Form 20-F
period 2001-09-30
SAPPI LTD
filed 2001-12-27
CIK 1072483

Use these links to rapidly review the document
TABLE OF CONTENTS
Historical Financial Statements of Sappi Limited
Group Annual Financial Statements

As filed with the Securities and Exchange Commission on December 27, 2001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

/ / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

/x/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2001

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number 1-14872

SAPPI LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Republic of South Africa
(Jurisdiction of incorporation or organisation)

48 Ameshoff Street
Braamfontein
Johannesburg 2001
Republic of South Africa
(Telephone: +27-11-407-8111)
(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

American Depositary Shares, evidenced by
American Depositary Receipts, each representing
1 Ordinary Share
(Title of each class)

New York Stock Exchange
Ordinary Shares, par value R1.00 per Share*
(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

   Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

239,071,892 Ordinary Shares

   Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES /x/  NO / /

   Indicate by check mark which financial statements item the registrant has elected to follow.

ITEM 17 / /  ITEM 18 /x/

   * Not for trading but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

OUR USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT

    Unless otherwise specified or the context requires otherwise in this Annual Report on Form 20-F ("Annual Report"):

  •
  references to "Sappi", "Sappi Group", "Group", "we", "us" and "our" are to Sappi Limited together with its subsidiaries;

  •
  references to "southern Africa" are to the Republic of South Africa, the Kingdom of Swaziland, the Kingdom of Lesotho, the Republic of Namibia and the Republic of Botswana;

  •
  references to "Rand", "R" and "SA cents" are to South African rand and cents, the currency of South Africa;

  •
  references to "US dollar(s)", "dollar(s)", "US$", "$" and "US cents" are to United States dollars and cents, the currency of the United States;

  •
  references to "Euro" and "E" are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community as amended by the Treaty on the European Union;

  •
  references to "Guilders" and "NLG" are to Dutch guilders, a national currency unit of the Euro used as legal tender in the Netherlands;

  •
  references to "Deutsche marks" and "DEM" are to German Deutsche marks, a national currency unit of the Euro used as legal tender in Germany;

  •
  references to "UK pounds sterling" and "GBP" are to United Kingdom pounds sterling, the currency of the United Kingdom;

  •
  references to "m2" are to square metres and references to "hectares" or "ha" are to a land area of 10,000 square metres or approximately 2.47 acres;

  •
  references to "tonnes" are to metric tonnes (approximately 2,204.6 pounds or 1.1 short tonnes); and

  •
  references to "market share" are based upon sales volumes in a specified geographic region during the fiscal year ended September 30, 2001.

    Except as otherwise indicated, in this Annual Report the amounts of "capacity" or "production capacity" of our facilities or machines are based upon our best estimates of production capacity at the date of filing of this Annual Report. Actual production by machines may differ from production capacity as a result of products produced, variations in product mix and other factors.

    Certain market share information and other statements presented herein regarding our position relative to our competitors with respect to the manufacture or distribution of particular products are not based on published statistical data or information obtained from independent third parties, but reflect our best estimates. We have based these estimates upon information obtained from our customers, trade and business organisations and associations and other contacts in our industries.

ACCOUNTING PERIODS AND PRINCIPLES

    Unless otherwise specified, all references in this Annual Report to a "fiscal year" and "year ended" of Sappi Limited refer to a twelve-month financial period. All references in this Annual Report to fiscal 2002, fiscal 2001, fiscal 2000, fiscal 1999, fiscal 1998, fiscal 1997 or fiscal 1996 or the year ended September 2002, 2001, 2000, 1999, 1998, 1997 or 1996 refer to Sappi Limited's twelve-month financial periods ended on September 30, 2002, September 30, 2001, September 27, 2000, September 29, 1999, September 30, 1998, October 1, 1997 and October 2, 1996, respectively. Our audited consolidated financial statements included elsewhere in this Annual Report have been prepared in conformity with South African generally accepted accounting principles ("South African GAAP" or "SA GAAP"), which differ in certain significant respects from United States generally accepted accounting principles ("United States GAAP" or "US GAAP"), see note 37 to our audited consolidated financial statements included elsewhere in this Annual Report. On December 31, 1997, we acquired a 91.5% ownership interest in KNP Leykam Holding AG ("KNP Leykam"). Our financial statements for the year ended September 1998 include the results of KNP Leykam since its acquisition on December 31, 1997.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

    We publish our financial statements and all financial data presented in this Annual Report in US dollars on a nominal (non-inflation adjusted) basis. During fiscal 2000, we changed our reporting currency from Rand to US dollars. Certain capital expenditure US dollar values disclosed in this Annual Report for years prior to 1998 have been converted from their base currency at either the average rate or closing rate of exchange for the applicable year, on a basis consistent with note 2 to our audited consolidated financial statements included elsewhere in this Annual Report. For information regarding the conversion to US dollars in fiscal 2001, 2000 and 1999, see note 2 to our audited consolidated financial statements included elsewhere in this Annual Report.

FORWARD-LOOKING STATEMENTS

    In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 ("the Reform Act"), we are providing the following cautionary statement. Except for historical information contained herein, statements contained in this Annual Report may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters identify forward-looking statements. In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at our key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for our products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of our leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions.

    These factors are fully discussed in this Annual Report. For further discussion on these factors, see "Item 3—Key Information—Selected Financial Data", "Item 3—Key Information—Risk Factors", "Item 4—Information on the Company", "Item 5—Operating and Financial Review and Prospects—Operating Results", "Item 10—Additional Information—Exchange Controls" and note 32 to our audited consolidated financial statements included elsewhere in this Annual Report. You are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Annual Report and are not intended to give any assurance as to future results. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable.

ITEM 3.  KEY INFORMATION

Selected Financial Data

    The selected financial data set forth below has been derived from our audited consolidated financial statements and are qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes thereto, which are included elsewhere in this Annual Report, and "Item 5—Operating and Financial Review and Prospects". We changed certain accounting policies in fiscal 2001, for additional details see note 3 to our audited consolidated financial statements included elsewhere in this Annual Report.

    We prepare our financial statements according to South African generally accepted accounting principles. There are significant differences between these principles and those applied in the United States. You can read about the principal differences in note 37 to our audited consolidated financial statements included elsewhere in this Annual Report.

    In fiscal 2000, we changed our reporting currency from Rand to US dollars to facilitate a better understanding of our results, since a majority of our sales are in US dollars and the US dollar is the major currency of the pulp and paper industry, see note 2 to our audited consolidated financial statements included elsewhere in this Annual Report.

	Year Ended September
	2001	2000	1999	1998	1997
	(US$ in million, except per share and number of shares data)
Consolidated Income Statement Data:
South African GAAP:
Sales(1)	4,184	4,718	4,422	4,308	3,557
Operating profit	446	672	395	409	238
Net profit applicable to shareholders	138	363	114	107	20
Adjusted EBITDA(2)	797	1,052	776	766	516
Basic earnings per share (US cents)	59	153	51	53	13
Diluted earnings per share (US cents)	59	151	51	52	12
Dividends per share (US cents) (3)	26	25	19	18	—
United States GAAP:
Sales(1)	4,184	4,718	4,422	4,308	3,557
Operating profit(4)	278	680	305	463	260
Net profit applicable to shareholders	153	374	143	80	14
Adjusted EBITDA(2)	620	1,084	810	832	530
Basic earnings per share (US cents)	66	158	68	40	9
Diluted earnings per share (US cents)	65	156	67	40	9
Consolidated Balance Sheet Data:
South African GAAP:
Total assets	4,506	4,768	5,334	6,336	5,166
Net assets(5)	3,146	3,667	3,679	4,823	3,954
Total long-term borrowings	1,014	1,278	1,404	2,558	2,087
Shareholders' equity	1,503	1,618	1,436	1,466	1,063
United States GAAP:
Total assets	4,612	4,891	5,488	6,445	5,368
Net assets(5)	3,248	3,722	3,770	4,883	4,066
Total long-term borrowings	1,057	1,299	1,409	2,416	1,885
Shareholders' equity(6)	1,591	1,693	1,517	1,558	1,111
Other Information:
Weighted average number of ordinary shares in issue (in million)	232.8	236.9	223.8	200.5	159.2

(1)
Sales represents the net sales value of all products sold to outside parties after the deduction of rebates.
(2)
"Adjusted EBITDA" represents net profit before the deduction of depreciation, cost of timber harvested, amortisation, net interest, income taxes, other expenses/income and outside shareholders interest. Based on our experience in the paper industry, we believe that Adjusted EBITDA and related measures of cash flow provide an important tool for measuring paper companies in several areas, including liquidity, operating performance and the ability to borrow money (and to make payments on borrowings). However, Adjusted EBITDA is presented on a Group basis, and there are regulatory and contractual limitations on our businesses' ability to transfer funds among each other. We may also incur tax costs with these transfers. As a result, Adjusted EBITDA generated by one business may not be available to make payments on borrowings by another business. Adjusted EBITDA should not be treated as an alternative to items determined under generally accepted accounting principles like operating profit or cash flow from operating activities. It also does not provide an indication of liquidity or operating performance. Different companies and analysts may calculate Adjusted EBITDA differently, so making comparisons among companies on this basis should be done very carefully.
(3)
The dividends per share were, in each case, declared after the end of the year indicated, out of profits earned for that year. Prior to the year ended September 2000, it was our policy to declare cash dividends in Rand. Dividends paid in Rand have been converted to US dollars at the ruling rate of exchange at the date of the declaration of the dividend. It is now our policy to declare cash dividends in US dollars. For further information on our dividend policy, see "Item 8—Financial Information—Dividend Policy".
(4)
Operating profit for United States GAAP includes non-trading profit (loss) which is disclosed separately for South African GAAP purposes.
(5)
Net assets equals total assets less current liabilities.
(6)
Amounts differ from amounts previously reported, as explained in note 37 to our audited consolidated financial statements included elsewhere in this Annual Report.

Risk Factors

    In addition to other information contained in this Annual Report, you should carefully consider the following factors before deciding to invest in our ordinary shares and American Depositary Shares ("ADSs"). There may be additional risks that we do not currently know of or that we currently deem immaterial based on the information available to us. Our business, financial condition or results of operations could be materially adversely affected by any of these risks, resulting in a decline in the trading price of our ordinary shares and ADSs.

We operate in a highly cyclical industry, which has in the past resulted in substantial fluctuations in our results

    The markets for our pulp and paper products are significantly affected by changes in industry capacity and output levels and by cyclical changes in the world economy. As a result, these markets historically have been highly cyclical, with volatile pulp and paper prices.

    There have been periods of supply/demand imbalance in the pulp and paper industry, which have caused pulp and paper prices to be volatile. The timing and magnitude of price increases or decreases in the pulp and paper market have generally varied by region and by type of pulp and paper.

    Movements in prices of pulp and paper products are difficult to predict. Also, there may be periods during which demand for our products is insufficient to enable us to operate our production facilities in an economical manner. A sustained period of weak demand or excess supply would be likely to adversely affect pulp and paper prices which could have a material adverse effect on our operating rates and financial results.

    Despite a relatively high level of pulp integration on a Group-wide basis, a significant increase in the prices for pulp or pulpwood could adversely affect our non-integrated and partially integrated operations if they are unable to raise paper prices by amounts sufficient to maintain margins.

    For further information, see "Item 4—Information on the Company—Business Overview—The Pulp and Paper Industry" and "Item 5—Operating and Financial Review and Prospects—Operating Results".

Fluctuations in the value of currencies, particularly the Euro and the Rand, in relation to the US dollar have in the past had and could in the future have a significant impact on our earnings in these currencies and on our shareholders' equity

    We report in US dollars to facilitate a better understanding of our results, since the majority of our sales are in US dollars and the US dollar is the major currency of the pulp and paper industry. Fluctuations in the exchange rate between other currencies, particularly the Euro and Rand, and the US dollar have in the past significantly affected and could in the future significantly affect our earnings in those currencies and our shareholders' equity. We now have a negative balance in non-distributable reserves caused by the foreign currency translation reserve, which resulted from our change in reporting currency. This represents the cumulative translation effect of the strength of the dollar on our equity in Rand and other currencies.

    Since the adoption of the Euro by the European Union on January 1, 1999 (when the Euro was trading at approximately 1.18 US dollar per Euro), it has depreciated against the US dollar to approximately 0.92, 0.88 and 1.05 US dollar per Euro at the end of fiscal 2001, 2000 and 1999, respectively. It reached a low of approximately 0.83 US dollar per Euro on October 25, 2000 and, on December 17, 2001, was trading at approximately 0.90 US dollar per Euro.

    In recent years, the value of the Rand against the US dollar has depreciated considerably. It has depreciated against the US dollar to approximately R8.94, R7.22 and R6.00 per US dollar at the end of fiscal 2001, 2000 and 1999, respectively. Subsequent to fiscal year end, the Rand reached a new low of approximately R12.47 per US dollar on December 14, 2001 and, on December 17, 2001, was trading at approximately R12.05 per US dollar.

    For further information, see notes 15 and 32 to our audited consolidated financial statements included elsewhere in this Annual Report and "Item 5—Operating and Financial Review and Prospects—Operating Results—Overview—Inflation and Foreign Exchange".

The markets for pulp and paper products are highly competitive, and many of our competitors have advantages that may adversely affect our ability to compete with them

    We compete against a large number of pulp and paper producers located around the world. A recent trend towards consolidation in the pulp and paper industry has created larger, more focused pulp and paper companies. Some of these companies benefit from greater financial resources or operate mills that are lower cost producers of pulp and paper products than our mills. We cannot assure you that each of our mills will be competitive. Furthermore, we cannot assure you that we will be able to take advantage of consolidation opportunities, which may arise, or that any failure to exploit opportunities for growth could not make us less competitive.

    In addition, exchange rate fluctuations have in the past, and may in the future, affect the competitiveness of our products in relation to the products of pulp and paper companies based in other countries.

    Increased competition, including in southern Africa as import duties decrease in accordance with the terms of a free trade agreement between South Africa and the European Union, could cause us to lose market share, increase expenditures or reduce pricing, any of which could have a material adverse effect on the results of our operations.

Our indebtedness may impair our financial and operating flexibility

    At September 30, 2001, our net debt was $1.1 billion. A significant portion of our debt was incurred in connection with the acquisition of KNP Leykam and S.D. Warren Company.

    We are subject to South African exchange controls, which inhibit the free flow of funds from South Africa. These exchange controls have affected the geographic distribution of our debt. As a result, recent acquisitions in the United States and Europe were financed with indebtedness incurred by companies in those regions. The level of our debt has important consequences. For example, our ability to obtain additional financing may be limited, which could limit, among other things, our ability to exploit growth opportunities; a substantial portion of our cash flow from operations may be required to make debt service payments; we are exposed to increases in interest rates because a portion of our debt bears interest at variable rates; we may be more leveraged than certain of our competitors; we may be more vulnerable to economic downturns and adverse changes in our business; and our ability to withstand competitive pressure may be more limited.

    In addition, certain of our financing arrangements contain covenants and conditions to borrowing that significantly restrict the activities of members of our Group.

    Exchange control restrictions may restrict the transfer of funds directly or indirectly between our subsidiaries or between the parent company and our subsidiaries. We may also incur significant tax costs in connection with these transfers of funds. As a consequence, the ability of Sappi Limited or any of its subsidiaries to make scheduled payments on its debt will depend on its financial and operating performance, which will depend on various factors beyond our control, such as prevailing economic and competitive conditions. If Sappi Limited or any of its subsidiaries is unable to achieve operating results or otherwise obtain access to funds sufficient to enable it to meet its debt service obligations, it could face substantial liquidity problems. As a result, it might need to delay investment or dispose of material assets or operations. The timing of and the proceeds to be realised from any such disposition would depend upon circumstances at the time.

The cost of complying with environmental regulation may be significant to our business

    Our operations are subject to a wide range of environmental requirements in the various jurisdictions in which we operate. We will continue to incur significant expenditures and may face operational constraints to maintain compliance with applicable environmental laws, to upgrade equipment at our mills and to meet new regulatory requirements, particularly in the United States and South Africa. Expenditures to comply with future environmental laws and regulations could have a material adverse effect on our business and financial condition.

    For further information, see "Item 4—Information on the Company—Business Overview—Environmental and Safety Matters—Environmental Matters" and "Item 5—Operating and Financial Review and Prospects—Operating Results".

There are risks relating to South Africa that could affect your investment in our company

    We are incorporated in South Africa and own significant operations in southern Africa. As a result, there are risks relating to South Africa which could affect an investment in our company. These risks arise from the fact that we are subject to various economic, fiscal, monetary, regulatory, operational and political policies and factors that affect South African companies generally. See "Item 5—Operating and Financial Review and Prospects Operating Results—South African Economic and Political Environment". Certain of these risks, for example regulatory and operational risks, are limited by the fact that in fiscal 2001, only 23% of our sales emanated from southern Africa, with Europe representing 43% and North America representing 34%, and only 28% of our net operating assets were located in southern Africa, with Europe representing 41% and North America representing 31%.

Insurance cover has become more restrictive since the events of September 11, 2001, which may result in our paying significantly higher premiums and being unable to maintain the levels or types of insurance carried in the past

    The insurance market has experienced significant premium increases over the last two years. Major losses to the insurance industry and an increased degree of consolidation, coupled with a reduction of capacity, have been the cause. The unprecedented events of September 11, 2001 have compounded the situation further due to the financial impact on the insurance and reinsurance markets which has been estimated to be in excess of $50 billion. In general, insurers have withdrawn cover for losses from acts of terrorism and the process of negotiating renewed insurance cover with effect from November 1, 2001 has so far led to unsatisfactory results.

    Contrary to previous years, we were not able to cover property damage and losses from business interruption and machinery breakdown to full value. While we believe our insurance provides adequate coverage for reasonably foreseeable losses, we are unable to assure you that actual losses will not exceed our coverage or that such excess will not be material. We aim to improve on this situation as we continue negotiations, also with a view to additional insurance capacities that might become available on January 1, 2002.

    In parallel, we are working on improved enterprise risk management to lower the risk of incurring losses from uncontrolled incidents.

Several customers, including Buhrmann NV, account for a significant amount of our revenues

    We sell a significant portion of our products to several major customers, one of which is Buhrmann NV. Any adverse development in our relationships with our principal customers could have an adverse effect on our business and results of operations. See "Item 4—Business Review—Marketing and Distribution—Sappi Fine Paper—Customers" and "Item 4—Business Review—Marketing and Distribution—Sappi Forest Products—Customers".

Your ability to sell a substantial number of ordinary shares may be restricted by the limited liquidity of shares held on the JSE Securities Exchange South Africa

    The principal trading market for the ordinary shares of Sappi Limited is the JSE Securities Exchange South Africa ("JSE") (formerly the Johannesburg Stock Exchange). Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major markets. In fiscal 2001, 240 million ordinary shares of Sappi Limited were traded on the JSE and 52 million ADSs were traded on the New York Stock Exchange. See "Significant shareholders may be able to influence the affairs of our company", "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders", "Item 9—The Offer and Listing—Offer and Listing Details" and "Item 9—The Offer and Listing—Markets".

Significant shareholders may be able to influence the affairs of our company

    Although our investigation of beneficial ownership of our shares identified only three beneficial owners of more than 5% of our ordinary shares, holding a total of less than 20%, as shown in our shareholders' register at November 15, 2001, the four largest shareholders of record, three of which are nominees that hold shares for a multitude of beneficial owners, owned approximately 88.3% of our ordinary shares. Two of the fifteen Directors of Sappi Limited are affiliated with one of our four largest shareholders of record. See "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders".

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

    Sappi Limited is a public company incorporated in the Republic of South Africa. Its principal executive offices are located at 48 Ameshoff Street, Braamfontein, Johannesburg 2001, Republic of South Africa and its telephone number is +27-11-407-8111.

    Sappi was founded and incorporated in 1936 in South Africa and is a corporation organised under the Companies Act 61 of 1973 of the Republic of South Africa.

    Until 1990, we primarily expanded our operations within southern Africa. Since 1990, we have grown through acquisitions outside of southern Africa. In December 1994, Sappi and a group of financial investors acquired S.D. Warren Company, the market leader in the United States in coated woodfree paper and a major producer of other speciality paper products. It now conducts business as Sappi Fine Paper North America and is wholly owned by Sappi.

    On December 31, 1997, we acquired a 91.5% ownership interest in KNP Leykam, the leading European producer of coated woodfree paper. KNP Leykam is now wholly owned and is integrated into Sappi Fine Paper Europe, our European fine paper business. As a result of the completion of the acquisition of KNP Leykam, we are now the global leader in the coated woodfree paper business with a capacity of 3.2 million tonnes of coated woodfree paper per annum and a total of 3.9 million tonnes of fine paper per annum.

    For information on our principal investments and capital expenditures, see the description of our business in "—Business Overview" and "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

    We currently have our primary listing on the JSE and have secondary listings on the New York, London and Frankfurt Stock Exchanges.

BUSINESS OVERVIEW

Business Strategy

    Our objective for the coming years is to be the foremost company in our sector in terms of creating value for our shareholders and our customers.

    We intend to do this by:

  •
  strengthening our position as a global paper company by growing the value-adding parts of our business through the efficient use of capital and the elimination of under-performing assets;

  •
  strengthening our leadership positions in selected markets, in particular the coated woodfree paper market, which is a rapidly growing market sector, and the dissolving pulp market;

  •
  maintaining a high level of market focus;

  •
  maintaining appropriate integration of our pulp and paper operations;

  •
  pursuing growth by investing in our existing businesses and opportunities to grow within our core business, including through acquisitions; and

  •
  continuing to develop new products for our customers and more effective ways of manufacturing and distributing them.

The Pulp and Paper Industry

    The paper industry is generally divided into the printing and writing market segment, consisting of newsprint, groundwood paper and fine paper, and the packaging market segment, consisting of containerboard, boxboard and sackkraft.

    The following table shows a breakdown of our major product categories, a description of each and the typical uses for such products. We have produced and sold each of these products in each of our last three fiscal years.

Major Product Categories	Description and Typical Uses
Paper:
Fine paper:
Coated paper
Higher level of smoothness than uncoated paper, higher reprographic quality and printability. Uses include brochures, catalogues, corporate communications, direct mail promotions, educational textbooks, luxury advertising, magazine covers and upscale magazines
Uncoated paper	Uses include business forms, business stationery, general printing paper, tissue and photocopy paper
Speciality paper	Can be either coated or uncoated. Uses include bags, labels, packaging and release paper for casting textured finishes (e.g., artificial leather)
Commodity products:
Packaging paper
Heavyweight grades of paper primarily used for packaging consumer, agricultural and industrial products. Uses include containerboard (corrugated shipping containers), boxboard (folding cartons, bags) and sackkraft (multi-walled shipping sacks)
Newsprint
Demand is highly dependent on newspaper circulation and advertising. Generally manufactured from ground wood, mechanical or recycled pulp. May be reinforced to varying degrees by adding chemical pulp in the production process. Uses include advertising inserts and newspapers
Pulp:
Paper pulp
Main raw material used in production of printing, writing and packaging paper. Pulp is the generic term that describes the cellulose fibre derived from wood. These cellulose fibres may be separated by mechanical, thermo-mechanical or chemical processes. The chemical processes involve removing the glues (lignins) which bind the wood fibres to leave cellulose fibres. Paper made from chemical pulp is generally termed "woodfree". Uses include paper, paperboard and tissue
Dissolving pulp
Used in textiles rather than paper products. It is manufactured by similar processes but is purified further to leave virtually pure cellulose fibres. Uses include viscose fibres (e.g., rayon) for clothing, carpets and other textiles, viscose for cellophane and moulding compounds for plastics industry and chemical additives
Timber products:	Sawn timber for building construction and furniture manufacturing

    The markets for our pulp and paper products are significantly affected by changes in industry capacity and by cyclical changes in the world economy and, as a result, have been highly cyclical. The pulp and paper industry has often been characterised by periods of supply/demand imbalance causing pricing to be volatile. The following table sets forth selected pulp and paper prices in certain markets for the periods presented.

	Year Ended September
	2001		2000		1999
	Low	High	Low	High	Low	High
Coated Woodfree Paper
100 gsm delivered Germany (DEM per metric tonne)(1)	1,750	1,950	1,700	1,950	1,600	1,700
60 lb. delivered US (US$ per short tonne)(2)	800	960	860	1,000	830	870
Uncoated Woodfree Paper
50 lb. delivered US (US$ per short tonne)(3)	670	790	720	820	580	750
Paper Pulp
NBSK (US$ per metric tonne)(4)	450	710	560	710	460	560
Dissolving Pulp
92 alpha (US$ per metric tonne)(5)	540	765	580	740	530	580

(1)
100 gsm sheets, Production Price Index (PPI).
(2)
60 lb. Coated web, PPI.
(3)
50 lb. Offset, PPI.
(4)
Northern Bleached Softwood Kraft Pulp CIF Northern Europe, PPI.
(5)
Selected indicative prices, Sappi.

Fine Paper

    Our fine paper activities are classified into coated and uncoated fine paper and speciality paper grades. Our coated woodfree paper market share in the United States, Western Europe and southern Africa is approximately 22%, 20% and greater than 60%, respectively, making us the largest producer of coated woodfree paper in the world.

    Coated Woodfree Paper.  Coated woodfree paper has been one of the fastest growing market sectors in the paper industry through the 1980s and 1990s. Major end uses include high-end magazines, catalogues, brochures, annual reports and commercial printing. Coated woodfree paper, meaning free of groundwood pulp, is made from chemical pulp and is specifically finished on one or both sides for use where higher reprographic quality is required. The majority of coated woodfree paper production is coated on two sides, permitting quality printing on both sides of the paper. Paper that is coated on one side is used in special applications such as consumer product and mailing label applications.

    The market for coated paper products is significantly affected by changes in production capacity and output levels and by cyclical changes in the world economy. The coated paper market has historically experienced price fluctuations driven by a variety of factors including, for example, inventory levels and production supply.

    Over the past decade, market prices for coated paper products in the United States and Europe have fluctuated significantly. In that period, the price of coated woodfree paper in the United States has ranged from $810 to $1,270 (per short tonne, 60 lb. Coated web) and in Europe (Germany) from approximately DEM1,325 to DEM2,100 (per metric tonne, 100 gsm sheets). As of October 2001, coated woodfree paper prices were approximately $820 per short tonne 60 lb. web in the United States and DEM1,850 per metric tonne 100 gsm sheets in Europe. See "Item 5—Operating and Financial Review and Prospects—Operating Results—Markets". The movement of coated paper prices in South Africa is closely linked to international trends.

    Uncoated Paper.  Uncoated woodfree paper represents the largest industry grade in the fine paper group in terms of both world capacity and consumption. Uncoated woodfree paper is used for bond/writing and offset printing papers, photocopy papers, writing tablets (e.g., legal pads), speciality lightweight printing paper (e.g., bibles) and thin paper.

    The market for uncoated paper products generally follows cyclical trends, which do not necessarily coincide with cycles for coated paper but will be impacted by capacity changes in uncoated woodfree paper output levels.

    Speciality Paper.  The speciality paper markets in which Sappi Fine Paper operates generally follow trends in the respective end use sectors in addition to changes in production capacity, output levels and by cyclical changes in the world economy. Price fluctuations in the speciality paper markets have historically tended to lag and be less precipitous than price changes in the coated and uncoated graphic paper product markets.

Commodity Paper

    Our range of forest products comprises a variety of packaging papers produced in southern Africa at the Tugela, Cape Kraft and Ngodwana mills. The Ngodwana mill also produces newsprint. We are one of the two major suppliers of packaging paper in South Africa.

    Packaging Paper.  As with fine paper, the market for packaging papers is affected by cyclical changes in the world economy and by changes in production capacity and output levels. The packaging paper market, including kraft linerboard and sackkraft, has experienced price fluctuations which are driven by a variety of factors, including, for example, inventory levels and production supply.

    Over the past decade, kraft linerboard prices have ranged from $325 to $685 per tonne in Northern Europe. As of October 2001, kraft linerboard prices were approximately $405 per tonne in Northern Europe. In the southern Africa domestic market, we have entered into medium-term contractual commitments with certain converters. These commitments include certain volume targets and, in some cases, as is customary in the market, fixed prices for periods of between 6 to 12 months.

    Newsprint.  The worldwide market for newsprint has been adversely affected over the past decade by substantial increases in new capacity during the early 1990s and stagnating demand from, and cost-cutting measures imposed by, major newsprint end-users. Over the past decade, the price of newsprint has ranged from a low of $420 per tonne in the second quarter of 1992 to a high of $750 per tonne in the fourth quarter of 1995 and the first quarter of 1996. Subsequent to a price decline in the third quarter of 1999 to $480 per tonne, newsprint prices started escalating in the second quarter of 2000 and peaked at $625 in April 2001. As a result of the slowing economy which became evident towards the end of 2000, newsprint prices started to decline in the middle of 2001. As of October 2001, the price of newsprint (delivered East Coast USA) was approximately $540 per tonne.

Pulp

    We produce dissolving pulp, as well as a wide range of paper pulp grades, including groundwood pulp used in newsprint, unbleached kraft pulp, bleached kraft pulp and bleached sulphite pulp.

    Paper Pulp.  The market pulp industry is highly competitive and is also sensitive to changes in industry capacity, producer inventories demand for paper and cyclical changes in the world's economies. The market price per tonne of northern bleached softwood kraft (NBSK) pulp, a pulp principally used for the manufacture of fine paper, is a benchmark widely used in the industry for comparative purposes. Over the past decade, the price of NBSK has ranged from $395 per tonne in November 1993 to $925 per tonne in September 1995, only to decline to $450 per tonne by March 1996.

    NBSK market pulp prices, which increased steadily through the second half of fiscal 1997, were severely adversely affected during fiscal 1998 by softened pulp markets resulting from the Asian economic crisis. Pulp prices at the end of 1998 were 22% lower than at the beginning of the year. During the first quarter of 1999, pulp prices remained relatively stable at $460 per tonne, the lowest level since 1993. Since the end of March 1999, pulp prices staged a strong recovery based on improved demand and very little net capacity growth. At the start of the third quarter of 2000, the NBSK market pulp price in Europe increased from $680 to $710 per tonne. A slowdown in the world's economies towards the end of 2000 resulted in NBSK market pulp prices starting to decline early in 2001, to a low of $450 in September 2001. Producers have curtailed production and producer inventories have declined. Inventories held by North American and Scandinavian producers (NORSCAN) declined to 1,6 million tonnes at November 2001 from a year high of 2.0 million tonnes in February 2001. As of December 2001, NBSK market pulp prices have shown signs of recovery and increased to $470 per tonne.

    Market unbleached kraft pulp (UKP) is used in the production of packaging papers and in certain niche markets such as oil and air filters. The market price of UKP generally follows the price trends of other paper pulp grades.

    Dissolving Pulp.  Prices of dissolving pulp generally follow those of NBSK, although the cycle is generally less volatile. Viscose materials (e.g., rayon) made from dissolving pulp compete directly with other fashion fibres such as cotton and polyester. They are therefore influenced by the fabrics market and the costs and availability of these fibres. Over the past decade, the price of dissolving pulp ("92 alpha"), has ranged from a low of $500 per tonne in the first quarter of 1993 to a high of over $1,000 per tonne in the fourth quarter of 1995. The most recent peak in dissolving pulp prices was during the fourth quarter of 2000. However since October 2000, these prices have dropped by 25% to 30%.

Timber Products

    Our timber products operations are concentrated in South Africa and consist of sawn timber for the building industry and components for the furniture industry and packing cases.

Business Review

    We are the world's largest producer of coated woodfree paper, with a market share of approximately 22% in the United States, 20% in Western Europe and greater than 60% in southern Africa. In addition, we are the world's largest producer of dissolving pulp, with a market share of approximately 15%.

    We have significant manufacturing operations on three continents and sales in over 100 countries. For fiscal 2001 over 80% of our sales were generated by sales to customers outside southern Africa. We currently have a paper capacity of 4.8 million tonnes per annum (excluding Mobile), dissolving pulp capacity of 600,000 tonnes per annum and paper pulp capacity of 2.4 million tonnes per annum. During fiscal 2001, we had sales of $4,814 million, operating income of $446 million and net income of $138 million.

    Our operations are currently structured around two business units:

  •
  Sappi Fine Paper, which has fine paper and related paper pulp businesses in North America, Europe and South Africa. Pursuant to the recent reorganisation of our North American and European fine paper shareholding, our fine paper interests are now held by Sappi Papier Holding AG in Austria and its worldwide activities are co-ordinated from London through Sappi Fine Paper plc; and

  •
  Sappi Forest Products, which produces commodity paper products (newsprint and packaging papers), pulp (including dissolving pulp and hardwood and softwood pulp) and forest and timber products (including pulpwood, sawlogs and sawn timber) for southern Africa and export markets. Sappi Forest Products is based in Johannesburg, South Africa.

    We also operate a trading network for the international marketing and distribution of our products outside our core operating regions of North America, Europe and southern Africa. Our trading operation, which we refer to as Sappi Trading, coordinates our shipping and other logistical functions for exports from southern Africa and North America through subsidiaries in South Africa and in the United States, respectively. The headquarters of our trading operation is located in Hong Kong, China. All costs associated with Sappi Trading are allocated to the two business units.

    The markets for our pulp and paper products are significantly affected by changes in industry capacity and output levels and by cyclical changes in the world economy. For further information, see "—Information on the Company—Business Overview—The Pulp and Paper Industry" and "Item 5—Operating and Financial Review and Prospects—Operating Results".

    The chart set forth below represents the operational rather than the legal or ownership structure of Sappi as of September 30, 2001. Units shown are not necessarily legal entities.

The following table sets forth certain information with respect to our operations for, or as at the end of, the year ended September 2001.

	Sappi Fine Paper
	North America(1)	Europe(2))	South Africa	Sappi Forest Products	Corporate And Other	Total
	(US$ in million, tonnes in thousands)
Sales volume (tonnes)	1,238	2,168	288	2,412	—	6,106
Sales	1,442	1,781	229	732	—	4,184
Operating profit	40	177	31	194	4	446
Net operating assets(3)	1,011	1,333	100	825	(13)	3,256

(1)
North America includes the Mobile mill, which contributed 272,000 tonnes and $256 million in sales in the year ended September 2001. The Mobile mill is being closed.
(2)
Europe includes the Nash and Transcript mills, which contributed 57,500 tonnes and $78 million in sales in the year ended September 2001. The Transcript mill is being closed and the Nash mill has been earmarked for divestment.
(3)
Net operating assets consist of non-current assets, current assets and current liabilities (excluding cash and cash equivalents, bank overdraft, deferred taxation and short-term loans).

SAPPI FINE PAPER

Overview

    Sappi Fine Paper's operations are co-ordinated from London through Sappi Fine Paper plc, which aims to facilitate the creation of an integrated business with a single identity, a unified sales, marketing and distribution strategy and a co-ordinated portfolio of brands and products.

    Sappi Fine Paper is the largest business sector of Sappi and contributed over 80% of our sales in fiscal 2001. It has the capacity to produce 3.9 million tonnes of paper per annum at its 13 paper and related paper pulp mills (excluding the Mobile, Alabama mill which is being closed) located on three continents. Sappi Fine Paper manages its business in three principal regions: Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Fine Paper South Africa. Sappi Fine Paper also manages the Nash and Transcript mills in the United Kingdom, which operate as separate businesses. These mills are no longer considered core businesses and have been earmarked for divestment.

    The following chart sets forth certain information with respect to the mills and principal products of Sappi Fine Paper as of November 2001.

(1)
The Mobile and Transcript mills are in the process of being closed.
(2)
The Nash mill has been earmarked for divestment.

    The following table sets forth approximate annual production capacity with respect to Sappi Fine Paper's products, excluding production capacity of the Nash and Transcript mills.

	Annual Production Capacity
	North America(1)	Europe(2)	South Africa	Total
Production capacity (000s tonnes):
Fine paper
Coated(3)	1,100	2,505	80	3,685
Uncoated(4)	—	30	254	284

Total	1,100	2,535	334	3,969
Paper pulp	591	620	150	1,361
Percentage paper pulp integration(5)	78%	44%	59%(6)	60%

(1)
Excludes the Mobile mill.
(2)
Excludes the Nash mill's capacity of 40,000 tonnes of business paper and the Transcript mill's capacity of 25,000 tonnes of carbonless paper.
(3)
Includes coated and speciality papers.
(4)
Includes 30,000 tonnes of tissue manufactured at the Stanger mill in South Africa and 14,000 tonnes of kraft manufactured at the Enstra and Adamas mills in South Africa.
(5)
Includes pulp used internally and pulp sold.
(6)
Sappi Forest Products provides most of the additional pulp requirements of our South African fine paper operations.

Facilities and Operations

Sappi Fine Paper North America

    Sappi Fine Paper is a leading producer and supplier of coated woodfree paper in the United States with a market share of approximately 22%. Sappi Fine Paper North America also produces a variety of other fine paper, including coated speciality paper.

    Sappi Fine Paper North America is headquartered in Boston, Massachusetts, and operates three paper mills in the United States in Somerset, Maine; Muskegon, Michigan; and Westbrook, Maine. The Mobile, Alabama mill, which mainly produces uncoated paper, stopped production in October 2001 and is in the process of being closed. These mills have a total annual production capacity of approximately 1.1 million tonnes of paper (excluding the Mobile mill). Sappi Fine Paper North America has a capacity of approximately 591,000 tonnes of paper pulp, which supplies approximately 78% of its pulp requirements, after giving effect to the closure of the Mobile mill. This significantly reduces its exposure to fluctuations in the price of market pulp that are not driven by fluctuations in wood or other major raw material prices.

    Coated paper accounted for approximately 72% of Sappi Fine Paper North America's sales in fiscal 2001. Uncoated paper, speciality paper and pulp accounted for the remaining 28%. Sappi Fine Paper North America has exited the uncoated business with the closure of the Mobile mill.

    The following table sets forth sales by product for our North American operations, including contribution from the Mobile mill.

	Year Ended September
	2001	2000	1999
Sales (US$in million):(1)
Coated Woodfree Paper	1,044	1,173	1,142
Uncoated Woodfree Paper	246	271	179
Speciality Paper and Other(2)	152	201	234

Total	1,442	1,645	1,555

(1)
Includes sales of $256 million in fiscal 2001, $280 million in fiscal 2000 and $256 million in fiscal 1999 for the Mobile mill, which will be closed.
(2)
Other consists primarily of market pulp.

    For the year ended September 30, 2001, Sappi Fine Paper North America sold approximately 1,238,000 tonnes of paper and pulp products, including contribution from the Mobile mill. The following table sets forth the paper capacity, number of paper machines, products, pulp integration and capital expenditures at each of our continuing mills in North America.

	Mill Locations
	Somerset	Muskegon	Westbrook
Paper capacity (000s tonnes)	727	260	113
Number of paper machines	3	2	2
Products	coated woodfree paper	coated woodfree paper	speciality paper and high bulk coated paper
Percentage pulp integration(1)	94%	73%	None
Capital expenditures (October 1998- September 2001) (US$ in million)	76	121	34

(1)
Includes pulp sold to third parties.

    Somerset.  The Somerset mill is a low-cost producer and has a capacity of approximately 727,000 tonnes of paper and approximately 482,000 tonnes of pulp per annum. It was built in 1976 and became an integrated facility with the completion of the paper machine one in 1982. Each of the paper machines at the Somerset facility employs Sappi Fine Paper North America's patented on-line coating and finishing technology. This technology combines the three steps in the manufacture of coated paper into one continuous process. It is well suited for the lightweight coated papers produced at Somerset because of the technology's ability to produce high gloss, consistent quality products at high speeds.

    Muskegon.  Muskegon is an integrated facility with a capacity of approximately 260,000 tonnes of heavier weight coated paper and approximately 109,000 tonnes of hardwood pulp. One of Muskegon's paper machines utilises Sappi Fine Paper North America's on-line finishing technology to produce heavier weighted coated paper. The other paper machine has on-line coating and off-line calendars (finishers) and is used primarily to produce cover-weight papers.

    Westbrook.  Westbrook is Sappi Fine Paper North America's original mill with origins dating back to 1854. It is a speciality facility with a capacity of 113,000 tonnes of coated woodfree and casting release paper. Its two paper machines primarily produce base paper, which is coated off-line. Westbrook also has nine speciality coaters, including three employing Sappi Fine Paper North America's patented Ultracast® process. This process uses an electron beam to cure coating against a finely engraved steel roll, resulting in virtually exact replication of the roll pattern. Sappi Fine Paper North America also has a research and development facility at Westbrook. In June 1999, we closed a paper machine that produced release lining paper and face sheets used for pressure sensitive papers, as well as the pulp mill at Westbrook. The closure of the pulp mill was largely due to the expected cost of compliance (approximately $50 million) with US environmental regulations. Certain grades from the machine that was closed down were transferred to Westbrook's two remaining machines. Some of Westbrook's ongoing pulp requirements are being satisfied by pulp produced at the Somerset mill, with the balance being purchased as market pulp. Approximately 315 employees, both salaried and hourly, were affected by the closure.

    Mobile.  Mobile is a paper mill with a historic capacity of 290,000 tonnes of uncoated paper per annum, including white and coloured business paper and printersboard, and speciality paper. The Lusterprint range of speciality coated products was moved to other Sappi facilities. In May 2001, we announced that we would be closing the mill, which closure should be concluded by the end of 2001.

    Sappi Fine Paper North America also operates a coated paper sheeting and distribution facility in Allentown, Pennsylvania, which was completed in 1994 and has an annual sheeting capacity of approximately 100,000 tonnes. The Allentown facility produces sheet paper for the Somerset and Westbrook mills.

Sappi Fine Paper Europe

    Sappi Fine Paper is a leading producer of coated woodfree paper in Europe with a market share of 20% and a producer of commercial printing paper, coated mechanical paper and speciality paper used in packaging, labelling and laminating and a branded range of uncoated printing and business paper. Sappi Fine Paper Europe presently consists of seven mills (excluding the Nash and Transcript mills) with an aggregate annual production capacity of approximately 2.5 million tonnes of paper and 620,000 tonnes of related paper pulp. Sappi Fine Paper Europe's headquarters are located in Brussels, Belgium.

    The following table sets forth sales by product for our Sappi Fine Paper Europe operations.

	Year Ended September
	2001	2000	1999
Sales (US$ in million):(1)
Coated Paper(2)	1,648	1,690	1,639
Uncoated Woodfree Paper	—	5	3
Speciality Paper and Other(3)	133	258	228

Total	1,781	1,953	1,870

(1)
Includes sales for the Nash and Transcript mills. The Nash and Transcript mills contributed $78 million of sales in fiscal 2001 and $84 million of sales in fiscal 2000. The Transcript mill is being closed and the Nash mill has been earmarked for divestment.
(2)
Includes coated mechanical paper produced at Lanaken mill.
(3)
Other consists primarily of market pulp.

    For the year ended September 2001, Sappi Fine Paper Europe sold approximately 2,168,000 tonnes of paper and pulp products. The following table sets forth the paper capacity, number of machines, products, pulp integration and capital expenditures at each of Sappi Fine Paper Europe's mills in Europe.

	Mill Location
	Germany		Austria	Netherlands		Belgium	United Kingdom
	Alfeld	Ehingen	Gratkorn	Maastricht	Nijmegen	Lanaken	Blackburn
Paper capacity (000s tonnes)	350	235	820	315	235	470	110
Number of paper machines	5	1	2	2	1	2	1
Products	coated woodfree paper, coated & uncoated specialities	coated woodfree paper	coated woodfree paper	coated woodfree paper and labels	coated woodfree paper	mechanical coated paper	coated woodfree paper and cast coated paper
Percentage pulp integration(1)	56%	70%	55%	none	none	55%	none
Capital expenditures (October 1998-September 2001) (US$ in million)	47	24	81	29	34	50	9

(1)
Includes pulp sold to third parties.

    Alfeld.  The Alfeld mill is located to the south of Hannover, Germany and its origins date back to 1706. It has a paper capacity of approximately 350,000 tonnes of coated woodfree paper and a pulp capacity of approximately 115,000 tonnes per annum. It produces coated woodfree and speciality paper products, which are mainly coated and have a variety of finishes. In early 1995, a major rebuild of Alfeld's Paper Machine 3 (PM 3) was completed. Following the rebuild, Alfeld became a world leader in the production of low substance flexible packaging papers. Alfeld's PM 3 employs a totally integrated concept of in-line coating and calendering. The Alfeld mill produces totally chlorine-free ("TCF") bleached sulphite pulp for its own use.

    Ehingen.  The Ehingen mill is located to the southeast of Stuttgart, Germany and was acquired by Hannover Papier in 1987. A paper machine with a capacity of 180,000 tonnes per annum of coated woodfree paper was commissioned in July 1991, expanding Ehingen from a market pulp mill into an integrated pulp and paper mill. During the first quarter of 1994, the construction of a high-rack warehouse was completed. As a result of upgrades during 1994 and 1996, Ehingen's total paper capacity was increased to 235,000 tonnes per annum. The pulp mill's capacity is currently 130,000 tonnes per annum of TCF bleached sulphite pulp. The pulp is produced mainly for its own use, but is also sold to customers.

    Gratkorn.  Paper has been produced at the Gratkorn, Austria site for more than four centuries. The Gratkorn mill recently completed a major expansion and renovation project. As a result of this project, Gratkorn has an annual capacity of 820,000 tonnes of triple-coated woodfree paper on just two paper machines and 235,000 tonnes of TCF chemical pulp. It also has an annual sheet finishing capacity of 650,000 tonnes. As a part of this expansion and renovation, the Gratkorn mill has been transformed from a five-machine mill into a two-machine mill.

    Maastricht.  The Maastricht, Netherlands mill has the capacity to produce over 315,000 tonnes per annum of coated woodfree paper and board and one-side coated paper used primarily for printing labels. Paper was first produced in Maastricht in 1852. Paper Machine 6 (PM 6), which was installed at Maastricht in 1962, was first rebuilt in 1977. In 1996, PM 6 underwent an extensive NLG224 million conversion. As a result, PM 6 and its coater are Europe's largest production facility and cost and quality leader for higher-weight-range triple-coated woodfree paper and board for graphics applications. PM 6's production complements that of the Gratkorn mill, which produces lower weight coated woodfree paper. Paper Machine 5 (PM 5) at Maastricht was constructed in 1952. It underwent its most recent rebuilds in 1995, when it was reconfigured at a total cost, including the related upgrade of PM 5's entire line, of $13 million. Following the reconfiguration, PM 5 is utilised as a dedicated one-side coated label paper machine.

    Nijmegen.  The Nijmegen, Netherlands mill began operations in 1955 and operates one paper machine. The mill specialises in producing reels of coated woodfree paper for web offset printing. It also produces special coated woodfree paper for use in digital printing. With an annual production capacity of 235,000 tonnes, the Nijmegen mill is one of Europe's largest suppliers in the segment of coated woodfree rotary offset paper. Rotary offset paper is used for commercial printing and publishing. The Nijmegen mill was upgraded in 1991. The upgrade increased its capacity by 40,000 tonnes per annum.

    Nijmegen and Neusiedler AG, an Austrian paper company have terminated their joint venture to operate an 80,000 tonne capacity sheeting centre in the course of 2001 and have closed the related facility.

    Lanaken.  The Lanaken, Belgium mill began commercial operations in 1966. It produces mechanical coated paper and lower weight wood-containing coated paper for offset printing. Mechanical coated paper for web offset presses is used primarily in the production of advertising materials and magazines. Lanaken's two paper machines have a total annual capacity of 470,000 tonnes. One machine principally produces mechanical coated paper. It was completely overhauled in 1992 and an additional off-line coater was installed to provide triple coating capability. The other paper machine produces lower-weight wood containing paper. Its capacity was increased to 290,000 tonnes per annum as a result of a multi-year optimisation process during the mid-1990s. Lanaken produces chemicalthermomechanical pulp (CTMP) in an integrated plant with an annual capacity of 140,000 tonnes. This enables the mill to supply approximately 60% of the fibre requirements for paper production itself.

    Blackburn.  The Blackburn, England mill was established in 1875, and has been a major producer of cast coated paper. In May 2000, we sold our Astralux brand of cast coated papers produced at the mill to the Favini Group in Italy. The production of cast coated papers at the Blackburn mill ceased at the end of May 2000. The Blackburn mill will continue to focus on its main business, the production of coated woodfree paper in reels.

    We hold our German mills through its 99.9% interest in Sappi Alfeld, formerly Hannover Papier. Sappi Ehingen, which owns the Ehingen mill, is 95% owned by Sappi Alfeld. Notwithstanding that the remaining interests are publicly held, an agreement between Sappi Alfeld and Sappi Ehingen provides us with effective control over the cash flow in these businesses. We hold a 100% ownership interest in the Gratkorn, Lanaken, Maastricht, Nijmegen, Blackburn and Nash mills.

Sappi Fine Paper South Africa

    Sappi Fine Paper, through Sappi Fine Paper South Africa, produces and markets a wide range of coated, uncoated and speciality papers as well as crêped tissue and fibreboard in South Africa. In the uncoated paper sector, where we have a 50% market share, Sappi Fine Paper operates one integrated pulp and paper mill, Enstra (located near Johannesburg). Stanger (located north of Durban) uses bagasse to produce coated fine paper and tissue. Bagasse is the fibrous residue of sugar cane. A smaller paper mill, Adamas (located in Port Elizabeth), utilises pulp from our sources and waste paper to produce speciality paper and some kraft products. Sappi Fine Paper South Africa is the only producer of coated woodfree paper in South Africa. Sappi Fine Paper South Africa's headquarters are located in Johannesburg, South Africa.

    The following table sets forth sales by product for our Sappi Fine Paper South Africa operations.

	Year Ended September
	2001	2000	1999
Sales (US$ in million):
Coated Paper	38	49	74
Uncoated Woodfree Paper	152	156	144
Speciality Paper and Other	39	25	32

Total	229	230	250

    The following table sets forth the paper capacity, number of machines, products, pulp integration and capital expenditures at each of the mills of Sappi Fine Paper South Africa.

	Mill Locations
	Enstra	Stanger	Adamas
Paper capacity (000s tonnes)	170	110	40
Number of paper machines	3	2	2
Products	uncoated woodfree paper	coated woodfree paper and tissue	uncoated woodfree graphic paper
Percentage pulp integration	63%	73%	none
Capital expenditures (October 1998-September 2001) (US$ in million)	10	35	2

    Enstra.  The Enstra mill is the largest mill of Sappi Fine Paper South Africa, with a capacity of approximately 170,000 tonnes of elemental chlorine-free uncoated fine paper products per annum. In 1996, the Enstra mill completed a $96 million capital expenditure programme. This programme increased capacity by 50,000 tonnes per annum and has resulted in improved production efficiency and product quality. The product range at the Enstra mill caters to the business forms, scholastic, office, envelope and general printing industries. The mill has a capacity of 90,000 tonnes per annum of bleached hardwood pulp. It also has a capacity to bleach 29,000 tonnes per annum of softwood pulp, which it purchases at market prices. The mill uses the oxygen bleaching process which is a process that was developed at the mill in the 1970s and has since become the industry standard.

    Stanger.  The Stanger mill commenced operations in 1976. It is unique in South Africa in that it uses bagasse as its basic raw material to produce high quality matte and gloss coated art papers and tissue. Art paper is used for high quality books and magazines, brochures, annual reports and labels. A $26 million upgrade of the mill's paper machine was completed in August 2001, increasing the coated paper capacity to 80,000 tonnes per annum. The mill also produces 30,000 tonnes of tissue per annum and has a capacity of 55,000 tonnes of bleached bagasse pulp per annum.

    Adamas.  The Adamas mill is a small speciality mill. It produces high quality, uncoated prestige papers and boards in a variety of colours and embossing patterns. The mill also produces packaging and industrial grades from waste paper. The mill has a capacity of 40,000 tonnes of paper per annum. This mill purchases wastepaper and bleached pulp from our mills and waste collection businesses at market prices and small quantities of bleached pulp for special uses from unrelated parties.

Other Fine Paper Operations

    Transcript.  The Transcript mill is a specialised paper mill producing a range of carbonless copy papers in Fife, Scotland. The mill has the capacity to produce approximately 25,000 tonnes of paper per annum. In addition, it has carbonless coating capacity of approximately 35,000 tonnes per annum. The

Transcript mill is currently the second largest producer of carbonless copy paper in the United Kingdom. On October 9, 2001, we announced that we would be closing the Transcript mill, which closure should be concluded by early 2002.

    Nash.  The Nash mill in Hemel Hampstead, England has been operating as a paper mill since the 1800s and manufactures a variety of different grades of paper and board. The mill principal products are its branded and watermarked business papers sold under the Croxley brand name, and its wide range of white and coloured boards, sold under the Vanguard brand name. In 1995, a new gas boiler was installed at Nash, leading to a reduction of energy costs. The mill has the capacity to produce 40,000 tonnes of paper and board per annum. The mill has been earmarked for divestment.

Marketing and Distribution

Overview

    The further integration of our international marketing and distribution efforts is one of our major strategic objectives. In order to attain this objective, we have adopted a system whereby the marketing and distribution of our fine paper products is performed by our operating business in the respective region, supplemented by a trading network outside these core regions.

    Our trading network, which we refer to as Sappi Trading, co-ordinates the international marketing and distribution of our fine paper products outside our core regions. Sappi Trading operates through three international offices in Hong Kong (China), Sydney (Australia) and Johannesburg (South Africa), five representative offices in Shanghai (China), Singapore, Zurich (Switzerland), Sao Paulo (Brazil) and Mexico City (Mexico) and two African branches in Kenya and Zimbabwe. It also manages a network of agents around the world and handles exports to over 100 countries.

    We sell the vast majority of coated and uncoated fine paper through merchants. We also sell paper directly to converters. We generally deliver products sold to converters from the mill or via a distribution warehouse.

    Electronic business-to-business interaction is expected to become increasingly important. We are focusing on developing our own platform and have also become a founding partner of the pan-European marketplace known as Expresso.

    Merchants are authorised to distribute Sappi Fine Paper's products by geographic area and handle competitors' lines to cover all segments of the market. Merchants perform numerous functions, including holding stock, sales promotion and marketing, taking credit risk on sales and delivery and distribution. Merchants generally buy paper from Sappi Fine Paper and resell it, marking up the purchase price. A merchant may either deliver to the customer from its own stock or arrange for delivery directly from the mill or a distribution warehouse of Sappi Fine Paper.

Sappi Fine Paper North America

    Sappi Fine Paper North America's coated paper sales system encompasses 13 district sales territories, 5 additional satellite offices and 3 technical representatives located in different regions in North America supporting the sales effort.

    Approximately 2.1% of Sappi Fine Paper North America's coated woodfree paper sales for fiscal 2001 were outside North America. Sappi Fine Paper North America's sales outside North America are handled in southern Africa by Sappi Fine Paper South Africa, in Europe by Sappi Fine Paper Europe and outside southern Africa and Europe by Sappi Trading. Uncoated paper is sold through the same sales system and sales force as coated paper.

    In 2001, Sappi Fine Paper North America's sales force sold coated graphic paper and uncoated paper to approximately 422 and 743 merchant distributing locations, respectively. We believe we have created a loyal group of merchant customers because we do not compete with them to make sales. Instead our sales force focuses on generating end-user demand, which is then serviced by the merchant distributors.

    In the United States, we market speciality paper through a sales team directly to customers.

    Sappi Fine Paper North America sells paper directly to large users of coated technical products utilising a sales team. The special end-use requirements often require a special paper made to fit the customer's specific application.

Sappi Fine Paper Europe

    As part of the formation of Sappi Fine Paper in April 1998, the sales and marketing operations of Sappi Fine Paper Europe were reorganised into graphic paper, comprising printing and writing paper, and speciality paper, comprising paper for labelling, packaging and other speciality uses.

    The sales division of the graphic paper unit is responsible for all sales of graphic paper in Europe. This includes European sales on behalf of Sappi Fine Paper North America and Sappi Fine Paper South Africa. It is also responsible for export sales to markets outside Europe. Sappi Fine Paper Europe's graphic products are distributed primarily by merchants. The export sales office manages exports to markets outside Europe through Sappi Trading, Sappi Fine Paper North America and Sappi Fine Paper South Africa.

    Sappi Fine Paper Europe's centralised logistics function was formed in early 1998. It is responsible for the development and optimisation of the logistics of the graphic and speciality papers business units and the reengineering of the supply chain management process.

Sappi Fine Paper South Africa

    Sappi Fine Paper South Africa has a marketing and sales and technical support team based in four major centres in South Africa. Approximately 19% of the sales of Sappi Fine Paper South Africa in fiscal 2001 were outside of southern Africa to markets in Europe, Asia and North and South America. The products of Sappi Fine Paper South Africa are distributed in southern Africa primarily through merchants. In addition, some large volume orders are sold directly to printers and converters.

Customers

    Sappi Fine Paper sells its products to a large number of customers, many of whom have long-standing relationships with us. These customers include merchant distributors, converters and other direct consumers.

    The most significant merchant distributor customers, based on sales during fiscal 2001, include:

  •
  Xpedx (formerly Resource Net) (a division of International Paper Company), Unisource Worldwide, Inc. (owned by Georgia Pacific) and Lindenmeyer Paper Company (owned by Central National Gottesman Inc.) in the United States;

  •
  the Buhrmann Paper Merchant Division, Antalis Limited (a subsidiary of the Arjo Wiggins Appleton Group), IGEPA (Germany), Schneider and Sohne (Germany), Modo Paper Trade and INAPA in Europe; and

  •
  First Paper House and Haddons Star (divisions of Antalis SA (Pty) Limited) and Peters Papers and Spicers (divisions of Nampak Limited) in southern Africa.

    Only one of these merchant distributors, the Buhrmann Paper Merchant Division, contributed more than 10% of our sales during fiscal 2001. Sales of $501 million were made to Buhrmann Paper Merchant Division for fiscal 2001 and $509 million for fiscal 2000. With the acquisition of KNP Leykam, Sappi and KNP BT, now Buhrmann NV, entered into a merchanting agreement (the "Buhrmann Merchanting

Agreement"). The Buhrmann Merchanting Agreement generally provides that the Buhrmann Paper Merchant Division and Sappi will grant to each other business terms at least as favourable as those granted to other suppliers and customers having regard to the level of business transacted between respective parties. Buhrmann has further agreed to use its best efforts to continue and to increase the existing level of purchases made by its Paper Merchant Division from Sappi, subject to Sappi offering competitive commercial terms and conditions, quality and service.

    Sappi Fine Paper's converter customers include both multinational and regional converters. The most significant converter customers, based on sales during fiscal 2001, include: VanLeer, Fasson, Jackstadt, Société Alsacienne d'Aluminium, Alcan, UCB Transpac, Lawson Marden Packaging and Perstop. These customers use our products in the production of pressure sensitive and other types of labels as well as flexible packaging. Nampak, the CTP group of companies, Lithotech and Merpak are also significant converter customers. These companies use our products in the production of packaging products. No converter customer, however, contributed more than 10% of our sales during fiscal 2001.

    Merchant sales constitute the majority of our fine paper sales. Pricing of products for merchant sales is generally subject to change upon notice of between 30 and 90 days. Sales to converters may be subject to longer notice periods, which would generally not exceed 6 to 12 months. We have long-standing relationships with most of our customers, with volume and pricing generally agreed on a quarterly basis.

Competition

Overview

    Although the markets for pulp and paper have regional characteristics, they are highly competitive international markets involving a large number of producers located around the world.

    Pulp and paper are subject to relatively low tariff protection in major markets, with existing tariff protections being further reduced under the World Trade Organization ("WTO"). In South Africa, for example, no tariffs are imposed on imports of pulp and newsprint. Tariffs on most other paper products under the WTO are 10% and will decline to 5% over time.

    In 1999, South Africa entered into a free trade agreement with the European Union, which is intended to remove tariffs on 90% of bilateral trade over a twelve-year period. The implementation of this agreement has commenced. We do not anticipate that the agreement will have any material impact on our business in the short term. In the long term, however, we expect that the agreement will increase the pricing pressure from imports and have a material impact on our pricing structure in South Africa. Pursuant to the agreement, import duties on coated and uncoated woodfree products from member states of the European Union, which currently stand at 10%, will be abolished over a period of seven to twelve years. Corresponding duties on South African products imported in member states of the European Union will also be phased out over the same period.

    Competition in markets for our products is primarily on the basis of quality, service, price and breadth of product line, product innovation and sales and distribution support. The speciality paper market puts greater emphasis on product innovation and quality as well as technical considerations. The packaging paper and newsprint markets place more emphasis on price.

    These are some of the factors that may influence our position vis-à-vis our competitors: a recent trend toward consolidation in the pulp and paper industry has created larger, more focused pulp and paper companies; certain of our competitors have greater financial resources than we have; certain of the mills operated by our competitors may be lower cost producers of pulp and paper products than certain of the mills operated by us; there has been a recent trend towards the sale of coated woodfree paper in reels, and exchange rate fluctuations have in the past, and may in the future, affect the competitiveness of our products in relation to the products of pulp and paper companies based in other countries.

North America

    The major coated woodfree producers which compete with Sappi Fine Paper North America in North America are Westvaco Corporation, The Mead Corporation, International Paper Company, Appleton, Potlatch Corporation and Stora Enso (through its acquisition of Consolidated Papers). In August 2001, Mead and Westvaco announced a plan to merge. This planned merger is expected to be completed during the last calendar quarter of 2001.

Europe

    Recent mergers and acquisitions activity in the European pulp and paper industry includes the acquisition of Haindl (a German fine paper producer) by UPM Kymmene and M-Real's (previously Metsä-Serla) continued acquisition of minority shares in Zanders to now hold over 90%. In 2000, M-Real purchased the fine paper businesses of MoDo and International's 72% stake in Zanders. In 1999, Torraspapel SA was bought by CVC Partners (Lecta). The merger of the fine paper businesses of Svenska Cellulosa Aktiebolaget SCA and Mo och Domsjö AB also took place. In 1998, the Swedish company Stora Kopparbergs Bergslags AB ("Stora") merged with the Finnish group Enso Oy ("Enso"), which itself was created in May 1996 through a merger between the state-owned companies Enso-Gutzeit and Veitsiluoto.

    The market leaders in coated woodfree paper production in Europe are Sappi, M-Real, StoraEnso, CVC Partners (Lecta) and UPM-Kymmene.

Southern Africa

    Mondi Paper Company Limited, is a significant competitor of Sappi Fine Paper South Africa in southern Africa in the uncoated woodfree paper sector. Coated woodfree imports, primarily from Europe, have gained an increased share of the southern African fine paper market, particularly in the coated woodfree paper market, since sanctions and boycotts against South Africa ended during the early 1990s and as a result of declining import duties. A substantial part of the imports originate from Sappi Fine Paper Europe's mills.

SAPPI FOREST PRODUCTS

Overview

    Sappi Forest Products, headquartered in Johannesburg, South Africa, is an integrated pulp, commodity paper and timber products producer. Sappi Forest Products operates five pulp and paper mills and three sawmills. As of October 1, 2000, it was managed in three operating divisions: Sappi Saiccor, Sappi Kraft and Sappi Forests.

    Sappi Forest Products is Africa's largest pulp and paper producer with a capacity of 810,000 tonnes of paper, 600,000 tonnes of dissolving pulp and 1,085,000 tonnes of paper pulp per annum. It is also a major timber grower, managing or controlling through contracts about 544,300 hectares of land. Of this land, approximately 405,000 hectares is planted with primarily pine and eucalyptus. This represents about 23% of the timberland established in southern Africa, and supplies approximately 66% of our southern African pulpwood and sawlog requirements.

    The following chart sets forth certain information with respect to the mills and principal products of Sappi Forest Products as of November 2001.

    The following table sets forth sales by product for Sappi Forest Products' operations:

	Year Ended September
	2001	2000	1999
Sales (US$ in million):
Commodity paper	319	325	305
Dissolving pulp(1)	285	341	235
Paper pulp(1)	83	108	92
Timber and timber products	45	116	115

Total	732	890	747

(1)
Excludes sales related to paper pulp produced by Sappi Fine Paper facilities.

    Sappi Forest Products sold approximately 2.4 million tonnes of paper, pulp and forest products during the year ended September 2001.

    The following table sets forth annual production capacity with respect to Sappi Forest Products' products:

Annual Production Capacity (000s tonnes):
Commodity Paper
Packaging	682
Newsprint	140

Total	822
Pulp
Dissolving pulp	600
Paper pulp(1)	1,085

Total	1,685
Timber products	90	(2)
Percentage paper pulp integration(3)	152	%(4)

(1)
Excludes production capacity related to paper pulp produced by Sappi Fine Paper facilities.
(2)
Represents 170,380 cubic metres.
(3)
Includes pulp used internally and pulp sold.
(4)
Excludes pulp produced by Sappi Saiccor. Our southern African operations are net sellers of pulp.

Facilities and Operations

Sappi Saiccor

    Sappi Saiccor was established in 1951 and acquired by us in 1988. It is a low-cost producer and the world's largest single producer of dissolving pulp. In 1995, we completed an approximately $221 million expansion project to increase capacity by one third to approximately 600,000 tonnes per annum. Capital expenditures during the period from October 1998 to September 2001 were approximately $15 million.

    Virtually all of Saiccor's dissolving pulp production is exported. Dissolving pulp is used in the manufacture of a variety of cellulose products, including viscose staple fibres (e.g., rayon). Viscose fibres are used by the textile industry to manufacture a range of woven and non-woven fabrics. Dissolving pulp is also used in the manufacture of cellulose solvent spun fibres, cellulose acetate flakes, plastic moulding powders and chemical additives.

    The mill's timber consumption is comprised primarily of eucalyptus hardwoods. These fast growing trees are grown in relatively close proximity to the mill and contribute towards Sappi Saiccor's position as a low cost producer of dissolving pulp.

Sappi Kraft

    Based upon volume sold in fiscal 2001, Sappi Kraft supplies approximately 52% of South Africa's packaging paper requirements, other than cartonboard, from its Ngodwana, Tugela and Cape Kraft mills.

    The following chart sets forth the paper capacity, number of machines, products, pulp integration and capital expenditures at each of Sappi Kraft's mills in South Africa.

	Mill Locations in South Africa
	Ngodwana	Tugela	Cape Kraft
Paper capacity (000s tonnes)	375	392	55
Number of paper machines	2	4	1
Products	newsprint kraft linerboard, white top linerboard and bleached and unbleached pulp	kraft linerboard, corrugating medium, sackkraft and industrial kraft	linerboard and corrugating medium
Percentage pulp integration	171%(1)	100%(1)	none(2)
Capital expenditures (October 1998- September 2001) (US$ in million)	37	11	2

(1)
Excludes "pulp" produced from recycled paper by the respective plants at the mills.
(2)
Cape Kraft's raw material requirements are met from waste fibre supplied by Sappi Waste Paper.

    Ngodwana.  Ngodwana was expanded between 1981 and 1985 from an unbleached kraft mill with a capacity of 100,000 tonnes per annum to a modernised mill with a capacity of approximately 235,000 tonnes of linerboard and 140,000 tonnes of newsprint per annum. The linerboard machine also produces approximately 34,000 tonnes of white top linerboard per annum (included in total linerboard capacity). The mill is a low cost producer and is a net seller of pulp. It produces nearly 410,000 tonnes of bleached and unbleached pulp and 100,000 tonnes of ground wood pulp annually. The mill markets paper and excess pulp locally and in the export market. The mill is a large consumer of waste paper, which is used in the production of packaging paper.

    Tugela.  Tugela is Sappi Kraft's largest integrated unbleached kraft mill, with a capacity of approximately 392,000 tonnes of packaging paper per annum. The mill supplies kraft linerboard and corrugating medium and most of South Africa's sackkraft requirements used in the production of multiwall sacks. Machine glazed packaging papers are also produced at the mill. The mill was upgraded in 1996 at a cost of approximately $81 million.

    Cape Kraft.  The Cape Kraft mill was built during 1980 and 1981 and was upgraded in 1995. The mill presently has a capacity of 55,000 tonnes of linerboard and corrugating medium per annum, which it sells principally to the corrugating industry in the Western Cape. The mill's raw material requirements are met from waste fibre supplied by Sappi Waste Paper.

    Usutu Pulp.  As of October 2000, we have a 100% ownership interest in the Usutu Pulp Company Limited. Usutu Pulp began production in 1961 and has been managed by us since 1989. The mill was upgraded during 1995 and 1996 at a cost of approximately $69 million. During the period from October 1998 to September 2001, an additional $15 million was invested. The mill has a capacity of 225,000 tonnes of unbleached kraft pulp and supplies approximately 12% of the world market for unbleached market kraft pulp (based upon tonnes sold). The mill is situated in Swaziland and is surrounded by 60,000 hectares of its own forests on land which is leased from the Swazi king under a long-term lease extendable to 2089. These forests are extremely compact areas of planted forest, resulting in low delivered wood costs.

See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Acquisitions and Dispositions—Acquisition of Minority Interests in the Usutu Mill".

    Sappi Kraft also manages Sappi Waste Paper. Sappi Waste Paper collected approximately 240,000 tonnes of waste paper in fiscal 2001. Most of the waste paper collected was supplied to our mills. Waste represents 35% of the fibre requirements of our packaging grades.

Sappi Forests

    Sappi Forests, together with Usutu Forests, supplies or procures all of Sappi Forest Products and Sappi Fine Paper South Africa's domestic pulpwood requirements of approximately 7 million tonnes per annum. 66% of the pulpwood comes from owned or contracted sources. Together they manage or control, through contracts, about 544,300 hectares of land situated in Mpumalanga (44%), KwaZulu-Natal (43%) and Swaziland (13%). Securing raw material for the future is a vital element in the long-term planning of Sappi Forest Products' business. Sappi Forests has an extensive research operation which concentrates on programmes to improve the yield per hectare of forest land used. Significant progress has been made in developing faster-growing trees with enhanced fibre yields. Sophisticated nurseries have been developed to accommodate the seedling requirements of Sappi Forest Products' operations. Approximately 41 million seedlings are grown annually at Sappi Forests' and Usutu Pulp's nurseries.

    Sappi Forests and Usutu Pulp have invested approximately $93 million (excluding interest capitalised) maintaining, acquiring and expanding plantations in the period from October 1998 to September 2001. An additional $4 million was invested in other capital expenditure projects.

    As of October 1, 2000, following the sale of Novobord, Sappi Timber Industries ceased to exist and the mining timber and sawmill divisions were incorporated into Sappi Forests. The sawmill division operates three mills with a total production capacity of 185,000 cubic metres per annum of structural timber for the building industry and components for the furniture industry and packing cases.

    The mining timber division which produced mine support systems for the South African mining industry was sold to Business Venture Investment No. 336 (Pty) Ltd., a company owned by the mining timber division management, on October 1, 2000, pursuant to our strategy of disposing of non-core assets.

Marketing and Distribution

Overview

    Each of Sappi Forest Products' divisions with major South African markets has its own marketing and sales team.

    Sappi Trading, manages the exports of the Sappi Forest Products' divisions.

Customers

    Sappi Forest Products sells its products to a large number of customers, including merchant distributors, converters and other direct customers, many of whom have long-standing relations with us.

    The most significant converter customers, based on sales in fiscal 2001, include: Nasionale Pers, which uses Sappi Forest Products' newsprint; Nampak Limited; Kohler Limited; and Acordis. Mondi Paper Company Limited, a significant competitor of Sappi Forest Products, recently acquired the corrugated paper business of Kohler Limited from Malbak. Acordis purchases dissolving pulp from Sappi Forest Products pursuant to a supply agreement, which provides for termination by either party at any time upon three years' notice, but not earlier than March 2003. Acordis was formed by the combination of Akzo Nobel N.V.'s ("Akzo") fibres business with the business of Courtaulds, which was acquired during August 1998 by Akzo. In the fourth quarter of 1999, CVC Partners acquired 64% of Acordis.

    Approximately 61% of the total sales of Sappi Forest Products during fiscal 2001 consisted of export sales.

Competition

    Mondi Paper Company Limited is a significant competitor in most of the markets in which Sappi Forest Products operates in southern Africa. Imports, primarily from Europe, have gained an increased share of the southern African paper markets since sanctions and boycotts against South Africa ended with the demise of apartheid during the early 1990s. Imports from Europe are expected to further increase in the future as import duties decrease in accordance with the recent free trade agreement between South Africa and the European Union. Imports of kraft linerboard, corrugating medium and sackkraft are believed to be relatively minor at present. In respect of dissolving pulp, competitors include International Paper Company, Tembec Inc., Western Pulp Limited Partnership and Rayonier Inc.

SUPPLY REQUIREMENTS

Overview

    The principal supply requirements for the manufacture of our products are wood, pulp and energy. Large amounts of water are also required for the manufacture of pulp and paper products. See "—Environmental and Safety Matters—Environmental Matters—Southern Africa". We believe that we have adequate sources of these and other raw materials and supplies necessary for the manufacture of pulp and paper for the foreseeable future.

North America

Wood

    Prior to November 12, 1998, Sappi Fine Paper North America owned approximately 368,000 hectares of timberlands in Maine. These timberlands could supply approximately 30% of its pulpwood requirements on a sustainable basis. On November 12, 1998, Sappi Fine Paper North America completed the sale of the timberlands to Plum Creek Timber Company L.P. In connection with the sale, Sappi Fine Paper North America and Plum Creek executed a fibre supply agreement, with an initial term of 25 years and with three five-year renewal options. Under the supply agreement, Sappi Fine Paper North America is required to purchase from Plum Creek and Plum Creek is required to sell to Sappi Fine Paper North America a guaranteed annual minimum of 300,000 to 375,000 short tonnes of hardwood pulpwood, or approximately 15% of Sappi Fine Paper North America's annual requirements, at prices calculated based on a formula tied to market prices. Sappi Fine Paper North America has the option to purchase additional quantities of hardwood pulpwood harvested from these timberlands at prices generally higher than the ones paid for the guaranteed quantities. The remainder of Sappi Fine Paper North America's wood requirements will continue to be met through market purchases. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Acquisitions and Dispositions—Sale of Timberlands".

    Two of Sappi Fine Paper North America's northern mills are integrated with respect to hardwood usage. Furthermore, Somerset has softwood pulping capability. Additional pulp requirements are purchased in the open market.

    Sappi Fine Paper North America currently offers recycled products in all coated grade lines. It uses reprocessed fibres produced from its existing operations and purchases post consumer waste from market pulp to meet market requirements for recycled products.

Pulp

    Sappi Fine Paper North America manufactures approximately 78% of its own pulp and fibre requirements, after giving effect to the closure of the Mobile mill. This vertical integration reduces its exposure to fluctuations in the market price for pulp.

Energy Requirements

    Sappi Fine Paper North America's energy requirements are satisfied through wood and by-products derived from the pulping process, coal, oil, purchased electricity, purchased steam, natural gas and other sources.

    A substantial majority of Sappi Fine Paper North America's electricity requirements are satisfied through its own generation or co-generation agreements. Sappi Fine Paper North America's power requirements at its Somerset mill are currently satisfied through a power purchase agreement. According to this agreement, the mill co-generates electricity and sells the output to Central Maine Power at market rates. The agreement also provides that the mill purchases electricity from Central Maine Power at the standard industrial tariff rate. This agreement expires in 2012. Commencing on March 1, 2000, as a result of the deregulation of the Maine power industry, Central Maine Power was no longer permitted to sell power to its customers. Accordingly, Sappi Fine Paper North America entered into a new one-year agreement with a third party to purchase all of Somerset mill's power requirements through February 28, 2002. Sappi Fine Paper North America is currently evaluating the impact of deregulation on its energy rates at Somerset mill. Sappi Fine Paper North America also has a one-year agreement expiring March 21, 2002, with a third party pursuant to which the Westbrook mill sells any excess electricity it co-generates.

    Muskegon co-generates electricity and uses the total output in its operations. In addition, it purchases stand-by power service from Consumers Power Company at state regulated rates.

    In the past, Mobile Energy Services Corporation ("MESC"), which filed for reorganisation under Chapter 11 of the US Bankruptcy Code, provided electric power and steam to the Mobile paper mill pursuant to a long-term agreement. Sappi Fine Paper North America has provided MESC with notice of its intention to terminate the agreement in December 2001, simultaneously with the closure of the Mobile mill.

Europe

Wood

    Sappi Fine Paper Europe purchases approximately 2,500,000 cubic metres of pulpwood per annum for its pulp mills. The wood is purchased both on contract and in the open market. Wood supply contracts are fixed for one year in terms of volumes. Price agreements range from three months for wood chips to one year for logwood.

    The wood logs and wood chips used in the Gratkorn TCF pulp mill are purchased through the Papierholz Austria GmbH joint venture arrangement amongst Sappi, the Norske Skog Bruck mill and the Frantschach Group. We hold a 42% ownership interest in Papierholz.

    The wood chips used in the Lanaken CTMP plant are purchased through the Sapin S.A. joint venture arrangement with Parenco B.V. Sappi holds an indirect 50% interest in this joint venture. The Sapin joint venture ("Sapin") was formed on November 25, 1986, pursuant to a joint venture agreement between Sappi Lanaken and Parenco. Under the agreement, the parties agree to utilise the joint venture arrangement to furnish at least 25% of their respective wood chips requirements. Currently, Sapin is the sole supplier of wood to the Lanaken mill.

Pulp

    Sappi Fine Paper Europe produces approximately 44% of its pulp requirements. The remainder is supplied through open market purchases and, to a lesser extent, supply agreements.

Energy Requirements

    Sappi Fine Paper Europe's energy requirements are generally met by internally generated sources and purchases of electricity, gas and, to a lesser extent, oil. In Germany, Sappi Fine Paper Europe generates approximately 65% of the electricity used at its mills internally. In addition, following the recent liberalisation of the German electricity supply market, it has entered into new electricity supply agreements at a substantially reduced price.

    Approximately 45% of the energy requirements for the Gratkorn mill are met by internally generated sources. Its other requirements are met by purchasing electricity, oil, coal and gas in accordance with various supply agreements.

    Substantially all of the electricity requirements of the Maastricht mill are satisfied by a 60 megawatt combined heat/power plant operated through a joint venture with Mega Limburg. Any surplus electrical energy is supplied to the public electricity grid. We also hold an ownership interest of 50% in the VOF Warmte/Kracht joint venture, which was formed in 1992, and are obligated to purchase all of the steam and electricity requirements of the Maastricht mill from the joint venture facility under a long-term supply agreement. Mega Limburg is the electricity producing arm of VOF. The Maastricht mill also purchases natural gas pursuant to a contract with Gasunie.

    Sappi Nijmegen's electricity requirements are largely satisfied by its co-generation power plant. The Nijmegen mill purchases natural gas from Gasunie, a local supplier.

    Sappi Lanaken's energy requirements are generally met by purchases of natural gas and electricity. Certain of the energy requirements of the Lanaken mill are furnished by a combined heat and power unit constructed and operated pursuant to the Albertcentrale N.V. joint venture arrangement between Sappi, the Belgian power company Electrabel and Rabo Energy. Sappi holds a 49% ownership interest in the Albertcentrale facility and is obligated to purchase 85% of the plant's energy requirements from the joint venture facility under a long-term supply agreement. The facility commenced operations in April 1997.

Southern Africa

Wood

    Sappi Forest Products manages approximately 544,341 hectares of forest land in southern Africa, of which approximately 405,616 hectares are forested, which produces approximately 66% of the timber required for its operations. Sappi Forests owns 368,128 and leases approximately 10,000 of the hectares managed. Usutu Pulp owns 60,000 hectares of pine on 70,000 hectares of land that is leased from the Swazi king on a long-term lease which we have the option to extend until 2089. Sappi Forests presently has supply contracts for the timber from over 92,000 hectares of plantations planted by small growers with our technical and financial support. Approximately 7% of the timber requirements of Sappi Forest Products is bought under a long-term contract with Safcol, the South African state-owned forestry company. The remaining timber requirements are met through a number of significant medium-term contracts and open market purchases. Safcol is in the process of being privatised. In September 2000, a group backed by Mondi was awarded the tender for some of the Safcol plantations in KwaZulu Natal, which supplied some of our timber requirements, whereas a group backed by Hans Merensky was awarded the tender for the other plantations in KwaZulu Natal and the Eastern Cape. The Government invited tenders for the Mpumalanga and Northern Province regions and recently announced the preferred bidders, which are the African Forestry Consortium of South Africa and Indian Pahapur of India. We expect that the Government will announce the successful bidder by the end of December 2001. We have entered into a non-binding memorandum of understanding with the African Forestry Consortium. The memorandum of understanding contemplates, among other things, the provision of management assistance by us for several years and a long-term supply contract for timber. Termination of our current contract with Safcol with respect to pulpwood requires six years notice. We are unable to predict whether the privatisation of Safcol or the purchase of Safcol's plantations in KwaZulu Natal by the group backed by Mondi will have an adverse impact on our ability to continue to purchase timber from Safcol.

Pulp

    Sappi Forest Products and Sappi Fine Paper South Africa in aggregate manufacture all of the pulp required in their respective papermaking operations, except minimal quantities of specialised pulps and together are a net seller of bleached and unbleached paper pulp. This vertical integration substantially reduces our exposure to fluctuations in the market price for pulp.

Energy Requirements

    Our energy requirements in southern Africa are met principally by purchases of gas, electricity and coal, supplemented by purchases of oil and by the use of internally generated biomass and by-products. Electricity is supplied by Eskom, the state-owned electricity company, or generated internally. The electricity generated by our plants in southern Africa is equivalent to approximately 32% of our total electricity requirements. Coal and oil are purchased on contract.

ENVIRONMENTAL AND SAFETY MATTERS

Environmental Matters

    We are subject to a wide range of environmental laws and regulations in the various jurisdictions in which we operate. Environmental compliance is an increasingly important consideration in our businesses and we expect to continue to incur significant capital expenditures and operational and maintenance costs related to air emissions, wastewater discharges, waste management and remediation matters. See note 36 to our audited consolidated financial statements included elsewhere in this Annual Report for more information.

North America

    Sappi Fine Paper North America is subject to stringent environmental laws in the United States. These laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and their respective state counterparts. In April 1998, pursuant to its authority under the Clean Air Act and Clean Water Act, the US Environmental Protection Agency issued final regulations that impose new air and water quality standards aimed at further reductions of air and water pollutants from certain pulp and paper mills, particularly those emitting wastewater resulting from bleaching operations. These regulations are generally referred to as the "cluster rules". See note 36 to our audited consolidated financial statements included elsewhere in this Annual Report for a discussion of the financial impact of the cluster rules.

Europe

    Our European facilities are subject to extensive environmental regulation in the various countries in which they operate. For example:

  •
  In Germany, where two Sappi Fine Paper Europe mills are located, the Federal Emission Control Act, the Federal Water Act and the Federal Ground Act regulate air emissions, wastewater discharges and liability for contaminated sites, respectively.

  •
  In the Netherlands, where two Sappi Fine Paper Europe mills are located, companies involved in the paper industry have made an agreement with the national government to improve environmental management and further limit emissions.

  •
  In Austria and Belgium, water emissions and waste disposal requirements similar to those in Germany, the United Kingdom and the Netherlands apply to our facilities.

  •
  In the United Kingdom, our mills applied for permits in February 2001 under the Pollution Prevention and Control Regulations, recently enacted to implement the EC Directive 96/61/EC on Integrated Pollution Prevention and Control. We do not expect that these permit applications will result in any substantial changes at our United Kingdom mills.

South Africa

    The primary South African laws affecting our operations have been substantially revised since 1994 to reflect the environmental concerns of interested and affected parties. For example:

  •
  The National Water Act, effective October 1998, addresses the water shortages in South Africa in a manner that will significantly impact our manufacturing and forestry operations. Abstraction of water, discharge of effluent and management of forests will all operate under a new license system in which first allocations go to the ecological reserve (water required for people and the environment), before allocations are made to agriculture, industry and forestry.

  •
  The National Environmental Management Act, effective January 1999, adopted the philosophy of integrated environmental management, which provides for the integration of environmental considerations into all stages of any development process. The Act includes a number of far reaching principles, such as private prosecution of companies in the interest of the protection of the environment.

  •
  Expected revisions to the Air Pollution Prevention Act of 1965 may impose more stringent compliance standards on our operations.

    The requirements under these statutes may result in significant additional expenditures and operational constraints. Although we are in frequent contact with regulatory authorities during the phasing in of the legislation, we are uncertain as to the ultimate effect on our operations. Our current assessment of the legislation is that any compliance expenditures or operational constraints will not be material to our business or financial condition.

Safety Matters

    The forestry, timber and pulp and paper industries involve inherently hazardous activities including, among other things, the operation of heavy machinery. Nearly all the countries in which we have significant manufacturing operations, including South Africa, the United States and the European countries, regulate health and safety in the workplace. We actively seek to improve health and safety conditions by extensive training and educational programmes, such as the recent one-year practical safety training programme provided to our employees at each of our European mills, and to reduce the frequency of accidents in our workplaces.

    In the United States, Sappi Fine Paper North America must comply with a number of federal and state regulations regarding health and safety in the workplace. The most important of these regulations is the Federal Occupational Safety and Health Act.

    In Europe, we participate in various governmental worker accident and occupational health insurance programmes. In Austria, Belgium, the United Kingdom and the Netherlands, these programmes are funded by mandatory contributions by employers and employees. In Germany, we participate in a similar mandatory contribution scheme controlled by the German government which permits employer and employee participation in its administration.

    In South Africa, we must comply with the Occupational Health and Safety Act (Number 85 of 1993) and related regulations. Our southern African businesses have instituted an international safety rating system which sets standards for safety systems and processes and facilitates the monitoring of compliance with applicable governmental laws and regulations.

ORGANISATIONAL STRUCTURE

    Sappi Limited is the ultimate holding company of the Sappi Group. The following table sets forth the more significant subsidiaries owned by Sappi Limited.

Name of Company	Trading name	Country of Incorporation	Type of Company	% Holding and Voting Power
Southern Africa
Sappi Manufacturing (Pty) Ltd.	Sappi Manufacturing or Sappi Forest Products	South Africa	Operating	100
Usutu Pulp Co. Ltd.	Sappi Usutu	Swaziland	Operating	100
Sappi Management Services (Pty) Ltd.	Sappi Management Services (Pty) Ltd	South Africa	Management	100
North America
S.D. Warren Company	Sappi Fine Paper	United States	Operating	100
Europe
Sappi Alfeld AG	Sappi Fine Paper	Germany	Operating	100
Sappi Belgium BV	Sappi Fine Paper	Netherlands	Operating	100
Sappi Ehingen AG	Sappi Fine Paper	Germany	Operating	95
Sappi Europe SA	Sappi Fine Paper	Belgium	Operating	100
Sappi Fine Paper plc	Sappi Fine Paper	United Kingdom	Management	100
Sappi Gratkorn GmbH	Sappi Fine Paper	Austria	Operating	100
Sappi Holding AG	Sappi Holding AG	Austria	Holding	100
Sappi International SA	Sappi International SA	Belgium	Finance	100
Sappi Maastricht BV	Sappi Fine Paper	Netherlands	Operating	100
Sappi Nijmegen BV	Sappi Fine Paper	Netherlands	Operating	100
Sappi Papier Holding AG	Sappi Papier Holding AG or Sappi Fine Paper or Sappi Trading	Austria	Operating	100
Sappi Lanaken Presspaper BV	Sappi Fine Paper	Belgium	Operating	99
Sappi U.K. Ltd.	Sappi Fine Paper	United Kingdom	Operating	100
Guernsey
Lignin Insurance Co. Ltd.	Lignin Insurance Co. Ltd.	Guernsey	Finance	100

PROPERTY, PLANTS AND EQUIPMENT

    For a description of the production capacity of our mills, see "—Sappi Fine Paper—Facilities and Operations" and "—Sappi Forest Products—Facilities and Operations".

    For a description of the timberlands we own or have recently sold, see "—Sappi Fine Paper—Facilities and Operations—Sappi Fine Paper North America", "—Sappi Forest Products—Facilities and Operations—Sappi Forests" and "—Supply Requirements".

    For a description of our capital expenditures, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

    The following table sets forth the location and use of our principal headquarters, manufacturing and distribution facilities. These facilities are owned unless otherwise indicated.

Location	Use	Approximate Size(1)
Sappi Limited
Johannesburg, South Africa	Sappi Headquarters(2)	12,471 m2
Sappi Fine Paper
London, England	Co-ordination centre(3)	862 m2
Sappi Fine Paper North America(4)
Boston, Massachusetts	Headquarters(5)	3,964 m2
Skowhegan, Maine (Somerset Mill)	Manufacturing facility: coated paper, softwood and hardwood pulp	21.4003 ha
Muskegon, Michigan	Manufacturing facility: coated paper and a warehouse(6)	9.4295 ha
Mobile, Alabama	Manufacturing facility: uncoated and speciality paper, a warehouse, a warehouse/distribution centre(7) and offices(8)	4.2350 ha
Westbrook, Maine	Manufacturing facility: speciality and high bulk coated paper and research and development facility	20.9030 ha
Allentown, Pennsylvania	Coated paper sheeting facility and distribution centre(9)	4.0910 ha
Atlanta, Georgia	Distribution centre(10)	4,162 m2
Alsip, Illinois	Distribution centre(11)	1.4279 ha
Sappi Fine Paper Europe
Brussels, Belgium	Headquarters(12)	3,269 m2
Gratkorn, Austria	Manufacturing facility: coated paper and pulp	101.0168 ha
Maastricht, Netherlands	Manufacturing facility: coated paper and research and development facility	14.6607 ha
Nijmegen, Netherlands	Manufacturing facility: coated paper	10.7000 ha
Lanaken, Belgium	Manufacturing facility: coated paper and pulp	35.0000 ha
Alfeld, Germany	Manufacturing facility: coated paper and pulp	39.0649 ha
Ehingen, Germany	Manufacturing facility: coated paper and pulp	44.3488 ha
Blackburn, England	Manufacturing facility: coated paper	36.6645 ha
Wesel, Germany	Distribution centre	6.2140 ha
Wesel, Germany	Distribution centre(13)	3,000 m2
Sappi Fine Paper South Africa
Enstra, South Africa	Manufacturing facility: uncoated paper and hardwood pulp, and the bleaching of softwood pulp(14)	582.7230 ha
Stanger, South Africa	Manufacturing facility: coated paper, tissue and bagasse pulp(15)	55.4429 ha
Adamas, South Africa	Manufacturing facility: uncoated paper and recycled packaging paper	7.2334 ha
Other Fine Paper Operations
Hemel Hempstead, England (Nash Mill)	Manufacturing facility: business paper and printing paper and board	6.8800 ha
Fife, Scotland (Transcript Mill)	Manufacturing facility: carbonless copy paper	12.3875 ha
Sappi Forest Products
Johannesburg, South Africa	Headquarters	Included under Sappi Limited headquarters
Sappi Saiccor
Umkomaas, South Africa	Manufacturing facility: dissolving pulp(14)	159.4030 ha
Sappi Kraft
Ngodwana, South Africa	Manufacturing facility: linerboard, newsprint and kraft pulp	1,282.8857 ha
Tugela, South Africa	Manufacturing facility: linerboard, corrugating medium, sackkraft and industrial kraft	914.4720 ha
Cape Kraft, South Africa	Manufacturing facility: linerboard and corrugating medium	9.5441 ha
Bunya, Swaziland (Usutu Pulp Mill)	Manufacturing facility: kraft pulp	45.0000 ha
Sappi Forests
Barberton, South Africa (Lomati Sawmill)	Sawmill	24.0579 ha
KwaZulu-Natal, South Africa (Clan Sawmill)	Sawmill	17.0000 ha
Storms River, South Africa (Boskor Sawmill)	Sawmill	86.9920 ha

(1)
The approximate size measurement relates to, in the case of manufacturing and distribution facilities, the perimeter of the property on which the principal manufacturing or distribution facilities are situated and, in the case of office, the interior offices space owned or leased.
(2)
Subject to a lease expiring in 2005.
(3)
Subject to a lease expiring in 2007.
(4)
All of Sappi Fine Paper North America principal properties are pledged as collateral under Sappi Fine Paper North America's credit facilities.
(5)
Subject to a lease expiring in 2006.
(6)
Subject to a lease that operates on a month-to-month basis.
(7)
Subject to a lease expiring in December 2003.
(8)
Subject to a lease expiring in December 2019.
(9)
Subject to a bailment arrangement.

(10)
Subject to a distribution centre agreement expiring in February 2002, but automatically renewable for two successive one-year terms unless terminated by either party.
(11)
Subject to a bailment arrangement.
(12)
Subject to leases expiring in 2003 and 2007.
(13)
Subject to leases expiring in July 2004.
(14)
Certain assets are subject to security interests under financing arrangements.
(15)
Certain assets are subject to security interests under financing arrangements.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

    You should read the following discussion and analysis together with our audited consolidated financial statements, including the notes, included elsewhere in this Annual Report. Certain information contained in the discussion and analysis set forth below and elsewhere in this Annual Report includes forward-looking statements that involve risk and uncertainties. See "Forward-Looking Statements", "Item 3—Key Information—Selected Financial Data", "Item 3—Key Information—Risk Factors", "Item 4—Information on the Company", "Item 10—Additional Information—Exchange Controls" and note 32 to our audited consolidated financial statements included elsewhere in this Annual Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this Annual Report.

Operating Results

Markets

    The markets for our pulp and paper products are significantly affected by changes in industry capacity and output levels and by cyclical changes in the world economy. As a result, the prices for our products have been highly cyclical. The pulp and paper industry has often been characterised by periods of supply/demand imbalance causing prices to be volatile.

    The last complete major pulp cycle started at the end of March 1999. In January to March 1999, NBSK prices were $460 per tonne, which was the lowest price since early 1994 and an all-time low in real terms. Spurred by strong paper demand and consequently good pulp demand, NBSK prices increased steadily from this point and peaked at $710 in July 2000. This price level persisted until January 2001, when a sharp fall in pulp demand and a high level of producer inventories triggered pulp price reductions. By September 2001, NBSK had dropped to $450 per tonne. Large amounts of downtime were taken by pulp producers in the third calendar quarter of 2001, which, by the end of September, was largely successful in bringing pulp inventories back into balance. Pulp producers initiated a round of price increases in October 2001 and, as at December 11, 2001, NBSK was transacting at $470 per tonne in Northern Europe, with indications of further upward movements in prices likely.

    Dissolving pulp generally trades at a premium to NBSK due to the more technically demanding nature of the product. Dissolving pulp prices do, however, tend to follow the direction of changes in NBSK prices, albeit with a time lag and less volatility.

    It is important to note that paper price cycles have generally been less volatile than pulp price cycles. This is particularly true of coated paper where coating and fillers make up a significant portion of the sheet of paper by weight.

    In line with pulp prices, coated woodfree paper prices in Europe and the US were at a cyclical low at the end of the first calendar quarter in 1999. While pulp prices increased more than 50% from their September 2000 peak, European paper prices increased only approximately 20% and US prices only approximately 15%. In the first fiscal quarter of 2001, coated woodfree paper shipments in both Europe and the US dropped sharply due to a slowdown in economic activity which affected advertising expenditures and ultimately paper demand. This fall in actual consumption was exacerbated by merchants and printers depleting inventories, which further depressed the apparent demand seen by paper mills. Apparent consumption for coated woodfree paper as measured by shipments from producers net of imports and exports was 14% below last year in the US and 8% in Europe.

    Approximately 34% and 20%, respectively, of the production of Usutu Pulp and Sappi Saiccor was exported to Southeast Asia. During fiscal 1998 and the first two quarters of fiscal 1999, Sappi Forest Products dissolving pulp and unbleached kraft pulp sales to Southeast Asian markets were severely adversely affected by the Asian economic crisis. During fiscal 2000, Asian markets recovered and order intake from this region has increased in both volume and value terms.

    Falling pulp prices coupled with this reduced demand put strong pressure on paper prices. The industry responded with a large amount of production curtailment to balance supply with demand. During the same period that pulp prices fell 37%, European coated woodfree prices have fallen approximately only 5% on average.

    Industry prices for coated woodfree were down approximately 13% in the fourth fiscal quarter of 2001 from their peak in the fourth fiscal quarter of 2000.

    As of November 2001, the available evidence indicates that merchant and printer inventories are still low. In this respect, the industry is structurally healthy and capacity additions have not been out of balance with historical long-term demand growth. The impact of both the current slowdown in global economic activity and the specific events of September 11, 2001 are difficult to assess. Sustained improvements in pricing and demand will probably require an upturn in economic activity and advertising spending; however, even without this, an end to inventory depletion by merchants and printers should provide some improvement in volumes.

    The timing and magnitude of price increases and decreases in the pulp and paper market generally vary by region and type of pulp and paper. See "Item 4—Information on the Company—The Pulp and Paper Industry".

Company and Business Overview

    We are a global company and have changed significantly through expansion and acquisition in the 1990s. Two acquisitions were pivotal in establishing us as a global company, namely the acquisition in 1994 of S.D. Warren Company, now known as Sappi Fine Paper North America, and the acquisition in 1997 of KNP Leykam, now integrated into Sappi Fine Paper Europe.

    Opportunities to grow within our core businesses will continue to be evaluated. See "—Liquidity and Capital Resources".

    We have integrated our fine paper acquisitions into a single fine paper business, which operates under the name Sappi. We are organised into two operating business units: Sappi Fine Paper and Sappi Forest Products.

    Over 80% of our sales during fiscal 2001 was generated by our fine paper businesses. Europe represented 41%, North America represented 36%, the Far East represented 10% and southern Africa represented 13% of group sales by destination in fiscal 2001. Our sales by source for fiscal 2001 were as follows: US represented 34%, Europe represented 43% and southern Africa represented 23%. Over 80% of our fiscal 2001 and 2000 sales was made in US dollars, UK pounds sterling, currencies of countries that have adopted the Euro and other non-Rand denominated currencies. These sales provided us with a meaningful hedge against the depreciation of the Rand. See "—Inflation and Foreign Exchange" and note 32 to our audited consolidated financial statements included elsewhere in this Annual Report.

    Overall, we, despite our relatively high level of pulp integration, are a net buyer of pulp. By region, the southern African operations are net sellers of pulp, Sappi Fine Paper North America is approximately 78% self-sufficient (after the closure of the Mobile mill) and the European operations are approximately 44% self-sufficient for pulp in Continental Europe but entirely dependent on market pulp in the United Kingdom. We supply approximately 66% of the wood requirements for our South African Fine Paper and commodities businesses from sources we own or lease. Both our North American and European operations are dependent on outside suppliers of wood for their production requirements.

    In recent years, we have sought to internationalise our shareholder base and increase our exposure in the world's major financial markets. On November 5, 1998, our American Depository Receipts commenced trading on the New York Stock Exchange. We believe that, as of October 31, 2001, based on registered addresses and disclosure by nominee companies, 46% of our shares were held beneficially in

North America, 36% of our shares were held beneficially in South Africa and 15% of our shares were held beneficially in Europe and elsewhere.

South African Economic and Political Environment

    Our status as a South African company and ownership of significant operations in southern Africa result in us being subject to various economic, fiscal, monetary, regulatory, operational and political policies and factors that affect South African companies generally. The impact of certain of these policies and factors, for example regulatory and operational factors, is limited by the geographic spread of our sales by source, and the geographic spread of our net operating assets, of which Europe represented 41%, North America represented 31% and southern Africa represented 28% at the end of fiscal 2001.

    South Africa faces challenges in overcoming substantial differences in levels of economic development among its people. While South Africa features a highly developed, sophisticated "first world" sector and infrastructure at the core of its economy, large parts of the population do not have access to adequate education, health care, housing and other services, including water and electricity. Furthermore, in recent years, South Africa has experienced high levels of crime, unemployment and HIV/AIDS. These problems have impeded fixed inward investment into South Africa, prompted emigration of skilled workers and may have an impact on productivity.

    Recently, South African inflation and unemployment have been high by comparison with developed countries and foreign reserves have been relatively low. It is difficult to predict the future political, social and economic direction of South Africa or how the government will try to address South Africa's problems. It is also difficult to predict the future effect on South African businesses of these problems or of the government's efforts to solve them.

    South African companies are subject to exchange control limitations, which could hinder our normal corporate functioning, particularly given our significant expansion outside of South Africa in recent years. While exchange controls have been relaxed in recent years and are continuing to be relaxed, South African companies remain subject to restrictions on their ability to raise and deploy capital outside of the Southern African Common Monetary Area. It is difficult to predict whether or how the South African government will abolish the exchange control regulations in the future. These restrictions have affected the manner in which we have financed our acquisitions outside South Africa and the geographic distribution of our debt. See "Item 10—Additional Information—Exchange Controls" and "—Liquidity and Capital Resources—Financing".

    Trade unions represent approximately 55% of our employees in southern Africa.

    Certain of our southern African operations have experienced work stoppages in recent years, including, in some cases, to advance social and political reform. Significant labour disruptions could have an adverse effect on our southern African businesses.

    For a more detailed description of significant labour relations legislation adopted by the South African government since 1995, see "Item 4—Information on the Company—Business Overview—Employees and Labour Relations—Southern Africa". We cannot assure you that the cost of compliance with or the other effects of those laws will not be adverse to our South African business.

Inflation and Foreign Exchange

    Sappi reports in US dollars, whilst Sappi Limited, the holding company, reports in Rand. Our financial statements are prepared in conformity with South African GAAP. Since 1990, our expansion has been focused outside of southern Africa and during fiscal 2001, over 80% of consolidated sales was generated from sales to customers outside of southern Africa.

    We made sales in a range of foreign currencies in fiscal 2001, 2000 and 1999 as follows:

	Year Ended September
	2001	2000	1999
	(Percentage of Sales)
US dollar	48.6	49.5	47.0
Euro(1)	30.2	21.7	21.8
Rand	11.9	12.9	13.7
UK pounds sterling	7.1	6.9	7.3
Other	2.2	9.0	10.2

Total	100.0	100.0	100.0

(1)
On January 1, 1999 Germany, France and the Netherlands, together with eight other member states of the European Union, adopted the Euro as their common legal currency. For a three-year transition period, which began on January 1, 1999, the national currencies of the participating countries will be non-decimal subdivisions of the Euro. See "Other Items—Euro Conversion".

    The principal currencies in which our subsidiaries conduct business are the US dollar, Euro and Rand. Although our financial accounting and reporting currency is the dollar, a significant portion of our sales is made in currencies other than the dollar. In Europe and North America, sales and expenses are generally denominated in Euro and US dollars, respectively; however, pulp purchases in Europe are primarily also denominated in US dollars.

    In southern Africa, local sales are denominated in Rand, and exports, which represent approximately 47% of sales, are denominated primarily in US dollars. Expenses incurred are generally denominated in Rand. Exports to other regions are primarily denominated in US dollars.

    The depreciation of the Rand and the Euro tends to enhance the Rand and Euro value of exports from South Africa and Europe. Since expenses are generally denominated in home currencies, the appreciation of the dollar has a positive effect on gross margins on exports and domestic sales, which are priced relative to international dollar prices. Therefore, our consolidated financial position, results of operation and cash flows may be materially affected by movements in the exchange rate between the dollar on the one hand, and the respective local currencies to which our subsidiaries are exposed, on the other hand.

    Since the adoption of the Euro by the European Union on January 1, 1999, when the Euro was trading at approximately 1.18 dollar per Euro, the Euro depreciated against the dollar to approximately 0.88 dollar per Euro at the end of fiscal 2000. During fiscal 2001, it reached a low of approximately 0.83 on October 25, 2000, and recovered to approximately 0.96 dollar per Euro on January 5, 2001. At the end of fiscal 2001, it was approximately 0.92 and on November 15, 2001, was trading at approximately 0.88 dollar per Euro. During fiscal 1999, the Rand traded at levels around R6.00 per dollar, and was approximately R5.98 per dollar at the end of fiscal 1999. Since the beginning of fiscal 2000, the Rand continued to depreciate and traded at approximately R7.22 per dollar at the end of fiscal 2000. At the end of fiscal 2001, the Rand weakened to approximately R8.94 per dollar. Subsequent to our fiscal year end, the Rand reached a new low of approximately R12.47 per dollar on December 14, 2001. The principal currencies in which our subsidiaries conduct business that are subject to the risks described in this paragraph are the US dollar, Euro and Rand.

    In fiscal 2001 and fiscal 2000, the dollar appreciated, on average, by 8.9% and 11.9% against the Euro and by 21.5% and 8.9% against the Rand, respectively, compared to the average exchange rate for each respective prior fiscal year.

    For a description of our foreign exchange policy, see note 32 to our audited consolidated financial statements included elsewhere in this Annual Report.

    The following table sets forth South African inflation and the average US dollar exchange rates we used in preparing the statements of income included in our audited consolidated financial statements for the fiscal years shown:

	2001	2000	1999
Inflation(1)	4.4%	5.4%	5.2%
Exchange Rate(2),(3) Rand	7.9574	6.5472	6.0122
Euro	0.8855	0.9720	1.1027

(1)
Consumer Price Index (CPI). The CPI for fiscal 2001 is for the period from October 1, 2000 to September 30, 2001, whereas the CPI for fiscal 2000 and 1999 is for the calendar year.
(2)
Source: audited consolidated financial statements of Sappi Limited.
(3)
At December 14, 2001, based upon the Rand Noon Buying Rate, the Euro Noon Buying Rate, the Pound Sterling Noon Buying Rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York, the exchange rates were as follows: R12.20 per $1.00, GBP0.6874 per $1.00 and E1.1057 per $1.00.

Source: Federal Reserve Statistical Release.

    During September 1998, South African interest rates reached a peak level of 25.5% primarily as a result of the weakening of the Rand, which was accompanied by capital outflows from South Africa. Although the Rand has declined further against the dollar in fiscal 2000 and 2001, South African prime overdraft interest rates declined to 14.5% in January 2000, and declined to a level of 13.0% in September 2001, the lowest levels in many years. Although South African interest rates impact the cost of our South African borrowings, the majority of our debt has been incurred by subsidiaries outside southern Africa. We borrow in the currencies of the countries in which we invest, thus securing a natural currency hedge. As a result, finance costs are related to the location of our activities and not our domicile. During fiscal 1999, the three-month interest rate for the US dollar remained fairly stable at a level between 5.0 and 5.5%. It reached 6.2% in early October 1999, and increased further, exceeding 6.8%, in May 2000. It remained unchanged through to the end of fiscal 2000. Fiscal 2001 saw a period of significant rate reductions to 2.6% at the end of fiscal 2001. It was 1.75% as at December 11, 2001, the lowest in 40 years.

    Three-months Euro interest rates started fiscal 1999 at 4.1%, and decreased to 2.7% at the start of fiscal 2000. It increased fairly sharply to 4.9% at the end of fiscal 2000. During fiscal 2001, it decreased and was 3.7% at the end of fiscal 2001 and 3.4% as at November 15, 2001. For a description of our interest and exchange rate risks, see note 32 to our audited consolidated financial statements included elsewhere in this Annual Report.

    See "—Other Items—Euro Conversion" for a description of the potential impact on us of the introduction of the Euro.

Share Buy Back

    At a general meeting of shareholders held on December 15, 2000, a special resolution granting general authority for Sappi subsidiaries to purchase Sappi shares subject to the provisions of the South African Companies Act 61 of 1973, as amended, and the Listings Requirements of the JSE was approved. At the annual general meeting of shareholders held on March 1, 2001, a special resolution granting authority to Sappi or Sappi subsidiaries to permit the buy back of up to 20% of the issued shares of Sappi Limited in any one fiscal year, was approved. This authority will be valid until the next annual general meeting. Under the Companies Act, subsidiaries may not hold more than 10% of the issued share capital of the parent company.

    Pursuant to this approval, we or one of our subsidiaries may buy back shares from time to time. Following the approval on December 15, 2000, 12 million shares had been repurchased by subsidiaries at a total cost of $94 million at an average price of $7.62 (R59.44) at the end of fiscal 2001.

    Under the JSE regulations, a company may not repurchase its shares for periods of 40 trading days prior to the announcement of half-year and full-year results. We apply a voluntary restriction on repurchases of 7 trading days prior to the announcement of first and third quarterly results.

Financial Condition and Results of Operations

    Our operations are organised into two business units:

  •
  Sappi Fine Paper, which consists of Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Fine Paper South Africa; and

  •
  Sappi Forest Products, which consists of Sappi Saiccor, Sappi Kraft and Sappi Forests.

    Sappi Trading acts as selling agent for these two business units outside their respective home regions.

    In fiscal 2001, we changed our accounting policy with respect to leases, events after the balance sheet date (dividends), employee benefits, discontinuing operation, impairment of assets, intangible assets, provisions, contingent liabilities and contingent assets, business combinations, consolidated financial statements and accounting for investments in subsidiaries, financial instruments: recognition and measurement, government grants, consolidation: special purpose entities, and share capital—reacquired own equity instruments (treasury shares). For the effect of this change, see note 3 to our audited consolidated financial statements contained elsewhere in this Annual Report. The following table sets forth sales and operating income for Sappi, Sappi Fine Paper by business unit, and Sappi Forest Products, in US dollars, and as a percentage of sales. Operating income percentages are expressed as a percentage of sales of the applicable business unit.

	Year Ended September
	2001 (audited)		2000 (audited)		1999 (audited)
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
	(US$ in million)		(US$ in million)		(US$ in million)
Sales:
Sappi Fine Paper
Sappi Fine Paper North America	1,442	34.5	1,607	34.1	1,494	33.8
Sappi Fine Paper Europe	1,781	42.6	1,994	42.3	1,931	43.7
Sappi Fine Paper South Africa	229	5.5	227	4.8	250	5.7

Total	3,452	82.5	3,828	81.1	3,675	83.1
Sappi Forest Products	732	17.5	890	18.9	747	16.9

Consolidated Sales	4,184	100.0	4,718	100.0	4,422	100.0
Operating Income:
Sappi Fine Paper
Sappi Fine Paper North America	40	2.8	179	11.1	143	9.6
Sappi Fine Paper Europe	177	9.9	252	12.6	124	6.4
Sappi Fine Paper South Africa	31	13.5	20	8.8	39	15.6

Total	248	7.2	451	11.8	306	8.3
Sappi Forest Products	194	26.5	224	25.2	87	11.6
Corporate	4	—	(3)	—	2	—

Consolidated Operating Income	446	10.7	672	14.2	395	8.9

Year Ended September 2001 Compared to Year Ended September 2000

Sales

    Sales represents the net sales value of all products sold to outside parties (including the cost of delivery where relevant) after the deduction of rebates.

    The year was characterised by difficult market conditions resulting in low demand for most of our products. In fiscal 2001, the volume of products sold decreased by 9.4% to 6,106,000 tonnes from 6,740,000 tonnes in fiscal 2000, with a decline in our Fine Paper and Forest Products divisions of 0.3 and 0.4 million tonnes, respectively. In North America, the industry faced the largest ever decline in demand, and the strength of the US dollar led to high levels of low-priced coated woodfree paper imports. Apparent consumption for coated woodfree paper as measured by shipments from producers net of imports and exports was down 14% from last year in the US and down 8% in Europe. Real consumption was probably considerably better than apparent consumption, as most customers reduced inventories throughout the period. In North America and Europe, paper production volumes were curtailed throughout the year to match our order book and consumption demand.

    Consolidated sales in fiscal 2001 decreased by 11.3% to $4,184 million, with a decline in our Fine Paper and Forest Products divisions of $376 and $158 million, respectively. The results of Sappi Fine Paper Europe, Sappi Fine Paper South Africa and Sappi Forest Products in local currency terms were, however, positively affected by the depreciation of the Rand and the Euro against the US dollar during fiscal 2001.

    Sappi Fine Paper.  The volume of fine paper products sold by Sappi Fine Paper decreased by 7.0% to 3,694,000 tonnes. At Sappi Fine Paper Europe, volume decreased by 9.0%, to 2,168,000 tonnes. At Sappi Fine Paper North America, volume decreased by 6.1% to 1,238,000 tonnes in fiscal 2001. At Sappi Fine Paper South Africa, volume increased by approximately 7.1%, to 288,000 tonnes in fiscal 2001, mainly due to a recovery of market position and an improved uncoated fine paper and tissue market in South Africa.

    Sales for Sappi Fine Paper decreased by 9.8% to $3,452 million in fiscal 2001. Average prices realised in fiscal 2001 decreased by 3.1% as compared to fiscal 2000.

    Sales for Sappi Fine Paper Europe decreased by 10.7% to $1,781 million, mainly due to the decrease in volume sold and average prices realised. Sappi Fine Paper Europe realised average prices of $821 per tonne in fiscal 2001, down 1.9% from $837 per tonne in fiscal 2000. This decrease was attributable primarily to the depreciation of the Euro against the US dollar. In Euro terms, average prices realised in fiscal 2001 increased by 7.7%.

    Sappi Fine Paper North America decreased its sales by 10.3% to $1,442 million, mainly due to the decrease in volume sold and average prices realised. The average price realised for fine paper products in North America decreased by 4.5% to $1,165 per tonne in fiscal 2001. This decrease is attributable primarily to the slowdown of the US economy, as well as the pressure from Euro denominated imports and increased levels of exports into the US as a result of the strong US dollar.

    Sales for Sappi Fine Paper South Africa were virtually flat at $229 million as compared to $227 million in fiscal 2000. The average price realised for fine paper products in South Africa decreased by 5.8% to $795 per tonne in fiscal 2001. This price decrease is attributable primarily to the depreciation of the Rand against the US dollar during fiscal 2001. In Rand terms, the average price realised in fiscal 2001 increased by 14.5%.

    Sappi Forest Products.  The volume of paper pulp, dissolving pulp, commodity paper products and timber products sold by Sappi Forest Products decreased by 0.4 million tonnes or 12.9% to 2,412,000 tonnes. This is primarily attributable to the disposal of Novobord in 2000 and the mining timber division in 2001.

    Sales by Sappi Forest Products decreased by 17.8% to $732 million in fiscal 2001. The average price realised for dissolving pulp increased by 3.5% per tonne in fiscal 2001. For commodity paper products, the average price realised increased by 4.5% to $483 per tonne in fiscal 2001. The average price for timber products decreased by 50.0% to $45 per tonne mainly due to a change in the mix of products sold, following the disposal of Novobord in 2000 and the mining timber division in 2001.

Operating Expenses

    Operating expenses include cost of goods sold and selling, general and administrative expenses.

    Operating expenses decreased by 7.6% or $308 million to $3,738 million in fiscal 2001, compared to $4,046 million in fiscal 2000. This decrease was attributable primarily to the lower volume of sales. Operating expenses per tonne increased by only 2% to $612 per tonne in fiscal 2001, despite reduced sales volumes, from $600 per tonne in fiscal 2000. This relatively low increase was the result of cost containment and the effect of the translation of the depreciation of the Euro and the Rand against the US dollar at our European and southern African operations. Operating expenses as a percentage of sales increased to 89.3% in fiscal 2001, as compared to 85.8% in fiscal 2000, which is primarily attributable to lower selling prices realised and lower sales volumes.

    Selling, general and administrative expenses amounted to $363 million in fiscal 2001, a decrease of 8.3% compared to fiscal 2000, resulting primarily from the 9.4% decrease in volume sold. This decrease is also attributable to the effect of the translation of the depreciation of the Euro and the Rand against the US dollar at our European and southern African operations.

Operating Income

    Consolidated operating income decreased by $226 million, or 33.6%, to $446 million in fiscal 2001. This decrease in consolidated operating income is primarily attributable to decreases in operating income at our North American and European Fine Paper divisions, as well as at Sappi Forest Products.

    Operating margin decreased to 10.7% in fiscal 2001 from 14.2% in fiscal 2000. This decrease is primarily attributable to lower sales volumes, lower average prices realised in most of our operations and production curtailment.

    Sappi Fine Paper.  Operating income for Sappi Fine Paper decreased by 45.0% to $248 million in fiscal 2001. This is mainly due to the decrease in operating income at Sappi Fine Paper North America and Europe. Operating margin decreased 7.2% in fiscal 2001 from 11.8% in fiscal 2000.

    Operating income for Sappi Fine Paper Europe decreased by 29.8% to $177 million in fiscal 2001. Operating margin decreased to 9.9% in fiscal 2001 from 12.6% in fiscal 2000. This decrease was contained despite the difficult trading conditions resulting in production curtailment, through improved productivity and cost reductions, as well as the decrease in input costs for pulp.

    At Sappi Fine Paper North America, operating income decreased by 77.7% to $40 million in fiscal 2001. This decrease was attributable primarily to reduced demand, low-priced imports and the continued slow down of the growth of the US economy. Production was curtailed to manage inventories. Operating margin decreased to 2.8% in fiscal 2001 from 11.1% in fiscal 2000.

    Operating income for Sappi Fine Paper South Africa increased by 55.0% to $31 million in fiscal 2001. This increase is partly attributable to the effect of the depreciation of the Rand against the US dollar. In Rand terms, operating income increased by 88.4% in fiscal 2001. As a result, operating margin increased significantly to 13.5% in fiscal 2001 from 8.8% in fiscal 2000.

    Sappi Forest Products.  Operating income for Sappi Forest Products decreased by 13.4% to $194 million in fiscal 2001. This decrease is primarily attributable to the decrease in volumes sold and lower selling prices realised, offset by cost containment and internal efficiencies. Operating margin increased slightly to 26.5% in fiscal 2001 from 25.2% in fiscal 2000.

Year Ended September 2000 Compared to Year Ended September 1999

Sales

    The volume of products sold in fiscal 2000 increased by 4.2% to 6,740,000 tonnes from 6,467,000 tonnes in fiscal 1999. This increase is primarily attributable to an increase in the volume sold by Sappi Forest Products. Paper production volumes were managed to meet consumption demand with commercial downtime being taken in North America and Europe late in the last quarter of the fiscal year.

    Consolidated sales in fiscal 2000 increased by 6.7% to $4,718 million. Our Forest Products and Fine Paper divisions increased their sales significantly by $143 million and $153 million, respectively, in fiscal 2000. The results of Sappi Forest Products and Sappi Fine Paper Europe in local currency terms were positively affected by the depreciation of the Rand and the Euro against the US dollar during fiscal 2000. At Sappi Fine Paper North America, the strength of the US dollar led to increased volumes of low-priced imports into the US, which, combined with the slow down in growth of the US economy, led to excess producer inventories.

    Sappi Fine Paper.  The volume of fine paper products sold by Sappi Fine Paper increased by 2.7% to 3,970,000 tonnes. At Sappi Fine Paper Europe, volume increased by 3.3%, to 2,383,000 tonnes. This is mainly due to strong European markets and increased levels of exports into the US. At Sappi Fine Paper North America, volume increased by 3.2% to 1,318,000 tonnes in fiscal 2000. At Sappi Fine Paper South Africa, volume decreased by approximately 3.9%, to 269,000 tonnes in fiscal 2000, mainly due to reduced inventory levels in the supply chain.

    Sales for Sappi Fine Paper increased by 4.2% to $3,828 million in fiscal 2000. Average prices realised in fiscal 2000 increased marginally by 1.4% as compared to fiscal 1999.

    Sales for Sappi Fine Paper Europe increased by 3.3% to $1,994 million, mainly due to the increase in volume sold. Sappi Fine Paper Europe realised average prices of $837 per tonne in fiscal 2000 and fiscal 1999. In Euro terms, average prices realised in fiscal 2000 increased by 13.4%.

    Sappi Fine Paper North America increased its sales by 7.6% to $1,607 million, mainly due to the increase in price realised. The average price realised for fine paper products in North America increased by 4.2% to $1,219 per tonne in fiscal 2000.

    Sales for Sappi Fine Paper South Africa decreased by 9.2% to $227 million, the result of lower volumes and lower selling prices realised. The average price realised for fine paper products in South Africa decreased by 5.5% to $844 per tonne in fiscal 2000. This price decrease is attributable primarily to the depreciation of the Rand against the US dollar during fiscal 2000 and the pressure from Euro denominated imports. In Rand terms, the average price realised in fiscal 2000 increased by 2.9%.

    Sappi Forest Products.  The volume of paper pulp, dissolving pulp, commodity paper products and timber products sold by Sappi Forest Products increased by 6.4% to 2,770,000 tonnes. This is primarily attributable to increases in volumes of dissolving pulp and timber products sold.

    Sales by Sappi Forest Products increased by 19.1% to $890 million in fiscal 2000. The average price realised for dissolving pulp increased by 19.0% per tonne in fiscal 2000, largely as a result of improved market selling prices. For commodity paper products, the average price realised increased by 9.2% to $462 per tonne in fiscal 2000, as a result of stronger prices in the local and export markets. The average price for timber products decreased by 9.1% to $90 per tonne in fiscal 2000, primarily due to a change in the mix of product sold, with 110,000 tonnes more lower priced forest products being sold.

Operating Expenses

    Operating expenses remained relatively flat at $4,046 million in fiscal 2000 compared to $4,027 million in fiscal 1999. Operating expenses decreased to $600 per tonne in fiscal 2000, down 3.7% from $623 per tonne in fiscal 1999, and was achieved despite the higher input cost of pulp. This decrease was the result of internal efficiencies and cost containment, as well as the effect of the translation of the depreciation of the Euro and the Rand against the US dollar. As a result of this, operating expenses as a percentage of sales decreased to 85.8% in fiscal 2000, as compared to 91.0% in fiscal 1999.

    Internal efficiencies and containment of costs reduced cost of sales per tonne by 3.4% compared to fiscal 1999. Selling, general and administrative expenses amounted to $396 million in fiscal 2000, an increase of only 1%, despite the increase of 4.2% in volume sold. This low increase is primarily attributable to the effect of the translation of the depreciation of the Euro and the Rand against the US dollar.

Operating Income

    Consolidated operating income increased significantly by $265 million, or 65.1%, to $672 million in fiscal 2000. This increase in consolidated operating income is primarily attributable to an increase in operating income at Sappi Fine Paper Europe and at Sappi Forest Products.

    Operating margin increased significantly to 14.2% in fiscal 2000 from 8.9% in fiscal 1999. This increase is primarily attributable to increases in the average prices realised in local currencies (US dollar, Euro and Rand), internal efficiencies and cost containment as well as the depreciation of the Rand and the Euro against the US dollar in fiscal 2000.

    Sappi Fine Paper.  Operating income for Sappi Fine Paper increased by 47.4% to $451 million in fiscal 2000. This is mainly due to the significant increase in operating income at Sappi Fine Paper Europe. Operating margin increased to 11.8% in fiscal 2000 from 8.3% in fiscal 1999.

    Operating income for Sappi Fine Paper Europe more than doubled to $252 million in fiscal 2000. Operating margin increased to 12.6% in fiscal 2000 from 6.9% in fiscal 1999. This increase is primarily attributable to higher selling prices realised in Euro terms coupled with improved productivity and cost reductions. The increase in operating margin was achieved despite higher input costs for pulp.

    At Sappi Fine Paper North America, operating income increased by 25.2% to $179 million in fiscal 2000. This increase was achieved despite significant pressure from pulp and energy costs, low-priced imports and excess producer inventories. Price realisation, mix improvement and cost containment were major factors in the improvement. As the growth of the US economy began to slow, production was curtailed late in the last quarter of fiscal 2000 to match output and demand. Operating margin increased to 11.1% in fiscal 2000 from 9.6% in fiscal 1999.

    Operating income for Sappi Fine Paper South Africa decreased by 48.7% to $20 million in fiscal 2000. This decrease is partly attributable to higher input cost of pulp, inflationary increases in the costs of goods, services and wages, as well as the depreciation of the Rand against the US dollar. In nominal Rand terms, operating income decreased by 44.1% in fiscal 2000. As a result, operating margin decreased to 8.8% in fiscal 2000 from 15.6% in fiscal 1999.

    Sappi Forest Products.  Operating income for Sappi Forest Products more than doubled increasing by $137 million to $224 million in fiscal 2000. This increase is primarily attributable to the increase in volumes sold; higher selling prices realised in Rand terms as well as cost containment and internal efficiencies. As a result, operating margin increased significantly to 25.2% in fiscal 2000 from 11.6% in fiscal 1999.

Non-trading Profit (Loss)

    Non-trading profit (loss) represents all income and expenditure received from activities which do not constitute what is regarded as normal trading and includes profits and losses on the disposal of fixed assets. Also included are mill closure costs when these occur.

    Non-trading loss was $207 million in fiscal 2001, $2 million in fiscal 2000 and $74 million in fiscal 1999.

  •
  Non-trading loss in fiscal 2001 consisted primarily of a $183 million ($110 million after tax) charge for the write-off of the assets and closure costs relating to the Mobile mill closure, and a non-recurring charge of $9 million relating to the write-off of deferred finance cost relating to the refinancing of the North American credit facility in 2001.

  •
  Non-trading loss in fiscal 2000 consisted primarily of a $21 million profit on the sale of Sappi Novobord, offset by a charge of $8 million for further asset impairment costs relating to our UK operations and a non-recurring charge of $17 million relating to the cost of refinancing the $232 million Sappi Fine Paper North America's 12% high-yield debt in fiscal 2000.

  •
  Non-trading loss in fiscal 1999 consisted primarily of a pre-tax charge of $43 million relating to the closure of the Westbrook mill at our North American operations, a pre-tax charge of $25 million relating to UK asset impairment costs, a pre-tax charge of $7 million relating to restructuring costs at our UK operations and Sappi Forest Products, a loss of $6 million on the sale of our US timberlands, partly offset by a $7 million profit on sale of fixed assets pursuant to a sale and leaseback transaction.

Net Finance Costs

    Net finance costs consists of interest expense, net of interest received, interest capitalised and foreign exchange gains and losses. Net finance costs decreased to $92 million in 2001 from $97 million in fiscal 2000. The decrease of $5 million in net finance costs resulted primarily from lower levels of borrowings, the refinancing of certain higher cost loans and a decrease in interest rates prevailing in the countries in which we operate.

    Net finance costs decreased significantly by 33% to $97 million in fiscal 2000 from $145 million in fiscal 1999. The reduction in finance cost in fiscal 2000 resulted primarily from lower levels of borrowings and the refinancing of certain higher cost loans. Cash interest cover decreased to 6.2 times for fiscal 2001 compared to 7.3 times for fiscal 2000, after having increased from 4.1 times in fiscal 1999.

    Our policy is to capitalise the holding costs of forests and the pre-commissioning finance costs on major capital projects. Finance costs capitalised in fiscal 2001 were $33 million compared to $47 million in fiscal 2000 and $45 million in fiscal 1999. Finance costs capitalised related mainly to the holding cost of forests and to capitalised interest on major projects under construction. The South African Producer Price Index is used as a limit in determining the amount of the interest to be capitalised in respect of the holding cost of forests. The reduction in interest capitalised in fiscal 2001 is also due to lower interest rates and the effect of the appreciation of the US dollar against the Rand.

Taxation

    We began to apply the comprehensive method of calculating deferred tax effective from fiscal 1999. The statutory corporate tax rate in South Africa was reduced from 35% to 30% in 1999.

    Total taxation amounted to $9 million in fiscal 2001, $197 million in fiscal 2000 and $46 million in fiscal 1999. Total taxation in 2001 decreased by $188 million from 2000, mainly due to lower levels of profit and the $73 million tax credit relating to the Mobile closure charge, resulting in a 6% effective rate for the year. The effective rate for ongoing operations excluding Mobile was approximately 25% for the full financial year and was reduced by the geographic split of earnings, in particular the lower proportion of earnings in North America, and a reduction in the German tax rate.

    The effective tax rate was 34.4% and 26.1% for fiscal 2000 and fiscal 1999, respectively. The increase in the effective tax rate in fiscal 2000 is mainly the result of fiscal 1999 being favourably affected by the impact of the reduction of the corporate tax rate in South Africa in 1999 on the opening balance of deferred tax at the beginning of fiscal 1999.

    Current taxation amounted to $88 million in fiscal 2001, $73 million in fiscal 2000 and $21 million in fiscal 1999. The increase in current taxation in fiscal 2001 is mainly due to profits at our South African operations no longer being shielded by tax losses, as well as a prior year adjustment (at one of our European mills) which was raised in the current year, offset by an equal and opposite prior year adjustment to deferred tax. The increase in current taxation in fiscal 2000 is mainly due to increased profits and profits no longer being shielded by tax losses.

    Deferred taxation in the income statement was a release of $79 million in fiscal 2001, and a charge of $124 million in fiscal 2000 and $25 million in fiscal 1999. The release in fiscal 2001 is mainly due to the $73 million tax credit relating to the Mobile closure charge. The increase in deferred taxation in fiscal 2000 is mainly due to temporary differences associated with the increased net income levels in fiscal 2000. The decrease in deferred taxation in fiscal 1999 is mainly due to the impact of the reduction of the corporate tax rate in South Africa in 1999 on the opening balance of deferred tax at the beginning of fiscal 1999 (contributing $27 million of the decrease), partly offset by a correction relating to a prior year underprovision for deferred taxation by a division of Sappi, as well as temporary differences arising during fiscal 1999.

    Certain of our companies are subject to taxation queries which could give rise to additional taxation costs. While amounts have been provided for such costs in addition to amounts disclosed as contingent liabilities, management currently believes, based on legal counsel opinion, that no further material costs will arise. See note 28 to our audited consolidated financial statements included elsewhere in this Annual Report.

    The effective tax rate in fiscal 2001 is lower than the weighted-average statutory tax rate in the countries in which we operate, mainly due to deductible permanent differences in Belgium, Austria and South Africa. The effective tax rate in fiscal 1999 is lower than the weighted-average statutory tax rate in the countries in which we operate, mainly due to the impact of the reduction of the corporate tax rate in South Africa in 1999 on the opening balance of deferred tax at the beginning of fiscal 1999. Excluding this tax rate adjustment, our effective tax rate in fiscal 2000 and 1999 is higher than the weighted-average statutory tax rate in the countries in which we operate, mainly due to valuation allowances raised against deferred tax assets and expenses for which no tax relief is available.

    The South African government has recently enacted or proposed changes in the tax laws that are likely to affect our effective tax rate in the future. The enacted and proposed changes that are more relevant to us are the following:

    Residence-Based Taxation and the Taxation of Foreign Dividends.  The South African tax system has been based on the source plus principle. However, in terms of legislation promulgated during fiscal 2001 and 2000, residents of South Africa will be taxed on their worldwide income for years of assessment commencing on or after January 1, 2001. This will apply to our fiscal 2002 year. A company will be regarded as a South African tax resident if it is incorporated, established, formed or has its place of effective management in South Africa. All income of a controlled foreign entity, i.e., a foreign company more than 50% owned by a South African resident or residents, will also be imputed to the residents in the proportion of their shareholding or interest in the entity. The business profits which are derived from a permanent establishment of either a resident or a controlled foreign entity in certain designated countries identified by the Minister of Finance of South Africa will be excluded, if the foreign income has been or will be subject to tax at a statutory (not effective) rate of at least 27%, although assessed tax losses can be taken into account. Any foreign taxes paid or payable on the foreign income without any right of recovery by any person will be allowed as a credit against the tax payable in South Africa.

    As an interim step in the introduction of the residence basis of taxation, foreign dividends are to be included in the taxable income of South African residents. This measure applies to foreign dividends, which have accrued to or were received by residents on or after February 23, 2000. However, foreign dividends paid out of profits generated in certain designated countries will not be taxable where the income from which the dividend was distributed has been or will be subject to tax at a statutory rate of at least 27% and the resident holds an interest of at least 10% in the company declaring the dividend. A resident will be able to claim foreign tax paid by the resident on the dividend as a credit to the extent that South African tax is payable on the foreign dividend. In addition, South African companies are not able to claim taxable foreign dividends as a credit in the calculation of their liability for secondary tax on companies.

    Our non-South African manufacturing activities are located in countries that are included in the list of designated countries published by the Ministry of Finance of South Africa. See "Item 10—Additional Information—Taxation".

    Capital Gains Tax.  During fiscal 2001 a tax on capital gains was legislated effective October 1, 2001. Affected capital assets for companies will include virtually all business assets. Companies will be liable to normal tax on 50% of the net capital gain. At the current corporate tax rate of 30%, the effective tax rate on net capital gains will therefore be 15%. See "Item 10—Additional Information—Taxation".

Income Attributable to Minority Interests

    Income attributable to minority interests was zero in fiscal 2001, compared to $13 million in fiscal 2000 and $16 million in fiscal 1999, mainly due to the acquisition of the minority interests in Leykam-Mürztaler AG and Usutu Pulp mill during fiscal 2000 and fiscal 1999. See "—Liquidity and Capital Resources—Acquisition and Dispositions—Acquisition of Minority Interests in Leykam-Mürztaler AG" and "—Acquisition of Minority Interests in the Usutu Mill".

Net Income

    As a result of the foregoing, and particularly due to lower sales volumes and selling prices and the $110 million after tax charge resulting from the closure of the Mobile mill in the third quarter of 2001, net income decreased significantly by $225 million or 62%, to $138 million in fiscal 2001 from $363 million in fiscal 2000. Net income was $114 million in fiscal 1999.

Liquidity and Capital Resources

Operations

    Net cash retained from operating activities amounted to $543 million in fiscal 2001, $789 million in fiscal 2000 and $608 million in fiscal 1999. The decrease in fiscal 2001 as compared to fiscal 2000 is primarily attributable to our lower level of operating profit in fiscal 2001, combined with higher taxation payments, partially offset by a decrease in working capital (decreased receivables and inventories, offset by decreased payables) and lower finance cost payments. The increase in fiscal 2000 as compared to fiscal 1999 is primarily attributable to our higher level of operating profit in fiscal 2000, combined with a reduction in finance costs and partially offset by an increase in working capital (receivables and inventories). The increase in fiscal 1999 as compared to fiscal 1998 is primarily attributable to a reduction in finance costs in fiscal 1999 and a further decrease in working capital (payables) in 1999, partially offset by a reduction in operating profit and dividends paid.

Investing

    Cash utilised in investing activities was $305 million in fiscal 2001, $68 million in fiscal 2000 and $88 million in fiscal 1999. Cash utilised in investing activities in fiscal 2001 related mainly to capital expenditure investment in non-current assets of $321 million, reduced by a decrease of $12 million in investments and loans. Cash utilised in investing activities in fiscal 2000 related mainly to capital expenditure investment in non-current assets of $253 million, reduced by the proceeds from the sale of Sappi Novobord for $57 million, and a decrease in investments of $91 million, reflecting the realisation of a $104 million collateral deposit which was utilised to repay indebtedness of Heritage Springer. Cash utilised in investing activities in fiscal 1999 related mainly to capital expenditure investment in non-current assets of $257 million, reduced by approximately $180 million proceeds from the sale of the timberlands of our North American operations.

Financing

    Net cash used in financing activities was $88 million in fiscal 2001, $564 million in fiscal 2000 and $868 million in fiscal 1999. The decrease in net cash used in fiscal 2001 as compared to fiscal 2000 is primarily attributable to an increase in short-term borrowings, reduced by the effect of our share buy back programme. The decrease in net cash used in fiscal 2000 as compared to fiscal 1999 is primarily attributable to a smaller decrease in short-term borrowings in fiscal 2000. Net cash used in fiscal 2000 also reflects the acquisition of minority interests in Leykam-Mürztaler AG and Usutu Pulp for $126 million as well as the receipt of $114 million of proceeds from a global offering of our ordinary shares.

    At the end of 2001, we had aggregate unused borrowing facilities availability of $1,359 million ($188 million in South Africa, $79 million in the United States and $1,092 million in Europe). Unused borrowing facilities at the end of 2000 were $784 million. At the end of 2001, the ratio of net debt to total capitalisation was 30%, down from 33% at the end of 2000. The ratio of net debt to equity at the end of 2001 was 75%, down from 76% at the end of 2000.

    We have access to capital from a range of external sources. In accessing external sources of funds, consideration is given to the following factors:

  •
  age profile of repayment of debt;

  •
  cost of financing;

  •
  availability of sources;

  •
  availability of natural and artificial hedges against currency and/or interest rate fluctuations;

  •
  availability of tax efficient structures to moderate financing costs; and

  •
  a target net debt to total capitalisation range of between 25% to 50%, depending on where we are in the cycle, except when we undertake large capital projects or acquisitions.

    Our borrowings are not seasonal and we mainly borrow in the currencies in which we operate, and accordingly our net debt and cash and cash equivalents are mainly denominated in US dollars, Euro and Rand. See note 16 to our audited consolidated financial statements included elsewhere in this Annual Report. For a profile of our debt repayment schedule see note 16 to our audited consolidated financial statements included elsewhere in this Annual Report.

    For a description of financial instruments and our treasury/funding policies, see note 32 to our audited consolidated financial statements included elsewhere in this Annual Report.

    All loans raised in currencies other than the domestic operating currency of the entity to which the funds are applied, are immediately and continuously protected by forward exchange contracts. We also have a policy of maintaining a balance between fixed rate and variable rate loans that enables us to minimise, on a cost effective basis, the impact to reported earnings, while maintaining a reasonably competitive, market-related cost of funding. The specific balance is determined separately for our European, North American and southern African businesses to reflect more accurately the different interest rate environments in which these businesses operate. We monitor market conditions and may utilise interest rate derivatives to alter the existing balance between fixed and variable interest loans in response to changes in the interest rate environment. See note 32 to our audited consolidated financial statements included elsewhere in this Annual Report.

    Our rapid expansion, mainly through acquisitions, had been demanding on our capital resources and on the profile and mix of the funding actually used. At September 30, 2001, our net debt, calculated using components derived under South African GAAP, was $1.1 billion, down by $142 million, or 11.2%, from $1.2 billion at September 27, 2000. Despite the difficult market conditions in 2001, this reduction has been achieved primarily as a result of strong internal cash generation, working capital control and to a lesser extent the effect of the translation of the depreciation of the Rand against the US dollar. Of our net debt of $1.1 billion at the end of fiscal 2001, $489 million is payable within one year. This is an increase of $327 million over 2000, mainly as a result of $243 million principal amount of convertible notes maturing in August 2002. The Group has adequate working capital, cash on hand and short and long-term banking facilities to meet these short-term commitments.

    In the third quarter of fiscal 2001, we arranged a E900 million ($770 million) finance facility, which comprises two tranches, on an unsecured basis at between 55 and 70 basis points above the EURIBOR rate. The first tranche is a E562.5 million five-year revolving credit facility for general corporate purposes. The second tranche of E337.5 million was partly utilised in September 2001 when we completed the refinancing of the S.D. Warren term loan and revolving credit facility ($250 million). This resulted in the write-off of $9 million of deferred finance costs and will result in lower ongoing cash finance costs. We have, subsequent to year-end 2001, also announced our intention to refinance the approximately $140 million principal amount of 14% debentures due December 2001 of S.D. Warren Company with this Euro facility.

    There are at present limitations on our ability to utilise facilities in any one of our divisions to finance activities, or refinance indebtedness, of any other division due to covenant restrictions and exchange controls. These limitations have been mitigated by the refinancing of our North American credit agreement. A constraint applicable to South African companies is the application of exchange controls, which inhibit the free flow of funds from South Africa. See "Item 10—Additional Information—Exchange Controls". This affected the geographic distribution of our debt. As a result, our acquisitions in the United States and Europe were financed with indebtedness incurred by companies in these regions. We have access to and have extensively utilised long-term borrowings of either a secured nature in the United States, or generally unsecured in Europe and South Africa (except in the case of asset-linked finance). Interest rates reflect the long-term rates for the currencies being borrowed except in the case of funds raised for leveraged acquisitions, which may include an additional margin. Short-term borrowings are generally freely available at commercial rates in all countries in which we operate and are used mainly to finance working capital. Certain of the remaining SDW Holdings and S.D. Warren's debt financing agreements contain restrictive covenants which, among other things, limit dividends and require prepayment of this indebtedness with the proceeds of certain asset sales, incurrences of certain additional indebtedness and issuances of equity by SDW Holdings, S.D. Warren or their subsidiaries. These restrictive covenants significantly limit our ability to utilise cash generated by Sappi Fine Paper North America for purposes other than the repayment of existing indebtedness. These restrictive covenants and limitations will be eliminated after the refinancing of the 14% debentures of S.D. Warren Company.

    We have sold approximately $300 million of non-core assets since 1998 and used the proceeds largely to reduce indebtedness.

    While reduction of net debt is a priority, opportunities to grow within our core businesses will continue to be evaluated. The financing of any future acquisition may involve the incurrence of additional indebtedness or the use of proceeds from asset dispositions.

Capital Expenditures

    Capital expenditures in fiscal 2001, fiscal 2000 and fiscal 1999 consisted of the following:

	Year Ended September
	2001 (audited)	2000 (audited)	1999 (audited)
	(US$ in million)
Sappi Fine Paper
Sappi Fine Paper North America(1)	99	96	107
Sappi Fine Paper Europe(2)	116	78	93
Sappi Fine Paper South Africa	35	9	6

Total	250	183	206
Sappi Forest Products	43	35	26
Corporate	—	3	2

Consolidated Total(3)	293	221	234

(1)
Sappi Fine Paper North America's prior corporate parent invested approximately $1 billion on capital and investment expenditures from 1988 to 1994.
(2)
In addition, there were approximately NLG1,383 million of capital expenditures at KNP Leykam in the two years preceding our acquisition of that company.
(3)
Excludes investment in timberlands. In fiscal 2000 and fiscal 2001, investment in timberlands amounted to $32 million and $28 million, respectively.

    We operate in an industry that requires high capital expenditures and need to devote a significant part of our cash flow to capital expenditure programmes, including investments relating to maintaining operations.

    Capital spending for investment relating to maintaining operations during fiscal 2001, fiscal 2000 and fiscal 1999 amounted to approximately $154 million, $129 million and $122 million, respectively. The capital expenditure programme for these three fiscal years was funded primarily through internally generated funds.

    Our mills are generally well invested. Sappi Fine Paper North America's prior corporate parent invested approximately $1 billion on capital and investment expenditures from 1988 to 1994. In addition, there were approximately NLG1,383 million of capital expenditures at KNP Leykam in the two years preceding our acquisition of that company, which included the commissioning of PM 11 at Gratkorn. Consequently, during fiscal 1997 to fiscal 2001, capital spending incurred related mainly to maintaining existing operations and selected high-return capacity expansion or quality-enhancing projects. Our capital expenditure to expand our operations in fiscal 2001 was focused on high return projects. At Muskegon in North America, Gratkorn in Europe, and Stanger in South Africa, major projects were completed to upgrade operating equipment. These projects will improve product quality, reduce costs and increase capacity. Capital spending for the Sappi Group during fiscal 2002 is expected to total approximately $243 million or approximately 70% of depreciation and will consist mainly of normal maintenance expenditure and several rebuild projects. Capital spending is expected to be funded primarily through internally generated funds. For further details about our capital commitments, see note 27 to our audited consolidated financial statements included elsewhere in this Annual Report.

Dividends

    Sappi Limited declared total cash dividends in respect of the ordinary shares of $0.26 per share in fiscal 2001, $0.25 per share in fiscal 2000, and R1.15 ($0.19) per share in fiscal 1999. Dividends paid in years prior to fiscal 2000 have been paid in South African Rand, and have been converted to US dollars at the rate of exchange at the date of declaration of the dividend. In May 1998, we announced that future dividends would be considered only on an annual basis. The current dividend policy of Sappi Limited is to provide dividend payments which incorporate, over time, real growth for shareholders by providing dividend payments varying in line with changes in the business cycle, but maintaining a long-term average dividend "cover" of three times. Our dividends were covered 2.3, 6.1 and 2.7 times in fiscal 2001, 2000 and 1999, respectively. See "Item 8—Financial Information—Other Financial Information—Dividend Policy".

Mill Closures, Acquisitions and Dispositions

    Closure of Mobile Mill.  In the third quarter of fiscal 2001, we announced the closure of the Mobile mill in Alabama, and have provided a $110 million after tax charge for the write-off of the assets and closure costs. The Mobile mill is located on a multi-user site. The energy supplier filed for bankruptcy after the closure of a pulp mill on the site, resulting in dramatically increased energy costs. Because we were unable to invest on the site without a better overall cost structure, we decided to close the mill. Had the Mobile mill been closed (with associated overhead cost reductions) at the beginning of 2001, there would have been a benefit of approximately $35 million before tax or approximately 9 US cents per share after tax in this year. In addition, our North American operations have also embarked on corporate and mill overhead reductions through a staff downsizing programme.

    Closure of Transcript Mill.  Subsequent to year-end, on October 9, 2001, we announced the intention to close the Transcript mill in Scotland. This facility produced carbonless paper products which is non-core and being rapidly replaced by other products or electronic media.

    Acquisition of KNP Leykam.  On December 31, 1997, we completed the acquisition of a 91.5% ownership interest in KNP Leykam from KNP BT. The aggregate consideration paid in connection with the KNP Leykam acquisition amounted to approximately NLG1.8 billion. We paid part of the consideration through the issuance of 44,600,423 ordinary shares (which were valued at approximately NLG0.8 billion). We also issued indebtedness in the amount of approximately NLG1 billion, including the interest-free short-term liability referred to above. This indebtedness matured on December 31, 1999. We financed the settlement of this indebtedness with a syndicated two-year term loan facility of Euro 343 million ($346 million) arranged by a group of international banks. This facility was repaid in September 2000. During February 1999, we increased our ownership interest in KNP Leykam to 92.2% and in March 2000, we increased this interest to 100%.

    Acquisition of Minority Interests in Leykam-Mürztaler AG.  During September 1999, we commenced a major reorganisation of our North American and European fine paper interests. The reorganisation was aimed at amalgamating these interests under a single holding company, improving access to operating cash flows, centralising borrowings and improving tax and operating efficiency. The reorganisation resulted in the delisting of Leykam-Mürztaler from the Vienna and Frankfurt Stock Exchanges and the acquisition of the minority interests in that company for approximately $98 million. This was funded from a portion of the proceeds to us from our global equity offering. The acquisition of these minority interests increased our ownership interest in KNP Leykam to 100%. The first part of this process was successfully completed in January 2000 when the minority interests in Leykam-Mürztaler had been reduced to 8.2%. On March 9, 2000, the shareholders of Leykam-Mürztaler approved the merger of that company with a wholly-owned subsidiary of Sappi and we subsequently paid 35 Euro per share to the minority shareholders. Profits were recognised and consolidated from April 1, 2000.

    Acquisition of S.D. Warren Minority Interests.  During fiscal 1997, we undertook a series of transactions for the purpose of acquiring ownership or the right to acquire 100% of SDW Holdings' common equity for an aggregate purchase price of $155 million. As a result of these transactions and related transactions during fiscal 2000, we acquired all of the minority common equity interests (including both common stock and warrants) in SDW Holdings held by certain investors and repaid related financings. The acquisition of the minority common equity interests of SDW Holdings was accounted for as a purchase transaction.

    Disposal of Novobord and Mining Timber.  We sold our South African particle board business, Novobord, for $57 million, effective September 2000. We disposed of our mining timber operations in South Africa effective October 1, 2000.

    Sale/Leasebacks; Securitisations.  During the periods covered by our financial statements, we have entered into a number of sale/leaseback and securitisation transactions, including agreements relating to our facilities in North America (Somerset) and southern Africa (Usutu, Saiccor, Stanger and Enstra). Securitisation agreements are in place in South Africa, North America, Europe and at Sappi Trading. The proceeds from such transactions have been or are being used principally for the repayment of indebtedness and preferred equity.

Changes in Accounting Policies

South African GAAP

    There have been a number of accounting policy changes in 2001. This is mainly due to the numerous changes to the South African accounting standards to harmonise with International Accounting Standards. We changed our accounting policy with respect to leases, events after the balance sheet date (dividends), employee benefits, discontinuing operation, impairment of assets, intangible assets, provisions, contingent liabilities and contingent assets, business combinations, consolidated financial statements and accounting for investments in subsidiaries, financial instruments: recognition and measurement, government grants, consolidation: special purpose entities, and Share capital—reacquired own equity instruments (treasury shares). These changes had no material effect on current year and comparable period earnings, but had the effect of decreasing equity by $3 million at the beginning of the year.

    In fiscal 2000, we changed our accounting policy with respect to the revaluation of property, plant and equipment. All these assets are now stated at cost. This change had no effect on net income but had the effect of reducing equity by $58 million for both fiscal 2000 and fiscal 1999.

    In fiscal 1999, we changed our accounting policies with respect to deferred taxation, the classification of liabilities from equity and minority interests and offsetting of financial assets and liabilities. These changes are as follows:

  •
  we began using the comprehensive method of calculating deferred taxation.

  •
  we decided to repay certain of our obligations in cash rather than through the delivery of shares. We therefore disclosed these obligations as debt or minority interests. Previously these obligations were disclosed as deferred equity.

  •
  we now disclose a subsidiary's redeemable preference stock as debt. Previously it was disclosed as minority interests.

  •
  we now only offset certain liabilities and collateral deposits if there is a legal right to do so and we intend to settle on a simultaneous basis.

    Data for prior fiscal years has been restated to reflect these changes in accounting policy.

    As a result of the above changes in accounting policy, the value and number of our reconciling items from South African GAAP to United States GAAP has been substantially reduced.

New Accounting Standards

    For a discussion of new South African and US accounting standards, see note 37 of our audited consolidated financial statements included elsewhere in this Annual Report.

United States GAAP Reconciliation

    Our audited consolidated financial statements are prepared in accordance with South African GAAP, which differs from United States GAAP in certain significant respects. A comparison of our results for the years ended September 2001, 2000 and 1999 under South African GAAP and after reflecting certain adjustments which would arise if United States GAAP were to be applied instead of South African GAAP, is shown below.

	Year Ended September
	2001 (audited)	2000 (audited)	1999 (audited)
	(US$ in million)
Net income:
South African GAAP	138	363	114
United States GAAP	153	374	143
Shareholders' equity:
South African GAAP	1,503	1,618	1,436
United States GAAP(1)	1,591	1,693	1,517

(1)
These amounts differ from amounts previously reported, as explained in note 37 to our audited consolidated financial statements included elsewhere in this Annual Report.

    As more fully described and quantified in note 37 to our audited consolidated financial statements included elsewhere in this Annual Report, the major differences between South African GAAP and United States GAAP relate to pre-commissioning expenses, pension programmes and post-retirement medical benefits, asset impairment and sale and leaseback transactions.

Other Items

Euro Conversion

    On January 1, 1999, eleven of the fifteen member countries (the "participating countries") of the European Union (i) established fixed conversion rates between their existing sovereign currencies (the "legacy currencies") and the Euro and (ii) adopted the Euro as their common legal currency (together, the "Euro Conversion"). On January 1, 2002, the Euro will be introduced in currency form (Euro banknotes and coins) and participating countries will commence to convert their local currency to Euro. The changeover period, during which both the Euro and national currencies will be used together—the so-called dual circulation—will take between four weeks and two months. It is anticipated that the bulk of cash transactions will be in Euro by 15 January 2002—only two weeks after "E-day", or Euro day. Participating countries will however have a long or indefinite period of time after January 2002 to exchange their national banknotes at counters of their national central banks.

    A significant portion of our European coated woodfree production capacity is located in four of the participating countries (Austria, Belgium, the Netherlands and Germany). In addition, approximately 80% of our total European production are sold to customers in the participating countries. Sappi Fine Paper Europe has adopted the following policies regarding invoicing and financial reporting with regard to the Euro Conversion: customers are now offered the choice of being invoiced in Euro or in their domestic currency with effect from January 1, 1999; all suppliers have been requested to invoice in Euro with effect from January 1, 1999; the Euro has been used for internal reporting purposes by our European businesses with effect from October 1, 1998; and the Euro will be used for main accounting purposes by European subsidiaries.

    As our European sales operations are currently involved in a significant volume of cross-border trading, relations between customers and sales personnel are not expected to be affected by the Euro Conversion. As the European Union has provided regulations for the conversion of contracts as a result of the Euro Conversion, and the rates between the legacy currencies and the Euro are fixed, it is not anticipated that any existing material contracts to which we are a party will be affected by the Euro Conversion. We do not have any derivatives or other financial instruments, which have been materially affected by the Euro conversion. We do not anticipate that the Euro Conversion will have any impact on the taxation status of our European operations.

Price Risks

    We operate in a highly cyclical industry, which has in the past resulted in substantial fluctuations in our results. The selling prices of the majority of products manufactured and purchase prices of many raw materials used generally fluctuate in line with commodity cycles. Other than maintaining a high level of pulp integration, no hedging techniques are applied. At present, we have a relatively high level of pulp integration on a Group-wide basis. However, in the event of significant increases in the prices of pulp or pulpwood, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins.

    The majority of our fine paper sales consist of sales to merchants. The pricing of products for merchant sales can generally be changed upon between 30 to 90 days advance notice to the merchant. Sales to converters may be subject to longer notice periods for price changes. Such notice periods generally would not exceed 6 to 12 months.

    In southern Africa, we have entered into longer-term fixed-price agreements of between 6 to 12 months duration for primarily packaging paper and newsprint sales with domestic customers. Such agreements accounted for less than 5% of consolidated sales during fiscal 2001. We have a market exposure risk if there is an increase in market prices for our products (to the extent that the increase results in an opportunity loss in gross margin) or an increase in market prices of our raw materials (to the extent we purchase these raw materials and that the increase results in a reduction of gross margins). As a result of the sale by Sappi Fine Paper North America of its timber interests in November 1998, Sappi Fine Paper North America has greater market exposure risk than in the past. See "Item 3—Risk Factors".

Environmental Matters

    We operate in an industry subject to extensive environmental regulations. Typically, we do not separately account for environmental operating expenses but do not anticipate any material expenditures related to such matters. We do separately account for environmental capital expenditures. See note 36 to our audited consolidated financial statements included elsewhere in this Annual Report for a discussion of these matters.

Research and Development, Patents and Licenses, etc.

    Our research and development efforts have principally focused on the improvement of product quality and production processes, in accordance with our research and development policies. We manage technology and research and development on a "centre of excellence" basis to take advantage of particular skills and to provide focus. We spent approximately $13 million, $15 million and $16 million on research and development activities during the years ended September 2001, September 2000 and September 1999, respectively.

North America

    Sappi Fine Paper North America has a long history of product innovation; for example, it developed both one- and two-sided coated paper.

    In addition, Sappi Fine Paper North America has a number of proprietary technologies, including the on-line finishing technology and its Ultracast® electron-beam technology. Sappi Fine Paper North America on-line finishing technology is used in its production of coated paper at Somerset and Muskegon. Sappi Fine Paper North America's Ultracast® technology is utilised in speciality papers such as release papers. Sappi Fine Paper North America plans to use this technology to develop a unique line of products to complement the current release products.

Europe

    Sappi Fine Paper Europe maintains research and development centres at its Maastricht and Gratkorn sites. These facilities work closely with S.D. Warren's research facility at Sappi Fine Paper North America in order to achieve efficiencies and ensure rapid implementation of improvements.

    Sappi Fine Paper Europe's research and development centres have concentrated on developing new paper qualities for the expansion and conversion projects at the Gratkorn and Maastricht mills. The research and development effort has developed coated woodfree paper of outstanding quality. The paper developed satisfies the demands of modern high performance printing machines, while maintaining a consistent quality and shading between the paper produced at the Gratkorn and Maastricht mills. The Maastricht research and development centre also has overseen the introduction of triple coating through the use of its triple blade coating concept. More recently, the research and development centres have concentrated on optimising product characteristics in relation to various types of paper machines at each mill, in order to improve efficiencies and quality of production. In 1990, the Alfeld mill became the first mill to produce coated woodfree paper using 100% totally chlorine-free (TCF) pulp.

Southern Africa

    Sappi Forest Products is our centre for developing technology related to plantation forestry, pulping, bleaching and related environmental technology and dissolving pulp technology. In the 1970s, we patented the Sapoxal oxygen bleaching process and licensed the technology in major pulp and paper manufacturing countries. This process facilitates the reduction or elimination of elemental chlorine in pulp bleaching. Oxygen bleaching has subsequently become an industry standard. We continue our research and development related to bleaching, and are currently involved in biotechnology research, which is being conducted in order to develop a more environmentally friendly pulping and bleaching process. One of the world's first ozone bleaching processes which eliminates elemental chlorine and sharply reduces other chlorine compounds was implemented at the Ngodwana mill. We are also a leader in technology aimed at reducing water consumption in pulp and paper mills. We are active in forestry research, particularly research related to the genetic improvement of plantation forests to maximise the yield of high quality pulp per hectare. Research on the modification of fibres to enhance characteristics for end products is also currently being conducted.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

    The Articles of Association of Sappi Limited provide that the Board of Directors (the "Board") must consist of not less than four nor more than twenty Directors at any time. The Board currently consists of fourteen Directors.

    The business address for all of the Directors is 48 Ameshoff Street, Braamfontein, Johannesburg 2001, Republic of South Africa. All of the Directors are South African citizens except for Monte Haymon and John Chalsty (United States citizens), Wolfgang Pfarl (an Austrian citizen), Klaas de Kluis (a Dutch citizen) and William Sheffield (a Canadian citizen).

Executive Directors

    Eugene van As (62), Executive Chairman. Eugene van As joined Sappi in 1977 as the Managing Director of Sappi Kraft (Pty) Limited. In 1978, he was appointed Group Managing Director and Chief Executive Officer, Sappi Limited, becoming Executive Chairman in 1991. He is also a director of the Council for Scientific and Industrial Research, Chairman of the African Self Help Association and Chairman of Business South Africa. He was appointed to the Board of Sappi Limited on January 21, 1977.

    Monte Roy Haymon (64), Bachelor of Science in Chemical Engineering, President and Chief Executive Officer of Sappi Fine Paper North America since October 1, 1995. Previously he had been President and Chief Operating Officer of Ply-Gem Industries and, for thirteen years, President and Chief Executive Officer of Packaging Corporation of America, a division of Tenneco, Inc. He was appointed to the Board of Sappi Limited on October 10, 1995.

    John Leonard Job (56), B.Sc. Hons (Rand), Ph.D. (McGill), Executive Director and Chairman of Sappi SA Business. He joined Sappi in July 1999 and was appointed to the Board on August 1, 1999. He has 25 years experience in the chemical industry and was the former Chief Executive Officer of Sentrachem, which was acquired by Dow Chemical in 1997. He is a director of the National Research Foundation of South Africa.

    Wolfgang Pfarl (57), Dipl. Kfm., Chief Executive Officer of Sappi Fine Paper Europe. He was appointed to his present position with the completion in December 1997 of Sappi's acquisition of KNP Leykam. In 1989, he was appointed Chairman of the Executive Board of Leykam-Mürztaler and became Executive Chairman of KNP Leykam after the merger in 1993 of the fine paper production activities of N.V. Koninklijke KNP BT (now Buhrmann NV) and the Austrian paper producer Leykam-Mürztaler. He was appointed to the Board of Sappi Limited on December 31, 1997.

    William Herbert Sheffield (53), B.Sc. Hons (Chemistry) (Carleton), MBA (McMaster), Chief Executive of Sappi Fine Paper plc. Prior to joining Sappi in May 2001, he spent 13 years in the newsprint business with Abitibi-Consolidated, most recently managing Abitibi's international business. He was a founding board member of Pan Asia Paper, the Asian newsprint joint venture based in Singapore. Previous positions include logistics, marketing, operating, and a 17 year career in the North American steel sector. He is a Canadian citizen and currently resides in London.

    Donald Gert Wilson (44), B. Com. CTA, Chartered Accountant (South Africa), Executive Director-Finance of Sappi Limited. He joined Sappi in April 1999 and was appointed to the Board on May 27, 1999. He has held various executive financial positions in the Barloworld Group, a South African based international industrial corporation, mainly within their Caterpillar earthmoving division.

    The Executive Directors are the Executive Officers of Sappi.

Non-Executive Directors

    David Charles Brink (62), M.Sc. Eng. (Mining), D.Com. (hc). He is currently the Chairman of Murray and Roberts Holdings Limited, Deputy Chairman of ABSA Group Limited and of ABSA Bank Limited, Chairman of Unitrans Limited, a director of BHP Billiton plc and of BHP Billiton Ltd., a director of Sanlam Limited and serves on the board of a number of other South African companies. He was appointed a non-executive Director of Sappi Limited on March 8, 1994 and is currently Chairman of the Human Resources Committee and a member of the Nomination Committee of the Board of Directors of Sappi Limited.

    Thomas Louw de Beer (66), Chartered Accountant (South Africa). He was appointed Chief Executive, Finance, of General Mining and Finance Corporation Limited in 1978 and as financial director of Gencor Limited in 1983, in which capacity he remained until Gencor's unbundling in 1993. He is currently Chairman of Genbel South Africa Ltd. He is also a director of Genbel Securities Ltd., Gensec Bank Limited and Iscor Limited. He is a member of the Audit Committee and the Human Resources Committee of the Board of Directors of Sappi Limited and Chairman of the Audit Committee of Sappi Forest Products and Sappi Fine Paper South Africa. He was appointed a non-executive Director of Sappi Limited on February 28, 1981.

    John Steele Chalsty (68), B.Sc. Hons (Wits), M.Sc. (Wits), MBA (Harvard). He is Senior Adviser to Credit Suisse First Boston, the international investment bank. He previously served as the Chairman of the board of directors and former Chief Executive Officer of Donaldson, Lufkin and Jenrette Inc. and as Vice Chairman of the New York Stock Exchange, Inc. He is a member of the Board of Directors of AXA Financial Inc., Occidental Petroleum Company, Metromedia and Creditex. He was appointed to the Board of Directors of Sappi Limited on August 1, 1998. He is a member of the Audit Committee of the Board of Directors of Sappi Limited and Chairman of the Audit Committee of Sappi Fine Paper North America.

    William Edward Hewitt (66), Chartered Accountant (South Africa) A.C.M.A. He qualified as a chartered accountant in 1957. He has held executive financial positions in the motor, steel, transportation and retailing sectors and was Group Financial Director, Toyota (South Africa) until 1987. He was appointed Executive Director-Finance of Sappi Limited in 1987, a position he held until his retirement on May 31, 1999, and was appointed to the Board of Sappi Limited on September 1, 1987. He continues to serve as a non-executive Director of Sappi Limited.

    Derek Nigel Anthony Hunt-Davis (65), Chartered Accountant (South Africa). He retired as an Executive Director of Sankorp Ltd. in 1994. He served as Chief Accountant and Chief Financial Officer of the Industrial Development Corporation prior to becoming Group Financial Director of the Premier Group Ltd in 1982. He was appointed a non-executive Director of Sappi Limited on February 19, 1990 and is currently Chairman of the Audit Committee and of the Nomination Committee of the Board of Directors of Sappi Limited.

    Klaas de Kluis (65). From January 7, 1998 until July 27, 1998, he acted as Chairman of the Executive Board of N.V. Koninklijke KNP BT (now Buhrmann NV). He held the position of Vice Chairman of the Executive Board of N.V. Koninklijke KNP BT from March 1993 to April 1996. Presently he is a member of the Supervisory Board of Buhrmann NV as well as a number of public and private companies in the Netherlands. He is a member of the Audit Committee of the Board of Directors of Sappi Limited and Chairman of the Audit Committee of Sappi Fine Paper Europe. He was appointed to the Board of Sappi Limited on January 13, 1998.

    Kenneth Richard Lechmere-Oertel (61), B.Sc. Chemical Engineering. After having worked in various capacities with Wiggins Teape and the Lion Match Group, he joined Sappi as Managing Director, Sappi Fine Paper South Africa in 1978, was appointed as an Executive Director of Sappi in 1981 and was appointed to the Board of Sappi Limited on March 6, 1981. In 1992, he was appointed Executive Director,

Sappi with particular responsibility for special projects. He retired as an Executive Director in 1996, but continues to serve as a non-executive Director of Sappi Limited.

    Franklin Abraham Sonn (62). Originally a graduate of the University of the Western Cape and UNISA, he subsequently received nine doctoral qualifications in law, education, humanities and philosophy from various institutions in Europe, North America and South Africa. He was the South African Ambassador to the United States from 1995 to 1998. Prior to this position, he was a board member of seven major South African banks and businesses and he currently serves on the board of a number of South African companies. He was appointed to the Board of Sappi Limited on July 1, 1999.

    Andries Gert Johannes Vlok (66), B.Sc., Hons B (B&A). He spent virtually the whole of his career with Sappi, joining as a Technical Assistant in 1962. He progressed through various positions within Sappi including Mill Manager and Managing Director of subsidiary companies and was appointed Technical Director in 1988. He was appointed a Director of Sappi on February 15, 1983. He retired as an Executive Director in December 1998, but continues to serve as a non-executive Director of Sappi Limited.

Compensation

    In fiscal 2001, the total aggregate remuneration paid or accrued, to the Directors and Executive Officers of Sappi Limited was $4.0 million, of which the amount paid or accrued to the Executive Directors was $3.8 million and to the non-executive Directors was $0.2 million. Of such aggregate total, $0.2 million consisted of pension contributions to the Executive Directors.

    Directors and Executive Officers of Sappi Limited owned beneficial interests, directly or indirectly, in 678,276 ordinary shares as of November 30, 2001, excluding 267,000 Share Options and 706,000 Allocation Shares issued under the Sappi Limited Share Incentive Scheme, or less than 1% of the outstanding shares.

    Non-executive Directors are paid fees pursuant to the Articles of Association of Sappi Limited, which provide that, at the discretion of the Board, there may in each year be paid out of the funds of Sappi Limited to and divided among the Directors who have held office during the year in respect of which the remuneration is to be paid, a sum, by way of remuneration, not exceeding R3 million.

Board Practices

    At every annual general meeting of Sappi Limited, as near as possible to, but not less than, one third of the Directors are required to retire from office but are eligible for re-election. The Directors to retire are those who have been longest in office since their last election, or as between Directors who have been in office for an equal length of time since their last election, in absence of agreement, determined by lot. In addition, the appointment of any Director appointed since the last annual general meeting will require to be confirmed, failing which the appointment will cease.

    Our Executive Chairman, Eugene van As, has announced his intention to retire in 2002. The Board has decided to split the role of Chairman and Chief Executive Officer. The Board will evaluate both external and internal candidates for the Chief Executive Officer position to ensure that the best person is appointed to lead us. The Board has asked Eugene van As to continue in the role of non-executive Chairman of the Board after the new Chief Executive Officer is appointed and he has agreed to do so. The Board expects to be able to make a further announcement in connection with the appointment of a new Chief Executive Officer towards the middle of 2002. The length of the term of office of Eugene van As as a

Director is determined by the Board; the Board has not specified the length of his term. The following table sets forth the terms of office of the other Directors.

Name	Start of Term	Latest date of end of term
Monte Roy Haymon	2001	2004
John Leonard Job	2000	2003
Wolfgang Pfarl	2001	2004
William Herbert Sheffield	2001	2004
Donald Gert Wilson	2000	2003
David Charles Brink	2000	2003
Thomas Louw de Beer	2001	2004
John Steele Chalsty	2001	2004
William Edward Hewitt	2000	2003
Derek Nigel Anthony Hunt-Davis	2000	2003
Klaas de Kluis	2000	2003
Kenneth Richard Lechmere-Oertel	2000	2003
Franklin Abraham Sonn	2000	2003
Andries Gert Johannes Vlok	2001	2004

    No retirement or other benefits arise from the retirement of Directors by rotation or on termination for any other reason.

Audit Committee

    An audit committee of the Board was established in 1984. It assists the Board to discharge its responsibilities to safeguard the Group's assets, maintain adequate accounting records and develop and maintain effective systems of internal financial control. It also oversees the financial reporting process and is concerned with compliance with accounting policies, group policies, legal requirements and internal controls within the Group. It interacts with and evaluates the effectiveness of the external and internal audit process and reviews compliance with the Group's code of ethics.

    The audit committee consists of five independent non-executive Directors of the Board (Derek Nigel Anthony Hunt-Davis (Chairman), Thomas Louw de Beer, John Steele Chalsty, Klaas de Kluis and Kenneth Richard Lechmere-Oertel) and is regulated by a specific mandate from the Board. The adequacy of the mandate is reviewed and reassessed annually. The audit committee meets with senior management, which includes the Executive Chairman of the Board and the Executive Director—Finance, at least four times a year. The external and internal auditors attend these meetings and have unrestricted access to the committee and its chairman.

    Subsidiary company audit committees exist in all major regions. These committees have a mandate from the Group's audit committee, to whom they report on a regular basis.

Human Resources Committee

    The human resources committee, which consists of two non-executive Directors (David Charles Brink (Chairman) and Thomas Louw de Beer) and the Executive Chairman of the Group, is constituted as a subcommittee of the Board and operates within the mandate set by the Board. The responsibilities of the committee are, among other things, to determine human resource policy and strategy as well as the remuneration and incentives in respect of those executives reporting directly to the Executive Chairman. The remuneration of the Executive Chairman is determined by the non-executive Directors of this committee.

Employees

    The following table sets forth the number of employees as at the close of each fiscal year ended September.

	2001	2000	1999
Sappi Fine Paper
North America	2,860	3,311	3,314
Europe	5,844	5,960	5,988
Southern Africa	2,009	2,105	2,085
Sappi Forest Products	7,231	7,646	8,612
Sappi Trading	157	154	142
Corporate Office	130	100	104

Total	18,231	19,276	20,245

North America

    At the end of September 2001, Sappi Fine Paper North America had 2,860 employees. In May 2001, we announced our exit from the uncoated paper business and closure of our paper mill in Mobile, Alabama. Approximately 500 employees, both salaried and hourly, were affected by the closure. Additionally, corporate restructuring at our headquarters in Boston and at various other sales and corporate offices resulted in approximately 100 positions being eliminated at the beginning of fiscal 2002. This corporate restructuring results from the closure of the mill in Mobile. In April 1999, we announced the closure of our pulp mill in Westbrook, Maine. We would have had to spend approximately $50 million to bring the pulp mill in compliance with new US environmental regulations by 2001. The pulp mill and paper machine were closed in June 1999. Approximately 315 employees, both salaried and hourly, were effected by the closure.

    Approximately 65% of employees are represented by six international unions under ten different contracts. The current labour contracts for Somerset, Muskegon and Westbrook expire in 2003, 2004 and 2002, respectively. Sappi Fine Paper North America has experienced no work stoppage in the United States in the past ten years and believes that its relationship with its employees is satisfactory.

Europe

    Sappi Fine Paper Europe employed 5,844 people at the end of September 2001. A substantial number of Sappi Fine Paper Europe employees are represented by trade unions.

    In Germany, labour relations have been stable. There have been no strikes in either of the mills since the 1960s. Over the last several, years there has been a considerable reduction in the number of employees, in cooperation with the work council in each relevant mill.

    Sappi Fine Paper Europe is subject to industry-wide collective agreements which are in place with trade unions in Germany, Austria and Belgium and which relate to its employees in each of the relevant mills. Labour relations at all mills in those countries have been stable. Labour relations have also been stable at our mills in the Netherlands and in the United Kingdom, where Sappi Fine Paper Europe has entered into agreements with trade unions in each of these countries.

    In addition to trade unions, Sappi Fine Paper Europe also consults with various local, national and European work councils. These work councils serve primarily in an advisory role. However, under certain circumstances, Sappi Fine Paper Europe may be required to consult with one or more of the work councils before proceeding with a course of action. Furthermore, Sappi Fine Paper Europe is obligated to keep the work councils apprised of activities that affect the Sappi Fine Paper Europe workforce.

    In 2001, the Nijmegen mill closed its converting centre, which resulted in a reduction of 46 employees. In addition to the reduction in employee numbers at the Blackburn mill in May 2000 when Sappi sold the Astralux brand of cast coating papers, there has been a further reduction of 17 employees during 2001, largely due to ongoing reductions in white-collar positions and departmental restructuring.

    Sappi Fine Paper Europe implemented a restructuring plan begun by KNP Leykam's management during 1996 and 1997 at its mills in Austria, the Netherlands and Belgium. This plan, together with subsequent initiatives to exploit synergies within the merged operations of KNP Leykam and Sappi Fine Paper Europe, have resulted in a reduction of 1,427 employees since the plan's commencement in 1996. In 1999, additional restructuring plans were announced for the Maastricht and Blackburn mills. During fiscal 2000, 51 and 60 employees in the Maastricht and Blackburn mills, respectively, were affected.

    For Austria, this period of restructuring ended in December 2000. The restructuring of Gratkorn mill with the start up of PM 11 and the close down of 4 older paper machines together with some additional cost saving programmes led to a reduction of approximately 600 employees, in the period from 1996 to 2000. Challenges in the market which led to regular commercial standstills were managed by way of special agreements with the works council for flexible working time and temporary reduction in the use of external personnel and holiday workers.

    After some years of cost cutting, we are now able to focus on management and people development. The 1st Sappi Academy, incorporating a management trainee programme and a succession planning process have been implemented.

Southern Africa

    Sappi employed 9,527 people in southern Africa at the end of September 2001. Of this total, Sappi Fine Paper and Sappi Forest Products employed 2,009 and 7,231 people, respectively, with the balance being employed by Corporate and Sappi Trading. Approximately 55% of these employees are members of trade unions of which the Chemical, Energy, Paper, Printing, Wood and Allied Workers Union is the largest. This union is the result of the merger in February 1999 of the Chemical Workers Industrial Union and the Pulp, Paper, Wood and Allied Workers Union. The reduction in employee numbers in Sappi Forest Products over the last three years is due to a combination of factors. The selling of non-core assets, namely Novobord and the mining timber division, affected 208 and 425 employees respectively. Outsourcing of various forestry operations, coupled with retrenchments in the forestry sector and at certain of our Kraft mills, largely accounts for the balance.

    There has been large-scale unionisation of forestry industry employees in South Africa in recent years. We believe that we generally have had satisfactory relations with the trade unions operating at our southern Africa mills despite experiencing industry-wide wage related strikes of limited duration. During July and August 2001, the pulp and paper industry experienced a 5-day industry-wide strike as a result of a wage dispute, while the sawmills experienced a 25-day industry-wide strike. From January 26, 2000 to February 7, 2000, our Stanger mill experienced a 13-day strike as a result of a wage dispute. During September 2000 and November 2000, our Usutu mill in Swaziland experienced a 4-day strike. The strike was not caused by trade union activity, but as a result of a national dispute with the Swaziland government on political reforms in that country. We are currently looking at restructuring our Usutu mill, which may result in the layoff of approximately 600 employees. Negotiations regarding these proposed layoffs with the trade union representing our employees at our Usutu mill are ongoing.

    A new Labour Relations Act was adopted by the South African Parliament in 1996 and has been implemented. The Labour Relations Act contains provisions that have substantially enhanced the rights of employees. For example, it guarantees employees the right to strike, the right to picket and the right to participate in secondary strikes in certain prescribed circumstances.

    In addition, in October 1998, the South African Parliament adopted the Employment Equity Act (Act 55 of 1998). The Employment Equity Act requires designated employers, including employers who employ 50 or more employees, to implement affirmative action measures designed to ensure that suitably qualified persons from previously disadvantaged groups have equal employment opportunities and are equitably represented in the workforce of the designated employers. A failure to comply with the employment equity obligations in the Act may lead to the imposition of monetary fines for contraventions of certain provisions of the Employment Equity Act with the maximum fine that may be imposed ranging from R500,000 for a first offence to R900,000 where there have been four previous contraventions of the same provision during the preceding three years. The provisions of the Employment Equity Act which pertain to the prohibition of unfair discrimination, the monitoring by employees and trade union representatives of compliance with the Act, the institution of legal proceedings concerning contraventions of the Act, the protection of employee rights and the formulation of codes of good practice and regulations pertaining to the Act were implemented on August 9, 1999. The implementation of the balance of the Act, dealing primarily with affirmative action measures, commenced on December 1, 1999. As required by the Act, Sappi drafted employment equity plans after consultation with representative employee forums and submitted the prescribed reports to the Department of Labour during May 2000.

    In December 1998, the Basic Conditions of Employment Act came into force. This Act provides for certain minimum labour standards for employees in lower and lower to middle income brackets. In particular, it provides for a reduction of the maximum ordinary hours of work and an increase in the rate of pay for overtime.

    The Skills Development Act (No. 97 of 1998), which came into force on September 10, 1999, provides an institutional framework to devise and implement workplace strategies in order to develop and improve the skills of the South African workforce. The financing of skills development is promulgated by means of a levy grant scheme under the Skills Development Levies Act (No. 9 of 1999). The Skills Development Levies Act, which came into force on September 1, 1999, provides for the imposition of a skills development levy on all employers, except for small employers determined according to specified criteria, with effect from April 1, 2000 at a rate of 0.5% of the total amount of remuneration paid or payable by an employer to its employees during any month. From April 1, 2001, the skills development levy was levied at a rate of 1% of such amount.

Share Ownership

The Sappi Limited Share Incentive Scheme

    We have offered a share purchase scheme to eligible Officers and employees since 1979. During March 1997, The Sappi Limited Share Incentive Scheme, as amended from time to time (the "Share Incentive Scheme"), was adopted at the Annual General Meeting of Sappi Limited. Under the Share Incentive Scheme, Officers or other employees of Sappi, its subsidiaries and other entities controlled or jointly controlled by Sappi selected by the Sappi Board of Directors are offered the opportunity to acquire shares ("Scheme Shares"), options to acquire shares ("Share Options") or rights and options to enter into agreements with Sappi Limited or the Sappi Limited Share Incentive Trust to acquire shares ("Allocation Shares"). Participants may also be given the opportunity to acquire a combination of Scheme Shares, Share Options and Allocation Shares. For a detailed description of the Share Incentive Scheme and recent amendments thereto, see note 31 to our audited consolidated financial statements included elsewhere in this Annual Report.

    As of November 30, 2001, the Directors and Executive Officers of Sappi had been granted an aggregate of 267,000 Share Options and 706,000 Allocation Shares. None of the Directors or Executive Officers of Sappi holds more than 1% of our issued share capital.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

    The following table sets forth certain information with respect to the ownership of the ordinary shares, R1.00 par value, of Sappi Limited by the shareholders of record of Sappi Limited as of November 15, 2001, holding 5% or more of the outstanding ordinary shares.

Name of Registered Holder	Number of Shares	Percentage
Standard Bank Nominees (Transvaal) (Proprietary) Limited(1)	141,806,262	61.7
Nedcor Bank Nominees Limited(2)	26,402,192	11.5
Industrial Development Corporation of South Africa Limited	19,804,620	8.6
First National Nominees (Proprietary) Limited(3)	15,024,775	6.5
All Directors and Executive Officers as a Group(4)	1,633,226	0.7

(1)
Standard Bank Nominees (Transvaal) (Proprietary) Limited has advised us that it holds shares for numerous clients. Standard Bank Nominees held 31.9% of our shares as of September 30, 1998.
(2)
Nedcor Bank Nominees Limited has advised us that it holds shares for numerous clients. Nedcor Bank Nominees Limited held 9.5% of our shares as of September 30, 1998.
(3)
First National Nominees (Proprietary) Limited has advised us that it holds shares for numerous clients.
(4)
Includes shares issuable upon exercise of options granted under Sappi's Share Incentive Scheme. See "Item 6—Directors, Senior Management and Employees—Compensation".

    In addition to the changes in the ownership percentages held by our major shareholders disclosed in the footnotes to the table above, KNP BT Beteiligungen Deutschland GmbH (now Buhrmann International BV) held 19.9% of our shares as of September 30, 1998 and holds 0% as of November 15, 2001, and CMB Nominees (Proprietary) Limited held 8.6% of our shares as of September 30, 1998 and holds 3.3% as of November 15, 2001.

    The authorised share capital of Sappi Limited consists of 325,000,000 shares. As of October 31, 2001, the issued share capital consisted of 239,071,892 shares. Due to shares bought back and being held in a subsidiary company, the issued share capital was reduced to 229,959,813 as October 31, 2001. It is common in South Africa for shares to be held through nominees. As of October 31, 2001, the four largest shareholders of record (three of which are nominees) owned approximately 88.3% of the shares. Two of the fifteen members of the Board of Directors of Sappi are affiliated with those shareholders of record. We believe that, as of October 31, 2001 and based on registered addresses and disclosure by nominee companies, 46% of our shares were held beneficially in North America, 36% of our shares were held beneficially in South Africa and 15% of our shares were held beneficially in Europe and elsewhere.

    On October 31, 2001, there were approximately 45 registered holders (including nominees) of ADSs and 55 registered holders of shares in the United States. At that date, there were 39,801,937 ADSs and 13,516 shares (totalling 39,815,453 shares) registered in the name of holders with registered addresses in the United States (representing approximately 17.3% of the then outstanding shares). We believe, however, that more than 40% of our shares are owned beneficially by US holders.

    The Companies Act was recently amended to disclose a beneficial ownership interest in the outstanding shares of a company. See "Item 10—Additional Information—Memorandum and Articles of Association—Disclosure of Interest in Shares" for more information. We authorised Cazenove South Africa (Pty) Limited to conduct a quarterly investigation into the beneficial ownership of Sappi Limited. All beneficial holdings were investigated to determine whether there are any shareholders which hold 5% or more of our shares. As a result of these investigations, we have ascertained that some of the shares registered in the names of the nominee holders are managed by various fund managers and that, as of

October 31, 2001, the following fund managers were responsible for 5% or more of the issued share capital of Sappi Limited.

Name of Fund Manager	Number of Shares Managed	Percentage
Capital Group Companies Inc.	17,521,800	7.6
RMB Asset Management	14,305,515	6.2
Highfields Capital Management	13,207,517	5.7

    Under South African law, there is no obligation on the part of shareholders of Sappi Limited to disclose to Sappi Limited arrangements or understandings that may exist between or among them with respect to the holding or voting of shares unless such arrangement or understanding constitutes an affected transaction under the Securities Regulation Code on Takeovers and Mergers. An "affected transaction" means, among other things, any transaction which has or will have the effect of vesting control of any company in any person or two or more persons acting in concert in whom control did not vest prior to such transaction or scheme. Control is defined with reference to a specified percentage, which is currently 35% of the entire issued share capital of a company. The major shareholders have no special voting rights.

Related Party Transactions

    For information on related party transactions, see note 34 to our audited consolidated financial statements contained elsewhere in this Annual Report.

ITEM 8.  FINANCIAL INFORMATION

Consolidated Financial Statements

    See "Item 18—Financial Statements" and the F-pages for the Report of the Independent Auditors.

Other Financial Information

Legal Proceedings

    Sappi becomes involved from time to time in various claims and lawsuits incidental to the ordinary course of its business. Sappi is not currently involved in legal proceedings which, either individually or in the aggregate, are expected to have a material adverse effect on our business, assets or properties.

    In April 2000, the Lemelson Medical, Educational and Research Foundation, Limited Partnership ("Lemelson") filed a lawsuit against Sappi and over 70 other companies in the United States Court for the District of Arizona. The lawsuit alleges that the defendants have infringed upon various machine vision and automatic identification patents held by Lemelson. Lemelson seeks to enjoin the defendants from further alleged acts of infringement and to collect unspecified damages. Sappi was formally served with a summons with respect to this lawsuit in September 2000. Lemelson has offered to license the patents alleged to be infringed to the defendants, and, based on our understanding of the terms that Lemelson has made available to other licensees, we believe that obtaining the same or similar terms would not have an material adverse effect upon our operating results or financial condition. However there can be no assurance either that, if sought, Sappi would be offered similar terms to those made available to other licensees, or that, if defended, this matter will not have a material adverse effect on our operating results or financial position.

    In April 2000, 18 individuals filed a lawsuit against our subsidiary, S.D. Warren, Kimberley-Clark Corporation and several other defendants in Somerset County Court, Maine. The plaintiffs allege that they suffered personal injury as a result of hazardous waste from various sources, which was allegedly transported to and stored at a local landfill during the period from 1976 through 1986. Under the terms of Sappi's purchase of S.D. Warren from Scott Paper Company in 1994, S.D. Warren is indemnified for monitoring, clean-up and any other costs relating to or arising out of the affected landfill. While S.D. Warren does not believe that the lawsuit will have a material adverse effect on its operating results or financial position, including because of the possibility that S.D. Warren is indemnified for this matter, there can be no assurance that this will be the case. The lawsuit is proceeding and the parties are currently at the discovery stage.

    In February 1995, the South African Competition Board announced that it was undertaking an investigation under the South African Maintenance and Promotion of Competition Act to determine whether any restrictive practice or monopoly exists in the manufacturing and marketing of paper and paper products in South Africa. The investigation remained in abatement over the last four years and was discontinued in April 1999. As of November 2001, we had not been notified of any new investigation under the new regulatory regime.

    In November 2001, the South African Competition Commission (which investigates competition complaints) referred a complaint by Papercor CC to the South African Competition Tribunal recommending that the Tribunal: find that Sappi Fine Paper South Africa contravened the South African anti-trust legislation in that it had required payment of a contribution towards its legal costs incurred in prior proceedings before the Competition Tribunal between Papercor CC and Sappi Fine Paper South Africa, as a condition to supplying paper products, in respect of which it is dominant in the relevant market, to Papercor CC; and impose an administrative fine of 10% of the annual turnover of Sappi Fine Paper South Africa from September 1, 1999 until the date on which the Tribunal makes its order (which is the maximum statutory fine). Although we do not believe that this complaint will result in a material adverse effect on our business, an adverse finding could result in an administrative fine.

    The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. This process is expected to continue for many years. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. We have been informed that a number of claims filed under the Act relate to parts of land on which our Ngodwana mill is situated and to forests surrounding the mill. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues. We have not been formally notified of any other major land restitution claims. Only one formal land claim has been made in respect of a portion of property in Lower Umfolozi, Zululand, which claim is still under investigation by the Regional Land Claims Commissioner.

    The European Commission addressed a Statement of Objections to, among numerous other parties, Leykam-Mürztaler AG. The European Commission's objections concern alleged market sharing and pricing agreements relating to the sale of newsprint paper in the European Union during the period from January 1, 1994 to June 30, 1995, which was prior to our acquisition of the KNP Leykam companies in December 1997 and relates to a business we did not purchase. The European Commission has not indicated what remedial action it may take; however, it has the power to impose, among other things, substantial fines. Under our agreement with KNP BT (now Buhrmann NV) for the acquisition of KNP Leykam, Buhrmann NV has the sole right to conduct the defence against the European Commission's Objections. A Reply to the Statement of Objections was submitted to the European Commission on August 31, 1999 and Oral Hearings were held between September 27 and 29, 1999. The European Commission's decision is still pending.

    We have agreed with Buhrmann NV that our exposure with respect to any fines imposed by the European Commission will be limited to NLG14 million. In addition, in the event our total claims, including any fines, under the indemnification provisions of the KNP Leykam acquisition agreement exceed NLG25 million, Buhrmann NV will be under an obligation to indemnify us in full for our claims.

    In July 2000, the European Commission addressed a Statement of Objections to Sappi and sixteen other manufacturers of carbonless paper, alleging anti-competitive conduct in the European carbonless paper sector between January 1992 and March 1997. We co-operated fully with the European Commission in its investigations. The European Commission decided on December 20, 2001 that eleven companies infringed Article 81(1) of the EC Treaty and Article 53(1) of the EEA Agreement by participating in a complex of agreements and concerted practices in the sector of carbonless paper from January 1992 until September 1995. No fine was imposed on Sappi Limited.

Dividend Policy

    During May 1998, Sappi Limited announced that its Board of Directors had decided that in view of past volatility in the pulp and paper markets, dividends would in the future only be considered on an annual basis.

    Prior to fiscal 2000, it was our policy to declare cash dividends in Rand. It is now our policy to declare cash dividends in US dollars. We declared a dividend (number 78) of 26 US cents for fiscal 2001. South African shareholders will be paid the Rand equivalent of the US dollar denominated declaration.

    The current dividend policy of Sappi Limited is to provide dividend payments which incorporate, over time, real growth for shareholders by providing dividend payments varying in line with changes in the business cycle but maintaining a long-term average dividend "cover" of three times. (Dividend cover is calculated by dividing earnings per share by dividends per share. A dividend cover of three times therefore means a dividend pay out ratio of approximately 33% of net income.)

    In accordance with South African company law, dividends may be declared only out of accumulated or current profits. Holders of American Depositary Receipts (ADRs) on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the Deposit Agreement among us, The Bank of New York and the ADR holders (the "Deposit Agreement"). There is no restriction under South African exchange control regulations on the free transferability of cash dividends to non-resident shareholders or ADS holders. See "Item 10—Additional Information—Exchange Controls".

    South African companies pay Secondary Tax on Companies at the flat rate of 12.5% in respect of the amount of dividends declared by the company less all dividends which accrue to the company during its relevant "dividend cycle". See "Item 10—Additional Information—Taxation".

Significant Changes

    Except as otherwise disclosed in this Annual Report, there has occurred no significant change in our financial position since September 30, 2001.

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

    The table below sets forth, for the periods indicated, the high and low prices and the volume of trading activity in the shares on the JSE, as reported by the JSE, and the high and low prices and the volume of trading activity in the ADSs on the New York Stock Exchange ("NYSE"), as reported by the NYSE.

	Shares			ADSs
	High	Low	Trading Volume	High	Low	Trading Volume
	(SA cents per share)		(in millions)	($ per ADS)		(in millions)
Annual highs and lows
Fiscal 2001	8,700	4,380	240.1	10.37	5.75	51.64
Fiscal 2000	7,000	3,800	160.3	11.75	6.06	34.43
Fiscal 1999	6,450	1,800	134.5	10.44	3.22	3.00
Fiscal 1998	3,800	1,800	84.2	—	—	—
Fiscal 1997	4,950	3,200	53.1	—	—	—
Quarterly highs and lows
2001
First quarter	5,500	4,380	67.2	7.56	5.75	6.44
Second quarter	7,500	5,100	85.5	9.73	6.75	13.56
Third quarter	8,100	6,310	42.5	10.37	7.92	15.76
Fourth quarter	8,700	6,200	44.5	10.36	7.57	15.88
2000
First quarter	6,450	4,780	43.7	11.31	7.00	11.15
Second quarter	7,000	3,800	45.3	11.75	6.38	9.72
Third quarter	6,000	4,050	30.2	8.63	6.06	8.56
Fourth quarter	6,500	4,900	40.5	8.94	6.81	5.00
1999
First quarter	2,900	1,800	15.0	4.75	3.56	0.47
Second quarter	2,850	1,895	29.4	4.53	3.22	0.67
Third quarter	4,480	2,575	46.0	7.38	4.19	0.92
Fourth quarter	6,450	4,410	44.0	10.44	7.59	0.94
Monthly highs and lows
2001
June	8,100	6,820	18.2	10.07	8.63	7.98
July	7,730	6,700	16.4	9.49	8.40	6.08
August	8,700	7,400	16.2	10.36	9.22	5.74
September	8,650	6,200	11.9	10.21	7.57	4.06
October	9,010	7,650	11.3	9.59	8.40	3.26
November	10,900	8,000	14.3	10.35	8.80	3.29

    On December 14, 2001, the closing price for our shares on the JSE was 12,000 SA cents per share and the closing price of the ADSs on the NYSE was $10.00 per ADS.

Markets

    The principal market for the ordinary shares of Sappi Limited is the JSE. The ordinary shares of Sappi Limited are also listed on the London Stock Exchange and the Frankfurt Stock Exchange. In

February 2000, we announced our decision to delist our shares from the Paris Bourse with effect from March 29, 2000. This decision was based on the low volume of shares traded, the cost of maintaining the listing and the additional reporting standards required by the Bourse. On November 5, 1998, ADRs evidencing ADSs of Sappi Limited commenced trading on the NYSE under the symbol "SPP". The Bank of New York serves as depositary ("the Depositary") with respect to the ADSs. Prior to the commencement of trading of the ADSs on the NYSE, our ordinary shares were traded in the United States in the over-the-counter market pursuant to a sponsored unrestricted American Depositary Receipt facility established in 1994. Price data relating to that trading is not considered meaningful and has not been included in this Annual Report.

    On October 26, 1999, Sappi and The Bank of New York amended the Deposit Agreement to change, with effect from October 27, 1999, the number of ordinary shares represented by each ADS from 10 ordinary shares per ADS to 1 ordinary share per ADS. The prices for ADSs set forth in the following paragraphs and the table above reflect this change.

    Prior to our global equity offering, which was completed on November 22, 1999, trading of the ADSs on the NYSE had been sporadic with the volumes traded varying between zero and 231,000 ADSs per day. Since that offering, trading of the ADSs has increased substantially. The ADS price has reached a high of $11.75 and a low of $3.22 since trading commenced. On some days, trading volume in ADSs on the NYSE has exceeded the volume traded on the JSE.

    Sappi is included in the Morgan Stanley Capital International emerging market index.

The JSE Securities Exchange South Africa

    The JSE was formed in 1887 and provides facilities for the buying and selling of a wide range of securities, including equity, corporate debt securities, warrants in respect of securities, as well as Krugerrands. The JSE is a self-regulatory organisation operating under the supervision of the Ministry of Finance, through the Financial Services Board and its representative, the Registrar of Stock Exchanges.

    The market capitalisation of South African equity securities was approximately $144.7 billion as at October 31, 2001. The actual float available for public trading is significantly smaller than the aggregate market capitalisation because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalisation) has risen to 35.7% for the period from January to October 2001. Trading is concentrated in a growing, but small number of companies. As of the end of October 2001, there were 467 listed companies on the JSE.

    The three main indices charting the performance of the JSE as a whole and of composite sectors are the All Share Index, the Financial and Industrial Index and the Resources Index. As of the end of October 2001, the All Share Index included 467 companies and accounted for 100% of the market capitalisation of the JSE, and the Financial and Industrial Index and the Resources Index included 323 and 59 companies, respectively, and accounted for approximately 58% and 39%, respectively, of the JSE total market capitalisation.

    The JSE is currently implementing electronic settlement in the South African market. This initiative, which aims to bring South Africa in line with international practices, is known as STRATE (Share Transactions Totally Electronic), and oversees the dematerialisation of JSE traded securities into a Central Securities Depository operated by STRATE Limited. Under STRATE, settlement will initially be on a contractual, rolling basis with settlement five days after each trade (T+5), eventually moving to settlement three days after each trade (T+3) and possibly one day after each trade (T+1) in the longer term.

    In the interim, and until the last basket of stocks has commenced trading for electronic settlement (anticipated in January 2002), trades in counters not yet dematerialised will continue to be settled physically through the Equity Clearing House operated by the JSE (ECH). In the physical settlement process trades between stockbrokers are settled through the ECH on a daily basis from Tuesday to Friday, with the settlement week commencing on the Tuesday of the week following the week in which the trade was dealt. Purchasers of securities must pay their stockbroker for the securities on offer of delivery by the broker or, if delivery is not tendered, within seven business days after the trade date, unless the purchaser has net assets in excess of R10 million or settles through a bank in which case they are only required to pay on offer of delivery by the broker. Securities are allocated to the account of the purchaser once the broker has received them and they have been fully paid for. Sellers of securities must deliver their shares to their stockbroker within seven business days after the trade date and receive the proceeds of the sale on delivery but not before the Tuesday of the following settlement week.

    STRATE trading in Sappi Limited commenced on September 25, 2001 with the first electronic settlement in this counter taking place on October 2, 2001. All trades in Sappi Limited are now for STRATE settlement. Subsequent to the dematerialisation of shares of Sappi Limited, each Sappi shareholder will have an account with the Central Securities Depository. Transfer of ownership of shares will be effected by debiting the account from which transfer is effected and crediting the account to which transfer is effected. Only shareholders that have handed in their paper share certificates have an account with the Central Securities Depository. Shareholders cannot sell their shares until the shares have been dematerialised.

ITEM 10.  ADDITIONAL INFORMATION

Memorandum and Articles of Association

    The following description is a summary of various provisions of the Memorandum and Articles of Association of Sappi Limited, the Companies Act and the listings requirements of the JSE, which does not purport to be complete and is qualified in its entirety by reference to all of the provisions of those sources.

    Sappi Limited is a public company incorporated in South Africa with registration number 1936/008963/06.

Purpose of the Company

    Paragraph 3 of the Memorandum of Association of Sappi Limited establishes that the purpose of Sappi Limited is to manufacture and sell a wide range of pulp, paper and wood products for use in almost every sphere of economic activity.

Directors

    At every annual general meeting of Sappi Limited, as near as possible to, but not less than one third of the Directors are required to retire from office but are eligible for re-election. The Directors to retire are those who have been longest in office since their last election or, as between Directors who have been in office for an equal length of time since their last election, in the absence of agreement, determined by lot. In addition, the appointment of any Director appointed since the last annual general meeting will require to be confirmed, failing which the appointment will cease.

    Except as set out in the following paragraph, a Director may not vote in respect of any contract or arrangement or any other proposal in which he has any material interest other than by virtue of his interest in ordinary shares or debentures or other securities of Sappi Limited. A Director will not be counted in the quorum at a meeting in relation to any resolution on which he is barred from voting.

    A Director shall be entitled to vote and be counted in the quorum in respect of any resolution concerning any of the following matters:

  •
  the giving of any security or indemnity to him in respect of money lent or obligations incurred by him at the request of or for the benefit of Sappi Limited or any of its subsidiaries;

  •
  the giving of any security or indemnity to a third party in respect of a debt or obligation of Sappi Limited or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

  •
  any proposal concerning an offer of shares or debentures or other securities of or by Sappi Limited or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant in the underwriting or sub-writing of these securities;

  •
  any proposal concerning any other company in which he beneficially holds less than 1% of any class of the equity share capital of that company or of the voting rights available to shareholders of that company; and

  •
  any proposal concerning the adoption, modification or operation of a superannuation fund or retirement benefits scheme under which he may benefit and which has been approved by or is subject to and conditional upon approval of the Commissioner of Inland Revenue for taxation purposes.

    At the discretion of the Board, there may in each year be paid out of the funds of Sappi Limited to, and divided among, the Directors who have held office during the year in respect of which the remuneration is to be paid, a sum, by way of remuneration for their services as directors, not exceeding

R3 million. The Directors shall be paid all their travelling and other expenses properly and necessarily expended by them in and about the business of Sappi Limited.

    The Directors may exercise all the powers of Sappi Limited to borrow money and to mortgage or charge its undertaking and property or any part thereof and to issue debentures, which may be issued at par, at a discount or at a premium, and other securities. The borrowings will be restricted so as to secure that, except with the previous sanction of Sappi Limited in general meeting, the aggregate principal amount outstanding of all moneys borrowed by Sappi Limited and/or any of its subsidiaries will not at any time exceed an amount equal to 2.5 times shareholders' equity, excluding all taxation and deferred taxation provisions and minority interests, as shown in the consolidated balance sheet.

Disclosure of Interest in Shares

    The Companies Act was recently amended to disclose a beneficial ownership interest in the outstanding shares of a company. Pursuant to the Companies Amendment Act Number 37 of 1999, where securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interest in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every three-month period after June 30, 1999 that is, commencing on September 30, 1999, to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and price of securities issued by that issuer held on behalf of each such person. Moreover, an issuer of securities may, by notice in writing, require a person who is a registered shareholder and whom the issuer knows or has reasonable cause to believe to have a beneficial interest in a security issued by the issuer, to confirm or deny whether or not such person holds that beneficial interest and, if the security is held for another person, the person to whom the request is made is obliged to disclose to the issuer the identity of the person on whose behalf a security is held. The addressee of the notice may also be required to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. All issuers of securities are obliged to establish and maintain a register of the disclosures described above and to publish in their annual financial statements a list of the persons who hold beneficial interests equal to or in excess of 5% of the total number of securities of that class issued by the issuer together with the extent of those beneficial interests.

Share Capital

    The authorised share capital of Sappi Limited consists of 325,000,000 ordinary shares, par value R1.00 per share. All the ordinary shares in issue rank pari passu with each other and are fully paid and not subject to calls for additional payments of any kind. The ordinary shares in Sappi Limited have been dematerialised under the terms of the Share Transactions Totally Electronic (STRATE) initiative of the JSE and the provisions of section 91A of the Companies Act relating to uncertified securities apply in respect of the dematerialised shares.

    The ADSs are traded on the NYSE. The rights of holders of ADSs are governed by the Deposit Agreement pursuant to which the ADSs are issued and such rights differ in certain respects from the rights of holders of ordinary shares.

Dividends

    Sappi Limited in a general meeting or by the Board may, from time to time, declare a dividend to be paid to the registered holders of ordinary shares (the "Shareholders") according to their respective rights and interests in the profits in proportion to the number of ordinary shares held by them. No dividend on ordinary shares may be paid, except out of the profits of Sappi Limited, and no such dividend will bear interest. Dividends may be declared either free of, or subject to, the deduction of income tax and any other tax or duty which may be chargeable. Dividends are declared payable to Shareholders registered as such at a date subsequent to the date of the declaration of the dividend as determined by the Board. This date may not be less than 14 days after the date of the publication of the announcement of the dividend.

    Sappi Limited in general meeting may not declare a dividend in excess of the amount recommended by the Board. All unclaimed dividends may be invested or otherwise utilised by the Board for the benefit of Sappi Limited until claimed; provided that dividends unclaimed after a period of twelve years may be declared forfeited by the Board. Forfeited dividends revert to Sappi Limited.

    Any dividend or other sum payable in cash to a Shareholder may be transmitted by electronic bank transfer or ordinary post to the address of the Shareholder recorded in the register or any other address the Shareholder may previously have given to Sappi Limited in writing. Sappi Limited will not be responsible for any loss in transmission.

    Any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets as the Board may at the time of declaring the dividend determine and direct.

    It is our policy to declare dividends in US dollars and the Board may at the time of declaring a dividend make such regulations, as they may think fit in regard to the payment in any currency and rate of exchange, subject to the approval of the South African Reserve Bank. For further information on our dividend policy, see "Item 8—Financial Information—Dividend Policy".

    Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the ordinary shares underlying the ADSs, subject to the terms of the Deposit Agreement. Cash dividends will be paid by the Depositary to holders of ADSs in accordance with the Deposit Agreement.

Voting Rights

    Subject to any rights or restrictions attached to any class of ordinary shares, every Shareholder personally present will have, on a show of hands, one vote only and, in the case of a poll, every Shareholder present in person or by proxy will have one vote for every share held by him.

Issue of Additional Shares and Pre-emption Rights

    Subject to the provisions of the Companies Act and the listing requirements of the JSE, Sappi Limited in a general meeting may allot, or may authorise the Board to allot, grant options over or otherwise deal with or dispose of unissued shares to such persons at such times, and generally on such terms and conditions, and for such consideration, whether payable in cash or otherwise, as it may decide.

    Holders of ordinary shares have no pre-emptive rights under the Articles of Association. Under the listings requirements of the JSE, however, any unissued ordinary shares of Sappi Limited must first be offered to existing Shareholders pro rata to their holdings of shares unless these shares are issued for the acquisition of assets or for such other circumstances as the JSE may approve, including the issue of shares for cash. It is possible to obtain specific or general approval at any general meeting of shareholders for directors to authorise the issue of shares for cash.

    Sappi Limited in general meeting may upon the recommendation of the Board resolve to capitalise all or any part of the amount of the reserves of Sappi Limited or share premium account, which is otherwise available for distribution, by paying up unissued shares of Sappi Limited to be issued as fully paid capitalisation shares to shareholders, who would be entitled thereto if that amount were distributed as a dividend.

Variation of Rights

    Whenever the capital of Sappi Limited is divided into different classes of shares, the rights attached to any class of shares in issue may be varied, modified or abrogated with the consent in writing of the holders of three fourths of the issued shares of that class or with a special resolution passed at a separate general meeting of the holders of such shares.

    The rights conferred upon the holders of the shares of any class will not, unless otherwise expressly provided by the conditions of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking equally with them.

Distribution of Assets on Liquidation

    If Sappi Limited is liquidated, whether voluntarily or compulsorily, the assets remaining after the payment of all the liabilities of Sappi Limited and the costs of winding-up shall be distributed among the Shareholders in proportion to the numbers of shares respectively held by them, subject to the rights of any Shareholders to whom shares have been issued on special conditions and subject to Sappi Limited's right to set-off against the liability, if any, of Shareholders for unpaid capital or premium. Furthermore, the liquidator, with the authority of a special resolution, may divide among the Shareholders in specie or kind, the whole or any part of the assets, whether or not those assets consist of property or one kind or different kinds.

Changes in Capital or Objects and Powers of Sappi Limited

    Subject to the provisions of the Companies Act, Sappi Limited may from time to time by special resolution:

  •
  increase, consolidate, sub-divide or cancel all or any part of its capital;

  •
  convert any of its shares, whether issued or not, into shares of another class;

  •
  convert all or any of its paid-up shares into stock and re-convert such stock into paid-up shares; or

  •
  convert any shares having a par value into shares having no par value and vice versa.

Rights of Minority Shareholders and Fiduciary Duties

    Majority shareholders of South African companies have no fiduciary obligations under South African common law to minority shareholders. However, under the Companies Act, a shareholder may, under certain circumstances, seek relief from the court if he has been unfairly prejudiced by the company. The provisions in the Companies Act are designed to provide relief for oppressed shareholders without necessarily overruling the majority's decision. There may also be common law personal actions available to a shareholder of a company. The fiduciary obligations of directors may differ from those in the United States and certain other countries. In South Africa, the common law imposes on directors a duty to act with care, skill and diligence and a fiduciary duty to conduct the company's affairs honestly and in the best interests of the company.

General Meetings of Shareholders

    Sappi Limited is obliged to hold an annual general meeting not more than nine months after the end of every financial year of Sappi Limited and within fifteen months after the date of the last preceding annual general meeting of Sappi Limited. The Board may, whenever it thinks fit, convene a general meeting and must do so on the request of 100 Shareholders or of Shareholders holding at the date of request not less than one-twentieth of the total voting rights of Sappi Limited.

    Sappi Limited is required by law to provide at least 21 days' notice for any annual general meeting and for meetings at which special resolutions are proposed, and at least 14 days' notice for all other meetings.

    Notice under the Articles of Association of Sappi Limited must be in writing and must be given or served on any Shareholder or director, as the case may be, either by delivery or by sending it through the post, properly addressed, to a Shareholder at his or her address shown in the register of Shareholders. Any notice to Shareholders must simultaneously be given to the secretary or other suitable official of any recognised stock exchange on which the shares of Sappi Limited are listed in accordance with the requirements of that stock exchange. A member may by notice require Sappi Limited to record an address within South Africa, which shall be deemed to be his or her address for the purpose of the service of notices. Every such notice shall be deemed, unless the contrary is proved, to have been received, if it is delivered, on the date on which it is so delivered; and if it is sent by post on the day on which it is posted (and in proving such service it shall be sufficient to prove that the notice was properly addressed and duly posted).

    No business may be transacted at any general meeting unless the requisite quorum is present when the meeting proceeds to business. The quorum for the passing of special resolutions is Shareholders holding in the aggregate not less than one fourth of the total votes of all Shareholders entitled to vote at the meeting, present in person or by proxy. In all other cases, the quorum is three Shareholders present in person or by proxy and entitled to vote or, if a Shareholder is a body corporate, represented. If within ten minutes from the time appointed for the meeting a quorum is not present, the meeting will stand adjourned to the same day in the next week, or if that be a public holiday the next succeeding day other than a public holiday, at the same time and place. If at the adjourned meeting a quorum is not present, those Shareholders who are present in person shall be a quorum. If the meeting at which a quorum is not present is convened upon the requisition of Shareholders, the meeting will be dissolved.

    At a general meeting, a resolution put to the vote will be decided by a show of hands unless a poll is demanded by (1) the chairman, (2) not less than five Shareholders having the right to vote at such meeting, (3) a Shareholder or Shareholders representing not less than one tenth of the total voting rights of all Shareholders having the right to vote at the meeting or (4) in accordance with the Companies Act.

    Resolutions will be carried by a majority of the votes recorded at the meeting except in the case of a special resolution which must be passed either, on a show of hands, by not less than three fourths of the number of Shareholders of Sappi Limited entitled to vote who are present in person or by proxy or, where a poll has been demanded, by not less than three fourths of the total votes to which the Shareholders present in person or by proxy are entitled. In the event of a tie, the chairman has the deciding vote.

Transfer of Shares

    All ordinary shares are free from any restriction under the Articles of Association on the right to transfer, and may be transferred by instrument in writing in any usual common form or in the form and signed in the manner as the Board may from time to time determine. Subsequent to the dematerialisation of shares in Sappi Limited, each Sappi shareholder will have an account with the Central Securities Depository. Transfer of ownership of shares will be effected by debiting the account from which transfer is effected and crediting the account to which transfer is effected. The transferor will be deemed to remain the holder of the shares until the name of the transferee is entered in the share register of Sappi Limited in respect of these shares. Only shareholders that have handed in their paper share certificates have an account with the Central Securities Depository. Shareholders cannot sell their shares until their shares have been dematerialised. Every instrument of transfer presented for registration must be accompanied by the certificate representing the shares to be transferred and/or such other evidence as Sappi Limited may require to prove the title of the transferor or his right to transfer the shares.

Non-South African Shareholders

    There are no limitations in the Memorandum or Articles of Association or under South African law on the right of non-South African Shareholders to hold or exercise voting rights attaching to any ordinary shares in Sappi Limited.

    Any person acquiring shares of Sappi will (in addition to any regulatory and legal requirements outside South Africa) need to comply with the following to the extent applicable. Various transactions including, without limitation, those which result in a person or a group of persons acting in concert holding shares entitling the holder/s to exercise or cause to be exercised 35% or more of the voting rights at meetings of Sappi shareholders will be subject to the Securities Regulation Code on Takeovers and Mergers ("Code") which is regulated by the Securities Regulation Panel. The Code imposes various obligations in such circumstances including the requirement of an offer to minority shareholders. A transaction will be subject to the approval of the Competition authorities in terms of the Competition Act No 89 of 1998, as amended (the "Competition Act") if it results in the acquisition of "control", as defined in the Competition Act and otherwise falls within the scope of the Competition Act. The Competition Act prevents a transaction falling within its scope from being implemented without the required approvals. To the extent applicable, the transaction will be subject to the Listings Requirements of the JSE. Depending on the circumstances, approvals of the Exchange Control Department of the South African Reserve Bank and other applicable regulatory authorities may also be required.

Amendment of Memorandum or Articles of Association

    The Memorandum or Articles of Association may only be amended by way of a special resolution passed at a general meeting of shareholders of which at least 25% of the total issued share capital is present or represented and 75% of those present or represented vote in favour of the amendment.

Material Contracts

    On July 11, 2001, Sappi Papier Holding AG as Borrower, Sappi International S.A. as Guarantor, ABN AMRO Bank N.V., Citibank International Plc and JP Morgan Plc as Lead Arrangers, Citibank International Plc as Agent and various financial institutions as Lenders entered into a credit facility whereby the Lenders made available to the Borrower a multi-currency revolving loan and guarantee facility in a maximum aggregate amount of E562,5 million (facility A) and a multi-currency term loan facility in a maximum aggregate amount of E337,5 million (facility B).

    Under this credit facility, facility A is to be utilised for the general purposes of the group. Facility B is to be utilised to refinance indebtedness of S.D. Warren Company.

    For a description of the terms of the Second Deed Amendment to The Sappi Limited Share Incentive Scheme, see note 31 to the audited consolidated financial statements included elsewhere in this Annual Report.

Exchange Controls

Introduction

    South Africa's exchange control regulations provide for restrictions on the exporting of capital and for various other exchange control matters. Transactions between South African residents (including corporations) and between residents and non-residents of the Common Monetary Area (comprising South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland) are subject to these exchange control regulations which are enforced by the South African Reserve Bank.

    The present exchange control system in South Africa is used principally to control capital movements. South African companies are generally not permitted to export capital from South Africa or to hold foreign currency without the approval of the South African exchange control authorities. Foreign investment by South African companies is also restricted. In addition, South African companies are generally required to repatriate to South Africa profits of foreign operations and are limited in their ability to utilise profits of one foreign business to finance operations of a different foreign business. As a result, a South African company's ability to raise and deploy capital outside the Common Monetary Area is restricted. The granting of loans from outside South Africa to Sappi Limited or its South African subsidiaries and their ability to borrow from non-resident sources is regulated.

    The South African authorities have expressed a commitment to a phased liberalisation of exchange controls and have relaxed certain exchange controls over recent years.

    Some of the more salient recent changes to the South African exchange control regulations regarding South African corporations are as follows:

  •
  South African corporations wishing to establish new overseas ventures are permitted to transfer offshore up to R500 million to finance approved investments abroad and up to R750 million to finance approved new investments in member countries of the South African Development Community and in other African countries. However, the approval of the Exchange Control Department of the Reserve Bank is required in advance. In addition, South African corporations may use part of their cash holdings in South Africa to finance up to 10% of the excess cost of approved new investments where the cost of these investments exceeds the aforementioned limits. In order to take advantage of this provision, corporations need the approval of the South African Reserve Bank. Any additional funds required are to be financed abroad by means of foreign borrowings; provided that South African corporations are allowed, subject to the approval of the Exchange Control Department of the Reserve Bank, to raise foreign funding on the strength of their South African balance sheets. This implies recourse to South Africa in the event of defaults.

  •
  South African corporations wishing to invest abroad may now apply for permission to use corporate assets or share swaps to finance approved foreign investments.

  •
  With South African Reserve Bank approval, South African corporations are permitted to utilise part of their cash holdings in South Africa to repay up to 10% of their outstanding foreign debt raised to finance foreign investment, provided that foreign debt has been outstanding for a minimum period of two years.

    Controls on current account transactions, with the exception of certain discretionary expenses, have been abolished.

    Authorised dealers in foreign exchange may, against the production of suitable documentary evidence, provide forward cover to South African residents in respect of fixed and ascertained foreign exchange commitments covering the movement of goods.

    It is not possible to predict whether existing exchange controls will be abolished, continued or modified by the South African Government in the future.

Sales of Shares

    Under present South African exchange control regulations, the ordinary shares and ADSs of Sappi Limited are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. In addition, the proceeds from the sale of shares on the JSE on behalf of shareholders who are not residents of the Common Monetary Area are freely remittable to such shareholders (other than former residents of South Africa). Share certificates held by non-residents must however be endorsed with the words "non-resident".

Dividends

    There is no restriction under South African exchange control regulations on the free transferability of cash dividends to shareholders or ADR holders who have never been resident in South Africa. Dividends declared to a former resident of South Africa out of capital gains or out of income earned from normal trading activities prior to the date of emigration must be placed to the credit of a blocked account with a South African authorised dealer in foreign exchange. Dividends declared out of income earned from normal trading activities subsequent to the date of emigration are however remittable. See "—Taxation" and "Item 8—Financial Information—Dividend Policy".

    Prior to fiscal 2000, it was our policy to declare cash dividends in Rand. It is now our policy to declare cash dividends in US dollars. We declared a dividend (number 78) of 26 US cents for fiscal 2001. South

African shareholders will be paid the Rand equivalent of the US dollar denominated declaration. Shareholders on the UK registry will be paid the UK pounds sterling equivalent of the US dollar denominated declaration and ADS holders will be paid in US dollars. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the Deposit Agreement. Subject to exceptions provided in the Deposit Agreement, cash dividends will be paid by the Depositary to holders of ADSs in accordance with the Deposit Agreement. The Depositary will charge holders of ADSs, to the extent applicable, taxes and other governmental charges and specified fees and other expenses, including a fee not in excess of $0.02 per ADS (or portion thereof) for any cash distributions made pursuant to the Deposit Agreement, other than distributions of cash dividends. See "Item 8—Financial Information—Dividend Policy".

    Subject to exceptions relating to former residents of South Africa, shareholders who are not residents of the Common Monetary Area who are in receipt of scrip dividends and who elect to dispose of the relevant shares may remit the proceeds arising from the sale of the relevant shares.

Taxation

    The discussion in this section is based on current law and current South African legislation. Changes in the law may alter the tax treatment of our ordinary shares or ADSs, as applicable, possibly on a retroactive basis. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our shares or ADSs and does not cover tax consequences that depend upon your particular tax circumstances. No reliance should be placed on the following summary and we recommend that you consult your own tax advisor about the consequences of holding our ordinary shares or ADSs, as applicable, in your particular situation.

South Africa

    The following discussion represents the views of Werksmans, our South African counsel.

Basis of Income Taxation

    The South African income tax system had been primarily based on the source basis of taxation. Under this system, income sourced or deemed to be sourced in South Africa was taxable in South Africa. A residence based system of taxation has now been introduced by way of the Revenue Laws Amendment Act No. 59 of 2000 (the "2000 Act"), under which South African residents will be taxed on their worldwide income. Certain categories of income and activities undertaken outside of South Africa will be exempt from taxation. The source basis of taxation will, however, still be applicable to non-residents, meaning that non-residents will be taxed on income from a source within or deemed to be within South Africa. All foreign dividends received by or accruing to South African residents are subject to foreign dividends tax with effect from February 23, 2000. A resident for this purpose is any natural person who is ordinarily resident in South Africa and any other legal entity which is incorporated, or has its place of effective management, in South Africa. The 2000 Act extends the definition of a "resident" to include persons who are not only ordinarily resident in South Africa but satisfy a physical presence test, which involves being present in South Africa for certain prescribed periods of time, and to persons other than natural persons who are established or formed in South Africa, but specifically excluding an international headquarter company, as defined in the 2000 Act. Under the 2000 Act, a foreign dividend will include a dividend received by or which accrued to any person from any company which is either a foreign entity, meaning a person other than a natural person or trust, which is (a) not a resident, (b) which is a resident but is not being treated as a resident as a result of the application of a double taxation treaty or (c) not a resident to the extent that the dividend is declared from profits derived by such company before such company became a resident. There are certain exemptions from foreign dividends tax including:

  •
  foreign dividends declared by a company listed on the JSE to a shareholder who, together with connected persons of such resident, holds less than 10% of the equity share capital of the listed company if more than 10% of the equity share capital of the listed company at the time of declaration is held by South African residents; and

  •
  foreign dividends declared by a company to a South African resident holding at least 10% of the equity share capital of that company if they were derived from profits generated in a "designated country" and such profits are or will be subject to tax at a rate of at least 27% without any right of recovery by any person other than a right to carry over losses. The United States is one of the designated countries.

Withholding Tax on Dividends

    With effect from October 1, 1995, South Africa repealed all legislation imposing any withholding tax on dividends. Consequently, Sappi Limited will not be obliged to withhold any form of non-resident shareholders' tax on dividends paid to non-residents of South Africa. It should be noted that any future decision to re-impose a withholding tax on dividends declared by South African residents to non-resident shareholders is generally permissible under the terms of a reciprocal tax treaty entered into between South Africa and the United States (the "Treaty"); provided that the Treaty generally limits the withholding tax to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends and to 15% of the gross amount of the dividends in all other cases.

Income Tax and Capital Gains Tax

    Capital Gains Tax was introduced with effect from October 1, 2001 and has been introduced in the Income Tax Act 58 of 1962 by way of the incorporation of Schedule 8 therein ("Schedule 8"). Under Schedule 8, all natural persons, legal persons and trusts resident in South Africa would be liable to pay capital gains tax on the disposal of an asset. The definition of an asset is very wide and includes assets that are movable, immovable, corporeal or incorporeal but excludes certain limited items which are specifically excluded from the definition of an asset. Furthermore, non-residents of South Africa will not be subject to capital gains tax except in respect of immovable property situated in South Africa or interest or right in such immovable property and any assets of his permanent establishment through which a trade is being carried out in South Africa. Profits derived from the sale of shares in a South African company will generally only be subject to tax in South Africa if the seller carries on business in South Africa as a share dealer, and the profits are realised in the ordinary course of that business. Profits derived from the sale of South African shares held as investments, where such shares are not an asset of the investor's permanent establishment in South Africa, will not be subject to capital gains tax in South Africa. An ADS will be regarded as a share for the purpose of Capital Gains Tax in South Africa. The Treaty only permits the imposition of an income or withholding tax on gains of a United States resident seller from the sale of shares where such shares form part of the business property of a permanent establishment which the seller has in South Africa or pertain to a fixed base available to the seller in South Africa for the purpose of performing independent personal services. Companies will be liable to normal tax on 50% of the net capital gain. At the current corporate tax rate of 30%, the effective tax rate on net capital gains will therefore be 15%.

Stamp Duty on the Shares

    South African stamp duty is payable by the company upon the issue of shares at the rate of 0.25% of the issue price. Such stamp duty will be paid by Sappi Limited.

    On a subsequent registration of transfer of shares, South African stamp duty is generally payable for off-market transactions, meaning other than through a stockbroker, and a marketable securities tax ("MST") is generally payable for on-market transactions, meaning through a stockbroker, each at 0.25% of the higher of the consideration or the market value of the share concerned. South African stamp duty and MST is payable regardless of whether the transfer is executed within or outside South Africa. In respect of transactions involving dematerialised shares, uncertified securities tax will be payable at the same rate.

    There are certain exceptions to the payment of stamp duty and MST where, for example, the instrument of transfer is executed outside South Africa and registration of transfer is effected in any branch register kept by the relevant company, subject to certain provisions set forth in the South African Stamp Duties Act of 1968. Transfers of ADSs between non-residents of South Africa will not attract South African stamp duty or MST; however, if shares are withdrawn from the deposit facility or the relevant Deposit Agreement is terminated, stamp duty or MST will be payable on the subsequent transfer of the shares. An acquisition of shares from the Depositary in exchange for ADSs representing the shares will also render an investor liable to South African stamp duty or MST at the same rate as stamp duty or MST on a subsequent transfer of shares, upon the registration of the investor as the holder of shares on the company's register.

Secondary Tax on Companies ("STC")

    This tax is paid by companies at the flat rate of 12.5% in respect of the amount of dividends declared by the company less all dividends which accrue to the company (but subject to certain exclusions) during its relevant "dividend cycle". "Dividend cycle" means the period commencing on the date following the date of accrual to a company's shareholders of the last dividend declared by that company and ending on the date on which the dividend in question accrues to the shareholder concerned. When a company declares a dividend out of profits derived from sources within and outside South Africa, STC on the dividend is calculated on the amount which bears to the net amount of the dividend, the same ratio as the sum of the net annual profits of the company from South African sources or deemed South African sources (this is extended by the 2000 Act to certain profits derived from sources outside South Africa) bears to its total net annual profits from all sources (which net annual profits exclude profits earned by way of dividends, other than taxable foreign dividends). An excess of dividends accruing to a company over dividends paid may be carried forward to subsequent dividend cycles as a STC credit.

    The imposition of STC effectively means that a dual corporate tax system exists in South Africa comprising a normal income tax and STC. Liability for STC is determined independently from normal income tax. Accordingly, a company without a normal tax liability may have a liability for STC, and vice versa, and may be liable for both normal tax and STC. Capitalisation shares distributed at the option of holders of shares in lieu of cash dividends do not incur STC and it has become common practice for listed South African companies to offer capitalisation shares in lieu of cash dividends. No South African tax (including withholding tax) is payable in respect of the receipt of these shares by the recipients. Sappi has a STC credit of approximately R11 million. Subject to certain exceptions (including foreign dividends declared by a company which are distributed to a South African resident who holds a qualifying interest in such company to the extent that the profits from which the dividend is declared, were generated in a designated country, including the United States, United Kingdom, the Netherlands, Germany and Austria, and are or will be subject to tax at a rate of at least 27% without any right of recovery by any person (other than a right to carry over losses)), foreign dividends no longer rank as a deduction for STC purposes. A "qualifying interest" includes any direct interest of at least 10% in the equity share capital of a company.

    A double taxation treaty between South Africa and the United States came into effect on December 15, 1997 and was promulgated under Government Notice R. 1721 (Government Gazette 18553).

United States

Introduction

    This section, which represents the views of Cravath, Swaine & Moore, our US counsel, summarises the material US Federal income tax consequences to holders of our ordinary shares and ADSs as of the date of this Annual Report. The summary applies to you only if you hold our ordinary shares or ADSs, as applicable, as a capital asset for tax purposes (that is, for investment purposes). The summary does not cover state, local or foreign law. This summary is based in part upon representations of the Depositary made to Sappi and the assumption that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms. In addition, this summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

  •
  a dealer in securities or currencies;

  •
  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

  •
  a bank;

  •
  a life insurance company;

  •
  a tax-exempt organisation;

  •
  a person that holds our ordinary shares or ADSs as part of a straddle or a hedging, integrated, constructive sale or conversion transaction for tax purposes;

  •
  a person whose functional currency for tax purposes is not the US dollar;

  •
  a person liable for alternative minimum tax; or

  •
  a person that owns, or is treated as owning, 10% or more of any class of our ordinary shares.

    For purposes of the discussion below, you are a "US holder" if you are a beneficial owner of our ordinary shares or ADSs who or which is:

  •
  an individual US citizen or resident alien;

  •
  a corporation, or entity taxable as a corporation, that was created under US law (federal or state); or

  •
  an estate or trust whose worldwide income is subject to US Federal income tax.

    If you are not a US holder, you are a "Non-US holder" and the discussion below titled "—US Federal Income Tax Consequences to Non-US Holders" will apply to you.

    If a partnership holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisor.

US Federal Income Tax Consequences to US Holders

    ADSs.  In general, for US Federal income tax purposes, US Holders of ADRs will be treated as the beneficial owners of the ordinary shares underlying those ADSs.

    Distributions.  The gross amount of any distribution (other than in liquidation), including the fair market value of all distributions of ordinary shares whenever a holder may elect to receive cash distributions in lieu of ordinary share distributions, that you receive with respect to our ordinary shares or ADSs (before reduction for South African income tax, if any, withheld from such distributions) generally will be includible in your gross income on the day on which you, in the case where you own ordinary shares, or the Depositary, in the case where you own ADSs, receive the distribution. This distribution will be taxed to you as a dividend (that is, ordinary income) to the extent such distribution does not exceed our current or accumulated earnings and profits, as calculated for US Federal income tax purposes ("E&P"). To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our ordinary shares or ADSs, as applicable, and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognised on a subsequent disposition of such ordinary shares or ADSs). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognised on a sale or exchange of our ordinary shares or ADSs, as applicable. See "—Sale or Other Disposition of Company Ordinary Shares and ADSs", below. Because we are not a US corporation, no dividends-received deduction will be allowed with respect to dividends paid by us.

    Distributions on the ordinary shares and ADSs are expected to be made by Sappi Limited in US dollars to the extent necessary. In the event that distributions on the ordinary shares and ADSs are made by Sappi Limited in Rand, any dividends paid in Rand generally will be includible in your gross income in a US dollar amount calculated by reference to the exchange rate in effect on the day you, in the case of ordinary shares, or the Depositary, in the case of ADSs, receive the dividend. It is anticipated that the Depositary will, in the ordinary course, convert Rand received by it as distributions on the ADSs into US dollars. To the extent that the Depositary does not convert the Rand into US dollars at the time that you are required to take the distribution into your gross income for US Federal income tax purposes, you may recognise foreign exchange gain or loss, taxable as ordinary income or loss, on the later conversion of the Rand into US dollars. The gain or loss recognised will generally be based upon the difference between the exchange rate in effect when the Rand are actually converted and the "spot" exchange rate in effect at the time the distribution is taken into account.

    Dividends paid by Sappi Limited will generally be treated as foreign source income for US foreign tax credit limitation purposes. Subject to certain limitations, US holders may elect to claim a foreign tax credit against their US Federal income tax liability for South African tax withheld (if any) from dividends received in respect of our ordinary shares or ADSs, as applicable. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us in respect of our ordinary shares or ADSs, as applicable, generally will be "passive income" or, in the case of certain types of US holders, "financial services income" and therefore any US tax imposed on these dividends cannot be offset by excess foreign tax credits that you may have from foreign source income not qualifying as passive income or financial service income, respectively. US holders that do not elect to claim a foreign tax credit may instead claim a deduction for South African tax withheld (if any).

    Sale or Other Disposition of Company Ordinary Shares and ADSs.  Subject to the discussion of "passive foreign investment companies" below, generally speaking, in connection with the sale or other taxable disposition of our ordinary shares or ADSs, as applicable:

  •
  you will recognise gain or loss equal to the difference (if any) between:

  •
  the US dollar value of the amount realised on such sale or other taxable disposition, and

  •
  your adjusted tax basis in such ordinary shares or ADSs;

  •
  any gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for our ordinary shares or ADSs, as applicable, is more than one year at the time of such sale or other taxable disposition;

  •
  any gain or loss will generally be treated as having a United States source for United States foreign tax credit purposes; and

  •
  your ability to deduct capital losses (if any) is subject to limitations.

    If you are a cash basis US holder who receives foreign currency (e.g., Rand) in connection with a sale or other taxable disposition of our ordinary shares or ADSs, as applicable, the amount realised will be based on the US dollar value of the foreign currency received with respect to such ordinary shares or ADSs, as determined on the settlement date of such sale or other taxable disposition.

    If you are an accrual basis US holder, you may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of our ordinary shares or ADSs, as applicable, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. If you are an accrual basis US holder and do not elect to be treated as a cash basis taxpayer (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose, you may have a foreign currency gain or loss for US Federal income tax purposes because of differences between the US dollar value of the foreign currency received prevailing on the date of the sale or other taxable disposition of our ordinary shares or ADSs, as applicable, and the date of payment. Any such currency gain or loss generally will be treated as ordinary income or loss and would be in addition to gain or loss, if any, that you recognised on the sale or other taxable disposition of our ordinary shares or ADSs, as applicable.

    You may incur South African stamp duty or MST in connection with a subsequent registration of transfer of ordinary shares. See "—South Africa—Stamp Duty on the Shares". In such case, stamp duty or MST, as applicable will not be a creditable tax for US foreign tax credit purposes, but will be deductible. In the case of an individual US holder, such deduction will be subject to specified limits on the deductibility of investment expenses.

    Passive Foreign Investment Company.  US holders (who are not tax-exempt) would be subject to a special, adverse tax regime (that would differ in certain respects from that described above) if we were or were to become a passive foreign investment company for US Federal income tax purposes. Although the determination of whether a corporation is a passive foreign investment company is made annually, and thus may be subject to change, we do not believe that we are, nor do we expect to become, a passive foreign investment company. Notwithstanding the foregoing, we urge you to consult your own US tax advisor regarding the adverse US Federal income tax consequences of owning the stock of a passive foreign investment company and of making certain elections designed to lessen those adverse consequences.

US Federal Income Tax Consequences to Non-US Holders

    Distributions.  If you are a Non-US holder, you generally will not be subject to US Federal income tax on distributions made on our ordinary shares or ADSs unless:

  •
  you conduct a trade or business in the United States and

  •
  the dividends are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to US Federal income tax on a net income basis in respect of income from our ordinary shares or ADSs, as applicable, such dividends are attributable to a permanent establishment that you maintain in the United States).

    If you fail the above test, you generally will be subject to tax in respect of such dividends in the same manner as a US holder, as described above. In addition, any effectively connected dividends received by a non-US corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

    Sale or Other Disposition of Company Ordinary Shares and ADSs.  If you are a Non-US holder, you will not be subject to US Federal income tax, including withholding tax, in respect of gain recognised on a sale or other taxable disposition of our ordinary shares or ADSs, as applicable, unless:

  •
  your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to US Federal income tax on a net income basis in respect of gain from the sale or other disposition of our ordinary shares or ADSs, as applicable, such gain is attributable to a permanent establishment maintained by you in the United States) or

  •
  you are an individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and either:

  •
  your gain is attributable to an office or other fixed place of business that you maintain in the United States or

  •
  you have a tax home in the United States.

    Effectively connected gains realised by a non-US corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

    Payments and sale proceeds in respect of our ordinary shares or ADSs, as applicable that are made in the United States or by a US related financial intermediary may be subject to US information reporting rules. You will not be subject to "backup" withholding of US Federal income tax provided that:

  •
  you are a corporation or other exempt recipient or

  •
  you provide a taxpayer identification number (which, in the case of an individual, is his or her social security number) and meet other information reporting and certification requirements.

    If you are a non-US holder, you generally are not subject to information reporting and backup withholding, but you may be required to provide a certification of your non-US status in order to establish that you are exempt. You may be subject to backup withholding if you sell your ordinary shares or ADSs through a US broker and you may be subject to information reporting, but not backup withholding if you sell your shares or ADSs through a broker with certain connections with the US.

    Amounts withheld under the backup withholding rules may be credited against your US Federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

Documents on Display

    The documents concerning Sappi Limited referred to in this Annual Report may be inspected at the registered office of Sappi Limited at 48 Ameshoff Street, Braamfontein, Johannesburg, Republic of South Africa.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The principal market risks (that is, the risk of loss arising from adverse changes in market rates and prices) to which Sappi is exposed are:

  •
  interest rates on long-term debt;

  •
  foreign exchange rates, generating translation and transaction gains and losses; and

  •
  commodity prices, affecting the cost of products.

    For a detailed description of interest rate risk, currency risk, credit risk, interest bearing debt, interest rate derivatives, fair values and foreign currency exchange, see note 32 to our audited consolidated financial statements included elsewhere in this Annual Report.

Commodity Price Risk

    The selling prices of the majority of products manufactured and purchase prices of many raw materials used generally fluctuate in line with commodity cycles. Prices of dissolving pulp generally follow those of paper pulp, although the cycle is generally less volatile. As a result, the sale of dissolving pulp also tends to act as a natural hedge for paper pulp. Our total pulp production capacity amounts to between 90 and 95% of our total pulp requirements. However, there are differences between the types of pulp required in our paper making operations and the grades of pulp we produce, as well as regional differences. We are therefore a buyer as well as a seller of paper pulp. Other than maintaining a high level of pulp integration, no hedging techniques are applied. For a description of our level of pulp integration, see "Item 4—Information on the Company—The Pulp and Paper Industry—Pulp", "Item 4—Information on the Company—Business Overview—Sappi Fine Paper", "Item 4—Information on the Company—Business Overview—Supply Requirements" and "Item 5—Operating and Financial Review and Prospects—Operating Results—Markets". Despite our present relatively high level of pulp integration on a Group-wide basis, in the event of significant increases in the prices of pulp integration on a Group-wide basis, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    Not applicable.

ITEM 15.  [Reserved]

ITEM 16.  [Reserved]

PART III

ITEM 17. FINANCIAL STATEMENTS

    Sappi Limited is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

    The following financial statements and schedules are filed as part of this Annual Report, together with the Report of the Independent Auditors:

Historical Financial Statements of Sappi Limited
Report of the Independent Auditors to the Board of Directors and Shareholders of Sappi Limited
Group Income Statements for the years ended September 2001, 2000 and 1999
Group Balance Sheet at September 2001 and 2000
Group Cash Flow Statements for the years ended September 2001, 2000 and 1999
Group Statement of Changes in Shareholders' Equity for the years ended September 2001, 2000 and 1999
Notes to the Group Annual Financial Statements
Financial Statement Schedule
Schedule II—Valuation and Qualifying Accounts

    All other schedules are omitted because they are not applicable or because the required information is contained in the audited consolidated financial statements or notes thereto.

ITEM 19. EXHIBITS

1.1	Memorandum and Articles of Association of Sappi Limited, as amended and restated on March 4, 1999, incorporated by reference to Exhibit 1.1 to the 1998 Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on March 29, 1999.
1.2
Special Resolution of Sappi Limited dated March 2, 2000 pursuant to the South African Companies Act effecting certain amendments to the Articles of Association of Sappi Limited, incorporated by reference to Exhibit 1.1 to the 1999 Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on March 23, 2000.
2.1
Specimen Ordinary Share Certificate, incorporated by reference to Exhibit 2.1 to the Registration Statement on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on October 22, 1998.
2.2	Amended and Restated Deposit Agreement among Sappi Limited, The Bank of New York, as depositary, and the Owners from time to time of American Depositary Receipts dated October 26, 1999.
2.3	Form of American Depositary Receipt (included in Exhibit 2.2).
2.4
Supplemental Shareholders' Agreement dated November 19, 1999, between Buhrmann NV, Buhrmann International BV and Sappi Limited, incorporated by reference to Exhibit 4.1 to the 1999 Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on March 23, 2000.
2.5
Amendment Agreement dated June 30, 2000, between Buhrmann NV, Leykam-Mürztaler Papier und Zellstoff AG (now named Sappi Papier Holding AG) and Sappi Limited, to the Supplemental Agreement Relating to the Sale and Purchase of Shares in KNP Leykam Holding SA and Leykam-Mürztaler Papier und Zellstoff AG of November 15, 1997, incorporated by reference to Exhibit 2.1 to the 2000 Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on January 19, 2001.
2.6	Long-term debt instruments not exceeding 10% of our total assets. Sappi Limited undertakes to provide the Securities and Exchange Commission with copies upon request.
4.1
Sappi Limited Share Incentive Scheme, incorporated by reference to Exhibit 3.12 to the Registration Statement on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on October 22, 1998.
4.2
Form of Deed of Amendment to The Sappi Limited Share Incentive Scheme dated January 19, 1998 between Sappi Limited, David Charles Brink and Thomas Louw de Beer, incorporated by reference to Exhibit 2.1 to the 1999 Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on March 23, 2000.
4.3
Second Deed of Amendment to The Sappi Limited Share Incentive Scheme dated March 2, 2000 between Sappi Limited, David Charles Brink and Thomas Louw de Beer, incorporated by reference to Exhibit 2.2 to the 1999 Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on March 23, 2000.
4.4
Agreement among KNP Leykam Zellstoff GmbH, Norske Skog Bruck GmbH, Patria Papier und Zellstoff AG and Zellstoff Pöls AG dated December 17, 1996, incorporated by reference to Exhibit 3.13 to the Registration Statement on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on October 22, 1998.
4.5
Merchanting Agreement between N.V. Koninklijke KNP BT (now Buhrmann NV) and Sappi Limited dated December 31, 1997, incorporated by reference to Exhibit 3.14 to the Registration Statement on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on October 22, 1998.
4.6
Agreement for the Supply of Woodpulp among Speciality Pulp Trading Company Limited, Woodcourt Supplies Limited, Sappi Saiccor (Proprietary) Limited and Courtaulds PLC dated March 9, 1998, incorporated by reference to Exhibit 3.15 to the Registration Statement on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on October 22, 1998.
4.7
Contract of Sale between the South African Forestry Company Limited (SAFCOL) and Sappi Manufacturing (Pty) Limited dated May 12, 1995, incorporated by reference to Exhibit 3.16 to the Registration Statement on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on October 22, 1998.
4.8
Credit Facility, dated July 11, 2001, among Sappi Papier Holding AG as borrower, Sappi International S.A. as guarantor, ABN AMRO Bank N.V., Citibank International Plc and JP Morgan Plc as lead arrangers, Citibank International Plc as agent and various financial institutions as lenders.
6.1	Computation of Earnings Per Share, incorporated by reference to note 8 of the notes to the audited consolidated financial statements included elsewhere in this Annual Report.
7.1	An explanation of other ratios used in this Annual Report.
8.1	List of significant subsidiaries, incorporated by reference to "Item 4-Information on the Company-Organisational Structure" included elsewhere in this Annual Report.

SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

SAPPI LIMITED
By:	/s/ DONALD WILSON
Name:	Donald Wilson
Title:	Executive Director—Finance

Date: December 27, 2001

SAPPI LIMITED

Group Annual Financial Statements
Report of the Independent Auditors to the Board of Directors and Shareholders of Sappi Limited
Group Income Statement for the years ended September 2001, 2000 and 1999
Group Balance Sheet at September 2001 and 2000
Group Cash Flow Statement for the years ended September 2001, 2000 and 1999
Group Statement of Changes in Shareholders' Equity for the years ended September 2001, 2000 and 1999
Notes to the Group Annual Financial Statements
Group Financial Statement Schedule
Schedule II—Valuation and Qualifying Accounts

REPORT OF THE INDEPENDENT AUDITORS TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SAPPI LIMITED

    We have audited the accompanying consolidated balance sheets of Sappi Limited as at September 2001 and 2000, and the related consolidated income statements, cash flow statements and statements of changes in shareholders' equity for the years ended September 2001, 2000 and 1999. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes:

  •
  examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;

  •
  assessing the accounting principles used and significant estimates made by management; and

  •
  evaluating the overall financial statement presentation.

    We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at September 2001 and 2000 and the results of its operations and cash flows for the years then ended September 2001, 2000 and 1999 in conformity with accounting principles generally accepted in South Africa.

    Accounting principles generally accepted in South Africa differ in certain significant respects from accounting principles generally accepted in the United States of America. A description of the principal differences and the approximate effects of those differences are set out in note 37 to the consolidated financial statements.

Deloitte & Touche
Chartered Accountants
Registerd Accountants & Auditors

Johannesburg, South Africa
December 27, 2001

SAPPI LIMITED

GROUP INCOME STATEMENT

for the years ended September

	note	2001	2000	1999
		(US$ in million)	(US$ in million)	(US$ in million)
Sales		4,184	4,718	4,422
Cost of sales		3,375	3,650	3,627

Gross profit		809	1,068	795
Selling, general and administrative expenses		363	396	400

Operating profit	4	446	672	395
Non-trading loss	5	207	2	74
Net finance costs	6	92	97	145

Profit before tax		147	573	176
Taxation	7	9	197	46

Profit after tax		138	376	130
Income attributable to minority interests		—	13	16

Net profit		138	363	114

Weighted average number of ordinary shares in issue (millions)		232.8	236.9	223.8
Basic earnings per share (US cents)	8	59	153	51
Diluted earnings per share (US cents)	8	59	151	51
Dividends per share (US cents)—declared after year end		26	25	19

SAPPI LIMITED

GROUP BALANCE SHEET

at September

	Note	2001	2000
		(US$ in million)	(US$ in million)
ASSETS
Non-current assets		3,346	3,600
Property, plant and equipment	9	2,890	3,095
Plantations		324	372
Deferred taxation	10	4	37
Other non-current assets	11	128	96
Current assets		1,160	1,168
Cash and cash equivalents		445	294
Trade and other receivables	12	202	319
Inventories	13	513	555
Total assets		4,506	4,768

EQUITY AND LIABILITIES
Shareholders' equity		1,503	1,618
Ordinary share capital and premium	14	1,854	1,937
Non-distributable reserves	15	(1,005)	(894)
Distributable reserves		654	575
Minority interest		3	53
Non-current liabilities		1,640	1,996
Interest-bearing borrowings	16	1,014	1,278
Deferred taxation	10	385	500
Other non-current liabilities	17	241	218
Current liabilities		1,360	1,101
Interest-bearing borrowings	16	489	162
Bank overdraft		70	76
Trade and other payables		672	751
Taxation payable		48	57
Provisions	18	81	55
Total equity and liabilities		4,506	4,768

SAPPI LIMITED

GROUP CASH FLOW STATEMENT

for the years ended September

	note	2001	2000	1999
		(US$ in million)	(US$ in million)	(US$ in million)
Cash retained from operating activities		543	789	608
Cash generated by operations	19	771	1,048	781
—Decrease (increase) in working capital	20	51	(61)	77

Cash generated by operating activities		822	987	858
—Finance costs paid		(156)	(182)	(228)
—Interest income		31	38	38
—Taxation paid	21	(94)	(12)	(24)

Cash available from operating activities		603	831	644
—Dividends paid	22	(60)	(42)	(36)
Cash utilised in investing activities		(305)	(68)	(88)
Investment to maintain operations		(166)	24	15
—Replacement of non-current assets	23	(182)	(161)	(154)
—Proceeds on disposal of non-current assets	24	2	37	192
—Proceeds on disposal of business	25	2	57	—
—Decrease (increase) in investments and loans		12	91	(23)
Investment to expand operations		(139)	(92)	(103)
—Additions of non-current assets		(139)	(92)	(103)
Cash effects of financing activities		(88)	(564)	(868)
Proceeds from interest-bearing borrowings		404	1,023	221
Repayment of interest-bearing borrowings		(380)	(1,510)	(750)
Decrease in other non-current liabilities		(8)	(38)	(9)
Redemption of minority interests		(1)	(126)	(5)
(Share buybacks) proceeds of issuance of ordinary shares		(94)	114	—
Decrease in bank overdrafts		(9)	(27)	(325)

Net movement in cash and cash equivalents		150	157	(348)
Cash and cash equivalents at beginning of year		294	164	520
Translation effects		1	(27)	(8)

Cash and cash equivalents at end of year		445	294	164

Note: Cash interest paid		153	213	210

SAPPI LIMITED

GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for the years ended September

(US$ in million, except share data)

	Number of ordinary shares	Ordinary share capital	Share premium	Ordinary share capital and premium	Non-Distributable reserves	Distributable reserves	Total
Balance—September 1998 as reported	223.8	103	1,716	1,819	(565)	241	1,495
Changes in accounting policies	—	—	—	—	4	(33)	(29)

Balance—September 1998 restated	223.8	103	1,716	1,819	(561)	208	1,466
Net profit	—	—	—	—	—	114	114
Transfer from distributable reserves	—	—	—	—	3	(3)	—
Foreign currency translation reserve	—	—	—	—	(96)	—	(96)
Dividends—US$0.18 per share*	—	—	—	—	—	(39)	(39)
Issuance of ordinary shares	0.8	—	4	4	—	—	4
Goodwill written off to equity	—	—	—	—	—	(13)	(13)

Balance—September 1999	224.6	103	1,720	1,823	(654)	267	1,436
Net profit	—	—	—	—	—	363	363
Transfer from distributable reserves	—	—	—	—	1	(1)	—
Foreign currency translation reserve	—	—	—	—	(248)	—	(248)
Dividends—US$0.19 per share*	—	—	—	—	—	(45)	(45)
Issuance of ordinary shares	14.5	2	112	114	—	—	114
Goodwill written off to equity	—	—	—	—	7	(9)	(2)

Balance—September 2000	239.1	105	1,832	1,937	(894)	575	1,618
Net profit	—	—	—	—	—	138	138
Transfer from distributable reserves	—	—	—	—	7	(7)	—
Foreign currency translation reserve	—	—	—	—	(118)	—	(118)
Revaluation of derivative instruments	—	—	—	—	—	8	8
Dividends—US$0.25 per share*	—	—	—	—	—	(60)	(60)
Share buybacks less transfers to Share Purchase Trust	(9.6)	(1)	(82)	(83)	—	—	(83)

Balance—September 2001	229.5	104	1,750	1,854	(1,005)	654	1,503

*
This is the dividend that relates to the previous financial year's earnings that was declared subsequent to year end. In terms of our newly adopted accounting policy (AC 107 revised—Events after balance sheet date), dividends declared after the balance sheet date are accounted for in the year in which they are declared and not in the year in which the profits are earned.

SAPPI LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS

1. Business

    Sappi Limited, a corporation organised under the laws of the Republic of South Africa (the "company" and, together with its consolidated subsidiaries, "Sappi" or the "group"), was formed in 1936 and is a major, vertically integrated international pulp and paper producer. Sappi is the world's largest producer of coated woodfree paper and dissolving pulp and the largest forest products company in Africa. The group has manufacturing facilities in eight countries, on three continents, and customers in over 100 countries across the globe.

    The group is composed of its Sappi Fine Paper and Sappi Forest Products business units. Sappi Trading operates a trading network for the international marketing and distribution of our products outside our core operating regions of North America, Europe and southern Africa. Sappi Papier Holding AG owns the group's fine paper business in Europe and North America, and the trading business in Hong Kong. The worldwide activities of the fine paper group are co-ordinated from the Sappi Fine Paper offices in London. Sappi Forest Products, based in South Africa, produces commodity paper products, pulp and forest and timber products for southern Africa and export markets.

2. Accounting policies

Basis of preparation

    These financial statements have been prepared in conformity with South African Statements of Generally Accepted Accounting Practice. (Refer note 37 for a summary of the principal differences between SA GAAP and US GAAP). The principal accounting policies of the group have been applied consistently with the previous year except for the changes set out in note 3.

    The following Standards have been adopted in the financial statements before their effective dates:

  •
  Events after the balance sheet date—AC 107 (revised)

  •
  Employee benefits—AC 116 (revised)

  •
  Financial instruments: recognition and measurement—AC 133

    The group reports in US Dollars to facilitate a better understanding of its results, since the majority of its sales are in US Dollars and the US Dollar is the major currency of the paper and pulp industry. Sappi Limited, the holding company, reports in South African Rands.

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used by management include realisation of certain assets such as trade and other accounts receivable, inventory, goodwill and deferred taxation assets, as well as estimates of exposure and certain liabilities of the group. Actual results could differ from those estimates.

Basis of consolidation

    The consolidated financial statements incorporate the assets, liabilities and results of the operations of the company and its subsidiaries. Subsidiaries are those entities over whose financial and operating policies the group has the power to exercise control, so as to obtain benefits from their activities.

    Intercompany profits, transactions and balances have been eliminated.

Goodwill

    Goodwill arising on consolidation represents the excess of the cost of acquisition over the group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. Goodwill is recognised as an asset and amortised on a straight-line basis following an assessment of its foreseeable life. Current estimates of goodwill's useful life do not exceed 20 years.

    On disposal of a subsidiary, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

    Goodwill occurring before 1 October 2000 was transferred directly to reserves and is not restated as allowed by the transitional provisions of AC 131—Business Combinations.

Fiscal year

    The group has changed its financial year to end on the Sunday closest to the last day of September. Until last year, the financial year end was the closest Wednesday. These financial years ended on 30 September 2001 ("year ended September 2001"), 27 September 2000 ("year ended September 2000") and 29 September 1999 ("year ended September 1999").

Property, plant and equipment

    Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses.

    Cost includes all costs incurred to bring the plant to the location and condition for its intended use and includes financing costs.

    Depreciation is calculated on a straight-line basis over the effective useful lives of the assets. No depreciation is provided on land. The effective useful lives of the major categories of property, plant and equipment are:

Production buildings	10–45 years
Other buildings	9–45 years
Plant —pulp and paper mill equipment, major items	10–40 years
—other	5–15 years
Motor vehicles	4–5 years
Office equipment	3–10 years

Leased assets and assets acquired under suspensive sale agreements

    Property, plant and equipment acquired under finance leases and suspensive sale agreements are capitalised at fair value at the date of acquisition.

    Capitalised leased assets are amortised over the lesser of the lease term and the effective useful life of the asset.

    Finance costs are accrued and expensed annually, based on the effective rate of interest applied consistently to the remaining balance of the liability and are included in the related liability. This liability is reduced as and when payments are made in terms of the agreements.

SAPPI LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

2. Accounting policies (Continued)

    Operating leases, mainly for the rental of premises and certain office equipment, are not capitalised and rentals are expensed on a straight-line basis over the lease term.

Plantations

    Plantations are stated at the lower of cost less depletions and realisable value. Cost includes all expenditure incurred on acquisition, forestry development, establishment and maintenance of plantations, and finance charges.

    Depletions include the cost of timber felled, including finance charges, which is determined on the average method, plus amounts written off standing timber to cover loss or damage caused, for example, by fire, disease and stunted growth.

Intangible assets

Research and development

    Research costs are expensed against income in the year in which they are incurred.

    Development costs which relate to the design and testing of new improved materials, products or processes are recognised as an asset to the extent that it is expected that such assets will generate future economic benefits. Such assets are amortised on a straight-line basis over their estimated useful lives. To date all development costs have been expensed.

Patents

    Patents acquired are capitalised at cost and amortised on a straight-line basis over their estimated useful lives, which is on average 10 years.

Impairment

    The carrying amounts of the group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset may be impaired, its recoverable amount is estimated. The recoverable amount is the higher of its net selling price and its value in use.

    In assessing value in use, the expected future cash flows from the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the weighted average cost of capital and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

    For an asset that does not generate cash inflows that are largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised in the income statement whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

    A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years. For goodwill a recognised impairment loss is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur and the increase relates clearly to the reversal of the effect of that specific event.

Borrowing costs

    Borrowing costs that are directly attributable to qualifying assets are capitalised. Qualifying assets are those that necessarily take a substantial period of time to prepare for their intended use or sale. Capitalisation continues up to the date that the assets are substantially ready for their intended use or sale. Capitalisation is suspended during extended periods in which active development is interrupted.

Inventories

    Inventories are valued at the lower of cost, determined on the first-in-first-out ("FIFO") basis, and net realisable value. All damaged or substandard materials and obsolete, redundant or slow moving inventories are written down to their estimated net realisable values.

    The cost of raw materials, consumable stores and spares is the delivered landed cost, while the cost of work in progress and finished goods includes both direct costs and production overheads.

    Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

Share repurchases

    Shares repurchased by the company are cancelled. Shares held by subsidiaries are treated as treasury shares and are presented as a reduction from equity. Gains or losses on disposals of treasury shares are accounted for directly in equity.

Deferred taxation

    Deferred taxation is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

    A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Provisions

    Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation. Where the effect of discounting is material, provisions are discounted. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Foreign currencies

Foreign currency transactions

    Transactions in foreign currencies are recorded at the rates of exchange ruling on the transaction date. Monetary items denominated in foreign currencies are translated at rates of exchange ruling at balance sheet date. Gains and losses and costs associated with foreign currency transactions are taken to income in the period to which they relate.

Financial statements of entities reporting in currencies other than the US Dollar

    The financial statements are translated to US Dollars as follows:

  •
  Assets and liabilities at rates of exchange ruling at balance sheet date.

  •
  Income, expenditure and cash flow items at average rates.

    Differences arising from the translation of the opening net investment at the rates ruling at balance sheet date and income and expenditure at average rates are taken directly to reserves.

    The group used the following exchange rates for financial reporting purposes:

Selected currencies

	Rate at
	September 2001	September 2000
ZAR to one US$	8.9386	7.2240
GBP to one US$	0.6796	0.6869
EUR to one US$	1.0909	1.1393
	Average annual rate
	September 2001	September 2000	September 1999
ZAR to one US$	7.9574	6.5472	6.0122
GBP to one US$	0.6945	0.6371	0.6122
EUR to one US$	1.1293	1.0288	0.9069

Environmental expenditures and liabilities

    Environmental expenditures that pertain to current operations or relate to future revenues are expensed or capitalised consistent with the company's capitalisation policy. Expenditures that result from the remediation of an existing condition caused by past operations, and do not contribute to current or future revenues, are expensed. Environmental accruals are recorded based on current interpretation of environmental laws and regulations when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Amounts accrued do not include third-party recoveries. Liabilities are recognised for remedial activities when the clean-up is probable and the cost can be reasonably estimated. All available information is considered including the results of remedial investigation/feasibility studies ("RI/FS"). In evaluating any disposal site environmental exposure, an assessment is made of the company's potential share of the remediation costs by reference to the known or estimated volume of the company's waste that was sent to the site and the range of costs to treat similar waste at other sites if a RI/FS is not available.

Revenue recognition

    Revenue is the net sales value of all products sold to third parties after the deduction of rebates and excludes value added tax.

    Revenue is recognised when significant risks and rewards of ownership are transferred to the buyer, costs can be measured reliably and receipt of the future economic benefits is probable.

Government grants

    Government grants are recognised as income over the periods necessary to match them with the related costs which they are intended to compensate.

Discontinuing operations

    A discontinuing operation results from the sale or abandonment of an operation that represents a separate major line of business and of which the assets, net profit or loss and activities can be distinguished physically, operationally and for financial reporting purposes.

Cash and cash equivalents

    Cash and cash equivalents consist of highly liquid investments with insignificant interest rate risk and original maturities of three months or less. Similar investments with maturities beyond three months are considered short-term marketable securities.

Financial instruments

Measurement

    Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as set out below.

Investments

    Listed investments are carried at market value, which is calculated by reference to stock exchange quoted selling prices at the close of business on the balance sheet date. Other investments are shown at fair value.

Trade and other receivables

    Trade and other receivables originated by the group are stated at cost less provision for doubtful debts.

Cash and cash equivalents

    Cash and cash equivalents are measured at fair value, based on the relevant exchange rates at balance sheet date.

Financial liabilities

    Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisations.

Derivative instruments

    Derivative instruments are measured at fair value.

Gains and losses on subsequent measurement

    Gains and losses arising from a change in the fair value of financial instruments that are not part of a hedging relationship are included in net profit or loss in the period in which the change arises.

    For the purposes of hedge accounting, hedges are classified into two categories: (a) fair value hedges which hedge the exposure to changes in the fair value of a recognised asset or liability; and (b) cash flow hedges, which hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

    In relation to fair value hedges which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument to fair value is recognised immediately against income. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised against income.

    In relation to cash flow hedges which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders' equity and the ineffective portion is recognised against income. For cash flow hedges affecting future transactions, the gains or losses which are recognised in shareholders' equity are transferred to income in the same period in which the hedged transaction affects income. Where the hedged transaction results in the recognition of an asset or a liability, then at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in shareholders' equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

Employee benefits

Post employment benefits—pensions

    The policy of the group is to provide retirement benefits for its employees. The group's contributions to defined contribution plans in respect of service during a particular period are recognised as an expense in that period. The current service cost in respect of defined benefit plans is recognised as an expense in the current period. Past service costs, experience adjustments, the effects of changes in actuarial assumptions and plan amendments in respect of existing employees in defined benefit plans are recognised as an expense or income over the expected remaining working lives of those employees. The effects of plan amendments in respect of retired employees in defined benefit plans are measured at the present value of the effect of the amendments and recognised as an expense or income in the period in which the plan amendment is made. An asset is only recognised to the extent that the group is able to get a refund or contribution holiday.

Post employment benefits—medical

    The estimated cost of retiree health care and life insurance benefit plans is accrued during the participants' actual service periods up to the dates they become eligible for full benefits.

Workmen's compensation insurance

    Sappi Fine Paper North America has a combination of self-insured and insured workers' compensation programs. The self-insurance claim liability for workers' compensation is based on claims reported and actuarial estimates of adverse developments and claims incurred but not reported.

Equity compensation benefits

    The group grants share options to certain employees under an employee share plan. Costs incurred in administering the scheme are expensed as incurred. No compensation cost is recognised in these financial statements for options or shares granted to employees from employee share plans.

Comparative figures

    Comparative figures have been regrouped or restated where necessary to give a more appropriate comparison.

3. Changes in accounting policies

    During the year the group adopted the following new and revised standards. Where appropriate, comparative figures have been restated.

Employee benefits: AC 116 (revised)

    This revised statement deals with the accounting and disclosure for all employee benefits. The effect of adopting this statement was to reduce the pension asset to its recoverable amount and increase the leave pay provision to the full liability.

Events after the balance sheet date: AC 107 (revised)

    This revised statement requires an adjustment to the financial statements for events after the balance sheet date that provide further evidence of conditions that existed at the balance sheet date and no adjustments for events or conditions that arose after the balance sheet date. The group accordingly changed the treatment of dividends proposed, whereby dividends and secondary taxation on companies (STC) thereon are recorded when the dividend is declared.

Consolidation: special purpose entities: AC 412

    This statement requires the consolidation of special purpose entities, irrespective of their legal structure, in instances where the group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This has resulted in the consolidation of certain entities that were previously not consolidated.

Provisions, contingent liabilities and contingent assets: AC 130

    This statement requires that provisions should only be recognised where the enterprise has a present obligation (legal or constructive) arising as a result of a past event. The effect of adopting this statement was the reversal of the provision for plant renewals and maintenance. Such costs will now be expensed in the period incurred.

    The following new or revised statements had no effect on the historical financial information, but the group's accounting policies were amended in line with the new standards.

  •
  Leases: AC105
  •
  Discontinuing operations: AC 117
  •
  Impairment of assets: AC 128
  •
  Intangible assets: AC 129
  •
  Business combinations: AC 131
  •
  Consolidated financial statements and accounting for investments in subsidiaries: AC 132
  •
  Financial instruments: recognition and measurement: AC 133
  •
  Government grants: AC 134
  •
  Share capital—reacquired own equity instruments (Treasury shares): AC 416

    The effects of the above changes are as follows:

				September
			Net after taxation
	Gross	Taxation		2001	2000	1999
	(US$ in million)
Restatement of opening distributable reserves in respect of prior year adjustments
Employee benefits	(104)	31	(73)	(73)	(73)	(65)
Events after the balance sheet date	60	—	60	60	45	39
Consolidation: special purpose entities	(9)	—	(9)	(9)	(9)	(9)
Provisions, contingent liabilities and contingent assets	2	—	2	2	2	2

	(51)	31	(20)	(20)	(35)	(33)

Restatement of opening non-distributable reserves in respect of prior year adjustments
Employee benefits	14	—	14	14	7	4
Consolidation: special purpose entities	2	—	2	2	1	—
Provisions, contingent liabilities and contingent assets	1	—	1	1	—	—

	17	—	17	17	8	4

    The effect on net profit for the current and comparative periods is not material.

4. Operating profit

	September
	2001	2000	1999
	(US$ in million)
Operating profit is arrived at after taking into account the items detailed below:
Leasing charges for premises	15	15	16
Leasing charges for plant and equipment on operating leases	41	42	41
Remuneration paid other than to bona fide employees of the company in respect of:	48	46	55
—technical services	22	20	20
—administration services	26	26	35
Auditors' remuneration:	5	5	4
—fees for audit	3	3	3
—fees for other services	2	2	1
Research and development costs	13	15	16
Employee costs	707	769	816

5. Non-trading loss

	September
	2001	2000	1999
	(US$ in million)
(Profit) loss on sale of business	(2)	(21)	6
Loss (profit) on sale of property, plant and equipment	2	(4)	(7)
Restructuring costs	3	5	7
Mill closure costs	183	—	43
Asset impairment	6	8	25
Deferred finance costs written off on early settlement of loans	9	17
Other	6	(3)	—

	207	2	74
Attributable tax	(77)	(2)	(22)

	130	—	52

6. Net finance costs

	September
	2001	2000	1999
	(US$ in million)
Gross interest and other finance costs*	156	182	228
Interest received	(31)	(38)	(38)
Interest capitalised	(33)	(47)	(45)

	92	97	145

Gross interest capitalised	45	51	64
Excess interest cost over recoverable amount—charged against net finance costs	(12)	(4)	(19)
Amortisation of previously capitalised interest—charged against operating profit	(15)	(18)	(18)

Net interest capitalised	18	29	27

* This includes net foreign exchange gains of	1	9	10

7. Taxation

	September
	2001	2000	1999
	(US$ in million)
Current tax:
Current year	65	63	28
Prior year under (over) provision	19	9	(10)
Withholding and other taxes	4	1	3
Deferred tax:
Current year	(58)	124	56
Prior year adjustment	(18)	—	(4)
Attributable to a reduction in the tax rate	(3)	—	(27)

	9	197	46

Due to the utilisation of previously unrecognised tax losses, the deferred tax expense for the year has been reduced by:	22	33	33

	%	%	%
Reconciliation of the tax rate:
South African statutory taxation rate	30.0	30.0	30.0
Foreign taxation rate differential	(17.1)	3.5	(0.4)

Weighted average statutory taxation rate	12.9	33.5	29.6
(Non-taxable income) non-deductible expenses	(18.2)	(2.9)	5.8
Effect of reduction in tax rates	(2.1)	—	(14.1)
Deferred tax asset not recognised	11.4	0.6	3.5
Other taxes	1.0	0.1	1.4
Prior year under (over) provision	1.2	3.1	(0.1)

Effective rate of taxation	6.2	34.4	26.1

SAPPI LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

8. Earnings per share and headline earnings per share

Earnings per share (EPS)

    Earnings per share (EPS) is based on the group's net profit divided by the weighted average number of shares in issue during the year under review.

	September 2001			September 2000			September 1999
	Net profit	Shares	Per share	Net profit	Shares	Per share	Net profit	Shares	Per share
	(US$ in million)	(in million)	(US cents)	(US$ in million)	(in million)	(US cents)	(US$ in million)	(in million)	(US cents)
Basic EPS	138	232.8	59	363	236.9	153	114	223.8	51
Share options under Sappi share incentive scheme	—	2.4	—	—	2.8	—	—	1.6	—
Other share options	—	—	—	7	5.8	114	5	9.3	53

Diluted EPS	138	235.2	59	370	245.5	151	119	234.7	51

    The diluted EPS calculations exclude the effect of the convertible guaranteed notes (see note 16) and certain share options granted under the Sappi share incentive scheme as they would be anti-dilutive.

9. Property, plant and equipment

	September
	2001	2000
	(US$ in million)
Land and buildings
At cost	938	925
Depreciation	376	333

	562	592

Plant and equipment
At cost	4,224	4,261
Depreciation	2,048	1,919

	2,176	2,342

Capitalised leased assets
Plant & equipment at cost	461	446
Depreciation	309	285

	152	161

Aggregate cost	5,623	5,632
Aggregate depreciation	2,733	2,537

Aggregate book value	2,890	3,095

    The movement on property, plant and equipment is reconciled as follows:

	September 2001				September 2000
	Land and Buildings	Plant and Equipment	Capitalised leased assets
				Total	Total
	(US$ in million)
Net book value at beginning of year	592	2,342	161	3,095	3,630
Additions	26	244	23	293	221
Interest capitalised	—	1	1	2	—
Disposals	(2)	(2)	—	(4)	(32)
Depreciation	(30)	(247)	(23)	(300)	(320)
Impairment (including Mobile closure)	(6)	(108)	—	(114)	(7)
Translation difference	(18)	(54)	(10)	(82)	(397)

Net book value at end of year	562	2,176	152	2,890	3,095

    Details of land and buildings are available at the registered offices of the respective companies (refer note 26 for details of encumbrances).

10. Deferred taxation

	September 2001		September 2000
	Assets	Liabilities	Assets	Liabilities
		(US$ in million)
Current:
Other liabilities, accruals and prepayments	1	69	1	11
Inventory	—	(6)	—	(11)

Current deferred tax asset	1	63	1	—

Non-current:
USA alternative minimum tax credit carry forward	—	67	—	81
Tax loss carryforward	64	178	93	105
Accrued and other liabilities	7	64	10	61
Property, plant and equipment	25	(443)	19	(435)
Plantations	(7)	(90)	(10)	(103)
Other—assets	10	41	1	33
Other—liabilities	(16)	(132)	—	(155)

Non-current deferred tax asset (liability)	83	(315)	113	(413)

Sub total	84	(252)	114	(413)
Deferred tax assets not recognised	(80)	(133)	(77)	(87)

Total	4	(385)	37	(500)

Net deferred tax liability		(381)		(463)

    Negative asset and liability positions reflect the impact of tax assets and liabilities arising in different tax jurisdictions, which cannot be netted against tax assets and liabilities arising in other tax jurisdictions.

    The recognised deferred tax assets relate mostly to unused tax losses. It is expected that there will be sufficient tax profits in the future against which these losses can be recovered.

The unrecognised deferred tax assets relate to the following:

	September
	2001	2000
	(US$ in million)
Deductible temporary differences	64	26
Tax losses	149	138

	213	164

The following table shows the movement in the unrecognised deferred tax assets for the year:

	September
	2001	2000
	(US$ in million)
Opening balance	(164)	(190)
Unrecognised deferred tax assets originating during the current year	(44)	(3)
Movement in foreign exchange rates	(5)	29

Closing balance	(213)	(164)

Reconciliation of net deferred tax liability.

	September
	2001	2000
	(US$ in million)
Net deferred tax liability at beginning of year	(463)	(381)
Deferred tax charge for the year	58	(124)
Tax credit originating	(24)	(16)
Prior year adjustment	18	—
Rate adjustment	3	—
Translation differences	27	58

Net deferred tax liability at end of year	(381)	(463)

    A deferred tax liability of US$31 million (September 2000: US$30 million) in regard to investments in subsidiaries has not been recognised as the applicable tax law provides a means by which the reported amounts of the investments can be recovered and the group expects that it will ultimately use that means.

11. Other non-current assets

	September
	2001	2000
	(US$ in million)
Deferred expenditure	4	22
Patents	9	11
Loan to executive share purchase trust participants	5	12
Unlisted and other investments and loans at cost and directors' valuation	60	34
Post-employment benefits—pension asset	20	17
Fair value of derivative instruments	30	—

	128	96

Deferred expenditures are recorded net of accumulated amortisation of	77	61
Patents are recorded net of accumulated amortisation of	12	10

12. Trade and other receivables

	September
	2001	2000
	(US$ in million)
Trade accounts receivable, gross	87	174
Allowance for doubtful debts	14	11

Trade accounts receivable, net	73	163
Prepayments and other receivables	129	156

	202	319

    Prepayments and other receivables primarily represent amounts due from the sale of energy produced by Sappi Fine Paper North America co-generation facilities, certain outstanding insurance claims, prepaid insurance, prepaid rent and sundry other receivables.

13. Inventories

	September
	2001	2000
	(US$ in million)
Raw materials	87	110
Work in progress	54	66
Finished goods	224	239
Consumable stores and spares	148	140

	513	555

    Included in the above is inventory carried at a net realisable value of US$53 million (September 2000: US$68 million).

14. Ordinary share capital and premium

	September
	2001	2000
	(US$ in million)
Authorised share capital:
325,000,000 (September 2000: 325,000,000) shares of R1 each
Issued share capital:
239,071,892 (September 2000: 239,071,892) shares of R1 each	104	105
Share premium	1,750	1,832

	1,854	1,937

    Included in the issued ordinary shares above are 9,586,124 (September 2000: nil) shares held as treasury shares by a subsidiary (Sappi Share Facilitation Company (Pty) Limited) and will be utilised to meet the requirements of the Sappi Limited Share Incentive Trust.

    Under the authority granted at the annual general meeting of the company's shareholders held on 1 March 2001, the company's directors were authorised to issue the balance of unissued shares to such person or persons on such terms and conditions as they may determine. The authority expires at the next annual general meeting, unless renewed thereat.

    Sappi has a general authority to purchase its shares up to a maximum of 20% of the issued share capital in any one financial year. This is in terms of the annual general meeting of shareholders on 1 March 2001. The general authority is subject to the Listings Requirements of the JSE Securities Exchange South Africa and the Companies Act No. 61 of 1973 of South Africa, as amended.

    17,930,392 (September 2000: 17,930,392) shares have been allocated for the executive share purchase trust of which a total of 1,799,371 (September 2000: 2,724,325) shares were in issue at September 2001.

    11,944,809 (September 2000: 11,944,809) ordinary shares are reserved for the issue in the event of the conversion of the convertible guaranteed notes issued by Sappi BVI Finance Limited (refer note 16).

15. Non-distributable reserves

	September
	2001	2000
	(US$ in million)
Reduction in capital arising from the transfer of share premium under a special resolution dated 14 April 1975	2	2
Capitalisation of distributable reserves	32	32
Legal reserves in subsidiaries	50	43
Foreign currency translation reserve	(1,089)	(971)

	(1,005)	(894)

    The negative balance in the Foreign Currency Translation Reserve represents the cumulative translation effect of the strength of the dollar on the group's equity in rands and other currencies. The translation effect of reporting in US dollars has no impact on the underlying cash flows of the business.

SAPPI LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

15. Non-distributable reserves (Continued)

    The amounts recorded as "Capitalisation of distributable reserves" and "Legal reserves in subsidiaries" represent equity of the company that is not available for distribution as a result of appropriations of equity by subsidiaries and legal requirements, respectively.

16. Interest-bearing borrowings

	September
	2001	2000
	(US$ in million)
Secured borrowings
—Mortgage and pledge over certain assets (refer note 26)	298	392
—Capitalised lease liabilities (refer note 26)	142	101

Total secured borrowings	440	493
Unsecured borrowings	1,063	947

Total borrowings	1,503	1,440
Less: Current portion included in current liabilities	489	162

	1,014	1,278

    The repayment profile of the interest-bearing borrowings is as follows:

	September
	2001	2000
	(US$ in million)
Payable in the year ended September:
2001	—	162
2002	489	426
2003	378	107
2004	122	127
2005	82	210
2006 (September 2000: Thereafter)	59	408
Thereafter	373	—

	1,503	1,440

Capitalised lease liabilities

    Capital (finance) leases are primarily for plant and equipment. Lease terms generally range from 5 to 10 years with options to make early settlements or renew at varying terms. At the time of entering into capital lease agreements, the commitments are recorded at the present value using applicable interest rates. As of September 2001, the aggregate amounts of minimum lease payments and the related imputed interest under capitalised lease contracts payable in each of the next five financial years and thereafter are as follows:

			September
			2001	2000
	Minimum Lease Payments	Interest	Present value of minimum lease payments	Present value of minimum lease payments
	(US$ in million)
Payable in the year ended September:
2001	—	—	—	46
2002	49	(12)	37	30
2003	45	(5)	40	6
2004	39	(15)	24	10
2005	30	(3)	27	6
2006 (September 2000: Thereafter)	14	(1)	13	3
Thereafter	2	(1)	1	—

Total future minimum lease payments	179	(37)	142	101

    Set out below are details of the more significant non-current interest-bearing borrowings in the group at September 2001.

Convertible notes

Type	Currency	Interest p.a.	Value	Conversion	Maturity	Comments
Convertible guaranteed notes (refer note 35)	US$	7.50%	US$243 million (Principal US$250 million, of which US$1 million was repurchased in January 1999 and US$6 million in November 2000)	At holders' option between 26 October 1995 and 25 July 2002 into Sappi Ltd share capital. Price ZAR 76 @ ZAR 3.6450 = US$1	1 August 2002	The issuer, Sappi BVI Finance Limited, can redeem after 1 August 1998. To date US$7 million re-purchased and cancelled

Capitalised leases

Bank	Currency	Interest rate	Value	Security	Expiry	Covenants
Sapnet Trust Nedbank	ZAR	Variable linked to JIBAR	ZAR 185 million	Plant and equipment	March 2005	No covenants
ABSA	ZAR	Variable linked to JIBAR	ZAR 84 million	Plant and equipment	March 2003	Net finance cost cover ratio and debt equity ratio
First National Bank	ZAR	Variable linked to JIBAR	ZAR 48 million	Plant and equipment	September 2006	No covenants
First National Bank	ZAR	Variable effectively based on market rate	ZAR 76 million	Leased assets encumbered	December 2007	Net finance cost cover ratio and debt equity ratio

Secured bank term loans

Bank	Currency	Interest rate	Value	Security	Expiry	Covenants
ABSA	ZAR	Fixed (swapped into variable)	ZAR 167 million	Secured over assets	August 2005	Net finance cost cover
SCMB	ZAR	Fixed (swapped into variable)	ZAR 83 million	Secured over assets	January 2007	No covenants

Redeemable bonds

Bank	Currency	Interest rate	Value	Security	Expiry	Covenants
Town of Skowhegan/ Michigan Strategic Fund/ City of Westbrook	US$	Fixed	US$107 million	Land and Buildings	2022	No covenants

Exchange debentures

Bank	Currency	Interest rate	Value	Security	Expiry	Covenants
United States Trust Company of New York, as trustee	US	$14%	US$135 million	Unsecured	December 2006 (first call date December 2001)	Restrictive covenants

Unsecured bank term loans

Bank	Currency		Interest rate	Value	Expiry	Covenants
Syndicated loan with agent Citibank	US$		Variable	US$250 million	July 2003	Net finance cost cover ratio, equity ratio and net debt to total capitalisation ratio
Consortium of banks with agent Investec	US$		Variable	US$119 million	May 2006	Net finance cost cover and debt to total capitalisation ratio
Österreichische Kontrollbank		EUR	Variable Fixed	EUR 21 million EUR 224 million	December 2001 December 2007	Net finance cost cover ratio and equity ratio
Raffeisen Zentralbank		EUR	Variable Fixed	EUR 9 million EUR 23 million	December 2001 December 2003	Net finance cost cover ratio and equity ratio
European Investment Bank		EUR	Variable Variable Fixed	EUR 80 million EUR 16 million EUR 70 million	December 2004 September 2003 June 2002	Net finance cost cover ratio and equity ratio
MLS Bank		ZAR	Fixed (swapped into variable)	ZAR 400 million	December 2005	Gearing ratio/ interest cover

Financial instruments and other loans

    The group also has financial instruments and other loans with various banks, expiry dates and security, in various currencies at fixed and variable interest rates for amounts totalling US$129 million.

Unused credit facilities

    Set out below is a synopsis of the unused credit facilities by geographic region. These facilities are at various banks in various currencies with various expiry dates.

Geographic region	Interest rate	US$ million
Southern Africa	Variable	188
Europe	Variable	1,092
North America	Variable	79

17. Other non-current liabilities

	September
	2001	2000
	(US$ in million)
Post-employment benefits—pension obligations (refer note 29)	86	89
Post-retirement benefits other than pension obligations (refer note 30)	85	79
Workmen's compensation	8	11
Unfavourable contracts	8	10
Restructuring provisions (refer note 18)	24	12
Fair value of derivative instruments	2	—
Other	28	17

	241	218

18. Provisions

	September
	2001	2000
	(US$ in million)
Other provisions	35	34
Restructuring provisions	46	21

	81	55

    Summary of movement in provisions:

		Restructuring provisions
	Other provisions
		Severance & related costs	Retrenchment costs	Lease cancel & penalty cost	Other restructuring	Total restructuring
Balance at September 1999	37	15	2	—	40	57
Increase in provisions	5	3	1	—	3	7
Utilised	(7)	(5)	(1)	—	(18)	(24)
Translation effect	(1)	(2)	—	—	(5)	(7)

Balance at September 2000	34	11	2	—	20	33
Increase in provisions	8	31	3	28	41	103
Utilised	(7)	(4)	(2)	(5)	(24)	(35)
Released during the year	—	(4)	(1)	(14)	(5)	(24)
Transfer to pension obligations	—	—	—	—	(8)	(8)
Translation effect	—	—	—	—	1	1

Balance at September 2001	35	34	2	9	25	70

	September
	2001	2000
	(US$ in million)
Included in other non-current liabilities (refer note 17)	24	12
Included in provisions	46	21

Total restructuring provisions	70	33

September 2001 Restructuring Plans

Sappi Fine Paper North America

    During the financial year ended September 2001, Sappi Fine Paper North America announced the closure of the Mobile mill. The closure has already affected 268 employees and costs of US$76 million relating to closure of operations, relocation of plant facilities, retrenchment, severance and other related costs were incurred and have been included in the income statement as mill closure cost. The provision at September 2001 was US$50 million.

Sappi Fine Paper Europe

    During the year, a programme was started to reskill certain employees at the Maastricht mill for alternative employment. It is expected to affect 40 people of whom 2 were affected by year end. The restructuring provision was increased by US$3 million for this programme. The provision at year end September 2001 was US$3 million for the severance, training and legal costs. During the year, Blackburn mill changed the shift system from five shifts to four shifts. This is anticipated to affect 22 people of whom 6 had been affected by year end September 2001. The increase in the restructuring provision was US$1 million which remains on the balance sheet at year end.

September 2000 Restructuring Plans

Sappi Forest Products

    During the financial year ended September 2000, Sappi Forest Products closed certain of its mining timber mills and restructured the divisional head office as result of the sale of Novobord. 383 personnel were affected and costs of US$2 million relating to retrenchment, severance, lease cancellation and other related costs were incurred and have been included in the income statement as restructuring costs under "Non-trading loss" (refer note 5). The provision at September 2000 was US$2 million.

Sappi Fine Paper Europe

    During the financial year ended September 2000 the Astralux division of the Blackburn mill was sold. This resulted in an increase in the provision for restructuring of US$2 million. The plan has already affected 45 employees. The provision for severance costs at September 2000 was US$1 million.

19. Cash generated by operations

	September
	2001	2000	1999
	(US$ in million)
Profit before tax per income statement	147	573	176
Adjustment for:
—Depreciation	300	320	336
—Fellings	30	36	22
—Net finance costs	92	97	145
—Mill closure costs	183	—	22
—Asset impairment	6	8	25
—Other non-cash items	13	14	55

	771	1,048	781

20. Decrease (increase) in working capital

	September
	2001	2000	1999
	(US$ in million)
Decrease (increase) in inventories	17	(92)	(21)
Decrease (increase) in receivables	108	(1)	178
(Decrease) increase in payables	(74)	32	(80)

	51	(61)	77

21. Taxation paid

	September
	2001	2000	1999
	(US$ in million)
Amounts unpaid at beginning of year	(57)	(2)	(10)
Translation effects	3	6	5
Amounts charged to the income statement	(88)	(73)	(21)
Amounts unpaid at end of year	48	57	2

Cash amounts paid	(94)	(12)	(24)

22. Dividends paid

	September
	2001	2000	1999
	(US$ in million)
Amounts unpaid at beginning of year	—	—	—
Translation effects	—	3	3
Current year dividend	(60)	(45)	(39)
Amounts unpaid at end of year	—	—	—

Cash amounts paid	(60)	(42)	(36)

23. Replacement of non-current assets

	September
	2001	2000	1999
	(US$ in million)
Property, plant and equipment	(154)	(129)	(122)
Plantations	(28)	(32)	(32)

	(182)	(161)	(154)

24. Proceeds on disposal of non-current assets

	September
	2001	2000	1999
	(US$ in million)
Book value of property, plant and equipment disposed of	4	41	191
(Loss) profit on disposal	(2)	(4)	1

	2	37	192

25. Proceeds on disposal of business

    During the year, the group diposed of its Mining Timber operations. The net book value of the assets and liabilities at the date of disposal were:

	September
	2001	2000	1999
	(US$ in million)
—Non-current assets	—	22	—
—Current assets	3	18	—
—Current liabilities	(3)	(4)	—

Net asset value	—	36	—
Profit on disposal	2	21	—

	2	57	—

26. Encumbered assets

    Suspensive sale agreements are instalment sale agreements which the group has entered into in respect of certain plant and equipment and the assets purchased are encumbered as security for the outstanding liability until such time as the liability is discharged.

    The book values and details of assets which are mortgaged, hypothecated or subject to a pledge as security for borrowings, capitalised leases or suspensive sale agreements are as follows:

	September
	2001	2000
	(US$ in million)
Land and buildings	115	267
Plant and equipment	322	1,112
Other non-current assets	—	46
Inventories	—	210
Cash at bank and on deposit	—	40

	437	1,675

    The refinancing of the Sappi Fine Paper North America credit facilty in September 2001 has removed the encumbrances on most of their assets.

27. Commitments

Capital commitments

	September
	2001	2000
	(US$ in million)
Contracted but not provided	78	73
Approved but not contracted	109	150

	187	223

    The capital expenditure will be financed by funds generated by the business, existing cash resources and borrowing facilities available to the group.

Revenue commitments

    Future minimum obligations under operating leases:

	September
	2001	2000
	(US$ in million)
Payable in the year ended September:
2001	—	47
2002	46	91
2003	37	30
2004	37	31
2005 (September 2000: Thereafter)	34	176
Thereafter	182	—

	336	375

28. Contingent liabilities

	September
	2001	2000
	(US$ in million)
Guarantees and suretyships	79	80
Other contingent liabilities	27	46

    The group is involved in various lawsuits and administrative proceedings. The relief sought in such lawsuits and proceedings includes injunctions, damages and penalties. Although the final results in these suits and proceedings cannot be predicted with certainty, it is the present opinion of the company, after consulting with legal counsel, that they will not have a material effect on the company's consolidated financial position, results of operations or cash flows.

    Certain group companies are subject to taxation queries which could give rise to additional taxation costs. However, management currently believes, based on legal counsel opinion, that no further material costs will arise.

SAPPI LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

29. Post-employment benefits—pensions

    The group operates a number of defined benefit pension schemes covering full-time permanent employees. Such plans have been establised in accordance with applicable legal requirements, customs and existing circumstances in each country. Benefits are generally based upon compensation and years of service. With the exception of our German and Austrian operations, the assets of these schemes are held in separate trustee administered funds which are subject to varying statutory requirements in the particular countries concerned. In terms of these requirements, periodic actuarial valuations of these funds are performed by independent actuaries. Sappi Papier Holding AG holds bonds to the value of US$11 million to cover the pension obligations of Sappi Austria AG.

    Actuarial valuations of all the funds are performed annually.

    Group companies have no other significant post-employment benefit liabilities except for the health care benefits provided to persons in the United States and in South Africa (refer note 30).

    The following table, based on the latest valuations, summarises the funded status and amounts recognised in the group's financial statements for defined benefit plans for the group's operations.

	September 2001			September 2000
	Assets exceed accumulated benefits	Accumulated benefits exceed assets		Assets exceed accumulated benefits	Accumulated benefits exceed assets
	Southern Africa	Europe	United States	Southern Africa	Europe	United States
	(US$ in million)
Change in benefit obligation
Benefit obligations at beginning of year	171	375	207	189	454	204
Service cost	10	11	7	9	12	7
Interest cost	21	18	16	23	23	15
Plan participants' contribution	—	—	—	—	1	—
Amendments	3	7	13	—	2	—
Actuarial loss (gain)	8	20	4	(1)	(37)	(11)
Benefits paid	(17)	(16)	(8)	(16)	(14)	(8)
Translation difference	(36)	14	—	(33)	(66)	—

Benefit obligation at end of year	160	429	239	171	375	207

Change in plan assets
Fair value of assets at beginning of year	200	343	205	220	361	192
Actual return on plan assets	36	(6)	(9)	27	42	10
Acquisition	—	12	—	—	(8)	—
Employer contribution	2	11	5	4	15	11
Plan participants' contribution	3	1	—	4	1	—
Benefits paid	(17)	(13)	(8)	(16)	(12)	(8)
Translation difference	(41)	11	—	(39)	(56)	—

Fair value of assets at end of year	183	359	193	200	343	205

	September 2001			September 2000
	Assets exceed accumulated benefits	Accumulated benefits exceed assets		Assets exceed accumulated benefits	Accumulated benefits exceed assets
	Southern Africa	Europe	United States	Southern Africa	Europe	United States
	(US$ in million)
Funded status
Funded status	23	(70)	(46)	29	(32)	(2)
Unrecognised net actuarial gain (loss)	40	30	4	55	(9)	(39)
Unrecognised prior service cost	3	(2)	5	—	3	9
Contributions	—	—	—	—	—	5

Net prepaid (accrued) post-retirement cost	66	(42)	(37)	84	(38)	(27)
Net prepaid post-retirement cost limited to recoverable amount	(66)	—	—	(84)	—	—

	—	(42)	(37)	—	(38)	(27)

Net periodic pension cost
Service cost	8	12	7	10	14	7
Interest cost	21	25	15	23	23	14
Expected return on plan assets	(25)	(26)	(19)	(29)	(24)	(18)
Amortisation of prior period service cost	—	1	1	3	1	1
Recognised net actuarial loss (gain)	2	—	11	—	1	(1)

Net pension cost charged to operating income	6	12	15	7	15	3

Actuarial assumptions
Discount rate (%)	13.50	5.82	7.50	13.81	5.82	7.75
Compensation increase (%)	11.00	3.25	4.00	12.50	3.18	4.00
Expected long-term return on assets (%)	14.50	5.45	9.25	15.00	6.33	9.25

30. Post-retirement benefits other than pensions

    The group sponsors defined benefit post-retirement plans that provide certain health care and life insurance benefits to eligible retired employees of the United States and South African operations. Full provision is made for the liability. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of service.

    Actuarial valuations of all the plans are performed annually.

    The following schedule provides the plans' funded status and obligations for the group.

	September 2001		September 2000
	South Africa	United States	South Africa	United States
	(US$ in million)
Change in benefit obligation
Benefit obligation at beginning of year	30	60	34	50
Service cost	1	3	1	3
Interest cost	4	5	3	4
Amendments	—	4	(1)	—
Actuarial loss	—	11	—	5
Benefits paid	(1)	(3)	(1)	(2)
Translation difference	(6)	—	(6)	—

Benefit obligation at end of year	28	80	30	60

Funded status
Funded status	(28)	(80)	(30)	(60)
Unrecognised net actuarial gain	—	17	—	7
Unrecognised prior service cost	—	(1)	—	(1)

Net accrued post-retirement cost	(28)	(64)	(30)	(54)

Net periodic post-retirement benefit cost
Service cost	1	3	1	2
Interest cost	4	5	4	4
Expected return on plan assets	1	—	—	—
Amortisation of prior service cost	—	4	—	—

Net post-retirement benefit cost charged to operating income	6	12	5	6

Actuarial assumptions
Discount rate to estimate accumulated benefit (%)	13.0	8.0	15.0	7.5
Health care cost trend rates to value APBO (%)	11.0	10.0	13.0	7.0
which gradually reduce to an ultimate rate of (%)	11.0	5.0	13.0	5.0
over a period of (years)	0	5	0	9

    The health care cost trend rates assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation (APBO) as of September 2001 by US$10 million (September 2000: US$9 million) and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the year then ended by US$1 million (September 2000: US$1 million).

31. Equity compensation benefits

  The Sappi Limited Share Incentive Trust

    Prior to the Annual General Meeting of Shareholders held on 2 March 2000 (the "General Meeting"), the aggregate number of shares which could be made available for the Share Incentive Trust (the "Trust") was not to exceed fifteen million shares, and no single participant could acquire more than 1,500,000 shares, provided that in specified circumstances, both such limits would increase or reduce ratably in accordance with an increase or reduction in the issued share capital of Sappi Limited. The General Meeting approved an amendment to the first limit, increasing the aggregate number of shares that may be issued under the Trust to a number corresponding to 7.5% of the issued share capital of Sappi Limited from time to time.

    The amount payable by a participant for Trust Shares, Share Options or Allocation Shares is the closing price at which shares are traded on the JSE on the trading date immediately preceding the date upon which the Board authorised the grant of the opportunity to acquire relevant Trust Shares, Share Options or Allocation Shares, as the case may be, to a participant. Pursuant to a recent resolution of the Board of Directors of Sappi (the "Board") passed in accordance with the rules of the Trust, Trust Shares may be released from the Trust to participants, Share Options may be exercised by participants and Allocation Shares may be delivered to participants as follows: (i) 20% of the total number of shares after one year has elapsed from the date of acceptance by the participant of the grant; (ii) up to 40% of the total number of shares after two years have elapsed from the date of acceptance by the participant of the grant; (iii) up to 60% of the total number of shares after three years have elapsed from the date of acceptance by the participant of the grant; (iv) up to 80% of the total number of shares after four years have elapsed from the date of acceptance by the participant of the grant and (v) the balance of the shares after five years have elapsed from the date of acceptance by the participant of the grant; provided that the Board may, at its discretion, anticipate or postpone such dates. Prior to the General Meeting held on 2 March 2000, the Trust provided that Share Options will lapse, among other reasons, if they remain unexercised after the tenth anniversary of the acceptance and that Trust Shares and Allocation Shares must be paid for in full by participants by no later than the tenth anniversary of the acceptance. However, the General Meeting approved an amendment to decrease the aforesaid ten-year period to eight years, in respect of offers made since 3 December 1999. The Board has resolved that the benefits under the Trust of Participants will be accelerated in the event of a change of control of the company as defined in the Trust, becoming effective (a) if, in concluding the change of control, the Board in office at the time immediately prior to the proposed change of control being communicated to the Board ceases to be able to determine the future employment conditions of the group's employees or (b) unless the change of control is initiated by the Board. Participants shall be entitled to require such acceleration by written notice to the company within a period of 90 days after the date upon which such change of control becomes effective.

    Share Option and Allocation Share Option activity was as follows during the financial years ended September 2000 and 2001:

	Share Options	Weighted average exercise price (US$)	Allocation Share Options	Weighted average exercise price (US$)
Outstanding at September 1999	3,245,256	5.72	2,144,900	4.66
Granted	1,557,250	6.13	908,000	4.84
Exercised	(127,739)	6.25	(58,500)	5.37
Forfeited	(224,808)	—	(2,700)	—
Outstanding at September 2000	4,449,959	6.65	2,991,700	5.85
Granted	791,700	6.27	606,750	6.26
Exercised	(1,441,327)	4.13	(1,059,783)	3.61
Forfeited	(61,153)	7.31	(76,600)	3.82
Outstanding at September 2001	3,739,179	4.39	2,462,067	4.36

    The following table summarises the status of Share Options and Allocation Share Options outstanding and exercisable as of September 2001.

Share Options Outstanding				Share Options Exercisable
Range of exercise price (US$)	Number	Wtd avg remaining life	Wtd avg exercise price (US$)	Number	Wtd avg exercise price (US$)
2.23 to 3.13	1,457,850	74 months	2.42	679,690	2.37
3.90 to 5.48	990,900	81 months	5.15	161,360	3.95
6.01 to 7.55	1,290,429	84 months	6.04	307,349	6.10
Allocation Share Options Outstanding				Allocation Share Options Exercisable
Range of exercise price (US$)	Number	Wtd avg remaining life	Wtd avg exercise price (US$)	Number	Wtd avg exercise price (US$)
2.22 to 2.47	915,617	82 months	2.38	445,190	2.35
3.90 to 5.48	823,650	86 months	5.10	143,360	4.04
6.02	722,800	75 months	6.02	144,560	6.02

    220,300 scheme shares (September 2000: 488,500) were granted at a weighted average exercise price per share of US$6.27 (September 2000: US$6.13).

    The Sappi Limited Share Incentive Trust has forward purchased 6,244,867 Sappi Limited shares from a subsidiary of Sappi Limited. This subsidiary purchased the Sappi Limited shares on the open market. The delivery and payment for these shares purchased by the Trust is deferred until it requires the shares to meet its obligations to the participants of the Trust.

    Share Options and Allocation Shares to executive directors, which are included in the above figures, are as follows:

Number of options/shares
At beginning of year	925,000
Share Options and Allocation Shares granted	205,000
Share Options and Allocation Shares exercised	(157,000)

At end of year	973,000

    Share Options and Allocation Shares exercised by executive directors during the year had an average exercise price per share of US$2.52 and average market price per share of US$7.21.

    The following table sets forth certain information with respect to the 973,000 Share Options and Allocation Shares granted by Sappi to executive directors.

Issue date	Number of options/ shares	Expiration date	Exercise price (ZAR)
24 February 1997	40,000	24 February 2007	34.90
19 January 1998	85,000	19 January 2008	19.90
27 May 1998	100,000	27 May 2008	27.90
11 December 1998	135,000	11 December 2008	22.10
1 April 1999	64,000	1 April 2009	21.30
9 June 1999	64,000	9 June 2009	39.00
21 December 1999	280,000	21 December 2007	53.85
15 January 2001	155,000	15 January 2009	49.00
30 March 2001	50,000	30 March 2009	61.00

32. Financial Instruments

    The group's financial instruments consist mainly of cash and cash equivalents, accounts receivable, certain investments, accounts payable, borrowings and derivative instruments.

1—Risk management objectives and policies

    The principal market risks (that is the risk of loss arising from adverse changes in market rates and prices) to which Sappi is exposed through financial instruments are:

  •
  interest rates on non-current borrowings;

  •
  foreign exchange rates, generating translation and transaction gains and losses.

Interest rate risk

    Sappi has a policy of maintaining a balance between fixed rate and variable rate loans that enables it to minimise, on a cost effective basis, the impact on reported earnings while maintaining a reasonably competitive, market-related cost of funding. The specific balance is determined separately for the European, North American and southern African businesses of Sappi to reflect more accurately the different interest rate environments in which these businesses operate. We monitor market conditions and may utilise interest rate derivatives to alter the existing balance between fixed and variable interest loans in response to changes in the interest rate environment.

Currency risk

    Sappi's foreign exchange policy consists of the following principal elements:

  •
  The majority of the borrowings in each country are made in the currency of that country.

  •
  Sappi manages its foreign exchange translation exposure by financing its equity investments in different currencies with similar currency ratios of equity to debt finance. This does not necessarily protect the absolute amounts of equity investment or of profit after finance costs from exchange rate movements.

  •
  All external borrowings raised in currencies other than the domestic operating currency of the borrowing entity are immediately and continuously protected by forward exchange contracts.

  •
  All consummated (i.e. invoiced) sales and non-capital imports in foreign currencies are initially netted on a global basis, with the resulting net exposure being covered by forward exchange contracts against subsequent fluctuations in exchange rates.

  •
  Hedging against trading transactions not yet invoiced is strictly limited. Deviations from these rules require specific board approval.

    The limitations referred to relate to:

    •
    material capital expenditures for which forward exchange contracts are always taken out as and when the expenditure is committed; and

    •
    anticipated exports and imports where the purchase of forward exchange contracts/currency options is restricted to a maximum period of six months.

  •
  No speculative positions are permitted.

  •
  Centralised control is maintained over group net currency exposures and the use of hedging instruments.

Credit risk

    A significant portion of the group's sales and accounts receivable are from major customers. Credit insurance has been taken out over most of the European trade receiveables.

    None of the group's other financial instruments represent a concentration of credit risk because the group has dealings with a variety of major banks and customers world-wide.

SAPPI LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

32. Financial Instruments (Continued)

2—Interest rate risk and currency risk

Interest-bearing borrowings

    The table below provides information about Sappi's non-current borrowings that are sensitive to changes in interest rates and currency exchange rates. The table presents principal cash flows by expected maturity dates. The average fixed effective interest rates presented below are based on weighted average contract rates applicable to the amount expected to mature in each respective year. Forward looking average variable effective interest rates for the financial years ended September 2002 and thereafter are based on the yield curves for each respective currency as published by Reuters on 28 September 2001. The information is presented in US$, which is Sappi's reporting currency.

	Expected maturity date—September
	2002	2003	2004	2005	2006	2007+	Total	Fair Value
	(US$ equivalent in millions)
US Dollar
Fixed rate	243	—	—	—	—	241	484	496
Average interest rate (%)	7.50	—	—	—	—	10.81	9.15
Variable rate	25	275	25	25	19	5	374	374
Average interest rate (%)	7.49	4.27	7.49	7.49	7.49	—	5.00
EUR
Fixed rate	80	35	59	35	35	72	316	322
Average interest rate (%)	5.20	5.32	5.00	5.33	5.33	5.04	5.17
Variable rate	94	42	27	7	—	—	170	170
Average interest rate (%)	4.36	4.72	4.80	4.80	—	—	4.53
Rand
Variable rate	47	26	11	15	5	55	159	159
Average interest rate (%)	11.05	11.52	15.62	12.75	14.13	13.59	12.59
Total
Fixed rate	323	35	59	35	35	313	800	818
Average interest rate (%)	6.93	5.32	5.01	5.34	5.33	9.48	7.58
Variable rate	166	343	63	47	24	60	703	703
Average interest rate (%)	6.71	4.87	7.82	8.78	8.83	12.21	6.61
Fixed and variable	489	378	122	82	59	373	1,503	1,521

    The fair value of non-current borrowings is estimated by Sappi based on the market rates quoted by Reuters for non-current borrowings with fixed interest rates and on quotations provided by internationally recognised pricing services for notes, exchange debentures and revenue bonds.

    The range of interest rates in respect of all non-current borrowings, comprising both fixed and floating rate obligations, is between 4.27% and 15.62%. At September 2001, 53.2% of Sappi's non-current borrowings were at fixed rates of interest, and 46.8% were at floating rates. Floating rates of interest are based on LIBOR (London Interbank Offered Rate), on EURIBOR (European Interbank Offered Rate) and on JIBAR (Johannesburg Interbank Agreed Rate). Fixed rates of interest are based on contract rates.

    Sappi's southern African operations have in the past been particularly vulnerable to adverse changes in short-term domestic interest rates, as a result of the emerging market status of the South African money markets. During 2001, domestic interest rates have been relatively stable within a range from 10.3% to 9.0% for the 3-month JIBAR.

Interest rate derivatives

    Sappi uses interest rate options, caps, swaps and forward rate agreements as a means of managing interest rate risk associated with outstanding borrowings entered into in the normal course of business. Sappi does not use these instruments for speculative purposes. Certain interest rate derivative financial instruments are subject to hedge accounting.

    As at September 2001, Sappi had five interest rate swap contracts outstanding. They were for a total amount of US$188 million and had a favourable fair value of US$19 million. Four interest swaps converted fixed interest rates of 17.65% (2 contracts), 14.88% and 18.00% respectively into variable interest rates and one interest swap converted a variable interest rate into a fixed interest rate of 10.31%.

    In addition, at September 2001, Sappi had four caps, two forward rate agreements and one zero cost collar, with a fair value of negative US$1 million.

Instrument	Interest Rate	Maturity date	Nominal value	Fair value
			(US$ in million)	(US$ in million)
Caps:
1	19.00%	March 2002	17	—
2	19.00%	March 2002	17	—
3	19.30%	November 2005	30	—
4	19.00%	September 2003	18	—
Collars:
1
—Cap	19.00%	February 2003	9	—
—Floor	14.10%	February 2003	9	—
Interest rate swaps:
1	17.65% to variable	February 2003	56	3
2	17.65% to variable	February 2003	56	5
3	14.88% to variable	December 2005	Amortising	9
4	18.00% to variable	March 2003	Amortising	2
5	10.31% fixed	March 2003	11	—
FRA (Forward Rate Agreement):
1	10.30%	August 2002	56	—
2	9.90%	February 2003	56	—

Total				19

    The fair value of interest rate options, caps, swaps and forward rate agreements is the estimated amount that Sappi would pay or receive to terminate the agreement at the balance sheet date, taking into account current interest rates and the current creditworthiness of the counterparties.

3—Fair values

    All financial instuments are carried at fair value, except the non-current interest-bearing borrowings at fixed rates of interest. Where these fixed rates of interest have been hedged into variable rates of interest, and where hedge accounting has been applied, then these non-current interest-bearing borrowings are carried at fair value.

    At September 2001 the carrying amount of the total non-current interest-bearing borrowings was US$1,014 million (September 2000: US$ 1,278 million) and their fair value was US$1,025 million (September 2000: US$1,289 million). The fair value of these borrowings was estimated based on quotations from its investment bankers. No financial assets were carried at an amount in excess of fair value.

    The carrying amounts for cash, cash equivalents, accounts receivable, certain investments, accounts payable and current portion of interest-bearing borrowings approximate fair value due to the short-term nature of these instruments.

4—Foreign currency forward exchange contracts

    The group's foreign currency forward exchange contracts at September 2001 and September 2000 are detailed below.

	September 2001		September 2000
	Contract Amount	Fair Value	Contract Amount	Fair Value
	(US$ in million)
US Dollar denominated—net sold	(109)	(7)	(111)	(6)
Euro denominated—net purchased	56	1	27	—

	(53)	(6)	(84)	(6)

    The fair value of foreign currency contracts was estimated by the group based upon quotations from Reuters. These foreign currency contracts will mature in the year ended September 2002.

    All forward currency exchange contracts and options are valued at fair value with the resultant profit or loss included in the finance costs for the period.

5—Asset backed securitisation

    The group has various asset backed securitisation facilities. The assets concerned have been derecognised from the balance sheet.

    The securitised accounts receivable have been derecognised on the basis that the group no longer controls these assets. A liability has been recognised for the fair value of the group's obligation to service securitised accounts receivable.

    Details of these securitisation facilities at September 2001 are set out below.

Bank	Currency		Value	Facility	Discount charges
ABN-Amro	US$		US$129 million	US$207 million	Linked to 1 month US$ LIBOR
Creditanstalt		EUR	EUR 140 million	EUR 140 million	Linked to 3 month EURIBOR
State Street Bank		EUR	EUR 77 million	EUR 100 million	Linked to 1 month EURIBOR
State Street Bank	US$		US$91 million	US$100 million	Linked to 1 month EURIBOR

33. Segment information

    The group has two reportable segments which operate as separate business units: Sappi Fine Paper and Sappi Forest Products. The regional information shows North America, Europe, southern Africa and the Far East.

    The accounting policies of the segments are the same as those described in the summary of significant accounting policies (refer note 2). The group accounts for intragroup sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. All such sales and transfers are eliminated on consolidation.

	Sappi Fine Paper			Sappi Forest Products			Corporate & other			Group
	September			September			September			September
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
External sales	3,452	3,828	3,675	732	890	747	—	—	—	4,184	4,718	4,422
Intragroup sales	321	295	344	466	549	468	—	—	—	787	844	812
Total sales	3,773	4,123	4,019	1,198	1,439	1,215	—	—	—	4,971	5,562	5,234
Operating profit	248	451	306	194	224	87	4	(3)	2	446	672	395
Depreciation	259	272	288	40	48	48	1	—	—	300	320	336
Amortisation and fellings	5	5	5	46	55	40	—	—	—	51	60	45
Asset impairment	6	8	25	—	—	—	—	—	—	6	8	25
Other non cash expenses*	192	30	48	4	(16)	26	—	—	—	196	14	74
Capital expenditures**	250	183	207	43	35	26	—	3	1	293	221	234
Operating assets***	3,060	3,283	3,668	956	1,115	1,289	41	39	142	4,057	4,437	5,099
Operating liabilities****	577	601	610	128	156	151	48	49	69	753	806	830
Net operating assets*****	2,444	2,653	3,056	825	941	1,175	(13)	(20)	73	3,256	3,574	4,304

SAPPI LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

33. Segment information (Continued)

	North America			Europe			Southern Africa			Far East			Corporate & other			Group
	September			September			September			September			September			September
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
Sales (by customer domicile)	1,514	1,699	1,566	1,707	1,930	1,804	554	658	624	369	402	389	40	29	39	4,184	4,718	4,422
Sales (by company domicile)	1,442	1,607	1,494	1,781	1,994	1,931	961	1,117	997	—	—	—	—	—	—	4,184	4,718	4,422
Operating profit	40	179	143	177	252	124	225	244	126	—	—	—	4	(3)	2	446	672	395
Capital expenditures**	99	96	107	116	78	94	78	44	32	—	—	—	—	3	1	293	221	234
Net operating assets*****	1,011	1,205	1,191	1,333	1,336	1,703	925	1,053	1,337	—	—	—	(13)	(20)	73	3,256	3,574	4,304

*	Including Mobile mill closure costs.
**	Capital expenditures exclude spending on plantations.
***	Operating assets consist of property, plant and equipment, non-current assets (excluding deferred taxation) and current assets (excluding cash).
****	Operating liabilities consist of trade payables, other payables and provisions.
*****	Net operating assets consist of operating assets less operating liabilities, adjusted for taxation payable and dividends payable.

34. Related party transactions

    For most of the financial year there were no related party transactions.

    The Buhrmann NV group who were previously a related party to Sappi sold its stake in Sappi Limited during the first four months of the company's current financial year. (At September 2000, Buhrmann NV held 5.5% of the issued share capital of the company. During 2000 the Sappi group sold 634,946 tons (US$509 million) of products to the Buhrmann group.)

35. Subsequent events

  Transcript mill

    In October 2001, Sappi announced its intention to exit the non-core carbonless paper market and that the Transcript carbonless paper mill in Scotland is to close. The closure costs are estimated to amount to US$10 million after tax.

  Insurance cover

    The unprecedented events on 11 September 2001 in the United States of America have resulted in major losses in the insurance and reinsurance industry. In general, insurers have withdrawn cover for losses from acts of terrorism and the process of negotiating renewed insurance cover with effect from 1 November 2001 has led to unsatisfactory results.

    Contrary to previous years, Sappi is no longer able to cover property damage and losses from business interruption and machinery breakdown to full value. Maximum foreseeable losses are covered in all regions and therefore protection is adequate. Management still hopes to improve on this situation as negotiations continue, also with a view to additional insurance capacities that might become available on 1 January 2002.

    In parallel, Sappi is working on improved enterprise risk management to lower the risk of incurring losses from uncontrolled incidents.

  Convertible notes

    On 29 November 2001, Sappi BVI Finance Limited resolved to exercise its right to redeem, on 10 January 2002, all of its 7.5% convertible guaranteed notes for the principal amount of the notes together with accrued interest. At September 2001, the principal amount was US$243 million. Sappi will use its existing cash and non-current borrowing facilities to finance this repayment.

36. Environmental matters

    Sappi operates in an industry subject to extensive environmental regulations. Typically, Sappi does not separately account for environmental operating expenses but does not anticipate any material expenditures related to such matters. Sappi does separately account for environmental capital expenditures. Sappi spent approximately US$48 million in financial year September 2001 (September 2000: US$35 million, September 1999: US$5 million) on capital projects that control air or water emissions or otherwise create an environmental benefit. Amounts to be spent in future years will depend on changes to existing environmental requirements and the availability of new technologies to meet such requirements. In South Africa, requirements under the recently enacted National Water Act, National Environmental Management Act, National Forests Act and the Air Pollution Prevention Act may result in significant additional expenditures and/or operational constraints, although the economic and practical effect of the implementation of these requirements on Sappi's operations is currently uncertain. Subject to these uncertainties, Sappi's preliminary estimate is that total environmental capital expenditures for financial year September 2002 will be approximately US$29 million, including costs to comply with EPA "cluster rules" discussed below.

    In April 1998, the US Environmental Protection Agency issued final cluster rules that impose new air and water quality standards aimed at further reductions of pollutants from paper and pulp mills in the United States, in particular those emitting dioxin in waste water resulting from bleaching operations. For Sappi Fine Paper North America's operations, compliance with the cluster rules was required beginning in April 2001. In June 1999, Sappi closed its pulp mill at Westbrook due largely to the expected cost of compliance (approximately US$50million) with the new cluster rules. Sappi has spent approximately US$71 million in capital improvements for cluster rule compliance for required upgrades at the Somerset and Muskegon mills. These upgrades included the installation of elemental chlorine free (ECF) technology. The company believes that future capital expenditures for environmental compliance, the bulk of which will be for cluster rules compliance at Muskegon, will aggregate approximately US$5 million to US$15 million through financial year September 2002.

    In April 2000, 18 individuals filed a lawsuit against S.D. Warren, Kimberley-Clark Corporation and several other defendants in Somerset County Court, Maine. The plaintiffs allege that they suffered personal injury as a result of hazardous waste from various sources, which was allegedly transported to and stored at a local landfill during the period from 1976 through 1986. Under Sappi's purchase of S.D. Warren from Scott Paper Company in 1994, S.D. Warren is indemnified for monitoring, clean-up and anyother costs relating to or arising out of the affected landfill. While S.D. Warren does not believe that the lawsuit will have a material adverse effect on its operating results or financial position, one of the reasons being the possibility that S.D. Warren is indemnified for this matter, there can be no assurance that this will be the case.

37. Summary of differences between South African and United States Generally Accepted Accounting Principles

    The group's accounts are prepared in accordance with South African GAAP, which differ in certain significant respects from United States GAAP. These differences relate principally to the following items, and the effects on net profit and shareholders equity are shown in the following tables.

		South African GAAP	United States GAAP
a.	Pension programs and post-retirement medical benefits	An asset can be recognised only to the extent that the prepayment will lead to a reduction in future payments or a cash refund.	No such limitation exists on the recognition of an asset.
b.	Accounting for business combinations
The new South African statement on business combinations is in line with the existing US standards. The South African statement does not require the restatement of previous business combinations as originally accounted for. The previous reconciling items will continue to be amortised over time.
c.	Pre-commissioning expenses capitalised on capital projects	All expenses incurred on capital projects, including finance costs and other fixed costs, are capitalised until the asset is fully commissioned.
Only direct, incremental costs incurred prior to the commencement of operations and that can be specifically identified and segregated from ordinary, recurring operating expenses, are capitalised as part of the fixed asset cost.
d.	Loans to participants of executive share purchase trust	Amounts loaned to participants to purchase the company's shares are included in other non-current assets.	Reported as a reduction to shareholders' equity.
e.	Sale and leaseback transactions — operating leases	Profit is recognised on the sale of assets subject to operating leaseback agreements.	Profit on such sale of assets is deferred and recognised in income over the lease term.
f.	Asset Impairment	An asset impairment is recognised if its carrying amount exceeds the discounted estimated future cash flows.	An asset impairment is recognised if its carrying amount exceeds the undiscounted estimated future cash flows.
g.	Post-employment benefits other than pensions	The expected cost of such benefits is only recognised once a decision has been taken to terminate the services of employees.	All measurable potential severance benefits are measured and recognised.

    The reconciliation to US GAAP has changed due to the changes in accounting principles for South African GAAP described in note 3. A US GAAP reconciling item was not recognised in previous years for dividends previously accrued under South African GAAP but not declared by the Board before year end.

As the change in South African GAAP for Events after the Balance Sheet Date is now in line with US GAAP this reconciling item is no longer required.

Reconciliation of net profit to United States GAAP

		September
	note	2001	2000	1999
		(US$ in millions)
Net profit determined under South African GAAP		138	363	114
Adjustments in respect of:
Pension programs and post-retirement medical benefits	a	(1)	2	(6)
Accounting for business combinations	b	20	3	57
Pre-commissioning expenses capitalised on capital projects	c	3	3	3
Sale and leaseback transactions	e	3	4	4
Asset impairment	f	—	8	6
Post-employment benefits other than pensions	g	1	(3)	—
Deferred taxation effect of adjustments		(11)	(6)	(35)

Total effect of United States GAAP adjustments		15	11	29

Net profit determined under United States GAAP		153	374	143

—Basic earnings per share (US cents)		66	158	64
—Diluted earnings per share (US cents)		65	156	63

Reconciliation of shareholders' equity to United States GAAP

		September
	note	2001	2000
	(US$ in millions)
Shareholders' equity determined under South African GAAP as restated		1,503	1,618
Adjustments in respect of:
Pension programs and post-retirement medical benefits	a	69	82
Accounting for business combinations	b	68	42
Pre-commissioning expenses capitalised on capital projects	c	(20)	(24)
Loans to executive share purchase trust	d	(6)	(12)
Sale and leaseback transactions	e	(29)	(37)
Asset impairment	f	13	12
Post-employment benefits other than pensions	g	(7)	—
Deferred taxation effect of adjustments		3	15
Effect of United States GAAP adjustments on minority interests		(3)	(3)

Total effect of United States GAAP adjustments		88	75

Shareholders' equity determined under United States GAAP (September 2000 as restated)		1,591	1,693

Comprehensive income

	September
	2001	2000	1999
	(US$ in millions)
Net profit determined under South African GAAP	138	363	114
Other comprehensive income, net of tax
Foreign currency translation adjustments	(118)	(248)	(96)
Goodwill written off	—	(9)	(13)

Comprehensive income	20	106	5

    There are no taxation effects applicable to the above other comprehensive income.

Accumulated other comprehensive income balances

Total Accumulated Other Comprehensive Income
Balance—September 1998	(658)
Current period change	(109)

Balance—September 1999	(767)
Current period change	(257)

Balance—September 2000	(1,024)
Current period change	(118)

Balance—September 2001	(1,142)

The Sappi Limited Share Incentive Trust

    Refer note 31 for details of this trust.

Pro forma disclosure

    The company applies the intrinsic value-based methodology permitted by SFAS 123 in accounting for the Share Options and Allocation Share Options. Accordingly, no compensation expense has been recognised. The company has adopted the disclosure-only provisions of SFAS 123. Had compensation cost for Share Option and Allocation Share Options awards under the Scheme been determined based on their fair value at the grant date, the company's net profit, basic earnings per share and the diluted earnings per share would have been as follows:

	September 2001	September 2000
US GAAP net profit as reported	US$153 million	US$374 million
Pro forma US GAAP net profit	US$146 million	US$370 million
US GAAP basic earnings per share as reported	66 US cents	158 US cents
Pro forma US GAAP basic earnings per share	63 US cents	155 US cents
US GAAP diluted earnings per share as reported	65 US cents	156 US cents
Pro forma US GAAP diluted earnings per share	62 US cents	153 US cents

    The weighted average fair value of the Share Options granted in 2001 is estimated as US$2.40 (September 2000: US$6.13) on the date of grant. The exercise price was equal to the market price of the ordinary shares on the grant date for all of the Share Options granted during 2001 and 2000. The weighted average fair value of the Allocation Share Options granted in 2001 is estimated as US$2.39 (September 2000: US$4.84) on the date of grant. The foregoing impact on compensation costs, calculated in accordance with the fair value method described in SFAS 123, was determined under the Black-Scholes method using the following weighted average assumptions:

Share Options

	September
	2001	2000
Risk-free interest rate	6.9%	13.4%
Expected life	5 years	6 years
Expected volatility	45%	50%
Expected dividends	3.0%	3.4%

Allocation Shares

	September
	2001	2000
Risk-free interest rate	6.9%	13.4%
Expected life	3 months	3 months
Expected volatility	45%	50%
Expected dividends	3.0%	3.4%

New accounting standards

    The South African Accounting Practices Board ("APB") issued exposure draft ED 135 "Agriculture" in September 1999. This exposure draft does not yet have an effective date for implementation. The objective of this exposure draft is to prescribe the accounting treatment and related financial statement presentation and disclosures for agricultural activity, which is the management of the transformation of biological assets (living animals or plants) into agricultural produce or into additional biological assets. The company will adopt ED 135 when it becomes effective and is currently evaluating the effects of the exposure draft.

    In June 2001, the Financial Accounting Standards Board ("FASB") issued FASB No. 141, "Business Combinations". This statement applies to all acquisitions consummated after 30 June 2001. FASB No. 141 eliminates the pooling of interest method of accounting, establishes criteria for determining the cost of an acquisition, and sets guidance for allocating the cost of an acquisition to assets acquired and liabilities assumed. The company will not be affected as it already uses the purchase method of accounting for its business combinations.

    In June 2001, the FASB issued FASB No. 142, "Goodwill and Other Intangibles". This statement is effective for financial statements for periods beginning on or after 15 December 2001. FASB No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognised in the financial statements. The company will adopt FASB No. 142 in financial year September 2003 and is currently evaluating the effects of the new statement.

    In June 2001, the FASB issued FASB No. 143, "Accounting for Asset Retirement Obligations". This statement is effective for financial statements for periods beginning on or after 15 June 2002. FASB No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. As used in this statement, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. This statement amends FASB Statement No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies". The company will adopt FASB No. 143 in financial year September 2003 and is currently evaluating the effects of the new statement.

    In August 2001, the FASB issued FASB No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement is effective for financial statements for periods beginning on or after 15 December 2001. FASB No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion). This statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The company will adopt FASB No. 144 in financial year September 2003 and is currently evaluating the effects of the new statement.

SAPPI LIMITED

GROUP FINANCIAL STATEMENT SCHEDULE
Schedule II—Valuation and Qualifying Accounts

	Balance— beginning of year	Costs and expenses	Deductions (principally write-offs)	Foreign currency translation difference	Balance— end of year
	(US$ in million)
Allowance for doubtful debts:
September 1999	16	3	(5)	—	14
September 2000	14	6	(4)	(5)	11
September 2001	11	4	(1)	—	14