Form 20-F
period 2002-09-29
SAPPI LTD
filed 2002-12-30
CIK 1072483

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on December 30, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 29, 2002

OR
[    ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
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

YES   X          NO

Indicate by check mark which financial statements item the registrant has elected to follow.

ITEM 17                 ITEM 18   X

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

  •
  references to "North America" are to the United States, Canada and the Caribbean;

  •
  references to "Latin America" are to the countries located on the continent of South America and Mexico;

  •
  references to "Rand" and "R" are to South African Rand and references to "SA cents" are to South African cents, the currency of South Africa;

  •
  references to "US dollar(s)", "dollar(s)", "US$", "$" and "US cents" are to United States dollars and cents, the currency of the United States;

  •
  references to "euro" and "€" are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on the European Union;

  •
  references to "Guilders" and "NLG" are to Dutch Guilders, the former currency of the Netherlands;

  •
  references to "Deutsche marks" and "DEM" are to German Deutsche marks, the former currency of Germany;

  •
  references to "UK pounds sterling" and "GBP" are to United Kingdom pounds sterling, the currency of the United Kingdom;

  •
  references to "m2" are to square metres and references to "hectares" or "ha" are to a land area of 10,000 square metres or approximately 2.47 acres;

  •
  references to "tonnes" are to metric tonnes (approximately 2,204.6 pounds or 1.1 short tonnes);

  •
  references to "market share" are based upon sales volumes in a specified geographic region during the fiscal year ended September 29, 2002; and

  •
  references to "the Potlatch acquisition" are to the acquisition on May 13, 2002 of Potlatch Corporation's coated fine paper business in an asset purchase. The acquisition included Potlatch's Cloquet, Minnesota pulp and paper mill as well as the brands, order book and working capital of the Cloquet mill and the brands, order book and inventories of Potlatch's Brainerd, Minnesota paper mill for an aggregate purchase price of $483 million. We did not acquire Potlatch's Brainerd mill, which Potlatch has closed.

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

        Unless otherwise provided in this Annual Report, trademarks identified by ® are registered trademarks of Sappi Limited or our subsidiaries.

ACCOUNTING PERIODS AND PRINCIPLES

        Unless otherwise specified, all references in this Annual Report to a "fiscal year" and "year ended" of Sappi Limited refer to a twelve-month financial period. All references in this Annual Report to fiscal 2002, fiscal 2001, fiscal 2000, fiscal 1999 or fiscal 1998 or the year ended September 2002, 2001, 2000, 1999 or 1998 refer to Sappi Limited's twelve-month financial periods ended on September 29, 2002, September 30, 2001, September 27, 2000, September 29, 1999 and September 30, 1998, respectively; references in this Annual Report to fiscal 2003 refer to the period beginning September 30, 2002 and ending September 28, 2003. Our Group annual financial statements included elsewhere in this Annual Report have been prepared in conformity with South African generally accepted accounting principles ("South African GAAP" or "SA GAAP"), which differ in certain significant respects from United States generally accepted accounting principles ("United States GAAP" or "US GAAP"); see note 38 to our Group annual financial statements included elsewhere in this Annual Report. On December 31, 1997, we acquired a 91.5% ownership interest in KNP Leykam Holding AG ("KNP Leykam"). Our Group annual financial statements for the year ended September 1998 include the results of KNP Leykam since its acquisition on December 31, 1997. In addition, on May 13, 2002, we acquired the coated fine paper business of Potlatch Corporation. Our Group annual financial statements for the year ended September 2002 include the results for the acquired coated fine paper business since its acquisition.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

        We publish our Group annual financial statements and all financial data presented in this Annual Report in US dollars on a nominal (non-inflation adjusted) basis. During fiscal 2000, we changed our reporting currency from Rand to US dollars. Certain capital expenditure US dollar values disclosed in this Annual Report for years prior to 1998 have been converted from their base currency at either the average rate or closing rate of exchange for the applicable year, on a basis consistent with note 2 to our Group annual financial statements included elsewhere in this Annual Report. For information regarding the conversion to US dollars in fiscal 2002, 2001 and 2000, see note 2 to our Group annual financial statements included elsewhere in this Annual Report.

FORWARD-LOOKING STATEMENTS

        In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), we are providing the following cautionary statement. Except for historical information contained herein, statements contained in this Annual Report may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters identify forward-looking statements. In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at our key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for our products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired and achieving expected savings and synergies; consequences of our leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions.

        These factors are fully discussed in this Annual Report. For further discussion on these factors, see "Item 3—Key Information-Selected Financial Data", "Item 3—Key Information—Risk Factors", "Item 4—Information on the Company", "Item 5—Operating and Financial Review and Prospects—Operating Results", "Item 10—Additional Information—Exchange Controls" and note 33 to our Group annual financial statements included elsewhere in this Annual Report. You are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Annual Report and are not intended to give any assurance as to future results. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

        The selected financial data set forth below has been derived from our Group annual financial statements and are qualified by reference to, and should be read in conjunction with, our Group annual financial statements and the notes thereto, which are included elsewhere in this Annual Report, and "Item 5—Operating and Financial Review and Prospects".

        We prepare our Group annual financial statements according to South African generally accepted accounting principles. There are significant differences between these principles and those applied in the United States. You can read about the principal differences in note 38 to our Group annual financial statements included elsewhere in this Annual Report.

        In fiscal 2000, we changed our reporting currency from Rand to US dollars to facilitate a better understanding of our results, since a majority of our sales are in US dollars and the US dollar is the major currency of the pulp and paper industry. See note 2 to our Group annual financial statements included elsewhere in this Annual Report.

	Year Ended September
	2002	2001	2000	1999	1998
	(US$ in million, except per share and number of shares data)
Consolidated Income Statement Data:
South African GAAP:
Sales(1)	3,729	4,184	4,718	4,422	4,308
Operating profit	389	446	672	395	409
Net profit applicable to shareholders	220	138	363	114	107
Basic earnings per share (US cents)	95	59	153	51	53
Diluted earnings per share (US cents)	94	59	151	51	52
Dividends per share (US cents)(2)	28	26	25	19	18
United States GAAP:
Sales(1)	3,729	4,184	4,718	4,422	4,308
Operating profit(3)	400	273	704	418	456
Net profit applicable to shareholders	236	130	366	141	78
Basic earnings per share (US cents)	103	56	156	64	39
Diluted earnings per share (US cents)	102	56	153	62	39
Consolidated Balance Sheet Data:
South African GAAP:
Total assets	4,641	4,504	4,768	5,334	6,336
Net assets(4)	3,713	3,144	3,667	3,679	4,823
Total long-term borrowings	1,455	1,012	1,278	1,404	2,558
Shareholders' equity	1,601	1,503	1,618	1,436	1,466

United States GAAP:
Total assets	4,768	4,643	4,923	5,548	6,485
Net assets(4)	3,833	3,278	3,754	3,829	4,923
Total long-term borrowings	1,498	1,055	1,299	1,416	2,417
Shareholders' equity	1,572	1,553	1,669	1,499	1,495
Other Information:
South African GAAP:
EBITDA(5)	724	590	1,050	702	778
Adjusted EBITDA(5)	741	797	1,052	776	766
United States GAAP:
EBITDA(5)	743	618	1,083	800	817
Adjusted EBITDA(5)	749	623	1,093	805	823
Other:
Weighted average number of ordinary shares in issue (in million)	230.2	232.8	236.9	223.8	200.5

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
(3)
Certain items, which are included in Non-trading loss (profit) under SA GAAP, are included in Operating profit; and others in Extraordinary items for US GAAP. For more information refer to note 38 to our Group annual financial statements included elsewhere in this Annual Report.
(4)
Net assets equals total assets less current liabilities.
(5)
"Adjusted EBITDA" represents net profit before the deduction of depreciation, cost of timber harvested, amortisation, net interest, income taxes, other expenses/income and minority interest. Based on our experience in the paper industry, we believe that Adjusted EBITDA and related measures of cash flow provide an important tool for measuring paper companies in several areas, including liquidity, operating performance and the ability to borrow money (and to make payments on borrowings). Analysts and investors in the paper industry also use Adjusted EBITDA for a peer group valuation measurement. However, Adjusted EBITDA is presented on a Group basis, and there are regulatory and contractual limitations on our businesses' ability to transfer funds among each other. We may also incur tax costs with these transfers. As a result, Adjusted EBITDA generated by one business may not be available to make payments on borrowings by another business. Adjusted EBITDA should not be treated as an alternative to items determined under generally accepted accounting principles like operating profit or cash flow from operating activities. It also does not provide an indication of liquidity or operating performance. Different companies and analysts may calculate Adjusted EBITDA differently, so making comparisons among companies on this basis should be done very carefully.

        The following table reconciles Net profit applicable to shareholders to EBITDA and to Adjusted EBITDA.

	Year Ended September
	2002	2001	2000	1999	1998
	(US$ in million)
South African GAAP:
Net profit applicable to shareholders	220	138	363	114	107
Add back:
Depreciation, amortisation and fellings	352	351	380	381	357
Net financing costs	74	92	97	145	216
Taxation	78	9	197	46	81
Minority interest	—	—	13	16	17

EBITDA	724	590	1,050	702	778
Add back:
Non-trading loss (profit) before taxation	17	207	2	74	(12)

Adjusted EBITDA	741	797	1,052	776	766

	Year Ended September
	2002	2001	2000	1999	1998
	(US$ in million)
United States GAAP:
Net profit applicable to shareholders	236	130	366	141	78
Add back:
Depreciation, amortisation and fellings	349	350	388	387	367
Net financing costs	74	92	98	157	236
Taxation	84	46	218	99	100
Minority interest	—	—	13	16	36

EBITDA	743	618	1,083	800	817
Add back:
Extraordinary items after taxation	6	5	10	5	6

Adjusted EBITDA	749	623	1,093	805	823

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

Risks Related to Our Industry.

We operate in a highly cyclical industry, which has in the past resulted in substantial fluctuations in our results

        The markets for our pulp and paper products are significantly affected by changes in industry capacity and output levels and by cyclical changes in the world economy. As a result of periodic supply/demand imbalances in the pulp and paper industry, these markets historically have been highly cyclical, with volatile pulp and paper prices. The timing and magnitude of price increases or decreases in the pulp and paper market have generally varied by region and by type of pulp and paper.

        The selling prices of the majority of the products manufactured and purchase prices of many of our raw materials used generally fluctuate in line with commodity cycles. Other than maintaining a high level of pulp integration, no hedging techniques related to our raw materials and products are applied. Movements in prices of pulp and paper products are difficult to predict. Also, there may be periods during which demand for our products is insufficient to enable us to operate our production facilities in an economical manner. A sustained period of weak demand or excess supply would be likely to adversely affect pulp and paper prices which could have a material adverse effect on our operating rates and financial results.

        Despite a relatively high level of pulp integration on a Group-wide basis, a significant increase in the prices for pulp or pulpwood could adversely affect our non-integrated and partially integrated operations if they are unable to raise paper prices sufficiently to offset the effects of increased costs.

        The majority of our fine paper sales consist of sales to merchants. The pricing of products for merchant sales can generally be changed upon between 30 to 90 days advance notice to the merchant. Sales to converters may be subject to longer notice periods for price changes. Such notice periods generally would not exceed 6 to 12 months. In southern Africa, we have entered into longer-term fixed-price agreements of between 6 to 12 months duration for primarily packaging paper and newsprint sales with domestic customers. Such agreements accounted for less than 5% of consolidated sales during fiscal 2002.

        For further information, see "Item 4—Information on the Company—Business Overview—The Pulp and Paper Industry".

The markets for pulp and paper products are highly competitive, and many of our competitors have advantages that may adversely affect our ability to compete with them.

        We compete against a large number of pulp and paper producers located around the world. A recent trend towards consolidation in the pulp and paper industry has created larger, more focused pulp and paper companies. Some of these companies benefit from greater financial resources or operate mills that are lower cost producers of pulp and paper products than our mills. We cannot assure you that each of our mills will be competitive. Furthermore, we cannot assure you that we will be able to take advantage of consolidation opportunities, which may arise, or that any failure to exploit opportunities for growth would not make us less competitive. Increased competition, including in southern Africa as import duties decrease in accordance with the terms of a free trade agreement between South Africa and the European Union, could cause us to lose market share, increase expenditures or reduce pricing, any of which could have a material adverse effect on the results of our operations.

The cost of complying with environmental regulation may be significant to our business.

        Our operations are subject to a wide range of environmental requirements in the various jurisdictions in which we operate. We expect to continue to incur significant expenditures and may face operational constraints to maintain compliance with applicable environmental laws, to upgrade equipment at our mills and to meet new regulatory requirements, including those in the United States, South Africa and Europe. Expenditures to comply with future environmental laws and regulations could have a material adverse effect on our business and financial condition.

        For further information, see "Item 4—Information on the Company—Business Overview—Environmental and Safety Matters—Environmental Matters" and "Item 5—Operating and Financial Review and Prospects—Operating Results".

Insurance cover has become more restrictive, which may result in our paying significantly higher premiums and being unable to maintain the levels or types of insurance carried in the past.

        We have a policy of externally insuring high severity, low frequency risk and self-insuring the balance. The insurance market has experienced significant premium increases over the last two years and this trend appears to be continuing. Major losses to the insurance industry and an increased degree of consolidation, coupled with a reduction of capacity, have been the cause. Insurers have withdrawn cover for losses from acts of terrorism under the usual property damage policies. Although, we may have been able to secure limited cover for that risk separately, we have decided not to take separate cover for losses from acts of terrorism. While this decision was given careful consideration and we believe it is in line with industry practice, it is an exception from our normal policy and the loss we might suffer from an act of terrorism could be material to our business.

        For fiscal 2002, contrary to previous years, we were not able to cover property damage and losses from business interruption and machinery breakdown to full value. While we believe our insurance provides adequate coverage for reasonably foreseeable losses, we are unable to assure you that actual losses will not exceed our coverage or that such excess will not be material. In parallel, we are working on improved enterprise risk management to lower the risk of incurring losses from uncontrolled incidents.

Risks Related to Our Business

Our indebtedness may impair our financial and operating flexibility.

        While our ratio of net debt to capitalisation has improved in recent years, from 58% at October 1, 1997, to 37% at September 29, 2002, our net debt increased by $483 million as a result of our Potlatch acquisition in May 2002. At September 29, 2002, our net debt was $1,419 million.

        We are subject to South African exchange controls, which inhibit the free flow of funds from South Africa and can restrict activities of all members of the Sappi Group. These exchange controls have affected the geographic distribution of our debt. As a result, acquisitions in the United States and Europe were financed with indebtedness incurred by companies in those regions. The level of our debt has important consequences. For example, our ability to obtain additional financing may be limited, which could limit, among other things, our ability to exploit growth opportunities; a substantial portion of our cash flow from operations may be required to make debt service payments; we are exposed to increases in interest rates because a portion of our debt bears interest at variable rates; we may be more leveraged than certain of our competitors; we may be more vulnerable to economic downturns and adverse changes in our business; and our ability to withstand competitive pressure may be more limited.

        In addition, certain of our financing arrangements contain covenants and conditions that significantly restrict the activities of members of our Group.

        Exchange control restrictions may restrict the transfer of funds directly or indirectly between our subsidiaries or between the parent company and our subsidiaries. We may also incur significant tax costs in connection with these transfers of funds. As a consequence, the ability of Sappi Limited or any of our subsidiaries to make scheduled payments on its debt will depend on its financial and operating performance, which will depend on various factors beyond our control, such as prevailing economic and competitive conditions. If Sappi Limited or any of our subsidiaries is unable to achieve operating results or otherwise obtain access to funds sufficient to enable it to meet its debt service obligations, it could face substantial liquidity problems. As a result, it might need to delay investment or dispose of material assets or operations. The timing of and the proceeds to be realised from any such disposition would depend upon circumstances at the time.

There are risks related to the recently completed Potlatch Acquisition.

        The recently completed Potlatch acquisition, and any other acquisition, could result in unforeseen difficulties in integrating the acquired business with our existing businesses and could divert a disproportionate amount of management time and attention. In connection with the Potlatch acquisition, Sappi Fine Paper North America was required to negotiate new labour contracts for the Cloquet mill. As of December 2002 the new labour contracts are still being negotiated and employees have been working without a labour contract for over six months. We cannot assure you that the intended synergies and benefits, including the expected incremental increase in sales or the full benefit of the goodwill and know-how acquired, from this acquisition will be realised or that we will be able to negotiate a new labour contracts for Cloquet on terms that will be favourable to us.

        We have assumed Potlatch's obligations under several long-term cross-border leases involving a substantial portion of the assets we acquired. There are no further lease payments foreseen; however, we have agreed to indemnify other parties to the lease arrangements for specified liabilities, including tax liabilities, that could be substantial if they arise. In addition, we are subject to a number of risks, which could affect our use of the assets or require payment of substantial amounts. Potlatch has agreed generally to indemnify us against losses resulting from these risks, but we cannot assure you that Potlatch will or will be able to fulfil its indemnity obligations. While these lease arrangements are in place, we will be subject to significant restrictions on our use of and ability to transfer our rights in the leased assets. These restrictions will limit our flexibility in conducting our business and could impair our ability to operate our business in the most efficient manner.

        For further information on the recently completed Potlatch acquisition, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Mill Closures, Acquisitions and Dispositions" and "Item 8—Financial Information—Other Financial Information—Legal Proceedings".

Labour agreements are under negotiation at several North American mills.

        The labour contracts for Cloquet, Allentown and Westbrook are currently being negotiated, and negotiations for new labour contracts at Somerset will commence in January. As a result of the Potlatch acquisition, we rejected the collective bargaining agreement between the unions and Potlatch and are operating under terms and conditions set by Sappi pending the conclusion of negotiations. The Westbrook and Allentown contracts expired in May 2002 and March 2001 respectively, and the affected parties are working under contract extensions. Somerset's labour contracts will expire in January 2003, and negotiations will commence in early 2003. While we anticipate reaching agreements on new contracts at all affected sites, and do not expect a work stoppage to occur in the event that agreements cannot be reached and a prolonged work stoppage that results in a curtailment of output ensues at any or all such sites, our business could be adversely affected. Muskegon's contract will expire in June 2004.

Fluctuations in the value of currencies, particularly the Rand and the euro, in relation to the US dollar have in the past had and could in the future have a significant impact on our earnings in these currencies.

        Exchange rates fluctuations have in the past, and may in the future, affect the competitiveness of our products in relation to the products of pulp and paper companies based in other countries.

        Fluctuations in the exchange rate between currencies, particularly the Rand and euro, in relation to the US dollar have in the past significantly affected and could in the future significantly affect our earnings in those currencies and our shareholders' equity. We now have a negative balance in non-distributable reserves caused by the foreign currency translation reserve, which resulted from our change in reporting currency. This represents the cumulative translation effect of the strength of the US dollar on our equity in Rand and other currencies.

        Since the adoption of the euro by the European Union on January 1, 1999 (when the euro was trading at approximately $1.18 per euro), it has depreciated against the US dollar to approximately $0.98, $0.92 and $0.88 per euro at the end of fiscal 2002, 2001 and 2000, respectively. It reached a low of approximately $0.83 per euro on October 25, 2000 and, on December 11, 2002, was trading at approximately $1.01 per euro.

        In recent years, the value of the Rand against the US dollar has depreciated considerably. It has depreciated against the US dollar to approximately R10.54, R8.94 and R7.22 per US dollar at the end of fiscal 2002, 2001 and 2000, respectively. The Rand reached a low of approximately R13.90 per US dollar on December 21, 2001. Since then, it has appreciated and on December 11, 2002 was trading at approximately R8.86 per US dollar.

        For further information, see notes 16 and 33 to our Group annual financial statements included elsewhere in this Annual Report and "Item 5—Operating and Financial Review and Prospects—Operating Results—Overview—Inflation and Foreign Exchange".

There are risks relating to South Africa that could affect your investment in our Company.

        We are incorporated in South Africa and own significant operations in southern Africa. As a result, there are risks relating to South Africa, which could affect an investment in our Company. These risks arise from the fact that we are subject to various economic, fiscal, monetary, regulatory, operational and political policies and factors that affect South African companies and their subsidiaries generally. See "Item 5—Operating and Financial Review and Prospects—South African Economic and Political Environment", "Item 5—Operating and Financial Review and Prospects—Foreign Exchange, Inflation and Interest Rates" and "Item 5—Operating and Financial Review and Prospects—South African Exchange Controls". Certain of these risks, for example regulatory and operational risks, are limited by the fact that in fiscal 2002, only 21% of our sales emanated from southern Africa, with Europe representing 47% and North America representing 32%, and only 21% of our net operating assets were located in southern Africa, with Europe representing 39% and North America representing 40%. We did, however, derive 50% of our operating profit in fiscal 2002 from our South African operations.

Several customers account for a significant amount of our revenues.

        We sell a significant portion of our products to several major customers, including Buhrmann NV, Unisource Worldwide, Inc. and International Paper Company. Any adverse development affecting our principal customers or our relationships with our principal customers could have an adverse effect on our business and results of operations. See "Item 4—Business Review—Marketing and Distribution—

Sappi Fine Paper—Customers" and "Item 4—Business Review—Marketing and Distribution—Sappi Forest Products—Customers".

Risks Related to Our Shares

Your ability to sell a substantial number of ordinary shares may be restricted by the limited liquidity of shares held on the JSE Securities Exchange South Africa.

        The principal trading market for the ordinary shares of Sappi Limited is the JSE Securities Exchange South Africa ("JSE") (formerly the Johannesburg Stock Exchange). Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major markets. In fiscal 2002, 182 million ordinary shares of Sappi Limited were traded on the JSE and 48 million ADSs were traded on the New York Stock Exchange. See "Significant shareholders may be able to influence the affairs of our Company", "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders", "Item 9—The Offer and Listing—Offer and Listing Details" and "Item 9—The Offer and Listing—Markets".

Significant shareholders may be able to influence the affairs of our Company.

        Although our investigation of beneficial ownership of our shares identified only four beneficial owners of more than 5% of our ordinary shares, holding a total of less than 28%, as shown in our shareholders' register at October 25, 2002, the four largest shareholders of record, three of which are nominees that hold shares for a multitude of beneficial owners, owned approximately 90.1% of our ordinary shares. See "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders".

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

        Sappi Limited is a public company incorporated in the Republic of South Africa. Its principal executive offices are located at 48 Ameshoff Street, Braamfontein, Johannesburg 2001, Republic of South Africa and its telephone number is +27-11-407-8111.

        Sappi Limited was founded and incorporated in 1936 in South Africa and is a corporation organised under the Companies Act 61 of 1973 of the Republic of South Africa.

        Until 1990, we primarily expanded our operations within southern Africa. Since 1990, we have grown through acquisitions outside of southern Africa, such that for fiscal 2002, 79% of our sales and 50% of our operating profit, respectively, were generated, and 79% of our net operating assets were located, outside southern Africa, principally in North America and Europe. In December 1994, Sappi and a group of financial investors acquired S.D. Warren Company, the market leader in the United States in coated woodfree paper and a major producer of other speciality paper products. It now conducts business as Sappi Fine Paper North America. In December 1997, we acquired a 91.5% ownership interest in KNP Leykam, the leading European producer of coated woodfree paper. KNP Leykam now conducts business as Sappi Fine Paper Europe. On May 13, 2002, we acquired Potlatch Corporation's coated fine paper business by purchasing Potlatch's Cloquet, Minnesota pulp and paper mill as well as the brands, order books and working capital of the Cloquet mill and the brands, order books and inventories of Potlatch's Brainerd, Minnesota paper mill for an aggregate cash purchase price of $483 million. We did not acquire Potlatch's Brainerd Minnesota paper mill, which Potlatch has closed.

        For information on our principal investments and capital expenditures, see the description of our business in "—Business Overview" and "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

        We currently have our primary listing on the JSE and have secondary listings on the New York, London and Frankfurt Stock Exchanges.

BUSINESS OVERVIEW

Business Strategy

        Our objective for the coming years is to build on our position as the global leader in the coated woodfree paper market, which is a rapidly growing market sector, as well as the dissolving pulp market and to support this with a high level of economic pulp integration. These represent our core products and sectors in the paper and forest products industry. The key elements of our business strategy are and have been as follows:

Strengthen our leadership position in our core businesses through organic growth and selective acquisitions.

        Although industry consolidation both in Europe and North America has resulted in the five largest producers in each of the respective markets now supplying approximately 80% of the respective coated woodfree paper demand, we believe that opportunities for further consolidation remain. We intend to be at the forefront of this consolidation, aiming to strengthen our position in Europe, North America, and eventually Asia. We intend to focus on investment and acquisition opportunities that fit our strategies, that offer a potential return that exceeds our expected cost of capital and that in the medium term are more advantageous than buying back our shares.

Maintain a global presence.

        One of Sappi's key strengths is our geographically diverse business base. We have a significant presence in each of Europe, North America, Africa and Asia, which we over the past ten years have built largely through strategic acquisitions. We will continue to pursue a strategy of geographic diversification supported by leading market positions.

Maintain a high level of economic pulp integration.

        We intend to maintain a high level of economic pulp integration, which helps reduce the impact of pulp price volatility on our earnings.

Maintain cost efficient asset base and invest to increase efficiency/productivity.

        We believe our asset base represents some of the lowest cost and most efficient assets in the coated woodfree paper sector in the world. We maintain a rigorous focus on costs, and actively manage our asset base, including divesting or closing non-performing assets. We have closed 13 paper machines since 1994, including recent closures of our Mobile mill in North America and the Transcript mill in the United Kingdom.

        We maintain an investment policy that is focused on high return projects. A significant portion of our investments are designed to increase production capacity, reduce costs and improve product quality.

Drive growth through innovation.

        The Sappi Group operations represent the originators of many of the major innovations in the industry in the last century. We continue to maintain a focus on innovation through our research and development centres in Europe, North America and South Africa and have established multi-regional, multi-discipline teams to ensure that we transfer knowledge throughout the Group and implement best practice. Through our partnership with a leading global software provider, we are focused on developing unique information technology solutions that satisfy our customers' requirements and production capabilities, resulting in improved service delivery and operational efficiency.

THE PULP AND PAPER INDUSTRY

        The paper industry is generally divided into the printing and writing paper segment, consisting of newsprint, groundwood paper and woodfree paper, and the packaging segment, consisting of containerboard, boxboard and sackkraft.

        Long-term, paper and board consumption has grown in line with overall economic growth, but consumption patterns are also influenced by short-term economic developments. Pricing largely is influenced by the supply/demand balance for individual products, which is partially dependent on inventory levels in the industry. The ability to adapt capacity changes in response to shorter-term fluctuations in demand is limited, as large amounts of capital are required for the construction or upgrade of production facilities and as lead times are long between the planning and completion of new facilities. Industry-wide over-investment in new production capacity has in the past led to situations of significant oversupply, which has caused product prices to decrease. This has been exacerbated by inventory speculation as purchasers have sought to benefit from the price trend. As a result, financial performance has deteriorated during periods of significant oversupply to again improve when demand has increased to levels that support the implementation of price increases.

        In recent years the industry has experienced significant strategic changes. The high costs associated with building new paper mills and establishing and growing market share has led to companies focusing on acquisition, rather than construction, of new capacity. This development has led to a reduction in events of significant dislocations in the supply/demand balance typically associated with the entry of new production capacity into established markets. Another result of this trend has been a greater concentration of production capacity among fewer producers. Many leading industry producers now focus on fewer core grades and have divested non-core assets that are not part of the industry or which have been considered not consistent with long-term strategies. The regional and global market shares of leading producers have increased significantly over the past decade. As a result of this consolidation activity, it is generally expected that the cyclicality of the industry will be less pronounced going forward.

        The following table shows a breakdown and description of the major product categories Sappi participates in, a description of products and the typical uses for such products. We have produced and sold each of these products in each of our last three fiscal years.

Major Product Categories		Description and Typical Uses
Paper:
Fine papers:
Coated paper
Higher level of smoothness than uncoated paper achieved by applying a coating (typically clay based) on the surface of the paper. As a result, higher reprographic quality and printability is achieved. Uses include brochures, catalogues, corporate communications materials, direct mail promotions, educational textbooks, luxury advertising, magazine covers and upscale magazines.
	Uncoated paper	Uses include business forms, business stationery, general printing paper, tissue and photocopy paper.
	Speciality paper	Can be either coated or uncoated. Uses include bags, labels, packaging and release paper for casting textured finishes (e.g., artificial leather).
Packaging products:
	Packaging paper	Heavyweight grades of paper and board primarily used for packaging consumer, agricultural and industrial products. Uses include containerboard (corrugated shipping containers), boxboard (folding cartons, bags) and sackkraft (multi-walled shipping sacks).
Groundwood products:
	Newsprint	Generally manufactured from groundwood or recycled pulp. May be reinforced to varying degrees by adding chemical pulp in the production process. Uses include advertising inserts and newspapers. Demand is highly dependent on newspaper circulation and advertising volume.
	Coated groundwood paper	A coated groundwood fibre based paper, primarily used for magazines, catalogues and advertising material. Manufactured from mechanical pulp.

Pulp:
	Paper pulp	Main raw material used in production of printing, writing and packaging paper. Pulp is the generic term that describes the cellulose fibre derived from wood. These cellulose fibres may be separated by mechanical, thermo-mechanical or chemical processes. The chemical processes involve removing the glues (lignins) which bind the wood fibres to leave cellulose fibres. Paper made from chemical pulp is generally termed "woodfree". Uses include paper, paperboard and tissue.
Dissolving pulp
It is manufactured by similar processes to paper pulp, but is purified further to leave virtually pure cellulose fibres. Uses vary depending on the purity level. Uses for our pulp include principally viscose fibres (e.g., rayon) for clothing, carpets and other textiles, viscose for cellophane and moulding compounds for plastics industry and chemical additives. Acetate pulp is used to manufacture filter tow for use in the cigarette industry. It is also used to manufacture textile filaments and plastics but these later markets are declining worldwide.
Timber products:		Sawn timber for construction and furniture manufacturing puposes.

        The following table sets forth selected pulp and paper prices in certain markets for the periods presented.

	Year Ended September
	2002		2001		2000
	Low	High	Low	High	Low	High
Coated Woodfree Paper
100 gsm delivered Germany (euro per metric tonne)(1)	890	971	895	997	869	997
60 lb. delivered US (US$ per short tonne)(2)	720	840	800	960	860	1,000
Uncoated Woodfree Paper
50 lb. delivered US (US$ per short tonne)(3)	660	710	670	790	720	820
Paper Pulp
NBSK (US$ per metric tonne)(4)	430	500	450	710	560	710
Dissolving Pulp
92 alpha (US$ per metric tonne)(5)	470	525	540	765	580	740

(1)
100 gsm sheets, Production Price Index (PPI).
(2)
60 lb. Coated web, PPI.
(3)
50 lb. Offset, PPI.
(4)
Northern Bleached Softwood Kraft Pulp CIF Northern Europe, PPI.
(5)
Selected indicative prices, Sappi.

Fine Paper

        Our fine paper activities are divided into coated and uncoated fine paper and speciality paper grades. Our coated woodfree paper market share in the United States, Europe and southern Africa is approximately 28%, 20% and 60%, respectively, making us the largest producer of coated woodfree paper in the world.

        Coated Woodfree Paper.    Coated woodfree paper has been one of the fastest growing market sectors in the paper industry through the 1980s and 1990s. Major end uses include high-end magazines, catalogues, brochures, annual reports and commercial printing. Coated woodfree paper is made from chemical pulp and is coated on one or both sides for use where high reprographic quality is required. The majority of coated woodfree paper production is coated on two sides, permitting quality printing on both sides of the paper. Paper that is coated on one side is used in special applications such as consumer product and mailing label applications. See "Item 5—Operating and Financial Review and Prospects—Markets".

        Uncoated Paper.    Uncoated woodfree paper represents the largest industry woodfree paper grade in terms of both global capacity and consumption. Uncoated woodfree paper is used for bond/writing and offset printing papers, photocopy papers, writing tablets (e.g., legal pads), speciality lightweight printing paper (e.g., bibles) and thin paper.

        The market for uncoated paper products generally follows cyclical trends, which do not necessarily coincide with cycles for coated paper but are impacted by capacity changes in uncoated woodfree paper output levels.

        Speciality Paper.    The high value-added speciality paper markets in which Sappi Fine Paper operates generally follow trends in the respective end use sectors in addition to changes in production capacity, output levels and cyclical changes in the world economy. Largely due to the highly specialised nature of speciality paper, price fluctuations have historically tended to lag and be less precipitous than price changes in the uncoated woodfree paper market.

Packaging Products

        Our range of forest products comprises a variety of packaging papers produced in southern Africa at the Tugela, Cape Kraft and Ngodwana mills. We are one of the two major suppliers of packaging papers in South Africa.

        Packaging Paper.    As with woodfree paper, the market for packaging papers is affected by cyclical changes in the world economy and by changes in production capacity and output levels. The packaging paper market, including kraft linerboard and sackkraft, has experienced price fluctuations which are driven by a variety of factors, including, for example, inventory levels and production supply.

        Over the past decade, kraft linerboard prices have ranged from $325 to $685 per metric tonne in Northern Europe. As of November 2002, kraft linerboard prices were approximately $440 per metric tonne in Northern Europe. In the southern Africa domestic market, we have entered into medium-term contractual commitments with certain converters. These commitments include certain volume targets and, in some cases, as is customary in the market, fixed prices for periods of 6 months.

Groundwood Products

        Newsprint.    The Ngodwana mill produces newsprint. The worldwide market for newsprint is a low growth sector in the paper industry and was adversely affected during the early 1990s by substantial increased capacity and stagnating demand from, and cost-cutting measures imposed by major newsprint end-users. Over the past decade, the price of newsprint has ranged from a low of $420 per metric tonne in the second quarter of 1992 to a high of $750 per metric tonne in the fourth quarter of 1995 and the first quarter of 1996. In recent years, a significant increase in industry consolidation has stabilised the newsprint market and reduced segment over-capacity. As a result of the slowing economy, newsprint prices started to decline in the middle of 2001 from a peak of $625 in April 2001, to a low of

$445 in July 2002. As of November 2002, the price of newsprint (delivered East Coast USA) had increased to approximately $480 per metric tonne.

        Coated Groundwood.    Coated groundwood paper, primarily used for magazines, catalogues and advertising materials, has been one of the fastest growing paper grades in the paper industry in recent years. The segment is also one of the most consolidated segments of the paper industry. Demand for coated magazine paper is influenced by magazine circulation and demand for advertising, and by the price difference relative to coated woodfree paper and to uncoated groundwood paper as substitution between these grades is possible, depending on quality requirements and price levels. Western European producers are the leading producers of coated groundwood globally. Rapid capacity expansion by leading producers in the early 1990s led to volatile pricing and the development of a significant export business from Europe, primarily to North America and Asia. Pricing development has been more stable in the past three years, but prices have declined recently due to weaker demand and the start-up of new capacity in the industry.

Pulp

        We produce dissolving pulp, as well as a wide range of paper pulp grades, including groundwood pulp used in newsprint, unbleached kraft pulp, bleached kraft pulp and bleached sulphite pulp.

        Paper Pulp.    The market pulp industry is highly competitive and is sensitive to changes in industry capacity, producer inventories, demand for paper and cyclical changes in the world economy. The market price per metric tonne of northern bleached softwood kraft (NBSK) pulp, a pulp principally used for the manufacture of woodfree paper, is a benchmark widely used in the industry for comparative purposes. Over the past decade, the price of NBSK has ranged from $395 per metric tonne in November 1993 to $925 per metric tonne in September 1995, only to decline to $450 per metric tonne by March 1996.

        NBSK market pulp prices, which increased steadily through the second half of fiscal 1997, were adversely affected during fiscal 1998 by declining pulp demand resulting from the Asian economic crisis. Pulp prices at the end of 1998 were 22% lower than at the beginning of the year. During the first quarter of 1999, pulp prices remained relatively stable at $460 per metric tonne, the lowest level since 1993. Since the end of March 1999, pulp prices increased significantly based on improved demand and limited net capacity growth. At the start of the third quarter of 2000, the NBSK market pulp price in Europe reached $710 per metric tonne. A slowdown in the world economy towards the end of 2000 resulted in NBSK market pulp prices starting to decline. Producers have curtailed production and producer inventories have declined. Inventories held by North American and Scandinavian producers declined to 1.3 million metric tonnes at June 2002 from a year high of 2.0 million metric tonnes in February 2001 and stood at 1.6 million metric tonnes at the end of September 2002. As of December 2001, NBSK was transacting at $473 per metric tonne. NBSK pulp prices decreased to $430 per metric tonne in April 2002. World pulp producer and consumer inventories remain low. As at November 26, 2002, NBSK was transacting at $453 per metric tonne in Northern Europe.

        Market unbleached kraft pulp (UKP) is used in the production of packaging papers and for certain niche products such as oil and air filters. The market price of UKP generally follows the price trends of other paper pulp grades.

        Dissolving Pulp.    Prices of dissolving pulp generally follow those of NBSK, although the cycle is generally less volatile. Viscose Staple Fibre (e.g., rayon) which is made from dissolving pulp, competes directly with other fibres such as cotton and polyester but can also be used as a fabric blend partner with other fibres. The Viscose Staple fibre prices are influenced by fashion trends, demand for non-woven fibres as well as the costs and availability of competing fibres. Over the past decade, the price of 92 alpha grade dissolving pulp, has ranged from a low of $470 per metric tonne in the second quarter of 2002 to a high of over $1,000 per metric tonne in the fourth quarter of 1995. The most recent peak in dissolving pulp prices was during the fourth quarter of 2000, but prices have since fallen by more than 30%. The price as at November 26, 2002 was $510 per metric tonne.

Timber Products

        Our timber products operations are concentrated in South Africa and consist of sawn timber for the building industry and components for the furniture industry and packing cases.

Business Review

        We are the world's largest producer of coated woodfree paper, with a market share of approximately 28% in the United States, 20% in Western Europe and greater than 60% in southern Africa. In addition, we are the world's largest producer of dissolving pulp, with a market share of approximately 15%.

        We are a geographically diverse global paper company with significant manufacturing operations on three continents and sales in over 100 countries. During fiscal 2002, we had sales of $3,729 million, operating income of $389 million and net income of $220 million. We currently have a paper production capacity of approximately 5.0 million metric tonnes per annum, dissolving pulp production capacity of 600,000 metric tonnes per annum and paper pulp production capacity of 3.4 million metric tonnes per annum.

        Our operations are currently structured around two business units:

  •
  Sappi Fine Paper, which has fine paper and related paper pulp businesses in North America, Europe and South Africa. Pursuant to the recent reorganisation of our North American and European fine paper shareholding, our fine paper interests are now held by Sappi Papier Holding AG in Austria and its worldwide activities are co-ordinated from London through Sappi Fine Paper; and

  •
  Sappi Forest Products, which produces commodity paper products (newsprint and packaging papers), pulp (including dissolving pulp and hardwood and softwood pulp) and forest and timber products (including pulpwood, sawlogs and sawn timber) for southern Africa and export markets. Sappi Forest Products is based in Johannesburg, South Africa.

        We also operate a trading network for the international marketing and distribution of our products outside our core operating regions of North America, Europe and southern Africa. Our trading operation, which we refer to as Sappi Trading, co-ordinates our shipping and other logistical functions for exports from southern Africa and North America through subsidiaries in South Africa and in the United States, respectively. The headquarters of our trading operation is located in Hong Kong, China. All costs associated with Sappi Trading are allocated to the two business units.

        The markets for our pulp and paper products are significantly affected by changes in industry capacity and output levels and by cyclical changes in the world economy. For further information, see "—Information on the Company—Business Overview—The Pulp and Paper Industry" and "Item 5—Operating and Financial Review and Prospects—Operating Results".

        The chart set forth below represents the operational rather than the legal or ownership structure of Sappi as of November 2002. Units shown are not necessarily legal entities.

        The following table sets forth certain information with respect to our operations for, or as at the end of, the year ended September 2002.

	Sappi Fine Paper
	North America(1)	Europe(2)	South Africa	Sappi Forest Products	Corporate And Other	Total
	(US$ in million, tonnes in thousands)
Sales volume (tonnes)	1,163	2,180	310	2,434	—	6,087
Sales	1,197	1,744	215	573	—	3,729
Operating profit	(21)	217	34	141	18	389
Net operating assets(3)	1,483	1,420	90	714	(36)	3,671

(1)
Includes the Cloquet mill from May 13, 2002.
(2)
Europe includes the Nash and Transcript mills, which collectively contributed 40,400 tonnes and $48 million in sales in the year, ended September 2002. The Transcript mill has been closed.
(3)
Net operating assets consist of non-current assets, current assets and current liabilities (excluding cash and cash equivalents, bank overdraft, deferred taxation and short-term loans).

SAPPI FINE PAPER

Overview

        Sappi Fine Paper's operations are co-ordinated from London through Sappi Fine Paper, which aims to facilitate the creation of an integrated business with a single identity, a unified sales, marketing and distribution strategy and a co-ordinated portfolio of brands and products.

        Sappi Fine Paper is the largest business sector of Sappi and contributed over 80% of our sales in fiscal 2002. It has the capacity to produce 4.2 million metric tonnes of paper per annum at its 15 paper and related paper pulp mills located on three continents. Sappi Fine Paper manages its business in three principal regions: Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Fine Paper South Africa. Sappi Fine Paper also manages the Nash mill in the United Kingdom, which operates as a separate business. This mill is no longer considered a core business and it may be divested at an appropriate time.

        The following chart sets forth certain information with respect to the mills and principal products of Sappi Fine Paper as of November 2002.

        The following table sets forth approximate annual production capacity with respect to Sappi Fine Paper's products.

	Annual Production Capacity
	North America	Europe(1)	South Africa		Total
Production capacity (000s tonnes):
Fine paper
Coated(2)	1,298	2,545	80		3,923
Uncoated(3)	—	65	262		327

Total	1,298	2,610	342		4,250
Paper pulp	1,010	615	145		1,770
Percentage paper pulp integration(4)	113%	42%	58%	(4)	68%

(1)
Includes the Nash mill under uncoated.
(2)
Includes coated woodfree paper, coated groundwood paper and speciality papers.
(3)
Includes 30,000 metric tonnes of tissue manufactured at the Stanger mill in South Africa and 14,000 metric tonnes of kraft manufactured at the Enstra and Adamas mills in South Africa.
(4)
Includes pulp used internally and pulp sold.
(5)
Sappi Forest Products provides most of the additional pulp requirements of our South African fine paper operations.

Facilities and Operations

Sappi Fine Paper North America

        Sappi Fine Paper is a leading producer and supplier of coated woodfree paper in the United States with a market share of approximately 28%. Sappi Fine Paper North America also produces a variety of other fine paper, including coated speciality paper.

        Sappi Fine Paper North America is headquartered in Boston, Massachusetts, and operates four paper mills in the United States in Somerset, Maine; Muskegon, Michigan; Westbrook, Maine; and Cloquet, Minnesota. These four mills have a total annual production capacity of approximately 1.3 million metric tonnes of paper and a capacity of approximately 1.0 million metric tonnes of paper pulp, which represents approximately 113% of Sappi Fine Paper North American pulp requirements. This significantly reduces Sappi Fine Paper North America's exposure to fluctuations in the price of market pulp that are not driven by fluctuations in wood or other major raw material prices.

        Coated paper accounted for approximately 78% of Sappi Fine Paper North America's sales in fiscal 2002. Uncoated paper, speciality paper and pulp accounted for the remaining 22%. Sappi Fine Paper North America has exited the uncoated business with the closure of its Mobile, Alabama mill, which stopped paper production in October 2001 and ceased all operations at the end of March 2002.

        The following table sets forth sales by product for our North American operations, including contribution from the Mobile mill.

	Year Ended September
	2002(2)	2001	2000
Sales (US$ in million):(1)
Coated Woodfree Paper	937	1,044	1,135
Uncoated Woodfree Paper	63	246	271
Speciality Paper and Other(3)	197	152	201

Total	1,197	1,442	1,607

(1)
Includes sales of $20 million in fiscal 2002, $256 million in fiscal 2001 and $280 million in fiscal 2000 for the Mobile mill, which has been closed.
(2)
Includes the Cloquet mill from May 13, 2002.
(3)
Other consists primarily of market pulp.

        For the year ended September 2002, Sappi Fine Paper North America sold approximately 1,163,000 tonnes of paper and pulp products, including contribution from the Mobile mill. The following table sets forth the production capacity, number of paper machines, products, pulp integration and capital expenditures at each of our continuing mills in North America.

	Mill Locations
	Somerset	Muskegon	Westbrook	Cloquet
Production capacity (000s metric tonnes)
Paper	727	260	114	232
Market Pulp	131	—	—	278
Number of paper machines	3	2	2	2
Products:
Paper	coated woodfree paper	coated woodfree paper	speciality paper and high bulk coated paper	coated woodfree paper
Market Pulp	—	—	—	Bleached kraft pulp
Percentage pulp integration(1)	96%	70%	None	272%
Capital expenditures (October 1999—September 2002) (US$ in million)	88	108	32	55

(1)
Includes pulp sold to third parties.

        Cloquet.    On May 13, 2002, we acquired Potlatch Corporation's coated fine paper business in an asset purchase. The acquisition included Potlatch's Cloquet, Minnesota pulp and paper mill as well as the brands, order book and working capital of the Cloquet mill and the brands, order book and inventories of Potlatch's Brainerd, Minnesota paper mill for an aggregate cash purchase price of $483 million. We did not acquire Potlatch's Brainerd mill, which Potlatch has closed. The coated fine paper business of Potlatch sold 330,000 metric tonnes of coated paper in 2001. The Cloquet paper machines have an annual production capacity of 232,000 metric tonnes of coated paper, and the state-of-the-art pulp mill has an annual production capacity of 410,000 metric tonnes. In connection with the sale of the coated paper business, Potlatch agreed not to compete with Sappi in the production or sale of product, which competes with the former Potlatch business. In May 2002, the Attorney General for the State of Minnesota commenced an action alleging that an aspect of the covenant not to compete related to the use of Potlatch's Brainerd mill by a purchaser of the mill violated antitrust and common law. On November 26, 2002, the court dismissed both of the State's claims. The Attorney General has indicated that he may bring a new action if a potential purchaser for the mill is found who is discouraged by the covenant. The State of Minnesota has 60 days in which to file an appeal of the court's decision. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Mill Closures, Acquisitions and Dispositions" and "Item 8—Financial Information—Other Financial Information—Legal Proceedings".

        Cloquet has two paper machines and an offline coater, producing premium coated paper. The newest machine and coater were installed in 1988 and 1989, respectively. The state-of-the-art pulp mill started up by Potlatch in 2000 at a total cost of $525 million is the newest pulp mill in the United States.

        Somerset.    The Somerset mill is a low-cost producer and has a production capacity of approximately 727,000 metric tonnes of paper and approximately 491,000 metric tonnes of pulp per annum. The pulp mill was built in 1976, and Somerset became an integrated facility with the completion of Paper Machine 1 (PM1) in 1982. Each of the three paper machines at the Somerset facility employs Sappi Fine Paper North America's patented on-line coating and finishing technology. This technology combines the three steps (paper making, coating and finishing) in the manufacture of coated paper into one continuous process. It is well suited for the lightweight coated papers produced at Somerset because it allows the production of high gloss, consistent quality products at high speeds.

        Muskegon.    Muskegon is an integrated facility with an annual capacity of approximately 260,000 metric tonnes of heavier weight coated paper and approximately 109,000 metric tonnes of hardwood pulp. One of Muskegon's paper machines utilises Sappi Fine Paper North America's on-line finishing technology to produce heavy weight coated paper. The other paper machine has on-line coating and off-line calendars (finishers) and is used primarily to produce cover-weight papers used for covers of books, annual reports, etc.

        Westbrook.    Westbrook is Sappi Fine Paper North America's original mill, with origins dating back to 1854. It is primarily a speciality paper production facility with an annual capacity of 114,000 metric tonnes of coated woodfree and casting release paper. Its two paper machines primarily produce base paper, which is coated off-line. Westbrook also has nine speciality coaters, including three employing Sappi Fine Paper North America's patented Ultracast® process. This process uses an electron beam to cure coating against a finely engraved steel roll, resulting in a virtually exact replication of the roll pattern. Sappi Fine Paper North America also has a research and development facility at Westbrook.

        Sappi Fine Paper North America also operates a coated paper sheeting and distribution facility in Allentown, Pennsylvania, which was completed in 1994 and has an annual sheeting capacity of approximately 100,000 metric tonnes. The Allentown facility produces sheet paper for the Somerset and Westbrook mills.

Sappi Fine Paper Europe

        Sappi Fine Paper is a leading producer of coated woodfree paper in Europe with a market share of approximately 20% and a producer of commercial printing paper, coated groundwood paper and speciality paper used in packaging, labelling and laminating and a branded range of uncoated printing and business paper. Sappi Fine Paper Europe's operations consist of eight mills (excluding the Nash mill, which is separately managed, and the Transcript, Scotland mill, which ceased production in the quarter ended March 2002) with an aggregate annual production capacity of approximately 2.6 million metric tonnes of paper and 614,000 metric tonnes of related paper pulp. Sappi Fine Paper Europe's headquarters are located in Brussels, Belgium.

        The following table sets forth sales by product for our Sappi Fine Paper Europe operations, including contribution from the Nash and Transcript mills.

	Year Ended September
	2002	2001	2000
Sales (US$ in million):(1)
Coated Woodfree Paper(2)	1,524	1,648	1,731
Uncoated Woodfree Paper	19	—	5
Speciality Coated Paper and Other	202	133	258

Total	1,744	1,781	1,994

(1)
Includes sales for the Nash and Transcript mills. The Nash and Transcript mills collectively contributed $48 million of sales in fiscal 2002 and $78 million of sales in fiscal 2001. The Transcript mill has been closed.
(2)
Includes coated mechanical paper produced at Lanaken mill.

        For the year ended September 2002, Sappi Fine Paper Europe sold approximately 2,180,000 tonnes of paper and pulp products. The following table sets forth the annual production capacity, number of paper machines, products, pulp integration and capital expenditures at each of Sappi Fine Paper Europe's mills in Europe.

	Mill Location
	Germany		Austria	Netherlands		Belgium	United Kingdom
	Alfeld	Ehingen	Gratkorn	Maastricht	Nijmegen	Lanaken	Blackburn
Paper capacity (000s metric tonnes)	345	225	820	325	240	475	115
Number of paper machines	5	1	2	2	1	2	1
Products	coated woodfree paper, coated and uncoated specialities	coated woodfree paper	coated woodfree paper	coated woodfree paper and coated specialities	coated woodfree paper	mechanical coated paper	coated woodfree paper and cast coated paper
Percentage pulp integration(1)	50%	75%	57%	none	none	53%	none
Capital expenditures (October 1999—September 2002) (US$ in million)	94	21	103	29	45	60	7

(1)
Includes pulp sold to third parties.

        Alfeld.    The Alfeld mill is located to the south of Hannover, Germany, and its origins date back to 1706. It has a paper production capacity of approximately 345,000 metric tonnes and a pulp production capacity of approximately 112,000 metric tonnes per annum. It produces coated woodfree and speciality paper products, which are mainly coated and have a variety of finishes. In early 1995, a major rebuild of Alfeld's Paper Machine 3 (PM3) was completed. Following the rebuild, Alfeld became a world leader in the production of low substance flexible packaging papers. Alfeld's PM3 employs a fully integrated concept of in-line coating and calendaring. The Alfeld mill produces totally chlorine-free ("TCF") bleached sulphite pulp for its own use. In early 2002, a rebuild of Alfeld's Paper Machine 2 (PM2) was completed. Alfeld spent approximately euro 50 million on the rebuild of PM2.

        Ehingen.    The Ehingen mill is located to the southeast of Stuttgart, Germany and was acquired by Hannover Papier, predecessor entity to Sappi Alfeld, in 1987. A paper machine with a capacity of 180,000 metric tonnes per annum of coated woodfree paper was commissioned in July 1991, expanding Ehingen from a market pulp mill into an integrated pulp and paper mill. During the first quarter of 1994, the construction of a high-rack warehouse was completed. As a result of upgrades during 1994 and 1996, Ehingen's total paper capacity was increased to 225,000 metric tonnes per annum. The pulp mill's capacity is currently 130,000 tonnes per annum of TCF bleached sulphite pulp. The pulp is produced mainly for internal use, but is also sold to third party customers.

        Gratkorn.    Paper has been produced at the Gratkorn, Austria site for more than four centuries. A major expansion and renovation project was recently completed at the Gratkorn mill. As a result of this project, Gratkorn now has an annual capacity of 820,000 tonnes of triple-coated woodfree paper on just two paper machines and 233,000 metric tonnes of TCF chemical pulp. The machines at Gratkorn are among the largest and most efficient paper machines in the world. It also has an annual sheet finishing capacity of 650,000 metric tonnes. As a part of this expansion and renovation, the Gratkorn mill has been transformed from a five-machine mill into a two-machine mill.

        Maastricht.    The Maastricht, Netherlands mill has the capacity to produce over 325,000 metric tonnes per annum of coated woodfree paper and board and one-side coated paper used primarily for printing labels. Paper was first produced in Maastricht in 1852. Paper Machine 6 (PM6), which was installed at Maastricht in 1962, was first rebuilt in 1977. In 1996, PM6 underwent an extensive NLG224 million (€ 102 million) rebuild. As a result, management believes that PM6 and its coater are Europe's largest production facility and cost and quality leader for high basis-weight triple-coated woodfree paper and board for graphics applications. PM6's production complements that of the Gratkorn mill, which produces lower weight coated woodfree paper. Paper Machine 5 (PM5) at Maastricht was constructed in 1952. It underwent its most recent rebuild in 1995, when it was reconfigured at a total cost, including the related upgrade of PM5's entire line, of $13 million. Following the reconfiguration, PM5 is utilised as a dedicated one-side coated label paper machine.

        Nijmegen.    The Nijmegen, Netherlands mill began operations in 1955 and operates one paper machine. The mill specialises in the production of reels of coated woodfree paper for web offset printing. It also produces special coated woodfree paper for use in digital printing. With an annual production capacity of 240,000 metric tonnes, the Nijmegen mill is one of Europe's largest suppliers of coated woodfree web offset paper. Rotary, or web, offset paper is used for commercial printing and publishing. The Nijmegen mill was upgraded in 2001. The upgrade increased its capacity by 40,000 metric tonnes per annum.

        Nijmegen and Neusiedler AG, an Austrian paper company, have terminated their joint venture to operate an 80,000 metric tonnes capacity sheeting centre in the course of 2001 and have closed the related facility.

        Lanaken.    The Lanaken, Belgium mill began commercial operations in 1966. It produces coated groundwood paper and lower weight wood-containing coated paper for offset printing. Coated groundwood paper for web offset presses is used primarily in the production of advertising materials and magazines. Lanaken's two paper machines have a total annual capacity of 475,000 metric tonnes. One machine principally produces coated groundwood paper. It was completely overhauled in 1992, and an additional off-line coater was installed to provide triple coating capability. The other paper machine produces lower-weight wood-containing paper. Its capacity was increased to 285,000 metric tonnes per annum as a result of a multi-year optimisation process during the mid-1990s. Lanaken produces chemithermomechanical pulp (CTMP) in an integrated plant with an annual capacity of 140,000 metric tonnes. This enables the mill to supply approximately 53% of the fibre requirements for paper production itself.

        Blackburn.    The Blackburn, England mill was established in 1875, and has been a major producer of cast coated paper. The Blackburn mill was rebuilt completely in 1996. In May 2000, we sold our Astralux brand of cast coated papers produced at the mill to the Favini Group in Italy. The production of cast coated papers at the Blackburn mill ceased at the end of May 2000. The Blackburn mill will continue to focus on its main business, the production of coated woodfree paper in reels.

        Mill Ownership.    We hold our German mills through a 99.9% interest in Sappi Alfeld, formerly known as Hannover Papier. Sappi Ehingen, which owns the Ehingen mill, is 95% owned by Sappi Alfeld. Notwithstanding that the remaining interests are publicly held, an agreement between Sappi Alfeld and Sappi Ehingen provides us with effective control over the cash flow in these businesses. We hold a 100% ownership interest in the Gratkorn, Lanaken, Maastricht, Nijmegen, Blackburn and Nash mills.

Sappi Fine Paper South Africa

        Sappi Fine Paper, through Sappi Fine Paper South Africa, produces and markets a wide range of coated, uncoated and speciality papers as well as crêped tissue and fibreboard in South Africa. Sappi

Fine Paper South Africa is headquartered in Johannesburg. In the uncoated paper sector, where we have a 57% market share, Sappi Fine Paper operates one integrated pulp and paper mill, Enstra (located near Johannesburg). Stanger (located north of Durban) uses bagasse (the fibrous residue of sugar cane) to produce coated woodfree paper and tissue. A smaller paper mill, Adamas (located in Port Elizabeth) utilises pulp from our pulp mills and waste paper to produce speciality paper and some kraft products. Sappi Fine Paper South Africa is the only producer of coated woodfree paper in South Africa.

        The following table sets forth sales by product for our Sappi Fine Paper South Africa operations.

	Year Ended September
	2002	2001	2000
Sales (US$ in million):
Coated Woodfree Paper	48	38	46
Uncoated Woodfree Paper	142	152	156
Speciality Paper and Other	25	39	25

Total	215	229	227

        The following table sets forth the annual paper production capacity, number of machines, products, pulp integration and capital expenditures at each of the mills of Sappi Fine Paper South Africa.

	Mill Locations
	Enstra	Stanger	Adamas
Paper capacity (000s metric tonnes)	183	110	35
Number of paper machines	3	2	2
Products	uncoated woodfree paper	coated woodfree paper and tissue	uncoated woodfree graphic paper
Percentage pulp integration	66%	71%	none
Capital expenditures (October 1999—September 2002) (US$ in million)	11	35	2

        Enstra.    The Enstra mill is the largest mill of Sappi Fine Paper South Africa, with a capacity of approximately 182,500 metric tonnes of elemental chlorine-free uncoated woodfree paper products per annum. In 1996, the Enstra mill completed a $96 million capital expenditure programme. This programme increased capacity by 50,000 metric tonnes per annum and has resulted in improved production efficiency and product quality. The product range at the Enstra mill caters to the business forms, scholastic, office, envelope and general printing industries. The mill has a capacity of 90,000 metric tonnes per annum of bleached hardwood pulp. It also has a capacity to bleach 29,000 metric tonnes per annum of softwood pulp, which it purchases at market prices. The mill uses an oxygen bleaching process, which is a process that was developed at the mill in the 1970s and has since become the industry standard.

        Stanger.    The Stanger mill commenced operations in 1976. It is unique in South Africa in that it uses bagasse as its basic raw material to produce high quality matte and gloss coated art papers and tissue. Art paper is used for high quality books and magazines, brochures, annual reports and labels. A $26 million upgrade of the mill's paper machine was completed in August 2001, increasing the coated paper capacity to 80,000 metric tonnes per annum. The mill also produces 30,000 metric tonnes of tissue per annum and has a capacity of 55,000 metric tonnes of bleached bagasse pulp per annum.

        Adamas.    The Adamas mill is a small speciality mill. It produces high quality, uncoated prestige papers and boards in a variety of colours and embossing patterns. The mill also produces packaging and industrial grades from waste paper. The mill has a capacity of 35,000 metric tonnes of paper per annum. This mill purchases wastepaper and bleached pulp from other members of the Sappi Group.

Other Fine Paper Operations

        Nash.    The Nash mill in Hemel Hampstead, England has been operating as a paper mill since the 1800s and manufactures a variety of different grades of paper and board. The mill's principal products are its branded and watermarked business papers, sold under the Croxley brand name, and its wide range of white and coloured boards, sold under the Vanguard brand name. In 1995, a new gas boiler was installed at Nash, leading to a reduction of energy costs. The mill has the capacity to produce 35,000 metric tonnes of paper and board per annum.

Marketing and Distribution

Overview

        The further integration of our international marketing and distribution efforts is one of our main strategic objectives. In order to attain this objective, we have adopted a system whereby the marketing and distribution of our woodfree paper products is performed by our operating business in the respective region, supplemented by a trading network outside these core regions.

        Our trading network, Sappi Trading, co-ordinates the international marketing and distribution of our woodfree paper products outside our core regions. Sappi Trading operates in Hong Kong (China), Sydney (Australia), Johannesburg (South Africa), Shanghai (China), Singapore, Zurich (Switzerland), Sao Paulo (Brazil), Mexico City (Mexico), Kenya and Zimbabwe. It also manages a network of agents around the world handling exports to over 100 countries.

        We sell the vast majority of our coated and uncoated woodfree paper through merchants. We also sell paper directly to converters. We generally deliver products sold to converters from the mill or via a distribution warehouse. Electronic business-to-business interaction has become more important to us, and we will continue to focus on increasing service and efficiency through business-to-business interaction. The systems and structures have been put in place to actively continue these efforts.

        Merchants are authorised to distribute Sappi Fine Paper's products by geographic area and to carry competitors' product lines to cover all segments of the market. Merchants perform numerous functions, including holding inventory, sales promotion and marketing, taking credit risk on sales and the delivery and distribution of the products. Merchants buy paper from Sappi Fine Paper and resell it, marking up the purchase price. A merchant may either deliver to the customer from its own stock or arrange for delivery directly from the mill or one of Sappi Fine Paper distribution warehouses.

Sappi Fine Paper North America

        Sappi Fine Paper North America's coated paper sales system is organised in 6 regions with sales representatives located in 22 district market areas, and 3 technical representatives located in different regions in North America supporting the sales effort.

        Approximately 2.4% of Sappi Fine Paper North America's coated woodfree paper sales for fiscal 2002 were outside North America. Sappi Fine Paper North America's sales outside North America are handled in southern Africa by Sappi Fine Paper South Africa, in Europe by Sappi Fine Paper Europe and outside southern Africa and Europe by Sappi Trading.

        In 2002, Sappi Fine Paper North America's sales force sold coated graphic paper to approximately 364 merchant distributing locations. By selling exclusively through merchant channels, Sappi Fine Paper

North America believes it has created a loyal group of merchant customers. Rather than competing with merchant distributors, Sappi Fine Paper North America's sales force focuses on generating end-user demand, which is then serviced by the merchant distributors.

        In the United States, we market speciality paper through a dedicated speciality paper sales team directly to customers. Sappi Fine Paper North America also sells paper directly to large users of coated technical products utilising a dedicated sales team. The special end-use requirements often require a paper made to fit the customer's specific application.

Sappi Fine Paper Europe

        As part of the formation of Sappi Fine Paper in April 1998, the sales and marketing operations of Sappi Fine Paper Europe were reorganised into graphic paper, comprising printing and writing paper, and speciality paper, comprising paper for labelling, packaging and other speciality uses.

        The sales division of the graphic paper unit is responsible for all sales of coated woodfree and groundwood papers in Europe. This includes European sales on behalf of Sappi Fine Paper North America and Sappi Fine Paper South Africa. It is also responsible for export sales to markets outside Europe. Sappi Fine Paper Europe's graphic products are distributed primarily by merchants. The export sales office manages exports to markets outside Europe through Sappi Trading, Sappi Fine Paper North America and Sappi Fine Paper South Africa.

        Sappi Fine Paper Europe's centralised logistics department was formed in early 1998. It is responsible for the development and optimisation of the logistics of the graphic and speciality papers business units and the re-engineering of the supply chain.

Sappi Fine Paper South Africa

        Sappi Fine Paper South Africa has a marketing and sales and technical support team based in four major centres in South Africa. Approximately 14% of the sales of Sappi Fine Paper South Africa in fiscal 2002 were outside of southern Africa to markets in Europe, Africa, Asia and North and Latin America. The products of Sappi Fine Paper South Africa are distributed in southern Africa primarily through merchants. In addition, some large volume orders are sold directly to printers and converters.

Customers

        Sappi Fine Paper sells its products to a large number of customers, many of whom have long-standing relationships with us. These customers include merchants, converters and other direct consumers.

        The most significant merchant customers, based on sales during fiscal 2002, include:

  •
  Xpedx (a division of International Paper Company), Unisource Worldwide, Inc. (a majority interest of which was sold by Georgia Pacific Corporation to Bain Capital Corporation during the fourth quarter of 2002) and Lindenmeyer Paper Company (owned by Central National Gottesman Inc.) in the United States;

  •
  the Buhrmann Paper Merchant Division, IGEPA (Germany) and Antalis Limited (a subsidiary of the Worms & Cie) in Europe; and

  •
  First Paper House and Haddons Star (divisions of Antalis SA (Pty) Limited) and Peters Papers and Spicers (divisions of Nampak Limited) in southern Africa.

        Only one of these merchant distributors, the Buhrmann Paper Merchant Division, represented more than 10% of our total sales during fiscal 2002. See note 33 to our Group annual financial statements included elsewhere in this Annual Report for more information.

        Sappi Fine Paper's converter customers include both multinational and regional converters. The most significant converter customers, based on sales during fiscal 2002, include: VanLeer, Fasson, Jackstadt, VAW Flexible Packaging, Alcan, UCB Transpac, Lawson Mardon Packaging and Perstop. These customers use our products in the production of pressure sensitive and other types of labels as well as flexible packaging. Nampak, the CTP Group of companies, Paarl Media:Lithotech and Merpak are also significant converter customers. These companies use our products in the production of packaging products. No converter customer, however, represented more than 10% of our total sales during fiscal 2002.

        Merchant sales constitute the majority of our woodfree paper sales. Pricing of products for merchant sales is generally subject to change upon notice of up to 90 days. Sales to converters may be subject to longer notice periods, which would generally not exceed 12 months. We have long-standing relationships with most of our customers, with volume and pricing generally agreed on a quarterly basis.

Competition

Overview

        Although the markets for pulp and paper have regional characteristics, they are highly competitive international markets involving a large number of producers located around the world.

        Pulp and paper are subject to relatively low tariff protection in major markets, with existing tariff protections being further reduced under the World Trade Organization ("WTO"). In South Africa, for example, no tariffs are imposed on imports of pulp and newsprint. Tariffs on most other paper products under the WTO are 7% and will decline to 5% over time.

        In 1999, South Africa entered into a free trade agreement with the European Union, which is intended to remove tariffs on 90% of bilateral trade over a twelve-year period. The implementation of this agreement has commenced. We do not anticipate that the agreement will have any material impact on our business in the short term. In the long term, however, we expect that the agreement will lead to increasing pricing pressure from imports, which could have a material impact on our pricing structure in South Africa. Pursuant to the agreement, import duties on coated and uncoated woodfree products from member states of the European Union, which currently stand at 10%, will be abolished over a period of seven to twelve years. Corresponding duties on South African products imported in member states of the European Union will also be phased out over the same period.

        Competition in markets for our products is primarily on the basis of quality, service, price, breadth of product line, product innovation and sales and distribution support. The speciality paper market puts greater emphasis on product innovation and quality as well as technical considerations. The packaging paper and newsprint markets place more emphasis on price.

North America

        The major domestic coated woodfree producers which compete with Sappi Fine Paper in North America are MeadWestvaco, Stora Enso, International Paper Company and Appleton Papers. In addition, 25% of US consumption is supplied by foreign producers, primarily Asian and European.

Europe

        Recent merger and acquisition activity in the European pulp and paper industry includes the acquisition of Haindl (a German magazine paper producer) by UPM-Kymmene and M-real's (previously Metsä-Serla) consolidation of its ownership in Zanders to over 99%. In 2000, M-real purchased Modo Paper and International Paper's 72% stake in Zanders. In 1999, Torraspapel SA was bought by CVC Partners (Lecta). The merger of the woodfree paper businesses of Svenska Cellulosa

Aktiebolaget SCA and Mo och Domsjö AB into Modo Paper also took place in 1999. In 1998, the Swedish Company Stora Kopparbergs Bergslags AB ("Stora") merged with the Finnish Group Enso Oy ("Enso"), which itself was created in May 1996 through a merger between the state-owned companies Enso-Gutzeit and Veitsiluoto.

        The market leaders in coated woodfree paper production in Europe are Sappi, M-real, Stora Enso, CVC Partners (Lecta) and UPM-Kymmene.

Southern Africa

        Mondi Paper Company Limited is a significant competitor of Sappi Fine Paper in southern Africa in the uncoated woodfree paper sector. Coated woodfree imports, primarily from Europe and Asia, have gained an increased share of the southern African woodfree paper market, since sanctions and boycotts against South Africa ended in the early 1990s and as a result of declining import duties. A substantial part of the imports originate from Sappi Fine Paper's European mills.

SAPPI FOREST PRODUCTS

Overview

        Sappi Forest Products, headquartered in Johannesburg, South Africa, is an integrated pulp, commodity paper and timber products producer. Sappi Forest Products operates five pulp and paper mills and three sawmills. It's managed in three operating divisions: Sappi Saiccor, Sappi Kraft and Sappi Forests.

        Sappi Forest Products is Africa's largest pulp and paper producer with a production capacity of 820,000 metric tonnes of paper, 600,000 metric tonnes of dissolving pulp and 1,085,000 metric tonnes of paper pulp per annum. It is also a major timber grower, managing or controlling through contracts about 538,000 hectares of land. Of this land, approximately 405,000 hectares is planted with primarily pine and eucalyptus. This represents about 23% of the southern African timberlands and supplies approximately 62% of our southern African pulpwood and sawlog requirements.

        The following chart sets forth certain information with respect to the mills and principal products of Sappi Forest Products as of November 2002.

        The following table sets forth sales by product for Sappi Forest Products' operations:

	Year Ended September
	2002	2001	2000
Sales (US $in million):
Commodity paper products(1)	257	319	325
Dissolving pulp(2)	193	285	341
Paper pulp(2)	84	83	108
Timber and timber products	39	45	116

Total	573	732	890

(1)
Includes newsprint and packaging products.
(2)
Excludes sales related to paper pulp produced by Sappi Fine Paper facilities.

        Sappi Forest Products sold approximately 2.4 million tonnes of paper, pulp and forest products during the year ended September 2002.

        The following table sets forth annual production capacity with respect to Sappi Forest Products' products:

Production Capacity (000s metric tonnes):
Paper Products
Packaging paper	685
Newsprint	140

Total	825
Pulp
Dissolving pulp	600
Paper pulp(1)	1,085

Total	1,685
Timber products	101	(2)
Percentage paper pulp integration	132	%(3)

(1)
Excludes production capacity related to paper pulp produced by Sappi Fine Paper facilities.
(2)
Represents 190,000 cubic metres.
(3)
Excludes pulp produced by Sappi Saiccor. Our southern African operations are net sellers of pulp.

Facilities and Operations

Sappi Saiccor

        Sappi Saiccor was established in 1951 and acquired by us in 1988. Management believes that it is a low-cost producer and the world's largest single producer of dissolving pulp. In 1995, we completed an approximately $221 million expansion project to increase capacity by one third to approximately 600,000 metric tonnes per annum. Capital expenditures during the period from October 1999 to September 2002 were approximately $16 million.

        Virtually all of Sappi Saiccor's dissolving pulp production is exported. The pulp we principally produce is the type used in the manufacture of a variety of cellulose products, including viscose staple fibres (e.g., rayon). Viscose fibres are used by the textile industry to manufacture a range of woven and non-woven fabrics. Dissolving pulp is also used in the manufacture of cellulose solvent spun fibres, cellulose acetate flakes, plastic moulding powders and chemical additives. Acetate pulp is used to manufacture filter tow for use in the cigarette industry. It is also used to manufacture textile filaments and plastics but these later markets are declining worldwide.

        The mill's timber consumption is comprised primarily of eucalyptus hardwoods. These fast growing trees are grown in relatively close proximity to the mill and contribute towards Sappi Saiccor's position as a low cost producer of dissolving pulp.

Sappi Kraft

        Based upon volume sold in fiscal 2002, Sappi Kraft supplies approximately 53% of South Africa's packaging paper requirements, other than cartonboard, from its Ngodwana, Tugela and Cape Kraft mills.

        The following chart sets forth the annual paper production capacity, number of machines, products, pulp integration and capital expenditures at each of Sappi Kraft's mills in South Africa.

	Mill Locations in South Africa
	Ngodwana	Tugela	Cape Kraft
Paper capacity (000s metric tonnes)	375	392	60
Number of paper machines	2	4	1
Products	newsprint kraft linerboard, white top linerboard and bleached and unbleached pulp	kraft linerboard, corrugating medium, sackkraft and industrial kraft	linerboard and corrugating medium
Percentage pulp integration(1)	136%	100%	none(2)
Capital expenditures (October 1999—September 2002) (US$ in million)	37	14	2

(1)
Excludes "pulp" produced from recycled paper by the respective plants at the mills.
(2)
Cape Kraft's raw material requirements are met from waste fibre supplied by Sappi Waste Paper.

        Ngodwana.    Ngodwana was expanded between 1981 and 1985 from an unbleached kraft mill with a capacity of 100,000 metric tonnes per annum to a modernised mill with a capacity of approximately 235,000 metric tonnes of linerboard and 140,000 metric tonnes of newsprint per annum. The linerboard machine also produces approximately 34,000 metric tonnes of white top linerboard per annum (included in total linerboard capacity). The mill is a low cost producer and is a net seller of pulp. It produces nearly 410,000 metric tonnes of bleached and unbleached pulp and 100,000 metric tonnes of groundwood pulp annually. The mill markets paper and excess pulp locally and in the export market. The mill is a large consumer of waste paper, which is used in the production of packaging paper.

        Tugela.    Tugela is Sappi Kraft's largest integrated unbleached kraft mill, with a capacity of approximately 392,000 metric tonnes of packaging paper per annum. The mill supplies kraft linerboard and corrugating medium and most of South Africa's requirements for sackkraft, used in the production of multiwall sacks. Machine glazed packaging papers are also produced at the mill. The mill was upgraded in 1996 at a cost of approximately $81 million.

        Cape Kraft.    The Cape Kraft mill was built during 1980 and 1981 and was upgraded in 1995. The mill presently has a capacity of 60,000 metric tonnes of linerboard and corrugating medium per annum, which it sells principally to the corrugating industry in the Western Cape. The mill's raw material requirements are met from waste fibre supplied by Sappi Waste Paper.

        Usutu Pulp.    As of October 2000, we have a 100% ownership interest in the Usutu Pulp Company Limited. Usutu Pulp began production in 1961 and has been managed by us since 1989. The mill was upgraded during 1995 and 1996 at a cost of approximately $69 million. During the period from October 1999 to September 2002, an additional $14 million was invested. The mill has a capacity of 225,000 metric tonnes of unbleached kraft pulp and supplies approximately 10% of the world market for unbleached market kraft pulp (based upon tonnes sold). The mill is situated in Swaziland and is surrounded by 60,000 hectares of forestlands, which it leases from the Swazi nation under a long-term lease extendable to 2089. The location of these forestlands, combined with the very compact areas the trees are planted on, provides for low wood delivery costs. See "—Supply Requirements—Southern Africa—Wood" for more information.

        Sappi Kraft also manages Sappi Waste Paper. Sappi Waste Paper collected approximately 240,000 metric tonnes of waste paper in fiscal 2002. Most of the waste paper collected was supplied to our mills. Waste represents 30% of the fibre requirements of our packaging grades.

Sappi Forests

        Sappi Forests, together with Usutu Forests, supplies or procures all of Sappi Forest Products' and Sappi Fine Paper South Africa's domestic pulpwood requirements of approximately 7 million metric tonnes per annum. 62% of the pulpwood comes from owned or contracted sources. Together they manage or control, through contracts, about 540,000 hectares of land situated in Mpumalanga (45%), KwaZulu-Natal (42%) and Swaziland (13%). Securing raw material for the future is a vital element in the long-term planning of Sappi Forest Products' business. Sappi Forests has an extensive research operation which concentrates on programmes to improve the yield per hectare of forestland used. Significant progress has been made in developing faster-growing trees with enhanced fibre yields. Sophisticated nurseries have been developed to accommodate the seedling requirements of Sappi Forest Products' operations. Approximately 40 million seedlings are grown annually at Sappi Forests' and Usutu Forests nurseries.

        Sappi Forests and Usutu Forests have invested approximately $83 million (excluding interest capitalised) in maintaining, acquiring and expanding plantations and an additional $6 million in other capital expenditure projects in the period from October 1999 to September 2002.

        As of October 1, 2000, following the sale of Novobord, Sappi Timber Industries ceased to exist and the mining timber and sawmill divisions were incorporated into Sappi Forests. The sawmill division operates three mills with a total production capacity of 190,000 cubic metres per annum of structural timber for the building industry and components for the furniture industry and packing cases.

        Pursuant to our strategy of disposing of non-core assets, the mining timber division, which produced mine support systems for the South African mining industry, was sold on October 1, 2000 to Business Venture Investment No. 336 (Pty) Ltd., a company owned by the mining timber division management.

Marketing and Distribution

Overview

        Each of Sappi Forest Products' divisions with major South African markets has its own marketing and sales team. Sappi Trading manages the exports of the Sappi Forest Products' divisions.

Customers

        Sappi Forest Products sells its products to a large number of customers, including merchants, converters and other direct customers, many of whom have long-standing relations with us.

        The most significant converter customers, based on sales in fiscal 2002, include: Caxton, CTP Group and Nasionale Pers, which uses Sappi Forest Products' newsprint; Nampak Limited; Mondipak Limited; APL (Pty) Ltd and Houers Co-operative. Mondipak (formerly Kohler) was formed as a result of a recent acquisition by Mondi Paper Company Limited, a significant competitor of Sappi Forest Products, of the corrugated paper business of Kohler Limited from Malbak. Most of the Viscose Staple Fibre manufacturers around the world purchase dissolving pulp from Sappi Forest Products, including large groups such as the Aditya Birla Group and Acordis.

        Approximately 57% of the total sales of Sappi Forest Products during fiscal 2002 consisted of export sales.

Competition

        Mondi Paper Company Limited is a significant competitor in most of the markets in which Sappi Forest Products operates in southern Africa. Imports, primarily from Europe, have gained an increased share of the southern African paper markets since sanctions and boycotts against South Africa ended with the demise of apartheid in the early 1990s. Imports of kraft linerboard, corrugating medium and sackkraft are believed to be relatively minor at present. In respect of dissolving pulp, competitors include International Paper Company, Tembec Inc., Western Pulp Limited Partnership and Rayonier Inc.

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

North America

Wood

        In connection with the 1998 sale of our US timberlands to Plum Creek Timber Company L.P., Sappi Fine Paper North America and Plum Creek are parties to a fibre supply agreement with an initial term expiring in December 2023 and with three five-year renewal options. Under the supply agreement, Sappi Fine Paper North America is required to purchase from Plum Creek and Plum Creek is required to sell to Sappi Fine Paper North America a guaranteed annual minimum of 350,000 metric tonnes of hardwood pulpwood, or approximately 12% of Sappi Fine Paper North America's annual requirements, at prices calculated based on a formula tied to market prices. Sappi Fine Paper North America has the option to purchase additional quantities of hardwood pulpwood harvested from these timberlands at prices generally higher than the ones paid for the guaranteed quantities. The remainder of Sappi Fine Paper North America's wood requirements is met through market purchases.

Pulp

        Sappi Fine Paper North America's mills, taken together, are fully integrated on an economic basis with respect to hardwood pulp usage. Mills that are not fully integrated make market purchases, and mills that produce more pulp than they utilise make market sales.

        Sappi Fine Paper North America currently offers recycled products in most coated grade lines. It uses reprocessed fibres recovered from its existing operations and purchases de-inked post consumer waste pulp to meet market requirements for recycled products.

        Sappi Fine Paper North America manufactures, in aggregate, pulp and fibre equivalent to approximately 113% of its own pulp and fibre requirements. This vertical integration reduces its exposure to fluctuations in the market price for pulp.

Energy Requirements

        Sappi Fine Paper North America's energy requirements are satisfied through wood and by-products derived from the pulping process, coal, oil, purchased electricity, purchased steam, natural gas and other sources.

        A substantial majority of Sappi Fine Paper North America's electricity requirements are satisfied through its own electricity generation or co-generation agreements. Historically, Sappi Fine Paper North America's power requirements at its Somerset mill were satisfied through a power purchase agreement with Central Maine Power ("CMP"), which was entered into in 1982 and expires in 2012. According to this agreement, the mill historically co-generated electricity and sold the output to CMP at market rates. Under the agreement, the Somerset mill would purchase electricity from CMP at the standard industrial tariff rate. Commencing on March 1, 2000, as a result of the deregulation of the Maine power industry, CMP was no longer permitted to sell power to its customers. Accordingly, in July 2002, Sappi Fine Paper North America entered a series of contracts with CMP and a third party energy provider. The new contracts provide that Somerset sell all of its excess generated power to CMP and purchase all of its power needs beyond its generation capacity from the third party provider, each at market rates. The new agreements expire in 2012. Sappi Fine Paper North America also has a one-year agreement expiring on March 28, 2003, with a third party pursuant to which the Westbrook mill sells any excess electricity it co-generates.

        Muskegon co-generates electricity and uses the total output for its operations. In addition, it purchases stand-by power from Consumers Power Company at state regulated rates.

        The Cloquet mill, acquired in the Potlatch acquisition, is supplied partly with internally generated electricity. The Cloquet mill includes a hydroelectric facility that is licensed by the Federal Energy Regulatory Commission. The acquisition of the hydroelectric facility from Potlatch was completed on June 25, 2002, upon receipt of approval of the Federal Energy Regulatory Commission to the transfer of the license from Potlatch to Sappi becoming final. In addition to generating a portion of its own power, the Cloquet mill has entered into a take-or-pay agreement to purchase a portion of its power from Minnesota Power, which terminates in 2008.

Europe

Wood

        Sappi Fine Paper Europe purchases approximately 2,500,000 cubic metres of pulpwood per annum for its pulp mills. The wood is purchased both on contract and in the open market. Wood supply contracts are fixed for one year in terms of volumes. Price agreements range from three months for wood chips to one year for logwood.

        The wood logs and wood chips used in the Gratkorn TCF pulp mill are purchased through the Papierholz Austria GmbH joint venture arrangement amongst Sappi, the Norske Skog Bruck mill and the Frantschach Group. We hold a 42.5% ownership interest in Papierholz.

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

Pulp

        Sappi Fine Paper Europe produces approximately 42% of its pulp requirements. The remainder is supplied through open market purchases and, to a lesser extent, supply agreements.

Energy Requirements

        Sappi Fine Paper Europe's energy requirements are generally met by internally generated sources and purchases of electricity, gas and, to a lesser extent, oil. In Germany, Sappi Fine Paper Europe internally generates approximately 65% of the electricity used at its mills. Approximately 45% of the energy requirements for the Gratkorn mill are internally generated. The remaining requirements are met by purchasing electricity, oil, coal and gas in accordance with various supply agreements.

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

        Nijmegen mill's electricity requirements are largely satisfied by its co-generation power plant. The Nijmegen mill additionally purchases natural gas from Gasunie, a local supplier.

        Lanaken mill's energy requirements are generally met by purchases of natural gas and electricity. Certain of the energy requirements of the Lanaken mill are furnished by a combined heat and power unit constructed and operated pursuant to the Albertcentrale N.V. joint venture arrangement between Sappi, the Belgian power company Electrabel and Rabo Energy. Sappi holds a 49% ownership interest in the Albertcentrale facility and is obligated to purchase 85% of the plant's energy requirements from the joint venture facility under a long-term supply agreement. The facility commenced operations in April 1997.

Southern Africa

Wood

        Sappi Forest Products manages approximately 540,000 hectares of forestland in southern Africa, of which approximately 400,000 hectares are forested, which produces approximately 62% of the timber required for its operations. Sappi Forests owns 368,000 and leases approximately 10,000 of the hectares managed. Usutu Pulp owns 60,000 hectares of pine on 70,000 hectares of land that is leased from the Swazi nation on a long-term lease, which we have the option to extend until 2089. Sappi Forests presently has supply contracts for the timber from approximately 92,000 hectares of plantations planted by small growers with our technical and financial support. Approximately 7% of the timber requirements of Sappi Forest Products is bought under a long-term contract with Safcol, the South African state-owned forestry company. The remaining timber requirements are met through a number of significant medium-term contracts and open market purchases. Safcol is in the process of being privatised. In September 2000, a group backed by Mondi was awarded the tender for some of the Safcol plantations in KwaZulu Natal, which supplied some of our timber requirements, whereas a group backed by Hans Merensky was awarded the tender for the other plantations in KwaZulu Natal and the Eastern Cape. The Government has reopened the tendering process for the Mpumulanga and Limpopo (previously Northern Province) regions due to the successful bidder, ZAMA Resources, being disqualified due to it having committed certain irregularities in the initial tender. Our intention is to secure a long-term supply contract with the successful bidder. We are unable to predict whether the privatisation of Safcol or the purchase of Safcol's plantations in KwaZulu Natal by the group backed by Mondi will have an adverse impact on our ability to continue to purchase timber from Safcol.

Pulp

        Sappi Forest Products and Sappi Fine Paper South Africa in aggregate manufacture all of the pulp required in their respective papermaking operations, except minimal quantities of specialised pulps, and together are a net seller of bleached and unbleached paper pulp. This vertical integration substantially reduces our exposure to fluctuations in the market price for pulp.

Energy Requirements

        Our energy requirements in southern Africa are met principally by purchases of gas, electricity and coal, supplemented by purchases of oil and by the use of internally generated biomass and by-products. Electricity is supplied by Eskom, the state-owned electricity company, or generated internally. The electricity generated by our plants in southern Africa is equivalent to approximately 37% of our total electricity requirements. Coal and oil are purchased on contract.

ENVIRONMENTAL AND SAFETY MATTERS

Environmental Matters

        We are subject to a wide range of environmental laws and regulations in the various jurisdictions in which we operate, and these laws and regulations have tended to become more stringent over time. Environmental compliance is an increasingly important consideration in our businesses, and we expect to continue to incur significant capital expenditures and operational and maintenance costs related to reductions in air emissions (including "greenhouse gases"), wastewater discharges and waste management. We constantly monitor the potential for changes in the laws regulating air emissions and other pollution control laws and take actions with respect to our operations accordingly. See note 37 to our Group annual financial statements included elsewhere in this Annual Report for more information.

North America

        Sappi Fine Paper North America is subject to stringent environmental laws in the United States. These laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and their respective state counterparts. In April 1998, pursuant to its authority under the Clean Air Act and Clean Water Act, the US Environmental Protection Agency issued final regulations that impose air and water quality standards aimed at further reductions of air and water pollutants from certain pulp and paper mills, particularly those emitting wastewater resulting from bleaching operations. These regulations are generally referred to as the "cluster rules". See note 37 to our Group annual financial statements included elsewhere in this Annual Report for a discussion of the financial impact of the cluster rules.

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

  •
  In the Netherlands, where two Sappi Fine Paper Europe mills are located, paper manufacturers, including Sappi, have made an agreement with the national government to improve environmental management and further limit emissions.

  •
  In Austria and Belgium, water emissions and waste disposal requirements similar to those in Germany, the United Kingdom and the Netherlands apply to our facilities.

  •
  In the United Kingdom, our mills received permits required under, the Pollution Prevention and Control Regulations which were enacted to implement the EC Directive 96/61/EC on Integrated Pollution Prevention and Control.

  •
  At our Nijmegen mill, we are subject to a potential damage charge of approximately $203,611 (euro 208,000), representing the alleged cost of cleaning up contaminated pulp from the local sewer system. The proposed charge relates to a discharge of pulp from our Nijmegen mill in 2000. We are pursuing a settlement of this matter with the local authorities.

  •
  The Sappi Fine Paper Europe organisation has been certified according to the international standard of environmental management systems (ISO 14001), and the mills of Alfeld, Gratkorn and Nijmegen are registered in the European EMAS (Eco-Management and Audit Scheme) Register.

South Africa

        The primary South African laws affecting our operations have been substantially revised in recent years. For example:

  •
  The National Water Act, effective October 1998, addresses the water shortages in South Africa in a manner that will not significantly impact our manufacturing and forestry operations. Abstraction of water, discharge of effluent and management of forests will all be regulated under a new license system in which first allocations go to, among other things, human consumption, before allocations are made to agriculture, industry and forestry. All water use is now subject to a charge. We expect to incur additional costs over the next decade to comply with the National Water Act, but are unable to quantify these at this time.

  •
  The National Environmental Management Act, effective January 1999, adopted the philosophy of integrated environmental management, which provides for the integration of environmental considerations into all stages of any development process. The Act includes a number of significant principles, such as private prosecution of companies in the interest of the protection of the environment and the establishment of aggressive waste reduction goals.

  •
  We expect that The National Air Quality Management Bill ("Air Quality Bill") will become effective by the end of 2003. The Air Quality Bill will replace the 1965 Air Pollution Prevention Act and will impose stringent compliance standards on our operations, including those related to carbon dioxide and sulphur dioxide air emissions. We expect to incur additional costs to comply with the Air Quality Bill in 2004 and 2005.

        The requirements under these statutes may result in additional expenditures and operational constraints. Although we are in frequent contact with regulatory authorities during the phasing in of the legislation, we are uncertain as to the ultimate effect on our operations. Our current assessment of the legislation is that any compliance expenditures or operational constraints will not be material to our financial condition.

Safety Matters

        The forestry, timber and pulp and paper industries involve inherently hazardous activities including, among other things, the operation of heavy machinery. Nearly all the countries, in which we have significant manufacturing operations including South Africa, the United States and the European countries, regulate health and safety in the workplace. We actively seek to reduce the frequency of accidents in our workplaces and to improve health and safety conditions by extensive training and educational programmes.

        In the United States, Sappi Fine Paper North America must comply with a number of federal and state regulations regarding health and safety in the workplace. The most important of these regulations is the Federal Occupational Safety and Health Act.

        In Europe, we participate in various governmental worker accident and occupational health insurance programmes. In Austria, Belgium, the United Kingdom and the Netherlands, these programmes are funded by mandatory contributions by employers and employees. In Germany, we participate in a similar mandatory contribution scheme controlled by the German government, which permits employer and employee participation in its administration.

        In South Africa, we must comply with the Occupational Health and Safety Act (Number 85 of 1993) and related regulations. Our South African businesses have instituted an international safety rating system, which sets standards for safety systems and processes and facilitates the monitoring of compliance with applicable governmental laws and regulations.

ORGANISATIONAL STRUCTURE

        Sappi Limited is the ultimate holding company of the Sappi Group. The following table sets forth the more significant subsidiaries owned by Sappi Limited.

Name of Company	Trading Name	Country of Incorporation	Type of Company	% Holding and Voting Power
North America
S.D. Warren Company	Sappi Fine Paper	United States	Operating	100
Sappi Cloquet LLC	Sappi Fine Paper	United States	Operating	100
Europe
Sappi Alfeld AG	Sappi Fine Paper	Germany	Operating	99
Sappi Belgium Holding BV	Sappi Fine Paper	Netherlands	Operating	100
Sappi Ehingen AG	Sappi Fine Paper	Germany	Operating	95
Sappi Europe SA	Sappi Fine Paper	Belgium	Operating	100
Sappi Fine Paper plc	Sappi Fine Paper	United Kingdom	Management	100
Sappi Austria Produktions GmbH & Co KG	Sappi Fine Paper	Austria	Operating	100
Sappi MagnoStar GmbH	Sappi Fine Paper	Austria	Operating	100
Sappi Holding AG	Sappi Holding AG	Austria	Holding	100
Sappi International SA	Sappi International SA	Belgium	Finance	100
Sappi Maastricht BV	Sappi Fine Paper	Netherlands	Operating	100
Sappi Nijmegen BV	Sappi Fine Paper	Netherlands	Operating	100
Sappi Papier Holding AG	Sappi Papier Holding AG or Sappi Fine Paper or Sappi Trading	Austria	Operating	100
Sappi Lanaken Presspaper BV	Sappi Fine Paper	Belgium	Operating	100
Sappi U.K. Ltd.	Sappi Fine Paper	United Kingdom	Operating	100
Guernsey
Lignin Insurance Co. Ltd.	Lignin Insurance Co. Ltd.	Guernsey	Finance	100
Southern Africa
Sappi Manufacturing (Pty) Ltd.	Sappi Manufacturing or Sappi Forest Products or Sappi Fine Paper or Sappi Kraft or Sappi Forests or Sappi Saiccor	South Africa	Operating	100
Usutu Pulp Co. Ltd.	Sappi Usutu	Swaziland	Operating	100
Sappi Management Services (Pty) Ltd.	Sappi Management Services (Pty) Ltd.	South Africa	Management	100

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

Location	Use	Approximate Size(1)
Sappi Limited
Johannesburg, South Africa	Sappi Headquarters(2)	12,471 m2
Sappi Fine Paper
London, England	Co-ordination centre(3)	862 m2
Sappi Fine Paper North America(4)
Boston, Massachusetts	Headquarters(5)	38,620 sq ft
Skowhegan, Maine (Somerset Mill)	Manufacturing facility: coated paper, softwood and hardwood pulp	2,355 acres
Muskegon, Michigan	Manufacturing facility: coated paper and a warehouse(6)	5,185,000 sq ft
Westbrook, Maine	Manufacturing facility: speciality and high bulk coated paper and research and development facility	275 acres
Allentown, Pennsylvania	Coated paper sheeting facility and distribution centre(7)	30 acres
Atlanta, Georgia	Distribution centre(8)	86,500 sq ft
Alsip, Illinois	Distribution centre(9)	1.4 ha
Cloquet, Minnesota	Manufacturing facility: coated paper and pulp(10)	650 acres
	Distribution and R&D facility	7 acres
Sappi Fine Paper Europe
Brussels, Belgium	Headquarters(11)	3,269 m2
Gratkorn, Austria	Manufacturing facility: coated paper and pulp	1,022,869 m2
Maastricht, Netherlands	Manufacturing facility: coated paper and research and development facility	14.7 ha
Nijmegen, Netherlands	Manufacturing facility: coated paper	10.7 ha
Lanaken, Belgium	Manufacturing facility: coated paper and pulp	35.0 ha
Alfeld, Germany	Manufacturing facility: coated paper and pulp	332,825 m2
Ehingen, Germany	Manufacturing facility: coated paper and pulp	358,092 m2
Blackburn, England	Manufacturing facility: coated paper	36.7 ha
Wesel, Germany	Distribution centre	6.2 ha
Wesel, Germany	Distribution centre(9)	3,000 m2
Sappi Fine Paper South Africa
Enstra, South Africa	Manufacturing facility: uncoated paper and hardwood pulp, and the bleaching of softwood pulp(10)	582.7 ha

Stanger, South Africa	Manufacturing facility: coated paper, tissue and bagasse pulp(10)	55.4429 ha
Adamas, South Africa	Manufacturing facility: uncoated paper and recycled packaging paper	7.2 ha
Other Fine Paper Operations
Hemel Hempstead, England (Nash Mill)	Manufacturing facility: business paper and printing paper and board	12 acres
Sappi Forest Products
Johannesburg, South Africa	Headquarters	Included under Sappi Limited headquarters
Sappi Saiccor
Umkomaas, South Africa	Manufacturing facility: dissolving pulp(10)	159.4 ha
Sappi Kraft
Ngodwana, South Africa	Manufacturing facility: linerboard, newsprint and kraft pulp	1,282.9 ha
Tugela, South Africa	Manufacturing facility: linerboard, corrugating medium, sackkraft and industrial kraft	914.4 ha
Cape Kraft, South Africa	Manufacturing facility: linerboard and corrugating medium	9.5 ha
Bunya, Swaziland (Usutu Pulp Mill)	Manufacturing facility: kraft pulp	45.0 ha
Sappi Forests
Barberton, South Africa (Lomati Sawmill)	Sawmill	24.6 ha
KwaZulu-Natal, South Africa (Clan Sawmill)	Sawmill	25.0 ha
Storms River, South Africa (Boskor Sawmill)	Sawmill	58.7 ha

(1)
The approximate size measurement relates to, in the case of manufacturing and distribution facilities, the perimeter of the property on which the principal manufacturing or distribution facilities are situated and, in the case of offices, the interior offices space owned or leased.
(2)
Subject to a lease expiring in 2005.
(3)
Subject to a lease expiring in 2007.
(4)
All of Sappi Fine Paper North America principal properties are pledged as collateral under Sappi Fine Paper North America's credit facilities.
(5)
Subject to a lease expiring in 2006.
(6)
Subject to a lease that operates on a month-to-month basis.
(7)
Subject to a bailment arrangement.
(8)
Subject to a distribution centre agreement expiring in February 2003, but automatically renewable for a further one-year term unless terminated by either party.
(9)
Subject to a bailment arrangement.
(10)
Substantial assets are leased pursuant to capital lease arrangements.
(11)
Subject to leases expiring in 2003 and 2007.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion and analysis together with our Group annual financial statements, including the notes, included elsewhere in this Annual Report. Certain information contained in the discussion and analysis set forth below and elsewhere in this Annual Report includes forward-looking statements that involve risk and uncertainties. See "Forward-Looking Statements", "Item 3—Key Information—Selected Financial Data", "Item 3—Key Information—Risk Factors", "Item 4—Information on the Company", "Item 10—Additional Information—Exchange Controls" and note 33 to our Group annual financial statements included elsewhere in this Annual Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this Annual Report.

Company and Business Overview

        We are a global Company that through acquisitions in the 1990s has been transformed into the global market leader in coated woodfree paper. Two acquisitions were pivotal in establishing us as a global Company, namely the acquisition in 1994 of S.D. Warren Company, now known as Sappi Fine Paper North America, and the acquisition in 1997 of KNP Leykam, now integrated into Sappi Fine Paper Europe. Opportunities to grow within our core businesses will continue to be evaluated.

        We have integrated our woodfree paper acquisitions into a single woodfree paper business, which operates under the name Sappi Fine Paper. We are organised into two operating business units: Sappi Fine Paper and Sappi Forest Products.

        Sappi Fine Paper generated over 80% of our sales during fiscal 2002 and 2001. Of our sales for fiscal 2002 and fiscal 2001, over 85% were made in US dollars, euro and other non-Rand denominated currencies. These sales provided us with a meaningful hedge against the depreciation of the Rand. See "—Inflation and Foreign Exchange" and note 33 to our Group annual financial statements included elsewhere in this Annual Report. Our sales by source and destination in fiscal 2002 were as follows:

	Sales by Source	Sales by Destination
North America(1)	32%	34%
Europe	47%	44%
Southern Africa	21%	13%
Far East and others	—	9%

Total	100%	100%

(1)
Sales by destination to North America includes Latin America.

See note 34 to our Group annual financial statements included elsewhere in this Annual Report for information regarding sales by source and destination for prior periods.

        Sappi Fine Paper has a total paper production capacity of 4.2 million metric tonnes per annum. We are the global leader in the coated woodfree paper business with a capacity of 3.9 million metric tonnes of coated woodfree paper per annum and with a market share of approximately 28% in the United States, approximately 20% in Europe and greater than 60% in southern Africa. In addition, we are the world's largest producer of dissolving pulp, with a market share of approximately 15%. The Sappi Group is now slightly more than 100% integrated on a net basis in terms of pulp usage, meaning that, while some of our facilities are market buyers of pulp and others are market sellers, in the aggregate we produce slightly more pulp than we utilise. By region, the southern African operations are net sellers of pulp, Sappi Fine Paper North America is fully integrated and the European operations are approximately 42% self-sufficient for pulp in Continental Europe, but entirely dependent on market pulp in the United Kingdom. We supply approximately 62% of the wood requirements for our South African businesses from sources we own or lease. Both our North American and European operations are dependent on outside suppliers of wood for their production requirements.

        In recent years, we have sought to internationalise our shareholder base and increase our exposure in the world's major financial markets. On November 5, 1998, our American Depository Receipts commenced trading on the New York Stock Exchange. We believe that, as of October 25, 2002, based on registered addresses and disclosure by nominee companies, 48% of our shares were held beneficially in the North America, 38% of our shares were held beneficially in South Africa and 14% of our shares were held beneficially in Europe and elsewhere, excluding the shares owned by subsidiaries of Sappi.

Markets

        The markets for our pulp and paper products are significantly affected by changes in industry capacity and output levels and by cyclical changes in the world economy. As a result, the prices for our products have been cyclical. The pulp and paper industry has often been characterised by periods of imbalances between supply and demand, causing prices to be volatile.

        The market price per metric tonne of northern bleached softwood kraft ("NBSK") pulp, a pulp principally used for the manufacture of woodfree paper, is a benchmark widely used in the industry for comparative purposes. Over the past decade, the price of NBSK has ranged from $395 per metric tonne in November 1993 to $925 per metric tonne in September 1995.

        In line with the global economy, pulp demand has been muted throughout 2001 and 2002 and price fluctuations have been driven primarily by supply management and the consequent impact on inventories. NBSK prices started increasing in April 2002 from a trough of $435 per metric tonne reaching $490 in July. Since then, prices have declined to $460 per metric tonne in November 2002.

        The majority of Sappi's market pulp sales consist of dissolving pulp. Dissolving pulp generally trades at a premium to NBSK due to the more technically demanding nature of the product. Dissolving pulp prices do, however, tend to follow the direction of changes in NBSK prices, albeit with a time lag and less volatility. During fiscal 1998 and the first two quarters of fiscal 1999, Sappi Forest Products dissolving pulp and unbleached kraft pulp sales to Southeast Asian markets were severely adversely affected by the Asian economic crisis. Asian markets have subsequently recovered. Approximately 36% and 21%, respectively, of the production of Usutu Pulp and Sappi Saiccor was exported to Southeast Asia during fiscal 2002. In fiscal 2002, the dissolving pulp market was extremely difficult as a result of weak viscose staple fibre demand and competitive pressures resulting from surplus global capacity. We curtailed production to approximately 70% of capacity and maintained our inventories at low levels.

        Paper price cycles have generally been less volatile than pulp price cycles. This is particularly true of coated paper, where coating make up a significant portion of the sheet of paper by weight. In line with pulp prices, coated woodfree paper prices in Europe and the US were at a cyclical low at the end of the first calendar quarter in 1999. While pulp prices increased by more than 50% to their September 2000 peak, European paper prices increased only approximately 20% and US prices only approximately 15%. In the first fiscal quarter of 2001, coated woodfree paper shipments in both Europe and the US reduced due to a slowdown in economic activity, which affected advertising expenditures and ultimately paper demand. Merchants and printers depleting inventories, which further depressed the apparent demand seen by paper mills, exacerbating this decrease in actual consumption. Apparent consumption of coated woodfree paper in fiscal 2001, as measured by shipments from producers net of imports and exports, was 14% below the previous year in the US and 8% in Europe. Demand remained almost flat in fiscal 2002, with European apparent consumption down 0.2% and US apparent consumption down 0.6% in comparison to fiscal 2001.

        There continues to be significant overcapacity of coated woodfree paper due to this sustained drop in demand, but the industry has responded with a large amount of production curtailment to balance supply with demand. During the same period in fiscal 2001 that pulp prices decreased by 37%, European coated woodfree prices had decreased by approximately only 5% on average. Fiscal 2002 saw marginal further erosion of European coated woodfree prices, which remain under severe pressure, with benchmark 90gsm sheets in Germany 3% lower in September 2002 than they were in October 2001.

        The North American industry was less proactive in taking downtime to match supply to demand. However during fiscal 2002 approximately 600,000 tonnes of coated woodfree capacity in North America was closed by our competitors. Imports from Europe and Asia continued to put pressure on prices and volumes. Changes in the supply side in China had a resultant impact on European and Asian producers which led to sharp increases in exports to the United States and a serious impact on North American producers, in particular. The price of benchmark coated free sheet 601b rolls declined by 15% during fiscal 2001 and fell an additional 8% by the end of fiscal 2002. Demand in the fourth quarter of fiscal 2002 for web product used for publications, including catalogues, was strong, extending order backlogs in the industry for these products. The increased lead times supported a mid-August 2002 price increase announcement of $40/tonne on publication grades by all major North American producers. As of November 2002, this increase had been implemented on spot business and non-price protected contract business. Two price announcements were made in November 2002: a further $40/tonne increase on publication grades and a $40/tonne increase on domestic and imported sheets.

        During fiscal 2002, we continued to manage inventories rigorously and focused on improving our service and product offering to customers in Europe. This enabled us to maintain margins at an acceptable level, and we believe overall it had a fractional negative impact on our market share.

        As of November 2002, the available evidence indicates that merchant and printer inventories are still low. In this respect, the industry appears to be structurally healthy and capacity additions have not been out of balance with historical long-term demand growth. Sustained improvements in pricing and demand will probably require an upturn in economic activity and advertising spending; however, even without this, an end to inventory depletion by merchants and printers should provide some improvement in volumes.

        The timing and magnitude of price increases and decreases in the pulp and paper market generally vary by region and type of pulp and paper. See "Item 4—Information on the Company—Business Overview—The Pulp and Paper Industry".

South African Economic and Political Environment

        Sappi Limited's status as a South African company and ownership of significant operations in southern Africa result in us being subject to various economic, fiscal, monetary, regulatory, operational (including labour-relations) and political policies and factors that affect South African companies and their subsidiaries generally. The impact of certain of these policies and factors, for example regulatory and operational factors, is limited by the geographic diversity of our sales by source and the geographic diversity of our net operating assets, of which Europe represented 39%, North America represented 40% and southern Africa represented 21% at the end of fiscal 2002.

        South Africa features a highly developed sophisticated "first world" infrastructure at the core of its economy. The South African economy is expected to grow between 2.5%—3.0% in 2002, substantially higher than its main trading partners, Europe and the United States. South Africa currently has long-term foreign currency investment ratings of Baa2 from Moody's Investor Services, Inc. and BBB- from Standard & Poor's Rating Service. While exchange controls have been relaxed in recent years and are continuing to be relaxed, South African companies remain subject to restrictions on their ability to raise and deploy capital outside of the Southern African Common Monetary Area. See "—Liquidity and Capital Resources—Financing".

        Despite the democratisation of South Africa in recent years, the country continues, however, to face challenges in overcoming substantial differences in levels of economic and social development among its people, and in addressing problems such as high levels of inflation, unemployment, crime and HIV/AIDS experienced in recent years.

        The government has recently taken a number of steps to increase ownership of South African business assets by Black Empowerment Entities (BEE's). The recent leakage of the purported draft Mining Charter, addressing the redistribution of ownership of South African mining resources, negatively impacted the securities markets sentiment towards mining and other resource-based enterprises. The Government and the Mining Sector responded quickly and agreed on a charter, which is expected to result in BEE's increasing their ownership of mining resources to approximately 26% of total resources within 10 years. The South African constitution guarantees ownership rights of assets, and if any increase in the ownership is obtained by acquisition of existing assets, the assets will be sold at market price.

Foreign Exchange, Inflation and Interest Rates

        The Sappi Group reports in US dollars. Our Group annual financial statements are prepared in conformity with SA GAAP. Since 1990, our expansion has been focused outside of southern Africa and during fiscal 2002 over 85% of sales was generated from sales to customers outside of southern Africa.

        We made sales in a range of foreign currencies in the fiscal years shown as follows:

	Year Ended September
	2002	2001	2000
(Percentage of Sales)
US dollar	45.3	48.6	49.5
euro	39.1	30.2	21.7
Rand	12.0	11.9	12.9
Other	3.6	9.3	15.9

Total	100.0	100.0	100.0

        The decreased proportion of US dollar denominated sales, and the increased proportion of euro denominated sales, resulted primarily from the reduced sales in 2002 at Sappi North America, as well as the increase in sales by Sappi Europe, in part due to increased levels of exports from Europe, as described above.

        The principal currencies in which our subsidiaries conduct business are the US dollar, euro and Rand. Although our reporting currency is the US dollar, a significant portion of our sales is made in currencies other than the dollar. In Europe and North America, sales and expenses are generally denominated in euro and US dollars, respectively; however, pulp purchases in Europe are primarily also denominated in US dollars.

        In southern Africa, expenses incurred are generally denominated in Rand, as are local sales. Exports to other regions, which represent approximately 45% of sales in fiscal 2002, are denominated primarily in US dollars.

        The depreciation of the Rand or the euro against the US dollar tends to enhance the Rand value of exports from South Africa and Europe, while appreciation of these currencies against the US dollar tends to have the opposite impact. Since expenses are generally denominated in home currencies, the appreciation of the US dollar has a positive effect on gross margins on exports and domestic sales, which are priced relative to international US dollar prices. With regard to European exports, to the extent that they are denominated in US dollars, we have seen the opposite effect with a relative strengthening of the euro over the past year. European imports of pulp denominated in US dollars have benefited in terms of local currency. Our consolidated financial position, results of operation and cash flows may be materially affected by movements in the exchange rate between the US dollar and the respective local currencies to which our subsidiaries are exposed.

        Since the adoption of the euro by the European Union on January 1, 1999, when the euro was trading at approximately $1.18 per euro, the euro depreciated against the US dollar to approximately $0.88 per euro at the end of fiscal 2000. During fiscal 2001, it reached a low of approximately $0.83 per euro on October 25, 2000, and recovered to approximately $0.92 per euro at the end of fiscal 2001. It strengthened further to approximately $1.01 on July 16, 2002 and at the end of fiscal 2002, it was approximately $0.98. On December 11, 2002 it was trading at approximately $1.008. During fiscal 2000, the Rand traded at levels around R6.55 per US dollar, and was approximately R7.22 per US dollar at the end of fiscal 2000. At the end of fiscal 2001, the Rand weakened to approximately R8.94 per US dollar. The Rand reached a new low of approximately R13.90 per US dollar on December 21, 2001. The Rand has recovered since that low. At the end of fiscal 2002 the Rand was trading at approximately R10.54 per US dollar, and on December 11, 2002 was trading at approximately R8.86 per US dollar. The principal currencies in which our subsidiaries conduct business that are subject to the risks described in this paragraph are the US dollar, euro and Rand.

        The following table sets forth South African inflation and the average US dollar exchange rates we used in preparing the statements of income included in our audited Group annual financial statements for fiscal 2002, fiscal 2001 and fiscal 2000:

	Year Ended September
	2002	2001	2000
Inflation(1)	12.5%	4.4%	5.4%
Exchange Rate(2, 3)
Rand(4)	10.5393	7.9574	6.5472
Euro(4)	0.9188	0.8855	0.9720

(1)
South African Consumer Price Index (CPI). The CPI for fiscal 2002 is for the period from October 1, 2001 to September 30, 2002, whereas the CPI for fiscal 2001 and 2000 is for the calendar year.
(2)
Source: audited Group annual financial statements of Sappi Limited.
(3)
At December 13, 2002, based upon the Rand Noon Buying Rate and the euro Noon Buying Rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York, the exchange rates were as follows: Rand 8.7375 per $1.00 and euro 0.9779 per $1.00. Source: Federal Reserve Statistical Release.
(4)
US$1 = Rand, euro 1 = US dollar.

        During September 1998, South African prime overdraft interest rates reached a peak level of 25.5%, primarily as a result of the weakening of the Rand, which weakened as a result of the emerging market crisis and concomitant capital outflows from South Africa. Although the Rand has declined further against the US dollar in fiscal 2000 and 2001, South African prime overdraft interest rates declined to 14.5% in January 2000, and declined to a level of 13.0% in September 2001, the lowest levels in many years. The South African inflation rate (as measured by inflation less mortgage interest rates) increased from 6.5% in December 2001, to 14.5% in October 2002, mainly due to the significant weakening of the Rand against the US dollar in the quarter ended December 2001. Accordingly, prime overdraft interest rates increased by 4% to 17% by the end of fiscal 2002. The South African Reserve Bank ("the SARB") has not ruled out further increases in its repurchase rate of 13.5% as at November 15, 2002, in order to bring inflation back within the target range of 3-5% for calendar 2003. The SARB has recently relaxed its target range for calendar 2004 from 3-5% to 3-6%. Although South African interest rates impact the cost of our South African borrowings, the majority of our debt has been incurred by subsidiaries outside southern Africa.

        In the US and Europe inflation rates were relatively stable in recent years, and accordingly had a lesser impact on our North American and European businesses. During fiscal 1999, the three-month LIBOR interest rate for the US dollar remained relatively stable at a level between 5.0 and 5.5%. It reached 6.2% in early October 1999, and increased further, exceeding 6.8%, in May 2000. It remained unchanged through to the end of fiscal 2000. Fiscal 2001 saw a period of significant rate reductions to

2.6% at the end of fiscal 2001. It was 1.92% at the end of fiscal 2002 and was reduced by 0.5% to 1.42% on November 6, 2002.

        The three-month EURIBOR interest rate in Europe started fiscal 1999 at 4.1%, and decreased to 2.7% at the start of fiscal 2000. It increased sharply to 4.9% at the end of fiscal 2000. During fiscal 2001, it decreased and was 3.7% at the end of fiscal 2001 and 3.5% at the end of fiscal 2002. On December 5, 2002, the European Central Bank cut interest rates further by 50 basis points, as the euro-zone economy continues to falter and inflation drops. The low interest rates in the United States, and reduced interest rates in Europe, represents a significant interest rate differential when compared to South Africa's 13.5% repurchase rate as determined by the SARB, and could result in further short-term strengthening of the Rand.

        We borrow in the currencies of the countries in which we invest, thus securing a natural currency hedge. As a result, finance costs are related to the location of our activities and not our domicile.

        Our foreign exchange policy consists of the following principal elements:

  •
  All external borrowings are taken in the currency of the operating company concerned and, if not, then the exposure is fully and specifically hedged.
  •
  All major capital expenditure in foreign currencies is hedged immediately on approval of the project.
  •
  All trade debtors/creditors are hedged on a net basis from the time the transactions are consummated.
  •
  Anticipated exposures for near-term (quarterly) trading are netted at central treasury and appropriate hedging techniques evaluated.
  •
  Variations in this policy are from time to time considered, but are always subject to prior board approval.

        Translation risks are not hedged. We manage our foreign exchange translation exposure by financing our investments in different currencies with similar debt to asset ratios. This does not necessarily protect the absolute amounts of equity investment or of profit after finance costs from exchange rate movements. While at the end of fiscal 2002 there would appear to be an imbalance in these ratios compared to gross debt, the ratios are, however, more in line based on net debt and taking into account external currency swaps. For a description of our interest and exchange rate risks, see note 33 to our Group annual financial statements included elsewhere in this Annual Report.

Financial Condition and Results of Operations

        Our operations are organised into two business units:

          Sappi Fine Paper, which consists of Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Fine Paper South Africa; and

          Sappi Forest Products, which consists of Sappi Kraft, Sappi Saiccor and Sappi Forests.

        Sappi Trading acts as selling agent for these two business units outside their respective home regions.

        The following table sets forth sales and operating income for Sappi, Sappi Fine Paper by business unit, and Sappi Forest Products, in US dollars, and as a percentage of sales. Operating income percentages are expressed as a percentage of sales of the applicable business unit.

	Year Ended September
	2002 (audited)		2001 (audited)		2000 (audited)
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
	(US$ in million)
Sales:
Sappi Fine Paper
Sappi Fine Paper North America	1,197	32.1	1,442	34.5	1,607	34.1
Sappi Fine Paper Europe	1,744	46.8	1,781	42.5	1,994	42.2
Sappi Fine Paper South Africa	215	5.7	229	5.5	227	4.8

Total	3,156	84.6	3,452	82.5	3,828	81.1
Sappi Forest Products	573	15.4	732	17.5	890	18.9

Consolidated Sales	3,729	100.0	4,184	100.0	4,718	100.0
Operating Income (Loss):
Sappi Fine Paper
Sappi Fine Paper North America	(21)	(1.8)	40	2.8	179	11.1
Sappi Fine Paper Europe	217	12.4	177	9.9	252	12.6
Sappi Fine Paper South Africa	34	15.8	31	13.5	20	8.8

Total	230	7.3	248	7.2	451	11.8
Sappi Forest Products	141	24.6	194	26.5	224	25.2
Corporate	18	—	4	—	(3)	—

Consolidated Operating Income	389	10.4	446	10.7	672	14.2

Year Ended September 2002 Compared to Year Ended September 2001

Sales

        Sales represents the net sales value of all products sold to outside parties after the deduction of rebates.

        In fiscal 2002, the volume of products sold remained flat at 6,087,000 metric tonnes compared to 6,106,000 metric tonnes in fiscal 2001. The volume of products sold by Sappi Fine Paper North America decreased while the volume sold by our European and South African divisions increased or remained flat during fiscal 2002.

        Demand for coated fine paper as measured by shipments from producers plus the net of imports and exports was flat in fiscal 2002 as compared to fiscal 2001 in the US and Europe. Inventories have again declined in the customer chain during fiscal 2002 but appear to have reached a trough and have started to stabilize. European industry exports of coated fine paper increased by 26% compared to fiscal 2001.

        Published data indicated that bench mark coated fine paper prices dropped sharply in the United States and in September 2002 were 8.6% below a year earlier (Coated # 3 Web) whilst Europe recorded a 1.9% decline over the same period (100 gsm sheets Germany). Production curtailment continued, and during fiscal 2002 we reduced our output of paper and pulp by approximately 630,000 tonnes.

        North American and Scandinavian pulp inventories increased during the last quarter of fiscal 2002 but remain at 1.6 million tonnes at September 2002, a reasonable level after the quiet summer period, representing only 27 days of supply. Pulp prices, which started moving upwards in the second quarter of calendar 2002, dropped again slightly in the third quarter of calendar 2002 and are continuing to drop.

        Consolidated sales decreased by $455 million (10.9%) to $3,729 million in fiscal 2002, from $4,184 million in fiscal 2001. The sales of our Fine Paper division decreased by $296 million and Sappi Forest Products by $159 million. This is the second consecutive year that our consolidated sales declined and is largely due to lower overall demand, sharply declining prices, particularly in North America, and the weakening of the Rand relative to the US dollar. The results of Sappi Fine Paper South Africa and Sappi Forest Products in local currency terms were, however, positively affected by the effect of the translation of the depreciation of the Rand against the US dollar during fiscal 2002. Management has taken various actions to close under performing facilities. The closure of the Mobile mill in fiscal 2001 decreased sales by $236 million in fiscal 2002. The Potlatch acquisition has favourably impacted our performance and sales were higher in the last two quarters of fiscal 2002 despite the continuing weak prices.

        Sappi Fine Paper.    The overall volume of fine paper products sold by Sappi Fine Paper decreased by 41,000 metric tonnes (1.1%) to 3,653,000 metric tonnes. For Sappi Fine Paper Europe, volume increased by 12,000 metric tonnes (0.6%) to 2,180,000 metric tonnes. Volume decreased by 75,000 metric tonnes (6.1%) to 1,163,000 metric tonnes for Sappi Fine Paper North America in fiscal 2002, partly due to slow economic activity but also due to the closure of Mobile in 2001 (reduced sales by 232,600 metric tonnes in fiscal 2002), partly offset by the Potlatch acquisition (171,400 metric tonnes). For Sappi Fine Paper South Africa, volume increased by 22,000 metric tonnes (7.6%) to 310,000 metric tonnes in fiscal 2002, mainly due to a recovery of market position and an improved uncoated fine paper and tissue market in South Africa.

        Overall sales for Sappi Fine Paper decreased by $296 million (8.6%) to $3,156 million in fiscal 2002. Average prices realised in fiscal 2002 decreased by $71 per metric tonne (7.6%) to $864 as compared to fiscal 2001.

        For Sappi Fine Paper Europe, sales decreased by $37 million (2.1%) to $1,744 million, mainly due to lower average prices realised. Sappi Fine Paper Europe realised average prices of $800 per metric tonne in fiscal 2002, down 2.6% from $821 per metric tonne in fiscal 2001. This decrease was attributable primarily to lower selling prices and increased volumes of lower margin products sold, offset by the appreciation of the euro against the US dollar in fiscal 2002. In euro terms, average prices realised in fiscal 2002 decreased by 6.1%.

        Sales for Sappi Fine Paper North America decreased by $245 million (17.0%) to $1,197 million, mainly due to the decrease in volume sold (net of closure, acquisition and reduced demand) and lower average prices realised. The average price realised for fine paper products for Sappi Fine Paper North America decreased by 11.6% to $1,029 per metric tonne in fiscal 2002. This decrease is attributable primarily to the slowdown of the US economy as well as the pressure from increased levels of imports into the US.

        For Sappi Fine Paper South Africa, sales decreased by $14 million (6.1%) to $215 million. This decrease is primarily attributable to lower selling prices realised, offset by the increase in volume sold. The average price realised for fine paper products in South Africa decreased by 12.7% to $694 per metric tonne in fiscal 2002. This price decrease is attributable primarily to the effect of the translation of the depreciation of the Rand against the US dollar during fiscal 2002. In Rand terms, the average price realised in fiscal 2002 increased by 15.5%.

        Sappi Forest Products.    The total volume of paper pulp, dissolving pulp, commodity paper products and timber products sold by Sappi Forest Products increased slightly to 2,434,000 metric tonnes in fiscal

2002, compared to 2,412,000 metric tonnes in fiscal 2001. Sales volumes for commodity paper products and timber products increased while there were decreases in paper pulp and dissolving pulp volumes sold.

        Sappi Forest Products sales decreased by $159 million (21.7%) to $573 million in fiscal 2002 from $732 million in fiscal 2001. This is primarily attributable to lower selling prices realised, partly due to difficult market conditions and partly due to the effect of the translation of the depreciation of the Rand against the US dollar during fiscal 2002. The average price realised for dissolving pulp decreased by 25.6% per metric tonne in fiscal 2002. For commodity paper products, the average price realised decreased by 26.7% to $354 per metric tonne, whilst the average price for timber products decreased by 17.8% to $37 per metric tonne.

Operating Expenses

        Operating expenses include cost of goods sold and selling, general and administrative expenses.

        Operating expenses decreased by $398 million (10.6%) to $3,340 million in fiscal 2002. This decrease was mainly due to the closure of Mobile in 2001 ($266 million) and lower input costs of pulp, and also partly due to effective cost controls, lower selling, general and administrative expenses, as well as the effect of the translation of the depreciation of the Rand against the US dollar in respect of our southern African operations. However, these decreases were partially offset by additional operating expenses following the Potlatch acquisition ($127 million), $13 million of Cloquet integration costs incurred by our North American operations and higher external insurance costs. Operating expense per tonne decreased to $549 (10.3%) from $612 per tonne, compared to last year. Operating expenses as a percentage of sales at 89.6% in fiscal 2002, remained relatively flat compared to 89.3% in fiscal 2001.

        Selling, general and administrative expenses decreased by $31 million (8.5%) to $332 million in fiscal 2002, resulting primarily from the reversal of pending litigation accruals made in prior years, and the reduction of accruals relating to an over-cautious response to higher insurance deductibles post September 11, 2002. This decrease is also attributable to better management of expenses and cost cutting initiatives following the closure of Mobile in fiscal 2001, further aided by the effect of the translation of the depreciation of the Rand against the US dollar in respect of our southern African operations.

Operating Income

        Consolidated operating income decreased by $57 million (12.8%) to $389 million in fiscal 2002, from $446 million in fiscal 2001. This decrease in consolidated operating income is primarily attributable to decreases in operating income for our North American Fine Paper division and for Sappi Forest Products, offset mainly by increased operating income for Sappi Fine Paper Europe. Corporate operating income of $18 million (fiscal 2001—$4 million) relates mainly to inter-group insurance income earned by our captive insurance company in respect of risk assumed on behalf of the regions.

        Operating margin decreased to 10.4% in fiscal 2002 from 10.7% in fiscal 2001. This decrease is primarily attributable to lower average prices realised in most of our operations (particularly in North America) and production curtailment.

        Sappi Fine Paper.    Operating income for Sappi Fine Paper decreased by $18 million (7.3%) to $230 million in fiscal 2002. This is mainly due to the decrease in operating income for Sappi Fine Paper North America offset by an increase for Sappi Fine Paper Europe. Operating margin was relatively flat at 7.3% in fiscal 2002 as compared to 7.2% in fiscal 2001.

        Operating income for Sappi Fine Paper Europe increased by $40 million (22.6%) to $217 million in fiscal 2002 from $177 million in fiscal 2001. Operating margin increased to 12.4% in fiscal 2002 from

9.9% in fiscal 2001. This increase in operating income and operating margin was partly due to increased exports, the decrease in input costs for pulp and was also achieved through improved productivity and cost reductions, despite the difficult trading conditions which resulted in further production curtailment.

        Sappi Fine Paper North America generated an operating loss of $21 million in fiscal 2002 compared to an operating profit of $40 million in fiscal 2001. This decrease was attributable primarily to reduced demand, lower selling prices due to low-priced imports, the continued slow down of the growth of the US economy and the cost of integrating the Cloquet mill. Production was further curtailed to manage inventories. Although our North American business returned to profitability in the last quarter of fiscal 2002 as a result of stronger demand and the benefits of the Potlatch acquisition, its margins remain under pressure.

        The operating income of Sappi Fine Paper South Africa increased by $3 million (9.7%) to $34 million in fiscal 2002. This increase is partly attributable to higher volumes sold due to increased local demand, increased volumes of higher margin products sold and the translation of the effect of the depreciation of the Rand against the US dollar. As a result, operating margin increased to 15.8% in fiscal 2002 from 13.5% in fiscal 2001.

        Sappi Forest Products.    Sappi Forest Products operating income decreased by $53 million (27.3%) to $141 million in 2002. This is mainly attributable to lower selling prices, especially for export products and production curtailment at Saiccor, because of low dissolving pulp demand. Operating margin decreased to 24.6% in 2002, from 26.5% in 2001.

Year Ended September 2001 Compared to Year Ended September 2000

Sales

        Fiscal 2001 was characterised by difficult market conditions resulting in low demand for most of our products. In fiscal 2001, the volume of products sold decreased by 9.4% to 6,106,000 metric tonnes from 6,740,000 metric tonnes in fiscal 2000, with a decline in our Fine Paper and Forest Products divisions of 0.3 and 0.4 million metric tonnes, respectively. In the United States, the industry faced the largest ever decline in demand, and the strength of the US dollar led to high levels of low-priced coated woodfree paper imports. Apparent consumption for coated woodfree paper as measured by shipments from producers net of imports and exports was down 14% from last year in the United States and down 8% in Europe. Real consumption was probably considerably better than apparent consumption, as most customers reduced inventories throughout the period. In North America and Europe, paper production volumes were curtailed throughout the year to match our order book and consumption demand.

        Consolidated sales in fiscal 2001 decreased by 11.3% to $4,184 million, with a decline in our Fine Paper and Forest Products divisions of $376 million and $158 million, respectively. The results of Sappi Fine Paper Europe, Sappi Fine Paper South Africa and Sappi Forest Products in local currency terms were, however, positively affected by the depreciation of the Rand and the euro against the US dollar during fiscal 2001.

        Sappi Fine Paper.    The volume of fine paper products sold by Sappi Fine Paper decreased by 7.0% to 3,694,000 metric tonnes. For Sappi Fine Paper Europe, volume decreased by 9.0%, to 2,168,000 metric tonnes. Sappi Fine Paper North America's volume decreased by 6.1% to 1,238,000 metric tonnes in fiscal 2001. For Sappi Fine Paper South Africa, volume increased by approximately 7.1%, to 288,000 metric tonnes in fiscal 2001, mainly due to a recovery of market position and an improved uncoated fine paper and tissue market in South Africa.

        Sales for Sappi Fine Paper decreased by 9.8% to $3,452 million in fiscal 2001. Average prices realised in fiscal 2001 decreased by 3.1% as compared to fiscal 2000.

        Sales for Sappi Fine Paper Europe decreased by 10.7% to $1,781 million, mainly due to the decrease in volume sold and average prices realised. Sappi Fine Paper Europe realised average prices of $821 per metric tonne in fiscal 2001, down 1.9% from $837 per metric tonne in fiscal 2000. This decrease was attributable primarily to the depreciation of the euro against the US dollar. In euro terms, average prices realised in fiscal 2001 increased by 7.7%.

        Sales for Sappi Fine Paper North America decreased by 10.3% to $1,442 million, mainly due to the decrease in volume sold and average prices realised. The average price realised for fine paper products for Sappi Fine Paper North America decreased by 4.5% to $1,165 per metric tonne in fiscal 2001. This decrease is attributable primarily to the slowdown of the US economy, as well as the pressure from euro denominated imports and increased levels of exports into the US as a result of the strong US dollar.

        Sales for Sappi Fine Paper South Africa were virtually flat at $229 million as compared to $227 million in fiscal 2000. The average price realised for fine paper products in South Africa decreased by 5.8% to $795 per metric tonne in fiscal 2001. This price decrease is attributable primarily to the depreciation of the Rand against the US dollar during fiscal 2001. In Rand terms, the average price realised in fiscal 2001 increased by 14.5%.

        Sappi Forest Products.    The volume of paper pulp, dissolving pulp, commodity paper products and timber products sold by Sappi Forest Products decreased by 0.4 million metric tonnes or 12.9% to 2,412,000 metric tonnes. This is primarily attributable to the disposal of Novobord in 2000 and the mining timber division in 2001.

        Sales by Sappi Forest Products decreased by 17.8% to $732 million in fiscal 2001. The average price realised for dissolving pulp increased by 3.5% per metric tonne in fiscal 2001. For commodity paper products, the average price realised increased by 4.5% to $483 per metric tonne in fiscal 2001. The average price for timber products decreased by 50.0% to $45 per metric tonne mainly due to a change in the mix of products sold, following the disposal of Novobord in 2000 and the mining timber division in 2001.

Operating Expenses

        Operating expenses decreased by 7.6% or $308 million to $3,738 million in fiscal 2001, compared to $4,046 million in fiscal 2000. This decrease was attributable primarily to the lower volume of sales and the closure of Mobile in fiscal 2001. Operating expenses per metric tonne increased by only 2% to $612 per metric tonne in fiscal 2001, despite reduced sales volumes, from $600 per metric tonne in fiscal 2000. This relatively low increase was the result of cost containment and the effect of the translation of the depreciation of the euro and the Rand against the US dollar for our European and southern African operations. Operating expenses as a percentage of sales increased to 89.3% in fiscal 2001, as compared to 85.8% in fiscal 2000, which is primarily attributable to lower selling prices realised and lower sales volumes.

        Selling, general and administrative expenses amounted to $363 million in fiscal 2001, a decrease of 8.3% compared to fiscal 2000, resulting primarily from the 9.4% decrease in volume sold. This decrease is also attributable to the effect of the translation of the depreciation of the euro and the Rand against the US dollar for our European and southern African operations.

Operating Income

        Consolidated operating income decreased by $226 million, or 33.6%, to $446 million in fiscal 2001. This decrease is primarily attributable to decreases in operating income for our North American and European Fine Paper divisions, as well as for Sappi Forest Products.

        Operating margin decreased to 10.7% in fiscal 2001 from 14.2% in fiscal 2000. This decrease is primarily attributable to lower sales volumes, lower average prices realised in most of our operations and production curtailment.

        Sappi Fine Paper.    Operating income for Sappi Fine Paper decreased by 45.0% to $248 million in fiscal 2001. This is mainly due to the decrease in operating income for Sappi Fine Paper North America and Europe. Operating margin decreased to 7.2% in fiscal 2001 from 11.8% in fiscal 2000.

        Operating income for Sappi Fine Paper Europe decreased by 29.8% to $177 million in fiscal 2001. Operating margin decreased to 9.9% in fiscal 2001 from 12.6% in fiscal 2000. This decrease was contained despite the difficult trading conditions resulting in production curtailment, through improved productivity and cost reductions, as well as the decrease in input costs for pulp.

        At Sappi Fine Paper North America, operating income decreased by 77.7% to $40 million in fiscal 2001 from $179 million in fiscal 2000. This decrease was attributable primarily to reduced demand, low-priced imports and the continued slow down of the growth of the US economy. Production was curtailed to manage inventories. Operating margin decreased to 2.8% in fiscal 2001 from 11.1% in fiscal 2000.

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

Non-trading Profit (Loss)

        Non-trading profit (loss) represents all income and expenditure relating to activities outside what is regarded as normal trading. Non-trading profit (loss) includes, amongst other things, profits and losses on the disposal of fixed assets and mill closure costs when these occur.

        Non-trading loss was $17 million in fiscal 2002, $207 million in fiscal 2001 and $2 million in fiscal 2000.

  •
  Non-trading loss in fiscal 2002 consisted primarily of a non-recurring charge of $10 million in respect of the write-off of deferred finance costs relating to refinancing the $140 million principal amount of 14% debentures due December 2001 of S.D. Warren Company (the "North American 14% Debentures"), a non-recurring charge of $9 million relating to the Transcript mill closure and a non-recurring charge of $4 million relating to the restructuring of the Usutu mill. Non-trading loss was reduced by a release of $7 million relating to an overprovision in fiscal 2001 for the closure costs relating to the Mobile mill closure.
  •
  Non-trading loss in fiscal 2001 consisted primarily of a $183 million ($110 million after tax) charge for the write-off of the assets and closure costs relating to the Mobile mill closure, and a non-recurring charge of $9 million relating to the write-off of deferred finance costs relating to the refinancing of the $250 million S.D. Warren term loan and revolving credit facility in 2001.
  •
  Non-trading loss in fiscal 2000 consisted primarily of a $21 million profit on the sale of Sappi Novobord, offset by a charge of $8 million for further asset impairment costs relating to our U.K. operations and a non-recurring charge of $17 million relating to the cost of refinancing the $232 million Sappi Fine Paper North America's 12% debt in fiscal 2000.

Net Finance Costs

        Net finance costs consists of interest expense, net of interest received, interest capitalised, foreign exchange gains and losses and mark to market of financial instruments.

        Net finance costs decreased to $74 million in fiscal 2002 from $92 million in fiscal 2001, despite the increased finance costs resulting from the approximately $483 million of additional indebtedness incurred to finance the Potlatch Acquisition and a $11 million charge relating to mark to market of financial instruments. The decrease in net finance costs in fiscal 2002 resulted primarily from the refinancing of certain higher cost loans, lower levels of debt for the period prior to the Potlatch acquisition and a foreign exchange gain of $4 million.

        Net finance costs decreased to $92 million in fiscal 2001 from $97 million in fiscal 2000. The reduction in finance cost in fiscal 2001 resulted primarily from lower levels of borrowings and the refinancing of certain higher cost loans. Cash interest cover increased to 7.2 times for fiscal 2002 compared to 6.2 times for fiscal 2001, after having decreased from 7.3 times in fiscal 2000.

        Our policy is to capitalise the holding costs of immature forests and the pre-commissioning finance costs on major capital projects. Finance costs capitalised in fiscal 2002 were $29 million compared to $33 million in fiscal 2001 and $47 million in fiscal 2000. Finance costs capitalised related mainly to the holding cost of forests and to capitalised interest on major projects under construction. The amount of interest to be capitalised in respect of the holding cost of plantations is limited by actual finance costs incurred as well as the South African Producer Price Index. The reduction in interest capitalised in fiscal 2002 is mainly due to the effect of the translation of the appreciation of the US dollar against the Rand and was furthermore limited to actual finance costs incurred.

Taxation

        Total taxation amounted to $78 million in fiscal 2002, $9 million in fiscal 2001 and $197 million in fiscal 2000. Total taxation in fiscal 2002 increased by $69 million, mainly due to the non-recurring $73 million tax credit relating to the Mobile closure charge in fiscal 2001. Total taxation in fiscal 2001 decreased by $188 million from fiscal 2000, mainly due to lower levels of profit and the $73 million tax credit relating to the Mobile closure charge.

        The effective tax rate was 26.1%, 6.2% and 34.4% for fiscal 2002, 2001 and fiscal 2000, respectively. The increase in the effective tax rate in fiscal 2002 and the decrease in fiscal 2001 is mainly the result of the $73 million tax credit relating to the Mobile closure charge in fiscal 2001. The effective tax rate for ongoing operations excluding Mobile was approximately 25% for fiscal 2001.

        Certain of our companies are subject to taxation queries, which could give rise to additional taxation costs. While amounts have been provided for such costs in addition to amounts disclosed as contingent liabilities, management currently believes, based on legal counsel opinion, that no further material costs will arise. See note 29 to our audited Group annual financial statements included elsewhere in this Annual Report.

        Pending negotiations between Belgium and the European Commission regarding the tax status of co-ordination centres in Belgium, like Sappi International S.A., our Group treasury operation, there is a possibility that Belgium will be compelled to remove, or substantially amend, the beneficial tax regime applicable to co-ordination centres. According to the new rules proposed in a draft bill, the tax base could in future be determined on a cost plus basis with all costs, financial costs and personnel costs included. Withholding tax and capital duty exemptions would remain. Clarity on the acceptability of these proposals to the EU Commission is expected by mid-2003.

        It is generally assumed that any change in the tax status will not occur before the end of calendar 2005. The potential negative outcome of these proposed changes, is, based on current proposals and estimates, not expected to have a material impact on taxation payable by the Group, although we can not guarantee it.

        The South African government has recently enacted changes in the tax laws. The changes that are more relevant to us are the following. (The summary below includes amendments contained in the Revenue Laws Amendment Bill 67, 2002 which is expected to be promulgated before the end of December 2002):

        Residence-Based Taxation and the Taxation of Foreign Dividends.    The South African tax system was previously based primarily on the source-based principle. However, in terms of legislation promulgated during fiscal 2001 and 2000, residents of South Africa became taxable in South Africa on their worldwide income for years of assessment commencing on or after January 1, 2001.

        A company is regarded as South African tax resident if it is incorporated, established, formed or has its place of effective management in South Africa.

        Subject to certain exemptions, the net income of a controlled foreign company ("CFC"), i.e., a foreign company, the rights to participate directly or indirectly in the share capital, share premium or reserves of which are more than 50% held by a South African resident or residents, is also imputed to the residents in the proportion of their participation rights in the CFC. For purposes of imputing the amount to be included in the SA resident shareholder(s) taxable income, the net income of a CFC, is calculated in accordance with South African tax principles. The net income of a CFC is not imputed to South African resident holders of participation rights to the extent that such income is attributable to amounts that have been or will be subject to tax on income in a "designated country" identified by the Minister of Finance at a statutory (not effective) rate of at least 27% in the case of amounts other than capital gains and 13.5% in the case of capital gains. Our non-South African manufacturing activities are located in countries that are currently included in the list of such "designated countries", published by the Minister of Finance of South Africa. There are also other exemptions from the imputation rules e.g. where the CFC in question has a business establishment as defined outside of South Africa and certain other requirements are met. In principle, amounts equal to foreign taxes paid or payable on the CFC's income without any right of recovery by any person will be allowed as a credit against the tax payable in South Africa.

        Foreign dividends are, in principle, included in the taxable income of South African residents. However, foreign dividends will not be taxable in South Africa, if the profits from which the dividend was distributed are or were subject to tax in a designated country at a statutory rate of at least 27% in the case of amounts other than capital gains and 13.5% in the case of capital gains without any right of recovery by any person other than a right to carry over losses and the resident receiving the dividend holds a "qualifying interest" in the company declaring the dividend. Sappi Limited holds a qualifying interest as defined in all the Group's non-South African based subsidiaries. There are also other exemptions from tax on foreign dividends.

        To the extent that a South African resident company in the Sappi Group receives a taxable foreign dividend, it will in principle be permitted to credit against any South African tax due, foreign company and withholding taxes paid on the profits from which the foreign dividend is paid. South African companies are not able to claim taxable foreign dividends as a credit in the calculation of their liability for secondary tax on companies.

        Capital Gains Tax.    Tax on capital gains was implemented with effect from October 1, 2001, based on increases in the values of qualifying assets after that date, and triggered by gains made on disposals of the relevant assets. Affected capital assets for companies include virtually all business assets. Companies liable to normal tax on 50% of the net capital gain. At the current corporate tax rate of 30%, the effective tax rate on net capital gains is therefore 15%. Capital losses may only be offset against capital gains. See "Item 10—Additional Information—Taxation".

Income Attributable to Minority Interests

        Income attributable to minority interests was zero in fiscal 2002, $0.5 million in fiscal 2001, and $13 million in fiscal 2000. This reduction is mainly due to the acquisition of the minority interests in Leykam-Mürztaler Papier und Zellstoff Aktiengesellschaft and Usutu Pulp mill during fiscal 2000 and fiscal 1999. See "—Liquidity and Capital Resources—Mill Closures, Acquisition and Dispositions—Acquisition of Minority Interests in Leykam-Mürztaler Papier und Zellstoff Aktiengesellschaft".

Net Income

        Net income increased by $82 million (59%), to $220 million in fiscal 2002, from $138 million in fiscal 2001 principally because fiscal 2001 net income was negatively impacted by the non-recurring $110 million after tax charge resulting from the closure of the Mobile mill in fiscal 2001. Excluding this charge, fiscal 2002 net income was lower mainly due to lower selling prices. Net income was $363 million in fiscal 2000.

Liquidity and Capital Resources

Operations

        Net cash retained from operating activities amounted to $450 million in fiscal 2002, $543 million in fiscal 2001 and $789 million in fiscal 2000. The decrease in fiscal 2002 as compared to fiscal 2001 is primarily attributable to our lower levels of operating profit and an increase in working capital (increased receivables and decreased payables, partly offset by decreased inventories) in fiscal 2002, offset by lower finance costs paid. The increase in receivables in fiscal 2002 is as a result of reduced securitisation of certain receivables due to lower concentration limits. The decrease in payables is mainly due to the payments in fiscal 2002 in respect of the Mobile closure costs which were accrued at the end of fiscal 2001. The decrease in fiscal 2001 as compared to fiscal 2000 is primarily attributable to our lower level of operating profit in fiscal 2001, combined with higher taxation payments, partially offset by a decrease in working capital (decreased receivables and inventories, offset by decreased payables) and lower finance cost payments. The increase in fiscal 2000 as compared to fiscal 1999 is primarily attributable to our higher level of operating profit in fiscal 2000, combined with a reduction in finance costs and partially offset by an increase in working capital (receivables and inventories).

Investing

        Cash utilised in investing activities was $701 million in fiscal 2002, $303 million in fiscal 2001, and $68 million in fiscal 2000. Cash utilised in investing activities in fiscal 2002 related mainly to capital expenditure on non-current assets of $205 million, $483 million relating to the Potlatch acquisition, as well as an increase of $16 million in investments and loans. Cash utilised in investing activities in fiscal 2001 related mainly to capital expenditure investment in non-current assets of $319 million, reduced by a decrease of $12 million in investments and loans. Cash utilised in investing activities in fiscal 2000 related mainly to capital expenditure investment in non-current assets of $253 million, reduced by the proceeds from the sale of Sappi Novobord for $57 million, and a decrease in investments of $91 million, reflecting the realisation of a $104 million collateral deposit which was utilised to repay indebtedness of Heritage Springer.

Financing

        Net cash used in financing activities was $29 million in fiscal 2002, $90 million in fiscal 2001 and $564 million in fiscal 2000. The decrease in net cash used in fiscal 2002 as compared to fiscal 2001 is primarily attributable to the $831 million net proceeds from interest bearing borrowings, which includes our $750 million bond issue in June 2002, reduced by the $769 million net repayments of interest bearing borrowings, a decrease of $65 million in bank overdrafts as well as the $12 million of share buy backs. The decrease in net repayment of interest bearing borrowings is primarily due to the repayment of the $243 million 7.5% Convertible Notes issued through Sappi BVI Finance ("the $243 million convertible notes"), the repayment of the $140 million North American 14% Debentures ("the $140 million debentures") in December 2001, the repayment of an approximately $162 million European Investment Bank loan (euro 166 million) as well as the repayment of the $250 million "B" tranche of the syndicated loan facility (described below), offset by the utilisation of $245 million of the "A" tranche of the syndicated loan facility (described below) at the end of fiscal 2002. The decrease in net cash used in fiscal 2001 as compared to fiscal 2000 is primarily attributable to an increase in short-term borrowings, reduced by the effect of our share buy back programme. The decrease in net cash used in fiscal 2000 as compared to fiscal 1999 is primarily attributable to a smaller decrease in short-term borrowings in fiscal 2000. Net cash used in fiscal 2000 also reflects the acquisition of minority interests in Leykam-Mürztaler Papier und Zellstoff Aktiengesellschaft and Usutu Pulp for $126 million as well as the receipt of $114 million of proceeds from a global offering of our ordinary shares.

        In the third quarter of fiscal 2001, we arranged a €900 million ($770 million) syndicated loan facility, which comprises two tranches, on an unsecured basis at between 55 and 70 basis points above the EURIBOR rate. The "A" tranche of this facility is a €562.5 million five-year revolving credit facility for general corporate purposes. The "B" tranche of €337.5 million was partly utilised in September 2001 when we completed the refinancing of the S.D. Warren term loan and revolving credit facility ($250 million). This resulted in the write-off of $9 million of deferred finance costs and in lower ongoing cash finance costs. We refinanced the $140 million debentures with the remainder of the "B" tranche, short-term overdrafts and cash on hand. We have utilised the "A" tranche of the syndicated loan facility to pay the purchase price for the Potlatch Acquisition. This facility is at our disposal on a revolving basis until 2006.

        In June 2002, Sappi Papier Holding AG issued $500 million 6.75% Guaranteed Notes due 2012 and $250 million 7.50% Guaranteed Notes due 2032 ("the Notes"), both fully and unconditionally guaranteed on an unsecured basis by each of Sappi Limited and Sappi International S.A., a corporation incorporated in Belgium. The Notes were offered and sold within the United States to "Qualified Institutional Buyers", as defined in Rule 144 A under the Securities Act, and outside the United States in accordance with Regulation S under the Securities Act. The interest on the Notes is payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 2002. The Notes are redeemable, at a premium, in whole or in part at any time by Sappi Papier Holding AG, Sappi Limited or Sappi International S.A.'s option. We used the proceeds of this issuance to repay permanently the "B" tranche, to repay short-term facilities and to make a partial repayment of the "A" tranche, thereby extending the maturity of our debt.

        As of September 2002, we had aggregate unused borrowing facilities of $777 million ($183 million in South Africa and $594 million in Europe). At the end of fiscal 2001, we had aggregate unused borrowing facilities of $985 million ($188 million in South Africa, $79 million in the United States and $718 million in Europe). The $208 million decrease in aggregate unused borrowing facilities as of September 2002 as compared to fiscal 2001 is mainly due to the utilisation of $245 million of the "A" tranche, the permanent repayment of the "B" tranche ($59 million), offset by an increase of $96 million of general short term facilities. Unused borrowing facilities at the end of fiscal 2000 were $784 million. At the end of fiscal 2002, the ratio of net debt to gross capitalisation was 37%, up from 30% at the end of fiscal 2001 but down from 41% immediately following the Potlatch acquisition. At the end of fiscal 2000, the ratio of net debt to gross capitalisation was 33%. During the year we restructured our debt profile and now have a much improved debt maturity profile.

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

        Our borrowings are not seasonal and we mainly borrow in the currencies in which we operate, and accordingly our net debt and cash and cash equivalents are mainly denominated in US dollars, euro and Rand. See note 16 to our Group annual financial statements included elsewhere in this Annual Report. For a profile of our debt repayment schedule, see note 16 to our Group annual financial statements included elsewhere in this Annual Report.

        For a description of financial instruments and our treasury/funding policies, see note 3 to our Group annual financial statements included elsewhere in this Annual Report.

        All external loans raised in currencies other than the domestic operating currency of the entity to which the funds are applied, are immediately protected by forward exchange contracts. We also have a policy of maintaining a balance between fixed rate and variable rate loans that enables us to minimise, on a cost effective basis, the impact to reported earnings, while maintaining a reasonably competitive, market-related cost of funding. The specific balance is determined separately for our European, North American and southern African businesses to reflect more accurately the different interest rate environments in which these businesses operate. We monitor market conditions and may utilise interest rate derivatives to alter the existing balance between fixed and variable interest loans in response to changes in the interest rate environment. At the end of fiscal 2002, 70% of our gross debt was at fixed rates as compared to 53% at the end of fiscal 2001. This shift was mainly as a result of the fixed rate long-term Notes issued in June 2002. We had indicated that we would enter into interest rate swaps in respect of a portion of our fixed interest rate long-term debt to variable interest rate debt to reduce our interest cost. To date we have not swapped into variable interest rate debt because, while it would be prudent to buy a collar, the requirement that such instruments be marked to market would likely result in excessive volatility in quarterly earnings caused by the changes in interest rates. We will continue to monitor interest rate developments and take action when appropriate. See note 33 to our Group annual financial statements included elsewhere in this Annual Report.

        Our rapid expansion, mainly through acquisitions, had been demanding on our capital resources and on the profile and mix of the funding actually used. At September 30, 2002, our net debt, calculated using components derived under South African GAAP, was $1.4 billion, up by $293 million, or 26.0%, from $1.1 billion at September 30, 2001. The increase is primarily attributable to the $483 million Potlatch acquisition, offset by strong internal cash generation, despite the difficult market conditions. At September 27, 2000, our net debt was $1.2 billion. Of our net debt of $1.4 billion at September 30, 2002, $120 million is payable within one year. This is a decrease of $369 million as compared to the end of fiscal 2001, mainly as a result of applying the proceeds from our bond issue to redeem the $243 million 7.5% Convertible Notes which extended the maturity profile of our debt. The Group has adequate working capital, cash on hand and short and long-term banking facilities to meet these short-term commitments.

        There are at present some limitations on our ability to utilise facilities in any one of our divisions to finance activities, or refinance indebtedness, of any other division due to covenant restrictions and South African exchange controls. These limitations have been significantly reduced following the refinancing of our various North American debt instruments. These restrictions include limitations on our ability to significantly increase the debt of our subsidiaries. A constraint applicable to South African companies is the application of exchange controls, which inhibit the free flow of funds from

South Africa. See "—South African Exchange Controls". This affected the geographic distribution of our debt. As a result, our acquisitions in the United States and Europe were financed initially with indebtedness incurred by companies in these regions. We now have access to and have extensively utilised long-term borrowings of generally unsecured nature (except in the case of asset-linked finance). Interest rates reflect the long-term rates for the currencies being borrowed. Short-term borrowings are generally freely available at commercial rates in all countries in which we operate and are used mainly to finance working capital.

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

Off-Balance Sheet Arrangements

        We have entered into certain finance arrangements, in respect of which the obligations and any related assets are not included in our Group annual financial statements under generally accepted accounting principles. These Off-Balance Sheet Arrangements include lease arrangements described in note 28, securitisation facilities described in note 12 and other arrangements described in note 11, in each case to our Group annual financial statements included elsewhere in this Annual Report.

Capital Expenditures

        Capital expenditures in fiscal 2002, fiscal 2001 and fiscal 2000 were as follows:

	Year Ended September
	2002	2001	2000
	(audited)	(audited)	(audited)
	(US$ in millions)
Sappi Fine Paper
Sappi Fine Paper North America	49	99	96
Sappi Fine Paper Europe	96	116	78
Sappi Fine Paper South Africa	6	35	9

Total	151	250	183
Sappi Forest Products	29	43	35
Corporate	—	—	3

Consolidated Total(1)	180	293	221

(1)
Excludes investment in timberlands. In fiscal 2002, fiscal 2001 and fiscal 2000, investment in timberlands amounted to $25 million, $28 million and $32 million, respectively.

        We operate in an industry that requires high capital expenditures and, as a result, we need to devote a significant part of our cash flow to capital expenditure programmes, including investments relating to maintaining operations.

        Capital spending for investment relating to maintaining operations during fiscal 2002, fiscal 2001 and fiscal 2000 amounted to approximately $85 million, $154 million and $129 million, respectively. The capital expenditure programme for these fiscal years was funded primarily through internally generated funds.

        Our mills are generally well invested. Sappi Fine Paper North America's prior corporate parent invested approximately $1 billion on capital and investment expenditures from 1988 to 1994. In addition, there were approximately NLG 1,383 million of capital expenditures by KNP Leykam in the two years preceding our acquisition of that company in December 1997, which included the commissioning of PM 11 at Gratkorn. Consequently, during fiscal 1997 to fiscal 2002, capital spending incurred related mainly to maintaining existing operations and selected high-return capacity expansion or quality-enhancing projects. At Muskegon in North America, Gratkorn in Europe, and Stanger in South Africa, major projects were completed to upgrade operating equipment. These projects will improve product quality, reduce costs and increase capacity. Potlatch spent approximately $525 million on the Cloquet mill during the period 1993 to 2000, resulting in a substantially new pulp mill. Capital expenditure by Potlatch in calendar 2000 and 2001 was $15.1 million and $6.1 million respectively, mainly on pulp mill optimisation and general mill maintenance. Total capital spending including the investment in plantations, for the Sappi Group during fiscal 2002 amounted to 58% of depreciation, amortisation and fellings. Capital spending for the Sappi Group during fiscal 2003 is expected to approximate depreciation, amortisation and fellings and will consist partly of $188 million normal maintenance expenditure and partly of certain upgrade projects mainly at our North American Cloquet and Somerset mills, at our European Gratkorn mill and at our southern African Tugela mill. Capital spending is expected to be funded primarily through internally generated funds. For further details about our capital commitments, see note 28 to our Group annual financial statements included elsewhere in this Annual Report.

Contingent Liabilities, Commitments and Contractual Obligations

        We have various obligations and commitments to make future cash payments under contracts, such as debt instruments, lease arrangements, supply agreements and other contracts. The following tables summarise information contained within the Group annual financial statements included elsewhere in this Annual Report. The tables reflect those contingent liabilities, commitments and contractual obligations that can be quantified.

Contingent Liabilities and Commitments

		Amount of Commitment Expiration Per Period
	Total	Less than 1 year	1 - 3 years	4 - 6 years	After 6 years
Guarantees(1)	66	38	27	—	1
Other Contingent Liabilities(2)	14	8	2	2	2
Capital Commitments(3)	228	163	65	—	—

Total	308	209	94	2	3

Contractual Obligations

		Payments Due by Period
	Total	Less than 1 year	1 - 3 years	4 - 6 years	After 6 years
Long-Term Debt(4)	1,502	94	161	351	896
Capital Lease Obligations(4)	73	26	32	14	1
Revenue commitments(5)	336	48	84	67	137
Unconditional Purchase Obligations(6)	136	52	56	18	10

Total	2,047	220	333	450	1,044

(1)
Guarantees do not include obligations recorded in our Group annual financial statements. Refer note 29.
(2)
Other Contingent Liabilities include various lawsuits, administrative proceedings and taxation queries. Refer note 29.
(3)
Capital commitments are in respect of fixed assets. Refer note 28.

(4)
Refer note 16.
(5)
Revenue Commitments are future minimum obligations under operating leases. Refer note 28.
(6)
Unconditional Purchase Obligations are obligations to transfer funds in the future for fixed or minimum amounts or quantities of goods or services at fixed or minimum prices (for example, as in take-or-pay contracts or throughput contracts, relating to among others, timber, power).

Note references in the notes to the tables above are references to the notes to the Group annual financial statements included elsewhere in this Annual Report.

Share Buy Back

        At a general meeting of shareholders held on December 15, 2000, a special resolution granting general authority for Sappi subsidiaries to purchase Sappi shares subject to the provisions of the South African Companies Act 61 of 1973, as amended, and the Listings Requirements of the JSE was approved. At the annual general meeting of shareholders held on February 25, 2002, a special resolution granting authority to Sappi or Sappi subsidiaries to permit the buy back of up to 10% of the issued shares of Sappi Limited in any one fiscal year, was approved. Pursuant to this approval, we or one of our subsidiaries may buy back shares from time to time. This authority will be valid until the next annual general meeting. Under the South African Companies Act, subsidiaries may not hold more than 10% of the issued share capital of the parent company. As at December 11, 2002, the Sappi share price was $12.83 (R112.98).

        Following the approval on December 15, 2000, our cumulative buy back by Group entities, at the end of fiscal 2002, is approximately 13 million shares (or approximately 5.5% of our issued shares) at an average price of $7.93 (R64.16), 4.2 million of which had been utilised by the Sappi Limited Share Incentive Trust to meet its obligations. We held approximately 8.8 million treasury shares at the end of fiscal 2002.

        Under the JSE regulations, a company may not repurchase its shares for periods of 40 trading days prior to the announcement of half-year and full-year results. We apply a voluntary restriction on repurchases of 7 trading days prior to the announcement of first and third quarterly results.

Dividends

        Sappi Limited declared total cash dividends in respect of the ordinary shares of $0.28 per share in fiscal 2002, $0.26 per share in fiscal 2001 and $0.25 per share in fiscal 2000. Dividends paid in years prior to fiscal 2000 have been paid in South African Rand, and have been converted to US dollars at the rate of exchange at the date of declaration of the dividend.

        The current dividend policy of Sappi Limited is to provide regular annual dividend payments which incorporate, over time, real growth for shareholders by providing dividend payments varying in line with changes in the business cycle, but maintaining a long-term average dividend "cover" of three times earnings. Our dividends were covered 3.4, 2.3 and 6.1 times in fiscal 2002, 2001 and 2000, respectively.

Mill Closures, Acquisitions and Dispositions

        Potlatch Acquisition.    On May 13, 2002, we acquired Potlatch Corporation's coated fine paper business by purchasing Potlatch's Cloquet, Minnesota pulp and paper mill as well as the brands, order books and working capital of the Cloquet mill and the brands, order books and inventories of Potlatch's Brainerd, Minnesota paper mill for an aggregate purchase price of $483 million. The purchase consideration was funded from cash and existing Group facilities. We did not acquire Potlatch's Brainerd mill, which Potlatch has closed. The Brainerd mill previously had a production capacity of 140,000 metric tonnes of coated woodfree paper and serviced a customer base that in the future we intend to service from the Cloquet mill and other Sappi mills. The coated woodfree paper business of Potlatch sold 330,000 metric tonnes of coated paper in 2001. The Cloquet pulp and paper mill has a capacity of 232,000 metric tonnes of coated paper production capacity and a state-of-the-art pulp mill with a production capacity of 410,000 metric tonnes. We employed approximately 200 fewer people when we acquired the Cloquet mill than were previously employed there. We have reimbursed Potlatch approximately $3.5 million for certain costs in respect of severance payments.

        The Cloquet mill includes a hydroelectric facility that is licensed by the Federal Energy Regulatory Commission. The acquisition of the hydroelectric facility from Potlatch was completed on June 25, 2002, upon the approval of the Federal Energy Regulatory Commission to the transfer of the license from Potlatch to Sappi becoming final. In addition to generating a portion of its own power, the Cloquet mill has entered into a co-generation agreement with Minnesota Power and has entered into a take-or-pay agreement to purchase a portion of its power from Minnesota Power, which terminates in 2008.

        In connection with the acquisition, we have also agreed to assume Potlatch's obligations under several long-term cross-border leases involving a substantial portion of the Cloquet assets we are acquiring. Under the lease arrangements, Potlatch sold assets to an unrelated third party, leased them back and received an upfront payment. In terms of the agreement, there are no further lease payments foreseen. See "Item 3—Key Information—Risk Factors—Risks Related to Our Business—There are risks related to the recently completed Potlatch Acquisition".

        Closure of Transcript Mill.    On October 9, 2001, we announced the intention to close the Transcript mill in Scotland, and ceased production in the quarter ended March 2002. In connection with the closure, we provided a $9 million charge for the write-off of the assets and closure costs in fiscal 2002. This facility produced carbonless paper products which is non-core and being rapidly replaced by other products or electronic media.

        Closure of Mobile Mill.    In fiscal 2001, we provided a $110 million after tax charge for the write-off of the assets and closure costs for the Mobile mill in Alabama and ceased production at the mill in December 2001. Of this charge, $4 million after tax was released in fiscal 2002. The Mobile mill is located on a multi-user site and was dependent on sharing facilities with other producers to maintain an efficient cost structure. The closure of a nearby pulp mill resulted in dramatically increased energy costs. Because we were unable to invest on the site without a better overall cost structure, we decided to close the mill.

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

        Acquisition of Minority Interests in Leykam-Mürztaler Papier und Zellstoff Aktiengesellschaft.    During September 1999, we commenced a major reorganisation of our North American and European fine paper businesses. The reorganisation was aimed at amalgamating these businesses under a single holding company, improving access to operating cash flows, centralising borrowings and improving tax and operating efficiency. The reorganisation resulted in the delisting of Leykam-Mürztaler from the Vienna and Frankfurt Stock Exchanges and the acquisition of the minority interests in that company for approximately $98 million. This was funded from a portion of the proceeds to us from our global equity offering in November 1999. The acquisition of these minority interests increased our ownership interest in KNP Leykam to 100%. The first part of this process was successfully completed in January 2000 when the minority interests in Leykam-Mürztaler had been reduced to 8.2%. On March 9, 2000, the shareholders of Leykam-Mürztaler approved the merger of that company with a wholly owned subsidiary of Sappi and we subsequently paid 35 euro per share to the minority shareholders. Profits (attributable to the minority interest acquired) were recognised and consolidated from April 1, 2000.

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

Pension fund

        The Group has reviewed its pension fund valuations to take account of the recent significant changes in the performance and outlook of financial markets. Using revised and lower discount rates and assumed rates of return, the pension funds in our European business are adequately funded. There is a surplus in the South African fund (which has not been brought to account) but, in the UK and North American funds, a shortfall is projected. We expect the projected future additional annual income statement charges required to correct the projected shortfall in our North American and UK funds to be approximately $18 million pre-tax (5 US cents per share).

        In light of these current conditions and reduced assumptions, funding requirements will cause our North American operations to make a minimum cash contribution of $8 million during fiscal 2003. Based upon projections of investment performance and actuarial assumptions for the foreseeable future, it is likely that our North American operations will be required to make contributions in excess of this amount in each of the succeeding four years. The funding status of plans throughout the Group will continue to be reviewed annually.

        The estimated surplus of the South African defined benefit pension plan has not been reflected on the Group's balance sheet pending the formal actuarial valuation and the outcome of the statutory allocation of the surplus between the company and the members of the fund, in accordance with current legislation.

Insurance

        The Group has an active programme of risk management in each of our geographical operating regions to address and to reduce exposure to property damage and business interruption. All production and distribution units are audited regularly and are subject to risk assessments, which receive the attention of senior management. The risk programmes are co-ordinated at Group level in order to achieve a harmonisation of methods. Work on improved enterprise risk management is progressing well. Its aim is to lower the risk of incurring losses from uncontrolled incidents.

        Furthermore we follow a practice of insuring our assets against unavoidable loss arising from catastrophic events. These include fire, flood, explosion, earthquake and machinery breakdown. Insurance also covers the business interruption costs which may result from these events. Specific environmental risks are also insured.

        We have a global insurance structure and the majority of insurance is placed with our own captive insurance company which in turn reinsures the vast majority of the risk with third-party insurance companies.

        Following the events of September 11, 2001, and losses on property damage which have seriously affected the insurance industry, the insurance market continues to harden. We successfully placed the renewal of our insurance cover on November 1, 2002. Self-insured deductibles for any one occurrence have increased to $25 million with aggregate limits of $75 million. We believe protection is in line with industry practice. For property damage and business interruption, in particular, we have cover comfortably in excess of what we have determined to be the maximum foreseeable losses. After careful consideration, the Board decided not to take separate cover for losses from acts of terrorism, which is consistent with current practice in the paper manufacturing industry.

        We have increased insurance cover for credit risks, which until now was restricted to the European region only.

Critical Accounting Policies

        Our Group annual financial statements have been prepared in accordance with South African GAAP, which requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial techniques. The Group constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate. Historically, actual results have not significantly deviated from those determined using the estimates described above. The Group believes that the following accounting policies are critical due to the degree of estimation required.

        Post employment benefits.    The Group accounts for its pension benefits and its other post retirement benefits using actuarial models. These models use an attribution approach that generally spreads individual events over the service lives of the employees in the plan. Examples of "events" are plan amendments and changes in actuarial assumptions such as discount rate, expected long-term rate of return on plan assets, and rate of compensation increases. The principle underlying the required attribution approach is that employees render service over their service lives on a relatively consistent basis and, therefore, the income statement effects of pension benefits or post retirement healthcare benefits are earned in, and should be expensed in the same pattern.

        Numerous estimates and assumptions are required, in the actuarial models, to determine the proper amount of pension and other post retirement liabilities to record in the Group's annual financial statements. These include discount rate, return on assets, salary increases, health care cost trends, longevity and service lives of employees. Although there is authoritative guidance on how to select these assumptions, our management and its actuaries exercise some degree of judgement when selecting these assumptions. Selecting different assumptions, as well as actual versus expected results, would change the net periodic benefit cost and funded status of the benefit plans recognised in the Group annual financial statements.

        The impact on the future financial results of the Group in relation to post employment benefits is dependent on economic conditions, employee demographics and investment performance.

        Asset impairments.    The Group periodically evaluates its long-lived assets for impairment, including identifiable intangibles and goodwill, whenever events or changes in circumstance indicate that the carrying amount of the asset may not be recoverable. Our judgements regarding the existence of impairment indicators are based on market conditions and operational performance of the business. Future events could cause management to conclude that impairment indicators exist.

        In order to assess if there is any impairment, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the carrying amount (being the greater of the discounted expected future cash flows and the net selling price of the asset) exceeds the recoverable amount of the asset, we will recognise an impairment loss for the difference. Considerable management judgement is necessary to estimate discounted future cash flows. Accordingly, actual outcomes could vary significantly from such estimates. Factors such as changes in the planned use of buildings, machinery or equipment or closing of facilities or lower than anticipated sales for products could result in shortened useful lives or impairment. These changes can have either a positive or negative impact on our estimates of impairment and can result in additional charges. In addition, further changes in the economic and business environment can impact our original and ongoing assessments of potential impairment.

        Plantations.    We state our plantations at the lower of cost less depletions and realisable value. Cost includes all expenditure incurred on acquisition, forestry development, establishment and maintenance of plantations, and finance charges. Depletions include the cost of timber felled, including finance charges, which is determined on the average method, plus amounts written off standing timber to cover loss or damage caused, for example, by fire, disease and stunted growth. Significant assumptions and estimates are used in the recording of plantation cost and depletion. Changes in the assumptions or estimates used in these calculations may affect the Group's results, in particular, plantation and depletion costs. The South African Accounting Practices Board issued a new statement AC 137 Agriculture in November 2001. This statement becomes operative for annual financial statements covering periods beginning on or after 1 January 2003. The objective of this statement is to prescribe the accounting treatment, financial statement presentation and disclosures related to agricultural activity. The Group will adopt AC 137 when it becomes effective and is currently evaluating the effects of the statement.

        Deferred taxation.    The Group estimates its income taxes in each of the jurisdictions in which it operates. This process involves estimating its current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Group balance sheet. The Group then assesses the likelihood that the deferred tax assets will be recovered from future taxable income, and, to the extent recovery is not likely, a valuation allowance is established. Management's judgement is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. Where management believes that it is more likely than not that the deferred tax assets will be realised through the recognition of future taxable income, deferred tax assets have been recognised. Although the deferred tax assets for which valuation allowances have not been provided are considered realisable, actual amounts could be reduced if future taxable income is not achieved. This can materially affect our reported net income and financial position.

        Hedge accounting for financial instruments.    We use derivative instruments in the normal course of business to manage our exposure to fluctuations in interest and foreign currency rates. Derivative instruments may be designated as hedges of the exposure to variability in cash flows attributable to a forecasted transaction. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders' equity and the ineffective portion is recognised in income. The gains or losses, which are recognised directly in shareholders' equity, are transferred to income in the same period in which the hedged transaction affects income. The designation of a derivative instrument as a cash flow hedge in this manner can materially affect our reported net income and financial position.

        Provisions.    Provisions are recorded when the Group has a present legal or constructive obligation as a result of past events, for which is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation. Where the effect of discounting is material, provisions are discounted. The discount rate used is pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

        The establishment of the provisions requires significant judgement by management related to the amounts to be recorded and the likelihood of future payment. If the amounts vary from these initial provisions the provisions may be revised materially, up or down, based on the facts.

Changes in Accounting Policies

        There were no accounting policy changes in fiscal 2002. There were a number of accounting policy changes in fiscal 2001. This was mainly due to the numerous changes to the South African accounting standards to harmonise with IAS. We changed our accounting policy with respect to leases, events after the balance sheet date (dividends), employee benefits, discontinuing operation, impairment of assets, intangible assets, provisions, contingent liabilities and contingent assets, business combinations, Group annual financial statements and accounting for investments in subsidiaries, financial instruments: recognition and measurement, government grants, consolidation: special purpose entities, and Share capital—reacquired own equity instruments (treasury shares). These changes had no material effect on current year and comparable period earnings, but had the effect of decreasing equity by $3 million at the beginning of fiscal 2001.

        In fiscal 2000, we changed our accounting policy with respect to the revaluation of property, plant and equipment. All these assets are now stated at cost. This change had no effect on net income but had the effect of reducing equity by $58 million for both fiscal 2000 and fiscal 1999.

        Data for prior fiscal years has been restated to reflect these changes in accounting policy.

New Accounting Standards

        For a discussion of new South African and US accounting standards, see note 38 of our Group annual financial statements included elsewhere in this Annual Report.

United States GAAP Reconciliation

        Our Group annual financial statements are prepared in accordance with South African GAAP, which differ from United States GAAP in certain significant respects. A comparison of our results for fiscal 2002, fiscal 2001 and fiscal 2000 shown under South African GAAP and after reflecting certain adjustments which would arise if United States GAAP were to be applied instead of South African GAAP, is as follows:

	Year Ended September
	2002	2001	2000
	(audited)	(audited)	(audited)
	(US$ in millions)
Net income:
South African GAAP	220	138	363
United States GAAP	236	130	366
Shareholders' equity:
South African GAAP	1,601	1,503	1,618
United States GAAP	1,572	1,553	1,669

        As more fully described and quantified in note 38 to our Group annual financial statements included elsewhere in this Annual Report, the major differences between South African GAAP and United States GAAP relate to accounting for business combinations, pre-commissioning expenses, pension programmes and post-retirement medical benefits, asset impairment and sale and leaseback transactions.

Other Items

South African Exchange Controls

        South Africa's exchange control regulations provide for restrictions on the exporting of capital and for various other exchange control matters. Transactions between residents of the Common Monetary Area (comprising South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland), on the one hand (including corporations), and non-residents of the Common Monetary Area, on the other hand, are subject to these exchange control regulations which are enforced by the Exchange Control Department of the South African Reserve Bank.

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

        It is not possible to predict whether existing exchange controls will be abolished, continued or modified by the South African Government in the future. While these restrictions have affected the manner in which we have financed our acquisitions outside South Africa and the geographic distribution of our debt, they have not prevented us from expanding and growing our core business abroad. For example we have approval in the event of the inability of the issuing vehicles, which have incurred foreign debt, and are guaranteed by Sappi Limited to pay the debt.

Environmental Matters

        We operate in an industry subject to extensive environmental regulations which include, amongst others, the Air Quality Bill and the National Water Act. Typically, we do not separately account for environmental operating expenses but do not anticipate any material expenditures related to such matters. We do separately account for environmental capital expenditures. See note 37 to our Group annual financial statements included elsewhere in this Annual Report for a discussion of these matters.

Research and Development, Patents and Licenses, etc.

        Our research and development efforts have principally focused on the improvement of product quality and production processes, in accordance with our research and development policies. We manage technology and research and development on a "centre of excellence" basis to take advantage of particular skills and to provide focus. We spent approximately $20 million, $20 million and $22 million on research and development activities during fiscal 2002, fiscal 2001 and fiscal 2000, respectively.

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

Europe

        Sappi Fine Paper Europe maintains research and development centres at its Maastricht and Gratkorn sites. These facilities work closely with the research facility at Sappi Fine Paper North America in order to achieve efficiencies and ensure rapid implementation of improvements.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The Articles of Association of Sappi Limited provide that the Board of Directors (the "Board") must consist of not less than four nor more than twenty Directors at any time. The Board currently consists of fifteen Directors.

        The business address for all of the Directors is 48 Ameshoff Street, Braamfontein, Johannesburg 2001, Republic of South Africa. All of the Directors are South African citizens except for Monte Haymon, Meyer Feldburg and John Chalsty (United States citizens), Wolfgang Pfarl (an Austrian citizen), Klaas de Kluis (a Dutch citizen) and William Sheffield (a Canadian citizen).

Executive Directors

        Eugene van As (63), Executive Chairman. He joined Sappi in 1977 as the Managing Director of Sappi Kraft (Pty) Limited. In 1978, Mr van As was appointed Group Managing Director and Chief Executive Officer, Sappi Limited, becoming Executive Chairman in 1991. He is also a Director of the Council for Scientific and Industrial Research and Chairman of the African Self-Help Association. Mr van As was appointed to the Board of Sappi Limited on January 21, 1977.

        Monte Roy Haymon (65), Bachelor of Science in Chemical Engineering. Previously President and Chief Executive Officer of Sappi Fine Paper North America, Mr Haymon is currently Non-Executive Chairman of this company. Prior to joining Sappi he had been President and Chief Operating Officer of Ply-Gem Industries and, for thirteen years, President and Chief Executive Officer of Packaging Corporation of America, a division of Tenneco, Inc. Mr Haymon was appointed to the Board of Sappi Limited on October 10, 1995.

        John Leonard Job (57), B.Sc.Hons (Rand), Ph.D. (McGill), Executive Director and Chairman of Sappi SA Business. Dr Job joined Sappi in July 1999 and was appointed to the Board on August 1, 1999. He has 25 years experience in the chemical industry and was formerly the Chief Executive Officer of Sentrachem, which was acquired by Dow Chemical in 1997. Dr Job is a Director of the National Research Foundation of South Africa.

        Wolfgang Pfarl (57), Dipl. Kfm., Chief Executive Officer of Sappi Fine Paper Europe. Mr Pfarl was appointed to his present position in December 1997 following Sappi's acquisition of KNP Leykam. In 1989, he was appointed Chairman of the Executive Board of Leykam- Mürztaler and became Executive Chairman of KNP Leykam after the merger in 1993 of the fine paper production activities of N.V. Koninklijke KNP BT (now Buhrmann NV) and the Austrian paper producer Leykam-Mürztaler. Mr Pfarl was appointed to the Board of Sappi Limited on December 31, 1997.

        William Herbert (Bill) Sheffield (54), B.Sc. (Chemistry), MBA, Chief Executive of Sappi Fine Paper plc. Prior to joining Sappi on May 1, 2001, Mr Sheffield spent 13 years in the newsprint business with Abitibi Consolidated most recently managing Abitibi's international business. He was a founding Board member of Pan Asia Paper, the Asian newsprint joint venture based in Singapore. Previous positions include Logistics, Marketing, Operating, and a 17-year career in the North American steel sector.

        Donald Gert Wilson (45), B. Comm. CTA, Chartered Accountant (South Africa), Executive Director-Finance of Sappi Limited. He joined Sappi in April 1999 and was appointed to the Board on May 27, 1999. Mr Wilson has held various executive financial positions in the Barloworld Group, a South African based international industrial corporation, mainly within their Caterpillar earthmoving division.

        The Executive Directors are the Executive Officers of Sappi.

Non-Executive Directors

        David Charles Brink (63), M.Sc. Eng. (Mining), D.Com. (hc). Mr Brink is currently the Chairman of Murray and Roberts Holdings Limited, Deputy Chairman of ABSA Group Limited and of ABSA Bank Limited, Chairman of Unitrans Limited, a Director of BHP Billiton plc and of BHP Billiton Limited, and a Director of Sanlam Limited. He was appointed a non-executive Director of Sappi Limited on March 8, 1994 and is currently Chairman of the Human Resources Committee and a member of the Nomination Committee of the Board of Directors of Sappi Limited.

        John Steele Chalsty (69), B.Sc. Hons (Wits), M.Sc. (Wits), MBA (Harvard). Mr Chalsty previously served as the Chairman of the Board of Directors and former Chief Executive Officer of Donaldson, Lufkin and Jenrette Inc. and as Vice Chairman of the New York Stock Exchange, Inc. He is a member of the Board of Directors of AXA Financial Inc., Occidental Petroleum Company, Metromedia and Creditex. Mr Chalsty was appointed to the Board of Directors of Sappi Limited on August 1, 1998. He is a member of the Audit Committee of the Board of Directors of Sappi Limited and Chairman of the Audit Committee of Sappi Fine Paper North America.

        Thomas Louw de Beer (Tom) (67), Chartered Accountant (South Africa). Mr de Beer was appointed Chief Executive, Finance, of General Mining and Finance Corporation Limited in 1978 and as Financial Director of Gencor Limited in 1983 in which capacity he remained until Gencor's unbundling in 1993. He is currently Chairman of Genbel South Africa Limited. He is also a Director of Genbel Securities Limited, Gensec Bank Limited and Kumba Resources Limited. Mr de Beer is a member of the Audit Committee and the Human Resources Committee of the Board of Directors of Sappi Limited and Chairman of the Audit Committee of Sappi Forest Products and Sappi Fine Paper South Africa. He was appointed to the Board of Directors of Sappi Limited on February 28, 1981.

        Klaas de Kluis (66), Master of Law. From January 7, 1998 until July 27, 1998, Mr de Kluis acted as Chairman of the Executive Board of N.V. Koninklijke KNP BT (now Buhrmann NV). He held the position of Vice Chairman of the Executive Board of N.V. Koninklijke KNP BT from March 1993 to April 1996. Presently he is a member of the Supervisory Boards of a number of public and private companies in the Netherlands and is a member of the Audit Committee of the Board of Directors of Sappi Limited and Chairman of the Audit Committee of Sappi Fine Paper Europe. Mr de Kluis was appointed to the Board of Directors of Sappi Limited on January 13, 1998.

        Meyer Feldberg (60), BA (Wits), MBA (Columbia), Ph.D (Cape Town). Professor Feldberg's career has included a number of teaching and leadership positions in the business schools of the universities of Cape Town, Northwestern and Tulane. In 1986, he was appointed president and Chief Executive Officer of the Illinois Institute of Technology. Since 1989 he has served as Professor of Management and Dean of Columbia Business School. He is a Director of major public companies including Federated Department Stores, Revlon Inc., Primedia Inc., UBS Paine Webber Funds and Select Medical Corporation. Professor Feldberg currently serves on the Advisory Board of the British American Business Council and was appointed to the Board of Directors of Sappi Limited on March 1, 2002.

        Derek Nigel Anthony Hunt-Davis (66), Chartered Accountant (South Africa), CTA (Unisa). Mr Hunt-Davis retired as an Executive Director of Sankorp Limited in 1994. He served as Chief Accountant and Chief Financial Officer of the Industrial Development Corporation prior to becoming Group Financial Director of the Premier Group Limited in 1982. Mr Hunt-Davis was appointed a non-executive Director of Sappi Limited on February 19, 1990 and is currently Chairman of the Audit Committee and of the Nomination Committee of the Board of Directors of Sappi Limited.

        Deenadayalen (Len) Konar (48), B.Com, MAS (Illinois), D.Com, Chartered Accountant (South Africa). Previously Professor and Head of the Department of Accountancy at the University of Durban-Westville. He is the patron of the Institute of Internal Auditors South Africa and a member of the

King Committee on Corporate Governance, the Securities Regulation Panel, the Corporate Governance Forum and the Institute of Directors. Companies of which he is a non-executive Director include Old Mutual South Africa, The South African Reserve Bank, Kumba Resources Limited, Illovo Sugar, J D Group and Steinhoff International Holdings. Dr Konar is currently an independent consultant in corporate investment strategy, corporate governance, risk, compliance and internal audit and joined the Board of Directors of Sappi Limited on March 1, 2002. Dr Konar is a member of the Audit Committee of the Board of Directors of Sappi Limited and member of the Audit Committee of Sappi Forest Products and Sappi Fine Paper South Africa.

        Franklin Abraham Sonn (63). A graduate of the University of the Western Cape and UNISA, Dr Sonn subsequently received honorary doctorates in law, education, humanities and philosophy from various institutions in Europe, North America and South Africa. Dr Sonn served as South Africa's Ambassador to the United States from 1995 to 1998. He currently serves as Chairman of 11 corporate Boards and is a member of the Boards of 12 other companies. He also serves as Chairman of numerous organisations of Civil Society and as a Trustee and Patron of many other organisations. He has recently been appointed Chancellor of the University of the Free State and as President of the Afrikaanse Handels Instituut. Dr Sonn was appointed to the Board of Directors of Sappi Limited on July 1, 1999 and is a member of the Nomination Committee of the Board of Directors of Sappi Limited.

        Andries Gert Johannes (André) Vlok (67), B.Sc, Hons B (B&A). Mr Vlok spent virtually the whole of his career with Sappi, joining as a Technical Assistant in 1962. He progressed through various positions within Sappi including Mill Manager and Managing Director of subsidiary companies and was appointed Technical Director in 1988. He was appointed a Director of Sappi on February 15, 1983. Mr Vlok retired as an Executive Director in December 1998, but continues to serve on the Board of Directors of Sappi Limited.

Compensation

        See notes 39 to 41 to our Group annual financial statements contained elsewhere in this Annual Report for details on Directors remuneration, Directors interests and Directors participation in the Sappi Limited Share Incentive Trust.

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

        Our Executive Chairman, Eugene van As, has reached normal retirement age. The Board has decided to split the role of Chairman and Chief Executive Officer. The process of finding a successor to Eugene van As is well underway, but the Board is not yet ready to make an announcement. The Board has asked Eugene van As to continue in the role of non-executive Chairman of the Board after the new Chief Executive Officer is appointed and he has agreed to do so. The length of the term of office of Eugene van As as a Director is determined by the Board; the Board has not specified the length of his term. The following table sets forth the terms of office of the other Directors.

Name	Start of term	Latest date of end of term
David Charles Brink	2002	2005
John Steele Chalsty	2001	2004
Thomas Louw de Beer	2001	2004
Meyer Feldberg	2002	2003
Monte Roy Haymon	2001	2004
Derek Nigel Anthony Hunt-Davis	2000	2003
John Leonard Job	2000	2003
Klaas de Kluis	2000	2003
Deenadayalen Konar	2002	2003
Wolfgang Pfarl	2001	2004
William Herbert Sheffield	2002	2005
Franklin Abraham Sonn	2002	2005
Andries Gert Johannes Vlok	2001	2004
Donald Gert Wilson	2002	2005

        No retirement or other benefits arise from the retirement of Directors by rotation or on termination for any other reason.

Audit Committee

        An Audit Committee of the Board was established in 1984 and assists the Board in discharging its responsibilities to safeguard the Group's assets, maintain adequate accounting records and develop and maintain effective systems of internal financial control. It also oversees the financial reporting process and is concerned with compliance with accounting policies, Group policies, legal requirements and internal controls within the Group. It interacts with and evaluates the effectiveness of the external and internal audit process and reviews compliance with the Group's code of ethics.

        The Audit Committee consists of five independent Non-Executive Directors of the Board (Derek Nigel Anthony Hunt-Davis (Chairman), Thomas Louw de Beer, John Steele Chalsty, Klaas de Kluis and Deenadayalen Konar) and is regulated by a specific mandate from the board. The adequacy of the mandate is reviewed and reassessed annually. The Audit Committee meets with senior management, which includes the Executive Chairman of the Board and the Executive Director—Finance, at least four times a year. The external and internal auditors attend these meetings and have unrestricted access to the Committee and its Chairman. The external and internal auditors meet privately with the Audit Committee Chairman on a regular basis. The Audit Committee Chairman attends the annual general meeting.

        Subsidiary Company Audit Committees exist in all major regions and are chaired by independent Non-Executive Directors. These committees have a mandate from the Group's Audit Committee, to whom they report on a regular basis.

Nomination Committee

        The Nomination Committee is constituted as a sub-committee of the Board and consists of two independent Non-Executive Directors (Derek Nigel Anthony Hunt-Davis (Chairman), David Charles Brink and Franklin Abraham Sonn) and the Executive Chairman of the Group. The Committee considers the composition of the Board, retirements and appointments of additional and replacement Non-Executive Directors and makes appropriate recommendations to the Board.

Human Resources Committee

        The Human Resources Committee, which consists of two independent Non-Executive Directors (David Charles Brink (Chairman) and Thomas Louw de Beer) and the Executive Chairman of the Group, is constituted as a subcommittee of the Board and operates within the terms of reference set by the Board. The responsibilities of the Committee are, inter alia, to determine human resource policy and strategy as well as the remuneration and incentives in respect of those executives reporting directly to the Executive Chairman. The remuneration of the Executive Chairman is determined by the Non-Executive Directors of the Committee. Human Resources Committees exist for all the Company's major operating subsidiaries outside of Southern Africa.

Employees

        The following table sets forth the number of employees as at the close of each fiscal year ended September.

	2002	2001	2000
Sappi Fine Paper
North America	3,329	2,860	3,311
Europe	5,689	5,844	5,960
Southern Africa	2,028	2,009	2,105
Sappi Forest Products	6,261	7,231	7,646
Sappi Trading	160	157	154
Corporate Office	105	130	100

Total	17,572	18,231	19,276

North America

        At the end of September 2002, Sappi Fine Paper North America had 3,329 employees. Between September 1996 and March 2002, Sappi North America has implemented a number of restructuring plans which resulted in headcount reductions, job consolidations and eliminations, and the closure of a paper machine and a pulp mill in the Westbrook, Maine mill in 1999 and the closure of our paper mill in Mobile in May 2001.

        In March 2002, Sappi announced its intention to acquire the Potlatch Paper Division, which included the mill at Cloquet, Minnesota and the associated sales and marketing functions and personnel. The acquisition was completed in May 2002. The acquisition presented an opportunity to reorganise the Sappi Fine Paper North America Sales, Marketing, Customer Service, Research and Development and Information Technology functions. This will result in further headcount reductions of approximately 130 personnel.

        Approximately 65% of employees are represented by ten international unions under twelve different contracts. The labour contracts for Cloquet, Allentown and Westbrook are currently being negotiated. As a result of the acquisition of Potlatch Corporation's coated fine paper business, we rejected the collective bargaining agreement between the unions and Potlatch, and we are operating under terms and conditions set by Sappi pending the conclusion of negotiations for a new collective bargaining agreement. The Westbrook and Allentown contracts expired in June 2002 and March 2001 respectively, and the affected parties are working under contract extensions. Somerset's labour contract will expire in January 2003 and negotiations will commence in early 2003. We anticipate reaching agreements on new contracts at all affected sites, and do not expect a work stoppage to occur. However, in the event that agreements cannot be reached and a prolonged work stoppage that results in a curtailment of output ensues at any or all such sites, our business could be adversely affected. Muskegon's contract will expire in June 2004.

        Sappi Fine Paper North America has experienced no work stoppage in the United States in the past eleven years and believes that its relationship with its employees is satisfactory.

Europe

        Sappi Fine Paper Europe employed 5,689 people at the end of September 2002. A substantial number of Sappi Fine Paper Europe employees are represented by trade unions.

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

        In 2001, the Nijmegen mill closed its converting centre, which resulted in a reduction of 46 employees. In addition to the reduction in employee numbers at the Blackburn mill in May 2000, when Sappi sold the Astralux brand of cast coating papers, there has been a further reduction of 17 employees during 2001, largely due to ongoing reductions in white-collar positions and departmental restructuring.

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

        For Austria, this period of restructuring ended in December 2000. The restructuring of Gratkorn mill with the start up of PM11 and the close down of 4 older paper machines together with some additional cost saving programmes led to a reduction of approximately 600 employees, in the period from 1996 to 2000. Challenges in the market which led to regular commercial standstills were managed by way of special agreements with the works council for flexible working time and temporary reduction in the use of external personnel and holiday workers.

        After some years of cost cutting, we are now able to focus on management and people development. The second Sappi Academy, a management trainee programme, was run with delegates from Europe, North America and South Africa. Performance management and succession planning processes have been implemented.

Southern Africa

        Sappi employed 8,394 people in southern Africa at the end of September 2002. Of this total, Sappi Fine Paper and Sappi Forest Products employed 2,028 and 6,261 people, respectively, with the balance being employed by Corporate and Sappi Trading. Approximately 55% of these employees are members of trade unions of which the Chemical, Energy, Paper, Printing, Wood and Allied Workers Union is the largest. The reduction in employee numbers in Sappi Forest Products over the last four years is due to a combination of factors. The selling of non-core assets, namely Novobord and the Mining Timber Division, affected 208 and 425 employees respectively. Outsourcing of various forestry operations, coupled with retrenchments in the forestry sector and at certain of our Kraft mills, largely accounts for the balance.

        Due to recent restructuring and out-sourcing of various functions at our Usutu Mill in Swaziland, over 700 employees were laid off between September 2001 and March 2002. Over 400 of these employees have been re-employed by the companies which will be performing the various out-sourced functions on behalf of the Usutu Mill.

        There has been large-scale unionisation of forestry industry employees in South Africa in recent years. We believe that we generally have had satisfactory relations with the trade unions operating at our southern Africa mills despite experiencing industry-wide wage related strikes of limited duration. During July and August 2001, the pulp and paper industry experienced a 5-day industry-wide strike as a result of a wage dispute, while the sawmills experienced a 25-day industry-wide strike. From January 26, 2000 to February 7, 2000, our Stanger mill experienced a 13-day strike as a result of a wage dispute. During September 2000 and November 2000, our Usutu mill in Swaziland experienced a 4-day strike. The strike was not caused by trade union activity, but was the result of a national dispute with the Swaziland government on political reforms in that country.

        The high prevalence of HIV/AIDS in Africa (including South Africa) has escalated its potential negative impact on the population and South African business in general. The management and treatment of HIV/AIDS and its potential impact has accordingly been allocated a high priority by many companies in South Africa, including ourselves. Sappi, in line with other major South African Corporates, is in the process of implementing a project to extend free anti-retrovirals to all employees for whom the treatment is medically indicated.

        Labour and employment law has changed substantially in South Africa in the past several years, recent legislation such as the Labour Relations Act adopted in 1996 and the Basic Conditions of Employment Act adopted in 1998 have substantially enhanced the rights of employees, including the right to engage in protected industrial action.

        In addition, in October 1998, the South African Parliament adopted the Employment Equity Act (Act 55 of 1998). The Employment Equity Act requires employers who employ 50 or more employees, to implement affirmative action measures designed to ensure that suitably qualified persons from previously disadvantaged groups have equal employment opportunities and are equitably represented in the workforce of such employers. The provisions of the Employment Equity Act which pertain to the prohibition of unfair discrimination, the monitoring by employees and trade union representatives of compliance with the Act, the institution of legal proceedings concerning contraventions of the Act, the protection of employee rights and the formulation of codes of good practice and regulations pertaining to the Act were implemented on August 9, 1999. The implementation of the balance of the Act, dealing primarily with affirmative action measures, commenced on December 1, 1999. As required by the Act, Sappi drafted employment equity plans after consultation with representative employee forums and submitted the prescribed reports to the Department of Labour during May 2000.

        The Skills Development Act (No. 97 of 1998), which came into force on September 10, 1999 provided an institutional framework to devise and implement workplace strategies in order to develop and improve the skills of the South African workforce. The financing of skills development is promulgated by means of a levy/grant scheme under the Skills Development Levies Act.

        The Skills Development Act, Skills Development Levies Act, and South African Qualifications Authorities Act (No. 58 of 1995) have received significant attention during the past year. Equity forums established under the Employment Equity Act were mandated to serve as Learning forums, and their constitutions, roles and responsibilities were entrenched. The forums played a major role in preparing the Skills plans submitted to the Forest Industries Education & Training Authority. A skills levy of 1%, specified in accordance with the Skills Development Levies Act, was paid via Internal Revenue to the Forest Industries Education & Training Authority, and a successful claim for skills grants resulted in a 75% refund of this levy.

Share Ownership

The Sappi Limited Share Incentive Scheme

        We have offered a share purchase scheme to eligible Officers and employees since 1979. During March 1997, The Sappi Limited Share Incentive Scheme, as amended from time to time (the "Share Incentive Scheme"), was adopted at the Annual General Meeting of Sappi Limited. Under the Share Incentive Scheme, Officers or other employees of Sappi, its subsidiaries and other entities controlled or jointly controlled by Sappi selected by the Sappi Board of Directors are offered the opportunity to acquire shares ("Scheme Shares"), options to acquire shares ("Share Options") or rights and options to enter into agreements with Sappi Limited or the Sappi Limited Share Incentive Trust to acquire shares ("Allocation Shares"). Participants may also be given the opportunity to acquire a combination of Scheme Shares, Share Options and Allocation Shares. For a detailed description of the Share Incentive Scheme and recent amendments thereto, see note 32 to our Group annual financial statements included elsewhere in this Annual Report.

        As of November 29, 2002, the Directors and Executive Officers of Sappi had been granted an aggregate of 313,000 Share Options and 694,000 Allocation Shares. None of the Directors or Executive Officers of Sappi holds more than 1% of our issued share capital.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information with respect to the ownership of the ordinary shares, R1.00 par value, of Sappi Limited by the shareholders of record of Sappi Limited as of October 25, 2002, holding 5% or more of the outstanding ordinary shares.

Name of Registered Holder	Number of Shares	Percentage
Standard Bank Nominees (Transvaal) (Proprietary) Limited(1)	133,197,114	57.9
Nedcor Bank Nominees Limited(2)	33,752,776	14.7
Industrial Development Corporation of South Africa Limited	19,804,620	8.6
First National Nominees (Proprietary) Limited(3)	20,574,169	8.9
All Directors and Executive Officers as a Group(4)	1,536,312	0.7

(1)
Standard Bank Nominees (Transvaal) (Proprietary) Limited has advised us that it holds shares for numerous clients. Standard Bank Nominees held 46.8% of our shares as of January 31, 2000.
(2)
Nedcor Bank Nominees Limited has advised us that it holds shares for numerous clients. Nedcor Bank Nominees Limited held 10.7% of our shares as of January 31, 2000.
(3)
First National Nominees (Proprietary) Limited has advised us that it holds shares for numerous clients.
(4)
Includes shares issuable upon exercise of options granted under Sappi's Share Incentive Scheme. See "Item 6—Directors, Senior Management and Employees—Compensation".

        In addition to the changes in the ownership percentages held by our major shareholders disclosed in the footnotes to the table above, KNP BT Beteiligungen Deutschland GmbH (now Buhrmann International BV) held 19.9% of our shares as of September 30, 1998 and as of November 15, 2001 disposed of its holdings, and CMB Nominees (Proprietary) Limited held 8.6% of our shares as of September 30, 1998 and holds 4.2% as of October 25, 2002.

        The authorised share capital of Sappi Limited consists of 325,000,000 shares. As of October 25, 2002, the issued share capital consisted of 239,071,892 shares. Due to shares bought back and being held in a subsidiary company, the issued share capital was reduced to 230,177,455 as October 25, 2002. It is common in South Africa for shares to be held through nominees. As of October 25, 2002, the four largest shareholders of record (three of which are nominees) owned approximately 90.1% of the shares. Two of the fifteen members of the Board of Directors of Sappi are affiliated with those shareholders of record. We believe that, as of October 25, 2002, based on registered addresses and disclosure by nominee companies, 48% of our shares were held beneficially in North America, 38% of our shares were held beneficially in South Africa and 14% of our shares were held beneficially in Europe and elsewhere, excluding the shares owned by subsidiaries of Sappi.

        On October 25, 2002, there were approximately 48 registered holders (including nominees) of ADSs and 54 registered holders of shares in the United States. At that date, there were 42,414,708 ADSs and 13,456 shares (totalling 42,428,164 shares) registered in the name of holders with registered addresses in the United States (representing approximately 18.4% of the then outstanding shares). We believe, however, that more than 40% of our shares are owned beneficially by US holders.

        Pursuant to the Companies Amendment Act Number 37 of 1999, where securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interest in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every three-month period after June 30, 1999, to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and price of securities issued by that issuer held on behalf of each such person. We authorised Cazenove South Africa (Pty) Limited to conduct a quarterly investigation into the beneficial ownership of Sappi Limited shares. All beneficial holdings were investigated to determine whether there are any shareholders which hold 5% or more of our shares. As a result of these investigations, we have ascertained that some of the shares registered in the names of the nominee holders are managed by various fund managers and that, as of October 25, 2002, the following fund managers were responsible for 5% or more of the issued share capital of Sappi Limited.

Name of Fund Manager	Number of Shares Managed	Percentage
Capital Group Companies Inc.	20,802,863	9.0
Highfields Capital Management	15,126,367	6.6
Oppenheimer Funds Inc	14,871,200	6.5
Sanlam Investment Managers	12,286,012	5.3

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

Related Party Transactions

        For information on related party transactions, see note 35 to our Group annual financial statements contained elsewhere in this Annual Report.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

        See "Item 18—Financial Statements" and the F-pages for the Report of the Independent Auditors.

Other Financial Information

Legal Proceedings

        We become involved from time to time in various claims and lawsuits incidental to the ordinary course of our business. We are not currently involved in legal proceedings which, either individually or in the aggregate, are expected to have a material adverse effect on our business, assets or properties.

North America

        In April 2000, 18 individuals filed a lawsuit against our subsidiary, S.D. Warren, Kimberley-Clark Corporation and several other defendants in Somerset County Court, Maine. The plaintiffs alleged that they suffered personal injury as a result of hazardous waste from various sources, which was allegedly transported to and stored at a local landfill during the period from 1976 through 1986. Plaintiffs later amended the complaint to bring several new theories of liability. During August 2002 all defendants reached a settlement agreement with the plaintiffs.

        In April 2000, the Lemelson Medical, Educational and Research Foundation, Limited Partnership ("Lemelson") filed a lawsuit against Sappi and over 70 other companies in the United States Court for the District of Arizona. The lawsuit alleged that the defendants infringed upon various machine vision and automatic identification patents held by Lemelson. Lemelson seeks to enjoin the defendants from further alleged acts of infringement and to collect unspecified damages. Sappi was formally served with a summons with respect to this lawsuit in September 2000. Sappi and Lemelson settled the lawsuit in August 2002. In terms of the settlement, Sappi has acquired a license to use any Lemelson patent (except certain specifically excluded ones which are not of use) in connection with any products or services involving wood, pulp, packaging, printing or paper.

        In connection with the recently completed Potlatch acquisition, Potlatch has agreed not to compete with us in the production of coated woodfree paper. In May 2002, the Attorney General for the State of Minnesota commenced an action alleging that an aspect of the covenant not to compete related to use of Potlatch's Brainerd mill by a purchaser of the mill violated antitrust and common law. On November 26, 2002, the court dismissed both of the State's claims. The Attorney General has indicated that he may bring a new action if a potential purchaser for the mill is found who is discouraged by this covenant. The State has 60 days in which to file an appeal of the court's decision.

Europe

        The European Commission addressed a Statement of Objections to, among numerous other parties, Leykam-Mürztaler Papier und Zellstoff Aktiengesellschaft. The European Commission's objections concern alleged market sharing and pricing agreements relating to the sale of newsprint paper in the European Union during the period from January 1, 1994 to June 30, 1995, which was prior to our acquisition of the KNP Leykam companies in December 1997 and relates to a business we did not purchase. A Reply to the Statement of Objections was submitted to the European Commission on August 31, 1999 and Oral Hearings were held between September 27 and 29, 1999. On August 9, 2002 the European Commission decided to officially close their investigations into this case. All proceedings against all the companies that were targeted by this investigation were dropped. The European Commission concluded that the allegations of anti-competitive conduct relating to the sale of newsprint paper were unfounded.

        In July 2000, the European Commission addressed a Statement of Objections to Sappi and sixteen other manufacturers of carbonless paper, alleging anti-competitive conduct in the European carbonless paper sector between January 1992 and March 1997. We co-operated fully with the European Commission in its investigations. The European Commission decided on December 20, 2001 that eleven companies infringed Article 81(1) of the EC Treaty and Article 53(1) of the EEA Agreement by participating in a complex of agreements and concerted practices in the sector of carbonless paper from January 1992 until September 1995. A fine of euro 15.12 million was imposed on Sappi, but due to Sappi's co-operation with the Commission, the fine was reduced to zero.

Southern Africa

        In February 1995, the South African Competition Board announced that it was undertaking an investigation under the South African Maintenance and Promotion of Competition Act to determine whether any restrictive practice or monopoly exists in the manufacturing and marketing of paper and paper products in South Africa. The investigation was discontinued in April 1999. As of November 2001, we had not been notified of any new investigation under the new regulatory regime.

        The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. This process is expected to continue for many years. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues. A formal land claim made in respect of a portion of property in Lower Umfolozi, Zululand, has been withdrawn by the claimants and the Restitution of Land Rights Commissioner and will therefore not proceed. We have been notified of three formal Land Claims made in respect of portions of a plantation known as Lothair in the Lothair district, Mpumalanga area, and another made in respect of portions of a property in Sudwala, Mpumalanga. These claims have not been finalised and are still under investigation by the Regional Land Claims Commissioner.

        In November 2001, the South African Competition Commission (which investigates competition complaints) referred a complaint by Papercor CC to the South African Competition Tribunal recommending that the Tribunal find that Sappi Fine Paper South Africa contravened the South African anti-trust legislation in that it had required payment of a contribution towards its legal costs incurred in prior proceedings before the Competition Tribunal between Papercor CC and Sappi Fine Paper South Africa, as a condition to supplying paper products, in respect of which the Commission suggested Sappi Fine Paper South Africa is dominant in the relevant market, to Papercor CC. The Competition Commission also recommended that an administrative fine of 10% of the annual sales of Sappi Fine Paper South Africa from September 1, 1999 until the date on which the Tribunal makes its order be imposed. Sappi took exception to the Commission's complaint contending that it had failed to disclose a cause of action against Sappi. The Tribunal, in its judgement on Sappi's exception handed down on April 17, 2002, upheld Sappi's exception, but gave the Commission leave to amend its pleadings within 10 days. Although the Commission did file their amended pleadings they subsequently withdrew their complaint. However, they have now purported to commence a fresh investigation. Sappi has lodged an appeal with the Competition Appeal Court requesting that this fresh investigation be set aside on the basis that it places Sappi in double jeopardy.

Dividend Policy

        During May 1998, Sappi Limited announced that its Board of Directors had decided that in view of past volatility in the pulp and paper markets, dividends would in the future only be considered on an annual basis.

        Prior to fiscal 2000, it was our policy to declare cash dividends in Rand. It is now our policy to declare cash dividends in US dollars. We declared a dividend (number 79) of 28 US cents for fiscal 2002. South African shareholders will be paid the Rand equivalent of the US dollar denominated declaration.

        The current dividend policy of Sappi Limited is to provide dividend payments which incorporate, over time, real growth for shareholders by providing dividend payments whose cover will vary in line with changes in the business cycle but maintaining a long-term average dividend "cover" of three times. (Dividend cover is calculated by dividing earnings per share by dividends per share. A dividend cover of three times therefore means a dividend pay out ratio of approximately 33% of net income).

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

Significant Changes

        Except as otherwise disclosed in this Annual Report, there has occurred no significant change in our financial position since September 29, 2002.

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

        The table below sets forth, for the periods indicated, the high and low prices and the volume of trading activity in the shares on the JSE, as reported by the JSE, and the high and low prices and the volume of trading activity in the ADSs on the New York Stock Exchange ("NYSE"), as reported by the NYSE.

	Shares			ADSs
	High	Low	Trading Volume	High	Low	Trading Volume
	(SA cents per share)		(in millions)	($ per ADS)		(in millions)
Annual highs and lows
Fiscal 2002	16,200	7,650	181.8	15.00	8.40	48.10
Fiscal 2001	8,700	4,380	240.1	10.37	5.75	51.64
Fiscal 2000	7,000	3,800	160.3	11.75	6.06	34.43
Fiscal 1999	6,450	1,800	134.5	10.44	3.22	3.00
Fiscal 1998	3,800	1,800	84.2	—	—	—
Quarterly highs and lows
2002
First quarter	12,700	7,650	43.3	10,75	8.40	11.80
Second quarter	16,200	11,560	38.7	13.90	10.20	12.46
Third quarter	15,600	12,800	43.3	15.00	12.28	9.84
Fourth quarter	14,600	10,500	56.5	14.30	10.43	14.00
2001
First quarter	5,500	4,380	67.2	7.56	5.75	6.44
Second quarter	7,500	5,100	85.5	9.73	6.75	13.56
Third quarter	8,100	6,310	42.5	10.37	7.92	15.76
Fourth quarter	8,700	6,200	44.5	10.36	7.57	15.88
2000
First quarter	6,450	4,780	43.7	11.31	7.00	11.15
Second quarter	7,000	3,800	45.3	11.75	6.38	9.72
Third quarter	6,000	4,050	30.2	8.63	6.06	8.56
Fourth quarter	6,500	4,900	40.5	8.94	6.81	5.00
Monthly highs and lows
2002
June	15,100	13,720	13.3	15.00	13.45	2.59
July	14,600	11,400	17.0	14.30	11.11	5.74
August	13,500	10,500	21.2	12.50	10.43	5.13
September	13,250	11,200	18.4	12.00	10.80	3.13
October	12,605	10,800	14.4	12.26	10.30	3.84
November	12,210	11,250	10.4	13.04	11.30	2.50

        On December 11, 2002, the closing price for our shares on the JSE was 11,298 SA cents per share and the closing price of the ADSs on the NYSE was $12.83 per ADS.

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

        Prior to our global equity offering, which was completed on November 22, 1999, trading of the ADSs on the NYSE had been sporadic with the volumes traded varying between zero and 231,000 ADSs per day. Since that offering, trading of the ADSs has increased substantially. The ADS price has reached a high of $15.00 and a low of $3.22 since trading commenced. On some days, trading volume in ADSs on the NYSE has exceeded the volume traded on the JSE.

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

        The market capitalisation of South African equity securities was approximately $1,255 billion as at October 31, 2002. The actual float available for public trading is significantly smaller than the aggregate market capitalisation because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalisation at the end of the period), was 63% for the 12 months ended 31 October 2002. Trading is concentrated in a growing, but small number of companies. As of the end of October 2002, there were 488 listed companies on the JSE.

        Following the introduction of the FTSE/JSE free float indices, the FTSE/JSE All Share Index only includes those companies that constitute the top 99% of the market capitalisation of the JSE. The three main sectors in the market are Resources, Financials and Industrials. As of October 31, 2002, the All Share Index included 157 companies. The Financial and Industrial Index and the Resources Index included 135 and 22 companies, respectively, and accounted for approximately 56% and 44%, respectively, of the total market capitalisation of the JSE.

        The JSE settles securities trades electronically through STRATE—Share Transactions Totally Electronic—the central securities depository for the equities market. All trades are downloaded from the JSE SETS automated trading system to the JSE's Broker Deal Accounting (BDA) system, which manages the settlement status of every trade. The BDA system interfaces with STRATE's system which in turn interfaces with those of the custodian banks. The JSE's Settlement Authority monitors all trades from time of execution to settlement to ensure performance.

        Shares may not be traded on the JSE unless they have been demateralized through STRATE. Contractual, rolling settlement has been introduced by the JSE in order to increase the speed, certainty and efficiency of the settlement mechanism and to fall into line with international practices. While settlement on the JSE is currently made five days after each trade (T + 5), the JSE in conjunction with STRATE is exploring with the industry how best to reduce the settlement period further to (T+3) without introducing undue risk.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

        The following description is a summary of various provisions of the Memorandum and Articles of Association of Sappi Limited, the South African Companies Act (the "Companies Act") and the listings requirements of the JSE, which does not purport to be complete and is qualified in its entirety by reference to all of the provisions of those sources.

        Sappi Limited is a public company incorporated in South Africa with registration number 1936/008963/06.

Purpose of the Company

        Paragraph 3 of the Memorandum of Association of Sappi Limited establishes that the purpose of Sappi Limited is to manufacture and sell a wide range of pulp, paper and wood products for use in almost every sphere of economic activity.

Directors

        At every annual general meeting of Sappi Limited, as near as possible to, but not less than one third of the Directors are required to retire from office but are eligible for re-election. The Directors to retire are those who have been longest in office since their last election or, as between Directors who have been in office for an equal length of time since their last election, in the absence of agreement, determined by lot. In addition, the appointment of any Director appointed at or since the last annual general meeting will require to be confirmed at the next annual general meeting, failing which the appointment will cease.

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

  •
  any proposal concerning an offer of shares or debentures or other securities of or by Sappi Limited or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting of these securities;

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

        At the discretion of the Board, there may in each year be paid out of the funds of Sappi Limited to, and divided among, the Directors who have held office during the year in respect of which the remuneration is to be paid, a sum, by way of remuneration for their services as Directors, not exceeding R3 million, which remuneration shall be paid in such proportions as shall be determined by the Directors or a majority of them. The Directors shall be paid all their travelling and other expenses properly and necessarily expended by them in and about the business of Sappi Limited.

        The Directors may exercise all the powers of Sappi Limited to borrow money and to mortgage or charge its undertaking and property or any part thereof and to issue debentures, which may be issued at par, at a discount or at a premium, and other securities. The borrowings will be restricted so as to secure that, except with the previous sanction of an ordinary resolution of Sappi Limited in general meeting, the aggregate principal amount outstanding of all moneys borrowed by Sappi Limited and/or any of its subsidiaries will not at any time exceed an amount equal to 2.5 times shareholders' equity, excluding all taxation and deferred taxation provisions and minority interests, as shown in the consolidated balance sheet.

Disclosure of Interest in Shares

        The Companies Act was recently amended to require disclosure of beneficial ownership interests in the outstanding shares of a company. Pursuant to the Companies Amendment Act Number 37 of 1999, where securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interest in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every three-month period after June 30, 1999, that is, commencing on September 30, 1999, to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and class of securities issued by that issuer held on behalf of each such person. Moreover, an issuer of securities may, by notice in writing, require a person who is a registered shareholder of, or whom the issuer knows or has reasonable cause to believe to have a beneficial interest in a security issued by the issuer, to confirm or deny whether or not such person holds that beneficial interest and, if the security is held for another person, the person to whom the request is made is obliged to disclose to the issuer the identity of the person on whose behalf a security is held. The addressee of the notice may also be required to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. All issuers of securities are obliged to establish and maintain a register of the disclosures described above and to publish in their annual financial statements a list of the persons who hold beneficial interests equal to or in excess of 5% of the total number of securities of that class issued by the issuer together with the extent of those beneficial interests.

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

Dividends

        Sappi Limited in a general meeting or by the Board may, from time to time, declare a dividend to be paid to the registered holders of ordinary shares (the "Shareholders") according to their respective rights and interests in the profits in proportion to the number of ordinary shares held by them. No dividend on ordinary shares may be paid, except out of the profits of Sappi Limited, and no such dividend will bear interest. Dividends may be declared either free of, or subject to, the deduction of income tax and any other tax or duty which may be chargeable. Dividends are declared payable to Shareholders registered as such at a date subsequent to the date of the declaration of the dividend as determined by the Board. This date may not be less than 14 days after the date of the publication of the announcement of the declaration of the dividend.

        Sappi Limited in general meeting may not declare a dividend in excess of the amount recommended by the Board. All unclaimed dividends may be retained by Sappi Limited, invested or otherwise utilised by the Board for the benefit of Sappi Limited until claimed; provided that dividends unclaimed after a period of twelve years may be declared forfeited by the Board. Forfeited dividends revert to Sappi Limited and may be dealt with by the Directors as they deem fit.

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

        It is our policy to declare dividends in US dollars and the Board may at the time of declaring a dividend make such regulations, as they may think fit in regard to the payment in any currency and rate of exchange. For further information on our dividend policy, see "Item 8—Financial Information—Dividend Policy".

        Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the ordinary shares underlying the ADSs, subject to the terms of the Deposit Agreement. Cash dividends will be paid by the Depositary to holders of ADSs in accordance with the Deposit Agreement.

Voting Rights

        Subject to any rights or restrictions attached to any class of ordinary shares, every Shareholder present in person, by authorised representative or by proxy will have, on a show of hands, one vote only and, in the case of a poll, every Shareholder present in person, by authorised representative or by proxy will have one vote for every share held by him.

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

        Notice under the Articles of Association of Sappi Limited must be in writing and must be given or served on any Shareholder or Director, as the case may be, either by delivery, electronic mail, telefacsimile or by sending it through the post, properly addressed, to a Shareholder at his or her address shown in the register of Shareholders. Any notice to Shareholders must simultaneously be given to the secretary or other suitable official of any recognised stock exchange on which the shares of Sappi Limited are listed in accordance with the requirements of that stock exchange. A member may by notice require Sappi Limited to record an address within South Africa, which shall be deemed to be his or her address for the purpose of the service of notices. Every such notice shall be deemed, unless the contrary is proved, to have been received, if it is delivered, on the date on which it is so delivered, if it is sent by post, on the day on which it is posted (and in proving such service it shall be sufficient to prove that the notice was properly addressed and duly posted), if it is sent by electronic mail, on the day it was sent or, if it is sent by telefacsimile, on the day on which it was successfully transmitted.

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

Transfer of Shares

        All ordinary shares are free from any restriction under the Articles of Association on the right to transfer, and may be transferred by instrument in writing in any usual common form or in the form and signed in the manner as the Board may from time to time determine. Pursuant to the dematerialisation of shares in Sappi Limited, each Sappi shareholder will have an account with the Central Securities Depository. Transfer of ownership of shares will be effected by debiting the account from which transfer is effected and crediting the account to which transfer is effected. The transferor will be deemed to remain the holder of the shares until the name of the transferee is entered in the share register of Sappi Limited in respect of these shares. Only shareholders that have handed in their paper share certificates have an account with the Central Securities Depository. Shareholders cannot sell their shares until the shares have been dematerialised. Every instrument of transfer presented for registration must be accompanied by the certificate representing the shares to be transferred and/or such other evidence as Sappi Limited may require to prove the title of the transferor or his right to transfer the shares.

Non-South African Shareholders

        There are no limitations in the Memorandum or Articles of Association or under South African law on the right of non-South African Shareholders to hold or exercise voting rights attaching to any ordinary shares in Sappi Limited.

Changes in Control

        Any person acquiring shares of Sappi will (in addition to any regulatory and legal requirements outside South Africa) need to comply with the following to the extent applicable. Various transactions including, without limitation, those which result in a person or a group of persons acting in concert holding shares entitling the holder or holders to exercise or cause to be exercised 35% or more of the voting rights at meetings of Sappi shareholders will be subject to the Securities Regulation Code on Takeovers and Mergers (the "Code") which is regulated by the Securities Regulation Panel. The Code imposes various obligations in such circumstances including the requirement of an offer to minority shareholders. A transaction will be subject to the approval of the competition authorities under the Competition Act No. 89 of 1998, as amended (the "Competition Act") if it results in the acquisition of "control", as defined in the Competition Act, and otherwise falls within the scope of the Competition Act. The Competition Act prevents a transaction falling within its scope from being implemented without the required approvals. To the extent applicable, the transaction will be subject to the Listings Requirements of the JSE. Depending on the circumstances, approvals of the Exchange Control Department of the South African Reserve Bank and other applicable regulatory authorities may also be required.

Amendment of Memorandum or Articles of Association

        The Memorandum or Articles of Association may only be amended by way of a special resolution passed at a general meeting of shareholders at which at least 25% of the total issued share capital is present or represented and 75% of those present or represented vote in favour of the amendment.

Material Contracts

        On July 11, 2001, Sappi Papier Holding AG as borrower, Sappi International S.A. as guarantor, ABN AMRO Bank N.V., Citibank International plc and JP Morgan plc as lead arrangers, Citibank International plc as agent and various financial institutions as lenders entered into a credit facility whereby the lenders made available to the borrower a multi-currency revolving loan and guarantee facility in a maximum aggregate amount of €562.5 million (A tranche) and a multi-currency term loan facility in a maximum aggregate amount of €337.5 million (B tranche) paid and not further available.

        On June 5, 2002, 6.75% Guaranteed Notes due 2012 and 7.50% Guaranteed Notes due 2032 (the Securities) were offered by Sappi Papier Holding AG (SPH), and were fully and unconditionally guaranteed by Sappi Limited and Sappi International S.A (SISA), a corporation incorporated in Belgium. The interest on the Securities is payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 2002. The 2012 Securities mature on June 15, 2012 and the 2032 Securities mature on June 15, 2032. SPH, Sappi Limited or SISA may redeem the Securities in whole or in part, at SPH's, Sappi Limited's or SISA's option, at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Securities to be redeemed and (ii) a make-whole amount based upon the present values of remaining payments at a rate based upon yields of specified US treasury securities plus 25 basis points, with respect to the 2012 Securities, and 30 basis points, with respect to the 2032 Securities, together with, in each case, accrued interest on the principal amount of the securities to be redeemed to the date of redemption. SPH, Sappi Limited and SISA have agreed to pay certain additional amounts in respect to any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the Securities. SPH, Sappi Limited and SISA have also agreed to observe certain covenants with respect to the Securities and the guarantees including limitations on liens, sale and leaseback transactions and on mergers and consolidations. It is an event of default under each bond indenture if Sappi Limited ceases to own, directly or indirectly, a majority by vote and value of SPH's share capital. The Securities, which are listed on the Luxembourg Stock Exchange were not registered under the United States Securities Act of 1933, as amended or any state securities laws and were offered and sold within the United States only to qualified institutional buyers as defined in Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act.

        On March 18, 2002 an Asset Purchase Agreement was entered into between Potlatch Corporation and Northern Holdings LLC (renamed Sappi Cloquet LLC) (a wholly owned subsidiary of SD Warren), whereby Sappi Cloquet acquired substantially all the assets of Potlatch Corporation's coated fine paper business (including Potlatch's Cloquet, Minnesota pulp and paper mill as well as the brands, order books and working capital of the Cloquet mill and the brands, order books and inventories of Potlatch's Brainerd, Minnesota paper mill) other than Potlatch's Brainerd mill, for an aggregate cash purchase price of $483 million. The Cloquet mill includes a hydroelectric facility that is licensed by the Federal Energy Regulatory Commission and a Fiber Research and Development Centre. In addition, we also acquired the Duluth & Northeastern Railroad Company. The Asset Purchase Agreement contains a number of agreements and indemnification provisions that continue to apply following the closing, including a non-compete covenant agreed to by Potlatch. See "Item 8—Financial Information—Other Financial Information—Legal Proceedings". In connection with the acquisition, we assumed Potlatch's obligations under several long-term cross border leases involving a substantial portion of the assets acquired. We also entered into the intellectual property license agreement as to Potlatch as well other ancillary arrangements.

        For a description of the terms of the Second Deed Amendment to The Sappi Limited Share Incentive Scheme, see note 32 to the Group annual financial statements included elsewhere in this Annual Report.

Exchange Controls

Introduction

        South Africa's exchange control regulations provide for restrictions on the exporting of capital and for various other exchange control matters Transactions between residents of the Common Monetary Area (comprising South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland), on the one hand (including corporations), and non-residents of the Common Monetary Area, on the other hand, are subject to these exchange control regulations which are enforced by the Exchange Control Department of the South African Reserve Bank.

        The present exchange control system in South Africa is used principally to control capital movements. South African companies are generally not permitted to export capital from South Africa or to hold foreign currency without the approval of the South African exchange control authorities. Foreign investment by South African companies is also restricted. In addition, South African companies are generally required to repatriate to South Africa profits of foreign operations and are limited in their ability to utilise profits of one foreign business to finance operations of a different foreign business. As a result, a South African company's ability to raise and deploy capital outside the Common Monetary Area is restricted. The granting of loans from outside South Africa to Sappi Limited or its South African subsidiaries and their ability to borrow from non-resident sources is regulated. Further, where 75% or more of a South African company's capital, assets, earnings, voting securities, voting power, power of control or earnings are directly or indirectly controlled by or vested in non-residents of the Republic of South Africa, the company is designated an "affected person" and certain restrictions are placed on its ability to obtain local financial assistance.

        The South African authorities have expressed a commitment to a phased liberalisation of exchange controls and have relaxed certain exchange controls over recent years.

        Some of the more salient recent changes to the South African exchange control regulations regarding South African corporations are as follows:

  •
  South African corporations wishing to establish new overseas ventures are permitted to transfer offshore up to R500 million to finance approved investments abroad and up to R2 billion to finance approved new investments in member countries of the South African Development Community and in other African countries. However, the approval of the Exchange Control Department of the Reserve Bank is required in advance. In addition, South African corporations may use part of their cash holdings in South Africa to finance up to 10% of the excess cost of approved new investments where the cost of these investments exceeds the aforementioned limits. In order to take advantage of this provision, corporations need the approval of the Exchange Control Department of the South African Reserve Bank. Any additional funds required are to be financed abroad by means of foreign borrowings with consideration being given to such foreign borrowings being raised with recourse to a guarantee from South Africa. This implies that the company's balance sheet may be used in the negotiation of such a facility.

  •
  South African corporations which have previously transferred funds offshore to finance a new and approved investment in member countries of the South African Development Community and in other African countries may, in order to finance new approved expansions of such investment, and with the prior approval of the Exchange Control Department of the South African Reserve Bank, transfer up to an amount equal to the difference between R2 billion and the approved amount of South African Rands initially transferred in financing the original investment.

  •
  South African corporations wishing to invest abroad may apply for permission to use corporate assets or share swaps to finance approved foreign investments.

  •
  With South African Reserve Bank approval, South African corporations are permitted to utilise part of their cash holdings in South Africa to repay up to 10% of their outstanding foreign debt raised to finance approved foreign investment, provided that foreign debt has been outstanding for a minimum period of two years.

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

        For further information, see "Item 5—Operating and Financial Review and Prospects—Other Items—South African Exchange Controls".

Sales of Shares

        Under present South African exchange control regulations, the ordinary shares and ADSs of Sappi Limited are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. In addition, the proceeds from the sale of shares on the JSE Securities Exchange South Africa on behalf of shareholders who are not residents of the Common Monetary Area are freely remittable to such shareholders (other than former residents of South Africa). Share certificates held by non-residents must however be endorsed with the words "non-resident".

Dividends

        There is no restriction under South African exchange control regulations on the free transferability of cash dividends to shareholders or ADR holders who have never been resident in South Africa. Dividends declared to a former resident of South Africa out of capital gains, or out of income earned from normal trading activities prior to the date of emigration, must be placed to the credit of a blocked account with a South African authorised dealer in foreign exchange. Dividends declared out of income earned from normal trading activities subsequent to the date of emigration are however remittable. See "—Taxation" and "Item 8—Financial Information—Dividend Policy".

        Prior to fiscal 2000, it was our policy to declare cash dividends in Rand. It is now our policy to declare cash dividends in US dollars. We declared a dividend (number 79) of 28 US cents for fiscal 2002. South African shareholders will be paid the Rand equivalent of the US dollar denominated declaration. Shareholders on the UK registry will be paid the UK pounds sterling equivalent of the US dollar denominated declaration and ADS holders will be paid in US dollars. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the Deposit Agreement. Subject to exceptions provided in the Deposit Agreement, cash dividends will be paid by the Depositary to holders of ADSs in accordance with the Deposit Agreement. The Depositary will charge holders of ADSs, to the extent applicable, taxes and other governmental charges and specified fees and other expenses, including a fee not in excess of $0.02 per ADS (or portion thereof) for any cash distributions made pursuant to the Deposit Agreement, other than distributions of cash dividends. See "Item 8—Financial Information—Dividend Policy".

        Subject to exceptions relating to former residents of South Africa, shareholders who are not residents of the Common Monetary Area who are in receipt of scrip dividends and who elect to dispose of the relevant shares may remit the proceeds arising from the sale of the relevant shares.

Taxation

        Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Securities under the laws of their country of citizenship, residence or domicile. The discussions that follow for each jurisdiction are based upon the applicable laws and related interpretations in effect as of the filing date of this annual report, all of which laws and interpretations are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively.

South Africa

        The following discussion represents the views of Werksmans, our South African counsel.

General

        The discussion below is based on current legislation. An extensive new Revenue Laws Amendment Bill ("the draft Bill") was recently released in draft form. The promulgation of the draft Bill as legislation may impact on what is stated below.

Basis of Income Taxation

        South Africa has a dual income tax system in terms of which residents are taxed on their worldwide income and non-residents are taxed on their South African source (or deemed source) income. Certain categories of income and activities undertaken outside of South Africa will be exempt from taxation.

        Residence, in the case of natural persons, is established either by being ordinarily resident in South Africa or by satisfying a physical presence test in terms of which they become residents by virtue of them being physically present in South Africa for certain prescribed periods of time. In the case of legal entities, residence is established by virtue of incorporation or formation, or having its place of effective management, in South Africa. International headquarter companies, as defined in the Income Tax Act, 58 of 1962 ("the Tax Act"), are specifically excluded from the definition of resident.

        In principle, foreign dividends received by or accruing to South African residents are subject to foreign dividends tax. In terms of the Tax Act, a foreign dividend will include a dividend received by or which accrued to any person from any company which is either a foreign entity (meaning a person other than a natural person or trust, which is (a) not a resident, or (b) which is a resident but is not being treated as a resident as a result of the application of a double taxation treaty), or from a company which is a resident to the extent that the dividend is declared from profits derived by such company before such company became a resident. There are certain exemptions from foreign dividends tax including:

  •
  foreign dividends declared by a company listed on a stock exchange licensed in South Africa to a shareholder who, together with connected persons of such resident, holds less than 10% of the equity share capital of the listed company if more than 10% of the equity share capital of the listed company at the time of declaration is held by South African residents;

  •
  foreign dividends declared by a company to a South African resident holding a "qualifying interest" in that company to the extent that the profits from which the dividend is declared are or will be subject to tax in a designated country at a statutory rate of at least 27%, or in the case of any capital gains of that company, at a statutory rate of at least 13.5%, (after taking account of the application of any relevant double taxation agreement) without any right of recovery by any person other than a right to carry over losses. A "qualifying interest" is any direct interest of at least 10% in the equity share capital of a company ("company 1") and any indirect interest of at least 10% held by company 1 in the equity share capital of any other company ("company 2") and any indirect interest of at least 10% held by company 2 in the equity share capital of any other company, etc. As long as the chain of 10% equity shareholding continues, the qualifying interest requirement would be met. The United States is one of the designated countries;

  •
  foreign dividends declared by a company, who will be regarded as a controlled foreign entity for the purposes of the Tax Act (essentially a company in which residents hold more than 50% of the participation or voting rights) if the profits from which the dividend is distributed relate to any amount of income of such company that has been imputed to the resident's income and taxed in the hands of the resident terms of the controlled foreign entity provisions; and

  •
  foreign dividends declared by a company out of profits which arose from dividends declared to such company by a South African resident company.

        South African residents, who are natural persons, earning interest and dividends from foreign sources are allowed an exemption on the first R1 000 of such income (the exemption is firstly to be applied to foreign dividends and only if they do not exceed R1 000, the excess is to be applied to foreign interest).

Withholding Tax on Dividends

        Sappi Limited will not be obliged to withhold any form of non-resident shareholders' tax on dividends paid to non-residents of South Africa. However, any future decision to re-impose a withholding tax on dividends declared by South African residents to non-resident shareholders is generally permissible under the terms of a reciprocal tax treaty entered into between South Africa and the United States (the "Treaty"); provided that the Treaty generally limits the withholding tax to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends and to 15% of the gross amount of the dividends in all other cases.

Income Tax and Capital Gains Tax

        Profits derived from the sale of shares in a South African company will generally only be subject to income tax (at a corporate rate of 30% and a maximum individual rate of 40% based on a sliding scale) in South Africa if the seller carries on business in South Africa as a share dealer, and the profits are realised in the ordinary course of that business.

        Capital Gains Tax was introduced with effect from October 1, 2001 and has been introduced in the Income Tax Act 58 of 1962 by way of the incorporation of Schedule 8 therein ("Schedule 8"). Under Schedule 8, all natural persons, legal persons and trusts resident in South Africa would be liable to pay capital gains tax on the disposal of an asset. The definition of an asset is very wide and includes assets that are movable, immovable, corporeal or incorporeal but excludes certain limited items which are specifically excluded from the definition of an asset. Non-residents of South Africa will not be subject to capital gains tax except in respect of immovable property situated in South Africa or any interest or right in such immovable property and any assets of his/its permanent establishment through which a trade is being carried on in South Africa. Profits derived from the sale of South African shares held by non-residents as long-term investments will not be subject to capital gains tax in South Africa, provided that such shares are not an asset of the foreign investor's permanent establishment in South Africa, and that the foreign shareholder holds less than 20% in the company and less than 80% of the net asset value of such company is attributable to immovable property situated in South Africa. An ADS will be regarded as a share for the purpose of Capital Gains Tax in South Africa. The Treaty only permits the imposition of South African tax on capital gains of a United States resident seller from the sale of shares where such shares form part of the business property of a permanent establishment which the seller has in South Africa or pertain to a fixed base available to the seller in South Africa for the purpose of performing independent personal services. Companies will be liable to normal tax on 50% of the net capital gain. At the current corporate tax rate of 30%, the effective tax rate on net capital gains will therefore be 15%.

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

Secondary Tax on Companies ("STC")

        This tax is paid by companies at the flat rate of 12.5% in respect of the amount of dividends declared by the company less all dividends which accrue to the company (but subject to certain exclusions) during its relevant "dividend cycle". "Dividend cycle" means the period commencing on the date following the date of accrual to a company's shareholders of the last dividend declared by that company and ending on the date on which the dividend in question accrues to the shareholder concerned. When a company derives profits from sources within and outside South Africa, STC on dividends declared by that company is calculated on the amount which bears to the net amount of the dividend, the same ratio as the sum of the net annual profits derived from—

  •
  South African sources or deemed South African sources;

  •
  foreign sources which are not exempt from tax by virtue of them being subject to tax at certain prescribed rates (27% in respect of non-capital gains and 13.5% in respect of capital gains) in designated countries; and

  •
  bears to its total net annual profits from all sources (which net annual profits exclude profits earned by way of dividends, other than taxable foreign dividends). An excess of dividends accruing to a company over dividends paid may be carried forward to subsequent dividend cycles as a STC credit.

        The imposition of STC effectively means that a dual corporate tax system exists in South Africa comprising a normal income tax and STC. Liability for STC is determined independently from normal income tax. Accordingly, a company without a normal tax liability may have a liability for STC, and vice versa, and may be liable for both normal tax and STC. Capitalisation shares awarded to shareholders as part of the equity share capital of a company by transferring reserves or undistributed profits to the company's equity share capital do not incur STC and it has become common practice for listed South African companies to offer capitalisation shares forming part of the equity share capital of a company in lieu of cash dividends. The capitalization shares must carry the right to participate to an unlimited extent in the dividends or capital of the company in order to constitute equity share capital. However, any amount transferred from reserves (excluding any share premium account) or undistributed profits to the equity share capital of a company is, in principle, deemed to be profits available for distribution to shareholders and may constitute a dividend (ie be subject to STC) on a subsequent partial reduction or redemption of capital, or upon reconstruction or liquidation of the company. Capitalisation shares which do not qualify as equity shares and are awarded by a transfer of reserves or undistributed profits (other than the share premium account) are regarded as dividends and, as such, attract STC. Taxable foreign dividends (as well as foreign dividends exempt by virtue of the underlying profits being imputed to the shareholder in terms of the controlled foreign entity legislation) no longer serve to reduce a company's STC liability.

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

        If you are not a US holder, you are a "Non-US holder" and the discussion below titled "-US Federal Income Tax Consequences to Non-US Holders" will apply to you.

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

        Distributions on the ordinary shares and ADSs are expected to be made by Sappi Limited in US dollars, to the extent necessary. In the event that distributions on the ordinary shares and ADSs are made by Sappi Limited in Rand, any dividends paid in Rand generally will be includible in your gross income in a US dollar amount calculated by reference to the exchange rate in effect on the day you, in the case of ordinary shares, or the Depositary, in the case of ADSs, receive the dividend. It is anticipated that the Depositary will, in the ordinary course, convert Rand received by it as distributions on the ADSs into US dollars. To the extent that the Depositary does not convert the Rand into US dollars at the time that you are required to take the distribution into your gross income for US Federal income tax purposes, you may recognise foreign exchange gain or loss, taxable as ordinary income or loss, on the later conversion of the Rand into US dollars. The gain or loss recognised will generally be based upon the difference between the exchange rate in effect when the Rand are actually converted and the "spot" exchange rate in effect at the time the distribution is taken into account.

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

  •
  the US dollar value of the amount realised on such sale or other taxable disposition; and

  •
  your adjusted tax basis in such ordinary shares or ADSs;

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

US Federal Income Tax Consequences to Non-US Holders

        Distributions.    If you are a Non-US holder, you generally will not be subject to US Federal income tax on distributions made on our ordinary shares or ADSs unless:

  •
  you conduct a trade or business in the United States; and

  •
  the dividends are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to US Federal income tax on a net income basis in respect of income from our ordinary shares or ADSs, as applicable, such dividends are attributable to a permanent establishment that you maintain in the United States).

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

  •
  your gain is attributable to an office or other fixed place of business that you maintain in the United States; or

  •
  you have a tax home in the United States.

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

Backup Withholding and Information Reporting

        Payments and sale proceeds in respect of our ordinary shares or ADSs, as applicable that are made in the United States or by a US related financial intermediary may be subject to US information reporting rules. You will not be subject to "backup" withholding of US Federal income tax provided that:

  •
  you are a corporation or other exempt recipient; or

  •
  you provide a taxpayer identification number (which, in the case of an individual, is his or her social security number) and meet other information reporting and certification requirements.

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

  •
  foreign exchange rates, generating translation and transaction gains and losses;

  •
  credit risk; and

  •
  commodity prices, affecting the cost of products.

        For a detailed description of interest rate risk, currency risk, credit risk, interest bearing debt, interest rate derivatives, fair values and foreign currency exchange, see note 33 to our Group annual financial statements included elsewhere in this Annual Report.

Commodity Price Risk

        The selling prices of the majority of products manufactured and purchase prices of many raw materials used generally fluctuate in line with commodity cycles. Prices of dissolving pulp generally follow those of paper pulp, although the cycle is generally less volatile. As a result, the sale of dissolving pulp also tends to act as a natural hedge for paper pulp. Our total pulp production capacity is over 100% of our total pulp requirements. However, there are differences between the types of pulp required in our paper making operations and the grades of pulp we produce, as well as regional differences. We are therefore a buyer as well as a seller of paper pulp. Other than maintaining a high level of pulp integration, no hedging techniques are applied. For a description of our level of pulp integration, see "Item 4—Information on the Company—The Pulp and Paper Industry—Pulp", "Item 4—Information on the Company—Business Overview—Sappi Fine Paper", "Item 4—Information on the Company—Business Overview—Supply Requirements" and "Item 5—Operating and Financial Review and Prospects—Operating Results—Markets". Despite our present relatively high level of pulp integration on a Group-wide basis, in the event of significant increases in the prices of pulp integration on a Group-wide basis, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

        As of a date (the "Evaluation Date") within 90 days prior to the date of this report, Sappi conducted an evaluation, (under the supervision and with the participation of its management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, Sappi's chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by Sappi in reports it files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

        Since the last evaluation by Sappi's management of Sappi's internal controls, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls.

ITEM 16. [Reserved]

PART III

ITEM 17. FINANCIAL STATEMENTS

        Sappi Limited is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

        The following Group annual financial statements and schedules are filed as part of this Annual Report, together with the Report of the Independent Auditors:

Group Annual Financial Statements of Sappi Limited
Report of the Independent Auditors to the Board of Directors and Shareholders of Sappi Limited
Group Income Statement for the years ended September 2002, 2001 and 2000
Group Balance Sheet at September 2002 and 2001
Group Cash Flow Statement for the years ended September 2002, 2001 and 2000
Group Statement of Changes in Shareholders' Equity for the years ended September 2002, 2001 and 2000
Notes to the Group Annual Financial Statements
Group Annual Financial Statement Schedule
Schedule II—Valuation and Qualifying Accounts

        All other schedules are omitted because they are not applicable or because the required information is contained in the Group annual financial statements or notes thereto.

ITEM 19. EXHIBITS

1.1	Memorandum and Articles of Association of Sappi Limited, as amended and restated on March 4, 1999, incorporated by reference to Exhibit 1.1 to the 1998 Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on March 29, 1999.
1.2	Special Resolution of Sappi Limited dated March 2, 2000 pursuant to the South African Companies Act effecting certain amendments to the Articles of Association of Sappi Limited, incorporated by reference to Exhibit 1.1 to the 1999 Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on March 23, 2000.
2.1	Specimen Ordinary Share Certificate, incorporated by reference to Exhibit 2.1 to the Registration Statement on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on October 22, 1998.
2.2	Amended and Restated Deposit Agreement among Sappi Limited, The Bank of New York, as depositary, and the Owners from time to time of American Depositary Receipts dated October 26, 1999.
2.3	Form of American Depositary Receipt (included in Exhibit 2.2).
2.4	Supplemental Shareholders' Agreement dated November 19, 1999, between Buhrmann NV, Buhrmann International BV and Sappi Limited, incorporated by reference to Exhibit 4.1 to the 1999 Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on March 23, 2000.
2.5	Amendment Agreement dated June 30, 2000, between Buhrmann NV, Leykam-Mürztaler Papier und Zellstoff AG (now named Sappi Papier Holding AG) and Sappi Limited, to the Supplemental Agreement Relating to the Sale and Purchase of Shares in KNP Leykam Holding SA and Leykam-Mürztaler Papier und Zellstoff AG of November 15, 1997, incorporated by reference to Exhibit 2.1 to the 2000 Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on January 19, 2001.
2.6	Long-term debt instruments not exceeding 10% of our total assets. Sappi Limited undertakes to provide the Securities and Exchange Commission with copies upon request.
4.1	Sappi Limited Share Incentive Scheme, incorporated by reference to Exhibit 3.12 to the Registration Statement on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on October 22, 1998.
4.2	Form of Deed of Amendment to The Sappi Limited Share Incentive Scheme dated January 19, 1998 between Sappi Limited, David Charles Brink and Thomas Louw de Beer, incorporated by reference to Exhibit 2.1 to the 1999 Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on March 23, 2000.
4.3	Second Deed of Amendment to The Sappi Limited Share Incentive Scheme dated March 2, 2000 between Sappi Limited, David Charles Brink and Thomas Louw de Beer, incorporated by reference to Exhibit 2.2 to the 1999 Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on March 23, 2000.
4.4	Agreement among KNP Leykam Zellstoff GmbH, Norske Skog Bruck GmbH, Patria Papier und Zellstoff AG and Zellstoff Pöls AG dated December 17, 1996, incorporated by reference to Exhibit 3.13 to the Registration Statement on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on October 22, 1998.
4.5	Merchanting Agreement between N.V. Koninklijke KNP BT (now Buhrmann NV) and Sappi Limited dated December 31, 1997, incorporated by reference to Exhibit 3.14 to the Registration Statement on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on October 22, 1998.

4.6	Agreement for the Supply of Woodpulp among Speciality Pulp Trading Company Limited, Woodcourt Supplies Limited, Sappi Saiccor (Proprietary) Limited and Courtaulds plc dated March 9, 1998, incorporated by reference to Exhibit 3.15 to the Registration Statement on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on October 22, 1998.
4.7	Contract of Sale between the South African Forestry Company Limited (SAFCOL) and Sappi Manufacturing (Pty) Limited dated May 12, 1995, incorporated by reference to Exhibit 3.16 to the Registration Statement on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on October 22, 1998.
4.8	Credit Facility, dated July 11, 2001, among Sappi Papier Holding AG as borrower, Sappi International S.A. as guarantor, ABN AMRO Bank N.V., Citibank International plc and JP Morgan plc as lead arrangers, Citibank International plc as agent and various financial institutions as lenders, incorporated by reference to Exhibit 4.8 to the Registration Statement on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 27, 2002.
4.9	Asset Purchase Agreement between Potlatch Corporation and Northern Holdings LLC (renamed Sappi Cloquet LLC) dated March 18, 2001.
6.1	Computation of Earnings Per Share, incorporated by reference to note 8 of the notes to the Group annual financial statements included elsewhere in this Annual Report.
7.1	An explanation of other ratios used in this Annual Report, incorporated by reference to Exhibit 7.1 to the Registration Statement on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 27, 2002.
8.1	List of significant subsidiaries, incorporated by reference to "Item 4—Information on the Company—Organisational Structure" included elsewhere in this Annual Report.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

SAPPI LIMITED
Date: December 30, 2002	By:	/s/ DONALD WILSON Donald Wilson Executive Director—Finance

Certification Pursuant To
Section 302 of The Sarbanes-Oxley Act of 2002

I, Eugene van As, certify that:

1.
I have reviewed this annual report on Form 20-F of Sappi Limited;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the Audit Committee of registrant's Board of Directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarise and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATE: DECEMBER 30, 2002	By:	/s/ EUGENE VAN AS Eugene van As Executive Chairman

Certification Pursuant To
Section 302 of The Sarbanes-Oxley Act of 2002

I, Donald Wilson, certify that:

1.
I have reviewed this annual report on Form 20-F of Sappi Limited;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the Audit Committee of registrant's Board of Directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarise and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 30, 2002	By:	/s/ DONALD WILSON Donald Wilson Executive Director—Finance

SAPPI

REPORT OF THE INDEPENDENT AUDITORS
TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF SAPPI LIMITED

        We have audited the accompanying consolidated balance sheets of Sappi Limited and subsidiaries as at September 2002 and 2001, and the related consolidated income statements, cash flow statements and statements of changes in shareholders' equity for the years ended September 2002, 2001 and 2000. Our audit also included the financial statement schedule attached to the consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

SCOPE

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes:

  •
  examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;

  •
  assessing the accounting principles used and significant estimates made by management; and

  •
  evaluating the overall financial statement presentation.

        We believe that our audits provides a reasonable basis for our opinion.

AUDIT OPINION

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Sappi Limited and subsidiaries at September 2002 and 2001 and the results of their operations and cash flows for the years ended September 2002, 2001 and 2000 in conformity with accounting principles generally accepted in South Africa. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements take as a whole, presents fairly in all material respects the information set forth therein.

        Accounting principles generally accepted in South Africa differ in certain respects from accounting principles generally accepted in the United States of America. A description of the differences and the effects of those differences are set out in note 38 to the consolidated financial statements.

Deloitte & Touche
Registered Accountants & Auditors
Chartered Accountants
Johannesburg, South Africa
December 30, 2002

SAPPI

GROUP INCOME STATEMENT

for the year ended September 2002

	note	2002	2001	2000
		(US$ million)
Sales		3,729	4,184	4,718
Cost of sales		3,008	3,375	3,650

Gross profit		721	809	1,068
Selling, general and administrative expenses	3	332	363	396

Operating profit	4	389	446	672
Non-trading loss	5	17	207	2
Net finance costs	6	74	92	97

Profit before taxation		298	147	573
Taxation	7	78	9	197

Profit after taxation		220	138	376
Income attributable to minority interests		—	—	13

Net profit for the year		220	138	363

Weighted average number of ordinary shares in issue (millions)		230.2	232.8	236.9
Basic earnings per share (US cents)	8	95	59	153
Diluted earnings per share (US cents)	8	94	59	151
Dividends per share (US cents)—declared after year end		28	26	25

SAPPI

GROUP BALANCE SHEET

at September 2002

	note	2002	2001
		(US$ million)
Assets
Non-current assets		3,639	3,344
Property, plant and equipment	9	3,189	2,890
Plantations		298	324
Deferred taxation	10	6	4
Other non-current assets	11	146	126
Current assets		1,002	1,160
Cash and cash equivalents		161	445
Trade and other receivables	12	320	202
Inventories	13	521	513

Total assets		4,641	4,504

Equity and liabilities
Shareholders' equity		1,601	1,503
Ordinary share capital and share premium	14	1,854	1,854
Non-distributable reserves	15	(1,057)	(1,005)
Distributable reserves		804	654
Minority interest		2	3
Non-current liabilities		2,110	1,638
Interest-bearing borrowings	16	1,455	1,012
Deferred taxation	10	399	385
Other non-current liabilities	17	256	241
Current liabilities		928	1,360
Interest-bearing borrowings	16	120	489
Overdraft		5	70
Trade and other payables		709	672
Taxation payable		48	48
Provisions	18	46	81

Total equity and liabilities		4,641	4,504

SAPPI

GROUP CASH FLOW STATEMENT

for the year ended September 2002

	note	2002	2001	2000
		US$ million
Cash retained from operating activities		450	543	789
Cash generated from operations	19	744	771	1,048
—(Increase) decrease in working capital	20	(42)	51	(61)

Cash generated from operating activities		702	822	987
—Finance costs paid		(126)	(156)	(182)
—Interest income		23	31	38
—Taxation paid	21	(89)	(94)	(12)

Cash available from operating activities		510	603	831
—Dividends paid	22	(60)	(60)	(42)
Cash utilised in investing activities		(701)	(303)	(68)
Investment to maintain operations		(123)	(166)	24
—Replacement of non-current assets	23	(110)	(182)	(161)
—Proceeds on disposal of non-current assets	24	3	2	37
—Proceeds on disposal of businesses	25	—	2	57
—(Increase) decrease in investments and loans		(16)	12	91
Investment to expand operations		(578)	(137)	(92)
—Additions of non-current assets		(95)	(137)	(92)
—Acquisition of net assets	26	(483)	—	—
Cash effects of financing activities		(29)	(90)	(564)
Proceeds from interest-bearing borrowings		831	402	1,023
Repayment of interest-bearing borrowings		(769)	(380)	(1,510)
Decrease in other non-current liabilities		(14)	(8)	(38)
Redemption of minority interests		—	(1)	(126)
(Share buybacks) 2000: proceeds of issuance of ordinary shares		(12)	(94)	114
Decrease in bank overdrafts		(65)	(9)	(27)

Net movement in cash and cash equivalents		(280)	150	157
Cash and cash equivalents at beginning of year		445	294	164
Translation effects		(4)	1	(27)

Cash and cash equivalents at end of year		161	445	294

This Cash Flow Statement is prepared in conformity with IAS 7.
Note: Cash interest paid		122	153	213

SAPPI

GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for the year ended September 2002

	Number of ordinary shares	Ordinary share capital	Share premium	Ordinary share capital and share premium	Non-distributable reserves	Distributable reserves	Total
	(US$ million)
Balance—September 1999	224.6	103	1,720	1,823	(654)	267	1,436
Net profit for the year	—	—	—	—	—	363	363
Transfer from distributable reserves	—	—	—	—	1	(1)	—
Foreign currency translation reserve	—	—	—	—	(248)	—	(248)
Dividends—US$ 0.19 per share *	—	—	—	—	—	(45)	(45)
Issuance of ordinary shares	14.5	2	112	114	—	—	114
Goodwill written off to equity	—	—	—	—	7	(9)	(2)

Balance—September 2000	239.1	105	1,832	1,937	(894)	575	1,618
Net profit for the year	—	—	—	—	—	138	138
Transfer from distributable reserves	—	—	—	—	7	(7)	—
Foreign currency translation reserve	—	—	—	—	(118)	—	(118)
Gain on revaluation of derivative instruments	—	—	—	—	—	8	8
Dividends—US$ 0.25 per share *	—	—	—	—	—	(60)	(60)
Share buybacks less transfers to Share Purchase Trust	(9.6)	(1)	(82)	(83)	—	—	(83)

Balance—September 2001	229.5	104	1,750	1,854	(1,005)	654	1,503
Net profit for the year	—	—	—	—	—	220	220
Transfer from distributable reserves	—	—	—	—	10	(10)	—
Foreign currency translation reserve	—	—	—	—	(62)	—	(62)
Gain on revaluation of derivative instruments	—	—	—	—	—	8	8
Loss on revaluation of derivative instruments	—	—	—	—	—	(5)	(5)
Dividends—US $0.26 per share *	—	—	—	—	—	(60)	(60)
Share buybacks less transfers to Share Purchase Trust	0.7	—	—	—	—	(3)	(3)

Balance—September 2002	230.2	104	1,750	1,854	(1,057)	804	1,601

Note reference:				14	15

*
This dividend relates to the previous financial year's earnings but was declared subsequent to year end.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS

for the year ended September 2002

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

2.    ACCOUNTING POLICIES

Basis of preparation

        These financial statements have been prepared in conformity with South African Statements of Generally Accepted Accounting Practice (SA GAAP). (Refer to note 38 for a summary of the material differences between SA GAAP and United States Generally Accepted Accounting Principles). The principal accounting policies of the Group have been applied consistently with the previous year.

        The Group reports in US Dollars to facilitate a better understanding of its results, since the majority of its sales are in US Dollars and the US Dollar is the major currency of the paper and pulp industry. Sappi Limited, the holding company, reports in South African Rands.

Critical accounting policies and estimates

        The preparation of financial statements in conformity with generally accepted accounting practice requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial techniques. The Group constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate. Historically, actual results have not significantly deviated from those determined using the estimates described above. The Group believes that the following accounting policies are critical due to the degree of estimation required.

        Post employment benefits.    The Group accounts for its pension benefits and its other post retirement benefits using actuarial models. These models use an attribution approach that generally spreads individual events over the service lives of the employees in the plan. Examples of "events" are plan amendments and changes in actuarial assumptions such as discount rate, expected long-term rate of return on plan assets, and rate of compensation increases. The principle underlying the required attribution approach is that employees render service over their service lives on a relatively consistent basis and, therefore, the income statement effects of pension benefits or post retirement healthcare benefits are earned in, and should be expensed in the same pattern.

        Numerous estimates and assumptions are required, in the actuarial models, to determine the proper amount of pension and other post retirement liabilities to record in the Group's consolidated financial statements. These include discount rate, return on assets, salary increases, health care cost trends, longevity and service lives of employees. Although there is authoritative guidance on how to select these assumptions, our management and its actuaries exercise some degree of judgement when selecting these assumptions. Selecting different assumptions, as well as actual versus expected results, would change the net periodic benefit cost and funded status of the benefit plans recognised in the financial statements.

        The impact on the future financial results of the Group in relation to post employment benefits is dependent on economic conditions, employee demographics and investment performance.

        Asset impairments.    The Group periodically evaluates its long-lived assets for impairment, including identifiable intangibles and goodwill, whenever events or changes in circumstance indicate that the carrying amount of the asset may not be recoverable. Our judgements regarding the existence of impairment indicators are based on market conditions and operational performance of the business. Future events could cause management to conclude that impairment indicators exist.

        In order to assess if there is any impairment, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the carrying amount exceeds the recoverable amount (being the greater of the discounted expected future cash flows and the net selling price of the asset) of the asset, we will recognise an impairment loss for the difference. Considerable management judgement is necessary to estimate discounted future cash flows. Accordingly, actual outcomes could vary significantly from such estimates. Factors such as changes in the planned use of buildings, machinery or equipment or closing of facilities or lower than anticipated sales for products could result in shortened useful lives or impairment. These changes can have either a positive or negative impact on our estimates of impairment and can result in additional charges. In addition, further changes in the economic and business environment can impact our original and ongoing assessments of potential impairment.

        Plantations.    We state our plantations at the lower of cost less depletions and realisable value. Cost includes all expenditure incurred on acquisition, forestry development, establishment and maintenance of plantations, and finance charges. Depletions include the cost of timber felled, including finance charges, which is determined on the average method, plus amounts written off standing timber to cover loss or damage caused, for example, by fire, disease and stunted growth. Assumptions and estimates are used in the recording of plantation cost and depletion. Changes in the assumptions or estimates used in these calculations may affect the Group's results, in particular, plantation and depletion costs. The South African Accounting Practices Board issued a new statement AC 137 Agriculture in November 2001. This statement becomes operative for annual financial statements covering periods beginning on or after 1 January 2003. The objective of this statement is to prescribe the accounting treatment, financial statement presentation and disclosures related to agricultural activity. The Group will adopt AC 137 when it becomes effective and is currently evaluating the effects of the statement.

        Deferred taxation.    The Group estimates its income taxes in each of the jurisdictions in which it operates. This process involves estimating its current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. The Group then assesses the likelihood that the deferred tax assets will be recovered from future taxable income, and, to the extent recovery is not likely, a valuation allowance is established. Management's judgement is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. Where management believes that it is more likely than not that the deferred tax assets will be realised through the recognition of future taxable income, deferred tax assets have been recognised. Although the deferred tax assets for which valuation allowances have not been provided are considered realisable, actual amounts could be reduced if future taxable income is not achieved. This can materially affect our reported net income and financial position.

        Hedge accounting for financial instruments.    We use derivative instruments in the normal course of business to manage our exposure to fluctuations in interest and foreign currency rates. Derivative instruments may be designated as hedges of the exposure to variability in cash flows attributable to a forecasted transaction. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders' equity and the ineffective portion is recognised in income. The gains or losses, which are recognised directly in shareholders' equity, are transferred to income in the same period in which the hedged transaction affects income. The designation of a derivative instrument as a cash flow hedge in this manner can materially affect our reported net income.

        Provisions.    Provisions are recorded when the Group has a present legal or constructive obligation as a result of past events, for which is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation. Where the effect of discounting is material, provisions are discounted. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

        The establishment of the provisions requires significant judgement by management related to the amounts to be recorded and the likelihood of future payment. If the amounts vary from these initial provisions the provisions may be revised materially, up or down, based on the facts.

Principal accounting policies

        The principal accounting policies followed by the Group, which have been consistently applied, are summarised as follows:

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

Investment in associates

        An associate is an enterprise in which the Group has a long-term investment in the equity capital and has the power to exercise significant influence over the financial and operating policies of the enterprise.

        The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. The share of the associates' retained income is determined from their latest audited financial statements. The carrying amount of such investments is reduced to recognise any impairment in the value of individual investments. Where a group enterprise transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

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

Fiscal year

        The Group's financial years end on the Sunday closest to the last day of September. Until September 2000, the financial year end was the closest Wednesday. These financial years ended on 29 September 2002 ("year ended September 2002"), 30 September 2001 ("year ended September 2001") and 27 September 2000 ("year ended September 2000").

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

        Depreciation is calculated on a straight-line basis over the effective useful lives of the assets. No depreciation is provided on land. The effective useful lives of the major categories of property, plant and equipment are:

Production buildings	10 - 45 years
Other buildings	9 - 45 years
Plant—pulp and paper mill equipment, major items	10 - 20 years
—other	5 - 15 years
Motor vehicles	4 - 5 years
Office equipment	3 - 10 years

Leased assets

        Property, plant and equipment acquired under finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments.

        Capitalised leased assets are depreciated on a straight-line basis over the lesser of the lease term and the effective useful life of the asset.

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

        Depletions include the cost of timber felled, including finance charges plus amounts written off standing timber to cover loss or damage caused, for example, by fire, disease and stunted growth.

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

        All other borrowing costs are recognised in net profit or loss in the period in which they are incurred.

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

Share repurchases

        Shares repurchased by the Company are cancelled. Shares held by subsidiaries are treated as treasury shares and are presented as a reduction of equity. Gains or losses on disposals of treasury shares are accounted for directly in equity.

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

        A deferred tax asset is recognised to the extent that it is probable (more likely than not) that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

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

  —
  Assets and liabilities at rates of exchange ruling at balance sheet date.

  —
  Income, expenditure and cash flow items at average rates.

        Differences arising from the translation of the opening net investment at the rates ruling at balance sheet date and income and expenditure at average rates are taken directly to reserves.

        The Group used the following exchange rates for financial reporting purposes:

	Rate at
Selected currencies	September 2002	September 2001
ZAR to one US$	10.5400	8.9386
GBP to one US$	0.6427	0.6796
EUR to one US$	1.0216	1.0909
	Average annual rate
	September 2002	September 2001	September 2000
ZAR to one US$	10.5393	7.9574	6.5472
GBP to one US$	0.6800	0.6945	0.6371
EUR to one US$	1.0884	1.1293	1.0288

Environmental expenditures and liabilities

        Environmental expenditures that pertain to current operations or relate to future revenues are expensed or capitalised consistent with the Group's capitalisation policy. Expenditures that result from the remediation of an existing condition caused by past operations, and do not contribute to current or future revenues, are expensed. Environmental accruals are recorded based on current interpretation of environmental laws and regulations when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Amounts accrued do not include third-party recoveries. Liabilities are recognised for remedial activities when the clean-up is probable and the cost can be reasonably estimated. All available information is considered including the results of remedial investigation/feasibility studies ("RI/FS"). In evaluating any disposal site environmental exposure, an assessment is made of the Group's potential share of the remediation costs by reference to the known or estimated volume of the Group's waste that was sent to the site and the range of costs to treat similar waste at other sites if a RI/FS is not available.

Revenue recognition

        Revenue is the net sales value of all products sold to third parties after the deduction of rebates (trade discounts) and customer returns (generally relates to damaged goods, incorrect product specifications and quality issues); and excludes value added tax.

        Revenue is recognised when risks and rewards of ownership have been transferred to the customer, costs can be measured reliably and receipt of the future economic benefits is probable. Transfers of risks and rewards vary depending on the individual terms of the contract of sale. For the majority of domestic and regional shipments, transfer occurs at point of offloading the shipment into the customer warehouse. Whereas, for the majority of overseas shipments transfer occurs at point of loading the deep sea vessel.

        Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

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

Investments

        Listed investments are carried at market value, which is calculated by reference to stock exchange quoted selling prices at the close of business on the balance sheet date. Other investments are measured at fair value.

Trade and other receivables

        Trade and other receivables originated by the Group are stated at cost less provision for doubtful debts.

Cash and cash equivalents

        Cash and cash equivalents approximate fair value due to the short-term nature of these instruments, based on the relevant exchange rates at balance sheet date.

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

Employee benefits

Post employment benefits—pensions

        The policy of the Group is to provide retirement benefits for its employees. The Group's contributions to defined contribution plans in respect of service during a particular period are recognised as an expense in that period. The current service cost in respect of defined benefit plans is recognised as an expense in the current period. Experience adjustments, the effects of changes in actuarial assumptions and plan amendments in respect of existing employees in defined benefit plans are recognised as an expense or income over the expected remaining working lives of those employees where the cumulative amount exceeds 10% of the greater of the fair value of the plan assets and the present value of the defined benefit obligation. Past service costs are recognised over the vesting period of those benefits. The effects of plan amendments in respect of retired employees in defined benefit plans are measured at the present value of the effect of the amendments and recognised as an expense or income. An asset is only recognised to the extent that the Group is able to get a refund or contribution holiday.

Post employment benefits—medical

        The estimated cost of retiree health care and life insurance benefit plans is accrued during the participants' actual service periods up to the dates they become eligible for full benefits. Experience adjustments, the effects of changes in actuarial assumptions and plan amendments in respect of existing employees are treated in a similar manner as described in the preceding paragraph.

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

Non-trading income or loss

        The Group's policy is to show separately, as other non-trading income or loss, certain items that are of such size, nature or incidence that their separate disclosure is relevant to explain the Group's performance and to make comparisons of operating margins more meaningful.

Segment reporting

        The primary business segments are Sappi Fine Paper and Sappi Forest Products. On a secondary segment basis, significant geographic regions have been identified. The basis of segment reporting is representative of the internal structure used for management reporting.

Comparative figures

        Comparative figures have been regrouped or reclassed where necessary to give a more appropriate comparison. There has been no impact on previously reported net income or shareholders' equity.

3.    SELLING, GENERAL AND ADMINISTRATION EXPENSES

	2002	2001	2000
	(US$ million)
Selling expenses	190	181	201
Administration expenses	139	167	167
Other general expenses	3	15	28

	332	363	396

4.    OPERATING PROFIT

        Operating profit is arrived at after taking into account the items detailed below:

	2002	2001	2000
	(US$ million)
Leasing charges for premises	13	15	15
Leasing charges for plant and equipment on operating leases	39	41	42
Remuneration paid other than to bona fide employees of the Group in respect of:	21	48	46
—technical services	6	22	20
—administration services	15	26	26
Auditors' remuneration:	6	5	5
—fees for audit	3	3	3
—fees for other services	3	2	2
Research and development costs	20	20	22
Employee costs	692	707	769

5.    NON-TRADING LOSS

	2002	2001	2000
	(US$ million)
Profit on sale of business	—	(2)	(21)
Loss (profit) on sale of property, plant and equipment	3	2	(4)
Restructuring costs	(7)	3	5
Mill closure costs	9	183	—
Asset impairment	4	6	8
Deferred finance costs written off on early settlement of loans	—	9	17
Debenture redemption costs	10	—	—
Other	(2)	6	(3)

	17	207	2
Attributable tax	(7)	(77)	(2)

	10	130	—

6.    NET FINANCE COSTS

	2002	2001	2000
	(US$ million)
Gross interest and other finance costs	119	157	191
Net foreign exchange gains	(4)	(1)	(9)
Net loss on marking to market of financial instruments	11	—	—
Interest received	(23)	(31)	(38)
Interest capitalised	(29)	(33)	(47)

	74	92	97

Gross interest capitalised	34	45	51
Excess interest cost over recoverable amount—charged against net finance costs	(5)	(12)	(4)
Amortisation of previously capitalised interest—charged against operating profit	(14)	(15)	(18)

Net interest capitalised	15	18	29

7.    TAXATION

	2002	2001	2000
	(US$ million)
Current taxation:
Current year	40	65	63
Prior year (over) under provision	(2)	19	9
Other company taxes	14	4	1
Deferred taxation:
Current year	21	(58)	124
Prior year	5	(18)	—
Attributable to a reduction in the taxation rate	—	(3)	—

	78	9	197

Due to the utilisation of previously unrecognised taxation losses, the taxation expense for the year has been reduced by:	11	22	33

	%	%	%
Reconciliation of the taxation rate:
South African statutory taxation rate	30.0	30.0	30.0
Foreign taxation rate differential	(7.5)	(17.1)	3.5

Weighted average statutory taxation rate	22.5	12.9	33.5
Non-taxable income	(2.5)	(18.2)	(2.9)
Effect of reduction in taxation rates	—	(2.1)	—
Deferred taxation asset not recognised	3.3	11.4	0.6
Other taxes	1.9	1.0	0.1
Prior year under provision	0.9	1.2	3.1

Weighted average effective taxation rate	26.1	6.2	34.4

8.    EARNINGS PER SHARE

Earnings per share (EPS)

        EPS is based on the Group's net profit divided by the weighted average number of shares in issue during the year under review.

	2002			2001			2000
	Net profit	Shares	Per share	Net profit	Shares	Per share	Net profit	Shares	Per share
	(US$ million)	(millions)	(US cents)	(US$ million)	(millions)	(US cents)	(US$ million)	(millions)	(US cents)
Basic EPS	220	230.2	95	138	232.8	59	363	236.9	153
Share options under Sappi share incentive scheme	—	3.2	—	—	2.4	—	—	2.8	—
Other share options	—	—	—	—	—	—	7	5.8	114

Diluted EPS	220	233.4	94	138	235.2	59	370	245.5	151

        The diluted EPS calculations exclude the effect of convertible guarantee notes (redeemed on 29 November 2001) and certain share options granted under the Sappi share incentive scheme as they would be anti-dilutive.

        Anti-dilutive elements are excluded from diluted EPS. If included anti-dilutive elements would increase the average number of shares to 235.5 million shares (September 2001: 250.4 million shares; September 2000: 254.6 million shares).

9.    PROPERTY, PLANT AND EQUIPMENT

	2002	2001
	(US$ million)
Land and buildings
At cost	1,002	938
Depreciation	413	376

	589	562

Plant and equipment
At cost	4,650	4,224
Depreciation	2,324	2,048

	2,326	2,176

Capitalised leased assets
Plant & equipment at cost	616	461
Depreciation	342	309

	274	152

Aggregate cost	6,268	5,623
Aggregate depreciation	3,079	2,733

Aggregate book value	3,189	2,890

        The movement on property, plant and equipment is reconciled as follows:

	2002				2001
	Land and Buildings	Plant and Equipment	Capitalised leased assets	Total	Total
	(US$ million)
Net book value at beginning of year	562	2,176	152	2,890	3,095
Additions	13	165	2	180	293
Acquired on acquisition of Cloquet	50	235	152	437	—
Interest capitalised	—	1	—	1	2
Disposals	(1)	(5)	—	(6)	(4)
Depreciation	(28)	(256)	(26)	(310)	(300)
Impairment (including Mobile closure)	(4)	—	—	(4)	(114)
Translation difference	(3)	10	(6)	1	(82)

Net book value at end of year	589	2,326	274	3,189	2,890

        Details of land and buildings are available at the registered offices of the respective companies (refer note 27 for details of encumbrances).

10.    DEFERRED TAXATION

	2002		2001
	Assets	Liabilities	Assets	Liabilities
	(US$ million)
Current:
Other liabilities, accruals and prepayments	2	53	1	69
Inventory	—	2	—	(6)

Current deferred taxation asset	2	55	1	63

Non-current:
USA alternative minimum taxation credit carry forward	—	36	—	67
Taxation loss carryforward	58	219	64	178
Accrued and other liabilities	7	61	7	64
Property, plant and equipment	26	(476)	25	(443)
Plantations	(6)	(83)	(7)	(90)
Other—assets	1	52	10	41
Other—liabilities	—	(125)	(16)	(132)

Non-current deferred taxation asset (liability)	86	(316)	83	(315)

Sub total	88	(261)	84	(252)
Deferred taxation assets not recognised	(82)	(138)	(80)	(133)

Total	6	(399)	4	(385)

Net deferred taxation liability		(393)		(381)

        Negative asset and liability positions reflect the impact of taxation assets and liabilities arising in different taxation jurisdictions, which cannot be netted against taxation assets and liabilities arising in other taxation jurisdictions.

        The recognised deferred taxation assets relate mostly to unused taxation losses. It is expected that there will be sufficient taxation profits in the future against which these losses can be recovered.

        The unrecognised deferred taxation assets relate to the following:

	2002	2001
	(US$ million)
Deductible temporary differences	99	64
Taxation losses	121	149

	220	213

        The unrecognised taxation losses are split as follows per country of origin:

	2002	2001
	(US$ million)
Belguim	35	37
Germany	7	—
United Kingdom	49	46
Southern Africa	3	13
Austria	27	53

	121	149

        The unrecognised taxation losses shown above do not have an expiration date as at September 2002.

        The following table shows the movement in the unrecognised deferred taxation assets for the year:

	2002	2001
	(US$ million)
Opening balance	(213)	(164)
Unrecognised deferred taxation assets utilised (originating) during the current year	3	(44)
Movement in foreign exchange rates	(10)	(5)

Closing balance	(220)	(213)

        Reconciliation of net deferred taxation liability:

	2002	2001
	(US$ million)
Net deferred taxation liability at beginning of year	(381)	(463)
Deferred taxation charge for the year	(26)	76
Amounts charged directly to equity	(4)	(24)
Rate adjustment	—	3
Translation differences	18	27

Net deferred taxation liability at end of year	(393)	(381)

11.    OTHER NON-CURRENT ASSETS

	2002	2001
	(US$ million)
Patents	8	9
Loan to executive share purchase trust participants	10	5
Unlisted and other investments (including equity accounted investments)* and loans at cost which approximate Directors' valuation	73	60
Post-employment benefits—pension asset (refer note 30)	21	20
Fair value of derivative instruments	31	30
Other	3	2

	146	126

Patents are recorded net of accumulated amortisation of	13	12

*
Significant associate

        The only significant associate is described as set out below:

        In 1998, our timberlands located in Maine and certain equipment and machinery were sold to a third party timber company, Plum Creek, in exchange for cash of US$ 3 million and three promissory notes receivable in the aggregate amount of US$ 171 million. A special purpose entity, in which we indirectly hold 90% of the equity, acquired the notes receivable and paid us the consideration of US$ 156 million in cash which it funded through the issue of notes payable to a consortium of institutional investors, pledging the Plum Creek notes as collateral. The special purpose entity serves to protect the investors in the notes from any credit risk relating to Sappi Limited by isolating cash flows from the Plum Creek notes receivable. The structure was set up to monetarise the promissory notes.

        Interest is collected quarterly on the Plum Creek Notes and paid semi-annually to the entity's noteholders. The entity earns annual profits on the interest spread between the notes receivable and notes payable. There are three tranches of notes receivable and notes payable with term dates of February 2007, 2009 and 2011. We have not guaranteed the obligations of the entity and the holders of the notes payable issued by the entity have no recourse to us.

        The entity is controlled by an unrelated investor which has significant capital at risk and is therefore not consolidated in our financial statements. Our investment of US$ 24 million (September 2001: US$ 23 million) in the entity is included in our financial statements on an equity-accounted basis. This is the maximum amount of our exposure to any possible loss and we have no funding commitments for the entity.

12.    TRADE AND OTHER RECEIVABLES

	2002	2001
	(US$ million)
Trade accounts receivable, gross	187	87
Allowance for doubtful debts	17	14

Trade accounts receivable, net	170	73
Prepayments and other receivables	150	129

	320	202

        Prepayments and other receivables primarily represent certain prepaid insurance, prepaid taxes, prepaid rent and other sundry receivables.

        Below is a discussion of Trade Receivables Securitisation programme:

        To improve our cash flows in a cost-effective manner, we sell between 86% and 90% of our eligible trade receivables on a non-recourse basis to special purpose entities ("SPE's") that are owned and controlled by third party financial institutions. These SPE's are funded in the Commercial Paper market. For the purpose of liquidity requirements, banks with a short term S&P rating of A1 provide a standby liquidity facility to meet these liquidity needs. In the event that such a bank is downgraded, a replacement bank with a rating of A1 needs to be appointed to ensure continuity of the securitisation programme. The risk exists that no other bank would provide this liquidity facility, with the result that securitisation programmes will be interrupted or terminated. In such an event Sappi would utilise other banking facilities. These SPE's are not limited to transactions with us but securitise assets on behalf of their sponsors for a diverse range of unrelated parties. We have a servicing agreement with the entities acquiring our receivables, acting as agent for the collection of cash and administration of the trade receivables sold.

        We retain some of the economic risk in the receivables we transfer to these entities via first tier loss provisions, which limits our loss exposure on the receivables to a predetermined amount. To this extent, the receivables remain on our balance sheet. As at September 2002 this amounted to US$ 58 million (September 2001: US$ 29 million). We have no obligation to repurchase any receivables which may default and do not guarantee the recoverability of any amounts over and above the first tier loss provisions mentioned above. The total amount of trade receivables sold at the end of September 2002 amounted to US$ 365 million (September 2001: US$ 415 million). Details of these securitisation programmes at the end of fiscal 2002 and 2001 are disclosed in the tables below.

        If these securitisation facilities were to be terminated, we would discontinue further sales of trade receivables and would not incur any losses in respect of receivables previously sold in excess of our first tier loss amounts. There are a number of events which may trigger termination of the facility, amongst others, an unacceptable amount of defaults; terms and conditions of the agreements are not met; various credit insurance ratios. The impact on liquidity varies according to the terms of the agreement, generally however, future trade receivables would be placed on balance sheet until a replacement agreement was entered into.

        An allowance for doubtful debts has been recorded for any trade receivables on our balance sheet which may be uncollectable.

        Details of these securitisation facilities at September 2002 are set out below.

Bank	Currency	Value	Facility	Discount charges
ABN-Amro	US$	US$ 127 million	US$ 205 million	Linked to 1 month US$ LIBOR
Creditanstalt	EUR	EUR 130 million	EUR 140 million	Linked to 3 month EURIBOR
State Street Bank	EUR	EUR 59 million	EUR 100 million	Linked to 1 month EURIBOR
State Street Bank	US$	US$ 54 million	US$ 100 million	Linked to 1 month EURIBOR

        Details of these securitisation facilities at September 2001 are set out below.

Bank	Currency	Value	Facility	Discount charges
ABN-Amro	US$	US$ 129 million	US$ 207 million	Linked to 1 month US$ LIBOR
Creditanstalt	EUR	EUR 140 million	EUR 140 million	Linked to 3 month EURIBOR
State Street Bank	EUR	EUR 77 million	EUR 100 million	Linked to 1 month EURIBOR
State Street Bank	US$	US$ 91 million	US$ 100 million	Linked to 1 month EURIBOR

        (Refer to note 33 for further details on credit risk.)

13.    INVENTORIES

	2002	2001
	(US$ million)
Raw materials	92	87
Work in progress	51	54
Finished goods	228	224
Consumable stores and spares	150	148

	521	513

        Included in the above is inventory written down to a net realisable value of US$ 79 million (September 2001: US$ 53 million).

14.    ORDINARY SHARE CAPITAL AND SHARE PREMIUM

	2002	2001
	(US$ million)
Authorised share capital: 325,000,000 (September 2001: 325,000,000) shares of R1 each
Issued share capital: 239,071,892 (September 2001: 239,071,892) shares of R1 each	104	104
Share premium	1,750	1,750

	1,854	1,854

        Included in the issued ordinary shares above are 8,894,437 (September 2001: 9,586,124) shares held as treasury shares by Group entities, including the Sappi Limited Share Incentive Trust (the "Trust") and may be utilised to meet the requirements of the Trust.

	Number of shares
	2002	2001
The movement in the number of treasury shares is set out in the table below:
Treasury shares at beginning of year (including Trust shares)	9,586,124	379,642
Share buy-backs	1,102,679	11,946,600
Treasury shares issued to participants of the Trust	(1,794,366)	(2,740,118)

Treasury shares at end of year	8,894,437	9,586,124

        Under the authority granted at the annual general meeting of the Company's shareholders held on 25 February 2002, the Company's Directors were authorised to issue the balance of unissued shares to such person or persons on such terms and conditions as they may determine. The authority expires at the next annual general meeting, unless renewed thereat.

        Sappi has a general authority to purchase its shares up to a maximum of 10% of the issued ordinary share capital in any one financial year. This is in terms of the annual general meeting of shareholders on 25 February 2002. The general authority is subject to the Listings Requirements of the JSE Securities Exchange South Africa and the Companies Act No. 61 of 1973 of South Africa, as amended.

        In terms of the rules of the Trust, the maximum number of shares which may be acquired in terms of the Trust are calculated at 7.5% of Sappi Limited's entire issued ordinary share capital from time to time. At present the amount that can be allocated is 17,930,392 (September 2001: 17,930,392) shares. Since March 1994, 7,875,844 (September 2001: 6,323,876) shares have so far been allocated to participants and paid for and 7,964,410 (September 2001: 8,000,617) shares have been allocated to participants and not yet paid for. Shares allocated and accepted more than ten years ago may be added back to the number of shares that the Trust may acquire.

        The net loss on sale of treasury shares to participants written off against share premium for September 2002 was US$ 1 million (September 2001: US$ 8 million).

15.    NON-DISTRIBUTABLE RESERVES

	2002	2001
	(US$ million)
Reduction in capital arising from the transfer of share premium under a special resolution dated 14 April 1975	2	2
Capitalisation of distributable reserves	32	32
Legal reserves in subsidiaries	60	50
Foreign currency translation reserve	(1,151)	(1,089)

	(1,057)	(1,005)

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

16.    INTEREST-BEARING BORROWINGS

	2002	2001
	(US$ million)
Secured borrowings
—Mortgage and pledge over certain assets (refer note 27)	231	298
—Capitalised lease liabilities (refer note 27)	73	46

Total secured borrowings	304	344
Unsecured borrowings	1,271	1,157

Total borrowings (refer note 33)	1,575	1,501
Less: Current portion included in current liabilities	120	489

	1,455	1,012

        The repayment profile of the interest-bearing borrowings is as follows:

Payable in the year ended September:
2002	—	489
2003	120	378
2004	91	122
2005	102	82
2006	325	59
2007 (September 2001: Thereafter)	40	371
Thereafter	897	—

	1,575	1,501

Capitalised lease liabilities

        Capital (finance) leases are primarily for plant and equipment. Lease terms generally range from 5 to 10 years with options to make early settlements or renew at varying terms. At the time of entering into capital lease agreements, the commitments are recorded at the present value using applicable interest rates. As of September 2002, the aggregate amounts of minimum lease payments and the related imputed interest under capitalised lease contracts payable in each of the next five financial years and thereafter are as follows:

	2002			2001
	Minimum Lease Payments	Interest	Present value of minimum lease payments	Present value of minimum lease payments
	(US$ million)
Payable in the year ended September:
2002	—	—	—	16
2003	34	(8)	26	18
2004	22	(5)	17	3
2005	18	(3)	15	6
2006	15	(2)	13	2
2007 (September 2001: Thereafter)	1	—	1	1
Thereafter	1	—	1	—

Total future minimum lease payments	91	(18)	73	46

Set out below are details of the more significant non-current interest-bearing borrowings in the Group at September 2002.

Bank	Currency	Interest rate	Outstanding value	Security	Expiry	Financial covenants
Redeemable bonds
Public bond	US$	Fixed	US$ 500 million(1, 2, 3)	Unsecured	June 2012	No financial covenants
Public bond	US$	Fixed	US$ 250 million(1, 2, 3)	Unsecured	June 2032	No financial covenants
Town of Skowhegan / Michigan Strategic Fund / City of Westbrook	US$	Fixed	US$ 107 million(1)	Land and Buildings	January 2022	No financial covenants
Capitalised leases
Sapned Trust Nedbank	ZAR	Variable linked to JIBAR	ZAR 142 million(1)	Plant and equipment	March 2005	No financial covenants
ABSA	ZAR	Variable linked to JIBAR	ZAR 99 million(1)	Plant and equipment	March 2003	Net finance cost cover ratio and debt equity ratio(4)
First National Bank	ZAR	Variable linked to JIBAR	ZAR 450 million(1)	Plant and equipment	September 2006	No financial covenants
First National Bank	ZAR	Variable, effectively based on market rate	ZAR 50 million(1)	Leased assets encumbered	December 2007	Net finance cost cover ratio and debt equity ratio(4)
Secured bank term loans
ABSA	ZAR	Fixed (swapped into variable)	ZAR 130 million(1)	Secured over assets	August 2005	Net finance cost cover(4)

(1)
The value outstanding equals the total facility available.
(2)
In terms of the agreement, limitations exist on liens, sale and leaseback transactions and mergers and consolidation. Sappi Limited must maintain a majority holding in Sappi Papier Holding AG Group.
(3)
Sappi Papier Holding AG, Sappi Limited or Sappi International S.A. may at any time redeem the June 2012 and 2032 public bonds (the "Securities") in whole or in part at a redemption price equal to the greater of (i) 100% of the principal amount of the Securities to be redeemed and (ii) a make-whole amount based upon the present values of remaining payments at a rate based upon yields of specified US treasury securities plus 25 basis points, with respect to the 2012 Securities, and 30 basis points, with respect to the 2032 Securities, together with, in each case, accrued interest on the principal amount of the securities to be redeemed to the date of redemption.
(4)
The financial covenant relates to the subsidiary company which borrowed the funds.

Bank	Currency		Interest rate	Outstanding value	Expiry	Financial covenants
Unsecured bank term loans
Syndicated loan with agent Citibank		EUR	Variable	EUR 250 million(5,6)	July 2006	Net finance cost cover ratio, equity ratio and net debt to total capitalisation ratio(4)
Consortium of banks with agent Investec Bank	US$		Variable	US$ 94 million(1)	May 2006	Net finance cost cover and debt to total capitalisation ratio(4)
Österreichische Kontrollbank		EUR	Fixed	EUR 210 million(1,7)	December 2007	Net finance cost cover ratio and equity ratio(4)
MLS Bank		ZAR	Variable	ZAR 267 million(1)	December 2005	Gearing ratio / interest cover(4)
Standard Bank		ZAR	Variable	ZAR 100 million(1)	December 2006	No financial covenants

(1)
The value outstanding equals the total facility available.
(2)
In terms of the agreement, limitations exist on liens, sale and leaseback transactions and mergers and consolidation. Sappi Limited must maintain a majority holding in Sappi Papier Holding AG Group.
(3)
Sappi Papier Holding AG, Sappi Limited or Sappi International S.A. may at any time redeem the June 2012 and 2032 public bonds (the "Securities") in whole or in part at a redemption price equal to the greater of (i) 100% of the principal amount of the Securities to be redeemed and (ii) a make-whole amount based upon the present values of remaining payments at a rate based upon yields of specified US treasury securities plus 25 basis points, with respect to the 2012 Securities, and 30 basis points, with respect to the 2032 Securities, together with, in each case, accrued interest on the principal amount of the securities to be redeemed to the date of redemption.
(4)
The financial covenant relates to the subsidiary company which borrowed the funds.
(5)
The total revolving facility available is EUR 563 million.
(6)
No underlying assets can be pledged as security. The disposal of assets is limited to 15% of total assets. Limitations exist on the borrowings to subsidiaries, on-lending outside of the Sappi Papier Holding AG Group and the merger of Group companies with outside entities. No shareholders acting in concert are allowed to own more than 35% of Sappi Limited's issued share capital. The borrower (Sappi Papier Holding AG) and guarantor (Sappi International S.A.) must be directly or indirectly held by Sappi Limited.
(7)
A limitation exists on the disposal of assets. Dividends payments are limited to 40% of cumulative profits. Sappi Limited must maintain a majority holding in Sappi Papier Holding AG Group.

        Sappi Limited's borrowings are mainly done through three Group entities, namely, Sappi Papier Holding AG, Sappi International S.A. and Sappi Manufacturing (Pty) Limited.

Financial instruments and other loans

        The group also has financial instruments and other loans with various banks, expiry dates and security, in various currencies at fixed and variable interest rates for amounts totalling US$ 57 million.

Unused credit facilities

        Set out below is a synopsis of the unused credit facilities by geographic region at September. These facilities are at various banks in various currencies with various expiry dates. These available facilities are all unsecured.

Geographic region	Interest rate	2002	2001
		(US$ million)
Southern Africa	Variable	183	188
Europe	Variable	594	718
North America	Variable	—	79

17.    OTHER NON-CURRENT LIABILITIES

	2002	2001
	(US$ million)
Post-employment benefits—pension obligations (refer note 30)	94	73
Post-retirement benefits other than pension obligations (refer note 31)	93	85
Statutory service awards	22	13
Workmen's compensation	5	8
Restructuring provisions (refer note 18)	4	24
Fair value of derivative instruments	1	2
Long service awards	10	9
Other	27	27

	256	241

18.    PROVISIONS

        Summary of movement in provisions:

	2002	2001
	(US$ million)
Other provisions
Balance at beginning of year	28	27
Increase in provisions	7	8
Utilised	(4)	(7)
Released during the year	(11)	—

Balance at end of year	20	28
Restructuring provisions	18	46
Purchase accounting provisions (refer note 26)	8	7

	46	81

        Other provisions primarily represent provisions for environmental costs of US$ 8 million (September 2001: US$ 12 million) and other sundry provisions of US$ 12 million (September 2001: US$ 23 million).

Releases during the financial year

        The major amounts released during the year are summarised as follows:

Europe

        In July 2000, the European Commission addressed a Statement of Objections to Sappi and sixteen other manufacturers of carbonless paper, alleging that anti-competive conduct in the European carbonless paper sector between January 1992 and March 1997. We co-operated fully with the European Commission in its investigations. The European Commission decided on December 20, 2001 that eleven companies infringed Article 81(1) of the EC Treaty and Article 53(1) of the EEA Agreement by participating in a complex of agreements and concerted practices in the sector of carbonless paper from January 1992 until September 1995. A fine of Euro 15 million was imposed on Sappi, but due to Sappi's co-operation with the Commission, the fine was reduced to zero. Due to the outcome of this case the US$ 5 million balance of the provision was released during the 2002 financial year.

North America

        In April 2000, 18 individuals filed a lawsuit against our subsidiary, S.D. Warren, Kimberley-Clark Corporation and several other defendants in Somerset County Court, Maine. The plaintiffs alleged that they suffered personal injury as a result of hazardous waste from various sources, which was allegedly transported to and stored at a local landfill during the period from 1976 through 1986. Plaintiffs later amended the complaint to bring several new theories of liability. During August 2002 all defendants reached a settlement agreement with the plaintiffs. As a result of this settlement the provision remaining at the beginning of the financial year of US$ 3 million was released.

Restructuring provisions	Severance, retrenchment & related costs	Lease cancel & penalty cost	Asset impairment	Other restructuring	Total restructuring
	(US$ million)
Balance at September 2000	13	—	2	18	33
Increase in provisions	34	28	107	41	210
Utilised	(6)	(5)	(1)	(11)	(23)
Released during the year	(5)	(14)	(1)	(4)	(24)
Transfer to pension obligations	—	—	—	(8)	(8)
Transfer to property, plant and equipment	—	—	(107)	—	(107)
Transfer to accounts receivable	—	—	—	(8)	(8)
Transfer to inventory	—	—	—	(4)	(4)
Translation effect	—	—	—	1	1

Balance at September 2001	36	9	—	25	70
Increase in provisions	11	1	1	7	20
Utilised	(23)	(5)	—	(8)	(36)
Released during the year	(1)	(1)	—	(11)	(13)
Transfer to pension obligations and other post retirement benefits	(18)	—	—	—	(18)
Transfer to property, plant and equipment	—	—	(1)	—	(1)
Transfer to inventory	—	—	—	(1)	(1)
Translation effect	—	—	—	1	1

Balance at September 2002	5	4	—	13	22

	2002	2001
	(US$ million)
Included in other non-current liabilities (refer note 17)	4	24
Included in provisions	18	46

Total restructuring provisions	22	70

September 2002 Restructuring Plans

Sappi Fine Paper North America

        Cloquet mill.    During the financial year ended September 2002, Sappi Fine Paper North America acquired the coated fine paper business from Potlatch Corporation. The restructuring of the Cloquet mill was expected to affect 67 people of whom 48 were affected at year end. The restructuring provisions raised in conjunction with the acquisition amounted to US$ 4 million for severance and related costs and US$ 3 million for lease cancellation and other costs. During the year US$ 1 million was utilised for severances and lease cancellations. The US$ 1 million provision for fixed asset impairment was transferred to fixed assets and the US$ 1 million was transferred to inventory. The

Cloquet mill restructuring provision balance at year end was US$ 4 million for estimated severances and lease cancellations to be completed by June 2003.

Mobile mill

        The restructuring provision at September 2002 was US$ 3 million. This remaining balance of US$ 3 million is in respect of severance and other related costs. The closing balance at September 2002 was the result of the utilisation of the provision by US$ 20 million, the release of US$ 3 million no longer required, the transfer to pension obligations & other post-retirement benefits of US$ 18 million, which relates to additional post-retirement costs as a result of severance. In addition to these movements a further US$ 7 million, relating to an over provision in fiscal 2001 for closure costs relating to the Mobile mill closure, was released. Approximately 500 employees, both salaried and hourly, were affected by the closure. Additionally, corporate restructuring at the headquarters in Boston and at various other sales and corporate offices resulted in approximately 100 positions being eliminated at the beginning of fiscal 2002. This corporate restructuring results from the closure of the mill in Mobile. Approximately 332 employees were affected in the current year by the restructuring.

Sappi Fine Paper Europe

        Austria.    A program was started at Gratkorn mill to outsource some utilities as well as projects to realise cost savings. It was anticipated that 538 employees would be affected by the restructuring of whom 534 were affected by year end. No employees were affected during 2002. In the current financial year a further US$ 1 million was released, relating to employees not expected to make use of the opportunity to take early retirement. The balance at September 2002 was US$ 2 million relating to severance and related costs, which under local statute will be paid out over the next two years. No provisions have been utilised during the 2002 fiscal year because the employees affected have not reached the legal retirement age. It is estimated that the restructuring will be completed in 2004.

        Netherlands.    The program that was started to reskill certain employees at the Maastricht mill for alternative employment, is anticipated to be completed by September 2004. It was expected to affect 40 people of whom 32 were affected by year end to bring the total affected at year end to 34. Of the provision balance of US$ 3 million at the beginning of the year, US$ 2 million was utilised during the year, to bring the closing balance at September 2002 to US$ 1 million.

        The Netherlands has a further plan in place to reduce fixed costs at their mills which is estimated to be completed in January 2003. All 150 employees anticipated to be affected by this plan has been affected at year end, of whom 9 were affected in the current financial year. The provision at September 2002 remains at US$ 2 million for restimated leave premium costs and legal costs.

        Belgium.    Belgium has two restructuring plans in place which are estimated to be completed by the year 2009 and 2011, respectively. The first relates to the retirement of employees according to a collective labour agreement. This agreement was anticipated to affect a further 5 employees, bringing the total to 29 employees, of whom all 29 were affected at year end. The increase in the restructuring provisions was US$ 1 million, for the additional 5 employees, which brings the balance at September 2002 to US$ 2 million. This balance represents the supplementation of benefits to the 29 employees already retired. The second restructuring plan's aim is to reduce fixed costs. A further 13 employees were effected in the current year, which brings the total to 85 (all of whom were affected at year end). US$ 1 million of the restructuring provision was utilised and the balance at September 2002 was US$ 1 million. This relates to former employees supplementation on their government benefit until they reach retirement age.

United Kingdom

        Blackburn mill.    The project started at Blackburn mill during the previous year to change the shift system from five shifts to four shifts, is expected to be completed by October 2002. During the financial year, 16 people have been affected, bringing the total number affected at September 2002 to 22 employees. The balance remaining at the end last year of US$ 1 million in respect of this project, was utilised during the year. No further plans are in place for this specific project.

        Wolvercote.    Sappi is currently negotiating the termination of a lease agreement over premises in Wolvercote. The balance of the provision for the cancellation of the Wolvercote lease agreement has remained at US$ 5 million, representing the discounted estimated future lease payments for 2 years.

        Transcript mill.    On October 9, 2001, the intention to close the Transcript mill in Scotland was announced. Production ceased during the quarter ended March 2002. In connection with the closure, we provided a US$ 9 million restructuring provision for the write-off of the assets, severance & related costs and other closure costs. During the financial year the provision was utilsed. We expect final closure in 2003 and no further net costs.

September 2001 Restructuring Plans

Sappi Fine Paper North America

        Mobile mill.    During the financial year ended September 2001, Sappi Fine Paper North America announced the closure of the Mobile mill. The closure was expected to affect 500 employees, both salaried and hourly. Additionally, corporate restructuring at our headquarters in Boston and at various other sales and corporate offices was expected to result in approximately 100 positions being affected as a result of the closure. The closure affected 268 employees and costs of US$ 76 million relating to closure of operations, relocation of plant facilities, retrenchment, severance and other related costs were incurred and have been included in the income statement as mill closure cost in 2001. In addition to these costs an asset impairment of US$ 107 million was raised and included in the income statement as mill closure costs and subsequently transferred US$ 107 million impairment provisions to property, plant and equipment, US$ 8 million to inventory and US$ 4 million to trade receivable. A further US$ 8 million was utilised for severance and lease cancellation costs incurred. US$ 14 million was released due to the cancellation of ongoing obligations settled with the mill's power provider. The restructuring provision at September 2001 was US$ 50 million.

Sappi Fine Paper Europe

        Austria.    A program was started at Gratkorn mill to outsource some utilities as well as projects to realise cost savings. It was anticipated that 538 employees would be affected by the restructuring, of whom 534 were affected by year end. The US$ 11 million balance at the end of the previous year, was reduced by the utilisation of US$ 2 million and the release of US$ 6 million (due to the reduction in the estimated number of employees to be affected) during 2001 to bring the balance at year end to US$ 3 million.

        Belgium.    Belgium has two restructuring plans in place which are estimated to be completed by the year 2009 and 2011, respectively. The first relates to the retirement of employees according to a collective labour agreement. This agreement was anticipated to affect 24 employees of whom, all 24 were affected at year end. The increase in the restructuring provisions was US$ 1 million and the balance at September 2001 was US$ 1 million.

        The second restructuring plans aim is to reduce fixed costs. The restructuring provision brought forward from the previous year of US$ 2 million remains unchanged at September 2001. This balance represents the supplementation of government benefits to former employees until they reach retirement age. All 72 employees anticipated to be affected, have been affected at year end.

        Netherlands.    During the year, a programme was started to reskill certain employees at the Maastricht mill for alternative employment. It is expected to affect 40 people of whom 2 were affected by year end. The restructuring provision was increased by US$ 3 million for this programme. The provision at year end September 2001 was US$ 3 million for the severance, training and legal costs.

        The Netherlands has a further plan in place to reduce fixed costs at their mills, which is estimated to be completed in January 2003. The provision at year end for this plan was US$ 2 million. A total of 150 employees are expected to be affected by this plan, of whom 141 was already affected at year end.

United Kingdom

        Blackburn mill.    During the year, Blackburn mill changed the shift system from five shifts to four shifts. This is anticipated to affect 22 people of whom 6 had been affected by year end September 2001. The increase in the restructuring provision was US$ 1 million, which remains on the balance sheet at year end. Wolvercote. The restructuring provision was increased by US$3 million to US$ 5 million for lease cancellation of the Wolvercote leased premises. This represents the discounted estimated future lease payments for two years.

19.    CASH GENERATED FROM OPERATIONS

	2002	2001	2000
	(US$ million)
Profit before taxation per income statement	298	147	573
Adjustment for:
—Depreciation	310	300	320
—Fellings	26	30	36
—Net finance costs	74	92	97
—Mill closure costs	—	183	—
—Asset impairment	4	6	8
—Other non-cash items	32	13	14

	744	771	1,048

20.    (INCREASE) DECREASE IN WORKING CAPITAL

	2002	2001	2000
	(US$ million)
Decrease (increase) in inventories	47	17	(92)
(Increase) decrease in receivables	(49)	108	(1)
(Decrease) increase in payables	(40)	(74)	32

	(42)	51	(61)

21.    TAXATION PAID

	2002	2001	2000
	(US$ million)
Amounts unpaid at beginning of year	(48)	(57)	(2)
Translation effects	—	3	6
Amounts charged to the income statement	(52)	(88)	(73)
Amounts unpaid at end of year	11	48	57

Cash amounts paid	(89)	(94)	(12)

22.    DIVIDENDS PAID

	2002	2001	2000
	(US$ million)
Translation effects	—	—	3
Current year dividend	(60)	(60)	(45)

Cash amounts paid	(60)	(60)	(42)

23.    REPLACEMENT OF NON-CURRENT ASSETS

	2002	2001	2000
	(US$ million)
Property, plant and equipment	(85)	(154)	(129)
Plantations	(25)	(28)	(32)

	(110)	(182)	(161)

24.    PROCEEDS ON DISPOSAL OF NON-CURRENT ASSETS

	2002	2001	2000
	(US$ million)
Book value of property, plant and equipment disposed of	6	4	41
Loss on disposal	(3)	(2)	(4)

	3	2	37

25.    PROCEEDS ON DISPOSAL OF BUSINESSES

        The net book value of the assets and liabilities of the Group's Mining Timber operations at the date of disposal were:

	2002	2001	2000
	(US$ million)
—Non-current assets	—	—	22
—Current assets	—	3	18
—Current liabilities	—	(3)	(4)

Net asset value	—	—	36
Profit on disposal	—	2	21

	—	2	57

26.    ACQUISTION OF NET ASSETS

        During May 2002 the Group acquired the net assets of the Potlatch fine paper division for a cash consideration of US$ 483 million. This transaction has been accounted for by the purchase method of accounting.

	2002	2001	2000
	(US$ million)
Net assets acquired:
—Property, plant and equipment	437	—	—
—Inventories	59	—	—
—Trade and other receivables	32	—	—
—Trade and other payables	(31)	—	—
—Provisions	(12)	—	—
—Other non-current liabilities	(2)	—	—

Total consideration	483	—	—

Satisfied by cash	483	—	—

Purchase Accounting Provisions

        Summary of provisions taken on at acquisition and subsequent movements:

	Restructuring				Total provisions
				Other
	Severance & related costs	Lease cancel & penalty cost	Total restructuring provisions

Balance at September 2000	—	—	—	7	7
Utilised	—	—	—	—	—
Released during the year	—	—	—	—	—

Balance at September 2001	—	—	—	7	7
New at acquisition provisions	10	2	12	—	12
Utilised	(4)	—	(4)	—	(4)
Released during the year	—	—	—	(7)	(7)

Balance at September 2002	6	2	8	—	8

Sappi Fine Paper North America

        Cloquet Mill.    During the financial year ended September 2002, Sappi Fine Paper North America acquired the coated fine paper business from Potlatch Corporation. The purchase accounting provision raised in conjunction with the acquisition of the Cloquet Mill amounted to US$ 12 million. This amount includes estimated costs of severances of US$ 10 million and lease cancellation costs of US$ 2 million. The restructuring of the mill was expected to affect 116 people of whom 67 were affected at year end. Subsequent to the acquisition, cash payments of US$ 4 million have been recorded against the provisions, which reduced the purchase accounting provisions at September 2002 to US$ 8 million.

Sappi Fine Paper Europe

        During the year ended 1998 Sappi acquired a 91.5% ownership interest in KNP Leykam, the leading European producer of coated woodfree paper. KNP Leykam is now wholly owned. In conjunction with the acquisition, a purchase accounting provision of US$ 7 million was raised in respect of legal costs. The European Commission addressed a Statement of Objections to, among numerous other parties, Leykam-Mürztaler Papier und Zellstoff Aktiengesellschaft. The European Commission's objections concern alleged market sharing and pricing agreements relating to the sale of newsprint paper in the European Union during the period from January 1, 1994 to June 30, 1995, which was prior to our acquisition of the KNP Leykam companies in December 1997 and relates to a business we did not purchase. A reply to the Statement of Objections was submitted to the European Commission on August 31, 1999 and Oral Hearings were held between September 27 and 29, 1999. On August 9, 2002 the European Commission decided to officially close their investigations into this case. All proceedings against all the companies that were targeted by this investigation were dropped. The European Commission concluded that the allegations of anti-competitive conduct relating to the sale of newsprint paper were unfounded. As a result of this outcome the US$ 7 million provision was released during the year ended September 2002.

27.    ENCUMBERED ASSETS

        Suspensive sale agreements are instalment sale agreements which the Group has entered into in respect of certain plant and equipment and the assets purchased are encumbered as security for the outstanding liability until such time as the liability is discharged.

        In addition, the Group uses certain plant and machinery at its Cloquet mill in terms of a capitalised lease. The Group has the right to acquire full ownership of these assets at the end of the lease term. Early termination of the lease may occur under three different scenarios; namely, under Scenario A payment would be made by Sappi as a result of the following events: voluntary early termination, termination due to default and total loss of plant and equipment without substitution; under Scenario B payment would be made by Sappi as a result of changes in statute rendering the agreement illegal or unenforceable; and under Scenario C the lease naturally expires or early termination is triggered by the lessor. As at September 2002 the termination value of this lease is approximately US$ 14 million.

        The book values of assets which are mortgaged, hypothecated or subject to a pledge as security for borrowings, subject to third party ownership in terms of capitalised leases or suspensive sale agreements are as follows:

	2002	2001
	(US$ million)
Land and buildings	120	115
Plant and equipment	497	322

	617	437

28.    COMMITMENTS

Capital commitments

	2002	2001
	(US$ million)
Contracted but not provided	55	78
Approved but not contracted	173	109

	228	187

        The capital expenditure will be financed by funds generated by the business, existing cash resources and borrowing facilities available to the Group.

Revenue commitments

        Future minimum obligations under operating leases:

	2002	2001
	(US$ million)
Payable in the year ended September:
2002	—	46
2003	48	37
2004	44	37
2005	40	34
2006	36	35
2007 (September 2001: Thereafter)	31	147
Thereafter	137	—

	336	336

        Future minimum obligations under operating leases include the following two significant arrangements:

        Sale and Lease Back of the Somerset Paper Machine.    In 1997 we sold one of our paper machines at our Somerset mill for US$ 150 million and entered into a leaseback arrangement. This transaction diversified our sources of funding and provides a longer-term horizon to our repayment profile. The leaseback is an operating lease under the applicable accounting principles. The lease expires after 15 years, and we have an option to repurchase the paper machine at its fair market value at the end of the lease term. The future minimum obligations under this lease are included in the amounts presented above.

        Westbrook Cogeneration Agreement.    In 1982 a cogeneration facility was installed adjacent to our Westbrook mill at a cost of US$ 86 million, to supply steam and electricity to the mill on a take-or-pay basis. Under the applicable accounting principles this is an operating lease. An unrelated investor owns the facility. The agreement expires in 2008 and we have an option to purchase the facility at the end of the basic term or any renewal term, at its fair market value at that time. We also have a right of first refusal to buy the facility should the owner elect to sell it. The future minimum obligations under this arrangement are included in the amounts presented above.

29.    CONTINGENT LIABILITIES

	2002	2001
	(US$ million)
Guarantees and suretyships	66	79
Other contingent liabilities	14	27

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

        Other contingent liabilities mainly relate to taxation queries to which certain Group Companies are subject. These could give rise to additional taxation costs. However, management currently believes, based on legal counsel opinion, that no further material costs will arise.

30.    POST-EMPLOYMENT BENEFITS—PENSIONS

Defined contribution plans

        The Group operates a number of defined contribution retirement benefit plans covering all qualifying employees. The assets of the schemes are held seperately from those of the Group in funds under the control of trustees.

        The total cost charged to income of US$ 4 million (September 2001: US$ 4 million) represents contributions payable to these schemes by the Group based on the rates specified in the rules of these schemes. As at September 2002, no contributions (September 2001: US$ Nil) were due in respect of the current reporting period that had not yet been paid over to the schemes.

Defined benefit plans

        The Group operates a number of defined benefit pension schemes covering full-time permanent employees. Such plans have been establised in accordance with applicable legal requirements, customs and existing circumstances in each country. Benefits are generally based upon compensation and years of service. With the exception of our German and Austrian operations, the assets of these schemes are held in separate trustee administered funds which are subject to varying statutory requirements in the particular countries concerned. In terms of these requirements, periodic actuarial valuations of these funds are performed by independent actuaries. Sappi Papier Holding AG holds bonds, which are restricted, to the value of US$ 12 million to cover the pension obligations of Sappi Austria.

        Actuarial valuations of all the funds are performed annually.

        Group companies have no other significant post-employment benefit liabilities except for the health care benefits provided to persons in the United States and in South Africa (refer note 31).

        The following table, based on the latest valuations, summarises the funded status and amounts recognised in the Group's financial statements for defined benefit plans for the Group's operations.

	2002			2001
	Assets exceed accumulated benefits	Accumulated benefits exceed assets		Assets exceed accumulated benefits	Accumulated benefits exceed assets
	Southern Africa	United Kingdom & Europe	United States	Southern Africa	United Kingdom & Europe	United States
	(US$ million)
Change in benefit obligation
Benefit obligations at beginning of year	160	429	239	171	375	207
Service cost	8	11	6	10	11	7
Interest cost	16	24	17	21	18	16
Plan participants' contribution	—	1	—	—	—	—
Amendments	—	2	—	3	7	13
Actuarial loss	—	22	44	8	20	4
Acquisitions	—	—	35	—	—	—
Benefits paid	(13)	(20)	(13)	(17)	(16)	(8)
Translation difference	(24)	30	1	(36)	14	—

Benefit obligation at end of year	147	499	329	160	429	239

Change in plan assets
Fair value of assets at beginning of year	183	359	193	200	343	205
Actual return on plan assets	16	8	(29)	36	(6)	(9)
Acquisition	2	1	39	—	12	—
Employer contribution	2	11	8	2	11	5
Plan participants' contribution	—	1	—	3	1	—
Benefits paid	(14)	(16)	(13)	(17)	(13)	(8)
Translation difference	(28)	24	—	(41)	11	—

Fair value of assets at end of year	161	388	198	183	359	193

Funded status
Funded (Unfunded) status	14	(111)	(131)	23	(70)	(46)
Unrecognised net actuarial loss(1)	37	69	89	40	30	4
Unrecognised past service cost(1)	2	—	7	3	(2)	5

Net prepaid (accrued) post-retirement cost	53	(42)	(35)	66	(42)	(37)
Net prepaid post-retirement cost limited to recoverable amount	(53)	—	—	(66)	—	—

	—	(42)	(35)	—	(42)	(37)

Net pension obligation			(77)			(79)

(1)
On an ongoing basis, any changes in the above assumptions lead to actuarial gains or losses which are not recognised immediately unless the cumulative unrecognised actuarial gains and losses exceed 10% of the greater of the defined benefit obligation or the fair value of the plan assets. Any excess is recognised over the expected average remaining working lives of the participating employees. Any actuarial gains or losses that do not breach the 10% limits do not need to be recognised.

        Refer to note 38 "Summary of differences between South African and United States Generally Accepted Accounting Principles" for further discussion on the pension obligations.

	2002			2001
	Southern Africa	United Kingdom & Europe	United States	Southern Africa	United Kingdom & Europe	United States
	(US$ million)
Net periodic pension cost
Service cost	7	12	6	8	12	7
Interest cost	16	26	17	21	25	15
Expected return on plan assets	(19)	(23)	(18)	(25)	(26)	(19)
Amortisation of past service cost	2	—	—	—	1	1
Recognised net actuarial loss	—	2	—	2	—	11

Net pension cost charged to operating income	6	17	5	6	12	15

Actuarial assumptions
Discount rate (%)	11.50	5.68	6.51	13.50	5.82	7.50
Compensation increase (%)	9.00	3.26	4.00	11.00	3.25	4.00
Expected long-term return on assets (%)	12.50	6.08	9.00	14.50	5.98	9.25
	2002	2001
	(US$ million)
Reconciliation to balance sheet
Pension asset—United Kingdom (refer note 11)	(21)	(20)
Pension obligations—Europe and North America (refer note 17)	94	73
Pension obligations—Europe and North America (included in other creditors)	8	16

Net pension obligation included in the balance sheet	81	69
Other	(4)	10

Net pension obligation as shown above	77	79

31.    POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

        The Group sponsors defined benefit post-retirement plans that provide certain health care and life insurance benefits to eligible retired employees of the United States and South African operations. Full provision is made for the liability. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of service.

        Actuarial valuations of all the plans are performed annually.

The following schedule provides the plans' funded status and obligations for the Group.

	2002		2001
	South Africa	United States	South Africa	United States
	(US$ million)
Change in benefit obligation
Benefit obligation at beginning of year	28	80	30	60
Service cost	1	2	1	3
Interest cost	3	6	4	5
Amendments	—	—	—	4
Actuarial loss	—	14	—	11
Acquisition	—	6	—	—
Benefits paid	(1)	(4)	(1)	(3)
Translation difference	(5)	—	(6)	—

Benefit obligation at end of year	26	104	28	80

Funded status
Unfunded status	(26)	(104)	(28)	(80)
Unrecognised net actuarial (gain) loss	(2)	32	—	17
Unrecognised past service cost	—	(1)	—	(1)

Net accrued post-retirement cost	(28)	(73)	(28)	(64)

Net-post retirement benefit obligation		(101)		(92)

Net periodic post-retirement benefit cost
Service cost	1	2	1	3
Interest cost	3	6	4	5
Expected return on plan assets	1	—	1	—
Amortisation of past service cost	—	—	—	4
Recognised net actuarial loss	—	1	—	—

Net post-retirement benefit cost charged to operating income	5	9	6	12

Actuarial assumptions
Discount rate to estimate accumulated benefit (%)	11.50	6.51	13.50	7.50
Health care cost trend rates to value APBO (%)	10.00	10.00	11.00	10.00
which gradually reduce to an ultimate rate of (%)	10.00	5.00	11.00	5.00
over a period of (years)	—	5	—	5

        The health care cost trend rates assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation (APBO) as of September 2002 by US$ 10 million (September 2001: US$ 10 million) and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the year then ended by US$ 1 million (September 2001: US$ 1 million).

	2002	2001
	(US$ million)
Reconciliation to balance sheet
Post-retirement benefits other than pension (refer note 17)	93	85
Post-retirement benefits other than pension (included in other creditors)	3	—

Net pension obligation included in the balance sheet	96	85
Other	5	7

Net post retirement benefit obligation as shown above	101	92

32.    EQUITY COMPENSATION BENEFITS

The Sappi Limited Share Incentive Trust

        Prior to the Annual General Meeting of Shareholders held on 2 March 2000 (the "General Meeting"), the aggregate number of shares which could be made available for the Sappi Limited Share Incentive Trust (the "Trust") was not to exceed fifteen million shares, and no single participant could acquire more than 1,500,000 shares, provided that in specified circumstances, both such limits would increase or reduce ratably in accordance with an increase or reduction in the issued ordinary share capital of Sappi Limited. The General Meeting approved an amendment to the first limit, increasing the aggregate number of shares that may be issued under the Trust to a number corresponding to 7.5% of the issued ordinary share capital of Sappi Limited from time to time.

        Certain managerial employees are eligible to participate in the Trust. The amount payable by a participant for Trust Shares, Share Options or Allocation Shares is the closing price at which shares are traded on the JSE on the trading date immediately preceding the date upon which the Board authorised the grant of the opportunity to acquire relevant Trust Shares, Share Options or Allocation Shares, as the case may be, to a participant. Pursuant to a recent resolution of the Board of Directors of Sappi (the "Board") passed in accordance with the rules of the Trust, Trust Shares may be released from the Trust to participants, Share Options may be exercised by participants and Allocation Shares may be delivered to participants as follows: (i) 20% of the total number of shares after one year has elapsed from the date of acceptance by the participant of the grant; (ii) up to 40% of the total number of shares after two years have elapsed from the date of acceptance by the participant of the grant; (iii) up to 60% of the total number of shares after three years have elapsed from the date of acceptance by the participant of the grant; (iv) up to 80% of the total number of shares after four years have elapsed from the date of acceptance by the participant of the grant and (v) the balance of the shares after five years have elapsed from the date of acceptance by the participant of the grant; provided that the Board may, at its discretion, anticipate or postpone such dates. Prior to the General Meeting held on 2 March 2000, the Trust provided that Share Options will lapse, among other reasons, if they remain unexercised after the tenth anniversary of the acceptance and that Trust Shares and Allocation Shares must be paid for in full by participants by no later than the tenth anniversary of the acceptance. However, the General Meeting approved an amendment to decrease the aforesaid ten-year period to eight years, in respect of offers made since 3 December 1999. The Board has resolved that the benefits under the Trust of participants will be accelerated in the event of a change of control of the Company, as defined in the Trust, becoming effective (a) if, in concluding the change of control, the Board in office at the time immediately prior to the proposed change of control being communicated to the Board ceases to be able to determine the future employment conditions of the Group's employees or (b) unless the change of control is initiated by the Board. Participants shall be entitled to require such acceleration by written notice to the Company within a period of 90 days after the date upon which such change of control becomes effective.

        In terms of the rules of the Trust, a once-off opportunity was given to the participants during the year to switch from Share Options to either Trust Shares or Allocation Shares. The terms of vesting, exercise price or grant date are not effected if the participant elects this opportunity.

        During the year 1,944,700 allocations were offered. The allocations were accepted by the particpants as follows:

Number of options/shares
Trust Shares	533,350
Share Options	482,000
Allocation Shares	774,900

1,790,250
Declined	154,450

1,944,700

        Share Option and Allocation Share Option activity was as follows during the financial years ended September 2001 and 2002:

	Trust Shares	Share Options	Weighted average exercise price (US$)*	Allocation Share Options	Weighted average exercise price (US$)*	Total
Outstanding at September 2000	2,724,325	4,449,959	6.65	2,991,700	5.85	10,165,984
Offered and accepted	220,300	791,700	6.27	606,750	6.26	1,618,750
Paid for	(1,062,519)	(1,441,327)	4.13	(1,059,783)	3.61	(3,563,629)
Returned, lapsed and forfeited	(82,735)	(61,153)	7.31	(76,600)	3.82	(220,488)

Outstanding at September 2001	1,799,371	3,739,179	4.39	2,462,067	4.36	8,000,617
Offered and accepted	533,350	482,000	12.71	774,900	13.36	1,790,250
Paid for	(147,818)	(928,512)	3.38	(413,377)	3.44	(1,489,707)
Returned, lapsed and forfeited	(80,300)	(211,850)	3.66	(44,600)	4.05	(336,750)

Outstanding at September 2002	2,104,603	3,080,817	5.27	2,778,990	6.43	7,964,410

*
The share options are issued in South African Rands. They have been translated at the closing rate for the year of US$ 1 to ZAR 10.5400 (September 2001: US$ 1 to ZAR 8.9386)

        The Sappi Limited Share Incentive Trust (the "Trust") has forward purchased 6,244,867 (2001: 6,244,867) Sappi Limited shares from a subsidiary of Sappi Limited. This subsidiary purchased the Sappi Limited shares on the open market. The delivery and payment for these shares purchased by the Trust is deferred until it requires the shares to meet its obligations to the participants of the Trust. 1,593,408 of the forward purchased shares were delivered to the Trust during the year ended September 2002. (No shares were delivered in the year ended September 2001.)

        Share Options and Allocation Shares to Executive Directors, which are included in the above figures, are as follows:

Number of options/ shares
At beginning of year	973,000
Share Options and Allocation Shares granted	150,000
Share Options and Allocation Shares exercised	(116,000)

At end of year	1,007,000

        Share Options and Allocation Shares exercised by Executive Directors during the year had an average exercise price per share of US$ 2.84 and an average market price per share of US$ 13.45.

        The following table sets forth certain information with respect to the 1,007,000 Share Options and Allocation Shares granted by Sappi to Executive Directors:

Issue date	Number of options/ shares	Expiration date	Exercise price (ZAR)
24 February 1997	40,000	24 February 2007	34.90
19 January 1998	49,000	19 January 2008	19.90
27 May 1998	100,000	27 May 2008	27.90
11 December 1998	110,000	11 December 2008	22.10
1 April 1999	48,000	1 April 2009	21.30
9 June 1999	48,000	9 June 2009	39.00
21 December 1999	260,000	21 December 2007	53.85
15 January 2001	152,000	15 January 2009	49.00
30 March 2001	50,000	30 March 2009	61.00
28 March 2002	150,000	28 March 2010	147.20

	1,007,000

        Loans to Executive Directors relating to Trust Shares for the year ended September 2002 were US$ 1 million (September 2001: US$ 1 million). No new loans have been granted to the Executive Directors since 28 March 2002.

33.    FINANCIAL INSTRUMENTS

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

1—Risk management objectives and policies

        The principal market risks (that is the risk of loss arising from adverse changes in market rates and prices) to which Sappi is exposed through financial instruments are:

  —
  interest rates on non-current borrowings;

  —
  foreign exchange rates, generating translation and transaction gains and losses; and

  —
  credit risk.

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

  —
  The majority of the borrowings in each country are made in the currency of that country.

  —
  Sappi manages its foreign exchange translation exposure by financing its equity investments in different currencies with similar ratios of equity to debt finance. This does not necessarily protect the absolute amounts of equity investment or of profit after finance costs from exchange rate movements.

  —
  All external borrowings raised in currencies other than the domestic operating currency of the borrowing entity are immediately and continuously protected by forward exchange contracts.

  —
  All consummated (i.e. invoiced) sales and non-capital imports in foreign currencies are initially netted on a global basis, with the resulting net exposure being covered by forward exchange contracts against subsequent fluctuations in exchange rates.

  —
  Hedging against trading transactions not yet invoiced is limited. Deviations from these rules require specific board approval.

          The limitations referred to relate to:

  —
  material capital expenditures for which forward exchange contracts are always taken out as and when the expenditure is committed; and

  —
  anticipated exports and imports where the purchase of forward exchange contracts/currency options is restricted to a maximum period of six months.

  —
  No speculative positions are permitted.

  —
  Centralised control is maintained over Group net currency exposures and the use of hedging instruments.

Credit risk

        A significant portion of the Group's sales and accounts receivable are from major customers.

        Only one of the Group's major customers (Buhrmann Paper Merchant Division) represents more than 10% of our sales during the year ended September 2002. The sales for the year ended September 2002 amounted to US$ 428 million (September 2001: US$ 446 million). The trade receivable balance outstanding on balance sheet, net of securitisation, at September 2002 was US$ 1 million (September 2001: US$ 8 million). Where appropriate, credit insurance has been taken out over the Group's trade receivables.

        None of the Group's other financial instruments represent a concentration of credit risk because the Group has dealings with a variety of major banks and customers world-wide.

2—Interest rate risk and currency risk

Interest-bearing borrowings

        The table below provides information about Sappi's non-current borrowings that are sensitive to changes in interest rates and currency exchange rates. The table presents principal cash flows by expected maturity dates. The average fixed effective interest rates presented below are based on weighted average contract rates applicable to the amount expected to mature in each respective year. Forward looking average variable effective interest rates for the financial years ended September 2003 and thereafter are based on the yield curves for each respective currency as published by Reuters on 27 September 2002. The information is presented in US$, which is Sappi's reporting currency.

	Expected maturity date
	2003	2004	2005	2006	2007	2008+	Total	Fair Value
	(US$ equivalent in millions)
US Dollar
Fixed rate	—	(1)	(1)	(1)	(1)	847	843	1,048
Average interest rate (%)	—	—	—	—	—	7.05	7.09
Variable rate	25	25	25	19	—	—	94	94
Average interest rate (%)	4.56	4.56	4.56	4.56	—	—	4.56
EUR
Fixed rate	40	44	40	40	37	50	251	261
Average interest rate (%)	5.32	5.47	5.38	5.39	5.33	5.21	5.35
Variable rate	25	(1)	(1)	243	—	—	266	266
Average interest rate (%)	3.54	4.83	4.83	5.16	1.82	—	5.02
Rand
Variable rate	30	24	39	24	4	—	121	121
Average interest rate (%)	10.21	11.50	13.10	11.97	12.24	10.91	11.81
Total
Fixed rate	40	43	39	39	36	897	1,094	1,309
Average interest rate (%)	5.32	5.61	5.53	5.54	5.49	6.95	6.69
Variable rate	80	48	63	286	4	—	481	481
Average interest rate (%)	6.37	8.05	9.82	5.69	12.23	10.91	6.64

Fixed and variable	120	91	102	325	40	897	1,575	1,790

Current portion							120	120
Long term portion							1,455	1,670

Total Interest-bearing borrowings (refer note 16)							1,575	1,790

The fair value of non-current borrowings is estimated by Sappi based on the market rates quoted by Reuters for non-current borrowings with fixed interest rates and on quotations provided by internationally recognised pricing services for notes, exchange debentures and revenue bonds.

        The range of interest rates in respect of all non-current borrowings, comprising both fixed and floating rate obligations, is between 1.82% and 13.10%. At September 2002, 69.4% of Sappi's non-current borrowings were at fixed rates of interest, and 30.6% were at floating rates. Floating rates of interest are based on LIBOR (London Interbank Offered Rate), on EURIBOR (European Interbank Offered Rate) and on JIBAR (Johannesburg Interbank Agreed Rate). Fixed rates of interest are based on contract rates.

        Sappi's southern African operations have in the past been particularly vulnerable to adverse changes in short-term domestic interest rates, as a result of the volatility in interest rates in South Africa. During 2002 domestic interest rates have increased substantially from 9.79% to 13.48% for the 3-month JIBAR.

Interest rate derivatives

        Sappi uses interest rate options, caps, swaps and interest rate & currency swaps as a means of managing interest rate risk associated with outstanding borrowings entered into in the normal course of business. Sappi does not use these instruments for speculative purposes. Interest rate derivative financial instruments are subject to hedge accounting, where applicable and as appropriate under International and US accounting standards.

        As at September 2002, Sappi had three Rand denominated interest rate swap contracts outstanding. They were for a total amount of US$ 95 million and had a favourable fair value of US$ 3 million. The three interest swaps converted fixed interest rates of 17.65% and 18.00%, respectively into variable rates.

        In addition, at September 2002, Sappi had two caps and one zero cost collar, with a negligible fair value.

        As at September 2002, the Group had two interest rate and currency swap contracts outstanding. They were for the total amount of US$ 480 million and had a negative fair value of US$ 11 million.

The two interest and currency swaps converted future USD cash flows into respectively, EUR and GBP and converted fixed USD interest rates into respectively, fixed EUR and GBP interest rates.

Instrument	Interest Rate	Maturity date	Nominal value US$ million	Fair value US$ million
Caps:
First National Bank	19.00%	September 2003	15	—
Nedcor	19.30%	November 2005	25	—
Collars:
International Bank of South Africa
—Cap	19.00%	February 2003	8	—
—Floor	14.10%	February 2003	8	—
Interest rate swaps:
Citibank	17.65% to variable	February 2003	47	—
Citibank	17.65% to variable	February 2005	48	2
Nedcor	18.00% to variable	March 2005	Amortising	1
Interest rate and currency swaps:
Commerzbank	US $6.30% into EUR 6.21%	December 2009	130	(2)
Citibank	US $6.30% into GBP 6.66%	December 2009	350	(9)

Total				(8)

        The fair value of interest rate options, caps, swaps and interest rate & currency swaps is the estimated amount that Sappi would pay or receive to terminate the agreement at the balance sheet date, taking into account current interest rates and the current creditworthiness of the counterparties.

Cash flow hedges

        The above two combined Interest rate and currency swaps (IRCS) with Commerzbank and Citibank have been accounted for as cash flow hedges. With effect from August 2002, these swaps were designated to be cash flow hedges and the subsequent mark to market gains and losses were recognised directly in equity. Prior to that date they were recognised in the income statement. Two subsidiaries with reporting currencies in EUR and GBP, respectively lent US$ to another subsidiary which reports in US$. The IRCS convert US$ amounts and interest receivable by these two companies into EUR and GBP, which are their respective reporting currencies.

        The hedged risks relate to changes in cash flows associated with interest and capital receipts on the loans, arising from fluctuations in the spot US$ / EUR and US$ / GBP exchange rates. As the US$ cash flows have been fixed, variability in the cash flows of the loan will arise from movements in the spot US$ / EUR and US$ / GBP exchange rates. The spot US$ / EUR and US$ / GBP exchange rate exposures are designated as the hedged risk.

3—Fair values

        All financial instruments are carried at fair value or amounts that approximate fair value, except the non-current interest-bearing borrowings at fixed rates of interest. The carrying amounts for cash, cash equivalents, accounts receivable, certain investments, accounts payable and current portion of interest-bearing borrowings approximate fair value due to the short-term nature of these instruments.

        Where these fixed rates of interest have been hedged into variable rates of interest, and where hedge accounting has been applied, then these non-current interest-bearing borrowings are carried at fair value.

        The fair value of these borrowings was estimated based on quotations from its investment bankers. No financial assets were carried at an amount in excess of fair value.

4—Foreign currency forward exchange contracts

        The Group's foreign currency forward exchange contracts at September 2002 are detailed below.

	2002		2001
	Contract Amount	Fair Value	Contract Amount	Fair Value
	(US$ million)
US Dollar denominated—net sold	(275)	—	(109)	(7)
Euro denominated—net (sold) purchased	(6)	—	56	1

	(281)	—	(53)	(6)

        The fair value of foreign currency contracts was estimated by the Group based upon quotations from Reuters. These foreign currency contracts will mature in the year ended September 2003.

        All forward currency exchange contracts and options are valued at fair value with the resultant profit or loss included in the finance costs for the period.

34.    SEGMENT INFORMATION

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

	Sappi Fine Paper			Sappi Forest Products			Corporate & other			Group
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
	(US$ million)
External sales	3,156	3,452	3,828	573	732	890	—	—	—	3,729	4,184	4,718
Intragroup sales	379	321	295	351	466	549	—	—	—	730	787	844
Total sales	3,535	3,773	4,123	924	1,198	1,439	—	—	—	4,459	4,971	5,562
Operating profit	230	248	451	141	194	224	18	4	(3)	389	446	672
Depreciation	276	259	272	33	40	48	1	1	—	310	300	320
Amortisation and fellings	2	5	5	40	46	55	—	—	—	42	51	60
Asset impairment	4	6	8	—	—	—	—	—	—	4	6	8
Other non cash expenses*	25	192	30	5	4	(16)	2	—	—	32	196	14
Capital expenditures**	151	250	183	29	43	35	—	—	3	180	293	221
Operating assets***	3,607	3,058	3,283	832	956	1,115	34	41	39	4,473	4,055	4,437
Operating liabilities****	581	577	601	123	128	156	51	48	49	755	753	806
Net operating assets*****	2,993	2,442	2,653	714	825	941	(36)	(13)	(20)	3,671	3,254	3,574
Property, plant and equipment	2,807	2,434	2,530	381	455	564	1	1	1	3,189	2,890	3,095
	Sappi Fine Paper
										Sappi Forest Products Southern Africa
	North America			Europe			Southern Africa						Corporate & other			Group
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
	(US$ million)
Sales	1,197	1,442	1,607	1,744	1,781	1,994	215	229	227	573	732	890	—	—	—	3,729	4,184	4,718
Operating (loss) profit	(21)	40	179	217	177	252	34	31	20	141	194	224	18	4	(3)	389	446	672
Capital expenditures**	49	99	96	96	116	78	6	35	9	29	43	35	—	—	3	180	293	221
Net operating assets*****	1,483	1,009	1,205	1,420	1,333	1,336	90	100	112	714	825	941	(36)	(13)	(20)	3,671	3,254	3,574
Property, plant and equipment	1,360	987	1,101	1,364	1,348	1,337	83	99	92	381	455	564	1	1	1	3,189	2,890	3,095

*	September 2001—Including Mobile mill closure costs.
**	Capital expenditures exclude spending on plantations and the acquisition of Cloquet's net assets of $483 million.
***	Operating assets consist of property, plant and equipment, non-current assets (excluding deferred taxation) and current assets (excluding cash).
****	Operating liabilities consist of trade payables, other payables and provisions.
*****	Net operating assets consist of operating assets less operating liabilities, adjusted for taxation payable and dividends payable.

35.    RELATED PARTY TRANSACTIONS

      There were no related party transactions, other than as described in note 32, for the year ended September 2002.

        The Buhrmann NV Group who were previously a related party to Sappi Limited sold its stake in Sappi Limited during the first four months of the year ended September 2001. (At September 2000, Buhrmann NV held 5.5% of the issued ordinary share capital of the Company. During 2000 the Sappi Group sold 634,946 tons (US$509 million) of products to the Buhrmann Group.)

36.    SUBSEQUENT EVENTS

        At the date of issuing this report there were no subsequent events that require disclosure.

37.    ENVIRONMENTAL MATTERS

        Sappi operates in an industry subject to extensive environmental regulations. Typically, Sappi does not separately account for environmental operating expenses but does not anticipate any material expenditures related to such matters. Sappi does separately account for environmental capital expenditures. Sappi spent approximately US$ 12 million in financial year September 2002 (September 2001: US$ 48 million, September 2000: US$ 35 million) on capital projects that control air or water emissions or otherwise create an environmental benefit. Amounts to be spent in future years will depend on changes to existing environmental requirements and the availability of new technologies to meet such requirements. In South Africa, requirements under the recently enacted National Water Act, National Environmental Management Act, National Forests Act and the impending Air Pollution Prevention Act may result in significant additional expenditures and/or operational constraints, although the economic and practical effect of the implementation of these requirements on Sappi's operations is currently uncertain.

        In April 1998, the US Environmental Protection Agency issued final cluster rules that impose new air and water quality standards aimed at further reductions of pollutants from paper and pulp mills in the United States, in particular those emitting dioxin in wastewater resulting from bleaching operations. For Sappi Fine Paper North America's operations, compliance with the cluster rules was required beginning in April 2001. In June 1999, Sappi closed its pulp mill at Westbrook due largely to the expected cost of compliance (approximately US$ 50 million) with the new cluster rules. Sappi has spent approximately US$ 71 million in capital improvements for cluster rule compliance for required upgrades at the Somerset and Muskegon mills. These upgrades included the installation of elemental chlorine free (ECF) technology.

        In April 2000, 18 individuals filed a lawsuit against S.D. Warren, Kimberley-Clark Corporation and several other defendants in Somerset County Court, Maine. The plaintiffs allege that they suffered personal injury as a result of hazardous waste from various sources, which was allegedly transported to and stored at a local landfill during the period from 1976 through 1986. The lawsuit was settled in August 2002.

        The Group's accounts are prepared in accordance with South African GAAP, which differ in certain material respects from United States GAAP. These differences relate principally to the following items, and the effects on net profit and shareholders equity are shown in the following tables.

	South African GAAP (SA GAAP)	United States GAAP (US GAAP)
a. Pension programs and post-retirement medical benefits
1. Transitional rules for first time applications	• The South African statement on pension programs and post-retirement medical benefits allows for immediate adoption. The related obligations and assets have thus been recognised immediately.	• The US standard allows for the related obligations and pensions to be fully on the balance sheet, on a straight line basis, over a period.
2. Recognition of pension asset	• An asset can be recognised only to the extent that the prepayment will lead to a reduction in future payments or a cash refund.	• No such limitation exists on the recognition of an asset.
3. Additional minimum liability	• No requirement exists for the recognition of an additional minimum liability under SA GAAP.	• An additional minimum liability test is required to be performed and may require an additional liability to be recognised.
• An intangible asset is recognised for the amount of the liability, limited to the unrecognised prior service cost. The excess is reported, net of related tax benefits, in equity.
b. Accounting for business combinations	• The new South African statement on business combinations is in line with the existing US standards. The South African statement does not require the restatement of previous business combinations as originally accounted for. Certain reconciling items will remain until the related entities are disposed of. The remaining reconciling items will continue to be amortised over time.
• Differences which arose in the past relate to:
1. Cost of acquisition	• Cost comprises the value of shares stipulated in the purchase agreement, the nominal value of debt issued and all costs related to the acquisition.	• Cost includes the market value of shares issued at date agreement is reached and announced plus the present value of debt issued. Only specified related costs may be included in the purchase price.

2. Value of assets and liabilites acquired	• The fair values or book values of assets and liabilities in the books of the subsidiary acquired are recorded.	• Fair values of all assets and liabilities are recorded.
3. Provisions raised at acquisition	• Provisions are raised for start-up, restructuring, rationalisation and all other incidental costs.	• Only provide for plant closing, retrenchment and relocation costs related to the subsidiary acquired.
4. Treatment of goodwill	• Allocated to fair values of assets acquired; any excess is debited to reserves. Negative goodwill is taken directly to reserves.	• Goodwill is capitalised and amortised. Negative goodwill is deducted from the fair value of non-monetary assets.
c. Pre-commissioning expenses capitalised on capital projects	• All expenses incurred on capital projects, including finance costs and other fixed costs, are capitalised until the asset is fully commissioned.	• Only direct, incremental costs incurred prior to the commencement of operations and that can be specifically identified and segregated from ordinary, recurring operating expenses, are capitalised as part of the fixed asset cost.
d. Loans to participants of executive share purchase trust	• Amounts loaned to participants to purchase the Company's shares are included in other non-current assets.	• Reported as a reduction to shareholders' equity.
e. Sale and leaseback transactions—operating leases	• Profit is recognised on the sale of assets subject to operating leaseback agreements.	• Profit on such sale of assets is deferred and recognised in income over the lease term.
f. Asset Impairment	• An asset impairment is recognised if its carrying amount exceeds the discounted estimated future cash flows.	• An asset impairment is recognised if its carrying amount exceeds the undiscounted estimated future cash flows.
• As a result of the difference in these policies, there may be an impairment recorded in certain periods under SA GAAP which do not meet the threshhold for impairment under US GAAP.
g. Post-employment benefits other than pensions	• The expected cost of such benefits is only recognised once a decision has been taken to terminate the services of employees.	• All measurable potential severance benefits are measured and recognised.

h. Tax on dividends	• Under SA GAAP, current and deferred tax assets and liabilities are measured at the tax rate applicable to undistributed profits and the income tax consequences of dividends are recognised when a liability to pay the dividends is recognised.	• US GAAP requires that a liability for income tax that would be payable if dividends are declared in the future is recognised on the full amount of distributable reserves. In previous years a GAAP difference was not recognised for the income tax consequences of dividends. This change has been presented by restating previously disclosed amounts of net income and shareholders' equity as determined under US GAAP.

        Certain items included under Non-trading loss (refer Note 5) in the income statement under SA GAAP would be reclassified to operating loss (profit) under US GAAP. The total amount which would be reclassified as a loss of US$ 7 million (September 2001: loss of US$ 198 million; September 2000: profit of US$ 15 million). Included in these amounts are certain restructuring costs which would form part of operating (loss) profit under US GAAP. For the year ended September 2002, US$ 1 million relates to an inventory transfer (September 2001: US$ 8 million relates to an inventory transfer and US$ 4 million to a trade receivables transfer; September 2000: US$ 1 million relates to an inventory transfer).

        The remaining items included under Non-trading loss (refer Note 5) in the income statement under SA GAAP would be reclassified to extraordinary items under US GAAP. The total amount which would be reclassified is US$ 10 million (September 2001: US$ 9 million; September 2000: US$ 17 million).

Reconciliation of net profit to United States GAAP

	note	2002	2001	2000
		(US$ million)
Net profit determined under South African GAAP		220	138	363
Adjustments in respect of:
Pension programs and post-retirement medical benefits	a	1	(1)	2
Accounting for business combinations	b	13	20	3
Pre-commissioning expenses capitalised on capital projects	c	2	3	3
Sale and leaseback transactions	e	2	3	4
Asset impairment	f	—	—	8
Post-employment benefits other than pensions	g	—	1	(3)
Tax on dividends	h	(16)	(23)	(8)
Deferred taxation effect of adjustments		14	(11)	(6)

Total effect of United States GAAP adjustments		16	(8)	3

Net profit determined under United States GAAP as restated		236	130	366

—Basic earnings per share (US cents)		103	56	156
—Diluted earnings per share (US cents)		102	56	153

Reconciliation of shareholders' equity to United States GAAP

	note	2002	2001
		(US$ million)
Shareholders' equity determined under South African GAAP		1,601	1,503
Adjustments in respect of:
Pension programs and post-retirement medical benefits	a	(58)	69
Accounting for business combinations	b	73	68
Pre-commissioning expenses capitalised on capital projects	c	(18)	(20)
Loans to executive share purchase trust	d	(10)	(6)
Sale and leaseback transactions	e	(19)	(29)
Asset impairment	f	8	13
Post-employment benefits other than pensions	g	(3)	(7)
Tax on dividends	h	(48)	(38)
Deferred taxation effect of adjustments		49	3
Effect of United States GAAP adjustments on minority interests		(3)	(3)

Total effect of United States GAAP adjustments		(29)	50

Shareholders' equity determined under United States GAAP as restated		1,572	1,553

Comprehensive income

	2002	2001	2000
	(US$ million)
Net profit determined under South African GAAP	220	138	363
Other comprehensive income, net of tax
Foreign currency translation adjustments	(62)	(118)	(248)
Goodwill written off	—	—	(9)
Gain on revaluation of derivative instruments*	8	8	—
Loss on revaluation of derivative instruments*	(5)	—	—
Additional minimum pension fund liability	(91)	—	—

Comprehensive income	70	28	106

*
There have been no releases to the income statement relating to the revaluation of derivative instruments.

        There are no taxation effects applicable to the above other comprehensive income items, other than the additional pension fund liability. This was shown net of US$ 26 million tax.

Accumulated other comprehensive income balances (based on South African GAAP numbers)

	Foreign Currency Translation Adjustments	Goodwill Written Off	Revaluation of Derivative Instruments	Additional Minimum Pension Liability	Total Accumulated Other Comprehensive Income
	(US$ million)
Balance—September 1999	(723)	(44)	—	—	(767)
Current period change	(248)	(9)	—	—	(257)

Balance—September 2000	(971)	(53)	—	—	(1,024)
Current period change*	(118)	—	8	—	(110)

Balance—September 2001	(1,089)	(53)	8	—	(1,134)
Current period change*	(62)	—	3	(91)	(150)

Balance—September 2002	(1,151)	(53)	11	(91)	(1,284)

*
There have been no releases to the income statement relating to the revaluation of derivative instruments.

Potlatch acquisition

        On May 13, 2002, we acquired Potlatch Corporation's coated woodfree paper business by purchasing Potlatch's Cloquet, Minnesota pulp and paper mill (the "Cloquet mill") as well as the brands, order books and working capital of the Cloquet mill and the brands, order books and inventories of Potlatch's Brainerd, Minnesota paper mill for an aggregate cash purchase price of US$ 483 million. We did not acquire Potlatch's Brainerd mill, which Potlatch has closed. The Groups' results include the results of Cloquet mill for the four and a half months since acquistion on May 13, 2002.

        The acquisition of the Cloquet mill was accounted for under the purchase method of accounting.

        Following the acquisition of the Cloquet mill, the Group completed the valuation of the assets and liabilities of the Cloquet mill during fiscal 2002. The valuation resulted in no goodwill.

        The following table presents pro forma results of the Group's operations for the years ended September 2002 and September 2001 as though the acquisition of the Cloquet mill had taken place at the beginning of each of the periods presented below:

	2002	2001
	(US$ million)
Sales	3,964	4,627
Operating income	352	430
Net profit for the year	198	126
Basic earnings per share (US cents)	86	54
Diluted earnings per share (US cents)	85	54

        The unaudited pro forma consolidated financial information does not purport to represent what the Group's financial position or results would actually have been if these transactions had occurred at such dates or to project the Group's future results of operations.

        There are certain agreement and indemnification provisions included in the Asset Purchase Agreement that continue to apply following the closing, including a non-compete covenant agreed by Potlatch. This could result in future costs but the likelihood of these arising is remote.

The Sappi Limited Share Incentive Trust

        Refer note 32 for details of this trust.

        The following table summarises the status of Share Options and Allocation Share Options outstanding and exercisable as of September 2002:

Share options outstanding			Share options exercisable
Range of exercise price (US$)	Number	Wtd avg remaining life	Wtd avg exercise price (US$)*	Number	Wtd avg exercise price (US$)*
1.89 to 2.18	885,800	70 months	2.02	594,840	2.01
3.31	75,800	53 months	3.31	75,800	3.31
4.65 to 6.85	1,717,217	69 months	5.01	554,697	5.05
10.66 to 13.96	402,000	90 months	13.88	—	—

	3,080,817			1,225,337

Allocation Shares Options outstanding			Allocation Shares Options exercisable
Range of exercise price (US$)	Number	Wtd avg remaining life	Wtd avg exercise price (US$)*	Number	Wtd avg exercise price (US$)*
1.89 to 2.61	719,800	70 months	2.11	495,460	2.11
3.31 to 4.65	699,990	73 months	4.30	247,918	3.85
5.11 to 7.21	649,300	65 months	5.33	245,920	5.23
11.56 to 13.96	709,900	90 months	13.90	—	—

	2,778,990			989,298

*
The share options are issued in South African Rands. They have been translated at the closing rate for the year of US$ 1 to ZAR 10.5400 (September 2001: US$ 1 to ZAR 8.9386).

        533,350 Trust shares (September 2001: 220,300) were granted at a weighted average exercise price per share of US$ 13.20 (September 2001: US$ 6.27).

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

	2002	2001
US GAAP net profit as reported	US$ 252 million	US$ 153 million
Pro forma US GAAP net profit	US$ 247 million	US$ 146 million
US GAAP basic earnings per share as reported	110 US cents	66 US cents
Pro forma US GAAP basic earnings per share	108 US cents	63 US cents
US GAAP diluted earnings per share as reported	108 US cents	65 US cents
Pro forma US GAAP diluted earnings per share	106 US cents	62 US cents

        The weighted average fair value of the Share Options granted in 2002 is estimated as US$ 4.13 (September 2001: US$ 2.40) on the date of grant. The exercise price was equal to the market price of the ordinary shares on the grant date for all of the Share Options granted during 2001 and 2000. The weighted average fair value of the Allocation Share Options granted in 2002 is estimated as US$ 4.34 (September 2001: US$ 2.39) on the date of grant. The foregoing impact on compensation costs, calculated in accordance with the fair value method described in SFAS 123, was determined under the Black-Scholes method using the following weighted average assumptions:

Share Options	2002	2001
Risk-free interest rate	5.6%	6.9%
Expected life	5 years	5 years
Expected volatility	40%	45%
Expected dividends	2.4%	3.0%
Allocation Shares	2002	2001
Risk-free interest rate	5.6%	6.9%
Expected life	3 months	3 months
Expected volatility	40%	45%
Expected dividends	2.4%	3.0%

New accounting standards

        The South African Accounting Practices Board ("APB") issued statement AC 137 "Agriculture" in November 2001. This statement is effective for financial statements periods beginning on or after 1 January 2003. The objective of this statement is to prescribe the accounting treatment and related financial statement presentation and disclosures for agricultural activity, which is the management of the transformation of biological assets (living animals or plants) into agricultural produce or into additional biological assets. The Group will adopt AC 137 in financial year September 2004 and is currently evaluating the effects of the statement.

        The APB issued exposure draft ED 155 "Improvements" in May 2002 and does not yet have an effective date for implementation. This exposure draft is on improvements to South African Accounting Standards and proposes substantial revisions to the certain standards and lesser revisions to some others. The Group will adopt ED 155 when it becomes effective and is currently evaluating the effects of the exposure draft.

        The APB issued exposure draft ED 157 "Financial instruments: disclosure and presentation and Financial instruments: recognition and measurement" in June 2002 and does not yet have an effective date for implementation. This exposure draft proposes significant amendments to the two South African Accounting Standards dealing with accounting for financial instruments, AC 125 and AC 133. The Group will adopt ED 157 when it becomes effective and is currently evaluating the effects of the exposure draft.

        The APB issued exposure draft ED 159 "Accounting for secondary tax on companies (STC)" in September 2002 and does not yet have an effective date for implementation. This exposure draft addresses the accounting treatment and disclosure requirements of STC in an entity's financial statements. The Group will adopt ED 159 when it becomes effective and is currently evaluating the effects of the exposure draft.

        The APB issued exposure draft ED 160 "Share-based payments" in November 2002 and does not yet have an effective date for implementation. The objective of this exposure is to ensure that an entity recognises all share-based payment transactions in its financial statements, measured at fair value, so as to provide high quality, transparent and comparable information to users of financial statements. The Group will adopt ED 160 when it becomes effective and is currently evaluating the effects of the exposure draft.

        In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangibles". This statement is effective for financial statements for periods beginning on or after 15 December 2001. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognised in the financial statements. The Group will adopt SFAS No. 142 in financial year September 2003 and is currently evaluating the effects of the statement.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement is effective for financial statements for periods beginning on or after 15 June 2002. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. As used in this statement, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. This statement amends SFAS Statement No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies". The Group will adopt SFAS No. 143 in financial year September 2003 and is currently evaluating the effects of the new statement.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement is effective for financial statements for periods beginning on or after 15 December 2001. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). This statement also amends ARB No. 51, "Consolidated Financial

Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Group will adopt SFAS No. 144 in financial year September 2003 and is currently evaluating the effects of the new statement.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS No. 145 requires that certain gains and losses from extinguishments of debt no longer be classified as an extraordinary item. SFAS No. 145 is effective for fiscal years beginning after 15 May 2002. The Group will adopt FASB No. 145 in financial year September 2003 and we do not expect the adoption of the new statement to have a material effect on our financial statements.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognised and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect the adoption of the new statement to have a material effect on our financial statements.

39.    DIRECTORS REMUNERATION

Non-Executive Directors

        Directors are normally remunerated in the currency of the country in which they live or work from. The remuneration is translated into US dollars (the Group's reporting currency) at the average exchange rates prevailing during the reporting year. Directors' fees are established in local currencies to reflect market conditions in those countries. Non-Executive Directors' fees reflect their services as Directors and services on various sub-committees on which they serve, and the quantum of committee fees depends on whether the Director is an ordinary member or a chairman of the committee.

        The extreme volatility of currencies, in particular the Rand/US Dollar exchange rate in the past year, caused severe distortion of the relative fees paid to individual Directors. Non-Executive Directors' fees are proposed by the Executive Committee, agreed by the Human Resources committee, and approved by the Board.

		2002			2001
Director	Country of Residence	Board Fees	Committee Fees	Total	Board Fees	Committee Fees	Total
		(US$)
DC Brink	South Africa	9,393	8,539	17,932	11,562	10,493	22,055
TL de Beer	South Africa	9,393	11,386	20,779	11,562	14,012	25,574
JS Chalsty	United States	37,500	33,750	71,250	35,000	31,500	66,500
M Feldberg*	United States	22,950	—	22,950	—	—	—
WE Hewitt#	South Africa	4,365	—	4,365	11,562	—	11,562
DNA Hunt-Davis	South Africa	9,393	11,386	20,779	11,562	10,493	22,055
K de Kluis	Belgium	36,397	33,088	69,485	33,119	30,239	63,358
D Konar*	South Africa	5,757	506	6,263	—	—	—
KR Lechmere-Oertel#	South Africa	4,365	1,328	5,693	11,562	3,519	15,081
FA Sonn	South Africa	9,393	2,846	12,239	11,562	—	11,562
AGJ Vlok	South Africa	9,393	—	9,393	11,562	—	11,562

		158,299	102,829	261,128	149,053	100,256	249,309

*
Appointed in March 2002.

#
Retired in February 2002.

Executive Directors

		2002
Director	Country of Residence	Salary	Bonuses and performance related payments	Sums paid by way of expense allowance	Contributions paid under a pension and medical aid scheme	Benefit received from Credit Scheme Share Funding	Total
		(US$)
MR Haymon	United States	785,000	161,700	—	70,992	2,020	1,019,712
JL Job	South Africa	165,466	67,794	3,840	43,984	—	281,084
W Pfarl	Belgium	439,183	199,007	—	86,517	—	724,707
WH Sheffield**	United Kingdom	565,606	117,673	43,586	121,745	30,160	878,770
DG Wilson	South Africa	133,183	80,926	2,304	35,810	—	252,223
E van As	South Africa	376,083	240,592	3,172	96,918	—	716,765

		2,464,521	867,692	52,902	455,966	32,180	3,873,261

**
Appointed in May 2001.

Executive Directors

		2001
Director	Country of Residence	Salary	Bonuses and performance related payments	Sums paid by way of expense allowance	Contributions paid under a pension and medical aid scheme	Benefit received from Credit Scheme Share Funding	Total
		(US$)
MR Haymon	United States	762,500	526,000	—	61,227	39,835	1,389,562
JL Job	South Africa	177,768	142,213	4,213	40,575	—	364,769
W Pfarl	Belgium	410,150	248,922	—	89,683	—	748,755
WH Sheffield**	United Kingdom	230,762	—	10,574	46,368	—	287,704
DG Wilson	South Africa	144,303	125,348	1,974	33,319	—	304,944
E van As	South Africa	392,884	357,319	3,263	86,712	—	840,178

		2,118,367	1,399,802	20,024	357,884	39,835	3,935,912

**
Appointed in May 2001.

        Executive Directors are paid remuneration packages which aim to be competitive in the countries in which they live and work, and they are generally paid in the currency of those countries. Our pay philosophy aims to provide executives with remuneration which allows them to enjoy similar and appropriate standards of living and at the same time to create wealth equally no matter where they live and work.

        Whilst the payment of executives in different currencies creates perceived inequities, due attention is given to ensure that internal equity exists and is maintained, through comparisons against cost of living indices and the manner in which pay is structured in the various countries.

        Bonus and performance related payments are based on corporate and individual performance. Under this, executives may be awarded up to 91% of annual salary if group and personal performances objectives as agreed by the Human Resources Committee are met. Bonuses relate to amounts paid in the current year, but based on the previous year's performance.

        Average exchange rates for the year concerned are again applied in the tables in converting the currency of payment into US dollars.

Details of Directors' service contracts

        The Executive Directors have service contracts with notice periods of 18 months or less. These notice periods are in line with international norms for Executive Directors.

        The Non-Executive Directors do not have service contracts with the Company.

        None of the Directors have provisions for pre-determined compensation on termination of their contracts exceeding eighteen month's salary and benefits in kind.

40.    DIRECTORS INTERESTS

        The following table sets out the Directors' interests in shares in Sappi Limited. For the purpose of this table, Directors interests are those in shares owned either directly or indirectly as well as those shares in respect of which Directors have vested obligations to purchase shares or repay loans in terms of the Sappi Limited Share Incentive Trust, but for which they have not yet paid.

	30 September 2002			30 September 2001
	Direct Interests			Direct Interests
			Indirect Interests			Indirect Interests
		Vested Obligations to Purchase or repay loans			Vested Obligations to Purchase or repay loans
Director
	Beneficial		Beneficial	Beneficial		Beneficial
Non-Executive Directors
DC Brink	—	—	10,000	—	—	10,000
TL de Beer	—	—	—	—	—	—
JS Chalsty	10,000	—	—	10,000	—	—
M Feldberg*	—	—	—	Appointed as Director in 2002
WE Hewitt#	Retired as Director			49,630	—	—
DNA Hunt-Davis	—	—	—	1,000	—	—
K de Kluis	4,000	—	—	4,000	—	—
D Konar*	—	—	—	Appointed as Director in 2002
KR Lechmere-Oertel#	Retired as Director			25,070	—	—
FA Sonn	—	—	—	—	—	—
AGJ Vlok	25,000	—	—	35,000	—	—
Executive Directors
MR Haymon	32,920	8,000	—	32,920	53,714	—
JL Job	1,941	21,000	—	1,941	26,000	—
W Pfarl	—	15,000	—	—	12,000	—
WH Sheffield**	—	10,000	—	—	—	—
DG Wilson	2,992	23,000	—	2,992	13,000	—
E van As	222,146	205,000	120,490	297,196	112,000	55,990

TOTAL	298,999	282,000	130,490	459,749	216,714	65,990

*
Appointed in March 2002.

**
Appointed in May 2001.

#
Retired in February 2002.

41.    DIRECTORS PARTICIPATION IN THE SAPPI LIMITED SHARE INCENTIVE TRUST

Share options and Shares allocated

        The following table sets out all share options (whether vested or unvested) and all other unvested share allocations to each Executive Director in terms of the Sappi Limited Share Incentive Trust. Non-Executive Directors do not have any Share Allocations nor Share Options.

	Share allocations held at September 2002			Share allocations held at September 2001
Director	Number of shares held	Weighted average of allocated price	Weighted average remaining life	Number of shares held	Weighted average of allocated price	Weighted average remaining life
Executive Directors
MR Haymon	111,000	R 42.00	69 months	159,000	R 37.50	80 months
JL Job	112,000	R 73.75	77 months	113,000	R 45.68	84 months
W Pfarl	150,000	R 61.06	73 months	163,000	R 35.43	80 months
WH Sheffield	120,000	R 82.55	82 months	100,000	R 61.00	91 months
DG Wilson	125,000	R 61.33	75 months	126,000	R 38.55	82 months
E van As	225,000	R 63.52	73 months	268,000	R 35.75	76 months

TOTAL	843,000			929,000

Sales of Sappi Limited Share Incentive Trust shares

	Sales of Sappi Limited Share Incentive Trust shares for the year ended September 2002
Director	Date Sold	Number of shares sold	Allocation Price	Market value at date of sale	Gains on shares sold US$*
Executive Directors
MR Haymon	22 March 2002	48,000	R 19.90	R 159.34	582,568
		2,000	R 22.10	R 159.34	23,891
	23 May 2002	5,000	R 22.10	R 146.00	61,337
		2,000	R 56.75	R 145.36	17,547
		18,000	R 22.10	R 145.36	219,671
	26 June 2002	2,000	R 22.10	R 147.00	24,194
		3,000	R 53.85	R 147.00	27,065
		714	R 56.75	R 146.50	6,206
		9,000	R 22.10	R 146.50	108,436
		4,000	R 53.85	R 146.50	35,893
JL Job	19 November 2001	16,000	R 39.00	R 96.20	94,892
	23 May 2002	20,000	R 53.85	R 146.50	183,465
W Pfarl	27 March 2002	24,000	R 19.90	R 148.85	269,935
		16,000	R 22.10	R 148.85	176,886
WH Sheffield		—	—	—	—
DG Wilson	14 May 2002	16,000	R 21.30	R 144.98	195,735
E van As		—	—	—	—

TOTAL		185,714			2,027,721

	Sales of Sappi Limited Share Incentive Trust shares for the year ended September 2001
Director	Date Sold	Number of shares sold	Allocation Price	Market value at date of sale	Gains on shares sold US$*
Executive Directors
MR Haymon	19 June 2001	13,000	R 56.75	R 71.25	23,450
JL Job	8 May 2001	16,000	R 39.00	R 75.17	72,376
W Pfarl	6 March 2001	40,000	R 19.90	R 67.75	245,306
WH Sheffield	—	—	—	—	—
DG Wilson	6 March 2001	16,000	R 21.30	R 69.10	98,020
E van As	9 February 2001	45,000	R 19.90	R 60.00	227,124
		40,000	R 22.10	R 60.00	190,812

TOTAL		170,000			857,088

*
Converted from South African Rands to US Dollars at the exchange rates on the date of sale.

SAPPI

GROUP FINANCIAL STATEMENT SCHEDULE
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

for the year ended September 2002

	Balance— beginning of year	Costs and expenses	Deductions (principally write-offs)	Foreign currency translation difference	Balance— end of year
	(US$ million)
Allowance for doubtful debts:
September 2000	14	6	(4)	(5)	11
September 2001	11	4	(1)	—	14
September 2002	14	1	2	—	17

S-1

QuickLinks

TABLE OF CONTENTS
OUR USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT
ACCOUNTING PERIODS AND PRINCIPLES
CURRENCY OF PRESENTATION AND EXCHANGE RATES
FORWARD-LOOKING STATEMENTS
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
RISK FACTORS
  ITEM 4. INFORMATION ON THE COMPANY
HISTORY AND DEVELOPMENT OF THE COMPANY
BUSINESS OVERVIEW
THE PULP AND PAPER INDUSTRY
SAPPI FINE PAPER
SAPPI FOREST PRODUCTS
SUPPLY REQUIREMENTS
ENVIRONMENTAL AND SAFETY MATTERS
ORGANISATIONAL STRUCTURE
PROPERTY, PLANTS AND EQUIPMENT
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. FINANCIAL INFORMATION
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16. [Reserved]
TABLE OF CONTENTS II
SIGNATURES
Certification Pursuant To Section 302 of The Sarbanes-Oxley Act of 2002
Certification Pursuant To Section 302 of The Sarbanes-Oxley Act of 2002
SAPPI
REPORT OF THE INDEPENDENT AUDITORS TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SAPPI LIMITED
SAPPI GROUP INCOME STATEMENT for the year ended September 2002
SAPPI GROUP BALANCE SHEET at September 2002
SAPPI GROUP CASH FLOW STATEMENT for the year ended September 2002
SAPPI GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY for the year ended September 2002
SAPPI NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS for the year ended September 2002
SAPPI GROUP FINANCIAL STATEMENT SCHEDULE SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS for the year ended September 2002