Form 20-F
period 2003-09-28
SAPPI LTD
filed 2003-12-19
CIK 1072483

Use these links to rapidly review the document
TABLE OF CONTENTS
SAPPI FINANCIAL INDEX

As filed with the Securities and Exchange Commission on December 19, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 28, 2003

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

  •
  references to "market share" are based upon sales volumes in a specified geographic region during the fiscal year ended September 28, 2003; and

  •
  references to "the Potlatch acquisition" are to the acquisition on May 13, 2002 of Potlatch Corporation's coated fine paper business in an asset purchase. The acquisition included Potlatch's Cloquet, Minnesota pulp and paper mill as well as the brands, order book and working capital of the Cloquet mill and the brands, order book and inventories of Potlatch's Brainerd, Minnesota paper mill for an aggregate purchase price of $483 million. We did not acquire Potlatch's Brainerd mill, which Potlatch has closed.

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

ACCOUNTING PERIODS AND PRINCIPLES

        Unless otherwise specified, all references in this Annual Report to a "fiscal year" and "year ended" of Sappi Limited refer to a twelve-month financial period. All references in this Annual Report to fiscal 2003, fiscal 2002, fiscal 2001, fiscal 2000 or fiscal 1999 or the year ended September 2003, 2002, 2001, 2000 or 1999 refer to Sappi Limited's twelve-month financial periods ended on September 28, 2003, September 29, 2002, September 30, 2001, September 27, 2000 and September 29, 1999, respectively; references in this Annual Report to fiscal 2004 refer to the period beginning September 29, 2003 and ending September 27, 2004. Our Group annual financial statements included elsewhere in this Annual Report have been prepared in conformity with South African generally accepted accounting principles ("South African GAAP" or "SA GAAP"), which differ in certain significant respects from United States generally accepted accounting principles ("United States GAAP" or "US GAAP"); see note 38 to our Group annual financial statements included elsewhere in this Annual Report. On May 13, 2002, we acquired the coated fine paper business of Potlatch Corporation. Our Group annual financial statements for the year ended September 2002 include the results for the acquired coated fine paper business since its acquisition.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

        We publish our Group annual financial statements and all financial data presented in this Annual Report in US dollars on a nominal (non-inflation adjusted) basis. For information regarding the conversion to US dollars in fiscal 2003, 2002 and 2001, see note 2 to our Group annual financial statements included elsewhere in this Annual Report.

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

	Year Ended September
	2003	2002	2001	2000	1999
	(US$ in million, except per share and number of shares data)
Consolidated Income Statement Data:
South African GAAP:
Sales(1)	4,299	3,729	4,184	4,718	4,422
Operating profit	286	389	446	672	395
Net profit	149	220	138	363	114
Basic earnings per share (US cents)	65	95	59	153	51
Diluted earnings per share (US cents)	64	94	59	151	51
Dividends per share (US cents)(3)	29	28	26	25	19
United States GAAP:
Sales(1)	4,299	3,729	4,184	4,718	4,422
Operating profit(2)	282	400	273	704	418
Extraordinary items(2)	—	6	5	10	5
Net profit	154	236	130	366	141
Basic earnings per share (US cents)	68	103	56	156	64
Diluted earnings per share (US cents)	67	102	56	153	62
Dividends per share (US cents)(3)	29	28	26	25	19
Consolidated Balance Sheet Data:
South African GAAP:
Total assets(4)	5,835	4,733	4,563	4,841	5,334
Operating assets(5)	5,206	4,473	4,055	4,437	4,997
Total long-term borrowings	1,742	1,455	1,012	1,278	1,404
Shareholders' equity	1,958	1,601	1,503	1,618	1,436
United States GAAP:
Total assets(4,6)	6,095	4,931	4,766	5,056	5,615
Operating assets(5)	5,470	4,672	4,258	4,652	5,278
Total long-term borrowings	1,875	1,569	1,119	1,359	1,483
Shareholders' equity	1,909	1,572	1,553	1,669	1,499

Other Information:
South African GAAP:
EBITDA(7)	654	724	590	1,037	686
Weighted average number of ordinary shares in issue (in million)	229.1	230.2	232.8	236.9	223.8
United States GAAP:
EBITDA(7)	666	743	618	1,070	784
Weighted average number of ordinary shares (in million)	227.6	228.8	230.9	234.5	221.4

(1)
Sales are defined in note 2 to our Group annual financial statements included elsewhere in this Annual Report.
(2)
Certain items, which are included under Non-trading loss (profit) under SA GAAP, are included under Operating profit and others under Extraordinary items for US GAAP. For more information refer to note 38 to our Group annual financial statements included elsewhere in this Annual Report.
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
(4)
Cash and overdraft have been restated to gross up amounts previously set-off where no legal right of set-off existed. The impact thereof was to increase both cash and overdraft by US$130 million as at September 2003 (September 2002: US$92 million; September 2001: US$59 million and September 2000: US$73 million). There has been no effect on net income or shareholders' equity.
(5)
Operating assets are defined in note 34 to our Group annual financial statements included elsewhere in this Annual Report.
(6)
US GAAP restricts the ability to offset to where the right of set-off exists between two parties (that is, where a debtor-creditor relationship exists), however, US GAAP does not permit set-off under three party netting agreements. Consequently, the relevant assets and liabilities have been restated and increased by US$90 million for September 2003, (September 2002: US$71 million; September 2001: US$64 million; September 2000: US$60 million and September 1999: US$67 million), with no effect on net income or shareholders' equity.
(7)
In connection with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit and recalculated EBITDA. As a result our definition has been amended to retain non-trading profit/loss and minority interest as part of EBITDA. EBITDA represents earnings before interest (net finance costs), tax, depreciation and amortisation (including fellings). We use EBITDA as an internal measure of performance and believes it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under SA GAAP or US GAAP. EBITDA is not a measure of performance under SA GAAP or US GAAP. EBITDA should not be construed as an alternative to operating profit as an indicator of the company's operations in accordance with SA GAAP or US GAAP. EBITDA is also presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes. However, EBITDA is presented on a Group basis, and there are regulatory and contractual limitations on our businesses' ability to transfer funds among each other. We may also incur tax costs with these transfers. As a result, EBITDA generated by one business may not be available to make payments on borrowings by another business. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully. See note 7 to our Group annual financial statements included elsewhere in this Annual Report for an explanation of the computation of net finance costs.

  The following table reconciles Net profit to EBITDA.

	Year Ended September
	2003	2002	2001	2000	1999
	(US$ in million)
South African GAAP:
Net profit	149	220	138	363	114
Add back:
Depreciation and amortisation (fellings)	395	352	351	380	381
Net finance costs	90	74	92	97	145
Taxation	20	78	9	197	46

EBITDA	654	724	590	1,037	686
United States GAAP:
Net profit	154	236	130	366	141
Add back:
Depreciation and amortisation (fellings)	385	349	350	388	387
Net finance costs	90	74	92	98	157
Taxation	37	84	46	218	99

EBITDA	666	743	618	1,070	784

RISK FACTORS

        In addition to other information contained in this Annual Report, you should carefully consider the following factors before deciding to invest in our ordinary shares and American Depository Shares ("ADSs"). There may be additional risks that we do not currently know of or that we currently deem immaterial based on the information available to us. Our business, financial condition or results of operations could be materially adversely affected by any of these risks, resulting in a decline in the trading price of our ordinary shares and ADSs.

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

        The majority of our fine paper sales consist of sales to merchants. The pricing of products for merchant sales can generally be changed upon between 30 to 90 days advance notice to the merchant. Sales to converters may be subject to longer notice periods for price changes. Such notice periods generally would not exceed 6 to 12 months. In southern Africa, we have entered into longer-term fixed-price agreements of between 6 to 12 months duration for primarily packaging paper and newsprint sales with domestic customers. Such agreements accounted for less than 5% of consolidated sales during fiscal 2003.

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

        We have a policy of externally insuring high severity, low frequency risk and self-insuring the balance. The events of September 11, 2001, and property damage losses seriously affected the insurance industry, and led to significant premium increases over the last few years in some of the components of our insurance structure. However, we successfully placed the renewal of our fiscal 2004 insurance cover in November 2003 at rates substantially lower than fiscal 2003. Self-insured deductibles for any one property damage occurrence have remained at $25 million, with a reduced aggregate limit of $40 million for fiscal 2004, compared to an aggregate limit of $75 million in fiscal 2003. Insurers have withdrawn cover for losses from acts of terrorism under the usual property damage policies. Although we may have been able to secure limited cover for that risk separately, we have decided not to take separate cover for losses from acts of terrorism. While this decision was given careful consideration and we believe it is in line with industry practice, it is an exception from our normal policy and the loss we might suffer from an act of terrorism could be material to our business.

        From fiscal 2002, contrary to previous years, we were not able to cover property damage and losses from business interruption and machinery breakdown to full value. While we believe our insurance provides adequate coverage for reasonably foreseeable losses we are working on improved enterprise risk management to lower the risk of incurring losses from uncontrolled incidents. We are unable to assure you that actual losses will not exceed our coverage or that such excess will not be material.

New technologies or changes in consumer preferences may affect our ability to compete successfully.

        We believe that new technologies or novel processes may emerge and that existing technologies may be further developed in the fields in which we operate. These technologies or processes could have an impact on production methods or on product quality in these fields. Unexpected rapid changes in employed technologies or the development of novel processes that affect our operations and product range could render the technologies we utilise or the products we produce obsolete or less competitive in the future. Difficulties in assessing new technologies may impede us from implementing them and competitive pressures may force us to implement these new technologies at a substantial cost. Any such development could materially and adversely impact our revenues or net profits or both.

        Consumer preferences may change as a result of the availability of alternative products or of services such as electronic media or the internet, which could impact consumption of our products.

Risks Related to Our Business

Our indebtedness may impair our financial and operating flexibility.

        Our ratio of total interest-bearing borrowings to shareholders' equity has improved significantly in recent years, from 142% at September 1999, to 98% at September 2003. At September 2003, our total interest-bearing borrowings was $1,912 million.

        We are subject to South African exchange controls, which inhibit the free flow of funds from South Africa and can restrict activities of all subsidiaries of the Sappi Group. These exchange controls have affected the geographic distribution of our debt. As a result, acquisitions in the United States and Europe were financed with indebtedness incurred by companies in those regions. The level of our debt has important consequences. For example, our ability to obtain additional financing may be limited, which could limit, among other things, our ability to exploit growth opportunities; a substantial portion of our cash flow from operations may be required to make debt service payments; we are exposed to increases in interest rates because a portion of our debt bears interest at variable rates; we may be more leveraged than certain of our competitors; we may be more vulnerable to economic downturns and adverse changes in our business; and our ability to withstand competitive pressure may be more limited.

        In addition, certain of our financing arrangements contain covenants and conditions that restrict the activities of certain Group companies.

        Exchange control restrictions may restrict the transfer of funds directly or indirectly between our subsidiaries or between the parent company and our subsidiaries. We may also incur significant tax costs in connection with these transfers of funds. As a consequence, the ability of Sappi Limited or any of our subsidiaries to make scheduled payments on its debt will depend on its financial and operating performance, which will depend on various factors beyond our control, such as prevailing economic and competitive conditions. If Sappi Limited or any of our subsidiaries is unable to achieve operating results or otherwise obtain access to funds sufficient to enable it to meet its debt service obligations, it could face substantial liquidity problems. As a result, it might need to delay investments or dispose of material assets or operations. The timing of and the proceeds to be realised from any such disposition would depend upon circumstances at the time.

Labour agreements are under negotiation at several of our mills.

        The labour contracts for Westbrook and Somerset are currently being negotiated. The Westbrook and Somerset contracts expired in May 2002 and January 2003 respectively, and the affected parties are working under contract extensions. Collective labour agreements have been renegotiated for all sites in Europe during the current year, with minor disruption to operations at only one site. Contracts expire in 2004 and 2005 and were settled on terms consistent with current economic frameworks. Muskegon's contract will expire in June 2004. While we anticipate reaching agreements on new contracts at all affected sites, and do not expect a work stoppage to occur, in the event that agreements cannot be reached and a prolonged work stoppage that results in a curtailment of output ensues at any or all such sites, our business could be adversely affected.

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

        Since the adoption of the euro by the European Union on January 1, 1999 (when the euro was trading at approximately $1.18 per euro), it has fluctuated against the US dollar to approximately $1.15, $0.98 and $0.92 per euro at the end of fiscal 2003, 2002 and 2001, respectively. It reached a low of approximately $0.83 per euro on October 25, 2000 and, on December 8, 2003, was trading at approximately $1.22 per euro.

        In recent years, the value of the Rand against the US dollar has fluctuated considerably. It has moved against the US dollar to approximately R7.13, R10.54 and R8.94 per US dollar at the end of fiscal 2003, 2002 and 2001, respectively. The Rand reached a low of approximately R13.90 per US dollar on December 21, 2001. Since then, it has appreciated and on December 8, 2003 was trading at approximately R6.41 per US dollar.

        For further information, see notes 17 and 33 to our Group annual financial statements included elsewhere in this Annual Report and "Item 5—Operating and Financial Review and Prospects—Operating Results—Overview—Inflation and Foreign Exchange".

There are risks relating to South Africa that could affect your investment in our Company.

        We are incorporated in South Africa and own operations in southern Africa. As a result, there are risks relating to South Africa, which could affect an investment in our Company. These risks arise from the fact that we are subject to various economic, fiscal, monetary, regulatory, operational and political policies and factors that affect South African companies and their subsidiaries generally. See "Item 5—Operating and Financial Review and Prospects—South African Economic and Political Environment", "Item 5—Operating and Financial Review and Prospects—Foreign Exchange, Inflation and Interest Rates" and "Item 5—Operating and Financial Review and Prospects—South African Exchange Controls". Certain of these risks, for example regulatory and operational risks, are limited by the fact that in fiscal 2003, 24% of our sales emanated from southern Africa, 44% from Europe and 32% from North America, and 30% of our operating assets were located in southern Africa, 38% in Europe and 32% in North America. We did, however, derive 46% of our operating profit in fiscal 2003 from our South African operations.

We face certain risks in dealing with HIV/AIDS which may have an adverse effect on our southern African operations.

        There is a serious problem with HIV/AIDS infection among our southern African workforce, as there is in southern Africa generally. The HIV/AIDS infection rate of our southern African workforce is expected to increase over the next decade. The costs and lost worker's time associated with HIV/AIDS may adversely affect our southern African operations.

Several customers account for a significant amount of our revenues.

        We sell a significant portion of our products to several major customers, including Buhrmann NV, which was acquired by Paperlinx Ltd. in November 2003, Unisource Worldwide Inc. and International Paper Company. Any adverse development affecting our principal customers or our relationships with our principal customers could have an adverse effect on our business and results of operations. See "Item 4—Business Review—Marketing and Distribution—Sappi Fine Paper—Customers" and "Item 4—Business Review—Marketing and Distribution—Sappi Forest Products—Customers".

Risks Related to Our Shares

Your ability to sell a substantial number of ordinary shares may be restricted by the limited liquidity of shares held on the JSE Securities Exchange South Africa.

        The principal trading market for the ordinary shares of Sappi Limited is the JSE Securities Exchange South Africa ("JSE") (formerly the Johannesburg Stock Exchange). Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major international markets. In fiscal 2003, 225 million ordinary shares of Sappi Limited were traded on the JSE and 49 million ADSs were traded on the New York Stock Exchange. See "Significant shareholders may be able to influence the affairs of our Company", "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders", "Item 9—The Offer and Listing—Offer and Listing Details" and "Item 9—The Offer and Listing—Markets".

Significant shareholders may be able to influence the affairs of our Company.

        Although our investigation of beneficial ownership of our shares identified only four beneficial owners of more than 5% of our ordinary shares, holding a total of less than 23%, as shown in our shareholders' register at September 26, 2003, the four largest shareholders of record, three of which are nominees that hold shares for a multitude of beneficial owners, owned approximately 86.8% of our ordinary shares. See "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders".

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

        Until 1990, we primarily expanded our operations within southern Africa. Since 1990, we have grown through acquisitions outside of southern Africa, such that for fiscal 2003, 87% of our sales and 54% of our operating profit, respectively, were generated, and 70% of our operating assets were located, outside southern Africa and principally in North America and Europe. In December 1994, Sappi and a group of financial investors acquired S.D. Warren Company, the market leader in the United States in coated fine paper and a major producer of other speciality paper products. It now conducts business as Sappi Fine Paper North America. In December 1997, we acquired a 91.5% ownership interest in KNP Leykam, the leading European producer of coated fine paper. KNP Leykam now conducts business as Sappi Fine Paper Europe. On May 13, 2002, we acquired Potlatch Corporation's coated fine paper business by purchasing Potlatch's Cloquet, Minnesota pulp and paper mill as well as the brands, order books and working capital of the Cloquet mill and the brands, order books and inventories of Potlatch's Brainerd, Minnesota paper mill for an aggregate cash purchase price of $483 million. We did not acquire Potlatch's Brainerd Minnesota paper mill, which Potlatch sold to Missota Paper Company LLC.

        For information on our principal investments and capital expenditures, see the description of our business in "—Business Overview" and "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

        We currently have our primary listing on the JSE and have secondary listings on the New York, London and Frankfurt Stock Exchanges.

BUSINESS OVERVIEW

Business Strategy

        Our objective for the coming years is to build on our position as the global leader in the coated fine paper market, which was from the beginning of the 1990's one of the fastest growing market sectors in the paper industry, as well as the dissolving pulp market and to support this with a high level of economic pulp integration. These represent our core products and sectors in the paper and forest products industry. The key elements of our business strategy are and have been as follows:

Strengthen our leadership position in our core businesses through organic growth and selective acquisitions.

        We believe that opportunities for further consolidation remain in our sector. We intend to be at the forefront of this consolidation, aiming to strengthen our position in Europe, North America, and eventually Asia. We intend to focus on investment and acquisition opportunities that fit our strategies, that offer a potential return that exceeds our expected cost of capital and that in the medium term are more advantageous than buying back our shares.

Maintain a global presence.

        One of Sappi's key strengths is our geographically diverse business base. We have a significant presence in each of Europe, North America, Africa and a modest presence in Asia, which we over the past ten years have built largely through strategic acquisitions. We will continue to pursue a strategy of geographic diversification supported by leading market positions.

Maintain a high level of economic pulp integration.

        We intend to maintain a high level of economic pulp integration, which helps reduce the impact of pulp price volatility on our earnings.

Maintain cost efficient asset base and invest to increase efficiency/productivity.

        We believe our asset base represents some of the lowest cost and most efficient assets in the coated fine paper sector in the world. We maintain a rigorous focus on costs, and actively manage our asset base, including divesting or closing non-performing assets. We have closed 13 paper machines since 1994, including recent closures of our Mobile mill in North America and the Transcript mill in the United Kingdom and we announced the closure of the Number 14 paper machine in Westbrook.

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

The Pulp and Paper Industry

        The paper industry is generally divided into the printing and writing paper segment, consisting of newsprint, groundwood paper and fine paper, and the packaging segment, consisting of containerboard, boxboard and sackkraft.

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
Dissolving pulp
Manufactured by similar processes to paper pulp, but purified further to leave virtually pure cellulose fibres. Dissolving pulp is used in the manufacture of a variety of cellulose textile products, including viscose staple fibre (e.g., rayon), solvent spun fibre (e.g., lyocell) and filament. It is also used in various other cellulose-based applications in the food, cigarette, chemical and pharmaceutical industries, such as the manufacture of acetate (used in the manufacturing of cigarette filter tips), microcrystalline cellulose, ethers and moulding powders. The purity of the dissolving pulp determines its end use, with various textile products being manufactured from the viscose staple fibre (VSF) grade dissolving pulp. The purer grades of dissolving pulp are used for the various other cellulose-based applications.
Timber products:		Sawn timber for construction and furniture manufacturing purposes.

        The following table sets forth selected pulp and paper prices in certain markets for the periods presented.

	Year Ended September
	2003		2002		2001
	Low	High	Low	High	Low	High
Coated Fine Paper
100 gsm delivered Germany (euro per metric tonne)(1)	845	906	890	971	895	997
60 lb. delivered US (US$ per short tonne)(2)	740	755	720	840	800	960
Uncoated Fine Paper
50 lb. delivered US (US$ per short tonne)(3)	590	730	660	710	670	790
Paper Pulp
NBSK (US$ per metric tonne)(4)	420	560	380	500	450	710
Dissolving Pulp
92 alpha (US$ per metric tonne)(5)	500	630	470	525	540	765

(1)
100 gsm sheets, Pulp & Paper International (PPI) and Resource Information Systems Inc. (RISI).
(2)
60 lb. Coated Web, PPI and RISI.
(3)
50 lb. Offset, PPI.
(4)
Northern Bleached Softwood Kraft Pulp CIF Northern Europe, PPI.
(5)
Selected indicative prices, Sappi.

Fine Papers

        Our fine paper activities are divided into coated and uncoated fine paper and speciality paper grades. Our coated fine paper market share in the United States, Europe and southern Africa is approximately 25%, 20% and 58%, respectively, making us the largest producer of coated fine paper in the world.

        Coated fine Paper.    Coated fine paper has been one of the fastest growing market sectors in the paper industry through the 1980s and 1990s. Major end uses include high-end magazines, catalogues, brochures, annual reports and commercial printing. Coated fine paper is made from chemical pulp and is coated on one or both sides for use where high reprographic quality is required. The majority of coated fine paper production is coated on two sides, permitting quality printing on both sides of the paper. Paper that is coated on one side is used in special applications such as consumer product and mailing label applications. See "Item 5—Operating and Financial Review and Prospects—Markets".

        Uncoated Paper.    Uncoated fine paper represents the largest industry fine paper grade in terms of both global capacity and consumption. Uncoated fine paper is used for bond/writing and offset printing papers, photocopy papers, writing tablets (e.g., legal pads), speciality lightweight printing paper (e.g., bibles) and thin paper.

        The market for uncoated paper products generally follows cyclical trends, which do not necessarily coincide with cycles for coated paper but are impacted by capacity changes in uncoated fine paper output levels.

        Speciality Paper.    The high value-added speciality paper markets in which Sappi Fine Paper operates generally follow trends in the respective end use sectors in addition to changes in production capacity, output levels and cyclical changes in the world economy. Largely due to the highly specialised nature of speciality paper, price fluctuations have historically tended to lag and be less precipitous than price changes in the uncoated fine paper market.

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

        Over the past decade, kraft linerboard prices have ranged from $325 to $685 per metric tonne (CIF) in Northern Europe. As of October 2003, kraft linerboard prices were approximately $420 per metric tonne in Northern Europe. In the southern Africa domestic market, we have entered into medium-term contractual commitments with certain converters. These commitments include certain volume targets and, in some cases, as is customary in the market, fixed prices for periods of 12 months.

Groundwood Products

        Newsprint.    The Ngodwana mill produces newsprint. The worldwide market for newsprint is a low growth sector in the paper industry and was adversely affected during the early 1990s by substantial increased capacity and stagnating demand from, and cost-cutting measures imposed by major newsprint end-users. Over the past decade, the price of newsprint has ranged from a low of $420 per metric tonne in the second quarter of 1992 to a high of $750 per metric tonne in the fourth quarter of 1995 and the first quarter of 1996. In recent years, a significant increase in industry consolidation has stabilised the newsprint market and reduced segment over-capacity. As a result of the slowing economy, newsprint prices started to decline in the middle of 2001 from a peak of $625 in April 2001, to a low of $445 in July 2002. As of October 2003, the price of newsprint (delivered East Coast USA) had increased to approximately $520 per metric tonne.

        Coated Groundwood.    Coated groundwood paper, primarily used for magazines, catalogues and advertising materials, has been one of the fastest growing paper grades in the paper industry in recent years. The segment is also one of the most consolidated segments of the paper industry. Demand for coated magazine paper is influenced by magazine circulation and demand for advertising, and by the price difference relative to coated fine paper and to uncoated groundwood paper as substitution between these grades is possible, depending on quality requirements and price levels. Western European producers are the leading producers of coated groundwood globally. Rapid capacity expansion by leading producers in the early 1990s led to volatile pricing and the development of a significant export business from Europe, primarily to North America and Asia. Pricing development has been more stable in the past three years, but prices have declined recently due to weaker demand and the start-up of new capacity in the industry.

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

        NBSK market pulp prices, which increased steadily through the second half of fiscal 1997, were adversely affected during fiscal 1998 by declining pulp demand resulting from the Asian economic crisis. Pulp prices at the end of 1998 were 22% lower than at the beginning of the year. During the first quarter of 1999, pulp prices remained relatively stable at $460 per metric tonne, the lowest level since 1993. Since the end of March 1999, pulp prices increased significantly based on improved demand and limited net capacity growth. At the start of the third quarter of 2000, the NBSK market pulp price in Europe reached $710 per metric tonne. In line with the global economy, pulp demand has been low throughout 2002 and 2003 and price fluctuations have been driven primarily by supply management and the consequent impact on inventories. Accordingly, pulp prices fluctuated considerably with a difference of $125 per ton between the high and low of the NBSK price during fiscal 2003. The NBSK price was $470 in October 2002, $435 in January 2003, $560 in May and $510 in August. Indications are that the pulp market is improving as a result of production discipline and declining market pulp inventories with the NBSK price edging up to $560 per ton in November 2003.

        Market unbleached kraft pulp (UKP) is used in the production of packaging papers and for certain niche products such as oil and air filters. The market price of UKP generally follows the price trends of other paper pulp grades.

        Dissolving Pulp.    Prices of most dissolving pulps generally follow those of NBSK, although the cycle is generally less volatile. The manufacture of viscose staple fibre (VSF), for the textile industry, is the largest application in which dissolving pulp is used. Over the past decade, the price of VSF grade dissolving pulp has ranged from a high of over $1,000 per metric tonne in the fourth quarter of 1995, to a low of $470 per metric tonne in the second quarter of 2002. During the past year, prices have trended upwards from this 2002 low, and VSF grade dissolving pulp is currently, in the quarter ending December 2003, transacting at $600 per metric tonne. Prices of dissolving pulps used in applications other than for cellulose textile products, tend to be more stable and are not correlated to the price of NBSK. The manufacture of cellulose acetate (used in the manufacturing of cigarette filter tips) is the second largest application for dissolving pulp after VSF. The established market price for dissolving pulp used for cellulose acetate production is estimated to be in the $800 to $900 per metric ton range, established by competitive forces within this specific market.

Timber Products

        Our timber products operations are concentrated in South Africa and consist of sawn timber for the building industry and components for the furniture and packaging industry.

Business Review

        We are the world's largest producer of coated fine paper, with a market share of approximately 25% in the United States, 20% in Europe and greater than 58% in southern Africa. In addition, we are the world's largest producer of dissolving pulp, with a market share of approximately 16%.

        We are a geographically diverse global paper company with significant manufacturing operations on three continents and sales in over 100 countries. During fiscal 2003, we had sales of $4,299 million, operating profit of $286 million and net income of $149 million. We currently have a paper production capacity of approximately 5.1 million metric tonnes per annum, dissolving pulp production capacity of 600,000 metric tonnes per annum and paper pulp production capacity of 3.5 million metric tonnes per annum.

        Our operations are currently structured around two business units (segments):

  •
  Sappi Fine Paper, which has fine paper and related paper pulp businesses in North America, Europe and South Africa. Pursuant to the reorganisation of our North American and European fine paper shareholding, our fine paper interests are now held by Sappi Papier Holding GmbH in Austria; and

  •
  Sappi Forest Products, which produces commodity paper products (newsprint and packaging papers), pulp (including dissolving pulp and hardwood and softwood pulp) and forest and timber products (including pulpwood, sawlogs and sawn timber) for southern Africa and export markets. Sappi Forest Products is based in Johannesburg, South Africa.

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

        The chart set forth below represents the operational rather than the legal or ownership structure of Sappi as of November 2003. Units shown are not necessarily legal entities.

        The following table sets forth certain information with respect to our operations for, or as at the end of, the year ended September 2003.

	Sappi Fine Paper
	North America	Europe	South Africa	Sappi Forest Products	Corporate And Other	Total
	(US$ in million, tonnes in thousands)
Sales volume (tonnes)	1,383	2,233	300	2,759	—	6,675
Sales	1,384	1,903	270	742	—	4,299
Operating profit	43	112	35	101	(5)	286
Operating assets(1)	1,687	1,985	189	1,293	52	5,206

(1)
Operating assets as defined in note 34 to our Group annual financial statements included elsewhere in this Annual Report.

SAPPI FINE PAPER

Overview

        Sappi Fine Paper is the largest business sector of Sappi and contributed over 82% of our sales in fiscal 2003. It has the capacity to produce 4.3 million metric tonnes of paper per annum at its 15 paper and related paper pulp mills located on three continents. Sappi Fine Paper manages its business in three principal regions: Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Fine Paper South Africa. Sappi Fine Paper also manages the Nash mill in the United Kingdom, which operates as a separate business. This mill is no longer considered a core business and it may be divested at an appropriate time.

        The following chart sets forth certain information with respect to the mills and principal products of Sappi Fine Paper as of November 2003.

        The following table sets forth approximate annual production capacity with respect to Sappi Fine Paper's products.

	Annual Production Capacity
	North America	Europe(1)	South Africa		Total
Production capacity (000s tonnes):
Fine paper
Coated(2)	1,370	2,520	80		3,970
Uncoated(3)	—	70	260		330

Total	1,370	2,590	340		4,300
Paper pulp	1,010	640	160		1,810
Percentage paper pulp integration(4)	102%	43%	63	%(5)	66%

(1)
Includes the Nash mill under uncoated.
(2)
Includes coated fine paper, coated groundwood paper and speciality papers.
(3)
Includes 30,000 metric tonnes of tissue manufactured at the Stanger mill in South Africa and 14,000 metric tonnes of kraft manufactured at the Enstra and Adamas mills in South Africa.
(4)
Includes pulp used internally and pulp sold.
(5)
Sappi Forest Products provides most of the additional pulp requirements of our South African fine paper operations.

Facilities and Operations

Sappi Fine Paper North America

        Sappi Fine Paper North America is a leading producer and supplier of coated fine paper in the United States with a market share of approximately 25%. Sappi Fine Paper North America also produces a variety of other fine paper, including coated speciality paper.

        Sappi Fine Paper North America is headquartered in Boston, Massachusetts, and operates four paper mills in the United States in Somerset, Maine; Muskegon, Michigan; Westbrook, Maine; and Cloquet, Minnesota. These four mills have a total annual production capacity of approximately 1.4 million metric tonnes of paper and a capacity of approximately 1.0 million metric tonnes of paper pulp, which represents approximately 102% of Sappi Fine Paper North American pulp requirements. This significantly reduces Sappi Fine Paper North America's exposure to fluctuations in the price of market pulp that are not driven by fluctuations in wood or other major raw material prices. In November 2003, we announced the closure of the Number 14 paper machine in Westbrook, which had an annual production capacity of 80,000 tonnes. The closure will reduce our total annual production capacity to approximately 1.3 million metric tonnes per year.

        Coated paper accounted for approximately 77% of Sappi Fine Paper North America's sales in fiscal 2003. Uncoated paper, speciality paper and pulp accounted for the remaining 23%. Sappi Fine Paper North America has exited the uncoated business with the closure of its Mobile, Alabama mill, which stopped paper production in October 2001 and ceased all operations at the end of March 2002.

        The following table sets forth sales by product for our North American operations, including contribution from the Mobile mill.

	Year Ended September
	2003	2002(2)	2001
Sales (US$ in million):(1)
Coated fine paper	1,061	937	1,044
Uncoated fine paper	56	63	246
Speciality paper and other(3)	267	197	152

Total	1,384	1,197	1,442

(1)
Includes sales of $20 million in fiscal 2002 and $256 million in fiscal 2001 for the Mobile mill, which has been closed.
(2)
Includes the Cloquet mill from May 13, 2002.
(3)
Other consists primarily of market pulp.

        For the year ended September 2003, Sappi Fine Paper North America sold approximately 1,383,000 tonnes of paper and pulp products. The following table sets forth, as of September 2003, the production capacity, number of paper machines, products, pulp integration and capital expenditures at each of our continuing mills in North America.

	Mill Locations
	Somerset	Muskegon	Westbrook(1)	Cloquet
Production capacity (000s metric tonnes)
Paper	760	260	110	240
Market pulp	130	—	—	280
Number of paper machines	3	2	2	2
Products:
Paper	coated fine paper	coated fine paper	casting release paper	coated fine paper
Market pulp	—	—	—	bleached kraft pulp
Percentage pulp integration(2)	87%	62%	None	247%
Capital expenditures (October 2000—September 2003) (US$ in million)	93	76	24	22

(1)
In November 2003, we announced the closure of the Number 14 paper machine in Westbrook, which had an annual production capacity of 80,000 tonnes. The closure will reduce the number of paper machines to one and Westbrook's total annual production capacity to approximately 34,000 tonnes per year.
(2)
Includes pulp sold to third parties.

        Cloquet.    On May 13, 2002, we acquired Potlatch Corporation's coated fine paper business in an asset purchase. The acquisition included Potlatch's Cloquet, Minnesota pulp and paper mill as well as the brands, order book and working capital of the Cloquet mill and the brands, order book and inventories of Potlatch's Brainerd, Minnesota paper mill for an aggregate cash purchase price of $483 million. We did not acquire Potlatch's Brainerd mill, which Potlatch sold to Missota Paper Company LLC. The coated fine paper business of Potlatch sold 330,000 metric tonnes of coated paper in 2001. The Cloquet paper machines have an annual production capacity of 240,000 metric tonnes of coated paper, and the state-of-the-art pulp mill has an annual production capacity of 410,000 metric tonnes. In connection with the sale of the coated paper business, Potlatch agreed not to compete with Sappi in the production or sale of product, that compete with the former Potlatch business.

        Cloquet has two paper machines and an offline coater, producing premium coated paper. The newest machine and coater were installed in 1988 and 1989, respectively. The pulp mill started up by Potlatch in 2000 at a total cost of $525 million is the newest pulp mill in the United States.

        Somerset.    The Somerset mill is a low-cost producer and has a production capacity of approximately 760,000 metric tonnes of paper and approximately 490,000 metric tonnes of pulp per annum. The pulp mill was built in 1976, and Somerset became an integrated facility with the completion of Paper Machine 1 (PM1) in 1982. Each of the three paper machines at the Somerset facility employs Sappi Fine Paper North America's patented on-line coating and finishing technology. This technology combines the three steps (paper making, coating and finishing) in the manufacture of coated paper into one continuous process. It is well suited for the lightweight coated papers produced at Somerset because it allows the production of high gloss, consistent quality products at high speeds.

        Muskegon.    Muskegon is an integrated facility with an annual capacity of approximately 260,000 metric tonnes of heavier weight coated paper and approximately 110,000 metric tonnes of hardwood pulp. One of Muskegon's paper machines utilises Sappi Fine Paper North America's on-line finishing technology to produce heavy weight coated paper. The other paper machine has on-line coating and off-line calendars (finishers) and is used primarily to produce cover-weight papers used for covers of books, annual reports, etc.

        Westbrook.    Westbrook is Sappi Fine Paper North America's original mill, with origins dating back to 1854. It is primarily a speciality paper production facility with an annual capacity of 110,000 metric tonnes of coated fine and casting release paper. Its two paper machines primarily produce base paper, which is coated off-line. Westbrook also has nine speciality coaters, including three employing Sappi Fine Paper North America's patented Ultracast®process. This process uses an electron beam to cure coating against a finely engraved steel roll, resulting in a virtually exact replication of the roll pattern. Sappi Fine Paper North America also has a research and development facility at Westbrook. On November 10, 2003 we announced the closure of one of the paper machines and related assets at Westbrook, which should be completed in the next several months. Following the closure, Westbrook will have one paper machine with an annual capacity of 34,000 metric tonnes.

        Sappi Fine Paper North America also operates a coated paper sheeting and distribution facility in Allentown, Pennsylvania, which was completed in 1994 and has an annual sheeting capacity of approximately 100,000 metric tonnes. The Allentown facility produces sheet paper for the Somerset and Westbrook mills.

Sappi Fine Paper Europe

        Sappi Fine Paper is a leading producer of coated fine paper in Europe with a market share of approximately 20% and a producer of commercial printing paper, coated groundwood paper and speciality paper used in packaging, labelling and laminating and a branded range of uncoated printing and business paper. Sappi Fine Paper Europe's operations consist of seven mills (excluding the Nash mill, which is separately managed, and the Transcript, Scotland mill, which ceased production in the quarter ended March 2002) with an aggregate annual production capacity of approximately 2.6 million metric tonnes of paper and 640,000 metric tonnes of related paper pulp. Sappi Fine Paper Europe's headquarters are located in Brussels, Belgium.

        The following table sets forth sales by product for our Sappi Fine Paper Europe operations, including contribution from the Nash and Transcript mills.

	Year Ended September
	2003	2002	2001
Sales (US$ in million):(1)
Coated fine paper(2)	1,663	1,524	1,648
Uncoated fine paper	33	19	—
Speciality coated paper and other	207	201	133

Total	1,903	1,744	1,781

(1)
Includes sales for the Nash mill, which contributed $41 million of sales (33,820 tonnes) in fiscal 2003, $38 million of sales (33,821 tonnes) in fiscal 2002 and $41 million of sales (33,679 tonnes) in fiscal 2001.
(2)
Includes coated mechanical paper produced at Lanaken mill.

        For the year ended September 2003, Sappi Fine Paper Europe sold approximately 2,233,000 tonnes of paper and pulp products. The following table sets forth the annual production capacity, number of paper machines, products, pulp integration and capital expenditures at each of Sappi Fine Paper Europe's mills in Europe.

	Mill Location
	Germany		Austria	Netherlands		Belgium	United Kingdom
	Alfeld	Ehingen	Gratkorn	Maastricht	Nijmegen	Lanaken	Blackburn
Paper capacity (000s metric tonnes)	350	230	820	320	240	480	120
Number of paper machines	5	1	2	2	1	2	1
Products	coated fine paper, coated specialities and uncoated fine paper	coated fine paper and uncoated fine paper	coated fine paper and uncoated fine paper	coated fine paper and coated label paper	coated fine paper	coated groundwood paper and coated fine paper	coated fine paper
Percentage pulp integration(1)	50%	75%	57%	None	None	55%	None
Capital expenditures (October 2000—September 2003) (US$ in million)	92	27	111	29	49	70	6

(1)
Includes pulp sold to third parties.

        Alfeld.    The Alfeld mill is located to the south of Hannover, Germany, and its origins date back to 1706. It has a paper production capacity of approximately 350,000 metric tonnes and a pulp production capacity of approximately 110,000 metric tonnes per annum. It produces coated fine and speciality paper products, which are mainly coated and have a variety of finishes. In 1995 a major rebuild of Alfeld's Paper Machine 3 (PM3) was completed, enhancing the production of low substance flexible packaging papers. Alfeld's PM3 employs a fully integrated concept of in-line coating and calendaring. The Alfeld mill produces totally chlorine-free ("TCF") bleached sulphite pulp for its own use. In early 2002, a rebuild of Alfeld's Paper Machine 2 (PM2) was completed. Alfeld spent approximately €50 million on the rebuild of PM2.

        Ehingen.    The Ehingen mill is located to the southeast of Stuttgart, Germany and was acquired by Hannover Papier, predecessor entity to Sappi Alfeld, in 1987. A paper machine with a capacity of 180,000 metric tonnes per annum of coated fine paper was commissioned in July 1991, expanding Ehingen from a market pulp mill into an integrated pulp and paper mill. During 1994 the construction of a high-rack warehouse was completed. As a result of upgrades during 1994 and 1996, Ehingen's total paper capacity was increased to 230,000 metric tonnes per annum. The pulp mill's capacity is currently 130,000 tonnes per annum of TCF bleached sulphite pulp. The pulp is produced mainly for internal use, but is also sold to third party customers.

        Gratkorn.    Paper has been produced at the Gratkorn, Austria site for more than four centuries. In course of a major expansion and renovation project the Gratkorn mill has been transformed from a five-machine mill into a two-machine mill. As a result of this project, Gratkorn now has an annual capacity of 820,000 tonnes of triple-coated fine paper on just two paper machines and 230,000 metric tonnes of TCF chemical pulp. The machines at Gratkorn are among the largest and most efficient paper machines in the world. After recent extension of Gratkorn's sheeting plant it also has an annual sheet finishing capacity of 800,000 metric tonnes.

        Maastricht.    The Maastricht, Netherlands mill has the capacity to produce over 320,000 metric tonnes per annum of coated fine paper and board and one-side coated paper used primarily for printing labels. Paper was first produced in Maastricht in 1852. Paper Machine 6 (PM6), which was installed at Maastricht in 1962, was first rebuilt in 1977. In 1996, PM6 underwent an extensive NLG224 million (€102 million) rebuild. Maastricht specialises in high basis-weight triple-coated fine paper and board for graphics applications. PM6's production complements that of the Gratkorn mill, which produces lower weight coated fine paper. Paper Machine 5 (PM5) at Maastricht was constructed in 1952. It underwent a rebuild in 1995, when it was reconfigured at a total cost, including the related upgrade of PM5's entire line, of $13 million and a further upgrading in 2001. Following the reconfiguration, PM5 is utilised as a dedicated one-side coated label paper machine.

        Nijmegen.    The Nijmegen, Netherlands mill began operations in 1955 and operates one paper machine. The mill specialises in the production of reels of coated fine paper for web offset printing. It also produces special coated fine paper for use in digital printing. With an annual production capacity of 240,000 metric tonnes, the Nijmegen mill is one of Europe's largest suppliers of coated fine web offset paper. Rotary, or web, offset paper is used for commercial printing and publishing. The Nijmegen mill was upgraded in 2001. The upgrade increased its capacity by 40,000 metric tonnes per annum.

        Nijmegen and Neusiedler AG, an Austrian paper company, terminated their joint venture to operate an 80,000 metric tonnes capacity sheeting centre in the course of 2001 and have closed the related facility.

        Lanaken.    The Lanaken, Belgium mill began commercial operations in 1966. It produces coated groundwood paper and lower weight wood-containing coated paper for offset printing. Coated groundwood paper for web offset presses is used primarily in the production of advertising materials and magazines. Lanaken's two paper machines have a total annual capacity of 480,000 metric tonnes. One machine principally produces coated groundwood paper. It was completely overhauled in 1992, and an additional off-line coater was installed to provide triple coating capability. The other paper machine produces lower-weight wood-containing paper. Its capacity was increased to 285,000 metric tonnes per annum as a result of an optimisation process during the mid-1990s. Lanaken produces chemo-thermo-mechanical pulp (CTMP) in an integrated plant which has been extended to an annual capacity of 170,000 metric tonnes in 2003. This enables the mill to supply approximately 53% of its fibre requirements for paper production.

        Blackburn.    The Blackburn, England mill was established in 1875, and has been a major producer of cast coated paper. The Blackburn mill was rebuilt completely in 1996. In May 2000, we sold our Astralux brand of cast coated papers produced at the mill to the Favini Group in Italy. The production of cast coated papers at the Blackburn mill ceased at the end of May 2000. The Blackburn mill will continue to focus on its main business, the production of coated fine paper in reels.

        Mill Ownership.    Until mid-2003 we held our German mills through a 99.9% interest in Sappi Alfeld, formerly known as Hannover Papier. Sappi Ehingen, which owned the Ehingen mill, was 95% owned by Sappi Alfeld. Notwithstanding that the remaining interests were publicly held, an agreement between Sappi Alfeld and Sappi Ehingen provided us with effective control over the cash flow in these businesses. In mid-2003, we acquired the minority holdings in the German mills and now hold 100% ownership interests in the Alfeld, Ehingen, Gratkorn, Lanaken, Maastricht, Nijmegen, Blackburn and Nash mills.

Sappi Fine Paper South Africa

        Sappi Fine Paper, through Sappi Fine Paper South Africa, produces and markets a wide range of coated, uncoated and speciality papers as well as crêped tissue and fibreboard in South Africa. Sappi Fine Paper South Africa is headquartered in Johannesburg. In the uncoated paper sector, where we have a 53% market share, Sappi Fine Paper operates one integrated pulp and paper mill, Enstra (located near Johannesburg). Stanger (located north of Durban) uses bagasse (the fibrous residue of sugar cane) to produce coated fine paper and tissue. A smaller paper mill, Adamas (located in Port Elizabeth) utilises pulp from our pulp mills and waste paper to produce speciality paper and some kraft products. Sappi Fine Paper South Africa is the only producer of coated fine paper in South Africa.

        The following table sets forth sales by product for our Sappi Fine Paper South Africa operations.

	Year Ended September
	2003	2002	2001
Sales (US$ in million):
Coated fine paper	46	48	38
Uncoated fine paper	172	142	152
Speciality paper and other	52	25	39

Total	270	215	229

        The following table sets forth the annual paper production capacity, number of machines, products, pulp integration and capital expenditures at each of the mills of Sappi Fine Paper South Africa.

	Mill Locations
	Enstra	Stanger	Adamas
Paper capacity (000s metric tonnes)	180	110	30
Number of paper machines	3	2	2
Products	Uncoated fine paper	Coated fine paper, coated label paper and tissue	Prestige stationary, envelope paper and corrugated medium
Percentage pulp integration	72%	71%	None
Capital expenditures (October 2000—September 2003) (US$ in million)	15	35	3

        Enstra.    The Enstra mill is the largest mill of Sappi Fine Paper South Africa, with a capacity of approximately 180,000 metric tonnes of elemental chlorine-free uncoated fine paper products per annum. In 1996, the Enstra mill completed a $96 million capital expenditure programme. This programme increased capacity by 50,000 metric tonnes per annum and has resulted in improved production efficiency and product quality. The product range at the Enstra mill caters to the business forms, scholastic, office, envelope and general printing industries. The mill has a capacity of 100,000 metric tonnes per annum of bleached hardwood pulp. The mill uses an oxygen bleaching process, which is a process that was developed at the mill in the 1970s and has since become the industry standard.

        Stanger.    The Stanger mill commenced operations in 1976. It is unique in South Africa in that it uses bagasse as its basic raw material to produce high quality matte and gloss coated art papers and tissue. Art paper is used for high quality books and magazines, brochures, annual reports and labels. A $26 million upgrade of the mill's paper machine was completed in August 2001, increasing the coated paper capacity to 80,000 metric tonnes per annum. The mill also produces 30,000 metric tonnes of tissue per annum and has a capacity of 60,000 metric tonnes of bleached bagasse pulp per annum.

        Adamas.    The Adamas mill is a small speciality mill. It produces high quality, uncoated prestige papers and boards in a variety of colours and embossing patterns. The mill also produces packaging and industrial grades from waste paper. The mill has a capacity of 30,000 metric tonnes of paper per annum. This mill purchases wastepaper and bleached pulp from other mills in the Sappi Group.

Other Fine Paper Operations

        Nash.    The Nash mill in Hemel Hampstead, England has been operating as a paper mill since the 1800s and manufactures a variety of different grades of paper and board. The mill's principal products are its branded and watermarked business papers, sold under the Croxley brand name, and its wide range of white and coloured boards, sold under the Vanguard brand name. In 1995, a new gas boiler was installed at Nash, leading to a reduction of energy costs. The mill has the capacity to produce 30,000 metric tonnes of paper and board per annum.

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

        Our trading network, Sappi Trading, co-ordinates the international marketing and distribution of our fine paper products outside our core regions. Sappi Trading operates in Hong Kong (China), Sydney (Australia), Johannesburg (South Africa), Shanghai (China), Singapore, Zurich (Switzerland), Sao Paulo (Brazil), Mexico City (Mexico), Kenya and Zimbabwe. It also manages a network of agents around the world handling exports to over 100 countries.

        We sell the vast majority of our coated and uncoated fine paper through merchants. We also sell paper directly to converters. We generally deliver products sold to converters from the mill or via a distribution warehouse. Electronic business-to-business interaction has become more important to us, and we will continue to focus on increasing service and efficiency through business-to-business interaction. The systems and structures have been put in place to actively continue these efforts.

        Merchants are authorised to distribute Sappi Fine Paper's products by geographic area and to carry competitors' product lines to cover all segments of the market. Merchants perform numerous functions, including holding inventory, sales promotion and marketing, taking credit risk on sales and the delivery, and distribution of the products. Merchants buy paper from Sappi Fine Paper and resell it, placing a mark-up on their purchase price. A merchant may either deliver to the customer from its own stock or arrange for delivery directly from the mill or one of Sappi Fine Paper distribution warehouses.

Sappi Fine Paper North America

        Sappi Fine Paper North America's coated paper sales structure is organised in 6 regions with sales representatives located in all major market areas, and 5 technical representatives located in different regions in North America supporting the sales effort.

        Approximately 2.6% of Sappi Fine Paper North America's coated fine paper sales for fiscal 2003 were outside North America. Sappi Fine Paper North America's sales outside North America are handled in southern Africa by Sappi Fine Paper South Africa, in Europe by Sappi Fine Paper Europe and by Sappi Trading outside those regions.

        In 2003, the Sappi Fine Paper North America sales force sold coated graphic paper to approximately 388 merchant distribution locations. By selling exclusively through merchant channels, Sappi Fine Paper North America believes it has created a loyal group of merchant customers. Rather than competing with merchant distributors, the Sappi Fine Paper North America sales force focuses on generating demand with key printers, publishers and end users, which are then serviced by the merchant distributors.

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

        The sales division of the graphic paper unit is responsible for all sales of coated fine and groundwood papers in Europe. This includes European sales on behalf of Sappi Fine Paper North America and Sappi Fine Paper South Africa. It is also responsible for export sales to markets outside Europe. Sappi Fine Paper Europe's graphic products are distributed primarily by merchants. The export sales office manages exports to markets outside Europe through Sappi Trading, Sappi Fine Paper North America and Sappi Fine Paper South Africa.

        Sappi Fine Paper Europe's centralised logistics department was formed in early 1998. It is responsible for the development and optimisation of the logistics of the graphic and speciality papers business units and the re-engineering of the supply chain.

Sappi Fine Paper South Africa

        Sappi Fine Paper South Africa has a marketing and sales and technical support team based in four major centres in South Africa. Approximately 15% of the sales of Sappi Fine Paper South Africa in fiscal 2003 were outside of southern Africa to markets in Europe, Africa, Asia and North and Latin America. The products of Sappi Fine Paper South Africa are distributed in southern Africa primarily through merchants. In addition, some large volume orders are sold directly to printers and converters.

Customers

        Sappi Fine Paper sells its products to a large number of customers, many of whom have long-standing relationships with us. These customers include merchants, converters and other direct consumers.

        The most significant merchant customers, based on sales during fiscal 2003, include:

        North America:    Xpedx (a division of International Paper Company), Unisource Worldwide, Inc. (a majority interest of which was sold by Georgia Pacific Corporation to Bain Capital Corporation during the fourth quarter of 2002) and Lindenmeyer Paper Company (owned by Central National Gottesman Inc.) and a select number of regionally strong merchants;

        Europe:    PaperlinX (acquired the Buhrmann Paper Merchant Division in November 2003), IGEPA (Germany), Antalis Limited (a subsidiary of the Worms & Cie) and IGEPA group incl Pap de France and Scaldia NL; and

        Southern Africa:    First Paper House and Haddons Star (divisions of Antalis SA (Pty) Limited) and Peters Papers and Spicers (divisions of Nampak Limited).

        Only one of these merchant distributors, the Buhrmann Paper Merchant Division, represented more than 10% of our total sales during fiscal 2003. See note 35 to our Group annual financial statements included elsewhere in this Annual Report for more information.

        Sappi Fine Paper's converter customers include both multinational and regional converters. The most significant converter customers, based on sales during fiscal 2003, include: VanLeer, Fasson, Jackstadt, VAW Flexible Packaging, Alcan, UCB Transpac, Lawson Mardon Packaging and Perstop. These customers use our products in the production of pressure sensitive and other types of labels as well as flexible packaging. Nampak, the CTP Group of companies, Paarl Media:Lithotech and Merpak are also significant converter customers. These companies use our products in the production of packaging products. No converter customer, however, represented more than 10% of our total sales during fiscal 2003.

        Merchant sales constitute the majority of our fine paper sales. Pricing of fine products is generally subject to change upon notice of 30 days with longer notice periods (typically 3 to 6 months) for some large end-use customers. Sales to converters may be subject to longer notice periods, which would generally not exceed 12 months. We have long-standing relationships with most of our customers, with volume and pricing generally agreed on a quarterly basis.

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

        In 1999, South Africa entered into a free trade agreement with the European Union, which is intended to remove tariffs on 90% of bilateral trade over a twelve-year period. The implementation of this agreement has commenced. We do not anticipate that the agreement will have any material impact on our business in the short term. In the long term, however, we expect that the agreement will lead to increasing pricing pressure from imports, which could have a material impact on our pricing structure in South Africa. Pursuant to the agreement, import duties on coated and uncoated fine products from member states of the European Union, which currently stand at 10%, will be abolished over a period of seven to twelve years. Corresponding duties on South African products imported in member states of the European Union will also be phased out over the same period.

        Competition in markets for our products is primarily based on quality, service, price, breadth of product line, product innovation and sales and distribution support. The speciality paper market puts greater emphasis on product innovation and quality as well as technical considerations. The packaging paper and newsprint markets place more emphasis on price.

North America

        The major domestic coated fine producers which compete with Sappi Fine Paper in North America are MeadWestvaco, Stora Enso and International Paper Company. In addition, 30% of US consumption is supplied by foreign producers, primarily Asian and European.

Europe

        Recent merger and acquisition activity in the European pulp and paper industry includes M-real's (previously Metsä-Serla) consolidation of its ownership of Zanders to 100% (July 2002); the Italian Marchi Group's acquisition of more than 23% equity stake in Cartiere Burgo; M-real's sale of its 50% share in Albbruck paper mill to Myllykoski; and UPM-Kymmene's acquisition of Haindl (a German magazine paper producer). In 2000, M-real purchased Modo Paper and International Paper's 72% stake in Zanders. In 1999, Torraspapel SA was bought by CVC Partners (Lecta). The merger of the fine paper businesses of Svenska Cellulosa Aktiebolaget SCA and Mo och Domsjö AB into Modo Paper also took place in 1999. In 1998, the Swedish Company Stora Kopparbergs Bergslags AB ("Stora") merged with the Finnish Group Enso Oy ("Enso"), which itself was created in May 1996 through a merger between the state-owned companies Enso-Gutzeit and Veitsiluoto.

        The market leaders in coated fine paper production in Europe are Sappi, M-real, Stora Enso, CVC Partners (Lecta), UPM-Kymmene and Burgo.

Southern Africa

        Mondi Paper Company Limited is a significant competitor of Sappi Fine Paper in southern Africa in the uncoated fine paper sector. Coated fine imports, primarily from Europe and Asia, have gained an increased share of the southern African fine paper market, since sanctions and boycotts against South Africa ended in the early 1990s and as a result of declining import duties. A substantial part of the imports originate from Sappi Fine Paper's European mills.

SAPPI FOREST PRODUCTS

Overview

        Sappi Forest Products, headquartered in Johannesburg, South Africa, is an integrated pulp, commodity paper and timber products producer. Sappi Forest Products operates five pulp and paper mills and one sawmill and is managed in three operating divisions: Sappi Saiccor, Sappi Kraft and Sappi Forests.

        Sappi Forest Products is a major pulp and paper producer in Africa with a production capacity of 830,000 metric tonnes of paper, 600,000 metric tonnes of dissolving pulp and 1,085,000 metric tonnes of paper pulp per annum. It is also a major timber grower, managing or controlling through contracts about 542,000 hectares of land. Of this land, approximately 393,000 hectares is planted with primarily pine and eucalyptus. This represents about 27% of the southern African timberlands and supplies approximately 69% of our southern African pulpwood and sawlog requirements.

        The following chart sets forth certain information with respect to the mills and principal products of Sappi Forest Products as of November 2003.

        The following table sets forth sales by product for Sappi Forest Products' operations:

	Year Ended September
	2003	2002	2001
Sales (US$ in million):
Commodity paper products(1)	339	257	319
Dissolving pulp(2)	267	193	285
Paper pulp(2)	83	84	83
Timber and timber products	53	39	45

Total	742	573	732

(1)
Includes newsprint and packaging products.
(2)
Excludes sales related to paper pulp produced by Sappi Fine Paper facilities.

        Sappi Forest Products sold approximately 2,759,000 tonnes of paper, pulp and forest products during the year ended September 2003.

        The following table sets forth annual production capacity with respect to Sappi Forest Products' products:

Production capacity (000s metric tonnes):
Paper products
Packaging paper	690
Newsprint	140

Total	830
Pulp
Dissolving pulp	600
Paper pulp(1)	1,090

Total	1,690
Timber products	41	(2)
Percentage paper pulp integration	142%	(3)

(1)
Excludes production capacity related to paper pulp produced by Sappi Fine Paper facilities.
(2)
Represents 78,000 cubic metres.
(3)
Excludes pulp produced by Sappi Saiccor. Our southern African operations are net sellers of pulp.

Facilities and Operations

Sappi Saiccor

        Sappi Saiccor was established in 1951 and acquired by us in 1988. It is a low-cost producer and the world's largest single producer of dissolving pulp. In 1995, we completed an approximately $221 million expansion project to increase capacity by one third to approximately 600,000 metric tonnes per annum. Capital expenditures during the period from October 2000 to September 2003 were approximately $18 million.

        Virtually all of Sappi Saiccor's dissolving pulp production is exported. The pulp we principally produce is the type used in the manufacture of a variety of cellulose products, including viscose staple fibres (e.g. rayon) and solvent spun fibres (e.g. lyocell). Both viscose and lyocell fibres are used in the manufacture of fashion and decorating textiles which have a soft, natural feel and excellent breathing properties. Given their particularly high absorbency properties, these fibres are also used in non-woven applications in the healthcare, industrial and disposable product markets. Dissolving pulp is also used in the manufacture of acetate flake, which is used in products such as filter tow for cigarette filters, and high quality yarns and fabrics. It is also used to manufacture microcrystalline cellulose, which is used as a rheological modifier in the food industry and as a tableting agent in the pharmaceutical industry, and various ethers for the chemical industry.

        The mill's timber consumption is comprised primarily of eucalyptus hardwoods. These fast growing trees are grown in relatively close proximity to the mill and contribute towards Sappi Saiccor's position as a low cost producer of dissolving pulp.

Sappi Kraft

        Based upon volume sold in fiscal 2003, Sappi Kraft supplies approximately 51% of South Africa's packaging paper requirements, other than cartonboard, from its Ngodwana, Tugela and Cape Kraft mills.

        The following chart sets forth the annual paper production capacity, number of machines, products, pulp integration and capital expenditures at each of Sappi Kraft's mills in South Africa.

	Mill Locations in South Africa
	Ngodwana	Tugela	Cape Kraft
Paper capacity (000s metric tonnes)	380	390	60
Number of paper machines	2	4	1
Products	Newsprint kraft linerboard, white top linerboard and bleached and unbleached pulp	kraft linerboard, corrugating medium, sackkraft and industrial kraft	linerboard and corrugating medium
Percentage pulp integration(1)	136%	100%	None(2)
Capital expenditures (October 2000—September 2003) (US$in million)	54	51	3

(1)
Excludes "pulp" produced from recycled paper by the respective plants at the mills.
(2)
Cape Kraft's raw material requirements are met from waste fibre supplied by Sappi Waste Paper.

        Ngodwana.    Ngodwana was expanded between 1981 and 1985 from an unbleached kraft mill with a capacity of 100,000 metric tonnes per annum to a modernised mill with a capacity of approximately 240,000 metric tonnes of linerboard and 140,000 metric tonnes of newsprint per annum. The linerboard machine also produces approximately 34,000 metric tonnes of white top linerboard per annum (included in total linerboard capacity). The mill is a low cost producer and is a net seller of pulp. It produces nearly 410,000 metric tonnes of bleached and unbleached pulp and 100,000 metric tonnes of groundwood pulp annually. The mill markets paper and excess pulp locally and in the export market. The mill is a large consumer of waste paper, which is used in the production of packaging paper.

        Tugela.    Tugela is Sappi Kraft's largest integrated unbleached kraft mill, with a capacity of approximately 390,000 metric tonnes of packaging paper per annum. The mill supplies kraft linerboard and corrugating medium and most of South Africa's requirements for sackkraft, used in the production of multiwall sacks. Machine glazed packaging papers are also produced at the mill. The mill was upgraded in 1996 at a cost of approximately $81 million.

        Cape Kraft.    The Cape Kraft mill was built during 1980, commissioned in 1981 and upgraded in 1995. The mill presently has a capacity of 60,000 metric tonnes of linerboard and corrugating medium per annum, which it sells principally to the corrugating industry in the Western Cape. The mill's raw material requirements are met from waste fibre supplied by Sappi Waste Paper.

        Usutu Pulp.    As of October 2000, we have a 100% ownership interest in the Usutu Pulp Company Limited. Usutu Pulp began production in 1961 and has been managed by us since 1989. The mill was upgraded during 1995 and 1996 at a cost of approximately $69 million. During the period from October 2000 to September 2003, an additional $16 million was invested. The mill has a capacity of 230,000 metric tonnes of unbleached kraft pulp and supplies approximately 8% of the world market for unbleached market kraft pulp (based upon tonnes sold in 2003). The mill is situated in Swaziland and is surrounded by 60,000 hectares of forestlands, which it leases from the Swazi nation under a long-term lease extendable to 2089. The location of these forestlands, combined with the very compact areas the trees are planted on, provides for low wood delivery costs. See "—Supply Requirements—Southern Africa—Wood" for more information.

        Sappi Kraft also manages Sappi Waste Paper. Sappi Waste Paper collected approximately 260,000 metric tonnes of waste paper in fiscal 2003. Most of the waste paper collected was supplied to our mills. Waste represents 30% of the fibre requirements of our packaging grades.

Sappi Forests

        Sappi Forests, together with Usutu Forests, supplies or procures all of Sappi Forest Products' and Sappi Fine Paper South Africa's domestic pulpwood requirements of approximately 6 million metric tonnes per annum. 62% of the pulpwood comes from owned or contracted sources. Together they manage or control, through contracts, about 542,000 hectares of land situated in Mpumalanga (43%), KwaZulu-Natal (43%) and Swaziland (14%). Securing raw material for the future is a vital element in the long-term planning of Sappi Forest Products' business. Sappi Forests has an extensive research operation which concentrates on programmes to improve the yield per hectare of forestland used. Significant progress has been made in developing faster-growing trees with enhanced fibre yields. Sophisticated nurseries have been developed to accommodate the seedling requirements of Sappi Forest Products' operations. Approximately 40 million seedlings are grown annually at Sappi Forests' and Usutu Forests nurseries.

        Sappi Forests and Usutu Forests have invested approximately $81 million (excluding interest capitalised) in maintaining, acquiring and expanding plantations and an additional $7 million in other capital expenditure projects in the period from October 2000 to September 2003.

        As of October 1, 2000, following the sale of Novobord, Sappi Timber Industries ceased to exist and the mining timber and sawmill divisions were incorporated into Sappi Forests. The sawmill division operates one mill with a total production capacity of 78,000 cubic metres per annum of structural timber for the building industry and components for the furniture and packaging industry.

        Pursuant to our strategy of disposing of non-core assets, the mining timber division, which produced mine support systems for the South African mining industry, was sold on October 1, 2000 to Business Venture Investment No. 336 (Pty) Ltd., a company owned by the mining timber division management. We also sold Boskor sawmill on February 10, 2003 to a Cape based door and window manufacturer and shut down Clan sawmill on September 30, 2003.

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

        The most significant converter customers, based on sales in fiscal 2003, include: The CTP Group and Media 24, which uses Sappi Forest Products' newsprint; Nampak Limited; Mondipak; APL (Pty) Ltd and Houers Co-operative. Most of the Viscose Staple Fibre manufacturers around the world purchase dissolving pulp from Sappi Forest Products, including large groups such as the Aditya Birla Group and Acordis.

        Approximately 55% of the total sales of Sappi Forest Products during fiscal 2003 consisted of export sales.

Competition

        Mondi Paper Company Limited is a significant competitor in most of the markets in which Sappi Forest Products operates in southern Africa. In recent years the Sharma group have increased their regional recycled containerboard capacity by approximately 60,000 metric tonnes per annum. In respect of dissolving pulp, competitors include Borregaard ChemCell Atisholz, Tembec Inc., Western Pulp Inc., Buckeye Technologies Inc. and Rayonier Inc.

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

North America

Wood

        In connection with the 1998 sale of our US timberlands to Plum Creek Timber Company L.P., Sappi Fine Paper North America and Plum Creek are parties to a fibre supply agreement with an initial term expiring in December 2023 and with three five-year renewal options. Under the supply agreement, Sappi Fine Paper North America is required to purchase from Plum Creek and Plum Creek is required to sell to Sappi Fine Paper North America a guaranteed annual minimum of 318,000 metric tonnes of hardwood pulpwood, or approximately 10% of Sappi Fine Paper North America's annual requirements, at prices calculated based on a formula tied to market prices. Sappi Fine Paper North America has the option to purchase additional quantities of hardwood pulpwood harvested from these timberlands at prices generally higher than the ones paid for the guaranteed quantities. The remainder of Sappi Fine Paper North America's wood requirements is met through market purchases.

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

        Sappi Fine Paper North America manufactures, in aggregate, pulp and fibre equivalent to approximately 102% of its own pulp and fibre requirements. This vertical integration reduces its exposure to fluctuations in the market price for pulp.

Energy Requirements

        Sappi Fine Paper North America's energy requirements are satisfied through wood and by-products derived from the pulping process, coal, oil, purchased electricity, purchased steam, natural gas and other sources.

        A substantial majority of Sappi Fine Paper North America's electricity requirements are satisfied through its own electricity generation or co-generation agreements. Historically, Sappi Fine Paper North America's power requirements at its Somerset mill were satisfied through a power purchase agreement with Central Maine Power ("CMP"), which was entered into in 1982 and expires in 2012. The mill historically co-generated electricity and sold the output to CMP at market rates. Under the agreement, the Somerset mill would purchase electricity from CMP at the standard industrial tariff rate. Commencing on March 1, 2000, as a result of the deregulation of the Maine power industry, CMP was no longer permitted to sell power to its customers. Accordingly, in July 2002, Sappi Fine Paper North America entered a series of contracts with CMP and a third party energy provider. The new contracts provide that Somerset sell all of its excess generated power to CMP and purchase all of its power needs beyond its generation capacity from the third party provider, each at market rates. The new agreements expire in 2012. Sappi Fine Paper North America also has a one-year agreement expiring on March 28, 2004, with a third party pursuant to which the Westbrook mill sells any excess electricity it co-generates.

        Muskegon co-generates electricity and uses the total output for its operations. In addition, it purchases stand-by power from Consumers Power Company at state regulated rates.

        The Cloquet mill, acquired in the Potlatch acquisition, is supplied partly with internally generated electricity. The Cloquet mill includes a hydroelectric facility that is licensed by the Federal Energy Regulatory Commission. The acquisition of the hydroelectric facility from Potlatch was completed on June 25, 2002, upon receipt of final approval from the Federal Energy Regulatory Commission for the transfer of the license from Potlatch to Sappi. In addition to generating a portion of its own power, the Cloquet mill has entered into a take-or-pay agreement to purchase a portion of its power from Minnesota Power, which terminates in 2008.

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

        The wood chips used in the Lanaken CTMP plant are purchased through Sapin S.A. ("Sapin"), a 50%-50% joint venture company operated together with Norske Skog. Sapin was initially formed on November 25, 1986, pursuant to a joint venture agreement between Sappi Lanaken and Parenco. Under the agreement, as amended in September 2003, the parties agree to utilise Sapin exclusively to furnish the entire wood requirements of the joint venture partners' affiliated mills.

Pulp

        Sappi Fine Paper Europe produces approximately 43% of its pulp requirements. The remainder is supplied through open market purchases and, to a lesser extent, supply agreements.

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

Southern Africa

Wood

        Sappi Forest Products manages approximately 542,000 hectares of forestland in southern Africa, of which approximately 393,000 hectares are forested, which produces approximately 69% of the timber required for its operations. Sappi Forests owns 381,000 and leases approximately 10,000 of the hectares managed. Usutu Pulp owns 57,000 hectares of pine on 75,000 hectares of land that is leased from the Swazi nation on a long-term lease, which we have the option to extend until 2089. Sappi Forests presently has supply contracts for the timber from approximately 86,000 hectares of plantations planted by small growers with our technical and financial support. Approximately 7% of the timber requirements of Sappi Forest Products is bought under a long-term contract with Safcol, the South African state-owned forestry company. The remaining timber requirements are met through a number of significant medium-term contracts and open market purchases. Safcol is in the process of being privatised. In September 2000, a group backed by Mondi was awarded the tender for some of the Safcol plantations in KwaZulu Natal, which supplied some of our timber requirements, whereas a group backed by Hans Merensky was awarded the tender for the other plantations in KwaZulu Natal and the Eastern Cape. The Government has reopened the tendering process for the Mpumulanga and Limpopo (previously Northern Province) regions due to the previous successful bidder, being disqualified. We, together with our empowerment partner, Sifikile, have been chosen as one of six bidders for the tender. We are unable to predict whether the privatisation of Safcol or the purchase of Safcol's plantations in KwaZulu Natal by another bidder will have an adverse impact on our ability to continue to purchase timber from Safcol. The preferred bidder will be announced in December 2003.

Pulp

        Sappi Forest Products and Sappi Fine Paper South Africa in aggregate manufacture all of the pulp required in their respective papermaking operations, except minimal quantities of specialised pulps, and together are a net seller of bleached and unbleached paper pulp. This vertical integration substantially reduces our exposure to fluctuations in the market price for pulp.

Energy Requirements

        Our energy requirements in southern Africa are met principally by purchases of gas, electricity and coal, supplemented by purchases of oil and by the use of internally generated biomass and by-products. Electricity is supplied by Eskom, the state-owned electricity company, or generated internally. The electricity generated by our plants in southern Africa is equivalent to approximately 46% of our total electricity requirements. Coal and oil are purchased on contract.

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

  •
  The Sappi Fine Paper Europe organisation is certified according to the international standard of environmental management systems (ISO 14001), and all the 7 mills are verified according to the European EMAS (Eco-Management and Audit Scheme).

  •
  The Sappi Fine Paper Europe organisation is going to prepare their mills for GHG emissions trading on the basis of different national legislation following the European ET Directive.

South Africa

        The primary South African laws affecting our operations have been substantially revised in recent years. For example:

  •
  The National Water Act, effective October 1998, addresses the water shortages in South Africa in a manner that will not significantly impact our manufacturing and forestry operations. Abstraction of water, discharge of effluent and management of forests are all regulated under a new license system in which first allocations go to, among other things, human consumption, before allocations are made to agriculture, industry and forestry. All water use is now subject to a charge. We expect to incur additional costs over the next decade to comply with the National Water Act, but are unable to quantify these at this time.

  •
  The National Environmental Management Act, effective January 1998, adopted the philosophy of integrated environmental management, which provides for the integration of environmental considerations into all stages of any development process. The Act includes a number of significant principles, such as private prosecution of companies in the interest of the protection of the environment and the establishment of aggressive waste reduction goals.

  •
  We expect that The National Environmental Management Act ("Air Quality Bill") will become effective by the end of 2003. The Air Quality Bill will replace the 1965 Atmospheric Pollution Prevention Act and will impose stringent compliance standards on our operations, including those related to carbon dioxide and sulphur dioxide air emissions. We expect to incur additional costs to comply with the Air Quality Bill in 2004 and 2005.

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

Safety Matters

        The forestry, timber and pulp and paper industries involve inherently hazardous activities including, among other things, the operation of heavy machinery. Nearly all countries in which we have significant manufacturing operations including South Africa, the United States and European countries, regulate health and safety in the workplace. We actively seek to reduce the frequency of accidents in our workplaces and to improve health and safety conditions by extensive training and educational programmes.

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

Name of Company	Trading Name	Country of Incorporation	Type of Company	% Holding and Voting Power
North America
S.D. Warren Company	Sappi Fine Paper	United States	Operating	100
Sappi Cloquet LLC	Sappi Fine Paper	United States	Operating	100
Europe
Sappi Alfeld AG	Sappi Fine Paper	Germany	Operating	100
Sappi Belgium Holding BV	Sappi Fine Paper	Netherlands	Operating	100
Sappi Ehingen AG	Sappi Fine Paper	Germany	Operating	100
Sappi Europe SA	Sappi Fine Paper	Belgium	Operating	100
Sappi Fine Paper plc	Sappi Fine Paper	United Kingdom	Management	100
Sappi Austria Produktions GmbH & Co KG	Sappi Fine Paper	Austria	Operating	100
Sappi MagnoStar GmbH	Sappi Fine Paper	Austria	Operating	100
Sappi Holding GmbH	Sappi Holding	Austria	Holding	100
Sappi International SA	Sappi International	Belgium	Finance	100
Sappi Maastricht BV	Sappi Fine Paper	Netherlands	Operating	100
Sappi Nijmegen BV	Sappi Fine Paper	Netherlands	Operating	100
Sappi Papier Holding GmbH	Sappi Papier Holding or Sappi Fine Paper or Sappi Trading	Austria	Operating	100
Sappi Lanaken Presspaper NV	Sappi Fine Paper	Belgium	Operating	100
Sappi U.K. Ltd.	Sappi Fine Paper	United Kingdom	Operating	100
Guernsey
Lignin Insurance Co. Ltd.	Lignin Insurance Co. Ltd.	Guernsey	Finance	100
Southern Africa
Sappi Manufacturing (Pty) Ltd.	Sappi Manufacturing or Sappi Forest Products or Sappi Fine Paper or Sappi Saiccor or Sappi Kraft or Sappi Forests or Sappi Waste Paper or Sappi Timber Industries	South Africa	Operating	100
Usutu Pulp Co. Ltd.	Sappi Usutu	Swaziland	Operating	100
Sappi Management Services (Pty) Ltd.	Sappi Management Services (Pty) Ltd.	South Africa	Management	100

PROPERTY, PLANT AND EQUIPMENT

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

Location	Use	Approximate Size(1)
Sappi Limited
Johannesburg, South Africa	Sappi Headquarters(2)	12,729 m2
Sappi Fine Paper
Sappi Fine Paper North America(3)
Boston, Massachusetts	Headquarters(4)	38,620 sq ft
Skowhegan, Maine (Somerset Mill)	Manufacturing facility: coated paper, softwood and hardwood pulp	2,355 acres
Muskegon, Michigan	Manufacturing facility: coated paper and a warehouse(5)	5,185,000 sq ft
Westbrook, Maine	Manufacturing facility: speciality and high bulk coated paper and research and development facility Storage and shredding facility Headquarters (shared financial services) Roll coating facility	275 acres 13,446 sq ft 29,000 sq ft 13,575 sq ft
Allentown, Pennsylvania	Coated paper sheeting facility and distribution centre(6)	30 acres
Alsip, Illinois	Distribution centre(7)	392,618 sq ft
Cloquet, Minnesota	Manufacturing facility: coated paper and pulp(8) Distribution and R&D facility	650 acres 7 acres
Sappi Fine Paper Europe
Brussels, Belgium	Headquarters(9)	3,836 m2
Gratkorn, Austria	Manufacturing facility: coated paper and pulp	1,016,018m2
Maastricht, Netherlands	Manufacturing facility: coated paper and research and development facility	14.7 ha
Nijmegen, Netherlands	Manufacturing facility: coated paper	10.7 ha
Lanaken, Belgium	Manufacturing facility: coated paper and pulp	35.0 ha
Alfeld, Germany	Manufacturing facility: coated paper, uncoated paper and pulp	331,552 m2
Ehingen, Germany	Manufacturing facility: coated paper and pulp	358,092 m2
Blackburn, England	Manufacturing facility: coated paper	36.7 ha
Wesel, Germany	Distribution centre(7)	6.2 ha

Sappi Fine Paper South Africa
Enstra, South Africa	Manufacturing facility: uncoated paper and hardwood pulp, and the bleaching of softwood pulp(8)	582.7 ha
Stanger, South Africa	Manufacturing facility: coated paper, tissue and bagasse pulp(8)	55.4 ha
Adamas, South Africa	Manufacturing facility: uncoated paper and recycled packaging paper	7.2 ha
Other Fine Paper Operations
Hemel Hempstead, England (Nash Mill)	Manufacturing facility: business paper and printing paper and board	12 acres
Sappi Forest Products
Johannesburg, South Africa	Headquarters	Included under Sappi Limited headquarters
Sappi Saiccor
Umkomaas, South Africa	Manufacturing facility: dissolving pulp(8)	159.4 ha
Sappi Kraft
Ngodwana, South Africa	Manufacturing facility: linerboard, newsprint and kraft pulp	1,282.9 ha
Tugela, South Africa	Manufacturing facility: linerboard, corrugating medium, sackkraft and industrial kraft	914.4 ha
Cape Kraft, South Africa	Manufacturing facility: linerboard and corrugating medium	9.5 ha
Bunya, Swaziland (Usutu Pulp Mill)	Manufacturing facility: kraft pulp	45.0 ha
Sappi Forests
Barberton, South Africa (Lomati Sawmill)	Sawmill	24.6 ha

(1)
The approximate size measurement relates to, in the case of manufacturing and distribution facilities, the perimeter of the property on which the principal manufacturing or distribution facilities are situated and, in the case of offices, the interior offices space owned or leased.
(2)
Subject to a lease expiring in 2015.
(3)
All of Sappi Fine Paper North America principal properties are pledged as collateral under Sappi Fine Paper North America's credit facilities.
(4)
Subject to a lease expiring in 2006.
(5)
Subject to a lease that operates on a month-to-month basis.
(6)
Subject to a bailment arrangement.
(7)
Subject to a bailment arrangement.
(8)
Of the total 6.2ha, 8,800m2 is subject to a lease expiring at the end of 2005.
(9)
Subject to leases expiring in 2008.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion and analysis together with our Group annual financial statements, including the notes, included elsewhere in this Annual Report. Certain information contained in the discussion and analysis set forth below and elsewhere in this Annual Report includes forward-looking statements that involve risk and uncertainties. See "Forward-Looking Statements", "Item 3—Key Information—Selected Financial Data", "Item 3—Key Information—Risk Factors", "Item 4—Information on the Company", "Item 10—Additional Information—Exchange Controls", "Item 10—Additional Information—Taxation" and notes 3, 12, 13, 17, 18, 28, 30, 31, 33 and 38 to our Group annual financial statements included elsewhere in this Annual Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this Annual Report. The following discussion and analysis are based on the results of operations prepared in accordance with South African GAAP, which differ from US GAAP.

Company and Business Overview

        We are a global Company that through acquisitions in the 1990s has been transformed into the global market leader in coated fine paper. Two acquisitions were pivotal in establishing us as a global Company, namely the acquisition in 1994 of S.D. Warren Company, now known as Sappi Fine Paper North America, and the acquisition in 1997 of KNP Leykam, now integrated into Sappi Fine Paper Europe. Opportunities to grow within our core businesses will continue to be evaluated.

        We have integrated our fine paper acquisitions into a single fine paper business, which operates under the name Sappi Fine Paper. We are organised into two operating business units: Sappi Fine Paper and Sappi Forest Products.

        Sappi Fine Paper generated over 80% of our sales during fiscal 2003 and 2002. Of our sales for fiscal 2003 and fiscal 2002, over 85% were made in US dollars, euro and other non-Rand denominated currencies. Our South African business sells approximately 45% of its products in US dollars. See "Inflation and Foreign Exchange" and notes 33 and 34 to our Group annual financial statements included elsewhere in this Annual Report. Our sales by source and destination in fiscal 2003 were as follows:

	Sales by Source	Sales by Destination
North America(1)	32.2%	35.2%
Europe	44.3%	40.6%
Southern Africa	23.5%	13.2%
Far East and others	—	11.0%

Total	100%	100%

(1)
Sales by destination to North America includes Latin America.

See note 34 to our Group annual financial statements included elsewhere in this Annual Report for information regarding sales by source for prior periods.

        Sappi Fine Paper has a total paper production capacity of 4.2 million metric tonnes per annum. We are the global leader in the coated fine paper business with a capacity of 3.9 million metric tonnes of coated fine paper per annum and with a market share of approximately 24% in the United States, approximately 20% in Europe and greater than 58% in southern Africa. Our market share in the United States declined during fiscal 2003 as a result of our long-term branded merchant distribution rationalisations, following the Potlatch acquisition, which resulted in discontinuing certain products and merchant relationships, as well as pricing actions of competitors in response to difficult market conditions. As expected, we believe our market share has stabilised and that when demand improves we will see the benefits of our actions. After declining during the year, our European market share increased in recent months to last year's level. In addition, we are the world's largest producer of dissolving pulp, with a market share of approximately 15%. The Sappi Group is now more than 100% integrated on a net basis in terms of pulp usage, meaning that, while some of our facilities are market buyers of pulp and others are market sellers, in the aggregate we produce more pulp than we utilise. By region, the southern African operations are net sellers of pulp, Sappi Fine Paper North America is fully integrated and the European operations are approximately 42% self-sufficient for pulp in Continental Europe, but entirely dependent on market pulp in the United Kingdom. We supply approximately 69% of the wood requirements for our South African businesses from sources we own or lease. Both our North American and European operations are dependent on outside suppliers of wood for their production requirements.

        In recent years, we have sought to internationalise our shareholder base and increase our exposure in the world's major financial markets. On November 5, 1998, our American Depository Receipts commenced trading on the New York Stock Exchange. We believe that, as at the end September 2003, based on registered addresses and disclosure by nominee companies, 45% of our shares were held beneficially in North America, 43% of our shares were held beneficially in South Africa and 12% of our shares were held beneficially in Europe and elsewhere, excluding the shares owned by subsidiaries of Sappi.

Markets

        The markets for our pulp and paper products are significantly affected by changes in industry capacity and output levels and by cyclical changes in the world economy. As a result, the prices for our products have been cyclical. The pulp and paper industry has often been characterised by periods of imbalances between supply and demand, causing prices to be volatile.

        The market price per metric tonne of northern bleached softwood kraft ("NBSK") pulp, a pulp principally used for the manufacture of fine paper, is a benchmark widely used in the industry for comparative purposes. Over the past decade, the price of NBSK has ranged from $395 per metric tonne in November 1993 to $925 per metric tonne in September 1995.

        In line with the global economy, pulp demand has been low throughout 2002 and 2003 and price fluctuations have been driven primarily by supply management and the consequent impact on inventories. Accordingly, pulp prices fluctuated considerably with a difference of $125 per ton between the high and low of the NBSK price during fiscal 2003. The NBSK price was $470 in October 2002, $435 in January 2003; $560 in May 2003 and $510 in August 2003. Indications are that the pulp market is improving as a result of production discipline and declining market pulp inventories. The NBSK price edged up to $540 per ton in October 2003, and to $560 per ton in November 2003.

        The majority of Sappi's market pulp sales consist of dissolving pulp. Dissolving pulp generally trades at a premium to NBSK due to the more technically demanding application of the product. Dissolving pulp prices do, however, tend to follow the direction of changes in NBSK prices, albeit with a time lag and less volatility. In fiscal 2002, the dissolving pulp market was extremely difficult as a result of weak viscose staple fibre demand and competitive pressures resulting from surplus global capacity. We curtailed production to approximately 70% of capacity and maintained our inventories at low levels. During fiscal 2003 our Saiccor mill continued to diversify its product range, securing significant new supply arrangements in the acetate sector, where it is used in the manufacture of acetate flake, used in products such as filter tow for cigarette filters, and high quality yarns and fabrics. Partly as a result of improved economic growth in Asia, our Saiccor mill has run at full capacity since the first calendar quarter of 2003. The dissolving pulp market's supply-demand balance was further improved by the closure of International Paper's Natchez mill towards the middle of 2003.

        Paper price cycles have generally been less volatile than pulp price cycles. The following charts show the relative movements of some of the benchmark coated fine paper prices in Europe and North America.

Northern Bleached Softwood Kraft Pulp
vs European and US Coated Fine Paper Prices

        In North America, a $40 per short ton price increase announced for reels in August 2002 was implemented by December 2002. Further price increases announced in November 2002 of $40 per short ton for reels and most sheeted products were not successfully implemented. Some producers announced a $40 per short ton price increase for reels for July 2003, which was also not successfully implemented. As a result, coated free sheet prices remained more or less flat throughout fiscal 2003. Imports of coated free sheet continued to rise during fiscal 2003 and were 21% higher year-on-year. A weaker dollar and stronger demand from the European and Asian markets should help alleviate this.

        Prices for coated fine paper in Europe remained relatively stable during the first half of fiscal 2003, but declined quite sharply in recent quarters. Operating rates were impacted by poor domestic demand due to the low economic growth and even recession experienced by the main Eurozone economies, and the United Kingdom. A price increase has been announced for coated fine paper reels, effective January 2004, and although the increase will vary from one country to the next, it is expected that the increase will amount to approximately 4% on average in Europe.

        Apparent consumption (defined as shipments plus imports less exports) of coated fine paper grew rapidly to a peak in fiscal 2000 in Europe and North America. It contracted until fiscal 2002 and grew by 1.1% in Europe and 1.8% in the USA in fiscal 2003.

US and European Apparent Consumption
of Coated Fine Paper

        There continues to be significant overcapacity of coated fine paper, but the industry has responded with a large amount of production curtailment to balance supply with demand. During fiscal 2002 approximately 600,000 tonnes of coated fine paper capacity in North America was closed by our competitors. A further 100,000 tonnes of capacity was permanently removed from the North American market during 2003. Imports from Europe and Asia continue to put pressure on North American prices and volumes. Increased supply in China had a resultant impact on European and Asian producers which led to sharp increases in exports to the United States and a serious impact on North American producers, in particular.

        The advertising market in the US which is a major driver of our business, remains sluggish and the catalogue season, which typically picks up in the fourth quarter of fiscal 2003, was less marked than last year for coated fine paper reels. As a result, the growth in advertising pages was down 2.9% in the fourth quarter of fiscal 2003, when compared to the same quarter in the previous year. In Europe, magazine advertising remained depressed as a result of the poor economic climate since 2001.

        There continues to be significant overcapacity of coated fine paper in Europe, but the industry has responded with a large amount of production curtailment to balance supply with demand. During the same period in fiscal 2001 that pulp prices decreased by 37%, European coated fine paper prices had decreased by approximately only 5% on average. Fiscal 2002 saw marginal further erosion of European coated fine paper prices, which remained under severe pressure, with benchmark 90gsm sheets in Germany 3% lower in September 2002 than they were in October 2001. Prices for coated fine paper, which had been under pressure for two years, continued to decline, with a more rapid decline in the third and fourth quarters of fiscal 2003. The industry took significant downtime during fiscal 2003, in an effort to match output to demand and manage inventories, with operating rates of between 80-85% for the year.

        During fiscal 2003, in line with the industry, we continued to take considerable downtime, both at our North American and European operations.

        The timing and magnitude of price increases and decreases in the pulp and paper market generally vary by region and type of pulp and paper. See "Item 4—Information on the Company—Business Overview—The Pulp and Paper Industry".

Restructuring

        We have decided to take a number of actions in response to continuing weak markets and rising costs. These include the production downtime described above, as well as reducing capacity to improve the supply/demand balance in the United States and a range of other initiatives to reduce fixed costs in all regions.

        We restructured the Fine Paper division to simplify reporting lines. As a result the chief executive officers of Sappi Fine Paper Europe and Sappi Fine Paper North America will report directly to the chief executive officer of Sappi Limited. As a consequence the Fine Paper office in London will close, and the position of chief executive officer for Sappi Fine Paper no longer exists.

        In addition, in order to counteract the effect of rapidly increasing benefit costs, we also expect to reduce our staffing levels by a further approximately 100 people in North America and 150 people in Europe during fiscal 2004. We expect to take a pre-tax charge of approximately $13 million in the first quarter of fiscal 2004 in respect of this.

        We also announced the closure of the number 14 paper line at our Westbrook mill in Maine, North America. This follows our decision to take out capacity to improve the supply demand balance in the United States. The machine being closed is our highest cost paper machine. In the last quarter of fiscal 2003 we wrote off the assets and related inventory and took a charge of $19 million after tax ($32 million pre-tax). We expect to take a further charge of approximately $15 million pre-tax in the first quarter of fiscal 2004 in respect of the closure costs. We expect expense savings before tax of approximately $18 million in a full year once the paper line has been closed.

        We also ceased operations at Clan sawmill (South Africa) in the last quarter of fiscal 2003 and expect to close the mill before December 2003. The mill, with a log intake of 80,000 m3, uses old technology and does not have a competitive log supply. The closure will not have a material impact on our results, but will result in the loss of approximately 300 jobs.

        For further information see Mill Closures, Acquisitions and Dispositions.

South African Economic and Political Environment

        Sappi Limited's status as a South African company and ownership of significant operations in southern Africa result in us being subject to various economic, fiscal, monetary, regulatory, operational (including labour-relations) and political policies and factors that affect South African companies and their subsidiaries generally. The impact of certain of these policies and factors, for example regulatory and operational factors, is limited by the geographic diversity of our sales by source and the geographic diversity of our operating assets, of which Europe represented 38%, North America represented 32% and southern Africa represented 30% at the end of fiscal 2003.

        South Africa features a highly developed sophisticated infrastructure at the core of its economy. The South African economy is expected to grow at approximately 2.0% in 2003. South Africa currently has long-term foreign currency investment ratings of Baa2 from Moody's Investor Services, Inc. and BBB from Standard & Poor's Rating Service. While exchange controls have been relaxed in recent years and are continuing to be relaxed, South African companies remain subject to restrictions on their ability to raise and deploy capital outside of the Southern African Common Monetary Area. See "—Liquidity and Capital Resources—Financing".

        Despite the democratisation of South Africa in recent years, the country continues, however, to face challenges in overcoming substantial differences in levels of economic and social development among its people, and in addressing problems such as inflation, unemployment, crime and a high incidence of HIV/AIDS experienced in recent years.

        We believe that HIV/AIDS is a business risk that has to be measured, monitored and managed. Addressing HIV/AIDS continues to be a high priority for us and extensive work has been undertaken to manage the risks posed to employees and the company. Our HIV/AIDS programme has been accelerated and a voluntary counselling programme to assist HIV employees, has continued to receive growing support. We have extended anti-retroviral treatment to all employees for whom the treatment is medically indicated. From August 2002 medical care included the provision of Nevirapine treatment for employees to prevent mother-to-child transmission. Anti-retroviral treatment was offered to HIV-infected permanent employees from the beginning of 2003. The continued provision of this treatment is subject to annual review.

        The government and business at large have taken a number of steps in recent years to increase ownership of South African business assets by Black Empowerment Entities (BEE) and to achieve broad based black empowerment in the economy. In March 2003 the government published a Bill (expected to be enacted shortly) on broad based Black Empowerment that contains no quantitative indication on how Black Economic Empowerment is to occur. It does, however, propose a framework for companies not covered by charters for their sectors to develop Black Economic Empowerment plans and to measure progress against these plans. The Minister of Trade and Industry will require companies to submit annual progress reports in this regard. The Black Economic Empowerment framework in the Bill covers board and management composition, equity participation, human resource development, procurement and enterprise development. The South African constitution guarantees ownership rights of assets, and it is the stated intent of the bill that transfer of ownership will occur at market prices. It should be noted that Black Economic Empowerment equity participation need not necessarily occur at the corporate level, and can be effected at divisional, business unit or lower levels. Because the Bill sets forth a framework for plans rather than specific requirements or goals, it is too early to predict whether or how our business or assets may be impacted.

Foreign Exchange, Inflation and Interest Rates

        The Sappi Group reports in US dollars. Since 1990, our expansion has been focused outside of southern Africa and during fiscal 2003 over 85% of sales was generated from sales to customers outside of southern Africa.

        We made sales in a range of foreign currencies in the fiscal years shown as follows:

	Year Ended September
	2003	2002	2001
(Percentage of Sales)
US dollar	46.7	45.3	48.6
euro	36.6	39.1	30.2
Rand	13.2	12.0	11.9
Other	3.5	3.6	9.3

Total	100.0	100.0	100.0

        The increased proportion of US dollar denominated sales, and the decreased proportion of euro denominated sales, resulted primarily from the increased proportion of export sales in 2003 by Sappi Forest Products (largely US dollar denominated).

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

        In southern Africa, expenses incurred are generally denominated in Rand, as are local sales. Exports to other regions, which represent approximately 45% of sales in fiscal 2003, are denominated primarily in US dollars.

        The depreciation of the Rand or the euro against the US dollar tends to enhance the value of exports from South Africa and Europe in local currencies, while appreciation of these currencies against the US dollar will have the opposite impact. Since expenses are generally denominated in local currencies, the depreciation of the US dollar has a negative effect on gross margins on exports and such domestic sales, which are priced relative to international US dollar prices. European imports of pulp denominated in US dollars have benefited in terms of local currency. Our consolidated financial position, results of operation and cash flows may be materially affected by movements in the exchange rate between the US dollar and the respective local currencies to which our subsidiaries are exposed.

        Since the adoption of the euro by the European Union on January 1, 1999, when the euro was trading at approximately $1.18 per euro, the euro depreciated against the US dollar to approximately $0.88 per euro at the end of fiscal 2000. During fiscal 2001, it reached a low of approximately $0.83 per euro on October 25, 2000, and recovered to approximately $0.92 per euro at the end of fiscal 2001, and $0.98 at the end of fiscal 2002. It continued to strengthen and at the end of fiscal 2003 was approximately $1.15 per euro and it reached an all-time high of approximately $1.22 per euro on December 8, 2003. During fiscal 2000, the Rand traded at levels around R6.55 per US dollar, and was approximately R7.22 per US dollar at the end of fiscal 2000. At the end of fiscal 2001, the Rand weakened to approximately R8.94 per US dollar. It continued to weaken significantly and reached a new low of approximately R13.90 per US dollar on December 21, 2001. The Rand has recovered since that low and at the end of fiscal 2002 was trading at approximately R10.54 per US dollar. It continued to strengthen and was approximately R7.13 per US dollar at the end of fiscal 2003. It reached a recent high of approximately R6.09 per US dollar on December 3, 2003 and on December 8, 2003 was trading at approximately R6.41 per US dollar. The principal currencies in which our subsidiaries conduct business that are subject to the risks described in this paragraph are the US dollar, euro and Rand.

        The following table sets forth South African inflation and the average US dollar exchange rates we used in preparing the income statement and balance sheet included in our audited Group annual financial statements for fiscal 2003, fiscal 2002 and fiscal 2001:

	Year Ended September
	2003	2002	2001
Inflation(1)	3.7%	14.5%	4.4%
Average Exchange Rate(2,3)
Rand(4)	8.3300	10.5393	7.9574
Euro(4)	1.0804	0.9188	0.8855
Year end Exchange Rate(2,3)
Rand(4)	7.1288	10.5400	8.9386
Euro(4)	1.1475	0.9789	0.8855

(1)
South African Consumer Price Index (CPI). The CPI for fiscal 2003 is for the period from October 1, 2002 to September 30, 2003, whereas the CPI for fiscal 2002 and 2001 is for the calendar year.
(2)
As disclosed in note 2 to our Group annual financial statements included elsewhere in this Annual Report.
(3)
At December 5, 2003, based upon the Rand Noon Buying Rate and the euro Noon Buying Rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York, the exchange rates were as follows: Rand 6.3100 per $1.00 and euro 1.2157 per $1.00. Source: Federal Reserve Statistical Release.
(4)
US$1 = Rand, euro 1 = US dollar.

        The Rand declined against the US dollar in fiscal 2000 and 2001 due to emerging market concerns. South African prime overdraft interest rates declined to 14.5% in January 2000, and to a level of 13.0% in September 2001, the lowest levels in 13 years. The South African inflation rate (as measured by inflation less mortgage interest rates), increased from 6.5% in December 2001, to 14.5% in October 2002, mainly due to the significant weakening of the Rand against the US dollar in the quarter ended December 2001. Accordingly, prime overdraft interest rates increased by 4% to 17% by the end of fiscal 2002. Since reaching its lowest levels against the US dollar in December 2001, the Rand has strengthened consistently to its current levels of between R6.00 and R6.50. Partly due to the stronger Rand during fiscal 2003, the South African inflation rate decreased significantly to 4.4% as at November 2003, within the target range of 3-6% for calendar 2003 as set by The South African Reserve Bank ("the SARB"). The SARB reduced its repurchase rate from 13.5% in November 2002 to 8.5% as at October 20, 2003. The repurchase rate is the rate at which the SARB grants assistance to the banking sector and therefore represents a cost of credit to the banking sector. When the repurchase rate is changed, the interest rates on overdrafts and other loans extended by the banks also tend to change. In this way the Reserve Bank indirectly affects the interest rates in the economy. The target range for inflation for calendar 2004 is 3-6%. Although South African interest rates impact the cost of our South African borrowings, the majority of our borrowings has been incurred by subsidiaries outside southern Africa, denominated in either US dollars or euro.

        In the US and Europe inflation rates were relatively stable in recent years, and accordingly had a lesser impact on our North American and European businesses. During fiscal 1999, the three-month LIBOR interest rate for the US dollar remained relatively stable at a level between 5.0% and 5.5%. It reached 6.2% in early October 1999, and increased further, exceeding 6.8%, in May 2000. It remained unchanged through to the end of fiscal 2000. Fiscal 2001 saw a period of significant rate reductions to 2.6% at the end of fiscal 2001. It was 1.92% at the end of fiscal 2002 and 1.14% at the end of fiscal 2003.

        The three-month EURIBOR interest rate in Europe started fiscal 1999 at 4.1%, and decreased to 2.7% at the start of fiscal 2000. It increased sharply to 4.9% at the end of fiscal 2000. During fiscal 2001, it decreased and was 3.7% at the end of fiscal 2001 and 3.5% at the end of fiscal 2002. At the end of fiscal 2003 it was 2.13%. The low interest rates in the United States and Europe continue to represent a significant interest rate differential when compared to South Africa's 8.5% repurchase rate as determined by the SARB, and could result in further short-term strengthening of the Rand.

        We borrow in the currencies of the countries in which we invest, thus securing a natural currency hedge. As a result, finance costs are related to the location of our activities and not our domicile.

        Our foreign exchange policy consists of the following principal elements:

  •
  External borrowings are taken in the functional currency of the operating company concerned and, if not, then the exposure is fully and specifically hedged. Wherever appropriate we aim to apply hedge accounting treatment to avoid volatility in our results due to mark-to-market effects of such hedging instruments.

  •
  All major capital expenditure in foreign currencies is hedged immediately on approval of the project.

  •
  All trade receivables/payables are hedged from the time the transactions are consummated. These exposures are hedged through our central treasury, where external hedging instruments are contracted after netting the various exposures.

  •
  Variations in this policy are considered from time to time, but any deviations from the central treasury policy are always subject to prior board approval.

        Translation risks are not hedged. In the past we managed our relative borrowing and equity ratios by financing our investments in different currencies with similar borrowing to asset ratios. This approach changed during the past two years due to changes in our finance arrangements.

        External dollar borrowings for our North American operations was replaced by inter-group financing from Sappi Papier Holding GmbH ("SPH"), our European company. Accordingly, there is a larger proportion of borrowings in our European operations when compared to the position before fiscal 2002. To the extent that the currency exchange rate of the US dollar changes against the functional currencies of our operating entities, a net translation effect is booked to the foreign currency translation reserve account in the balance sheet. We prefer not to hedge this exposure with financial instruments, as these result in cash settlements which impact our results on a permanent basis. Borrowings taken up in a currency other than the functional currency of the borrowing entity is specifically hedged with financial instruments, such as currency swaps and forward exchange contracts. Hedge accounting treatment is applied where permitted and appropriate. For a description of our interest and exchange rate risks, see note 33 to our Group annual financial statements included elsewhere in this Annual Report.

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

        The following table sets forth sales and operating profit for Sappi, Sappi Fine Paper by region, and Sappi Forest Products, in US dollars, and as a percentage of sales. Operating profit percentages are expressed as a percentage of sales of the applicable business unit.

	Year Ended September
	2003		2002		2001
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
	(US$ in million)
Sales:
Sappi Fine Paper
Sappi Fine Paper North America	1,384	32.2	1,197	32.1	1,442	34.5
Sappi Fine Paper Europe	1,903	44.2	1,744	46.8	1,781	42.5
Sappi Fine Paper South Africa	270	6.3	215	5.7	229	5.5

Total	3,557	82.7	3,156	84.6	3,452	82.5
Sappi Forest Products	742	17.3	573	15.4	732	17.5

Consolidated Sales	4,299	100.0	3,729	100.0	4,184	100.0
Operating profit (loss):
Sappi Fine Paper
Sappi Fine Paper North America	43	3.1	(21)	(1.8)	40	2.8
Sappi Fine Paper Europe	112	5.9	217	12.4	177	9.9
Sappi Fine Paper South Africa	35	13.0	34	15.8	31	13.5

Total	190	5.3	230	7.3	248	7.2
Sappi Forest Products	101	13.6	141	24.6	194	26.5
Corporate	(5)	—	18	—	4	—

Consolidated Operating profit	286	6.7	389	10.4	446	10.7

Year Ended September 2003 Compared to Year Ended September 2002

        The average US dollar rate weakened during fiscal 2003 by 17.6% against the euro and by 21.0% against the Rand.

        The translation of our results from local currencies to US dollar for reporting purposes tends to distort comparisons between periods when currencies are volatile. For example, as a result of the weakening of the average US dollar rate against the euro and the Rand during fiscal 2003, a 9.4% reduction in average selling price realised in euro translates to a 6.5% increase in US dollar, and a 2.6% increase in average selling price realised in Rand translates to a 29.8% increase in US dollar.

        We refer to this as the currency effect in the following discussion of our financial condition and results of operations.

Sales

        Sales represent the net sales value of all products sold to outside parties. For a full description see our revenue recognition policy in note 2 of our Group annual financial statements included elsewhere in this Annual Report.

        In fiscal 2003, the volume of products sold increased by 588,000 metric tonnes (9.7%) to 6,675,000 metric tonnes, from 6,087,000 metric tonnes in fiscal 2002. The volume of products sold increased for Sappi Fine Paper North America (220,000 metric tonnes), Sappi Fine Paper Europe (53,000 metric tonnes) and Sappi Forest Products (325,000 metric tonnes), while the volume sold by Sappi Fine Paper South Africa decreased (10,000 metric tonnes) during fiscal 2003.

        Consolidated sales increased by $570 million (15.3%) to $4,299 million in fiscal 2003, from $3,729 million in fiscal 2002. This increase is due to the currency effect ($512 million) and increased volume ($331 million), reduced by lower average selling prices realised in local currencies ($273 million). The sales of our Fine Paper division increased by $401 million (the Potlatch acquisition, which impacted the results of fiscal 2003 for a whole year, compared to the impact of only 4.5 months in fiscal 2002, contributed $227 million) and Sappi Forest Products by $169 million.

        Sappi Fine Paper.    The total volume of fine paper products sold by Sappi Fine Paper increased by 263,000 metric tonnes (7.2%) to 3,916,000 metric tonnes. For Sappi Fine Paper Europe, volume increased by 53,000 metric tonnes (2.4%) to 2,233,000 metric tonnes. Volume increased by 220,000 metric tonnes (18.9%) to 1,383,000 metric tonnes for Sappi Fine Paper North America in fiscal 2003, primarily due to the Potlatch acquisition (283,000 metric tonnes). For Sappi Fine Paper South Africa, volume decreased by 10,000 metric tonnes (3.2%) to 300,000 metric tonnes in fiscal 2003, mainly due to competition from imports as a result of the weak US dollar.

        Total sales for Sappi Fine Paper increased by $401 million (12.7%) to $3,557 million in fiscal 2003. This increase is due to the currency effect ($360 million) and increased volume ($234 million—mainly contributed by the Potlatch acquisition), reduced by lower average selling prices realised in local currencies ($193 million). Average prices realised in US dollar terms in fiscal 2003 increased by $44 per metric tonne (5.1%) to $908 per metric tonne as compared to fiscal 2002.

        For Sappi Fine Paper Europe, sales increased by $159 million (9.1%) to $1,903 million, of which $303 million is due to the currency effect and $46 million is due to increased volumes, reduced by lower average selling prices realised in euro terms ($190 million). Sappi Fine Paper Europe realised average prices in US dollar terms of $852 per metric tonne in fiscal 2003, up 6.5% from $800 per metric tonne in fiscal 2002, as a result of the currency effect. In euro terms, average prices realised in fiscal 2003 decreased by 9.4%, reflecting the weak markets for coated fine paper in Europe.

        Sales for Sappi Fine Paper North America increased by $187 million (15.6%) to $1,384 million, as a result of the increase in volume sold ($196 million—mainly contributed by the Potlatch acquisition) offset by lower average prices realised ($9 million). The average price realised for fine paper products for Sappi Fine Paper North America decreased by 2.7% to $1,001 per metric tonne in fiscal 2003, primarily due to weak markets for coated paper in North America as well as the pressure from continued imports into the US.

        For Sappi Fine Paper South Africa, sales increased by $55 million (25.6%) to $270 million in fiscal 2003. This increase is mainly due to the currency effect ($57 million) and partly due to higher average selling prices realised in Rand terms ($6 million), offset by lower volumes sold ($8 million). The average price realised for fine paper products in South Africa in US dollar terms increased by 29.8% to $900 per metric tonne in fiscal 2003, as a result of the currency effect, while in Rand terms, the average price realised in fiscal 2003 increased by only 2.6%.

        Sappi Forest Products.    The total volume of paper pulp, dissolving pulp, commodity paper products and timber products sold by Sappi Forest Products increased by 325,000 metric tonnes (13.4%) to 2,759,000 metric tonnes in fiscal 2003, compared to 2,434,000 metric tonnes in fiscal 2002. While sales volumes for paper pulp remained flat, there were increases in volumes of dissolving pulp (26.1%) and timber products (23.2%) sold, and lower volumes of commodity paper products volumes (2.8%) sold. The increase in the volume of our dissolving pulp sold reflects the increased demand in that market.

        Sappi Forest Products sales increased by $169 million (29.5%) to $742 million in fiscal 2003 from $573 million in fiscal 2002. This increase is mainly as a result of the currency effect ($152 million) and increased volumes sold ($97 million), partly offset by lower average selling prices realised in Rand terms ($80 million). In Rand terms, sales increased by only 2.3% in fiscal 2003. The average price realised for dissolving pulp in Rand terms decreased by 14.6% per metric tonne in fiscal 2003. For commodity paper products, the average price realised in Rand terms increased by 6.9% per metric tonne, whilst the average price for timber products in Rand terms decreased by 10.3% per metric tonne.

Operating Expenses

        Operating expenses include cost of goods sold and selling, general and administrative expenses.

        Operating expenses increased by $673 million (20.1%) to $4,013 million in fiscal 2003. This increase was mainly in our European and southern African operations, due to stronger local currencies in respect of our European and southern African operations, as well as additional operating expenses for Sappi Fine Paper North America, following the Potlatch acquisition in fiscal 2002 ($220 million). However, these increases were partially offset by increased levels of efficiency and cost control. Operating expense per tonne increased to $601 from $549 per metric tonne, $52 (9.5%) per metric tonne higher than last year. Operating expense per metric tonne in fiscal 2001 was $612. Operating expenses as a percentage of sales at 93.3% in fiscal 2003 increased from 89.6% in fiscal 2002. The increase in operating expense per metric tonne is mainly due to the currency effect, while the increase as a percentage of sales is primarily attributable to lower selling prices realised in local currency terms.

        Selling, general and administrative expenses increased by $77 million (29.5%) to $338 million in fiscal 2003, resulting partly from the currency effect ($31 million), partly from increased costs as a result of the Potlatch acquisition ($23 million) and partly from the reversal in fiscal 2002 of litigation and insurance accruals ($19 million).

Operating Profit

        Consolidated operating profit decreased by $103 million (26.5%) to $286 million in fiscal 2003, from $389 million in fiscal 2002, primarily attributable to decreases in operating profit for our European Fine Paper division ($105 million) and for Sappi Forest Products ($40 million), offset mainly by an improved operating profit for Sappi Fine Paper North America of $64 million. Corporate operating loss of $5 million in fiscal 2003 compares to an operating profit of $18 million in fiscal 2002, mainly due to lower intergroup insurance income earned by our captive insurance company in fiscal 2003, as well as the reversal of litigation and insurance accruals ($19 million) in fiscal 2002.

        Our Group operating margin, or the ratio of operating profit to sales, was 6.7% in fiscal 2003 compared to 10.4% in fiscal 2002. The lower operating profit and operating margin reflect the continuing difficult trading conditions in our major markets, resulting in lower average prices realised in our European and North America Fine Paper operations, and is also partly attributable to the currency effect on the costs of our European and southern African operations.

        Sappi Fine Paper.    Operating profit for Sappi Fine Paper decreased by $40 million (17.4%) to $190 million in fiscal 2003, mainly due to lower operating profit in fiscal 2003 for Sappi Fine Paper Europe offset by an increase for Sappi Fine Paper North America. Operating margin decreased to 5.3% in fiscal 2003 as compared to 7.3% in fiscal 2002.

        Operating profit for Sappi Fine Paper Europe decreased by $105 million (48.4%) to $112 million in fiscal 2003 from $217 million in fiscal 2002. Operating margin decreased to 5.9% in fiscal 2003 from 12.4% in fiscal 2002. This decrease in operating profit and operating margin reflects the difficult trading conditions in Europe and was primarily due to lower average prices realised in euro terms. Production was further curtailed to manage inventories. Improved productivity and cost reductions decreased operating expense per metric tonne in euro terms by 2.6% in fiscal 2003, which offset to some extent the reduction in operating profit and operating margin.

        Sappi Fine Paper North America generated operating profit of $43 million in fiscal 2003 compared to an operating loss of $21 million in fiscal 2002, reflecting synergies in fiscal 2003 from the Potlatch acquisition in fiscal 2002. Operating margin increased to 3.1%. This increase in operating profit and operating margin was attributable mainly to higher volumes sold (mainly from the Potlatch acquisition) and partly to improved productivity, despite the continuous difficult trading conditions in the US in fiscal 2003, which resulted in lower average selling prices realised. Production was further curtailed to manage inventories. Although our North American business returned to profitability during fiscal 2003, its margins remain under pressure.

        The operating profit of $35 million for Sappi Fine Paper South Africa remained relatively flat as compared to $34 million in fiscal 2002. Selling prices realised in Rand terms improved by 2.6%, while the operating cost per metric tonne in Rand terms increased by 6.0%. Operating margin decreased to 13.0% in fiscal 2003 from 15.8% in fiscal 2002, mainly due to the decrease in volume sold.

        Sappi Forest Products.    Sappi Forest Products operating profit decreased by $40 million (28.4%) to $101 million in fiscal 2003. This is mainly attributable to lower average selling prices realised in Rand terms as a result of the weak dollar, which declined on average by 9.7%, offset by the 13.4% increase in volume sold. The increase in operating cost per metric tonne was well contained, which in Rand terms amounted to only 3.4%. Operating margin therefore decreased to 13.6% in 2003, from 24.6% in fiscal 2002.

Year Ended September 2002 Compared to Year Ended September 2001

Sales

        In fiscal 2002, the volume of products sold remained flat at 6,087,000 metric tonnes compared to 6,106,000 metric tonnes in fiscal 2001. The volume of products sold by Sappi Fine Paper North America decreased while the volume sold by our European and South African divisions increased or remained flat during fiscal 2002.

        Consolidated sales decreased by $455 million (10.9%) to $3,729 million in fiscal 2002, from $4,184 million in fiscal 2001. The sales of our Fine Paper division decreased by $296 million and Sappi Forest Products by $159 million. This was the second consecutive year that our consolidated sales declined and was largely due to lower overall demand, sharply declining prices, particularly in North America, and the weakening of the Rand relative to the US dollar. The results of Sappi Fine Paper South Africa and Sappi Forest Products in local currency terms were, however, positively affected by the currency effect during fiscal 2002. Management took various actions to close under-performing facilities. The closure of the Mobile mill in fiscal 2001 decreased sales by $236 million in fiscal 2002. The Potlatch acquisition has favourably impacted our performance and sales were higher in the last two quarters of fiscal 2002 despite the continuing weak prices.

        Sappi Fine Paper.    The overall volume of fine paper products sold by Sappi Fine Paper decreased by 41,000 metric tonnes (1.1%) to 3,653,000 metric tonnes. For Sappi Fine Paper Europe, volume increased by 12,000 metric tonnes (0.6%) to 2,180,000 metric tonnes. Volume decreased by 75,000 metric tonnes (6.1%) to 1,163,000 metric tonnes for Sappi Fine Paper North America in fiscal 2002, partly due to slow economic activity but also due to the closure of Mobile in 2001 (which reduced sales by 232,600 metric tonnes in fiscal 2002), partly offset by the Potlatch acquisition (171,400 metric tonnes). For Sappi Fine Paper South Africa, volume increased by 22,000 metric tonnes (7.6%) to 310,000 metric tonnes in fiscal 2002, mainly due to a recovery of market position and an improved uncoated fine paper and tissue market in South Africa.

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

        Sales for Sappi Fine Paper North America decreased by $245 million (17.0%) to $1,197 million, mainly due to the decrease in volume sold (net of closure costs, acquisition costs and the effect of reduced demand) and lower average prices realised. The average price realised for fine paper products for Sappi Fine Paper North America decreased by 11.6% to $1,029 per metric tonne in fiscal 2002. This decrease was attributable primarily to the slowdown of the US economy as well as the pressure from increased levels of imports into the US.

        For Sappi Fine Paper South Africa, sales decreased by $14 million (6.1%) to $215 million. This decrease was primarily attributable to lower selling prices realised, offset by the increase in volume sold. The average price realised for fine paper products in South Africa decreased by 12.7% to $694 per metric tonne in fiscal 2002. This price decrease was attributable primarily to the currency effect during fiscal 2002. In Rand terms, the average price realised in fiscal 2002 increased by 15.5%.

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

        Sappi Forest Products sales decreased by $159 million (21.7%) to $573 million in fiscal 2002 from $732 million in fiscal 2001. This was primarily attributable to lower selling prices realised, partly due to difficult market conditions and partly due to the currency effect during fiscal 2002. The average price realised for dissolving pulp decreased by 25.6% per metric tonne in fiscal 2002. For commodity paper products, the average price realised decreased by 26.7% to $354 per metric tonne, whilst the average price for timber products decreased by 17.8% to $37 per metric tonne.

Operating Expenses

        Operating expenses decreased by $398 million (10.6%) to $3,340 million in fiscal 2002. This decrease was mainly due to the closure of Mobile in 2001 ($266 million) and lower input costs of pulp, and also partly due to effective cost controls, lower selling, general and administrative expenses, as well as the currency effect in respect of our southern African operations. However, these decreases were partially offset by additional operating expenses following the Potlatch acquisition ($127 million), $13 million of Cloquet integration costs incurred by our North American operations and higher external insurance costs. Operating expense per tonne decreased to $549 (10.3%) from $612 per metric tonne, compared to last year. Operating expenses as a percentage of sales at 89.6% in fiscal 2002, remained relatively flat compared to 89.3% in fiscal 2001.

        Selling, general and administrative expenses decreased by $29 million (10.0%) to $261 million in fiscal 2002, resulting primarily from the reversal of pending litigation accruals made in prior years, and the reduction of insurance accruals. This decrease was also attributable to better management of expenses and cost cutting initiatives following the closure of Mobile in fiscal 2001, further aided by the currency effect in respect of our southern African operations.

Operating profit

        Consolidated operating profit decreased by $57 million (12.8%) to $389 million in fiscal 2002, from $446 million in fiscal 2001. This decrease in consolidated operating profit was primarily attributable to decreases in operating profit for our North American Fine Paper division and for Sappi Forest Products, offset mainly by increased operating profit for Sappi Fine Paper Europe. Corporate operating profit of $18 million (fiscal 2001—$4 million) related mainly to inter-group insurance income earned by our captive insurance company in respect of risk assumed on behalf of the regions.

        Operating margin decreased to 10.4% in fiscal 2002 from 10.7% in fiscal 2001. This decrease was primarily attributable to lower average prices realised in most of our operations (particularly in North America) and production curtailment.

        Sappi Fine Paper.    Operating profit for Sappi Fine Paper decreased by $18 million (7.3%) to $230 million in fiscal 2002. This was mainly due to the decrease in operating profit for Sappi Fine Paper North America offset by an increase for Sappi Fine Paper Europe. Operating margin was relatively flat at 7.3% in fiscal 2002 as compared to 7.2% in fiscal 2001.

        Operating profit for Sappi Fine Paper Europe increased by $40 million (22.6%) to $217 million in fiscal 2002 from $177 million in fiscal 2001. Operating margin increased to 12.4% in fiscal 2002 from 9.9% in fiscal 2001. This increase in operating profit and operating margin was partly due to increased exports, the decrease in input costs for pulp and was also achieved through improved productivity and cost reductions, despite the difficult trading conditions which resulted in further production curtailment.

        Sappi Fine Paper North America generated an operating loss of $21 million in fiscal 2002 compared to an operating profit of $40 million in fiscal 2001. This decrease was attributable primarily to reduced demand, lower selling prices due to low-priced imports, the continued slow down of the growth of the US economy and the cost of integrating the Cloquet mill. Production was further curtailed to manage inventories. Although our North American business returned to profitability in the last quarter of fiscal 2002 as a result of stronger demand and the benefits of the Potlatch acquisition, its margins remained under pressure.

        The operating profit of Sappi Fine Paper South Africa increased by $3 million (9.7%) to $34 million in fiscal 2002. This increase was partly attributable to higher volumes sold due to increased local demand, increased volumes of higher margin products sold and the currency effect. As a result, operating margin increased to 15.8% in fiscal 2002 from 13.5% in fiscal 2001.

        Sappi Forest Products.    Sappi Forest Products operating profit decreased by $53 million (27.3%) to $141 million in fiscal 2002. This was mainly attributable to lower selling prices, especially for export products and production curtailment at Saiccor, because of low dissolving pulp demand. Operating margin decreased to 24.6% in fiscal 2002, from 26.5% in fiscal 2001.

Non-trading Profit (Loss)

        Non-trading profit (loss) represents all income and expenditure relating to activities outside what is regarded as normal trading. Non-trading profit (loss) includes, amongst other things, profits and losses on the disposal of fixed assets and mill closure costs when these occur.

        Non-trading loss was $27 million in fiscal 2003, $17 million in fiscal 2002 and $207 million in fiscal 2001.

  •
  Non-trading loss in fiscal 2003 consisted primarily of a pre-tax charge of $32 million for asset impairment and related write-off of inventory at our Westbrook mill (Sappi Fine Paper North America), reduced by a net non-trading profit of $5 million relating to various other items, including a net profit of $3 million relating to the sale of a scrapped paper machine at our Gratkorn mill in Austria (Sappi Fine Paper Europe).

  •
  Non-trading loss in fiscal 2002 consisted primarily of a charge of $10 million in respect of the write-off of deferred finance costs relating to refinancing the $140 million principal amount of 14% debentures due December 2001 of S.D. Warren Company (the "North American 14% Debentures"), a charge of $9 million relating to the Transcript mill closure and a charge of $4 million relating to the restructuring of the Usutu mill. Non-trading loss was reduced by a release of $7 million relating to an overprovision in fiscal 2001 for the costs relating to the Mobile mill closure.

  •
  Non-trading loss in fiscal 2001 consisted primarily of a $183 million ($110 million after tax) charge for the write-off of the assets and costs relating to the Mobile mill closure, and a charge of $9 million relating to the write-off of deferred finance costs relating to the refinancing of the $250 million S.D. Warren term loan and revolving credit facility in 2001.

Net Finance Costs

        Net finance costs consist of interest expense, net of interest received, interest capitalised, foreign exchange gains and losses and mark-to-market effects of financial instruments.

        Net finance costs increased to $90 million in fiscal 2003 from $74 million in fiscal 2002, following higher levels of borrowings in respect of the Potlatch acquisition in May 2002, which impacted fiscal 2003 for the full year. Gross finance costs increased by $31 million over fiscal 2002 to $150 million as a result of higher levels of borrowings and the fixed rate bonds which on average bore interest of 7% during most of fiscal 2003. Our issuance of $750 million of public bonds at fixed interest rates in June 2002, had a limited impact in fiscal 2002, and a greater impact this fiscal year. Between March 2003 and July 2003 contracts were concluded to swap the fixed rate exposure to floating rates. The full impact of these swaps in the form of reduced interest costs will be evident in fiscal 2004, assuming short-term interest rates remain at current levels. Net finance costs were also positively impacted by a $6 million gain relating to the mark-to-market effects of financial instruments (fiscal 2002—$11 million charge).

        Net finance costs decreased to $74 million in fiscal 2002 from $92 million in fiscal 2001, despite the increased finance costs resulting from the approximately $483 million of additional indebtedness incurred to finance the Potlatch Acquisition and a $11 million charge relating to mark-to-market effects of financial instruments. The decrease in net finance costs in fiscal 2002 resulted primarily from the refinancing of certain higher cost loans, lower levels of borrowings for the period prior to the Potlatch acquisition and a net foreign exchange gain of $4 million.

        Net finance cost before finance costs capitalised ($113 million) was covered 6.0 times by cash generated by operations ($675 million) in fiscal 2003, compared to 7.2 times for fiscal 2002, after having increased from 6.2 times in fiscal 2001. The reduction in fiscal 2003 is mainly due to lower levels of profits and increased borrowings and finance costs in fiscal 2003.

        Finance costs capitalised in fiscal 2003 were $23 million, down from $29 million in fiscal 2002 and $33 million in fiscal 2001. Finance costs capitalised related mainly to the holding cost of forests and capitalised interest on major projects under construction. The reduction in the amount capitalised is mainly due to the reduction in actual finance costs incurred in fiscal 2003 by our southern African operations. Changes in accounting rules will prevent the capitalisation of interest for holding costs of forests with effect from fiscal 2004. In the future, movements in the fair value of plantations will impact operating income. This change could lead to increased volatility going forward. This policy will be effective from our Fiscal 2004 year. For further information see note 2 of our Group annual financial statements included elsewhere in this Annual Report.

Taxation

        Total taxation amounted to $20 million in fiscal 2003, $78 million in fiscal 2002 and $9 million in fiscal 2001. Total taxation in fiscal 2003 decreased by $58 million, mainly due to lower levels of profit, the result of an income allocation mix in our different tax regimes as well as a deferred tax credit ($13 million) resulting from the Westbrook asset impairment charge. Total taxation in fiscal 2002 increased by $69 million, mainly due to the $73 million tax credit relating to the Mobile closure charge in fiscal 2001.

        The effective tax rate was 11.9%, 26.1% and 6.2% for fiscal 2003, fiscal 2002 and fiscal 2001, respectively. The decrease in the effective tax rate in fiscal 2003 is primarily the result of an income allocation mix in different tax jurisdictions and partly from a deferred tax credit resulting from the Westbrook asset impairment charge. The effective tax rate in fiscal 2003 for ongoing operations excluding the impact of the Westbrook asset impairment is 16.2%. The increase in the effective tax rate in fiscal 2002 is mainly the result of the $73 million tax credit relating to the Mobile closure charge in fiscal 2001. The effective tax rate for ongoing operations excluding Mobile was approximately 25% for fiscal 2001.

        Certain of our companies are subject to taxation queries, which could give rise to additional taxation costs. While amounts have been provided for such costs in addition to amounts disclosed as contingent liabilities, management currently believes, based on legal counsel opinion, that no further material costs will arise. See note 29 to our Group annual financial statements included elsewhere in this Annual Report.

        Sappi International S.A. ("SISA"), our group treasury, operates in Belgium under a co-ordination centre licence, a special licence granted by the Belgium government that includes an alternative method of calculating the taxation liability of a co-ordination centre. This licence was renewed in July 2003 and preserves the tax status until at least September 2005. Pending negotiations between Belgium and the European Commission regarding the tax status of co-ordination centres in Belgium, there is a possibility that Belgium will be compelled to remove, or substantially amend, the beneficial tax regime applicable to co-ordination centres. According to the new rules applicable to Belgian co-ordination centres as legislated by Belgium, but not yet fully agreed to by the European Commission, the tax base could in future be determined on a cost plus basis, replacing the current alternative method. Clarity on the acceptability of these proposals to the EU Commission is expected early in 2004.

        It is generally assumed that any change in the tax status will not occur before the end of calendar 2005, and the Belgium government has taken a strong stance on this by instituting court proceedings against the European Commission in the European Court of Justice. The potential negative outcome of these proposed changes, is, based on current proposals and estimates, not expected to have a material impact on taxation payable by the Group in the short-term. This assessment is based on the current form of the new co-ordination regime proposals. This conclusion may change if the EU commission recommends changes to the current proposals. We are assessing alternatives in the event that the EU does not accept the current proposals.

        Residence Based Taxation.    Prior to fiscal 2001, South Africa levied tax on receipts and accruals from a South African source (subject to certain specific rules which essentially taxed passive income of residents on a worldwide basis). However, with effect from years of assessment commencing on or after January 1, 2001 South Africa has a dual tax system in terms of which residents are taxed on their worldwide receipts and accruals and non-residents are taxed on their South African source income. South Africa has a network of double tax treaties with a number of countries in terms of which these general rules may be adapted.

        A company is regarded as South African tax resident if it is incorporated, established, formed or has its place of effective management in South Africa and is not, under a double tax treaty with another country, treaty resident in such other country.

        Subject to certain exemptions, the net income of a controlled foreign company ("CFC"), i.e. a foreign company, the rights to participate directly or indirectly in the share capital, share premium or reserves of which are more than 50% held by a South African resident or residents, is imputed to its South African resident participants/shareholders in the proportion of their participation rights in the CFC. For purposes of imputing the amount to be included in the SA resident shareholders taxable income, the net income of a CFC is calculated in accordance with South African tax principles. The most important exemption from the CFC imputation rules is where a CFC has an active business establishment outside South Africa and certain other requirements are met.

        Foreign dividends are, in principle, not exempt from tax in the hands of South African resident recipients. Dividends declared by certain foreign listed companies of which more than 10% of the equity share capital is held by South African residents, qualify for exemption. There are also other exemptions in this regard.

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

        Transfer pricing and thin capitalization provisions also apply to cross-border transactions.

        Capital Gains Tax.    Tax on capital gains was implemented in South Africa with effect from October 1, 2001, based on increases in the values of qualifying assets after that date, and triggered by gains made on disposals of the relevant assets. Affected capital assets for companies include virtually all business assets, the disposal of which has not attracted normal income tax. Companies are liable to normal tax on 50% of the net capital gain. At the current corporate tax rate of 30%, the effective tax rate on net capital gains is therefore 15%. Capital losses may only be offset against capital gains.

        For further information see "Item 10—Additional Information—Taxation".

Net profit

        Net profit decreased by $71 million (32.3%) to $149 million in fiscal 2003, from $220 million in fiscal 2002, mainly due to lower levels of operating profit as a result of the continued depressed trading conditions in our industry, which resulted in lower average prices realised in our major markets, as well as an after tax charge of $19 million relating to the Westbrook asset impairment. Net profit in fiscal 2002 increased by $82 million (59%), to $220 million in fiscal 2002, from $138 million in fiscal 2001 principally because fiscal 2001 net profit was negatively impacted by the $110 million after tax charge resulting from the closure of the Mobile mill. Excluding this charge, fiscal 2002 net profit was lower mainly due to lower selling prices. Net profit was $138 million in fiscal 2001.

Liquidity and Capital Resources

Operations

        Net cash retained from operating activities amounted to $451 million in fiscal 2003, $450 million in fiscal 2002 and $543 million in fiscal 2001. Despite the lower profitability, cash retained from operating activities in fiscal 2003 was similar when compared to fiscal 2002, and reflects lower levels of cash generated by operations ($69 million), an increase in working capital of $79 million and an increase in finance costs of $10 million in fiscal 2003, offset by lower taxation paid ($122 million). Taxation was lower due to the recovery of tax by our North American operations and lower taxation due to decreased levels of profit. The working capital increase consisted of increased inventories ($93 million) and receivables ($12 million), mainly at our North American operations, partly offset by increased payables ($26 million), mainly at our Forest Products division. Inventories increased mainly in anticipation of increased demand in North America, which did not materialise as expected. Payables increased as a result of accruals for capital expenditure. The decrease in net cash retained from operating activities in fiscal 2002 as compared to fiscal 2001 is primarily attributable to lower levels of operating profit and an increase in working capital (increased receivables and decreased payables, partly offset by decreased inventories) in fiscal 2002, offset by lower finance costs paid. The increase in receivables in fiscal 2002 is as a result of reduced securitisation of certain receivables due to lower concentration limits. The decrease in payables is mainly due to the payments in fiscal 2002 in respect of the Mobile closure costs accrued at the end of fiscal 2001.

Investing

        Cash utilised in investing activities was $340 million in fiscal 2003, $701 million in fiscal 2002, and $303 million in fiscal 2001. Cash utilised in investing activities in fiscal 2003 related mainly to capital expenditure on non-current assets of $327 million, as well as an increase of $21 million in investments and loans. Capital expenditure, excluding acquisitions, increased in fiscal 2003 to $296 million from $180 million in the prior year. Capital expenditure was lower in fiscal 2002, mainly because we contained expenditure as a result of the Potlatch acquisition. Cash utilised in investing activities in fiscal 2002 related mainly to capital expenditure on non-current assets of $205 million, $483 million relating to the Potlatch acquisition, as well as an increase of $16 million in investments and loans. Cash utilised in investing activities in fiscal 2001 related mainly to capital expenditure investment in non-current assets of $319 million, reduced by a decrease of $12 million in investments and loans.

Financing

        Net cash raised from financing activities was $147 million in fiscal 2003 and $13 million in fiscal 2002 compared to net cash used in financing activities of $91 million in fiscal 2001. The increase in net cash raised in fiscal 2003 as compared to fiscal 2002 is primarily attributable to the proceeds of a $575 million Oesterreichische Kontrollbank ("OeKB") syndicated loan facility drawn in May 2003, a portion of which was used to repay $287 million of the A Tranche of the 2001 €900 million syndicated loan facility ("Syndicated loan A tranche") and $87 million of other short-term borrowings. The decrease in net cash used in fiscal 2002 as compared to fiscal 2001 is primarily attributable to the $831 million net proceeds from interest bearing borrowings, which includes a $750 million bond issue in June 2002, reduced by the $769 million net repayments of interest bearing borrowings, a decrease of $23 million in bank overdrafts as well as the $12 million of share buy backs. The decrease in net repayment of interest bearing borrowings in fiscal 2002 is primarily due to the repayment of the $243 million 7.5% Convertible Notes issued through Sappi BVI Finance ("the $243 million convertible notes"), the repayment of the $140 million North American 14% Debentures ("the $140 million debentures") in December 2001, the repayment of an approximately $162 million European Investment Bank loan (€166 million) as well as the repayment of a $250 million Syndicated loan B tranche facility, offset by the utilisation of $245 million of the Syndicated loan A tranche facility at the end of fiscal 2002. Certain items on our balance sheet and cash flow statement, for prior years, which relates to cash on hand and overdraft, were restated. For further information see note 2 to our Group annual financial statements included elsewhere in this Annual Report.

        In the third quarter of fiscal 2001, we arranged a €900 million ($770 million) syndicated multi-currency loan facility through Citibank International plc which comprises two tranches, on an unsecured basis at between 55 and 70 basis points above the relevant short-term rate. The A tranche of this facility ("Syndicated loan A tranche") is a €562.5 million five-year revolving credit facility for general corporate purposes. The B tranche of €337.5 million ("Syndicated loan B tranche") was partly utilised in September 2001 when we completed the refinancing of the S.D. Warren term loan and revolving credit facility ($250 million). This resulted in the write-off of $9 million of deferred finance costs and in lower ongoing cash finance costs. We refinanced the $140 million debentures with the remainder of the "Syndicated loan B tranche" facility, short-term overdrafts and cash on hand. We have utilised the "Syndicated loan A tranche" facility to pay the purchase price for the Potlatch Acquisition. The Syndicated loan A tranche is at our disposal on a revolving basis until 2006 and the Syndicated loan B tranche was permanently repaid in fiscal 2002 as described below.

        In June 2002, Sappi Papier Holding AG issued $500 million 6.75% Guaranteed Notes due 2012 and $250 million 7.50% Guaranteed Notes due 2032 ("the Notes"), both fully and unconditionally guaranteed on an unsecured basis by each of Sappi Limited and Sappi International S.A., a corporation incorporated in Belgium. The Notes were offered and sold within the United States to "Qualified Institutional Buyers", as defined in Rule 144 A under the Securities Act, and outside the United States in accordance with Regulation S under the Securities Act. The interest on the Notes is payable semi-annually on June 15 and December 15 of each year, which commenced on December 15, 2002. The Notes are redeemable, at a premium, in whole or in part at any time by Sappi Papier Holding AG, Sappi Limited or Sappi International S.A.'s option. We used the proceeds of this issuance to repay permanently the Syndicated loan B tranche facility, to repay short-term facilities and to make a partial repayment of the Syndicated loan A tranche facility, thereby extending the maturity of our borrowings. Between March and July 2003 we concluded contracts to swap the fixed rate exposure to floating rates, linked to USD Libor. Based on current short-term interest rates the benefit of the reduced finance cost resulting from the swaps will increase by approximately $16 million to $24 million in fiscal 2004, when compared to fiscal 2003. In the event that short-term rates increase, the benefit will reduce accordingly and could result in additional interest cost if rates increase significantly.

        In May 2003, Sappi Papier Holding AG raised a facility in the amount of $575 million, repayable in 2 tranches, from OeKB. Tranche A ("OeKB A tranche") of $115 million is repayable in a single payment on December 31, 2004 and Tranche B ("OeKB B tranche") of $460 million in a single payment on December 31, 2010. The OeKB A tranche bears interest at the OeKB floating rate plus an applicable margin of 0.5% and the OeKB B tranche attracts interest at an agreed fixed rate of 4.10%. Interest is payable quarterly in arrears on both tranches. The proceeds were partly used to repay the $287 million outstanding balance of the 2001 €900 million Syndicated loan A tranche, and $87 million of other short-term borrowings. The balance of $201 million was invested with several financial institutions in short-term deposits.

        During fiscal 2003, Sappi Manufacturing concluded a framework agreement in South Africa for the issuance of a domestic Commercial Paper facility. The programme facility is R500 million (approximately $70 million), of which R300 million (approximately $42 million) was utilised at the end of September 2003. The average interest rate that the Commercial Paper facility currently attracts is JIBAR plus 30bps.

        As of September 2003, we had aggregate unused borrowing facilities of $1,118 million ($179 million in South Africa and $939 million in Europe) compared to $777 million ($183 million in South Africa and $594 million in Europe) at the end of fiscal 2002. The $341 million increase over fiscal 2002 is due to the full repayment of the Syndicated loan A tranche in fiscal 2003. At the end of fiscal 2001, we had aggregate unused borrowing facilities of $985 million ($188 million in South Africa, $79 million in the United States and $718 million in Europe). The $208 million decrease in aggregate unused borrowing facilities as of September 2002 as compared to fiscal 2001 is mainly due to the utilisation of $245 million of the Syndicated loan A tranche facility, the permanent repayment of the Syndicated loan B tranche ($59 million), offset by an increase of $96 million of general short term facilities.

        The maturity profile of long-term interest bearing borrowings of the Group has been extended substantially in the past 2 years. Average duration for long-term interest bearing borrowings at the end of fiscal 2001 was 4.7 years, whereas the duration is 9.8 years at the end of fiscal 2003. This is largely due to the issue of 10 and 30-year bonds in fiscal 2002 ($750 million), and the OeKB 8-year syndicated loan facility (€500 million—$575 million) arranged in fiscal 2003. The Group also has substantial unutilised short-term facilities, both in terms of cash resources, and committed and uncommitted banking facilities. At the end of September 2003 we had $584 million of cash resources and unutilised available banking facilities of $1,118 million (of which $645 million is committed).

        The continued availability of uncommitted facilities could be impacted by factors such as:

  •
  Liquidity problems in the banking market that result in restricted availability or non-availability of uncommitted banking facilities.

  •
  A downgrade of Sappi's public debt ratings, which could result in banks reviewing the availability of uncommitted facilities.

        We have access to capital from a range of external sources. In accessing external sources of funds, consideration is given to the following factors:

  •
  age profile of repayment of borrowings;

  •
  cost of financing;

  •
  availability of sources;

  •
  availability of natural and artificial hedges against currency and/or interest rate fluctuations;

  •
  availability of tax efficient structures to moderate financing costs; and

  •
  certain limits of interest bearing borrowings as a percentage of shareholders' equity are maintained depending on where we are in the cycle, except when we undertake large capital projects or acquisitions.

        Our borrowings are not seasonal and we mainly borrow in the currencies in which we operate, and accordingly our interest bearing borrowings and cash and cash equivalents are mainly denominated in US dollars, euro and Rand. See note 17 to our Group annual financial statements included elsewhere in this Annual Report. For a profile of our borrowings repayment schedule, see note 17 to our Group annual financial statements included elsewhere in this Annual Report.

        For a description of financial instruments and our treasury/funding policies, see note 33 to our Group annual financial statements included elsewhere in this Annual Report.

        All external loans raised in currencies other than the domestic operating currency of the entity to which the funds are applied, are protected by forward exchange contracts or currency swaps. We also have a policy of maintaining a balance between fixed rate and variable rate loans that enables us to minimise, on a cost effective basis, the impact on reported earnings, while maintaining a reasonably competitive, market-related cost of funding. The specific balance is determined separately for our European, North American and southern African businesses to reflect more accurately the different interest rate environments in which these businesses operate. We monitor market conditions and may utilise interest rate derivatives to alter the existing balance between fixed and variable interest loans in response to changes in the interest rate environment. At the end of fiscal 2003, 45% of our interest bearing borrowings and overdraft was at fixed rates as compared to 70% at the end of fiscal 2002. This decrease in fixed interest rates was achieved by swapping the fixed interest rates of the public bonds to floating interest rates linked to USD LIBOR. See note 33 to our Group annual financial statements included elsewhere in this Annual Report.

        Our expansion, mainly through acquisitions, had been demanding on our capital resources and on the profile and mix of the funding actually used. At the end of September 2003, our interest bearing borrowings and overdraft, was $2.1 billion compared to $1.7 billion at the end of fiscal 2002. This increase is mainly due to the new OeKB loan of $575 million (a portion of which was used to repay $287 million of the 2001 €900 million Syndicated loan A tranche and $87 million of other short-term borrowings), and partly due to currency movements of $203 million. There was however a compensating increase in cash and cash equivalents of $331 million over fiscal 2002. At the end of September 2002, our interest bearing borrowings and overdraft was $1.7 billion, up by $0.1 billion, from $1.6 billion at September 30, 2001. The increase in fiscal 2002 was primarily attributable to the $483 million Potlatch acquisition, offset by strong internal cash generation, despite the difficult market conditions. The Group has adequate working capital, cash on hand and short and long-term banking facilities to meet our short-term commitments.

        There are at present some limitations on our ability to utilise facilities in any one of our divisions to finance activities, or refinance indebtedness, of any other division due to covenant restrictions and South African exchange controls. These limitations have been significantly reduced following the refinancing of our various North American debt instruments. These restrictions include limitations on our ability to significantly increase the borrowings of our subsidiaries. A constraint applicable to South African companies is the application of exchange controls, which inhibit the free flow of funds from South Africa. See "—South African Exchange Controls". This affected the geographic distribution of our borrowings. As a result, our acquisitions in the United States and Europe were financed initially with indebtedness incurred by companies in these regions. We now have access to and have extensively utilised long-term borrowings of generally unsecured nature (except in the case of asset-linked finance). Interest rates reflect the long-term rates for the currencies being borrowed. Short-term borrowings are generally freely available at commercial rates in all countries in which we operate and are used mainly to finance working capital.

        While reduction of borrowings is a priority, opportunities to grow within our core businesses will continue to be evaluated. The financing of any future acquisition may involve the incurrence of additional indebtedness or the use of proceeds from asset dispositions.

Off-Balance Sheet Arrangements

        We have entered into certain asset-related finance arrangements, that we believe have been structured such that various obligations, which are significant, and related assets are not included in our Group annual financial statements under generally accepted accounting principles. These Off-Balance Sheet Arrangements include lease arrangements described in note 28, securitisation facilities described in note 13 and an equity accounted investment described in note 12, in each case to our Group annual financial statements included elsewhere in this Annual Report, and are detailed as follows:

        Lease Arrangements.    In 1997 we sold one of our paper machines at our Somerset mill for $150 million and entered into a leaseback arrangement. This transaction diversified our sources of funding and provides a longer-term horizon to our repayment profile. We have taken the position that the leaseback is an operating lease under the applicable accounting principles. The lease expires after 15 years, and we have an option to repurchase the paper machine at its fair market value at the end of the lease term. An option also exists to repurchase at an earlier date of January 29, 2008. The future minimum obligations under this lease are included in the amounts presented in note 28 to our Group annual financial statements included elsewhere in this Annual Report.

        In 1982 a cogeneration facility was installed adjacent to our Westbrook mill at a cost of $86 million, to supply steam and electricity to the mill on a take-or-pay basis. We have taken the position that this is an operating lease under the applicable accounting principles. An unrelated investor owns the facility. The agreement expires in 2008 and we have an option to purchase the facility at the end of the basic term or any renewal term, at its fair market value at that time. We also have a right of first refusal to buy the facility should the owner elect to sell it. The future minimum obligations under this lease are included in the amounts presented in note 28 to our Group annual financial statements included elsewhere in this Annual Report.

        Although those lease arrangements are a method of financing, a leasing arrangement that qualifies for accounting treatment as operating lease results in neither debt nor the relevant assets being reflected on our balance sheet.

        Trade Receivables Securitisation.    To improve our cash flows in a cost-effective manner, we sell at a discount to face value, between 86% and 90% of our eligible trade receivables on a non-recourse basis to special purpose entities ("SPEs") that are owned and controlled by third party financial institutions. These SPE are funded in the Commercial Paper market. For the purpose of liquidity requirements, banks with a short term S&P rating of A1 provide a standby liquidity facility to meet these liquidity needs. In the event that such a bank is downgraded, a replacement bank with a rating of A1 needs to be appointed to ensure continuity of the securitisation programme. These SPEs are not limited to transactions with us but securitise assets on behalf of their sponsors for a diverse range of unrelated parties. We have a servicing agreement with the entities acquiring our receivables, acting as agent for the collection of cash and administration of the trade receivables sold.

        We have taken the position that these sales constitute true sales and that we do not control the SPE under applicable accounting principles. We retain some of the economic risk in the receivables we transfer to these entities via first tier loss provisions, which limits our loss exposure on the receivables to a predetermined amount. To this extent, the receivables remain on our balance sheet. As at the end of September 2003 this amounted to $63 million (September 2002: $58 million). We have no obligation to repurchase any receivables which may default and do not guarantee the recoverability of any amounts over and above the first tier loss provisions mentioned above. The total amount of trade receivables sold at the end of September 2003 amounted to $450 million (September 2002: $365 million). Details of these securitisation programmes at the end of fiscal 2003 and 2002 are described in the tables in note 13 to our Group annual financial statements included elsewhere in this Annual Report.

        If these securitisation facilities were to be terminated, we would discontinue further sales of trade receivables and would not incur any losses in respect of receivables previously sold in excess of our first tier loss amounts. There are a number of events which may trigger termination of the facility, amongst others, an unacceptable amount of defaults, terms and conditions of the agreements not being met or breaches of various credit insurance ratios. The impact on liquidity varies according to the terms of the agreement, however, generally future trade receivables would be recorded on balance sheet until a replacement agreement was entered into.

        Although the sale of receivables at a discount is a method of financing, an arrangement that qualifies as a true sale for accounting purposes results in neither debt nor the related receivables being reflected on our balance sheet.

        An allowance for doubtful debts has been recorded for any trade receivables on our balance sheet which may be uncollectable.

        Equity Accounted Investment.    In 1998, a subsidiary holding our interests in Timberlands located in Maine and certain equipment and machinery were sold to a third party timber company, Plum Creek, in exchange for cash of $3 million and three promissory notes receivable in the aggregate amount of $171 million. A bankruptcy remote special purpose entity, in which we indirectly hold 90% of the equity, acquired the notes receivable from the company in exchange for a note of $156 million and an equity contribution. The special purpose entity repaid us the note of $156 million in cash which it funded through the issue of notes payable to a consortium of institutional investors, pledging the Plum

Creek notes as collateral. The special purpose entity is bankruptcy remote and serves to protect the investors in the notes from any credit risk relating to Sappi Limited by isolating cash flows from the Plum Creek notes receivable. The structure was set up to monetise the promissory notes.

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

        We have taken the position that the entity should not be consolidated in our financial statements under applicable accounting principles because it is controlled by an unrelated investor which has sufficient equity capital at risk. Our investment of $21 million (September 2002: $24 million) in the entity is included in our financial statements on an equity-accounted basis. This is the maximum amount of our exposure to any possible loss and we have no funding commitments for the entity.

        The structure was set up to monetarise the promissory notes in a manner that would not result in either debt or the Plum Creek notes being reflected on our balance sheet.

Capital Expenditures

        Capital expenditures in fiscal 2003, fiscal 2002 and fiscal 2001 were as follows:

	Year Ended September
	2003	2002	2001
	(US$ in millions)
Sappi Fine Paper
Sappi Fine Paper North America	78	49	99
Sappi Fine Paper Europe	104	96	116
Sappi Fine Paper South Africa	13	6	35

Total	195	151	250
Sappi Forest Products	101	29	43

Consolidated Total(1)	296	180	293

(1)
Excludes investment in plantations. In fiscal 2003, fiscal 2002 and fiscal 2001, investment in plantations amounted to $31 million, $25 million and $28 million, respectively.

        We operate in an industry that requires high capital expenditures and, as a result, we need to devote a significant part of our cash flow to capital expenditure programmes, including investments relating to maintaining operations. Capital spending for investment relating to maintaining operations during fiscal 2003, fiscal 2002 and fiscal 2001 amounted to approximately $164 million, $85 million and $154 million, respectively. Capital expenditure to maintain operations in fiscal 2002 was contained as a result of the Potlatch acquisition. The capital expenditure programme for these fiscal years was funded primarily through internally generated funds.

        Our mills are generally well invested. Sappi Fine Paper North America's prior corporate parent invested approximately $1 billion on capital and investment expenditures from 1988 to 1994. In addition, there were approximately NLG 1,383 million of capital expenditures by KNP Leykam in the two years preceding our acquisition of that company in December 1997, which included the commissioning of PM 11 at Gratkorn. Consequently, during fiscal 1997 to fiscal 2003, capital spending incurred related mainly to maintaining existing operations and selected high-return capacity expansion or quality-enhancing projects. At Muskegon in North America, Gratkorn in Europe, and Stanger in South Africa, major projects were completed to upgrade operating equipment. These projects will improve product quality, reduce costs and increase capacity. Potlatch spent approximately $525 million on the Cloquet mill during the period 1993 to 2000, resulting in a substantially new pulp mill. Capital expenditure by Potlatch in calendar 2000 and 2001 was $15.1 million and $6.1 million respectively, mainly on pulp mill optimisation and general mill maintenance.

        The capital expenditure during 2003 included major projects at our southern African Tugela mill, our North American Somerset mill and our European Gratkorn and Lanaken mill. Total capital spending including the investment in plantations, for the Sappi Group during fiscal 2003 amounted to 83% of depreciation, amortisation and fellings, down from a planned level of 100% of depreciation, cut back because of weak market conditions. Capital spending for the Sappi Group during fiscal 2004 is expected to be similar to fiscal 2003. Capital spending is expected to be funded primarily through internally generated funds. For further details about our capital commitments, see note 28 to our Group annual financial statements included elsewhere in this Annual Report.

Contractual Obligations

        We have various obligations and commitments to make future cash payments under contracts, such as debt instruments, lease arrangements, supply agreements and other contracts. The following table includes information contained within the Group annual financial statements included elsewhere in this Annual Report, as well as information regarding purchase obligations. The tables reflect those contractual obligations at the end of fiscal 2003 that can be quantified.

	Payments Due by Period
	Total	Less than 1 year	1–3 years	3–5 years	After 5 years
Long-Term Borrowings(1)	1,834	138	297	91	1,308
Capital Lease Obligations(1)	78	32	44	2
Operating Leases(2)	346	60	94	69	123
Unconditional Purchase Obligations(3)	226	79	119	11	17
Other Long-Term Liabilities on Balance Sheet(4)	23	2	5	3	13

Total	2,507	311	559	176	1,461

(1)
Refer to note 17.
(2)
Operating leases are future minimum obligations under operating leases. Refer to note 28.
(3)
Unconditional Purchase Obligations are obligations to transfer funds in the future for fixed or minimum amounts or quantities of goods or services at fixed or minimum prices (for example, as in take-or-pay contracts or throughput contracts, relating to among others, timber and power).
(4)
In addition to the Other Long-Term Liabilities of $23 million on Balance sheet, the company has an additional amount of $259 million of liabilities recorded on Balance sheet relating to post-employment benefits, post-retirement benefits other than pension obligations, workmen's compensation, and other items which do not have a payment profile. Refer to note 18.

Note references in the notes to the tables above are references to the notes to the Group annual financial statements included elsewhere in this Annual Report.

Share Buy Back

        Following an initial approval by our shareholders on December 15, 2000 of purchases by our subsidiaries of Sappi common shares, at the annual general meeting of shareholders held on March 3, 2003, a special resolution granting authority to Sappi Limited or Sappi subsidiaries to buy back up to 10% of the issued shares of Sappi Limited in any one fiscal year, was approved. Pursuant to this approval, Sappi Limited or its subsidiaries may buy back shares from time to time. This authority is valid until the next annual general meeting. Under the South African Companies Act, subsidiaries may not hold more than 10% of the issued share capital of the parent company.

        Following the initial approval in December 2000, our cumulative buy back by Group entities, at the end of fiscal 2003, is approximately 17.2 million shares (or approximately 7.2% of our issued shares) at an average price of $9.13 (R73.32) per share, of which 5.0 million shares had been utilised by the Sappi Limited Share Incentive Trust to meet its obligations. During fiscal 2003 we acquired approximately 4.2 million shares for a total consideration of approximately $55 million. We held approximately 12.2 million treasury shares (or approximately 5.1% of our issued shares) at the end of fiscal 2003. As at December 8, 2003, the Sappi share price was $12.75 (R81.80).

        The JSE Securities Exchange South Africa listing requirements changed during 2003. Under the revised rules a company may not repurchase its shares during a closed period, which is defined as the period between the end of a financial reporting period and the publication of the results for that period and any period during which the company is trading under a cautionary announcement. Previously this was restricted for periods of 40 trading days prior to the announcement of half-year and full-year results.

Dividends

        Sappi Limited declared total cash dividends in respect of the ordinary shares of $0.29 per share in fiscal 2003, $0.28 per share in fiscal 2002 and $0.26 per share in fiscal 2001. Dividends paid in years prior to fiscal 2000 have been paid in South African Rand, and have been converted to US dollar at the rate of exchange at the date of declaration of the dividend.

        The current dividend policy of Sappi Limited is to provide regular annual dividend payments which incorporate, over time, real growth for shareholders by providing dividend payments varying in line with changes in the business cycle, but our current intention is to maintain a long-term average dividend "cover" of three times net profit. Our dividends were covered 2.3, 3.4 and 2.3 times in fiscal 2003, 2002 and 2001, respectively.

Mill Closures, Acquisitions and Dispositions

        Westbrook machine closure.    Subsequent to detailed investigations and product testing completed during the latter part of our fiscal, we announced in November 2003 that we will close the number 14 paper machine and related assets at our Westbrook mill in Maine, North America. This follows our decision to take out capacity to improve the supply demand balance in the US. The machine being closed is our highest cost paper machine. It has an annual capacity of 80,000 metric tonnes and will be closed in the next few months. The brands produced on this machine will be transferred to other Sappi mills and we plan not only to maintain service levels but also to improve the product characteristics by producing on more modern facilities. The Westbrook mill will in future focus on our Ultracast® and casting release paper business.

        We have written off the assets and related inventory in the last quarter of 2003 and have taken a charge of $19 million after tax ($32 million pre-tax). We expect to take a further charge of approximately $15 million pre-tax in the first quarter of fiscal 2004 in respect of the closure costs.

        We expect expense savings before tax of approximately $18 million in a full year once the paper machine and related assets have been closed. The net impact on operating profit is expected to be favourable from the March quarter of 2004.

        This closure will result in the loss of approximately 170 jobs at Westbrook.

        Clan Sawmill.    We ceased operations at Clan sawmill (South Africa) in the last quarter of 2003 and expect to close the mill before December 2003. The mill, with a log intake of 80,000 m3, uses old technology and does not have a competitive log supply. The closure will not have a material impact on our results, but will result in the loss of approximately 300 jobs.

        Potlatch Acquisition.    On May 13, 2002, we acquired Potlatch Corporation's coated fine paper business by purchasing Potlatch's Cloquet, Minnesota pulp and paper mill as well as the brands, order books and working capital of the Cloquet mill and the brands, order books and inventories of Potlatch's Brainerd, Minnesota paper mill for an aggregate purchase price of $483 million. The purchase consideration was funded from cash and existing Group facilities. We did not acquire Potlatch's Brainerd mill. The Brainerd mill previously had a production capacity of 140,000 metric tonnes of coated fine paper and serviced a customer base that in the future we intend to service from the Cloquet mill and other Sappi mills. The coated fine paper business of Potlatch sold 330,000 metric tonnes of coated paper in 2001. The Cloquet pulp and paper mill has a capacity of 232,000 metric tonnes of coated paper production capacity and a state-of-the-art pulp mill with a production capacity of 410,000 metric tonnes. We employed approximately 200 fewer people when we acquired the Cloquet mill than were previously employed there. We have reimbursed Potlatch approximately $3.5 million for certain costs in respect of severance payments.

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

        In connection with the acquisition, we agreed to assume Potlatch's obligations under several long-term cross-border leases involving a substantial portion of the Cloquet assets we are acquiring. Under the lease arrangements, Potlatch sold assets to an unrelated third party, leased them back and received an upfront payment. There are no further lease payments foreseen; however, we have agreed to indemnify other parties to the lease arrangements for specified liabilities, including tax liabilities, that could be substantial if they arise. In addition, we are subject to a number of risks, which could affect our use of the assets or require payment of substantial amounts. Potlatch has agreed generally to indemnify us against losses resulting from these risks, but we cannot assure you that Potlatch will or will be able to fulfil its indemnity obligations. While these lease arrangements are in place, we will be subject to significant restrictions on our use of and ability to transfer our rights in the leased assets. These restrictions will limit our flexibility in conducting our business and could impair our ability to operate our business in the most efficient manner.

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

Pension fund

        Actual returns for the Group pension funds during 2003 were significantly better than actuarial projections in the North American and United Kingdom funds, but marginally worse in Europe and negative in the South African fund. Discount rates are drawn from corporate bond yield indices with terms similar to those of fund liability profiles.

        Discount rate and expected return assumptions have been adjusted downwards in all funds, reflecting prevailing lower interest rates. This has increased the net unfunded status of Group funds by $83 million to $333 million at the end of September 2003.

        The key assumptions used to compile plan assets and liabilities at September 2003 were as follows:

	Europe		United States		United Kingdom		South Africa
	2003	2002	2003	2002	2003	2002	2003	2002
	%	%	%	%	%	%	%	%
Discount rate	4.97	5.75	5.85	6.51	5.25	5.50	9.50	11.50
Return on assets	5.50	5.52	8.50	9.00	6.00	6.25	10.00	12.50
Inflation rate	2.00	2.50	3.00	3.00	2.50	2.50	5.00	12.50
Salary increase	3.10	2.97	4.00	4.00	4.00	4.00	7.00	9.00

        As a result of the foregoing, the Group's income statement pension cost is expected to rise by approximately $10 million pre-tax in 2004. Cash flow is expected to be in line with 2003 levels (approximately $60 million) with increases in North American funding requirements being offset by reductions in Europe.

        A 1% change in discount rates would impact the liability by approximately $142 million and the related pension cost by approximately $8.4 million after tax per annum.

        For further information of the different treatment of unrecognised actuarial losses under US and SA GAAP, refer note 38 to our Group annual financial statements included in this Annual Report.

        For further information see note 30 and 31 to our Group annual financial statements included elsewhere in this Annual Report.

Insurance

        The Group has an active programme of risk management in each of our geographical operating regions to address and to reduce exposure to property damage and business interruption. All production and distribution units are audited regularly and are subject to risk assessments, which receive the attention of senior management. The risk programmes are co-ordinated at Group level in order to achieve a harmonisation of methods. Work on improved enterprise risk management is progressing well and aims to lower the risk of incurring losses from uncontrolled incidents.

        Furthermore we follow a practice of insuring our assets against unavoidable loss arising from catastrophic events. These include fire, flood, explosion, earthquake and machinery breakdown. Insurance also covers the business interruption costs which may result from these events. Specific environmental risks are also insured. In line with the previous year the Board decided not to take separate cover for losses from acts of terrorism, which is consistent with current practice in the paper manufacturing industry.

        We have a global insurance structure and the majority of insurance is placed with our own captive insurance company which in turn reinsures the vast majority of the risk with third-party insurance companies.

        The events of September 11, 2001, and property damage losses seriously affected the insurance industry, and led to significant premium increases over the last few years in some of the components of our insurance structure. However, we successfully placed the renewal of our fiscal 2004 insurance cover in November 2003 at rates substantially lower than fiscal 2003. Self-insured deductibles for any one property damage occurrence have remained at $25 million, with a reduced aggregate limit of $40 million for fiscal 2004, compared to an aggregate limit of $75 million in fiscal 2003. For property damage and business interruption, we were again not able to cover to full value, however we believe the loss limit cover of $1 billion to be well in excess of what has been determined as our maximum foreseeable loss for any single claim.

        Insurance cover for credit risks currently applies to our European and South African domestic trade receivables.

Critical accounting policies and estimates

        The preparation of financial statements in conformity with SA GAAP requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial techniques. The Group constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate. Historically, actual results have not significantly deviated from those determined using the estimates described above, except for post-employment benefits. The Group believes that the following accounting policies are critical due to the degree of estimation required.

        Post-employment benefits.    The Group accounts for its pension benefits and its other post retirement benefits using actuarial models. These models use an attribution approach that generally spreads individual events over the service lives of the employees in the plan. Examples of "events" are changes in actuarial assumptions such as discount rate, expected long-term rate of return on plan assets, and rate of compensation increases. The principle underlying the required attribution approach is that employees render service over their service lives on a relatively consistent basis and, therefore, the income statement effects of pension benefits or post retirement healthcare benefits are earned in, and should be expensed in the same pattern.

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

        The impact on the future financial results of the Group in relation to post-employment benefits is dependent on economic conditions, employee demographics and investment performance.

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

        Plantations.    We state our plantations at the lower of cost less depletions and realisable value. Cost includes all expenditure incurred on acquisition, forestry development, establishment and maintenance of plantations, and finance charges. Depletions include the cost of timber felled, including finance charges, which is determined on the average method, plus amounts written off standing timber to cover loss or damage caused, for example, by fire, disease and stunted growth. Assumptions and estimates are used in the recording of plantation cost and depletion. Changes in the assumptions or estimates used in these calculations may affect the Group's results, in particular, plantation and depletion costs. For further information see note 38 of our Group annual financial statements included elsewhere in this Annual Report.

        Deferred taxation.    The Group estimates its income taxes in each of the jurisdictions in which it operates. This process involves estimating its current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. The Group then assesses the likelihood that the deferred tax assets will be recovered from future taxable income, and, to the extent recovery is not likely, a valuation allowance is established. Management's judgement is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. Where management believes that it is more likely than not that the deferred tax assets will be realised through the recognition of future taxable income, deferred tax assets have been recognised. Although the deferred tax assets for which valuation allowances have not been provided are considered realisable, actual amounts could be reduced if future taxable income is not achieved. This can materially affect our reported net profit and financial position.

        Hedge accounting for financial instruments.    For the purposes of hedge accounting, we classify hedges into two categories: (a) fair value hedges which hedge the exposure to changes in the fair value of a recognised asset or liability; and (b) cash flow hedges, which hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

        In relation to fair value hedges, which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument to fair value is recognised immediately against income. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised against income. The designation of a derivative instrument as a fair value hedge in this manner can affect our reported net income.

        In relation to cash flow hedges, which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders' equity and the ineffective portion is recognised in income. The gains or losses, which are recognised directly in shareholders' equity, are transferred to income in the same period in which the hedged transaction affects income. The designation of a derivative instrument as a cash flow hedge in this manner can also materially affect our reported net income.

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

        The establishment of the provisions requires significant judgement by management related to the amounts to be recorded and the likelihood of future payments. If the amounts vary from these initial estimates the provisions may be revised materially, up or down, based on the facts.

Changes in Accounting Policies

        There was one accounting policy change in fiscal 2003 and no accounting policy change in fiscal 2002. During fiscal 2003 we changed our accounting policy with regard to the translation of equity categories to conform with the requirements of AC 430 (Reporting currency—Translation from Measurement Currency to Presentation Currency), the effects of which are negligible on net profit or equity for fiscal 2003 or prior years.

        There were a number of accounting policy changes in fiscal 2001. This was mainly due to the numerous changes to the South African accounting standards. We changed our accounting policy with respect to leases, events after the balance sheet date (dividends), employee benefits, discontinuing operation, impairment of assets, intangible assets, provisions, contingent liabilities and contingent assets, business combinations, Group annual financial statements and accounting for investments in subsidiaries, financial instruments: recognition and measurement, government grants, consolidation: special purpose entities, and Share capital—reacquired own equity instruments (treasury shares). These changes had no material effect on current year and comparable period earnings, but had the effect of decreasing equity by $3 million at the beginning of fiscal 2001.

        Data for prior fiscal years has been restated to reflect these changes in accounting policy where required by the appropriate accounting standards.

        We state our plantations at the lower of cost less depletions and realisable value. Cost includes all expenditure incurred on acquisition, forestry development, establishment and maintenance of plantations, and finance charges. The South African Accounting Practices Board issued a new statement AC 137 Agriculture in November 2001. This statement becomes operative for annual financial statements covering periods beginning on or after 1 January 2003. The objective of this statement is to prescribe the accounting treatment, financial statement presentation and disclosures related to agricultural activity. This requires changes to the way we account for our plantations. In future we will not capitalise silvicultural expenses and finance costs to plantations nor will we amortise plantations to the income statement. In future, movements in the fair value of plantations will impact operating profit. This change could lead to increased volatility going forward. This policy will be effective from our Fiscal 2004 year.

        For US GAAP purposes, goodwill was previously amortised. From October 1, 2002 the Group no longer amortise goodwill, which is now subject to an annual impairment test.

        Our accounting policy changes are reflected in note 3 of our Group annual financial statements included elsewhere in this Annual Report.

New Accounting Standards

        For a discussion of new South African and US accounting standards, see note 38 of our Group annual financial statements included elsewhere in this Annual Report.

United States GAAP Reconciliation

        Our Group annual financial statements are prepared in accordance with South African GAAP, which differ from United States GAAP in certain significant respects. A comparison of our results and shareholders' equity for fiscal 2003, fiscal 2002 and fiscal 2001 shown under South African GAAP and after reflecting certain adjustments which would arise if United States GAAP were to be applied instead of South African GAAP, is as follows:

	Year Ended September
	2003	2002	2001
	(US$ in millions)
Net profit:
South African GAAP	149	220	138
United States GAAP	154	236	130
Shareholders' equity:
South African GAAP	1,958	1,601	1,503
United States GAAP	1,909	1,572	1,553

        As more fully described and quantified in note 38 to our Group annual financial statements included elsewhere in this Annual Report, the major differences between South African GAAP and United States GAAP relate to accounting for business combinations, tax on dividends, pre-commissioning expenses, pension programmes and post-retirement medical benefits, asset impairments and sale and leaseback transactions.

Other Items

South African Exchange Controls

        South Africa's exchange control regulations provide for restrictions on the exporting of capital and/or revenue for various other exchange control matters. Transactions between residents of the Common Monetary Area (comprising South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland), on the one hand (including corporations), and non-residents of the Common Monetary Area, on the other hand, are subject to these exchange control regulations which are enforced by the Exchange Control Department of the South African Reserve Bank.

        The present exchange control system in South Africa is used principally to control capital movements. South African companies are generally not permitted to export capital from South Africa or to hold foreign assets, including currency, without the approval of the South African exchange control authorities. Foreign investment by South African companies is also restricted. In addition, South African companies are generally required to repatriate to South Africa profits of foreign operations and are limited in their ability to utilise profits of one foreign business to finance operations of a different foreign business. As a result, a South African company's ability to raise and deploy capital outside the Common Monetary Area is restricted. The granting of loans from outside South Africa to Sappi Limited or its South African subsidiaries and their ability to borrow from non-resident sources is regulated.

        The South African Minister of Finance has indicated that all remaining exchange controls are likely to be dismantled as soon as circumstances permit. There has, since 1996, been a gradual relaxation of exchange controls. The gradual approach to the abolition of exchange controls adopted by the government of South Africa is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time. The stated objective of the authorities is equality of treatment between residents and non-residents with respect to inflows and outflows of capital. The focus of regulation, subsequent to the abolition of exchange controls, is expected to favour the positive aspects of prudential financial supervision.

        Controls on current account transactions, with the exception of certain discretionary expenses, have been abolished.

        Authorised dealers in foreign exchange may, against the production of suitable documentary evidence, provide forward cover to South African residents in respect of fixed and ascertained foreign exchange commitments covering the movement of goods.

        Save for the stated intention of government, it is not possible to predict when existing exchange controls will be abolished or whether they will be continued or modified in the future. While these restrictions have affected the manner in which we have financed our acquisitions outside South Africa and the geographic distribution of our borrowings, they have not prevented us from expanding and growing our core business abroad. For example we have approval in the event of the inability of the issuing vehicles, which have incurred foreign borrowings, and are guaranteed by Sappi Limited, for Sappi Limited to pay the borrowings.

        For further information, see "Item 10—Additional Information—Exchange Controls".

Environmental Matters

        We operate in an industry subject to extensive environmental regulations which include, amongst others, the Environmental Protection Agency in the United States, the Eco Management and Audit Scheme in Europe, the Air Quality Bill, the National Water Act and the National Environmental Management Act in southern Africa. Typically, we do not separately account for environmental operating expenses but do not anticipate any material expenditures related to such matters. We do separately account for environmental capital expenditures. See note 37 to our Group annual financial statements included elsewhere in this Annual Report for a discussion of these matters.

Research and Development, Patents and Licenses, etc.

        Our research and development efforts have principally focused on the improvement of product quality and production processes, in accordance with our research and development policies. We manage technology and research and development on a "centre of excellence" basis to take advantage of particular skills and to provide focus. We spent approximately $19 million, $20 million and $20 million on research and development activities during fiscal 2003, fiscal 2002 and fiscal 2001, respectively.

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

        Sappi Fine Paper Europe's research and development centres have concentrated on developing new paper qualities. The research and development effort has developed coated fine paper of outstanding quality. The paper developed satisfies the demands of modern high performance printing machines, while maintaining a consistent quality between the paper produced at the various Sappi mills. The Maastricht research and development centre also has overseen the introduction of triple coating through the use of its triple blade coating concept. More recently, the research and development centres have concentrated on optimising product characteristics in relation to various types of paper machines at each mill, in order to improve efficiencies and quality of production. In 1990, the Alfeld mill became the first mill to produce coated fine paper using 100% totally chlorine-free (TCF) pulp.

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

        We are also active in dissolving pulp research for Saiccor. The focus is largely on product development to provide more product options.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The Articles of Association of Sappi Limited provide that the Board of Directors (the "Board") must consist of not less than four nor more than twenty Directors at any time. The Board currently consists of fifteen Directors.

        The business address for all of the Directors is 48 Ameshoff Street, Braamfontein, Johannesburg 2001, Republic of South Africa. All of the Directors are South African citizens except for Jonathan Leslie (a British citizen), Monte Haymon, Meyer Feldburg and John Chalsty (United States citizens), Wolfgang Pfarl (an Austrian citizen), Klaas de Kluis (a Dutch citizen) and Helmut Mamsch (a German citizen).

Executive Directors

        Jonathan Charles Alexander Leslie (53), Chief Executive Officer, joined Sappi in April 2003. Mr Leslie was educated at Trinity College, Oxford, receiving a Master of Arts degree in Jurisprudence. He was called to the Bar in 1974. Prior to joining Sappi he spent 26 years with Rio Tinto and was appointed director of Rio Tinto plc in 1994 and Rio Tinto Limited in 1995. He had wide experience of the company's interests in Africa, Australia, Latin America and the United States, including as Managing Director of Rössing Uranium in Namibia. Mr Leslie was Chief Executive of the Copper group from 1997 to 1999 and Chief Executive of the Diamonds and Gold group from 1999 until joining Sappi.

        John Leonard Job (58), B.Sc.Hons (Rand), Ph.D. (McGill), Executive Director and Chairman of Sappi SA Business. Dr Job joined Sappi in July 1999 and was appointed to the Board on August 1, 1999. He has 25 years experience in the chemical industry and was formerly the Chief Executive Officer of Sentrachem. Dr Job is a Director of the National Research Foundation of South Africa. From January 2004 he will relinquish his responsibility for the South African businesses and will continue his responsibility as Executive Director, Technology.

        Wolfgang Pfarl (58), Dipl. Kfm., Chief Executive Officer of Sappi Fine Paper Europe. Mr Pfarl was appointed to his present position in December 1997 following Sappi's acquisition of KNP Leykam. In 1989, he was appointed Chairman of the Executive Board of Leykam-Mürztaler and became Executive Chairman of KNP Leykam after the merger in 1993 of the fine paper production activities of N.V. Koninklijke KNP BT (now Buhrmann NV) and the Austrian paper producer Leykam-Mürztaler. Mr Pfarl was appointed to the Board of Sappi Limited on December 31, 1997.

        Donald Gert Wilson (46), B. Comm. CTA, Chartered Accountant (South Africa), Executive Director-Finance of Sappi Limited. He joined Sappi in April 1999 and was appointed to the Board on May 27, 1999. Mr Wilson has held various executive financial positions in the Barloworld Group, a South African based international industrial corporation, mainly within their Caterpillar earthmoving division.

        The Executive Directors are the Executive Officers of Sappi.

Non-Executive Directors

        Eugene van As (64), Chairman. Mr van As joined Sappi in 1977 as the Managing Director of Sappi Kraft (Pty) Limited. In 1978, Mr van As was appointed Group Managing Director and Chief Executive Officer, Sappi Limited, becoming Executive Chairman in 1991 and Non-Executive Chairman on his retirement as an Executive Director in 2003. He is also a Director of Sanlam Limited and Chairman of the African Self-Help Association. Mr van As was appointed to the Board of Sappi Limited in 1977.

        David Charles Brink (64), M.Sc. Eng. (Mining), D.Com. (hc). Mr Brink is currently the Chairman of Murray and Roberts Holdings Limited, Deputy Chairman of ABSA Group Limited and of ABSA Bank Limited, Chairman of Unitrans Limited, a Director of BHP Billiton plc and of BHP Billiton Limited, and a Director of Sanlam Limited. He was appointed a non-executive Director of Sappi Limited on March 8, 1994 and is currently Chairman of the Human Resources Committee and a member of the Nomination Committee of the Board of Directors of Sappi Limited.

        John Steele Chalsty (70), B.Sc. Hons (Wits), M.Sc. (Wits), MBA (Harvard). Mr Chalsty previously served as the Chairman of the Board of Directors and former Chief Executive Officer of Donaldson, Lufkin and Jenrette Inc. and as Vice Chairman of the New York Stock Exchange, Inc. Mr Chalsty is currently Partner and Chairman of Muirfield Capital Management LLC. He is chairman of the Advisory Board of Silvercrest Asset Management Group LLC and he is a member of the Board of Directors of AXA Financial Inc., Occidental Petroleum Company, Metromedia, Creditex and SoundView Technology. Mr Chalsty was appointed to the Board of Directors of Sappi Limited on August 1, 1998. He is a member of the Audit Committee of the Board of Directors of Sappi Limited and Chairman of the Audit Committee of Sappi Fine Paper North America.

        Thomas Louw de Beer (Tom) (68), Chartered Accountant (South Africa). Mr de Beer was appointed Chief Executive, Finance, of General Mining and Finance Corporation Limited in 1978 and as Financial Director of Gencor Limited in 1983 in which capacity he remained until Gencor's unbundling in 1993. Mr de Beer is Chairman of Gensec Bank Ltd and of the Sappi Pension Fund Audit Committee. He is also a Director of Genbel Securities Limited and Kumba Resources Limited. Mr de Beer is a member of the Audit Committee and the Human Resources Committee of the Board of Directors of Sappi Limited and Chairman of the Audit Committee of Sappi Forest Products and Sappi Fine Paper South Africa. He was appointed to the Board of Directors of Sappi Limited on February 28, 1981.

        Klaas de Kluis (67), Master of Law. From January 7, 1998 until July 27, 1998, Mr de Kluis acted as Chairman of the Executive Board of N.V. Koninklijke KNP BT (now Buhrmann NV). He held the position of Vice Chairman of the Executive Board of N.V. Koninklijke KNP BT from March 1993 to April 1996. Presently he is a member of the Supervisory Boards of a number of public and private companies in the Netherlands and is Chairman of the Audit Committee of the Board of Directors of Sappi Limited and Chairman of the Audit Committee of Sappi Fine Paper Europe. Mr de Kluis was appointed to the Board of Directors of Sappi Limited on January 13, 1998.

        Meyer Feldberg (61), BA (Wits), MBA (Columbia), Ph.D (Cape Town). Professor Feldberg's career has included a number of teaching and leadership positions in the business schools of the universities of Cape Town, Northwestern and Tulane. In 1986, he was appointed president and Chief Executive Officer of the Illinois Institute of Technology. Since 1989 he has served as Professor of Management and Dean of Columbia Business School. He is the Sanford C Bernstein Professor of Leadership and Ethics. Professor Feldberg serves on the Advisory Board of the British American Business Council and has served on the Council of Competitiveness in Washington, DC. In 2001, the International Centre in New York honoured Professor Feldberg as a distinguished foreign-born American who has made a significant contribution to American life. He is a Director of many major public companies including Federated Department Stores, Inc, Revlon, Inc, PRIMEDIA Inc, UBS Funds and Select Medical Corporation. Professor Feldberg was appointed to the Board of Directors of Sappi Limited on March 1, 2002.

        Monte Roy Haymon (66), Bachelor of Science in Chemical Engineering. Previously President and Chief Executive Officer of Sappi Fine Paper North America. Prior to joining Sappi he had been President and Chief Operating Officer of Ply-Gem Industries and, for thirteen years, President and Chief Executive Officer of Packaging Corporation of America, a division of Tenneco, Inc. Mr Haymon was appointed to the Board of Directors of Sappi Limited in October 1995, becoming a Non-Executive Director from January 2003. He continues to provide limited consulting services to the Group.

        Derek Nigel Anthony Hunt-Davis (67), Chartered Accountant (South Africa), CTA (Unisa). Mr Hunt-Davis retired as an Executive Director of Sankorp Limited in 1994. He served as Chief Accountant and Chief Financial Officer of the Industrial Development Corporation prior to becoming Group Financial Director of the Premier Group Limited in 1982. Mr Hunt-Davis was appointed a non-executive Director of Sappi Limited on February 19, 1990 and is currently a member the Audit Committee and Chairman of the Nomination Committee of the Board of Directors of Sappi Limited.

        Deenadayalen (Len) Konar (48), B.Com, MAS (Illinois), D.Com, Chartered Accountant (South Africa). Previously Professor and Head of the Department of Accountancy at the University of Durban-Westville. He is the patron of the Institute of Internal Auditors South Africa and a member of the King Committee on Corporate Governance, the Securities Regulation Panel, the Corporate Governance Forum and the Institute of Directors. Companies of which he is a non-executive Director include Old Mutual South Africa, The South African Reserve Bank, Kumba Resources Limited, Illovo Sugar, J D Group and Steinhoff International Holdings. He was appointed by the Minister of Finance in 2003 as Chairperson of the Accounting Review Panel to review the regulation of auditors and accountants in South Africa. Dr Konar is currently an independent consultant in corporate governance, risk management, compliance and internal audit and joined the Board of Directors of Sappi Limited on March 1, 2002.

        Helmut Claus-Jurgen Mamsch (59). Helmut Mamsch studied economics at the Bremen School of Foreign Trade (Deutsche Aussenhandels-und Verkehrs-Akademie, Bremen) and also received training in business administration and shipping in Germany, the UK and Belgium.

        He worked for 20 years for Continho Caro & Co. He joined the management board in 1986 with responsibility for international trade and shipping. At the same time, he joined the management of McDermott International based in New Orleans after the latter acquired Continho Caro.

        In 1989 he moved to VEBA AG, one of Germany's largest utility based conglomerates. Until 1996 he was Chairman of Raah Karcher AG, a VEBA subsidiary. Concurrently, from 1991 to 1993 he was a board member of VEBA Oel AG. From 1996 to 1998 he was Chairman of the management board of Stinnes AG, the trading and transportation subsidiary of VEBA. Concurrently, from 1993 to 2000 he was a VEBA AG management board member responsible, and as from 1998 for their US electronic businesses, Corporate Strategy and Development.

        In 1997 he joined Logica as Non-executive Director and in 2002 was appointed Deputy Chairman.

        He is also a former supervisory board member of Commerzbank AG, Degussa AG, Steag AG and the former Chairman of MEMC Inc.

        Mr Mamsch's appointment as Non-executive Director is effective from January 1, 2004.

        Franklin Abraham Sonn (64). A graduate of the University of the Western Cape and UNISA, Dr Sonn subsequently received honorary doctorates in law, education, humanities and philosophy from various institutions in Europe, North America and South Africa. Dr Sonn served as South Africa's Ambassador to the United States from 1995 to 1998. He currently serves as Chairman of 11 corporate Boards and is a member of the Boards of 12 other companies. He also serves as Chairman of numerous organisations of Civil Society and as a Trustee and Patron of many other organisations. He has recently been appointed Chancellor of the University of the Free State and as President of the Afrikaanse Handels Instituut. Dr Sonn was appointed to the Board of Directors of Sappi Limited on July 1, 1999.

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

        Following the Board's decision to split the roles of Chairman and Chief Executive Officer, Jonathan Leslie was appointed as Director and Chief Executive of Sappi Limited effective from April 2003 and Eugene van As was appointed as Non-Executive Chairman.

        The length of the term of office of Jonathan Leslie as a Director is determined by the Board; the Board has not specified the length of his term. In the case of Eugene van As, while he was Executive Chairman of Sappi Limited, the Board determined the length of his term as a Director. Following his becoming Non-Executive Chairman of Sappi Limited, in terms of the Articles of Association of Sappi Limited, his term of office in line with all other Directors will be a maximum of three years per term. His current term will end at the annual general meeting on March 1, 2004 and may be extended for a further three years from that date.

        The following table sets forth the terms of office of the other Directors.

Name	Start of term	Latest date of end of term
David Charles Brink	2003	2006
John Steele Chalsty	2001	2004
Thomas Louw de Beer	2001	2004
Meyer Feldberg	2002	2005
Monte Roy Haymon	2001	2004
Derek Nigel Anthony Hunt-Davis	2003	2004
John Leonard Job	2003	2006
Klaas de Kluis	2003	2006
Deenadayalen Konar	2002	2005
Wolfgang Pfarl	2002	2005
Franklin Abraham Sonn	2002	2005
Donald Gert Wilson	2002	2005

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

        The Audit Committee consists of five independent Non-Executive Directors of the Board (Klaas de Kluis (Chairman), Thomas Louw de Beer, John Steele Chalsty, Derek Nigel Anthony Hunt-Davis and Deenadayalen Konar) and is directed by a specific mandate from the Board. The adequacy of the mandate is reviewed and reassessed annually. The Audit Committee meets with senior management, which includes the Chief Executive Officer and the Executive Director—Finance, at least four times a year. The external and internal auditors attend these meetings and have unrestricted access to the Committee and its Chairman. The Audit Committee also meets at least once per year with the management Disclosure Committee. The external and internal auditors meet privately with the Audit Committee Chairman on a regular basis. The Audit Committee Chairman attends the annual general meeting.

        Subsidiary company Audit Committees exist in all major regions and are chaired by independent Non-Executive Directors. These Committees have a mandate from the Group's Audit Committee, to whom they report on a regular basis.

Nomination Committee

        The Nomination Committee is constituted as a sub-committee of the Board and consists of three independent Non-Executive Directors (Derek Nigel Anthony Hunt-Davis (Chairman), David Charles Brink and Franklin Abraham Sonn) and the Chairman of the Group. The Committee considers the composition of the Board, retirements and appointments of additional and replacement Non-Executive Directors and makes appropriate recommendations to the Board.

Human Resources Committee

        The Human Resources Committee, which consists of two independent Non-Executive Directors (David Charles Brink (Chairman) and Thomas Louw de Beer) and the Chairman of the Group, is constituted as a sub-committee of the Board and operates within the terms of reference set by the Board. The responsibilities of the Committee are, among other things, to determine human resource policy and strategy as well as the remuneration and incentives in respect of the Chief Executive Officer and those executives reporting directly to the Chief Executive Officer. Human Resources Committees exist for all the company's major operating subsidiaries outside of southern Africa.

Employees

        The following table sets forth the number of employees as at the close of each fiscal year ended September.

	2003	2002	2001
Sappi Fine Paper
North America	3,268	3,329	2,860
Europe	5,686	5,689	5,844
Southern Africa	2,016	2,028	2,009
Sappi Forest Products	5,695	6,261	7,231
Sappi Trading	164	160	157
Corporate Office	110	105	130

Total	16,939	17,572	18,231

North America

        At the end of September 2003, Sappi Fine Paper North America had 3,268 employees. The headcount reductions during fiscal 2003 are the result of restructuring initiatives that occurred across the mills and in the Boston office in Sales and Marketing, Customer Services, Research and Development and Information Technology functions.

        Approximately 65% of employees are represented by twelve international unions under nine different contracts. The labour contracts for Cloquet, Allentown and the Westbrook mill mechanical unions (four) were successfully negotiated in 2003. The Somerset and Westbrook P.A.C.E. union contracts are currently under negotiation. Muskegon's labour contract will expire in June 2004.

        On November 10, 2003, we announced the closure of one of the paper machines and related assets at Westbrook, which should be completed in the next several months. Approximately 170 employees will be effected by the closure.

        Sappi Fine Paper North America has experienced no work stoppage in the past twelve years and believes that its relationship with its employees is satisfactory.

Europe

        Sappi Fine Paper Europe employed 5,686 people at the end of September 2003. A substantial number of Sappi Fine Paper Europe employees are represented by trade unions.

        Sappi Fine Paper Europe is subject to industry-wide collective agreements that are in place with trade unions in Germany, Austria and Belgium and which relate to its employees in each of the relevant mills. At our mills in The Netherlands and in the United Kingdom, Sappi Fine Paper Europe has entered into shop-floor agreements with the respective trade unions. Overall labour relations have been very stable in each of these countries despite some minor strike actions in the course of our recent collective labour agreement negotiations at our Lanaken mill in Belgium.

        In addition to trade unions, Sappi Fine Paper Europe also consults with various local, national and European works councils. These work councils serve primarily in an advisory role. Sappi Fine Paper Europe is required, under certain circumstances, to keep the works councils informed of activities that affect the work force and to consult with one or more of the works councils before proceeding with a course of action. This is especially relevant for any major reorganisation.

        In response to the weaker market conditions there has been an increase in commercial standstills in Europe which have been managed by way of special agreements with the works council for flexible working time and temporary reduction in the use of external personnel and holiday workers. A further headcount reduction of approximately 150 employees has been announced.

Southern Africa

        Sappi employed 7,821 people in Southern Africa at the end of September 2003. Of this total, Sappi Fine Paper South Africa and Sappi Forest Products employed 2,016 and 5,695 people respectively, with the balance being employed by Corporate. Approximately 51% of these employees are members of trade unions of which the Chemical, Energy, Paper, Printing, Wood and Allied Workers Union (CEPPAWU) is the largest. The reduction in employee numbers in Sappi Forest Products is due to the selling of a non-core asset, namely the Boskor sawmill.

        We believe that we generally have had satisfactory relations prevailed with the trade unions operating at our southern African mills despite experiencing industy-wide wage-related strikes of limited duration as recently as fiscal 2001. The annual pulp and paper industry wage negotiations were conducted without any industrial action. The wage agreement provided for a 9% across the board increase for the period July 1, 2003 to June 30, 2004. The parties also agreed to negotiate a two-year agreement during the next round of negotiations in 2004.

        In the sawmilling industry, settlement was reached on a 7.5% across the board increase for the period July 1, 2003 to June 30, 2004.

        There is now a Bargaining Council for the wood and paper sector. The objective of the Bargaining Council is to give effect to the promotion and regulation of labour related issues.

        HIV/AIDS has a high profile within Sappi and extensive work has been undertaken to manage the risks posed to employees and the organisation. The HIV/AIDS programme has been accelerated and a voluntary counselling programme to identify HIV positive employees has continued to receive growing support. Sappi has extended anti-retroviral treatment to all employees for whom the treatment is medically indicated. The continued provision of this treatment is subject to annual approval by Sappi.

        Labour and employment law has changed substantially in South Africa in the past several years. Recent legislation such as the Labour Relations Act adopted in 1996 and the Basic Conditions of Employment Act adopted in 1998 have substantially enhanced the rights of employees, including the right to engage in protected industrial action.

        In addition, in October 1998, the South Africa Parliament adopted the Employment Equity Act (No. 55 of 1998). The Employment Equity Act requires employers who employ 50 or more employees, to implement affirmative action measures designed to ensure that suitably qualified persons from previously disadvantaged groups have equal employment opportunities and are equitably represented in the workforce of such employers. The provisions of the Employment Equity Act which pertain to the prohibition of unfair discrimination, the monitoring by employees and trade union representatives of compliance with the Act, the institution of legal proceedings concerning contraventions of the Act, the protection of employee rights and the formulation of codes of good practice and regulations pertaining to the Act were implemented on August 9, 1999. The implementation of the balance of the Act, dealing primarily with affirmative action measures, commenced on December 1, 1999. As required by the Act, Sappi drafted employment equity plans after consultation with representative employee forums and have submitted the prescribed reports to the Department of Labour from May 2000 onwards.

        Diversity management and awareness has been addressed across the region in order to facilitate further progress of the equity programme. Current diversity management and awareness programmes have been reviewed so as to ensure appropriate interventions in terms of the equity progress made to date.

        The Skills Development Act (No. 97 of 1998), which came into force on September 10, 1999 provided an institutional framework to devise and implement workplace strategies in order to develop and improve the skills of the South African workforce. The financing of skills development is promulgated by means of a levy/grant scheme under the Skills Development Levies Act.

        The Skills Development Act, Skills Development Levies Act and the South African Qualifications Authorities Act (No. 58 of 1995), including proposed amendments to the latter have continued to receive significant attention during the past year. Equity forums established under the Employment Equity Act were mandated to serve as Learning Forums, and their constitutions, roles and responsibilities continue to be entrenched. The forums played a major role in preparing the Skills Plans submitted to the Forests Industries Education & Training Authority. A skills levy of 1%, specified in accordance with the Skills Development Levies Act, was paid via Internal Revenue to the Forest Industries Education and Training Authority. From this amount, the maximum 70% refund was received as a skills grant.

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

        As of November 29, 2003, certain Directors and Executive Officers of Sappi had been granted an aggregate of 667,000 Share Options and 664,000 Allocation Shares. None of the Directors or Executive Officers of Sappi holds more than 1% of our issued share capital.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information with respect to the ownership of the ordinary shares, R1.00 par value, of Sappi Limited by the shareholders of record of Sappi Limited as of September 26, 2003, holding 5% or more of the outstanding ordinary shares.

Name of Registered Holder	Number of Shares	Percentage
Standard Bank Nominees (Transvaal) (Proprietary) Limited(1)	126,857,437	55.8
Nedcor Bank Nominees Limited(1)	34,354,403	15.1
Industrial Development Corporation of South Africa Limited	17,704,620	7.8
First National Nominees (Proprietary) Limited(1)	18,461,417	8.1
All Directors and Executive Officers as a Group(2)	1,652,312	0.7

(1)
The registered holders have advised us that it holds shares for numerous clients and there has not been any significant percentage change in the holdings for the last three years.
(2)
Includes shares issuable upon exercise of options granted under Sappi's Share Incentive Scheme. See "Item 6—Directors, Senior Management and Employees—Compensation".

        In addition to the changes in the ownership percentages held by our major shareholders disclosed in the footnotes to the table above, KNP BT Beteiligungen Deutschland GmbH (now Buhrmann International BV) held 19.9% of our shares as of September 30, 1998 and disposed of its holding in 2001, and CMB Nominees (Proprietary) Limited held 8.6% of our shares as of September 30, 1998 and holds 3.1% as of September 26, 2003.

        The authorised share capital of Sappi Limited consists of 325,000,000 shares. As of September 26, 2003, the issued share capital consisted of 239,071,892 shares. Due to shares bought back and being held in a subsidiary company, the issued share capital was reduced to 226,843,101 as of September 26, 2003. It is common in South Africa for shares to be held through nominees. As of September 26, 2003, the four largest shareholders of record (three of which are nominees) owned approximately 86.6% of the shares. We believe that, as of September 26, 2003, based on registered addresses and disclosure by nominee companies, 44% of our shares were held beneficially in North America, 41% of our shares were held beneficially in South Africa and 15% of our shares were held beneficially in Europe and elsewhere, excluding the shares owned by subsidiaries of Sappi.

        On September 26, 2003, there were approximately 55 registered holders (including nominees) of ADSs and 51 registered holders of shares in the United States. At that date, there were 40,779,241 ADSs and 8,208 shares (totalling 40,787,449 shares) registered in the name of holders with registered addresses in the United States (representing approximately 18.0% of the then outstanding shares). We believe, however, that more than 44% of our shares are owned beneficially by US holders.

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

September 26, 2003, the following fund managers were responsible for 5% or more of the issued share capital of Sappi Limited.

Name of Fund Manager	Number of Shares Managed	Percentage
Old Mutual Asset Management.	15,188,055	6.4
Capital Research and Management	13,796,000	5.8
Stanlib Limited	13,024,944	5.5
RMB Asset Management	11,969,017	5.0

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

North America

        In connection with the Potlatch acquisition in March 2002, Potlatch agreed not to compete with us in the production of coated fine paper. In May 2002, the Attorney General for the State of Minnesota commenced an action alleging that an aspect of the covenant not to compete related to use of Potlatch's Brainerd mill by a purchaser of the mill violated antitrust and common law. On November 26, 2002, the court dismissed both of the State's claims. As no appeal was filed by the State within the prescribed time period, it is believed that this matter is now concluded.

        In late July 2003, our subsidiary S.D. Warren Company was served with a lawsuit in the Muskegon County Circuit Court brought by ten Muskegon residents. The plaintiffs claim that pollutants, air contaminants, noise, dust, debris and bad odours have materially injured their persons and property, for which they are now seeking monetary damages, injunctive relief and attorney fees. The attorneys for the plaintiffs are also attempting to have the case certified as a class action, in which case the named plaintiffs would serve as representatives of all other similarly situated persons. We believe it to be too early to determine whether the plaintiffs will be successful in obtaining class action status or to judge the case on the merits, which could adversely impact the ability of these importers to complete effectively in the Indian market.

Europe

        In June 2003 an anti-dumping case was initiated by the Indian authorities against coated paper imports in the calendar year 2002 from the European Union and Indonesia. Sappi Fine Paper Europe has decided to co-operate with the Indian investigating authorities and submitted a questionnaire response to them. If the Indian authorities conclude that dumping has taken place, anti-dumping duties will be imposed on the importers concerned. By co-operating Sappi hopes to minimise (or even avoid) any such duties in order to safeguard its exports to India.

Southern Africa

        The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. This process is expected to continue for many years. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues. To date, we have been notified of three formal Land

Claims made in respect of portions of Sappi plantations in the Mpumalanga area, and six others made in respect of portions of Sappi plantations in KwaZulu Natal. These claims have not been finalised and are still under investigation by the Regional Land Claims Commissioner.

        In November 2001, the South African Competition Commission (which investigates competition complaints) referred a complaint by Papercor CC to the South African Competition Tribunal recommending that the Tribunal find that Sappi Fine Paper South Africa contravened the South African anti-trust legislation in that it had required Papercor CC to make payment towards its legal costs incurred in prior proceedings before the Competition Tribunal, as a condition to supplying further paper products to Papercor CC. The Competition Commission also recommended that an administrative fine of 10% of the annual sales of Sappi Fine Paper South Africa from September 1, 1999 until the date on which the Tribunal makes its order be imposed. Sappi took exception to the Commission's complaint contending that it had failed to disclose a cause of action against Sappi. The Tribunal, in its judgement on Sappi's exception handed down on April 17, 2002, upheld Sappi's exception, but gave the Commission leave to amend its pleadings within 10 days. Although the Commission did file its amended pleadings it subsequently withdrew its complaint. However, it purported to commence a fresh investigation. Subsequently, Sappi's appeal lodged with the Competition Appeal Court, requesting that this fresh investigation be set aside on the basis that it places Sappi in double jeopardy, has succeeded. A costs order was also made in favour of Sappi. It is believed that the matter has now been finalised.

Dividend Policy

        During May 1998, Sappi Limited announced that its Board of Directors had decided that in view of past volatility in the pulp and paper markets, dividends would in the future only be considered on an annual basis.

        Prior to fiscal 2000, it was our policy to declare cash dividends in Rand. It is now our policy to declare cash dividends in US dollars. We declared a dividend number 81 of 29 US cents for fiscal 2003. South African shareholders will be paid the Rand equivalent of the US dollar denominated declaration.

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

        In accordance with South African common law, dividends may be declared only out of divisible profits. Holders of American Depositary Receipts (ADRs) on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the Deposit Agreement among us, The Bank of New York and the ADR holders (the "Deposit Agreement"). There is no restriction under South African exchange control regulations on the free transferability of cash dividends to non-resident shareholders or ADS holders. See "Item 10—Additional Information—Exchange Controls".

        South African companies pay Secondary Tax on Companies at the flat rate of 12.5% in respect of the amount of dividends declared by the company less all dividends which accrue to the company during its relevant "dividend cycle". See "Item 10—Additional Information—Taxation".

Significant Changes

        Except as otherwise disclosed in this Annual Report, no significant change has occurred in our financial position since September 28, 2003.

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

        The table below sets forth, for the periods indicated, the high and low prices and the volume of trading activity in the shares on the JSE, as reported by the JSE, and the high and low prices and the volume of trading activity in the ADSs on the New York Stock Exchange ("NYSE"), as reported by the NYSE.

	Shares			ADSs
	High	Low	Trading Volume	High	Low	Trading Volume
	(SA cents per share)		(in millions)	($ per ADS)		(in millions)
Annual highs and lows
Fiscal 2003	12,950	8,550	245.8	14.52	10.30	48.3
Fiscal 2002	16,200	7,650	181.8	15.00	8.40	48.1
Fiscal 2001	8,700	4,380	240.1	10.37	5.75	51.6
Fiscal 2000	7,000	3,800	160.3	11.75	6.06	34.4
Fiscal 1999	6,450	1,800	134.5	10.44	3.22	3.0
Quarterly highs and lows
2003
Fourth quarter	10,520	8,900	70.5	13.86	12.02	12.9
Third quarter	10,800	8,550	69.3	13.54	11.55	11.7
Second quarter	12,950	8,920	66.3	14.52	11.30	13.3
First quarter	12,650	10,800	39.7	13.49	10.30	10.4
2002
Fourth quarter	14,600	10,500	56.5	14.30	10.43	14.0
Third quarter	15,600	12,800	43.3	15.00	12.28	9.8
Second quarter	16,200	11,560	38.7	13.90	10.20	12.5
First quarter	12,700	7,650	43.3	10.75	8.40	11.8
Monthly highs and lows
2003
November	9,085	8,499	22.5	13.50	12.65	3.3
October	9,745	8,650	22.1	13.08	12.60	3.1
September	10,520	9,375	23.4	13.86	12.71	4.3
August	9,925	8,900	19.2	13.28	12.14	2.9
July	9,900	8,900	27.9	12.93	12.02	5.7
June	10,800	8,940	31.2	13.54	12.06	5.0

        On December 8, 2003, the closing price for our shares on the JSE was 8,180 SA cents per share and the closing price of the ADSs on the NYSE was $12.75 per ADS.

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

        The market capitalisation of South African equity securities was approximately $237 billion as at October 31, 2003. The actual float available for public trading is significantly smaller than the aggregate market capitalisation because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalisation at the end of the period), was 47% for the 12 months ended October 31, 2003. Trading is concentrated in a growing, but small number of companies. As of the end of October 2003, there were 435 listed companies on the JSE.

        Following the introduction of the FTSE/JSE free float indices, the FTSE/JSE All Share Index only includes those companies that constitute the top 99% of the market capitalisation of the JSE. The three main sectors in the market are Resources, Financials and Industrials. As of October 31, 2002, the All Share Index included 156 companies. The Financial and Industrial Index and the Resources Index included 133 and 23 companies, respectively, and accounted for approximately 55% and 45%, respectively, of the total market capitalisation of the JSE.

        The JSE settles securities trades electronically through STRATE—(Share Transactions Totally Electronic)—the central securities depository for the equities market. All trades are downloaded from the JSE SETS automated trading system to the JSE's Broker Deal Accounting (BDA) system, which manages the settlement status of every trade. The BDA system interfaces with STRATE's system which in turn interfaces with those of the custodian banks. The JSE's Settlement Authority monitors all trades from time of execution to settlement to ensure performance.

        Shares may not be traded on the JSE unless they have been dematerialized through STRATE. Contractual, rolling settlement has been introduced by the JSE in order to increase the speed, certainty and efficiency of the settlement mechanism and to fall into line with international practices. While settlement on the JSE is currently made five days after each trade (T+5), the JSE in conjunction with STRATE is exploring with the industry how best to reduce the settlement period further to (T+3) without introducing undue risk.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

        The following description is a summary of various provisions of the Memorandum ("Memorandum") and Articles of Association ("Articles") of Sappi Limited, the South African Companies Act (the "Companies Act") and the listings requirements of the JSE, which does not purport to be complete and is qualified in its entirety by reference to all of the provisions of those sources.

        Sappi Limited is a public company incorporated in South Africa with registration number 1936/008963/06.

Purpose of the Company

        Paragraph 3 of the Memorandum states that Sappi Limited is established, among other things, to manufacture, produce, buy, sell and deal in pulp, timber, paper, cardboard and other stated products.

Directors

In terms of the articles—

        At every annual general meeting of Sappi Limited, as near as possible to, but not less than one third of the Directors (excluding any Director appointed after the conclusion of the preceding annual general meeting, the Executive Chairman, the Chief Executive Officer and the Managing Director) are required to retire from office but are eligible for re-election. The Directors to retire are those who have been longest in office since their last election or, as between Directors who have been in office for an equal length of time since their last election, in the absence of agreement, determined by lot. Any Director who has held office for three years since his last election is also required to retire at such annual general meeting. In addition, the appointment of any Director appointed after the conclusion of the preceding annual general meeting will require to be confirmed at the next annual general meeting, failing which the appointment will cease.

        Except as set out in the following paragraph, a Director may not vote in respect of any contract or arrangement or any other proposal in which he has any material interest other than by virtue of his interest in ordinary shares or debentures or other securities of or otherwise in or through Sappi Limited. A Director will not be counted in the quorum at a meeting in relation to any resolution on which he is barred from voting.

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

  •
  any proposal concerning any other company in which he is interested directly or indirectly and whether as an officer, shareholder or otherwise; provided that he is not the holder of or beneficially interested in 1% or more of any class of the equity share capital of that company or of the voting rights available to shareholders of that company; and

  •
  any proposal concerning the adoption, modification or operation of a superannuation fund or retirement benefits scheme under which he may benefit and which has been approved by or is subject to and conditional upon approval of the Commissioner of Inland Revenue for taxation purposes.

        At the discretion of the Board, there may in each year be paid out of the funds of Sappi Limited to, and divided among, the Directors who have held office during the year in respect of which the remuneration is to be paid, a sum, by way of remuneration for their services as Directors, not exceeding US$500 000 (five hundred thousand dollars), which remuneration shall be paid in such proportions as shall be determined by the Directors or a majority of them. If any Director is required to perform extra services or reside abroad or is otherwise specially occupied about Sappi Limited's business, he is entitled to receive remuneration to be fixed by the Directors (either in addition to, or in substitution for, the aforementioned remuneration). The Directors shall be paid all their travelling and other expenses properly and necessarily expended by them in and about the business of Sappi Limited.

        The Directors may exercise all the powers of Sappi Limited to borrow money and to mortgage or charge its undertaking and property or any part thereof and to issue debentures, which may be issued at par, at a discount or at a premium, and other securities. The borrowings will be restricted so as to secure that, except with the previous sanction of an ordinary resolution of Sappi Limited in general meeting, the aggregate principal amount outstanding of all moneys borrowed by Sappi Limited and/or any of its subsidiaries will not at any time exceed an amount equal to 2.5 times the aggregate of the nominal amount of the issued share capital of Sappi Limited and the total of the amounts standing to the credit of the combined capital and revenue reserve accounts of Sappi Limited and its subsidiaries (including any share premium account, capital redemption reserve fund and retained surplus after deducting the amounts of any debit balance in the income statement but excluding sums set aside for taxation and amounts attributable to outside shareholders in subsidiaries), as shown in the latest consolidated balance sheet, adjusted as may be necessary in respect of any variation in the share premium account of Sappi Limited since the date of the latest audited balance sheet.

Disclosure of Interest in Shares

        The Companies Act requires the disclosure of beneficial interests in the outstanding shares of a company. Where securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interest in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every three-month period after June 30, 1999, that is, commencing on September 30, 1999, to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and class of securities issued by that issuer held on behalf of each such person. Moreover, an issuer of securities may, by notice in writing, require a person who is a registered shareholder of, or whom the issuer knows or has reasonable cause to believe to have a beneficial interest in a security issued by the issuer, to confirm or deny whether or not such person holds that beneficial interest and, if the security is held for another person, the person to whom the request is made is obliged to disclose to the issuer the identity of the person on whose behalf a security is held. The addressee of the notice may also be required to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. All issuers of securities are obliged to establish and maintain a register of the disclosures described above and to publish in their annual financial statements a list of the persons who hold beneficial interests equal to or in excess of 5% of the total number of securities of that class issued by the issuer together with the extent of those beneficial interests.

Share Capital

        The authorised share capital of Sappi Limited consists of 325,000,000 ordinary shares with a par value R1.00 per share. All the ordinary shares in issue rank pari passu with each other and are fully paid and not subject to calls for additional payments of any kind. Trading in the ordinary shares in Sappi Limited has been dematerialised under the terms of the STRATE initiative of the JSE and the provisions of section 91A of the Companies Act relating to uncertified securities apply in respect of those shares which have been dematerialised.

        The ADSs trade on the NYSE. The rights of holders of ADSs are governed by the Deposit Agreement pursuant to which the ADSs are issued and such rights differ in certain respects from the rights of holders of ordinary shares.

Dividends

        Sappi Limited in general meeting or the Board may, from time to time, declare a dividend to be paid to the registered holders of shares (the "Shareholders") in proportion to the number of ordinary shares held by them. No dividend on ordinary shares will bear interest. Dividends are declared payable to Shareholders registered as such on a date subsequent to the date of the declaration of the dividend as determined by the Board. This date may not be less than 14 days after the date of the publication of the announcement of the declaration of the dividend.

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

Voting Rights

        Subject to any rights or restrictions attached to any class of shares, every Shareholder present in person, by authorised representative or by proxy will have, on a show of hands, one vote only and, in the case of a poll, every Shareholder present in person, by authorised representative or by proxy will have that proportion of the total votes in Sappi Limited which the aggregate amount of the nominal value of the shares held by that Shareholder bears to the aggregate of the nominal value of all the shares issued by Sappi Limited and, accordingly, since there is currently only one class of issued shares, one vote for every share held by him.

Issue of Additional Shares and Pre-emption Rights

        Subject to the provisions of the Companies Act and the listings requirements of the JSE, Sappi Limited in a general meeting may issue, or may authorise the Board to issue, unissued shares.

        Holders of shares have no pre-emptive rights under the Articles. Under the listings requirements of the JSE, however, any unissued shares of Sappi Limited must first be offered to existing Shareholders pro rata to their holdings of shares unless these shares are issued for the acquisition of assets or a specific or general approval is granted to the Directors at any general meeting authorising the issue of shares for cash.

        Sappi Limited in general meeting may upon the recommendation of the Board resolve to capitalise all or any part of the amount of the undivided profits, reserves resulting from a sale or revaluation of assets of Sappi Limited or premium created on the issue of any shares or debentures by account, paying up unissued shares of Sappi Limited to be issued as fully paid capitalisation shares to Shareholders.

Variation of Rights

        Whenever the capital of Sappi Limited is divided into different classes of shares, the rights or restrictions attached to any class of shares in issue may be amended, varied, modified or cancelled by general meeting of Sappi Limited; provided that the consent in writing of the holders of at least three fourths of the issued shares of that class or of a special resolution passed at a separate general meeting of the holders of such shares is required if the amendment, variation, modification or cancellation will directly or indirectly adversely affect those rights or restrictions.

        The rights or restrictions attached to any class of shares will not, unless otherwise expressly provided by the conditions of issue of such shares, be deemed to be directly or indirectly adversely affected by the creation or issue of other shares ranking equally with them.

Distribution of Assets on Liquidation

        If Sappi Limited is liquidated, whether voluntarily or compulsorily, the assets remaining after the payment of all the liabilities of Sappi Limited and the costs of winding-up shall be distributed among the Shareholders in proportion to the numbers of shares respectively held by them, subject to the rights of any Shareholders to whom shares have been issued on special conditions and subject to Sappi Limited's right to apply set-off against the liability, if any, of Shareholders for unpaid capital or premium. Furthermore, the liquidator, with the authority of a special resolution, may divide among the Shareholders in specie or kind, the whole or any part of the assets, whether or not those assets consist of property of one kind or different kinds.

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

Rights of Minority Shareholders and Fiduciary Duties

        Majority shareholders of South African companies have no fiduciary obligations under South African common law to minority shareholders. However, under the Companies Act, a shareholder may, under certain circumstances, seek relief from the court if he has been unfairly prejudiced by the company. The provisions in the Companies Act are designed to provide relief for oppressed shareholders without necessarily overruling the majority's decision. There may also be common law personal actions available to a shareholder of a company. The fiduciary obligations of Directors may differ from those in the United States and certain other countries. In South Africa, the common law imposes on Directors a duty to act with care and skill and a fiduciary duty to conduct the company's affairs in the best interests of the company.

General Meetings of Shareholders

        Sappi Limited is obliged to hold an annual general meeting not more than nine months after the end of every financial year of Sappi Limited and within fifteen months after the date of the last preceding annual general meeting of Sappi Limited. The Board may, whenever it thinks fit, convene a general meeting and must do so on the request of 100 Shareholders or of Shareholders holding at the date of request not less than one-twentieth of the total voting rights of all Shareholders having a right to vote at general meetings of Sappi Limited.

        Sappi Limited is required by law to provide at least 21 clear days' notice for any annual general meeting and for meetings at which special resolutions are proposed, and at least 14 clear days' notice for all other meetings.

        Notice under the Articles must be given or served on any Shareholder or Director, as the case may be, either by delivery, electronic mail, telefacsimile or by sending it through the post. Any notice to Shareholders must simultaneously be given to the secretary or other suitable official of any recognised stock exchange on which the shares of Sappi Limited are listed in accordance with the requirements of that stock exchange. Every such notice shall be deemed, unless the contrary is proved, to have been received, if it is delivered, on the date on which it is so delivered, if it is sent by post, on the day on which it is posted, if it is sent by electronic mail, on the day it was sent or, if it is sent by telefacsimile, on the day on which it was successfully transmitted.

        No business may be transacted at any general meeting unless the requisite quorum is present when the meeting proceeds to business. The quorum for the passing of special resolutions is Shareholders holding in the aggregate not less than 25% of the total votes of all Shareholders entitled to vote at the meeting, present in person or by proxy. In all other cases, the quorum is three Shareholders present in person or by proxy and entitled to vote or, if a Shareholder is a body corporate, represented. If within ten minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, will be dissolved and, in all other cases, will stand adjourned to the same day in the next week, or if that be a public holiday, the next business day, at the same time and place. At the adjourned meeting, those Shareholders who are present or represented thereat shall constitute a quorum.

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

        Resolutions will be carried by a majority of the votes recorded at the meeting except in the case of a special resolution which must be passed either, on a show of hands, by not less than three fourths of the number of Shareholders entitled to vote who are present in person or by proxy or, where a poll has been demanded, by not less than three fourths of the total votes to which the Shareholders present in person or by proxy are entitled. In the event of a tie, the chairman has the deciding vote if he is a Shareholder.

Transfer of Shares

        All ordinary shares are free from any restriction under the Articles on the right to transfer. A Shareholder who holds his shares in dematerialised form will have an account with a Central Securities Depository Participant. Transfer of ownership of such shares will be effected by debiting the account from which transfer is effected and crediting the account to which transfer is effected. The transferor will be deemed to remain the holder of the shares until the name of the transferee is entered in the share register or relevant subregister of Sappi Limited in respect of these shares. Only Shareholders that have handed in their paper share certificates have an account with a Central Securities Depository Participant. Under the rules of the JSE Shareholders cannot sell their shares on the JSE until the shares have been dematerialised.

Non-South African Shareholders

        There are no limitations in the Memorandum or Articles or under South African law on the right of non-South African Shareholders to hold or exercise voting rights attaching to any ordinary shares in Sappi Limited.

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

Amendment of Memorandum or Articles

        The Memorandum or Articles may only be amended by way of a special resolution, proposed at a general meeting of Shareholders at which Shareholders holding at least 25% of the total votes of all Shareholders entitled to vote thereat are present in person or by proxy, which is passed, on a show of hands, by not less than 75% of those present in person or by proxy or, on a poll, by not less than 75% of the total votes to which Shareholders present in person or by proxy are entitled.

Material Contracts

        On June 5, 2002, 6.75% Guaranteed Notes due 2012 and 7.50% Guaranteed Notes due 2032 (the Securities) were offered by Sappi Papier Holding GmbH ("SPH"), and were fully and unconditionally guaranteed by Sappi Limited and Sappi International SA ("SISA"), a corporation incorporated in

Belgium. The interest on the Securities is payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 2002. The 2012 Securities mature on June 15, 2012 and the 2032 Securities mature on June 15, 2032. SPH, Sappi Limited or SISA may redeem the Securities in whole or in part, at SPH's, Sappi Limited's or SISA's option, at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Securities to be redeemed and (ii) a make-whole amount based upon the present values of remaining payments at a rate based upon yields of specified US treasury securities plus 25 basis points, with respect to the 2012 Securities, and 30 basis points, with respect to the 2032 Securities, together with, in each case, accrued interest on the principal amount of the Securities to be redeemed to the date of redemption. SPH, Sappi Limited and SISA have agreed to pay certain additional amounts in respect to any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the Securities. SPH, Sappi Limited and SISA have also agreed to observe certain covenants with respect to the Securities and the guarantees including limitations on liens, sale and leaseback transactions and on mergers and consolidations. It is an event of default under each bond indenture if Sappi Limited ceases to own, directly or indirectly, a majority by vote and value of SPH's share capital. The Securities, which are listed on the Luxembourg Stock Exchange were not registered under the United States Securities Act of 1933, as amended or any state securities laws and were offered and sold within the United States only to qualified institutional buyers as defined in Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act.

        On March 18, 2002 an Asset Purchase Agreement was entered into between Potlatch Corporation and Northern Holdings LLC (renamed Sappi Cloquet LLC) (a wholly owned subsidiary of SD Warren), whereby Sappi Cloquet acquired substantially all the assets of Potlatch Corporation's coated fine paper business (including Potlatch's Cloquet, Minnesota pulp and paper mill as well as the brands, order books and working capital of the Cloquet mill and the brands, order books and inventories of Potlatch's Brainerd, Minnesota paper mill) other than Potlatch's Brainerd mill, for an aggregate cash purchase price of $483 million. The Cloquet mill includes a hydroelectric facility that is licensed by the Federal Energy Regulatory Commission and a Fiber Research and Development Centre. In addition, we also acquired the Duluth & Northeastern Railroad Company. The Asset Purchase Agreement contains a number of agreements and indemnification provisions that continue to apply following the closing, including a non-compete covenant agreed to by Potlatch. See "Item 8—Financial Information—Other Financial Information—Legal Proceedings". In connection with the acquisition, we assumed Potlatch's obligations under several long-term cross border leases involving a substantial portion of the assets acquired. We also entered into the intellectual property license agreement as to Potlatch as well as other ancillary arrangements.

        For a description of the terms of the Second Deed Amendment to The Sappi Limited Share Incentive Scheme, see note 32 to the Group annual financial statements included elsewhere in this Annual Report.

        On May 7, 2003, a syndicated loan of EURO 500,106,406 was provided to SPH. This loan was arranged by BankAustriaCreditanstalt and was supported by a syndicate of 18 European banks. Funding of the facility was provided by the Oesterreichische Kontrollbank Aktiengesellschaft ("OeKB"), a banking corporation incorporated in Austria, and the syndicate of banks assumed the credit risk by providing a guarantee to the OeKB. The loan to SPH is fully and unconditionally guaranteed by SISA, a corporation incorporated in Belgium. The loan consists of two tranches, repayable in two bullet payments of EURO 100,021,281 for Tranche A on December 31, 2004 and EURO 400,085,124 for Tranche B on December 31, 2010. Tranche A bears interest at the OeKB floating rate, reset quarterly in advance, plus an applicable margin. Tranche B bears interest at the fixed OeKB EURO fixed financing rate plus an applicable facility fee. The interest on the loan is payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2003. SPH may prepay the whole or any part of the loan by giving 30-days notice. SPH has agreed to pay certain additional amounts should they arise in respect of withholdings or deductions for taxes in certain jurisdictions on payments to the syndicate banks. SPH and SISA have also agreed to observe certain covenants with respect to the loan and the guarantee, including limitations on liens, sale and leaseback transactions and on mergers and consolidations. It is an event of default if Sappi Limited ceases to own, directly or indirectly, a majority of SPH's share capital, without the prior written consent of a majority of the lenders.

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

        The present exchange control system in South Africa is used principally to control capital movements. South African companies are generally not permitted to export capital from South Africa or to hold foreign currency or foreign assets without the approval of the South African exchange control authorities. Foreign investment by South African companies is also restricted. In addition, South African companies are generally required to repatriate to South Africa profits of foreign operations and are limited in their ability to utilise profits of one foreign business to finance operations of a different foreign business. As a result, a South African company's ability to raise and deploy capital outside the Common Monetary Area is restricted. The granting of loans from outside South Africa to Sappi Limited or its South African subsidiaries and their ability to borrow from non-resident sources is regulated. Further, where 75% or more of a South African company's capital, assets, earnings, voting securities, voting power, power of control or earnings are directly or indirectly controlled by or vested in non-residents of the Republic of South Africa, the company is designated an "affected person" and certain restrictions are placed on its ability to obtain local financial assistance.

        The South African authorities have expressed a commitment to a phased liberalisation of exchange controls and have relaxed certain exchange controls over recent years.

        Some of the more salient recent changes to the South African exchange control regulations regarding South African corporations are as follows:

  •
  South African corporations wishing to establish new overseas ventures are permitted to transfer offshore up to R1 billion to finance approved investments abroad and up to R2 billion to finance approved new investments in member countries of the South African Development Community and in other African countries. However, the approval of the Exchange Control Department of the Reserve Bank is required in advance. In addition, South African corporations may use part of their cash holdings in South Africa to finance up to 10% of the excess cost of approved new investments where the cost of these investments exceeds the aforementioned limits. In order to take advantage of this provision, corporations need the approval of the Exchange Control Department of the South African Reserve Bank. Any additional funds required are to be financed abroad by means of foreign borrowings with consideration being given to such foreign borrowings being raised with recourse to a guarantee from South Africa. This implies that the company's balance sheet may be used in the negotiation of such a facility.

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

  •
  South African corporations wishing to invest abroad may apply for permission to use corporate assets or share swaps and share placement transactions to finance approved foreign investments. The latter mechanism entails the placement of the locally quoted company's shares with long term overseas holders who, in payment for the shares, provide the foreign currency abroad which the company then uses to acquire the target investment. Since February 2001, institutional investors are no longer entitled to make use of the asset swap mechanism but are, however, entitled to acquire foreign portfolio investments of up to 10% of their net inflow of funds during the 2000 calendar year. In his budget speech on February 26, 2003, the Minister of Finance stated that institutional investors will now be entitled to invest either 15% or 20%, depending on the type of institutional investor, of total assets in foreign investments.

  •
  With South African Reserve Bank approval, South African corporations are permitted to utilise part of their cash holdings in South Africa to repay up to 10% of their outstanding foreign debt raised to finance approved foreign investment, provided that foreign debt has been outstanding for a minimum period of two years.

        Controls on current account transactions, with the exception of certain discretionary expenses, have been abolished are dealt with by authorised dealers in terms of the Exchange Control Rulings.

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

        Prior to fiscal 2000, it was our policy to declare cash dividends in Rand. It is now our policy to declare cash dividends in US dollars. We declared a dividend (number 80) of 29 US cents for fiscal 2003. South African shareholders will be paid the Rand equivalent of the US dollar denominated declaration. Shareholders on the UK registry will be paid the UK pounds sterling equivalent of the US dollar denominated declaration and ADS holders will be paid in US dollars. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the Deposit Agreement. Subject to exceptions provided in the Deposit Agreement, cash dividends will be paid by the Depositary to holders of ADSs in accordance with the Deposit Agreement. The Depositary will charge holders of ADSs, to the extent applicable, taxes and other governmental charges and specified fees and other expenses, including a fee not in excess of $0.02 per ADS (or portion thereof) for any cash distributions made pursuant to the Deposit Agreement, other than distributions of cash dividends. See "Item 8—Financial Information—Dividend Policy".

        Subject to exceptions relating to former residents of South Africa, shareholders who are not residents of the Common Monetary Area who are in receipt of script dividends and who elect to dispose of the relevant shares may remit the proceeds arising from the sale of the relevant shares.

Taxation

        Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Securities under the laws of their country of citizenship, residence or domicile. The discussions that follow for each jurisdiction are based upon the applicable laws and interpretations thereof as in effect as of the date hereof, all of which laws and interpretations are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively.

South Africa

        The following discussion represents the views of Werksmans, our South African counsel.

General

        The discussion below is based on current legislation. An extensive new Revenue Laws Amendment Bill ("the draft Bill") was recently released in draft form. The promulgation of the draft Bill as legislation may impact on what is stated below.

Basis of Income Taxation

        South Africa has a dual income tax system in terms of which residents are taxed on their worldwide income and non-residents are taxed on their South African source (or deemed source) income. Certain categories of income and activities are exempt from taxation.

        Residence, in the case of natural persons, is established either by being ordinarily resident in South Africa or by satisfying a physical presence test in terms of which they become residents by virtue of them being physically present in South Africa for certain prescribed periods of time. In the case of legal entities, residence is established by virtue of incorporation or formation, or having a place of effective management, in South Africa. Excluded from the definition of "resident" are persons who are, in terms of double taxation agreements entered into by South Africa not treated resident in South Africa.

        In principle, foreign dividends received by or accruing to South African residents are subject to tax. In terms of the Income Tax Act, 58 of 1962 ("the Tax Act") foreign dividends include dividends from non-resident companies and from resident companies to the extent that the dividend is declared from profits derived by the company before it became resident. Certain foreign dividends are exempt from tax, including:

  •
  foreign dividends declared by a company listed on a stock exchange licensed in South Africa to a shareholder who, together with connected persons of such resident, holds less than 10% of the equity share capital of the listed company if more than 10% of the equity share capital of the listed company at the time of declaration is held by South African residents;

  •
  foreign dividends to residents holding a certain minimum interest in the foreign company declaring the dividend;

  •
  foreign dividends declared out of profits that are subject to tax in the hands of the recipient of the dividend or profits that are subject to tax in South Africa; and

  •
  foreign dividends declared by a company out of profits which arose from dividends declared to such company by a South African resident company.

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

        Capital Gains Tax was introduced with effect from October 1, 2001 and has been introduced in the Income Tax Act 58 of 1962 by way of the incorporation of Schedule 8 therein ("Schedule 8"). Under Schedule 8, all natural persons, legal persons and trusts resident in South Africa would be liable to pay capital gains tax on the disposal of an asset. The definition of an asset is very wide and includes assets that are movable, immovable, corporeal or incorporeal but excludes certain limited items which are specifically excluded from the definition of an asset. Non-residents of South Africa will not be subject to capital gains tax except in respect of immovable property situated in South Africa or any interest or right in such immovable property and any assets of his/its permanent establishment through which a trade is being carried on in South Africa. Profits derived from the sale of South African shares held by non-residents as long-term investments will not be subject to capital gains tax in South Africa, provided that such shares are not an asset of the foreign investor's permanent establishment in South Africa, and that the foreign shareholder holds less than 20% in the company and less than 80% of the net asset value of the company is attributable to immovable property situated in South Africa. An ADS will be regarded as a share for the purpose of Capital Gains Tax in South Africa. The Treaty only permits the imposition of South African tax on capital gains of a United States resident seller from the sale of shares where such shares form part of the business property of a permanent establishment which the seller has in South Africa or pertain to a fixed base available to the seller in South Africa for the purpose of performing independent personal services. Companies will be liable to normal tax on 50% of the net capital gain. At the current corporate tax rate of 30%, the effective tax rate on net capital gains will therefore be 15%.

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

Secondary Tax on Companies ("STC")

        This tax is paid by South African companies at the flat rate of 12.5% in respect of the amount of dividends declared less all dividends which accrued to them (but subject to certain exclusions) during its relevant "dividend cycle". "Dividend cycle" means the period commencing on the date following the date of accrual to a company's shareholders of the last dividend declared by that company and ending on the date on which the dividend in question accrues to the shareholder concerned. When a company derives profits from sources within and outside South Africa, STC on dividends declared by that company is calculated on the amount which bears to the net amount of the dividend, the same ratio as the sum of the net annual profits derived from—

  •
  South African sources or deemed South African sources; and

  •
  foreign sources which are not exempt from tax by virtue of them being subject to tax at certain prescribed rates (27% in respect of non-capital gains and 13.5% in respect of capital gains) in designated countries; and

  •
  bears to its total net annual profits from all sources (which net annual profits exclude profits earned by way of dividends, other than taxable foreign dividends). An excess of dividends accruing to a company over dividends paid may be carried forward to subsequent dividend cycles as a STC credit.

        The imposition of STC effectively means that a dual corporate tax system exists in South Africa comprising a normal income tax and STC. Liability for STC is determined independently from normal income tax. Accordingly, a company without a normal tax liability may have a liability for STC, and vice versa, and may be liable for both normal tax and STC. Capitalisation shares awarded to shareholders as part of the equity share capital of a company by transferring reserves or undistributed profits to the company's equity share capital do not incur STC and it has become common practice for listed South African companies to offer capitalisation shares forming part of the equity share capital of a company in lieu of cash dividends. The capitalisation shares must carry the right to participate to an unlimited extent in the dividends or capital of the company in order to constitute equity share capital. However, any amount transferred from reserves (excluding any share premium account) or undistributed profits to the equity share capital of a company is, in principle, deemed to be profits available for distribution to shareholders and may constitute a dividend (ie be subject to STC) on a subsequent partial reduction or redemption of capital, or upon reconstruction or liquidation of the company. Capitalisation shares which do not qualify as equity shares and are awarded by a transfer of reserves or undistributed profits (other than the share premium account) are regarded as dividends and, as such, attract STC. Taxable foreign dividends generally do not serve to reduce a company's STC liability.

        A double taxation treaty between South Africa and the United States came into effect on December 15, 1997 and was promulgated under Government Notice R. 1721 (Government Gazette 18553).

United States

Introduction

        This section, which represents the views of Cravath, Swaine & Moore LLP, our US counsel, summarises the material US Federal income tax consequences to holders of our ordinary shares and ADSs as of the date of this Annual Report. The summary applies to you only if you hold our ordinary shares or ADSs, as applicable, as a capital asset for tax purposes (that is, for investment purposes). The summary does not cover US state or local or non-US law. This summary is based in part upon representations of the Depositary made to Sappi and the assumption that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms. In addition, this summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

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

US Federal Income Tax Consequences to US Holders

        ADSs.    In general, for US Federal income tax purposes, US Holders of ADSs will be treated as the beneficial owners of the ordinary shares underlying those ADSs.

        Distributions.    The gross amount of any distribution (other than in liquidation), including the fair market value of all distributions of ordinary shares whenever a holder may elect to receive cash distributions in lieu of ordinary share distributions, that you receive with respect to our ordinary shares or ADSs (before reduction for South African income tax, if any, withheld from such distributions) generally will be included in your gross income on the day on which you, in the case where you own ordinary shares, or the Depositary, in the case where you own ADSs, receive the distribution. This distribution will be taxed to you as a dividend (that is, ordinary income) to the extent such distribution does not exceed our current or accumulated earnings and profits, as calculated for US Federal income tax purposes ("E&P"). Under recently enacted legislation, dividends received by an individual US holder during taxable years before 2009 will generally be taxed at a maximum rate of 15%, provided certain holding period requirements and other conditions are satisfied. Dividends received by an individual US holder for taxable years after 2008 will be subject to tax at ordinary income rates. To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our ordinary shares or ADSs, as applicable, and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognised on a subsequent disposition of such ordinary shares or ADSs). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognised on a sale or exchange of our ordinary shares or ADSs, as applicable. See "—Sale or Other Disposition of Company Ordinary Shares and ADSs", below. Because we are not a US corporation, no dividends-received deduction will be allowed with respect to dividends paid by us.

        Distributions on the ordinary shares and ADSs are expected to be made by us in US dollars, to the extent necessary. In the event that distributions on the ordinary shares and ADSs are made by us in Rand, any dividends paid in Rand generally will be included in your gross income in a US dollar amount calculated by reference to the exchange rate in effect on the day you, in the case of ordinary shares, or the Depositary, in the case of ADSs, receive the dividend. It is anticipated that the Depositary will, in the ordinary course, convert Rand received by it as distributions on the ADSs into US dollars. To the extent that the Depositary does not convert the Rand into US dollars at the time that you are required to take the distribution into your gross income for US Federal income tax purposes, you may recognise foreign exchange gain or loss, taxable as ordinary income or loss, on the later conversion of the Rand into US dollars. The gain or loss recognised will generally be based upon the difference between the exchange rate in effect when the Rand are actually converted and the "spot" exchange rate in effect at the time the distribution is taken into account.

        Dividends paid by us will generally be treated as foreign source income for US foreign tax credit limitation purposes. Subject to certain limitations, US holders may elect to claim a foreign tax credit against their US Federal income tax liability for South African tax withheld (if any) from dividends received in respect of our ordinary shares or ADSs, as applicable. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us in respect of our ordinary shares or ADSs, as applicable, generally will be "passive income" or, in the case of certain types of US holders, "financial services income" and therefore any US tax imposed on these dividends cannot be offset by excess foreign tax credits that you may have from foreign source income not qualifying as passive income or financial service income, respectively. Additional limitations on the credit apply to individual US holders receiving dividends if the dividends are eligible for the 15% maximum tax rate on dividends described above. US holders that do not elect to claim a foreign tax credit may instead claim a deduction for South African tax withheld (if any).

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

  •
  under recently enacted legislation, long-term capital gains recognised by individual US holders during taxable years before 2009 will generally be taxed at a maximum rate of 15%;

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

        You may incur South African stamp duty or MST in connection with a subsequent registration of transfer of ordinary shares. See "-South Africa-Stamp Duty on the Shares". In such case, stamp duty or MST, as applicable will not be a creditable tax for US foreign tax credit purposes, but will be deductible. In the case of an individual US holder, such deduction will be subject to specified limits on the deductibility of investment expenses.

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

Backup Withholding and Information Reporting

        Payments and sale proceeds in respect of our ordinary shares or ADSs, as applicable, that are made in the United States or by a US related financial intermediary may be subject to US information reporting rules. You will not be subject to "backup" withholding of US Federal income tax provided that:

  •
  you are a corporation or other exempt recipient; or

  •
  you provide a taxpayer identification number (which, in the case of an individual, is his or her social security number) and meet other information reporting and certification requirements.

        If you are a non-US holder, you generally are not subject to information reporting and backup withholding, but you may be required to provide a certification of your non-US status in order to establish that you are exempt. You may be subject to information reporting and backup withholding if you sell your ordinary shares or ADSs through a US broker and you may be subject to information reporting, but not backup withholding if you sell your shares or ADSs through a broker with certain connections with the US.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The principal market risks (that is, the risk of loss arising from adverse changes in market rates and prices) to which Sappi is exposed are:

  •
  interest rates on interest bearing debt;

  •
  foreign exchange rates, generating translation and transaction gains and losses;

  •
  fair value fluctuations on financial instruments;

  •
  credit risk; and

  •
  commodity prices, affecting the cost of products.

        For a detailed description of interest rate risk, currency risk, credit risk, interest bearing debt, interest rate derivatives, fair values and foreign currency exchange, see note 33 to our Group annual financial statements included elsewhere in this Annual Report.

Commodity Price Risk

        The selling prices of the majority of products manufactured and purchase prices of many raw materials used generally fluctuate in line with commodity cycles. Prices of dissolving pulp generally follow those of paper pulp, although the cycle is generally less volatile. As a result, the sale of dissolving pulp also tends to act as a natural hedge for paper pulp. Our total pulp production capacity is over 100% of our total pulp requirements. However, there are differences between the types of pulp required in our paper making operations and the grades of pulp we produce, as well as regional differences. We are therefore a buyer as well as a seller of paper pulp. Other than maintaining a high level of pulp integration, no hedging techniques are applied. For a description of our level of pulp integration, see "Item 4—Information on the Company—The Pulp and Paper Industry—Pulp", "Item 4—Information on the Company—Business Overview—Sappi Fine Paper", "Item 4—Information on the Company—Business Overview—Supply Requirements" and "Item 5—Operating and Financial Review and Prospects—Operating Results-Markets". Despite our present relatively high level of pulp integration on a Group-wide basis, in the event of significant increases in the prices of pulp integration on a Group-wide basis, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

        As of the end of the period covered by this report (the "Evaluation Date") Sappi's management (with the participation of its Chief Executive Officer and Executive Director-Finance), conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, Sappi's chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by Sappi in reports it files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

        During the year under review a detailed examination was undertaken across the group of the effectiveness of the functioning of the group's internal controls, procedures and systems. Where weaknesses were identified, they were addressed. The review enabled us to further strengthen the group's controls. There has not been any material weakness or significant deficiency in the functioning of these controls, procedures and systems identified, based upon that review.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

        The Board has determined that Dr Deenadayalen Konar qualifies as an audit committee financial expert on the Audit Committee of Sappi Limited.

ITEM 16B CODE OF ETHICS

        We have adopted the Sappi Code of Ethics (the "Code") that applies to all of our employees, including our Chief Executive Officer, Executive Director-Finance and Group Financial Controller or controller (such officers, collectively, the "senior officers"). The Code, as it applies to our senior officers, is complemented by a Corporate Compliance Policy adopted by our Board of Directors regarding Ethics Guidelines for Senior Officers (the "Senior Officer Corporate Compliance Policy"). We believe the Code, as supplemented by our Senior Officer Corporate Compliance Policy, constitutes a "code of ethics" as defined in Item 16B of Form 20-F.

        We have filed a copy of the Code and the Senior Officer Corporate Compliance Policy as an exhibit.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Principal independent auditor fees paid for the year ended September 2003 were as follows:

US$ million
Audit—fees	4
Audit—related fees	—

Sub-total	4
Tax services	2
Other	—

6

PART III

ITEM 17. FINANCIAL STATEMENTS

        Sappi Limited is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

        The Group annual financial statements and schedules together with the Report of the Independent Auditors are included as the "F" pages to this Annual Report.

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
4.8
Credit Facility, dated July 11, 2001, among Sappi Papier Holding AG as borrower, Sappi International S.A. as guarantor, ABN AMRO Bank N.V., Citibank International plc and JP Morgan plc as lead arrangers, Citibank International plc as agent and various financial institutions as lenders, incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 30, 2002.
4.9
Asset Purchase Agreement between Potlatch Corporation and Northern Holdings LLC (renamed Sappi Cloquet LLC) dated March 18, 2001, incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 30, 2002.
4.10
Credit Facility, dated May 7, 2003, among Sappi Papier Holding AG as borrower, Sappi International S.A. as guarantor, Bank Austria Creditanstalt AG as mandated lead arranger and agent and various financial institutions as lenders.
6.1	Computation of Earnings Per Share, incorporated by reference to note 9 of the notes to the Group annual financial statements included elsewhere in this Annual Report.
7.1
An explanation of other ratios used in this Annual Report, incorporated by reference to Exhibit 7.1 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 30, 2002.
8.1	List of significant subsidiaries, incorporated by reference to "Item 4—Information on the Company—Organisational Structure" included elsewhere in this Annual Report.
11.1	Sappi Limited—Corporate Compliance Policies—Code Guidelines for Senior Officers.
12.1	Certification of Jonathan Leslie, Chief Executive Officer of Sappi Limited pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Donald Wilson, Executive Director—Finance of Sappi Limited pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1
Certification of Jonathan Leslie, Chief Executive Officer of Sappi Limited and Donald Wilson, Executive Director—Finance of Sappi Limited pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

SAPPI LIMITED
Date: December 19, 2003	By:	/s/ DONALD WILSON Donald Wilson Executive Director—Finance

SAPPI

Group Annual Financial Statements
Report of the Independent Auditors to the Board of Directors and Shareholders of Sappi Limited
Group Income Statements for the years ended September 2003, 2002 and 2001
Group Balance Sheets at September 2003 and 2002
Group Cash Flow Statements for the years ended September 2003, 2002 and 2001
Group Statements of Changes in Shareholders' Equity for the years ended September 2003, 2002 and 2001
Notes to the Group Annual Financial Statements
Group Annual Financial Statement Schedule
Schedule II—Valuation and Qualifying Accounts

REPORT OF THE INDEPENDENT AUDITORS
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SAPPI LIMITED

        We have audited the accompanying consolidated balance sheets of Sappi Limited and its subsidiaries as at September 2003 and 2002, and the related consolidated income statements, cash flow statements and statements of changes in shareholders' equity for the years ended September 2003, 2002 and 2001. Our audit also included the financial statement schedule (Schedule II—Valuation and Qualifying Accounts) attached to the consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

AUDIT OPINION

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sappi Limited and its subsidiaries at September 2003 and 2002 and the results of their operations and cash flows for the years ended September 2003, 2002 and 2001 in conformity with accounting principles generally accepted in South Africa. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        We draw your attention to the fact, as set forth under "Comparative figures" included in Note 2, the accompanying financial statements for the prior years presented have been restated.

        Accounting principles generally accepted in South Africa vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net profit for each of the three years in the periods ended September 2003, 2002 and 2001 and the determination of shareholders' equity at September 2003 and 2002, to the extent summarized in note 38 to the consolidated financial statements.

        As discussed in Note 3 to the consolidated financial statements, effective for the annual financial periods begininning on or after 1 January 2002, the company adopted the provisions of AC 430: "Reporting currency—Translation from measurement currency to presentation currency" which provides guidance on the measurement and presentation of financial statements when the financial statements are presented in a currency other than the measurement currency.

Deloitte & Touche
Registered Accountants & Auditors
Chartered Accountants
Johannesburg, South Africa
December 19, 2003

SAPPI

GROUP INCOME STATEMENT

for the years ended September 2003, 2002 and 2001

	note	2003	2002	2001
		(US$ million)
Sales		4,299	3,729	4,184
Cost of sales*		3,675	3,079	3,448

Gross profit		624	650	736
Selling, general and administrative expenses	4	338	261	290

Operating profit	5	286	389	446
Non-trading loss	6	27	17	207
Net finance costs	7	90	74	92

Profit before taxation		169	298	147
Taxation	8	20	78	9

Net profit for the year		149	220	138

Weighted average number of ordinary shares in issue (millions)		229.1	230.2	232.8
Basic earnings per share (US cents)	9	65	95	59
Diluted earnings per share (US cents)	9	64	94	59
Dividends per share (US cents)—declared after year end		29	28	26
* Included in Cost of sales are distribution costs of		363	296	304

SAPPI

GROUP BALANCE SHEET

at September 2003 and 2002

	note	2003	2002
		(US$ million)
Assets
Non-current assets		4,260	3,639
Property, plant and equipment	10	3,554	3,189
Plantations		450	298
Deferred taxation	11	41	6
Other non-current assets	12	153	115
Other financial assets	33	62	31
Current assets		1,575	1,094
Cash and cash equivalents		584	253
Trade and other receivables	13	282	278
Other financial assets	33	7	4
Prepaid income taxes		1	38
Inventories	14	701	521

Total assets		5,835	4,733

Equity and liabilities
Shareholders' equity		1,958	1,601
Ordinary share capital and share premium	15	793	572
Non-distributable reserves	16	299	227
Distributable reserves		866	802
Minority interest		—	2
Non-current liabilities		2,546	2,110
Interest-bearing borrowings	17	1,742	1,455
Deferred taxation	11	522	399
Other non-current liabilities	18	282	256
Current liabilities		1,331	1,020
Interest-bearing borrowings	17	170	120
Overdraft		163	97
Trade and other payables		889	709
Taxation payable		82	48
Provisions	19	27	46

Total equity and liabilities		5,835	4,733

SAPPI

GROUP CASH FLOW STATEMENT

for the years ended September 2003, 2002 and 2001

	note	2003	2002	2001
		(US$ million)
Cash retained from operating activities		451	450	543
Cash generated from operations	20	675	744	771
—(Increase) decrease in working capital	21	(79)	(42)	51

Cash generated from operating activities		596	702	822
—Finance costs paid		(143)	(126)	(156)
—Interest income		30	23	31
—Taxation received (paid)	22	33	(89)	(94)

Cash available from operating activities		516	510	603
—Dividends paid		(65)	(60)	(60)
Cash utilised in investing activities		(340)	(701)	(303)
Investment to maintain operations		(208)	(123)	(166)
—Replacement of non-current assets	23	(195)	(110)	(182)
—Proceeds on disposal of non-current assets	24	8	3	2
—Proceeds on disposal of businesses	25	—	—	2
—(Increase) decrease in investments and loans		(21)	(16)	12
Investment to expand operations		(132)	(578)	(137)
—Additions of non-current assets		(132)	(95)	(137)
—Acquisition of net assets	26	—	(483)	—
Cash effects of financing activities		147	13	(91)
Proceeds from interest-bearing borrowings		1,542	831	402
Repayment of interest-bearing borrowings		(1,351)	(769)	(380)
Increase (decrease) in other non-current liabilities		5	(14)	(8)
Redemption of minority interests		(7)	—	(1)
Share buybacks		(55)	(12)	(94)
Increase (decrease) in bank overdrafts		13	(23)	(10)

Net movement in cash and cash equivalents		258	(238)	149
Cash and cash equivalents at beginning of year		253	504	367
Translation effects		73	(13)	(12)

Cash and cash equivalents at end of year*		584	253	504

This Cash Flow Statement complies with IAS 7.
Note: Cash interest paid		152	122	153

*
Cash and cash equivalents comprises cash on hand and balances with banks.

SAPPI

GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for the years ended September 2003, 2002 and 2001

	Number of ordinary shares	Ordinary share capital	Share premium	Ordinary share capital and share premium	Non- distributable reserves	Distributable reserves	Total
	(US$ million)
Balance—September 2000—As reported	239.1	105	1,832	1,937	(894)	575	1,618
Change in accounting policy	—	(72)	(942)	(1,014)	1,014	—	—

Balance—September 2000	239.1	33	890	923	120	575	1,618
Net profit for the year	—	—	—	—	—	138	138
Transfer from distributable reserves	—	—	—	—	7	(7)	—
Foreign currency translation reserve	—	(6)	(160)	(166)	49	(1)	(118)
Gain on revaluation of hedging instruments	—	—	—	—	—	11	11
Deferred tax arising on gain on revaluation of hedging instruments	—	—	—	—	—	(3)	(3)
Dividends—US$0.25 per share*	—	—	—	—	—	(60)	(60)
Share buybacks less transfers to Sappi Limited Share Incentive Trust	(9.6)	(1)	(82)	(83)	—	—	(83)

Balance—September 2001	229.5	26	648	674	176	653	1,503
Net profit for the year	—	—	—	—	—	220	220
Transfer from distributable reserves	—	—	—	—	10	(10)	—
Foreign currency translation reserve	—	(4)	(98)	(102)	41	(1)	(62)
Gain on revaluation of hedging instruments	—	—	—	—	—	12	12
Deferred tax arising on gain on revaluation of hedging instruments	—	—	—	—	—	(4)	(4)
Loss on revaluation of hedging instruments	—	—	—	—	—	(6)	(6)
Deferred tax arising on loss on revaluation of hedging instruments	—	—	—		—	1	1
Dividends—US$0.26 per share*	—	—	—	—	—	(60)	(60)
Share buybacks less transfers to Sappi Limited Share Incentive Trust	0.7	—	—	—	—	(3)	(3)

Balance—September 2002	230.2	22	550	572	227	802	1,601
Net profit for the year	—	—	—	—	—	149	149
Transfer from distributable reserves	—	—	—	—	4	(4)	—
Foreign currency translation reserve	—	10	258	268	68	(1)	335
Gain on revaluation of hedging instruments	—	—	—	—	—	5	5
Deferred tax arising on gain on revaluation of hedging instruments	—	—	—	—	—	(5)	(5)
Loss on revaluation of hedging instruments	—	—	—	—	—	(20)	(20)
Deferred tax arising on loss on revaluation of hedging instruments	—	—	—	—	—	6	6
Dividends—US$0.28 per share*	—	—	—	—	—	(65)	(65)
Share buybacks less transfers to Sappi Limited Share Incentive Trust	(3.3)	—	(47)	(47)	—	(1)	(48)

Balance—September 2003	226.9	32	761	793	299	866	1,958

Note reference:				15	16

*
Dividends relate to the previous financial year's earnings but were declared subsequent to year end.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS

1.     BUSINESS

        Sappi Limited, a corporation organised under the laws of the Republic of South Africa (the "Company" and, together with its consolidated subsidiaries, "Sappi" or the "Group"), was formed in 1936 and is a major, vertically integrated international pulp and paper producer. Sappi is the world's largest producer of coated fine paper and dissolving pulp. The Group has manufacturing facilities in eight countries, on three continents, and customers in over 100 countries across the globe.

        The Group is composed of its Sappi Fine Paper and Sappi Forest Products business units. Sappi Trading operates a trading network for the international marketing and distribution of our products outside our core operating regions of North America, Europe and southern Africa. Sappi Papier Holding GmbH owns the Group's fine paper business in Europe and North America, and the trading business in Hong Kong. The worldwide activities of the fine paper Group were co-ordinated from the Sappi Fine Paper offices in London. Sappi Forest Products, based in South Africa, produces commodity paper products, pulp and forest and timber products for southern Africa and export markets.

2.     ACCOUNTING POLICIES

Basis of preparation

        These financial statements have been prepared in conformity with South African Statements of Generally Accepted Accounting Practice (SA GAAP). (Refer to note 38 for a summary of the material differences between SA GAAP and United States Generally Accepted Accounting Principles). The principal accounting policies of the group have been applied consistently with the previous year, except for the change set out in note 3. The financial statements are prepared on the historical cost basis, except for certain financial instruments which are recorded at fair value.

        The Group reports in US Dollars to facilitate a better understanding of its results, since the majority of its sales are in US Dollars and the US Dollar is the major currency of the paper and pulp industry. Sappi Limited, the holding company, reports in South African Rands (its functional currency). The measurement currency reflects the economic substance of the underlying events and circumstances of the enterprise.

Critical accounting policies and estimates

        The preparation of financial statements in conformity with SA GAAP requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial techniques. The group constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate. Historically, actual results have not significantly deviated from those determined using the estimates described above, except for post-employment benefits. The group believes that the following accounting policies are critical due to the degree of estimation required.

        Post employment benefits.    The Group accounts for its pension benefits and its other post retirement benefits using actuarial models. These models use an attribution approach that generally spreads individual events over the service lives of the employees in the plan. Examples of "events" are changes in actuarial assumptions such as discount rate, expected long-term rate of return on plan assets, and rate of compensation increases. The principle underlying the required attribution approach is that employees render service over their service lives on a relatively consistent basis and, therefore, the income statement effects of pension benefits or post retirement healthcare benefits are earned in, and should be expensed in the same pattern.

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

        In order to assess if there is any impairment, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the carrying amount exceeds the recoverable amount (being the greater of the discounted expected future cash flows and the net selling price of the asset) of the asset, we will recognise an impairment loss for the difference. Considerable management judgement is necessary to estimate discounted future cash flows. Accordingly, actual outcomes could vary significantly from such estimates. Factors such as changes in the planned use of machinery or equipment or closing of facilities or lower than anticipated sales for products could result in shortened useful lives or impairment. These changes can have either a positive or negative impact on our estimates of impairment and can result in additional charges. In addition, further changes in the economic and business environment can impact our original and ongoing assessments of potential impairment.

        Plantations.    We state our plantations at the lower of cost less depletions and realisable value. Cost includes all expenditure incurred on acquisition, forestry development, establishment and maintenance of plantations, and finance charges. Depletions include the cost of timber felled, including finance charges, which is determined on the average method, plus amounts written off standing timber to cover loss or damage caused, for example, by fire, disease and stunted growth. Assumptions and estimates are used in the recording of plantation cost and depletion. Changes in the assumptions or estimates used in these calculations may affect the group's results, in particular, plantation and depletion costs. (Refer further to Note 38.)

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

        Hedge accounting for financial instruments.    For the purposes of hedge accounting, we classify hedges into two categories: (a) fair value hedges which hedge the exposure to changes in the fair value of a recognised asset or liability; and (b) cash flow hedges, which hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

        In relation to fair value hedges, which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument to fair value is recognised immediately against income. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised against income. The designation of a derivative instrument as a fair value hedge in this manner can affect our reported net income.

        In relation to cash flow hedges, which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders' equity and the ineffective portion is recognised in income. The gains or losses, which are recognised directly in shareholders' equity, are transferred to income in the same period in which the hedged transaction affects income. The designation of a derivative instrument as a cash flow hedge in this manner can also materially affect our reported net income.

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

        The establishment of the provisions requires significant judgement by management related to the amounts to be recorded and the likelihood of future payment. If the amounts vary from these initial estimates the provisions may be revised materially, up or down, based on the facts.

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

        All significant intercompany profits, transactions and balances have been eliminated.

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

Goodwill

        Goodwill arising on consolidation represents the excess of the cost of acquisition over the group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. Goodwill is recognised as an asset and amortised on a straight-line basis following an assessment of its foreseeable life. The goodwill which arose on the buy-out of minorities is being amortised over a period of 20 years.

        On disposal of a subsidiary, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

Fiscal year

        The Group's financial years end on the Sunday closest to the last day of September. These financial years ended on September 28, 2003 ("year ended September 2003"), September 29, 2002 ("year ended September 2002") and September 30, 2001 ("year ended September 2001").

Property, plant and equipment

        Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses.

        Cost includes all costs incurred to bring the plant to the location and condition for its intended use and includes financing costs, up to the date of commissioning.

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

Software development costs

        Internal and external costs incurred in the planning or conceptual development of software for internal use are expensed as incurred.

        Once the planning or conceptual development of software has been achieved, and the project has reached the application or development stage, the following costs are capitalised: external direct costs of materials and services used in the project; payroll and payroll-related costs for employees who are directly associated with and who devote time to the project (to the extent of the time spent directly on the project); and interest cost incurred in the development of the project. The capitalised software costs are amortised on a straight-line basis from the date of commissioning over its expected useful life with a maximum of 5 years.

        Training and routine maintenance costs are expensed as incurred.

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

        A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years. For goodwill, a recognised impairment loss is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur and the increase relates clearly to the reversal of the effect of that specific event.

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

Taxation

        Income tax expense represents the sum of current and deferred tax. Income tax is recognised in the income statement, except to the extent that it relates to items recorded directly in equity, in which case it is recognised in equity.

        The charge for current tax is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been or substantively enacted at balance sheet date.

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

Financial statements of entities reporting in currencies other than the US Dollar

        The financial statements are translated to US Dollars as follows:

        —Assets and liabilities at rates of exchange ruling at balance sheet date.

        —Income, expenditure and cash flow items at average rates.

        Differences arising from the translation of the opening net investment at the rates ruling at balance sheet date and income and expenditure at average rates are taken directly to reserves.

        The Group used the following exchange rates for financial reporting purposes:

	Rate at
Selected currencies	September 2003	September 2002	September 2001	September 2000	September 1999
ZAR to one US$	7.1288	10.5400	8.9386	7.2240	6.0000
GBP to one US$	0.6035	0.6427	0.6796	0.6869	0.6073
EUR to one US$	0.8715	1.0216	1.0909	1.1393	0.9551
	Average annual rate
	September 2003	September 2002	September 2001	September 2000	September 1999
ZAR to one US$	8.3300	10.5393	7.9574	6.5472	6.0122
GBP to one US$	0.6243	0.6800	0.6945	0.6371	0.6122
EUR to one US$	0.9256	1.0884	1.1293	1.0288	0.9069

Environmental expenditures and liabilities

        Environmental expenditures that pertain to current operations or relate to future revenues are expensed or capitalised consistent with the company's capitalisation policy. Expenditures that result from the remediation of an existing condition caused by past operations, and do not contribute to current or future revenues, are expensed. Environmental accruals are recorded based on current interpretation of environmental laws and regulations when it is probable that a liability has been incurred and the amount of such liability can be reliably estimated. Amounts accrued do not include third-party recoveries. Liabilities are recognised for remedial activities when the clean-up is probable and the cost can be reliably estimated. All available information is considered including the results of remedial investigation/feasibility studies ("RI/FS"). In evaluating any disposal site environmental exposure, an assessment is made of the company's potential share of the remediation costs by reference to the known or estimated volume of the company's waste that was sent to the site and the range of costs to treat similar waste at other sites if a RI/FS is not available.

Revenue recognition

        Revenue is the net sales value of all products sold to third parties after the deduction of rebates (trade discounts) and customer returns (which generally relate to damaged goods, incorrect product specifications and quality issues); and excludes value added tax.

        Revenue is recognised when risks and rewards of ownership have been transferred to the customer, costs can be measured reliably and receipt of the future economic benefits is probable. Transfers of risks and rewards vary depending on the individual terms of the contract of sale. For the majority of domestic and regional shipments, transfer occurs at the point of offloading the shipment into the customer warehouse, whereas for the majority of overseas shipments transfer occurs at the point of loading the deep sea vessel.

        Shipping and handling costs, such as freight to our customers' destinations, are included in Cost of Sales in the consolidated income statement. These costs, when included in the sales price charged for our products, are recognized in net sales.

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

Cash and cash equivalents

        Cash and cash equivalents are stated at cost which approximate fair value due to the short-term nature of these instruments.

Trade and other payables

        Trade and other payables are stated at cost.

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

        For the purposes of hedge accounting, hedges are classified into two categories: (a) fair value hedges which hedge the exposure to changes in the fair value of a recognised asset or liability; and (b) cash flow hedges, which hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction. Hedges of a net investment in a foreign entity are accounted for in a similar manner as is done for cash flow hedges.

        In relation to fair value hedges which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument to fair value is recognised immediately against income. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised against income.

        In relation to cash flow hedges and hedges of a net investment in a foreign entity which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders' equity and the ineffective portion is recognised against income. For cash flow hedges and hedges of a net investment in a foreign entity affecting future transactions, the gains or losses which are recognised in shareholders' equity are transferred to income in the same period in which the hedged transaction affects income. Where the hedged transaction results in the recognition of an asset or a liability, then at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in shareholders' equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

Employee benefits

Post employment benefits—pensions

        The policy of the Group is to provide retirement benefits for its employees.

        The Group's contributions to defined contribution plans in respect of service during a particular period are recognised as an expense in that period.

        The projected unit credit method is used in determining the present value of the defined benefit obligation and related current service cost. The current service cost in respect of defined benefit plans is recognised as an expense in the current period. Experience adjustments, the effects of changes in actuarial assumptions and plan amendments in respect of existing employees in defined benefit plans are recognised as an expense or income over the expected remaining working lives of those employees where the cumulative amount exceeds 10% of the greater of the fair value of the plan assets and the present value of the defined benefit obligation. Past service costs are recognised over the vesting period of those benefits. The effects of plan amendments in respect of retired employees in defined benefit plans are measured at the present value of the effect of the amendments and recognised as an expense or income. An asset is only recognised to the extent that the Group is able to get a refund or contribution holiday.

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

Segment reporting

        The primary business segments are Sappi Fine Paper and Sappi Forest Products. On a secondary segment basis, significant geographic regions have been identified based on the location of assets. The basis of segment reporting is representative of the internal structure used for management reporting.

Comparative figures

        Comparative figures have been regrouped or reclassified where necessary to give a more appropriate comparison. Cash and overdraft have been restated to gross up amounts previously set-off where no legal right of set-off existed. The impact thereof was to increase both cash and overdraft by US$130 million as at September 2003 (September 2002: US$92 million). As a result, the cash flow statements for the years ended September 2003, September 2002 and 2001, have also been restated. Certain other restatements are detailed in the relevant notes. There has been no impact on previously reported net income.

3.     CHANGES IN ACCOUNTING POLICIES

        During the year the Group adopted the following new standard. Comparative figures have been restated accordingly.

Reporting Currency—Translation from measurement currency to presentation currency: AC 430

        The adoption of this statement changed the translation of equity items other than the net profit or loss for the year to closing rates existing at the date of each balance sheet presented. Previously these equity items were translated at specific rates. The differences in the exchange rates used are included directly in equity and there is no impact on the income statement. There are no taxation effects as a result of this change in accounting policy.

        The effects of this change in accounting policy on shareholders' equity is as follows:

	Increase (decrease)
	2003	2002	2001	2000 and prior years
	(US$ million)
Ordinary share capital	10	(4)	(6)	(72)
Share premium	258	(98)	(160)	(942)
Non-distributable reserves	(267)	103	167	1,014
Distributable reserves	(1)	(1)	(1)

Shareholders' equity	—	—	—	—

4.     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	2003	2002	2001
	(US$ million)
Selling expenses*	134	119	108
Administrative expenses	170	139	167
Other general expenses	34	3	15

	338	261	290

*
In prior years, a portion of the delivery costs was included in selling, general and administrative expenses. Management have changed their practice for allocating delivery charges. As a result, all delivery charges are included under cost of sales. The effect is to increase cost of sales and decrease selling, general and administrative expenses by US$87 million for the year ended September 2003 (September 2002: US$71 million; September 2001: US$73 million).

5.     OPERATING PROFIT

        Operating profit is arrived at after taking into account the items detailed below:

	2003	2002	2001
	(US$ million)
Leasing charges for premises	20	13	15
Leasing charges for plant and equipment on operating leases	42	39	41
Remuneration paid other than to bona fide employees of the company in respect of:	32	21	48
—technical services	13	6	22
—administration services	19	15	26
Auditors' remuneration paid to Deloitte & Touche:	6	6	5
—fees for audit and audit related services	4	3	3
—fees for other services	2	3	2
Research and development costs	19	20	20
Employee costs	837	692	707

6.     NON-TRADING LOSS

	2003	2002	2001
	(US$ million)
Profit on sale of business	—	—	(2)
(Profit) loss on sale of property, plant and equipment	(1)	3	2
Restructuring costs	(1)	(7)	3
Mill closure costs	(3)	9	183
Asset impairments*	32	4	6
Deferred finance costs written off on early settlement of loans	—	—	9
Debenture redemption costs	—	10	—
Other	—	(2)	6

	27	17	207
Attributable tax	(11)	(7)	(77)

	16	10	130

*
Includes related inventory.

7.     NET FINANCE COSTS

	2003	2002	2001
	(US$ million)
Gross interest and other finance costs	150	119	157
Net foreign exchange gains	(1)	(4)	(1)
Net (gain) loss on marking to market of financial instruments	(6)	11	—
Interest received	(30)	(23)	(31)
Interest capitalised	(23)	(29)	(33)

	90	74	92

Gross interest capitalised	52	34	45
Excess interest cost over recoverable amount—charged against net finance costs	(29)	(5)	(12)

Interest capitalised	23	29	33
Amortisation of previously capitalised interest—charged against operating profit	(22)	(14)	(15)

Net interest capitalised	1	15	18

8.     TAXATION

	2003	2002	2001
	(US$ million)
Current taxation:
—Current year	37	40	65
—Prior year (over) under provision	(28)	(2)	19
—Other company taxes	21	14	4
Deferred taxation: (refer note 11)
—Current year	(64)	21	(58)
—Prior year	54	5	(18)
—Attributable to a reduction in the taxation rate	—	—	(3)

	20	78	9

Due to the utilisation of previously unrecognised taxation assets, the taxation expense for the year has been reduced by:	75	11	28

Reconciliation of the taxation rate:	%	%	%
South African statutory taxation rate	30.0	30.0	30.0
Foreign taxation rate differential	(17.9)	(7.5)	(17.1)

Average statutory taxation rate	12.1	22.5	12.9
Non-deductible expenses (non-taxable income)	14.2	(2.5)	(18.2)
Effect of reduction in taxation rates	—	—	(2.1)
Deferred taxation asset not recognised	12.2	7.0	30.4
Utilisation of previously unrecognised taxation assets	(44.2)	(3.7)	(19.0)
Other taxes	2.3	1.9	1.0
Prior year under provision	15.3	0.9	1.2

Average effective taxation rate	11.9	26.1	6.2

Unutilised secondary tax on company (STC) taxation credits	300	203	322

9.     EARNINGS PER SHARE

Earnings per share (EPS)

        EPS is based on the Group's net profit divided by the weighted average number of shares in issue during the year under review.

	2003			2002			2001
	Net profit	Shares	Per share	Net profit	Shares	Per share	Net profit	Shares	Per share
	(US$ million)	(millions)	(US cents)	(US$ million)	(millions)	(US cents)	(US$ million)	(millions)	(US cents)
Basic EPS	149	229.1	65	220	230.2	95	138	232.8	59
Share options under Sappi Limited Share Incentive Trust	—	2.4	—	—	3.2	—	—	2.4	—

Diluted EPS	149	231.5	64	220	233.4	94	138	235.2	59

        The diluted EPS calculations exclude the effect of certain share options granted under the Sappi share incentive scheme as they would be anti-dilutive.

        Anti-dilutive elements are excluded from diluted EPS. 0.5 million (September 2002: 2.1 million; September 2001: 15.2 million) number of share options and convertible guaranteed notes (September 2002 and 2001 only) were not included in the weighted average number of shares as they would have been anti-dilutive for the periods presented.

10.   PROPERTY, PLANT AND EQUIPMENT

	2003	2002
	(US$ million)
Land and buildings
At cost	1,180	1,002
Depreciation	520	413

	660	589

Plant and equipment
At cost	5,530	4,650
Depreciation	2,914	2,324

	2,616	2,326

Capitalised leased assets
Plant and equipment at cost	727	616
Depreciation	449	342

	278	274

Aggregate cost	7,437	6,268
Aggregate depreciation	3,883	3,079

Aggregate book value	3,554	3,189

        The movement on property, plant and equipment is reconciled as follows:

	2003
					2002
	Land and Buildings	Plant and Equipment	Capitalised leased assets
				Total	Total
	(US$ million)
Net book value at beginning of year	589	2,326	274	3,189	2,890
Additions	8	287	1	296	180
Acquired on acquisition of Cloquet	—	—	—	—	437
Interest capitalised	—	2	—	2	1
Disposals	—	(7)	—	(7)	(6)
Depreciation	(32)	(288)	(32)	(352)	(310)
Impairment (including Westbrook closure)	—	(22)	—	(22)	(4)
Translation difference	95	318	35	448	1

Net book value at end of year	660	2,616	278	3,554	3,189

        Details of land and buildings are available at the registered offices of the respective companies (refer note 27 for details of encumbrances).

11.   DEFERRED TAXATION

	2003		2002
	Assets	Liabilities	Assets	Liabilities
	(US$ million)
Current:
Other liabilities, accruals and prepayments	2	(60)	2	53
Inventory	—	(11)	—	2

Current deferred taxation asset (liability)	2	(71)	2	55

Non-current:
USA alternative minimum taxation credit carry forward	—	15	—	36
Taxation loss carry forward	120	308	58	219
Accrued and other liabilities	16	42	7	61
Property, plant and equipment	(2)	(499)	26	(476)
Plantations	(10)	(124)	(6)	(83)
Other—assets	6	23	1	52
Other—liabilities	1	(119)	—	(125)

Non-current deferred taxation asset (liability)	131	(354)	86	(316)

Sub total	133	(425)	88	(261)
Deferred taxation assets not recognised	(92)	(97)	(82)	(138)

Total	41	(522)	6	(399)

Net deferred taxation liability		(481)		(393)

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

        The unrecognised deferred taxation assets relate to the following:

	2003	2002
	(US$ million)
Deductible temporary differences	55	99
Taxation losses	134	121

	189	220

The unrecognised taxation losses are split as follows by country of origin:
Belgium	1	35
Germany	—	7
United Kingdom	49	49
Southern Africa	17	3
Austria	67	27

	134	121

        The unrecognised taxation losses shown above do not have an expiration date as at September 2003.

        The following table shows the movement in the unrecognised deferred taxation assets for the year:

	2003	2002
	(US$ million)
Opening balance	(220)	(213)
Unrecognised deferred taxation assets utilised during the current year	63	3
Movement in foreign exchange rates	(32)	(10)

Closing balance	(189)	(220)

  Reconciliation of net deferred taxation liability:

	2003	2002
	(US$ million)
Net deferred taxation liability at beginning of year	(393)	(381)
Deferred taxation charge for the year (refer note 8)	10	(26)
Amounts charged directly to equity	1	(4)
Translation differences	(99)	18

Net deferred taxation liability at end of year	(481)	(393)

12.   OTHER NON-CURRENT ASSETS

	2003	2002
	(US$ million)
Patents	6	8
Goodwill	4	—
Loan to executive share purchase trust participants	16	10
Unlisted and other investments (including equity accounted investments)* and other loans**	76	73
Post-employment benefits—pension asset (refer note 30)	46	21
Other	5	3

	153	115

Patents are recorded net of accumulated amortisation of	15	13

*
Significant associate.
**
Unlisted investments and other loans are stated at cost which approximates directors' valuation.

        In 1998, a subsidiary holding our interests in timberlands located in Maine and certain equipment and machinery were sold to a third party timber company, Plum Creek, in exchange for cash of US$3 million and three promissory notes receivable in the aggregate amount of US$171 million. A special purpose entity, in which we indirectly hold 90% of the equity, acquired the notes receivable from the company in exchange for a note of US$156 million and an equity contribution. The special purpose entity repaid us the note of US$156 million, which it funded through the issue of notes payable to a consortium of institutional investors, pledging the Plum Creek notes as collateral. The qualifying special purpose entity is bankruptcy remote and serves to protect the investors in the notes from any credit risk relating to Sappi Limited by isolating cash flows from the Plum Creek notes receivable. The structure was set up to borrow using the promissory notes as collateral in a manner that would not result in either debt or the Plum Creek notes being reflected on our balance sheet. This would not be the case if we monetised the promissory notes through an issuance of secured notes directly or by an entity that was required to be consolidated in our financial statements under the applicable accounting principles.

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

        The entity is not consolidated in our financial statements because we have taken the position that it is controlled by an unrelated investor which has sufficient equity capital at risk to support such a position. Our investment of US$21 million (September 2002: US$24 million) in the entity is included in our financial statements on an equity-accounted basis. This is the maximum amount of our exposure to any possible loss and we have no funding commitments for the entity.

13.   TRADE AND OTHER RECEIVABLES

	2003	2002
	(US$ million)
Trade accounts receivable, gross	165	187
Allowance for doubtful debts	26	17

Trade accounts receivable, net	139	170
Prepayments and other receivables	143	108

	282	278

        Prepayments and other receivables primarily represent prepaid insurance, prepaid rent and other sundry receivables.

        Below is a discussion of the Trade Receivables Securitisation programme:

        To improve our cash flows in a cost-effective manner, we sell between 86% and 90% of our eligible trade receivables on a non-recourse basis to special purpose entities ("SPEs") that are owned and controlled by third party financial institutions. These SPEs are funded in the Commercial Paper market. For the purpose of liquidity requirements, banks with a short term Standard & Poor ("S&P") rating of A1 provide a standby liquidity facility to meet these liquidity needs. In the event that such a bank is downgraded, a replacement bank with a rating of A1 needs to be appointed to ensure continuity of the securitisation programme. These SPEs are not limited to transactions with us but securitise assets on behalf of their sponsors for a diverse range of unrelated parties. We have a servicing agreement with the entities acquiring our receivables, acting as agent for the collection of cash and administration of the trade receivables sold.

        We retain some of the economic risk in the receivables we transfer to these entities via first tier loss provisions, which limits our loss exposure on the receivables to a predetermined amount. To this extent, the receivables remain on our balance sheet. As at September 2003 this amounted to US$63 million (September 2002: US$58 million). We have no obligation to repurchase any receivables which may default and do not guarantee the recoverability of any amounts over and above the first tier loss provisions mentioned above. The total amount of trade receivables sold at the end of September 2003 amounted to US$450 million (September 2002: US$365 million). Details of these securitisation programmes at the end of fiscal 2003 and 2002 are disclosed in the tables below.

        If these securitisation facilities were to be terminated, we would discontinue further sales of trade receivables and would not incur any losses in respect of receivables previously sold in excess of our first tier loss amounts. There are a number of events which may trigger termination of the facility, amongst others, an unacceptable amount of defaults; terms and conditions of the agreements not being met; or breaches of various credit insurance ratios. The impact on liquidity varies according to the terms of the agreement; generally however, future trade receivables would be recorded on balance sheet until a replacement agreement was entered into.

        An allowance for doubtful debts has been recorded for any trade receivables which may be uncollectable.

        Details of these securitisation facilities at September are set out below:

Bank	Currency	Value	Facility	Discount charges
2003
ABN-Amro	US$	US$175 million	US$205 million	Linked to 1 month US$ LIBOR
Creditanstalt	EUR	EUR 127 million	EUR 140 million	Linked to 3 month EURIBOR
State Street Bank	EUR	EUR 54 million	EUR 100 million	Linked to 1 month EURIBOR
State Street Bank	US$	US$67 million	US$100 million	Linked to 1 month LIBOR
2002
ABN-Amro	US$	US$127 million	US$205 million	Linked to 1 month US$ LIBOR
Creditanstalt	EUR	EUR 130 million	EUR 140 million	Linked to 3 month EURIBOR
State Street Bank	EUR	EUR 59 million	EUR 100 million	Linked to 1 month EURIBOR
State Street Bank	US$	US$54 million	US$100 million	Linked to 1 month LIBOR

Refer to note 33 for further details on credit risk.

14.   INVENTORIES

	2003	2002
	(US$ million)
Raw materials	121	92
Work in progress	59	51
Finished goods	342	228
Consumable stores and spares	179	150

	701	521

        Included in the above are raw materials of US$6 million (September 2002: US$2 million), work in progress of US$13 million (September 2002: US$13 million), finished goods of US$58 million (September 2002: US$42 million) and consumable stores of US$23 million (September 2002: US$22 million) which has been written down to net realisable value.

15.   ORDINARY SHARE CAPITAL AND SHARE PREMIUM

	2003	2002
	(US$ million)
Authorised share capital:
325,000,000 (September 2002: 325,000,000) shares of R1 each
Issued share capital:
239,071,892 (September 2002: 239,071,892) shares of R1 each	32	22
Share premium	761	550

	793	572

        Included in the issued ordinary shares above are 12,228,791 (September 2002: 8,894,437) shares held as treasury shares by Group entities, including the Sappi Limited Share Incentive Trust (the "Trust"). These may be utilised to meet the requirements of the Trust.

        The movement in the number of treasury shares is set out in the table below:

	Number of shares
Treasury shares at beginning of year (including Trust shares)	8,894,437	9,586,124
Share buy-backs	4,204,999	1,102,679
Treasury shares issued to participants of the Trust	(870,645)	(1,794,366)

Treasury shares at end of year	12,228,791	8,894,437

        Under the authority granted at the annual general meeting of the company's shareholders held on 3 March 2003, the company's directors were authorised to issue the balance of unissued shares to such person or persons on such terms and conditions as they may determine. The authority expires at the next annual general meeting, unless renewed thereat.

        Sappi has a general authority to purchase its shares up to a maximum of 10% of the issued ordinary share capital in any one financial year. This is in terms of the annual general meeting of shareholders on 3 March 2003. The general authority is subject to the Listings Requirements of the JSE Securities Exchange South Africa and the Companies Act No. 61 of 1973 of South Africa, as amended.

        In terms of the rules of the Trust, the maximum number of shares which may be acquired by the Trust are calculated at 7.5% of Sappi Limited's entire issued ordinary share capital from time to time. At present the amount that can be allocated is 17,930,392 (September 2002: 17,930,392) shares. Since March 1994, 8,803,544 (September 2002: 7,875,844) shares have been allocated to participants and paid for and 8,819,529 (September 2002: 7,964,410) shares have been allocated to participants and not yet paid for. Shares allocated and accepted more than ten years ago may be added back to the number of shares that the Trust may acquire.

        The net after tax loss on sale of treasury shares to participants written off against share premium for September 2003 was minimal (September 2002: US$1 million).

16.   NON-DISTRIBUTABLE RESERVES

	2003	2002
	(US$ million)
Reduction in capital arising from the transfer of share premium under a special resolution dated 14 April 1975	1	1
Capitalisation of distributable reserves	38	33
Legal reserves in subsidiaries	68	53
Foreign currency translation reserve	192	140

	299	227

        The amounts recorded as "Capitalisation of distributable reserves" and "Legal reserves in subsidiaries" represent equity of the company that is not available for distribution as a result of appropriations of equity by subsidiaries and legal requirements, respectively.

17.   INTEREST-BEARING BORROWINGS

	2003	2002
	(US$ million)
Secured borrowings
—Mortgage and pledge over certain assets (refer note 27 for details of encumbered assets)	212	231
—Capitalised lease liabilities (refer note 27 for details of encumbered assets)	78	73

Total secured borrowings	290	304
Unsecured borrowings	1,622	1,271

Total borrowings (refer note 33)	1,912	1,575
Less: Current portion included in current liabilities	170	120

	1,742	1,455

        The repayment profile of the interest-bearing borrowings is as follows:

	2003	2002
	(US$ million)
Payable in the year ended September:
2003	—	120
2004	170	91
2005	243	102
2006	98	325
2007	45	40
2008 (September 2002: Thereafter)	48	897
Thereafter	1,308	—

	1,912	1,575

Capitalised lease liabilities

        Capital (finance) leases are primarily for plant and equipment. Lease terms generally range from 5 to 10 years with options to make early settlements or renew at varying terms. At the time of entering into capital lease agreements, the commitments are recorded at their present value using applicable interest rates. As of September 2003, the aggregate amounts of minimum lease payments and the related imputed interest under capitalised lease contracts payable in each of the next five financial years and thereafter are as follows:

	2003			2002
	Minimum Lease Payments	Interest	Present value of minimum lease payments	Present value of minimum lease payments
	(US$ million)
Payable in the year ended September:
2003	—	—	—	26
2004	44	(12)	32	17
2005	33	(8)	25	15
2006	22	(3)	19	13
2007	2	(1)	1	1
2008 (September 2002: Thereafter)	2	(1)	1	1

Total future minimum lease payments	103	(25)	78	73

        Set out below are details of the more significant non-current interest-bearing borrowings in the Group at September 2003.

	Currency	Interest rate	Outstanding value	Security	Expiry	Financial covenants
Redeemable bonds
Public bond	US$	Fixed (swapped into variable)	US$486 million(2,3,5,6)	Unsecured	June 2012	No financial covenants
Public bond	US$	Fixed (swapped into variable)	US$243 million(2,3,5,6)	Unsecured	June 2032	No financial covenants
Town of Skowhegan/Michigan Strategic Fund/City of Westbrook	US$	Fixed	US$107 million(1)	Land and Buildings	January 2022	No financial covenants
Capitalised leases
Sapned Trust Nedbank	ZAR	Variable linked to JIBAR	ZAR161 million(1)	Plant and equipment	March 2005	No financial covenants
First National Bank	ZAR	Variable linked to JIBAR	ZAR358 million(1)	Plant and equipment	September 2006	No financial covenants
First National Bank	ZAR	Fixed	ZAR21 million(1)	Leased assets	December 2007	Net finance cost cover ratio and debt equity ratio(4)
Secured bank term loans
ABSA	ZAR	Fixed (swapped into variable)	ZAR 147 million(1)	Plant and equipment	August 2005	Net finance cost cover(4)

(1)
The value outstanding equals the total facility available.
(2)
In terms of the agreement, limitations exist on liens, sale and leaseback transactions and mergers and consolidation. Sappi Limited must maintain a majority holding in Sappi Papier Holding GmbH Group.
(3)
Sappi Papier Holding GmbH, Sappi Limited or Sappi International SA may at any time redeem the June 2012 and 2032 public bonds (the "Securities") in whole or in part at a redemption price equal to the greater of (i) 100% of the principal amount of the Securities to be redeemed and (ii) a make-whole amount based upon the present values of remaining payments at a rate based upon yields of specified US treasury securities plus 25 basis points, with respect to the 2012 Securities, and 30 basis points, with respect to the 2032 Securities, together with, in each case, accrued interest on the principal amount of the securities to be redeemed to the date of redemption.
(4)
The financial covenant relates to the subsidiary company which borrowed the funds.
(5)
The par value of the bonds corresponds to the amount of the facility, however, the outstanding amount has been adjusted by the discounts paid upfront and the fair value adjustments relating to hedge accounting.
(6)
The fixed rate bonds have been swapped into six-month variable US$ LIBOR rates. These swaps are subject to hedge accounting in order to reduce as far as possible the fair value exposure. Changes in fair value of the bonds which are attributable to changes in credit spread have been excluded from the hedging relationship.

Bank	Currency	Interest rate	Outstanding value	Expiry	Financial covenants
Unsecured bank term loans
Consortium of banks with agent Investec Bank	US$	Variable	US$69 million(1)	May 2006	Net finance cost cover and debt to total capitalisation ratio(4)
Österreichische Kontrollbank	EUR	Fixed	EUR 175 million(1,7)	December 2007	Net finance cost cover ratio and equity ratio(4)
Österreichische Kontrollbank	EUR	Fixed	EUR 396 million(5,7)	December 2010	Net finance cost cover ratio and equity ratio(4)
Österreichische Kontrollbank	EUR	Variable	EUR 100 million(5,7)	December 2004	Net finance cost cover ratio and equity ratio(4)
MLS Bank	ZAR	Fixed	ZAR 237 million(1)	December 2005	Gearing ratio/interest cover(4)
Standard Bank	ZAR	Fixed	ZAR 89 million(1)	December 2006	No financial covenants
Commercial Paper	ZAR	Variable	ZAR 300 million(1)	November 2003	No financial covenants

(1)
The value outstanding equals the total facility available.
(2)
In terms of the agreement, limitations exist on liens, sale and leaseback transactions and mergers and consolidation. Sappi Limited must maintain a majority holding in Sappi Papier Holding GmbH Group.
(3)
Sappi Papier Holding GmbH, Sappi Limited or Sappi International SA may at any time redeem the June 2012 and 2032 public bonds (the "Securities") in whole or in part at a redemption price equal to the greater of (i) 100% of the principal amount of the Securities to be redeemed and (ii) a make-whole amount based upon the present values of remaining payments at a rate based upon yields of specified US treasury securities plus 25 basis points, with respect to the 2012 Securities, and 30 basis points, with respect to the 2032 Securities, together with, in each case, accrued interest on the principal amount of the securities to be redeemed to the date of redemption.
(4)
The financial covenant relates to the subsidiary company which borrowed the funds.
(5)
The par value of the bonds corresponds to the amount of the facility, however, the outstanding amount has been adjusted by the discounts paid upfront and the fair value adjustments relating to hedge accounting.
(6)
The fixed rate bonds have been swapped into six-month variable US$ LIBOR rates. These swaps are subject to hedge accounting in order to reduce as far as possible the fair value exposure. Changes in fair value of the bonds which are attributable to changes in credit spread have been excluded from the hedging relationship.
(7)
A limitation exists on the disposal of assets. Dividend payments are limited to 40% of cumulative profits. Sappi Limited must maintain a majority holding in Sappi Papier Holding GmbH Group.

        Sappi Limited's borrowings are done through three Group entities, namely, Sappi Papier Holding GmbH, Sappi International SA and Sappi Manufacturing (Pty) Limited.

Financial instruments and other loans

        The Group also has financial instruments and other loans with various banks, expiry dates and security, in various currencies at fixed and variable interest rates for amounts totalling US$54 million.

Unused credit facilities

        Set out below is a synopsis of the unused credit facilities by geographic region at September. These facilities are at various banks in various currencies with various expiry dates. These available facilities are all unsecured.

Geographic region	Interest rate	2003		2002
		(US$ million)
Southern Africa	Variable	179		183
Europe	Variable	939	*	594

		1,118		777

*
Included is the syndicated loan with Citibank with a total revolving facility available of EUR 563 million, which are subject to net finance cost cover and debt to total capitalisation ratio financial covenants.

18.   OTHER NON-CURRENT LIABILITIES

	2003	2002
	(US$ million)
Post-employment benefits—pension obligations* (refer note 30)	108	116
Post-retirement benefits other than pension obligations (refer note 31)	93	93
Workmen's compensation	5	5
Restructuring provisions (refer note 19)	3	4
Fair value of derivative instruments	27	1
Long service awards	14	10
Other	32	27

	282	256

*
The Austrian severance obligation of US$32 million (September 2002: US$22 million) has now been included with the European post-retirement pension obligation due to the nature of the obligation being similar to a post-retirement pension obligation. The comparative information has been restated to take this into account.

19.   PROVISIONS

       Summary of provisions:

	2003	2002
	(US$ million)
Other provisions
Balance at beginning of year	20	28
Increase in provisions	—	7
Utilised	—	(4)
Released during the year	—	(11)
Transfer to accruals	(5)	—
Translation effect	1	—

Balance at end of year	16	20
Restructuring provisions	8	18
Purchase accounting provisions (refer note 26)	3	8

	27	46

        Other provisions primarily represent provisions for environmental costs of US$4 million (September 2002: US$8 million) and other sundry provisions of US$12 million (September 2002: US$12 million).

Restructuring provisions	Severance, retrenchment & related costs	Lease cancel & penalty cost	Other restructuring	Total restructuring
	(US$ million)
Balance at September 2001	36	9	25	70
Increase in provisions	11	1	8	20
Utilised	(23)	(5)	(8)	(36)
Released during the year	(1)	(1)	(11)	(13)
Transfer to pension obligations and other post retirement benefits	(18)	—	—	(18)
Transfer to property, plant and equipment	—	—	(1)	(1)
Transfer to inventory	—	—	(1)	(1)
Translation effect	—	—	1	1

Balance at September 2002	5	4	13	22
Increase in provisions	—	—	4	4
Utilised	(2)	(2)	(3)	(7)
Released during the year	(2)	(3)	(6)	(11)
Transfer from receivables	1	1	—	2
Translation effect	—	—	1	1

Balance at September 2003	2	—	9	11

	2003	2002
	(US$ million)
Included in other non-current liabilities (refer note 18)	3	4
Included in provisions	8	18

Total restructuring provisions	11	22

September 2003 Restructuring Plans

Sappi Fine Paper North America

        Cloquet mill.    During the financial year ended September 2002, Sappi Fine Paper North America acquired the coated fine paper business from Potlatch Corporation. In addition to the restructuring plan discussed under Purchase Accounting provision (refer to note 26), a further restructuring plan affecting the Cloquet mill, which was expected to affect 67 people, was embarked on. (This restructuring plan affected other Sappi employees in addition to those previously employed by Potlatch.) At the end of the prior year 28 people had been affected by this plan. During the year cash payments of US$1 million were made relating to severance and other lease cancellation costs. In addition, the estimates for severance and related costs were revised. This relates primarily to employees who voluntarily terminated their employment prior to their expected separation date under the plan. The total number of individuals impacted by this severance programme was reduced to 43 people as a result. A further result of this, was a release of US$2 million of the provision during the year, bringing the closing balance at September 2003 to US$1 million. As at September 2003, 35 people's employments contracts have been terminated.

        Mobile mill.    During fiscal year 2003, Sappi Fine Paper North America made cash payments of US$1 million for severance and other exit related costs. In addition, the Company revised it's estimates regarding contractual obligations for mill support services and other exit related costs and released US$3 million of the provision no longer required.

        As of September 2003, Sappi Fine Paper North America has completed its severance obligations to affected employees and all other costs relating to the closure of the Mobile Mill and exit of the uncoated fine paper business.

Sappi Fine Paper Europe

        Austria.    The programmes started at the Gratkorn mill, in previous years, to realise cost savings continued in the current year. It was originally anticipated that 538 employees would be affected by the restructuring. This has now been revised to 534, of which all employees have been affected. During the current financial year a further US$1 million was released as a result of severance benefits which have expired according to the agreement. The balance at September 2003 was US$1 million. This is expected to be utilised in full during the year ended September 2004.

        Netherlands.    The programme that was started to reskill certain employees at the Maastricht mill for alternative employment during the prior year was completed in the current year. The total number of employees affected by this plan were 40. The provision of US$1 million at the beginning of the year was utilised during the current year.

        The Netherlands had a further plan in place to reduce fixed costs at their mills, which was also completed during the year.

        The number of employees affected were 150. The provision balance of US$2 million at the beginning of the year was released during the current year.

        During the current year, the Netherlands introduced a second plan for the reduction of fixed costs. The total number of employees to be effected by this plan are 25 of which none had been affected by year end. The programme is expected to be completed in July 2004. The provision balance at year end amounts to US$2 million.

        Belgium.    Belgium has two restructuring plans in place. The first relates to the retirement of employees according to a collective labour agreement. The total number of employees affected by this plan were 29. No further employees will be affected. The balance of this provision at year end of US$1 million is to be utilised for supplementing the benefits of the 29 employees already retired. The second restructuring plan's aim is to reduce fixed costs. The total number of employees already affected by this plan is 85. The remaining balance at year end of US$2 million is to be utilised as supplementation on their government benefit until they reach retirement age.

        United Kingdom—Wolvercote.    Sappi is currently negotiating the termination of a lease agreement over premises in Wolvercote. The provision balance at year end of US$3 million is expected to cover the termination costs. The termination is expected to be completed in 2004. US$2 million was released from the provision during the year.

September 2002 Restructuring Plans

Sappi Fine Paper North America

        Cloquet mill.    During the financial year ended September 2002, Sappi Fine Paper North America acquired the coated fine paper business from Potlatch Corporation. The restructuring of the Cloquet mill was expected to affect 67 people of whom 48 were affected at year end. (This restructuring plan affected other Sappi employees in addition to those previously employed by Potlatch.) The restructuring provisions raised in conjunction with the acquisition amounted to US$4 million for severance and related costs and US$3 million for lease cancellation and other costs. During the year US$1 million was utilised for severances and lease cancellations. The US$1 million provision for fixed asset impairment was reclassified to fixed assets and the US$1 million for product elimination costs was reclassified to inventory. The Cloquet mill restructuring provision balance at year end was US$4 million for estimated severances and lease cancellations to be completed by June 2003.

        Mobile mill.    The restructuring provision at September 2002 was US$3 million. This remaining balance of US$3 million is in respect of severance and other related costs. The closing balance at September 2002 was the result of the utilisation of the provision by US$20 million, the release of US$3 million no longer required, the transfer to pension obligations & other post-retirement benefits of US$18 million, which relates to additional post-retirement costs as a result of severance. In addition to these movements a further US$7 million, relating to an over provision in fiscal 2001 for closure costs relating to the Mobile mill closure, was released. Approximately 500 employees, both salaried and hourly, were affected by the closure. Additionally, corporate restructuring at the headquarters in Boston and at various other sales and corporate offices resulted in approximately 100 positions being eliminated at the beginning of fiscal 2002. This corporate restructuring results from the closure of the mill in Mobile. Approximately 332 employees were affected in the current year by the restructuring.

Sappi Fine Paper Europe

        Austria.    A program was started at Gratkorn mill to outsource some utilities as well as projects to realise cost savings. It was anticipated that 538 employees would be affected by the restructuring of whom 534 were affected by year end. No employees were affected during 2002. In the current financial year a further US$1 million was released, relating to employees not expected to make use of the opportunity to take early retirement. The balance at September 2002 was US$2 million relating to severance and related costs, which under local statute will be paid out over the next two years. No provisions have been utilised during the 2002 fiscal year because the employees affected have not reached the legal retirement age. It is estimated that the restructuring will be completed in 2004.

        Netherlands.    The program that was started to reskill certain employees at the Maastricht mill for alternative employment, is anticipated to be completed by September 2004. It was expected to affect 40 people of whom 32 were affected by year end to bring the total affected at year end to 34. Of the provision balance of US$3 million at the beginning of the year, US$2 million was utilised during the year, to bring the closing balance at September 2002 to US$1 million.

        The Netherlands has a further plan in place to reduce fixed costs at their mills which is estimated to be completed in January 2003. All 150 employees anticipated to be affected by this plan have been affected at year end, of whom 9 were affected in the current financial year. The provision at September 2002 remains at US$2 million for estimated leave premium costs and legal costs.

        Belgium.    Belgium has two restructuring plans in place. The first relates to the retirement of employees according to a collective labour agreement. This agreement was anticipated to affect a further 5 employees, bringing the total to 29 employees, of whom all 29 were affected at year end. The increase in the restructuring provisions was US$1 million, for the additional 5 employees, which brings the balance at September 2002 to US$2 million. This balance represents the supplementation of benefits to the 29 employees already retired. The second restructuring plan's aim is to reduce fixed costs. A further 13 employees were effected in the current year, which brings the total to 85 (all of whom were affected at year end). US$1 million of the restructuring provision was utilised and the balance at September 2002 was US$1 million. This relates to former employees supplementation on their government benefit until they reach retirement age.

United Kingdom

        Blackburn mill.    The project started at Blackburn mill during the previous year to change the shift system from five shifts to four shifts, was expected to be completed by October 2002. During the financial year, 16 people have been affected, bringing the total number affected at September 2002 to 22 employees. The balance remaining at the end of last year of US$1 million in respect of this project, was utilised during the year. No further plans are in place for this specific project.

        Wolvercote.    Sappi is currently negotiating the termination of a lease agreement over premises in Wolvercote. The balance of the provision for the cancellation of the Wolvercote lease agreement has remained at US$5 million, representing the discounted estimated future lease payments for 2 years.

        Transcript mill.    On October 9, 2001, the intention to close the Transcript mill in Scotland was announced. Production ceased during the quarter ended March 2002. In connection with the closure, we provided a US$9 million restructuring provision for the write-off of the assets, severance & related costs and other closure costs. During the financial year the provision was utilised. We expect final closure in 2003 and no further net costs.

20.   CASH GENERATED FROM OPERATIONS

	2003	2002	2001
	(US$ million)
Profit before taxation per income statement	169	298	147
Adjustment for:
—Depreciation	352	310	300
—Fellings	21	26	30
—Net finance costs	90	74	92
—Other asset impairments and machine and mill closure costs	32	4	189
—Other non-cash items	11	32	13

	675	744	771

21.   (INCREASE) DECREASE IN WORKING CAPITAL

	2003	2002	2001
	(US$ million)
(Increase) decrease in inventories	(93)	47	17
(Increase) decrease in receivables	(12)	(49)	108
Increase (decrease) in payables	26	(40)	(74)

	(79)	(42)	51

22.   TAXATION RECEIVED (PAID)

	2003	2002	2001
	(US$ million)
Amounts unpaid at beginning of year	(11)	(48)	(57)
Translation effects	(10)	—	3
Amounts charged to the income statement	(30)	(52)	(88)
Reversal of non-cash movements	3	—	—
Amounts unpaid at end of year	81	11	48

Cash amounts received (paid)	33	(89)	(94)

23.   REPLACEMENT OF NON-CURRENT ASSETS

	2003	2002	2001
	(US$ million)
Property, plant and equipment	(164)	(85)	(154)
Plantations	(31)	(25)	(28)

	(195)	(110)	(182)

24.   PROCEEDS ON DISPOSAL OF NON-CURRENT ASSETS

	2003	2002	2001
	(US$ million)
Book value of property, plant and equipment disposed of	7	6	4
Profit (loss) on disposal	1	(3)	(2)

	8	3	2

25.   PROCEEDS ON DISPOSAL OF BUSINESSES

        The net book value of the assets and liabilities of the Group's Mining Timber operations at the date of disposal were:

	2003	2002	2001
	(US$ million)
Current assets	—	—	3
Current liabilities	—	—	(3)

Net asset value	—	—	—
Profit on disposal	—	—	2

	—	—	2

26.   ACQUISITION OF NET ASSETS

        During May 2002 the Group acquired the net assets of the Potlatch fine paper division for a cash consideration of US$483 million. This transaction has been accounted for by the purchase method of accounting.

	2003	2002	2001
	(US$ million)
Fair value of net assets acquired:
—Property, plant and equipment	(2)	437	—
—Inventories	—	59	—
—Trade and other receivables	—	32	—
—Trade and other payables	—	(31)	—
—Provisions	2	(12)	—
—Other non-current liabilities	—	(2)	—

Total consideration	—	483	—

        During fiscal year 2003, Sappi Fine Paper North America recorded the adjustment shown above to the fair value assigned to assets and liabilities acquired.

Purchase Accounting Provisions

        Summary of provisions taken on at acquisition and subsequent movements:

	Restructuring
	Severance & related costs	Lease cancel & penalty cost	Total restructuring provisions	Other	Total Provisions
	(US$ million)
Balance at September 2001	—	—	—	7	7
New at acquisition provisions	10	2	12	—	12
Utilised	(4)	—	(4)	—	(4)
Released during the year	—	—	—	(7)	(7)

Balance at September 2002	6	2	8	—	8
Utilised	(1)	(2)	(3)	—	(3)
Transfer to property, plant and equipment	(2)	—	(2)	—	(2)

Balance at September 2003	3	—	3	—	3

September 2003

Sappi Fine Paper North America

        Cloquet Mill.    During the financial year ended September 2002, Sappi Fine Paper North America acquired the coated fine paper business from Potlatch Corporation. The restructuring of the mill was expected to affect 116 people of whom 67 were affected at the end of the prior year, this has subsequently been adjusted to 60. (This plan affected only people previously employed by Potlatch Corporation.) During the current year, Sappi Fine Paper North America made cash payments of $3 million for severance and other lease cancellation costs. In addition, the Company revised its estimates for severance and related costs primarily for employees who voluntarily terminated their employment prior to their expected separation date under the plan, reducing the total number of individuals impacted by this severance program to 97. As of September 2003, 78 people have been affected.

September 2002

Sappi Fine Paper North America

        Cloquet Mill.    During the financial year ended September 2002, Sappi Fine Paper North America acquired the coated fine paper business from Potlatch Corporation. The purchase accounting provision raised in conjunction with the acquisition of the Cloquet Mill amounted to US$12 million. This amount includes estimated costs of severance of US$10 million and lease cancellation costs of US$2 million. The restructuring of the mill was expected to affect 116 people of whom 67 were affected at year end. (This plan affected only people previously employed by Potlatch Corporation.) Subsequent to the acquisition, cash payments of US$4 million have been recorded against the provisions, which reduced the purchase accounting provisions at September 2002 to US$8 million.

Sappi Fine Paper Europe

        During the year ended 1998 Sappi acquired a 91.5% ownership interest in KNP Leykam, the leading European producer of coated woodfree paper. KNP Leykam is now wholly owned. In conjunction with the acquisition, a purchase accounting provision of US$7 million was raised in respect of legal costs. The European Commission addressed a Statement of Objections to, among numerous other parties, Leykam-Mürztaler Papier und Zellstoff Aktiengesellschaft. The European Commission's objections concern alleged market sharing and pricing agreements relating to the sale of newsprint paper in the European Union during the period from January 1, 1994 to June 30, 1995, which was prior to our acquisition of the KNP Leykam companies in December 1997 and relates to a business we did not purchase. A reply to the Statement of Objections was submitted to the European Commission on August 31, 1999 and Oral Hearings were held between September 27 and 29, 1999. On August 9, 2002 the European Commission decided to officially close their investigations into this case. All proceedings against all the companies that were targeted by this investigation were dropped. The European Commission concluded that the allegations of anti-competitive conduct relating to the sale of newsprint paper were unfounded. As a result of this outcome the US$7 million provision was released during the year ended September 2002.

27.   ENCUMBERED ASSETS

        Suspensive sale agreements are instalment sale agreements which the Group has entered into in respect of certain property, plant and equipment and the assets purchased are encumbered as security for the outstanding liability until such time as the liability is discharged.

        In addition, the Group uses a substantial portion of the plant and machinery at its Cloquet mill in terms of a capitalised lease. The Group has the right to acquire full ownership of these assets at the end of the lease term at the fair market value. Early termination of the lease may occur under three different scenarios; namely, under Scenario A payment would be made by Sappi as a result of the following events: voluntary early termination, termination due to default and total loss of plant and equipment without substitution; under Scenario B payment would be made by Sappi as a result of changes in statute rendering the agreement illegal or unenforceable; and under Scenario C the lease naturally expires or early termination is triggered by the lessor. As at September 2003 the termination value of this lease is approximately US$14 million (September 2002: US$14 million).

        The book values of assets which are mortgaged, hypothecated or subject to a pledge as security for borrowings, subject to third party ownership in terms of capitalised leases or suspensive sale agreements are as follows:

	2003	2002
	(US$ million)
Land and buildings	131	120
Plant and equipment	528	497

	659	617

28.   COMMITMENTS

	2003	2002
	(US$ million)
Capital commitments
Contracted but not provided	86	55
Approved but not contracted	193	173

	279	228

        The capital expenditure will be financed by funds generated by the business, existing cash resources and borrowing facilities available to the Group.

Revenue commitments

        Future minimum obligations under operating leases:

	2003	2002
	(US$ million)
Payable in the year ended September:
2003	—	48
2004	60	44
2005	50	40
2006	44	36
2007	37	31
2008 (September 2002: Thereafter)	32	137
Thereafter	123	—

	346	336

        Future minimum obligations under operating leases include the following two significant arrangements:

        Sale and Lease Back of the Somerset Paper Machine.    In 1997 we sold one of our paper machines at our Somerset mill for US$150 million and entered into a leaseback arrangement. This transaction diversified our sources of funding and provides a longer-term horizon to our repayment profile. The leaseback is an operating lease under the applicable accounting principles. The lease term expires after 15 years, and we have an option to either return the paper machine; renew the lease for at least 2 years, but for no longer than 80% of its remaining useful life; or repurchase it at its fair market value at the end of the lease term. An option exists to repurchase the paper machine at an earlier date of 29 January 2008 for the original purchase price multiplied by a factor of 50.10%. To exercise the option, we must provide notice of between 180 and 360 days prior to the early buyout date. There is no right of refusal associated with the early buyout option. The future minimum obligations under this lease are included in the amounts presented above.

        Westbrook Cogeneration Agreement.    In 1982 a cogeneration facility was installed adjacent to our Westbrook mill at a cost of US$86 million, to supply steam and electricity to the mill on a take-or-pay basis. Under the applicable accounting principles this is an operating lease. An unrelated investor owns the facility. The agreement expires in 2008 and we have an option to purchase the facility at the end of the basic term or any renewal term, at its fair market value at that time. We also have a right of first refusal to buy the facility should the owner elect to sell it. The future minimum obligations under this arrangement are included in the amounts presented above.

29.   CONTINGENT LIABILITIES

	2003	2002
	(US$ million)
Guarantees and suretyships	47	66
Other contingent liabilities	24	14

        The Group is involved in various lawsuits and administrative proceedings. The relief sought in such lawsuits and proceedings includes injunctions, damages and penalties. Although the final results in these suits and proceedings cannot be predicted with certainty, it is the present opinion of the Group, after consulting with legal counsel, that they will not have a material effect on the Group's consolidated financial position, results of operations or cash flows.

        Other contingent liabilities mainly relate to taxation queries to which certain Group companies are subject. These could give rise to additional taxation costs. However, management currently believes, based on legal counsel opinion, that no further material costs will arise.

30.   POST-EMPLOYMENT BENEFITS—PENSIONS

Defined contribution plans

        The Group operates a number of defined contribution retirement benefit plans covering all qualifying employees. The assets of the schemes are held separately from those of the Group in funds under the control of trustees.

        The total cost charged to income of US$11 million (September 2002: US$4 million; September 2001: US$4 million) represents contributions payable to these schemes by the Group based on the rates specified in the rules of these schemes. As at September 2003 and September 2002 no contributions were due in respect of the current reporting period that had not yet been paid over to the schemes.

Defined benefit plans

        The Group operates a number of defined benefit pension schemes covering full-time permanent employees. Such plans have been establised in accordance with applicable legal requirements, customs and existing circumstances in each country. Benefits are generally based upon compensation and years of service. With the exception of our German and Austrian operations, the assets of these schemes are held in separate trustee administered funds which are subject to varying statutory requirements in the particular countries concerned. In terms of these requirements, periodic actuarial valuations of these funds are performed by independent actuaries. Sappi Papier Holding GmbH holds bonds, which are restricted, to the value of US$13 million to cover the pension obligations of Sappi Austria. The German and Austrian plans are wholly unfunded. As at September 2003, the present value of the defined benefit obligation of the German plan was US$53 million (September 2002: US$40 million) and the Austrian plan was US$53 million (September 2002: US$38 million).

        Actuarial valuations of the European and North American funds are performed annually. An actuarial review is performed annually for the South African and United Kingdom funds, with an actuarial valuation being performed on a tri-annual basis.

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

	2003				2002
	Accumulated benefits exceed assets				Assets exceed accumulated benefits	Accumulated benefits exceed assets
	Southern Africa	United Kingdom	Europe	United States	Southern Africa	United Kingdom*	Europe**	United States
	(US$ million)
Change in benefit obligation
Benefit obligations at beginning of year	147	148	373	329	160	115	331	239
Current service cost	11	2	11	10	8	3	9	6
Past service cost	—	(3)	—	—	—	—	—	—
Fund administration costs	—	1	—	—	—	—	—	—
Interest cost	22	8	23	21	16	7	18	17
Plan participants' contribution	—	1	—	—	—	1	—	—
Amendments	(3)	—	—	—	—	—	2	—
Actuarial loss	2	5	33	37	—	20	3	44
Acquisitions	—	—	—	—	—	—	—	35
Benefits paid	(16)	(6)	(17)	(16)	(13)	(6)	(14)	(13)
Translation difference	74	10	67	—	(24)	8	24	1

Benefit obligation at end of year	237	166	490	381	147	148	373	329

Change in plan assets
Fair value of assets at beginning of year	161	112	276	198	183	110	249	193
Expected return on plan assets	26	7	20	18	16	8	17	18
Actuarial gain (loss) on plan assets	(34)	2	(6)	18	—	(9)	(8)	(47)
Acquisition	—	—	—	—	2	—	1	39
Employer contribution	5	4	32	19	2	2	9	8
Plan participants' contribution	3	1	—	—	—	1	—	—
Benefits paid	(16)	(6)	(13)	(16)	(14)	(6)	(10)	(13)
Translation difference	76	7	47	—	(28)	6	18	—

Fair value of assets at end of year	221	127	356	237	161	112	276	198

Funded status
(Unfunded) funded status	(16)	(39)	(134)	(144)	14	(36)	(97)	(131)
Unrecognised net actuarial loss(1)	41	57	61	106	37	54	15	89
Unrecognised past service cost(1)	—	—	—	4	2	—	—	7
Asset not recognised(2)	(27)	—	—	—	—	—	—	—

Net (accrued) prepaid post-retirement cost	(2)	18	(73)	(34)	53	18	(82)	(35)
Net prepaid post-retirement cost limited to recoverable amount(3)	—	—	—	—	(53)	—	—	—

	(2)	18	(73)	(34)	—	18	(82)	(35)

Net pension obligation				(91)				(99)

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

(2)
An asset is precluded from being recognised to the extent that it arises from unrecognised acturial losses. Thus any amount that would have been recorded as an asset is limited to zero.
(3)
The estimated surplus as at September 2002 of the South African defined benefit pension plan had not been reflected on the Group's balance sheet pending the formal actuarial valuation and the outcome of the statutory allocation of the surplus between the company and the members of the fund, in accordance with current legislation.
*
The United Kingdom post-retirement pension obligation was previously combined with the Europe post-retirement pension obligation. This is now disclosed separately.
**
The Austrian severance obligation has now been included with the European post-retirement pension obligation due to the nature of the obligation being similar to a post-retirement pension obligation. The comparative information has been restated to take this into account. Refer note 18 for further details.

        Refer to note 38 "Summary of differences between South African and United States Generally Accepted Accounting Principles" for further discussion on the pension obligations.

	2003				2002				2001
	Southern Africa	United Kingdom	Europe	United States	Southern Africa	United Kingdom*	Europe**	United States	Southern Africa	United Kingdom*	Europe**	United States
	(US$ million)
Net periodic pension cost
Current service cost	8	2	11	10	7	3	9	6	8	4	8	7
Past service cost	(3)	(3)	—	—	—	—	—	—	—	—	—	—
Fund administration costs	—	1	—	—	—	—	—	—	—	—	—	—
Interest cost	22	8	23	21	16	7	19	17	21	7	18	15
Expected return on plan assets	(26)	(7)	(20)	(18)	(19)	(8)	(15)	(18)	(25)	(12)	(14)	(19)
Amortisation of past service cost	1	—	—	1	2	—	—	—	—	1	—	1
Recognised net actuarial loss	1	3	1	5	—	1	1	—	2	—	—	11

Net pension cost charged to cost of sales and selling, general and administrative expenses	3	4	15	19	6	3	14	5	6	—	12	15

        The actual return on plan assets was US$51 million (2002: loss of US$5 million).

	2003				2002
	Southern Africa	United Kingdom	Europe	United States	Southern Africa	United Kingdom*	Europe**	United States
	(US$ million)
Actuarial assumptions at balance sheet date:
Discount rate (%)	9.50	5.25	4.97	5.85	11.50	5.50	5.75	6.51
Compensation increase (%)	7.00	4.00	3.10	4.00	9.00	4.00	2.97	4.00
Expected long-term return on assets (%)	10.00	6.00	5.50	8.50	12.50	6.25	5.52	9.00
	2003	2002
	(US$ million)
Reconciliation to balance sheet
Prepaid pension costs—Europe (September 2003 only) and United Kingdom (refer note 12)	(46)	(21)
Pension obligations—Europe and North America (refer note 18)	108	116
Pension obligations—Europe and North America (included in other creditors)	29	8

Net pension obligation included in the balance sheet	91	103
Other	—	(4)

Net pension obligation as shown above	91	99

*
The United Kingdom post-retirement pension obligation was previously combined with the Europe post-retirement pension obligation. This is now disclosed separately.
**
The Austrian severance obligation has now been included with the European post-retirement pension obligation due to the nature of the obligation being similar to a post-retirement pension obligation. The comparative information has been restated to take this into account.

31.   POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

        The Group sponsors defined benefit post-retirement plans that provide certain health care and life insurance benefits to eligible retired employees of the United States and South African operations. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of service.

        Actuarial valuations of all the plans are performed annually.

        The following schedule provides the plans' funded status and obligations for the Group.

	2003		2002
	Southern Africa	United States	Southern Africa	United States
	(US$ million)
Change in benefit obligation
Benefit obligation at beginning of year	31	104	31	80
Current service cost	1	3	1	2
Interest cost	5	6	3	6
Plan amendments	—	(14)	—	—
Actuarial loss	2	9	3	14
Acquisition	—	—	—	6
Benefits paid	(2)	(6)	(1)	(4)
Translation difference	16	—	(6)	—

Benefit obligation at end of year	53	102	31	104

Funded status
Unfunded status	(53)	(102)	(31)	(104)
Unrecognised net actuarial loss(1)	10	39	5	32
Unrecognised past service cost	—	(4)	—	(1)

Net accrued post-retirement cost	(43)	(67)	(26)	(73)

Net-post retirement benefit obligation		(110)		(99)

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

	2003		2002		2001
	Southern Africa	United States	Southern Africa*	United States	Southern Africa	United States
	(US$ million)
Net periodic post-retirement benefit cost
Current service cost	1	3	1	2	1	3
Past service cost	—	(10)	—	—	—	—
Interest cost	5	6	3	6	4	5
Expected return on plan assets	—	—	—	—	1	—
Amortisation of past service cost	—	—	—	—	—	4
Recognised net actuarial loss	—	1	—	1	—	—

Net pension cost charged to cost of sales and selling, general and administrative expenses	6	—	4	9	6	12

*
The comparative information was restated to correctly reflect the unrecognised net actuarial loss.

	2003		2002
	South Africa	United States	South Africa	United States
Actuarial assumptions at balance sheet date:
Discount rate to estimate accumulated benefit (%)	9.50	5.85	11.50	6.51
Health care cost trend rates to value APBO (%)	7.50	10.00	10.00	10.00
which gradually reduce to an ultimate rate of (%)	7.50	5.00	10.00	5.00
over a period of (years)	—	5	—	5

        The health care cost trend rates assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation (APBO) as of September 2003 by US$11 million (September 2002: US$10 million) and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the year then ended by US$2 million (September 2002: US$1 million).

	2003	2002
	(US$ million)
Reconciliation to balance sheet
Post-retirement benefits other than pension (refer note 18)	93	93
Post-retirement benefits other than pension (included in other creditors)	17	3

Net pension obligation included in the balance sheet	110	96
Other	—	3

Net post-retirement benefit obligation as shown above	110	99

32.   EQUITY COMPENSATION BENEFITS

The Sappi Limited Share Incentive Trust

        The Annual General Meeting of Shareholders held on March 2, 2000 (the "General Meeting"), approved an amendment to the first limit, increasing the aggregate number of shares that may be issued under the Trust to a number corresponding to 7.5% of the issued ordinary share capital of Sappi Limited from time to time.

        Under the rules of the Trust, participants may be offered the opportunity to acquire ordinary Shares ("Trust Shares"). This entails that Trust Shares are sold by the Trust to participants on the basis that ownership thereof passes to the participant on conclusion of the contract but the purchase price is not payable immediately. Trust Shares are registered in the name of the participants and will be pledged in favour of the Trust as security of payment for payment of debt. Subject to certain limitations, a participant's outstanding share debt will bear interest at such rate as determined by the Board of Directors. Dividends on Trust Shares shall be paid to the Trust and be applied in the payment of such interest. Trust Shares may only be released to participants as described below.

        Under the rules of the Trust, participants may be offered options to acquire ordinary shares ("Share Options"). This entails that employees are offered options to purchase or subscribe for shares. Each share option shall confer to the holder the right to purchase or subscribe for one ordinary share.

This is based on the terms and conditions of the Trust. Share options may only be released to participants as described below.

        Under the rules of the Trust, participants may be granted options to enter into agreements with the company to acquire ordinary Shares ("Allocation Shares"). These options need to be exercised by the employee within 12 months, failing which the option will automatically lapse. The exercise of the option shall be accompanied by a deposit as determined by the board (if any). The participant will be entitled to take delivery of and pay for Allocation Shares which are subject to the rules as described below.

        Certain managerial employees are eligible to participate in the Trust. The amount payable by a participant for Trust Shares, Share Options or Allocation Shares is the closing price at which shares are traded on the JSE Securities Exchange South Africa on the trading date immediately preceding the date upon which the Board authorised the grant of the opportunity to acquire relevant Trust Shares, Share Options or Allocation Shares, as the case may be, to a participant. Pursuant to a recent resolution of the Board of Directors of Sappi (the "Board") passed in accordance with the rules of the Trust, Trust Shares may be released from the Trust to participants, Share Options may be exercised by participants and Allocation Shares may be delivered to participants as follows:

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

  (v)
  the balance of the shares after five years have elapsed from the date of acceptance by the participant of the grant; provided that the Board may, at its discretion, anticipate or postpone such dates. Prior to the General Meeting held on March 2, 2000, the Trust provided that Share Options will lapse, among other reasons, if they remain unexercised after the tenth anniversary of the acceptance and that Trust Shares and Allocation Shares must be paid for in full by participants by no later than the tenth anniversary of the acceptance. However, the General Meeting approved an amendment to decrease the aforesaid ten-year period to eight years, in respect of offers made since December 3, 1999. The Board has resolved that the benefits under the Trust of Participants will be accelerated in the event of a change of control of the company, as defined in the Trust, becoming effective (a) if, in concluding the change of control, the Board in office at the time immediately prior to the proposed change of control being communicated to the Board ceases to be able to determine the future employment conditions of the Group's employees or (b) unless the change of control is initiated by the Board. Participants shall be entitled to require such acceleration by written notice to the company within a period of 90 days after the date upon which such change of control becomes effective.

        During the year 1,961,100 allocations were offered. The allocations were accepted by the participants as follows:

Trust Shares	135,150
Share Options	1,215,100
Allocation Shares	463,150

1,813,400
Declined	147,700

1,961,100

        Trust Shares, Share Options and Allocation Shares activity was as follows during the financial years ended September 2003 and 2002:

	Trust Shares	Share Options	Weighted average exercise price (ZAR)*	Allocation Shares	Weighted average exercise price (ZAR)*	Total
Outstanding at September 2001	1,799,371	3,739,179	39.52	2,462,067	39.00	8,000,617
Offered and accepted	533,350	482,000	134.01	774,900	140.80	1,790,250
Paid for	(147,818)	(928,512)	35.60	(413,377)	36.28	(1,489,707)
Returned, lapsed and forfeited	(80,300)	(211,850)	38.54	(44,600)	42.69	(336,750)

Outstanding at September 2002	2,104,603	3,080,817	55.55	2,778,990	67.74	7,964,410
Offered and accepted	135,150	1,215,100	113.89	463,150	112.88	1,813,400
Paid for	(191,405)	(490,855)	35.79	(245,440)	36.41	(927,700)
Returned, lapsed and forfeited	1,569	(5,400)	78.62	(26,750)	105.96	(30,581)

Outstanding at September 2003	2,049,917	3,799,662	76.49	2,969,950	76.95	8,819,529

*
The share options are issued in South African Rands.

        The fair value of Trust shares held at September 2003 was US$8 million (September 2002: US$7 million).

        Share Options and Allocation Shares to executive directors, which are included in the above figures, are as follows:

Number of options/shares
At beginning of year	1,007,000
Share Options and Allocation Shares granted	420,000
Share Options and Allocation Shares exercised/declined	(96,000)

At end of year	1,331,000

        Share Options and Allocation Shares exercised by executive directors during the year had an average exercise price per share of US$6.62 and an average market price per share of US$13.40.

        The following table sets forth certain information with respect to the 1,331,000 Share Options and Allocation Shares granted by Sappi to executive directors:

Issue Date	Number of options/ shares	Expiration date	Exercise price (ZAR)
24 February 1997	40,000	24 February 2007	34.90
19 January 1998	46,000	19 January 2008	19.90
27 May 1998	100,000	27 May 2008	27.90
11 December 1998	104,000	11 December 2008	22.10
1 April 1999	48,000	1 April 2009	21.30
9 June 1999	48,000	9 June 2009	39.00
21 December 1999	230,000	21 December 2007	53.85
15 January 2001	125,000	15 January 2009	49.00
1 May 2001	50,000	1 May 2009	61.00
28 March 2002	120,000	28 March 2010	147.20
30 January 2003	250,000	30 January 2011	115.00
13 February 2003	170,000	13 February 2011	112.83

	1,331,000

        Loans to executive directors relating to Trust Shares at September 2003 totalled US$1 million (September 2002: US$1 million).

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

1—Risk management objectives and policies

        The principal market risks (that is the risk of loss arising from adverse changes in market rates and prices) to which Sappi is exposed through financial instruments are:

  —
  interest rates on interest-bearing borrowings;

  —
  foreign exchange rates, generating translation and transaction gains and losses;

  —
  fair value fluctuations on derivative instruments and fixed-rate borrowings; and

  —
  credit risk.

        A Treasury Committee consisting of senior management of the Group meets regularly to review net currency, interest rate, derivative instruments, Group funding, credit insurance and monetary investment risks and exposures. Treasury management strategies are also evaluated and revised where necessary.

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

  —
  Translation risks are not hedged. In the past we managed our relative debt and equity ratios by financing our investments in different currencies with similar debt to asset ratios. This approach changed during the past two years due to changes in our finance arrangements.

  —
  All external borrowings raised in currencies other than the domestic operating currency of the borrowing entity are immediately and continuously protected by forward exchange contracts.

  —
  All consummated (i.e. invoiced) sales and non-capital imports in foreign currencies are initially netted on a global basis, with the resulting net exposure generally being covered by forward exchange contracts against subsequent fluctuations in exchange rates.

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

        Only one of the Group's major customers (Buhrmann Paper Merchant Division) represents more than 10% of our sales during the year ended September 2003. These sales were recorded in the Sappi Fine Paper Europe segment. The sales for the year ended September 2003 amounted to US$454 million (September 2002: US$428 million). The trade receivables balance, net of securitisation, outstanding on balance sheet at September 2003 was US$4 million (September 2002: US$1 million).

        Where appropriate, credit insurance has been taken out over the Group's trade receivables.

        None of the Group's other receivable financial instruments represent a concentration of credit risk because the Group has dealings with a variety of major banks and customers world-wide.

2—Interest rate risk and currency risk

Interest-bearing borrowings

        The table below provides information about Sappi's non-current borrowings that is sensitive to changes in interest rates.

        The table presents principal cash flows by expected maturity dates. The average fixed effective interest rates presented below are based on weighted average contract rates applicable to the amount expected to mature in each respective year. Forward looking average variable effective interest rates for the financial years ended September 2004 and thereafter are based on the yield curves for each respective currency as published by Reuters on September 26, 2003. The information is presented in US$, which is the Group's reporting currency.

	Expected maturity date
								2003 Fair Value	2002 Fair Value
	2004	2005	2006	2007	2008	2009+	Total
	(US$ equivalent in millions)
US Dollar
Fixed rate	—	—	—	—	—	105	105	104	1,048
Average interest rate (%)	—	—	—	—	—	6.80	6.88
Variable rate*	25	24	18	(1)	(1)	733	798	812	94
Average interest rate (%)	4.17	4.17	4.18	3.57	3.57	8.47	8.13
Euro
Fixed rate	52	46	45	43	44	470	700	724	261
Average interest rate (%)	5.55	5.46	5.48	5.42	5.43	4.13	4.57
Variable rate*	—	115	—	—	—	—	115	115	266
Average interest rate (%)	0.29	4.98	3.00	3.00	—	—	4.99
Rand
Fixed rate	12	13	16	3	5	—	49	42	—
Average interest rate (%)	10.43	10.43	10.43	10.67	10.67	—	10.47
Variable rate*	81	45	19	—	—	—	145	145	121
Average interest rate (%)	11.15	13.00	11.82	13.73	—	—	11.80
Total
Fixed rate	64	59	61	46	49	575	854	870	1,309
Average interest rate (%)	6.49	6.62	6.76	5.82	5.95	4.62	5.19
Variable rate*	106	184	37	(1)	(1)	733	1,058	1,072	481
Average interest rate (%)	9.58	6.83	8.10	3.29	3.57	8.47	8.29

Fixed and variable	170	243	98	45	48	1,308	1,912	1,942	1,790

Current portion							170	170	120
Long term portion							1,742	1,772	1,670

Total Interest-bearing borrowings (refer note 17)							1,912	1,942	1,790

The fair value of non-current borrowings is estimated by Sappi based on the rates from market quotations for non-current borrowings with fixed interest rates and on quotations provided by internationally recognised pricing services for notes, exchange debentures and revenue bonds.

*
Includes fixed rate loans where fixed-for-floating rate swap contracts have been used to convert the exposure to floating rates. Some of the swaps do not cove the full term of loans.

        The range of interest rates in respect of all non-current borrowings comprising both fixed and floating rate obligations, is between 0.29% and 13.73% (depending on currency). At September 2003, 44.7% of Sappi's non-current borrowings were at fixed rates of interest, and 55.3% were at floating rates. Floating rates of interest are based on LIBOR (London Interbank Offered Rate), on EURIBOR (European Interbank Offered Rate) and on JIBAR (Johannesburg Interbank Agreed Rate). Fixed rates of interest are based on contract rates.

        Sappi's Southern African operations have in the past been particularly vulnerable to adverse changes in short-term domestic interest rates, as a result of the volatility in interest rates in South Africa. During 2003 domestic interest rates have decreased substantially from 13.18% to 9.18% for the 3-month JIBAR.

Interest rate derivatives

        Sappi uses interest rate options, caps, swaps and interest rate and currency swaps as a means of managing interest rate risk associated with outstanding debt entered into in the normal course of business. Sappi does not use these instruments for speculative purposes. Interest rate derivative financial instruments are subject to hedge accounting, where applicable and as appropriate under South African and US accounting standards.

        As at September 2003, Sappi had two Rand denominated interest rate swap contracts outstanding. They were for a total amount of US$70 million and had a favourable fair value of US$9 million. The two interest swaps converted fixed interest rates of 17.65% and 18.00%, respectively into variable rates.

        During the year Sappi also entered into entered into four US Dollar interest rate swap contracts for the total amount of US$750 million, converting US Dollar fixed interest rates of 6.75% and 7.50% respectively, into 6-month US Dollar LIBOR based rates. The latter swaps are subject to hedge accounting in order to effectively manage the fair value exposure. As the critical terms of the swaps match the critical terms of the underlying item, the hedge is highly effective. At September 2003 the four swap contracts outstanding had a negative fair value of US$6 million. Changes in the fair value of the underlying item, attributable to changes in the credit spread are excluded from the hedging relationship.

        In addition, at September 2003, Sappi had one interest rate cap with a minimal fair value.

        As at September 2003, the Group had one interest rate and currency swap (IRCS) contract outstanding. It was for the amount of US$350 million and had a favourable fair value of US$9 million. The interest and currency swaps converted future US Dollar cash flows into Pound Sterling and converted fixed US Dollar interest rates into Pound Sterling interest rates.

        During the year the Group decided to unwind one IRCS converting future US Dollar cash flows into Euro and converting fixed US Dollar interest rates into Euro interest rates. Two events occurred which have resulted in the unwinding of the IRCS:

  —
  by issuing bonds for the total amount of US$750 million a mismatch was created in the US Dollar asset/liability position. The unwinding of the IRCS improved the mismatch situation.

  —
  the IRCS was contracted with a bank that suffered from two rating downgrades which brought the bank's rating below Sappi's minimum counterparty requirements.

        As at September 2003 the South African operations had one IRCS contract outstanding for the amount of US$111 million with a negative fair value of US$8 million, swapping Rand cash flows into

US Dollar and converting variable Rand interest into US Dollar variable interest rates. The same entity also had an outstanding swaption for the amount of US$107 million with a negative fair value amounting to US$1 million as at September 2003.

Instrument	Interest Rate	Maturity date	Nominal value	Fair value* favourable (unfavourable)
			(US$ million)	(US$ million)
Caps:
Nedcor	19.30%	November 2005	37	—
Interest rate swaps:
Citibank	17.65% to variable	February 2005	70	7
Nedcor	18.00% to variable	March 2005	49	1
JP Morgan	6.75% to variable	June 2012	250	(3)
JP Morgan	6.75% to variable	June 2012	200	(4)
JP Morgan	6.75% to variable	June 2012	50	—
JP Morgan	7.50% to variable	June 2012	250	1
Interest rate and currency swaps:
Citibank	US Dollar 6.30% into Pound Sterling 6.66%	December 2009	350	9
Citibank	US Dollar LIBOR + 2.20% into Rand JIBAR + 1.99%	February 2006	111	(8)
Swaption:
Citibank	Rand JIBAR + 1.99% into US Dollar LIBOR + 2.20%	February 2006	107	(1)

Total				2

*
This refers to the carrying value.

        The fair value of interest rate options, caps, swaps and ICRS is the estimated amount that Sappi would pay or receive to terminate the agreement at the balance sheet date, taking into account current interest rates and the current creditworthiness of the counterparties.

3—Fair values

        Other Financial Assets

	2003	2002
	(US$ million)
Other financial assets include the fair value of long-term and short-term derivative instruments
Non-current	62	31
Current	7	4

	69	35

        All financial instruments are carried at fair value or amounts that approximate fair value, except the non current interest-bearing borrowings at fixed rates of interest. The carrying amounts for cash, cash equivalents, accounts receivable, certain investments, accounts payable and current portion of interest-bearing borrowings approximate fair value due to the short-term nature of these instruments. Where these fixed rates of interest have been hedged into variable rates of interest, and where hedge accounting has been applied, then the non current interest-bearing borrowings are carried at fair value. The fair value of these borrowings was estimated based on quotations from its investment bankers. No financial assets were carried at an amount in excess of fair value.

4—Foreign currency forward exchange contracts

        The Group's foreign currency forward exchange contracts at September 2003 are detailed below.

	2003		2002
	Contract amount	Fair value* (unfavourable) favourable	Contract amount	Fair value* (unfavourable) favourable
	(US$ million)
Foreign currency
Bought:
US Dollar	53	(1)	90	—
Euro	123	—	77	—
Sold:
US Dollar	(120)	8	(365)	—
Euro	(384)	(1)	(83)	—

	(328)	6	(281)	—

*
This refers to the carrying value.

        The fair value of foreign currency contracts was estimated by the Group based upon market quotations. These foreign currency contracts will mature during the year ended September 2004.

        All forward currency exchange contracts and options are valued at fair value with the resultant profit or loss included in the net finance costs for the period.

34.   SEGMENT INFORMATION

        For management purposes, the group has two reportable segments which operate as separate business units: Sappi Fine Paper and Sappi Forest Products.

        These divisions are the basis on which the group reports its primary segment information. Sappi Fine Paper produces coated and uncoated fine paper and speciality paper grades. Sappi Forest Products produces commodity paper products, pulp and forest and timber products.

        The regional information shows North America, Europe and southern Africa.

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies (refer note 2).

        The group accounts for intragroup sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. All such sales and transfers are eliminated on consolidation.

	Sappi Fine Paper			Sappi Forest Products			Corporate & other			Group
	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
	(US$ million)
External sales	3,557	3,156	3,452	742	573	732	—	—	—	4,299	3,729	4,184
Intragroup sales	468	379	321	418	351	466	—	—	—	886	730	787
Total sales	4,025	3,535	3,773	1,160	924	1,198	—	—	—	5,185	4,459	4,971
Operating profit	190	230	248	101	141	194	(5)	18	4	286	389	446
Depreciation	307	276	259	44	33	40	1	1	1	352	310	300
Amortisation and fellings	—	2	5	43	40	46	—	—	—	43	42	51
Asset impairment*	32	4	6	—	—	—	—	—	—	32	4	6
Other non cash expenses##	2	25	192	10	5	4	(22)	2	—	(10)	32	196
Capital expenditures**	195	151	250	101	29	43	—	—	—	296	180	293
Operating assets***	3,861	3,607	3,058	1,293	832	956	52	34	41	5,206	4,473	4,055
Operating liabilities****	622	581	577	231	123	128	63	51	48	916	755	753
Property, plant and equipment	2,926	2,807	2,434	627	381	455	1	1	1	3,554	3,189	2,890
	Sappi Fine Paper
										Sappi Forest Products Southern Africa
	North America			Europe			Southern Africa						Corporate & other			Group
	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
	(US$ million)
Sales	1,384	1,197	1,442	1,903	1,744	1,781	270	215	229	742	573	732	—	—	—	4,299	3,729	4,184
Operating (loss) profit	43	(21)	40	112	217	177	35	34	31	101	141	194	(5)	18	4	286	389	446
Capital expenditures**	78	49	99	104	96	116	13	6	35	101	29	43	—	—	—	296	180	293
Operating assets***	1,687	1,750	1,242	1,985	1,737	1,679	189	120	137	1,293	832	956	52	34	41	5,206	4,473	4,055
Property, plant and equipment	1,287	1,360	987	1,512	1,364	1,348	127	83	99	627	381	455	1	1	1	3,554	3,189	2,890

*	September 2003—Including Westbrook paper machine 14 impairment costs.
**	September 2002—Capital expenditures exclude spending on plantations and the acquisition of Cloquet's net assets of $483 million.
***	Operating assets consist of property, plant and equipment, non-current assets (excluding deferred taxation) and current assets (excluding cash).
****	Operating liabilities consist of trade payables, other payables and provisions.
#	The comparative information was restated to gross up the cash and overdraft for amounts previously set-off.
##	September 2001—Including Mobile mill closure costs.

35.   RELATED PARTY TRANSACTIONS

        There were no related party transactions, other than as described in notes 32, 39, 40 and 41, for the year ended September 2003.

36.   SUBSEQUENT EVENTS

Closure of operations

        Subsequent to detailed investigations and product testing completed during the latter part of the year, we announced in November 2003, that we would close Number 14 paper machine and related assets at the Westbrook Mill in Maine, United States of America.

        The paper machine has an annual capacity of 80,000 tons and will be closed in the next few months. The brands on this machine will be transferred to other Sappi mills. The Westbrook mill will in future focus on the Ultracast® and casting release paper business.

        A charge of US$32 million (US$19 million after tax) has been taken during the year ended September 2003 for the write off of assets and related inventories. We expect to take a further charge of approximately US$15 million (US$9 million after tax) for closure costs in the 2004 fiscal year.

        Operations were stopped at the Clan sawmill (South Africa) towards the end of the year. The mill is expected to close before the end of December 2003. The mill, with a log intake of 80,000m3, uses old technology and does not have a competitive wood supply. The closure will not have a material impact on the results.

Restructuring

        On 10 November 2003, Sappi announced that it was restructuring the Sappi Fine Paper division. The CEOs of Sappi Fine Paper Europe and Sappi Fine Paper North America will report directly to the CEO of Sappi Limited and as a consequence the Sappi Fine Paper office in London will be closed. In addition, in order to counteract the effect of rapidly increasing benefit costs, staffing levels will be reduced by a further 150 people in Sappi Fine Paper Europe and 100 people in Sappi Fine Paper North America.

        A pre-tax charge of approximately US$13 million is expected to be taken in fiscal 2004 in respect of this restructuring.

37.   ENVIRONMENTAL MATTERS

        Sappi operates in an industry subject to extensive environmental regulations. Typically, Sappi does not separately account for environmental operating expenses but does not anticipate any material expenditures related to such matters. Sappi does separately account for environmental capital expenditures. Sappi spent approximately US$18 million in financial year September 2003 (September 2002: US$12 million, September 2001: US$48 million) on capital projects that control air or water emissions or otherwise create an environmental benefit. Amounts to be spent in future years will depend on changes to existing environmental requirements and the availability of new technologies to meet such requirements. In South Africa, requirements under the recently enacted National Water Act, National Environmental Management Act, National Forests Act and the impending Air Quality Bill may result in significant additional expenditures and/or operational constraints, although the economic and practical effect of the implementation of these requirements on Sappi's operations is currently uncertain.

        In April 1998, the US Environmental Protection Agency issued final cluster rules that impose new air and water quality standards aimed at further reductions of pollutants from paper and pulp mills in the United States, in particular those emitting dioxin in wastewater resulting from bleaching operations. For Sappi Fine Paper North America's operations, compliance with the cluster rules was required beginning in April 2001. In June 1999, Sappi closed its pulp mill at Westbrook due largely to the expected cost of compliance (approximately US$50 million) with the new cluster rules. Sappi has spent approximately US$71 million in capital improvements for cluster rule compliance for required upgrades at the Somerset and Muskegon mills. These upgrades included the installation of elemental chlorine free (ECF) technology.

        In late July 2003, our subsidiary S.D. Warren Company was served with a lawsuit in the Muskegon County Circuit Court brought by ten Muskegon residents. The plaintiffs claim that pollutants, air contaminants, noise, dust, debris and bad odours have materially injured their persons and property, for which they are now seeking monetary damages, injunctive relief and attorney fees. The attorneys for the plaintiffs are also attempting to have the case certified as a so called class action, in which case the named plaintiffs would serve as representatives of all other similarly situated persons. We believe it to be too early to determine whether the plaintiffs will be successful in obtaining class action status or to judge the case on the merits.

38.   SUMMARY OF DIFFERENCES BETWEEN SOUTH AFRICAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Group's accounts are prepared in accordance with South African GAAP, which differs in certain material respects from United States GAAP. These differences relate principally to the following items, and the effects on net profit and shareholders' equity are shown in the following tables.

		South African GAAP (SA GAAP)	United States GAAP (US GAAP)
a.	Pension programs and post-retirement medical benefits
1.	Transitional rules for initial applications	SA GAAP requires the post employment obligation or asset to be recognised immediately on adoption of the standard.
Upon the first time adoption of US GAAP in 1996, the Group had to amortise on a straight line basis the original obligation over a number of years equal to the difference between: (a) the period from the effective date of the relevant US accounting standards to 1996; and (b) 15 years. Subsequent changes in the obligation or assets after initial adoption are recognised in the year in which the change occurs.
2.	Recognition of pension asset	Post employment benefit assets can only be recognised to the extent that the asset will lead to a reduction in future payments or a cash refund.	No such limitation exists under US GAAP.
3.	Additional minimum liability	No requirement exists for the recognition of an additional minimum liability under SA GAAP.	An additional minimum liability test is required to be performed and may require an additional liability to be recognised.
An intangible asset is recognised for the amount of the liability, limited to the unrecognised prior service cost. The excess is reported, net of related tax benefits, in equity.
4.	Recognition of past service costs related to vested benefits	The introduction of, or change in benefits to, a defined benefit plan should be recognised as an income or expense immediately to the extent that the benefits are already vested.	The introduction of, or change in benefits to, a defined benefit plan should be recognised over the remaining service period or life expectancy of the employees

b.	Accounting for business combinations
Past business combinations were treated differently under SA and US GAAP due to differing standards at the time of the transactions. Differences will remain until the related entities are disposed of as neither US GAAP nor SA GAAP required restatement of previous business combinations when the accounting standards were changed. Fair value differences are amortised over time. Differences which arose in the past relate to:
1.	Cost of acquisition	Cost comprises the value of shares stipulated in the purchase agreement, the nominal value of debt issued and all costs related to the acquisition.	Cost includes the market value of shares issued at date agreement is reached and announced plus the present value of debt issued. Only specified related costs may be included in the purchase price.
2.	Value of assets and liabilities acquired	SA GAAP allowed either fair value or book value to be assigned to the assets and liabilities recorded in the accounting records of the entity that was acquired.	All assets and liabilities acquired are required to be recorded at fair value.
3.	Provisions raised at acquisition	Provisions are raised for start-up, restructuring, rationalisation and all other incidental costs.	Only provide for plant closing, retrenchment and relocation costs related to the subsidiary acquired.
4.	Treatment of goodwill
Goodwill was allocated to the fair values of the assets acquired. The excess of fair value of net assets acquired over the cost of the acquired entity (commonly referred to as negative goodwill) was taken directly to reserves.
Goodwill is capitalised, but from 1 October 2002, is no longer amortised and is subject to an impairment test at least annually. Negative goodwill was deducted from the fair value of the non-current assets.
c.	Pre-commissioning expenses capitalised on capital projects	All expenses incurred on capital projects, including finance costs and other fixed costs, are capitalised until the asset is fully commissioned.
Only direct, incremental costs incurred prior to the commencement of operations and that can be specifically identified and segregated from ordinary, recurring operating expenses, are capitalised as part of the start-up cost.
d.	Loans to participants of executive share purchase trust	Amounts loaned to participants to purchase the company's shares are included in other non-current assets.	Amounts loaned to participants to purchase the company's shares where the shares are held as security for the repayment of the loan are reported as a reduction to shareholders equity.

e.	Sale and leaseback transactions—operating leases	Profit is recognised on the sale of assets subject to operating leaseback agreements.	Profit on such sale of assets is deferred and recognised in income over the lease term.
f.	Asset Impairments	An asset impairment is recognised if its carrying amount exceeds the discounted estimated future cash flows.
To determine whether an asset impairment exists, the undiscounted cash flows are compared to the carrying amount of the asset. Recognition of an asset impairment is, however, based on fair value, which is generally estimated based on discounted cash flows.
As a result of the difference in these policies, there may be an impairment recorded in certain periods under SA GAAP which do not meet the threshhold for impairment under US GAAP.
g.	Other
1.	Operating lease payments
Lease payments under operating lease arrangements entered into prior to 1 October 2000 are expensed as paid. The current SA GAAP accounting treatment does not differ from the current treatment under US GAAP.
US GAAP has always required rental on operating lease to be charged as an expense on a straight-line basis, unless another systematic and rational basis is more representative of the time pattern in which use benefit is derived from the leased property, in which case that basis shall be used.
2.	Post employment benefits other than pensions	The expected cost of post-employment benefits other than pensions is only recognised once a decision has been taken to terminate the services of employees.	All measurable potential severance benefits are measured and recognised.
h.	Tax on dividends
		Under SA GAAP, current and deferred tax assets and liabilities are measured at the tax rate applicable to undistributed profits and the income tax consequences of dividends are recognised when a liability to pay the dividends is recognised.	US GAAP requires that an additional liability be accrued for the estimated income tax (Secondary Tax on Companies) that would be payable upon distribution of relevant undistributed reserves.

i.	Net presentation of assets and liabilities
SA GAAP states that financial assets and liabilities should be offset and the net amount reported in the balance sheet when an enterprise: (a) has a legally enforceable right to set off the recognised amounts; and (b) intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
US GAAP restricts the ability to offset to where the right of set-off exists between two parties (that is, where a debtor-creditor relationship exists), however, US GAAP does not permit set-off under three party netting agreements. Consequently, the relevant assets and liabilities would be increased by US$90 million for September 2003 (September 2002: US$71 million) in a US GAAP balance sheet, with no effect on net income or shareholders' equity.

        Certain items included under non-trading loss (refer note 6) in the income statement under SA GAAP are reclassified to operating profit under US GAAP. The total amount which would be reclassified is a loss of US$27 million (September 2002: loss of US$7 million; September 2001: loss of US$198 million). Included in these amounts are certain restructuring costs which would form part of operating profit under US GAAP. For the year ended September 2003, US$2 million relates to an property, plant and equipment transfer (September 2002: US$1 million relates to an inventory transfer; September 2001: US$8 million relates to an inventory transfer and US$4 million to a trade receivables transfer).

        The remaining items included under non-trading loss (refer note 6) in the income statement under SA GAAP would be reclassified to extraordinary items under US GAAP. The total amount which would be reclassified is US$ Nil million (September 2002: US$10 million; September 2001: US$9 million).

Reconciliation of net profit to United States GAAP

	note	2003	2002	2001
		(US$ million)
Net profit determined under South African GAAP		149	220	138
Adjustments in respect of:
Pension programs and post-retirement medical benefits	a	(15)	1	(1)
—Initial transitional rules application		1	1	1
—Recognition of pension asset		(2)	—	(2)
—Recognition of past service costs related to vested benefits		(14)	—	—
Accounting for business combinations	b	33	13	20
—Valuation of assets and liabilities and other		14	2	12
—Treatment of goodwill		19	11	8
Pre-commissioning expenses capitalised on capital projects	c	1	2	3
Sale and leaseback transactions	e	3	2	3
Other	g	—	—	1
Tax on dividends	h	(8)	(16)	(23)
Deferred taxation effect of adjustments		(9)	14	(11)

Total effect of United States GAAP adjustments		5	16	(8)

Net profit determined under United States GAAP		154	236	130

—Basic earnings per share (US cents)		68	103	56
—Weighted average number of shares (millions)		227.6	228.8	230.9
—Diluted earnings per share (US cents)		67	102	56
—Diluted weighted average number of shares (millions)		230.0	232.0	233.2

Reconciliation of shareholders' equity to United States GAAP

	note	2003	2002
		(US$ million)
Shareholders' equity determined under South African GAAP		1,958	1,601
Adjustments in respect of:
Pension programs and post-retirement medical benefits	a	(63)	(58)
—Initial transitional rules application		8	4
—Recognition of pension asset		78	55
—Additional minimum liability		(136)	(117)
—Recognition of past service costs related to vested benefits		(13)	—
Accounting for business combinations	b	106	73
—Valuation of assets and liabilities and other		37	22
—Treatment of goodwill		69	51
Pre-commissioning expenses capitalised on capital projects	c	(20)	(18)
Loans to executive share purchase trust	d	(16)	(10)
Sale and leaseback transactions	e	(20)	(19)
Asset impairments	f	7	8
Other	g	(3)	(3)
Tax on dividends	h	(79)	(48)
Deferred taxation effect of adjustments		42	49
Effect of United States GAAP adjustments on minority interests		(3)	(3)

Total effect of United States GAAP adjustments		(49)	(29)

Shareholders' equity determined under United States GAAP		1,909	1,572

Comprehensive income

	2003	2002	2001
	(US$ million)
Net profit determined under South African GAAP	149	220	138
Other comprehensive income, net of tax
Foreign currency translation adjustments	52	39	47
Gain on revaluation of hedging instruments*	—	8	8
Loss on revaluation of hedging instruments*	(14)	(5)	—
Additional minimum pension fund liability	(14)	(91)	—

Comprehensive income	173	171	193

*
There have been minimal releases to the income statement relating to the revaluation of hedging instruments during the periods under review.

        There are no taxation effects applicable to the above other comprehensive income items, other than the additional pension fund liability and the gain and loss of hedging instruments. These were shown net of US$7 million tax (September 2002: US$23 million; September 2001: US$3 million).

Accumulated other comprehensive income balances (based on South African GAAP numbers)

	Foreign Currency Translation Adjustments	Goodwill Written Off	Revaluation of Derivative Instruments	Additional Minimum Liability Pension	Total Accumulated Other Comprehensive Income
	(US$ million)
Balance—September 2000	54	(53)	—	—	1
As previously stated	(971)	(53)	—	—	(1,024)
Restatement as a result of the implementation of AC 430	1,025	—	—	—	1,025
Current period change*	47	—	8	—	55
As previously stated	(118)	—	8	—	(110)
Restatement as a result of the implementation of AC 430	165	—	—	—	165
Balance—September 2001	101	(53)	8	—	56
As previously stated	(1,089)	(53)	8	—	(1,134)
Restatement as a result of the implementation of AC 430	1,190	—	—	—	1,190
Current period change*	39	—	3	(91)	(49)
As previously stated	(62)	—	3	(91)	(150)
Restatement as a result of the implementation of AC 430	101	—	—	—	101
Balance—September 2002	140	(53)	11	(91)	7
As previously stated	(1,151)	(53)	11	(91)	(1,284)
Restatement as a result of the implementation of AC 430	1,291	—	—	—	1,291
Current period change	52	—	(14)	(14)	24

Balance—September 2003	192	(53)	(3)	(105)	31

*
There have been minimal releases to the income statement relating to the revaluation of hedging instruments during the periods under review.

The Sappi Limited Share Incentive Trust

        Refer note 32 for details of this trust.

        The following table summarises the status of Share Options and Allocation Share Options outstanding and exercisable as of September 2003:

Share options outstanding			Share options exercisable
Range of exercise price (US$)	Number	Wtd avg remaining life	Wtd avg exercise price (US$)*	Number	Wtd avg exercise price (US$)*
2.79 to 3.11	641,700	59 months	3.00	556,220	2.98
4.9	60,200	41 months	4.90	60,200	4.90
6.87 to 10.13	1,481,662	57 months	7.44	767,622	7.47
15.76 to 20.65	1,616,100	88 months	17.03	80,400	20.53

	3,799,662			1,464,442

Allocation shares options outstanding			Allocation shares options exercisable
Range of exercise price (US$)	Number	Wtd avg remaining life	Wtd avg exercise price (US$)*	Number	Wtd avg exercise price (US$)*
2.79 to 3.87	595,400	58 months	3.15	529,420	3.16
4.90 to 6.87	635,650	61 months	6.34	335,400	5.97
7.55 to 10.81	583,100	53 months	7.91	337,060	7.80
13.26	10,000	95 months	13.26	—	—
17.10 to 20.65	1,145,800	82 months	18.68	138,530	20.55

	2,969,950			1,340,410

        135,150 Trust shares (September 2002: 533,350) were granted at a weighted average exercise price per share of US$15.83 during the year ended September 2003 (September 2002: US$13.20).

*
The share options are issued in South African Rands. They have been translated at the closing rate for the year of US$1 to ZAR 7.1288 (September 2002: US$1 to ZAR 10.5400).

Pro forma disclosure

        The Company applies the intrinsic value-based methodology permitted by SFAS 123 (as amended by SFAS 148) in accounting for the Share Options and Allocation Share Options. Accordingly, no compensation expense has been recognised. The Company has adopted the disclosure-only provisions of SFAS 123. Had the compensation cost for Share Option and Allocation Share Options awards under the Scheme been determined based on their fair value at the grant date, the Company's net profit, basic earnings per share and the diluted earnings per share would have been as follows:

	2003	2002
US GAAP net profit as reported	US$154 million	US$236 million
Compensation cost, net of tax, that would have been included in net income if the fair value method was applied	US$6 million	US$5 million

Pro forma US GAAP net profit	US$148 million	US$231 million

US GAAP basic earnings per share as reported	68 US cents	103 US cents
Compensation cost, net of tax, that would have been included in net income if the fair value method was applied	2 US cents	2 US cents

Pro forma US GAAP basic earnings per share	66 US cents	101 US cents

US GAAP diluted earnings per share as reported	67 US cents	102 US cents
Compensation cost, net of tax, that would have been included in net income if the fair value method was applied	2 US cents	2 US cents

Pro forma US GAAP diluted earnings per share	65 US cents	100 US cents

        The weighted average fair value of the Share Options granted in 2003 is estimated as US$4.32 (September 2002: US$4.13) on the date of grant. The exercise price was equal to the market price of the ordinary shares on the grant date for all of the Share Options granted during 2003 and 2002. The weighted average fair value of the Allocation Share Options granted in 2003 is estimated as US$4.38 (September 2002: US$4.34) on the date of grant. The foregoing impact on compensation costs, calculated in accordance with the fair value method described in SFAS 123, was determined under the Black-Scholes method using the following weighted average assumptions.

Share Options	2003	2002
Risk-free interest rate	5.4%	5.6%
Expected life	5 years	5 years
Expected volatility	35%	40%
Expected dividends	2.2%	2.4%
Allocation Shares	2003	2002
Risk-free interest rate	5.4%	5.6%
Expected life	5 years	5 years
Expected volatility	35%	40%
Expected dividends	2.2%	2.4%

New accounting standards

        The South African Accounting Practices Board ("APB") issued statement AC 137 "Agriculture" in November 2001. This statement is effective for financial statements periods beginning on or after 1 January 2003. The objective of this statement is to prescribe the accounting treatment and related financial statement presentation and disclosures for agricultural activity, which is the management of the transformation of biological assets (living animals or plants) into agricultural produce or into additional biological assets. The Group will adopt AC 137 in financial year September 2004 and has evaluated the effects of the statement. In future we will not capitalise silvicultural expenses and finance costs to plantations nor will we amortise plantations to the income statement. Movements in the fair value of plantations will impact operating profit. This change could lead to increased volatility going forward. There is expected to be no effect on previously reported equity and balance sheet items. Certain line items of previously reported income statements will, however, be affected.

        The APB issued statement AC 138 "First-time adoption of IFRS" in August 2003. This statement applies when an entity adopts International Financial Reporting Standards ("IFRS") for the first time by an explicit and unreserved statement of compliance with IFRS. This standard is applicable for an entity that applies IFRS for the first time in its financial statements, for a period beginning on or after 1 January 2004. It sets out the procedures that an entity must follow when it adopts IFRS for the first time as the basis for preparing its general purpose financial statements. Under the new JSE Listing Rules the Group need to apply IFRS only for the year ended 30 September 2006. We will evaluate the impact on the Group's financial statements, but do not expect the first-time adoption of IFRS in line with this standard to have a material effect.

        The APB issued statement AC 501 "Accounting for South African secondary tax on companies (STC)" in November 2003. This statement is effective for financial statements periods beginning on or after 1 January 2004. This statement addresses the accounting treatment and disclosure requirements of STC in an entity's financial statements. The Group will adopt AC 501 in financial year September 2005 and is currently evaluating the effects of the statement.

        The APB issued exposure draft ED 155 "Improvements" in May 2002 and does not yet have an effective date for implementation. This exposure draft is on improvements to South African Accounting Standards and proposes substantial revisions to certain standards and lesser revisions to some others. The Group will adopt ED 155 when it becomes effective and is currently evaluating the effects of the exposure draft.

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

        The APB issued exposure draft ED 160 "Share-based payments" in November 2002 and does not yet have an effective date for implementation. The objective of this exposure draft is to ensure that an entity recognises all share-based payment transactions in its financial statements, measured at fair value, so as to provide high quality, transparent and comparable information to users of financial statements. The Group will adopt ED 160 when it becomes effective and is currently evaluating the effects of the exposure draft.

        The APB issued exposure draft ED 161 "Business combinations" in December 2002 and has an expected effective date for December 2005 year ends. The objective of this exposure is to improve the quality of, and seek international convergence on, the accounting for business combinations. The Group will adopt ED 161 when it becomes effective and is currently evaluating the effects of the exposure draft.

        The APB issued exposure draft ED 164 "Disposal of non-current assets and presentation of discontinued operations" in July 2003 and has an expected effective date for December 2005 year ends. The objective of this exposure draft is to improve the information in financial statements about assets and disposal Groups that are to be disposed of and discontinued operations. The Group will adopt ED 164 when it becomes effective and is currently evaluating the effects of the exposure draft.

        The APB issued exposure draft ED 167 "Alignment of text of Statements of GAAP with that of IFRS" in September 2003 and has an expected effective date for December 2005 year ends. The objective of this exposure draft is to amend South African Statements of GAAP that are already in existence to be in line with IFRS. The Group will adopt ED 167 when it becomes effective and is currently evaluating the effects of the exposure draft.

        The APB issued exposure draft ED 169 "Changes in decommissioning, restoration and similar liabilities" in September 2003 and does not yet has an effective date for implementation. The objective of this exposure draft is to address the accounting for changes in decommissioning, restoration and similar liabilities. The Group will adopt ED 169 when it becomes effective and is currently evaluating the effects of the exposure draft.

        In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities—and Interpretation of ARB No. 51". This interpretation applies immediately to Variable Interest Entity ("VIE") created after 31 January 2003, and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after 15 December 2003, to VIEs in which an enterprise holds a variable interest that it acquired before 1 February 2003. FIN 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The interpretation applies to public enterprises as of the beginning of the applicable interim or annual period. FIN 46 changes the current practice of assessing consolidation only based on voting interests. Under the new interpretation, a reporting company has to assess if the entities with which it has business relationships are VIEs. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties. If an entity is a VIE, the reporting company is required to assess if it has a Variable Interest ("VI") in the VIE. VIs in a VIE are contractual, ownership, or other pecuniary interests in an entity that change with changes in the entity's net asset value. Guidance is given in FIN 46 on how to identify VIEs and to assess an interest in a VIE. The Group will implement FIN 46 in financial year September 2004 and is currently evaluating the effects of the new statement.

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

        Non-executive directors' fees are proposed by the Executive Committee, agreed by the Human Resources committee, and approved by the Board.

		2003
Director	Country of Residence	Board Fees	Committee Fees	Travel allowance	Consultancy Fees	Total
		(US$)
DC Brink	South Africa	19,208	18,007	6,000	—	43,215
TL de Beer	South Africa	19,208	32,413	6,000	—	57,621
JS Chalsty	United States	40,000	35,000	10,000	—	85,000
M Feldberg*	United States	40,000	—	6,000	—	46,000
M Haymon**	United States	30,000	—	6,000	86,250	122,250
WE Hewitt#	South Africa	—	—	—	—	—
DNA Hunt-Davis	South Africa	19,208	29,612	6,000	—	54,820
K de Kluis	Belgium	42,405	55,740	8,000	—	106,145
D Konar*	South Africa	19,208	12,005	6,000	—	37,213
KR Lechmere-Oertel#	South Africa	—	—	—	—	—
FA Sonn	South Africa	19,208	6,002	6,000	—	31,210
AGJ Vlok##	South Africa	9,604	—	4,000	—	13,604

		258,049	188,779	64,000	86,250	597,078

*
Appointed in March 2002.
**
Appointed as non-executive director in January 2003, retired as executive director in December 2002.
#
Retired in February 2002.
##
Retired in March 2003.

		2002
Director	Country of Residence	Board Fees	Committee Fees	Total
		(US$)
DC Brink	South Africa	9,393	8,539	17,932
TL de Beer	South Africa	9,393	11,386	20,779
JS Chalsty	United States	37,500	33,750	71,250
M Feldberg*	United States	22,950	—	22,950
M Haymon**	United States	—	—	—
WE Hewitt#	South Africa	4,365	—	4,365
DNA Hunt-Davis	South Africa	9,393	11,386	20,779
K de Kluis	Belgium	36,397	33,088	69,485
D Konar*	South Africa	5,757	506	6,263
KR Lechmere-Oertel#	South Africa	4,365	1,328	5,693
FA Sonn	South Africa	9,393	2,846	12,239
AGJ Vlok##	South Africa	9,393	—	9,393

		158,299	102,829	261,128

*
Appointed in March 2002.
**
Appointed as non-executive director in January 2003, retired as executive director in December 2002.
#
Retired in February 2002.
##
Retired in March 2003.

		2001
Director	Country of Residence	Board Fees	Committee Fees	Total
		(US$)
DC Brink	South Africa	11,562	10,493	22,055
TL de Beer	South Africa	11,562	14,012	25,574
JS Chalsty	United States	35,000	31,500	66,500
M Feldberg*	United States	—	—	—
M Haymon**	United States	—	—	—
WE Hewitt#	South Africa	11,562	—	11,562
DNA Hunt-Davis	South Africa	11,562	10,493	22,055
K de Kluis	Belgium	33,119	30,239	63,358
D Konar*	South Africa	—	—	—
KR Lechmere-Oertel#	South Africa	11,562	3,519	15,081
FA Sonn	South Africa	11,562	—	11,562
AGJ Vlok##	South Africa	11,562	—	11,562

		149,053	100,256	249,309

*
Appointed in March 2002.
**
Appointed as non-executive director in January 2003, retired as executive director in December 2002.
#
Retired in February 2002.
##
Retired in March 2003.

Executive Directors

		2003
Director	Country of Residence	Salary	Bonuses and performance related payments	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Benefit received from Credit Scheme Share Funding	Total
		(US$)
MR Haymon#	United States	182,307	—	—	8,343	7,547	198,197
JL Job	South Africa	221,434	180,347	3,917	61,227	—	466,925
JCA Leslie*	South Africa	382,864	—	601	103,265	—	486,730
W Pfarl	Belgium	541,853	347,876	—	120,392	—	1,010,121
WH Sheffield**	United Kingdom	644,178	387,640	19,222	180,635	61,398	1,293,073
DG Wilson	South Africa	175,832	140,150	4,008	48,441	—	368,431
E van As##	South Africa	517,835	433,752	4,630	136,309	—	1,092,526

		2,666,303	1,489,765	32,378	658,612	68,945	4,916,003

*
Appointed as executive director in April 2003.
#
Retired as executive director in December 2002, appointed as non-executive director in January 2003.
##
Retired as executive director in September 2003, appointed as non-executive Chairman in October 2003.
**
Resigned as executive director in November 2003.

		2002
Director	Country of Residence	Salary	Bonuses and performance related payments	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Benefit received from Credit Scheme Share Funding	Total
		(US$)
MR Haymon#	United States	785,000	161,700	—	70,992	2,020	1,019,712
JL Job	South Africa	165,466	67,794	3,840	43,984	—	281,084
JCA Leslie*	South Africa	—	—	—	—	—	—
W Pfarl	Belgium	439,183	199,007	—	86,517	—	724,707
WH Sheffield**	United Kingdom	565,606	117,673	43,586	121,745	30,160	878,770
DG Wilson	South Africa	133,183	80,926	2,304	35,810	—	252,223
E van As##	South Africa	376,083	240,592	3,172	96,918	—	716,765

		2,464,521	867,692	52,902	455,966	32,180	3,873,261

*
Appointed as executive director in April 2003.
#
Retired as executive director in December 2002, appointed as non-executive director in January 2003.
##
Retired as executive director in September 2003, appointed as non-executive Chairman in October 2003.
**
Resigned as executive director in November 2003.

		2001
Director	Country of Residence	Salary	Bonuses and performance related payments	Sums paid by way of expense allowance	Contributions paid under a pension and medical aid scheme	Benefit received from Credit Scheme Share Funding	Total
		(US$)
MR Haymon#	United States	762,500	526,000	—	61,227	39,835	1,389,562
JL Job	South Africa	177,768	142,213	4,213	40,575	—	364,769
JCA Leslie*	South Africa	—	—	—	—	—	—
W Pfarl	Belgium	410,150	248,922	—	89,683	—	748,755
WH Sheffield**	United Kingdom	230,762	—	10,574	46,368	—	287,704
DG Wilson	South Africa	144,303	125,348	1,974	33,319	—	304,944
E van As##	South Africa	392,884	357,319	3,263	86,712	—	840,178

		2,118,367	1,399,802	20,024	357,884	39,835	3,935,912

*
Appointed as executive director in April 2003.
#
Retired as executive director in December 2002, appointed as non-executive director in January 2003.
##
Retired as executive director in September 2003, appointed as non-executive Chairman in October 2003.
**
Resigned as executive director in November 2003.

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

        Bonus and performance related payments are based on corporate and individual performance. Under this, executives may be awarded up to 91% of annual salary if Group and personal performance objectives as agreed by the Human Resources Committee are met. Bonuses relate to amounts paid in the current year, but based on the previous year's performance.

        Average exchange rates for the year concerned are again applied in the tables in converting the currency of payment into US dollars.

Details of directors' service contracts

        The executive directors have service contracts with notice periods of 2 years or less. These notice periods are in line with international norms for executive directors.

        The non-executive directors do not have service contracts with the company.

        None of the directors have provisions for pre-determined compensation on termination of their contracts exceeding 2 years' gross remuneration and benefits in kind.

40.   DIRECTORS' INTERESTS

        The following table sets out the directors' interests in the shares in Sappi Limited. For the purpose of this table, directors' interests are those in shares owned either directly or indirectly as well as those shares in respect of which directors have vested obligations to purchase shares or repay loans in terms of the Sappi Limited Share Incentive Trust.

	2003			2002
	Direct Interests			Direct Interests
			Indirect Interests			Indirect Interests
		Vested Obligations to Purchase or Repay Loans			Vested Obligations to Purchase or Repay Loans
Director
	Beneficial		Beneficial	Beneficial		Beneficial
Non-Executive Directors
DC Brink	—	—	10,000	—	—	10,000
TL de Beer	5,000	—	—	—	—	—
JS Chalsty	10,000	—	—	10,000	—	—
M Feldberg*	—	—	—	Appointed as director in 2002
MR Haymon***	30,420	—	—	—	—	—
DNA Hunt-Davis	—	—	—	—	—	—
K de Kluis	4,000	—	—	4,000	—	—
D Konar*	—	—	—	Appointed as director in 2002
FA Sonn	—	—	—	—	—	—
AGJ Vlok	Retired as director 2003			25,000	—	—
Executive Directors
MR Haymon***	—	—	—	32,920	8,000	—
JL Job	1,941	46,000	—	1,941	21,000	—
JC Leslie**	—	—	—	—	—	—
W Pfarl	—	26,000	—	—	15,000	—
WH Sheffield****	—	23,000	—	—	10,000	—
DG Wilson	2,992	41,000	—	2,992	23,000	—
E van As	119,170	300,000	223,466	222,146	205,000	120,490

TOTAL	173,523	436,000	233,466	298,999	282,000	130,490

*
Appointed in March 2002.
**
Appointed in April 2003.
***
Appointed as non-executive director in January 2003, retired as executive director in December 2002.
****
Resigned as executive director in November 2003.

Changes in directors' interests after year-end

        There have been no changes in the above interests since 28 September 2003.

41.   DIRECTORS' PARTICIPATION IN THE SAPPI LIMITED SHARE INCENTIVE TRUST

Share options and Allocation shares

        The following table sets out all share options (whether vested or unvested) and all other unvested allocation shares granted to, and exercised by, each executive director in terms of the Sappi Limited Share Incentive Trust during the year ended September 2003. Details of sales are included in the second table.

        Non-executive directors do not have any Allocation shares or Share options. Executive directors who retire have 12 months in which to settle their Share options and Allocation shares.

	M R Haymon		J L Job		J C A Leslie		W Pfarl
Executive Directors
	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares
Outstanding at September 2002
Number of shares held		66,000		133,000		—		165,000
Issue 21	—	—	—	—	—	—	—	—
Issue 22	R 19.90	3,000	—	—	—	—	R 19.90	16,000
Issue 22a	—	—	—	—	—	—	—	—
Issue 23	R 22.10	6,000	—	—	—	—	R 22.10	44,000
Issue 23a	—	—	R 39.00	48,000	—	—	—	—
Issue 24	R 53.85	27,000	R 53.85	30,000	—	—	R 53.85	50,000
Issue 25	R 49.00	30,000	R 49.00	25,000	—	—	R 49.00	25,000
Issue 25a	—	—	—	—	—	—	—	—
Issue 26	—	—	R 147.20	30,000	—	—	R 147.20	30,000
Weighted average remaining life		70 months		78 months				73 months

Offered and accepted
Issue 27	—	—	R 112.83	30,000	—	—	R 112.83	30,000
Issue 27a	—	—	—	—	R 115.00	250,000	—	—

Paid for
Number of shares		66,000		—		—		—
Weighted average allocated price		R 47.22

Returned, lapsed and forfeited
Number of shares		—		—		—		30,000
Weighted average allocated price								R 147.20

Outstanding at September 2003
Number of shares held		—		163,000		250,000		165,000
Issue 21	—	—	—	—	—	—	—	—
Issue 22	—	—	—	—	—	—	R 19.90	16,000
Issue 22a	—	—	—	—	—	—	—	—
Issue 23	—	—	—	—	—	—	R 22.10	44,000
Issue 23a	—	—	R 39.00	48,000	—	—	—	—
Issue 24	—	—	R 53.85	30,000	—	—	R 53.85	50,000
Issue 25	—	—	R 49.00	25,000	—	—	R 49.00	25,000
Issue 25a	—	—	—	—	—	—	—	—
Issue 26	—	—	R 147.20	30,000	—	—	—	—
Issue 27	—	—	R 112.83	30,000	—	—	R 112.83	30,000
Issue 27a	—	—	—	—	R 115.00	250,000	—	—
Weighted average remaining life		—		70 months		89 months		63 months

Changes in Executive Directors' Share options and Allocation shares after year-end

There have been no further movements in the above share options and allocation shares since 28 September 2003.

								Total 2002
	W H Sheffield*		D G Wilson		E van As		Total 2003
Executive Directors
	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	No of shares	No of shares
Outstanding at September 2002
Number of shares held		65,000		148,000		430,000	1,007,000	929,000
Issue 21	—	—	—	—	R 34.90	40,000
Issue 22	—	—	—	—	R 19.90	30,000
Issue 22a	—	—	—	—	R 27.90	100,000
Issue 23	—	—	—	—	R 22.10	60,000
Issue 23a	—	—	R 21.30	48,000	—	—
Issue 24	—	—	R 53.85	50,000	R 53.85	100,000
Issue 25	—	—	R 49.00	25,000	R 49.00	50,000
Issue 25a	R 61.00	50,000	—	—	—	—
Issue 26	R 147.20	15,000	R 147.20	25,000	R 147.20	50,000
Weighted average remaining life		82 months		75 months		69 months

Offered and accepted
Issue 27	R 112.83	30,000	R 112.83	30,000	R 112.83	50,000	170,000
Issue 27a	—	—	—	—	—	—	250,000

Paid for
Number of shares		—		—		—	66,000
Weighted average allocated price

Returned, lapsed and forfeited
Number of shares		—		—		—	30,000
Weighted average allocated price

Outstanding at September 2003
Number of shares held		95,000		178,000		480,000	1,331,000	843,000
Issue 21	—	—	—	—	R 34.90	40,000
Issue 22	—	—	—	—	R 19.90	30,000
Issue 22a	—	—	—	—	R 27.90	100,000
Issue 23	—	—	—	—	R 22.10	60,000
Issue 23a	—	—	R 21.30	48,000	—	—
Issue 24	—	—	R 53.85	50,000	R 53.85	100,000
Issue 25	—	—	R 49.00	25,000	R 49.00	50,000
Issue 25a	R 61.00	50,000	—	—	—	—
Issue 26	R 147.20	15,000	R 147.20	25,000	R 147.20	50,000
Issue 27	R 112.83	30,000	R 112.83	30,000	R 112.83	50,000
Issue 27a	—	—	—	—	—	—
Weighted average remaining life		76 months		67 months		61 months

Changes in Executive Directors' Share options and Allocation shares after year-end

There have been no further movements in the above share options and allocation shares since 28 September 2003.

*
Resigned as executive director in November 2003

	Sales of Sappi Limited Share Incentive Trust shares for the year ended September 2003
Director	Date sold	Number of shares sold	Allocation price	Market value at date of sale	Gains on shares sold US$*
Executive directors
MR Haymon—Trust Shares	13 December 2002	6,000	R 22.10	R 112.00	60,670
	13 December 2002	4,000	R 53.85	R 112.00	25,417
	27 March 2003	6,000	R 19.90	R 99.00	62,586
	27 March 2003	8,000	R 53.85	R 97.44	43,547
	16 May 2003	6,000	R 22.10	R 94.10	57,085
	22 May 2003	1,000	R 22.10	R 93.00	9,320
	22 May 2003	3,000	R 19.90	R 93.00	28,945
	23 May 2003	3,000	R 22.10	R 95.50	28,898
	28 May 2003	2,000	R 22.10	R 97.00	19,349
	28 May 2003	3,000	R 53.85	R 97.00	15,876
	4 June 2003	4,000	R 53.85	R 104.25	24,909
	5 June 2003	4,000	R 53.85	R 105.28	25,418
	6 June 2003	2,000	R 53.85	R 104.10	12,417
	22 August 2003	1,000	R 53.85	R 98.00	5,959
MR Haymon—Share Options	27 March 2003	3000	R 19.90	R 99.00	29,737
	27 March 2003	5000	R 22.10	R 92.60	44,164
	16 May 2003	1000	R 22.10	R 94.10	9,047
	16 May 2003	6000	R 53.85	R 94.10	30,234
	22 August 2003	21000	R 53.85	R 98.17	125,663
	8 August 2003	23000	R 49.00	R 93.50	137,539
	15 August 2003	5000	R 49.00	R 95.20	31,288
	22 August 2003	2000	R 49.00	R 98.70	13,430
JL Job	—	—	—	—	—
JCA Leslie	—	—	—	—	—
W Pfarl	—	—	—	—	—
WH Sheffield**	—	—	—	—	—
DG Wilson	—	—	—	—	—
E van As	—	—	—	—	—

TOTAL		119,000			841,498

	Sales of Sappi Limited Share Incentive Trust shares for the year ended September 2002
Director	Date sold	Number of shares sold	Allocation price	Market value at date of sale	Gains on shares sold US$*
Executive directors
MR Haymon—Trust Shares	22 March 2002	36,000	R 19.90	R 159.34	436,926
	23 May 2002	2,000	R 56.75	R 145.36	17,547
	23 May 2002	18,000	R 22.10	R 145.36	219,671
	26 June 2002	714	R 56.75	R 146.50	6,206
	26 June 2002	9,000	R 22.10	R 146.50	108,436
	26 June 2002	4,000	R 53.85	R 146.50	35,893
MR Haymon—Share Options	22 March 2002	12,000	R 19.90	R 159.34	145,642
	22 March 2002	2,000	R 22.10	R 159.34	23,891
	23 May 2002	5,000	R 22.10	R 146.00	61,337
	26 June 2002	2,000	R 22.10	R 147.00	24,194
	26 June 2002	3,000	R 53.85	R 147.00	27,065
JL Job	19 November 2001	16,000	R 39.00	R 96.20	94,892
	23 May 2002	20,000	R 53.85	R 146.50	183,465
JCA Leslie	—	—	—	—	—
W Pfarl	27 March 2002	24,000	R 19.90	R 148.85	269,935
	27 March 2002	16,000	R 22.10	R 148.85	176,886
WH Sheffield**	—	—	—	—	—
DG Wilson	14 May 2002	16,000	R 21.30	R 144.98	195,735
E van As	—	—	—	—	—

TOTAL		185,714			2,027,721

	Sales of Sappi Limited Share Incentive Trust shares for the year ended September 2001
Director	Date sold	Number of shares sold	Allocation price	Market value at date of sale	Gains on shares sold US$*
Executive directors
MR Haymon—Trust Shares	19 June 2001	13,000	R 56.75	R 71.25	23,450
MR Haymon—Share Options	—	—	—	—	—
JL Job	8 May 2001	16,000	R 39.00	R 75.17	72,376
JCA Leslie	—	—	—	—	—
W Pfarl	6 March 2001	40,000	R 19.90	R 67.75	245,306
WH Sheffield**	—	—	—	—	—
DG Wilson	6 March 2001	16,000	R 21.30	R 69.10	98,020
E van As	9 February 2001	45,000	R 19.90	R 60.00	227,124
		40,000	R 22.10	R 60.00	190,812

TOTAL		170,000			857,088

*
Converted from South African Rands to US Dollars at the exchange rates on the date of sale.
**
Resigned as executive director in November 2003.

Shares issued that have not yet been fully paid for

        The following table sets out details of shares issued to each executive director in terms of the Sappi Limited Share Incentive Trust that have not yet been fully paid for.

	Shares issued not yet fully paid for at September 2003				Shares issued not yet fully paid for at September 2002
Director	Number of shares held	Weighted average of allocated price	Weighted average remaining life	Value of outstanding loan (ZAR)	Number of shares held	Weighted average of allocated price	Weighted average remaining life	Value of outstanding loan (ZAR)
Executive directors
MR Haymon	—	—	—	—	9,000	R 19.90	63 months	155,046
MR Haymon	—	—	—	—	18,000	R 22.10	74 months	354,511
MR Haymon	—	—	—	—	26,000	R 53.85	63 months	1,400,100
JL Job	—	—	—	—	—	—	—	—
JCA Leslie	—	—	—	—	—	—	—	—
W Pfarl	—	—	—	—	—	—	—	—
WH Sheffield*	50,000	R 61.00	67 months	3,023,853	50,000	R 61.00	79 months	3,023,853
WH Sheffield*	15,000	R 147.20	78 months	2,208,000	15,000	R 147.20	90 months	2,208,000
DG Wilson	—	—	—	—	—	—	—	—
E van As	24,813	R 56.75	26 months	1,362,000	24,813	R 56.75	38 months	1,362,000

TOTAL	89,813			6,593,853	142,813			8,503,510

*
Resigned as executive director in November 2003.

SAPPI

GROUP ANNUAL FINANCIAL STATEMENT SCHEDULE
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Balance— beginning of year	Costs and expenses	Deductions (principally write-offs)	Foreign currency translation difference	Balance— end of year
	(US$ million)
Allowance for doubtful debts:
September 2001	11	4	(1)	—	14
September 2002	14	1	2	—	17
September 2003	17	9	(1)	1	26

S-1