Form 20-F
period 2004-09-26
SAPPI LTD
filed 2004-12-17
CIK 1072483

Use these links to rapidly review the document
TABLE OF CONTENTS
SAPPI FINANCIAL INDEX

As filed with the Securities and Exchange Commission on December 17, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 26, 2004

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

  •
  references to "euro", "EUR" and "€" are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on the European Union;

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

  •
  references to "market share" are based upon sales volumes in a specified geographic region during the fiscal year ended September 26, 2004; and

  •
  references to "the Potlatch acquisition" are to the acquisition on May 13, 2002 of Potlatch Corporation's coated fine paper business in an asset purchase. The acquisition included Potlatch's Cloquet, Minnesota pulp and paper mill as well as the brands, order book and working capital of the Cloquet mill and the brands, order book and inventories of Potlatch's Brainerd, Minnesota paper mill for an aggregate purchase price of $483 million. We did not acquire Potlatch's Brainerd mill, which Potlatch has closed.

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

ACCOUNTING PERIODS AND PRINCIPLES

        Unless otherwise specified, all references in this Annual Report to a "fiscal year" and "year ended" of Sappi Limited refer to a twelve-month financial period. All references in this Annual Report to fiscal 2004, fiscal 2003, fiscal 2002, fiscal 2001 or fiscal 2000 or the year ended September 2004, 2003, 2002, 2001 or 2000 refer to Sappi Limited's twelve-month financial periods ended on September 26, 2004, September 28, 2003, September 29, 2002, September 30, 2001 and September 27, 2000, respectively; references in this Annual Report to fiscal 2005 refer to the period beginning September 27, 2004 and ending October 2, 2005. Our Group annual financial statements included elsewhere in this Annual Report have been prepared in conformity with South African generally accepted accounting principles ("South African GAAP" or "SA GAAP"), which differ in certain significant respects from United States generally accepted accounting principles ("United States GAAP" or "US GAAP"); see note 40 to our Group annual financial statements included elsewhere in this Annual Report. On May 13, 2002, we acquired the coated fine paper business of Potlatch Corporation. Our Group annual financial statements for the year ended September 2002 include the results for the acquired coated fine paper business since its acquisition.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

        We publish our Group annual financial statements and all financial data presented in this Annual Report in US dollars on a nominal (non-inflation adjusted) basis. For information regarding the conversion to US dollars in fiscal 2004, 2003 and 2002, see note 2 to our Group annual financial statements included elsewhere in this Annual Report.

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

        These factors are fully discussed in this Annual Report. For further discussion on these factors, see "Item 3—Key Information-Selected Financial Data", "Item 3—Key Information-Risk Factors", "Item 4—Information on the Company", "Item 5—Operating and Financial Review and Prospects—Operating Results", "Item 10—Additional Information-Exchange Controls" and note 35 to our Group annual financial statements included elsewhere in this Annual Report. You are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Annual Report and are not intended to give any assurance as to future results. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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

        We prepare our Group annual financial statements according to South African generally accepted accounting principles. There are significant differences between these principles and those applied in the United States. You can read about the principal differences in note 40 to our Group annual financial statements included elsewhere in this Annual Report.

	Year Ended September
	2004	2003	2002	2001	2000
	(US$ million, except per share and number of shares data)
Consolidated Income Statement Data:
South African GAAP:
Sales(1)	4,728	4,299	3,729	4,184	4,718
Operating profit(4)(6)	188	272	402	239	670
Net profit(6)	98	143	221	138	363
Basic earnings per share (US cents)(6)	43	62	96	59	153
Diluted earnings per share (US cents)(6)	43	62	95	59	151
Dividends per share (US cents)(3)	30	29	28	26	25
United States GAAP:
Sales(1)	4,728	4,299	3,729	4,184	4,718
Operating profit(2)(8)	121	282	400	273	706
Extraordinary items(2)	—	—	6	5	10
Net profit(8)	52	154	236	130	368
Basic earnings per share (US cents)(8)	23	68	103	56	157
Diluted earnings per share (US cents)(8)	23	67	102	56	155
Dividends per share (US cents)(3)	30	29	28	26	25
Consolidated Balance Sheet Data:
South African GAAP:
Total assets(6)	6,106	5,817	4,727	4,554	4,841
Operating assets(5)	5,576	5,192	4,468	4,046	4,437
Total long-term borrowings	1,693	1,742	1,455	1,012	1,278
Shareholders' equity(6)	2,119	1,945	1,597	1,497	1,618
United States GAAP:
Total assets(6)	6,424	6,095	4,931	4,766	5,056
Operating assets(5)(6)	5,894	5,470	4,672	4,258	4,652
Total long-term borrowings(8)	1,904	1,867	1,561	1,111	1,351
Shareholders' equity(3)	1,997	1,917	1,580	1,561	1,677

Other Information:
South African GAAP:
EBITDA(7)	653	667	740	590	1,037
Weighted average number of ordinary shares in issue (in million)	226.3	229.1	230.2	232.8	236.9
United States GAAP:
EBITDA(6)(7)	571	666	743	618	1,072
Weighted average number of ordinary shares in issue (in million)	225.0	227.6	228.8	231.0	234.5

(1)
Sales are defined in note 2 to our Group annual financial statements included elsewhere in this Annual Report.
(2)
Certain items, which are included under Operating profit under SA GAAP, are included under Extraordinary items for US GAAP. For more information refer to note 40 to our Group annual financial statements included elsewhere in this Annual Report.
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
(4)
Operating profit has been restated to take into account the requirements of circular 3/2004 issued by the South African Institute of Chartered Accountants. Previously non-trading (profit) loss items were excluded from operating profit. The impact of the inclusion is decrease of operating profit for SA GAAP for 2003, 2002, 2001 and 2000 of US$27 million; US$17 million; US$207 million and US$2 million respectively. There has been no effect on net income or shareholder's equity. There is no impact upon US GAAP operating profit, net income and shareholders' equity. For more information refer to note 40 to our Group annual financial statements included elsewhere in this Annual Report.
(5)
Operating assets are defined in note 36 to our Group annual financial statements included elsewhere in this Annual Report.
(6)
Operating profit, Net profit, Basic earnings per share (US Cents), Diluted earnings per share, Total assets, Operating assets, Shareholders' Equity and EBITDA have been restated under SA GAAP to take into account the effect of adopting the new agriculture accounting statement AC 137. The effect on operating profit and EBITDA is an increase of US$13 million for 2003 and an increase of US$30 million for 2002. The effect on net profit is a decrease of US$6 million for 2003 and an increase of US$1 million for 2002. The effect on basic earnings per share is a decrease of 3 US Cents and an increase of 1 US Cents for 2003 and 2002 respectively. The effect on diluted earnings per share is a decrease of 2 US Cents and an increase of 1 US Cents for 2003 and 2002 respectively. The effect on total assets and operating assets is a decrease of US$18 million, US$6 million and US$9 million for 2003, 2002 and 2001 respectively. The effect on equity is a decrease of US$13 million, US$4 million and US$6 million for 2003, 2002 and 2001 respectively.
(7)
In connection with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit and recalculated EBITDA. As a result our definition has been amended to retain non-trading profit/loss and minority interest as part of EBITDA. EBITDA represents earnings before interest (net finance costs), tax, depreciation and amortisation (including fellings). We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under SA GAAP or US GAAP. EBITDA is not a measure of performance under SA GAAP or US GAAP. EBITDA should not be construed as an alternative to operating profit as an indicator of the company's operations in accordance with SA GAAP or US GAAP. EBITDA is also presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes. However, EBITDA is presented on a Group basis, and there are regulatory and contractual limitations on our businesses' ability to transfer funds among each other. We may also incur tax costs with these transfers. As a result, EBITDA generated by one business may not be available to make payments on borrowings by another business. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully. See the Group income statement to our Group annual financial statements included elsewhere in this Annual Report for an explanation of the computation of net finance costs.
(8)
Previously long-term liabilities were overstated under US GAAP due to incorrect computation of imputed interest on a zero coupon bond entered into in December 1997 and settled in December 1999. The US GAAP operating and net profit has increased by US$2 million for 2000 and the basic earnings per share and diluted earnings per share for 2000 has increased by 1 US Cents and 2 US Cents respectively. The US GAAP total long-term borrowings have decreased by US$8 million for 2003, 2002, 2001 and 2000. The US GAAP equity has increased by US$8 million for 2003, 2002, 2001 and 2000.

        The following table reconciles Net profit to EBITDA.

	Year Ended September
	2004	2003	2002	2001	2000
	(US$ million)
South African GAAP:
Net profit	98	143	221	138	363
Add back:
Depreciation and amortisation (fellings)	465	395	338	351	380
Net finance costs	110	111	102	92	97
Taxation	(20)	18	79	9	197

EBITDA	653	667	740	590	1,037
United States GAAP:
Net profit	52	154	236	130	368
Add back:
Depreciation and amortisation (fellings)	450	385	349	350	388
Net finance costs	93	90	74	92	98
Taxation	(24)	37	84	46	218

EBITDA	571	666	743	618	1,072

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

        The majority of our fine paper sales consist of sales to merchants. The pricing of products for merchant sales can generally be changed upon between 30 to 90 days advance notice to the merchant. Sales to converters may be subject to longer notice periods for price changes. Such notice periods generally would not exceed 6 to 12 months. In southern Africa, we have entered into longer-term fixed-price agreements of between 6 to 12 months duration for primarily packaging paper and newsprint sales with domestic customers. Such agreements accounted for less than 5% of consolidated sales during fiscal 2004.

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

Insurance cover has become more restrictive, which has resulted in our paying significantly higher premiums and being unable to maintain the levels or types of insurance carried in the past.

        The events of September 11, 2001, and substantial property damage losses seriously affected the insurance industry, and led to significant increases in premiums and self-insured deductibles over the last few years in some of the components of our insurance structure. While we successfully placed the renewal of our 2005 insurance cover at rates lower than for previous years, including 2004 and self-insured deductibles for any one property damage occurrence have remained at US$25 million, with an unchanged aggregate limit of US$40 million, future similar events could result in further increases. In line with the previous years the Board decided not to take separate cover for losses from acts of terrorism, which is consistent with current practice in the paper manufacturing industry.

        From fiscal 2002, contrary to previous years, we have been unable to cover property damage and losses from business interruption and machinery breakdown to full value. While we believe our insurance provides adequate coverage for reasonably foreseeable losses, we continue working on improved enterprise risk management to lower the risk of incurring losses from uncontrolled incidents. For property damage and business interruption, there generally does not seem to be cost effective cover available to full value, however the directors believe that the loss limit cover of US$1 billion should be adequate for what they have determined as the reasonably foreseeable loss for any single claim. We are unable to assure you that actual losses will not exceed our coverage or that such excess will not be material.

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

        Our ratio of total interest-bearing borrowings to shareholders' equity has improved significantly in recent years, from 142% at September 1999, to 97% at September 2004. At September 2004, our total interest-bearing borrowings were $2,057 million.

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

        The labour contracts with the Paper and Allied Chemical Workers International union ("PACE"), the union representing paper workers, at our Westbrook and Somerset facilities are currently being negotiated. The Westbrook and Somerset contracts expired in May 2002 and January 2003 respectively, and the affected parties are working under contract extensions. Muskegon's contract expired in June 2004, and was replaced with a one year agreement which went into effect at the end of August 2004. Collective labour agreements have been renegotiated for all sites in Europe during the fiscal 2004, with minor disruption to operations at only one site. At our southern African mills wage negotiations occur annually and in 2004 negotiations were conducted without any industrial action. While we anticipate reaching agreements on new contracts at all affected sites, and do not expect a work stoppage to occur, in the event that agreements cannot be reached and a prolonged work stoppage that results in a curtailment of output ensues at any or all such sites, our business could be adversely affected.

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

        Fluctuations in the exchange rate between currencies, particularly the Rand and euro, in relation to the US dollar have in the past significantly affected and could in the future significantly affect our earnings.

        Since the adoption of the euro by the European Union on January 1, 1999 (when the euro was trading at approximately $1.18 per euro), it has fluctuated against the US dollar to approximately $1.23, $1.15 and $0.98 per euro at the end of fiscal 2004, 2003 and 2002, respectively. It reached a low of approximately $0.83 per euro on October 25, 2000 and, on December 10, 2004, was trading at approximately $1.32 per euro.

        In recent years, the value of the Rand against the US dollar has fluctuated considerably. It has moved against the US dollar to approximately R6.43, R7.13 and R10.54 per US dollar at the end of fiscal 2004, 2003 and 2002, respectively. The Rand reached a low of approximately R13.90 per US dollar on December 21, 2001. Since then, it has appreciated and on December 10, 2004 was trading at approximately R5.81 per US dollar.

        For further information, see notes 19 and 35 to our Group annual financial statements included elsewhere in this Annual Report and "Item 5—Operating and Financial Review and Prospects—Results—Foreign Exchange, Inflation and Interest Rates".

There are risks relating to South Africa that could affect your investment in our Company.

        We are incorporated in South Africa and own operations in southern Africa. As a result, there are risks relating to South Africa, that could affect an investment in our Company. These risks arise from the fact that we are subject to various economic, fiscal, monetary, regulatory, operational and political policies and factors that affect South African companies and their subsidiaries generally. See "Item 5—Operating and Financial Review and Prospects—South African Economic and Political Environment", "Item 5—Operating and Financial Review and Prospects—Foreign Exchange, Inflation and Interest Rates" and "Item 5—Operating and Financial Review and Prospects—South African Exchange Controls". While certain of these risks, for example regulatory and operational risks, are limited by the fact that in fiscal 2004, 26% of our sales emanated from southern Africa, 45% from Europe and 29% from North America, and 32% of our operating assets were located in southern Africa, 38% in Europe and 30% in North America, in fiscal year 2004 our operations outside southern Africa had an operating loss of $9 million and our operations in southern Africa had an operating profit of $197 million.

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

        We sell a significant portion of our products to several major customers, including PaperlinX Ltd which acquired Buhrmann Paper Merchant Division in November 2003, Unisource Worldwide Inc. and International Paper Company. Any adverse development affecting our principal customers or our relationships with our principal customers could have an adverse effect on our business and results of operations. See "Item 4—Business Review—Marketing and Distribution—Sappi Fine Paper—Customers" and "Item 4—Business Review— Marketing and Distribution—Sappi Forest Products—Customers".

Risks Related to Our Shares

Your ability to sell a substantial number of ordinary shares may be restricted by the limited liquidity of shares held on the JSE Securities Exchange South Africa.

        The principal trading market for the ordinary shares of Sappi Limited is the JSE Securities Exchange South Africa ("JSE") (formerly the Johannesburg Stock Exchange). Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major international markets. In fiscal 2004, 304 million ordinary shares of Sappi Limited were traded on the JSE and 51 million ADSs were traded on the New York Stock Exchange. See "Significant shareholders may be able to influence the affairs of our Company", "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders", "Item 9—The Offer and Listing—Offer and Listing Details" and "Item 9—The Offer and Listing—Markets".

Significant shareholders may be able to influence the affairs of our Company.

        Although our investigation of beneficial ownership of our shares identified only four beneficial owners of more than 5% of our ordinary shares, holding approximately 30.0%, as shown in our shareholders' register at September 23, 2004, the five largest shareholders of record, four of which are nominees that hold shares for a multitude of beneficial owners, owned approximately 93.7% of our ordinary shares. See "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders".

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

        Until 1990, we primarily expanded our operations within southern Africa. Since 1990, we have grown through acquisitions outside of southern Africa. In December 1994, Sappi and a group of financial investors acquired S.D. Warren Company, the market leader in the United States in coated fine paper and a major producer of other speciality paper products. It now conducts business as Sappi Fine Paper North America. In December 1997, we acquired a 91.5% ownership interest in KNP Leykam, the leading European producer of coated fine paper. KNP Leykam now conducts business as Sappi Fine Paper Europe. On May 13, 2002, we acquired Potlatch Corporation's coated fine paper business by purchasing Potlatch's Cloquet, Minnesota pulp and paper mill as well as the brands, order books and working capital of the Cloquet mill and the brands, order books and inventories of Potlatch's Brainerd, Minnesota paper mill for an aggregate cash purchase price of $483 million. We did not acquire Potlatch's Brainerd Minnesota paper mill.

        For information on our principal investments and capital expenditures, see the description of our business in "—Business Overview" and "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

        We currently have our primary listing on the JSE and have secondary listings on the New York, London and Frankfurt Stock Exchanges.

BUSINESS OVERVIEW

Business Strategy

        Our objective for the coming years is to build on our position as the global leader in the coated fine paper market, which was from the beginning of the 1990's one of the fastest growing market sectors in the paper industry, and to explore opportunities across the broad spectrum of coated paper to utilise our experience in paper coating as well as the chemical cellulose (dissolving pulp) market and to support this with a high level of economic pulp integration. These represent our core products and sectors in the paper and forest products industry. We will continue to invest in our southern African businesses which have important market shares. The key elements of our business strategy are and have been as follows:

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

Maintain a global presence.

        One of Sappi's key strengths is our geographically diverse business base. We have a significant presence in each of Europe, North America and Africa, and a modest presence in Asia. The presence in Europe and North America has been built up over the past ten years, largely through strategic acquisitions. We will continue to pursue a strategy of geographic diversification supported by leading market positions.

Maintain a high level of economic pulp integration.

        We intend to maintain a high level of economic pulp integration, which helps reduce the impact of pulp price volatility on our earnings.

Maintain cost efficient asset base and invest to increase efficiency/productivity.

        We believe our asset base has some of the lowest cost and most efficient assets in the coated fine paper sector in the world. We maintain a rigorous focus on costs, and actively manage our asset base, including divesting or closing non-performing assets. We have closed 13 paper machines since 1994, including the recent closure of the Number 14 paper machine in Westbrook.

        We maintain an investment policy that is focused on high return projects. A significant portion of our investments are designed to increase production capacity, reduce costs and improve product quality.

Drive growth through market focus and innovation.

        The Sappi Group operations represent the originators of many of the major innovations in the industry in the last century. We continue to maintain a focus on innovation through our research and development centres in Europe, North America and South Africa and have established multi-regional, multi-discipline teams to ensure that we transfer knowledge throughout the Group and implement best practice and that our research and development effects are market oriented. We intend to allocate additional resources to marketing, innovation and technology. This includes the recent creation of multi-regional marketing teams and their links with the relevant technology teams.

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

        Long-term, paper and board consumption has grown in line with overall economic growth, but consumption patterns are also influenced by short-term economic developments. Pricing largely is influenced by the supply/demand balance for individual products, which is partially dependent on capacity and inventory levels in the industry. The ability to adapt capacity changes in response to shorter-term fluctuations in demand is limited, as large amounts of capital are required for the construction or upgrade of production facilities and as lead times are long between the planning and completion of new facilities. Industry-wide over-investment in new production capacity has in the past led to situations of significant oversupply, which has caused product prices to decrease. This has been exacerbated by inventory speculation, as purchasers have sought to benefit from the price trend. As a result, financial performance has deteriorated during periods of significant oversupply to again improve when demand has increased to levels that support the implementation of price increases.

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
Fine paper:
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
Chemical cellulose (dissolving pulp)
Manufactured by similar processes to paper pulp, but purified further to leave virtually pure cellulose fibres. Chemical cellulose is used in the manufacture of a variety of cellulose textile products, including viscose staple fibre (e.g., rayon), solvent spun fibre (e.g., lyocell) and filament. It is also used in various other cellulose-based applications in the food, cigarette, chemical and pharmaceutical industries, such as the manufacture of acetate (used in the manufacturing of cigarette filter tips), microcrystalline cellulose, ethers and moulding powders. The purity of the chemical cellulose determines its end use, with various textile products being manufactured from the viscose staple fibre (VSF) grade chemical cellulose. The purer grades of chemical cellulose are used for the various other cellulose-based applications.
Timber products:		Sawn timber for construction and furniture manufacturing purposes.

        The following table sets forth selected pulp and paper prices in certain markets for the periods presented.

	Year Ended September
	2004		2003		2002
	Low	High	Low	High	Low	High
Coated Fine Paper
100 gsm delivered Germany (euro per metric tonne)(1)	820	855	845	906	890	971
60 lb. delivered US (US$ per short tonne)(2)	735	840	740	755	720	840
Uncoated Fine Paper
50 lb. delivered US (US$ per short tonne)(3)	575	750	590	730	660	710
Paper Pulp
NBSK (US$ per metric tonne)(4)	540	660	420	560	380	500
Chemical cellulose
92 alpha (US$ per metric tonne)(5)	600	780	500	630	470	525

(1)
100 gsm sheets, Pulp & Paper International (PPI) and Resource Information Systems Inc. (RISI).
(2)
60 lb. Coated Web, PPI and RISI.
(3)
50 lb. Offset, PPI.
(4)
Northern Bleached Softwood Kraft Pulp CIF Northern Europe, PPI.
(5)
Selected indicative prices, Sappi.

Fine Papers

        Our fine paper activities are divided into coated and uncoated fine paper and speciality paper grades. Our coated fine paper market share in the United States, Europe and southern Africa is approximately 24%, 20% and 60%, respectively, making us the largest producer of coated fine paper in the world.

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

        Our 2004 North American coated fine paper sales volume was 31% in sheet form and 69% in reel form. The sheet volume is largely influenced by brochure and general commercial printing activities and printers using mainly sheetfed offset lithographic printing processes, which are not particularly seasonal, and corporate annual reports, which result in heaviest demand during the first calendar quarter. Reels volume is heavily influenced by catalogue and text book activity, which results in heaviest demand during the third calendar quarter, and publication printer activity, which is not particularly seasonal. These printers principally use heatset web offset printing processes.

        Our 2004 European business' sales volumes of coated fine paper were 74% in sheet form and 26% in reels form. Due to the diversity in languages in the European market, the print editions of brochure and general commercial printing activities are considerably smaller than in the US market. This translates into a significantly higher volume in sheets. The seasonal patterns of both sheets and reels are mostly influenced by the catalogue business. This segment has its highest seasonal activity in the spring, when the fashion catalogues come out, and the autumn, when the Christmas catalogues and holiday brochures are printed. Commercial print and publishing business provide a more steady demand in this market.

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

        Packaging Paper.    As with fine paper, the market for packaging papers is affected by cyclical changes in the world economy and by changes in production capacity and output levels. The packaging paper market, including kraft linerboard and sackkraft, has experienced price fluctuations which are driven by a variety of factors, including, for example, inventory levels, import parity and production supply.

        Over the past decade, kraft linerboard prices have ranged from $325 to $685 per metric tonne (CIF) in Northern Europe. As of October 2004, kraft linerboard prices were approximately $459 per metric tonne in Northern Europe. In the southern Africa domestic market, we have entered into medium-term contractual commitments with certain converters. These commitments include certain volume targets and, in some cases, as is customary in the market, fixed prices for periods of 12 months.

Groundwood Products

        Newsprint.    The Ngodwana mill produces newsprint. The worldwide market for newsprint is a low growth sector in the paper industry and was adversely affected during the early 1990s by substantial increased capacity and stagnating demand from, and cost-cutting measures imposed by, major newsprint end-users. Over the past decade, the price of newsprint has ranged from a low of $420 per metric tonne in the second quarter of 1992 to a high of $750 per metric tonne in the fourth quarter of 1995 and the first quarter of 1996. In recent years, a significant increase in industry consolidation has stabilised the newsprint market and reduced segment over-capacity. As a result of the slowing economy, newsprint prices started to decline in the middle of 2001 from a peak of $625 in April 2001, to a low of $445 in July 2002. As of October 2004, the price of newsprint (delivered East Coast USA) had increased to approximately $553 per metric tonne.

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

Pulp

        We produce chemical cellulose, as well as a wide range of paper pulp grades, including groundwood pulp used in newsprint, unbleached kraft pulp, bleached kraft pulp and bleached sulphite pulp.

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

        NBSK market pulp prices, which increased steadily through the second half of fiscal 1997, were adversely affected during fiscal 1998 by declining pulp demand resulting from the Asian economic crisis. Pulp prices at the end of 1998 were 22% lower than at the beginning of the year. During the first quarter of 1999, pulp prices remained relatively stable at $460 per metric tonne, the lowest level since 1993. Since the end of March 1999, pulp prices increased significantly based on improved demand and limited net capacity growth. At the start of the third quarter of 2000, the NBSK market pulp price in Europe reached $710 per metric tonne. In line with the global economy, pulp demand has been low throughout 2002 and 2003 and price fluctuations have been driven primarily by supply management and the consequent impact on inventories. Accordingly, pulp prices fluctuated considerably with a difference of $125 per metric tonne between the high and low of the NBSK price during fiscal 2003. The NBSK price fluctuated between $540 and $660 in fiscal 2004 compared to $435 and $560 in fiscal 2003. Indications are that the pulp market is improving as a result of production discipline and declining market pulp inventories with the NBSK price edging up to $598 per metric tonne in November 2004.

        Market unbleached kraft pulp (UKP) is used in the production of packaging papers and for certain niche products such as oil and air filters. The market price of UKP generally follows the price trends of other paper pulp grades.

        Chemical cellulose (dissolving pulp).    The manufacture of viscose staple fibre for the textile industry is the largest application in which chemical cellulose is used. Prices of 92 alpha grade chemical cellulose generally follow those of NBSK, although the cycle is somewhat less volatile. Over the past decade, the price of 92 alpha grade chemical cellulose has ranged from a high of over $1,000 per metric tonne in the fourth quarter of 1995, to a low of $470 per metric tonne in the second quarter of 2002. During the past year, prices of 92 alpha grade chemical cellulose have continued to trend upwards from this 2002 low, reaching $780 per metric tonne in the quarter ended September 2004. Prices of the higher purity chemical cellulose used in applications other than for cellulose textile products tend to be more stable and are largely unrelated to the price of NBSK. The manufacture of cellulose acetate flake (used in the manufacturing of acetate tow for cigarette filter tips) is the second largest application for chemical cellulose after viscose staple fibre. The established market price for chemical cellulose used for cellulose acetate flake production is estimated to be in the $800 to $900 per metric tonne range, established by competitive forces within this specific market.

Timber Products

        Our timber products operations are concentrated in South Africa and consist of sawn timber for the building industry and components for the furniture and packaging industry.

Business Review

        We are the world's largest producer of coated fine paper, with a market share of approximately 24% in the United States, 20% in Europe and greater than 60% in southern Africa. In addition, we are the world's largest producer of chemical cellulose, with a market share of approximately 15%.

        We are a geographically diverse global paper company with significant manufacturing operations on three continents and sales in over 100 countries. During fiscal 2004, we had sales of $4,728 million, operating profit of $188 million and net income of $98 million. We currently have a paper production capacity of approximately 5.1 million metric tonnes per annum, chemical cellulose production capacity of 600,000 metric tonnes per annum and paper pulp production capacity of 3.5 million metric tonnes per annum.

        Our operations are currently structured around two business units (segments):

  •
  Sappi Fine Paper, which has fine paper and related paper pulp businesses in North America, Europe and South Africa. Pursuant to the reorganisation of our North American and European fine paper shareholding, our fine paper interests are now held by Sappi Papier Holding GmbH in Austria; and

  •
  Sappi Forest Products, which produces commodity paper products (newsprint and packaging papers), pulp (including chemical cellulose and hardwood and softwood pulp) and forest and timber products (including pulpwood, sawlogs and sawn timber) for southern Africa and export markets. Sappi Forest Products is based in Johannesburg, South Africa.

        We also operate a trading network for the international marketing and distribution of our products outside our core operating regions of North America, Europe and southern Africa. Our trading operation, which we refer to as Sappi Trading, co-ordinates our shipping and other logistical functions for exports from southern Africa, Europe and North America through subsidiaries in South Africa, Europe and in the United States, respectively. All costs associated with Sappi Trading are allocated to the two business units.

        The markets for our pulp and paper products are significantly affected by changes in industry capacity and output levels and by cyclical changes in the world economy. For further information, see "—Information on the Company—Business Overview—The Pulp and Paper Industry" and "Item 5—Operating and Financial Review and Prospects—Operating Results".

        The chart set forth below represents the operational rather than the legal or ownership structure of Sappi as of November 2004. Units shown are not necessarily legal entities.

        The following table sets forth certain information with respect to our operations for, or as at the end of, the year ended September 2004.

	Sappi Fine Paper
	North America	Europe	South Africa	Sappi Forest Products	Corporate And Other	Total
	(US$ million, metric tonnes in thousands)
Sales volume (metric tonnes)	1,444	2,388	318	3,043	—	7,193
Sales	1,373	2,127	311	917	—	4,728
Operating profit	(92)	83	15	191	(9)	188
Operating assets(1)	1,671	2,101	208	1,561	35	5,576

(1)
Operating assets as defined in note 36 to our Group annual financial statements included elsewhere in this Annual Report.

SAPPI FINE PAPER

Overview

        Sappi Fine Paper is the largest business sector of Sappi and contributed over 80% of our sales in fiscal 2004. It has the capacity to produce 4.3 million metric tonnes of paper per annum at its 15 paper and related paper pulp mills located on three continents. Sappi Fine Paper manages its business in three principal regions: Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Fine Paper South Africa. Sappi Fine Paper also manages the Nash mill in the United Kingdom, which operates as a separate business.

        The following chart sets forth certain information with respect to the mills and principal products of Sappi Fine Paper as of November 2004.

        The following table sets forth approximate annual production capacity with respect to Sappi Fine Paper's products.

	Annual Production Capacity
	North America	Europe(1)	South Africa		Total
Production capacity (000s metric tonnes):
Fine paper
Coated(2)	1,310	2,570	80		3,960
Uncoated(3)	—	70	270		340

Total	1,310	2,640	350		4,300
Paper pulp	1,010	660	160		1,830
Percentage paper pulp integration(4)	107%	43%	62	%(5)	67%

(1)
Includes the Nash mill under uncoated.
(2)
Includes coated fine paper, coated groundwood paper and speciality papers.
(3)
Includes 40,000 metric tonnes of tissue manufactured at the Stanger mill in South Africa and 14,000 metric tonnes of kraft manufactured at the Enstra and Adamas mills in South Africa.
(4)
Includes pulp used internally and pulp sold.
(5)
Sappi Forest Products provides most of the additional pulp requirements of our South African fine paper operations.

Facilities and Operations

Sappi Fine Paper North America

        Sappi Fine Paper North America is a leading producer and supplier of coated fine paper in the United States with a market share of approximately 24%. Sappi Fine Paper North America also produces a variety of other fine paper, including coated speciality paper.

        Sappi Fine Paper North America is headquartered in Boston, Massachusetts, and operates four paper mills in the United States in Somerset, Maine; Muskegon, Michigan; Westbrook, Maine; and Cloquet, Minnesota. These four mills have a total annual production capacity of approximately 1.3 million metric tonnes of paper and a capacity of approximately 1.0 million metric tonnes of paper pulp, which represents approximately 107% of Sappi Fine Paper North American pulp requirements. This significantly reduces Sappi Fine Paper North America's exposure to fluctuations in the price of market pulp that are not driven by fluctuations in wood or other major raw material prices. In November 2003, we announced the closure of the Number 14 paper machine in Westbrook, which had an annual production capacity of 80,000 metric tonnes.

        Coated paper accounted for approximately 78% of Sappi Fine Paper North America's sales in fiscal 2004. Speciality paper and pulp accounted for the remaining 22%. Sappi Fine Paper North America has exited the uncoated business with the closure of its Mobile, Alabama mill, which stopped paper production in October 2001 and ceased all operations at the end of March 2002.

        The following table sets forth sales by product for our North American operations, including contribution from the Mobile mill.

	Year Ended September
	2004	2003	2002(2)
Sales (US$ million):(1)
Coated fine paper	1,068	1,061	937
Speciality paper and other(3)	305	323	260

Total	1,373	1,384	1,197

(1)
Includes sales of $20 million in fiscal 2002 for the Mobile mill, which has been closed.
(2)
Includes the Cloquet mill from May 13, 2002.
(3)
Other consists primarily of market pulp.

        For the year ended September 2004, Sappi Fine Paper North America sold approximately 1,444,000 metric tonnes of paper and pulp products. The following table sets forth, as of September 2004, the production capacity, number of paper machines, products, pulp integration and capital expenditures at each of our continuing mills in North America.

	Mill Locations
	Somerset	Muskegon	Westbrook	Cloquet
Production capacity (000s metric tonnes)
Paper	760	260	30	260
Market pulp	70	—	—	280
Number of paper machines	3	2	1	2
Products:
Paper	Coated Fine Paper	Coated Fine Paper	Casting release paper	Coated fine paper
Market pulp	Bleached kraft pulp	—	—	Bleached kraft pulp
Percentage pulp integration(1)	87%	62%	None	231%
Capital expenditures (October 2001—September 2004) (US$ million)	79	27	17	43

(1)
Includes pulp sold to third parties.

        Cloquet.    On May 13, 2002, we acquired Potlatch Corporation's coated fine paper business in an asset purchase. The acquisition included Potlatch's Cloquet, Minnesota pulp and paper mill as well as the brands, order book and working capital of the Cloquet mill and the brands, order book and inventories of Potlatch's Brainerd, Minnesota paper mill for an aggregate cash purchase price of $483 million. We did not acquire Potlatch's Brainerd mill. The Cloquet paper machines have an annual production capacity of 260,000 metric tonnes of coated paper, and the state-of-the-art pulp mill has an annual production capacity of 410,000 metric tonnes. In connection with the sale of the coated paper business, Potlatch agreed not to compete with Sappi in the production or sale of products that compete with the former Potlatch business.

        Cloquet has two paper machines and an offline coater, producing premium coated paper. The newest machine and coater were installed in 1988 and 1989, respectively. The pulp mill started up by Potlatch in 2000 at a total cost of $525 million is the newest pulp mill in the United States.

        Somerset.    The Somerset mill is a low-cost producer and has an annual production capacity of approximately 760,000 metric tonnes of paper and approximately 490,000 metric tonnes of pulp. The pulp mill was built in 1976, and Somerset became an integrated facility with the completion of Paper Machine 1 (PM1) in 1982. Each of the three paper machines at the Somerset facility employs Sappi Fine Paper North America's patented on-line coating and finishing technology. This technology combines the three steps (paper making, coating and finishing) in the manufacture of coated paper into one continuous process. It is well suited for the lightweight coated papers produced at Somerset, because it allows the production of high gloss, consistent quality products at high speeds.

        Muskegon.    Muskegon is an integrated facility with an annual capacity of approximately 260,000 metric tonnes of both text and cover weight coated paper and approximately 110,000 metric tonnes of hardwood pulp. One of Muskegon's paper machines utilises Sappi Fine Paper North America's on-line finishing technology to produce text weight coated paper. The other paper machine has on-line coating and off-line calendars (finishers) and is used primarily to produce cover-weight papers used for covers of books, annual reports, etc.

        Westbrook.    Westbrook is Sappi Fine Paper North America's original mill, with origins dating back to 1854. After the closure of one of its paper machines, the mill is primarily a speciality paper production facility with an annual capacity of 34,000 metric tonnes of coated fine and casting release paper. Its paper machine primarily produces base paper, which is coated off-line. Westbrook also has six speciality coaters, including four employing Sappi Fine Paper North America's patented Ultracast® process. This process uses an electron beam to cure coating against a finely engraved steel roll, resulting in a virtually exact replication of the roll pattern. Sappi Fine Paper North America also has a research and development facility at Westbrook.

        Sappi Fine Paper North America also operates a coated paper sheeting and distribution facility in Allentown, Pennsylvania, which was completed in 1994 and has an annual sheeting capacity of approximately 100,000 metric tonnes. The Allentown facility produces sheet paper primarily for the Cloquet and Muskegon mills.

Sappi Fine Paper Europe

        Sappi Fine Paper is a leading producer of coated fine paper in Europe with a market share of approximately 20% and a producer of commercial printing paper, coated groundwood paper and speciality paper used in packaging, labelling and laminating and a branded range of uncoated printing and business paper. Sappi Fine Paper Europe's operations consist of seven mills (excluding the Nash mill, which is separately managed, and the Transcript, Scotland mill, which ceased production in the quarter ended March 2002) with an aggregate annual production capacity of approximately 2.6 million metric tonnes of paper and 660,000 metric tonnes of related paper pulp. Sappi Fine Paper Europe's headquarters are located in Brussels, Belgium.

        The following table sets forth sales by product for our Sappi Fine Paper Europe operations, including contribution from the Nash and Transcript mills.

	Year Ended September
	2004	2003	2002
Sales (US$ million):(1)
Coated fine paper(2)	1,869	1,663	1,524
Uncoated fine paper	33	33	19
Speciality coated paper and other	225	207	201

Total	2,127	1,903	1,744

(1)
Includes sales for the Nash mill, which contributed $44 million of sales (33,650 metric tonnes) in fiscal 2004, $41 million of sales (33,820 metric tonnes) in fiscal 2003 and $38 million of sales (33,281 metric tonnes) in fiscal 2002.
(2)
Includes coated mechanical paper produced at Lanaken mill.

        For the year ended September 2004, Sappi Fine Paper Europe sold approximately 2,388,000 metric tonnes of paper and pulp products. The following table sets forth the annual production capacity, number of paper machines, products, pulp integration and capital expenditures at each of Sappi Fine Paper Europe's mills in Europe.

	Mill Location
	Germany		Austria	Netherlands		Belgium	United Kingdom
	Alfeld	Ehingen	Gratkorn	Maastricht	Nijmegen	Lanaken	Blackburn
Paper capacity (000s metric tonnes)	360	230	860	320	240	480	120
Number of paper machines	5	1	2	2	1	2	1
Products	Coated fine paper, coated specialities and uncoated fine paper	Coated fine paper and uncoated fine paper	Coated fine paper and uncoated fine paper	Coated fine paper and coated label paper	Coated fine paper	Coated groundwood paper and coated fine paper	Coated fine paper
Percentage pulp integration(1)	55%	75%	57%	None	None	51%	None
Capital expenditures (October 2001—September 2004) (US$ million)	81	35	106	32	36	63	5

(1)
Includes pulp sold to third parties.

        Alfeld.    The Alfeld mill is located to the south of Hannover, Germany, and its origins date back to 1706. It has a paper production capacity of approximately 360,000 metric tonnes and a pulp production capacity of approximately 110,000 metric tonnes per annum. It produces coated fine and speciality paper products, which are mainly coated and have a variety of finishes. In 1995 a major rebuild of Alfeld's Paper Machine 3 (PM3) was completed, enhancing the production of low substance flexible packaging papers. Alfeld's PM3 employs a fully integrated concept of in-line coating and calendaring. The Alfeld mill produces totally chlorine-free ("TCF") bleached sulphite pulp for its own use. In early 2002, a rebuild of Alfeld's Paper Machine 2 (PM2) was completed. Alfeld spent approximately € 50 million on the rebuild of PM2.

        Ehingen.    The Ehingen mill is located to the southeast of Stuttgart, Germany and was acquired by Hannover Papier, predecessor entity to Sappi Alfeld, in 1987. A paper machine with a capacity of 180,000 metric tonnes per annum of coated fine paper was commissioned in July 1991, expanding Ehingen from a market pulp mill into an integrated pulp and paper mill. During 1994 the construction of a high-rack warehouse was completed. As a result of upgrades during 1994 and 1996, Ehingen's total paper capacity was increased to 230,000 metric tonnes per annum. The pulp mill's capacity is currently 130,000 metric tonnes per annum of TCF bleached sulphite pulp. The pulp is produced mainly for internal use, but is also sold to third party customers.

        Gratkorn.    Paper has been produced at the Gratkorn, Austria site for more than four centuries. In course of a major expansion and renovation project the Gratkorn mill has been transformed from a five-machine mill into a two-machine mill. As a result of this project, Gratkorn now has an annual capacity of 820,000 metric tonnes of triple-coated fine paper on just two paper machines and 240,000 metric tonnes of TCF chemical pulp. The machines at Gratkorn are among the largest and most efficient paper machines in the world. After recent extension of Gratkorn's sheeting plant it also has an annual sheet finishing capacity of 800,000 metric tonnes.

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

        Lanaken.    The Lanaken, Belgium mill began commercial operations in 1966. It produces coated groundwood paper and lower weight wood-containing coated paper for offset printing. Coated groundwood paper for web offset presses is used primarily in the production of advertising materials and magazines. Lanaken's two paper machines have a total annual capacity of 480,000 metric tonnes. One machine principally produces coated groundwood paper. It was completely overhauled in 1992, and an additional off-line coater was installed to provide triple coating capability. The other paper machine produces lower-weight wood-containing paper. Its capacity was increased to 285,000 metric tonnes per annum as a result of an optimisation process during the mid-1990s. Lanaken produces chemo-thermo-mechanical pulp (CTMP) in an integrated plant which has been extended to an annual capacity of 170,000 metric tonnes in 2003. This enables the mill to supply approximately 51% of its fibre requirements for paper production.

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

        Nash.    The Nash mill in Hemel Hampstead, England has been operating as a paper mill since the 1800s and manufactures a variety of different grades of paper and board. The mill's principal products are its branded and watermarked business papers, sold under the Croxley brand name, and its wide range of white and coloured boards, sold under the Vanguard brand name. The mill has the capacity to produce 36,000 metric tonnes of paper and board per annum.

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

        The following table sets forth sales by product for our Sappi Fine Paper South Africa operations.

	Year Ended September
	2004	2003	2002
Sales (US$ million):
Coated fine paper	58	46	48
Uncoated fine paper	192	172	142
Speciality paper and other	61	52	25

Total	311	270	215

        The following table sets forth the annual paper production capacity, number of machines, products, pulp integration and capital expenditures at each of the mills of Sappi Fine Paper South Africa.

	Mill Locations
	Enstra	Stanger	Adamas
Paper capacity (000s metric tonnes)	200	110	40
Number of paper machines	3	2	2
Products	Uncoated fine Paper	Coated fine Paper, coated label paper and tissue	Prestige stationary, envelope paper and corrugated medium
Percentage pulp integration	66%	76%	None
Capital expenditures (October 2001—September 2004) (US$ million)	16	10	3

        Enstra.    The Enstra mill is the largest mill of Sappi Fine Paper South Africa, with a capacity of approximately 195,000 metric tonnes of elemental chlorine-free uncoated fine paper products per annum. In 1996, the Enstra mill completed a $96 million capital expenditure programme. This programme increased capacity by 50,000 metric tonnes per annum and has resulted in improved production efficiency and product quality. The product range at the Enstra mill caters to the business forms, scholastic, office, envelope and general printing industries. The mill has a capacity of 100,000 metric tonnes per annum of bleached hardwood pulp. The mill uses an oxygen bleaching process, which is a process that was developed at the mill in the 1970s and has since become the industry standard.

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

        Adamas.    The Adamas mill is a small speciality mill. It produces high quality, uncoated prestige papers and boards in a variety of colours and embossing patterns. The mill also produces packaging and industrial grades from waste paper. The mill has a capacity of 39,000 metric tonnes of paper per annum. This mill purchases wastepaper and bleached pulp from other mills in the Sappi Group.

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

        Merchants are authorised to distribute Sappi Fine Paper's products by geographic area and to carry competitors' product lines to cover all segments of the market. Merchants perform numerous functions, including holding inventory, sales promotion and marketing, taking credit risk on sales and delivery, and distribution of the products. Merchants buy paper from Sappi Fine Paper and resell it, placing a mark-up on their purchase price. A merchant may either deliver to the customer from its own stock or arrange for delivery directly from the mill or one of Sappi Fine Paper distribution warehouses.

Sappi Fine Paper North America

        Sappi Fine Paper North America's coated paper sales structure is organised in 6 regions with sales representatives located in all major market areas, and 7 technical representatives located in different regions in North America supporting the sales effort.

        Approximately 4.8% of Sappi Fine Paper North America's coated fine paper sales for fiscal 2004 were outside North America. Sappi Fine Paper North America's sales outside North America are handled in southern Africa by Sappi Fine Paper South Africa, in Europe by Sappi Fine Paper Europe and by Sappi Trading outside those regions.

        In 2004, the Sappi Fine Paper North America sales force sold coated graphic paper to approximately 400 merchant distribution locations. By selling exclusively through merchant channels, Sappi Fine Paper North America believes it has created a loyal group of merchant customers. Rather than competing with merchant distributors, the Sappi Fine Paper North America sales force focuses on generating demand with key printers, publishers and end users, which are then serviced by the merchant distributors.

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

Sappi Fine Paper South Africa

        Sappi Fine Paper South Africa has a marketing and sales and technical support team based in four major centres in South Africa. Approximately 20% of the sales of Sappi Fine Paper South Africa in fiscal 2004 were outside of southern Africa to markets in Europe, Africa, Asia and North and Latin America. The products of Sappi Fine Paper South Africa are distributed in southern Africa primarily through merchants. In addition, some large volume orders are sold directly to printers and converters.

Customers

        Sappi Fine Paper sells its products to a large number of customers, many of whom have long-standing relationships with us. These customers include merchants, converters and other direct consumers.

        The most significant merchant customers, based on sales during fiscal 2004, include:

        North America:    Xpedx (a division of International Paper Company), Unisource Worldwide, Inc. (a majority interest of which was sold by Georgia Pacific Corporation to Bain Capital Corporation during the fourth quarter of 2002) and Lindenmeyer Paper Company (owned by Central National Gottesman Inc.) and a select number of regionally strong merchants;

        Europe:    PaperlinX (acquired the Buhrmann Paper Merchant Division in November 2003), IGEPA (Germany), Antalis Limited (a subsidiary of the Worms & Cie) and IGEPA group (including Pap de France and Scaldia NL); and

        Southern Africa:    First Paper House and Haddons Star (divisions of Antalis SA (Pty) Limited) and Peters Papers and Spicers (divisions of Nampak Limited).

        Only one of these merchant distributors, the Buhrmann Paper Merchant Division, represented more than 10% of our total sales during fiscal 2004. See note 37 to our Group annual financial statements included elsewhere in this Annual Report for more information.

        Sappi Fine Paper's converter customers include both multinational and regional converters. The most significant converter customers, based on sales during fiscal 2004, include: VanLeer, Fasson, Jackstadt, VAW Flexible Packaging, Alcan, UCB Transpac, Lawson Mardon Packaging and Perstop. These customers use our products in the production of pressure sensitive and other types of labels as well as flexible packaging. Nampak, the CTP Group of companies, Paarl Media:Lithotech, Merpak and Freedom and Silvery are also significant converter customers. These companies use our products in the production of packaging products. No converter customer, however, represented more than 10% of our total sales during fiscal 2004.

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

North America

        The major domestic coated fine producers which compete with Sappi Fine Paper in North America are MeadWestvaco, Stora Enso and International Paper Company. In addition, 29% of US consumption is supplied by foreign producers, primarily Asian and European.

Europe

        Recent merger and acquisition activity in the European pulp and paper industry includes: in 2004, the merger of Italian papermakers Cartiere Burgo and Holding Gruppo Marchi, now known as the Burgo-Marchi Group, and in 2002, M-real's (previously Metsä-Serla) consolidation of its ownership of Zanders to 100%; the Italian Marchi Group's acquisition of more than 23% equity stake in Cartiere Burgo, M-real's sale of its 50% share in Albbruck paper mill to Myllykoski; and UPM-Kymmene's acquisition of Haindl (a German magazine paper producer).

        The market leaders in coated fine paper production in Europe are Sappi, M-real, Stora Enso, Burgo-Marchi Group, UPM-Kymmene and CVC Partners (Lecta).

Southern Africa

        Mondi Paper Company Limited is a significant competitor of Sappi Fine Paper in southern Africa in the uncoated fine paper sector. Coated fine imports, primarily from Europe and Asia, have gained an increased share of the southern African fine paper market, after the lifting of sanctions and boycotts against South Africa in the early 1990s and as a result of declining import duties. A substantial part of the imports originate from Sappi Fine Paper's European mills.

SAPPI FOREST PRODUCTS

Overview

        Sappi Forest Products, headquartered in Johannesburg, South Africa, is an integrated pulp, commodity paper and timber products producer. Sappi Forest Products operates five pulp and paper mills and one sawmill and is managed in three operating divisions: Sappi Saiccor, Sappi Kraft and Sappi Forests.

        Sappi Forest Products is a major pulp and paper producer in Africa with a production capacity of 830,000 metric tonnes of paper, 600,000 metric tonnes of chemical cellulose and 1,085,000 metric tonnes of paper pulp per annum. It is also a major timber grower, managing or controlling through contracts about 542,000 hectares of land. Of this land, approximately 391,000 hectares is planted with primarily pine and eucalyptus. This represents about 27% of the southern African timberlands and supplies approximately 76% of our southern African pulpwood and sawlog requirements.

        The following chart sets forth certain information with respect to the mills and principal products of Sappi Forest Products as of November 2004.

        The following table sets forth sales by product for Sappi Forest Products' operations:

	Year Ended September
	2004	2003	2002
Sales (US$ million):
Commodity paper products(1)	401	339	257
Chemical cellulose(2)	349	267	193
Paper pulp(2)	97	83	84
Timber and timber products	70	53	39

Total	917	742	573

(1)
Includes newsprint and packaging products.
(2)
Excludes sales related to paper pulp produced by Sappi Fine Paper facilities.

        Sappi Forest Products sold approximately 3,043,000 metric tonnes of paper, pulp and forest products during the year ended September 2004.

        The following table sets forth annual production capacity with respect to Sappi Forest Products' products:

Production capacity (000s metric tonnes):
Paper products
Packaging paper	690
Newsprint	140

Total	830
Pulp
Chemical cellulose	600
Paper pulp(1)	1,090

Total	1,690
Timber products	41	(2)
Percentage paper pulp integration	141	%(3)

(1)
Excludes production capacity related to paper pulp produced by Sappi Fine Paper facilities.
(2)
Represents 78,000 cubic metres.
(3)
Excludes pulp produced by Sappi Saiccor. Our southern African operations are net sellers of pulp.

Facilities and Operations

Sappi Saiccor

        Sappi Saiccor was established in 1951 and acquired by us in 1988. It is a low-cost producer and the world's largest single producer of chemical cellulose. In 1995, we completed an approximately $221 million expansion project to increase capacity by one third to approximately 600,000 metric tonnes per annum. Capital expenditures during the period from October 2001 to September 2004 were approximately $17 million.

        Virtually all of Sappi Saiccor's chemical cellulose production is exported. The pulp we principally produce is the type used in the manufacture of a variety of cellulose products, including viscose staple fibres (e.g. rayon) and solvent spun fibres (e.g. lyocell). Both viscose and lyocell fibres are used in the manufacture of fashion and decorating textiles which have a soft, natural feel and excellent breathing properties. Given their particularly high absorbency properties, these fibres are also used in non-woven applications in the healthcare, industrial and disposable product markets. Chemical cellulose is also used in the manufacture of acetate flake, which is used in products such as filter tow for cigarette filters, and high quality yarns and fabrics. It is also used to manufacture microcrystalline cellulose, which is used as a rheological modifier in the food industry, a tableting agent in the pharmaceutical industry, and in various ethers for the chemical industry.

        The mill's timber consumption is comprised primarily of eucalyptus hardwoods. These fast growing trees are grown in relatively close proximity to the mill, which contributes to Sappi Saiccor's position as a low cost producer of chemical cellulose.

Sappi Kraft

        Based upon volume sold in fiscal 2004, Sappi Kraft supplies approximately 58% of South Africa's packaging paper requirements, other than cartonboard, from its Ngodwana, Tugela and Cape Kraft mills.

        The following chart sets forth the annual paper production capacity, number of machines, products, pulp integration and capital expenditures at each of Sappi Kraft's mills in South Africa.

	Mill Locations in South Africa
	Ngodwana	Tugela	Cape Kraft
Paper capacity (000s metric tonnes)	380	390	60
Number of paper machines	2	4	1
Products	Newsprint, kraft linerboard, white top linerboard and bleached and unbleached pulp	kraft linerboard, corrugating medium, sackkraft and industrial kraft	linerboard and corrugating medium
Percentage pulp integration(1)	134%	100%	None(2)
Capital expenditures (October 2001-September 2004) (US$ million)	69	72	3

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

        Usutu Pulp.    As of October 2000, we have a 100% ownership interest in the Usutu Pulp Company Limited. Usutu Pulp began production in 1961 and has been managed by us since 1989. The mill was upgraded during 1995 and 1996 at a cost of approximately $69 million. During the period from October 2001 to September 2004, an additional $13 million was invested. The mill has a capacity of 230,000 metric tonnes of unbleached kraft pulp and supplies approximately 7% of the world market for unbleached market kraft pulp (based upon tonnes sold in 2004). The mill is situated in Swaziland and is surrounded by 60,000 hectares of forestlands, which it leases from the Swazi nation under a long-term lease extendable to 2089. The location of these forestlands, combined with the very compact areas the trees are planted on, provides for low wood delivery costs. See "—Supply Requirements—Southern Africa—Wood" for more information.

        Sappi Kraft also manages Sappi Waste Paper. Sappi Waste Paper collected approximately 256,000 metric tonnes of waste paper in fiscal 2004. Most of the waste paper collected was supplied to our mills. Waste represents 30% of the fibre requirements of our packaging grades.

Sappi Forests

        Sappi Forests, together with Usutu Forests, supplies or procures all of Sappi Forest Products' and Sappi Fine Paper South Africa's domestic pulpwood requirements of approximately 6 million metric tonnes per annum. 78% of the pulpwood comes from owned or contracted sources. Together they manage or control, through contracts, about 540,000 hectares of land situated in Mpumalanga (43%), KwaZulu-Natal (43%) and Swaziland (14%). Securing raw material for the future is a vital element in the long-term planning of Sappi Forest Products' business. Sappi Forests has an extensive research operation which concentrates on programmes to improve the yield per hectare of forestland used. Significant progress has been made in developing faster-growing trees with enhanced fibre yields. Sophisticated nurseries have been developed to accommodate the seedling requirements of Sappi Forest Products' operations. Approximately 47 million seedlings are grown annually at Sappi Forests' and Usutu Forests nurseries.

        Sappi Forests and Usutu Forests have invested approximately $91 million in maintaining, acquiring and expanding plantations and an additional $7 million in other capital expenditure projects in the period from October 2001 to September 2004.

        As of October 1, 2000, following the sale of Novobord, Sappi Timber Industries ceased to exist, and the mining timber and sawmill divisions were incorporated into Sappi Forests. The sawmill division operates one mill with a total production capacity of 78,000 cubic metres per annum of structural timber for the building industry and components for the furniture and packaging industry.

        Pursuant to our strategy of disposing of non-core assets, the mining timber division, which produced mine support systems for the South African mining industry, was sold on October 1, 2000 to Business Venture Investment No. 336 (Pty) Ltd, a company owned by the mining timber division management. We also sold Boskor sawmill on February 10, 2003 to a Cape-based door and window manufacturer and shut down Clan sawmill on September 30, 2003.

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

        The most significant converter customers, based on sales in fiscal 2004, include: The CTP Group and Media 24, which uses Sappi Forest Products' newsprint; Nampak Limited; Mondipak; APL (Pty) Ltd and Houers Co-operative. Most of the viscose staple fibre manufacturers around the world purchase chemical cellulose from Sappi Forest Products, including large groups such as the Aditya Birla Group and the Lenzing Group.

        Approximately 54% of the total sales of Sappi Forest Products during fiscal 2004 consisted of export sales.

Competition

        Mondi Paper Company Limited is a significant competitor in most of the markets in which Sappi Forest Products operates in southern Africa. In recent years the Sharma group have increased their regional recycled containerboard capacity by approximately 60,000 metric tonnes per annum. In respect of chemical cellulose, competitors include Borregaard ChemCell Atisholz, Tembec Inc., Western Pulp Inc., Buckeye Technologies Inc. and Rayonier Inc.

SUPPLY REQUIREMENTS

Overview

        The principal supply requirements for the manufacture of our products are wood, pulp, energy and chemicals. Large amounts of water are also required for the manufacture of pulp and paper products. See "—Environmental and Safety Matters—Environmental Matters—Southern Africa". We believe that we have adequate sources of these and other raw materials and supplies necessary for the manufacture of pulp and paper for the foreseeable future.

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

        Sappi Fine Paper North America manufactures, in aggregate, pulp and fibre equivalent to approximately 107% of its own pulp and fibre requirements. This vertical integration reduces its exposure to fluctuations in the market price for pulp.

Energy Requirements

        Sappi Fine Paper North America's energy requirements are satisfied through wood and by-products derived from the pulping process, coal, oil, purchased electricity, purchased steam, natural gas and other sources.

        A substantial majority of Sappi Fine Paper North America's electricity requirements are satisfied through its own electricity generation or co-generation agreements. Historically, Sappi Fine Paper North America's power requirements at its Somerset mill were satisfied through a power purchase agreement with Central Maine Power ("CMP"), which was entered into in 1982 and expires in 2012. The mill historically co-generated electricity and sold the output to CMP at market rates. Under the agreement, the Somerset mill would purchase electricity from CMP at the standard industrial tariff rate. Commencing on March 1, 2000, as a result of the deregulation of the Maine power industry, CMP was no longer permitted to sell power to its customers. Accordingly, in July 2002, Sappi Fine Paper North America entered a series of contracts with CMP and a third party energy provider. The new contracts provide that Somerset sell all of its excess generated power to CMP and purchase all of its power needs beyond its generation capacity from the third party provider, each at market rates. The new agreements expire in 2012. Sappi Fine Paper North America also has an agreement, expiring on February 28, 2005, with a third party pursuant to which the Westbrook mill sells any excess electricity it co-generates.

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

Chemicals

        Major chemicals used by Sappi Fine Paper North America include clays, carbonates, latexes and plastic pigments, titanium dioxide, caustic soda, other pulping and bleaching chemicals and chemicals for the specialty business. Sappi Fine Paper North America purchases these chemicals from a variety of suppliers. There are generally adequate sources of supply, and in no case is Sappi Fine Paper North America dependent upon a sole source of supply. Most of these chemicals are subject to price fluctuations based upon a number of factors, including energy and crude oil prices and transportation costs, and commodity demand vs. supply imbalances.

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

Pulp

        Sappi Fine Paper Europe produces approximately 45% of its pulp requirements. The remainder is supplied through open market purchases and, to a lesser extent, supply agreements.

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

Chemicals

        Major chemicals used by Sappi Fine Paper Europe include clays, carbonates, latexes and starches and chemicals for the specialty business. Sappi Fine Paper Europe purchases most of these chemicals from a portfolio of suppliers, and in only one case is Sappi Fine Paper Europe dependent upon a sole source of supply. There are generally adequate sources of supply in the market. Most of these chemicals are subject to price fluctuations based upon a number of factors, including energy and crude oil prices and transportation costs, and commodity demand vs. supply imbalances.

Southern Africa

Wood

        Sappi Forest Products manages approximately 540 000 hectares of forestland in southern Africa, of which approximately 391 000 hectares are forested, which produces approximately 76% of the timber required for its operations. Sappi Forests owns approximately 456,000 hectares and leases approximately 11,000 of the hectares managed. Usutu Pulp owns 57,000 hectares of pine on 75,000 hectares of land that is leased from the Swazi nation on a long-term lease, which we have the option to extend until 2089. Sappi Forests presently has supply contracts for the timber from approximately 84,000 hectares of plantations planted by small growers with our technical and financial support. Approximately 10% of the timber requirements of Sappi Forest Products is bought under a long-term contract with Safcol, the South African state-owned forestry company. The remaining timber requirements are met through a number of significant medium-term contracts and open market purchases. Safcol has been privatising all its plantations. The last package, which includes the Mpumalanga and Limpopo regions, was awarded to a Bonheur Consortium. There was a subsequent objection to the Competition Commission which was upheld. The Bonheur Consortium will be appealing against this decision and the outcome is expected at the end of December 2004. We are unable to predict whether the privatisation of Safcol or the purchase of Safcol's plantations in KwaZulu Natal by another bidder will have an adverse impact on our ability to continue to purchase timber from Safcol.

Pulp

        Sappi Forest Products and Sappi Fine Paper South Africa in aggregate manufacture all of the pulp required in their respective papermaking operations, except minimal quantities of specialised pulps, and together are a net seller of bleached and unbleached paper pulp. This vertical integration substantially reduces our exposure to fluctuations in the market price for pulp.

Energy Requirements

        Our energy requirements in southern Africa are met principally by purchases of gas, electricity and coal, supplemented by purchases of oil and by the use of internally generated biomass and by-products. Electricity is supplied by Eskom, the state-owned electricity company, or generated internally. The electricity generated by our plants in southern Africa is equivalent to approximately 45% of our total electricity requirements. Coal and oil are purchased on contract.

Chemicals

        Major chemicals used by Sappi Forest Products and Sappi Fine Paper South Africa include caustic soda, calcium carbonates, latexes and starches and sulphur and sulphuric acid. Sappi Forest Products and Sappi Fine Paper South Africa purchase these chemicals from a variety of South African and overseas suppliers. There are generally adequate sources of supply, and in only one case is Sappi Fine Paper South Africa dependent upon a sole source of supply. Most of these chemicals are subject to price fluctuations based upon a number of factors, including energy and crude oil prices and transportation costs, and commodity demand vs. supply imbalances.

ENVIRONMENTAL AND SAFETY MATTERS

Environmental Matters

        We are subject to a wide range of environmental laws and regulations in the various jurisdictions in which we operate, and these laws and regulations have tended to become more stringent over time. Environmental compliance is an increasingly important consideration in our businesses, and we expect to continue to incur significant capital expenditures and operational and maintenance costs related to reductions in air emissions (including "greenhouse gases"), wastewater discharges and waste management. We constantly monitor the potential for changes in the laws regulating air emissions and other pollution control laws and take actions with respect to our operations accordingly. See note 39 to our Group annual financial statements included elsewhere in this Annual Report for more information.

North America

        Sappi Fine Paper North America is subject to stringent environmental laws in the United States. These laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and their respective state counterparts. In April 1998, pursuant to its authority under the Clean Air Act and Clean Water Act, the US Environmental Protection Agency ("USEPA") issued final regulations that impose air and water quality standards aimed at further reductions of air and water pollutants from certain pulp and paper mills, particularly those emitting wastewater resulting from bleaching operations.

        In December 2003, Sappi Fine Paper North America received a notice of violation and a finding of violation from the USEPA, alleging violations of the Clean Air Act's new source performance standards in connection with repairs performed at the Muskegon mill in the early 1990s. Sappi Fine Paper North America has had discussions with the USEPA and asserted defenses to the EPA's allegations, and continues to pursue resolution of this matter.

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

  •
  In the United Kingdom, our mills received permits required under the Pollution Prevention and Control Regulations, which were enacted to implement the EC Directive 96/61/EC on Integrated Pollution Prevention and Control.

  •
  At our Nijmegen mill, we are subject to a potential damage charge of approximately $203,611 (euro 208,000), representing the alleged cost of cleaning up contaminated pulp from the local sewer system. The proposed charge relates to a discharge of pulp from our Nijmegen mill in 2000. We are pursuing a settlement of this matter with the local authorities.

  •
  The Sappi Fine Paper Europe organisation is certified according to the international standard of environmental management systems (ISO 14001), and 7 mills are verified according to the

    European EMAS (Eco-Management and Audit Scheme). There are some minor obstacles to overcome before the Lanaken mill can be verified, the cost of which will not be material.

  •
  The Sappi Fine Paper Europe organisation is going to prepare their mills for GHG emissions trading on the basis of different national legislation following the European ET Directive. A Sappi Fine Paper Europe task force calculated the expected CO2 emissions needed for the European mills and the free of charge assigned quanties distributed by the national governments according to their specific allocation plans. The task force calculated that, were we to run all of our mills at 100 percent, we will have to buy capacity, certificates for approximately 137 kilotons of CO2, which would cost approximately €2 million per year at current prices. The task force also determined that if we were to run our mills at an average 90 percent of capacity, we would have a sufficient quantity of credits. The mills are currently running at 95 percent of capacity.

  A Sappi wide taskforce is working on the Sappi Carbon Management Strategy. They will be supported by ECO SECURITIES, an external consultant, who will conduct interviews, review data, evaluate Sappi's activities, and review the possible projects for carbon disposal management.

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

  •
  We expect that The National Environmental Management Act ("Air Quality Bill") will become effective in the beginning of 2005. The Air Quality Bill will replace the 1965 Atmospheric Pollution Prevention Act and will impose stringent compliance standards on our operations, including those related to carbon dioxide and sulphur dioxide air emissions. We expect to incur additional costs to comply with the Air Quality Bill in 2005, which will not be material.

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

        In Europe, we participate in various governmental worker accident and occupational health insurance programmes. In Austria, Belgium, the United Kingdom and the Netherlands, these programmes are funded by mandatory contributions by employers and employees. In Germany, we participate in a similar mandatory contribution scheme controlled by the German government, which permits employer and employee participation in its administration. The Safety and Health issues are integrated into the management systems.

        In South Africa, we must comply with the Occupational Health and Safety Act (Number 85 of 1993) and related regulations. Our South African businesses have instituted safety rating system, which sets standards for safety and facilitates the monitoring of compliance with applicable governmental laws and regulations.

ORGANISATIONAL STRUCTURE

        Sappi Limited is the ultimate holding company of the Sappi Group. The following table sets forth the more significant subsidiaries owned by Sappi Limited.

Name of Company	Trading Name	Country of Incorporation	Type of Company	% Holding and Voting Power
North America
S.D. Warren Company	Sappi Fine Paper	United States	Operating	100
Sappi Cloquet LLC	Sappi Fine Paper	United States	Operating	100
Europe
Sappi Alfeld GmbH	Sappi Fine Paper	Germany	Operating	100
Sappi Ehingen GmbH	Sappi Fine Paper	Germany	Operating	100
Sappi Europe SA	Sappi Fine Paper	Belgium	Operating	100
Sappi Austria Produktions GmbH & Co KG	Sappi Fine Paper	Austria	Operating	100
Sappi MagnoStar GmbH	Sappi Fine Paper	Austria	Operating	100
Sappi Holding GmbH	Sappi Holding	Austria	Holding	100
Sappi International SA	Sappi International	Belgium	Finance	100
Sappi Lanaken NV	Sappi Fine Paper	Belgium	Operating	100
Sappi Lanaken Presspaper NV	Sappi Fine Paper	Belgium	Operating	100
Sappi Maastricht BV	Sappi Fine Paper	Netherlands	Operating	100
Sappi Nijmegen BV	Sappi Fine Paper	Netherlands	Operating	100
Sappi Papier Holding GmbH	Sappi Papier Holding or Sappi Fine Paper or Sappi Trading	Austria	Operating	100
Sappi China Holdings BV	Sappi China Holdings	Netherlands	Holding	100
Sappi U.K. Ltd.	Sappi Fine Paper	United Kingdom	Operating	100
Guernsey
Lignin Insurance Co. Ltd.	Lignin Insurance Co. Ltd.	Guernsey	Finance	100
Southern Africa
Sappi Manufacturing (Pty) Ltd.	Sappi Manufacturing or Sappi Forest Products or Sappi Fine Paper or Sappi Saiccor or Sappi Kraft or Sappi Forests or Sappi Waste Paper	South Africa	Operating	100
Usutu Pulp Co. Ltd.	Sappi Usutu	Swaziland	Operating	100
Sappi Management Services (Pty) Ltd.	Sappi Management Services (Pty) Ltd.	South Africa	Management	100

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

Location	Use	Approximate Size(1)
Sappi Limited
Johannesburg, South Africa	Sappi Headquarters(2)	15,078 m2
Sappi Fine Paper
Sappi Fine Paper North America(3)
Boston, Massachusetts	Headquarters(4)	38,620 sq ft
Skowhegan, Maine (Somerset Mill)	Manufacturing facility: coated paper, softwood and hardwood pulp	2,355 acres
Muskegon, Michigan	Manufacturing facility: coated paper and a warehouse(5)	5,185,000 sq ft
Westbrook, Maine	Manufacturing facility: speciality and high bulk coated paper and research and development facility Storage and shredding facility Headquarters (shared financial services) Roll coating facility	275 acres 13,446 sq ft 29,000 sq ft 13,575 sq ft
Allentown, Pennsylvania	Coated paper sheeting facility and distribution centre(6)	30 acres
Alsip, Illinois	Distribution centre(7)	392,618 sq ft
Cloquet, Minnesota	Manufacturing facility: coated paper and pulp(10) Distribution and R&D facility	650 acres 7 acres
Sappi Fine Paper Europe
Brussels, Belgium	Headquarters(9)	3,836 m2
Gratkorn, Austria	Manufacturing facility: coated paper and pulp	1,009,268 m2
Maastricht, Netherlands	Manufacturing facility: coated paper and research and development facility	14.7 ha
Nijmegen, Netherlands	Manufacturing facility: coated paper	10.7 ha
Lanaken, Belgium	Manufacturing facility: coated paper and pulp	35.0 ha
Alfeld, Germany	Manufacturing facility: coated paper, uncoated paper and pulp	332,503 m2
Ehingen, Germany	Manufacturing facility: coated paper and pulp	358,092 m2
Blackburn, England	Manufacturing facility: coated paper	36.7 ha
Wesel, Germany	Distribution centre'(8)	6.2 ha
Hemel Hempstead, England (Nash Mill)	Manufacturing facility: business paper and printing paper and board	12 acres

Sappi Fine Paper South Africa
Enstra, South Africa	Manufacturing facility: uncoated paper and hardwood pulp, and the bleaching of softwood pulp(10)	582.7 ha
Stanger, South Africa	Manufacturing facility: coated paper, tissue and bagasse pulp(10)	55.4 ha
Adamas, South Africa	Manufacturing facility: uncoated paper and recycled packaging paper	7.2 ha
Sappi Forest Products
Johannesburg, South Africa	Headquarters	Included under Sappi Limited headquarters
Sappi Saiccor
Umkomaas, South Africa	Manufacturing facility: chemical cellulose(10)	159.4 ha
Sappi Kraft
Ngodwana, South Africa	Manufacturing facility: linerboard, newsprint and kraft pulp	1,282.9 ha
Tugela, South Africa	Manufacturing facility: linerboard, corrugating medium, sackkraft and industrial kraft	914.4 ha
Cape Kraft, South Africa	Manufacturing facility: linerboard and corrugating medium	9.5 ha
Bunya, Swaziland (Usutu Pulp Mill)	Manufacturing facility: kraft pulp	45.0 ha
Sappi Forests
Barberton, South Africa (Lomati Sawmill)	Sawmill	24.6 ha

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
(9)
Subject to leases expiring in 2008.
(10)
Substantial assets are leased pursuant to capital lease agreements.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion and analysis together with our Group annual financial statements, including the notes, included elsewhere in this Annual Report. Certain information contained in the discussion and analysis set forth below and elsewhere in this Annual Report includes forward-looking statements that involve risk and uncertainties. See "Forward-Looking Statements", "Item 3—Key Information—Selected Financial Data", "Item 3—Key Information—Risk Factors", "Item 4—Information on the Company", "Item 10—Additional Information—Exchange Controls" and notes 3, 14, 16, 19, 20, 30, 32, 33, 35 and 38 to our Group annual financial statements included elsewhere in this Annual Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this Annual Report. The following discussion and analysis are based on the results of operations prepared in accordance with South African GAAP ("SA GAAP"), which differ from US GAAP.

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

        Sappi Fine Paper generated approximately 80% of our sales during fiscal 2004 and fiscal 2003. Of our sales for fiscal 2004 and fiscal 2003, approximately 85% were made in US dollars, euro and other non-Rand denominated currencies. Our South African business sells approximately 44% of its products in US dollars. See "Inflation and Foreign Exchange" and note 35 to our Group annual financial statements included elsewhere in this Annual Report. Our sales by source and destination in fiscal 2004 were as follows:

	Sales by Source	Sales by Destination
North America(1)	29%	31%
Europe	45%	41%
Southern Africa	26%	15%
Far East and others	—	13%

Total	100%	100%

(1)
Sales by destination to North America includes Latin America.

See note 36 to our Group annual financial statements included elsewhere in this Annual Report for information regarding sales by source for prior periods.

        Sappi Fine Paper has a total paper production capacity of 4.3 million metric tonnes per annum. We are the global leader in the coated fine paper business with a capacity of 3.9 million metric tonnes of coated fine paper per annum and with a market share of approximately 24% in the United States, approximately 20% in Europe and greater than 60% in southern Africa. Our market share in the United States declined during fiscal 2003 as a result of our long-term branded merchant distribution rationalisations, following the Potlatch acquisition, which resulted in discontinuing certain products and merchant relationships, as well as pricing actions of competitors in response to difficult market conditions. As expected, we believe our market share has stabilised in fiscal 2004 and that when demand improves we will see the benefits of our actions. After declining earlier during the year, our European market share increased in recent months to last year's level. In addition, we are the world's largest producer of chemical cellulose (dissolving pulp), with a market share of approximately 15%. The Sappi Group is now more than 100% integrated on a net basis in terms of pulp usage, meaning that, while some of our facilities are market buyers of pulp and others are market sellers, in the aggregate we produce slightly more pulp than we utilise. By region, the southern African operations are net sellers of pulp, Sappi Fine Paper North America is fully integrated and the European operations are approximately 42% self-sufficient for pulp in Continental Europe, but entirely dependent on market pulp in the United Kingdom. We supply approximately 69% of the wood requirements for our South African businesses from sources we own or lease. Both our North American and European operations are dependent on outside suppliers of wood for their production requirements.

        In recent years, we have sought to internationalise our shareholder base and increase our exposure in the world's major financial markets. On November 5, 1998, our American Depository Receipts commenced trading on the New York Stock Exchange. We believe that, as at the end September 2004, based on registered addresses and disclosure by nominee companies, 36% of our shares were held beneficially in North America, 51% of our shares were held beneficially in South Africa and 13% of our shares were held beneficially in Europe and elsewhere, excluding the shares owned by a subsidiary of Sappi.

Principal Factors Impacting on our Results

        The results of operations of our business are affected by numerous factors. Given the high fixed cost base of pulp and paper manufacturers, industry profitability is highly sensitive to changes in prices. Prices are significantly affected by changes in industry capacity and output levels, customer inventory levels and cyclical changes in the world economy. Profitability in our industry is, however, also influenced by factors such as sales volume, the level of raw material and other input costs, exchange rates, and operational efficiency.

        The principal factors that have impacted our business during the financial periods presented in the following discussion and analysis and that are likely to continue to impact our business are:

  a)
  cyclical nature of our industry and its impact on sales volume;

  b)
  movement in market prices for our products;

  c)
  sensitivity to currency movements;

  d)
  movement in market prices for raw materials and other input costs of manufacturing; and

  e)
  other significant factors impacting costs, including new acquisitions and cost reduction initiatives.

        Because many of the factors are beyond our control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Markets

        The markets for our pulp and paper products are cyclical, with prices significantly affected by factors such as changes in industry capacity and output levels, customer inventory levels and cyclical changes in the world economy. The pulp and paper industry has often been characterised by periods of imbalances between supply and demand, causing prices to be volatile. Prices also vary significantly by geographic region and product while our core coated paper products are used for many types of publications, the highly cyclical advertising market is a major driver of our business.

Coated Fine Paper

        Paper demand has fluctuated significantly in recent years. From 2001 to 2003, weak economic growth and sluggish advertising markets resulted in a significant decrease in demand for coated fine paper. The decrease in demand was particularly pronounced in the US market.

        Increases in industry capacity in Europe and North America were fairly limited during this period, driven by reluctance of companies to invest major new capital in these regions. In contrast, the potential for higher growth in Asian demand over the medium term has resulted in significant investment in capacity in this region, particularly in China. In Europe, there have been limited closures of capacity, resulting in persistent overcapacity in the industry. In the US, capacity has been more aggressively removed with 700,000 tons of capacity closed during 2002 and 2003.

        The combination of decreased demand and supply-side overcapacity resulted in lower prices in both Europe and North America between 2001 and 2003. In North America, the strength of the US dollar, particularly during the earlier part of this period, led to domestic producers suffering from increased competitive pressure driven by Asian and European imports. In Europe, price decreases were slightly less pronounced than in North America as producers responded to adverse demand conditions by curtailing production and increasing exports as a means of balancing supply with demand.

        During fiscal 2004, demand has grown strongly in the North American market, driven by renewed economic growth and a buoyant advertising market. Demand for coated woodfree grades grew at an annualised rate of 3.5%. As a result, we have been able to implement price increases during the course of fiscal 2004.

        In Western Europe, demand for coated fine paper grew by 6.8% in fiscal 2004, a significant increase on previous years' growth of 1% in fiscal 2003 and 1.5% in fiscal 2002. With supply still exceeding demand, however, price increases in the European market did not materialise during this fiscal year.

US vs Total European Apparent Consumption of Coated Fine Paper

        The recent price history for benchmark coated woodfree grades in North America and Europe is shown in the following chart:

US and European Coated Fine Paper Prices

Pulp

        Pulp prices tend to display higher volatility than paper prices. The price of the benchmark pulp grade, Northern Bleached Softwood Kraft (NBSK) has ranged from a low of $395 (Nov-1993) to a high of $925 (Sept-1995) per metric ton.

        Throughout 2002 and 2003, global demand for pulp was low and price fluctuations were driven primarily by supply management and the resultant level of inventories available in the market.

        During the first half of fiscal 2004, demand for pulp increased significantly and translated into higher prices. China's growing paper industry was a key driver of this trend as it is a major net purchaser of pulp, and its demand has a significant influence on prices in this market. The extent of this impact became evident between June and August 2004 when Chinese demand temporarily decreased and pulp prices fell as customer inventories were reduced.

        The price of NBSK pulp is depicted in the following chart:

Northern Bleached Softwood Kraft Pulp

        Since Sappi sells slightly more pulp than it buys, fluctuations in market pulp prices have a negligible impact on the company's overall profitability. At a divisional level, pulp prices do, however, affect profitability since Fine Paper is a net buyer of pulp and Forest Products is a net seller.

        Chemical cellulose (dissolving pulp) accounts for the majority of Sappi's third party pulp sales. The chemical cellulose we produce is used principally as an input in the production of various synthetic textiles and acetate flake used in the manufacturing of acetate tow for cigarette filter tips.

        The movement in price of chemical cellulose is linked to the price of NBSK. Higher technical specifications allow chemical cellulose to typically trade at a premium to NBSK. BHK (bleached hardwood kraft) generally sells at a lower price than NBSK.

        In fiscal 2002, prices for chemical cellulose were low as a result of a combination of weak demand for viscose staple fibre and increased competitive pressure. During this period, Sappi curtailed production and maintained low inventory levels.

        We diversified our range of chemical cellulose products and secured significant new agreements to supply customers in the acetate sector during fiscal 2003.

        Prices for chemical cellulose have increased during fiscal 2004 mainly as a result of:

  •
  General increased demand for chemical cellulose, especially in the viscose staple fibre industry, fuelled by higher cotton prices as well as strong economic growth in Asia where the majority of the downstream textiles manufacturing customers are concentrated.

  •
  In fiscal 2003, a significant competitive source of supply was removed from the industry when International Paper closed its Natchez chemical cellulose plant.

Currency Fluctuations

        The principal currencies in which our subsidiaries conduct business are the US dollar, euro and Rand. Although our reporting currency is the US dollar, a significant portion of our sales and purchases is made in currencies other than the dollar. In Europe and North America, sales and expenses are generally denominated in euro and US dollars, respectively; however, pulp purchases in Europe are primarily also denominated in US dollars. In southern Africa, costs incurred are generally denominated in Rand, as are local sales. Exports to other regions, which represent approximately 45% of sales in fiscal 2004, are denominated primarily in US dollars.

        We made sales in a range of foreign currencies in the fiscal years shown as follows:

	Year Ended September
	2004	2003	2002
(Percentage of Sales)
US dollar	42.3	46.7	45.3
Euro	38.3	36.6	39.1
Rand	14.8	13.2	12.0
Other	4.6	3.5	3.6

Total	100.0	100.0	100.0

        The decreased proportion of the US dollar denominated sales and increased proportion of euro and Rand denominated sales in fiscal 2004, is primarily the result of the strengthening of the Rand and euro against the US dollar.

        The appreciation of the Rand or the euro against the US dollar tends to diminish the value of exports from South Africa and Europe in local currencies, while depreciation of these currencies against the US dollar will have the opposite impact. Since expenses are generally denominated in local currencies, the depreciation of the US dollar has a negative effect on gross margins on exports and such domestic sales, which are priced relative to international US dollar prices. The appreciation of the US dollar will have the opposite impact. European importers of pulp denominated in US dollars have benefited in terms of local currency. Our consolidated financial position, results of operation and cash flows may be materially affected by movements in the exchange rate between the US dollar and the respective local currencies to which our subsidiaries are exposed. The principal currencies in which our subsidiaries conduct business that are subject to the risks described in this paragraph are the US dollar, euro and Rand.

	Year Ended September
	2004	2003	2002
Average Exchange Rate(1,2)
Rand(3)	6.6824	8.3300	10.5393
Euro(3)	1.2152	1.0804	0.9188
Year end Exchange Rate(1,2)
Rand(3)	6.4290	7.1288	10.5400
Euro(3)	1.2309	1.1475	0.9789

(1)
Source: audited Group annual financial statements of Sappi Limited.

(2)
At December 10, 2004, based upon the Rand Noon Buying Rate and the euro Noon Buying Rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York, the exchange rates were as follows: Rand 5.8075 per $1.00 and euro 1.3224 per $1.00. Source: Federal Reserve Statistical Release.

(3)
US$1 = Rand, euro 1 = US dollar.

        Since the adoption of the euro by the European Union on January 1, 1999, when the euro was trading at approximately $1.18 per Euro, the euro depreciated against the US dollar to a low of approximately $0.83 per euro on October 25, 2000, and recovered to approximately $0.98 at the end of fiscal 2002 and to approximately $1.15 per Euro at the end of fiscal 2003. It reached a high of approximately $1.29 per euro on February 18, 2004 and recovered to approximately $1.23 at the end of fiscal 2004. On November 16, 2004 it was trading at approximately $1.30 per Euro. During fiscal 2000, the Rand traded at levels around R6.55 per US dollar, and weakened to approximately R8.94 per US dollar at the end of fiscal 2001. It continued to weaken significantly and reached an all time low of approximately R13.90 per US dollar on December 21, 2001. The Rand has recovered since then and was trading at approximately R10.54 at the end of fiscal 2002 and approximately R7.13 per US dollar at the end of fiscal 2003. During fiscal 2004 it reached a high of approximately R5.90 per US dollar on July 19, 2004. The Rand was trading at approximately R6.43 at the end of fiscal 2004 and has strengthened since then to a level of approximately R5.79 on November 29, 2004. The profitability of certain of our Southern African operations is directly dependent on the Rand proceeds of the US dollar exports. Furthermore, prices in the local market are also influenced by import parity competition. Should the Rand continue at the current levels or further strengthen against the US dollar, we would anticipate that these operations would incur losses during the new financial year.

Raw Material and Other Input Costs of Manufacturing

        Our business is sensitive to fluctuations in market prices of raw materials used in the manufacture of our products. These comprise mainly purchased materials, (such as wood and caustic soda), energy and coating chemicals (including calcium carbonate and latex).

        During fiscal 2004, total purchased materials, energy and coating chemical costs increased $16 million to $415 million in our North American operations, which was largely volume related. Significant wood and energy cost increases, particularly in the latter part of the year, were largely offset by lower coating chemical costs, largely as a function of lower grade product mix.

        European purchased materials, energy and coating chemical costs increased by $83 million in fiscal 2004, $64 million of which was the currency translation effect and $34 million of which was volume related. Lower costs were achieved in each of these categories in fiscal 2004 compared to fiscal 2003 in Euro per metric tonne terms.

        During fiscal 2004, Fine Papers South Africa reduced the cost of purchased materials, energy and chemicals in Rand per tonne terms, but not in US dollar terms. Our Forest Products operations experienced some wood cost increase during fiscal 2004, but the majority of the $52 million increase in purchased materials, energy and chemical cost increases were due to currency translation effect ($37 million) and volume ($14 million).

Restructuring

        During fiscal 2003 we decided to take a number of actions in response to continuing weak markets and rising costs. These included the production downtime in our North American and European regions, as well as reducing capacity to improve the supply/demand balance in the United States and a range of other initiatives to reduce fixed costs in all regions.

        We announced the closure of the number 14 paper line at our Westbrook mill in Maine, North America in November 2003. This followed our decision to take out capacity to improve the supply/demand balance in the United States. The machine that was closed was our highest cost paper machine. In the last quarter of fiscal 2003 we wrote off the assets and related inventory and took a charge of $19 million after tax ($32 million pre-tax). We also incurred a further charge of approximately $16 million pre-tax in the first quarter of fiscal 2004 in respect of severance, retrenchment and related costs. The total number of employees affected by this closure was 145 people.

        During fiscal 2004 we restructured the Fine Paper division to simplify reporting lines. As a result the chief executive officers of Sappi Fine Paper Europe and Sappi Fine Paper North America report directly to the chief executive officer of Sappi Limited. As a consequence the Fine Paper office in London was closed, and the position of chief executive officer for Sappi Fine Paper no longer exists. A charge of $5 million pre-tax was incurred for the closure of the Fine Paper office in London during fiscal 2004. The total number of employees affected by this closure were 8 people.

        In addition, in order to counteract the effect of rapidly increasing benefit costs, we also reduced our staffing levels by a further 85 people in North America, 49 people in Europe and 211 people at our Forest Products operations during fiscal 2004. We incurred a pre-tax charge of approximately $11 million during fiscal 2004 in respect of this.

        We furthermore ceased operations at Clan sawmill (South Africa) in the last quarter of fiscal 2003. The mill, which had a log intake of 80,000 m3, used old technology and did not have a competitive log supply. The closure did not have a material impact on our results, but resulted in the loss of approximately 300 jobs.

        For further information see note 21 to our Group annual financial statements included elsewhere in this Annual Report.

South African Economic and Political Environment

        Sappi Limited, as a South African company and with ownership of significant operations in southern Africa, operates within a framework of various economic, fiscal, monetary, regulatory, operational (including labour-relations) and political policies and factors that affect South African companies and their subsidiaries generally. The impact of certain of these policies and factors, for example regulatory and operational factors, is limited by the geographic diversity of our sales by source and the geographic diversity of our operating assets, of which Europe represented 38%, North America represented 30% and southern Africa represented 32% at the end of fiscal 2004. However, of our consolidated operating profit of $188 million in fiscal 2004, our operations outside South Africa generated an operating loss of $9 million and our operations in South Africa generated an operating profit of $197 million.

        South Africa features a highly developed sophisticated "first world" infrastructure at the core of its economy. The South African economy is expected to grow at approximately 2.8% in 2004. South Africa currently has long-term foreign currency investment ratings of Baa2 from Moody's Investor Services Inc. and BBB from Standard & Poor's Rating Service ("S&P"). While exchange controls have been relaxed in recent years and are continuing to be relaxed, South African companies remain subject to restrictions on their ability to raise and deploy capital outside of the Southern African Common Monetary Area. See "—Liquidity and Capital Resources—Financing".

        Despite the democratisation of South Africa in recent years, the country continues, however, to face challenges in overcoming substantial differences in levels of economic and social development among its people, and in addressing problems such as inflation, access to land, poverty and unemployment, crime and a high prevalence of HIV/AIDS experienced in recent years.

        We believe that HIV/AIDS is a business risk that has to be measured, monitored and managed. Addressing HIV/AIDS continues to be a high priority for us and extensive work has been undertaken to manage the risks posed to employees and the company. Our HIV/AIDS programme has been accelerated and a voluntary counselling programme to assist HIV employees has continued to receive growing support. From August 2002 medical care included the provision of Nevirapine treatment for employees to prevent mother-to-child transmission. In 2003 we extended anti-retroviral treatment ("ART") to all employees for whom the treatment is medically indicated. The continued provision of this treatment is subject to annual review. The ART Programme has been extended to family members through government and non-governmental organizations in areas surrounding our operations. Sappi HIV/AIDS co-ordinators encourage HIV positive employees to refer their partners to these facilities for counselling and treatment.

        The government and organised business have taken a number of steps in recent years to increase ownership of South African business assets by Black Empowered Entities and to achieve broad based black empowerment in the economy. In March 2003 the government published the Bill on Broad Based Black Economic Empowerment ("BBBEE") establishing the government's commitment to the pursuit of changing the composition of the demographic participation of the South African economy, but containing no quantitative indication (prescriptions, targets, percentages etc.) on how this transformation is to occur. In addition, various sectors (Finance; Construction; Agriculture etc.) have negotiated Black Economic Empowerment (BEE) Charters which provide the targets that must be achieved by all participants in such a sector. The BEE proposes a framework for companies not covered by any particular charter to develop BEE plans and to measure progress against these plans. The Minister of Trade and Industry will require companies to submit annual progress reports in this regard. The BEE framework in the Bill covers board and management composition, equity participation, human resource development, procurement, corporate social investment and enterprise development. The South African constitution guarantees ownership rights of assets, and it is the stated intent of the Bill that transfer of ownership will occur at market prices. It should be noted that BEE equity participation need not necessarily occur at the corporate level, and can be effected at divisional, business unit or lower levels. Because the BEE Bill sets forth a framework for plans rather than specific requirements or goals, it is not possible to predict whether or how our business or assets may be impacted. A BEE scorecard, encompassing equity ownership, management, employment equity, skills development, preferential procurement, enterprise development and corporate social investment in Sappi's South African business units is in production, and progress will be assessed regularly against our own and industry-related targets.

Inflation and Interest Rates

        The following table sets forth South African inflation for fiscal 2004, fiscal 2003 and fiscal 2002:

	Year Ended September
	2004	2003	2002
Inflation(1)	1.3%	3.7%	14.5%

(1)
South African Consumer Price Index (CPI). The CPI for the Sappi fiscal years.

        After having peaked at levels in excess of 20% in the 90's the South African prime overdraft interest rates declined to 13.0% in September 2001, the lowest level in 13 years. The South African inflation rate (as measured by inflation less mortgage interest rates), increased from 6.5% in December 2001, to 14.5% in October 2002, mainly due to the significant weakening of the Rand against the US dollar in the quarter ended December 2001. Accordingly, prime overdraft interest rates increased by 4% to 17% by the end of fiscal 2002. Since reaching its lowest levels against the US dollar in December 2001, the Rand has strengthened consistently to its current levels of around R5.80. Partly due to the stronger Rand during fiscal 2003 and fiscal 2004, the South African inflation rate decreased significantly to 2.4% as at October 2004, within the target range of 3-6% as set by the South African Reserve Bank ("the SARB"). The SARB reduced its repurchase rate from 13.5% in November 2002 to 8.5% in October 2003, and as at November 16, 2004 it was 7.5%. The repurchase rate is the rate at which the SARB lends assistance to the banking sector and therefore represents the cost of credit to the banking sector. When the repurchase rate is changed, the interest rates on overdrafts and other loans extended by the banks also change. In this way the Reserve Bank indirectly affects interest rates in the economy. Although South African interest rates impact the cost of our South African borrowings, the majority of our borrowings have been incurred by subsidiaries outside southern Africa, denominated in either US dollars or Euro.

        In the US and Europe inflation rates were relatively stable in recent years, and accordingly had a lesser impact on our North American and European businesses. During fiscal 1999, the three-month LIBOR interest rate for the US dollar remained relatively stable at a level between 5.0 and 5.5%. It reached 6.2% in early October 1999, and increased further, exceeding 6.8%, in May 2000. It remained unchanged through to the end of fiscal 2000. Fiscal 2001 saw a period of significant rate reductions to 2.6% at the end of fiscal 2001. It was 1.92% at the end of fiscal 2002 and 1.14% at the end of fiscal 2003. Since then it increased and was 1.96% at the end of fiscal 2004. On November 16, 2004 it was 2.31%.

        The three-month EURIBOR interest rate in Europe started fiscal 1999 at 4.1%, and decreased to 2.7% at the start of fiscal 2000. It increased sharply to 4.9% at the end of fiscal 2000. Since then it has decreased and was 3.5% at the end of fiscal 2002 and 2.13% the end of fiscal 2003. As at the end of fiscal 2004 it was 2.12% and was 2.17% on November 16, 2004. The relatively low interest rates in the United States and Europe continue to represent a significant interest rate differential when compared to South Africa's 7.5% repurchase rate as determined by the SARB, and could result in further short-term strengthening of the Rand.

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

  •
  Any debtors or creditors not in the operating currency of the mill are hedged. Sales are hedged from the time of invoicing, purchases from the time of capex approval in the case of capex, and on all other purchases at the time the order is placed.

  •
  These exposures are hedged through our central treasury, where external hedging instruments are contracted after netting the various exposures.

  •
  Variations in this policy are considered from time to time, but any deviations from the central treasury policy are always subject to prior board approval.

  •
  No speculative positions are permitted.

        Translation risks are not hedged. We currently manage our debt to equity ratios by maintaining a balanced debt portfolio by currency. We are currently considering a change in this policy with a view to hedging cash flows.

        External dollar borrowings for our North American operations (with the exception of $107 million long-term bonds) were replaced during fiscal 2002 by inter-group financing from Sappi Papier Holding GmbH ("SPH"), our European holding company. Accordingly, there is a larger proportion of borrowings in our European operations when compared to the position before fiscal 2002. Sappi has a current policy of not hedging translation risks. The South African and European operations use the South African Rand and the euro as their respective functional currencies. Any translation of the value of these operations into US Dollars result in foreign exchange translation differences as the Rand and the Euro exchange rates move against the US Dollar. These changes are booked to the foreign currency translation reserve account. We prefer not to hedge this exposure with financial instruments, as this results in cash settlements which impact our results on a permanent basis. Borrowings taken up in a currency other than the functional currency of the borrowing entity is specifically hedged with financial instruments, such as currency swaps and forward exchange contracts. With regard to interest rate swaps, hedge accounting is permitted when the hedging relationship between the hedge and the underlying debt meets the requirements of the relevant accounting statements. For example, on our public bonds we have fixed to variable swaps. The terms of the swaps match the terms of the bonds exactly in respect of interest settlements, capital repayments etc. With regard to maturity, the 10-year bond is hedged to full maturity, the 30-year bond for the first ten years. If the relationship between the hedge and the debt is not matched, hedge accounting cannot be applied. We only do interest rate swaps when hedge accounting can be applied. For a description of our interest and exchange rate risks, see note 35 to our Group annual financial statements included elsewhere in this Annual Report.

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

	Year Ended September
	2004		2003		2002
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
	(US$ million)
Sales:
Sappi Fine Paper
Sappi Fine Paper North America	1,373	29.0	1,384	32.2	1,197	32.1
Sappi Fine Paper Europe	2,127	45.0	1,903	44.2	1,744	46.8
Sappi Fine Paper South Africa	311	6.6	270	6.3	215	5.7

Total	3,811	80.6	3,557	82.7	3,156	84.6
Sappi Forest Products	917	19.4	742	17.3	573	15.4

Group Sales	4,728	100.0	4,299	100.0	3,729	100.0
Operating Profit (Loss):
Sappi Fine Paper
Sappi Fine Paper North America	(92)	(6.7)	11	0.8	(23)	(1.9)
Sappi Fine Paper Europe	83	3.9	118	6.2	206	11.8
Sappi Fine Paper South Africa	15	4.8	35	13.0	34	15.8

Total	6	0.2	164	4.6	217	6.9
Sappi Forest Products	191	20.8	113	15.2	167	29.1
Corporate	(9)	—	(5)	—	18	—

Group Operating Profit	188	4.0	272	6.3	402	10.8

Year Ended September 2004 Compared to Year Ended September 2003

        Fiscal 2004 was characterised by strong demand growth in the North American market, driven by renewed economic growth and a buoyant advertising market. Demand for coated woodfree grades grew at an annualised rate of 3.5%. As a result, we have been able to implement price increases during the course of fiscal 2004. In Western Europe, demand for coated woodfree paper grew by 6.8% in fiscal 2004, a significant increase on previous years' growth of 1% in fiscal 2003 and 1.5% in fiscal 2002. With supply exceeding demand in the earlier part of the fiscal year, however, price increases in the European market did not materialise during this fiscal year. During that period, there was a significant overcapacity of coated fine paper relative to demand which, on average for fiscal 2004, led to weakening prices for our Fine Paper operations. The pulp market was affected by increased demand during the first half of fiscal 2004, mainly due to demand from China's growing paper industry. The increased demand translated into higher prices. Towards the end of fiscal 2004 when Chinese demand decreased, prices fell as customer inventories were reduced. Due to the conditions of weak markets in fiscal 2003 and to contain rising costs, the company, early in fiscal 2004, completed a number of restructuring initiatives announced during fiscal 2003, as described in the "Company and Business Overview" section.

        The US dollar weakened during fiscal 2004 by 12.5% against the euro and by 19.8% against the Rand.

        The translation of our results from local currencies to US dollar for reporting purposes tends to distort comparisons between periods when currencies are volatile. For example, as a result of the weakening of the average US dollar rate against the euro and the Rand during fiscal 2004, a 7.1% reduction in average selling price realised in euro translates to a 4.6% increase in US dollar, and a 12.6% decrease in average selling price realised in Rand translates to a 8.7% increase in US dollar.

        We refer to this as the currency translation effect in the following discussion of our financial condition and results of operations.

        A more detailed discussion and explanation of the material factors that affect our results of operations described below, is contained in the sections "Principal Factors Impacting our Results", "Inflation and Interest Rates" and "Mill Closures, Acquisitions and Dispositions" elsewhere in this Operating and Financial Review and Prospects. These factors include market fluctuations, exchange rates, taxation, net finance costs and significant cost factors, including cost reduction initiatives.

Sales

        Sales represent the net sales value of all products sold to outside parties. For a full description see our revenue recognition policy in note 2 of our Group annual financial statements included elsewhere in this Annual Report.

        In fiscal 2004, the volume of products sold increased by 518,000 metric tonnes (7.8%) to 7,193,000 metric tonnes, from 6,675,000 metric tonnes in fiscal 2003. The volume of products sold during fiscal 2004 increased for all our divisions as follows, for Sappi Fine Paper North America (61,000 metric tonnes), Sappi Fine Paper Europe (155,000 metric tonnes), Sappi Fine Paper South Africa (18,000 metric tonnes) and Sappi Forest Products (284,000 metric tonnes).

        Group sales increased by $429 million to $4,728 million in fiscal 2004 from $4,299 million in 2003 (10.0%). The sales of our Fine Paper division increased by $254 million and Forest Products by $175 million. The increase in Group sales is primarily due to the translation of our results from local currencies to US dollar for reporting purposes ($479 million) which tends to distort comparisons between periods when currencies are volatile. During 2004 the US dollar weakened by 12.5% on average against the euro, and by 19.8% on average against the Rand Group sales also increased due to higher volumes sold ($285 million) across all regions, offset by lower selling prices realised in local currencies ($335 million).

        Sappi Fine Paper.    The total volume sold by Sappi Fine Paper (including pulp) in fiscal 2004 increased by 234,000 metric tonnes (6.0%) to 4.1 million metric tonnes. Sappi Fine Paper Europe's volumes increased by 155,000 metric tonnes to 2.4 million metric tonnes (6.9%), in line with industry-wide coated fine paper growth of 6.8%. For Sappi Fine Paper North America, volumes sold increased by 61,000 metric tonnes (4.4%), to 1.4 million metric tonnes. Industry demand for coated fine paper in North America grew by 3.5% in fiscal 2004. In fiscal 2004, Sappi Fine Paper South Africa claimed back market share lost in fiscal 2003, and increased volumes sold by 18,000 metric tonnes to 318,000 metric tonnes.

        Total sales for Sappi Fine Paper increased by $254 million (7.1%) to $3,811 million in fiscal 2004. This increase is due to the currency translation effect ($297 million) and increased volume ($209 million), reduced by lower average selling prices realised in local currencies ($252 million). Average prices realised in US dollar terms in fiscal 2004 increased as a result of the currency translation effect by $10 per metric tonne (1.1%) to $918 per metric tonne, up from $908 per metric tonne in fiscal 2003.

        Sales for Sappi Fine Paper North America decreased by $11 million (0.8%) to $1,373 million in fiscal 2004. Selling prices were lower ($73 million) offset by increased volumes ($62 million). The average price realised decreased by 5.0% to $951 per metric tonne in fiscal 2004, mainly due to weak markets for coated paper in North America in the earlier part of fiscal 2004, as well as the pressure from continued imports into the US.

        Sappi Fine Paper Europe sales increased by $224 million (11.8%) to $2,127 million in fiscal 2004. This increase is due to the currency translation effect ($236 million) and increased volumes ($131 million), reduced by lower selling prices in euro terms ($143 million). Average price realised in US dollar terms was $891 per ton in fiscal 2004, up 4.6% from $852 per metric tonne in fiscal 2003. In euro terms average prices were 7.1% lower due to the continued surplus of supply compared to demand for coated fine paper in Europe, particularly in the early part of the year. Operating rates improved through the year.

        For Sappi Fine Paper South Africa, sales increased by $41 million (15.2%) to $311 million in fiscal 2004. This increase is primarily attributable to the result of the currency translation effect ($62 million) and partly due to an increase in volume sold ($16 million), offset by lower average selling prices realised in Rand terms ($36 million). The average price realised for fine paper products in South Africa in US dollar terms increased by 8.7% to $978 per metric tonne in fiscal 2004, as a result of the currency translation effect, while in Rand terms, the average price realised in fiscal 2004 decreased by 12.4% as a result of the pressure of continued imports into South Africa caused by the Rand's strength against the US dollar.

        Sappi Forest Products.    Total sales volumes for Sappi Forest Products increased by 10.3% to 3.0 million metric tonnes in fiscal 2004. There were increases in volumes of chemical cellulose (10.3%) and commodity paper products (1.4%) while paper pulp volumes were 5.5% lower. The increased chemical cellulose volume was mainly as a result of the closure of competitor capacity as well as the increased demand in the viscose staple industry, fuelled by higher prices for cotton, which is a competing product. Sappi Forest Product's sales increased by $175 million (23.6%) to $917 million in fiscal 2004. This increase is attributable mainly to the currency translation effect ($181 million), and increased volumes ($76 million), partly offset by lower selling prices in Rand terms ($82 million). The average price for chemical cellulose (dissolving pulp) increased by 21.9% in 2004, in line with NBSK prices, to which it is linked. For paper pulp, the average price realised in US dollar terms increased by 12.8% per metric tonne reflecting the improved market conditions for that product.

Operating Expenses

        Group operating expenses (comprising cost of goods sold, selling, general and administrative expenses and other expenses) increased by $513 million (12.7%) to $4,540 million in fiscal 2004. This increase was mainly due to the currency translation effect of $429 million of which Europe represented $227 million and southern Africa $202 million. Operating expenses for Sappi Fine Paper North America increased by $92 million, primarily as a result of increased volumes ($61 million) and partly as a result of increased wood costs ($20 million), and energy costs ($5 million). Operating expenses in North America were further increased by restructuring charges of $20 million. Operating expenses in our European operations increased by 1.8% in euro terms, despite the 6.9% increase in volume sold, mainly due to lower fixed costs as a result of improved productivity and cost reduction initiatives. Operating expenses at Sappi Fine Paper South Africa increased by 1.4% in Rand terms. Forest Products operating expenses decreased by 7.3% in Rand terms. Excluding the effects of AC 137, the new accounting standard for plantations, they increased by 1.6% in Rand terms, similar to the magnitude of the volume increase.

        Selling, general and administrative expenses (SG&A), which are included in the group operating expenses discussed above, increased by $87 million (28%) to $403 million in fiscal 2004. $30 million was as a result of the currency translation effect, $32 million was due to restructuring charges and $8 million was due to additional bad debt provisions in Europe. SG&A expenses in fiscal 2003 were favourably affected by a $10 million once-off relief from the SFPNA pension plan amendment.

        Other expenses (profit) which are included in the group operating expenses described above, represent all profit and expenditure relating to activities other than that which is regarded as normal trading. Other expenses of $4 million in fiscal 2004 ($27 million in fiscal 2003) relate mainly to the write-off of assets at all of our divisions. In fiscal 2003 other expenses consisted of a pre-tax charge of $32 million for asset impairment and related write-off of inventory at our Westbrook mill (Sappi Fine Paper North America), reduced by net other profit of $5 million relating to various other items, including a net profit of $3.0 million relating to the sale of a scrapped paper machine at our Gratkorn mill in Austria (Sappi Fine Paper Europe).

        Operating expenses per metric tonne increased by $28 (4.6%) to $631 in fiscal 2004 from $603 per metric tonne in fiscal 2003. The 7.8% increase in volume sold in fiscal 2004 resulted in the fixed cost component of operating expenses, being spread over more tonnes, thereby decreasing on a per metric tonne basis. This contained the overall increase of operating expenses per metric tonne to 4.6% from fiscal 2003, compared to the 12.7% increase in total operating expenses. This increase of 4.6% was largely the result of the currency translation effects described in the next paragraph.

        At our North American operations, operating expense per metric tonne increased by 2.2% due to higher raw materials and energy costs. Operating expense per metric tonne increased by 7.1% at our European operations due to the strengthening of the euro against the dollar (in euro terms operating expense per metric tonne decreased by 4.8% as a result of cost reductions). For our South African fine paper operations, operating expense per metric tonne in US dollars increased by 18.9% (in Rand terms operating expense per metric tonne decreased by 4.7%) as a result of cost reductions. For Forest Products operating expense per metric tonne, in dollar terms, increased 4.8% particularly as a result of the strengthening of the Rand against the dollar. In Rand terms and excluding the effect of AC137, operating expenses per metric tonne were contained at fiscal 2003 levels.

Operating Profit

        Group operating profit decreased by $84 million (30.9%) to $188 million in fiscal 2004, from $272 million in fiscal 2003, primarily attributable to decreases in operating profit for our Fine Paper division ($158 million), (mainly due to a decrease of $103 million at our North American Fine Paper division), offset mainly by an increased operating profit of $78 million for our Forest Products division.

        Our Group operating margin, or the ratio of operating profit to sales, decreased to 4.0% in fiscal 2004 compared to 6.3% in fiscal 2003. The lower operating profit and operating margin reflect the continuing difficult trading conditions in our major fine paper markets, resulting in lower average prices realised in local currency in all our fine paper operations, and are also partly attributable to the currency translation effect on the costs of our European and southern African operations.

        Sappi Fine Paper.    Operating profit for Sappi Fine Paper decreased by $158 million (96.3%) to $6 million in fiscal 2004 mainly due to lower operating profit in fiscal 2004 for Sappi Fine Paper North America ($103 million) as well as decreases in operating profit at our European ($35 million) and South African Fine Paper divisions ($20 million). Operating margin was 0.2% in fiscal 2004 as compared to 4.6% in fiscal 2003.

        Operating profit for Sappi Fine Paper Europe decreased by $35 million (29.7%) to $83 million in fiscal 2004 from $118 million in fiscal 2003. Operating margin decreased to 3.9% in fiscal 2004 from 6.2% in fiscal 2003. These decreases in operating profit and operating margin reflects the difficult trading conditions in Europe in the earlier part of the fiscal year, and were primarily due to lower average prices realised in euro terms. Improved productivity and cost reductions decreased operating expense per metric tonne in euro terms by 4.8% in fiscal 2004, which offset to some extent the reduction in operating profit and operating margin.

        Sappi Fine Paper North America incurred an operating loss of $92 million in fiscal 2004 compared to an operating profit of $11 million in fiscal 2003. This decrease in operating profit reflecting the continuing difficult trading conditions in the US in the earlier parts of fiscal 2004, which resulted in lower average selling prices realised. Operating profit was also negatively impacted in fiscal 2004 by higher raw material and energy costs and by a $20 million restructuring charge.

        The operating profit of $15 million for Sappi Fine Paper South Africa decreased from $35 million in fiscal 2003. Selling prices realised in Rand terms decreased by 12.8%, while the operating expenses per metric tonne in Rand terms decreased by 4.7%. Operating margin decreased to 4.8% in fiscal 2004 from 13.0% in fiscal 2003, mainly due to the decrease in average selling prices realised in Rand terms.

        Sappi Forest Products.    Sappi Forest Products operating profit increased by $78 million (69.0%) to $191 million in fiscal 2004. This is mainly attributable to higher average selling prices realized, which increased on average by 11.9%, and also to the 10.3% increase in volumes sold. The fair value adjustment for plantations under the new accounting standard AC137 had the effect of increasing operating profit by $70 million in fiscal 2004. In Rand terms and excluding the fair value adjustment for plantations, operating expenses by metric tonne were contained at fiscal 2003 levels. Operating margin increased to 20.8% in fiscal 2004, from 15.2% in fiscal 2003.

        Corporate.    Operating losses increased by $4 million as a result of the inclusion of the UK pension costs, which in the prior year end up to the closure of the London office were included in the Fine Paper results.

Year Ended September 2003 Compared to Year Ended September 2002

        Fiscal 2003 was characterised by weak demand for coated paper in our major markets as a result among other things of low economic growth and weak advertising spending. There remained a significant overcapacity of coated fine paper relative to demand which led to weakening prices. The pulp market during the year was affected by poor demand from paper producers and prices were volatile. In response to these conditions of weak markets and to contain rising costs the company also took a number of restructuring initiatives as described in the "Principal Factors Impacting on our Results" section above. Furthermore, we continued to take considerable downtime in fiscal 2003 at our North American and European operations.

        The average US dollar weakened during fiscal 2003 by 17.6% against the euro and by 21.0% against the Rand.

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

        We refer to this as the currency translation effect in the following discussion of our financial condition and results of operations.

        A more detailed discussion of the material factors that affect our results of operations and explain the changes in our results of operations described below is contained in the sections "Markets", "Restructuring", "Foreign Exchange, Inflation and Interest Rates" and "Mill Closures, Acquisitions and Dispositions", contained elsewhere in this Operating and Financial Review and Prospects. These factors include market fluctuations, exchange rates, taxation, net finance costs and significant cost factors, including cost reduction initiatives.

Sales

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

        Group sales increased by $570 million (15.3%) to $4,299 million in fiscal 2003, from $3,729 million in fiscal 2002. This increase is due to the currency translation effect ($512 million) and increased volume ($331 million), reduced by lower average selling prices realised in local currencies ($273 million). The sales of our Fine Paper division increased by $401 million (the Potlatch acquisition, which impacted the results of fiscal 2003 for a whole year, compared to the impact of only 4.5 months in fiscal 2002, contributed $227 million) and Sappi Forest Products by $169 million.

        Sappi Fine Paper.    The total volume of fine paper products sold by Sappi Fine Paper increased by 263,000 metric tonnes (7.2%) to 3,916,000 metric tonnes in fiscal 2003. For Sappi Fine Paper Europe, volume increased by 53,000 metric tonnes (2.4%) to 2,233,000 metric tonnes primarily due to sales of coated paper which increased by 48,000 metric tonnes. We achieved this as a result of our marketing efforts towards large publishing customers in our core markets Germany, UK, France and the Benelux. Volume increased by 220,000 metric tonnes (18.9%) to 1,383,000 metric tonnes for Sappi Fine Paper North America in fiscal 2003. The Potlatch acquisition accounted for 283,000 metric tonnes, which was offset by lower sales of sheet products compared to fiscal 2002. This decrease in sales of sheet products was primarily due to a reduction in the domestic sheet market share of our North American operations, which decreased from 25% at the time of the Potlatch acquisition, to 21% at the end of fiscal 2003, mainly due to increased volumes of lower priced import products into the United States. During this period the domestic sheet market in the United States declined by 10% over fiscal 2002. Our North American business has taken various measures to regain the lost market share. For Sappi Fine Paper South Africa, volume decreased by 10,000 metric tonnes (3.2%) to 300,000 metric tonnes in fiscal 2003, mainly due to continued competition from imports as a result of the weak US dollar in our coated web and sheet markets.

        Total sales for Sappi Fine Paper increased by $401 million (12.7%) to $3,557 million in fiscal 2003. This increase is due to the currency translation effect ($360 million) and increased volume ($234 million—of which $227 million was contributed by the Potlatch acquisition), offset by lower average selling prices realised in local currencies ($193 million), reflecting the weak markets for coated Fine Paper in Europe and in North America. In North America, the reduction in selling prices was further impacted by pressure from continued imports into the US. Average prices realised in US dollar terms in fiscal 2003 for Sappi Fine Paper increased by $44 per metric tonne (5.1%) to $908 per metric tonne as compared to fiscal 2002, mainly as a result of the currency translation effect.

        For Sappi Fine Paper Europe, sales increased by $159 million (9.1%) to $1,903 million, of which $303 million is due to the currency translation effect and $46 million is due to increased volumes of coated paper sales, reduced by lower average selling prices realised in euro terms ($190 million). Sappi Fine Paper Europe realised average prices in US dollar terms of $852 per metric tonne in fiscal 2003, up 6.5% from $800 per metric tonne in fiscal 2002. This increase is largely due to the currency translation effect. In euro terms, average prices realised in fiscal 2003 decreased by 9.4%, primarily due to selling prices of graphic papers down by 10%, reflecting the weak markets for coated fine paper in Europe, in particular due to low economic growth and recession in some Euro zone economies.

        Sales for Sappi Fine Paper North America increased by $187 million (15.6%) to $1,384 million, mainly due to the increase in volume sold ($196 million—mainly contributed by the Potlatch acquisition) offset by lower average prices realised ($9 million). The average price realised for fine paper products for Sappi Fine Paper North America decreased by 2.7% to $1,001 per metric tonne in fiscal 2003, primarily due to the continued weak demand for coated paper in North America as consumption decreased. In addition, continued pressure from increased import competition of imports from overseas manufacturers in Asia and Europe continued at a high level during fiscal 2003.

        For Sappi Fine Paper South Africa, sales increased by $55 million (25.6%) to $270 million in fiscal 2003. This increase was primarily the result of the currency translation effect ($57 million) and partly due to higher average selling prices realised in Rand terms ($6 million), offset by lower volumes sold ($8 million). The average price realised for fine paper products in South Africa in US dollar terms increased by 29.8% to $900 per metric tonne in fiscal 2003, as a result of the currency translation effect, while in Rand terms, the average price realised in fiscal 2003 increased by only 2.6%.

        Sappi Forest Products.    The total volume of paper pulp, chemical cellulose (dissolving pulp), commodity paper products and timber products sold by Sappi Forest Products increased by 325,000 metric tonnes (13.4%) to 2,759,000 metric tonnes in fiscal 2003, compared to 2,434,000 metric tonnes in fiscal 2002. While sales volumes for paper pulp remained flat, there were increases in volumes of chemical cellulose (26.1%) and timber products (23.2%) sold, and lower volumes of commodity paper products volumes (2.8%) sold. The increase in the volume of our chemical cellulose sold reflects the increased demand in that market, with higher volumes sold to the Asian viscose producers and the sale of speciality grade pulp into new markets, specifically the acetate tow market. This follows the loss of volumes during fiscal 2002 following the closure of certain major viscose customers for economic reasons in the United Kingdom, North America and Japan. The increase in the volume of timber products is as a result of increased building activities and furniture demand in South Africa.

        Sappi Forest Products sales increased by $169 million (29.5%) to $742 million in fiscal 2003 from $573 million in fiscal 2002. This increase is mainly as a result of the currency translation effect ($152 million) and increased volumes sold ($97 million), partly offset by lower average selling prices realised in Rand terms ($80 million). In Rand terms, sales increased by only 2.3% in fiscal 2003. The average price realised for chemical cellulose in Rand terms decreased by 14.6% per metric tonne in fiscal 2003. For commodity paper products, the average price realised in Rand terms increased by 6.9% per metric tonne following general inflationary trends in the South African economy, whilst the average price for timber products in Rand terms decreased by 10.3% per metric tonne due to higher volumes of higher priced timber products sold in fiscal 2002.

Operating Expenses

        Group operating expenses (comprising cost of goods sold, selling, general and administrative expenses and other expenses) increased by $700 million (21.0%) to $4,027 million in fiscal 2003. This increase was mainly in our European ($247 million) and southern African operations ($223 million at Sappi Forest Products and $54 million at Sappi Fine Paper South Africa), mainly due to the currency translation effect of $448 million in respect of our European and southern African operations. In addition, operating expenses for Sappi Fine Paper North America increased by $153 million, primarily as a result of the Potlatch acquisition in fiscal 2002 ($220 million), increased raw material and energy costs primarily related to wood and fuels, increased costs for employee related benefits, as well as a charge for asset impairment and related write-off of inventory at our Westbrook mill ($32 million). These increases in our North American operations were partly offset by lower cost of sales of $67 million relating to lower sales volumes (excluding the Potlatch acquisition), production and efficiency benefits as well as charges incurred in fiscal 2002 related to our restructuring initiatives which were not repeated in fiscal 2003. Operating expenses in our European operations decreased by 1.3% in euro terms, despite the 2.4% increase in volume sold, mainly due to lower fixed costs as a result of improved productivity and cost reduction initiatives. Operating expenses at Sappi Fine Paper South Africa increased by 2.6% in Rand terms and by 22.4% in Rand terms at Forest Products. The increase at Forest Products is mainly due to the increase in volume sold of 13.4% and higher shut charges of $18 million compared to fiscal 2002, which includes once-off charges at our Ngodwana and Usutu mills.

        Operating expenses per metric tonne increased by $56 (10.2%) to $603 in fiscal 2003 from $547 per metric tonne in fiscal 2002. The 9.7% increase in volume sold in fiscal 2003 resulted in the fixed cost component of operating expenses, being spread over more tonnes, thereby decreasing on a per metric tonne basis. This contained the overall increase of operating expenses per metric tonne to 10.2% from fiscal 2002, compared to the 21.0% increase in total operating expenses. This increase of 10.2% was largely the result of the currency translation effects described in the next paragraph.

        At our North American operations, operating expense per metric tonne decreased by 5.3%. Operating expense per metric tonne increased by 13.3% at our European operations due to the strengthening of the euro against the dollar (in euro terms operating expense per metric tonne decreased by 3.6%). For our South African fine paper operations, operating expense per metric tonne increased by 34.2% (in Rand terms operating expense per metric tonne increased by 6.0%). The 6.0% increase in Rand terms is mainly due to the decrease in volume sold and due to the delayed effect of local inflationary pressures arising from the devaluation of the local currency at the end of 2001, which led to increased local costs in fiscal 2003. Pro-active cost measures were taken at our South African fine paper operations to limit the impact of the inflationary pressure arising in 2003. At our Forest Products division the increase in operating expense per metric tonne, in dollar terms, increased 36.7% particularly as a result of the strengthening of the Rand against the dollar (in Rand terms increased by 8.0%). Operating expenses as a percentage of sales at 93.7% in fiscal 2003 increased from 89.2% in fiscal 2002. The increase in total Group operating expense per metric tonne is mainly due to the currency translation effect, while the increase as a percentage of sales is primarily attributable to lower selling prices realised in local currency terms.

        Selling, general and administrative expenses (SG&A) which are included in the Group operating expenses discussed above, increased by $69 million to $316 million from fiscal 2002, resulting partly from the currency translation effect ($26 million), partly from increased costs as a result of the Potlatch acquisition ($23 million) and partly from the reversal in fiscal 2002 of litigation and insurance accruals ($19 million).

        Other expenses (profit) which is included in Group operating expenses discussed above represent all profit and expenditure relating to activities outside what is regarded as normal trading. Other expenses of $27 million in fiscal 2003, which is included in operating expenses of $4,027 million discussed above, increased from $17 million in fiscal 2002. For fiscal 2003 it consisted primarily of a pre-tax charge of $32 million for asset impairment and related write-off of inventory at our Westbrook mill (Sappi Fine Paper North America), reduced by net other profit of $5 million relating to various other items, including a net profit of $3 million relating to the sale of a scrapped paper machine at our Gratkorn mill in Austria (Sappi Fine Paper Europe). For fiscal 2002 it consisted of a charge of $10 million in respect of the write-off of deferred finance costs relating to refinancing the $140 million principal amount of 14% debentures due December 2001 of S.D. Warren Company (the "North American 14% Debentures"), a charge of $9 million relating to the Transcript mill closure and a charge of $4 million relating to the restructuring of the Usutu mill. Other expenses were reduced by a release of $7 million relating to an overprovision in fiscal 2001 for the costs relating to the Mobile mill closure.

Operating Profit

        Group operating profit decreased by $130 million (32.3%) to $272 million in fiscal 2003, from $402 million in fiscal 2002, primarily attributable to decreases in operating profit for our European Fine Paper division ($88 million) and for Sappi Forest Products ($54 million), offset mainly by an improved operating profit for Sappi Fine Paper North America of $34 million. Corporate operating loss of $5 million in fiscal 2003 compares to an operating profit of $18 million in fiscal 2002, mainly due to lower intergroup insurance income earned by our captive insurance company in fiscal 2003, as well as the reversal of litigation and insurance accruals ($19 million) in fiscal 2002.

        Our Group operating margin, or the ratio of operating profit to sales, was 6.3% in fiscal 2003 compared to 10.8% in fiscal 2002. The lower operating profit and operating margin reflect the continuing difficult trading conditions in our major markets, resulting in lower average prices realised in our European and North America Fine Paper operations, and are also partly attributable to the currency translation effect on the costs of our European and southern African operations.

        Sappi Fine Paper.    Operating profit for Sappi Fine Paper decreased by $53 million (24.4%) to $164 million in fiscal 2003, mainly due to lower operating profit in fiscal 2003 for Sappi Fine Paper Europe offset by an increase for Sappi Fine Paper North America. Operating margin decreased to 4.6% in fiscal 2003 as compared to 6.9% in fiscal 2002.

        Operating profit for Sappi Fine Paper Europe decreased by $88 million (42.7%) to $118 million in fiscal 2003 from $206 million in fiscal 2002. Operating margin decreased to 6.2% in fiscal 2003 from 11.8% in fiscal 2002. This decrease in operating profit and operating margin reflects the difficult trading conditions in Europe and was primarily due to lower average prices realised in euro terms. Production was further curtailed to manage inventories. Improved productivity and cost reductions decreased operating expense per metric tonne in euro terms by 3.6% in fiscal 2003, which offset to some extent the reduction in operating profit and operating margin.

        Sappi Fine Paper North America generated operating profit of $11 million in fiscal 2003 compared to an operating loss of $23 million in fiscal 2002, reflecting synergies in fiscal 2003 from the Potlatch acquisition in fiscal 2002. Operating margin increased to 0.8%. This increase in operating profit and operating margin was attributable mainly to higher volumes sold (mainly from the Potlatch acquisition) and partly to improved productivity, despite the continuous difficult trading conditions in the US in fiscal 2003, which resulted in lower average selling prices realised. Production was further curtailed to manage inventories. Although our North American business returned to profitability during fiscal 2003, its margins remain under pressure.

        The operating profit of $35 million for Sappi Fine Paper South Africa remained relatively flat as compared to $34 million in fiscal 2002. Selling prices realised in Rand terms improved by 2.6%, while the operating expenses per metric tonne in Rand terms increased by 6.0%. Operating margin decreased to 13.0% in fiscal 2003 from 15.8% in fiscal 2002, mainly due to the decrease in volume sold.

        Sappi Forest Products.    Sappi Forest Products operating profit decreased by $54 million (32.3%) to $113 million in fiscal 2003. This is mainly attributable to lower average selling prices realised in Rand terms as a result of the weak dollar, which declined on average by 9.8%, offset by the 13.4% increase in volume sold. In Rand terms, operating expenses per metric tonne increased by 8.0%. Operating margin therefore decreased to 15.2% in 2003, from 29.1% in fiscal 2002.

Net Finance Costs

        Net finance costs consist of the gross interest and other finance costs, interest received, interest capitalised, foreign exchange gains and losses and the mark-to-market effects of financial instruments. Net finance costs were $110 million in fiscal 2004 compared to $111 million in fiscal 2003. Gross interest cost decreased by $17 million over fiscal 2003 to $133 million as a result of a full year's benefit of having swapped fixed rate debt to floating rates during fiscal 2003. During fiscal 2004, we concluded an additional $107 million of fixed to variable interest rate swaps. The benefit of the swaps was reduced by an increase in interest rates as benchmark swap rates increased by 96 basis points from fiscal 2003. Increased average net debt in fiscal 2004 (from $1,455 million to $1,538 million) also adversely affected interest costs.

        Net finance costs also included a $11 million loss relating to mark-to-market adjustments on financial instruments (fiscal 2003—$6 million gain) driven by movements in interest rates and exchange rates.

        Net finance costs increased to $111 million in fiscal 2003 from $102 million in fiscal 2002, following higher levels of borrowings in respect of the Potlatch acquisition in May 2002, which impacted fiscal 2003 for the full year. Gross finance costs increased by $31 million over fiscal 2002 to $150 million as a result of higher levels of borrowings and the fixed rate bonds which on average bore interest of 7% during most of fiscal 2003. Our issuance of $750 million of public bonds at fixed interest rates in June 2002 had a limited impact in fiscal 2002, and a greater impact this fiscal year. Between March 2003 and July 2003 contracts were concluded to swap the fixed rate exposure to floating rates. The full impact of these swaps in the form of reduced interest costs will be evident in fiscal 2004, assuming short-term interest rates remain at current levels. Net finance costs were also positively impacted by a $6 million gain relating to the mark-to-market effects of financial instruments (fiscal 2002—$11 million charge).

        Net finance cost before finance costs capitalised ($2 million) was covered 5 times by cash generated by operations ($601 million) in fiscal 2004, compared to 5.8 times in fiscal 2003, and 7.2 times in fiscal 2002. The reduction in fiscal 2004 is mainly due to lower levels of profits and cash flow. The reduction in fiscal 2003 is mainly due to lower levels of profits and increased borrowings and finance costs in fiscal 2003.

        Finance costs of $2 million were capitalised in fiscal 2004 and fiscal 2003, compared to $1 million in fiscal 2002. Finance costs capitalised relate mainly to the capitalised interest on major projects under construction. Following the adoption of the new accounting standard on plantations AC137, we no longer capitalised interest to the holding costs of plantations. For further information see note 3 of our Group annual financial statements included elsewhere in this Annual Report.

Taxation

        Total taxation amounted to a tax credit of $20 million in fiscal 2004, compared to tax charges of $18 million in fiscal 2003 and $78 million in fiscal 2002. Total taxation in fiscal 2004 decreased by $38 million from fiscal 2003 due to profits before tax reducing to $78 million from $161 million in fiscal 2003, and as a result of the geographical split of profits and losses. Further reductions in tax are due to the reversal of tax provisions previously raised for exposures that have now been resolved as well as the reduction of the Austrian tax rate from 34% to 25%. The impact of all these adjustments was $26 million. This was however offset by the reversal of net deferred tax assets of $20 million in Europe and southern Africa. Total taxation in fiscal 2003 decreased by $61 million, mainly due to lower levels of profit, the result of the geographical split of profits and losses, as well as a deferred tax credit ($13 million) resulting from the Westbrook asset impairment charge.

        The effective tax rate was negative 26.3% for fiscal 2004 compared with positive 11.0% and positive 26.1% for fiscal 2003 and fiscal 2002, respectively. The decrease in the effective tax rate in fiscal 2004 was primarily the result of the geographical split of profits and losses and the utilisation of previously unrecognised tax losses. Our North American operations, where the nominal tax rate is 39.5%, reported a Net Loss before Tax of $140 million. The tax rate benefited further from the reversal of tax provisions previously raised for exposures that have now been resolved and the reduction of the Austrian tax rate from 34% to 25%. The impact of all these adjustments was $26 million. This was however offset by the reversal of net deferred tax assets of $20 million in Europe and southern Africa.

        The decrease in the effective tax rate in fiscal 2003 was primarily the result of an income allocation mix in different tax jurisdictions and partly from a deferred tax credit resulting from the Westbrook asset impairment charge. The effective tax rate in fiscal 2003 for ongoing operations excluding the impact of the Westbrook asset impairment was 16.2%.

        Tax liabilities are calculated according to the tax laws applicable to the jurisdiction in which a legal entity has fiscal residence. Certain jurisdictions apply group taxation and the tax liabilities of legal entities trading in such jurisdictions are calculated in accordance with group taxation principles. In certain cases entities are subject to tax in more than one jurisdiction. Where the entity is entitled to a corresponding tax credit in the country of fiscal residence, this entitlement is reflected in the tax charge. Should there not be any entitlement to a tax credit, the foreign tax paid is included as part of the tax charge for an entity.

        Certain of our companies are subject to taxation queries, which could give rise to additional taxation costs. While amounts have been provided for such costs in addition to amounts disclosed as contingent liabilities, management currently believes that no further material costs will arise. See note 31 to our Group annual financial statements included elsewhere in this Annual Report.

        Sappi International S.A. ("SISA"), our group treasury, operates in Belgium under a co-ordination centre license, granted by the Belgium government that includes an alternative method of calculating the taxation liability of a co-ordination centre. This license was renewed in July 2003 and preserves the tax status until at least the end of our 2005 financial year. The possibility exists that this favourable tax status may be extended beyond September 2005. The Belgian government is currently investigating various possibilities to retain the presence of the existing co-ordination centres. In the absence of a further extension of the Sappi license, or alternative initiatives by Belgium, there is a possibility that the current license benefits will be substantially amended, impacting the beneficial tax regime applicable to co-ordination centres. In the meantime, Belgium has approved legislation for an alternative co-ordination centre regime. According to the new rules the tax base will be determined on a cost plus basis, replacing the current method. The EU Commission has approved these new rules. Existing co-ordination centres have the choice to migrate from the current co-ordination centre rules to the new regime once the existing license expires. Sappi has not yet taken a decision in this regard, pending a full review of the rules. We are also investigating other possibilities to retain the current benefits. As the existing license expires in December 2005, a final decision will be taken during the course of the current financial year.

        Sappi accounts for taxation using the undistributed tax rate for SA GAAP and using the distributed rate for US GAAP. This is reflected as a reconciling item in the annual financial statements (refer note 40 to our Group Annual Financial Statements included elsewhere in this Annual Report). As the company currently has an after tax STC credit of $38 million (2002: $25 million; 2001: $40 million) that can be offset against any STC payable on dividends distributed, no liability for STC has been recorded by Sappi under SA GAAP on the dividends declared for the periods under review.

Basis of Income Taxation

        South Africa has a dual income tax system in terms of which residents are taxed on their worldwide income and non-residents are taxed on their South African source (or deemed source) income. Certain categories of income and activities are exempt from taxation.

        Residence, in the case of natural persons, is established either by being ordinarily resident in South Africa or by satisfying a physical presence test in terms of which they become residents by virtue of their being physically present in South Africa for certain prescribed periods of time. In the case of legal entities, residence is established by virtue of incorporation or formation, or having a place of effective management, in South Africa. Excluded from the definition of "resident" are persons who are, in terms of double taxation agreements entered into by South Africa, not treated as resident in South Africa.

        Resident companies of South Africa are subject to corporate income taxes at a rate of 30%. The South African tax law exempts dividends received from domestic entities from taxation, in part to avoid double taxation of corporate earnings. However, resident companies are subject to a Secondary Tax on Companies (STC) upon distribution of accumulated earnings, equal to 12.5% of such dividends net of the STC tax liability, declared by the company during any dividend cycle. Any excess of dividends received by a company in a relevant dividend cycle, excluding those foreign dividends which are not exempt from South African income tax, over the dividends paid in such cycle is carried forward by the company to the succeeding dividend cycle as an STC credit.

        The imposition of STC, together with the corporate income taxes, effectively imposes a dual corporate tax system in South Africa, with a liability for both the 12.5% STC and the 30% corporate income taxes. This creates an effective tax rate on South African companies of 37.78% on distributed earnings. Secondary tax on companies is however only recognised under current SA GAAP when a dividend is distributed. The STC becomes payable one month after the end of the month in which the last date to register for a dividend falls due.

        In principle, dividends received by or accruing to South African residents from companies which are not tax resident in South Africa are subject to tax. Certain foreign dividends are exempt from tax, including:

  •
  Foreign dividends declared by a company listed on a stock exchange licensed in South Africa or on an exchange recognised by the Minister of Finance in the Government Gazette to a shareholder if more than 10% of the equity share capital of the listed company at the time of declaration is held by South African residents;

  •
  Foreign dividends to residents holding a certain minimum interest (currently 25% of the total equity shares) in the foreign company declaring the dividend, but certain dividends are excluded from this exemption under tax anti-avoidance measures

  •
  Foreign dividends declared out of profits that are subject to tax in the hands of the South African resident recipient of the dividend in terms of South Africa's controlled foreign company legislation;

  •
  Foreign dividends declared out of profits that are subject to full South African tax; and

  •
  Foreign dividends declared by a company out of profits which arose from dividends declared to such company by a South African resident company.

        South African residents, who are natural persons earning interest and dividends from foreign sources, are allowed an exemption on the first R1,000 of such income (the exemption is firstly to be applied to foreign dividends and only if they do not exceed R1,000, the excess is to be applied to foreign interest).

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

        Capital Gains Tax was introduced with effect from October 1, 2001 and has been introduced in the Income Tax Act 58 of 1962 by way of the incorporation of Schedule 8 therein ("Schedule 8"). Under Schedule 8, all natural persons, legal persons and trusts resident in South Africa would be liable to pay capital gains tax on the disposal of an asset. The definition of an asset is very wide and includes assets that are movable, immovable, corporeal or incorporeal but excludes certain limited items which are specifically excluded from the definition of an asset. Non-residents of South Africa will not be subject to capital gains tax except in respect of immovable property situated in South Africa or any interest or right in such immovable property and any assets of his/its permanent establishment through which a trade is being carried on in South Africa. Profits derived from the sale of South African shares held by non-residents as long-term investments will not be subject to capital gains tax in South Africa, provided that such shares are not an asset of the foreign investor's permanent establishment in South Africa, and that the foreign shareholder holds less than 20% in the company and less than 80% of the net asset value of the company is attributable to immovable property situated in South Africa. An American Depository Share will be regarded as a share for the purpose of Capital Gains Tax in South Africa. The Treaty only permits the imposition of South African tax on capital gains of a United States resident seller from the sale of shares where such shares form part of the business property of a permanent establishment which the seller has in South Africa or pertain to a fixed base available to the seller in South Africa for the purpose of performing independent personal services. Companies will be liable to normal tax on 50% of the net capital gain. At the current corporate tax rate of 30%, the effective tax rate on net capital gains will therefore be 15%.

        For further information see "Item 10—Additional Information—Taxation".

Net Profit

        Net profit decreased by $45 million (32.0%) to $98 million from $143 million in fiscal 2003, mainly due to low prices in local operating currencies, the effect of the strong Rand on our South African margins and higher wood and energy costs, especially in our North American operations. Net profit was also negatively impacted by restructuring charges of $32 million pre-tax ($22 million after tax), but positively impacted by $47 million after tax, following the implementation of AC 137 in fiscal 2004. Net profit was also favourably impacted by net tax credits of $6 million, described under taxation above.

        Earnings per share decreased by 30.7% to 43 US cents per share in fiscal 2004 from 62 US cents in fiscal 2003, while headline earnings per share decreased by 34.8% to 45 US cents per share in fiscal 2004 from 69 US cents in fiscal 2003.

        Net profit decreased by $71 million (32.3%) to $143 million in fiscal 2003, from $220 million in fiscal 2002, mainly due to lower levels of operating profit as a result of the continued depressed trading conditions in our industry, which resulted in lower average prices realised in our major markets, as well as an after tax charge of $19 million relating to the Westbrook asset impairment.

Liquidity and Capital Resources

Operations

Fiscal 2004

        Net cash retained from operating activities amounted to $345 million in fiscal 2004 and $421 million in fiscal 2003. During fiscal 2004 we generated cash from generations of $601 million compared to $645 million in fiscal 2003. The reduction in cash compared to fiscal 2003 is the result of lower profits before tax amounting to $78 million. Compared to fiscal 2003, cash was further reduced by a $64 million increase in tax paid. Cash increased compared to fiscal 2003 due to less cash being utilised in working capital ($29 million), a decrease in finance costs paid ($7 million) and an increase in adjustments for non-cash items ($39 million).

        The major changes in non-cash items compared to fiscal 2003 are:

  •
  Increased depreciation and fellings charges of $69 million due to increased additions to fixed assets as well as the effect of currency translation.

  •
  Increased provisions of $86 million, mainly relating to increased pension and post retirement benefit provisions.

  •
  Increased fair value gains on plantations of $83 million, due to timber price increases and reduced delivery costs.

  •
  Lower asset impairment and machine and mill closure costs of $32 million (fiscal 2003—Sappi Fine Paper North America (principally related to the Westbrook machine closure))

        During fiscal 2004, working capital increased by $50 million compared to a $79 million increase in fiscal 2003. The $50 million increase in working capital consists of:

  •
  $27 million increase in inventories relating to our European operations primarily due to the replenishing of stock levels at year end.

  •
  $38 million increase in receivables related mainly to an increase in trade receivables of $54 million at our North American operations primarily due to an early cut-off date used for securitisation purposes. Trade receivables at our European operations decreased by $17 million due to lower net sales compared to fiscal 2003.

  •
  $15 million increase in payables consisted largely of an increase in other payables, mainly at our North American operations of $54 million due to collections of securitised receivables on behalf of State Street Bank. Trade and other payables at our Forest Products division decreased by $40 million due to lower capital and interest accruals compared to fiscal 2003.

        The decrease of $7 million in finance costs paid in fiscal 2004 was mainly due to the benefit of the fixed to variable interest rate swaps.

        Taxation paid in fiscal 2004 was $64 million higher than fiscal 2003. This is impacted by a tax refund of $58 million received by our North American operations in fiscal 2003. No similar refund was received in fiscal 2004.

Fiscal 2003

        Net cash retained from operating activities amounted to $421 million in fiscal 2003 and $428 million in fiscal 2002. Despite the lower profitability, cash retained from operating activities in fiscal 2003 was similar when compared to fiscal 2002, and reflects lower levels of cash generated by operations ($77 million), and increase in working capital of $79 million and an increase in finance costs of $10 million in fiscal 2003, offset by lower taxation paid ($122 million).

        The $77 million reduction in cash generated by operations was mainly due to lower profit before tax of $161 million. This was offset by non-cash items, the major ones of which are:

  •
  Increased depreciation and fellings charges of $58 million, (approximately $14 million due to the Cloquet acquisition)

  •
  $28 million higher asset impairment and machine and mill closure costs at Sappi Fine Paper North America (principally related to the Westbrook machine closure).

        The working capital increase of $79 million consisted of increased inventories ($93 million) and trade and other receivables ($12 million) partly offset by increased payables ($26 million).

  •
  The $93 million increase in inventories related mainly to our North American operations where inventories increased by $87 million primarily due to an overall increase in inventories in anticipation of increased demand in North America, which did not materialize as expected.

  •
  The increased payables of $26 million consisted largely of an increase in trade payables, mainly at our Forest Products division, relating to the timing of month end payments to suppliers and timber contractors after our financial year end, which in fiscal 2003 ended before the September calendar month end.

        The increase of $17 million in finance costs paid in fiscal 2003 was mainly the effect of increased levels of borrowings in respect of the Potlatch acquisition as well as a higher proportion of fixed rate debt for a portion of fiscal 2003.

        Taxation was $122 million lower due to the recovery of tax by our North American operations ($47 million) relating to a refund received due to carry-back losses from prior years, lower taxation due to decreased levels of profit ($26 million) as well as once-off taxation payments in fiscal 2002 at our European operations ($40 million), following a tax assessment.

Investing

        Cash utilised in investing activities was $356 million in fiscal 2004, $310 million in fiscal 2003, and $679 million in fiscal 2002. Cash utilised in investing activities in fiscal 2004 related mainly to capital expenditure on non-current assets of $331 million as well as an increase of $27 million in investments and loans, mainly due to top up payments made to a European pension fund.

        Cash capital expenditure excluding acquisitions, increased to $331 million in fiscal 2004 from $297 million in the prior year. The increase in fiscal 2004 is mainly due to currency movements ($42 million). The $331 million spent in fiscal 2004 consisted of $219 million relating to expenditure to maintain operations and $112 million of expenditure to expand operations. Capital expenditure to maintain operations of $219 million is higher than $165 million spent in fiscal 2003 and includes the group software upgrade and certain head office expenditure.

        The capital expenditure of $112 million in fiscal 2004 to expand operations mainly consisted of:

  •
  Projects at our European operations amounting to $39 million, in particular a new sheeter and woodyard upgrade at our Gratkorn mill.

  •
  $68 million at our Forest Product division, including $17 million at Ngodwana mill for a de-bottlenecking project, as well as $22 million at the Tugela mill to reduce production costs.

        Cash utilised in investing activities was $310 million in fiscal 2003 and $679 million in fiscal 2002. Cash utilised in investing activities in fiscal 2003 related mainly to capital expenditure on non-current assets of $297 million, as well as an increase of $21 million in investments and loans.

        Capital expenditure, excluding acquisitions, increased in fiscal 2003 to $297 million from $183 million in the prior year. The $297 million consisted of $165 million relating to expenditure to maintain operations and $132 million to expenditure to expand operations. Capital expenditure to maintain operations of $88 million in fiscal 2002 was lower because we contained capital expenditure as a result of the Potlatch acquisition.

        The $132 million of capital expenditure in fiscal 2003 to expand operations consisted of:

  •
  $25 million at our North American operations, primarily related to capital investment associated with its information technology systems, including $20 million incurred on Paper Machine ("PM") 2 and PM3 at our Somerset mill,

  •
  $55 million at our European operations, including expenditure incurred on a new sheeter at our Gratkorn mill and a pulp mill upgrade at our Lanaken mill; and

  •
  $50 million at our Forest Product division, including $30 million incurred on PM4 at our Tugela mill.

        The $21 million increase in investments and loans in fiscal 2003 included $17 million minimum payments relating to Sappi Fine Paper Europe pension payments.

        Cash utilised in investing activities in fiscal 2002 related mainly to capital expenditure on non-current assets of $183 million, $483 million relating to the Potlatch acquisition, as well as an increase of $16 million in investments and loans.

        Our capital expenditure programme varies from year to year, and high expenditure in one year is not necessarily indicative of future capital expenditure as explained in detail in our discussion on Capital expenditure included elsewhere in this Operating and Financial Review and Prospects.

Financing

        Net cash of $121 million was utilised in fiscal 2004, compared to $147 million raised in fiscal 2003 and $13 million raised in fiscal 2002. Cash utilised in fiscal 2004 related mainly to the repayment of bank overdrafts of $162 million, partially offset by the net proceeds from interest-bearing borrowings raised of $57 million.

        The increase in net cash raised in fiscal 2003 when compared to fiscal 2002 is primarily attributable to the proceeds of a $575 million Oesterreichische Kontrollbank ("OeKB") syndicated loan facility drawn in May 2003, a portion of which was used to repay $287 million of the A Tranche of a €900 million syndicated loan facility ("Syndicated loan A tranche") and $87 million of other short-term borrowings. During fiscal 2002 we repaid $243 million 7.5% Convertible Notes issued through Sappi BVI Finance ("the $243 million convertible notes") repaid the $140 million North American 14% Debentures ("the $140 million debentures") in December 2001, repaid approximately $162 million European Investment Bank loan (€ 166 million), and repaid a $250 million Syndicated loan B tranche, offset by the utilisation of $245 million of the Syndicated loan A tranche facility at the end of fiscal 2002. Certain items on our balance sheet and cash flow statement, for prior years, which relates to cash on hand and overdraft, were restated. For further information see note 2 to our Group annual financial statements included elsewhere in this Annual Report.

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

        In June 2002, Sappi Papier Holding GmbH issued $500 million 6.75% Guaranteed Notes due 2012 and $250 million 7.50% Guaranteed Notes due 2032 ("the Notes"), both fully and unconditionally guaranteed on an unsecured basis by each of Sappi Limited and Sappi International S.A., a corporation incorporated in Belgium. The Notes were offered and sold within the United States to "Qualified Institutional Buyers", as defined in Rule 144 A under the Securities Act, and outside the United States in accordance with Regulation S under the Securities Act. The interest on the Notes is payable semi-annually on June 15 and December 15 of each year, which commenced on December 15, 2002. The Notes are redeemable, at a premium, in whole or in part at any time by Sappi Papier Holding GmbH, Sappi Limited or Sappi International S.A.'s option. We used the proceeds of this issuance to repay permanently the Syndicated loan B tranche facility, to repay short-term facilities and to make a partial repayment of the Syndicated loan A tranche facility, thereby extending the maturity of our borrowings. Between March and July 2003 we concluded contracts to swap the fixed rate exposure to floating rates, linked to USD LIBOR. Based on current short-term interest rates the benefit of the reduced finance cost resulting from the swaps has increased by approximately $11 million to $19 million in fiscal 2004, when compared to fiscal 2003. In the event that short-term rates increase further, the benefit will reduce accordingly and could result in additional interest cost if rates increase significantly.

        In May 2003, Sappi Papier Holding GmbH raised a facility in the amount of $575 million, repayable in 2 tranches from OeKB. Tranche A ("OeKB A tranche") of $115 million is repayable in a single payment on December 31, 2004 and Tranche B ("OeKB B tranche") of $460 million in a single payment on December 31, 2010. The OeKB A tranche bears interest at the OeKB floating rate plus an applicable margin of 0.5% and the OeKB B tranche attracts interest at an agreed fixed rate of 4.10%. Interest is payable quarterly in arrears on both tranches. The proceeds were partly used to repay the $287 million outstanding balance of the 2001 €900 million Syndicated loan A tranche, and $87 million of other short-term borrowings. The balance of $201 million was invested with several financial institutions in short-term deposits.

        During fiscal 2003, Sappi Manufacturing concluded a framework agreement in South Africa for the issuance of a domestic Commercial Paper facility. The programme facility is R500 million (approximately $70 million), of which R300 million (approximately $42 million) was utilised at the end of September 2003. The average interest rate that the Commercial Paper facility currently attracts is the JIBAR rate plus 30bps.

        During fiscal 2004, Sappi Manufacturing raised additional banking facilities of R590 million (approximately $92 million), which was fully utilised at the end of September 2004. R400 million of this debt is at floating rates, 47.5bps above the JIBAR rate, and R190 million at a fixed rate of 10.91%. The debt was raised primarily to replace other maturing debt.

        The Group has adequate working capital, cash on hand and short and long-term banking facilities to meet its short-term commitments. As at September 2004, Sappi had aggregate unused borrowing facilities (committed and uncommitted) of $1,275 million ($283 million in South Africa and $992 million in Europe) compared to $1,118 million ($179 million in South Africa and $939 million in Europe) at the end of fiscal 2003. The $157 million increase over fiscal 2003 is largely due to translation impacts as a result of exchange rate movements, as the euro/USD rate moved from 1.15 to 1.23 and the ZAR/USD moved from 7.13 to 6.42 in fiscal 2004. At the end of fiscal 2002, we had aggregate unused borrowing facilities of $777 million ($183 million in South Africa and $594 million in Europe). The $341 million increase over fiscal 2002 is due to the full repayment of the Syndicated loan A tranche in fiscal 2003.

        The maturity profile of long-term interest bearing borrowings of the Group has been extended substantially in the past 3 years. Average time to maturity for long-term interest bearing borrowings at the end of fiscal 2001 was 4.7 years, and has been extended to 8.6 years at the end of fiscal 2004. This is largely due to the issue of 10 and 30-year bonds in fiscal 2002 ($750 million), and an 8-year syndicated loan facility (€500 million or $575 million) arranged in fiscal 2003. The Group also has substantial unutilised short-term facilities, both in terms of cash resources, and committed and uncommitted banking facilities. As at September 2004 Sappi had $484 million of cash resources and unutilised available banking facilities of $1,275 million (of which $723 million is committed). At the end of September 2003 we had $584 million of cash resources and unutilised available banking facilities of $1,118 million (of which $646 million was committed). The $157 million increase in unutilised available banking facilities in fiscal 2004 is due to translation impacts as a result of exchange rate movements.

        The continued availability of uncommitted facilities could be impacted by factors such as:

  •
  Liquidity problems in the banking market that result in restricted availability or non-availability of uncommitted banking facilities.

  •
  A downgrade of Sappi's public debt ratings, which could result in banks reviewing the availability of uncommitted facilities.

        Sappi has access to capital from a range of external sources. In accessing external sources of funds, consideration is given to the following factors:

  •
  Age profile of repayment of borrowings;

  •
  Cost of financing;

  •
  Availability of sources;

  •
  Availability of natural and artificial hedges against currency and/or interest rate fluctuations; and

  •
  Availability of tax efficient structures to moderate financing costs.

  •
  Certain limits of interest bearing borrowings as a percentage of shareholders equity are maintained depending on where we are in the cycle, except when we undertake large capital projects or acquisitions.

        Our borrowings are not seasonal and we mainly borrow in the currencies in which we operate, and accordingly our interest bearing borrowings and cash and cash equivalents are mainly denominated in US Dollars, Euro and Rand. See note 19 to our Group annual financial statements included elsewhere in this Annual Report. For a profile of our borrowings repayment schedule, see note 19 to our Group annual financial statements included elsewhere in this Annual Report.

        For a description of financial instruments and our treasury/funding policies, see note 35 to our Group annual financial statements included elsewhere in this Annual Report.

        All external loans raised in currencies other than the domestic operating currency of the entity to which the funds are applied, are protected by forward exchange contracts or currency swaps. We also have a policy of maintaining a balance between fixed rate and variable rate loans that enables us to minimise, on a cost effective basis, the impact on reported earnings, while maintaining a reasonably competitive, market-related cost of funding. The specific balance is determined separately for our European, North American and southern African businesses to reflect more accurately the different interest rate environments in which these businesses operate. We monitor market conditions and may utilise interest rate derivatives to alter the existing balance between fixed and variable interest loans in response to changes in the interest rate environment. At the end of fiscal 2004 approximately 42% of our gross debt was at fixed rates, compared with 45% at the end of fiscal 2003, and 70% at the end of fiscal 2002. This decrease in fixed interest rates was achieved by swapping the fixed interest rates of the public bonds and other fixed rate debt to floating interest rates linked to USD LIBOR. See note 35 to our Group annual financial statements included elsewhere in this Annual Report.

        Our expansion, mainly through acquisitions, had been demanding on our capital resources and on the profile and mix of the funding actually used. At the end of September 2004, our total interest bearing borrowings and overdraft, was $2.1 billion, in line with the level at the end of fiscal 2003. In fiscal 2004 cash and cash equivalents decreased by $100 million to $484 million, mainly due to lower cash generation compared to the prior year. At the end of September 2003, our total interest bearing borrowings and overdrafts was $2.1 billion compared to $1.7 billion at the end of fiscal 2002. This increase was mainly due to the new OeKB loan of €500 million ($575 million)—a portion of which was used to repay $287 million of the 2001 €900 million Syndicated loan A tranche and $87 million of other short-term borrowings, and partly due to currency movements of $203 million. There was however a compensating increase in cash and cash equivalents of $331 million over fiscal 2002. At the end of September 2002, our interest bearing borrowings and overdraft was $1.7 billion, up by $0.1 million, from $1.6 billion at September 30, 2001.

        There are at present some limitations on our ability to utilise facilities in any one of our divisions to finance activities, or refinance indebtedness, of any other division due to covenant restrictions and South African exchange control regulations. These limitations have been significantly reduced following the refinancing of our various North American debt instruments. These restrictions include limitations on our ability to significantly increase the borrowings of our subsidiaries. A constraint applicable to South African companies is the application of exchange controls, which may inhibit the free flow of funds from South Africa. See " —South African Exchange Controls". This affected the geographic distribution of our borrowings. As a result, our acquisitions in the United States and Europe were financed initially with indebtedness incurred by companies in these regions. We now have access to and have extensively utilised long-term borrowings of generally unsecured nature (except in the case of asset-linked finance). Interest rates reflect the long-term rates for the currencies being borrowed. Short-term borrowings are generally freely available at commercial rates in all countries in which we operate and are used mainly to finance working capital.

        While reduction of borrowings is a priority, opportunities to grow within our core businesses will continue to be evaluated. The financing of any future acquisition may involve the incurrence of additional indebtedness or the use of proceeds from asset dispositions.

Off-Balance Sheet Arrangements

        We have entered into certain asset-related finance arrangements that we believe have been structured such that various obligations, which are significant, and related assets are not included in our Group annual financial statements under generally accepted accounting principles. These Off-Balance Sheet Arrangements include lease arrangements described in note 30, securitisation facilities described in note 16 and an equity accounted investment described in note 14, in each case to our Group annual financial statements included elsewhere in this Annual Report, and are detailed as follows:

        Lease Arrangements.    In 1997 we sold one of our paper machines at our Somerset mill for US$150 million and entered into a leaseback arrangement. This transaction diversified our sources of funding and provides a longer-term horizon to our repayment profile. We have taken the position that the leaseback is an operating lease under the applicable accounting principles. The lease term expires after 15 years, and we have an option to either return the paper machine; renew the lease for at least 2 years, but for no longer than 80% of its remaining useful life; or repurchase it at its fair market value at the end of the lease term. An option also exists to repurchase at an earlier date of January 29, 2008. The future minimum obligations under this lease are included in the amounts presented in note 30 to our Group annual financial statements included elsewhere in this Annual Report.

        In 1982 a cogeneration facility was installed adjacent to our Westbrook mill at a cost of US$86 million, to supply steam and electricity to the mill on a take-or-pay basis. We have taken the position that it is an operating lease. An unrelated investor owns the facility. The agreement expires in 2008 and we have an option to purchase the facility at the end of the basic term or any renewal term, at its fair market value at that time. We also have a right of first refusal to buy the facility should the owner elect to sell it. The future minimum obligations under this lease are included in the amounts presented in note 30 to our Group annual financial statements included elsewhere in this Annual Report.

        Although those lease arrangements are a method of financing, a leasing arrangement that qualifies for accounting treatment as an operating lease results in neither debt nor the relevant assets being reflected on our balance sheet.

        Trade Receivables Securitisation.    To improve our cash flows in a cost-effective manner, we sell at a discount to face value between 86% and 90% of our eligible trade receivables on a non-recourse basis to special purpose entities ("SPE") that are owned and controlled by third party financial institutions. These SPE's are funded in the Commercial Paper market. For the purpose of liquidity requirements, banks with a short term S&P rating of at least A1 and a short-term Moody's rating of at least P-1 (and equivalent rating from any other rating agency, if any) provide a standby liquidity facility to meet these liquidity needs. In the event that such a bank is downgraded, a replacement bank with a rating of A1 needs to be appointed to ensure continuity of the securitisation programme. On some programmes, the downgraded bank can be required to deposit the unused portion of its commitment to avoid replacement. These SPE's are not limited to transactions with us but securitize assets on behalf of their sponsors for a diverse range of unrelated parties. We have a servicing agreement with the entities acquiring our receivables, acting as agent for the collection of cash and administration of the trade receivables sold.

        We have taken the position that these sales constitute true sales and that we do not control the SPE under applicable accounting principles. We retain some of the economic risk in the receivables we transfer to these entities via first tier loss provisions, which limits our loss exposure on the receivables to a predetermined amount. To this extent, the receivables remain on our balance sheet. As at September 2004 this amounted to $53 million. As at September 2003 this amounted to $63 million. We have no obligation to repurchase any receivables which may default and do not guarantee the recoverability of any amounts over and above the first tier loss provisions mentioned above. The total amount of trade receivables sold at the end of September 2004 amount to $470 million and at September 2003 amounted to $450 million. Details of these securitisation programmes at the end of fiscal 2004 and 2003 are described in note 16 to our Group annual financial statements included elsewhere in this Annual Report.

        If these securitisation facilities were to be terminated, we would discontinue further sales of trade receivables and would not incur any losses in respect of receivables previously sold in excess of our first tier loss amounts. There are a number of events which may trigger termination of the facility, amongst others, an unacceptable amount of defaults, terms and conditions of the agreements not being met or breaches of various credit insurance ratios (not applicable to all programs). The impact on liquidity varies according to the terms of the agreement, however, generally future trade receivables would be recorded on balance sheet until a replacement agreement was entered into.

        Although the sale of receivables at a discount is a method of financing, an arrangement that qualifies as a true sale for accounting purposes results in neither debt nor the related receivables being reflected on our balance sheet. An allowance for doubtful debts has been recorded for any trade receivables on our balance sheet which may be uncollectible.

        Equity Accounted Investment.    In 1998, Sappi's interests in timberlands located in Maine and certain equipment and machinery were sold to a third party timber company, Plum Creek, in exchange for cash of $3 million and three promissory notes receivable in the aggregate amount of $171 million. A special purpose entity, in which we indirectly hold 90% of the equity, acquired the notes receivable from the company in exchange for a note of $156 million and an equity contribution. The special purpose entity repaid us the note of $156 million which it funded through the issue of notes payable to a consortium of institutional investors, pledging the Plum Creek notes as collateral. The qualifying special purpose entity is bankruptcy remote and serves to protect the investors in the notes from any credit risk relating to Sappi Limited by isolating cash flows from the Plum Creek notes receivable.

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

        We have taken the position that the entity should not be consolidated in our financial statements under applicable accounting principles because it is controlled by an unrelated investor which has sufficient equity capital at risk. Our investment of $20 million (September 2003: $21 million) in the entity is included in our financial statements on an equity-accounted basis. This is the maximum amount of our exposure to any possible loss and we have no funding commitments for the entity.

        The structure was set up to raise funding using the promissory notes as collateral in a manner that would not result in either debt or the Plum Creek notes being reflected on our balance sheet. This would not be the case if we monetised the promissory notes through an issuance of secured notes directly or by an entity that was required to be consolidated in our financial statements under the applicable accounting principles.

Capital Expenditures

        Capital expenditures in fiscal 2004, fiscal 2003 and fiscal 2002 were as follows:

	Year Ended September
	2004	2003	2002
	(US$ millions)
Sappi Fine Paper
Sappi Fine Paper North America	75	78	49
Sappi Fine Paper Europe	102	104	96
Sappi Fine Paper South Africa	10	13	6

Total	187	195	151
Sappi Forest Products	146	101	29
Corporate	1	—	—

Group Total	334	296	180

        We operate in an industry that requires high capital expenditures and, as a result, we need to devote a significant part of our cash flow to capital expenditure programmes, including investments relating to maintaining operations. Capital spending for investment relating to maintaining operations during fiscal 2004, fiscal 2003 and fiscal 2002 amounted to approximately $219 million, $165 million and $88 million, respectively. Capital expenditure to maintain operations in fiscal 2002 was contained as a result of the Potlatch acquisition. The capital expenditure programme for these fiscal years was funded primarily through internally generated funds.

        Our mills are generally well invested. Sappi Fine Paper North America's prior corporate parent invested approximately $1 billion on capital and investment expenditures from 1988 to 1994. In addition, there was approximately NLG 1,383 million of capital expenditures by KNP Leykam in the two years preceding our acquisition of that company in December 1997, which included the commissioning of PM 11 at Gratkorn. Consequently, during fiscal 1997 to fiscal 2003, capital spending incurred related mainly to maintaining existing operations and selected high-return capacity expansion or quality-enhancing projects. At Muskegon in North America, Gratkorn in Europe, and Stanger in South Africa, major projects were completed to upgrade operating equipment. These projects will improve product quality, reduce costs and increase capacity. Potlatch spent approximately $525 million on the Cloquet mill during the period 1993 to 2000, resulting in a substantially new pulp mill. Capital expenditure by Potlatch in calendar 2000 and 2001 was $15.1 million and $6.1 million respectively, mainly on pulp mill optimisation and general mill maintenance.

        The capital expenditure to expand operations during fiscal 2004 included major projects at our South African Tugela and Ngodwana mills, as well as Gratkorn mill in Europe. Total capital spending for the Sappi Group during fiscal 2004 amounted to 82% of depreciation. Capital spending for the Sappi Group during fiscal 2005 is expected to be at a similar proportion of depreciation to fiscal 2004. Capital spending is expected to be funded primarily through internally generated funds. For further details about our capital commitments, see note 30 to our Group annual financial statements included elsewhere in this Annual Report.

Contractual Obligations

        We have various obligations and commitments to make future cash payments under contracts, such as debt instruments, lease arrangements, supply agreements and other contracts. The following table includes information contained within the Group annual financial statements included elsewhere in this Annual Report, as well as information regarding purchase obligations. The tables reflect those contractual obligations at the end of fiscal 2004 that can be quantified.

	Payments Due by Period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(US$ million)
Long-Term Debt Obligations(1)	1,947	328	192	82	1,345
Capital Lease Obligations(1)	110	36	38	11	25
Operating Lease Obligations(2)	271	56	89	55	71
Purchase Obligations(3)	345	115	193	37	0
Other Long-Term Liabilities Reflected on Balance Sheet(4)	33	4	7	4	18

Group Total	2,706	539	519	189	1,459

(1)
Refer to note 19.
(2)
Operating leases are future minimum obligations under operating leases. Refer to note 30.
(3)
Unconditional Purchase Obligations are obligations to transfer funds in the future for fixed or minimum amounts or quantities of goods or services at fixed or minimum prices (for example, as in take-or-pay contracts or throughput contracts, relating to among others, timber and power).
(4)
In addition to the Other Long-Term Liabilities of $317 million on Balance sheet, the company has an additional amount of $283 million relating to post-employment benefits, post-retirement benefits other than pension obligations, workmen's compensation, and other items which do not have a payment profile. Refer to note 20.
Note references in the notes to the tables above are references to the notes to the Group annual financial statements included elsewhere in this Annual Report.

Share Buy Back

        Following an initial approval by our shareholders on December 15, 2000 of purchases by our subsidiaries of Sappi common shares, at the annual general meeting of shareholders held on March 1, 2004, a special resolution granting authority to Sappi Limited or Sappi subsidiaries to buy back up to 10% of the issued shares of Sappi Limited in any one fiscal year, was approved. Pursuant to this approval, Sappi Limited or its subsidiaries may buy back shares from time to time. This authority is valid until the next annual general meeting. Under the South African Companies Act, subsidiaries may not hold more than 10% of the issued share capital of the parent company.

        Following the initial approval in December 2000, our cumulative buy back by Group entities, at the end of fiscal 2004, is approximately 18.2 million shares (or approximately 7.6% of our issued shares) at an average price of $9.39 (R74.34) per share, of which 6.3 million shares had been utilised by the Sappi Limited Share Incentive Trust to meet its obligations. During fiscal 2004 we acquired approximately 1 million shares for a total consideration of approximately $12.7 million. We held approximately 12.6 million treasury shares (or approximately 5.3% of our issued shares) at the end of fiscal 2004. As at December 2, 2004, the Sappi share price was $13.54 (R77.85).

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

Dividends

        Sappi Limited declared total cash dividends in respect of the ordinary shares of $0.30 per share in fiscal 2004, $0.29 per share in fiscal 2003 and $0.28 per share in fiscal 2002. Dividends paid in years prior to fiscal 2000 have been paid in South African Rand, and have been converted to US dollar at the rate of exchange at the date of declaration of the dividend.

        The current dividend policy of Sappi Limited is to provide regular annual dividend payments which incorporate, over time, real growth for shareholders by providing dividend payments varying in line with changes in the business cycle, but our current intention is to maintain a long-term average dividend "cover" of three times net profit. Our dividends were covered 1.4 times in fiscal 2004, and 2.2 and 3.4 times in fiscal 2003 and 2002 respectively.

Mill Closures, Acquisitions and Dispositions

        Westbrook machine closure.    We announced the closure of the number 14 paper line at our Westbrook mill in Maine, North America in November 2003. This followed our decision to take out capacity to improve the supply demand balance in the United States. The machine that was closed was our highest cost paper machine. In the last quarter of fiscal 2003 we wrote off the assets and related inventory and took a charge of $19 million after tax ($32 million pre-tax). We also incurred a further charge of approximately $16 million pre-tax in the first quarter of fiscal 2004 in respect of severance, retrenchment and related costs. The total number of employees affected by this closure was 145 people.

        Clan Sawmill.    We ceased operations at Clan sawmill (South Africa) in the last quarter of 2003 and closed the mill in December 2003. The mill, with a log intake of 80,000 m3, used old technology and did not have a competitive log supply. The closure did not have a material impact on our results, but resulted in the loss of approximately 300 jobs.

        Potlatch Acquisition.    On May 13, 2002, we acquired Potlatch Corporation's coated fine paper business by purchasing Potlatch's Cloquet, Minnesota pulp and paper mill as well as the brands, order books and working capital of the Cloquet mill and the brands, order books and inventories of Potlatch's Brainerd, Minnesota paper mill for an aggregate purchase price of $483 million. The purchase consideration was funded from cash and existing Group facilities. We did not acquire Potlatch's Brainerd mill. The Brainerd mill previously had a production capacity of 140,000 metric tonnes of coated fine paper and serviced a customer base that in the future we intend to service from the Cloquet mill and other Sappi mills. The coated fine paper business of Potlatch sold 330,000 metric tonnes of coated paper in 2001. The Cloquet pulp and paper mill has a capacity of 232,000 metric tonnes of coated paper production capacity and a state-of-the-art pulp mill with a production capacity of 410,000 metric tonnes. We employed approximately 200 fewer people when we acquired the Cloquet mill than were previously employed there. We reimbursed Potlatch approximately $3.5 million for certain costs in respect of severance payments.

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

Pensions and Post-retirement Benefits Other than Pensions

        The Group provides various post-retirement benefits to its active and retired employees worldwide, including pension, post-retirement health and other life benefits.

        The unfunded status of the company's pension plans increased marginally by $6 million from the deficit of $333 million as of September 2003 to a deficit of $339 million as of September 2004. Post-retirement benefit liabilities (other than pension) increased $17 million (to $172 million) since September 2003.

        Benefit Obligations and fair values of plans assets across the regions as of September 2004 are as follows:

	September 2004		September 2003
	Benefit Obligation	Fair value of plan assets	Benefit Obligation	Fair value of plan assets
	(US$ million)
Pensions	1,420	1,081	1,274	941
Post-retirement Benefits other than pensions	172	—	155	—

        Actual returns for the various regional pension funds during fiscal 2004 were significantly better than actuarial projections, which improved asset levels as of September 2004. However, discount rates in all funds, except in the United Kingdom, have been adjusted downwards, reflecting lower prevailing interest rates. The lower discount rates across the regions increased liabilities by $43 million, thereby having a negative effect on the funded status of the Group's plans from September 2003 to September 2004.

        The key assumptions used to compile plan assets and liabilities at September 2004 were as follows:

	Europe		United States		United Kingdom		South Africa
	2004	2003	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%	%	%
Disount Rate	4.63	4.97	5.65	5.85	5.50	5.25	9.00	9.50
Return on assets	5.20	5.50	8.50	8.50	5.50	6.00	10.18	10.00
Benefit Increase Rate	2.00	2.00	0.00	0.00	2.50	2.50	5.00	5.00
Salary Increase	3.14	3.10	3.75	4.00	4.00	4.00	6.00	7.00

        As a result of the foregoing, the Group's net periodic pension expense in fiscal 2005 is expected to be in line with fiscal 2004 levels of $61 million. Employer contributions for pensions are expected to rise by approximately $9 million to $63 million primarily due to increases in North American and South African funding requirements offset by lower required contributions in Europe.

        A 1% increase in discount rates would decrease the pension liability by approximately $182 million and the related pension cost by approximately $14 million after tax per annum.

        A 1% increase in the health care cost trend rates would increase the accumulated other post-retirement benefit obligation by $13 million and the aggregate of the service and interest cost components of net periodic other post-retirement benefit cost by $2 million after tax per annum.

        A 1% decrease in the health care cost trend rates would decrease the accumulated other post-retirement benefit obligation by $12 million and the aggregate of the service and interest cost components of net periodic other post-retirement benefit cost by $2 million after tax per annum.

        For further information see note 32 and 33 to our Group annual financial statements included elsewhere in this Annual Report.

Insurance

        The Group has an active programme of risk management in each of its geographical operating regions to address and to reduce exposure to property damage and business interruption. All production and distribution units are audited regularly and are subject to risk assessments, which receive the attention of senior management. The risk programmes are co-ordinated at Group level in order to achieve a harmonisation of methods. Work on improved enterprise risk management is on-going and aims to lower the risk of incurring losses from uncontrolled incidents.

        Sappi follows a practice of insuring its assets against unavoidable loss arising from catastrophic events. These include fire, flood, explosion, earthquake and machinery breakdown. Insurance also covers the business interruption costs which may result from these events. Specific environmental risks are also insured. In line with the previous years the Board decided not to take separate cover for losses from acts of terrorism, which is consistent with current practice in the paper manufacturing industry.

        Sappi has a global insurance structure and the majority of insurance is placed with its own captive insurance company which in turn reinsures the vast majority of the risk with third-party insurance companies.

        The events of September 11, 2001, and property damage losses seriously affected the insurance industry, and led to significant premium increases over the last few years in some of the components of our insurance structure. Sappi has successfully placed the renewal of its 2005 insurance cover at rates lower than 2004. Self-insured deductibles for any one property damage occurrence have remained at US$25 million, with an unchanged aggregate limit of US$40 million. For property damage and business interruption, there generally does not seem to be cost effective cover available to full value, however the directors believe that the loss limit cover of US$ 1 billion should be adequate for what they have determined as the reasonably foreseeable loss for any single claim.

        Insurance cover for credit risks currently applies to Sappi's North American, European and South African domestic trade receivables.

Subsequent Events

Joint Venture with Shandong Chenming Paper Holdings Limited

        In October 2004 Sappi announced that it had reached an agreement to acquire 34% of Jiangxi Chenming Paper Company Limited ("Jiangxi Chenming") in a joint venture with Shandong Chenming Paper Holdings Limited ("Shandong Chenming") (47.2%), together with Jiangxi Paper Industry Company Limited (3.8%), Shinmoorim Paper Manufacturing Company Limited of South Korea (7.5%), and the International Finance Corporation ("IFC") (7.5%). Sappi's equity contribution will be approximately US$60 million. This transaction is subject to customary regulatory approvals and we anticipate that this should be concluded by December 2004.

        Jiangxi Chenming is constructing a 350,000 ton per year light-weight coated paper machine, together with a bleached thermo mechanical pulp (BTMP) mill and deinking plant and ancillary power plant and transportation infrastructure in Nanchang, the capital of Jiangxi Province which is located in southeast China. The total cost of the project is an estimated US$487 million and construction is well advanced with the mill scheduled to start delivering paper in the first half of 2005. The mill is the sole asset of the company.

        The IFC has been mandated to arrange the debt financing for the project, which is without recourse to Sappi. The IFC will hold 7.5% of the equity and has also approved US$60 million in long-term debt for its own account.

        Sappi will nominate the Chief Financial Officer of Jiangxi Chenming.

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

        In order to assess if there is any impairment, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the carrying amount exceeds the recoverable amount (being the greater of the discounted expected future cash flows and the net selling price of the asset) of the asset, we will recognise an impairment loss for the difference. Considerable management judgement is necessary to estimate discounted future cash flows, including judgements and estimates as to future product pricing, raw material costs, volumes of product sold, appropriate discount rates (weighted average cost of capital), changes in the planned use of machinery or equipment or closing of facilities. Actual circumstances or outcomes could vary significantly from such estimates, including as a result of changes in the economic and business environment. These variances could result in changes in useful lives or impairment. These changes can have either a positive or negative impact on our estimates of impairment and can result in additional charges.

        Goodwill impairment tests are performed annually to compare the fair value of each of our reporting units (cash generating) to its carrying amount. Goodwill impairment testing is conducted at reporting unit levels of our business and is based on a cash flow based valuation model to determine the fair value of the reporting unit. The assumptions used in estimating future cash flows were based upon our business forecasts and incorporated external information from industry sources, where applicable. Actual outcomes could vary significantly from our business forecasts. Changes in certain of these estimates could have a material effect on the estimated fair value of the reporting unit. In addition to the judgements described in the preceding paragraph that are necessary in estimating future cash flows, significant judgements in estimating discounted cash flows also include the selection of the discount rate (weighted average cost of capital) and the terminal value (net present value at end of period where there is a willing buyer and seller) multiple used in our valuation model. The discount rate used in our valuation model considered a targeted debt and equity mix, a market risk premium, and other factors consistent with valuation methodologies. The terminal value multiple used in our valuation model considered the valuations for comparable companies.

        Based on the results of the impairment evaluation described above, the recorded goodwill was not impaired as the fair value of each reporting unit exceeded the carrying value. Small changes to the valuation model would not significantly impact the results of our valuation; however, if future cash flows were materially different than our forecasts, then the assessment of the potential impairment of the carrying value may be impacted.

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

        The group then assesses the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent recovery is not likely, a valuation allowance is established. In recognising deferred tax assets the company considers profit forecasts including the effect of exchange rate fluctuations on sales and external market conditions. Where it is probable that a position may be successfully challenged, based on reported challenges by revenue authorities of similar positions taken by other taxpayers, as well as items already raised by revenue authorities during audits, but for which resolution has not yet been reached, a valuation allowance or tax provision is raised for the tax on the probable adjustment. Management's judgement is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. Where management believes that it is more likely than not that the deferred tax assets will be realised through the recognition of future taxable income, deferred tax assets have been recognised. Although the deferred tax assets for which valuation allowances have not been recognised are considered realisable, actual amounts could be reduced if future taxable income is not achieved. This can materially affect our reported net income and financial position.

        Hedge accounting for financial instruments.    For the purposes of hedge accounting, we classify hedges into two categories: (a) fair value hedges which hedge the exposure to changes in the fair value of a recognised asset or liability; and (b) cash flow hedges, which hedge exposure to variability in cash flows that are either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction. The financial instruments that are used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in either the fair value or cash flows of the related underlying exposures. Hedge accounting is mainly used for debt instruments to hedge interest rate and foreign currency risk exposures. We do not use hedge accounting for trading transactions.

        In relation to fair value hedges, which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument to fair value is recognised immediately against income. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised against income. The designation of a derivative instrument as a fair value hedge in this manner can affect our reported net income. External market data is applied in remeasuring the hedging financial instrument.

        In relation to cash flow hedges, which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders' equity and the ineffective portion is recognised in income. The gains or losses, which are recognised directly in shareholders' equity, are transferred to income in the same period in which the hedged transaction affects income. The designation of a derivative instrument as a cash flow hedge in this manner can also materially affect our reported net income. External market data is applied in measuring the hedge effectiveness of the financial instrument. Hedge ineffectiveness is recognised immediately against income. The net gain, after taxation, on revaluation of hedging instruments deferred in equity was $1 million (fiscal 2003 $14 million net loss and fiscal 2002 $3 million net gain).

        Plantations.    We state our plantations at their fair value. Fair value is determined using the present value method for immature timber and the standing value method for mature timber. All changes in fair value are recognised in income in the period in which they arise.

        Land, logging roads and related facilities are accounted for under property, plant and equipment. The trees are accounted for as plantations. Land is not depreciated. Logging roads and related facilities are depreciated at various rates over a period of 3 to 10 years depending on expected life of each road or related facility. Trees are generally felled at the optimum age when ready for intended use. At the time the tree is felled it is taken out of plantations (non-current assets) and accounted for under inventory (current assets).

        Assumptions and estimates are used in the recording of plantation volumes, cost per ton, and depletion. Changes in the assumptions or estimates used in these calculations may affect the Group's results, in particular, plantation and depletion costs.

        A major assumption and estimation is the growth estimation. The inputs to our growth model are complex and involve estimations, all of which are regularly updated. Our growth models are based on an extensive permanent sample plot network laid out to cover the variations in growth found on our plantations. We calculate indicative yields when new material is introduced.

        Depletions include the fair value of timber felled, which is determined on the average method, plus amounts written off standing timber to cover loss or damage caused by, for example, fire, disease and stunted growth. Depletions are accounted for on a cost per ton allocation method. Tons are calculated using the projected growth to rotation age and extrapolated to current age on a straight line basis.

        The fair value of immature timber (softwood less than eight years and hardwood less than five years) is the discounted value of the expected delivered market price for estimated timber volumes less cost of delivery and estimated maintenance costs up to when the timber becomes usable by our own mills. The discount rate used is the pre-tax Rand cost of capital of the South African companies. The fair value of mature timber is based on the market price for estimated timber volumes less cost of delivery.

        Cost of delivery includes all costs associated with getting the harvested agricultural produce to the market, being harvesting, loading, transport and allocated fixed overheads.

        The group is exposed to financial risks arising from climatic changes, disease and other natural risks such as fire, flooding and storms and human-induced losses arising from strikes, civil commotion and malicious damage. These risks are covered by an appropriate level of insurance as determined by management. In addition, management focuses close attention to good husbandry techniques and fire-fighting methods. The plantations have an integrated management system that is certified to ISO 9001, ISO 14001, OHSAS 18001 and FSC standards.

        For further information see note 12 of our Group annual financial statements included elsewhere in this Annual Report.

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

        Numerous estimates and assumptions are required, in the actuarial models, to determine the proper amount of pension and other post retirement liabilities to record in the group's consolidated financial statements and set the expense for the next fiscal year. These include discount rate, return on assets, salary increases, health care cost trends, longevity and service lives of employees. Although there is authoritative guidance on how to select these assumptions, our management and its actuaries exercise some degree of judgement when selecting these assumptions. Selecting different assumptions, as well as actual versus expected results, would change the net periodic benefit cost and funded status of the benefit plans recognised in the financial statements.

        The impact on the future financial results of the group in relation to post employment benefits is dependent on economic conditions, employee demographics and investment performance.

Pension plans

        The key assumptions used to compile pension plan assets and liabilities at September 2004 were as follows:

	Europe		United States		United Kingdom		South Africa
	2004	2003	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%	%	%
Discount rate	4.63	4.97	5.65	5.85	5.50	5.25	9.50	9.50
Return on assets	5.20	5.50	8.50	8.50	5.50	6.00	10.18	10.00
Benefit increase rate	2.00	2.00	0.00	0.00	2.50	2.50	5.00	5.00
Salary increase	3.14	3.10	3.75	4.00	4.00	4.00	6.00	7.00

        The benefit obligations and fair value of plan assets at September 2004 were as follows:

	Benefit obligation	Fair value of Plan assets	Net Unfunded status
	(US$ million)
Pension funds
Europe	559	422	(137)
United States	414	255	(159)
United Kingdom	178	150	(28)
South Africa	269	254	(15)

	1,420	1,081	(339)

        Actual returns for the various regional pension funds during fiscal 2004 were significantly better than actuarial projections—boosting asset levels as of September 2004. However, discount rates in all funds, except in the United Kingdom, have been adjusted downwards, reflecting lower prevailing interest rates. The lower discount rates across the regions had a negative effect (by increasing liabilities $43 million) on the funded status of the Group's plans from September 2003 to September 2004.

        The unfunded status of the company's pension plans marginally increased $6 million from the deficit of $333 million as of September 2003 to a deficit of $339 million as of September 2004.

        Net periodic pension costs using the assumptions above were as follows:

	2004	2003	2002
	(US$ million)
Pension costs
Europe	13	15	14
United States	25	19	5
United Kingdom	8	4	3
South Africa	15	3	6

	61	41	28

        As a result of the foregoing, the Group's net periodic pension expense in fiscal 2005 is expected to be in line with the fiscal 2004 level ($61 million). Employer contributions for pensions, is expected to rise by approximately $9 million (to $63 million) primarily due to increases in North American and South African funding requirements.

        A 1% increase in discount rates would decrease the pension liability by approximately $182 million and the related pension cost by approximately $14 million after tax per annum.

Post retirement benefits—other than pensions

        The key assumptions used to compile post retirement benefit obligations other than pensions at September 2004 were as follows:

	United States		South Africa
	2004	2003	2004	2003
	%	%	%	%
Discount rate to estimate accumulated benefit	5.65	5.85	9.00	9.50
Health care cost trends to value APBO	10.00	10.00	6.50	7.50
Which gradually reduce to an ultimate rate of	5.00	5.00	6.50	7.50
Over a period of (years)	5	5	—	—

        The benefit obligations and fair value of plan assets at September 2004 were as follows:

	Benefit obligation	Fair value of Plan assets
	(US$ million)
Other post-retirement benefits
United States	111	—
South Africa	61	—

	172	—

        Discount rates are drawn from high quality corporate bond yield indices with terms similar to those of fund liability profiles. Discount rate assumptions have been adjusted downwards in all funds, reflecting, respectively, prevailing lower interest rates. This has increased the net unfunded status of other post-retirement benefits plans by $17 million to $172 million at September 2004.

        Post retirement benefit costs—other than pensions using the assumptions above were as follows:

	2004	2003	2002
	(US$ million)
Other post-retirement benefits cost
United States	16	—	9
South Africa	6	6	4

	22	6	13

        A 1% increase in the health care cost trend rates would increase the accumulated other post-retirement benefit obligation by $13 million and the aggregate of the service and interest cost components of net periodic other post-retirement benefit cost by $2 million after tax per annum.

        A 1% decrease in the health care cost trend rates would decrease the accumulated other post-retirement benefit obligation by $12 million and the aggregate of the service and interest cost components of net periodic other post-retirement benefit cost by $2 million after tax per annum.

        Provisions.    Provisions are required to be recorded when the group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation. Best estimates, being the amount that the Group would rationally pay to settle the obligation, are recognised as provisions at balance sheet date. Risks, uncertainties and future events, such as changes in law and technology, are taken into account by management in determining the best estimates.

        Where the effect of discounting is material, provisions are discounted. The discount rate used is the pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability, all of which requires management judgement.

        The establishment and review of the provisions requires significant judgement by management as to whether or not there is a probable obligation and as to whether or not a reliable estimate can be made of the amount of the obligation, which requires judgements as to the likelihood of future payment. All provisions are reviewed at each balance sheet date. Various uncertainties can result in obligations not being considered probable or estimable for significant periods of time. As a consequence, potentially material obligations may have no provisions and a change in facts or circumstances that results in an obligation becoming probable or estimable can lead to a need for the establishment of material provisions. In addition, where estimated amounts vary from initial estimates the provisions may be revised materially, up or down, based on the facts.

        The Group periodically restructures its business units for productivity and business improvement initiatives and records charges for reductions in its workforce, the closure of manufacturing facilities, and other actions related thereto. These events require estimates of liabilities for employee separation payments and related benefits, equipment removal, environmental cleanup and other costs. The actual costs incurred could differ materially from those estimated at balance sheet date.

        The Group is required to record provisions for estimated environmental liabilities, based on current interpretations of environmental laws and regulations, when expenditures are considered probable and can be reasonably estimated. These estimates reflect management assumptions and judgements as to the probable nature, magnitude and timing of required investigations, remediation and monitoring activities, changes in governmental regulations, insurance recoveries and the contributions by other potentially responsible parties. These assumptions and judgements are subject to various uncertainties which could result in estimated costs that could materially differ from the actual costs incurred.

        The Group is required to record provisions for legal contingencies when the contingency is probable of occurring and the amount of the loss can be reasonably estimated. Liabilities provided for legal matters require judgements regarding projected outcomes and ranges of losses based on historical experience and recommendations of legal counsel. Litigation is however unpredictable and actual costs incurred could differ materially from those estimated at the balance sheet date.

Changes in Accounting Policies and Practices

        There was one accounting policy change in fiscal 2004 and in fiscal 2003, and there was no accounting policy change in 2002. During fiscal 2004 we changed our accounting policy with regard to plantations. We previously stated our plantations at the lower of cost less depletions and realisable value. Cost included all expenditure incurred on acquisition, forestry development, establishment and maintenance of plantations, and finance charges. Following the adoption of AC137 Agriculture, we now no longer capitalise silvicultural expenses and finance costs to plantations nor do we amortise plantations to the income statement. Movements in the fair value of plantations now impact operating profit. The implementation of this policy enhanced net profit before tax by $66 million and net profit after tax by $47 million this year. It had the effect of reducing net profit before tax by $8 million and reducing net profit after tax by $6 million for last year. The new policy will lead to increased volatility from one reporting period to the next.

        The group's policy is to show separately, as other income or expenses, certain items that are of such size, nature or incidence that their separate disclosure is relevant to explain the group's performance. Previously these items, entitled non-trading income or loss, were excluded from operating profit. Circular 3/2004 issued by the South African Institute of Chartered Accountants requires the inclusion of these items. Consequently, operating profit has been restated to take these requirements into account. This resulted in a decrease in operating profit of $27 million for the year ended Sept 2003 (Sept 2002: decrease of $17 million).

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

New Accounting Standards

        For a discussion of new South African and US accounting standards, see note 40 of our Group annual financial statements included elsewhere in this Annual Report.

United States GAAP Reconciliation

        Our Group annual financial statements are prepared in accordance with South African GAAP, which differ from United States GAAP in certain significant respects. A comparison of our results and shareholders' equity for fiscal 2004, fiscal 2003 and fiscal 2002 shown under South African GAAP and after reflecting certain adjustments which would arise if United States GAAP were to be applied instead of South African GAAP, is as follows:

	Year Ended September
	2004 (audited)	2003 (audited)	2002 (audited)
	(US$ million)
Net profit:
South African GAAP	98	143	221
United States GAAP	52	154	236
Shareholders' equity:
South African GAAP	2,119	1,945	1,597
United States GAAP	1,997	1,917	1,580

        As more fully described and quantified in note 40 to our Group annual financial statements included elsewhere in this Annual Report, the major differences between South African GAAP and United States GAAP relate to accounting for business combinations, tax on dividends, pre-commissioning expenses, pension programmes and post-retirement medical benefits, asset impairments and sale and leaseback transactions.

Other Items

South African Exchange Controls

        South Africa's exchange control regulations provide for restrictions on the exporting of capital and for various other exchange control matters. Transactions between residents of the Common Monetary Area (comprising South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland), on the one hand (including corporations), and non-residents of the Common Monetary Area, on the other hand, are subject to these exchange control regulations which are enforced by the Exchange Control Department of the South African Reserve Bank (hereinafter referred to as "Excon").

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

        Some of the more salient recent changes to the South African exchange control regulations regarding South African corporations are as follows:

  •
  South African corporations wishing to establish new approved foreign ventures are now permitted to transfer funds abroad for this purpose. There is no limit to the amount of funds which may be transferred save that, the foreign investment may only be acquired and such funds may only be transferred abroad once Excon has approved the type of foreign investment, which it will only do if the foreign investment accords with Excon's foreign investment criteria (applicable at the relevant time), and with regard to larger foreign investments Excon may require capital outflows to be staggered in order to manage the potential impact on the foreign exchange market.

  •
  South African corporations which have been granted approval to transfer funds abroad for purposes of acquiring an approved foreign investment, will now be entitled to retain abroad foreign dividends which relate to the operation of the approved foreign investment and any foreign dividend which may have been repatriated to South Africa after 26 October 2004, may thereafter be transferred abroad again, at any time and for any purpose other than for purposes of a non-resident (which is directly or indirectly controlled by a South African resident) using such funds to reinvest into the South African market.

  •
  South African corporations wishing to invest abroad may apply for permission to use corporate assets or share swaps and share placement transactions to finance approved foreign investments. The latter mechanism entails the placement of the locally quoted company's shares with long term overseas holders who, in payment for the shares, provide the foreign currency abroad which the company then uses to acquire the target investment. Since February 2001, institutional investors are no longer entitled to make use of the asset swap mechanism but are, however, entitled to acquire foreign portfolio investments of either 15% or 20% of total assets, depending on the type of institutional investor.

        Controls on current account transactions, with the exception of certain discretionary expenses, have been abolished and are now dealt with by authorised dealers in terms of the Exchange Control Rulings.

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

        For further information, see "Item 10—Additional Information—Exchange Controls".

Environmental Matters

        We operate in an industry subject to extensive environmental regulations which include, amongst others, the Environmental Protection Agency in the United States, the EPA in Europe, the Air Quality Bill, the National Water Act and the National Environmental Management Act in southern Africa. Typically, we do not separately account for environmental operating expenses but do not anticipate any material expenditures related to such matters. We do separately account for environmental capital expenditures. See note 39 to our Group annual financial statements included elsewhere in this Annual Report for a discussion of these matters.

Research and Development, Patents and Licenses, etc.

        Our research and development efforts have principally focused on the improvement of product quality and production processes, in accordance with our research and development policies. We manage technology and research and development on a "centre of excellence" basis to take advantage of particular skills and to provide focus. We spent approximately $21 million, $19 million and $20 million on research and development activities during fiscal 2004, fiscal 2003 and fiscal 2002, respectively.

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

Southern Africa

        Sappi Forest Products is our centre for developing technology related to plantation forestry, pulping, bleaching and related environmental technology and chemical cellulose technology. In the 1970s, we patented the Sapoxal oxygen bleaching process and licensed the technology in major pulp and paper manufacturing countries. This process facilitates the reduction or elimination of elemental chlorine in pulp bleaching. Oxygen bleaching has subsequently become an industry standard. We continue our research and development related to bleaching, and are currently involved in biotechnology research, which is being conducted in order to develop a more environmentally friendly pulping and bleaching process. One of the world's first ozone bleaching processes which eliminates elemental chlorine and sharply reduces other chlorine compounds was implemented at the Ngodwana mill. We are also a leader in technology aimed at reducing water consumption in pulp and paper mills. We are active in forestry research, particularly research related to the genetic improvement of plantation forests to maximise the yield of high quality pulp per hectare. Research on the modification of fibres to enhance characteristics for end products is also currently being conducted.

        We are also active in chemical cellulose research for Saiccor. The focus is largely on product development to provide more product options.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The Articles of Association of Sappi Limited provide that the Board of Directors (the "Board") must consist of not less than four nor more than twenty Directors at any time. The Board currently consists of fourteen Directors.

        The business address for all of the Directors is 48 Ameshoff Street, Braamfontein, Johannesburg 2001, Republic of South Africa. All of the Directors are South African citizens except for Jonathan Leslie (a British citizen), Monte Haymon, Meyer Feldburg and James Healy (United States citizens), Wolfgang Pfarl (an Austrian citizen), Klaas de Kluis (a Dutch citizen) and Helmut Mamsch (a German citizen).

Executive Directors

        Jonathan Charles Alexander Leslie (54), Chief Executive Officer, joined Sappi in April 2003. Mr Leslie was educated at Trinity College, Oxford, receiving a Master of Arts degree in Jurisprudence. He was called to the Bar in 1974. Prior to joining Sappi he spent 26 years with Rio Tinto and was appointed director of Rio Tinto plc in 1994 and Rio Tinto Limited in 1995. He had wide experience of the company's interests in Africa, Australia, Latin America and the United States, including as Managing Director of Rössing Uranium in Namibia. Mr Leslie was Chief Executive of the Copper group from 1997 to 1999 and Chief Executive of the Diamonds and Gold group from 1999 until joining Sappi.

        John Leonard Job (60), BSc Hons (Rand), PhD (McGill), Executive Director of Technology. Dr Job joined Sappi in July 1999 and was appointed to the Board in August 1999. He served as Chairman of Sappi's SA Businesses and as Executive Director, Technology until the end of December 2004 when he relinquished his responsibility for the South African businesses. He continued with his responsibility as Executive Director, Technology and from April to October 2004 also assumed the responsibility as President and Chief Executive Officer of Sappi Fine Paper North America. He has 25 years experience in the chemical industry and was formerly the Chief Executive Officer of Sentrachem. Dr Job is a Director of the National Research Foundation of South Africa.

        Wolfgang Pfarl (60), Dipl Kfm, Chief Executive Officer of Sappi Fine Paper Europe. Mr Pfarl was appointed to his present position in December 1997 following Sappi's acquisition of KNP Leykam. In 1989, he was appointed Chairman of the Executive Board of Leykam-Mürztaler and became Executive Chairman of KNP Leykam after the merger in 1993 of the fine paper production activities of NV Koninklijke KNP BT (now Buhrmann NV) and the Austrian paper producer Leykam-Mürztaler. Mr Pfarl was appointed to the Board of Sappi Limited in December 1997.

        Donald Gert Wilson (47), BCom CTA, Chartered Accountant (South Africa), Executive Director-Finance of Sappi Limited. He joined Sappi in April 1999 and was appointed to the Board in May 1999. Mr Wilson has held various executive financial positions in the Barloworld Group, a South African based international industrial corporation, mainly within their Caterpillar earthmoving division.

        The Executive Directors are the Executive Officers of Sappi.

Non-Executive Directors

        Eugene van As (65), Chairman. Mr van As joined Sappi in December 1976 as the Managing Director of Sappi Kraft (Pty) Limited and was appointed to the Board of Sappi Limited in January 1977. In 1978, Mr van As was appointed Group Managing Director and Chief Executive Officer, Sappi Limited, becoming Executive Chairman in 1991 and Non-Executive Chairman on his

retirement as an Executive Director in 2003. He is also a Director of Sanlam Limited and a trustee of a number of education and research bodies.

        David Charles Brink (independent) (65), MSc Eng (mining), DCom (hc), Graduate Diploma in Company Direction. He was appointed a Non-executive Director of Sappi Limited in March 1994 and is currently a member of the Audit committee, of the Human Resources Committee and the Nomination Committee of the Board of Directors of Sappi Limited. Mr Brink is Chairman of Unitrans Limited and Deputy Chairman of Absa Bank Limited and Absa Group Limited. He is a director of Sanlam Limited, and BHP Billiton Limited and Plc, where he is Chairman of the Health, Safety and Environment Committee and also a member of the Risk Management and Audit Committee. Mr Brink is currently a board member of the National Business Initiative, he is co-chairman of the Business Trust and is also a founder member of the Independent Director's Initiative. He serves on the Board of Trustees of the SA Nature Foundation. Mr Brink retired as Chairman of Murray & Roberts at the end of 2003.

        Klaas de Kluis (independent) (68), Master of Law. From January 1998 until July 1998, Mr de Kluis acted as Chairman of the Executive Board of NV Koninklijke KNP BT (now Buhrmann NV). He held the position of Vice Chairman of the Executive Board of NV Koninklijke KNP BT from March 1993 to April 1996. Presently he is a member of the Supervisory Boards of a number of private companies in the Netherlands and is Chairman of the Audit Committee of the Board of Directors of Sappi Limited and Chairman of the Audit Committee of Sappi Fine Paper Europe. Mr de Kluis was appointed to the Board of Directors of Sappi Limited in January 1998.

        Meyer Feldberg (independent) (63), BA (Wits), MBA (Columbia), Ph.D (Cape Town). Professor Feldberg's career has included a number of teaching and leadership positions in the business schools of the universities of Cape Town, Northwestern and Tulane. In 1986, he was appointed president and Chief Executive Officer of the Illinois Institute of Technology. From 1989 to 2004, he served as Professor of Management and Dean of Columbia Business School. He is currently Dean Emeritus and the Sanford C Bernstein Professor of Leadership and Ethics at Columbia Business School. Professor Feldberg serves on the Advisory Board of the British American Business Council and has served on the Council of Competitiveness in Washington, DC. In 2001, the International Centre in New York honoured Professor Feldberg as a distinguished foreign-born American who has made a significant contribution to American life. He is a Director of many major public companies including Federated Department Stores Inc, Revlon Inc, PRIMEDIA Inc, UBS Funds and Select Medical Corporation. Professor Feldberg was appointed to the Board of Directors of Sappi Limited in March 2002 and is currently a member of the Human Resources Committee and of the Nomination Committee of the Board of Directors of Sappi Limited.

        Monte Roy Haymon (67), Bachelor of Science in Chemical Engineering, served as President and Chief Executive Officer of Sappi Fine Paper North America from 1995 to 2002. Prior to joining Sappi he had been President and Chief Operating Officer of Ply-Gem Industries and, for thirteen years, President and Chief Executive Officer of Packaging Corporation of America, a division of Tenneco Inc. Mr Haymon was appointed to the Board of Directors of Sappi Limited in October 1995, becoming a Non-Executive Director from January 2003. He serves on the board of other public companies in the United State and Europe.

        James Edward Healey (independent) (63), BSc (Public Accounting) Pace University (1964), Honorary doctor of commercial science, Pace University (2000). Joined the Sappi Limited board with effect from July 2004. Mr Healey has held various senior financial positions in a career spanning 37 years. He began his career as an auditor with Ernst & Young and from 1973 until his retirement at the end of 2000, he held various financial positions in the consumer goods industry. He became Vice President and Treasurer of Bestfoods, formerly CPC International Inc in 1995. In 1997 he moved to Nabisco Holdings Inc, one of the world's largest snack food manufacturers, as Executive Vice President and Chief Financial Officer a position from which he retired at the end of 2000. He is a member of the Board of Directors of Interchange Financial Services Corp. He is currently a member of the Audit Committee of the Board of Directors of Sappi Limited.

        Deenadayalen (Len) Konar (independent) (50), BCom, MAS (Illinois), DCom, Chartered Accountant (South Africa). Previously Professor and Head of the Department of Accountancy at the University of Durban-Westville. He is a member of the King Committee on Corporate Governance, the Corporate Governance Forum and the Institute of Directors. Companies of which he is a Non-executive Director include Old Mutual South Africa, the South African Reserve Bank, Kumba Resources Limited, Illovo Sugar, JD Group and Steinhoff International Holdings. Dr Konar is currently an independent consultant in corporate governance, risk management, compliance and internal audit and joined the Board of Directors of Sappi Limited on March 2002 where he is a member of the Audit Committee and the Chairman the Audit Committee of Sappi southern African region.

        Helmut Claus-Jurgen Mamsch (independent) (59), studied economics at Deutsche Aussenhandels-und Verkehrs-Akademie, Bremen and also received training in business administration and shipping in Germany, the UK and Belgium. He worked for 20 years for Coutinho Caro & Co. He joined the management board in 1986 with responsibility for international trade and shipping. At the same time, he joined the management of McDermott International based in New Orleans after the latter acquired Coutinho Caro. In 1989 he moved to VEBA AG, one of Germany's largest utility based conglomerates. Until 1996 he was Chairman of Raab Karcher AG, a VEBA subsidiary. Concurrently, from 1991 to 1993 he was a board member of VEBA Oel AG. From 1996 to 1998 he was Chairman of the management board of Stinnes AG, the trading and transportation subsidiary of VEBA. Concurrently, from 1993 to 2000 he was a VEBA AG management board member and as from 1998 responsible for their US electronic businesses, Corporate Strategy and Development. In 1997 he joined Logica as Non-executive Director and in 2002 was appointed Deputy Chairman. He is also a non-executive Director of RMC Group Plc and GKN Plc and a former supervisory board member of Commerzbank AG, Degussa AG, Steag AG and the former Chairman of MEMC Inc. Mr Mamsch's was appointed as Non-executive Director in January 2004 and is currently a member of the Audit Committee of the Board of Directors of Sappi Limited.

        Bridgette Radebe (independent) (44) BA (Political Science) Botswana University. In the last 16 years, Ms Radebe has worked in a broad range of sectors across industry and commerce with a particular focus in mining. She is currently the Executive Chairperson of Mmakau Mining making her the only woman to head a deep-level hard rock mining company in South Africa. She founded that business in 1995 and has turned it into a leading player in the mining management industry. Ms Radebe chairs the SA Mining Development Association, which represents and develops South Africa's small and junior miners. She was closely involved in developing the Mineral & Petroleum Resources Development Act and the Mining Charter, and until last year chaired the International Women's Forum in South Africa, which focuses on leadership foundation programmes for professional women. She is also a Director of the Leadership foundation IWF, Washington, and serves on the boards of The National Research Foundation and the New Africa Mining Fund. Ms Radebe joined the Sappi Limited board in May 2004.

        Franklin Abraham Sonn (independent) (65), BA, HdipEd (Hons) FIAC. He was appointed to the Board of Directors of Sappi Limited in July 1999 and is currently a member of the Nominations Committee of the Board of Directors of Sappi Limited. He was the former Rector of Peninsula Technikon for 17 years and appointed democratic South Africa's first ambassador to the United States from 1995 to 1998. He returned to South Africa in 1999. He is the recipient of eleven honorary doctorates in law, education, humanities and philosophy from various institutions in South Africa, Europe and North America. His current board positions include amongst others, African Star Ventures (Pty) Ltd as Executive Chairman, Steinhoff Group Holdings Ltd, Macsteel Holdings (Pty) Ltd, Capespan Group Holdings Ltd, ABSA Group Ltd, ABSA Bank Ltd and ABSA Personal Bank, New

Africa Capital Ltd and Pioneer Food Group Ltd. He was appointed Chancellor of the University of the Free State in 2002 and serves as deputy President of the Chamber of Commerce and Industry in South Africa (CHAMSA) and as Chairman, Trustee and Patron to numerous organisations of civil society.

Compensation

        The non-executive directors fees are proposed by the Executive Committee and agreed by the Human Resources Committee and approved by the Board. In addition to these non-executive directors fees Mr E. van As received a retainer in fiscal 2004 of US$ 124,705 (2003: not applicable) and Mr M. Haymon a consultancy fee for investor relations services in North America of US$ 63,750 in 2004 (2003: US$ 86,250).

        See notes 41 to 43 to our Group annual financial statements contained elsewhere in this Annual Report for details, by director, on Directors' remuneration, Directors' interests and Directors' participation in the Sappi Limited Share Incentive Trust.

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

        The length of the term of office of Jonathan Leslie as a Director is determined by the Board; the Board has not specified the length of his term. In the case of Eugene van As, while he was Executive Chairman of Sappi Limited, the Board determined the length of his term as a Director. Following his becoming Non-Executive Chairman of Sappi Limited, in terms of the Articles of Association of Sappi Limited, his term of office in line with all other Directors will be a maximum of three years per term. His current term will end at the annual general meeting in March 1, 2007 and may be extended for a further three years from that date.

        The following table sets forth the terms of office of the other Directors.

Name	Start of term	Latest date of end of term
David Charles Brink	2003	2006
Meyer Feldberg	2002	2005
Monte Roy Haymon	2004	2005
James Edward Healey	2004	2007
John Leonard Job	2003	2006
Klaas de Kluis	2003	2006
Deenadayalen Konar	2002	2005
Helmut Claus-Jürgen Mamsch	2004	2007
Wolfgang Pfarl	2002	2005
Bridgette Radebe	2004	2007
Franklin Abraham Sonn	2002	2005
Eugene van As	2004	2007
Donald Gert Wilson	2002	2005

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

        The Audit Committee consists of five independent Non-Executive Directors of the Board (Klaas de Kluis (Chairman), David Charles Brink, James Edward Healey, Deenadayalen Konar and Helmut Claus Jürgen Mamsch) and is directed by a specific mandate from the Board. The adequacy of the mandate is reviewed and reassessed annually. The Audit Committee meets with senior management, which includes the Chief Executive Officer and the Executive Director—Finance, at least four times a year. The external and internal auditors attend these meetings and have unrestricted access to the Committee and its Chairman. The Audit Committee also meets at least once per year with the management Disclosure Committee. The external and internal auditors meet privately with the Audit Committee Chairman on a regular basis. The Audit Committee Chairman attends the annual general meeting.

        Subsidiary company Audit Committees exist in all major regions and are chaired by independent Non-Executive Directors. These Committees have a mandate from the Group's Audit Committee, to whom they report on a regular basis.

Nomination Committee

        The Nomination Committee is constituted as a sub-committee of the Board and consists of three independent Non-Executive Directors (David Charles Brink, Meyer Feldberg and Franklin Abraham Sonn) and Eugene van As, the Chairman of the Group. The Committee considers the composition of the Board, retirements and appointments of additional and replacement Non-Executive Directors and makes appropriate recommendations to the Board.

Human Resources Committee

        The Human Resources Committee, which consists of two independent Non-Executive Directors (David Charles Brink and Meyer Feldberg) and Eugene van As, the Chairman of the Group, is constituted as a sub-committee of the Board. The responsibilities of the Committee are, among other things, to determine human resource policy and strategy as well as the remuneration and incentives in respect of the Chief Executive Officer and those executives reporting directly to the Chief Executive Officer. Human Resources Committees exist for all the company's major operating subsidiaries outside of southern Africa.

Other

        The following sub-committees will be constituted in the new financial year:

  •
  Compensation Committee (formerly part of the Human Resources Committee);

  •
  Nomination and Governance Committee (formerly the Nomination Committee), and

  •
  Sustainability Committee.

Corporate Governance

        On November 4, 2003 the New York Stock Exchange (NYSE) established new corporate governance rules. The application of the NYSE rules is restricted for foreign companies, recognizing that they have to comply with domestic requirements. As a foreign private issuer, Sappi must comply with three NYSE rules:

  •
  Satisfy the audit committee requirements of the Securities and Exchange Commission;

  •
  Chief Executive Officer must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303(A) of the Sarbanes-Oxley Act of 2002, and

  •
  Provide a brief description of any significant difference between its corporate governance practices and those followed by US companies under the NYSE listing standards.

        As Sappi is listed on the JSE Securities Exchange in Johannesburg, Sappi is required to comply with the King Report on Corporate Governance for South Africa—2002. Although there are differences between the King Report and the NYSE corporate governance rules, Sappi believes it is in compliance with the King Report and has otherwise voluntarily adopted corporate governance practices comparable in all significant respects to the requirements of the NYSE corporate governance rules except as described below.

	New York Stock Exchange (NYSE) Corporate Governance Rules	Sappi's Governance Practice
1.	Nominations / Corporate Governance Committee
	Listed companies must have a nomination/corporate governance committee composed entirely of independent directors	Sappi has a nominations committee composed of four non-executive directors, of whom three are independent.
2.	Compensation Committee
	Listed companies must have a compensation committee composed entirely of independent directors.	Sappi has a remuneration committee composed of three non-executive directors of whom two are independent.

Employees

        The following table sets forth the number of employees as at the close of each fiscal year ended September.

	2004	2003	2002
Sappi Fine Paper
North America	3,054	3,268	3,329
Europe	5,532	5,686	5,689
Southern Africa	1,962	2,016	2,028
Sappi Forest Products	5,178	5,695	6,261
Sappi Trading	164	164	160
Corporate Office	120	110	105

Total	16,010	16,939	17,572

North America

        At the end of September 2004, Sappi Fine Paper North America had 3,054 employees. The headcount reductions during fiscal 2004 are the result of restructuring initiatives that occurred at Westbrook Mill with the closure of the PM 14 and Coater 70 machines.

        Approximately 65% of employees are represented by twelve international unions under nine different contracts. The labour contracts for Cloquet, Allentown and the Westbrook mill mechanical unions (four) were successfully negotiated in 2003. The Somerset and Westbrook P.A.C.E. union contracts that expired in May 2002 and June 2003 are currently under negotiation. Muskegon's labour contract expired in June 2004 and was replaced with a one year agreement.

        Sappi Fine Paper North America has experienced no work stoppage in the past thirteen years and believes that its relationship with its employees is satisfactory.

Europe

        Sappi Fine Paper Europe employed 5,344 people at the end of September 2004.

        Restructuring took place at Nijmegen to reduce costs, and headcount was reduced by 42 people in total and impacted all functions. At Alfeld mill, 7 positions were outsourced from the Logistics function to an external provider. In order to further improve cost efficiencies, a synergy project between Maastricht and Lanaken mills was undertaken. The sharing of some functions across both mills, because of the close proximity of the mills to one another, is being looked at and will result in further headcount reductions in 2005. The works council and unions at each of the mills have been consulted.

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

Southern Africa

        Sappi employed 7,260 people in Southern Africa at the end of September 2004. Of this total, Sappi Fine Paper South Africa and Sappi Forest Products employed 1,962 and 5,178 people respectively, with the balance being employed by Corporate. Approximately 51% of these employees are members of trade unions of which the Chemical, Energy, Paper, Printing, Wood and Allied Workers Union (CEPPAWU) is the largest. The reduction in employee numbers in Sappi Forest Products is due to restructuring that took place at Tugela Mill.

        We believe that we generally have had satisfactory relations with the trade unions operating at our southern African mills despite experiencing industy-wide wage-related strikes of limited duration as recently as fiscal 2001. Pulp and paper industry wage negotiations occur annually and in 2004 were conducted without any industrial action.

        There is now a Bargaining Council for the wood and paper sector. The objective of the Bargaining Council is to give effect to the promotion and regulation of labour related issues.

        HIV/AIDS has a high profile within Sappi and extensive work has been undertaken to manage the risks posed to employees and the organisation. The HIV/AIDS programme has been accelerated and a voluntary counselling programme to identify HIV positive employees has continued to receive growing support. Sappi has extended anti-retroviral treatment to all employees for whom the treatment is medically indicated. The continued provision of this treatment is subject to annual approval by Sappi. Funding has been received from the Forestry Industry Educational and Training Authority for an industry HIV/AIDS project which will focus on pulp and paper students. The HIV/AIDS co-ordinator for Sappi Southern Africa will co-ordinate this project for the industry body.

        Labour and employment law has changed substantially in South Africa in the past several years. Recent legislation such as the Labour Relations Act adopted in 1996 and the Basic Conditions of Employment Act adopted in 1998 have substantially enhanced the rights of employees, including the right to engage in protected industrial action.

        In addition, in October 1998, the South Africa Parliament adopted the Employment Equity Act (No. 55 of 1998). The Employment Equity Act requires employers who employ 50 or more employees to implement affirmative action measures designed to ensure that suitably qualified persons from previously disadvantaged groups have equal employment opportunities and are equitably represented in the workforce of such employers. The provisions of the Employment Equity Act which pertain to the prohibition of unfair discrimination, the monitoring by employees and trade union representatives of compliance with the Act, the institution of legal proceedings concerning contraventions of the Act, the protection of employee rights and the formulation of codes of good practice and regulations pertaining to the Act were implemented on August 9, 1999. The implementation of the balance of the Act, dealing primarily with affirmative action measures, commenced on December 1, 1999. As required by the Act, Sappi drafted employment equity plans after consultation with representative employee forums and have submitted the prescribed reports to the Department of Labour from May 2000 onwards.

        Diversity management and awareness has been addressed across the region in order to facilitate further progress of the equity programme. Current diversity management and awareness programmes have been reviewed so as to ensure appropriate interventions in terms of the equity progress made to date.

        The Skills Development Act (No. 97 of 1998), which came into force on September 10, 1999, provided an institutional framework to devise and implement workplace strategies in order to develop and improve the skills of the South African workforce. The financing of skills development is promulgated by means of a levy / grant scheme under the Skills Development Levies Act.

        The Skills Development Act, Skills Development Levies Act and the South African Qualifications Authorities Act (No. 58 of 1995), including proposed amendments to the latter, has continued to receive significant attention during the past year. Equity forums established under the Employment Equity Act were mandated to serve as Learning Forums, and their constitutions, roles and responsibilities continue to be entrenched. The forums played a major role in preparing the Skills Plans submitted to the Forests Industries Education & Training Authority. A skills levy of 1%, specified in accordance with the Skills Development Levies Act, was paid via Internal Revenue to the Forest Industries Education and Training Authority. From this amount, the maximum 70% refund was received as a skills grant.

Share Ownership

The Sappi Limited Share Incentive Scheme

        We have offered a share purchase scheme to eligible Officers and employees since 1979. During March 1997, The Sappi Limited Share Incentive Scheme, as amended from time to time (the "Share Incentive Scheme"), was adopted at the Annual General Meeting of Sappi Limited. Under the Share Incentive Scheme, Officers or other employees of Sappi, its subsidiaries and other entities controlled or jointly controlled by Sappi selected by the Sappi Board of Directors are offered the opportunity to acquire shares ("Scheme Shares"), options to acquire shares ("Share Options") or rights and options to enter into agreements with Sappi Limited or the Sappi Limited Share Incentive Trust to acquire shares ("Allocation Shares"). Participants may also be given the opportunity to acquire a combination of Scheme Shares, Share Options and Allocation Shares. For a detailed description of the Share Incentive Scheme and recent amendments thereto, see note 34 to our Group annual financial statements included elsewhere in this Annual Report.

        As of November 30, 2004, certain Directors and Executive Officers of Sappi had been granted an aggregate of 709,000 Share Options and 638,000 Allocation Shares. None of the Directors or Executive Officers of Sappi holds more than 1% of our issued share capital.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information with respect to the ownership of the ordinary shares, R1.00 par value, of Sappi Limited by the shareholders of record of Sappi Limited as of September 23, 2004, holding 5% or more of the outstanding ordinary shares.

Name of Registered Holder	Number of Shares	Percentage
Standard Bank Nominees (Transvaal) (Proprietary) Limited(1)	100,907,213	44.6
Nedcor Nominee Holdings(1)	42,829,461	18.9
ABSA Nominees (Proprietary) Limited	28,545,402	12.6
First National Nominees (Proprietary) Limited(1)	23,113,274	9.8
Industrial Development Corporation of South Africa Limited	17,704,620	7.8
All Directors and Executive Officers as a Group(2)	1,735,538	0.7

(1)
The registered holders have advised us that it holds shares for numerous clients and there has not been any significant percentage change in the holdings for the last three years.
(2)
Includes shares issuable upon exercise of options granted under Sappi's Share Incentive Scheme. See "Item 6-Directors, Senior Management and Employees-Compensation".

        In addition to the changes in the ownership percentages held by our major shareholders disclosed in the footnotes to the table above, KNP BT Beteiligungen Deutschland GmbH (now Buhrmann International BV) held 19.9% of our shares as of September 30, 1998 and disposed of its holding in 2001, and CMB Nominees (Proprietary) Limited held 8.6% of our shares as of September 30, 1998 and holds 3.1% as of September 23, 2004.

        The authorised share capital of Sappi Limited consists of 325,000,000 shares. As of September 23, 2004, the issued share capital consisted of 239,071,892 shares. Due to shares bought back and being held in a subsidiary company, the issued share capital, less treasury shares, was 226,491,386 as of September 23, 2004. It is common in South Africa for shares to be held through nominees. As of September 23, 2004, the five largest shareholders of record (four of which are nominees) owned approximately 93.7% of the shares. We believe that, as of September 23, 2004, based on registered addresses and disclosure by nominee companies, 36% of our shares were held beneficially in North America, 51% of our shares were held beneficially in South Africa and 13% of our shares were held beneficially in Europe and elsewhere, excluding the shares owned by subsidiaries of Sappi.

        On September 23, 2004, there were approximately 48 record holders (including nominees) of ADSs and 60 record holders of shares in the United States. At that date, there were 37,563,022 ADSs and 39,504,299 shares (totalling 77,065,321 shares) held beneficially by holders with registered addresses in the United States (representing approximately 34.0% of the then outstanding shares). We believe, however, that more than 36% of our shares are owned beneficially by US holders.

        Pursuant to the Companies Amendment Act Number 37 of 1999, where securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interest in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every three-month period to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and price of securities issued by that issuer held on behalf of each such person. We authorised Thomson Financial to conduct a quarterly investigation into the beneficial ownership of Sappi Limited shares. All beneficial holdings were investigated to determine whether there are any shareholders which hold 5% or more of our shares. As a result of these investigations, we have ascertained that some of the shares registered in the names of the nominee holders are managed by various fund managers and that, as of September 23, 2004, the following fund managers were responsible for 5% or more of the issued share capital of Sappi Limited.

Name of Fund Manager	Number of Shares Managed	Percentage
RMB Asset Management (South Africa)	25,016,654	11.0
Old Mutual Asset Management. (South Africa)	17,849,405	7.9
Capital Group (Global)	13,194,984	5.8
Sanlam Investment Managers (South Africa)	13,031,819	5.3

        Under South African law, there is no obligation on the part of shareholders of Sappi Limited to disclose to Sappi Limited arrangements or understandings that may exist between or among them with respect to the holding or voting of shares unless such arrangement or understanding constitutes an affected transaction under the Securities Regulation Code on Takeovers and Mergers. An "affected transaction" means, among other things, any transaction which has or will have the effect of vesting control of any company in any person or two or more persons acting in concert in whom control did not vest prior to such transaction or scheme. Control is defined with reference to a specified percentage, which is currently 35% of the entire issued share capital of a company. The major shareholders have no different voting rights.

Related Party Transactions

        For information on related party transactions, see note 37 to our Group annual financial statements contained elsewhere in this Annual Report.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

        See "Item 18-Financial Statements" and the F-pages for the Report of the Independent Auditors.

Legal Proceedings

        We become involved from time to time in various claims and lawsuits incidental to the ordinary course of our business. We are not currently involved in legal proceedings which, either individually or in the aggregate, are expected to have a material adverse effect on our business, assets or properties.

North America

        A number of class actions have been filed in federal and state courts alleging that Sappi Limited and Sappi Fine Paper North America participated in a price fixing conspiracy with other manufacturers of publication paper. The cases filed in federal courts assert a violation of the federal antitrust laws, while the cases filed in state courts allege violations of state antitrust and unfair competition statutes. These lawsuits seek injunctive relief, as well as treble damages and other costs associated with the litigation. We have filed motions to dismiss or demurrers in several of these cases. Other than the motions to dismiss, responsive pleadings have not been filed to the complaints in any of the cases.

        In late July 2003, Sappi Fine Paper North America was served with a lawsuit in the Muskegon County Circuit Court brought by ten Muskegon residents. The plaintiffs claim that pollutants, air contaminants, noise, dust, debris and bad odours have materially injured their persons and property, for which they are now seeking monetary damages, injunctive relief and attorney fees. The attorneys for the plaintiffs attempted to have the case certified as a class action, but this certification was defeated in June 2004. The plaintiffs then amended the complaint to add an additional fifty four plaintiffs. This expanded suit is in the early stages of discovery.

Europe

        On May 25 and 26, 2004 the EU Commission carried out an unannounced inspection visit at Sappi Fine Paper Europe's headquarters in Brussels in the context of what appears to be an industry wide antitrust examination. The EU Commission has copied and taken away a substantial quantity of business documents. In its decision to authorise the inspection visit, the EU Commission alleges that Sappi Fine Paper Europe was involved in antitrust infringing collusive action with competitors. The EU Commission's investigation is at a very early stage and could last for several years.

        In June 2003, an anti-dumping case was initiated by the Indian authorities against coated paper imports in the calendar year 2002 from the European Union and Indonesia. Sappi Fine Paper Europe has decided to co-operate with the Indian investigating authorities and submitted a questionnaire response to them, which appears to have been accepted as being accurate. The Indian investigating authorities have to comply with the mandatory deadline of December 17, 2004 to come to a final decision as to whether to impose anti-dumping duties against Sappi and the other European exporters concerned. By co-operating Sappi hopes to minimise (or even avoid) any such duties in order to safeguard its exports to India, which could adversely impact the ability of these importers to compete effectively in the Indian market.

Southern Africa

        The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. This process is expected to continue for many years. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues. To date, we have been notified of seven formal Land Claims made in respect of portions of Sappi plantations in the Mpumalanga area, and ten others made in respect of portions of Sappi plantations in KwaZulu Natal. These claims have not been finalised and are still under investigation by the Regional Land Claims Commissioner.

Dividend Policy

        Our current policy is to consider dividends on an annual basis and to declare cash dividends in US dollars. We declared a dividend number 81 of 30 US cents for fiscal 2004. South African shareholders will be paid the Rand equivalent of the US dollar denominated declaration.

        The current dividend policy of Sappi Limited is to provide dividend payments which incorporate, over time, real growth for shareholders by providing dividend payments whose cover will vary in line with changes in the business cycle but maintaining a long-term average dividend "cover" of three times. (Dividend cover is calculated by dividing earnings per share by dividends per share. A dividend cover of three times therefore means a dividend pay out ratio of approximately 33% of net income.).

        In accordance with South African common law, dividends may be declared only out of divisible profits. Holders of American Depositary Receipts (ADRs) on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the Deposit Agreement among us, The Bank of New York and the ADR holders (the "Deposit Agreement"). There is no restriction under South African exchange control regulations on the free transferability of cash dividends to non-resident shareholders or ADS holders. See "Item 10-Additional Information-Exchange Controls".

        South African companies pay Secondary Tax on Companies at the flat rate of 12.5% in respect of the amount of dividends declared by the company less all dividends which accrue to the company during its relevant "dividend cycle". See "Item 10-Additional Information-Taxation".

Significant Changes

        Except as otherwise disclosed in this Annual Report, no significant change has occurred in our financial position since September 26, 2004.

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

        The table below sets forth, for the periods indicated, the high and low prices and the volume of trading activity in the shares on the JSE, as reported by the JSE, and the high and low prices and the volume of trading activity in the ADSs on the New York Stock Exchange ("NYSE"), as reported by the NYSE.

	Shares			ADSs
	High	Low	Trading Volume	High	Low	Trading Volume
	(SA cents per share)		(millions)	($ per ADS)		(millions)
Annual highs and lows
Fiscal 2004	10,450	7,720	302.5	16.13	12.60	51.3
Fiscal 2003	12,950	8,550	245.8	14.52	10.30	48.3
Fiscal 2002	16,200	7,650	181.8	15.00	8.40	48.1
Fiscal 2001	8,700	4,380	240.1	10.37	5.75	51.6
Fiscal 2000	7,000	3,800	160.3	11.75	6.06	34.4
Quarterly highs and lows
2004
Fourth quarter	9,710	8,695	62.8	16.13	13.21	8.8
Third quarter	9,825	8,360	74.7	15.35	12.70	10.4
Second quarter	10,450	8,460	83.6	14.23	12.79	20.1
First quarter	9,690	7,720	81.4	13.71	12.60	12.0
2003
Fourth quarter	10,520	8,900	70.5	13.86	12.02	12.9
Third quarter	10,800	8,550	69.3	13.54	11.55	11.7
Second quarter	12,950	8,920	66.3	14.52	11.30	13.3
First quarter	12,650	10,800	39.7	13.49	10.30	10.4
Monthly highs and lows
2004
November	9,200	7,450	47.4	14.85	12.36	14.3
October	9,550	8,620	20.9	14.84	13.61	3.8
September	9,380	8,695	18.6	14.40	13.21	2.4
August	9,475	8,830	20.5	15.08	13.70	3.0
July	9,710	8,870	23.8	16.13	14.32	3.4
June	9,525	8,720	20.0	15.35	13.73	3.1

        On December 10, 2004, the closing price for our shares on the JSE was 7,975 SA cents per share and the closing price of the ADSs on the NYSE was $13.65 per ADS.

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

        Prior to our global equity offering, which was completed on November 22, 1999, trading of the ADSs on the NYSE had been sporadic with the volumes traded varying between zero and 231,000 ADSs per day. Since that offering, trading of the ADSs has increased substantially. The ADS price has reached a high of $16.13 and a low of $3.22 since trading commenced. On some days, trading volume in ADSs on the NYSE has exceeded the volume traded on the JSE.

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

        The market capitalisation of South African equity securities was approximately $267 billion as at October 31, 2004. The actual float available for public trading is significantly smaller than the aggregate market capitalisation because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalisation at the end of the period) was 60% for the 12 months ended October 31, 2004. Trading is concentrated in a growing, but small, number of companies. As of the end of October 2004, there were 303 listed companies on the JSE.

        Following the introduction of the FTSE/JSE free float indices, the FTSE/JSE All Share Index only includes those companies that constitute the top 99% of the market capitalisation of the JSE. The three main sectors in the market are Resources, Financials and Industrials. As of October 31, 2004, the All Share Index included 161 companies. The Financial and Industrial Index and the Resources Index included 139 and 22 companies, respectively, and accounted for approximately 63% and 37%, respectively, of the total market capitalisation of the JSE.

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

In terms of the articles:

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

        The remuneration of the Directors for their services as such shall be determined from time to time by a general meeting, save that the discretion of the Board, there may in each year be paid out of the funds of Sappi Limited to, and divided among, the Directors who have held office during the year in respect of which the remuneration is to be paid, a sum, by way of remuneration for their services as Directors, not exceeding US$ 500 000 (five hundred thousand dollars), which remuneration shall be paid in such proportions as shall be determined by the Directors or a majority of them. If any Director is required to perform extra services or reside abroad or is otherwise specially occupied about Sappi Limited's business, he is entitled to receive remuneration to be fixed by the Directors (either in addition to, or in substitution for, the aforementioned remuneration). The Directors shall be paid all their travelling and other expenses properly and necessarily expended by them in and about the business of Sappi Limited.

        The Directors may exercise all the powers of Sappi Limited to borrow money and to mortgage or charge its undertaking and property or any part thereof and to issue debentures, which may be issued at par, at a discount or at a premium, and other securities. The borrowings will be restricted so that, except with the previous sanction of an ordinary resolution of Sappi Limited in general meeting, the aggregate principal amount outstanding of all moneys borrowed by Sappi Limited and/or any of its subsidiaries will not at any time exceed an amount equal to 2.5 times the aggregate of the nominal amount of the issued share capital of Sappi Limited and the total of the amounts standing to the credit of the combined capital and revenue reserve accounts of Sappi Limited and its subsidiaries (including any share premium account, capital redemption reserve fund and retained surplus after deducting the amounts of any debit balance in the income statement but excluding sums set aside for taxation and amounts attributable to outside shareholders in subsidiaries), as shown in the latest consolidated balance sheet, adjusted as may be necessary in respect of any variation in the share premium account of Sappi Limited since the date of the latest audited balance sheet.

Disclosure of Interest in Shares

        The Companies Act requires the disclosure of beneficial interests in the outstanding shares of a company. Where securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interest in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every three-month period after June 30, 1999, that is, commencing on September 30, 1999, to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and class of securities issued by that issuer held on behalf of each such person. Moreover, an issuer of securities may, by notice in writing, require a person who is a registered shareholder of, or whom the issuer knows or has reasonable cause to believe to have a beneficial interest in, a security issued by the issuer, to confirm or deny whether or not such person holds that beneficial interest and, if the security is held for another person, the person to whom the request is made is obliged to disclose to the issuer the identity of the person on whose behalf a security is held. The addressee of the notice may also be required to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. All issuers of securities are obliged to establish and maintain a register of the disclosures described above and to publish in their annual financial statements a list of the persons who hold beneficial interests equal to or in excess of 5% of the total number of securities of that class issued by the issuer together with the extent of those beneficial interests.

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

        It is our policy to declare dividends in US dollars and the Board may at the time of declaring a dividend make such regulations as it may think fit in regard to the payment in any currency and rate of exchange. For further information on our dividend policy, see "Item 8—Financial Information—Dividend Policy".

        Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the ordinary shares underlying the ADSs, subject to the terms of the Deposit Agreement. Cash dividends will be paid by the Depositary to holders of ADSs in accordance with the Deposit Agreement.

Voting Rights

        Subject to any rights or restrictions attached to any class of shares, every Shareholder present in person, by authorised representative or by proxy, will have, on a show of hands, one vote only and, in the case of a poll, every Shareholder present in person, by authorised representative or by proxy, will have that proportion of the total votes in Sappi Limited which the aggregate amount of the nominal value of the shares held by that Shareholder bears to the aggregate of the nominal value of all the shares issued by Sappi Limited and, accordingly, since there is currently only one class of issued shares, one vote for every share held by him.

Issue of Additional Shares and Pre-emption Rights

        Subject to the provisions of the Companies Act and the listings requirements of the JSE, Sappi Limited in a general meeting may issue, or may authorise the Board to issue, unissued shares.

        Holders of shares have no pre-emptive rights under the Articles. Under the listings requirements of the JSE, however, any unissued shares of Sappi Limited must first be offered to existing Shareholders pro rata to their holdings of shares unless these shares are issued for the acquisition of assets or a specific or general approval is granted to the Directors at any general meeting authorising the issue of shares for cash. Whenever Sappi Limited wishes to use shares held as treasury stock by a subsidiary of Sappi Limited, such use must comply with the listings requirements as if such use was a new issue of shares for cash.

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

Distribution of Assets on Liquidation

        If Sappi Limited is liquidated, whether voluntarily or compulsorily, the assets remaining after the payment of all the liabilities of Sappi Limited and the costs of winding-up shall be distributed among the Shareholders in proportion to the numbers of shares respectively held by them, subject to the rights of any Shareholders to whom shares have been issued on special conditions and subject to Sappi Limited's right to apply set-off against the liability, if any, of Shareholders for unpaid capital or premium. Furthermore, the liquidator, with the authority of a special resolution, may divide among the Shareholders, in specie or kind, the whole or any part of the assets, whether or not those assets consist of property of one kind or different kinds.

Share Repurchases and Capital Reductions

        Subject to the provisions of the Companies Act and the Listings Requirements of the JSE, Sappi Limited may with the prior approval of a special resolution of its shareholders in general meeting—

  •
  acquire any shares issued by Sappi Limited on the basis that all or a portion of the price payable on such acquisition may be paid out of any funds of or available to Sappi Limited whether or not such payment results in a reduction of the issued share capital, share premium, reserves (including statutory non-distributable reserves), stated capital or any capital or redemption reserve fund of Sappi Limited;

  •
  authorise any subsidiary of Sappi Limited to acquire shares in Sappi Limited.

        Subject to the provisions of the Companies Act and the Listings Requirements of the JSE, Sappi Limited may reduce its issued share capital, share premium, stated capital, reserves (including statutory non-distributable reserves) and/or capital redemption reserve fund by way of an ordinary resolution of shareholders in general meeting and a resolution of directors. Similarly, subject to the provisions of the Companies Act and the requirements of the JSE, Sappi Limited may by way of an ordinary resolution of shareholders in general meeting and a resolution of directors make payments to its shareholders, other than dividends, whether or not such payments result in a reduction of the issued share capital, share premium, stated capital, reserves (including statutory non-distributable reserves) and/or any capital redemption reserve fund.

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

        Resolutions will be carried by a majority of the votes recorded at the meeting except in the case of a special resolution which must be passed either, on a show of hands, by not less than 75% of the number of Shareholders entitled to vote who are present in person or by proxy or, where a poll has been demanded, by not less than 75% of the total votes to which the Shareholders present in person or by proxy are entitled. In the event of a tie, the chairman has the deciding vote if he is a Shareholder.

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

Rights of Shareholders

        There are no limitations in the Memorandum or Articles or under South African law on the right of Shareholders to hold or exercise voting rights attaching to any ordinary shares in Sappi Limited.

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

Material Contracts

        On May 7, 2003, a syndicated loan of EURO 500,106,406 was provided to Sappi Papier Holding GmbH ("SPH"). This loan was arranged by BankAustriaCreditanstalt and was supported by a syndicate of 18 European banks. Funding of the facility was provided by the Oesterreichische Kontrollbank Aktiengesellschaft ("OeKB"), a banking corporation incorporated in Austria, and the syndicate of banks assumed the credit risk by providing a guarantee to the OeKB. The loan to SPH is fully and unconditionally guaranteed by Sappi International SA (SISA), a corporation incorporated in Belgium. The loan consists of two tranches, repayable in two bullet payments of EURO 100,021,281 for Tranche A on December 31, 2004 and EURO 400,085,124 for Tranche B on 31 December 2010. Tranche A bears interest at the OeKB floating rate, reset quarterly in advance, plus an applicable margin. Tranche B bears interest at the fixed OeKB EURO fixed financing rate plus an applicable facility fee. The interest on the loan is payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2003. SPH may prepay the whole or any part of the loan by giving 30-days notice. SPH has agreed to pay certain additional amounts should they arise in respect of withholdings or deductions for taxes in certain jurisdictions on payments to the syndicate banks. SPH and SISA have also agreed to observe certain covenants with respect to the loan and the guarantee, including limitations on liens, sale and leaseback transactions and on mergers and consolidations. It is an event of default if Sappi Limited ceases to own, directly or indirectly, a majority of SPH's share capital, without the prior written consent of a majority of the lenders.

Exchange Controls

Introduction

        South Africa's exchange control regulations provide for restrictions on the exporting of capital and for various other exchange control matters. Transactions between residents of the Common Monetary Area (comprising South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland), on the one hand (including corporations), and non-residents of the Common Monetary Area, on the other hand, are subject to these exchange control regulations which are enforced by the Exchange Control Department of the South African Reserve Bank (Excon).

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

        Some of the more salient recent changes to the South African exchange control regulations regarding South African corporations are as follows:

  •
  South African corporations wishing to establish new approved foreign ventures are now permitted to transfer funds abroad for this purpose. There is no limit to the amount of funds which may be transferred except that, the foreign investment may only be acquired and such funds may only be transferred abroad once Excon has approved the type of foreign investment, which it will only do if the foreign investment accords with its foreign investment criteria (applicable at the relevant time), and with regard to larger foreign investments Excon may require capital outflows to be staggered in order to manage the potential impact on the foreign exchange market.

  •
  South African corporations which have been granted approval to transfer funds abroad for purposes of acquiring an approved foreign investment, will now be entitled to retain abroad foreign dividends which relate to the operation of the approved foreign investment and any foreign dividend which may have been repatriated to South Africa after 26 October 2004, may thereafter be transferred abroad again, at any time and for any purpose other than for purposes of a non-resident (which is directly or indirectly controlled by a South African resident) using such funds to reinvest into the South African market.

  •
  South African corporations wishing to invest abroad may apply for permission to use corporate assets or share swaps and share placement transactions to finance approved foreign investments. The latter mechanism entails the placement of the locally quoted company's shares with long term overseas holders who, in payment for the shares, provide the foreign currency abroad which the company then uses to acquire the target investment. Since February 2001, institutional investors are no longer entitled to make use of the asset swap mechanism but are, however, entitled to acquire foreign portfolio investments of either 15% or 20% of total assets, depending on the type of institutional investor.

        Controls on current account transactions, with the exception of certain discretionary expenses, have been abolished and are now dealt with by authorised dealers in terms of the Exchange Control Rulings.

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

Dividends

        There is no restriction under South African exchange control regulations on the free transferability of cash dividends to shareholders or ADR holders who have never been resident in South Africa. Dividends declared to a former resident of South Africa out of capital gains, or out of income earned from normal trading activities prior to the date of emigration, must be placed to the credit of a blocked account with a South African authorised dealer in foreign exchange. Dividends declared out of income earned from normal trading activities subsequent to the date of emigration are, however, remittable. See "—Taxation" and "Item 8—Financial Information—Dividend Policy". The Minister of Finance stated on February 26, 2003 that emigrants' blocked assets are to be unwound and such emigrants are entitled, on application to the South African Reserve Bank, and subject to an exiting schedule and an exit charge of 10% to exit such blocked assets from South Africa.

        Prior to fiscal 2000, it was our policy to declare cash dividends in Rand. It is now our policy to declare cash dividends in US dollars. We declared a dividend (number 81) of 30 US cents for fiscal 2004. South African shareholders will be paid the Rand equivalent of the US dollar denominated declaration. Shareholders on the UK registry will be paid the UK pounds sterling equivalent of the US dollar denominated declaration and ADS holders will be paid in US dollars. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the Deposit Agreement. Subject to exceptions provided in the Deposit Agreement, cash dividends will be paid by the Depositary to holders of ADSs in accordance with the Deposit Agreement. The Depositary will charge holders of ADSs, to the extent applicable, taxes and other governmental charges and specified fees and other expenses, including a fee not in excess of $0.02 per ADS (or portion thereof) for any cash distributions made pursuant to the Deposit Agreement, other than distributions of cash dividends. See "Item 8—Financial Information—Dividend Policy".

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

        Residence, in the case of natural persons, is established either by being ordinarily resident in South Africa or by satisfying a physical presence test in terms of which they become residents by virtue of their being physically present in South Africa for certain prescribed periods of time. In the case of legal entities, residence is established by virtue of incorporation or formation, or having a place of effective management, in South Africa. Excluded from the definition of "resident" are persons who are, in terms of double taxation agreements entered into by South Africa, not treated as resident in South Africa.

        In principle, dividends received by or accruing to South African residents from companies which are not tax resident in South Africa are subject to tax. Certain foreign dividends are exempt from tax, including:

  •
  foreign dividends declared by a company listed on a stock exchange licensed in South Africa or on an exchange recognised by the Minister of Finance in the Government Gazette to a shareholder if more than 10% of the equity share capital of the listed company at the time of declaration is held by South African residents;

  •
  foreign dividends to residents holding a certain minimum interest (currently 25% of the total equity shares) in the foreign company declaring the dividend, but certain dividends are excluded from this exemption under tax anti-avoidance measures;

  •
  foreign dividends declared out of profits that are subject to tax in the hands of the South African resident recipient of the dividend in terms of South Africa's controlled foreign company legislation;

  •
  foreign dividends declared out of profits that are subject to full South African tax; and

  •
  foreign dividends declared by a company out of profits which arose from dividends declared to such company by a South African resident company.

        South African residents, who are natural persons earning interest and dividends from foreign sources, are allowed an exemption on the first R1,000 of such income (the exemption is firstly to be applied to foreign dividends and only if they do not exceed R1,000, the excess is to be applied to foreign interest).

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

Duty on the Shares

        South African duty is payable by the company upon the issue of shares at the rate of 0.25% of the issue price. Such duty will be paid by Sappi Limited.

        On a subsequent change of beneficial ownership of the shares, South African uncertificated securities tax ("UST") is generally payable in respect of transactions involving listed shares purchased from or through a member of a stock exchange or a depositary institution and stamp duty is generally payable for the registration of transfer of all other shares, both duties generally being payable at 0.25% of the higher of the consideration or the market value of the share concerned.

        South African stamp duty is payable regardless of whether the transfer is executed within or outside South Africa. There are certain exceptions to the payment of stamp duty where, for example, the instrument of transfer is executed outside South Africa and registration of transfer is effected in any branch register kept by the relevant company, subject to certain provisions set forth in the South African Stamp Duties Act of 1968.

        Transfers of ADSs between non-residents of South Africa will not attract South African duties. However, if shares are withdrawn from the deposit facility, or are acquired from the Depositary in exchange for ADSs representing the shares or the relevant Depositary Receipt is cancelled so that the underlying shares are sold, duties will become payable on the same basis and at the same rates set out above.

Secondary Tax on Companies ("STC")

        This tax is paid by South African companies at the flat rate of 12.5% in respect of the amount of dividends declared less all dividends which accrued to them (but subject to certain exclusions) during its relevant "dividend cycle". "Dividend cycle" means the period commencing on the date following the date of accrual to a company's shareholders of the last dividend declared by that company and ending on the date on which the dividend in question accrues to the shareholder concerned. An excess of dividends accruing to a company over dividends paid may be carried forward to subsequent dividend cycles as an STC credit.

        The imposition of STC effectively means that a dual corporate tax system exists in South Africa comprising a normal income tax and STC. Liability for STC is determined independently from normal income tax. Accordingly, a company without a normal tax liability may have a liability for STC, and vice versa, and may be liable for both normal tax and STC. The nominal value of capitalisation shares awarded to shareholders as part of the equity share capital of a company by transferring reserves or undistributed profits to the company's equity share capital do not incur STC and it has become common practice for listed South African companies to offer capitalisation shares forming part of the equity share capital of a company in lieu of cash dividends. The capitalisation shares must carry the right to participate to an unlimited extent in the dividends or capital of the company in order to constitute equity share capital. However, any amount transferred from reserves (excluding any share premium account not consisting of capitalised profits) or undistributed profits to the equity share capital of a company is, in principle, deemed to be profits available for distribution to shareholders and may constitute a dividend (i.e., be subject to STC) on a subsequent partial reduction or redemption of capital, or upon reconstruction or liquidation of the company. Capitalisation shares which do not qualify as equity shares and are awarded by a transfer of reserves or undistributed profits (other than the share premium account) are regarded as dividends and, as such, attract STC. Foreign dividends do not serve to reduce a company's STC liability.

        A double taxation treaty between South Africa and the United States came into effect during 1997 and was promulgated under Government Notice R. 1721 (Government Gazette 18553) on December 15, 1997.

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

  •
  US holder (as defined below) whose functional currency for tax purposes is not the US dollar;

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

        Distributions.    The gross amount of any distribution (other than in liquidation), including the fair market value of all distributions of ordinary shares whenever a holder may elect to receive cash distributions in lieu of ordinary share distributions, that you receive with respect to our ordinary shares or ADSs (before reduction for South African income tax, if any, withheld from such distributions) generally will be included in your gross income on the day on which you, in the case where you own ordinary shares, or the Depositary, in the case where you own ADSs, receive the distribution. This distribution will be taxed to you as a dividend (that is, ordinary income) to the extent such distribution does not exceed our current or accumulated earnings and profits, as calculated for US Federal income tax purposes ("E&P"). Dividends received by an individual US holder during taxable years before 2009 will generally be taxed at a maximum rate of 15%, provided certain holding period requirements and other conditions are satisfied. Dividends received by an individual US holder for taxable years after 2008 will be subject to tax at ordinary income rates. To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our ordinary shares or ADSs, as applicable, and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognised on a subsequent disposition of such ordinary shares or ADSs). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognised on a sale or exchange of our ordinary shares or ADSs, as applicable. See "—Sale or Other Disposition of Company Ordinary Shares and ADSs", below. Because we are not a US corporation, no dividends-received deduction will be allowed to a corporate US holder with respect to dividends paid by us.

        Distributions on the ordinary shares and ADSs are expected to be made by us in US dollars, to the extent necessary. In the event that distributions on the ordinary shares and ADSs are made by us in Rand, any dividends paid in Rand generally will be included in your gross income in a US dollar amount calculated by reference to the exchange rate in effect on the day you, in the case of ordinary shares, or the Depositary, in the case of ADSs, receive the dividend. It is anticipated that the Depositary will, in the ordinary course, convert Rand received by it as distributions on the ADSs into US dollars. To the extent that the Depositary does not convert the Rand into US dollars at the time that you are required to take the distribution into your gross income for US Federal income tax purposes, you may recognise foreign exchange gain or loss, taxable as ordinary income or loss, on the later conversion of the Rand into US dollars. The gain or loss recognised will generally be based upon the difference between the exchange rate in effect when the Rand are actually converted and the "spot" exchange rate in effect at the time the distribution is taken into account and any such gain or loss will generally be treated as United States source income for US foreign tax credit purposes.

        Dividends paid by us will generally be treated as foreign source income for US foreign tax credit limitation purposes. Subject to certain limitations, US holders may elect to claim a foreign tax credit against their US Federal income tax liability for South African tax withheld (if any) from dividends received in respect of our ordinary shares or ADSs, as applicable. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us in respect of our ordinary shares or ADSs, as applicable, generally will be "passive income" or, in the case of certain types of US holders, "financial services income" and therefore any US tax imposed on these dividends cannot be offset by excess foreign tax credits that you may have from foreign source income not qualifying as passive income or financial service income, respectively. Recently-enacted legislation will simplify the foreign tax credit limitation rules and reduce the number of classes to two, effective for taxable years ending after December 31, 2006. For such taxable years, any such dividend income generally will be "passive income" or, in the case of certain types of US holders, "general income." Additional limitations on the credit apply to individual US holders receiving dividends if the dividends are eligible for the 15% maximum tax rate on dividends described above. US holders that do not elect to claim a foreign tax credit may instead claim a deduction for South African tax withheld (if any).

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

        For a detailed description of interest rate risk, currency risk, credit risk, interest bearing debt, interest rate derivatives, fair values and foreign currency exchange, see note 35 to our Group annual financial statements included elsewhere in this Annual Report.

Commodity Price Risk

        The selling prices of the majority of products manufactured and purchase prices of many raw materials used generally fluctuate in line with commodity cycles. Prices of chemical cellulose generally follow those of paper pulp, although the cycle is generally less volatile. As a result, the sale of chemical cellulose also tends to act as a natural hedge for paper pulp. Our total pulp production capacity is over 100% of our total pulp requirements. However, there are differences between the types of pulp required in our paper making operations and the grades of pulp we produce, as well as regional differences. We are therefore a buyer as well as a seller of paper pulp. Other than maintaining a high level of pulp integration, no hedging techniques are applied. For a description of our level of pulp integration, see "Item 4—Information on the Company—The Pulp and Paper Industry—Pulp", "Item 4—Information on the Company—Business Overview—Sappi Fine Paper", "Item 4—Information on the Company—Business Overview—Supply Requirements" and "Item 5—Operating and Financial Review and Prospects—Operating Results—Markets". Despite our present relatively high level of pulp integration on a Group-wide basis, in the event of significant increases in the prices of pulp integration on a Group-wide basis, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

        As of the end of the period covered by this report (the "Evaluation Date") Sappi's management (with the participation of its Chief Executive Officer and Executive Director-Finance), conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, Sappi's chief executive officer and chief financial officer concluded that, as of the Evaluation Date, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Sappi in reports it files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

        The business and information technology (IT) systems in North America and southern Africa are undergoing significant change.

North America

        A number of IT systems previously developed in Europe are being deployed in North America. The number of peripheral IT technologies used previously has been reduced and more reliance has been placed on our core Enterprise Resource Planning system (ERP), SAP. In particular we are anticipating a significant improvement in the control environment surrounding our sales, logistical and operations planning environments.

        The main control environment improvements that we expect to achieve through the change are:

  •
  Improved control and visibility of authorisation of transactions within our systems;

  •
  Improved change control processes through sharing of developments between all North American and European businesses;

  •
  Uniform transaction processing throughout our European and American businesses; and

  •
  A simpler and more manageable IT system platform.

        These systems are expected to be fully deployed in 2005.

Southern Africa

        In southern Africa the ERP system is being upgraded to a newer version of SAP. As part of the project, business processes are being reviewed and improved from both a control and efficiency point of view. The upgrade is expected to be complete by mid calendar 2005.

        A Sarbanes-Oxley project team was established during the year to respond to the requirements of section 404 of the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley project team has identified an opportunity to improve our controls over non-systematic transactions and in addition, as the group has a South African based head office, our level of internal US GAAP expertise is limited and we are in the process of investigating options to strengthen our capabilities.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        The Board has determined that Dr Deenadayalen Konar qualifies as an audit committee financial expert on the Audit Committee of Sappi Limited.

ITEM 16B. CODE OF ETHICS

        We have adopted the Sappi Code of Ethics (the "Code") that applies to all of our employees, including our Chief Executive Officer, Executive Director-Finance and Group Financial Controller (such officers, collectively, the "senior officers"). The Code, as it applies to our senior officers, is complemented by a Corporate Compliance Policy adopted by our Board of Directors regarding Ethics Guidelines for Senior Officers (the "Senior Officer Corporate Compliance Policy"). We believe the Code, as supplemented by our Senior Officer Corporate Compliance Policy, constitutes a "code of ethics" as defined in Item 16B of Form 20-F.

        We have filed a copy of the Code and the Senior Officer Corporate Compliance Policy as an exhibit.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Principal independent auditor fees paid for the year ended September 2004 and 2003 were as follows:

	2004	2003
	(US$ million)
Audit—fees(1)	5	4
Audit—related fees	1	—

Sub-total	6	4
Tax services(2)	2	2
All other fees	—	—

	8	6

(1)
Audit-fees consist of assurance and related services that are reasonably related to the performance of the audit or review of the group's financial statements.
(2)
These are fees for professional services performed by Deloitte & Touche with respect to tax compliance, tax advice and tax planning. This includes advice on tax aspects of group acquisitions, disposals, reorganisations, and financing, as well as analysis of the impact on the group for changes to tax laws in various countries.

Audit Committee Pre-Approval Policy

        In accordance with our audit committee pre-approval policy, all audit and non-audit services performed for us by our independent accountants were pre-approved by the audit committee of our board of directors, which concluded that the provision of such services by the independent accountants was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

        The pre-approval policy provides for specific audit committee pre-approval, prior to engagement, of any services, other than audit services covered by the annual engagement letter. In addition, services to be provided by the independent accountants that are not within the category of pre-approved services must be approved by the audit committee prior to engagement, regardless of the service being requested and the amount.

        Requests or applications for services that require specific separate approval by the audit committee are required to be submitted to the audit committee by both management and the independent accountants, and must include a detailed description of the services to be provided and a joint statement confirming that the provision of the proposed services does not impair the independence of the independent accountants.

        Pre-approval may be granted either by the audit committee or its chairman or any member of the audit committee to whom this authority has been delegated by the audit committee. Where pre-approval is granted by an individual member of the audit committee, the matter is tabled for noting at the next meeting of the full Sappi Limited audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

        Not applicable.

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
4.10
Credit Facility, dated May 7, 2003, among Sappi Papier Holding AG as borrower, Sappi International S.A. as guarantor, Bank Austria Creditanstalt AG as mandated lead arranger and agent and various financial institutions as lenders, incorporated by reference to Exhibit 4.10 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 19, 2003.
4.11	Resolution passed by the members of the Human Resources Committee of Sappi Limited on amendments to the Sappi Limited Share Incentive Scheme.
6.1	Computation of Earnings per Share, incorporated by reference to note 9 of the notes to the Group annual financial statements included elsewhere in this Annual Report.
7.1
An explanation of other ratios used in this Annual Report, incorporated by reference to Exhibit 7.1 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 30, 2002.
8.1	List of significant subsidiaries, incorporated by reference to "Item 4—Information on the Company—Organisational Structure" included elsewhere in this Annual Report.
11.1
Sappi Limited—Corporate Compliance Policies—Ethics Code Guidelines for Senior Officers, incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 19, 2003.
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

SAPPI LIMITED
Date: December 17, 2004	By:	/s/ DONALD WILSON Donald Wilson Executive Director—Finance

SAPPI

Group Annual Financial Statements
Report of the Independent Auditors to the Board of Directors and Shareholders of Sappi Limited
Group Income Statements for the years ended September 2004, 2003 and 2002
Group Balance Sheets at September 2004 and 2003
Group Cash Flow Statements for the years ended September 2004, 2003 and 2002
Group Statements of Changes in Shareholders' Equity for the years ended September 2004, 2003 and 2002
Notes to the Group Annual Financial Statements
Group Annual Financial Statement Schedule
Schedule I—Condensed Company Financial Statements
Schedule II—Valuation and Qualifying Accounts

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Sappi Limited:

        We have audited the accompanying consolidated balance sheets of Sappi Limited and its subsidiaries as at September 26, 2004 and 2003, and the related consolidated income statements, cash flow statements and statements of changes in shareholders' equity for each of the three years in the period ended September 26, 2004. Our audits also included the financial statement schedules listed in the index on page F-1. These financial statements and financial statement schedules are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Sappi Limited and its subsidiaries at September 26, 2004 and 2003 and the results of their operations and cash flows for each of the three years in the period ended September 26, 2004 in conformity with South African Statements of Generally Accepted Accounting Practice. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements take as a whole, present fairly in all material respects the information set forth therein.

        As discussed in Note 3 to the consolidated financial statements, in fiscal 2004 the company changed its method of accounting for plantations to conform to AC 137: "Agriculture" and, retroactively, restated the fiscal 2003 and 2002 consolidated financial statements for the change.

        As discussed in Note 2 to the consolidated financial statements, in fiscal 2004 the company changed its disclosure of operating profit to conform to Circular 3/2004: "Guidance for the Inclusion of Items in the Results of Operating Activities" issued by the South African Institute of Chartered Accountants and, retroactively restated the fiscal 2003 and 2002 consolidated financial statements for the change.

        Statements of Generally Accepted Accounting Practice in South Africa vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 40 to the consolidated financial statements.

Deloitte & Touche
Registered Accountants & Auditors
Chartered Accountants
Johannesburg, South Africa
December 17, 2004

SAPPI

GROUP INCOME STATEMENT

for the years ended September 2004, 2003 and 2002

	note	2004	2003	2002
		(US$ million)
Sales		4,728	4,299	3,729
Cost of sales	4	4,133	3,684	3,063

Gross profit		595	615	666
Selling, general and administrative expenses	5	403	316	247

		192	299	419
Other expenses	6	4	27	17

Operating profit	7	188	272	402
Net finance costs		110	111	102
Gross interest and other finance costs		133	150	119
Interest received		(27)	(30)	(23)
Interest capitalised		(2)	(2)	(1)
Net foreign exchange gains		(5)	(1)	(4)
Net loss (gain) on marking to market of financial instruments		11	(6)	11
Profit before taxation		78	161	300
Taxation	8	(20)	18	79

Net profit for the year		98	143	221

Weighted average number of ordinary shares in issue (millions)		226.3	229.1	230.2
Basic earnings per share (US cents)	9	43	62	96
Diluted earnings per share (US cents)	9	43	62	95
Dividends per share (US cents)—declared after year-end	10	30	29	28

SAPPI

GROUP BALANCE SHEET

at September 2004 and 2003

	note	2004	2003
		(US$ million)
Assets
Non-current assets		4,526	4,242
Property, plant and equipment	11	3,670	3,554
Plantations	12	548	432
Deferred tax assets	13	46	41
Other non-current assets	14	175	153
Other financial assets	35	87	62
Current assets		1,580	1,575
Inventories	15	765	701
Trade and other receivables	16	323	282
Other financial assets	35	7	7
Prepaid income taxes		1	1
Cash and cash equivalents		484	584

Total assets		6,106	5,817

Equity and liabilities
Shareholders' equity		2,119	1,945
Ordinary share capital and share premium	17	871	793
Non-distributable reserves	18	366	299
Distributable reserves		882	853
Non-current liabilities		2,463	2,511
Interest-bearing borrowings	19	1,693	1,742
Deferred tax liabilities	13	453	487
Other non-current liabilities	20	317	282
Current liabilities		1,524	1,361
Interest-bearing borrowings	19	364	170
Overdraft		11	163
Trade and other payables		986	889
Taxation payable		137	112
Provisions	21	26	27

Total equity and liabilities		6,106	5,817

SAPPI

GROUP CASH FLOW STATEMENT

for the years ended September 2004, 2003 and 2002

	note	2004	2003	2002
		(US$ million)
Cash retained from operating activities		345	421	428
Cash generated from operations	22	601	645	722
—Increase in working capital	23	(50)	(79)	(42)

Cash generated from operating activities		551	566	680
—Finance costs paid	24	(136)	(143)	(126)
—Interest income		27	30	23
—Taxation (paid) received	25	(31)	33	(89)

Cash available from operating activities		411	486	488
—Dividends paid		(66)	(65)	(60)
Cash utilised in investing activities		(356)	(310)	(679)
Investment to maintain operations		(244)	(178)	(101)
—Replacement of non-current assets	26	(219)	(165)	(88)
—Proceeds on disposal of non-current assets	27	2	8	3
—Increase in investments and loans		(27)	(21)	(16)
Investment to expand operations		(112)	(132)	(578)
—Additions of non-current assets		(112)	(132)	(95)
—Acquisition of net assets	28	—	—	(483)
Cash effects of financing activities		(121)	147	13
Proceeds from interest-bearing borrowings		490	1,542	831
Repayment of interest-bearing borrowings		(433)	(1,351)	(769)
(Decrease) increase in other non-current liabilities		(3)	5	(14)
Redemption of minority interests		—	(7)	—
Share buybacks		(13)	(55)	(12)
(Decrease) increase in bank overdrafts		(162)	13	(23)

Net movement in cash and cash equivalents		(132)	258	(238)
Cash and cash equivalents at beginning of year		584	253	504
Translation effects		32	73	(13)

Cash and cash equivalents at end of year		484	584	253

This Cash Flow Statement complies with IAS 7.

SAPPI

GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for the years ended September 2004, 2003 and 2002

	Number of ordinary shares	Ordinary share capital	Share premium	Ordinary share capital and share premium	Non- distributable reserves	Distributable reserves	Total
	(US$ million)
Balance—September 2001—As reported	229.5	26	648	674	176	653	1,503
Change in accounting policy (Refer to note 3)	—	—	—	—	2	(8)	(6)

Balance—September 2001	229.5	26	648	674	178	645	1,497
Net movements not recognised through the income statement	0.7	(4)	(98)	(102)	52	(11)	(61)
Transfer from distributable reserves	—	—	—	—	10	(10)	—
Foreign currency translation reserve	—	(4)	(98)	(102)	42	(1)	(61)
Gain on revaluation of hedging instruments	—	—	—	—	—	12	12
Deferred tax arising on gain on revaluation of hedging instruments	—	—	—	—	—	(4)	(4)
Loss on revaluation of hedging instruments	—	—	—	—	—	(6)	(6)
Deferred tax arising on loss on revaluation of hedging instruments	—	—	—	—	—	1	1
Share buybacks less transfers to Sappi Limited Share Incentive Trust	0.7	—	—	—	—	(3)	(3)
Net profit for the year						221	221
Dividends—US$0.26 per share*	—	—	—	—	—	(60)	(60)

Balance—September 2002	230.2	22	550	572	230	795	1,597
Net movements not recognised through the income statement	(3.3)	10	211	221	69	(20)	270
Transfer from distributable reserves	—	—	—	—	4	(4)	—
Foreign currency translation reserve	—	10	258	268	65	(1)	332
Gain on revaluation of hedging instruments	—	—	—	—	—	5	5
Deferred tax arising on gain on revaluation of hedging instruments	—	—	—	—	—	(5)	(5)
Loss on revaluation of hedging instruments	—	—	—	—	—	(20)	(20)
Deferred tax arising on loss on revaluation of hedging instruments	—	—	—	—	—	6	6
Share buybacks less transfers to Sappi Limited Share Incentive Trust	(3.3)	—	(47)	(47)	—	(1)	(48)
Net profit for the year	—	—	—	—	—	143	143
Dividends—US$0.28 per share*	—	—	—	—	—	(65)	(65)

Balance—September 2003	226.9	32	761	793	299	853	1,945
Net movements not recognised through the income statement	—	3	75	78	67	(3)	142
Transfer from distributable reserves	—	—	—	—	5	(5)	—
Foreign currency translation reserve	—	3	84	87	62	1	150
Loss on revaluation of hedging instruments	—	—	—	—	—	(2)	(2)
Deferred tax arising on revaluation of hedging instruments	—	—	—	—	—	3	3
Share buybacks less transfers to Sappi Limited Share Incentive Trust	—	—	(9)	(9)	—	—	(9)
Net profit for the year	—	—	—	—	—	98	98
Dividends—US$0.29 per share*	—	—	—	—	—	(66)	(66)

Balance—September 2004	226.9	35	836	871	366	882	2,119

Note reference:				17	18

*
Dividends relate to the previous financial year's earnings but were declared subsequent to year-end.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS

1.     BUSINESS

        Sappi Limited, a corporation organised under the laws of the Republic of South Africa (the "company" and, together with its consolidated subsidiaries, "Sappi" or the "group"), was formed in 1936 and is a major, vertically integrated international pulp and paper producer. Sappi is the world's largest producer of coated fine paper and chemical cellulose (dissolving pulp). The group has manufacturing facilities in nine countries, on four continents, and customers in over 100 countries across the globe.

        The group is composed of its Sappi Fine Paper and Sappi Forest Products business units. Sappi Fine Paper has manufacturing and marketing facilities in North America, Europe and South Africa and produces mainly high quality branded coated fine paper. It also manufactures uncoated graphic and business paper, coated and uncoated speciality paper, and casting release paper used in the manufacture of artificial leather and textured polyurethane applications. Sappi Forest Products, based in South Africa, produces commodity paper products, pulp, chemical cellulose (dissolving pulp) and forest and timber products for southern Africa and export markets. Sappi Trading operates a trading network for the international marketing and distribution of our products outside our core operating regions of North America, Europe and southern Africa.

2.     ACCOUNTING POLICIES

Basis of preparation

        These financial statements have been prepared in conformity with South African Statements of Generally Accepted Accounting Practice (SA GAAP). (Refer to note 40 for a summary of the material differences between SA GAAP and United States Generally Accepted Accounting Principles). The principal accounting policies of the group have been applied consistently with the previous year, except for the change set out in note 3. The financial statements are prepared on the historical cost basis, except for plantations and certain financial instruments which are recorded at fair value.

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

        In order to assess if there is any impairment, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the carrying amount exceeds the recoverable amount (being the greater of the discounted expected future cash flows and the net selling price of the asset) of the asset, we will recognise an impairment loss for the difference. Considerable management judgement is necessary to estimate discounted future cash flows, including judgements and estimates as to future product pricing, raw material costs, volumes of product sold, appropriate pre-tax discount rates (weighted average cost of capital), changes in the planned use of machinery or equipment or closing of facilities. Actual circumstances or outcomes could vary significantly from such estimates, including as a result of changes in the economic and business environment. These variances could result in changes in useful lives or impairment. These changes can have either a positive or negative impact on our estimates of impairment and can result in additional charges.

        Goodwill impairment tests are performed annually to compare the fair value of each of our reporting units (cash generating units) to its carrying amount. Goodwill impairment testing is conducted at reporting unit levels of our business and is based on a cash flow-based valuation model to determine the fair value of the reporting unit. The assumptions used in estimating future cash flows were based upon our business forecasts and incorporated external information from industry sources, where applicable. Actual outcomes could vary significantly from our business forecasts. Changes in certain of these estimates could have a material effect on the estimated fair value of the reporting unit. In addition to the judgements described in the preceding paragraph that are necessary in estimating future cash flows, significant judgements in estimating discounted cash flows also include the selection of the post-tax discount rate (weighted average cost of capital) and the terminal value (net present value at end of period where there is a willing buyer and seller) multiple used in our valuation model. The discount rate used in our valuation model considered a targeted debt and equity mix, a market risk premium, and other factors consistent with valuation methodologies. The terminal value multiple used in our valuation model considered the valuations for comparable companies.

        Based on the results of the impairment evaluation described above, the recorded goodwill was not impaired as the fair value of each reporting unit exceeded the carrying value. Small changes to the valuation model would not significantly impact the results of our valuation; however, if future cash flows were materially different to our forecasts, then the assessment of the potential impairment of the carrying value may be impacted.

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

        The group then assesses the likelihood that the deferred tax assets will be recovered from future taxable income, and, to the extent recovery is not likely, a valuation allowance is established. In recognising deferred tax assets the company considers profit forecasts including the effect of exchange rate fluctuations on sales and external market conditions. Where it is probable that a position may be successfully challenged, based on reported challenges by revenue authorities of similar positions taken by other taxpayers, as well as items already raised by revenue authorities during audits, but for which resolution has not yet been reached, a valuation allowance or tax provision is raised for the tax on the probable adjustment. Management's judgement is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. Deferred tax assets have been recognised where management believes there are sufficient taxable temporary differences or convincing other evidence that sufficient taxable profits will be available to realise deferred tax assets. Although the deferred tax assets for which valuation allowances have not been recognised are considered realisable, actual amounts could be reduced if future taxable income is not achieved. This can materially affect our reported net income and financial position.

        Hedge accounting for financial instruments.    For the purposes of hedge accounting, we classify hedges into two categories: (a) fair value hedges which hedge the exposure to changes in the fair value of a recognised asset or liability; and (b) cash flow hedges, which hedge exposure to variability in cash flows that are either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction. The financial instruments that are used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in either the fair value or cash flows of the related underlying exposures. Hedge accounting is mainly used for debt instruments to hedge interest rate and foreign currency risk exposures. We do not use hedge accounting for trading transactions.

        In relation to fair value hedges, which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument to fair value is recognised immediately against income. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised against income. The designation of a derivative instrument as a fair value hedge in this manner can affect our reported net income. External market data is applied in remeasuring the hedging financial instrument.

        In relation to cash flow hedges, which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders' equity and the ineffective portion is recognised in income. The gains or losses, which are recognised directly in shareholders' equity, are transferred to income in the same period in which the hedged transaction affects income. The designation of a derivative instrument as a cash flow hedge in this manner can also materially affect our reported net income. External market data is applied in measuring the hedge effectiveness of the financial instrument. Hedge ineffectiveness is recognised immediately against income. The net gain, after taxation, on revaluation of hedging instruments deferred in equity was US$1 million (fiscal 2003 US$14 million net loss and fiscal 2002 US$3 million net gain).

        Plantations.    We state our plantations at their fair value. Fair value is determined using the present value method for immature timber and the standing value method for mature timber. All changes in fair value are recognised in income in the period in which they arise.

        Land, logging roads and related facilities are accounted for under property, plant and equipment. The trees are accounted for as plantations. Land is not depreciated. Logging roads and related facilities are depreciated at various rates over a period of 3 to 10 years depending on expected life of each road or related facility. Trees are generally felled at the optimum age when ready for intended use. At the time the tree is felled it is taken out of plantations (non-current assets) and accounted for under inventory (current assets).

        Assumptions and estimates are used in the recording of plantation volumes, cost per ton, and depletion. Changes in the assumptions or estimates used in these calculations may affect the Group's results, in particular, plantation and depletion costs.

        A major assumption and estimation is the growth estimation. The inputs to our growth model are complex and involve estimations, all of which are regularly updated. Our growth models are based on an extensive permanent sample plot network laid out to cover the variations in growth found on our plantations. We calculate indicative yields when new material is introduced.

        Depletions include the fair value of timber felled, which is determined on the average method, plus amounts written off standing timber to cover loss or damage caused by, for example, fire, disease, hazardous weather conditions and stunted growth. Depletions are accounted for on a cost per ton allocation method. Tons are calculated using the projected growth to rotation age and extrapolated to current age on a straight line basis.

        The fair value of immature timber (softwood less than eight years and hardwood less than five years) is the discounted value of the expected delivered market price for estimated timber volumes less cost of delivery and estimated maintenance costs up to when the timber becomes usable by our own mills. The discount rate used is the applicable pre-tax weighted average cost of capital. The fair value of mature timber is based on the market price for estimated timber volumes less cost of delivery.

        Cost of delivery includes all costs associated with getting the harvested agricultural produce to the market, being harvesting, loading, transport and allocated fixed overheads.

        The group is exposed to financial risks arising from climatic changes, disease and other natural risks such as fire, flooding and storms and human-induced losses arising from strikes, civil commotion and malicious damage. These risks are covered by an appropriate level of insurance as determined by management. In addition, management focuses close attention to good husbandry techniques and fire-fighting methods. The plantations have an integrated management system that is certified to ISO 9001, ISO 14001, OHSAS 18001 and FSC standards.

        For further information see note 12.

        Post-employment benefits.    The group accounts for its pension benefits and its other post retirement benefits using actuarial models. These models use an attribution approach that generally spreads individual events over the service lives of the employees in the plan. Examples of "events" are changes in actuarial assumptions such as discount rate, expected long-term rate of return on plan assets (net of fund adminstration costs), and rate of compensation increases. The principle underlying the required attribution approach is that employees render service over their service lives on a relatively consistent basis and, therefore, the income statement effects of pension benefits or post retirement healthcare benefits are earned in, and should be expensed in the same pattern.

        Numerous estimates and assumptions are required, in the actuarial models, to determine the proper amount of pension and other post retirement liabilities to record in the group's consolidated financial statements and set the expense for the next fiscal year. These include discount rate, return on assets, salary increases, health care cost trends, longevity and service lives of employees. Although there is authoritative guidance on how to select these assumptions, our management and its actuaries exercise some degree of judgement when selecting these assumptions. Selecting different assumptions, as well as actual versus expected results, would change the net periodic benefit cost and funded status of the benefit plans recognised in the financial statements.

        The impact on the future financial results of the group in relation to post employment benefits is dependent on economic conditions, employee demographics and investment performance.

        A 1% increase in discount rates would decrease the pension liability by approximately US$182 million and the related pension cost by approximately US$14 million after tax per annum.

        A 1% increase in the health care cost trend rates would increase the accumulated other post-retirement benefit obligation by US$13 million and the aggregate of the service and interest cost components of net periodic other post-retirement benefit cost by US$2 million after tax per annum.

        For further information see notes 32 and 33.

        Provisions.    Provisions are required to be recorded when the group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation.

        Best estimates, being the amount that the group would rationally pay to settle the obligation, are recognised as provisions at balance sheet date. Risks, uncertainties and future events, such as changes in law and technology, are taken into account by management in determining the best estimates.

        Where the effect of discounting is material, provisions are discounted. The discount rate used is the pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability, all of which requires management judgement.

        The establishment and review of the provisions requires significant judgement by management as to whether or not there is a probable obligation and as to whether or not a reliable estimate can be made of the amount of the obligation, which requires judgements as to the likelihood of future payment. All provisions are reviewed at each balance sheet date.

        Various uncertainties can result in obligations not being considered probable or estimable for significant periods of time. As a consequence, potentially material obligations may have no provisions and a change in facts or circumstances that results in an obligation becoming probable or estimable can lead to a need for the establishment of material provisions. In addition, where estimated amounts vary from initial estimates the provisions may be revised materially, up or down, based on the facts.

        The group periodically restructures its business units for productivity and business improvement initiatives and records charges for reductions in its workforce, the closure of manufacturing facilities, and other actions related thereto. These events require estimates of liabilities for employee separation payments and related benefits, equipment removal, environmental cleanup and other costs. The actual costs incurred could differ materially from those estimated at balance sheet date.

        The group is required to record provisions for estimated environmental liabilities, based on current interpretations of environmental laws and regulations, when expenditures are considered probable and can be reasonably estimated. These estimates reflect management assumptions and judgements as to the probable nature, magnitude and timing of required investigations, remediation and monitoring activities, changes in governmental regulations, insurance recoveries and the contributions by other potentially responsible parties. These assumptions and judgements are subject to various uncertainties which could result in estimated costs that could materially differ from the actual costs incurred.

        The group is required to record provisions for legal contingencies when the contingency is probable of occurring and the amount of the loss can be reasonably estimated. Liabilities provided for legal matters require judgements regarding projected outcomes and ranges of losses based on historical experience and recommendations of legal counsel. Litigation is however unpredictable and actual costs incurred could differ materially from those estimated at the balance sheet date.

Principal accounting policies

        The principal accounting policies followed by the group, which have been consistently applied, are summarised as follows:

Basis of consolidation

        The consolidated financial statements incorporate the assets, liabilities, results and cash flow information of the operations of the company and its subsidiaries. Subsidiaries are those entities over whose financial and operating policies the group has the power to exercise control, so as to obtain benefits from their activities. The results of subsidiaries acquired or disposed of during the year are included from the effective date of acquisition until the effective date of disposal. Subsidiaries acquired are accounted for using the purchase method.

        The consolidated financial statements also incorporate the assets, liabilities, results and cash flow information of special purpose entities where the group controls the entity.

        At the date of acquisition, the assets and liabilities of the subsidiary are measured at their fair values. Goodwill is recognised when the cost of acquisition exceeds the fair value of the identified net assets. Negative goodwill is recognised if the cost of acquisition is less than the fair value of the net identified assets.

        Where required, the financial statements of subsidiaries are adjusted to bring the accounting policies in line with those used by the group.

        All significant intercompany profits, transactions and balances have been eliminated.

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

Cash and cash equivalents

        Cash and cash equivalents include highly liquid investments with insignificant interest rate risk and original maturities of three months or less. Similar investments with maturities beyond three months are considered short-term marketable securities.

Comparative figures

        Comparative figures have been regrouped or reclassified where necessary to give a more appropriate comparison as well as certain restatements related to a revised accounting policy are detailed in the relevant notes. Refer to note 3 for details of the impact the change in accounting policy has had on the previously stated net income and equity. Refer to the accounting policy on other income and expenses for details on the restatement of items previously disclosed as non-trading income or loss.

Discontinuing operations

        A discontinuing operation results from the sale or abandonment of an operation that represents a separate major line of business and of which the assets, net profit or loss and activities can be distinguished physically, operationally and for financial reporting purposes.

Dividends

        Dividends declared and accrued are included in the statement of changes in equity in the year in which they are declared. Taxation costs incurred on dividends are recognised in the year in which the dividend is declared.

Employee benefits

Post-employment benefits—pensions

        The policy of the group is to provide retirement benefits for its employees.

        The group's contributions to defined contribution plans in respect of service during a particular period are recognised as an expense in that period.

        The projected unit credit method is used in determining the present value of the defined benefit obligation and related current service cost. The current service cost in respect of defined benefit plans is recognised as an expense in the current period. Experience adjustments, the effects of changes in actuarial assumptions and plan amendments in respect of existing employees in defined benefit plans are recognised as an expense or income over the expected remaining working lives of those employees where the cumulative amount exceeds 10% of the greater of the fair value of the plan assets and the present value of the defined benefit obligation. Gains or losses on the curtailment or settlement of a defined benefit plan are recognised in the income statement when the group is demonstrably committed to the curtailment or settlement. Past service costs are recognised immediately to the extent that the benefits are already vested, and otherwise are amortised on a straight-line basis over the vesting period of those benefits. The effects of plan amendments in respect of retired employees in defined benefit plans are measured at the present value of the effect of the amendments and recognised as an expense or income. The amount recognised in the balance sheet represents the present value of the defined benefit obligation adjusted for unrecognised actuarial gains and losses and unrecognised past service costs, reduced by the fair value of the plan assets. Any resulting asset is limited to unrecognised actuarial losses and past service costs, plus the present value of available refunds and reductions in future contributions to the plan. To the extent that there is an uncertainty as to the entitlement to the surplus, no asset is recorded.

Post-employment benefits—medical

        The projected unit credit method is used in determining the present value of post-employment medical benefits. The estimated cost of retiree health care and life insurance benefit plans is accrued during the participants' actual service periods up to the dates they become eligible for full benefits. Experience adjustments, the effects of changes in actuarial assumptions and plan amendments in respect of existing employees are treated in a similar manner as described in the preceding paragraph.

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

Financial instruments

        Financial assets and financial liabilities are recognised on the balance sheet when the group becomes a party to the contractual provisions of the instrument.

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

        In relation to cash flow hedges and hedges of a net investment in a foreign entity which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders' equity and the ineffective portion is recognised against income. For cash flow hedges and hedges of a net investment in a foreign entity, the gains or losses which are recognised in shareholders' equity are transferred to income in the same period in which the hedged transaction affects income. Where the hedged transaction results in the recognition of an asset or a liability, then at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in shareholders' equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

        Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument is recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

        Derivatives embedded in other financial instruments or non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealised gains or losses reported in the income statement.

Fiscal year

        The group's financial years end on the Sunday closest to the last day of September. These financial years ended on 26 September 2004 ("year ended September 2004"), 28 September 2003 ("year ended September 2003") and 29 September 2002 ("year ended September 2002").

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

        Differences arising from the translation of the opening net investment at the rates ruling at balance sheet date and income and expenditure at average rates are taken directly to reserves. On disposal of the operation these translation differences are recognised as income or expenses in the period when the operation is disposed.

        Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

        The group used the following exchange rates for financial reporting purposes:

	Rate at
	September 2004	September 2003	September 2002	September 2001	September 2000
ZAR to one US$	6.4290	7.1288	10.5400	8.9386	7.2240
GBP to one US$	0.5550	0.6035	0.6427	0.6796	0.6869
EUR to one US$	0.8124	0.8715	1.0216	1.0909	1.1393
	Average annual rate
	September 2004	September 2003	September 2002	September 2001	September 2000
ZAR to one US$	6.6824	8.3300	10.5393	7.9574	6.5472
GBP to one US$	0.5598	0.6243	0.6800	0.6945	0.6371
EUR to one US$	0.8229	0.9256	1.0884	1.1293	1.0288

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

Inventories

        Inventories are valued at the lower of cost, determined on a first in first out ("FIFO") basis for finished goods and weighted average basis for raw materials, work-in-progress, consumable stores and spares, and net realisable value. All damaged or substandard materials and obsolete, redundant or slow moving inventories are written down to their estimated net realisable values.

        The cost of raw materials, consumable stores and spares is the delivered landed cost, while the cost of work in progress and finished goods includes both direct costs and production overheads.

        Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

Investment in associates

        An associate is an enterprise in which the group has a long-term investment in the equity capital and has the power to exercise significant influence over, but not control, the financial and operating policies of the enterprise.

        The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. The share of the associates' retained income is determined from their latest audited financial statements. The carrying amount of such investments is reduced to recognise any impairment in the value of individual investments. At the date of acquisition, the group's share of the assets and liabilities of the associate are measured at their fair values. Goodwill is recognised when the cost of acquisition exceeds the fair value of the identified net assets. Negative goodwill is recognised if the cost of acquisition is less than the fair value of the net identified assets.

        Where a group enterprise transacts with an associate of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

Leased assets

        Leases are classified as finance leases when substantially all risks and rewards of ownership are transferred to the lessee. Property, plant and equipment acquired under finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at the date of acquisition. The corresponding liability is disclosed as a capitalised lease liability. All other leases are classified as operating leases.

        Capitalised leased assets are depreciated on a straight-line basis over the lesser of the lease term and the effective useful life of the asset.

        Finance costs are accrued and expensed annually, based on the effective rate of interest applied consistently to the remaining balance of the liability and are included in the related liabilities. These liabilities are reduced as and when payments are made in terms of the agreements.

        Operating leases, mainly for the rental of premises and certain office equipment, are not capitalised and rentals are expensed on a straight-line basis over the lease term.

Offset

        Financial assets or liabilities are offset and disclosed on a net basis in the balance sheet when legal right of setoff exists and there is either an intention and ability to settle on a net basis or to realise the asset and settle the liability at the same time.

Other income or expenses

        The group's policy is to show separately, as other income or expenses, certain items that are of such size, nature or incidence that their separate disclosure is relevant to explain the group's performance. Previously these items, entitled non-trading income or loss, were excluded from operating profit. Circular 3/2004 issued by the South African Institute of Chartered Accountants requires the inclusion of these items. Consequently, operating profit has been restated to take these requirements into account. This resulted in a decrease in operating profit of US$27 million for the year ended Sept 2003 (Sept 2002: decrease of US$17 million).

	2003	2002
	(US$ million)
Operating profit—As previously reported	286	389
Effect of circular 3/2004	(27)	(17)
Effect of change in accounting policy—refer note 3	13	30

Operating profit—As restated	272	402

Plantations

        Plantations are stated at fair value. Fair value is determined using the present value method for immature timber and the standing value method for mature timber. All changes in fair value are recognised in income in the period in which they arise.

        The fair value of immature timber (softwood less than eight years and hardwood less than five years) is the discounted value of the expected delivered market price for estimated timber volumes less cost of delivery and estimated maintenance costs up to when the timber becomes usable by our own mills. The discount rate used is the applicable pre-tax weighted average cost of capital. The fair value of mature timber is based on the market price for estimated timber volumes less cost of delivery.

        Cost of delivery includes all costs associated with getting the harvested agricultural produce to the market, being harvesting, loading, transport and allocated fixed overheads.

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

        The gain or loss arising on the disposal or scrapping of an asset is recognised in the income statement and is the difference between the proceeds and the carrying value of the assets.

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

        Provisions for restructuring costs are recognised when the group has a detailed formal plan for the restructuring and a valid expectation exists by those affected that the restructuring will be carried out due to the starting of implementation of the plan or the announcement of the main features to those affected by the plan.

Revenue recognition

        Revenue is the net sales value of all products sold to third parties after the deduction of rebates, including trade discounts and customer returns (which generally relate to damaged goods, incorrect product specifications and quality issues) but excluding turnover-based taxes.

        Revenue is recognised when risks and rewards of ownership inherent to the goods have been transferred to the customer, costs can be measured reliably and receipt of the future economic benefits is probable. Transfers of risks and rewards vary depending on the individual terms of the contract of sale. For the majority of local and regional sales, transfer occurs at the point of offloading the shipment into the customer warehouse, whereas for the majority of export sales transfer occurs when the goods have been loaded onto the relevant carrier, unless the contract of sales specifies different delivery terms.

        Shipping and handling costs, such as freight to our customers' destinations, are included in cost of sales in the consolidated income statement. These costs, when included in the sales price charged for our products, are recognised in net sales.

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

Share repurchases

        Shares repurchased by the parent company are cancelled. Shares held by subsidiaries are treated as treasury shares and are presented as a reduction of equity. Gains or losses on disposals of treasury shares are accounted for directly in equity.

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

        Deferred taxation is provided for using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

        A deferred tax asset is recognised to the extent that there are sufficient taxable temporary differences or convincing other evidence that sufficient taxable profits will be available to realise the deferred tax asset. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

3.     CHANGES IN ACCOUNTING POLICIES

        During the year the group adopted the following new standard. Comparative figures have been restated accordingly.

Agriculture: AC 137

        This statement prescribes the accounting treatment for plantations. The effect of adopting this statement, is that silviculture and finance costs are no longer capitalised to plantations nor are plantations amortised to the income statements. Plantations are recorded at fair value in the balance sheet with the movements therein being recorded in the income statement. The comparative amounts have been appropriately restated.

        The effects of this change in accounting policy on shareholders' equity and net profits are as follows:

	Increase (decrease)
	2004			2003			2002 and prior years
	Gross	Taxation	Net	Gross	Taxation	Net	Gross	Taxation	Net
	(US$ million)
Shareholders' equity—As previously reported			1,958			1,601			1,503
Effect of change in accouting policy	(18)	5	(13)	(7)	3	(4)	(9)	3	(6)

Shareholders' equity—As restated			1,945			1,597			1,497
Net profit—As previously reported				169	(20)	149	298	(78)	220
Effect of change in accouting policy	66	(19)	47	(8)	2	(6)	2	(1)	1

Net profit—As restated				161	(18)	143	300	(79)	221

4.     COST OF SALES

        Included in cost of sales are the following items:

	2004	2003	2002
	(US$ million)
Delivery charges	427	363	296
Fair value adjustment (gains) loss on plantations
Changes in volumes
Fellings	55	42	26
Growth	(54)	(46)	(36)

	1	(4)	(10)
Change in fair value	(71)	4	(12)

	(70)	—	(22)

The above fair value adjustments have been partially offset by silviculture costs	39	30	22

5.     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	2004	2003	2002
	(US$ million)
Selling expenses	144	134	119
Administrative expenses	199	170	139
General expenses (income)	60	12	(11)

	403	316	247

6.     OTHER EXPENSES

	2004	2003	2002
	(US$ million)
Loss (profit) on sale and write-off of property, plant and equipment	4	(1)	3
Restructuring costs	—	(1)	(7)
Mill closure costs	—	(3)	9
Asset impairments*	—	32	4
Debenture redemption costs	—	—	10
Other	—	—	(2)

	4	27	17
Attributable tax	(1)	(11)	(7)

	3	16	10

*
September 2003: Includes related inventory.

7.     OPERATING PROFIT

	2004	2003	2002
	(US$ million)
Operating profit is arrived at after taking into account the items detailed below:
Leasing charges for premises	20	20	13
Leasing charges for plant and equipment on operating leases	45	42	39
Remuneration paid other than to bona fide employees of the company in respect of:	34	32	21
—technical services	14	13	6
—administration services	20	19	15
Auditors' remuneration:	8	6	6
—audit and related services	6	4	3
—tax services	2	2	3
Research and development costs	21	19	20
Employee costs	932	837	692
Amortisation	2	1	2

8.     TAXATION

	2004	2003	2002
	(US$ million)
Current taxation:
—Current year*	31	25	42
—Prior year under (over) provision	11	(28)	(2)
—Other company taxes	6	21	14
Deferred taxation: (refer note 13)
—Current year*	(36)	(54)	20
—Prior year	(30)	54	5
—Attributable to a reduction in the taxation rate	(2)	—	—

	(20)	18	79

Due to the utilisation of previously unrecognised taxation assets, the taxation expense for the year has been reduced by: *	27	51	24

Reconciliation of the taxation rate: *	%	%	%
South African statutory taxation rate	30.0	30.0	30.0
Foreign taxation rate differential in profit making jurisdictions	(11.1)	(11.7)	(4.9)

Average statutory taxation rate	18.9	18.3	25.1
Loss making jurisdictions	(42.8)	(7.1)	(2.6)
(Non-taxable income) non-deductible expenses	(1.7)	3.4	6.6
Effect of reduction in taxation rates	(3.5)	—	—
Deferred taxation asset not recognised	59.0	9.6	2.1
Utilisation of previously unrecognised taxation assets	(34.6)	(31.7)	(7.9)
Other taxes	3.5	2.4	1.9
Prior year (over) under provision	(25.1)	16.1	0.9

Average effective taxation rate	(26.3)	11.0	26.1

Unutilised credits in respect of Secondary Tax on Companies (STC)	306	300	203

No STC liability was provided on the dividends declared for the periods under review as the company has unutilised secondary taxation credits.

*
Comparative amounts have been reclassified between deferred tax and current tax.

9.     EARNINGS PER SHARE

Earnings per share (EPS)

        EPS is based on the group's net profit divided by the weighted average number of shares in issue during the year under review.

	2004			2003			2002
	Net profit	Shares	Per share	Net profit	Shares	Per share	Net profit	Shares	Per share
	(US$ million)	(millions)	(US cents)	(US$ million)	(millions)	(US cents)	(US$ million)	(millions)	(US cents)
Basic EPS	98	226.3	43	143	229.1	62	221	230.2	96
Share options under Sappi Limited Share Incentive Trust	—	1.9	—	—	2.4	—	—	3.2

Diluted EPS	98	228.2	43	143	231.5	62	221	233.4	95

        The diluted EPS calculations exclude the effect of certain share options granted under the Sappi share incentive scheme as they would be anti-dilutive.

        Anti-dilutive elements are excluded from diluted EPS. 0.9 million (September 2003: 0.5 million; September 2002: 2.1 million) number of share options and convertible guaranteed notes (September 2002 only) were not included in the weighted average number of shares as they would have been anti-dilutive for the periods presented.

10.   DIVIDENDS

	2004	2003	2002
	(US$ million)
Dividend No 80 paid on 12 January 2004: 29 US cents per share (2003: 28 US cents; 2002: 26 US cents), net of dividend attributable to treasury shares	66	65	60

On 8 November 2004, the directors declared a dividend (number 81) of 30 US cents per share to be paid to shareholders on 10 January 2005. This dividend was declared after year-end and was not included as a liability in these financial statements.

In compliance with the requirements of STRATE, the JSE Securities Exchange South Africa's electronic settlement system which is applicable to Sappi, the salient dates in respect of the dividend will be as follows:
Last day to trade to qualify for dividend	Friday, 31 December 2004
Date on which shares commence trading ex-dividend	Monday, 3 January 2005
Record date	Friday, 7 January 2005
Payment date	Monday, 10 January 2005

        There will not be any dematerialisation nor rematerialisation of Sappi Limited share certificates from 3 January to 7 January 2005, both days inclusive.

11.   PROPERTY, PLANT AND EQUIPMENT

	2004	2003
	(US$ million)
Land and buildings
At cost	1,267	1,180
Depreciation	589	520

	678	660

Plant and equipment
At cost	5,902	5,530
Depreciation	3,217	2,914

	2,685	2,616

Capitalised leased assets
Plant and equipment at cost	815	727
Depreciation	508	449

	307	278

Aggregate cost	7,984	7,437
Aggregate depreciation	4,314	3,883

Aggregate book value	3,670	3,554

        The movement on property, plant and equipment is reconciled as follows:

	2004
					2003
	Land and Buildings	Plant and Equipment	Capitalised leased assets
				Total	Total
	(US$ million)
Net book value at beginning of year	660	2,616	278	3,554	3,189
Additions	17	264	53	334	296
Interest capitalised	—	2	—	2	2
Disposals	(3)	(2)	—	(5)	(7)
Depreciation	(36)	(334)	(38)	(408)	(352)
Impairment (including Westbrook closure)	—	—	—	—	(22)
Translation difference	40	139	14	193	448

Net book value at end of year	678	2,685	307	3,670	3,554

        Details of land and buildings are available at the registered offices of the respective companies (refer note 29 for details of encumbrances).

12.   PLANTATIONS

	2004	2003
	(US$ million)
Value of plantations at beginning of year	450	298
Revaluation of plantations to fair value (effect of change in accounting policy)	(18)	(6)

Restated fair value of plantations at beginning of year (Refer to note 3)	432	292
Acquisitions	—	1
Gains arising from growth*	62	51
Gains (loss) arising from fair value changes	71	(4)
Harvesting—agriculture produce (fellings)	(55)	(42)
Fire and hazardous weather damages	(12)	(5)
Translation difference	50	139

Fair value of plantations at end of year	548	432

*
Includes transfers to inventory.

        Sappi manages the establishment, maintenance and harvesting of its plantations on a compartmentalised basis. These comprise pulpwood and sawlogs and are managed in such a way so as to ensure that the optimum fibre balance is supplied to its paper and pulping operations in southern Africa.

        Sappi manages approximately 542,000 (2003: 540,000) hectares of plantations, on which stand approximately 39,421,000 (2003: 39,518,000) tons of timber.

13.   DEFERRED TAXATION

	2004		2003
	Assets	Liabilities	Assets	Liabilities
	(US$ million)
Deferred Tax Liabilities
Current:
Other liabilities, accruals and prepayments	(66)	38	2	(60)
Inventory	(3)	(3)	—	(11)

Current deferred taxation (liability) asset	(69)	35	2	(71)

Non-current:
USA alternative minimum taxation credit carry forward	—	15	—	15
Taxation loss carry forward*	254	183	98	241
Accrued and other liabilities	7	44	16	42
Property, plant and equipment	(42)	(464)	(2)	(499)
Plantations	(13)	(154)	(10)	(119)
Other—assets	7	28	6	23
Other—liabilities	(8)	(140)	1	(119)

Non-current deferred taxation asset (liability)	205	(488)	109	(416)

Sub total	136	(453)	111	(487)
Valuation allowance*	(90)	—	(70)	—

Total deferred taxation asset (liability)	46	(453)	41	(487)

        Negative asset and liability positions reflect the impact of taxation assets and liabilities arising in different taxation jurisdictions, which cannot be netted against taxation assets and liabilities arising in other taxation jurisdictions.

        The recognised deferred taxation assets relate mostly to unused taxation losses. It is expected that there will be sufficient taxable profits in the future against which these losses can be recovered.

        The unrecognised deferred taxation assets relate to the following:

	2004	2003
	(US$ million)
Deductible temporary differences*	8	21
Taxation losses*	82	49

	90	70

*
Comparative amounts have been reclassified between deferred tax and current tax.

        The unrecognised taxation losses are split as follows by country of origin:

	2004	2003
	(US$ million)
Belgium*	16	—
United Kingdom	51	49
Southern Africa*	15	—
Austria*	—	—

	82	49

        The unrecognised taxation losses shown above do not have an expiration date as at September 2004.

        The following table shows the movement in the unrecognised deferred taxation assets for the year*

	2004	2003
	(US$ million)
Opening balance	(70)	(102)
Unrecognised deferred taxation assets (originating) utilised during the current year	(14)	39
Movement in foreign exchange rates	(6)	(7)

Closing balance	(90)	(70)

Reconciliation of deferred taxation
Deferred taxation balances at beginning of year
Deferred tax assets	41	6
Deferred tax liabilities*	(487)	(367)

	(446)	(361)
Deferred taxation release for the year*	66	—
Current:
Other liabilities, accruals and prepayments	6	(113)
Inventory	5	(11)
Non-current:
USA alternative minimum taxation credit carry forward	—	(21)
Taxation loss carryforward	100	111
Accrued and other liabilities	(10)	(13)
Property, plant and equipment	1	5
Plantations	(23)	—
Other—assets	(17)	(20)
Other—liabilities	(29)	1
Deferred taxation assets not recognised	33	61
Amounts charged directly to equity	8	1
Rate adjustment	2	—
Translation differences*	(37)	(86)

Deferred taxation balances at end of year	(407)	(446)
Deferred tax assets	46	41
Deferred tax liabilities*	(453)	(487)

*
Comparative amounts have been reclassified between deferred tax and current tax.

14.   OTHER NON-CURRENT ASSETS

	2004	2003
	(US$ million)
Patents	5	6
Goodwill	4	4
Loans to the Sappi Limited Share Incentive Trust participants	14	16
Unlisted and other investments (including equity accounted investments)(1) and other loans(2)	78	76
Post-employment benefits—pension asset (refer note 32)	74	46
Other	—	5

	175	153

Patents are recorded net of accumulated amortisation of	16	15

(1)
In 1998, Sappi's interests in timberlands located in Maine and certain equipment and machinery were sold to a third party timber company, Plum Creek, in exchange for cash of US$3 million and three promissory notes receivable in the aggregate amount of US$171 million. A special purpose entity, in which we indirectly hold 90% of the equity, acquired the notes receivable from the company in exchange for a note of US$156 million and an equity contribution. The special purpose entity repaid us the note of US$156 million, which it funded through the issue of notes payable to a consortium of institutional investors, pledging the Plum Creek notes as collateral. The qualifying special purpose entity is bankruptcy remote and serves to protect the investors in the notes from any credit risk relating to Sappi Limited by isolating cash flows from the Plum Creek notes receivable. The structure was set up to raise funding using the promissory notes as collateral in a manner that would not result in either debt or the Plum Creek notes being reflected on our balance sheet. This would not be the case if we monetised the promissory notes through an issuance of secured notes directly or by an entity that was required to be consolidated in our financial statements under the applicable accounting principles.

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

The entity is not consolidated in our financial statements because we have taken the position that it is controlled by an unrelated investor which has sufficient equity capital at risk to support such a position. Our investment of US$20 million (September 2003: US$21 million) in the entity is included in our financial statements on an equity-accounted basis. This is the maximum amount of our exposure to any possible loss and we have no funding commitments for the entity.

(2)
Unlisted investments and other loans are stated at cost which approximates directors' valuation

15.   INVENTORIES

	2004	2003
	(US$ million)
Raw materials	124	121
Work in progress	68	59
Finished goods	374	342
Consumable stores and spares	199	179

	765	701

        Included in the above are raw materials of US$15 million (September 2003: US$6 million), work in progress of US$18 million (September 2003: US$13 million), finished goods of US$98 million (September 2003: US$58 million) and consumable stores of US$28 million (September 2003:

US$23 million) which have been written down to net realisable value. An amount of US$2 million in respect of the finished goods inventory write-down for the prior year was reversed in the current year.

16.   TRADE AND OTHER RECEIVABLES

	2004	2003
	(US$ million)
Trade accounts receivable, gross	254	165
Allowance for doubtful debts	37	26

Trade accounts receivable, net	217	139
Prepayments and other receivables	106	143

	323	282

        Prepayments and other receivables primarily represent prepaid insurance, prepaid rent and other sundry receivables.

        Below is a discussion of Trade Receivables Securitisation programme:

        To improve our cash flows in a cost-effective manner, we sell between 86% and 90% of our eligible trade receivables on a non-recourse basis to special purpose entities ("SPEs") that are owned and controlled by third party financial institutions. These SPEs are funded in the Commercial Paper market. For the purpose of liquidity requirements, banks with a short-term (Standard & Poor's) S&P rating of at least A1 and a short-term Moody's rating of at least P-1 (and equivalent rating from any other rating agency, if any) provide a standby liquidity facility to meet these liquidity needs. In the event that such a bank is downgraded, a replacement bank with a rating of A1 needs to be appointed to ensure continuity of the securitisation programme. On some programmes, the downgraded bank can be required to deposit the unused portion of its commitment to avoid replacement. These SPEs are not limited to transactions with us but securitise assets on behalf of their sponsors for a diverse range of unrelated parties. We have a servicing agreement with the entities acquiring our receivables, acting as agent for the collection of cash and administration of the trade receivables sold.

        We retain some of the economic risk in the receivables we transfer to these entities via first tier loss provisions, which limits our loss exposure on the receivables to a predetermined amount. To this extent, the receivables remain on our balance sheet. As at September 2004 this amounted to US$53 million (September 2003: US$63 million). We have no obligation to repurchase any receivables which may default and do not guarantee the recoverability of any amounts over and above the first tier loss provisions mentioned above. The total amount of trade receivables sold at the end of September 2004 amounted to US$470 million (September 2003: US$450 million). Details of these securitisation programmes at the end of fiscal 2004 and 2003 are disclosed in the tables below.

        If these securitisation facilities were to be terminated, we would discontinue further sales of trade receivables and would not incur any losses in respect of receivables previously sold in excess of our first tier loss amounts. There are a number of events which may trigger termination of the facility, amongst others, an unacceptable amount of defaults; terms and conditions of the agreements not being met; or breaches of various credit insurance ratios (not applicable to all programs). The impact on liquidity varies according to the terms of the agreement; generally however, future trade receivables would be recorded on balance sheet until a replacement agreement was entered into.

        An allowance for doubtful debts has been recorded for any trade receivables which may be uncollectable.

        Details of these securitisation facilities at September are set out below:

Bank	Currency	Value	Facility	Discount charges
2004
ABN-Amro	US$	US$186 million	US$227 million	Linked to 1 month US$LIBOR
Creditanstalt	EUR	EUR108 million	EUR140 million	Linked to 3 month EURIBOR
State Street Bank	EUR	EUR68 million	EUR100 million	Linked to 1 month EURIBOR
State Street Bank	US$	US$68 million	US$100 million	Linked to 1 month LIBOR
2003
ABN-Amro	US$	US$175 million	US$205 million	Linked to 1 month US$LIBOR
Creditanstalt	EUR	EUR127 million	EUR140 million	Linked to 3 month EURIBOR
State Street Bank	EUR	EUR54 million	EUR100 million	Linked to 1 month EURIBOR
State Street Bank	US$	US$67 million	US$100 million	Linked to 1 month LIBOR

(Refer to note 35 for further details on credit risk.)

17.   ORDINARY SHARE CAPITAL AND SHARE PREMIUM

	2004	2003
	(US$ million)
Authorised share capital:
325,000,000 (September 2003: 325,000,000) shares of R1 each
Issued share capital:
239,071,892 (September 2003: 239,071,892) shares of R1 each	35	32
Share premium	836	761

	871	793

        Included in the issued ordinary shares above are 12,580,506 (September 2003: 12,228,791) shares held as treasury shares by group entities, including the Sappi Limited Share Incentive Trust (the "Trust"). These may be utilised to meet the requirements of the Trust.

        The movement in the number of treasury shares is set out in the table below:

	Number of shares
Treasury shares at beginning of year (including Trust shares)	12,228,791	8,894,437
Share buy-backs	966,317	4,204,999
Treasury shares issued to participants of the Trust	(614,602)	(870,645)

Treasury shares at end of year	12,580,506	12,228,791

        Under the authority granted at the annual general meeting of the company's shareholders held on 1 March 2004, the company's directors were authorised to issue the balance of unissued shares to such person or persons on such terms and conditions as they may determine. The authority expires at the next annual general meeting, unless renewed thereat.

        Sappi has a general authority to purchase its shares up to a maximum of 10% of the issued ordinary share capital in any one financial year. This is in terms of the annual general meeting of shareholders on 1 March 2004. The general authority is subject to the Listings Requirements of the JSE Securities Exchange South Africa and the Companies Act No. 61 of 1973 of South Africa, as amended.

        In terms of the rules of the Trust, the maximum number of shares which may be acquired by the Trust are calculated at 7.5% of Sappi Limited's entire issued ordinary share capital from time to time. At present the amount that can be allocated is 17,930,392 (September 2003: 17,930,392) shares. Since March 1994, 6,386,210 (September 2003: 8,803,544) shares have been allocated to participants and paid for and 9,006,757 (September 2003: 8,819,529) shares have been allocated to participants and not yet paid for. Shares allocated and accepted more than ten years ago are added back to the number of shares that the Trust may acquire.

        The net after tax loss on sale of treasury shares to participants written off against share premium for September 2004 was US$2 million (September 2003: minimal).

18.   NON-DISTRIBUTABLE RESERVES

	2004	2003
	(US$ million)
Reduction in capital arising from the transfer of share premium under a special resolution dated 14 April 1975	1	1
Capitalisation of distributable reserves	41	38
Legal reserves in subsidiaries	79	68
Foreign currency translation reserve	245	192

	366	299

        The amounts recorded as "Capitalisation of distributable reserves" and "Legal reserves in subsidiaries" represent equity of the company that is not available for distribution as a result of appropriations of equity by subsidiaries and legal requirements, respectively.

19.   INTEREST-BEARING BORROWINGS

	2004	2003
	(US$ million)
Secured borrowings
—Mortgage and pledge over certain assets (refer note 29 for details of encumbered assets)	182	212
—Capitalised lease liabilities (refer note 29 for details of encumbered assets)	110	78

Total secured borrowings	292	290
Unsecured borrowings	1,765	1,622

Total borrowings (refer note 35)	2,057	1,912
Less: Current portion included in current liabilities	364	170

	1,693	1,742

        The repayment profile of the interest-bearing borrowings is as follows:

	2004	2003
	(US$ million)
Payable in the year ended September:
2004	—	170
2005	364	243
2006	174	98
2007	56	45
2008	59	48
2009 (September 2003: Thereafter)	34	1,308
Thereafter	1,370	—

	2,057	1,912

Capitalised lease liabilities

        Capital (finance) leases are primarily for plant and equipment. Lease terms generally range from 5 to 10 years with options to make early settlements or renew at varying terms. At the time of entering into capital lease agreements, the commitments are recorded at their present value using applicable interest rates. As of September 2004, the aggregate amounts of minimum lease payments and the related imputed interest under capitalised lease contracts payable in each of the next five financial years and thereafter are as follows:

	2004			2003
	Minimum Lease Payments	Interest	Present value of minimum lease payments	Present value of minimum lease payments
	(US$ million)
Payable in the year ended September:
2004	—	—	—	32
2005	46	(10)	36	25
2006	35	(6)	29	19
2007	13	(4)	9	1
2008	14	(4)	10	1
2009	4	(3)	1	—
Thereafter	37	(12)	25	—

Total future minimum lease payments	149	(39)	110	78

        Set out below are details of the more significant non-current interest-bearing borrowings in the group at September 2004.

	Currency	Interest rate	Principal amount outstanding	Balance sheet value	Security	Expiry	Financial covenants
Redeemable bonds
Public bond	US$	Variable(6)	US$500 million	US$487 million(2,3,5)	Unsecured	June 2012	No financial covenants
Public bond	US$	Variable(6)	US$250 million	US$243 million(2,3,5)	Unsecured	June 2032	No financial covenants
Town of Skowhegan	US$	Variable(6)	US$35 million	US$35 million(5)	Land and Buildings	October 2015	No financial covenants
Town of Skowhegan	US$	Variable(6)	US$28 million	US$29 million(5)	Land and Buildings	November 2013	No financial covenants
Michigan Strategic Fund / City of Westbrook	US$	Variable(6)	US$44 million	US$46 million(5)	Land and Buildings	January 2022	No financial covenants
Capitalised leases
First National Bank	ZAR	Fixed	ZAR252 million	ZAR252 million(1)	Plant & Equipment	September 2006	No financial covenants
Standard Bank	ZAR	Fixed	ZAR196 million	ZAR196 million(1)	Plant & Equipment	September 2008	No financial covenants
Rand Merchant Bank	ZAR	Fixed	ZAR174 million	ZAR174 million(1)	Buildings	September 2015	No financial covenants
Sapned Trust	ZAR	Variable(6)	ZAR61 million	ZAR61 million(1)	Plant & Equipment	March 2005	No financial covenants

Unsecured bank term loans
Consortium of banks with agent Investec Bank	US$	Variable	US$44 million	US$44 million(1)	May 2006	Net finance cost cover and debt to total capitalisation ratio(4)
Österreichische Kontrollbank	EUR	Fixed	EUR140 million	EUR140 million(1,7)	December 2007	Net finance cost cover ratio and equity ratio(4)
Österreichische Kontrollbank	EUR	Fixed	EUR400 million	EUR396 million(5,7)	December 2010	Net finance cost cover ratio and equity ratio(4)
Österreichische Kontrollbank	EUR	Variable	EUR100 million	EUR100 million(5,7)	December 2004	Net finance cost cover ratio and equity ratio(4)
Commercial Paper	ZAR	Variable	ZAR490 million	ZAR490 million(8)	October 2004	No financial covenants
ABSA	ZAR	Variable	ZAR200 million	ZAR200 million(1)	October 2006	No financial covenants
Standard Bank	ZAR	Variable	ZAR200 million	ZAR200 million(1)	October 2006	No financial covenants
Standard Bank	ZAR	Fixed	ZAR190 million	ZAR190 million(1)	September 2009	No financial covenants
ABSA	ZAR	Fixed	ZAR168 million	ZAR168 million(1)	December 2005	Gearing ratio / interest cover(4)

(1)
The value outstanding equals the total facility available.

(2)
In terms of the agreement, limitations exist on liens, sale and leaseback transactions and mergers and consolidation. Sappi Limited must maintain a majority holding in Sappi Papier Holding GmbH Group.

(3)
Sappi Papier Holding GmbH, Sappi Limited or Sappi International SA may at any time redeem the June 2012 and 2032 public bonds ("Securities") in whole or in part at a redemption price equal to the greater of (i) 100% of the principal amount of the Securities to be redeemed and (ii) a make-whole amount based upon the present values of remaining payments at a rate based upon yields of specified US treasury securities plus 25 basis points, with respect to the 2012 Securities, and 30 basis points, with respect to the 2032 Securities, together with, in each case, accrued interest on the principal amount of the securities to be redeemed to the date of redemption.

(4)
The financial covenant relates to the subsidiary company which borrowed the funds.

(5)
The principal value of the loans / bonds corresponds to the amount of the facility, however, the outstanding amount has been adjusted by the discounts paid upfront and the fair value adjustments relating to hedge accounting.

(6)
Fixed rates have been swapped into variable rates. These swaps are subject to hedge accounting in order to reduce as far as possible the fair value exposure. Changes in fair value of the underlying debt which are attributable to changes in credit spread have been excluded from the hedging relationship.

(7)
A limitation exists on the disposal of assets. Dividend payments are limited to 40% of cumulative profits. Sappi Limited must maintain a majority holding in Sappi Papier Holding GmbH Group.

(8)
The facility of this unsecured loan is ZAR 1 billion.

        Sappi Limited's borrowings are done through three group entities, namely, Sappi Papier Holding GmbH, Sappi International SA and Sappi Manufacturing (Pty) Limited.

Other restrictions

        As is the norm for debt, a portion of the group financial indebtedness is subject to cross default provisions. Breaches in financial covenants that require minimum equity and total capitalisation levels in certain subsidiaries, if not corrected in time, might result in a default in group debt, and, in this case, a portion of Sappi's consolidated liabilities might eventually become payable on demand.

        At September 2004 and 2003, none of the bank covenant restrictions had been breached.

        Group companies must abide by certain financial ratios and covenants that require minimum equity and total capitalisation levels. As a consequence of the financial ratios and covenants, the proportionate share of restricted net assets in the consolidated subsidiaries as at September 2004 is US$1,990 million (2003: US$1,752 million).

Financial instruments and other loans

        The group also has financial instruments and other loans with various banks, expiry dates and security, in various currencies at fixed and variable interest rates for amounts totalling US$90 million.

Unused credit facilities

        Set out below is a synopsis of the unused credit facilities by geographic region at September. These facilities are at various banks in various currencies with various expiry dates. These available facilities are all unsecured.

Committed facilities

	Currency	Interest rate	2004	2003
			(US$ million)
Commercial Paper*	ZAR	Variable	31	—
Syndicated loan**	EUR	Variable	692	646

			723	646

*
Commercial paper program sponsered by Investec for a committed liquidity facility of ZAR200 million for each further issue. The remainder of the unutilised portion of the total ZAR1 billion facility has been included under uncommitted facilities disclosed below.

**
Syndicated loan with a consortium of banks with Citibank as agent with a total revolving facility available of EUR563 million, which are subject to net finance cost cover and debt to total capitalisation ratio financial covenants. The facility expires in July 2006.

Uncommitted facilities

Geographic region	Currency	Interest rate	2004	2003
			(US$ million)
Southern Africa	ZAR	Variable	252	179
Europe	EUR	Variable	200	198
	USD	Variable	95	95
Asia	USD	Variable	5	—

			552	472

20.   OTHER NON-CURRENT LIABILITIES

	2004	2003
	(US$ million)
Post-employment benefits—pension obligations (refer note 32)	142	108
Post-retirement benefits other than pension obligations (refer note 33)	106	93
Workmen's compensation	3	5
Restructuring provisions (refer note 21)	3	3
Fair value of derivative instruments	17	27
Long service awards	14	14
Other	32	32

	317	282

21.   PROVISIONS

        Summary of provisions:

	2004	2003
	(US$ million)
Other provisions
Balance at beginning of year	16	20
Increase in provisions	2	—
Released during the year	(1)	—
Transfer to accruals	—	(5)
Translation effect	1	1

Balance at end of year	18	16
Restructuring provisions	7	8
Purchase accounting provisions (refer note 28)	1	3

	26	27

        Other provisions primarily represent provisions for environmental costs of US$5 million (September 2003: US$4 million) and other sundry provisions of US$13 million (September 2003: US$12 million).

Restructuring provisions	Severance, retrenchment & related costs	Lease cancel & penalty cost	Other restructuring	Total restructuring
	(US$ million)
Balance at September 2002	5	4	13	22
Increase in provisions	—	—	4	4
Utilised	(2)	(2)	(3)	(7)
Released during the year	(2)	(3)	(6)	(11)
Transfer from receivables	1	1	—	2
Translation effect	—	—	1	1

Balance at September 2003	2	—	9	11
Increase in provisions	20	3	3	26
Utilised	(17)	(2)	(6)	(25)
Released during the year	(1)	—	(2)	(3)
Translation effect	—	—	1	1

Balance at September 2004	4	1	5	10

	2004	2003
	(US$ million)
Included in other non-current liabilities (refer note 20)	3	3
Included in provisions	7	8

Total restructuring provisions	10	11

September 2004 Restructuring Plans

Sappi Fine Paper North America

        Westbrook Mill In November 2003, Sappi Fine Paper North America announced the shutdown of one of its coated paper machines at Westbrook Mill. This restructuring plan was expected to affect 145 people. As at September 2004, all 145 employees had been affected by this plan. The severance, retrenchment and related costs provision was increased by US$7 million and the lease cancellation and penalty cost provision was increased by US$1 million during the year. An amount of US$6 million relating to the severance, retrenchment and related costs was utilised and US$1 million was utilised to provide for lease cancellation and penalty costs during the year. As a result, the balance remaining in respect of the severance and related costs provision amounted to US$1 million as at September 2004.

        Regional head office:    During the year the severance, retrenchment and related costs provision was increased by US$4 million and an amount of US$2 million of this provision was utilised during this period. This plan was expected to affect 85 people. As at September 2004, 69 people had already been affected by this plan. As at September 2004, the balance remaining on this provision amounted to US$2 million.

        Cloquet Mill:    During the financial year ended September 2002, Sappi Fine Paper North America acquired the coated fine paper business from Potlatch Corporation. In addition to the restructuring plan discussed under Purchase Accounting provision (refer to note 28), a further restructuring plan affecting Cloquet mill was embarked on. This plan was expected to affect 8 people at the beginning of the year but this was revised to 5 people during the year. All 5 people had been affected by September 2004. An amount of US$1 million was utilised during the year to provide for severance, retrenchment and other related costs. This provision was fully utilised during the year bringing the balance remaining on this provision to nil.

Sappi Fine Paper Europe

        Austria:    The Gratkorn mill restructuring plan was completed during June 2004 in the current year. The remaining balance of US$1 million was released during the year.

        Netherlands.    The plan introduced during the previous year for the reduction in fixed costs in the Netherlands continued in the current year. The total number of employees affected by this plan was changed from 25 to 33 people and 30 people were affected by this plan during the current year. The provision was increased by US$1 million as a result of the additional 8 employees added to the plan. An amount of US$1 million of the provision was released because some employees were no longer eligible for benefits under the plan and partly because of changes in government directives relating to these types of redundancy payments. The estimated completion date has subsequently been revised from July 2004 to September 2008.

        During the current year a plan was introduced to merge certain departments that could benefit from shared services. The total number of people expected to be affected by this plan was 41 and by September 2004, a total of 12 people had already been affected by this plan. A provision of US$2 million was made of which US$1 million was utilised for severance payments. A portion of the provision was released during the year due to changes in the government directive mentioned previously. The provision was increased by US$1 million for other restructuring costs. The estimated completion date for the plan is September 2005. The balance remaining on these provisions at year-end amounted to US$4 million.

        Belgium.    The restructuring plans in place from last year were continued in the current year. The expected completion dates for the plans are 2014 and 2009 respectively. The provision was increased as a result of changes in estimates. The total number of people anticipated to be affected by the plan was 105 people of which 72 have been affected by year-end. An amount of US$1 million was utilised during the current year to supplement employee benefits until they reach normal retirement age. At year-end the balance remaining on these provisions amounted to US$2 million.

        Germany:    The Alfeld mill in Germany has a restructuring plan in place for the reduction of employees in the administration area. The total number of employees expected to be affected by this plan was 10 people and by year-end, 7 people had already been affected during the current year. This plan was expected to be completed by 2007.

        United Kingdom—Wolvercote.    The closure and termination of a lease agreement over the premises in Wolvercote was finalised during the current year. During the year US$1 million was released. The remaining balance of US$4 million was utilised during the year.

        Fine Paper London Office closure:    During November 2003 it was announced that the Fine Paper London office would be closed in the current year. The total number of employees affected by this closure was 8 people. A provision of US$6 million was made for the closure. During the current year an amount of US$3 million was utilised for severance, retrenchment and other costs. US$2 million was utilised to provide for other restructuring and lease cancellation costs. At year-end, the balance remaining on the provision was US$1 million and this provision will be utilised to provide for future lease cancellation and penalty costs.

Forest Products

        During the year Forest Products implemented a restructuring plan to reduce costs. The total number of employees expected to be affected by this plan was 211. At the end of September 2004, all 211 employees had been affected by the plan. The provision was increased by US$4 million during the year. The provision of US$4 million was utilised in full during the year.

September 2003 Restructuring Plans

Sappi Fine Paper North America

        Cloquet mill.    During the financial year ended September 2002, Sappi Fine Paper North America acquired the coated fine paper business from Potlatch Corporation. In addition to the restructuring plan discussed under Purchase Accounting provision (refer to note 28), a further restructuring plan affecting the Cloquet mill, which was expected to affect 67 people, was embarked on. (This restructuring plan affected other Sappi employees in addition to those previously employed by Potlatch.) At the end of the prior year 28 people had been affected by this plan. During the year cash payments of US$1 million were made relating to severance and other lease cancellation costs. In addition, the estimates for severance and related costs were revised. This relates primarily to employees who voluntarily terminated their employment prior to their expected separation date under the plan. The total number of individuals impacted by this severance programme was reduced to 43 people as a result. A further result of this, was a release of US$2 million of the provision during the year, bringing the closing balance at September 2003 to US$1 million. As at September 2003, 35 people's employment contracts have been terminated.

        Mobile mill.    During fiscal year 2003, Sappi Fine Paper North America made cash payments of US$1 million for severance and other exit related costs. In addition, the company revised its estimates regarding contractual obligations for mill support services and other exit related costs and released US$3 million of the provision no longer required. As of September 2003, Sappi Fine Paper North America has completed its severance obligations to affected employees and all other costs relating to the closure of the Mobile Mill and exit of the uncoated fine paper business.

Sappi Fine Paper Europe

        Austria.    The programmes were started at the Gratkorn mill, in previous years, to realise cost savings continued in the current year. It was originally anticipated that 538 employees would be affected by the restructuring. This has now been revised to 534, of which all employees have been affected. During the current financial year a further US$1 million was released as a result of severance benefits which have expired according to the agreement. The balance at September 2003 was US$1 million. This is expected to be utilised in full during the year ended September 2004.

        Netherlands.    The programme that was started to reskill certain employees at the Maastricht mill for alternative employment during the prior year was completed in the current year. The total number of employees affected by this plan were 40. The provision of US$1 million at the beginning of the year was utilised during the current year. The Netherlands had a further plan in place to reduce fixed costs at their mills, which was also completed during the year. The number of employees affected were 150. The provision balance of US$2 million at the beginning of the year was released during the current year. During the current year, the Netherlands introduced a second plan for the reduction of fixed costs. The total number of employees to be effected by this plan are 25 of which none had been affected by year-end. The programme is expected to be completed in July 2004. The provision balance at year-end amounts to US$2 million.

        Belgium.    Belgium has two restructuring plans in place. The first relates to the retirement of employees according to a collective labour agreement. The total number of employees affected by this plan were 29. No further employees will be affected. The balance of this provision at year-end of US$1 million is to be utilised for supplementing the benefits of the 29 employees already retired. The second restructuring plan's aim is to reduce fixed costs. The total number of employees already affected by this plan is 85. The remaining balance at year-end of US$2 million is to be utilised as supplementation on their government benefit until they reach retirement age.

        United Kingdom—Wolvercote.    Sappi is currently negotiating the termination of a lease agreement over premises in Wolvercote. The provision balance at year-end of US$3 million is expected to cover the termination costs. The termination was expected to be completed in 2004. US$2 million was released from the provision during the year.

22.   CASH GENERATED FROM OPERATIONS

	2004	2003	2002
	(US$ million)
Profit before taxation per income statement	78	161	300
Adjustment for:
—Depreciation	408	352	310
—Fellings	55	42	26
—Net finance costs	110	111	102
—Other asset impairments and machine and mill closure costs	—	32	4
—Fair value adjustment gains on plantations	(125)	(42)	(50)
—Other non-cash items	75	(11)	30

	601	645	722

23.   INCREASE IN WORKING CAPITAL

	2004	2003	2002
	(US$ million)
(Increase) decrease in inventories	(27)	(93)	47
(Increase) decrease in receivables	(38)	(12)	(49)
Increase (decrease) in payables	15	26	(40)

	(50)	(79)	(42)

24.   FINANCE COST PAID

	2004	2003	2002
	(US$ million)
Gross interest and other finance costs	(133)	(150)	(119)
Net foreign exchange gains	5	1	4
Net (gain) loss on marking to market of financial instruments	(11)	6	(11)
Non-cash movements included in items above	3	—	—

	(136)	(143)	(126)

25.   TAXATION (PAID) RECEIVED

	2004	2003	2002
	(US$ million)
Amounts unpaid at beginning of year*	(111)	(41)	(78)
Translation effects*	(9)	(22)	2
Amounts charged to the income statement	(48)	(18)	(54)
Reversal of non-cash movements	1	3	—
Amounts unpaid at end of year*	136	111	41

Cash amounts (paid) received	(31)	33	(89)

*
Comparative amounts have been reclassified between deferred tax and current tax.

26.   REPLACEMENT OF NON-CURRENT ASSETS

	2004	2003	2002
	(US$ million)
Property, plant and equipment	(219)	(164)	(85)
Plantations	—	(1)	(3)

	(219)	(165)	(88)

27.   PROCEEDS ON DISPOSAL OF NON-CURRENT ASSETS

	2004	2003	2002
	(US$ million)
Book value of property, plant and equipment disposed of	5	7	6
(Loss) profit on disposal	(3)	1	(3)

	2	8	3

28.   ACQUISITION OF NET ASSETS

        During May 2002 the group acquired the net assets of the Potlatch fine paper division for a cash consideration of US$483 million. This transaction has been accounted for by the purchase method of accounting.

	2004	2003	2002
	(US$ million)
Fair value of net assets acquired:
—Property, plant and equipment	—	(2)	437
—Inventories	—	—	59
—Trade and other receivables	—	—	32
—Trade and other payables	—	—	(31)
—Provisions	—	2	(12)
—Other non-current liabilities	—	—	(2)

Total consideration	—	—	483

        During fiscal year 2003, Sappi Fine Paper North America recorded the adjustment shown above to the fair value assigned to assets and liabilities acquired.

Purchase Accounting Provisions

        Summary of provisions taken on at acquisition and subsequent movements:

	Restructuring
	Severance & related costs	Lease cancel & penalty cost	Total provisions
	(US$ million)
Balance at September 2002	6	2	8
Utilised	(1)	(2)	(3)
Transfer to property, plant and equipment	(2)	—	(2)

Balance at September 2003	3	—	3
Utilised	(2)	—	(2)

Balance at September 2004	1	—	1

September 2004

Sappi Fine Paper North America

        Cloquet Mill.    During the current year, Sappi Fine Paper North America made cash payments and revised its estimates for severance and related costs to US $2 million. As at September 2004, 90 employees had been affected by this plan.

September 2003

Sappi Fine Paper North America

        Cloquet Mill.    During the financial year ended September 2002, Sappi Fine Paper North America acquired the coated fine paper business from Potlatch Corporation. The restructuring of the mill was expected to affect 116 people of whom 67 were affected at the end of the prior year, this has subsequently been adjusted to 60. (This plan affected only people previously employed by Potlatch Corporation.) During the current year, Sappi Fine Paper North America made cash payments of $3 million for severance and other lease cancellation costs. In addition, the company revised its estimates for severance and related costs primarily for employees who voluntarily terminated their employment prior to their expected separation date under the plan, reducing the total number of individuals impacted by this severance programme to 97. As of September 2003, 78 people have been affected.

29.   ENCUMBERED ASSETS

        Suspensive sale agreements are instalment sale agreements which the group has entered into in respect of certain property, plant and equipment and the assets purchased are encumbered as security for the outstanding liability until such time as the liability is discharged.

        In addition, the group uses a substantial portion of the plant and machinery at its Cloquet mill in terms of a capitalised lease. The group has the right to acquire full ownership of these assets at the end of the lease term at the fair market value. Early termination of the lease may occur under three different scenarios; namely, under Scenario A payment would be made by Sappi as a result of the following events: voluntary early termination, termination due to default and total loss of plant and equipment without substitution; under Scenario B payment would be made by Sappi as a result of changes in statute rendering the agreement illegal or unenforceable; and under Scenario C the lease naturally expires or early termination is triggered by the lessor. As at September 2004 the termination value of this lease is approximately US$13 million (September 2003: US$14 million).

        The book values of assets which are mortgaged, hypothecated or subject to a pledge as security for borrowings, subject to third party ownership in terms of capitalised leases or suspensive sale agreements are as follows:

	2004	2003
	(US$ million)
Land and buildings	166	131
Plant and equipment	583	528

	749	659

30.   COMMITMENTS

	2004	2003
	(US$ million)
Capital commitments
Contracted but not provided	76	86
Approved but not contracted	198	193

	274	279

        The capital expenditure will be financed by funds generated by the business, existing cash resources and borrowing facilities available to the group.

Revenue commitments

        Future minimum obligations under operating leases:

	2004	2003
	(US$ million)
Payable in the year ended September:
2004	—	60
2005	56	50
2006	48	44
2007	41	37
2008	34	32
2009 (September 2003: Thereafter)	21	123
Thereafter	71	—

	271	346

        Future minimum obligations under operating leases include the following two significant arrangements:

        Sale and Lease Back of the Somerset Paper Machine.    In 1997 we sold one of our paper machines at our Somerset mill for US$150 million and entered into a leaseback arrangement. This transaction diversified our sources of funding and provides a longer-term horizon to our repayment profile. We have taken the position the leaseback is an operating lease under the applicable accounting principles. The lease term expires after 15 years, and we have an option to either return the paper machine; renew the lease for at least 2 years, but for no longer than 80% of its remaining useful life; or repurchase it at its fair market value at the end of the lease term. An option exists to repurchase the paper machine at an earlier date of 29 January 2008 for the original purchase price multiplied by a factor of 50.10%. To exercise the option, we must provide notice of between 180 and 360 days prior to the early buyout date. There is no right of refusal associated with the early buyout option. The future minimum obligations under this lease are included in the amounts presented above.

        Westbrook Cogeneration Agreement.    In 1982 a cogeneration facility was installed adjacent to our Westbrook mill at a cost of US$86 million, to supply steam and electricity to the mill on a take-or-pay basis. We have taken the position that this is an operating lease. An unrelated investor owns the facility. The agreement expires in 2008 and we have an option to purchase the facility at the end of the basic term or any renewal term, at its fair market value at that time. We also have a right of first refusal to buy the facility should the owner elect to sell it. The future minimum obligations under this arrangement are included in the amounts presented above.

31.   CONTINGENT LIABILITIES

	2004	2003
	(US$ million)
Guarantees and suretyships	68	47
Other contingent liabilities	15	24

        The group is involved in various lawsuits and administrative proceedings. The relief sought in such lawsuits and proceedings includes injunctions, damages and penalties. Although the final results in these suits and proceedings cannot be predicted with certainty, it is the present opinion of management, after consulting with legal counsel, that they are not expected to have a material effect on the group's consolidated financial position, results of operations or cash flows.

        Other contingent liabilities mainly relate to taxation queries to which certain group companies are subject. The reduction in other contingent liabilities reflects management's revised estimate of reasonably possible losses which could arise from taxation queries to which certain group companies are subject. These could give rise to additional taxation costs. Management does not currently expect further material costs to arise.

32.   POST-EMPLOYMENT BENEFITS—PENSIONS

Defined contribution plans

        The group operates a number of defined contribution retirement benefit plans covering all qualifying employees. The assets of the schemes are held separately from those of the group in funds under the control of trustees.

        The total cost charged to income of US$13 million (September 2003: US$11 million; September 2002: US$4 million) represents contributions payable to these schemes by the group based on the rates specified in the rules of these schemes. As at September 2004 and September 2003 no contributions were due in respect of the current reporting period that had not yet been paid over to the schemes.

Defined benefit plans

        The group operates a number of defined benefit pension schemes covering full-time permanent employees. Such plans have been established in accordance with applicable legal requirements, customs and existing circumstances in each country. Benefits are generally based upon compensation and years of service. With the exception of our German and Austrian operations, the assets of these schemes are held in separate trustee administered funds which are subject to varying statutory requirements in the particular countries concerned. In terms of these requirements, periodic actuarial valuations of these funds are performed by independent actuaries. Sappi Papier Holding AG holds bonds, which are restricted, to the value of US$13 million to cover the pension obligations of Sappi Austria. The German and Austrian plans are wholly unfunded. As at September 2004, the present value of the defined benefit obligation of the German plan was US$59 million (September 2003: US$53 million) and the Austrian plan was US$57 million (September 2003: US$53 million). The expected contributions for 2005 are US$63 million.

        Actuarial valuations of the European and North American funds are performed annually. An actuarial review is performed annually for the South African and United Kingdom funds, with an actuarial valuation being performed on a tri-annual basis.

        Group companies have no other significant post-employment benefit liabilities except for the health care benefits provided to persons in the United States and in South Africa (refer note 33).

        The following table, based on 26 September 2004 valuations estimates, summarises the funded status and amounts recognised in the group's financial statements for defined benefit plans for the group's operations.

        The United Kingdom, Europe and United States pension obligations were measured at the end of September as well as the North American plan assets. The South African pension obligation and plan assets of South Africa, Europe and United Kingdom were measured at the end of August and projected to September. There were no material changes or other changes in circumstances up to balance sheet date.

	2004				2003
	Accumulated benefits exceed assets				Accumulated benefits exceed assets
	Southern Africa	United Kingdom	Europe	United States	Southern Africa	United Kingdom	Europe	United States
	(US$ million)
Change in benefit obligation
Benefit obligations at beginning of year	237	166	490	381	147	148	373	329
Current service cost	14	2	13	11	11	2	11	10
Past service cost	1	—	(11)	4	—	(3)	—	—
Fund administration costs	—	—	—	—	—	1	—	—
Interest cost	24	9	25	22	22	8	23	21
Plan participants' contribution	—	1	1	—	—	1	—	—
Amendments	—	—	—	—	(3)	—	—	—
Actuarial (gain) loss	1	(9)	29	11	2	5	33	37
Loss on curtailment and settlement	—	—	—	3	—	—	—	—
Benefits paid	(33)	(6)	(24)	(18)	(16)	(6)	(17)	(16)
Translation difference	25	15	36	—	74	10	67	—

Benefit obligation at end of year	269	178	559	414	237	166	490	381

Accumulated benefit obligation at the end of year	281	178	522	372	238	166	454	350
Change in plan assets
Fair value of assets at beginning of year	221	127	356	237	161	112	276	198
Expected return on plan assets	22	7	20	20	26	7	20	18
Actuarial gain (loss) on plan assets	10	4	6	7	(34)	2	(6)	18
Acquisition	—	—	—	—	—	—	—	—
Employer contribution	6	5	33	10	5	4	32	19
Plan participants' contribution	4	1	1	—	3	1	—	—
Benefits paid	(33)	(6)	(19)	(18)	(16)	(6)	(13)	(16)
Gain on curtailment and settlements	—	—	—	(1)	—	—	—	—
Translation difference	24	12	25	—	76	7	47	—

Fair value of assets at end of year	254	150	422	255	221	127	356	237

Funded status
(Unfunded) funded status	(15)	(28)	(137)	(159)	(16)	(39)	(134)	(144)
Unrecognised net actuarial loss(1)	35	45	88	105	41	57	61	106
Unrecognised past service cost(1)	—	—	(7)	5	—	—	—	4
Asset not recognised	(25)	—	—	—	(27)	—	—	—
Unrecognised transitional liability	2	—	—	—	—	—	—	—

Net (accrued) prepaid post-retirement cost	(3)	17	(56)	(49)	(2)	18	(73)	(34)

Net pension obligation				(91)				(91)

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

        Refer to note 40 "Summary of differences between South African and United States Generally Accepted Accounting Principles" for further discussion on the pension obligations.

	2004				2003				2002
	Southern Africa	United Kingdom	Europe	United States	Southern Africa	United Kingdom	Europe	United States	Southern Africa	United Kingdom	Europe	United States
	(US$ million)
Net periodic pension cost
Current service cost	10	2	13	11	8	2	11	10	7	3	9	6
Past service cost	1	—	(4)	1	(3)	(3)	—	—	—	—	—	—
Fund administration costs	—	—	—	—	—	1	—	—	—	—	—	—
Interest cost	24	9	25	22	22	8	23	21	16	7	19	17
Expected return on plan assets	(22)	(7)	(20)	(20)	(26)	(7)	(20)	(18)	(19)	(8)	(15)	(18)
Amortisation of past service cost	1	—	—	1	1	—	—	1	2	—	—	—
Recognised net actuarial loss	1	4	(1)	4	1	3	1	5	—	1	1	—
Loss on curtailment and settlement	—	—	—	6	—	—	—	—	—	—	—	—

Net pension cost charged to cost of sales and selling, general and administrative expenses	15	8	13	25	3	4	15	19	6	3	14	5

        The actual return on plan assets was US$96 million (September 2003: US$51 million).

	2004				2003
	Southern Africa	United Kingdom	Europe	United States	Southern Africa	United Kingdom	Europe	United States
Actuarial assumptions at balance sheet date:
Discount rate (%)	9.00	5.50	4.63	5.65	9.50	5.25	4.97	5.85
Compensation increase (%)	6.00	4.00	3.14	3.75	7.00	4.00	3.10	4.00
Expected long-term return on assets (%)	10.18	5.50	5.20	8.50	10.00	6.00	5.50	8.50
	Southern Africa	United Kingdom	Europe	United States	Southern Africa	United Kingdom	Europe	United States
Actuarial assumptions used to determine pension expense:
Discount rate (%)	9.50	5.25	4.97	5.85	11.50	5.50	5.75	6.51
Compensation increase (%)	7.00	4.00	3.10	4.00	9.00	4.00	2.97	4.00
Expected long-term return on assets (%)	10.00	6.00	5.50	8.50	12.50	6.25	5.52	9.00
	2004	2003
	(US$ million)
Reconciliation to balance sheet
Prepaid pension costs—(refer note 14)	(74)	(46)
Pension obligations—Europe and North America (refer note 20)	142	108
Pension obligations—Europe and North America (included in other creditors)	23	29

Net pension obligation included in the balance sheet	91	91

        In determining the expected long term return assumption on plan assets, Sappi considers the relative weighting of plan assets to various asset classes, the historical performance of total plan assets and individual asset classes and economic and other indicators of future performance. Peer data and historical returns are reviewed to check for reasonableness and appropriateness. In addition, Sappi may consult with and consider the opinions of financial and other professionals in developing appropriate return benchmarks.

        Plan fiduciaries set investment policies and strategies for the local trusts. Long-term strategic investment objectives include preserving the funded status of the trust and balancing risk and return while keeping in mind the regulatory environment in each region. The plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and rebalancing assets periodically. Target vs. actual weighted average allocations (by region) are set out below:

	2004				2003
	Southern Africa	United Kingdom	Europe	United States	Southern Africa	United Kingdom	Europe	United States
Target asset allocation by Region
Equity	40-55%	35.0%	15.0%	58.5%	40-55%	35.0%	15.0%	60.0%
Debt Securities	15-30%	59.0%	80.0%	26.5%	15-30%	59.0%	80.0%	30.0%
Real Estate	0.0%	6.0%	0.0%	0.0%	0.0%	6.0%	0.0%	0.0%
Other	5-20%	0.0%	5.0%	15.0%	5-20%	0.0%	5.0%	10.0%
	2004				2003
	Southern Africa	United Kingdom	Europe	United States	Southern Africa	United Kingdom	Europe	United States
Actual asset allocation by Region
Equity	57.7%	41.0%	14.5%	58.8%	51.0%	39.0%	15.0%	61.9%
Fixed Income	25.3%	50.0%	80.9%	26.8%	24.3%	53.0%	80.0%	31.1%
Real Estate	0.0%	7.0%	0.0%	0.0%	0.0%	6.0%	0.0%	0.0%
Other	17.0%	2.0%	4.6%	14.4%	24.7%	2.0%	5.0%	7.0%

        The Company plans to meet all required contributions for pension plans in 2005—totalling an expected US$64 million. Expected benefit payments for pension benefits are as follows

	2004
	Southern Africa	United Kingdom	Europe	United States
	(US$ million)
Payable in the year ending September:
2005	11	6	25	22
2006	11	7	28	20
2007	11	7	29	21
2008	12	7	31	21
2009	12	7	32	22
Years 2010 - 2014	69	38	175	120

33.   POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

        The group sponsors defined benefit post-retirement plans that provide certain health care and life insurance benefits to eligible retired employees of the United States and South African operations. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of service. The expected employer contribution for 2005 is US$16 million.

        Actuarial valuations of all the plans are performed annually.

        The United States post-employment obligation was measured at the end of September 2004. The South African post-employment obligation was measured at the end of June 2004; no material movements occurred between this date and September in the assumptions used to determine the liability.

        The following schedule provides the plans' funded status and obligations for the group.

	2004		2003
	South Africa	United States	South Africa	United States
	(US$ million)
Change in benefit obligation
Benefit obligation at beginning of year	53	102	31	104
Current service cost	1	3	1	3
Past service cost	—	(1)	—	—
Interest cost	5	6	5	6
Plan amendments	—	—	—	(14)
Actuarial loss	—	4	2	9
Loss on curtailment and settlements	—	4	—	—
Benefits paid	(3)	(7)	(2)	(6)
Translation difference	5	—	16	—

Benefit obligation at end of year	61	111	53	102

Funded status
Unfunded status	(61)	(111)	(53)	(102)
Unrecognised net actuarial loss(1)	10	40	10	39
Unrecognised past service cost	—	(5)	—	(4)

Net accrued post-retirement cost	(51)	(76)	(43)	(67)

Net post-retirement benefit obligation		(127)		(110)

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

	2004		2003		2002
	South Africa	United States	South Africa	United States	South Africa	United States
	(US$ million)
Net periodic post-retirement benefit cost
Current service cost	1	3	1	3	1	2
Past service cost	—	—	—	(10)	—	—
Interest cost	5	6	5	6	3	6
Amortisation of past service cost	—	(1)	—	—	—	—
Recognised net actuarial loss	—	2	—	1	—	1
Loss on curtailments & settlements	—	6	—	—	—	—

Net pension cost charged to cost of sales and selling, general and administrative expenses	6	16	6	—	4	9

	2004		2003
	South Africa	United States	South Africa	United States
Actuarial assumptions at balance sheet date:
Discount rate (%)	9.00	5.65	9.50	5.85
Health care cost trend rates (%)	6.50	10.00	7.50	10.00
which gradually reduce to an ultimate rate of (%)	6.50	5.00	7.50	5.00
over a period of (years)	—	5	—	5
	2004		2003
	South Africa	United States	South Africa	United States
Actuarial assumptions used to determine net periodic benefit cost:
Discount rate (%)	9.50	5.85	11.50	6.51
Health care cost trend rates (%)	7.50	10.00	10.00	10.00

        The health care cost trend rates assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation (APBO) as of September 2004 by US$13 million (September 2003: US$11 million) and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the year then ended by US$2 million (September 2003: US$2 million).

	2004	2003
	(US$ million)
Reconciliation to balance sheet
Post-retirement benefits other than pension (refer note 20)	106	93
Post-retirement benefits other than pension (included in other creditors)	21	17

Net pension obligation included in the balance sheet	127	110

        The Company plans to meet all required contributions for pension plans in 2005—totalling an expected US$12 million. Expected benefit payments for pension benefits are as follows:

(US$ million)
Payable in the year ending September:
2005	12
2006	12
2007	12
2008	13
2009	14
2010 to 2015	72

135

34.   EQUITY COMPENSATION BENEFITS

The Sappi Limited Share Incentive Trust

        The Annual General Meeting of Shareholders held on 2 March 2000 (the "General Meeting"), approved an amendment to the first limit, increasing the aggregate number of shares that may be issued under the Trust to a number corresponding to 7.5% of the issued ordinary share capital of Sappi Limited from time to time.

        Under the rules of the Trust, participants may be offered the opportunity to acquire ordinary shares ("Trust shares"). This entails that Trust shares are sold by the Trust to participants on the basis that ownership thereof passes to the participant on conclusion of the contract but the purchase price is not payable immediately. Trust shares are registered in the name of the participants and will be pledged in favour of the Trust as security of payment for payment of debt. Subject to certain limitations, a participant's outstanding share debt will bear interest at such rate as determined by the board of directors. Dividends on Trust shares are paid to the Trust and will be applied in the payment of such interest. Trust shares may only be released to participants as described below.

        Under the rules of the Trust, participants may be offered options to acquire ordinary shares ("Share options"). This entails that employees are offered options to purchase or subscribe for shares. Each share option will confer to the holder the right to purchase or subscribe for one ordinary share. This is based on the terms and conditions of the Trust. Share options may only be released to participants as described below.

        Under the rules of the Trust, participants may be granted options to enter into agreements with the company to acquire ordinary shares ("Allocation shares"). These options need to be exercised by the employee within 12 months, failing which the option will automatically lapse. The exercise of the option must be accompanied by a deposit as determined by the board (if any). The participant will be entitled to take delivery of and pay for allocation shares which are subject to the rules as described below.

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

  (v)
  the balance of the shares after five years have elapsed from the date of acceptance by the participant of the grant; provided that the board may, at its discretion, anticipate or postpone such dates. Prior to the General Meeting held on 2 March 2000, the Trust provided that Share Options will lapse, among other reasons, if they remain unexercised after the tenth anniversary of the acceptance and that Trust Shares and Allocation Shares must be paid for in full by participants by no later than the tenth anniversary of the acceptance. However, the General Meeting approved an amendment to decrease the aforesaid ten-year period to eight years, in respect of offers made since 3 December 1999. The board has resolved that the benefits under the Trust of Participants will be accelerated in the event of a change of control of the company, as defined in the Trust, becoming effective (a) if, in concluding the change of control, the board in office at the time immediately prior to the proposed change of control being communicated to the board ceases to be able to determine the future employment conditions of the group's employees or (b) unless the change of control is initiated by the board. Participants are entitled to require such acceleration by written notice to the company within a period of 90 days after the date upon which such change of control becomes effective.

        During the year 1,839,100 allocations were offered. The allocations were accepted by the participants as follows:

Trust Shares	43,500
Share Options	1,248,250
Allocation Shares	479,650

1,771,400
Declined	67,700

1,839,100

        Trust shares, Share options and Allocation shares activity was as follows during the financial years ended September 2004 and 2003:

	Trust Shares	Share Options	Weighted average exercise price (ZAR)*	Allocation Shares	Weighted average exercise price (ZAR)*	Total
Outstanding at September 2002	2,104,603	3,080,817	55.55	2,778,990	67.74	7,964,410
Offered and accepted	135,150	1,215,100	113.89	463,150	112.88	1,813,400
Paid for	(191,405)	(490,855)	35.79	(245,440)	36.41	(927,700)
Returned, lapsed and forfeited	1,569	(5,400)	78.62	(26,750)	105.96	(30,581)

Outstanding at September 2003	2,049,917	3,799,662	76.49	2,969,950	76.95	8,819,529
Offered and accepted	43,500	1,248,250	79.25	479,650	79.25	1,771,400
Paid for	(215,705)	(485,952)	38.74	(218,300)	34.12	(919,957)
Returned, lapsed and forfeited	(43,500)	(416,365)	77.74	(204,350)	113.64	(664,215)

Outstanding at September 2004	1,834,212	4,145,595	82.05	3,026,950	77.02	9,006,757

*
The share options are issued in South African Rands.

        The fair value of Trust shares held at September 2004 was US$9.9 million (September 2003: US$8 million).

        Share Options and Allocation Shares to executive directors, which are included in the above figures, are as follows:

Number of options/shares
At beginning of year	1,331,000
Share Options and Allocation Shares granted	175,000
Share Options and Allocation Shares exercised/declined	(159,000)

At end of year	1,347,000

        Share Options and Allocation Shares exercised by executive directors during the year had an average exercise price per share of US$5.59 and an average market price per share of US$13.31.

        The following table sets forth certain information with respect to the 1,347,000 Share Options and Allocation Shares granted by Sappi to executive directors:

Issue date	Number of options/ shares	Expiry date	Exercise price (ZAR)
24 February 1997	40,000	24 February 2007	34.90
19 January 1998	30,000	19 January 2008	19.90
27 May 1998	100,000	27 May 2008	27.90
11 December 1998	60,000	11 December 2008	22.10
1 April 1999	48,000	1 April 2009	21.30
9 June 1999	44,000	9 June 2009	39.00
21 December 1999	230,000	21 December 2007	53.85
15 January 2001	125,000	15 January 2009	49.00
28 March 2002	105,000	28 March 2010	147.20
30 January 2003	250,000	30 January 2011	115.00
13 February 2003	140,000	13 February 2011	112.83
14 January 2004	175,000	14 January 2012	79.25

	1,347,000

        Refer to note 43 for further information on Directors participation in the Sappi Limited Share Incentive Trust Loans to executive directors relating to Trust Shares at September 2004 totalled US$0.2 million (September 2003: US$1 million). No new loans have been granted to the executive directors since 28 March 2002.

35.   FINANCIAL INSTRUMENTS

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

  —
  Translation risks are not hedged. In the past we managed our relative debt and equity ratios by financing our investments in different currencies with similar debt to asset ratios. This approach changed a few years ago due to changes in our finance arrangements.

  —
  All external borrowings raised in currencies other than the domestic operating currency of the borrowing entity are immediately and continuously protected by forward exchange contracts.

  —
  All consummated (i.e. invoiced) sales and purchases in foreign currencies are initially netted on a global basis, with the resulting net exposure generally being covered by forward exchange contracts against subsequent fluctuations in exchange rates.

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

  —
  No speculative positions are permitted.

Credit risk

        A significant portion of the group's sales and accounts receivable are from major customers. Only one of the group's major customers, Paperlinx Limited (Paperlinx acquired Buhrmann Paper Merchant Division in November 2003), represents more than 10% of our sales during the year ended September 2004. These sales were recorded in Sappi Fine Paper. The sales for the year ended September 2004 amounted to US$550 million (Buhrmann Paper Merchant Division September 2003: US$454 million; September 2002: US$428 million). The trade receivables balance, net of securitisation, outstanding on balance sheet at September 2004 was US$4 million (September 2003: US$4 million). Where appropriate, credit insurance has been taken out over the group's trade receivables.

        None of the group's other receivable financial instruments represent a concentration of credit risk because the group has dealings with a variety of major banks and customers world-wide.

2—Interest rate risk and currency risk

Interest-bearing borrowings

        The table below provides information about Sappi's non-current borrowings that are sensitive to changes in interest rates. The table presents principal cash flows by expected maturity dates. The average fixed effective interest rates presented below are based on weighted average contract rates applicable to the amount expected to mature in each respective year. Forward looking average variable effective interest rates for the financial years ended September 2005 and thereafter are based on the yield curves for each respective currency as published by Reuters on 24 September 2004. The information is presented in US$, which is the group's reporting currency.

	Expected maturity date
							Total Carrying Value	2004 Fair Value	2003 Fair Value
	2005	2006	2007	2008	2009	2010+
	(US$ equivalent in millions)
US Dollar
Fixed rate	—	—	—	—	—	—	—	—	104
Average interest rate (%)	—	—	—	—	—	—
Variable rate(1)	26	17	(1)	(1)	(1)	844	884	922	812
Average interest rate (%)	5.52	5.57	2.58	2.58	2.58	8.35	8.25
Euro
Fixed rate	49	50	46	48	4	501	698	745	724
Average interest rate (%)	5.46	5.48	5.42	5.43	7.46	4.11	4.50
Variable rate(1)	123	—	—	—	—	—	123	123	115
Average interest rate (%)	4.84	—	—	—	—	—	4.84
Rand
Fixed rate	42	45	11	12	31	25	166	131	42
Average interest rate (%)	11.24	11.22	11.59	11.68	10.93	11.33	11.24
Variable rate(1)	124	62	—	—	—	—	186	186	145
Average interest rate (%)	9.34	9.73	—	—	—	—	9.47
Total
Fixed rate	91	95	57	60	35	526	864	876	870
Average interest rate (%)	8.10	8.23	6.64	6.65	10.53	4.45	5.79
Variable rate(1)	273	79	(1)	(1)	(1)	844	1,193	1,231	1,072
Average interest rate (%)	6.96	8.82	2.34	2.58	2.58	8.35	8.09

Fixed and variable	364	174	56	59	34	1,370	2,057	2,107	1,942

Current portion							364	364	170
Long-term portion							1,693	1,743	1,772

Total Interest-bearing borrowings (refer note 19)							2,057	2,107	1,942

The fair value of non-current borrowings is estimated by Sappi based on the rates from market quotations for non-current borrowings with fixed interest rates and on quotations provided by internationally recognised pricing services for notes, exchange debentures and revenue bonds.

(1)
Includes fixed rate loans where fixed-for-floating rate swap contracts have been used to convert the exposure to floating rates. Some of the swaps do not cover the full term of loans.

        The range of interest rates in respect of all non-current borrowings comprising both fixed and floating rate obligations, is between 2.34% and 11.68% (depending on currency). At September 2004, 42.0% of Sappi's non-current borrowings were at fixed rates of interest, and 58.0% were at floating rates. Floating rates of interest are based on LIBOR (London Interbank Offered Rate), on EURIBOR (European Interbank Offered Rate) and on JIBAR (Johannesburg Interbank Agreed Rate). Fixed rates of interest are based on contract rates.

        Sappi's southern African operations have in the past been particularly vulnerable to adverse changes in short-term domestic interest rates, as a result of the volatility in interest rates in South Africa. During 2004 domestic interest rates have decreased from 9.18% to 7.25% for the 3-month JIBAR.

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

        As at September 2004, Sappi had two Rand denominated interest rate swap contracts outstanding. They were for a total amount of US$88.3 million and had a favourable fair value of US$2.4 million. The two interest swaps converted fixed interest rates of 17.65% and 18.00%, respectively into variable rates.

        In addition to the four existing USD interest swaps converting fixed rates of 6.75% and 7.5% into variable rates, Sappi entered into three additional USD interest rate swap contracts in 2004 for the total amount of US$106.6 million, converting USD fixed interest rates of 5.90%, 7.38% and 6.65% respectively, into 6-month USD Libor rates. All swaps are subject to hedge accounting in order to reduce as much as possible the fair value exposure. As the critical terms of the swaps match the critical terms of the underlying debt, the hedge is highly effective. Changes in the fair value of the underlying debt, attributable to changes in the credit spread are excluded from the hedging relationship.

        At September 2004, Sappi had in total seven USD swap contracts outstanding for a total amount of US$856.6 million and had a total fair value of US$11.5 million.

        In addition, as at September 2004, Sappi had one cap with a fair value of zero.

        At September 2004, Sappi had an interest rate and currency swap contract outstanding for the amount of US$350.0 million with a fair value of US$66.1 million. This swap converts future USD cash flows into GBP and fixed USD interest rates into GBP interest rates.

        As at September 2004 the South African operations had one IRCS contract outstanding for the amount of US$44.3 million with a negative fair value of US$10.8 million, swapping USD cash flows into ZAR and converting variable USD interest rates into ZAR variable interest rates.

Instrument	Interest Rate	Maturity date	Nominal value	Fair value* favourable (unfavourable)
			(US$ million)	(US$ million)
Caps:
	19.3%	November 2005	41	—
Interest rate swaps:
	17.65% to variable	August 2005	78	5
	18.00% to variable	March 2005	54	(2)
	6.75% to variable	June 2012	250	1
	6.75% to variable	June 2012	200	(1)
	6.75% to variable	June 2012	50	1
	7.50% to variable	June 2012	250	4
	5.90% to variable	November 2013	28	2
	7.38% to variable	July 2014	44	2
	6.65% to variable	October 2014	35	2
Interest rate and currency swaps:
	US Dollar 6.30% into Pound Sterling 6.66%	December 2009	350	66
	US Dollar LIBOR + 2.20% into Rand JIBAR + 1.99%	February 2006	44	(11)

Total				69

*
This refers to the carrying value.

        The fair value of interest rate options, caps, swaps and IRCS is the estimated amount that Sappi would pay or receive to terminate the agreement at the balance sheet date, taking into account current interest rates and the current creditworthiness of the counterparties.

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

The fair value of these borrowings was estimated based on quotations from the company's investment bankers. No financial assets were carried at an amount in excess of fair value.

	2004	2003
	(US$ million)
Other financial assets include the fair value of the following derivative instruments
Non-current	87	62
Interest rate swaps	9	15
Interest rate and currency swaps	78	44
Swaptions	—	3
Current	7	7
Interest rate swaps	7	—
Foreign currency forward exchange contracts	—	7

	94	69

4—Foreign currency forward exchange contracts

        The group's foreign currency forward exchange contracts at September 2004 are detailed below.

	2004		2003
	Contract amount	Fair value* (unfavourable) favourable	Contract amount	Fair value* (unfavourable) favourable
	(US$ million)
Foreign currency
Bought:
US Dollar	60	—	53	(1)
Euro	63	1	123	—
Sold:
US Dollar	(131)	1	(120)	8
Euro	(427)	(4)	(384)	(1)

	(435)	(2)	(328)	6

*
This refers to the carrying value.

        The fair value of foreign currency contracts was estimated by the group based upon market quotations. These foreign currency contracts will mature during the year ended September 2005.

        All forward currency exchange contracts and options are valued at fair value with the resultant profit or loss included in the net finance costs for the period.

36.   SEGMENT INFORMATION

        For management purposes, the group has two reporting segments which operate as separate business units: Sappi Fine Paper and Sappi Forest Products. These divisions are the basis on which the group reports its primary segment information. Sappi Fine Paper produces coated and uncoated fine paper and speciality paper grades. Sappi Forest Products produces commodity paper products, pulp and forest and timber products. The regional information shows North America, Europe and southern Africa.

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies (refer note 2). The group accounts for intragroup sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. All such sales and transfers are eliminated on consolidation.

	Sappi Fine Paper			Sappi Forest Products			Corporate & other			Group
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
	(US$ million)
External sales(1)	3,811	3,557	3,156	917	742	573	—	—	—	4,728	4,299	3,729
Intragroup sales	471	468	379	508	418	351	—	—	—	979	886	730
Total sales	4,282	4,025	3,535	1,425	1,160	924	—	—	—	5,707	5,185	4,459
Operating profit(2)(3)	6	164	217	191	113	167	(9)	(5)	18	188	272	402
Depreciation	343	307	276	64	44	33	1	1	1	408	352	310
Amortisation and fellings(3)	2	—	2	55	43	26	—	—	—	57	43	28
Asset impairment(4)	—	32	4	—	—	—	—	—	—	—	32	4
Other non-cash expenses(3)	75	1	23	(107)	(33)	(47)	(20)	(22)	2	(52)	(54)	(22)
Capital expenditures(5)	187	195	151	146	101	29	1	—	—	334	296	180
Operating assets(6)	3,980	3,866	3,608	1,561	1,275	826	35	51	34	5,576	5,192	4,468
Operating liabilities(7)	733	622	581	221	231	123	58	63	51	1,012	916	755
Property, plant and equipment	2,890	2,926	2,807	779	627	381	1	1	1	3,670	3,554	3,189
	Sappi Fine Paper
										Sappi Forest Products Southern Africa
	North America			Europe			Southern Africa						Corporate & other			Group
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
	(US$ million)
Sales(1)	1,373	1,384	1,197	2,127	1,903	1,744	311	270	215	917	742	573	—	—	—	4,728	4,299	3,729
Operating (loss) profit(2)(3)	(92)	11	(23)	83	118	206	15	35	34	191	113	167	(9)	(5)	18	188	272	402
Capital expenditures(5)	75	78	49	102	104	96	10	13	6	146	101	29	1	—	—	334	296	180
Operating assets(6)	1,671	1,687	1,750	2,101	1,990	1,738	208	189	120	1,561	1,275	826	35	51	34	5,576	5,192	4,468
Property, plant and equipment	1,226	1,287	1,360	1,527	1,512	1,364	137	127	83	779	627	381	1	1	1	3,670	3,554	3,189

Sales by geographical location of customers

	2004	2003	2002
	(US$ million)
North America	1,468	1,517	1,270
Europe	1,951	1,737	1,638
Southern Africa	694	574	499
Asia and other	615	471	322

	4,728	4,299	3,729

(1)
Sales where the products is manufactured.
(2)
Operating profit has been restated for SAICA circular 3/2004.
(3)
Restated for AC137. Refer to note 3.
(4)
September 2003—Including Westbrook paper machine 14 impairment costs.
(5)
September 2002—Capital expenditures exclude spending on plantations and the acquisition of Cloquet's net assets of $483 million.
(6)
Operating assets consist of property, plant and equipment, non-current assets (excluding deferred taxation) and current assets (excluding cash).
(7)
Operating liabilities consist of trade payables, other payables and provisions.

37.   RELATED PARTY TRANSACTIONS

Shareholders

        The company's shares are widely held by shareholders across the world.

Directors

        Details relating to executive and non-executive directors' remuneration, interests and participation in the Sappi Limited Share Incentive Trust are disclosed in notes 41 to 43.

Interest of directors in contracts

        None of the directors have a material interest in any transaction with the company or any of its subsidiaries, other than those on a normal employment basis.

Managerial employees

        Details regarding the participation of certain managerial employees in the Sappi Limited Share Incentive Trust are disclosed in note 34.

Subsidiaries

        Set out below are the more significant subsidiaries or those that have a loan account with Sappi Limited.

	Loan to (from) subsidiary
	2004	2003
	(US$ million)
Southern Africa
Sappi Management Services (Pty) Ltd	45	40
Sappi Manufacturing (Pty) Ltd	200	219
Sappi Share Facilitation Company (Pty) Ltd	135	119
America
S.D. Warren Company	(2)	(1)
Sappi Cloquet LLC	—	—
Europe
Sappi Alfeld GmbH	—	—
Sappi Austria Produktions GmbH & Co. KG	—	—
Sappi Ehingen GmbH	—	—
Sappi Europe SA	—	(2)
Sappi Holding GmbH	6	2
Sappi International SA	—	—
Sappi Lanaken NV	—	—
Sappi Lanaken Presspaper NV	—	—
Sappi Maastricht BV	—	—
Sappi Nijmegen BV	—	—
Sappi Papier Holding GmbH	—	—
Sappi U.K. Ltd	—	1
Other
Brocas Ltd	(12)	(11)
Lignin Insurance Co. Ltd	—	—
Various other companies	(1)	—

	371	367

38.   EVENTS AFTER BALANCE SHEET DATE

Joint venture with Shandong Chenming Paper Holdings Limited

        In October 2004 Sappi announced that it had reached an agreement to acquire 34% of Jiangxi Chenming Paper Company Limited ("Jiangxi Chenming") in a joint venture with Shandong Chenming Paper Holdings Limited ("Shandong Chenming") (47.2%), together with Jiangxi Paper Industry Company Limited (3.8%), Shinmoorim Paper Manufacturing Company Limited ("Shinmoorim") of South Korea (7.5%), and the International Finance Corporation ("IFC") (7.5%). Sappi's equity contribution will be approximately US$60 million. This transaction is subject to customary regulatory approvals.

        Jiangxi Chenming is constructing a 350,000 ton per year light-weight coated paper machine, together with a bleached thermo mechanical pulp (BTMP) mill and deinking plant and ancillary power plant and transportation infrastructure in Nanchang, the capital of Jiangxi Province which is located in southeast China. The total cost of the project is an estimated US$487 million and construction is well advanced with the mill scheduled to start delivering paper in the first half of 2005. The mill is the sole asset of the company.

        The IFC has been mandated to arrange the debt financing for the project, which is without recourse to Sappi. The IFC will hold 7.5% of the equity and has also approved US$60 million in long-term debt for its own account.

        Sappi will nominate the Chief Financial Officer of Jiangxi Chenming.

39.   ENVIRONMENTAL MATTERS

        Sappi operates in an industry subject to a wide range of environmental laws and regulations in the various jurisdictions in which it operates, and these laws and regulations have tended to become more stringent over time. Typically, Sappi does not separately account for environmental operating expenses but does not anticipate any material expenditures related to such matters. Sappi does separately account for environmental capital expenditures. Sappi spent approximately US$14.4 million in financial year September 2004 (September 2003: US$18 million, September 2002: US$12 million) on capital projects that control air or water emissions or otherwise create an environmental benefit. Amounts to be spent in future years will depend on changes to existing environmental requirements and the availability of new technologies to meet such requirements.

        In South Africa, requirements under the National Water Act, National Environmental Management Act and the Air Quality Bill may result in significant additional expenditures and/or operational constraints. Although we are uncertain as to the ultimate effect on our South African operations, our current assessment of the legislation is that any compliance expenditures or operational constraints will not be material to our financial condition.

        Sappi Fine Paper North America is subject to stringent environmental laws in the United States. These laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and their respective state counterparts. In April 1998, pursuant to its authority under the Clean Air Act and Clean Water Act, the US Environmental Protection Agency ("USEPA") issued final regulations that impose air and water quality standards aimed at further reductions of air and water pollutants from certain pulp and paper mills, particularly those emitting wastewater resulting from bleaching operations. These regulations are generally referred to as the "cluster rules". Sappi Fine Paper North America incurred approximately US$71 million in capital improvements for cluster rule compliance at its Somerset and Muskegon mills. Sappi Fine Paper North America expects to incur between US$5 million to US$10 million in environmental compliance capital expenditure for the fiscal year ending September 2005.

        In December 2003, Sappi Fine Paper North America received a notice of violation and a finding of violation from the USEPA, alleging violations of the Clean Air Act's new source performance standards in connection with repairs performed at the Muskegon mill in the early 1990s. Sappi Fine Paper North

America has had discussions with the USEPA and asserted defences to the EPA's allegations, and continues to pursue resolution of this matter.

        In late July 2003, our subsidiary SD Warren Company was served with a lawsuit in the Muskegon County Circuit Court brought by ten Muskegon residents. The plaintiffs claim that pollutants, air contaminants, noise, dust, debris and bad odours have materially injured their persons and property, for which they are now seeking monetary damages, injunctive relief and attorney fees. The attorneys for the plaintiffs attempted to have the case certified as a class action, but this certification was defeated in June 2004. The plaintiffs then amended the complaint to add an additional fifty four plaintiffs.

40.   SUMMARY OF DIFFERENCES BETWEEN SOUTH AFRICAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The group's accounts are prepared in accordance with South African GAAP, which differs in certain material respects from United States GAAP. These differences relate principally to the following items, and the effects on net profit and shareholders' equity are shown in the following tables.

		South African GAAP (SA GAAP)	United States GAAP (US GAAP)
a.	Pension programs and post-retirement medical benefits
1.	Transitional rules for initial applications	SA GAAP requires the post-employment obligation or asset to be recognised immediately on adoption of the standard.
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
2.	Recognition of pension asset	Post-employment benefit assets can only be recognised to the extent that the asset will lead to a reduction in future payments or a cash refund.	No such limitation exists under US GAAP.

3.	Additional minimum liability	No requirement exists for the recognition of an additional minimum liability under SA GAAP.	An additional minimum liability test is required to be performed and may require an additional liability to be recognised when the accumulated benefit obligation exceeds the plan assets.

An intangible asset is recognised for the amount of the liability, limited to the unrecognised prior service cost. The excess is reported, net of related tax benefits, in equity. This amounted to US$18 million at September 2004 (September 2003: US$4 million).
4.	Recognition of past service costs related to vested benefits	The introduction of, or change in benefits to, a defined benefit plan should be recognised as an income or expense immediately to the extent that the benefits are already vested.	The introduction of, or change in benefits to, a defined benefit plan should be recognised over the remaining service period or life expectancy of the employees.
b.	Accounting for business combinations
Past business combinations were treated differently under SA and US GAAP due to differing standards at the time of the transactions. Differences will remain until the related entities are disposed of as neither US GAAP nor SA GAAP required restatement of previous business combinations when the accounting standards were changed. Fair value differences are amortised over time. Differences which arose in the past relate to:
1.	Cost of acquisition	Cost comprised the value of shares stipulated in the purchase agreement, the nominal value of debt issued and all costs related to the acquisition.	Cost includes the market value of shares issued at date agreement is reached and announced plus the present value of debt issued. Only specified related costs may be included in the purchase price.
2.	Value of assets and liabilities acquired	SA GAAP allowed either fair value or book value to be assigned to the assets and liabilities recorded in the accounting records of the entity that was acquired.	All assets and liabilities acquired are required to be recorded at fair value.

3.	Provisions raised at acquisition.	Provisions were raised for start-up, restructuring, rationalisation and all other incidental costs.
Only recognise the costs of a plan to (1) exit an activity of an acquired company, (2) involuntarily terminate employees of an acquired company, or (3) relocate employees of an acquired company as liabilities assumed in a purchase business combination.
4.	Treatment of goodwill
Goodwill was allocated to the fair values of the assets acquired. The excess of fair value of net assets acquired over the cost of the acquired entity (commonly referred to as negative goodwill) was taken directly to reserves.
Goodwill is capitalised, but from 1 October 2002, is no longer amortised and is subject to an impairment test at least annually. Negative goodwill was deducted from the fair value of the non-current assets. Goodwill included under US GAAP amounts to US$174 million (September 2003: US$174 million).
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
d.	Loans to participants of Sappi Limited Share Incentive Trust	Amounts loaned to participants to purchase the company's shares are included in other non-current assets.	Amounts loaned to participants to purchase the company's shares where the shares are held as security for the repayment of the loan are reported as a reduction to shareholders equity.
e.	Sale and leaseback transactions—operating leases	Profit is recognised on the sale of assets subject to operating leaseback agreements.	Profit on such sale of assets is deferred and recognised in income over the lease term.

f.	Asset impairments	An asset impairment is recognised if its carrying amount exceeds the discounted estimated future cash flows.
To determine whether an asset impairment exists, the undiscounted cash flows are compared to the carrying amount of the asset. Recognition of an asset impairment is, however, based on fair value, which is generally estimated based on discounted cash flows.
As a result of the difference in these policies, there may be an impairment recorded in certain periods under SA GAAP which do not meet the threshold for impairment under US GAAP.
g.	Plantations
Plantations are stated at their fair value, with the fair value being determined as the delivered market price less cost of delivery. The change in fair value is recognised in income in the period in which it arises.
Plantations are recorded at cost less depletions. Costs include all expenditure incurred on acquisition, forestry development, establishment and maintenance, and finance charges. Depletions mainly include the cost of fellings.
h.	Other
1.	Operating lease payments
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
i.	Income tax
Under SA GAAP, current and deferred tax assets and liabilities are measured at the tax rate applicable to undistributed profits and the income tax consequences of Secondary Tax on Companies (STC) on dividends are recognised when a liability to pay the dividends is recognised.
US GAAP requires that an additional liability be accrued for the estimated income tax (Secondary Tax on Companies) that would be payable upon distribution of relevant undistributed reserves, including those of its subsidiaries. Under US GAAP, deferred taxes have been calculated using the distributed rate.

j.	Net presentation of assets and liabilities
SA GAAP states that financial assets and liabilities should be offset and the net amount reported in the balance sheet when an enterprise: (a) has a legally enforceable right to set off the recognised amounts; and (b) intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
US GAAP restricts the ability to offset to where the right of set off exists between two parties (that is, where a debtor-creditor relationship exists), however, US GAAP does not permit set off under three party netting agreements. Consequently, the relevant assets and liabilities would be increased by US$176 million for September 2004 (September 2003: US$134 million) in a US GAAP balance sheet, with no effect on net income or shareholders' equity.
k.	Stock compensation
1.	Stock options with an exercise price less than the quoted market value of the underlying stock on the date of grant	Under IAS (SA GAAP), no compensation expense is recorded on stock options granted.
Under US GAAP, the group follows the methodology in APB Opinion 25, Accounting for Stock. This intrinsic value of the stock options are recorded as deferred compensation within shareholders' equity and recognised in the profit and loss account (income statement) over the vesting period of the stock options. The stock options issued are recorded as share issue premium.
2.	Repricing of stock options for credit sale scheme.	Under IAS (SA GAAP), no compensation expense is recorded on stock options granted.	US GAAP requires companies to record an initial expense upon conversion of recourse loans to non-recourse loans and apply variable plan accounting thereafter.

        Previously long-term liabilities were overstated under US GAAP due to incorrect computation of imputed interest on a zero coupon bond entered into in December 1997 and settled in December 1999. The US GAAP reconciliation has been restated for this overstatement. US GAAP equity was previously US$1909 million in 2003 and has increased by US$8 million. The effect on US GAAP net income, basic earnings per share and diluted earnings per share is negligible for each of the periods presented.

        Certain items included under other expenses (refer note 6) in the income statement under SA GAAP are reclassified to extraordinary items under US GAAP. The total amount reclassified is US$Nil million (September 2003: US$Nil million; September 2002: US$10 million).

Reconciliation of net profit to United States GAAP

	note	2004	2003	2002
		(US$ million)
Net profit determined under South African GAAP		98	143	221
Adjustments in respect of:
Pension programs and post-retirement medical benefits	a	(15)	(15)	1
—Initial transitional rules application		(2)	1	1
—Recognition of pension asset		(12)	(2)	—
—Recognition of past service costs related to vested benefits		(1)	(14)	—
Accounting for business combinations	b	22	33	13
—Valuation of assets and liabilities and other		2	14	2
—Treatment of goodwill		20	19	11
Pre-commissioning expenses capitalised on capital projects	c	2	1	2
Sale and leaseback transactions	e	12	3	2
Plantations	g	(66)	8	(2)
Other	h	1	—	—
Income tax	i	(7)	(8)	(16)
Stock compensation	k	(6)	—	—
Deferred taxation effect of adjustments		11	(11)	15

Total effect of United States GAAP adjustments		(46)	11	15

Net profit determined under United States GAAP		52	154	236

—Basic earnings per share (US cents)		23	68	103
—Weighted average number of shares (millions)		225.0	227.6	228.8
—Diluted earnings per share (US cents)		23	67	102
—Diluted weighted average number of shares (millions)		226.9	230.0	232.0

Reconciliation of shareholders' equity to United States GAAP

	note	2004	2003 (As restated)
		(US$ million)
Shareholders' equity determined under South African GAAP		2,119	1,945
Adjustments in respect of:
Pension programs and post-retirement medical benefits	a	(144)	(63)
—Initial transitional rules application		7	8
—Recognition of pension asset		74	78
—Additional minimum liability		(221)	(136)
—Recognition of past service costs related to vested benefits		(4)	(13)
Accounting for business combinations	b	133	111
—Cost of acquisition		(3)	(3)
—Valuation of assets and liabilities and other		47	45
—Treatment of goodwill		89	69
Pre-commissioning expenses capitalised on capital projects	c	(19)	(20)
Loans to executive share purchase trust	d	(15)	(16)
Sale and leaseback transactions	e	(9)	(20)
Asset impairments	f	8	7
Plantations	g	(49)	18
Other	h	(2)	(3)
Income tax	i	(97)	(79)
Stock compensation	k	(7)	—
Deferred taxation effect of adjustments		79	37

Total effect of United States GAAP adjustments		(122)	(28)

Shareholders' equity determined under United States GAAP		1,997	1,917

Comprehensive income

	2004	2003	2002
	(US$ million)
Net profit determined under South African GAAP	98	143	221
Other comprehensive income, net of tax
Foreign currency translation adjustments	53	52	39
Gain on revaluation of hedging instruments *	—	—	8
Loss on revaluation of hedging instruments *	1	(14)	(5)
Additional minimum pension fund liability	(52)	(14)	(91)

Comprehensive income	100	167	172

*
There have been minimal releases to the income statement relating to the revaluation of hedging instruments during the periods under review.

        There are no taxation effects applicable to the above other comprehensive income items, other than the additional pension fund liability and the gain and loss of hedging instruments. These were shown net of US$24 million tax (September 2003: US$7 million; September 2002: US$23 million).

Accumulated other comprehensive income balances (based on South African GAAP numbers)

	Foreign Currency Translation Adjustments	Goodwill Written Off	Revaluation of Derivative Instruments	Additional Minimum Pension Liability	Total Accumulated Other Comprehensive Income
	(US$ million)
Balance—September 2001	101	(53)	8	—	56
Current period change*	39	—	3	(91)	(49)

Balance—September 2002	140	(53)	11	(91)	7
Current period change*	52	—	(14)	(14)	24

Balance—September 2003	192	(53)	(3)	(105)	31
Current period change	53	—	1	(52)	2

Balance—September 2004	245	(53)	(2)	(157)	33

*
There have been minimal releases to the income statement relating to the revaluation of hedging instruments during the periods under review.

Guarantees

Sappi International SA (SISA)

        SISA has issued various letters of credit and performance guarantees in relation to the borrowings of Sappi Papier Holding GmbH (SPH). The terms of the guarantees range from 5 years to an unlimited time. The guarantees would require SISA to pay any outstanding liabilities in the event of SPH being unable to meet its obligations or due to the non-performance under loan agreements.

        The maximum future potential undiscounted payments are US$2 548 million of which US$1,513 million is included in the group balance sheet as liabilities at September 2004.

        There are no recourse provisions

Sappi Manufacturing (Pty) Ltd

        Sappi Manufacturing stood surety for 50% of the borrowing's of Umkomaas Lignin (Pty) Ltd (Lignotech). The approximate term of the guarantee is until June 2008. Sappi Manufacturing would be required to meet 50% of any obligation in the event of Lignotech defaulting upon payment.

        The maximum future potential undiscounted payments are US$31 million.

        There are no recourse provisions.

Consolidation of variable interest entities

        We could not apply the requirements of FIN46R "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51" on two of our leasing arrangements. We could not obtain sufficient information, after exhaustive efforts, to make the determination as to whether or not we have a variable interest in these entities. They include a cogeneration facility at our Westbrook Mill as well as a paper machine at our Somerset mill. We requested, in writing, that these entities provide the group with the necessary information to apply the requirements of FIN 46R. However, each of the entities has indicated that they will not provide the requested information as they are not contractually obligated to provide such confidential information. Since we were unable to obtain the necessary information we adopted the allowed scope exception in FIN 46R, and as such did not consolidate the entities with which we have these lease arrangements. The future minimum obligation under the lease for the paper machine at our Somerset mill is US$132 million at September 2004 (September 2003: US$147 million). The net rental payments for 2004 was US$15 million (2003: US$14 million; 2002: US$7 million). The future minimum obligation under the lease for the cogeneration facility at our Westbrook Mill is US$31 million at September 2004 (September 2003: US$41 million). The net rental payments for 2004 was US$7 million (2003: US$7 million; 2002: US$7 million).

The Sappi Limited Share Incentive Trust

        Refer to note 34 for details of this trust.

        The following table summarises the status of Share Options and Allocation Share Options outstanding and exercisable as of September 2004:

Share options outstanding			Share options exercisable
Range of exercise price (US$)	Number	Wtd avg remaining life	Wtd avg exercise price (US$)*	Number	Wtd avg exercise price (US$)*
3.09 to 3.45	371,200	47 months	3.31	371,200	3.31
5.43 to 7.62	461,100	50 months	7.44	291,620	7.34
8.38 to 12.33	1,821,445	70 months	10.94	515,435	8.39
17.55 to 22.90	1,491,850	74 months	18.99	397,420	19.80

	4,145,595			1,557,675

Allocation share options outstanding			Allocation share options exercisable
Range of exercise price (US$)	Number	Wtd avg remaining life	Wtd avg exercise price (US$)*	Number	Wtd avg exercise price (US$)*
3.09 to 4.29	457,500	46 months	3.54	457,500	3.54
5.12 to 7.62	578,550	49 months	7.01	407,850	6.75
8.38 to 12.33	1,005,400	64 months	10.47	396,900	8.57
14.7	10,000	83 months	14.70	2,000	14.70
17.55 to 22.90	975,500	71 months	20.50	304,870	21.32

	3,026,950			1,569,120

*
The share options are issued in South African Rands. They have been translated at the closing rate for the year of US$1 to ZAR6.429 (September 2003: US$1 to ZAR7.1288)

        43,500 Trust shares (September 2003: 135,150) were granted at a weighted average exercise price per share of US$12.33 during the year ended September 2004 (September 2003: US$15.83).

Pro forma disclosure

        The company applies the intrinsic value-based methodology permitted by SFAS 123 (as amended by SFAS 148) in accounting for the Share Options and Allocation Share Options. The company has adopted the disclosure-only provisions of SFAS 123. The company has changed the method for valuing the Share Options and Allocation Share Options from the Black-Scholes method to a modified Binomial method on a prospective basis. The modified Binomial method gives the company more flexability in valuing the Share Options and Allocation Share Options which are a hybrid between the European and American option. Had the compensation cost for Share Option and Allocation Share Options awards under the Scheme been determined based on their fair value at the grant date under SFAS 123, the company's net profit, basic earnings per share and the diluted earnings per share would have been as follows:

	2004	2003
US GAAP net profit as reported	US$52 million	US$154 million
Compensation cost, net of tax, that would have been included in net income if the fair value method was applied	US$12 million	US$6 million

Pro forma US GAAP net profit	US$40 million	US$148 million

US GAAP basic earnings per share as reported	23 US cents	68 US cents
Compensation cost, net of tax, that would have been included in net income if the fair value method was applied	5 US cents	2 US cents

Pro forma US GAAP basic earnings per share	18 US cents	66 US cents

US GAAP diluted earnings per share as reported	23 US cents	67 US cents
Compensation cost, net of tax, that would have been included in net income if the fair value method was applied	5 US cents	2 US cents

Pro forma US GAAP diluted earnings per share	18 US cents	65 US cents

        The weighted average fair value of the Share Options granted in 2004 is estimated as US$6.75 (September 2003: US$4.32) on the date of grant. The weighted average fair value of the Allocation Share Options granted in 2004 is estimated as US$6.63 (September 2003: US$4.38) on the date of grant. The foregoing impact on compensation costs, calculated in accordance with the fair value method described in SFAS 123, was determined under a modified Binomial method (2003—Black-Scholes method) using the following assumptions (2003—weighted average assumptions):

Modified Binomial method	2004
Share Options and Allocation Shares
Risk-free interest rate	range between 7.87% and 10.42%
Expected life	8 years
Expected volatility	range between 30.0% and 31.5%
Expected dividends	range between 1.93% and 2.62%
Black-Scholes method	2003
Share Options
Risk-free interest rate	5.4%
Expected life	5 years
Expected volatility	35%
Expected dividends	2.2%
Allocation Shares
Risk-free interest rate	5.4%
Expected life	3 months
Expected volatility	35%
Expected dividends	2.2%

New accounting standards

        The Accounting Practices Board ("APB") issued statement AC 138 "First-time adoption of IFRS" in August 2003. This statement applies when an entity adopts International Financial Reporting Standards ("IFRS") for the first time by an explicit and unreserved statement of compliance with IFRS. This statement is applicable for an entity that applies IFRS for the first time in its financial statements, for a period beginning on or after 1 January 2004. It sets out the procedures that an entity must follow when it adopts IFRS for the first time as the basis for preparing its general purpose financial statements. Under the new JSE Listing Rules the group needs to apply IFRS only for the year ended 30 September 2006. We are currently evaluating the impact on the group's financial statements, but do not expect the first-time adoption of IFRS in line with this statement to have a material effect on our financial statements.

        The APB issued statement IFRS 2 (AC 139) "Share-based payments" in February 2004 and will be effective for the group's 2006 year-end. The objective of this statement is to ensure that an entity recognizes all share-based payment transactions in its financial statements, measured at fair value, so as to provide high quality, transparent and comparable information to users of financial statements. The group will adopt AC 139 when it becomes effective and is currently evaluating the effects of the statement.

        The APB issued statement IFRS 3 (AC 140) "Business combinations" in March 2004 and will be effective for the group's 2005 year-end. The objective of this statement is to improve the quality of, and seek international convergence on, the accounting for business combinations. The group will adopt

AC 140 when it becomes effective and do not expect the adoption of the new statement to have a material effect on our financial statements.

        The APB issued statement IFRS 5 (AC 142) "Disposal of non-current assets and presentation of discontinued operations" in March 2004 and will be effective for the group's 2006 year-end. The objective of this statement is to improve the information in financial statements about assets and disposal groups that are to be disposed of and discontinued operations. The group will adopt AC 142 when it becomes effective and is currently evaluating the effects of the statement.

        The APB issued statement AC 501 "Accounting for South African secondary tax on companies (STC)" in November 2003. This statement is effective for the group's 2005 year-end. This statement addresses the accounting treatment and disclosure requirements of STC in an entity's financial statements. The Group will adopt AC 501 when it becomes effective. This will result in an increase in shareholders' equity and deferred tax assets of US$38 million at September 2004 and an increase in taxation expense of approximately US$9 million in the year ending September 2005.

        The APB issued Exposure Draft ("ED") ED169 "Changes in decommissioning, restoration and similar liabilities" in September 2003 and does not yet have an effective date for implementation. The objective of this exposure draft is to address the accounting for changes in decommissioning, restoration and similar liabilities. The group will adopt ED169 when it becomes effective and is currently evaluating the effects of the exposure draft, but do not expect it to have a material effect on our financial statements.

        The APB issued ED172 "Determining whether an arrangement contains a lease" in January 2004 and does not yet have an effective date for implementation. The objective of this exposure draft is to provide guidance for when certain arrangements should be accounted for as a lease. The group will adopt ED172 when it becomes effective and is currently evaluating the effects of the exposure draft, but do not expect it to have a material effect on our financial statements.

        The APB issued its improved standards under the "Improvements project" in December 2003. This project is on improvements to South African Accounting Standards and proposes substantial revisions to certain standards and lesser revisions to some others. The group will adopt the reissued standards in financial year March 2006 and is currently evaluating the effects of these reissued statements.

41.   DIRECTORS' REMUNERATION

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

        The extreme volatility of currencies, in particular the Rand/US Dollar exchange rate in the past few years, caused severe distortion of the relative fees paid to individual directors.

        Non-executive directors' fees are proposed by the Executive Committee, agreed by the Human Resources committee, and approved by the Board.

	2004
Director	Board Fees	Committee Fees	Travel allowance	Consultancy/ Retainer	Total
	(US$)
D C Brink	23,944	27,061	8,000	—	59,005
T L de Beer(6)	11,972	21,699	4,000	—	37,671
J S Chalsty(6)	20,000	15,000	4,000	—	39,000
M Feldberg	40,000	15,000	8,000	—	63,000
M R Haymon(1)	40,000	—	10,000	63,750	113,750
J E Healey(2)	10,000	3,333	4,000	—	17,333
D N A Hunt-Davis(6)	11,972	13,468	4,000	—	29,440
K de Kluis	47,337	72,344	8,000	—	127,681
D Konar	23,944	22,447	8,000	—	54,391
H C Mamsch(3)	35,503	3,948	2,000	—	41,451
B Radebe(4)	9,976	—	4,000	—	13,976
F A Sonn	23,944	7,482	8,000	—	39,426
E van As	95,774	—	8,000	124,705	228,479
A G J Vlok(5)	—	—	—	—	—

	394,366	201,782	80,000	188,455	864,603

(1)
Appointed as non-executive director in January 2003, retired as executive director in December 2002.
(2)
Appointed in July 2004.
(3)
Appointed in January 2004.
(4)
Appointed in May 2004.
(5)
Retired in March 2003.
(6)
Retired in March 2004.

	2003
Director	Board Fees	Committee Fees	Travel allowance	Consultancy Fees	Total
	(US$)
D C Brink	19,208	18,007	6,000	—	43,215
T L de Beer(6)	19,208	32,413	6,000	—	57,621
J S Chalsty(6)	40,000	35,000	10,000	—	85,000
M Feldberg	40,000	—	6,000	—	46,000
M R Haymon(1)	30,000	—	6,000	86,250	122,250
J E Healey(2)	—	—	—	—	—
D N A Hunt-Davis(6)	19,208	29,612	6,000	—	54,820
K de Kluis	42,405	55,740	8,000	—	106,145
D Konar	19,208	12,005	6,000	—	37,213
H C Mamsch(3)	—	—	—	—	—
B Radebe(4)	—	—	—	—	—
F A Sonn	19,208	6,002	6,000	—	31,210
E van As	—	—	—	—	—
A G J Vlok(5)	9,604	—	4,000	—	13,604

	258,049	188,779	64,000	86,250	597,078

(1)
Appointed as non-executive director in January 2003, retired as executive director in December 2002.
(2)
Appointed in July 2004.
(3)
Appointed in January 2004.
(4)
Appointed in May 2004.
(5)
Retired in March 2003.
(6)
Retired in March 2004.

Executive Directors

	2004
Director(5)	Salary	Bonuses and performance related payments(7)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Benefit received from Credit Scheme Share Funding	Total
	(US$)
M R Haymon(2)						—
J L Job(8)	385,766	129,663	2,682	104,469	—	622,580
J C A Leslie(1)	932,056	296,999	7,003	240,939	—	1,476,997
W Pfarl	618,672	104,706	—	139,790	—	863,168
W H Sheffield(4)	1,427,678	259,279	2,341	4,147	11,093	1,704,538
D G Wilson	222,908	110,755	5,764	60,988	—	400,415
E van As(3)	106,199	431,508	973	28,212	—	566,892

	3,693,279	1,332,910	18,763	578,545	11,093	5,634,590

(1)
Appointed as executive director in April 2003.

In terms of his contract with the company, Mr Leslie receives Sappi Limited shares as a performance bonus, should the Shareholder Return on the shares in Sappi Limited equal or exceed a comparator group of other international pulp and paper companies for each of the three year periods ending December 2003, December 2004 and December 2005. Depending on the quantum by which the shareholder return exceeds the comparator group in each four year grouping, Mr Leslie could receive up to 16,667 shares. At December 2003 he received 16,667 shares.

The company has also guaranteed Mr. Leslie a minimum annual pension subject to various conditions being met.
(2)
Retired as executive director in December 2002, appointed as non-executive director in January 2003.
(3)
Relinquished his executive duties in June 2003. From that date until November 2003, Mr Van As participated in ensuring a smooth transition to Mr Leslie, the new Chief Executive Officer.
(4)
Resigned as executive director in November 2003.
(5)
Executive directors are paid remuneration packages which aim to be competitive in the countries in which they live and work, and they are generally paid in the currency of those countries.
(6)
The portion of salary which relates to termination is US$1,313,743 million.
(7)
Bonuses and performance related payments are in respect of the previous year's performance paid in the current year.
(8)
In terms of his contract with the company, Dr Job will receive 12,000 restricted shares, which will vest equally over a two year period ending December 2004 and December 2005.

	2003
Director(5)	Salary	Bonuses and performance related payments	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Benefit received from Credit Scheme Share Funding	Total
	(US$)
M R Haymon(2)	182,307	—	—	8,343	7,547	198,197
J L Job(8)	221,434	180,347	3,917	61,227	—	466,925
J C A Leslie(1)	382,864	—	601	103,265	—	486,730
W Pfarl	541,853	347,876	—	120,392	—	1,010,121
W H Sheffield(4)	644,178	387,640	19,222	180,635	61,398	1,293,073
D G Wilson	175,832	140,150	4,008	48,441	—	368,431
E van As(3)	517,835	433,752	4,630	136,309	—	1,092,526

	2,666,303	1,489,765	32,378	658,612	68,945	4,916,003

(1)
Appointed as executive director in April 2003.

In terms of his contract with the company, Mr Leslie receives Sappi Limited shares as a performance bonus, should the Shareholder Return on the shares in Sappi Limited equal or exceed a comparator group of other international pulp and paper companies for each of the three year periods ending December 2003, December 2004 and December 2005. Depending on the quantum by which the shareholder return exceeds the comparator group in each four year grouping, Mr Leslie could receive up to 16,667 shares. At December 2003 he received 16,667 shares.

The company has also guaranteed Mr. Leslie a minimum annual pension subject to various conditions being met.
(2)
Retired as executive director in December 2002, appointed as non-executive director in January 2003.
(3)
Relinquished his executive duties in June 2003. From that date until November 2003, Mr Van As participated in ensuring a smooth transition to Mr Leslie, the new Chief Executive Officer.
(4)
Resigned as executive director in November 2003.
(5)
Executive directors are paid remuneration packages which aim to be competitive in the countries in which they live and work, and they are generally paid in the currency of those countries.
(6)
The portion of salary which relates to termination is US$1,313,743 million.
(7)
Bonuses and performance related payments are in respect of the previous year's performance paid in the current year.
(8)
In terms of his contract with the company, Dr Job will receive 12,000 restricted shares, which will vest equally over a two year period ending December 2004 and December 2005.

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

        Bonus and performance related payments are based on corporate and individual performance. Under this, executives may be awarded up to 110% of their annual salary if group and personal performance objectives as agreed by the Human Resources Committee are met. Bonuses relate to amounts paid in the current year, but based on the previous year's performance.

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

42.   DIRECTORS' INTERESTS

        The following table sets out the directors' interests in the shares in Sappi Limited. For the purpose of this table, directors' interests are those in shares owned either directly or indirectly as well as those shares in respect of which directors have vested obligations to purchase shares or repay loans in terms of the Sappi Limited Share Incentive Trust.

	2004			2003
	Direct Interests		Indirect Interests	Direct Interests		Indirect Interests
Director	Beneficial	Vested Obligations to Purchase or Repay Loans	Beneficial	Beneficial	Vested Obligations to Purchase or Repay Loans	Beneficial
Non-Executive Directors
D C Brink	—	—	10,000	—	—	10,000
T L de Beer(7)	—	—	—	5,000	—	—
J S Chalsty(7)	—	—	—	10,000	—	—
M Feldberg	—	—	—	—	—	—
M R Haymon(5)	27,420	—	—	30,420	—	—
J E Healey(2)	—	—	—	—	—	—
D N A Hunt-Davis(7)	—	—	—	—	—	—
K de Kluis	4,000	—	—	4,000	—	—
D Konar	—	—	—	—	—	—
H C Mamsch(3)	—	—	—	—	—	—
B Radebe(4)	—	—	—	—	—	—
F A Sonn	—	—	—	—	—	—
A G J Vlok	—	—	—	Retired as director in 2003
Executive Directors
J L Job	—	83,000	—	1,941	46,000	—
J C A Leslie(1)	16,667	—	—	—	—	—
W Pfarl	—	15,000	—	—	26,000	—
W H Sheffield(6)	—	—	—	—	23,000	—
D G Wilson	2,992	59,000	—	2,992	41,000	—
E van As	119,170	430,000	223,466	119,170	300,000	223,466

TOTAL	170,249	587,000	233,466	173,523	436,000	233,466

(1)
Appointed in April 2003.
(2)
Appointed in July 2004.
(3)
Appointed in January 2004.
(4)
Appointed in May 2004.
(5)
Retired as executive director in December 2002, appointed as non-executive director in January 2003.
(6)
Resigned as executive director in November 2003.
(7)
Retired as non-executive director in March 2004.

Changes in directors' interests in Sappi Limited shares after year-end

        On 26 November 2004 Mr van As paid for 230,000 shares in terms of obligations under the Sappi Limited Share Incentive Scheme. These are now held as direct beneficial interests. In addition 119,170 shares which were held as direct beneficial and 127,789 shares which were held as indirect beneficial were transferred to a fund in which he has an indirect beneficial interest.

        There have been no other changes in the above interests since 26 September 2004.

Directors' interests in contracts

        The directors have certified that they had no material interest in any significant transaction with either the company or any of its subsidiaries. Therefore there is no conflict of interest with regard to directors' interests in contracts.

43.   DIRECTORS' PARTICIPATION IN THE SAPPI LIMITED SHARE INCENTIVE TRUST

Share options and Allocation shares

        The following table sets out all share options (whether vested or unvested) and all other unvested allocation shares granted to, and exercised by, each executive director in terms of the Sappi Limited Share Incentive Trust during the year ended September 2004. Details of sales are included in the second table. Non-executive directors do not have any Allocation shares or Share options. Executive directors who retire have 12 months in which to settle their Share options and Allocation shares, unless extension is granted by the human resources committee of the board of directors.

	J L Job		J C A Leslie		W Pfarl
Executive Directors
	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares
Outstanding at September 2003
Number of shares held		163,000		250,000		165,000
Issue 21	—	—	—	—	—	—
Issue 22	—	—	—	—	R 19.90	16,000
Issue 22a	—	—	—	—	—	—
Issue 23	—	—	—	—	R 22.10	44,000
Issue 23a	R 39.00	48,000	—	—	—	—
Issue 24	R 53.85	30,000	—	—	R 53.85	50,000
Issue 25	R 49.00	25,000	—	—	R 49.00	25,000
Issue 25a	—	—	—	—	—	—
Issue 26	R 147.20	30,000	—	—	—	—
Issue 27	R 112.83	30,000	—	—	R 112.83	30,000
Issue 27a	—	—	R 115.00	250,000	—	—

Offered and accepted
Issue 28	R 79.25	15,000	R 79.25	100,000	R 79.25	30,000
Issue 28a	—	—	—	—	—	—

Paid for
Number of shares		4,000		—		60,000
Weighted average allocated price		R 39.00		—		R 21.51

Returned, lapsed and forfeited
Number of shares		—		—		—
Weighted average allocated price		—		—		—

Outstanding at September 2004
Number of shares held		174,000		350,000		135,000
Issue 21	—	—	—	—	—	—
Issue 22	—	—	—	—	—	—
Issue 22a	—	—	—	—	—	—
Issue 23	—	—	—	—	—	—
Issue 23a	R 39.00	44,000	—	—	—	—
Issue 24	R 53.85	30,000	—	—	R 53.85	50,000
Issue 25	R 49.00	25,000	—	—	R 49.00	25,000
Issue 25a	—	—	—	—	—	—
Issue 26	R 147.20	30,000	—	—	—	—
Issue 27	R 112.83	30,000	—	—	R 112.83	30,000
Issue 27a	—	—	R 115.00	250,000	—	—
Issue 28	R 79.25	15,000	R 79.25	100,000	R 79.25	30,000
Issue 28a	—	—	—	—	—	—

Expiry dates
Issue 21		—		—		—
Issue 22		—		—		—
Issue 22a		—		—		—
Issue 23		—		—		—
Issue 23a		9-Jun-09		—		—
Issue 24		21-Dec-07		—		21-Dec-07
Issue 25		15-Jan-09		—		15-Jan-09
Issue 25a		—		—		—
Issue 26		28-Mar-10		—		—
Issue 27		13-Feb-11		—		13-Feb-11
Issue 27a		—		30-Jan-11		—
Issue 28		14-Jan-12		14-Jan-12		14-Jan-12

Changes in Executive Directors' Share options and Allocation shares after year-end.

On 26 November 2004, Mr van As paid for 230,000 allocation shares expiring on 30 November 2004.

There have been no further movements in the above share options and allocation shares since 26 September 2004.

(1)
Resigned as executive director in November 2003.

	W H Sheffield(1)		D G Wilson		E van As		Total 2004	Total 2003
Executive Directors
	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	No of shares	No of shares
Outstanding at September 2003
Number of shares held		95,000		178,000		480,000	1,331,000	1,007,000
Issue 21	—	—	—	—	R 34.90	40,000
Issue 22	—	—	—	—	R 19.90	30,000
Issue 22a	—	—	—	—	R 27.90	100,000
Issue 23	—	—	—	—	R 22.10	60,000
Issue 23a	—	—	R 21.30	48,000	—	—
Issue 24	—	—	R 53.85	50,000	R 53.85	100,000
Issue 25	—	—	R 49.00	25,000	R 49.00	50,000
Issue 25a	R 61.00	50,000	—	—	—	—
Issue 26	R 147.20	15,000	R 147.20	25,000	R 147.20	50,000
Issue 27	R 112.83	30,000	R 112.83	30,000	R 112.83	50,000
Issue 27a	—	—	—	—	—	—

Offered and accepted								420,000
Issue 28	—	—	R 79.25	30,000	—	—	175,000
Issue 28a	—	—	—	—	—	—

Paid for
Number of shares		40,000		—		—	104,000	66,000
Weighted average allocated price		R 61.00		—		—

Returned, lapsed and forfeited
Number of shares		55,000		—		—	55,000	30,000
Weighted average allocated price		R 112.78		—		—

Outstanding at September 2004
Number of shares held		—		208,000		480,000	1,347,000	1,331,000
Issue 21	—	—	—	—	R 34.90	40,000
Issue 22	—	—	—	—	R 19.90	30,000
Issue 22a	—	—	—	—	R 27.90	100,000
Issue 23	—	—	—	—	R 22.10	60,000
Issue 23a	—	—	R 21.30	48,000	—	—
Issue 24	—	—	R 53.85	50,000	R 53.85	100,000
Issue 25	—	—	R 49.00	25,000	R 49.00	50,000
Issue 25a	—	—	—	—	—	—
Issue 26	—	—	R 147.20	25,000	R 147.20	50,000
Issue 27	—	—	R 112.83	30,000	R 112.83	50,000
Issue 27a	—	—	—	—	—	—
Issue 28	—	—	R 79.25	30,000	—	—
Issue 28a	—	—	—	—	—	—

Expiry dates
Issue 21		—		—		30-Nov-04
Issue 22		—		—		30-Nov-04
Issue 22a		—		—		30-Nov-04
Issue 23		—		—		30-Nov-04
Issue 23a		—		01-Apr-09		—
Issue 24		—		21-Dec-07		30-Nov-06
Issue 25		—		15-Jan-09		30-Nov-06
Issue 25a		—		—		—

Issue 26	—	28-Mar-10	30-Nov-06
Issue 27	—	13-Feb-11	30-Nov-06
Issue 27a	—	—	—
Issue 28	—	14-Jan-12	—

Changes in Executive Directors' Share options and Allocation shares after year-end

On 26 November 2004, Mr van As paid for 230,000 allocation shares expiring on 30 November 2004.

There have been no further movements in the above share options and allocation shares since 26 September 2004.

(1)
Resigned as executive director in November 2003.

		Sales of Sappi Limited Share Incentive Trust shares for the year ended September 2004
Director		Date sold	Number of shares sold	Allocation price	Market value at date of sale	Gains on shares sold US$(1)
Executive directors
M R Haymon—Trust Shares(2)		—	—	—	—	—
M R Haymon—Share Options(2)		—	—	—	—	—
J L Job	Share Options	9 March 2004	4,000	R 39.00	R 92.50	32,574
	MIS Bonus	9 March 2004	1,941	R 0.00	R 92.50	27,399
W Pfarl	Options	12 December 2003	16,000	R 19.90	R 84.97	162,063
	Options	12 December 2003	44,000	R 22.10	R 84.97	430,536
W H Sheffield(3)	Trust shares	26 April 2004	40,000	R 61.00	R 94.50	202,612
	Option	26 April 2004	40,000	R 61.00	R 94.50	199,468

TOTAL			145,941			1,054,652

(1)
Converted from South African Rands to US Dollars at the exchange rates on the date of sale.
(2)
Retired as executive director in December 2002, appointed as non-executive director in January 2003.
(3)
Resigned as executive director in November 2003.

		Sales of Sappi Limited Share Incentive Trust shares for the year ended September 2003
Director		Date sold	Number of shares sold	Allocation price	Market value at date of sale	Gains on shares sold US$(1)
Executive directors
M R Haymon—Trust Shares(2)		13 December 2002	6,000	R 22.10	R 112.00	60,670
		13 December 2002	4,000	R 53.85	R 112.00	25,417
		27 March 2003	6,000	R 19.90	R 99.00	62,586
		27 March 2003	8,000	R 53.85	R 97.44	43,547
		16 May 2003	6,000	R 22.10	R 94.10	57,085
		22 May 2003	1,000	R 22.10	R 93.00	9,320
		22 May 2003	3,000	R 19.90	R 93.00	28,945
		23 May 2003	3,000	R 22.10	R 95.50	28,898
		28 May 2003	2,000	R 22.10	R 97.00	19,349
		28 May 2003	3,000	R 53.85	R 97.00	15,876
		4 June 2003	4,000	R 53.85	R 104.25	24,909
		5 June 2003	4,000	R 53.85	R 105.28	25,418
		6 June 2003	2,000	R 53.85	R 104.10	12,417
		22 August 2003	1,000	R 53.85	R 98.00	5,959
M R Haymon—Share Options(2)		27 March 2003	3000	R 19.90	R 99.00	29,737
		27 March 2003	5000	R 22.10	R 92.60	44,164
		16 May 2003	1000	R 22.10	R 94.10	9,047
		16 May 2003	6000	R 53.85	R 94.10	30,234
		22 August 2003	21000	R 53.85	R 98.17	125,663
		8 August 2003	23000	R 49.00	R 93.50	137,539
		15 August 2003	5000	R 49.00	R 95.20	31,288
		22 August 2003	2000	R 49.00	R 98.70	13,430
J L Job	Share Options	—	—	—	—	—
W Pfarl	Options	—	—	—	—	—
W H Sheffield(3)	Trust shares	—	—	—	—	—

TOTAL			119,000			841,498

(1)
Converted from South African Rands to US Dollars at the exchange rates on the date of sale.
(2)
Retired as executive director in December 2002, appointed as non-executive director in January 2003.
(3)
Resigned as executive director in November 2003.

Shares issued that have not yet been fully paid for

        The following table sets out details of shares issued to each executive director in terms of the Sappi Limited Share Incentive Trust that have not yet been fully paid for.

	Shares issued not yet fully paid for at September 2004				Shares issued not yet fully paid for at September 2003
Director	Number of shares held	Weighted average of allocated price	Weighted average remaining life	Value of outstanding loan (ZAR)	Number of shares held	Weighted average of allocated price	Weighted average remaining life	Value of outstanding loan (ZAR)
Executive directors
W H Sheffield(1)	—	—	—	—	50,000	R 61.00	67 months	3,023,853
W H Sheffield(1)	—	—	—	—	15,000	R 147.20	78 months	2,208,000
E van As(2)	24,813	R 56.75	2 months	1,362,000	24,813	R 56.75	26 months	1,362,000

TOTAL	24,813			1,362,000	89,813			6,593,853

(1)
Resigned as executive director in November 2003.
(2)
Retired as executive director in November 2003.

SCHEDULE I

SAPPI LTD
CONDENSED COMPANY INCOME STATEMENT
for the years ended September 2004 and 2003

	2004	2003
	(R million)
Operating loss	(9)	(43)
Income from subsidiaries—dividends	294	590
Net finance income	5	16
Interest paid	(5)	—
Interest received	8	16
Foreign exchange gain	2	—
Profit before taxation	290	563
Taxation—Current	131	(4)
Taxation—Deferred	(13)	—

Net profit for the year	172	567

SCHEDULE I (Continued)

SAPPI LTD
CONDENSED COMPANY BALANCE SHEET
at September 2004 and 2003

	2004	2003
	(R million)
Assets
Non-current assets	9,483	9,710
Property, plant and equipment	5	2
Investments in subsidiaries	6,897	6,879
Related party receivables	2,447	2,699
Loan to Executive Share Purchase Trust	121	130
Deferred tax asset	13	—
Current assets	40	28
Receivables	1	5
Related party receivables	39	23

Total assets	9,523	9,738

Equity and liabilities
Shareholders' equity	9,187	9,499
Ordinary share capital	239	239
Share premium	6,427	6,427
Non-distributable reserves	7	7
Distributable reserves	2,514	2,826
Non-current liabilities
Related party payables	87	83
Current liabilities	249	156
Trade and other payables	42	49
Related party payables	11	19
Taxation payable	196	88

Total equity and liabilities	9,523	9,738

SCHEDULE I (Continued)

SAPPI LTD
CONDENSED COMPANY CASH FLOW STATEMENT
for the years ended September 2004 and 2003

	2004	2003
	(R million)
Profit before taxation	290	563
Adjustments for non-cash items:
Subsidiary transactions	214	99
Other	2	2

Cash generated by operations	506	664
Decrease in working capital	(3)	4
Taxation paid	(22)	(3)
Dividends paid	(484)	(659)

Cash utilised in operating activities	(3)	6
Decrease (Increase) in non-current assets	3	(6)

Cash and cash equivalents at end of year	—	—

SAPPI LTD
NOTES TO THE CONDENSED COMPANY FINANCIAL STATEMENTS

	2004	2003
	(R million)
1. COMMITMENTS
Revenue commitments
Operating leases and rentals
Payable within one year	1	1
Payable in two to five years	3	3

	4	4

2. CONTINGENT LIABILITIES
Guarantees and suretyships	5,722	6,247

SCHEDULE II

SAPPI

FINANCIAL STATEMENT SCHEDULE
VALUATION AND QUALIFYING ACCOUNTS

	Balance— beginning of year	Costs and expenses	Deductions (principally write-offs)	Foreign currency translation difference	Balance— end of year
	(US$ million)
Allowance for doubtful debts:
September 2002	14	1	2	—	17
September 2003	17	9	(1)	1	26
September 2004	26	11	(1)	1	37