Form 20-F
period 2005-10-02
SAPPI LTD
filed 2005-12-20
CIK 1072483

As filed with the Securities and Exchange Commission on December 20, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 2, 2005

OR

☐            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number 1-14872

SAPPI LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

239,071,892 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☒              NO ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐              NO ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒              NO ☐

Indicate by check mark which financial statements item the registrant has elected to follow.

ITEM 17 ☐               ITEM 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐              NO ☒

*       Not for trading but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

i

OUR USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT

Unless otherwise specified or the context requires otherwise in this Annual Report on Form 20-F (“Annual Report”):

•       references to “Sappi”, “Sappi Group”, “Group”, “we”, “us” and “our” are to Sappi Limited together with its subsidiaries;

•       references to “southern Africa” are to the Republic of South Africa, the Kingdom of Swaziland, the Kingdom of Lesotho, the Republic of Namibia and the Republic of Botswana;

•       references to “North America” are to the United States, Canada and the Caribbean;

•       references to “Latin America” are to the countries located on the continent of South America and Mexico;

•       references to “Rand”, “ZAR” and “R” are to South African Rand and references to “SA cents” are to South African cents, the currency of South Africa;

•       references to “US dollar(s)”, “dollar(s)”, “US$”, “$” and “US cents” are to United States dollars and cents, the currency of the United States;

•       references to “euro”, “EUR” and “€” are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on the European Union;

•       references to “Guilders” and “NLG” are to Dutch Guilders, the former currency of the Netherlands;

•       references to “Deutsche marks” and “DEM” are to German Deutsche marks, the former currency of Germany;

•       references to “UK pounds sterling” and “GBP” are to United Kingdom pounds sterling, the currency of the United Kingdom;

•       references to “m2” are to square metres and references to “hectares” or “ha” are to a land area of 10,000 square metres or approximately 2.47 acres;

•       references to “tonnes” are to metric tonnes (approximately 2,204.6 pounds or 1.1 short tonnes);

•       references to “market share” are based upon sales volumes in a specified geographic region during the fiscal year ended September 26, 2004; and

•       references to “the Potlatch acquisition” are to the acquisition on May 13, 2002 of Potlatch Corporation’s coated fine paper business in an asset purchase. The acquisition included Potlatch’s Cloquet, Minnesota pulp and paper mill as well as the brands, order book and working capital of the Cloquet mill and the brands, order book and inventories of Potlatch’s Brainerd, Minnesota paper mill for an aggregate purchase price of $483 million. We did not acquire Potlatch’s Brainerd mill, which Potlatch has closed.

Except as otherwise indicated, in this Annual Report the amounts of “capacity” or “production capacity” of our facilities or machines are based upon our best estimates of production capacity at the date of filing of this Annual Report. Actual production by machines may differ from production capacity as a result of products produced, variations in product mix and other factors.

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

ACCOUNTING PERIODS AND PRINCIPLES

Unless otherwise specified, all references in this Annual Report to a “fiscal year” and “year ended” of Sappi Limited refer to a twelve-month financial period. All references in this Annual Report to fiscal 2005, fiscal 2004, fiscal 2003, fiscal 2002 or fiscal 2001 or the year ended September 2005, 2004, 2003, 2002 or 2001 refer to Sappi Limited’s twelve-month financial periods ended on October 2, 2005, September 26, 2004, September 28, 2003, September 29, 2002 and September 30, 2001, respectively; references in this Annual Report to fiscal 2006 refer to the period beginning October 3, 2005 and ending October 1, 2006. Our Group annual financial statements included elsewhere in this Annual Report have been prepared in conformity with South African generally accepted accounting principles (“South African GAAP” or “SA GAAP”), which differ in certain significant respects from United States generally accepted accounting principles (“United States GAAP” or “US GAAP”); see note 42 to our Group annual financial statements included elsewhere in this Annual Report. On May 13, 2002, we acquired the coated fine paper business of Potlatch Corporation. Our Group annual financial statements for the year ended September 2002 include the results for the acquired coated fine paper business since its acquisition.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

We publish our Group annual financial statements and all financial data presented in this Annual Report in US dollars on a nominal (non-inflation adjusted) basis. For information regarding the conversion to US dollars in fiscal 2005, 2004 and 2003, see note 2 to our Group annual financial statements included elsewhere in this Annual Report.

FORWARD-LOOKING STATEMENTS

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), we are providing the following cautionary statement. Except for historical information contained herein, statements contained in this Annual Report may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters identify forward-looking statements. In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs (including raw materials, energy and employee costs) and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at our key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for our products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired and achieving expected savings and synergies; consequences of our leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions.

These factors are fully discussed in this Annual Report. For further discussion on these factors, see “Item 3—Key Information-Selected Financial Data”, “Item 3—Key Information-Risk Factors”, “Item 4—Information on the Company”, “Item 5—Operating and Financial Review and Prospects—Operating Results”, “Item 10—Additional Information—Exchange Controls” and note 37 to our Group annual financial statements included elsewhere in this Annual Report. You are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Annual Report and are not intended to give any assurance as to future results. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

v

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

Selected Financial Data

The selected financial data set forth below has been derived from our Group annual financial statements and are qualified by reference to, and should be read in conjunction with, our Group annual financial statements and the notes thereto, which are included elsewhere in this Annual Report, and “Item 5—Operating and Financial Review and Prospects”.

We prepare our Group annual financial statements according to South African generally accepted accounting principles. There are significant differences between these principles and those applied in the United States. You can read about the principal differences in note 42 to our Group annual financial statements included elsewhere in this Annual Report.

	Year Ended September
	2005	2004	2003	2002	2001
	(US$ million, except per share and number of shares data)
Consolidated Income Statement Data:
South African GAAP:
Sales(1)	5,018	4,728	4,299	3,729	4,184
Operating (loss) profit(4)	(137)	188	272	402	239
Net (loss) profit(5)	(213)	95	143	217	132
Basic (loss) earnings per share (US cents)(5)	(94)	42	62	94	57
Diluted (loss) earnings per share (US cents)(5)	(94)	42	62	93	56
Dividends per share (US cents)(3)	30	30	29	28	26
United States GAAP:
Sales(1)	5,018	4,728	4,299	3,729	4,184
Operating (loss) profit(2)(7)	(232)	120	272	402	273
Extraordinary items(2)	—	—	—	6	5
Net (loss) profit(7)	(332)	46	148	237	130
Basic (loss) earnings per share (US cents)(7)	(148)	20	65	103	56
Diluted (loss) earnings per share (US cents)(7)	(148)	20	64	102	56
Dividends per share (US cents)(3)	30	30	29	28	26
Consolidated Balance Sheet Data:
South African GAAP:
Total assets(5)	5,708	6,144	5,855	4,752	4,594
Operating assets(4)	5,269	5,576	5,192	4,468	4,046
Total long-term borrowings	1,600	1,693	1,742	1,455	1,012
Shareholders’ equity(5)	1,881	2,157	1,983	1,622	1,537
United States GAAP:
Total assets(7)	5,808	6,419	6,090	4,931	4,766
Operating assets(5)(7)	5,369	5,889	5,465	4,672	4,258
Total long-term borrowings(7)	1,643	1,904	1,869	1,559	1,111
Shareholders’ equity(7)	1,579	1,979	1,908	1,581	1,561

Other Information:
South African GAAP:
EBITDA(6)	353	653	667	740	590
Weighted average number of ordinary shares in issue (in million)	225.8	226.3	229.1	230.2	232.8
United States GAAP:
EBITDA(6)(7)	239	570	656	745	618
Weighted average number of ordinary shares in issue (in million)	224.7	225.0	227.6	228.8	231.0

(1)                Sales are defined in note 2 to our Group annual financial statements included elsewhere in this Annual Report.

(2)                Certain items, which are included under Operating profit under SA GAAP, are included under Extraordinary items for US GAAP. For more information refer to note 42 to our Group annual financial statements included elsewhere in this Annual Report.

(3)                The dividends per share were, in each case, declared after the end of the year indicated. For further information on our dividend policy, see “Item 8—Financial Information—Dividend Policy”.

(4)                Operating assets are defined in note 38 to our Group annual financial statements included elsewhere in this Annual Report.

(5)                Net (loss) profit, basic (loss) earnings per share, diluted (loss) earnings per share, total assets and shareholders’ equity has been restated under SA GAAP to take into account the requirements of AC 501—Accounting for “Secondary Tax on Companies (STC)”—which became effective from the beginning of the current financial year. The effect on net (loss) profit is a decrease of US$3 million, US$4 million and US$6 million for 2004, 2002 and 2001 respectively. The effect on basic (loss) earnings per share is a decrease of 1 US cents, 2 US cents and 2 US cents for 2004, 2002 and 2001 respectively. The effect on diluted (loss) earnings per share is a decrease of 1 US cents, 2 US cents and 3 US cents for 2004, 2002 and 2001 respectively. The effect on total assets and shareholders’ equity is an increase of US$38 million, US$38 million, US$25 million and US$40 million for 2004, 2003, 2002 and 2001 respectively.

(6)                In connection with the U.S. Securities Exchange Commission (“SEC”) rules relating to “Conditions for Use of Non-GAAP Financial Measures”, we have reconciled EBITDA to net profit rather than operating profit and recalculated EBITDA. As a result our definition has been amended to retain non-trading profit/loss and minority interest as part of EBITDA. EBITDA represents earnings before interest (net finance costs), tax, depreciation and amortisation (including fellings). We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under SA GAAP or US GAAP. EBITDA is not a measure of performance under SA GAAP or US GAAP. EBITDA should not be construed as an alternative to operating profit as an indicator of the company’s operations in accordance with SA GAAP or US GAAP. EBITDA is also presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes. However, EBITDA is presented on a Group basis, and there are regulatory and contractual limitations on our businesses’ ability to transfer funds among each other. We may also incur tax costs with these transfers. As a result, EBITDA generated by one business may not be available to make payments on borrowings by another business. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully. See the Group income statement to our Group annual financial statements included elsewhere in this Annual Report for an explanation of the computation of net finance costs.

(7)                Operating (loss) profit, net (loss) profit, basic (loss) earnings per share, diluted (loss) earnings per share, total assets, operating assets, total long-term borrowings, shareholders’ equity and EBITDA under US GAAP have been restated for certain changes identified under US GAAP. For more information on this restatement refer to Item 15 of this Annual Report and note 42 to our Group annual financial statements included elsewhere in this Annual Report.

The following table reconciles net (loss) profit to EBITDA.

	Year Ended September
	2005	2004	2003	2002	2001
	(US$ million)
South African GAAP:
Net (loss) profit	(213)	95	143	217	132
Add back:
Depreciation and amortisation (fellings)	490	465	395	338	351
Net finance costs	87	110	111	102	92
Taxation	(11)	(17)	18	83	15
EBITDA	353	653	667	740	590
United States GAAP:
Net (loss) profit	(332)	46	148	237	130
Add back:
Depreciation and amortisation (fellings)	470	450	385	349	350
Net finance costs	55	93	90	74	92
Taxation	46	(19)	33	85	46
EBITDA	239	570	656	745	618

Risk Factors

In addition to other information contained in this Annual Report, you should carefully consider the following factors before deciding to invest in our ordinary shares and American Depository Shares (“ADSs”). There may be additional risks that we do not currently know of or that we currently deem immaterial based on the information available to us. Our business, financial condition or results of operations could be materially adversely affected by any of these risks, resulting in a decline in the trading price of our ordinary shares and ADSs.

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

The selling prices of the majority of the products manufactured and purchase prices of many of our raw materials used generally fluctuate in line with commodity cycles; however, as occurred in fiscal 2005, we may not be able to increase selling prices sufficiently or in time to offset the effects of increased costs, which has an adverse impact on our profitability. Other than maintaining a high level of pulp integration, no hedging techniques related to our raw materials and products are applied. Movements in prices of pulp and paper products are difficult to predict. Also, there may be periods during which demand for our products is insufficient to enable us to operate our production facilities in an economical manner. A sustained period of weak demand or excess supply would be likely to adversely affect pulp and paper prices which could have a material adverse effect on our operating rates and financial results.

Despite a relatively high level of pulp integration on a Group-wide basis, a significant increase in the prices for pulp or pulpwood could adversely affect our non-integrated and partially integrated operations if they are unable to raise paper prices sufficiently to offset the effects of increased costs.

The majority of our fine paper sales consist of sales to merchants. The pricing of products for merchant sales can generally be changed upon between 30 to 90 days advance notice to the merchant. Sales to converters may be subject to longer notice periods for price changes. Such notice periods generally would not exceed 6 to 12 months. In southern Africa, we have entered into longer-term fixed-price agreements of between 6 to 12 months duration for primarily packaging paper and newsprint sales with domestic customers. Such agreements accounted for less than 5% of consolidated sales during fiscal 2005.

Most of our chemical cellulose (dissolving pulp) sales contracts are multi-year contracts. The pricing is generally based on a formula linked to the NBSK price and reset on a quarterly basis.

For further information, see “Item 4—Information on the Company—Business Overview—The Pulp and Paper Industry”.

The markets for pulp and paper products are highly competitive, and many of our competitors have advantages that may adversely affect our ability to compete with them, particularly in North America.

We compete against a large number of pulp and paper producers located around the world. A recent trend towards consolidation in the pulp and paper industry has created larger, more focused pulp and paper companies. Some of these companies benefit from greater financial resources or operate mills that are lower cost producers of pulp and paper products than our mills. We cannot assure you that each of our mills will be competitive. Furthermore, we cannot assure you that we will be able to take advantage of consolidation opportunities which may arise, or that any failure to exploit opportunities for growth would not make us less competitive. Increased competition, including import duties decrease in accordance with the terms of free trade agreements, could cause us to lose market share, increase expenditures or reduce pricing, any of which could have a material adverse effect on the results of our operations. In addition, competition may result in our being unable to increase selling prices of our products sufficiently or in time to offset the effects of increased costs without losing market share, as occurred in Europe in fiscal 2005, which has an adverse impact on profitabily.

Our North American business has experienced significant losses in recent years due to competition, and it may face additional competitive challenges to returning to profitability. There was a significant amount of coated fine paper capacity added in China in 2005. Some of this capacity may be exported to the US, depressing domestic operating rates and potentially also depressing prices. While we believe our North American business is competitive compared to our US competitors, the assets of our North American business are small in comparison to new world-scale coated fine paper machines. The cost position of our machines in relation to imports from both Asia and Europe may be less competitive due to a variety of factors including currency, fuel costs, shipping charges, duties and market pulp prices. A significant strengthening of the US dollar in comparison to the euro could attract a significant amount of imports from Europe.

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

For further information, see “Item 4—Information on the Company—Business Overview—Environmental and Safety Matters—Environmental Matters” and “Item 5—Operating and Financial Review and Prospects—Operating Results”.

The availability and cost of Insurance cover can vary considerably from year to year as a result of events beyond our control, and this can result in our paying higher premiums and periodically being unable to maintain the levels or types of insurance carried.

The events of September 11, 2001, and more recently the Asian Tsunami and hurricanes in the United States have resulted in substantial property damage losses seriously affecting the insurance industry, which has led to significant increases in premiums and self-insured deductibles over the last few years in some of the components of our insurance structure and may lead to future increases.

Although we have successfully placed the renewal of our 2006 insurance cover at rates lower than 2005 and self-insured deductibles for any one property damage occurrence have remained at $25 million, with an unchanged aggregate limit of $40 million, we are unable to predict whether past or future events will result in less favourable terms. For property damage and business interruption, there generally does not seem to be cost effective cover available to full value, however, the directors believe that the loss limit cover of $1 billion should be adequate for what they have determined as the reasonably foreseeable loss for any single claim.

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

Our ratio of total interest-bearing borrowings to shareholders’ equity has improved significantly in recent years, from 142% at September 1999, to 99% at September 2005. At September 2005, our total interest-bearing borrowings were $1,870 million. While reduction of borrowings is a priority, opportunities to grow within our businesses will continue to be evaluated, and the financing of any future acquisition may include the incurrence of additional indebtness.

We are subject to South African exchange controls, which partially inhibit the free flow of funds from South Africa and can restrict activities of subsidiaries of the Sappi Group. These exchange controls have affected the geographic distribution of our debt. As a result, acquisitions in the United States and Europe were financed with indebtedness incurred by companies in those regions. The level of our debt has important consequences. For example, our ability to obtain additional financing may be limited, which could limit, among other things, our ability to exploit growth opportunities; a substantial portion of our cash flow from operations may be required to make debt service payments; we are exposed to increases in interest rates because a portion of our debt bears interest at variable rates; we may be more leveraged than certain of our competitors; we may be more vulnerable to economic downturns and adverse changes in our business; and our ability to withstand competitive pressure may be more limited.

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

The Westbrook, Somerset and Muskegon Mills United Steelworkers union contracts that expired in May 2002, June 2003 and August 2005 respectively are under negotiation, and the Cloquet USW contract expires in April 2006. Collective labour agreements have been renegotiated for all sites in Europe during the fiscal 2004, with minor disruption to operations at only one site. At our southern African mills wage negotiations occur annually and in 2005 negotiations were conducted without any industrial action, despite several industry wide wage related strikes. While we hope to reach agreements on new contracts at all affected sites, in the event that agreements cannot be reached and a prolonged work stoppage that results in a curtailment of output ensues at any or all such sites, our business could be adversely affected.

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

Since the adoption of the euro by the European Union on January 1, 1999 (when the euro was trading at approximately $1.18 per euro), it has fluctuated against the US dollar to approximately $1.20, $1.23 and $1.15 per euro at the end of fiscal 2005, 2004 and 2003, respectively. It reached a low of approximately $0.83 per euro on October 25, 2000 and, on December 7, 2005, was trading at approximately $1.17 per euro.

In recent years, the value of the Rand against the US dollar has fluctuated considerably. It has moved against the US dollar to approximately R6.37, R6.43 and R7.13 per US dollar at the end of fiscal 2005, 2004 and 2003, respectively. The Rand reached a low of approximately R13.90 per US dollar on December 21, 2001. Since then, it has appreciated and on December 7, 2005 was trading at approximately R6.30 per US dollar.

For further information, see notes 21 and 37 to our Group annual financial statements included elsewhere in this Annual Report and “Item 5—Operating and Financial Review and Prospects—Operating Results—Foreign Exchange, Inflation and Interest Rates”.

There are risks relating to South Africa that could affect your investment in our Company.

We are incorporated in South Africa and own operations in southern Africa. As a result, there are risks relating to South Africa, that could affect an investment in our Company. These risks arise from the fact that we are subject to various economic, fiscal, monetary, regulatory, operational and political policies and factors that affect South African companies and their subsidiaries generally. See “Item 5—Operating and Financial Review and Prospects—South African Economic and Political Environment” and “Item 5—Operating and Financial Review and Prospects—South African Exchange Controls”. While certain of these risks, for example regulatory and operational risks, are limited by the fact that in fiscal 2005, 26% of our sales emanated from southern Africa, 45% from Europe and 29% from North America, and 36% of our operating assets were located in southern Africa, 37% in Europe and 27% in North America, in fiscal year 2005 our operations outside southern Africa had an operating loss of $194 million and our operations in southern Africa had an operating profit of $57 million.

We face certain risks in dealing with HIV/AIDS which may have an adverse effect on our southern African operations.

There is a serious problem with HIV/AIDS infection among our southern African workforce, as there is in southern Africa generally. Although the HIV/AIDS infection rate of our southern African workforce is significantly lower than the national average, it is expected to increase over the next decade. While we have several programmes designed to mitigate the impact of the disease on our business, the costs and lost worker’s time associated with HIV/AIDS may adversely affect our southern African operations.

Several customers account for a significant amount of our revenues.

We sell a significant portion of our products to several major customers, including PaperlinX Ltd which acquired Buhrmann Paper Merchant Division in November 2003, Unisource Worldwide Inc. and International Paper Company. Any adverse development affecting our principal customers or our relationships with our principal customers could have an adverse effect on our business and results of operations. See “Item 4—Business Review—Marketing and Distribution—Sappi Fine Paper—Customers” and “Item 4—Business Review—Marketing and Distribution—Sappi Forest Products—Customers”.

Because of the nature of our business and workforce, we are facing challenges in the retention and succession planning of management that could adversely affect our business.

We are facing an aging demographic work profile among our management due to the mature nature of our industry and the rural and often remote location of our mills, together with generally long tenure of employees at the mills. As a result we are likely to experience groups of employees leaving the company within a relatively short space of time of one another and may have difficulty attracting qualified replacements. The potential risks we face are a loss of institutional memory, skills, experience and management capabilities. Although we have put in place a number of initiatives to mitigate this risk, including implementing programs to promote phased retirement and transfer of knowledge, creating flexibility in career and job design and focussing greater effort on succession planning and talent review and effective skills training and leadership development we may be unable to attract and retain sufficient qualified replacements when and where necessary to avoid an adverse impact on our business.

Risks Related to Our Shares

Your ability to sell a substantial number of ordinary shares may be restricted by the limited liquidity of shares traded on the JSE Limited.

The principal trading market for the ordinary shares of Sappi Limited is the JSE Limited (“JSE”) (formerly the JSE Securities Exchange South Africa). Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major international markets. In fiscal 2005, 264 million ordinary shares of Sappi Limited were traded on the JSE and 83 million ADSs were traded on the New York Stock Exchange. See “Significant shareholders may be able to influence the affairs of our Company”, “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders”, “Item 9—The Offer and Listing—Offer and Listing Details” and “Item 9—The Offer and Listing—Markets”.

Significant shareholders may be able to influence the affairs of our Company.

Although our investigation of beneficial ownership of our shares identified only four beneficial owners of more than 5% of our ordinary shares, holding approximately 25.1%, as shown in our shareholders’ register at September 30, 2005, the five largest shareholders of record, four of which are nominees that hold shares for a multitude of beneficial owners, owned approximately 94.7% of our ordinary shares. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders”.

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

Until 1990, we primarily expanded our operations within southern Africa. Since 1990, we have grown through acquisitions outside of southern Africa. In December 1994, Sappi and a group of financial investors acquired S.D. Warren Company, the market leader in the United States in coated fine paper and a major producer of other speciality paper products. It now conducts business as Sappi Fine Paper North America. In December 1997, we acquired a 91.5% ownership interest in KNP Leykam, the leading European producer of coated fine paper. KNP Leykam now conducts business as Sappi Fine Paper Europe. On May 13, 2002, we acquired Potlatch Corporation’s coated fine paper business and have integrated it in Sappi Fine Paper North America.

In December 2004 we acquired 34% of Jiangxi Chenming Paper Company, a joint venture which commissioned in mid-2005 a coated mechanical paper machine, mechanical pulp mill and deinked pulp mill in China.

For information on our principal investments and capital expenditures, see the description of our business in “—Business Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

We currently have our primary listing on the JSE and have secondary listings on the New York and London Stock Exchanges.

BUSINESS OVERVIEW

Business Strategy

Our objective for the coming years is to build on our position as the global leader in the coated fine paper market, which was from the beginning of the 1990’s one of the fastest growing market sectors in the paper industry, and to explore opportunities across the broad spectrum of coated paper to utilise our experience in paper coating as well as the chemical cellulose (dissolving pulp) market and to support this with a high level of economic pulp integration. These represent our core products and sectors in the paper and forest products industry. We will continue to invest in our southern African businesses which have important market shares. The key elements of our business strategy are and have been as follows:

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

Maintain a global presence.

One of Sappi’s key strengths is our geographically diverse business base. We have a significant presence in each of Europe, North America and Africa, and a modest presence in Asia. The presence in Europe and North America has been built up over the past ten years, largely through strategic acquisitions. We will continue to pursue a strategy of geographic diversification supported by leading market positions.

Maintain a high level of economic pulp integration.

We intend to maintain a high level of economic pulp integration, which helps reduce the impact of pulp price volatility on our earnings.

Maintain cost efficient asset base and invest to increase efficiency/productivity.

We believe our asset base has some of the lowest cost and most efficient assets in the coated fine paper sector in the world. We maintain a rigorous focus on costs, and actively manage our asset base, including divesting or closing non-performing assets. We have closed 13 paper machines since 1995, including the recent closure of the Number 4 paper machine at Muskegon Mill.

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

Through our partnership with a leading global software provider, we are focused on developing unique information technology solutions that satisfy our customers’ requirements and production capabilities, resulting in improved service delivery and operational efficiency.

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

The following table shows a breakdown and description of the major product categories Sappi participates in the products in these categories and the typical uses for such products. We have produced and sold each of these products in each of our last three fiscal years.

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
Packaging products:
Packaging paper

Heavy and lightweight grades of paper and board primarily used for primary and secondary packaging of fast moving consumer goods, agricultural and industrial products. Products include containerboard (corrugated shipping containers), sack kraft (multi-walled shipping sacks) and machine glazed kraft (grocers bags). Can be coated to enhance barrier and aesthetics properties.

Groundwood products:
Newsprint	Manufactured from groundwood and bleached chemical pulp. Uses include advertising inserts and newspapers. Demand is highly dependent on newspaper circulation and retail advertising.
Coated groundwood paper	A coated groundwood fibre based paper, primarily used for magazines, catalogues and advertising material. Manufactured from mechanical pulp.
Pulp:
Paper pulp

Main raw material used in production of printing, writing and packaging paper. Pulp is the generic term that describes the cellulose fibre derived from wood. These cellulose fibres may be separated by mechanical, thermo-mechanical or chemical processes. The chemical processes involve removing the glues (lignins) which bind the wood fibres to leave cellulose fibres. Paper made from chemical pulp is generally termed “woodfree”. Uses include paper, paperboard and tissue.

Chemical cellulose (dissolving pulp)

Manufactured by similar processes to paper pulp, but purified further to leave virtually pure cellulose fibres. Chemical cellulose is used in the manufacture of a variety of cellulose textile and non-woven fibre products, including viscose staple fibre (rayon), solvent spun fibre (lyocell) and filament. It is also used in various other cellulose-based applications in the food, cigarette, chemical and pharmaceutical industries. These include the manufacture of acetate tow microcrystalline cellulose, cellophane, ethers and moulding powders. The various grades of chemical cellulose are manufactured in accordance with the specific requirements of customers in different market segments. The purity of the chemical cellulose is one of the key determinants of it’s suitability for particular applications with the purer grades of chemical cellulose generally supplied into the speciality segments.

Timber products:	Sawn timber for construction and furniture manufacturing purposes.

The following table sets forth selected pulp and paper prices in certain markets for the periods presented.

	Year Ended September
	2005		2004		2003
	Low	High	Low	High	Low	High
Coated Fine Paper
100 gsm delivered Germany (euro per metric tonne)(1)	845	845	820	855	845	906
60 lb. delivered US (US$ per short tonne)(2)	870	920	735	840	740	755
Uncoated Fine Paper
50 lb. delivered US (US$ per short tonne)(3)	700	770	575	750	590	730
Paper Pulp
NBSK (US$ per metric tonne)(4)	585	655	540	660	420	560
Chemical cellulose
92 alpha (US$ per metric tonne)(5)	600	780	600	780	500	630

(1)                 100 gsm sheets, Pulp & Paper International (PPI).

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

Our 2005 North American coated fine paper sales volume was 31% in sheet form and 69% in reel form. The sheet volume is largely influenced by brochure and general commercial printing activities and printers using mainly sheetfed offset lithographic printing processes, which are not particularly seasonal, and corporate annual reports, which result in heaviest demand during the first calendar quarter. Reels volume is heavily influenced by catalogue and text book activity, which results in heaviest demand during the third calendar quarter, and publication printer activity, which is not particularly seasonal. These printers principally use heatset web offset printing processes.

Our 2005 European business’ sales volumes of coated fine paper were 74% in sheet form and 26% in reels form. Due to the diversity in languages in the European market, the print editions of brochure and general commercial printing activities are considerably smaller than in the US market. This translates into a significantly higher volume in sheets. The seasonal patterns of both sheets and reels are mostly influenced by the catalogue business. This segment has its highest seasonal activity in the spring, when the fashion catalogues come out, and the autumn, when the Christmas catalogues and holiday brochures are printed. Commercial print and publishing business provide a more steady demand in this market.

See “Item 5—Operating and Financial Review and Prospects—Markets”.

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

Packaging Paper.   As with fine paper, the market for packaging papers is affected by cyclical changes in the world economy, local economic growth, retail sales and by changes in production capacity and output levels. The southern African containerboard market has been positively affected by gross domestic product growth and corresponding growth in retail sales. Demand for sack kraft is largely driven by the demand for cement, potatoes, sugar and milling products. Sappi’s market share was negatively affected by lower priced imported products and production constraints in 2005.

Over the past decade, kraft linerboard prices have ranged from $325 to $685 per metric tonne (CIF) in Northern Europe. As of October 2005, kraft linerboard prices were approximately $448 per metric tonne in Northern Europe. In the southern Africa domestic market, we have entered into medium-term contractual commitments with converters of boxes, sacks and bags. These commitments include certain volume targets and, in some cases, as is customary in the market, fixed prices for periods of 12 months.

Groundwood Products

Newsprint.   The Ngodwana mill produces newsprint. The worldwide market for newsprint is a low growth sector in the paper industry and was adversely affected during the early 1990s by substantial increased capacity and stagnating demand from, and cost-cutting measures imposed by, major newsprint end-users. Over the past decade, the price of newsprint has ranged from a low of $420 per metric tonne in the second quarter of 1992 to a high of $750 per metric tonne in the fourth quarter of 1995 and the first quarter of 1996. In recent years, a significant increase in industry consolidation has stabilised the newsprint market and reduced segment over-capacity. As a result of the slowing economy, newsprint prices started to decline in the middle of 2001 from a peak of $625 in April 2001, to a low of $445 in July 2002. As of October 2005, the price of newsprint (delivered East Coast USA) had increased to approximately $630 per metric tonne.

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

NBSK market pulp prices, which increased steadily through the second half of fiscal 1997, were adversely affected during fiscal 1998 by declining pulp demand resulting from the Asian economic crisis. Pulp prices at the end of 1998 were 22% lower than at the beginning of the year. During the first quarter of 1999, pulp prices remained relatively stable at $460 per metric tonne, the lowest level since 1993. Since the end of March 1999, pulp prices increased significantly based on improved demand and limited net capacity growth. At the start of the third quarter of 2000, the NBSK market pulp price in Europe reached $710 per metric tonne. In line with the global economy, pulp demand has been low throughout 2002 and 2003 and price fluctuations have been driven primarily by supply management and the consequent impact on inventories. Accordingly, pulp prices fluctuated considerably with a difference of $125 per metric tonne between the high and low of the NBSK price during fiscal 2003. The NBSK price fluctuated between $540 and $660 in fiscal 2004 compared to $435 and $560 in fiscal 2003. Indications are that the pulp market is improving as a result of production discipline and declining market pulp inventories with the NBSK price edging up to $601 per metric tonne in November 2005.

Market unbleached kraft pulp (UKP) is used in the production of packaging papers, including kraft linerboard and sack kraft and for certain niche products such as oil and air filters. The market price of UKP generally follows the price trends of other paper pulp grades.

Chemical cellulose (dissolving pulp).   The viscose staple fibre (VSF) industry which manufactures textile and non-woven fibres is the largest market segment for chemical cellulose. Prices of VSF grade chemical cellulose generally follow those of the European NBSK. Over the past decade, the price of VSF grade chemical cellulose has ranged from a high of over $1,000 per metric tonne in the fourth quarter of 1995, to a low of $470 per metric tonne in the second quarter of 2002. During the past year, prices of VSF grade chemical cellulose continued to trend upwards from this 2002 low, reaching a high of $788 per metric tonne in the quarter ended June 2005 but they have subsequently begun to retreat from that level. Prices of the higher purity chemical cellulose used in applications other than for VSF products tend to be more stable and are largely unrelated to the price of NBSK. The manufacture of cellulose acetate flake (used in the manufacture of acetate tow for cigarette filter tips) is the second largest application for chemical cellulose after viscose staple fibre. The market price for chemical cellulose used for cellulose acetate flake production has increased to levels above $900 per metric tonne and is set by competitive forces within this specific market.

Timber Products

Our timber products operations are concentrated in South Africa and consist of sawn timber for the building industry and components for the furniture and packaging industry.

Business Review

We are the world’s largest producer of coated fine paper, with a market share of approximately 24% in the United States, 20% in Europe and greater than 60% in southern Africa. In addition, we are the world’s largest producer of chemical cellulose, with a market share of approximately 15%.

We are a geographically diverse global paper company with significant manufacturing operations on three continents and sales in over 100 countries. During fiscal 2005, we had sales of $5,018 million, operating loss of $137 million and net loss of $213 million. We currently have a paper production capacity of approximately 5.1 million metric tonnes per annum, chemical cellulose production capacity of 600,000 metric tonnes per annum and paper pulp production capacity of 3.4 million metric tonnes per annum.

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

We also operate a trading network for the international marketing and distribution of our products outside our core operating regions of North America, Europe and southern Africa. Our trading operation, which we refer to as Sappi Trading, co-ordinates our shipping and other logistical functions for exports from southern Africa, Europe and North America through subsidiaries in South Africa, Europe and in the United States, respectively. All sales and costs associated with Sappi Trading are allocated to the two business units.

The markets for our pulp and paper products are significantly affected by changes in industry capacity and output levels and by cyclical changes in the world economy. For further information, see “—Information on the Company—Business Overview—The Pulp and Paper Industry” and “Item 5—Operating and Financial Review and Prospects—Operating Results”.

The chart set forth below represents the operational rather than the legal or ownership structure of Sappi as of November 2005. Units shown are not necessarily legal entities.

The following table sets forth certain information with respect to our operations for, or as at the end of, the year ended September 2005.

	Sappi Fine Paper			Sappi	Corporate
	North America	Europe	South Africa	Forest Products	And Other	Total
	(US$ million, metric tonnes in thousands)
Sales volume (metric tonnes)	1,433	2,427	317	3,302	—	7,479
Sales	1,458	2,239	323	998	—	5,018
Operating profit	(270)	76	(12)	73	(4)	(137)
Operating assets(1)	1,426	1,963	215	1,558	107	5,269

(1)                Operating assets as defined in note 38 to our Group annual financial statements included elsewhere in this Annual Report.

SAPPI FINE PAPER

Overview

Sappi Fine Paper is the largest business sector of Sappi and contributed over 80% of our sales in fiscal 2005. It has the capacity to produce 4.2 million metric tonnes of paper per annum at its 15 paper and related paper pulp mills located on three continents. Sappi Fine Paper manages its business in three principal regions: Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Fine Paper South Africa. Sappi Fine Paper also manages the Nash mill in the United Kingdom, which operates as a separate business.

The following chart sets forth certain information with respect to the mills and principal products of Sappi Fine Paper as of November 2005.

The following table sets forth approximate annual production capacity with respect to Sappi Fine Paper’s products.

	Annual Production Capacity
	North America(1)	Europe(2)	South Africa		Total
Production capacity (000s metric tonnes):
Fine paper
Coated(3)	1,190	2,585	80		3,960
Uncoated(4)	—	70	270		340
Total	1,190	2,655	350		4,195
Paper pulp	900	670	160		1,730
Percentage paper pulp integration(5)	102%	44%	62	%(6)	65%

(1)      Excludes the Number 4 paper machine and the mothballed pulp mill at Muskegon.

(2)      Includes the Nash mill under uncoated.

(3)      Includes coated fine paper, coated groundwood paper and speciality papers.

(4)      Includes 30,000 metric tonnes of tissue manufactured at the Stanger mill in South Africa and 14,000 metric tonnes of kraft manufactured at the Enstra and Adamas mills in South Africa.

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

Sappi Fine Paper North America is headquartered in Boston, Massachusetts, and operates four paper mills in the United States in Somerset, Maine; Muskegon, Michigan; Westbrook, Maine; and Cloquet, Minnesota. These four mills have a total annual production capacity of approximately 1.2 million metric tonnes of paper and a capacity of approximately 0.9 million metric tonnes of paper pulp, which represents approximately 102% of Sappi Fine Paper North American pulp requirements. This significantly reduces Sappi Fine Paper North America’s exposure to fluctuations in the price of market pulp that are not driven by fluctuations in wood or other major raw material prices. In July 2005, we announced the closure of the Number 4 paper machine and the mothballing of the pulp mill at Muskegon, which had an annual production capacity of 105,000 metric tonnes of paper and 110,000 metric tonnes of pulp, respectively.

Coated paper accounted for approximately 79% of Sappi Fine Paper North America’s sales in fiscal 2005. Speciality paper and pulp accounted for the remaining 21%.

The following table sets forth sales by product for our North American operations, including contribution from the closed Muskegon assets.

	Year Ended September
	2005	2004	2003
Sales (US$ million):(1)
Coated fine paper	1,148	1,068	1,061
Speciality paper and other(2)	310	305	323
Total	1,458	1,373	1,384

(1)                Includes sales for the Number 4 paper machine at Muskegon mill.

(2)                Other consists primarily of market pulp.

For the year ended September  2005, Sappi Fine Paper North America sold approximately 1,433,000 metric tonnes of paper and pulp products. The following table sets forth, as of September 2005, the production capacity, number of paper machines, products, pulp integration and capital expenditures at each of our continuing mills in North America.

	Mill Locations
Production capacity (000s metric tonnes)	Somerset	Muskegon	Westbrook	Cloquet
Paper	760	170	30	260
Market pulp	70	—	—	280
Number of paper machines	3	1	1	2
Products:
Paper	Coated Fine Paper	Coated Fine Paper	Casting release paper	Coated fine paper
Market pulp	Bleached kraft pulp	—	—	Bleached kraft pulp
Percentage pulp integration(1)	87%	None	None	231%
Capital expenditures (October 2002- September 2005) (US$ million)	67	29	16	67

(1)                Includes pulp sold to third parties.

Cloquet.   The Cloquet mill has two paper machines and an offline coater, producing premium coated paper. The newest machine and coater were installed in 1988 and 1989, respectively. The pulp mill started up by the previous owner in 2000 at a total cost of $525 million and is the newest pulp mill in the United States. The Cloquet paper machines have an annual production capacity of 260,000 metric tonnes of coated paper, and the state-of-the-art pulp mill has an annual production capacity of 410,000 metric tonnes.

Somerset.   The Somerset mill is a low-cost producer and has an annual production capacity of approximately 760,000 metric tonnes of paper and approximately 490,000 metric tonnes of pulp. The pulp mill was built in 1976, and Somerset became an integrated facility with the completion of Paper Machine 1 (PM1) in 1982. Each of the three paper machines at the Somerset facility employs Sappi Fine Paper North America’s patented on-line coating and finishing technology. This technology combines the three steps (paper making, coating and finishing) in the manufacture of coated paper into one continuous process. It is well suited for the lightweight coated papers produced at Somerset, because it allows the production of high gloss, consistent quality products at high speeds.

Muskegon.   The Muskegon mill consists of one continuing paper machine with an annual winder capacity of approximately 170,000 metric tonnes of text and cover weight coated paper using Sappi Fine Paper North America’s on-line finishing technology. On July 28, 2005, we announced the closure of the Number 4 paper machine and the mothballing of the pulp mill at Muskegon, which had an annual production capacity of 105,000 metric tonnes of paper and 110,000 metric tons of pulp, respectively.

Westbrook.   Westbrook is Sappi Fine Paper North America’s original mill, with origins dating back to 1854. After the closure of one of its paper machines, the mill is primarily a speciality paper production facility with an annual capacity of 30,000 metric tonnes of coated fine and casting release paper. Its paper machine primarily produces base paper, which is coated off-line. Westbrook also has six speciality coaters, including four employing Sappi Fine Paper North America’s patented Ultracast® process. This process uses an electron beam to cure coating against a finely engraved steel roll, resulting in a virtually exact replication of the roll pattern. Sappi Fine Paper North America also has a research and development facility at Westbrook.

Sappi Fine Paper North America also operates a coated paper sheeting and distribution facility in Allentown, Pennsylvania, which was completed in 1994 and has an annual sheeting capacity of approximately 100,000 metric tonnes. The Allentown facility produces sheet paper primarily for the Cloquet mill.

Sappi Fine Paper Europe

Sappi Fine Paper is a leading producer of coated fine paper in Europe with a market share of approximately 20% and a producer of commercial printing paper, coated groundwood paper and speciality paper used in packaging, labelling and laminating and a branded range of uncoated printing and business paper. Sappi Fine Paper Europe’s operations consist of seven mills with an aggregate annual production capacity of approximately 2.7 million metric tonnes of paper and 670,000 metric tonnes of related paper pulp. Sappi Fine Paper Europe’s headquarters are located in Brussels, Belgium.

The following table sets forth sales by product for our Sappi Fine Paper Europe operations, including contribution from the Nash mill.

	Year Ended September
	2005	2004	2003
Sales (US$ million):(1)
Coated fine paper(2)	1,934	1,869	1,663
Uncoated fine paper	35	33	33
Speciality coated paper and other	270	225	207
Total	2,239	2,127	1,903

(1)                 Includes sales for the Nash mill, which contributed $42 million of sales (31,651 metric tonnes) in fiscal 2005, $44 million of sales (33,650 metric tonnes) in fiscal 2004 and $41 million of sales (33,820 metric tonnes) in fiscal 2003.

(2)                 Includes coated mechanical paper produced at Lanaken mill.

For the year ended September 2005, Sappi Fine Paper Europe sold approximately 2,427,000 metric tonnes of paper and pulp products. The following table sets forth the annual production capacity, number of paper machines, products, pulp integration and capital expenditures at each of Sappi Fine Paper Europe’s mills in Europe.

	Mill Location
	Germany		Austria	Netherlands		Belgium	United Kingdom
	Alfeld	Ehingen	Gratkorn	Maastricht	Nijmegen	Lanaken	Blackburn
Paper capacity (000s metric tonnes)	360	235	860	320	240	490	120
Number of paper machines	5	1	2	2	1	2	1
Products	Coated fine paper, coated specialities and uncoated fine paper	Coated fine paper and uncoated fine paper	Coated fine paper and uncoated fine paper	Coated fine paper and coated speciality paper	Coated fine paper	Coated groundwood paper and coated fine paper	Coated fine paper
Percentage pulp integration(1)	59%	75%	58%	None	None	52%	None
Capital expenditures (October 2002–September 2005) (US$ million)	38	52	88	33	17	58	6

(1)                 Includes pulp sold to third parties.

Alfeld.   The Alfeld mill is located to the south of Hannover, Germany, and its origins date back to 1706. It has a paper production capacity of approximately 360,000 metric tonnes and a pulp production capacity of approximately 120,000 metric tonnes per annum. It produces coated fine and speciality paper products, which are mainly coated and have a variety of finishes. In 1995 a major rebuild of Alfeld’s Paper Machine 3 (PM3) was completed, enhancing the production of low substance flexible packaging papers. Alfeld’s PM3 employs a fully integrated concept of in-line coating and calendaring. The Alfeld mill produces totally chlorine-free (“TCF”) bleached sulphite pulp for its own use. In early 2002, a rebuild of Alfeld’s Paper Machine 2 (PM2) was completed. Alfeld spent approximately € 50 million on the rebuild of PM2.

Ehingen.   The Ehingen mill is located to the southeast of Stuttgart, Germany, and was acquired by Hannover Papier, predecessor entity to Sappi Alfeld, in 1987. A paper machine with a capacity of 180,000 metric tonnes per annum of coated fine paper was commissioned in July 1991, expanding Ehingen from a market pulp mill into an integrated pulp and paper mill. During 1994 the construction of a high-rack warehouse was completed. As a result of upgrades during 1994 and 1996, Ehingen’s total paper capacity was increased to 235,000 metric tonnes per annum. The pulp mill’s capacity is currently 135,000 metric tonnes per annum of TCF bleached sulphite pulp. The pulp is produced mainly for internal use, but is also sold to third party customers.

Gratkorn.   Paper has been produced at the Gratkorn, Austria, site for more than four centuries. In course of a major expansion and renovation project the Gratkorn mill has been transformed from a five-machine mill into a two-machine mill. As a result of this project, Gratkorn now has an annual capacity of 860,000 metric tonnes of triple-coated fine paper on just two paper machines and 250,000 metric tonnes of

TCF chemical pulp. The machines at Gratkorn are among the largest and most efficient paper machines in the world. After recent extension of Gratkorn’s sheeting plant it also has an annual sheet finishing capacity of 800,000 metric tonnes.

Maastricht.   The Maastricht, Netherlands, mill has the capacity to produce over 320,000 metric tonnes per annum of coated fine paper and board and one-side coated paper used primarily for printing labels. Paper was first produced in Maastricht in 1852. Paper Machine 6 (PM6), which was installed at Maastricht in 1962, was first rebuilt in 1977. In 1996, PM6 underwent an extensive NLG224 million (€ 102 million) rebuild. Maastricht specialises in high basis-weight triple-coated fine paper and board for graphics applications. PM6’s production complements that of the Gratkorn mill, which produces lower weight coated fine paper. Paper Machine 5 (PM5) at Maastricht was constructed in 1952. It underwent a rebuild in 1995, when it was reconfigured at a total cost, including the related upgrade of PM5’s entire line, of $13 million and a further upgrading in 2001. Following the reconfiguration, PM5 is utilised as a dedicated one-side coated speciality paper machine.

Nijmegen.   The Nijmegen, Netherlands, mill began operations in 1955 and operates one paper machine. The mill specialises in the production of reels of coated fine paper for web offset printing. It also produces special coated fine paper for use in digital printing. The Nijmegen mill was upgraded in 2001. The upgrade increased its capacity by 40,000 metric tonnes per annum. With an annual production capacity of 240,000 metric tonnes, the Nijmegen mill is one of Europe’s largest suppliers of coated fine web offset paper. Rotary, or web, offset paper is used for commercial printing and publishing.

Nijmegen and Neusiedler AG, an Austrian, paper company, terminated their joint venture to operate an 80,000 metric tonnes capacity sheeting centre in the course of 2001 and have closed the related facility.

Lanaken.   The Lanaken, Belgium, mill began commercial operations in 1966. It produces coated groundwood paper and lower weight wood-containing coated paper for offset printing. Coated groundwood paper for web offset presses is used primarily in the production of advertising materials and magazines. Lanaken’s two paper machines have a total annual capacity of 490,000 metric tonnes. One machine principally produces coated groundwood paper. It was completely overhauled in 1992, and an additional off-line coater was installed to provide triple coating capability. The other paper machine produces lower-weight wood-containing paper. Its capacity was increased to 285,000 metric tonnes per annum as a result of an optimisation process during the mid-1990s. Lanaken produces chemo-thermo-mechanical pulp (CTMP) in an integrated plant which has been extended to an annual capacity of 165,000 metric tonnes in 2003. This enables the mill to supply approximately 52% of its fibre requirements for paper production.

Blackburn.   The Blackburn, England, mill was established in 1875, and has been a major producer of cast coated paper. The Blackburn mill was rebuilt completely in 1996. In May 2000, we sold our Astralux brand of cast coated papers produced at the mill to the Favini Group in Italy. The production of cast coated papers at the Blackburn mill ceased at the end of May 2000. The Blackburn mill will continue to focus on its main business, the production of coated fine paper in reels.

Nash.   The Nash mill in Hemel Hempstead, England, has been operating as a paper mill since the 1800s and manufactures a variety of different grades of paper and board. The mill’s principal products are its branded and watermarked business papers, sold under the Croxley brand name, and its wide range of white and coloured boards, sold under the Vanguard brand name. The mill has the capacity to produce 30,000 metric tonnes of paper and board per annum.

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

Sappi Fine Paper South Africa

Sappi Fine Paper, through Sappi Fine Paper South Africa, produces and markets a wide range of coated, uncoated and speciality papers as well as crêped tissue and fibreboard in South Africa. Sappi Fine Paper South Africa is headquartered in Johannesburg. In the uncoated fine paper sector, where we have approximately 53% market share, Sappi Fine Paper operates one integrated pulp and uncoated paper mill, Enstra (located near Johannesburg). Stanger (located north of Durban) uses bagasse (the fibrous residue of sugar cane) to produce coated fine paper and tissue. A smaller paper mill, Adamas (located in Port Elizabeth) utilises pulp from our pulp mills and waste paper to produce speciality paper and some kraft products. Sappi Fine Paper South Africa is the only producer of coated fine paper in South Africa.

The following table sets forth sales by product for our Sappi Fine Paper South Africa operations.

	Year Ended September
	2005	2004	2003
Sales (US$ million):
Coated fine paper	67	58	46
Uncoated fine paper	188	192	172
Speciality paper and other	68	61	52
Total	323	311	270

The following table sets forth the annual paper production capacity, number of machines, products, pulp integration and capital expenditures at each of the mills of Sappi Fine Paper South Africa.

	Mill Locations
	Enstra	Stanger	Adamas
Paper capacity (000s metric tonnes)	200	110	40
Number of paper machines	3	2	2
Products	Uncoated fine paper	Coated fine paper, coated label paper and tissue	Prestige stationary, envelope paper and corrugated medium
Percentage pulp integration	66%	76%	None
Capital expenditures (October 2002- September 2005) (US$ million)	23	17	4

Enstra.   The Enstra mill is the largest mill of Sappi Fine Paper South Africa, with a capacity of approximately 200,000 metric tonnes of elemental chlorine-free uncoated fine paper products per annum. In 1996, the Enstra mill completed a $96 million capital expenditure programme. This programme increased capacity by 50,000 metric tonnes per annum and has resulted in improved production efficiency and product quality. The product range at the Enstra mill caters to the business forms, scholastic, office, envelope and general printing industries. The mill has a capacity of 100,000 metric tonnes per annum of bleached hardwood pulp. The mill uses an oxygen bleaching process, which is a process that was developed at the mill in the 1970s and has since become the industry standard.

Stanger.   The Stanger mill commenced operations in 1976. It is unique in South Africa in that it uses bagasse as its basic raw material to produce high quality matte and gloss coated art papers and tissue. Art paper is used for high quality books and magazines, brochures, annual reports and labels. A $26 million upgrade of the mill’s paper machine was completed in August 2001, increasing the coated paper capacity to

80,000 metric tonnes per annum. The mill also produces 30,000 metric tonnes of tissue per annum and has a capacity of 60,000 metric tonnes of bleached bagasse pulp per annum.

Adamas.   The Adamas mill is a small speciality mill. It produces high quality, uncoated prestige papers and boards in a variety of colours and embossing patterns. The mill also produces packaging and industrial grades from waste paper. The mill has a capacity of 40,000 metric tonnes of paper per annum. This mill purchases wastepaper and bleached pulp from other mills in the Sappi Group.

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

Merchants are authorised to distribute Sappi Fine Paper’s products by geographic area and to carry competitors’ product lines to cover all segments of the market. Merchants perform numerous functions, including holding inventory, sales promotion and marketing, taking credit risk on sales and delivery, and distribution of the products. Merchants buy paper from Sappi Fine Paper and resell it, placing a mark-up on their purchase price. A merchant may either deliver to the customer from its own stock or arrange for delivery directly from the mill or one of Sappi Fine Paper distribution warehouses.

Sappi Fine Paper North America

Sappi Fine Paper North America’s coated paper sales structure is organised in 6 regions with sales representatives located in all major market areas, and 7 technical representatives located in different regions in North America supporting the sales effort.

Approximately 6.0% of Sappi Fine Paper North America’s coated fine paper sales for fiscal 2005 were outside North America. Sappi Fine Paper North America’s sales outside North America are handled in southern Africa by Sappi Fine Paper South Africa, in Europe by Sappi Fine Paper Europe and by Sappi Trading outside those regions.

In 2005, the Sappi Fine Paper North America sales force sold coated graphic paper to approximately 400 merchant distribution locations. By selling exclusively through merchant channels, Sappi Fine Paper North America believes it has created a loyal group of merchant customers. Rather than competing with merchant distributors, the Sappi Fine Paper North America sales force focuses on generating demand with key printers, publishers and end users, which are then serviced by the merchant distributors.

In the United States, we market speciality paper through a dedicated speciality paper sales team directly to customers. Sappi Fine Paper North America also sells paper directly to large users of coated technical products utilising a dedicated sales team. The special end-use requirements often require a paper made to fit the customer’s specific application.

Sappi Fine Paper Europe

As part of the formation of Sappi Fine Paper in April 1998, the sales and marketing operations of Sappi Fine Paper Europe were reorganised into graphic paper, comprising printing and writing paper, and speciality paper, comprising paper for labelling, packaging and other speciality uses.

The sales division of the graphic paper unit is responsible for all sales of coated fine and groundwood papers in Europe. This includes European sales on behalf of Sappi Fine Paper North America and Sappi Fine Paper South Africa. It is also responsible for export sales to markets outside Europe. Sappi Fine Paper Europe’s graphic products are distributed primarily by merchants. The export sales office manages exports to markets outside Europe through Sappi Trading, Sappi Fine Paper North America and Sappi Fine Paper South Africa.

Sappi Fine Paper Europe’s centralised logistics department was formed in early 1998. It is responsible for the development and optimisation of the logistics of the graphic and speciality papers business units and the re-engineering of the supply chain.

Sappi Fine Paper South Africa

Sappi Fine Paper South Africa has a marketing and sales and technical support team based in four major centres in South Africa. Approximately 22% of the sales of Sappi Fine Paper South Africa in fiscal 2005 were outside of southern Africa to markets in Europe, Africa, Asia and North and Latin America. The products of Sappi Fine Paper South Africa are distributed in southern Africa primarily through merchants. In addition, some large volume orders are sold directly to printers and converters.

Customers

Sappi Fine Paper sells its products to a large number of customers, many of whom have long-standing relationships with us. These customers include merchants, converters and other direct consumers.

The most significant merchant customers, based on sales during fiscal 2005, include:

North America:   Xpedx (a division of International Paper Company), Unisource Worldwide, Inc. (a majority interest of which was sold to Bain Capital Corporation) and Lindenmeyr Paper Company (owned by Central National Gottesman Inc.) and a select number of regionally strong merchants;

Europe:   PaperlinX (acquired the Buhrmann Paper Merchant Division in November 2003), IGEPA (Germany), Antalis Limited (a subsidiary of the Worms & Cie) and IGEPA group (including Pap de France and Scaldia NL); and

Southern Africa:   Antalis SA (Pty) Limited, Peters Papers and Finwood Papers (a division of Buhrmann Paper Merchant Division).

Only one of these merchant distributors, PaperlinX (who acquired the Buhrmann Paper Merchant Division in November 2003), represented more than 10% of our total sales during fiscal 2005. See note 37 to our Group annual financial statements included elsewhere in this Annual Report for more information.

Sappi Fine Paper’s converter customers include both multinational and regional converters. The most significant converter customers, based on sales during fiscal 2005, include: VanLeer, Fasson, Jackstadt, VAW Flexible Packaging, Alcan, UCB Transpac, Lawson Mardon Packaging and Perstop. These customers use our products in the production of pressure sensitive and other types of labels as well as flexible packaging. Nampak, the CTP Group of companies, Paarl Media:Lithotech, Merpak and Freedom and Silvery are also significant converter customers. These companies use our products in the production of packaging products. No converter customer, however, represented more than 10% of our total sales during fiscal 2005.

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

Pulp and paper are subject to relatively low tariff protection in major markets, with existing tariff protections being further reduced under the World Trade Organization (“WTO”). In South Africa, for example, no tariffs are imposed on imports of pulp and newsprint. Tariffs on most other paper products under the WTO are 7% and will decline to 5% over time.

In 1999, South Africa entered into a free trade agreement with the European Union, which is intended to remove tariffs on 90% of bilateral trade over a twelve-year period. The implementation of this agreement has commenced. We do not anticipate that the agreement will have any material impact on our business in the short term. In the long term, however, we expect that the agreement will lead to increasing pricing pressure from imports, which could have a material impact on our pricing structure in South Africa. Pursuant to the agreement, import duties on coated and uncoated woodfree fine products from member states of the European Union currently stands at 0%, as per the current Jacobsens’ Import Tarriffs. Corresponding duties on South African products imported in member states of the European Union will also be phased out over a period of seven to twelve years.

Competition in markets for our products is primarily based on price, quality, service, breadth of product line, product innovation and sales and distribution support. The speciality paper market puts greater emphasis on product innovation and quality as well as technical considerations. The packaging paper and newsprint markets place more emphasis on price.

North America

The major domestic coated fine producers which compete with Sappi Fine Paper in North America are NewPage (formerly part of MeadWestvaco and now owned by Cerberus), Stora Enso and International Paper Company. In addition, approximately 29% of US consumption is supplied by foreign producers, primarily Asian and European.

Europe

Recent merger and acquisition activity in the European pulp and paper industry includes: in 2004, the merger of Italian papermakers Cartiere Burgo and Holding Gruppo Marchi, now known as the Burgo-Marchi Group, and in 2002, M-real’s (previously Metsä-Serla) consolidation of its ownership of Zanders to 100%; the Italian Marchi Group’s acquisition of more than 23% equity stake in Cartiere Burgo, M-real’s sale of its 50% share in Albbruck paper mill to Myllykoski; and UPM-Kymmene’s acquisition of Haindl (a German magazine paper producer).

The market leaders in coated fine paper production in Europe are Sappi, M-real, Stora Enso, Burgo-Marchi Group, UPM-Kymmene and CVC Partners (Lecta).

Southern Africa

Mondi Paper Company Limited is a significant competitor of Sappi Fine Paper in southern Africa in the uncoated fine paper sector. Coated fine imports, primarily from Europe and Asia, have gained an increased share of the southern African fine paper market, after the lifting of sanctions and boycotts against South Africa in the early 1990s and as a result of declining import duties. A substantial part of the imports originate from Sappi Fine Paper’s European mills.

SAPPI FOREST PRODUCTS

Overview

Sappi Forest Products, headquartered in Johannesburg, South Africa, is an integrated pulp, packaging paper and timber products producer. Sappi Forest Products operates five pulp and paper mills and one sawmill and is managed in three operating divisions: Sappi Saiccor, Sappi Kraft and Sappi Forests.

Sappi Forest Products is a major pulp and paper producer in Africa with a production capacity of 830,000 metric tonnes of paper, 600,000 metric tonnes of chemical cellulose and 1,090,000 metric tonnes of paper pulp per annum. It is also a major timber grower and manages approximately 541,000 hectares of forestland, of which, approximately 395,000 hectares is planted with primarily pine and eucalyptus. This represents about 28% of the southern African timberlands and supplies approximately 78% of our southern African pulpwood and sawlog requirements.

The following chart sets forth certain information with respect to the mills and principal products of Sappi Forest Products as of November 2005.

The following table sets forth sales by product for Sappi Forest Products’ operations:

	Year Ended September
	2005	2004	2003
Sales (US$ million):
Commodity paper products(1)	430	401	339
Chemical cellulose(2)	360	349	267
Paper pulp(2)	118	97	83
Timber and timber products	90	70	53
Total	998	917	742

(1)                 Includes newsprint and packaging products.

(2)                 Excludes sales related to paper pulp produced by Sappi Fine Paper facilities.

Sappi Forest Products sold approximately 3,302,000 metric tonnes of paper, pulp and forest products during the year ended September 2005.

The following table sets forth annual production capacity with respect to Sappi Forest Products’ products:

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

Facilities and Operations

Sappi Saiccor

Sappi Saiccor was established in 1951 and acquired by us in 1988. It is a low-cost producer and the world’s largest single producer of chemical cellulose. In 1995, we completed an approximately $221 million expansion project to increase capacity by one third to approximately 600,000 metric tonnes per annum. Capital expenditures during the period from October 2002 to September 2005 were approximately $39 million.

Virtually all of Sappi Saiccor’s chemical cellulose production is exported from South Africa and marketed and distributed internationally by Sappi Trading. The pulp we principally produce is the type used in the manufacture of a variety of cellulose products, including viscose staple fibres (rayon) and solvent spun fibres (lyocell). Both viscose and lyocell fibres are used in the manufacture of fashion and decorating textiles which have a soft, natural feel and excellent breathing properties. Given their particularly high absorbency properties, these fibres are also used in non-woven applications in the healthcare, industrial and disposable product markets. Chemical cellulose is also used in the manufacture of acetate flake, which is used in products such as filter tow for cigarette filters, and high quality yarns and fabrics. It is also used to manufacture microcrystalline cellulose, which is used as a rheological modifier in the food industry, a tableting agent in the pharmaceutical industry, and in various ethers for the chemical industry. It is also used to manufacture cellophane film for use in a variety of packaging applications.

The mill’s timber consumption is comprised primarily of eucalyptus hardwoods. These fast growing trees are grown in relatively close proximity to the mill, which contributes to Sappi Saiccor’s position as a low cost producer of chemical cellulose.

Sappi Kraft

Based upon volume sold in fiscal 2005, Sappi Kraft supplies approximately 55% of South Africa’s packaging paper requirements, other than cartonboard, from its Ngodwana, Tugela and Cape Kraft mills.

The following chart sets forth the annual paper production capacity, number of machines, products, pulp integration and capital expenditures at each of Sappi Kraft’s mills in South Africa.

	Mill Locations in South Africa
	Ngodwana	Tugela	Cape Kraft
Paper capacity (000s metric tonnes)	380	390	60
Number of paper machines	2	4	1
Products	Newsprint, kraft linerboard, white top linerboard, plasterboard and bleached and unbleached market pulp	Kraft linerboard, corrugating medium, sackkraft and machine glazed kraft	Linerboard, corrugating medium and coated products
Percentage pulp integration(1)	134%	100%	None	(2)
Capital expenditures (October 2002-September 2005) (US$ million)	89	43	3

(1)                 Excludes “pulp” produced from recycled paper by the respective plants at the mills.

(2)                 Cape Kraft’s raw material requirements are met from waste fibre supplied by Sappi Waste Paper.

Ngodwana.   Ngodwana was expanded between 1981 and 1985 from an unbleached kraft mill with a capacity of 100,000 metric tonnes per annum to a modernised mill with a capacity of approximately 240,000 metric tonnes of linerboard and 140,000 metric tonnes of newsprint per annum. The linerboard machine also produces White Top Liner (included in total linerboard capacity). The mill produces nearly 410,000 metric tonnes of bleached and unbleached pulp and 100,000 metric tonnes of groundwood pulp annually. The mill markets paper and excess pulp locally and in the export market. The mill is a large consumer of waste paper, which is used in the production of packaging paper. In 1995 the mill commissioned the world’s first ozone bleaching plant, thus eliminating the use of elemental chlorine and significantly reducing mill effluent.

Tugela.   Tugela is Sappi Kraft’s largest integrated unbleached kraft mill, with a capacity of approximately 390,000 metric tonnes of packaging paper per annum. The mill supplies kraft linerboard and corrugating medium and most of South Africa’s requirements for sackkraft, used in the production of multiwall sacks. Machine glazed packaging papers are also produced at the mill. The Kraft Linerboard machine was upgraded in 1996 at a cost of approximately $81 million and the Sack Kraft machine and components of the pulp plant were upgraded in 2003/4 at a cost of approximately $50 million. It is the only mill in South Africa to offer high performance containerboard packaging and extensible Sack Kraft.

Cape Kraft.   The Cape Kraft mill was built during 1980, commissioned in 1981 and upgraded in 1995. The mill presently has a capacity of 60,000 metric tonnes of linerboard and corrugating medium per annum, which it sells principally to the corrugating industry in the Western Cape. The mill uses approximately 67,000 metric tonnes per annum of waste paper to produce 60,000 metric tonnes per annum of paper. The fact that the mill’s product is produced from 100% recycled paper can provide a competitive edge in our markets, which are becoming increasingly environmentally aware.

Usutu Pulp.   As of October 2000, we have a 100% ownership interest in the Usutu Pulp Company Limited. Usutu Pulp began production in 1961 and has been managed by us since 1989. The mill was upgraded during 1995 and 1996 at a cost of approximately $69 million. During the period from October 2002 to September 2005, an additional $16 million was invested. The mill has a capacity of 230,000 metric tonnes of unbleached kraft pulp and supplies approximately 9% of the world market for unbleached market kraft pulp (based upon tonnes sold in 2005). The mill is situated in Swaziland and is surrounded by 70,000 hectares of forestlands, which it leases from the Swazi nation under a long-term lease extendable to 2089. The location of these forestlands, combined with the very compact areas the trees are planted on, provides for low wood delivery costs. See “-Supply Requirements-Southern Africa-Wood” for more information.

Sappi Kraft also manages Sappi Waste Paper. Sappi Waste Paper collected approximately 217,000 metric tonnes of waste paper in fiscal 2005. Most of the waste paper collected was supplied to our mills. Waste represents approximately 30% of the fibre requirements of our packaging grades.

Sappi Forests

Sappi Forests, together with Usutu Forests, supplies or procures all of Sappi Forest Products’ and Sappi Fine Paper South Africa’s domestic pulpwood requirements of approximately 6 million metric tonnes per annum. 87% of the pulpwood comes from owned or contracted sources. Together they manage or control, through contracts, about 541,000 hectares of land situated in Mpumalanga (44%), KwaZulu-Natal (43%) and Swaziland (13%). Securing raw material for the future is a vital element in the long-term planning of Sappi Forest Products’ business. Sappi Forests has an extensive research operation which concentrates on programmes to improve the yield per hectare of forestland used. Significant progress has been made in developing faster-growing trees with enhanced fibre yields. Sophisticated nurseries have been developed to accommodate the seedling requirements of Sappi Forest Products’ operations. Approximately 48 million seedlings are grown annually at Sappi Forests’ and Usutu Forests nurseries.

Sappi Forests and Usutu Forests have invested approximately $127 million in maintaining, acquiring and expanding plantations and an additional $9 million in other capital expenditure projects in the period from October 2002 to September 2005.

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

Marketing and Distribution

Overview

Each of Sappi Forest Products’ divisions with major South African markets has its own marketing and sales team. Sappi Trading manages the exports of the Sappi Forest Products’ divisions, in particular the marketing and distribution of the market pulp produced at Saiccor and Usutu.

Customers

Sappi Forest Products sells its products to a large number of customers, including merchants, converters, printers and other direct customers, many of whom have long-standing relations with us.

The most significant converter customers, based on sales in fiscal 2005, include: The CTP Group and Media 24, which uses Sappi Forest Products’ newsprint; Nampak Limited; Mondipak; APL (Pty) Ltd and Houers Co-operative. A significant number of the viscose staple fibre manufacturers around the world purchase chemical cellulose from Sappi Forest Products, including large groups such as the Aditya Birla Group and the Lenzing Group. Most of our chemical cellulose (dissolving pulp) sales contracts are multi-year contracts with pricing generally based on a formula linked to the NBSK price and reset on a quarterly basis.

Approximately 51% of the total sales of Sappi Forest Products during fiscal 2005 consisted of export sales.

Competition

Mondi Paper Company Limited is a significant competitor in most of the markets in which Sappi Forest Products operates in southern Africa. In recent years the regional recycled containerboard capacity has increased by approximately 60,000 metric tonnes. Due to exchange rate fluctuations a number of offshore containerboard suppliers have also entered the southern African packaging markets. In respect of chemical cellulose, competitors include Borregaard ChemCell Atisholz, Tembec Inc., Western Pulp Inc., Buckeye Technologies Inc. and Rayonier Inc.

SUPPLY REQUIREMENTS

Overview

The principal supply requirements for the manufacture of our products are wood, pulp, energy and chemicals. Large amounts of water are also required for the manufacture of pulp and paper products. See “—Environmental and Safety Matters—Environmental Matters—Southern Africa”. We believe that we have adequate sources of these and other raw materials and supplies necessary for the manufacture of pulp and paper for the foreseeable future.

North America

Wood

In connection with the 1998 sale of our US timberlands to Plum Creek Timber Company L.P., Sappi Fine Paper North America and Plum Creek are parties to a fibre supply agreement with an initial term expiring in December 2023 and with three five-year renewal options. Under the supply agreement, Sappi Fine Paper North America is required to purchase from Plum Creek and Plum Creek is required to sell to Sappi Fine Paper North America a guaranteed annual minimum of 318,000 metric tonnes of hardwood pulpwood, or approximately 10% of Sappi Fine Paper North America’s annual requirements, at prices calculated based on a formula tied to market prices. Sappi Fine Paper North America has the option to purchase additional quantities of hardwood pulpwood harvested from these timberlands at prices generally higher than the ones paid for the guaranteed quantities. The remainder of Sappi Fine Paper North America’s wood requirements is met through market purchases.

Pulp

Sappi Fine Paper North America’s mills, taken together, are fully integrated on an economic basis with respect to hardwood pulp usage. Mills that are not fully integrated make market purchases, and mills that produce more pulp than they utilise make market sales.

Sappi Fine Paper North America currently offers recycled products in most coated grade lines. It uses reprocessed fibres recovered from its existing operations and purchases de-inked post consumer waste pulp to meet market requirements for recycled products.

Sappi Fine Paper North America manufactures, in aggregate, pulp and fibre equivalent to approximately 98% of its own pulp and fibre requirements. This vertical integration reduces its exposure to fluctuations in the market price for pulp.

Energy Requirements

Sappi Fine Paper North America’s energy requirements are satisfied through wood and by-products derived from the pulping process, coal, oil, purchased electricity, purchased steam, natural gas and other sources.

A substantial majority of Sappi Fine Paper North America’s electricity requirements are satisfied through its own electricity generation or co-generation agreements. In July 2002, Sappi Fine Paper North America entered a series of contracts with Central Maine Power (“CMP”) and a third party energy provider. The contracts provide that Somerset sell all of its excess generated power to CMP and purchase all of its power needs beyond its generation capacity from the third party provider, each at market rates. The agreements expire in 2012. Sappi Fine Paper North America also has an agreement, expiring on February 28, 2007, with a third party pursuant to which the Westbrook mill sells any excess electricity it co-generates.

The Cloquet mill, is supplied partly with internally generated electricity. The Cloquet mill includes a hydroelectric facility that is licensed by the Federal Energy Regulatory Commission. In addition to generating a portion of its own power, the Cloquet mill has entered into a take-or-pay agreement to purchase a portion of its power from Minnesota Power, which terminates in 2008.

Chemicals

Major chemicals used by Sappi Fine Paper North America include clays, carbonates, latices and plastic pigments, titanium dioxide, caustic soda, other pulping and bleaching chemicals and chemicals for the specialty business. Sappi Fine Paper North America purchases these chemicals from a variety of suppliers. There are generally adequate sources of supply, and in no case is Sappi Fine Paper North America dependent upon a sole source of supply. However, chemical supplies have tightened due to the rationalization of capacity over the last several years. In addition, some suppliers have limited supplies of chemicals as a result of the hurricanes in the south eastern United States during the fall of 2005. Most of these chemicals are subject to price fluctuations based upon a number of factors, including energy and crude oil prices and transportation costs, and commodity demand vs. supply imbalances.

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

The wood chips used in the Lanaken CTMP plant are purchased through Sapin S.A. (“Sapin”), a 50%-50% joint venture company operated together with Norske Skog. Sapin was initially formed on November 25, 1986, pursuant to a joint venture agreement between Sappi Lanaken and Parenco. Under the agreement, as amended in September 2003, the parties agree to utilise Sapin exclusively to furnish the entire wood requirements of the joint venture partners’ affiliated mills.

Pulp

Sappi Fine Paper Europe produces approximately 45% of its pulp requirements. The remainder is supplied through open market purchases and, to a lesser extent, supply agreements.

Energy Requirements

Sappi Fine Paper Europe’s energy requirements are generally met by internally generated sources and purchases of electricity, gas and, to a lesser extent, oil. In Germany, Sappi Fine Paper Europe internally generates approximately 65% of the electricity used at its mills. Approximately 45% of the energy requirements for the Gratkorn mill are internally generated. The remaining requirements are met by purchasing electricity, oil, coal and gas in accordance with various supply agreements.

Substantially all of the electricity requirements of the Maastricht mill are satisfied by a 60 megawatt combined heat/power plant operated through a joint venture with Essent. All surplus electrical energy is supplied to the public electricity grid. We hold an ownership interest of 50% in the VOF Warmte/Kracht Maastricht Mill, the joint venture, which was formed in 1992, and are obligated to purchase all of the steam and electricity requirements of the Maastricht mill from the joint venture facility under a long-term supply agreement. Essent purchases the surplus electrical energy of the VOF. The Maastricht mill also purchases natural gas pursuant to a contract with a natural gas supplier.

Nijmegen mill’s electricity requirements are largely satisfied by its co-generation power plant. The Nijmegen mill additionally purchases natural gas from Gasunie, a local supplier.

Lanaken mill’s energy requirements are generally met by purchases of natural gas and electricity. Certain of the energy requirements of the Lanaken mill are furnished by a combined heat and power unit constructed and operated pursuant to the Albertcentrale N.V. joint venture arrangement between Sappi, the Belgian power company Electrabel and Rabo Energy. Sappi holds a 49% ownership interest in the Albertcentrale facility and is obligated to purchase 85% of the plant’s energy requirements from the joint venture facility under a long-term supply agreement. The facility commenced operations in April 1997.

Chemicals

Major chemicals used by Sappi Fine Paper Europe include clays, carbonates, latexes and starches and chemicals for the specialty business. Sappi Fine Paper Europe purchases most of these chemicals from a portfolio of suppliers, and in only one case is Sappi Fine Paper Europe dependent on a sole source of supply. There are generally adequate sources of supply in the market. Most of these chemicals are subject to price fluctuations based upon a number of factors, including energy and crude oil prices and transportation costs, and commodity demand vs. supply imbalances.

Southern Africa

Wood

Sappi Forest Products manages approximately 541 000 hectares of forestland in southern Africa, of which approximately 395 000 hectares are forested, which produces approximately 78% of the timber required for its operations. Sappi Forests owns approximately 373,000 hectares and manages the majority of the remainder. Usutu Pulp owns 55,000 hectares of pine on 70,000 hectares of land that is leased from the Swazi nation on a long-term lease, which we have the option to extend until 2089. Sappi Forests presently has supply contracts for the timber from approximately 90,000 hectares of plantations planted by small growers with our technical and financial support. Approximately 10% of the timber requirements of Sappi Forest Products is bought under a long-term contract with Safcol, the South African state-owned forestry company which is in the process of privatising. The remaining timber requirements are met through a number of significant medium-term contracts and open market purchases. The privatisation of Safcol is still subject to Competition Commission approval. We are unable to predict whether the privatisation of Safcol or the purchase of Safcol’s plantations in KwaZulu Natal by another bidder will have an adverse impact on our ability to continue to purchase timber from Safcol.

Pulp

Sappi Forest Products and Sappi Fine Paper South Africa in aggregate manufacture all of the pulp required in their respective papermaking operations, except minimal quantities of specialised pulps, and together are a net seller of bleached and unbleached paper pulp. This vertical integration substantially reduces our exposure to fluctuations in the market price for pulp.

Energy Requirements

Our energy requirements in southern Africa are met principally by purchases of coal and electricity supplemented by purchases of fuel oil and gas. Much of the energy demand is met by internally generated biomass and spent liquors from the pulping process. Electricity is supplied by Eskom, the state-owned electricity company, or generated internally. The electricity generated by our plants in southern Africa is equivalent to approximately 43% of our total electricity requirements. Coal, both for steam raising and gas production, and oil are purchased on contract.

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

ENVIRONMENTAL AND SAFETY MATTERS

Environmental Matters

We are subject to a wide range of environmental laws and regulations in the various jurisdictions in which we operate, and these laws and regulations have tended to become more stringent over time. Environmental compliance is an increasingly important consideration in our businesses, and we expect to continue to incur significant capital expenditures and operational and maintenance costs related to reductions in air emissions (including “greenhouse gases”), wastewater discharges and waste management. We constantly monitor the potential for changes in the laws regulating air emissions and other pollution control laws and take actions with respect to our operations accordingly. See note 41 to our Group annual financial statements included elsewhere in this Annual Report for more information.

North America

Sappi Fine Paper North America is subject to stringent environmental laws in the United States. These laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and their respective state counterparts. In December 2003, Sappi Fine Paper North America received a notice of violation and a finding of violation from the US Environmental Protection Agency, alleging violations of the Clean Air Act’s new source performance standards in connection with repairs performed at the Muskegon pulp mill in the early 1990s. In July 2005, Sappi announced its decision to cease operations at the Muskegon pulp mill. Sappi Fine Paper North America is currently in settlement discussions with the US Environmental Protection Agency, and expects to settle the matter pursuant to a consent decree in which Sappi agrees (i) to more stringent permit requirements should the pulp mill ever start up again and (ii) to pay a fine of approximately $580,000.

The US is a non-signatory of the Kyoto Protocol, but we maintain a watching brief on State and Federal Greenhouse Gas (“GHG”) initiatives.

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

•       The Sappi Fine Paper Europe organisation is certified according to the international standard of environmental management systems (ISO 14001), and seven mills are certified according to the European EMAS (Eco-Management and Audit Scheme). We expect that the Lanaken mill will be certified in 2006. All the European mills publish their environmental reports on an annual basis.

•       The countries within which we operate in Europe are all signatories of the Kyoto Protocol and we have developed a GHG strategy in line with this protocol. Our European mills have been set CO2 emission limits for the allocation period 2005 to 2007. Based upon in depth analysis of our mill production by a Sappi Fine Paper Europe task force it is unlikely that Sappi will exceed their CO2 emission limits. Consequently in July 2005 Sappi Fine Paper Europe sold 90,000 surplus CO2 credits to the value of $2.5 million (euro 2.0 million) on the European Climate Exchange.

South Africa

The primary South African environmental laws affecting our operations have been substantially revised. For example:

•       The National Water Act, effective October 1998, addresses the water shortages in South Africa in a manner that we believe will not significantly impact our manufacturing and forestry operations. Abstraction of water, discharge of effluent and management of forests are all regulated under a new license system in which first allocations go to, among other things, human consumption, before allocations are made to agriculture, industry and forestry. All water use is now subject to a charge. We expect to incur additional costs over the next decade to comply with the National Water Act, but are unable to quantify these at this time.

•       The National Environmental Management Act, effective January 1998, adopted the philosophy of integrated environmental management, which provides for the integration of environmental considerations into all stages of any development process. The Act includes a number of significant principles, such as private prosecution of companies in the interest of the protection of the environment and the establishment of aggressive waste reduction goals. We expect to incur additional costs to comply with the National Environmental Management Act, which is not expected to be material.

•       The National Environmental Management Act (“Air Quality Bill”) was promulgated in the beginning of 2005. The Air Quality Act will eventually replace the 1965 Atmospheric Pollution Prevention Act and will impose stringent compliance standards on our operations when implemented, including those related to carbon dioxide and sulphur dioxide air emissions. Limited sections of the Act were implemented in September 2005. We expect to incur additional costs to comply with the Air Quality Act, which we believe will not be material.

•       South Africa is also a signatory of the Kyoto Protocol. We are initiating Clean Development Mechanism projects at various of our mills.

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

During March 2005, we launched Project Zero, a concerted safety drive. Project Zero symbolises the goal of no injuries and involves standardising behaviour-based safety programmes throughout the group and focusing on the particular activities which have resulted in injuries or fatalities.

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

ORGANISATIONAL STRUCTURE

Sappi Limited is the ultimate holding company of the Sappi Group. The following table sets forth the more significant subsidiaries and joint ventures owned directly or indirectly by Sappi Limited.

Name of Company	Trading Name	Country of Incorporation	Type of Company	% Holding and Voting Power
North America
S.D. Warren Company	Sappi Fine Paper	United States	Operating	100
Sappi Cloquet LLC	Sappi Fine Paper	United States	Operating	100
Europe
Sappi Alfeld GmbH	Sappi Fine Paper	Germany	Operating	100
Sappi Austria Produktions GmbH & Co KG	Sappi Fine Paper	Austria	Operating	100
Sappi Ehingen GmbH	Sappi Fine Paper	Germany	Operating	100
Sappi Esus Beteiligungs-verwaltungs GmbH	Sappi Esus	Austria	Holding	100
Sappi Europe SA	Sappi Fine Paper	Belgium	Operating	100
Sappi Holding GmbH	Sappi Holding	Austria	Holding	100
Sappi International SA	Sappi International	Belgium	Finance	100
Sappi Lanaken NV	Sappi Fine Paper	Belgium	Operating	100
Sappi Lanaken Press Paper NV	Sappi Fine Paper	Belgium	Operating	100
Sappi Maastricht BV	Sappi Fine Paper	Netherlands	Operating	100
Sappi Nijmegen BV	Sappi Fine Paper	Netherlands	Operating	100
Sappi Papier Holding GmbH	Sappi Papier Holding or Sappi Fine Paper	Austria	Holding and Operating	100
Sappi U.K. Ltd.	Sappi Fine Paper	United Kingdom	Operating	100
Southern Africa
Sappi Management Services (Pty) Ltd.	Sappi Management Services (Pty) Ltd.	South Africa	Management	100
Sappi Manufacturing (Pty) Ltd.	Sappi Manufacturing or Sappi Forest Products or Sappi Fine Paper or Sappi Saiccor or Sappi Kraft or Sappi Forests or Sappi Waste Paper	South Africa	Operating	100
Usutu Pulp Co. Ltd.	Sappi Usutu	Swaziland	Operating	100
Asia
Jiangxi Chenming Paper Co Ltd	Jiangxi Chenming Paper Co Ltd	China	Operating Joint Venture	34
Guernsey
Lignin Insurance Co. Ltd.	Lignin Insurance Co. Ltd.	Guernsey	Finance	100

PROPERTY, PLANT AND EQUIPMENT

For a description of the production capacity of our mills, see “—Sappi Fine Paper—Facilities and Operations” and “—Sappi Forest Products—Facilities and Operations”.

For a description of the timberlands we own or have recently sold, see “—Sappi Fine Paper—Facilities and Operations—Sappi Fine Paper North America”, “—Sappi Forest Products—Facilities and Operations—Sappi Forests” and “—Supply Requirements”.

For a description of our capital expenditures, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

The following table sets forth the location and use of our principal headquarters, manufacturing and distribution facilities. These facilities are owned unless otherwise indicated.

Location	Use	Approximate Size(1)
Sappi Limited
Johannesburg, South Africa	Sappi Headquarters(2)	15,078 m2
Sappi Fine Paper
Sappi Fine Paper North America(3)
Boston, Massachusetts	Headquarters(4)	38,620 sq ft
Skowhegan, Maine (Somerset Mill)	Manufacturing facility: coated paper, softwood and hardwood pulp	2,355 acres
Muskegon, Michigan	Manufacturing facility: coated paper and a warehouse(5)	5,185,000 sq ft
Westbrook, Maine	Manufacturing facility: speciality and high bulk coated paper and research and development facility Storage and shredding facility Roll coating facility	275 acres 13,446 sq ft 13,575 sq ft
Allentown, Pennsylvania	Coated paper sheeting facility	30 acres
Dayton, New Jersey	Distribution centre(6)	607,489 sq ft
Alsip, Illinois	Distribution centre(7)	392,618 sq ft
Cloquet, Minnesota	Manufacturing facility: coated paper and pulp(10)	650 acres
South Portland, Maine	Shared financial and customer service office(11)	48,433 sq ft
Sappi Fine Paper Europe
Brussels, Belgium	Headquarters(9)	3,836 m2
Gratkorn, Austria	Manufacturing facility: coated paper and pulp	999,053 m2
Maastricht, Netherlands	Manufacturing facility: coated paper and research and development facility	14.7 ha
Nijmegen, Netherlands	Manufacturing facility: coated paper	10.7 ha
Lanaken, Belgium	Manufacturing facility: coated paper and pulp	35.0 ha
Alfeld, Germany	Manufacturing facility: coated paper, uncoated paper and pulp	332,503 m2
Ehingen, Germany	Manufacturing facility: coated paper and pulp	358,092 m2
Blackburn, England	Manufacturing facility: coated paper	36.0 ha
Wesel, Germany	Distribution centre(8)	6.2 ha

Hemel Hempstead, England (Nash Mill)	Manufacturing facility: business paper and printing paper and board	5.0 ha
Sappi Fine Paper South Africa
Enstra, South Africa	Manufacturing facility: uncoated paper and hardwood pulp(10)	582.7 ha
Stanger, South Africa	Manufacturing facility: coated paper, tissue and bagasse pulp(10)	55.4 ha
Adamas, South Africa	Manufacturing facility: uncoated paper and recycled packaging paper	7.2 ha
Sappi Forest Products
Johannesburg, South Africa	Headquarters	Included under Sappi Limited headquarters
Sappi Saiccor
Umkomaas, South Africa	Manufacturing facility: chemical cellulose(10)	159.4 ha
Sappi Kraft
Ngodwana, South Africa	Manufacturing facility: linerboard, newsprint and kraft pulp	1,282.9 ha
Tugela, South Africa	Manufacturing facility: linerboard, corrugating medium, sackkraft and industrial kraft	914.4 ha
Cape Kraft, South Africa	Manufacturing facility: linerboard and corrugating medium	9.5 ha
Bunya, Swaziland (Usutu Pulp Mill)	Manufacturing facility: kraft pulp	45.0 ha
Sappi Forests
Barberton, South Africa (Lomati Sawmill)	Sawmill	24.6 ha

(1)                 The approximate size measurement relates to, in the case of manufacturing and distribution facilities, the perimeter of the property on which the principal manufacturing or distribution facilities are situated and, in the case of offices, the interior offices space owned or leased.

(2)                 Subject to a lease expiring in 2015.

(3)                 All of Sappi Fine Paper North America principal properties are pledged as collateral under Sappi Fine Paper North America’s credit facilities.

(4)                 Subject to a lease expiring in 2006.

(5)                 Subject to a lease that operates on a month-to-month basis.

(6)                 Subject to a lease expiring in 2010.

(7)                 Subject to a lease expiring in 2006.

(8)                 Of the total 6.2ha, 8,800m2 is subject to a lease expiring at the end of 2005.

(9)                 Subject to leases expiring in 2008.

(10)             Substantial assets are leased pursuant to capital lease agreements.

(11)             Subject to a lease expiring in 2015.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis together with our Group annual financial statements, including the notes, included elsewhere in this Annual Report. Certain information contained in the discussion and analysis set forth below and elsewhere in this Annual Report includes forward-looking statements that involve risk and uncertainties. See “Forward-Looking Statements”, “Item 3—Key Information—Selected Financial Data”, “Item 3—Key Information—Risk Factors”, “Item 4—Information on the Company”, “Item 10—Additional Information—Exchange Controls” and notes 2, 3, 12, 14, 16, 18, 21, 22, 23, 31, 32, 33, 34, 35, 37, 42 and 43 to our Group annual financial statements included elsewhere in this Annual Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this Annual Report. The following discussion and analysis are based on the results of operations prepared in accordance with South African Statements of Generally Accepted Accounting Practice (“SA GAAP”), which differ from United States Generally Accepted Accounting Principles (“US GAAP”).

Fiscal 2005 included 53 accounting weeks, compared to 52 accounting weeks in fiscal 2004 and fiscal 2003. Our fiscal years operate on a 52 accounting week cycle, except every 6th fiscal year which includes an additional accounting week (“additional accounting week”). The following discussion of our operating and financial review and prospects refers to the impact of the additional accounting week in fiscal 2005 on our sales, raw material and other input costs of manufacturing, operating expenses and, selling, general and administration expense (“SG&A expense”), based on average sales and costs.

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

We have integrated our fine paper acquisitions into a single fine paper business, which operates under the name Sappi Fine Paper. We are organised into two operating business units: Sappi Fine Paper and Sappi Forest Products. We also operate a trading network called Sappi Trading for the international marketing and distribution of chemical cellulose and market pulp throughout the world and of the group’s other products in areas outside our core operating regions of North America, Europe and southern Africa.

Sappi Fine Paper generated approximately 80% of our sales during fiscal 2005 and fiscal 2004. Of our sales for fiscal 2005 and fiscal 2004, approximately 84% were made in US dollars, euro and other non-Rand denominated currencies. Our South African business sells approximately 42% of its products in US dollars. See “Inflation and Foreign Exchange” and note 37 to our Group annual financial statements included elsewhere in this Annual Report. Our sales by source and destination in fiscal 2005 and fiscal 2004 were as follows:

	Sales by Source 2005	Sales by Source 2004	Sales by Destination 2005	Sales by Destination 2004
North America	29%	29%	30%	31%
Europe	45%	45%	40%	41%
Southern Africa	26%	26%	15%	15%
Far East and others	—	—	15%	13%
Total	100%	100%	100%	100%

Sappi Fine Paper has a total paper production capacity of 4.2 million metric tonnes per annum. We are the global leader in the coated fine paper business with a capacity of 3.9 million metric tonnes of coated fine paper per annum and with a market share of approximately 24% in the United States, approximately 20% in Europe and greater than 60% in southern Africa. Our market share in the United States declined during fiscal 2003 as a result of our long-term branded merchant distribution rationalisations, following the Potlatch acquisition, which resulted in discontinuing certain products and merchant relationships, as well as pricing actions of competitors in response to difficult market conditions. Our market share stabilised in fiscal 2004 and after declining earlier during fiscal 2005, our North American market share increased towards the end of fiscal 2005 to slightly above fiscal 2004 levels. After also declining during fiscal 2005, our European market share increased in recent months to similar levels as at the end of fiscal 2004. In addition, we are the world’s largest producer of chemical cellulose (dissolving pulp), with a market share of approximately 15%. The Sappi Group is now more than 100% integrated on a net basis in terms of pulp usage, meaning that, while some of our facilities are market buyers of pulp and others are market sellers, in the aggregate we produce slightly more pulp than we utilise. By region, the southern African operations are net sellers of pulp, Sappi Fine Paper North America is fully integrated and the European operations are approximately 44% self-sufficient for pulp in Continental Europe, but entirely dependent on market pulp in the United Kingdom. We supply approximately 78% of the wood requirements for our South African businesses from sources we own or manage. Both our North American and European operations are dependent on outside suppliers of wood for their production requirements.

In recent years, we have sought to internationalise our shareholder base and increase our exposure in the world’s major financial markets. On November 5, 1998, our American Depository Receipts commenced trading on the New York Stock Exchange. We believe that, as at the end of fiscal 2005, based on registered addresses and disclosure by nominee companies, 46% of our shares excluding the shares owned by a subsidiary of Sappi, were held beneficially in North America, 42% of our shares were held beneficially in southern Africa and 12% of our shares were held beneficially in Europe and elsewhere. We believe that, compared to the shareholding of our shares at the end of fiscal 2004, the North American shareholding of our shares has increased from 36% and the southern African shareholding has decreased from 51%, while the European shareholding remained unchanged.

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

d)              movement in market prices for raw materials and other input costs of manufacturing; and

e)               other significant factors impacting costs, including new acquisitions, restructuring and cost reduction initiatives.

Because many of the factors are beyond our control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Markets

The markets for our pulp and paper products are cyclical, with prices significantly affected by factors such as changes in industry capacity and output levels, customer inventory levels and cyclical changes in the world economy. The pulp and paper industry has often been characterised by periods of imbalances between supply and demand, causing prices to be volatile. Prices also vary significantly by geographic region and product while our core coated paper products are used for many types of publications. The highly cyclical advertising market is a major driver of our business.

Coated Fine Paper

Paper demand has fluctuated significantly in recent years. From fiscal 2002 to fiscal 2004, the upswing in world economic growth and advertising markets resulted in a significant increase in demand for coated fine papers. The increase in demand was particularly pronounced in Europe where coated fine paper demand remained buoyant with a growth rate of 8.2% during fiscal 2004 despite their retreating rate of economic growth. North American demand growth improved during this period and reached 4.7% in fiscal 2004, reflecting the growth in the wider economy. However, growth rates were very volatile due to end-user inventory movement, increasing from negative 13.1% in the first quarter of fiscal 2004 to positive 18.0% in the third quarter of fiscal 2004.

Increases in industry capacity in Europe and North America were limited during this period, with companies reluctant to undertake major new capital projects in these regions due to the large amount of excess capacity already present. Despite global overcapacity, high Asian demand growth rates and freely available funding led to significant coated fine paper capacity additions between fiscal 2000 and fiscal 2005 in Asia, particularly in China. This wave of expansion finished by the end of calendar 2005 and as of early December 2005 no new machines were under construction or in the final stages of planning anywhere in the world.

Despite increased demand, operating rates were low in fiscal 2002 through the first half of fiscal 2004 due to excess capacity, causing price erosion in both Europe and North America. Despite the weakening US dollar during this period, net imports into the United States continued to grow, putting further pressure on prices. Prices in North America, however, did start to improve in the latter half of fiscal 2004 due to a sharp increase in demand which was probably spurred by inventory increases at the end-user level. These tight supply/demand conditions in North America continued into the first quarter of fiscal 2005, and further price increases were achieved. In the second quarter, growth rates turned sharply negative and this persisted until the end of fiscal 2005. End-use indicators such as advertising pages and printer consumption of coated fine paper were largely positive through this period, suggesting that actual demand did not decline in line with apparent demand. In total, North American apparent consumption grew by 1.0% in fiscal 2005.

In Europe, demand for coated fine paper grew by 4.4% in fiscal 2005, a significant decline on the previous years’ growth of 8.2%. Despite demand growth and sharp increases in input costs, our attempt to increase prices in the European market in fiscal 2005 was unsuccessful due to intense competition for market share.

US vs Total European Apparent Consumption of Coated Fine Paper

Source: AF&PA & Cepifine

US short tonnes  converted to metric tonnes

The recent price history for benchmark coated woodfree grades in North America and Europe is shown in the following chart:

US and European Fine Paper Prices

Prices are list prices. Actual transaction prices could differ from prices depicted in graph

Source: PPI

Pulp

Pulp prices tend to display higher volatility than paper prices. The price of the benchmark pulp grade, Northern Bleached Softwood Kraft pulp (“NBSK”) has ranged from a low of $395 (Nov-1993) to a high of $925 (Sept-1995) per metric tonne.

Throughout fiscal 2003 and fiscal 2004, global demand for pulp was low in comparison to fiscal 2002 and price fluctuations were driven primarily by currency changes and inventory movement.

High pulp demand during the first half of fiscal 2005 resulted in an increase of $55 per metric tonne, but resulted in prices retreating during the latter part of the year due to destocking and a seasonal demand slowdown.

The traditional softwood pulp price premium to hardwood was disrupted in fiscal 2005 as a result of pulp mills shifting from hardwood to softwood production, and hardwood pulp mills closing temporarily. This led to hardwood pulp prices exceeding that of softwood in the final quarter of fiscal 2005. However, during October 2005 softwood price premiums were restored as some softwood mills closed in Eastern Canada, while hardwood supply increased during the latter part of fiscal 2005 as an additional 1.9 million metric tonnes came on stream with large expansions at Hainan Island in China and Veracel in Brazil.

Since Sappi sells roughly as much pulp as is purchased, fluctuations in market pulp prices have a negligible direct impact on the company’s overall profitability. At a divisional level, pulp prices do, however, affect profitability since Sappi Fine Paper is a net buyer of hardwood pulp and Sappi Forest Products is a net seller of softwood pulp.

The price of NBSK and Northern Bleached Hardwood Kraft pulp (“NBHK”) pulp is depicted in the following chart:

Northern Bleached Softwood and Hardwood Kraft Pulp

Source: PIX

Chemical cellulose (dissolving pulp) accounts for the majority of Sappi’s third party pulp sales. The chemical cellulose (dissolving pulp) we produce is used principally as an input in the production of various synthetic textiles and acetate flake used in the manufacturing of acetate tow for cigarette filter tips.

The movement in price of certain chemical cellulose (dissolving pulp) grades is linked to the price of NBSK. Higher technical specifications allow chemical cellulose (dissolving pulp) to typically trade at a premium to NBSK. BHK (bleached hardwood kraft) generally sells at a lower price than NBSK.

We diversified our range of chemical cellulose (dissolving pulp) products and secured significant new agreements to supply customers in the acetate sector during fiscal 2003. Also, a significant competitive source of supply was removed from the industry when International Paper closed its Natchez plant in fiscal 2003. Demand from all of the market segments in which Saiccor is active remained strong throughout fiscal 2004 with prices also increasing steadily. Saiccor’s capacity during fiscal 2005 continued to be fully booked with overall demand steady, despite a general fall off in the demand for chemical cellulose (dissolving pulp) from China during the year. Our chemical cellulose (dissolving pulp) business, which is 100% export-based, maintained a strong market position in the key Viscose Staple Fibre segment but also posted record sales of its higher alpha products, which are primarily sold into the acetate tow segment.

Based on a growing demand for Saiccor’s products, we announced, in the last quarter of fiscal 2005, that we are considering, subject to the completion of an environmental impact assessment and board approval, a project to expand the mill’s annual capacity by 200,000 metric tonnes. During the latter part of fiscal 2005, Weyerhaeuser announced the closure, effective early in calendar 2006, of its Cosmopolis mill in North America, a speciality pulp mill producing 125,000 metric tonnes per annum.

Currency Fluctuations

The principal currencies in which our subsidiaries conduct business are the US dollar, euro and Rand. Although our reporting currency is the US dollar, a significant portion of our sales and purchases is made in currencies other than the dollar. In Europe and North America, sales and expenses are generally denominated in euro and US dollars, respectively; however, pulp purchases in Europe are primarily also denominated in US dollars. In southern Africa, costs incurred are generally denominated in Rand, as are local sales. Exports to other regions, which represent approximately 42% of sales in fiscal 2005, are denominated primarily in US dollars.

We made sales in a range of foreign currencies in fiscal 2005, fiscal 2004 and fiscal 2003 as follows:

Percentage of Sales	2005	2004	2003
US dollar	44.8	42.3	46.7
Euro	30.5	38.3	36.6
Rand	15.7	14.8	13.2
Other	9.0	4.6	3.5
Total	100.0	100.0	100.0

The increased proportion of the US dollar denominated sales and decreased proportion of euro denominated sales in fiscal 2005, is primarily the result of increased sales for our North American operations and also the effect of the Rand strengthening more on average in fiscal 2005 against the US dollar, compared to the strengthening of the euro on average against the US dollar.

The appreciation of the Rand or the euro against the US dollar tends to diminish the value of exports from southern Africa and Europe in local currencies, while depreciation of these currencies against the US dollar will have the opposite impact. Since expenses are generally denominated in local currencies, the depreciation of the US dollar has a negative effect on gross margins on exports and such domestic sales, which are priced relative to international US dollar prices. The appreciation of the US dollar will have the opposite impact. European importers of pulp denominated in US dollars have benefited in terms of local currency. Our consolidated financial position, results of operation and cash flows may be materially affected by movements in the exchange rate between the US dollar and the respective local currencies to which our subsidiaries are exposed. The principal currencies in which our subsidiaries conduct business that are subject to the risks described in this paragraph are the US dollar, euro and Rand. The following table depicts the average and year end exchange rates for the Rand and euro against the US dollar used in the preparation of our financial statements in fiscal 2005, fiscal 2004 and fiscal 2003:

	2005	2004	2003
Average Exchange Rate(1),(2)
Rand(3)	6.2418	6.6824	8.3300
Euro(3)	1.2659	1.2152	1.0804
Year end Exchange Rate(1),(2)
Rand(3)	6.3656	6.4290	7.1288
Euro(3)	1.2030	1.2309	1.1475

(1)                 Source: audited Group annual financial statements of Sappi Limited.

(2)                 At December 15, 2005, based upon the Rand Noon Buying Rate and the euro Noon Buying Rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York, the exchange rates were as follows: Rand 6.4300 per $1.00 and euro 1.1965 per $1.00. Source: Federal Reserve Statistical Release.

(3)                 US$1 = Rand, euro 1 = US dollar.

Since the adoption of the euro by the European Union on January 1, 1999, when the euro was trading at approximately $1.18 per euro, the euro depreciated against the US dollar to a low of approximately $0.83 per euro on October 25, 2000, and recovered to approximately $0.98 at the end of fiscal 2002 and to approximately $1.15 per euro at the end of fiscal 2003. It reached a high of approximately $1.29 per euro on February 18, 2004 and was approximately $1.23 at the end of fiscal 2004. It reached a high of approximately $1.36 per euro on December 28, 2004, but declined subsequently to approximately $1.20 per euro at the end of fiscal 2005. On December 7, 2005 it was trading at approximately $1.17 per euro. During fiscal 2000, the Rand traded at levels around R6.55 per US dollar, and weakened to approximately R8.94 per US dollar at the end of fiscal 2001. It continued to weaken significantly and reached an all time low of approximately R13.90 per US dollar on December 21, 2001. The Rand has recovered since then and was trading at approximately R10.54 per US dollar at the end of fiscal 2002 and approximately R7.13 per US dollar at the end of fiscal 2003. During fiscal 2004 it reached a high of approximately R5.90 per US dollar on July 19, 2004. The Rand was trading at approximately R6.43 per US dollar at the end of fiscal 2004. It has strengthened since then to a level of approximately R5.59 per US dollar on December 27, 2004, but weakened again to R6.91 per US dollar on June 6, 2005. The Rand was trading at approximately R6.37 per US dollar at the end of fiscal 2005. It has strengthened since then to a level of approximately R6.30 on December 7, 2005. The profitability of certain of our southern African operations is directly dependent on the Rand proceeds of the US dollar exports. Furthermore, prices in the local market are also influenced by import parity competition. Should the Rand continue at the current levels or further strengthen against the US dollar, we would anticipate that certain operations would continue to incur losses while others could start incurring losses during the new fiscal year. The following graph depicts currency movements for the Rand and euro against the US dollar:

Daily euro and ZAR Exchange Rates against the US dollar

US$1 = Rand, euro 1 = US dollar.

Raw Material and Other Input Costs of Manufacturing

Our business is sensitive to fluctuations in market prices of raw materials used in the manufacture of our products. These comprise mainly purchased materials, (such as wood and caustic soda), pulp, energy and chemicals (including calcium carbonate and latex). Total raw materials (excluding pulp purchases) of approximately $1,433 million purchased in fiscal 2005, increased by $130 million (10.0%) from fiscal 2004, and consisted of 45.5% chemicals, 29.0% wood and 25.5% energy. The additional accounting week in fiscal 2005 accounted for $27 million of the $130 million increase, based on average weekly costs. Chemicals constitute the largest component of raw materials and chemical price increases impacts our business more than price increases of wood and energy. During fiscal 2005 we experienced significant increases in the cost of chemicals (11.7%), wood (3.9%) and energy (14.5%). For every 1% change in the price of chemicals and energy, our earnings per share will increase/decrease by $0.02 cents and $0.01 cent, respectively, based on our fiscal 2005 earnings. Our energy and chemical raw material costs, especially coating chemicals, are driven to a large extent by oil prices. The average cost of Brent Crude Oil increased on average by 52.9% during fiscal 2005, to $52 per barrel, from $34 per barrel during fiscal 2004. The cost of our raw materials, on a constant US dollar per metric tonne basis in fiscal 2005, increased by 5.0% ($12 per metric tonne) over fiscal 2004.

During fiscal 2005, the impact of price increases on purchased wood, energy and chemical costs increases was $71 million in our North American operations. This increase is largely due to significant increases in chemical costs ($37 million), energy costs ($20 million) and wood costs ($14 million).

European purchased materials, energy and chemical costs increased by $55 million in fiscal 2005, $47 million of which was price increases, and $8 million was the result of volume, mix and the impact of the currency translation effect. Average raw materials costs in euro per metric tonne increased by 3.3% to euro 211 per metric tonne in fiscal 2005, compared to fiscal 2004.

For Sappi Fine Paper South Africa the cost of purchased materials, energy and chemicals in Rand per metric tonne terms increased by 2.1%, which was mainly due to higher chemical costs. Our Forest Products operations experienced price increases in all the categories of raw materials ($18 million) during fiscal 2005, comprising the majority of the $20 million increase in total cost of purchased materials, energy and chemical costs in fiscal 2005.

Restructuring

During fiscal 2003 we took a number of actions in response to continuing weak markets and rising costs. These included the production downtime in our North American and European regions, as well as reducing capacity to improve the supply/demand balance in the United States and a range of other initiatives to reduce fixed costs in all regions.

We announced the closure of the number 14 paper line at our Westbrook mill in Maine, North America in November 2003. This followed our decision to take out capacity to improve the supply/demand balance in the United States. The machine that was closed was our highest cost of manufacturing paper machine. In the last quarter of fiscal 2003 we wrote off the assets and related inventory and took a charge of $19 million after tax ($32 million pre-tax). We also incurred a further charge of approximately $16 million pre-tax in the first quarter of fiscal 2004 in respect of severance, retrenchment and related costs. The total number of employees affected by this closure was 145 people.

During fiscal 2004 we restructured the Fine Paper division to simplify reporting lines. As a result the chief executive officers of Sappi Fine Paper Europe and Sappi Fine Paper North America report directly to the chief executive officer of Sappi Limited. As a consequence the Fine Paper office in London was closed, and the position of chief executive officer for Sappi Fine Paper no longer exists. A charge of $5 million pre-tax was incurred for the closure of the Fine Paper office in London during fiscal 2004. The total number of employees affected by this closure was 8 people.

In addition, in order to counteract the effect of rapidly increasing benefit costs, we also reduced our staffing levels by a further 85 people in North America, 49 people in Europe and 211 people at our Forest

Products operations during fiscal 2004. We incurred a pre-tax charge of approximately $11 million during fiscal 2004 in respect of this.

We announced the restructuring and impairment of our North American Muskegon mill during the third quarter of fiscal 2005, to eliminate high cost capacity and to position the mill as a high quality, low cost mill. This is part of our ongoing plan to achieve acceptable returns in our North American operations. We recorded impairment charges of $183 million in the third and fourth quarter of fiscal 2005. We closed PM4, which had an annual capacity of 105,000 metric tonnes of coated fine paper and closed and mothballed the pulp mill, which had an annual capacity of 110,000 metric tonnes of bleached chemical pulp. We also restructured our North American regional overhead structure to reduce selling, general and administrative expenses (“SG&A”), and in the fourth quarter of fiscal 2005 we recorded a restructuring charge of approximately $21 million, mainly in respect of manpower reduction. The combined effect of the Muskegon restructuring and impairment and SG&A restructuring is expected to result in a reduction of approximately 420 people or 14% of our North American headcount, and is expected to result in a pre-tax benefit of approximately $50 million compared to fiscal 2005.

During the first quarter of fiscal 2005 we announced the impairment of our Usutu mill. The Usutu mill is an unbleached kraft pulp mill and forms part of the Sappi Forest Products reporting segment. Due to continued losses an impairment review was conducted which led to the recognition of impairment charges of $50 million. A detailed discussion of this impairment is contained in the section “Mill Closures, Acquisitions, Dispositions and Impairment; and Joint Venture”, elsewhere in this Operating and Financial Review and Prospects.

For further information see note 23 to our Group annual financial statements included elsewhere in this Annual Report.

South African Economic and Political Environment

Sappi Limited, as a South African company and with ownership of significant operations in southern Africa, operates within a framework of various economic, fiscal, monetary, regulatory, operational (including labour-relations) and political policies and factors that affect South African companies and their subsidiaries generally. The impact of certain of these policies and factors, for example regulatory and operational factors, is limited by the geographic diversity of our sales by source and the geographic diversity of our operating assets, of which Europe represented 37%, North America represented 27% and southern Africa represented 36% at the end of fiscal 2005. However, of our consolidated operating loss of $137 million in fiscal 2005, our operations outside South Africa generated an operating loss of $194 million and our operations in southern Africa generated an operating profit of $57 million.

South Africa features a highly developed sophisticated “first world” infrastructure at the core of its economy. The South African economy is expected to grow at approximately 4.5% in calendar 2005. South Africa currently has long-term foreign currency investment ratings of Baa1 from Moody’s Investor Services Inc. and BBB+ from Standard & Poor’s Rating Service (“S&P”). While exchange controls have been relaxed in recent years and are continuing to be relaxed, South African companies remain subject to restrictions on their ability to raise and deploy capital outside of the Southern African Common Monetary Area. See “—Liquidity and Capital Resources—Financing”.

South Africa celebrated 10 years of democracy in calendar 2004; however the country continues to face challenges in overcoming substantial differences in levels of economic and social development among its people. Access to land, poverty and unemployment, crime and a growing prevalence of HIV/AIDS are some of the social and economic factors that affect businesses operating in this country.

The southern African region has one of the highest infection rates of HIV/AIDS in the world. In 1992, Sappi established a programme to address the effects of HIV/AIDS and its impact on our employees and our business. Our aim is to ensure that our programme prevents new infections. Accordingly, in 2005, we became a member of the Global Business Coalition (GBC) on HIV/AIDS, a global partnership focused on developing an integrated strategy for dealing with the disease. Each of our operating units in southern Africa has an elected HIV/AIDS committee and a workplace HIV/AIDS prevention programme which are adapted to suit the needs of each particular business unit. Each Sappi operation in southern Africa has also identified the relevant role players in their geographical area and is working with them on the implementation of a comprehensive HIV/AIDS programme, eliminating duplication, making optimum use of relevant resources and ensuring sustainability. Following an initial anonymous voluntary study in 2003, a second comprehensive study was conducted in 2005. Based on a participation rate of greater than 80% at the operating units tested, we estimate that the overall infection rate in our southern African operations is approximately 13.7%. Our HIV/AIDS response strategy places special emphasis on testing and counselling. Since August 2002, our medical care for employees has included treatment to prevent mother to child transmission. Anti-retroviral treatment has been offered to HIV-infected permanent employees from the beginning of 2003. Thirty-four percent of the estimated population of HIV positive employees are actively engaged in an HIV/AIDS managed care programme, which is a significant improvement on the prior year’s participation rate. Of these employees actively engaged in a care programme, 40% are receiving anti-retroviral treatment.

The government and organised business have taken a number of steps in recent years to increase the participation of Black people in the South African economy. To this end, the Employment Equity Act (No 55 of 1998), the Skills Development Act (No 97 of 1998) and the Preferential Procurement Policy Framework Act (No 5 of 2000) were promulgated. More recently, the Broad-Based Black Economic Empowerment Act (No 53 of 2003) has formalised the country’s approach to distributing skills, employment and wealth more equitably between races and genders. Broad-Based Black Economic Empowerment (BBBEE) focuses on increasing equity in ownership, management and control of businesses, and improving Black representation in all levels of employment. It also promotes the development of skills within a business, the nurturing of Black entrepreneurship through preferential procurement and enterprise development, and the uplifting of communities through social investment.

Our South African businesses have formulated a BBBEE scorecard, based on guidelines set out by the Codes of Good Practice from the government Department of Trade and Industry. The scorecard set out in the following table was verified by Empowerdex, a leading BBBEE rating agent and reflects our significant achievements in the categories of empowerment, equity, skills development, preferential procurement, enterprise development and social development. Furthermore, the scorecard provides us with a basis on which to make future plans to extend our efforts. In general, targets for improvement in the various categories in the scorecard are set to be achieved by 2015.

Sappi’s rating

BBBEE factor status*
Equity in ownership	E
Equity in management	D
Employment equity	C
Skills development	B
Preferential procurement	C
Enterprise development	B
Social development	A

*        A is the highest score.

The shares of Sappi are widely held by South African and international investors. The company does not currently intend to undertake an empowerment transaction in respect of these shares. We will consider empowerment transactions related to specific southern African assets or business units where they add to the value of our business and meet our empowerment criteria.

The representation of Black people, particularly Black women, in management and all levels of employment within the company is a focus within the organisation, driven by employment equity targets set in each occupational category. Skills development initiatives, particularly programmes aimed at improving management and leadership skills, are geared to meet these targets. Where practical, Sappi purchases goods and services from Black-owned businesses and seeks opportunities to develop future Black vendors. Sappi is committed to the support of its Project Grow initiative through financial and technical input, as well as by providing a secure market during the start-up phase of these small tree farming enterprises. This initiative has been extended to encourage aspirant tree farmers who wish to undertake forestry activities on a larger scale. We have a number of enterprise development initiatives and have established programmes to train new entrepreneurs. These initiatives involve the transfer of business skills, technical assistance, financial support and preferential payment terms to assist new enterprises to enter the market. Sappi has a history of investment in the communities in which it operates. Initiatives to promote education, health and welfare, arts and culture, and rural and community development, amongst others, are regularly undertaken.

The South African constitution guarantees ownership rights of assets, and it is the stated intent of the Bill that transfer of ownership will occur at market prices. It should be noted that BBBEE equity participation need not necessarily occur at the corporate level, and can be effected at divisional, business unit or lower levels. Because the BBBEE Bill sets forth a framework for plans rather than specific requirements or goals, it is not possible to predict whether or how our business or assets may be impacted.

Inflation and Interest Rates

The following table sets forth South African inflation for fiscal 2005, fiscal 2004 and fiscal 2003:

	2005	2004	2003
Inflation(1)	4.4%	1.3%	3.7%

(1)                 South African Consumer Price Index (CPI). The CPI is for the Sappi fiscal years.

After having peaked at levels in excess of 20% in the 1990’s the South African prime overdraft interest rates declined to 13.0% in September 2001, the lowest level in 13 years. The South African inflation rate (as measured by inflation less mortgage interest rates), increased from 6.5% in December 2001, to 14.5% in October 2002, mainly due to the significant weakening of the Rand against the US dollar in the quarter ended December 2001. Accordingly, prime overdraft interest rates increased by 4% to 17% by the end of fiscal 2002. Since reaching its lowest levels against the US dollar in December 2001, the Rand has strengthened to its current levels of around R6.30. Partly due to the stronger Rand during fiscal 2005 and fiscal 2004, the South African inflation rate decreased significantly to 1.3% at the end of fiscal 2004, but increased to 4.4% as at the end of fiscal 2005, within the target range of 3-6% as set by the South African Reserve Bank (“the SARB”). This increase is largely the effect of the impact of higher oil prices on the South African economy. The SARB reduced its repurchase rate from 13.5% in November 2002 to 7.0% in April 2005, and as at December 7, 2005 it was 7.0%. The repurchase rate is the rate at which the SARB lends assistance to the banking sector and therefore represents the cost of credit to the banking sector. When the repurchase rate is changed, the interest rates on overdrafts and other loans extended by the banks also change. In this way the Reserve Bank indirectly affects interest rates in the economy. Although South African interest rates impact the cost of our South African borrowings, the majority of our borrowings have been incurred by subsidiaries outside southern Africa, denominated in either US dollars or euro.

In the US and Europe inflation rates were relatively stable in recent years, and accordingly had a lesser impact on our North American and European businesses. The three-month LIBOR interest rate for the US dollar reached 6.8%, in May 2000 and remained unchanged through to the end of fiscal 2000. Fiscal 2001 saw a period of significant rate reductions to 2.6% at the end of fiscal 2001. The rate reduced further to 1.14% at the end of fiscal 2003. Since then it increased to 1.96% by the end of fiscal 2004 and increased further to 4.06% by the end of fiscal 2005. On December 7, 2005 it was 4.48%.

The three-month Euribor interest rate in Europe decreased sharply from 4.9% at the end of fiscal 2000 and was 2.13% at the end of fiscal 2003 and 2.12% at the end of fiscal 2004. It increased slightly to 2.17% at the end of fiscal 2005 and on December 7, 2005 it was 2.45%. The relatively low interest rates in the United States and Europe continue to represent a significant interest rate differential when compared to South Africa’s 7.0% repurchase rate as determined by the SARB, and could result in further short-term strengthening of the Rand.

We borrow in the currencies of the countries in which we invest. As a result, finance costs are related to the location of our activities and not our domicile.

Our foreign exchange policy consists of the following principal elements:

•       External borrowings are taken up in the functional currency of the operating company concerned and, if not, then the exposure is hedged. Where appropriate we aim, in accordance with SA GAAP, to apply hedge accounting treatment to avoid volatility in our results due to mark-to-market effects of such hedging instruments.

•       Any receivables or payables not in the operating currency of the mill are hedged. Sales are hedged from the time of invoicing, purchases from the time of capex approval in the case of capex, and all other purchases are hedged in most instances at the time the order is placed.

•       These exposures are hedged through our central treasury, where external hedging instruments are contracted after netting the various exposures.

•       Variations in this policy are considered from time to time, but any deviations from the central treasury policy are always subject to prior board approval.

•       No speculative positions are permitted.

Translation risks are not hedged. As a general rule we manage our relative debt and equity ratios by financing our investments in different currencies with similar debt to asset ratios.

External dollar borrowings for our North American operations (with the exception of $107 million public long-term bonds) were replaced during fiscal 2002 by inter-group financing from Sappi Papier Holding GmbH (“SPH”), our European holding company. Accordingly, there is a larger proportion of external borrowings in our European operations when compared to the position before fiscal 2002. We have a current policy of not hedging translation risks. Our South African and European operations use the South African Rand and the euro as their respective functional currencies. Any translation of the value of these operations into US dollars result in foreign exchange translation differences as the Rand and the euro exchange rates move against the US dollar. These changes are booked to the foreign currency translation reserve account. We prefer not to hedge this exposure with financial instruments, as this results in cash settlements which impact our results on a permanent basis. Borrowings taken up in a currency other than the functional currency of the borrowing entity is specifically hedged with financial instruments, such as currency swaps and forward exchange contracts. With regard to interest rate swaps, hedge accounting is permitted when the hedging relationship between the hedge and the underlying debt meets the requirements of the relevant accounting statements in accordance with SA GAAP and International Financial Reporting Standards. For example, on our public bonds we have fixed to variable swaps. The terms of the swaps match the terms of the bonds exactly in respect of interest settlements and capital repayments etc. With regard to maturity, the 10-year bond is hedged to full maturity, the 30-year bond for the first ten years. If the relationship between the hedge and the debt is not matched, hedge accounting cannot be applied. We only enter interest rate swaps when hedge accounting can be applied or any volatility due to the mark-to-market movements of the swaps to the income statement avoided. For a description of hedge accounting with regard to interest rate swaps in accordance with United States GAAP, see note 42 to our Group annual financial statements included eleswhere in this Annual Report. For a description of our interest and exchange rate risks, see note 37 to our Group annual financial statements included elsewhere in this Annual Report.

Financial Condition and Results of Operations

Our operations are organised into two business units:

Sappi Fine Paper, which consists of Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Fine Paper South Africa; and

Sappi Forest Products, which consists of Sappi Kraft, Sappi Saiccor and Sappi Forests.

The following table sets forth sales and operating profit for Sappi, Sappi Fine Paper by region, and Sappi Forest Products, in US dollars, and as a percentage of sales for fiscal 2005, fiscal 2004 and fiscal 2003. Operating profit percentages are expressed as a percentage of sales of the applicable business unit.

	2005		2004		2003
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
	($ million)
Sales:
Sappi Fine Paper
Sappi Fine Paper North America	1,458	29.1	1,373	29.0	1,384	32.2
Sappi Fine Paper Europe	2,239	44.6	2,127	45.0	1,903	44.2
Sappi Fine Paper South Africa	323	6.4	311	6.6	270	6.3
Total	4,020	80.1	3,811	80.6	3,557	82.7
Sappi Forest Products	998	19.9	917	19.4	742	17.3
Group Sales	5,018	100.0	4,728	100.0	4,299	100.0
Operating (Loss) Profit:
Sappi Fine Paper
Sappi Fine Paper North America	(270)	(18.5)	(92)	(6.7)	11	0.8
Sappi Fine Paper Europe	76	3.4	83	3.9	118	6.2
Sappi Fine Paper South Africa	(12)	(3.7)	15	4.8	35	13.0
Total	(206)	(5.1)	6	0.2	164	4.6
Sappi Forest Products	73	7.3	191	20.8	113	15.2
Corporate	(4)	—	(9)	—	(5)	—
Group Operating (Loss) Profit	(137)	(2.7)	188	4.0	272	6.3

Our results for fiscal 2005 have been impacted by the additional accounting week in fiscal 2005, compared to fiscal 2004 and fiscal 2003. The following illustrates the impact of the additional accounting week on sales and operating expenses.

Group volumes sold in fiscal 2005 increased by 286,000 metric tonnes (4.0%) and consolidated group sales increased by $290 million (6.1%) over fiscal 2004. The additional accounting week accounted for a sales volume increase of 141,000 metric tonnes and a $95 million increase in sales, in each case based on the average weekly sales of the 53 accounting weeks, or “average sales”.

Group operating expenses (comprising cost of goods sold, SG&A expenses and other expenses) increased by $615 million (13.5%) to $5,155 million in fiscal 2005. This increase consisted of increases in cost of goods sold of $381 million, other expenses of $223 million (mainly impairments) and SG&A expenses of $11 million. The additional accounting week accounted for an increase in cost of goods sold of $85 million and for an increase in SG&A expenses of $7 million, in each case based on the average weekly expenses of the 53 accounting weeks, or “average expenses”.

A more detailed discussion and explanation of the material factors that affect our results of operations described below, is contained in the sections “Markets”, “Principal Factors Impacting our Results”, “Currency Fluctuations”, “Raw Material and Other Input Costs of Manufacturing”, “Restructuring”, “Inflation and Interest Rates” and “Mill Closures, Acquisitions, Dispositions and Impairment; and Joint Venture”, elsewhere in this Operating and Financial Review and Prospects. These factors include market fluctuations, exchange rates, taxation, net finance costs, impairment costs and significant cost factors, including raw material and other input costs of manufacturing as well as restructuring and cost reduction initiatives.

Year Ended September 2005 Compared to Year Ended September 2004

North American coated fine paper apparent demand growth slowed in fiscal 2005 in comparison to fiscal 2004, despite continued economic and advertising growth. Demand for coated woodfree paper grades grew 1.0% in comparison to 4.7% growth in fiscal 2004. Sappi Fine Paper North America’s average price realised increased by 6.9% to $1,017 per metric tonne in fiscal 2005, mainly due to price increases realised for sales of web and market pulp. Sheet prices also increased, however, the overall average sheet prices realised in fiscal 2005 was flat compared to fiscal 2004 due to a mix shift from premium products to lower grades. Prices for other grades, including the speciality grades, were stable. In Europe, demand for coated woodfree paper grew by 4.4% in fiscal 2005, which was slower compared to growth of 8.2% in fiscal 2004. Despite sharp input costs increases and significant temporary capacity closures during fiscal 2005, prices in Europe were flat. Market pulp demand increased in fiscal 2005, mainly due to demand from China’s growing paper industry. This increased demand did not result in price increases until after the end of fiscal 2005 as customers initially reduced inventories.

Due to weak market conditions in fiscal 2005 and to contain rising costs, the company continued its restructuring initiatives as described in the “Company and Business Overview” section.

The US dollar weakened during fiscal 2005 by 4.2% against the euro and by 6.6% against the Rand. The translation of our results from local currencies to US dollar for reporting purposes tends to distort comparisons between periods when currencies are volatile. For example, as a result of the weakening of the average US dollar rate against the euro and the Rand during fiscal 2005, a 0.6% decrease in average selling price per metric tonne realised in euro translates to a 3.6% increase in average selling price per metric tonne realised in US dollar, and a 2.7% decrease in average selling price per metric tonne realised in Rand translates to a 4.2% increase in average selling price per metric tonne realised in US dollar. We refer to this as the currency translation effect in the following discussion of our financial condition and results of operations.

Sales

Sales represent the net sales value of all products sold to outside parties. For a full description see our revenue recognition policy in note 2 of our Group annual financial statements included elsewhere in this Annual Report.

In fiscal 2005, the volume of products sold increased by 286,000 metric tonnes (4.0%) to 7.5 million metric tonnes, from 7.2 million metric tonnes in fiscal 2004. Based on average sales, the additional accounting week in fiscal 2005 accounted for 141,000 metric tonnes of the increase. The increase of 286,000 metric tonnes in volume of products sold consisted of increased volume sold for Sappi Fine Paper Europe (39,000 metric tonnes) and Sappi Forest Products (259,000 metric tonnes), and decreased volume sold for Sappi Fine Paper North America (11,000 metric tonnes) and for Sappi Fine Paper South Africa (1,000 metric tonnes).

Group sales increased by $290 million to $5,018 million in fiscal 2005 from $4,728 million in fiscal 2004 (6.1%). Based on average sales, the additional accounting week in fiscal 2005 accounted for $95 million of the increase. The increase of $290 million in Group sales consisted of increased sales for our Fine Paper division of $209 million and Forest Products division of $81 million. The increase of $290 million in Group sales is primarily due to the impact of the currency translation effect ($177 million) and increased volumes resulting from the additional accounting week. Group sales also increased due to higher selling prices realised of $12 million. However, in local currencies, selling prices realised decreased at all our regions, except at North America.

Sappi Fine Paper.   The total volume sold by Sappi Fine Paper (including pulp) in fiscal 2005 increased by 27,000 metric tonnes (0.7%) to 4,177 million metric tonnes, notwithstanding the impact of the additional accounting week in fiscal 2005, which accounted for 79,000 metric tonnes based on average sales. For Sappi Fine Paper North America, volumes sold decreased by 11,000 metric tonnes (0.8%), to 1.4 million metric tonnes, despite the additional accounting week which accounted for 27,000 metric tonnes in fiscal 2005, based on average sales. Industry demand for coated fine paper in North America increased at an annualised rate of 1.0% in fiscal 2005. Sappi Fine Paper Europe’s volumes sold increased by 39,000 metric tonnes to 2.4 million metric tonnes. Excluding the impact of the additional accounting week in fiscal 2005, which accounted for 46,000 metric tonnes based on average sales, volumes decreased by 7,000 metric tonnes, largely due to lower volumes sold resulting from our loss of market share and pricing issues, compared with industry-wide coated fine paper growth of 4.4% in fiscal 2005. The market share lost in Europe in the second and third quarters of fiscal 2005 was regained by Sappi Fine Paper Europe in the last fiscal quarter of fiscal 2005. Sappi Fine Paper South Africa maintained market share in fiscal 2005 and volumes sold decreased by 1,000 metric tonnes despite the additional accounting week which accounted for 6,000 metric tonnes in fiscal 2005, based on average sales.

Total sales for Sappi Fine Paper (including pulp) increased by $209 million (5.5%) to $4,020 million in fiscal 2005. Based on average sales, the additional accounting week in fiscal 2005 accounted for $76 million of the increase. The $209 million increase is due primarily to the currency translation effect ($111 million), higher average selling prices realised in local currencies ($75 million) and increased volume ($23 million). Average prices realised in US dollar terms in fiscal 2005 increased by $44 per metric tonne (4.8%) to $962 per metric tonne, up from $918 per metric tonne in fiscal 2004.

Sales for Sappi Fine Paper North America increased by $85 million (6.2%) to $1,458 million in fiscal 2005. Based on average sales, the additional accounting week in fiscal 2005 accounted for $28 million of the increase. Increased selling prices improved sales by $95 million, and despite the additional volume sold due to the additional accounting week, lower volumes contributed to a decrease of $10 million in sales. The average price realised increased by 6.9% to $1,017 per metric tonne in fiscal 2005, despite the pressure from continued imports into the United States.

Sappi Fine Paper Europe sales increased by $112 million (5.3%) to $2,239 million in fiscal 2005. Based on average sales, the additional accounting week in fiscal 2005 accounted for $42 million of the increase. The $112 million increase is due to the currency translation effect ($90 million) and increased volumes, ($35 million), reduced by decreased selling prices in euro terms ($12 million). Excluding the impact of the additional volume of 46,000 metric tonnes sold due to the additional accounting week, based on average sales, volume decreased compared to fiscal 2004, which resulted in a decrease in sales value. This decrease in volume sold was mainly the effect of our lower market share in the second and third fiscal quarters of fiscal 2005. Input cost pressures and significant temporary capacity closures from the labour action impacting competitors in Finland during fiscal 2005 prevented further price deterioration. Average price realised in US dollar terms was $923 per metric tonne in fiscal 2005, 3.6% up from $891 per metric tonne in fiscal 2004. In euro terms average prices per metric tonne were 0.5% lower.

For Sappi Fine Paper South Africa, sales increased by $12 million (3.9%) to $323 million in fiscal 2005. Based on average sales, the additional accounting week in fiscal 2005 accounted for $6 million of the increase. This increase is primarily attributable to the result of the currency translation effect ($21 million), reduced by lower average selling prices realised in Rand terms ($8 million). Despite the additional volume sold due to the additional accounting week, lower volumes contributed to a decrease of $1 million in sales. The average price realised for fine paper products in South Africa in US dollar terms increased by 4.2% to $1,019 per metric tonne in fiscal 2005 as a result of the currency translation effect, while in Rand terms, the average price realised in fiscal 2005 decreased by 2.7% as a result of the pressure of continued imports into South Africa caused by the Rand’s strength against the US dollar. The pressure of the currency strength also resulted in lower margin export sales increasing by 5,800 metric tonnes in fiscal 2005.

Sappi Forest Products.   Total sales volume for Sappi Forest Products increased by 8.5% to 3.3 million metric tonnes in fiscal 2005. The volume of timber sold increased by 210,000 metric tonnes (13.8%), due to strong local demand for timber, and the volume of paper pulp sold increased by 23%, due to higher production in fiscal 2005, while chemical cellulose (dissolving pulp) volumes were 2% lower, mainly due to the replenishment of inventories. The additional accounting week accounted for 62,000 metric tonnes ($19 million), based on average sales. Sappi Forest Product’s sales increased by $81 million (8.8%) to $998 million in fiscal 2005, from $917 million in fiscal 2004. This increase is attributable mainly to the currency translation effect ($66 million) and increased volumes ($78 million), partly reduced by lower selling prices in Rand terms ($63 million). The average price for chemical cellulose (dissolving pulp) increased by 5.8% in fiscal 2005, mainly due to strong demand in fiscal 2005, especially in the viscose market, despite a general decline in demand in China. The average price for NBSK pulp decreased by 1.1% in fiscal 2005.

Operating Expenses

Group operating expenses (comprising cost of goods sold, SG&A expenses and other expenses) increased by $615 million (13.5%) to $5,155 million in fiscal 2005. This increase consisted of increases in cost of goods sold ($381 million, with $136 million representing higher raw materials and energy costs and $151 million representing the currency translation effect), other expenses ($223 million) and selling, general and administrative expenses ($11 million), including additional costs due to the additional accounting week (cost of goods sold—$85 million and SG&A—$7 million, based on average expenses). The total increase in Group operating expenses of $615 million included $233 million relating to the Muskegon and Usutu impairment charges and $170 million due to the currency translation effect (of which Europe represented $87 million and southern Africa $83 million). We have been vigilant in trying to control costs and offset cost increases where possible. The ongoing initiatives that we put in place over the last few years to offset the impact of cost increases delivered significant savings in fiscal 2005. On a constant currency basis, Group fixed costs increased by only 1% in fiscal 2005.

Operating expenses for Sappi Fine Paper North America increased by $263 million, primarily as a result of the $183 million Muskegon impairment charges, and partly as a result of increased cost of sales of $91 million, (of which price increases for raw material and energy input costs were $71 million), partly reduced by decreased volumes ($11 million). The additional accounting week accounted for $33 million based on average expenses.

Operating expenses for our European operations increased by euro 27 million (1.6%), or by $119 million in US dollar terms. The $119 million increase was due primarily to the currency translation effect of $87 million and volume increases of $34 million. The additional accounting week accounted for euro 33 million ($41 million) based on average expenses. Price increases for raw material and energy input costs accounted for an increase of $47 million.

Operating expenses at Sappi Fine Paper South Africa increased by R113 million, (5.7%) or by $39 million in US dollar terms, $22 million of which was the currency translation effect. The R113 million increase included the impact of the additional accounting week (R39 million—$6 million), based on average expenses, the costs relating to the temporary closure in fiscal 2005 of the Stanger bleached plant (R36 million—$6 million), an increase in the provision for spares obsolescence (R22 million—$4 million), the effect of increases in prices of raw materials and energy (R31 million—$5 million) and an increase in finished goods obsolescence provision (R8 million—$1 million).

Operating expenses for Forest Products increased by R923 million (19.0%) in Rand terms, or $199 million in US dollar terms, of which $61 million was the currency translation effect, $62 million was volume increases (including the additional costs due to the additional accounting week), $50 million (R312 million) was the Usutu impairment charge and $26 million was price increases. The $26 million price increases included the result of increases in prices of raw materials and energy costs of $20 million (R125 million). Operating expenses was reduced by the benefit of $52 million relating to the plantation adjustment ($18 million less than fiscal 2004—primarily due to fewer timber price increases). The 19.0% increase in operating expenses in Rand terms is mainly due to the 8.5% increase in volumes sold and the $50 million impairment charges for the Usutu mill.

SG&A expenses, which are included in the group operating expenses discussed above, were $382 million in fiscal 2005, $11 million higher than $371 million in fiscal 2004. $11 million was as a result of the currency translation effect, $8 million was due to the extra accounting week based on average expenses, reduced primarily by a lower charge for bad debt provisions of $7 million for our European operations, compared to the charge for bad debt provisions in fiscal 2004.

Other expenses, which are included in the group operating expenses described above, represent all profit and expenditure relating to activities other than that which is regarded as normal trading. Other expenses of $259 million in fiscal 2005 ($36 million in fiscal 2004) relate mainly to asset impairment charges ($232 million) and restructuring charges ($22 million), reduced by the release of a $6 million provision at Sappi Fine Paper Europe. The $232 million asset impairment charges relate mainly to our North American Muskegon mill ($183 million) and our southern African Usutu mill ($50 million). The $22 million restructuring charges relate mainly to our initiatives in North America to address the regional overhead structure. In fiscal 2004, other expenses of $36 million included $32 million of restructuring charges, mainly at our North American Westbrook mill ($16 million), the closure of our London office ($5 million) and staff compliment reductions at our North American and Forest Products operations ($11 million) and also included charges relating to the write-off of assets at all of our divisions.

Group operating expenses per metric tonne increased by $58 (9.2%) to $689 in fiscal 2005 from $631 per metric tonne in fiscal 2004. The increase of 9.2% was largely the result of the Muskegon and Usutu impairment charges ($31 per metric tonne or 4.9%), the currency translation effect ($23 per metric tonne or 3.6%) as well as higher raw materials and energy costs ($18 per metric tonne or 2.9%). The ongoing initiatives that we put in place over the last few years to offset the impact of cost increases delivered significant savings in fiscal 2005. The 4.0% increase in volume sold in fiscal 2005 resulted in the fixed cost component of operating expenses being spread over more tonnes, thereby decreasing fixed costs on a per metric tonne basis. Excluding the Muskegon and Usutu impairment charges, the overall increase of operating expenses per metric tonne was contained to 4.3% per metric tonne from fiscal 2004, compared to the 8.4% increase in total operating expenses, excluding the Muskegon and Usutu impairment charges.

At our North American operations, operating expenses per metric tonne increased by 18.8%, mainly due to the Muskegon impairment charge ($183 million) and higher raw materials and energy costs ($71 million). Operating expenses per metric tonne at our European operations increased by 4.1% due to the strengthening of the euro against the dollar (in euro terms operating expenses per metric tonne were flat compared to fiscal 2004 levels). For our South African fine paper operations, operating expense per metric tonne in US dollars increased by 13.5% (in Rand terms operating expense per metric tonne increased by 6.0%), mainly as a result of higher raw material and energy costs and other costs relating to increased provisions and mill closures described above. For Forest Products, operating expense per metric tonne, in dollar terms, increased by 17.2%, mainly due to the effect of the Usutu impairment charge ($50 million) and also as a result of the strengthening of the Rand against the dollar. In Rand terms, and excluding the effect of the Usutu impairment charge, operating expenses per metric tonne increased mainly due to higher raw materials and energy costs.

Operating Loss/Profit

Group operating loss amounted to $137 million in fiscal 2005, and represented a decrease of $325 million (172.9%) from an operating profit of $188 million in fiscal 2004, primarily attributable to decreases in operating profit for our Fine Paper division ($212 million), (mainly due to a decrease of $178 million at our North American Fine Paper division) and Forest Products division ($118 million). Operating loss included charges of $233 million relating to the Muskegon and Usutu impairment, the restructuring charge of $22 million and $136 million relating to higher raw materials and energy costs. The ongoing initiatives that we put in place over the last few years to offset the impact of cost increases delivered significant savings in fiscal 2005. Operating loss was enhanced by the release of a $6 million provision at Sappi Fine Paper Europe, and lower charges for European bad debt provisions of $7 million. It was also enhanced by the benefit of $52 million relating to the plantation adjustment ($18 million less than fiscal 2004).

Our Group operating margin, or the ratio of operating profit (loss) to sales, decreased to negative 2.7% in fiscal 2005 compared to a profit of 4.0% in fiscal 2004 and 6.3% in fiscal 2003. The lower operating profit and operating margin reflect the effect of the Muskegon and Usutu impairment charges ($233 million) and the continuing difficult trading conditions in our major fine paper markets, resulting in lower average prices realised in local currency in our European and southern African operations. This was reduced by higher average prices realised at our North American operations, and higher raw materials and energy costs at all our divisions ($136 million).

Sappi Fine Paper.   Operating profit for Sappi Fine Paper decreased to an operating loss of $206 million in fiscal 2005 from an operating profit of $6 million in fiscal 2004, mainly due to an increased operating loss in fiscal 2005 for Sappi Fine Paper North America ($178 million) as well as decreases in operating profit at our South African ($27 million) and European Fine paper divisions ($7 million). This decrease in operating profit reflects the effect of the Muskegon impairment charge ($183 million), higher raw materials and energy costs ($118 million) and the impact of the $21 million restructuring charge for our North American operations. Operating margin was negative 5.1% in fiscal 2005 compared to an operating margin of 0.2% in fiscal 2004 and to 4.6% in fiscal 2003.

Sappi Fine Paper North America incurred operating losses of $270 million in fiscal 2005 and $92 million in fiscal 2004. Operating margin was negative 18.5% in fiscal 2005 compared to negative 6.7% in fiscal 2004. These decreases in operating profit and operating margin in fiscal 2005 reflects the effect of the Muskegon impairment charge ($183 million), higher raw materials and energy costs ($71 million) and the impact of the restructuring charge ($21 million). Delivery costs had decreased significantly and we will continue to be vigilant in controlling costs and offsetting cost increases where possible. Profitability will also be impacted positively by the expected full year savings of $50 million resulting from the Muskegon impairment and the restructuring of the corporate overhead structure.

Operating profit for Sappi Fine Paper Europe decreased by $7 million (8.4%) to $76 million in fiscal 2005 from $83 million in fiscal 2004. Operating margin decreased to 3.4% in fiscal 2005 from 3.9% in fiscal 2004. These decreases in operating profit and operating margin reflect the continuing difficult trading conditions in Europe, and were primarily due to the impact of higher raw materials and energy costs coupled with lower average selling prices realised in euro terms. Operating profit was enhanced in fiscal 2005 by the release of a $6 million provision and lower charges for bad debt provisions of $7 million, both at Sappi Fine Paper Europe. Improved productivity and cost reductions contained operating expense per metric tonne in euro terms in fiscal 2005, which contained to some extent the reduction in operating profit and operating margin.

The operating loss of $12 million for Sappi Fine Paper South Africa decreased from an operating profit of $15 million in fiscal 2005. Operating margin decreased to negative 3.7% in fiscal 2005 from 4.8% in fiscal 2004. These decreases in operating profit and operating margin reflect lower selling prices per metric tonne realised in Rand terms (2.7%) and higher raw materials and energy costs, while the operating expenses per metric tonne in Rand terms increased by 6.0%, 3.3% of which was due to higher provisions for obsolescence and the Stanger pulp mill temporary closure costs.

Sappi Forest Products.   Sappi Forest Products operating profit decreased by $118 million (61.8%) to $73 million in fiscal 2005. Operating margin was 7.3% in fiscal 2005, compared to 20.8% in fiscal 2004. These decreases in operating profit and operating margin reflect the Usutu impairment charges ($50 million) and higher raw materials and energy costs ($20 million), whilst average selling price per metric tonne decreased in Rand terms (6.3%). The fair value adjustment for plantations enhanced operating profit by $52 million in fiscal 2005, $18 million less when compared to fiscal 2004. In Rand terms, operating expenses per metric tonne increased by 9.7% in fiscal 2005, mainly due to the impact of the Usutu impairment charges and higher raw materials and energy costs.

Corporate.   Operating losses decreased by $5 million in fiscal 2005 from a loss of $9 million in fiscal 2004 mainly as a result of higher operating profits for our captive insurance company Lignin ($3 million).

Year Ended September 2004 Compared to Year Ended September 2003

Fiscal 2004 was characterised by strong demand growth in the North American market, driven by renewed economic growth and a buoyant advertising market. Demand for coated woodfree grades grew at an annualised rate of 3.5%. As a result, we have been able to implement price increases during the course of fiscal 2004. In Western Europe, demand for coated woodfree paper grew by 6.8% in fiscal 2004, a significant increase on growth of 1% in fiscal 2003 and 1.5% in fiscal 2002. With supply exceeding demand in the earlier part of the fiscal year, however, price increases in the European market did not materialise during this fiscal year. During that period, there was a significant overcapacity of coated fine paper relative to demand which, on average for fiscal 2004, led to weakening prices for our Fine Paper operations. The pulp market was affected by increased demand during the first half of fiscal 2004, mainly due to demand from China’s growing paper industry. The increased demand translated into higher prices. Towards the end of fiscal 2004 when Chinese demand decreased, prices fell as customer inventories were reduced. Due to the conditions of weak markets in fiscal 2003 and to contain rising costs, the company, early in fiscal 2004, completed a number of restructuring initiatives announced during fiscal 2003, as described in the “Company and Business Overview” section.

The US dollar weakened during fiscal 2004 by 12.5% against the euro and by 19.8% against the Rand.

The translation of our results from local currencies to US dollar for reporting purposes tends to distort comparisons between periods when currencies are volatile. For example, as a result of the weakening of the average US dollar rate against the euro and the Rand during fiscal 2004, a 7.1% reduction in average selling price realised in euro translates to a 4.6% increase in US dollar, and a 12.6% decrease in average selling price realised in Rand translates to an 8.7% increase in US dollar.

We refer to this as the currency translation effect in the following discussion of our financial condition and results of operations.

A more detailed discussion and explanation of the material factors that affect our results of operations described below, is contained in the sections “Principal Factors Impacting our Results”, “Inflation and Interest Rates” and “Mill Closures, Acquisitions and Dispositions”, elsewhere in this Operating and Financial Review and Prospects. These factors include market fluctuations, exchange rates, taxation, net finance costs and significant cost factors, including cost reduction initiatives.

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

Group sales increased by $429 million to $4,728 million in fiscal 2004 from $4,299 million in fiscal 2003 (10.0%). The sales of our Fine Paper division increased by $254 million and Forest Products by $175 million. The increase in Group sales is primarily due to the translation of our results from local currencies to US dollar for reporting purposes ($479 million) which tends to distort comparisons between periods when currencies are volatile. During fiscal 2004 the US dollar weakened by 12.5% on average against the euro, and by 19.8% on average against the Rand. Group sales also increased due to higher volumes sold ($285 million) across all regions, reduced by lower selling prices realised in local currencies ($335 million).

Sappi Fine Paper.   The total volume sold by Sappi Fine Paper (including pulp) in fiscal 2004 increased by 234,000 metric tonnes (6.0%) to 4.1 million metric tonnes. Sappi Fine Paper Europe’s volumes increased by 155,000 metric tonnes to 2.4 million metric tonnes (6.9%), slightly below industry-wide coated fine paper growth of 8.2%. For Sappi Fine Paper North America, volumes sold increased by 61,000 metric tonnes (4.4%), to 1.4 million metric tonnes. Industry demand for coated fine paper in North America grew by 3.5% in fiscal 2004. In fiscal 2004, Sappi Fine Paper South Africa claimed back market share lost in fiscal 2003, and increased volumes sold by 18,000 metric tonnes to 318,000 metric tonnes.

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

Sappi Fine Paper Europe sales increased by $224 million (11.8%) to $2,127 million in fiscal 2004. This increase is due to the currency translation effect ($236 million) and increased volumes ($131 million), reduced by lower selling prices in euro terms ($143 million). Average price realised in US dollar terms was $891 per metric tonne in fiscal 2004, up 4.6% from $852 per metric tonne in fiscal 2003. In euro terms average prices per metric tonne were 7.1% lower due to the continued surplus of supply compared to demand for coated fine paper in Europe, particularly in the early part of the year. Operating rates improved through the year.

For Sappi Fine Paper South Africa, sales increased by $41 million (15.2%) to $311 million in fiscal 2004. This increase is primarily attributable to the result of the currency translation effect ($62 million) and partly due to an increase in volume sold ($16 million), reduced by lower average selling prices realised in Rand terms ($36 million). The average price realised for fine paper products in South Africa in US dollar terms increased by 8.7% to $978 per metric tonne in fiscal 2004, as a result of the currency translation effect, while in Rand terms, the average price realised in fiscal 2004 decreased by 12.4% as a result of the pressure of continued imports into South Africa caused by the Rand’s strength against the US dollar.

Sappi Forest Products.   Total sales volumes for Sappi Forest Products increased by 10.3% to 3.0 million metric tonnes in fiscal 2004. There were increases in volumes of chemical cellulose (dissolving pulp) (10.3%) and commodity paper products (1.4%) while paper pulp volumes were 5.5% lower. The increased chemical cellulose (dissolving pulp) volume was mainly as a result of the closure of competitor capacity as well as the increased demand in the viscose staple industry, fuelled by higher prices for cotton, which is a competing product. Sappi Forest Product’s sales increased by $175 million (23.6%) to $917 million in fiscal 2004. This increase is attributable mainly to the currency translation effect ($181 million), and increased volumes ($76 million), partly offset by lower selling prices in Rand terms ($82 million). The average price for chemical cellulose (dissolving pulp) increased by 21.9% in fiscal 2004, in line with NBSK prices, to which it is linked. For paper pulp, the average price realised in US dollar terms increased by 12.8% per metric tonne reflecting the improved market conditions for that product.

Operating Expenses

Group operating expenses (comprising cost of goods sold, selling, general and administrative expenses and other expenses) increased by $513 million (12.7%) to $4,540 million in fiscal 2004. This increase was mainly due to the currency translation effect of $429 million of which Europe represented $227 million and southern Africa $202 million. Operating expenses for Sappi Fine Paper North America increased by $92 million, primarily as a result of increased volumes ($61 million) and partly as a result of increased wood and energy costs ($25 million). Operating expenses in North America were further increased by restructuring charges of $20 million. Operating expenses in our European operations increased by 1.8% in euro terms, despite the 6.9% increase in volume sold, mainly due to lower fixed costs as a result of improved productivity and cost reduction initiatives. Operating expenses at Sappi Fine Paper South Africa increased by 1.4% in Rand terms. Forest Products operating expenses decreased by 7.3% in Rand terms. Excluding the effects of AC 137, the accounting standard for plantations, they increased by 1.6% in Rand terms, similar to the magnitude of the volume increase.

Selling, general and administrative expenses (SG&A), which are included in the group operating expenses discussed above, increased by $55 million (17%) to $371 million in fiscal 2004. $30 million was as a result of the currency translation effect, and $8 million was due to additional bad debt provisions in Europe. SG&A expenses in fiscal 2003 were favourably affected by a $10 million once-off relief from the SFPNA pension plan amendment.

Other expenses, which are included in the group operating expenses described above, represent all profit and expenditure relating to activities other than that which is regarded as normal trading. Other expenses of $36 million in fiscal 2004 ($27 million in fiscal 2003) included $32 million of restructuring charges and also included charges relating to the write-off of assets at all of our divisions. In fiscal 2003 other expenses consisted of a pre-tax charge of $32 million for asset impairment and related write-off of inventory at our Westbrook mill (Sappi Fine Paper North America), reduced by net other profit of $5 million relating to various other items, including a net profit of $3.0 million relating to the sale of a scrapped paper machine at our Gratkorn mill in Austria (Sappi Fine Paper Europe).

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

At our North American operations, operating expense per metric tonne increased by 2.2% due to higher raw materials and energy costs. Operating expense per metric tonne increased by 7.1% at our European operations due to the strengthening of the euro against the dollar (in euro terms operating expense per metric tonne decreased by 4.8% as a result of cost reductions). For our South African fine paper operations, operating expense per metric tonne in US dollars increased by 18.9% (in Rand terms operating expense per metric tonne decreased by 4.7%) as a result of cost reductions. For Forest Products operating expense per metric tonne, in dollar terms, increased 4.8% particularly as a result of the strengthening of the Rand against the dollar. In Rand terms and excluding the effect of the accounting standard on plantations AC137 (“AC137”), operating expenses per metric tonne were contained at fiscal 2003 levels.

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

Sappi Fine Paper.   Operating profit for Sappi Fine Paper decreased by $158 million (96.3%) to $6 million in fiscal 2004 mainly due to lower operating profit in fiscal 2004 for Sappi Fine Paper North America ($103 million), as well as decreases in operating profit at our European ($35 million) and South African Fine Paper divisions ($20 million). Operating margin was 0.2% in fiscal 2004 as compared to 4.6% in fiscal 2003.

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

Sappi Fine Paper North America incurred an operating loss of $92 million in fiscal 2004 compared to an operating profit of $11 million in fiscal 2003. This decrease in operating profit reflecting the continuing difficult trading conditions in the US in the earlier parts of fiscal 2004, which resulted in lower average selling prices realised. Operating profit was also negatively impacted in fiscal 2004 by higher raw materials and energy costs and by a $20 million restructuring charge.

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

Sappi Forest Products.   Sappi Forest Products operating profit increased by $78 million (69.0%) to $191 million in fiscal 2004. This is mainly attributable to higher average selling prices realized, which increased on average by 11.9%, and also to the 10.3% increase in volumes sold. The fair value adjustment for plantations under AC137, had the effect of increasing operating profit by $70 million in fiscal 2004. In Rand terms and excluding the fair value adjustment for plantations, operating expenses by metric tonne were contained at fiscal 2003 levels. Operating margin increased to 20.8% in fiscal 2004, from 15.2% in fiscal 2003.

Corporate.   Operating losses increased by $4 million as a result of the inclusion of the UK pension costs, which in the prior year and up to the closure of the London office were included in the Fine Paper results.

Net Finance Costs

Net finance costs consist of gross interest and other finance costs, interest received, interest capitalised, foreign exchange gains and losses and change in fair value of financial instruments. Net finance costs were $87 million in fiscal 2005 compared to $110 million in fiscal 2004. Gross interest cost increased by $13 million to $146 million in fiscal 2005, mainly as a result of increased interest rates in fiscal 2005. The benefit of the swaps in prior years was reduced by an increase in interest rates as benchmark swap rates increased by 200 basis points from fiscal 2004. Average gross interest-bearing borrowings of $2,049 million in fiscal 2005 decreased by $23 million compared to $2,072 million in fiscal 2004.

Net finance costs also included a $17 million gain relating to the change in fair value of financial instruments (fiscal 2004—$11 million loss) driven by movements in interest rates and exchange rates. It includes a gain of $13 million recorded in the third quarter of fiscal 2005 as a result of an accounting mismatch, which arose from our inability to apply hedge accounting in respect of our interest rate swaps for a period during that quarter.

Net finance costs were $110 million in fiscal 2004 compared to $111 million in fiscal 2003. Gross interest cost decreased by $17 million over fiscal 2003 to $133 million as a result of a full year’s benefit of having swapped fixed rate debt to floating rates during fiscal 2003. During fiscal 2004, we concluded an additional $107 million of fixed to variable interest rate swaps. The benefit of the swaps was reduced by an increase in interest rates as benchmark swap rates increased by 96 basis points from fiscal 2003. Increased average borrowing levels in fiscal 2004 also adversely affected interest costs.

Net finance costs in fiscal 2004 also included an $11 million loss relating to mark-to-market adjustments on financial instruments (fiscal 2003—$6 million gain) driven by movements in interest rates and exchange rates.

Net finance cost before finance costs capitalised ($88 million) was covered 6.3 times by cash generated by operations ($554 million) in fiscal 2005, compared to 5.5 times in fiscal 2004 and 5.8 times in fiscal 2003. The reduction in fiscal 2004 was mainly due to lower levels of profits and cash flow.

Finance costs capitalised in fiscal 2005 amounted to $1 million, compared to $2 million in each of fiscal 2004 and fiscal 2003. Finance costs capitalised relate mainly to the capitalised interest on major projects under construction. Following the adoption in fiscal 2004 of AC137, we no longer capitalised interest to the holding costs of plantations.

Taxation

Total taxation amounted to a tax credit of $11 million in fiscal 2005, compared to a tax credit of $17 million in fiscal 2004 and a tax charge of $18 million in fiscal 2003. Total taxation in fiscal 2005 increased by $6 million from fiscal 2004. The effective tax rate was 4.9% for fiscal 2005 compared with negative 22.5% for fiscal 2004 and positive 11.0% for fiscal 2003. Despite the loss in fiscal 2005, the decrease in the tax benefit and the increase in the effective rate in fiscal 2005 were primarily as a result of the tax relief on the net loss before tax of $320 million for Sappi Fine Paper North America not being fully recognised under applicable accounting rules. Further reduction in the benefit is due to non-relief of the impairment charges relating to the Usutu mill. The impact of these two adjustments increased the group’s tax charge by $121 million. This was, however, partially offset by tax rate reductions in the Netherlands and South Africa.

Total taxation in fiscal 2004 decreased by $35 million from fiscal 2003 due to profits before tax reducing to $78 million from $161 million in fiscal 2003, and as a result of the geographical split of profits and losses. Further reductions in tax were due to the reversal of tax provisions previously raised for exposures that have been resolved as well as the reduction in fiscal 2004 of the Austrian tax rate from 34% to 25%. The impact of all these adjustments was $26 million. This was however offset by the reversal of net deferred tax assets of $20 million in Europe and southern Africa.

The decrease in the effective tax rate in fiscal 2004 was primarily the result of the geographical split of profits and losses and the utilisation of previously unrecognised tax losses. Our North American operations, where the nominal tax rate is 39.5%, reported a Net Loss before Tax of $140 million. The tax rate benefited further from the reversal of tax provisions previously raised for exposures that have been resolved in fiscal 2004 and the reduction in fiscal 2004 of the Austrian tax rate from 34% to 25%. The impact of all these adjustments was $26 million. This was however offset by the reversal of net deferred tax assets of $20 million in Europe and southern Africa.

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

Sappi International S.A. (“SISA”) is a corporation incorporated in Belgium. SISA is our group treasury and operates in Belgium under a co-ordination centre license granted by the Belgian government that includes an alternative method of calculating the taxation liability of a co-ordination centre. This license was originally granted in 1993 and is valid until December 31, 2005. The Belgian government has legislated a new general tax measure with effect from January 1, 2006. This tax measure allows for a tax deduction on the notional cost of a company’s equity. As it is a general tax measure it does not only benefit a specific group of taxpayers in Belgium, and as such was approved by the European Commission as being compatible with European requirements. There is no time limit to this tax measure and we do not anticipate that the tax charge for SISA will be materially affected by the new legislation.

Sappi accounts for taxation using the undistributed tax rate for SA GAAP and using the distributed rate for US GAAP. This is reflected as a reconciling item in the annual financial statements (refer note 42 to our Group Annual Financial Statements included elsewhere in this Annual Report). The company currently has an after tax Secondary Tax on Companies (“STC”) credit of $31 million (fiscal 2004 and fiscal

2003: $38 million). During fiscal 2005 we changed our policy on STC. We adopted AC501—accounting for STC. This standard now requires the recognition of a deferred tax asset for unused STC credits to the extent that they will be utilised in the future. This has resulted in the recognition of a deferred tax asset for unused STC credits. When STC credits are utilised with declaration of dividends, it will result in the recognition of a deferred tax charge for STC in the income statement in the period that the dividend is declared.

Basis of Income Taxation

South Africa has a dual income tax system in terms of which residents are taxed on their worldwide income and non-residents are taxed on their South African source (or deemed source) income. Certain categories of income and activities are exempt from taxation.

Residence, in the case of natural persons, is established either by being ordinarily resident in South Africa or by satisfying a physical presence test in terms of which they become residents by virtue of their being physically present in South Africa for certain prescribed periods of time. In the case of legal entities, residence is established by virtue of incorporation or formation, or having a place of effective management in South Africa. Excluded from the definition of “resident” are persons or entities which are, in terms of double taxation agreements entered into by South Africa, not treated as resident in South Africa.

Resident companies of South Africa are subject to corporate income tax at a rate of 29%, which was decreased from 30% in fiscal 2005. The South African tax law exempts dividends received from domestic entities from taxation, in part to avoid double taxation of corporate earnings. However, resident companies are subject to STC upon the declaration of a dividend, equal to 12.5% of such dividend, net of the STC tax liability. Any excess of dividends received by a company in a relevant dividend cycle, excluding those foreign dividends which are not exempt from South African income tax, over the dividends paid in such cycle is carried forward by the company to the succeeding dividend cycle as an STC credit.

The imposition of STC, together with the corporate income taxes, effectively imposes a dual corporate tax system in South Africa, with a liability for both the 12.5% STC and the 29% corporate income tax. This creates an effective tax rate on South African companies of 36.9% on distributed earnings. STC tax on companies is however only recognised under current SA GAAP when a dividend is distributed. The STC becomes payable one month after the end of the month in which the dividend was declared.

Dividends received by or accruing to South African residents from companies which are not tax resident in South Africa are subject to tax, but certain foreign dividends are exempt from tax, including:

•       Foreign dividends declared by a company listed on a stock exchange licensed in South Africa or on an exchange recognised by the Minister of Finance in the Government Gazette to a shareholder if more than 10% of the equity share capital of the listed company at the time of declaration is held by South African residents;

•       Foreign dividends to residents holding a certain minimum interest (currently 25% of the total equity shares; however, according to recent draft legislation which has not yet been enacted, this minimum interest will soon be reduced to 20% of the equity shares and voting rights) in the foreign company declaring the dividend, but certain dividends are excluded from this exemption by certain anti-avoidance measures;

•       Foreign dividends declared out of profits that are subject to tax in the hands of the South African resident recipient of the dividend in terms of South Africa’s controlled foreign company legislation;

•       Foreign dividends declared out of profits that are subject to full South African tax; and

•       Foreign dividends declared by a company out of profits which arose from dividends declared to such company by a South African resident company.

South African residents, who are natural persons earning interest and non-exempt dividends from foreign sources, are allowed an exemption on the first R15,000 of such income (the exemption is firstly to be applied to foreign dividends and only if they do not exceed R2,000, the excess is to be applied to foreign interest).

Income Tax and Capital Gains Tax

Profits derived from the sale of shares in a South African company will generally only be subject to income tax (at a corporate rate of 29% and a maximum individual rate of 40% based on a sliding scale) in South Africa if the seller carries on business in South Africa as a share dealer, and the profits are realised in the ordinary course of that business.

Capital Gains Tax was introduced with effect from October 1, 2001 and has been introduced in the Income Tax Act 58 of 1962 by way of the incorporation of the Eighth Schedule therein (“Eighth Schedule”). Under the Eighth Schedule, all natural persons, legal persons and trusts resident in South Africa are liable to pay capital gains tax on the disposal of a capital asset. The definition of an asset is very wide and includes assets that are movable, immovable, corporeal or incorporeal, but excludes certain limited items which are specifically excluded from the definition of an asset. Non-residents of South Africa will not be subject to capital gains tax except in respect of the disposal of immovable property situated in South Africa (or any interest or right in such immovable property) and any assets of his/its permanent establishment through which a trade is being carried on in South Africa. Profits derived from the sale of South African shares held by non-residents as long-term investments will generally not be subject to capital gains tax in South Africa. However, the sale of South African shares held by a non-resident will attract capital gains tax in the event that the shares comprise an asset of that non-resident’s permanent establishment in South Africa, or if the foreign shareholder (alone or together with any connected persons) holds more than 20% of the issued share capital of the South African company and more than 80% of the net asset value of that company is attributable to immovable property situated in South Africa. An American Depository Share will be regarded as a share for the purpose of Capital Gains Tax in South Africa. The Treaty only permits the imposition of South African tax on capital gains of a United States resident seller from the sale of shares where such shares form part of the business property of a permanent establishment which the seller has in South Africa or pertain to a fixed base available to the seller in South Africa for the purpose of performing independent personal services. Companies will be liable to capital gains tax on 50% of the net capital gain. At the current corporate tax rate of 29%, the effective tax rate on net capital gains will therefore be 14.5%.

For further information see “Item 10—Additional Information—Taxation”.

Net (Loss)/Profit

We incurred a net loss of $213 million in fiscal 2005 compared to a net profit of $95 million in fiscal 2004, primarily due to the Muskegon and Usutu impairment charges of $233 million pre-tax ($223 million after tax). The decrease is also due to low selling prices realized in local operating currencies, the effect of the strong Rand on our South African margins and higher raw materials and energy costs, especially in our North American and European operations. Net profit was also negatively impacted by restructuring charges of $22 million pre-tax ($21 million after tax). Net profit was positively impacted by the ongoing initiatives that we put in place over the last few years to offset the impact of cost increases, by the release of a $6 million provision and lower charges for bad debt provisions of $7 million, both at Sappi Fine Paper Europe. It was also enhanced by the benefit of $52 million before tax relating to the plantation adjustment ($18 million less than fiscal 2004—primarily due to fewer timber price increases).

Earnings per share decreased to a loss of 94 US cents per share in fiscal 2005, from earnings per share of 42 US cents per share in fiscal 2004 and 62 US cents in fiscal 2003.

Net profit decreased by $48 million (33.6%) to $95 million in fiscal 2004 from $143 million in fiscal 2003, mainly due to low prices in local operating currencies, the effect of the strong Rand on our South African margins and higher raw materials and energy costs, especially in our North American operations. Net profit was also negatively impacted by restructuring charges of $32 million pre-tax ($22 million after tax), but positively impacted by $47 million after tax, following the implementation of AC 137 in fiscal 2004. Net profit was also favourably impacted by net tax credits of $6 million, described under taxation above.

Liquidity and Capital Resources

Operations

Fiscal 2005

Cash retained from operating activities amounted to $271 million in fiscal 2005 compared to $345 million in fiscal 2004. During fiscal 2005 we generated cash from operations of $554 million compared to $601 million in fiscal 2004. The reduction of $47 million in cash generated compared to fiscal 2004 is mainly the result of lower profit before tax in fiscal 2005. Cash generated was reduced by finance costs paid (net of interest income) of $112 million ($3 million more than fiscal 2004), by taxation paid of $43 million ($12 million more than fiscal 2004) and also by $60 million cash being utilised in working capital ($10 million more than fiscal 2004).

Total non-cash items in fiscal 2005 amounted to $691 million, which was $278 million higher than the $413 million in fiscal 2004, and included:

•       The asset impairment and machine and mill closure costs of $232 million, mainly relating to the Muskegon and Usutu mills.

•       Depreciation and fellings charges of $488 million, which were $25 million higher than fiscal 2004 due to the currency translation effect ($14 million) and the additional accounting week, based on average weekly charges ($9 million).

•       Increased other long term liabilities (Pension liability) of $48 million, mainly at our European operations.

•       The $21 million North American restructuring provision.

•       Increased provision for obsolete inventory of $10 million.

•       Loss on sale and write-off of fixed assets of $10 million, ($7 million higher than fiscal 2004), reduced by

•       Fair value gains on plantations of $118 million ($7 million lower than fiscal 2004), due to lower timber price increases when compared to fiscal 2004, and

•       The release of a $6 million provision at Sappi Fine Paper Europe in fiscal 2005.

The increase in fiscal 2005 in working capital of $60 million compared to a $50 million increase in fiscal 2004, and consisted of:

•       $98 million decrease in payables consisting largely of a decrease in other payables ($72 million), mainly at our North American operations of $39 million, due to lower pension accruals ($30 million) and decreased provision for rebates ($12 million) and at our European operations of $13 million, mainly relating to decreased employee accruals ($9 million). Trade payables decreased at our European operations by $21 million compared to fiscal 2004 and decreased at our North American operations by $15 million compared to fiscal 2004. This decrease in trade payables was mainly due to the fiscal 2005 year end occurring after the calendar month end payment run, compared to the fiscal 2004 year end which occurred before the calendar month end payment run.

•       $35 million decrease in receivables related mainly to a decrease in trade receivables at our South African Fine Papers division of $9 million and a net decrease in trade and other receivables of $8 million at Forest Products, resulting from higher levels of securitisation compared to fiscal 2004. During the year our South African operations entered into an increased securitization structure with Rand Merchant Bank.

•       $3 million decrease in inventories related mainly to a decrease at our European operations of $10 million and at our North American operations of $5 million, mainly as a result of production downtime, offset by an increase in inventory at our South African Fine Papers division of $13 million, primarily due to higher finished goods and work in progress inventory compared to fiscal 2004.

The increase of $11 million in finance costs paid in fiscal 2005 was mainly due to increased levels of average borrowings and higher interest rates paid on borrowings.

Taxation paid of $43 million in fiscal 2005 was $12 million higher than fiscal 2004. This was mainly the result of the finalization of certain long outstanding issues with the South African Revenue Authorities.

Fiscal 2004

Cash retained from operating activities amounted to $345 million in fiscal 2004 and $421 million in fiscal 2003. During fiscal 2004 we generated cash from operations of $601 million compared to $645 million in fiscal 2003. The reduction in cash compared to fiscal 2003 is the result of a decrease in profits before tax which was $78 million in fiscal 2004, $83 million lower than fiscal 2003. Cash was further reduced by tax paid of $31 million, a $64 million increase compared to fiscal 2003. Working capital utilised was $50 million, $29 million less than the utilisation in fiscal 2003. Cash was also reduced by finance costs paid of $136 million, $7 million less than fiscal 2003 and was enhanced by adjustments for non-cash items of $413 million.

Total adjustments for non-cash items in fiscal 2004 were $413 million, $40 million higher than the $373 million in fiscal 2003, and included:

•       Depreciation and fellings charges of $463 million, $69 million higher than fiscal 2003, due to increased additions to fixed assets as well as the currency translation effect.

•       Provisions of $86 million, mainly relating to increased pension and post retirement benefit provisions.

•       Lower asset impairment and machine and mill closure costs, $32 million less than fiscal 2003 ($32 million in fiscal 2003—Sappi Fine Paper North America (principally related to the Westbrook machine closure)) reduced by

•       Fair value gains on plantations of $125 million, $83 million higher than fiscal 2003, due to timber price increases and reduced delivery costs.

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

Investing

Cash utilised in investing activities was $379 million in fiscal 2005 and $356 million in fiscal 2004. Cash utilised in investing activities in fiscal 2005 related mainly to capital expenditure on non-current assets of $294 million, our investment in China ($61 million), as well as an increase of $29 million in investments and loans, mainly due to increased pension and other post retirement payments at Sappi Fine Paper Europe ($24 million).

Cash capital expenditure decreased to $294 million in fiscal 2005 from $331 million in fiscal 2004. The decrease in cash capital expenditure of $37 million in fiscal 2005 was impacted by the currency translation effect of $11 million. The $294 million spent in fiscal 2005 consisted of $183 million ($219 million in fiscal 2004) relating to expenditure to maintain operations and $111 million of expenditure to expand operations. Included in fiscal 2004 were the group software upgrades and certain head office expenditure.

The capital expenditure of $111 million in fiscal 2005 to expand operations mainly consisted of:

•       Projects at our European operations amounting to $58 million, including the replacement of operating equipment and finishing house automation of $14 million at our Gratkorn mill and $11 million on the rebuild of our Ehingen mill.

•       $27 million at our Forest Products division, including $18 million on de-bottlenecking at Saiccor mill.

•       Expenditure of $26 million at our North American operations, including $17 million at the Cloquet mill on product improvements and cost reductions.

Cash utilised in investing activities was $356 million in fiscal 2004 and $310 million in fiscal 2003. Cash utilised in investing activities in fiscal 2004 related mainly to capital expenditure on non-current assets of $331 million, as well as an increase of $27 million in investments and loans, mainly due to top up payments made to a European pension fund.

Cash capital expenditure excluding acquisitions, increased to $331 million in fiscal 2004 from $297 million in fiscal 2003. The increase in fiscal 2004 is mainly due to the currency translation effect ($42 million). The $331 million spent in fiscal 2004 consisted of $219 million relating to expenditure to maintain operations and $112 million of expenditure to expand operations. Capital expenditure to maintain operations of $219 million is higher than $165 million spent in fiscal 2003 and includes the group software upgrade and certain head office expenditure.

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

Financing

Net cash of $7 million was utilised in fiscal 2005, compared to $121 million utilised in fiscal 2004 and $147 million raised in fiscal 2003. Cash utilised in fiscal 2005 related mainly to the repayment of short-term interest-bearing borrowings ($249 million), partly reduced by an increase in overdraft ($156 million—mainly at Sappi Trading Pulp ($134 million)), and by the proceeds from long-term interest bearing borrowings ($114 million).

Cash utilised in fiscal 2004 related mainly to the repayment of bank overdrafts of $162 million, partially offset by the net proceeds from interest-bearing borrowings raised of $57 million.

In June 2002, SPH issued $500 million 6.75% Guaranteed Notes due 2012 and $250 million 7.50% Guaranteed Notes due 2032 (“the Notes”), both fully and unconditionally guaranteed on an unsecured basis by each of Sappi Limited and SISA. The Notes were offered and sold within the United States to “Qualified Institutional Buyers”, as defined in Rule 144 A under the Securities Act, and outside the United States in accordance with Regulation S under the Securities Act. The interest on the Notes is payable semi-annually on June 15 and December 15 of each year, which commenced on December 15, 2002. The Notes are redeemable, at a premium, in whole or in part at any time by SPH, Sappi Limited or SISA’s option. We used the proceeds of this issuance to refinance existing indebtedness, thereby extending the maturity of our borrowings. Between March and July 2003 we concluded contracts to swap the fixed rate exposure to floating rates, linked to USD LIBOR. The benefit of the reduced finance cost resulting from the swaps has increased by approximately $11 million to $19 million in fiscal 2004, when compared to fiscal 2003. Due to the increasing US dollar interest rates in fiscal 2005 the benefit of the reduced finance cost from the swaps has decreased to $5 million in fiscal 2005 from $19 million in fiscal 2004. In the event that short-term rates increase further, the benefit will reduce accordingly and could result in additional interest costs if rates increase significantly.

In May 2003, SPH raised a facility in the amount of $575 million, repayable in 2 tranches from OeKB. Tranche A (“OeKB A tranche”) of $115 million was repaid in a single payment on December 31, 2004 and Tranche B (“OeKB B tranche”) of $460 million is repayable in a single payment on December 31, 2010. The OeKB A tranche bore interest at the OeKB floating rate plus an applicable margin of 0.5% and the OeKB B tranche bears interest at an agreed fixed rate of 4.10%. Interest is payable quarterly in arrears on both tranches. The $575 million proceeds were partly used to refinance $374 million of other borrowings. The balance of $201 million was invested with several financial institutions in short-term deposits.

During fiscal 2003, Sappi Manufacturing concluded a framework agreement in South Africa for the issuance of a domestic Commercial Paper facility. The programme facility was R500 million (approximately $70 million). During fiscal 2004 Sappi Manufacturing increased the Commercial Paper facility to R1 billion (approximately $157 million) of which approximately R290 million ($46 million) was utilised at the end of September 2005. The average interest rate that the Commercial Paper facility currently attracts is the JIBAR rate plus 5 basis points.

In June 2005 SPH raised a new credit facility of euro 600 million, with a maturity date of June 2010. The new facility replaced and refinanced a facility raised in fiscal 2001 maturing in July 2006. The refinancing was undertaken to improve the terms and conditions of the replacement facility, specifically the pricing of the margin and the commitment fee, and also to ensure the long-term nature of the new facility. The funding margin is determined by a rating grid and based on the current credit rating attracts a margin between 40.0 and 47.5 basis points over EURIBOR, depending on the level of utilisation. This syndicated credit facility is to be used for general corporate purposes and was unutilised at the end of fiscal 2005.

As is the norm for bank loan debts, a portion of our financial indebtedness is subject to cross default provisions. Breaches in bank covenants in certain subsidiaries, if not corrected in time, might result in a default in group debt, and, in this case, a portion of our consolidated liabilities might eventually become payable on demand. At the end of fiscal 2005 and fiscal 2004, the group was in compliance with the bank covenants restrictions. Sappi and Sappi Manufacturing must abide by certain financial covenants.

In previous years the banking covenants were calculated at the combined level of SPH and SISA. During fiscal 2005 this has been changed to measure the covenants at the consolidated Sappi Limited level, following the issuance in fiscal 2005 of a Sappi Limited guarantee of the long-term borrowings of the SPH/SISA group. Accordingly, it is more appropriate to measure the covenants at the consolidated group level. Covenants that exist for Sappi Manufacturing (Pty) Ltd have not been affected and remain at that level.

We presently meet all the financial ratios that apply to our major credit agreements. The covenants on the facility are based on our Net Debt to Total Capitalisation ratio and EBITDA to Net Interest ratio, and are measured based on our quarterly results.

The Group has adequate working capital, cash on hand and short and long-term banking facilities to meet its short-term commitments. As at the end of fiscal 2005, Sappi had aggregate unused borrowing facilities (committed and uncommitted) of $1,229 million ($350 million in South Africa and $879 million in Europe) compared to $1,275 million ($283 million in South Africa and $987 million in Europe) at the end of fiscal 2004. The $46 million decrease over fiscal 2004 is largely due to the currency translation effect, as the euro/USD rate weakened from 1.23 to 1.20 and the R/USD strengthened from 6.42 to 6.37 in fiscal 2005. At the end of fiscal 2003, Sappi had aggregate unused borrowing facilities (committed and uncommitted) of $1,118 million ($179 million in South Africa and $939 million in Europe).

The maturity profile of long-term interest bearing borrowings of the Group has been extended substantially in the past 4 years. Average time to maturity for long-term interest bearing borrowings at the end of fiscal 2001 was 4.7 years, and has been extended to 8.4 years at the end of fiscal 2005. This is largely due to the issue of 10 and 30-year bonds in fiscal 2002 ($750 million) and an 8-year syndicated loan facility (euro 500 million or $575 million) arranged in fiscal 2003. The Group also has substantial unutilised short-term facilities, both in terms of cash resources and committed and uncommitted banking facilities. At the end of fiscal 2005 Sappi had $367 million of cash resources and unutilised available banking facilities of $1,229 million (of which $753 million is committed). At the end of fiscal 2004 we had $484 million of cash resources and unutilised available banking facilities of $1,275 million (of which $723 million was committed). The $47 million decrease in unutilised available banking facilities in fiscal 2005 is due to the currency translation effect.

The continued availability of uncommitted facilities could be impacted by factors such as:

•       Liquidity problems in the banking market that result in restricted availability or non-availability of uncommitted banking facilities.

•       A downgrade of Sappi’s public debt ratings, which could result in banks reviewing the availability of uncommitted facilities.

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

Our borrowings are not seasonal and we mainly borrow in the currencies in which we operate, and accordingly our interest bearing borrowings and cash and cash equivalents are mainly denominated in US dollars, euro and Rand. See note 21 to our Group annual financial statements included elsewhere in this Annual Report. For a profile of our borrowings repayment schedule, see note 21 to our Group annual financial statements included elsewhere in this Annual Report.

For a description of financial instruments and our treasury/funding policies, see note 37 to our Group annual financial statements included elsewhere in this Annual Report.

All external loans raised in currencies other than the domestic operating currency of the entity to which the funds are applied, are protected by forward exchange contracts or currency swaps. We also have a policy of maintaining a balance between fixed rate and variable rate loans that enables us to minimise, on a cost effective basis, the impact on reported earnings, while maintaining a reasonably competitive, market-related cost of funding. The specific balance is determined separately for our European, North American and southern African businesses to reflect more accurately the different interest rate environments in which these businesses operate. We monitor market conditions and may utilise interest rate derivatives to alter the existing balance between fixed and variable interest loans in response to changes in the interest rate environment. At the end of fiscal 2005, approximately 45% of our gross borrowings were at fixed rates, compared with approximately 42% at the end of fiscal 2004 and 45% at the end of fiscal 2003. The increase in fixed interest rate borrowings in fiscal 2005 was largely due to the new OeKB $54 million loan described above at a fixed rate. The decrease in fixed interest rates in fiscal 2004 was achieved by swapping the fixed interest rates of the public bonds and other fixed rate debt to floating interest rates linked to US LIBOR. See note 37 to our Group annual financial statements included elsewhere in this Annual Report.

Our expansion, mainly through acquisitions, had been demanding on our capital resources and on the profile and mix of the funding actually used. At the end of fiscal 2005, our total interest bearing borrowings and overdraft, were $2.0 billion, in line with the level of $2.1 billion at the end of fiscal 2004 and fiscal 2003. At the end of fiscal 2005 cash and cash equivalents decreased by $117 million from $484 million at the end of fiscal 2004, mainly due to the dividend payment ($68 million) and the repayment of loans in fiscal 2005.

There are at present some limitations on our ability to utilise facilities in any one of our divisions to finance activities, or refinance indebtedness, of any other division due to covenant restrictions and South African exchange control regulations. These limitations have been significantly reduced following the refinancing of our various North American debt instruments. These restrictions include limitations on our ability to significantly increase the borrowings of our subsidiaries. A constraint applicable to South African companies is the application of exchange controls, which may inhibit the free flow of funds from South Africa. See “—South African Exchange Controls”. This affected the geographic distribution of our borrowings. As a result, our acquisitions in the United States and Europe were financed initially with indebtedness incurred by companies in these regions. We now have access to and have extensively utilised long-term borrowings of generally unsecured nature (except in the case of asset-linked finance). Interest rates reflect the long-term rates for the currencies being borrowed. Short-term borrowings are generally freely available at commercial rates in all countries in which we operate and are used mainly to finance working capital.

While reduction of borrowings is a priority, opportunities to grow within our core businesses will continue to be evaluated. The financing of any future acquisition may involve the incurrence of additional indebtedness or the use of proceeds from asset dispositions.

Off-Balance Sheet Arrangements

We have entered into certain asset-related finance arrangements that we believe have been structured such that various obligations, which are significant, and related assets are not included in our Group annual financial statements under generally accepted accounting principles. These Off-Balance Sheet Arrangements include lease arrangements described in note 32, securitisation facilities described in note 18 and an equity accounted investment described in note 16, in each case to our Group annual financial statements included elsewhere in this Annual Report, and are detailed as follows:

Lease Arrangements.   In 1997 we sold one of our paper machines at our Somerset mill for $150 million and entered into a leaseback arrangement. This transaction diversified our sources of funding and provides a longer-term horizon to our repayment profile. This qualifies as an operating lease under the applicable accounting principles. The lease term expires after 15 years, and we have an option to either return the paper machine;  renew the lease for at least 2 years, but for no longer  than 80% of its remaining useful life; or repurchase it at its fair market value at the end of the lease term. An option exists to repurchase the paper machine at an earlier date of 29 January 2008 for the original purchase price multiplied by a factor of 50.10%. To exercise the option, we must provide notice of between 180 and 360 days prior to the early buyout date. There is no right of refusal associated with the early buyout option. The future minimum obligations under this lease are included in the amounts presented above.

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

Trade Receivables Securitisation.   To improve our cash flows in a cost-effective manner, we sell between 86% and 99% of our eligible trade receivables on a non-recourse basis to special purpose entities (“SPEs”) that are owned and controlled by third party financial institutions. These SPEs are funded in the Commercial Paper market. For the purpose of liquidity requirements under the State Street Bank securitisation facility, banks with a short term (Standard & Poor’s) S&P rating of at least A1 and a short-term Moody’s rating of at least P-1 (and equivalent rating from any other rating agency, if any) provide a standby liquidity facility. In the event that such a bank is downgraded, a replacement bank with a rating of A1 needs to be appointed to ensure continuity of the securitisation programme. On some programmes, the downgraded bank can be required to deposit the unused portion of its commitment to avoid replacement. These SPEs are not limited to transactions with us but securitise assets on behalf of their sponsors for a diverse range of unrelated parties. We have a servicing agreement with the entities acquiring our receivables, acting as agent for the collection of cash and administration of the trade receivables sold.

With Rand Merchant Bank, virtually all receivables are securitised, however we retain 15% of the credit risk on the receivables on a proportionate basis, after all recoveries, including insurance recoveries. With State Street Bank we retain some of the economic risk in the receivables we transfer to these entities via first tier loss provisions, which limits our loss exposure on the receivables to a predetermined amount. To this extent, the receivables remain on our balance sheet. At the end of fiscal 2005 this amounted to $59 million (fiscal 2004: $53 million). We have no obligation to repurchase any receivables which may default and do not guarantee the recoverability of any amounts over and above the first tier loss provisions mentioned above. The total amount of trade receivables sold at the end of fiscal 2005 amounted to $465 million (fiscal 2004: $470 million).

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

Resulting from the implementation of International Financial Reporting Standards (IAS32 and IAS39) in fiscal 2006, see—International Financial Reporting Standards (“IFRS”), $268 million of the $465 million of our securitised receivables at the end of fiscal 2005 will be brought on to the balance sheet, (fiscal 2004:$409 million of the $470 million securitised), which will also increase short-term debt by $346 million (fiscal 2004: $490 million) and decrease trade and other payables by $78 million at the end of fiscal 2005 (fiscal 2004: $81 million). The related expense will no longer be reflected in SG&A, but will be included in finance costs. The increase in finance cost and decrease in SG&A for fiscal 2005 will be approximately $14 million.

Equity Accounted Investment.   In 1998, our interests in timberlands located in Maine and certain equipment and machinery were sold to a third party timber company, Plum Creek, in exchange for cash of $3 million and three promissory notes receivable in the aggregate amount of $171 million. A special purpose entity (“SPE”), in which we indirectly hold 90% of the equity, acquired the notes receivable from the company in exchange for a note of $156 million and an equity contribution. The SPE repaid us the note of $156 million, which it funded through the issue of notes payable to a consortium of institutional investors, pledging the Plum Creek notes as collateral. The qualifying SPE is bankruptcy remote and serves to protect the investors in the notes from any credit risk relating to Sappi Limited by isolating cash flows from the Plum Creek notes receivable. The structure was set up to raise funding using the promissory notes as collateral in a manner that would not result in either debt or the Plum Creek notes being reflected on our balance sheet. This would not be the case if we monetised the promissory notes through an issuance of secured notes directly or by an entity that was required to be consolidated in our financial statements under the applicable accounting principles.

Interest is collected quarterly on the Plum Creek Notes and paid semi-annually to the SPE’s noteholders. The SPE earns annual profits on the interest spread between the notes receivable and notes payable. There are three tranches of notes receivable and notes payable with term dates of February 2007, 2009 and 2011. We have not guaranteed the obligations of the SPE and the holders of the notes payable issued by the SPE have no recourse to us.

The SPE is not consolidated in our financial statements because we have taken the position that it is controlled by an unrelated investor which has sufficient equity capital at risk to support such a position. The SPE has a put option available through May 4, 2006, that may require us to purchase all, but not less than all, of the SPE’s interests at fair market value to be calculated in accordance with the agreement. Our investment of $19 million at the end of fiscal 2005 (fiscal 2004: $20 million) in the SPE is included in our financial statements on an equity-accounted basis. This is the maximum amount of our exposure to any possible loss and we have no funding commitments for the SPE.

Capital Expenditures

Capital expenditures in fiscal 2005, fiscal 2004 and fiscal 2003 were as follows:

	Year Ended September
	2005	2004	2003
	($ millions)
Sappi Fine Paper
Sappi Fine Paper North America	90	75	78
Sappi Fine Paper Europe	124	102	104
Sappi Fine Paper South Africa	27	10	13
Total	241	187	195
Sappi Forest Products	101	146	101
Corporate	3	1	—
Group Total	345	334	296

We operate in an industry that requires high capital expenditures and, as a result, we need to devote a significant part of our cash flow to capital expenditure programmes, including investments relating to maintaining operations. Capital spending for investment relating to maintaining operations during fiscal 2005, fiscal 2004 and fiscal 2003 amounted to approximately $183 million, $219 million and $165 million, respectively. The capital expenditure programme for these fiscal years was funded primarily through internally generated funds.

Our mills are generally well invested. Sappi Fine Paper North America’s former corporate parent invested approximately $1 billion on capital and investment expenditures from 1988 to 1994. In addition, there was approximately NLG 1,383 million of capital expenditures by KNP Leykam in the two years preceding our acquisition of that company in December 1997, which included the commissioning of PM 11 at Gratkorn. Consequently, during fiscal 1997 to fiscal 2004, capital spending incurred related mainly to maintaining existing operations and selected high-return capacity expansion or quality-enhancing projects. At Muskegon in North America, Gratkorn in Europe, and Stanger in South Africa, major projects were completed to upgrade operating equipment. These projects are expected to improve product quality, reduce costs and increase capacity. Potlatch spent approximately $525 million on the Cloquet mill during the period 1993 to 2000, resulting in a substantially new pulp mill.

The capital expenditure to expand operations during fiscal 2005 included major projects at our European Gratkorn and Ehingen mills, South African Saiccor mill and Cloquet mill in North America. Total capital spending for the Sappi Group during fiscal 2005 amounted to 82% of depreciation. Capital spending for the Sappi Group during fiscal 2006 is expected to amount to approximately 90% of depreciation including expenditure relating to the proposed Saiccor expansion project. Capital spending is expected to be funded primarily through internally generated funds. For further details about our capital commitments, see note 32 to our Group annual financial statements included elsewhere in this Annual Report.

Contractual Obligations

We have various obligations and commitments to make future cash payments under contracts, such as debt instruments, lease arrangements, supply agreements and other contracts. The following table includes information contained within the Group annual financial statements included elsewhere in this Annual Report, as well as information regarding purchase obligations. The tables reflect those contractual obligations at the end of fiscal 2005 that can be quantified.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	($ millions)
Long-Term Debt Obligations(1)	1,795	241	187	75	1,292
Capital Lease Obligations(1)	75	29	19	3	24
Operating Lease Obligations(2)	225	50	73	47	55
Purchase Obligations(3)	412	235	149	28	—
Other Long-Term Liabilities Reflected on Balance Sheet(4)	26	2	4	2	18
Group Total	2,533	557	432	155	1,389

(1)                 Refer to note 21.

(2)                 Operating leases are future minimum obligations under operating leases. Refer to note 32.

(3)                 Unconditional Purchase Obligations are obligations to transfer funds in the future for fixed or minimum amounts or quantities of goods or services at fixed or minimum prices (for example, as in take-or-pay contracts or throughput contracts, relating to among others, timber and power).

(4)                 In addition to the Other Long-Term Liabilities of $331 million on Balance sheet, the company has an additional amount of $305 million relating to post-employment benefits, post-retirement benefits other than pension obligations, workmen’s compensation, and other items which do not have a payment profile. Refer to note 22.

Note references in the notes to the tables above are references to the notes to the Group annual financial statements included elsewhere in this Annual Report.

Share Buy Back

Following an initial approval by our shareholders on December 15, 2000 of purchases by our subsidiaries of Sappi common shares, at the annual general meeting of shareholders held on March 7, 2005, a special resolution granting authority to Sappi Limited or Sappi subsidiaries to buy back up to 10% of the issued shares of Sappi Limited in any one fiscal year, was approved. Pursuant to this approval, Sappi Limited or its subsidiaries may buy back shares from time to time. This authority is valid until the next annual general meeting. Under the South African Companies Act, subsidiaries may not hold more than 10% of the issued share capital of the parent company.

Following the initial approval in December 2000, our cumulative buy back by Group entities, at the end of fiscal 2005, is approximately 19.4 million shares (or approximately 8.1% of our issued shares) at an average price of $9.61 (R74.55) per share, of which 7.0 million shares had been utilised by the Sappi Limited Share Incentive Trust to meet its obligations. During fiscal 2005 we acquired approximately 1.3 million shares for a total consideration of approximately $15.9 million. We held approximately 13.2 million treasury shares (or approximately 5.5% of our issued shares) at the end of fiscal 2005. As at December 7, 2005, the Sappi share price was $11.33 (R73.99).

The JSE Limited listing requirements changed during 2003. Under the revised rules a company may not repurchase its shares during a closed period, which is defined as the period between the end of a financial reporting period and the publication of the results for that period and any period during which the company is trading under a cautionary announcement. Previously this was restricted for periods of 40 trading days prior to the announcement of half-year and full-year results.

Dividends

Sappi Limited declared total cash dividends in respect of the ordinary shares of $0.30 per share in fiscal 2005, $0.30 per share in fiscal 2004 and $0.29 per share in fiscal 2003. Dividends paid in years prior to fiscal 2000 have been paid in South African Rand, and have been converted to US dollar at the rate of exchange at the date of declaration of the dividend.

The current dividend policy of Sappi Limited is to provide regular annual dividend payments which incorporate, over time, real growth for shareholders by providing dividend payments varying in line with changes in the business cycle, but our current intention is to maintain a long-term average dividend “cover” of three times net profit. In fiscal 2005 we declared a $0.30 per share dividend. Our dividends were covered 1.2 times based on average earnings during the 5 year period which ended in fiscal 2005 (fiscal 2004: 3.0 times).

Mill Closures, Acquisitions, Dispositions and Impairment; and Joint Venture

Usutu impairment.   During the first quarter of fiscal 2005 we announced the impairment of our Usutu mill. The Usutu mill is an unbleached kraft pulp mill and forms part of the Sappi Forest Products reporting segment. Due to continued losses an impairment review was conducted which led to the recognition of impairment charges of $50 million. Plans are in place to improve the mill’s productivity in the face of the relative strength of the Rand against the dollar. The mill has a valuable plantation resource and at a weaker exchange rate of the Rand against the dollar, the mill will have good prospects of returning to profitability.

Muskegon impairment.   During the third quarter of fiscal 2005 we announced the impairment of our North American Muskegon mill, and recorded impairment charges of $183 million in fiscal 2005. A detailed discussion of this impairment is contained in the section “Restructuring”, elsewhere in this Operating and Financial Review and Prospects.

Joint Venture with Shandong Chenming Paper Holdings Limited.   During fiscal 2005 we acquired 34% of Jiangxi Chenming Paper Company Limited (“Jiangxi Chenming”) in a joint venture with Shandong Chenming Paper Holdings Limited (“Shandong Chenming”) (47.2%), together with Jiangxi Paper Industry Company Limited (3.8%), Shinmoorim Paper Manufacturing Company Limited of South Korea (7.5%), and the International Finance Corporation (“IFC”) (7.5%). Our equity contribution was approximately $60 million.

The mill has a 350,000 metric tonnes per annum light-weight coated paper machine together with a bleached thermo mechanical pulp (BTMP) mill, de-inked pulp plant, and power plant. The mill is located in Nanchang, the capital of Jiangxi Province which is in southeast China. The mill was commissioned in August 2005.

The total cost of the project is approximately $440 million. The IFC had arranged the debt financing for the project, which is without recourse to Sappi. The IFC holds 7.5% of the equity and has also approved $50 million in long-term debt for its own account.

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

Clan Sawmill.   We ceased operations at Clan sawmill (South Africa) in the last quarter of fiscal 2003 and closed the mill in December 2003. The mill, with an annual log intake of 80,000 m³, used old technology and did not have a competitive log supply. The closure did not have a material impact on our results, but resulted in the loss of approximately 300 jobs.

Potlatch Acquisition.   On May 13, 2002, we acquired Potlatch Corporation’s coated fine paper business by purchasing Potlatch’s Cloquet, Minnesota pulp and paper mill as well as the brands, order books and working capital of the Cloquet mill and the brands, order books and inventories of Potlatch’s Brainerd, Minnesota paper mill for an aggregate purchase price of $483 million. The purchase consideration was funded from cash and existing Group facilities. We did not acquire Potlatch’s Brainerd mill. We employed approximately 200 fewer people when we acquired the Cloquet mill than were previously employed there. We reimbursed Potlatch approximately $3.5 million for certain costs in respect of severance payments.

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

In connection with the acquisition, we agreed to assume Potlatch’s obligations under several long-term cross-border leases involving a substantial portion of the Cloquet assets we are acquiring. Under the lease arrangements, Potlatch sold assets to an unrelated third party, leased them back and received an upfront payment. There are no further lease payments foreseen; however, we have agreed to indemnify other parties to the lease arrangements for specified liabilities, including tax liabilities, which could be substantial if they arise. In addition, we are subject to a number of risks, which could affect our use of the assets or require payment of substantial amounts. Potlatch has agreed generally to indemnify us against losses resulting from these risks, but we cannot assure you that Potlatch will or will be able to fulfil its indemnity obligations. While these lease arrangements are in place, we will be subject to significant restrictions on our use of and ability to transfer our rights in the leased assets. These restrictions will limit our flexibility in conducting our business and could impair our ability to operate our business in the most efficient manner.

Pensions and Post-retirement Benefits Other than Pensions

The Group provides various post-retirement benefits to its active and retired employees worldwide including: pension, post-retirement health and other life benefits.

The unfunded status of the company’s pension plans increased by $28 million to a deficit of $367 million at the end of fiscal 2005, from the deficit of $339 million at the end of fiscal 2004. Post-retirement benefit liabilities (other than pension) increased by $6m to $178 million from the end of fiscal 2004.

Benefit obligations and fair value of plan assets across the regions are as follows at the end of fiscal 2005 and fiscal 2004:

	2005		2004
	Benefit Obligation	Fair value of plan assets	Benefit Obligation	Fair value of plan assets
	($ millions)
Pensions	1,589	1,222	1,420	1,081
Post-retirement Benefits other than pensions	178	—	172	—

Actual returns for the various regional pension funds during fiscal 2005 were significantly better than actuarial projections, which improved asset levels as at the end of fiscal 2005. However, discount rates in all funds have been adjusted downwards, reflecting lower prevailing interest rates. The lower discount rates across the regions increased liabilities by approximately $134 million, thereby having a negative effect on the funded status of the Group’s plans from the end of fiscal 2004 to the end of fiscal 2005.

The key assumptions used to compile plan assets and liabilities at the end of fiscal 2005 and fiscal 2004 were as follows:

	Europe		North America		United Kingdom		South Africa
	2005	2004	2005	2004	2005	2004	2005	2004
	%	%	%	%	%	%	%	%
Discount rate	3.68	4.63	5.50	5.65	5.00	5.50	8.10	9.00
Return on assets	5.19	5.20	8.25	8.50	5.75	5.50	9.71	10.18
Salary increase	2.99	3.14	3.50	3.75	4.00	4.00	5.49	6.00

The Group’s net periodic pension expense in fiscal 2006 is expected to decrease to $38 million from $62 million in fiscal 2005 due to the recognition of prior actuarial losses through IFRS adoption. Employer contributions for pensions are expected to rise by approximately $16 million to $79 million primarily due to increases in North American funding requirements.

A 1% increase in discount rates would decrease the pension liability by approximately $193 million and the related pension expense by approximately $14 million per annum.

A 1% increase in the healthcare cost trend rates would increase the accumulated other post-retirement benefit obligation by $12 million and the aggregate of the service and interest cost components of net periodic other post-retirement benefit expense by $1 million per annum.

The South African pension fund is, from fiscal 2005, closed to new employees.

For further information see note 34 and 35 to our Group annual financial statements included elsewhere in this Annual Report.

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

Sappi has a global insurance structure and the majority of insurance is placed with its own captive insurance company Lignin which in turn reinsures the vast majority of the risk with third-party insurance companies.

We have successfully placed the renewal of our 2006 insurance cover at rates lower than 2005. Self-insured deductibles for any one property damage occurrence have remained at $25 million, with an unchanged aggregate limit of $40 million. For property damage and business interruption, there generally does not seem to be cost effective cover available to full value, however the directors believe that the loss limit cover of $1 billion should be adequate for what they have determined as the reasonably foreseeable loss for any single claim.

Insurance cover for credit risks currently applies to Sappi’s North American, European and South African domestic trade receivables.

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

In order to assess if there is any impairment, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the carrying amount exceeds the recoverable amount (being the greater of the discounted expected future cash flows and the net selling price of the asset) of the asset, we will recognise an impairment loss for the difference. Considerable management judgement is necessary to estimate discounted future cash flows, including judgements and estimates as to future product pricing, raw material costs, volumes of product sold, appropriate discount rates (weighted average cost of capital), changes in the planned use of machinery or equipment or closing of facilities. Where independent information is available this is used. Actual circumstances or outcomes could vary significantly from such estimates, including as a result of changes in the economic and business environment. These variances could result in changes in useful lives or impairment. These changes can have either a positive or negative impact on our estimates of impairment and can result in additional charges.

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

The group then assesses the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent recovery is not likely, a valuation allowance is established. In recognising deferred tax assets the company considers profit forecasts including the effect of exchange rate fluctuations on sales and external market conditions. Where it is probable that a position may be successfully challenged, based on reported challenges by revenue authorities of similar positions taken by other taxpayers, as well as items already raised by revenue authorities during audits, but for which resolution has not yet been reached, a valuation allowance or tax provision is raised for the tax on the probable adjustment. Management’s judgement is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. Where management believes that it is more likely than not that the deferred tax assets will be realised through the recognition of future taxable income, deferred tax assets have been recognised. Although the deferred tax assets for which valuation allowances have not been recognised are considered realisable, actual amounts could be reduced if future taxable income is not achieved. This can materially affect our reported net income and financial position.

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

In relation to fair value hedges, which meet the conditions for hedge accounting, any gain or loss from re-measuring the hedging instrument to fair value is recognised immediately against income. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised against income. The designation of a derivative instrument as a fair value hedge in this manner can affect our reported net income. External market data is applied in re-measuring the hedging financial instrument.

In relation to cash flow hedges, which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders’ equity and the ineffective portion is recognised in income. The gains or losses, which are recognised directly in shareholders’ equity, are transferred to income in the same period in which the hedged transaction affects income. The designation of a derivative instrument as a cash flow hedge in this manner can also materially affect our reported net income. External market data is applied in measuring the hedge effectiveness of the financial instrument. Hedge ineffectiveness is recognised immediately against income. The net gain, after taxation, on revaluation of hedging instruments deferred in equity was $16 million in fiscal 2005 (fiscal 2004 $1 million net gain and fiscal 2003: $14 million net loss).

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

Assumptions and estimates are used in the recording of plantation volumes, cost per metric tonne, and depletion. Changes in the assumptions or estimates used in these calculations may affect the Group’s results, in particular, plantation and depletion costs.

A major assumption and estimation is the growth estimation. The inputs to our growth model are complex and involve estimations, all of which are regularly updated. Growth models derived from measured data from permanent sample plots are used for growth estimation. The long term sample plot network is representative of the species and sites on which we grow trees. Periodic adjustments are made to existing models for new genetic material.

Depletions include the fair value of timber felled, which is determined on the average method, plus amounts written off standing timber to cover loss or damage caused by, for example, fire, disease and stunted growth. Depletions are accounted for on a cost per metric tonne allocation method. Tonnes are calculated using the projected growth to rotation age and extrapolated to current age on a straight line basis.

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

For further information see note 13 of our Group annual financial statements included elsewhere in this Annual Report.

Post employment benefits.   The group accounts for its pension benefits and its other post retirement benefits using actuarial models. These models use an attribution approach that generally spreads individual events over the service lives of the employees in the plan. Examples of “events” are changes in actuarial assumptions such as discount rate, expected long-term rate of return on plan assets, and rate of compensation increases. The principle underlying the required attribution approach is that employees render service over their service lives on a relatively consistent basis and, therefore, the income statement effects of pension benefits or post retirement healthcare benefits are earned in, and should be expensed in the same pattern.

Numerous estimates and assumptions are required, in the actuarial models, to determine the proper amount of pension and other post retirement liabilities to record in the group’s consolidated financial statements and set the expense for the next fiscal year. These include discount rate, return on assets, salary increases, health care cost trends, longevity and service lives of employees. Although there is authoritative guidance on how to select these assumptions, our management and its actuaries exercise some degree of judgement when selecting these assumptions. Selecting different assumptions, as well as actual versus expected results, would change the net periodic benefit cost and funded status of the benefit plans recognised in the financial statements.

The impact on the future financial results of the group in relation to post employment benefits is dependent on economic conditions, employee demographics and investment performance.

Pension plans

The key assumptions used to compile pension plan assets and liabilities at the end of fiscal 2005 and fiscal 2004 were as follows:

	Europe		North America		United Kingdom		South Africa
	2005	2004	2005	2004	2005	2004	2005	2004
	%	%	%	%	%	%	%	%
Discount rate	3.68	4.63	5.50	5.65	5.00	5.50	8.10	9.00
Return on assets	5.19	5.20	8.25	8.50	5.75	5.50	9.71	10.18
Salary increase	2.99	3.14	3.50	3.75	4.00	4.00	5.49	6.00

The benefit obligations and fair value of plan assets at the end of fiscal 2005 were as follows:

	Benefit obligation	Fair value of Plan assets	Net Funded/ (Unfunded) status
	($ millions)
Pension funds
Europe	624	457	(167)
North America	442	289	(153)
United Kingdom	222	170	(52)
South Africa	301	306	5
	1,589	1,222	367

Actual returns for the various regional pension funds during fiscal 2005 were significantly better than actuarial projections, which improved asset levels as at the end of fiscal 2005. However, discount rates in all funds have been adjusted downwards, reflecting lower prevailing interest rates. The lower discount rates across the regions increased liabilities by $134 million, thereby having a negative effect on the funded status of the Group’s plans at the end of fiscal 2005 compared to the end of fiscal 2004.

The unfunded status of the company’s pension plans increased by $28 million to a deficit of $367 million at the end of fiscal 2005 from a deficit of $339 million at the end of fiscal 2004.

Net periodic pension costs using the assumptions above were as follows at the end of fiscal 2005, fiscal 2004 and fiscal 2003:

	2005	2004	2003
	($ millions)
Pension costs
Europe	16	13	15
North America	25	25	19
United Kingdom	6	8	4
South Africa	15	7	3
	62	53	41

The Group’s net periodic pension expense in fiscal 2006 is expected to decrease to $38 million from $62 million in fiscal 2005 due to the recognition of prior actuarial losses through IFRS adoption. Employer contributions for pensions are expected to rise by approximately $16 million to $79 million primarily due to increases in North American funding requirements.

A 1% increase in discount rates would decrease the pension liability by approximately $193 million and the related pension expense by approximately $14 million per annum.

Post retirement benefits—other than pensions

The key assumptions used to compile post retirement benefit obligations other than pensions were as follows at the end of fiscal 2005 and fiscal 2004:

	North America		South Africa
	2005	2004	2005	2004
	%	%	%	%
Discount rate to estimate accumulated benefit	5.50	5.65	8.10	9.00
Health care cost trends to value APBO	10.00	10.00	5.60	6.50
Which gradually reduce to an ultimate rate of	5.00	5.00	5.60	6.50
Over a period of (years)	5	5	—	—

The benefit obligations and fair value of plan assets at the end of fiscal 2005 were as follows:

	Benefit obligation	Fair value of Plan assets
	($ millions)
Other post-retirement benefits
North America	109	—
South Africa	69	—
	178	—

Discount rates are drawn from high quality corporate bond yield indices with terms similar to those of fund liability profiles. Discount rate assumptions have been adjusted downwards in all funds, reflecting, respectively, prevailing lower interest rates. This has increased the net unfunded status of other post-retirement benefits plans by $6m to $178 million at the end of fiscal 2005 from the end of fiscal 2004.

Post retirement benefit costs—other than pensions using the assumptions above were as follows at the end of fiscal 2005, fiscal 2004 and fiscal 2003:

	2005	2004	2003
	($ millions)
Other post-retirement benefits cost
North America	11	16	—
South Africa	7	6	6
	18	22	6

A 1% increase in the health care cost trend rates would increase the accumulated other post-retirement benefit obligation by approximately $12 million and the aggregate of the service and interest cost components of net periodic other post-retirement benefit cost by $1 million per annum.

A 1% decrease in the health care cost trend rates would decrease the accumulated other post-retirement benefit obligation by approximately $11 million and the aggregate of the service and interest cost components of net periodic other post-retirement benefit cost by $1 million per annum.

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

Provisions for dismantling of property, plant and equipment are only recognised when a legal or constructive obligation arises.

For further information, see “Item 8-Financial Information-Legal Proceedings”.

Changes in Accounting Policies and Practices

There was one accounting policy change in each of fiscal 2005, fiscal 2004 and fiscal 2003. During fiscal 2005 we changed our policy on STC. We adopted AC501—accounting for STC. This standard now requires the recognition of a deferred tax asset for unused STC credits to the extent that they will be utilised in the future. This has resulted in the recognition of a deferred tax asset for unused STC credits. When STC credits are utilised with declaration of dividends, it will result in the recognition of a deferred tax charge for STC in the income statement in the period that the dividend is declared. The implementation of this policy decreased net profit after tax by $8 million (fiscal 2004: $3 million). It had the effect of increasing shareholders’ equity by $38 million at the beginning of fiscal 2005. For further detail on the deferred tax asset and deferred tax expense recognised for STC, refer note 9 and 14 of our Group annual financial statements included elsewhere in this Annual Report.

During fiscal 2004 we changed our accounting policy with regard to plantations. We previously stated our plantations at the lower of cost less depletions and realisable value. Cost included all expenditure incurred on acquisition, forestry development, establishment and maintenance of plantations, and finance charges. Following the adoption of AC137, we no longer capitalise silvicultural expenses and finance costs to plantations nor do we amortise plantations to the income statement. Movements in the fair value of plantations now impact operating profit. The implementation of this policy had the effect of enhancing net profit before tax by $66 million and enhancing net profit after tax by $47 million for fiscal 2004. The new policy will lead to increased volatility from one reporting period to the next.

The group’s policy is to show separately, as other income or expenses, certain items that are of such size, nature or incidence that their separate disclosure is relevant to explain the group’s performance. Previously these items, entitled non-trading income or loss, were excluded from operating profit. Circular 3/2004 issued by the South African Institute of Chartered Accountants requires the inclusion of these items. Consequently, operating profit had been restated to take these requirements into account. This had resulted in a decrease in operating profit of $27 million for fiscal 2003 (fiscal 2002: decrease of $17 million).

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

New Accounting Standards

International Financial Reporting Standards (“IFRS”)

We are required by the JSE Limited to report under IFRS from fiscal 2006. Our preparation for the adoption of IFRS is advanced. The adoption of IFRS will lead to some changes in the Group’s accounting policies, results, and the presentation of its financial statements, and other disclosures within the Annual Report, which are currently in accordance with South African GAAP.

Based on our current assessment of published IFRS requirements, the principal effects on our financial statements are the treatment of employee benefit liabilities and expenses, share based payments and securitised receivables. No significant reporting adjustments for property, plant and equipment are currently foreseen.

Previously unrecognised actuarial employee benefit gains and losses will be recognised, resulting in an increase in pension and other post retirement benefit liabilities and a corresponding reduction in equity. This adjustment will lead to a reduction in employee benefit expenses in fiscal 2006 and future fiscal years because the amortization of past losses is no longer required. The cost of share options and grants, as calculated using the binomial method will be reflected in the income statement over the vesting period. A significant portion of our securitised receivables will be brought on to the balance sheet, increasing both trade receivables and short-term debt. The related expense will no longer be reflected in SG&A, but will be included in finance costs. There will be other changes which are not expected to have a significant impact on earnings or balance sheet ratios.

The net impact of these changes is currently not expected to have a material impact on earnings per share in fiscal 2006.

The consideration of our adoption of IFRS is subject to ongoing review and possible amendment through interpretive guidance from the International Accounting Standards Board. Further, the presentation of the transition to IFRS at year-end as well as income statement and balance sheet captions may be different to the initial expectation of the impact noted above.

For a discussion of new South African and US accounting standards, and the implementation of IFRS, see note 43 of our Group annual financial statements included elsewhere in this Annual Report.

United States GAAP Reconciliation

Our Group annual financial statements are prepared in accordance with South African GAAP, which differ from United States GAAP in certain significant respects. A comparison of our results and shareholders’ equity for fiscal 2005, fiscal 2004 and fiscal 2003 shown under South African GAAP and after reflecting certain adjustments which would arise if United States GAAP were to be applied instead of South African GAAP, is as follows for fiscal 2005, fiscal 2004 and fiscal 2003:

	2005	2004	2003
	(audited)	(audited)	(audited)
	($ millions)
Net profit:
South African GAAP	(213)	95	143
United States GAAP	(332)	46	148
Shareholders’ equity:
South African GAAP	1,881	2,157	1,983
United States GAAP	1,579	1,979	1,908

As more fully described and quantified in note 42 to our Group annual financial statements included elsewhere in this Annual Report, the major differences between South African GAAP and United States

GAAP relate to STC on undistributed reserves, fair value hedges, accounting for plantations, accounting for business combinations, pre-commissioning expenses and pension programmes and post-retirement medical benefits. For a discussion of a material weakness in fiscal 2005 in our internal control over financial reporting relating to our US GAAP reconciliation, see “Item 15—Controls and Procedures”. Our results and shareholders’ equity in accordance with United States GAAP for prior years have been restated—See note 42 to our Group annual financial statements included elsewhere in this Annual Report for further detail.

Other Items

South African Exchange Controls

South Africa’s exchange control regulations provide for restrictions on the exporting of capital and for various other exchange control matters. Transactions between residents of the Common Monetary Area (comprising South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland), on the one hand (including corporations), and non-residents of the Common Monetary Area, on the other hand, are subject to these exchange control regulations which are enforced by the Exchange Control Department of the South African Reserve Bank (hereinafter referred to as “Excon”).

The present exchange control system in South Africa is used principally to control capital movements. South African companies are generally not permitted to export capital from South Africa or to hold foreign currency or foreign assets without the approval of the South African exchange control authorities. Foreign investment by South African companies is also restricted. As a result, a South African company’s ability to raise and deploy capital outside the Common Monetary Area is restricted. The granting of loans from outside South Africa to Sappi Limited or its South African subsidiaries and their ability to borrow from non-resident sources is regulated. Further, where 75% or more of a South African company’s capital, assets, earnings, voting securities, voting power, power of control or earnings are directly or indirectly controlled by or vested in non-residents of the Republic of South Africa, the company is designated an “affected person” and certain restrictions are placed on its ability to obtain local financial assistance.

The South African authorities have expressed a commitment to a phased liberalisation of exchange controls and have relaxed certain exchange controls over recent years.

Some of the more salient recent changes to the South African exchange control regulations regarding South African corporations are as follows:

•       South African corporations wishing to establish new approved foreign ventures are now permitted to transfer funds abroad for this purpose. There is no limit to the amount of funds which may be transferred save that, the foreign investment may only be acquired and such funds may only be transferred abroad once Excon has approved the type of foreign investment, which it will only do if the foreign investment accords with Excon’s foreign investment criteria (applicable at the relevant time), and with regard to larger foreign investments Excon may require capital outflows to be staggered in order to manage the potential impact on the foreign exchange market.

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

The latter mechanism entails the placement of the locally quoted company’s shares with long term overseas holders who, in payment for the shares, provide the foreign currency abroad which the company then uses to acquire the target investment. Since February 2001, institutional investors are no longer entitled to make use of the asset swap mechanism but are, however, entitled to acquire foreign portfolio investments of either 15% or 20% of total assets, depending on the type of institutional investor.

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

For further information, see “Item 10—Additional Information—Exchange Controls”.

Environmental Matters

We operate in an industry subject to extensive environmental regulations. Typically, we do not separately account for environmental operating expenses but do not anticipate any material expenditures related to such matters. We do separately account for environmental capital expenditures. See note 41 to our Group annual financial statements included elsewhere in this Annual Report for a discussion of these matters.

Research and Development, Patents and Licenses, etc.

Our research and development efforts focus on the improvement of product quality and production processes as well as the development of new products. Research and development is managed at a number of regional technology centres. These “centres of excellence” provide the basis to leverage unique sets of skills and provide customer focused product development. We spent approximately $27 million, $21 million and $19 million on research and development activities during fiscal 2005, fiscal 2004 and fiscal 2003, respectively.

North America

Sappi Fine Paper North America’s research and development activities are centred at Westbrook. This centre has a proud history of product innovation; for example, it developed both one- and two-sided coated paper.

In addition, Sappi Fine Paper North America has a number of proprietary technologies, including the on-line finishing technology and its Ultracast® electron-beam technology. Sappi Fine Paper North America on-line finishing technology is used in its production of coated paper at Somerset and Muskegon. Sappi Fine Paper North America’s Ultracast® technology is utilised in speciality papers such as release papers used in the production of high fidelity imitation leather and other surfaces.

Europe

Sappi Fine Paper Europe maintains research and development centres at its Maastricht and Gratkorn sites. These facilities work closely with the research facility at Sappi Fine Paper North America in order to achieve efficiencies and ensure rapid implementation of improvements.

Sappi Fine Paper Europe’s research and development centres have concentrated on developing new paper qualities. The research and development effort has developed coated fine paper of outstanding quality. The paper which was developed satisfies the demands of modern high performance printing machines, while maintaining a consistent quality between the paper produced at the various Sappi mills. The Maastricht research and development centre also has overseen the introduction of triple coating through the use of its triple blade coating concept. More recently, the research and development centres have concentrated on optimising product characteristics in relation to various types of paper machines at each mill, in order to improve efficiencies and quality of production. In 1990, the Alfeld mill became the first mill to produce coated fine paper using 100% totally chlorine-free (TCF) pulp.

Southern Africa

Sappi Forest Products focuses upon developing technology related to plantation forestry, pulping, bleaching and related environmental technology and chemical cellulose (dissolving pulp) technology. In the 1970s, we patented the Sapoxal oxygen bleaching process and licensed the technology in major pulp and paper manufacturing countries. This process facilitates the reduction or elimination of elemental chlorine in pulp bleaching. Oxygen bleaching has subsequently become an industry standard. At our recently opened Technology Centre in Pretoria, we continue our research and development related to bleaching, and are currently involved in biotechnology research, which is being conducted in order to develop a more environmentally friendly pulping and bleaching process. We are also a leader in technology aimed at reducing water consumption in pulp and paper mills. At our forest research centre in Tweedie, we focus upon the genetic improvement of plantation forests so as to maximise the yield of high quality pulp. Research on the modification of fibres to enhance characteristics for end products is also currently being conducted.

We are also active in chemical cellulose (dissolving pulp) research for Saiccor. The focus is largely on product development to provide more product options and this has allowed us to expand the value added product range from Saiccor. Most significantly our chemical cellulose (dissolving pulp) is used to produce high quality viscose, acetate, feminine healthcare products and food additives.

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The Articles of Association of Sappi Limited provide that the Board of Directors (the “Board”) must consist of not less than four nor more than twenty Directors at any time. The Board currently consists of fourteen Directors.

The business address for all of the Directors is 48 Ameshoff Street, Braamfontein, Johannesburg 2001, Republic of South Africa. All of the Directors are South African citizens except for Jonathan Leslie (a British citizen), Meyer Feldberg and James Healey (United States citizens), Wolfgang Pfarl (an Austrian citizen), Klaas de Kluis (a Dutch citizen) and Helmut Mamsch (a German citizen).

Executive Directors

Jonathan Charles Alexander Leslie (55) BA (Juris), MA.

Chief Executive Officer, joined Sappi in April 2003. Mr Leslie was educated at Trinity College, Oxford, receiving a Master of Arts degree in Jurisprudence. He was called to the Bar in 1974. Prior to joining Sappi he spent 26 years with Rio Tinto and was appointed director of Rio Tinto plc in 1994. He had wide experience of the company’s interests in Africa, Australia, Latin America and the United States, including as Managing Director of Rössing Uranium in Namibia. Mr Leslie was Chief Executive of the Copper Group from 1997 to 1999 and Chief Executive of the Diamonds and Gold Group from 1999 until joining Sappi.

John Leonard Job (60) BSc (Hons), PhD.

Executive Director responsible for Technology and Risk Management. Dr Job joined Sappi in July 1999 and was appointed to the board in August 1999. He served as Chairman of Sappi’s South African businesses until the end of December 2004 when he relinquished his responsibility for the South African businesses. He continued with his responsibility for Technology and Risk Management and from April to October 2004 also assumed the responsibility as President and Chief Executive Officer of Sappi Fine Paper North America. He has 25 years experience in the chemical industry and was formerly the Chief Executive Officer of Sentrachem.

Wolfgang Pfarl (61) MS (Economics and Business Administration).

Chief Executive Officer of Sappi Fine Paper Europe. Mr Pfarl was appointed to his present position in December 1997 following Sappi’s acquisition of KNP Leykam. In 1989, he was appointed Chairman of the Executive board of Leykam-Mürztaler and became Executive Chairman of KNP Leykam after the merger in 1993 of the fine paper production activities of NV Koninklijke KNP BT (now Buhrmann NV) and the Austrian paper producer Leykam-Mürztaler. Mr Pfarl was appointed to the board of Sappi Limited in December 1997.

Donald Gert Wilson (48) BCom CTA, CA (SA).

Executive Director—Finance of Sappi Limited. He joined Sappi in April 1999 and was appointed to the board in May 1999. Mr Wilson has held various executive financial positions in the Barloworld Group, a South African-based international industrial corporation, mainly within their Caterpillar earthmoving division.

The Executive Directors are the Executive Officers of Sappi.

Non-Executive Directors

Eugene van As (66).

Chairman. Mr van As joined Sappi in December 1976 as the Managing Director of Sappi Kraft (Pty) Limited and was appointed to the board in January 1977. In 1978, Mr van As was appointed Group Managing Director and Chief Executive Officer, Sappi Limited, becoming Executive Chairman in 1991 and Non-executive Chairman on his retirement as an Executive Director in 2003. He is also a Director of Sanlam Limited and a trustee of a number of education and research bodies.

David Charles Brink (66) (independent). MSc Eng (Mining), DCom (hc), Graduate Diploma (Company Direction).

Mr Brink was appointed a Non-executive Director of Sappi Limited in March 1994 and is currently a member of the Audit Committee, of the Compensation Committee and the Nomination and Governance Committee. Mr Brink is Chairman of Unitrans Limited and Deputy Chairman of ABSA Bank Limited and ABSA Group Limited. He is a director of Sanlam Limited, and BHP Billiton Limited and Plc. Mr Brink is also a board member of the National Business Initiative, he is co-chairman of the Business Trust and is also a founder member of the Independent Directors’ Initiative. Mr Brink retired as Chairman of Murray & Roberts at the end of 2003.

Klaas de Kluis (69) (independent). Master of Law.

From January 1998 until July 1998, Mr de Kluis acted as Chairman of the Executive board of NV Koninklijke KNP BT (now Buhrmann NV). He held the position of Vice Chairman of the Executive board of NV Koninklijke KNP BT from March 1993 to April 1996. Presently he is a member of the supervisory boards of a number of private companies in the Netherlands and is Chairman of the Audit Committee of the board of directors of Sappi Limited. Mr de Kluis was appointed to the board of directors of Sappi Limited in January 1998.

Meyer Feldberg (64) (independent). BA, MBA, PhD.

Professor Feldberg’s career has included a number of teaching and leadership positions in the business schools of the universities of Cape Town, Northwestern and Tulane. He is currently Dean Emeritus and the Sanford C Bernstein Professor of Leadership and Ethics at Columbia Business School. Professor Feldberg serves on the Advisory board of the British American Business Council and has served on the Council of Competitiveness in Washington DC. In 2001, the International Centre in New York honoured Professor Feldberg as a distinguished foreign-born American who has made a significant contribution to American life. He is a director of many major public companies including Federated Department Stores Inc, Revlon Inc, PRIMEDIA Inc, UBS Funds and Select Medical Corporation. Professor Feldberg was appointed to the board of directors of Sappi Limited in March 2002 and is currently Chairman of the Nomination and Governance Committee and a member of the Compensation Committee.

James Edward Healey (64) (independent). BSc (Public Accounting), Honorary Doctor (Commercial Science), CPA (USA).

Mr Healey joined the Sappi Limited board with effect from July 2004. He is a member of the Audit Committee of Sappi Limited and Chairman of the Audit Committee of Sappi Fine Paper North America. He has held various senior financial positions in a career spanning 37 years. In 1995, Mr Healey became Vice President and Treasurer of Bestfoods, formerly CPC International Inc. In 1997 he became Executive Vice President and Chief Financial Officer of Nabisco Holdings Inc, one of the world’s largest snack food manufacturers, a position from which he retired at the end of 2000. He is a member of the board of directors of Interchange Financial Services Corporation.

Deenadayalen (Len) Konar (51) (independent) BCom, MAS, DCom, CA (SA).

Previously Professor and Head of the Department of Accountancy at the University of Durban-Westville. He is a member of the King Committee on Corporate Governance, the Securities Regulation Panel and the Institute of Directors. Companies of which he is a non-executive Director and serves on the audit committee include Old Mutual South Africa, the South African Reserve Bank, Kumba Resources Limited, Illovo Sugar, JD Group and Steinhoff International Holdings. Dr Konar serves as chairman of the audit committees of Old Mutual South Africa, the South African Reserve Bank, Kumba Resources Limited, Illovo Sugar and Steinhoff International Holdings. Dr Konar joined the board of Sappi Limited in March 2002 and is a member of the Audit Committee, the Human Resources Committee and is also the Chairman of the Audit Committee of Sappi southern Africa region. He was appointed as an External Audit Committee member of the International Monetary Fund in Washington in December 2004.

Helmut Claus-Jurgen Mamsch (60) (independent).

Mr Mamsch studied economics at Deutsche Aussenhandels-und Verkehrs-Akademie, Bremen and also received training in business administration and shipping in Germany, the UK and Belgium. He worked for 20 years in international trade and shipping. In 1989 he joined VEBA AG (now E.ON AG), one of Germany’s largest utility-based conglomerates. From 1993 to 2000 he was a VEBA AG management board member and as from 1998 responsible for their US electronic businesses, Corporate Strategy and Development. In 1997 he joined Logica as Non-executive Director and in 2002 was appointed Deputy Chairman. He is also a Non-executive Director of GKN plc. Mr Mamsch joined the board of Sappi Limited in January 2004 and is currently a member of the Audit Committee and also a member of the Compensation Committee of Sappi Limited and Chairman of the Audit Committee of Sappi Fine Paper Europe.

Bridgette Radebe (45) (independent). BA (Pol Sc & Socio).

In the last 16 years, Ms Radebe has worked in a broad range of sectors across industry and commerce with a particular focus in mining. Ms Radebe is the Executive Chairperson of Mmakau Mining and she also chairs the South African Mining Development Association. She was closely involved in developing the South African Mineral & Petroleum Resources Development Act and the Mining Charter. She is also a Director of the Leadership Foundation IWF, Washington, and serves on the boards of the National Research Foundation and the New Africa Mining Fund. Ms Radebe joined the Sappi Limited board in May 2004 and is a member of the Human Resources Committee of Sappi Limited and also the Non-executive representative on the Sustainability Committee, a management committee of Sappi Limited.

Franklin Abraham Sonn (66) (independent). BA Hons, HDipEd.

Dr Sonn was appointed to the board of directors of Sappi Limited in July 1999 and is currently a member of the Nomination and Governance Committee of Sappi Limited. He was the former Rector of Peninsula Technikon for 17 years and appointed democratic South Africa’s first ambassador to the United States from 1995 to 1998. Dr Sonn is the recipient of eleven honorary doctorates in law, education, humanities and philosophy from various institutions in South Africa, Europe and North America. His current board positions include amongst others, African Star Ventures (Pty) Ltd as Executive Chairman, Steinhoff Group Holdings Ltd, Macsteel Holdings (Pty) Ltd, Capespan Group Holdings Ltd, ABSA Group Ltd, ABSA Bank Ltd and ABSA Personal Bank, New Africa Capital Ltd and Pioneer Food Group Ltd. He was appointed Chancellor of the University of the Free State in 2002 and serves as Deputy President of the Chamber of Commerce and Industry in South Africa (CHAMSA) and as Chairman, Trustee and Patron to numerous organisations of civil society.

Compensation

The non-executive directors fees are proposed by the Executive Committee and agreed by the Human Resources Committee and approved by the Board. In addition to these non-executive directors fees Mr E van As received a retainer in fiscal 2005 of US$ 166,886 (2004: US$ 124,705).

See notes 44 to 46 to our Group annual financial statements contained elsewhere in this Annual Report for details, by director, on Directors’ remuneration, Directors’ interests and Directors’ participation in the Sappi Limited Share Incentive Trust and Sappi Limited Performance Share Incentive Plan.

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

Following the Board’s decision to split the roles of Chairman and Chief Executive Officer, Jonathan Leslie was appointed as Director and Chief Executive of Sappi Limited effective from April 2003 and Eugene van As was appointed as Non-Executive Chairman.

The length of the term of office of Jonathan Leslie as a Director is determined by the Board; the Board has not specified the length of his term. In the case of Eugene van As, while he was Executive Chairman of Sappi Limited, the Board determined the length of his term as a Director. Following his becoming Non-Executive Chairman of Sappi Limited, in terms of the Articles of Association of Sappi Limited, his term of office in line with all other Directors will be a maximum of three years per term. His current term will end at the annual general meeting on March 6, 2006, and he will be standing for re-election for a further three year term.

The following table sets forth the terms of office of the other Directors.

Name	Start of term	Latest date of end of term
David Charles Brink	2005	2008
Meyer Feldberg	2005	2008
James Edward Healey	2005	2008
John Leonard Job	2003	2006
Klaas de Kluis	2003	2006
Deenadayalen Konar	2003	2006
Helmut Claus-Jürgen Mamsch	2004	2007
Wolfgang Pfarl	2005	2008
Bridgette Radebe	2005	2008
Franklin Abraham Sonn	2005	2008
Eugene van As	2004	2006
Donald Gert Wilson	2004	2006

No retirement or other benefits arise from the retirement of Directors by rotation or on termination for any other reason.

Audit Committee

An Audit Committee of the Board was established in 1984 and assists the Board in discharging its responsibilities to safeguard the Group’s assets, maintain adequate accounting records and develop and maintain effective systems of internal financial control. It also oversees the financial reporting process and is concerned with compliance with accounting policies, Group policies, legal requirements and internal controls within the Group. It interacts with and evaluates the effectiveness of the external and internal audit process and reviews compliance with the Group’s code of ethics.

The Audit Committee consists of five independent Non-Executive Directors of the Board (Klaas de Kluis (Chairman), David Charles Brink, James Edward Healey, Deenadayalen Konar and Helmut Claus-Jürgen Mamsch) and is directed by a specific mandate from the Board. The adequacy of the mandate is reviewed and reassessed annually. The Audit Committee meets with senior management, which includes the Chief Executive Officer and the Executive Director—Finance, at least four times a year. The external and internal auditors attend these meetings and have unrestricted access to the Committee and its Chairman. The Audit Committee also meets at least once per year with the management Disclosure Committee. The external and internal auditors meet privately with the Audit Committee Chairman on a regular basis. The Audit Committee Chairman attends the annual general meeting.

Regional audit committees exist in the three major regions and are chaired by independent Non-Executive Directors. These committees have a mandate from the group’s audit committee, to whom they report on a regular basis and they meet at least four times per year.

Nomination and Governance Committee

The Nomination and Governance Committee of the Board consists of three independent Non-Executive Directors (David Charles Brink, Meyer Feldberg (Chairman) and Franklin Abraham Sonn) and Eugene van As, the Chairman of the Group. The Committee considers the composition of the Board, retirements and appointments of additional and replacement Non-Executive Directors and makes appropriate recommendations to the Board. The Chief Executive Officer attends meetings by invitation.

Human Resources Committee

The Human Resources Committee of the Board consists of two independent Non-Executive Directors (Deenadaylen Konar and Bridgette Radebe) and Eugene van As, the Chairman of the Group and of the Committee. The responsibilities of the Committee are, among other things, to determine human resource policy and strategy. Human Resources Committees exist for all the company’s major operating subsidiaries outside of southern Africa.

Compensation Committee

The Compensation Committee of the Board consists of three independent Non-Executive Directors (David Charles Brink (Chairman), Meyer Feldberg and Helmut Claus-Jürgen Mamsch. The responsibilities of the Committee are mainly to determine the remuneration and incentives in respect of the Chief Executive Officer and those executives reporting directly to the Chief Executive Officer.

Corporate Governance

On November 4, 2003 the New York Stock Exchange (NYSE) established new corporate governance rules. The application of the NYSE rules is restricted for foreign companies, recognizing that such companies have to comply with domestic requirements. As a foreign private issuer, Sappi must comply with three NYSE rules:

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

As Sappi is listed on the JSE in Johannesburg, Sappi is required to comply with the King Report on Corporate Governance for South Africa—2002. Although there are differences between the King Report and the NYSE corporate governance rules, Sappi believes it is in compliance with the King Report and has otherwise voluntarily adopted corporate governance practices comparable in all significant respects to the requirements of the NYSE corporate governance rules except as described below.

	New York Stock Exchange (NYSE) Corporate Governance Rules	Sappi’s Governance Practice
1.	Nominations / Corporate Governance Committee
	Listed companies must have a nomination/corporate governance committee composed entirely of independent directors	Sappi has a nominations committee composed of four non-executive directors, of whom three are independent.

Employees

The following table sets forth the number of employees as at the close of each fiscal year ended September.

	2005	2004	2003
Sappi Fine Paper
North America	2,781	3,054	3,268
Europe	5,437	5,532	5,686
Southern Africa	1,879	1,962	2,016
Sappi Forest Products	5,254	5,178	5,695
Sappi Trading	162	164	164
Corporate Office	105	120	110
Total	15,618	16,010	16,939

North America

At the end of September 2005, Sappi Fine Paper North America had 2,781 employees, down from 3,054 in September 2004. The headcount reductions during fiscal 2005 are the result of restructuring initiatives that occurred at Muskegon Mill and throughout the corporate staff with the closure of the PM 4 machine and the mothballing of the pulp mill.

Approximately 65% of employees are represented by twelve international unions under nine different contracts. The labour contracts for Cloquet, Allentown and the Westbrook mill mechanical unions (four) were successfully negotiated in 2003. The Westbrook, Somerset, and Muskegon Mills United Steelworkers union contracts that expired in May 2002, June 2003 and August 2005 respectively are under negotiation and the Cloquet USW contract expires in April 2006.

Sappi Fine Paper North America has experienced no work stoppage in the past fourteen years and believes that its relationship with its employees is satisfactory. While we hope to reach agreements on new contracts at all affected sites in North America , in the event that agreements cannot be reached and a prolonged work stoppage that results in a curtailment of output ensues at any or all such sites, our business could be adversely affected.

Europe

Sappi Fine Paper Europe employed 5,437 people at the end of September 2005.

Restructuring took place at Nijmegen to reduce costs, and headcount was reduced by 24 people in total and impacted all functions. In order to further improve cost efficiencies, a synergy project between Maastricht and Lanaken mills was undertaken. The sharing of some functions across both mills, because of the close proximity of the mills to one another, resulted in 48 headcount reductions (across both mills) in 2005. The works council and unions at each of the mills have been consulted.

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

Southern Africa

Sappi employed 7,288 people in Southern Africa at the end of September 2005. Of this total, Sappi Fine Paper South Africa and Sappi Forest Products employed 1,879 and 5,254 people respectively, with the balance being employed Sappi Trading (50) and Corporate (105). Unionised employees belong to one of four unions that enjoy recognition by Sappi, namely United Association of South Africa (UASA), Solidarity, the Swaziland Agricultural and Plantations Workers Union and the Chemical (SAPPWU), Energy, Paper, Printing, Wood and Allied Workers Union (CEPPAWU), of which the latter is the largest. Restructuring took place at Usutu Mill (Swaziland) after extensive engagement with the relevant trade union.

We believe that we generally have had satisfactory relations with the trade unions operating at our southern African mills. Pulp and paper industry wage negotiations occur annually and in 2005 were conducted without any industrial action, despite several industry wide wage related strikes.

A Bargaining Council was established for the wood and paper sector. The objective of the Bargaining Council is to give effect to the promotion and regulation of labour related issues.

HIV/AIDS has a high profile within Sappi and extensive work has been undertaken to manage the risks posed to employees and the organisation. Following an initial anonymous voluntary study in 2003, a second comprehensive study was conducted in 2005. Based on a participation rate of greater than 80% at the operating units tested, we estimate that the overall infection rate in our southern African operations is approximately 13.7%.

Our HIV/AIDS response strategy places special emphasis on testing and counselling. Since August 2002, our medical care for employees has included treatment to prevent mother to child transmission. Anti-retroviral treatment has been offered to HIV-infected permanent employees from the beginning of 2003. Thirty-four percent of the estimated population of HIV positive employees are actively engaged in an HIV/AIDS managed care programme, which is a significant improvement on the prior year’s participation rate. Of these employees actively engaged in a care programme, 40% are receiving anti-retroviral treatment.

The continued provision of treatment is subject to annual approval by Sappi. Funding has been received from the Forestry Industry Educational and Training Authority for an industry-wide HIV/AIDS project which will focus on pulp and paper students. The HIV/AIDS co-ordinator for Sappi Southern Africa will co-ordinate this project for the industry body. In July 2005, Sappi joined the Global Business Coalition on HIV/AIDS.

Labour and employment law has changed substantially in South Africa in the past several years. Recent legislation such as the Labour Relations Act adopted in 1996 and the Basic Conditions of Employment Act adopted in 1998 have substantially enhanced the rights of employees, including the right to engage in protected industrial action.

In addition, in October 1998, the South Africa Parliament adopted the Employment Equity Act (No. 55 of 1998). The Employment Equity Act requires employers who employ 50 or more employees to implement affirmative action measures designed to ensure that suitably qualified persons from previously disadvantaged groups have equal employment opportunities and are equitably represented in the workforce of such employers. The provisions of the Employment Equity Act which pertain to the prohibition of unfair discrimination, the monitoring by employees and trade union representatives of compliance with the Act, the institution of legal proceedings concerning contraventions of the Act, the protection of employee rights and the formulation of codes of good practice and regulations pertaining to the Act were implemented on August 9, 1999. The implementation of the balance of the Act, dealing primarily with affirmative action measures, commenced on December 1, 1999. As required by the Act, Sappi drafted employment equity plans after consultation with representative employee forums and has submitted the prescribed reports to the Department of Labour as from May 2000. In October 2005, Sappi submitted an updated employment equity plan for the next five years.

Diversity management and awareness has been addressed across the region in order to facilitate further progress of the equity programme. Current diversity management and awareness programmes have been reviewed so as to ensure appropriate interventions to address the equity objectives for the next five-year period.

The Skills Development Act (No. 97 of 1998), which came into force on September 10, 1999, provided an institutional framework to devise and implement workplace strategies in order to develop and improve the skills of the South African workforce. The financing of skills development is provided for under the Skills Development Levies Act by means of a levy/grant system.

The Skills Development Act, Skills Development Levies Act and the South African Qualifications Authorities Act (No. 58 of 1995), including proposed amendments to the latter, have continued to receive significant attention during the past year. Equity forums established under the Employment Equity Act were mandated to serve as Learning Forums, and their constitutions, roles and responsibilities continue to be entrenched. The forums played a major role in preparing the Skills Plans submitted to the Forests Industries Education & Training Authority. A skills levy of 1%, specified in accordance with the Skills Development Levies Act, was paid via Internal Revenue to the Forest Industries Education and Training Authority. With the amendments to the National Skills strategy for 2005 to 2010, the grant amounts and claim processes have significantly changed to ensure agreement between management and employee representatives is attained and that a project driven approach to initiatives is encouraged.

Share Ownership

The Sappi Limited Share Incentive Scheme

We have offered a share purchase scheme to eligible Officers and employees since 1979. During March 1997, The Sappi Limited Share Incentive Scheme, as amended from time to time (the “Share Incentive Scheme”), was adopted at the Annual General Meeting of Sappi Limited. Under the Share

Incentive Scheme, Officers or other employees of Sappi, its subsidiaries and other entities controlled or jointly controlled by Sappi selected by the Sappi Board of Directors are offered the opportunity to acquire shares (“Scheme Shares”), options to acquire shares (“Share Options”) or rights and options to enter into agreements with Sappi Limited or the Sappi Limited Share Incentive Trust to acquire shares (“Allocation Shares”). Participants may also be given the opportunity to acquire a combination of Scheme Shares, Share Options and Allocation Shares.

From the 2005 fiscal year we have also offered a performance share scheme to eligible officers and employees. Under the Sappi Limited Performance Share Incentive Plan (the “Performance Share Incentive Plan”), officers or other employees of Sappi, its subsidiaries and other entities controlled or jointly controlled by Sappi selected by the Sappi Board of Directors are offered Conditional Contracts to acquire Shares for no cash consideration. If the performance criteria from time to time determined by the Human Resources Committee or Compensation Committee of the Board (“Performance Criteria”) applicable to each Conditional Contract are met or exceeded, then Participants shall be entitled to receive such number of shares as specified in the Conditional Contract for no cash consideration after the fourth anniversary of the date on which the board resolves to award a Conditional Contract to that Participant. The Performance Criteria shall entail a benchmarking of the company’s performance against an appropriate peer group of companies.

For a detailed description of the Share Incentive Scheme, the Performance Shares Incentive Plan and recent amendments thereto, see note 36 to our Group annual financial statements included elsewhere in this Annual Report.

As of November 25, 2005, certain Directors of Sappi had been granted an aggregate of 849,000 Share Options, 408,000 Allocation Shares and 64,000 Performance Shares. None of the Directors of Sappi holds more than 1% of our issued share capital.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information with respect to the ownership of the ordinary shares, R1.00 par value, of Sappi Limited by the shareholders of record of Sappi Limited as of September 30, 2005, holding 5% or more of the outstanding ordinary shares.

Name of Registered Holder	Number of Shares	Percentage
Standard Bank Nominees (Transvaal) (Proprietary) Limited(1)	114,019,883	50.5
Nedcor Bank Nominees Limited(1)	40,599,193	18.0
First National Nominees (Proprietary) Limited(1)	23,092,117	10.2
ABSA Nominees (Proprietary) Limited	21,422,380	9.5
Industrial Development Corporation of South Africa Limited	15,420,620	6.8
All Directors and Executive Officers as a Group(2)	1,925,785	0.9

(1)                 The registered holders have advised us that it holds shares for numerous clients and there has not been any significant percentage change in the holdings for the last three years.

(2)                 Includes shares issuable upon exercise of options granted under Sappi’s Share Incentive Scheme. See “Item 6—Directors, Senior Management and Employees—Compensation”.

The authorised share capital of Sappi Limited consists of 325,000,000 shares. As of September 30, 2005, the issued share capital consisted of 239,071,892 shares. Due to shares bought back and being held in a subsidiary company, the issued share capital, less treasury shares, was 225,870,878 as of September 30, 2005. It is common in South Africa for shares to be held through nominees. As of September 30, 2005, the five largest shareholders of record (four of which are nominees) owned approximately 95% of the shares. We believe that, as of September 30, 2005, based on registered addresses and disclosure by nominee companies, 46% of our shares were held beneficially in North America, 42% of our shares were held beneficially in South Africa and 12% of our shares were held beneficially in Europe and elsewhere, excluding the shares owned by subsidiaries of Sappi.

On September 30, 2005, there were approximately 44 record holders (including nominees) of ADSs and 48 record holders of shares in the United States. At that date, there were 45,194,295 ADSs and 62,827,405 shares (totalling 108,021,170 shares) held beneficially by holders with registered addresses in the United States. We believe, however, that more than 40% of our shares are owned beneficially by US holders.

Pursuant to the Companies Amendment Act Number 37 of 1999, where securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interest in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every three-month period to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and price of securities issued by that issuer held on behalf of each such person. We authorised Thomson Financial to conduct a monthly investigation into the beneficial ownership of Sappi Limited shares. All beneficial holdings were investigated to determine whether there are any shareholders which hold 5% or more of our shares. As a result of these investigations, we have ascertained that some of the shares registered in the names of the nominee holders are managed by various fund managers and that, as of September 30, 2005, the following fund managers were responsible for 5% or more of the issued share capital of Sappi Limited.

Name of Fund Manager	Number of Shares Managed	Percentage
Templeton Investment Council LLC	30,778,924	13.6
RMB Asset Management (South Africa)	25,958,766	11.5

Under South African law, there is no obligation on the part of shareholders of Sappi Limited to disclose to Sappi Limited arrangements or understandings that may exist between or among them with respect to the holding or voting of shares unless such arrangement or understanding constitutes an affected transaction under the Securities Regulation Code on Takeovers and Mergers. An “affected transaction” means, among other things, any transaction which has or will have the effect of vesting control of any company in any person or two or more persons acting in concert in whom control did not vest prior to such transaction or scheme. Control is defined with reference to a specified percentage, which is currently 35% of the entire issued share capital of a company. The major shareholders have no different voting rights.

Related Party Transactions

For information on related party transactions, see note 39 to our Group annual financial statements contained elsewhere in this Annual Report.

ITEM 8.                FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and the F-pages for the Report of the Independent Auditors.

Legal Proceedings

We become involved from time to time in various claims and lawsuits incidental to the ordinary course of our business. We are not currently involved in legal proceedings which, either individually or in the aggregate, are expected to have a material adverse effect on our business, assets or properties.

North America

Since May 2004, a number of class actions have been filed in federal and state courts alleging that Sappi Limited and Sappi Fine Paper North America participated in a price fixing conspiracy with other manufacturers of publication paper. The cases filed in federal courts assert a violation of the federal antitrust laws, while the cases filed in state courts allege violations of state antitrust and unfair competition statutes. These lawsuits seek treble damages and injunctive relief, as well as other costs associated with the litigation. Class determination and merits discovery are expected to occur during 2006. While no trial date has been set, a trial is not expected before 2007.

In late July 2003, Sappi Fine Paper North America was served with a lawsuit in the Muskegon County Circuit Court brought by a number of Muskegon residents. The plaintiffs claim that pollutants, air contaminants, noise, dust, debris and bad odours have materially injured their persons and property, for which they are now seeking monetary damages, injunctive relief and attorney fees. The attorneys for the plaintiffs attempted to have the case certified as a class action, but this certification was defeated in June 2004. This matter was settled during 2005.

Europe

On May 25 and 26, 2004 the EU Commission carried out an unannounced inspection visit at Sappi Fine Paper Europe’s headquarters in Brussels in the context of what appears to be an industry wide antitrust examination. The EU Commission has copied and taken away a substantial quantity of business documents. In its decision to authorise the inspection visit, the EU Commission alleges that Sappi Fine Paper Europe was involved in antitrust infringing collusive action with competitors. The EU Commission’s investigation could last for several years.

In June 2003, an anti-dumping case was initiated by the Indian authorities against coated paper imports in the calendar year 2002 from the European Union and Indonesia. This anti-dumping procedure was terminated on December 17, 2004 due to a no-injury finding without imposing any sanctions against the exporters concerned including Sappi Fine Paper Europe.

South Africa

The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. This process is expected to continue for many years. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues. To date, we have been notified of seventeen formal Land Claims made in respect of portions of Sappi plantations in the Mpumalanga area, and twenty others made in respect of portions of Sappi plantations in KwaZulu Natal. These claims have not been finalised and are still under investigation by the Regional Land Claims Commissioner.

Dividend Policy

Our current policy is to consider dividends on an annual basis and to declare cash dividends in US dollars. We declared a dividend number 82 of 30 US cents for fiscal 2005. South African shareholders will be paid the Rand equivalent of the US dollar denominated declaration.

The current dividend policy of Sappi Limited is to provide dividend payments which incorporate, over time, real growth for shareholders by providing dividend payments whose cover will vary in line with changes in the business cycle but maintaining a long-term average dividend “cover” of three times. (Dividend cover is calculated by dividing earnings per share by dividends per share. A dividend cover of three times therefore means a dividend pay out ratio of approximately 33% of net income.).

In accordance with South African common law, dividends may be declared only out of distributable profits. Holders of American Depositary Receipts (ADRs) on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the Deposit Agreement among us, The Bank of New York and the ADR holders (the “Deposit Agreement”). There is no restriction under South African exchange control regulations on the free transferability of cash dividends to non-resident shareholders or ADS holders. See “Item 10-Additional Information-Exchange Controls”.

South African companies pay Secondary Tax on Companies at the flat rate of 12.5% in respect of the amount of dividends declared by the company less all dividends which accrue to the company during its relevant “dividend cycle”. See “Item 10—Additional Information-Taxation”.

Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred in our financial position since October 2, 2005.

ITEM 9.                THE OFFER AND LISTING

Offer and Listing Details

The table below sets forth, for the periods indicated, the high and low prices and the volume of trading activity in the shares on the JSE, as reported by the JSE, and the high and low prices and the volume of trading activity in the ADSs on the New York Stock Exchange (“NYSE”), as reported by the NYSE.

	Shares			ADSs
	High	Low	Trading Volume	High	Low	Trading Volume
	(SA cents per share)		(million)	($ per ADS)		(million)
Annual highs and lows
Fiscal 2005	9,550	5,780	264.7	15.50	9.14	83.6
Fiscal 2004	10,450	7,720	302.5	16.13	12.60	51.3
Fiscal 2003	12,950	8,550	245.8	14.52	10.30	48.3
Fiscal 2002	16,200	7,650	181.8	15.00	8.40	48.1
Fiscal 2001	8,700	4,380	240.1	10.37	5.75	51.6
Quarterly highs and lows
2005
Fourth quarter	7,990	6,610	48.1	12.17	10.05	16.2
Third quarter	7,750	5,780	63.6	12.40	9.14	24.8
Second quarter	8,600	7,255	67.3	15.50	11.92	18.1
First quarter	9,550	7,450	85.7	14.90	12.20	24.5
2004
Fourth quarter	9,710	8,695	62.8	16.13	13.21	8.8
Third quarter	9,825	8,360	74.7	15.35	12.70	10.4
Second quarter	10,450	8,460	83.6	14.23	12.79	20.1
First quarter	9,690	7,720	81.4	13.71	12.60	12.0
Monthly highs and lows
2005
November	8,050	6,350	17.5	11.42	9.49	5.9
October	7.590	6,105	21.1	11.55	9.46	6.9
September	7,990	6,800	19.2	12.17	10.80	6.4
August	7,150	6,610	15.5	11.04	10.25	4.8
July	7,400	6,800	13.5	10.82	10.05	5.1
June	7,500	6,600	22.0	11.14	9.75	7.4

On December 7, 2005, the closing price for our shares on the JSE was 7,399 SA cents per share and the closing price of the ADSs on the NYSE was $11.33 per ADS.

Markets

The principal market for the ordinary shares of Sappi Limited is the JSE. The ordinary shares of Sappi Limited are also listed on the London Stock Exchange. In February 2000, we announced our decision to delist our shares from the Paris Bourse with effect from March 29, 2000. This decision was based on the low volume of shares traded, the cost of maintaining the listing and the additional reporting standards required by the Bourse. On September 21, 2005, we announced our decision to delist our shares from the Frankfurt Stock Exchange with effect from November 10, 2005. This decision was based on the low volume of shares traded on the Exchange. On November 5, 1998, ADRs evidencing ADSs of Sappi Limited commenced trading on the NYSE under the symbol “SPP”. The Bank of New York serves as depositary

(“the Depositary”) with respect to the ADSs. Prior to the commencement of trading of the ADSs on the NYSE, our ordinary shares were traded in the United States in the over-the-counter market pursuant to a sponsored unrestricted American Depositary Receipt facility established in 1994. Price data relating to that trading is not considered meaningful and has not been included in this Annual Report.

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

The JSE

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

The market capitalisation of South African equity securities was approximately $344 billion as at October 31, 2005. The actual float available for public trading is significantly smaller than the aggregate market capitalisation because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalisation at the end of the period) was 50% for the 12 months ended October 31, 2005. Trading is concentrated in a growing, but small, number of companies. As of the end of October 2005, there were 266 listed companies on the JSE.

Following the introduction of the FTSE/JSE free float indices, the FTSE/JSE All Share Index only includes those companies that constitute the top 99% of the market capitalisation of the JSE. The three main sectors in the market are Resources, Financials and Industrials. As of October 31, 2005, the All Share Index included 157 companies. The Financial and Industrial Index and the Resources Index included 31 and 20 companies, respectively, and accounted for approximately 48% and 39%, respectively, of the total market capitalisation of the JSE.

The JSE settles securities trades electronically through STRATE—(Share Transactions Totally Electronic)—the central securities depository for the equities market. All trades are downloaded from the JSE SETS automated trading system to the JSE’s Broker Deal Accounting (BDA) system, which manages the settlement status of every trade. The BDA system interfaces with STRATE’s system which in turn interfaces with those of the custodian banks. The JSE’s Settlement Authority monitors all trades from time of execution to settlement to ensure performance.

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

ITEM 10.         ADDITIONAL INFORMATION

Memorandum and Articles of Association

The following description is a summary of various provisions of the Memorandum (“Memorandum”) and Articles of Association (“Articles”) of Sappi Limited, the South African Companies Act (the “Companies Act”) and the listings requirements of the JSE, which does not purport to be complete and is qualified in its entirety by reference to all of the provisions of those sources.

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

The remuneration of the Directors for their services as such shall be determined from time to time by a general meeting, save that in the discretion of the Board, there may in each year be paid out of the funds of Sappi Limited to, and divided among, the Directors who have held office during the year in respect of which the remuneration is to be paid, a sum, by way of remuneration for their services as Directors, not exceeding US$ 500 000 (five hundred thousand dollars), which remuneration shall be paid in such proportions as shall be determined by the Directors or a majority of them. If any Director is required to perform extra services or reside abroad or is otherwise specially occupied about Sappi Limited’s business, he is entitled to receive remuneration to be fixed by the Directors (either in addition to, or in substitution for, the aforementioned remuneration). The Directors shall be paid all their travelling and other expenses properly and necessarily expended by them in and about the business of Sappi Limited.

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

Secretary

The Companies Act requires the directors of each public company to appoint a secretary who is permanently resident in South Africa, and who, in the opinion of the directors, has the requisite knowledge and experience to carry out the duties of and secretary of a public company.

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

Register of Members

Sappi Limited keeps a register of Shareholders in South Africa and London, England. Sappi Limited may keep a branch share register in any foreign country, subject to the approval of the Reserve Bank.

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

Dividends

Sappi Limited in general meeting or the Board may, from time to time, declare a dividend to be paid to the registered holders of shares (the “Shareholders”) in proportion to the number of ordinary shares held by them. No dividend on ordinary shares will bear interest. Dividends are declared payable to Shareholders registered as such on a date subsequent to the date of the declaration of the dividend as determined by the Board. This date may not be less than 14 days after the date of the publication of the announcement of the declaration of the dividend.

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

It is Sappi Limited’s policy to declare dividends in US dollars and the Board may at the time of declaring a dividend make such regulations as it may think fit in regard to the payment in any currency and rate of exchange. For further information on our dividend policy, see “Item 8-Financial Information-Dividend Policy”.

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

Holders of shares have no pre-emptive rights under the Articles. Under the listings requirements of the JSE, however, any unissued shares of Sappi Limited must first be offered to existing Shareholders pro rata to their holdings of shares unless these shares are issued for the acquisition of assets or a specific or general approval is granted to the Directors at any general meeting authorising the issue of shares for cash. Whenever Sappi Limited wishes to sell for cash shares held as treasury stock by a subsidiary of Sappi Limited, such use must comply with the listings requirements as if such use was a new issue of shares for cash.

Sappi Limited in general meeting may upon the recommendation of the Board resolve to capitalise all or any part of the amount of the undivided profits, reserves resulting from a sale or revaluation of assets of Sappi Limited or premium created on the issue of any shares or debentures and may apply such sums in paying up unissued shares of Sappi Limited to be issued as fully paid capitalisation shares to Shareholders.

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

Distribution of Assets on Liquidation

If Sappi Limited is liquidated, whether voluntarily or compulsorily, the assets remaining after the payment of all the liabilities of Sappi Limited and the costs of winding-up shall be distributed among the Shareholders in proportion to the numbers of shares respectively held by them, subject to the rights of any Shareholders to whom shares have been issued on special conditions and subject to Sappi Limited’s right to apply set-off against the liability, if any, of Shareholders for unpaid capital or premium. Furthermore, the liquidator, with the authority of a special resolution, may divide among the Shareholders, in specie or kind, the whole or any part of the assets, whether or not those assets consist of property of one kind or different kinds.

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

Subject to the provisions of the Companies Act and the listings requirements of the JSE, Sappi Limited may reduce its issued share capital, share premium, stated capital, reserves (including statutory non-distributable reserves) and/or capital redemption reserve fund by way of an ordinary resolution of shareholders in general meeting and a resolution of directors. Similarly, subject to the provisions of the Companies Act and the requirements of the JSE, Sappi Limited may by way of an ordinary resolution of shareholders in general meeting and a resolution of directors make payments to its shareholders, whether or not such payments result in a reduction of the issued share capital, share premium, stated capital, reserves (including statutory non-distributable reserves) and/or any capital redemption reserve fund. An ordinary resolution of shareholders is not, however, required for the payment of dividends.

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

Rights of Minority Shareholders and Fiduciary Duties

Majority shareholders of South African companies have no fiduciary obligations under South African common law to minority shareholders. However, under the Companies Act, a shareholder may, under certain circumstances, seek relief from the court if he has been unfairly prejudiced by the company. The provisions in the Companies Act are designed to provide relief for oppressed shareholders without necessarily overruling the majority’s decision. There may also be common law personal actions available to a shareholder of a company. The fiduciary obligations of Directors may differ from those in the United States and certain other countries. In South Africa, the common law imposes on Directors a duty to act with care and skill and a fiduciary duty to conduct the company’s affairs in the best interests of the company.

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

Sappi Limited is required by law to provide at least 21 clear days’ notice for any annual general meeting and for meetings at which special resolutions are proposed, and at least 14 clear days’ notice for all other meetings.

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

Annual Report and Accounts

The Board is required to keep such accounting records and books of account as are prescribed by the Companies Act. Generally, no Shareholder (other than a Director) has any right to inspect any accounting record book, account or document of Sappi Limited.

The Board is required, in respect of every financial year of Sappi Limited, to prepare annual consolidated financial statements of Sappi Limited and present them before the annual general meeting required to be held in that year.

The annual consolidated financial statements of Sappi Limited must, in conformity with generally accepted accounting practice in South Africa, fairly present the state of affairs and business of Sappi Limited and all its consolidated subsidiaries at the end of the financial year concerned and the profit or loss of Sappi Limited and all its consolidated subsidiaries for that financial year.

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

Rights of Shareholders

There are no limitations in the Memorandum or Articles and general limitations under South African law on the right of Shareholders to hold or exercise voting rights attaching to any ordinary shares in Sappi Limited.

Changes in Control

Any person acquiring shares of Sappi will (in addition to any regulatory and legal requirements outside South Africa) need to comply with the following to the extent applicable. Various transactions including, without limitation, those which result in a person or a group of persons acting in concert holding shares entitling the holder or holders to exercise or cause to be exercised 35% or more of the voting rights at meetings of Sappi Shareholders and those transactions entailing a disposal of the whole or substantially the whole of the undertaking of Sappi Limited or the whole or the greater part of its assets will be subject to the Securities Regulation Code on Takeovers and Mergers (the “Code”) which is regulated by the Securities Regulation Panel. The Code imposes various obligations in such circumstances including the requirement of an offer to minority shareholders. A transaction will be subject to the approval of the competition authorities under the Competition Act No. 89 of 1998, as amended (the “Competition Act”) if it results in the acquisition of “control”, as defined in the Competition Act, and otherwise falls within the scope of the Competition Act. The Competition Act prevents a transaction falling within its scope from being implemented without the required approvals. To the extent applicable, the transaction will be subject to the listings requirements of the JSE. Depending on the circumstances, approvals of the Exchange Control Department of the South African Reserve Bank and other applicable regulatory authorities may also be required.

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

Material Contracts

On May 7, 2003, a syndicated loan of EURO 500,106,406 was provided to Sappi Papier Holding GmbH (“SPH”). This loan was arranged by BankAustriaCreditanstalt and was supported by a syndicate of 18 European banks. Funding of the facility was provided by the Oesterreichische Kontrollbank Aktiengesellschaft (“OeKB”), a banking corporation incorporated in Austria, and the syndicate of banks assumed the credit risk by providing a guarantee to the OeKB. The loan to SPH is fully and unconditionally guaranteed by Sappi International SA (SISA), a corporation incorporated in Belgium. The loan consists of two tranches, repayable in two bullet payments. Tranche A (amounting to EURO 100,021,281) was repaid on December 31, 2004. Tranche B (amounting to EURO 400,085,124) bears interest at the OeKB EURO fixed financing rate plus an applicable facility fee. The interest on the loan is payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2003. SPH may prepay the whole or any part of the loan by giving 30-days notice. SPH has agreed to pay certain additional amounts should they arise in respect of withholdings or deductions for taxes in certain jurisdictions on payments to the syndicate banks. SPH and SISA have also agreed to observe certain covenants with respect to the loan and the guarantee, including limitations on liens, sale and leaseback transactions and on mergers and consolidations. It is an event of default if Sappi Limited ceases to own, directly or indirectly, a majority of SPH’s share capital, without the prior written consent of a majority of the lenders. On November 18, 2005, an amendment to this loan agreement was signed to harmonise the terms and conditions of all SPH’s long-term debt in line with the terms and conditions of the recently completed EURO 600,000,000 multi-currency revolving credit facility (see below). The loan to SPH is now fully and unconditionally guaranteed by Sappi Limited in addition to SISA and partially guaranteed by Sappi Trading Pulp AG, a corporation incorporated in Switzerland.

On June 29, 2005, a five-year multi-currency revolving credit facility (maturing in June 2010) in a maximum aggregate amount of EURO 600,000,000 was provided to Sappi Papier Holding GmbH (“SPH”), Sappi International S.A. (“SISA”) and Sappi Trading Pulp AG as borrowers. This facility was arranged by BNP Paribas, J P Morgan PLC and SG Corporate and Investment Banking and was supported by a syndicate of 16 additional financial institutions. The facility is currently fully and unconditionally guaranteed by Sappi Limited, SPH and Sappi Trading Pulp AG (although the banks have consented to a limitation of the Sappi Trading Pulp AG guarantee). Sappi International S.A has also provided a limited guarantee of the facility. The facility replaces the outstanding amount of the A Tranche (amounting to EUR 562.5 million) of the syndicated credit facility raised in July 2001. The early replacement of this A Tranche was undertaken to improve the terms and conditions thereof, including the pricing of the margin and commitment fee, and also to ensure the long-term nature of the new facility. The funding margin is determined by a rating grid and, based on the current credit rating, attracts a margin between 40 and 47.5 basis points over Euribor or Libor, depending on the currency of the loan and the level of utilisation. This facility is to be used for general corporate purposes and was unutilised at the end of September 2005. It is subject to interest coverage and debt covenants measured at the Sappi Limited consolidated level. SPH, Sappi Limited, SISA and Sappi Trading Pulp have agreed to observe certain covenants which include limitations on liens, sale and leaseback transactions and on mergers and consolidations. In addition, if any of SPH, SISA or Sappi Trading Pulp cease to be wholly owned, directly or indirectly, by Sappi Limited, or if a third party becomes the beneficial owner of more than 35% of the shares of Sappi Limited, then each financial institution has the option of demanding repayment of its participation in any outstanding loans and terminating its obligations under the facility.

At the Annual General Meeting of Shareholders held on March 7, 2005, shareholders adopted the Sappi Limited Performance Share Incentive Plan (“Plan”) in addition to the Sappi Limited Share Incentive Trust (“Trust”) which had been adopted on March 5, 1997, and fixed the aggregate number of shares which may be acquired by all participants under the Plan together with the Trust at 19,000,000 shares, which constitute 7.9% of the issued share capital of Sappi Limited. In terms of the Plan, Participants (who must be officers and other employees of the company) may be awarded conditional contracts to acquire shares for no cash consideration. If the performance criteria determined from time to time by the Human Resources Committee or Compensation Committee of the Board (“Performance Criteria”) applicable to each Conditional Contract, are met or exceeded, then Participants would be entitled to receive the number of shares specified in the Conditional Contract for no cash consideration after the fourth anniversary of the date on which the Conditional Contract was awarded to the Participant. The Performance Criteria entail benchmarking the company’s performance against an appropriate peer group of companies. If the board determines that the Performance Criteria embodied in a Conditional Contract have not been satisfied or exceeded, the number of shares allotted and issued and/or transferred to a Participant under the Conditional Contract will be adjusted downwards.

Exchange Controls

Introduction

South Africa’s exchange control regulations provide for restrictions on the exporting of capital and for various other exchange control matters. Transactions between residents of the Common Monetary Area (comprising South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland), on the one hand (including corporations), and non-residents of the Common Monetary Area, on the other hand, are subject to these exchange control regulations which are enforced by the Exchange Control Department of the South African Reserve Bank (Excon).

The present exchange control system in South Africa is used principally to control capital movements. South African companies are generally not permitted to export capital from South Africa or to hold foreign currency or foreign assets without the approval of the South African exchange control authorities. Foreign investment by South African companies is also restricted. As a result, a South African company’s ability to raise and deploy capital outside the Common Monetary Area is restricted. The granting of loans from outside South Africa to Sappi Limited or its South African subsidiaries and their ability to borrow from non-resident sources is regulated. Further, where 75% or more of a South African company’s capital, assets, earnings, voting securities, voting power, power of control or earnings are directly or indirectly controlled by or vested in non-residents of the Republic of South Africa, the company is designated an “affected person” and certain restrictions are placed on its ability to obtain local financial assistance.

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

•       South African corporations wishing to invest abroad may apply for permission to use corporate assets or share swaps and share placement transactions to finance approved foreign investments. The latter mechanism entails the placement of the locally quoted company’s shares with long term overseas holders who, in payment for the shares, provide the foreign currency abroad which the company then uses to acquire the target investment. Since February 2001, institutional investors are no longer entitled to make use of the asset swap mechanism but are, however, entitled to acquire foreign portfolio investments of either 20% or 25% of total assets, depending on the type of institutional investor.

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

For further information, see “Item 5—Operating and Financial Review and Prospects—Other Items-South African Exchange Controls”.

Sales of Shares

Under present South African exchange control regulations, the ordinary shares and ADSs of Sappi Limited are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. In addition, the proceeds from the sale of shares on the JSE on behalf of shareholders who are not residents of the Common Monetary Area are freely remittable to such shareholders (other than former residents of South Africa). Share certificates held by non-residents must however be endorsed with the words “non-resident”.

Dividends

There is no restriction under South African exchange control regulations on the free transferability of cash dividends to shareholders or ADR holders who have never been resident in South Africa. Dividends declared to a former resident of South Africa out of capital gains, or out of income earned from normal trading activities prior to the date of emigration, must be placed to the credit of a blocked account with a South African authorised dealer in foreign exchange. Dividends declared out of income earned from normal trading activities subsequent to the date of emigration are, however, remittable. See “—Taxation” and “Item 8—Financial Information—Dividend Policy”. The Minister of Finance stated on February 26, 2003 that emigrants’ blocked assets are to be unwound and such emigrants are entitled, on application to the South African Reserve Bank, and subject to an exiting schedule and an exit charge of 10% to exit such blocked assets from South Africa.

Prior to fiscal 2000, it was our policy to declare cash dividends in Rand. It is now our policy to declare cash dividends in US dollars. We declared a dividend (number 82) of 30 US cents for fiscal 2005. South African shareholders will be paid the Rand equivalent of the US dollar denominated declaration. Shareholders on the UK registry will be paid the UK pounds sterling equivalent of the US dollar denominated declaration and ADS holders will be paid in US dollars. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the Deposit Agreement. Subject to exceptions provided in the Deposit Agreement, cash dividends will be paid by the Depositary to holders of ADSs in accordance with the Deposit Agreement. The Depositary will charge holders of ADSs, to the extent applicable, taxes and other governmental charges and specified fees and other expenses, including a fee not in excess of $0.02 per ADS (or portion thereof) for any cash distributions made pursuant to the Deposit Agreement, other than distributions of cash dividends. See “Item 8—Financial Information—Dividend Policy”.

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

General

The discussion below is based on current legislation. A new Revenue Laws Amendment Bill (“the draft Bill”) was recently released in draft form. The promulgation of the draft Bill as legislation may impact on what is stated below.

Basis of Income Taxation

South Africa has a dual income tax system in terms of which residents are taxed on their worldwide income and non-residents are taxed on their South African source (or deemed source) income. Certain categories of income and activities are exempt from taxation.

Residence, in the case of natural persons, is established either by being ordinarily resident in South Africa or by satisfying a physical presence test in terms of which they become residents by virtue of their being physically present in South Africa for certain prescribed periods of time. In the case of legal entities, residence is established by virtue of incorporation or formation, or having a place of effective management, in South Africa. Excluded from the definition of “resident” are persons or entities which are, in terms of double taxation agreements entered into by South Africa, not treated as resident in South Africa.

Dividends received by or accruing to South African residents from companies which are not tax resident in South Africa are subject to tax, but certain foreign dividends are exempt from tax, including:

•       foreign dividends declared by a company listed on a stock exchange licensed in South Africa or on an exchange recognised by the Minister of Finance in the Government Gazette to a shareholder if more than 10% of the equity share capital of the listed company at the time of declaration is held by South African residents;

•       foreign dividends to residents holding a certain minimum interest (currently 25% of the total equity shares; however, according to the draft Bill, this minimum interest will be reduced to 20% of the equity shares and voting rights) in the foreign company declaring the dividend, but certain dividends are excluded from this exemption by certain anti-avoidance measures;

•       foreign dividends declared out of profits that are subject to tax in the hands of the South African resident recipient of the dividend in terms of South Africa’s controlled foreign company legislation;

•       foreign dividends declared out of profits that are subject to full South African tax; and

•       foreign dividends declared by a company out of profits which arose from dividends declared to such company by a South African resident company.

South African residents, who are natural persons earning interest and non exempt dividends from foreign sources, are allowed an exemption on the first R15,000 of such income (the exemption is firstly to be applied to foreign dividends and only if they do not exceed R2,000, the excess is to be applied to foreign interest).

Withholding Tax on Dividends

Sappi Limited will not be obliged to withhold any form of non-resident shareholders’ tax on dividends paid to non-residents of South Africa. However, any future decision to re-impose a withholding tax on dividends declared by South African residents to non-resident shareholders is generally permissible under the terms of a reciprocal tax treaty entered into between South Africa and the United States (the “Treaty”); provided that the Treaty generally limits the withholding tax to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends and to 15% of the gross amount of the dividends in all other cases.

Income Tax and Capital Gains Tax

Profits derived from the sale of shares in a South African company will generally only be subject to income tax (at a corporate rate of 29% and a maximum individual rate of 40% based on a sliding scale) in South Africa if the seller carries on business in South Africa as a share dealer, and the profits are realised in the ordinary course of that business.

Capital Gains Tax was introduced with effect from October 1, 2001 and has been introduced in the Income Tax Act 58 of 1962 by way of the incorporation of the Eighth Schedule therein (“Eighth Schedule”). Under the Eighth Schedule, all natural persons, legal persons and trusts resident in South Africa are liable to pay capital gains tax on the disposal of a capital asset. The definition of an asset is very wide and includes assets that are movable, immovable, corporeal or incorporeal, but excludes certain limited items. Non-residents of South Africa will not be subject to capital gains tax except in respect of the disposal of immovable property situated in South Africa (or any interest or right in such immovable property) and any assets of his/its permanent establishment through which a trade is being carried on in South Africa. Profits derived from the sale of South African shares held by non-residents as long-term investments will generally not be subject to capital gains tax in South Africa. However, the sale of South African shares held by a non-resident will attract capital gains tax in the event that the shares comprise an asset of that non-resident’s permanent establishment in South Africa, or if the foreign shareholder (alone or together with any connected persons) holds more than 20% of the issued share capital of the South African company and more than 80% of the net asset value of that company is attributable to immovable property situated in South Africa. An American Depository Share will be regarded as a share for the purpose of Capital Gains Tax in South Africa. The Treaty only permits the imposition of South African tax on capital gains of a United States resident seller from the sale of shares where such shares form part of the business property of a permanent establishment which the seller has in South Africa or pertain to a fixed base available to the seller in South Africa for the purpose of performing independent personal services. Companies will be liable to capital gains tax on 50% of the net capital gain. At the current corporate tax rate of 29%, the effective tax rate on net capital gains will therefore be 14.5%.

Duty on the Shares

South African duty is payable by the company upon the issue of shares at the rate of 0.25% of the issue price. Such duty will be paid by Sappi Limited.

On a subsequent change of beneficial ownership of the shares, South African uncertificated securities tax (“UST”) is generally payable in respect of transactions involving listed shares purchased from or through a member of a stock exchange or a depositary institution and stamp duty is generally payable for the registration of transfer of all other shares, both duties generally being payable at 0.25% of the higher of the consideration or the market value of the share concerned. South African stamp duty is payable regardless of whether the transfer is executed within or outside South Africa. There are certain exceptions to the payment of stamp duty where, for example, the instrument of transfer is executed outside South

Africa and registration of transfer is effected in any branch register kept by the relevant company, subject to certain provisions set forth in the South African Stamp Duties Act of 1968.

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

Secondary Tax on Companies (“STC”)

This tax is paid by South African companies at the flat rate of 12.5% in respect of the amount of dividends declared less all dividends which accrued to them (but subject to certain exclusions) during its relevant “dividend cycle”. “Dividend cycle” means the period commencing on the day following the date of accrual to a company’s shareholders of the last dividend declared by that company and ending on the date on which the dividend in question accrues to the shareholder concerned. An excess of dividends accruing to a company over dividends paid may be carried forward to subsequent dividend cycles as an STC credit.

The imposition of STC effectively means that a dual corporate tax system exists in South Africa comprising a normal income tax and STC. Liability for STC is determined independently from normal income tax. Accordingly, a company without a normal tax liability may have a liability for STC, and vice versa, and may be liable for both normal tax and STC. The nominal value of capitalisation shares awarded to shareholders as part of the equity share capital of a company by transferring reserves or undistributed profits to the company’s equity share capital do not incur STC and it has become common practice for listed South African companies to offer capitalisation shares forming part of the equity share capital of a company in lieu of cash dividends. The capitalisation shares must carry the right to participate to an unlimited extent in the dividends or capital of the company in order to constitute equity share capital. However, any amount transferred from reserves (excluding any share premium account not consisting of capitalised profits) or undistributed profits to the equity share capital of a company is, in principle, deemed to be profits available for distribution to shareholders and may constitute a dividend (i.e., be subject to STC) on a subsequent partial reduction or redemption of capital, or upon reconstruction or liquidation of the company. Capitalisation shares which do not qualify as equity shares and are awarded by a transfer of reserves or undistributed profits (other than that portion of the share premium account not consisting of capitalised profits) are regarded as dividends and, as such, attract STC. Foreign dividends do not serve to reduce a company’s STC liability.

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

For purposes of the discussion below, you are a “US holder” if you are a beneficial owner of our ordinary shares or ADSs who or which is:

•       an individual US citizen or resident alien;

•       a corporation, or entity taxable as a corporation, that was created under US law (federal or state); or

•       an estate or trust whose worldwide income is subject to US Federal income tax.

If you are not a US holder, you are a “non-US holder” and the discussion below titled “-US Federal Income Tax Consequences to non-US Holders” will apply to you.

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

Distributions.   The gross amount of any distribution (other than in liquidation), including the fair market value of all distributions of ordinary shares whenever a holder may elect to receive cash distributions in lieu of ordinary share distributions, that you receive with respect to our ordinary shares or ADSs (before reduction for South African income tax, if any, withheld from such distributions) generally will be included in your gross income on the day on which you, in the case where you own ordinary shares, or the Depositary, in the case where you own ADSs, receive the distribution. This distribution will be taxed to you as a dividend (that is, ordinary income) to the extent such distribution does not exceed our current or accumulated earnings and profits, as calculated for US Federal income tax purposes (“E&P”). Dividends received by an individual US holder during taxable years before 2009 will generally be taxed at a maximum rate of 15%, provided certain holding period requirements and other conditions are satisfied. Dividends received by an individual US holder for taxable years after 2008 will be subject to tax at ordinary income rates. To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our ordinary shares or ADSs, as applicable, and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognised on a subsequent disposition of such ordinary shares or ADSs). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognised on a sale or exchange of our ordinary shares or ADSs, as applicable. See “-Sale or Other Disposition of Company Ordinary Shares and ADSs”, below. Because we are not a US corporation, no dividends-received deduction will be allowed to a corporate US holder with respect to dividends paid by us.

Distributions on the ordinary shares and ADSs are expected to be made by us in US dollars, to the extent necessary. In the event that distributions on the ordinary shares and ADSs are made by us in Rand, any dividends paid in Rand generally will be included in your gross income in a US dollar amount calculated by reference to the exchange rate in effect on the day you, in the case of ordinary shares, or the Depositary, in the case of ADSs, receive the dividend. It is anticipated that the Depositary will, in the ordinary course, convert Rand received by it as distributions on the ADSs into US dollars. To the extent that the Depositary does not convert the Rand into US dollars at the time that you are required to take the distribution into your gross income for US Federal income tax purposes, you may recognise foreign exchange gain or loss, taxable as ordinary income or loss, on the later conversion of the Rand into US dollars. The gain or loss recognised will generally be based upon the difference between the exchange rate in effect when the Rand are actually converted and the “spot” exchange rate in effect at the time the distribution is taken into account and any such gain or loss will generally be treated as United States source income for US foreign tax credit purposes.

Dividends paid by us will generally be treated as foreign source income for US foreign tax credit limitation purposes. Subject to certain limitations, US holders may elect to claim a foreign tax credit against their US Federal income tax liability for South African tax withheld (if any) from dividends received in respect of our ordinary shares or ADSs, as applicable. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us in respect of our ordinary shares or ADSs, as applicable, generally will be “passive income” or, in the case of certain types of US holders, “financial services income” and therefore any US tax imposed on these dividends cannot be offset by excess foreign tax credits that you may have from foreign source income not qualifying as passive income or financial service income, respectively. Recently-enacted legislation will simplify the foreign tax credit limitation rules and reduce the number of classes to two, effective for taxable years ending after December 31, 2006. For such taxable years, any such dividend income generally will be “passive income” or, in the case of certain types of US holders, “general income.” Additional limitations on the credit apply to individual US holders receiving dividends if the dividends are eligible for the 15% maximum tax rate on dividends described above. US holders that do not elect to claim a foreign tax credit may instead claim a deduction for South African tax withheld (if any).

Sale or Other Disposition of Company Ordinary Shares and ADSs.   Subject to the discussion of “passive foreign investment companies” below, generally speaking, in connection with the sale or other taxable disposition of our ordinary shares or ADSs, as applicable:

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

You may incur South African stamp duty or MST in connection with a subsequent registration of transfer of ordinary shares. See “—South Africa Duty on the Shares”. In such case, stamp duty or MST, as applicable will not be a creditable tax for US foreign tax credit purposes, but will be deductible. In the case of an individual US holder, such deduction will be subject to specified limits on the deductibility of investment expenses.

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

If you fail the above test, you generally will be subject to tax in respect of such dividends in the same manner as a US holder, as described above. In addition, any effectively connected dividends received by a non-US corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

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

Effectively connected gains realised by a non-US corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

Payments and sale proceeds in respect of our ordinary shares or ADSs, as applicable, that are made in the United States or by a US related financial intermediary may be subject to US information reporting rules. You will not be subject to “backup” withholding of US Federal income tax provided that:

•       you are a corporation or other exempt recipient; or

•       you provide a taxpayer identification number (which, in the case of an individual, is his or her social security number) and meet other information reporting and certification requirements.

If you are a non-US holder, you generally are not subject to information reporting and backup withholding, but you may be required to provide a certification of your non-US status in order to establish that you are exempt. You may be subject to information reporting and backup withholding if you sell your ordinary shares or ADSs through a US broker and you are not eligible for an exemption. You may be subject to information reporting, but not backup withholding if you sell your shares or ADSs through a broker with certain connections with the US and you are not eligible for an exemption.

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

•       fair value fluctuations on plantations,

•       credit risk;

•       commodity prices, affecting the cost of products, and.

•       discount rates for post employment benefits.

For a detailed description of these risks, see notes 1, 13, 34, 35 and 37 to our Group annual financial statements included elsewhere in this Annual Report.

Commodity Price Risk

The selling prices of the majority of products manufactured and purchase prices of many raw materials used generally fluctuate in line with commodity cycles. Prices of chemical cellulose generally follow those of paper pulp, although the cycle is generally less volatile. As a result, the sale of chemical cellulose also tends to act as a natural hedge for paper pulp. Our total pulp production capacity is over 100% of our total pulp requirements. However, there are differences between the types of pulp required in our paper making operations and the grades of pulp we produce, as well as regional differences. We are therefore a buyer as well as a seller of paper pulp. Other than maintaining a high level of pulp integration, no hedging techniques are applied. For a description of our level of pulp integration, see “Item 4—Information on the Company—The Pulp and Paper Industry—Pulp”, “ Item 4—Information on the Company—Business Overview—Sappi Fine Paper”, “Item 4—Information on the Company—Business Overview—Supply Requirements” and “Item 5—Operating and Financial Review and Prospects—Operating Results—Markets”. Despite our present relatively high level of pulp integration on a Group-wide basis, in the event of significant increases in the prices of pulp integration on a Group-wide basis, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins.

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.         CONTROLS AND PROCEDURES

As of the end of the period covered by this report (the ‘‘Evaluation Date’’) Sappi’s management (with the participation of its Chief Executive Officer and Executive Director-Finance), conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, Sappi’s chief executive officer and chief financial officer concluded that, solely because of the material weakness in our internal control over financial reporting described below relating to errors in our US GAAP reconciliations, such disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed by Sappi in reports it files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of our annual financial statements would not have been detected or prevented. During the course of the 2005 financial closing process our independent auditors noted that certain items accounted for as fair value hedges in terms of South African Generally Accepted Accounting Practice (SA GAAP), do not qualify for hedge accounting in terms of US GAAP; however, we had not identified or adjusted for this difference in the preparation of our US GAAP reconciliation. This led to a further management investigation to evaluate the impact on all the hedging arrangements and regions within the Group. The full impact and nature of the error was subsequently reported to the Group Audit Committee where preliminary discussions on remediation plans were held.

While correctly accounted for in terms of SA GAAP, management determined that this difference in US GAAP was not identified in fiscal 2005 or during previous financial years by our internal control over financial reporting, resulting in a potential error in our fiscal 2005 US GAAP reconciliation and errors in previously reported US GAAP reconciliations. The 2005 impact would have been an overstatement of net income on a US GAAP basis of approximately $39 million if not detected. Because of the potential magnitude of this impact in fiscal 2005, the non-detection of this item was regarded by management as evidence of a material weakness in its internal control over financial reporting. Based upon management’s investigation of this item and the identification, principally by our independent auditors during their year-end audit, of several other previously unidentified differences between SA GAAP and US GAAP, management believes that controls over the reconciliation between SA GAAP and US GAAP are currently inadequate and represent a material weakness in our internal control over financial reporting. The aggregate value of these previously unidentified differences led to the decision to restate our US GAAP reconciliations as described in note 42 to our Group annual financial statements included elsewhere in this Annual Report.

We reported in our Annual Report on Form 20-F for fiscal 2004 that our level of US GAAP expertise was limited and that we were in the process of investigating options to strengthen our capabilities. Subsequently improvements in our internal control over financial reporting were made to address this issue, including the introduction of reporting schedules that facilitate the evaluation of non-routine and judgmental items for SA GAAP and US GAAP reporting. In order to address the material weakness described above further efforts will include focus on the following areas:

•       Accounting training programs with a specific focus on US GAAP

•       Circumstances where external accounting opinions will be sought in future

•       Oversight and review processes in the corporate office

•       Strengthening of internal US GAAP expertise

Changes referred to last year in the business and information technology (IT) systems have continued in the current financial year:

North America

A number of IT systems previously developed in Europe are being deployed in North America. The number of peripheral IT technologies used previously has been reduced and more reliance has been placed on our core Enterprise Resource Planning system (ERP), SAP. In particular we are anticipating a significant improvement in the control environment surrounding our sales, logistical and operations planning environments. These systems are at an advanced stage of deployment.

Southern Africa

In southern Africa the ERP system was upgraded to a newer version of SAP, with the last business units having gone live in June 2005. As part of the project, business processes were reviewed and improved from both a control and efficiency point of view.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Dr Deenadayalen Konar qualifies as an audit committee financial expert on the Audit Committee of Sappi Limited. The Board determined that Dr Konar acquired the required attributes by way of education, practical experience, practice as a registered accountant and auditor, and participation as a member of the audit committees of significant entities that have applied International Accounting Standards or Generally Accepted Accounting Practice. See Item 6 for a description of Dr Konar’s background and relevant experience. Dr Konar is an independent Non-Executive Director of Sappi.

ITEM 16B.    CODE OF ETHICS

We have adopted the Sappi Code of Ethics (the “Code”) that applies to all of our employees, including our Chief Executive Officer, Executive Director-Finance and Group Financial Controller (such officers, collectively, the “senior officers”). The Code, as it applies to our senior officers, is complemented by a Corporate Compliance Policy adopted by our Board of Directors regarding Ethics Guidelines for Senior Officers (the “Senior Officer Corporate Compliance Policy”). We believe the Code, as supplemented by our Senior Officer Corporate Compliance Policy, constitutes a “code of ethics” as defined in Item 16B of Form 20-F.

We have filed a copy of the Code and the Senior Officer Corporate Compliance Policy as an exhibit.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal independent auditor fees paid for the year ended September 2005 and 2004 were as follows:

	2005	2004
	(US$ million)
Audit-fees(1)	5	5
Audit-related fees	—	1
Sub-total	5	6
Tax services(2)	5	3
All other fees	—	—
	10	9

(1)                Audit-fees consist of assurance and related services that are reasonably related to the performance of the audit or review of the group’s financial statements.

(2)                These are fees for professional services performed by Deloitte & Touche with respect to tax compliance, tax advice and tax planning. This includes advice on tax aspects of group acquisitions, disposals, reorganisations, and financing, as well as analysis of the impact on the group for changes to tax laws in various countries.

Audit Committee Pre-Approval Policy

In accordance with our audit committee pre-approval policy, all audit and non-audit services performed for us by our independent accountants were pre-approved by the audit committee of our board of directors, which concluded that the provision of such services by the independent accountants was compatible with the maintenance of that firm’s independence in the conduct of its auditing functions.

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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

The following table sets forth information with respect to Sappi’s share repurchases in the 2005 financial year:

	Total number of shares purchased	Average price paid per share	Number of shares purchased as part of publicly announced program	Maximum number of shares that may yet be purchased under the program
Nov 1 to Nov 30, 2004	1,250,000	$12.73	1,250,000	10,706,175

Sappi has stated its intention, on November 9, 2000, to acquire Sappi shares through a wholly owned Sappi subsidiary, subject to applicable stock exchange and legal limitations. Sappi has been given approval at its annual general meetings of shareholders, including the meetings held on March 1, 2004 and March 7, 2005, to purchase its shares up to a maximum of 10% of the issued ordinary share capital in any one financial year. The general authority is subject to the Listings Requirements of the JSE Limited and the Companies Act No. 61 of 1973 of South Africa, as amended, and is granted until the next annual general meeting. Some of the repurchased shares, which have been repurchased, have been, and will continue to be, utilised to meet the requirements of the Sappi Limited Share Incentive Trust from time to time.

PART III

ITEM 17.         FINANCIAL STATEMENTS

Sappi Limited is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

ITEM 18.         FINANCIAL STATEMENTS

The Group annual financial statements and schedules together with the Report of the Independent Auditors are included as the “F” pages to this Annual Report.

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

2.2

Amended and Restated Deposit Agreement among Sappi Limited, The Bank of New York, as depositary, and the Owners from time to time of American Depositary Receipts dated October 26, 1999, incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 27, 2001.

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

4.11

Resolution passed by the members of the Human Resources Committee of Sappi Limited on amendments to the Sappi Limited Share Incentive Scheme, incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 17, 2004.

4.12	An amendment dated November 18, 2005, to the Credit Facility, dated May 7, 2003 as described in 4.10.
4.13

Multi-Currency Revolving Credit Facility, dated June 29, 2005, among Sappi Papier Holding GmbH (“SPH”), Sappi International S.A. (“SISA”) and Sappi Trading Pulp AG as borrowers and BNP Paribas, J P Morgan PLC, SG Corporate and Investment Banking, as mandated lead arrangers and the additional financial institutions named therein.

4.14

The Sappi Limited Performance Share Incentive Plan, dated March 7, 2005 between Sappi Limited, David Charles Brink, and Meyer Feldberg (as Trustees), incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 of Sappi Limited filed with the Securities and Exchange Commission on December 15, 2004.

6.1	Computation of Earnings per Share, incorporated by reference to note 10 of the notes to the Group annual financial statements included elsewhere in this Annual Report.
7.1

An explanation of other ratios used in this Annual Report, incorporated by reference to Exhibit 7.1 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 30, 2002.

8.1	List of significant subsidiaries, incorporated by reference to “Item 4—Information on the Company-Organisational Structure” included elsewhere in this Annual Report.
11.1

Sappi Limited-Corporate Compliance Policies-Ethics Code Guidelines for Senior Officers, incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 19, 2003.

12.1	Certification of Jonathan Leslie, Chief Executive Officer of Sappi Limited pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Donald Wilson, Executive Director-Finance of Sappi Limited pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1

Certification of Jonathan Leslie, Chief Executive Officer of Sappi Limited and Donald Wilson, Executive Director-Finance of Sappi Limited pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

SAPPI LIMITED
Date: December 20, 2005	BY:	/s/ DONALD WILSON
Name: Donald Wilson
Title: Executive Director—Finance

SAPPI

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Sappi Limited:

We have audited the accompanying consolidated balance sheets of Sappi Limited and its subsidiaries as at September 2005 and 2004, and the related consolidated income statements, cash flow statements and statements of changes in shareholders’ equity for each of the three years in the period ended September 2005. Our audits also included the financial statement schedules listed in the Index on page F-1. These financial statements and financial statement schedules are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Sappi Limited and its subsidiaries at September 2005 and 2004 and the results of their operations and cash flows for each of the three years in the period ended September 2005 in conformity with South African Statements of Generally Accepted Accounting Practice. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, in fiscal 2005 the company changed its method of accounting for Secondary Tax on Companies to conform to AC 501:  “Accounting for Secondary Tax on Companies (STC)” and, retroactively, restated the fiscal 2004 and 2003 consolidated financial statements for the change.

South African statements of generally accepted accounting practise vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 42 to the consolidated financial statements. As discussed in note 42, the accompanying 2004 and 2003 Summary of differences between South African and United States Generally Accepted Accounting Principles has been restated.

Deloitte & Touche

Registered Accountants & Auditors

Chartered Accountants

Johannesburg, South Africa

December 20, 2005

SAPPI
GROUP INCOME STATEMENT
for the years ended September 2005

	note	2005	2004	2003
		US$ million
Sales		5,018	4,728	4,299
Cost of sales	4	4,514	4,133	3,684
Gross profit		504	595	615
Selling, general and administrative expenses	5	382	371	318
		122	224	297
Other expenses	6	259	36	25
Operating (loss) profit	7	(137)	188	272
Net finance costs	8	87	110	111
Gross interest and other finance costs		146	133	150
Interest received		(36)	(27)	(30)
Interest capitalised		(1)	(2)	(2)
Net foreign exchange gains		(5)	(5)	(1)
Net fair value (gain) loss on financial instruments		(17)	11	(6)
(Loss) profit before taxation		(224)	78	161
Taxation (benefit) charge	9	(11)	(17)	18
Net (loss) profit for the year		(213)	95	143
Weighted average number of ordinary shares in issue (millions)		225.8	226.3	229.1
Basic (loss) earnings per share (US cents)	10	(94)	42	62
Diluted (loss) earnings per share (US cents)	10	(94)	42	62
Dividends per share (US cents)—declared after year-end	11	30	30	29

SAPPI
GROUP BALANCE SHEET
at September 2005

	note	2005	2004
		US$ million
Assets
Non-current assets		4,332	4,564
Property, plant and equipment	12	3,333	3,670
Plantations	13	604	548
Deferred tax assets	14	72	84
Goodwill and intangible assets	15	7	9
Other non-current assets	16	243	166
Other financial assets	37	73	87
Current assets		1,376	1,580
Inventories	17	711	765
Trade and other receivables	18	293	323
Other financial assets	37	5	7
Prepaid income taxes		—	1
Cash and cash equivalents		367	484
Total assets		5,708	6,144
Equity and liabilities
Shareholders’ equity		1,881	2,157
Ordinary share capital and share premium	19	867	871
Non-distributable reserves	20	263	367
Hedging reserves		14	(1)
Retained earnings		737	920
Non-current liabilities		2,342	2,463
Interest-bearing borrowings	21	1,600	1,693
Deferred tax liabilities	14	411	453
Other non-current liabilities	22	331	314
Non-current provisions	23	—	3
Current liabilities		1,485	1,524
Interest-bearing borrowings	21	270	364
Overdraft		159	11
Trade and other payables		916	986
Taxation payable		120	137
Provisions	23	20	26
Total equity and liabilities		5,708	6,144

SAPPI
GROUP CASH FLOW STATEMENT
for the years ended September 2005

	note	2005	2004	2003
		US$ million
Cash retained from operating activities		271	345	421
Cash generated from operations	24	554	601	645
•Increase in working capital	25	(60)	(50)	(79)
Cash generated from operating activities		494	551	566
•Finance costs paid	26	(147)	(136)	(143)
•Interest income		35	27	30
•Taxation (paid) received	27	(43)	(31)	33
Cash available from operating activities		339	411	486
•Dividends paid		(68)	(66)	(65)
Cash utilised in investing activities		(379)	(356)	(310)
Investment to maintain operations		(268)	(244)	(178)
•Replacement of non-current assets	28	(183)	(219)	(165)
•Proceeds on disposal of non-current assets	29	5	2	8
•Increase in investments and loans		(90)	(27)	(21)
Investment to expand operations		(111)	(112)	(132)
•Additions of non-current assets		(111)	(112)	(132)
Cash effects of financing activities		(7)	(121)	147
Proceeds from interest-bearing borrowings		1,383	490	1,542
Repayment of interest-bearing borrowings		(1,518)	(433)	(1,351)
(Decrease) increase in other non-current liabilities		(13)	(3)	5
Redemption of minority interests		—	—	(7)
Share buybacks		(15)	(13)	(55)
Increase (decrease) in bank overdrafts		156	(162)	13
Net movement in cash and cash equivalents		(115)	(132)	258
Cash and cash equivalents at beginning of year		484	584	253
Translation effects		(2)	32	73
Cash and cash equivalents at end of year	30	367	484	584

This Cash Flow Statement complies with IAS 7.

SAPPI
GROUP STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
for the years ended September 2005

				Ordinary share
	Number of	Ordinary		capital and	Non-
	ordinary	share	Share	share	distributable	Hedging	Retained
	shares	capital	premium	premium	reserves	reserves	earnings	Total
		US$ million
Balance—September 2002—As reported	230.2	22	550	572	230	12	783	1,597
Change in accounting policy (Refer to note 3)	—	—	—	—	(15)	—	40	25
Balance—September 2002	230.2	22	550	572	215	12	823	1,622
Net movements not recognised through the income statement	(3.3)	10	211	221	82	(15)	(5)	283
Transfer from distributable reserves	—	—	—	—	4	—	(4)	—
Foreign currency translation reserve	—	10	258	268	78	(1)	—	345
Gain on revaluation of hedging instruments	—	—	—	—	—	5	—	5
Deferred tax arising on gain on revaluation of hedging instruments	—	—	—	—	—	(5)	—	(5)
Loss on revaluation of hedging instruments	—	—	—	—	—	(20)	—	(20)
Deferred tax arising on loss on revaluation of hedging instruments	—	—	—	—	—	6	—	6
Share buybacks less transfers to Sappi Limited Share Incentive Trust	(3.3)	—	(47)	(47)	—	—	(1)	(48)
Net profit for the year	—	—	—	—	—	—	143	143
Dividends—US$0.26 per share*	—	—	—	—	—	—	(65)	(65)
Balance—September 2003	226.9	32	761	793	297	(3)	896	1,983
Net movements not recognised through the income statement	—	3	75	78	70	2	(5)	145
Transfer from distributable reserves	—	—	—	—	5	—	(5)	—
Foreign currency translation reserve	—	3	84	87	65	1	—	153
Loss on revaluation of hedging instruments	—	—	—	—	—	(2)	—	(2)
Deferred tax arising on gain on revaluation of hedging instruments	—	—	—	—	—	3	—	3
Share buybacks less transfers to Sappi Limited Share Incentive Trust	—	—	(9)	(9)	—	—	—	(9)
Net profit for the year	—	—	—	—	—	—	95	95
Dividends—US$0.28 per share*	—	—	—	—	—	—	(66)	(66)
Balance—September 2004	226.9	35	836	871	367	(1)	920	2,157
Net movements not recognised through the income statement	(1.0)	—	(4)	(4)	(104)	15	98	5
Transfer to/from distributable reserves	—	—	—	—	(98)	—	98	—
Foreign currency translation reserve	—	—	10	10	(6)	(1)	—	3
Gain on revaluation of hedging instruments	—	—	—	—	—	23	—	23
Deferred tax arising on gain on revaluation of hedging instruments	—	—	—	—	—	(7)	—	(7)
Share buybacks less transfers to Sappi Limited Share Incentive Trust	(1.0)	—	(14)	(14)	—	—	—	(14)
Net profit for the year	—	—	—	—	—	—	(213)	(213)
Dividends—US$0.29 per share*	—	—	—	—	—	—	(68)	(68)
Balance—September 2005	225.9	35	832	867	263	14	737	1,881
Note reference:				19	20

*           Dividends relate to the previous financial year’s earnings but were declared subsequent to year-end.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS
for the year ended September 2005

1.   BUSINESS

Sappi Limited, a corporation organised under the laws of the Republic of South Africa (the “company” and, together with its consolidated subsidiaries, “Sappi” or the “group”), was formed in 1936 and is a major, vertically integrated international pulp and paper producer. Sappi is the world’s largest producer of coated fine paper and chemical cellulose (dissolving pulp). The group has manufacturing facilities in nine countries, on four continents, and customers in over 100 countries across the globe.

The group is composed of its Sappi Fine Paper and Sappi Forest Products business units. Sappi Fine Paper has manufacturing and marketing facilities in North America, Europe, South Africa and Asia and produces mainly high quality branded coated fine paper. It also manufactures uncoated graphic and business paper, coated and uncoated speciality paper, and casting release paper used in the manufacture of artificial leather and textured polyurethane applications. Sappi Forest Products, based in South Africa, produces commodity paper products, pulp, chemical cellulose (dissolving pulp) and forest and timber products for southern Africa and export markets. The group operates a trading network called Sappi Trading for the international marketing and distribution of chemical cellulose and market pulp throughout the world and of the group’s other products in areas outside our core operating regions of North America, Europe and southern Africa.

2.   ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in conformity with South African Statements of Generally Accepted Accounting Practice (SA GAAP). (Refer to note 42 for a summary of the material differences between SA GAAP and United States Generally Accepted Accounting Principles.) The principal accounting policies of the group have been applied consistently with the previous year, except for the change for the adoption of AC501 change set out in note 3. The financial statements are prepared on the historical cost basis, except for plantations and certain financial instruments which are recorded at fair value.

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

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

2.   ACCOUNTING POLICIES (Continued)

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

In order to assess if there is any impairment, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the carrying amount exceeds the recoverable amount (being the greater of the discounted expected future cash flows and the net selling price of the asset) of the asset, we will recognise an impairment loss for the difference. Considerable management judgement is necessary to estimate discounted future cash flows, including judgements and estimates as to future product pricing, raw material costs, volumes of product sold, appropriate pre-tax discount rates (weighted average cost of capital), changes in the planned use of machinery or equipment or closing of facilities. Where independent information is available this is used. Actual circumstances or outcomes could vary significantly from such estimates, including as a result of changes in the economic and business environment. These variances could result in changes in useful lives or impairment. These changes can have either a positive or negative impact on our estimates of impairment and can result in additional charges.

Goodwill impairment tests are performed annually to compare the fair value of each of our reporting units (cash generating units) to its carrying amount. Goodwill impairment testing is conducted at reporting unit levels of our business and is based on a cash flow-based valuation model to determine the fair value of the reporting unit. The assumptions used in estimating future cash flows were based upon our business forecasts and incorporated external information from industry sources, where applicable. Actual outcomes could vary significantly from our business forecasts. Changes in certain of these estimates could have a material effect on the estimated fair value of the reporting unit. In addition to the judgements described in the preceding paragraph that are necessary in estimating future cash flows, significant judgements in estimating discounted cash flows also include the selection of the pre-tax discount rate (weighted average cost of capital) and the terminal value (net present value at end of period where there is a willing buyer and seller) multiple used in our valuation model. The discount rate used in our valuation model considered a targeted debt and equity mix, a market risk premium, and other factors consistent with valuation methodologies. The terminal value multiple used in our valuation model considered the valuations for comparable companies.

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

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

2.   ACCOUNTING POLICIES (Continued)

The group then assesses the likelihood that the deferred tax assets will be recovered from future taxable income, and, to the extent recovery is not likely, a valuation allowance is established. In recognising deferred tax assets the company considers profit forecasts including the effect of exchange rate fluctuations on sales and external market conditions. Where it is probable that a position may be successfully challenged, based on reported challenges by revenue authorities of similar positions taken by other taxpayers, as well as items already raised by revenue authorities during audits, but for which resolution has not yet been reached, a valuation allowance or tax provision is raised for the tax on the probable adjustment. Management’s judgement is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. Deferred tax assets have been recognised where management believes there are sufficient taxable temporary differences or convincing other evidence that sufficient taxable profits will be available to realise deferred tax assets. Although the deferred tax assets for which valuation allowances have not been recognised are considered realisable, actual amounts could be reduced if future taxable income is not achieved. This can materially affect our reported net income and financial position.

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

In relation to cash flow hedges, which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders’ equity and the ineffective portion is recognised in income. The gains or losses, which are recognised directly in shareholders’ equity, are transferred to income in the same period in which the hedged transaction affects income. The designation of a derivative instrument as a cash flow hedge in this manner can also materially affect our reported net income. The net gain, after taxation, on revaluation of hedging instruments deferred in equity was US$16 million (fiscal 2004 US$1 million net gain and fiscal 2003 US$14 million net loss).

External market data is applied in measuring the hedge effectiveness of the financial instrument. Hedge ineffectiveness is recognised immediately against income.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

2.   ACCOUNTING POLICIES (Continued)

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

Assumptions and estimates are used in the recording of plantation volumes, cost per ton, and depletion. Changes in the assumptions or estimates used in these calculations may effect the group’s results, in particular, plantation and depletion costs.

A major assumption and estimation is the growth estimation. The inputs to our growth model are complex and involve estimations, all of which are regularly updated. Growth models derived from measured data from permanent sample plots are used for growth estimation. The long-term sample plot network is representative of the species and sites on which we grow trees. Periodic adjustments are made to existing models for new genetic material.

Depletions include the fair value of timber felled, which is determined on the average method, plus amounts written off standing timber to cover loss or damage caused by, for example, fire, disease, hazardous weather conditions and stunted growth. Depletions are accounted for on a cost per ton allocation method. Tons are calculated using the projected growth to rotation age and extrapolated to current age on a straight-line basis.

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

Assumptions and estimates are used in the valuation of plantations. Changes in the assumptions or estimates used in these valuations may affect the group’s results, in particular growth estimation and discount rates.

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

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

2.   ACCOUNTING POLICIES (Continued)

For further information see note 13.

Post-employment benefits.   The group accounts for its pension benefits and its other post-employment benefits using actuarial models. These models use an attribution approach that generally spreads individual events over the service lives of the employees in the plan. Examples of “events” are changes in actuarial assumptions such as discount rate, expected long-term rate of return on plan assets (net of fund adminstration costs), and rate of compensation increases. The principle underlying the required attribution approach is that employees render service over their service lives on a relatively consistent basis and, therefore, the income statement effects of pension benefits or post-employment healthcare benefits are earned in, and should be expensed in the same pattern.

Numerous estimates and assumptions are required, in the actuarial models, to determine the proper amount of pension and other post-employment liabilities to record in the group’s consolidated financial statements and set the expense for the next fiscal year. These include discount rate, return on assets , salary increases, health care cost trends, longevity and service lives of employees. Although there is authoritative guidance on how to select these assumptions, our management and its actuaries exercise some degree of judgement when selecting these assumptions. Selecting different assumptions, as well as actual versus expected results, would change the net periodic benefit cost and funded status of the benefit plans recognised in the financial statements.

The impact on the future financial results of the group in relation to post-employment benefits is dependent on economic conditions, employee demographics and investment performance.

A 1% increase in discount rates would decrease the pension liability by approximately US$193 million and the related pension cost by approximately US$14 million per annum.

A 1% increase in the health care cost trend rates would increase the accumulated other post-employment benefit obligation by US$12 million and the aggregate of the service and interest cost components of net periodic other post-employment benefit cost by US$1 million after tax per annum.

For further information see notes 34 and 35.

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

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

2.   ACCOUNTING POLICIES (Continued)

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

Provisions for dismantling of property, plant and equipment are only recognised when a legal or constructive obligation arises.

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

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

2.   ACCOUNTING POLICIES (Continued)

At the date of acquisition, the assets and liabilities of the subsidiary are measured at their fair values. Goodwill is recognised when the cost of acquisition exceeds the fair value of the identified net assets. Negative goodwill is recognised in profit and loss if the cost of acquisition is less than the fair value of the net identified assets.

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

Dividends

Dividends declared and accrued are included in the statement of changes in equity in the period in which they are declared. Taxation costs incurred on dividends are recognised in the period in which the dividend is declared.

Employee benefits

Post-employment benefits—pensions

The group provides retirement benefits for its employees.

The group’s contributions to defined contribution plans in respect of service during a particular period are recognised as an expense in that period.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

2.   ACCOUNTING POLICIES (Continued)

The projected unit credit method is used in determining the present value of the defined benefit obligation and related current service cost. The current service cost in respect of defined benefit plans is recognised as an expense in the current period. Experience adjustments and the effects of changes in actuarial assumptions in respect of existing employees in defined benefit plans are recognised as an expense or income over the expected remaining working lives of those employees where the cumulative amount exceeds 10% of the greater of the fair value of the plan assets and the present value of the defined benefit obligation. Gains or losses on the curtailment or settlement of a defined benefit plan are recognised in the income statement when the group is demonstrably committed to the curtailment or settlement. Past service costs are recognised immediately to the extent that the benefits are already vested, and otherwise are amortised on a straight-line basis over the vesting period of those benefits. The effects of plan amendments in respect of retired employees in defined benefit plans are measured at the present value of the effect of the amendments and are recognised as an expense or income. The amount recognised in the balance sheet represents the present value of the defined benefit obligation adjusted for unrecognised actuarial gains and losses and unrecognised past service costs, reduced by the fair value of the plan assets. Any resulting asset is limited to unrecognised actuarial losses and past service costs, plus the present value of available refunds and reductions in future contributions to the plan. To the extent that there is an uncertainty as to the recoverability of the asset, no asset is recorded.

Post-employment benefits—medical

The projected unit credit method is used in determining the present value of post-employment medical benefits. The estimated cost of retiree health care and life insurance benefit plans is accrued during the participants’ actual service periods up to the dates they become eligible for full benefits. Experience adjustments, the effects of changes in actuarial assumptions and plan amendments in respect of existing employees are treated in a similar manner as described in the preceding paragraph.

Workmen’s compensation insurance

Sappi Fine Paper North America has a combination of self-insured and insured workers’ compensation programs. The self-insurance claim liability for workers’ compensation is based on claims reported and actuarial estimates of adverse developments and claims incurred but not reported.

Equity compensation benefits

The group grants share options and conditional employment awards to certain employees under an employee share plans. Costs incurred in administering the scheme are expensed as incurred. No compensation cost is recognised in these primary financial statements for options or shares granted to employees from employee share plans.

Environmental expenditures and liabilities

Environmental expenditures that pertain to current operations or relate to future revenues are expensed or capitalised consistent with the company’s capitalisation policy. Expenditures that result from the remediation of an existing condition caused by past operations, and do not contribute to current or future revenues, are expensed. Environmental accruals are recorded based on current interpretation of

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

2.   ACCOUNTING POLICIES (Continued)

environmental laws and regulations when it is probable that a liability has been incurred and the amount of such liability can be reliably estimated. Amounts accrued do not include third-party recoveries. Liabilities are recognised for remedial activities when the clean-up is probable and the cost can be reliably estimated. All available information is considered including the results of remedial investigation/feasibility studies (“RI/FS”). In evaluating any disposal site environmental exposure, an assessment is made of the company’s potential share of the remediation costs by reference to the known or estimated volume of the company’s waste that was sent to the site and the range of costs to treat similar waste at other sites if a RI/FS is not available.

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

Trade and other payables

Trade and other payables are stated at fair value.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisations.

Derivative instruments

Derivative instruments are measured at fair value.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

2.   ACCOUNTING POLICIES (Continued)

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

In relation to cash flow hedges and hedges of a net investment in a foreign entity which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders’ equity and the ineffective portion is recognised against income. For cash flow hedges and hedges of a net investment in a foreign entity, the gains or losses which are recognised in shareholders’ equity are transferred to income in the same period in which the hedged transaction affects income. Where the hedged transaction results in the recognition of an asset or a liability, then at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in shareholders’ equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

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

Fiscal year

The group’s financial years end on the Sunday closest to the last day of September.

These financial years ended on

02 October 2005 (“year ended September 2005”),

26 September 2004 (“year ended September 2004”), and

28 September 2003 (“year ended September 2003”).

Year ended September 2005 included 53 weeks (year ended September 2004 and September 2003 included 52 weeks)

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

2.   ACCOUNTING POLICIES (Continued)

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

The group used the following exchange rates for financial reporting purposes:

	Rate at
	Sep 05	Sep 04	Sep 03	Sep 02	Sep 01
ZAR to one US$	6.3656	6.4290	7.1288	10.5400	8.9386
GBP to one US$	0.5669	0.5550	0.6035	0.6427	0.6796
EUR to one US$	0.8313	0.8124	0.8715	1.0216	1.0909

	Average annual rate
	Sep 05	Sep 04	Sep 03	Sep 02	Sep 01
ZAR to one US$	6.2418	6.6824	8.3300	10.5393	7.9574
GBP to one US$	0.5435	0.5598	0.6243	0.6800	0.6945
EUR to one US$	0.7900	0.8229	0.9256	1.0884	1.1293

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the group’s interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less accumulated impairment losses . Goodwill is not amortised but tested for impairment annually or when there is an indication of impairment.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

2.   ACCOUNTING POLICIES (Continued)

Government grants

Government grants are recognised as income over the periods necessary to match them with the related costs which they are intended to compensate.

Government grants related to assets are recognised by deducting the grant from the carrying amount of the asset.

Impairment

The carrying amounts of the group’s assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset may be impaired, its recoverable amount is estimated. The recoverable amount is the higher of its net selling price and its value in use.

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

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years. An impairment recognised for goodwill is not reversed in a subsequent period.

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

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

2.   ACCOUNTING POLICIES (Continued)

Inventories

Inventories are valued at the lower of cost, determined on a first in first out (“FIFO”) basis for finished goods and weighted average basis for raw materials, work in progress, consumable stores and spares, and net realisable value. All damaged or substandard materials and obsolete, redundant or slow moving inventories are written down to their estimated net realisable values.

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

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. The share of the associates’ retained income is determined from their latest audited financial statements. The carrying amount of such investments is reduced to recognise any impairment in the value of individual investments. At the date of acquisition, the group’s share of the assets and liabilities of the associate is measured at their fair values. Goodwill is recognised when the cost of acquisition exceeds the fair value of the identified net assets. The goodwill is included in the carrying amount of the investment and is assessed for impairment as part of the investment. Negative goodwill is recognised in profit and loss if the cost of acquisition is less than the fair value of the net identified assets.

Where a group enterprise transacts with an associate of the group, unrealised profits and losses are eliminated to the extent of the group’s interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

Investment in joint ventures

A joint venture is a contractual arrangement whereby the group and other parties undertake an economic activity which is subject to joint control. The group’s interest in joint ventures is accounted for using the equity method. Where the group transacts with a jointly controlled entity, unrealised profits and losses are eliminated to the extent of the group’s interest in the joint venture.

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

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

2.   ACCOUNTING POLICIES (Continued)

Capitalised leased assets are depreciated on a straight-line basis over the lesser of the lease term and the effective useful life of the asset.

Finance costs are accrued and expensed, based on the effective rate of interest applied consistently to the remaining balance of the liability and are included in the related liabilities. These liabilities are reduced as and when payments are made in terms of the agreements.

Operating leases, mainly for the rental of premises and certain office equipment, are not capitalised and rentals are expensed on a straight-line basis over the lease term.

Offset

Financial assets or liabilities are offset and disclosed on a net basis in the balance sheet when legal right of set-off exists and there is either an intention and ability to settle on a net basis or to realise the asset and settle the liability at the same time.

Other income or expenses

The group’s policy is to show separately, as other income or expenses, certain items that are of such size, nature or incidence that their separate disclosure is relevant to explain the group’s performance.

Plantations

Plantations are stated at fair value. Fair value is determined using the present value method for immature timber and the standing value method for mature timber. All changes in fair value are recognised in income in the period in which they arise.

The fair value of immature timber (softwood less than eight years and hardwood less than five years) is the discounted value of the expected delivered market price for estimated timber volumes less cost of delivery and estimated maintenance costs up to when the timber becomes usable by our own mills. The discount rate used is the applicable pre-tax weigthed average cost of capital. The fair value of mature timber is based on the market price for estimated timber volumes less cost of delivery.

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

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

2.   ACCOUNTING POLICIES (Continued)

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

Revenue recognition

Revenue is the net sales value of all products sold to third parties after the deduction of rebates, including trade discounts and customer returns (which generally relate to damaged goods, incorrect product specifications and quality issues) but excluding turnover based taxes.

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

Shipping and handling costs, such as freight to our customers’ destinations, are included in cost of sales in the consolidated income statement. These costs, when included in the sales price charged for our products, are recognised in net sales.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

2.   ACCOUNTING POLICIES (Continued)

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

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

2.   ACCOUNTING POLICIES (Continued)

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

3.   CHANGE IN ACCOUNTING POLICY

During the year the group adopted the following new standard. Comparative figures have been restated accordingly.

AC 501—Accounting for “Secondary Tax on Companies (STC)”

STC is incurred by Sappi Limited at the flat rate of 12.5% in respect of the amount of dividends declared less all dividends which accrue to Sappi Limited (but subject to certain exclusions) during its relevant dividend cycle. An excess of dividends accruing to Sappi Limited over dividends paid may be carried forward to subsequent dividend cycles as a STC credit.

This standard now requires the recognition of a deferred tax asset for unused STC credits to the extent that they will be utilised in the future.

This has resulted in the recognition of a deferred tax asset for unused STC credits. When STC credits are utilised with declaration of dividends it will result in the recognition of a deferred tax charge for STC on the income statement. Refer to notes 9 and 14 for details on the deferred tax asset and deferred tax expense recognised for STC.

The effects of this change in accounting policy on shareholders’ equity and net profits are as follows:

	Increase (decrease)
	2005			2004			2003 and prior years
	Gross	Taxation	Net	Gross	Taxation	Net	Gross	Taxation	Net
	(US$ million)
Opening balance of Shareholders’ equity—As previously reported			2,119			1,945			1,597
Effect of change in accouting policy	—	38	38	—	38	38	—	25	25
Opening balance of Shareholders’ equity—As restated			2,157			1,983			1,622
Net profit—As previously reported				78	20	98	161	(18)	143
Effect of change in accouting policy	—	(8)	(8)	—	(3)	(3)		—	—
Net profit—As restated				78	17	95	161	(18)	143

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

4.   COST OF SALES

	2005	2004	2003
	(US$ million)
Raw materials, energy and other direct input costs	2,353	2,103	1,821
Employee costs	990	932	837
Depreciation	395	383	337
Delivery charges	451	427	363
Other overheads	325	288	326
	4,514	4,133	3,684
Included in cost of sales are the following items:
Fair value (gains) loss on plantations
Changes in volumes
Fellings	66	55	42
Growth	(58)	(54)	(46)
	8	1	(4)
Change in fair value	(60)	(71)	4
	(52)	(70)	—
The above fair value (gains) losses have been offset
by silviculture costs	45	39	30

5.   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	2005	2004	2003
	(US$ million)
Selling expenses	139	141	132
Administrative expenses	192	177	157
Depreciation charges	27	25	15
General expenses*	24	28	14
	382	371	318

*       Restructuring costs of US$32 milion incurred in the year ended September 2004 and a reversal of restructuring provision of $2 million released in the year ended September 2003 have been reclassified from selling, general and administrative expenses to other expenses in the income statement (Refer to note 6).

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

6.   OTHER EXPENSES

	2005	2004	2003
	(US$ million)
Loss (profit) on sale and write-off of property, plant and equipment	10	4	(1)
Restructuring costs (refer to notes 5 and 23)	22	32	(3)
Mill closure costs	—	—	(3)
Impairments of property, plant and equipment (refer to note 12)	233	—	32
Reversal of impairments of property, plant and equipment (refer to note 12)	(4)	—	—
Other (net)	(2)	—	—
	259	36	25
Attributable tax	(14)	(11)	(10)
	245	25	15

7.   OPERATING PROFIT

	2005	2004	2003
	(US$ million)
Operating profit is arrived at after
taking into account the items detailed below:
Leasing charges for premises	20	20	20
Leasing charges for plant and equipment	48	45	42
Remuneration paid other than to bona fide
employees of the company in respect of:	32	34	32
—technical services	12	14	13
—administration services	20	20	19
Auditors’ remuneration:	10	9	7
—audit and related services	5	6	4
—tax planning and tax advice	5	3	3
Government grants	(4)	—	—
Research and development costs	27	21	19
Amortisation	2	2	1

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

8.   NET FINANCE COSTS

	2005	2004	2003
	(US$ million)
Gross interest and other finance costs	146	133	150
—Interest on bank overdrafts	20	7	10
—Interest on redeemable bonds and other loans	117	107	115
—Interest on obligations under finance lease	9	19	25
Interest received	(36)	(27)	(30)
—Interest income on bank deposits	(18)	(13)	(19)
—Interest on loans and other financial instruments	(18)	(14)	(11)
Interest capitalised	(1)	(2)	(2)
Net foreign exchange gains	(5)	(5)	(1)
Net fair value (gain) loss on financial instruments	(17)	11	(6)
	87	110	111

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

9.   TAXATION (BENEFIT) CHARGE

	2005	2004	2003
	(US$ million)
Current taxation:
—Current year	21	31	25
—Prior year under (over) provision	19	11	(28)
—Other company taxes	5	6	21
Deferred taxation: (refer note 14)
—Current year *	(42)	(33)	(54)
—Prior year	(1)	(30)	54
—Attributable to a reduction in the taxation rate	(13)	(2)	—
	(11)	(17)	18

*Includes Secondary Tax on Companies (STC) **	8	3	—
Due to the utilisation of previously unrecognised taxation assets, the taxation expense for the year has been reduced by:	21	27	51
In addition to income tax expense charges to profit and loss, deferred tax charge of US$7 million (2004: US$8 million benefit) has been recognised directly in equity (Refer to note 14)

Reconciliation of the taxation rate:	%	%	%
South African statutory taxation rate	29.0	30.0	30.0
Foreign taxation rate differential in profit making jurisdictions	(22.6)	(11.1)	(11.7)
Average statutory taxation rate for profit making jurisdictions	6.4	18.9	18.3
Loss making jurisdictions	58.8	(42.8)	(7.1)
Non-deductible expenses / non-taxable income	(2.5)	(1.7)	3.4
Effect of reduction in taxation rates	6.1	(3.5)	—
Deferred taxation asset not recognised	(61.2)	59.0	9.6
Utilisation of previously unrecognised taxation assets	9.3	(34.6)	(31.7)
Secondary Tax on Companies (STC) **	(3.6)	3.8	—
Other taxes	(0.2)	3.5	2.4
Prior year under / over provision	(8.2)	(25.1)	16.1
Average effective taxation rate	4.9	(22.5)	11.0

**     Comparative information was restated to take into account the effects of AC 501 (Refer to note 3)

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

10.   EARNINGS PER SHARE

Earnings per share (EPS)

EPS is based on the group’s net (loss) profit divided by the weighted average number of shares in issue during the year under review.

	2005			2004			2003
	Net loss	Shares	Per share	Net profit	Shares	Per share	Net profit	Shares	Per share
	(US$ million)	(millions)	(US cents)	(US$ million)	(millions)	(US cents)	(US$ million)	(millions)	(US cents)
Basic EPS	(213)	225.8	(94)	95	226.3	42	143	229.1	62
Share options under Sappi Limited Share Incentive Trust	—	—		—	1.9		—	2.4
Diluted EPS	(213)	225.8	(94)	95	228.2	42	143	231.5	62

The diluted EPS calculations exclude the effect of certain share options granted under the Sappi share incentive scheme as they would be anti-dilutive.

Anti-dilutive elements are excluded from diluted EPS. 2.5 million (September 2004: 0.9 million; September 2003: 0.5 million) number of share options were not included in the weighted average number of shares as they would have been anti-dilutive for the periods presented.

11.   DIVIDENDS

	2005	2004	2003
	(US$ million)
Dividend number 81 paid on 10 January 2005: 30 US cents per share (2004: 29 US cents per share; 2003: 28 US cents per share), net of dividend attributable to treasury shares	68	66	65

On 10 November 2005, the directors declared a dividend (number 82) of 30 US cents per share (US$68 million) to be paid to shareholders on 9 January 2006. This dividend was declared after year-end and was not included as a liability in these financial statements.

In compliance with the requirements of STRATE, the JSE Limited’s electronic settlement system which is applicable to Sappi, the salient dates in respect of the dividend will be as follows:
Last day to trade to qualify for dividend	Thursday, 29 December 2005
Date on which shares commence trading ex-dividend	Friday, 30 December 2005
Record date	Friday, 06 January 2006
Payment date	Monday, 09 January 2006

There will not be any dematerialisation nor rematerialisation of Sappi Limited share certificates from 30 December 2005 to 06 January 2006, both days inclusive.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

12.   PROPERTY, PLANT AND EQUIPMENT

	2005	2004
	(US$ million)
Land and buildings
At cost	1,296	1,267
Depreciation	665	589
	631	678
Plant and equipment
At cost	6,000	5,902
Depreciation	3,570	3,217
	2,430	2,685
Capitalised leased assets
Plant and equipment at cost	803	815
Depreciation	531	508
	272	307
Aggregate cost	8,099	7,984
Aggregate depreciation	4,766	4,314
Aggregate book value	3,333	3,670

The movement on property, plant and equipment is reconciled as follows :

	Land and Buildings	Plant and Equipment	Capitalised leased assets	Total
	(US$million)
Net book value at September 2003	660	2,616	278	3,554
Additions	17	264	53	334
Interest capitalised	—	2	—	2
Disposals	(3)	(2)	—	(5)
Depreciation	(36)	(334)	(38)	(408)
Translation difference	40	139	14	193
Net book value at September 2004	678	2,685	307	3,670
Additions	33	308	4	345
Disposals	(2)	(13)	—	(15)
Depreciation	(37)	(346)	(39)	(422)
Impairment (refer note 6)	(37)	(196)	—	(233)
Reversal of impairment (refer note 6)	—	4	—	4
Translation difference	(4)	(12)	—	(16)
Net book value at September 2005	631	2,430	272	3,333

Details of land and buildings are available at the registered offices of the respective companies (refer note 31 for details of encumbrances).

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

12.   PROPERTY, PLANT AND EQUIPMENT (Continued)

Impairments

Usutu mill

The Usutu mill is an unbleached pulp mill and forms part of the Sappi Forest Products reporting segment. Due to continued losses an impairment review was conducted which led to the recognition of an impairment charge of US$50 million. Its value in use was established using a real pre-tax discount rate of 7.60%.

Muskegon mill

The Muskegon mill produces pulp, printing and writing paper and forms part of Sappi Fine Paper North America. Due to continued losses a decision was made to mothball the Pulp mill and close Paper Machine number 4 which led to the recognition of an impairment charge of US$180 million.

13.   PLANTATIONS

	2005	2004
	(US$ million)
Fair value of plantations at beginning of year	548	432
Gains arising from growth*	61	62
Fire, hazardous weather and other damages	(3)	(12)
Gains arising from fair value changes	60	71
Harvesting—agriculture produce (fellings)	(66)	(55)
Translation difference	4	50
Fair value of plantations at end of year	604	548

*       Includes transfers to inventory

Sappi manages the establishment, maintenance and harvesting of its plantations on a compartmentalised basis. These comprise pulpwood and sawlogs and are managed in such a way so as to ensure that the optimum fibre balance is supplied to its paper and pulping operations in southern Africa.

Sappi manages approximately 541,000 (2004: 542,000) hectares of plantations, of which 395,000 (2004: 391,000) hectares are forested, on which stand approximately 38,885,000 (2004: 39,421,000) tons of timber. Sappi owns approximately 373,000 (2004: 383,000) hectares and manages the majority of the remainder.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

14.   DEFERRED TAXATION

	2005		2004
	Assets	Liabilities	Assets	Liabilities
	(US$ million)
Deferred Tax Liabilities
Current:
Other liabilities, accruals and prepayments	(34)	23	(66)	38
Inventory	1	(3)	(3)	(3)
Current deferred taxation (liability) asset	(33)	20	(69)	35
Non-current:
USA alternative minimum taxation credit carry forward	12	—	—	15
Unutilised Secondary Tax on Companies (STC) credits*	31	—	38	—
Taxation loss carry forward	506	18	254	183
Accrued and other liabilities	81	(26)	7	44
Property, plant and equipment	(173)	(258)	(42)	(464)
Plantations	(14)	(162)	(13)	(154)
Other—assets	31	—	7	28
Other—liabilities	(147)	(3)	(8)	(140)
Non-current deferred taxation asset (liability)*	327	(431)	243	(488)
Sub total	294	(411)	174	(453)
Deferred taxation assets not recognised	(222)	—	(90)	—
Total deferred taxation asset (liability)*	72	(411)	84	(453)

*       Comparative information was restated to take into account the effects of AC 501 (Refer to note 3)

Negative asset and liability positions

These balances reflect the impact of taxation assets and liabilities arising in different taxation jurisdictions, which cannot be netted against taxation assets and liabilities arising in other taxation jurisdictions.

Deferred taxation assets recognised on the balance sheet

The recognised deferred taxation assets relate mostly to unused taxation losses. It is expected that there will be sufficient taxable profits in the future against which these losses can be recovered.

Unrecognised deferred taxation assets

The unrecognised deferred taxation assets relate to the following:

	2005	2004
	(US$ million)
Deductible temporary differences	—	8
Taxation losses	222	82
	222	90

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

14.   DEFERRED TAXATION (Continued)

The unrecognised taxation losses are split as follows by country of origin:

	2005	2004
	(US$ million)
Belgium	16	16
United Kingdom	50	51
United States of America	119	—
South Africa and Swaziland	36	15
Austria	1	—
	222	82

The unrecognised taxation losses for the United States of America expire in 2021. The remaining unrecognised losses shown above do not have an expiry date as at September 2005.

The following table shows the movement in the unrecognised deferred taxation assets for the year

	2005	2004
	(US$ million)
Balance at beginning of year	(90)	(70)
Unrecognised deferred taxation assets originating during the current year	(116)	(14)
Rate adjustments	1	—
Transfer from current tax	(19)	—
Movement in foreign exchange rates	2	(6)
Balance at end of year	(222)	(90)

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

14.   DEFERRED TAXATION (Continued)

Reconciliation of deferred taxation

	2005	2004
	(US$ million)
Deferred taxation balances at beginning of year
Deferred tax assets	84	79
Deferred tax liabilities	(453)	(487)
	(369)	(408)
Deferred taxation release for the year (refer to note 9)	43	63
Current:
Other liabilities, accruals and prepayments	18	6
Inventory	—	5
Non-current:
USA alternative minimum taxation credit carry forward	(3)	—
Utilisation of Secondary Tax on Companies (STC) credits*	(8)	(3)
Taxation loss carry forward	97	100
Accrued and other liabilities	3	(10)
Property, plant and equipment	68	1
Plantations	(13)	(23)
Other—assets	(4)	(17)
Other—liabilities	1	(29)
Deferred taxation assets not recognised	(116)	33
Amounts recorded directly against equity	(7)	8
Transfer from current tax	(19)	—
Rate adjustment	13	2
Translation differences	—	(34)
Deferred taxation balances at end of year	(339)	(369)
Deferred tax assets	72	84
Deferred tax liabilities	(411)	(453)

*       Comparative information was restated to take into account the effects of AC 501 (Refer to note 3)

15.   GOODWILL AND INTANGIBLE ASSETS

	2005	2004
	(US$ million)
Patents	3	5
Goodwill	4	4
	7	9
Patents are recorded net of accumulated amortisation of	18	16

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

16.   OTHER NON-CURRENT ASSETS

	2005	2004
	(US$ million)
Loans to the Sappi Limited Share Incentive Trust participants	12	14
Unlisted and other investments (including equity accounted investments)(1)(2) and other loans(3)	145	78
Post-employment benefits—pension asset (refer note 34)	86	74
	243	166

The only significant associate and joint venture are described as set out below:

(1)      In 1998, Sappi’s interests in timberlands located in Maine and certain equipment and machinery were sold to a third party timber company, Plum Creek, in exchange for cash of US$3 million and three promissory notes receivable in the aggregate amount of US$171 million. A special purpose entity, in which we indirectly hold 90% of the equity, acquired the notes receivable from the company in exchange for a note of US$156 million and an equity contribution. The special purpose entity repaid us the note of US$156 million, which it funded through the issue of notes payable to a consortium of institutional investors, pledging the Plum Creek notes as collateral. The qualifying special purpose entity is bankruptcy remote and serves to protect the investors in the notes from any credit risk relating to Sappi Limited by isolating cash flows from the Plum Creek notes receivable. The structure was set up to raise funding using the promissory notes as collateral in a manner that would not result in either debt or the Plum Creek notes being reflected on our balance sheet. This would not be the case if we monetised the promissory notes through an issuance of secured notes directly or by an entity that was required to be consolidated in our financial statements under the applicable accounting principles.

Interest is collected quarterly on the Plum Creek notes and paid semi-annually to the entity’s noteholders. The entity earns annual profits on the interest spread between the notes receivable and notes payable. There are three tranches of notes receivable and notes payable with term dates of February 2007, 2009 and 2011. We have not guaranteed the obligations of the entity and the holders of the notes payable issued by the entity have no recourse to us.

The entity is not consolidated in our financial statements because we have taken the position that it is controlled by an unrelated investor which has sufficient equity capital at risk to support such a position. The entity has a put option available through 4 May 2006, that may require us to purchase all, but not less than all of the entity’s interests at fair market value to be calculated in accordance with the agreement. Our investment of US$19 million (September 2004: US$20 million) in the entity is included in our financial statements on an equity-accounted basis. This is the maximum amount of our exposure to any possible loss and we have no funding commitments for the entity.

(2)      During the year Sappi acquired 34% of Jiangxi Chenming Paper Company Limited (“Jiangxi Chenming”) in a joint venture arrangement. Jiangxi Chenming is established in the People’s Republic of China and is principally engaged in the manufacturing and sales of paper and paper products.

The joint venture agreement was concluded during the construction phase of the paper mill. Construction is now complete and the mill was commissioned in August 2005. The mill is now in the production and quality optimisation stage and is progressing with the filling of order books.

(3)      Unlisted investments and other loans are stated at cost which approximates directors’ valuation.

Details of investments are available at the registered offices of the respective companies.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

17.   INVENTORIES

	2005	2004
	(US$ million)
Raw materials	150	124
Work in progress	58	68
Finished goods	346	374
Consumable stores and spares	157	199
	711	765

Included in the above are raw materials of US$11 million (September 2004: US$15 million), work in progress of US$17 million (September 2004: US$18 million), finished goods of US$94 million (September 2004: US$98 million) and consumable stores of US$85 million (September 2004: US$28 million) which have been written down to net realisable value. An amount of US$2 million (September 2004: US$2 million) in respect of the finished goods inventory write-down for the prior year was reversed in the current year.

18.   TRADE AND OTHER RECEIVABLES

	2005	2004
	(US$ million)
Trade accounts receivable, gross	206	254
Allowance for doubtful debts	(17)	(37)
Trade accounts receivable, net	189	217
Prepayments and other receivables	104	106
	293	323

Prepayments and other receivables primarily represent prepaid insurance, prepaid rent and other sundry receivables.

Below is a discussion of Trade Receivables Securitisation programme:

To improve our cash flows in a cost-effective manner, we sell between 86% and 99% of our eligible trade receivables on a non-recourse basis to special purpose entities (“SPEs”) that are owned and controlled by third party financial institutions. These SPEs are funded in the commercial paper market. For the purpose of liquidity requirements under the State Street Bank securitisation facility, banks with a short-term (Standard & Poor’s) S&P rating of at least A1 and a short-term Moody’s rating of at least P-1 (and equivalent rating from any other rating agency, if any) provide a standby liquidity facility. In the event that such a bank is downgraded, a replacement bank with a rating of A1 needs to be appointed to ensure continuity of the securitisation programme. On some programmes, the downgraded bank can be required to deposit the unused portion of its commitment to avoid replacement. These SPEs are not limited to transactions with us but securitise assets on behalf of their sponsors for a diverse range of unrelated parties. We have a servicing agreement with the entities acquiring our receivables, acting as agent for the collection of cash and administration of the trade receivables sold.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

18.   TRADE AND OTHER RECEIVABLES (Continued)

With Rand Merchant Bank, virtually all receivables are securitised, however we retain 15% of the credit risk on the receivables on a proportionate basis, after all recoveries, including insurance recoveries. With State Street Bank we retain some of the economic risk in the receivables we transfer to these entities via first tier loss provisions, which limits our loss exposure on the receivables to a predetermined amount. To this extent, the receivables remain on our balance sheet. As at September 2005 this amounted to US$59 million (September 2004: US$53 million). We have no obligation to repurchase any receivables which may default and do not guarantee the recoverability of any amounts over and above the first tier loss provisions mentioned above. The total amount of trade receivables sold at the end of September 2005 amounted to US$465 million (September 2004: US$470 million). Details of these securitisation programmes at the end of fiscal 2005 and 2004 are disclosed in the tables below.

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

An allowance for doubtful debts has been recorded for any trade receivables which may be uncollectable.

Details of these securitisation facilities at September are set out below:

Bank	Currency	Value	Facility	Discount charges
2005
Rand Merchant Bank	ZAR	ZAR822 million	ZAR822 million	Linked to 3 month Jibar
State Street Bank	EUR	EUR164 million	EUR240 million	Linked to 1 month EURIBOR
State Street Bank	US$	US$139million	US$175million	Linked to 1 month US$LIBOR
2004
ABN-Amro	US$	US$186 million	US$227 million	Linked to 1 month US$LIBOR
Creditanstalt	EUR	EUR108 million	EUR140 million	Linked to 3 month EURIBOR
State Street Bank	EUR	EUR68 million	EUR100 million	Linked to 1 month EURIBOR
State Street Bank	US$	US$68million	US$100 million	Linked to 1 month US$LIBOR

(Refer to note 37 for further details on credit risk.)

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

19.   ORDINARY SHARE CAPITAL AND SHARE PREMIUM

	2005	2004
	(US$ million)
Authorised share capital:
325,000,000 (September 2004: 325,000,000) shares of ZAR1 each
Issued share capital:
239,071,892 (September 2004: 239,071,892) shares of ZAR1 each	35	35
Share premium	832	836
	867	871

Included in the issued ordinary shares above are 13,201,014 (September 2004: 12,580,506) shares held as treasury shares by group entities, including the Sappi Limited Share Incentive Trust (the “Trust”). These may be utilised to meet the requirements of the Trust.

	Number of shares
	2005	2004
The movement in the number of treasury shares is set out in the table below:
Treasury shares at beginning of year (including Trust shares)	12,580,506	12,228,791
Share buy-backs	1,250,000	966,317
Treasury shares issued to participants of the Trust	(629,492)	(614,602)
Treasury shares at end of year	13,201,014	12,580,506

Under the authority granted at the annual general meeting of the company’s shareholders held on 07 March 2005, the company’s directors were authorised to issue the balance of unissued shares to such person or persons on such terms and conditions as they may determine. The authority expires at the next annual general meeting, unless renewed thereat.

Sappi has a general authority to purchase its shares up to a maximum of 10% of the issued ordinary share capital in any one financial year. This is in terms of the annual general meeting of shareholders on 07 March 2005. The general authority is subject to the Listings Requirements of the JSE Limited and the Companies Act No 61 of 1973 of South Africa, as amended.

Included in the 85,928,108 unissued shares and in the 239,071,892 issued shares are a total of 19,000,000 shares which may be used to meet the requirements of the Sappi Limited Share Incentive Trust (“the Trust”) and/or The Sappi Limited Performance Share Incentive Plan (“the Plan”).  In terms of the rules of the Trust and the Plan the maximum number of shares which may be acquired in aggregate by the Trust and/or the Plan and allocated to participants of the Trust and/or the Plan from time to time is 19,000,000 shares.  Sappi is obliged to reserve and keep available at all times out of its authorised but unissued share capital such number of shares (together with any Treasury shares held by Sappi subsidiaries which may be used for the purposes of the Trust and/or the Plan) as shall then be required in terms of the Trust and/or the Plan. Authority to use treasury shares for the purposes of the Trust and/or the Plan was granted by shareholders at the annual general meeting held on 07 March 2005.

Since March 1994, 6,957,150 (September 2004: 6,386,210) shares have been allocated to the Trust participants and paid for and 9,762,152 (September 2004: 9,006,757) shares have been allocated to the

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

19.   ORDINARY SHARE CAPITAL AND SHARE PREMIUM (Continued)

Trust participants and not yet paid for. In terms of the Plan, 258,000 shares have been allocated and remain unpaid for to the Plan participants.

Shares allocated and accepted more than ten years ago are added back to the number of shares that the Trust and/or the Plan may acquire.

The net after tax loss on sale of treasury shares to participants written off against share premium for September 2005 was US$2 million (September 2004: US$2 million).

20.   NON-DISTRIBUTABLE RESERVES

	2005	2004
	(US$ million)
Reduction in capital arising from the transfer of share premium under a special resolution dated 14 April 1975	1	1
Capitalisation of distributable reserves	12	41
Legal reserves in subsidiaries	62	79
Foreign currency translation reserve	188	246
	263	367

The amounts recorded as “Capitalisation of distributable reserves” and “Legal reserves in subsidiaries” represent equity of the company that is not available for distribution as a result of appropriations of equity by subsidiaries and legal requirements, respectively.

21.   INTEREST-BEARING BORROWINGS

	2005	2004
	(US$ million)
Secured borrowings
—Mortgage and pledge over certain assets (refer note 31 for details of encumbered assets)	137	182
—Capitalised lease liabilities (refer note 31 for details of encumbered assets)	75	110
Total secured borrowings	212	292
Unsecured borrowings	1,658	1,765
Total borrowings (refer note 37)	1,870	2,057
Less: Current portion included in current liabilities	270	364
	1,600	1,693

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

21.   INTEREST-BEARING BORROWINGS (Continued)

The repayment profile of the interest-bearing borrowings is as follows:

	2005	2004
	(US$ million)
Payable in the year ended September:
2005	—	364
2006	270	174
2007	141	56
2008	65	59
2009	11	34
2010 (September 2004: Thereafter)	67	1,370
Thereafter	1,316	—
	1,870	2,057

Capitalised lease liabilities

Capital (finance) leases are primarily for plant and equipment. Lease terms generally range from 5 to 10 years with options to make early settlements or renew at varying terms. At the time of entering into capital lease agreements, the commitments are recorded at their present value using applicable interest rates. As of September 2005, the aggregate amounts of minimum lease payments and the related imputed interest under capitalised lease contracts payable in each of the next five financial years and thereafter are as follows:

	2005			2004
			Present value of	Present value of
	Minimum Lease		minimum lease	minimum lease
	Payments	Interest	payments	payments
	(US$ million)
Payable in the year ended September:
2005	—	—	—	36
2006	36	(7)	29	29
2007	13	(4)	9	9
2008	14	(4)	10	10
2009	4	(3)	1	1
2010 (September 2004: Thereafter)	5	(3)	2	25
Thereafter	33	(9)	24	—
Total future minimum lease payments	105	(30)	75	110

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

21.   INTEREST-BEARING BORROWINGS (Continued)

Set out below are details of the more significant non-current interest-bearing borrowings in the group at September 2005.

	Currency	Interest rate	Principal amount outstanding	Balance sheet value	Security	Expiry	Financial covenants
Redeemable bonds
Public bond	US$	Variable(7)	US$500 million	US$465 million(2, 3, 6)	Unsecured	June 2012	No financial covenants
Public bond	US$	Variable(7)	US$250 million	US$232 million(2, 3, 6)	Unsecured	June 2032	No financial covenants
Town of Skowhegan	US$	Variable(7)	US$35 million	US$35 million(6)	Land and Buildings	October 2015	No financial covenants
Town of Skowhegan	US$	Variable(7)	US$28 million	US$27 million(6)	Land and Buildings	November 2013	No financial covenants
Michigan Strategic Fund and City of Westbrook	US$	Variable(7)	US$44 million	US$43 million(6)	Land and Buildings	January 2022	No financial covenants
Capitalised leases
First National Bank	ZAR	Fixed	ZAR132 million	ZAR132 million(1)	Plant & Equipment	September 2006	No financial covenants
Standard Bank	ZAR	Fixed	ZAR147 million	ZAR147 million(1)	Plant & Equipment	September 2008	No financial covenants
Rand Merchant Bank	ZAR	Fixed	ZAR174 million	ZAR174 million(1)	Buildings	September 2015	No financial covenants
Unsecured bank term loans
Consortium of banks with agent Investec Bank	US	$Variable	US$19 million	US$19 million(1)		May 2006	Net finance cost cover and debt to total capitalisation ratio(4)
Österreichische Kontrollbank	EUR	Fixed	EUR105 million	EUR105 million(1, 8)		December 2007	Net finance cost cover ratio and debt to total capitalisation ratio(5)

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

21.   INTEREST-BEARING BORROWINGS (Continued)

	Currency	Interest rate	Principal amount outstanding	Balance sheet value	Security	Expiry	Financial covenants
Österreichische Kontrollbank	EUR	Variable	EUR58 million	EUR58 million(1, 8)		December 2005	Net finance cost cover ratio and debt to total capitalisation ratio(5)
Österreichische Kontrollbank	EUR	Fixed	EUR400 million	EUR397 million(6, 8)		December 2010	Net finance cost cover ratio and debt to total capitalisation ratio(5)
Österreichische Kontrollbank	USD	Fixed	US$16 million	US$16 million(6, 8)		March 2007	No financial covenants
Österreichische Kontrollbank	USD	Fixed	US$38 million	US$38 million(6, 8)		June 2010	No financial covenants
Commercial Paper	ZAR	Variable	ZAR196 million	ZAR196 million(9)		November 2005	No financial covenants
Commercial Paper	ZAR	Variable	ZAR94 million	ZAR94 million(9)		December 2005	No financial covenants
ABSA	ZAR	Variable	ZAR200 million	ZAR200 million(1)		October 2006	No financial covenants
Standard Bank	ZAR	Variable	ZAR200 million	ZAR200 million(1)		October 2006	No financial covenants
Decillion	ZAR	Fixed	ZAR142 million	ZAR142 million(1)		March 2010	No financial covenants
Calyon	ZAR	Variable	ZAR187 million	ZAR187 million(1)		October 2009	Net finance cost cover and debt to total capitalisation ratio(4)

(1)      The value outstanding equals the total facility available.

(2)      In terms of the agreement, limitations exist on liens, sale and leaseback transactions and mergers and consolidation. Sappi Limited must maintain a majority holding in Sappi Papier Holding GmbH Group.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

21.   INTEREST-BEARING BORROWINGS (Continued)

(3)      Sappi Papier Holding GmbH, Sappi Limited or Sappi International SA may at any time redeem the June 2012 and 2032 public bonds (the “Securities”) in whole or in part at a redemption price equal to the greater of (i) 100% of the principal amount of the Securities to be redeemed and (ii) a make-whole amount based upon the present values of remaining payments at a rate based upon yields of specified US treasury securities plus 25 basis points, with respect to the 2012 Securities, and 30 basis points, with respect to the 2032 Securities, together with, in each case, accrued interest on the principal amount of the securities to be redeemed to the date of redemption.

(4)      The financial covenant relates to the subsidiary company which borrowed the funds.

(5)      The financial covenant relate to the Sappi Limited Group.

(6)      The principal value of the loans / bonds corresponds to the amount of the facility, however, the outstanding amount has been adjusted by the discounts paid upfront and the fair value adjustments relating to hedge accounting.

(7)      Fixed rates have been swapped into variable rates. These swaps are subject to hedge accounting in order to reduce as far as possible the fair value exposure. Changes in fair value of the underlying debt which are attributable to changes in credit spread have been excluded from the hedging relationship.

(8)      A limitation exists on the disposal of assets. Dividend payments are limited to 40% of cumulative profits. Sappi Limited must maintain a majority in Sappi Papier Holding GmbH Group.

(9)      The facility of this unsecured loan is ZAR1 billion.

Sappi Limited’s borrowings are raised through four group entities, namely, Sappi Papier Holding GmbH, Sappi International SA, Sappi Trading Pulp AG and Sappi Manufacturing (Pty) Limited.

Other restrictions

As is the norm for bank loan debts, a portion of Sappi Limited’s financial indebtedness is subject to cross default provisions. Breaches in bank covenants in certain subsidiaries, if not corrected in time, might result in a default in group debt, and, in this case, a portion of Sappi Limited consolidated liabilities might eventually become payable on demand.

At September 2005 and 2004, none of the bank covenants restrictions had been breached.

Sappi Ltd and Sappi Manufacturing must abide by certain financial covenants. The proportionate share of restricted net assets in the consolidated subsidiaries as at September 2005 is US$895 million (2004: US$1,989million).

Financial instruments and other loans

The group also has financial instruments and other loans with various banks, expiry dates and security, in various currencies at fixed and variable interest rates for amounts totalling US$75 million.

Unused credit facilities

Set out below is a synopsis of the unused credit facilities by geographic region at September 2005.  These facilities are at various banks in various currencies with various expiry dates. These available facilities are all unsecured.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

21.   INTEREST-BEARING BORROWINGS (Continued)

Committed facilities

	Currency	Interest rate	2005	2004
			(US$ million)
Commercial Paper*	ZAR	Variable	31	31
Syndicated loan**	EUR	Variable	722	692
			753	723

*       Commercial paper program sponsered by Investec for a committed liquidity facility of ZAR200 million for each further issue. The remainder of the unutilised portion of the total ZAR1 billion facility has been included under uncommitted facilities disclosed below.

**     Syndicated loan with a consortium of banks with BNP Paribas as agent (2004 Citibank as agent) with a total revolving facility available of EUR600 million, which are subject to net finance cost cover and debt to total capitalisation ratio financial covenants which relate to the Sappi Limited Group.

Uncommitted facilities

Geographic region	Currency	Interest rate	2005	2004
			(US$ million)
Southern Africa	ZAR	Variable	319	252
Europe	EUR	Variable	72	200
	USD	Variable	85	95
Asia	USD	Variable	—	5
			476	552

22.   OTHER NON-CURRENT LIABILITIES

	2005	2004
	(US$ million)
Post-employment benefits—pension obligations (refer note 34)	139	142
Post-employment benefits other than pension obligations (refer note 35)	129	106
Long-term employee benefits	8	8
Workmen’s compensation	1	3
Fair value of derivative instruments	3	17
Long service awards	15	14
Land restoration obligation	16	6
Deferred income	11	12
Other	9	6
	331	314

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

23.   PROVISIONS

Summary of provisions:

	2005	2004
	(US$ million)
Restructuring provisions	15	10
Purchase accounting provisions	—	1
Other provisions
Balance at beginning of year	18	16
Increase in provisions	—	2
Released during the year	(7)	(1)
Transfer to accruals	(4)	—
Translation effect	(2)	1
Balance at end of year	5	18
	20	29
Analysed as
Non-current liabilities (restructuring provisions)	—	3
Current liabilities	20	26
	20	29

Other provisions primarily represent provisions for environmental costs of US$1 million (September 2004: US$5 million) and other sundry provisions of US$4 million (September 2004: US$13 million).

	Severance,
	retrenchment &	Lease cancel &	Other	Total
	related costs	penalty cost	restructuring	restructuring
	(US$ million)
Restructuring provisions
Balance at September 2003	2	—	9	11
Increase in provisions	20	3	3	26
Utilised	(17)	(2)	(6)	(25)
Released during the year	(1)	—	(2)	(3)
Translation effect	—	—	1	1
Balance at September 2004	4	1	5	10
Increase in provisions	14	2	—	16
Utilised	(5)	(2)	—	(7)
Released during the year	(1)	—	—	(1)
Transfer to other non-current liabilities	1	—	(4)	(3)
Balance at September 2005	13	1	1	15

	2005	2004
	(US$ million)
Analysed as
Non-current liabilities	—	3
Current liabilities	15	7
Total restructuring provisions	15	10

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

23.   PROVISIONS (Continued)

September 2005 Restructuring Plans

Sappi Fine Paper North America

Muskegon Mill:   In July 2005, Sappi Fine Paper North America announced the shutdown of one its coated paper machines and closure and mothball of the pulp mill. This restructuring plan was expected to affect 362 Muskegon mill employees of which 160 people have been affected by this plan by year end. A provision of US$15 million was made for severance and other related exit and mothball activities of which US$3 million was utilised during the year. As a result, the balance remaining in respect of the severance and related exit and closure provisions amounted to US$12 million at September 2005.

Westbrook Mill:   During the financial year ended September 2003, Sappi Fine Paper North America announced the shutdown of one of its coated paper machines at Westbrook Mill. Whilst the plan impacted 145 people during fiscal year 2004, the remaining severance and other exit costs at September 2004 amounted to approximately US$1 million. During fiscal year 2005, the remaining balance for severance and other costs was fully utilised.

Regional head office:   In conjunction with the announced closure of a paper machine and the pulp mill at Muskegon Mill in July 2005, Sappi Fine Paper North America announced the restructuring of certain regional head office activities. This plan was expected to impact 41 employees of which 10 had been impacted by the end of the year. A provision of US$1 million was made for severance related costs and remains outstanding at September 2005.

In conjunction with the announced closure of coated assets at the Westbrook Mill during the fiscal year ended September 2004, Sappi Fine Paper North America announced the restructuring of certain regional head office activities. The total number of people expected to be impacted by this plan was reduced from 85 to 73, of which 71 had been impacted by the end of September 2005. Sappi Fine Paper North America utilised and reversed approximately US$1 million provisions no longer required as a result of a change in the number of employees for severance and related costs. As at September 2005, the balance remaining on this provision amounted to US$1 million.

Sappi Fine Paper Europe

Netherlands:   The plan introduced during the previous year for the reduction in fixed costs in the Netherlands continued in the current year. This plan was introduced to merge certain departments that could benefit from shared services. The total number of people expected to be affected by this plan has been reduced to 26. By September 2005 24 people had already been affected. A provision of US$2 million was initially made of which US$1 million has been utilised for severance payments. At September 2005, the balance remaining on this provision amounted to US$1 million. The estimated completion date for the plan is December 2008.

Belgium:   Belgium had two restructuring plans in place from previous years: the retirement of employees according to a collective labour agreement and a plan to reduce fixed costs. The balance remaining on the provision of these plans US$3 million has been reclassified to long-term employee benefit provisions. This reclassification relates to amounts on supplementary employee benefits until normal retirement age.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

23.   PROVISIONS (Continued)

September 2004 Restructuring Plans

Sappi Fine Paper North America

Westbrook Mill:   In November 2003, Sappi Fine Paper North America announced the shutdown of one of its coated paper machines at Westbrook Mill. This restructuring plan was expected to affect 145 people. As at September 2004, all 145 employees had been affected by this plan. The severance, retrenchment and related costs provision was increased by US$7 million and the lease cancellation and penalty cost provision was increased by US$1 million during the year. An amount of US$6 million relating to the severance, retrenchment and related costs was utilised and US$1 million was utilised to provide for lease cancellation and penalty costs during the year. As a result, the balance remaining in respect of the severance and related costs provision amounted to US$1 million as at September 2004.

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

Cloquet Mill:   During the financial year ended September 2002, Sappi Fine Paper North America acquired the coated fine paper business from Potlatch Corporation. The restructuring plan affecting the Cloquet mill was expected to affect 8 people at the beginning of the year but this was revised to 5 people during the year. All 5 people had been affected by September 2004. An amount of US$1 million was utilised during the year to provide for severance, retrenchment and other related costs. This provision was fully utilised during the year bringing the balance remaining on this provision to nil.

Sappi Fine Paper Europe

Austria:   The Gratkorn Mill restructuring plan was completed during June 2004 in the current year. The remaining balance of US$1 million was released during the year.

Netherlands:   The plan introduced during the previous year for the reduction in fixed costs in the Netherlands continued in the current year. The total number of employees affected by this plan was changed from 25 to 33 people and 30 people were affected by this plan during the current year. The provision was increased by US$1 million as a result of the additional 8 employees added to the plan. An amount of US$1 million of the provision was released because some employees were no longer eligible for benefits under the plan and partly because of changes in government directives relating to these types of redundancy payments. The estimated completion date has subsequently been revised from July 2004 to September 2008.

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

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

23.   PROVISIONS (Continued)

The balance remaining on these provisions at year-end amounted to US$4 million.

Belgium:   The restructuring plans in place from last year were continued in the current year. The expected completion dates for the plans are 2014 and 2009 respectively. The provision was increased as a result of changes in estimates. The total number of people anticipated to be affected by the plan was 105 people of which 72 have been affected by year-end.

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

United Kingdom—Wolvercote:   The closure and termination of a lease agreement over the premises in Wolvercote was finalised during the current year. During the year US$1 million was released . The remaining balance of US$4 million was utilised during the year.

Fine Paper London Office closure

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

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

24.   CASH GENERATED FROM OPERATIONS

	2005	2004	2003
	(US$ million)
Profit before taxation per income statement	(224)	78	161
Adjustment for:
—Depreciation	422	408	352
—Fellings	66	55	42
—Amortisation	2	2	1
—Net finance costs	87	110	111
—Other asset impairments and machine and mill closure costs	232	—	32
—Fair value adjustment gains and growth on plantations	(118)	(125)	(42)
—Other non-cash items	87	73	(12)
	554	601	645

25.   INCREASE IN WORKING CAPITAL

	2005	2004	2003
	(US$ million)
Decrease (increase) in inventories	3	(27)	(93)
Decrease (increase) in receivables	35	(38)	(12)
(Decrease) increase in payables	(98)	15	26
	(60)	(50)	(79)

26.   FINANCE COST PAID

	2005	2004	2003
	(US$ million)
Gross interest and other finance costs	(146)	(133)	(150)
Net foreign exchange gains	5	5	1
Net gain (loss) on marking to market of financial instruments	17	(11)	6
Non-cash movements included in items above	(23)	3	—
	(147)	(136)	(143)

27.   TAXATION (PAID) RECEIVED

	2005	2004	2003
	(US$ million)
Amounts unpaid at beginning of year	(136)	(111)	(41)
Translation effects	(1)	(9)	(22)
Amounts charged to the income statement	(45)	(48)	(18)
Reversal of non-cash movements	19	1	3
Amounts unpaid at end of year	120	136	111
Cash amounts (paid) received	(43)	(31)	33

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

28.   REPLACEMENT OF NON-CURRENT ASSETS

	2005	2004	2003
	(US$ million)
Property, plant and equipment	(183)	(219)	(164)
Plantations	—	—	(1)
	(183)	(219)	(165)

29.   PROCEEDS ON DISPOSAL OF NON-CURRENT ASSETS

	2005	2004	2003
	(US$ million)
Book value of property, plant and equipment disposed of	15	5	7
(Loss) profit on disposal	(10)	(3)	1
	5	2	8

30.   CASH AND CASH EQUIVALENTS

	2005	2004	2003
	(US$ million)
Cash and deposits on call	361	482	580
Money market instruments	6	2	4
	367	484	584

Cash and cash equivalents include restricted cash of US$83 million (September 2004: US$88 million)

31.   ENCUMBERED ASSETS

Suspensive sale agreements are instalment sale agreements which the group has entered into in respect of certain property, plant and equipment and the assets purchased are encumbered as security for the outstanding liability until such time as the liability is discharged.

In addition, the group uses a substantial portion of the plant and machinery at its Cloquet Mill in terms of a capitalised lease. The group has the right to acquire full ownership of these assets at the end of the lease term at the fair market value. Early termination of the lease may occur under three different scenarios; namely, under Scenario A payment would be made by Sappi as a result of the following events: voluntary early termination, termination due to default and total loss of plant and equipment without substitution; under Scenario B payment would be made by Sappi as a result of changes in statute rendering the agreement illegal or unenforceable; and under Scenario C the lease naturally expires or early termination is triggered by the lessor. As at September 2005 the termination value of this lease is approximately US$11 million (September 2004: US$13 million).

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

31.   ENCUMBERED ASSETS (Continued)

The book values of assets which are mortgaged, hypothecated or subject to a pledge as security for borrowings, subject to third-party ownership in terms of capitalised leases or suspensive sale agreements are as follows:

	2005	2004
	(US$ million)
Land and buildings	164	166
Plant and equipment	387	583
	551	749

(Refer to note 12 for details on property, plant and equipment)

32.   COMMITMENTS

	2005	2004
	(US$ million)
Capital commitments
Contracted but not provided	115	76
Approved but not contracted	198	198
	313	274

The capital expenditure will be financed by funds generated by the business, existing cash resources and borrowing facilities available to the group.

Revenue commitments

Future minimum obligations under operating leases:

	2005	2004
	(US$ million)
Payable in the year ended September:
2005	—	56
2006	50	48
2007	40	41
2008	33	34
2009	25	21
2010 (September 2004: Thereafter)	22	71
Thereafter	55	—
	225	271

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

32.   COMMITMENTS (Continued)

Future minimum obligations under operating leases include the following two significant arrangements:

Sale and Lease Back of the Somerset Paper Machine:   In 1997 we sold one of our paper machines at our Somerset Mill for US$150 million and entered into a leaseback arrangement. This transaction diversified our sources of funding and provides a longer-term horizon to our repayment profile. This qualifies as an operating lease under the applicable accounting principles. The lease term expires after 15 years, and we have an option to either return the paper machine; renew the lease for at least 2 years, but for no longer than 80% of its remaining useful life; or repurchase it at its fair market value at the end of the lease term. An option exists to repurchase the paper machine at an earlier date of 29 January 2008 for the original purchase price multiplied by a factor of 50.10%. To exercise the option, we must provide notice of between 180 and 360 days prior to the early buy-out date. There is no right of refusal associated with the early buy-out option. The future minimum obligations under this lease are included in the amounts presented above.

Westbrook Cogeneration Agreement:   In 1982 a cogeneration facility was installed adjacent to our Westbrook Mill at a cost of US$86 million, to supply steam and electricity to the mill on a take-or-pay basis. We have taken the position that this is an operating lease. An unrelated investor owns the facility. The agreement expires in 2008 and we have an option to purchase the facility at the end of the basic term or any renewal term, at its fair market value at that time. We also have a right of first refusal to buy the facility should the owner elect to sell it. The future minimum obligations under this arrangement are included in the amounts presented above.

33.   CONTINGENT LIABILITIES

	2005	2004
	(US$ million)
Guarantees and suretyships	86	68
Other contingent liabilities	11	15

Included under guarantees are bills of exchange where Sappi has guaranteed third party funding of payments to Sappi for certain German accounts receivable.

Other contingent liabilities mainly relate to taxation queries to which certain group companies are subject. The reduction in other contingent liabilities reflects management’s revised estimate of reasonably possible losses which could arise from taxation queries to which certain group companies are subject. These could give rise to additional taxation costs. Management does not currently expect further material costs to arise.

The group is involved in various lawsuits and administrative proceedings. The relief sought in such lawsuits and proceedings includes injunctions, damages and penalties. Although the final results in these suits and proceedings cannot be predicted with certainty, it is the present opinion of management, after consulting with legal counsel, that they are not expected to have a material effect on the group’s consolidated financial position, results of operations or cash flows.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

34.   POST-EMPLOYMENT BENEFITS—PENSIONS

Defined contribution plans

The group operates a number of defined contribution retirement benefit plans covering all qualifying employees. The assets of the schemes are held separately from those of the group in funds under the control of trustees.

The total cost charged to income of US$16 million (September 2004: US$13 million; September 2003: US$11 million) represents contributions payable to these schemes by the group based on the rates specified in the rules of these schemes. As at September 2005 and September 2004 no contributions were due in respect of the current reporting period that had not yet been paid over to the schemes.

Defined benefit plans

The group operates a number of defined benefit pension schemes covering full-time permanent employees. Such plans have been established in accordance with applicable legal requirements, customs and existing circumstances in each country. Benefits are generally based upon compensation and years of service. With the exception of our German and Austrian operations, the assets of these schemes are held in separate trustee administered funds which are subject to varying statutory requirements in the particular countries concerned. In terms of these requirements, periodic actuarial valuations of these funds are performed by independent actuaries. Sappi Papier Holding GmbH holds bonds, which are restricted, to the value of US$12 million to cover the pension obligations of Sappi Austria. The German and Austrian plans are wholly unfunded. As at September 2005, the present value of the defined benefit obligation of the German plan was US$66 million (September 2004: US$59 million) and the Austrian plan was US$64 million (September 2004: US$57 million).

Actuarial valuations of the European and North American funds are performed annually. An actuarial review is performed annually for the South African and United Kingdom funds, with an actuarial valuation being performed on a tri-annual basis.

Group companies have no other significant post-employment benefit liabilities except for the health care benefits provided to persons in the United States and in South Africa (refer note 35).

The following table, based on 02 October 2005 valuations estimates, summarises the funded status and amounts recognised in the group’s financial statements for defined benefit plans for the group’s operations.

The United Kingdom, Europe and North American pension obligations were measured at the end of September as well as the North American and United Kingdom plan assets. The South African pension obligation and plan assets of South Africa and Europe were measured at the end of August and projected to September. There were no material changes or other changes in circumstances up to balance sheet date.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

34.   POST-EMPLOYMENT BENEFITS—PENSIONS (Continued)

	2005				2004
	Assets exceed accumulated benefits	Accumulated benefits exceed assets			Accumulated benefits exceed assets
	Southern Africa	United Kingdom	Europe	North America	Southern Africa	United Kingdom	Europe	North America
	(US$ million)
Change in benefit obligation
Benefit obligations at beginning of year	269	178	559	414	237	166	490	381
Current service cost	14	2	13	11	14	2	13	11
Past service cost	1	—	—	—	1	—	(11)	4
Interest cost	25	10	26	23	24	9	25	22
Plan participants’ contribution	—	1	—	—	—	1	1	—
Actuarial loss (gain)	15	43	69	13	1	(9)	29	11
Loss on curtailment and settlement	—	—	—	1	—	—	—	3
Acquisitions	—	—	1	—	—	—	—	—
Benefits paid	(26)	(7)	(27)	(20)	(33)	(6)	(24)	(18)
Translation difference	3	(5)	(17)	—	25	15	36	—
Benefit obligation at end of year	301	222	624	442	269	178	559	414
Accumulated benefit obligation at the end of year	302	221	565	417	281	178	522	372
Change in plan assets
Fair value of assets at beginning of year	254	150	422	255	221	127	356	237
Expected return on plan assets	27	8	23	22	22	7	20	20
Actuarial gain on plan assets	31	18	23	12	10	4	6	7
Employer contribution	13	4	27	22	6	5	33	10
Additional Employer contribution	—	1	—	—	—	—	—	—
Plan participants’ contribution	5	1	—	—	4	1	1	—
Benefits paid	(26)	(7)	(27)	(20)	(33)	(6)	(19)	(18)
Loss on curtailment and settlement	—	—	—	(2)	—	—	—	(1)
Translation difference	2	(5)	(11)	—	24	12	25	—
Fair value of assets at end of year	306	170	457	289	254	150	422	255
Funded status
Funded (unfunded) status	5	(52)	(167)	(153)	(15)	(28)	(137)	(159)
Unrecognised net actuarial (gain) loss(1)	(12)	67	126	98	35	45	88	105
Unrecognised past service cost(1)	—	—	(4)	3	—	—	(7)	5
Asset not recognised	—	—	—	—	(25)	—	—	—
Unrecognised transitional liability	1	—	—	—	2	—	—	—
Net (accrued) prepaid post-retirement cost	(6)	15	(45)	(52)	(3)	17	(56)	(49)
Net pension obligation				(88)				(91)

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

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

34.   POST-EMPLOYMENT BENEFITS—PENSIONS (Continued)

Refer to note 42 “Summary of differences between South African and United States Generally Accepted Accounting Principles” for further discussion on the pension obligations.

2005				2004				2003
Southern Africa	United Kingdom	Europe	North America	Southern Africa	United Kingdom	Europe	North America	Southern Africa	United Kingdom	Europe	North America
(US$ million)

Net periodic pension cost
Current service cost	9	2	13	11	10	2	13	11	8	2	11	10
Past service cost	1	—	—	—	1	—	(4)	1	(3)	(3)	—	—
Fund administration costs	1	—	—	—	—	—	—	—	—	1	—	—
Interest cost	25	10	26	23	24	9	25	22	22	8	23	21
Expected return on plan assets	(28)	(8)	(23)	(22)	(22)	(7)	(20)	(20)	(26)	(7)	(20)	(18)
Amortisation of past service cost	—	—	(4)	3	1	—	—	1	1	—	—	1
Amortisation of transitional liability	1	—	—	—	—	—	—	—	—	—	—	—
Recognised net actuarial loss (gain)	—	2	4	5	1	4	(1)	4	1	3	1	5
Loss on curtailment and settlement	—	—	—	5	—	—	—	6	—	—	—	—
The effect in the limit in asset recognition	6	—	—	—	(8)	—	—	—	—	—	—	—
Net pension cost charged to cost of sales and selling, general and administrative expenses	15	6	16	25	7	8	13	25	3	4	15	19

The actual return on plan assets was US$164 million (September 2004: US$96 million).

Movement in the net post-employment benefit obligation recognised in the balance sheet are as follows:

	2005				2004
	Southern Africa	United Kingdom	Europe	North America	Southern Africa	United Kingdom	Europe	North America
	(US$ million)
Net obligation at the beginning of year	3	(17)	56	49	2	(18)	73	34
Net pension cost	15	6	16	25	7	8	13	25
Contributions	(13)	(4)	(27)	(22)	(6)	(5)	(33)	(10)
Translation difference	1	—	—	—	—	(2)	3	—
Pension obligation at the end of year	6	(15)	45	52	3	(17)	56	49

	2005				2004
	Southern Africa	United Kingdom	Europe	North America	Southern Africa	United Kingdom	Europe	North America
Actuarial assumptions at balance sheet date:
Discount rate (%)	8.10	5.00	3.68	5.50	9.00	5.50	4.63	5.65
Compensation increase (%)	5.49	4.00	2.99	3.50	6.00	4.00	3.14	3.75
Expected long-term return on assets (%)	9.71	5.75	5.19	8.25	10.18	5.50	5.20	8.50

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

34.   POST-EMPLOYMENT BENEFITS—PENSIONS (Continued)

	2005				2004
	Southern Africa	United Kingdom	Europe	North America	Southern Africa	United Kingdom	Europe	North America
Actuarial assumptions used to determine pension expense:
Discount rate (%)	9.00	5.50	4.63	5.65	9.50	5.25	4.97	5.85
Compensation increase (%)	6.00	4.00	3.14	3.75	7.00	4.00	3.10	4.00
Expected long-term return on assets (%)	10.18	5.50	5.20	8.50	10.00	6.00	5.50	8.50

	2005	2004
	(US$ million)
Reconciliation to balance sheet
Prepaid pension costs (refer note 16)	(86)	(74)
Pension obligations (refer note 22)	139	142
Pension obligations (included in other payables)	35	23
Net pension obligation included in the balance sheet	88	91

In determining the expected long-term return assumption on plan assets, Sappi considers the relative weighting of plan assets to various asset classes, the historical performance of total plan assets and individual asset classes and economic and other indicators of future performance. Peer data and historical returns are reviewed to check for reasonableness and appropriateness. In addition, Sappi may consult with and consider the opinions of financial and other professionals in developing appropriate return benchmarks.

Plan fiduciaries set investment policies and strategies for the local trusts. Long-term strategic investment objectives include preserving the funded status of the trust and balancing risk and return while keeping in mind the regulatory environment in each region. The plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and rebalancing assets periodically. Target vs. actual weighted average allocations (by region) below:

	2005				2004
	Southern Africa	United Kingdom	Europe	North America	Southern Africa	United Kingdom	Europe	North America
Target asset allocation by region
Equity (%)	40-55	35.0	20.0	56.3	40-55	35.0	15.0	58.5
Debt Securities (%)	15-30	60.0	75.0	26.3	15-30	59.0	80.0	26.5
Real Estate (%)	0.0	5.0	0.0	0.0	0.0	6.0	0.0	0.0
Other (%)	5-20	0.0	5.0	17.4	5-20	0.0	5.0	15.0

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

34.   POST-EMPLOYMENT BENEFITS—PENSIONS (Continued)

	2005				2004
	Southern Africa	United Kingdom	Europe	North America	Southern Africa	United Kingdom	Europe	North America
Actual asset allocation by region
Equity (%)	52.2	35.0	19.0	59.2	57.7	41.0	14.5	58.8
Fixed Income (%)	16.1	59.0	76.0	25.2	25.3	50.0	80.9	26.8
Real Estate (%)	0.0	6.0	0.0	0.0	0.0	7.0	0.0	0.0
Other (%)	31.7	0.0	5.0	15.6	17.0	2.0	4.6	14.4

The expected company contributions for 2006 are US$79 million.

Expected benefit payments for pension benefits are as follows:

	Southern Africa	United Kingdom	Europe	North America
	(US$ million)
Payable in the year ending September:
2006	11	7	25	20
2007	12	7	25	21
2008	12	7	27	21
2009	12	7	28	22
2010	13	7	30	23
Years 2011 - 2015	69	42	164	127

35.   POST-EMPLOYMENT BENEFITS OTHER THAN PENSIONS

The group sponsors defined benefit post-employment plans that provide certain health care and life insurance benefits to eligible retired employees of the North American and South African operations. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of service.

Actuarial valuations of all the plans are performed annually.

The North American post-employment obligation was measured at the end of September 2005. The South African post-employment obligation was measured at the end of June 2005; no material movements occurred between this date and September in the assumptions used to determine the liability.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

35.   POST-EMPLOYMENT BENEFITS OTHER THAN PENSIONS (Continued)

The following schedule provides the plans’ funded status and obligations for the group.

	2005		2004
	South Africa	North America	South Africa	North America
	(US$ million)
Change in benefit obligation
Benefit obligation at beginning of year	61	111	53	102
Current service cost	1	3	1	3
Past service cost	—	—	—	(1)
Interest cost	6	6	5	6
Actuarial loss (gain)	4	(5)	—	4
Loss on curtailment and settlements	—	1	—	4
Benefits paid	(4)	(7)	(3)	(7)
Translation difference	1	—	5	—
Benefit obligation at end of year	69	109	61	111
Funded status
Unfunded status	(69)	(109)	(61)	(111)
Unrecognised net actuarial loss(1)	13	33	10	40
Unrecognised past service cost	—	(4)	—	(5)
Net accrued post-retirement cost	(56)	(80)	(51)	(76)
Net-post employment benefit obligation		(136)		(127)

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

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

35.   POST-EMPLOYMENT BENEFITS OTHER THAN PENSIONS (Continued)

	2005		2004		2003
	South Africa	North America	South Africa	North America	South Africa	United States
	(US$ million)
Net periodic post employment benefit cost
Current service cost	1	3	1	3	1	3
Past service cost	—	—	—	—	—	(10)
Interest cost	6	6	5	6	5	6
Amortisation of past service cost	—	(1)	—	(1)	—	—
Recognised net actuarial loss	—	2	—	2	—	1
Loss on curtailments & settlements	—	1	—	6	—	—
Net pension cost charged to cost of sales and selling, general and administrative expenses	7	11	6	16	6	—
Movement in the net post-employment benefit obligation recognised in the balance sheet are as follows:
Net obligation at the beginning of year	51	76	43	67
Net pension cost	7	11	6	16
Contributions	(4)	(7)	(3)	(7)
Translation difference	2	—	5	—
Pension obligation at the end of year	56	80	51	76

	2005		2004
	South Africa	North America	South Africa	North America
Actuarial assumptions at balance sheet date:
Discount rate (%)	8.10	5.50	9.00	5.65
Health care cost trend rates (%)	5.60	10.00	6.50	10.00
which gradually reduce to an ultimate rate of (%)	5.60	5.00	6.50	5.00
over a period of (years) (%)	—	5	—	5

	2005		2004
	South Africa	United States	South Africa	United States
Actuarial assumptions used to determine net periodic benefit cost:
Discount rate (%)	9.00	5.65	9.50	5.85
Health care cost trend rates (%)	6.50	10.00	7.50	10.00

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

35.   POST-EMPLOYMENT BENEFITS OTHER THAN PENSIONS (Continued)

The health care cost trend rates assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-employment benefit obligation (APBO) as of September 2005 by US$12 million (September 2004: US$13 million) and the aggregate of the service and interest cost components of net periodic post-employment benefit cost for the year then ended by US$1 million (September 2004: US$2 million).

	2005	2004
	(US$ million)
Reconciliation to balance sheet
Post-employment benefits other than pension (refer note 22)	129	106
Post-employment benefits other than pension (included in other payables)	7	21
Net obligation included in the balance sheet	136	127

The expected employer contribution for 2006 is US$16 million.

(US$ million)
Expected benefit payments for pension benefits are as follows:
Payable in the year ending September:
2006	12
2007	12
2008	12
2009	13
2010	14
2011 to 2016	72
135

36.   EQUITY COMPENSATION BENEFITS

The Sappi Limited Share Incentive Trust and the Sappi Limited Performance Share Incentive Plan

At the annual general meeting of shareholders held on 7 March 2005, shareholders adopted the Sappi Limited Performance Share Incentive Plan (“Plan”) in addition to the Sappi Limited Share Incentive Trust (“Trust”) which had been adopted on 2 March 2000, and fixed the aggregate number of shares which may be acquired by all participants under the Plan together with the Trust at 19,000,000 shares, which constitute 7.9% of the issued share capital of Sappi Limited.

The Sappi Limited Share Incentive Trust

Under the rules of the Trust, participants may be offered the opportunity to acquire ordinary shares (“Trust shares”). This entails that Trust shares are sold by the Trust to participants on the basis that ownership thereof passes to the participant on conclusion of the contract but the purchase price is not payable immediately. Trust shares are registered in the name of the participants and will be pledged in favour of the Trust as security of payment for payment of debt. Subject to certain limitations, a participant’s outstanding share debt will bear interest at such rate as determined by the board of directors.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

36.   EQUITY COMPENSATION BENEFITS (Continued)

Dividends on Trust shares are paid to the Trust and will be applied in the payment of such interest. Trust shares may only be released to participants as described below.

Under the rules of the Trust, participants may be offered options to acquire ordinary shares (“Share Options”). This entails that employees are offered options to purchase or subscribe for shares. Each share option will confer to the holder the right to purchase or subscribe for one ordinary share. This is based on the terms and conditions of the Trust. Share options may only be released to participants as described below.

Under the rules of the Trust, participants may be granted options to enter into agreements with the company to acquire ordinary shares (“Allocation Shares”). These options need to be exercised by the employee within 12 months, failing which the option will automatically lapse. The exercise of the option must be accompanied by a deposit as determined by the board (if any). The participant will be entitled to take delivery of and pay for allocation shares which are subject to the rules as described below.

Certain managerial employees are eligible to participate in the Trust. The amount payable by a participant for Trust Shares, Share Options or Allocation Shares is the closing price at which shares are traded on the JSE Limited on the trading date immediately preceding the date upon which the board authorised the grant of the opportunity to acquire relevant Trust Shares, Share Options or Allocation Shares, as the case may be, to a participant. Pursuant to resolutions of the board of directors of Sappi (the “board”) passed in accordance with the rules of the Trust, Trust Shares may be released from the Trust to participants, Share Options may be exercised by participants and Allocation Shares may be delivered to participants as follows for allocations proir to November 2004:

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

(iv)  up to 80% of the total number of shares after four years have elapsed from the date of acceptance by the participant of the grant; and

(v)    the balance of the shares after five years have elapsed from the date of acceptance by the participant of the grant; and for allocations subsequent to November 2004 as follows:

(i)    25% of the total number of shares after one year has elapsed from the date of acceptance by the participant of the grant;

(ii)   up to 50% of the total number of shares after two years have elapsed from the date of acceptance by the participant of the grant;

(iii)  up to 75% of the total number of shares after three years have elapsed from the date of acceptance by the participant of the grant;

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

36.   EQUITY COMPENSATION BENEFITS (Continued)

(iv)  the balance of the shares after four years have elapsed from the date of acceptance by the participant of the grant; provided that the board may, at its discretion, anticipate or postpone such dates. Prior to the General Meeting held on 2 March 2000, the Trust provided that Share Options will lapse, among other reasons, if they remain unexercised after the tenth anniversary of the acceptance and that Trust Shares and Allocation Shares must be paid for in full by participants by no later than the tenth anniversary of the acceptance. However, the General Meeting approved an amendment to decrease the aforesaid ten-year period to eight years, in respect of offers made since 3 December 1999. The board has resolved that the benefits under the Trust of Participants will be accelerated in the event of a change of control of the company, as defined in the Trust, becoming effective (a) if, in concluding the change of control, the board in office at the time immediately prior to the proposed change of control being communicated to the board ceases to be able to determine the future employment conditions of the group’s employees or (b) unless the change of control is initiated by the board. Participants are entitled to require such acceleration by written notice to the company within a period of 90 days after the date upon which such change of control becomes effective.

The Sappi Limited Performance Share Incentive Plan

Under the rules of the Plan, participants who will be officers and other employees of the company may be awarded conditional contracts to acquire Shares for no cash consideration. If the performance critieria from time to time determined by the Human Resources Committee or Compensation Committee of the Board (“Performance Criteria”) applicable to each Conditional Contract, are met or exceeded, then Participants shall be entitled to receive such number of shares as specified in the Conditional Contract for no cash consideration after the fourth anniversary of the date on which the board resolves to award a Conditional Contract to that Participant. The Performance Criteria shall entail a benchmarking of the company’s performance against an appropriate peer group of companies.

If the board determines that the Performance Criteria embodied in a Conditional Contract have not been satisfied or exceeded, the number of shares to be allotted and issued and/or transferred to a Participant under and in terms of such Conditional Contract shall be adjusted downwards.

Provision is made for appropriate adjustments to be made to the rights of Participants in the event that the company, inter alia, undertakes a rights offer, is a party to a scheme of arrangement affecting the structuring of its issued share capital or reduces its share capital if, (a) the company undergoes a change in control after an Allocation date other than a change in control initiated by the board itself, or (b) the person/s (or those persons acting in concert) who have control of the company as at an Allocation date, take/s any decision, pass/es any resolution and/or take/s any action the effect of which is to delist the company from the JSE Limited and the company becomes aware of such decision, resolution and/or action, the company is obligated to notify every Participant thereof on the basis that such Participant may within a period of one month (or such longer period as the board may permit) take delivery of those shares which he/she would have been entitled to had the Performance Criteria been achieved.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

36.   EQUITY COMPENSATION BENEFITS (Continued)

Allocations

During the year the following offers were made to employees:

	Share options	Restricted shares**	Performance shares**
Trust Shares	—	—	—
Share Options	2,034,400	45,000	258,000
Allocation Shares	—	—	—
	2,034,400	45,000	258,000
Declined	(64,000)	—	—
	1,970,400	45,000	258,000

Trust shares, share options, restricted shares, performance shares and allocation shares activity was as follows during the financial years ended September 2005 and 2004:

					Weighted average		Weighted average
	Trust Shares	Performance shares	Restricted Shares	Share Options	exercise price (ZAR)*	Allocation Shares	exercise price (ZAR)*	Total
Outstanding at September 2003	2,049,917	—	—	3,799,662	76.49	2,969,950	76.95	8,819,529
Offered and accepted	43,500	—	45,334	1,248,250	79.25	479,650	79.25	1,816,734
Paid for	(215,705)	—	—	(485,952)	38.74	(218,300)	34.12	(919,957)
Returned, lapsed and forfeited	(43,500)	—	—	(416,365)	77.74	(204,350)	113.64	(664,215)
Outstanding at September 2004	1,834,212	—	45,334	4,145,595	82.05	3,026,950	77.02	9,052,091
Offered and accepted	—	258,000	45,000	1,970,400	78.11	—	—	2,273,400
Paid for/released	(126,413)	—	(22,667)	(326,092)	42.57	(370,900)	30.14	(846,072)
Returned, lapsed and forfeited	—	—	—	(282,750)	100.16	(108,850)	104.95	(391,600)
Outstanding at September 2005	1,707,799	258,000	67,667	5,507,153	82.12	2,547,200	82.68	10,087,819

*       The share options are issued in South African Rands.

**     Restricted shares and performance shares are issued for no cash consideration. The value is determined on the day the shares are taken up.

The fair value of Trust shares held at September 2005 was US$9.1 million (September 2004: US$9.9 million).

Share options, allocation shares, restricted shares and performance shares to executive directors, which are included in the above figures, are as follows:

Number of options/shares
At beginning of year	1,347,000
Share Options, Restricted Shares and Performance Shares granted	226,667
Share Options and Allocation Shares exercised/declined	(230,000)
At end of year	1,343,667

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

36.   EQUITY COMPENSATION BENEFITS (Continued)

Share options and allocation shares exercised by executive directors during the year had an average exercise price per share of US$4.17 and an average market price per share of US$12.17.

The following table sets forth certain information with respect to the 1,343,667 Share Options, Allocation Shares, Restricted shares and Performance shares granted by Sappi to executive directors:

Issue date	Number of options/shares	Expiry date	Exercise price (ZAR)
1 April 1999	48,000	1 April 2009	21.30
9 June 1999	44,000	9 June 2009	39.00
21 December 1999	230,000	21 December 2007	53.85
15 January 2001	125,000	15 January 2009	49.00
28 March 2002	105,000	28 March 2010	147.20
30 January 2003	250,000	30 January 2011	115.00
13 February 2003	140,000	13 February 2011	112.83
14 January 2004	175,000	14 January 2012	79.25
13 December 2004	140,000	13 December 2012	78.00
23 May 2003	6,000	24 December 2005	—
30 January 2003	16,667	31 December 2005	—
13 December 2004	64,000	13 December 2008	—
	1,343,667

Refer to note 46 for further information on Directors’ participation in the Sappi Limited Share Incentive Trust and the Sappi Limited Performance Share Incentive Plan. There were no loans to executive directors relating to Trust Shares at September 2005 (September 2004: US$2 million).

No new loans have been granted to the executive directors since 28 March 2002.

37.   FINANCIAL INSTRUMENTS

The group’s financial instruments consist mainly of cash and cash equivalents, accounts receivable, certain investments, accounts payable, borrowings and derivative instruments.

1—Risk management objectives and policies

The principal market risks (that is the risk of loss arising from adverse changes in market rates and prices) to which Sappi is exposed through financial instruments are:

•       interest rates on interest-bearing borrowings;

•       foreign exchange rates, generating translation and transaction gains and losses;

•       fair value fluctuations on derivative instruments and fixed-rate borrowings; and

•       credit risk.

A treasury committee consisting of senior management of the group meets regularly to review net currency, interest rate, derivative instruments, group funding, credit insurance and monetary investment risks and exposures. Treasury management strategies are also evaluated and revised where necessary.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

37.   FINANCIAL INSTRUMENTS (Continued)

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

Currency risk

Sappi’s foreign exchange policy consists of the following principal elements:

•       The majority of the borrowings in each country are made in the currency of that country.

•       Translation risks are not hedged. As a general rule we manage our relative debt and equity ratios by financing our investments in different currencies with similar debt to asset ratios.

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

•       Hedging against trading transactions not yet invoiced is limited. Deviations from these rules require specific board approval.

The limitations referred relate to:

•        material capital expenditures for which forward exchange contracts are always taken out as and when the expenditure is committed; and

•        anticipated exports and imports where the purchase of forward exchange contracts/currency options is restricted to a limited portion of expected orders.

•       No speculative positions are permitted.

Credit risk

A significant portion of the group’s sales and accounts receivable are from major customers. Only one of the group’s major customers, represents more than ‘10% of our sales during the year ended September 2005. These sales were recorded in Sappi Fine Paper. The sales for the year ended September 2005 amounted to US$580 million (Paperlinx Limited September 2004: US$550 million; September 2003: US$454 million). The trade receivables balance, net of securitisation, outstanding on balance sheet at September 2005 was US$6 million (September 2004: US$4 million).

Where appropriate, credit insurance has been taken out over the group’s trade receivables.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

37.   FINANCIAL INSTRUMENTS (Continued)

None of the group’s other receivable financial instruments represent a concentration of credit risk because the group has dealings with a variety of major banks and customers world-wide.

2—Interest rate risk and currency risk

Interest-bearing borrowings

The table below provides information about Sappi’s non-current borrowings that are sensitive to changes in interest rates. The table presents principal cash flows by expected maturity dates. The average fixed effective interest rates presented below are based on weighted average contract rates applicable to the amount expected to mature in each respective year. Forward-looking average variable effective interest rates for the financial years ended September 2006 and thereafter are based on the yield curves for each respective currency as published by Reuters on 30 September 2005. The information is presented in US$, which is the group’s reporting currency.

	Expected maturity date						Total Carrying	2005 Fair	2004 Fair
	2006	2007	2008	2009	2010	2011+	Value	Value	Value
	(US$ equivalent in millions)
US Dollar
Fixed rate	—	16	—	—	38	—	54	57	—
Average interest rate (%)	—	4.43	—	—	4.37	—	4.31
Variable rate(1)	18	(1)	(1)	(1)	(1)	807	821	833	922
Average interest rate (%)	5.59	0.73	0.74	0.74	0.74	8.22	8.20
Euro
Fixed rate	82	45	47	4	4	485	667	706	745
Average interest rate (%)	4.32	5.41	5.42	7.30	7.64	4.18	4.50
Variable rate(1)	70	—	—	—	—	—	70	70	123
Average interest rate (%)	2.23	—	—	—	—	—	2.23
Rand
Fixed rate	46	11	12	1	24	24	118	110	131
Average interest rate (%)	10.43	11.59	11.68	11.28	8.69	11.28	10.50
Variable rate(1)	54	70	7	7	2	—	140	139	186
Average interest rate (%)	7.68	8.68	8.85	8.85	8.85	—	8.31
Total
Fixed rate	128	72	59	5	66	509	839	873	876
Average interest rate (%)	6.52	6.17	6.67	8.20	6.14	4.51	5.26
Variable rate(1)	142	69	6	6	1	807	1,031	1,042	1,231
Average interest rate (%)	4.73	8.81	10.38	10.39	8.85	8.22	7.81
Fixed and variable	270	141	65	11	67	1,316	1,870	1,915	2,107
Current portion							270	270	364
Long term portion							1,600	1,645	1,743
Total Interest-bearing borrowings (refer note 19)							1,870	1,915	2,107

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

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

37.   FINANCIAL INSTRUMENTS (Continued)

The range of interest rates in respect of all non-current borrowings comprising both fixed and floating rate obligations, is between 0.73% and 11.68% (depending on currency). At September 2005, 45% of Sappi’s non-current borrowings were at fixed rates of interest, and 55% were at floating rates. Floating rates of interest are based on LIBOR (London Interbank Offered Rate), on EURIBOR (European Interbank Offered Rate) and on JIBAR (Johannesburg Interbank Agreed Rate). Fixed rates of interest are based on contract rates.

Sappi’s southern African operations have in the past been particularly vulnerable to adverse changes in short-term domestic interest rates, as a result of the volatility in interest rates in South Africa. During 2005 domestic interest rates have decreased from 7.29% to 6.95% for the 3-month JIBAR.

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

In addition to the four existing US$ interest swaps converting fixed rates of 6.75% and 7.5% into variable rates, Sappi entered into three additional US$ interest rate swap contracts in 2004 for the total amount of US$106.6 million, converting US$ fixed interest rates of 5.90%, 7.38% and 6.65% respectively, into 6-month US$ Libor rates. All swaps are subject to hedge accounting in order to reduce as much as possible the fair value exposure. As the critical terms of the swaps match the critical terms of the underlying debt, the hedge is highly effective. Changes in the fair value of the underlying debt, attributable to changes in the credit spread are excluded from the hedging relationship.

At September 2005, Sappi had in total seven US$ swap contracts outstanding for a total amount of US$856.6 million and had a negative total fair value of US$9.9 million.

At September 2005, Sappi had an interest rate and currency swap contract outstanding for the amount of US$350.0 million with a fair value of US$79.5 million. This swap converts future US$ cash flows into GBP and fixed US$ interest rates into GBP interest rates.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

37.   FINANCIAL INSTRUMENTS (Continued)

As at September 2005 the South African operations had one IRCS contract outstanding for the amount of US$12.0 million with a negative fair value of US$3.5 million, swapping US$ cash flows into ZAR and converting variable US$ interest rates into ZAR variable interest rates.

				Fair value*
Instrument	Interest Rate	Maturity date	Nominal value	favourable (unfavourable)
			(US$ million)	(US$ million)
Interest rate swaps:
	6.75% to variable	June 2012	250	(5)
	6.75% to variable	June 2012	200	(5)
	6.75% to variable	June 2012	50	(1)
	7.50% to variable	June 2012	250	(2)
	5.90% to variable	November 2013	28	1
	7.38% to variable	July 2014	44	1
	6.65% to variable	October 2014	35	1
Interest rate and currency swaps:
	US Dollar 6.30% into Pound Sterling 6.66%	December 2009	350	70
	US Dollar LIBOR + 2.20% into Rand JIBAR + 1.99%	February 2006	12	(4)
Total				56

*       This refers to the carrying value.

The fair value of interest rate options, caps, swaps and IRCS is the estimated amount that Sappi would pay or receive to terminate the agreement at the balance sheet date, taking into account current interest rates and the current creditworthiness of the counterparties.

3—Fair values

All financial instruments are carried at fair value or amounts that approximate fair value, except the non current interest-bearing borrowings at fixed rates of interest. The carrying amounts for cash, cash equivalents, accounts receivable, certain investments, accounts payable and current portion of interest-bearing borrowings approximate fair value due to the short-term nature of these instruments. Where these fixed rates of interest have been hedged into variable rates of interest, and where hedge accounting has been applied, then the non current interest-bearing borrowings are carried at fair value. The fair value of these borrowings was estimated based on quotations from the company’s investment bankers. No financial assets were carried at an amount in excess of fair value.

	2005	2004
	(US$ million)
Other financial assets include the fair value of the following derivative instruments:
Non-current	73	87
Interest rate swaps	3	9
Interest rate and currency swaps	70	78
Current	5	7
Interest rate swaps	—	7
Foreign currency forward exchange contracts	5	—
	78	94

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

37.   FINANCIAL INSTRUMENTS (Continued)

4—Foreign currency forward exchange contracts

The group’s foreign currency forward exchange contracts at September 2005 are detailed below.

		2005		2004
		Contract amount	Fair value* (unfavourable) favourable	Contract amount	Fair value* (unfavourable) favourable
		(US$ million)
Foreign currency
Bought:	US Dollar	56	—	60	—
	Euro	56	—	63	1
Sold:	US Dollar	(139)	4	(131)	1
	Euro	(202)	1	(427)	(4)
		(229)	5	(435)	(2)

*       This refers to the carrying value.

The fair value of foreign currency contracts was estimated by the group based upon market quotations. These foreign currency contracts will mature during the year ended September 2006.

All forward currency exchange contracts and options are valued at fair value with the resultant profit or loss included in the net finance costs for the period.

38.   SEGMENT INFORMATION

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

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

38.   SEGMENT INFORMATION (Continued)

The group accounts for intragroup sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. All such sales and transfers are eliminated on consolidation.

	Sappi Fine Paper			Sappi Forest Products			Corporate & other			Group
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
	(US$ million)
External sales(1)	4,020	3,811	3,557	998	917	742	—	—	—	5,018	4,728	4,299
Intragroup sales	498	471	468	514	508	418	—	—	—	1,012	979	886
Total sales	4,518	4,282	4,025	1,512	1,425	1,160	—	—	—	6,030	5,707	5,185
Operating profit	(206)	6	164	73	191	113	(4)	(9)	(5)	(137)	188	272
Depreciation	350	343	307	71	64	44	1	1	1	422	408	352
Amortisation and fellings	2	2	—	66	55	43	—	—	—	68	57	43
Asset impairments(2)	186	—	32	50	—	—	—	—	—	236	—	32
Asset impairment reversals	(4)	—	—	—	—	—	—	—	—	(4)	—	—
Other non cash expenses (including fair value adjustment gains and growth on plantations)	87	75	1	(102)	(107)	(33)	(5)	(20)	(22)	(20)	(52)	(54)
Capital expenditures	241	187	195	101	146	101	3	1	—	345	334	296
Total assets(6)(7)	3,679	4,059	3,953	1,571	1,641	1,459	458	444	443	5,708	6,144	5,855
Operating assets(3)(7)	3,604	3,980	3,866	1,558	1,561	1,275	107	35	51	5,269	5,576	5,192
Operating liabilities(4)	692	733	622	214	221	231	30	58	63	936	1,012	916
Net operating assets(5)(7)	2,870	3,177	3,176	1,288	1,296	1,007	55	(46)	(19)	4,213	4,427	4,164
Property, plant and equipment	2,578	2,890	2,926	754	779	627	1	1	1	3,333	3,670	3,554

	Sappi Fine Paper
	North America			Europe			Southern Africa
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	(US$ million)
Sales(1)	1,458	1,373	1,384	2,239	2,127	1,903	323	311	270
Operating (loss) profit	(270)	(92)	11	76	83	118	(12)	15	35
Capital expenditures	90	75	78	124	102	104	27	10	13
Operating assets(3)	1,426	1,671	1,687	1,963	2,101	1,990	215	208	189
Net operating assets(5)	1,119	1,351	1,438	1,595	1,673	1,607	156	153	131
Property, plant and equipment	1,001	1,226	1,287	1,429	1,527	1,512	148	137	127

	Sappi Forest Products
	Southern Africa			Corporate & other			Group
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	(US$ million)
Sales(1)	998	917	742	—	—	—	5,018	4,728	4,299
Operating (loss) profit	73	191	113	(4)	(9)	(5)	(137)	188	272
Capital expenditures	101	146	101	3	1	—	345	334	296
Operating assets(3)	1,558	1,561	1,275	107	35	51	5,269	5,576	5,192
Net operating assets(5)	1,288	1,296	1,007	55	(46)	(19)	4,213	4,427	4,164
Property, plant and equipment	754	779	627	1	1	1	3,333	3,670	3,554

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

38.   SEGMENT INFORMATION (Continued)

Sales by geographical location of customers

	2005	2004	2003
	(US$ million)
North America	1,485	1,468	1,517
Europe	2,031	1,951	1,737
Southern Africa	770	694	574
Asia and other	732	615	471
	5,018	4,728	4,299

(1)    Sales where the product is manufactured.

(2)    September 2003—Including Westbrook paper machine 14 impairment costs.

(3)    Operating assets consist of property, plant and equipment, non-current assets (excluding deferred taxation) and current assets (excluding cash).

(4)    Operating liabilities consist of trade payables, other payables and provisions.

(5)    Net operating assets consist of operating assets less operating liabilities, adjusted for taxation payable and dividends payable.

(6)    Restated for AC501 (refer note 3)

(7)    Corporate region includes investment in joint venture in China

39.   RELATED PARTY TRANSACTIONS

Shareholders

The company’s shares are widely held by shareholders across the world. The principal shareholders of the company are disclosed in this annual report on pages 68 and 69.

Directors

Details relating to executive and non-executive directors’ remuneration, interests and participation in the Sappi Limited Share Incentive Trust are disclosed in notes 44 to 46.

Interest of directors in contracts

None of the directors have a material interest in any transaction with the company or any of its subsidiaries, other than those on a normal employment basis

Managerial employees

Details regarding the participation of certain managerial employees in the Sappi Limited Share Incentive Trust and Sappi Limited Performance Share Incentive Plan are disclosed in note 36.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

39.   RELATED PARTY TRANSACTIONS (Continued)

Subsidiaries

Set out below are the more significant subsidiaries or those that have a loan account with Sappi Limited.

	2005	2004
	(US$ million)
	Loan to (from)
	subsidiary
Southern Africa
Sappi Management Services (Pty) Ltd	48	45
Sappi Manufacturing (Pty) Ltd	226	200
Sappi Share Facilitation Company (Pty) Ltd	142	135
America
S.D. Warren Company	(3)	(2)
Sappi Cloquet LLC	—	—
Europe
Sappi Alfeld GmbH	—	—
Sappi Austria Produktions GmbH & Co. KG	—	—
Sappi Ehingen GmbH	—	—
Sappi Europe SA	—	—
Sappi Holding GmbH	—	6
Sappi International SA	—	—
Sappi Lanaken NV	—	—
Sappi Lanaken Presspaper NV	—	—
Sappi Maastricht BV	—	—
Sappi Nijmegen BV	—	—
Sappi Papier Holding GmbH	—	—
Sappi U.K. Ltd	—	—
Other
Brocas Ltd	—	(12)
Lignin Insurance Co. Ltd	—	—
Various other companies	(1)	(1)
	412	371

40.   EVENTS AFTER BALANCE SHEET DATE

At the date of issuing this report there were no subsequent events that require disclosure.

41.   ENVIRONMENTAL MATTERS

Sappi operates in an industry subject to a wide range of environmental laws and regulations in the various jurisdictions in which it operates, and these laws and regulations have tended to become more stringent over time. Typically, Sappi does not separately account for environmental operating expenses but

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

41.   ENVIRONMENTAL MATTERS (Continued)

does not anticipate any material expenditures related to such matters. Sappi does separately account for environmental capital expenditures. Sappi spent approximately US$42 million in financial year September 2005 (September 2004: US$14 million, September 2003: US$18 million) on capital projects that control air or water emissions or otherwise create an environmental benefit. Amounts to be spent in future years will depend on changes to existing environmental requirements and the availability of new technologies to meet such requirements.

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

Sappi Fine Paper North America is subject to stringent environmental laws in the United States. These laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and their respective state counterparts. In April 1998, pursuant to its authority under the Clean Air Act and Clean Water Act, the US Environmental Protection Agency (“USEPA”) issued final regulations that impose air and water quality standards aimed at further reductions of air and water pollutants from certain pulp and paper mills, particularly those emitting wastewater resulting from bleaching operations. These regulations are generally referred to as the “cluster rules”. Sappi Fine Paper North America incurred approximately US$7 million in environmental compliance capital expenditure for the fiscal year ending September 2005. Sappi Fine Paper North America expects to incur between US$7 million to US$12 million in environmental compliance capital expenditure for the fiscal year ending September 2006.

In December 2003, Sappi Fine Paper North America received a notice of violation and a finding of violation from the USEPA, alleging violations of the Clean Air Act’s new source performance standards in connection with repairs performed at the Muskegon mill in the early 1990s. In July 2005, Sappi announced its decision to cease operations at the Muskegon pulp mill. Sappi Fine Paper North America is currently in settlement discussions with the USEPA and expects to settle the matter.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

42.          SUMMARY OF DIFFERENCES BETWEEN SOUTH AFRICAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The group’s accounts are prepared in accordance with South African GAAP, which differs in certain material respects from United States GAAP. These differences relate principally to the following items, and the effects on net profit and shareholders’ equity are shown in the following tables.

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

An intangible asset is recognised for the amount of the liability, limited to the unrecognised prior service cost. The excess is reported, net of related tax benefits, in equity. This amounted to US$15 million at September 2005 (September 2004: US$18 million).

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

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

42.   SUMMARY OF DIFFERENCES BETWEEN SOUTH AFRICAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	South African GAAP (SA GAAP)	United States GAAP (US GAAP)
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

Cost includes the market value of shares issued at the date agreement is reached and announced plus the present value of debt issued. Only specified related costs may be included in the purchase price.

2. Value of assets and liabilities acquired	SA GAAP allowed either fair value or book value to be assigned to the assets and liabilities recorded in the accounting records of the entity that was acquired.	All assets and liabilities acquired are required to be recorded at fair value.
3. Provisions raised at acquisition.	Provisions were raised for restructuring, rationalisation and other incidental costs.

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

Goodwill is capitalised, but from 01 October 2002, is no longer amortised and is subject to an impairment test at least annually. Negative goodwill was deducted from the fair value of the non-current assets. Goodwill included under US GAAP amounts to US$174 million (Sept 2004: US$174 million).

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

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

42.   SUMMARY OF DIFFERENCES BETWEEN SOUTH AFRICAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	South African GAAP (SA GAAP)	United States GAAP (US GAAP)
d. Loans to participants of Sappi Limited Share Incentive Trust	Amounts loaned to participants to purchase the company’s shares are included in other non-current assets.	Amounts loaned to participants to purchase the company’s shares where the shares are held as security for the repayment of the loan are reported as a reduction to shareholders’ equity.
e. Sale and leaseback transactions—operating leases	Profit is recognised on the sale of assets subject to operating leaseback agreements.	Profit on such sale of assets is deferred and recognised in income over the lease term.
f.Asset impairments	An asset impairment is recognised if its carrying amount exceeds the discounted estimated future cash flows. An asset impairment can subsequently be reversed.

To determine whether an asset impairment exists, the undiscounted cash flows are compared to the carrying amount of the asset. Recognition of an asset impairment is, however, based on fair value, which is generally estimated based on discounted cash flows. Asset impairments can not be subsequently reversed.

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

h. Restructuring and disposal activities	Restructuring provisions are required to be recognised if a detailed formal plan has been announced or the implementation of such plan has started.

Under US GAAP, restructuring provisions may only be raised when a transaction or event occurs that leaves an entity little or no discretion to avoid future transfer or use of assets to settle the liability. The announcement of an exit or disposal plan, by itself, does not create a present obligation to others for costs expected to be incurred under the plan.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

42.   SUMMARY OF DIFFERENCES BETWEEN SOUTH AFRICAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	South African GAAP (SA GAAP)	United States GAAP (US GAAP)
i.Income tax

Under SA GAAP, current and deferred tax assets and liabilities are measured at the tax rate applicable to undistributed profits and income tax consequences of Secondary Tax on Companies (STC) on dividends are recognised when a liability to pay the dividends is recognised.

US GAAP requires that an additional liability be accrued for the estimated income tax (Secondary Tax on Companies) that would be payable upon distribution of relevant undistributed reserves, including those of its subsidiaries. Under US GAAP, deferred taxes have been calculated using the distributed rate.

j.Stock compensation
1. Stock options with an exercise price less than the quoted market value of the underlying stock on the date of grant.	Under SA GAAP, no compensation expense is recorded on stock options granted.

Under US GAAP, the group follows the methodology in APB Opinion 25, Accounting for Stock. This intrinsic value of the stock options are recorded as deferred compensation within shareholders’ equity and recognised in the profit and loss account (income statement) over the vesting period of the stock options. The stock options issued are recorded as share issue premium.

2. Repricing of stock options for credit sale scheme.	Under SA GAAP, no compensation expense is recorded on stock options granted.	US GAAP requires companies to record an initial expense upon conversion of recourse loans to non-recourse loans and apply variable plan accounting thereafter.
k. Fair Value Hedge Accounting	Fair value hedges for only a part of the term of a hedged item are allowed under SA GAAP.	Fair value hedges for only a part of the term of a hedged item are rare under US GAAP because, in many cases, partial term hedge transactions would fail to meet the offset requirement.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

42.   SUMMARY OF DIFFERENCES BETWEEN SOUTH AFRICAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	South African GAAP (SA GAAP)	United States GAAP (US GAAP)
l.Net presentation of assets and liabilities

SA GAAP states that financial assets and liabilities should be offset and the net amount reported in the balance sheet when an enterprise: (a) has a legally enforceable right to set off the recognised amounts; and (b) intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

US GAAP restricts the ability to offset to where the right of set off exists between two parties (that is, where a debtor-creditor relationship exists); however, US GAAP does not permit set off under three party netting agreements. Consequently, the relevant assets and liabilities would be increased by US$8 million for September 2005 (September 2004: US$176 million) in a US GAAP balance sheet, with no effect on net income or shareholders’ equity.

Reconciliation of net profit to United States GAAP

	note	2005	2004	2003
			(As restated)	(As restated)
		(US$ million)
Net (loss) profit determined under South African GAAP		(213)	95	143
Adjustments in respect of:
Pension programs and post-retirement medical benefits	a	(3)	(15)	(15)
—Initial transitional rules application		(2)	(2)	1
—Recognition of pension asset		—	(12)	(2)
—Recognition of past service costs related to vested benefits		(1)	(1)	(14)
Accounting for business combinations	b	22	22	28
—Valuation of assets and liabilities and other		(2)	2	14
—Treatment of goodwill		24	20	14
Pre-commissioning expenses capitalised on capital projects	c	16	2	1
Sale and leaseback transactions	e	1	12	3
Asset impairment	f	(5)	—	—
Plantations	g	(60)	(66)	8
Restructuring and disposal activities	h	10	—	—
Income tax	i	(66)	(4)	(8)
Stock compensation	j	—	(11)	—
Fair value hedge accounting	k	(44)	4	(5)
Deferred taxation effect of adjustments		10	7	(7)
Total effect of United States GAAP adjustments		(119)	(49)	5
Net (loss) profit determined under United States GAAP		(332)	46	148
—Basic earnings per share (US cents)		(148)	20	65
—Weighted average number of shares (millions)		224.7	225.0	227.6
—Diluted earnings per share (US cents)		(148)	20	64
—Diluted weighted average number of shares (millions)		224.7	226.9	230.0

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

42.   SUMMARY OF DIFFERENCES BETWEEN SOUTH AFRICAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Reconciliation of shareholders’ equity to United States GAAP

	note	2005	2004
			(As restated)
		(US$ million)
Shareholders’ equity determined under South African GAAP		1,881	2,157
Adjustments in respect of:
Pension programs and post-retirement medical benefits	a	(156)	(147)
—Initial transitional rules application		6	7
—Recognition of pension asset		75	74
—Additional minimum liability		(221)	(224)
—Recognition of past service costs related to vested benefits		(16)	(4)
Accounting for business combinations	b	150	128
—Cost of acquisition		(3)	(3)
—Valuation of assets and liabilities and other		45	47
—Treatment of goodwill		108	84
Pre-commissioning expenses capitalised on capital projects	c	(4)	(19)
Loans to executive share purchase trust	d	(13)	(15)
Sale and leaseback transactions	e	(7)	(9)
Asset impairments	f	2	8
Plantations	g	(108)	(49)
Restructuring and disposal activities	h	10	—
Income tax	i	(197)	(136)
Stock compensation	j	(12)	(12)
Fair value hedge accounting	k	(41)	3
Deferred taxation effect of adjustments		74	70
Total effect of United States GAAP adjustments		(302)	(178)
Shareholders’ equity determined under United States GAAP		1,579	1,979

Restatement

Subsequent to the issuance of the group’s 2004 financial statements, the group’s management determined that hedge accounting was inappropriately applied to partial-term fair value hedging arrangements which do not qualify for hedge accounting under US GAAP. As a result, net income and shareholders’ equity have been restated from amounts previously reported by reversing the fair value adjustments to the carrying amount of hedged items. In addition, the calculation of share-based payment expenses and deferred taxation included clerical errors and net income and shareholders’ equity on a US GAAP basis have been restated to correct these errors. The effect of the restatements were a reduction in net income of US$6 million for the year ended September 2003 and reduction in net income and shareholders’ equity of US$6 million and US$18 million respectively for the year September 2004.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

42.   SUMMARY OF DIFFERENCES BETWEEN SOUTH AFRICAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The following table summarizes the effects of the restatements on September 2003 and September 2004 on net income and shareholders’ equity:

	Shareholders’ equity	Net income
	(US$ million)	(US$ million)
	2004	2004	2003
	(US$ million)
As reported	1,997	52	154
Restatements reduction	(18)	(6)	(6)
Goodwill	(5)	—	(5)
Hedge accounting	3	4	(5)
Stock compensation	(5)	(5)	—
Additional minimum liability	(3)	—	—
Deferred tax	(8)	(5)	4
As restated	1,979	46	148
Basic earnings as reported (US cents)		23	68
Basic earnings as restated (US cents)		20	65
Diluted earnings as reported (US cents)		23	67
Diluted earnings as restated (US cents)		20	64

Comprehensive income

	2005	2004	2003
	(US$ million)
Net (loss) profit determined under South African GAAP	(213)	95	143
Other comprehensive income, net of tax
Foreign currency translation adjustments	(58)	56	64
(Loss) gain on revaluation of hedging instruments*	16	1	(14)
Additional minimum pension fund liability	(16)	(54)	(14)
Comprehensive (loss) income	(271)	98	179

There are no taxation effects applicable to the above other comprehensive income items, other than the additional pension fund liability and the gain and loss of hedging instruments. These were shown net of US$1 million tax benefit (September 2004: US$24 million; September 2003: US$7 million).

*       There have been minimal releases to the income statement relating to the revaluation of hedging instruments during the periods under review.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

42.  SUMMARY OF DIFFERENCES BETWEEN SOUTH AFRICAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Accumulated other comprehensive income balances (based on South African GAAP numbers)

	Foreign Currency Translation Adjustments	Goodwill Written Off	Revaluation of Derivative Instruments	Additional Minimum Pension Liability	Total Accumulated Other Comprehensive Income
	(US$ million)
Balance—September 2002	126	(53)	11	(91)	(7)
Current period change*	64	—	(14)	(14)	36
Balance—September 2003	190	(53)	(3)	(105)	29
Current period change*	56	—	1	(54)	3
Balance—September 2004	246	(53)	(2)	(159)	32
Current period change*	(58)	—	16	(16)	(58)
Balance—September 2005	188	(53)	14	(175)	(26)

*       There have been minimal releases to the income statement relating to the revaluation of hedging instruments during the periods under review.

Guarantees

Sappi International SA (SISA)

SISA has issued various letters of credit and performance guarantees in relation to the borrowings of Sappi Papier Holding GmbH (SPH). The terms of the guarantees range from 5 years or more. The guarantees would require SISA to pay any outstanding liabilities in the event of SPH being unable to meet its obligations or due to the non-performance under loan agreements.

The maximum future potential undiscounted payments are US$1,472 million of which US$1,301 million is included in the group balance sheet as liabilities at September 2005.

There are no recourse provisions.

Sappi Manufacturing (Pty) Ltd

Sappi Manufacturing stood surety for 50% of the borrowing’s of Umkomaas Lignin (Pty) Ltd (Lignotech). The approximate term of the guarantee is until June 2008. Sappi Manufacturing would be required to meet 50% of any obligation in the event of Lignotech defaulting upon payment.

The maximum future potential undiscounted payments are US$23 million.

There are no recourse provisions.

SD Warren Company

Letter of credit provided to Minnesota Pollution Control Angency to support post closure and facility needs for Sappi Cloquet LLC’s industrial landfill facility.

The maximum future potential undiscounted payments are US$3 million.

There are no recourse provisions.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

42.   SUMMARY OF DIFFERENCES BETWEEN SOUTH AFRICAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidation of variable interest entities

We could not apply the requirements of FIN 46R “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51” on on two of our leasing arrangements. We could not obtain sufficient information, after exhaustive efforts, to make the determination as to whether or not we have a variable interest in these entities. They include a cogeneration facility at our Westbrook Mill as well as a paper machine at our Somerset mill. We requested, in writing, that these entities provide the group with the necessary information to apply the requirements of FIN 46R. However, each of the entities has indicated that they will not provide the requested information as they are not contractually obligated to provide such confidential information. Since we were unable to obtain the necessary information we adopted the allowed scope exception in FIN 46R, and as such did not consolidate the entities with which we have these lease arrangements. The future minimum obligation under the lease for the paper machine at our Somerset mill is US$117 million at September 2005 (September 2004: US$132 million). The net rental payments for 2005 was US$15 million (2004: US$15 million; 2003: US$14 million). The future minimum obligation under the lease for the cogeneration facility at our Westbrook Mill is US$23 million at September 2005 (September 2004: US$31 million). The net rental payments for 2005 was US$9 million (2004: US$7 million; 2003: US$7 million).

The Sappi Limited Share Incentive Trust

Refer to note 34 for details of this trust.

The following table summarises the status of Share Options and Allocation Share Options outstanding and exercisable as of September 2005:

Share options outstanding				Share options exercisable
Range of exercise price (US$)	Number	Wtd avg remaining life	Wtd avg exercise price (US$) *	Number	Wtd avg exercise price (US$) *
3.13 to3.47	262,300	35 months	3.36	262,300	3.36
5.48 to 7.76	367,400	38 months	7.49	300,840	7.44
8.46 to 12.45	3,368,953	75 months	11.74	706,333	9.61
12.92	150,600	77 months	12.92	30,120	12.92
17.72 to 23.12	1,357,900	62 months	19.08	609,150	19.52
	5,507,153			1,908,743

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

42.   SUMMARY OF DIFFERENCES BETWEEN SOUTH AFRICAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Allocation share options outstanding				Allocation share options exercisable
Range of exercise price (US$)	Number	Wtd avg remaining life	Wtd avg exercise price (US$) *	Number	Wtd avg exercise price (US$) *
3.13 to 3.47	220,000	34 months	3.36	220,000	3.36
5.12 to 7.70	483,250	39 months	7.17	407,360	7.07
8.46 to 12.48	920,500	52 months	10.54	544,180	9.24
14.85	10,000	71 months	14.85	4,000	14.85
17.72 to 23.12	913,450	59 months	20.71	469,360	21.21
	2,547,200			1,644,900

There were no Trust shares (September 2004: 43,500) granted during the year ended September 2005. The weighted average exercise price for September 2004 was US$12.33.

*   The share options are issued in South African Rands. They have been translated at the closing rate for the year of US$1 to ZAR6.36559 (September 2004: US$1 to ZAR6.4290)

Pro forma disclosure

The company applies the intrinsic value-based methodology permitted by SFAS 123 (as amended by SFAS 148) in accounting for the Share Options, Allocation Share Options and Performance Shares. The company has adopted the disclosure-only provisions of SFAS 123. The company uses a modified Binomial method on a prospective basis for valuing the Share Options and Allocation Share Options and a Monte Carlo Simulation on a prospective basis for valuing the Performance Shares. The modified Binomial method gives the company more flexability in valuing the Share Options and Allocation Share Options which are a hybrid between an European and American option. Had the compensation cost for Share Option and Allocation Share Options awards under the Scheme been determined based on their fair value at the grant date, the company’s net profit, basic earnings per share and the diluted earnings per share would have been as follows:

	2005	2004
US GAAP net (loss) profit as reported	US$(332) million	US$46 million
Add back: stock compensation costs already in reconciliation	—	US$11 million
Less: compensation cost, net of tax, that would have been included in net income if the fair value method was applied	US$(13) million	US$(18) million
Pro forma US GAAP net profit	US$(345) million	US$39 million
US GAAP basic earnings per share as reported	(148) US cents	20 US cents
Add back: stock compensation costs already in reconciliation	—	5 US cents
Less: compensation cost, net of tax, that would have been included in net income if the fair value method was applied	(6) US cents	(8) US cents
Pro forma US GAAP basic earnings per share	(154) US cents	18 US cents
US GAAP diluted earnings per share as reported	(148) US cents	20 US cents
Add back: stock compensation costs already in reconciliation	—	5 US cents
Less: compensation cost, net of tax, that would have been included in net income if the fair value method was applied	(6) US cents	(8) US cents
Pro forma US GAAP diluted earnings per share	(154) US cents	18 US cents

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

42.   SUMMARY OF DIFFERENCES BETWEEN SOUTH AFRICAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The fair value of the Share Options granted in 2005 is estimated as US$4.48 (September 2004: US$6.75 (weighted average)) on the date of grant. The exercise price was equal to the market price of the ordinary shares on the grant date for all of the Share Options granted during 2005 and 2004. No Allocation Share Options were granted in 2005. The weighted average fair value of the Allocation Share Options granted in 2004 is estimated as US$6.63 on the date of grant. The fair value of the Performance Shares granted in 2005 is estimated as US$5.89 on the grant date. The foregoing impact on compensation costs, calculated in accordance with the fair value method described in SFAS 123, was determined under a modified Binomial method using the following assumptions:

Modified Binomial method	2005
Share Options
Risk-free interest rate	range between 7.06% and 8.00%
Expected life	8 years
Expected volatility	33.60%
Expected dividends	2.50%

Monte Carlo Simulation	2005
Performance Shares
Risk-free interest rate	2.00%
Expected life	4 years
Expected volatility	19.00%
Expected dividends	2.02%

Modified Binomial method	2004
Share Options
Risk-free interest rate	range between 7.87% and 10.42%
Expected life	8 years
Expected volatility	range between 30.0% and 31.5%
Expected dividends	range between 1.93% and 2.62%

43.          NEW ACCOUNTING STANDARDS

International Financial Reporting Standards (IFRS)

Sappi is required by the JSE Limited to report under IFRS from fiscal 2006. Our preparation for the adoption of IFRS is advanced. The adoption of IFRS will lead to some changes in the group’s accounting policies, results, and the presentation of its financial statements, and other disclosures within the annual report, which are currently in accordance with South African GAAP. Based on Sappi’s current assessment of published IFRS requirements, the principal effects on Sappi’s financial statements are expected to be in the following areas:

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

43.   NEW ACCOUNTING STANDARDS (Continued)

Post-employment benefits—IAS 19

Previously unrecognised actuarial employee benefit gains and losses will be recognised, resulting in an increase in pension and other post-employment benefit liabilities (decrease of assets) of US$340 million at

September 2005 (September 2004: US$300 million) and a corresponding reduction in equity at September 2005 of US$295 million (September 2004: US$206 million) and a reduction in deferred tax liabilities of US$44 million at September 2005 (September 2004 US$94 million). This adjustment will lead to a reduction in employee benefit expenses in 2006 of US$22 million and future financial years because the amortisation of past losses is no longer required.

Share-based Payment—IFRS 2

Under IFRS 2 “Share-based Payment”, Sappi is required to recognise a charge in the income statement for all share options and awards, based on the fair value of the awards as calculated at the grant date. The cost of the share options and grants will be reflected in the income statement over the vesting period. This adjustment will lead to an additional expense of US$10 million on the income statement for the year ended September 2005 and increase non-distributable reserve with US$20 million at the end of September 2005 (September 2004: US$10 million)

Financial instruments—IAS 32 and IAS 39

A significant portion of our securitised receivables will be brought on to the balance sheet, increasing both trade receivables with US$268 million (September 2004:US$409 million) and short-term debt with US$346 million (September 2004: US$490 million) and decreasing trade and other payables with US$78 million at September 2005 (September 2004: US$81 million). The related expense will no longer be reflected in SG&A, but will be included in finance costs. The increase in finance costs and decrease in SG&A for the year ended September 2005 will be approximately US$14 million.

Cash flow hedges on inter-company loans, accounted for in equity, do not qualify for hedge accounting under IAS 39 revised. These instruments will be recognised at fair value through profit and loss.

The Effects of Changes in Foreign Exchange Rates—IAS 21

Sappi will elect under IFRS 1, that the cumulative translation differences for foreign operations are deemed to be zero at the date of transition. This will reclassify the foreign currency translation reserve (non-distributable reserves) to distributable reserves. This will respectively lead to an increase in distributable reserves of US$244 million and same decrease in foreign currency translation reserve.

Property, Plant and Equipment—IAS 16

No significant reporting adjustments for property, plant and equipment are currently foreseen.

The net impact of the changes listed above is currently not expected to have a material impact on earnings per share in fiscal 2006.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

43.   NEW ACCOUNTING STANDARDS (Continued)

The consideration of our adoption of IFRS is subject to ongoing review and possible amendment through interpretive guidance from the International Accounting Standards Board. Further, the presentation of the transition to IFRS at year-end as well as income statement and balance sheet captions may be different to the initial expectation of the impact noted above.

US Accounting Standards

In November 2004, the FASB issued SFAS No 151, “Inventory Costs”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS No 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No 151 is not expected to have a material impact on Sappi’s consolidated financial statements.

In December 2004, the FASB issued SFAS No 123(R), “Share-Based Payment”. This statement replaces SFAS No 123, amends SFAS No 95 and supersedes APB Opinion No 25 SFAS No 123(R) requires companies to apply a fair-value based measurement method in accounting for share-based payment transactions with employees and to record compensation expense for all stock awards granted, and to awards modified, repurchased or cancelled after the required effective date. In addition, the company will be required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS No 123(R) will be effective for fiscal periods beginning after June 15, 2005. The effect of the adoption of SFAS No 123(R) is expected to be comparable to the effect disclosed on a pro forma basis as a result of applying the current fair-value recognition provisions of SFAS No 123 as shown in Note 43 herein.

In December 2004, the FASB issued SFAS No 153, “Exchanges of Nonmonetary Assets”, which eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No 153 will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No 153 is not expected to have a material impact on Sappi’s consolidated financial statements.

In March 2005, FASB issued FASB Interpretation No (FIN) 47, “Accounting for Conditional Asset Retirement Obligations”. The standard requires a company to identify all obligations it will incur when it retires a long-lived asset. For all retirement obligations which the fair value can be reliably estimated, the company must record a liability in respect of that obligation. Upon adoption the company will record a liability for any existing asset retirement obligations, an asset retirement cost capitalised to the long-lived assets and accumulated depreciation on that capitalised cost. FIN 47 must be applied to all reporting periods ending after December 15, 2005. It is unlikely that the application of FIN 47 will result in the recognition of significant liabilities for Sappi.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

43.   NEW ACCOUNTING STANDARDS (Continued)

In June 2005, the FASB issued SFAS No 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No 20, “Accounting Changes”, and SFAS No 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, most voluntary changes in accounting principles were required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS No 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. The adoption of SFAS No 154 is not expected to have a material impact on Sappi’s consolidated financial statements.

44.   DIRECTORS’ REMUNERATION

Non-executive Directors

Directors are normally remunerated in the currency of the country in which they live or work from. The remuneration is translated into US dollars (the group’s reporting currency) at the average exchange rates prevailing during the reporting year. Directors’ fees are established in local currencies to reflect market conditions in those countries. Non-executive directors’ fees reflect their services as directors and services on various sub-committees on which they serve, and the quantum of committee fees depends on whether the director is an ordinary member or a chairman of the committee.

The extreme volatility of currencies, in particular the Rand/US Dollar exchange rate in the past few years, caused severe distortion of the relative fees paid to individual directors.

Non-executive directors’ fees are proposed by the Executive Committee, agreed by the Human Resources Committee, and approved by the Board.

	2005					2004
Director	Board Fees	Committee Fees	Travel allowance	Consultancy/ Retainer	Total	Board Fees	Committee Fees	Travel allowance	Consultancy Fees	Total
	(US$)
DC Brink	28,037	36,715	2,200	—	66,952	23,944	27,061	8,000	—	59,005
TL de Beer(5)	—	—	—	—	—	11,972	21,699	4,000	—	37,671
JS Chalsty(5)	—	—	—	—	—	20,000	15,000	4,000	—	39,000
M Feldberg	45,000	34,833	13,200	—	93,033	40,000	15,000	8,000	—	63,000
MR Haymon(1)	22,500	—	6,000	11,250	39,750	40,000	—	10,000	63,750	113,750
JE Healey(2)	45,000	44,500	13,200	—	102,700	10,000	3,333	4,000	—	17,333
DNA Hunt-Davis(5)	—	—	—	—	—	11,972	13,468	4,000	—	29,440
K de Kluis	55,196	76,447	8,800	—	140,443	47,337	72,344	8,000	—	127,681
D Konar	28,037	37,917	6,600	—	72,554	23,944	22,447	8,000	—	54,391
HC Mamsch(3)	55,196	57,895	6,600	—	119,691	35,503	3,948	2,000	—	41,451
B Radebe(4)	28,037	8,811	6,600	—	43,448	9,976	—	4,000	—	13,976
FA Sonn	28,037	8,811	6,600	—	43,448	23,944	7,482	8,000	—	39,426
E van As	112,147	—	6,600	166,886	285,633	95,774	—	8,000	124,705	228,479
	447,187	305,929	76,400	178,136	1,007,652	394,366	201,782	80,000	188,455	864,603

(1)                 Retired in March 2005

(2)                 Appointed in July 2004

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

44.   DIRECTORS’ REMUNERATION (Continued)

(3)                 Appointed in January 2004

(4)                 Appointed in May 2004

(5)                 Retired in March 2004

Executive Directors(4)

	2005
Director	Salary	Bonuses and performance related payments(6)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Benefit received from Credit Scheme Share Funding	Total
	(US$)
JL Job(7)	382,692	143,180	11,053	145,568	—	682,493
JCA Leslie(1)	1,051,431	355,035	7,575	314,370	—	1,728,411
W Pfarl	659,647	279,055	3,433	155,610	—	1,097,745
D G Wilson	253,346	75,070	7,176	96,854	—	432,446
	2,347,116	852,340	29,237	712,402	—	3,941,095

	2004
Director	Salary	Bonuses and performance related payments	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Benefit received from Credit Scheme Share Funding	Total
	(US$)
JL Job(7)	385,766	129,663	2,682	104,469	—	622,580
JCA Leslie(1)	932,056	296,999	7,003	240,939	—	1,476,997
W Pfarl	618,672	104,706	3,433	143,714	—	870,525
W H Sheffield(3)(5)	1,427,678	259,279	2,341	4,147	11,093	1,704,538
D G Wilson	222,908	110,755	5,764	60,988	—	400,415
E van As(2)	106,199	431,508	973	28,212	—	566,892
	3,693,279	1,332,910	22,196	582,469	11,093	5,641,947

(1)      In terms of his contract with the company, Mr Leslie receives Sappi Limited shares as a performance bonus, should the shareholder return on the shares in Sappi Limited equal or exceed a comparator group of other international pulp and paper companies for each of the three year periods ending December 2003, December 2004 and December 2005. Depending on the quantum by which the shareholder return exceeds the comparator group in each four year grouping, Mr Leslie could receive up to 16,667 shares. At December 2004 he received 16,667 shares with a value of US$167,787 (December 2003: 16,667 shares with a value of US$229,947). The company has also guaranteed Mr. Leslie a minimum annual pension subject to various conditions being met.

(2)      Relinquished his executive duties in June 2003. From that date until November 2003, Mr Van As participated in ensuring a smooth transition to Mr Leslie, the new Chief Executive Officer.

(3)      Resigned as executive director in November 2003.

(4)      Executive directors are paid remuneration packages which aim to be competitive in the countries in which they live and work, and they are generally paid in the currency of those countries.

(5)      The portion of salary which relates to termination is US$1,313,743 million.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

44.   DIRECTORS’ REMUNERATION (Continued)

(6)      Bonuses and performance related payments are in respect of the previous year’s performance paid in the current year.

(7)      In terms of his contract with the company, Dr Job received 12,000 restricted shares, which vests equally over a two-year period ending December 2004 and December 2005. In 2005 he received the cash equivalent value of 6,000 shares of US$79,174.

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

Bonus and performance related payments are based on corporate and individual performance. Under this, executives may be awarded up to 110% of their annual salary if group and personal performance objectives as agreed by the Human Resources Committee are met. Bonuses relate to amounts paid in the current year, but based on the previous year’s performance.

Average exchange rates for the year concerned are again applied in the tables in converting the currency of payment into US dollars.

Details of directors’ service contracts

The executive directors have service contracts with notice periods of 2 years or less. These notice periods are in line with international norms for executive directors.

The non-executive directors do not have service contracts with the company.

None of the directors have provisions for pre-determined compensation on termination of their contracts exceeding 2 years’ gross remuneration and benefits in kind.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

45.   DIRECTORS’ INTERESTS

The following table sets out the directors’ interests in the shares in Sappi Limited. For the purpose of this table, directors’ interests are those in shares owned either directly or indirectly as well as those shares in respect of which directors have vested obligations to purchase shares or repay loans in terms of the Sappi Limited Share Incentive Trust.

	2005			2004
	Direct Interests		Indirect Interests	Direct Interests		Indirect Interests
Director	Beneficial	Vested Obligations to Purchase or Repay Loans	Beneficial	Beneficial	Vested Obligations to Purchase or Repay Loans	Beneficial
Non-Executive Directors
DC Brink	—	—	10,000	—	—	10,000
M Feldberg	—	—	—	—	—	—
MR Haymon(4)	—	—	—	27,420	—	—
JE Healey(1)	—	—	—	—	—	—
K de Kluis	4,000	—	—	4,000	—	—
D Konar	—	—	—	—	—	—
HC Mamsch(2)	—	—	—	—	—	—
B Radebe(3)	—	—	—	—	—	—
FA Sonn	—	—	—	—	—	—
E van As	230,000	200,000	342,636	119,170	430,000	223,466
Executive Directors
JL Job	—	90,000	—	—	83,000	—
JCA Leslie	33,334	—	—	16,667	—	—
W Pfarl	—	20,000	—	—	15,000	—
D G Wilson	2,992	69,000	—	2,992	59,000	—
TOTAL	270,326	379,000	352,636	170,249	587,000	233,466

(1)      Appointed in July 2004

(2)      Appointed in January 2004

(3)      Appointed in May 2004

(4)      Retired in March 2005

Changes in directors’ interests in Sappi Limited shares after year-end

There have been no changes in the above interests since September 2005.

Directors’ interests in contracts

The directors have certified that they had no material interest in any significant transaction with either the company or any of its subsidiaries. Therefore there is no conflict of interest with regard to directors’ interests in contracts.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

46.   DIRECTORS’ PARTICIPATION IN THE SAPPI LIMITED SHARE INCENTIVE TRUST AND PERFORMANCE SHARE INCENTIVE PLAN

Share options, allocation shares and performance shares

The following table sets out all share options (whether vested or unvested), all other unvested allocation shares and performance shares granted to, and exercised by, each executive director in terms of the Sappi Limited Share Incentive Trust and Performance Share Incentive Plan during the year ended September 2005. Details of share dealings are included in the second table.

Non-executive directors do not have any allocation shares, share options or performance shares. Executive directors who retire have 12 months in which to settle their share options and allocation shares, unless extension is granted by the Human Resources Committee of the board of directors. For performance shares there is a formula by which retired executive directors will receive a proportion of any shares which may have vested at the end of the four year period.

Executive Directors	JL Job		JCA Leslie		W Pfarl		D G Wilson		E van As(1)		Total 2005	Total 2004
	Allocated	No of	Allocated	No of	Allocated	No of	Allocated	No of	Allocated	No of	No of	No of
	price	shares	price	shares	price	shares	price	shares	price	shares	shares	shares
Outstanding at September 2004
Number of shares held		174,000		350,000		135,000		208,000		480,000	1,347,000	1,331,000
Issue 21	—	—	—	—	—	—	—	—	R 34.90	40,000
Issue 22	—	—	—	—	—	—	—	—	R 19.90	30,000
Issue 22a	—	—	—	—	—	—	—	—	R 27.90	100,000
Issue 23	—	—	—	—	—	—	—	—	R 22.10	60,000
Issue 23a	R 39.00	44,000	—	—	—	—	R 21.30	48,000	—	—
Issue 24	R 53.85	30,000	—	—	R 53.85	50,000	R 53.85	50,000	R 53.85	100,000
Issue 25	R 49.00	25,000	—	—	R 49.00	25,000	R 49.00	25,000	R 49.00	50,000
Issue 26	R 147.20	30,000	—	—	—	—	R 147.20	25,000	R 147.20	50,000
Issue 27	R 112.83	30,000	—	—	R 112.83	30,000	R 112.83	30,000	R 112.83	50,000
Issue 27a	—	—	R 115.00	250,000	—	—	—	—	—	—
Issue 28	R 79.25	15,000	R 79.25	100,000	R 79.25	30,000	R 79.25	30,000	—	—
Offered and accepted
Issue 29	R 78.00	20,000	78.00	60,000	R 78.00	30,000	R 78.00	30,000	—	—	140,000	175,000
Performance shares(2)	—	—	—	40,000	—	12,000	—	12,000	—	—	64,000
Paid for
Number of shares		—		—		—		—		230,000	230,000	104,000
Weighted average allocated price		—		—		—		—		R 26.56
Returned, lapsed and forfeited
Number of shares		—		—		—		—		—	—	55,000
Weighted average allocated price		—		—		—		—		—

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

46.   DIRECTORS’ PARTICIPATION IN THE SAPPI LIMITED SHARE INCENTIVE TRUST AND PERFORMANCE SHARE INCENTIVE PLAN (Continued)

Executive Directors	JL Job		JCA Leslie		W Pfarl		D G Wilson		E van As (1)		Total 2005	Total 2004
	Allocated	No of	Allocated	No of	Allocated	No of	Allocated	No of	Allocated	No of	No of	No of
	price	shares	price	shares	price	shares	price	shares	price	shares	shares	shares
Outstanding at September 2005
Number of shares held		194,000		450,000		177,000		250,000		250,000	1,321,000	1,347,000
Issue 23a	R 39.00	44,000	—	—	—	—	R 21.30	48,000	—	—
Issue 24	R 53.85	30,000	—	—	R 53.85	50,000	R 53.85	50,000	R 53.85	100,000
Issue 25	R 49.00	25,000	—	—	R 49.00	25,000	R 49.00	25,000	R 49.00	50,000
Issue 26	R 147.20	30,000	—	—	—	—	R 147.20	25,000	R 147.20	50,000
Issue 27	R 112.83	30,000	—	—	R 112.83	30,000	R 112.83	30,000	R 112.83	50,000
Issue 27a	—	—	R 115.00	250,000	—	—	—	—	—	—
Issue 28	R 79.25	15,000	R 79.25	100,000	R 79.25	30,000	R 79.25	30,000	—	—
Issue 29	R 78.00	20,000	R 78.00	60,000	R 78.00	30,000	R 78.00	30,000	—	—
Performance shares(2)	—	—	—	40,000	—	12,000	—	12,000	—	—
Expiry dates
Issue 23a		9-Jun-09		—		—		1-Apr-09		—
Issue 24		21-Dec-07		—		21-Dec-07		21-Dec-07		30-Nov-06
Issue 25		15-Jan-09		—		15-Jan-09		15-Jan-09		30-Nov-06
Issue 26		28-Mar-10		—		—		28-Mar-10		30-Nov-06
Issue 27		13-Feb-11		—		13-Feb-11		13-Feb-11		30-Nov-06
Issue 27a		—		30-Jan-11		—		—		—
Issue 28		14-Jan-12		14-Jan-12		14-Jan-12		14-Jan-12		—
Issue 29		13-Dec-12		13-Dec-12		13-Dec-12		13-Dec-12		—
Performance shares(2)		—		13-Dec-08		13-Dec-08		13-Dec-08		13-Dec-08

Changes in executive directors’ share options, allocation shares and performance shares after year-end

There have been no movements in the above share options and allocation shares since September 2005.

(1)       Relinquished his executive duties in June 2003. From that date until November 2003, Mr Van As participated in ensuring a smooth transition to Mr Leslie, the new Chief Executive Officer.

(2)       Performance shares are issued when all conditions per note 36 are met.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2005

46.       DIRECTORS' PARTICIPATION IN THE SAPPI LIMITED SHARE INCENTIVE TRUST AND PERFORMANCE SHARE INCENTIVE PLAN (Continued)

	Dealings in Sappi Limited Share Incentive Trust and Performance Share Incentive Plan shares for the year ended September 2005						Dealings in Sappi Limited Share Incentive Trust and Performance Share Incentive Plan shares for the year ended September 2004
Director		Date paid for	Number of shares paid for	Allocation price	Market value at date of payment	Gains on shares paid for US$(1)	Date sold	Number of shares sold	Allocation price	Market value at date of sale	Gains on shares sold US$(1)
Executive directors
JL Job	Share Options	—	—	—	—	—	9 March 2004	4,000	R 39.00	R 92.50	32,574
	MIS Bonus	—	—	—	—	—	9 March 2004	1,941	R 0.00	R 92.50	27,399
W Pfarl	Options	—	—	—	—	—	12 December 2003	16,000	R 19.90	R 84.97	162,063
	Options	—	—	—	—	—	12 December 2003	44,000	R 22.10	R 84.97	430,536
WH Sheffield(2)	Trust shares	—	—	—	—	—	26 April 2004	40,000	R 61.00	R 94.50	202,612
	Options	—	—	—	—	—	26 April 2004	40,000	R 61.00	R 94.50	199,468
Non-executive directors
E van As(3)	Trust shares	26 November 2004	24,813	R 56.75	R 77.50	87,383	—	—	—	—	—
	Options	26 November 2004	40,000	R 34.90	R 77.50	289,201	—	—	—	—	—
	Options	26 November 2004	30,000	R 19.90	R 77.50	293,274	—	—	—	—	—
	Options	26 November 2004	60,000	R 22.10	R 77.50	564,145	—	—	—	—	—
	Options	26 November 2004	100,000	R 27.90	R 77.50	841,805	—	—	—	—	—
TOTAL			254,813			2,075,808		145,941			1,054,652

(1)                    Converted from South African Rands to US Dollars at the exchange rates on the date of sale.

(2)                    Resigned as executive director in November 2003.

(3)                    Retired as executive director in November 2003. These shares arose from his participation in the Sappi Limited Share Incentive Trust while an executive director.

Shares issued that have not yet been fully paid for

The following table sets out details of shares issued to each executive director in terms of the Sappi Limited Share Incentive Trust that have not yet been fully paid for.

	Shares issued not yet fully paid for at September 2005				Shares issued not yet fully paid for at September 2004
Director	Number of shares held	Weighted average of allocated price	Weighted average remaining life	Value of outstanding loan (ZAR)	Number of shares held	Weighted average of allocated price	Weighted average remaining life	Value of outstanding loan (ZAR)
Executive directors
E van As(1)	—	—	—	—	24,813	R 56.75	2 months	1,362,000
TOTAL	—	—			24,813			1,362,000

(1)                 Retired as executive director in November 2003

Schedule I

SAPPI LTD
CONDENSED COMPANY INCOME STATEMENT
for the years ended September 2005

	2005	2004
	ZAR million
Operating loss	(17)	(9)
Net income from subsidiaries	3,697	294
Other income	2,377	—
Net finance income	22	5
Profit before taxation	6,079	290
Taxation—Current	38	131
—Deferred	48	10
Net profit for the year	5,993	149

Schedule I (continued)

SAPPI LTD
CONDENSED COMPANY BALANCE SHEET
at September 2005

	2005	2004
	ZAR million
Assets
Non-current assets	15,114	9,729
Property, plant and equipment	8	5
Investments in subsidiaries	12,140	6,897
Related party receivables	2,641	2,447
Loan to Executive Share Purchase Trust	114	121
Deferred tax asset	211	259
Current assets	9	40
Receivables	2	1
Related party receivables	7	39
Total assets	15,123	9,769
Equity and liabilities
Shareholders’ equity	14,982	9,433
Ordinary share capital	239	239
Share premium	6,427	6,427
Non-distributable reserves	7	7
Distributable reserves	8,309	2,760
Non-current liabilities
Related party payables	6	87
Current liabilities	135	249
Trade and other payables	39	42
Related party payables	20	11
Taxation payable	76	196
Total equity and liabilities	15,123	9,769

Schedule I (continued)

SAPPI LTD
CONDENSED COMPANY CASH FLOW STATEMENT
for the years ended September 2005

	2005	2004
	ZAR million
Profit before interest and taxation	6,057	285
Adjustments for non-cash items:
Subsidiary transactions	(5,477)	214
Other	3	2
Cash generated by operations	583	501
Decrease in working capital	(4)	(3)
Net finance income	22	5
Taxation paid	(158)	(22)
Dividends paid	(444)	(484)
Cash utilised in operating activities	(1)	(3)
Increase in non-current assets	1	3
Cash and cash equivalents at end of year	—	—

Schedule I (Continued)

SAPPI LTD
CONDENSED COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
for the years ended September 2005

	Number of ordinary shares	Ordinary share capital	Share premium	Ordinary share capital and share premium	Non-distributable reserves	Distributable reserves	Total
	ZAR million
Balance—September 2003 as reported	239.1	239	6,427	6,666	7	2,826	9,499
Change in accounting policy (refer note 1)	—	—	—	—	—	269	269
Balance—September 2003 restated	239.1	239	6,427	6,666	7	3,095	9,768
Net profit for the year	—	—	—	—	—	149	149
Dividends*	—	—	—	—	—	(484)	(484)
Balance—September 2004	239.1	239	6,427	6,666	7	2,760	9,433
Net profit for the year	—	—	—	—	—	5,993	5,993
Dividends *	—	—	—	—	—	(444)	(444)
Balance—September 2005	239.1	239	6,427	6,666	7	8,309	14,982

*       This dividend relates to the previous financial year’s earnings but was declared subsequent to year-end.

Schedule I (Continued)

SAPPI LTD
NOTES TO THE CONDENSED COMPANY FINANCIAL STATEMENTS
for the year ended September 2005

1.   CHANGE IN ACCOUNTING POLICY

During the year the company adopted the following new standard. Comparative figures have been restated accordingly.

AC 501—Accounting for “Secondary Tax on Companies (STC)”

STC is paid by Sappi Limited at the flat rate of 12.5% in respect of the amount of dividends declared less all dividends which accrue to Sappi Limited (but subject to certain exclusions) during its relevant dividend cycle. An excess of dividends accruing to Sappi Limited over dividends paid may be carried forward to subsequent dividend cycles as a STC credit.

This statement now requires the recognition of a deferred tax asset for unused STC credits to the extent that they will be utilised in the future.

This has resulted in the recognition of a deferred tax asset for unused STC credits. When STC credits are utilised with declaration of dividends it will result in the recognition of a deferred tax charge for STC on the income statement.

The effects of this change in accounting policy on shareholders’ equity and net profits are as follows:

	2005			2004
Increase (decrease)	Gross	Taxation	Net	Gross	Taxation	Net
	ZAR million
Effect on opening balances of shareholders’ equity	—	246	246	—	269	269
Effect on net profit for the year	—	(51)	(51)	—	(22)	(22)

2.   COMMITMENTS

	2005	2004
	ZAR million
Revenue commitments
Operating leases and rentals
—Payable within one year	1	1
—Payable in two to five years	2	3
	3	4

3.   CONTINGENT LIABILITIES

	2005	2004
	ZAR million
Guarantees and suretyships	10,113	5,722

Schedule II

SAPPI
FINANCIAL STATEMENT SCHEDULE
VALUATION AND QUALIFYING ACCOUNTS

	Balance— beginning of year	Costs and expenses	Deductions (principally write-offs)	Foreign currency translation difference	Balance— end of year
	US$ million
Allowance for doubtful debts:
September 2003	17	9	(1)	1	26
September 2004	26	11	(1)	1	37
September 2005	37	1	(21)	—	17