Form 20-F
period 2006-10-01
SAPPI LTD
filed 2006-12-15
CIK 1072483

As filed with the Securities and Exchange Commission on December 15, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐                                     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                                   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 1, 2006

OR

☐                                     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [                        ] to [                       ]

Commission file number 1-14872

☐                                     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report                             [            ]

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

YES ☒                    NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

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

•       references to “IFRS” are to the International Financial Reporting Standards;

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

•       references to “euro”, “EUR” and “€” are to the currency of those countries in the European Union that form part of the common currency of the euro.

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

•       references to “market share” are based upon sales volumes in a specified geographic region during the fiscal year ended October 1, 2006;

•  references to "NBSK" are to northern bleached softwood kraft pulp frequently used as a pricing benchmark for pulp;

•  references to "groundwood" or to “mechanical” are to pulp manufactured using a mechanical process, or where applicable to paper, made using a high proportion of such pulp; and

•  references to "woodfree paper" are to paper made from chemical pulp, which is pulp made from wood fibre that has been produced in a chemical process.

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

EXPLANATORY NOTE
RELATING TO THE FIRST TIME ADOPTION OF
INTERNATIONAL FINANCIAL REPORTING STANDARDS.

The consolidated financial statements of the Sappi Group as of and for the years ended September 2006 and 2005, including the applicable notes thereto, contained in Item 18 “Financial Statements” of this Annual Report on Form 20-F and the consolidated financial information of the Sappi Group as of and for the years ended September 2006 and 2005 contained herein have been aligned with International Financial Reporting Standards (“IFRS’’). The consolidated financial statements and related financial information of the Sappi Group as of and for each of the years ended September 2004, 2003 and 2002, cannot be provided on an IFRS aligned basis without unreasonable effort or expense. The Sappi Group has not amended, and does not intend to amend, its previously filed financial statements for the years affected by the change in accounting policy that ended prior to the year ended September 2005. For this reason, our Annual Reports on Form 20-F for those prior years, the consolidated financial statements and applicable notes thereto, auditors’ reports and related financial information contained in such reports should not be compared to this Annual Report on Form 20-F. For a description of the change in accounting policy and resulting adjustments, see Item 5 “Operating and Financial Review and Prospects,” and note 2 to our Group annual financial statements, included herein.

ACCOUNTING PERIODS AND PRINCIPLES

Unless otherwise specified, all references in this Annual Report to a “fiscal year” and “year ended” of Sappi Limited refer to a twelve-month financial period. All references in this Annual Report to fiscal 2006 and fiscal 2005, or the year ended September 2006 and 2005 refer to Sappi Limited’s twelve-month financial periods ended on October 1, 2006 and October 2, 2005 respectively; references in this Annual Report to fiscal 2007 refer to the period beginning October 2, 2006 and ending September 30, 2007. Our Group annual financial statements included elsewhere in this Annual Report have been prepared in conformity with IFRS, which differ in certain respects from United States generally accepted accounting principles (“United States GAAP” or “US GAAP”); see note 35 to our Group annual financial statements included elsewhere in this Annual Report. On May 13, 2002, we acquired the coated fine paper business of Potlatch Corporation. Our Group financial data for the year ended September 2002 includes the results for the acquired coated fine paper business since its acquisition.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

We publish our Group annual financial statements and all financial data presented in this Annual Report in US dollars on a nominal (non-inflation adjusted) basis. For information regarding the conversion to US dollars in fiscal 2006 and 2005, see note 2 to our Group annual financial statements included elsewhere in this Annual Report.

FORWARD-LOOKING STATEMENTS

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), we are providing the following cautionary statement. Except for historical information contained herein, statements contained in this Annual Report may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters identify forward-looking statements. In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs (including raw materials, energy and employee costs) and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at our key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for our products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired and achieving expected savings and synergies; consequences of our leverage; adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions.

These factors are fully discussed in this Annual Report. For further discussion on these factors, see “Item 3—Key Information—Selected Financial Data”, “Item 3—Key Information—Risk Factors”, “Item 4—Information on the Company”, “Item 5—Operating and Financial Review and Prospects—Financial Condition and Results of Operations”, “Item 10—Additional Information—Exchange Controls” and note 31 to our Group annual financial statements included elsewhere in this Annual Report. You are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Annual Report and are not intended to give any assurance as to future results. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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

We prepare our Group annual financial statements according to International Financial Reporting Standards. There are differences between these principles and those applied in the United States. You can read about the principal differences in note 35 to our Group annual financial statements included elsewhere in this Annual Report.

	Year Ended September
	2006	2005
	(US$ million, except per share data)
Consolidated Income Statement Data:
International Financial Reporting Standards:
Sales(1)	4,941	5,018
Operating profit (loss)	125	(109)
Net (loss)	(4)	(184)
Basic (loss) per share (US cents)	(2)	(81)
Diluted (loss) per share (US cents)	(2)	(81)
Dividends per share (US cents)(3)	30	30

	Year Ended September
	2006	2005	2004	2003	2002
	(US$ million, except per share data)
United States GAAP:
Sales(1)	4,941	5,018	4,728	4,299	3,729
Operating profit (loss)(2)	21	(235)	120	272	402
Extraordinary items	—	—	—	—	6
Net (loss) profit(2)	(116)	(345)	46	148	237
Basic (loss) earnings per share (US cents)(2)	(52)	(154)	20	65	102
Diluted (loss) earnings per share (US cents)(2)	(52)	(154)	20	64	102
Dividends per share (US cents)(3)	30	30	30	29	28

	Year Ended September
	2006	2005
	(US$ million)
Consolidated Balance Sheet Data:
International Financial Reporting Standards:
Total assets	5,517	5,889
Operating assets(4)	5,219	5,452
Total long-term borrowings	1,634	1,600
Shareholders’ equity	1,386	1,589

	Year Ended September
	2006	2005	2004	2003	2002
	(US$ million)
United States GAAP:
Total assets	5,370	5,808	6,419	6,090	4,931
Operating assets(4)	5,066	5,369	5,889	5,465	4,672
Total long-term borrowings	1,734	1,643	1,904	1,869	1,559
Shareholders’ equity(2)	1,356	1,591	1,979	1,908	1,581

Other Information:

	Year Ended September
	2006	2005
	(US$ million, except number of shares data)
International Financial Reporting Standards:
EBITDA(5)	591	381
Weighted average number of ordinary shares in issue (in million)	226.2	225.8

	Year Ended September
	2006	2005	2004	2003	2002
	(US$ million, except number of shares data)
United States GAAP:
EBITDA(2)(5)	466	226	570	656	745
Weighted average number of ordinary shares in issue (in million)	225.3	224.7	225.0	227.6	228.8

(1)                Sales are defined in note 2 to our Group annual financial statements included elsewhere in this Annual Report.

(2)                In 2005, stock compensation of US$12 million was included in the US GAAP equity reconciliation and has been removed. An amount of US$13 million was charged to the 2005 profit and loss accounts in respect of the adoption of FAS 123R. This comprises a US$10 million charge due to the adoption of IFRS 2 and an additional US$3 million being the extra charge as a result of the earlier effective date of FAS 123R compared to IFRS 2. The effect is a change of US GAAP basic and diluted earnings per share from US 148 cents to US 154 cents per share. For a more detailed explanation see note 35 to our Group annual financial statements included elsewhere in this Annual Report.

(3)                The dividends per share were, in each case, declared after the end of the year indicated. For further information on our dividend policy, see “Item 8—Financial Information-Dividend Policy”.

(4)                Operating assets are defined in note 3 to our Group annual financial statements included elsewhere in this Annual Report.

(5)                In connection with the U.S. Securities Exchange Commission (“SEC”) rules relating to “Conditions for Use of Non-GAAP Financial Measures”, we have reconciled EBITDA to net profit rather than operating profit and recalculated EBITDA. As a result our definition has been amended to retain non-trading profit/loss and minority interest as part of EBITDA. EBITDA represents earnings before interest (net finance costs), taxation, depreciation and amortisation (including fellings). Net finance costs includes: gross interest paid; interest received; interest capitalised; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the Group income statement to our Group annual financial statements included elsewhere in this Annual Report for an explanation of the computation of net finance costs. We use EBITDA as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies. EBITDA is a measure used by the group, together with measures of performance under IFRS and US GAAP, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe EBITDA is a useful and commonly used measure of financial performance in addition to net profit, operating profit and other profitability measures under IFRS or US GAAP because it facilitates operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortization methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes we believe EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated. For these reasons, we believe EBITDA and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully. EBITDA is not a measure of performance under IFRS or US GAAP and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company’s operations in accordance with IFRS or US GAAP.

The following table reconciles net (loss) profit to EBITDA.

	Year Ended September
	2006	2005
	(US$ in million)
International Financial Reporting Standards:
Net (loss)	(4)	(184)
Add back:
Depreciation and amortisation (fellings)	466	490
Net finance costs	130	80
Taxation	(1)	(5)
EBITDA	591	381

	Year Ended September
	2006	2005	2004	2003	2002
	(US$ in million)
United States GAAP:
Net (loss) profit	(116)	(345)	46	148	237
Add back:
Depreciation and amortisation (fellings)	446	470	450	385	349
Net finance costs	106	55	93	90	74
Taxation	30	46	(19)	33	85
EBITDA	466	226	570	656	745

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

Risks Related to Our Industry.

We operate in a cyclical industry, which has in the past resulted in substantial fluctuations in our results.

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

The selling prices of the majority of the products manufactured and purchase prices of many of our raw materials used generally fluctuate in line with commodity cycles; however, in fiscal 2006, we may not be able to increase selling prices sufficiently or in time to offset the effects of increased costs, which has an adverse impact on our profitability. Other than maintaining a high level of pulp integration, the hedging techniques applied on our raw materials and products are on a small scale and short term in nature. Movements in prices of pulp and paper products are difficult to predict. Also, there may be periods during which demand for our products is insufficient to enable us to operate our production facilities in an economical manner. A sustained period of weak demand or excess supply would be likely to adversely affect pulp and paper prices which could have a material adverse effect on our operating rates and financial results.

Despite a relatively high level of pulp integration on a Group-wide basis, a significant increase in the prices for pulp or pulpwood could adversely affect our non-integrated and partially integrated operations if they are unable to raise paper prices sufficiently to offset the effects of increased costs.

The majority of our fine paper sales consist of sales to merchants. The pricing of products for merchant sales can generally be changed upon between 30 to 90 days advance notice to the merchant. Sales to converters may be subject to longer notice periods for price changes. Such notice periods generally would not exceed 6 to 12 months. In southern Africa, we have entered into longer-term fixed-price agreements of between 6 to 12 months duration for primarily packaging paper and newsprint sales with domestic customers. Such agreements accounted for less than 5% of consolidated sales during fiscal 2006.

Most of our chemical cellulose sales contracts are multi-year contracts. The pricing is generally based on a formula linked to the NBSK price and reset on a quarterly basis.

For further information, see “Item 4—Information on the Company—Business Overview—The Pulp and Paper Industry”.

The markets for pulp and paper products are highly competitive, and many of our competitors have advantages that may adversely affect our ability to compete with them, particularly in North America.

We compete against a large number of pulp and paper producers located around the world. A recent trend towards consolidation in the pulp and paper industry has created larger, more focused pulp and paper companies. Some of these companies benefit from greater financial resources or operate mills that are lower cost producers of pulp and paper products than our mills. We cannot assure you that each of our mills will be competitive. Furthermore, we cannot assure you that we will be able to take advantage of consolidation opportunities which may arise, or that any failure to exploit opportunities for growth would not make us less competitive. Increased competition, including import duties decrease in accordance with the terms of free trade agreements, could cause us to lose market share, increase expenditures or reduce pricing, any of which could have a material adverse effect on the results of our operations. In addition, competition may result in our being unable to increase selling prices of our products sufficiently or in time to offset the effects of increased costs without losing market share, as occurred in Europe in fiscal 2006, which has an adverse impact on profitabily.

Our North American business has experienced significant losses in recent years partly due to competition, and it may face additional competitive challenges in returning to profitability. There was a significant amount of coated fine paper capacity added in China in 2005. Some of this capacity may be exported to the US, depressing domestic operating rates and potentially also depressing prices. While we believe our North American business is competitive compared to our US competitors, the assets of our North American business are small in comparison to new world-scale coated fine paper machines. The cost position of our machines in relation to imports from both Asia and Europe may be less competitive due to a variety of factors including currency, fuel costs, shipping charges, duties, and market pulp prices. A significant strengthening of the US dollar in comparison to the euro could attract a significant amount of imports from Europe.

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

For further information, see “Item 4—Information on the Company—Business Overview—Environmental and Safety Matters—Environmental Matters” and “Item 5—Operating and Financial Review and Prospects—Environmental Matters”.

The availability and cost of Insurance cover can vary considerably from year to year as a result of events beyond our control, and this can result in our paying higher premiums and periodically being unable to maintain the levels or types of insurance carried.

The insurance industry remains cyclical and catastrophic events can change the state of the insurance market, leading to sudden and unexpected increases in premiums and deductibles and unavailability of coverage due to reasons totally unconnected with our business.

Although we have successfully placed the renewal of our 2006/2007 insurance cover at rates lower than 2005/2006 and self-insured deductibles for any one property damage occurrence have remained at $25 million, with an unchanged aggregate limit of $40 million, we are unable to predict whether past or future events will result in less favourable terms. For property damage and business interruption, there generally does not seem to be cost effective cover available to full value, however the directors believe that the loss limit cover of $1 billion should be adequate for what they have determined as the reasonably foreseeable loss for any single claim.

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

At September 2006, our total interest-bearing borrowings were $2,328 million. While reduction of borrowings is a priority, opportunities to grow within our businesses will continue to be evaluated, and the financing of any future acquisition or capital investment may include the incurrence of additional indebtedness.

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

Exchange control restrictions may restrict the transfer of funds directly or indirectly between our subsidiaries or between the parent company and our subsidiaries. We may also incur tax costs in connection with these transfers of funds. As a consequence, the ability of Sappi Limited or any of our subsidiaries to make scheduled payments on its debt will depend on its financial and operating performance, which will depend on various factors beyond our control, such as prevailing economic and competitive conditions. If Sappi Limited or any of our subsidiaries is unable to achieve operating results or otherwise obtain access to funds sufficient to enable it to meet its debt service obligations, it could face substantial liquidity problems. As a result, it might need to delay investments or dispose of material assets or operations. The timing of and the proceeds to be realised from any such disposition would depend upon circumstances at the time.

Labour agreements are under negotiation at several of our mills.

The Cloquet and Muskegon Mills United Steelworkers union contracts that expired in April 2006 and August 2005 respectively are under negotiation. Collective labour agreements have been renegotiated for all sites in Europe during fiscal 2006, with minor disruption to operations at only one site. At our southern African mills wage negotiations occur annually and in 2006 negotiations were completed in August 2006.

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

Since the adoption of the euro by the European Union on January 1, 1999 (when the euro was trading at approximately $1.18 per euro), it has fluctuated against the US dollar to approximately $1.27, $1.20 and $1.23 per euro at the end of fiscal 2006, 2005 and 2004, respectively. It reached a low of approximately $0.83 per euro on October 25, 2000 and, on December 6, 2006, was trading at approximately $1.33 per euro.

In recent years, the value of the Rand against the US dollar has fluctuated considerably. It has moved against the US dollar to approximately R7.77, R6.37 and R6.43 per US dollar at the end of fiscal 2006, 2005 and 2004, respectively. The Rand reached a low of approximately R13.90 per US dollar on December 21, 2001. Since then, it has appreciated and on December 6, 2006 was trading at approximately R7.08 per US dollar.

For further information, see notes 21 and 31 to our Group annual financial statements included elsewhere in this Annual Report and “Item 5—Operating and Financial Review and Prospects —Operating Results—currency fluctuations”.

There are risks relating to the many countries in which we operate that could impact our earnings or affect your investment in our Company.

We own manufacturing operations in five countries in Europe, four states in the United States, South Africa, Swaziland and have an investment in a joint venture in China. These risks arise from being subject to various economic, fiscal, monetary, regulatory operational and political factors that affect companies generally and which may change as economic, social or political circumstances change. See “Item 5—Operating and Financial Review and Prospects—South African Economic and Political Environment” and “Item 5— Operating and Financial Review and Prospects—South African Exchange Controls”.

Our geographic diversity may help to mitigate these risks. In fiscal 2006, 44% of our sales originated from Europe, 29% from North America and 27% from southern Africa. 42% of our operating assets were located in Europe, 26% in North America and 32% in southern Africa. In the fiscal year 2006 our operations outside southern Africa had an operating loss of US$49 million and our operations in southern Africa had an operating profit of US$174 million.

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

We sell a significant portion of our products to several major customers, including PaperlinX, Unisource Worldwide Inc., xpedx and Antalis. Any adverse development affecting our principal customers or our relationships with our principal customers could have an adverse effect on our business and results of operations. See “Item 4—Business Overview—Marketing and Distribution—Sappi Fine Paper—Customers” and “Item 4—Business Overview—Marketing and Distribution—Sappi Forest Products—Customers”.

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

The principal trading market for the ordinary shares of Sappi Limited is the JSE Limited (“JSE”) (formerly the JSE Securities Exchange South Africa). Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major international markets. In fiscal 2006, 251 million ordinary shares of Sappi Limited were traded on the JSE and 58 million ADSs were traded on the New York Stock Exchange. See “Significant shareholders may be able to influence the affairs of our Company”, “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders”, “Item 9—The Offer and Listing—Offer and Listing Details” and “Item 9—The Offer and Listing—Markets”.

Significant shareholders may be able to influence the affairs of our Company.

Although our investigation of beneficial ownership of our shares identified only two beneficial owners of more than 5% of our ordinary shares, holding approximately 19.9%, as shown in our shareholders’ register at September 30, 2006, the five largest shareholders of record, four of which are nominees that hold shares for a multitude of beneficial owners, owned approximately 93% of our ordinary shares. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders”.

ITEM 4.     INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Sappi Limited is a public company incorporated in the Republic of South Africa. Its principal executive offices are located at 48 Ameshoff Street, Braamfontein, Johannesburg, 2001, Republic of South Africa and its telephone number is +27-11-407-8111.

Sappi Limited was founded and incorporated in 1936 in South Africa and is a corporation organised under the Companies Act 61 of 1973 of the Republic of South Africa.

Until 1990, we primarily expanded our operations within southern Africa. Since 1990, we have grown through acquisitions outside of southern Africa. In the mid 1990’s we acquired S.D. Warren Company, a market leader in the United States in coated fine paper and a major producer of other speciality paper products. It now conducts business as Sappi Fine Paper North America. In the late 1990’s we acquired KNP Leykam, a leading European producer of coated fine paper. KNP Leykam now conducts business as Sappi Fine Paper Europe. On May 13, 2002, we acquired Potlatch Corporation’s coated fine paper business and have integrated it in Sappi Fine Paper North America.

In December 2004 we acquired 34% of Jiangxi Chenming Paper Company, a joint venture which commissioned in mid-2005 a coated mechanical paper machine, mechanical pulp mill and de-inked pulp mill in China.

In August 2006, we announced the expansion of the existing capacity at Sappi Saiccor in South Africa, where Chemical Cellulose products are produced. The current capacity of the mill is approximately 600,000 metric tonnes per annum. The expansion will increase capacity by a net 225,000 metric tonnes per annum. The estimated cost of the project is $460 million. Funding for the project is to be sourced mainly from existing financing facilities in South Africa.

In April 2006, Sappi announced a black economic empowerment transaction involving the sale of identified forestry land to a South African empowerment partner. Certain conditions to the formal conclusion of the transaction have not yet been met, and therefore, no transactions under the arrangement have been effected.

For information on our principal investments and capital expenditures, see the description of our business in “—Business Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

We currently have our primary listing on the JSE Limited (Johannesburg Stock Exchange) and have secondary listings on the New York and London Stock Exchanges.

BUSINESS OVERVIEW

Business Strategy

Our objective for the coming years is to build on our position as a global leader in the coated fine paper market, which was from the beginning of the 1990’s one of the fastest growing market sectors in the paper industry, and to explore opportunities across the broad spectrum of coated paper to utilise our experience in paper coating as well as the chemical cellulose market and to support this with a high level of economic pulp integration. These represent our core products and sectors in the paper and forest products industry. We will continue to invest in our southern African businesses which have important market shares. The key elements of our business strategy are and have been as follows:

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

We believe our asset base has some of the lowest cost and most efficient assets in the coated fine paper sector in the world. We maintain a rigorous focus on costs, and actively manage our asset base, including divesting or closing non-performing assets. We have closed 14 paper machines since 1995, including the recent closure of the Nash Mill.

We maintain an investment policy that is focused on high return projects. A significant portion of our investments are designed to increase production capacity, reduce costs and improve product quality.

Drive growth through market focus and innovation.

The Sappi Group operations represent the originators of many of the major innovations in the industry in the last century. We continue to maintain a focus on innovation through our research and development centres in Europe, North America and South Africa and have established multi-regional, multi-discipline teams to ensure that we transfer knowledge throughout the Group and implement best practice and that our research and development effects are market oriented. We intend to allocate additional resources to marketing, innovation and technology. This includes the creation of multi-regional marketing teams and their links with the relevant technology teams.

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

In recent years the industry has experienced significant strategic changes. The high costs associated with building new paper mills and establishing and growing market share has led to companies focusing on acquisition, rather than construction, of new capacity. In China, however, rapid economic growth and government incentives spurred massive investment in the pulp and paper industry. Over the last 5 years, paper and board capacity increased 73%. This development has led to a reduction in events of significant dislocations in the supply/demand balance typically associated with the entry of new production capacity into established markets. With increased capacity in 2006 China is no longer a net importer of coated fine paper. Another result of this trend has been a greater concentration of production capacity among fewer producers. Many leading industry producers now focus on fewer core grades and have divested non-core assets that are not part of the industry or which have been considered not consistent with long-term strategies. The regional and global market shares of leading producers have increased significantly over the past decade.

The following table shows a breakdown and description of the major product categories Sappi participates in, the products in these categories and the typical uses for such products. We have produced and sold each of these products in each of our last three fiscal years.

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

Timber products:	Sawn timber for construction and furniture manufacturing purposes.

The following table sets forth selected pulp and paper prices in certain markets for the periods presented.

	Year Ended September
	2006		2005		2004
	Low	High	Low	High	Low	High
Coated Fine Paper
100 gsm delivered Germany (euro per metric tonne)(1)	790	825	845	845	840	855
60 lb. delivered US (US$per short tonne)(2)	900	960	870	920	760	840
Uncoated Fine Paper
50 lb. delivered US (US$per short tonne)(3)	700	850	700	770	575	750
Paper Pulp
NBSK (US$per metric tonne)(4)	595	715	585	655	540	660
Chemical cellulose
92 alpha (US$per metric tonne)(5)	650	775	600	780	600	780

(1)      100 gsm sheets, RISI.

(2)      60 lb. Coated Web, RISI.

(3)      50 lb. Offset, RISI.

(4)      Northern Bleached Softwood Kraft Pulp CIF Northern Europe, RISI.

(5)      Selected indicative prices, Sappi.

Fine Papers

Our fine paper activities are divided into coated and uncoated fine paper and speciality paper grades.

Coated Fine Paper.   Major end uses of coated fine paper include high-end magazines, catalogues, brochures, annual reports and commercial printing. Coated fine paper is made from chemical pulp and is coated on one or both sides for use where high reprographic quality is required. The majority of coated fine paper production is coated on two sides, permitting quality printing on both sides of the paper. Paper that is coated on one side is used in special applications such as consumer product and mailing label applications.

Our 2006 North American coated fine paper sales volume was 26% in sheet form and 74% in reel form. The sheet volume is largely influenced by brochure and general commercial printing activities and printers using mainly sheetfed offset lithographic printing processes, which are not particularly seasonal, and corporate annual reports, which result in heaviest demand during the first calendar quarter. Reels volume is heavily influenced by catalogue and text book activity, which results in heaviest demand during the third calendar quarter, and publication printer activity, which is not particularly seasonal. These printers principally use heatset web offset printing processes.

Our 2006 European business’ sales volumes of coated fine paper were 72% in sheet form and 28% in reels form. Due to the diversity in languages in the European market, the print editions of brochure and general commercial printing activities are considerably smaller than in the US market. This translates into a significantly higher volume in sheets. The seasonal patterns of both sheets and reels are mostly influenced by the catalogue business. This segment has its highest seasonal activity in the spring, when the fashion catalogues come out, and the autumn, when the Christmas catalogues and holiday brochures are printed. Commercial print and publishing business provide a more steady demand in this market.

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

Packaging Paper.   As with fine paper, the market for packaging papers is affected by cyclical changes in the world economy, local economic growth, retail sales and by changes in production capacity and output levels. The southern African containerboard market has been positively affected by strong gross domestic product growth and corresponding growth in retail sales during fiscal 2006. Demand for sack kraft is largely driven by the demand for cement, potatoes, sugar and milling products. Sappi’s sack kraft market share was negatively affected by lower priced imported products and production constraints in 2005, a trend that continued through 2006 despite positive demand growth in the local market.

Over the past year, the kraft linerboard (KLB) price recovered. During September 2006 US East price for 42lb KLB traded at US$ 515 per short ton, US$120 higher than September 2005, which traded at US$395. In the South African domestic market, we have entered into medium-term contractual commitments with converters of containers, sacks and bags. These commitments include certain volume targets and, in some cases, as is customary in the market, fixed prices for periods of 12 months.

Groundwood Products

Newsprint.   The Ngodwana mill produces newsprint. The worldwide market for newsprint is a low growth sector in the paper industry and was adversely affected during the early 1990s by substantial increased capacity and stagnating demand from, and cost-cutting measures imposed by, major newsprint end-users. Since 1999 consumption of newsprint in the United States has declined every year and as of calendar year 2005 was 21% lower than in 1999. Consumption in South Africa has however grown on the back of new titles and greater penetration of freesheets.

Coated Groundwood.   Coated groundwood paper, primarily used for magazines, catalogues and advertising materials, has been one of the fastest growing paper grades in the paper industry in recent years. The segment is also one of the most consolidated segments of the paper industry. Demand for coated magazine paper is influenced by magazine circulation and demand for advertising, and by the price difference relative to coated fine paper and to uncoated groundwood paper as substitution between these grades is possible, depending on quality requirements and price levels. Western European producers are the leading producers of coated groundwood globally. Rapid capacity expansion by leading producers in the early 1990s led to volatile pricing and the development of a significant export business from Europe, primarily to North America and Asia. Pricing development has been more stable in the past three years.

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

In line with the global economy, pulp demand was low throughout 2002 and 2003 and price fluctuations were driven primarily by supply management and the consequent impact on inventories. Accordingly, NBSK prices fluctuated considerably with a difference of $180 per metric tonne between a high of $560 and a low of $380 during fiscal 2002 and 2003. Higher demand during the first six months in fiscal 2004 caused pulp prices to trade at a higher base, with prices reaching a high of $655 and a low of $585. Lagging paper market demand in especially Asia and Europe caused pulp demand to decline during the latter part of 2004 and the beginning 2005. The pulp market however improved towards the end of 2005 and remained firm during 2006. As a result NBSK prices averaged $695 during 2006, a $50 premium compared to 2005, pulp prices continued to increase during 2006, trading at $770 in October 2006.

Market unbleached kraft pulp (UKP) is used in the production of packaging papers, including kraft linerboard and sack kraft and for certain niche products such as oil and air filters. The market price of UKP generally follows the price trends of other paper pulp grades.

Chemical cellulose.   The viscose staple fibre (VSF) industry which manufactures textile and non-woven fibres is the largest market segment for chemical cellulose. Prices of VSF grade chemical cellulose generally follow those of the European NBSK. Over the past decade, the price of VSF grade chemical cellulose has ranged from a high of over $1,000 per metric tonne in the fourth quarter of 1995, to a low of $470 per metric tonne in the second quarter of 2002. During the past year, prices of VSF grade chemical cellulose were weaker at the beginning of the fiscal year but subsequently strengthened during the year, reaching a high in the fourth fiscal quarter of 2006 of $775 per metric tonne. This level is expected to continue in the short term. Prices of the higher purity chemical cellulose used in applications other than for VSF products tend to be more stable and are largely unrelated to the price of NBSK. The manufacture of cellulose acetate flake (used in the manufacture of acetate tow for cigarette filter tips) is the second largest application for chemical cellulose after viscose staple fibre. The market price for chemical cellulose used for cellulose acetate flake production has increased to levels above $900 per metric tonne and is set by competitive forces within this specific market.

Timber Products

Our timber products operations are concentrated in South Africa and consist of sawn timber for the building industry and components for the furniture and packaging industry.

Business Review

We are a leading global producer of coated fine paper and chemical cellulose.

We are a geographically diverse global paper company with significant manufacturing operations on three continents and sales in over 100 countries. During fiscal 2006, we had sales of $4,941 million, operating profit of $125 million and net loss of $4 million. We currently have a paper production capacity of approximately 5.1 million metric tonnes per annum, chemical cellulose production capacity of 600,000 metric tonnes per annum and paper pulp production capacity of 2.9 million metric tonnes per annum.

Our operations are currently structured around two business units (segments):

•       Sappi Fine Paper, which has fine paper and related paper pulp businesses in North America, Europe, South Africa and a 34% share in a Chinese joint venture; and

•       Sappi Forest Products, which produces commodity paper products (newsprint and packaging papers), pulp (including chemical cellulose and hardwood and softwood pulp) and forest and timber products (including pulpwood, sawlogs and sawn timber) for southern Africa and export markets. Sappi Forest Products is based in South Africa.

We also operate a trading network for the international marketing and distribution of our products outside our core operating regions of North America, Europe and southern Africa. Our trading operation, which we refer to as Sappi Trading, co-ordinates our shipping and other logistical functions for exports from southern Africa, Europe and North America. All sales and costs associated with Sappi Trading are allocated to the two business units.

The markets for our pulp and paper products are significantly affected by changes in industry capacity and output levels and by cyclical changes in the world economy. For further information, see “—Information on the Company—Business Overview—The Pulp and Paper Industry” and
“Item 5—Operating and Financial Review and Prospects”.

The chart below represents the operational rather than the legal or ownership structure of Sappi as of November 2006. Units shown are not necessarily legal entities.

The following table sets forth certain information with respect to our operations for, or as at the end of, the year ended September 2006.

	Sappi Fine Paper			Sappi	Corporate
	North America	Europe	South Africa	Forest Products	And Other	Total
	(US$million, metric tonnes in thousands)
Sales volume (metric tonnes)	1,426	2,450	328	2,995	—	7,199
Sales	1,439	2,194	325	983	—	4,941
Operating profit	(16)	(27)	(6)	175	(1)	125
Operating assets(1)	1,334	2,196	196	1,407	86	5,219

(1)                Operating assets as defined in note 3 to our Group annual financial statements included elsewhere in this Annual Report.

SAPPI FINE PAPER

Overview

Sappi Fine Paper is the largest business sector of Sappi and contributed approximately 58% of our sales volumes in fiscal 2006. It has the capacity to produce 4.2 million metric tonnes of paper per annum at its 14 paper and related paper pulp mills located on three continents. Sappi Fine Paper manages its business in three principal regions: Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Fine Paper South Africa.

The following chart sets forth certain information with respect to the mills and principal products of Sappi Fine Paper as of November 2006.

The following table sets forth approximate annual production capacity with respect to Sappi Fine Paper’s products.

	Annual Production Capacity
	North America	Europe	South Africa		Total
Production capacity (000s metric tonnes):
Fine paper
Coated(1)	1,260	2,605	80		3,945
Uncoated(2)	—	35	270		305
Total(3)	1,260	2,640	350		4,250
Paper pulp	900	680	160		1,740
Percentage paper pulp integration(4)	115%	46%	59	%(5)	65%

(1)        Includes coated fine paper, coated groundwood paper and speciality papers.

(2)                Includes 30,000 metric tonnes of tissue manufactured at the Stanger mill in South Africa and 14,000 metric tonnes of kraft manufactured at the Enstra and Adamas mills in South Africa.

(3)                Excludes Chinese joint venture tons.

(4)                Includes pulp used internally and pulp sold.

(5)                Sappi Forest Products provides most of the additional pulp requirements of our South African fine paper operations.

Facilities and Operations

Sappi Fine Paper North America

Sappi Fine Paper North America is a leading producer and supplier of coated fine paper in the United States. Sappi Fine Paper North America also produces a variety of other fine paper, including coated speciality paper.

Sappi Fine Paper North America is headquartered in Boston, Massachusetts, and operates four paper mills in the United States in Somerset, Maine; Muskegon, Michigan; Westbrook, Maine; and Cloquet, Minnesota. These four mills have a total annual production capacity of approximately 1.3 million metric tonnes of paper and a capacity of approximately 0.9 million metric tonnes of paper pulp, which represents approximately 115% of Sappi Fine Paper North American pulp requirements. This significantly reduces Sappi Fine Paper North America’s exposure to fluctuations in the price of market pulp that are not driven by fluctuations in wood or other major raw material prices. In July 2005, we announced the closure of the Number 4 paper machine and the mothballing of the pulp mill at Muskegon, which had an annual production capacity of 105,000 metric tonnes of paper and 110,000 metric tonnes of pulp, respectively.

Coated paper accounted for approximately 76% of Sappi Fine Paper North America’s sales in fiscal 2006. Speciality paper and pulp accounted for the remaining 24%.

The following table sets forth sales by product for our North American operations, including contribution from the closed Muskegon assets in fiscal 2005.

	Year Ended September
	2006	2005(1)
Sales (US$ million)
Coated fine paper	1,094	1,148
Speciality paper and other(2)	345	310
Total	1,439	1,458

(1)                Includes sales for the Number 4 paper machine at Muskegon mill during fiscal 2005, which contributed $83 million of sales (68,300 metric tonnes).

(2)                Other consists primarily of market pulp.

For the year ended September 2006, Sappi Fine Paper North America sold approximately 1,426,000 metric tonnes of paper and pulp products. The following table sets forth, as of September 2006, the production capacity, number of paper machines, products, pulp integration and capital expenditures at each of our continuing mills in North America.

	Mill Locations
	Somerset	Muskegon	Westbrook	Cloquet
Production capacity (000s metric tonnes)
Paper	760	170	30	300
Market pulp	110	—	—	230
Number of paper machines	3	1	1	2
Products:
Paper	Coated Fine Paper	Coated Fine Paper	Casting release paper	Coated fine paper
Market pulp	Bleached kraft pulp	—	—	Bleached kraft pulp
Percentage pulp integration(1)	101%	None	None	227%
Capital expenditures (October 2004- September 2006) (US$million)	45	14	8	39

(1)                Includes pulp sold to third parties.

Cloquet.   The Cloquet mill has two paper machines and an offline coater, producing premium coated paper. The newest machine and coater were installed in 1988 and 1989, respectively. The pulp mill started up by the previous owner in 2000 at a total cost of $525 million is the newest pulp mill in the United States. The Cloquet paper machines have an annual production capacity of 300,000 metric tonnes of coated paper, and the state-of-the-art pulp mill has an annual production capacity of 410,000 metric tonnes.

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

Sappi Fine Paper North America also operates a coated paper sheeting and distribution facility in Allentown, Pennsylvania, which was completed in 1994 and has an annual sheeting capacity of approximately 100,000 metric tonnes. The Allentown facility produces sheet paper primarily from the Cloquet mill.

Sappi Fine Paper Europe

Sappi Fine Paper is a leading producer of coated fine paper in Europe and a producer of commercial printing paper, coated groundwood paper and speciality paper used in packaging, labelling and laminating. Sappi Fine Paper Europe’s operations consist of seven mills with an aggregate annual production capacity of approximately 2.6 million metric tonnes of paper and 680,000 metric tonnes of related paper pulp. Sappi Fine Paper Europe’s headquarters are located in Brussels, Belgium.

The following table sets forth sales by product for our Sappi Fine Paper Europe operations, including contribution from the Nash mill until May 2006.

	Year Ended September
	2006	2005
Sales (US$ million):(1)
Coated fine paper(2)	1,917	1,934
Uncoated fine paper	38	35
Speciality coated paper and other	239	270
Total	2,194	2,239

(1)                Includes sales for the Nash mill, which contributed $23 million of sales (16,442 metric tonnes) in fiscal 2006 and $42 million of sales (31,651 metric tonnes) in fiscal 2005.

(2)                Includes coated mechanical paper produced at Lanaken mill.

For the year ended September 2006, Sappi Fine Paper Europe sold approximately 2,450,000 metric tonnes of paper and pulp products. The following table sets forth the annual production capacity, number of paper machines, products, pulp integration and capital expenditures at each of Sappi Fine Paper Europe’s mills in Europe.

	Mill Location
	Germany		Austria	Netherlands		Belgium	United Kingdom
	Alfeld	Ehingen	Gratkorn	Maastricht	Nijmegen	Lanaken	Blackburn
Paper capacity (000s metric tonnes)	360	250	860	320	240	490	120
Number of paper machines	5	1	2	2	1	2	1
Products	Coated and Uncoated fine paper, coated specialities paper	Coated fine paper and uncoated fine paper	Coated fine paper and uncoated fine paper	Coated fine paper and coated speciality paper	Coated fine paper	Coated groundwood paper and coated fine paper	Coated fine paper
Percentage pulp integration(1)	60%	79%	58%	None	None	53%	None
Capital expenditures (October 2004 to September 2006) (US$ million)	19	94	67	22	7	24	3

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

Ehingen.   The Ehingen mill is located to the southeast of Stuttgart, Germany and was acquired by Hannover Papier, predecessor entity to Sappi Alfeld, in 1987. A paper machine with a capacity of 180,000 metric tonnes per annum of coated fine paper was commissioned in July 1991, expanding Ehingen from a market pulp mill into an integrated pulp and paper mill. During 1994 the construction of a high-rack warehouse was completed. As a result of upgrades during 1994 and 1996, Ehingen’s total paper capacity was increased to 235,000 metric tonnes per annum. During August and September 2006 the paper machine was rebuilt and started up together with a new coater allowing a significant quality upgrade from single coated to triple coated fine paper with capacity of approximately 250,000 metric tons per annum. The pulp mill’s capacity is currently 135,000 metric tonnes per annum of TCF bleached sulphite pulp. The pulp is produced mainly for internal use, but is also sold to third party customers.

Gratkorn.   Paper has been produced at the Gratkorn, Austria site for more than four centuries. In course of a major expansion and renovation project the Gratkorn mill has been transformed from a five-machine mill into a two-machine mill. As a result of this project, Gratkorn now has an annual capacity of 860,000 metric tonnes of triple-coated fine paper on just two paper machines and 250,000 metric tonnes of TCF chemical pulp. The machines at Gratkorn are among the largest and most efficient paper machines in the world. After extension of Gratkorn’s sheeting plant it also has an annual sheet finishing capacity of 800,000 metric tonnes.

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

Nash.   The Nash mill in Hemel Hempstead, England operated as a paper mill since the 1800s and manufactured a variety of different grades of paper and board. The mill’s principal products were its branded and watermarked business papers, sold under the Croxley brand name, and its wide range of white and coloured boards, sold under the Vanguard brand name. The mill had the capacity to produce 30,000 metric tonnes of paper and board per annum. During May 2006 production at Nash mill was terminated and the production of several special grades has been transferred to facilities in Sappi Southern Africa.

Sappi Fine Paper South Africa

Sappi Fine Paper, through Sappi Fine Paper South Africa, produces and markets a wide range of coated, uncoated and speciality papers as well as crêped tissue and fibreboard in South Africa. Sappi Fine Paper South Africa is headquartered in Johannesburg. In the uncoated fine paper sector, Sappi Fine Paper operates one integrated pulp and uncoated paper mill, Enstra (located near Johannesburg). Stanger (located north of Durban) uses bagasse (the fibrous residue of sugar cane) to produce coated fine paper and tissue. A smaller paper mill, Adamas (located in Port Elizabeth) utilises pulp from our pulp mills and waste paper to produce speciality paper and some kraft products. Adamas now also produces branded printing paper and board, previously produced at the Nash mill in the United Kingdom. Sappi Fine Paper South Africa is the only producer of coated fine paper in South Africa.

The following table sets forth sales by product for our Sappi Fine Paper South Africa operations.

	Year Ended September
	2006	2005
Sales (US$million):
Coated fine paper	61	67
Uncoated fine paper	191	188
Speciality paper and other	73	68
Total	325	323

The following table sets forth the annual paper production capacity, number of machines, products, pulp integration and capital expenditures at each of the mills of Sappi Fine Paper South Africa.

	Mill Locations
	Enstra	Stanger	Adamas
Paper capacity (000s metric tonnes)	200	110	40
Number of paper machines	3	2	2
Products	Uncoated fine Paper	Coated fine Paper, coated label paper and tissue	Prestige stationary, branded printing paper and board, envelope paper and corrugated medium
Percentage pulp integration	63%	77%	None
Capital expenditures (October 2004-September 2006) (US$million)	16	17	8

Enstra.   The Enstra mill is the largest mill of Sappi Fine Paper South Africa, with a capacity of approximately 200,000 metric tonnes of elemental chlorine-free uncoated fine paper products per annum. In 1996, the Enstra mill completed a $96 million capital expenditure programme. This programme increased capacity by 50,000 metric tonnes per annum and has resulted in improved production efficiency and product quality. The product range at the Enstra mill caters to the business forms, scholastic, office, envelope and general printing industries. The mill has a capacity of 105,000 metric tonnes per annum of bleached hardwood pulp. The mill uses an oxygen bleaching process, which is a process that was developed at the mill in the 1970s and has since become the industry standard.

Stanger.   The Stanger mill commenced operations in 1976. It is unique in South Africa in that it uses bagasse as its basic raw material to produce high quality matte and gloss coated art papers and tissue. Art paper is used for high quality books and magazines, brochures, annual reports and labels. A $26 million upgrade of the mill’s paper machine was completed in August 2001, increasing the coated paper capacity to 80,000 metric tonnes per annum. The mill also produces 30,000 metric tonnes of tissue per annum and has a capacity of 60,000 metric tonnes of bleached bagasse pulp per annum. A $11 million upgrade on the bleach plant in 2006 converted the mill to an elemental chlorine free bleaching process.

Adamas.   The Adamas mill is a small speciality mill. It produces high quality, uncoated prestige papers and boards in a variety of colours and embossing patterns. It also produces branded printing paper and board, previously produced at the Sappi Nash mill in the United Kingdom. The Adamas mill also produces packaging and industrial grades from waste paper. The mill has a capacity of 40,000 metric tonnes of paper per annum. This mill purchases wastepaper and bleached pulp from other mills in the Sappi Group.

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

Our trading network, Sappi Trading, co-ordinates the international marketing and distribution of our fine paper products outside our core regions. Sappi Trading operates in Hong Kong (China), Sydney (Australia), Sao Paulo (Brazil), Shanghai (China), Konstanz (Germany), Nairobi (Kenya), Mexico City (Mexico), Singapore, Johannesburg and Durban (South Africa), Zurich (Switzerland), Taipei (Taiwan), New York (United States). It manages a network of agents around the world handling exports to over 100 countries. Sappi Trading also manages the export logistics of the southern African and United States operations.

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

Sappi Fine Paper North America

Sappi Fine Paper North America’s coated paper sales structure is organised in 6 regions with sales representatives located in all major market areas, and 6 technical representatives located in different regions in North America supporting the sales effort.

Approximately 6% of Sappi Fine Paper North America’s coated fine paper sales for fiscal 2006 were outside North America. Sappi Fine Paper North America’s sales outside North America are handled in southern Africa by Sappi Fine Paper South Africa, in Europe by Sappi Fine Paper Europe and by Sappi Trading outside those regions.

In 2006, the Sappi Fine Paper North America sales force sold coated graphic paper to approximately 350 merchant distribution locations. By selling exclusively through merchant channels, Sappi Fine Paper North America believes it has created a loyal group of merchant customers. Rather than competing with merchant distributors, the Sappi Fine Paper North America sales force focuses on generating demand with key printers, publishers and end users, which are then serviced by the merchant distributors.

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

Sappi Fine Paper South Africa

Sappi Fine Paper South Africa has a marketing and sales and technical support team based in four major centres in South Africa and one in the United Kingdom (Nash). Approximately 22% of the sales of Sappi Fine Paper South Africa in fiscal 2006 were outside of southern Africa to markets in Europe, Africa, Asia and North and Latin America. The products of Sappi Fine Paper South Africa are distributed in southern Africa primarily through merchants. In addition, some large volume orders are sold directly to printers and converters.

Customers

Sappi Fine Paper sells its products to a large number of customers, many of whom have long-standing relationships with us. These customers include merchants, converters and other direct consumers.

The most significant merchant customers, based on sales during fiscal 2006, include:

North America:   xpedx (a division of International Paper Company), Unisource Worldwide, Inc. (a majority interest of which is owned by Bain Capital Corporation), Lindenmeyr Paper Company (owned by Central National Gottesman Inc.) and a select number of regionally strong merchants;

Europe:   PaperlinX, Antalis (owned by Sequana Capital), IGEPA group and Papyrus.

Southern Africa:   Antalis SA (Pty) Limited, Peters Papers and Finwood Papers (a division of Buhrmann Paper Merchant Division).

Only one of these merchant distributors, PaperlinX, represented more than 10% of our total sales during fiscal 2006.

Sappi Fine Paper’s converter customers include both multinational and regional converters. The most significant converter customers, based on sales during fiscal 2006, include: VanLeer, Fasson, Jackstadt, VAW Flexible Packaging, Alcan, UCB Transpac, Lawson Mardon Packaging and Perstop. These

customers use our products in the production of pressure sensitive and other types of labels as well as flexible packaging. Nampak, the CTP Group of companies, Paarl Media Lithotech, Merpak and Freedom Stationery and Silvery are also significant converter customers. These companies use our products in the production of packaging products. No converter customer, however, represented more than 10% of our total sales during fiscal 2006.

Merchant sales constitute the majority of our fine paper sales. Pricing of fine paper products is generally subject to change upon notice of 30 days with longer notice periods (typically 3 to 6 months) for some large end-use customers. Sales to converters may be subject to longer notice periods, which would generally not exceed 12 months. We have long-standing relationships with most of our customers, with volume and pricing generally agreed on a quarterly basis.

Competition

Overview

Although the markets for pulp and paper have regional characteristics, they are highly competitive international markets involving a large number of producers located around the world.

Pulp and paper are subject to relatively low tariff protection in major markets, with existing tariff protections being further reduced under the World Trade Organization (“WTO”). In South Africa, for example, no tariffs are imposed on imports of pulp and newsprint as well as most uncoated and coated woodfree products, with the exception of A4 office paper.

Competition in markets for our products is primarily based on price, quality, service, breadth of product line, product innovation and sales and distribution support. The speciality paper market puts greater emphasis on product innovation and quality as well as technical considerations. The packaging paper and newsprint markets place more emphasis on price.

In Europe and North America production capacity closures of more than one million metric tonnes of coated fine paper and 800,000 metric tonnes of mechanical coated paper has been announced during 2005 and 2006 by the industry of which 15% was by Sappi. Of these announcements, approximately 900,000 metric tonnes of coated fine paper and 520,000 metric tonnes of mechanical coated paper closures were realised at the end of fiscal 2006.

North America

The major domestic coated fine paper producers which compete with Sappi Fine Paper in North America are NewPage (formerly part of MeadWestvaco and now owned by Cerberus), Stora Enso and Verso Paper (formerly part of International Paper Company and now owned by an affiliate of Apollo Management L.P.). In addition, approximately 31% of US consumption is supplied by foreign producers, primarily Asian and European.

Europe

The market leaders in coated fine paper production in Europe are Sappi, M-real, Stora Enso, Burgo-Marchi Group, UPM-Kymmene and CVC Partners (Lecta).

Southern Africa

Mondi Paper Company Limited is a significant competitor of Sappi Fine Paper in southern Africa in the uncoated fine paper sector. Coated fine paper imports, primarily from Europe and Asia, have gained an increased share of the southern African fine paper market, after the lifting of sanctions and boycotts against South Africa in the early 1990s and as a result of declining import duties, which were removed in 2006. A substantial part of the imports originate from Sappi Fine Paper’s European mills.

SAPPI FOREST PRODUCTS

Overview

Sappi Forest Products, headquartered in Johannesburg, South Africa, is an integrated pulp, packaging paper and timber products producer. Sappi Forest Products operates five pulp and paper mills and one sawmill and is managed in three operating divisions: Sappi Saiccor, Sappi Kraft and Sappi Forests.

Sappi Forest Products is a major pulp and paper producer in Africa with a production capacity of 830,000 metric tonnes of paper, 600,000 metric tonnes of chemical cellulose and 1,090,000 metric tonnes of paper pulp per annum. It is also a major timber grower and manages approximately 546,000 hectares of forestland, of which, approximately 398,000 hectares is planted with primarily pine and eucalyptus. Approximately 70% of our southern African pulpwood and sawlog requirements are from our own plantations.

The following chart sets forth certain information with respect to the mills and principal products of Sappi Forest Products as of November 2006.

The following table sets forth sales by product for Sappi Forest Products’ operations:

	Year Ended September
	2006	2005
Sales (US$million):
Commodity paper products(1)	410	430
Chemical cellulose	384	360
Paper pulp(2)	102	118
Timber and timber products	87	90
Total	983	998

(1)                Includes newsprint and packaging products.

(2)                Excludes sales related to paper pulp produced by Sappi Fine Paper facilities.

Sappi Forest Products sold approximately 2,995,000 metric tonnes of paper, pulp and forest products during the year ended September 2006.

The following table sets forth annual production capacity with respect to Sappi Forest Products’ products:

Production capacity (000s metric tonnes):
Paper products
Packaging paper	690
Newsprint	140
Total	830
Pulp
Chemical cellulose	600
Paper pulp(1)	1,090
Total	1,690
Timber products	41	(2)
Percentage paper pulp integration	142	%(3)

(1)                Excludes production capacity related to paper pulp produced by Sappi Fine Paper facilities.

(2)                Represents 78,000 cubic metres.

(3)                Excludes pulp produced by Sappi Saiccor. Our southern African operations are net sellers of pulp.

Facilities and Operations

Sappi Saiccor

Sappi Saiccor was established in 1951 and acquired by us in 1988. It is a low-cost producer and the world’s largest single producer of chemical cellulose. In 1995, we completed an approximately $221 million expansion project to increase capacity by one third to approximately 600,000 metric tonnes per annum. Capital expenditures during the period from October 2004 to September 2006 were approximately $86 million. During 2006 most of the equipment for the modernisation project to de-bottleneck production at Sappi Saiccor was commissioned ,at an approximate cost of $40 million.

In August 2006 Sappi announced a $460 million expansion project to increase Sappi Saiccor’s chemical cellulose capacity by a net 225,000 metric tonnes per annum. Construction commenced in the same month with commissioning scheduled for the first half of 2008. Capital expenditure for the project during fiscal 2006 amounted to approximately $32 million.

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

Sappi Kraft

Based upon volume sold in fiscal 2006, Sappi Kraft supplies approximately 55% of South Africa’s packaging paper requirements, other than cartonboard, from its Ngodwana, Tugela and Cape Kraft mills.

The following chart sets forth the annual paper production capacity, number of machines, products, pulp integration and capital expenditures at each of Sappi Kraft’s mills in South Africa.

	Mill Locations in South Africa
	Ngodwana	Tugela	Cape Kraft
Paper capacity (000s metric tonnes)	380	390	60
Number of paper machines	2	4	1
Products	Newsprint, kraft linerboard, white top linerboard, plasterboard and bleached and unbleached market pulp	Kraft linerboard, corrugating medium, sackkraft and machine glazed kraft	Linerboard, corrugating medium and coated products
Percentage pulp integration(1)	134%	100%	None(2)
Capital expenditures (October 2004-September 2006) (US$million)	48	28	4

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

Usutu Pulp.   Usutu Pulp began production in 1961 and was upgraded during 1995 and 1996 at a cost of approximately $69 million. During the period from October 2002 to September 2006, an additional $23 million was invested. The mill has a capacity of 230,000 metric tonnes of unbleached kraft pulp and supplies approximately 6% of the world market for unbleached market kraft pulp (based upon tonnes sold in 2006). The mill is situated in Swaziland and is surrounded by 70,000 hectares of forestlands, which it leases from the Swazi nation under a long-term lease extendable to 2089. The location of these forestlands, combined with the very compact areas the trees are planted on, provides for low wood delivery costs. See “—Supply Requirements—Southern Africa—Wood” for more information.

Sappi Kraft also manages Sappi Waste Paper. Sappi Waste Paper collected approximately 166,000 metric tonnes of waste paper in fiscal 2006. Most of the waste paper collected was supplied to our mills. Waste represents approximately 30% of the fibre requirements of our packaging grades.

Sappi Forests

Sappi Forests, together with Usutu Forests, supplies or procures all of Sappi Forest Products’ and Sappi Fine Paper South Africa’s domestic pulpwood requirements of approximately 6 million metric tonnes per annum. 88% of the pulpwood comes from owned or contracted sources. Together they manage or control, through contracts, about 546,000 hectares of land situated in: Mpumalanga (46%), KwaZulu-Natal (41%) and Swaziland (13%). Securing raw material for the future is a vital element in the long-term planning of Sappi Forest Products’ business. Sappi Forests has an extensive research operation which concentrates on programmes to improve the yield per hectare of forestland used. Significant progress has been made in developing faster-growing trees with enhanced fibre yields. Sophisticated nurseries have been developed to accommodate the seedling requirements of Sappi Forest Products’ operations. Approximately 50 million seedlings are grown annually at Sappi Forests’ and Usutu Forests nurseries.

Sappi Forests and Usutu Forests have invested approximately $89 million in maintaining, acquiring and expanding plantations and other capital expenditure projects in the period from October 2004 to September 2006.

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

The most significant converter customers, based on sales in fiscal 2006, include: The CTP Group and Media 24, which uses Sappi Forest Products’ newsprint; Nampak Limited; Mondipak; APL (Pty) Ltd and Houers Co-operative. A significant number of the viscose staple fibre manufacturers around the world purchase chemical cellulose from Sappi Forest Products, including large groups such as the Aditya Birla Group and the Lenzing Group. Most of our chemical cellulose sales contracts are multi-year contracts with pricing generally based on a formula linked to the NBSK price and reset on a quarterly basis.

Approximately 53% of the total sales of Sappi Forest Products during fiscal 2006 consisted of export sales.

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

SUPPLY REQUIREMENTS

Overview

The principal supply requirements for the manufacture of our products are wood, pulp, energy and chemicals. Large amounts of water are also required for the manufacture of pulp and paper products. See “—Environmental and Safety Matters—Environmental Matters—South Africa”. We believe that we have adequate sources of these and other raw materials and supplies necessary for the manufacture of pulp and paper for the foreseeable future.

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

Sappi Fine Paper North America manufactures, in aggregate, pulp and fibre equivalent to approximately 115% of its own pulp and fibre requirements. This vertical integration reduces its exposure to fluctuations in the market price for pulp.

Energy Requirements

Sappi Fine Paper North America’s energy requirements are satisfied through wood and by-products derived from the pulping process, coal, oil, purchased electricity, purchased steam, natural gas and other sources.

A substantial majority of Sappi Fine Paper North America’s electricity requirements are satisfied through its own electricity generation or co-generation agreements. In July 2002, Sappi Fine Paper North America entered a series of contracts with Central Maine Power (“CMP”) and a third party energy provider. The contracts provide that Somerset sell all of its excess generated power to CMP and purchase all of its power needs beyond its generation capacity from the third party provider, each at market rates. The agreements expire in 2012. Sappi Fine Paper North America also sells excess electricity it co-generates at the Westbrook mill.

The Cloquet mill, is supplied partly with internally generated electricity. The Cloquet mill includes a hydroelectric facility that is licensed by the Federal Energy Regulatory Commission. In addition to generating a portion of its own power, the Cloquet mill has entered into a take-or-pay agreement which terminates in 2008, to purchase a portion of its power from Minnesota Power.

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

Southern Africa

Wood

Sappi Forest Products manages approximately 546,000 hectares of forestland in southern Africa, of which approximately 398,000 hectares are forested, which produces approximately 83% of the timber required for its operations. Sappi Forests owns approximately 372,000 hectares and manages the majority of the remainder. Usutu Pulp owns 54,000 hectares of pine on 70,000 hectares of land that is leased from the Swazi nation on a long-term lease, which we have the option to extend until 2089. Sappi Forests presently has supply contracts for the timber from approximately 95,000 hectares of plantations planted by small growers with our technical and financial support. The remaining timber requirements are met through a number of significant medium-term contracts and open market purchases.

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

ENVIRONMENTAL AND SAFETY MATTERS

Environmental Matters

We are subject to a wide range of environmental laws and regulations in the various jurisdictions in which we operate, and these laws and regulations have tended to become more stringent over time. Environmental compliance is an increasingly important consideration in our businesses, and we expect to continue to incur significant capital expenditures and operational and maintenance costs related to reductions in air emissions (including “greenhouse gases”), wastewater discharges and waste management. We constantly monitor the potential for changes in the laws regulating air emissions and other pollution control and take actions with respect to our operations accordingly. See note 34 to our Group annual financial statements included elsewhere in this Annual Report for more information.

North America

Sappi Fine Paper North America is subject to stringent environmental laws in the United States. These laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and their respective state counterparts. In December 2003, Sappi Fine Paper North America received a notice of violation and a finding of violation from the US Environmental Protection Agency, alleging violations of the Clean Air Act’s new source performance standards in connection with repairs performed at the Muskegon pulp mill in the early 1990s. In July 2005, Sappi announced its decision to cease operations at the Muskegon pulp mill. In September 2006 Sappi Fine Paper North America entered into a consent decree with the US Environmental Protection Agency, in which Sappi (i) agreed to more stringent permit requirements should the pulp mill ever start up again and (ii) paid a fine of $586,106.

The US is a non-signatory of the Kyoto Protocol, but we closely monitor State and Federal Greenhouse Gas (“GHG”) initiatives in anticipation of potential effects, if any, on our operations.

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

•  At our Nijmegen mill, we are subject to a potential damage charge of approximately $264,000 (euro 208,000), representing the alleged cost of cleaning up contaminated pulp from the local sewer system. The proposed charge relates to a discharge of pulp from our Nijmegen mill in 2000. We are pursuing a settlement of this matter with the local authorities.

•  In Austria and Belgium, water emissions and waste disposal requirements similar to those in Germany, the United Kingdom and the Netherlands apply to our facilities.

•  In the United Kingdom, we received the required permits under the Pollution Prevention and Control Regulations, which were enacted to implement the EC Directive 96/61/EC on Integrated Pollution Prevention and Control.

•  The Sappi Fine Paper Europe organisation is certified according to the international standard of environmental management systems (ISO 14001), and to the European EMAS (Eco-Management and Audit Scheme). All of our European mills publish their environmental reports on an annual basis.

•  The countries within which we operate in Europe are all signatories of the Kyoto Protocol and we have developed a GHG strategy in line with this protocol. Our European mills have been set CO2 emission limits for the allocation period 2005 to 2007. Based on an analysis of our mill production by a Sappi Fine Paper Europe team, we believe that it is unlikely our European mills will exceed their CO2 emission limits. Consequently we sold 90,000 surplus CO2 credits in 2005 and 208,650 in 2006 on the European Climate Exchange.

South Africa

The primary South African environmental laws affecting our operations are:

•  The National Water Act, addresses the water shortages in South Africa in a manner that we believe will not significantly impact our manufacturing and forestry operations. Abstraction of water, discharge of effluent and management of forests are all regulated under a license system in which first allocations go to, among other things, human consumption, before allocations are made to agriculture, industry and forestry. All water use is subject to a charge. We expect to incur additional costs over the next decade to comply with the National Water Act, but are unable to quantify these at this time.

•       The National Environmental Management Act, adopted the philosophy of integrated environmental management, which provides for the integration of environmental considerations into all stages of any development process. The Act includes a number of significant principles, such as private prosecution of companies in the interest of the protection of the environment and the establishment of aggressive waste reduction goals. We expect to incur additional costs to comply with the National Environmental Management Act, which will not be material.

•       The National Environmental Management Act (“Air Quality Act”) was promulgated in the beginning of 2005. The Air Quality Act will eventually replace the 1965 Atmospheric Pollution Prevention Act and will impose stringent compliance standards on our operations when implemented, including those related to carbon dioxide and sulphur dioxide air emissions. Limited sections of the Act were implemented in September 2005. We expect to incur additional costs to comply with the Air Quality Act, which we believe will not be material.

•       South Africa is also a signatory of the Kyoto Protocol. We are identifying and initiating Clean Development Mechanism projects, as defined in the Kyoto Protocol, at a number of our South African mills.

The requirements under these statutes may result in additional expenditures and operational constraints. Although we are in frequent contact with regulatory authorities during the phasing in of the legislation, we are uncertain as to the ultimate effect on our operations. Our current assessment of the legislation is that any compliance expenditures or operational constraints, will not be material to our financial condition.

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

The Sappi global safety improvement initiative, Project Zero, has been in operation for more than a year and is now a mature business initiative accepted throughout the Sappi Group. Project Zero symbolises the goal of no injuries and involves standardising behaviour-based safety programmes throughout the Sappi Group and focusing on the particular activities which have resulted in injuries or fatalities.

In the United States, Sappi Fine Paper North America must comply with a number of federal and state regulations regarding health and safety in the workplace. The most important of these regulations is the Federal Occupational Safety and Health Act.

In Europe, we participate in various governmental worker accident and occupational health insurance programmes. In Belgium, and The Netherlands, these programmes are funded by mandatory contributions by employers and employees. In Germany, we participate in a similar mandatory contribution scheme controlled by the German government, which permits employer and employee participation in its administration. In Austria and the United Kingdom, employee liability insurance is funded by the employer. The safety and health issues are integrated into the management systems and all mills of Sappi Fine Paper Europe comply with health and safety legislation and are OHSAS 18001 certified.

In South Africa, we must comply with the Occupational Health and Safety Act (Number 85 of 1993) and related regulations. Our South African businesses have instituted measurement for evaluating compliance with this legislation. Of the nine mills / business units, seven are OHSAS 18001 certified.

ORGANISATIONAL STRUCTURE

Sappi Limited is the ultimate holding company of the Sappi Group. The following table sets forth the more significant subsidiaries and joint ventures owned directly or indirectly by Sappi Limited.

Name of Company	Trading Name	Country of Incorporation	Type of Company	% Holding and Voting Power
North America
S.D. Warren Company	Sappi Fine Paper	United States	Operating	100
Sappi Cloquet LLC	Sappi Fine Paper	United States	Operating	100
Europe
Sappi Alfeld GmbH	Sappi Fine Paper	Germany	Operating	100
Sappi Austria Produktions GmbH & Co KG	Sappi Fine Paper	Austria	Operating	100
Sappi Deutschland GmbH	Sappi Fine Paper or Sappi Trading	Germany	Operating	100
Sappi Ehingen GmbH	Sappi Fine Paper	Germany	Operating	100
Sappi Esus Beteiligungs- verwaltungs GmbH	Sappi Fine Paper	Austria	Holding	100
Sappi Europe SA	Sappi Fine Paper	Belgium	Operating	100
Sappi Holding GmbH	Sappi Holding	Austria	Holding	100
Sappi International SA	Sappi International	Belgium	Finance	100
Sappi Lanaken NV	Sappi Fine Paper	Belgium	Operating	100
Sappi Lanaken Press Paper NV	Sappi Fine Paper	Belgium	Operating	100
Sappi Maastricht BV	Sappi Fine Paper	Netherlands	Operating	100
Sappi Nijmegen BV	Sappi Fine Paper	Netherlands	Operating	100
Sappi Papier Holding GmbH	Sappi Papier Holding or Sappi Fine Paper	Austria	Holding and Operating	100
Sappi Trading Pulp AG	Sappi Trading	Switzerland	Holding and Operating	100
Southern Africa
Sappi Management Services (Pty) Ltd.	Sappi Management Services.	South Africa	Management	100
Sappi Manufacturing (Pty) Ltd.	Sappi Manufacturing or Sappi Forest Products or Sappi Fine Paper or Sappi Saiccor or Sappi Kraft or Sappi Forests or Sappi Waste Paper	South Africa	Operating	100
Usutu Pulp Co. Ltd.	Sappi Usutu	Swaziland	Operating	100
Asia
Jiangxi Chenming Paper Co Ltd	Jiangxi Chenming Paper	China	Operating Joint Venture	34
Guernsey
Lignin Insurance Co. Ltd.	Lignin Insurance	Guernsey	Finance	100

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

Location	Use	Approximate Size(1)
Sappi Limited
Johannesburg, South Africa	Sappi Headquarters(2)	15,078 m²
Sappi Fine Paper
Sappi Fine Paper North America(3)
Boston, Massachusetts	Headquarters(4)	34,928 sq ft
Skowhegan, Maine (Somerset Mill)	Manufacturing facility: coated paper, softwood and hardwood pulp	2,355 acres
Muskegon, Michigan	Manufacturing facility: coated paper and a warehouse(5)	5,185,000 sq ft
Westbrook, Maine	Manufacturing facility: speciality and high bulk coated paper and research and development facility Storage and shredding facility Roll coating facility	275 acres 13,446 sq ft 13,575 sq ft
Allentown, Pennsylvania	Coated paper sheeting facility	30 acres
Dayton, New Jersey	Distribution centre(6)	607,489 sq ft
Cloquet, Minnesota	Manufacturing facility: coated paper and pulp(10)	650 acres
South Portland, Maine	Shared financial and customer service office(11)	48,433 sq ft
Sappi Fine Paper Europe
Brussels, Belgium	Headquarters(9)	3,836 m²
Gratkorn, Austria	Manufacturing facility: coated paper and pulp	999,053 m²
Maastricht, Netherlands	Manufacturing facility: coated paper and research and development facility	14.7 ha
Nijmegen, Netherlands	Manufacturing facility: coated paper	10.7 ha
Lanaken, Belgium	Manufacturing facility: coated paper and pulp	35.0 ha
Alfeld, Germany	Manufacturing facility: coated paper, uncoated paper and pulp	332,844 m²
Ehingen, Germany	Manufacturing facility: coated paper and pulp	356,951 m²
Blackburn, England	Manufacturing facility: coated paper	36 ha
Wesel, Germany	Distribution centre(8)	62,140 m²

Sappi Fine Paper South Africa
Enstra, South Africa	Manufacturing facility: uncoated paper and hardwood pulp(10)	582.7 ha
Stanger, South Africa	Manufacturing facility: coated paper, tissue and bagasse pulp(10)	55.4 ha
Adamas, South Africa	Manufacturing facility: uncoated paper and recycled packaging paper	7.2 ha
Sappi Forest Products
Johannesburg, South Africa	Headquarters	Included under Sappi Limited headquarters
Sappi Saiccor
Umkomaas, South Africa	Manufacturing facility: chemical cellulose(10)	159.4 ha
Sappi Kraft
Ngodwana, South Africa	Manufacturing facility: linerboard, newsprint and kraft pulp	1,282.9 ha
Tugela, South Africa	Manufacturing facility: linerboard, corrugating medium, sackkraft and industrial kraft	914.4 ha
Cape Kraft, South Africa	Manufacturing facility: linerboard and corrugating medium	9.5 ha
Bunya, Swaziland (Usutu Pulp Mill)	Manufacturing facility: kraft pulp	45.0 ha
Sappi Forests
Barberton, South Africa (Lomati Sawmill)	Sawmill	24.6 ha

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

(4)                Subject to a lease expiring in 2011.

(5)                Subject to a lease that operates on a month-to-month basis.

(6)                Subject to a lease expiring in 2010.

(8)                Of the total 62,140 m2, 8,800m2 is subject to a lease that operates on a year-to-year basis. The remainder of the property is subject to a heritable building right (“Erbbaurecht”).

(9)                Subject to leases expiring in 2008.

(10)    Substantial assets are leased pursuant to capital lease agreements. During fiscal 2006, Sappi announced the expansion of the existing capacity at Saiccor mill. The current capacity of the mill is approximately 600,000 metric tonnes per annum. The result of the expansion is an expected increase in capacity of 300,000 tonnes, of which 75,000 tonnes is to replace existing higher cost capacity, while simultaneously reducing the environmental impact of the operation. The estimated cost of the project is $460 million.

(11)    Subject to a lease expiring in 2015.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis together with our Group annual financial statements, including the notes, included elsewhere in this Annual Report. Certain information contained in the discussion and analysis set forth below and elsewhere in this Annual Report includes forward-looking statements that involve risk and uncertainties. See “Forward-Looking Statements”, “Item 3—Key Information—Selected Financial Data”, “Item 3—Key Information—Risk Factors”, “Item 4—Information on the Company”, “Item 10—Additional Information—Exchange Controls” and notes 2, 12, 15, 17, 21, 22, 23, 25, 26, 28, 29, 31, 35 and 36 to our Group annual financial statements included elsewhere in this Annual Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this Annual Report. The following discussion and analysis are based on the results of operations prepared in accordance with International Financial Reporting Standards (“IFRS”), which differ from United States Generally Accepted Accounting Principles (“US GAAP”).

The consolidated financial statements of the Sappi Group as of and for the years ended September 2006 and 2005, including the applicable notes thereto, contained in Item 18 “Financial Statements” of this Annual Report on Form 20-F and the consolidated financial information of the Sappi Group as of and for the years ended September 2006 and 2005 contained herein have been aligned with International Financial Reporting Standards (IFRS). The consolidated financial statements and related financial information of the Sappi Group as of and for each of the years ended September 2004, 2003 and 2002, cannot be provided on an IFRS aligned basis without unreasonable effort or expense. The Sappi Group has not amended, and does not intend to amend, its previously filed financial statements for the years affected by the change in accounting policy that ended prior to the year ended September 2005. For this reason, our Annual Reports on Form 20-F for those prior years, the consolidated financial statements and applicable notes thereto, auditors’ reports and related financial information contained in such reports should not be compared to this Annual Report on Form 20-F. For a description of the change in accounting policy and resulting adjustments, see Item 5 “Operating and Financial Review and Prospects,” and note 2 to our Group annual financial statements, included herein.

Fiscal 2006 included 52 accounting weeks, compared to 53 accounting weeks in fiscal 2005. Our fiscal years operate on a 52 accounting week cycle, except every 6th fiscal year which includes an additional accounting week (“additional accounting week”). The following discussion of our operating and financial review and prospects refers to the impact of the additional accounting week in fiscal 2005 on our sales, raw material and other input costs of manufacturing, operating expenses and, selling, general and administration expense (“SG&A expense”), based on average weekly sales and costs for the fiscal year.

Company and Business Overview

We are a global company which through acquisitions in the 1990s has been transformed into a global market leader in coated fine paper. Two acquisitions were pivotal in establishing us as a global company, namely the acquisition in 1994 of S.D. Warren Company, now known as Sappi Fine Paper North America, and the acquisition in 1997 of KNP Leykam, now integrated into Sappi Fine Paper Europe. Opportunities to grow within our core businesses will continue to be evaluated.

We have integrated our fine paper acquisitions into a single fine paper business, which operates under the name Sappi Fine Paper. We are organised into two operating segments; Sappi Fine Paper and Sappi Forest Products. We also operate a trading network, called Sappi Trading, for the international marketing and distribution of chemical cellulose and market pulp throughout the world and of the group’s other products in areas outside our core operating regions of North America, Europe and Southern Africa.

Sappi Fine Paper generated approximately 80% of our sales during fiscal 2006 and fiscal 2005. Of our sales for fiscal 2006 and fiscal 2005, approximately 84% were made in US$, Euro and other non-ZAR denominated currencies. Our South African businesses sell approximately 45% of their products in US$.

See “Inflation and Foreign Exchange” and note 31 to our Group annual financial statements included elsewhere in this Annual Report. Our sales by source and destination in fiscal 2006 and fiscal 2005 were as follows:

	Sales by Source 2006	Sales by Source 2005	Sales by Destination 2006	Sales by Destination 2005
North America	29%	29%	30%	30%
Europe	44%	45%	40%	40%
Southern Africa	27%	26%	15%	15%
Far East and others	—	—	15%	15%
Total	100%	100%	100%	100%

Sappi Fine Paper has a total paper production capacity of 4.2 million metric tonnes per annum. We are a global leader in the coated fine paper business with a capacity of 3.9 million metric tonnes of coated fine paper per annum.

Our North American market share increased towards the end of fiscal 2005 to slightly above fiscal 2004 levels. This market share declined during 2006, due to a surge in US imports. After declining during fiscal 2005, our European market share increased during fiscal 2006; although still not at the same levels as seen during fiscal 2004. We are one the world’s largest producers of chemical cellulose. The Group is 100% integrated on a net basis in terms of pulp usage, meaning that, while some of our facilities are market buyers of pulp and others are market sellers, in the aggregate we produce slightly more pulp than we utilise. By region, the Southern African operations are net sellers of pulp, Sappi Fine Paper North America is fully integrated and the European operations are approximately 46% self-sufficient for pulp in Continental Europe, but entirely dependent on market pulp in the United Kingdom. We supply approximately 70% of the wood requirements for our South African businesses from sources we own or manage. Both our North American and European operations are dependent on outside suppliers of wood for their production requirements.

Despite a decline in fiscal 2006 we have, in recent years, sought to internationalise our shareholder base and increase our exposure in the world’s major financial markets. On November 5, 1998, our American Depository Receipts commenced trading on the New York Stock Exchange. We believe that, as at the end of fiscal 2006, based on registered addresses and disclosure by nominee companies, excluding the shares owned by a subsidiary of Sappi, our beneficially held shareholding by Region is as follows:

	2006	2005
North America	30%	46%
Europe & Elsewhere	10%	12%
Southern Africa	60%	42%

Principal Factors Impacting on our Results

The results of operations of our business are affected by numerous factors. Given the high fixed cost base of pulp and paper manufacturers, industry profitability is highly sensitive to changes in prices. Prices are significantly affected by changes in industry capacity and output levels, customer inventory levels and cyclical changes in the world economy. Profitability in our industry is, however, also influenced by factors such as sales volume, the level of raw material, energy and other input costs, exchange rates, and operational efficiency.

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

f)                 Our ability to maintain and continuously improve operational efficiencies and performance.

Because many of the factors are beyond our control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Markets

The markets for our pulp and paper products are cyclical, with prices significantly affected by factors such as changes in industry capacity and output levels, customer inventory levels and cyclical changes in the world economy. The pulp and paper industry has often been characterised by periods of imbalances between supply and demand, causing prices to be volatile. Prices also vary significantly by geographic region and product. Coated fine paper, our core product used for many types of publications, is susceptible to the highly cyclical advertising market, a major driver in our business.

Coated Fine Paper

Paper demand from fiscal 2004 to fiscal 2006 remained positive as the upswing in world economic growth and resultant increase in advertising activities resulted in a significant increase in demand for coated fine papers. The increase in demand was particularly pronounced in Europe where coated fine paper demand remained buoyant with a growth rate of 7.3% during fiscal 2004 and 4.3% in fiscal 2005, despite a temporary retreating rate of economic growth during 2005. The temporary slump is evident as demand for coated fine paper during fiscal 2006 increased by only 1.4% compared to previous years. North American demand growth, which lagged that of Europe during 2005 (1.1%), improved during fiscal 2006 and reached 4.3%.

Increases in industry capacity in Europe and North America were limited during this period, with companies reluctant to undertake major new capital projects in these regions due to the large amount of excess capacity already present. Despite global overcapacity, high Asian demand growth rates and freely available funding led to significant coated fine paper capacity additions between fiscal 2000 and fiscal 2006 in Asia, particularly in China. This wave of expansion finished by the end of calendar 2005 and as of early December 2006, to the best of our knowledge, no new coated fine paper machines were under construction or in the final stages of planning anywhere in the world.

Despite increased demand, operating rates were low in fiscal 2002 through the first half of fiscal 2004 due to excess capacity, causing price erosion in both Europe and North America. Despite the weakening US$ during this period, net imports into the United States continued to grow, putting further pressure on prices. Prices in North America, however, did start to improve in the latter half of fiscal 2004 due to a sharp increase in seasonal demand. These tight supply/demand conditions in North America continued into fiscal 2005, and more so in fiscal 2006 as inventory throughout the supply chain dropped, giving rise to further price increases. In total, North American apparent consumption grew by 4.3% in fiscal 2006, largely due to increased advertising pages and printer consumption of coated fine papers.

In Europe, demand for coated fine paper grew by 1.4% in fiscal 2006, a significant decline on the previous years’ growth of 4.3%. Despite demand growth and sharp increases in input costs, our attempt to increase prices in the European market in fiscal 2005 was unsuccessful due to intense competition for market share.

Input unit costs increased further in 2006, but the impact on operating cost per tonne sold was limited by the non-reoccurrence of impairment and restructuring charges and some operational performance improvements. The effect of this was a decrease in a decreased operating cost per tonne sold of US$17 per metric tonne from US$686 per metric tonne in fiscal 2005 to US$669 per metric tonne in fiscal 2006.

Average selling prices realised for the Sappi Fine Paper businesses decreased by US$21 per metric tonne, from US$962 per metric tonne to US$941per metric tonne.

The graph below reflects apparent consumption. Apparent consumption is consumption as indicated by mill sales volumes, which ignores the impact of customer inventory. The sales volume to our customers is used as the indicator of demand, with the difference between apparent and real demand being the movement in inventories.

US vs. European Apparent Consumption of Coated Paper

Source: AF&PA & Cepifine
US short tons converted to metric tonnes

The recent price history for benchmark coated woodfree grades in North America and Europe is shown in the following chart:

US and European Fine Paper Prices

January 2002 - September 2006

Prices are list prices. Actual transaction prices could differ from prices depicted in graph
Source: RISI

Pulp

Pulp prices tend to display higher volatility than paper prices. In recent years the price of the benchmark pulp grade, Northern Bleached Softwood Kraft (NBSK), has ranged from a low of US$395 (Nov-1993) to a high of US$925 (Sept-1995) per metric tonne.

Throughout fiscal 2004 and fiscal 2005, global demand for pulp was low in comparison to fiscal 2006 and price fluctuations were driven primarily by currency changes, inventory movement and non-integrated paper capacity expansion.

High pulp demand during fiscal 2006 resulted in the continued increase of pulp prices, trading at the end of fiscal 2006 (NBSK: US$712 per metric tonne) at US$128 per metric tonne higher than at the end of fiscal 2005 (NBSK: US$583 per metric tonne). The pulp demand during the latter part of fiscal 2006 remained high with none of the usual seasonal lulls experienced. As a result inventory levels declined considerably to levels last seen during 2000.

The traditional softwood pulp price premium to hardwood was disrupted in fiscal 2005 as a result of pulp mills shifting from hardwood to softwood production, and hardwood pulp mills closing temporarily. This led to hardwood pulp prices exceeding that of softwood in the final quarter of fiscal 2005. However, during October 2005 softwood price premiums were restored as some softwood mills closed in Eastern Canada, while hardwood supply increased during the latter part of fiscal 2005 as an additional 1.9 million metric tonnes came on stream with large expansions at Hainan Island in China and Veracel in Brazil. As a result, the softwood pulp price premium to hardwood increased considerably during fiscal 2006.

Since Sappi sells roughly as much pulp as is purchased, fluctuations in market pulp prices have a negligible direct impact on the Group’s overall profitability. At a divisional level, pulp prices do, however, affect profitability since Sappi Fine Paper Europe is a net buyer of hardwood pulp and Sappi Forest Products is a net seller of hardwood pulp.

The price of NBSK and NBHK pulp is depicted in the following chart:

Northern Bleached Softwood and Hardwood Kraft Pulp

January 2000 - November 2006

Source: PIX

Chemical cellulose accounts for the majority of Sappi’s third party pulp sales. The chemical cellulose we produce, at our Saiccor operation in Southern Africa (Saiccor), is used principally as an input in the production of various synthetic textiles and acetate flake used in the manufacturing of acetate tow for cigarette filter tips.

The movement in price of certain chemical cellulose grades is linked to the price of NBSK. Higher technical specifications allow chemical cellulose to typically trade at a premium to NBSK. BHK (Bleached Hardwood Kraft pulp) generally sells at a lower price than NBSK.

We diversified our range of chemical cellulose products and secured new agreements to supply customers in the acetate sector during fiscal 2003. We increased sales significantly in this sector in fiscal 2004 and continued to achieve growth in volumes and prices in each of fiscal 2005 and 2006. Also, a significant competitive source of supply was recently removed from the industry when Weyerhauser closed its 140,000 tonne per annum Cosmopolis plant in September 2006. The full impact of this closure will only be felt as from fiscal 2007.

Demand from all of the market segments in which Saiccor is active was strong throughout fiscal 2004 with prices also increasing steadily, but showing some weakness towards the end of fiscal 2004. Saiccor’s capacity during fiscal 2005 continued to be fully booked with overall demand steady, despite a general fall off in the demand for Saiccor’s chemical cellulose from China during that year. In line with the movement in the NBSK prices, Saiccor prices increased in the early part of fiscal 2005, but this trend was reversed later in the year. In fiscal 2006 our chemical cellulose business, which is 100% export-based, continued to be fully booked. We maintained a strong market position in the key Viscose Staple Fibre segment but also posted record sales of higher alpha products, which are primarily sold into the acetate tow segment.

Following the successful completion of an environmental impact assessment, a project to expand the mill’s annual capacity by more than 200,000 metric tones commenced during the latter part of fiscal 2006.

Currency Fluctuations

The principal currencies in which our subsidiaries conduct business are the US$, Euro and ZAR. Although our reporting currency is the US$, a significant portion of our sales and purchases are made in currencies other than the US$. In Europe and North America, sales and expenses are generally denominated in Euro and US$, respectively; however, pulp purchases in Europe are primarily denominated in US$. In Southern Africa, costs incurred are generally denominated in ZAR, as are local sales. Exports from our Southern African businesses to other regions, which represent approximately 45% of sales in fiscal 2006, are denominated primarily in US$.

We made sales in a range of foreign currencies in fiscal 2006 and fiscal 2005 as follows:

(Percentage of Sales)	2006	2005
US$	45.8	44.8
Euro	30.3	30.5
ZAR	15.6	15.7
Other	8.3	9.0
Total	100	100

The appreciation of the ZAR or the Euro against the US$ tends to diminish the value of exports from Southern Africa and Europe in local currencies, while depreciation of these currencies against the US$ will have the opposite impact. Since expenses are generally denominated in local currencies, the depreciation of the US$ has a negative effect on gross margins on exports and such domestic sales, which are priced relative to international US$ prices. The appreciation of the US$ has the opposite impact. European importers of pulp denominated in US$ have experienced cost increases, in terms of local currency, due to a weakening of the Euro against the US$. Our consolidated financial position, results of operation and cash flows may be materially affected by movements in the exchange rate between the US$ and the respective local currencies to which our subsidiaries are exposed. The principal currencies in which our subsidiaries conduct business that are subject to the risks described in this paragraph are the Euro and ZAR. The following table depicts the average and year end exchange rates for the ZAR and Euro against the US$ used in the preparation of our financial statements in fiscal 2006 and fiscal 2005:

	2006	2005
Average Exchange Rate(1)
ZAR(2)	6.6039	6.2418
Euro(2)	1.2315	1.2659
Year end Exchange Rate(1)
ZAR(2)	7.7738	6.3656
Euro(2)	1.2672	1.2030

(1)                Source: audited Group annual financial statements of Sappi Limited.

(2)                US$1 = ZAR, Euro 1 = US$.

The Euro declined to approximately US$1.20 per Euro at the end of fiscal 2005. It reached a high of US$1.17 at the end of November 2005, a low of US$1.28 at the end of June 2006 and closed fiscal 2006 at US$1.27. The ZAR strengthened to a level of approximately R5.59 per US$ on December 27, 2004, but weakened again to R6.91 per US$ on June 6, 2005. The ZAR was trading at approximately R6.37 per US$ at the end of fiscal 2005. During fiscal 2006 the ZAR weakened to US$6.71 at the end of October 2005 before strengthening to US$6.00 at the end of April 2006. Thereafter it again weakened to end the year at US$7.77, with an average of US$6.60 for fiscal 2006. The profitability of certain of our Southern African operations are directly dependent on the ZAR proceeds of the US$ exports. Furthermore, prices in the local market are also influenced by import parity competitive pricing. If the ZAR remains at the year end levels, import parity pricing pressure on margins will be reduced and at the same time the margin, in local currency, on US$ denominated exports will increase. The following graph depicts currency movements for the ZAR and Euro against the US$:

Euro and ZAR Exchange Rate Movement against USD

Daily Close January 1999 to November 2006

US$1 = ZAR, Euro 1 = US$.

Raw Material and Other Input Costs of Manufacturing

Our business is sensitive to fluctuations in market prices of raw materials used in the manufacture of our products. These comprise mainly purchased materials, (such as wood and caustic soda), pulp, energy and chemicals (including calcium carbonate and latex). Total raw material costs (excluding pulp purchases) of approximately US$1,501 million in fiscal 2006, increased by US$91 million (3.7%) from fiscal 2005. Raw material costs were made up as follows:

							Variance Analysis				Price
							Additional		Volume		Increase
	2006	%	2005	%	Variance	%	Week 2005	Price	and Mix	Total	%
	US$ million		US$ million		US$ million
Raw Material Costs
Wood	410	16.3	416	17.1	(6)	(1.5)	8	32	(46)	(6)	8
Energy	433	17.2	365	15.0	68	18.8	7	83	(22)	68	23
Chemicals	658	26.1	653	26.9	5	0.8	12	(0)	(7)	5	(0)
Pulp	563	22.4	514	21.2	49	9.6	10	38	1	49	7
Other	452	18.0	479	19.7	(27)	(5.6)	9	—	(36)	(27)	—
Total Raw Materials	2,516	100	2,426	100	89	3.7	46	153	(110)	89	6

During fiscal 2006 we experienced significant increases in the cost of wood (8%), energy (23%) and pulp (7%). Our energy and chemical raw material costs, especially coating chemicals, are driven to a large extent by oil prices. The average cost of Brent Crude Oil increased on average by 23.1% during fiscal 2006, to US$64 per barrel, from US$52 per barrel during fiscal 2005. The cost of our raw materials, on a constant US$ per metric tonne basis in fiscal 2006, increased by 7.7% (US$25 per metric tonne) over fiscal 2005.

Sappi Fine Paper Europe’s materials, energy and chemical costs increased by US$64 million in fiscal 2006. An analysis of raw material costs is as follows:

							Variance Analysis				Price
							Additional		Volume		Increase
	2006	%	2005	%	Variance	%	Week 2005	Price	and Mix	Total	%
	US$ million		US$ million		US$ million
Raw Material Costs
Wood	123	10.0	112	9.6	11	10.0	2	15	(6)	11	14
Energy	197	16.0	151	12.9	46	30.4	3	52	(9)	46	34
Chemicals	375	30.4	387	33.1	(13)	(3.2)	7	(6)	(14)	(13)	(2)
Pulp	377	30.6	353	30.2	24	6.9	7	31	(14)	24	9
Other	160	13.0	165	14.2	(6)	(3.4)	3	—	(9)	(6)	—
Total Raw Materials	1,232	100	1,168	100	64	5.5	22	92	(51)	64	8

	2006	2005	Variance	%
US$/ metric tonne	503	481	21	4.4
Euro / metric tonne	408	380	28	7.4

The exchange rate impact on raw material costs was US$32 million positive. Average raw materials costs in Euro per metric tonne increased 7.4% to Euro 408 per metric tonne in fiscal 2006, compared to fiscal 2005 (Euro380 per metric tonne). In US$ per metric tonne costs increased 4.4% to US$503 per metric tonne. Energy cost increases contributed 4% US$21 per metric tonne, wood costs 1% US$6 per metric tonne and pulp 3% US$13 per metric tonne to cost increases.

Sappi Fine Paper North America’s materials, energy and chemical costs increased US$43 million in fiscal 2006. An analysis of raw material costs is as follows:

							Variance Analysis				Price
							Additional		Volume		Increase
	2006	%	2005	%	Variance	%	Week 2005	Price	and Mix	Total	%
	US$ million		US$ million		US$ million
Raw Material Costs
Wood	184	22.3	186	23.8	(2)	(1.0)	4	6	(12)	(2)	3
Energy	135	16.3	119	15.2	16	13.8	2	24	(10)	16	20
Chemicals	192	23.2	190	24.3	2	1.2	4	2	(3)	2	1
Pulp	122	14.8	92	11.7	30	32.7	2	6	22	30	6
Other	193	23.4	196	25.0	(3)	(1.6)	4	—	(7)	(3)	—
Total Raw Materials	826	100	783	100	43	5.4	16	38	(10)	43	5

	2006	2005	Variance	%
US$/ metric tonne	579	546	33	6.0

Average raw material costs in US$ per metric ton increased by 6.0% to US$579 per metric tonne in fiscal 2006. Energy cost increases contributed US$17 (3%) per metric tonne and wood costs US$4 (1%) per metric tonne to cost increases.

Sappi Fine Paper South Africa showed no significant overall cost variations year on year. An analysis of raw material costs is as follows:

							Variance Analysis				Price
							Additional		Volume		Increase
	2006	%	2005	%	Variance	%	Week 2005	Price	and Mix	Total	%
	US$ million		US$ million		US$ million
Raw Material Costs
Wood	—	—	—	—	—	—	—	—	—	—	—
Energy	22	11.7	23	12.6	(1)	(3.2)	0	1	(1)	(1)	2
Chemicals	41	21.4	40	21.5	1	3.5	1	(1)	1	1	(2)
Pulp	63	33.0	67	36.4	(4)	(6.0)	1	1	(6)	(4)	2
Other	65	33.9	54	29.5	11	19.4	1	—	10	11	—
Total Raw Materials	191	100	184	100	7	3.9	3	1	3	7	0

	2006	2005	Variance	%
US$/ metric tonne	583	581	2	0.4
ZAR / metric tonne	3,852	3,627	225	6.2

The exchange rate impact on raw material costs was to reduce reported costs by US$10 million. The average raw material costs in ZAR increased 6.2% to ZAR3, 852 per metric tonne.

Forest Products material costs increased US$6 million in fiscal 2006. An analysis of raw material costs is as follows:

							Variance Analysis				Price
							Additional		Volume		Increase
	2006	%	2005	%	Variance	%	Week 2005	Price	and Mix	Total	%
	US$ million		US$ million		US$ million
Raw Material Costs
Wood	104	37.7	117	43.3	(13)	—	2	11	(26)	(13)	—
Energy	79	28.7	72	26.7	7	9.7	1	6	0	7	9
Chemicals	50	18.2	36	13.3	14	38.3	1	5	8	14	15
Pulp	1	0.3	2	0.8	(1)	(55.7)	0	—	(1)	(1)	—
Other	42	15.1	43	15.9	(1)	(3.1)	1	—	(2)	(1)	—
Total Raw Materials	276	100	270	100	6	2.2	5	22	(21)	6	8

	2006	2005	Variance	%
US$/ metric tonne	92	82	10	12.3
ZAR / metric tonne	608	512	96	18.8

The exchange rate impact on raw material costs was to reduce reported costs by US$15 million. The average raw material costs in ZAR increased 18.8% to ZAR608 per metric tonne. In US$ per metric tonne material costs increased 12.3% to US$92 per metric tonne.

Restructuring

We announced the restructuring and impairment of our North American Muskegon mill during the third quarter of fiscal 2005, to eliminate high cost capacity and to position the mill as a high quality, low cost mill. This is part of our ongoing plan to achieve acceptable returns in our North American operations. We recorded impairment charges of US$183 million in the third and fourth quarters of fiscal 2005. We closed PM4, which had an annual capacity of 105,000 metric tonnes of coated fine paper and closed and mothballed the pulp mill, which had an annual capacity of 110,000 metric tonnes of bleached chemical pulp. We also restructured our North American regional overhead structure to reduce Selling, General and Administrative expenses (“SG&A”), and in the fourth quarter of fiscal 2005 we recorded a restructuring charge of approximately US$21 million, mainly in respect of manpower reduction. The combined effect of the Muskegon restructuring and the restructuring of the regional SG&A function was expected to result in a reduction of approximately 420 people or 14% of our North American headcount, a pre-tax benefit of approximately US$50 million compared to fiscal 2005. During fiscal 2006 we continued with the implementation of the restructuring plan. The reduction in headcount has been revised to 377 people. At the end of fiscal 2006 headcount had been reduced by 353 people.

During the first quarter of fiscal 2005 we announced the impairment of our Usutu mill. The Usutu mill is an unbleached kraft pulp mill and forms part of the Sappi Forest Products reporting segment. Due to continued losses, an impairment review was conducted which led to the recognition of impairment charges during fiscal 2005 of US$50 million to meet the requirements of Accounting Standard IAS36—Impairment of Assets. A detailed discussion of this impairment is contained in the section “Mill Closures, Acquisitions, Dispositions and Impairment; and Joint Venture”, elsewhere in this Operating and Financial Review and Prospects. As a result of improved pulp prices a weakening of the ZAR against the US$ and improved operational performances the Usutu mill, has seen an improved performance to a level where impairment was reversed under IFRS, in terms of IAS 36. This resulted in a write back of the impairment provision in fiscal 2006 of US$40 million.

A major cost reduction and restructuring project was undertaken in Europe, during fiscal 2006, which will result in a head count reduction of approximately 650 employees mainly throughout 2007. This project resulted in a restructuring charge of US$47 million in 2006.

For further information see note 23 to our Group annual financial statements included elsewhere in this Annual Report.

South African Economic and Political Environment

South Africa features a highly developed sophisticated “first world” infrastructure at the core of its economy. The South African economy is expected to grow at approximately 4.7% in calendar 2007. South Africa’s long-term foreign currency investment ratings have remained constant over the last year at Baa1 from Moody’s Investor Services Inc. and BBB+ from Standard & Poor’s Rating Service (“S&P”). While exchange controls have been relaxed in recent years and are continuing to be relaxed, South African companies remain subject to restrictions on their ability to raise and deploy capital outside of the Southern African Common Monetary Area (See “—Liquidity and Capital Resources—Financing”).

South Africa celebrated 12 years of democracy in calendar 2006; however the country continues to face challenges in overcoming substantial differences in levels of economic and social development among its people. Access to land, poverty, unemployment, crime and a growing prevalence of HIV/AIDS are some of the social and economic factors that affect businesses operating in this country.

The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. This process is expected to continue for many years. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues. To date, we have been notified of twenty-four formal Land Claims made in respect of portions of Sappi plantations in the Mpumalanga area, and twenty-eight others made in respect of portions of Sappi plantations in KwaZulu Natal. These claims have not been finalized and are still under investigation by the Regional Land Claims Commissioner.

The southern African region has one of the highest infection rates of HIV/AIDS in the world. In 1992, Sappi started a programme to address the effects of HIV/Aids and its impact on our employees and our business. Our aim is to ensure that our programme prevents new infections and to treat the HIV positive employees. Each operating unit has an elected HIV/AIDS committee and a workplace HIV/AIDS prevention programme which are adapted to suit the needs of each particular business unit and to ensure that they are active owners and managers of their programmes. Each Sappi operation in southern Africa has also identified the relevant role players in their geographical area and is working with them on the implementation of a comprehensive HIV/AIDS programme, eliminating duplication and making optimum use of relevant resources.

Following an initial anonymous, voluntary prevalence test in 2003, a second comprehensive voluntary study was conducted in 2006 in all of our southern African operations. Based on a participation rate of greater than 80%, at the locations tested, we estimate that the overall infection rate in our southern African operations is approximately 14%. With the information of the prevalence testing and the Knowledge, Attitude and Practices study (KAP) we planned a comprehensive programme for 2007. We are planning interventions to focus on the stigma surrounding HIV and on wellness and healthy living.

Our HIV/AIDS response strategy places special emphasis on testing and counselling to ensure the staff knows their HIV status to enable them to make informed decisions as to their life choices. Since August 2002, our medical care for employees has included treatment to prevent mother to child transmission. Anti-retroviral treatment has been offered to HIV-infected permanent employees from the beginning of 2003. We estimate that 40% of HIV positive employees participate in our HIV/AIDS management programme, which is an improvement on the prior year’s participation rate. To ensure that our programme remains current, we became a member of the Global Business Coalition (GBC) on HIV/AIDS in 2005, a global partnership focused on developing an integrated strategy for dealing with the disease.

The government and organised business have taken a number of steps in recent years to increase the participation of black people in the South African economy. To this end, the Employment Equity Act (No 55 of 1998), the Skills Development Act (No 97 of 1998) and the Preferential Procurement Policy Framework Act (No 5 of 2000) were promulgated. More recently, the Broad-Based Black Economic Empowerment Act (No. 53 of 2003) has formalised the country’s approach to distributing skills, employment and wealth more equitably between races and genders. Broad-Based Black Economic Empowerment (BBBEE) focuses on increasing equity in ownership, management and control of businesses, and improving Black representation in all levels of employment. It also promotes the development of skills within a business, the nurturing of Black entrepreneurship through preferential procurement and enterprise development, and the uplifting of communities through social investment.

Our South African businesses have formulated a BBBEE scorecard, based on guidelines set out by the Codes of Good Practice from the government Department of Trade and Industry. The scorecard set out in the following table was verified by Empowerdex, a leading BBBEE rating agent and reflects our significant achievements in the categories of empowerment, equity, skills development, preferential procurement, enterprise development and social development. The decline from a rating of C to D in the employment equity category results from the application of our new 5 year empowerment plan within which White females are excluded for the purposes of economic empowerment reporting. This has resulted in significantly more challenging targets as the benchmark. White females are however included in employment equity statistics for all other statutory equity reporting requirements. The shortage of experience and developed skills continues to pose challenges in meeting targets at the higher levels in our operations, contributing to the current employment equity rating. In general, targets for improvement in the various categories in the scorecard are set to be achieved by 2015.

Sappi’s rating

	2006	2005
BBBEE factor status*
Overall Rating	BBB	BB
Equity in ownership	E	E
Equity in management	D	D
Employment equity	D	C
Skills development	A	B
Preferential procurement	B	C
Enterprise development	A	B
Social development	A	A

*                    A is the highest score.

The shares of Sappi are widely held by South African and international investors. The company does not currently intend to undertake an empowerment transaction in respect of these shares. We will consider and are pursuing empowerment transactions related to specific southern African assets or business units where they add to the value of our business and meet our empowerment criteria.

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

For further information, see “Item 4—Information on History and Development of the Company”

Inflation and Interest Rates

The following table sets forth South African inflation for fiscal 2006 and fiscal 2005:

	2006	2005
Inflation(1)	5.4%	4.4%

(1)                South African Consumer Price Index (CPI). The CPI is for the Sappi fiscal years.

South African prime overdraft interest rates continued to declined in 2005 to reach a new low of 10.5% in April 2005. The rates remained at these levels until April 2006 when they increased to 11%. They increased in August 2006 to 11.5%. The ZAR strengthened to ZAR 5.61 against the US$ on 31 December 2004 and started fiscal 2006 at ZAR 6.34 on 3 October 2005. Partly due to the stronger ZAR during fiscal 2005 and fiscal 2004, the South African inflation rate decreased significantly to 1.3% at the end of fiscal 2004, but increased to 4.4% as at the end of fiscal 2005 and 5.4% at the end of fiscal 2006, within the target range of 3-6% as set by the South African Reserve Bank (“the SARB”). This increase is largely the effect of the impact of higher oil prices on the South African economy. The SARB reduced its repurchase rate to 7.0% in April 2005. In June 2006 it increased to 7.5% and to 8% in August 2006. The rate at the end of fiscal 2006 was 8%. The repurchase rate is the rate at which the SARB lends assistance to the banking sector and therefore represents the cost of credit to the banking sector. When the repurchase rate is changed, the interest rates on overdrafts and other loans extended by the banks also change. In this way the SARB indirectly affects interest rates in the economy. Although South African interest rates impact the cost of our South African borrowings, the majority of our borrowings have been incurred by subsidiaries outside southern Africa, denominated in either US$ or Euro.

In the US and Europe inflation rates were relatively stable in recent years, and accordingly had a lesser impact on our North American and European businesses. The three-month LIBOR interest rate for the US$ reached 6.8%, in May 2000 and remained unchanged through to the end of fiscal 2000. Fiscal 2001 saw a period of significant rate reductions to 2.6% at the end of fiscal 2001. The rate reduced further to 1.14% at the end of fiscal 2003. Since then it increased to 1.96% by the end of fiscal 2004 and increased further to 4.06% by the end of fiscal 2005. On 28 September, 2006 it was 4.37%.

The three-month EURIBOR interest rate in Europe decreased sharply from 4.9% at the end of fiscal 2000 and was 2.13% at the end of fiscal 2003 and 2.12% at the end of fiscal 2004. It increased slightly to 2.17% at the end of fiscal 2005 and on 28 September 2006 it was 3.38%. The relatively low interest rates in the United States and Europe continue to represent a significant interest rate differential when compared to South Africa’s 8.0% repurchase rate as determined by the SARB, and could result in further short-term strengthening of the ZAR.

We borrow in the currencies of the countries in which we invest. As a result, finance costs are related to the location of our activities and not our domicile.

Our foreign exchange policy consists of the following principal elements:

•       External borrowings are taken up in the functional currency of the operating company concerned and, if not, then the exposure is hedged. Where appropriate we aim, in accordance with IFRS, to apply hedge accounting treatment to avoid volatility in our results due to mark-to-market effects of such hedging instruments.

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

External dollar borrowings for our North American operations (with the exception of US$107 million public long-term bonds) were replaced during fiscal 2002 by inter-group financing from Sappi Papier Holding GmbH (“SPH”), our European holding company. Accordingly, there is a larger proportion of external borrowings in our European operations when compared to the position before fiscal 2002. We have a current policy of not hedging translation risks. Our South African and European operations use the South African ZAR and the Euro as their respective functional currencies. Any translation of the value of these operations into US$ results in foreign exchange translation differences as the ZAR and the Euro exchange rates move against the US$. These changes are booked to the foreign currency translation reserve account. We prefer not to hedge this exposure with financial instruments, as these result in cash settlements which impact our results on a permanent basis. Borrowings taken up in a currency other than the functional currency of the borrowing entity are specifically hedged with financial instruments, such as currency swaps and forward exchange contracts. With regard to interest rate swaps, hedge accounting is permitted when the hedging relationship between the hedge and the underlying debt meets the requirements of the relevant IFRS. For example, on our public bonds we have fixed to variable swaps. The terms of the swaps match the terms of the bonds exactly in respect of interest settlements and capital repayments etc. With regard to maturity, the 10-year bond is hedged to full maturity, the 30-year bond for the first ten years. If the relationship between the hedge and the debt is not matched, hedge accounting cannot be applied. We only enter interest rate swaps when hedge accounting can be applied or any volatility due to the mark-to-market movements of the swaps to the income statement avoided. For a description of hedge accounting with regard to interest rate swaps in accordance with United States GAAP, see note 35 to our Group annual financial statements included elsewhere in this Annual Report. For a description of our interest and exchange rate risks, see note 31 to our Group annual financial statements included elsewhere in this Annual Report.

Financial Condition and Results of Operations

Our operations are organised into two business units:

I.                  Sappi Fine Paper, which consists of Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Fine Paper South Africa; and

II.             Sappi Forest Products, which consists of Sappi Kraft, Sappi Saiccor and Sappi Forests.

The following table sets forth sales and operating profit for Sappi, Sappi Fine Paper by region, and Sappi Forest Products, in US$, and as a percentage of sales for fiscal 2006 and fiscal 2005. Operating profit percentages are expressed as a percentage of sales of the applicable business unit.

	2006		2005
	Amount	% of Sales	Amount	% of Sales
	(US$ millions)
Sales:
Sappi Fine Paper
Sappi Fine Paper North America	1,439	29.1	1,458	29.1
Sappi Fine Paper Europe	2,194	44.4	2,239	44.6
Sappi Fine Paper South Africa	325	6.6	323	6.4
Total	3 958	80.1	4,020	80.1
Sappi Forest Products	983	19.9	998	19.9
Group Sales	4,941	100.0	5,018	100.0
Operating (Loss) Profit:
Sappi Fine Paper
Sappi Fine Paper North America	(16)	(1.1)	(259)	(17.8)
Sappi Fine Paper Europe	(27)	(1.2)	84	3.8
Sappi Fine Paper South Africa	(6)	(1.9)	(11)	(3.4)
Total	(49)	(1.2)	(186)	(4.6)
Sappi Forest Products	175	17.8	83	8.3
Corporate	(1)	—	(6)	—
Group Operating Profit (Loss)	125	2.5	(109)	(2.2)

Our 2006 financial year included 52 accounting weeks, compared to 53 accounting weeks last year. Our financial years operate on a 52 accounting week cycle, except every 6th year which includes an additional accounting week (“additional accounting week”). The impact of the additional accounting week, based on the average of 53 accounting weeks, (“average sales”) for example, accounted for a sales volume decrease of 141,000 tons and US$95 million decrease in  total sales.

Group volumes sold in fiscal 2006 decreased by 280,000 metric tonnes (3.7%). Consolidated group sales decreased by US$77 million (1.5%) over fiscal 2005. The additional accounting week in fiscal 2005 accounted for additional sales volume of approximately 141,000 metric tonnes. The decrease was attributable to, the one less accounting week and  decreased timber and timber product volumes of 217 000 tonnes, partly offset by volume growth in other pulp and paper volumes. The additional accounting week in fiscal 2005 contributed additional sales of US$95 million.

The impact of the additional accounting week on expenses in fiscal 2005 was US$97 million, based on the average weekly expenses of the 53 accounting weeks, or “average expenses”.

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

Year Ended September 2006 Compared to Year Ended September 2005

North American coated fine paper apparent demand growth was significantly better in fiscal 2006 in comparison to fiscal 2005. Demand for coated woodfree paper grades grew 4.3% in comparison to 1% growth in fiscal 2005. Sappi Fine Paper North America’s average price realised decreased by 0.6% to US$1,009 per metric tonne in fiscal 2006, mainly due to competitive import price pressure and mix. In Europe, demand for coated woodfree paper grew by 7.3% in fiscal 2006, compared to growth of 4.3% in fiscal 2005. Despite sharp input costs increases and significant temporary capacity closures during fiscal 2005, prices in Europe were flat.

Due to weak market conditions in fiscal 2005 and 2006 and to contain rising costs, the company continued its restructuring initiatives as described in the “Company and Business Overview” section. This gave rise to a US$47 million restructuring charge at Sappi Fine Paper Europe.

The translation of our annual results, from local currencies to US$ for reporting purposes, tends to distort comparisons between financial periods when currencies are volatile. During 2006 the US$ strengthened by 2.7% on average against the Euro, and by 5.8% on average against the South African Rand (ZAR). For example, as a result of the strengthening of the average US$ rate against the Euro and the ZAR during 2006, a 1.1% decrease in average selling price realised in Euro translates to a 3.8% decrease in US$, and a 12.4% increase in average selling price realised in ZAR translates to a 5.9% increase in US$. We refer to this as the currency translation effect in the following discussion of our financial condition and results of operations.

Sales

Sales represent the net sales value of all products sold to outside parties. For a full description see our revenue recognition policy in note 2 of our Group annual financial statements included elsewhere in this Annual Report.

Sappi Group:

	Fiscal		Variance
	2006	2005	Value	%
	Tonnes’000
Sales Volume
Sales Volume	7,199	7,479	(280)	(3.7)
Impact of Additional Accounting Week	—	141	(141)	—
	US$ Millions
Sales Value
Sales Value	4,941	5,018	(77)	(1.5)
Impact of Additional Accounting Week	—	95	(95)	—

The total volume of product (including pulp) sold by the Group in fiscal 2006 decreased by 280,000 metric tonnes from fiscal 2005. The impact of additional accounting week in fiscal 2005 was 141,000 metric tonnes. Sales volumes in fiscal 2006 were impacted by a reduction in timber and timber product volumes of 212,000 metric tonnes, partly offset by a 72,000 metric tonne volume growth in other core pulp and paper volumes, and the impact of the additional accounting week in fiscal 2005. The increase of 72,000 metric tonnes in volume of products sold consisted of increased volume sold for Sappi Fine Paper Europe (69,000 metric tonnes), Sappi Fine Paper North America (20,000 metric tonnes) and Sappi Fine Paper South Africa (17,000 metric tonnes), partly offset by reduced volumes sold at Forest Products (34,000 metric tonnes), excluding the impact of the additional accounting week in fiscal 2005.

Consolidated sales decreased by US$77 million to US$4,941 million in 2006 from US$5,018 million in 2005 (1.5%). The impact of additional volume sold, due to the additional accounting week in 2005, was US$95 million, based on average weekly sales. The US$77 million decrease is primarily due to a currency translation effect of US$133 million and lower volumes sold of US$39 million, partly offset by higher selling prices of US$95 million. The sales of our Fine Paper division decreased by US$62 million and Forest Products by US$15 million. The total volume of products sold, in metric tons, in 2006 decreased by 0.3 million tons to 7.2 million tons. Volumes sold increased for Sappi Fine Paper (27,000 metric tonnes), despite 79,000 metric tonnes of additional volume in fiscal 2005 due to the additional accounting week, and decreased for Forest Products (307,000 metric tonnes), with 62,000 metric tonnes attributable to the additional accounting week in fiscal 2005. The increase in volumes for Fine Paper was largely at our European operations (23,000 metric tonnes), while the decrease for Forest Products is primarily due to lower volumes of timber products (212,000 metric tonnes) and paper pulp (95,000 metric tonnes).

An analysis by business unit is as follows:

Sappi Fine Paper:

	Fiscal		Variance
	2006	2005	Value	%
	Tonnes’000
Sales Volume
Sales Volume	4,204	4,177	27	0.7
Impact of Additional Accounting Week	—	79	(79)	—
	US$ Millions
Sales Value
Sales Value	3,958	4,020	(62)	(1.5)
Impact of Additional Accounting Week	—	76	(76)	—

The total volume sold by Sappi Fine Paper (including pulp) in 2006 increased by 27,000 (0.7%) metric tonnes to 4.2 million metric tonnes, even taking into account the impact of the additional accounting week in 2005 of 79,000 metric tonnes additional volume, based on average weekly sales. For Sappi Fine Paper North America, volumes sold decreased by 7,000 metric tonnes (0.5%), to 1.4 million metric tonnes, the impact of the additional accounting week in 2005 was 27,000 metric tonnes, based on average sales. Industry demand for coated fine paper in North America increased at an annualised rate of 4.3% in fiscal 2006. Sappi Fine Paper North America saw a decline in market share due mainly to increased imports. Sappi Fine Paper Europe’s volumes increased by 23,000 metric tonnes to 2.5 million tons (1.0%), compared with industry-wide coated fine paper growth of 7.3% for 2006, compared to 1.6% in 2005. The impact of the additional accounting week in fiscal 2005 was 46,000 metric tonnes, based on average sales. The market share lost in Europe in the second and third quarters of fiscal 2005 was regained by Sappi Fine Paper Europe in the last fiscal quarter of fiscal 2005. Sappi Fine Paper South Africa maintained market share in 2006 with volumes flat at 0.3 million tons.

Total sales for Sappi Fine Paper (including pulp) decreased by only US$62 million (1.5%) to US$3,958 million in fiscal 2006 despite the impact of the additional accounting week in fiscal 2005 of US$76 million additional sales. The US$62 million decrease is due primarily to the currency translation effect (US$79 million) and lower average selling prices realised in local currencies (US$7 million), partly offset by increased volume (US$24 million). Average prices realised in US$ terms in fiscal 2006 decreased by US$21 per metric tonne (2.2%) to US$941 per metric tonne, down from US$962 per metric tonne in fiscal 2005.

Sales for Sappi Fine Paper North America decreased by US$19 million (1.3%) to US$1,439 million in fiscal 2006, based on average sales, the impact of the additional accounting week in fiscal 2005 was

US$28 million. Decreased selling prices reduced sales by US$12 million, and lower volumes contributed to a decrease of US$7 million in sales. The decrease in volume was impacted by the additional accounting week in fiscal 2005. The average price realised decreased by 0.8% to US$1,009 per metric tonne in fiscal 2006, from US$1,017 per metric tonne in 2005.

Sales for Sappi Fine Paper Europe decreased by US$45 million (2%) to US$2,194 million in fiscal 2006. Based on average sales, the impact of the additional accounting week in fiscal 2005 was US$42 million. The US$45 million decrease is due to the currency translation effect (US$61 million) and reduced selling prices in Euro terms (US$5 million), partly offset by increased volume, (US$21 million). The increase in volume was impacted by the additional accounting week in fiscal 2005. The increase in volume, excluding the impact of the additional accounting week in 2005, was mainly the effect of our improved market share as from the final quarter of fiscal 2005. Average prices realised in US$ terms were US$896 per metric tonne in fiscal 2006, US$27 per metric tonne (2.9%) down from the US$923 per metric tonne in fiscal 2005. In Euro terms average prices per metric tonne were 1.1% lower.

For Sappi Fine Paper South Africa, sales increased by US$2 million (0.6%) to US$325 million in fiscal 2006. Based on average sales, the impact of the additional accounting week in fiscal 2005 was US$6 million additional sales in fiscal 2005. The increase is primarily attributable to higher average selling prices realised in ZAR terms (US$9 million) and increased volumes (US$11 million), being partly offset by the decrease due to currency translation effect (US$18 million). The average price realised for fine paper products in South Africa in US$ terms decreased by 2.8% to US$991 per metric tonne in fiscal 2006 as a result of the currency translation effect, while in ZAR terms, the average price realised in fiscal 2006 increased by 2.9% as a result of reduced pressure from imports into South Africa and by the ZAR weakening against the US$. The weakening of the currency also resulted in better margins in ZAR terms on export sales in fiscal 2006.

Sappi Forest Products:.

	Fiscal		Variance
	2006	2005	Value	%
	Tonnes’000
Sales Volume
Pulp and Paper	1,470	1,565	(95)	(6.1)
Timber and Timber Products	1,525	1,737	(212)	(12.2)
Total Volume	2,995	3,302	(307)	(9.3)
Impact of Additional Accounting Week	—	62	(62)	—
	US$ Millions
Sales Value
Pulp and Paper	896	908	(12)	(1.3)
Timber and Timber Products	87	90	(3)	(3.3)
Total Value	983	998	(15)	(1.5)
Impact of Additional Accounting Week	—	19	(19)	—

Total sales volumes, for Sappi Forest Products, decreased 9.3% to 3.0 million tons in 2006. The volume of timber sold decreased by 212,000 metric tonnes (12.2%) and the volume of paper pulp sold decreased by 27.6%, due to the additional accounting week in fiscal 2005 as well as operational performance issues in 2006, while chemical cellulose volumes were 3.5% higher, despite the additional accounting week in fiscal 2005. The impact of the additional accounting week in fiscal 2005 was 62,000 metric tonnes (US$19 million), based on average sales. Sappi Forest Product’s total sales decreased by US$15 million (1.5%), to US$983 million in fiscal 2006, from US$998 million in fiscal 2005. This decrease is attributable mainly to the currency effect (US$55 million) and decreased volumes (US$63 million), partly reduced by increased selling prices in ZAR terms and mix (US$103 million). The average price for chemical cellulose increased by 3.0% in fiscal 2006, mainly due to higher international pulp prices. The higher average prices at Sappi Forest Products, are mainly attributable to improved product mix and higher international pulp prices in 2006. The product mix improvement mainly reflects the decrease in timber product sales (212,000 metric tonnes) and increase in chemical cellulose sales. Chemical cellulose sales increased 16.2% in fiscal 2005 of total Sappi Forest Products sales volume to 18.5% in fiscal 2006. Timber and timber product sales volume decreased from 52.6% in fiscal 2005 to 51.0% in fiscal 2006. In fiscal 2006 the average selling price of chemical cellulose was US$692 per metric tonne and that of timber and timber products US$56 per metric tonne. International pulp prices (NBSK: US$583 per metric tonnes) were US$128 per metric tonne higher than at the end of 2005, which benefited both chemical cellulose and paper pulp sales. Export sales margins in local currency, especially chemical cellulose sales which are all exported, benefited from the weakening of the ZAR against the US$.

Operating Expenses

Group operating expenses (comprising cost of goods sold, SG&A expenses and other expenses) decreased by US$311 million (6.1%) to US$4,816 million in fiscal 2006. An analysis of group operating expenses is as follows:

	2006		2005		Variance
	US$ million	%	US$ million	%	US$ million	%
Total Operating Costs
Delivery	441	9.2	451	8.8	(10)	(2.2)
Material Costs	2,516	52.2	2,426	47.3	91	3.7
Manufacturing Costs	1,428	29.7	1,602	31.2	(174)	(10.9)
Silvicultural Costs	43	0.9	45	0.9	4	10.3
SG&A	366	7.6	363	7.1	3	0.8
Inventory Revaluation	—	—	13	0.3	(13)	(100.0)
Impairment	9	0.2	229	4.5	(220)	(96.1)
Restructuring	43	0.9	22	0.4	21	95.5
Other	(30)	(0.7)	(24)	(0.5)	(13)	71.9
	4,816	100	5,127	100	(311)	(6.1)

Cost of goods sold decreased by US$87 million, reflecting the positive impact of the US$114 million currency effect and US$74 million volume decrease impact being partly offset by the negative impact of US$79 million raw material and energy cost increases and US$22 million adverse fair value pricing adjustment. Major cost drivers during 2006 were price increases of wood (US$32 million), energy (US$83 million) and pulp (US$38 million), partly offset by volume reductions. Selling, general and administrative expenses (‘SG&A’) increased by US$3 million. The impact of the additional accounting week in 2005 was an additional US$85 million cost of goods sold and US$7 million additional SG&A costs, based on the average weekly costs in fiscal 2005. We have been vigilant in controlling costs and offsetting cost increases where possible.

Group fixed costs for the year decreased US$194 million (10%) compared to the previous year. The decrease in fixed costs was mainly due to the one less accounting week, decreased personnel costs (US$93 million), decreased maintenance costs (US$25 million) and decreased depreciation (US$28 million). The impact of the additional accounting week in fiscal 2005, based on average weekly expense, was US$37 million.

Other expenses decreased US$229 million mainly due to the non-reoccurrence of fiscal 2005 impairment charges of US$229 million, impairment charges in fiscal 2006 were US$9 million. In 2006 the benefit of the reversal of the Usutu Mill impairment (US$40 million), in terms of IAS 36, was offset by restructuring charges in Europe (US$40 million).

Operating expenses for Sappi Fine Paper North America decreased by US$262 million, primarily as a result of decreased other expenses (US$207 million) and partly as a result of decreased raw material costs (US$32 million) for chemicals, energy and wood costs and decreased SG&A costs (US$21 million). The reduction in other expenses relates mainly to a reduction in impairment and restructuring charges (US$203 million) and SG&A costs decreased mainly due to a release of a pension fund provision (US$18 million). The impact of the additional accounting week in fiscal 2005 was US$32 million, based on average weekly costs.

Operating expenses for Sappi Fine Paper Europe increased US$66 million (3.1%). The benefit of the currency translation (US$53 million) and one less accounting week (US$37 million) was offset by increased volumes (US$18 million), raw material (US$40 million) and energy (US$52 million) cost increases and restructuring charges (US$40 million). Raw material cost increases were due to timber (US$15 million) and pulp (US$32 million).

Operating expenses for Sappi Fine Paper South Africa remained flat in US$, but increased 6.0% in ZAR. The currency translation benefit (US$17 million) was offset by increased volumes (US$10 million) and increased costs (US$8 million).

Operating expenses for Sappi Forest Products decreased US$107 million (11.7%) The benefit of the currency translation (US$43 million), volume decrease (US$95 million), decreased SG&A (US$5 million) and decreased other expenses (US$87 million) was partly offset by operating cost increases (US$102 million) and fair value pricing adjustment (US$22 million). Other expenses reduced mainly as a result of the Usutu mill impairment charge (US$50 million) in fiscal 2005 being partially reversed in fiscal 2006 (US$40 million).

SG&A, which is included in the group operating expenses discussed above, increased by US$3 million (0.8%) to US$366 million in 2006. SG&A costs were favourably impacted by sales of emission credits at Sappi Fine Paper Europe (US$7 million), reversal of a Pension Fund Provision in Sappi Fine Paper North America (US$18 million), the result of the currency effect (US$16 million) and US$6 million impact due to the extra accounting week in 2005, based on average weekly expenses.

Other expenses which are included in the group operating expenses described above represent all profit and expenditure relating to activities outside what is regarded as normal trading. Other expenses of US$30 million in 2006 (US$259 million in 2005) relates mainly to significantly lower asset impairment charges of US$9 million (US$229 million in 2005) and increased restructuring charges of US$43 million (US$22 million in 2005), partly offset by the reversal of a impairment of Usutu mill at Sappi Forest Products (US$40 million). The US$229 million asset impairment charges in 2005 related mainly to our North American Muskegon Mill (US$183 million) and our Southern African Usutu Mill (US$50 million). The restructuring charges of US$43 million in 2006 relate mainly to a specific operating expense reduction and efficiency improvement project in Sappi Fine Paper Europe (US$47 million), partly offset by the reversal of a provision (US$4 million) in Sappi Fine Paper North America, no longer required.

Group operating expenses per metric tonne decreased by US$17 (2.5%) to US$669 in fiscal 2006 from US$686 per metric tonne in fiscal 2005. The decrease of 2.9% was largely the result of the non-reoccurrence of the Muskegon and Usutu impairment charges (US$32 per metric tonne or 4.7%), the currency translation effect (US$16 per metric tonne or 2.6%) as well as lower raw materials and energy costs (US$2 per metric tonne or 0.3%).

At our North American operations the operating expense were US$1,198 per metric tonne in 2006 compared to US$1,020 in 2005, with the impact of the impairment charges in 2005 were US$128 per metric tonne. At our European operations the operating expenses were US$907 per metric tonne in 2006 compared to US$888 in 2005, mainly due to restructuring charges and increased material costs. At our Fine Paper Southern Africa operations the operating expenses were US$1,009 per metric tonne in 2006 compared to US$1,054 in 2005. At our Forest Products operations the operating expenses were US$270 per metric tonne in 2006 compared to US$277 in 2005, the impact of the Usutu mill impairment charge in 2005 accounting for US$14 per metric tonne.

Operating Loss/Profit

Group operating income amounted to US$125 million in 2006, compared to an operating loss of US$109 million in 2005. The operating loss of our Fine Paper division decreased by US$137 million; and Forest Products operating profit increased by US$92 million.

The group operating margin was positive 2.5% compared to negative 2.2% in 2005. This reflects the effect of the non-reoccurrence of the impairment charges (US$233 million) in 2005 and the reversal of the Usutu mill impairment of US$40 million in 2006.

Sappi Fine Paper.   Operating loss for Sappi Fine Paper decreased by US$137 million to a loss of US$49 million in 2006 primarily due to decreased operating losses at Sappi Fine Paper North America (US$243 million) and Sappi Southern Africa (US$5 million), partly offset by a US$111 million decrease in operating income to a loss of US$27 million at Sappi Fine Paper Europe in 2006. Operating margin was for Sappi Fine Paper negative 1.2% in 2006 as compared to negative 4.6% in 2005.

Sappi Fine Paper North America incurred operating losses of US$16 million in 2006 and US$259 million in 2005. This improvement in 2006 is mainly due to the non-reoccurrence of the Muskegon impairment charge (US$183 million) and restructuring charges (US$22 million) in 2005 and the pension provision release (US$18 million) in fiscal 2006, partly offset by the impact of lower selling prices (US$18 million) and higher raw material and energy costs (US$32 million) in 2006.

Sappi Fine Paper Europe operating profit decreased by US$111 million to a loss of US$27 million in 2006. Operating margin decreased to negative 1.2% in 2006 from positive 3.8% in 2005. The decrease was mainly attributable to increased raw material and energy cost (US$47 million), reduced sales due to currency and pricing (US$66 million) and increased restructuring charges (US$40 million), partly offset by the benefit of increased sales volumes (US$21 million).

Sappi Fine Paper South Africa operating loss decreased US$5 million to a loss of US$6 million; in 2006. The improvement was mainly attributable to pricing (US$9 million), partly offset by increased costs.

Sappi Forest Products.   Sappi Forest Products operating profit increased by US$92 million to US$175 million in 2006. The increase was mainly due to improved volume, pricing and mix (US$135 million), reduced SG&A costs (US$14 million), reduced other expenses (US$87 million), mainly impairment reversal, partly offset by increased operating costs (US$102 million), adverse fair value pricing adjustment (US$22 million) and the impact of currency translation (US$12 million). US$40 million of the Usutu impairment charge (US$50 million) in 2005 was reversed in 2006. Operating margin was 17.7% in 2006, compared to 8.3% in 2005.

Corporate.   Corporate operating expenses decreased by US$5 million.

Net Finance Costs

Net finance costs consists of gross interest and other finance costs net of interest received, interest capitalised, foreign exchange gains and losses and change in fair value of financial instruments. Net finance costs were US$130 million in 2006 compared to US$80 million in 2005. Gross interest cost remained largely unchanged from 2005, increasing by US$1 million to US$162 million. Net interest-bearing debt of US$2,113 million in 2006 increased by US$105 million compared to US$2,008 million in 2005. Net finance costs also included fair value adjustments for which 2005 included gains of US$13 million due to an accounting mismatch, as a result of our inability to apply hedge accounting in respect of interest rate swaps during the third quarter in 2005. As a result of IFRS adoption, the prior year was restated by a US$22 million gain due to cash flow hedges, previously accounted for in equity no longer qualifying for hedge accounting under IAS 39. These instruments are now recognized at fair value through profit and loss.

Cash interest cover (cash generated by operations divided by net finance costs (before capitalised interest)) decreased to 3.6 times in 2006 compared to 7.1 times for 2005. The decrease in 2006 is mainly due to lower cash generated by operations as well as higher net finance costs as a result of the fair value adjustments, which were gains in 2005.

Finance costs capitalised were US$2 million in 2006 and US$1 million in 2005. Finance costs capitalised relate primarily to the capitalised interest on major projects under construction.

Taxation

The 2006 taxation credit was taxation credit of US$1 million in fiscal 2006, compared to a credit of US$5 million in fiscal 2005. The effective taxation rate this year was 14.9% (2.8% in 2005). Despite the loss in fiscal 2006, the decrease in the taxation benefit and the increase in the effective taxation rate in fiscal 2006 were primarily as a result of taxation losses carried forward, arising in North America and Austria, not being recognized under applicable accounting rules. Our North American operations, where the nominal taxation rate is 39.5%, reported a net loss before taxation of US$79 million, with the Austrian operations reporting a loss of US$87 million. In addition a provision for Secondary Tax on Companies (STC) of US$9 million, being 12.5% of dividends declared, was provided. Tax risk provisions to the value of US$13 million have been raised in Europe. Offsetting the negative consequences of losses not being tax relieved and the risk provisions raised was the release of risk provisions against matters which have now been finalised and settled, the recognition of taxation assets in Belgium and the effect of the Usutu impairment reversal not being tax effected, due to the prior non-recognition of the deferred tax asset.

The effective taxation rate of 2.8% in fiscal 2005 was primarily affected by the net loss before taxation of US$327 million for Sappi Fine Paper North America not being fully recognized and the non-relief of the impairment charges relating to the Usutu mill. This was, however, partially offset by tax rate reductions in the Netherlands and South Africa.

Taxation liabilities are calculated according to the tax laws applicable to the jurisdiction in which a legal entity has fiscal residence. Certain jurisdictions apply group taxation and the taxation liabilities of legal entities trading in such jurisdictions are calculated in accordance with group taxation principles. In certain cases entities are subject to taxation in more than one jurisdiction. Where the entity is entitled to a corresponding taxation credit in the country of fiscal residence, this entitlement is reflected in the taxation charge. Should there not be any entitlement to a taxation credit, the foreign taxation paid is included as part of the taxation charge for an entity.

Certain of our companies are subject to taxation queries, which could give rise to additional taxation costs. While amounts have been provided for such costs in addition to amounts disclosed as contingent liabilities, management currently believes that no further material costs will arise. See note 24.4 to our Group annual financial statements included elsewhere in this Annual Report.

Sappi International S.A. (“SISA”) our group treasury, operates in Belgium under a co-ordination centre license granted by the Belgium government that includes an alternative method of calculating the taxation liability of the co-ordination centre. This license was renewed in July 2003 and it is our current understanding that this license will be renewed until the end of 2010. The Belgian government legislated a new general tax measure with effect from January 1, 2006. This tax measure allows for a tax deduction on the notional cost of a company’s equity. This will apply to Sappi once the co-ordination centre status expires and will result in similar benefits.

Sappi accounts for taxation using the undistributed taxation rate for IFRS and using the distributed rate for US GAAP. This is reflected as a reconciling item in the annual financial statements (refer note 35 to our Group Annual Financial Statements included elsewhere in this Annual Report). The company currently has an after tax Secondary Tax on Companies (STC) credit of US$18 million (fiscal 2005 US$31 million). Deferred tax assets are recognised for unused STC credits to the extent that they will be utilised in the future. When STC credits are utilised with declaration of dividends, it will result in the recognition of a deferred tax charge for STC in the income statement in the period that the dividend is declared.

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

Resident companies of South Africa are subject to corporate income tax at a rate of 29%. The South African tax law exempts dividends received from domestic entities from taxation, in part to avoid double taxation of corporate earnings. However, resident companies are subject to Secondary Tax on Companies (STC) upon the declaration of a dividend, equal to 12.5% of such dividend, net of the STC tax liability. Any excess of dividends received by a company in a relevant dividend cycle, excluding those foreign dividends which are not exempt from South African income tax, over the dividends paid in such cycle is carried forward by the company to the succeeding dividend cycle as an STC credit.

The imposition of STC, together with the corporate income taxes, effectively imposes a dual corporate tax system in South Africa, with a liability for both the 12.5% STC and the 29% corporate income tax. This creates an effective tax rate on South African companies of 36.9% on distributed earnings. STC tax on companies is however only recognised under current IFRS when a dividend is distributed. The STC becomes payable one month after the end of the month in which the dividend was declared.

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

•       Foreign dividends to residents holding a certain minimum interest (currently 20% of the total equity shares and voting rights) in the foreign company declaring the dividend, however certain dividends are excluded from this exemption in terms of certain anti-avoidance measures;

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

South African residents, who are natural persons earning interest and non-exempt dividends from foreign sources, are allowed an exemption on the first R2,500 of such income (the exemption is firstly to be applied to foreign dividends and only if they do not exceed R2,500, the excess is to be applied to foreign interest). There is also an exemption applicable to the first R16,500 of the aggregate of any interest received from local sources and any dividends which are not exempt from tax (other than foreign dividends), however, this exemption will be reduced by the amount of the exemption which may be applicable to foreign interest or dividends referred to above.

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

For further information see “Item 10—Additional Information—Taxation”.

Net Loss

Net loss decreased to US$4 million in 2006 from a net loss of US$184 million in 2005, primarily due to the non-reoccurrence of the Muskegon and Usutu impairment charges of US$233 million pre-tax. Lower selling prices, higher raw material and energy costs, especially in our North American and European operations continue to place margins under pressure. A weakening of the Euro and ZAR against the US$ impacts margins of our European and southern African businesses favourably. Restructuring charges in Europe were partly offset, in fiscal 2006, by the reversal of impairment of our Usutu Mill at Sappi Forest Products.

Basic loss per share decreased to a loss of 2 US cents per share in 2006, from a loss per share of 81 US cents per share in 2005.

Liquidity and Capital Resources

Operations

Cash retained from operating activities amounted to US$228 million in 2006 compared to US$301 million in 2005.

During 2006 we generated cash from operations of US$464 million compared to US$569 million in 2005, a reduction of US$105 million in cash generated compared to 2005. Although operating profit (US$125 million) improved by US$234 million as against 2005 operating loss (US$109 million), the improvement in operating profit relates mainly to, non-cash, impairment charges of US$229 million in 2005 becoming a reversal of US$31 million in 2006. Cash generated was reduced by finance costs paid (net of interest income) of US$138 million (US$11 million more than 2005), taxation paid of US$13 million (US$30 million less than 2005) and also by US$17 million cash being utilised by working capital (2005 utilised US$30 million).

Total non-cash items in 2006 amounted to US$339 million, which was US$339 million lower than the US$678 million in 2005, and included:

	2006	2005
	US$ million
Depreciation	390	422
Fellings & Amortisation	76	68
Asset Impairments, Mill Closure & Non-cash items	(127)	188
	339	678

The changes in other non-cash items were as follows:

	2006	2005	Variance
	US$ million
Fair Value Pricing adjustment	(104)	(118)	14
Asset (Reversals)/Impairments	(31)	236	(267)
Other	8	70	(62)
Other Non-Cash Items	(127)	188	(315)

•       The fair value pricing adjustment was lower because of the impact of cost escalations in fiscal 2006, mainly due to the impact of the oil price.

•       The 2005 impairment charges related mainly to the Sappi North American Muskegon and Forest Products Usutu mills. The Usutu impairment was partially reversed in 2006 (US$40 million).

•       Depreciation and felling charges were lower due to the effect of one less accounting week (US$9 million), currency translation effect (US$14 million).

The increase in 2006 in working capital of US$17 million compared to a US$30 million increase in 2005, consisted of:

•       A decrease in accounts payable (US$12 million). The decrease in payables consisted mainly of a decrease in payables at Sappi Fine Paper Europe (US$20 million), partly offset by an increase at Sappi Fine Paper Southern Africa (US$5 million).

•       A minimal increase in receivables (US$3 million).

•       A US$3 million increase in inventories related mainly to increases at our Sappi Fine Paper Europe (US$8 million) and Sappi Fine Paper South African (US$15 million) operations, partly offset by decreases at our North American (US$15 million) and Forest Products (US$2 million) operations.

The increase of US$11 million in finance costs paid in 2006 was primarily due to increased levels of average borrowings and higher interest rates paid on borrowings.

Taxation paid of US$13 million in 2006 was US$30 million lower than 2005.

Investing

Cash utilised in investing activities was US$355 million in 2006 and US$379 million in 2005. Cash utilised in investing activities in 2006 related primarily to capital expenditure on non-current assets of US$303 million, increased pension and other post retirement payments (US$68 million), partly offset by proceeds on non-current asset disposals (US$4 million) and a decrease (US$12 million) in investments and loans. Increased pension and other post retirement payments were mainly at Sappi Fine Paper Europe (US$13 million) and Sappi Fine Paper North America (US$43 million).

Cash capital expenditure increased to US$303 million in 2006 from US$294 million in 2005. The lower cash capital expenditure of US$9 million in 2005 was impacted by currency movements of US$11 million. The US$303 million spent in 2006 consisted of US$160 million (US$183 million in 2005) relating to expenditure to maintain operations and US$143 million (US$111 million in 2005) of expenditure to expand operations.

The capital expenditure of US$143 million in 2006 to expand operations primarily consisted of:

•       Expenditure of US$81 million at our Sappi Fine Paper Europe operations, relating mainly to process improvements, particularly at the Ehingen mill (US$65 million). The purpose of the Ehingen investment was to enable the mill to move from a single to a multi-coated product.

•       Expenditure of US$61 million at our Sappi Forest Product operations, relating mainly to process de-bottlenecking at Saiccor (US$17 million), initial expenditure on the major capacity increase project at Saiccor (US$32 million), a product improvement project at Usutu mill (US$3 million) and various other process improvement projects.

•       Expenditure of US$1 million at our Sappi Fine Paper Southern Africa operations.

Our capital expenditure programme varies from year to year, and expenditure in one year is not necessarily indicative of future capital expenditure.

The capital expenditure of US$111 million in fiscal 2005 to expand operations mainly consisted of:

•       Projects at our European operations amounting to US$58 million, including the replacement of operating equipment and finishing house automation of US$14 million at our Gratkorn mill and US$11 million on the rebuild of our Ehingen mill.

•       US$27 million at our Forest Product division, including US$18 million on de-bottlenecking at Saiccor mill.

•       Expenditure of US$26 million at our North American operations, including US$17 million at the Cloquet mill on product improvements and cost reductions.

Financing

At September 2006 our gross debt, which is all interest-bearing borrowings plus overdraft, decreased to US$2,337 million, from US$2,375 million last year. Cash and cash equivalents of US$224 million in 2006 decreased by US$143 million from last year, primarily due to the dividend payment (US$68 million) and the repayment of loans in 2006. Our net debt, which is gross debt less cash and cash equivalents, at September 2006 increased by US$105 million to US$2,113 million from US$2,008 million last year, of which US$28 million was a result of currency movements and fair value adjustments. At the end of 2006, the ratio of net debt to total capitalization was 46%, up from 41% at the end of 2005.

The currency profile of our gross debt at the end of 2006 and 2005 is detailed below:

	September 2006	% of total	September 2005	% of total
	US$ million		US$ million
US Dollar	1,125	48.1	1,012	42.6
Euro & Swiss Franc	933	39.9	1,105	46.5
South African ZAR	279	12.0	258	10.9
Total	2,337	100.0	2,375	100.0

Debt is preferably taken up in the functional currency of the borrowing entity. Where external loans are raised in currencies other than the domestic operating currency of the entity to which the funds are applied, the currency exposure is covered by forward exchange contracts or currency swaps.

The increased proportion of South African debt in 2006 is mainly the result of increased capital expenditure.

The maturity profile of our gross debt at the end of 2006 and 2005 is detailed below:

	September 2006	% of total	September 2005	% of total
	US$ million		US$ million
2006	—	—	775	32.6
2007*	703	30.1	141	5.9
2008	66	2.8	65	2.7
2009	10	0.4	11	0.6
2010	62	2.7	67	2.8
2011(2005 Thereafter)	553	23.7	1,316	55.4
Thereafter	943	40.3	—	—
Total	2,337	100.0	2,375	100.0

*                    Included in the US$703 million reflected as payable in 2007 is US$347 million debt relating to securitisation funding which has the character of a revolving facility.

The maturity profile of our debt with an average time to maturity of 7.6 years reflects the long-term nature of our assets (2005: 8.4 years).

We have a policy of maintaining a balance between fixed and variable rate loans that enables us to minimise, on a cost effective basis, the impact on reported earnings while maintaining a reasonably competitive, market-related cost of funding. The specific balance is determined by currency to reflect more accurately the relevant interest rate environments. We monitor market conditions and may utilise interest rate derivatives to alter the existing balance between fixed and variable interest loans in response to changes in the market. At the end of 2006, 40.2% of our gross debt was at fixed rates compared to 35.3% in 2005. See note 31 to our Group annual financial statements.

In June 2002, SPH issued US$500 million 6.75% Guaranteed Notes due 2012 and US$250 million 7.50% Guaranteed Notes due 2032 (“the Notes”), both fully and unconditionally guaranteed on an unsecured basis by each of Sappi Ltd and SISA. The interest on the Notes is payable semi-annually on June 15 and December 15 of each year, which commenced on December 15, 2002.

In August 2005, Sappi Papier Holding GmbH (“SPH”) raised a facility of US$54 million from OeKB, repayable in two tranches. Tranche A (“OeKB A tranche”) of US$16 million is repayable in a single repayment in March 2007 and Tranche B (“OeKB B tranche”) of US$38 million in a single repayment in

June 2010. The OeKB A tranche and the OeKB B tranche attract interest at an agreed fixed rate of 4.53%. Interest is payable quarterly in arrears on both tranches. The proceeds were used to pay for Sappi’s equity participation in the Jiangxi Chenming joint venture.

In June 2005 SPH raised a new revolving credit facility of €600 million, with a maturity date of June 2010. The previous syndicated loan facility of €562.5 million raised in 2001, at our disposal until July 2006, was replaced with this new facility. The early replacement of the syndicated loan facility, 12 months prior to maturity, was undertaken to improve the terms and conditions of the replacement facility, specifically pricing of the margin and the commitment fee, and also to ensure continuity in the long-term nature of this facility. The funding margin under the new revolving credit facility is determined by a rating grid and based on our current credit rating attracts a margin between 60 and 67.5 basis points over EURIBOR, depending on the level of utilisation. This new revolving credit facility is to be used for general corporate purposes and was utilized to the extent of US$131.9 million at the end of 2006 (unutilised at the end of 2005).

Sappi Manufacturing took up a public bond of ZAR1 billion (approximately US$129 million) during fiscal 2006, at a fixed rate of 9.34%, repayable in June 2013. The bond was raised primarily to replace other maturing debt.

In previous years our banking covenants were calculated at the combined level of SPH and Sappi International S.A. During 2005 this was changed to measure the covenants at the consolidated Sappi Limited level, following the issuance in 2005 of a Sappi Limited guarantee for the long-term borrowings of the SPH/Sappi International S.A. group. Accordingly, it is more appropriate to measure the covenants at the consolidated group level. Covenants that exist for Sappi Manufacturing (Pty) Ltd have not been affected and remain at that level.

We presently meet all the financial ratios and covenants that apply to our major credit agreements. The covenants are not subject to any rating triggers, however ratings impact our interest rates.

The Group has adequate cash on hand and short and long-term banking facilities to meet its short-term commitments. At the end of 2006, Sappi’s divisions had aggregate unused borrowing facilities available of US$1,069 million (US$134 million in South Africa, US$935 million in Europe) (2005: US$1,229 million) of which US$654 million is committed (2005: US$753 million). In addition, at the end of September 2006 the group had cash and cash equivalents on hand of US$224 million (2005:  US$367 million).

There are at present some limitations on our ability to utilise facilities in any one of our divisions to finance activities, or refinance indebtedness of any other division due to covenant restrictions and South African exchange control regulations. These limitations have been significantly reduced following the refinancing of our various North American debt instruments. These restrictions include limitations on our ability to significantly increase the borrowings of our subsidiaries. A constraint applicable to South African companies is the application of exchange controls, which may inhibit the free flow of funds from South Africa. See “—south African Exchange Controls”. This affected the geographic distribution of our borrowings. As a result, our acquisitions in the United States and Europe were financed initially with indebtedness incurred by companies in these Regions. We now have access to and have extensively utilised long-term borrowings of generally unsecured nature (except in the case of asset-linked finance). Interest rates reflect long-term rates for the currencies being borrowed. Short-term borrowings are generally freely available at commercial rates in all countries in which we operate and are mainly to finance working capital.

Off-Balance Sheet Arrangements

We have entered into certain asset-related finance arrangements for which various obligations, which are significant, and related assets are not included in our Group annual financial statements under IFRS. These Off-Balance Sheet Arrangements include lease arrangements described in note 26, securitisation facilities described in note 17 and an equity accounted investment described in note 14, in each case to our Group annual financial statements included elsewhere in this Annual Report, and are detailed as follows:

Lease Arrangements.   In 1997 we sold one of our paper machines at our Somerset mill for US$150 million and entered into a leaseback arrangement. This transaction diversified our sources of funding and provides a longer-term horizon to our repayment profile. This qualifies as an operating lease under the applicable accounting principles. The lease term expires after 15 years, and we have an option to either return the paper machine;  renew the lease for at least 2 years, but for no longer than 80% of its remaining useful life; or repurchase it at its fair market value at the end of the lease term. An option exists to repurchase the paper machine at an earlier date of January 29, 2008 for the original purchase price multiplied by a factor of 50.1%. To exercise the option, we must provide notice of between 180 and 360 days prior to the early buyout date. There is no right of refusal associated with the early buyout option. The future minimum obligations under this lease are included in the amounts presented in note 26 to the group annual financial statements.

In 1982 a cogeneration facility was installed adjacent to our Westbrook mill at a cost of US$86 million, to supply steam and electricity to the mill on a take-or-pay basis. We have taken the position that this is an operating lease. An unrelated investor owns the facility. The agreement expires in 2008 and we have an option to purchase the facility at the end of the basic term or any renewal term, at its fair market value at that time. We also have a right of first refusal to buy the facility should the owner elect to sell it. The future minimum obligations under this arrangement are included in the amounts presented in note 26 to the group annual financial statements.

Although those lease arrangements are a method of financing, a leasing arrangement that qualifies for accounting treatment as an operating lease results in neither debt nor the relevant assets being reflected on our balance sheet.

Trade Receivables Securitisation.   To improve our cash flows in a cost-effective manner, we sell between 86% and 99% of our eligible trade receivables on a non-recourse basis to special purpose entities (“SPEs”) that are owned and controlled by third party financial institutions. These SPEs are funded in the commercial paper market. Following our first-time adoption of IFRS in 2006, the majority of these receivables are now reflected on our balance sheet with the exception of the southern Africa receivables. The funds received are reflected as interest-bearing borrowings (refer note 21). This accounting treatment is in-line with the strict derecognition criteria introduced through amendments to IAS 39 ‘Financial Instruments’.

In the southern African region the sale of receivables to iNdwa Investments Limited is not reflected on-balance sheet. The key difference in the securitisation programme in this region is that there are no first tier loss provisions which reduce the bank’s credit risk. In this region virtually all receivables are securitised, however, we retain 15% of the credit risk on the receivables on a proportionate basis, after all recoveries, including insurance recoveries. The total amount of trade receivables sold and derecognised at the end of fiscal 2006 amounted to US$107 million (fiscal 2005: US$129 million).

If this securitisation facility was to be terminated, we would discontinue further sales of trade receivables and would not incur any losses in respect of receivables previously sold. There are a number of events which may trigger termination of the facility, amongst others, an unacceptable amount of defaults; terms and conditions of the agreements not being met; or breaches of various credit insurance ratios. The impact on liquidity varies according to the terms of the agreement; generally however, future trade receivables would be recorded on balance sheet until a replacement agreement was entered into.

An impairment of accounts receivable has been recorded for any receivables which may be un-collectable. The determination of this allowance is restricted to the 15% risk retained by Sappi.

Equity Accounted Investment.   In 1998, our interests in timberlands located in Maine and certain equipment and machinery were sold to a third party timber company, Plum Creek Timberlands LLP, in exchange for cash of US$3 million and three promissory notes receivable in the aggregate amount of US$171 million. In 1999, the Company contributed these promissory notes to a special purpose entity (“SPE”). The promissory notes were pledged as collateral for the SPE to issue bonds to investors in the amount of US$156 million. In 2001, the Company contributed its interest in the SPE to a limited liability company in exchange for 90% of the outstanding limited liability membership interest. All voting control of the limited liability company is controlled by an unrelated investor that has significant capital at risk and therefore has not been consolidated by the Company in its financial statements. The SPE is not consolidated in our financial statements because we have taken the position that it is controlled by an unrelated investor which has sufficient equity capital at risk to support such a position. The Company’s investment in the SPE is US$19 million as of October 1, 2006.

The SPE may not be liquidated prior to repayment of the bonds it issued, which mature in three tranches on February 11, 2007, February 11, 2009, and February 11, 2011. The Company may not redeem its investment in the SPE (via its ownership interest in the limited liability company) prior to complete repayment of the bonds issued by the SPE and our investment has a subordinate interest to the payment of the outstanding bonds. We have not guaranteed the obligations of the SPE and the holders of the notes payable issued by the SPE have no recourse to us.

The SPE is bankruptcy remote and serves to protect the investors in the notes from any credit risk relating to Sappi Limited by isolating cash flows from the Plum Creek notes receivable. The structure was set up to raise funding using the promissory notes as collateral in a manner that would not result in either debt or the Plum Creek Timberlands LLP notes being reflected on balance sheet. This would not be the case if we monetised the promissory notes through an issuance of secured notes directly or by an entity that was required to be consolidated in our financial statements under the applicable accounting principles.

Capital Expenditures

Capital expenditures in 2006 and 2005 consisted of the following:

	September 2006	September 2005
	US$ million	US$ million
Sappi Fine Paper
Sappi Fine Paper North America	48	90
Sappi Fine Paper Europe	136	124
Sappi Fine Paper South Africa	19	27
Total	203	241
Sappi Forest Products	99	101
Corporate	1	3
Consolidated Total	303	345

Of the US$303 million of capital expenditure in 2006 (2005: US$345 million), approximately US$160 million were investments to maintain operations (2005: US$183 million) and US$143 million were investments to expand operations. The capital expenditure to expand operations during 2006 included major projects at Sappi Fine Paper Europe US$81 million, Sappi Forest Products US$61 million, and

Sappi Fine Paper North America US$1 million. Total capital expenditure amounted to 77% of depreciation in 2006. Capital expenditure to expand operations in fiscal 2006 was US$143 million (US$111 million in 2005). Capital expenditure to expand operations primarily consisted of investments at Sappi Fine Paper Europe related mainly to process improvements, particularly at the Ehingen mill (US$65 million). The purpose of the Ehingen investment was to enable the mill to move from a single to a multi-coated product. The investments at Sappi Forest Products related mainly to process de-bottlenecking at Saiccor (US$17 million), initial expenditure on the major capacity increase project at Saiccor (US$32 million) and various other process improvement projects. Capital expenditure to expand operations during fiscal 2005 included major projects at our European Gratkorn and Ehingen mills, South African Saiccor mill and Cloquet mill in North America. Total capital spending for the Sappi Group during fiscal 2005 amounted to 82% of depreciation. Due to cash flow restrictions during fiscal 2006 capital expenditure was intentionally curtailed. Capital spending for the Sappi Group during 2007 is not expected to exceed depreciation, including the proposed expansion of the Sappi Forest Products Saiccor mill. Capital spending is expected to be funded primarily through internally generated funds. For further details about our capital commitments, see note 26 to our Group annual financial statements included elsewhere in this Annual Report.

We operate in an industry that requires high capital expenditures and, as a result, we need to devote a significant part of our cash flow to capital expenditure programmes, including investments relating to maintaining operations. Capital spending for investment relating to maintaining operations during fiscal 2006 and fiscal 2005 amounted to approximately US$160 million and US$183 million, respectively. The capital expenditure programme for these fiscal years was funded primarily through internally generated funds.

Our mills are generally well invested. Sappi Fine Paper North America’s former corporate parent invested approximately US$1 billion on capital and investment expenditures from 1988 to 1994. In addition, there was approximately NLG 1,383 million of capital expenditures by KNP Leykam in the two years preceding our acquisition of that company in December 1997, which included the commissioning of PM 11 at Gratkorn. Consequently, during fiscal 1997 to fiscal 2004, capital spending incurred related mainly to maintaining existing operations and selected high-return capacity expansion or quality-enhancing projects. At Muskegon in North America, Gratkorn in Europe, and Stanger in South Africa, major projects were completed to upgrade operating equipment. These projects are expected to improve product quality, reduce costs and increase capacity. Potlatch spent approximately US$525 million on the Cloquet mill during the period 1993 to 2000, resulting in a substantially new pulp mill.

Contractual Obligations

We have various obligations and commitments to make future cash payments under contracts, such as debt instruments, lease arrangements, supply agreements and other contracts. The following table includes information contained within the Group annual financial statements included elsewhere in this Annual Report, as well as information regarding purchase obligations. The tables reflect those contractual obligations at the end of fiscal 2006 that can be quantified.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 – 5 years	More than 5 years
	(US$ millions)
Long-Term Debt Obligations(1)	2,286	687	61	612	926
Capital Lease Obligations(1)	42	7	14	4	17
Operating Lease Obligations(2)	235	54	77	45	59
Purchase Obligations(3)	56	24	27	5	—
Other Long-term Liabilities Reflected on Balance Sheet(4)	472	—	—	—	—
Group Total	3,091	772	179	666	1,002

(1)                Refer to note 21 of our Group annual financial statements included elsewhere in this Annual Report.

(2)                Operating leases are future minimum obligations under operating leases. Refer to note 26.

(3)                Unconditional Purchase Obligations are obligations to transfer funds in the future for fixed or minimum amounts or quantities of goods or services at fixed or minimum prices (for example, as in take-or-pay contracts or throughput contracts, relating to among others, timber and power).

(4)                The Other Long-Term Liabilities of US$472 million (fiscal 2005 US$577 million) on balance sheet, relate mainly to post-employment benefits, post-retirement benefits other than pensions obligations, workmen’s compensation, and other items which do not have a payment profile. Refer to note 22 of our Group annual financial statements included elsewhere in this Annual Report.

Share Buy Back

Following an initial approval of our shareholders, on December 15, 2000, of purchases by our subsidiaries of Sappi ordinary shares, further approval to purchase was obtained at the annual general meeting of shareholders held on 6 March 2005. A special resolution granting authority to Sappi Limited or Sappi subsidiaries to buy back, up to 10%, of the issued shares of Sappi Limited in any one year, was approved. Pursuant to this approval, Sappi Limited or its subsidiaries may buy back shares from time to time. This authority is valid until the next annual general meeting. Under the South African Companies Act, subsidiaries may not hold more than 10% of the issued share capital of the parent company.

Following the initial approval in December 2000, our cumulative buy back by Group entities, at the end of 2005, is approximately 19.4 million shares (or approximately 8.1% of our issued shares) at an average price of US$9.61 (ZAR74.55) per share, of which 7.0 million shares had been utilised by the Sappi Limited Share Incentive Trust to meet its obligations. During 2005 we acquired approximately 1.3 million shares for a total consideration of approximately US$15.9 million. We held approximately 13.2 million treasury shares (or approximately 5.5% of our issued shares) at the end of 2005. On December 6, 2006, the closing price for our shares on the JSE was 11,425 SA cents per share and the closing price of the ADSs on the NYSE was US$16.09 per ADS. No shares were acquired during 2006.

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

Dividends

In 2006, Sappi Limited declared dividends in respect of ordinary shares of 30 US cents per share (2005: 30 US cents per share).

We aim to declare annual dividends, which, over time, incorporate real growth for shareholders. To this end, dividend cover in each year will vary in line with changes in the business cycle, but our current intention is to maintain a long-term average of three times net profit. Notwithstanding our inability to meet this target in recent years, we remain committed to this policy in the longer term.

Mill Closures, Acquisitions, Dispositions and Impairment; and Joint Venture

Usutu impairment reversal.   During the first quarter of 2005 we announced the impairment of our Usutu mill. The Usutu mill is an unbleached kraft pulp mill and forms part of the Sappi Forest Products reporting segment. Due to continued losses an impairment review was conducted which led to the recognition of an impairment charge of US$50 million in 2005. During the fourth quarter of 2006 the impairment of Usutu mill was reversed, in terms of IAS 36, because, as a result of improved pulp prices, weakening of the ZAR against the US$, improved economic conditions and improved operational performance, profitability has improved. Demand for the mills product has improved as international pulp prices improved as the differential between bleached and unbleached pulp prices widens resulting in unbleached capacity reverting back to bleached pulp production. The improved international pricing and improved product quality have resulted in improved pricing and the weakening of the local currency against the US$ is improving margins in local currency as costs are mainly local currency denominated. The impairment reversal for the year was US$40 million.

Nash Mill Closure.   In May 2006 paper production at our Nash mill was stopped. The mill had been suffering from escalating costs, especially energy, which made it uncompetitive. The plant and equipment has been scrapped or transferred within the Group. The product previously manufactured at the mill is now produced elsewhere in the Group. The land and buildings are currently available for sale and are expected to be sold by the end of the next financial year. The assets are held in the Sappi Fine Paper Europe. The closure resulted in an impairment charge of US$2 million. An initial impairment charge of US$3 million was taken during fiscal 2005.

Restructuring.   During 2006 Sappi Fine Paper Europe undertook a major cost reduction and productivity improvement project which will result in a headcount reduction of 650 employees mainly throughout 2007. This project resulted in a restructuring charge of US$40 million in quarter four of 2006.

Muskegon impairment.   During the third quarter of fiscal 2005 we announced the impairment of our North American Muskegon mill, and recorded impairment charges of US$183 million in fiscal 2005. During fiscal 2006 impairment charges of US$4 million were incurred. A detailed discussion of this impairment is contained in the section “Restructuring”, elsewhere in this Operating and Financial Review and Prospects.

Joint Venture with Shandong Chenming Paper Holdings Limited.   During 2004 we acquired 34% of Jiangxi Chenming Paper Company Limited (“Jiangxi Chenming”) in a joint venture with Shandong Chenming Paper Holdings Limited (“Shandong Chenming”) (51%), Moorim Paper Manufacturing Company Limited of South Korea (7.5%), and the International Finance Corporation (“IFC”) (7.5%). Our equity contribution was approximately US$60 million.

The mill has an annual capacity of 350,000 metric tons per annum light-weight coated paper machine together with a bleached thermo mechanical pulp (BTMP) mill, de-inked pulp plant, and power plant. The mill is located in Nanchang, the capital of Jiangxi Province which is in southeast China. The mill was commissioned in August 2005. The total cost of the project is approximately US$440 million. The IFC had arranged the debt financing for the project, which is without recourse to Sappi. The IFC holds 7.5% of the equity and has also approved US$50 million in long-term debt for its own account.

Pensions and Post-retirement Benefits Other than Pensions

The Group provides various post-retirement benefits to its active and retired employees worldwide, including: pension, post-retirement health and other life benefits.

The under funded status of the Company’s pension plans decreased by US$139 million from the deficit of US$367 million as of September 2005 to a deficit of US$228 million as of September 2006. Post-retirement benefit liabilities (other than pension) decreased US$14 million to US$164 million from US$178 million as at September 2005.

Benefit obligations and fair value of plan assets across the regions are as follows:

	September 2006		September 2005
	Benefit Obligation	Fair value of plan Assets	Benefit Obligation	Fair value of plan assets
	(US$ in million)
Pensions	1,513	1,285	1,589	1,222
The South African Surplus Recognition Restriction	41	—	(6)	—
Post-retirement Benefits Other than Pensions	164	—	178	—

Actual returns for the various regional pension funds during 2006 were significantly better than actuarial projections, which improved asset levels as of September 2006. Discount rates in funds have been adjusted upwards, reflecting higher prevailing interest rates. The higher discount rates across the regions decreased liabilities by US$76 million, thereby having a positive effect on the funded status of the Group’s plans from September 2005 to September 2006.

The key assumptions used to compile plan assets and liabilities at September 2006 were as follows:

	Europe		North America		United Kingdom		South Africa
	2006	2005	2006	2005	2006	2005	2006	2005
	%	%	%	%	%	%	%	%
Discount rate	4.50	3.68	5.75	5.50	5.00	5.00	8.50	8.10
Return on assets	5.50	5.19	8.25	8.25	5.75	5.75	10.50	9.71
Salary increase	3.04	2.99	3.50	3.50	4.00	4.00	6.00	5.49

A 1% increase in discount rates would decrease the pension liability by approximately US$220 million and the related pension expense by approximately US$16 million per annum.

A 1% increase in the healthcare cost trend rates would increase the accumulated other post-retirement benefit obligation by US$13 million and the aggregate of the service and interest cost components of net periodic other post-retirement benefit expense by US$2 million after tax per annum.

The South African pension fund is, from 2005, closed to new employees. Due to uncertainties in interpretation of the South African pensions legislation, the surplus in the South African fund cannot be recognized.

For further information see notes 28 and 29 to our Group annual financial statements.

Insurance

The Group has an active programme of risk management in each of its geographical operating regions to address and to reduce exposure to property damage and business interruption. All production and distribution units are subject to regular risk assessments, the results of which receive the attention of senior management. The risk assessment and mitigation programmes are co-ordinated at Group level in order to achieve a harmonisation of methodology.

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

Sappi has a global insurance structure and the bulk of the insurance is placed with its own captive insurance company, Lignin Insurance Company Limited, which in turn reinsures the vast majority of the risk with third-party insurance companies.

Sappi has successfully placed the renewal of its 2007 insurance cover at rates lower than 2006. Self-insured retention for any one property damage occurrence has remained at US$25 million, with an unchanged annual aggregate limit of US$40 million. For property damage and business interruption, there generally does not seem to be cost effective cover available to full value. However the directors believe that the loss limit cover of US$1 billion should be adequate for what they have determined as the reasonably foreseeable loss for any single claim.

Insurance cover for credit risks currently applies to Sappi’s North American, European and South African domestic trade receivables.

Critical accounting policies and estimates

Our Group financial statements have been prepared in accordance with IFRS. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial techniques. The group constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate. Historically, actual results have not significantly deviated from those determined using the estimates described above, except for post-employment benefits. The group believes that the following accounting policies are critical due to the degree of estimation required and/or the potential material impact they may have on the groups financial position and performance.

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

In order to assess if there is any impairment, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the carrying amount exceeds the recoverable amount (being the greater of the discounted expected future cash flows and the net selling price of the asset) of the asset, we will recognise an impairment loss for the difference. Considerable management judgement is necessary to estimate discounted future cash flows, including judgements and estimates as to future product pricing, raw material costs, volumes of product sold, changes in the planned use of machinery or equipment or closing of facilities. The calculation of appropriate pre-tax discount rates (weighted average cost of capital) is another sensitive input to the valuation. While every effort is made to make use of independent information and apply consistent methodology, actual circumstances or outcomes could vary significantly from such estimates, including as a result of changes in the economic and business environment. These variances could result in changes in useful lives or impairment. These changes can have either a positive or negative impact on our estimates of impairment and can result in additional charges.

Goodwill impairment tests are performed annually to compare the fair value of each of our reporting units (cash generating) to its carrying amount. Goodwill impairment testing is conducted at reporting unit levels of our business and is based on a cash flow based valuation model to determine the fair value of the reporting unit. The assumptions used in estimating future cash flows were based upon our business forecasts and incorporated external information from industry sources, where applicable. Actual outcomes could vary significantly from our business forecasts. Changes in certain of these estimates could have a material effect on the estimated fair value of the reporting unit. In addition to the judgments described in the preceding paragraph that are necessary in estimating future cash flows, significant judgments in estimating discounted cash flows also include the selection of the pre-tax discount rate (weighted average cost of capital) and the terminal value (net present value at end of period where there is a willing buyer and seller) multiple used in our valuation model. The discount rate used in our valuation model considered a targeted debt and equity mix, a market risk premium, and other factors consistent with valuation methodologies. The terminal value multiple used in our valuation model considered the valuations for comparable companies. Based on the results of the impairment evaluation described above, the recorded goodwill was not impaired as the fair value of each reporting unit exceeded the carrying value.

Small changes to the valuation model would not significantly impact the results of our valuation; however, if future cash flows were materially different than our forecasts, then the assessment of the potential impairment of the carrying value may be impacted.

Property, plant and equipment.   Property, plant and equipment represents tangible items and intangible items that are integrated with tangible items that are held-for-use in the production or supply of goods or services, for rental to others, or for administrative purposes and are expected to be used during more than one period.

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes the estimated cost of dismantling and removing the assets, where specifically required in terms of legislative requirements or a constructive obligation exists.

Owner-occupied investment properties and properties in the course of construction are carried at cost, less any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying value. Cost includes professional fees and, for qualifying assets, borrowing costs capitalised in accordance with the Group’s accounting policy. Depreciation commences, on the same basis as other property assets, when the assets are ready for their intended use. The Group currently does not hold any investment properties.

Subsequent expenditure is capitalised when it is measurable and will result in probable future economic benefits. Expenditure incurred to replace a component of an item of owner-occupied property or equipment is capitalised to the cost of the item of owner-occupied property and equipment and the part replaced is derecognised. All other expenditure is recognised in profit or loss as an expense when incurred.

Depreciation is charged so as to write off the depreciable amount of the assets, other than land, over their estimated useful lives to estimated residual values, using a method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.

Where significant parts of an item have different useful lives to the item itself, these parts are depreciated over their estimated useful lives. The methods of depreciation, useful lives and residual values are reviewed annually.

The following methods and rates were used during the year to depreciate property, plant and equipment to estimated residual values:

Buildings     straight line 40 years

Plant     straight line 5 to 20 years

Vehicles     straight line 5 to 10 years

Furniture and equipment     straight line 3 to 6 years

Assets held under finance leases are depreciated over their expected useful lives or the term of the relevant lease, where shorter. Previously the cost of assets was written-off over the assets expected useful life, depending on the class of asset. Under IFRS these useful lives have to be reassessed annually and the depreciation charge adjusted accordingly. This process is, by its nature, dependant on certain key assumptions.  Management believes that the assigned values and useful lives, including the underlying assumptions have been adequately considered and consistently applied. Different assumptions and assigned useful lives could have an impact on the reported amounts.

The gain or loss arising on the disposal or scrapping of property, plant and equipment is recognised in profit or loss.

For material items of property, plant and equipment an internal engineer is used to assist in determining the remaining useful lives and residual values. Management believes that the assigned values and useful lives, including the underlying assumptions have been adequately considered and consistently applied. Different assumptions and assigned useful lives could have an impact on the reported amounts.

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

The group then assesses the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent recovery is not likely, a valuation allowance is established. In recognising deferred tax assets the Company considers profit forecasts including the effect of exchange rate fluctuations on sales and external market conditions. Where it is probable that a position may be successfully challenged, based on reported challenges by revenue authorities of similar positions taken by other taxpayers, as well as items already raised by revenue authorities during audits, but for which resolution has not yet been reached, a valuation allowance or tax provision is raised for the tax on the probable adjustment. Management’s judgement is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. Deferred tax assets have been recognised where management believes there are sufficient taxable temporary differences or convincing other evidence that sufficient taxable profits will be available in to realise deferred tax assets. Although the deferred tax assets for which valuation allowances have not been recognised are considered realisable, actual amounts could be reduced if future taxable income is not achieved. This can materially affect our reported net income and financial position.

Hedge accounting for financial instruments.   For the purposes of hedge accounting, we classify hedges into two categories: (a) fair value hedges which hedge the exposure to changes in the fair value of a recognised asset or liability; and (b) cash flow hedges, which hedge exposure to variability in cash flows that are either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction. The financial instruments that are used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in either the fair value or cash flows of the related underlying exposures. Hedge accounting is mainly used for debt instruments to hedge interest rate and foreign currency risk exposures and for firm commitments to hedge foreign currency risk exposures. We do not use hedge accounting for trading transactions.

In relation to fair value hedges, which meet the conditions for hedge accounting, any gain or loss from re-measuring the hedging instrument to fair value is recognised immediately against income. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised against income. Any residual ineffectiveness related to fair value hedges can affect our reported net income. External market data is applied in re-measuring the hedging financial instrument.

In relation to cash flow hedges, which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders’ equity and the ineffective portion is recognised in income. The gains or losses, which are recognised directly in shareholders’ equity, are transferred to income in the same period in which the hedged transaction affects income. Any residual ineffectiveness related to cash flow hedges can affect our reported net income. External market data is applied in measuring the hedge effectiveness of the financial instrument. Hedge ineffectiveness is recognised immediately against income. The group does not currently have any cash flow hedges.

Refer to note 31.5 of the Group Annual Financial Statements contained elsewhere in this Annual Report for details of the fair value hedging relationships.

The group has the following fair value hedges which qualify for hedge accounting:

Bonds at fixed interest rates with a total principle amount of US$856 million are hedged by seven external interest rate swaps (IRS), with a negative fair value of US$23 million which convert the US$ fixed interest rates into floating 6-month LIBOR in arrears.

In fiscal 2005 the hedge was de-designated at the end of March 2005 and was only re-designated three months later. During this period hedge accounting was interrupted. The changes in fair value of the bonds until the moment of de-designation are amortised over the remaining life of the hedge.

The following is an analysis of the impact on pre-tax profit and loss for the period

	2006	2005
	US$ million	US$ million
(without brackets favourable)
De/re designation	—	12.9
Amortisation	(1.6)	(1.2)
Residual ineffectiveness	3.5	10.5
Total	1.9	22.2

During 2006, Sappi’s firm commitments for the purchase of equipment in foreign currency were hedged for foreign exchange risk by forward exchange contracts and were designated as a fair value hedge. The value of the firm commitments hedge accounted for was EUR15.4 million and US$1.1 million. These foreign currency forward exchange contracts had a negative fair value of US$0.3 million. Since the critical terms perfectly match, there was no residual ineffectiveness affecting profit and loss for the period.

Plantations.   We state our plantations at their fair value, less estimated costs to sell at the harvesting stage. Fair value is determined using the present value method for immature timber and the standing value method for mature timber. All changes in fair value are recognised in income in the period in which they arise.

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

For further information see note 11 of our Group annual financial statements included elsewhere in this Annual Report.

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

Pension plans

The key assumptions used to compile pension plan assets and liabilities at the end of fiscal 2006 and fiscal 2005 were as follows:

	Europe		North America		United Kingdom		South Africa
	2006	2005	2006	2005	2006	2005	2006	2005
	%	%	%	%	%	%	%	%
Discount rate	4.50	3.68	5.75	5.50	5.00	5.00	8.50	8.10
Return on assets	5.50	5.19	8.25	8.25	5.75	5.75	10.50	9.71
Salary increase	3.04	2.99	3.50	3.50	4.00	4.00	6.00	5.49

The benefit obligations and fair value of plan assets at the end of fiscal 2006 were as follows:

	Benefit obligation	Fair value of Plan assets	Net Funded/ (Unfunded) status
	US$ million
Pension funds
Europe	585	466	(119)
North America	438	329	(109)
United Kingdom	234	195	(39)
South Africa	256	295	39
	1,513	1,285	(228)

The higher discount rates across the regions decreased liabilities by US$76 million, thereby having a positive effect on the funded status of the Group’s plans at the end of fiscal 2006 compared to the end of fiscal 2005.

The unfunded status of the Company’s pension plans decreased by US$139 million to a deficit of US$228 million at the end of fiscal 2006 from a deficit of US$367 million at the end of fiscal 2005.

Net periodic pension costs using the assumptions above were as follows at the end of fiscal 2006 and fiscal 2005:

	2006	2005
	US$ million
Pension costs
Europe	—	12
North America	(6)	17
United Kingdom	4	4
South Africa	1	8
	(1)	41

Employer contributions in fiscal 2007 for pensions are expected to rise by approximately US$25 million to US$86 million.

A 1% increase in discount rates would decrease the pension liability by approximately US$220 million.

Post retirement benefits—other than pensions

The key assumptions used to compile post retirement benefit obligations other than pensions were as follows at the end of fiscal 2006 and fiscal 2005:

	North America		South Africa
	2006	2005	2006	2005
	%	%	%	%
Discount rate to estimate accumulated benefit	5.75	5.50	8.50	8.10
Health care cost trends to value APBO	10.00	10.00	6.50	5.60
Which gradually reduce to an ultimate rate of	5.00	5.00	5.60	5.60
Over a period of (years)	5	5	—	—

The benefit obligations and fair value of plan assets at the end of fiscal 2006 were as follows:

	Benefit obligation	Fair value of Plan assets
	US$ million
Other post-retirement benefits
North America	103	—
South Africa	61	—
	164	—

Discount rates are drawn from high quality corporate bond yield indices with terms similar to those of fund liability profiles. Discount rate assumptions have been adjusted upwards in all funds, reflecting, respectively, prevailing higher interest rates. This has decreased the net unfunded status of other post-retirement benefits plans by US$14 million to US$164 million at the end of fiscal 2006 from the end of fiscal 2005.

Post retirement benefit costs—other than pensions using the assumptions above were as follows at the end of fiscal 2006 and fiscal 2005:

	2006	2005
	US$ million
Other post-retirement benefits cost
North America	6	9
South Africa	6	7
	12	16

A 1% increase in the health care cost trend rates would increase the accumulated other post-retirement benefit obligation by approximately US$14 million and the aggregate of the service and interest cost components of net periodic other post-retirement benefit cost by US$2 million per annum.

A 1% decrease in the health care cost trend rates would decrease the accumulated other post-retirement benefit obligation by approximately US$13 million and the aggregate of the service and interest cost components of net periodic other post-retirement benefit cost by US$2 million per annum.

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

For further information, see “Item 8—Financial Information—Legal Proceedings”.

Adoption of IFRS during the year

The group has adopted International Financial Reporting Standards (IFRS) in preparing the consolidated financial statements for the year ending September 2006. The transition to IFRS is accounted for in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards with October 2004 as the date of transition. The changes in accounting policies as a consequence of the transition to IFRS are described below as well as reconciliations of the effects of the transition to IFRS.

IFRS 1 provides a number of exemptions in respect of the first time adoption of IFRS. These are areas where the retrospective application of IFRS is prohibited:

•       The recognition of previously derecognised financial assets and financial liabilities under previous standards

•       The designation of financial instruments for hedge accounting

•       Changes to estimates, where estimates were previously determined with due consideration

•       Assets classified as held for sale and discontinued operations

The application of the compulsory exemptions by Sappi Limited did not have a material impact on the financial position, financial results and cash flows of the group.

The group did not to elect the following optional transitional provisions in terms of IFRS 1, due to the exemptions having no material impact on the group:

•       Compound financial instruments

•       Assets and liabilities of subsidiaries, associates and joint ventures

•       Designation of previously recognised financial instruments

•       Insurance contracts

•       Decommissioning liabilities included in the cost of property, plant and equipment

•       Leases

•       Fair value measurement of financial assets or liabilities at initial recognition

The following exemptions in accordance with IFRS 1 were elected:

•       Business Combinations—IFRS 3

The group has elected not to retrospectively apply the requirements of IFRS 3 for Business Combinations that occurred prior to October 2004. The estimates and measurement of fair values that would have been required at prior dates of acquisition to apply IFRS 3 retrospectively to all previous business combinations are not readily available and management is of the opinion that the cost would outweigh the benefit in applying aforementioned changes retrospectively. If the group had applied the statement retrospectively it would have been required to restate the value of goodwill and assess whether any intangible assets should have been recognised.

The prospective application of IFRS 3 had no impact on the prior year annual reported results due to the following:

•       In terms of IFRS 3 original fair values are not required to be re- measured for business combination.

•       Assets and liabilities acquired in business combinations are recognised and measured in the opening balance sheet in accordance with IFRS.

•       No adjustment to goodwill is required for recognition of intangible assets of previous business combinations.

•       No derecognition of intangible assets that do not satisfy the criteria for recognition under IAS 38 Intangible assets required.

•       There is no contingency affecting the amount of the purchase consideration for past business combinations.

•       The carrying amount of goodwill in the opening IFRS balance sheet is the carrying amount under SA GAAP at the date of transition to IFRS. Goodwill is no longer amortised.

•       Goodwill is now tested for impairment annually.

If the Group had applied IFRS 3 retrospectively, the carrying value of property, plant and equipment; intangible assets; financial liabilities; contingent liabilities and goodwill mayhave been different from those currently reported.

•       Share-based payment—IFRS 2

The group has elected the share-based payment exemption therefore IFRS 2 is only applicable to equity instruments granted after 7 November 2002 that were not vested by January 1 2005. For instruments vesting on or after 1 January 2005, Sappi has recognised a charge in the income statement and set up a separate category in shareholders’ equity for all share options and awards, based on the fair value of the awards as calculated at the grant date. The date was selected as it was permitted in terms of IFRS 2.

If the group had applied the provision of IFRS 2, it would have resulted in an increased share-based payment expense in the period, for all outstanding share options awarded. If the group had applied the statement retrospectively it would have resulted in an increase of the expense recognised of US$2 million.

•       The Effects of Changes in Foreign Exchange Rates—IAS 21

Sappi has elected to apply the exemption in IFRS 1 which allows the cumulative translation differences of all foreign operations to be reset to zero by transfer to distributable reserve at the date of transition to IFRS which is October 2004. An amount of US$244 million was transferred from the Foreign Currency Translation Reserve to retained income on the transition to IFRS.

If the group had not reset the cumulative translation difference (Foreign Currency Translation Reserves, “FCTR”) to zero, this would have resulted in a decrease in distributable reserves and an increase in the FCTR balance.

Adjustments on adoption of IFRS

The adoption of IFRS led to changes in the Group’s financial position, financial performance and cash flows. The significant differences between previously reported SA GAAP financial statements and IFRS are as follows:

a                   Share-based Payment—IFRS 2

Sappi has recognised a charge of US$10 million for the year ended September 2005 in the income statement and set up a separate category in shareholders’ equity for all share options and awards, based on the fair value of the awards as calculated at the grant date. The cost of the share options and grants are reflected in the income statement over the vesting period. This IFRS change had no impact on the comparative total shareholders’ equity as a Share Based Payment Reserve (US$20 million at September 2005) is created with the equal and opposite amount included in retained earnings.

b                   The Effects of Changes in Foreign Exchange Rates—IAS 21

Sappi has elected to apply the exemption in IFRS 1 which allows the cumulative translation differences of all foreign operations to be reset to zero at the date of transition to IFRS which is October 2004. The Foreign Currency Translation Reserve (Non-Distributable Reserve) was transferred to retained earnings. This resulted in a decrease of the Foreign currency translation reserve of US$244 million and a corresponding increase in retained earnings of US$244 million at the date of transition. This IFRS change did not impact on total shareholders’ equity.

c                    Financial Instruments—IAS 39

The amendments to IAS 39 include a change in emphasis whereby a transfer of risks and rewards associated with financial assets becomes the primary test in determining whether a financial asset should be derecognised. A secondary test is then whether the entity has control over the related special purpose entity. A significant portion of our securitised receivables has now been reflected on our balance sheet, increasing trade and other receivables by US$268 million and short-term debt by US$346 million and decreasing other payables by US$78 million at September 2005. The related expense is no longer reflected in SG&A but is included under finance costs. This caused an increase in finance costs and decrease in SG&A of US$15 million for the year ended September 2005.

Cash flow hedges on inter-company loans, previously accounted for in equity as a Hedging reserve, no longer qualify for hedge accounting under IAS 39. As a result these instruments are now recognised at fair value through profit and loss. A profit of US$22 million was recognised for the year ended September 2005. This amendment had no impact on total shareholders’ equity as the Hedging reserve disclosed in last year’s financial statements of US$14 million is now included in retained earnings.

d                   Employee Benefits—IAS 19

In December 2004, the IASB (International Accounting Standards Board) published an amended version of IAS 19 which introduced an option to recognise actuarial gains and losses in the period in which they occur outside profit or loss in a statement of recognised income and expense. Sappi has elected to adopt this amendment at the date of transition (October 2004). Previously unrecognised actuarial employee benefit losses were recognised at October 2004, resulting in an increase in pension and other post employment benefits liabilities (September 2005: US$249 million, October 2004: US$227 million), a decease in pension and other post employment benefit assets (September 2005: US$86 million, October 2004: US$74 million) and a corresponding reduction in equity and deferred tax liability. At October 2004 the deferred tax assets increased by US$56 million and deferred tax liabilities decreased by US$37 million. At September 2005 deferred tax liabilities decreased by US$44 million and deferred tax asset by US$2 million. This amendment also led to a reduction in employee benefit expense for the year of US$23 million.

The actuarial gains and losses are recognised outside of profit for the period in the statement of recognised income and expense (SORIE). Items processed through SORIE are tax effected through SORIE. Part of the first time adoption of this method of accounting included a historic analysis of all pension fund movements to determine the portion of our deferred tax balances that relate to SORIE. During 2005 the deferred tax asset for Sappi Fine Paper North America was derecognised therefore the deferred tax asset raised at October 2004 of US$57 million was released. This valuation allowance raised against the deferred tax asset resulted in a credit to deferred tax in profit and loss of US$5 million and a debit to SORIE of US$62 million.

The option of setting the corridor to zero was not applicable because the group elected to apply SORIE accounting to actuarial gains and losses.

e                    Property, Plant and Equipment—IAS 16

Changes to IAS 16 Property, Plant and Equipment include the requirement that the useful lives of fixed assets are re-evaluated on an annual basis, changed capitalisation criteria and more explicit guidance on the capitalisation of fixed assets. These changes have led to the revision of the relevant accounting policies. In addition a detailed review of the Group’s assets including a benchmarking exercise against peer-group companies was completed. Management concluded that no adjustment to the carrying value of property, plant and equipment was necessary with the first-time adoption of

IFRS. The Group did not apply the exemption to deem the fair value or re-valued amounts of property, plant and equipment as deemed cost due to the previous accounting standard being consistently applied.

Changes in Accounting Policies and Practices

The following standards and interpretations, which have been issued but which are not yet effective, have not been applied in these financial statements:

Amendment to IAS 1:   Presentation of Financial Statements (added disclosure about an entity’s capital)

The revised IAS 1 requires an entity to disclose qualitative information about its objectives, policies and processes for managing capital and a summary of quantitative data about what it manages as capital. It also requires disclosure of whether during the period it complied with any externally imposed capital requirements to which it is subject and when the entity has not complied with such externally imposed capital requirements, the consequences of such non-compliance. This standard has no impact on the figures presented in the income statement and balance sheet.

IAS 21:   Amendment to International Accounting Standard 21—The Effects of Changes in Foreign Exchange Rates: Net Investment in a Foreign Operation

The amendment clarifies the requirements of IAS 21 regarding an entity’s investment in foreign operations. The amendment does not have an impact on the group, and first becomes applicable for the financial year ending September 2007.

IAS 39:   Financial Instruments: Recognition and Measurement Amendments

The amendment clarifies embedded derivatives (paragraph 11A) and fair value considerations (paragraph 48A). The application of the amendments is not expected to have a significant impact on the group’s reported results, financial position and cash flows. The amendment first becomes applicable for the financial year ending September 2007.

IFRS 7:   Financial Instruments: Disclosures

This standard prescribes the level of disclosure required for financial instruments, both in terms of quantitative data and qualitative data. The implementation of this standard will not have a material impact on the presented financial position or results of operations.

IFRS 8:   Operating Segments

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments.

The effective date of IFRS 8 for the group is for the financial year ending September 2009 and the impact is currently being assessed by management.

IFRIC 4:   Determining whether an Arrangement contains a Lease

The Interpretation states that an arrangement that grants the right to control the use of an underlying specific asset is, or contains, a lease that should be accounted for in accordance with IAS 17 Leases.

The implementation of this interpretation is not expected to have a material impact on the results of operations.

IFRIC 8:   Scope of IFRS 2

This interpretation clarifies that IFRS 2 Share-based Payment applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration.

IFRIC 8 states that, if the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies.

IFRIC 8 is effective for the group for the year ending September 2007. Management is of the opinion that the adoption of this statement will not have a material impact on the financial position of the Group.

IFRIC 9:   Reassessment of Embedded Derivatives

This interpretation states that management is only required to re-examine embedded derivative when it enters into a new contract or modifies an existing contract. The implementation of this interpretation is not expected to have a material impact on the Group.

Management has not finalised their assessment of the potential impact that the implementation of these standards and interpretations will have on the group financial statements.

FRIC 10:   Interim Financial Reporting

The interpretation addresses an apparent conflict between the requirements of IAS 34—Interim Financial Reporting and those in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets. The interpretation concludes that an entity shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill, or an investment in either an equity instrument or a financial asset carried at cost.

The interpretation will have no impact on the Group’s results, and first becomes applicable for the financial year ending September 2008.

IFRIC 11, IFRS 2:   Group and Treasury Share Transactions

This interpretation provides guidance on applying IFRS 2 in three circumstances:

Share-based payment involving an entity’s own equity instruments in which the entity chooses or is required to buy its own equity instruments (treasury shares) to settle the share-based payment obligation—is this an equity-settled or cash-settled transaction?

A parent grants rights to its equity instruments to employees of its subsidiary—how to account in the individual entities’ financial statements?

A subsidiary grants rights to equity instruments of its parent to its employees—how to account in the individual entities’ financial statements?

IFRIC 11 is effective for the Group’s results for the year ending September 2008. Management are currently reviewing the impact that this interpretation will have on the Group.

AC 503:   Accounting for Black Economic Empowerment (BEE) Transactions

AC 503 covers the following three issues:

a                    Should the difference between the fair value of the equity instruments granted and the cash and other assets received, i.e. BEE equity credentials, be recognised as an intangible asset, or as an expense?

b                   Where BEE equity credentials are obtained as part of the net assets acquired in a business combination, how should the BEE equity credentials acquired be accounted for?

c                    Assuming that BEE equity credentials do not meet the criteria for recognition as an intangible asset, how should vesting be interpreted in the context of BEE transactions?

AC 503 will not have an impact on the Group, and becomes applicable for the year ending September 2007. The group will evaluate this standard when implementing potential BEE transactions.

For a detailed analysis of the impact of the first time adoption of IFRS refer note 2.5 to our Group annual financial statements included elsewhere in this Annual Report.

United States GAAP Reconciliation

Our Group Annual Financial Statements are prepared in accordance with IFRS, which differs from United State GAAP in certain respects. We reconcile our results annually with United States Generally Accepted Accounting Principles (GAAP) (see note 35 to the Group Annual Financial Statements).

A comparison of our restated results and shareholders’ equity for fiscal 2006 and fiscal 2005 under IFRS and after reflecting certain adjustments which would arise if United States GAAP were to be applied instead of IFRS, is as follows:

	2006	2005
	US$ million	US$ million
Net Income
Net Loss under IFRS	(4)	(184)
United States GAAP reconciling items	(112)	(161)
Net Loss under United States GAAP	(116)	(345)
Basic loss per share under United States GAAP (US cents)	(52)	(154)

	US$ million	US$ million
Shareholders’ equity
Shareholders’ equity under IFRS	1,386	1,589
United States GAAP reconciling items	(30)	2
Shareholders’ equity under United States GAAP	1,356	1,591

As more fully described and quantified in note 35 to our Group annual financial statements, the major differences between IFRS and United States GAAP relate mainly to secondary tax on undistributed reserves, fair value hedges, accounting for plantations, accounting for business combinations, defined benefit pensions and post-retirement medical benefits. The US GAAP numbers for prior years have been restated for new accounting policies—See note 35 to our Group annual financial statements included elsewhere in this Annual Report for further detail.

Other Items

South African Exchange Controls

South Africa’s exchange control regulations provide for restrictions on the exporting of capital and for various other exchange control matters. Transactions between residents of the Common Monetary Area (comprising the Republic of South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland), on the one hand (including corporations), and non-residents of the Common Monetary Area, on the other hand, are subject to these exchange control regulations which are enforced by the Exchange Control Department of the South African Reserve Bank (Excon).

The present exchange control system in South Africa is used principally to control capital movements. South African companies are generally not permitted to export capital from South Africa or to hold foreign currency or foreign assets without the approval of the South African exchange control authorities. Foreign investment by South African companies is also restricted. As a result, a South African company’s ability to raise and deploy capital outside the Common Monetary Area is restricted. The granting of loans from outside South Africa to Sappi Limited or its South African subsidiaries and their ability to borrow from non-resident sources is regulated. Further, where 75% or more of a South African company’s capital, assets, earnings, voting securities, voting power, power of control or earnings are directly or indirectly controlled by or vested in non-residents of South Africa, the company is designated an “affected person” and certain restrictions are placed on its ability to obtain local financial assistance.

The South African authorities have expressed a commitment to a phased liberalisation of exchange controls and have relaxed certain exchange controls over recent years.

Some of the more salient recent changes to the South African exchange control regulations regarding South African corporations are as follows:

•       South African corporations wishing to establish new approved foreign ventures are now permitted to transfer funds abroad for this purpose. There is no limit to the amount of funds which may be transferred except that, the foreign investment may only be acquired and such funds may only be transferred abroad once Excon has approved the type of foreign investment, which it will only do if the foreign investment accords with its foreign investment criteria (applicable at the relevant time), and with regard to larger foreign investments Excon may require capital outflows to be staggered in order to manage the potential impact on the foreign exchange market. Excon approved investments into Africa no longer require the South African investor to exercise control (namely 50% plus one share) over the foreign investment into Africa.

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

For further information, see “Item 4 Information on the Company—Environmental and Safety Matters”.

Research and Development, Patents and Licenses, etc.

Our research and development efforts focus on the improvement of product quality and production processes as well as the development of new products. Research and development is managed at a number of regional technology centres. These “centres of excellence” provide the basis to leverage unique sets of skills and provide customer focused product development. We spent approximately US$24 million and US$27 million on research and development activities during fiscal 2006 and fiscal 2005, respectively.

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

We are also active in chemical cellulose research for Saiccor. The focus is largely on product development to provide more product options and this has allowed us to expand the value added product range from Saiccor. Most significantly our chemical cellulose is used to produce high quality viscose, acetate, feminine healthcare products and food additives.

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The Articles of Association of Sappi Limited provide that the Board of Directors (the “Board”) must consist of not less than four nor more than twenty Directors at any time. The Board currently consists of twelve Directors.

The business address for all of the Directors is 48 Ameshoff Street, Braamfontein, Johannesburg 2001, Republic of South Africa. The Directors are South African citizens except for Meyer Feldberg and James Healey (United States citizens), Wolfgang Pfarl (an Austrian citizen), Klaas de Kluis (a Dutch citizen), Helmut Mamsch (a German citizen) and Sir Nigel Rudd (a British citizen).

Chairman

Eugene van As (67).

Mr van As joined Sappi in December 1976 as the Managing Director of Sappi Kraft (Pty) Limited and was appointed to the board in January 1977. In 1978, Mr van As was appointed Group Managing Director and Chief Executive Officer, Sappi Limited, becoming Executive Chairman in 1991 and Non-executive Chairman on his retirement as an Executive Director in 2003. Following Mr Jonathan Leslie’s resignation as Chief Executive Officer of Sappi in March 2006, Mr van As was requested by the board to assume executive responsibilities for the group until a new Chief Executive Officer is appointed. Mr van As is also a Director of Sanlam Limited and a trustee of a number of education and research bodies.

Non-Executive Directors

David Charles Brink (67) (independent, senior non-executive). MSc Eng (Mining), DCom (hc), Graduate Diploma (Company Direction).

Mr Brink was appointed a Non-executive Director of Sappi Limited in March 1994 and in March 2006 he was appointed senior independent director upon Mr Jonathan Leslie’s resignation as chief executive officer and Eugene van As’ agreeing to assume executive responsibilities until the appointment of a new chief executive officer. Mr Brink is currently a member of the Audit Committee, Chairman of the Compensation Committee and a member of the Nomination and Governance Committee. He is Chairman of Unitrans Limited and Deputy Chairman of Absa Bank Limited and Absa Group Limited. He is a director of BHP Billiton Limited and BHP Billiton plc. Mr Brink is also a board member of the National Business Initiative, co-chairman of the Business Trust, a founder member of the Independent Directors’ Initiative and vice-president of the South African Institute of Directors.

Klaas de Kluis (70) (independent). Master of Law.

From January 1998 until July 1998, Mr de Kluis acted as Chairman of the Executive board of NV Koninklijke KNP BT (now Buhrmann NV). He held the position of Vice Chairman of the Executive board of NV Koninklijke KNP BT from March 1993 to April 1996. Presently he is a member of the supervisory boards of a number of private companies in the Netherlands and is Chairman of the Audit Committee of the board of directors of Sappi Limited. Mr de Kluis was appointed to the board of directors of Sappi Limited in January 1998. Having reached the mandatory retirement age for non-executive directors of Sappi Limited, Mr de Kluis will retire from the board at the end of December 2006.

Meyer Feldberg (64) (independent). BA, MBA, PhD.

Professor Feldberg’s career has included teaching and leadership positions in the business schools of the universities of Cape Town, Northwestern and Tulane. He is currently Dean Emeritus and Sanford C. Bernstein Professor of Leadership and Ethics at Columbia Business School. He is also a Senior Advisor to Morgan Stanley in New York. Professor Feldberg serves on the Advisory Board of the British American Business Council and has served on the Council of Competitiveness in Washington, DC. In 2001, the International Centre in New York honored Professor Feldberg as a distinguished foreign-born American who has made a significant contribution to American life. He is a director of major public companies including Federated Department Stores, Inc., Revlon, Inc., Primedia, Inc. and UBS Funds. Professor Feldberg was appointed to the Board of Directors of Sappi Limited in March, 2002 and is currently Chairman of the Nomination and Governance Committee and a member of the Compensation Committee.

James Edward Healey (65) (independent). BSc (Public Accounting), Honorary Doctor (Commercial Science), Certified Public Accountant (USA).

Mr Healey joined the Sappi Limited board with effect from July 2004. He is a member of the Audit Committee of Sappi Limited and also a member of the Human Resources Committee. He is Chairman of the Audit Committee of Sappi Fine Paper North America. He has held various senior financial positions in a career spanning 37 years. In 1995, Mr Healey became Vice President and Treasurer of Bestfoods, formerly CPC International Inc. In 1997 he became Executive Vice President and Chief Financial Officer of Nabisco Holdings Inc, one of the world’s largest snack food manufacturers, a position from which he retired at the end of 2000. He is a member of the board of directors of Interchange Financial Services Corporation.

Deenadayalen (Len) Konar (52) (independent) BCom, MAS, DCom, CA (SA).

Previously Professor and Head of the Department of Accountancy at the University of Durban-Westville. He is a member of the King Committee on Corporate Governance, the Securities Regulation Panel and the Institute of Directors. Companies of which he is a Non-executive Director include Old Mutual South Africa, the South African Reserve Bank, Kumba Resources Limited, Illovo Sugar, JD Group and Steinhoff International Holdings. Dr Konar joined the board of Sappi Limited in March 2002. He is a member of the Audit Committee and the Human Resources Committee as well as the Chairman of the Audit Committee of Sappi southern Africa region. He is a member and is Chairman of the External Audit Committee of the International Monetary Fund in Washington.

Helmut Claus-Jurgen Mamsch (62) (independent).

Mr Mamsch studied economics at Deutsche Aussenhandels-und Verkehrs-Akademie, Bremen and also received training in business administration and shipping in Germany, the UK and Belgium. He worked for 20 years in international trade and shipping. In 1989 he joined VEBA AG (now E ON AG), Germany’s largest utility-based conglomerate. From 1993 to 2000 he was a VEBA AG management board member and as from 1998 responsible for their US electronic businesses and their Corporate Strategy and

Development. In 1997 he joined Logica as a Non-executive Director and in 2002 was appointed Deputy Chairman. He is chairman of Electrocomponents plc and also a Non-executive Director of GKN plc. Mr Mamsch was appointed as a Non-executive Director of Sappi Limited in January 2004 and is currently a member of both the Audit Committee and the Compensation Committee of Sappi Limited. He is Chairman of the Audit Committee of Sappi Fine Paper Europe.

Bridgette Radebe (46) (independent). BA (Pol Sc & Socio)

In the last 16 years, Ms Radebe has worked in a broad range of sectors across industry and commerce with a particular focus in mining. Ms Radebe is the founder and Executive Chairperson of Mmakau Mining, President of the South African Mining Development Association and Vice Chairman of the Minerals and Mining Development Board. She was closely involved in developing the Mineral & Petroleum Resources Development Act and the Mining Charter. She is a Director of the Women Private Equity Fund. Ms Radebe joined the Sappi Limited board in May 2004 and is a member of the Human Resources Committee and also the Non-executive representative on the Sustainability Committee, a management committee of Sappi Limited.

Nigel Rudd (60) (independent) DL, Chartered Accountant

Sir Nigel Rudd joined the Sappi board in April 2006. He has held various senior management and board positions in a career spanning more than 35 years. He founded Williams plc in 1982 and the company went on to become one of the largest industrial holding companies in the United Kingdom.  He is chairman of Alliance Boots plc and Pendragon plc, deputy chairman of Barclays plc and a non-executive director of BAE Systems plc. He was non-executive chairman of Pilkington plc from August 1994 to June 2006.  He was knighted by the Queen for services to the manufacturing industry in 1996 and holds honorary doctorates at both Loughborough and Derby Universities. In 1995 he was awarded the Founding Societies Centenary Award by the Institute of Chartered Accountants. He is a Deputy Lieutenant of Derbyshire and a Freeman of the City of London.

Franklin Abraham Sonn (67) (Independent), BA Hons, HdipEd

Dr Sonn was appointed to the board of directors of Sappi Limited in July 1999 and is currently also a member of the Nomination and Governance Committee. He was formerly Rector of Peninsula Technikon for 17 years and appointed democratic South Africa’s first ambassador to the United States from 1995 to 1998. Dr Sonn is the recipient of twelve honorary doctorates in law, education, humanities and philosophy from various institutions in South Africa, Europe and North America. His current board positions include amongst others, Chairman of African Star Ventures (Pty) Ltd, Airports Company of South Africa Ltd, Kwezi V3 Engineers (Pty) Ltd and Ekapa Mining (Pty) Ltd. He is non-executive Director of Absa Group Ltd, Absa Bank Ltd, Absa Personal Bank, Steinhoff International Holdings Ltd, Pioneer Food Group Ltd, RGA Reinsurance Co. of S.A. Ltd, Metropolitan Holdings Ltd and Macsteel Holdings (Pty) Ltd. He currently serves as Chancellor of the University of the Free State (since 2002), Executive in Residence at the University of Cape Town Graduate School of Business since 2005 and as Chairman, Trustee and Patron to numerous organizations of civil society.

Executive Directors

Wolfgang Pfarl (62) MS (Economics and Business Administration).

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

Mark Richard Thompson (54) BCom, BAcc, LLB, Chartered Accountant (South Africa)

Chief Financial Officer of Sappi Limited. Mr Thompson joined Sappi in 1999 as Group Corporate Counsel. He was appointed to his present position in August 2006 when he was also appointed to the board of Sappi Limited. Prior to joining Sappi, he was group Treasurer at Anglo American, Managing Director of Discount House Merchant Bank and previously Head of Corporate Finance Division of Senbank.

Senior Management

Veronica(Ronee) Hagen (60), Chief Executive Officer: Sappi Fine Paper North America

Ronee joined Sappi in November 2004. Prior to joining Sappi Ronee was Chief Customer Officer at Alcoa, Inc., in Chicago. She previously was Business Unit President of Alcoa Engineered Products. Ronee joined Alcoa after owning and operating Metal Sales Associates. She holds a B.A. in International Relations from the University of Southern California and has participated in executive education programs at the Wharton School and Harvard Business School.

Robert Hope (54), BA (Hons) Economics, MRICS.  Group Head Strategic Development

Since joining Sappi in 1976, Robert Hope has held a number of management roles including General Manager of Sappi Sawmills, Managing Director of Sappi Trading and is currently Group Head Strategic Development.

André Wagenaar (61), Chief Executive Officer: Sappi Forest Products (Pty) Ltd

André joined Sappi in 1992 as Managing Director of Sappi Timber Industries. In 2000, he was appointed Managing Director of Sappi Forests, responsible for Sappi’s plantations and sawmills in South Africa. He was appointed to his current position on 01 January 2004. André holds a B. Sc degree in Chemistry from the University of Stellenbosch, South Africa.

Dr Rudolf Thummer (59), Group Head Technology

Rudolf Thummer joined Hannover Papier in 1979 (later purchased by Sappi) as Manager of Research and Development. In 1982, he became the Paper Mill Manager at Alfeld Mill.   In 1990, he was appointed Technical Director of Alfeld Mill. In 1992 Rudolf became an Executive Board Member of the Hannover Papier Group, responsible for Manufacturing at the Alfeld and Ehingen mills. 1998, he moved to Sappi Fine Paper Europe based in Brussels, as Technical Director and Executive Board Member.   He was appointed to his current position on 01 January 2006. Rudolf holds a Doctorate in Technical Sciences, and a qualified engineer’s degree from the Graz Technical University in Austria.

Executive Officers

The Executive Directors and the people listed as senior management above are the Executive Officers of Sappi.

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

Following the Board’s decision to split the roles of Chairman and Chief Executive Officer, Jonathan Leslie was appointed as Director and Chief Executive of Sappi Limited effective from April 2003 and Eugene van As was appointed as Non-Executive Chairman. However subsequent to Mr Leslie’s resignation in March 2006, at the request of the Board, Mr. van As agreed to assume executive responsibilities for the Group until the appointment of a new chief executive. At the same time Mr D C Brink was appointed senior independent director by the Board.

In terms of the Articles of Association of Sappi Limited, Mr. van As’ term of office in line with all other Directors will be a maximum of three years per term. His current term will end at the annual general meeting in March 2009. Likewise Mr. Brink’s term of office remains a maximum of three years per term and his current term will end at the  annual general meeting in March 2008.

The following table sets forth the terms of office of the other Directors.

Name	Start of term	Latest date of end of term
David Charles Brink	2005	2008
Meyer Feldberg	2005	2008
James Edward Healey	2005	2008
*Klaas de Kluis	2006	2006
Deenadayalen Konar	2006	2009
Helmut Claus-Jürgen Mamsch	2004	2007
Wolfgang Pfarl	2005	2008
Bridgette Radebe	2005	2008
Sir Nigel Anthony Russell Rudd	2006	2007
Franklin Abraham Sonn	2005	2008
Eugene van As	2006	2009
Mark Richard Thompson	2006	2007

*                    Having reached mandatory retirement age, Mr de Kluis will retire from the board at the end of December 2006.

No retirement or other benefits arise from the retirement of Directors by rotation or on termination for any other reason.

Compensation

The non-executive directors fees are proposed by the Executive Committee and agreed by the Human Resources Committee and approved by the Board.  In addition to these non-executive directors fees, Sappi agreed in fiscal 2006 to compensate Mr. E van As through the delivery of 100,000 shares, of which 50,000 shares were purchased on his behalf and delivered in September 2006 (US$646,884) and 50,000 shares are deliverable in March 2007. In fiscal 2005 he received a retainer of US$166,886.

See notes 37 to 39 to our Group annual financial statements contained elsewhere in this Annual Report for details, by director, on Directors’ remuneration, Directors’ interests and Directors’ participation in the Sappi Limited Share Incentive Trust and Sappi Limited Performance Share Incentive Plan.

See note 32 to our Group annual financial statements for details of payments to senior management which is reflected under related party interests.

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

The Audit Committee consists of five independent Non-Executive Directors of the Board (Klaas de Kluis (Chairman), David Charles Brink, James Edward Healey, Deenadayalen Konar and Helmut Claus Jürgen Mamsch) and is directed by a specific mandate from the Board. The adequacy of the mandate is reviewed and reassessed annually. The Audit Committee meets with senior management, which includes the Chief Executive Officer (at present including the Chairman, Mr van As as part of his executive responsibilities until the appointment of a new chief executive officer) and the Chief Financial Officer, at least four times a year. The external and internal auditors attend these meetings and have unrestricted access to the Committee and its Chairman. The Audit Committee also meets at least once per year with the management Disclosure Committee. The external and internal auditors meet privately with the Audit Committee Chairman on a regular basis. The Audit Committee Chairman attends the annual general meeting.

Regional audit committees exist in the three major regions and are chaired by independent Non-Executive Directors. These committees have a mandate from the group’s audit committee, to whom they report on a regular basis and they meet at least four times per year.

Nomination and Governance Committee

The Nomination and Governance Committee of the Board consists of three independent Non-Executive Directors (David Charles Brink, Meyer Feldberg (Chairman) and Franklin Abraham Sonn) and Eugene van As, the Chairman of the Group. The Committee considers the composition of the Board, retirements and appointments of additional and replacement Non-Executive Directors and makes appropriate recommendations to the Board. As Chief Executive Officer Mr Leslie attended meetings by invitation prior to his resignation and once appointed, his successor will likewise be invited to attend meetings.

Human Resources Committee

The Human Resources Committee of the Board consists of three independent Non-Executive Directors (James Edward Healey, Deenadaylen Konar and Bridgette Radebe) and Eugene van As, the Chairman of the Group and of the Human Resources Committee. The responsibilities of the Committee are, among other things, to determine human resource policy and strategy. Human Resources Committees exist for all the company’s major operating subsidiaries outside of southern Africa.

Compensation Committee

The Compensation Committee of the Board consists of four independent Non-Executive Directors (David Charles Brink (Chairman), Meyer Feldberg, Helmut Claus-Jurgen Mamsch and Nigel Rudd. The responsibilities of the Committee are mainly to determine the remuneration and incentives in respect of the Chief Executive Officer (when appointed) and those executives reporting directly to the Chief Executive Officer (at present to the Chairman Mr van As as part of his executive responsibilities).

Corporate Governance

The New York Stock Exchange (NYSE) requires compliance with its corporate governance rules. The application of these NYSE rules is restricted for foreign companies, recognizing that such companies have to comply with domestic requirements. As a foreign private issuer, Sappi must comply with four NYSE corporate governance rules:

•       Satisfy the audit committee requirements of the Securities and Exchange Commission (SEC);

•       Chief Executive Officer must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303(A) of the Sarbanes-Oxley Act of 2002;

•       Provide a brief description of any significant difference between its corporate governance practices and those followed by US companies under the NYSE listing standards, and

•       Maintain a publicly accessible website that includes a printable version of its audit committee charter and the description of significant differences in corporate governance practices mentioned above. In accordance with new NYSE rules, Sappi continues to make available on its website its Annual Reports on Form 20-F.

As Sappi is listed on the JSE Limited in Johannesburg, Sappi is required to comply with the King Report on Corporate Governance for South Africa—2002. Although there are differences between the King Report and the NYSE corporate governance rules, Sappi believes it is in compliance with the King Report and has otherwise voluntarily adopted corporate governance practices comparable in all significant respects to the requirements of the NYSE corporate governance rules except as described below.

New York Stock Exchange (NYSE) Corporate Governance Rules	Sappi’s Governance Practice
1. Nominations / Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors	Sappi has a nominations committee composed of four non-executive directors, of whom three are independent.

Employees

The following table sets forth the number of employees as at the close of each fiscal year ended September.

	2006	2005
Sappi Fine Paper
North America	2,630	2,781
Europe	5,163	5.437
Southern Africa	1,910	1,879
Sappi Forest Products	5,251	5,254
Sappi Trading	154	162
Corporate Office	91	105
Total	15,199	15,618

North America

At the end of September 2006, Sappi Fine Paper North America had 2,630 employees, down from 2,781 in September 2005. The headcount reductions during fiscal 2006 are the result of closing out the restructuring initiatives that occurred at Muskegon Mill and throughout the regional head office staff with the closure of the PM 4 machine and pulp mill.

Approximately 65% of employees are represented by twelve international unions under nine different contracts. The labour contracts for Cloquet, Allentown and the Westbrook Mill mechanical unions (four) were successfully negotiated in 2003. In fiscal 2006, there was significant progress in completing contract negotiations with the United Steel Workers Union (USW). Labour contracts for Westbrook and Somerset mills were successfully negotiated in August 2006 for a two year and four year period respectively. Contracts at Muskegon and Cloquet are under negotiation. The Muskegon contract expired in August 2005 and the Cloquet contract in April 2006.

In addition to USW negotiations, a one year contract extension was successfully negotiated with the Westbrook Mill’s four trade locals.

Sappi Fine Paper North America has experienced no work stoppage in the past fifteen years and believes that its relationship with its employees is satisfactory. While we hope to reach agreements in Muskegon and Cloquet, in the event that agreements cannot be reached and a prolonged work stoppage that results in a curtailment of output ensues at either of these sites, our business could be negatively affected.

Europe

Sappi Fine Paper Europe employed 5,163 people at the end of September 2006.

Headcount reductions of 650 people will take place in fiscal 2007 across all mills as well as support functions at the regional head office in Brussels. This is a result of detailed diagnostics and redesign of our systems, processes and structures to improve cost efficiencies and to position the organisation for growth.

Employees and their representative unions and work councils have been informed and consulted in line with statutory requirements and past practice. Social plans have been initiated at all sites and are at different stages of being finalised.

A substantial number of Sappi Fine Paper Europe employees are represented by trade unions.

Sappi Fine Paper Europe is subject to industry-wide collective agreements that are in place with trade unions in Germany, Austria and Belgium and which relate to its employees in each of the relevant mills. At our mills in The Netherlands and in the United Kingdom, Sappi Fine Paper Europe has entered into shop-floor agreements with the respective trade unions. Overall labour relations have been very stable in each of these countries.

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

Southern Africa

Sappi employed 7,298 people in Southern Africa at the end of September 2006. Of this total, Sappi Fine Paper South Africa and Sappi Forest Products employed 1,910 and 5,251 people respectively, with the balance being employed by Sappi Trading 46 and Corporate 91. Unionized employees belong to one of four unions that enjoy recognition by Sappi, namely United Association of South Africa (UASA), Solidarity, the Swaziland Agricultural and Plantations Workers Union (SAPWU) and the Chemical, Energy, Paper, Printing, Wood and Allied Workers Union (CEPPWAWU), of which the latter is the largest.

In fiscal 2006, CEPPWAWU negotiated successfully to extend the bargaining unit to include salaried employees in the lower job categories (clerical and administrative staff). Under certain conditions, management retains the right to top-up salaries and other benefits of these employees to address market scarcity or performance.

We believe that we generally have had satisfactory relations with the trade unions operating at our southern African mills.

Recognising the impact of HIV on the workforce, the implementation of work place HIV prevention and care programmes have become essential components in maintaining productivity and global competitiveness. Following an initial anonymous voluntary study in 2003, a second comprehensive study was conducted at all operating units during 2005/6. The HIV prevalence rate is currently at 14% from 12.3% in 2003. Despite this percentage increase, indications are that there has been a slowing and in certain operating units a peaking of the infection rate due to a maturing of the disease. Statistically, the HIV prevalence in Sappi falls within the predicted prevalence in the total workforce in the country. The national average is 19.2%.

Our HIV/Aids response strategy places special emphasis on testing and counselling. Since August 2002, our medical care for employees has included treatment to prevent mother to child transmission. Anti-retroviral treatment has been offered to HIV-infected permanent employees from the beginning of 2003. Approximately 40% of the predicted HIV positive Sappi employees are registered on managed care programmes. Sappi has been quite successful in encouraging employees to join the voluntary counselling and testing programmes and where appropriate, ensure the registration on treatment programmes. Industry norm figures indicate a registration rate on treatment programmes of between 18.2% and 28%

In fiscal 2006 and 2007 the main objective of the HIV/AIDS prevention programmes is prevention of new infections and treatment of the already infected employee.

The Employment Equity Act (No. 55 of 1998) requires employers who employ 50 or more employees to implement affirmative action measures designed to ensure that suitably qualified persons from previously disadvantaged groups have equal employment opportunities and are equitably represented in the workforce of such employers. The provisions of the Employment Equity Act which pertain to the prohibition of unfair discrimination, the monitoring by employees and trade union representatives of compliance with the Act, the institution of legal proceedings concerning contraventions of the Act, the protection of employee rights and the formulation of codes of good practice and regulations pertaining to the Act were implemented on August 9, 1999. The implementation of the balance of the Act, dealing primarily with affirmative action measures, commenced on December 1, 1999. As required by the Act, Sappi drafted employment equity plans after consultation with representative employee forums and has submitted the prescribed reports to the Department of Labour as from May 2000. In October 2005, Sappi submitted an updated employment equity plan for the next five years.

The Skills Development Act (No. 97 of 1998), which came into force on September 10, 1999, provided an institutional framework to devise and implement workplace strategies in order to develop and improve the skills of the South African workforce. The financing of skills development is provided for under the Skills Development Levies Act by means of a levy/grant system.

The Skills Development Act, Skills Development Levies Act and the South African Qualifications Authorities Act (No. 58 of 1995), including amendments to the latter, have continued to receive significant attention during the past year. Equity forums established under the Employment Equity Act are mandated to serve as Learning Forums, and their constitutions, roles and responsibilities continue to be encouraged. The forums played a major role in preparing the Skills Plans submitted to the Forests Industries Education & Training Authority. A skills levy of 1%, specified in accordance with the Skills Development

Levies Act, was paid via Internal Revenue to the Forest Industries Education and Training Authority. With the amendments to the National Skills strategy for 2005 to 2010, the grant amounts and claim processes have significantly changed to ensure agreement between management and employee representatives is attained and that a project driven approach to initiatives is encouraged.

An amendment to the Skills Levy Act has resulted in the maximum recovery on the Skills Levies paid reducing to 50% with all other recoverable funds being allocated to project funding at the discretion of the Sector Education and Training Authority (SETA). The application and lobbying for a National Skills Grant has been successful with the Pulp and Paper Sector having been given principle approval for a ZAR32 million project of which ZAR22.6 million will come from National Skills Funds on confirmation of a memorandum of understanding. The project will focus on Artisan, Engineer, Technician and Management Practical Skills Development over the next three years.

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

The Sappi Limited Performance Incentive Plan

From the 2005 fiscal year we have also offered a performance share scheme to eligible officers and employees. Under the Sappi Limited Performance Share Incentive Plan (the “Performance Share Incentive Plan”), officers or other employees of Sappi, its subsidiaries and other entities controlled or jointly controlled by Sappi selected by the Sappi Board of Directors are offered Conditional Contracts to acquire Shares for no cash consideration. If the performance criteria from time to time determined by the Human Resources Committee or Compensation Committee of the Board (“Performance Criteria”) applicable to each Conditional Contract are met or exceeded, then Participants are entitled to receive such number of shares as specified in the Conditional Contract for no cash consideration after the fourth anniversary of the date on which the board resolves to award a Conditional Contract to that Participant. The Performance Criteria entails a benchmarking of the company’s performance against an appropriate peer group of companies.

For a detailed description of the Share Incentive Scheme, the Performance Shares Incentive Plan and recent amendments thereto, see note 30 to our Group annual financial statements included elsewhere in this Annual Report.

Directors and Senior Management

As of November 24, 2006, certain Directors of Sappi had been granted an aggregate of 165,500 Share Options, 258,500 Allocation Shares and 134,000 Performance Shares. None of the Directors and Senior Management of Sappi holds more than 1% of our issued share capital.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information with respect to the ownership of the ordinary shares, R1.00 par value, of Sappi Limited by the shareholders of record of Sappi Limited as of September 30, 2006, holding 5% or more of the outstanding ordinary shares.

Name of Registered Holder	Number of Shares	Percentage
Nedcor Bank Nominees Limited(1)	64,568,732	28.4
First National Nominees (Proprietary) Limited(1)	59,470,900	26.2
ABSA Nominees (Proprietary) Limited	36,078,654	15.9
Standard Bank Nominees (Transvaal) (Proprietary) Limited(1)	35,301,059	15.6
Industrial Development Corporation of South Africa Limited	15,420,640	6.8
All Directors and Executive Officers as a Group(2)(3)	1,774,503	0.8

(1)                 The registered holders have advised us that they hold shares for numerous clients and there has not been any significant percentage change in the holdings for the last three years.

(2)                 Includes shares issuable upon exercise of options granted under Sappi’s Share Incentive Scheme. See “Item 6—Directors, Senior Management and Employees—Compensation”.

(3)                 On September 12, 2006 Mr E van As entered into a zero cost collar contract with a commercial bank for 246,959 shares that are indirectly beneficially held by himself. The collar contract has a put strike price of R94.07 per share and call strike price of R111.99 per share. The term of the contract is for 364 days.

The authorised share capital of Sappi Limited consists of 325,000,000 shares. As of September 30, 2006, the issued share capital consisted of 239,071,892 shares. Due to shares bought back and being held in a subsidiary company, the issued share capital, less treasury shares, was 226,994,031 as of September 30, 2006. It is common in South Africa for shares to be held through nominees. As of September 30, 2006, the five largest shareholders of record (four of which are nominees) owned approximately 93% of the shares. We believe that, as of September 30, 2006, based on registered addresses and disclosure by nominee companies, 30% of our shares were held beneficially in North America, 60% of our shares were held beneficially in South Africa and 10% of our shares were held beneficially in Europe and elsewhere, excluding the shares owned by subsidiaries of Sappi.

On September 30, 2006, there were approximately 46 record holders (including nominees) of ADSs and 71 record holders of shares in the United States. At that date, there were 23,442,229 ADSs and 49,786,387 shares (totalling 73,229,616 shares) held beneficially by holders with registered addresses in the United States.

Pursuant to the Companies Amendment Act Number 37 of 1999, where securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interest in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every three-month period to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and price of securities issued by that issuer held on behalf of each such person. We have authorised Thomson Financial to conduct a monthly investigation into the beneficial ownership of Sappi Limited shares including those in nominee holdings. All beneficial holdings are investigated to determine whether there are any shareholders which hold 5% or more of our shares and these investigations have as of September 30, 2006, revealed the following beneficial holders of more than 5% of the issued share capital of Sappi Limited:

Name of Shareholder	Number of Shares	Percentage
Public Investment Commissioner (South Africa)	29,792,067	13.1
Industrial Development Corporation (South Africa)	15,420,640	6.8

Further, as a result of these investigations, we have ascertained that some of the shares registered in the names of the nominee holders are managed by various fund managers and that, as of September 30, 2006, the following fund managers were responsible for 5% or more of the issued share capital of Sappi Limited.

Name of Fund Manager	Number of Shares Managed	Percentage
RMB Asset Management (South Africa)	35,900,211	15.8
Templeton Investment Council LLC	30,469,146	13.4
Allan Gray Limited	26,809,365	11.8
Old Mutual Asset Managers (South Africa) (Pty) Ltd.	19,443,133	8.6
Sanlam Investment Management Company (Pty) Ltd.	16,363,829	7.2

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

Related Party Transactions

For information on related party transactions, see note 32 to our Group annual financial statements contained elsewhere in this Annual Report.

ITEM 8.                FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and the F-pages for the Report of the Independent Auditors.

First time adoption of International Financial Reporting Standards

The consolidated financial statements of the Sappi Group as of and for the years ended September 2006 and 2005, including the applicable notes thereto, contained in Item 18 “Financial Statements” of this Annual Report on Form 20-F and the consolidated financial information of the Sappi Group as of and for the years ended September 2006 and 2005 contained herein have been aligned with International Financial Reporting Standards (IFRS). The consolidated financial statements and related financial information of the Sappi Group as of and for each of the years ended September 2004, 2003 and 2002, cannot be provided on an IFRS aligned basis without unreasonable effort or expense. The Sappi Group has not amended, and does not intend to amend, its previously filed financial statements for the years affected by the change in accounting policy that ended prior to the year ended September 2005. For this reason, our Annual Reports on Form 20-F for those prior years, the consolidated financial statements and applicable notes thereto, auditors’ reports and related financial information contained in such reports should not be compared to this Annual Report on Form 20-F. For a description of the change in accounting policy and resulting adjustments, see Item 5 “Operating and Financial Review and Prospects,” and note 2 to our Group annual financial statements, included herein.

Legal Proceedings

We become involved from time to time in various claims and lawsuits incidental to the ordinary course of our business. We are not currently involved in legal proceedings which, either individually or in the aggregate, are expected to have a material adverse effect on our business, assets or properties.

North America

Since May 2004, a number of class and individual actions have been filed in federal and state courts alleging that Sappi Limited and Sappi Fine Paper North America participated in a price fixing conspiracy with other manufacturers of publication paper. The cases assert violations of the federal and state antitrust laws and state unfair competition statutes. These lawsuits seek treble damages and injunctive relief, as well as other costs associated with the litigation. In November 2006, the plaintiffs in the class action case brought on behalf of most direct purchasers dismissed Sappi Limited and Sappi Fine Paper North America without prejudice. The cases brought by certain of the individual direct purchasers and the indirect purchasers remain outstanding.

Europe

On May 25 and 26, 2004 the EU Commission carried out an unannounced inspection visit at Sappi Fine Paper Europe’s headquarters in Brussels in the context of what appeared to be an industry wide antitrust examination. The EU Commission copied and took away a substantial quantity of business documents. In its decision to authorise the inspection visit, the EU Commission alleged that Sappi Fine Paper Europe was involved in antitrust infringing collusive action with competitors. On August 8, 2006 Sappi Fine Paper Europe was informed by the EU Commission that it has closed its investigation in this matter.

South Africa

The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. This process is expected to continue for many years. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues. To date, we have been notified of twenty-four formal Land Claims made in respect of portions of Sappi plantations in the Mpumalanga area, and twenty-eight others made in respect of portions of Sappi plantations in KwaZulu Natal. These claims have not been finalized and are still under investigation by the Regional Land Claims Commissioner.

Dividend Policy

Our current policy is to consider dividends on an annual basis and to declare cash dividends in US dollars. We declared a dividend number 83 of 30 US cents for fiscal 2006. South African shareholders will be paid the Rand equivalent of the US dollar denominated declaration.

We aim to declare annual dividends, which, over time, incorporate real growth for shareholders. To this end, dividend cover in each year will vary in line with changes in the business cycle, but our current intention is to maintain a long-term average of three times net profit. Notwithstanding our inability to meet this target in recent years, we remain committed to this policy in the longer term. See “Item 5—Operating and Financial Review and Prospects—Dividends” for the dividend cover in recent years.

In accordance with South African common law, dividends may be declared only out of distributable profits. Holders of American Depositary Receipts (ADRs) on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the Deposit Agreement among us, The Bank of New York and the ADR holders (the “Deposit Agreement”). There is no restriction under South African exchange control regulations on the free transferability of cash dividends to non-resident shareholders or ADS holders. See “Item 10—Additional Information—Exchange Controls”.

South African companies pay Secondary Tax on Companies at the flat rate of 12.5% in respect of the amount of dividends declared by the company less certain dividends which accrue to the company during its relevant “dividend cycle”. See “Item 10—Additional Information—Taxation”.

Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred in our financial position since October 1, 2006.

ITEM 9.                THE OFFER AND LISTING

Offer and Listing Details

The table below sets forth, for the periods indicated, the high and low prices and the volume of trading activity in the shares on the JSE, as reported by the JSE, and the high and low prices and the volume of trading activity in the ADSs on the New York Stock Exchange (“NYSE”), as reported by the NYSE.

	Shares			ADSs
	High	Low	Trading Volume	High	Low	Trading Volume
	(SA cents per share)		(million)	($ per ADS)		(million)
Annual highs and lows
Fiscal 2006	10,100	6,105	252.6	15.40	9.46	57.6
Fiscal 2005	9,550	5,780	264.7	15.50	9.14	83.6
Fiscal 2004	10,450	7,720	302.5	16.13	12.60	51.3
Fiscal 2003	12,950	8,550	245.8	14.52	10.30	48.3
Fiscal 2002	16,200	7,650	181.8	15.00	8.40	48.1
Quarterly highs and lows
2006
Fourth quarter	10,100	8,530	51.5	14.40	12.06	10.0
Third quarter	9,250	6,850	56.1	15.28	10.67	10.0
Second quarter	9,700	6,958	90.8	15.40	11.21	18.6
First quarter	8,050	6,105	54.2	11.90	9.46	19.0
2005
Fourth quarter	7,990	6,610	48.1	12.17	10.05	16.2
Third quarter	7,750	5,780	63.6	12.40	9.14	24.8
Second quarter	8,600	7,255	67.3	15.50	11.92	18.1
First quarter	9,550	7,450	85.7	14.90	12.20	24.5
Monthly highs and lows
2006
November	8,050	6,350	18.3	11.42	9.49	5.9
October	7,590	6,105	21.2	11.55	9.46	6.9
September	10,049	9,000	16.5	13.11	12.48	1.9
August	10,100	8,605	20.7	14.40	12.40	5.7
July	9,800	8,530	14.2	14.10	12.06	2.4
June	9,190	6,850	16.1	12.95	10.67	3.2

On December 6, 2006, the closing price for our shares on the JSE was 11,425 SA cents per share and the closing price of the ADSs on the NYSE was $16.09 per ADS.

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

Prior to our global equity offering, which was completed on November 22, 1999, trading of the ADSs on the NYSE had been sporadic with the volumes traded varying between zero and 231,000 ADSs per day. Since that offering, trading of the ADSs has increased substantially. The ADS price has reached a high of $16.45 and a low of $3.22 since trading commenced. On some days, trading volume in ADSs on the NYSE has exceeded the volume traded on the JSE.

The JSE Limited

The JSE Limited (JSE) was formed in 1887 and provides facilities for the buying and selling of a wide range of securities, including equity, corporate debt securities, warrants in respect of securities, as well as Krugerrands. The JSE is a self-regulatory organisation operating under the supervision of the South African Ministry of Finance, through the Financial Services Board and its representative, the Registrar of Stock Exchanges.

The market capitalisation of South African equity securities was approximately $412 billion as at September 30, 2006. The actual float available for public trading is significantly smaller than the aggregate market capitalisation because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalisation at the end of the period) was 58% for the 12 months ended September 30, 2006. Trading is concentrated in a growing, but small, number of companies. As of the end of September 2006, there were 268 listed companies on the JSE.

Following the introduction of the FTSE/JSE free float indices, the FTSE/JSE All Share Index only includes those companies that constitute the top 99% of the market capitalisation of the JSE. The three main sectors in the market are Resources, Financials and Industrials. As of September 30, 2006, the All Share Index included 162 companies. The Financial and Industrial Index and the Resources Index included 31 and 20 companies, respectively, and accounted for approximately 45% and 43%, respectively, of the total market capitalisation of the JSE.

The JSE settles securities trades electronically through STRATE—(Share Transactions Totally Electronic). All trades are downloaded from the JSE SETS automated trading system to the JSE’s Broker Deal Accounting (BDA) system, which manages the settlement status of every trade. The BDA system interfaces with STRATE’s system which in turn interfaces with those of the custodian banks. The JSE’s Settlement Authority monitors all trades from time of execution to settlement to ensure performance.

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

Secretary

The Companies Act requires the directors of each public company to appoint a secretary who is permanently resident in South Africa, and who, in the opinion of the directors, has the requisite knowledge and experience to carry out the duties of a secretary of a public company.

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

Any dividend or other amount payable to a Shareholder may be transmitted by electronic bank transfer or ordinary post to the address of the Shareholder recorded in the register or any other address the Shareholder may previously have given to Sappi Limited in writing. Sappi Limited will not be responsible for any loss in transmission.

Any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets as the Board may at the time of declaring the dividend determine and direct.

It is Sappi Limited’s policy to declare dividends in US dollars and the Board may at the time of declaring a dividend make such regulations as it may think fit in regard to the payment in any currency and rate of exchange. For further information on our dividend policy, see “Item 8—Financial Information—Dividend Policy”.

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

South African Corporate Laws Amendment Bill

The Corporate Laws Amendment Bill (“Bill”) was passed by the South African Parliament in October 2006 and has been sent to the President. The President has yet to assent to the Bill. Once it is assented to by the President, commencement is still to be proclaimed, although it is expected to come into effect by December 2006.

The Bill effects a number of important changes to the South African Companies Act.

Financial Assistance

The Bill enhances the ability of a company to provide financial assistance for the acquisition of its own shares. Section 38 of the current Companies Act prohibits a company from providing financial assistance to any person (other than an employee) in connection with the purchase of (or subscription for) its shares or those of its holding company. The Bill amends section 38 to the effect that a company will be able to provide financial assistance provided that it meets a solvency and liquidity test. The amendments will drastically simplify the financing structures that have traditionally been used for mergers and acquisitions, and in particular, Black Economic Empowerment transactions.

Sale of Assets and Business

In terms of section 228 of the current Companies Act, a company only requires the approval of a simple majority of its shareholders in order to dispose of the whole or substantially the whole of its business, or the whole or the greater part of its assets. In terms of the proposed amendment to section 228, the disposal of the whole or the greater part of the business or assets of a company will require a special resolution of shareholders.

Under the proposed amendments, shareholders of a holding company will have to pass a special resolution approving the sale of the whole or the greater part of the assets or business of any of its subsidiaries, if the disposal by its subsidiary would constitute a disposal by the holding company of the whole or the greater part of its assets or business.

Audit Committees and Auditors

The Bill imposes an obligation on widely-held companies to appoint audit committees. A company is a widely-held company if it allows unrestricted transfer of its shares or it offers its shares to the public. An audit committee must have at least two members and consist only of independent non-executive directors.

The functions of the audit committee include the duty to nominate an auditor for appointment by the board, to fix the terms of his/her engagement and to determine which non-audit services the auditor may provide to the company. The audit committee is also required to report on the company’s internal accounting and audit procedures and deal with complaints in respect of its auditing procedures.

The Bill also imposes certain requirements regarding the identity of the auditor; the rotation of the auditor; restrictions on services that the auditor can provide; and the attendance of the auditor at the annual general meeting.

Financial Statements

The Bill inserts a new section in the Companies Act which provides that the financial statements of public companies must comply with IFRS. These are statements of Generally Accepted Accounting Practice which are to be issued by the Minister of Trade and Industry by publication in the Government Gazette from time to time on the advice of a fifteen member body to be established called the Financial Reporting Standards Council (FSRC). These requirements are more onerous than the current standards. The FSRC must ensure that financial reporting standards accord with IFRS.

The Bill establishes a further body, the Financial Reporting Investigations Panel, which will investigate alleged non-compliance with the Financial Reporting Standards and recommend “appropriate measures for rectification or restitution”. Its report may, “if it is in the interests of users”, be published in the news media and made available for inspection by the public.

Under the Bill, a public company and each of its directors or officers who is a party to the issue, circulation or publication of any financial statements which are materially incomplete or which do not otherwise comply with the above requirements will be guilty of an offence. It is also an offence for any person to be a party to the preparation, approval, publication, issue or supply of a financial report that is false or misleading in a material respect if such person knows or ought reasonably to suspect that it is false or misleading.

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

On June 29, 2005, a five-year multi-currency revolving credit facility (maturing in June 2010) in a maximum aggregate amount of EURO 600,000,000 was provided to Sappi Papier Holding GmbH (“SPH”), Sappi International S.A. (“SISA”) and Sappi Trading Pulp AG as borrowers. This facility was arranged by BNP Paribas, J P Morgan PLC and SG Corporate and Investment Banking and was supported by a syndicate of 16 additional financial institutions. The facility is currently fully and unconditionally guaranteed by Sappi Limited and SPH. SISA and Sappi Trading Pulp AG have also provided limited guarantees of the facility. The facility replaces the outstanding amount of the A Tranche (amounting to EUR 562.5 million) of the syndicated credit facility raised in July 2001. The early replacement of this A Tranche was undertaken to improve the terms and conditions thereof, including the pricing of the margin and commitment fee, and also to ensure the long-term nature of the new facility. The funding margin is determined by a rating grid and, based on the current credit rating, attracts a margin between 60 and 67.5 basis points over Euribor or Libor, depending on the currency of the loan and the level of utilisation. This facility is to be used for general corporate purposes and was drawn at the end of September 2005 to the extent of CHF 165,000,000. It is subject to interest coverage and debt covenants measured at the Sappi Limited consolidated level. SPH, Sappi Limited, SISA and Sappi Trading Pulp have agreed to observe certain covenants which include limitations on liens, sale and leaseback transactions and on mergers and consolidations. In addition, if any of SPH, SISA or Sappi Trading Pulp cease to be wholly owned, directly or indirectly, by Sappi Limited, or if a third party becomes the beneficial owner of more than 35% of the shares of Sappi Limited, then each financial institution has the option of demanding repayment of its participation in any outstanding loans and terminating its obligations under the facility.

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

Exchange Controls

Introduction

South Africa’s exchange control regulations provide for restrictions on the exporting of capital and for various other exchange control matters. Transactions between residents of the Common Monetary Area (comprising the Republic of South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland), on the one hand (including corporations), and non-residents of the Common Monetary Area, on the other hand, are subject to these exchange control regulations which are enforced by the Exchange Control Department of the South African Reserve Bank (Excon).

The present exchange control system in South Africa is used principally to control capital movements. South African companies are generally not permitted to export capital from South Africa or to hold foreign currency or foreign assets without the approval of the South African exchange control authorities. Foreign investment by South African companies is also restricted. As a result, a South African company’s ability to raise and deploy capital outside the Common Monetary Area is restricted. The granting of loans from outside South Africa to Sappi Limited or its South African subsidiaries and their ability to borrow from non-resident sources is regulated. Further, where 75% or more of a South African company’s capital, assets, earnings, voting securities, voting power, power of control or earnings are directly or indirectly controlled by or vested in non-residents of South Africa, the company is designated an “affected person” and certain restrictions are placed on its ability to obtain local financial assistance.

The South African authorities have expressed a commitment to a phased liberalisation of exchange controls and have relaxed certain exchange controls over recent years.

Some of the more salient recent changes to the South African exchange control regulations regarding South African corporations are as follows:

•       South African corporations wishing to establish new approved foreign ventures are now permitted to transfer funds abroad for this purpose. There is no limit to the amount of funds which may be transferred except that, the foreign investment may only be acquired and such funds may only be transferred abroad once Excon has approved the type of foreign investment, which it will only do if the foreign investment accords with its foreign investment criteria (applicable at the relevant time), and with regard to larger foreign investments Excon may require capital outflows to be staggered in order to manage the potential impact on the foreign exchange market. Excon approved investments into Africa no longer require the South African investor to exercise control (namely 50% plus one share) over the foreign investment into Africa.

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

For further information, see “Item 5—Operating and Financial Review and Prospects—Other Items—South African Exchange Controls”.

Sales of Shares

Under present South African exchange control regulations, the ordinary shares and ADSs of Sappi Limited are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. In addition, the proceeds from the sale of shares on the JSE on behalf of shareholders who are not residents of the Common Monetary Area are freely remittable to such shareholders (other than former residents of South Africa). Share holdings of non-residents must however be endorsed with the words “non-resident”.

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

Prior to fiscal 2000, it was our policy to declare cash dividends in Rand. It is now our policy to declare cash dividends in US dollars. We declared a dividend (number 83) of 30 US cents for fiscal 2006. South

African shareholders will be paid the Rand equivalent of the US dollar denominated declaration. Shareholders on the UK registry will be paid the UK pounds sterling equivalent of the US dollar denominated declaration and ADS holders will be paid in US dollars. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the Deposit Agreement. Subject to exceptions provided in the Deposit Agreement, cash dividends will be paid by the Depositary to holders of ADSs in accordance with the Deposit Agreement. The Depositary will charge holders of ADSs, to the extent applicable, taxes and other governmental charges and specified fees and other expenses, including a fee not in excess of $0.02 per ADS (or portion thereof) for any cash distributions made pursuant to the Deposit Agreement, other than distributions of cash dividends. See “Item 8—Financial Information—Dividend Policy”.

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

•       foreign dividends to residents holding a certain minimum interest (currently 20% of the total equity shares and voting rights) in the foreign company declaring the dividend, however certain dividends are excluded from this exemption by certain anti-avoidance measures;

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

South African residents, who are natural persons earning interest and non exempt dividends from foreign sources, are allowed an exemption on the first R2,500 of such income (the exemption is firstly to be applied to foreign dividends and only if they do not exceed R2,500, the excess is to be applied to foreign interest). There is also an exemption applicable to the first R16,500 of the aggregate of any interest received from local sources and any dividends which are not exempt from tax (other than foreign dividends), however, this exemption will be reduced by the amount of the exemption which may be applicable to foreign interest or dividends referred to above.

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

Distributions.   The gross amount of any distribution (other than in liquidation), including the fair market value of all distributions of ordinary shares whenever a holder may elect to receive cash distributions in lieu of ordinary share distributions, that you receive with respect to our ordinary shares or ADSs (before reduction for South African income tax, if any, withheld from such distributions) generally will be included in your gross income on the day on which you, in the case where you own ordinary shares, or the Depositary, in the case where you own ADSs, receive the distribution. This distribution will be taxed to you as a dividend (that is, ordinary income) to the extent such distribution does not exceed our current or accumulated earnings and profits, as calculated for US Federal income tax purposes (“E&P”). Dividends received by an individual US holder during taxable years before 2011 will generally be taxed at a maximum rate of 15%, provided certain holding period requirements and other conditions are satisfied. Dividends received by an individual US holder for taxable years after 2010 will be subject to tax at ordinary income rates. To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our ordinary shares or ADSs, as applicable, and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognised on a subsequent disposition of such ordinary shares or ADSs). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognised on a sale or exchange of our ordinary shares or ADSs, as applicable. See “-Sale or Other Disposition of Company Ordinary Shares and ADSs”, below. Because we are not a US corporation, no dividends-received deduction will be allowed to a corporate US holder with respect to dividends paid by us.

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

Dividends paid by us will generally be treated as foreign source income for US foreign tax credit limitation purposes. Subject to certain limitations, US holders may elect to claim a foreign tax credit against their US Federal income tax liability for South African tax withheld (if any) from dividends received in respect of our ordinary shares or ADSs, as applicable. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, for taxable years ending prior to January 1, 2007, dividends paid by us in respect of our ordinary shares or ADSs, as applicable, generally will be “passive income” or, in the case of certain types of US holders, “financial services income” and therefore any US tax imposed on these dividends cannot be offset by excess foreign tax credits that you may have from foreign source income not qualifying as passive income or financial service income, respectively. Under the revised foreign tax credit limitation rules effective for taxable years ending after December 31, 2006, any such dividend income generally will be “passive income” or, in the case of certain types of US holders, “general income.” Additional limitations on the credit apply to individual US holders receiving dividends if the dividends are eligible for the 15% maximum tax rate on dividends described above. US holders that do not elect to claim a foreign tax credit may instead claim a deduction for South African tax withheld (if any).

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

•       long-term capital gains recognised by individual US holders during taxable years before 2011 will generally be taxed at a maximum rate of 15%;

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

For a detailed description of these risks, see notes 1, 2, 11, 28, 29 and 31 to our Group annual financial statements included elsewhere in this Annual Report.

Commodity Price Risk

The selling prices of the majority of products manufactured and purchase prices of many raw materials used generally fluctuate in line with commodity cycles. Prices of chemical cellulose generally follow those of paper pulp, although the cycle is generally less volatile. As a result, the sale of chemical cellulose also tends to act as a natural hedge for paper pulp. Our total pulp production capacity is over 100% of our total pulp requirements. However, there are differences between the types of pulp required in our paper making operations and the grades of pulp we produce, as well as regional differences. We are therefore a buyer as well as a seller of paper pulp. Other than maintaining a high level of pulp integration, no hedging techniques are applied. For a description of our level of pulp integration, see “Item 4—Information on the Company—The Pulp and Paper Industry—Pulp”, “ Item 4—Information on the Company—Sappi Fine Paper”, “Item 4—Information on the Company—Supply Requirements” and “Item 5—Operating and Financial Review and Prospects—Markets”. Despite our present relatively high level of pulp integration on a Group-wide basis, in the event of significant increases in the prices of pulp on a Group-wide basis, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins.

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
USE OF PROCEEDS

Not applicable.

ITEM 15.         CONTROLS AND PROCEDURES

(a)          Disclosure Controls and Procedures

As of the end of the period covered by this report (the “Evaluation Date”) Sappi’s management (with the participation of its Chief Executive Officer and Chief Financial Officer), conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, Sappi’s chief executive officer and chief financial officer concluded that, as of the Evaluation Date, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Sappi in reports it files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

We reported a material weakness in our Annual Report on Form 20-F for fiscal 2005 relating to weakness in our disclosure controls over US GAAP reconciliation. Subsequent to the reporting of that weakness, a number of steps have been taken to improve these controls. These include:

•       An external review by PriceWaterhouseCoopers of our US GAAP disclosure in an effort to identify any further control weaknesses

•       The establishment of an internal consulting process for all technical accounting decisions. In terms of this process all technical accounting decisions and accounting policies are subject to specific review in our North American office from a US GAAP standpoint

•       A formal training programme for all accountants in management positions that includes both International Financial Reporting Standards and US GAAP

Changes referred to last year in the business and information technology (IT) systems have continued in the current financial year:

North America

A number of IT systems previously developed in Europe have been deployed in North America. The number of peripheral IT technologies used previously has been reduced and more reliance has been placed on our core Enterprise Resource Planning system (ERP), SAP. In particular we are anticipating an improvement in the control environment surrounding our sales, logistical and operations planning environments. These systems are at an advanced stage of deployment.

(b)          Management’s Report on Internal Control over Financial Reporting

Management of Sappi, together with its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. Sappi’s internal control over financial reporting is a process designed under the supervision of the chief executive and chief financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Sappi’s financial statements for external reporting purposes in accordance with International Financial Reporting Standards.

As of September, 2006, we conducted an assessment of the effectiveness of Sappi’s internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, we have determined that Sappi’s internal control over financial reporting as of September 2006 is effective. We also determined that there were no material weaknesses as of this date.

Our assessment of the effectiveness of the Company’s internal control over financial reporting as of September 2006 has been audited by Deloitte, an independent registered public accounting firm, as stated in their report appearing in Item 15(c) below.

(c)           Attestation report of the independent registered public accounting firm

To the board of directors and shareholders of Sappi Limited:

We have audited management’s assessment, included in Item 15 (b) above, that Sappi Limited and its subsidiaries (the “Company”) maintained effective internal control over financial reporting as of September 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of September 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended September 2006 of the Company and our report dated December 15, 2006 expressed an unqualified opinion on those financial statements and financial statement schedules.

Deloitte & Touche

Per M J Comber
Partner
December 15, 2006

Deloitte & Touche—Registered Auditors
Buildings 1 and 2, Deloitte Place
The Woodlands Office Park, Woodlands Drive, Sandton
Johannesburg, South Africa

National Executive: GG Gelink Chief Executive  AE Swiegers Chief Operating Officer
GM Pinnock Audit  DL Kennedy Tax  L Geeringh Consulting  MG Crisp Financial Advisory L Bam Strategy

CR Beukman Finance  TJ Brown Clients & Markets SJC Sibisi Public Sector and Corporate Social Responsibility

NT Mtoba Chairman of the Board  J Rhynes Deputy Chairman of the Board

A full list of partners and directors is available on request

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Dr Deenadayalen Konar qualifies as an audit committee financial expert on the Audit Committee of Sappi Limited. The Board determined that Dr Konar acquired the required attributes by way of education, practical experience, practice as a registered accountant and auditor, and participation as a member of the audit committees of significant entities that have applied International Financial Reporting Standards. See Item 6 for a description of Dr Konar’s background and relevant experience. Dr Konar is an independent Non-Executive Director of Sappi.

ITEM 16B.   CODE OF ETHICS

We have adopted the Sappi Code of Ethics (the “Code”) that applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer and Group Financial Manager (such officers, collectively, the “senior officers”). The Code, as it applies to our senior officers, is complemented by a Corporate Compliance Policy adopted by our Board of Directors regarding Ethics Guidelines for Senior Officers (the “Senior Officer Corporate Compliance Policy”). We believe the Code, as supplemented by our Senior Officer Corporate Compliance Policy, constitutes a “code of ethics” as defined in Item 16B of Form 20-F.

We have filed a copy of the Code and the Senior Officer Corporate Compliance Policy as an exhibit.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal independent auditor fees paid for the year ended September 2006 and 2005 were as follows:

	2006	2005
	(US$ million)
Audit-fees(1)	5	5
Audit-related fees	2	—
Sub-total	7	5
Tax services(2)	2	5
All other fees	—	—
	9	10

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

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

During the 2006 fiscal year no Sappi Limited share repurchases were made.

Sappi stated its intention, on November 9, 2000, to acquire Sappi shares through a wholly owned Sappi subsidiary, subject to applicable stock exchange and legal limitations. Sappi has been given approval at its annual general meetings of shareholders, including the meetings held on March 7, 2005 and March 6, 2006, to purchase its shares up to a maximum of 10% of the issued ordinary share capital in any one financial year. The general authority is subject to the Listings Requirements of the JSE Limited and the Companies Act No. 61 of 1973 of South Africa, as amended, and is granted until the next annual general meeting. Some of the repurchased shares, have been, and will continue to be, utilised to meet the requirements of the Sappi Limited Share Incentive Trust from time to time.

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

4.12

An amendment dated November 18, 2005, to the Credit Facility, dated May 7, 2003 as described in 4.10., incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 20, 2005.

4.13

Multi-Currency Revolving Credit Facility, dated June 29, 2005, among Sappi Papier Holding GmbH (“SPH”), Sappi International S.A. (“SISA”) and Sappi Trading Pulp AG as borrowers and BNP Paribas, J P Morgan PLC, SG Corporate and Investment Banking, as mandated lead arrangers and the additional financial institutions named therein, incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 20, 2005.

4.14

The Sappi Limited Performance Share Incentive Plan, dated March 7, 2005 between Sappi Limited, David Charles Brink, and Meyer Feldberg (as Trustees), incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 of Sappi Limited filed with the Securities and Exchange Commission on December 15, 2004.

6.1	Computation of Earnings per Share, incorporated by reference to note 7 of the notes to the Group annual financial statements included elsewhere in this Annual Report.
7.1

An explanation of other ratios used in this Annual Report, incorporated by reference to Exhibit 7.1 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 30, 2002.

8.1	List of significant subsidiaries, incorporated by reference to “Item 4—Information on the Company—Organisational Structure” included elsewhere in this Annual Report.
11.1

Sappi Limited—Corporate Compliance Policies—Ethics Code Guidelines for Senior Officers, incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 19, 2003.

12.1	Certification of Eugene van As, Chairman and Chief Executive Officer of Sappi Limited pursuant to Exchange Act Rule 13a-14(a).
12.2	Certification of Mark Thompson, Chief Financial Officer of Sappi Limited pursuant to Exchange Act Rule 13a-14(a).
13.1

Certification of Eugene van As, Chairman and acting Chief Executive Officer of Sappi Limited and Mark Thompson, Chief Financial Officer of Sappi Limited pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of independent registered public accounting firm.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

SAPPI LIMITED
Date: December 15, 2006	BY:	/s/ MARK THOMPSON
Name: Mark Thompson
Title: Chief Financial Officer

SAPPI

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Sappi Limited:

We have audited the accompanying consolidated balance sheets of Sappi Limited and its subsidiaries as at September 2006 and 2005, and the related consolidated income statements, cash flow statements and statements of recognised income and expense for each of the two years in the period ended September 2006. Our audits also included the financial statement schedules listed in the Index on page F-1. These financial statements and financial statement schedules are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sappi Limited and its subsidiaries at September 2006 and 2005 and the results of their operations and cash flows for each of the two years in the period ended September 2006 in conformity with International Financial Reporting Standards. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of September 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 15, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

International Financial Reporting Standards vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 35 to the consolidated financial statements.

/s/ Deloitte & Touche

Per M J Comber
Partner
December 15, 2006

Deloitte & Touche—Registered Auditors
Buildings 1 and 2, Deloitte Place
The Woodlands Office Park, Woodlands Drive, Sandton
Johannesburg, South Africa

National Executive:  GG Gelink Chief Executive  AE Swiegers Chief Operating Officer GM Pinnock Audit   DL Kennedy Tax  L Geeringh Consulting   MG Crisp Financial Advisory L Bam Strategy CR Beukman Finance  TJ Brown Clients & Markets SJC Sibisi Public Sector and Corporate Social Responsibility NT Mtoba Chairman of the Board  J Rhynes Deputy Chairman of the Board

A full list of partners and directors is available on request

SAPPI
group income statement
for the year ended September 2006

	note	2006	2005
		US$ million
Sales		4,941	5,018
Cost of sales	4	4,420	4,507
Gross profit		521	511
Selling, general and administrative expenses	4	366	363
Share of loss (profit) from associates and joint ventures		1	(2)
Other operating expenses	4	29	259
Operating profit (loss)	4	125	(109)
Net finance costs	5	130	80
Finance costs		162	161
Finance revenue		(26)	(36)
Finance cost capitalised		(2)	(1)
Net foreign exchange gains		(7)	(5)
Net fair value loss (gain) on financial instruments		3	(39)
Loss before taxation		(5)	(189)
Taxation benefit	6	(1)	(5)
Loss for the year		(4)	(184)
Weighted average number of ordinary shares in issue (millions)		226.2	225.8
Basic loss per share (US cents)	7	(2)	(81)
Diluted loss per share (US cents)	7	(2)	(81)
Dividends per share (US cents)—declared after year-end	8	30	30

SAPPI
GROUP BALANCE SHEET
at September 2006

	note	2006	2005
		US$ million
Assets
Non-current assets		3,997	4,244
Property, plant and equipment	10	3,129	3,333
Plantations	11	520	604
Deferred tax assets	12	74	70
Goodwill and intangible assets	13	8	9
Equity investments	14	103	105
Other non-current assets	15	61	50
Derivative financial instruments	31.2	102	73
Current assets		1,500	1,645
Inventories	16	699	711
Trade and other receivables	17	573	562
Derivative financial instruments	31.2	4	5
Cash and cash equivalents		224	367
Assets held for sale	9	20	—
Total assets		5,517	5,889
Equity and liabilities
Shareholders’ equity		1,386	1,589
Ordinary share capital and share premium	18,19	715	867
Non-distributable reserves	19,20	109	95
Foreign currency translation reserve	19	(33)	2
Retained earnings	19	595	625
Non-current liabilities		2,465	2,547
Interest-bearing borrowings	21	1,634	1,600
Deferred tax liabilities	12	336	367
Derivative financial instruments	31.2	23	3
Other non-current liabilities	22	472	577
Current liabilities		1,666	1,753
Interest-bearing borrowings	21	694	616
Overdraft		9	159
Derivative financial instruments	31.2	14	5
Trade and other payables		803	833
Taxation payable		101	120
Provisions	23	45	20
Total equity and liabilities		5,517	5,889

SAPPI
GROUP CASH FLOW STATEMENT
for the year ended September 2006

	note	2006	2005
		US$ million
Cash retained from operating activities		228	301
Cash generated from operations	24.1	464	569
• Increase in working capital	24.2	(17)	(30)
Cash generated from operating activities		447	539
• Finance costs paid	24.3	(164)	(162)
• Finance revenue received		26	35
• Taxation paid	24.4	(13)	(43)
Cash available from operating activities		296	369
• Dividends paid		(68)	(68)
Cash utilised in investing activities		(355)	(379)
Investment to maintain operations		(212)	(268)
• Replacement of non-current assets	24.5	(160)	(183)
• Proceeds on disposal of non-current assets	24.6	4	5
• (Increase) in post employment benefits		(68)	—
• Decrease (increase) in other non-current assets		12	(90)
Investment to expand operations		(143)	(111)
• Additions of property, plant and equipment and intangibles		(143)	(111)
Cash effects of financing activities		(21)	(37)
Proceeds from interest-bearing borrowings		925	1,361
Repayment of interest-bearing borrowings		(793)	(1,526)
Decrease in other non-current liabilities		—	(13)
Share buybacks		—	(15)
(Decrease) increase in bank overdrafts		(153)	156
Net movement in cash and cash equivalents		(148)	(115)
Cash and cash equivalents at beginning of year		367	484
Translation effects		5	(2)
Cash and cash equivalents at end of year	24.7	224	367

SAPPI
GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the year ended September 2006

	2006	2005
	US$ million
Pension fund asset not recognised	(43)	(6)
Actuarial gains (losses) on pension and other post employment benefit liabilities	100	(56)
Deferred tax on above items	(19)	11
Derecognition of deferred tax asset on actuarial losses	9	(62)
Exchange differences on translation of foreign operations	(189)	8
Net expense recorded directly in equity	(142)	(105)
Loss for the period	(4)	(184)
Total recognised expense for the period	(146)	(289)

SAPPI
notes to the group annual financial statements
for the year ended September 2006

1.                 Business

Sappi Limited, a corporation organised under the laws of the Republic of South Africa (the “company” and, together with its consolidated subsidiaries, “Sappi” or the “group”), was formed in 1936 and is a major, vertically integrated international pulp and paper producer. Sappi is a leading global producer of coated fine paper and chemical cellulose. The group has manufacturing facilities in nine countries, on four continents, and customers in over 100 countries across the globe.

The group is composed of its Sappi Fine Paper and Sappi Forest Products business units. Sappi Fine Paper has manufacturing and marketing facilities in North America, Europe, southern Africa and Asia and produces mainly high quality branded coated fine paper. It also manufactures uncoated graphic and business paper, coated and uncoated speciality paper, and casting release paper used in the manufacture of artificial leather and textured polyurethane applications. Sappi Forest Products, based in southern Africa, produces commodity paper products, pulp, chemical cellulose and forest and timber products for southern Africa and export markets. The group operates a trading network called Sappi Trading for the international marketing and distribution of chemical cellulose and market pulp throughout the world and of the group’s other products in areas outside our core operating regions of North America, Europe and southern Africa. All sales and costs associated with Sappi Trading are allocated to our two reporting segments.

2.                 Accounting policies

The following principal accounting policies have been consistently applied in dealing with items that are considered material in relation to the Sappi Limited group financial statements.

2.1 Basis of preparation

The group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB) and Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB, and the requirements of the South African Companies Act of 1973. These are the group’s first consolidated annual financial statements prepared in accordance with IFRS. In prior years the group prepared its consolidated financial statements in accordance with South African Statements of Generally Accepted Accounting Practice (SA GAAP). The group has restated its opening balance sheet at October 2004 applying IFRS retrospectively, except with regard to IFRS 1: First-time Adoption of International Financial Reporting Standards which either permits, prohibits or modifies the retrospective application of IFRS as set out in note 2.5 of the financial statements.

The financial statements are presented in United States Dollars (US$) and are rounded to the nearest million dollars. US$ is the presentation currency of the group because the majority of the group’s revenue is denominated in USD and it is the currency in which the pulp and paper industry is measured.

They are prepared on the historical-cost basis, except for the following assets and liabilities that are stated at their fair value:

•       derivative financial instruments;

•       financial assets and financial liabilities classified as held-for-trading;

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

2.      Accounting policies (Continued)

•       financial assets and financial liabilities designated at fair value through profit or loss;

•       financial assets classified as available-for-sale; and

•       plantations (refer note 2.2.14).

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing an opening IFRS balance sheet at October 2004 for the purposes of the transition to IFRS.

The accounting policies have been applied consistently by all the group entities.

(i) Fiscal year

The group’s financial year end is on Sunday closest to the last day of September.

Accordingly the last two financial years ended as follows:

•       01 October 2006 (“year ended September 2006”) (52 weeks)

•       02 October 2005 (“year ended September 2005”) (53 weeks)

The financial years commenced as follows:

•       03 October 2005 (“October 2005”)

•       27 September 2004 (“October 2004”)

(ii) Underlying concepts

The financial statements are prepared on the going concern basis.

Assets and liabilities and income and expenses are not offset in the income statement or balance sheet unless specifically permitted by an accounting standard or an interpretation.

Financial assets and financial liabilities are offset and the net amount reported only when a legally enforceable right to set off the amounts exists and the intention is either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Changes in accounting estimates are recognised prospectively in profit or loss, except to the extent that they give rise to changes in the carrying amount of recognised assets and liabilities where the change in estimate is recognised immediately.

Prior period errors are retrospectively restated if material.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

2.      Accounting policies (Continued)

(iii) Recognition of assets and liabilities

Assets are only recognised if they meet the definition of an asset, ie, if it is a resource controlled by the group and it is probable that future economic benefits associated with the asset will flow to the group and the cost or fair value can be measured reliably.

Liabilities are only recognised if they meet the definition of a liability, ie if it is a present obligation and it is probable that future economic benefits associated with the liability will flow from the entity and the cost or fair value can be measured reliably.

Financial instruments are recognised when the entity becomes a party to the contractual provisions of the instrument. Financial assets and liabilities as a result of firm commitments are only recognised when one of the parties has performed under the contract.

(iv) Derecognition of assets and liabilities

Financial assets are derecognised when the contractual rights to receive cash flows have been transferred or have expired or when substantially all the risks and rewards of ownership have passed (refer to 2.2.5 (vi)).

Financial liabilities are derecognised when the relevant obligation has either been discharged or cancelled or has expired.

All other assets are derecognised on disposal or when no future economic benefits are expected from their use.

2.2 Accounting policies

2.2.1 Foreign currencies

(i) Foreign currency transactions

Transactions in foreign currencies are converted into the functional currency at the rate of exchange ruling at the date of such transactions. The functional currency of the group’s individual operations is the currency of the primary economic environment in which these entities operate.

Monetary assets and liabilities in foreign currencies are translated into the functional currency of the group at rates of exchange ruling at the balance sheet date. Non-monetary assets (plantations) denominated in foreign currencies that are stated at fair value are translated into the functional currency of the group at foreign exchange rates ruling at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are stated at cost are converted into the functional currency of the group at the rate of exchange ruling at the date of initial recognition and are not subsequently retranslated.

Exchange gains and losses on the translation and settlement of foreign currency monetary assets and liabilities during the period are recognised in the income statement in the period in which they arise.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

2.      Accounting policies (Continued)

(ii) Investments in foreign operations

The group’s presentation currency is United States Dollar (USD). The assets and liabilities, including goodwill, of a foreign entity that has a non-dollar functional currency are translated at the closing rate, while the income and expenses are translated using the average exchange rate. The differences that arise on translation are reported directly in equity. These translation differences are recognised in profit or loss for the period on disposal of the foreign operation.

All other foreign entities are reported in dollar functional currency, with translation differences being reported in income.

The primary determinants of non-dollar functional currencies are the economic factors that determine the sales price for goods and services, and costs. Additional supplementary factors to be considered are the funding, autonomy and cash flows.

Goodwill and fair value adjustments arising on the acquisition of a non dollar functional currency entity are treated as assets and liabilities of the entity and are translated at the closing rate.

The group used the following exchange rates for financial reporting purposes:

	Rate at
	Sep 06	Sep 05
ZAR to one US$	7.7738	6.3656
GBP to one US$	0.5340	0.5669
EUR to one US$	0.7891	0.8313

	Average annual rate
	Sep 06	Sep 05
ZAR to one US$	6.6039	6.2418
GBP to one US$	0.5560	0.5435
EUR to one US$	0.8120	0.7900

2.2.2 Group accounting

(i) Subsidiary undertakings and special-purpose entities

Subsidiary undertakings are those enterprises controlled by the group. Subsidiary undertakings include special purpose entities created to accomplish a narrow, well-defined objective, which may take the form of a company, corporation, trust, partnership or an unincorporated entity. The substance of the relationship between the group and a special-purpose entity indicates that the group controls the entity.

Control is deemed to exist when the group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The group considers the existence and effect of potential voting rights that are currently exercisable or convertible when assessing whether it has control. Entities in which the company holds half or less of the voting rights, but which are controlled by the group by retaining the majority of risks or benefits, are also included in the consolidated financial statements.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

2.      Accounting policies (Continued)

The group financial statements include the assets, liabilities and results of the company and subsidiary undertakings (including special-purpose entities) controlled by the group. The results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal or cessation of control.

Where required, the financial statements of subsidiaries are adjusted to bring the accounting policies in line with those used by the group.

Intragroup balances and transactions, and profits and losses arising from intragroup transactions, are eliminated in the preparation of the group financial statements. Unrealised losses are not eliminated to the extent that they provide objective evidence of impairment.

(ii) Associates

An associate is an enterprise, including an unincorporated entity such as a partnership, over which the group has the ability to exercise significant influence, but not control, through participation in the financial and operating policy decisions of the investee (that is neither a subsidiary nor an investment in a joint venture).

The results and assets and liabilities of associates are incorporated in the group’s financial statements using the equity method of accounting. The share of the associates’ retained income, which is the profit after tax, is determined from their latest financial statements. The carrying amount of such investments is reduced to recognise any impairment in the value of individual investments. When the group’s share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil, inclusive of any debt outstanding, and recognition of further losses is discontinued, except to the extent that the group has incurred or guaranteed obligations in respect of the associate.

Where an entity within the group transacts with an associate of the group, unrealised profits and losses are eliminated to the extent of the group’s interest in the relevant associate.

Investments in associates held with the intention of disposing thereof within 12 months are accounted for as non-current assets held for sale.

(iii) Joint ventures

Joint ventures are those entities over which the group has joint control in terms of a contractual agreement. Joint ventures are included in the group’s financial statements using the equity method of accounting. The carrying amount of such investments is reduced to recognise any impairment in the value of individual investments.

Where an entity within the group transacts with a joint venture of the group, unrealised profits and losses are eliminated to the extent of the group’s interest in the joint venture. When the group’s share of losses exceeds the carrying amount of the joint venture, the carrying amount is reduced to nil and recognition of further losses is discontinued, except to the extent that the group has incurred losses or guaranteed obligations in respect of the joint venture. Investments in joint ventures held with the intention of disposing thereof within 12 months are accounted for as non-current assets held for sale.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

2.      Accounting policies (Continued)

(iv) Goodwill

All business combinations are accounted for by applying the purchase method of accounting. At acquisition date the group recognises the acquiree’s identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria at their respective fair values. The cost of a business combination is the fair value of the purchase consideration due at date of acquisition plus any directly attributable transaction costs. Any contingent purchase consideration is recognised to the extent that it is probable and can be measured reliably. Any excess between the cost of the business combination and the group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognised as goodwill in the balance sheet. Goodwill is adjusted for any subsequent remeasurement of contingent purchase consideration.

Goodwill is subsequently held at cost less any accumulated impairment losses. Goodwill is not amortised but tested for impairment annually or more frequently where there is an indication of impairment.

Goodwill is tested for impairment based on an allocation to one or more cash-generating units (CGUs), being the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Goodwill is allocated to the CGUs in which the synergies from the business combinations are expected. Each CGU containing goodwill is tested annually for impairment. An impairment loss is recognised whenever the carrying amount of an asset or its CGU exceeds its recoverable amount.

Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to a CGU and then to reduce the carrying amount of the other assets in the CGU on a pro rata basis.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value less cost to sell is determined by ascertaining the current market value of an asset and deducting any costs related to the realisation of the asset.

In assessing value-in-use, the expected future cash flows from the CGU are discounted to their present value using a pre-taxation discount rate that reflects current market assessment of the time value of money and the risks specific to the CGU.

Impairment losses relating to goodwill are not reversed.

On the disposal of a subsidiary, the attributable amount of goodwill is included in the determination of profit or loss on disposal.

2.2.3 Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and that are subject to an insignificant risk of changes in value, with maturities of less than three months. Similar investments with maturities beyond three months are considered short-term marketable securities.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

2.      Accounting policies (Continued)

2.2.4 Environmental expenditures and liabilities

Environmental expenditure that pertains to current operations or relate to future revenues are expensed or capitalised, consistent with the company’s capitalisation policy. Expenditures that result from the remediation of an existing condition caused by past operations, and do not contribute to current or future revenues, are recognised in profit and loss for the period.

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

2.2.5 Financial instruments

Financial instruments are any contracts that give rise to a financial asset of one enterprise and a financial liability or equity instrument of another enterprise. Items which are treated under other accounting standards are not treated as financial instruments, under IAS 32 and IAS 39.

(i) Initial recognition

Financial instruments are recognised on the balance sheet when the group becomes a party to the contractual provisions of a financial instrument. All purchases of financial assets that require delivery within the time frame established by regulation or market convention (‘regular way’ purchases) are recognised at trade date, which is the date on which the group commits to purchase the asset. Financial liabilities are recognised when the group becomes a party to the contractual provisions of the financial instrument.

(ii) Initial measurement

Financial instruments are initially recognised at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are incremental to the group and directly attributable to the acquisition or issue of the financial asset or financial liability.

(iii) Subsequent measurement

Subsequent to initial measurement, financial instruments are either measured at fair value or amortised cost, depending on their classification:

•       Financial assets and financial liabilities at fair value through profit or loss

Financial instruments at fair value through profit or loss consist of trading instruments and instruments that the group has elected, on initial recognition, to designate as fair value through profit or loss.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

2.      Accounting policies (Continued)

Trading instruments are financial assets or financial liabilities that were acquired or incurred principally for the purpose of sale or repurchase in the near term, form part of a portfolio with a recent actual pattern of short-term profit-taking or are derivatives that do not form part of a designated and effective hedging relationship. The group’s approved derivative transactions include foreign exchange contracts, forward rate agreements, currency and interest rate swaps, currency and interest rate options (both written and purchased).

•       Non-trading financial liabilities

All financial liabilities, other than those at fair value through profit or loss, are classified as non-trading financial liabilities and are measured at amortised cost.

•       Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the group has both the intent and ability to hold to maturity, other than those that meet the definition of loans and receivables or those that were designated as at fair value through profit or loss or available-for-sale. Held-to-maturity financial assets are measured at amortised cost, with interest income recognised in profit and loss for the period.

The group does not presently have any held-to-maturity financial assets.

•       Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified by the group as at fair value through profit or loss or as available-for-sale.

Financial assets classified as loans and receivables are carried at amortised cost, with interest revenue recognised in profit and loss for the period. The majority of the group’s receivables are included in the loans and receivables category.

•       Available-for-sale financial assets

Financial assets are classified as available-for-sale where the intention with regard to the instrument and its origination and designation does not fall within the ambit of the other financial asset classifications. Available-for-sale instruments are typically assets that are held for a longer period and in respect of which short-term fluctuations in value do not affect the group’s hold or sell decision.

Available-for-sale financial assets are measured at fair value, with fair value gains and losses recognised directly in equity along with the associated deferred taxation. Any foreign currency translation gains or losses or interest revenue, measured on an effective-yield basis, are removed from equity to the income statement on debt instruments when they arise.

When available-for-sale equity instruments are determined to be impaired to the extent that the fair value declines below its original cost, the resultant losses are recognised in profit or loss.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

2.      Accounting policies (Continued)

(iv) Embedded derivatives

Certain derivatives embedded in financial and non-financial instruments, are treated as separate derivatives and recognised on a standalone basis, when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value, with unrealised gains and losses reported in profit or loss.

(v) Measurement basis of financial instruments

•       Amortised cost

Financial assets and liabilities measured at amortised cost are measured at fair value on initial recognition, plus or minus the cumulative amortisation using the effective interest rate method of any difference between that initial amount and the maturity amount, less any cumulative impairment losses.

•       Fair value

Direct and incremental transaction costs are included in the initial fair value of financial assets and financial liabilities, other than those at fair value through profit or loss. The best evidence of the fair value of a financial asset or financial liability at initial recognition is the transaction price, unless the fair value of the instrument is evidenced by comparison with other current observable market transactions in the same instrument or based on a valuation technique whose variables include only market observable data.

Where quoted market prices or rates are available, such market data is used to determine the fair value of financial assets and financial liabilities that are measured at fair value. The bid price is used to measure financial assets held and the offer price is used to measure the fair value of financial liabilities. Mid-market prices are used to measure fair value only to the extent that the group has assets and liabilities with offsetting risk positions.

If quoted bid prices are unavailable, the fair value of financial assets and financial liabilities is estimated using pricing models or discounted cash flow techniques. Where discounted cash flow techniques are used, estimated future cash flows are based on management’s best estimates and the discount rate used is a market-related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market-related measures at the balance sheet date.

The fair value of a financial liability with a demand feature is not less than the amount payable on demand, discounted from the first date on which the amount could be required to be paid. In cases where the fair value of financial liabilities cannot be reliably determined, these liabilities are recorded at the amount due.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, and derivatives that are linked to and have to be settled by delivery of such unquoted equity instruments, are not measured at fair value but at cost.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

2.      Accounting policies (Continued)

(vi) Derecognition

All financial assets and financial liabilities are derecognised when the group commits to selling a financial asset or redeeming a financial liability.

The group derecognises a financial asset when:

•       the contractual rights to the cash flows arising from the financial asset have expired or have been forfeited by the group; or

•       it transfers (or it assumes an obligation to transfer) the financial asset, including substantially all the risks and rewards of ownership of the asset; or

•       it transfers the financial asset, neither retaining nor transferring substantially all the risks and rewards of ownership of the asset, but no longer retains control of the asset.

A financial liability is derecognised when and only when the liability is extinguished, ie when the obligation specified in the contract is discharged, cancelled or has expired.

The difference between the carrying amount of a financial asset or financial liability (or part thereof) that is derecognised and the consideration paid or received, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss for the period.

(vii) Impairment of financial assets

The group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets may be impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that come to the attention of the group about the following loss events:

•       significant financial difficulty of the issuer or obligor;

•       a breach of contract, such as a default or delinquency in interest or principal payments;

•       the group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the group would not otherwise consider;

•       it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

•       the disappearance of an active market for that financial asset because of financial difficulties; or

•       observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

•        adverse changes in the payment status of borrowers in the group; or

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

2.      Accounting policies (Continued)

•        national or local economic conditions that correlate with defaults on the assets in the group.

•       Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in profit or loss.

The group first assesses whether there is objective evidence of impairment individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the group determines that there is no objective evidence of impairment for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account. The reversal does not result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised at the date on which the impairment is reversed. The amount of the reversal is recognised in profit or loss for the period.

•       Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that has been recognised directly in equity is removed from equity and recognised in profit or loss even though the financial asset has not been derecognised. The amount of the cumulative loss that is removed from equity and recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss. Impairment losses recognised in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed, with the amount of the reversal recognised in profit or loss for the period.

(viii) Hedge accounting

Hedge accounting recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item.

Hedging relationships are of three types:

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

2.      Accounting policies (Continued)

•       Fair value hedge

A hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect profit or loss.

If a fair value hedge meets the conditions for hedge accounting, any gain or loss on the hedged item attributable to the hedged risk is included in the carrying amount of the hedged item and recognised in profit or loss. The changes in the fair value of the hedging instrument is recognised in profit and loss.

•       Cash flow hedge

A hedge of the exposure to variability in cash flows that (i) is attributable to a particular risk associated with a recognised asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction and (ii) could affect profit or loss.

If a cash flow hedge meets the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in profit or loss. A hedge of the foreign currency risk of a firm commitment is designated and accounted for as a cash flow hedge. The group does not currently apply cash flow hedge accounting.

If an effective hedge of a forecast transaction subsequently results in the recognition of a financial asset or financial liability, the associated gains or losses recognised in equity are transferred to income in the same period in which the asset or liability affects profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gains or losses recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

•       Hedge of a net investment in a foreign operation

If a hedge of a net investment in a foreign entity meets the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in profit or loss. On disposal of a foreign entity, the gain or loss recognised in equity is transferred to profit or loss. The group does not have any hedges of net investments.

•       Discontinuance of hedge accounting

Hedge accounting is discontinued on a prospective basis when the hedge no longer meets the hedge accounting criteria (including when it becomes ineffective), when the hedge instrument is sold, terminated or exercised when, for cash flow hedges, the designation is revoked and the forecast transaction is no longer expected to occur. Any cumulative gain or loss on the hedging instrument for a forecast transaction is retained in equity until the transaction occurs, unless the transaction is no longer expected to occur, in which case it is transferred to profit or loss for the period.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

2.      Accounting policies (Continued)

(ix) Offsetting financial instruments and related income

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to set off and there is an intention of settling on a net basis or realising the asset and settling the liability simultaneously. Income and expense items are offset only to the extent that their related instruments have been offset in the balance sheet, with the exception of those relating to hedges, which are disclosed in accordance with the profit or loss effect of the hedged item.

(x) Interest income and expense

Interest income and expense are recognised in profit or loss using the effective interest rate method taking into account the expected timing and amount of cash flows. The effective interest rate method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest-bearing instrument and its amount at maturity calculated on an effective interest rate basis.

(xi) Other

Dividends from investments and gains or losses on the sale of investments is recognised in profit or loss when the amount of revenue from the transaction or service can be measured reliably, it is probable that the economic benefits of the transaction or service will flow to the group and the costs associated with the transaction or service can be measured reliably.

Gains or losses on derecognition of any financial assets or financial liabilities are included in finance costs. Dividends receivable are included separately in dividend income, within finance income, when a dividend is declared.

2.2.6 Government grants

Government grants are recognised in income over the periods necessary to match them with the related costs which they are intended to compensate.

Government grants related to assets are recognised by deducting the grant from the carrying amount of the related asset.

2.2.7 Intangible assets

Research activities

Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding, and expenditure on internally generated goodwill and brands are recognised in profit or loss as an expense as incurred.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

2.      Accounting policies (Continued)

Development activities

Expenditure on engineering projects, computer software and other development activities, whereby set procedures and processes are applied to a project for the production of new or substantially improved products and processes, is capitalised if the engineering projects, computer software and other developed products or processes are technically and commercially feasible and the group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials and directly attributable employee and other costs. Computer development expenditure is amortised only once the relevant software has been commissioned. Intangible assets are stated at cost less accumulated amortisation and impairment losses. Intangible assets, which have not yet been commissioned, are stated at cost less impairment losses.

Amortisation of engineering projects, computer software and development costs is charged to profit or loss on a straight-line basis over the estimated useful lives of these assets, not exceeding five years. Subsequent expenditure relating to computer software is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

Surpluses or deficits on the disposal of computer software are recognised in profit or loss in the period in which they are incurred. The profit or loss is the difference between the net disposal proceeds and the carrying amount of the asset.

Patents

Patents acquired are capitalized and amortized on a straight line basis over their estimated useful lives, which is on average 10 years.

2.2.8 Impairment of assets other than goodwill and financial instruments

The group assesses all assets (other than goodwill and intangible assets not yet available for use) at each balance sheet date for indications of an impairment or the reversal of a previously recognised impairment. Should there be any indications of impairment, the recoverable amounts of the assets are estimated. These impairments, where the carrying value of an asset exceeds its recoverable amount, or the reversal of a previously recognised impairment, are recognised in profit or loss for the period.

Intangible assets not yet available for use are tested at least annually for impairment.

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset exceeds its recoverable amount.

The recoverable amount of an asset is the higher of its fair value less cost to sell and its value-in-use. The fair value less cost to sell is determined by ascertaining the current market value of an asset and deducting any costs related to the realisation of the asset.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

2.      Accounting policies (Continued)

In assessing value-in-use, the expected future cash flows from the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset whose cash flows are largely dependent on those of other assets the recoverable amount is determined for the cash-generating unit to which the asset belongs.

A previously recognised impairment loss will be reversed if the recoverable amount increases as a result of a change in the estimates used previously to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised in prior periods.

2.2.9 Inventories

Inventories are assets held-for-sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost or net realisable value. Cost includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their preset location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion, distribution and selling.

Cost is determined on the following basis:-

•       First in first out (FIFO):- finished goods

•       Weighted average:- raw materials, work in progress and consumable stores

•       The specific identification basis is used to arrive at the cost of items that are not interchangeable.

The cost of raw materials and consumable stores is the delivered landed cost, while the cost of work in progress and finished goods includes both direct costs and production overheads.

2.2.10 Leases

(i) The group as lessee

Leases in respect of which the group bears substantially all the risks and rewards incidental to ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the lease property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges to achieve an effective rate of interest on the balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to profit or loss over the lease period.

Capitalized leased assets are depreciated on a straight-line basis over the shorter of the lease period and the expected useful life of the asset.

Leases in respect of which a significant portion of the risks and rewards of ownership is retained by the lessor are classified as operating leases. These leases are mainly for the use of premises and certain

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

2.      Accounting policies (Continued)

office equipment. Payments made under operating leases (net of any incentives received from the lessor) are charged to income on a straight-line basis over the term of the lease. When another systematic basis is more representative of the time pattern of the user’s benefit, then that method is used.

(ii) Recognition of lease of land

Leases of land and buildings are classified as operating or finance leases in the same way as leases of other assets.

However, when a single lease covers both land and a building, the minimum lease payments at the inception of the lease (including any upfront payments) are allocated between the land and the building in proportion to the relative fair values of the respective leasehold interests. Any upfront premium allocated to the land element that is normally classified as an operating lease represents prepaid lease payments. These payments are amortized over the lease term in accordance with the time pattern of benefits provided. If the lease payments cannot be allocated reliably between these two elements, the entire lease is classified as a finance lease, unless it is clear that both elements are operating leases.

2.2.11 Non-current assets held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale when their carrying value will be recovered principally through sale within 12 months rather than use. Non-current assets held for sale are measured at the lower of carrying amount and fair value less cost to sell and are not depreciated.

A discontinued operation is a clearly distinguishable component of the group’s business that has been disposed of or is held for sale within 12 months of initial identification, which:

•       represents a separate line of a major line of business or geographical area of operations;

•       is part of a single coordinated plan to dispose of a major line of business or geographical area of operations; or

•       is a subsidiary acquired exclusively with a view to resale within 12 months.

The entire asset or disposal group must be available for immediate sale in its present condition and the sale should be highly probable, with an active programme to find a buyer and the appropriate level of management approving the sale. The group does not currently have any discontinued operations.

2.2.12 Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of a past event, in respect of which it is probable that an outflow of economic benefits will occur and a reliable estimate can be made of the amount of the obligation. Where the effect of discounting (time value) is material, provisions are discounted and the discount rate used is a pre-taxation rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

2.      Accounting policies (Continued)

The following specific policies are applied:-

•       A provision for onerous contracts is recognised when the expected benefits to be derived by the group from a contract are lower than the unavoidable cost of meeting the obligations under the contract.

•       A provision for restructuring is recognised only if the group has created a detailed formal plan and raised a valid expectation, among those parties directly affected, that the plan will be carried out, either by having begun implementation or by publicly announcing the plan’s main features. Future operating costs or losses are not provided for.

2.2.13 Pension plans and other post-retirement benefits

(i) Post employment benefits—pensions

Defined-benefit and defined-contribution plans have been established for eligible employees of the group, with the assets held in separate trustee-administered funds. The majority of the defined benefit funds are closed to new entrants.

The projected unit credit method is used in determining the present value of the defined benefit obligation and related current service cost. The current service cost in respect of defined benefit plans is recognised as an expense in profit and loss in the current period.

The projected unit credit method is defined as an actuarial valuation method that sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. The current service cost is defined as the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

The group’s policy is to recognize actuarial gains and losses, which can arise from differences between expected and actual outcomes or changes in actuarial assumptions, these are recognised immediately in the consolidated statement of recognised income and expense. Any increase in the present value of plan liabilities expected to arise from employee service during the period is charged to operating profit. The expected return on plan assets and the expected increase during the period in the present value of plan liabilities are included in investment income and interest expense.

Gains or losses on the curtailment or settlement of a defined benefit plan are recognised in the income statement when the group is demonstrably committed to the curtailment or settlement. Past service costs are recognised immediately to the extent that the benefits are already vested, and otherwise are amortised on a straight-line basis over the vesting period of those benefits.

The effects of plan amendments in respect of retired employees in defined benefit plans are measured at the present value of the effect of the amendments and are recognised as an expense or income in profit and loss for the peiod. The amount recognised in the balance sheet represents the present value of the defined benefit obligation adjusted for unrecognised past service costs, reduced by the fair value of the plan assets.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

2.                 ACCOUNTING POLICIES (Continued)

Where the calculation results in a benefit to the group, the recognised asset is limited to the net total of past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Contributions in respect of defined-contribution plans are recognised as an expense in profit or loss as incurred.

(ii) Post employment benefits—medical

The projected unit credit method is used in determining the present value of post employment medical benefits. The estimated cost of retiree health care and life insurance benefit plans is accrued during the participants’ actual service periods up to the dates they become eligible for full benefits. Experience adjustments and plan amendments in respect of existing employees are treated in a similar manner as described in the preceding paragraph, in the statement of recognised income and expenditure.

(iii) Workmen’s compensation insurance

Sappi Fine Paper North America has a combination of self-insured and insured workers’ compensation programs. The self-insurance claim liability for workers’ compensation is based on claims reported and actuarial estimates of adverse developments and claims incurred but not reported.

2.2.14 Plantations

Plantations are stated at fair value less estimated point-of-sale costs at the point of harvest (costs to sell). Fair value is determined using the present value for immature timber and the standing value method for mature timber. All changes in fair value are recognised in the period in which they arise.

The fair value of immature timber (softwood less than eight years and hardwood less than five years) is the discounted value of the expected delivered market price for estimated timber volumes less cost of delivery and estimated maintenance costs up to when the timber becomes usable by our own mills. The discount rate used is the applicable pre-tax weighted average cost of capital of the business unit. The fair value of mature timber is based on the market price for estimated timber volumes less cost of delivery.

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

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

2.      ACCOUNTING POLICIES (Continued)

2.2.15 Property, plant and equipment

Property, plant and equipment represents tangible items and intangible items that are integrated with tangible items that are held-for-use in the production or supply of goods or services, for rental to others, or for administrative purposes and are expected to be used during more than one period.

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes the estimated cost of dismantling and removing the assets, where specifically required in terms of legislative requirements or a constructive obligation exists.

Owner-occupied investment properties and properties in the course of construction are carried at cost, less any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying value. Cost includes professional fees and, for qualifying assets, borrowing costs capitalised in accordance with the group’s accounting policy. Depreciation commences, on the same basis as other property assets, when the assets are ready for their intended use. The group currently does not hold any investment properties.

Subsequent expenditure is capitalised when it is measurable and will result in probable future economic benefits. Expenditure incurred to replace a component of an item of owner-occupied property or equipment is capitalised to the cost of the item of owner-occupied property and equipment and the part replaced is derecognised. All other expenditure is recognised in profit or loss as an expense when incurred.

Depreciation is charged so as to write off the depreciable amount of the assets, other than land, over their estimated useful lives to estimated residual values, using a method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.

Where significant parts of an item have different useful lives to the item itself, these parts are depreciated over their estimated useful lives. The methods of depreciation, useful lives and residual values are reviewed annually.

The following methods and rates were used during the year to depreciate property, plant and equipment to estimated residual values:

Buildings	straight line 40 years
Plant	straight line 5 to 20 years
Vehicles	straight line 5 to 10 years
Furniture and equipment	straight line 3 to 6 years

Assets held under finance leases are depreciated over their expected useful lives or the term of the relevant lease, where shorter. The useful lives and residual values of property, plant and equipment are reviewed on an annual basis—and are revised when the current estimate is different from the exisitng estimate.

The gain or loss arising on the disposal or scrapping of property, plant and equipment is recognised in profit or loss.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

2.      ACCOUNTING POLICIES (Continued)

2.2.16 Segment reporting

The primary business segments are Sappi Fine Paper and Sappi Forest Products. On a secondary segment basis, significant geographic regions have been identified based in the location of the productive assets, being southern Africa, Europe and North America.

Assets, liabilities, revenues or expenses that are not directly attributable to a particular segment are allocated between segments where there is a reasonable basis for doing so. The group accounts for inter segment revenues and transfers as if the transactions were with third parties at current market prices.

2.2.17 Share-based payments

(i) Equity-settled share-based payment transactions with employees

The services received in an equity-settled share-based payment transaction with employees are measured at the fair value of the equity instruments granted. The fair value of those equity instruments is measured at grant date.

If the equity instruments granted vest immediately and an employee is not required to complete a specified period of service before becoming unconditionally entitled to those instruments, the services received are recognised in profit or loss for the period in full on grant date with a corresponding increase in equity.

Where the equity instruments do not vest until the employee has completed a specified period of service, it is assumed that the services rendered by the employee, as consideration for those equity instruments, will be received in the future during the vesting period. These services are accounted for in profit or loss as they are rendered during the vesting period, with a corresponding increase in equity. Share-based payment expenses are adjusted for non-market-related performance conditions.

(ii) Measurement of fair value of equity instruments granted

The equity instruments granted by the group are measured at fair value at measurement date using standard binomial option pricing valuation models. The valuation technique is consistent with generally acceptable valuation methodologies for pricing financial instruments and incorporates all factors and assumptions that knowledgeable, willing market participants would consider in setting the price of the equity instruments.

2.2.18 Shareholders’ equity

(i) Share Capital

Share capital issued by the company is recorded as the proceeds received, net of direct issue costs. Ordinary and preference share capital is classified as equity, if the shares are non-redeemable by the shareholder and any dividends are discretionary. An equity instrument is a residual interest in the assets of an entity after deducting all of its liabilities.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

2.      ACCOUNTING POLICIES (Continued)

(ii) Treasury shares

When share capital recognised as equity is repurchased by the company or other members of the group, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Shares repurchased by the issuing company are cancelled.

Shares repurchased by group companies are classified as treasury shares and are held at cost. These shares are treated as a deduction from the issued and weighted average numbers of shares and the cost price of the shares is presented as a deduction from total equity. The par value of the shares is presented as a deduction from ordinary share capital and the remainder of the cost is presented as a deduction from ordinary share premium. Dividends received on treasury shares are eliminated on consolidation.

(iii) Dividends

Dividends are recognised as distributions within equity in the period in which they are payable to shareholders. Dividends for the year that are declared after the balance sheet date are disclosed in the subsequent events note. Taxation costs incurred on dividends are recognised in the period in which the dividend is declared.

2.2.19 Taxation

Taxation on the profit or loss for the year comprises current and deferred taxation. Taxation is recognised in profit or loss except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

(i) Current taxation

Current taxation is the expected taxation payable on the taxable income, which is based on the results for the period after taking into account the necessary adjustments, for the year, using taxation rates enacted or substantively enacted at the balance sheet date, and any adjustment to taxation payable in respect of previous years.

Secondary taxation on companies (STC) is a South African Income Tax, that arises from the distribution of dividends is recognised at the same time as the liability to pay the related dividend.

(ii) Deferred taxation

Deferred taxation is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their taxation base. The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using taxation rates enacted or substantively enacted at the balance sheet date. Deferred taxation is charged to profit or loss for the period, except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition. The effect on deferred taxation of any changes in taxation rates is recognised in profit or loss, except to the extent that it relates to items previously charged or credited directly to equity.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

2.      ACCOUNTING POLICIES (Continued)

A deferred taxation asset is recognised to the extent that it is probable that future taxable income will be available against which the unutilised taxation losses and deductible temporary differences can be used. The carrying amount of deferred tax assets is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

2.2.20 Borrowing costs

Borrowing costs directly attributable to the acquisition, construction and production of qualifying assets are capitalised as part of the costs of those assets. Qualifying assets are those that necessarily take a substantial period of time which is greater than six months to prepare for their intended use or sale.

Capitalisation of borrowing costs continues up to the date when the assets are substantially ready for their use or sale.

Details of borrowing costs capitalised are disclosed in the notes to the accounts by asset category and are calculated at the group’s average funding cost, except to the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset. Where this occurs, actual borrowing costs incurred less any investment income on the temporary investment of those borrowings are capitalised.

All other borrowing costs are expensed in the period in which they are incurred.

No borrowing costs have been capitalised to qualifying assets in the current period.

2.2.21 Cost of sales

When inventories are sold, the carrying amount is recognized as part of cost of sales. Any write down of inventories to net realisable value and all losses of inventories or reversals of previous write downs or losses are recognized in cost of sales in the period the write down, loss or reversal occurs.

2.2.22 Revenue

Revenue represents the gross inflow of economic benefits during the period arising in the course of the ordinary activities when those inflows result in increases in equity, other than increases relating to contributions from equity participants.

Revenue is measured at the fair value of the amount received or receivable. Trade and settlement discounts, rebates, indirect taxes and customer returns are excluded from revenue.

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership have been transferred, when delivery has been made and title has passed, when the amount of the revenue and the related costs can be reliably measured and when it is probable that the debtor will pay for the goods. For the majority of local and regional sales, transfer occurs at the point of offloading the shipment into the customer warehouse, whereas for the majority of export sales transfer occurs when the goods have been loaded into the relevant carrier, unless the contract of sales specifies different terms.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

2.      ACCOUNTING POLICIES (Continued)

Shipping and handling costs, such as freight to our customers’ destination are included in cost of sales, in the consolidated income statement. These costs, when included in the sales price charged for our products are recognised in net sales.

2.3 Critical accounting policies and estimates

The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial techniques. The group constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate. Historically, actual results have not significantly deviated from those determined using the estimates described above.

The group believes that the following accounting policies are critical due to the degree of estimation required and/or the potential material impact they may have on the group’s financial position and performance.

Asset impairments

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

In order to assess if there is any impairment, we estimate the future cash flows expected to result from the use of the asset and its eventual disposal.

Considerable management judgement is necessary to estimate discounted future cash flows, including judgements and estimates as to future product pricing, raw material costs, volumes of products sold, changes in the planned use of machinery or equipment or closing of facilities. The calculation of appropriate pre-tax discount rates (weighted average cost of capital) is another sensitive input in the valuation. While every effort is made to make use of independent information and apply a consistent methodology, actual circumstances or outcomes could vary significantly from such estimates. These variances could result in changes in useful lives or impairment. These changes can have either a positive or negative impact on our estimates of impairment and can result in additional income statement adjustments.

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

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

2.      ACCOUNTING POLICIES (Continued)

Actual outcomes could vary significantly from our business forecasts. Changes in certain of these estimates could have a material effect on the estimated fair value of the reporting unit. In addition to the judgements described in the preceding paragraph that are necessary in estimating future cash flows, significant judgements in estimating discounted cash flows also include the selection of the pre-tax discount rate (weighted average cost of capital) and the terminal value used in our valuation model. The discount rate used in our valuation model considered a targeted debt and equity mix, a market risk premium, and other factors consistent with valuation methodologies. The terminal value multiple used in our valuation model considered the valuations for comparable companies.

Small changes to the valuation model would not significantly impact the results of our valuation; however, if future cash flows were materially different to our forecasts, then the assessment of the potential impairment of the carrying value may be impacted.

Property, plant and equipment

For material items of property, plant and equipment an internal engineer is used to assist in determining their remaining useful lives and residual values. Management believes that the assigned residual values and useful lives, as well as the underlying assumptions have been adequately considered and consistently applied. Different assumptions and assigned lives could have a significant impact on the reported amounts.

Taxation

The group estimates its income taxes in each of the jurisdictions in which it operates. This process involves estimating its current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognised on the consolidated balance sheet.

The group then assesses the likelihood that the deferred tax assets will be recovered from future taxable income, and, to the extent recovery is not likely, a valuation allowance is established. In recognising deferred tax assets the company considers profit forecasts, including the effect of exchange rate fluctuations on sales and external market conditions. Where it is probable that a position may be successfully challenged, based on reported challenges by revenue authorities of similar positions taken by other taxpayers, as well as items already raised by revenue authorities during audits, but for which resolution has not yet been reached, a valuation allowance or tax provision is raised for the tax on the probable adjustment. Management’s judgement is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. Deferred tax assets have been recognised where management believes there are sufficient taxable temporary differences or convincing other evidence that sufficient taxable profits will be available to realise deferred tax assets.

Although the deferred tax assets for which valuation allowances have not been recognised are considered realisable, actual amounts could be reduced if future taxable income is not achieved. This can materially affect our reported net income and financial position.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

2.      ACCOUNTING POLICIES (Continued)

Hedge accounting for financial instruments

For the purposes of hedge accounting, we classify hedges into two categories: (a) fair value hedges which hedge the exposure to changes in the fair value of a recognised asset or liability; and (b) cash flow hedges, which hedge exposure to variability in cash flows that are either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction. The financial instruments that are used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in either the fair value or cash flows of the related underlying exposures. Hedge accounting is mainly used for debt instruments to hedge interest rate and foreign currency risk exposures and for firm commitments to hedge foreign currency risk exposures. We do not use hedge accounting for trading transactions.

In relation to fair value hedges, which meet the conditions for hedge accounting, any gain or loss from re-measuring the hedging instrument to fair value is recognised immediately against income. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised against income. Any residual ineffectiveness related to fair value hedges can affect our reported net income. External market data is applied in re-measuring the hedging financial instrument.

In relation to cash flow hedges, which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders’ equity and the ineffective portion is recognised in income. The gains or losses, which are recognised directly in shareholders’ equity, are transferred to income in the same period in which the hedged transaction affects income. Any residual ineffectiveness related to cash flow hedges can affect our reported net income. External market data is applied in measuring the hedge effectiveness of the financial instrument. Hedge ineffectiveness is recognised immediately against income. The group does not currently have any cash flow hedges.

Refer to note 31.5 for details of the fair value hedging relationships.

Plantations

Plantations are stated at fair value less estimated point-of-sale costs at the point of harvest (costs to sell). Fair value is determined using the present value for immature timber and the standing value method for mature timber. All changes in fair value are recognised in the period in which they arise.

At the time the tree is felled, it is taken out of plantations (non-current assets) and accounted for under inventory (current assets).

Assumptions and estimates are used in the recording of plantation volumes, cost per ton, and depletion. Changes in the assumptions or estimates used in these calculations may affect the group’s results, in particular, plantation and depletion costs.

A major consideration is the estimation of future growth. The inputs to our growth model are complex and involve estimations, all of which are regularly updated. Growth models derived from measured data from permanent sample plots are used for growth estimation. The long-term sample plot network is representative of the species and sites on which we grow trees. Periodic adjustments are made to existing

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

2.      ACCOUNTING POLICIES (Continued)

models for new genetic material. Depletions include the fair value of timber felled, which is determined on the average method, plus amounts written off standing timber to cover loss or damage caused by, for example, fire, disease, hazardous weather conditions and stunted growth. Depletions are accounted for on a cost per ton allocation method.

Tons are calculated using the projected growth to rotation age and extrapolated to current age on a straight-line basis.

Changes in the assumptions or estimates used in these valuations may affect the group’s results, in particular growth estimation and discount rates.

The group is exposed to financial risks on the valuation of plantations arising from climatic changes, disease and other natural risks such as fire, flooding and storms and human-induced losses arising from strikes, civil commotion and malicious damage. These risks are covered by an appropriate level of insurance as determined by management. In addition, management focuses close attention to good husbandry techniques and fire-fighting methods. The plantations have an integrated management system that is certified to ISO 9001, ISO 14001, OHSAS 18001 and FSC standards.

For further information see note 11.

Post-employment benefits

The group accounts for its pension benefits and its other post employment benefits using actuarial models. These models use an attribution approach that generally spreads individual events over the service lives of the employees in the plan.

Examples of ‘events’ are changes in actuarial assumptions such as discount rate, expected long-term rate of return on plan assets (net of fund administration costs), and rate of compensation increases.

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
for the year ended September 2006

2.      ACCOUNTING POLICIES (Continued)

aggregate of the service and interest cost components of net periodic other post-employment benefit cost by US$1 million after tax per annum.

Provisions

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

Various uncertainties can result in obligations not being considered probable or subject to reliable measurement for significant periods of time.

As a consequence, potentially material obligations may have no provisions and a change in facts or circumstances that results in an obligation becoming probable or reliably measurable can lead to a need for the establishment of material provisions. In addition, where estimated amounts vary from initial estimates the provisions may be revised materially, up or down, based on the facts. The group periodically restructures its business units for productivity and business improvement initiatives and records charges for reductions in its workforce, the closure of manufacturing facilities, and other actions related thereto. These events require estimates of liabilities for employee separation payments and related benefits, equipment removal, environmental cleanup and other costs. The actual costs incurred could differ materially from those estimated at balance sheet date.

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
for the year ended September 2006

2.      ACCOUNTING POLICIES (Continued)

recommendations of legal counsel. Litigation is however unpredictable and actual costs incurred could differ materially from those estimated at the balance sheet date.

2.4 Potential impact of future changes in accounting policies

The following standards and interpretations, which have been issued but which are not yet effective, have not been applied in these financial statements:

Amendment to IAS 1: Presentation of Financial Statements (added disclosure about an entity’s capital)

The revised IAS 1 requires an entity to disclose qualitative information about its objectives, policies and processes for managing capital and a summary of quantitative data about what it manages as capital. It also requires disclosure of whether during the period it complied with any externally imposed capital requirements to which it is subject and when the entity has not complied with such externally imposed capital requirements, the consequences of such non-compliance. This standard has no impact on the figures presented in the income statement and balance sheet.

IAS 21: Amendment to International Accounting Standard 21: The Effects of Changes in Foreign Exchange Rates: Net Investment in a Foreign Operation

The amendment clarifies the requirements of IAS 21 regarding an entity’s investment in foreign operations. The amendment does not have an impact on the group, and first becomes applicable for the financial year ending September 2007.

IAS 39: Financial Instruments: Recognition and Measurement Amendments

The amendment clarifies embedded derivatives (paragraph 11A) and fair value considerations (paragraph 48A). The application of the amendments is not expected to have a significant impact on the group’s reported results, financial position and cash flows. The amendment first becomes applicable for the financial year ending September 2007.

IFRS 7: Financial Instruments: Disclosures

This standard prescribes the level of disclosure required for financial instruments, both in terms of quantitative data and qualitative data. The implementation of this standard will not have a material impact on the financial position or results of operations.

IFRS 8: Operating Segments

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments.

The effective date of IFRS 8 for the group is for the financial year ending September 2009 and the impact is currently being assessed by management.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

2.      ACCOUNTING POLICIES (Continued)

IFRIC 4: Determining whether an Arrangement contains a Lease

The interpretation states that an arrangement that grants the right to control the use of an underlying specific asset is, or contains, a lease that should be accounted for in accordance with IAS 17—Leases.

The implementation of this interpretation is not expected to have a material impact on the results of operations.

IFRIC 8: Scope of IFRS 2

This interpretation clarifies that IFRS 2 Share-based Payment applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration.

IFRIC 8 states that, if the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies.

IFRIC 8 is effective for the Group for the year ending September 2007. Management is of the opinion that the adoption of this statement will not have a material impact on the financial position of the Group.

IFRIC 9: Reassessment of Embedded Derivatives

This interpretation states that management is only required to re-examine an embedded derivative when it enters into a new contract or modifies an existing contract. The implementation of this interpretation is not expected to have a material impact on the Group.

IFRIC 10: Interim Financial Reporting

The interpretation addresses an apparent conflict between the requirements of IAS 34—Interim Financial Reporting and those in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets. The interpretation concludes that an entity shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill, or an investment in either an equity instrument or a financial asset carried at cost.

The interpretation will have no impact on the group’s results, and first becomes applicable for the financial year ending September 2008.

IFRIC 11, IFRS 2: Group and Treasury Share Transactions

This interpretation provides guidance on applying IFRS 2 in three circumstances:

Share-based payments involving an entity’s own equity instruments in which the entity chooses or is required to buy its own equity instruments (treasury shares) to settle the share-based payment obligation—is this an equity-settled or cash-settled transaction?

A parent grants rights to its equity instruments to employees of its subsidiary—how to account in the individual entities’ financial statements?

A subsidiary grants rights to equity instruments of its parent to its employees—how to account in the individual entities’ financial statements?

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

2.      ACCOUNTING POLICIES (Continued)

IFRIC 11 is effective for the Group’s results for the year ending September 2008. Management are currently reviewing the impact that this interpretation will have on the Group.

AC 503: Accounting for Black Economic Empowerment (BEE) Transactions

AC 503 is a South African accounting interpretation of IFRS in respect of BEE transactions and covers the following three issues:

1.     Should the difference between the fair value of the equity instruments granted and the cash and other assets received, i.e. BEE equity credentials, be recognised as an intangible asset, or as an expense?

2.     Where BEE equity credentials are obtained as part of the net assets acquired in a business combination, how should the BEE equity credentials acquired be accounted for?

3.     Assuming that BEE equity credentials do not meet the criteria for recognition as an intangible asset, how should vesting be interpreted in the context of BEE transactions?

AC 503 will not have an impact on the Group, and becomes applicable for the year ending September 2007. The Group will evaluate this standard when implementing potential BEE transactions.

Management has not finalised their assessment of the potential impact that the implementation of these standards and interpretations will have on the Group financial statements.

2.5          Adoption of IFRS during the year

The Group has adopted International Financial Reporting Standards (IFRS) in preparing the consolidated financial statements for the year ending September 2006. The transition to IFRS is accounted for in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards with October 2004 as the date of transition. The changes in accounting policies as a consequence of the transition to IFRS are described below as well as reconciliations of the effects of the transition to IFRS.

IFRS 1 provides a number of exemptions in respect of the first-time adoption of IFRS. These are areas where the retrospective application of IFRS is prohibited:

•       The recognition of previously derecognised financial assets and financial liabilities under previous standards

•       The designation of financial instruments for hedge accounting

•       Changes to estimates, where estimates were previously determined with due consideration

•       Assets classified as held for sale and discontinued operations

The application of the compulsory exemptions by Sappi Limited did not have a material impact on the financial position, financial results and cash flows of the group.

The group did not elect the following optional transitional provisions in terms of IFRS 1, due to the exemptions having no material impact on the group:

•       Compound financial instruments

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

2.      ACCOUNTING POLICIES (Continued)

•       Assets and liabilities of subsidiaries, associates and joint ventures

•       Designation of previously recognised financial instruments

•       Insurance contracts

•       Decommissioning liabilities included in the cost of property, plant and equipment

•       Leases

•       Fair value measurement of financial assets or liabilities at initial recognition

The following exemptions in accordance with IFRS 1 were elected:

•       Business Combinations—IFRS 3

The Group has elected not to retrospectively apply the requirements of IFRS 3 for Business Combinations that occurred prior to October 2004. The estimates and measurement of fair values that would have been required at prior dates of acquisition to apply IFRS 3 retrospectively to all previous business combinations are not readily available and management is of the opinion that the cost would outweigh the benefit in applying aforementioned changes retrospectively. If the group had applied the statement retrospectively it would have been required to restate the value of goodwill and assess whether any intangible assets should have been recognised.

The prospective application of IFRS 3 had no impact on the prior year annual reported results due to the following:

•        In terms of IFRS 3 original fair values are not required to be re-measured for business combinations.

•        Assets and liabilities acquired in business combinations are recognised and measured in the opening balance sheet in accordance with IFRS.

•        No adjustment to goodwill is required for recognition of intangible assets of previous business combinations.

•        No derecognition of intangible assets that do not satisfy the criteria for recognition under IAS 38 Intangible Assets required.

•        There is no contingency affecting the amount of the purchase consideration for past business combinations.

•        The carrying amount of goodwill in the opening IFRS balance sheet is the carrying amount under previous GAAP at the date of transition to IFRS. Goodwill is no longer amortised.

•        Goodwill is now tested for impairment annually.

If the Group had applied IFRS 3 retrospectively, the carrying value of property, plant and equipment; intangible assets; financial liabilties; contingent liabilities and goodwill may have been different from those currently reported.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

2.      ACCOUNTING POLICIES (Continued)

•       Share-based Payment—IFRS 2

The Group has elected the share-based payment exemption therefore IFRS 2 is only applicable to equity instruments granted after 7 November 2002 that were not vested by 1 January 2005. For instruments vesting on or after 1 January 2005, Sappi has recognised a charge in the income statement and set up a separate category in shareholders’ equity for all share options and awards, based on the fair value of the awards as calculated at the grant date. The date was selected as it was permitted in terms of IFRS 2.

If the Group had applied the provision of IFRS 2, it would have resulted in an increased share-based payment expense in the period, for all outstanding share options awarded. If the Group had applied the statement retrospectively it would have resulted in an increase of the expense recognised of US$2 million.

•       The Effects of Changes in Foreign Exchange Rates—IAS 21

Sappi has elected to apply the exemption in IFRS 1 which allows the cumulative translation differences of all foreign operations to be reset to zero by transfer to distributable reserves at the date of transition to IFRS which is October 2004. An amount of US$244 million was trasferred from the Foreign Currency Translation Reserve to retained income on the transtion to IFRS.

If the group had not reset the cumulative translation difference (Foreign Currency Translation Reserves, “FCTR”) to zero, this would have resulted in a decrease in distributable reserves and an increase in the FCTR balance.

Adjustments on adoption of IFRS

The adoption of IFRS led to changes in the Group’s financial position, financial performance and cash flows. The significant differences between previously reported SA GAAP financial statements and IFRS are as follows:

(a) Share-based Payment—IFRS 2

Sappi has recognised a charge of US$10 million for the year ended September 2005 in the income statement and set up a separate category in shareholders’ equity for all share options and awards, based on the fair value of the awards as calculated at the grant date. The cost of the share options and grants are reflected in the income statement over the vesting period. This IFRS change had no impact on the comparative total shareholders’ equity as a Share Based Payment Reserve (US$20 million at September 2005) is created with the equal and opposite amount included in retained earnings.

(b) The Effects of Changes in Foreign Exchange Rates—IAS 21

Sappi has elected to apply the exemption in IFRS 1 which allows the cumulative translation differences of all foreign operations to be reset to zero at the date of transition to IFRS which is October 2004. The Foreign Currency Translation Reserve (Non-Distributable Reserve) was transferred to retained earnings. This resulted in a decrease of the Foreign Currency Translation Reserve of

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

2.      ACCOUNTING POLICIES (Continued)

US$244 million and a corresponding increase in retained earnings of US$244 million at the date of transition. This IFRS change did not impact on total shareholders’ equity.

(c) Financial Instruments—IAS 39

The amendments to IAS 39 includes a change in emphasis whereby a transfer of risks and rewards associated with financial assets becomes the primary test in determining whether a financial asset should be derecognised. A secondary test is then whether the entity has control over the related special purpose entity. A significant portion of our securitised receivables has now been reflected on our balance sheet, increasing trade and other receivables by US$268 million and short term debt by US$346 million and decreasing other payables by US$78 million at September 2005. The related expense is no longer reflected in Selling General and Administration (‘‘SG&A’’) but is included under finance costs. This caused an increase in finance costs and decrease in SG&A of US$15 million for the year ended September 2005.

Cash flow hedges on inter-company loans, previously accounted for in equity as a Hedging reserve, no longer qualify for hedge accounting under IAS 39. As a result these instruments are now recognised at fair value through profit and loss. A profit of US$22 million was recognised for the year ended September 2005. This amendment had no impact on total shareholders’ equity as the Hedging reserve disclosed in last year’s financial statements of US$14 million is now included in retained earnings.

(d) Employee Benefits—IAS 19

In December 2004, the IASB (International Accounting Standards Board) published an amended version of IAS 19 which introduced an option to recognise actuarial gains and losses in the period in which they occur outside profit or loss in a statement of recognised income and expense. Sappi has elected to adopt this amendment at the date of transition (October 2004). Previously unrecognised actuarial employee benefit losses were recognised at October 2004, resulting in an increase in pension and other post-employment benefit liabilities (September 2005: US$249 million, October 2004: US$227 million), a decease in pension and other post employment benefit assets (September 2005: US$86 million, October 2004: US$74 million) and a corresponding reduction in equity and deferred tax liability. At October 2004, the deferred tax assets increased by US$56 million and deferred tax liabilities decreased by US$37 million. At September 2005, deferred tax liabilities decreased by US$44 million and deferred tax asset by US$2 million. This amendment also led to a reduction in employee benefit expense for the year of US$23 million.

The actuarial gains and losses are recognised outside of profit for the period in the statement of recognised income and expense (‘‘SORIE’’). Items processed through SORIE are tax effected through SORIE. Part of the first-time adoption of this method of accounting included a historic analysis of all pension fund movements to determine the portion of our deferred tax balances that relate to SORIE. During 2005, the deferred tax asset for Sappi Fine Paper North America was derecognised, therefore the deferred tax asset raised at October 2004 of US$57 million was released. This valuation allowance raised against the deferred tax asset resulted in a credit to deferred tax in profit and loss of US$5 million and a debit to SORIE of US$62 million.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

2.      ACCOUNTING POLICIES (Continued)

The option of setting the corridor to zero was not applicable because the Group elected to apply SORIE accounting to acturial gains and losses.

(e) Property, Plant and Equipment—IAS16

Changes to IAS 16 Property, Plant and Equipment include the requirement that the useful lives of fixed assets are re-evaluated on an annual basis, changed capitalisation criteria and more explicit guidance on the capitalisation of fixed assets. These changes have led to the revision of the relevant accounting policies. In addition a detailed review of the group’s assets including a benchmarking exercise against peer-group companies was completed. Management concluded that no adjustment to the carrying value of property, plant and equipment was necessary with the first-time adoption of IFRS.

The Group did not apply the exemption to deem the fair value or revalued amounts of property, plant and equipment as deemed cost due to the previous accounting standard being consistently applied.

Effect of IFRS adoption on group income statement

		September		September
	note	2005		2005
			Effect of
		Previous	transition
		SA GAAP	to IFRS	IFRS
		US$ million
Sales		5,018	—	5,018
Cost of sales	a,d	4,514	(7)	4,507
Gross profit		504	7	511
Selling, general and administrative expenses	a,c,d	382	(21)	361
Other operating expenses		259	—	259
Operating loss		(137)	28	(109)
Net finance costs		87	(7)	80
Finance costs	c	146	15	161
Finance revenue		(36)	—	(36)
Interest capitalised		(1)	—	(1)
Net foreign exchange gains		(5)	—	(5)
Net fair value gain on financial instruments	c	(17)	(22)	(39)
Loss before taxation		(224)	35	(189)
Taxation benefit	c,d	(11)	6	(5)
Loss for the year		(213)	29	(184)

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

2.      ACCOUNTING POLICIES (Continued)

Reconciliation of previous SA GAAP to IFRS loss

	note	September 2005
		US$ million
Loss under SA GAAP		(213)
Share-based payment expense—IFRS 2	a	(10)
Reduction in expense due to recognition of actuarial gains and losses—IAS 19	d	23
Deferred taxation impact of IAS 19		1
Gains from cash flow hedges that do not qualify for hedge accounting—IAS 39	c	22
Deferred taxation impact of IAS 39		(7)
Loss under IFRS		(184)

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

2.               ACCOUNTING POLICIES (Continued)

Effect of IFRS adoption on group balance sheet

		(end of last period presented under SA GAAP)			(date of transition)
		September			October
		2005	Effect of	September	2004	Effect of	October
		Previous	transition	2005	Previous	transition	2004
	note	SA GAAP	to IFRS	IFRS	SA GAAP	to IFRS	IFRS
		US$ million
Assets
Non-current assets		4,332	(88)	4,244	4,564	(18)	4,546
Property, plant and equipment		3,333	—	3,333	3,670	—	3,670
Plantations		604	—	604	548	—	548
Deferred tax assets	d	72	(2)	70	84	56	140
Goodwill and intangible assets		9	—	9	9	—	9
Other non-current assets	d	241	(86)	155	166	(74)	92
Derivative financial instruments		73	—	73	87	—	87
Current assets		1,376	269	1,645	1,580	410	1,990
Inventories		711	—	711	765	—	765
Trade and other receivables	c	293	269	562	323	410	733
Derivative financial instruments		5	—	5	7	—	7
Prepaid income taxes		—	—	—	1	—	1
Cash and cash equivalents		367	—	367	484	—	484
Total assets		5,708	181	5,889	6,144	392	6,536
Equity and liabilities
Shareholders’ equity	a,b,c,d	1,881	(292)	1,589	2,157	(207)	1,950
Ordinary share capital and share premium		867	—	867	871	—	871
Non-distributable reserves	b	75	20	95	123	10	133
Foreign currency translation reserve	d	188	(240)	(52)	244	(244)	—
Hedging reserves	c	14	(14)	—	(1)	1	—
Retained earnings	a,b,c,d	737	(58)	679	920	26	946
Non-current liabilities		2,342	205	2,547	2,463	190	2,653
Interest-bearing borrowings		1,600	—	1,600	1,693	—	1,693
Deferred tax liabilities	d	411	(44)	367	453	(37)	416
Derivative financial instruments		3	—	3	17	—	17
Other non-current liabilities	d	328	249	577	297	227	524
Non-current provisions		—	—	—	3	—	3
Current liabilities		1,485	268	1,753	1,524	409	1,933
Interest-bearing borrowings	c	270	346	616	364	490	854
Overdraft		159	—	159	11	—	11
Trade and other payables	c	911	(78)	833	975	(81)	894
Derivative financial instruments		5	—	5	11	—	11
Taxation payable		120	—	120	137	—	137
Provisions		20	—	20	26	—	26
Total equity and liabilities		5,708	181	5,889	6,144	392	6,536

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

2.      ACCOUNTING POLICIES (Continued)

Reconciliation of previous SA GAAP to IFRS for shareholders’ equity

			October
			2004
		September	(Date of
	note	2005	transition)
		US$ million
Total equity presented under SA GAAP		1,881	2,157
Impact on retained earnings:
Recognition of previously unrecognised actuarial losses—IAS 19	d	(339)	(300)
Deferred taxation impact of IAS 19 change		43	93
Share-based Payment—IFRS 2	a	(20)	(9)
Release of cash flow hedge reserve—IAS 39	c	14	(2)
Foreign Currency Translation Reserve cleared at October 2004	b	244	244
Share-based Payment Reserve—IFRS 2	a	20	10
Hedging Reserves—IAS 39	c	(14)	1
Foreign Currency Translation Reserve	b	(240)	(244)
Total equity and reserves presented under IFRS		1,589	1,950

IFRS cash flow statement impact

The reduction in employee benefit expense attributed to a reduction in operating loss and a corresponding decrease in non-cash items. Share-based payment costs led to an increase in operating loss and an increase in non-cash items. The recognition of securitised debtors caused the related costs to be reflected under finance costs instead of included in operating profit. All aforementioned items are included in cash retained from operating activities and has therefore no impact on this line in total. The IFRS adjustment of US$30 million below is due to the movement in trade receivables and corresponding loans for securitised receivables now reflected on balance sheet .

		September
		2005	Effect of	September
		Previous	transition	2005
	note	SA GAAP	to IFRS	IFRS
		US$ million
Cash retained from operating activities	c	271	30	301
Cash utilised in investing activities		(379)	—	(379)
Cash effects of financing activities	c	(7)	(30)	(37)
Net movement in cash and cash equivalents		(115)	—	(115)
Cash and cash equivalents at beginning of year		484	—	484
Translation effects		(2)	—	(2)
Cash and cash equivalents at end of year		367	—	367

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

3.      SEGMENT INFORMATION

For management purposes, the group has two reporting segments which operate as separate business units: Sappi Fine Paper and Sappi Forest Products. These divisions are the basis on which the group reports its primary segment information. Sappi Fine Paper produces coated and uncoated fine paper and speciality paper grades. Sappi Forest Products produces commodity paper products, pulp and forest and timber products. The secondary segments have been determined by the geographical location of the production facilities: North America, Europe and southern Africa.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (refer note 2.2).

The group accounts for intragroup sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. All such sales and transfers are eliminated on consolidation.

	Sappi Fine Paper		Sappi Forest Products		Corporate & eliminations		Group
	2006	2005*	2006	2005*	2006	2005*	2006	2005*
	US$ million
External sales(1)	3,958	4,020	983	998	—	—	4,941	5,018
Inter-segment sales	504	498	517	514	(1,021)	(1,012)	—	—
Total sales	4,462	4,518	1,500	1,512	(1,021)	(1,012)	—	—
Segment result(2)	(49)	(186)	175	83	(1)	(6)	125	(109)
Share of (loss) profit of equity investments	1	1	(1)	1	(1)	—	(1)	2
Depreciation	321	350	68	71	1	1	390	422
Amortisation and fellings	2	2	74	66	—	—	76	68
Asset impairments	6	186	3	50	—	—	9	236
Asset impairment reversals	—	(4)	(40)	—	—	—	(40)	(4)
Other non-cash expenses (including fair value adjustment gains and growth on plantations)	62	76	(131)	(107)	(58)	(2)	(127)	(33)
Capital expenditures	203	241	99	101	1	3	303	345
Total assets(6)	3,810	3,825	1,419	1,609	288	455	5,517	5,889
Operating assets(3)(6)	3,726	3,748	1,407	1,597	86	107	5,219	5,452
Operating liabilities(4)	639	613	178	215	45	30	862	858
Net operating assets(5)(6)	3,049	3,094	1,188	1,325	19	55	4,256	4,474
Property, plant and equipment	2,478	2,578	669	754	2	1	3,149	3,333

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

3.      SEGMENT INFORMATION (Continued)

Sappi Fine Paper						Sappi Forest Products
North America		Europe		Southern Africa		Southern Africa		Corporate & other		Group
2006	2005*	2006	2005*	2006	2005*	2006	2005*	2006	2005*	2006	2005*

Sales(1)	1,439	1,458	2,194	2,239	325	323	983	998	—	—	4,941	5,018
Segment result(2)	(16)	(259)	(27)	84	(6)	(11)	175	83	(1)	(6)	125	(109)
Capital expenditures	48	90	136	124	19	27	99	101	1	3	303	345
Operating assets(3)	1,334	1,437	2,196	2,092	196	219	1,407	1,597	86	107	5,219	5,452
Net operating assets(5)	1,108	1,199	1,796	1,735	145	160	1,188	1,325	19	55	4,256	4,474
Property, plant and equipment	926	1,001	1,428	1,429	124	148	669	754	2	1	3,149	3,333

Sales by geographical location of customers

	2006	2005
	US$ million
North America	1,502	1,485
Europe	1,972	2,031
Southern Africa	750	770
Asia and other	717	732
	4,941	5,018

*                    Restated for IFRS

(1)                Sales where the product is manufactured.

(2)                Segment result is operating (loss) profit.

(3)                Operating assets consist of property, plant and equipment, non-current assets (excluding deferred taxation) and current assets (excluding cash).

(4)                Operating liabilities consist of trade payables, other payables, provisions and derivative financial instruments.

(5)                Net operating assets consist of operating assets less operating liabilities, adjusted for taxation payable and dividends payable.

(6)                Corporate region includes investment in joint venture in China.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

4.1   Operating profit (loss)

Operating profit (loss) has been arrived at after charging (crediting):

	2006		2005
		Selling,		Selling,
		general and		general and
		administrative		administrative
	Cost of sales	expenses	Cost of sales	expenses
	US$ million
Raw materials, energy and other direct input costs	2,547	—	2,405	—
Fair value adjustment on plantations	(30)	—	(52)	—
Employee costs	769	109	856	123
Depreciation	362	28	395	27
Delivery charges	441	—	451	—
Maintenance	226	—	254	—
Other overheads	105	—	198	—
Marketing and selling expenses	—	86	—	84
Administrative and general expenses	—	143	—	129
	4,420	366	4,507	363

	2006	2005
	US$ million
Fair value adjustment on plantations
Changes in volumes
Fellings	74	66
Growth	(70)	(58)
	4	8
Change in fair value	(34)	(60)
	(30)	(52)
Silviculture costs (included within cost of sales)	43	45
Leasing charges for premises	15	20
Leasing charges for plant and equipment	44	48
Remuneration paid other than to bona fide employees of the company in respect of:	44	32
• technical services	10	12
• administration services	34	20
Auditors’ remuneration:	9	10
• audit and related services	7	5
• tax planning and tax advice	2	5
Government grants towards environmental expenditure	(1)	(4)
Research and development costs	24	27
Amortisation	2	2

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

4.2   Employee cost

	2006	2005
	US$ million
Wages and salaries	813	860
Defined contribution plan expense (refer note 28)	10	16
Pension costs (refer note 28)	(1)	41
Post-employment benefit other than pension expense (refer note 29)	12	16
Share-based payment expense	6	10
Other	38	36
	878	979

4.3   Other operating expenses

	2006	2005
	US$ million
Loss on sale and write-off of property, plant and equipment	13	10
Restructuring costs (refer note 23)	44	22
Impairments of property, plant and equipment (refer note 10)	9	233
Reversal of impairments of property, plant and equipment (refer note 10)	(40)	(4)
Other	3	(2)
	29	259
Attributable taxation	(16)	(14)
	13	245

5.                 NET FINANCE COSTS

	2006	2005
	US$ million
Gross interest and other finance costs	162	161
- Interest on bank overdrafts	11	20
- Interest on redeemable bonds and other loans	143	132
- Interest on obligations under finance lease	8	9
Finance revenue received	(26)	(36)
- Interest revenue on bank deposits	(8)	(18)
- Interest revenue on loans and investments	(18)	(18)
Interest capitalised	(2)	(1)
Net foreign exchange gains	(7)	(5)
Net fair value loss (gain) on financial instruments	3	(39)
- Impact of de-designation and re-designation of hedges	—	(13)
- Amortisation of cost of de-designated hedges	2	1
- Other fair value losses (gains) on derivatives and hedge ineffectiveness	1	(27)
	130	80

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

6.                 TAXATION BENEFIT

	2006	2005
	US$ million
Current taxation:
- Current year	8	21
- Prior year (over) under provision	(3)	19
- Other company taxes	—	5
Deferred taxation: (refer note 12)
- Current year*	(6)	(36)
- Prior year	1	(1)
- Attributable to a reduction in the taxation rate	(1)	(13)
	(1)	(5)
* Includes Secondary Tax on Companies (STC)(1)	9	8
Due to the utilisation of previously unrecognised taxation assets, the taxation expense for the year has been reduced by	24	21
In addition to income taxation expense charges to profit and loss, deferred taxation charge of US$13 million (2005: US$51 million charge) has been recognised directly in equity (refer note 12).
Reconciliation of the taxation rate:
Loss before taxation	(5)	(189)
Profit-making entities	268	207
Loss-making entities	(273)	(396)
Taxation at the average statutory taxation rate	(13)	(109)
Profit making entities at 28% (2005: 20%)	75	41
Loss making entities at 32% (2005: 38%)	(88)	(150)
Non-taxable income	(24)	(16)
Effect of reduction in taxation rates	(1)	(13)
Deferred taxation asset not recognised	54	128
Utilisation of previously unrecognised taxation assets	(24)	(21)
Secondary Tax on Companies (STC)	9	8
Prior year adjustments	(2)	18
Taxation benefit	(1)	(5)
Effective taxation rate for the year	15%	3%

(1)                The imposition of Secondary Tax on Companies (STC) effectively means that a dual corporate taxation system exists in South Africa comprising a normal income taxation and STC. Liability for STC is determined independently from normal income taxation and is paid by South African companies at the flat rate of 12.5% in respect of the amount of dividends declared less all dividends which accrued to them (but subject to certain exclusions)during its relevant ‘dividend cycle’. ‘Dividend cycle’ means the period commencing on the day following the date of accrual to a company’s shareholders of the last dividend declared by that company and ending on the date on which the dividend in question accrues to the shareholder concerned. An excess of dividends accruing to a company over dividends paid may be carried forward to subsequent dividend cycles as an STC credit.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

7.                 EARNINGS PER SHARE

Basic earnings per share (EPS)

EPS is based on the Group’s (loss) profit for the year divided by the weighted average number of shares in issue during the year under review.

		2006			2005
	Loss	Shares	Per share	Loss	Shares	Per share
	US$ million	millions	US cents	US$ million	millions	US cents
Basic EPS	(4)	226.2	(2)	(184)	225.8	(81)
Share options and performance shares under Sappi Limited Share Trust	—	1.7	—	—	—	—
Diluted EPS	(4)	227.9	(2)	(184)	225.8	(81)

The diluted EPS calculations are based on Sappi Limited daily average share price of ZAR 82.90 (2005: ZAR 75.65) and exclude the effect of certain share options granted under the Sappi share incentive scheme as they would be anti-dilutive.

A number of share options were not included in the weighted average number of shares as they would have been anti-dilutive for the periods presented. September 2006 US$4.2 million (September 2005: US$2.5 million).

8.                 DIVIDENDS

	2006	2005
	US$ million
Dividend number 82 paid on 9 January 2006: 30 US cents per share (2005: 30 US cents per share), net of dividend attributable to treasury shares	(68)	(68)

On 09 November 2006, the directors declared a dividend (number 83) of 30 US cents per share (US$68 million) to be paid to shareholders on 08 January 2007. This dividend was declared after year-end and was not included as a liability in these financial statements.

In compliance with the requirements of STRATE, the JSE Limited’s electronic settlement system which is applicable to Sappi, the salient dates in respect of the dividend will be as follows:

Last day to trade to qualify for dividend	Thursday, 28 December 2006
Date on which shares commence trading ex-dividend	Friday, 29 December 2006
Record date	Friday, 05 January 2007
Payment date	Monday, 08 January 2007

Dividends payable from the Johannesburg transfer office will be paid in South African Rands except that dividends payable to nominee shareholders in respect of shares which they hold on behalf of non-

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

8.      DIVIDENDS (Continued)

residents of the Republic of South Africa will without exception be paid in United States Dollars. There will not be any election.

Dividends payable from the London transfer office will be paid in British Pounds Sterling or in the case of shareholders with registered addresses in the USA, in United States Dollars.

Dividends payable other than in United States Dollars will be calculated at the respective rates of exchange ruling at 21h15 Central European Time as per Reuters on Monday 18 December 2006, and announced on Tuesday, 19 December 2006.

There will not be any dematerialisation nor rematerialisation of Sappi Limited share certificates from 29 December 2006 to 05 January 2007, both days inclusive.

9.                 ASSETS HELD FOR SALE

In May 2006, Sappi stopped paper production at the Nash Mill. The mill had been suffering from escalating costs of production, especially energy, which had made it uncompetitive. The plant and equipment has been sold locally with some being transferred elsewhere in the Group. Most of the products previously manufactured at the mill are now produced elsewhere in the Group. The land and buildings are currently available for sale and are expected to be sold by the end of the next financial year. These assets are held in Sappi Fine Paper Europe.

The major classes of assets of Nash Mill classified as held for sale as at September 2006 are as follows:

	2006	2005
	US$ million
Assets
Land and buildings
Cost	24	—
Accumulated depreciation	(4)	—
Assets held for sale	20	—

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

10.          PROPERTY, PLANT AND EQUIPMENT

	2006	2005
	US$ million
Land and buildings
At cost	1,282	1,296
Depreciation	700	665
	582	631
Plant and equipment
At cost	6,065	6,000
Depreciation	3,706	3,570
	2,359	2,430
Capitalised leased assets*
At cost	725	803
Depreciation	537	531
	188	272
Aggregate cost	8,072	8,099
Aggregate depreciation	4,943	4,766
Aggregate book value	3,129	3,333

*                    Capitalised leased assets consist primarily of plant and equipment

The movement of property, plant and equipment is reconciled as follows :

	Land and	Plant and	Capitalised
	Buildings	Equipment	leased assets	Total
	US$ million
Net book value at September 2004	678	2,685	307	3,670
Additions	33	308	4	345
Disposals	(2)	(13)	—	(15)
Depreciation	(37)	(346)	(39)	(422)
Impairment	(37)	(196)	—	(233)
Reversal of impairment	—	4	—	4
Translation difference	(4)	(12)	—	(16)
Net book value at September 2005	631	2,430	272	3,333
Additions**	23	351	(71)	303
Disposals	(5)	(23)	—	(28)
Reclassified as held for sale	(20)	—	—	(20)
Depreciation	(34)	(356)	—	(390)
Impairment	—	(9)	—	(9)
Reversal of impairment	6	34	—	40
Translation difference	(19)	(68)	(13)	(100)
Net book value at September 2006	582	2,359	188	3,129

**             The capitalised leased assets amount of US$71 million were transferred to plant and equipment during the year.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

10.   PROPERTY, PLANT AND EQUIPMENT (Continued)

Details of land and buildings are available at the registered offices of the respective companies (refer note 31 for details of encumbrances).

September 2006

Usutu mill

Economic conditions pertaining to Usutu mill have changed significantly during the reporting period. The demand for bleached pulp has increased,  based on the increased price differential between bleached and unbleached pulp, resulting in a decrease in unbleached capacity. Further, higher pulp prices have been prevalent over the period. This resulted in an impairment loss reversal of US$40 million. The recoverable amount of the relevant assets have been determined on the basis of their value in use. The pre-tax discount rate used in measuring value in use was  5.8%.

September 2005

Usutu mill

The Usutu mill is an unbleached pulp mill and forms part of the Sappi Forest Products reporting segment. Due to continued losses an impairment review was conducted which led to the recognition of an impairment charge of US$50 million. The recoverable amount of the relevant assets has been determined on the basis of their value in use. Its value in use was established using a pre-tax discount rate of 7.6%.

Muskegon mill

The Muskegon mill produced pulp, printing and writing paper and formed part of Sappi Fine Paper North America. Due to continued losses a decision was made to mothball the Pulp mill and close Paper Machine number 4 which led to the recognition of an impairment charge of US$183 million. The recoverable amount of the relevant assets has been determined on the basis of fair value less costs to sell.

11.          PLANTATIONS

	2006	2005
	US$ million
Fair value of plantations at beginning of year	604	548
Gains arising from growth*	70	61
Fire, hazardous weather and other damages	—	(3)
Gains arising from fair value changes	34	60
Harvesting—agriculture produce (fellings)	(74)	(66)
Translation difference	(114)	4
Fair value of plantations at end of year	520	604

*                    Includes transfers to inventory

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

11.          PLANTATIONS (Continued)

Sappi manages the establishment, maintenance and harvesting of its plantations on a compartmentalised basis. These comprise pulpwood and sawlogs and are managed in such a way so as to ensure that the optimum fibre balance is supplied to its paper and pulping operations in southern Africa.

Sappi owns approximately 372,000 (2005: 373,000) hectares of plantation and directly and indirectly manages a further 174,000 (2005: 168,000) hectares. 398,000 (2005: 395,000) hectares of this land is forested with approximately 38,247,563 (2005: 38,885,000) standing tons of timber.

12.          DEFERRED TAXATION

	2006		2005
	Assets	Liabilities	Assets	Liabilities
	US$ million
Current:
Other liabilities, accruals and prepayments	(55)	12	(34)	23
Inventory	8	(4)	1	(3)
Current deferred taxation (liability) asset	(47)	8	(33)	20
Non-current:
USA alternative minimum taxation credit carry forward	11	—	12	—
Unutilised Secondary Tax on Companies (STC) credits(1)	18	—	31	—
Taxation loss carry forward	576	30	506	18
Property, plant and equipment	(168)	(237)	(173)	(258)
Plantations	(11)	(133)	(14)	(162)
Other non-current assets	35	—	31	—
Other non-current liabilities	(21)	(4)	(13)	32
Non-current deferred taxation asset (liability)	440	(344)	380	(370)
Sub total	393	(336)	347	(350)
Deferred taxation assets not recognised	(319)	—	(277)	(17)
Total deferred taxation asset (liability)	74	(336)	70	(367)

(1)                 Refer note 6 ‘Taxation benefit’ for the definition of the term.

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

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

12.   DEFERRED TAXATION (Continued)

Unrecognised deferred taxation assets

The unrecognised deferred taxation assets relate to the following:

	2006	2005
	US$ million
Deductible temporary differences	65	72
Taxation losses	254	222
	319	294

The unrecognised deferred taxation assets are split as follows by country of origin:

	2006	2005
	US$ million
Belgium	6	16
United Kingdom	69	67
United States of America	198	171
Swaziland	22	36
Austria	24	4
	319	294

The unrecognised taxation losses for the United States of America expire in 2021 to 2026. The remaining unrecognised taxation losses do not have an expiry date as at September 2006.

The following table shows the movement in the unrecognised deferred taxation assets for the year

	2006	2005
	US$million
Balance at beginning of year	(294)	(101)
Unrecognised deferred taxation assets originating during the current year	(25)	(177)
Rate adjustments	—	1
Transfer from current taxation	—	(19)
Movement in foreign exchange rates	—	2
Balance at end of year	(319)	(294)

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

12.   DEFERRED TAXATION (Continued)

Reconciliation of deferred taxation

	2006	2005
	US$ million
Deferred taxation balances at beginning of year
Deferred taxation assets	70	140
Deferred taxation liabilities	(367)	(416)
	(297)	(276)
Deferred taxation release for the year (refer to note 6)	5	37
Current:
Other liabilities, accruals and prepayments	(24)	18
Inventory	8	—
Non-current:
USA alternative minimum taxation credit carry forward	(1)	(3)
Utilisation of Secondary Tax on Companies (STC) credits	(9)	(8)
Taxation loss carry forward	79	97
Property, plant and equipment	7	68
Plantations	(1)	(13)
Other non-current assets	5	(4)
Other non-current liabilities	(29)	(11)
Deferred taxation assets not recognised	(30)	(107)
Amounts recorded directly against equity*	(13)	(51)
Transfer from current taxation	—	(19)
Rate adjustment	1	13
Translation differences	42	(1)
Deferred taxation balances at end of year	(262)	(297)
Deferred taxation assets	74	70
Deferred taxation liabilities	(336)	(367)

*       Includes utilisation of previously unrecognised deferred taxation assets of US$5 million (2005: deferred taxation assets not recognised of US$70 million)

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

13.          GOODWILL AND INTANGIBLE ASSETS

	2006				2005
	Goodwill	Licence fees	Patents	Total	Goodwill	Licence fees	Patents	Total
	US$ million
Cost net of accumulated amortisation and impairment at beginning of year	4	2	3	9	4	2	5	11
Amortisation	—	—	(2)	(2)	—	—	(2)	(2)
Translation difference	—	1	—	1	—	—	—	—
	4	3	1	8	4	2	3	9
Cost (gross carrying amount)	4	3	21	28	4	2	21	27
Accumulated amortisation and impairment	—	—	(20)	(20)	—	—	(18)	(18)
Net carrying amount	4	3	1	8	4	2	3	9

14.          EQUITY INVESTMENTS

	2006	2005
	US$ million
Cost of equity investments	104	102
Share of post-acquisition (loss) profit, net of dividends received	(1)	2
Foreign currency translation effect	—	1
	103	105
Summarised financial information in respect of the Group’s equity investments is set out below:
Total assets	564	549
Total liabilities	315	299
Net assets	249	250
Group’s share of equity investments net assets	103	105
Sales	331	154
(Loss) profit for the period	(4)	3
Group’s share of equity investments’ (loss) profit for the period	(1)	2

Joint ventures and associates*

Jiangxi Chenming

During the 2005 year Sappi acquired 34% of Jiangxi Chenming Paper Company Limited (“Jiangxi Chenming”) in a joint venture arrangement. Jiangxi Chenming is established in the People’s Republic of

*       Where the year ends of joint ventures and associates are different to Sappi’s, the management accounts are used for the periods to Sappi’s year end.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

14.   EQUITY INVESTMENTS (Continued)

China and is principally engaged in the manufacturing and sales of paper and paper products. The financial statements of Jiangxi Chenming are to the 31 December of each year which was the reporting date when the company was established. The last audited financials were to the 31 December 2005.

Umkomaas Lignin (Pty) Ltd

Joint venture agreement between Sappi and Borregaard for the construction and operation of a lignin plant at Umkomaas and the development, production and sale of products based on lignosulphates in order to build a sustainable lignin business. The financial statements of Umkomaas Lignin (Pty) Ltd are to the 31 December of each year which is the year end of Borregaard. The last audited financials were to the 31 December 2005.

Sapin S.A.

A joint venture agreement for the buying and selling of wood and wood chips to Sappi and other paper manufacturers. The financial statements of Sapin S.A. are to the 31 December of each year which is the year end of Sapin S.A. The last audited financials were to the 31 December 2005.

VOF Warmtekracht

A Joint venture agreement between Sappi and Essent for a co-generation electricity and steam producing plant. The financial statements of VOF Warmtekracht are to the 31 December of each year which is the year end of VOF Warmtekracht. The last audited financials were to the 31 December 2004.

Timber IV

In 1998, our interests in timberlands located in Maine and certain equipment and machinery were sold to a third party timber company, Plum Creek Timberlands LLP, in exchange for cash of US$3 million and three promissory notes receivable in the aggregate amount of $171 million. In 1999, Sappi contributed these promissory notes to a special purpose entity (“SPE”). The promissory notes were pledged as collateral for the SPE to issue bonds to investors in the amount of US$156 million. In 2001, Sappi contributed its interest in the SPE to a limited liability company in exchange for 90% of the outstanding limited liability membership interest. All voting control of the limited liability company is controlled by an unrelated investor that has significant capital at risk and therefore has not been consolidated by Sappi in its financial statements.

The SPE may not be liquidated prior to repayment of the bonds it issued, which mature in three tranches on February 11, 2007, February 11, 2009, and February 11, 2011. Sappi may not redeem its investment in the SPE (via its ownership interest in the limited liability company) prior to complete repayment of the bonds issued by the SPE and our investment has a subordinate interest to the payment of the outstanding bonds. We have not guaranteed the obligations of the SPE and the holders of the notes payable issued by the SPE have no recourse to us.

The SPE is bankruptcy remote and serves to protect the investors in the notes from any credit risk relating to Sappi Limited by isolating cash flows from the Plum Creek notes receivable. The structure was set up to raise funding using the promissory notes as collateral in a manner that would not result in either

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

14.   EQUITY INVESTMENTS (Continued)

debt or the Plum Creek Timberlands LLP notes being reflected on balance sheet. This would not be the case if we monetised the promissory notes through an issuance of secured notes directly or by an entity that was required to be consolidated in our financial statements under the applicable accounting principles.

The financial statements of Timber IV are to the 31 December of each year which is the year end of our associate. The last audited financials were to the 31 December 2005.

15.          OTHER NON-CURRENT ASSETS

	2006	2005
	US$ million
Loans to the Sappi Limited Share Incentive Trust participants	8	12
Financial assets	31	34
Post-employment benefits—pension asset (refer note 28)	18	—
Other loans	4	4
	61	50

Details of investments are available at the registered offices of the respective companies

16.          INVENTORIES

	2006	2005
	US$ million
Raw materials	138	150
Work in progress	53	58
Finished goods	346	346
Consumable stores and spares	162	157
	699	711

Included in the above are raw materials of US$12 million (September 2005: US$11 million), work in progress of US$9 million (September 2005: US$17 million), finished goods of US$47 million (September 2005: US$94 million) and consumable stores of US$98 million (September 2005: US$85 million) which have been written down to net realisable value. An amount of US$1 million (September 2005: US$2 million) in respect of the finished goods inventory write-down for the prior year was reversed in the current year.

The cost of inventories recognised as an expense and included in cost of sales amounted to US$3 788 million (September 2005: US$3 840 million).

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

17.          TRADE AND OTHER RECEIVABLES

	2006	2005
	US$ million
Trade accounts receivable, gross	497	479
Provision for impairment	(17)	(17)
Trade accounts receivable, net	480	462
Prepayments and other receivables	93	100
	573	562

Prepayments and other receivables primarily represent prepaid insurance and other sundry receivables.

An allowance has been made for estimated irrecoverable amounts from the sale of goods of US$17 million (2005: US$17 million). This allowance has been determined by reference to past default experience.

The directors consider that the carrying amount of trade and other receivables approximates their fair value.

Trade Receivables Securitisation

To improve our cash flows in a cost-effective manner, we sell between 86% and 99% of our eligible trade receivables on a non-recourse basis to special purpose entities (“SPEs”) that are owned and controlled by third party financial institutions. These SPEs are funded in the commercial paper market and are not limited to transactions with us but securitise assets on behalf of their sponsors for a diverse range of unrelated parties. We have a servicing agreement with the entities acquiring our receivables, acting as agent for the collection of cash and administration of the trade receivables sold.

Sappi sells the majority of its ZAR receivables to a SPE that is managed by Rand Merchant Bank, that issues commercial paper to finance the purchase of the receivables. Sappi retains a small proportion of the credit risk attached to each underlying receivable. Sappi is responsible for the collection of all amounts that are due from the customer. The purchase price of these receivables is adjusted dependant on the timing of the payment received for the client. The rate of discounting that is charged on the receivables is JIBAR (Johannesburg Inter Bank Asking Rate) plus 93 basis points spread. This structure is currently treated as an off balance sheet arrangement.

We have no obligation to repurchase any receivables which may default and do not guarantee the recoverability of any amounts over and above the first tier loss provisions. The total amount of trade receivables sold at the end of September 2006 amounted to US$107 million (September 2005: US$129 million). Details of the securitisation programme at the end of fiscal 2006 and 2005 are disclosed in the tables below.

If this securitisation facility was to be terminated, we would discontinue further sales of trade receivables and would not incur any losses in respect of receivables previously sold in excess of our first tier loss amounts. There are a number of events which may trigger termination of the facility, amongst others, an unacceptable amount of defaults; terms and conditions of the agreements not being met; or breaches of

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

17.   TRADE AND OTHER RECEIVABLES (Continued)

various credit insurance ratios (not applicable to all programs). The impact on liquidity varies according to the terms of the agreement; generally however, future trade receivables would be recorded on balance sheet until a replacement agreement was entered into.

Details of the securitisation facility at September are set out below:

Bank	Currency	Value	Facility	Discount charges
2006
Rand Merchant Bank	ZAR	ZAR828 million	Unlimited*	Linked to 3 month JIBAR
2005
Rand Merchant Bank	ZAR	ZAR822 million	Unlimited *	Linked to 3 month JIBAR

*                    The facility in respect of the securitisation facility is unlimited, but subject to the sale of qualifying receivables to the SPE.

Details of the on-balance sheet securitisation facilities are described in note 21.

(Refer note 31 for further details on credit risk.)

18.          Ordinary share capital and share premium

	2006	2005
	US$ million
Authorised share capital:
325,000,000 (September 2005: 325,000,000) shares of ZAR1 each
Issued share capital:
239,071,892 (September 2005: 239,071,892) shares of ZAR1 each	29	35
Share premium	686	832
	715	867

Included in the issued ordinary shares above are 12,077,861 (September 2005: 13,201,014) shares held as treasury shares by group entities, including the Sappi Limited Share Incentive Trust (the “Trust”). These may be utilised to meet the requirements of the Trust.

	Number of shares
	2006	2005
The movement in the number of treasury shares is set out in the table below:
Treasury shares at beginning of year (including Trust shares)	13,201,014	12,580,506
Share buy-backs	—	1,250,000
Treasury shares issued to participants of the Trust	(1,123,153)	(629,492)
Treasury shares at end of year	12,077,861	13,201,014

Under the authority granted at the annual general meeting of the company’s shareholders held on 6 March 2006, the company’s directors were authorised to issue the balance of unissued shares to such person or persons on such terms and conditions as they may determine. The authority expires at the next annual general meeting, unless renewed thereat.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

18.   Ordinary share capital and share premium (Continued)

Sappi has a general authority to purchase its shares up to a maximum of 10% of the issued ordinary share capital in any one financial year. This is in terms of the annual general meeting of shareholders on 06 March 2006. The general authority is subject to the Listings Requirements of the JSE Limited and the Companies Act No 61 of 1973 of South Africa, as amended.

Included in the 85,928,108 unissued shares and in the 239,071,892 issued shares are a total of 19,000,000 shares which may be used to meet the requirements of the Sappi Limited Share Incentive Trust (“the Trust”) and/or The Sappi Limited Performance Share Incentive Plan (“the Plan”).  In terms of the rules of the Trust and the Plan the maximum number of shares which may be acquired in aggregate by the Trust and/or the Plan and allocated to participants of the Trust and/or the Plan from time to time is 19,000,000 shares.  Sappi is obliged to reserve and keep available at all times out of its authorised but unissued share capital such number of shares (together with any Treasury shares held by Sappi subsidiaries which may be used for the purposes of the Trust and/or the Plan) as shall then be required in terms of the Trust and/or the Plan. Authority to use treasury shares for the purposes of the Trust and/or the Plan was granted by shareholders at the annual general meeting held on 06 March 2006.

Since March 1994, 7,347,868 (September 2005: 6,957,150) shares have been allocated to the Trust participants and paid for and 7,969,312 (September 2005: 9,762,152) shares have been allocated to the Trust participants and not yet paid for. In terms of the Plan, 2,174,400 shares have been allocated and remain unpaid for to the Plan participants.

Shares allocated and accepted more than ten years ago are added back to the number of shares that the Trust and/or the Plan may acquire.

The net after tax loss on sale of treasury shares to participants written off against share premium for September 2006 was US$2 million (September 2005: US$2 million).

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

19.          Reconciliation of changes in equity

Number of ordinary shares	Ordinary share capital	Share premium	Ordinary share capital and share premium	Non-distributable reserves	Hedging reserve	Foreign Currency Translation reserve	Retained earnings	Total
US$ million
Balance—September 2004—as reported	226.9	35	836	871	123	(1)	244	920	2,157
IFRS adoption	—	—	—	—	10	1	(244)	26	(207)
Balance—September 2004	226.9	35	836	871	133	—	—	946	1,950
Transfer to/from distributable reserves**	—	—	—	—	(44)	—	—	44	—
Share-based payment	—	—	—	—	10	—	—	—	10
Share buybacks less transfers to Sappi Limited Share Incentive Trust	(1.0)	—	(14)	(14)	—	—	—	—	(14)
Total recognised income (expense)	—	—	10	10	(4)	—	2	(297)	(289)
Dividends—US$0.29 per share*	—	—	—	—	—	—	—	(68)	(68)
Balance—September 2005	225.9	35	832	867	95	—	2	625	1,589
Transfer to/from distributable reserves	—	—	—	—	5	—	—	(5)	—
Share-based payments	—	—	—	—	6	—	—	—	6
Share buybacks less transfers to Sappi Limited Share Incentive Trust	—	—	5	5	—	—	—	—	5
Total recognised income (expense)	—	(6)	(151)	(157)	3	—	(35)	43	(146)
Dividends—US$0.30 per share*	—	—	—	—	—	—	—	(68)	(68)
Balance—September 2006	225.9	29	686	715	109	—	(33)	595	1,386
Note reference:				18	20

*                    Dividends relate to the previous financial year’s earnings but were declared subsequent to year-end.

**             The transfer between reserves was previously reflected as US$98 million. This has reduced to US$44 million as a result of the FCTR having been reduced to zero at October 2004 upon adoption of IFRS.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

20.          Non-distributable reserves

	2006	2005
	US$ million
Reduction in capital arising from the transfer of share premium under a special resolution dated 14 April 1975	1	1
Capitalisation of distributable reserves	13	12
Legal reserves in subsidiaries	71	62
Share-based payment reserve	24	20
	109	95

	2006					2005
	Capital reduction	Capitalisation reserve	Legal reserves	Share based payment reserve	Total	Capital reduction	Capitalisation reserve	Legal reserves	Share based payment reserve	Total
Opening balance	1	12	62	20	95	1	41	81	10	133
Transfer from retained income	—	—	5	—	5	—	—	—	—	—
Release to retained income	—	—	—	—	—	—	(28)	(16)	—	(44)
Share-based payment expense	—	—	—	6	6	—	—	—	10	10
Translation difference	—	1	4	(2)	3	—	(1)	(3)	—	(4)
	1	13	71	24	109	1	12	62	20	95

The amounts recorded as “Capitalisation of distributable reserves” and “Legal reserves in subsidiaries” represent equity of the company that is not available for distribution as a result of appropriations of equity by subsidiaries and legal requirements, respectively.

21.          Interest-bearing borrowings

	2006	2005
	US$ million
Secured borrowings
- Mortgage and pledge over trade receivables and certain assets (refer note 25 for details of encumbered assets)	459	483
- Capitalised lease liabilities (refer note 31 for details of encumbered assets)	42	75
Total secured borrowings	501	558
Unsecured borrowings	1,827	1,658
Total borrowings (refer note 31)	2,328	2,216
Less: Current portion included in current liabilities	694	616
	1,634	1,600

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

21.   Interest-bearing borrowings (Continued)

The repayment profile of the interest-bearing borrowings is as follows:

	2006	2005
	US$ million
Payable in the year ended September:
2006	—	616
2007*	694	141
2008	66	65
2009	10	11
2010	62	67
2011 (September 2005: Thereafter)	553	1,316
Thereafter	943	—
	2,328	2,216

*                    Included in the US$694 million reflected as payable in 2007 is US$347 million debt relating to securitisation funding which has the character of a revolving facility.

Capitalised lease liabilities

Finance leases are primarily for plant and equipment. Lease terms generally range from 5 to 10 years with options to make early settlements or renew at varying terms. At the time of entering into capital lease agreements, the commitments are recorded at their present value using applicable interest rates. As of September 2006, the aggregate amounts of minimum lease payments and the related imputed interest under capitalised lease contracts payable in each of the next five financial years and thereafter are as follows:

	2006			2005
	Minimum Lease Payments	Interest	Present value of minimum lease payments	Present value of minimum lease payments
Payable in the year ended September:
2006	—	—	—	29
2007	11	(4)	7	9
2008	11	(4)	7	10
2009	10	(3)	7	1
2010	4	(2)	2	2
2011 (September 2005: Thereafter)	4	(2)	2	24
Thereafter	21	(4)	17	—
Total future minimum lease payments	61	(19)	42	75

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

21.   Interest-bearing borrowings (Continued)

Set out below are details of the more significant non-current interest-bearing borrowings in the group at September 2006.

	Currency	Interest rate(10)	Principal amount outstanding	Balance sheet value	Security / Cession	Expiry	Financial covenants
Redeemable bonds
Public bond	US$	Variable(7)	US$500 million	US$460 million(2, 3, 6)	Unsecured	June 2012	No financial covenants
Public bond	US$	Variable(7)	US$250 million	US$226 million(2, 3, 6)	Unsecured	June 2032	No financial covenants
Town of Skowhegan	US$	Variable(7)	US$35 million	US$32 million(6)	Land and Buildings	October 2015	No financial covenants
Town of Skowhegan	US$	Variable(7)	US$28 million	US$26 million(6)	Land and Buildings	November 2013	No financial covenants
Michigan Strategic Fund and City of Westbrook	US$	Variable(7)	US$44 million	US$41 million(6)	Land and Buildings	January 2022	No financial covenants
Public bond	ZAR	Variable	ZAR 1 billion	ZAR 1 billion	Unsecured	June 2013	No financial covenants
Secured loans
State Street Bank(11)	EUR	Variable	EUR157 million	EUR157 million	Trade receivables ceded	October 2006	No financial covenants
State Street Bank(11)	US$	Variable	US$75 million	US$75 million	Trade receivables ceded	October 2006	No financial covenants
State Street Bank(11)	US$	Variable	US$72 million	US$72 million	Trade receivables ceded	October 2006	No financial covenants
Capitalised leases
Standard Bank	ZAR	Fixed	ZAR131 million	ZAR131 million(1)	Plant & Equipment	September 2008	No financial covenants
Rand Merchant Bank	ZAR	Fixed	ZAR178 million	ZAR178 million(1)	Buildings	September 2015	No financial covenants

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

21.   Interest-bearing borrowings (Continued)

	Currency	Interest rate(10)	Principal amount outstanding	Balance sheet value	Security / Cession	Expiry	Financial covenants
Unsecured bank term loans
Österreichische Kontrollbank	EUR	Fixed	EUR70 million	EUR70 million(1, 8)		December 2006	Net finance cost cover ratio and debt to total capitalisation ratio(5)
Österreichische Kontrollbank	EUR	Variable	EUR58 million	EUR58 million(1, 8)		December 2006	Net finance cost cover ratio and debt to total capitalisation ratio(5)
Österreichische Kontrollbank	EUR	Fixed	EUR400 million	EUR397 million(6, 8)		December 2010	Net finance cost cover ratio and debt to total capitalisation ratio(5)
ABN AMRO	EUR	Fixed	EUR28 million	EUR28 million(6, 8)		October 2006	No financial covenants
Österreichische Kontrollbank	USD	Fixed	US$16 million	US$16 million(6, 8)		March 2007	No financial covenants
Österreichische Kontrollbank	USD	Fixed	US$38 million	US$38 million(6, 8)		June 2010	No financial covenants
Österreichische Kontrollbank	USD	Variable	US$132 million	US$132 million(6, 8)		December 2006	No financial covenants
Commercial Paper	ZAR	Variable	ZAR196 million	ZAR196 million(9)		November 2006	No financial covenants
Nedbank	ZAR	Fixed	ZAR348 million	ZAR348 million(1)		January 2011	No financial covenants
Decillion	ZAR	Fixed	ZAR143 million	ZAR143 million(1)		March 2010	No financial covenants
Calyon	ZAR	Variable	ZAR143 million	ZAR143 million(1)		October 2009	Net finance cost cover and debt to total capitalisation ratio(4)

(1)                The value outstanding equals the total facility available.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

21.   Interest-bearing borrowings (Continued)

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

(4)                The financial covenant relates to the financial position of Sappi Manufacturing, a wholly owned subsidiary of Sappi Limited.

(5)                Financial covenants relate to the Sappi Limited Group.

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

(10)           The nature of the variable rates for the group bonds is explained in note 31 to the financial statements. The nature of the interest rates is determined with reference to the underlying economic hedging instrument.

(11)           Trade receivables have been securitised for the amounts outstanding.

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

At September 2006 and 2005, none of the bank covenants restrictions had been breached.

Sappi Ltd and Sappi Manufacturing must abide by certain financial covenants. The proportionate share of restricted net assets in the consolidated subsidiaries as at September 2006 is US$1,138 million (2005: US$895million).

Financial instruments and other loans

The group has financial instruments and other loans with various banks, expiry dates and security, in various currencies at fixed and variable interest rates for amounts totalling US$35 million.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

21.   Interest-bearing borrowings (Continued)

Borrowing facilities secured by trade receivables

Sappi Fine Paper North America

Sappi sells the majority of its US$ receivables to Galleon Capital LLC on a non-recourse basis. Credit enhancement is calculated by adding up the maximum exposure of 3 % of the top four obligors, ie. 12% (plus dilution reserve plus interest cost reserve). In addition, excess concentrations are covered with a letter of credit in favour of Galleon Capital LLC. Sappi is responsible for the collection of all amounts that are due from the customer. The rate of discounting that is charged on the receivables is LIBOR (London Inter Bank Offer Rate) plus 34 basis points.

Sappi Fine Paper Europe

Sappi sells the majority of its EUR denominated receivables to a SPE that is managed by State Street Bank. State Street then on sells these receivables to Galleon Capital LLC on a non-recourse basis. A letter of credit has been issued by Sappi to Galleon Capital LLC which guarantees in the event of default by a customer. The discounting fee payable to State Street is 14%. Sappi is responsible for the collection of all amounts that are due from the customer. The rate of discounting that is charged on the receivables is EURIBOR (European Inter Bank Offer Rate) plus 36 basis points.

Sappi Trading

Sappi sells the majority of its US$ denominated receivables to a SPE that is managed by State Street Bank. State Street then on sells these receivables to Galleon Capital LLC on a non-recourse basis. A letter of credit has been issued by Sappi to Galleon Capital LLC which guarantees in the event of default by a customer. The discounting fee payable to State Street is 14%. Sappi is responsible for the collection of all amounts that are due from the customer. The rate of discounting that is charged on the receivables is LIBOR (London Inter Bank Offer Rate) plus 42 basis points.

Committed facilities

	Currency	Interest rate	2006	2005
			US$ million
Commercial Paper*	ZAR	Variable (JIBAR)	26	31
Syndicated loan**	EUR	Variable (EURIBOR)	628	722
			654	753

*                    Commercial paper program sponsered by Investec for a committed liquidity facility of ZAR200 million for each further issue. The remainder of the unutilised portion of the total ZAR1 billion facility has been included under uncommitted facilities disclosed below.

**             Syndicated loan with a consortium of banks with BNP Paribas as agent with a total revolving facility available of EUR600 million, which are subject to net finance cost cover and debt to total capitalisation ratio financial covenants which relate to the Sappi Limited Group.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

21.   Interest-bearing borrowings (Continued)

Uncommitted facilities

Geographic region	Currency	Interest rate	2006	2005
Southern Africa	ZAR	Variable (JIBAR)	108	319
Europe	EUR	Variable (EURIBOR)	187	72
Europe	USD	Variable (LIBOR)	120	85
			415	476

Fair value

The fair value of all interest bearing borrowing has been disclosed in note 31 on financial instruments.

22.   OTHER NON-CURRENT LIABILITIES

	2006	2005
	US$ million
Post-employment benefits—pension liability (refer note 28)	246	343
Post-employment benefits other than pension liability (refer note 29)	166	174
Long-term employee benefits	9	8
Workmen’s compensation	6	1
Long service awards	17	15
Land restoration obligation	15	16
Deferred income	2	11
Other	11	9
	472	577

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

23.          PROVISIONS

Summary of provisions:

	2006	2005
	US$ million
Restructuring provisions	41	15
Purchase accounting provisions	—	—
Other provisions
Balance at beginning of year	5	18
Increase in provisions	1	—
Released during the year	(1)	(7)
Transfer to accruals	(1)	(4)
Translation effect	—	(2)
Balance at end of year	4	5
Balance at September 2006*	45	20

*                    These are all current liabilities

The following is an analysis of other provisions:
Environmental costs	—	1
General liability	1	—
Claims relating to minority buy-out	—	1
Disputes	1	1
Sundry	2	2
	4	5

	Severance,
	retrenchment &	Lease cancellation &	Other	Total
	related costs	penalty costs	restructuring	restructuring
	US$ million
Restructuring provisions
Balance at September 2004	4	1	5	10
Increase in provisions	14	2	—	16
Utilised	(5)	(2)	—	(7)
Released during the year	(1)	—	—	(1)
Translation effect	1	—	(4)	(3)
Balance at September 2005*	13	1	1	15
Increase in provisions	43	—	2	45
Utilised	(13)	(1)	(2)	(16)
Released during the year	(4)	—	—	(4)
Translation effect	1	—	—	1
Balance at September 2006*	40	—	1	41

*                     These are all current liabilities

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

23.   PROVISIONS (Continued)

September 2006 Restructuring Plans

Sappi Fine Paper North America

Muskegon Mill:   During the financial year ended September 2005, Sappi Fine Paper North America announced the shutdown of one its coated paper machines and closure and mothball of the pulp mill. The restructuring plan was expected to affect 362 Muskegon mill employees and the remaining severance and other exist costs at September 2005 amounted to approximately US$12 million. During fiscal year 2006, the total number of people expected to be impacted by this plan was reduced to 345 of which 322 had been impacted by the end of the year. An amount of US$8 million was utilized to provide for severance and other exit and mothball activities and US$3 million was reversed for provisions no longer required for these obligations. As a result, the balance remaining in respect of these severance and related costs amounted to approximately US$1 million.

Regional head office:   During the financial year ended September 2005, in conjunction with the announced closure of a paper machine and the pulp mill at Muskegon Mill Sappi Fine Paper North America announced the restructuring of certain regional head office activities. This plan was expected to impact 41 employees and the remaining severance and other related costs at September 2005 amounted to US$1 million. During fiscal year 2006, the total number of people expected to be impacted by this plan was reduced to 32 of which 31 had been impacted by the end of the year (1 individual expected to retire under the plan). The remaining balance for severance and other costs was fully utilized.

In conjunction with the announced closure of coated assets at the Westbrook Mill during the fiscal year ended September 2004, Sappi Fine Paper North America announced the restructuring of certain regional head office activities. The total number of people impacted by this plan at September 2006 was reduced from 85 to 72. At September 2006, all 72 employees have been separated from Sappi Fine Paper North America and the remaining amounts for severance and related costs utilized.

Sappi Fine Paper Europe

Sappi Fine Paper Europe:   During the financial year ended September 2006, Sappi Fine Paper Europe announced a major restructuring of its European operations. The restructuring plan was expected to affect approximately 650 Sappi Fine Paper Europe  employees and the remaining severance and other exit costs at September 2006 amounted to approximately US$40 million. The major part of the restructuring is expected to be completed within a period of a year.

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
for the year ended September 2006

23.   PROVISIONS (Continued)

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
for the year ended September 2006

 24.1 Cash generated from operations

	2006	2005
	US$ million
Loss after taxation per income statement	(4)	(184)
Adjustment for:
- Depreciation	390	422
- Fellings	74	66
- Amortisation	2	2
- Taxation benefit	(1)	(5)
- Net finance costs	130	80
- Other asset impairments and machine and mill closure costs	(14)	232
- Fair value adjustment gains and growth on plantations	(104)	(118)
- Other non-cash items	(9)	74
	464	569

24.2 Increase in working capital

	2006	2005
	US$ million
(Increase) decrease in inventories	(3)	3
(Increase) decrease in receivables	(3)	62
Decrease in payables	(11)	(95)
	(17)	(30)

24.3 Finance cost paid

	2006	2005
	US$ million
Gross interest and other finance costs	(162)	(161)
Net foreign exchange gains	7	5
Net (loss) gain on marking to market of financial instruments	(3)	39
Non-cash movements included in items above	(6)	(45)
	(164)	(162)

24.4 Taxation paid

	2006	2005
	US$ million
Amounts unpaid at beginning of year	(120)	(136)
Translation effects	9	(1)
Amounts charged to the income statement	(5)	(45)
Reversal of non-cash movements	2	19
Amounts unpaid at end of year	101	120
Cash amounts paid	(13)	(43)

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

24.5 Replacement of non-current assets

	2006	2005
	US$ million
Property, plant and equipment	(160)	(183)
Plantations	—	—
	(160)	(183)

24.6 Proceeds on disposal of non-current assets

	2006	2005
	US$ million
Book value of property, plant and equipment disposed of	2	15
Profit (loss) on disposal	2	(10)
	4	5

24.7 Cash and cash equivalents

	2006	2005
	US$ million
Cash and deposits on call	218	361
Money market instruments	6	6
	224	367

Cash and cash equivalents include restricted cash of US$ nil (September 2005: US$83 million)

25.          ENCUMBERED ASSETS

Suspensive sale agreements are instalment sale agreements which the group has entered into in  respect of certain property, plant and equipment and the assets purchased are encumbered as security for the outstanding liability until such time as the liability is discharged.

In addition, the group uses a substantial portion of the plant and machinery at its Cloquet Mill in  terms of  a capitalised lease. The group has the right to acquire full ownership of these assets at  the end of the lease term at the fair market value. Early termination of the lease may occur under three different scenarios; namely, under Scenario A payment would be made by Sappi as a result of the following events: voluntary early termination, termination due to default and total loss of plant and equipment without substitution; under Scenario B payment would be made by Sappi as a result of changes in statute rendering the agreement illegal  or unenforceable; and under Scenario C the lease naturally expires or early termination is triggered by the lessor.  As at September 2006 the termination value of this lease is approximately US$11 million (September 2005: US$11 million).

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

25.   ENCUMBERED ASSETS (Continued)

The book values of assets which are mortgaged, hypothecated or subject to a pledge as security for borrowings, subject to third party ownership in terms of capitalised leases or suspensive sale agreements are as follows:

	2006	2005
	US$ million
Land and buildings	166	164
Plant and equipment	377	387
	543	551

(Refer to note 10 for details on property, plant and equipment)

26.          COMMITMENTS

	2006	2005
	US$ million
Capital commitments
Contracted but not provided	294	115
Approved but not contracted	255	198
	549	313

The capital expenditure will be financed by funds generated by the business, existing cash resources and borrowing facilities available to the Group.

Lease commitments

Future minimum obligations under operating leases:

	2006	2005
	US$ million
Payable in the year ended September:
2006	—	50
2007	54	40
2008	43	33
2009	34	25
2010	24	22
2011 (September 2005: Thereafter)	21	55
2012 (September 2006: Thereafter)	59	—
	235	225

Future minimum obligations under operating leases include the following two significant arrangements:

Sale and Lease Back of the Somerset Paper Machine:   In 1997 we sold one of our paper machines at our Somerset Mill for US$150 million and entered into a leaseback arrangement. This transaction

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

26.   COMMITMENTS (Continued)

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

27.          Contingent liabilities

	2006	2005
	US$ million
Guarantees and suretyships	52	52
Other contingent liabilities	11	11

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
for the year ended September 2006

28.          Post-employment benefits—pensions

Defined contribution plans

The group operates a number of defined contribution retirement benefit plans covering all qualifying employees. The assets of the schemes are held separately from those of the group in funds  under the control of trustees.

The total cost charged to the income statement of US$10 million (September 2005: US$16 million) represents contributions payable to these schemes by the group based on the rates specified in the rules of these schemes. As at September 2006 and September 2005 no contributions were due in respect of the current reporting period that had not yet been paid over to the schemes.

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

Group companies have no other significant post-employment benefit liabilities except for the health care benefits provided to persons in the United States and in South Africa (refer note 29).

All pension obligations were measured at the end of September. The South African and North American plan assets were also measured at the end of September. The United Kingdom and European plan assets were measured in August and projected to September. There were no material changes or other changes in circumstances up to balance sheet date.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

28.          POST-EMPLOYMENT BENEFITS—PENSIONS (Continued)

	2006				2005
	Southern Africa	United Kingdom	Europe	North America	Southern Africa	United Kingdom	Europe	North America
	US$ million
Change in present value of defined benefit obligation
Defined benefit obligations at beginning of year	301	222	624	442	269	178	559	420
Current service cost	9	3	13	7	14	2	13	11
Past service cost	—	—	(7)	9	1	—	—	—
Interest cost	23	11	23	23	25	10	26	23
Plan participants’ contribution	5	1	—	—	—	1	—	—
Actuarial (gain) loss experience	—	(2)	(8)	3	(3)	7	1	—
Actuarial loss (gain) assumptions	6	(6)	(59)	(7)	18	36	68	7
(Gain) loss on curtailment and settlement	(13)	—	1	(18)	—	—	—	1
Acquisitions	—	—	—	—	—	—	1	—
Benefits paid	(19)	(9)	(32)	(21)	(26)	(7)	(27)	(20)
Translation difference	(56)	14	30	—	3	(5)	(17)	—
Defined benefit obligation at end of year	256	234	585	438	301	222	624	442
Present value of wholly unfunded obligations	—	—	125	5	—	—	130	7
Present value of wholly and partly funded obligations	256	234	458	433	301	222	494	436
Accumulated benefit obligation at the end of year	182	234	541	434	302	221	565	417
Change in fair value of plan assets
Fair value of plan assets at beginning of year	306	170	457	289	254	150	422	255
Expected return on plan assets	28	10	24	24	27	8	23	22
Actuarial gain (loss) on plan assets experience	35	7	(18)	3	31	18	23	12
Employer contribution	13	4	9	34	13	4	27	22
Additional employer contribution	—	1	—	—	—	1	—	—
Plan participants’ contribution	5	1	—	—	5	1	—	—
Benefits paid	(19)	(9)	(32)	(21)	(26)	(7)	(27)	(20)
(Loss) gain on curtailment and settlement	(10)	—	1	—	—	—	—	(2)
Translation difference	(63)	11	25	—	2	(5)	(11)	—
Fair value of plan assets at end of year	295	195	466	329	306	170	457	289
Surplus (Deficit)	39	(39)	(119)	(109)	5	(52)	(167)	(153)
Unrecognised past service cost	—	—	—	2	—	—	(4)	—
Pension asset surplus restriction	(41)	—	—	—	(6)	—	—	—
Recognised pension plan liability	(2)	(39)	(119)	(107)	(1)	(52)	(171)	(153)
Net recognised pension liability				(267)				(377)

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

28.          POST-EMPLOYMENT BENEFITS—PENSIONS (Continued)

	2006				2005
	Southern Africa	United Kingdom	Europe	North America	Southern Africa	United Kingdom	Europe	North America
	US$ million
Pension cost recognised in income statement
Current service cost	9	3	13	7	9	2	13	11
Past service cost	—	—	(7)	6	1	—	—	—
Fund administration costs	—	—	—	—	1	—	—	—
Interest cost	23	11	23	23	25	10	26	23
Expected return on plan assets	(28)	(10)	(24)	(24)	(28)	(8)	(23)	(22)
Amortisation of past service cost	—	—	(5)	—	—	—	(4)	1
(Gain) loss on curtailment and settlement	(3)	—	—	(18)	—	—	—	4
Pension cost charged to cost of sales and selling, general and administrative expenses	1	4	—	(6)	8	4	12	17

The actual return on plan assets was US$115 million (September 2005: US$164 million).

	2006				2005
	Southern Africa	United Kingdom	Europe	North America	Southern Africa	United Kingdom	Europe	North America
Amounts recognised in the statement of recognised income and expense
Actuarial gains (losses)	23	15	50	7	16	(25)	(46)	6
Pension asset surplus restriction	(43)	—	—	—	(6)	—	—	—
Cumulative amount of actuarial gains and losses recognised in the statement of recognised income and expense
Actuarial gains (losses)	(31)	(65)	(85)	(108)	(11)	(80)	(135)	(115)

Actuarial assumptions at balance sheet date:
Discount rate (%)	8.50	5.00	4.50	5.75	8.10	5.00	3.68	5.50
Compensation increase (%)	6.00	4.00	3.04	3.50	5.49	4.00	2.99	3.50
Expected long-term return on assets (%)	10.50	5.75	5.50	8.25	9.71	5.75	5.19	8.25

Actuarial assumptions used to determine pension expense:
Discount rate (%)	8.10	5.00	3.68	5.50	9.00	5.50	4.63	5.65
Compensation increase (%)	5.49	4.00	2.99	3.50	6.00	4.00	3.14	3.75
Expected long-term return on assets (%)	9.71	5.75	5.19	8.25	10.18	5.50	5.20	8.50

The discount and salary increase rates can have a significant effect on the amounts reported. To illustrate, increasing the discount and salary increase rate by 1% would decrease the projected benefit obligation by US$220 million and US$50 million respectively. Decreasing the discount and salary increase

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

28.          POST-EMPLOYMENT BENEFITS—PENSIONS (Continued)

rate by 1% would increase the projected benefit obligation by US$256 million and US$46 million respectively.

	2006	2005
	US$ million
Pension plan liability is presented on the balance sheet as follows:
Pension liability (refer note 22)	246	343
Pension fund asset (refer note 15)	(18)	—
Pension liability (included in other payables)	39	34
	267	377

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

	2006				2005
	Southern Africa	United Kingdom	Europe	North America	Southern Africa	United Kingdom	Europe	North America
	%	%	%	%	%	%	%	%
Target asset allocation by region
Equity	40-55	35.0	20.0	48.0	40-55	35.0	20.0	56.3
Debt Securities	15-30	60.0	75.0	22.0	15-30	60.0	75.0	26.3
Real Estate	—	5.0	—	—	—	5.0	—	—
Other	5-20	—	5.0	30.0	5-20	—	5.0	17.4
Actual asset allocation by region
Equity	49.0	35.0	19.0	47.6	52.2	35.0	19.0	59.2
Debt Securities	33.0	59.0	77.0	23.5	16.1	59.0	76.0	25.2
Real Estate	—	6.0	—	—	—	6.0	—	—
Other	18.0	—	4.0	28.9	31.7	—	5.0	15.6

The expected company contributions for 2007 are US$86 million.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

28.          POST-EMPLOYMENT BENEFITS—PENSIONS (Continued)

Expected benefit payments for pension benefits are as follows:

	Southern Africa	United Kingdom	Europe	North America
	US$ million
Payable in the year ending September:
2007	9	7	30	22
2008	10	8	31	22
2009	10	8	31	22
2010	11	8	32	22
2011	11	8	33	23
Years 2012 - 2015	60	45	179	132

29.          POST-EMPLOYMENT BENEFITS OTHER THAN PENSIONS

The group sponsors defined benefit post-employment plans that provide certain health care and life insurance benefits to eligible retired employees of the North American and South African operations. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of service.

Actuarial valuations of all the plans are performed annually.

The North American post-employment obligation was measured at the end of September 2006. The South African post-employment obligation was measured at the end of June 2006; no material movements occurred between this date and September in the assumptions used to determine the liability.

The following schedule provides the plans’ funded status and obligations for the group.

	2006		2005
	South Africa	North America	South Africa	North America
	US$ million
Change in present value of defined benefit obligation
Defined benefit obligations at beginning of year	69	109	61	103
Current service cost	1	3	1	3
Past service cost	—	(4)	—	—
Interest cost	5	6	6	6
Actuarial loss (gain) experience	3	(3)	3	3
Actuarial loss assumptions	—	1	1	—
Loss on curtailment and settlements	—	(3)	—	1
Benefits paid	(4)	(6)	(4)	(7)
Translation difference	(13)	—	1	—
Defined benefit obligation at end of year	61	103	69	109
Present value of wholly unfunded obligations
Deficit	(61)	(103)	(69)	(109)
Unrecognised past service cost	—	(6)	—	(3)
Recognised post-employment benefit liability	(61)	(109)	(69)	(112)
Net recognised post employment benefit liability		(170)		(181)

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

29.   POST-EMPLOYMENT BENEFITS OTHER THAN PENSIONS (Continued)

	2006		2005
	South Africa	North America	South Africa	North America
	US$ million
Post-employment benefit cost recognised in income statement
Current service cost	1	3	1	3
Interest cost	5	6	6	6
Amortisation of past service cost	—	—	—	(1)
(Gain) loss on curtailments & settlements	—	(3)	—	1
Net pension cost charged to cost of sales and selling, general and administrative expenses	6	6	7	9

	2006		2005
	South Africa	North America	South Africa	North America
	US$ million
Amounts recognised in the statement of recognised income and expense
Actuarial gains (losses)	3	2	(4)	(3)
Cumulative amount of actuarial gains and losses recognised in the statement of recognised income and expense
Actuarial gains (losses)	17	(38)	14	(40)

	2006		2005
	South Africa	North America	South Africa	North America
	%	%	%	%
Actuarial assumptions at balance sheet date:
Discount rate	8.50	5.75	8.10	5.50
Health care cost trend rates	6.50	10.00	5.60	10.00
which gradually reduce to an ultimate rate of	5.60	5.00	5.60	5.00
over a period of (years)	—	5	—	5

Actuarial assumptions used to determine net periodic benefit cost:
Discount rate	8.10	5.50	9.00	5.65
Health care cost trend rates	5.60	10.00	6.50	10.00

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

29.  POST-EMPLOYMENT BENEFITS OTHER THAN PENSIONS (Continued)

The health care cost trend rates assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-employment benefit obligation (APBO) as of September 2006 by US$13 million (September 2005: US$12 million) and the aggregate of the service and interest cost components of net periodic post-employment benefit cost for the year then ended by US$2 million (September 2005: US$1 million).

	2006	2005
	US$ million
Post-employment benefits other than penson liabilities are presented on the balance sheet as follows:
Post-employment benefits other than pension liability (refer note 22)	166	174
Post-employment benefits other than pension (included in other payables)	4	7
	170	181

The expected employer contribution for 2006 is US$16 million.

Expected benefit payments for pension benefits are as follows:

US$ million
Payable in the year ending September:
2007	13
2008	13
2009	14
2010	14
2011	14
2012 to 2016	71
139

30.  SHARE-BASED PAYMENT

The Sappi Limited Share Incentive Trust and the Sappi Limited Performance Share Incentive Plan

At the annual general meeting of shareholders held on 6 March 2006, shareholders adopted the Sappi Limited Performance Share Incentive Plan (“Plan”) in addition to the Sappi Limited Share Incentive Trust (“Trust”) which had been adopted on 2 March 2000, and fixed the aggregate number of shares which may be acquired by all participants under the Plan together with the Trust at 19,000,000 shares, which constitute 7.9% of the issued share capital of Sappi Limited.

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
for the year ended September 2006

30.  SHARE-BASED PAYMENT (Continued)

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

Certain managerial employees are eligible to participate in the Trust. The amount payable by a participant for Trust Shares, Share Options or Allocation Shares is the closing price at which shares are traded on the JSE Limited on the trading date immediately preceding the date upon which the board authorised the grant of the opportunity to acquire relevant Trust Shares, Share Options or Allocation Shares, as the case may be, to a participant. Pursuant to resolutions of the board of directors of Sappi (the “board”) passed in accordance with the rules of the Trust, Trust Shares may be released from the Trust to participants, Share Options may be exercised by participants and Allocation Shares may be delivered to participants as follows for allocations prior to November 2004:

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
for the year ended September 2006

30.  SHARE-BASED PAYMENT (Continued)

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

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

30.   SHARE-BASED PAYMENT (Continued)

Allocations

During the year the following offers were made to employees:

2006
Performance shares**	1,920,400
Declined	(4,000)
1,916,400

Trust shares, share options, restricted shares, performance shares and allocation shares activity was as follows during the financial years ended September 2006 and 2005:

					Weighted average		Weighted average
	Trust	Performance	Restricted	Share	exercise	Allocation	exercise
	Shares***	shares	Shares	Options	price (ZAR)*	Shares	price (ZAR)*	Total
Outstanding at September 2004	1,834,212	—	45,334	4,145,595	82.05	3,026,950	77.02	9,052,091
Offered and accepted	—	258,000	45,000	1,970,400	78.11	—	—	2,273,400
Paid for/released	(126,413)	—	(22,667)	(326,092)	42.57	(370,900)	30.14	(846,072)
Returned, lapsed and forfeited	—	—	—	(282,750)	100.16	(108,850)	104.95	(391,600)
Outstanding at September 2005	1,707,799	258,000	67,667	5,507,153	82.12	2,547,200	82.68	10,087,819
Offered and accepted	—	1,916,400	—	—	—	—	—	1,916,400
Paid for/released	(172,437)	—	(38,500)	(610,303)	53.38	(527,300)	47.24	(1,348,540)
Returned, lapsed and forfeited	—	(282,000)	(16,667)	(393,400)	92.65	(89,400)	116.00	(781,467)
Outstanding at September 2006	1,535,362	1,892,400	12,500	4,503,450	85.09	1,930,500	90.82	9,874,212
Exercisable at September 2005	653,137	—	—	1,872,653	74.18	1,609,700	72.41	4,135,490
Exercisable at September 2006	595,750	—	—	2,525,750	85.69	1,436,950	86.55	4,558,450

*                    The share options are issued in South African Rands.

**             Restricted shares and performance shares are issued for no cash consideration. The value is determined on the day the shares are taken up.

***   The number of trust shares, which are not subject to credit sales amounts to 803,465 (2005: 773,012).

The fair value of Trust shares held at September 2006 was US$10,4 million (September 2005: US$9.1 million).

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

30.   SHARE-BASED PAYMENT (Continued)

The following table sets out the number of share options outstanding at the end of September, excluding the Trust Shares:

	2006	2005	Vesting conditions	Vesting date	Expiry date	Exercise price
29 November 1995	—	3,703	Time	Refer Note 30	29 November 2005	56.75
24 February 1997	34,200	69,400	Time	Refer Note 30	24 February 2007	34.90
19 January 1998	82,700	148,600	Time	Refer Note 30	19 January 2008	19.90
3 February 1998	—	4,000	Time	Refer Note 30	3 February 2008	19.90
26 August 1998	100	400	Time	Refer Note 30	26 August 2008	20.65
14 December 1998	195,500	305,300	Time	Refer Note 30	14 December 2008	22.10
3 February 1999	1,000	1,000	Time	Refer Note 30	3 February 2009	22.35
1 April 1999	—	48,000	Time	Refer Note 30	1 April 2009	21.30
9 June 1999	—	44,000	Time	Refer Note 30	9 June 2009	39.00
21 December 1999	580,000	922,000	Time	Refer Note 30	21 December 2007	53.85
22 November 2000	—	1,500	Time	Refer Note 30	22 November 2008	44.00
15 January 2001	438,650	712,250	Time	Refer Note 30	15 January 2009	49.00
1 May 2001	—	10,000	Time	Refer Note 30	1 May 2009	53.00
31 May 2001	—	4,000	Time	Refer Note 30	31 May 2009	63.00
19 June 2001	—	4,000	Time	Refer Note 30	19 June 2009	68.50
19 July 2001	3,000	13,500	Time	Refer Note 30	19 July 2009	74.90
15 August 2001	5,000	5,000	Time	Refer Note 30	15 August 2009	75.90
20 August 2001	10,000	10,000	Time	Refer Note 30	20 August 2009	77.50
4 February 2002	10,000	10,000	Time	Refer Note 30	4 February 2010	131.40
28 March 2002	753,900	834,850	Time	Refer Note 30	28 March 2010	147.20
30 January 2003	250,000	250,000	Time	Refer Note 30	30 January 2011	115.00
13 February 2003	1,040,900	1,163,500	Time	Refer Note 30	13 February 2011	112.83
5 August 2003	8,000	8,000	Time	Refer Note 30	5 August 2011	94.30
18 August 2003	4,000	10,000	Time	Refer Note 30	18 August 2011	94.51
30 December 2003	219,300	224,100	Time	Refer Note 30	30 December 2011	79.25
14 January 2004	1,113,000	1,339,550	Time	Refer Note 30	14 January 2012	79.25
25 March 2004	1,000	1,000	Time	Refer Note 30	25 March 2012	86.60
26 March 2004	3,000	3,000	Time	Refer Note 30	26 March 2012	87.50
22 September 2004	40,000	40,000	Time	Refer Note 30	22 September 2012	90.25
13 December 2004	1,640,700	1,863,700	Time	Refer Note 30	13 December 2012	78.00
23 May 2003	—	6,000	Time	24 December 2005	24 December 2005	—
30 January 2003	—	16,667	Time	31 December 2005	31 December 2005	—
1 October 2004	12,500	45,000	Time	1 October 2006	1 October 2006	—
13 December 2004	185,000	258,000	Performance		13 December 2008	—
13 December 2005	1,657,400	—	Performance		13 December 2009	—
8 August 2006	50,000	—	Performance		08 August 2010	—
	8,338,850	8,380,020

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

30.   SHARE-BASED PAYMENT (Continued)

The following assumptions have been utilised to determine the fair value of the options granted in the financial period.

	Issue 29	Issue 30
Date of grant	13 December 2004	13 December 2005
Share Price at grant date	ZAR79.51	US$11.23
Strike Price of share	ZAR78.00	0.00
Vesting Period	4 years	4 years
Vesting conditions	Proportionately over time	Market related—relative to peers
Percentage expected to vest	N/A	33.67%
Number of shares offered	1,925,400	1,883,400
Volatility	33.60%	35.00%
Risk free discount rate	7.06% (SA yield)	4.33% (US yield)
Expected dividend yield	2.50%	2.30%
Expected percentage of vesting	95%	95%
Model used to value	Binomial	Binomial
Fair value of option	ZAR25.07	ZAR 24.41

Volatility has been determined with reference to the historic volatility of the Sappi share price over the expected period.

Share options, allocation shares, restricted shares and performance shares to executive directors, which are included in the above figures, are as follows:

Number of options/ shares
At beginning of year	1,343,667
Share options, restricted shares and performance shares granted	184,000
Share options and allocation shares exercised/declined	(247,500)
Share options and allocation shares forfeited	(341,167)
Shares removed on resignation of directors	(470,000)
Shares brought in on appointment of director	164,000
At end of year	633,000

Share options and allocation shares exercised by executive directors during the year had an average exercise price per share of US$6.39 (2005 US$4.17) and an average market price per share of US$12.85 (2005: US$12.17).

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

30.   SHARE-BASED PAYMENT (Continued)

The following table sets forth certain information with respect to the 633,000 Share Options and Allocation Shares granted by Sappi to executive directors:

Issue date	Number of options/shares	Expiry date	Exercise price (ZAR)
21 December 1999	165,000	21 December 2007	53.85
15 January 2001	78,000	15 January 2009	49.00
28 March 2002	65,000	28 March 2010	147.20
13 February 2003	95,000	13 February 2011	112.83
14 January 2004	30,000	14 January 2012	79.25
30 December 2003	18,000	30 December 2011	79.25
13 December 2004	48,000	13 December 2012	78.00
13 December 2004	18,000	13 December 2008	—
13 December 2005	66,000	13 December 2009	—
08 August 2006	50,000	08 August 2010	—
	633,000

Refer to note 39 for further information on Directors participation in the Sappi Limited Share Incentive Trust and the Sappi Limited Performance Share Incentive Plan.

No new loans have been granted to the executive directors since 28 March 2002.

31.   FINANCIAL INSTRUMENTS

The group’s financial instruments consist mainly of cash and cash equivalents, accounts receivable, certain investments, accounts payable, borrowings and derivative instruments.

1.  Risk management objectives and policies

The principal market risks (that is the risk of loss arising from adverse changes in market rates and prices) to which Sappi is exposed through financial instruments are:

•  interest rates on interest-bearing borrowings;

•  foreign exchange rates, generating translation and transaction gains and losses; and

•  credit risk.

A treasury committee consisting of senior management of the group meets regularly to review net currency, interest rate, derivative instruments, group funding, credit insurance and monetary investment risks and exposures.  Treasury management strategies are also evaluated and revised where necessary. The treasury policy is formally documented and these policies are the guidelines for the decisions that are made by the Treasury Committee.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

31.          FINANCIAL INSTRUMENTS (Continued)

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

Credit risk

A significant portion of the group’s sales and accounts receivable are from major customers. Only one of the group’s major customers, represents more than 10% of our sales during the year ended September 2006. These sales were recorded in Sappi Fine Paper. The sales for the year ended September 2006 to PaperlinX Limited amounted to US$651 million (September 2005: US$580 million). The trade receivables balance, net of securitisation, outstanding on balance sheet at September 2006 was US$58 million (September 2005: US$42 million). Where appropriate, credit insurance has been taken out over the group’s trade receivables.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

31.   FINANCIAL INSTRUMENTS (Continued)

None of the group’s other receivable financial instruments represent a concentration of credit risk because the group has dealings with a variety of major banks and customers world-wide.

The group has the following amounts due from major customers:

	2006			2005
	No of customers	Value	Percentage	No of customers	Value	Percentage
Greater than US$10 million	7	104	21%	6	86	18%
Greater than US$5 million	8	47	9%	9	72	15%
Other amounts	2,036	346	70%	2,046	321	67%
	2,051	497	100%	2,061	479	100%

2.  Derivative financial instruments

The following tables indicates the different type of derivative financial instruments, included within the various categories on the face of the balance sheet.

		Restated
	2006	2005
	US$ million
Assets
Non-current	102	73
Interest rate swaps	—	3
Interest rate and currency swaps	102	70
Current	4	5
Foreign currency forward exchange contracts	4	5
	106	78
Liabilities
Non-current	23	5
Interest rate swaps	23	5
Current	14	3
Interest rate currency swaps	—	3
Foreign currency forward exchange contracts	14	—
	37	8

3.  Interest rate risk and currency risk

Interest-bearing borrowings

The table below provides information about Sappi’s non-current borrowings that are sensitive to changes in interest rates.

The table presents principal cash flows by expected maturity dates. The average fixed effective interest rates presented below are based on weighted average contract rates applicable to the amount expected to mature in each respective year. Forward looking average variable effective interest rates for the financial

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

31.   FINANCIAL INSTRUMENTS (Continued)

years ended September 2007 and thereafter are based on the yield curves for each respective currency as published by Reuters on 30 September 2006. The information is presented in US$, which is the group’s reporting currency.

	Expected maturity date						Total Carrying	2006 Fair	2005 Fair
	2007	2008	2009	2010	2011	2012+	Value	Value	Value
	(US$ equivalent in millions)
US Dollar
Fixed rate	16	—	—	38	—	—	54	44	57
Average interest rate (%)	4.50	—	—	4.51	—	—	4.50
Variable rate(1)(2)	282	(1)	(1)	(1)	(1)	793	1,071	1,174	833
Average interest rate (%)	3.67	0.38	0.38	0.38	0.38	8.25	7.08
Euro
Fixed rate	84	47	4	4	507	5	651	673	706
Average interest rate (%)	4.72	5.40	6.95	7.05	4.60	2.03	4.69
Variable rate(1)(3)	273	—	—	—	—	—	273	273	70
Average interest rate (%)	3.68	—	—	—	—	—	3.68
Rand
Fixed rate	8	14	1	20	47	145	235	150	110
Average interest rate (%)	11.50	11.75	11.33	8.71	8.85	9.57	9.56
Variable rate (1)(4)	31	6	6	1	—	—	44	44	139
Average interest rate (%)	8.75	8.43	8.43	8.43	—	—	8.66
Total
Fixed rate	108	61	5	62	554	150	940	867	873
Average interest rate (%)	5.20	6.80	7.84	6.04	4.96	9.34	5.90
Variable rate(1)(4)	586	5	5	—	(1)	793	1,388	1,491	1,042
Average interest rate (%)	3.94	10.39	10.39	—	0.38	8.25	6.46
Fixed and variable	694	66	10	62	553	943	2,328	2,358	1,915
Current portion							694	694	270
Long term portion							1,634	1,664	1,645
Total interest-bearing borrowings (refer note 21)							2,328	2,358	1,915

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

(2)                The US Dollar floating interest rates is based on the London Inter Bank Offer Rate (LIBOR)

(3)                The Euro floating interest rates are based on the European Inter Bank Offer Rate (EURIBOR)

(4)                The Rand floating rates are predominately based on the Johannesburg Inter Bank Asking Rate (JIBAR)

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

31.          FINANCIAL INSTRUMENTS (Continued)

The range of interest rates in respect of all non-current borrowings comprising both fixed and floating rate obligations, is between 0.38% and 11.75% (depending on currency). At September 2006, 40% of Sappi’s non-current borrowings were at fixed rates of interest, and 60% were at floating rates. Floating rates of interest are based on LIBOR (London Inter Bank Offered Rate—for USD borrowings), on EURIBOR (European Inter Bank Offered Rate—for Euro denominated borrowings) and on JIBAR (Johannesburg Inter Bank Agreed Rate—for SA borrowings). Fixed rates of interest are based on contract rates.

Sappi’s southern African operations have in the past been particularly vulnerable to adverse changes in short-term domestic interest rates, as a result of the volatility in interest rates in South Africa. During 2006 domestic interest rates have increased from 6.95% to 8.31% for the 3-month JIBAR.

In the current year, Sappi South Africa converted ZAR 1 billion worth of short term funding in terms of a bond issue in the market. The bonds are repayable in 2013 and bear interest at a fixed rate of 9.34% payable semi-annually.

Interest rate derivatives

Sappi uses interest rate options, caps, swaps and interest rate and currency swaps as a means of managing interest rate risk associated with outstanding debt entered into in the normal course of business. Sappi does not use these instruments for speculative purposes. Interest rate derivative financial instruments are subject to hedge accounting, where applicable and as appropriate under International Financial Reporting Standards and US Generally Accepted Accounting Standards.

There are four existing US$ interest swaps for the total amount of US$750 million converting fixed rates of 6.75% and 7.5% into variable rates and three US$ interest rate swap contracts for the total amount of US$106.6 million, converting US$ fixed interest rates of 5.90%, 7.38% and 6.65% respectively, into 6-month US$ LIBOR rates. All swaps are subject to hedge accounting in order to reduce as much as possible the fair value exposure. As the critical terms of the swaps match the critical terms of the underlying debt, the hedge is highly effective. Changes in the fair value of the underlying debt, attributable to changes in the credit spread are excluded from the hedging relationship.

At September 2006, Sappi had in total seven US$ swap contracts outstanding for a total amount of US$856.6 million and had a negative total fair value of US$23 million (2005: seven contracts, total amount US$856.6 million, negative fair value US$9.6 million).

At September 2006, Sappi had an interest rate and currency swap (IRCS) contract outstanding for the amount of US$350 million with a positive fair value of US$102 million. This swap converts future US$ cash flows into GBP and fixed US$ interest rates into GBP interest rates (2005: US$350 million with a fair value of US$79.5 million).

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

31.   FINANCIAL INSTRUMENTS (Continued)

As at September 2005 the South African operations had one IRCS contract outstanding for the amount of US$12.0 million with a negative fair value of US$3.5 million, swapping US$ cash flows into ZAR and converting variable US$ interest rates into ZAR variable interest rates.

				Fair value*
Instrument	Interest Rate	Maturity date	Nominal value	favourable (unfavourable)
			US$ million	US$ million
Interest rate swaps:
	6.75% to variable (LIBOR)	June 2012	250	(8)
	6.75% to variable (LIBOR)	June 2012	200	(8)
	6.75% to variable (LIBOR)	June 2012	50	(1)
	7.50% to variable (LIBOR)	June 2012	250	(6)
	5.90% to variable (LIBOR)	November 2013	28	—
	7.38% to variable (LIBOR)	July 2014	44	—
	6.65% to variable (LIBOR)	October 2014	35	—
Interest rate and currency swaps:
	US Dollar 6.30% into Pound Sterling 6.66%	December 2009	350	102
Total				79

*                    This refers to the carrying value.

The fair value of interest rate options, caps, swaps and IRCS is the estimated amount that Sappi would pay or receive to terminate the agreement at the balance sheet date, taking into account current interest rates and the current creditworthiness of the counterparties.

The Treasury Committee evaluates the interest rate strategy of the Group at each treasury meeting. Depending on the group view of the interest rate environment, they may decide to change the nature of the interest being paid on the various liabilities to either fixed or floating rates. The changing of the nature of the interest rate payments is principally done through the use of interest rate derivatives.

4.  Foreign currency forward exchange contracts

The Group’s foreign currency forward exchange contracts at September 2006 are detailed below:

		2006		2005
		Contract amount (Notional amount)	Fair value * (unfavourable) favourable	Contract amount	Fair value * (unfavourable) favourable
		US$ million
Foreign currency
Bought:	US Dollar	32	2	56	—
	Euro	83	—	56	—
Sold:	US Dollar	(162)	(14)	(139)	4
	Euro	(707)	2	(202)	1
	ZAR	(21)	—	—	—
		(775)	(10)	(229)	5

*                    This refers to the carrying value.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

31.   FINANCIAL INSTRUMENTS (Continued)

The fair value of foreign currency contracts was estimated by the group based upon market quotations.

All forward currency exchange contracts and options are valued at fair value with the resultant profit or loss included in the net finance costs for the period.

Forward exchange contracts are used to hedge the group from potential unfavourable exchange rate movements that may occurs on recognised financial assets and liabilities or planned future commitments.

The foreign currency forward exchange contracts have different maturities, with the most extended maturity date is September 2008.

5.  Hedge accounting

The group has the following fair value hedges which qualify for hedge accounting:

Bonds at fixed interest rates for a total notional amount of US$856 million are hedged by seven external interest rate swaps (IRS), with a negative fair value of US$23 million which convert the USD fixed interest rates into floating 6-month LIBOR in arrears.

In fiscal 2005 the hedge was de-designated at the end of March 2005 and was only re-designated three months later. During this period hedge accounting was interrupted. The changes in fair value of the bonds until the moment of de-designation are amortised over the remaining life of the hedge.

The following is an analysis of the impact on pre-tax profit and loss from the period:

	2006	2005
	US$ million	US$ million
(without brackets favourable)
De/re designation	—	12.9
Amortisation	(1.6)	(1.2)
Residual ineffectiveness	3.5	10.5
Total	1.9	22.2

Prospective hedge effectiveness for the interest rate swaps and the bonds is tested by using a longitudinal historical simulation to project each 6-month LIBOR swap rate in the future. Longitudinal historical simulation involves 60 monthly rolling data points representing monthly changes in LIBOR swap rates over the past 5 years. These changes are applied to the current LIBOR swap rate for a given maturity to forecast its future pattern. Historical data points include actual observations gathered over the life of the hedge (i.e. historical data is gradually replaced by actual data as time passes).

The method allows forecasting a Libor swap curve for any given future date (and thus takes into account the forward-looking nature of prospective testing). Forecasted curves are then used to compute changes in the fair value of the hedged item attributable to the hedged risk and changes in the fair value of the hedging instrument (on a period-to-period basis, i.e. benchmark value is equal to the fair value at inception).

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

31.   FINANCIAL INSTRUMENTS (Continued)

Retrospective testing of the hedge effectiveness between the interest rate swaps and the bond is performed using the Volatility-Reduction method which will involve 60 monthly rolling data points. Due to the absence of a sufficient number of data points at the inception of the hedge, we will initially use historical discount factors to compute the values that the bond and the swap would have had in the past if they had already been in place. In this respect the testing considers the characteristics of the actual bond and the actual swap and is therefore not based on the hypothetical derivative approach. The historical data points will be gradually replaced by actual observations gathered over the life of the hedge.

As for prospective testing of this hedge, changes in fair value will represent period-to-period changes in “clean” fair value (accruals of interest excluded).

During 2006, Sappi entered into firm commitments for the purchase of equipment in foreign currency which were hedged for foreign exchange risk by forward exchange contracts and were designated as a fair value hedge. The value of the firm commitments hedge accounted for was EUR15.4 million and US$1.1 million. These foreign currency forward exchange contracts had a negative fair value of US$0.3 million. Since the critical terms match perfectly, there was no residual ineffectiveness affecting profit and loss for the period.

In assessing the effectiveness of the hedge of foreign currency risk Sappi compares the critical terms (expected maturity dates, underlying foreign currencies and the notional amounts) of the hedging instrument to the hedged item. An assessment is then performed on a cumulative basis.

6.  Fair values

All financial instruments are carried at fair value or amounts that approximate fair value, except the non-current interest-bearing borrowings at fixed rates of interest. The carrying amounts for cash, cash equivalents, accounts receivable, certain investments, accounts payable and current portion of interest-bearing borrowings approximate fair value due to the short-term nature of these instruments. Where these fixed rates of interest have been hedged into variable rates of interest, and where hedge accounting has been applied, then the non-current interest-bearing borrowings are carried at fair value. The fair value of these borrowings were estimated based on quotations from the company’s investment bankers. No financial assets were carried at an amount in excess of fair value.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

31.          FINANCIAL INSTRUMENTS (Continued)

Financial instrument classifcation at September 2006:

	Held for trading	Loans and receivables	Available for sale	Other financial liabilities	Total financial assets and liabilities	Items not in the scope of IAS 39	Total	Fair value of financial instruments
	US$ million
Assets
Non-current assets	102	32	11	—	145	3,852	3,997	145
Property, plant and equipment	—	—	—	—	—	3,129	3,129	—
Plantations	—	—	—	—	—	520	520	—
Deferred tax assets	—	—	—	—	—	74	74	—
Goodwill and intangible assets	—	—	—	—	—	8	8	—
Equity investments	—	—	—	—	—	103	103	—
Other non-current assets	—	32	11	—	43	18	61	43
Derivative financial instruments	102	—	—	—	102	—	102	102
Current assets	4	774	—	—	778	722	1,500	778
Inventories	—	—	—	—	—	699	699	—
Trade and other receivables	—	550	—	—	550	23	573	550
Prepaid income taxes	—	—	—	—	—	—	—	—
Derivative financial instruments	4	—	—	—	4	—	4	4
Cash and cash equivalents	—	224	—	—	224	—	224	224
Assets held for sale	—	—	—	—	—	20	20	—
Total assets	106	806	11	—	923	4,594	5,517	923
Equity and liabilities
Shareholders’ equity	—	—	—	—	—	1,386	1,386	—
Ordinary share capital and share premium	—	—	—	—	—	715	715	—
Non-distributable reserves	—	—	—	—	—	109	109	—
Foreign currency translation reserve	—	—	—	—	—	(33)	(33)	—
Retained earnings	—	—	—	—	—	595	595	—
Minority interest	—	—	—	—	—	—	—	—
Non-current liabilities	23	—	—	1,652	1,675	790	2,465	1,708
Interest-bearing borrowings	—	—	—	1,634	1,634	—	1,634	1,667
Deferred tax liabilities	—	—	—	—	—	336	336	—
Derivative financial instruments	23	—	—	—	23	—	23	23
Other non-current liabilities	—	—	—	18	18	454	472	18
Non-current provisions	—	—	—	—	—	—	—	—
Current liabilities	14	—	—	1,287	1,301	365	1,666	1,301
Interest-bearing borrowings	—	—	—	694	694	—	694	694
Overdraft	—	—	—	9	9	—	9	9
Derivative financial instruments	14	—	—	—	14	—	14	14
Trade and other payables	—	—	—	584	584	219	803	584
Taxation payable	—	—	—	—	—	101	101	—
Provisions	—	—	—	—	—	45	45	—
Total equity and liabilities	37	—	—	2,939	2,976	2,541	5,517	3,009

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

31.   FINANCIAL INSTRUMENTS (Continued)

Financial instrument classifcation at September 2005:

	Held for trading	Loans and receivables	Available for sale	Other financial liabilities	Total financial assets and liabilities	Items not in the scope of IAS 39	Total	Fair value of financial instruments
Assets
Non-current assets	73	32	12	—	117	4,127	4,244	117
Property, plant and equipment	—	—	—	—	—	3,333	3,333	—
Plantations	—	—	—	—	—	604	604	—
Deferred tax assets	—	—	—	—	—	70	70	—
Goodwill and intangible assets	—	—	—	—	—	9	9	—
Equity investments	—	—	—	—	—	105	105	—
Other non-current assets	—	32	12	—	44	6	50	44
Derivative financial instruments	73	—	—	—	73	—	73	73
Current assets	5	880	—	—	885	760	1,645	885
Inventories	—	—	—	—	—	711	711	—
Trade and other receivables	—	513	—	—	513	49	562	513
Prepaid income taxes	—	—	—	—	—	—	—	—
Derivative financial instruments	5	—	—	—	5	—	5	5
Cash and cash equivalents	—	367	—	—	367	—	367	367
Total assets	78	912	12	—	1,002	4,887	5,889	1,002
Equity and liabilities
Shareholders equity	—	—	—	—	—	1,589	1,589	—
Ordinary share capital and premium	—	—	—	—	—	867	867	—
Non-distributable reserves	—	—	—	—	—	95	95	—
Hedging reserves	—	—	—	—	—	2	2	—
Retained earnings	—	—	—	—	—	625	625	—
Non-current liabilities	3	—	—	1,635	1,638	909	2,547	1,683
Interest-bearing borrowings	—	—	—	1,600	1,600	—	1,600	1,645
Deferred tax liabilities	—	—	—	—	—	367	367	—
Derivative financial instruments	3	—	—	—	3	—	3	3
Other non-current liabilities	—	—	—	35	35	542	577	35
Non-current provisions	—	—	—	—	—	—	—	—
Current liabilities	5	—	—	1,530	1,535	218	1,753	1,535
Interest-bearing borrowings	—	—	—	616	616	—	616	616
Overdraft	—	—	—	159	159	—	159	159
Derivative financial instruments	5	—	—	—	5	—	5	5
Trade and other payables	—	—	—	755	755	78	833	755
Taxation payable	—	—	—	—	—	120	120	—
Provisions	—	—	—	—	—	20	20	—
Total equity and liabilities	8	—	—	3,165	3,173	2,716	5,889	3,218

32.          RELATED PARTY TRANSACTIONS

Transactions between Sappi Ltd company and its subsidiaries, which are related parties of the company, have been eliminated on consolidation and are not disclosed in this note.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

32.   RELATED PARTY TRANSACTIONS (Continued)

Details of transactions between the Group and other related parties are disclosed below:

	Sale of goods		Purchases of goods		Amounts owed by related parties		Amounts owed to related parties
	2006	2005	2006	2005	2006	2005	2006	2005
	US$ million
Joint Venture—Jiangxi Chenming Paper Company Limited	26.7	0.5	0.1	0.2	10.8	0.5	0.1	0.1
– Sapin S.A.	—	—	19.9	19.3	—	—	0.9	0.8
– VOF Warmtekracht	35.7	24.4	26.1	19.4	—	2.6	0.1	1.7
– Umkomaas Lignin (Pty) Ltd	0.6	0.5	—	—	0.9	1.4	—	—
	63.0	25.4	46.1	38.9	11.7	4.5	1.1	2.6

Sales of goods and purchases to and from related parties were made on an arm’s length basis. The amounts outstanding at balance sheet date are unsecured and will be settled in cash. Guarantees given by the Group are disclosed in note 27. No expense has been recognised in the period for bad or doubtful debts in respect of the amounts owed by related parties.

Shareholders

The company’s shares are widely held by shareholders across the world. For details on the shareholders of the company see Item 7 “Major shareholders and related party transactions’’.

Directors

Details relating to executive and non-executive directors’ emoluments, interests and participation in the Sappi Limited Share Incentive Trust are disclosed in notes 37 to 39.

Interest of directors in contracts

None of the directors have a material interest in any transaction with the company or any of its subsidiaries, other than those on a normal employment basis.

Key management personnel

Compensation for key management was as follows :

	Total	Total	Total	Total
	excluding	excluding	including	including
	directors	directors	directors	directors
	2006	2005	2006	2005
	US$ million
Short term benefits	2.0	1.3	7.2	4.5
Post-employment benefits	0.6	0.2	3.3	0.9
Other long term benefits	—	—	—	—
Share-based payments	0.1	—	0.5	—
	2.7	1.5	11.0	5.4

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

33.          EVENTS AFTER BALANCE SHEET DATE

At the date of issuing this report there were no subsequent events that require disclosure.

34.          ENVIRONMENTAL MATTERS

Sappi operates in an industry subject to a wide range of environmental laws and regulations in the various jurisdictions in which it operates, and these laws and regulations have tended to become more stringent over time. Typically, Sappi does not separately account for environmental operating expenses but does not anticipate any material expenditures related to such matters. Sappi does separately account for environmental capital expenditures. Sappi spent approximately US$13 million in financial year September 2006 (September 2005: US$42 million) on capital projects that control air or water emissions or otherwise create an environmental benefit. Amounts to be spent in future years will depend on changes to existing environmental requirements and the availability of new technologies to meet such requirements.

In South Africa, requirements under the National Water Act, National Environmental Management Act and the Air Quality Bill may result in additional expenditures and/or operational constraints. Although we are uncertain as to the ultimate effect on our South African operations, our current assessment of the legislation is that any compliance expenditures or operational constraints will not be material to our financial condition.

Sappi Fine Paper North America is subject to stringent environmental laws in the United States. These laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and their respective state counterparts. Sappi Fine Paper North America incurred approximately US$6 million in environmental compliance capital expenditure for the fiscal year ending September 2006. Sappi Fine Paper North America expects to incur between US$7 million to US$12 million in environmental compliance capital expenditure for the fiscal year ending September 2007.

Sappi Fine Paper Europe is subject to extensive environmental regulation in the various countries in which it operates. These countries are all Member States of the European Union (EU). The vast majority of pertinent environmental legislation is EU legislation which subsequently is transposed by the Member States into national law. A recent example of this is the EU Greenhouse Gas Emission Trading Scheme which was introduced by Directive 2003/87/EC and commenced operation in January 2005. This Scheme effectively implements the Kyoto Protocol in the EU. Sappi Fine Paper Europe is certified according to the international standard of environmental management systems (ISO 14001) and to the European Eco-Management and Audit Scheme (EMAS).

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

35.   SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The group’s accounts are prepared in accordance with International Financial Reporting Standards, which differs in certain material respects from United States GAAP. These differences relate principally to the following items, and the effects on net profit and shareholders’ equity are shown in the following tables.

	International Financial Reporting Standards (IFRS)	United States GAAP (US GAAP)
a. Pension programs and post-retirement medical benefits
1. Transitional rules for initial applications	On adoption of the revised IFRS standard, IFRS requires the post-employment obligation or asset to be recognised immediately.

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

In 2002, a pension asset was recognised for the Southern African defined benefit pension scheme as detailed below for IFRS and United States GAAP:
2. Recognition of pension asset

Post-employment benefit assets can only be recognised to the extent that the asset will lead to a reduction in future payments or a cash refund. The reduction in this asset is reflected in the Statement of Recognised Income and Expenses.

No such limitation exists under US GAAP.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

35.          SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	International Financial Reporting Standards (IFRS)	United States GAAP (US GAAP)
3. Additional minimum liability	There is no additional minimum liability test.

An additional minimum liability test is required to be performed and may require an additional liability to be recognised when the accumulated benefit obligation exceeds the plan assets. This liability and the related tax effect is raised directly in equity through Other Comprehensive Income (OCI).

An intangible asset is recognised for the amount of the liability, limited to the unrecognised prior service cost. The excess is reported, net of related tax benefits, in equity. This amounted to US$13 million at September 2006 (September 2005: US$15 million).

4. Recognition of past service costs related to vested benefits	The introduction of, or change in benefits to, a defined benefit plan should be recognised as an income or expense immediately to the extent that the benefits are already vested.	The introduction of, or change in benefits to, a defined benefit plan should be recognised over the remaining service period or life expectancy of the employees.
5. Recognition of curtailment gains and losses	In terms of IFRS, the difference between the actuarial valuation and the settlement or curtailment amount is recognised in the income statement.	The cumulative unrecognised actuarial gains or losses as well as unrecognised prior service costs no longer expected to be rendered are recognised in the income statement.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

35.          SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	International Financial Reporting Standards (IFRS)	United States GAAP (US GAAP)
6. Recognition of actuarial gains and losses	Actuarial gains and losses are recognised directly in equity in the Statement of Recognised Income and Expenses when they arise.

The recognition of unrealized actuarial gains and losses are deferred to the extended that cumulative unrecognized actuarial gains and losses exceed 10% of the higher of fair value of plan assets or projected benefit obligation. Any excess over the 10% is recognized in the income statement over the expected average remaining working lives of the participants.

b. Accounting for business combinations

In terms of the exemption provided in IFRS 1, Sappi elected not to restate its past business combinations because of the cost-benefit considerations in performing the exercise. Past business combinations were treated differently under South African Statements of GAAP and US GAAP due to differing standards at the time of the transactions. Differences will remain until the related entities are disposed of as neither US GAAP nor IFRS requires restatement of previous business combinations when the accounting standards were changed. The differences in fair value are amortised over time. Differences which arose in the past relate to:

1. Cost of acquisition	Cost comprised the value of shares stipulated in the purchase agreement, the fair value of debt issued at the date that control is obtained.	Cost includes the market value of shares issued at the date agreement is reached and announced plus the present value of debt issued.
2. Value of assets and liabilities acquired	Prior to the adoption of IFRS, either fair value or book value could be assigned to the assets and liabilities recorded in the accounting records of the entity that was acquired.	All assets and liabilities acquired are required to be recorded at fair value.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

35.   SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	International Financial Reporting Standards (IFRS)	United States GAAP (US GAAP)
3. Provisions raised at acquisition.	Prior to the adoption of IFRS, SA GAAP allowed provisions to be raised for restructuring, rationalisation and other incidental costs, if they related to the acquired company.

Only recognise the costs of a plan to (1) exit an activity of an acquired company, (2) involuntarily terminate employees of an acquired company, or (3) relocate employees of an acquired company as liabilities assumed in a purchase business combination.

4. Treatment of goodwill

Goodwill was allocated to the fair values of the assets acquired. The excess of fair value of net assets acquired over the cost of the acquired entity (commonly referred to as negative goodwill) was recognised directly in reserves. Positive goodwill was required to be amortised.

Goodwill is capitalised, but from 01 October 2002, is no longer amortised and is subject to an impairment test at least annually. Negative goodwill was deducted from the fair value of the non-current assets. Goodwill included under US GAAP amounts to US$174 million (Sept 2005: US$174 million).

c. Pre-commissioning expenses capitalised on capital projects

IAS 16 allows for the capitalisation of a number of directly attributable costs in determining the cost of an item of property, plant and equipment. In the past a number of costs have been capitalised in terms of this guidance. While US GAAP guidance is more prescriptive on which costs cannot be capitalised, the nature of costs that can be capitalised is not an established GAAP difference with IFRS. Management, therefore, elected to expense all remaining pre-commissioning costs for IFRS purposes during the 2006 financial year.

Pre-commissioning costs are generally expensed under US GAAP.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

35.   SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	International Financial Reporting Standards (IFRS)	United States GAAP (US GAAP)
d. Loans to participants of Sappi Limited Share Incentive Trust	Amounts loaned to participants to purchase the company’s shares are included in other non-current assets.	Amounts loaned to participants to purchase the company’s shares where the shares are held as security for the repayment of the loan are reported as a reduction to shareholders’ equity.
e. Sale and leaseback transactions—operating leases	Profit is recognised immediately on the sale of assets subject to operating leaseback agreements.	Profit on such sale of assets is deferred and recognised in income over the lease term.
f. Asset impairments

An asset impairment is recognised if its carrying amount exceeds its recoverable amount. An asset impairment can subsequently be reversed. The recoverable amount is defined as the higher of the assets value in use or net selling price. In determing the value in use, the discounted cash flows are utilised.

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

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

35.   SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	International Financial Reporting Standards (IFRS)	United States GAAP (US GAAP)
h. Restructuring and disposal activities	Restructuring provisions are required to be recognised if a detailed formal plan has been announced or the implementation of such plan has commenced.

The liability for a cost associated with an exit or disposal activity is recognised when a liability is incurred. The announcement of an exit or disposal plan, by itself, does not create a present obligation to others for costs expected to be incurred under the plan.

i. Income tax

Under IFRS, deferred tax on undistributed profits including those of its subsidiaries are measured at the tax rate applicable to undistributed profits. The income tax consequences of Secondary Tax on Companies (STC) on dividends are recognised when a liability to pay the dividends is recognised.

US GAAP requires that an additional liability be accrued for the estimated income tax (Secondary Tax on Companies) that would be payable upon distribution of relevant undistributed reserves, including those of its subsidiaries. Under US GAAP, the additional liability is calculated at the higher of the distributed or undistributed rate.

j. Stock compensation
1. Repricing of stock options for credit sale scheme.

Stock option transactions and modifications which occurred before 7 November 2002 (the effective date from which stock option expenses are required to be accounted for) and which had vested before the date of transition are not required to be accounted for.

US GAAP requires companies to record an initial expense upon conversion of recourse loans to non recourse loans and apply variable plan accounting thereafter.
2. Recognition of stock option expense

Stock option transactions and modifications which occurred before 7 November 2002 (the effective date from which stock option expenses are required to be accounted for) and which had vested before the date of transition are not required to be accounted for.

Under US GAAP, all stock options granted after December 1999 are required to be recognised as an expense in the income statement.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

35.   SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	International Financial Reporting Standards (IFRS)	United States GAAP (US GAAP)
k. Fair Value Hedge Accounting

Fair value hedges for only a part of the term of a hedged item or a portion of the risk of a hedged item (for example designating only the LIBOR portion of a debt instrument and not the credit spread) are allowed. Designating the hedged item in this way can significantly improve hedge effectiveness. This ability to designate a portion does not extend to hedges of non-financial assets and liabilities.

Fair value hedges for only a part of the term of a hedged item are rare under US GAAP because, in many cases, partial term hedge transactions would fail to meet the offset requirement. Under US GAAP all the contractual flows must be taken into account when measuring hedge effectiveness and therefore the credit margin can not be excluded in performing hedge effectiveness tests.

l. Net presentation of assets and liabilities

IFRS states that financial assets and liabilities should be offset and the net amount reported in the balance sheet when an enterprise: (a) has a legally enforceable right to set off the recognised amounts; and (b) intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

US GAAP restricts the ability to offset to where the right of set off exists between two parties (that is, where a debtor-creditor relationship exists); however, US GAAP does not permit set off under three party netting agreements. Consequently, the relevant assets and liabilities would be increased by US$8 million for September 2006 (September 2005: US$8 million) in a US GAAP balance sheet, with no effect on net income or shareholders’ equity.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

35.   SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	International Financial Reporting Standards (IFRS)	United States GAAP (US GAAP)
m. Derecognition of financial assets

Under IFRS transfer of risks and rewards associated with financial assets becomes the primary test in determining whether it is derecognised. Partial derecognition is permitted if specific criteria is met.

Financial assets are derecognised when the transferor has surrendered control over the assets. Partial derecognition of financial assets are not permitted.
n. Reversal of inventory write-downs	The reversal of inventory write-downs is permitted.	The reversal of inventory write-downs is not permitted.

Reconciliation of loss to United States GAAP

	note	2006	2005
	US$ million
Loss for the year determined under IFRS		(4)	(184)
Adjustments in respect of:
Pension programs and post-retirement medical benefits	a	(44)	(27)
• Initial transitional rules application		(2)	(2)
• Recognition of past service costs related to vested benefits		(3)	(1)
• Recognition of curtailment gains and losses		(23)	—
• Recognition of actuarial gains and losses		(16)	(24)
Accounting for business combinations	b	18	22
• Valuation of assets and liabilities and other		(4)	(2)
• Treatment of goodwill		22	24
Pre-commissioning expenses capitalised on capital projects	c	4	16
Sale and leaseback transactions	e	1	1
Asset impairment	f	(43)	(5)
Plantations	g	(25)	(60)
Restructuring and disposal activities	h	4	10
Income tax	i,a	(12)	(66)
Stock compensation*	j	(2)	(3)
Fair value hedge accounting	k	7	(66)
Reversal of inventory write-downs	n	(1)	—
Deferred taxation effect of adjustments		(19)	17
Total effect of United States GAAP adjustments		(112)	(161)
Loss for the year determined under United States GAAP		(116)	(345)
– Basic earnings per share (US cents)		(52)	(154)
– Weighted average number of shares (millions)		225.3	224.7
– Diluted earnings per share (US cents)		(52)	(154)
– Diluted weighted average number of shares (millions)		225.3	224.7

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

35.          SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Reconciliation of shareholders’ equity to United States GAAP

	note	2006	2005
	US$ million
Shareholders’ equity determined under IFRS		1,386	1,589
Adjustments in respect of:
Pension programs and post-retirement medical benefits	a	171	179
• Initial transitional rules application		4	6
• Recognition of pension asset		41	75
• Additional minimum liability		(118)	(221)
• Recognition of past service costs related to vested benefits		(39)	(16)
• Recognition of actuarial gains and losses		283	335
Accounting for business combinations	b	168	150
• Cost of acquisition		(3)	(3)
• Valuation of assets and liabilities and other		41	45
• Treatment of goodwill		130	108
Pre-commissioning expenses capitalised on capital projects	c	—	(4)
Loans to executive share purchase trust	d	(9)	(13)
Sale and leaseback transactions	e	(6)	(7)
Asset impairments	f	(35)	2
Plantations	g	(110)	(108)
Restructuring and disposal activities	h	14	10
Income tax	i	(174)	(197)
Fair value hedge accounting	k	(59)	(41)
Derecognition of financial assets	m	(1)	—
Reversal of inventory write-downs	n	(1)	—
Deferred taxation effect of adjustments		12	31
Total effect of United States GAAP adjustments		(30)	2
Shareholders’ equity determined under United States GAAP *		1,356	1,591

*                    Stock compensation

In 2005, stock compensation of US$12 million was included in the equity reconciliation and has been removed. An amount of US$13 million was charged to the 2005 profit and loss accounts in respect of the adoption of FAS 123R. This comprises a US$10 million charge due to the adoption of IFRS 2 and an additional US$3 million being the extra charge as a result of the earlier effective date of FAS 123R compared to IFRS 2. The effect is a change of basic and diluted earnings per share from US 148 cents to US 154 cents per share. Refer to note j of the differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles for a more detailed explanation.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

35.   SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

SAPPI

	2006	2005
Comprehensive (loss)	US$ million
Net (loss) determined under United States GAAP	(116)	(345)
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustments	(35)	2
Additional minimum pension fund liability	63	(16)
Comprehensive (loss)	(88)	(359)

The taxation effect applicable to other comprehensive income items relate only to the additional minimum pension fund liability and results in a tax benefit of US$40 million (2005: US$8 million) being reported directly through equity.

Accumulated other comprehensive income balances (based on IFRS numbers)

	Foreign Currency Translation Adjustments	Goodwill Written Off	Revaluation of Derivative Instruments	Additional Minimum Pension Liability	Total Accumulated Other Comprehensive Income
Balance—September 2004 (as reported)	246	(53)	(2)	(159)	32
Effect of adoption of IFRS	(246)	—	2	—	(244)
Balance—Setember 2004	—	(53)	—	(159)	(212)
Current period change	2	—	—	(16)	(14)
Balance—September 2005	2	(53)	—	(175)	(226)
Current period change	(35)	—	—	63	28
Balance—September 2006	(33)	(53)	—	(112)	(198)

Adoption of FAS 123R

Sappi has applied the modified retrospective approach with respect to the adoption of FAS 123R and has therefore recognised an expense in the current and prior period in respect of share options which have not vested.

As at the end of September 2006 there was US$8.0 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the performance plan; that cost is expected to be recognized over a period of 2.15 years.

Sappi has received US$10 million as a result of the exercise of 1,350,340 share options by the employees of Sappi.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

35.   SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Reconciliation of unvested options

	Trust Shares		Performance Shares		Restricted Shares
	No of Shares	Avg fair value	No of Shares	Avg fair value	No of Shares	Avg fair value
		ZAR		ZAR		ZAR
Balance at September 2005	281,650	65.26	258,000	33.86	67,667	98.77
New issues	—	—	1,916,400	24.41	—	—
Vested	133,900	62.38	—		38,500	93.51
Forfeited	11,600	71.44	282,000	26.86	16,667	115.00
Balance at September 2006	136,150	67.57	1,892,400	25.33	12,500	93.30

	Options		Deferred Options
	No of Shares	Avg fair value	No of Shares	Avg fair value
		ZAR		ZAR
Balance at September 2005	3,634,500	38.19	937,500	54.21
New issues	—	—	—	—
Vested	1,078,100	41.27	333,950	56.97
Forfeited	578,700	40.18	110,000	38.46
Balance at September 2006	1,977,700	35.94	493,550	55.85

Fair value assumptions

Issue 29 Performance Shares
Date of grant	13 December 2004
Share price at grant date	ZAR79.51
Strike price of share	ZAR0.00
Vesting period	4 years
Vesting condition	Market related—relative to peers
Percentage expected to vest	39.42%
Number of shares offered	258,000
Volatility	19.00%
Risk free discount rate	2.0% (US yield)
Expected dividend yield	2.02%
Expected percentage of vesting	95%
Model used to value	Binomial
Fair value of option	ZAR33.86

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

35.   SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The following table summarises the status of Share Options and Allocation Share Options outstanding and exercisable as of September 2006:

	Share options outstanding			Share options exercisable
Range of exercise price (US$)	Number	Wtd avg remaining life	Wtd avg exercise price (US$) *	Number	Wtd avg exercise price (US$) *
2.56 to 2.84	150,600	23 months	2.76	150,600	2.76
4.49 to 6.30	221,400	26 months	6.17	221,400	6.17
6.93 to 10.19	2,762,750	65 months	9.75	1,153,800	9.28
10.58	150,600	66 months	10.58	65,000	10.58
14.45 to 18.91	1,218,100	50 months	15.59	934,950	15.64
	4,503,450			2,525,750

	Allocation share options outstanding			Allocation share options exercisable
Range of		Wtd avg	Wtd avg		Wtd avg
exercise price (US$)	Number	remaining life	exercise price (US$) *	Number	exercise price (US$) *
2.56 to 2.84	127,700	23 months	2.75	127,700	2.75
4.19 to 6.30	252,450	26 months	6.17	252,450	6.17
6.93 to 10.19	696,650	43 months	8.83	445,400	8.06
12.16	4,000	59 months	12.16	—	—
14.51 to 18.94	849,700	47 months	16.96	611,400	17.23
	1,930,500			1,436,950

There were no Trust shares (September 2005: nil)  granted during the year ended September 2006.

*       The share options are issued in South African Rands.  They have been translated at the closing rate for the year of US$1 to ZAR7.7734 (September 2005: US$1 to ZAR6.3656)

Guarantees

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

The maximum future potential undiscounted payments are US$1,600 million of which US$1,534 million is included in the group balance sheet as liabilities at September 2006.

There are no recourse provisions.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

35.   SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Sappi Manufacturing (Pty) Ltd

Sappi Manufacturing stood surety for 50% of the borrowing’s of Umkomaas Lignin (Pty) Ltd (Lignotech). The approximate term of the guarantee is until June 2008. Sappi Manufacturing would be required to meet 50% of any obligation in the event of Lignotech defaulting upon payment.

The maximum future potential undiscounted payments are US$6 million.

There are no recourse provisions.

SD Warren Company

Letter of credit provided to Minnesota Pollution Control Angency to support post closure and facility needs for Sappi Cloquet LLC’s industrial landfill facility.

The maximum future potential undiscounted payments are US$3 million.

There are no recourse provisions.

Sappi Fine Paper Europe

Sappi Fine Paper Europe have issued guarantee’s related to the use of starch and waste materials and certain trade receivables.

The maximum future potential undiscounted payments are US$54 million.

There are no recourse provisions.

Consolidation of variable interest entities

We could not apply the requirements of FIN46R “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51” on two of our leasing arrangements. We could not obtain sufficient information, after exhaustive efforts, to make the determination as to whether or not we have a variable interest in these entities. They include a cogeneration facility  at our Westbrook Mill as well as a paper machine at our Somerset mill. We requested, in writing, that these entities provide the group with the necessary information to apply the requirements of FIN 46R. However, each of the entities has indicated that they will not provide the requested information as they are not contractually obligated to provide such confidential information. Since we were unable to obtain the necessary information we adopted the allowed scope exception in FIN 46R, and as such did not consolidate the  entities with which we have these lease arrangements.

The future minimum obligation under the lease for the paper machine at our Somerset mill is US$101 million at September 2006 (September 2005: US$117 million).

The net rental payments for 2006 was US$15 million (2005: US$15 million).

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

35.   SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The future minimum obligation under the lease for the cogeneration facility  at our Westbrook Mill is US$13 million at September 2006 (September 2005: US$23 million).

The net rental payments for 2006 was US$9 million (2005: US$9 million).

36.   NEW US GAAP STATEMENTS

In July 2006, the FASB issued a new interpretation, FIN 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 addresses the accounting and disclosure of uncertain tax positions. We will adopt FIN 48 in our 2008 financial year. We are evaluating the impact  that FIN 48 will have on our financial statements.

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections”, (FASB 154) which replaces Accounting Principles Board (APB) opinion No. 20 Accounting Changes and SFAS No. 3 Reporting Accounting Changes in Interim Financial Statements. This statement requires retrospective application, unless impractible for changes in accounting principles in the absence of transition requirements specific to newly adopted accounting principles. The statement 154 will be effective for us beginning October 2006. We are currently evaluating the impact, if any, of this statement on our financial position and results of operations.

In 2005, the FASB issued Statement No. 156 “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140” (FASB 156) which deals with the requirement to recognize an asset or liability in respect of servicing rights or obligations in financial assets and liabilities. The statement will be effective for us beginning October 2006. We are currently evaluating the impact, if any, of this statement on our financial position and results of operations.

In September 2006, the FASB issued Statement No.157, “Fair Value Measurements” (FASB 157), is effective for Sappi for the financial year commencing October 2008. This statement prescribes a framework for developing fair value measurements, and expands disclosures about fair value measurements. We are currently evaluating the impact of this standard on the business.

In September 2006, the FASB issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans” (FASB 158). This statement is effective for our 2007 financial year and requires an employer to recognize the over funded or under funded status of a single-employer defined benefit post-retirement plan as an asset or liability in its statement of financial position, and to recognize changes in that funded status in comprehensive income in the year in which the changes occur. The standard also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position with limited exceptions. The standard will significantly impact our US GAAP balance sheet which will be more closely aligned with our IFRS disclosure in this area.

The Securities and Exchange Commission issued their staff accounting bulletin No. 108 which provides guidance on the quantification of financial statement misstatements. The guidance clarifies the evaluation of prior period errors. While this bulletin is only effective for Sappi’s 2007 financial year its guidance was already considered in the 2006 financial year.

SAPPI
notes to the group annual financial statements (Continued)
for the year ended September 2006

37.          DIRECTORS’ REMUNERATION

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

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

37.          DIRECTORS’ REMUNERATION (Continued)

Non-executive directors’ fees are proposed by the Executive Committee, agreed by the Compensation committee, and approved by the Board.

	2006					2005
	Board	Committee	Travel	Share		Board	Committee	Travel	Consultancy/
Director	Fees	Fees	allowance	Benefits	Total	Fees	Fees	allowance	Retainer	Total
	US$
DC Brink	28,014	40,203	6,900	—	75,117	28,037	36,715	2,200	—	66,952
M Feldberg	47,250	46,200	9,200	—	102,650	45,000	34,833	13,200	—	93,033
MR Haymon(1)	—	—	—	—	—	22,500	—	6,000	11,250	39,750
JE Healey	47,250	61,538	13,800	—	122,588	45,000	44,500	13,200	—	102,700
JL Job(2)	21,010	—	4,600	—	25,610	—	—	—	—	—
K de Kluis	56,653	56,653	18,300	—	131,606	55,196	76,447	8,800	—	140,443
D Konar	28,014	37,250	4,600	—	69,864	28,037	37,917	6,600	—	72,554
HC Mamsch	56,653	78,685	11,500	—	146,838	55,196	57,895	6,600	—	119,691
B Radebe	28,014	17,414	6,900	—	52,328	28,037	8,811	6,600	—	43,448
ANR Rudd(3)	28,327	—	4,600	—	32,927	—	—	—	—	—
FA Sonn	28,014	8,707	4,600	—	41,321	28,037	8,811	6,600	—	43,448
E van As	98,426	—	6,900	—	105,326	112,147	—	6,600	166,886	285,633
	467,625	346,650	91,900	—	906,175	447,187	305,929	76,400	178,136	1,007,652

(1)                 Retired in March 2005

(2)                 Appointed January 2006 and resigned September 2006

(3)                 Appointed in April 2006

Executive Directors(4)

	2006
Director	Salary	Prior Year bonuses and performance related payments (6)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Benefit received from Credit Scheme Share Funding	Other (9)	Total
	US$
JL Job(2 & 7)	85,810	79,845	931	29,291	67,287	—	263,164
JCA Leslie(1 & 5)	2,623,998	827,830	52,959	2,189,838	287,707	—	5,982,332
W Pfarl	653,615	178,005	3,340	156,702	—	—	991,662
DG Wilson(3)	243,916	57,925	6,271	82,575	—	—	390,687
MR Thompson(8)	44,660	—	81	17,193	—	—	61,934
E van As(9)	—	—	—	—	—	1,463,520	1,463,520
	3,651,999	1,143,605	63,582	2,475,599	354,994	1,463,520	9,153,299

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

37.   DIRECTORS’ REMUNERATION (Continued)

	2005
Director	Salary	Prior Year bonuses and performance related payments (6)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Benefit received from Credit Scheme Share Funding	Total
	US$
JL Job(2 & 7)	382,692	143,180	11,053	145,568	—	682,493
JCA Leslie(1 & 5)	1,051,431	355,035	7,575	314,370	—	1,728,411
W Pfarl	659,647	279,055	3,433	155,610	—	1,097,745
DG Wilson(3)	253,346	75,070	7,176	96,854	—	432,446
MR Thompson(8)	—	—	—	—	—	—
E van As(9)	—	—	—	—	—	—
	2,347,116	852,340	29,237	712,402	—	3,941,095

(1)                 In terms of his contract with the company, Mr Leslie receives Sappi Limited shares as a performance bonus, should the shareholder return on the shares in Sappi Limited equal or exceed a comparator group of other international pulp and paper companies for each of the three year periods ending December 2003, December 2004 and December 2005.  Depending on the quantum by which the shareholder return exceeds the comparator group in each four year grouping, Mr Leslie could receive up to 16,667  shares. At December 2004 he received 16,667 shares with a value of US$167,787. (December 2003: 16,667 shares with a value of US$229,947). The company has also guaranteed Mr Leslie a minimum annual pension subject to various conditions being met.

(2)                 He was appointed as a non-executive director in January 2006. Resigned as non-executive director September 2006.

(3)                 Resigned as executive director in July 2006.

(4)                 Executive directors are paid remuneration packages which aim to be competitive in the countries in which they live and work, and they are generally paid in the currency of those countries.

(5)                 The portion of remuneration which relates to termination is US$5,034,076. An amount of US$1,068,134 which is included in the “Contributions paid under pension and medical aid schemes” column above, will only be paid to Mr Leslie in 2008 if a certain level of gain on Share Scheme Shares is not achieved.

(6)                 Bonuses and performance related payments are in respect of the previous year’s performance paid in the current year.

(7)                 In terms of his contract with the company, Dr Job received 12,000 restricted shares, which vest equally over a two year period ending December 2004 and December 2005. In 2005 he received the cash equivalent value of 6,000 shares of US$79,174.

(8)                 Appointed as executive director in August 2006.

(9)                 Includes board fees paid to Mr van As for the period April 2006 to September 2006 while acting CEO of US$98,426 and the value of 100,000 shares accrued at market price on date awarded by the board, namely R90.15 per share (US$1,365,094). 50,000 shares were purchased for Mr van As on 29 September 2006 and the remaining 50,000 will be purchased on 31 March 2007. He may not deal in these shares until a successor has been identified and the handover completed.

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
for the year ended September 2006

37.          DIRECTORS’ REMUNERATION (Continued)

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
for the year ended September 2006

38.          DIRECTORS’ INTERESTS

The following table sets out the directors’ interests in the shares in Sappi Limited. For the purpose of this table, directors’ interests are those in shares owned  either directly or indirectly as well as those shares in respect of which directors have vested obligations to purchase shares or repay loans in terms of the Sappi Limited Share Incentive Trust.

	2006			2005
	Direct Interests		Indirect Interests	Direct Interests		Indirect Interests
Director	Beneficial	Vested Obligations to Purchase or Repay Loans	Beneficial	Beneficial	Vested Obligations to Purchase or Repay Loans	Beneficial
Non-Executive Directors
DC Brink	—	—	10,000	—	—	10,000
M Feldberg	—	—	—	—	—	—
JE Healey	—	—	—	—	—	—
K de Kluis	4,000	—	—	4,000	—	—
D Konar	—	—	—	—	—	—
HC Mamsch	—	—	—	—	—	—
B Radebe	—	—	—	—	—	—
ANR Rudd	—	—	—	—	—	—
FA Sonn	—	—	—	—	—	—
E van As	—	—	—	230,000	200,000	342,636
Executive Directors
JL Job(1)	—	—	—	—	90,000	—
JCA Leslie(2)	—	—	—	33,334	—	—
MR Thompson(3)	—	40,200
W Pfarl	—	25,000	—	—	20,000	—
DG Wilson(4)	—	—	—	2,992	69,000	—
E van As	245,000	200,000	377,636
TOTAL	249,000	265,200	387,636	270,326	379,000	352,636

(1)                 Retired December 2005

(2)                 Resigned March 2006

(3)                 Appointed in August 2006

(4)                 Resigned July 2006

Changes in directors’ interests in Sappi Limited shares after year-end

Subsequent to year end in November 2006, W Pfarl sold 75,000 options resulting in a gain of US$606,428

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

38.   DIRECTORS’ INTERESTS (Continued)

Directors’ interests in contracts.

On September 12, 2006 Mr E van As entered into a zero cost collar contract with a commercial bank for 246,959 shares that are indirectly beneficially held  by  himself. The collar contract has a put strike price of R94.07 per share and call strike price of R111.99 per share. The term of the contract is for 364 days.

The directors have certified that they had no material interest in any significant transaction with either the company or any of its subsidiaries. Therefore there is no conflict of interest with regard to directors’ interests in contracts.

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

39.          Directors’ participation in the Sappi Limited Share Incentive Trust and Performance Share Incentive Plan

Share options, allocation shares and performance shares

The following table sets out all share options (whether vested or unvested), all other unvested allocation shares and performance shares granted to, and exercised by, each executive director in terms of the Sappi Limited Share Incentive Trust and Performance Share Incentive Plan during the year ended September 2006. These interests are also included in “Directors interests” in note 38. Details of share dealings are included in the second table.

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

Executive Directors	JL Job(6)		MR Thompson(3)		JCA Leslie(4)		W Pfarl		DG Wilson(5)		E van As(1)		Total 2006	Total 2005
	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	No of shares	No of shares
Outstanding at September 2005
Number of shares held		194,000				450,000		177,000		250,000		250,000	1,321,000	1,347,000
Issue 23a	R 39.00	44,000			—	—	—	—	R 21.30	48,000	—	—
Issue 24	R 53.85	30,000			—	—	R 53.85	50,000	R 53.85	50,000	R 53.85	100,000
Issue 25	R 49.00	25,000			—	—	R 49.00	25,000	R 49.00	25,000	R 49.00	50,000
Issue 26	R 147.20	30,000			—	—	—	—	R 147.20	25,000	R 147.20	50,000
Issue 27	R 112.83	30,000			—	—	R 112.83	30,000	R 112.83	30,000	R 112.83	50,000
Issue 27a	—	—			R 115.00	250,000	—	—	—	—	—	—
Issue 28	R 79.25	15,000			R 79.25	100,000	R 79.25	30,000	R 79.25	30,000	—	—
Issue 28a	—	—			—	—	—	—	—	—	—	—
Issue 29	R 78.00	20,000			R 78.00	60,000	R 78.00	30,000	R 78.00	30,000	—	—
Performance shares 29(2)	—	—			—	40,000	—	12,000	—	12,000	—	—
Offered and accepted
Issue 29											—	—	—	140,000
Performance shares 30(2)	—	—	—	—	—	100,000	—	42,000		42,000	—	—	184,000	64,000
Paid for
Number of shares		99,000				—		—		142,500			241,500	230,000
Weighted average allocated price		46.02				—		—		45.41
Returned, lapsed and forfeited
Number of shares						175,000		—		149,500		—	324,500
Weighted average allocated price		—				78.71		—		107.28		—
Resignation of Director
Number of shares		95,000				375,000							470,000
Weighted average allocated price		111.05				102.93						—
Appointment as Director
Number of shares				164,000								—	164,000
Weighted average allocated price		—		91.50								—

39.          Directors’ participation in the Sappi Limited Share Incentive Trust and Performance Share Incentive Plan (Continued)

Executive Directors	JL Job(6)		MR Thompson(3)		JCA Leslie(4)		W Pfarl		DG Wilson(5)		E van As(1)		Total 2006	Total 2005
	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	No of shares	No of shares
Outstanding at September 2006
Number of shares held	Resigned in September 2006			164,000	Resigned in March 2006			219,000	Resigned in July 2006			250,000	633,000	1,321,000
Issue 23a							—	—			—	—
Issue 24			R 53.85	15,000			R 53.85	50,000			R 53.85	100,000
Issue 25			R 49.00	3,000			R 49.00	25,000			R 49.00	50,000
Issue 26			R 147.20	15,000			—	—			R 147.20	50,000
Issue 27			R 112.83	15,000			R 112.83	30,000			R 112.83	50,000
Issue 27a			—				—	—			—	—
Issue 28			—				R 79.25	30,000			—	—
Issue 28a			R 79.25	18,000			—	—			—	—
Issue 29			R 78.00	18,000			R 78.00	30,000			—	—
Performance shares 29(2)			—	6,000			—	12,000			—	—
Performance shares 30(2)				24,000				42,000
Performance shares 30a(2)				50,000
Expiry dates
Issue 23a								—				—
Issue 24				21-Dec-07				21-Dec-07				30-Nov- 07
Issue 25				15-Jan-09				15-Jan-09				30-Nov-08
Issue 25a				—				—				—
Issue 26				28-Mar-10				—				30-Nov-08
Issue 27				13-Feb-11				13-Feb-11				30-Nov-08
Issue 27a				—				—				—
Issue 28								14-Jan-12				—
Issue 28a				30-Dec-11
Issue 29				13-Dec-12				13-Dec-12				—
Performance shares 29(2)				13-Dec-08				13-Dec-08
Performance shares 30(2)				13-Dec-09				13-Dec-09
Performance shares 30a(2)				8-Aug-10

Changes in executive directors’ share options, allocation shares and performance shares after year-end

Subsequent to year end in November 2006, W Pfarl sold 75,000 options resulting in a gain of US$606,428

(1)                    Relinquished his executive duties in June 2003. From that date until November 2003, Mr van As participated in ensuring a smooth transition to Mr Leslie, the new Chief Executive Officer.

(2)                    Performance shares are issued when all conditions per Note 30 are met.

(3)                    He was appointed as Financial Director on the 8th August 2006. The number of shares held at date of appointment have been brought in as one figure.

(4)                    Resigned as a director in March 2006. He will still be entitled to certain shares in terms of his agreement

(5)                    Resigned as a director in July 2006.

(6)                    Relinquished his executive duties in December 2005 and was appointed as a Non-executive director in January 2006. He resigned from that in September 2006

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)
for the year ended September 2006

39.          Directors’ participation in the Sappi Limited Share Incentive Trust and Performance Share Incentive Plan (Continued)

		Dealings in Sappi Limited Share Incentive Trust and Performance Share Incentive Plan shares
		for the year ended September 2006
Director		Date paid for	Number of shares paid for	Allocation price	Market value at date of payment	Gains on shares paid for US$(1)
Executive directors
JL Job	Deferred Sale	08 August 2006	44,000	39.00	89.33	324,995
	Deferred Sale	08 August 2006	30,000	53.85	89.33	156,208
	Deferred Sale	08 August 2006	25,000	49.00	89.33	147,967
DG Wilson(2)	Options	13 December 2005	8,000	21.30	74.01	66,670
	Deferred Sale	13 December 2005	8,000	21.30	74.01	66,670
	Options	24 August 2006	16,000	21.30	90.11	153,658
	Deferred Sale	24 August 2006	16,000	21.30	90.11	153,658
	Deferred Sale	01 September 2006	25,000	49.00	93.32	153,825
	Options	12 September 2006	25,000	53.85	94.00	136,286
	Deferred Sale	12 September 2006	25,000	53.85	94.00	136,286
	Options	14 September 2006	12,000	79.25	95.00	25,820
	Options	14 September 2006	4,772	78.00	95.00	11,083
	MIS Bonus(4)	14 September 2006	2,992	—	95.00	38,831
	Options	18 September 2006	2,728	78.00	94.50	6,094
Non-executive directors
E van As(3)	Trust shares
	Option
	Option
	Option
	Option
TOTAL			244,492			1,578,051

		Dealings in Sappi Limited Share Incentive Trust and Performance Share Incentive Plan shares
		for the year ended September 2005
Director		Date sold	Number of shares sold	Allocation price	Market value at date of sale	Gains on shares sold US$(1)
Executive directors
JL Job	Deferred Sale	—	—	—	—	—
	Deferred Sale	—	—	—	—	—
	Deferred Sale
DG Wilson(2)	Options	—	—	—	—	—
	Deferred Sale	—	—	—	—	—
	Options
	Deferred Sale
	Deferred Sale
	Options
	Deferred Sale
	Options
	Options
	MIS Bonus	—	—	—	—	—
	Options	—	—	—	—	—
Non-executive directors
E van As(3)	Trust shares	26 November 2004	24,813	R 56.75	R 77.50	87,383
	Option	26 November 2004	40,000	R 34.90	R 77.50	289,201
	Option	26 November 2004	30,000	R 19.90	R 77.50	293,274
	Option	26 November 2004	60,000	R 22.10	R 77.50	564,145
	Option	26 November 2004	100,000	R 27.90	R 77.50	841,805
TOTAL			254,813			2,075,808

(1)                    Converted from South African Rands to US Dollars at the exchange rates on the date of sale

(2)                    Resigned as executive director in July 2006

(3)                    Retired as executive director in November 2003. These shares arose from his participation in the Sappi Limited Share Incentive Trust while an executive director.

(4)          Management Incentive Scheme (“MIS’’).

SAPPI
SCHEDULE I—CONDENSED COMPANY FINANCIAL STATEMENTS
condensed company income statement
for the year ended September 2006

	note	2006	2005
		ZAR million
Operating loss	2	(16)	(30)
Income from subsidiaries	4	223	3,697
Other income	5	—	2,377
Net finance income	3	21	22
Profit before taxation		228	6,066
Taxation – Current		14	38
– Deferred		60	48
Profit for the year		154	5,980

SAPPI
CONDENSED COMPANY BALANCE SHEET
at September 2006

	2006	2005
	ZAR million
Assets
Non-current assets	14,798	15,114
Property, plant and equipment	5	8
Investments in subsidiaries	12,140	12,140
Related party receivables	2,387	2,641
Loan to Executive Share Purchase Trust	115	114
Deferred tax asset	151	211
Current assets	24	9
Receivables	2	2
Related party receivables	22	7
Total assets	14,822	15,123
Equity and liabilities
Shareholders’ equity	14,660	14,982
Ordinary share capital	239	239
Share premium	6,427	6,427
Non-distributable reserves	45	37
Distributable reserves	7,949	8,279
Non-current liabilities
Related party payables	1	6
Current liabilities	161	135
Trade and other payables	54	39
Related party payables	24	20
Taxation payable	83	76
Total equity and liabilities	14,822	15,123

SAPPI
CONDENSED COMPANY CASH FLOW STATEMENT
for the year ended September 2006

	2006	2005
	ZAR million
Profit before interest and taxation	207	6,044
Adjustments for non-cash items:
Subsidiary transactions	237	(5,477)
Other	12	16
Cash generated by operations	456	583
Increase (decrease) in working capital	15	(4)
Net finance income	21	22
Taxation paid	(7)	(158)
Dividends paid	(484)	(444)
Cash generated (utilised) in operating activities	1	(1)
(Decrease) increase in non-current assets	(1)	1
Proceeds of issuance of ordinary shares	—	—
Net movement in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of year	—	—
Cash and cash equivalents at end of year	—	—

SAPPI
CONDENSED COMPANY STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the year ended September 2006

	2006	2005
	ZAR million
Profit for the year	154	5,980
Total recognised income for the year	154	5,980

SAPPI
NOTES TO THE CONDENSED COMPANY FINANCIAL STATEMENTS
for the year ended September 2006

1.                 ADOPTION OF IFRS DURING THE YEAR

The company has adopted International Financial Reporting Standards (IFRS) in preparing the annual financial statements for the year ending September, 2006. The transition to IFRS is accounted for in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards with October 2004 as the date of transition. The changes in accounting policies as a consequence of the transition to IFRS are described below as well as reconciliations of the effects of the transition to IFRS.

•       Share-based Payment—IFRS 2

The company has applied the share-based payment exemption. IFRS 2 is therefore only applicable to equity instruments granted after November 7, 2002 that were not vested by January 1, 2005. For instruments vesting on or after January 1, 2005, Sappi Limited has recognised a charge of ZAR 8.3 million (2005: ZAR 13.3 million) in the income statement and set up a separate category in shareholders’ equity amounting to ZAR 38.4 million (2005: ZAR 30.0 million) for all share options and awards, based on the fair value of the awards as calculated at the grant date.

September 2005
ZAR million
Reconciliation of previous SA GAAP to IFRS profit for the year
Profit under SA GAAP	5,993
Share-based payment expense—IFRS 2	(13)
Profit under IFRS	5,980

This restatement had no impact on shareholders’ equity.

2.                 OPERATING LOSS

	2006	2005
	ZAR million
The operating loss is arrived at after taking into account the items detailed below:
Depreciation	3	3
Technical and administrative services paid other than to bona fide employees of the company	35	32
Auditors’ remuneration	18	20
– fees for audit and related services	14	15
– fees for other services	4	5

3.                 NET FINANCE INCOME

	2006	2005
	ZAR million
Interest paid	—	(1)
Interest received	8	7
Net foreign exchange gains	13	16
	21	22

4.                 INCOME FROM SUBSIDIARIES

	2006	2005
	ZAR million
Dividends received from subsidaries	223	1,464
Dividends received on liquidation of subsidiary	—	2,233
	223	3,697

5.                 OTHER INCOME

	2006	2005
	ZAR million
Profit on sale of investment to other subsidiary	—	2,184
Reversal of write down of investment	—	306
Investments written off	—	(113)
	—	2,377

During the year, Sappi restructured its treasury operations which resulted in the liquidation of one intermediary holding company and the transfer of directly held subsidiaries to indirectly held subsidiaries.

6.                 RECONCILIATION OF CHANGES IN EQUITY

	Number of	Ordinary share	Share	Ordinary share capital and share	Non-distributable	Distributable
	ordinary shares	capital	premium	premium	reserves	reserves	Total
	ZAR million
Balance—September 2004—as reported	239.1	239	6,427	6,666	7	2,760	9,433
IFRS adoption—Share based payments	—	—	—	—	17	(17)	—
Balance—September 2004	239.1	239	6,427	6,666	24	2,743	9,433
Profit for the year	—	—	—	—	—	5,980	5,980
Dividends	—	—	—	—	—	(444)	(444)
Share-based payments	—	—		—	13	—	13
Balance—September 2005	239.1	239	6,427	6,666	37	8,279	14,982
Profit for the year	—	—	—	—	—	154	154
Dividends	—	—	—	—	—	(484)	(484)
Share-based payments	—	—	—	—	8	—	8
Balance—September 2006	239.1	239	6,427	6,666	45	7,949	14,660

7.                 COMMITMENTS

	2006	2005
	ZAR million
Revenue commitments
Operating leases and rentals
Payable within one year	1	1
Payable in two to five years	2	2
	3	3

8.                 CONTINGENT LIABILITIES

	2006	2005
	ZAR million
Guarantees and suretyships	17,777	10,113

SAPPI
FINANCIAL STATEMENT SCHEDULE
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

				Foreign
	Balance —		Deductions	currency	Balance —
	beginning of	Costs and	(principally	translation	end of
	year	expenses	write-offs)	difference	year
	US$ million
Allowance for doubtful debts:
September 2005	37	1	(21)	—	17
September 2006	17	—	—	—	17