Form 20-F
period 2007-09-30
SAPPI LTD
filed 2007-12-14
CIK 1072483

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on December 14, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2007 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report................................[             ]

Commission file number 1-14872

SAPPI LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Republic of South Africa
(Jurisdiction of incorporation or organization)

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

YES ☒            NO ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

Item 6.	Directors, Senior Management and Employees	103
	Directors and Senior Management	103
	Board Practices	107
	Corporate Governance	109
	Employees	110
	Share Ownership	112
Item 7.	Major Shareholders and Related Party Transactions	114
	Major Shareholders	114
	Related Party Transactions	115
Item 8.	Financial Information	116
	Legal Proceedings	116
	Dividend Policy	116
	Significant Changes	117
Item 9.	The Offer and Listing	118
	Offer and Listing Details	118
	Markets	118
Item 10.	Additional Information	119
	Memorandum and Articles of Association	119
	South African Corporate Laws Amendment Act	127
	South African Companies Amendment Bill	127
	Material Contracts	129
	Exchange Controls	129
	Taxation	131
	Documents on Display	138
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	139
Item 12.	Description of Securities Other than Equity Securities	139
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	140
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	140
Item 15.	Controls and Procedures	140
	Disclosure Controls and Procedures	140
	Management's Report on Internal Control over Financial Reporting	140
	Attestation Report of the Registered Public Accounting Firm	140
Item 16A.	Audit Committee Financial Expert.	142
Item 16B.	Code of Ethics.	142
Item 16C.	Principal Accountant Fees and Services.	142
Item 16D.	Exemptions from the Listing Standards for Audit Committees.	143
Item 16E.	Purchases of Equity Securities.	143
PART III
Item 17.	Financial Statements	144
Item 18.	Financial Statements	144
Item 19.	Exhibits	145

OUR USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT

        Unless otherwise specified or the context requires otherwise in this Annual Report on Form 20-F ("Annual Report"):

  •
  references to "Sappi", "Sappi Group", "Group", "we", "us" and "our" are to Sappi Limited together with its subsidiaries;

  •
  references to "IFRS" are to the International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IASB");

  •
  references to "southern Africa" are to the Republic of South Africa, the Kingdom of Swaziland, the Kingdom of Lesotho, the Republic of Namibia and the Republic of Botswana;

  •
  references to "North America" are to the United States, Canada and the Caribbean;

  •
  references to "Latin America" are to the countries located on the continent of South America and Mexico;

  •
  references to "Rand", "ZAR" and "R" are to South African Rand and references to "SA cents" are to South African cents, the currency of South Africa;

  •
  references to "US dollar(s)", "dollar(s)", "US$", "$" and "US cents" are to United States dollars and cents, the currency of the United States;

  •
  references to "euro", "EUR" and "€" are to the currency of those countries in the European Union that form part of the common currency of the euro;

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

  •
  references to "market share" are based upon sales volumes in a specified geographic region during the fiscal year ended September 30, 2007;

  •
  references to "NBSK" are to northern bleached softwood kraft pulp frequently used as a pricing benchmark for pulp;

  •
  references to "groundwood" or to "mechanical" are to pulp manufactured using a mechanical process, or where applicable to paper, made using a high proportion of such pulp; and

  •
  references to "woodfree paper" are to paper made from chemical pulp, which is pulp made from wood fiber that has been produced in a chemical process.

        Except as otherwise indicated, in this Annual Report the amounts of "capacity" or "production capacity" of our facilities or machines are based upon our best estimates of production capacity at the date of filing of this Annual Report. Actual production by machines may differ from production capacity as a result of products produced, variations in product mix and other factors.

        Certain market share information and other statements presented herein regarding our position relative to our competitors with respect to the manufacture or distribution of particular products are not based on published statistical data or information obtained from independent third parties, but reflect our best estimates. We have based these estimates upon information obtained from our customers, trade and business organizations and associations and other contacts in our industries.

        Unless otherwise provided in this Annual Report, trademarks identified by ® are registered trademarks of Sappi Limited or our subsidiaries.

ACCOUNTING PERIODS AND PRINCIPLES

        Unless otherwise specified, all references in this Annual Report to a "fiscal year" and "year ended" of Sappi Limited refer to a twelve-month financial period. All references in this Annual Report to fiscal 2007, 2006 and fiscal 2005, or the years ended September 2007, 2006 or 2005 refer to Sappi Limited's twelve-month financial periods ended on September 30, 2007, October 1, 2006 and October 2, 2005, respectively; references in this Annual Report to fiscal 2008 refer to the period beginning October 1, 2007 and ending September 28, 2008. Our Group annual financial statements included elsewhere in this Annual Report have been prepared in conformity with IFRS, which differs in certain respects from United States Generally Accepted Accounting Principles ("United States GAAP" or "US GAAP"); see note 35 to our Group annual financial statements included elsewhere in this Annual Report.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

        We publish our Group annual financial statements and all financial data presented in this Annual Report in US dollars on a nominal (non-inflation adjusted) basis. For information regarding the conversion to US dollars in fiscals 2007, 2006 and 2005, see note 2 to our Group annual financial statements included elsewhere in this Annual Report.

FORWARD-LOOKING STATEMENTS

        In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), we are providing the following cautionary statement. Except for historical information contained herein, statements contained in this Annual Report may constitute "forward-looking statements" within the meaning of the Reform Act.

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

  •
  the highly cyclical nature of the pulp and paper industry;

  •
  pulp and paper production, production capacity, input costs (including raw materials, energy and employee costs) and pricing levels in North America, Europe, Asia and southern Africa;

  •
  any major disruption in production at our key facilities;

v

  •
  changes in environmental, tax and other laws and regulations; adverse changes in the markets for our products;

  •
  any delays, unexpected costs or other problems experienced with any business acquired or to be acquired and achieving expected savings and synergies;

  •
  consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed;

  •
  adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems; and

  •
  the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions.

        These factors are fully discussed in this Annual Report. For further discussion on these factors, see "Item 3—Key Information—Selected Financial Data", "Item 3—Key Information—Risk Factors", "Item 4—Information on the Company", "Item 5—Operating and Financial Review and Prospects—Financial Condition and Results of Operations", "Item 10—Additional Information—Exchange Controls" and note 31 to our Group annual financial statements included elsewhere in this Annual Report. You are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Annual Report and are not intended to give any assurance as to future results. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

Selected Financial Data

        The selected financial data set forth below has been derived from our Group annual financial statements and is qualified by reference to, and should be read in conjunction with, our Group annual financial statements and the notes thereto, which are included elsewhere in this Annual Report, and "Item 5—Operating and Financial Review and Prospects".

        We prepare our Group annual financial statements according to International Financial Reporting Standards. There are differences between these principles and those applied in the United States. You can read about the principal differences in note 35 to our Group annual financial statements included elsewhere in this Annual Report.

        We implemented IFRS for the first time in fiscal 2006 and restated comparative amounts for fiscal 2005. Our selected financial data is as reported in accordance with IFRS for fiscals 2005 to 2007. Financial data for fiscals 2003 and 2004 cannot be provided in accordance with IFRS without unreasonable effort and expense.

	Year Ended September
	2007	2006	2005
	(US$ million, except per share data)
Consolidated Income Statement Data:
International Financial Reporting Standards:
Sales(1)	5,304	4,941	5,018
Operating profit (loss)	383	125	(109)
Net profit (loss)	202	(4)	(184)
Basic earnings (loss) per share (US cents)	89	(2)	(81)
Diluted earnings (loss) per share (US cents)	88	(2)	(81)
Dividends per share (US cents)(2)	32	30	30
	Year Ended September
	2007	2006	2005	2004	2003
	(US$ million, except per share data)
United States GAAP:
Sales(1)	5,304	4,941	5,018	4,728	4,299
Operating profit (loss)(3)	288	22	(235)	114	266
Net profit (loss)(3)	149	(116)	(345)	40	142
Basic earnings (loss) per share (US cents)(3)	66	(52)	(154)	18	62
Diluted earnings (loss) per share (US cents)(3)	65	(52)	(154)	18	62
Dividends per share (US cents) (2)	32	30	30	30	29

	Year Ended September
	2007	2006	2005
	(US$ million)
Consolidated Balance Sheet Data:
International Financial Reporting Standards:
Total assets	6,344	5,517	5,889
Operating assets(4)	5,920	5,219	5,452
Total long-term borrowings	1,828	1,634	1,600
Shareholders' equity	1,816	1,386	1,589
	Year Ended September
	2007	2006	2005	2004	2003
	(US$ million)
United States GAAP:
Total assets	6,009	5,370	5,808	6,419	6,090
Operating assets(4)	5,581	5,066	5,369	5,889	5,465
Total long-term borrowings	1,920	1,734	1,643	1,904	1,869
Capital stock	34	29	35	32	35
Shareholders' equity(3)	1,569	1,356	1,591	1,979	1,908

Other Information:

	Year Ended September
	2007	2006	2005
	(US$ million, except number of shares data)
International Financial Reporting Standards:
EBITDA(5)	758	517	315
Weighted average number of ordinary shares in issue (in million)	227.8	226.2	225.8
	Year Ended September
	2007	2006	2005	2004	2003
	(US$ million, except number of shares data)
United States GAAP:
EBITDA (3) (5)	654	392	160	509	629
Weighted average number of ordinary shares in issue (in million)	227.1	225.3	224.7	225.0	227.6

(1)
Sales are defined in note 2 to our Group annual financial statements included elsewhere in this Annual Report.

(2)
The dividends per share were, in each case, declared after the end of the year indicated. For further information on our dividend policy, see "Item 8—Financial Information—Dividend Policy".

(3)
We adopted SFAS 123R at the beginning of fiscal 2006 year using the modified retrospective method. The 2006 Form 20-F only adjusted the 2006 and 2005 amounts. The 2004 and 2003 fiscal years have now been restated to reflect this adoption. The effect on the US GAAP operating profit was a decrease of US$6 million to US$114 million for the fiscal year of 2004 and a decrease of US$6 million to US$266 million for the fiscal 2003 year. US GAAP net profit reduced by US$5 million to US$41 million in 2004 and by US$6 million to US$142 million in the 2003 fiscal year. The EBITDA for 2004 and 2003 was also reduced by US$6 million and US$6 million respectively. The basic and diluted earnings per share for the 2004 and 2003 fiscal years also changed. There is no impact on the historical US GAAP shareholders equity as the expenses are recognized in the income statement (ultimately equity) with the corresponding credit being recognized in equity. As such, the net equity impact is zero.

(4)
Operating assets are defined in note 3 to our Group annual financial statements included elsewhere in this Annual Report.

(5)
In compliance with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit. As a result, our definition retains non-trading profit/loss and minority interest as part of EBITDA. EBITDA represents earnings before interest (net finance costs), taxation, depreciation and amortization. Net finance costs include: gross interest paid; interest received; interest capitalized; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the Group income statement for an explanation of the computation of net finance costs. We use EBITDA as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies. EBITDA is a measure used by the Group, together with measures of performance under IFRS and US GAAP, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe EBITDA is a useful and commonly used measure of financial performance in addition to net profit, operating profit and other profitability measures under IFRS or US GAAP because it facilitates operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortization methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated. For these reasons, we believe EBITDA and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully. EBITDA is not a measure of performance under IFRS or US GAAP and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company's operations in accordance with IFRS or US GAAP.

The EBITDA calculation was amended at the beginning of the financial year to eliminate the adjustment for fellings which previously resulted in fellings being added back in the calculation as part of amortization. Given the current accounting treatment of plantations, management has concluded that eliminating such an adjustment would be more appropriate in determining the EBITDA performance measure in future both for internal and reporting purposes. Prior year figures have been recalculated for comparison purposes as follows: 2006 decreased by US$74 million; 2005 decreased by US$66 million; 2004 decreased by US$55 million; 2003 decreased by US$21 million.

The
following table reconciles net profit (loss) to EBITDA.

	Year Ended September
	2007	2006	2005
	(US$ in million)
International Financial Reporting Standards:
Net profit (loss)	202	(4)	(184)
Add back:
Depreciation and amortization	375	392	424
Net finance costs	134	130	80
Taxation	47	(1)	(5)

EBITDA	758	517	315
	Year Ended September
	2007	2006	2005	2004	2003
	(US$ in million)
United States GAAP:
Net profit (loss)	149	(116)	(345)	40	142
Add back:
Depreciation and amortization	355	372	404	395	364
Net finance costs	88	106	55	93	90
Taxation	62	30	46	(19)	33

EBITDA	654	392	160	509	629

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

Risks Related to Our Industry

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

        The majority of our fine paper sales consist of sales to merchants. The pricing of products for merchant sales can generally be changed between 30 to 90 days advance notice to the merchant. Sales to converters may be subject to longer notice periods for price changes. Such notice periods generally would not exceed 6 to 12 months. In southern Africa, we have entered into longer-term fixed-price agreements of between 6 to 12 months duration for primarily packaging paper and newsprint sales with domestic customers. Such agreements accounted for approximately 5% of consolidated sales during fiscal 2007.

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

        We compete against a large number of pulp and paper producers located around the world. A recent trend towards consolidation in the pulp and paper industry has created larger, more focused pulp and paper companies. Some of these companies benefit from greater financial resources or operate mills that are lower cost producers of pulp and paper products than our mills. We cannot assure you that each of our mills will be competitive. Furthermore, we cannot assure you that we will be able to take advantage of consolidation opportunities which may arise, or that any failure to exploit opportunities for growth would not make us less competitive. Increased competition, including import duties decrease in accordance with the terms of free trade agreements, could cause us to lose market share, increase expenditures or reduce pricing, any of which could have a material adverse effect on the results of our operations. In addition, competition may result in our being unable to increase selling prices of our products sufficiently or in time to offset the effects of increased costs without losing market share. A significant weakening of the US dollar in comparison to the euro could redirect a significant amount of imports from Europe.

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

        For further information, see "Item 4—Information on the Company—Business Overview—Environmental and Safety Matters—Environmental Matters" and "Item 5—Operating and Financial Review and Prospects—Environmental Matters".

The availability and cost of insurance cover can vary considerably from year to year as a result of events beyond our control, and this can result in our paying higher premiums and periodically being unable to maintain the levels or types of insurance carried.

        Although the insurance market has been stable for the last three to four years, it remains cyclical and catastrophic events can change the state of the insurance market, leading to sudden and unexpected increases in premiums and deductibles and unavailability of coverage due to reasons totally unconnected with our business.

        Although we have successfully negotiated the renewal of our 2008 insurance cover at rates similar to those of 2007 and self-insured deductibles for any one property damage occurrence have remained at $25 million, with an unchanged aggregate limit of $40 million, we are unable to predict whether past or future events will result in less favorable terms. For property damage and business interruption, there generally does not seem to be cost effective cover available to full value, however the directors believe that the loss limit cover of $1 billion should be adequate for what they have determined as the reasonably foreseeable loss for any single claim.

        While we believe our insurance programs provide adequate coverage for reasonably foreseeable losses, we continue working on improved risk management to lower the risk of incurring losses from uncontrolled incidents. We are unable to assure you that actual losses will not exceed our coverage or that such excess will not be material.

New technologies or changes in consumer preferences may affect our ability to compete successfully.

        We believe that new technologies or novel processes may emerge and that existing technologies may be further developed in the fields in which we operate. These technologies or processes could have an impact on production methods or on product quality in these fields. Unexpected rapid changes in employed technologies or the development of novel processes that affect our operations and product range could render the technologies we utilize or the products we produce obsolete or less competitive in the future. Difficulties in assessing new technologies may impede us from implementing them and competitive pressures may force us to implement these new technologies at a substantial cost. Any such development could materially and adversely impact our revenues or net profits or both.

        Consumer preferences may change as a result of the availability of alternative products or of services such as electronic media or the internet, which could impact consumption of our products.

Risks Related to Our Business

Our indebtedness may impair our financial and operating flexibility.

        Our level of indebtedness and the terms of our indebtedness could negatively impact our business and liquidity. As of September 2007, our interest bearing debt (long term and short term interest bearing debt plus overdraft) was US$ 2,621 million. While reduction of our indebtedbness is one of our priorities, opportunities to grow within our businesses will continue to be evaluated, and the financing of any future acquisition or capital investment may include the incurrence of additional indebtedness.

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

        During fiscal 2008, we have approximately US$ 793 million of renewable facilities that mature. We will seek to refinance such indebtedness when it becomes due through the issuance of new debt in the global capital markets. In the third quarter of fiscal 2007, the global debt markets were subject to significant pressure triggered by the collapse of the sub-prime mortgage market in the U.S. This liquidity crunch has continued through to the end of the year. In addition, our credit rating issued by Standard & Poors was recently downgraded from BB+ to BB. These adverse developments in the credit markets and in our credit rating may negatively impact the amount and terms of the debt we are able to issue. Our liquidity will be adversely affected if we must repay all or a portion of our maturing debt from available cash or through use of our existing liquidity facilities. In addition, our results of operations will be adversely impacted to the extent the terms of the debt we are able to issue are less favorable than the terms of the debt being refinanced. It is also possible that we will need to agree to covenants that place additional restrictions on our business.

        Exchange control restrictions may restrict the transfer of funds directly or indirectly between our subsidiaries or between the parent company and our subsidiaries. We may also incur tax costs in connection with these transfers of funds. As a consequence, the ability of Sappi Limited or any of our subsidiaries to make scheduled payments on its debt will depend on its financial and operating performance, which will depend on various factors beyond our control, such as prevailing economic and competitive conditions. If Sappi Limited or any of our subsidiaries is unable to achieve operating results or otherwise obtain access to funds sufficient to enable it to meet its debt service obligations, it could face substantial liquidity problems. As a result, it might need to delay investments or dispose of material assets or operations. The timing of and the proceeds to be realized from any such disposition would depend upon circumstances at the time.

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

        Since the adoption of the euro by the European Union on January 1, 1999 (when the euro was trading at approximately $1.18 per euro), it has fluctuated against the US dollar to approximately $1.42, $1.27 and $1.20 per euro at the end of fiscal 2007, 2006 and 2005, respectively. It reached a low of approximately $0.83 per euro on October 25, 2000 and, on December 3, 2007, was trading at approximately $1.46 per euro.

        In recent years, the value of the Rand against the US dollar has fluctuated considerably. It has moved against the US dollar to approximately R6.89, R7.77 and R6.37 per US dollar at the end of fiscal 2007, 2006 and 2005, respectively. The Rand reached a low of approximately R13.90 per US dollar on December 21, 2001. Since then, it has appreciated and on December 3, 2007 was trading at approximately R6.85 per US dollar.

        For further information, see notes 2, 21 and 31 to our Group annual financial statements included elsewhere in this Annual Report and "Item 5—Operating and Financial Review and Prospects—Operating Results—Foreign Exchange, Inflation and Interest Rates".

There are risks relating to the countries in which we operate that could impact our earnings or affect your investment in our Company.

        We own manufacturing operations in five countries in Europe, four states in the United States, South Africa, Swaziland and have an investment in a joint venture in China. These risks arise from being subject to various economic, fiscal, monetary, regulatory operational and political factors that affect companies generally and which may change as economic, social or political circumstances change. See "Item 5—Operating and Financial Review and Prospects—South African Economic and Political Environment" and "Item 5—Operating and Financial Review and Prospects—South African Exchange Controls".

        While the geographic diversity of our operations may help to mitigate these risks, our Southern African operations have in recent years accounted for a disproportionate percentage of our operating profits. In fiscal 2007, 45% of our sales originated from Europe, 28% from North America and 27% from southern Africa. 40% of our operating assets were located in Europe, 22% in North America and 38% in southern Africa. However in fiscal 2007 23% of our operating profits were from Europe, 6% in North America and 71% in southern Africa.

We face certain risks in dealing with HIV/AIDS which may have an adverse effect on our southern African operations.

        There is a serious problem with HIV/AIDS infection among our southern African workforce, as there is in southern Africa generally. Although the HIV/AIDS infection rate of our southern African workforce is significantly lower than the national average, it is expected to increase over the next decade. While we have several programs designed to mitigate the impact of the disease on our business, the costs and lost worker's time associated with HIV/AIDS may adversely affect our southern African operations.

        For further information, see "Item 5—Operating and Financial Review and Prospects—South African Economic and Political Environment".

A limited number of customers account for a significant amount of our revenues.

        We sell a significant portion of our products to several major customers, including PaperlinX, Igepa, xpedx and Antalis. Any adverse development affecting our principal customers or our relationships with our principal customers could have an adverse effect on our business and results of operations. See "Item 4—Information on the Company—Sappi Fine Paper—Marketing and Distribution—Customers" and "Item 4—Information on the Company—Sappi Forest Products—Marketing and Distribution—Customers".

Because of the nature of our business and workforce, we are facing challenges in the retention of management and the employment of skilled people that could adversely affect our business.

        We are facing an aging demographic work profile among our management due to the mature nature of our industry and the rural and often remote location of our mills, together with generally long tenure of employees at the mills. As a result we are likely to experience groups of employees leaving the company within a relatively short space of time of one another and may have difficulty attracting qualified replacements. The potential risks we face are a loss of institutional memory, skills, experience and management capabilities. Although we have put in place a number of initiatives to mitigate this risk, including implementing programs to promote phased retirement and transfer of knowledge, creating flexibility in career and job design and focusing greater effort on succession planning and talent review and effective skills training and leadership development we may be unable to attract and retain sufficient qualified replacements when and where necessary to avoid an adverse impact on our business.

The inability to recover increasing input costs through increased prices of our products has had, and may continue to have, an adverse impact on our profitability.

        The selling prices of the majority of the products manufactured and the purchase prices of many of the raw materials we use generally fluctuate in correlation with the global commodity cycles. In addition, we have been experiencing increasing costs of a number of raw materials due to global trends beyond our control. The global warming and carbon footprint imperatives are causing the increased use of sustainable, non-fossil fuel, sources for electricity generation. Electricity generation companies are competing for the same raw material, namely wood and wood chips, in the same markets as us, driving prices upwards, especially during winter in the Northern hemisphere. In addition, the price of crude oil is at historically high levels and is likely to remain at such levels for the foreseeable future because of, among other things, political instability in the oil producing regions of the world. This impacts the oil based commodities required by our business in the areas of energy (including electricity), transport, and chemicals.

        As occurred during the 2006 and 2007 fiscal years, a major potential consequence of the increase in the price of input commodities is the Group's potential inability to counter this effect through increased selling prices. This results in reduced operating profit, and has a negative impact on business planning.

        While the Group is in the process of implementing steps to reduce the Group's cost of commodity inputs, other than maintaining a high level of pulp integration, the hedging techniques we apply on our raw materials and products are on a small scale and short term in nature. Moreover, despite our present relatively high level of pulp integration, in the event of significant increases in the prices of pulp, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins.

Catastrophic events, such as fires, affecting our plantations may adversely impact our ability to supply our southern African mills with timber from the region.

        The southern African landscape is prone to, and ecologically adapted to, frequent fires. The risk of uncontrolled fires entering and burning significant areas of plantation is high, but under normal weather conditions this risk is managed through comprehensive fire prevention and protection plans. In 2007, southern Africa experienced a number of abnormal weather events (hot, dry conditions fanned by extremely strong winds), which resulted in disastrous plantation fires across vast areas of the eastern South African seaboard. There is some cause for concern that these abnormal weather conditions may be occurring more frequently as a result of the potential impact of climate change. In addition, because the transformation of land ownership and management in southern Africa has been moving ownership and management of plantations to independent growers, we have less ability to directly manage fire risk, as well as risks of other catastrophic events, such as pathogen and pest infestations. As a consequence, the risk of plantation fires or other catastrophic events remains high and may be increasing. Continued or increased losses of our wood source could jeopardize our ability to supply our mills with timber from the region.

Risks Related to Our Shares

Your ability to sell a substantial number of ordinary shares may be restricted by the limited liquidity of shares traded on the JSE Limited.

        The principal trading market for the ordinary shares of Sappi Limited is the JSE Limited ("JSE") (formerly known as the Johannesburg Stock Exchange). Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major international markets. In fiscal 2007, 247 million ordinary shares of Sappi Limited were traded on the JSE and 50 million ADSs were traded on the New York Stock Exchange. See "Significant shareholders may be able to influence the affairs of our Company", "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders", "Item 9—The Offer and Listing—Offer and Listing Details" and "Item 9—The Offer and Listing—Markets".

Significant shareholders may be able to influence the affairs of our Company.

        Although our investigation of beneficial ownership of our shares identified only two beneficial owners of more than 5% of our ordinary shares, holding approximately 19.1%, as shown in our shareholders' register at September 30, 2007, the five largest shareholders of record, four of which are nominees that hold shares for a multitude of beneficial owners, owned approximately 93% of our ordinary shares. See "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders".

ITEM 4.    INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

        Sappi Limited is a public company incorporated in the Republic of South Africa. Its principal executive offices are located at 48 Ameshoff Street, Braamfontein, Johannesburg, 2001, Republic of South Africa and its telephone number is +27-11-407-8111.

        Sappi Limited was founded and incorporated in 1936 in South Africa and is a corporation organized under the Companies Act 61 of 1973 of the Republic of South Africa.

        Until 1990, we primarily expanded our operations within southern Africa. Since 1990, we have grown through acquisitions outside of southern Africa. In the mid 1990's we acquired S.D. Warren Company, a market leader in the United States in coated fine paper and a major producer of other speciality paper products. It now conducts business as Sappi Fine Paper North America. In the late 1990's we acquired KNP Leykam, a leading European producer of coated fine paper. KNP Leykam now conducts business as Sappi Fine Paper Europe. In May 2002 we acquired Potlatch Corporation's coated fine paper business and have integrated it in Sappi Fine Paper North America.

        In December 2004 we acquired 34% of Jiangxi Chenming Paper Company, a joint venture which commissioned in mid-2005 a coated mechanical paper machine, mechanical pulp mill and de-inked pulp mill in China.

        In August 2006, we announced the expansion of the existing capacity at Sappi Saiccor in South Africa, where Chemical Cellulose products are produced. The current capacity of the mill is approximately 600,000 metric tonnes per annum. The expansion will increase capacity by a net 225,000 metric tonnes per annum and is expected to startup in the second calendar quarter of 2008.

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

        We currently have our primary listing on the JSE Limited (formerly the Johannesburg Stock Exchange) and have secondary listings on the New York and London Stock Exchanges.

BUSINESS OVERVIEW

Business Strategy

        Our objective for the coming years is to build on our position as a global leader in the coated fine paper market, which was from the beginning of the 1990's one of the fastest growing market sectors in the paper industry, and to explore opportunities across the broad spectrum of coated paper to utilize our experience in paper coating as well as the chemical cellulose market and to support this with a high level of economic pulp integration. These represent our core products and sectors in the paper and forest products industry. We see opportunities to grow our low cost fiber base. We will continue to invest in all our businesses where we can produce acceptable returns. The key elements of our business strategy are and have been as follows:

Strengthen our leadership position in our core businesses through organic growth and selective acquisitions.

        We believe that opportunities for further consolidation remain in our sector. We intend to participate in this consolidation, aiming to strengthen our position in Europe, North America, and eventually Asia. We intend to focus on investment and acquisition opportunities that fit our strategies, that offer a potential return that exceeds our expected cost of capital and that in the medium term are more advantageous than buying back our shares.

Maintain a global presence.

        One of Sappi's key strengths is our geographically diverse business base. We have a significant presence in each of Europe, North America and Africa, and a modest presence in Asia. The presence in Europe and North America has been built up over the past fifteen years, largely through strategic acquisitions. We will continue to pursue a strategy of geographic diversification supported by leading market positions.

Maintain a high level of economic pulp integration.

        We intend to maintain a high level of economic pulp integration, which helps reduce the impact of pulp price volatility on our earnings.

Maintain cost efficient asset base and invest to increase efficiency/productivity.

        We believe our asset base has some of the lowest cost and most efficient assets in the coated fine paper sector in the world. We maintain a rigorous focus on costs, and actively manage our asset base, including divesting or closing non-performing assets. We have closed 14 paper machines since 1995, including the closure of the Nash Mill in 2006.

        We maintain an investment policy that is focused on high return projects. A significant portion of our investments are designed to increase production capacity, reduce costs and improve product quality.

Drive growth through market focus and innovation.

        The Sappi Group operations represent the originators of many of the major innovations in the industry in the last century. We continue to maintain a focus on innovation through our research and development centers in Europe, North America and South Africa and have established multi-regional, multi-disciplinary teams to ensure that we transfer knowledge throughout the Group and implement best practice policies and that our research and development efforts are market oriented. We intend to allocate additional resources to marketing, innovation and technology. These include the creation of multi-regional marketing teams and linking them with the relevant technology teams.

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

        Long-term, paper and board consumption has grown in line with overall economic growth, but consumption patterns are also influenced by short-term economic developments. Pricing largely is influenced by the supply/demand balance for individual products, which is partially dependent on capacity and inventory levels in the industry. The ability to adapt capacity changes in response to shorter-term fluctuations in demand is limited, as large amounts of capital are required for the construction or upgrade of production facilities and as lead times are long between the planning and completion of new facilities. Industry-wide over-investment in new production capacity has in the past led to situations of significant oversupply, which have caused product prices to decrease. This has been exacerbated by inventory speculation, as purchasers have sought to benefit from the price trend. As a result, financial performance has deteriorated during periods of significant oversupply and improved when demand has increased to levels that support the implementation of price increases.

        In recent years, the industry has experienced significant strategic changes. The high costs associated with building new paper mills and establishing and growing market share have led to companies focusing on acquisition, rather than construction, of new capacity. In China, however, rapid economic growth and government incentives have spurred massive investment in the pulp and paper industry. Over the last 5 years, China's paper and board as well as fine paper capacity increased considerably allowing China to change from a net importer to a net exporter of coated fine paper. Another result of this trend has been a greater concentration of production capacity among fewer producers. Many leading industry producers now focus on fewer core grades and have divested non-core assets that are not part of the industry or which have been considered not consistent with long-term strategies. The regional and global market shares of leading producers have increased significantly over the past decade.

        The following table shows a breakdown and description of the major product categories Sappi participates in, the products in these categories and the typical uses for such products. We have produced and sold each of these products in each of our last three fiscal years.

Major Product Categories	Description and Typical Uses
Fine Paper:
Coated paper	Higher level of smoothness than uncoated paper achieved by applying a coating (typically clay based) on the surface of the paper. As a result, higher reprographic quality and printability is achieved. Uses include brochures, catalogues, corporate communications materials, direct mail promotions, educational textbooks, luxury advertising, magazine covers and upscale magazines.
Uncoated paper	Uses include business forms, business stationery, general printing paper, tissue and photocopy paper.
Speciality paper	Can be either coated or uncoated. Uses include bags, labels, packaging and release paper for casting textured finishes (e.g. artificial leather).

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
Groundwood products:
Newsprint	Manufactured from groundwood and bleached chemical pulp. Uses include advertising inserts and newspapers. Demand is highly dependent on newspaper circulation and retail advertising.
Coated groundwood paper	A coated groundwood fiber based paper, primarily used for magazines, catalogues and advertising material. Manufactured from mechanical pulp.
Pulp:
Paper pulp
Main raw material used in production of printing, writing and packaging paper. Pulp is the generic term that describes the cellulose fiber derived from wood. These cellulose fibers may be separated by mechanical, thermo-mechanical or chemical processes. The chemical processes involve removing the glues (lignins) which bind the wood fibers to leave cellulose fibers. Paper made from chemical pulp is generally termed "woodfree". Uses include paper, paperboard and tissue.
Chemical cellulose
Manufactured by similar processes to paper pulp, but purified further to leave virtually pure cellulose fibers. Chemical cellulose is used in the manufacture of a variety of cellulose textile and non-woven fiber products, including viscose staple fiber (rayon), solvent spun fiber (lyocell) and filament. It is also used in various other cellulose-based applications in the food, cigarette, chemical and pharmaceutical industries. These include the manufacture of acetate flake, microcrystalline cellulose, cellophane, ethers and moulding powders. The various grades of chemical cellulose are manufactured in accordance with the specific requirements of customers in different market segments. The purity of the chemical cellulose is one of the key determinants of it's suitability for particular applications with the purer grades of chemical cellulose generally supplied into the speciality segments.
Timber products:	Sawn timber for construction and furniture manufacturing purposes.

        The following table sets forth selected pulp and paper prices in certain markets for the periods presented.

	Year Ended September
	2007		2006		2005
	Low	High	Low	High	Low	High
Coated Fine Paper
100 gsm delivered Germany (euro per metric tonne)(1)	790	805	790	825	845	845
60 lb. delivered US (US$ per short tonne)(2)	905	950	900	960	870	920
Uncoated Fine Paper
50 lb. delivered US (US$ per short tonne)(3)	800	845	700	850	700	770
Paper Pulp
NBSK (US$ per metric tonne)(4)	725	825	595	715	585	655
Chemical cellulose
92 alpha (US$ per metric tonne)(5)	715	870	650	775	600	780

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

        Our 2007 North American coated fine paper sales volume was 31% in sheet form and 69% in reel form. The sheet volume is largely influenced by brochure and general commercial printing activities and printers using mainly sheet-fed offset lithographic printing processes, which are not particularly seasonal, and corporate annual reports, which result in heaviest demand during the first calendar quarter. Reels volume is heavily influenced by catalogue activity, which is strongest in the third and fourth calendar quarters, text book activity, which is strongest in the second and third calendar quarters, and publication printer activity, which is not particularly seasonal. These printers principally use heatset web offset printing processes.

        Our 2007 European business' sales volumes of coated fine paper were 61% in sheet form and 39% in reels form. Due to the diversity in languages in the European market, the print editions of brochure and general commercial printing activities are considerably smaller than in the US market. This translates into a significantly higher volume in sheets. The seasonal patterns of both sheets and reels are mostly influenced by the catalogue business. This segment has its highest seasonal activity in the spring, when the fashion catalogues come out, and the autumn, when the Christmas catalogues and holiday brochures are printed. Commercial print and publishing business provide a more steady demand in this market.

        See "Item 5—Operating and Financial Review and Prospects—Markets".

        Uncoated Paper.    Uncoated fine paper represents the largest industry fine paper grade in terms of both global capacity and consumption. Uncoated fine paper is used for bond/writing and offset printing papers, photocopy papers, writing tablets (e.g. legal pads), speciality lightweight printing paper (e.g. bibles) and thin paper.

        The market for uncoated paper products generally follows cyclical trends, which do not necessarily coincide with cycles for coated paper but are impacted by capacity changes in uncoated fine paper output levels.

        Speciality Paper.    The high value-added speciality paper markets in which Sappi Fine Paper operates generally follow trends in the respective end use sectors in addition to changes in production capacity, output levels and cyclical changes in the world economy. Largely due to the highly specialized nature of speciality paper, price fluctuations have historically tended to lag and be less precipitous than price changes in the uncoated fine paper market.

Packaging Products

        Our range of forest products comprises a variety of packaging papers produced in southern Africa at the Tugela, Cape Kraft and Ngodwana mills. We are one of the two major suppliers of packaging papers in South Africa.

        Packaging Paper.    As with fine paper, the market for packaging papers is affected by cyclical changes in the world economy, local economic growth, retail sales and by changes in production capacity and output levels. The southern African containerboard market has been positively affected by strong gross domestic product growth and corresponding growth in retail sales during fiscal 2007. Demand for sack kraft is largely driven by the demand for cement, potatoes, sugar and milling products. Sappi's sack kraft market share was negatively affected by lower priced imported products and production constraints in 2005 and 2006.

        In the South African domestic market, we have entered into medium-term contractual commitments with converters of containers, sacks and bags. These commitments include certain volume targets and, in some cases, as is customary in the market, fixed prices for periods of 12 months.

Groundwood Products

        Newsprint.    The Ngodwana mill produces newsprint. The worldwide market for newsprint is a low growth sector in the paper industry and was adversely affected during the early 1990s by substantial increased capacity and stagnating demand from, and cost-cutting measures imposed by, major newsprint end-users. Consumption in South Africa has grown on the back of new titles and greater penetration of freesheets.

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

        Paper Pulp.    The market pulp industry is highly competitive and is sensitive to changes in industry capacity, producer inventories, demand for paper and cyclical changes in the world economy. The market price per metric tonne of NBSK pulp, a pulp principally used for the manufacture of fine paper, is a benchmark widely used in the industry for comparative purposes.

        Pulp prices have improved from a cyclical low of $380 in 2002. The pulp market improved towards the end of 2005 and remained firm during 2006 and 2007. As a result NBSK prices averaged $695 during 2006 and continued to increase to $770 in October 2006 and $830 in October 2007.

        Market unbleached kraft pulp (UKP) is used in the production of packaging papers, including kraft linerboard and sack kraft and for certain niche products such as oil and air filters. The market price of UKP generally follows the price trends of other paper pulp grades.

        Chemical cellulose.    The viscose staple fiber (VSF) industry which manufactures textile and non-woven fibers is the largest market segment for chemical cellulose. Prices of VSF grade chemical cellulose generally follow those of the European NBSK. Since 1995, the price of VSF grade chemical cellulose has ranged from a high of over $1,000 per metric tonne in the fourth quarter of 1995, to a low of $470 per metric tonne in the second quarter of 2002. During the past year, prices of VSF grade chemical cellulose continued to strengthen reaching a high in the fourth fiscal quarter of 2007 of $870 per metric tonne. These higher price levels are expected to continue in the short term. Prices of the higher purity chemical cellulose used in applications other than for VSF products tend to be more stable and are largely unrelated to the price of NBSK. The manufacture of cellulose acetate flake (used in the manufacture of acetate tow for cigarette filter tips) is the second largest application for chemical cellulose after viscose staple fiber. The market price for chemical cellulose used for cellulose acetate flake production has increased to levels above $950 per metric tonne and is set by competitive forces within this specific market.

Timber Products

        Our timber products operations are concentrated in South Africa and consist of sawn timber for the building industry and components for the furniture and packaging industry.

Business Review

        We are a global leading producer of coated fine paper and chemical cellulose.

        We are a geographically diverse global paper company with significant manufacturing operations on three continents and sales in over 100 countries. During fiscal 2007, we had sales of $5,304 million, operating profit of $383 million and net profit of $202 million. We currently have a paper production capacity of approximately 5.1 million metric tonnes per annum, chemical cellulose production capacity of 600,000 metric tonnes per annum and paper pulp production capacity of 2.9 million metric tonnes per annum.

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

        The markets for our pulp and paper products are significantly affected by changes in industry capacity and output levels and by cyclical changes in the world economy. For further information, see "Item 5—Operating and Financial Review and Prospects".

        The chart below represents the operational rather than the legal or ownership structure of Sappi as of November 2007. Units shown are not necessarily legal entities.

        The following table sets forth certain information with respect to our operations for, or as at the end of, the year ended September 2007.

	Sappi Fine Paper
	North America	Europe	South Africa	Sappi Forest Products	Corporate And Other	Total
	(US$ million, metric tonnes in thousands)
Sales volume (metric tonnes)	1,506	2,493	350	2,514	—	6,863
Sales	1,511	2,387	358	1,048	—	5,304
Operating profit	22	88	9	264	—	383
Operating assets(1)	1,263	2,371	202	1,984	99	5,919

(1)
Operating assets as defined in note 3 to our Group annual financial statements included elsewhere in this Annual Report.

SAPPI FINE PAPER

Overview

        Sappi Fine Paper is the largest business sector of Sappi and contributed approximately 63% of our sales volumes in fiscal 2007. It has the capacity to produce 4.2 million metric tonnes of paper per annum at its 14 paper and related paper pulp mills located on three continents. Sappi Fine Paper operates in three principal regions: Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Fine Paper South Africa.

        The following chart sets forth certain information with respect to the mills and principal products of Sappi Fine Paper as of November 2007.

        The following table sets forth approximate annual production capacity with respect to Sappi Fine Paper's products.

	Annual Production Capacity
	North America	Europe	South Africa		Total
Production capacity (000s metric tonnes):
Fine paper
Coated(1)	1,260	2,595	80		3,935
Uncoated(2)	—	45	270		315

Total(3)	1,260	2,640	350		4,250
Paper pulp	900	670	160		1,730
Percentage paper pulp integration(4)	115%	48%	59	%(5)	65%

(1)
Includes coated fine paper, coated groundwood paper and speciality papers.

(2)
Includes 30,000 metric tonnes of tissue manufactured at the Stanger mill in South Africa and 14,000 metric tonnes of kraft manufactured at the Enstra and Adamas mills in South Africa.

(3)
Excludes Chinese joint venture tonnes.

(4)
Includes pulp used internally and pulp sold.

(5)
Sappi Forest Products provides most of the additional pulp requirements of our South African fine paper operations.

Facilities and Operations

Sappi Fine Paper North America

        Sappi Fine Paper North America is a leading producer and supplier of coated fine paper in the United States. Sappi Fine Paper North America also produces coated specialty papers and, from time to time, uncoated fine papers.

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

        Coated paper accounted for approximately 75% of Sappi Fine Paper North America's sales in fiscal 2007. Speciality paper and pulp accounted for the remaining 25%.

        The following table sets forth sales by product for our North American operations, including contribution from the closed Muskegon assets in fiscal 2005.

	Year Ended September
	2007	2006	2005(1)
Sales (US$ million)
Coated fine paper	1,136	1,094	1,148
Speciality paper and other(2)	375	345	310

Total	1,511	1,439	1,458

(1)
Includes sales for the Number 4 paper machine at Muskegon mill during the 2005 fiscal year, which contributed US$83 million of sales (68,300 metric tonnes).

(2)
Other consists primarily of market pulp.

        For the year ended September 2007, Sappi Fine Paper North America sold approximately 1,506,000 metric tonnes of paper and pulp products. The following table sets forth, as of

September 2007, the production capacity, number of paper machines, products, pulp integration and capital expenditures at each of our continuing mills in North America.

	Mill Locations
Production capacity (000s metric tonnes)
	Cloquet	Somerset	Muskegon	Westbrook
Paper	300	760	170	30
Market pulp	230	110	—	—
Number of paper machines	2	3	1	1
Products:
Paper	Coated fine paper	Coated fine paper	Coated fine paper	Casting release paper
Market pulp	Bleached kraft pulp	Bleached kraft pulp	—	—
Percentage pulp integration(1)	228%	98%	None	None
Capital expenditures (October 2004-September 2007) (US$ million)	52	68	16	12

(1)
Includes pulp sold to third parties.

        Cloquet.    The Cloquet mill has two paper machines and an offline coater, producing premium coated paper. The newest machine and coater were installed in 1988 and 1989, respectively. The pulp mill started up by the previous owner in 2000 at a total cost of US$525 million and is the newest pulp mill in the United States. The Cloquet paper machines have an annual production capacity of 300,000 metric tonnes of coated paper, and the state-of-the-art pulp mill has an annual production capacity of 410,000 metric tonnes.

        Somerset.    The Somerset mill is a low-cost producer and has an annual production capacity of approximately 760,000 metric tonnes of paper and approximately 490,000 metric tonnes of pulp. The pulp mill was built in 1976, and Somerset became an integrated facility with the completion of Paper Machine 1 (PM1) in 1982. Each of the three paper machines at the Somerset facility employs Sappi Fine Paper North America's patented on-line finishing technology. This technology combines the three steps (paper making, coating and finishing) in the manufacture of coated paper into one continuous process. It is well suited for the lighterweight coated free sheet papers produced at Somerset, because it allows the production of high gloss, consistent quality products at high speeds.

        Muskegon.    The Muskegon mill consists of one paper machine with an annual winder capacity of approximately 170,000 metric tonnes of text and cover weight coated paper using Sappi Fine Paper North America's on-line finishing technology. On July 28, 2005, we announced the closure of the Number 4 paper machine and the mothballing of the pulp mill at Muskegon, which had an annual production capacity of 105,000 metric tonnes of paper and 110,000 metric tonnes of pulp, respectively.

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

        Sappi Fine Paper North America also operates a coated paper sheeting and distribution facility in Allentown, Pennsylvania, which was completed in 1994 and has an annual sheeting capacity of approximately 100,000 metric tonnes. The Allentown facility converts paper primarily for our North American and European mills.

Sappi Fine Paper Europe

        Sappi Fine Paper is a leading producer of coated fine paper in Europe and a producer of commercial printing paper, coated groundwood paper and speciality paper used in packaging, labeling and laminating. Sappi Fine Paper Europe's operations consist of seven mills with an aggregate annual production capacity of approximately 2.7 million metric tonnes of paper and 670,000 metric tonnes of related paper pulp. Sappi Fine Paper Europe's headquarters are located in Brussels, Belgium.

        The following table sets forth sales by product for our Sappi Fine Paper Europe operations:

	Year Ended September
	2007	2006	2005
Sales (US$ million):
Coated fine paper(1)	2,101	1,917	1,934
Uncoated fine paper	51	38	35
Speciality coated paper and other	235	239	270

Total	2,387	2,194	2,239

(1)
Includes coated mechanical paper produced at Lanaken mill.

        For the year ended September 2007, Sappi Fine Paper Europe sold 2,489,255 metric tonnes of paper and pulp products. The following table sets forth the annual production capacity, number of paper machines, products, pulp integration and capital expenditures at each of Sappi Fine Paper Europe's mills in Europe.

	Mill Location
	Germany		Austria	Netherlands		Belgium	United Kingdom
	Alfeld	Ehingen	Gratkorn	Maastricht	Nijmegen	Lanaken	Blackburn
Paper capacity (000s metric tonnes)	360	250	860	320	240	490	120
Number of paper machines	5	1	2	2	1	2	1
Products	Coated and Uncoated fine paper, coated specialities paper	Coated fine paper and uncoated fine paper	Coated fine paper and uncoated fine paper	Coated fine paper and coated speciality paper	Coated fine paper	Coated groundwood paper and coated fine paper	Coated fine paper
Percentage pulp integration(1)	54%	102%	56%	None	None	61%	None
Capital expenditures (October 2004 to September 2006) (US$ million)	26	119	120	28	11	30	4

(1)
Includes pulp sold to third parties.

        Alfeld.    The Alfeld mill is located to the south of Hannover, Germany, and its origins date back to 1706. It has a paper production capacity of approximately 360,000 metric tonnes and a pulp production capacity of approximately 125,000 metric tonnes per annum. It produces coated fine and speciality paper products, which are mainly coated and have a variety of finishes. In 1995 a major rebuild of Alfeld's Paper Machine 3 (PM3) was completed, enhancing the production of low substance flexible packaging papers. Alfeld's PM3 employs a fully integrated concept of in-line coating and calendaring. The Alfeld mill produces totally chlorine-free ("TCF") bleached sulphite pulp for its own use. In early 2002, a rebuild of Alfeld's Paper Machine 2 (PM2) was completed. Alfeld spent approximately €50 million on the rebuild of PM2.

        Ehingen.    The Ehingen mill is located to the southeast of Stuttgart, Germany and was acquired by Hannover Papier, predecessor entity to Sappi Alfeld, in 1987. A paper machine with a capacity of 180,000 metric tonnes per annum of coated fine paper was commissioned in July 1991, expanding Ehingen from a market pulp mill into an integrated pulp and paper mill. During 1994 the construction of a high-rack warehouse was completed. As a result of upgrades during 1994 and 1996, Ehingen's total paper capacity was increased to 235,000 metric tonnes per annum. During June and July 2006 the paper machine was rebuilt and started up together with a new coater allowing a significant quality upgrade from single coated to triple coated fine paper with capacity of approximately 250,000 metric tonnes per annum. The pulp mill's capacity is currently 135,000 metric tonnes per annum of TCF bleached sulphite pulp. The pulp is produced mainly for internal use, but is also sold to third party customers.

        Gratkorn.    Paper has been produced at the Gratkorn, Austria site for more than four centuries. In course of a major expansion and renovation project the Gratkorn mill has been transformed from a five-machine mill into a two-machine mill. As a result of this project, Gratkorn now has an annual capacity of 860,000 metric tonnes of triple-coated fine paper on just two paper machines and 255,000 metric tonnes of TCF chemical pulp. The machines at Gratkorn are among the largest and most efficient paper machines in the world. After extension of Gratkorn's sheeting plant it also has an annual sheet finishing capacity of 800,000 metric tonnes.

        Maastricht.    The Maastricht, Netherlands, mill has the capacity to produce over 320,000 metric tonnes per annum of coated fine paper and board and one-side coated paper used primarily for printing labels. Paper was first produced in Maastricht in 1852. Paper Machine 6 (PM6), which was installed at Maastricht in 1962, was first rebuilt in 1977. In 1996, PM6 underwent an extensive NLG224 million (€102 million) rebuild. Maastricht specializes in high basis-weight triple-coated fine paper and board for graphics applications. PM6's production complements that of the Gratkorn mill, which produces lower weight coated fine paper. Paper Machine 5 (PM5) at Maastricht was constructed in 1952. It underwent a rebuild in 1995, when it was reconfigured at a total cost, including the related upgrade of PM5's entire line, of US$13 million and a further upgrading in 2001. Following the reconfiguration, PM5 is utilized as a dedicated one-side coated speciality paper machine.

        Lanaken.    The Lanaken, Belgium mill began commercial operations in 1966. It produces coated groundwood paper and lower weight wood-containing coated paper for offset printing. Coated groundwood paper for web offset presses is used primarily in the production of advertising materials and magazines. Lanaken's two paper machines have a total annual capacity of 490,000 metric tonnes. One machine principally produces coated groundwood paper. It was completely overhauled in 1992, and an additional off-line coater was installed to provide triple coating capability. The other paper machine produces lower-weight wood-containing paper. Its capacity was increased to 305,000 metric tonnes per annum as a result of an optimization process during the mid-1990s. Lanaken produces chemo-thermo-mechanical pulp (CTMP) in an integrated plant which has been extended to an annual capacity of 170,000 metric tonnes in 2003. This enables the mill to supply approximately 52% of its fiber requirements for paper production.

        During fiscal 2007 the administration of the Maastricht and Lanaken mills was combined to reduce costs.

        Nijmegen.    The Nijmegen, Netherlands mill began operations in 1955 and operates one paper machine. The mill specializes in the production of reels of coated fine paper for web offset printing. It also produces special coated fine paper for use in digital printing. The Nijmegen mill was upgraded in 2001. The upgrade increased its capacity by 40,000 metric tonnes per annum. With an annual production capacity of 240,000 metric tonnes, the Nijmegen mill is one of Europe's largest suppliers of coated fine web offset paper. Rotary, or web, offset paper is used for commercial printing and publishing.

        Blackburn.    The Blackburn, England mill was established in 1875, and has been a major producer of cast coated paper. The Blackburn mill was rebuilt completely in 1996. In May 2000, we sold our Astralux brand of cast coated papers produced at the mill to the Favini Group in Italy. The production of cast coated papers at the Blackburn mill ceased at the end of May 2000. The Blackburn mill will continue to focus on its main business, the production of coated fine paper in reels. The annual capacity of the mill is 120,000 metric tonnes.

        Nash.    The Nash mill in Hemel Hempstead, England operated as a paper mill since the 1800s and manufactured a variety of different grades of paper and board. During May 2006 production at Nash mill was terminated and the plant and equipment was sold locally with some being transferred elsewhere in the Group. During the second quarter of 2007, the Nash site was sold for US$46 million and a pre-tax profit of US$26 million was recognized in the reported results. Most of the products previously manufactured at the mill are now produced at the Adamas mill in South Africa.

Sappi Fine Paper South Africa

        Sappi Fine Paper, through Sappi Fine Paper South Africa, produces and markets a wide range of coated, uncoated and speciality papers as well as crêped tissue and fibreboard in South Africa. Sappi Fine Paper South Africa is headquartered in Johannesburg. In the uncoated fine paper sector, Sappi Fine Paper operates one integrated pulp and uncoated paper mill, Enstra (located near Johannesburg). Stanger (located north of Durban) uses bagasse (the fibrous residue of sugar cane) to produce coated fine paper and tissue. A smaller paper mill, Adamas (located in Port Elizabeth) utilizes pulp from our pulp mills and waste paper to produce speciality paper and some kraft products. Adamas now also produces branded printing paper and board, previously produced at the Nash mill in the United Kingdom. Sappi Fine Paper South Africa is the only producer of coated fine paper in South Africa.

        For the year ended September 2007, Sappi Fine South Africa sold approximately 350,000 metric tonnes of paper and pulp products. The following table sets forth sales by product for our Sappi Fine Paper South Africa operations.

	Year Ended September
	2007	2006	2005
Sales (US$ million):
Coated fine paper	70	61	67
Uncoated fine paper	208	191	188
Speciality paper and other	80	73	68

Total	358	325	323

        The following table sets forth the annual paper production capacity, number of machines, products, pulp integration and capital expenditures at each of the mills of Sappi Fine Paper South Africa.

	Mill Locations
	Enstra	Stanger	Adamas
Paper capacity (000s metric tonnes)	200	110	40
Number of paper machines	3	2	2
Products	Uncoated fine Paper	Coated fine Paper, coated label paper and tissue	Prestige stationery, branded printing paper and board, envelope paper and corrugated medium
Percentage pulp integration	63%	77%	None
Capital expenditures (October 2004-September 2007)
(US$ million)	22	20	9

        Enstra.    The Enstra mill is the largest mill of Sappi Fine Paper South Africa, with a capacity of approximately 200,000 metric tonnes of elemental chlorine-free uncoated fine paper products per annum. In 1996, the Enstra mill completed a US$96 million capital expenditure program. This program increased capacity by 50,000 metric tonnes per annum and has resulted in improved production efficiency and product quality. The product range at the Enstra mill caters to the business forms, scholastic, office, envelope and general printing industries. The mill has a capacity of 105,000 metric tonnes per annum of bleached hardwood pulp. The mill uses an oxygen bleaching process, which is a process that was developed at the mill in the 1970s and has since become the industry standard.

        Stanger.    The Stanger mill commenced operations in 1976. It is unique in South Africa in that it uses bagasse as its basic raw material to produce high quality matte and gloss coated art papers and tissue. Art paper is used for high quality books and magazines, brochures, annual reports and labels. A US$26 million upgrade of the mill's paper machine was completed in August 2001, increasing the coated paper capacity to 80,000 metric tonnes per annum. The mill also produces 30,000 metric tonnes of tissue per annum and has a capacity of 60,000 metric tonnes of bleached bagasse pulp per annum. A US$11 million upgrade on the bleach plant in 2006 converted the mill to an elemental chlorine free bleaching process.

        Adamas.    The Adamas mill is a small speciality mill. It produces high quality, uncoated prestige papers and boards in a variety of colors and embossing patterns. It also produces branded printing paper and board, previously produced at the Sappi Nash mill in the United Kingdom. The Adamas mill also produces packaging and industrial grades from waste paper. The mill has a capacity of 40,000 metric tonnes of paper per annum. This mill purchases wastepaper and bleached pulp from other mills in the Sappi Group.

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

        Merchants are authorized to distribute Sappi Fine Paper's products by geographic area and to carry competitors' product lines to cover all segments of the market. Merchants perform numerous functions, including holding inventory, sales promotion and marketing, taking credit risk on sales and delivery, and distribution of the products. Merchants buy paper from Sappi Fine Paper and resell it, placing a mark-up on their purchase price. A merchant may either deliver to the customer from its own stock or arrange for delivery directly from the mill or one of the Sappi Fine Paper distribution warehouses.

Sappi Fine Paper North America

        Sappi Fine Paper North America's coated paper sales structure is organized in 6 regions with sales representatives located in all major market areas, and 6 technical representatives located in different regions in North America supporting the sales effort.

        Approximately 8% of Sappi Fine Paper North America's sales for fiscal 2007 were outside North America. Sappi Fine Paper North America's sales outside North America are handled in southern Africa by Sappi Fine Paper South Africa, in Europe by Sappi Fine Paper Europe and by Sappi Trading outside those regions.

        In 2007, the Sappi Fine Paper North America sales force sold coated graphic paper to approximately 340 merchant distribution locations. By selling exclusively through merchant channels, Sappi Fine Paper North America believes it has created a loyal group of merchant customers. Rather than competing with merchant distributors, the Sappi Fine Paper North America sales force focuses on generating demand with key printers, publishers and end users, which are then serviced by the merchant distributors.

        Sappi Fine Paper North America's coated specialty papers are sold in North America through a dedicated specialty paper sales team directly to customers and outside of North America through a direct sales force, agents and distributors. The special end-use requirements often require a paper made to fit the customer's specific application.

Sappi Fine Paper Europe

        As part of the formation of Sappi Fine Paper in April 1998, the sales and marketing operations of Sappi Fine Paper Europe were reorganized into graphic paper, comprising printing and writing paper, and speciality paper, comprising paper for labeling, packaging and other speciality uses.

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

        Sappi Fine Paper Europe's centralized logistics department was formed in early 1998. It is responsible for the development and optimization of the logistics of the graphic and speciality papers business units and the re-engineering of the supply chain.

Sappi Fine Paper South Africa

        Sappi Fine Paper South Africa has a marketing and sales and technical support team based in four major centers in South Africa and one in the United Kingdom (Nash). Approximately 17% of the sales of Sappi Fine Paper South Africa in fiscal 2007 were outside of southern Africa to markets in Europe, Africa, Asia and North and Latin America. The products of Sappi Fine Paper South Africa are distributed in southern Africa primarily through merchants. In addition, some large volume orders are sold directly to printers and converters.

Customers

        Sappi Fine Paper sells its products to a large number of customers, many of whom have long-standing relationships with us. These customers include merchants, converters and other direct consumers.

        The most significant merchant customers, based on sales during fiscal 2007, include:

        North America:    xpedx (a division of International Paper Company), Lindenmeyr Paper Company (owned by Central National Gottesman Inc.), Unisource Worldwide, Inc. (a majority interest of which is owned by Bain Capital Corporation), Domtar Distribution and a select number of regionally strong merchants.

        Europe:    PaperlinX, Antalis (owned by Sequana Capital), IGEPA Group and Papyrus.

        Southern Africa:    Antalis SA (Pty) Limited, Peters Papers and Finwood Papers (a division of Buhrmann Paper Merchant Division).

        Two of these merchants, PaperlinX and IGEPA, represent individually more than 10% of our total sales during fiscal 2007.

        Sappi Fine Paper's converter customers include both multinational and regional converters. The most significant converter customers, based on sales during fiscal 2007, include: Amcor Flexibles, Novelis, Alcan, VAW Flexible Packaging, Avery, Mactac, American Packaging, Oracal and Unigraphics. These customers use our products in the production of pressure sensitive and other types of labels as well as flexible packaging. Nampak, the CTP Group of companies, Paarl Media Lithotech, Merpak and Freedom Stationery and Silvery are also significant converter customers. These companies use our products in the production of packaging products. No converter customer, however, represented more than 10% of our total sales during fiscal 2007.

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

        Historically pulp and paper are subject to relatively low tariff protection in major markets, with existing tariff protections being further reduced under the World Trade Organization ("WTO"). In South Africa no tariffs are imposed on imports of pulp and newsprint as well as most uncoated and coated woodfree products, with the exception of A4 office paper.

        Competition in markets for our products is primarily based on price, quality, service, breadth of product line, product innovation and sales and distribution support. The speciality paper market puts greater emphasis on product innovation and quality as well as technical considerations. The packaging paper and newsprint markets place more emphasis on price.

        In Western Europe and North America industry production capacity closures of more than 800,000 metric tonnes of coated fine paper and 500,000 metric tonnes of mechanical coated paper have been implemented between 2006 and 2007.

North America

        The major domestic coated fine paper producers which compete with Sappi Fine Paper in North America are NewPage (formerly part of MeadWestvaco and now owned by Cerberus), Stora Enso (which announced in September of 2007 the sale of its North American business to NewPage) and Verso Paper (formerly part of International Paper Company and now owned by an affiliate of Apollo Management L.P.). In addition, approximately 24% of US consumption is supplied by foreign producers, primarily Asian and European.

Europe

        The market leaders in coated fine paper production in Europe are Sappi, M-real, Stora Enso, Burgo-Marchi Group, UPM-Kymmene and Lecta (CVC Partners).

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

        Sappi Forest Products is a major pulp and paper producer in Africa with a production capacity of 830,000 metric tonnes of paper, 600,000 metric tonnes of chemical cellulose and 1,090,000 metric tonnes of paper pulp per annum. It is also a major timber grower and manages directly and indirectly approximately 553,000 hectares of forestland, of which, approximately 409,000 hectares is planted with primarily pine and eucalyptus. Approximately 78% of our southern African pulpwood and sawlog requirements are from our own plantations. The term "directly manages" relates to plantations in southern Africa established on land that the Group either owns or leases from a third party. The term "indirectly manages" relates to plantations in southern Africa established on land held by independent commercial farmers, where the Group provides technical assistance in the form of advice on the growing and tending of trees.

        The following chart sets forth certain information with respect to the mills and principal products of Sappi Forest Products as of November 2007.

        The following table sets forth sales by product for Sappi Forest Products' operations:

	Year Ended September
	2007	2006	2005
Sales (US$ million):
Commodity paper products(1)	429	410	430
Chemical cellulose	432	384	360
Paper pulp(2)	120	102	118
Timber and timber products	67	87	90

Total	1,048	983	998

(1)
Includes newsprint and packaging products.

(2)
Excludes sales related to paper pulp produced by Sappi Fine Paper facilities.

        Sappi Forest Products sold approximately 2,514,000 metric tonnes of paper, pulp and forest products during the year ended September 2007.

        The following table sets forth annual production capacity with respect to Sappi Forest Products' products:

        Production capacity (000s metric tonnes):

Paper products
Packaging paper	690
Newsprint	140

Total	830
Pulp
Chemical cellulose	600
Paper pulp(1)	1,090

Total	1,690
Timber products	41(2)
Percentage paper pulp integration	142	%(3)

(1)
Excludes production capacity related to paper pulp produced by Sappi Fine Paper facilities.

(2)
Represents 78,000 cubic metres.

(3)
Excludes pulp produced by Sappi Saiccor. Our southern African operations are net sellers of pulp.

Facilities and Operations

Sappi Saiccor

        Saiccor was established in 1951 and acquired by us in 1988. It is a low-cost producer and the world's largest single producer of chemical cellulose. In 1995, we completed an approximately US$221 million expansion project to increase capacity by one third to approximately 600,000 metric tonnes per annum. Capital expenditures during the period from October 2004 to September 2007 were approximately US$350 million. Included in this period were a modernization project to de-bottleneck production at Saiccor at a cost of US$40 million and an amount of US$280 million spent to date on an expansion project to increase Saiccor's chemical cellulose capacity by a net 225,000 metric tonnes per annum. Construction on the expansion project commenced in August 2006 with commissioning scheduled for the first half of 2008.

        Virtually all of Saiccor's chemical cellulose production is exported from South Africa and marketed and distributed internationally by Sappi Trading. The pulp we principally produce is the type used in the manufacture of a variety of cellulose products, including viscose staple fibers (rayon) and solvent spun fibers (lyocell). Both viscose and lyocell fibers are used in the manufacture of fashion and decorating textiles which have a soft, natural feel and excellent breathing properties. Given their particularly high absorbency properties, these fibers are also used in non-woven applications in the healthcare, industrial and disposable product markets. Chemical cellulose is also used in the manufacture of acetate flake, which is used in products such as filter tow for cigarette filters, and high quality yarns and fabrics. It is also used to manufacture microcrystalline cellulose, which is used as a rheological modifier in the food industry, as excipients for pharmaceuticals, and in various ethers for the chemical industry. It is also used to manufacture cellophane film for use in a variety of packaging applications.

        The mill's timber consumption is comprised primarily of eucalyptus hardwoods. These fast growing trees are grown in relatively close proximity to the mill, which contributes to Sappi Saiccor's position as a low cost producer of chemical cellulose.

Sappi Kraft

        Based upon volume sold in fiscal 2007, Sappi Kraft supplies approximately 57% of South Africa's packaging paper requirements, other than cartonboard, from its Ngodwana, Tugela and Cape Kraft mills.

        The following chart sets forth the annual paper production capacity, number of machines, products, pulp integration and capital expenditures at each of Sappi Kraft's mills in South Africa.

	Mill Locations in South Africa
	Ngodwana	Tugela	Cape Kraft
Paper capacity (000s metric tonnes)	380	390	60
Number of paper machines	2	4	1
Products	Newsprint, kraft linerboard, white top linerboard, plasterboard and bleached and unbleached market pulp	kraft linerboard, corrugating medium, sackkraft and machine glazed kraft	Linerboard, corrugating medium and coated products
Percentage pulp integration(1)	134%	100%	None(2)
Capital expenditures (October 2004- September 2007) (US$ million)	59	42	5

(1)
Excludes "pulp" produced from recycled paper by the respective plants at the mills.

(2)
Cape Kraft's raw material requirements are met from waste fiber supplied by Sappi Waste Paper.

        Ngodwana.    Ngodwana was expanded between 1981 and 1985 from an unbleached kraft mill with a capacity of 100,000 metric tonnes per annum to a modernized mill with a capacity of approximately 240,000 metric tonnes of linerboard and 140,000 metric tonnes of newsprint per annum. The linerboard machine also produces White Top Liner (included in total linerboard capacity). The mill produces nearly 410,000 metric tonnes of bleached and unbleached pulp and 100,000 metric tonnes of groundwood pulp annually. The mill markets paper and excess pulp locally and in the export market. The mill is a large consumer of waste paper, which is used in the production of packaging paper. In 1995 the mill commissioned the world's first ozone bleaching plant, thus eliminating the use of elemental chlorine and significantly reducing mill effluent.

        Tugela.    Tugela is Sappi Kraft's largest integrated unbleached kraft mill, with a capacity of approximately 390,000 metric tonnes of packaging paper per annum. The mill supplies kraft linerboard and corrugating medium and most of South Africa's requirements for sackkraft, used in the production of multiwall sacks. Machine glazed packaging papers are also produced at the mill. The Kraft Linerboard machine was upgraded in 1996 at a cost of approximately US$81 million and the Sack Kraft machine and components of the pulp plant were upgraded in 2003 and 2004 at a cost of approximately US$50 million. It is the only mill in South Africa to offer high performance containerboard packaging and extensible Sack Kraft.

        Cape Kraft.    The Cape Kraft mill was built during 1980, commissioned in 1981 and upgraded in 1995. The mill presently has a capacity of 60,000 metric tonnes of linerboard and corrugating medium per annum, which it sells principally to the corrugating industry in the Western Cape. The mill uses approximately 67,000 metric tonnes per annum of waste paper to produce 60,000 metric tonnes per annum of paper. The fact that the mill's product is produced from 100% recycled paper can provide a competitive edge in our markets, which are becoming increasingly environmentally aware.

        Usutu Pulp.    Usutu Pulp began production in 1961 and has been managed by us since 1989. The mill was upgraded during 1995 and 1996 at a cost of approximately US$69 million. During the period from October 2002 to September 2007, an additional US$27 million was invested. The mill has a capacity of 230,000 metric tonnes of unbleached kraft pulp and supplies approximately 5% of the world market for unbleached market kraft pulp (based upon tonnes sold in 2007). The mill is situated in Swaziland and is surrounded by 66,000 hectares of forestlands, which it leases from the Swazi nation under a long-term lease extendable to 2089. The location of these forestlands, combined with the very compact areas the trees are planted on, provides for low wood delivery costs. See "—Supply Requirements—Southern Africa—Wood" for more information.

        Sappi Kraft also manages Sappi Waste Paper. Sappi Waste Paper collected approximately 183,000 metric tonnes of waste paper in fiscal 2007. Most of the waste paper collected was supplied to our mills. Waste represents approximately 30% of the fiber requirements of our packaging grades.

Sappi Forests

        Sappi Forests, together with Usutu Forests, supplies or procures all of Sappi Forest Products' and Sappi Fine Paper South Africa's domestic pulpwood requirements of approximately 6 million metric tonnes per annum. 88% of the pulpwood comes from owned or contracted sources. Together they directly or indirectly manage or control, about 553,000 hectares of land situated in: Mpumalanga (44%), KwaZulu-Natal (44%) and Swaziland (12%).

Hectares
Sappi owns in South Africa	369,000
Sappi leases or manages directly in South Africa	10,000
Projects in South Africa (owned and managed by farmers, where Sappi indirectly manages through technical advice and support)	108,000
Sappi leases in Swaziland	66,000

Total hectares	553,000

        Securing raw material for the future is a vital element in the long-term planning of Sappi Forest Products' business. Sappi Forests has an extensive research operation which concentrates on programs to improve the yield per hectare of forestland used. Significant progress has been made in developing faster-growing trees with enhanced fiber yields. Sophisticated nurseries have been developed to accommodate the seedling requirements of Sappi Forest Products' operations. Approximately 50 million seedlings are grown annually at Sappi Forests' and Usutu Forests nurseries.

        Sappi Forests and Usutu Forests have invested approximately US$129 million in maintaining, acquiring and expanding plantations and other capital expenditure projects in the period from October 2004 to September 2007.

        The sawmill division operates one mill with a total production capacity of 78,000 cubic metres per annum of structural timber for the building industry and components for the furniture and packaging industry.

Marketing and Distribution

Overview

        Each of Sappi Forest Products' divisions with major South African markets has its own marketing and sales team. Sappi Trading manages the exports of the Sappi Forest Products' divisions, in particular the marketing and distribution of the market pulp produced at Saiccor and Usutu.

Customers

        Sappi Forest Products sells its products to a large number of customers, including merchants, converters, printers and other direct customers, many of whom have long-standing relations with us.

        The most significant printing customers, based on sales in fiscal 2007, include: The CTP Group and Media 24, which uses Sappi Forest Products' newsprint; while the most significant converter customers, based on sales in fiscal 2007, include: Nampak Limited; Mondipak; APL (Pty) Ltd and Houers Co-operative. A significant number of the viscose staple fiber manufacturers around the world purchase chemical cellulose from Sappi Forest Products, including large groups such as the Aditya Birla Group and the Lenzing Group. Most of our chemical cellulose sales contracts are multi-year contracts with pricing generally based on a formula linked to the NBSK price and reset on a quarterly basis.

        Approximately 54% of the total sales of Sappi Forest Products during fiscal 2007 consisted of export sales.

Competition

        Mondi Paper Company Limited is a significant competitor in most of the markets in which Sappi Forest Products operates in southern Africa. In recent years the regional recycled containerboard capacity has increased by approximately 100,000 metric tonnes. Due to exchange rate fluctuations a number of offshore containerboard suppliers have also entered the southern African packaging markets. In respect of chemical cellulose, competitors include Borregaard ChemCell Atisholz, Tembec Inc., Western Pulp Inc., Buckeye Technologies Inc. and Rayonier Inc.

SUPPLY REQUIREMENTS

Overview

        The principal supply requirements for the manufacture of our products are wood, pulp, energy and chemicals. Large amounts of water are also required for the manufacture of pulp and paper products. See "—Environmental and Safety Matters—Environmental Matters—South Africa". We believe that we have adequate sources of these and other raw materials and supplies necessary for the manufacture of pulp and paper for the foreseeable future. However, the global warming and carbon footprint imperatives are causing increased use of sustainable, non-fossil fuel, sources for electricity generation. Consequently, electricity generating companies are competing for the same raw material, namely, wood and chips, in the same markets as us, thereby driving prices upwards.

North America

Wood

        In connection with the 1998 sale of our US timberlands to Plum Creek Timber Company L.P., Sappi Fine Paper North America and Plum Creek are parties to a fiber supply agreement with an initial term expiring in December 2023 and with three five-year renewal options. Under the supply agreement, Sappi Fine Paper North America is required to purchase from Plum Creek and Plum Creek is required to sell to Sappi Fine Paper North America a guaranteed annual minimum of 318,000 metric tonnes of hardwood pulpwood, or approximately 11% of Sappi Fine Paper North America's annual requirements, at prices calculated based on a formula tied to market prices. Sappi Fine Paper North America has the option to purchase additional quantities of hardwood pulpwood harvested from these timberlands at prices generally higher than the ones paid for the guaranteed quantities. The remainder of Sappi Fine Paper North America's wood requirements is met through market purchases.

Pulp

        Sappi Fine Paper North America's mills, taken together, are fully integrated on an economic basis with respect to hardwood pulp usage. Mills that are not fully integrated make market purchases, and mills that produce more pulp than they utilize make market sales.

        Sappi Fine Paper North America currently offers Forest Stewardship Council ("FSC") certification and 10% post-consumer waste in addition to using reprocessed fibers recovered from its existing operations in most of our brands, except select economy brands and imports.

        Sappi Fine Paper North America manufactures, in aggregate, pulp and fiber equivalent to approximately 115% of its own pulp and fiber requirements. This vertical integration reduces its exposure to fluctuations in the market price for pulp.

Energy Requirements

        Sappi Fine Paper North America's energy requirements are satisfied through wood and by-products derived from the pulping process, coal, fuel oils, purchased electricity, steam, natural gas and other sources.

        A substantial majority of Sappi Fine Paper North America's electricity requirements are satisfied through its own electricity generation or co-generation agreements. In July 2002, Sappi Fine Paper North America entered a series of contracts with Central Maine Power ("CMP") and a third party energy provider. The contracts provide that Somerset sell all of its excess generated power to CMP and purchase all of its power needs beyond its generation capacity from the third party provider, each at market rates. The agreements expire in 2012. Sappi Fine Paper North America also sells excess electricity it co-generates at the Westbrook mill.

        The Cloquet mill, is supplied partly with internally generated electricity. The Cloquet mill includes a hydroelectric facility that is licensed by the Federal Energy Regulatory Commission. In addition to generating a portion of its own power, the Cloquet mill has entered into a take-or-pay agreement which terminates in 2008, to purchase a portion of its power from Minnesota Power.

Chemicals

        Major chemicals used by Sappi Fine Paper North America include clays, carbonates, latexes and plastic pigments, titanium dioxide, caustic soda, other pulping and bleaching chemicals and chemicals for the specialty business. Sappi Fine Paper North America purchases these chemicals from a variety of suppliers. Chemical supplies have tightened due to the rationalization of capacity over the last several years. Most of these chemicals are subject to price fluctuations based upon a number of factors, including energy and crude oil prices and transportation costs, and commodity demand vs. supply balances.

Europe

Wood

        Sappi Fine Paper Europe purchases approximately 2,500,000 cubic metres of pulpwood per annum for its pulp mills. The wood is purchased both on contract and in the open market. Wood supply contracts are fixed for one year in terms of volumes. Price agreements range from three months for wood chips to one year for logwood.

        The wood logs and wood chips used in the Gratkorn TCF pulp mill are purchased through the Papierholz Austria GmbH joint venture arrangement amongst Sappi, the Norske Skog Bruck mill Zellstoff Pöls, and the Frantschach Group. We hold a 42.5% ownership interest in Papierholz.

        The wood chips used in the Lanaken CTMP plant are purchased through Sapin S.A. ("Sapin"), a 50%-50% joint venture company operated together with Norske Skog. Sapin was initially formed on November 25, 1986, pursuant to a joint venture agreement between Sappi Lanaken and Parenco. Under the agreement, as amended in September 2003, the parties agree to utilize Sapin exclusively to furnish the entire wood requirements of the joint venture partners' affiliated mills.

Pulp

        Sappi Fine Paper Europe produces approximately 48% of its pulp requirements. The remainder is supplied through open market purchases and, to a lesser extent, supply agreements.

Energy Requirements

        Sappi Fine Paper Europe's energy requirements are generally met by internally generated sources and purchases of electricity, gas and, to a lesser extent, oil. In Germany, Sappi Fine Paper Europe internally generates approximately 65% of the electricity used at its mills. Since July 2007 Gratkorn has operated a Combined Heat and Power Plant ("CHP") on site and has become an exporter of about 10 MW of electricity. The requirements for natural gas, oil, and coal are purchased in accordance with various supply agreements.

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

        Nijmegen mill's electricity requirements are largely satisfied by its co-generation power plant. The Nijmegen mill purchases natural gas from a local supplier and a small amount of electricity from the public grid.

        Lanaken mill's energy requirements are generally met by purchases of natural gas and electricity. Certain of the energy requirements of the Lanaken mill are furnished by a combined heat and power unit constructed and operated pursuant to the Albertcentrale N.V. joint venture arrangement between Sappi, the Belgian power company Electrabel and Rabo Energy. Sappi holds a 49% ownership interest in the Albertcentrale facility and is obligated to purchase the steam from the joint venture facility under a long-term supply agreement. The facility commenced operations in April 1997. Lanaken mill's electricity requirements, are satisfied by a supply contract, with the national utility company Electrabel.

        Alfeld and Ehingen generate about 50% of their power needs from renewable resources and the remainder is purchased from a German power company EnBW.

        Blackburn mill covers its needs for steam and electricity from an on site CHP- plant owned and operated by Scottish Power, a Scottish utilities company.

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

Southern Africa

Wood

        Sappi Forest Products manages directly or indirectly approximately 553,000 hectares of forestland in southern Africa, of which approximately 409,000 hectares are forested, which produces approximately 88% of the timber required for its operations. Sappi Forests owns approximately 369,000 hectares and manages the majority of the remainder. Usutu Pulp owns 54,000 hectares of pine on 66,000 hectares of land that is leased from the Swazi nation on a long-term lease, which we have the option to extend until 2089. Sappi Forests presently has supply contracts for the timber from approximately 108,000 hectares of plantations planted by small growers with our technical and financial support. The remaining timber requirements are met through a number of significant medium-term contracts and open market purchases.

Pulp

        Sappi Forest Products and Sappi Fine Paper South Africa in aggregate manufacture all of the pulp required in their respective papermaking operations, except minimal quantities of specialized pulps, and together are a net seller of bleached and unbleached paper pulp. This vertical integration substantially reduces our exposure to fluctuations in the market price for pulp.

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

ENVIRONMENTAL AND SAFETY MATTERS

Environmental Matters

        We are subject to a wide range of environmental laws and regulations in the various jurisdictions in which we operate, and these laws and regulations have tended to become more stringent over time. Environmental compliance is an increasingly important consideration in our businesses, and we expect to continue to incur significant capital expenditures and operational and maintenance costs related to reductions in air emissions including carbon dioxide ("CO2") and other greenhouse gases ("GHG"), wastewater discharges and waste management. We constantly monitor the potential for changes in pollution control laws and take actions with respect to our operations accordingly. See note 34 to our Group annual financial statements included elsewhere in this Annual Report for more information.

North America

        Sappi Fine Paper North America is subject to stringent environmental laws in the United States. These laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and their respective state counterparts. In connection with ongoing settlement discussions with government agencies and environmental groups in Maine, Sappi Fine Paper North America plans to remove a dam associated with the Westbrook mill on the Presumpscot River and over the next thirty years to install fishways at its upstream dams in order to allow natural migration of fish and promote the restoration of native fish species to the river. The total cost of these projects is estimated to be approximately US$18 million.

        The US is a non-signatory of the Kyoto Protocol, but we closely monitor State and Federal GHG initiatives in anticipation of potential effects, if any, on our operations.

Europe

        Our European facilities are subject to extensive environmental regulation in the various countries in which we operate. For example:

  •
  The Integrated Pollution Prevention and Control directive (IPPC) regulates air emissions, water discharges and defines permit requirements and best available techniques (BAT) for pollution control.

  •
  The national European laws regulate the waste disposal framework and place restrictions on landfilled materials in order to reduce contaminated leachate and methane emissions. Prevention, reuse and recycling (material or thermal) are the preferred waste management methods. In Austria, Germany and The Netherlands only inert ash or slag from thermal recycling and incineration processes may be placed in landfills.

  •
  In The Netherlands we, together with other paper manufacturers, have signed an agreement with the national government to improve environmental management and further limit emissions.

        The countries within which we operate in Europe are all signatories of the Kyoto Protocol and we have developed a GHG strategy in line with this protocol. During the 1st allocation period from 2005 to 2007 Sappi Fine Paper Europe covered its needs with the CO2 credits received. We sold a surplus of 90,000 CO2 credits in 2005 and 208,650 CO2 credits in 2006 on the European Climate

Exchange. We expect to have a slight surplus of CO2 credits in the second allocation period from 2008 to 2012, through our ongoing measures to reduce carbon dioxide emissions.

South Africa

        The primary South African environmental laws affecting our operations are:

  •
  The National Water Act. This law addresses the water shortages in South Africa in a manner that we believe will not significantly impact our manufacturing and forestry operations. Abstraction of water, discharge of effluent and management of forests are all regulated under a license system in which first allocations go to, among other things, human consumption, before allocations are made to agriculture, industry and forestry. All water use is subject to a charge. We expect to incur substantial additional costs over the next decade to comply with the National Water Act, but are unable to quantify these at this time.

  •
  The National Environmental Management Act. This law provides for the integration of environmental considerations into all stages of any development process. The Act includes a number of significant principles, such as private prosecution of companies in the interest of the protection of the environment and the establishment of aggressive waste reduction goals. We expect to incur additional costs to comply with the National Environmental Management Act, which we believe will not be material.

  •
  The National Environmental Management Act ("Air Quality Act") was promulgated in the beginning of 2005. The Air Quality Act will eventually replace the 1965 Atmospheric Pollution Prevention Act and will impose stringent compliance standards on our operations when implemented, including those related to carbon dioxide and sulphur dioxide air emissions. Limited sections of the Act were implemented in September 2005. We expect to incur additional costs to comply with the Air Quality Act, which we believe will not be material.

  •
  The Kyoto Protocol. South Africa is also a signatory of the Kyoto Protocol. We are identifying and initiating Clean Development Mechanism projects, as defined in the Kyoto Protocol, at a number of our South African mills.

        The requirements under these statutes will result in additional expenditures and may cause operational constraints. Although we are in frequent contact with regulatory authorities during the phasing in of the legislation, we are uncertain as to the ultimate effect on our operations. Our current assessment of the legislation is that any compliance expenditures or operational constraints, will in the aggregate, not be material to our financial condition.

Safety Matters

        The forestry, timber and pulp and paper industries involve inherently hazardous activities including, among other things, the operation of heavy machinery. Nearly all countries in which we have significant manufacturing operations including South Africa, the United States and European countries, regulate health and safety in the workplace. We actively seek to reduce the frequency of accidents in our workplaces and to improve health and safety conditions by extensive training and educational programs.

        The Sappi global safety improvement initiative, Project Zero, sets out the goal of no injuries. It involves standardizing behavior-based safety programs throughout the Sappi Group and focusing on the particular activities which have resulted in injuries or fatalities.

        In the United States, Sappi Fine Paper North America must comply with a number of federal and state regulations regarding health and safety in the workplace. The most important of these regulations is the Federal Occupational Safety and Health Act.

        In Europe, we participate in various governmental worker accident and occupational health insurance programs. In Belgium, and The Netherlands, these programs are funded by mandatory contributions by employers and employees. In Germany, we participate in a similar mandatory contribution scheme controlled by the German government, which permits employer and employee participation in its administration. In Austria and the United Kingdom, employee liability insurance is funded by the employer. The safety and health issues are integrated into the management systems and all mills of Sappi Fine Paper Europe comply with health and safety legislation and are OHSAS 18001 certified.

        In South Africa, we must comply with the Occupational Health and Safety Act (Number 85 of 1993) and related regulations. Our South African businesses have instituted measurement for evaluating compliance with this legislation. Seven of the eight mills, as well as Sappi Forests are both OHSAS 18001:1999 and ISO 14001:2004 certified for health and safety management systems and environmental management systems respectively.

ORGANIZATIONAL STRUCTURE

        Sappi Limited is the ultimate holding company of the Sappi Group. The following table sets forth the more significant subsidiaries and joint ventures owned directly or indirectly by Sappi Limited.

Name of Company	Trading Name	Country of Incorporation	Type of Company	% Holding and Voting Power
North America
S.D. Warren Company	Sappi Fine Paper	United States	Operating	100
Sappi Cloquet LLC	Sappi Fine Paper	United States	Operating	100
Europe
Sappi Alfeld GmbH	Sappi Fine Paper	Germany	Operating	100
Sappi Austria Produktions GmbH & Co KG	Sappi Fine Paper	Austria	Operating	100
Sappi Deutschland GmbH	Sappi Fine Paper	Germany	Operating	100
Sappi Ehingen GmbH	Sappi Fine Paper	Germany	Operating	100
Sappi Esus Beteiligungs- verwaltungs GmbH	Sappi Fine Paper	Austria	Holding	100
Sappi Europe SA	Sappi Fine Paper	Belgium	Operating	100
Sappi Holding GmbH	Sappi Holding	Austria	Holding	100
Sappi International SA	Sappi International	Belgium	Finance	100
Sappi Lanaken NV	Sappi Fine Paper	Belgium	Operating	100
Sappi Lanaken Press Paper NV	Sappi Fine Paper	Belgium	Operating	100
Sappi Maastricht BV	Sappi Fine Paper	Netherlands	Operating	100
Sappi Nijmegen BV	Sappi Fine Paper	Netherlands	Operating	100
Sappi Papier Holding GmbH	Sappi Papier Holding or Sappi Fine Paper	Austria	Holding and Operating	100
Sappi Trading Pulp AG	Sappi Trading	Switzerland	Holding and Operating	100
Southern Africa
Sappi Management Services (Pty) Ltd.	Sappi Management Services	South Africa	Management	100
Sappi Manufacturing (Pty) Ltd.	Sappi Manufacturing or Sappi Forest Products or Sappi Fine Paper or Sappi Saiccor or Sappi Kraft or Sappi Forests or Sappi Waste Paper	South Africa	Operating	100
Usutu Pulp Co. Ltd.	Sappi Usutu	Swaziland	Operating	100
Asia
Jiangxi Chenming Paper Co Ltd	Jiangxi Chenming	China	Operating Joint Venture	34
Guernsey and Sweden
Lignin Insurance Co. Ltd.	Lignin Insurance	Guernsey	Finance	100
Sappisure Försäkrings AB	Sappisure	Sweden	Finance	100

PROPERTY, PLANT AND EQUIPMENT

        For a description of the production capacity of our mills, see "—Sappi Fine Paper—Facilities and Operations" and "—Sappi Forest Products—Facilities and Operations".

        For a description of the plantations we own or have recently sold, "—Sappi Forest Products—Facilities and Operations—Sappi Forests" and "—Supply Requirements".

        For a description of our capital expenditures, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

        The following table sets forth the location and use of our principal headquarters, manufacturing and distribution facilities. These facilities are owned unless otherwise indicated.

Location	Use	Approximate Size(1)
Sappi Limited
Johannesburg, South Africa	Sappi Headquarters(2)	15,078 m2
Sappi Fine Paper
Sappi Fine Paper North America
Boston, Massachusetts	Headquarters(3)	34,928 sq ft
Skowhegan, Maine (Somerset Mill)	Manufacturing facility: coated paper, softwood and hardwood pulp(4)	2,659 acres
Muskegon, Michigan	Manufacturing facility: coated paper and a warehouse	123 acres
Westbrook, Maine	Manufacturing facility: speciality and release paper and research and development facility.(4) Storage and shredding facility	305 acres
Cloquet, Minnesota	Manufacturing facility: coated paper and pulp(4)	1,038 acres
Allentown, Pennsylvania	Coated paper sheeting facility	30 acres
Dayton, New Jersey	Distribution centre(5)	14 acres
South Portland, Maine	Shared financial and customer service office(2)	48,433 sq ft
Sappi Fine Paper Europe
Brussels, Belgium	Headquarters(6)	3,836 m2
Gratkorn, Austria	Manufacturing facility: coated paper and pulp	99.9 ha
Maastricht, Netherlands	Manufacturing facility: coated paper and research and development facility	12.8 ha
Nijmegen, Netherlands	Manufacturing facility: coated paper	10.7 ha
Lanaken, Belgium	Manufacturing facility: coated paper and pulp	32.6 ha
Alfeld, Germany	Manufacturing facility: coated paper, uncoated paper and pulp	33.3 ha
Ehingen, Germany	Manufacturing facility: coated paper and pulp	35.7 ha
Blackburn, England	Manufacturing facility: coated paper	36.0 ha
Wesel, Germany	Distribution centre(7)	62.1 ha

Sappi Fine Paper South Africa
Enstra, South Africa	Manufacturing facility: uncoated paper and hardwood pulp (8)	582.7 ha
Stanger, South Africa	Manufacturing facility: coated paper, tissue and bagasse pulp(8)	55.4 ha
Adamas, South Africa	Manufacturing facility: uncoated paper and recycled packaging paper	7.2 ha
Sappi Forest Products
Johannesburg, South Africa	Headquarters	Included under Sappi Limited headquarters
Sappi Saiccor
Umkomaas, South Africa	Manufacturing facility: chemical cellulose(8)	159.4 ha
Sappi Kraft
Ngodwana, South Africa	Manufacturing facility: linerboard, newsprint and kraft pulp	1,282.9 ha
Tugela, South Africa	Manufacturing facility: linerboard, corrugating medium, sackkraft and industrial kraft	914.4 ha
Cape Kraft, South Africa	Manufacturing facility: linerboard and corrugating medium	9.5 ha
Bunya, Swaziland (Usutu Pulp Mill)	Manufacturing facility: kraft pulp	45.0 ha
Sappi Forests
Barberton, South Africa (Lomati Sawmill)	Sawmill	24.6 ha

(1)
The approximate size measurement relates to, in the case of manufacturing and distribution facilities, the perimeter of the property on which the principal manufacturing or distribution facilities are situated and, in the case of offices, the interior office space owned or leased.

(2)
Subject to a lease expiring in 2015.

(3)
Subject to a lease expiring in 2011.

(4)
A portion of the equipment is subject to lease agreements.

(5)
Subject to a lease expiring in 2010.

(6)
Subject to leases expiring in 2016.

(7)
Of the total 62,140m2, 8,800m2 is subject to a lease that operates on a year-to-year basis. The remainder of the property is subject to a heritable building right ("Erbbaurecht").

(8)
Substantial assets are leased pursuant to capital lease agreements. During fiscal 2006, Sappi announced the expansion of the existing capacity at Saiccor mill. The current capacity of the mill is approximately 600,000 metric tonnes per annum. The result of the expansion is an expected increase in capacity of 300,000 tonnes, of which 75,000 tonnes is to replace existing higher cost capacity, while simultaneously reducing the environmental impact of the operation. The estimated cost of the project is US$500 million.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion and analysis together with our Group annual financial statements, including the notes, included elsewhere in this Annual Report. Certain information contained in the discussion and analysis set forth below and elsewhere in this Annual Report includes forward-looking statements that involve risk and uncertainties. See "Forward-Looking Statements", "Item 3—Key Information-Selected Financial Data", "Item 3—Key Information—Risk Factors", "Item 4—Information on the Company", "Item 10—Additional Information—Exchange Controls" and notes 2, 12, 15, 17, 21, 22, 23, 25, 26, 28, 29, 31, 35 and 36 to our Group annual financial statements included elsewhere in this Annual Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this Annual Report.

        The consolidated financial statements of the Sappi Group including the applicable notes thereto, contained in Item 18 "Financial Statements" of this Annual Report on Form 20-F and the consolidated financial information of the Sappi Group contained herein have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board. IFRS was implemented for the first time in fiscal 2006 and comparative amounts for fiscal 2005 were restated. The Sappi Group has prepared its consolidated financial statements in accordance with IFRS which differs in certain respects from United States Generally Accepted Accounting Principles ("US GAAP"). For a description of the principal differences between IFRS and US GAAP relevant to the consolidated financial statements of the Sappi Group and a reconciliation to US GAAP of net income and shareholders' equity, see note 35 to the annual financial statements included elsewhere in this annual report.

        Fiscal 2007 and 2006 included 52 accounting weeks, compared to 53 accounting weeks in fiscal 2005. Our fiscal years operate on a 52 accounting week cycle, except every 6th fiscal year which includes an additional accounting week ("additional accounting week").

Company and Business Overview

        We are a global company which through acquisitions in the 1990s has been transformed into one of the global market leaders in coated fine paper. Two acquisitions were pivotal in establishing us as a global company, namely the acquisition in 1994 of S.D. Warren Company, now known as Sappi Fine Paper North America, and the acquisition in 1997 of KNP Leykam, now integrated into Sappi Fine Paper Europe. Opportunities to grow within core businesses will continue to be evaluated.

        The fine paper acquisitions have been integrated into a single fine paper business, which operates under the name Sappi Fine Paper. The Group is organised into two operating segments; Sappi Fine Paper and Sappi Forest Products. The Group also operates a trading network, called Sappi Trading, for the international marketing and distribution of chemical cellulose and market pulp throughout the world and of the group's other products in areas outside the core operating regions of North America, Europe and southern Africa.

        Sales by source and destination in fiscal 2007, 2006 and fiscal 2005 were as follows:

	Sales by Source 2007	Sales by Source 2006	Sales by Source 2005	Sales by Destination 2007	Sales by Destination 2006	Sales by Destination 2005
North America	28%	29%	29%	29%	30%	30%
Europe	45%	44%	45%	39%	40%	40%
Southern Africa	27%	27%	26%	15%	15%	15%
Far East and others	—	—	—	17%	15%	15%

Total	100%	100%	100%	100%	100%	100%

        Sappi Fine Paper has a total paper production capacity of 4.3 million metric tonnes per annum. The Group is one of the global market leader in the coated fine paper business with a capacity of 3.9 million metric tonnes of coated fine paper per annum.

        The Group is 100% integrated on a net basis in terms of pulp usage, meaning that, while some facilities are market buyers of pulp, others are market sellers, in the aggregate producing slightly more pulp than utilised. By region, the southern African operations are net sellers of pulp, Sappi Fine Paper North America is fully integrated and the European operations are approximately 46% self-sufficient for pulp in Continental Europe, but entirely dependent on market pulp in the United Kingdom. Approximately 70% of the wood requirements of the South African businesses are from sources either owned or managed. Both the North American and European operations are dependent on outside suppliers of wood for their production requirements.

        On November 5, 1998, its American Depository Receipts commenced trading on the New York Stock Exchange. Based on available information, we believe beneficial shareholding by region are as follows:

	2007	2006	2005
North America	21%	30%	46%
Europe & elsewhere	8%	10%	12%
Southern Africa	71%	60%	42%

	100%	100%	100%

Source: Registered addresses and disclosure by nominee companies, excluding the shares owned by a subsidiary of Sappi.

Principal Factors Impacting on Group Results

        The results of operations of the Group business are affected by numerous factors. Given the high fixed cost base of pulp and paper manufacturers, industry profitability is highly sensitive to changes in prices. Prices are significantly affected by changes in industry capacity and output levels, customer inventory levels and cyclical changes in the world economy. Profitability in the industry is, however, also influenced by factors such as sales volume, the level of raw material, energy and other input costs, exchange rates, and operational efficiency.

        The principal factors that have impacted the business during the financial periods presented in the following discussion and analysis and that are likely to continue to impact the business are:

  a)
  Cyclical nature of the industry and its impact on sales volume;

  b)
  Movement in market prices for products;

  c)
  Sensitivity to currency movements;

  d)
  Movement in market prices for raw materials and other input costs of manufacturing; and

  e)
  Other significant factors impacting costs, including new acquisitions, restructuring, cost reduction initiatives and, ability to maintain and continuously improve operational efficiencies and performance.

        Because many of the factors are beyond the Group's control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Markets

        The markets for pulp and paper products are cyclical, with prices significantly affected by factors such as changes in industry capacity and output levels, customer inventory levels and cyclical changes in the world economy. The pulp and paper industry has often been characterised by periods of imbalances between supply and demand, causing prices to be volatile. Prices also vary significantly by geographic region and product. Coated fine paper, the Group's core product used for many types of publications, is susceptible to the highly cyclical advertising market, a major driver in our business.

Coated Fine Paper

        Paper demand from fiscal 2005 to fiscal 2007 remained positive as the upswing in world economic growth and resultant increase in advertising activities resulted in an increase in demand for coated fine papers.

Global Coated Fine Paper Market Balance

Source: EMGE 'World Graphics Papers Reports 1999-2007. *Cepifine **RISI

        The demand to capacity ratio for global coated fine paper increased to approximately 95% in fiscal 2007. Increases in industry capacity in Europe and North America were limited during this period, with companies reluctant to undertake major new capital projects in these regions due to the poor returns being achieved. Despite global overcapacity, high Asian demand growth rates and freely available funding led to significant coated fine paper capacity additions between fiscal 2000 and fiscal 2006 in Asia, particularly in China.

        Despite increased demand, operating rates were low in fiscal 2002 through the first half of fiscal 2004 due to excess capacity, causing price erosion in both Europe and North America. Despite the weakening US$ during this period, net imports into the United States continued to grow, putting further pressure on prices. Prices in North America, however, did start to improve in the latter half of fiscal 2004 due to a sharp increase in seasonal demand. These tight supply/demand conditions in North America continued into fiscal 2005, and more so in fiscal 2006 as inventory throughout the supply chain dropped, giving rise to further price increases. In total, North American apparent consumption reduced by 3.4% in fiscal 2007. This decrease came after a growth rate of 4.3% in 2006 largely due to increased advertising pages and printer consumption of coated fine papers.

        In Europe, demand for coated fine paper grew by 1.4% in fiscal 2007, 2.3% in fiscal 2006 and 4.7% in fiscal 2005. Capacity utilisation, including exports, was high in fiscal 2007. Despite demand growth and sharp increases in input costs, attempts to increase prices in the European market in fiscal 2007 were unsuccessful due to intense competition for market share. The relative weakness of the US$ versus the Euro made exports less attractive relative to regional sales.

        The graph below reflects apparent consumption. Apparent consumption is consumption as indicated by mill sales volumes, which ignores the impact of customer inventory. The sales volume to customers is used as the indicator of demand, with the difference between apparent and real demand being the movement in inventories.

US and European Apparent Consumption of Coated Paper

Source: AF&PA & Cepifine
US short tons converted to metric tonnes

        Average selling prices realised for the Sappi Fine Paper businesses increased by US$ 38 per tonne, from US$ 941 per tonne in fiscal 2006 to US$ 979 per tonne in fiscal 2007 compared to US$ 1,006 per tonne in fiscal 2005.

        The recent price history for benchmark coated woodfree grades in North America and Europe is shown in the following chart:

US and European Fine Paper Prices
January 2002 - September 2007

Prices are list prices. Actual transaction prices could differ from prices depicted in graph
Source: RISI (Resource Information System Inc)

        North American coated fine paper apparent demand declined in fiscal 2007 in comparison to fiscal 2006. North American demand growth improved during fiscal 2006 reaching 4.3%. Sappi Fine Paper North America's average price realised, decreased by US$ 6 per tonne to US$ 1,003 per tonne in fiscal 2007, mainly due to competitive import price pressure and mix. In fiscal 2006 prices in North America decreased to US$ 1,009 per tonne from US$ 1,017 per tonne in fiscal 2005. In Europe, demand for coated woodfree paper grew by 0.4% in fiscal 2007, from 1.4% in fiscal 2006, compared to growth of 4.3% in fiscal 2005. Despite sharp input costs increases and capacity closures during fiscal 2007, prices in Europe, in the local currency, were relatively flat in fiscal 2007 (€722 per tonne) compared to fiscal 2006 (€724 per tonne), but significantly lower than fiscal 2005 (€732 per tonne). Sales prices in Europe are impacted by the movement in the US$/Euro exchange rate as explained in more detail in the analysis of sales development by region contained later in the document.

Pulp

        Pulp prices tend to display higher volatility than paper prices. During the period 1993 to 1995 the price of the benchmark pulp grade, Northern Bleached Softwood Kraft (NBSK), ranged from a low of US$ 395 (Nov-1993) to a high of US$ 925 per tonne (Sept-1995). The average NBSK price in fiscal 2007 was US$764 per tonne, fiscal 2006 US$643 per tonne and fiscal 2005 US$611 per tonne. Throughout fiscal 2005, global demand for pulp was low in comparison to fiscal 2006 and fiscal 2007 and price fluctuations were driven primarily by currency movements, inventory movement and non-integrated paper capacity expansion. High pulp demand during fiscal 2007 resulted in the continued increase of pulp prices. The pulp demand during the latter part of fiscal 2007 remained high as none of the usual seasonal lulls were experienced.

        The traditional softwood pulp price premium to hardwood was disrupted in fiscal 2005 as a result of pulp mills shifting from hardwood to softwood production, and hardwood pulp mills closing temporarily. This led to hardwood pulp prices exceeding that of softwood in the final quarter of fiscal 2005. However, during October 2005 softwood price premiums were restored as some softwood mills closed in eastern Canada, while hardwood supply increased during the latter part of fiscal 2005 as an additional 1.9 million metric tonnes came on stream with large expansions at Hainan Island in China and Veracel in Brazil. As a result, the softwood pulp price premium to hardwood increased considerably during fiscal 2006 and continued through fiscal 2007.

        Since Sappi sells roughly as much pulp as is purchased, fluctuations in market pulp prices have a negligible direct impact on the Group's overall profitability. At a divisional level, pulp prices do, however, affect profitability since Sappi Fine Paper Europe is a net buyer of hardwood pulp and Sappi Forest Products is a net seller of hardwood pulp.

        The price of NBSK and NBHK pulp is depicted in the following chart:

Northern Bleached Softwood and Hardwood Kraft Pulp
January 2007 - September 2007

Source: PIX (Index from Foex Indexes Ltd)

        Chemical cellulose accounts for the majority of Sappi's third party pulp sales. The chemical cellulose produced, at the Group's Saiccor operation in Southern Africa (Saiccor), is used principally as an input in the production of various synthetic textiles and acetate flake used in the manufacturing of acetate tow for cigarette filter tips.

        The movement in price of certain chemical cellulose grades is linked to the price of NBSK. Higher technical specifications allow chemical cellulose to typically trade at a premium to NBSK. BHK (Bleached Hardwood Kraft pulp) generally sells at a lower price than NBSK.

        The Group increased chemical cellulose product sales significantly in this sector in fiscal 2005 and continued to achieve growth in volumes and prices in each of fiscal 2006 and fiscal 2007. Also, a significant competitive source of supply was recently removed from the industry when Weyerhauser closed its 140,000 tonne per annum Cosmopolis plant in September 2006, contributing further to the already tight market in 2007.

        In line with the movement in the NBSK prices, Saiccor prices increased in the early part of fiscal 2005, but this trend was reversed later in the year. In fiscal 2006 and 2007 the chemical cellulose business, which is 100% export-based, continued to be fully utilized and subsequently started to achieve strong price growth in 2007. The Group maintained a strong market position in the key Viscose Staple Fibre segment but also posted record sales of higher alpha products, which are primarily sold into the acetate flake segment.

        Following the successful completion of an environmental impact assessment, a project to expand the mill's annual capacity by more than 200,000 metric tonnes commenced during the latter part of fiscal 2006 and is expected to startup in the second calendar quarter of 2008.

Currency Fluctuations

        The principal currencies in which subsidiaries conduct business are the US dollar (US$), Euro and South African Rand (ZAR). Although the reporting currency is the US$, a significant portion of the Group's sales and purchases are made in currencies other than the US$. In Europe and North America, sales and expenses are generally denominated in Euro and US$, respectively; however, pulp purchases in Europe are primarily denominated in US$. In southern Africa, costs incurred are generally denominated in ZAR, as are local sales. Exports from southern African businesses to other regions, which represent approximately 53% of sales in fiscal 2007 (2006: 45%), are denominated primarily in US$.

        The appreciation of the ZAR or the Euro against the US$ tends to diminish the value of exports from southern Africa and Europe in local currencies, while depreciation of these currencies against the US$ has the opposite impact. Since expenses are generally denominated in local currencies, the depreciation of the US$ has a negative effect on gross margins on exports and such domestic sales, which are priced relative to international US$ prices. The appreciation of the US$ has the opposite impact. The Group's consolidated financial position, results of operation and cash flows may be materially affected by movements in the exchange rate between the US$ and the respective local currencies to which subsidiaries are exposed. The principal currencies in which subsidiaries conduct business that are subject to the risks described in this paragraph are the Euro and ZAR. The following table depicts the average and year end exchange rates for the ZAR and Euro against the US$ used in the preparation of our financial statements in fiscal 2007, fiscal 2006 and fiscal 2005:

Exchange Rates	2007	2006	2005
Average Exchange Rate(1)
ZAR(2)	7.1741	6.6039	6.2418
Euro(2)	1.3336	1.2315	1.2659
Year end Exchange Rate(1)
ZAR(2)	6.8713	7.7738	6.3656
Euro(2)	1.4272	1.2672	1.2030

(1)
Source: audited Group annual financial statements of Sappi Limited.

(2)
US$ 1 = ZAR, Euro 1 = US$.

Euro and ZAR Exchange Rate Movement against USD
Daily Close January 1999 to November 2007

Source: Saint Louis Federal Reserve.
US$1 = ZAR, Euro 1 = US$.

        The profitability of certain of our southern African operations are directly dependent on the ZAR proceeds of the US$ exports. Prices in the local South African market are also influenced by pricing of imports.

        The translation of our annual results, from local currencies to US$ for reporting purposes, tends to distort comparisons between financial periods when currencies are volatile. The Euro strengthened substantially against the US$ in 2007, (from an average US$/Euro 1.23 in 2006 to US$/Euro 1.33 in 2007) while the Rand weakened on average against the US$ in 2007 (from on average ZAR 6.60/US$ in 2006 to on average ZAR 7.17/US$ in 2007). The net impact of these currency movements increased reported sales in US$ by US$ 68 million in 2007. During 2007 the Euro strengthened 8.5% (2006: weakened 2.7%) against the US$ and the ZAR weakened 8.6% (2006: weakened 5.8%). The impact of these changes in Europe was that a US$35 million impact of price declines in 2007 was offset by a US$ 190 million favourable impact of the exchange rate on the translation into US$ for reporting purposes. In South Africa in fiscal 2007 a US$216 million favourable price impact was partly offset by a US$122 million adverse impact of the exchange rate on the translation into US$ for reporting purposes. This is referred to as the currency translation effect in the following discussion of the financial condition and results of operations. These impacts are more fully dealt with later in the relevant sections of this document.

Inflation and Interest Rates

        South African prime overdraft interest rates declined in 2005 (10.5%) and remained at those levels until April 2006. The rate then increased during the remainder of fiscal 2006 (11.5%) and fiscal 2007 (13.5%). The ZAR on average weakened against the US$ during 2007 moving from an average of ZAR 6.60/US$ in 2006 to an average of ZAR 7.17/US$ in 2007 (2005: ZAR 6.24/US$). The year-end closing rate strengthened from ZAR 7.77/US$ in fiscal 2006 to ZAR 6.87/US$ in fiscal 2007 (fiscal 2005: ZAR 6.37/US$). Partly due to the weaker ZAR during fiscal 2007 and fiscal 2006, the South African inflation rate increased from fiscal 2005 (4.4%) to 5.4% in fiscal 2006 and at the end of fiscal 2007 it was 7.2%. This increase is also largely due to the effect of the impact of higher oil prices on the South African economy. The South African Reserve Bank (SARB) increased its repurchase rate in fiscal 2006 to 8%, further increases were implemented during fiscal 2007 closing at 10% at our fiscal year-end. The repurchase rate is the rate at which the SARB lends assistance to the banking sector and therefore represents the cost of credit to the banking sector. When the repurchase rate is changed, the interest rates on overdrafts and other loans extended by the banks also change. In this way the SARB indirectly affects interest rates in the economy. Although South African interest rates impact the cost of our South African borrowings, the majority of our borrowings have been incurred by subsidiaries outside southern Africa, denominated in either US$ or Euro.

South African Inflation and Interest Rates

Source: Standard Bank South Africa

        In the US and Europe inflation rates were relatively stable in recent years, and accordingly had a lesser impact on our North American and European businesses. Please see table below depicting the United States 3 month Libor.

United States 3 Month Libor

        The three-month Euribor interest rate in Europe is depicted below. The relatively low interest rates in the United States and Europe continue to represent a significant interest rate differential when compared to South Africa's 10.0% repurchase rate as determined by the SARB, and could result in further short-term strengthening of the ZAR.

European 3 Month Euribor

        We borrow in the currencies of the countries in which we invest. As a result, finance costs are related to the location of activities and not domicile of the Group.

        Our foreign exchange policy consists of the following principal elements:

  •
  External borrowings are taken up in the functional currency of the operating company concerned and, if not, then the exposure is hedged. Where appropriate the Group aims, in accordance with IFRS, to apply hedge accounting treatment to avoid volatility in our results due to mark-to-market effects of such hedging instruments.

  •
  Any debtors or creditors not in the operating currency of the mill are hedged. Sales are hedged from the time of invoicing, purchases from the time of capex approval in the case of capex, and other purchases are hedged, in most instances, at the time the order is placed.

  •
  Exposures are hedged through our central treasury, where external hedging instruments are contracted after netting the various Group exposures.

  •
  Variations in this policy are considered from time to time, but any deviations from the central treasury policy are always subject to prior board approval.

  •
  No speculative positions are permitted.

        The Group has a current policy of not hedging translation risks. The South African and European operations use the ZAR and the Euro as their respective functional currencies. Any translation of the value of these operations into US$ results in foreign exchange translation differences as the ZAR and the Euro exchange rates move against the US$. These changes are booked to the foreign currency translation reserve account. The Group prefers not to hedge this exposure with financial instruments, as these result in cash settlements which impact results on a permanent basis. Borrowings taken up in a currency other than the functional currency of the borrowing entity are specifically hedged with financial instruments, such as currency swaps and forward exchange contracts.

        With regard to interest rate swaps, hedge accounting is permitted when the hedging relationship between the hedging instrument and the underlying debt meets the relevant requirements of IFRS. For example, the Group has entered into hedging relationships to swap the fixed rate on its public bonds to a variable rate.

South African Economic and Political Environment

        Sappi Limited is a public company incorporated in South Africa. It has significant operations in South Africa contributing 71% of the Group's operating profit in fiscal 2007.

        South Africa features a highly developed sophisticated "first world" infrastructure at the core of its economy. The South African economy is expected to grow at approximately 4.3% in calendar 2008. South Africa's long-term foreign currency investment ratings have remained constant over the last year at Baa1 (with the outlook changed to positive in June 2007) from Moody's Investor Services Inc. and BBB+ from Standard & Poor's Rating Service ("S&P"). While exchange controls have been relaxed in recent years and are continuing to be relaxed, South African companies remain subject to restrictions on their ability to raise and deploy capital outside of the southern African Common Monetary Area (See "Item 10—Additional Information—Exchange Controls").

        South Africa achieved 13 years of democracy in calendar 2007; however the country continues to face challenges in overcoming substantial differences in levels of economic and social development among its people. Access to land, poverty, unemployment, crime and a growing prevalence of HIV/AIDS are some of the social and economic factors that affect businesses operating in this country.

        The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. This process is expected to continue for many years. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues. To date, we have been notified of twenty six formal Land Claims made in respect of portions of Sappi plantations in the Mpumalanga area, and thirty two others made in respect of portions of Sappi plantations in KwaZulu Natal. These claims have not been finalized and are still under investigation by the Regional Land Claims Commissioner.

        The southern African region has one of the highest infection rates of HIV/AIDS in the world. In 1992, Sappi started a program to address the effects of HIV/Aids and its impact on our employees and our business. Our aim is to ensure that our program prevents new infections and to treat the HIV positive employees. Each operating unit has an elected HIV/AIDS committee and a workplace HIV/AIDS prevention program which are adapted to suit the needs of each particular business unit and to ensure that they are active owners and managers of their programs. Each Sappi operation in southern Africa has also identified the relevant role players in their geographical area and is working with them on the implementation of a comprehensive HIV/AIDS program, eliminating duplication and making optimum use of relevant resources though private-public partnerships. To ensure that our program remains current, we are members of the Global Business Coalition on HIV/AIDS (GBC) and of the South African Business Coalition against HIV/AIDS (SABCOHA). The GBC is a global partnership and SABCOHA is a national partnership focused on developing an integrated strategy for dealing with HIV/AIDS.

        Following two previous anonymous, voluntary prevalence tests, a third comprehensive voluntary study was initiated in 2007 in all of our southern African operations. Based on a participation rate of greater than 80%, at the locations tested, we estimate that the overall infection rate in our southern African operations is approximately 14%, which is well below the national average.

        Our HIV/AIDS response strategy places special emphasis on testing and counseling to ensure that staff are informed with regard to their HIV/AIDS status to enable them to make informed decisions as to their life choices. Since August 2002, our medical care for employees has included treatment to prevent mother to child transmission. Anti-retroviral treatment has been offered to HIV-infected permanent employees from the beginning of 2003. More recently, special focus has been given to the identification of the environmental risks that could lead to an increase in the prevalence of HIV in the company. Sappi has also extended its VCT (voluntary counseling and testing) programs, and is offering a HIV test to every employee who visits the clinics for a medical examination. We estimate that approximately 50% of HIV positive employees participate in our HIV/AIDS management program, which is an improvement on the prior year's participation rate. The mortality rate of employees indicates the death rate has significantly reduced from 1.12% in 2005 to 0.65% as at September 2007 which is an indication that the treatment programs are working.

        The government and organized business have taken a number of steps in recent years to increase the participation of Black people in the South African economy. To this end, the Employment Equity Act (No 55 of 1998), the Skills Development Act (No 97 of 1998) and the Preferential Procurement Policy Framework Act (No 5 of 2000) were promulgated. The Broad-Based

Black Economic Empowerment Act (No. 53 of 2003) has formalized the country's approach to distributing skills, employment and wealth more equitably between races and genders. Broad-Based Black Economic Empowerment (BBBEE) focuses on increasing equity in ownership, management and control of businesses, and improving Black representation in all levels of employment. It also promotes the development of skills within a business, the nurturing of Black entrepreneurship through preferential procurement and enterprise development, and the uplifting of communities through social investment.

        More recently, our South African businesses have actively participated in the drafting of a transformation charter for the South African forestry industry. This charter sets the objectives and principles for BBBEE, and includes the scorecard and targets to be applied within the industry, as well as certain undertakings by government to assist the forestry industry to achieve its BBBEE targets. This Forestry Sector charter is still in draft format and has been published for public comment. Until such time as it is formally gazetted as a Transformation Charter and Sector Code in terms of sections 12 and 10 of the Broad-Based Black Economic Empowerment Act (No 53 of 2003), the South African business will continue to be evaluated against the generic BBBEE scorecard, based on guidelines set out in the Codes of Good Practice published by the Department of Trade and Industry.

        In 2006, Sappi achieved an overall BBBEE rating of BBB (BB rating in 2005) as verified by Empowerdex a leading external BBBEE rating agent. In February 2007 the BBBEE scorecard as set out in the Codes of Good Practice published by the Department of Trade and Industry was streamlined and simplified without affecting their intended objectives. The South African businesses' BBBEE scorecard is next scheduled to be evaluated in December 2007 against this revised generic BBBEE scorecard.

        The shares of Sappi are widely held by South African and international investors. The company does not currently intend to undertake an empowerment transaction in respect of these shares. We will consider and are pursuing empowerment transactions related to specific southern African assets or business units where they add to the value of our business and meet our empowerment criteria.

        The representation of Black people, particularly Black women, in management and all levels of employment within the company is a focus within the organization, driven by employment equity targets set in each occupational category. Skills development initiatives, particularly programs aimed at improving management and leadership skills, are geared to meet these targets. Where practical, Sappi purchases goods and services from Black-owned businesses and seeks opportunities to develop future Black vendors. Sappi is committed to the support of its Project Grow initiative through financial and technical input, as well as by providing a secure market during the start-up phase of these small tree farming enterprises. This initiative has been extended to encourage aspirant tree farmers who wish to undertake forestry activities on a larger scale. We have a number of enterprise development initiatives and have established programs to train new entrepreneurs. These initiatives involve the transfer of business skills, technical assistance, financial support and preferential payment terms to assist new enterprises to enter the market. Sappi has a history of investment in the communities in which it operates. Initiatives to promote education, health and welfare, arts and culture, and rural and community development, amongst others, are regularly undertaken.

        The South African constitution guarantees ownership rights of assets, and it is the stated intent of the constitution that transfer of ownership will occur at market prices. It should be noted that BBBEE equity participation need not necessarily occur at the corporate level, and can be effected at divisional, business unit or lower levels. Because the BBBEE Bill sets forth a framework for plans rather than specific requirements or goals, it is not possible to predict whether or how our business or assets may be impacted.

        For further information, see "Item 4—Information on History and Development of the Company"

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

        For further information, see "Item 4—Information on the Company—Environmental and Safety Matters"

Operating Results

Financial Condition and Results of Operations

        The operations of Sappi Ltd (The Group) are organised into two main business units:

  I.
  Sappi Fine Paper ("SFP"), which consists of Sappi Fine Paper North America ("SFPNA"), Sappi Fine Paper Europe ("SFPE") and Sappi Fine Paper South Africa ("SFPSA"); and

  II.
  Sappi Forest Products ("FP") consists of Sappi Kraft ("Kraft"), Sappi Saiccor ("Saiccor") and Sappi Forests ("Forests"). Kraft and Saiccor are jointly referred to as the Pulp and Paper business of FP and Forests comprises the forests business for purposes of this discussion and analysis. The volume, revenue and cost relationship within the Forests business is substantially different to that of the pulp and paper business. Any analysis from one year to the next of the FP business could potentially be distorted at an aggregated FP business level. Management has therefore decided to analyse the FP business further by splitting the analysis into Pulp and Paper, and Forests.

        Corporate includes all other non manufacturing and trading sectors of the business not included above.

        The analysis and discussion which follows should be read in conjunction with our annual financial statements included elsewhere in this report.

  Overview

        This is an overview of the Group's operating results; intend to provide context to the discussions and analysis which follow. General trends are being highlighted with detailed discussions and analysis to be dealt with in separate sections below. The key indicators of the group's operating performance are:

	2007	Variance	2006	Variance	2005
	US$ millions
Key figures:
Sales	5,304	363	4,941	(77)	5,018
Operating profit / (loss)	383	258	125	234	(109)
Net Income / (Loss)	202	206	(4)	180	(184)
Basic EPS (US cents)	89	91	(2)	79	(81)

        Operating profit (US$ 383 million in fiscal 2007, US$ 125 million in fiscal 2006 and a loss of US$ 109 million in fiscal 2005) in 2007 has benefited from certain items which either by their nature or due to their magnitude relative to other periods have significantly impacted the results in fiscal 2007 and fiscal 2006 or negatively impacted in fiscal 2005. These items will be dealt with in the relevant section of this discussion and analysis.

        Segment contributions to operating profit are as follows:

Group Operating Profit Trend—US$ million

        Operating profit in 2007 has been favourably impacted by the significantly improved performances in all segments of the business. The major contributor to the improved performance is the improvement in sales, partly offset by some cost escalations. Of the US$ 363 million improvement in sales in fiscal 2007, US$ 123 million was attributable to volume improvements, US$ 172 million to price improvement and US$ 68 million due to the impact of exchange rates on reporting in US$. The volume improvements are attributable to the Fine Paper volumes, at significantly higher selling prices, increasing from 4,204,000 tonnes in fiscal 2006 to 4,349,000 tonnes (145,000 tonnes) offsetting the 495,000 tonne decline in forestry volume at Forest Products. Forest Products pulp and paper volumes increased 14,000 tonnes to 1,484,000 tonnes in fiscal 2007 from 1,470,000 tonnes in fiscal 2005. Of the US$ 77 million decline in sales in fiscal 2006, compared to fiscal 2005, US$ 41 million was attributable to the negative impact of reduced volumes and US$ 81 million negative impact of price, partly offset by the positive impact of exchange rates (US$ 45 million) on the translation of the South African and European businesses. The price improvement relates mainly to the impact of the US$/Euro exchange rate on the translation of the European sales (US$ 190 million) into US$ for reporting. Variable costs, at a divisional level, have been adversely impacted by escalating commodity prices, particularly energy and wood. A detailed analysis of variable costs at a divisional level follows below. Fine Papers has improved from an operating loss of US$ 49 million in fiscal 2006 to an operating profit of US$ 119 million (fiscal 2005: operating loss US$186 million). Forest Products has improved from an operating profit of US$ 175 million in fiscal 2006 to an operating profit of US$ 264 million (fiscal 2005: operating profit of US$83 million). Restructuring and impairment (US$ 252 million) charges were major contributors to the significant loss (US$ 109 million) reported in fiscal 2005. Fiscal 2006 was favourably affected by the reversal of impairment (US$ 31 million) at Forest Products and post employment restructuring credits (US$ 28 million), partly offset by a provision for restructuring in Europe

(US$ 40 million) at Fine Paper Europe relating to the restructure of post employment benefit funds. Fiscal 2007 was impacted by the profit on sale of the Nash property (US$ 26 million).

	2007		2006		2005
	US$ million	Variance	US$ million	Variance	US$ million
Operating Profit
Fine Paper
North America	22	38	(16)	243	(259)
Europe	88	115	(27)	(111)	84
South Africa	9	15	(6)	5	(11)

Total	119	168	(49)	137	(186)
Forest Products
Pulp & Paper	175	75	100	112	(12)
Forests	89	14	75	(20)	95

Total	264	89	175	92	83
Corporate	—	1	(1)	5	(6)

Total	383	258	125	234	(109)

        Divisional contributions to Operating profit in the last three years are set out in the table above:

        The underlying reasons for the movement in the group's operating profit in fiscal 2006 and fiscal 2007 can be explained as follows:

Group Operating Profit Analysis—US$ million

        Movements in the sales, variable cost and fixed cost components of the movement in operating profit are explained below. The items not dealt with in separate sections are as follows:

        Plantation fair value:    This relates to the fair value adjustment of the timber assets of the Forestry operation of Forest Products. The movement on this item is mainly impacted by timber selling prices, cost associated with standing timber values and harvesting and delivery, the estimated growth rate or annual volume changes and discount rates applied. The parameters applied are all market related. The impact was US$ 60 million positive in fiscal 2005, US$ 34 million positive in fiscal 2006 and US$ 54 million positive in fiscal 2007.

        Impairment:    In fiscal 2005 impairment charges were US$ 182 million in SFPNA, and US$ 49 million in Forest Products for a total of US$ 231 million. In fiscal 2006 Forest Products, due to the improved performance of the mill, reversed the impairment of its Usutu mill resulting in a credit to profit of US$ 40 million. This has resulted in an improvement of reported profitability from fiscal 2005 to fiscal 2006 of US$ 271 million due to changes to impairment charges.

        Sale of Nash:    The SFPE Nash mill was closed in May 2006 and the operations were transferred to other operations in the Group. The mill property was sold during fiscal 2007 and realised a profit of US$ 26 million.

        Fire damage:    During July and August 2007 the forestry operations of Forest Products experienced devastating fires across a wide area of afforested land. The cost of fighting these fires and of the forest destroyed, net of salvage, is US$ 17 million. Certain of the costs included in this amount are management's best estimates as clean-up and salvage operations continue.

Sales

  Group

        Sales improvement has been a major contributor to the improved profitability from fiscal 2005 to fiscal 2007. Sales have however decreased from US$ 5,018 million in fiscal 2005 to US$ 4,941 million in fiscal 2006 and increased to US$ 5,304 million in fiscal 2007. The three factors impacting sales are volume, price and exchange rate. The South African and European businesses transact in ZAR and Euro respectively, but the results of their operations are translated into the US$ for reporting purposes. The movement in the exchange rate from local currency to US$ during periods of high volatility significantly impacts reported results from one period to the next. Movements in exchange rates impacted reported results positively by US$ 68 million and US$ 45 million in fiscal 2007 and fiscal 2006 respectively. An analysis of the drivers of sales movements may be presented as follows:

Group Sales Trend Analysis
US$ million

Group Sales Volume Trend—Metric Tonnes '000

        Sales volume by division is shown in the table below:

	2007			2006
		Variance			Variance
Sales volume
	Volume	Tons	%	Volume	Tons	%	2005
	Metric tons ('000)
Fine Paper
North America	1,506	80	6	1,426	(7)	(1)	1,433
Europe	2,493	43	2	2,450	23	1	2,427
South Africa	350	22	7	328	11	4	317

Total	4,349	145	4	4,204	27	1	4,177

Forest Products
Pulp & Paper	1,484	14	1	1,470	(95)	(6)	1,565
Forestry	1,030	(495)	(33)	1,525	(212)	(12)	1,737

Total	2,514	(481)	(16)	2,995	(307)	(9)	3,302

Total	6,863	(336)	(5)	7,199	(280)	(3)	7,479

        Volume growth at Fine Paper was not at expected levels as all regions experienced market share declines during fiscal 2005 and fiscal 2006. In fiscal 2007 volumes improved as market share was more effectively retained and in some instances increased from previous levels. However, in Europe volumes remained under pressure as the region struggled to maintain market share. Forest Products saw declines in pulp and paper volumes due to some loss of local market share in 2006 resulting from import substitution on the back of a much stronger local currency. In 2007 import substitution was less evident as the local currency had weakened against the US Dollar making import substitution less attractive. Sappi Fine Paper South Africa experienced similar local market dynamics to Forest Products in 2006 with import substitution being a major threat. Production output difficulties in fiscal 2006 and fiscal 2007 at Kraft and Saiccor expansion impacted Forest Products sales volumes adversely. The decline in external timber sales volumes reflects efforts to these sales in order to protect timber stocks in anticipation of the increased Group demand that will occur when the Saiccor upgrade is complete.

        Sales revenue by division in the last three years is shown in the table below:

	2007			2006			2005
		Variance			Variance
Sales value
	Value	Value	%	Value	Value	%	Value
	US$ million
Fine Paper
North America	1,511	72	5	1,439	(19)	(1)	1,458
Europe	2,387	193	8	2,194	(45)	(2)	2,239
South Africa	358	33	10	325	2	1	323

Total	4,256	298	7	3,958	(62)	(2)	4,020

Forest Products
Pulp & Paper	979	83	8	896	(12)	(1)	908
Forestry	69	(18)	(21)	87	(3)	(3)	90

Total	1,048	65	7	983	(15)	(2)	998

Total	5,304	363	7	4,941	(77)	(2)	5,018

        In fiscal 2007, sales increased by US$ 363 million (7%) to US$ 5,304 million compared to fiscal 2006. This increase was due to a combination of increases in the volume, at Fine Paper and Forest Products pulp and paper, and price due to the currency effect of translating sales in Euro and ZAR into US$, which is the reporting currency. The translation of the South African sales was adversely affected by the weakening of the ZAR against the US$ and the Euro sales of SFPE were positively impacted by the weakening of the US$ against the Euro. The table below shows the impact of volume, price and exchange rates on the Group's sales in fiscal 2006 and fiscal 2007 when compared to the previous year:

	2007				2006
Sales variance analysis	Volume	Price	Exchange Rate	Total	Volume	Price	Exchange Rate	Total
	US$ million
Fine Paper
North America	81	(9)	—	72	(7)	(12)	—	(19)
Europe	39	(35)	190	194	21	(187)	121	(45)
South Africa	22	41	(31)	32	11	10	(19)	2

Total	142	(3)	159	298	25	(189)	102	(62)

Forest Products
Pulp & Paper	9	159	(85)	83	(55)	95	(52)	(12)
Forestry	(28)	16	(6)	(18)	(11)	13	(5)	(3)

Total	(19)	175	(91)	65	(66)	108	(57)	(15)

Total	123	172	68	363	(41)	(81)	45	(77)

  Sappi Fine Paper North America

        Set out below is the progression of SFPNA sales volume and value from fiscal 2005 to fiscal 2007.

SFPNA Sales Value (US$ million) and Volume (Metric tonnes '000)

SFPNA Sales Trend Analysis

        The average price realised decreased to US$1,003 per tonne in fiscal 2007 from US$1,009 per tonne in fiscal 2006 and US$1,017 per tonne in fiscal 2005 due to continued market pricing pressure. The major contributor to improved sales is volume resulting from market share gain in fiscal 2007. Volumes in fiscal 2006 were adversely affected by declines in market share due to increased import substitution. There is no exchange rate impact as the translation currency is the same as the reporting currency US$.

  Sappi Fine Paper Europe

        Set out below is the progression of SFPE sales volume and value from fiscal 2005 to fiscal 2007.

SFPE Sales Value (US$ million) and Volume (Metric tonnes '000)

        The major components affecting the development of sales at SFPE may be presented as follows:

SFPE Sales Trend Analysis

        Average prices realised in US$ terms were US$ 957 per tonne in fiscal 2007, US$ 61 per tonne up from US$ 896 per tonne in fiscal 2006, US$ 27 per tonne down from the US$ 923 per tonne in fiscal 2005. Pricing at SFPE has been under pressure since fiscal 2005 due to strong competition for market position largely due to the weakening of the US$. The US$ has weakened (4.7%) US$1.27/ Euro to US$ 1.33/Euro on average from 2005 to 2007. Volumes have since fiscal 2005 been impacted by changes in market share resulting from attempts to improve pricing.

  Sappi Fine Paper South Africa

        Set out below is the progression of SFPSA sales volume and value from fiscal 2005 to fiscal 2007.

SFPSA Sales Value (US$ million) and Volume (Metric tonnes '000)

SFPSA Sales Trend

        The average price realised at SFPSA in US$ terms increased by US$ 32 per tonne to US$ 1,023 per tonne in fiscal 2007 from US$ 991 per tonne in fiscal 2006 after declining from US$ 1,019 per tonne in fiscal 2005. During 2006 the region experienced pricing pressure due to import substitution as a result of the strength of the ZAR against the US$. In 2007 the ZAR weakened, lessening the threat and creating the climate for price increases. The weakening of the currency also reduces import substitution volumes creating increased demand for locally produced product and an opportunity to increase prices. The ZAR weakened from an average of ZAR6.24/US$ in fiscal 2005 to ZAR6.60/US$ in fiscal 2006 and ZAR7.17/US$ in fiscal 2007. The region experienced an adverse impact on the translation of its results into the reporting currency (US$) due to the impact of the exchange rate movements.

  Forest Products

        Set out below is the progression of Forest Products sales volume and value from fiscal 2005 to fiscal 2007.

Forest Products Sales Value (US$ million) and Volume (Metric tonnes '000)

Forest Products Sales Value

Forest Products Sales Metric Tonnes

Forest Products Sales Trend

        Timber volumes at Forest Products have shown a decline as the segment is reducing external sales in order to conserve and build timber supply inventories in anticipation of the commissioning of the Saiccor upgrade. The Kraft business sells newsprint, packaging board and pulp grades. The business comprises approximately 52% of the Forest Products sales. Saiccor produces and sells various grades of chemical cellulose pulp which comprises approximately 41% of the FP sales. A major determinant of pricing in both the Kraft and Saiccor businesses is the international Northern Bleached Softwood Kraft Pulp (NBSK) price. This price as at the close of fiscal 2007 of US$ 811 per tonne, is at a record level which is affecting sales pricing positively in both the Kraft and Saiccor businesses. Hardwood Pulp sales which form a major portion of Kraft sales are also experiencing good pricing and was at US$ 720 per tonne at end of fiscal 2007. The local Kraft sales are also benefiting from the weaker ZAR to the US$ which is reducing import substitution and improving both local pricing and volumes. The ZAR weakened from an average of ZAR6.24/US$ in 2005 to ZAR6.60/US$ in 2006 and ZAR7.17/US$ in 2007. The commercial benefit achieved as a result of the relatively weaker rand was slightly offset by an adverse impact on the translation of its results into the reporting currency (US$) due to the impact of exchange rate movements.

Operating expenses

        In the analysis which follows cost per tonne has been based on sales tonnes. An analysis of the Group operating expenses is as follows:

	2007				2006				2005
			Variance				Variance
Operating costs
	Costs	US$/Ton	Value	%	Costs	US$/Ton	Value	%	Costs	US$/Ton
	US$ million
Variable costs
Delivery	453	66	12	3	441	61	(10)	(2)	451	60
Variable manufacturing	2,685	391	169	7	2,516	350	90	4	2,426	324

Total variable costs	3,138	457	181	6	2,957	411	80	3	2,877	384
Fixed costs	1,808	263	9	—	1,799	250	(135)	(7)	1,934	265
Impairment	—	—	31	100	(31)	(4)	(262)	(113)	231	31
Restructuring	(7)	(1)	(57)	(114)	50	7	29	138	21	3
Pension cost		—	1	100	(1)	—	(42)	(102)	41	—
Profit on sale of Nash mill	(26)	(3)	(26)	—	—	—	—	—	—	—
Fire damage	17	2	17	—	—	—	—	—	—	—
Fair value of plantations	(54)	(8)	(20)	59	(34)	(5)	26	43	(60)	(8)
Other	45	(5)	(31)	(40)	76	11	(7)	(4)	83	10

Total	4,921	717	105	2	4,816	670	(311)	(6)	5,127	685

        Details of the fair value pricing adjustment, impairment, profit on sale of Nash mill and fire damage have been dealt with above at the start of the Financial Condition and Results of Operations section. The restructuring charge in 2006 relates to a provision created at SFPE for the restructuring as a result of the cost and operational improvement project run in the region. The US$ 7 million reversal in 2007 relates to the balance of the restructuring provision not utilised. This project has now been implemented and benefits have started to flow to the region. The pension cost reversal in 2006 relates to the impact of the changes to IFRS and restructuring of certain of the post employment benefit funds of the Group. Variable and fixed costs have been analysed in more detail below.

Variable manufacturing costs

  Group

        The table below sets out the Group's major components of variable manufacturing costs.

	2007				2006				2005
			Variance				Variance
Variable manufacturing costs
	Costs	US$/Ton	Value	%	Costs	US$/Ton	Value	%	Costs	US$/Ton
	US$ million
Wood	635	93	4	1	631	88	(16)	(2)	647	86
Energy	438	64	5	1	433	60	68	19	365	49
Chemicals	676	98	18	3	658	91	5	1	653	87
Pulp	623	91	60	11	563	78	49	10	514	69
Other	313	45	82	35	231	33	(16)	(6)	247	33

Total	2,685	391	169	7	2,516	350	90	4	2,426	324

        Variable manufacturing costs relate to costs of inputs which vary directly with output. Other costs relate to inputs such as electricity, water, fillers and consumables. The Group's variable costs are impacted by sales volume, exchange rate impacts on translation of European and South African businesses into US$, and the underlying costs of inputs. An analysis of the impact of these components at a divisional level is as follows:

	2007 versus 2006				2006 versus 2005
Variable cost movement analysis	Volume	Cost	Exchange Rate	Total	Volume	Cost	Exchange Rate	Total
	US$ millions
Fine Paper
North America	43	4	—	47	(4)	48	—	44
Europe	20	38	98	156	10	(34)	62	38
South Africa	12	23	(17)	18	7	11	(11)	7

Total	75	65	81	221	13	25	51	89

Forest Products
Pulp & Paper	4	(20)	(28)	(44)	(22)	47	(22)	3
Forestry	(22)	19	(5)	(8)	(8)	10	(3)	(1)

Total	(18)	(1)	(33)	(52)	(30)	57	(25)	2

Total	57	64	48	169	(17)	82	26	91

        In the analysis and discussion of variable costs, volume reflects the changes in cost attributable to volume changes, costs refer to changes in input costs and exchange rate relates to the impact of the movement in exchange rate on the translation from local currency to US$ for reporting purposes at Fine Paper Europe and South Africa. The major contributors to variable cost escalations at a Group level have been the impact of the exchange rate on translation of the European and South African operations into the US$ reporting currency and actual input cost escalations. See—Currency Fluctuations for exchange rate movements. Increases due to volume are related to the movement in sales volumes year on year and changes in usage. Cost escalations are being driven by commodity price increases.

        An analysis of variable cost developments by regions is as follows:

  Sappi Fine Paper North America

        A summary of major variable cost components in SFPNA is as follows:

	2007				2006				2005
			Variance				Variance
Variable manufacturing costs
	Costs	US$/Ton	Value	%	Costs	US$/Ton	Value	%	Costs	US$/Ton
	US$ million
SFPNA	819	544	47	6	772	541	44	6	728	508
	2007 versus 2006				2006 versus 2005
Variable cost movement analysis	Volume	Cost	Exchange Rate	Total	Volume	Cost	Exchange Rate	Total
	US$ millions
Wood	10	(21)	—	(11)	1	(3)	—	(2)
Energy	7	(13)	—	(6)	—	16	—	16
Chemicals	11	(2)	—	9	—	2	—	2
Pulp	7	18	—	25	(1)	30	—	29
Other	8	22	—	30	(4)	3	—	(1)

Total	43	4	—	47	(4)	48	—	44

        Wood cost in the region has been a major focus area in recent years with improved management systems and processes being introduced. The net result has been a decline in wood costs in fiscal 2007 to similar levels as last seen in fiscal 2003. Energy costs are largely driven by international crude oil prices. Given the escalating cost of energy, the region has embarked on a number of energy utilisation improvement plans which have contributed to the reduction in energy costs in fiscal 2007. Pulp costs are driven by the cost of bought-in non-integrated pulp. Escalating international pulp pricing in US$ have contributed to the cost increases. Cost management remains a major focus area with product design being constantly reviewed in order to ensure products are not over designed for intended use, thereby, minimising costs.

  Sappi Fine Paper Europe

        A summary of major variable cost components in SFPE is as follows:

	2007				2006				2005
			Variance				Variance
Variable manufacturing costs
	Costs	US$/Ton	Value	%	Costs	US$/Ton	Value	%	Costs	US$/Ton
	US$ million
SFPE	1,280	513	156	14	1,124	459	38	3	1,086	447
	2007 versus 2006				2006 versus 2005
Variable cost movement analysis	Volume	Cost	Exchange Rate	Total	Volume	Cost	Exchange Rate	Total
	US$ millions
Wood	2	41	14	57	1	13	(3)	11
Energy	4	(9)	16	11	2	49	(5)	46
Chemicals	7	(17)	30	20	4	(6)	(10)	(12)
Pulp	7	(10)	30	27	4	31	(11)	24
Other	—	33	8	41	(1)	(121)	91	(31)

Total	20	38	98	156	10	(34)	62	38

        SFPE has experienced a number of cost pressures during fiscal 2007. Wood costs are being driven by specific supply and demand issues as well as increased demand for alternative renewable fuels in Europe. Wood cost per ton sold has increased from US$ 50 per tonne in fiscal 2006 to US$ 72 per tonne in fiscal 2007, a 44% increase. Wood costs per tonne sold increased 6% in fiscal 2006. International crude oil prices are driving energy costs with costs per tonne increasing 27% in 2006 and another 4% in 2007. Chemical and other variable input costs per tonne sold have declined from € 168 per tonne in fiscal 2005 to € 161 per tonne in fiscal 2006 and € 156 per tonne in fiscal 2007. During the last two years the region has had a specific cost reduction project running which has contributed to cost reductions through process as well as product re-engineering initiatives. Escalating international pulp prices have driven the cost of non-integrated pulp up. The region has been protected to some extent in Euros, on the cost side, by the relative strength of the Euro against the US$ for US$ based inputs, such as pulp and certain chemicals. However, when reporting, costs escalated US$ 98 million in fiscal 2007 due to the impact of the Euro/US$ exchange rate on the translation into the US$ reporting currency.

  Sappi Fine Paper South Africa

        A summary of major variable cost components in SFPSA is as follows:

	2007				2006				2005
			Variance				Variance
Variable manufacturing costs
	Costs	US$/Ton	Value	%	Costs	US$/Ton	Value	%	Costs	US$/Ton
	US$ million
SFPSA	199	569	18	10	181	552	7	4	174	549
	2007 versus 2006				2006 versus 2005
Variable cost movement analysis	Volume	Cost	Exchange Rate	Total	Volume	Cost	Exchange Rate	Total
				US$ millions
Wood	—	—	—	—	—	—	—	—
Energy	2	2	(2)	2	1	(3)	1	(1)
Chemicals	2	(1)	(3)	(2)	1	(2)	2	1
Pulp	5	6	(6)	5	3	(10)	3	(4)
Other	3	16	(6)	13	2	26	(17)	11

Total	12	23	(17)	18	7	11	(11)	7

        The region has no wood input costs as wood supply to it is supplied by the forestry operations of Forest Products. In ZAR the region's costs have shown significant increases year on year. These increases are largely attributable to the impact of the weakening of the ZAR against the US$ on US$ based inputs. The major contributors have been energy and chemical input costs, both of which are being driven by international commodity price pressures and the impact of the exchange rate movements. The ZAR per tonne variable cost has increased from ZAR 3,712 per tonne in 2005 to ZAR 3,927 per tonne in fiscal 2006 and ZAR 4,242 per tonne in fiscal 2007. The net impact is variable cost escalations of US$ 23 million, which have been partly offset (US$ 17 million) by the impact of the exchange rate on the translation into the reporting currency.

  Forest Products

        The Forest Products analysis has been split into pulp and paper and forestry. The analysis per segment is as follows:

Pulp and Paper

        A summary of major variable cost components in Forest Products—Pulp and Paper is as follows:

	2007				2006				2005
			Variance				Variance
Variable manufacturing costs
	Costs	US$/Ton	Value	%	Costs	US$/Ton	Value	%	Costs	US$/Ton
	US$ million
Pulp & Paper	328	221	(44)	(12)	372	253	3	1	369	236

	2007 versus 2006				2006 versus 2005
Variable cost movement analysis	Volume	Cost	Exchange Rate	Total	Volume	Cost	Exchange Rate	Total
	US$ millions
Wood	1	(11)	(4)	(14)	(4)	(2)	4	(2)
Energy	1	6	(7)	—	(4)	8	4	8
Chemicals	—	(10)	(4)	(14)	(4)	3	3	2
Pulp	—	(3)	—	(3)	—	(1)	—	(1)
Other	2	(2)	(13)	(13)	(10)	39	(33)	(4)

Total	4	(20)	(28)	(44)	(22)	47	(22)	3

        The wood cost at Forest Products relates to the cost of timber consumed that is purchased externally by Forestry. The cost of local timber has been escalating due to the increased demand from both major local paper producers and exporters. The pool of non-integrated timber in South Africa is relatively small and currently very costly due to the increasing demand. Pulp costs have been eliminated as the region only purchases pulp in an emergency situation when Group production capacity issues limits supply. Chemical and other costs are being driven by a combination of escalating international commodity prices and the impact of the weakening ZAR relative to US$ on US$ based variable inputs. Cost reductions in fiscal 2007 relative to fiscal 2006 were US$ 20 million. A further US$ 28 million reduction was due to the impact on the translation of the region's results into US$ for reporting purposes.

  Forestry

        A summary of major variable cost components in Forest Products—Forestry is as follows:

	2007				2006				2005
			Variance				Variance
Variable manufacturing costs
	Costs	US$/Ton	Value	%	Costs	US$/Ton	Value	%	Costs	US$/Ton
	US$ million
Forestry	59	57	(8)	(12)	67	44	(1)	(1)	68	40
	2007 versus 2006				2006 versus 2005
Variable cost movement analysis	Volume	Cost	Exchange Rate	Total	Volume	Cost	Exchange Rate	Total
	US$ millions
Total	(22)	19	(5)	(8)	(8)	10	(3)	(1)

        Forestry variable costs relate mainly to the cost of providing timber which includes the cost of standing timber harvested and harvesting costs. The costs which are ZAR denominated would be influenced by the cost of bought-in timber, fuel and labour costs. Local timber costs are being driven by international demand which is driving pricing of the limited supply of non-integrated timber up.

Fixed costs

  Group

        A summary of the Group's major fixed cost components is as follows:

	2007				2006				2005
			Variance				Variance
Fixed costs
	Costs	US$/Ton	Value	%	Costs	US$/Ton	Value	%	Costs	US$/Ton
	US$ million
Personnel	926	135	48	5	878	122	(103)	(10)	981	131
Maintenance	236	34	7	3	229	32	(29)	(11)	258	35
Depreciation	372	54	(15)	(4)	387	54	(29)	(7)	416	56
Other	274	40	(31)	(10)	305	42	26	(9)	279	37

Total	1,808	263	9	1	1,799	250	(135)	(7)	1,934	259

        The Regional analysis which follows excludes corporate fixed costs and consolidation adjustments which are not material.

  Sappi Fine Paper North America

	2007			2006			2005
		Variance			Variance
Fixed costs
	Costs	Value	%	Costs	Value	%	Costs
	US$ million
SFPNA	542	(19)	(3)	561	(59)	(10)	620

        The region has been involved in restructuring and cost reduction processes in recent years and the benefits of these initiatives are contributing to the fixed cost reductions post 2005.

  Sappi Fine Paper Europe

	2007			2006			2005
		Variance			Variance
Fixed costs
	Costs	Value	%	Costs	Value	%	Costs
	US$ million
SFPE	778	8	1	770	(52)	(6)	822

        During 2006 the region embarked on a major restructuring project aimed at reducing costs and improving efficiencies, which has been the major contributor to the cost reductions in 2006. Included in the program was a significant headcount reduction. 2006 personnel costs were also impacted by a post employment benefit credit of US$ 11 million. Fixed costs in US$ in fiscal 2007 were US$ 8 million higher than fiscal 2006 which was US$ 52 million lower than fiscal 2005 due to the impact of the currency on translation.

  Sappi Fine Paper South Africa

	2007			2006			2005
		Variance			Variance
Fixed costs
	Costs	Value	%	Costs	Value	%	Costs
	US$ million
SFPSA	107	3	3	104	(8)	(7)	112

        In 2007 fixed costs in local currency increased R 79 million. The major contributors to this increase were personnel costs (R 43 million) and maintenance (R 16 million). These cost increases have, in US$, been offset by the impact of the exchange rate on translation of the costs into the US$ reporting currency. The net result in US$ was an increase of US$ 3 million. Personnel costs are under pressure from labour rate increases due to cost of living adjustments and the impact of the skills shortage on labour rates, particularly in the skilled technical functions.

  Forest Products

	2007			2006			2005
		Variance			Variance
Fixed costs
	Costs	Value	%	Costs	Value	%	Costs
	US$ million
Forest Products	374	(3)	(1)	377	(36)	(9)	413

        In 2007 fixed costs in local currency increased ZAR 194 million. The major contributors to this increase were personnel costs (ZAR 131 million), maintenance (ZAR 26 million) and depreciation (R 38 million). These cost increases have, in US$, been offset by the impact of the exchange rate on translation of the costs into the US$ reporting currency. The net result in US$ being a decrease of US$ 3 million. Personnel costs are under pressure from labour rate increases due to cost of living adjustments and the impact of the skills shortage on labour rates, particularly in the skilled technical functions.

Net Finance Costs

        Net finance costs consists of gross interest and other finance costs net of interest received, interest capitalised, foreign exchange gains and losses and change in fair value of financial instruments. Net finance costs were US$ 134 million in 2007, US$ 130 million in 2006 and US$ 80 million in 2005. Gross interest cost increased from 2006 by US$ 11 million to US$ 173 million.

        Cash interest cover (cash generated by operations divided by net finance costs (before capitalised interest)) increased from 2.9 times in 2006 to 3.8 times for 2007. The increase in 2007 is mainly due to higher cash generated by operations.

        Finance costs capitalised were US$ 14 million in 2007 and US$ 2 million in 2006. Finance costs capitalised relate primarily to the capitalised interest on major projects under construction, in particular the Saiccor upgrade.

Taxation

        The expected taxation (2007: US$ 68 million charge; 2006: US$ 13 million benefit; 2005: US$ 109 million benefit), which is derived by applying the average statutory tax rate applicable to our profit and loss making tax entities respectively, was favorably impacted by announced tax rate reductions in Germany (2007: US$ 19 million; 2006: nil; 2005: nil), the Netherlands (2007: US$ 2 million; 2006: US$ 1 million; 2005: US$ 4 million) and South Africa (2007: nil; 2006: nil; 2005: US$ 9 million). Certain of the group's profits are not taxed; as a result of losses carried forward or favorable permanent differences. Tax relief was not taken on the taxation losses of certain loss-making entities due to management's judgment that these taxation losses may not be recoverable in the near future (net impact 2007: US$ 1 million benefit; 2006: US$ 3 million charge; 2005: US$ 93 million charge). The Secondary Tax on Companies (2007: US$ 8 million; 2006: US$ 9 million; 2005: US$ 8 million) relates to South African tax on the group dividend paid during the year at a rate of 12.5%.

        The items explained above lead to a taxation charge of US$ 47 million (2006: US$ 1 million benefit; 2005: US$ 5 million benefit) and an effective tax rate of 19% (2006: 15%; 2005: 3%).

        For further information see "Item 10—Additional Information—Taxation".

Net Profit

        Net profit increased to US$ 202 million in fiscal 2007 from a loss of US$ 4 million in fiscal 2006 and a loss of US$ 184 million in fiscal 2005. The improved profitability in fiscal 2007 was mainly due to improved sales as a result of improved Fine Paper volumes (145,000 tonnes) and improved pricing at Forest Products (US$ 174 million) and Fine Paper South Africa (US $41 million), partly offset by lower prices at Fine Paper Europe (US$ 35 million) and Fine Paper North America (US$ 9 million). The weakening of the US$ against the Euro resulted in an increase in sales of US$ 190 million, which was partly offset by a decline in sales, due to the impact of the weakening of the ZAR against the US$ on the South African businesses sales of US$ 122 million. Net loss in fiscal 2005 was impacted by the Muskegon and Usutu impairment charges of US$ 231 million pre-tax. Restructuring charges in Europe were partly offset, in fiscal 2006, by the reversal of impairment on Usutu Mill at Sappi Forest Products.

        Basic earnings per share increased from a loss of 2 US cents per share in 2006 (2005: 81 US cents loss per share) to an income of 89 US cents per share in 2007.

Liquidity and Capital Resources

Cash Flow—Operations

        Cash retained from operating activities amounted to US$ 388 million in fiscal 2007 compared to US$ 160 million in fiscal 2006 and US$ 301 million in fiscal 2005.

        During fiscal 2007 we generated cash from operations of US$ 585 million compared to US$ 396 million in fiscal 2006, an increase of US$ 189 million in cash generated compared to fiscal 2006 (fiscal 2005 cash generated by operations was US$ 569 million). Operating profit (US$ 383 million) improved by US$ 258 million as against fiscal 2006 operating profit (US$ 125 million). Fiscal 2005 Operating loss was US$ 109 million. Cash generated was reduced by finance costs paid (net of interest income) of US$ 183 million (US$ 19 million more than fiscal 2006), taxation paid of US$ 27 million (US$ 14 million more than fiscal 2006). Finance costs paid in fiscal 2006 were US$ 164 million (fiscal 2005 US$ 162 million) and taxation paid US$ 13 million (fiscal 2005 US$ 43 million). Working capital reduced by US$ 60 million in fiscal 2007 and increased US$ 17 million in fiscal 2006 and US$ 30 million in fiscal 2005.

        Total non-cash items in fiscal 2007 amounted to US$ 202 million, compared to US$ 271 million in fiscal 2006 and US$ 678 million in fiscal 2005, and included:

	2007	2006	2005
	US$ million
Depreciation	374	390	422
Fellings & Amortisation	71	76	68
Asset Impairments, Mill Closure & Non-cash items	(12)	(23)	306
Increase in Post Employment Benefits	(101)	(68)	—
Fair value price adjustment	(130)	(104)	(118)

	202	271	678

        The changes in asset impairment, mill closures and non-cash items were as follows:

	2007	2006	2005
	US$ million
Asset (Reversals) / Impairments	2	(14)	231
Other	(14)	(9)	75

Non-Cash Items	(12)	(23)	306

        The fiscal 2005 impairment charges related mainly to the Sappi North American Muskegon and Forest Products Usutu mills. The Usutu impairment was partially reversed in fiscal 2006 (US$ 40 million).

        Net working capital decreased in fiscal 2007 by US$ 60 million compared to an increase in fiscal 2006 of US$ 17 million and US$ 30 million increase in fiscal 2005 and is shown in the graph below:

Movement in Working Capital

        The movement in finance charges and taxation paid between fiscal years 2007,2006 and 2005 has been depicted graphically below.

Move in Net Finance Charges and Taxation Paid

Investing

        Cash utilised in investing activities was US$ 364 million in fiscal 2007, US$ 287 million in fiscal 2006 and US$ 379 million in fiscal 2005.

	2007	2006	2005
	US$ millions
Capital expenditure	442	303	294
Proceeds on non-current asset disposals	(50)	(4)	(5)
Investments and loans	(28)	(12)	90

Total	364	287	379

        Capital Expenditure by region is as follows:

	2007	2006	2005
	US$ millions
Fine Paper	156	203	208
North America	42	48	76
Europe	102	136	109
South Africa	12	19	23
Forest Products	285	99	83
Saiccor upgrade	247	32	—
Other	38	67	83
Corporate	1	1	3

Total	442	303	294

        Capital expenditure excludes capitalised interest.

        Cash capital expenditure has been illustrated graphically below showing the split between expenditure to expand operations and expenditure to maintain operations:

Capital Expenditure

Capital Expenditure to Expand Operations

        Set out below is a summary of the group's capital expenditure to expand operations for fiscal 2005 to 2007.

	2007	2006	2005	Rationale
	US$ million	US$ million	US$ million
Sappi Fine Paper North America	1	—	26	Relates in 2005 mainly to product improvement and cost reductions at Cloquet mill.
Sappi Fine Paper Europe	59	81	58	The majority of the spend relates to the energy supply project at Gratkorn mill
Sappi Forest Products—Saiccor	247	32	—	Relating to the capacity increase project at Saiccor.
Sappi Forest Products—Other	18	29	27	Relating mainly to process improvement.
Sappi Fine Paper South Africa	1	1	—

Total	326	143	111

        Our capital expenditure programme varies from year to year, and expenditure in one year is not necessarily indicative of future capital expenditure. Capital expenditure to expand operations in fiscal 2007 primarily consisted of investments at Sappi Forest Products Saiccor Mill. In August 2006, we announced the expansion of the existing capacity at Sappi Saiccor in South Africa, where Chemical Cellulose products are produced. The current capacity of the mill is approximately

600,000 metric tonnes per annum. The expansion will increase capacity by a net 225,000 metric tonnes per annum and is expected to startup in quarter 2 of 2008. The investments at Sappi Fine Paper Europe related mainly to a major project at our European Gratkorn mill for a new energy supply (fiscal 2007 € 37 million and fiscal 2006 € 13 million). Total capital spending for the Sappi Group during fiscal 2007 was 118% of depreciation, and 77% in 2006 and 70% in 2005. Due to cash flow restrictions during fiscal 2006 capital expenditure was intentionally curtailed. Capital spending is expected to be funded primarily through internally generated funds. For further details about our capital commitments, see note 26 to our Group annual financial statements included elsewhere in this Annual Report.

        We operate in an industry that requires high capital expenditures and, as a result, we need to devote a significant part of our cash flow to capital expenditure programmes, including investments relating to maintaining operations. Capital spending for investment relating to maintaining operations during fiscal 2007 and fiscal 2006 amounted to approximately US$ 116 million and US$ 160 million, respectively (2005: US$ 183 million). The capital expenditure programme for these fiscal years was funded primarily through internally generated funds.

Financing

General

	2007	2006	2005
	US$ million
Gross Debt
Long term Interest bearing	1,828	1,634	1,600
Short term Interest bearing	771	694	616
Bank overdraft	22	9	159

Gross Interest bearing debt	2,621	2,337	2,375

	2007	2006	2005
	US$ million
Cash position
Cash equivalents	364	224	367

Net Cash Position	364	224	367

        Approximately 41% of total assets are funded by gross debt as is shown in the table below:

	%	2007	%	2006	%	2005
		US$ Million		US$ Million		US$ Million
Gross Interest bearing liabilities	44	2,621	44	2,337	43	2,375
Shareholders' equity	30	1,816	26	1,386	29	1,589
Other liabilities	32	1,907	34	1,794	35	1,925
Cash Equivalents	(6)	(364)	(4)	(224)	(7)	(367)

Total Assets (excluding cash equivalents)	100	5,980	100	5,293	100	5,522

        The movement in gross debt from the end of fiscal 2005 to the end of fiscal 2007 is explained below.

	2007	2006
	US$ million
Gross debt beginning of period	2,337	2,375
Cash (generated) / utilised during the period	(24)	127
Currency and fair value impact	168	(22)

	2,481	2,480
Increase / (decline) in cash equivalents	140	(143)

Gross debt end of period	2,621	2,337

        Since the end of fiscal 2005, gross debt has increased by US$ 246 million. US$ 146 million of this increase is due to the impact of translating our European and South African debt into the weakening US$. During this period we have utilised US$ 103 million of cash.

        We have increased our focus on managing the level of our debt. Indeed at the beginning of fiscal 2007 we stated publicly that we aimed to finance the US$ 500 million Saiccor expansion project without any increase in debt. In fiscal 2007 we generated a small amount of net cash (US$ 24 million) despite incurring nearly half of the project expenditure. We expect to expend a further US$ 236 million in fiscal 2008 and 2009 to complete the project and again aim to fund this, together with our normal maintenance and expansion capital expenditure, out of internally generated cash.

Debt profile

        The make-up of our gross debt is set out in the table below:

	2007	2006	2005
	US$ million
Long term debt	1,828	1,634	1,600
Short term debt	771	694	616
Bank overdraft	22	9	159

Gross debt	2,621	2,337	2,375

        The short-term debt of US$ 771 million at the end of fiscal 2007 includes an amount of US$ 354 million in fiscal 2007, US$ 347 million in fiscal 2006 and US$ 346 million in fiscal 2005 of securitised receivables funding under various revolving securitisation programs.

        The average maturity of our debt is 6.6 years with the profile as shown below.

2007—Debt Maturity Profile

        As at the financial year-end short-term debt and overdraft funding was US$ 793 million. Of this, US$ 354 million (at the financial year-end) is in the form of revolving securitised receivable funding which in the normal course we expect to continue to be available. For further information on group borrowing facilities secured by trade receivables, refer to Note 21 to the Financial Statements.

        The group has unutilised committed and uncommitted borrowing facilities of US$ 714 million and US$ 496 million respectively. The committed facilities are largely in terms of the undrawn portion of our Euro 600 million syndicated loan facility.

        During September 2007, a second ZAR1 billion (approximately US$ 150 million) was raised under the domestic South African medium-term note program which was established in 2006. The maturity of this bond is 4 years and the proceeds were applied to re-finance short term ZAR debt.

        The make-up of our gross debt by currency is shown in the following table:

	2007		2006		2005
	%	US$ milllion	%	US$ milllion	%	US$ million
Gross debt by currency ratio
USD	36.8	964	48.1	1,125	42.6	1,012
EUR & CHF	49.3	1,294	39.9	933	46.5	1,105
ZAR	13.9	363	12.0	279	10.9	258

Total	100	2,621	100	2,337	100	2,375

Interest on Borrowings

        To compare our borrowing costs with market rates, we convert interest rates on all debt to US$ equivalent rates. The resulting interest rate is currently 5.38% before taking account of interest rate swaps taken up to swap US$ 857 million of borrowings from fixed to floating interest rates.

        The average maturity profile of our debt is 6.6 years. Compared with the current seven-year US$ swap rate (a benchmark rate at which blue chip credits transact in longer term maturities) of 4.84%, our average interest cost is 54 basis points above the swap rate.

        The fixed to floating interest rate swaps increase the total interest cost to 5.64%, which is 80 basis points above the seven-year Dollar swap rate.

        Most of our term debt was raised when our credit rating was better and market conditions were good. In current market circumstances and based on our current credit ratings, raising new debt or replacing existing debt would be at a margin higher than we are currently paying.

Interest rate risk

        The group has a policy of maintaining a balance between fixed and variable rate loans which enables it to minimise the impact of borrowing costs on reported earnings. Hedging activity in relation to borrowings are restricted to interest rate swaps and where appropriate, cross-currency swaps.

        In the financial year no further interest rate swaps were concluded and, at year end, the ratio of gross debt at fixed and floating interest rates was 45:55 respectively.

Covenants

        Financial covenants apply to approximately US$ 800 million of our non-South African long-term debt. The covenants are not subject to any rating triggers; however our ratings impact our interest costs. For fiscal 2007 and fiscal 2006 we were within our covenants.

Credit ratings

        At November 2007, our credit ratings were as follows:

Fitch South African national rating
Sappi Manufacturing (Pty) Limited	AA-/F1+/Stable (September 2007)
Moody's international rating
Sappi Papier Holding GmbH (supported by Sappi Limited guarantee)	Ba1/NP/Negative (April 2007)
Standard & Poor's international rating
Corporate Credit Rating	BB/B/Stable (October 2007)

        In 2006, both Standard & Poor's (S&P) and Moody's revised their ratings by downgrading the group ratings to sub-investment grade. The main reason for this change was the protracted recovery in key rating metrics as required for a BBB-/Baa3 rating. In October 2007 S&P further revised their rating for the group from BB+ to BB, while moving the outlook from negative to stable. This change was mainly as a result of an industry-wide re-rating of the European Forest Products sector, sustained cost inflation, and an uncertain outlook for paper pricing and demand in the light of an expected softening economic growth.

        S&P commented on the downgrade by highlighting the group's financial underperformance in recent years and the limited prospects of a recovery to the level required for a BB+ rating. This decision reflects the risk of delays in the expected recovery of the group's financial metrics in the near term.

        Fitch confirmed the Sappi Manufacturing rating in September 2007, commenting on the strong contribution by Saiccor and the sound debt position.

        Moody's differentiates between Sappi Papier Holding's (the Austrian subsidiary that owns almost all our non-South African assets and operations) guaranteed debt and non-guaranteed debt. However, Moody's places a value on the Sappi Ltd guarantee, to the extent that it is supported by Sappi Manufacturing's operating performance, the only source of potential income for Sappi Ltd to meet payments under the guarantee. For this reason Moody's expects the Sappi Manufacturing proportion of group debt to be at 20% or below. If this ratio were to increase above 20% then Moody's will most likely adjust the rating by a further notch.

        Credit ratings may change at any time, by the rating agencies without prior notice to the Group.

Leverage

        Gross debt to capitalisation (the book value of gross debt plus shareholders' equity) as calculated by most financial institutions is as follows.

	2007	2006	2005
	US$ million
Gross debt	2,621	2,337	2,375
Debt & equity	5,221	4,554	4,911
Gross debt to capitalisation ratio	50%	51%	48%

        Management monitors the group's gearing in the context of the complex trade-offs associated with determining an appropriate level of debt finance, viz—financial risk, credit rating, the cost of debt and the expected return that can be earned on that debt. In regard to our debt level we also monitor cash flow to net interest cover. We recognise that we operate in a mature industry that normally generates substantial and reasonably reliable cash flows and that management has significant flexibility to delay or minimise capital expenditure (which is a major absorber of cash) in difficult times to reduce financial risk.

Research and Development, Patents and Licenses, etc.

        Our research and development efforts focus on the improvement of product quality and production processes as well as the development of new products and processes. Research and development is managed at a number of regional technology centers. These "centers of excellence" provide the basis to leverage unique sets of skills and provide customer focused product development. We spent approximately US$ 34 million, US$ 34 million and US$ 35 million on research and development activities during fiscals 2007, 2006 and 2005, respectively.

North America

        Sappi Fine Paper North America's research and development activities are centered at Westbrook. This centre has a proud history of product innovation; for example, it developed both one- and two-sided coated paper.

        In addition, Sappi Fine Paper North America has a number of proprietary technologies, including the on-line finishing technology and its Ultracast® electron-beam technology. Sappi Fine Paper North America on-line finishing technology is used in its production of coated paper at Somerset and Muskegon. Our Ultracast® technology is utilized in speciality papers such as release papers used in the production of high fidelity imitation leather and other surfaces.

        Research and development efforts are focused on next generation product design for margin improvement and customer features and benefits. We have recently developed new release products, as well as innovative products in both the web and sheet business. The technology platform centers on innovative materials research with a renewed emphasis on process development.

Europe

        Sappi Fine Paper Europe maintains research and development centers at its Maastricht and Gratkorn sites. These facilities work closely with the research facilities in North America and South Africa in order to achieve efficiencies and ensure rapid implementation of improvements.

        Sappi Fine Paper Europe's research and development centers have concentrated on developing new paper qualities. Our research and development effort has developed coated fine paper of outstanding quality. The paper which was developed satisfies the demands of modern high performance printing machines, while maintaining a consistent quality between the paper produced at the various Sappi mills. Tempo™ is an outstanding example of the differentiated products that are being developed in our technology centers.

        The Maastricht research and development centre also has overseen the introduction of triple coating through the use of its triple blade coating concept. More recently, the research and development centers have concentrated on optimizing product characteristics in relation to various types of paper machines at each mill, in order to improve efficiencies and quality of production. In 1990, the Alfeld mill became the first mill to produce coated fine paper using 100% totally chlorine-free (TCF) pulp. We continue to focus on ways to produce differentiated products that reflect our corporate commitment to sustainable development while minimizing our carbon footprint.

Southern Africa

        Sappi Forest Products focuses upon developing technology related to plantation forestry, pulping, bleaching and related environmental technology and chemical cellulose technology. In the 1970s, we patented the Sapoxal oxygen bleaching process and licensed the technology in major pulp and paper manufacturing countries. This process facilitates the reduction or elimination of elemental chlorine in pulp bleaching. Oxygen bleaching has subsequently become an industry standard. At our Technology Centre in Pretoria, we continue our research and development related to bleaching, refining and are currently involved in biotechnology research. The research is conducted in order to continually improve the performance and environmental profile of our pulping, bleaching and refining processes. We are also a leader in technology aimed at reducing water consumption in pulp and paper mills. At our forest research centre in Tweedie, we focus upon the genetic improvement of plantation forests so as to maximize the yield of high quality pulp. Research on the modification of fibers to enhance characteristics for end products is also currently being conducted.

        We are also active in chemical cellulose research for Saiccor. The focus is largely on product development to provide more product options and expand the value added product range from Saiccor.

Off-Balance Sheet Arrangements

        We have entered into certain asset-related finance arrangements for which various obligations, which are significant and related assets are not included in our Group annual financial statements under IFRS. These Off-Balance Sheet Arrangements include:

  •
  lease arrangements described in note 26;

  •
  letters of credit discounting, Scheck-Wechsels and securitization facilities described in note 17; and

  •
  an equity accounted investment described in note 14,

in each case to our Group annual financial statements included elsewhere in this Annual Report, and are detailed as follows:

        Lease Arrangements.    In 1997 we sold one of our paper machines at our Somerset mill for US$ 150 million and entered into a leaseback arrangement. This transaction diversified our sources of funding and provides a longer-term horizon to our repayment profile. This qualifies as an operating lease under the applicable accounting principles. The lease term expires after 15 years, and we have an option to either return the paper machine; renew the lease for at least 2 years, but for no longer than 80% of its remaining useful life; or repurchase it at its fair market value at the end of the lease term. We have exercised an option to repurchase the paper machine at an earlier date of January 29, 2008 for the original purchase price multiplied by a factor of 50.1%. Sappi has notified the lessor of its intent to exercise this option at the stipulated amount of US$ 75 million. There is no right of refusal associated with the early buyout option. The future minimum obligations under this lease are included in the amounts presented in note 26 to the Group annual financial statements included elsewhere in this Annual Report.

        In 1982 a cogeneration facility was installed adjacent to our Westbrook mill at a cost of US$ 86 million, to supply steam and electricity to the mill on a take-or-pay basis. We have taken the position that this is an operating lease. An unrelated investor owns the facility. The agreement expires in 2008 and we have an option to purchase the facility at the end of the basic term or any renewal term, at its fair market value at that time. Sappi has notified the lessor of its intent to purchase the asset at the end of the basic term (July 15, 2008) at its fair market value. A process to establish the fair market value has commenced. The future minimum obligations under this arrangement are included in the amounts presented in note 26 to the Group annual financial statements included elsewhere in this Annual Report.

        Although these lease arrangements are a method of financing, a leasing arrangement that qualifies for accounting treatment as an operating lease results in neither debt nor the relevant assets being reflected on our balance sheet.

        Letters of Credit discounting.    To improve the Group working capital, the Group discounts certain Letters of Credit with ABN AMRO Hong Kong at every financial quarter end on a non-recourse basis. This program allows the Group to obtain financing and receive payment upon shipment of goods, based on trade transaction documents. The bank will purchase a sight bill of exchange (for sight letter of credit) or a usance bill of exchange (for usance letter of credit) at a discount in line with current market rates.

        Scheck-Wechsels.    In Germany, certain banks provide a means for our customers to obtain short-term loans for the purpose of permitting early payment of trade debts owed to us in order to obtain early payment discounts. In order for one of our customers to obtain such a loan, Sappi must sign a "Scheck-Wechsel", which is a financial guarantee supplied by Sappi to the bank in respect of the customer loan. By signing the Scheck-Wechsel, Sappi provides a financial guarantee to the bank of the customer. Because of the short-term nature of these loans, our credit exposure to our customer is essentially the same as for the trade receivables but we are able to accelerate collection and improve our cash flows. This financial guarantee contract falls under the scope of IAS 39 'Financial Instruments'.

        This financial guarantee contract is initially recognized at fair value. There is no evidence that the customer will not reimburse its loan to the bank. There is also no guarantee fee due by the bank and the Scheck-Wechsel is a short term instrument (maximum 90 days). Therefore, the fair value at inception is immaterial. Subsequently, the financial guarantee contract shall be measured at the higher of:

          (i)    the amount determined in accordance with IAS 37 'Provisions, Contingent Liabilities and Contingent Assets'; and

          (ii)    the amount initially recognized less any cumulative amortization.

As no default event has occurred, no provision is set up and the fair value at year-end remains immaterial. However, according to IAS 37 a contingent liability of US$ 20 million has been disclosed in this respect.

        Trade Receivables Securitization.    To improve our cash flows in a cost-effective manner, we sell between 86% and 99% of our eligible trade receivables on a non-recourse basis to special purpose entities ("SPEs") that are owned and controlled by third party financial institutions. These SPEs are funded in the commercial paper market. The majority of these receivables are now reflected on our balance sheet with the exception of the Southern Africa receivables. The funds received are reflected as interest-bearing borrowings (refer note 21 to our Group annual financial statements included elsewhere in this Annual Report). This accounting treatment is in-line with the strict derecognition criteria introduced through amendments to IAS 39 'Financial Instruments'.

        In the southern African region the sale of receivables to iNdwa Investments Limited is not reflected on balance sheet. The key difference in the securitization program in this region is that there are no first tier loss provisions which reduce the bank's credit risk. In this region virtually all receivables are securitized, however, we retain 15% of the credit risk on the receivables on a proportionate basis, after all recoveries, including insurance recoveries. The total amount of trade receivables sold and derecognized at the end of fiscal 2007 amounted to US$ 144 million (2006: US$ 107 million).

        If this securitization facility was to be terminated, we would discontinue further sales of trade receivables and would not incur any losses in respect of receivables previously sold. There are a number of events which may trigger termination of the facility, amongst others, an unacceptable amount of defaults; terms and conditions of the agreements not being met; or breaches of various credit insurance ratios. The impact on liquidity varies according to the terms of the agreement; generally however, future trade receivables would be recorded on balance sheet until a replacement agreement was entered into.

        An impairment of accounts receivable has been recorded for any receivables which may be uncollectible. The determination of this allowance is restricted to the 15% risk retained by Sappi.

        During fiscal 2006, SD Warren (SDW), part of Sappi Fine Paper North America, became aware of an issue relating to its accounts receivable securitization program. Since September 2002, the sale of inter-company receivables from SDW to SD Warren Finance Company (Finco) had not been reflected in the Finco financial statements. The sale of inter-company receivables is required under the first step agreement between SDW, Cloquet and Finco.,(In September 2002, SDW amended its securitization agreement with State Street Bank to eliminate the securitization of inter-company receivables). Though the issues had no financial or negative impact on external parties to the securitization program, it was determined that breaches of various covenants under both the first step agreement and the securitization agreement with State Street Bank existed. SDW and Cloquet received a waiver dated August 15, 2006 to address the breaches. It was determined that the omission of the sale of inter-company receivables in Finco's financial statements required a restatement of Finco's financial statements for fiscals 2003, 2004 and 2005. In the course of assessing the situation described above SDW and Cloquet became aware of various other breaches of covenants under the securitization program. During fiscal 2007, SDW and Cloquet obtained waivers and amendments to the receivables purchase agreement to address these matters and to extend certain dates within the program (refer Note 21 to our Group annual financial statements included elsewhere in this Annual Report).

        Equity Accounted Investment.    In 1998, our interests in timberlands located in Maine and certain equipment and machinery were sold to a third party timber company, Plum Creek Timberlands LLP, in exchange for cash of US$ 3 million and three promissory notes receivable in the aggregate amount of US$ 171 million. In 1999, Sappi contributed these promissory notes to a special purpose entity ("SPE"). The promissory notes were pledged as collateral for the SPE to issue bonds to investors in the amount of US$ 156 million. In 2001, Sappi contributed its interest in the SPE to a limited liability company in exchange for 90% of the outstanding limited liability membership interest. All voting control of the limited liability company is controlled by an unrelated investor that has significant capital at risk and therefore has not been consolidated by Sappi in its financial statements. The SPE is not consolidated in our financial statements because we have taken the position that it is controlled by an unrelated investor which has sufficient equity capital at risk to support such a position. Sappi's investment in the SPE is US$ 11 million as of September 30, 2007.

        The SPE may not be liquidated prior to repayment of the bonds it issued. The first tranche of the bonds matured on February 11, 2007. The SPE distributed to the limited liability company the net proceeds (US$ 6 million) for the first repayment of the notes receivable (US$ 71 million) and the bonds (US$ 65 million). The limited liability company distributed these profits to its members. The remaining bonds mature in two further tranches on February 11, 2009, and February 11, 2011. Sappi may not redeem its investment in the SPE (via its ownership interest in the limited liability company) prior to complete repayment of the bonds issued by the SPE and our investment has a subordinate interest to the payment of the outstanding bonds. We have not guaranteed the obligations of the SPE and the holders of the notes payable issued by the SPE have no recourse to us.

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

Contractual Obligations

        We have various obligations and commitments to make future cash payments under contracts, such as debt instruments, lease arrangements, supply agreements and other contracts. The following table includes information contained within the Group annual financial statements included elsewhere in this Annual Report, as well as information regarding purchase obligations. The tables reflect those contractual obligations at the end of fiscal 2007 that can be quantified.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	($ millions)
Long-Term Debt Obligations(1)	3,606	885	136	1,645	940
Capital Lease Obligations(1)	58	13	17	10	18
Operating Lease Obligations(2)	145	112	24	7	2
Purchase Obligations(3)	46	26	20	—	—
Other Long-term Liabilities Reflected on Balance Sheet(4)	384	—	—	—	—
Capital Commitments(5)	188	184	4	—	—

Group Total	4,427	1,220	201	1,662	960

(1)
Includes interest obligations to maturity to service the debt. The principal debt is US$ 2,599 million.

(2)
Operating leases are future minimum obligations under operating leases. Refer to note 26.

(3)
Unconditional Purchase Obligations are obligations to transfer funds in the future for fixed or minimum amounts or quantities of goods or services at fixed or minimum prices (for example, as in take-or-pay contracts or throughput contracts, relating to among others, timber and power).

(4)
The Other Long-Term Liabilities of US$ 384 million (fiscal 2006 US$ 472 million) on balance sheet, relate mainly to post-employment benefits, post-retirement benefits other than pensions obligations, workmen's compensation, and other items which do not have a payment profile. Refer to note 22 of our Group Annual Financial Statements included elsewhere in this Annual Report.

(5)
Capital commitments are commitments for which contracts have been entered into. Refer to note 26 of our Group Annual Financial Statements included in this Annual Report.

Note references in the table above are references to the notes of the Group annual financial statements included elsewhere in this Annual Report.

Share Buy Back

        Following an initial approval of our shareholders, on December 15, 2000, of purchases by our subsidiaries of Sappi ordinary shares, further approval to purchase was obtained at the annual general meeting of shareholders held on March 5, 2007. A special resolution granting authority to Sappi Limited or Sappi subsidiaries to buy back, up to 10%, of the issued shares of Sappi Limited in any one year, was approved. Pursuant to this approval, Sappi Limited or its subsidiaries may buy back shares from time to time. This authority is valid until the next annual general meeting.

        No purchases of Sappi ordinary shares were made by our subsidiaries during fiscals 2007 and 2006. We held approximately 10.6 million treasury shares (or approximately 4.4% of our issued shares) at the end of 2007. On December 7, 2007, the closing price for our shares on the JSE was 9699 SA cents per share and the closing price of the ADSs on the NYSE was US$ 14.40 per ADS.

        In terms of the JSE Limited listing requirements a company may not repurchase its shares during a closed period, which is defined as the period between the end of a financial reporting period and the publication of the results for that period and any period during which the company is trading under a cautionary announcement.

Dividends

        In 2007, Sappi Limited declared dividends in respect of ordinary shares of 32 US cents per share (2006: 30 US cents per share).

        Our policy is to consider dividends on an annual basis and to declare cash dividends in US Dollars. We aim to declare annual dividends, which, over time, incorporate real growth for shareholders. To this end, dividend cover in each year will vary in line with changes in the business cycle. Our current intention is to maintain a long-term average of three times dividend cover (earnings divided by dividends). Notwithstanding Sappi's inability to meet this target in recent years, we remain committed to this policy in the longer term.

Mill Closures, Acquisitions, Dispositions and Impairment; and Joint Venture

        Usutu impairment reversal.    During the first quarter of 2005 we impaired our Usutu mill. The Usutu mill is an unbleached kraft pulp mill and forms part of the Sappi Forest Products reporting segment. Due to continued losses an impairment review was conducted which led to the recognition of an impairment charge of US$ 50 million in 2005. During the fourth quarter of 2006 the impairment of Usutu mill was reversed, in terms of IAS 36, because, as a result of improved pulp prices, weakening of the SA Rand against the US$, improved economic conditions and improved operational performance, profitability has improved. Demand for the mills product has improved as international pulp prices improved, as the differential between bleached and unbleached pulp prices widens resulting in unbleached capacity reverting back to bleached pulp production. The improved international pricing and improved product quality have resulted in improved pricing and the weakening of the local currency against the US Dollar is improving margins in local currency as costs are mainly local currency denominated. The impairment reversal for 2006 was US$ 40 million. The mill operated normally during 2007.

        Nash Mill closure.    In May 2006 paper production at our Nash mill was stopped. The mill had been suffering from escalating costs, especially energy, which made it uncompetitive. The plant and equipment has been scrapped or transferred within the Group. The product previously manufactured at the mill is now produced elsewhere in the Group. The land and buildings were sold in 2007 and realised US$ 26 million pre-tax profit on disposal. The closure resulted in an impairment charge of US$ 2 million in 2006. An initial impairment charge of US$ 3 million was taken during fiscal 2005.

        Restructuring.    During 2006 Sappi Fine Paper Europe undertook a major cost reduction and productivity improvement project which resulted in a significant headcount reduction of employees mainly throughout 2007. This project resulted in a restructuring charge of US$ 47 million in 2006. The European restructuring has been largely completed in the current year and has resulted in a credit to the income statement of US$7 million as certain details of the plan were refined. No material adjustments to the provision are expected in the forthcoming year.

        Muskegon impairment.    During the third quarter of fiscal 2005 we announced the impairment of our North American Muskegon mill, and recorded impairment charges of US$ 183 million in fiscal 2005. During fiscal 2007 impairment charges of US$ 2 million were incurred and US$ 4 million in 2006.

        Joint Venture with Shandong Chenming Paper Holdings Limited.    During 2004 the Group acquired 34% of Jiangxi Chenming Paper Company Limited ("Jiangxi Chenming") in a joint venture with Shandong Chenming Paper Holdings Limited ("Shandong Chenming") (51%), Moorim Paper Manufacturing Company Limited of South Korea (7.5%), and the International Finance Corporation ("IFC") (7.5%). Our equity contribution was approximately US$ 60 million.

        The mill has an annual capacity of 350,000 metric tons per annum light-weight coated paper machine together with a bleached thermo mechanical pulp (BCTMP) mill, de-inked pulp plant, and power plant. The mill is located in Nanchang, the capital of Jiangxi Province which is in southeast China. The mill was commissioned in August 2005. The total cost of the project is approximately US$ 440 million. The IFC had arranged the debt financing for the project, which is without recourse to Sappi. The IFC holds 7.5% of the equity and has also approved US$ 50 million in long-term debt for its own account.

        Implementation of Lereko Property Consortium (Lereko) deal.    The group is in the process of obtaining the final approval from the Minister of Land Affairs with regard to its Black Economic Empowerment transaction with Lereko. There will be an income statement charge in the year of implementation of this transaction, but we do not expect this amount to be material.

        Impairment of assets.    The group has reviewed the carrying value of all its non current assets in the current year and has determined that no impairment provision was required against any of the carrying value of the assets.

Pensions and Post-retirement Benefits Other than Pensions

        The Group provides various post-retirement benefits to its active and retired employees worldwide, including: pension, post-retirement health and other life benefits.

        The under funded status of the company's pension plans decreased by US$ 166 million from the deficit of US$ 228 million as of September 2006 to a deficit of US$ 62 million as of September 2007. Post-retirement benefit liabilities (other than pension) increased US$ 9 million to US$ 173 million from US$ 164 million as at September 2006.

        Benefit obligations and fair value of plan assets across the regions are as follows:

	September 2007		September 2006		September 2005
	Benefit Obligation	Fair value of plan Assets	Benefit Obligation	Fair value of plan assets	Benefit Obligation	Fair value of plan assets
	(US$ in million)
Pensions	1,607	1,545	1,513	1,285	1,589	1,222
The South African Surplus Recognition Restriction	—	—	(41)	—	(6)	—
Post-retirement Benefits other than pensions	173	—	164	—	178	—

        Actual returns for the various regional pension funds during 2007 were significantly better than actuarial projections, which improved asset levels as of September 2007. Discount rate assumptions have been adjusted upwards in North American, United Kingdom, and Europe funds, reflecting prevailing higher interest rates. The discount rate in South Africa has however been adjusted downwards slightly, also due to prevailing market interest rates. With the effects of future accrual and experience adjustments and provisions for improved mortality in Netherlands, this has resulted in a net increase in pension liabilities of US$ 94million. Additionally since the restrictions on the recognition of the pension assets in South Africa have been lifted and the weaker US dollar exchange rate for schemes outside the US, this has continued to improve the Group's funded status.

        The key assumptions used to compile plan assets and liabilities at September 2007 were as follows:

	Europe			North America			South Africa
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	%	%	%	%	%	%	%	%	%
Discount rate	5.10 - 5.75	4.50 - 5.00	3.68 - 5.00	6.30	5.75	5.50	8.25	8.50	8.10
Return on assets	5.00 - 6.75	5.50 - 6.00	5.19 - 5.75	8.25	8.25	8.25	9.66	10.50	9.71
Salary increase	3.00 - 3.50	3.00 - 4.00	2.99 - 4.00	3.50	3.50	3.50	6.24	6.00	5.49

        A 1% increase in discount rates would decrease the pension liability by approximately US$175 million and also decrease the related pension expense by approximately US$6 million per annum.

        A 1% increase in the healthcare cost trend rates would increase the accumulated other post-retirement benefit obligation by US$ 14 million and increase the aggregate of the service and interest cost components of net periodic other post-retirement benefit expense by US$ 1 million per annum.

        The South African pension fund has been closed to new employees since 2005.

        For further information see notes 28 and 29 to our Group annual financial statements.

Insurance

        The Group has an active program of risk management in each of its geographical operating regions to address and to reduce exposure to property damage and business interruption. All production and distribution units are subject to regular risk assessments, the results of which receive the attention of senior management. The risk assessment and mitigation programs are coordinated at the Group level in order to achieve a harmonization of methodology.

        Sappi follows a practice of insuring its assets against unavoidable loss arising from catastrophic events. These events include fire, flood, explosion, earthquake and machinery breakdown. Our insurance also covers business interruption events which may result from these events. Specific environmental risks are also insured. In line with previous years, the Board decided not to take separate cover for losses from acts of terrorism, which is consistent with current practice in the paper manufacturing industry. This insurance cover excludes insurance for our plantations, which is placed separately.

        Sappi has a global insurance structure and the bulk of its insurance is placed with its own captive insurance company, Lignin Insurance Company Limited, which in turn reinsures those risks outside the company's self-insurance capabilities, in the global reinsurance markets. From January 1, 2008, Lignin will gradually be replaced by Sappi's new captive insurance company in Stockholm Sweden, Sappisure Försäkrings AB.

        Sappi has successfully negotiated the renewal of its 2008 insurance cover at rates similar to those of 2007. Self-insured retention for any one property damage occurrence has remained at US$ 25 million, with an unchanged annual aggregate of US$ 40 million. For property damage and business interruption insurance, cost-effective cover to full value is not readily available. However, the directors believe that the loss limit cover of US$ 1 billion should be adequate for what they have determined as the reasonably foreseeable loss for any single claim.

        Insurance cover for credit risks currently applies on a regional basis to Sappi's Northern American, European and South African domestic trade receivables.

        Sappi places the insurance for its plantations on a stand-alone basis through the local South African insurance markets. The widespread fires that occurred during the second half of 2007 in its plantations in South Africa, exhausted the plantation insurance cover, and a reinstatement insurance policy was purchased to ensure the continuity of insurance cover. We expect that both local and international insurance markets will need to be utilized to procure renewed insurance cover for Sappi's plantations.

United States GAAP Reconciliation

        Our Group Annual Financial Statements are prepared in accordance with IFRS, which differs from United States GAAP in certain respects. We reconcile our results annually with United States Generally Accepted Accounting Principles (GAAP) (see note 35 to the Group Annual Financial Statements).

        A comparison of our results and shareholders' equity for fiscal 2007 and fiscal 2006 under IFRS and after reflecting certain adjustments which would arise if United States GAAP were to be applied instead of IFRS is as follows:

	2007	2006	2005
	US$ million
Net Income
Net profit (loss) under IFRS	202	(4)	(184)
United States GAAP reconciling items	(53)	(112)	(161)

Net profit (loss) under United States GAAP	149	(116)	(345)

	US cents
Basic earnings (loss) per share under United States GAAP (US cents)	66	(52)	(154)

	2007	2006
	US$ million	US$ million
Shareholders' equity
Shareholders' equity under IFRS	1,816	1,386
United States GAAP reconciling items	(247)	(30)

Shareholders' equity under United States GAAP	1,569	1,356

        As more fully described and quantified in note 35 to our Group annual financial statements, the major differences between IFRS and United States GAAP relate mainly to secondary tax on undistributed reserves, fair value hedges, accounting for plantations and accounting for business combinations.

Critical accounting policies and estimates

        Our Group financial statements have been prepared in accordance with IFRS. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities.

        Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial techniques. The Group constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate. The Group believes that the following accounting policies are critical due to the degree of estimation required and/or the potential material impact they may have on the Group's financial position and performance.

        Asset impairments.    The Group periodically evaluates its long-lived assets for impairment, including identifiable intangibles and goodwill, whenever events, such as losses being incurred, or changes in circumstances, such as changes in the pulp and paper market, indicate that the carrying amount of the asset may not be recoverable. Our judgments regarding the existence of impairment indicators are based on market conditions and operational performance of the business. Future events could cause management to conclude that impairment indicators exist.

        In order to assess if there is any impairment, we estimate the future cash flows expected to result from the use of the assets and its eventual disposition. If the carrying amount exceeds the recoverable amount (being the greater of the discounted expected future cash flows and the net selling price of the asset) of the asset, we will recognize an impairment loss for the difference. Considerable management judgment is necessary to estimate discounted future cash flows, including appropriate basis for making judgments and estimates as to future product pricing, (the Group currently uses RISI as a basis for determining future product pricing), raw material costs, volumes of product sold, changes in the planned use of machinery or equipment or closing of facilities. The calculation of appropriate pre-tax discount rates (weighted average cost of capital) is another sensitive input to the valuation. While every effort is made to make use of independent information and apply consistent methodology, actual circumstances or outcomes could vary significantly from such estimates, including as a result of changes in the economic and business environment. These variances could result in changes in useful lives or impairment. These changes can have either a positive or negative impact on our estimates of impairment and can result in additional charges.

        Goodwill impairment tests are performed annually to compare the fair value of each of our cash generating units to its carrying amount. Goodwill impairment testing is conducted at cash generating unit levels of our business and is based on a cash flow based valuation model to determine the fair value of the cash generating unit. The assumptions used in estimating future cash flows were based upon our business forecasts and incorporated external information from industry sources, where applicable. Actual outcomes could vary significantly from our business forecasts. Changes in certain of these estimates could have a material effect on the estimated fair value of the cash generating unit. In addition to the judgments described in the preceding paragraph that are necessary in estimating future cash flows, significant judgments in estimating discounted cash flows also include the selection of the pre-tax discount rate (weighted average cost of capital) and the terminal value (net present value at end of period where there is a willing buyer and seller) multiple used in our valuation model. The discount rate used in our valuation model considered a targeted debt and equity mix, a market risk premium, and other factors consistent with valuation methodologies. The terminal value multiple used in our valuation model considered the valuations for comparable companies. Based on the results of the impairment evaluation described above, the recorded goodwill was not impaired as the fair value of each cash generating unit exceeded the carrying value.

        Small changes to the valuation model would not significantly impact the results of our valuation; however, if future cash flows were materially different than our forecasts, then the assessment of the potential impairment of the carrying value may be impacted.

        Property, plant and equipment.    Property, plant and equipment represents items that are integral to those assets that are held-for-use in the production or supply of goods or services, for rental to others, or for administrative purposes and that are expected to be used during more than one period.

        Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost includes the estimated cost of dismantling and removing the assets, where specifically required in terms of legislative requirements or a constructive obligation exists.

        Owner-occupied investment properties and properties in the course of construction are carried at cost, less any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying value. Cost includes professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the group's accounting policy. Depreciation commences, on the same basis as other property assets, when the assets are ready for their intended use. The group currently does not hold any investment properties.

        Subsequent expenditure is capitalized when it is measurable and will result in probable future economic benefits. Expenditure incurred to replace a component of an item of owner-occupied property or equipment is capitalized to the cost of the item of owner-occupied property and equipment and the part replaced is derecognized. All other expenditure is recognized in profit or loss as an expense when incurred. Management evaluate whether future economic benefits will be generated based on future projections of cash flows.

        Depreciation is charged so as to write off the depreciable amount of the assets, other than land, over their estimated useful lives to estimated residual values, using a method that reflects the pattern in which the asset's future economic benefits are expected to be consumed by the entity.

        Where significant parts of an item have different useful lives to the item itself, these parts are depreciated over their estimated useful lives. The methods of depreciation, useful lives and residual values are reviewed annually. Depreciation rates for similar items of plant or equipment could vary significantly based on the location and use of the asset.

        Determining the depreciable amount for an item of plant and equipment, the residual amount of the item of plant and equipment is taken into consideration. The residual value for the majority of items of plant and equipment has been deemed to be zero by management due to the underlying nature of the equipment.

        The following methods and rates were used during the year to depreciate property, plant and equipment to estimated residual values:

Land	no depreciation
Buildings	straight line 40 years
Plant	straight line 5 to 20 years
Vehicles	straight line 5 to 10 years
Furniture and equipment	straight line 3 to 6 years

        Assets held under finance leases are depreciated over their expected useful lives or the term of the relevant lease, where shorter. Previously the cost of assets was written-off over the asset's expected useful life, depending on the class of asset. Under IFRS these useful lives have to be reassessed annually and the depreciation charge adjusted accordingly. This process is, by its nature, dependent on certain key assumptions. Management believes that the assigned values and useful lives, including the underlying assumptions have been adequately considered and consistently applied. Different assumptions and assigned useful lives could have an impact on the reported amounts.

        The gain or loss arising on the disposal or scrapping of property, plant and equipment is recognized in profit or loss in the period in which the disposal occurs.

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

        The Group then assesses the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent recovery is not likely, a deferred tax asset is not recognized. In recognizing deferred tax assets the company considers profit forecasts including the effect of exchange rate fluctuations on sales and external market conditions. Where it is probable that a position may be successfully challenged, based on reported challenges by revenue authorities of similar positions taken by other taxpayers, as well as items already raised by revenue authorities during audits, but for which resolution has not yet been reached, a valuation allowance or tax provision is raised for the tax on the probable adjustment. Management's judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. Deferred tax assets have been recognized where management believes there are sufficient taxable temporary differences or convincing other evidence that sufficient taxable profits will be available in future to realize deferred tax assets. Although the deferred tax assets which have been recognized are considered realizable, actual amounts could be reduced if future taxable income is not achieved. This can materially affect our reported net income and financial position.

        Sappi released a US$ 6 million provision in the fourth quarter of fiscal 2007 as a result of South African income tax legislation which was, in management's judgement, substantively enacted at year end. If the legislation had not been substantively enacted a further provision of US$ 11 million would have had to be raised in fiscal 2007.

        Hedge accounting for financial instruments.    For the purposes of hedge accounting, we classify hedges into two categories: (a) fair value hedges which hedge the exposure to changes in the fair value of a recognized asset or liability; and (b) cash flow hedges, which hedge exposure to variability in cash flows that are either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction. The financial instruments that are used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in either the fair value or cash flows of the related underlying exposures. Hedge accounting is mainly used for debt instruments to hedge interest rate and foreign currency risk exposures and for firm commitments to hedge foreign currency risk exposures. We do not currently use hedge accounting for trading transactions.

        In relation to fair value hedges, which meet the conditions for hedge accounting, any gain or loss from re-measuring the hedging instrument to fair value is recognized immediately against income. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized against income. Any residual ineffectiveness related to fair value hedges affects our reported net income. External market data is applied in re-measuring the hedging financial instrument.

        In relation to cash flow hedges, which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in shareholders' equity and the ineffective portion is recognized in income. The gains or losses, which are recognized directly in shareholders' equity, are transferred to income in the same period in which the hedged transaction affects income. Any residual ineffectiveness related to cash flow hedges can affect our reported net income. External market data is applied in measuring the hedge effectiveness of the financial instrument. Hedge ineffectiveness is recognized immediately against income. The Group does not currently have any cash flow hedges.

        Refer to note 31.5 of the Group Annual Financial Statements contained elsewhere in this Annual Report for details of the fair value hedging relationships.

        The Group has the following fair value hedges which qualify for hedge accounting:

        Bonds at fixed interest rates with a total principle amount of US$ 856 million are hedged by seven external interest rate swaps (IRS), with a negative fair value of US$ 10 million which convert the US$ fixed interest rates into floating 6-month LIBOR in arrears. The nature and the amounts involved in the hedging relationship have not changed in the current year.

        In fiscal 2005 the hedge was de-designated at the end of March 2005 and was only re-designated three months later. During this period hedge accounting was interrupted. The changes in fair value of the bonds until the moment of de-designation are amortized over the remaining life of the hedge.

        The following is an analysis of the impact on pre-tax profit or loss from the period:

	2007	2006	2005
	US$ million	US$ million	US$ million
(without brackets favorable)
De/re designation	—	—	13
Amortization	(2)	(2)	(1)
Residual ineffectiveness	—	4	10

	(2)	2	22

        During 2007, Sappi's firm commitments for the purchase of equipment in foreign currency were hedged for foreign exchange risk by forward exchange contracts and were designated as a fair value hedge. The value of the outstanding firm commitments hedge accounted for was EUR 31.4 million (2006: EUR 15.4 million) and US$ 2.7 million (2006: US$ 1.1 million). These foreign currency forward exchange contracts had a negative fair value of US$ 3.1 million. Since the critical terms perfectly match, there was no residual ineffectiveness affecting profit or loss for the period.

        Plantations.    Plantations are stated at their fair value, less estimated costs to sell at the harvesting stage. The fair value of immature timber is the present value of the expected future cash flows taking into account, unadjusted current market prices, estimated projected growth over the rotation period for the existing immature timber volumes in metric tonnes, cost of delivery and the estimated maintenance costs through to when the timber becomes usable. The discount rate used is the applicable pre-tax weighted average cost of capital of the business unit. Determining the appropriate discount rate requires significant assumption and judgment and changes in these assumptions could change the outcomes of the plantation valuations. The standing value of mature timber is based on unadjusted current market prices and estimated timber volumes in metric tonnes less cost of delivery at current market prices.

        The age threshold used for quantifying immature timber is dependent on the rotation period of the specific timber genus. In the southern African region, softwood less than eight years and hardwood less than five years is classified as immature timber. Management focuses its attention on good husbandry techniques, which include ensuring that the rotation of plantations is combined with adequate planting activities for future harvesting. The rotation periods vary from eight to eighteen years in southern Africa.

        Assumptions and estimates are used in the recording of plantation volumes, maintenance cost per metric tonne, and depletion. Changes in the assumptions or estimates used in these calculations may affect the Group's results, in particular, our plantation valuation and depletion costs.

        A key assumption and estimation is the projected growth estimation over a period of eight to eighteen years per rotation. The inputs to our immature timber growth model are complex and involve estimations and judgments, which are regularly updated. Sappi has established a long term sample plot network which is representative of the species and sites on which we grow trees and the measured data from these permanent sample plots are used as input in our growth estimation. Periodic adjustments are made to existing models for new genetic material.

        Sappi manages the establishment, maintenance and harvesting of its plantations on a compartmentalized basis. These comprise pulpwood and saw logs and are managed in such a way so as to ensure that the optimum fiber balance is supplied to its paper and pulping operations in southern Africa. Sappi owns approximately 369,000 (2006: 372,000) hectares of plantation and directly or indirectly manages a further 184,000 (2006: 173,000) hectares established on land held by independent commercial farmers. Sappi provides technical advice on the growing and tendering of trees which are recognized as silviculture costs in cost of sales. 409,000 (2006: 398,000) hectares of this land is forested with approximately 37.3 million (2006: 38.2 million) standing tonnes of timber. Given the extent of our plantations, between 30% and 40% of these areas are measured in a three year cycle in order to confirm the accuracy of the recorded volume changes. As Sappi manages its plantations on a rotational basis and by implication, the respective increases by means of growth are, over the rotation period, negated by depletions for the Group's own production or sales. Estimated volume changes, on a rotational basis, amount to approximately six million tonnes per annum.

        Depletions include the fair value of timber felled, which is determined on the average method, plus amounts written off against standing timber to cover loss or damage caused by fire, disease and stunted growth, which also requires judgment and estimation. Depletions are accounted for on a cost per metric tonne allocation method. Tonnes are calculated using the projected growth to rotation age and are extrapolated to current age on a straight line basis.

        Ruling unadjusted current market prices applied at the reporting date, as well as the assumptions that are used in determining the extent of biological transformation ("growth") can have a significant effect on the valuation of the plantations, and as a result, the amount recorded in the income statement arising from fair value changes and growth. In addition, the discount rate applied in the valuation of immature timber has an impact as tabled below.

	2007	2006
	US$ million	US$ million
Fair value changes:
1% increase in market prices	17	14
1% decrease in market prices	(17)	(14)
Discount rate (for immature timber)
1% increase in rate	(4)	(3)
1% decrease in rate	4	4
Volume assumption
1% increase in estimate of volume	6	5
1% decrease in estimate of volume	(6)	(5)
Growth assumptions:
1% increase in rate of growth	2	1
1% decrease in rate of growth	(2)	(1)

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

        For further information see note 11 of our Group annual financial statements.

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

        Numerous estimates and assumptions are required, in the actuarial models, to determine the proper amount of pension and other post retirement liabilities to record in the Group's consolidated financial statements and set the expense for the next fiscal year. These include discount rate, return on assets, salary increases, health care cost trends, longevity and service lives of employees. Although there is authoritative guidance on how to select these assumptions, our management and its actuaries exercise some degree of judgment when selecting these assumptions. Selecting different assumptions, as well as actual versus expected results, would change the net periodic benefit cost and funded status of the benefit plans recognized in the financial statements.

        The impact on the future financial results of the Group in relation to post employment benefits is dependent on economic conditions, employee demographics and investment performance.

        Refer to notes 28 and 29 for the key assumptions, the benefit obligations and plan assets and the net periodic pension cost as at the end of September 2007 and 2006.

        The impact on the future financial results of the group in relation to post-employment benefits is dependent on economic conditions, employee demographics and investment performance. A 1% increase in discount rates would decrease the related pension liability by approximately US$ 175 million and the related pension expense by approximately US$ 6 million per annum. A 1% increase in the health care cost trend rates would increase the accumulated other post-employment benefit obligation by US$ 14 million and the aggregate of the service and interest cost components of net periodic other post-employment benefit cost by US$ 1 million after tax per annum.

        Provisions.    Provisions are required to be recorded when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation. Best estimates, being the amount that the Group would rationally pay to settle the obligation, are recognized as provisions at balance sheet date. Risks, uncertainties and future events, such as changes in law and technology, are taken into account by management in determining the best estimates.

        Where the effect of discounting is material, provisions are discounted. The discount rate used is the pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability, all of which requires management judgment.

        The establishment and review of the provisions requires significant judgment by management as to whether or not there is a probable obligation and as to whether or not a reliable estimate can be made of the amount of the obligation, which requires judgments as to the likelihood of future payment. All provisions are reviewed at each balance sheet date. Various uncertainties can result in obligations not being considered probable or estimable for significant periods of time. As a consequence, potentially material obligations may have no provisions and a change in facts or circumstances that results in an obligation becoming probable or estimable can lead to a need for the establishment of material provisions. In addition, where estimated amounts vary from initial estimates the provisions may be revised materially, up or down, based on the facts.

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

        The Group is required to record provisions for estimated environmental liabilities, based on current interpretations of environmental laws and regulations, when expenditures are considered probable and can be reasonably estimated. These estimates reflect management assumptions and judgments as to the probable nature, magnitude and timing of required investigations, remediation and monitoring activities, changes in governmental regulations, insurance recoveries and the contributions by other potentially responsible parties. These assumptions and judgments are subject to various uncertainties which could result in estimated costs that could materially differ from the actual costs incurred.

        The Group is required to record provisions for legal contingencies when the contingency is probable of occurring and the amount of the loss can be reasonably estimated. Liabilities provided for legal matters require judgments regarding projected outcomes and ranges of losses based on historical experience and recommendations of legal counsel. Litigation is however unpredictable and actual costs incurred could differ materially from those estimated at the balance sheet date.

        Provisions for dismantling of property, plant and equipment are only recognized when a legal or constructive obligation arises.

        For further information, see "Item 8—Financial Information—Legal Proceedings".

Adoption of accounting standards in the current year

        The following accounting standards have been adopted by the Group in the current year:

IAS 23—Borrowing costs

        This standard has been amended to remove the option to expense borrowing costs incurred on qualifying assets.

        The amendment did not have a significant impact on the Group's results, as all qualifying borrowing costs are already capitalized.

IFRIC 4—Determining whether an arrangement contains a lease

        The interpretation states that an arrangement that grants the right to control the use of an underlying specific asset is, or contains, a lease that should be accounted for in accordance with IAS 17 leases.

        The implementation of this interpretation did not have a material impact on the Group's results or financial position.

IFRIC 8—Scope of IFRS 2

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

        The early implementation of this interpretation did not have a material impact on the Group's results or financial position.

IFRIC 9—Reassessment of embedded derivatives

        The Group has performed an exercise that has determined that there were no embedded derivatives which required reassessment. The implementation of this interpretation has therefore had no impact on the Group.

IFRIC 14—The limit on a defined benefit asset, minimum funding requirements and their interaction

        When determining the limit on a defined benefit asset in accordance with IAS 19—Employee benefits, under IFRIC 14 entities are required to measure any economic benefits available to them in the form of refunds or reductions in future contributions at the maximum amount that is consistent with the terms and conditions of the plan and any statutory requirements in the jurisdiction of the plan.

        The early adoption of this interpretation did not have any material impact on the Group's reported results or financial position.

Potential Impact of future Changes in Accounting Policies

        The following standards and interpretations, which have been issued but which are not yet effective and which are applicable to the Group, have not been applied in these financial statements:

IAS 1—Amendment to International Accounting Standard 1—Presentation of financial statements: capital disclosures

        The amendment requires the Group to disclose information that will enable users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital. The amendment first becomes applicable to the Group for the financial year ending September 2008.

Revised IAS 1—Presentation of financial statements

        The main changes from the previous standard require that an entity must present:

  •
  all non-owner changes in equity (that is, 'comprehensive income')—either in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income);

  •
  a statement of financial position (balance sheet) as at the beginning of the earliest comparative period in a complete set of financial statements when the entity applies an accounting policy retrospectively or makes a retrospective restatement;

  •
  income tax relating to each component of other comprehensive income; and

  •
  reclassification adjustments relating to components of other comprehensive income.

        This revised standard is effective for our September 2010 year end.

IFRS 7—Financial instruments: disclosures

        The IFRS essentially combines IAS 30—Disclosure in the financial statements of banks and similar financial institutions and IAS 32—Financial Instruments: presentation. The disclosure requirements under IAS 32 have been expanded to include sensitivity analyses as well as disclosure of classes of financial assets and liabilities.

        The standard first becomes applicable to the Group for the financial year ending September 2008, and we are currently assessing the impact of this on the Group.

IFRS 8—Operating segments

        This IFRS introduces the concept of an operating segment; it expands the identification criteria for segments of an entity and the measurement of segment result. This statement will allow an entity to align its operating segment reporting with the internal identification and reporting structure.

        The standard first becomes applicable to the Group for the financial year ending September 2010, and we are currently assessing the impact of this on the Group.

IFRIC 10—Interim financial reporting

        The interpretation addresses an apparent conflict between the requirements of IAS 34—interim financial reporting and those in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets. The interpretation concludes that an entity shall not reverse an impairment loss recognized in a previous interim period in respect of goodwill, or an investment in either an equity instrument or a financial asset carried at cost.

        The interpretation first becomes applicable to the Group for the financial year ending September 2008, and we are currently assessing the impact of this on the Group.

IFRIC 11—Group and treasury share transactions

        This interpretation addresses two issues. The first is whether the transactions should be accounted for as equity settled or as cash-settled share-based payment arrangements and the second where a share-based payment transaction involves two or more entities within the same group.

        The interpretation first becomes applicable to the Group for the financial year ending September 2008, and we are currently assessing the impact of this on the Group.

IFRIC 12—Service concession arrangements

        The interpretation serves to clarify the treatment of arrangements whereby a government or other body grants contracts for the supply of public services—such as roads, energy distribution, prisons or hospitals—to private operators. The objective of this IFRIC aims to clarify aspects of accounting for service concession arrangements.

        The interpretation first becomes applicable to the Group for the financial year ending September 2009, and we are currently assessing the impact of this on the Group.

IFRIC 13—Customer loyalty programmes

        This interpretation addresses accounting by entities that grant loyalty awards to customers who buy other goods or services. The interpretation deals with the accounting treatment of the obligations to provide free or discounted goods or services granted under such a programme.

        The interpretation first becomes applicable to the Group for the financial year ending September 2009, and we are currently assessing the impact of this on the Group.

Reclassification of amounts in cash flow statement

        The Group has reclassified an item in its previously reported consolidated cash flow statements for prior periods. Contributions to post employment benefit funds, previously disclosed in cash utilized in investing activities, have now been disclosed in cash retained from operating activities. Although the treatment of the amount paid for post employment benefits was specifically identified in the prior consolidated cash flow statements, management believes, in the absence of definitive IFRS guidance, the reclassification is a preferable presentation. In addition, it will make it easier for investors to compare our results with those of other companies and this would be in line with US generally accepted accounting practices.

        The table below summarizes the impact of this reclassification. The reclassification has no impact on the Group's income statement, balance sheet or the change in cash and cash equivalents reported for the years presented.

Year ended September 2006
(US$ million)
Cash retained from operating activities (previously reported)	228
Adjustment for reclassification of post employment benefits	(68)

Revised cash retained from operating activities	160

Cash utilized by investing activities (previously reported)	(355)
Adjustment for reclassification of post employment benefits	68

Revised cash utilized by investing activities	(287)

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

        The South African authorities have expressed a commitment to a phased liberalization of exchange controls and have relaxed certain exchange controls over recent years.

        Some of the more salient exchange control regulations regarding South African corporations are as follows:

  •
  South African corporations wishing to establish new approved foreign ventures are permitted to transfer funds abroad for this purpose. There is no limit to the amount of funds which may be transferred except that, the foreign investment may only be acquired and such funds may only be transferred abroad once Excon has approved the type of foreign investment, which it will only do if the foreign investment accords with its foreign investment criteria (applicable at the relevant time), and with regard to larger foreign investments Excon may require capital outflows to be staggered in order to manage the potential impact on the foreign exchange market. Excon approved investments no longer require the South African investor to exercise control (namely 50% plus one share) over the foreign investment but merely require a material holding which Excon has set at 25%.

  •
  South African corporations which have been granted approval to transfer funds abroad for purposes of acquiring an approved foreign investment, are entitled to retain abroad foreign dividends which relate to the operation of the approved foreign investment and any foreign dividend which may have been repatriated to South Africa after 26 October 2004, may thereafter be transferred abroad again, at any time and for any purpose other than for purposes of a non-resident (which is directly or indirectly controlled by a South African resident) using such funds to reinvest into the South African market.

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

  •
  Controls on current account transactions, with the exception of certain discretionary expenses, have been abolished and are dealt with by authorized dealers in terms of the Exchange Control Rulings.

  •
  Authorized dealers in foreign exchange may, against the production of suitable documentary evidence, provide forward cover to South African residents in respect of fixed and ascertained foreign exchange commitments covering the movement of goods.

        It is not possible to predict whether existing exchange controls will be abolished, continued or modified by the South African Government in the future.

        For further information, see "Item 10—Additional Information—Exchange Controls".

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The Articles of Association of Sappi Limited provide that the Board of Directors (the "Board") must consist of not less than four nor more than twenty Directors at any time. The Board currently consists of thirteen Directors.

        The business address for all of the Directors is 48 Ameshoff Street, Braamfontein, Johannesburg 2001, Republic of South Africa. The Directors are South African citizens except for Meyer Feldberg, James Healey and Karen Osar (United States citizens), Helmut Mamsch (a German citizen) and Sir Nigel Rudd (a British citizen).

Non-Executive Directors

        Eugene van As (68) Chairman, DCom (hc).

        Mr. van As joined Sappi in December 1976 as the managing director of Sappi Kraft (Proprietary) Limited and was appointed to the board in January 1977. In 1978, Mr. van As was appointed Group Managing Director and Chief Executive Officer, Sappi Limited, becoming Executive Chairman in 1991 and Non-Executive Chairman on his retirement as an Executive Director in 2003. He is a trustee of a number of education and research bodies. Following Mr. Jonathan Leslie's resignation as Chief Executive Officer of Sappi in March 2006, at the request of the Board, Mr. van As assumed executive responsibilities for the Group until the appointment of a new chief executive officer. Mr. Ralph Boëttger was appointed Chief Executive Officer from July 2007. Mr. van As handed over his executive responsibilities in August 2007 and again became Non-Executive Chairman of Sappi. He will retire from the Board at the annual general meeting on March 3, 2008.

        David Charles Brink (68) (senior independent director), MSc Eng (Mining), DCom (hc), Graduate Diploma (Company Direction).

        Mr. Brink was appointed a Non-Executive Director of Sappi Limited in March 1994 and in March 2006 he was appointed senior independent director. He is currently a member of the Audit Committee, chairman of the Compensation Committee and a member of the Nomination and Governance Committee. Mr. Brink is Deputy Chairman of Absa Bank Limited and Absa Group Limited, and is also a board member of the National Business Initiative, Co-Chairman of the Business Trust, a founder member of the Independent Directors' Initiative and Vice-President of the South African Institute of Directors and a director of Steinhoff International Holdings Limited.

        Meyer Feldberg (65) (independent), BA, MBA, PhD.

        Professor Feldberg's career has included teaching and leadership positions in the business schools of the universities of Cape Town, Northwestern and Tulane. He served as President of Illinois Institute of Technology for three years and as Dean of Columbia Business School for fifteen years. He is currently Dean Emeritus and Professor of Leadership at Columbia Business School. He is also a Senior Advisor to Morgan Stanley in New York. Professor Feldberg serves on the Advisory Board of the British American Business Council and has served on the Council of Competitiveness in Washington, DC. In 2001, the International Centre in New York honored Professor Feldberg as a distinguished foreign-born American who has made a significant contribution to American life. In 2007 Mayor Michael Bloomberg appointed him president of New York City Global Partners. He is a director of major public companies including Macy's, Revlon Inc, PRIMEDIA Inc and UBS Funds. He serves on a number of non-profit Boards including the New York City Ballet. Professor Feldberg was appointed to the Board of Directors of Sappi Limited in March 2002 and is currently Chairman of the Nomination and Governance Committee and a member of the Compensation Committee.

        James Edward Healey (66) (independent), BSc (Public Accounting), Honorary Doctor (Commercial Science), Certified Public Accountant (USA).

        Mr. Healey joined the Sappi Limited Board with effect from July 2004. He is a member of the Audit Committee of Sappi Limited and also a member of the Human Resources Committee. He is Chairman of the Audit Committee of Sappi Fine Paper North America. He has held various senior financial positions in a career spanning 37 years. In 1995, Mr. Healey became Vice President and Treasurer of Bestfoods, formerly CPC International Inc. In 1997 he became Executive Vice President and Chief Financial Officer of Nabisco Holdings Inc, one of the world's largest snack food manufacturers, a position from which he retired at the end of 2000.

        Deenadayalen (Len) Konar (53) (independent), BCom, MAS, DCom, CA (SA).

        Previously Professor and Head of the Department of Accountancy at the University of Durban-Westville, he is a member of the King Committee on Corporate Governance, the Securities Regulation Panel and the Institute of Directors. Companies of which he is a Non-Executive Director include Old Mutual South Africa, the South African Reserve Bank, Kumba Resources Limited, Illovo Sugar, JD Group and Steinhoff International Holdings. Dr Konar joined the Board of Sappi Limited in March 2002. He is Chairman of the Audit Committees of both Sappi Limited and of the Sappi southern Africa region, and a member of the Human Resources Committee of Sappi Limited. He is a member and Chairman of the External Audit Committee of the International Monetary Fund in Washington.

        Helmut Claus-Jurgen Mamsch (63) (independent).

        Mr. Mamsch studied economics at Deutsche Aussenhandels-und Verkehrs-Akademie, Bremen and also received training in business administration and shipping in Germany, the United Kingdom and Belgium. He worked for 20 years in international trade and shipping. In 1989 he joined VEBA AG (now E ON AG), Germany's largest utility-based conglomerate. From 1993 to 2000 he was a VEBA AG management board member and as from 1998 responsible for their US electronic businesses and their Corporate Strategy and Development. In 1997 he joined Logica as a Non-Executive Director and until 2007 was appointed their Deputy Chairman. He is Chairman of Electrocomponents plc and also a Non-Executive Director of GKN plc. Mr. Mamsch was appointed as a Non-Executive Director of Sappi Limited in January 2004 and is currently a member of both the Audit Committee and the Compensation Committee of Sappi Limited. He is Chairman of the Audit Committee of Sappi Fine Paper Europe.

        John (Jock) McKenzie (60) (independent), BSc Chemical Engineering (cum laude), MA.

        Mr. McKenzie joined the Sappi Board after having held senior executive positions globally and in South Africa. He is a former President for Asia, Middle East and Africa Downstream of the Chevron Texaco Corporation and also served as the Chairman and Chief Executive Officer of the Caltex Corporation. He is a member of the Compensation Committee of Sappi Limited.

        Karen Osar (58) (independent), MBA, Finance.

        Ms. Osar was Executive Vice President and Chief Financial Officer of speciality chemicals company Chemtura Corporation until her retirement in March 2007. Prior to that, she held various senior management and board positions in her career. She was Vice President and Treasurer for Tenneco Inc and also served as Chief Financial Officer of Westvaco Corporation and as Senior Vice President and Chief Financial Officer of the merged MeadWestvaco Corporation. Prior to those appointments she spent 19 years at JP Morgan & Company, becoming a Managing Director of the Investment Banking Group. She currently serves on the boards of Webster Financial Corporation and the Bank of New York Hamilton Mutual Funds and Innophos Holdings Inc. She has chaired several board audit committees and is a member of the Audit Committee of Sappi Limited.

        Bridgette Radebe (47) (independent), BA (Pol Sc & Socio).

        Ms. Radebe was the first black South African deep level hard rock mining entrepreneur in the late 1980s. She has more than a decade of experience in contract mining, mining construction and mergers and acquisitions. She is founder and Executive Chairperson of Mmakau Mining, with investments in platinum, coal, chrome and gold mines, as well as shaft sinkers. She is President of the South African Mining Development Association, Vice Chairman of the Minerals and Mining Development Board advising the Minister of Minerals and Energy, a founder and Board of Trustee member of the New Africa Mining Fund, and participated in the design of the South African Mining Charter and present mining legislation. Ms Radebe is a member of the Human Resources Committee of Sappi Limited.

        Nigel Rudd (61) (independent), DL, Chartered Accountant.

        Sir Nigel Rudd joined the Sappi Board in April 2006. He has held various senior management and board positions in a career spanning more than 35 years. He founded Williams plc in 1982 and the Company went on to become one of the largest industrial holding companies in the United Kingdom. He is Chairman of BAA Limited and Pendragon plc, Deputy Chairman of Barclays plc and a Non-Executive Director of BAE Systems plc. He was Non-Executive Chairman of Pilkington plc from August 1994 to June 2006. He was knighted by the Queen for services to the manufacturing industry in 1996 and holds honorary doctorates at both Loughborough and Derby Universities. In 1995 he was awarded the Founding Societies Centenary Award by the Institute of Chartered Accountants. He is a Deputy Lieutenant of Derbyshire and a Freeman of the City of London. Sir Nigel is a member of the Compensation Committee of Sappi Limited.

        Franklin Abraham Sonn (68) (independent), BA Hons, HdipEd.

        Dr. Sonn was appointed to the Board of Directors of Sappi Limited in July 1999 and is currently also a member of the Nomination and Governance Committee. He was formerly Rector of Peninsula Technikon for 17 years and appointed democratic South Africa's first Ambassador to the United States from 1995 to 1998. Dr Sonn is the recipient of twelve honorary doctorates in law, education, humanities and philosophy from various institutions in South Africa, Europe and North America. His current board positions include amongst others, Chairman of African Star Ventures (Pty) Ltd, Airports Company of South Africa Ltd, Kwezi V3 Engineers (Pty) Ltd and Ekapa Mining (Pty) Ltd. He is a Non-Executive Director of Absa Group Ltd, Steinhoff International Holdings Ltd, Pioneer Food Group Ltd, RGA Reinsurance Co of SA Ltd, Metropolitan Holdings Ltd, Macsteel Service Centres (Pty) Ltd, Safmarine (Pty) Ltd, Esor Ltd and Xinergistix Ltd. He currently serves as Chancellor of the University of the Free State (since 2002), Executive in Residence at the University of Cape Town Graduate School of Business (since 2005) and as Chairman, Trustee and Patron to numerous organizations of civil society.

Executive Directors

        Roeloff (Ralph) Jacobus Boëttger (46), BAcc Hons, CA (SA), Chief Executive Officer of Sappi Limited.

        Mr. Boëttger is a chartered accountant by training with a wide general management experience. At the age of 34 he was appointed Chief Executive Officer of Safair and the next year appointed to the executive committee of Safmarine Limited. From 1998 until July 2007 he was the Chairman of the Aviation Division with Imperial Holdings Limited following Imperial's acquisition of Safair and from 2002 he was an Executive Director of Imperial Holdings with responsibility for their local and international logistics operations, the aviation division and the heavy commercial vehicle distribution operations. His field of responsibility encompassed businesses operating in Southern Africa, numerous European countries, the Middle East and Asia.

        Mark Richard Thompson (55), BCom, BAcc, LLB, CA (SA), Chief Financial Officer of Sappi Limited.

        Mr. Thompson joined Sappi in 1999 as Group Corporate Counsel and was appointed to his present position in August 2006 when he was also appointed to the Board of Sappi Limited. Prior to joining Sappi, he was Group Treasurer at Anglo American, Managing Director of Discount House Merchant Bank and previously Head of Corporate Finance Division of Senbank.

Senior Management

        Mark Gardner (52), BSc, Chief Executive Officer: Sappi Fine Paper North America

        Mark Gardner joined Sappi in 1981. Prior to accepting the position of President and Chief Executive Officer, Mark held the roles of Vice President Manufacturing and Vice President Supply Chain. He has also worked in a variety of production management roles, including Production Manager at the Westbrook Mill, Paper Mill Manager at the Somerset Mill, Managing Director at the Muskegon Mill and Director of Engineering and Manufacturing Technology position at the regional head office in Boston. He holds a B.Sc. degree in Industrial Technology from the University of Southern Maine.

        Robert Darsie Hope (55), BA (Hons) Economics, MRICS, Group Head Strategic Development

        Since joining Sappi in 1976, Robert Hope has held a number of management roles including General Manager of Sappi Sawmills, Managing Director of Sappi Trading and is currently Group Head Strategic Development.

        Jan Harm Labuschagne (47), B.Com (Hon), CA (SA), Chief Executive Officer: Sappi Forest Products

        Jan joined Sappi in 1992 as Divisional Financial Controller. In 1996, he was appointed as Financial Director of the Timber Industries Division. Subsequent to Sappi's acquisition of KNP Leykam in Europe, he was seconded to the newly formed European head office in Brussels as Director Accounting. In 2002 he was appointed as Financial Director of Sappi Forest Products operations. He was appointed to his current position in January 2007. Jan was appointed a Board member of the South African Institute of Chartered Accountants in 2006, and is Chairman of their Commerce and Industry Committee and a member of their Audit Committee and the Enterprise and Socio Economic Development Committee.

        Lucia Adele Swartz (50), Dip HR, B.A, Group Head Human Resources

        Lucia joined Sappi in May 2002. Prior to joining Sappi she worked for the Seagram Spirits and Wine Group in New York as Human Resources Director, Global Functions based in New York. She holds a BA in Psychology and Geography from the University of the Western Cape and a Diploma in Human Resources from the Peninsula Technikon. Lucia serves as a Non-Executive Director for New Clicks Holdings Limited, a JSE listed retail company.

        Rudolf Thummer (60), Dipl.Ing, Dr.Tech, Group Head Technology

        Rudolf Thummer joined Hannover Papier in 1979 (later purchased by Sappi) as Manager of Research and Development. In 1982, he became the Paper Mill Manager at Alfeld Mill. In 1990, he was appointed Technical Director of Alfeld Mill. In 1992 Rudolf became an Executive Board Member of the Hannover Papier Group, responsible for manufacturing at the Alfeld and Ehingen mills 1998, he moved to Sappi Fine Paper Europe based in Brussels, as Technical Director and Executive Board Member. He was appointed to his current position on 01 January 2006. Rudolf holds a doctorate in technical sciences, and a qualified engineer's degree from the Graz Technical University in Austria.

        Berend (Berry) John Wiersum (52), MA, Chief Executive Officer: Sappi Fine Paper Europe

        Berry Wiersum joined Sappi in January 2007 as Chief Executive Officer Sappi Fine Paper Europe. Prior to joining Sappi, Berry was a freelance mergers and acquisitions consultant for one year. He previously was Managing Director Kappa Packaging and member of the management board in Eindhoven (The Netherlands). He holds a masters degree in medieval & modern history from St. Andrews University Scotland.

Executive Officers

        The Executive Directors and the people listed as senior management above are the Executive Officers of Sappi.

Board Practices

        At every annual general meeting of Sappi Limited, as near as possible to, but not less than, one third of the Directors are required to retire from office but are eligible for re-election. The Directors to retire are those who have been longest in office since their last election, or as between Directors who have been in office for an equal length of time since their last election, in the absence of agreement, determined by lot. In addition, the appointment of any Director appointed since the last annual general meeting will require to be confirmed. Any director so appointed will also retire at the meeting and be eligible for re-election.

        Following the Board's decision to split the roles of Chairman and Chief Executive Officer, Jonathan Leslie was appointed as Director and Chief Executive of Sappi Limited effective from April 2003 and Eugene van As was appointed as Non-Executive Chairman. However subsequent to Mr. Leslie's resignation in March 2006, at the request of the Board, Mr. van As agreed to assume executive responsibilities for the Group until the appointment of a new chief executive. At the same time Mr. D C Brink was appointed senior independent director by the Board. Following Roeloff (Ralph) Boëttger's appointment as Chief Executive Officer from July 2007, Mr. van As handed over his executive responsibilities to Mr. Boëttger in August 2007.

        The following table sets forth the terms of office of the Directors.

Name	Start of term	Latest date of end of term
Roeloff Jacobus Boëttger	2007	2008
David Charles Brink	2007	2010
Meyer Feldberg	2007	2010
James Edward Healey	2007	2010
Deenadayalen Konar	2006	2009
Helmut Claus-Jürgen Mamsch	2007	2010
John David McKenzie	2007	2008
Karen Rohn Osar	2007	2008
Bridgette Radebe	2005	2008
Sir Nigel Anthony Russell Rudd	2007	2010
Franklin Abraham Sonn	2005	2008
Mark Richard Thompson	2007	2010
Eugene van As*	2006	2009

*
Mr. van As has announced that he will retire from the Board in March 2008.

        No retirement or other benefits arise from the retirement of Directors by rotation or on termination for any other reason.

Compensation

        The non-executive directors fees are proposed by the Executive Committee and agreed by the Compensation Committee and approved by the Board, subject to final approval by shareholders. In addition to these non-executive directors fees, Sappi agreed in fiscal 2007 to compensate Mr. E van As through the payment of US$696,953 (ZAR 5 million). For fiscal 2006 Mr. van As received 100,000 shares, of which 50,000 shares were purchased on his behalf and delivered in September 2006 (US$646,884) and a further 50,000 shares were purchased on his behalf and delivered in March 2007 (US$778,278).

        See notes 37 to 39 to our Group annual financial statements contained elsewhere in this Annual Report for details, by director, on Directors' remuneration, Directors' interests and Directors' participation in the Sappi Limited Share Incentive Trust and Sappi Limited Performance Share Incentive Plan.

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

        The Audit Committee consists of five independent Non-Executive Directors of the Board (David Charles Brink, James Edward Healey, Deenadayalen Konar (Chairman), Helmut Claus Jürgen Mamsch and Karen Rohn Osar) and is directed by a specific mandate from the Board. The adequacy of the mandate is reviewed and reassessed annually. The Audit Committee meets with senior management, which includes the Chief Executive Officer (at present including the Chairman, Mr. van As as part of his executive responsibilities until the appointment of a new chief executive officer) and the Chief Financial Officer, at least four times a year. The external and internal auditors attend these meetings and have unrestricted access to the Committee and its Chairman. The Audit Committee also meets at least once per year with the management Disclosure Committee. The external and internal auditors meet privately with the Audit Committee Chairman on a regular basis. The Audit Committee Chairman attends the annual general meeting.

        Regional audit committees exist in the three major regions and are chaired by independent Non-Executive Directors. These committees have a mandate from the Group's audit committee, to whom they report on a regular basis and they meet at least four times per year.

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

Compensation Committee

        The Compensation Committee of the Board consists of five independent Non-Executive Directors (David Charles Brink (Chairman), Meyer Feldberg, Helmut Claus-Jurgen Mamsch, John "Jock" McKenzie and Nigel Rudd). The responsibilities of the Committee are mainly to determine the remuneration and incentives in respect of the Chief Executive Officer (when appointed) and those executives reporting directly to the Chief Executive Officer.

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

        As Sappi is listed on the JSE Limited in Johannesburg, Sappi is required to comply with the King Report on Corporate Governance for South Africa—2002. Although there are differences between the King Report and the NYSE corporate governance rules, Sappi believes it is in compliance with the King Report and has otherwise voluntarily adopted corporate governance practices comparable in all significant respects to the requirements of the NYSE corporate governance rules except as described below:

New York Stock Exchange (NYSE) Corporate Governance Rules	Sappi's Governance Practice
1. Nominations/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	Sappi has a nominations and governance committee composed of four non-executive directors, of whom three are independent. The Chief Executive Officer attends the meetings by invitation.

Employees

        The following table sets forth the number of employees as at the close of each fiscal year ended September.

	2007	2006	2005
Sappi Fine Paper
North America	2,639	2,630	2,781
Europe	4,944	5,163	5,437
Southern Africa	1,896	1,910	1,879
Sappi Forest Products	5,358	5,251	5,254
Sappi Trading	154	154	162
Corporate Office	90	91	105

Total	15,081	15,199	15,618

North America

        Approximately 61% of employees are represented by twelve collective bargaining agreements with seven different unions. The majority of Sappi North America's hourly employees are represented by the United Steelworkers (USW) union. The labor contracts with the USW expire in August 2008, May 2009 and August 2010 respectively for the Westbrook, Cloquet and Somerset mills. The contract with the USW for the Muskegon mill expired on November 30, 2007, and the parties are negotiating a new labor contract.

        Sappi Fine Paper North America has experienced no work stoppage in the past sixteen years and believes that its relationship with its employees is satisfactory. While we hope to reach agreements with our unions when the contracts expire, in the event that agreements cannot be reached and a prolonged work stoppage that results in a curtailment of output ensues at either of these sites, our business could be negatively affected.

Europe

        A net headcount reduction of 490 people has taken place over a period of two years across all mills and support functions at the regional head office in Brussels. This is a result of detailed diagnostics and redesign of our systems, processes and structures to improve cost efficiencies and to position the organization for growth.

        Employees and their representative unions and work councils have been informed and consulted in line with statutory requirements and past practice. Social plans have been initiated at all sites.

        A substantial number of Sappi Fine Paper Europe employees are represented by trade unions.

        Sappi Fine Paper Europe is subject to industry-wide collective agreements that are in place with trade unions in Germany, Austria and Belgium and which relate to its employees in each of the relevant mills. At our mills in The Netherlands and in the United Kingdom, Sappi Fine Paper Europe has entered into shop-floor agreements with the respective trade unions. Overall labor relations have been very stable in each of these countries.

        In addition to trade unions, Sappi Fine Paper Europe also consults with various local, national and European works councils. These work councils serve primarily in an advisory role. Sappi Fine Paper Europe is required, under certain circumstances, to keep the works councils informed of activities that affect the work force and to consult with one or more of the works councils before proceeding with a course of action. This is especially relevant for any major reorganization.

Southern Africa

        In southern Africa, Sappi operates within a unionized environment. There are five recognized unions, namely: Chemical, Energy, Paper, Printing, Wood Allied Workers' Union (CEPPWAWU); United Association of South Africa (UASA); Solidarity; South African Agricultural & Plantations Allied Workers Union (SAAPAWU); Swaziland Agricultural & Plantations Allied Workers Union (SWAPAWU). The unions act jointly via a Bargaining Council in most instances to leverage on collective power. At Usutu (Swaziland), union negotiations are conducted at plant level.

        In South Africa collective bargaining takes place under the auspices of the Bargaining Council for the Wood and Paper Sector. This council was registered in August 2006. The first round of negotiations, following the registration of the Council by the Department of Labor, commenced at the end of May 2007 and was concluded at the end of July 2007. The negotiations were concluded without a work stoppage, despite the volatile macro environment within which negotiations took place at the time. Negotiations at Usutu commenced in March 2007 and were concluded during mid July 2007.

        Apart from Collective Bargaining on remuneration and conditions of employment at a central level, engagement takes place at company level and at plant level on initiatives designed to improve company performance.

        In southern Africa, Sappi has developed a comprehensive program to address HIV prevention and health care. The aim is to minimize the impact of HIV/AIDS on employees through integrated response strategies that focus on prevention and treatment as well as empowering employees through knowledge and awareness of the pandemic.

        Our HIV/AIDS response strategy places special emphasis on testing and counseling as a means of controlling the pandemic. Since August 2002, our medical care for employees has included treatment to prevent mother to child transmission. Anti-retroviral treatment has been offered to HIV-infected permanent employees from the beginning of 2003. Approximately 44% of the predicted HIV positive Sappi employees are registered on managed care programs. Industry norm figures indicate a registration rate on treatment programs of between 18.2% and 28%. Sappi has been very successful in encouraging employees to join the voluntary counseling and testing programs and where appropriate, ensure the registration on treatment programs.

        The Employment Equity Act (No. 55 of 1998) requires employers who employ 50 or more employees to implement affirmative action measures designed to ensure that suitably qualified persons from previously disadvantaged groups have equal opportunities and are equitably represented in the workforce. The provisions of the Employment Equity Act which pertain to the prohibition of unfair discrimination, the monitoring by employees and trade union representatives of compliance with the Act, the institution of legal proceedings concerning contraventions of the Act, the protection of employee rights and the formulation of codes of good practice and regulations pertaining to the Act were implemented on August 9, 1999. The implementation of the balance of the Act, dealing primarily with affirmative action measures, commenced on December 1, 1999. As required by the Act, Sappi drafted employment equity plans after consultation with representative employee forums and has submitted the prescribed reports to the Department of Labor as from May 2000. In October 2007, Sappi submitted an annual employment equity report and plan for the next three years.

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

        The national education and training initiative for the pulp and paper industry commenced in fiscal 2007 under the auspices of PAMSA (Paper Manufacturers Association of South Africa). Funding of learners has been obtained with an initial amount of US$3.2 million allocated from the Central Government National Skills Fund. A further US$1.5 million has been allocated to the Pulp and Paper Industry by the FIETA (Forest Industry Education and Training Authority). Sappi plans to double its trainee and learnership complement over the next eighteen months.

Share Ownership

The Sappi Limited Share Incentive Trust ("Scheme")

        We have offered a share purchase scheme to eligible Officers and employees since 1979. During March 1997, The Sappi Limited Share Incentive Trust, as amended from time to time (the "Share Incentive Scheme"), was adopted at the Annual General Meeting of Sappi Limited. Under the Share Incentive Scheme, Officers or other employees of Sappi, its subsidiaries and other entities controlled or jointly controlled by Sappi selected by the Sappi Board of Directors are offered the opportunity to acquire shares ("Scheme Shares"), options to acquire shares ("Share Options") or rights and options to enter into agreements with the Sappi Limited Share Incentive Trust to acquire shares ("Allocation Shares"). Participants may also be given the opportunity to acquire a combination of Scheme Shares, Share Options and Allocation Shares.

The Sappi Limited Performance Incentive Trust ("Plan")

        From the 2005 fiscal year we have also offered a performance share scheme to eligible officers and employees. Under the Sappi Limited Performance Share Incentive Trust (the "Performance Share Incentive Plan"), officers or other employees of Sappi, its subsidiaries and other entities controlled or jointly controlled by Sappi selected by the Sappi Board of Directors are offered Conditional Contracts to acquire Shares for no cash consideration. If the performance criteria from time to time determined by the Human Resources Committee or Compensation Committee of the Board ("Performance Criteria") applicable to each Conditional Contract are met or exceeded, then Participants are entitled to receive such number of shares as specified in the Conditional Contract for no cash consideration after the fourth anniversary of the date on which the board resolves to award a Conditional Contract to that Participant. The Performance Criteria entails a benchmarking of the company's performance against an appropriate peer group of companies.

        For a detailed description of the Share Incentive Scheme, the Performance Share Incentive Plan and recent amendments thereto, see note 30 to our Group annual financial statements included elsewhere in this Annual Report.

Directors and Senior Management

        As of September, 2007, certain Directors and Senior Management of Sappi had been granted an aggregate of 277,800 Share Options, 364,000 Allocation Shares and 542,000 Performance Shares. None of the Directors and Senior Management of Sappi holds more than 1% of our issued share capital.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information with respect to the ownership of the ordinary shares, R1.00 par value, of Sappi Limited by the shareholders of record of Sappi Limited as of September 30, 2007, holding 5% or more of the outstanding ordinary shares.

Name of Registered Holder	Number of Shares	Percentage
Nedcor Bank Nominees Limited(1)	59,654,937	26.1
First National Nominees (Proprietary) Limited(1)	56,153,461	24.6
Standard Bank Nominees (Transvaal) (Proprietary) Limited(1)(2)(3)	52,833,119	23.1
ABSA Nominees (Proprietary) Limited(1)	28,002,087	12.3
Industrial Development Corporation of South Africa Limited	15,420,640	6.7
All Directors and Executive Officers as a Group	599,959	0.3

(1)
The registered holders have advised us that they hold shares for numerous clients.

(2)
The holdings of Standard Bank Nominees (Transvaal) (Proprietary) Limited at September 30, 2006 was 15.6% and at September 30, 2005 was 50.5%.

(3)
Includes all the ADS shares which are held through the Standard Bank Nominees (Transvaal) (Proprietary) Limited.

        The authorized share capital of Sappi Limited consists of 325,000,000 shares. As of September 30, 2007, the issued share capital consisted of 239,071,892 shares. Due to shares bought back and being held in a subsidiary company, the issued share capital, less treasury shares, was 228,471,081 as of September 30, 2007. It is common in South Africa for shares to be held through nominees. As of September 30, 2007, the five largest shareholders of record (four of which are nominees) owned approximately 93% of the shares. We believe that, as of September 30, 2007, based on registered addresses and disclosure by nominee companies, 20% of our shares were held beneficially in North America, 71% of our shares were held beneficially in South Africa and 9% of our shares were held beneficially in Europe and elsewhere, excluding the shares owned by subsidiaries of Sappi.

        On September 30, 2007, there were approximately 39 record holders (including nominees) of ADSs and 50 record holders of shares in the United States. At that date, there were 17,782,537 ADSs and 27,959,757 shares (totaling 45,742,294 shares) held beneficially by holders with registered addresses in the United States.

        Pursuant to the Companies Amendment Act Number 37 of 1999, where securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interest in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every three-month period to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and price of securities issued by that issuer held on behalf of each such person. We have authorized JP Morgan Cazenove to conduct a monthly investigation into the beneficial ownership of Sappi Limited shares including those in nominee holdings. All beneficial holdings are investigated to determine whether there are any shareholders which hold 5% or more of our shares and these investigations have as of September 30, 2007, revealed the following beneficial holders of more than 5% of the issued share capital of Sappi Limited:

Name of Shareholder	Number of Shares	Percentage
Public Investment Commissioner (South Africa)	28,333,841	12.4
Industrial Development Corporation (South Africa)	15,420,640	6.7

        Further, as a result of these investigations, we have ascertained that some of the shares registered in the names of the nominee holders are managed by various fund managers and that, as of September 30, 2007, the following fund managers were responsible for 5% or more of the issued share capital of Sappi Limited.

Name of Fund Manager	Number of Shares Managed	Percentage
Allan Gray Limited	44,051,294	19.3
Rand Merchant Bank	26,928,788	11.8
Old Mutual Investment Group (SA)	24,136,679	10.6
Sanlam Investment Management Company (Pty) Ltd.	12,808,286	5.6

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

North America

        Since May 2004, a number of class and individual actions have been filed in federal and state courts alleging that Sappi Limited and Sappi Fine Paper North America participated in a price fixing conspiracy with other manufacturers of publication paper. The cases assert violations of the federal and state antitrust laws and state unfair competition statutes. These lawsuits seek treble damages and injunctive relief, as well as other costs associated with the litigation. In November 2006, the plaintiffs in the class action case brought on behalf of most direct purchasers dismissed Sappi Limited and Sappi Fine Paper North America without prejudice. The cases brought by certain of the individual direct purchasers and the indirect purchasers were also dismissed without prejudice during fiscal 2007.

South Africa

        The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. This process is expected to continue for many years. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues. To date, we have been notified of twenty six formal Land Claims made in respect of portions of Sappi plantations in the Mpumalanga area, and thirty two others made in respect of portions of Sappi plantations in KwaZulu Natal. These claims have not been finalized and are still under investigation by the Regional Land Claims Commissioner.

Dividend Policy

        Our policy is to consider dividends on an annual basis and to declare cash dividends in US Dollars. We declared a dividend number 84 of 32 US cents for fiscal 2007. South African shareholders will be paid the rand equivalent of the US dollar denominated declaration.

        We aim to declare annual dividends, which, over time, incorporate real growth for shareholders. To this end, dividend cover in each year will vary in line with changes in the business cycle. Our current intention is to maintain a long-term average of three times dividend cover (earnings divided by dividends). Notwithstanding Sappi's inability to meet this target in recent years, we remain committed to this policy in the longer term.

        In accordance with South African common law, dividends may be declared only out of distributable profits. Holders of American Depositary Receipts (ADRs) on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the Deposit Agreement among us, The Bank of New York and the ADR holders (the "Deposit Agreement"). There is no restriction under South African exchange control regulations on the free transferability of cash dividends to non-resident shareholders of ADS holders. See "Item 10—Additional Information—Exchange Controls".

        Sappi is not currently obliged to withhold any form of tax on dividends paid to non-residents of South Africa. South African companies pay Secondary Tax on Companies ("STC") at the flat rate of 10% in respect of the amount of dividends declared by the company less certain dividends which accrue to the company during its relevant "dividend cycle". However, it has been proposed in the 2007 Budget Review that STC levied on South African tax resident companies declaring dividends will be replaced by a dividend withholding tax levied on the shareholders at a rate of 10%. This change is proposed to be introduced in 2008 but is dependent on the re-negotiation of a number of double tax agreements by South Africa to ensure that South Africa has the right to impose withholding tax of at least 5%. See "Item 10—Additional Information—Taxation".

Significant Changes

        Except as otherwise disclosed in this Annual Report, no significant change has occurred in our financial position since September 30, 2007.

ITEM 9.    THE OFFER AND LISTING

Offer and Listing Details

        The table below sets forth, for the periods indicated, the high and low prices and the volume of trading activity in the shares on the JSE, as reported by the JSE, and the high and low prices and the volume of trading activity in the ADSs on the New York Stock Exchange ("NYSE"), as reported by the NYSE.

	Shares			ADSs
	High	Low	Trading Volume	High	Low	Trading Volume
	(SA cents per share)		(million)	($ per ADS)		(million)
Annual highs and lows
Fiscal 2007	14,150	9,425	246.9	19.84	12.48	49.8
Fiscal 2006	10,100	6,105	252.6	15.40	9.46	57.6
Fiscal 2005	9,550	5,780	264.7	15.50	9.14	83.6
Fiscal 2004	10,450	7,720	302.5	16.13	12.60	51.3
Fiscal 2003	12,950	8,550	245.8	14.52	10.30	48.3
Quarterly highs and low
2007
Fourth quarter	13,265	9,470	64.3	18.99	13.27	9.3
Third quarter	14,150	11,250	55.4	19.84	16.05	12.0
Second quarter	11,900	9,425	66.6	16.36	12.65	14.5
First quarter	12,000	9,601	60.6	17.08	12.48	14.0
2006
Fourth quarter	10,100	8,530	51.5	14.40	12.06	10.0
Third quarter	9,250	6,850	56.1	15.28	10.67	10.0
Second quarter	9,700	6,958	90.8	15.40	11.21	18.6
First quarter	8,050	6,105	54.2	11.90	9.46	19.0
Monthly highs and lows
2007
October	10,903	9,605	18.6	15.79	14.31	3.3
September	11,825	10,200	20.0	16.02	14.35	1.9
August	11,400	9,947	25.7	16.00	13.27	5.5
July	13,265	11,250	18.6	18.99	15.83	1.8
June	14,150	12,050	21.1	19.84	16.66	3.2
May	13,900	12,150	17.9	18.94	17.36	3.2

        On December 7, 2007, the closing price for our shares on the JSE was 9699 SA cents per share and the closing price of the ADSs on the NYSE was US$14.40 per ADS.

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

The JSE Limited

        The JSE Limited (JSE) was formed in 1887 and provides facilities for the buying and selling of a wide range of securities, including equity, corporate debt securities, warrants in respect of securities, as well as Krugerrands. The JSE is a self-regulatory organization operating under the supervision of the South African Ministry of Finance, through the Financial Services Board and its representative, the Registrar of Stock Exchanges.

        The market capitalization of South African equity securities was approximately US$618 billion as at September 30, 2007. The actual float available for public trading is significantly smaller than the aggregate market capitalization because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization at the end of the period) was 58% for the 12 months ended September 30, 2007. As of the end of September 2007, there were 263 listed companies on the JSE.

        Following the introduction of the FTSE/JSE free float indices, the FTSE/JSE All Share Index only includes those companies that constitute the top 99% of the market capitalization of the JSE. The three main sectors in the market are Resources, Financials and Industrials. As of September 30, 2007, the All Share Index included 160 companies. The Financial and Industrial Index and the Resources Index included 31 and 23 companies, respectively, and accounted for approximately 43% and 45%, respectively, of the total market capitalization of the JSE.

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

Directors

        In terms of the articles:

        At every annual general meeting of Sappi Limited, as near as possible to, but not less than one third of the Directors (excluding any Director appointed after the conclusion of the preceding annual general meeting, the Executive Chairman, the Chief Executive Officer and the Managing Director) are required to retire from office but are eligible for re-election. The Directors to retire are those who have been longest in office since their last election or, as between Directors who have been in office for an equal length of time since their last election and, in the absence of agreement, those determined by lot. Any Director who has held office for three years since his last election is also required to retire at such annual general meeting. In addition, the appointment of any Director appointed after the conclusion of the preceding annual general meeting will require to be confirmed at the next annual general meeting, failing which the appointment will cease.

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

        The remuneration of the Directors for their services as such shall be determined from time to time by a general meeting, save that in the discretion of the Board, there may in each year be paid out of the funds of Sappi Limited to, and divided among, the Directors who have held office during the year in respect of which the remuneration is to be paid, a sum, by way of remuneration for their services as Directors, not exceeding US$ 500 000 (five hundred thousand dollars), which remuneration shall be paid in such proportions as shall be determined by the Directors or a majority of them. If any Director is required to perform extra services or reside abroad or is otherwise specially occupied about Sappi Limited's business, he is entitled to receive remuneration to be fixed by the Directors (either in addition to, or in substitution for, the aforementioned remuneration). The Directors shall be paid all their traveling and other expenses properly and necessarily expended by them in and about the business of Sappi Limited.

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

        The Articles do not stipulate a retirement age for the directors but the Board has set a rule that Non-Executive Directors should retire at the end of the calendar year in which they turn 70. The retirement age of Executive Directors would depend on the terms of their particular conditions of employment.

        The Articles do not require that Directors need to hold any shares in Sappi Limited to qualify as Directors of Sappi Limited.

Secretary

        The Companies Act requires the directors of each public company to appoint a secretary who is permanently resident in South Africa, and who, in the opinion of the directors, has the requisite knowledge and experience to carry out the duties of a secretary of a public company.

Disclosure of Interest in Shares

        The Companies Act requires the disclosure of beneficial interests in the outstanding shares of a company. Where securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interest in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every calendar quarter, to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and class of securities issued by that issuer held on behalf of each such person. Moreover, an issuer of securities may, by notice in writing, require a person who is a registered shareholder of, or whom the issuer knows or has reasonable cause to believe to have a beneficial interest in, a security issued by the issuer, to confirm or deny whether or not such person holds that beneficial interest and, if the security is held for another person, the person to whom the request is made is obliged to disclose to the issuer the identity of the person on whose behalf a security is held. The addressee of the notice may also be required to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. All issuers of securities are obliged to establish and maintain a register of the disclosures described above and to publish in their annual financial statements a list of the persons who hold beneficial interests equal to or in excess of 5% of the total number of securities of that class issued by the issuer together with the extent of those beneficial interests.

Register of Members

        Sappi Limited keeps a register of Shareholders in South Africa and London, England. Sappi Limited may keep a branch share register in any foreign country, subject to the approval of the South African Reserve Bank.

Share Capital

        The authorized share capital of Sappi Limited consists of 325,000,000 ordinary shares with a par value R1.00 per share. All the ordinary shares in issue rank pari passu with each other and are fully paid and not subject to calls for additional payments of any kind. Trading in the ordinary shares in Sappi Limited has been dematerialized under the terms of the STRATE initiative of the JSE and the provisions of section 91A of the Companies Act relating to uncertified securities apply in respect of those shares which have been dematerialized.

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

        Sappi Limited in general meeting may not declare a dividend in excess of the amount recommended by the Board. All unclaimed dividends may be retained by Sappi Limited, invested or otherwise utilized by the Board for the benefit of Sappi Limited until claimed; provided that dividends unclaimed after a period of twelve years may be declared forfeited by the Board. Forfeited dividends revert to Sappi Limited and may be dealt with by the Directors as they deem fit.

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

        It is Sappi Limited's policy to declare dividends in US dollars and the Board may at the time of declaring a dividend make such regulations as it may think fit in regard to the payment in any currency and rate of exchange. For further information on our dividend policy, see "Item 8—Financial Information—Dividend Policy".

        Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the ordinary shares underlying the ADSs, subject to the terms of the Deposit Agreement. Cash dividends will be paid by the Depositary to holders of ADSs in accordance with the Deposit Agreement.

Voting Rights

        Subject to any rights or restrictions attached to any class of shares, every Shareholder present in person, by authorized representative or by proxy, will have, on a show of hands, one vote only and, in the case of a poll, every Shareholder present in person, by authorized representative or by proxy, will have that proportion of the total votes in Sappi Limited which the aggregate amount of the nominal value of the shares held by that Shareholder bears to the aggregate of the nominal value of all the shares issued by Sappi Limited and, accordingly, since there is currently only one class of issued shares, one vote for every share held by him.

Issue of Additional Shares and Pre-emption Rights

        Subject to the provisions of the Companies Act and the listings requirements of the JSE, Sappi Limited in a general meeting may issue, or may authorize the Board to issue, unissued shares.

        Holders of shares have no pre-emptive rights under the Articles. Under the listings requirements of the JSE, however, any unissued shares of Sappi Limited must first be offered to existing Shareholders pro rata to their holdings of shares unless these shares are issued for the acquisition of assets or a specific or general approval is granted to the Directors at any general meeting authorizing the issue of shares for cash. Whenever Sappi Limited wishes to sell for cash shares held as treasury stock by a subsidiary of Sappi Limited, such use must comply with the listings requirements as if such use was a new issue of shares for cash.

        Sappi Limited in general meeting may upon the recommendation of the Board resolve to capitalize all or any part of the amount of the undivided profits, reserves resulting from a sale or revaluation of assets of Sappi Limited or premium created on the issue of any shares or debentures and may apply such sums in paying up unissued shares of Sappi Limited to be issued as fully paid capitalization shares to Shareholders.

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

  •
  authorize any subsidiary of Sappi Limited to acquire shares in Sappi Limited.

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

        Notice under the Articles must be given or served on any Shareholder or Director, as the case may be, either by delivery, electronic mail, telefacsimile or by sending it through the post. Any notice to Shareholders must simultaneously be given to the secretary or other suitable official of any recognized stock exchange on which the shares of Sappi Limited are listed in accordance with the requirements of that stock exchange. Every such notice shall be deemed, unless the contrary is proved, to have been received, if it is delivered, on the date on which it is so delivered, if it is sent by post, on the day on which it is posted, if it is sent by electronic mail, on the day it was sent or, if it is sent by telefacsimile, on the day on which it was successfully transmitted.

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

Transfer of Shares

        All ordinary shares are free from any restriction under the Articles on the right to transfer. A Shareholder who holds his shares in dematerialized form will have an account with a Central Securities Depository Participant. Transfer of ownership of such shares will be effected by debiting the account from which transfer is effected and crediting the account to which transfer is effected. The transferor will be deemed to remain the holder of the shares until the name of the transferee is entered in the share register or relevant sub register of Sappi Limited in respect of these shares. Only Shareholders that have handed in their paper share certificates have an account with a Central Securities Depository Participant. Under the rules of the JSE Shareholders cannot sell their shares on the JSE until the shares have been dematerialized.

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

South African Corporate Laws Amendment Act

        The Corporate Laws Amendment Act (Act No. 24 of 2006) ("Amendment Act") was passed by the South African Parliament in October 2006 and was assented to on April 11, 2007. On November 23, 2007 the State President signed a proclamation for the commencement of the Amendment Act. Publication of such proclamation is expected sometime in December 2007. It is also expected that different sections of the Amendment Act will come into effect on different dates and that the amendment to section 38 of the existing Companies Act (Act No. 61 of 1973) ("the existing Companies Act") will come into effect on or near to the date of publication of the proclamation. Section 38 of the existing Companies Act provides that a company may not give financial assistance in regard to the purchase of shares in the company. The Amendment Act adds a new sub-section to section 38 of the existing Companies Act. The new sub-section provides that the prohibition of giving such financial assistance will not apply if certain financial requirements are met and if the terms of the assistance are sanctioned by a special resolution of the company's shareholders.

        The purpose of the Amendment Act is to amend the existing Companies Act to change certain definitions and insert new definitions; to make a distinction between widely held companies and limited interest companies; to limit the liability of various office bearers to that arising from gross negligence in relation to the performance of their functions; to make further provision relating to the use of electronic aids in the furnishing of information relating to companies; to broaden powers of delegation of the Minister of Industries, Commerce and Tourism; to provide for new ways of giving notice; to make further provision regarding financial assistance for the purchase of a company's shares; to eliminate certain formalities regarding the memorandum and articles; to allow the registrar to restore the registration of a company which has been deregistered in certain circumstances; to make further provision regarding matters to be stated in a prospectus; to change the requirements relating to the disposal of the undertaking of a company; to make new provision in respect of the disclosure of information; to make new provision for the appointment of auditors and audit committees; to provide anew in respect of financial statements; to make new provision regarding the Securities Regulation Panel; to make provision in respect of financial reporting standards; to establish and make further provision for a Financial Reporting Investigations Panel; to create an offence in respect of non-compliant financial reports; and to amend Schedule 4 by inserting definitions and amending other provisions relating to financial reporting.

South African Companies Amendment Bill

        A Bill which if passed by Parliament, assented to by the State President and proclaimed will effect further important changes to South African company law. The Bill has been published for comments and is expected to be tabled in Parliament early in 2008. It is not known whether the Bill will be approved by Parliament and if so when, whether the state President will assent to the Bill as passed and if so when or if passed and assented to when it will be promulgated.

        The purpose of the Bill is to provide for the incorporation, registration, capitalisation, organisation and management of for profit, and not for profit, companies; to define the relationships between companies and their respective shareholders or members and directors; to provide for equitable and efficient mergers, amalgamations and takeovers of companies, and for efficient rescue of failing companies; to provide appropriate legal redress for investors and third parties with respect to companies; to establish a Commission and a Takeover Regulation Panel to administer the requirements of the Act with respect to companies, and a Companies Ombud to facilitate alternative dispute resolution and to review decisions of the Commission and the Takeover Regulation Panel, and a Financial Reporting Standards Council to advise on requirements for financial record keeping and reporting by companies; to repeal the existing Companies Act and to provide for incidental matters.

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

        The functions of the audit committee include the duty to nominate an auditor for appointment by the board, to fix the terms of his/her engagement and to determine which non-audit services the auditor may provide to the company. The audit committee is also required to report on the company's internal accounting and audit procedures and deal with complaints in respect of its auditing procedures.

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

        The Bill establishes a further body, the Financial Reporting Investigations Panel, which will investigate alleged non-compliance with the Financial Reporting Standards and recommend "appropriate measures for rectification or restitution". Its report may, "if it is in the interests of users", be published in the news media and made available for inspection by the public.

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

Material Contracts

        On June 27, 2006 Sappi Manufacturing (Pty) Ltd ("Sappi Manufacturing") issued ZAR 1 billion (US$146 million) Senior Unsecured Fixed Rate Notes (the first tranche") under its ZAR 3 billion (US$437 million) Domestic Medium Term Note Program ("the Program") at a fixed interest rate of 9.34% payable semi-annually on December 27, and June 27, of each year, commencing on June 27, 2006. The securities issued under the first tranche mature on June 27, 2013. On September 25, 2007, Sappi Manufacturing issued a second tranche of ZAR 1 billion (US$146 million) Senior Unsecured Fixed Rate Notes ("the second tranche") under the Program at a fixed interest rate of 10.64%. The interest on the securities issued under the second tranche is payable semi-annually on April 14 and October 14 of each year, commencing on April 14, 2008. The securities issued under the second tranche mature on October 14, 2011. Sappi Manufacturing has also agreed to observe certain undertakings with respect to the securities including limitations on encumbrances (other than permitted encumbrances) over its assets. With regard to the second tranche only, should a change of control event (more than 50% of the voting rights of Sappi Manufacturing be acquired by any party other than a subsidiary of Sappi Limited) and a negative rating event (a downgrade of Sappi Manufacturing's national credit rating, currently at AA-, of below A-) occur, then the holders of the securities may within 60 days after the public announcement of the change of control having occurred, they can by way of an extraordinary resolution require the redemption of the notes. The securities, which are listed on the Bond Exchange of South Africa, were not registered under the United States Securities Act of 1933, as amended or any state securities laws. The securities were offered and sold outside the United States in accordance with Regulation S under the Securities Act, and were not offered and sold within the United States.

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

        The South African authorities have expressed a commitment to a phased liberalization of exchange controls and have relaxed certain exchange controls over recent years.

        Some of the more salient exchange control regulations regarding South African corporations are as follows:

  •
  South African corporations wishing to establish new approved foreign ventures are permitted to transfer funds abroad for this purpose. There is no limit to the amount of funds which may be transferred except that, the foreign investment may only be acquired and such funds may only be transferred abroad once Excon has approved the type of foreign investment, which it will only do if the foreign investment accords with its foreign investment criteria (applicable at the relevant time), and with regard to larger foreign investments Excon may require capital outflows to be staggered in order to manage the potential impact on the foreign exchange market. Excon approved investments no longer require the South African investor to exercise control (namely 50% plus one share) over the foreign investment but requires a material holding which Excon has set at 25%.

  •
  South African corporations which have been granted approval to transfer funds abroad for purposes of acquiring an approved foreign investment, are entitled to retain abroad foreign dividends which relate to the operation of the approved foreign investment and any foreign dividend which may have been repatriated to South Africa after 26 October 2004, may thereafter be transferred abroad again, at any time and for any purpose other than for purposes of a non-resident (which is directly or indirectly controlled by a South African resident) using such funds to reinvest into the South African market.

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

  •
  Controls on current account transactions, with the exception of certain discretionary expenses, have been abolished and are dealt with by authorized dealers in terms of the Exchange Control Rulings.

  •
  Authorized dealers in foreign exchange may, against the production of suitable documentary evidence, provide forward cover to South African residents in respect of fixed and ascertained foreign exchange commitments covering the movement of goods.

        It is not possible to predict whether existing exchange controls will be abolished, continued or modified by the South African Government in the future.

        For further information, see "Item 5—Operating and Financial Review and Prospects—Other Items-South African Exchange Controls".

Sales of Shares

        Under present South African exchange control regulations, the ordinary shares and ADSs of Sappi Limited are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. In addition, the proceeds from the sale of shares on the JSE on behalf of shareholders who are not residents of the Common Monetary Area are freely remittable to such shareholders (other than former residents of South Africa). Share holdings of non-residents must however be endorsed with the words "non-resident".

Dividends

        There is no restriction under South African exchange control regulations on the free transferability of cash dividends to shareholders or ADR holders who have never been resident in South Africa. Dividends declared to a former resident of South Africa out of capital gains, or out of income earned from normal trading activities prior to the date of emigration, must be placed to the credit of a blocked account with a South African authorized dealer in foreign exchange. Dividends declared out of income earned from normal trading activities subsequent to the date of emigration are, however, remittable. See "—Taxation" and "Item 8—Financial Information—Dividend Policy". South African Emigrants' blocked assets are to be unwound and such emigrants are entitled, on application to the South African Reserve Bank, and subject to an exiting schedule and an exit charge of 10% to exit such blocked assets from South Africa.

        It is our policy to declare cash dividends in US dollars. We declared a dividend (number 84) of 32 US cents for fiscal 2007. South African shareholders will be paid the Rand equivalent of the US dollar denominated declaration. Shareholders on the UK registry will be paid the UK pounds sterling equivalent of the US dollar denominated declaration and ADS holders will be paid in US dollars. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the Deposit Agreement. Subject to exceptions provided in the Deposit Agreement, cash dividends will be paid by the Depositary to holders of ADSs in accordance with the Deposit Agreement. The Depositary will charge holders of ADSs, to the extent applicable, taxes and other governmental charges and specified fees and other expenses, for any cash distributions made pursuant to the Deposit Agreement, other than distributions of cash dividends. See "Item 8—Financial Information—Dividend Policy".

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

General

        The discussion below is based on current legislation. A new Revenue Laws Amendment Bill ("the draft Bill") was recently released in draft form. The promulgation of the draft Bill as legislation may impact on what is stated below.

Basis of Income Taxation

        South Africa has a dual income tax system in terms of which residents are taxed on their worldwide income and non-residents are taxed on their South African source (or deemed source) income. Certain categories of income and activities are exempt from taxation.

        Residence, in the case of natural persons, is established either by being ordinarily resident in South Africa or by satisfying a physical presence test in terms of which they become residents by virtue of their being physically present in South Africa for certain prescribed periods of time. In the case of legal entities, residence is established by virtue of incorporation or formation, or having a place of effective management, in South Africa. Excluded from the definition of "resident" are persons or entities which are, in terms of double taxation agreements entered into by South Africa, deemed to be exclusively a resident of another country.

        A double taxation treaty between South Africa and the United States ("the Treaty") came into effect during 1997 and was promulgated under Government Notice R. 1721 (Government Gazette 18553) on December 15, 1997.

        Dividends received by or accruing to persons from South African tax resident companies are generally exempt from tax. The exemption does not, however, apply in the case of a dividend which constitutes or forms part of any consideration in respect of the disposal of shares to a South African registered company in terms of a share buy-back where those shares were held as trading stock.

Withholding Tax on Dividends

        Sappi Limited is not currently obliged to withhold any form of tax on dividends paid to non-residents of South Africa. However, it has been proposed in the 2007 Budget Review that the Secondary Tax on Companies ("STC"), levied on South African tax resident companies declaring dividends and described later, will be replaced by a dividend withholding tax levied on the shareholders at a rate of 10%. This change is proposed to be introduced in 2008, but is dependant on the renegotiation of a number of double tax agreements by South Africa to ensure that South Africa has the right to impose a withholding tax of at least 5%. The Treaty generally limits the withholding tax to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends and to 15% of the gross amount of the dividends in all other cases.

Secondary Tax on Companies ("STC")

        This tax is paid by South African companies at the flat rate of 12.5% (10% with effect from 1 October 2007) in respect of the amount of dividends declared less all dividends which accrued to them (but subject to certain exclusions) during its relevant "dividend cycle". "Dividend cycle" means the period commencing on the day following the date of accrual to a company's shareholders of the last dividend declared by that company and ending on the date on which the dividend in question accrues to the shareholder concerned. An excess of dividends accruing to a company over dividends paid may be carried forward to subsequent dividend cycles as an STC credit.

        The imposition of STC effectively means that a dual corporate tax system exists in South Africa comprising a normal income tax and STC. Liability for STC is determined independently from normal income tax. Accordingly, a company without a normal tax liability may have a liability for STC, and vice versa, and may be liable for both normal tax and STC. The nominal value of capitalization shares awarded to shareholders as part of the equity share capital of a company by transferring reserves or undistributed profits to the company's equity share capital do not incur STC and it has become common practice for listed South African companies to offer capitalization shares forming part of the equity share capital of a company in lieu of cash dividends. The capitalization shares must carry the right to participate to an unlimited extent in the dividends or capital of the company in order to constitute equity share capital. However, any amount transferred from reserves (excluding any share premium account not consisting of capitalized profits) or undistributed profits to the equity share capital of a company is, in principle, deemed to be profits available for distribution to shareholders and may constitute a dividend (i.e., be subject to STC) on a subsequent partial reduction or redemption of capital, or upon reconstruction or liquidation of the company. Capitalization shares which do not qualify as equity shares and are awarded by a transfer of reserves or undistributed profits (other than that portion of the share premium account not consisting of capitalized profits) are regarded as dividends and, as such, attract STC. Foreign dividends generally do not serve to reduce a company's STC liability.

Income Tax and Capital Gains Tax

        Profits derived from the sale of shares in a company will generally only be subject to income tax (at a corporate rate of 29% and a maximum individual rate of 40% based on a sliding scale) in South Africa if the seller carries on business in South Africa as a share dealer, and the profits are realized in the ordinary course of that business.

        Capital Gains Tax was introduced with effect from October 1, 2001 into the Income Tax Act 58 of 1962 by way of the incorporation of the Eighth Schedule therein ("Eighth Schedule"). In terms of the Eighth Schedule, all South African tax residents are liable to pay capital gains tax on the disposal of a capital asset. An asset is widely defined and includes assets that are movable, immovable, corporeal or incorporeal and rights or interests in such property, but excludes certain limited items.

        Non-residents of South Africa will not be subject to capital gains tax except in respect of the disposal of immovable property situated in South Africa (or any interest or right in such immovable property) and any assets attributable to a permanent establishment of that non-resident in South Africa. Profits derived from the sale of South African shares held by non-residents as long-term investments will generally not be subject to capital gains tax in South Africa. However, the sale of South African shares held by a non-resident will attract capital gains tax in the event that the shares comprise an asset of that non-resident's permanent establishment in South Africa, or if the non-resident shareholder (alone or together with any connected persons) holds more than 20% of the issued equity share capital of the South African company and more than 80% of the net asset value of that company is attributable to immovable property situated in South Africa. An American Depository Share will be regarded as an equity share for the purpose of Capital Gains Tax in South Africa.

        The Treaty only permits the imposition of South African tax on capital gains of a United States resident seller from the sale of shares where such shares constitute an equivalent interest to a United States real property interest, form part of the business property of a permanent establishment which the seller has in South Africa or pertain to a fixed base available to the seller in South Africa for the purpose of performing independent personal services.

        Companies will be liable to Capital Gains Tax on 50% of the net capital gain. At the current corporate tax rate of 29%, the effective tax rate on net capital gains will therefore be 14.5%. Natural persons are also entitled to an annual exclusion of R15,000 in respect of capital gains (R120,000 in the year of death). Natural persons are liable to Capital Gains Tax on 25% of the net capital gain, resulting in an effective tax rate of 10% at a maximum marginal rate of 40%.

Duty on the Shares

        On a subsequent change of beneficial ownership of the shares, South African uncertificated securities tax ("UST") is generally payable in respect of transactions involving de-materialized listed shares purchased from or through a member of a stock exchange or a depositary institution and stamp duty is generally payable for the registration of transfer of all other shares, both duties generally being payable at 0.25% of the higher of the consideration or the market value of the share concerned. South African stamp duty is payable regardless of whether the transfer is executed within or outside South Africa. There are certain exceptions to the payment of stamp duty where, for example, the instrument of transfer is executed outside South Africa and registration of transfer is effected in any branch register kept by the relevant company outside South Africa, subject to certain provisions set forth in the Stamp Duties Act of 1968.

        Transfers of ADSs will not attract South African duties. However, if shares are withdrawn from the deposit facility, or are acquired from the Depositary in exchange for ADSs representing the shares or the relevant Depositary Receipt is cancelled so that the underlying shares are sold, duties will become payable on the same basis and at the same rates set out above.

        In terms of draft legislation, it is proposed that UST and stamp duties be replaced by a securities transfer tax at the same rate with effect from 1 July 2008.

United States

Introduction

        This section, which represents the views of Cravath, Swaine & Moore LLP, our US counsel, summarizes the material US Federal income tax consequences to holders of our ordinary shares and ADSs as of the date of this Annual Report. The summary applies to you only if you hold our ordinary shares or ADSs, as applicable, as a capital asset for tax purposes (that is, for investment purposes). The summary does not cover US state or local or non-US law. This summary is based in part upon representations of the Depositary made to Sappi and the assumption that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms. In addition, this summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

  •
  a dealer in securities or currencies;

  •
  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

  •
  a bank;

  •
  a life insurance company;

  •
  a tax-exempt organization;

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

        Distributions.    The gross amount of any distribution (other than in liquidation), including the fair market value of all distributions of ordinary shares whenever a holder may elect to receive cash distributions in lieu of ordinary share distributions, that you receive with respect to our ordinary shares or ADSs (before reduction for South African income tax, if any, withheld from such distributions) generally will be included in your gross income on the day on which you, in the case where you own ordinary shares, or the Depositary, in the case where you own ADSs, receive the distribution. This distribution will be taxed to you as a dividend (that is, ordinary income) to the extent such distribution does not exceed our current or accumulated earnings and profits, as calculated for US Federal income tax purposes ("E&P"). Dividends received by an individual US holder during taxable years before 2011 will generally be taxed at a maximum rate of 15%, provided certain holding period requirements and other conditions are satisfied. Dividends received by an individual US holder for taxable years after 2010 will be subject to tax at ordinary income rates. To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our ordinary shares or ADSs, as applicable, and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such ordinary shares or ADSs). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our ordinary shares or ADSs, as applicable. See "—Sale or Other Disposition of Company Ordinary Shares and ADSs", below. Because we are not a US corporation, no dividends-received deduction will be allowed to a corporate US holder with respect to dividends paid by us.

        Distributions on the ordinary shares and ADSs are expected to be made by us in US dollars, to the extent necessary. In the event that distributions on the ordinary shares and ADSs are made by us in Rand, any dividends paid in Rand generally will be included in your gross income in a US dollar amount calculated by reference to the exchange rate in effect on the day you, in the case of ordinary shares, or the Depositary, in the case of ADSs, receive the dividend. It is anticipated that the Depositary will, in the ordinary course, convert Rand received by it as distributions on the ADSs into US dollars. To the extent that the Depositary does not convert the Rand into US dollars at the time that you are required to take the distribution into your gross income for US Federal income tax purposes, you may recognize foreign exchange gain or loss, taxable as ordinary income or loss, on the later conversion of the Rand into US dollars. The gain or loss recognized will generally be based upon the difference between the exchange rate in effect when the Rand are actually converted and the "spot" exchange rate in effect at the time the distribution is taken into account and any such gain or loss will generally be treated as United States source income for US foreign tax credit purposes.

        Dividends paid by us will generally be treated as foreign source income for US foreign tax credit limitation purposes. Subject to certain limitations, US holders may elect to claim a foreign tax credit against their US Federal income tax liability for South African tax withheld (if any) from dividends received in respect of our ordinary shares or ADSs, as applicable. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us in respect of our ordinary shares or ADSs, as applicable, generally will be "passive income" or, in the case of certain types of US holders, general income, and therefore any US tax imposed on these dividends cannot be offset by excess foreign tax credits that you may have from foreign source income not qualifying as "passive income" or "general income", respectively. Additional limitations on the credit apply to individual US holders receiving dividends if the dividends are eligible for the 15% maximum tax rate on dividends described above. US holders that do not elect to claim a foreign tax credit may instead claim a deduction for South African tax withheld (if any).

        Sale or Other Disposition of Company Ordinary Shares and ADSs.    Subject to the discussion of "passive foreign investment companies" below, generally speaking, in connection with the sale or other taxable disposition of our ordinary shares or ADSs, as applicable:

  •
  you will recognize gain or loss equal to the difference (if any) between:

  •
  the US dollar value of the amount realized on such sale or other taxable disposition; and

  •
  your adjusted tax basis in such ordinary shares or ADSs;

  •
  any gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for our ordinary shares or ADSs, as applicable, is more than one year at the time of such sale or other taxable disposition;

  •
  long-term capital gains recognized by individual US holders during taxable years before 2011 will generally be taxed at a maximum rate of 15%;

  •
  any gain or loss will generally be treated as having a United States source for United States foreign tax credit purposes; and

  •
  your ability to deduct capital losses (if any) is subject to limitations.

        If you are a cash basis US holder who receives foreign currency (e.g., Rand) in connection with a sale or other taxable disposition of our ordinary shares or ADSs, as applicable, the amount realized will be based on the US dollar value of the foreign currency received with respect to such ordinary shares or ADSs, as determined on the settlement date of such sale or other taxable disposition.

        If you are an accrual basis US holder, you may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of our ordinary shares or ADSs, as applicable, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. If you are an accrual basis US holder and do not elect to be treated as a cash basis taxpayer (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose, you may have a foreign currency gain or loss for US Federal income tax purposes because of differences between the US dollar value of the foreign currency received prevailing on the date of the sale or other taxable disposition of our ordinary shares or ADSs, as applicable, and the date of payment. Any such currency gain or loss generally will be treated as ordinary income or loss and would be in addition to gain or loss, if any, that you recognized on the sale or other taxable disposition of our ordinary shares or ADSs, as applicable.

        You may incur South African stamp duty or MST in connection with a subsequent registration of transfer of ordinary shares. See "—South Africa—Duty on the Shares". In such case, stamp duty or MST, as applicable will not be a creditable tax for US foreign tax credit purposes, but will be deductible. In the case of an individual US holder, such deduction will be subject to specified limits on the deductibility of investment expenses.

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

        Sale or Other Disposition of Company Ordinary Shares and ADSs.    If you are a non-US holder, you will not be subject to US Federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our ordinary shares or ADSs, as applicable, unless:

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

        Effectively connected gains realized by a non-US corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

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

  •
  fair value fluctuations on plantations;

  •
  credit risk;

  •
  commodity prices, affecting the cost of products; and

  •
  discount rates for post employment benefits.

        For a detailed description of these risks, see notes 1, 2, 11, 28, 29 and 31 to our Group annual financial statements included elsewhere in this Annual Report.

Commodity Price Risk

        The selling prices of the majority of products manufactured and purchase prices of many raw materials used generally fluctuate in line with commodity cycles. Prices of chemical cellulose generally follow those of paper pulp, although the cycle is generally less volatile. As a result, the sale of chemical cellulose also tends to act as a natural hedge for paper pulp. Our total pulp production capacity is over 100% of our total pulp requirements. However, there are differences between the types of pulp required in our paper making operations and the grades of pulp we produce, as well as regional differences. We are therefore a buyer as well as a seller of paper pulp. Other than maintaining a high level of pulp integration, no hedging techniques are applied. For a description of our level of pulp integration, see "Item 4—Information on the Company—The Pulp and Paper Industry—Pulp", "Item 4—Information on the Company—Sappi Fine Paper", "Item 4—Information on the Company—Supply Requirements" and "Item 5—Operating and Financial Review and Prospects—Markets". Despite our present relatively high level of pulp integration on a Group-wide basis, in the event of significant increases in the prices of pulp on a Group-wide basis, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

(a)   Disclosure Controls and Procedures

        As of the end of the period covered by this report (the "Evaluation Date") Sappi's management (with the participation of its Chief Executive Officer and Chief Financial Officer), conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, Sappi's Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, such disclosure controls and procedures (which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Sappi in the reports it files or submits under the Exchange Act is accumulated and communicated to Sappi's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure) were effective to provide reasonable assurance that information required to be disclosed by Sappi in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

(b)   Management's Report on Internal Control over Financial Reporting

        Management of Sappi, together with its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. Sappi's internal control over financial reporting is a process designed under the supervision of the chief executive and chief financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Sappi's financial statements for external reporting purposes in accordance with International Financial Reporting Standards.

        As of September, 2007, we conducted assessment of the effectiveness of Sappi's internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        Based on this assessment, we have determined that Sappi's internal control over annual financial reporting as of September 2007 is effective. We also determined that there were no material weaknesses as of this date.

(c)   Attestation report of the independent registered public accounting firm

        To the board of directors and shareholders of Sappi Limited:

        We have audited the internal controls over financial reporting of Sappi Limited and its subsidiaries (the "Company") to determine that the Company maintained effective internal control over financial reporting as of September 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway

Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 2007 of the Company and our report dated December 14, 2007 expressed an unqualified opinion on those financial statements and the related financial statement schedule included in Schedule 1 and included an explanatory paragraph relating to the nature and effect of differences between International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche

Per M J Comber
Partner
December 14, 2007

Deloitte & Touche—Registered Auditors
Buildings 1 and 2, Deloitte Place
The Woodlands Office Park, Woodlands Drive, Sandton
Johannesburg, South Africa

National Executive: GG Gelink Chief Executive    AE Swiegers Chief Operating Officer
GM Pinnock Audit    DL Kennedy Tax    L Geeringh Consulting    L Bam Strategy
CR Beukman Finance    TJ Brown Clients & Markets
NT Mtoba Chairman of the Board    J Rhynes Deputy Chairman of the Board

        A full list of partners and directors is available on request.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        The Board has determined that Dr Deenadayalen Konar qualifies as an audit committee financial expert on the Audit Committee of Sappi Limited. The Board determined that Dr Konar acquired the required attributes by way of education, practical experience, practice as a registered accountant and auditor, and participation as a member of the audit committees of significant entities that have applied International Financial Reporting Standards. See Item 6 for a description of Dr Konar's background and relevant experience. Dr Konar is an independent Non-Executive Director of Sappi.

ITEM 16B. CODE OF ETHICS

        We have adopted the Sappi Code of Ethics (the "Code") that applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer and Group Financial Manager (such officers, collectively, the "senior officers"). The Code, as it applies to our senior officers, is complemented by a Corporate Compliance Policy adopted by our Board of Directors regarding Ethics Guidelines for Senior Officers (the "Senior Officer Corporate Compliance Policy"). We believe the Code, as supplemented by our Senior Officer Corporate Compliance Policy, constitutes a "code of ethics" as defined in Item 16B of Form 20-F.

        We have filed a copy of the Code and the Senior Officer Corporate Compliance Policy as an exhibit.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Principal independent auditor fees paid for the year ended September 2007 and 2006 were as follows:

	2007	2006
	(US$ million)
Audit-fees(1)	4	5
Audit-related fees	1	2

Sub-total	5	7
Tax services(2)	2	2
All other fees	—	—

	7	9

(1)
Audit-fees consist of assurance and related services that are reasonably related to the performance of the audit or review of the Group's financial statements.

(2)
These are fees for professional services performed by Deloitte & Touche with respect to tax compliance, tax advice and tax planning. This includes advice on tax aspects of Group acquisitions, disposals, reorganizations, and financing, as well as analysis of the impact on the Group for changes to tax laws in various countries.

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

        During the 2007 fiscal year no Sappi Limited share repurchases were made.

        Sappi stated its intention, on November 9, 2000, to acquire Sappi shares through a wholly owned Sappi subsidiary, subject to applicable stock exchange and legal limitations. Sappi has been given approval at its annual general meetings of shareholders, including the meetings held on March 5, 2007 and March 6, 2006, to purchase its shares up to a maximum of 10% of the issued ordinary share capital in any one financial year. The general authority is subject to the Listings Requirements of the JSE Limited and the Companies Act No. 61 of 1973 of South Africa, as amended, and is granted until the next annual general meeting. Some of the repurchased shares, have been, and will continue to be, utilized to meet the requirements of the Sappi Limited Share Incentive Trust and the Sappi Limited Performance Share Incentive Trust from time to time.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Sappi Limited is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

ITEM 18.    FINANCIAL STATEMENTS

        The Group annual financial statements and schedules together with the Report of the Independent Auditors are included as the "F" pages to this Annual Report.

ITEM 19.    EXHIBITS

1.1	Memorandum and Articles of Association of Sappi Limited, as amended and restated on March 4, 1999.*
1.2	Special Resolution of Sappi Limited dated March 2, 2000 pursuant to the South African Companies Act effecting certain amendments to the Articles of Association of Sappi Limited.*
2.1	Specimen Ordinary Share Certificate, incorporated by reference to Exhibit 2.1 to the Registration Statement on Form 20-F of Sappi Limited.*
2.2	Amended and Restated Deposit Agreement among Sappi Limited, The Bank of New York, as depositary, and the Owners from time to time of American Depositary Receipts dated October 26, 1999.*
2.3	Form of American Depositary Receipt (included in Exhibit 2.2).
2.6	Long-term debt instruments not exceeding 10% of our total assets. Sappi Limited undertakes to provide the Securities and Exchange Commission with copies upon request.
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
4.13
Multi-Currency Revolving Credit Facility, dated June 29, 2005, among Sappi Papier Holding GmbH ("SPH"), Sappi International S.A. ("SISA") and Sappi Trading Pulp AG as borrowers and BNP Paribas, J P Morgan PLC, SG Corporate and Investment Banking, as mandated lead arrangers and the additional financial institutions named therein, incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 20, 2005.

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
7.1
An explanation of other ratios and definitions used in this Annual Report, incorporated by reference to note 2 of the notes to the Group annual financial statements included elsewhere in this Annual Report.
8.1	List of significant subsidiaries, incorporated by reference to "Item 4—Information on the Company-Organizational Structure" included elsewhere in this Annual Report.
11.1
Sappi Limited-Corporate Compliance Policies-Ethics Code Guidelines for Senior Officers, incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 19, 2003.
12.1	Certification of Roeloff Jacobus Boëttger, Chief Executive Officer of Sappi Limited pursuant to Exchange Act Rule 13a-14(a).*
12.2	Certification of Mark Richard Thompson, Chief Financial Officer of Sappi Limited pursuant to Exchange Act Rule 13a-14(a).*
13.1
Certification of Roeloff Jacobus Boëttger, Chief Executive Officer of Sappi Limited and Mark Richard Thompson, Chief Financial Officer of Sappi Limited pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of independent registered public accounting firm.*

*
Filed herewith

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAPPI LIMITED
By:	/s/ ROELOFF BOËTTGER	By:	/s/ MARK THOMPSON
	Name: Roeloff Boëttger Title: Chief Executive Officer		Name: Mark Thompson Title: Chief Financial Officer

Date: December 14, 2007

SAPPI

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Sappi Limited:

        We have audited the accompanying consolidated balance sheets of Sappi Limited and subsidiaries (the "Company") as of September 2007 and 2006 and the related consolidated statements of income, recognised income and expense and cash flows for each of the three years in the period ended September 2007 and related financial statement schedule included in Schedule 1. These financial statements and related financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Sappi Limited and its subsidiaries at September 2007 and 2006 and the results of their operations and cash flows for each of the three years in the period ended September 2007 in conformity with the English language version of International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated December 14, 2007, expressed an unqualified opinion on the Company's internal control over financial reporting.

        International Financial Reporting Standards vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 35 to the consolidated financial statements.

Deloitte & Touche

Per M J Comber
Partner
December 14, 2007

Deloitte & Touche—Registered Auditors
Buildings 1 and 2, Deloitte Place
The Woodlands Office Park, Woodlands Drive, Sandton
Johannesburg, South Africa

National Executive: GG Gelink Chief Executive AE Swiegers Chief Operating Officer
GM Pinnock Audit DL Kennedy Tax L Geeringh Consulting L Bam Strategy  CR Beukman Finance
TJ Brown Clients & Markets NT Mtoba Chairman of the Board J Rhynes Deputy Chairman of the Board

A full list of partners and directors is available on request

SAPPI

GROUP INCOME STATEMENT

for the year ended September 2007

	note	2007	2006	2005
		US$ million
Sales		5,304	4,941	5,018
Cost of sales	4	4,591	4,419	4,507

Gross profit		713	522	511
Selling, general and administrative expenses	4	362	367	363
Share of (profit) loss from associates and joint ventures		(10)	1	(2)
Other operating (income) expenses		(22)	29	259

Operating profit (loss)	4	383	125	(109)
Net finance costs	5	134	130	80

Finance costs		173	162	161
Finance revenue		(21)	(26)	(36)
Finance cost capitalised		(14)	(2)	(1)
Net foreign exchange gains		(13)	(7)	(5)
Net fair value loss (gain) on financial instruments		9	3	(39)

Profit (loss) before taxation		249	(5)	(189)
Taxation charge (benefit)	6	47	(1)	(5)

Profit (loss) for the year		202	(4)	(184)

Weighted average number of ordinary shares in issue (millions)		227.8	226.2	225.8
Basic earnings (loss) per share (US cents)	7	89	(2)	(81)
Diluted earnings (loss) per share (US cents)	7	88	(2)	(81)
Dividends per share (US cents)—declared after year-end	8	32	30	30

SAPPI

GROUP BALANCE SHEET

at September 2007

	note	2007	2006
		US$ million
Assets
Non-current assets		4,608	3,997

Property, plant and equipment	10	3,491	3,129
Plantations	11	636	520
Deferred tax assets	12	60	74
Goodwill and intangible assets	13	7	8
Joint ventures and associates	14	112	103
Other non-current assets	15	165	61
Derivative financial instruments	31	137	102

Current assets		1,736	1,500

Inventories	16	712	699
Trade and other receivables	17	653	573
Derivative financial instruments	31	7	4
Cash and cash equivalents		364	224

Assets held for sale	9	—	20

Total assets		6,344	5,517

Equity and liabilities
Shareholders' equity		1,816	1,386

Ordinary share capital and share premium	18,19	825	715
Non-distributable reserves	19,20	114	109
Foreign currency translation reserve	19	9	(33)
Retained earnings	19	868	595

Non-current liabilities		2,612	2,465

Interest-bearing borrowings	21	1,828	1,634
Deferred tax liabilities	12	385	336
Derivative financial instruments	31	15	23
Other non-current liabilities	22	384	472

Commitments and contingencies	26,27	—	—
Current liabilities		1,916	1,666

Interest-bearing borrowings	21	771	694
Overdraft		22	9
Derivative financial instruments	31	28	14
Trade and other payables		952	803
Taxation payable		125	101
Provisions	23	18	45

Total equity and liabilities		6,344	5,517

SAPPI

GROUP CASH FLOW STATEMENT

for the year ended September 2007

	note	2007	2006*	2005
		US$ million
Cash retained from operating activities*		388	160	301

Cash generated from operations	24.1	585	396	569
• Decrease (increase) in working capital	24.2	60	(17)	(30)

Cash generated from operating activities		645	379	539
• Finance costs paid	24.3	(183)	(164)	(162)
• Finance revenue received		21	26	35
• Taxation paid	24.4	(27)	(13)	(43)

Cash available from operating activities		456	228	369
• Dividends paid		(68)	(68)	(68)

Cash utilised in investing activities*		(364)	(287)	(379)

Investment to maintain operations		(38)	(144)	(268)
• Replacement of non-current assets	24.5	(116)	(160)	(183)
• Proceeds on disposal of non-current assets	24.6	50	4	5
• Decrease (increase) in other non-current assets		28	12	(90)

Investment to expand operations		(326)	(143)	(111)

• Additions of non-current assets		(326)	(143)	(111)

Cash effects of financing activities		98	(21)	(37)

Proceeds from interest-bearing borrowings		806	925	1,361
Repayment of interest-bearing borrowings		(719)	(793)	(1,526)
Increase (decrease) in bank overdrafts		11	(153)	156

Net movement in cash and cash equivalents		122	(148)	(115)
Cash and cash equivalents at beginning of year		224	367	484
Translation effects		18	5	(2)

Cash and cash equivalents at end of year	24.7	364	224	367

Reclassification

*
Cash outflows relating to contributions to post employment benefit funds of US$68 million in 2006, previously separately reflected in cash utilised in investing activities, have been included in cash retained from operating activites. Refer to note 2.7.

SAPPI

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the year ended September 2007

	2007	2006	2005
	US$ million
Pension fund asset recognised (not recognised)	45	(43)	(6)
Actuarial gains (losses) on pension and other post-employment benefit liabilities	101	100	(56)
Fair value adjustment on available for sale financial instruments	1	—	—
Deferred taxation on above items	(52)	(19)	11
Valuation allowance against deferred tax assets and actuarial gains recognised	31	9	(62)
Exchange differences on translation of foreign operations	151	(189)	8

Net income (expense) recorded directly in equity	277	(142)	(105)
Profit (loss) for the period	202	(4)	(184)

Total recognised income (expense) for the period	479	(146)	(289)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS

for the year ended September 2007

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

        The group is composed of its Sappi Fine Paper and Sappi Forest Products business units. Sappi Fine Paper has manufacturing and marketing facilities in North America, Europe, southern Africa and Asia and produces mainly high quality branded coated fine paper. It also manufactures uncoated graphic and business paper, coated and uncoated speciality paper, and casting release paper used in the manufacture of artificial leather and textured polyurethane applications. Sappi Forest Products, based in southern Africa, produces commodity paper products, pulp, chemical cellulose and forest and timber products for southern Africa and export markets. The group operates a trading network called Sappi Trading for the international marketing and distribution of chemical cellulose and market pulp throughout the world and of the group's other products in areas outside our core operating regions of North America, Europe and southern Africa. All sales and costs associated with Sappi Trading are allocated to our two reporting segments.

2.     ACCOUNTING POLICIES

        The following principal accounting policies have been consistently applied in dealing with items that are considered material in relation to the Sappi Limited group financial statements.

2.1 Definition of terms

        Associate    An entity, other than a subsidiary or joint venture, over which the group has significant influence over financial and operating policies.

        Company    A legal business entity registered in terms of the applicable legislation of that country.

        Entity    Sappi Limited, a subsidiary, joint venture or associate.

        Foreign operation    An entity whose activities are based or conducted in a country other than that of the reporting entity (Sappi Limited).

        Group    The group comprises Sappi Limited, its subsidiaries and its interest in joint ventures and associates.

        Joint venture    An economic activity over which the group exercises joint control established under a contractual arrangement.

        Operation    A component of the group:

  •
  that represents a separate major line of business or geographical area of operation; and

  •
  is distinguished separately for financial and operating purposes.

        Subsidiary    An entity, including an unincorporated entity, that is controlled by the group.

General accounting terms (unless otherwise indicated)

        Acquisition date    The date on which control in respect of subsidiaries, joint control in joint ventures and significant influence in associates commences.

        Basic earnings per share    Net profit for the year divided by the weighted average number of shares in issue during the year.

        Commissioning date    The date that an item of property, plant and equipment, whether acquired or constructed, is brought into use.

        Consolidated group    The financial results of the group.

        Control    The ability, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain economic benefit from its activities. When assessing the ability to control an entity, the existence and effect of potential voting rights that are presently exercisable or convertible are taken into account.

        Diluted earnings per share is calculated by assuming conversion or exercise of all potentially dilutive shares, share options and share awards.

        Discount rate    The rate used for purposes of determining discounted cash flows. This pre-tax interest rate reflects the current market assessment of the time value of money. In determining the cash flows the risks specific to the asset or liability are taken into account in determining those cash flows and are not included in determining the discount rate.

        Disposal date    The date on which control in respect of subsidiaries, joint control in joint ventures and significant influence in associates ceases.

        Fair value    The value for which an asset could be exchanged or a liability settled in a market related transaction.

        Financial results    Comprise the financial position (assets, liabilities and equity), results of operations (revenue and expenses) and cash flows of an entity and of the group.

        Functional currency    The currency of the primary economic environment in which the entity operates.

        Long-term    A period longer than twelve months from balance sheet date.

        Presentation currency    The currency in which financial results of an entity are presented.

        Qualifying asset    An asset that necessarily takes a substantial period (normally in excess of six months) of time to get ready for its intended use.

        Recoverable amount    The amount that reflects the greater of the net selling price and the value in use that can be attributed to an asset as a result of its ongoing use by the entity. In determining the value in use, expected future cash flows are discounted to their present values using the discount rate.

        Related party    Parties are considered to be related if one party directly or indirectly has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions or is a member of the key management of Sappi Limited.

        Share-based payment    A transaction in which Sappi Limited issues shares or share options to group employees as compensation for services rendered.

        Significant influence    The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decisions of an entity so as to obtain economic benefit from its activities.

        Weighted average number of shares in issue    The weighted average number of ordinary shares in issue during the period is the number of ordinary shares outstanding at the beginning of the period, adjusted by the number of ordinary shares bought back or issued during the period multiplied by a time-weighting factor.

Financial instrument terms

        Amortised cost    Financial assets and liabilities measured at amortised cost are measured at fair value on initial recognition, plus or minus the cumulative amortisation using the effective interest rate method of any difference between that initial amount and the maturity amount, less any cumulative impairment losses.

        Available-for-sale financial asset    A financial asset that has been designated as available for sale or a financial asset other than those classified as loans and receivables, held-to-maturity investments or derivative instruments.

        An investment intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, is classified as a non-current available-for-sale financial asset.

        Cash and cash equivalents    The company considers all highly liquid investments with less than three months maturity from the date of acquisition to be cash equivalents. Cash and cash equivalents are measured at cost.

        Cash flow hedge    A hedge of the exposure to variability in cash flows, that is attributable to a particular risk associated with a recognized asset or liability (such as all or some future interest payments on variable rate debt) or a forecasted transaction that could affect profit or loss.

        Derivative instrument    A financial instrument:

  •
  whose value changes in response to movements in a specified interest rate, commodity price, foreign exchange rate or similar variable;

  •
  that requires minimal initial net investment; and

  •
  whose terms require or permit net settlement at a future date.

        Effective interest rate    The derived rate that discounts the expected future cash flows to the current net carrying amount of the financial asset or financial liability.

        Equity instrument    Any financial instrument (including investments) that evidences a residual interest in the assets of an enterprise after deducting all of its liabilities.

        Fair value hedge    A hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect profit or loss.

        Financial asset    Cash or cash equivalents, a right to receive cash, an equity instrument or a right to exchange a financial instrument under favourable conditions.

        Financial instrument    Financial instruments are any contracts that give rise to a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

        Financial liability    A contractual obligation to pay cash or transfer other benefits or an obligation to exchange a financial instrument under unfavourable conditions. This includes debt.

        Held-to-maturity financial asset    A financial asset with a fixed maturity and fixed or determinable future payments, that management has the positive intent and ability to hold to maturity.

        The financial asset is classified as a non-current asset, except when it has a maturity within twelve months from the balance sheet date, in which case it is classified as a current asset.

        Loans and receivables    A financial asset with fixed or determinable repayment terms that are not quoted in an active market, other than:

  •
  a derivative instrument; or

  •
  a financial asset classified as available-for-sale.

        Monetary asset    An asset which will be settled in a fixed or determinable amount of money.

        Monetary liability    A liability which will be settled in a fixed or determinable amount of money.

        Non-montary asset    An asset which is not a monetary asset.

        Non-monetary liability    A liability which is not a monetary liability.

        Transaction date    The date an entity commits itself to purchase or sell a financial instrument.

2.2 Basis of preparation

        The group's consolidated financial statements have been prepared in accordance with the English language version of the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB, and the requirements of the South African Companies Act of 1973.

        The financial statements are presented in United States Dollars (US$) and are rounded to the nearest million dollars. US$ is the presentation currency of the group because the majority of the group's revenue is denominated in US$ and it is the currency in which the pulp and paper industry is commonly measured.

        The financial statements are prepared on the historical-cost basis, except for certain financial assets and liabilities and plantations (refer 2.3.13) that are stated at their fair value.

        Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

        The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements by all the group entities.

(i) Fiscal year

        The group's financial year end is on the Sunday closest to the last day of September.

        Accordingly the last three financial years ended as follows:-

  •
  30 September 2007 ("year ended September 2007") (52 weeks)

  •
  01 October 2006 ("year ended September 2006") (52 weeks)

  •
  02 October 2005 ("year ended September 2005") (53 weeks)

        The financial years commenced as follows:

  •
  02 October 2006 ("October 2006")

  •
  03 October 2005 ("October 2005")

  •
  27 September 2004 ("October 2004")

(ii) Underlying concepts

        The financial statements are prepared on the going concern basis.

        Assets and liabilities and income and expenses are not offset in the income statement or balance sheet unless specifically permitted by an accounting standard or interpretation.

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

2.3 Accounting policies

2.3.1 Foreign currencies

(i) Foreign currency transactions

        Transactions in foreign currencies are converted into the functional currency of the group's individual operations at the rate of exchange ruling at the date of such transactions.

        Monetary assets and liabilities in foreign currencies are translated into the functional currency of the group at rates of exchange ruling at the reporting date. Non-monetary assets (plantations) denominated in foreign currencies that are stated at fair value are translated into the functional currency of the group at foreign exchange rates ruling at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are stated at cost are converted into the functional currency of the group at the rate of exchange ruling at the date of initial recognition and are not subsequently retranslated.

        Exchange gains and losses on the translation and settlement of foreign currency monetary assets and liabilities during the period are recognised in the income statement in the period in which they arise.

(ii) Investments in foreign operations

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

        The functional currency of the European business is EURO, the southern Africa business is ZAR and the North American business is US Dollars. Other minor companies in the group may have different functional currencies depending on the business environment in which they operate.

        Goodwill and fair value adjustments arising on the acquisition of a non-dollar functional currency entity are treated as assets and liabilities of the entity and are translated at the closing rate.

        The group used the following exchange rates for financial reporting purposes:

	Rate at
	Sep 07	Sep 06	Sep 05
ZAR to one US$	6.8713	7.7738	6.3656
GBP to one US$	0.4885	0.5340	0.5669
EUR to one US$	0.7007	0.7891	0.8313

	Average annual rate
	Sep 07	Sep 06	Sep 05
ZAR to one US$	7.1741	6.6039	6.2418
GBP to one US$	0.5072	0.5560	0.5435
EUR to one US$	0.7499	0.8120	0.7900

2.3.2 Group accounting

(i) Subsidiary undertakings and special-purpose entities

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

(ii) Associates

        The results and assets and liabilities of associates are incorporated in the group's financial statements using the equity method of accounting. The share of the associates' retained income, which is the profit after tax, is determined from their latest financial statements. The carrying amount of such investments is reduced to recognise any impairment in the value of individual investments. When the group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil, inclusive of any debt outstanding, and recognition of further losses is discontinued, except to the extent that the group has incurred or guaranteed obligations in respect of the associate.

        Where an entity within the group transacts with an associate of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate.

        Investments in associates held with the intention of disposing thereof within 12 months are accounted for as non-current assets held for sale.

(iii) Joint ventures

        Joint ventures are included in the group's financial statements using the equity method of accounting. The carrying amount of such investments is reduced to recognise any impairment in the value of individual investments.

        Where an entity within the group transacts with a joint venture of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the joint venture. When the group's share of losses exceeds the carrying amount of the joint venture, the carrying amount is reduced to nil and recognition of further losses is discontinued, except to the extent that the group has incurred losses or guaranteed obligations in respect of the joint venture. Investments in joint ventures held with the intention of disposing thereof within 12 months are accounted for as non-current assets held for sale.

(iv) Goodwill

        All business combinations are accounted for by applying the purchase method of accounting. At acquisition date the group recognises the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria at their respective fair values. The cost of a business combination is the fair value of the purchase consideration due at date of acquisition plus any directly attributable transaction costs. Any contingent purchase consideration is recognised to the extent that it is probable and can be measured reliably. Any excess between the cost of the business combination and the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognised as goodwill in the balance sheet. Goodwill is adjusted for any subsequent remeasurement of contingent purchase consideration.

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

        In assessing value-in-use, the expected future cash flows from the CGU are discounted to their present value using a pre-tax discount rate.

        Impairment losses relating to goodwill are not reversed.

        On the disposal of a subsidiary, the attributable amount of goodwill is included in the determination of profit or loss on disposal.

2.3.3 Environmental expenditures and liabilities

        Environmental expenditure that pertains to current operations or relates to future revenues are expensed or capitalised, consistent with the company's capitalisation policy. Expenditures that result from the remediation of an existing condition caused by past operations, and do not contribute to current or future revenues, are recognised in profit and loss for the period.

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

2.3.4 Financial instruments

        Items which are treated under other accounting standards are not treated as financial instruments, under IAS 32 and IAS 39.

(i) Initial recognition

        Financial instruments are recognised on the balance sheet when the group becomes a party to the contractual provisions of a financial instrument. All purchases of financial assets that require delivery within the time frame established by regulation or market convention ('regular way' purchases) are recognised at transaction date.

(ii) Initial measurement

        All financial instruments are initially recognised at fair value plus transaction costs that are incremental to the group and directly attributable to the acquisition or issue of the financial asset or financial liability except for those classified as 'fair value through profit and loss'.

        Financial instruments carried at fair value through profit and loss are measured at fair value on transaction date. All transaction costs are immediately written off in the income statement.

(iii) Subsequent measurement

        Subsequent to initial measurement, financial instruments are either measured at fair value or amortised cost, depending on their classification:

  •
  Financial assets and financial liabilities at fair value through profit or loss

        Financial instruments at fair value through profit or loss consist of items classified as held for trading.

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

        The group does not presently have any held to maturity financial assets.

  •
  Loans and receivables

        Loans and receivables are carried at amortised cost, with interest revenue recognised in profit and loss for the period. The majority of the group's receivables are included in the loans and receivables category.

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

(v) Derecognition

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

        A financial liability is derecognised when and only when the liability is extinguished, i.e. when the obligation specified in the contract is discharged, cancelled or has expired.

        The difference between the carrying amount of a financial asset or financial liability (or part thereof) that is derecognised and the consideration paid or received, including any non-cash assets transferred or liabilities assumed, is recognised in selling, general and administration in profit and loss for the period.

(vi) Impairment of financial assets

        An impairment is recognised when there is evidence that the group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the impairment is charged to the income statement.

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

(vii) Hedge accounting

        Hedge accounting recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item.

        Hedging relationships are of three types:

  •
  Fair value hedges

        If a fair value hedge meets the conditions for hedge accounting, any gain or loss on the hedged item attributable to the hedged risk is included in the carrying amount of the hedged item and recognised in profit or loss. The changes in the fair value of the hedging instrument and the hedged item is recognised in net finance costs in profit or loss.

  •
  Cash flow hedges

        The group does not currently apply cash flow hedge accounting.

  •
  Hedge of a net investment in a foreign operation

        The group does not currently have any hedges of net investments in foreign operations.

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

(viii) Offsetting financial instruments and related income

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

(ix) Interest income and expense

        Interest income and expense are recognised in profit or loss using the effective interest rate method taking into account the expected timing and amount of cash flows.

(x) Other

        Dividends from investments and gains or losses on the sale of investments are recognised in profit or loss when the amount of revenue from the transaction or service can be measured reliably, it is probable that the economic benefits of the transaction or service will flow to the group and the costs associated with the transaction or service can be measured reliably. Dividends receivable are included separately in dividend income, within finance income, when a dividend is declared.

2.3.5 Government grants

        Government grants are recognised in income over the periods necessary to match them with the related costs which they are intended to compensate.

        Government grants related to assets are recognised by deducting the grant from the carrying amount of the related asset.

2.3.6 Intangible assets

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

Patents

        Patents acquired are capitalised and amortised on a straight line basis over their estimated useful lives, which is on average ten years.

2.3.7 Impairment of assets other than goodwill and financial instruments

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

        In assessing value-in-use, the expected future cash flows from the asset are discounted to their present value using a discount rate as defined on page F-8.

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

2.3.8 Inventories

        Inventories are assets held-for-sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

        Inventories are stated at the lower of cost or net realisable value. Cost includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion, distribution and selling.

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

2.3.9 Leases

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

        Capitalised leased assets are depreciated on a consisent basis as those with owned assets except where the transfer of ownership is uncertain at the end of the lease period in which case they are depreciated on a straight line basis over the shorter of the lease period and the expected useful life of the asset.

        Leases in respect of which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. These leases are mainly for the use of premises and certain office equipment. Payments made under operating leases (net of any incentives received from the lessor) are charged to income on a straight line basis over the term of the lease. When another systematic basis is more representative of the time pattern of the user's benefit, then that method is used.

(ii) Recognition of lease of land

        Leases of land and buildings are classified as operating or finance leases in the same way as leases of other assets.

        However, when a single lease covers both land and a building, the minimum lease payments at the inception of the lease (including any upfront payments) are allocated between the land and the building in proportion to the relative fair values of the respective leasehold interests. Any upfront premium allocated to the land element that is normally classified as an operating lease represents prepaid lease payments. These payments are amortised over the lease term in accordance with the time pattern of benefits provided. If the lease payments cannot be allocated reliably between these two elements, the entire lease is classified as a finance lease, unless it is clear that both elements are operating leases.

2.3.10 Non-current assets held for sale and discontinued operations

        Non-current assets (or disposal groups) are classified as held for sale when their carrying value will be recovered principally through sale within 12 months rather than use. Non-current assets held for sale are measured at the lower of carrying amount and fair value less cost to sell and are not depreciated.

        A discontinued operation is a clearly distinguishable component of the group's business that has been disposed of or is held for sale within 12 months of initial identification, which:

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

2.3.11 Provisions

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

  •
  A provision for restructuring is recognised only if the group has created a detailed formal plan and raised a valid expectation, among those parties directly affected, that the plan will be carried out, either by having begun implementation or by publicly announcing the plan's main features. Future operating costs or losses are not provided for.

2.3.12 Pension plans and other post-retirement benefits

(i) Post-employment benefits—pensions

        Defined-benefit and defined-contribution plans have been established for eligible employees of the group, with the assets held in separate trustee-administered funds.

        The projected unit credit method is used in determining the present value of the defined benefit obligation and related current service cost. The current service cost in respect of defined benefit plans is recognised as an expense in profit or loss in the current period.

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

        The group's policy is to recognise actuarial gains and losses, which can arise from differences between expected and actual outcomes or changes in actuarial assumptions, these are recognised immediately in the consolidated statement of recognised income and expense. Any increase in the present value of plan liabilities expected to arise from employee service during the period is charged to operating profit. The expected return on plan assets and the expected increase during the period in the present value of plan liabilities are included in investment income and interest expense.

        Gains or losses on the curtailment or settlement of a defined benefit plan are recognised in the income statement when the group is demonstrably committed to the curtailment or settlement. Past service costs are recognised immediately to the extent that the benefits are already vested, and otherwise are amortised on a straight-line basis over the vesting period of those benefits.

        The effects of plan amendments in respect of retired employees in defined benefit plans are measured at the present value of the effect of the amendments and are recognised as an expense or income in profit or loss for the peiod. The amount recognised in the balance sheet represents the present value of the defined benefit obligation adjusted for unrecognised past service costs, reduced by the fair value of the plan assets.

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

(iii) Workmen's compensation insurance

        Sappi Fine Paper North America has a combination of self-insured and insured workers' compensation programs. The self-insurance claim liability for workers' compensation is based on claims reported and actuarial estimates of adverse developments and claims incurred but not reported.

2.3.13 Plantations

        Plantations are stated at fair value less estimated cost to sell at the harvesting stage. Fair value is determined using the present value of expected future cashflows for immature timber and the standing value method for mature timber. The age threshold used for quantifying immature timber is dependent on the rotation period of the specific timber genus which varies between eight to eighteen years. In the southern African region softwood less than eight years and hardwood less than five years is classified as immature timber. All changes in fair value are recognised in the period in which they arise.

        The fair value of immature timber is the present value of the expected future cashflows taking into account, unadjusted current market prices, estimated projected growth over the rotation period for the existing immature timber volumes in metric ton, cost of delivery and estimated maintenance costs up to the timber becoming mature. The discount rate used is the applicable pre-tax weighted average cost of capital of the business unit. The standing value for mature timber is based on unadjusted current market prices and estimated timber volumes in metric ton less cost of delivery.

        Cost of delivery includes all costs associated with getting the harvested agricultural produce to the market, being harvesting, loading, transport and allocated fixed overheads.

        Trees are generally felled at the optimum age when ready for intended use. At the time the tree is felled it is taken out of plantations and accounted for under inventory and reported as depletion cost (fellings).

        Depletion costs include the fair value of timber felled, which is determined on the average method, plus amounts written off against standing timber to cover loss or damage caused by fire, disease and stunted growth. These costs are accounted for on a cost per metric tonne allocation method multiplied by unadjusted current market prices. Tons are calculated using the projected growth to rotation age and are extrapolated to current age on a straight line basis.

        Sappi directly manages plantations established on its own land that the company either owns or leases from a third party. Indirectly managed plantations represents plantations established on land held by independent commercial farmers where Sappi provides technical advice on the growing and tendering of trees. The associated costs for managing the plantations are recognised as silviculture costs in cost of sales (see note 4.1).

        Land is accounted for under property, plant and equipment separately from the trees which are accounted for as plantations.

2.3.14 Property, plant and equipment

        Property, plant and equipment represents all items and equipment that are held-for-use in the production or supply of goods or services, for rental to others, or for administrative purposes and are expected to be used during more than one period. Land, logging roads and related facilities used for and at our tree plantations is accounted separately from the plantations.

        Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes the estimated cost of dismantling and removing the assets, where specifically required in terms of legislative requirements or a constructive obligation exists.

        Owner-occupied investment properties and properties in the course of construction are carried at cost, less any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying value. Cost includes professional fees and, for qualifying assets, borrowing costs capitalised in accordance with the group's accounting policy. Depreciation commences, on the same basis as other property assets, when the assets are ready for their intended use. The group currently does not hold any investment properties.

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

        Depreciation is charged so as to write off the depreciable amount of the assets, other than land, over their estimated useful lives to estimated residual values, using a method that reflects the pattern in which the asset's future economic benefits are expected to be consumed by the entity.

        Where significant parts of an item have different useful lives to the item itself, these parts are depreciated over their estimated useful lives. The methods of depreciation, useful lives and residual values are reviewed annually.

        The following methods and rates were used during the year to depreciate property, plant and equipment to estimated residual values:

Land	No depreciation
Buildings	straight line 40 years
Plant	straight line 5 to 20 years
Vehicles	straight line 5 to 10 years
Furniture and equipment	straight line 3 to 6 years

        Assets held under finance leases are depreciated over their expected useful lives or the term of the relevant lease, where shorter. The useful lives and residual values of property, plant and equipment are reviewed on an annual basis—and are revised when the current estimate is different from the existing estimate.

        The gain or loss arising on the disposal or scrapping of property, plant and equipment is recognised in profit or loss.

2.3.15 Segment reporting

        The primary business segments are Sappi Fine Paper and Sappi Forest Products. On a secondary segment basis, significant geographic regions have been identified based on the location of the productive assets, being southern Africa, Europe and North America.

        Assets, liabilities, revenues or expenses that are not directly attributable to a particular segment are allocated between segments where there is a reasonable basis for doing so. The group accounts for inter segment revenues and transfers as if the transactions were with third parties at current market prices.

2.3.16 Share-based payments

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

(ii) Measurement of fair value of equity instruments granted

        The equity instruments granted by the group are measured at fair value at measurement date using modified binomial option pricing valuation models. The valuation technique is consistent with generally acceptable valuation methodologies for pricing financial instruments and incorporates all factors and assumptions that knowledgeable, willing market participants would consider in setting the price of the equity instruments.

2.3.17 Shareholders' equity

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

        Shares repurchased by group companies are classified as treasury shares and are held at cost. These shares are treated as a deduction from the issued and weighted average number of shares and the cost price of the shares is presented as a deduction from total equity. The par value of the shares is presented as a deduction from ordinary share capital and the remainder of the cost is presented as a deduction from ordinary share premium. Dividends received on treasury shares are eliminated on consolidation.

(iii) Dividends

        Dividends are recognised as distributions within equity in the period in which they are payable to shareholders. Dividends for the year that are declared after the balance sheet date are disclosed in the dividends note. Taxation costs incurred on dividends are recognised in the period in which the dividend is declared.

2.3.18 Taxation

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

        Secondary Tax on Companies (STC) is a South African Income Tax, that arises from the distribution of dividends and is recognised at the same time as the liability to pay the related dividend.

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

2.3.19 Borrowing costs

        Borrowing costs directly attributable to the acquisition, construction and production of qualifying assets are capitalised as part of the costs of those assets.

        Capitalisation of borrowing costs continues up to the date when the assets are substantially ready for their use or sale.

        Details of borrowing costs capitalised are disclosed in the notes to the accounts by asset category and are calculated at the group's average funding cost, except to the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset. Where this occurs, actual borrowing costs incurred less any investment income on the temporary investment of those borrowings are capitalised.

2.3.20 Cost of sales

        When inventories are sold, the carrying amount is recognized as part of cost of sales. Any write down of inventories to net realisable value and all losses of inventories or reversals of previous write downs or losses are recognized in cost of sales in the period the write down, loss or reversal occurs.

2.3.21 Revenue

        Revenue represents the gross inflow of economic benefits during the period arising in the course of the ordinary activities when those inflows result in increases in equity, other than increases relating to contributions from equity participants.

        Revenue from the sale of goods (sales) is recognised when the significant risks and rewards of ownership have been transferred, when delivery has been made and title has passed, when the amount of the revenue and the related costs can be reliably measured and when it is probable that the debtor will pay for the goods. For the majority of local and regional sales, transfer occurs at the point of offloading the shipment into the customer warehouse, whereas for the majority of export sales transfer occurs when the goods have been loaded into the relevant carrier, unless the contract of sales specifies different terms.

        Revenue is measured at the fair value of the amount received or receivable. Trade and settlement discounts, rebates, and customer returns given are included in sales.

        Shipping and handling costs, such as freight to our customers' destination are included in cost of sales, in the consolidated income statement. These costs, when included in the sales price charged for our products are recognised in net sales.

2.4 Critical accounting policies and estimates

        Our group financial statements have been prepared in accordance with IFRS. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities.

        Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial techniques. The group constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate. The group believes that the following accounting policies are critical due to the degree of estimation required and/or the potential material impact they may have on the group's financial position and performance.

Asset impairments

        The group periodically evaluates its long-lived assets for impairment, including identifiable intangibles and goodwill, whenever events, such as losses being incurred, or changes in circumstances, such as changes in the pulp and paper market, indicate that the carrying amount of the asset may not be recoverable. Our judgements regarding the existence of impairment indicators are based on market conditions and operational performance of the business. Future events could cause management to conclude that impairment indicators exist.

        In order to assess if there is any impairment, we estimate the future cash flows expected to result from the use of the asset(s) and its eventual disposition. If the carrying amount exceeds the recoverable amount (being the greater of the discounted expected future cash flows and the net selling price of the asset) of the asset, we will recognise an impairment loss for the difference. Considerable management judgement is necessary to estimate discounted future cash flows, including appropriate basis for making judgements and estimates as to future product pricing, (the group currently uses RISI as a basis for determining future product pricing), raw material costs, volumes of product sold, changes in the planned use of machinery or equipment or closing of facilities. The calculation of appropriate pre-tax discount rates (weighted average cost of capital) is another sensitive input to the valuation. While every effort is made to make use of independent information and apply consistent methodology, actual circumstances or outcomes could vary significantly from such estimates, including as a result of changes in the economic and business environment. These variances could result in changes in useful lives or impairment. These changes can have either a positive or negative impact on our estimates of impairment and can result in additional charges.

        Goodwill impairment tests are performed annually to compare the fair value of each of our cash generating units to its carrying amount. Goodwill impairment testing is conducted at reporting unit levels of our business and is based on a cash flow based valuation model to determine the fair value of the cash generating unit. The assumptions used in estimating future cash flows were based upon our business forecasts and incorporated external information from industry sources, where applicable. Actual outcomes could vary significantly from our business forecasts. Changes in certain of these estimates could have a material effect on the estimated fair value of the reporting unit. In addition to the judgments described in the preceding paragraph that are necessary in estimating future cash flows, significant judgments in estimating discounted cash flows also include the selection of the pre-tax discount rate (weighted average cost of capital) and the terminal value (net present value at end of period where there is a willing buyer and seller) multiple used in our valuation model. The discount rate used in our valuation model considered a targeted debt and equity mix, a market risk premium, and other factors consistent with valuation methodologies. The terminal value multiple used in our valuation model considered the valuations for comparable companies. Based on the results of the impairment evaluation described above, the recorded goodwill was not impaired as the fair value of each cash generating unit exceeded the carrying value.

        Small changes to the valuation model would not significantly impact the results of our valuation; however, if future cash flows were materially different than our forecasts, then the assessment of the potential impairment of the carrying value may be impacted.

Property, plant and equipment

        Property, plant and equipment represents items that are integral to those assets that are held-for-use in the production or supply of goods or services, for rental to others, or for administrative purposes and that are expected to be used during more than one period.

        Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost includes the estimated cost of dismantling and removing the assets, where specifically required in terms of legislative requirements or a constructive obligation exists.

        Owner-occupied investment properties and properties in the course of construction are carried at cost, less any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying value. Cost includes professional fees and, for qualifying assets, borrowing costs capitalised in accordance with the group's accounting policy. Depreciation commences, on the same basis as other property assets, when the assets are ready for their intended use. The group currently does not hold any investment properties.

        Subsequent expenditure is capitalised when it is measurable and will result in probable future economic benefits. Expenditure incurred to replace a component of an item of owner-occupied property or equipment is capitalised to the cost of the item of owner-occupied property and equipment and the part replaced is derecognised. All other expenditure is recognised in profit or loss as an expense when incurred. Management evaluate whether future economic benefits will be generated based on future projections of cash flows.

        Depreciation is charged so as to write off the depreciable amount of the assets, other than land, over their estimated useful lives to estimated residual values, using a method that reflects the pattern in which the asset's future economic benefits are expected to be consumed by the entity.

        Where significant parts of an item have different useful lives to the item itself, these parts are depreciated over their estimated useful lives. The methods of depreciation, useful lives and residual values are reviewed annually. Depreciation rates for similar items of plant or equipment could vary significantly based on the location and use of the asset.

        Determining the depreciable amount for an item of plant and equipment, the residual amount of the item of plant and equipment is taken into consideration. The residual value for the majority of items of plant and equipment has been deemed to be zero by management due to the underlying nature of the equipment.

        The following methods and rates were used during the year to depreciate property, plant and equipment to estimated residual values:

Land	No depreciation
Buildings	straight line 40 years
Plant	straight line 5 to 20 years
Vehicles	straight line 5 to 10 years
Furniture and equipment	straight line 3 to 6 years

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

        The gain or loss arising on the disposal or scrapping of property, plant and equipment is recognised in profit or loss in the period in which the disposal occurs.

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

        The group then assesses the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent recovery is not likely, a deferred tax asset is not recognised. In recognising deferred tax assets the company considers profit forecasts including the effect of exchange rate fluctuations on sales and external market conditions. Where it is probable that a position may be successfully challenged, based on reported challenges by revenue authorities of similar positions taken by other taxpayers, as well as items already raised by revenue authorities during audits, but for which resolution has not yet been reached, a valuation allowance or tax provision is raised for the tax on the probable adjustment. Management's judgement is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. Deferred tax assets have been recognised where management believes there are sufficient taxable temporary differences or convincing other evidence that sufficient taxable profits will be available in future to realise deferred tax assets. Although the deferred tax assets which have been recognised are considered realisable, actual amounts could be reduced if future taxable income is not achieved. This can materially affect our reported net income and financial position.

        Sappi released a US$6 million provision in the fourth quarter of fiscal 2007 as a result of South African income tax legislation which was, in management's judgement, substantively enacted at year end. If the legislation had not been substantively enacted a further provision of US$11 million would have had to be raised in fiscal 2007.

Hedge accounting for financial instruments

        For the purposes of hedge accounting, we classify hedges into two categories: (a) fair value hedges which hedge the exposure to changes in the fair value of a recognised asset or liability; and (b) cash flow hedges, which hedge exposure to variability in cash flows that are either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction. The financial instruments that are used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in either the fair value or cash flows of the related underlying exposures. Hedge accounting is mainly used for debt instruments to hedge interest rate and foreign currency risk exposures and for firm commitments to hedge foreign currency risk exposures. We do not currently use hedge accounting for trading transactions.

        In relation to fair value hedges, which meet the conditions for hedge accounting, any gain or loss from re-measuring the hedging instrument to fair value is recognised immediately against income. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised against income. Any residual ineffectiveness related to fair value hedges affects our reported net income. External market data is applied in re-measuring the hedging financial instrument.

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

        The group has the following fair value hedges which qualify for hedge accounting:

        Bonds at fixed interest rates with a total principle amount of US$856 million are hedged by seven external interest rate swaps (IRS), with a negative fair value of US$10 million (2006: US$23 million) which convert the US$ fixed interest rates into floating 6-month LIBOR in arrears. The nature and the amounts involved in the hedging relationship has not changed in the current year.

        In fiscal 2005 the hedge was de-designated at the end of March 2005 and was only re-designated three months later. During this period hedge accounting was interrupted. The changes in fair value of the bonds until the moment of de-designation are amortised over the remaining life of the hedge.

        The following is an analysis of the impact on pre-tax profit or loss from the period:

	2007	2006	2005
	US$ million
De/re designation	—	—	13
Amortisation	(2)	(2)	(1)
Residual ineffectiveness	—	4	10

	(2)	2	22

        During 2007, Sappi's firm commitments for the purchase of equipment in foreign currency were hedged for foreign exchange risk by forward exchange contracts and were designated as a fair value hedge. The value of the outstanding firm commitments hedge accounted for was EUR31.4 million (2006: EUR15.4 million) and US$2.7 million (2006: US$1.1 million). These foreign currency forward exchange contracts had a negative fair value of US$3.1 million (2006: US$0.3 million). Since the critical terms perfectly match, there was no residual ineffectiveness affecting profit or loss for the period.

Plantations

        Plantations are stated at their fair value, less estimated costs to sell at the harvesting stage. The fair value of immature timber is the present value of the expected future cashflows taking into account, unadjusted current market prices, estimated projected growth over the rotation period for the existing immature timber volumes in metric ton, cost of delivery and estimated maintenance costs up to the timber becoming usable. The discount rate used is the applicable pre-tax weighted average cost of capital of the business unit. Determining the appropriate discount rate requires significant assumption and judgement and changes in these assumptions could change the outcomes of the plantation valuations. The standing value of mature timber is based on unadjusted current market prices and estimated timber volumes in metric ton less cost of delivery.

        The age threshold used for quantifying immature timber is dependent on the rotation period of the specific timber genus. In the southern African region, softwood less than eight years and hardwood less than five years is classified as immature timber. Management focuses their attention to good husbandry techniques, which include ensuring that the rotation of plantations is met with adequate planting activities for future harvesting. The rotation periods vary from eight to eighteen years in southern Africa.

        Assumptions and estimates are used in the recording of plantation volumes, maintenance cost per metric tonne, and depletion. Changes in the assumptions or estimates used in these calculations may affect the group's results, in particular, our plantation valuation and depletion costs.

        A key assumption and estimation is the projected growth estimation over a period of eight to eighteen years per rotation. The inputs to our immature timber growth model are complex and involve estimations and judgements, all of which are regularly updated. Sappi established a long term sample plot network which is representative of the species and sites on which we grow trees and the measured data from these permanent sample plots are used as input into our growth estimation. Periodic adjustments are made to existing models for new genetic material.

        Sappi manages the establishment, maintenance and harvesting of its plantations on a compartmentalised basis. These comprise pulpwood and saw logs and are managed in such a way so as to ensure that the optimum fibre balance is supplied to its paper and pulping operations in southern Africa. Sappi owns approximately 369,000 (2006: 372,000) hectares of plantation and directly and indirectly manages a further 184,000 (2006: 173,000) hectares established on land held by independent commercial farmers. Sappi provides technical advice on the growing and tendering of trees which are recognised as silviculture costs in cost of sales. 409,000 (2006: 398,000) hectares of this land is forested with approximately 37,3 million (2006: 38,2 million) standing tons of timber. Given the extent of our plantations between 30% and 40% of these areas are measured in a three year cycle in order to confirm the accuracy of the recorded volume changes.

        As Sappi manages its plantations on a rotational basis and by implication, the respective increases by means of growth are, over the rotation period, negated by depletions for the group's own production or sales. Estimated volume changes, on a rotational basis, amount to approximately six million tons per annum.

        Depletions include the fair value of timber felled, which is determined on the average method, plus amounts written off against standing timber to cover loss or damage caused by fire, disease and stunted growth. Depletions are accounted for on a cost per metric ton allocation method. Tons are calculated using the projected growth to rotation age and are extrapolated to current age on a straight line basis.

        Ruling unadjusted current market prices applied at the reporting date, as well as the assumptions that are used in determining the extent of biological transformation ("growth") can have a significant effect on the valuation of the plantations, and as a result, the amount recorded in the income statement arising from fair value changes and growth. In addition, the discount rate applied in the valuation of immature timber has an impact as tabled below.

	2007	2006
	US$ million
Fair value changes
1% increase in market prices	17	14
1% decrease in market prices	(17)	(14)
Discount rate (for immature timber)
1% increase in rate	(4)	(3)
1% decrease in rate	4	4
Volume assumption
1% increase in estimate of volume	6	5
1% decrease in estimate of volume	(6)	(5)
Growth assumptions
1% increase in rate of growth	2	1
1% decrease in rate of growth	(2)	(1)

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

        For further information see note 11 of our group annual financial statements.

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

        Refer to notes 28 and 29 for the key assumptions, the benefit obligations and plan assets and net periodic pension cost as at the end of September 2007 and September 2006.

        The impact on the future financial results of the group in relation to post-employment benefits is dependent on economic conditions, employee demographics and investment performance. A 1% increase in discount rates would decrease the related pension liability by approximately US$175 million and the related pension expense by approximately US$6 million per annum. A 1% increase in the health care cost trend rates would increase the accumulated other post-employment benefit obligation by US$14 million and the aggregate of the service and interest cost components of net periodic other post-employment benefit cost by US$1 million after tax per annum.

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

2.5 Adoption of accounting standards in the current year

        The following accounting standards have been adopted by the group in the current year:-

IAS 23—Borrowing costs

        This standard has been amended to remove the option to expense borrowing costs incurred on qualifying assets.

        The amendment did not have a significant impact on the group's results or financial position, as all qualifying borrowing costs are already capitalised.

IFRIC 4—Determining whether an arrangement contains a lease

        The interpretation states that an arrangement that grants the right to control the use of an underlying specific asset is, or contains, a lease that should be accounted for in accordance with IAS 17 leases.

        The implementation of this interpretation did not have a material impact on the group's reported results or financial position.

IFRIC 8—Scope of IFRS 2

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

        The early implementation of this interpretation did not have a material impact on the group's reported results or financial position.

IFRIC 9—Reassessment of embedded derivatives

        The group has performed an exercise that has determined that there were no embedded derivatives which required reassessment. The implementation of this interpretation has therefore had no impact on the group.

IFRIC 14—The limit on a defined benefit asset, minimum funding requirements and their interaction

        When determining the limit on a defined benefit asset in accordance with IAS 19—Employee benefits, under IFRIC 14 entities are required to measure any economic benefits available to them in the form of refunds or reductions in future contributions at the maximum amount that is consistent with the terms and conditions of the plan and any statutory requirements in the jurisdiction of the plan.

        The early adoption of this interpretation did not have any material impact on the group's reported results or financial position.

        Specific departures from the old formula are as follows:

  •
  Not all gains or losses on the closure, sale or termination of a business will automatically be excluded from headline earnings.

  •
  A new approach is required for the recognition of a deferred tax asset of the acquiree, following a business combination.

  •
  Additional adjustments for any linked unit (where a share and debenture trade as a linked unit).

        This circular has not had a material impact on our reported headline earnings per share.

2.6 Potential impact of future changes in accounting policies

        The following standards and interpretations, which have been issued but which are not yet effective and which are applicable to Sappi, have not been applied in these financial statements:

IAS 1—Amendment to International Accounting Standard 1—Presentation of financial statements: capital disclosures

        The amendment requires the group to disclose information that will enable users of its financial statements to evaluate the entity's objectives, policies and processes of managing capital. The amendment first becomes applicable to the group for the financial year ending September 2008.

Revised IAS 1—Presentation of financial statements

        The main changes from the previous standard require that an entity must present:

  •
  all non-owner changes in equity (that is, "comprehensive income")—either in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income);

  •
  a statement of financial position (balance sheet) as at the beginning of the earliest comparative period in a complete set of financial statements when the entity applies an accounting policy; retrospectively or makes a retrospective restatement.

  •
  income tax relating to each component of other comprehensive income; and

  •
  reclassification adjustments relating to components of other comprehensive income.

        This revised standard is effective for our September 2010 year end.

IFRS 7—Financial instruments: disclosures

        The IFRS essentially combines IAS 30—Disclosure in the Financial Statements of Banks and similar Financial Institutions and IAS 32—Financial Instruments: Presentation. The disclosure requirements under IAS 32 have been expanded to include sensitivity analyses as well as disclosure of classes of financial assets and liabilities.

        The standard first becomes applicable to the group for the financial year ending September 2008, and we are currently assessing the impact of this on the group.

IFRS 8—Operating segments

        This IFRS introduces the concept of an operating segment; it expands the identification criteria for segments of an entity and the measurement of segment result. This statement will allow an entity to align its operating segment reporting with the internal identification and reporting structure.

        The standard first becomes applicable to the group for the financial year ending September 2010, and we are currently assessing the impact of this on the group.

IFRIC 10—Interim financial reporting

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

        The interpretation first becomes applicable to the group for the financial year ending September 2008, and we are currently assessing the impact of this on the group.

IFRIC 11—Group and treasury share transactions

        This interpretation addresses two issues. The first is whether the transactions should be accounted for as equity settled or as cash-settled share-based payment arrangements, and the second where a share-based payment transaction involves two or more entities within the same group.

        The interpretation first becomes applicable to the group for the financial year ending September 2008, and we are currently assessing the impact of this on the group.

IFRIC 12—Service concession arrangements

        The interpretation serves to clarify the treatment of arrangements whereby a government or other body grants contracts for the supply of public services—such as roads, energy distribution, prisons or hospitals—to private operators. The objective of this IFRIC is to clarify aspects of accounting for service concession arrangements.

        The interpretation first becomes applicable to the group for the financial year ending September 2009, and we are currently assessing the impact of this on the group.

IFRIC 13—Customer loyalty programmes

        This interpretation addresses accounting by entities that grant loyalty awards to customers who buy other goods or services. The interpretation deals with the accounting treatment of the obligations to provide free or discounted goods or services granted under such a programme.

        The interpretation first becomes applicable to the group for the financial year ending September 2009, and we are currently assessing the impact of this on the group.

2.7 Reclassification of amounts in cash flow statement

        The group has reclassified an item in its previously reported consolidated cash flow statements for prior periods. Contributions to post employment benefit funds, previously disclosed in cash utilised in investing activities, have now been disclosed in cash retained from operating activities. Although the treatment of the amount paid for post employment benefits was specifically identified in the prior consolidated cash flow statements, management believes, in the absence of definitive IFRS guidance, the reclassification is a preferable presentation. In addition, it will make it easier for investors to compare our results with those of other companies and this would be in line with US generally accepted accounting practices.

        The table below summarizes the impact of this reclassification. The reclassification has no impact on the group's income statement, balance sheet or the change in cash and cash equivalents report for the years presented.

Year Ended 2006
US$ million
Cash retained from operating activtities (previously reported)	228
Adjustment for reclassification of post employment benefits	(68)

Revised cash retained from operating activities	160

Cash utilised in investing activities (previously reported)	(355)
Adjustment for reclassification of post employment benefits	68

Revised cash utilised in investing activities	(287)

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

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies (refer note 2.3). The group accounts for intragroup sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. All such sales and transfers are eliminated on consolidation.

	Sappi Fine Paper			Sappi Forest Products			Corporate & eliminations			Group
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	US$ million
External sales(1)	4,256	3,958	4,020	1,048	983	998	—	—	—	5,304	4,941	5,018
Inter-segment sales	602	504	498	658	517	514	(1,260)	(1,021)	(1,012)	—	—	—
Total sales	4,858	4,462	4,518	1,706	1,500	1,512	(1,260)	(1,021)	(1,012)	5,304	4,941	5,018
Segment result(2)	119	(49)	(186)	264	175	83	—	(1)	(6)	383	125	(109)
Share of profit (loss) of equity investments	3	1	1	3	(1)	1	4	(1)	—	10	(1)	2
Depreciation	298	321	350	75	68	71	1	1	1	374	390	422
Amortisation and fellings	1	2	2	70	74	66	—	—	—	71	76	68
Asset impairments	2	6	186	—	3	50	—	—	—	2	9	236
Asset impairment reversals	—	—	(4)	—	(40)	—	—	—	—	—	(40)	(4)
Other non-cash expenses (including fair value adjustment on plantations)	(11)	62	76	(117)	(131)	(107)	(14)	(58)	(2)	(142)	(127)	(33)
Capital expenditures	158	203	241	299	99	101	1	1	3	458	303	345
Total assets(6)	3,931	3,810	3,825	2,096	1,419	1,609	317	288	455	6,344	5,517	5,889
Operating assets(3)(6)	3,836	3,726	3,748	1,984	1,407	1,597	99	86	107	5,919	5,219	5,452
Operating liabilities(4)	682	639	613	251	178	215	66	45	30	999	862	858
Net operating assets(5)(6)	3,121	3,049	3,094	1,654	1,188	1,325	21	19	55	4,796	4,256	4,474
Property, plant and equipment	2,503	2,478	2,578	988	669	754	—	2	1	3,491	3,149	3,333
	Sappi Fine Paper									Sappi Forest Products
	North America			Europe			Southern Africa			Southern Africa			Corporate & other			Group
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	US$ million
Sales(1)	1,511	1,439	1,458	2,387	2,194	2,239	358	325	323	1,048	983	998	—	—	—	5,304	4,941	5,018
Segment result(2)	22	(16)	(259)	88	(27)	84	9	(6)	(11)	264	175	83	—	(1)	(6)	383	125	(109)
Capital expenditures	44	48	90	102	136	124	12	19	27	299	99	101	1	1	3	458	303	345
Operating assets(3)	1,263	1,334	1,437	2,371	2,196	2,092	202	196	219	1,984	1,407	1,597	99	86	107	5,919	5,219	5,452
Net operating assets(5)	1,031	1,108	1,199	1,941	1,796	1,735	149	145	160	1,654	1,188	1,325	21	19	55	4,796	4,256	4,474
Property, plant and equipment	864	926	1,001	1,502	1,428	1,429	137	124	148	988	669	754	—	2	1	3,491	3,149	3,333

(1)
Sales where the product is manufactured

(2)
Segment result is operating profit (loss)

(3)
Operating assets consist of property, plant and equipment, non-current assets (excluding deferred taxation) and current assets (excluding cash)

(4)
Operating liabilities consist of trade payables, other payables, provisions and derivative financial instruments

(5)
Net operating assets consist of operating assets less operating liabilities, adjusted for taxation payable and dividends payable

(6)
Corporate region includes investment in joint venture in China

Sales by geographical location of customers

	2007	2006	2005
	US$ million
North America	1,559	1,502	1,485
Europe	2,078	1,972	2,031
Southern Africa	789	750	770
Asia and other	878	717	732

	5,304	4,941	5,018

4.1  Operating profit

        Operating profit has been arrived at after charging (crediting):

	2007		2006		2005
	Cost of sales	Selling, general and administrative expenses	Cost of sales	Selling, general and administrative expenses	Cost of sales	Selling, general and administrative expenses
	US$ million
Raw materials, energy and other direct input costs	2,743	—	2,547	—	2,405	—
Fair value adjustment on plantations(1)	(60)	—	(30)	—	(52)	—
Employee costs	809	116	769	109	856	123
Depreciation	350	24	362	28	395	27
Delivery charges	453	—	441	—	451	—
Maintenance	235	—	226	—	254	—
Other overheads	61	—	104	—	198	—
Marketing and selling expenses	—	91	—	86	—	84
Administrative and general expenses	—	131	—	144	—	129

	4,591	362	4,419	367	4,507	363

	2007	2006	2005
	US$ million
Fair value adjustment on plantations Changes in volumes
Fellings	70	74	66
Growth	(76)	(70)	(58)

	(6)	4	8
Plantation price fair value adjustment	(54)	(34)	(60)

	(60)	(30)	(52)

Silviculture costs (included within cost of sales)**	41	43	45
Leasing charges for premises	16	15	20
Leasing charges for plant and equipment	43	44	48
Remuneration paid other than to employees of the company in respect of:	31	44	32

• technical services	15	10	12
• administration services	16	34	20

Auditors' remuneration:	7	9	10

• audit and related services	5	7	5
• tax planning and tax advice	2	2	5

(Profit) loss on sale and write-off of property, plant and equipment	(24)	13	10
Government grants towards environmental expenditure	—	(1)	(4)
Research and development costs	34	34	35
Amortisation	1	2	2
Impairment cost on trade receivables	—	—	21
Cost on derecognition of loans and receivables*	15	12	19

*
The cost on sale of trade receivables relates to the derecognition of trade receivables in terms of the securizitation programme in South Africa and to the sale of letters of credit in Hong Kong.

**
Silvilculture costs—growing and tending costs of trees in forestry operations

4.2  Employee cost

	2007	2006	2005
	US$ million
Wages and salaries	816	813	860
Defined contribution plan expense (refer note 28)	18	10	16
Pension costs (refer note 28)	20	(1)	41
Post employment benefit other than pensions expense (refer note 29)	13	12	16
Share-based payment expense	5	6	10
Other	53	38	36

	925	878	979

4.3  Other operating (income) expenses

	2007	2006	2005
	US$ million
(Profit) loss on sale and write-off of property, plant and equipment	(24)	13	10
Restructuring costs (refer note 23)	(11)	44	22
Impairments of property, plant and equipment(1)	2	9	233
Reversal of impairments of property, plant and equipment (refer note 10)	—	(40)	(4)
Fire, flood, storm & related events	17	—	—
Other	(6)	3	(2)

	(22)	29	259

(1)
September 2005 includes US$233 million impairment charges in respect of Muskegon mill of US$183 million and Usutu mill of US$50 million.

5.     NET FINANCE COSTS

	2007	2006	2005
	US$ million
Gross interest and other finance costs on liabilities carried at amortised cost	173	162	161

-Interest on bank overdrafts	8	11	20
-Interest on redeemable bonds and other loans	161	143	132
-Interest cost on finance lease obligations	4	8	9

Finance revenue received on assets carried at amortised cost	(21)	(26)	(36)

-Interest on bank accounts	(3)	(8)	(18)
-Interest revenue on other loans and investments	(18)	(18)	(18)

Interest capitalised to property, plant and equipment	(14)	(2)	(1)
Net foreign exchange gains	(13)	(7)	(5)
Net fair value loss (gain) on financial instruments	9	3	(39)

-Impact of de-designation and re-designation of hedges	—	—	(13)
-Loss on intercompany non hedged loans	7	4	—
-Amortisation of cost of de-designated hedges	2	2	1
-Hedge ineffectiveness
- (gain) loss on hedging instrument (derivative)	(17)	14	—
- loss (gain) on hedged item	17	(17)	(27)

	134	130	80

6.     TAXATION CHARGE (BENEFIT)

	2007	2006	2005
	US$ million
Current taxation:
-Current year	44	8	21
-Prior year (over) under provision	(7)	(3)	19
-Other company taxes	1	—	5
Deferred taxation: (refer note 12)
-Current year*	36	(6)	(36)
-Prior year (over) under provision	(8)	1	(1)
-Attributable to tax rate changes	(19)	(1)	(13)

	47	(1)	(5)

* Includes Secondary Tax on Companies (STC)(1)	8	9	8

Due to the utilisation of previously unrecognised taxation assets, the deferred taxation expense for the year has been reduced by	11	24	21

(1)
The imposition of Secondary Tax on Companies (STC) effectively means that a dual corporate taxation system exists in South Africa comprising normal income taxation and STC. Liability for STC is determined independently from normal income taxation and is paid by South African companies at the flat rate of 12.5% (10% with effect from 01 October 2007) in respect of the amount of dividends declared less all dividends which accrued to them (but subject to certain exclusions) during its relevant dividend cycle. 'Dividend cycle' means the period commencing on the day following the date of accrual to a company's shareholders of the last dividend declared by that company and ending on the date on which the dividend in question accrues to the shareholder concerned. An excess of dividends accruing to a company over dividends paid may be carried forward to subsequent dividend cycles as an STC credit.

        In addition to income taxation expense charges to profit and loss, a deferred taxation charge of US$18 million (2006: US$13 million; 2005: US$51 million) has been recognised directly in equity (refer note 12).

Reconciliation of the tax rate

	2007	2006	2005
	US$ million
Profit (loss) before taxation	249	(5)	(189)

Profit-making entities	424	268	207
Loss-making entities	(175)	(273)	(396)

Taxation at the average statutory tax rate	68	(13)	(109)

Profit-making entities at 28% (2006: 28%; 2005: 20%)	119	75	41
Loss-making entities at 29% (2006: 32%; 2005: 38%)	(51)	(88)	(150)

Non-taxable income	(34)	(24)	(16)
Effect of tax rate changes	(19)	(1)	(13)
Deferred taxation asset not recognised	49	54	128
Utilisation of previously unrecognised taxation assets	(11)	(24)	(21)
Secondary Tax on Companies (STC)	8	9	8
Prior year adjustments	(15)	(2)	18
Other taxes	1	—	—

Taxation charge (benefit)	47	(1)	(5)

Effective tax rate for the year	19%	15%	3%

        Sappi released a US$6 million provision in the fourth quarter of fiscal 2007 as a result of South African income tax legislation which was, in management's judgement, substantively enacted at year end. If the legislation had not been substantively enacted a further provision of US$11 million would have had to be raised in fiscal 2007.

        Our effective tax rate reflects the benefits from reduced tax rates in Germany (2007: US$19 million; 2006: nil; 2005: nil), the Netherlands (2007: US$2 million; 2006: US$1 million; 2005: US$4 million) and South Africa (2007: nil; 2006: nil; 2005: US$9 million). The corporate tax rate in Germany was reduced from 38% in 2006 to 30% in 2007. The corporate tax rate in the Netherlands was reduced from 34.5% in 2004 to 31.5% in 2005, 29.6% in 2006 and 25.5% in 2007. In South Africa the corporate tax rate was reduced from 30% in 2004 to 29% in 2005. In addition a taxation charge of US$2 million has been recognised in 2007 as a result of the substantively enacted STC rate adjustment from 12.5% to 10%.

        On 08 November 2007, the directors declared a dividend (number 84) of 32 US cents per share (US$73 million) to be paid to shareholders on 08 January 2008 (refer note 8). The estimated STC on this dividend at a rate of 10% is US$7 million which will reduce our unutilised STC credits of US$10 million (refer note 12).

7.     EARNINGS PER SHARE

Basic earnings per share (EPS)

        EPS is based on the group's profit (loss) for the year divided by the weighted average number of shares outstanding during the year under review.

	2007			2006			2005
	Profit	Shares	Per share	Loss	Shares	Per share	Loss	Shares	Per share
	US$ million	millions	US cents	US$ million	millions	US cents	US$ million	millions	US cents
Basic EPS	202	227.8	89	(4)	226.2	(2)	(184)	225.8	(81)
Share options and performance shares under Sappi Limited Share Trust	—	2.7	—	—	—	—	—	—	—

Diluted EPS	202	230.5	88	(4)	226.2	(2)	(184)	225.8	(81)

        The diluted EPS calculations are based on Sappi Limited daily average share price of ZAR114.42 (2006: ZAR82.90; 2005: ZAR75.65) and exclude the effect of certain share options granted under the Sappi share incentive scheme as they would be anti-dilutive.

        The number of share options not included in the weighted average number of shares (as they would have been anti-dilutive) are 0.8 million (September 2006: 4.2 million; September 2005: 2.5 million).

8.     DIVIDENDS

	2007	2006	2005
	US$ million
Dividend number 83 paid on 08 January 2007: 30 US cents per share (2006: 30 US cents per share; 2005: 30 US cents per share), net of dividends attributable to treasury shares.	(68)	(68)	(68)

        On 08 November 2007, the directors declared a dividend (number 84) of 32 US cents per share (US$73 million) to be paid to shareholders on 08 January 2008. This dividend was declared after year-end and was not included as a liability in these financial statements.

        In compliance with the requirements of STRATE, the JSE Limited's electronic settlement system which is applicable to Sappi, the salient dates in respect of the dividend will be as follows:

Last day to trade to qualify for dividend	Thursday, 27 December 2007
Date on which shares commence trading ex-dividend	Friday, 28 December 2007
Record date	Friday, 04 January 2008
Payment date	Tuesday, 08 January 2008

        Dividends payable from the Johannesburg transfer office will be paid in South African Rands except that dividends payable to nominee shareholders in respect of shares which they hold on behalf of non-residents of the Republic of South Africa will without exception be paid in United States Dollars. There will not be any currency election.

        Dividends payable from the London transfer office will be paid in British Pounds Sterling or in the case of shareholders with registered addresses in the USA, in United States Dollars.

        Dividends payable other than in United States Dollars will be calculated at the respective rates of exchange ruling at 01:30 Central European Time as per Reuters on Tuesday, 18 December 2007, and announced on Tuesday, 18 December 2007.

        There will not be any de-materialisation nor re-materialisation of Sappi Limited share certificates from 28 December 2007 to 04 January 2008, both days inclusive.

9.     ASSETS HELD FOR SALE

	2007	2006
	US$ million
Nash mill
Land and buildings
Cost	—	24
Accumulated depreciation	—	(4)

Assets held for sale	—	20

        In May 2006, Sappi stopped paper production at the Nash mill. The mill had sustained losses as a result of escalating costs of production, especially energy, which had made it uncompetitive. During fiscal year 2006 the plant and equipment had been sold locally, with some being transferred elsewhere in the group. Most of the products previously manufactured at the mill are now produced elsewhere in the group. In March 2007 Sappi sold the site of the Nash mill, Hemel Hempstead, UK for US$48 million (GBP24.5 million). A pre-tax profit, net of related costs, of US$26 million was realised on the sale. These assets were held in Sappi Fine Paper Europe.

10.  PROPERTY, PLANT AND EQUIPMENT

	2007	2006
	US$ million
Land and buildings
At cost	1,429	1,282
Accumulated depreciation	810	700

	619	582

Plant and equipment*
At cost	6,928	6,065
Accumulated depreciation and impairments	4,225	3,706

	2,703	2,359

Capitalised leased assets**
At cost	773	725
Accumulated depreciation	604	537

	169	188

Aggregate cost	9,130	8,072
Aggregate accumulated depreciation and impairments	5,639	4,943

Aggregate book value	3,491	3,129

*
Plant and equipment includes vehicles and furniture, the book value of which does not warrant disclosure in a separate class of assets

**
Capitalised leased assets consist primarily of plant and equipment

        The movement of property, plant and equipment is reconciled as follows:

	Land and Buildings	Plant and Equipment	Capitalised leased assets	Total
	US$ million
Net book value at September 2005	631	2,430	272	3,333
Additions	23	351	(71)	303
Disposals	(5)	(23)	—	(28)
Reclassified as held for sale	(20)	—	—	(20)
Depreciation	(34)	(356)	—	(390)
Impairment	—	(9)	—	(9)
Reversal of impairment	6	34	—	40
Translation difference	(19)	(68)	(13)	(100)

Net book value at September 2006	582	2,359	188	3,129
Additions	19	437	2	458
Disposals	(3)	(2)	—	(5)
Depreciation	(33)	(312)	(29)	(374)
Impairment	—	(2)	—	(2)
Translation difference	54	223	8	285

Net book value at September 2007	619	2,703	169	3,491

        Details of land and buildings are available at the registered offices of the respective companies who own the assets (refer note 25 for details of encumbrances).

September 2006

Usutu mill

        Economic conditions pertaining to the Usutu mill changed significantly during the 2006 reporting period. The demand for bleached pulp increased, based on the increased price differential between bleached and unbleached pulp, resulting in a decrease in unbleached capacity. Further, higher pulp prices were prevalent over the period. This resulted in an impairment loss reversal of US$40 million. The recoverable amount of the relevant assets was determined on the basis of their value in use. The pre-tax discount rate used in measuring value in use was 5.8%.

11.  PLANTATIONS

	2007	2006
	US$ million
Fair value of plantations at beginning of year	520	604
Gains arising from growth*	76	70
Fire, hazardous weather and other damages	(13)	—
Gains arising from fair value changes	54	34
Harvesting—agriculture produce (fellings)	(70)	(74)
Translation difference	69	(114)

Fair value of plantations at end of year	636	520

*
Includes transfers to inventory

        Sappi manages the establishment, maintenance and harvesting of its plantations on a compartmentalised basis. These comprise pulpwood and sawlogs and are managed in such a way so as to ensure that the optimum fibre balance is supplied to its paper and pulping operations in southern Africa.

        Sappi owns approximately 369,000 (2006: 372,000) hectares of plantation and directly and indirectly manages a further 184,000 (2006: 173,000) hectares. 409,000 (2006: 398,000) hectares of this land is forested with approximately 37,311,000 (2006: 38,248,000) standing tons of timber.

        As Sappi manages its plantations on a rotational basis and by implication, the respective increases by means of growth are, over the rotation period, negated by depletions for the groups own production or sales. Estimated volume changes, on a rotational basis, amount to approximately six million tons per annum.

        We own plantations on land we own, as well as on land that we lease. We disclose both of these as directly managed plantations.

        With regard to indirectly managed plantations, we have several different types of agreements with over 9,900 different independent farmers. The agreement depends on the type and specific needs of the farmer and the areas planted. These agreements range in time from one to over twenty years. In certain circumstances we provide loans to the farmers, which are disclosed as accounts receivable in the Group balance sheet (these loans are considered immaterial to the Group). If Sappi provides seedlings, silviculture and/or technical assistance for free, the costs are expensed when incurred by the Group.

12.  DEFERRED TAXATION

Negative asset and liability positions

        These balances reflect the impact of taxation assets and liabilities arising in different tax jurisdictions, which cannot be netted against taxation assets and liabilities arising in other tax jurisdictions.

Deferred taxation assets recognised on the balance sheet

        The recognised deferred taxation assets relate mostly to unused taxation losses. It is expected that there will be sufficient taxable profits in the future against which these losses can be recovered. In the estimation of future taxable profits, future prices projected by RISI and production capacity are taken into account.

Unrecognised deferred taxation assets

        Deferred taxation assets are not recognised for the carry forward of unused taxation losses when it cannot be demonstrated that it is probable that taxable profits will be available against which the deductible temporary differences can be utilised.

        The unrecognised deferred taxation assets relate to the following:

	2007	2006
	US$ million
Other non-current liabilities	31	65
Taxation losses*	475	400

	506	465

*
Reported in 2006 as US$254 million. The change has no impact on the group's reported deferred tax assets or liabilities.

        Attributable to the following tax jurisdictions:

	2007	2006
	US$ million
Belgium	2	6
Netherlands	2	—
United Kingdom	59	69
United States of America	190	198
Swaziland	19	22
South Africa	2	—
Austria	232	170

	506	465

Expiry after five years	155	198
Indefinite life	351	267

	506	465

The following table shows the movement in the unrecognised deferred taxation assets for the year

	2007	2006
	US$ million
Balance at beginning of year	465	294
Unrecognised deferred taxation assets originating during the current year	6	166
Prior year adjustments	8	—
Rate adjustments	(6)	—
Movement in foreign exchange rates	33	5

Balance at end of year	506	465

Reconciliation of deferred taxation

	2007	2006
	US$ million
Deferred taxation balances at beginning of year
Deferred taxation assets	74	70
Deferred taxation liabilities	(336)	(367)

	(262)	(297)
Deferred taxation (charge) release for the year (refer note 6)	(28)	5

Current:
Other liabilities, accruals and prepayments	(37)	(24)
Inventory	(4)	8
Non-current:
USA alternative minimum taxation credit carry forward	—	(1)
Utilisation of Secondary Tax on Companies (STC) credits	(8)	(9)
Taxation loss carry forward	29	49
Property, plant and equipment	15	7
Plantations	(13)	(1)
Other non-current assets	2	5
Other non-current liabilities	(12)	(29)

Amounts recorded directly against equity*	(18)	(13)
Rate adjustments	19	1
Translation differences	(36)	42

Deferred taxation balances at end of year	(325)	(262)

Deferred taxation assets	60	74
Deferred taxation liabilities	(385)	(336)

*
Includes utilisation of previously unrecognised deferred taxation assets of US$34 million (2006: US$5 million).

Secondary Tax on Companies (STC)

        STC is levied on South African companies at a rate of 10% with effect from 01 October 2007 (previously 12.5%) on dividends distributed.

        Current and deferred taxation are measured at the tax rate applicable to undistributed income and therefore only take STC into account to the extent that dividends have been received or paid.

        On declaration of a dividend, the company includes the STC on this dividend in its computation of the income taxation expense in the period of such declaration.

	2007	2006
	US$ million
Undistributed earnings that would be subject to STC	868	595
Tax effect if distributed	79	66
Available STC credits at end of year	10	18

13.  GOODWILL AND INTANGIBLE ASSETS

	2007				2006
	Goodwill	Licence fees	Patents	Total	Goodwill	Licence fees	Patents	Total
	US$ million
Cost net of accumulated amortisation and impairment at beginning of year	4	3	1	8	4	2	3	9
Amortisation	—	—	(1)	(1)	—	—	(2)	(2)
Translation difference	—	—	—	—	—	1	—	1

Net carrying amount	4	3	—	7	4	3	1	8

Cost (gross carrying amount)	4	3	21	28	4	3	21	28
Accumulated amortisation and impairment	—	—	(21)	(21)	—	—	(20)	(20)

Net carrying amount	4	3	—	7	4	3	1	8

14.  JOINT VENTURES AND ASSOCIATES

	2007	2006
	US$ million
Cost of equity investments	106	104
Share of post-acquisition profit (loss), net of distributions received	1	(1)
Foreign currency translation effect	5	—

	112	103

Summarised financial information in respect of the group's equity investments is set out below:
Total assets	641	564
Total liabilities	376	315

Net assets	265	249

Group's share of equity investments net assets	106	103

Sales	749	331

Profit (loss) for the period	20	(4)

Group's share of equity investments' profit (loss) for the period	10	(1)

Joint ventures and associates*

*
Where the year ends of joint ventures and associates are different to Sappi's, the management accounts are used for the periods to Sappi's year end.

Jiangxi Chenming

        During 2005 Sappi acquired 34% of Jiangxi Chenming Paper Company Limited ("Jiangxi Chenming") in a joint venture arrangement. Jiangxi Chenming is established in the People's Republic of China and is principally engaged in the manufacturing and sales of paper and paper products. The financial statements of Jiangxi Chenming are to 31 December of each year which was the reporting date when the company was established. The last audited financials were to 31 December 2006.

Umkomaas Lignin (Pty) Ltd

        A joint venture agreement between Sappi and Borregaard for the construction and operation of a lignin plant at Umkomaas and the development, production and sale of products based on lignosulphates in order to build a sustainable lignin business. The financial statements of Umkomaas Lignin (Pty) Ltd are to 31 December of each year which is the year end of Borregaard. The last audited financials were to 31 December 2006.

Sapin S.A.

        A joint venture agreement located in Belgium for the buying and selling of wood and wood chips to Sappi and other paper manufacturers. The financial statements of Sapin S.A. are to

31 December of each year which is the year end of Sapin S.A. The last audited financials were to 31 December 2006.

Papierholz Austria GmbH

        A joint venture agreement for the buying and selling of wood and wood chips to Sappi and other paper manufacturers. The financial statements of Papierholz Austria GmbH are to 31 December of each year which is the year end of Papierholz Austria GmbH. The last audited financials were to 31 December 2006.

VOF Warmtekracht

        A joint venture agreement located in the Netherlands between Sappi and Essent for a co-generation electricity and steam producing plant. The financial statements of VOF Warmtekracht are to 31 December of each year which is the year end of VOF Warmtekracht. The last audited financials were to 31 December 2006.

Timber IV

        In 1998, our interests in timberlands located in Maine and certain equipment and machinery were sold to a third party timber company, Plum Creek Timberlands LLP, in exchange for cash of US$3 million and three promissory notes receivable in the aggregate amount of US$171 million. In 1999, Sappi contributed these promissory notes to a special purpose entity ("SPE"). The promissory notes were pledged as collateral for the SPE to issue bonds to investors in the amount of US$156 million. The SPE is bankruptcy remote and serves to protect the investors in the notes from any credit risk relating to Sappi Limited by isolating cash flows from the Plum Creek notes receivable. The structure was set up to raise funding using the promissory notes as collateral in a manner that would not result in either debt or the Plum Creek Timberlands LLP notes being reflected on balance sheet. This would not be the case if we monetised the promissory notes through an issuance of secured notes directly or by an entity that was required to be consolidated in our financial statements under the applicable accounting principles. In 2001, Sappi contributed its interest in the SPE to a limited liability company in exchange for 90% of the outstanding limited liability membership interest. All voting control of the limited liability company is controlled by an unrelated investor that therefore has not been consolidated by Sappi in its financial statements. The SPE is not consolidated in our financial statements because we have taken the position that it is controlled by an unrelated investor which has sufficient equity capital at risk. Sappi's investment in the SPE is US$11 million as of September 2007 (2006: US$19 million).

        The Limited Liability Company Agreement dated 04 May 2001 between Sappi and the unrelated investor has been revised as follows:

  •
  a waiver has been granted for any administrative breach in respect of past distributions to the extent that they may have violated return of capital restrictions; and

  •
  an allowance was made for the distribution to the members, prior to 04 May 2007 of amounts received by the Company in respect of the bond that was due in February 2007.

        The SPE may not be liquidated prior to repayment of the bonds it issued. The first tranche of the bonds matured on 11 February, 2007. The SPE distributed to the limited liability company the net proceeds (US$6 million) for the first repayment receivable (US$71 million) and the bonds (US$65 milion). The limited liability company distributed these proceeds to its members. The remaining bonds mature in 2 further tranches on 11 February, 2009, and 11 February, 2011. Sappi may not redeem its investment in the SPE (via its ownership interest in the limited liability company) prior to complete repayment of the bonds issued by the SPE and our investment has a subordinate interest to the payment of the outstanding bonds. We have not guaranteed the obligations of the SPE and the holders of the notes payable issued by the SPE have no recourse to us.

        The financial statements of Timber IV are to 30 September of each year which is the year end of our associate. The results are unaudited.

        The directors believe that the book values of the joint ventures and associates equates to the market values.

15.  OTHER NON-CURRENT ASSETS

	2007	2006
	US$ million
Loans to the Sappi Limited Share Incentive Trust participants	8	8
Financial assets*	25	31
Post-employment benefits—pension asset (refer note 28)	118	18
Other loans	14	4

	165	61

*
Details of investments are available at the registered offices of the respective companies

16.  INVENTORIES

	2007	2006
	US$ million
Raw materials	145	138
Work in progress	58	53
Finished goods	328	346
Consumable stores and spares	181	162

	712	699

        Included in the above are raw materials of US$1 million (September 2006: US$12 million), work in progress of US$1 million (September 2006: US$9 million), finished goods of US$27 million (September 2006: US$47 million) and consumable stores of US$121 million (September 2006: US$98 million) which have been written down to net realisable value. The amount of inventories written down to net realisable value to the income statement amounted to US$12 million (2006:

US$19 million). An amount of US$1 million (September 2006: US$1 million) in respect of the finished goods inventory write-down for the prior year was reversed in the current year due to changing market conditions.

        The cost of inventories recognised as an expense and included in cost of sales amounted to US$4,150 million (September 2006:US$3,984 million).

17.  TRADE AND OTHER RECEIVABLES

	2007	2006
	US$ million
Trade accounts receivable, gross	566	497
Provision for impairment	(13)	(17)

Trade accounts receivable, net	553	480
Prepayments and other receivables	100	93

	653	573

        Prepayments and other receivables primarily represent prepaid insurance and other sundry receivables.

17.1 Reconciliation of the provision for impairment

	2007	2006
	US$ million
Opening balance	17	17
Impairment provision utilised	(4)	—

Closing balance	13	17

        An allowance has been made for estimated irrecoverable amounts from the sale of goods of US$13 million (2006: US$17 million). This allowance has been determined by reference to past default experience.

17.2 Analysis of amounts past due

        The following provides an analysis of the amounts that are past the due contractual maturity dates:

	2007	2006
	US$ million
Less than 30 days	29	41
Between 30 to 90 days	4	4
Between 91 to 180 days	3	4

Greater than 181 days	2	3

	38	52

        All amounts due which are beyond their contractual repayment terms are reported to regional management on a daily basis. Any provision for impairment is required to be approved by the regional credit controller. All provisions for impairment greater than US$50,000 are required to be approved by regional management.

        The group has a provision of US$6 million (2006: US$9 million) against trade receivables that are past due.

17.3 Fair Value

        The directors consider that the carrying amount of trade and other receivables approximates their fair value.

17.4 Trade receivables pledged as security

        Trade receivables with a value of US$415 million (2006: US$407 million) have been pledged as collateral for amounts received from the banks in respect of the securitisation programme. The value of the associated liabilities at year end amounted to US$354 million (2006: US$347 million). The group is restricted from selling and repledging the trade receivables that have been pledged as collateral for the liability.

17.5 Off balance sheet structures

Letters of credit discounting

        To improve the group working capital, the group discounts certain Letters of Credit with ABN AMRO Hong Kong at every financial quarter end on a non recourse basis. This programme allows the group to obtain financing and receive payment upon shipment of goods, based on trade transaction documents. The bank will purchase a sight bill of exchange (or sight Letter of Credit) or a usance bill of exchange (or usance Letter of Credit) at a discount in line with current market rates.

"Scheck-Wechsel"

        The Scheck-Wechsel is a financial guarantee supplied to the bank of certain trade debtors who wish to obtain a loan to finance early payment of trade receivables thereby benefiting from an early settlement discount. By signing the Scheck-Wechsel, Sappi provides a financial guarantee to the bank of the customer. This financial guarantee contract falls under the scope of IAS 39 Financial Intruments.

        This financial guarantee contract is initially recognized at fair value. There is no evidence that the customer will not reimburse its loan to the bank. There is also no guarantee fee due by the bank and the Scheck-Wechsel is a short term instrument (maximum 90 days). Therefore the fair value at inception is immaterial. Subsequently the financial guarantee contract is measured at the higher of:

          (i)    the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and

          (ii)    the amount initially recognized less any cumulative amortization.

        As no default event has occurred no provision is set up and the fair value at year-end remains immaterial. However according to IAS 37 a contingent liability of US$20 million has been disclosed in this respect.

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

        Sappi sells the majority of its ZAR receivables to a SPE managed by Rand Merchant Bank that issues commercial paper to finance the purchase of the receivables. Sappi retains a small proportion of the credit risk attached to each underlying receivable. Sappi is responsible for the collection of all amounts that are due from the customer. The purchase price of these receivables is adjusted dependent on the timing of the payment received from the client. The rate of discounting that is charged on the receivables is JIBAR (Johannesburg Inter Bank Asking Rate) plus 93 basis points spread. This structure is currently treated as an off balance sheet arrangement.

        We have no obligation to repurchase any receivables which may default and do not guarantee the recoverability of any amounts over and above the first tier loss provisions. The total amount of trade receivables sold at the end of September 2007 amounted to US$144 million (September 2006: US$107 million). Details of the securitisation programme at the end of fiscal 2007 and 2006 are disclosed in the tables below.

        If this securitisation facility was to be terminated, we would discontinue further sales of trade receivables and would not incur any losses in respect of receivables previously sold in excess of our first tier loss amounts. There are a number of events which may trigger termination of the facility, amongst others, an unacceptable amount of defaults; terms and conditions of the agreements not being met; or breaches of various credit insurance ratios (not applicable to all programmes). The impact on liquidity varies according to the terms of the agreement; generally however, future trade receivables would be recorded on balance sheet until a replacement agreement was entered into.

        Details of the securitisation facility at September are set out below:

Bank	Currency	Value	Facility	Discount charges
2007
Rand Merchant Bank	ZAR	ZAR993 million	Unlimited*	Linked to 3 month JIBAR
2006
Rand Merchant Bank	ZAR	ZAR828 million	Unlimited*	Linked to 3 month JIBAR

*
The facility in respect of the securitisation facility is unlimited, but subject to the sale of qualifying receivables to the SPE.

        The expense with regard to the securitization programme and the letter of credit discounts have been recognised in selling, general and administrative expenses (refer note 4).

        Details of the on-balance sheet securitisation facilities are described in note 21.

        A significant portion of the group's sales and accounts receivable are from major groups of customers. Two (2006: one) of the group's major customers, represent more than 10% of our sales during the year ended September 2007. These sales were recorded in Sappi Fine Paper. The sales for the year ended September 2007 amounted to US$1,143 million (one customer 2006: US$651 million). The trade receivables balance, net of securitisation, outstanding on balance sheet at September 2007 was US$49 million (September 2006: one customer US$58 million). Where appropriate, credit insurance has been taken out over the group's trade receivables.

        None of the group's other receivable financial instruments represent a high concentration of credit risk because the group has dealings with a variety of major banks and customers world-wide.

        The group has the following amounts due from single customers:

	2007			2006
	No of customers	US$m	Percentage	No of customers	US$m	Percentage
Greater than US$10 million	7	106	19%	7	104	21%
Greater than US$5 million	11	70	13%	8	47	9%
Less than US$5 million	1,788	377	68%	2,036	346	70%

	1,806	553	100%	2,051	497	100%

        All of the trade receivables, with balances of greater than US$5 million as at year end have not breached their contractual maturity terms. No impairment charges have been recognized in respect of customers who owe the group more than US$5 million.

        (Refer note 31 for further details on credit risk.)

18.  ORDINARY SHARE CAPITAL AND SHARE PREMIUM

	2007	2006
	US$ million
Authorised share capital:
325,000,000 (September 2006: 325,000,000) shares of ZAR1 each
Issued share capital:
239,071,892 (September 2006: 239,071,892) shares of ZAR1 each	34	29
Share premium	791	686

	825	715

        Included in the issued ordinary shares above are 10,600,811 (September 2006: 12,077,861) shares held as treasury shares by group entities, including the Sappi Limited Share Incentive Scheme (the "Scheme"). These may be utilised to meet the requirements of the Scheme.

        The movement in the number of treasury shares is set out in the table below:

	Number of shares
	2007	2006
Treasury shares at beginning of year (including Scheme shares)	12,077,861	13,201,014
Treasury shares issued to participants of the Scheme	(1,477,050)	(1,123,153)

-Share options (per note 30)	(1,046,800)	(610,303)
-Allocation shares (per note 30)	(450,650)	(527,300)
-Scheme shares forfeited, released and other	20,400	14,450

Treasury shares at end of year	10,600,811	12,077,861

        Under the authority granted at the annual general meeting of the company's shareholders held on 05 March 2007, the company's directors were authorised to issue 24,000,000 shares comprising unissued shares and or treasury shares to such person or persons on such terms and conditions as they may determine. The authority expires at the next annual general meeting, unless renewed thereat.

        Sappi has a general authority to purchase its shares up to a maximum of 10% of the issued ordinary share capital in any one financial year. This is in terms of the annual general meeting of shareholders on 05 March 2007. The general authority is subject to the Listings Requirements of the JSE Limited and the Companies Act No 61 of 1973 of South Africa, as amended.

        Included in the 85,928,108 unissued shares and in the 239,071,892 issued shares are a total of 19,000,000 shares which may be used to meet the requirements of the Sappi Limited Share Incentive Scheme ("the Scheme") and/or the Sappi Limited Performance Share Incentive Plan ("the Plan"). In terms of the rules of the Scheme and the Plan the maximum number of shares which may be acquired in aggregate by the Scheme and/or the Plan and allocated to participants of the

Scheme and/or the Plan from time to time is 19,000,000 shares. Sappi is obliged to reserve and keep available at all times out of its authorised but unissued share capital such number of shares (together with any Treasury shares held by Sappi subsidiaries which may be used for the purposes of the Scheme and/or the Plan) as shall then be required in terms of the Scheme and/or the Plan. Authority to use treasury shares for the purposes of the Scheme and/or the Plan was granted by shareholders at the annual general meeting held on March 5, 2007.

        Since March 1994, 8,223,372 (September 2006: 7,347,868) shares have been allocated to the Scheme participants and paid for and 5,980,162 (September 2006: 7,969,312) shares have been allocated to the Scheme participants and not yet paid for. In terms of the Plan, 3,885,900 (September 2006: 2,174,400) shares have been allocated to the Plan participants and remain unpaid for.

        Shares allocated and accepted more than ten years ago are added back to the number of shares that the Scheme and/or the Plan may acquire.

        The net after tax shortfall on sale of treasury shares to participants written off against share premium for September 2007 was US$1 million (September 2006: US$2 million).

19.  RECONCILIATION OF CHANGES IN EQUITY

	Number of ordinary shares	Ordinary share capital	Share premium	Ordinary share capital and share premium	Non-distributable reserves	Foreign currency translation reserve	Retained earnings	Total
	US$ million
Balance—September 2004	226.9	35	836	871	133	—	946	1,950
Transfer from distributable reserves	—	—	—	—	(44)	—	44	—
Share-based payments	—	—	—	—	10	—	—	10
Share buybacks less transfers to Sappi Limited Share Incentive Trust	(1.0)	—	(14)	(14)	—	—	—	(14)
Total recognised income (expense)	—	—	10	10	(4)	2	(297)	(289)
Dividends—US$0.30 per share*	—	—	—	—	—	—	(68)	(68)

Balance—September 2005	225.9	35	832	867	95	2	625	1,589
Transfer to distributable reserves	—	—	—	—	5	—	(5)	—
Share-based payments	—	—	—	—	6	—	—	6
Share buybacks less transfers to Sappi Limited Share Incentive Trust	1.1	—	5	5	—	—	—	5
Total recognised income (expense)	—	(6)	(151)	(157)	3	(35)	43	(146)
Dividends—US$0.30 per share*	—	—	—	—	—	—	(68)	(68)

Balance—September 2006	227.0	29	686	715	109	(33)	595	1,386
Transfer from distributable reserves	—	—	—	—	(13)	—	13	—
Share-based payments	—	—	—	—	5	—	—	5
Share buybacks less transfers to Sappi Limited Share Incentive Trust	1.5	—	14	14	—	—	—	14
Total recognised income	—	5	91	96	13	42	328	479
Dividends—US$0.30 per share*	—	—	—	—	—	—	(68)	(68)

Balance—September 2007	228.5	34	791	825	114	9	868	1,816
Note reference:				18	20

*
Dividends relate to the previous financial year's earnings but were declared subsequent to year-end.

20.  NON-DISTRIBUTABLE RESERVES

	2007	2006
	US$ million
Reduction in capital arising from the transfer of share premium under a special resolution dated 14 April 1975	1	1
Capitalisation of distributable reserves	15	13
Legal reserves in subsidiaries	66	71
Share-based payment reserve	32	24

	114	109

	2007					2006
US$ million	Capital reduction	Capitalisation reserve	Legal reserves	Share based payment reserve	Total	Capital reduction	Capitalisation reserve	Legal reserves	Share based payment reserve	Total
Opening balance	1	13	71	24	109	1	12	62	20	95
Transfer from retained income	—	—	—	—	—	—	—	5	—	5
Release to retained income	—	—	(13)	—	(13)	—	—	—	—	—
Share-based payment expense	—	—	—	5	5	—	—	—	6	6
Translation difference	—	2	8	3	13	—	1	4	(2)	3

	1	15	66	32	114	1	13	71	24	109

        The amounts recorded as "Capitalisation of distributable reserves" and "Legal reserves in subsidiaries" represent equity of the company that is not available for distribution as a result of appropriations of equity by subsidiaries and legal requirements, respectively.

21.  INTEREST-BEARING BORROWINGS

	2007	2006
	US$ million
Secured borrowings
-Mortgage and pledge over trade receivables and certain assets (refer note 25 for details of encumbered assets)	457	459
-Capitalised lease liabilities (refer note 25 for details of encumbered assets)	41	42

Total secured borrowings	498	501
Unsecured borrowings	2,101	1,827
Total borrowings (refer note 31)	2,599	2,328
Less: Current portion included in current liabilities	771	694

	1,828	1,634

        The repayment profile of the interest-bearing borrowings is as follows:

	2007	2006
	US$ million
Payable in the year ended September:
2007	—	694
2008*	771	66
2009	19	10
2010	69	62
2011	623	553
2012 (September 2006: thereafter)	619	943
Thereafter	498

	2,599	2,328

*
Included in the US$771 million reflected as payable in 2008 is US$354 million debt relating to securitisation funding (2006: US$347 million included in US$694 million) which has the character of a revolving facility and therefore has no fixed repayment date, subject to the continued sale of qualifying receivables.

Capitalised lease liabilities

        Finance leases are primarily for plant and equipment. Lease terms generally range from 5 to 10 years with options to make early settlements or renew at varying terms. At the time of entering into capital lease agreements, the commitments are recorded at their present value using applicable interest rates. As of September 2007, the aggregate amounts of minimum lease payments and the related imputed interest under capitalised lease contracts payable in each of the next five financial years and thereafter are as follows:

	2007			2006
	Minimum lease payments	Interest	Present value of minimum lease payments	Minimum lease payments	Interest	Present value of minimum lease payments
	US$ million
Payable in the year ended September:
2007	—	—	—	11	(4)	7
2008	13	(3)	10	11	(4)	7
2009	12	(5)	7	10	(3)	7
2010	5	(3)	2	4	(2)	2
2011	5	(2)	3	4	(2)	2
2012 (September 2006: thereafter)	5	(1)	4	21	(4)	17
Thereafter	18	(3)	15	—	—	—

Total future minimum lease payments	58	(17)	41	61	(19)	42

        Set out below are details of the more significant non-current interest-bearing borrowings in the group at September 2007.

	Currency	Interest rate(10)	Principal amount outstanding	Balance sheet value	Security / Cession	Expiry	Financial covenants
Redeemable bonds
Public bond	US$	Variable(7)	US$500 million	US$470 million(2,3,6)	Unsecured	June 2012	No financial covenants
Public bond	US$	Variable(7)	US$250 million	US$230 million(2,3,6)	Unsecured	June 2032	No financial covenants
Town of Skowhegan	US$	Variable(7)	US$35 million	US$30 million(6)	Land and Buildings (partially)	October 2015	No financial covenants
Town of Skowhegan	US$	Variable(7)	US$28 million	US$28 million(6)	Land and Buildings (partially)	November 2013	No financial covenants
Michigan Strategic Fund and City of Westbrook	US$	Variable(7)	US$44 million	US$45 million(6)	Land and Buildings (partially)	January 2022	No financial covenants
Public bond	ZAR	Fixed	ZAR1,000 million	ZAR1,000 million	Unsecured	June 2013	No financial covenants
Public bond	ZAR	Fixed	ZAR1,000 million	ZAR998 million	Unsecured	October 2011	No financial covenants
Commercial Paper	ZAR	Variable	ZAR195 million	ZAR195 million(9)	Unsecured	Revolving facility	No financial covenants
Secured loans
State Street Bank(11)	EUR	Variable	EUR147 million	EUR147 million	Trade receivables	Revolving facility	EBITDA to net interest and net debt to capitalistion(5)
State Street Bank(11)	US$	Variable	US$75 million	US$75 million	Trade receivables	Revolving facility	EBITDA to net interest and net debt to capitalistion(5)
State Street Bank(11)	US$	Variable	US$70 million	US$70 million	Trade receivables	Revolving facility	EBITDA to net interest and net debt to capitalistion(5)
Capitalised leases
Standard Bank	ZAR	Fixed	ZAR85 million	ZAR85 million(1)	Plant & Equipment	October 2008	No financial covenants
Rand Merchant Bank	ZAR	Fixed	ZAR174 million	ZAR174 million(1)	Buildings	September 2015	No financial covenants

Unsecured bank term loans
Societe Generale	EUR	Fixed	EUR25 million	EUR25 million	October 2007	No financial covenants
Commerzbank	EUR	Fixed	EUR25 million	EUR25 million	October 2007	No financial covenants
Österreichische Kontrollbank	EUR	Fixed	EUR35 million	EUR35 million(1,2,8)	Revolving facility	EBITDA to net interest and net debt to capitalistion(5)
Österreichische Kontrollbank	EUR	Variable	EUR58 million	EUR58 million(1,8)	December 2007	No financial covenants
Österreichische Kontrollbank	EUR	Fixed	EUR400 million	EUR398 million(2,6,8)	December 2010	EBITDA to net interest and net debt to capitalistion(5)
ABN AMRO	US$	Fixed	US$18 million	US$18 million	May 2008	No financial covenants
Österreichische Kontrollbank	US$	Fixed	US$38 million	US$38 million(2,6,8)	June 2010	EBITDA to net interest and net debt to capitalistion(5)
Syndicated loan: agent is BNP Paribas	CHF	Variable	CHF165 million	CHF165 million(2,8)	June 2010	EBITDA to net interest and net debt to capitalistion(5)
Nedbank	ZAR	Fixed	ZAR348 million	ZAR348 million(1)	January 2011	No financial covenants
Commerzbank	ZAR	Fixed	ZAR145 million	ZAR145 million(1)	March 2010	No financial covenants
Calyon	ZAR	Variable	ZAR99 million	ZAR99 million(1,4)	October 2009	EBITDA to net interest and net debt to capitalistion(5)
RZB Bank	EUR	Fixed	EUR10 million	EUR10 million	December 2009	No financial covenants

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

(9)
The program limit of this unsecured facility is ZAR1 billion.

(10)
The nature of the variable rates for the group bonds is explained in note 31 to the financial statements. The nature of the interest rates is determined with reference to the underlying economic hedging instrument.

(11)
Trade receivables have been securitised for the amounts outstanding.

(12)
A detailed reconciliation of total interest-bearing borrowings has been performed in note 31.

        The analysis of the currency per debt is:

	Local currency million	US$ million
US$	1,015	1,015
Swiss Franc	165	142
EURO	700	999
ZAR	3,044	443

		2,599

        Sappi Limited's borrowings are raised through four group entities, namely; Sappi Papier Holding GmbH, Sappi International SA, Sappi Trading Pulp AG and Sappi Manufacturing (Pty) Limited.

Other restrictions

        As is the norm for bank loan debts, a portion of Sappi Limited's financial indebtedness is subject to cross default provisions. Breaches in bank covenants in certain subsidiaries, if not corrected in time, might result in a default in group debt, and in this case, a portion of Sappi Limited consolidated liabilities might eventually become payable on demand.

        During fiscal 2007 and 2006 we were in compliance with the financial covenants relating to the material loans payable as well as all revelant test dates. Regular monitoring of compliance with applicable covenants occurs. If there is a possible breach of a financial covenant in the future, negotiations are commenced with the applicable institutions before such breach occurs. In this respect the following waivers have been obtained related to reporting of the secured securitisation borrowing:

        During fiscal 2006, SD Warren (SDW), part of Sappi Fine Paper North America, became aware of an issue relating to its accounts receivable securitization program. Since September 2002, the sale of intercompany receivables from SDW to SD Warren Finance Company (Finco) had not been reflected in the Finco financial statements. The sale of intercompany receivables is required under the first step agreement between SDW, Cloquet and Finco. (In September 2002, SDW amended its securitization agreement with State Street Bank to eliminate the securitisation of intercompany receivables). Though the issues had no financial or negative impact on external parties to the securitisation program, it was determined that breaches of various covenants under both the first step agreement and the securitisation agreement with State Street Bank existed. SDW and Cloquet received a waiver dated 15 August 2006 to address the breaches. It was determined that the omission of the sale of intercompany receivables in Finco's financial statements required a restatement of Finco's financial statements for fiscals 2003, 2004 and 2005.

        In the course of assessing the situation described above SDW and Cloquet became aware of various other breaches of covenants under the securitisation program. During fiscal 2007, SDW and Cloquet obtained waivers and amendments to the receivables purchase agreement to address these matters and to extend certain dates within the program. Amendments and a waiver were executed for the following:

  •
  to extend, for the fiscal period ending 26 November 2006, the reporting date from 05 December 2006 to 19 December 2006 and the settlement date from 08 December 2006 to 22 December 2006; and

  •
  address breaches that were identified including the computation and reporting for "dilution" in month-end and cash settlement reporting disclosures and the timing of cash settlements with the purchaser when amounts owed/due exceeded US$5 million during the period; and

  •
  to extend the expiration date of the agreement for three-months to 31 March 2007.

        The group is currently in compliance with these revised terms of the program.

Borrowing facilities secured by trade receivables

        The group undertakes several trade receivables securitization programs due to the cost effectiveness of the structures. These structures, with the exception of the South African scheme, are treated on balance sheet, with a corresponding liability (external loan) being recognized and corresponding interest is recognized as finance cost.

        The trade receivables are legally transferred, however most of the market risk (foreign exchange risk and interest rate risk) and the credit risk is retained by Sappi. As a consequence based on the risks and rewards evaluation these securitizations do not qualify for de-recognition under IAS 39. Under US GAAP they continue to be de-recognized because the receivables are legally transferred and a true sale has occurred.

        Further detail of the value of trade receivables pledged as security for these loans is included in note 17 of the financial statements.

Sappi Fine Paper North America

        Sappi sells the majority of its US$ denominated receivables to Galleon Capital LLC on a non recourse basis. Credit enhancement includes a 3% deferred purchase price (DPP) plus a letter of credit in the amount of US$11 million under the assumption that all obligors with an exposure above 3% are insured and that the non-insured portion of the insured receivables (Sappi is responsible for the collection of all amounts that are due from the customer). The rate of discounting charged on the receivables is LIBOR (London Inter Bank Offer Rate) plus a margin (for receivables to customers located in OECD countries) or plus a further margin (for receivables to customers located in non-OECD countries).

Sappi Fine Paper Europe

        Sappi sells the majority of its EUR, GBP, USD, DKR, SEK, NOK and SFR denominated receivables to Galleon Capital LLC on a non recourse basis. Credit enhancement is calculated by deducting a deferred purchase price (DPP) of 14%. Sappi is responsible for the collection of all amounts that are due from the customer. The rate of discounting that is charged on the receivables is EURIBOR (European Inter Bank Offer Rate) plus a margin (for receivables to customers located in OECD countries) or plus a further margin (for receivables to customers located in non-OECD countries).

Sappi Trading

        Sappi sells the majority of its US$denominated receivables to Galleon Capital LLC on a non recourse basis. Credit enhancement is calculated by deducting a deferred purchase price (DPP) of 14%. A letter of credit is issued by Sappi to Galleon Capital LLC as a guarantee for funding of excess concentrations if this would be the case. Sappi is responsible for the collection of all amounts that are due from the customer. The rate of discounting that is charged on the receivables is LIBOR (London Inter Bank Offer Rate) plus a further margin (for receivables to customers located in OECD countries) or plus a margin (for receivables to customers located in non-OECD countries).

Non-utilized facilities

        The group monitors its availabilty to funds on a weekly basis.The group treasury committee determines the amount of unutilised facilities to determine the headroom which it currently operates in. The net cash balances included in current assets and current liabilities are included in the determination of the headroom available.

Non-utilized committed facilities

	Currency	Interest rate	2007	2006
			US$ million
Commercial Paper*	ZAR	Variable (JIBAR)	1	26
Syndicated loan**	EUR	Variable (EURIBOR)	713	628

			714	654

*
Commercial paper program sponsored by Investec for a committed liquidity facility of ZAR200 million for each further issue. The remainder of the unutilised portion of the total ZAR1 billion program facility has been included under uncommitted facilities disclosed below.

**
Syndicated loan with a consortium of banks with BNP Paribas as agent with a total revolving facility available of EUR600 million, which are subject to net finance cost cover and debt to total capitalisation ratio financial covenants which relate to the Sappi Limited Group.

        These committed facilities represent amounts that the group could utilise. The syndicated loan facility matures in July 2010 and the commercial paper facility is ongoing without precise maturity date. We have paid a total commitment fee of US$1.7 million (2006 US$1.4 million) in respect of the syndicated loan facility.

Non-utilized uncommitted facilities

Geographic region	Currency	Interest rate	2007	2006
Southern Africa	ZAR	Variable (JIBAR)	150	108
Europe	EUR	Variable (EURIBOR)	277	187
Europe	USD	Variable (LIBOR)	69	120

			496	415

Fair value

        The fair value of all interest bearing-borrowing is disclosed in note 31 on financial instruments.

22.  OTHER NON-CURRENT LIABILITIES

	2007	2006
	US$ million
Post-employment benefits—pension liability (refer note 28)	144	246
Post-employment benefits other than pension liability (refer note 29)	181	166
Long-term employee benefits	10	9
Workmen's compensation	6	6
Long service awards	19	17
Land restoration obligation	16	15
Deferred income	1	2
Other	7	11

	384	472

23.  PROVISIONS

	2007	2006
	US$ million
Summary of provisions:
Restructuring provisions	16	41
Other provisions

Balance at beginning of year	4	5
Increase in provisions	—	1
Utilised	(2)	—
Released during the year	(1)	(1)
Transfer to accruals	—	(1)
Translation effect	1	—

Balance at end of year	2	4

Balance at September 2007*	18	45

*
These are all current liabilities

        The following is an analysis of other provisions:

	2007	2006
	US$ million
General liability	1	1
Disputes	—	1
Sundry	1	2

	2	4

	Severance, retrenchment & related costs	Lease cancellation & penalty costs	Other restructuring	Total
Restructuring provisions
Balance at September 2005*	13	1	1	15
Increase in provisions	43	—	2	45
Utilised	(13)	(1)	(2)	(16)
Released during the year	(4)	—	—	(4)
Translation effect	1	—	—	1

Balance at September 2006*	40	—	1	41
Increase in provisions	6	—	1	7
Utilised	(16)	—	(1)	(17)
Released during the year	(17)	—	—	(17)
Other movements	(1)	—	—	(1)
Translation effect	3	—	—	3

Balance at September 2007*	15	—	1	16

*
These are all included in current liabilities

September 2007 Restructuring Plans

Sappi Fine Paper North America

        Muskegon Mill:    In 2007 Sappi Fine Paper North America completed its plan of restructuring the Muskegon Mill. The total number of remaining employees who were expected to be affected by the restructuring plan was 23 at the beginning of fiscal 2007. All these employees were impacted by the plan by the end of the year. Approximately half of the provision of US$1 million that remained at the end of fiscal 2006 was utilised to provide severance and related costs and the remainder was reversed.

        Regional head office:    All the remaining activities of the restructuring plan relating to the regional head office were completed during fiscal 2007.

Sappi Fine Paper Europe

        Regional restructuring:    The regional restructuring plan was introduced in fiscal 2006. The original number of employees expected to be impacted by this plan was 650. From a total of 650, 450 employees were expected to receive termination benefits. The remaining number of 200 comprised employees who were employed on a contractual basis as well as employees nearing retirement. The number of employees expected to receive termination benefits was revised from 450 to 357 of which 251 were already impacted by the restucturing plan at the end of September 2007. The total provison relating to the restructuring plan is approximately US$15 million at the end of fiscal 2007.

September 2006 Restructuring Plans

Sappi Fine Paper North America

        Muskegon Mill:    During the financial year ended September 2005, Sappi Fine Paper North America announced the shutdown of one of its coated paper machines and closure and mothball of the pulp mill. The restructuring plan was expected to affect 362 Muskegon mill employees and the remaining severance and other exit costs at September 2005 amounted to approximately US$12 million. During fiscal year 2006, the total number of people expected to be impacted by this plan was reduced to 345 of which 322 had been impacted by the end of the year. An amount of US$8 million was utilized to provide for severance and other exit and mothball activities and US$3 million was reversed for provisions no longer required for these obligations. As a result, the balance remaining in respect of these severance and related costs amounted to approximately US$1 million.

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

24.  NOTES TO THE CASH FLOW STATEMENT

24.1 Cash generated from operations

	2007	2006	2005
	US$ million
Profit (loss) after taxation per income statement	202	(4)	(184)
Adjustment for:
—Depreciation	374	390	422
—Fellings	70	74	66
—Amortisation	1	2	2
—Taxation charge (benefit)	47	(1)	(5)
—Net finance costs	134	130	80
—Other asset impairments (reversals) and write-offs	2	(14)	232
—Fair value adjustment gains and growth on plantations	(130)	(104)	(118)
—Increase in post employment benefits	(101)	(68)	—
—Other non-cash items	(14)	(9)	74

	585	396	569

24.2 Increase in working capital

	2007	2006	2005
	US$ million
Decrease (increase) in inventories	44	(3)	3
(Increase) decrease in receivables	(38)	(3)	62
Increase (decrease) in payables	54	(11)	(95)

	60	(17)	(30)

24.3 Finance costs paid

	2007	2006	2005
	US$ million
Gross interest and other finance costs	(173)	(162)	(161)
Net foreign exchange gains	13	7	5
Net (loss) profit on marking to market of financial instruments	(9)	(3)	39
Non-cash movements included in items above	(14)	(6)	(45)

	(183)	(164)	(162)

24.4 Taxation paid

	2007	2006	2005
	US$ million
Amounts unpaid at beginning of year	(101)	(120)	(136)
Translation effects	(12)	9	(1)
Amounts charged to the income statement	(38)	(5)	(45)
Reversal of non-cash movements	(1)	2	19
Amounts unpaid at end of year	125	101	120

Cash amounts paid	(27)	(13)	(43)

24.5 Replacement of non-current assets

	2007	2006	2005
	US$ million
Property, plant and equipment	(116)	(160)	(183)

24.6 Proceeds on disposal of non-current assets

	2007	2006	2005
	US$ million
Book value of property, plant and equipment disposed of	23	2	15
Profit (loss) on disposal	27	2	(10)

	50	4	5

24.7 Cash and cash equivalents

	2007	2006	2005
	US$ million
Cash and deposits on call	354	218	361
Money market instruments	10	6	6

	364	224	367

25.  ENCUMBERED ASSETS

        The book values of assets which are mortgaged, hypothecated or subject to a pledge as security for borrowings, subject to third party ownership in terms of capitalised leases or suspensive sale agreements are as follows:

	2007	2006
	US$ million
Land and buildings	24	166
Plant and equipment	28	377
Trade receivables	415	407

	467	950

        Suspensive sale agreements are instalment sale agreements which the group has entered into in respect of certain property, plant and equipment and the assets purchased are encumbered as security for the outstanding liability until such time as the liability is discharged.

        A significant portion of the assets at Cloquet mill are subject to several long-term, cross-border leases assumed at the time of its acquisition in May 2002. Under the lease arrangements, the previous owner sold assets to an unrelated third party, leased the assets back, and made an upfront lease payment. As a result, no future lease payments are required under the agreement. The Company has the right to acquire full ownership of these assets at the end of the lease term. Early termination of the lease may occur under three different scenarios; namely, under Scenario A payment would be made by Sappi as a result of the following events: voluntary early termination, termination due to default and total loss of plant and equipment without substitution; under Scenario B payment would be made by Sappi as a result of changes in statute rendering the agreement illegal or unenforceable; and under Scenario C the lease naturally expires or early termination is triggered by the lessor. As at September 2007 the termination value of this lease is approximately US$10 million (September 2006: US$11 million).

        (Refer to note 10 for details on property, plant and equipment)

26.  COMMITMENTS

	2007	2006
	US$ million
Capital commitments
Contracted but not provided	188	294
Approved but not contracted	249	255

	437	549

        Future forecasted cashflows of capital commitments:

	2007	2006
	US$ million
2007	—	274
2008	389	275
2009	33	—
Thereafter	15	—

	437	549

        The capital expenditure will be financed by funds generated by the business, existing cash resources and borrowing facilities available to the group.

Lease commitments

        Future minimum obligations under operating leases:

	2007	2006
	US$ million
Payable in the year ended September:
2007	—	54
2008	112	43
2009	14	34
2010	10	24
2011	5	21
2012 (September 2006: thereafter)	2	34
Thereafter	2	—

	145	210

        Future minimum obligations under operating leases include the following two significant arrangements:

        Sale and Lease Back of the Somerset Paper Machine:    In 1997 we sold one of our paper machines at our Somerset Mill for US$150 million and entered into a leaseback arrangement. This transaction diversified our sources of funding and provides a longer-term horizon to our repayment profile. This qualifies as an operating lease under the applicable accounting principles. The lease term expires after 15 years, and we have an option to either return the paper machine; renew the lease for at least 2 years, but for no longer than 80% of its remaining useful life; or repurchase it at its fair market value at the end of the lease term. An option exists to repurchase the paper machine at an earlier date of 29 January 2008 for the original purchase price multiplied by a factor of 50.10%. To exercise the option, we must provide notice of between 180 and 360 days prior to the early buy-out date. We have notified the lessor of our intent to exercise the buy-out option under the lease agreement on 29 January 2008 at the stipulated amount of US$75 million.There is no right of refusal associated with the early buy-out option. The future minimum obligations under this lease are included in the amounts presented above.

        Westbrook Cogeneration Agreement:    In 1982 a cogeneration facility was installed adjacent to our Westbrook Mill at a cost of US$86 million, to supply steam and electricity to the mill on a take-or-pay basis. We have taken the position that this is an operating lease. An unrelated investor owns the facility. The agreement expires in 2008 and we have an option to purchase the facility at the end of the basic term or any renewal term, at its fair market value at that time. We have notified the lessor of our intent to purchase the asset at the end of the basic term (15 July 2008) at its fair market value. Together with the lessor we are evaluating the fair market value of the asset. We also have a right of first refusal to buy the facility should the owner elect to sell it. The future minimum obligations under this arrangement are included in the amounts presented above.

        Environmental matters:    Further information on capital committments relating to environmental matters can be found in note 34.

27.  CONTINGENT LIABILITIES

	2007	2006
	US$ million
Guarantees and suretyships	43	52
Other contingent liabilities	26	11

        Included under guarantees are bills of exchange where Sappi has guaranteed third party funding of payments to Sappi for certain German accounts receivables.

        Other contingent liabilities mainly relate to taxation queries to which certain group companies are subject. The increase in other contingent liabilities reflects management's revised estimate of reasonably possible losses which could arise from taxation queries to which certain group companies are subject. This includes an amount of US$16 million relating to the tax status of Sappi's Belgian coordination centre—refer note 33 for details. These could give rise to additional taxation costs. Management does not currently expect further material costs to arise.

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

28.  POST-EMPLOYMENT BENEFITS—PENSIONS

Defined contribution plans

        The group operates eleven defined contribution retirement benefit schemes covering all qualifying employees. The assets of the schemes are held separately from those of the group in funds under the control of trustees. In addition the group participates in a country-wide union scheme open to eligible employees in South Africa.

        The total cost charged to the income statement of US$18 million (September 2006: US$10 million) represents contributions payable to these schemes by the group based on the rates specified in the rules of these schemes. As at September 2007 and September 2006 no contributions were due in respect of the current reporting period that had not yet been paid over to the schemes.

Defined benefit plans

        The group operates eight large defined benefit pension plans plus a number of smaller plans. This includes plans closed to new entrants as well as plans closed for future accrual for existing members. Those plans open to new entrants or future accrual cover all qualifying employees. Such plans have been established in accordance with applicable legal requirements, customs and existing circumstances in each country. Benefits are generally based upon compensation and years of service. With the exception of our German and Austrian operations, the assets of these schemes are held in separate trustee administered funds which are subject to varying statutory requirements in the particular countries concerned. In terms of these requirements, periodic actuarial valuations of these funds are performed by independent actuaries. The number of active members in schemes is approximately 8,000.

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

        All obligations and assets were measured at the end of September for this financial year.

	2007				2006
	Southern Africa	Europe	North America	Total	Southern Africa	Europe	North America	Total
	US$ million
Change in present value of defined benefit obligation
Defined benefit obligations at beginning of year	256	819	438	1,513	301	846	442	1,589
Current service cost	10	11	7	28	9	16	7	32
Past service cost	—	—	1	1	—	(7)	9	2
Interest cost	24	39	25	88	23	34	23	80
Plan participants' contribution	4	—	—	4	5	1	—	6
Actuarial (gain) loss experience	(16)	7	(4)	(13)	—	(10)	3	(7)
Actuarial loss (gain) assumptions	20	(37)	(30)	(47)	6	(65)	(7)	(66)
(Gain) loss on curtailment and settlement	—	—	—	—	(13)	1	(18)	(30)
Benefits paid	(27)	(44)	(24)	(95)	(19)	(41)	(21)	(81)
Translation difference	34	94	—	128	(56)	44	—	(12)

Defined benefit obligation at end of year	305	889	413	1,607	256	819	438	1,513

Present value of wholly unfunded obligations	—	129	3	132	—	125	5	130
Present value of wholly and partly funded obligations	305	760	410	1,475	256	694	433	1,383
Change in fair value of plan assets
Fair value of plan assets at beginning of year	295	661	329	1,285	306	627	289	1,222
Expected return on plan assets	32	39	27	98	28	34	24	86
Actuarial gain (loss) on plan assets experience	40	(14)	15	41	35	(11)	3	27
Employer contribution	11	41	37	89	13	13	34	60
Additional employer contribution	—	1	—	1	—	1	—	1
Plan participants' contribution	4	—	—	4	5	1	—	6
Benefits paid	(27)	(44)	(24)	(95)	(19)	(41)	(21)	(81)
(Loss) gain on curtailment and settlement	—	—	—	—	(10)	1	—	(9)
Translation difference	43	79	—	122	(63)	36	—	(27)

Fair value of plan assets at end of year	398	763	384	1,545	295	661	329	1,285

Surplus (deficit)	93	(126)	(29)	(62)	39	(158)	(109)	(228)
Unrecognised past service cost	—	—	1	1	—	—	2	2
Pension asset surplus restriction	—	—	—	—	(41)	—	—	(41)

Recognised pension plan liability	93	(126)	(28)	(61)	(2)	(158)	(107)	(267)

	2007				2006				2005
	Southern Africa	Europe	North America	Total	Southern Africa	Europe	North America	Total	Southern Africa	Europe	North America	Total
	US$ million
Pension cost recognised in income statement
Current service cost	10	11	7	28	9	16	7	32	9	15	11	35
Past service cost	—	—	—	—	—	(7)	6	(1)	1	—	—	1
Fund administration costs	1	—	—	1	—	—	—	—	1	—	—	1
Interest cost	24	39	25	88	23	34	23	80	25	36	23	84
Expected return on plan assets	(32)	(39)	(27)	(98)	(28)	(34)	(24)	(86)	(28)	(31)	(22)	(81)
Amortisation of past service cost	—	—	1	1	—	(5)	—	(5)	—	(4)	1	(3)
(Gain) loss on curtailment and settlement	—	—	—	—	(3)	—	(18)	(21)	—	—	4	4

Pension cost charged to cost of sales and selling, general and administrative expenses	3	11	6	20	1	4	(6)	(1)	8	16	17	41

	2007				2006
	Southern Africa	Europe	North America	Total	Southern Africa	Europe	North America	Total
Actual return on plan assets	74	26	42	142	63	25	27	115
Actual return on plan assets (%)	25.0%	3.9%	12.9%		20.6%	4.0%	9.3%
Amounts recognised in the statement of recognised income and expense
Actuarial gains	36	16	49	101	29	65	7	101
Pension asset surplus release (restriction)	45	—	—	45	(43)	—	—	(43)
Cumulative amount of actuarial gains and losses recognised in the statement of recognised income and expense
Actuarial gains (losses)	82	(134)	(59)	(111)	1	(150)	(108)	(257)

	2007			2006
	Southern Africa	Europe	North America	Southern Africa	Europe	North America
Actuarial assumptions at balance sheet date:
Discount rate (%)	8.25	5.10 - 5.75	6.30	8.50	4.50 - 5.00	5.75
Compensation increase (%)	6.24	3.00 - 3.50	3.50	6.00	3.00 - 4.00	3.50
Expected return on assets (%)	9.66	5.00 - 6.75	8.25	10.50	5.50 - 6.00	8.25
Actuarial assumptions used to determine pension expense:
Discount rate (%)	8.50	4.50 - 5.00	5.75	8.10	3.25 - 5.00	5.50
Compensation increase (%)	6.00	3.00 - 4.00	3.50	5.49	2.50 - 4.00	3.50
Expected return on assets (%)	10.50	5.50 - 6.00	8.25	9.71	4.90 - 6.00	8.25

        The discount and salary increase rates can have a significant effect on the amounts reported. To illustrate, increasing the discount rate by 1% would decrease the projected benefit obligation by US$175 million and increasing the salary increase rate by 1% would increase the projected benefit obligation by US$35 million. Decreasing the discount rate by 1% would increase the projected benefit obligation by US$213 million and decreasing the salary increase rate by 1% would decrease the projected benefit obligation by US$43 million.

	2007	2006
	US$ million
Pension plan liability is presented on the balance sheet as follows:
Pension liability (refer note 22)	144	246
Pension asset (refer note 15)	(118)	(18)
Pension liability (included in other payables)	35	39

	61	267

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

        Plan fiduciaries set investment policies and strategies for the local trusts. Long-term strategic investment objectives include preserving the funded status of the trust and balancing risk and return while keeping in mind the regulatory environment in each region. The plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and rebalancing assets periodically. Target versus actual weighted average allocations (by region) are shown below:

	2007			2006
	Southern Africa	Europe	North America	Southern Africa	Europe	North America
	%	%	%	%	%	%
Target asset allocation by region
Equity	40.0	20.0 - 25.0	48.0	40.0 - 55.0	20.0 - 35.0	48.0
Debt Securities	44.0	50.0 - 70.0	22.0	15.0 - 30.0	60.0 - 75.0	22.0
Real Estate	—	0.0 - 5.0	—	—	0.0 - 5.0	—
Other	16.0	10.0 - 20.0	30.0	5.0 - 20.0	0.0 - 5.0	30.0
Actual asset allocation by region
Equity	55.0	22.8 - 24.0	38.2	49.0	19.0 - 35.0	47.6
Debt Securities	30.0	49.0 - 67.7	23.2	33.0	59.0 - 77.0	23.5
Real Estate	—	0.0 - 7.0	—	—	0.0 - 6.0	—
Other	15.0	9.5 - 20.0	38.6	18.0	0.0 - 4.0	28.9

        The expected company contributions for 2008 are US$73 million.

        Expected benefit payments for pension benefits are as follows:

	Southern Africa	Europe	North America	Total
	US$ million
Payable in the year ending September:
2008	11	43	22	76
2009	11	43	22	76
2010	11	45	22	78
2011	12	45	23	80
2012	12	46	24	82
Years 2013 - 2017	69	253	141	463

        Aggregate total of present value of the defined benefit obligation, fair value of assets and the surplus or deficit in the defined benefit plans for the current annual period and for the previous four annual periods:

        The deficit ignores any unrecognised adjustments.

	2007	2006	2005	2004	2003
	US$ million
Defined benefit obligations	1,607	1,513	1,589	1,420	1,274
Fair value of assets	1,545	1,285	1,222	1,081	941

Deficit	(62)	(228)	(367)	(339)	(333)

        Aggregate experience adjustments arising on plan liabilities and plan assets, shown in amounts

	2007	2006	2005	2004	2003
	US$ million
Plan liabilities gains (losses)	60	73	(141)	(35)	(77)
Plan assets gains (losses)	44	27	82	26	(20)

Net gains (losses)	104	100	(59)	(9)	(97)

29.  POST-EMPLOYMENT BENEFITS OTHER THAN PENSIONS

        The group sponsors two defined benefit post-employment plans that provide certain health care and life insurance benefits to eligible retired employees of the North American and South African operations. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of service.

        Actuarial valuations of all the plans are performed annually.

        The North American and the South African post-employment obligations were measured at the end of September 2007.

        The following schedule provides the plans' funded status and obligations for the group.

	2007			2006
	South Africa	North America	Total	South Africa	North America	Total
	US$ million
Change in present value of defined benefit obligation
Defined benefit obligations at beginning of year	61	103	164	69	109	178
Current service cost	1	2	3	1	3	4
Past service cost	—	(2)	(2)	—	(4)	(4)
Interest cost	6	5	11	5	6	11
Actuarial (gain) loss experience	(6)	(3)	(9)	3	(3)	—
Actuarial loss (gain) assumptions	13	(4)	9	—	1	1
Gain on curtailment and settlements	—	—	—	—	(3)	(3)
Benefits paid	(6)	(6)	(12)	(4)	(6)	(10)
Translation difference	9	—	9	(13)	—	(13)

Defined benefit obligation at end of year	78	95	173	61	103	164

Present value of wholly unfunded obligations
Deficit	(78)	(95)	(173)	(61)	(103)	(164)
Unrecognised past service cost	—	(6)	(6)	—	(6)	(6)

Recognised post employment benefit liability	(78)	(101)	(179)	(61)	(109)	(170)

	2007			2006			2005
	South Africa	North America	Total	South Africa	North America	Total	South Africa	North America	Total
	US$ million
Post employment benefit cost recognised in income statement
Current service cost	1	2	3	1	3	4	1	3	4
Interest cost	6	6	12	5	6	11	6	6	12
Amortisation of past service cost	—	(1)	(1)	—	—	—	—	(1)	(1)
(Gain) loss on curtailments & settlements	—	(1)	(1)	—	(3)	(3)	—	1	1

Net pension cost charged to cost of sales and selling, general and administrative expenses	7	6	13	6	6	12	7	9	16

	2007			2006
	South Africa	North America	Total	South Africa	North America	Total
Amounts recognised in the statement of recognised income and expense
Actuarial (losses) gains	(7)	7	—	(3)	2	(1)
Cumulative amount of actuarial gains and losses recognised in the statement of recognised income and expense
Actuarial losses	(24)	(31)	(55)	(17)	(38)	(55)
	2007		2006
	South Africa	North America	South Africa	North America
	%	%	%	%
Actuarial assumptions at balance sheet date:
Discount rate	8.25	6.30	8.50	5.75
Health care cost trend rates	6.75	9.50	6.50	10.00
which gradually reduce to an ultimate rate of	—	5.00	5.60	5.00
over a period of (years)	—	5	—	5
Actuarial assumptions used to determine net periodic benefit cost:
Discount rate (%)	8.50	5.75	8.10	5.50
Health care cost trend rates (%)	6.50	10.00	5.60	10.00

        The health care cost trend rates assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percent in each year would increase the accumulated post-employment benefit obligation (APBO) as of September 2007 by US$14 million (September 2006: US$13 million) and the aggregate of the service and interest cost components of net periodic post-employment benefit cost for the year then ended by US$1 million (September 2006: US$2 million).

	2007	2006
	US$ million
Post employment benefits other than pension liabilities are presented on the balance sheet as follows:
Post-employment benefits other than pension liability (refer note 22)	181	166
Post-employment benefits other than pension (included in other (receivables)/payables)	(2)	4

	179	170

        The expected employer contribution for 2008 is US$10 million.

        Expected benefit payments for other than pension benefits are as follows:

US$ million
Payable in the year ending September:
2008	11
2009	11
2010	11
2011	11
2012	12
2013 to 2017	65

121

        Aggregate total of present value of the defined benefit obligation, fair value of assets and the surplus or deficit in the defined benefit plans for the current annual period and previous four annual periods:

	2007	2006	2005	2004	2003
	US$ million
Defined benefit obligations	173	164	178	172	155

        Aggregate experience adjustments arising on plan liabilities and plan assets, shown in amounts US$ million

	2007	2006	2005	2004	2003
	US$ million
Plan liabilities losses	—	(1)	(7)	(8)	(11)

30.  SHARE-BASED PAYMENT

The Sappi Limited Share Incentive Trust and the Sappi Limited Performance Share Incentive Plan

        At the annual general meeting of shareholders held on 7 March 2005, shareholders adopted the Sappi Limited Performance Share Incentive Plan ("Plan") in addition to the Sappi Limited Share Incentive Trust ("Trust") which had been adopted on 2 March 2000, and fixed the aggregate number of shares which may be acquired by all participants under the Plan together with the Trust at 19,000,000 shares, which constitute 7.9% of the issued share capital of Sappi Limited.

The Sappi Limited Share Incentive Trust

        Under the rules of the Trust, participants may be offered the opportunity to acquire ordinary shares ("Trust shares"). This entails that Trust shares are sold by the Trust to participants on the basis that ownership thereof passes to the participant on conclusion of the contract but the purchase price is not payable immediately. Trust shares are registered in the name of the participants and will be pledged in favour of the Trust as security for payment of debt. Subject to certain limitations, a participant's outstanding share debt will bear interest at such rate as determined by the board of directors. Dividends on Trust shares are paid to the Trust and will be applied in the payment of such interest. Trust shares may only be released to participants as described below.

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

        Certain managerial employees are eligible to participate in the Trust. The amount payable by a participant for Trust Shares, Share Options or Allocation Shares is the closing price at which shares are traded on the JSE Limited on the trading date immediately preceding the date upon which the board authorised the grant of the opportunity to acquire relevant Trust Shares, Share Options or Allocation Shares, as the case may be, to a participant. Pursuant to resolutions of the board of directors of Sappi (the "board") passed in accordance with the rules of the Trust, Trust Shares may be released from the Trust to participants, Share Options may be exercised by participants and Allocation Shares may be delivered to participants as follows for allocations prior to November 2004:

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

provided that the board may, at its discretion, anticipate or postpone such dates. Prior to the annual general meeting held on 2 March 2000, the Trust provided that Share Options will lapse, among other reasons, if they remain unexercised after the tenth anniversary of the acceptance and that Trust Shares and Allocation Shares must be paid for in full by participants by no later than the tenth anniversary of the acceptance. However, the annual general meeting approved an amendment to decrease the aforesaid ten-year period to eight years, in respect of offers made since 3 December 1999. The board has resolved that the benefits under the Trust of Participants will be accelerated in the event of a change of control of the company, as defined in the Trust, becoming effective (a) if, in concluding the change of control, the board in office at the time immediately prior to the proposed change of control being communicated to the board ceases to be able to determine the future employment conditions of the group's employees or (b) unless the change of control is initiated by the board. Participants are entitled to require such acceleration by written notice to the company within a period of 90 days after the date upon which such change of control becomes effective.

The Sappi Limited Performance Share Incentive Plan

        Under the rules of the Plan, participants who will be officers and other employees of the company may be awarded conditional contracts to acquire Shares for no cash consideration. If the performance critieria from time to time determined by the Human Resources Committee or Compensation Committee of the Board ("Performance Criteria") applicable to each Conditional Contract, are met or exceeded, then Participants shall be entitled to receive such number of shares as specified in the Conditional Contract for no cash consideration after the fourth anniversary of the date on which the board resolves to award a Conditional Contract to that Participant. The Performance Criteria shall entail a benchmarking of the company's performance against an appropriate peer group of companies.

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

Allocations (Number of shares)

        During the year the following offers were made to employees:

	2007	2006
Performance shares**	1,713,000	1,920,400
Declined	(1,500)	(4,000)
Restricted shares**	45,000	—

	1,756,500	1,916,400

**
Restricted shares and performance shares are issued for no cash consideration. The value is determined on the day the shares are taken up.

        Trust shares, share options, restricted shares, performance shares and allocation shares activity was as follows during the financial years ended September 2007 and 2006:

	Trust Shares***	Share options(1)	Restricted Shares	Performance shares(2)	Weighted average exercise price (ZAR)*	Allocation Shares(1)	Weighted average exercise price (ZAR)*	Total Shares
Outstanding at September 2005	1,707,799	5,507,153	67,667	258,000	82.12	2,547,200	82.68	10,087,819
Offered and accepted	—	—	—	1,916,400	—	—	—	1,916,400
Paid for/released	(172,437)	(610,303)	(38,500)	—	53.38	(527,300)	47.24	(1,348,540)
Returned, lapsed and forfeited	—	(393,400)	(16,667)	(282,000)	92.65	(89,400)	116.00	(781,467)

Outstanding at September 2006	1,535,362	4,503,450	12,500	1,892,400	85.09	1,930,500	90.82	9,874,212
Offered and accepted	—	—	45,000	1,711,500	—	—	—	1,756,500
Paid for/released	(92,700)	(1,046,800)	(47,500)	—	64.88	(450,650)	61.86	(1,637,650)
Returned, lapsed and forfeited	—	(327,700)	—	(286,500)	52.54	(71,300)	124.94	(685,500)

Outstanding at September 2007	1,442,662	3,128,950	10,000	3,317,400	49.01	1,408,550	98.20	9,307,562

Exercisable at September 2005	653,137	1,872,653	—	—	74.18	1,609,700	72.41	4,135,490
Exercisable at September 2006	595,750	2,525,750	—	—	85.69	1,436,950	86.55	4,558,450
Exercisable at September 2007	587,600	2,104,550	—	—	96.21	1,196,650	99.71	3,888,800

*
The share options are issued in South African Rands.

***
The number of trust shares, which are not subject to credit sales amounts to 823,862 (2006: 803,465).

(1)
Issued in terms of the Sappi Share Incentive Trust

(2)
Issued in terms of the Sappi Performance Share Incentive Plan

        The fair value of Trust shares held at September 2007 was US$12.5 million (September 2006: US$10.4 million).

        The following table sets out the number of share options outstanding at the end of September, excluding the trust shares:

	2007	2006	Vesting conditions	Vesting date	Expiry date	Exercise price
24 February 1997	—	34,200	Time	Refer Note 30	24 February 2007	34.90
19 January 1998	30,100	82,700	Time	Refer Note 30	19 January 2008	19.90
26 August 1998	—	100	Time	Refer Note 30	26 August 2008	20.65
14 December 1998	79,700	195,500	Time	Refer Note 30	14 December 2008	22.10
03 February 1999	1,000	1,000	Time	Refer Note 30	03 February 2009	22.35
21 December 1999	284,800	580,000	Time	Refer Note 30	21 December 2007	53.85
15 January 2001	243,200	438,650	Time	Refer Note 30	15 January 2009	49.00
19 July 2001	—	3,000	Time	Refer Note 30	19 July 2009	74.90
15 August 2001	5,000	5,000	Time	Refer Note 30	15 August 2009	75.90
20 August 2001	—	10,000	Time	Refer Note 30	20 August 2009	77.50
4 February 2002	7,000	10,000	Time	Refer Note 30	04 February 2010	131.40
28 March 2002	662,000	753,900	Time	Refer Note 30	28 March 2010	147.20
30 January 2003	250,000	250,000	Time	Refer Note 30	30 January 2011	115.00
13 February 2003	813,300	1,040,900	Time	Refer Note 30	13 February 2011	112.83
05 August 2003	—	8,000	Time	Refer Note 30	05 August 2011	94.30
18 August 2003	—	4,000	Time	Refer Note 30	18 August 2011	94.51
30 December 2003	155,500	219,300	Time	Refer Note 30	30 December 2011	79.25
14 January 2004	801,800	1,113,000	Time	Refer Note 30	14 January 2012	79.25
25 March 2004	1,000	1,000	Time	Refer Note 30	25 March 2012	86.60
26 March 2004	3,000	3,000	Time	Refer Note 30	26 March 2012	87.50
22 September 2004	—	40,000	Time	Refer Note 30	22 September 2012	90.25
13 December 2004	1,200,100	1,640,700	Time	Refer Note 30	13 December 2012	78.00
01 October 2004	—	12,500	Time	01 October 2006	N/A	—
13 December 2004	148,000	185,000	Performance	13 December 2008	N/A	—
13 December 2005	1,462,900	1,657,400	Performance	13 December 2009	N/A	—
08 August 2006	50,000	50,000	Performance	08 August 2010	N/A	—
15 January 2007	5,000	—	Performance	31 December 2007	N/A	—
15 January 2007	5,000	—	Performance	31 December 2008	N/A	—
15 January 2007	5,000	—	Performance	31 December 2009	N/A	—
29 January 2007	50,000	—	Performance	29 January 2011	N/A	—
31 May 2007	1,456,500	—	Performance	31 May 2011	N/A	—
01 June 2007	10,000	—	Performance	01 June 2011	N/A	—
02 July 2007	100,000	—	Performance	02 July 2011	N/A	—
10 September 2007	10,000	—	Time	10 September 2008	N/A	—
10 September 2007	25,000	—	Performance	10 September 2011	N/A	—

	7,864,900	8,338,850

        The following assumptions have been utilised to determine the fair value of the performance shares granted in the financial period in terms of the Sappi Limited Performance Share Incentive Plan.

	Issue 30	Issue 31	Issue 31	Issue31a	Issue31a
Date of grant	13-Dec-05	31-May-07	31-May-07	17-Aug-07	17-Aug-07
Type of award	Performance	Performance	Performance	Performance	Performance
Share Price at grant date	US$11.23	US$18.58	US$18.58	US$14.45	US$14.45
Strike Price of share	—	—	—	—	—
Vesting Period	4 years	4 years	4 years	4 years	4 years
Vesting conditions	Market related—relative to peers	Market related—relative to peers	Cash Flow Return on Net Assets relative to peers	Market related—relative to peers	Cash Flow Return on Net Assets—relative to peers
Expected life of options (years)	N/A	N/A	N/A	N/A	N/A
Market related vesting conditions	Yes	Yes	No	Yes	No
Percentage expected to vest	33.67%	58.80%	100%	55.1%	100%
Number of shares offered	1,883,400	786,500	786,500	50,000	50,000
Volatility	35.0%	31.6%	N/A	27.60%	N/A
Risk free discount rate	4.33% (US yield )	5.16% (US yield )	N/A	4.73% (US yield )	N/A
Expected dividend yield	2.30%	1.61%	1.61%	2.10%	2.10%
Expected percentage of issuance	95%	95%	95%	100%	100%
Model used to value	Binomial	Modified binomial	Market price	Modified binomial	Market price
Fair value of option	ZAR24.41	ZAR93.64	ZAR127.00	ZAR68.62	ZAR99.35

        During the course of the year, a further 90 000 performance shares were issued to a number of executive management. The shares issued had an average fair value of ZAR51.00. The shares vest accordingly: 2008 : 5 000; 2009: 5 000; 2010: 5 000; 2011: 75 000) The performance shares issued have a combination of market and non-market related performance conditions and have been valued on a consistent basis with those granted in the current year.

        Volatility has been determined with reference to the historic volatility of the Sappi share price over the expected period.

        Share options, allocation shares, restricted shares and performance shares to executive directors, which are included in the above figures, are as follows:

	2007	2006
	Number of options/ shares	Number of options/ shares
At beginning of year	633,000	1,343,667
Share Options, Restricted Shares and Performance Shares granted	—	184,000
Share Options and Allocation Shares exercised/declined	(90,000)	(247,500)
Share Options and Allocation Shares forfeited	—	(341,167)
Shares removed on resignation or retirement of directors	(394,000)	(470,000)
Shares brought in on appointment of director	100,000	164,000

At end of year	249,000	633,000

        Share options and allocation shares exercised by executive directors during the year had an average exercise price per share of US$7.64 (2006: US$6.39) and an average market price per share of US$16.29 (2006:US$12.85).

        The following table sets forth certain information with respect to the 249,000 Share Options and Performace Shares granted by Sappi to executive directors:

Issue date	Number of options/ shares	Vesting date	Expiry date	Exercise price (ZAR)
15 January 2001	3,000		15 January 2009	49.00
28 March 2002	15,000		28 March 2010	147.20
13 February 2003	15,000		13 February 2011	112.83
30 December 2003	18,000		30 December 2011	79.25
13 December 2004	18,000		13 December 2012	78.00
13 December 2004*	6,000		13 December 2008	—
13 December 2005*	24,000		13 December 2009	—
08 August 2006*	50,000		08 August 2010	—
02 July 2007*	100,000		02 July 2011	—

	249,000

*
Performance shares

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

Currency risk

        Sappi's foreign exchange policy consists of the following principal elements:

  •
  The majority of the borrowings in each country are made in the currency of that country;

  •
  Translation risks are not hedged;

  •
  All external borrowings raised in currencies other than the domestic operating currency of the borrowing entity are immediately and continuously protected by forward exchange contracts;

  •
  All consummated (i.e. invoiced) sales and purchases in foreign currencies are initially netted on a global basis, with the resulting net exposure generally being covered by forward exchange contracts against subsequent fluctuations in exchange rates;

  •
  Hedging against trading transactions not yet invoiced is limited. Deviations from these rules require specific board approval;

  •
  Material capital expenditures for which forward exchange contracts are always taken out as and when the expenditure is committed;

  •
  Anticipated exports and imports where the purchase of forward exchange contracts/currency options is restricted to a limited portion of expected orders; and

  •
  No speculative positions are permitted.

Credit risk

        Credit risk exposures arise mainly from:

  •
  investing in or dealing with financial counterparties which is the responsibility of group treasury; and

  •
  trade debtor management which is the responsibility of the mills and the regional treasury management.

        A significant portion of the group's sales and accounts receivable are from major customers. Where appropriate, credit insurance has been taken out over the group's trade receivables.

        None of the group's other receivable financial instruments represent a concentration of credit risk because the group has dealings with a variety of major banks and customers worldwide.

2. Derivative financial instruments

        The following tables indicates the different types of derivative financial instruments for 2007 and 2006, included within the various categories on the face of the balance sheet. The reported maturity analysis is calculated based on an undiscounted basis.

Gross flows on derivative instruments

	Fair value at Sept 2007		Fair value at Sept 2006
	Total	Fair Value Hedge	Total	Fair Value Hedge
	US$ million
Assets
Interest rate risk
Interest rate swaps	137	137	102	102
receiving leg	536	536	509	509
paying leg	(399)	(399)	(407)	(407)
Foreign exchange risk
FX forward contracts	7		4
receiving leg	309		766
paying leg	(302)		(761)
Liabilities
Interest rate risk
Interest rate swaps	(12)	(12)	(23)	(23)
paying leg	(246)	(246)	(289)	(289)
receiving leg	234	234	266	266
Foreign exchange risk
FX forward contracts	(31)	(4)	(14)	—
paying leg	(879)	(89)	(251)	(21)
receiving leg	848	85	238	21

3. Interest rate risk-quantitative data

Interest-bearing borrowings

        The table below provides information about Sappi's non-current borrowings that are sensitive to changes in interest rates. The table presents discounted cash flows by expected maturity dates. The average fixed effective interest rates presented below are based on weighted average contract rates applicable to the amount expected to mature in each respective year. Forward looking average variable effective interest rates for the financial years ended September 2007 and thereafter are based on the yield curves for each respective currency as published by Reuters on 30 September 2007. The information is presented in US$, which is the group's reporting currency.

        A detailed analysis of the Group's borrowings is performed under note 21.

	Expected maturity date
							Total Carrying Value	2007 Fair Value	2006 Carrying Value	2006 Fair Value
	2008	2009	2010	2011	2012	2013+
	US$ millions
US Dollar
Fixed rate	17	—	38	—	—	—	55	56	54	44
Average interest rate (%)	6.13	—	4.49	—	—	—	5.01		4.5
Variable rate(1)(2)	145	—	—	—	469	332	946	947	1,071	1,174
Average interest rate (%)	4.86	—	—	—	7.83	7.87	7.39		7.1
Euro
Fixed rate	128	6	6	570	1	5	716	721	651	673
Average interest rate (%)	5.02	5.97	6.13	4.62	2.49	2.46	4.69		4.7
Variable rate(1)(3)	297	—	—	—	—	—	297	297	273	273
Average interest rate (%)	3.98	—	—	—	—	—	3.98		3.7
Rand
Fixed rate	6	7	23	53	149	161	399	408	235	150
Average interest rate (%)	9.42	9.56	8.69	8.84	10.65	9.53	9.81		9.6
Variable rate(1)(4)	36	6	2	—	—	—	44	44	44	44
Average interest rate (%)	9.84	9.86	9.86	—	—	—	9.84		8.7
Swiss Franc
Variable rate	142	—	—	—	—	—	142	142
Average interest rate (%)	3.3	—	—	—	—	—	3.3
Total
Fixed rate	151	13	67	623	150	166	1,170	1,184	940	867
Average interest rate (%)	5.32	7.93	6.10	4.98	10.57	9.33	6.46		5.9
Variable rate	620	6	2	—	469	332	1,429	1,429	1,388	1,491
Average interest rate (%)	4.38	9.86	9.86	—	7.83	7.87	6.36		6.5

Fixed and variable	771	19	69	623	619	498	2,599	2,613	2,328	2,358

Current portion							771	764	694	695
Long term portion							1,828	1,898	1,664	1,695

Total Interest-bearing borrowings (refer note 21)							2,599	2,662	2,328	2,390

The fair value of non-current borrowings is estimated by Sappi based on the rates from market quotations for non-current borrowings with fixed interest rates and on quotations provided by internationally recognised pricing services for notes, exchange debentures and revenue bonds.

The above mentioned fair values do not include Sappi's own credit risk. Based on Sappi's rating as per 30 September 2007 the fair value relating to the fixed rate debt, adjusted with a credit spread for Sappi's own risk, would amount to a decrease in fair value of US$63.8 million. The impact would have been equivalent as per September 2006 because Sappi's rating did not change compared to last year.

(1)
Includes fixed rate loans where fixed-for-floating rate swap contracts have been used to convert the exposure to floating rates. Some of the swaps do not cover the full term of loans.

(2)
The US Dollar floating interest rates is based on the London Inter-bank Offer Rate (LIBOR)

(3)
The Euro floating interest rates is based on the European Inter-bank Offer Rate (EURIBOR)

(4)
The Rand floating rates are predominately based on the Johannesburg Inter-bank Asking Rate (JIBAR)

        The range of interest rates in respect of all non-current borrowings comprising both fixed and floating rate obligations, is between 2.46% and 10.65% (depending on currency). At September 2007, 45% of Sappi's non-current borrowings were at fixed rates of interest, and 55% were at floating rates. Floating rates of interest are based on LIBOR (London Inter-bank Offered Rate—for USD borrowings), on EURIBOR (European Inter-bank Offered Rate—for Euro denominated borrowings) and on JIBAR (Johannesburg Inter-bank Agreed Rate—for SA borrowings). Fixed rates of interest are based on contract rates.

        Sappi's southern African operations have in the past been particularly vulnerable to adverse changes in short-term domestic interest rates, as a result of the volatility in interest rates in South Africa. During 2007 however domestic interest rates have increased from 8.5% to 10.2% for the 3-month JIBAR.

        In 2006, Sappi Manufacturing (Pty) Ltd converted ZAR 1 billion worth of short term funding by raising a bond in the local market under its medium term note program (DMTN). The bonds are repayable in 2013 and bear interest at a fixed rate of 9.34% payable semi-annually.

        Sappi Forest Products issued a second tranche of R1bn (SMF2) under its DMTN programme on 25 September 2007. The bond was issued at a fixed rate of 10.64% maturing 14 October 2011 and was 1 1/2 times oversubscribed.

Interest rate derivatives

        Sappi uses interest rate options, caps, swaps and interest rate and currency swaps as a means of managing interest rate risk associated with outstanding debt entered into in the normal course of business. Sappi does not use these instruments for speculative purposes. Interest rate derivative financial instruments are subject to hedge accounting, where applicable and as appropriate under International Financial Reporting Standards.

        There are four existing US$ interest rate swaps for the total amount of US$750 million converting fixed rates of 6.75% and 7.5% into variable rates and three US$ interest rate swap contracts for the total amount of US$106.6 million, converting US$fixed interest rates of 5.90%, 7.38% and 6.65% respectively, into 6-month US$Libor floating rates. All swaps are subject to hedge accounting in order to reduce as much as possible the fair value exposure. As the critical terms of the swaps match the critical terms of the underlying debt, the hedge is highly effective. Changes in the fair value of the underlying debt, attributable to changes in the credit spread are excluded from the hedging relationship.

        At September 2007 Sappi had in total seven US$swap contracts outstanding for a total amount of US$857 million and the swaps had a negative total fair value of US$10 million (2006: seven contracts, total amount US$857 million, negative fair value US$23 million).

        At September 2007, Sappi had an interest rate and currency swap (IRCS) contract outstanding for the amount of US$350 million with a positive fair value of US$137 million. This swap converts future US$cash flows into GBP and fixed US$ interest rates into fixed GBP interest rates (2006: US$350 million with a fair value of US$102 million).

Instrument	Interest Rate	Maturity date	Nominal value	Fair value* favourable (unfavourable)
			US$ million	US$ million
Interest rate swaps:
	6.75% to variable (LIBOR)	June 2012	250	(5)
	6.75% to variable (LIBOR)	June 2012	200	(6)
	6.75% to variable (LIBOR)	June 2012	50	(1)
	7.50% to variable (LIBOR)	June 2012	250	(2)
	5.90% to variable (LIBOR)	November 2013	28	—
	7.38% to variable (LIBOR)	July 2014	44	1
	6.65% to variable (LIBOR)	October 2014	35	1
Interest rate and currency swaps:
	US Dollar 6.30% into Pound Sterling 6.66%	December 2009	350	137

Total				125

*
This refers to the carrying value.

        The fair value of interest rate swaps and IRCS is the estimated amount that Sappi would pay or receive to terminate the agreement at the balance sheet date, taking into account current interest rates and the current creditworthiness of the counterparties.

4. Foreign currency forward exchange contracts

        The group's foreign currency forward exchange contracts at September 2007 are detailed below.

		2007		2006
		Contract amount (Notional amount)	Fair value* (unfavourable) favourable	Contract amount	Fair value* (unfavourable) favourable
		US$ million
Foreign currency
Bought:	US Dollar	33	(2)	32	2
	Euro	27	—	83	—
Sold:	US Dollar	(173)	7	(162)	(14)
	Euro	(875)	(25)	(707)	2
	ZAR	(89)	(4)	(21)	—

		(1,077)	(24)	(775)	(10)

*
This refers to the carrying value.

        The fair value of foreign currency contracts have been computed by the group based upon the market data valid on 30 September 2007.

        All forward currency exchange contracts are valued at fair value with the resultant profit or loss included in the net finance costs for the year.

        Forward exchange contracts are used to hedge the group from potential unfavourable exchange rate movements that may occur on recognised financial assets and liabilities or planned future commitments.

        The foreign currency forward exchange contracts have different maturities, with the most extended maturity date is September 2008.

        As at the year end there was an open exposure of US$44.8 milion which will have to be covered within three working days as per the treasury policy.

Sensitivity analysis in US$ gain (loss)

Base currency	Exposure	+10%	-10%
	(US$ million)
EUR	(9.4)	(0.9)	1.0
GBP	(21.3)	(1.9)	2.4
USD	3.0	0.3	(0.3)
ZAR	(23.9)	(2.1)	2.7
Other currencies	6.8	0.6	(0.8)

TOTAL	(44.8)	(4.0)	5.0

5. Hedge accounting

        The group has the following fair value hedges which qualify for hedge accounting:

        Bonds at fixed interest rates for a total notional amount of US$856 million are hedged by seven external interest rate swaps (IRS), with a negative fair value of US$10.2 million which convert the USD fixed interest rates into floating 6-month LIBOR in arrears. The hedged risk designated is the interest rate risk arising from fluctuations in the US Libor swap curve. The effect of this transaction is to convert fixed rate debt into floating rate debt.

        In fiscal 2005 the hedge was de-designated and re-designated. During this period hedge accounting was interrupted for a certain number of deals. The changes in fair value of the bonds from de-designation to re-designation are amortised over the remaining life of the hedge.

        In fiscal 2007 Sappi decided to replace their valuation and hedge effectiveness tool with the REVALHedgeRx (see description hereunder). It was decided to switch from the Volatility Reduction Method (VRM) and the Volatility Variance Method (VVM), to use the linear regression analysis method as an alternative statistical test, which is appropriate to test hedge effectiveness of a fair value hedge.

        A change in the hedge effectiveness measurement methodology requires the de-designation of the existing hedge relationship. Simultaneously a re-designation of the same hedge relationship was performed using the revised hedge effectiveness measurement methodology. There was no material impact on the income statement as a result of this change.

        As the swaps were contracted after the issuance of the underlying bonds, at the time of designating the hedge relationship it was required to mark-to-market the bonds in order to create an initial market value benchmark which was different to the face value as market condtions had changed since inception of the bonds. All future mark-to-markets of the bonds are measured against this benchmark. The bonds and the swaps are revalued on a monthly basis and show movements in line with changing market conditions. All market movements are reversed over time and the fair value of the bonds will at maturity revert to the benchmark and not to the face value which will be the effective amount to be repaid. Therefore Sappi decided in fiscal 2007 to amortise the mismatch between the benchmark and the face value payable at maturity in order to smoothen the income statement impact over the remaining period until maturity.

        The following is an analysis of the impact on pre-tax profit and loss from the period

(without brackets favourable)	2007	2006
	US$m	US$m
Amortisation	(2)	(2)
Residual ineffectiveness	—	4

–loss on hedging instruments	17	(13)
–gain on hedged item	(17)	17

Total	(2)	2

Description of hedge effectiveness methodology

        Sappi uses the REVALHedgeRx (REVAL), a web based application providing treasury and risk management solutions supplied by Reval.Com, Inc., a financial technology company based in New York to assess both the prospective and the retrospective effectiveness of the fair value hedge relationship.

        The statistical method chosen to measure prospective and retrospective effectiveness is the linear regression analysis.

        REVAL uses past data to demonstrate that a hedge relationship is expected to be highly effective in a prospective hedge effectiveness test and, was highly effective in a retrospective hedge effectiveness test.

        The number of data points used to measure effectiveness and the frequency of the data must be consistent over the life of the hedge for both prospective and retrospective testing and must be appropriate given the particularities of the hedge. It is therefore considered appropriate to use 60 monthly rolling data points. The monthly data points correspond to the historical Sappi month-end dates.

        In order to create a complete set of data for the regression analysis, both the hedging instrument and the hedged item are back dated at the inception date by creating a proxy trade.

Actual historical 3-month USD Libor curves are used to generate net present values of the proxy trades. As time passes, REVAL will update the regression by adding new actual observations and excluding the same number of the oldest simulated observations from the data set.

        The prospective test is considered to be identical to the retrospective test, which implies that for the prospective test the same past data (i.e. actual historical curves and remaining cash flows at each Sappi month-end date of the retrospective test) is used than for the retrospective test

        Changes in fair value will represent period-to-period changes in "clean" fair value (i.e. accruals of interest excluded).

        During September and October 2006, Sappi entered into firm commitments for the purchase of equipment in foreign currency which were hedged for foreign exchange risk by forward exchange contracts and were designated as a fair value hedge. The hedged risk is designated to be the foreign currency risk arising from fluctuations in the foreign currency rates relating to the purchase of equipment.

        The hedging instrument is recorded at fair value in the balance sheet with changes in fair value recorded through the income statement. The full fair value method is used to calculate the changes in fair value of the hedging instrument. At maturity of the FEC the related cash flows will be booked at the spot rate of that day according to IAS 21.

        The changes in fair value of the firm commitment are calculated by determining the present value of the future cash flows and the obtained cash flows in foreign currency is translated into ZAR at the Sappi month-end spot rate.

        The value of the firm commitments hedge accounted for was EUR 31.4 million and US$2.7 million(2006: EUR 15.4 million, US$1.1 million). The hedging instrument, i.e. the foreign currency forward exchange contracts, had a negative fair value of US$3.1 million (2006 postive fair value US$0.3 million). The changes in fair value of the underlying hedged item (the firm commitments) amounted to a gain of US$3.4 million.

        In assessing the effectiveness of the hedge of foreign currency risk Sappi compares the critical terms (expected maturity dates, underlying foreign currencies and the notional amounts) of the hedging instrument to the hedged item. An assessment is then performed on a cumulative basis.

6. Fair values

        All financial instruments are carried at fair value or amounts that approximate fair value, except the non current interest-bearing borrowings at fixed rates of interest. The carrying amounts for cash, cash equivalents, accounts receivable, certain investments, accounts payable and current portion of interest-bearing borrowings approximate fair value due to the short-term nature of these instruments. Where these fixed rates of interest have been hedged into variable rates of interest and fair value hedge accounting has been applied, then the non current interest-bearing borrowings are carried at fair value calculated by discounting all future cash flows at market data valid at closing date. The same data is used to value the related hedging instrument.

        No financial assets were carried at an amount in excess of fair value.

        Direct and incremental transaction costs are included in the initial fair value of financial assets and financial liabilities, other than those at fair value through profit or loss. The best evidence of the fair value of a financial asset or financial liability at initial recognition is the transaction price, unless the fair value of the instrument is evidenced by comparison with other current observable market transactions. Where market prices or rates are available, such market data is used to determine the fair value of financial assets and financial liabilities.

        If quoted market prices are unavailable, the fair value of financial assets and financial liabilities is calculated using pricing models or discounted cash flow techniques. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate used is a market-related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used market-related inputs are used to measure fair value at the balance sheet date.

        Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, and derivatives that are linked to and have to be settled by delivery of such unquoted equity instruments, are not measured at fair value but at cost.

        Fair values of foreign exchange and interest rate derivatives are calculated by using recognised treasury tools which use discounted cash flow techniques based on effective market data valid at closing date.

        The fair value of loan commitments are based on the commitment fees paid.

			Categories according to IAS 39
September 2007	Total balance	Out of scope IAS 39	Held for trading	Loans and receivables	Available for sale	Total in scope	Fair Value
	US$ million
Non current assets
Other non-current assets	168	132	—	22	14	36	36

Loans to associates (minority interests)		—	—	3	—	3	3
AFS—Club debentures		—	—	—	1	1	1
AFS—(Investment) funds		—	—	—	13	13	13
Other assets		132	—	19	—	19	19

Derivative financial instruments	137	—	137	—	—	137	137

Current Assets
Trade and other receivables	656	56	—	600	—	600	607

Trade receivables		—	—	553	—	553	553
Other accounts receivable—current		56	—	47	—	47	54

Derivative financial instruments	7	—	7	—	—	7	7

Cash (and cash equivalents)	364	—	—	364	—	364	364

Overnight deposits and current accounts (incl.petty cash)		—	—	236	—	236	236
Time deposits (< 3 months)		—	—	117	—	117	117
Money market funds		—	—	11	—	11	11

			Categories according to IAS 39
	Total balance	Out of scope IAS 39	Held for trading	Other financial liabilities		Total in scope	Fair value
NON CURRENT LIABILITIES
Interest bearing borrowings	1,829	—	—	1,829		1,829	1,898

Bank loans payable (> 1 year)—incl. syndicated loans		—	—	624		624	631
Bonds		—	—	1,093		1,093	1,144
Finanical leasing liabilities		—	—	32		32	37
Other		—	—	80		80	86

Fair value of derivatives	15	—	15	—		15	15

CURRENT LIABILITIES
Interest bearing borrowings	772	—	—	772		772	764

Bank loans payable (< 1 year)—incl. syndicated loans		—	—	374		374	374
Commercial paper		—	—	28		28	28
Finanical leasing liabilities		—	—	9		9	7
Securitization debt		—	—	354		354	354
Other current loans—external		—	—	7		7	1

Overdraft	22	—	—	22		22	22

Bank overdrafts (< 3 months)		—	—	22		22	22

Fair value of derivatives	28	—	28	—		28	28

Trade and other payables	952	135	—	816		816	818

Accruals		135	—	304		304	306
Accounts payable to associates		—	—	7		7	7
Other accounts payable—current		—	—	505		505	505

			Categories according to IAS 39
September 2006	Total balance	Out of scope IAS 39	Held for trading	Loans and receivables	Available for sale	Total in scope	Fair Value
	US$ million
Non current assets
Other non-current assets	61	15	—	26	20	46	48

Loans to associates (minority interests)		—	—	3	—	3	4
AFS—Club debentures		—	—	—	1	1	1
AFS—(Investment) funds		—	—	—	10	10	10
Other assets		15	—	23	9	32	33

Derivative financial instrument	102	—	102	—	—	102	102

Current Assets
Trade and other receivables	573	57	—	516	—	516	516

Trade receivables		—	—	480	—	480	480
Other accounts receivable—current		57	—	36	—	36	36

Derivative financial instruments	4	—	4	—	—	4	4
Cash (and cash equivalents)	224	—	—	224	—	224	224

Overnight deposits and current accounts (incl.petty cash)		—	—	116	—	116	116
Time deposits (< 3 months)		—	—	108	—	108	108

			Categories according to IAS 39
	Total balance	Out of scope IAS 39	Held for trading	Other financial liabilities		Total in scope	Fair value
NON CURRENT LIABILITIES
Interest bearing borrowings	1,635	—	—	1,634		1,634	1,695

Bank loans payable (> 1 year)—incl. syndicated loans		—	—	606		606	661
Bonds		—	—	917		917	920
Finanical leasing liabilities		—	—	32		32	33
Secured loans		—	—	—		—	—
Other		—	—	79		79	81

Fair value of derivatives	23	—	23	—		23	23

CURRENT LIABILITIES
Interest bearing borrowings	693	—	—	693		693	694

Bank loans payable (< 1 year)—incl. syndicated loans		—	—	168		168	168
Commercial paper		—	—	25		25	25
Current portion of other non-current loans payable		—	—	141		141	142
Finanical leasing liabilities		—	—	1		1	1
Secured loans (< 1 year)		—	—	3		3	3
Securitization debt		—	—	346		346	346
Other current loans—external		—	—	9		9	9

Overdraft	9	—	—	9		9	9

Bank overdrafts (< 3 months)		—	—	9		9	9

Fair value of derivatives	14	—	14	—		14	14

Trade and other payables	803	127	—	676		676	677

Accruals		127	—	244		244	244
Accounts payable to associates		—	—	11		11	11
Other accounts payable—current		—	—	421		421	422

9. Liquidity risk management

			Undiscounted cash flows
	Total financial assets and liabilities
Liquidity risk management—September 2007		Fair value of financial instruments	0 - 6 months	6 - 12 months	1 - 2 years	2 - 5 years	> 5 years	Total
	US$ million
Financial Assets
Other non-current assets	36	36	12	—	9	2	12	35
Long term derivative financial instruments	137	137	50	4	51	47	(1)	151

Receive leg			180	15	183	187	15	580
Pay leg			(130)	(11)	(132)	(140)	(16)	(429)

Trade and other receivables	600	607	604	3	—	—	—	607
Current derivative financial instruments	7	7	9	—	—	—	—	9

Receive leg			312	—	—	—	—	312
Pay leg			(303)	—	—	—	—	(303)

Cash and cash equivalents	364	364	364	—	—	—	—	364

			1,039	7	60	49	11	1,166
Financial liabilities
Interest-bearing borrowings	1,829	1,898	50	59	148	1,660	958	2,875
Derivative financial instruments	15	15	5	1	3	12	—	21

Pay leg			70	34	55	170	—	329
Receive leg			(65)	(33)	(52)	(158)	—	(308)

Interest-bearing borrowings	694	694	677	112	—	—	—	789
Overdraft	9	9	22	—	—	—	—	22
Current: derivative financial instruments	28	28	32	2	—	—	—	34

Pay leg			908	23	1	—	—	932
Receive leg			(876)	(21)	(1)	—	—	(898)

Trade and other payables	818	818	796	1	7	—	—	804

			1,582	175	158	1,672	958	4,545

Liquidity gap			(543)	(168)	(98)	(1,623)	(947)	(3,379)

Liquidity risk management—September 2006	Total financial assets and liabilities	Fair value of financial instruments	0 - 6 months	6 - 12 months	1 - 2 years	2 - 5 years	> 5 years	Total
	US$ million
Financial Assets
Other non-current assets	46	48	2	—	7	11	28	48
Long term derivative financial instruments	102	102	4	4	38	68	—	114

Receive leg			19	19	178	334	22	572
Pay leg			(15)	(15)	(140)	(266)	(22)	(458)

Trade and other receivables	516	516	511	9	—	—	—	520
Current derivative financial instruments	4	4	5	—	—	—	—	5

Receive leg			764	—	3	—	—	767
Pay leg			(759)	—	(3)	—	—	(762)

Cash and cash equivalents	224	224	224	—	—	—	—	224

			746	13	45	79	28	911
Financial liabilities
Interest-bearing borrowings	1,635	1,695	48	48	171	932	1,512	2,711
Derivative financial instruments	23	23	4	3	3	13	5	28

Pay leg			30	29	56	171	58	344
Receive leg			(26)	(26)	(53)	(158)	(53)	(316)

Interest-bearing borrowings	693	694	603	105	—	—	—	708
Overdraft	9	9	22	—	—	—	—	22
Current: derivative financial instruments	14	14	12	—	—	—	—	12

Pay leg			253	—	—	—	—	253
Receive leg			(241)	—	—	—	—	(241)

Trade and other payables	676	677	646	20	6	6	—	678

			1,335	176	180	951	1,517	4,159

Liquidity gap			(589)	(163)	(135)	(872)	(1,489)	(3,248)

32.  RELATED PARTY TRANSACTIONS

        Transactions between Sappi Limited company and its subsidiaries, which are related parties of the company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and other related parties are disclosed below:

	Sale of goods			Purchases of goods			Amounts owed by related parties		Amounts owed to related parties
	2007	2006	2005	2007	2006	2005	2007	2006	2007	2006
	US$ million
Joint Venture—Jiangxi Chenming Paper Company Limited	3.8	2.3	—	2.2	9.0	—	—	—	8.3	10.5
– Sapin S.A.	—	—	—	28.2	19.9	19.3	—	—	2.1	0.9
– VOF Warmtekracht	41.4	35.7	24.4	30.5	26.1	19.4	—	—	—	0.1
– Umkomaas Lignin (Pty) Ltd	0.9	0.6	0.5	—	—	—	1.6	0.9	—	—
– Papierholz Austria	—	—	—	90.4	55.7	47.2	—	—	3.8	3.6

	46.1	38.6	24.9	151.3	110.7	85.9	1.6	0.9	14.2	15.1

        Joint venture Timber IV: A full description of the transaction concerning Timber IV is discussed in the Equity Note 14.

        Sales of goods and purchases to and from related parties were made on an arm's length basis. The amounts outstanding at balance sheet date are unsecured and will be settled in cash. Guarantees given by the group are disclosed in note 27. No expense has been recognised in the period for bad or doubtful debts in respect of the amounts owed by related parties.

Shareholders

        The company's shares are widely held by shareholders across the world. See Item 7—Major Shareholder and Related Party Transactions—Major Shareholders for the major shareholders of the company.

Directors

        Details relating to executive and non-executive directors' emoluments, interests and participation in the Sappi Limited Share Incentive Trust are disclosed in notes 37 to 39.

Interest of directors in contracts

        None of the directors have a material interest in any transaction with the company or any of its subsidiaries, other than those on a normal employment basis.

Key management personnel

        Compensation for key management was as follows:

	Total excluding directors 2007	Total excluding directors 2006	Total excluding directors 2005	Total including directors 2007	Total including directors 2006	Total including directors 2005
	US$ million
Short term benefits	2.5	2.0	1.3	4.1	7.2	4.5
Post-employment benefits	0.3	0.6	0.2	0.8	3.3	0.9
Other long term benefits	—	—	—	—	—	—
Share-based payments	0.2	0.1	—	0.2	0.5	—

	3.0	2.7	1.5	5.1	11.0	5.4

        The number of key management personnel included above for 2007 was twelve (2006: nine).

33.  EVENTS AFTER BALANCE SHEET DATE

        On 13 November 2007, the EU Commission took the position that Belgian coordination centres, which are subject to a specific tax regime in Belgium, had to renew their authorisation during the period February 2003 through to December 2005 without extending the specific tax regime until 31 December 2010. This could impact the tax position of Sappi International SA, our Belgian coordination center, as their authorisation expired before 31 December 2005 and it has been operating under an extended authorisation until 2010.

        At this stage, it is not clear how the Belgian government and/or Forum 187 (an organization representing about 90% of Belgian coordination centres) will react and whether they would want to challenge this decision of the EU Commission and bring the matter in front of the European Court of Justice (ECJ). It should be noted that historically the Commission has taken controversial positions which have been overruled by the ECJ.

        We have reported a contingent tax liability of US$16 million in respect of this issue in note 27.

34.  ENVIRONMENTAL MATTERS

        Sappi operates in an industry subject to a wide range of environmental laws and regulations in the various jurisdictions in which it operates, and these laws and regulations have tended to become more stringent over time. Typically, Sappi does not separately account for environmental operating expenses but does not anticipate any material expenditures related to such matters. Sappi does separately account for environmental capital expenditures. Sappi spent approximately US$15 million in financial year September 2007 (September 2006: US$13 million) on capital projects that control air or water emissions or otherwise create an environmental benefit. Amounts to be spent in future years will depend on changes to existing environmental requirements and the availability of new technologies to meet such requirements.

        In South Africa, requirements under the National Water Act, National Environmental Management Act and the Air Quality Bill may result in additional expenditures and/or operational constraints. South Africa is also a signatory of the Kyoto Protocol and Sappi is currently identifying and initiating Clean Development Mechanism projects at a number of our South African mills. Although we are uncertain as to the ultimate effect on our South African operations, our current assessment of the legislation is that any compliance expenditures or operational constraints will not be material to our financial condition.

        Sappi Fine Paper North America is subject to stringent environmental laws in the United States. These laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and their respective state counterparts. In connection with ongoing settlement discussions with government agencies and environmental groups in Maine, Sappi Fine Paper North America plans to remove the Cumberland Mills Dam on the Presumpscot River and over the next thirty years install fishways at its upstream dams to allow natural migration and promote the restoration of native fish species to the river. The total cost of these projects is estimated to be approximately US$18 million. The US is a non-signatory of the Kyoto Protocol, but we closely monitor State and Federal GHG initiatives in anticipation of potential effects, if any, on our operations.

        Sappi Fine Paper Europe is subject to extensive environmental regulation in the various countries in which it operates. These countries are all Member States of the European Union (EU). The vast majority of pertinent environmental legislation derives from EU directives which subsequently are adopted by the Member States into national law. These include the Integrated Pollution Prevention and Control directive (IPPC) which regulates air emissions, water discharges and defines permit requirements and best available pollution control techniques. The national European acts regulate waste management and place restrictions on landfills to prevent contamination. The production and use of chemical substances is regulated by REACH (Registration, Evaluation, Authorisation and Restriction of Chemicals). The European countries in which we operate are all signatories of the Kyoto Protocol and we have developed a green house gas strategy in line with this protocol.

35.  SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The group's accounts are prepared in accordance with International Financial Reporting Standards, which differs in certain material respects from United States GAAP. These differences relate principally to the following items, and the effects on net profit and shareholders' equity are shown in the following tables.

		International Financial Reporting Standards (IFRS)	United States GAAP (US GAAP)
a.	Pension programs and post-retirement medical benefits	At 30 September 2007, Sappi adopted FAS 158, 'Employer's Accounting for Defined Benefit Pension and Other Post-Retirement Plans' as issued by the Financial Accounting Standards Board (FASB) in September 2006. The standard requires the net surplus or deficit of plans to be shown in the statement of financial position. The adoption of FAS 158 aligned the balance sheet presentation with IFRS. Upon adoption of FAS 158, all existing unrecognised prior service costs/credits are recognised in the Accumulated Other Comprehensive Income (AOCI). The prior service costs/credits recognised in the AOCI will continue to be amortised over the future life expectancy of the employees involved. The amortised amount will reduce the prior service cost/credit in the AOCI and will be accounted for in the net periodic benefit cost (NPBC).
1.	Transitional rules for initial applications	On adoption of the revised IFRS standard, IFRS requires the post-employment obligation or asset to be recognised immediately.
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

In 2002, a pension asset was recognised for the Southern African defined benefit pension scheme as detailed below for IFRS and United States GAAP:
2.	Recognition of pension asset
		Post-employment benefit assets can only be recognised to the extent that the asset will lead to a reduction in future payments or a cash refund. The movement in this asset is reflected in the Statement of Recognised Income and Expense.	No such limitation exists under US GAAP.
3.	Recognition of curtailment gains and losses	In terms of IFRS, the difference between the actuarial valuation and the settlement or curtailment amount is recognised in the income statement.
The cumulative actuarial gains/losses as well as prior service costs/credits recognized in the AOCI that are no longer expected to be rendered will reduce the items recognized in the AOCI and will be accounted for in the income statement.
4.	Additional minimum liability	There is no additional minimum liability test.
Upon adoption of FAS 158, effective from 2007 for Sappi, the additional minimum liability previously recognized in the Other Comprehensive Income (OCI) is reversed. No additional minimum liability testing is required any longer in terms of FAS 158.

5.	Recognition of past service costs related to vested benefits and recognition of actuarial gains and losses
The introduction of, or change in benefits to, a defined benefit plan should be recognised as an income or expense immediately to the extent that the benefits are already vested. Actuarial gains and losses are recognised directly in equity in the Statement of Recognised Income and Expense when they arise.
Any actuarial gains/losses incurred during the accounting period exceeding 10% of the higher of fair value of plan assets or projected benefit obligation are amortised through income over the remaining working lives of the participants. The measurement date used for plans under IFRS and US GAAP are aligned with the year-end.
6.	Past service cost
IAS requires that all (both positive and negative) past service costs be recognised immediately if they are already vested or on a straight line basis until the additional benefits are vested if they do not vest immediately.
US GAAP specifies that positive prior service costs should be recognised over the remaining service life of the active plan(s)' participants, even if the benefits are already fully vested. Negative prior service costs are used first to offset previous positive service costs. Any remainder is then recognised over the remaining service lives of active employees.

b.	Accounting for business combinations
At the adoption of IFRS 1, Sappi elected not to restate its past business combinations because of the cost-benefit considerations in performing the exercise. Past business combinations were treated differently under South African Statements of GAAP and US GAAP due to differing standards at the time of the transactions. Differences will remain until the related entities are disposed of as neither US GAAP nor IFRS requires restatement of previous business combinations when the accounting standards were changed. Differences which arose in the past relate to:
1.	Cost of acquisition	Cost comprised the value of shares stipulated in the purchase agreement, the fair value of debt issued at the date that control is obtained.	Cost includes the market value of shares issued at the date agreement is reached and announced plus the present value of debt issued.
2.	Value of assets and liabilities acquired
		Prior to the adoption of IFRS, either fair value or book value could be assigned to the assets and liabilities recorded in the accounting records of the entity that was acquired. As a result, the depreciation under IFRS is higher than under US GAAP as Property, plant and equipment under IFRS include the amounts that were capitalized to the cost of the assets. This capitalisation was not done under US GAAP.	All assets and liabilities acquired are required to be recorded at fair value.
3.	Provisions raised at acquisition.	Prior to the adoption of IFRS, SA GAAP allowed provisions to be raised for restructuring, rationalisation and other incidental costs, if they related to the acquired company.
Only recognise the costs of a plan to (1) exit an activity of an acquired company, (2) involuntarily terminate employees of an acquired company, or (3) relocate employees of an acquired company, as liabilities assumed in a purchase business combination.

4.	Treatment of goodwill
Treatment of goodwill varied under SA GAAP prior to the adoption of IFRS. The following summary provides an overview of the followed different accounting principles: (a) goodwill originating at acquisition was allocated to the fair values of the assets acquired and the excess of fair value of net assets acquired over the cost of the acquired entity (commonly referred to as negative goodwill) was recognised directly in reserves, than (b) goodwill originating at acquisition was capitalised and amortised over its useful life and (c) at the adoption of IFRS on October 1, 2004 cessation of goodwill amortisation became effective and subject to annual impairment evaluation.
Goodwill is capitalised, but from 01 October 2002, is no longer amortised and is subject to an impairment test at least annually. Negative goodwill was deducted from the fair value of the non-current assets. Goodwill included under US GAAP amounts to US$174 million (Sept 2006: US$174 million).
c.	Pre-commissioning expenses capitalised on capital projects
		IAS 16 allows for the capitalisation of a number of directly attributable costs in determining the cost of an item of property, plant and equipment. In the past a number of costs have been capitalised in terms of this guidance. While US GAAP guidance is more prescriptive on which costs cannot be capitalised, the nature of costs that can be capitalised is not an established GAAP difference with IFRS. Management, therefore, elected to expense all remaining pre-commissioning costs for IFRS purposes during the 2006 financial year.	Pre-commissioning costs are generally expensed under US GAAP.

d.	Loans to participants of Sappi Limited Share Incentive Trust	Amounts loaned to participants to purchase the company's shares are included in other non-current assets.	Amounts loaned to participants to purchase the company's shares where the shares are held as security for the repayment of the loan are reported as a reduction to shareholders' equity.

The weighted average number of shares used in the calculation of earnings per share in terms of IFRS differs to that of US GAAP because of the application of EITF 85-1: Receivable from sale of stock, and Staff Accounting Bulletin Topic 4: Equity Accounts, the opinion reached by these publications, which is consistent with Rule 5-02.30 of Regulation S-X, requires that amounts loaned to participants to purchase the company's shares where the shares are held as security for the repayment of the loan should be reported as a reduction to shareholders' equity.
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
As a result of the difference in these policies, there may be an impairment recorded in certain periods under IFRS which do not meet the threshold for impairment under US GAAP.

In the 2005 financial year an impairment review was conducted on the Usutu unbleached pulp mill that forms part of the Sappi Forest Products reporting segment. The mill had reported continued losses prior to the review, this led to the recognition of an impairment loss of US$50 million.

Economic conditions pertaining to Usutu mill had since changed significantly during the 2006 reporting period. The demand for bleached pulp had increased, based on the increased price differential between bleached and unbleached pulp, resulting in a decrease in unbleached capacity. Further, higher pulp prices have been prevalent over that period. This resulted in an impairment loss reversal of US$40 million being recognised in 2006. More information about this impairment charge and reversal is included in note 10 the annual financial statements.
g.	Plantations
Plantations are stated at their fair value, with the fair value being determined as the delivered market price less cost of delivery. The change in fair value is recognised in income in the period in which it arises. Finance charges are not capitalised to plantations.
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

In 2006, some of the operating regions of Sappi undertook cost reduction and productivity improvement projects which were expected to result in a reduction of the work-force mainly throughout 2007. Due to the differences in timing of the announcement of restructuring plans and the dates on which the actual liabilities were incurred, the treatment of the resulting liabilities was different under IFRS and US GAAP. Refer to note 23.
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

Under IFRS deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date
Under US GAAP deferred tax liabilities and assets shall be adjusted for the effect of a change in tax laws or rates. The effect shall be included in income from continuing operations for the period that includes the enactment date. US GAAP does not have the principal of tax law being substantively enacted—but rather that the tax law has to be enacted in law in order to recognize any adjustment to deferred tax assets and liabilities.
Refer to note 6 for the effect of the transaction.

j.	Stock compensation
1.	Repricing of stock options for credit sale scheme.
Stock option transactions and modifications which occurred before 7 November 2002 (the effective date from which stock option expenses are required to be accounted for) and which had vested before the date of transition are not required to be accounted for.
US GAAP requires companies to record an additional expense upon the conversion of recourse loans to non recourse loans (conversion of the loans) and to recognise this additional expense over the remaining vesting period of the shares. The additional expense, the incremental fair value, is calculated at the difference between the fair value immediately preceding the conversion of the loans and the fair value immediately post the conversion of the loans.
2.	Recognition of stock option expense
Stock option transactions and modifications which occurred before 7 November 2002 (the effective date from which stock option expenses are required to be accounted for) and which had vested before the date of transition are not required to be accounted for.
Sappi adopted FAS 123R Share Based Payments at the beginning of fiscal 2006 using the modified retrospective method, this effectively resulted in restating our reported US GAAP financial statements back to 2000. Due to different effective dates, the share based payment compensation cost recognised for US GAAP did not have to be recognised for IFRS.

Refer to note 30 for a description on Sappi's stock-based compensation and note 35 (d).
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
Fair value hedges for only a part of the term of a hedged item are rare under US GAAP because, in many cases, partial term hedge transactions would fail to meet the offset requirement. Under US GAAP all the contractual flows must be taken into account when measuring hedge effectiveness and therefore the credit margin can not be excluded in performing hedge effectiveness tests. This results in a difference in finance charges.
Under US GAAP the liabilities are not recorded at fair value, resulting in differences in finance costs.

l.	Net presentation of assets and liabilities
IFRS states that financial assets and liabilities should be offset and the net amount reported in the balance sheet when an enterprise: (a) has a legally enforceable right to set off the recognised amounts; and (b) intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
US GAAP restricts the ability to offset to where the right of set off exists between two parties (that is, where a debtor-creditor relationship exists); however, US GAAP does not permit set off under three party netting agreements. Consequently, the relevant assets and liabilities would be increased by US$4 million for September 2007 (September 2006: US$8 million) in a US GAAP balance sheet, with no effect on net income or shareholders' equity.
A summary of the details that led to the US GAAP difference is provided below:
A subsidiary of Sappi Limited and a South African financial institution entered into a lease and lease back arrangement in 1998.

The subsidiary leased certain equipment to the financial institution in terms of a 15 year head-lease. On the same date, the financial institution leased the same equipment back to the subsidiary in terms of a 10 year sub-lease, and issued promissory notes to evidence their obligation in terms of the head-lease, which were discounted with a third party company.

At the termination of the 10 year period of the sub-lease, the subsidiary will hire the equipment for 5 further periods of 1 year each. The subsidiary and financial institution also entered into a deposit facility agreement in terms of which the subsidiary deposits funds with the financial institution for a period of 5 years as security for the rental payments.

Both the head-lease and the sub-lease are governed by the same country's law. The transaction was undertaken to partly fund an expansion at the subsidiary's mill in a cost-effective manner.

In terms of IAS 39 the company believes that it has a legally enforceable right to set off the recognized amounts and Sappi will also settle the liability on a net basis. US GAAP does not permit this kind of set-off.
m.	Derecognition of financial assets
Under IFRS transfer of risks and rewards associated with financial assets becomes the primary test in determining whether it is derecognised. Partial derecognition is permitted if specific criteria is met.
Financial assets are derecognised when the transferor has surrendered control over the assets. Partial derecognition of financial assets are not permitted. This results in a difference in lower finance charge under US GAAP. Under US GAAP, all trade receivable securitisation programs are treated as off balance sheet and therefore the related costs are recoded in selling, general and administration costs and not finance costs.
The effect of the derecognition is a decrease in current assets of US$294 million (2006: US$286 million) and a decrease in current liabilities of US$293 million (2006: US$285 million).
n.	Reversal of inventory write-downs	The reversal of inventory write-downs is required if circumstances give rise to the reversal.	The reversal of inventory write-downs is not permitted.

o.	Deferred tax	IFRS does not require the deferred tax balances to be split between non-current and current temporary differences.	US GAAP requires the temporary differences to be split between non-current and current. This does not result in a difference in the income statement or equity between IFRS or US GAAP.
p.	Share of profit (loss) from associates and joint ventures	Included in operating profit is a profit of US$10 million (2006: US$1 million loss) relating to the share of profit (loss) from associates and joint ventures.	These amounts have been excluded from operating profit for US GAAP.

Reconciliation of profit (loss) to United States GAAP

	note	2007	2006	2005
		US$ million
Profit (loss) for the year determined under IFRS		202	(4)	(184)
Adjustments in respect of:
Pension programs and post-retirement medical benefits	a	(7)	(44)	(27)

• Initial transitional rules application		(1)	(2)	(2)
• Recognition of past service costs		2	(3)	(1)
• Recognition of curtailment gains and losses		—	(23)	—
• Recognition of actuarial gains and losses		(8)	(16)	(24)

Accounting for business combinations	b	19	18	22

• Valuation of assets and liabilities		(2)	(4)	(2)
• Treatment of goodwill		21	22	24

Pre-commissioning expenses capitalised on capital projects	c	—	4	16
Sale and leaseback transactions	e	1	1	1
Asset impairment	f	3	(43)	(5)
Plantations	g	(50)	(25)	(60)
Restructuring and disposal activities	h	(15)	4	10
Income tax	i,a	(26)	(12)	(66)
Stock compensation	j	—	(2)	(3)
Fair value hedge accounting	k	12	7	(66)
Reversal of inventory write-downs	n	(1)	(1)	—
Deferred taxation effect of adjustments		11	(19)	17

Total effect of United States GAAP adjustments		(53)	(112)	(161)

Profit (loss) for the year determined under United States GAAP		149	(116)	(345)

– Basic earnings (loss) per share (US cents)		66	(52)	(154)
– Weighted average number of shares (millions)		227.1	225.3	224.7
– Diluted earnings (loss) per share (US cents)		65	(52)	(154)
– Diluted weighted average number of shares (millions)		229.8	225.3	224.7

Reconciliation of shareholders' equity to United States GAAP

	note	2007	2006
Shareholders' equity determined under IFRS		1,816	1,386
Adjustments in respect of:
Pension programs and post-retirement medical benefits	a	—	171

• Initial transitional rules application		3	4
• Recognition of pension asset		—	41
• Additional minimum liability		—	(118)
• Recognition of past service costs		(3)	(39)
• Recognition of actuarial gains and losses		—	283

Accounting for business combinations	b	187	168

• Cost of acquisition		(3)	(3)
• Valuation of assets and liabilities		39	41
• Treatment of goodwill		151	130

Loans to executive share purchase trust	d	(9)	(9)
Sale and leaseback transactions	e	(5)	(6)
Asset impairments	f	(36)	(35)
Plantations	g	(177)	(110)
Restructuring and disposal activities	h	—	14
Income tax	i	(226)	(174)
Fair value hedge accounting	k	(53)	(59)
Derecognition of financial assets	m	(1)	(1)
Reversal of inventory write-downs	n	(1)	(1)
Deferred taxation effect of adjustments		74	12

Total effect of United States GAAP adjustments		(247)	(30)

Shareholders' equity determined under United States GAAP		1,569	1,356

Additional FAS123(R) disclosure

        As at the end of September 2007 there was US$26.4 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the performance plan; that cost is expected to be recognized over a period of 3.47 years.

        As at the end of September 2007 there was US$1.0 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the share option plan; that cost is expected to be recognized over a period of 2.04 year.

        Sappi has received US$15 million as a result of the exercise of 1 637 650 share options by the employees of Sappi during fiscal 2007.

Reconcilation of unvested options

	Trust Shares		Performance shares		Restricted Shares
	No of Shares	Avg fair value	No of Shares	Avg fair value	No of Shares	Avg fair value
		ZAR		ZAR		ZAR
Balance at September 2006	136,150	67.57	1,892,400	25.33	12,500	93.30
New issues	—		1,711,500	105.95	45,000	106.78
Vested	107,450	71.69			47,500	103.39
Forfeited	—		286,500	42.02	—

Balance at September 2007	28,700	52.29	3,317,400	65.75	10,000	104.00

	Options		Deferred Options
	No of Shares	Avg fair value	No of Shares	Avg fair value
		ZAR		ZAR
Balance at September 2006	1,977,700	35.94	493,550	55.85
New issues	—		—
Vested	724,850	38.43	251,900	62.56
Forfeited	229,250	40.10	28,450	59.92

Balance at September 2007	1,023,600	34.01	213,200	50.45

The Sappi Limited Share Incentive Trust

        Refer to note 30 for details of this trust.

        The following table summarises the status of Share Options and Allocation Share Options outstanding and exercisable as of September 2007:

	Share options outstanding			Share options exercisable
Range of exercise price (US$)	Number	Wtd avg remaining life	Wtd avg exercise price (US$)*	Number	Wtd avg exercise price (US$)*
2.90 to 3.33	53,800	11 months	3.13	53,800	3.13
7.13 to 8.20	191,100	21 months	7.46	191,100	7.46
11.05 to 12.70	1,874,250	58 months	11.42	939,100	11.43
16.42 to 18.89	779,250	40 months	16.52	690,000	16.53
19.12 to 21.99	230,550	30 months	21.42	230,550	21.42

	3,128,950			2,104,550

	Allocation share options outstanding			Allocation share options exercisable
Range of exercise price (US$)	Number	Wtd avg remaining life	Wtd avg exercise price (US$)*	Number	Wtd avg exercise price (US$)*
2.90 to 3.33	57,000	12 months	3.13	57,000	3.13
7.13 to 8.20	336,900	22 months	7.54	336,900	7.54
11.05 to 12.70	292,150	51 months	11.53	146,000	11.53
16.42 to 18.89	284,050	40 months	16.42	218,300	16.42
19.12 to 21.99	438,450	30 months	21.39	438,450	21.39

	1,408,550			1,196,650

There were no Trust shares (September 2006: nil) granted during the year ended September 2007.

*
The share options are issued in South African Rands. They have been translated at the closing rate for the year of US$1 to ZAR6.8715 (September 2006: US$1 to ZAR7.7734)

Guarantees

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

        The maximum future potential undiscounted payments are US$1,635 million of which US$1,553 million is included in the group balance sheet as liabilities at September 2007.

        There are no recourse provisions.

Sappi Manufacturing (Pty) Ltd

        Sappi Manufacturing stood surety for 50% of the borrowing's of Umkomaas Lignin (Pty) Ltd (Lignotech). The approximate term of the guarantee is until June 2008. Sappi Manufacturing would be required to meet 50% of any obligation in the event of Lignotech defaulting upon payment.

        The maximum future potential undiscounted payments are US$3.6 million.

        There are no recourse provisions.

Sappi Fine Paper Europe

        Sappi Fine Paper Europe have issued guarantees related to the use of starch and waste materials and certain trade receivables.

        The maximum future potential undiscounted payments are US$12 million.

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

        The future minimum obligation under the lease for the paper machine at our Somerset mill is US$83 million at September 2007 (September 2006: US$101 million). The net rental payments for 2007 was US$15 million (2006: US$15 million).

        The future minimum obligation under the lease for the cogeneration facility at our Westbrook Mill is US$5 million at September 2007 (September 2006: US$13 million) The net rental payments for 2007 was US$8 million (2006: US$9 million).

Trade receivables

        A significant portion of the group's sales and accounts receivable are from major groups of customers. Two (2006: one) of the group's major customers, represent more than 10% of our sales during the year ended September 2007. These sales were recorded in Sappi Fine Paper. The sales for the year ended September 2007 amounted to US$1,143 million (PaperlinX US$587 million, Igepa US$556 million (2006: PaperlinX US$651 million)). The trade receivables balance, net of securitisation, outstanding on balance sheet at September 2007 was US$49 million (PaperlinX US$23 million; Igepa US$26 million) (2006: PaperlinX US$58 million). Where appropriate, credit insurance has been taken out over the group's trade receivables.

Deferred taxation

	2007		2006
	Assets	Liabilities	Assets	Liabilities
	US$ million
Current:
Other liabilities, accruals and prepayments	(100)	16	(55)	12
Inventory	2	1	8	(4)

Current deferred taxation (liability) asset	(98)	17	(47)	8

Non-current:
USA alternative minimum taxation credit carry forward	11	—	11	—
Unutilised Secondary Tax on Companies (STC) credits(1)	10	—	18	—
Taxation loss carry forward	379	19	322	30
Property, plant and equipment	(168)	(234)	(168)	(237)
Plantations	(12)	(165)	(11)	(133)
Other non-current assets	37	—	35	—
Other non-current liabilities	(99)	(22)	(86)	(4)

Non-current deferred taxation asset (liability)	158	(402)	121	(344)

	60	(385)	74	(336)

(1)
Refer note 6 'Taxation charge (benefit)' for the definition of STC credits.

Loss on derecognition of receivables

        The company has disclosed the loss on sale of financial assets (2007: US$15 million; 2006: US$12 million; 2005: US$19 million) in selling, general and administration costs for IFRS reporting purposes. In terms of the SEC rules these amounts are required to be included in other operating income/expenses.

36.  NEW UNITED STATES ACCOUNTING STANDARDS

        In June 2006, the FASB issued Interpretation No. 48 ("FIN No. 48"), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. The Interpretation provides a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN No. 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for us beginning 1 October 2007. We are currently evaluating the provisions of FIN 48 and have not yet completed our determination of the impact of adoption on our financial position or results of operations.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for us beginning October 2008. We currently are assessing the potential impact that adoption of SFAS No. 157 would have on our financial statements.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 gives us the irrevocable option to carry many financial assets and liabilities at fair values, with changes in fair value recognized in earnings. SFAS No. 159 is effective for us beginning October 2008, although early adoption is permitted. We are currently assessing the potential impact that adoption of SFAS No. 159 will have on our financial statements.

        On 04 December 2007, the FASB Statements No. 141 (revised 2007), Business Combinations, and No. 160, Noncontrolling Interests in Consolidated Financial Statements. These will be effective for us beginning October 2009. Statement 141(R) improves reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable, and relevant information for investors and other users of financial statements. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. Statement 141(R) also will reduce the complexity of existing GAAP. The newly issued standard includes both core principles and pertinent application guidance, eliminating the need for numerous EITF issues and other interpretative guidance. Statement 160 improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way—as equity in the consolidated financial statements. Moreover, Statement 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. We have not yet performed any determination of the impact that adoption of these standards will have on our financial statements.

        On 15 November 2007, the Securities and Exchange Comission (SEC) approved rule amendments under which financial statements from foreign private issuers in the United States of America (USA) will be accepted without reconciliation to US Generally Accepted Accounting Principles if they are prepared using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The rule amendments will be applicable to Sappi's 2008 financial year as they apply to years ended after 15 November 2007.

37.  DIRECTORS' REMUNERATION

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

        Non-executive directors' fees are proposed by the Executive Committee, agreed by the Compensation Committee, recommended by the Board and approved at the annual general meeting by the shareholders.

	2007
Director	Board Fees	Committee Fees	Travel allowance	Total
	US$
DC Brink	41,817	40,423	5,000	87,240
M Feldberg	50,000	48,000	12,500	110,500
JE Healey	50,000	68,000	15,000	133,000
K de Kluis(1)	16,265	16,265	2,500	35,030
D Konar	27,878	52,736	5,000	85,614
HC Mamsch	65,060	93,568	10,000	168,628
B Radebe	27,878	18,121	5,000	50,999
ANR Rudd	65,060	27,601	2,500	95,161
FA Sonn	27,878	9,060	5,000	41,938
E van As(2)	48,787	—	5,000	53,787
K Osar(3)	20,835	—	7,500	28,335
J McKenzie(4)	2,324	—	—	2,324

	443,782	373,774	75,000	892,556

(1)
Retired in December 2006

(2)
Includes board fees received by Mr van As for the period July to September 2007

(3)
Appointed in May 2007

(4)
Appointed in September 2007

	2006
Director	Board Fees	Committee Fees	Travel allowance	Total
	US$
DC Brink	28,014	40,203	6,900	75,117
M Feldberg	47,250	46,200	9,200	102,650
JE Healey	47,250	61,538	13,800	122,588
JL Job(5)	21,010	—	4,600	25,610
K de Kluis	56,653	56,653	18,300	131,606
D Konar	28,014	37,250	4,600	69,864
HC Mamsch	56,653	78,685	11,500	146,838
B Radebe	28,014	17,414	6,900	52,328
ANR Rudd(6)	28,327	—	4,600	32,927
FA Sonn	28,014	8,707	4,600	41,321
E van As	98,426	—	6,900	105,326

	467,625	346,650	91,900	906,175

(5)
Appointed non-executive director in January 2006 and resigned September 2006

(6)
Appointed in April 2006

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

        Bonus and performance related payments are based on corporate and individual performance. Under this, executives may be awarded up to 110% of their annual salary if group and personal performance objectives as agreed by the Remuneration Committee are met. Bonuses relate to amounts paid in the current year, but based on the previous year's performance.

        Average exchange rates for the year concerned are again applied in the tables in converting the currency of payment into US dollars.

Executive Directors(4)

	2007
Director	Salary	Prior Year bonuses and performance related payments(9)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Benefit received from Credit Scheme Share Funding	Other	Total
	US$
W Pfarl(1)	536,552	255,071	2,708	132,087	—	393,688	1,320,106
MR Thompson	272,354	84,910	448	100,515	—	—	458,227
E van As(2)	696,953	—	—	—	—	146,360	843,313
RJ Boëttger(3)	161,737	—	—	46,412	516,248	—	724,397

	1,667,596	339,981	3,156	279,014	516,248	540,048	3,346,043

(1)
Retired June 2007. Mr Pfarl received a pension disbursement benefit of US$346,085 included in other benefits.

(2)
Mr van As received a salary of US$696,953 (ZAR 5m) while acting as CEO. Includes board fees paid to Mr van As for the period September 2006 till August 2007 when his executive responsibilities terminated upon the appointment of Mr Boëttger as CEO. Mr van As then resumed his Non-Executive chairman responsibilities.

(3)
Appointed as CEO in July 2007. Mr Boëttger received 35,000 restricted shares which vest on 31 December 2007 included under benefit received from credit scheme share funding. A share based expense of US$516,248 was recognised in the current year income statement, based on a share-price of ZAR106.00.

(4)
Executive directors are paid remuneration packages which aim to be competitive in the countries in which they live and work, and they are generally paid in the currency of those countries.

	2006
Director	Salary	Prior Year bonuses and performance related payments(9)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Benefit received from Credit Scheme Share Funding	Other(12)	Total
	US$
JL Job(6 & 10)	85,810	79,845	931	29,291	67,287	—	263,164
JCA Leslie(5 & 8)	2,623,998	827,830	52,959	2,189,838	287,707	—	5,982,332
W Pfarl	653,615	178,005	3,340	156,702	—	—	991,662
DG Wilson(7)	243,916	57,925	6,271	82,575	—	—	390,687
MR Thompson(11)	44,660	—	81	17,193	—	—	61,934
E van As(12)	—	—	—	—	—	1,463,520	1,463,520

	3,651,999	1,143,605	63,582	2,475,599	354,994	1,463,520	9,153,299

(5)
In terms of his contract with the company, Mr Leslie received Sappi Limited shares as a performance bonus, should the shareholder return on the shares in Sappi Limited equal or exceed a comparator group of other international pulp and paper companies for each of the three year periods ending December 2003, December 2004 and December 2005. Depending on the quantum by which the shareholder return exceeds the comparator group in each four year grouping, Mr Leslie could receive up to 16,667 shares. At December 2004 he received 16,667 shares with a value of US$167,787.
(December 2003: 16,667 shares with a value of US$229,947). The company has also guaranteed Mr Leslie a minimum annual pension subject to various conditions being met.

(6)
He was appointed as a non-executive director in January 2006 and resigned in September 2006.

(7)
Resigned as executive director in July 2006.

(8)
The portion of remuneration which relates to termination was US$5,034,076. An amount of US$1,068,134 which is included in the "Contributions paid under pension and medical aid schemes" column above, will only be paid to Mr Leslie in 2008 if a certain level of gain on share scheme shares is not achieved.

(9)
Bonuses and performance related payments are in respect of the previous year's performance paid in the current year.

(10)
In terms of his contract with the company, Dr Job received 12,000 restricted shares, which vest equally over a two year period ending December 2004 and December 2005. In 2005 he received the cash equivalent value of 6,000 shares of US$79,174.

(11)
Appointed as executive director in August 2006.

(12)
Includes board fees paid to Mr van As for the period April 2006 to September 2006 while acting CEO of US$98,426 and the value of 100,000 shares accrued at market price on date awarded by the board, namely R90.15 per share (US$1,365,094). 50,000 shares were purchased for Mr van As on 29 September 2006 and the remaining 50,000 were purchased on 30 March 2007.

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

38.  DIRECTORS' INTERESTS

        The following table sets out the directors' interests in the shares in Sappi Limited. For the purpose of this table, directors' interests are those in shares owned either directly or indirectly as well as those shares in respect of which directors have vested obligations to purchase shares or repay loans in terms of the Sappi Limited Share Incentive Trust.

	2007			2006
	Direct Interests		Indirect Interests	Direct Interests		Indirect Interests
Director	Beneficial	Vested Obligations to Purchase or Repay Loans	Beneficial	Beneficial	Vested Obligations to Purchase or Repay Loans	Beneficial
Non-Executive Directors
D C Brink	—	—	10,000	—	—	10,000
M Feldberg	—	—	—	—	—	—
J E Healey	—	—	—	—	—	—
K de Kluis(1)	—	—	—	4,000	—	—
D Konar	—	—	—	—	—	—
H C Mamsch	—	—	—	—	—	—
B Radebe	—	—	—	—	—	—
A N R Rudd	—	—	—	—	—	—
F A Sonn	—	—	—	—	—	—
E van As	—	—	—	—	—	—
K Osar(2)	—	—	—	—	—	—
J McKenzie(3)	—	—	—	—	—	—
Executive Directors
M R Thompson(4)	—	36,300	—	—	40,200	—
R J Boëttger(5)	—	—	—	—	—	—
J L Job(6)	—	—	—	—	—	—
J C A Leslie(7)	—	—	—	—	—	—
D G Wilson(8)	—	—	—	—	—	—
W Pfarl(9)	—	—	—	—	25,000	—
E van As	248,000	200,000	316,959	245,000	200,000	377,636

TOTAL	248,000	236,300	326,959	249,000	265,200	387,636

(1)
Retired in December 2006

(2)
Appointed in May 2007

(3)
Appointed in September 2007

(4)
Appointed in August 2006

(5)
Appointed in July 2007

(6)
Resigned December 2005

(7)
Resigned March 2006

(8)
Resigned July 2006

(9)
Retired June 2007

Changes in directors' interests in Sappi Limited shares after year-end

        Susequent to year end in November 2007, E van As fulfilled his obligation in respect of 100,000 shares of the 200,000 vested obligations to purchase, listed above.

Directors' interests in contracts

        On September 12, 2006 Mr E van As entered into a zero cost collar contract with a commercial bank for 246 959 shares that are indirectly beneficially held by himself. The collar contract has a put strike price of R94.07 per share and call strike price of R111.99 per share. The term of the contract is for 364 days.

        The directors have certified that they had no material interest in any significant transaction with either the company or any of its subsidiaries. Therefore there is no conflict of interest with regard to directors' interests in contracts.

39.  DIRECTORS' PARTICIPATION IN THE SAPPI LIMITED SHARE INCENTIVE TRUST AND PERFORMANCE SHARE INCENTIVE PLAN

Share options, allocation shares and performance shares

        The following table sets out all share options (whether vested or unvested), all other unvested allocation shares and performance shares granted to, and exercised by, each executive director in terms of the Sappi Limited Share Incentive Trust and Performance Share Incentive Plan during the year ended September 2007. These interests are also included in "Directors' interests" in note 38. Details of share dealings are included in the second table. Non-executive directors do not have any allocation shares, share options or performance shares. Executive directors who retire have 12 months in which to settle their share options and allocation shares, unless extension is granted by the remuneration committee of the board of directors. For performance shares there is a formula by which retired executive directors will receive a proportion of any shares which may have vested at the end of the four year period.

Executive Directors	RJ Boëttger(3)		W Pfarl(2)		MR Thompson(1)		E van As		Total 2007	Total 2006
	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	No of shares	No of shares
Outstanding at September 2006
Number of shares held				219,000		164,000		250,000	633,000	1,321,000
Issue 24			R 53.85	50,000	R 53.85	15,000	R 53.85	100,000
Issue 25			R 49.00	25,000	R 49.00	3,000	R 49.00	50,000
Issue 26			—	—	R 147.20	15,000	R 147.20	50,000
Issue 27			R 112.83	30,000	R 112.83	15,000	R 112.83	50,000
Issue 28			R 79.25	30,000	—
Issue 28a			—	—	R 79.25	18,000
Issue 29			R 78.00	30,000	R 78.00	18,000
Performance shares 29(4)			—	12,000	—	6,000
Performance shares 30(4)				42,000		24,000
Performance shares 30a(4)						50,000

Offered and accepted
Performance shares 30										184,000
Paid for
Number of shares				75,000		15,000			90,000	241,500
Weighted average allocated price				R 52.23		R 53.85

Returned, lapsed and forfeited
Number of shares										324,500

Resignation/Retirement as executive director
Number of shares				144,000				250,000	394,000	470,000
Weighted average allocated price				R 56.26				—

Appointment as director
Number of shares		100,000							100,000	164,000

Executive Directors	RJ Boëttger(3)		W Pfarl	MR Thompson(1)		E van As		Total 2007	Total 2006
	Allocated price	No of shares		Allocated price	No of shares	Allocated price	No of shares	No of shares	No of shares
Outstanding at September 2007
Number of shares held		100,000	Retired in		149,000	Executive		249,000	633,000
			June 2007.			responsibilities
Issue 25				R 49.00	3,000	terminated in
Issue 26				R 147.20	15,000	August 2007
Issue 27				R 112.83	15,000	upon appointment
Issue 28a				R 79.25	18,000	of new CEO
Issue 29				R 78.00	18,000
Performance shares 29(4)					6,000
Performance shares 30(4)					24,000
Performance shares 30a(4)					50,000
Performance shares 31a(4)		100,000

Expiry dates
Issue 25				15-Jan-09
Issue 26				28-Mar-10
Issue 27				13-Feb-11
Issue 28a				30-Dec-11
Issue 29				13-Dec-12
Performance shares 29(4)				13-Dec-08
Performance shares 30(4)				13-Dec-09
Performance shares 30a(4)				8-Aug-10
Performance shares 31a(4)	2-Jul-11

Changes in executive directors' share options, allocation shares and performance shares after year end.

Subsequent to year end in November 2006, W Pfarl sold 75,000 options resulting in a gain of US$ 606,428.

(1)
He was appointed an executive director on 08 August 2006. The number of shares held at date of appointment have been brought in as one figure.
(2)
Retired as executive director in June 2007. He will still be entitled to certain shares in terms of his agreement
(3)
Appointed in July 2007
(4)
Performance shares are issued when all conditions per Note 30 are met.

		Dealings in Sappi Limited Share Incentive Trust and Performance Share Incentive Plan for the year ended September 2007
Director		Date paid for	Number of shares paid for	Allocation price	Market value at date of payment	Gains on shares paid for US$(1)
Executive directors
W Pfarl(2)	Option	15 November 2006	50,000	R 53.85	R 111.19	397,962
	Deferred Sale	15 November 2006	25,000	R 49.00	R 111.19	215,811
M R Thompson	Deferred Sale	14 December 2006	15,000	R 53.85	R 115.79	133,004

TOTAL			90,000			746,777

(1)
Converted from South African Rand to US Dollars at the exchange rates on the date of sale
(2)
Retired June 2007

		Dealings in Sappi Limited Share Incentive Trust and Performance Share Incentive Plan for the year ended September 2006
Director		Date paid for	Number of shares paid for	Allocation price	Market value at date of payment	Gains on shares paid for US$(1)
Executive directors
J L Job(2)	Deferred Sale	08 August 2006	44,000	R 39.00	R 89.33	324,995
	Deferred Sale	08 August 2006	30,000	R 53.85	R 89.33	156,208
	Deferred Sale	08 August 2006	25,000	R 49.00	R 89.33	147,967
D G Wilson(3)	Options	13 December 2005	8,000	R 21.30	R 74.01	66,670
	Deferred Sale	13 December 2005	8,000	R 21.30	R 74.01	66,670
	Options	24 August 2006	16,000	R 21.30	R 90.11	153,658
	Deferred Sale	24 August 2006	16,000	R 21.30	R 90.11	153,658
	Deferred Sale	01 September 2006	25,000	R 49.00	R 93.32	153,825
	Options	12 September 2006	25,000	R 53.85	R 94.00	136,286
	Deferred Sale	12 September 2006	25,000	R 53.85	R 94.00	136,286
	Options	14 September 2006	12,000	R 79.25	R 95.00	25,820
	Options	14 September 2006	4,772	R 78.00	R 95.00	11,083
	MIS Bonus(4)	14 September 2006	2,992	—	R 95.00	38,831
	Options	18 September 2006	2,728	R 78.00	R 94.50	6,094

TOTAL			244,492			1,578,051

(1)
Converted from South African Rand to US Dollars at the exchange rates on the date of sale
(2)
Retired as executive director in December 2005 and resigned as non-executive director in September 2006.
(3)
Resigned as executive director in July 2006
(4)
Management Incentive Scheme (MIS).

SAPPI

CONDENSED COMPANY INCOME STATEMENT

for the year ended September 2007

	note	2007	2006
		ZAR million
Operating loss	1	(14)	(16)
Income from subsidiaries	2	498	223
Net finance income	3	15	21

Profit before taxation		499	228
Taxation—Current		(38)	14
—Deferred		70	60

Profit for the year		467	154

SAPPI

CONDENSED COMPANY BALANCE SHEET

at September 2007

	2007	2006
	ZAR million
Assets
Non-current assets	14,663	14,798

Property, plant and equipment	4	5
Investments in subsidiaries	12,253	12,140
Intercompany receivables	2,217	2,387
Loan to Executive Share Purchase Trust	109	115
Deferred tax asset	80	151

Current assets	82	24

Cash	1	—
Receivables	2	2
Intercompany receivables	79	22

Total assets	14,745	14,822

Equity and liabilities
Shareholders' equity	14,575	14,660

Ordinary share capital	239	239
Share premium	6,427	6,427
Non-distributable reserves	18	45
Distributable reserves	7,891	7,949

Non-current liabilities
Intercompany payables	1	1
Current liabilities	169	161

Trade and other payables	61	54
Intercompany payables	69	24
Taxation payable	39	83

Total equity and liabilities	14,745	14,822

SAPPI

CONDENSED COMPANY CASH FLOW STATEMENT

for the year ended September 2007

	2007	2006
	ZAR million
Profit before interest and taxation	484	207
Adjustments for non-cash items:
Subsidiary transactions	157	237
Other	(24)	12

Cash generated by operations	617	456
Increase in working capital	8	15
Net finance income	15	21
Taxation paid	(6)	(7)
Dividends paid	(525)	(484)

Cash generated in operating activities	109	1
Fixed asset purchases	(1)	—
Decrease (increase) in non-current assets	6	(1)
Increase in investments	(113)	—

Net movement in cash & cash equivalents	1	—
Cash & cash equivalents at beginning of year	—	—

Cash and cash equivalents at end of year	1	—

SAPPI

CONDENSED COMPANY STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the year ended September 2007

	2007	2006
	ZAR million
Profit for the year	467	154

Total recognised income for the year	467	154

SAPPI

NOTES TO THE CONDENSED COMPANY FINANCIAL STATEMENTS

for the year ended September 2007

1.     OPERATING LOSS

        The operating loss is arrived at after taking into account the items detailed below:

	2007	2006
	ZAR million
Depreciation	3	3
Technical and administrative services paid other than to bona fide employees of the company	27	35
Auditors' remuneration	15	18

– fees for audit and related services	12	14
– fees for other services	3	4

2.     INCOME FROM SUBSIDIARIES

	2007	2006
	ZAR million
Dividends received from subsidaries	498	223

3.     NET FINANCE INCOME

	2007	2006
	ZAR million
Interest received	12	8
Net foreign exchange gains	3	13

	15	21

4.     RECONCILIATION OF CHANGES IN EQUITY

	Number of ordinary shares	Ordinary share capital	Share premium	Non-distributable reserves	Distributable reserves	Total
		ZAR million
Balance—September 2005	239.1	239	6,427	37	8,279	14,982
Profit for the year	—	—	—	—	154	154
Dividends	—	—	—	—	(484)	(484)
Share-based payments	—	—	—	8	—	8

Balance—September 2006	239.1	239	6,427	45	7,949	14,660
Profit for the year	—	—	—	—	467	467
Dividends	—	—	—	—	(525)	(525)
Share-based payments	—	—	—	(27)	—	(27)

Balance—September 2007	239.1	239	6,427	18	7,891	14,575

5.     COMMITMENTS

	2007	2006
	ZAR million
Revenue commitments
Operating leases and rentals
Payable within one year	1	1
Payable in two to five years	2	2

	3	3

6.     CONTINGENT LIABILITIES

	2007	2006
	ZAR million
Guarantees and suretyships*	10,653	12,892

*
Reported in 2006 as ZAR17,777 million.

7.     BASIS OF PREPARATION

        The annual financial statements from which these condensed financial statements have been derived have been prepared in accordance with the English language version of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

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
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
HISTORY AND DEVELOPMENT OF THE COMPANY
BUSINESS OVERVIEW
SAPPI FINE PAPER
SAPPI FOREST PRODUCTS
SUPPLY REQUIREMENTS
ENVIRONMENTAL AND SAFETY MATTERS
ORGANIZATIONAL STRUCTURE
PROPERTY, PLANT AND EQUIPMENT
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
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B. CODE OF ETHICS
  ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
  ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
  ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER
PART III
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. EXHIBITS
SIGNATURES
SAPPI
SAPPI GROUP INCOME STATEMENT for the year ended September 2007
SAPPI GROUP BALANCE SHEET at September 2007
SAPPI GROUP CASH FLOW STATEMENT for the year ended September 2007
SAPPI GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE for the year ended September 2007
SAPPI NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS for the year ended September 2007
SAPPI CONDENSED COMPANY INCOME STATEMENT for the year ended September 2007
SAPPI CONDENSED COMPANY BALANCE SHEET at September 2007
SAPPI CONDENSED COMPANY CASH FLOW STATEMENT for the year ended September 2007
SAPPI CONDENSED COMPANY STATEMENT OF RECOGNISED INCOME AND EXPENSE for the year ended September 2007
SAPPI NOTES TO THE CONDENSED COMPANY FINANCIAL STATEMENTS for the year ended September 2007