Form 20-F
period 2008-09-30
SAPPI LTD
filed 2009-01-26
CIK 1072483

Use these links to rapidly review the document
TABLE OF CONTENTS
INDEX TO GROUP ANNUAL FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on January 26, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2008 OR
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

ITEM 17 ☐            ITEM 18 ☒

          Indicate by checkmark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

          U.S. GAAP ☐           International Financial Reporting Standards as issued by the International Accounting Standards Board ☒           Other ☐

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

 OUR USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT

        Unless otherwise specified or the context requires otherwise in this Annual Report on Form 20-F ("Annual Report"):

  •
  references to "Sappi", "Sappi Group", "Group", "we", "us" and "our" are to Sappi Limited together with its subsidiaries excluding, unless otherwise indicated, the Acquired Business (as defined below);

  •
  references to the "Acquired Business" are to the coated graphic paper business and certain related uncoated graphic paper business activities of M-real Corporation acquired by us on December 31, 2008;

  •
  references to the "Acquisition" are to the acquisition of the Acquired Business by us;

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

  •
  references to "market share" are based upon sales volumes in a specified geographic region during the fiscal year ended September 30, 2008;

  •
  references to "NBSK" are to northern bleached softwood kraft pulp frequently used as a pricing benchmark for pulp;

  •
  references to "groundwood" or to "mechanical" are to pulp manufactured using a mechanical process, or where applicable to paper, made using a high proportion of such pulp;

  •
  references to "woodfree paper" are to paper made from chemical pulp, which is pulp made from wood fiber that has been produced in a chemical process; and

  •
  references to "PM" are to individual paper machines.

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

        Except as otherwise indicated in this Annual Report any reference to capacity, production capacity, market share information and data of a similar nature exclude the impact of the Acquired Business, which was acquired on December 31, 2008.

        Unless otherwise provided in this Annual Report, trademarks identified by ® are registered trademarks of Sappi Limited or our subsidiaries.

ACCOUNTING PERIODS AND PRINCIPLES

        Unless otherwise specified, all references in this Annual Report to a "fiscal year" and "year ended" of Sappi Limited refer to a twelve-month financial period. All references in this Annual Report to fiscal 2008, 2007 and fiscal 2006, or the years ended September 2008, 2007 or 2006 refer to Sappi Limited's twelve-month financial periods ended on September 28, 2008, September 30, 2007 and October 1, 2006, respectively; references in this Annual Report to fiscal 2009 refer to the period beginning September 29, 2008 and ending September 27, 2009. Our Group annual financial statements included elsewhere in this Annual Report have been prepared in conformity with IFRS.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

        We publish our Group annual financial statements and all financial data presented in this Annual Report in US dollars on a nominal (non-inflation adjusted) basis. For information regarding the conversion to US dollars in fiscals 2008, 2007 and 2006, see note 2 to our Group annual financial statements included elsewhere in this Annual Report.

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

        The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

  •
  the highly cyclical nature of the pulp and paper industry;

  •
  the impact on our business of the global economic downturn;

  •
  pulp and paper production, production capacity, input costs (including raw materials, energy and employee costs) and pricing levels in North America, Europe, Asia and southern Africa;

  •
  any major disruption in production at our key facilities;

  •
  changes in environmental, tax and other laws and regulations;

  •
  adverse changes in the markets for our products;

  •
  any delays, unexpected costs or other problems experienced with any business acquired or to be acquired and achieving expected savings and synergies;

  •
  consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed;

v

  •
  adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems;

  •
  the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions; and

  •
  the risk that the Acquisition will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; that expected revenue synergies and cost savings from the Acquisition may not be fully realized or realized within the expected time frame; that revenues following the Acquisition may be lower than expected; or that any anticipated benefits from the consolidation of the business may not be achieved.

        These factors are fully discussed in this Annual Report. For further discussion on these factors, see "Item 3—Key Information—Selected Financial Data", "Item 3—Key Information—Risk Factors", "Item 4—Information on the Company", "Item 5—Operating and Financial Review and Prospects—Financial Condition and Results of Operations", "Item 10—Additional Information—Exchange Controls" and note 30 to our Group annual financial statements included elsewhere in this Annual Report. You are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Annual Report and are not intended to give any assurance as to future results. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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

        We implemented International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") for the first time in fiscal 2006 and restated comparative amounts for fiscal 2005. Our selected financial data is as reported in accordance with IFRS for fiscals 2005 to 2008. Financial data for fiscal 2004 cannot be provided in accordance with IFRS without unreasonable effort and expense.

	Year Ended September
	2008	2007	2006	2005
	US$ million, except per share data
Group Income Statement Data:
Sales(1)	5,863	5,304	4,941	5,018
Operating profit (loss)	314	383	125	(109)
Net profit (loss)	102	202	(4)	(184)
Basic earnings (loss) per share (US cents)	45	89	(2)	(81)
Diluted earnings (loss) per share (US cents)	44	88	(2)	(81)
Dividends per share (US cents)(2)	16	32	30	30

	Year Ended September
	2008	2007	2006	2005
	US$ million
Group Balance Sheet Data:
Total assets	6,109	6,344	5,517	5,889
Net assets	1,605	1,816	1,386	1,589
Operating assets(3)	5,794	5,919	5,219	5,452
Total long-term borrowings	1,832	1,828	1,634	1,600
Shareholders' equity	1,605	1,816	1,386	1,589

Other Information:

	Year Ended September
	2008	2007	2006	2005
	US$ million, except number of shares data
EBITDA(4)	688	758	517	315
Weighted average number of ordinary shares in issue (in million)(5)	228.8	227.8	226.2	225.8
number of ordinary shares in issue at fiscal year end (in million)(5)	229.2	228.5	227.0	225.9

(1)
Sales are defined in note 2.2.21 to our Group annual financial statements included elsewhere in this Annual Report.

(2)
The dividends per share were, in each case, declared after the end of the year indicated. The dividend for fiscal 2008 is payable on all ordinary shares in issue on November 28, 2008, which does not include ordinary shares issued in the Rights Offering. For further information on our dividend policy, see "Item 8—Financial Information—Dividend Policy".

(3)
Operating assets are defined in note 3 to our Group annual financial statements included elsewhere in this Annual Report.

(4)
In compliance with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit. As a result, our definition retains non-trading profit / loss and minority interest as part of EBITDA. EBITDA represents earnings before interest (net finance costs), taxation, depreciation and amortization. Net finance costs include: gross interest paid; interest received; interest capitalized; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the Group income statement for an explanation of the computation of net finance costs. We use EBITDA as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies. EBITDA is a measure used by the Group, together with measures of performance under IFRS, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe EBITDA is a useful and commonly used measure of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because it facilitates operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortization methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated. For these reasons, we believe EBITDA and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully. EBITDA is not a measure of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company's operations in accordance with IFRS.

The following table reconciles net profit (loss) to EBITDA.

	Year Ended September
	2008	2007	2006	2005
	US$ in million
Net profit (loss)	102	202	(4)	(184)
Add back:
Depreciation and amortization	374	375	392	424
Net finance costs	126	134	130	80
Taxation	86	47	(1)	(5)

EBITDA	688	758	517	315
(5)
Net of Treasury shares as explained in note17 to our Group annual financial statements included elsewhere in this Annual Report.

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

        The markets for our pulp and paper products are significantly affected by changes in industry capacity and output levels and by cyclical changes in the world economy. As a result of periodic supply / demand imbalances in the pulp and paper industry, these markets historically have been highly cyclical, with volatile pulp and paper prices. In addition, recent turmoil in the capital and credit markets has led to decreased availability of credit, which is having an adverse effect on the world economy and consequently has already affected, and may continue to adversely affect the markets for our products. The timing and magnitude of price increases or decreases in the pulp and paper market have generally varied by region and by type of pulp and paper.

        Despite a relatively high level of pulp integration on a Group-wide basis, a significant increase in the prices for pulp or pulpwood could adversely affect our non-integrated and partially integrated operations if they are unable to raise paper prices sufficiently to offset the effects of increased costs. Other input cost increases including energy and chemicals may affect our operations if we are unable to raise paper prices sufficiently.

        The majority of our fine paper sales consist of sales to merchants. However, the pricing of products for merchant sales can generally be changed between 30 to 90 days' advance notice to the merchant. Sales to converters may be subject to longer notice periods for price changes. Such notice periods generally would not exceed 6 to 12 months. In southern Africa, we have entered into longer-term fixed-price agreements of between 6 to 12 months duration for primarily packaging paper and newsprint sales with domestic customers. Such agreements accounted for approximately 5% of consolidated sales during fiscal 2008.

        Most of our chemical cellulose sales contracts are multi-year contracts. However, the pricing is generally based on a formula linked to the NBSK price and reset on a quarterly basis.

        As a result of the short-term duration of paper and chemical cellulose pricing arrangements, we are subject to cyclical decreases in market prices for these products. A downturn in paper or chemical cellulose prices could have a material adverse effect on our business, results of operations and financial condition.

        For further information, see "Item 4—Information on the Company—The Pulp and Paper Industry".

 Global economic conditions could adversely affect our business, results of operations and financial condition.

        Worldwide economic conditions have recently experienced a significant downturn due to credit conditions impacted by the subprime mortgage crisis and other factors, including slower economic activity, inflation and deflation concerns, reduced corporate profits, reduced or canceled capital spending, adverse business conditions and liquidity concerns, resulting in significant recessionary pressures and lower business and consumer confidence. Global demand for coated fine paper started to decline in the second half of fiscal 2008 and into fiscal 2009, and pulp demand and pulp prices decreased in the latter part of fiscal 2008 and into fiscal 2009. We may continue to experience a slowing in demand in all our major markets and downward pressure on pricing in many markets, which could adversely affect our business, results of operations and financial condition, including difficulties in maintaining previous operating performance. In anticipation of slowing demand, we took production down time in December 2008 and we will consider taking further down time in fiscal 2009 to balance supply and demand. While the full impact of the downturn may not occur until 2009 or beyond, we cannot predict the timing or the duration of this or any other downturn in the economy.

 The markets for pulp and paper products are highly competitive, and many of our competitors have advantages that may adversely affect our ability to compete with them.

        We compete against a large number of pulp and paper producers located around the world. A recent trend towards consolidation in the pulp and paper industry has created larger, more focused pulp and paper companies. Some of these companies benefit from greater financial resources or operate mills that are lower cost producers of pulp and paper products than our mills. We cannot assure you that each of our mills will be competitive. Furthermore, we cannot assure you that we will be able to take advantage of consolidation opportunities which may arise, or that any failure to exploit opportunities for growth would not make us less competitive. Increased competition, including a decrease in import duties in accordance with the terms of free trade agreements, could cause us to lose market share, increase expenditures or reduce pricing, any of which could have a material adverse effect on the results of our operations. In addition, competition may result in our being unable to increase selling prices of our products sufficiently or in time to offset the effects of increased costs without losing market share.

The cost of complying with environmental regulation may be significant to our business.

        Our operations are subject to a wide range of environmental requirements in the various jurisdictions in which we operate. Although we strive to ensure that our facilities comply with all applicable environmental laws, we have in the past been and may in the future be subject to governmental enforcement action for failure to comply with environmental requirements. We expect to continue to incur significant expenditures and may face operational constraints to maintain compliance with applicable environmental laws, to upgrade equipment at our mills and to meet new regulatory requirements, including those in the United States, South Africa and Europe. Impacts from historical operations, including the land disposal of waste materials, may require further investigation and cleanup. In addition, we could become subject to environmental liabilities resulting from personal injury, property damage or natural resources damage. Expenditures to comply with future environmental requirements and the cost related to any potential environmental liabilities and claims could have a material adverse effect on our business and financial condition.

        For further information, see "Item 4—Information on the Company—Environmental and Safety Matters".

The availability and cost of insurance cover can vary considerably from year to year as a result of events beyond our control, and this can result in our paying higher premiums and periodically being unable to maintain the levels or types of insurance carried.

        Although the insurance market has been stable for the last three to four years, it remains cyclical and catastrophic events can change the state of the insurance market, leading to sudden and unexpected increases in premiums and deductibles and unavailability of coverage due to reasons totally unconnected with our business. In addition, recent turmoil and volatility in the global financial markets may adversely affect the insurance market. This may result in some of the insurers in our insurance portfolio failing and being unable to pay their share of claims.

        Although we have successfully negotiated the renewal of our 2009 insurance cover at rates similar to those of 2008 and self-insured deductibles for any one property damage occurrence have remained at $25 million, with an unchanged aggregate limit of $40 million, we are unable to predict whether past or future events will result in less favorable terms. For property damage and business interruption, there generally does not seem to be cost effective cover available to full value; however, we believe that the loss limit cover of $1 billion should be adequate for what we have determined as the reasonably foreseeable loss for any single claim.

        While we believe our insurance programs provide adequate coverage for reasonably foreseeable losses, we continue working on improved risk management to lower the risk of incurring losses from uncontrolled incidents. We are unable to assure you that actual losses will not exceed our insurance coverage or that such excess will not be material.

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

        Consumer preferences may change as a result of the availability of alternative products or of services such as electronic media or the internet, which could negatively impact consumption of our products.

Risks Related to Our Business

Our indebtedness may impair our financial and operating flexibility.

        Our level of indebtedness and the terms of our indebtedness could negatively impact our business and liquidity. As of September 2008, our interest bearing debt (long-term and short-term interest bearing debt plus overdraft, less cash on hand) was US$ 2,405 million. While reduction of our indebtedness is one of our priorities, opportunities to grow within our businesses will continue to be evaluated, and the financing of any future acquisition or capital investment may include the incurrence of additional indebtedness.

        The level of our debt has important consequences, including:

  •
  our ability to obtain additional financing may be limited, which could limit, among other things, our ability to exploit growth opportunities;

  •
  a substantial portion of our cash flow from operations may be required to make debt service payments;

  •
  we are exposed to increases in interest rates because a portion of our debt bears interest at variable rates;

  •
  we may be more leveraged than certain of our competitors;

  •
  we may be more vulnerable to economic downturns and adverse changes in our business;

  •
  our ability to withstand competitive pressure may be more limited; and

  •
  certain of our financing arrangements contain covenants and conditions that may restrict the activities of certain Group companies.

        During fiscal 2009, we have approximately US$ 827 million outstanding under renewable facilities that mature. We expect to be able to continue to refinance these rolling facilities under our existing longer-term funding arrangements and bilateral banking facilities. Other than rolling facilities, the first significant scheduled debt repayment is a € 400 million facility maturing in December 2010. We will seek to refinance such indebtedness when it becomes due through the issuance of new debt in the global capital markets.

        Our ability to refinance our debt, incur additional debt, the terms of our existing and additional debt and our liquidity could be affected by a number of adverse developments. In the third quarter of fiscal 2008, the global debt markets were subject to significant pressure triggered by the collapse of the sub-prime mortgage market in the U.S. This liquidity crunch continued through and worsened in calendar 2008, leading to unprecedented volatility in the financial markets, an acute contraction in the availability of credit, including in interbank lending, and the failure of a number of leading financial institutions. Changes in investment markets, including changes in interest rates, exchange rates and returns from equity, property and other investments, have resulted in worsening general economic conditions. As a result, certain government bodies and central banks worldwide have undertaken unprecedented intervention programs, the effects of which remain uncertain. In addition, since 2006 the Group's credit ratings have been downgraded to sub-investment grade by Standard & Poor's (S&P) (currently BB / Stable) and Moody's (currently Ba2 / Stable). These adverse developments in the credit markets and in our credit rating, as well as other future adverse developments, such as further deterioration in the financial markets and a worsening of general economic conditions, may negatively impact our ability to issue additional debt as well as the amount and terms of the debt we are able to issue. Our liquidity will be adversely affected if we must repay all or a portion of our maturing debt from available cash or through use of our existing liquidity facilities. In addition, our results of operations will be adversely impacted to the extent the terms of the debt we are able to issue are less favorable than the terms of the debt being refinanced. It is also possible that we will need to agree to covenants that place additional restrictions on our business.

        We are subject to South African exchange controls, which may restrict the transfer of funds directly or indirectly between our subsidiaries or between the parent company and our subsidiaries and can restrict activities of our subsidiaries. We may also incur tax costs in connection with these transfers of funds. These exchange controls have affected the geographic distribution of our debt. As a result, acquisitions in the United States and Europe were financed with indebtedness incurred by companies in those regions. As a consequence, our ability or the ability of any of our subsidiaries to make scheduled payments on its debt will depend on its financial and operating performance, which will depend on various factors beyond our control, such as prevailing economic and competitive conditions. If we or any of our subsidiaries are unable to achieve operating results or otherwise obtain access to funds sufficient to enable us to meet our debt service obligations, we could face substantial liquidity problems. As a result, we might need to delay investments or dispose of material assets or operations. The timing of and the proceeds to be realized from any such disposition would depend upon circumstances at the time.

The current global liquidity and credit crises could have a negative impact on our major customers which in turn could materially adversely affect our results of operations and financial position.

        The current global liquidity and credit crises are having a significant negative impact on businesses around the world; the impact of these crises on our major customers cannot be predicted and may be quite severe. A disruption in the ability of our significant customers to access sources of liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their future orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and financial position.

We require a significant amount of cash to fund our business and our ability to generate sufficient cash depends on many factors, some of which are beyond our control.

        Our ability to fund our working capital, capital expenditure and research and development requirements, to engage in future acquisitions, to make payments on our debt, to fund post-retirement benefit programs and to pay dividends will depend upon our future operating performance and our ability to generate sufficient cash. Our principal sources of liquidity are cash generated from operations and availability under our credit facilities and other debt arrangements. Our ability to generate cash depends, to some extent, on general economic, financial, competitive, market, regulatory and other factors, many of which are beyond our control. Our cash flow from operations may be adversely impacted by the downturn in worldwide economic conditions, which has resulted in a decline in global demand for our products and a softening of prices. The availability of debt financing has also been negatively impacted by the global credit crisis.

        Our business may not generate sufficient cash flow from operations and additional debt and equity financing may not be available to us in a sufficient amount to enable us to meet our liquidity needs. If our future cash flows from operations and other capital resources are insufficient to fund our liquidity needs, we may be required to obtain additional debt or equity financing, refinance our indebtedness, reduce or delay our capital expenditures and research and development or to decrease the amount of the annual dividend. We may not be able to accomplish these alternatives on a timely basis or our satisfactory terms. The failure to do so could have an adverse effect on our business, results of operations and financial condition.

Fluctuations in the value of currencies, particularly the Rand and the Euro, in relation to the US dollar, have in the past had and could in the future have a significant impact on our earnings in these currencies.

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

        Since the adoption of the euro by the European Union on January 1, 1999 (when the euro was trading at approximately $1.18 per euro), it has fluctuated against the US dollar, reaching a low of approximately $0.83 per euro in October 2000 before trading at approximately $1.46, $1.42, $1.27 and $1.20 per euro at the end of fiscal 2008, 2007, 2006 and 2005, respectively, and rising to a high of $1.60 per euro in April 2008. On January 12, 2009, it was trading at approximately $1.34 per euro. A significant weakening of the US dollar in comparison to the euro could redirect a significant amount of imports from Europe.

        In recent years, the value of the Rand against the US dollar has fluctuated considerably. It has moved against the US dollar from a low of approximately R13.90 per US dollar in December 2001 to approximately R8.07, R6.87, R7.77 and R6.37 per US dollar at the end of fiscal 2008, 2007, 2006 and 2005, respectively. More recently, the Rand has been declining against US dollar and was trading at approximately R10.14 per US dollar on January 12, 2009.

        For further information, see notes 2 and 30 to our Group Annual Financial Statements included elsewhere in this Annual Report and "Item 5—Operating and Financial Review and Prospects—Currency Fluctuations".

There are risks relating to the countries in which we operate that could impact our earnings or affect your investment in our Company.

        We own manufacturing operations in five countries in Europe, four states in the United States, South Africa and Swaziland, and have an investment in a joint venture in China. These risks arise from being subject to various economic, fiscal, monetary, regulatory, operational and political factors that affect companies generally and which may change as economic, social or political circumstances change. See "Operating and Financial Review and Prospects—South African Economic and Political Environment" and "South African Exchange Controls".

        Our southern African operations have in recent years accounted for a disproportionate percentage of our operating profits. In fiscal 2008 our sales originating from Europe were US$ 2,720 million, from North America US$ 1,664 million and from southern Africa US$ 1,479 million; our operating assets were located US$ 2,226 million in Europe, US$ 1,285 million in North America and US$ 2,139 million in southern Africa (excluding Corporate and other). However, in fiscal 2008 our operating profits and losses were a loss of US$ 64 million in Europe, a profit of US$ 92 million in North America and a profit of US$ 279 million in southern Africa (excluding Corporate and other). Adverse developments in the economic, fiscal, monetary, regulatory or political circumstances in southern Africa could negatively affect our operations.

We face certain risks in dealing with HIV / AIDS which may have an adverse effect on our southern African operations.

        There is a serious problem with HIV / AIDS infection among our southern African workforce, as there is in southern Africa generally. The HIV / AIDS infection rate of our southern African workforce is expected to increase over the next decade. The costs and lost workers' time associated with HIV / AIDS may adversely affect our southern African operations.

        For further information, see "Item 5—Operating and Financial Review and Prospects—South African Economic and Political Environment".

The inability to recover increasing input costs through increased prices of our products has had, and may continue to have, an adverse impact on our profitability.

        The selling prices of the majority of the products manufactured and the purchase prices of many of the raw materials we use generally fluctuate in correlation with global commodity cycles. In addition, we have been experiencing increasing costs of a number of raw materials due to global trends beyond our control. The global warming and carbon footprint imperatives are causing the increased use of sustainable, non-fossil fuel, sources for electricity generation. Electricity generation companies are competing for the same raw material, namely wood and wood chips, in the same markets as us, driving prices upwards, especially during winter in the Northern hemisphere. In addition, the price of crude oil recently reached historically high levels. Although oil prices have since decreased, they are could return to high levels in the foreseeable future because of, among other things, political instability in the oil producing regions of the world. This impacts the oil-based commodities required by our business in the areas of energy (including electricity), transport and chemicals.

        As occurred during the 2006, 2007 and 2008 fiscal years, a major potential consequence of the increase in the price of input commodities is our inability to counter this effect through increased selling prices. This results in reduced operating profit, and has a negative impact on business planning.

        While we are in the process of implementing steps to reduce our cost of commodity inputs, other than maintaining a high level of pulp integration, the hedging techniques we apply on our raw materials and products are on a small scale and short term in nature. Moreover, in the event of significant increases in the prices of pulp, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins.

Increased energy prices could adversely affect our operations.

        We require substantial amounts of oil based chemicals, fuels and other resources for our production activities and transport of our timber products. We rely partly upon third parties for our supply of the energy resources consumed in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, worldwide price levels and market conditions. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices could materially adversely affect our results of operations, plantation valuation and financial condition.

A limited number of customers account for a significant amount of our revenues.

        We sell a significant portion of our products to several major customers, including PaperlinX, Igepa, xpedx and Antalis. For Sappi Fine Paper products, PaperlinX and Igepa represented individually more than 10% of our total sales during both fiscal 2008 and fiscal 2007. Any adverse development affecting our principal customers or our relationships with our principal customers could have an adverse effect on our business and results of operations. See "Item 4—Information on the Company—Sappi Fine Paper—Marketing and Distribution—Customers" and "Item 4—Information on the Company—Sappi Forest Products—Marketing and Distribution—Customers".

Because of the nature of our business and workforce, we are facing challenges in the retention of management and the employment of skilled people that could adversely affect our business.

        We are facing an aging demographic work profile among our management due to the mature nature of our industry and the rural and often remote location of our mills, together with generally long tenure of employees at the mills. As a result, we are likely to experience groups of employees leaving the company within a relatively short space of time of one another and may have difficulty attracting qualified replacements. The potential risks we face are a loss of institutional memory, skills, experience and management capabilities. We may be unable to attract and retain sufficient qualified replacements when and where necessary to avoid an adverse impact on our business.

Continued volatility in equity markets and declining yields in the bond markets could adversely affect the funded status and funding needs of our post employment benefit funds.

        The general outlook for the forthcoming financial years is that bond and equity markets could move in very uncertain and unusual ways, which in turn could result in significant swings in yields on corporate bonds and government bonds as well as continued volatile within the equity markets. The risk exists that equity and property markets will not recover to the level of recent highs for many years as the global economic climate could further worsen. Consequently it is very difficult for us to predict which key factors, and how the interaction of these key factors, will change the post employment benefit funds' balance sheet funding status. As a result of the recent and continued risk of negative movements in the global equity and bond markets the funded status of our post employment benefit arrangements might have worsened subsequent to the fiscal year end.

        Existing and potential changes in statutory minimum funding requirements may also affect the amount and timing of funding to be paid by us. Most funding requirements consider yields on assets such as government bonds or interbank interest rate swap curves, depending on the basis. If these yields remain at the current low level experienced in the latter part of calendar 2008, we might need to pay additional contributions to meet minimum funding targets.

Catastrophic events affecting our plantations, such as fires, may adversely impact our ability to supply our southern African mills with timber from the region.

        The southern African landscape is prone to, and ecologically adapted to, frequent fires. The risk of uncontrolled fires entering and burning significant areas of plantation is high, but under normal weather conditions this risk is managed through comprehensive fire prevention and protection plans. In 2007 and 2008, southern Africa experienced a number of abnormal weather events (hot, dry conditions fanned by extremely strong winds), which resulted in disastrous plantation fires across vast areas of eastern South Africa and Swaziland affecting 14,000 hectares and 26,000 hectares, respectively, of our plantations. There is some cause for concern that these abnormal weather conditions may be occurring more frequently as a result of the potential impact of climate change. In addition, because the transformation of land ownership and management in southern Africa has been moving ownership and management of plantations to independent growers, we have less ability to directly manage fire risk, as well as risks of other catastrophic events, such as pathogen and pest infestations. As a consequence, the risk of plantation fires or other catastrophic events remains high and may be increasing. Continued or increased losses of our wood source could jeopardize our ability to supply our mills with timber from the region.

The effects of climate change may have an impact on our business.

        The global warming and carbon footprint imperatives are causing the increased use of sustainable, non-fossil fuel, sources for electricity generation. Electricity generation companies are competing for the same raw material, namely wood and wood chips, in the same markets as us, driving prices upwards, especially during winter in the Northern hemisphere.

        The increased emphasis on water footprint in Southern Africa is causing increased focus on the sustainable use of water by our plants, on ensuring the quality of water released back into the water systems and on the control of effluent.

        Climate change is also causing the spread of disease and pestilence into our plantations and fiber sources, way beyond their traditional geographic spreads.

Risks Related to the Acquisition of the Coated Graphic Paper Business acquired from M-real Corporation.

The risks associated with the Acquisition and the integration of the Acquired Business could have a material adverse effect on our business, financial condition and results of operations. We may not be able to successfully integrate the Acquired Business into our business.

        We may experience unforeseen operating difficulties as we integrate the Acquired Business into our existing operations. These difficulties may disrupt our operations and require significant management attention and financial resources that would otherwise be available for day-to-day operations or the ongoing development or expansion of existing operations. The Acquisition involves risks, including:

  •
  unexpected losses of customers or suppliers of the Acquired Business;

  •
  challenges in integrating IT systems and administrative services;

  •
  difficulties in retaining management and key personnel and in working cooperatively with the employees of the Acquired Business;

  •
  difficulties in integrating the financial, technological and management standards, processes, procedures and controls of the Acquired Business with those of our existing operations;

  •
  the performance by M-real Corporation and its parent company of their obligations under various agreements they will enter with us, including supply agreements;

  •
  any inability of our management to cause our best practices to be applied to the Acquired Business;

  •
  challenges in managing the increased scope, geographic diversity and complexity of our operations; and

  •
  difficulties in mitigating contingent and assumed liabilities.

        If we are unable to successfully meet the challenges associated with the Acquisition, this could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to realize some or all of the anticipated benefits of the Acquisition or there may be delays and unexpected difficulties in realizing such benefits or higher costs.

        Our estimates regarding the earnings, operating cash flow, capital expenditures and liabilities of the Acquired Business are based on information currently available to us and may prove to be incorrect. Since we were not involved in the management of the Acquired Business until the Acquisition closed on December 31, 2008, our assessment of the risks and opportunities may not be accurate. In addition, we may not realize any anticipated benefits of the Acquisition and may not be successful in integrating the Acquired Business into our existing business.

        Achieving the anticipated benefits of the Acquisition will depend in part upon whether we integrate the Acquired Business in an efficient and effective manner. We may not be able to accomplish this integration process smoothly or successfully.

        An inability to realize the full extent of the anticipated benefits of the Acquisition, as well as any delays encountered in the integration process, could have an adverse effect upon our business, results of operations and financial condition.

Risks Related to Our Shares

Your ability to sell a substantial number of ordinary shares may be restricted by the limited liquidity of shares traded on the JSE Limited.

        The principal trading market for our ordinary shares is on the exchange operated by the JSE Limited ("JSE") (formerly known as the Johannesburg Stock Exchange). Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major international markets. In fiscal 2008, 241 million of our ordinary shares were traded on the JSE and 51 million ADSs were traded on the New York Stock Exchange. The relatively low liquidity of shares traded on JSE Limited could affect your ability to sell ordinary shares. See "Significant shareholders may be able to influence the affairs of our Company", "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders", "Item 9—The Offer and Listing—Offer and Listing Details" and "Item 9—The Offer and Listing—Market Information".

Significant shareholders may be able to influence the affairs of our Company.

        Although our investigation of beneficial ownership of our shares identified only two beneficial owners of more than 5% of our ordinary shares, holding approximately 17.7%, as shown in our shareholders' register at November 30, 2008, the five largest shareholders of record, four of which are nominees that hold shares for a multitude of beneficial owners, owned approximately 96% of our ordinary shares as of that date. See "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders".

The proposal by the South African Government to replace Secondary Tax on Companies with withholding tax on dividends and other distributions may impact the amount of dividends or other distributions received by our shareholders.

        In October 2008, the South African Government tabled a bill containing proposed legislation to replace Secondary Tax on Companies with a 10% withholding tax on dividends and other distributions payable to shareholders for implementation in late 2009, following amendments to some of the existing double tax treaties. This is the second phase in a process that started in October 2007. Although this may reduce the tax payable by our South African operations, thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by our shareholders.

 ITEM 4.    INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

        Sappi Limited is a public company incorporated in the Republic of South Africa. Our principal executive offices are located at 48 Ameshoff Street, Braamfontein, Johannesburg, 2001, Republic of South Africa and our telephone number is +27-11-407-8111. We currently have our primary listing on the JSE Limited (formerly the Johannesburg Stock Exchange) and have secondary listings on the New York and London Stock Exchanges.

        Sappi Limited was founded and incorporated in 1936 in South Africa and is a corporation organized under the Companies Act 61 of 1973 of the Republic of South Africa.

        Until 1990, we primarily expanded our operations within southern Africa. Since 1990, we have grown through acquisitions outside of southern Africa. In the mid 1990's we acquired S.D. Warren Company, a market leader in the United States in coated fine paper and a major producer of other speciality paper products. It now conducts business as Sappi Fine Paper North America. In the late 1990's we acquired KNP Leykam, a leading European producer of coated fine paper. KNP Leykam now conducts business as Sappi Fine Paper Europe. In 2002 we acquired Potlatch Corporation's coated fine paper business and have integrated it in Sappi Fine Paper North America.

        In 2004 we acquired 34% of Jiangxi Chenming Paper Company, a joint venture which commissioned in mid-2005 a coated mechanical paper machine, mechanical pulp mill and de-inked pulp mill in China.

        In August 2006, we announced the expansion of the existing capacity at Sappi Saiccor in South Africa, where Chemical Cellulose products are produced. The capacity of the mill was increased from approximately 600,000 metric tonnes per annum to 800,000 metric tones per annum. Production using the increased capacity commenced in September 2008. The plant is expected to be fully operational by mid February 2009.

        In April 2006, Sappi announced a black economic empowerment transaction involving the sale of identified forestry land to a South African empowerment partner. We have received the final approval from the Minister of Land Affairs with regard to our Black Economic Empowerment transaction with Lereko Investments. In respect of this transaction, we recognized an immaterial charge to the income statement during fiscal 2008.

        On December 31, 2008, we acquired the coated graphic paper business of M-real Corporation, including the brands, know-how, intellectual property, order books, and four mills. We also entered into agreements to sell the coated paper output of two mills, which will continue to be owned and operated by M-real Corporation, and contracts to purchase pulp, wood and energy from M-real Corporation and its associates. For information on this acquisition, see "Business Overview—The Acquisition of M-real Corporation's Coated Graphic Paper Business".

        After the close of fiscal 2008 Sappi Fine Paper Europe closed our Blackburn Mill in the United Kingdom and ceased production from PM 5 at our Maastricht mill in the Netherlands. Profitable products produced at these mills have been moved to our other facilities in Europe.

        For information on our principal investments and capital expenditures, see the description of our business in "Business Overview" and "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

BUSINESS OVERVIEW

Our Business

        Sappi is a global paper and pulp group. We are a leading producer of coated fine paper widely used in books, brochures, magazines, catalogues and many other print applications. We are also the world's largest producer of chemical cellulose, used primarily in the manufacture of viscose fiber, acetated tow, and consumer and pharmaceutical products. In addition, we produce newsprint, uncoated graphic and business papers, premium quality packaging papers, a range of coated speciality papers and a range of paper grade pulp.

 Business strategy

        Our goal is to be the most profitable company in the paper, pulp and chemical cellulose sectors. Our key measures will be Return on Capital Employed (ROCE) and as a minimum to beat our cost of capital. We will also prioritize cash generation and improving our balance sheet structure.

        We aim to build on our leading position in the coated fine paper market and to explore opportunities across the broad spectrum of coated paper. We plan to grow our chemical cellulose business and we are expanding our low cost fiber base in southern Africa. We will invest in energy reduction and self sufficiency projects and in extracting chemical derived from renewable wood resources. Our Southern African portfolio includes packaging paper, printing and writing paper and tissue paper.

Investment Highlights

Ongoing industry rationalization in Europe

        Increases in new production capacity in the past have resulted in significant overcapacity in the pulp and paper industry, particularly in the European fine paper market. This overcapacity has contributed to downward pressure on product prices, despite heightened demand levels and high production operating rates. We believe that a combination of industry consolidation and capacity reductions should encourage a rationalization of the European pulp and paper industry similar to recent developments in the North American market, which should contribute to improved profitability.

        A number of producers, including our European business, have announced capacity reductions in Europe amounting to approximately 1.2 million tonnes of coated woodfree paper which we expect to be completed before mid-2009 and representing approximately 11% of the total European capacity for fine paper. We are actively participating in this process through the closure of our Blackburn mill (which has recently stopped production) and cessation of production from PM 5 at our Maastricht mill.

Efficient asset base

        We own and operate what we believe are some of the lowest cost and most efficient assets in the coated fine paper sector in the world. A significant portion of our capital expenditures are designed to increase production capacity at efficient facilities, reduce costs and improve product quality. We continually evaluate the performance of our assets by maintaining a focus on profitability and we actively manage our asset base, including by divesting or closing non-performing assets and by pursuing an investment policy that is focused on high-return projects.

        As part of this strategy, we have closed 16 paper machines since 1995, including the closure of our Blackburn mill (which has recently stopped production) and ceased production from PM 5 at our Maastricht mill, shifting production volumes to more efficient facilities and optimizing capacity utilization. We believe that the expected rationalization of manufacturing and synergies resulting from the integration of the Acquired Business from M-real Corporation will further enhance the efficiency of our operations.

High level of economic pulp integration and expansion of pulpwood operations

        Including the Acquired Business, our Group is approximately 92% integrated on a net basis in terms of pulp usage, meaning that, while some of our facilities are market buyers of pulp and others market sellers, in the aggregate we produce almost as much pulp as we use, making us less dependent on market supplies. In the chemical cellulose segment we have recently completed an expansion project that has significantly increased production capacity at Sappi Saiccor, the world's largest single producer of chemical cellulose. We also intend to expand our pulpwood operations and further increase our pulp and chemical cellulose capacity. We expect to maintain a high level of economic pulp integration, which helps reduce the impact of pulp price volatility on our earnings. Two of the mills we acquired from M-real Corporation, Kirkniemi and Stockstadt, are also integrated pulp mills.

 Leading market positions

        We have achieved leading positions in our core products, in particular in the coated woodfree paper segment, by building a portfolio of premium international operating brands, and we are currently the largest producer of coated woodfree paper in the world (as measured by capacity). Our leading market positions place us in an advantageous position to benefit from the expected future growth of the coated woodfree paper segment, historically one of the fastest growing segments of the global paper industry. The Acquisition of the coated graphic paper business from M-real Corporation, will strengthen our position in the coated woodfree market and significantly increase our presence in the coated magazine paper market.

Global presence

        We believe that our existing 18 pulp and paper mills across Europe, North America and southern Africa enable us to take greater advantage of opportunities where markets are strong and reduce risk where they are weak. Our geographic diversity assists us in offsetting the effects of volatile movements of major currencies as we can benefit from imbalances in demand and relative strengths of currencies by shifting production between regions. We believe that these benefits of our geographic diversity will be increased by our expansion into Finland and Switzerland and our increased presence in Germany as a result of the Acquisition of the coated graphic paper business from M-real Corporation.

Focus on product innovation and customer service

        One of our main strategic objectives is the further integration of our international marketing and distribution efforts, with an emphasis on meeting our customers' requirements and expectations. We intend to enhance client relationships by continually improving service and reliability, and we will continue to focus on increasing service and efficiency, including through business-to-business interaction. We expect to continue to maintain a focus on innovation, transferring knowledge throughout our Group and implementing best-practice policies. We believe that our three research and development centers in Europe, North America and South Africa, enhance our ability to design and improve value-added products and services and to bring them to market with increased efficiency.

The Acquisition of M-real Corporation's Coated Graphic Paper Business

Overview

        On December 31, 2008, we acquired four graphic paper mills: the Kirkniemi mill and the Kangas mill in Finland, the Stockstadt mill in Germany and the Biberist mill in Switzerland; and other specified assets; as well as all of the know-how, brands, order books, customer lists, intellectual property and goodwill of the coated graphic paper business of M-Real Corporation. The four acquired mills have now become part of Sappi Fine paper Europe. The Acquired Business has a total annual production capacity of approximately 1.9 million tonnes of graphic paper and in 2007 generated total sales of € 1.3 billion.

        As part of the Acquisition, we entered into long term supply agreements under which M-Real Corporation and its parent company will supply wood, energy and pulp to us. In addition, we entered into transitional marketing agreements under which M-Real Corporation will produce products at certain graphic paper machines at the Husum mill (Sweden) and the Äänekoski mill (Finland) and we will market and distribute those products. At the time the Acquisition was announced, M-Real Corporation announced plans to discontinue production of coated woodfree paper at its Hallein and Gohrsmühle mills, resulting in a capacity reduction of about 600,000 tones of coated woodfree paper in Europe.

        The total consideration for the Acquisition was € 750 million and was subject to a deduction based on the amount of net debt of the Acquired Business at completion and an adjustment for the difference between the target working capital and the actual working capital at completion. The Acquisition consideration represents a price of approximately € 400 per tonne of annual paper production capacity acquired.

        We funded the consideration for the Acquisition as follows:

  •
  € 450 million was funded in cash with the gross proceeds of a rights offering to shareholders conducted in November and December 2008;

  •
  € 50 million equivalent was funded through the issue of ordinary shares of Sappi Limited to M-Real Corporation (the "Consideration Shares"), with the actual number of such Consideration Shares having been determined based on the average weighted closing price of the shares and certain adjustments in respect of the rights offering and other anti-dilutive protections; and

  •
  € 220 million was funded through the issuance by Sappi Papier Holding GmbH to M-Real Corporation of vendor loan notes ("Vendor Loan Notes"). Following the completion of the Acquisition, we are in the process of determining any purchase price adjustments and performing an allocation of the purchase price.

Acquired Business

        The Acquired Business was previously operated by M-Real Corporation as part of its broader graphic paper business. We acquired the Acquired Business in the form of specific assets and as the shares of certain of M-Real Corporation's subsidiaries that own relevant assets.

Mills

        We acquired, either by acquiring the relevant assets or shares of a holding company, the following four mills as part of the Acquired Business.

        Kirkniemi.    We acquired the assets comprising Kirkniemi mill, located 70 kilometers west of Helsinki, Finland. The mill was built in 1966 and has an annual production capacity of approximately 740,000 tonnes of paper and 338,000 tonnes of mechanical pulp. The mill has approximately 639 employees. The products of the Kirkniemi mill are:

  •
  Galerie Lite—coated ultra-lightweight paper with high bulk and opacity;

  •
  Galerie Brite—coated lightweight paper with high bulk, soft gloss and improved brightness; and

  •
  Galerie Fine—coated magazine paper with high brightness, smoothness and improved opacity.

        Kangas.    We acquired the assets comprising Kangas mill except its PM 2. The mill is located 270 kilometers north of Helsinki in Jyväskylä, Finland. The mill was established in 1872 and has an annual production capacity of approximately 210,000 tonnes of paper after the closure of a paper machine in 2008. The mill has approximately 225 employees and produces Galerie Silk, a coated magazine paper with a silk finish.

        Stockstadt.    We acquired the shares of M-Real Stockstadt GmbH, which holds Stockstadt mill located in Stockstadt, Germany. The mill was established in 1898 and has an annual production capacity of approximately 420,000 tonnes of paper and 160,000 tonnes of pulp. The mill has approximately 720 employees. Its products are:

  •
  EuroArt Plus—coated woodfree paper;

  •
  Tauro—uncoated woodfree paper; and

  •
  hardwood pulp.

        Biberist.    We acquired the shares of M-Real Biberist, which holds Biberist mill, located in Biberist, Switzerland. The mill was established in 1862 and has an annual production capacity of approximately 505,000 tonnes. The mill has approximately 538 employees and produces woodfree coated fine paper for the graphic arts industry and offset printing, as well as woodfree uncoated pre-printed paper for office, pre-printed and offset applications. The products of the Biberist mill are:

  •
  Cento—uncoated woodfree multi-purpose printing paper;

  •
  Allegro—coated woodfree paper; and

  •
  Furioso—coated woodfree paper.

 Coaters

        We acquired the paper coating machines from M-Real Corporation as part of the Acquisition. We expect to complete the reallocation of products by the end of June 2009.

Marketing and Distribution Rights

        Under distribution agreements entered into as part of the Acquisition, M-Real Corporation granted us the exclusive right to market and sell the products of certain graphic paper machines at M-Real Corporation's Husum mill and Äänekoski mill for a period of five years, with a minimum duration of 27 months or, if earlier, until M-Real Corporation sells the relevant mill. We will be entitled to a commission on sales while the agreements are in effect. The graphic paper machines subject to the distribution agreements are described below.

        Husum PM 8.    We entered into a distribution agreement in respect of PM 8 at M-Real Corporation's Husum mill in Sweden. PM 8 is the only asset producing coated graphic paper at Husum mill and has an annual production capacity of 285,000 tonnes of Galerie Fine paper, a coated fine paper with high brightness, smoothness and improved opacity.

        Äänekoski PM 2.    We entered into a distribution agreement in respect of PM 2 at M-Real Corporation's Äänekoski mill in Finland. Äänekoski's PM 2 produces triple blade coated wood-free art paper on one paper machine that is marketed under the brand name Galerie Art. The machine has an annual production capacity of 200,000 tonnes.

Supply Agreements

        In addition to the Acquisition Agreement, we entered into various ancillary agreements with M-Real Corporation and its parent company as part of the Acquisition. Under a wood supply agreement M-Real Corporation's parent company will supply up to 704,000 cubic meters of wood, substantially all of which will be sourced in Southern Finland, to the Kirkniemi mill annually for a minimum period of 12 years at market rates. This new wood supply agreement comes in addition to existing arrangements for the Stockstadt mill under which a subsidiary of M-Real Corporation's parent company will continue to supply wood. Pursuant to two pulp supply agreements, M-Real Corporation and its parent company will supply up to 667,000 tonnes of pulp per year for minimum periods of between 3 and 8 years to the mills acquired in the Acquisition. We also entered into two electricity supply agreements pursuant to which M-Real Corporation will supply part of the electricity for Kirkniemi and Kangas mills for up to 5 years.

Ancillary Assets of the Acquired Business

        We also acquired from M-Real Corporation the business assets relating to the coated graphic paper business of the Gohrsmühle and Hallein mills, from which we acquired coaters, and the Husum and Äänekoski mills, for which we entered into marketing and distribution agreements. These business assets include goodwill, intellectual property, brands, know-how, business contracts, order books and customer lists in respect of these mills.

        We did not acquire these additional assets to the extent that they relate to M-Real Corporation's South African coated graphic paper business. However, M-Real Corporation granted us an option to acquire the business assets relating to its South African coated graphic paper for an agreed sum. We also granted M-Real Corporation an option requiring us to acquire these business assets relating to South Africa for the same price when the option is exercised. Either option may be exercised any time after January 31, 2009.

Transferred Employees

        Approximately 2,100 employees associated with the Acquired Business have transferred to our Group. M-Real Corporation is liable for any costs of terminating any other employees.

 The Pulp and Paper Industry

  Overview

        The paper industry is generally divided into the printing and writing paper segment, consisting of newsprint, groundwood paper and fine paper, and the packaging segment, consisting of containerboard, boxboard and sackkraft.

        Long-term, paper and board consumption has grown in line with overall economic growth, but consumption patterns are also influenced by short-term economic developments. Pricing largely is influenced by the supply / demand balance for individual products, which is partially dependent on capacity and inventory levels in the industry. The ability to adapt capacity changes in response to shorter-term fluctuations in demand is limited, as large amounts of capital are required for the construction or upgrade of production facilities and as lead times are long between the planning and completion of new facilities. Industry-wide over-investment in new production capacity has in the past led to situations of significant oversupply, which have caused product prices to decrease. This has been exacerbated by inventory speculation, as purchasers have sought to benefit from the price trend. As a result, financial performance has deteriorated during periods of significant oversupply and improved when demand has increased to levels that support the implementation of price increases.

        In recent years, the industry has experienced significant strategic changes. The high costs associated with building new paper mills and establishing and growing market share have led to companies focusing on acquisition, rather than construction, of new capacity. In China, however, rapid economic growth and government incentives have spurred massive investment in the pulp and paper industry. In recent years, China's paper and board as well as fine paper capacity increased considerably allowing China to change from a net importer to a net exporter of coated fine paper. Another result of this trend has been a greater concentration of production capacity among fewer producers. Many leading industry producers now focus on fewer core grades and have divested non-core assets that are not part of the industry or which have been considered not consistent with long-term strategies. The regional and global market shares of leading producers have increased significantly over the past decade.

        The following table shows a breakdown and description of the major product categories we participate in, the products in these categories and the typical uses for such products. We have produced and sold each of these products in each of our last three fiscal years.

Major Product Categories	Description and Typical Uses
Fine Paper:
Coated paper	Higher level of smoothness than uncoated paper achieved by applying a coating (typically clay based) on the surface of the paper. As a result, higher reprographic quality and printability is achieved. Uses include brochures, catalogues, corporate communications materials, direct mail promotions, educational textbooks, luxury advertising, magazine covers and upscale magazines.
Uncoated paper	Uses include business forms, business stationery, general printing paper, tissue and photocopy paper.
Speciality paper	Can be either coated or uncoated. Uses include bags, labels, packaging and release paper for casting textured finishes (e.g., artificial leather).

Major Product Categories	Description and Typical Uses
Packaging products:
Packaging paper

Heavy and lightweight grades of paper and board primarily used for primary and secondary packaging of fast moving consumer goods, agricultural and industrial products. Products include containerboard (corrugated shipping containers), sack kraft (multi-walled shipping sacks) and machine glazed kraft (grocer's bags). Can be coated to enhance barrier and aesthetics properties.

Groundwood products:
Newsprint	Manufactured from groundwood and bleached chemical pulp. Uses include advertising inserts and newspapers. Demand is highly dependent on newspaper circulation and retail advertising.
Coated groundwood / magazine paper	A coated groundwood fiber based paper, primarily used for magazines, catalogues and advertising material. Manufactured from mechanical pulp.
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

Chemical cellulose

Manufactured by similar processes to paper pulp, but purified further to leave virtually pure cellulose fibers. Chemical cellulose is used in the manufacture of a variety of cellulose textile and non-woven fiber products, including viscose staple fiber (rayon), solvent spun fiber (lyocell) and filament. It is also used in various other cellulose-based applications in the food, cigarette, chemical and pharmaceutical industries. These include the manufacture of acetate flake, microcrystalline cellulose, cellophane, ethers and molding powders. The various grades of chemical cellulose are manufactured in accordance with the specific requirements of customers in different market segments. The purity of the chemical cellulose is one of the key determinants of its suitability for particular applications with the purer grades of chemical cellulose generally supplied into the speciality segments.

Timber products:	Sawn timber for construction and furniture manufacturing purposes.

        The following tables set forth selected pulp and paper prices in certain markets for the periods presented.

	Year ended September
	2008		2007		2006		2005
	Low	High	Low	High	Low	High	Low	High
Coated Fine Paper
100 gsm delivered Germany (euro per tonne)(1)	750	820	760	830	790	825	845	845
60 lb. delivered US (US$ per short ton)(2)	960	1,095	890	965	900	960	870	920
Uncoated Fine Paper
50 lb. delivered US (US$ per short ton)(3)	830	970	790	855	700	850	700	770
Paper Pulp
NBSK (US$ per tonne)(4)	850	890	720	830	595	715	585	655
Chemical cellulose
92 alpha (US$ per tonne)(5)	820	1,200	715	870	650	775	600	780

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

        Our North American coated fine paper sales volume for fiscal 2007 was 31% in sheet form and 69% in reel form, and for fiscal 2008 was 24% in sheet form and 76% in reel form. The sheet volume is largely influenced by brochure and general commercial printing activities and printers using mainly sheet-fed offset lithographic printing processes, which are not particularly seasonal, and corporate annual reports, which result in heaviest demand during the first calendar quarter. Reels volume is heavily influenced by catalogue activity, which is strongest in the third and fourth calendar quarters, text book activity, which is strongest in the second and third calendar quarters, and publication printer activity, which is not particularly seasonal. These printers principally use heatset web offset printing processes.

        Our European coated fine paper sales volume for fiscal 2007 and 2008 year, was 61% in sheet form and 39% in reel form. Due to the diversity in languages in the European market, the print editions of brochure and general commercial printing activities are considerably smaller than in the US market. This translates into a significantly higher volume in sheets. The seasonal patterns of both sheets and reels are mostly influenced by the catalogue business. This segment has its highest seasonal activity in the spring, when the fashion catalogues come out, and the autumn, when the Christmas catalogues and holiday brochures are printed. Commercial print and publishing business provide a more steady demand in this market.

        Uncoated Paper.    Uncoated fine paper represents the largest industry fine paper grade in terms of both global capacity and consumption. Uncoated fine paper is used for bond / writing and offset printing papers, photocopy papers, writing tablets (e.g., legal pads), speciality lightweight printing paper (e.g., bibles) and thin paper.

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

Groundwood Products

        Coated Magazine Paper.    Coated magazine paper has similar end-uses as coated fine paper and is used mainly for magazines and, among other things, for brochures, catalogues, advertising materials and promotional products. Depending on quality requirements and price levels, substitution between coated fine paper and coated magazine paper is possible. Coated magazine paper is made mainly from mechanical pulp and typically has glossy finishes on both sides. European demand for coated magazine paper grew by 1.6% in fiscal 2008 with eastern Europe experiencing a higher growth rate than western Europe. Worldwide demand for coated magazine paper contracted by 2.1% in fiscal 2008 and continued to contract post our fiscal 2008 year end due to a worldwide economic slowdown and a contraction in magazine advertising expenditure. Including the Acquired Business, we expect to be a major producer of coated magazine paper in Europe, as measured by capacity.

        Newsprint.    The Ngodwana mill produces newsprint. The worldwide market for newsprint is a low growth sector in the paper industry and was adversely affected during the early 1990s by substantial increased capacity and stagnating demand from, and cost-cutting measures imposed by, major newsprint end-users. In South Africa, newsprint demand has increased due to increased consumption based on new titles and a greater penetration of freesheets.

Packaging Products

        Our range of forest products comprises a variety of packaging papers produced in southern Africa at the Tugela, Cape Kraft and Ngodwana mills. We are one of the two major suppliers of packaging papers in South Africa.

        Packaging Paper.    As with fine paper, the market for packaging papers is affected by cyclical changes in the world economy, local economic growth, retail sales and by changes in production capacity and output levels. The southern African containerboard market was positively affected by strong gross domestic product growth and corresponding growth in retail sales during fiscal 2007. During fiscal 2008 the southern African containerboard market was further positively affected by a good citrus crop and corresponding demand from export markets, as well as strong demand from the industrial sector. Demand for sack kraft is largely driven by the demand for cement, potatoes, sugar and milling products. Our sack kraft market share was negatively affected by lower priced imported products and production constraints in fiscal 2005 and fiscal 2006 but in fiscal 2007 fiscal 2008 has increased due to higher priced and therefore less attractive imports and significant improvements in production output.

Pulp

        We produce chemical cellulose, as well as a wide range of paper pulp grades, including groundwood pulp used in newsprint, unbleached kraft pulp, bleached kraft pulp and bleached sulphite pulp.

        Paper Pulp.    The market pulp industry is highly competitive and is sensitive to changes in industry capacity, producer inventories, demand for paper and cyclical changes in the world economy. The market price per tonne of NBSK pulp, a pulp principally used for the manufacture of fine paper, is a benchmark widely used in the industry for comparative purposes.

        NBSK prices hit a cyclical low of $380 per metric tonne in 2002. The pulp market improved towards the end of 2005 and remained firm during fiscal 2006, 2007 and 2008. As a result, NBSK prices averaged

US$ 695 per metric tonne during 2006 and continued to increase to US$ 770 in October 2006, US$ 830 in October 2007 and US$ 858, in September 2008. Since September 2008 pulp markets have weakened considerably due to the worldwide economic slowdown and the price of NBSK has declined to US$ 615 per metric tonne in January 2009.

        Market unbleached kraft pulp (UKP) is used in the production of packaging papers, including kraft linerboard and sack kraft and for certain niche products such as oil and air filters. The market price of UKP generally follows the price trends of other paper pulp grades.

        Chemical cellulose.    The viscose staple fiber (VSF) industry which manufactures textile and non-woven fibers is the largest market segment for chemical cellulose. Prices of VSF grade chemical cellulose generally follow those of the European NBSK. Since 1995, the price of VSF grade chemical cellulose has ranged from a high of around US$ 1,100 per metric tonne in some instances in the third fiscal quarter of 2008 (second calendar quarter), to a low of US$ 470 per metric tonne in the second quarter of 2002. During fiscal 2008, prices of VSF grade chemical cellulose strengthened in line with NBSK prices. Subsequently these prices have fallen sharply as a result of the weaker economic conditions and the rapid decline in demand for chemical cellulose in the latter part of the quarter ended December 2008. Prices of the higher purity chemical cellulose used in applications other than for VSF products tend to be more stable and are largely unrelated to the price of NBSK. The manufacture of cellulose acetate flake (used in the manufacture of acetate tow for cigarette filter tips) is the second largest application for chemical cellulose after VSF. The market price for chemical cellulose used for cellulose acetate flake production is set by competitive forces within this specific market and has increased to levels above US$ 1,000 per metric tonne. The weakness in the paper pulp markets and chemical cellulose markets has put pressure on chemical cellulose prices since October 2008.

Timber Products

        Our timber products operations are concentrated in South Africa and consist of sawn timber for the building industry and components for the furniture and packaging industry.

Business Review

        Sappi Fine Paper is our largest operating segment, accounting for approximately 65% of our sales volume for fiscal 2008 and approximately 63% of our sales volume in fiscal 2007. It has an aggregate annual paper production capacity of 4.4 million tonnes at 14 paper and related paper pulp mills in North America, Europe and South Africa.

        Sappi Forest Products is an integrated pulp, packaging paper and timber products producer. In fiscal 2007 and fiscal 2008, Sappi Forest Products accounted for approximately 37% and 35%, respectively, of our sales volumes.

        We also operate a trading network for the international marketing and distribution of our products outside our core operating regions of North America, Europe and southern Africa. Our trading operation, which we refer to as Sappi Trading, co-ordinates our shipping and other logistical functions for exports from southern Africa, Europe and North America. All sales and costs associated with Sappi Trading are allocated to the two business segments.

        The markets for our pulp and paper products are significantly affected by changes in industry capacity and output levels and by cyclical changes in the world economy. For further information, see "Operating and Financial Review and Prospects—Principal Factors Impacting on Group Results—Markets" and "The Pulp and Paper Industry".

        The chart below represents our operational rather than the legal or ownership structure as of September 2008. Units shown are not necessarily legal entities.

        The following tables set forth certain information with respect to our operations for, or as of the end of, the year ended September 2008.

	Sappi Fine Paper
	North America	Europe	South Africa	Sappi Forest Products	Corporate and Other	Total
	US$ million (tonnes '000)
Sales volume (tonnes)	1,553	2,546	339	2,413	—	6,851
Sales	1,664	2,720	380	1,099	—	5,863
Operating profit	92	(64)	6	273	7	314
Operating assets(1)	1,285	2,224	167	1,972	44	5,792

(1)
Operating assets as defined in note 3 to our Group Annual Financial Statements included elsewhere in this Annual Report.

        On December 31, 2008, we acquired specific assets of M-real Corporation's coated graphic paper business, including four of M-real Corporation's graphic paper mills in Finland, Germany and Switzerland, with an aggregate annual production capacity of 1.9 million tonnes, and three coaters from other M-real Corporation mills in Germany and Austria. See "The Acquisition of M-real Corporation's Coated Graphic Paper Business".

SAPPI FINE PAPER

Overview

        Sappi Fine Paper is our largest operating segment and contributed approximately 63% and 65%, respectively, of our sales volume in fiscal 2007 and fiscal 2008. It has the capacity to produce 4.4 million tonnes of paper per annum at its 14 paper and related paper pulp mills located on three continents. Sappi

Fine Paper operates in three principal regions: Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Fine Paper South Africa.

        The following chart sets forth certain information with respect to the mills and principal products of Sappi Fine Paper as of September 2008.

(1)
We ceased production of PM 5 at the Maastricht mill in December 2008.

        The following table sets out the approximate annual production capacity of Sappi Fine Paper's products.

	Annual Production Capacity
	North America	Europe	South Africa		Total
Production capacity ('000s tonnes):
Fine paper
Coated(1)(5)	1,290	2,710	80		4,080
Uncoated(2)	—	—	270		270
Total(3)	1,290	2,710	350		4,350
Paper pulp	900	695	165		1,760
Percentage paper pulp integration(4)	114%	48%	59%	(6)	65%

(1)
Includes coated fine paper, coated groundwood paper and speciality papers.

(2)
Includes 30,000 tonnes of tissue manufactured at the Stanger mill in South Africa and 14,000 tonnes of kraft manufactured at the Enstra and Adamas mills in South Africa.

(3)
Excludes Chinese joint venture tonnes.

(4)
Includes pulp used internally and pulp sold.

(5)
Includes 120,000 tonnes for the Blackburn mill which ceased production in October 2008 and 60,000 tonnes for the PM5 at Maastricht which ceased production in December 2008.

(6)
Sappi Forest Products provides most of the additional pulp requirements of our South African fine paper operations.

 Facilities and Operations

Sappi Fine Paper North America

        Sappi Fine Paper North America is a leading producer and supplier of coated fine paper in the United States. Sappi Fine Paper North America also produces coated speciality papers and, from time to time, uncoated fine papers.

        Sappi Fine Paper North America is headquartered in Boston, Massachusetts, and operates four paper mills in the United States in Somerset, Maine; Muskegon, Michigan; Westbrook, Maine; and Cloquet, Minnesota. These four mills have a total annual production capacity of approximately 1.3 million tonnes of paper and a capacity of approximately 0.9 million tonnes of paper pulp, which represents approximately 112% of Sappi Fine Paper North American pulp requirements. This significantly reduces Sappi Fine Paper North America's exposure to fluctuations in the price of market pulp that are not driven by fluctuations in wood or other major raw material prices. As part of our strategy to maintain an efficient asset base, we announced in July 2005 the closure of PM 4 and the mothballing of the pulp mill at Muskegon, which had an annual production capacity of 105,000 tonnes of paper and 110,000 tonnes of pulp, respectively.

        Coated paper accounted for approximately 75% and 76% of Sappi Fine Paper North America's sales in fiscal 2007 and fiscal 2008, respectively. Speciality paper and pulp accounted for 25% and 24% for fiscal 2007 and 2008, respectively.

        The following table sets forth sales by product for our North American operations.

	Year ended September
	2008	2007	2006
Sales (US$ million)
Coated fine paper	1,273	1,136	1,094
Speciality paper and other(2)	391	375	345

Total	1,664	1,511	1,439

(1)
Includes sales for PM 4 at Muskegon mill during the 2005 fiscal year, which contributed US$ 83 million of sales (68,300 tonnes).

(2)
Other consists primarily of market pulp.

        For the year ended September 2008, Sappi Fine Paper North America sold approximately 1,553,000 tonnes of paper and pulp products. The following table sets forth the annual production capacity, number of paper machines, products, pulp integration, and for fiscal 2006 to fiscal 2008 capital expenditures, at each of our continuing mills in North America.

	Mill Locations
Production capacity ('000s tonnes)	Cloquet	Somerset	Muskegon	Westbrook
Paper	330	760	170	30
Number of paper machines	2	3	1	1
Products
Paper	Coated fine paper	Coated fine paper	Coated fine paper	Casting release paper
Market pulp	Bleached kraft pulp	Bleached kraft pulp	—	—
Percentage pulp integration(1)	232%	94%	None	None
Capital expenditures (October 2005-September 2008) (US$ million)	37	141	10	20

(1)
Includes pulp sold to third parties.

        Cloquet.    The Cloquet mill has two paper machines and an offline coater, producing premium coated paper. The newest machine and coater were installed in 1988 and 1989, respectively. The pulp mill started up by the previous owner in 2000 at a total cost of US$ 525 million. The Cloquet paper machines have an annual production capacity of 330,000 tonnes of coated paper, and the state-of-the-art pulp mill has an annual production capacity of 410,000 tonnes.

        Somerset.    The Somerset mill is a low-cost producer and has an annual production capacity of approximately 760,000 tonnes of paper and approximately 490,000 tonnes of pulp. The pulp mill was built in 1976, and Somerset became an integrated facility with the completion of PM 1 in 1982. Each of the three paper machines at the Somerset facility employs Sappi Fine Paper North America's patented on-line finishing technology. This technology combines the three steps (paper making, coating and finishing) in the manufacture of coated paper into one continuous process. It is well suited for the lighter weight coated free sheet papers produced at Somerset, because it allows the production of high gloss, consistent quality products at high speeds.

        Muskegon.    The Muskegon mill consists of one paper machine with an annual winder capacity of approximately 170,000 tonnes of text and cover weight coated paper using Sappi Fine Paper North America's on-line finishing technology. On July 28, 2005, we announced the closure of PM 4 and the mothballing of the pulp mill at Muskegon, which had an annual production capacity of 105,000 tonnes of paper and 110,000 tonnes of pulp, respectively.

        Westbrook.    Westbrook is Sappi Fine Paper North America's original mill, with origins dating back to 1854. The mill is primarily a speciality paper production facility with an annual capacity of 30,000 tonnes of coated fine and casting release paper. Its paper machine primarily produces base paper, which is coated off-line. Westbrook also has six speciality coaters, including four employing Sappi Fine Paper North America's patented Ultracast® process. This process uses an electron beam to cure coating against a finely engraved steel roll, resulting in a virtually exact replication of the roll pattern. Sappi Fine Paper North America also has a research and development facility at Westbrook.

        Sappi Fine Paper North America also operates a coated paper sheeting and distribution facility in Allentown, Pennsylvania, which was completed in 1994 and has an annual sheeting capacity of approximately 100,000 tonnes.

Sappi Fine Paper Europe

        Sappi Fine Paper is a leading producer of coated fine paper in Europe and a producer of commercial printing paper, coated groundwood paper and speciality paper used in packaging, labeling and laminating. Sappi Fine Paper Europe's operations consist of seven mills with an aggregate annual production capacity of approximately 2.7 million tonnes of paper and 695,000 tonnes of related paper pulp. Sappi Fine Paper Europe's headquarters are located in Brussels, Belgium.

        The following table sets forth sales by product for our Sappi Fine Paper Europe operations:

	Year ended September
	2008	2007	2006
Sales (US$ million):
Coated fine paper(1)	2,407	2,101	1,917
Uncoated fine paper	27	51	38
Speciality coated paper and other	286	235	239

Total	2,720	2,387	2,194

(1)
Includes coated mechanical paper produced at Lanaken mill.

        For the year ended September 2008, Sappi Fine Paper Europe sold approximately 2,545,941 tonnes, of paper and pulp products. The following table sets forth the annual production capacity, number of paper machines, products, pulp integration, and, for fiscal 2006 to fiscal 2008, capital expenditures, at each of Sappi Fine Paper Europe's mills in Europe.

	Mill Location
	Germany		Austria	Netherlands		Belgium	United Kingdom
	Alfeld	Ehingen	Gratkorn	Maastricht(1)	Nijmegen	Lanaken	Blackburn(1)
Paper capacity ('000s tonnes)	370	250	900	330	240	500	120
Number of paper machines	5	1	2	2	1	2	1
Products	Coated and uncoated fine paper, coated specialties paper	Coated fine paper and uncoated fine paper	Coated fine paper and uncoated fine paper	Coated fine paper and coated speciality paper	Coated fine paper	Coated groundwood paper and coated fine paper	Coated fine paper
Percentage pulp integration(2)	52%	96%	55%	None	None	63%	None
Capital expenditures (October 2005 to September 2008) (US$ million)	33	106	114	23	12	29	4

(1)
Production at our Blackburn mill ceased in October 2008 and the mill was closed in November 2008. We also ceased production of PM 5 (with a capacity of 60,000 tonnes per annum included in the table above) at our Maastricht mill, as described under "—Blackburn" and "—Maastricht" below.

(2)
Includes pulp sold to third parties.

        Alfeld.    The Alfeld mill is located to the south of Hannover, Germany, and its origins date back to 1706. It has a paper production capacity of approximately 370,000 tonnes and a pulp production capacity of approximately 125,000 tonnes per annum. It produces coated fine and speciality paper products, which are mainly coated and have a variety of finishes. In 1995 a major rebuild of Alfeld's PM 3 was completed, enhancing the production of low substance flexible packaging papers. Alfeld's PM 3 employs a fully integrated concept of in-line coating and calendaring. The Alfeld mill produces totally chlorine-free ("TCF") bleached sulphite pulp for its own use. In early 2002, a rebuild of Alfeld's PM 2 was completed. Alfeld spent approximately € 50 million on the rebuild of its PM 2.

        Ehingen.    The Ehingen mill is located to the southeast of Stuttgart, Germany and was acquired by Hannover Papier, predecessor entity to Sappi Alfeld, in 1987. A paper machine with a capacity of 180,000 tonnes per annum of coated fine paper was commissioned in July 1991, expanding Ehingen from a market pulp mill into an integrated pulp and paper mill. During 1994, the construction of a high-rack warehouse was completed. As a result of upgrades during 1994 and 1996, Ehingen's total paper capacity was increased to 235,000 tonnes per annum. During June and July 2006 the paper machine was rebuilt and started up together with a new coater allowing a significant quality upgrade from single coated to triple coated fine paper with capacity of approximately 250,000 tonnes per annum. The pulp mill's capacity is currently 135,000 tonnes per annum of TCF bleached sulphite pulp. The pulp is produced mainly for internal use, but is also sold to third party customers.

        Gratkorn.    Paper has been produced at the Gratkorn, Austria site for more than four centuries. Following a major expansion and renovation project the Gratkorn mill has been transformed from a five-machine mill into a two-machine mill. As a result of this project, Gratkorn currently has an annual capacity of 900,000 tonnes of triple-coated fine paper on just two paper machines and 255,000 tonnes of TCF chemical pulp. The machines at Gratkorn are among the largest and most efficient paper machines in the world. After extension of Gratkorn's sheeting plant, it also has an annual sheet finishing capacity of 800,000 tonnes.

        Maastricht.    The Maastricht, Netherlands mill at January 2009 has the capacity to produce over 270,000 tonnes per annum of coated fine paper and board and one-side coated paper used primarily for printing labels. Paper was first produced in Maastricht in 1852. PM 6, which was installed at Maastricht in 1962, was first rebuilt in 1977. In 1996, PM 6 underwent an extensive NLG224 million (€ 102 million) rebuild. Maastricht specializes in high basis-weight triple-coated fine paper and board for graphics applications. PM 6's production complements that of the Gratkorn mill, which produces lower weight coated fine paper. We ceased production at Maastricht's PM 5 in December 2008, having reached an agreement with the Mill's Works Council in respect of such action. Production ceased at PM5 which has reduced the mill's total capacity by 60,000 tonnes per annum. See "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Mill Closures, Acquisitions, Dispositions, Impairment and Joint Ventures".

        Lanaken.    The Lanaken, Belgium mill began commercial operations in 1966. It produces coated groundwood paper and lower weight wood-containing coated paper for offset printing. Coated groundwood paper for web offset presses is used primarily in the production of advertising materials and magazines. Lanaken's two paper machines have a total annual capacity of 500,000 tonnes. One machine principally produces coated groundwood paper. It was completely overhauled in 1992, and an additional off-line coater was installed to provide triple coating capability. The other paper machine produces lower-weight wood-containing paper. Its capacity was increased to 305,000 tonnes per annum as a result of an optimization process during the mid-1990s. Lanaken produces chemi-thermo-mechanical pulp (CTMP) in an integrated plant which has been extended to an annual capacity of 180,000 tonnes. This enables the mill to supply approximately 63% of its fiber requirements for paper production.

        During fiscal 2007 the administration of the Maastricht and Lanaken mills was combined to reduce costs.

        Nijmegen.    The Nijmegen, Netherlands mill began operations in 1955 and operates one paper machine. The mill specializes in the production of reels of coated fine paper for web offset printing. It also produces special coated fine paper for use in digital printing. The Nijmegen mill was upgraded in 2001. The upgrade increased its capacity by 40,000 tonnes per annum. With an annual production capacity of 240,000 tonnes, the Nijmegen mill is one of Europe's largest suppliers of coated fine web offset paper. Rotary, or web, offset paper is used for commercial printing and publishing.

        Blackburn.    The Blackburn, England mill was established in 1875, and has been a major producer of cast coated paper. The Blackburn mill was rebuilt completely in 1996. In May 2000, we sold our Astralux brand of cast coated papers produced at the mill to the Favini Group in Italy. The production of cast-coated papers at the Blackburn mill ceased at the end of May 2000. The annual capacity of the mill is 120,000 tonnes.

        On September 22, 2008, we reached an agreement with labor representatives at the Blackburn mill pursuant to which the mill has been closed on November 12, 2008. See "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Mill Closures, Acquisitions, Dispositions, Impairment and Joint Ventures".

        Nash.    The Nash mill in Hemel Hempstead, England operated as a paper mill since the 1800s and manufactured a variety of different grades of paper and board. During May 2006, production at the Nash mill was terminated and the plant and equipment were sold locally with some being transferred elsewhere in our Group. During the second quarter of fiscal 2007, the Nash site was sold for US$ 46 million and a pre-tax profit of US$ 26 million was recognized in our results in that quarter. Most of the products previously manufactured at the mill are now produced at the Adamas mill in South Africa.

        Acquisition of coated graphic paper business from M-real Corporation.    As part of the Acquisition, we acquired four of M-real Corporation's graphic paper mills: Kangas mill in Finland, with an annual production capacity of approximately 210,000 tonnes; Kirkniemi mill, also in Finland, with an annual production capacity of approximately 740,000 tonnes; Stockstadt mill in Germany, with an annual production capacity of approximately 420,000 tonnes and Biberist mill in Switzerland, with an annual production capacity of approximately 505,000 tonnes. These mills produce a range of coated and uncoated paper, including coated magazine paper. The Acquisition also includes the coaters from M-real Corporation's Gohrsmühle mill in Germany and Hallein mill in Austria. See "The Acquisition of M-real Corporation's Coated Graphic Paper Business".

Sappi Fine Paper South Africa

        Sappi Fine Paper, through Sappi Fine Paper South Africa, produces and markets a wide range of coated, uncoated and speciality papers as well as crêped tissue and fiberboard in South Africa. Sappi Fine Paper

South Africa is headquartered in Johannesburg. In the uncoated fine paper sector, Sappi Fine Paper operates one integrated pulp and uncoated paper mill, Enstra (located near Johannesburg). Stanger (located north of Durban) uses bagasse (the fibrous residue of sugar cane) to produce coated fine paper and tissue. A smaller paper mill, Adamas (located in Port Elizabeth) utilizes pulp from our pulp mills and waste paper to produce speciality paper and some kraft products. Adamas now also produces branded printing paper and board, previously produced at the Nash mill in the United Kingdom. Sappi Fine Paper South Africa is the only producer of coated fine paper in South Africa.

        For the years ended September 2007 and 2008, Sappi Fine Paper South Africa sold approximately 350,000 tonnes and 339,000 tonnes, respectively, of paper and pulp products. The following table sets forth sales by product for our Sappi Fine Paper South Africa operations.

	Year ended September
	2008	2007	2006
Sales (US$ million):
Coated fine paper	67	70	61
Uncoated fine paper	229	208	191
Speciality paper and other	84	80	73

Total	380	358	325

        The following table sets forth the annual paper production capacity, number of machines, products and pulp integration, and, for fiscal 2006 to fiscal 2008, capital expenditures at each of the mills of Sappi Fine Paper South Africa.

	Mill Locations
	Enstra	Stanger	Adamas
Paper capacity ('000s tonnes)	200	110	40
Number of paper machines	3	2	2
Products	Uncoated fine paper	Coated fine paper, coated label paper and tissue	Prestige stationery, branded printing paper and board, envelope paper and corrugated medium
Percentage pulp integration	53%	54%	None
Capital expenditures (October 2005-September 2008) (US$ million)	18	13	9

        Enstra.    The Enstra mill is the largest mill of Sappi Fine Paper South Africa, with a capacity of approximately 200,000 tonnes of elemental chlorine-free uncoated fine paper products per annum. In 1996, the Enstra mill completed a US$ 96 million capital expenditure program. This program increased capacity by 50,000 tonnes per annum and has resulted in improved production efficiency and product quality. The product range at the Enstra mill caters to the business forms, scholastic, office, envelope and general printing industries. The mill has a capacity of 105,000 tonnes per annum of bleached hardwood pulp. The mill uses an oxygen bleaching process, which is a process that was developed at the mill in the 1970s and has since become the industry standard.

        Stanger.    The Stanger mill commenced operations in 1976. It is unique in South Africa in that it uses bagasse as its basic raw material to produce high quality matte and gloss coated art papers and tissue. Art paper is used for high quality books and magazines, brochures, annual reports and labels. A US$ 26 million upgrade of the mill's paper machine was completed in August 2001, increasing the coated paper capacity to 80,000 tonnes per annum. The mill also produces 30,000 tonnes of tissue per annum and has a capacity of 60,000 tonnes of bleached bagasse pulp per annum. A US$ 11 million upgrade on the bleach plant in 2006 converted the mill to an elemental chlorine free bleaching process.

        Adamas.    The Adamas mill is a small speciality mill. It produces high quality, uncoated prestige papers and boards in a variety of colors and embossing patterns. It also produces branded printing paper and board, previously produced at the Nash mill in the United Kingdom. The Adamas mill also produces packaging and industrial grades from waste paper. The mill has a capacity of 40,000 tonnes of paper per annum. This mill purchases waste paper and bleached pulp from our other mills.

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

        Our trading network, Sappi Trading, coordinates the international marketing and distribution of our fine paper products outside our core regions. Sappi Trading operates in Hong Kong (China), Sydney (Australia), Sao Paulo (Brazil), Shanghai (China), Konstanz (Germany), Nairobi (Kenya), Mexico City (Mexico), Singapore, Johannesburg and Durban (South Africa), Zurich (Switzerland), Taipei (Taiwan) and New York (United States). It manages a network of agents around the world handling exports to over 70 countries. Sappi Trading also manages the export logistics of the southern African and United States operations.

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

Sappi Fine Paper North America

        Sappi Fine Paper North America's coated paper sales structure is organized in six regions with sales representatives located in all major market areas, and six technical representatives located in different regions in North America supporting the sales effort.

        Approximately 8% of Sappi Fine Paper North America's sales for fiscal 2007 and 2008 were outside North America. Sappi Fine Paper North America's sales outside North America are handled in southern Africa by Sappi Fine Paper South Africa, in Europe by Sappi Fine Paper Europe and outside those regions by Sappi Trading.

        In 2007 and 2008, the Sappi Fine Paper North America sales force sold coated graphic paper to approximately 338 and 340 merchant distribution locations, respectively. By selling exclusively through merchant channels, Sappi Fine Paper North America believes it has created a loyal group of merchant customers. Rather than competing with merchant distributors, the Sappi Fine Paper North America sales force focuses on generating demand with key printers, publishers and end users, which are then serviced by the merchant distributors.

        Sappi Fine Paper North America's coated speciality papers are sold in North America through a dedicated speciality paper sales team directly to customers and outside of North America through a direct sales force, agents and distributors. The special end-use requirements often require a paper made to fit the customer's specific application.

 Sappi Fine Paper Europe

        As part of the formation of Sappi Fine Paper in 1998, the sales and marketing operations of Sappi Fine Paper Europe were reorganized into graphic paper, comprising printing and writing paper, and speciality paper, comprising paper for labeling, packaging and other speciality uses.

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

Sappi Fine Paper South Africa

        Sappi Fine Paper South Africa has a marketing and sales and technical support team based in four major centers in South Africa and one in the United Kingdom (Nash). Approximately 14% of the sales of Sappi Fine Paper South Africa in fiscal 2008 were outside of southern Africa to markets in Europe, Africa, Asia and North and Latin America. The products of Sappi Fine Paper South Africa are distributed in southern Africa primarily through merchants. In addition, some large volume orders are sold directly to printers and converters.

Customers

        Sappi Fine Paper sells its products to a large number of customers, many of whom have long-standing relationships with us. These customers include merchants, converters and other direct consumers.

        The most significant merchant customers, based on sales during fiscal 2008 include:

        North America:    xpedx (a division of International Paper Company), Lindenmeyr Paper Company (owned by Central National Gottesman Inc.), Unisource Worldwide, Inc. (a majority interest of which is owned by Bain Capital Corporation), Domtar Distribution and a select number of regionally strong merchants.

        Europe:    PaperlinX, Antalis (owned by Sequana Capital), IGEPA Group, Lozano and Papyrus.

        Southern Africa:    Antalis SA (Pty) Limited, Peters Papers and Finwood Papers (a division of Buhrmann Paper Merchant Division).

        Two of these merchants, PaperlinX and IGEPA, represented individually more than 10% of our total sales during fiscal 2008.

        Sappi Fine Paper's converter customers include both multinational and regional converters. The most significant converter customers, based on sales during fiscal 2008 include: Amcor Flexibles, Novelis, Alcan, VAW Flexible Packaging, Avery, Mactac, American Packaging, Oracal and Unigraphics. These customers use our products in the production of pressure- sensitive and other types of labels as well as flexible packaging. Nampak, the CTP Group of companies, Paarl Media Lithotech, Merpak and Freedom Stationery and Silveray are also significant converter customers. These companies use our products in the production of packaging products. No converter customer, however, represented more than 10% of our total sales during fiscal 2008.

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

        Historically pulp and paper are subject to relatively low tariff protection in major markets, with existing tariff protections being further reduced under the World Trade Organization ("WTO"). In South Africa, no tariffs are imposed on imports of pulp and newsprint as well as most uncoated and coated woodfree products, with the exception of A4 office paper.

        Competition in markets for our products is primarily based on price, quality, service, breadth of product line, product innovation and sales and distribution support. The speciality paper market puts greater emphasis on product innovation and quality as well as technical considerations. The packaging paper and newsprint markets place more emphasis on price.

        In Western Europe and North America, industry production capacity closures of approximately 800,000 tonnes of coated fine paper and 1,300,000 tonnes of mechanical coated paper have been implemented between 2006 and 2007, with further production capacity closures of approximately 700,000 tonnes of coated fine paper and approximately 900,000 tonnes of coated mechanical paper having occurred up to September 2008.

North America

        The major domestic coated fine paper producers which compete with Sappi Fine Paper in North America are NewPage (formerly part of MeadWestvaco and currently owned by Cerberus) and Verso Paper (formerly part of International Paper Company and currently owned by an affiliate of Apollo Management L.P.). In addition, approximately 19% of US consumption is supplied by foreign producers, primarily Asian and European.

Europe

        The market leaders in coated fine paper production in Europe are Sappi, Stora Enso, Burgo-Marchi Group, UPM-Kymmene and Lecta (which is owned by an affiliate of CVC Partners).

Southern Africa

        Mondi Paper Company Limited is a significant competitor of Sappi Fine Paper in southern Africa in the uncoated fine paper sector. Coated fine paper imports, primarily from Europe and Asia, have gained an increased share of the southern African fine paper market and as a result of declining import duties, which were removed in 2006. A substantial part of the imports originate from Sappi Fine Paper's European mills.

SAPPI FOREST PRODUCTS

Overview

        Sappi Forest Products, headquartered in Johannesburg, South Africa, is an integrated pulp, packaging paper and timber products producer. Sappi Forest Products operates five pulp and paper mills and one sawmill and is managed in three operating divisions: Sappi Saiccor, Sappi Kraft and Sappi Forests.

        Sappi Forest Products is a major pulp and paper producer in Africa with a production capacity of 830,000 tonnes of paper, 800,000 tonnes of chemical cellulose and 1,050,000 tonnes of paper pulp per annum. It is also a major timber grower and manages directly and indirectly approximately 535,000 hectares of forestland, of which, approximately 389,000 hectares is planted with primarily pine and eucalyptus. Approximately 72% of our southern African pulpwood and sawlog requirements are from our own plantations. The term "directly manages" relates to plantations in southern Africa established on land that we either own or lease from a third party. The term "indirectly manages" relates to plantations in southern Africa established on land held by independent commercial farmers, where we provide technical assistance in the form of advice on the growing and tending of trees.

        The following chart sets forth certain information with respect to the mills and principal products of Sappi Forest Products as of September 2008.

        The following table sets forth sales by product for Sappi Forest Products' operations:

	Year ended September
	2008	2007	2006
Sales (US$ million):
Commodity paper products(1)	474	429	410
Chemical cellulose	461	432	384
Paper pulp(2)	93	118	102
Timber and timber products	71	69	87

Total	1,099	1,048	983

(1)
Includes newsprint and packaging products.

(2)
Excludes sales related to paper pulp produced by Sappi Fine Paper facilities.

        For the years ended September 2007 and 2008, Sappi Forest Products sold approximately 2,514,000 tonnes and 2,413,000 tonnes, respectively, of paper, pulp and forest products.

        The following table sets forth annual production capacity with respect to Sappi Forest Products' products:

Production capacity ('000s tonnes):
Paper products
Packaging paper	690
Newsprint	140

Total	830

Pulp
Chemical cellulose(1)	800
Paper pulp(2)	1,050

Total	1,850

Timber products	41	(3)
Percentage paper pulp integration	134	%(4)

(1)
Includes Sappi Saiccor capacity increase, which came on-line in September 2008.

(2)
Excludes production capacity related to paper pulp produced by Sappi Fine Paper facilities.

(3)
Represents 78,000 cubic meters.

(4)
Excludes pulp produced by Sappi Saiccor. Our southern African operations are net sellers of pulp.

Facilities and Operations

Sappi Saiccor

        Saiccor was established in 1951 and acquired by us in 1988. It is a low-cost producer and the world's largest single producer of chemical cellulose. In 1995, we completed an approximately US$ 221 million expansion project to increase capacity by one third to approximately 600,000 tonnes per annum. Capital expenditures during the period from October 2005 to the end of September 2008 were approximately US$ 531 million. Included in this period were a modernization project to de-bottleneck production at Saiccor at a cost of US$ 40 million and an amount of $470 million spent on an expansion project to increase Saiccor's chemical cellulose capacity to approximately 800,000 tonnes per annum. Construction on the expansion project commenced in August 2006. Originally scheduled for completion in the first half of 2008, the project was subject to delays and cost increases. Production from the additional capacity commenced in September 2008 and should be fully operational in February 2009. As a result of the rapid decline in demand for chemical cellulose experienced since November 2008, we are not utilizing all of the additional capacity at present and are curtailing production in certain elements of the old plant while utilizing the new plant to improve efficiencies.

        Almost all of Saiccor's chemical cellulose production is exported from South Africa and marketed and distributed internationally by Sappi Trading. The pulp principally produced is the type used in the manufacture of a variety of cellulose products, including viscose staple fibers or rayon and solvent spun fibers (lyocell). Both viscose and lyocell fibers are used in the manufacture of fashion and decorating textiles which have a soft, natural feel and excellent breathing properties. Given their particularly high absorbency properties, these fibers are also used in non-woven applications in the healthcare, industrial and disposable product markets. Chemical cellulose is also used in the manufacture of acetate flake, which is used in products such as filter tow for cigarette filters, and high quality yarns and fabrics. It is also used to manufacture microcrystalline cellulose, which is used as a rheological modifier in the food industry, as excipients for pharmaceuticals, and in various ethers for the chemical industry. It is also used to manufacture cellophane film for use in a variety of packaging applications.

        The mill's timber consumption is comprised primarily of eucalyptus hardwoods. These fast growing trees are grown in relatively close proximity to the mill, which contributes to Saiccor's position as a low cost producer of chemical cellulose.

 Sappi Kraft

        Based upon volume sold in fiscal 2007 and fiscal 2008, Sappi Kraft supplied approximately 57% and 59%, respectively, of South Africa's packaging paper requirements, other than cartonboard, from its Ngodwana, Tugela and Cape Kraft mills.

        The following chart sets forth the annual paper production capacity, number of machines, products, pulp integration, and, for fiscal 2006 to fiscal 2008, capital expenditures at each of Sappi Kraft's mills in South Africa.

	Mill Locations in South Africa
	Ngodwana	Tugela	Cape Kraft
Paper capacity ('000s tonnes)	380	390	60
Number of paper machines	2	4	1
Products	Newsprint, kraft linerboard, white top linerboard, plasterboard and bleached and unbleached market pulp	Kraft linerboard, corrugating medium, sackkraft and machine glazed kraft	Linerboard corrugating medium and coated products
Percentage pulp integration(1)	134%	100%	None(2)
Capital expenditures (October 2005- September 2008) (US$ million)	31	25	2

(1)
Excludes "pulp" produced from recycled paper by the respective plants at the mills.

(2)
Cape Kraft's raw material requirements are met from waste fiber supplied by Sappi Waste Paper.

        Ngodwana.    Ngodwana was expanded between 1981 and 1985 from an unbleached kraft mill with a capacity of 100,000 tonnes per annum to a modernized mill with a capacity of approximately 240,000 tonnes of linerboard and 140,000 tonnes of newsprint per annum. The linerboard machine also produces White Top Liner (included in total linerboard capacity). The mill produces nearly 410,000 tonnes of bleached and unbleached pulp and 100,000 tonnes of groundwood pulp annually. The mill markets paper and excess pulp locally and in the export market. The mill is a large consumer of waste paper, which is used in the production of packaging paper. In 1995, the mill commissioned the world's first ozone bleaching plant, thus eliminating the use of elemental chlorine and significantly reducing mill effluent.

        Tugela.    Tugela is Sappi Kraft's largest integrated unbleached kraft mill, with a capacity of approximately 390,000 tonnes of packaging paper per annum. The mill supplies kraft linerboard and corrugating medium and most of South Africa's requirements for sackkraft, used in the production of multiwall sacks. Machine glazed packaging papers are also produced at the mill. The Kraft Linerboard machine was upgraded in 1996 at a cost of approximately US$ 81 million and the Sack Kraft machine and components of the pulp plant were upgraded in 2003 and 2004 at a cost of approximately US$ 50 million. It is the only mill in South Africa to offer high performance containerboard packaging and extensible Sack Kraft.

        Cape Kraft.    The Cape Kraft mill was built during 1980, commissioned in 1981 and upgraded in 1995. The mill presently has a capacity of 60,000 tonnes of linerboard and corrugating medium per annum, which it sells principally to the corrugating industry in the Western Cape. The mill uses approximately 67,000 tonnes per annum of waste paper to produce 60,000 tonnes per annum of paper. The fact that the mill's product is produced from 100% recycled paper can provide a competitive advantage in our markets, which are becoming increasingly environmentally aware.

        Usutu Pulp.    Usutu Pulp began production in 1961 and has been managed by us since 1989. The mill was upgraded during 1995 and 1996 at a cost of approximately US$ 69 million. During the period from

October 2002 to September 2007, an additional US$ 27 million was invested. The mill has a capacity of 190,000 tonnes of unbleached kraft pulp. The mill is situated in Swaziland and is surrounded by 66,000 hectares of forestlands, which it leases from the Swazi nation under a long-term lease extendable to 2089. The location of these forestlands, combined with the very compact areas the trees are planted on, provides for low wood delivery costs. See "—Supply Requirements—Southern Africa—Wood" for more information.

        In August 2008, forest fires caused by severe weather conditions resulted in the loss of approximately 28% of the mill's fiber supply. The volume of trees lost by Usutu reduced the value of the mill, which has therefore been impaired. An impairment loss of US$ 37 million has been recognized in fiscal 2008.

        Sappi Kraft also manages Sappi Waste Paper. Sappi Waste Paper collected approximately 201,000 tonnes, of waste paper in fiscal 2008 and approximately 183,000 tonnes during fiscal 2007. Most of the waste paper collected was supplied to our mills. Waste represents approximately 30% of the fiber requirements of our packaging grades.

Sappi Forests

        Sappi Forests, together with Usutu Forests, supplies or procures all of Sappi Forest Products' and Sappi Fine Paper South Africa's domestic pulpwood requirements of approximately 6 million tonnes per annum. 99% of the pulpwood comes from owned or contracted sources. Together they directly or indirectly manage or control, about 535,000 hectares of land situated in: Mpumalanga (44%), KwaZulu-Natal (44%) and Swaziland (12%).

Hectares
Owned by us in South Africa	369,000
Leased by us or managed directly in South Africa	10,000
Projects in South Africa (owned and managed by farmers that we indirectly manage through technical advice and support)	90,000
Leased by us in Swaziland	66,000

Total	535,000

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

        Sappi Forests and Usutu Forests have spent approximately US$ 135 million in maintaining, acquiring and expanding plantations and other capital expenditure projects in the period from October 2005 to September 2008.

        The sawmill division operates one mill with a total production capacity of 78,000 cubic meters per annum of structural timber for the building industry and components for the furniture and packaging industry.

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

        The most significant printing customers, based on sales in fiscal 2007 and fiscal 2008, include: The CTP Group and Media 24, which uses Sappi Forest Products' newsprint; while the most significant converter customers, based on sales in fiscal 2007 and fiscal 2008, include: Nampak Limited; Mondipak; APL (Pty) Ltd and Houers Co-operative. A significant number of the viscose staple fiber manufacturers around the world purchase chemical cellulose from Sappi Forest Products, including large groups such as the Aditya Birla Group and the Lenzing Group. Most of our chemical cellulose sales contracts are multi-year contracts with pricing generally based on a formula linked to the NBSK price and reset on a quarterly basis.

        Approximately 49% of the total sales of Sappi Forest Products during fiscal 2008 consisted of export sales.

Competition

        Mondi Paper Company Limited is a significant competitor in most of the markets in which Sappi Forest Products operates in southern Africa. In recent years the regional recycled containerboard capacity has increased by approximately 100,000 tonnes. Due to exchange rate fluctuations a number of offshore containerboard suppliers have also entered the southern African packaging markets. In respect of chemical cellulose, competitors include Borregaard ChemCell Atisholz, Tembec Inc., Western Pulp Inc., Buckeye Technologies Inc. and Rayonier Inc.

SUPPLY REQUIREMENTS

Overview

        The principal supply requirements for the manufacture of our products are wood, pulp, energy and chemicals. Large amounts of water are also required for the manufacture of pulp and paper products. See "Environmental and Safety Matters—Environmental Matters—South Africa". We believe that we have adequate sources of these and other raw materials and supplies necessary for the manufacture of pulp and paper for the foreseeable future. However, the global warming and carbon footprint imperatives are causing increased use of sustainable, non-fossil fuel, sources for electricity generation. Consequently, electricity generating companies are competing for the same raw materials, namely, wood and chips, in the same markets as us, thereby driving prices upwards.

North America

Wood

        In connection with the 1998 sale of our US timberlands to Plum Creek Timber Company L.P., Sappi Fine Paper North America and Plum Creek are parties to a fiber supply agreement with an initial term expiring in December 2023 and with three five-year renewal options. Under the supply agreement, Sappi Fine Paper North America is required to purchase from Plum Creek and Plum Creek is required to sell to Sappi Fine Paper North America a guaranteed annual minimum of 318,000 tonnes of hardwood pulpwood, or approximately 11% of Sappi Fine Paper North America's annual requirements, at prices calculated based on a formula tied to market prices. Sappi Fine Paper North America has the option to purchase additional quantities of hardwood pulpwood harvested from these timberlands at prices generally higher than the ones paid for the guaranteed quantities. The remainder of Sappi Fine Paper North America's wood requirements is met through market purchases.

Pulp

        Sappi Fine Paper North America's mills, taken together, are fully integrated on an economic basis with respect to hardwood pulp usage. Mills that are not fully integrated make market purchases, and mills that produce more pulp than they utilize make market sales.

        Sappi Fine Paper North America's coated fine paper mills have achieved certification according to the chain of custody standards of the Forest Stewardship Council (FSC), The Sustainable Forestry Initiative (SFI) and the Programme for the Endorsement of Forest Certification (PEFC) and our wood procurement group is certified to SFI's Fiber Sourcing standard. The mills also use post consumer waste and offer products containing up to 30% recycled content in addition to using reprocessed fiber recovered from its existing operations.

        Sappi Fine Paper North America manufactures, in aggregate, pulp and fiber equivalent to approximately 112% of its own pulp requirements. This vertical integration reduces its exposure to fluctuations in the market price for pulp.

Energy Requirements

        Sappi Fine Paper North America's energy requirements are satisfied through wood and by-products derived from the pulping process, coal, fuel oils, purchased electricity, steam, natural gas and other sources.

        A substantial majority of Sappi Fine Paper North America's electricity requirements are satisfied through its own electricity generation or co-generation agreements. During June and July 2002, Sappi Fine Paper North America entered a series of contracts with Central Maine Power ("CMP") and a third party energy provider. The contracts provide that Somerset mill is to produce power at its maximum generation capacity, sell all of its excess generated power to CMP and purchase all of its power needs beyond its generation capacity from a third party provider. However, Sappi Fine Paper North America has entered into a short term amendment to these contracts pursuant to which Sappi Fine Paper North America may, at its election, produce power at less than its maximum generation capacity for non-operational or economic reasons and purchase additional power from the third party provider. This amendment expired on December 31, 2008 and the parties are in the process of negotiating an extension to this amendment. The rates for part of the purchases were pre-set in 2002 for the duration of the agreements and the remaining purchases are at market rates. The price we receive for any sales is equal to the average price of our monthly purchases. The agreements expire in 2012. Sappi Fine Paper North America also sells excess electricity it co-generates at the Westbrook mill.

        The Cloquet mill is supplied partly with internally generated electricity. The Cloquet mill includes a hydroelectric facility that is licensed by the Federal Energy Regulatory Commission. In addition to generating a portion of its own power, the Cloquet mill has entered into a take-or-pay agreement to purchase a portion of its power from Minnesota Power. We may terminate this agreement at any time after December 31, 2008, subject to a four-year notice period.

Chemicals

        Major chemicals used by Sappi Fine Paper North America include clays, carbonates, latexes and plastic pigments, titanium dioxide, caustic soda, other pulping and bleaching chemicals and chemicals for the speciality business. Sappi Fine Paper North America purchases these chemicals from a variety of suppliers. Chemical supplies have tightened due to the rationalization of capacity over the last several years. Most of these chemicals are subject to price fluctuations based upon a number of factors, including energy and crude oil prices and transportation costs, and the relationship between commodity demand and supply balances.

Europe

Wood

        Sappi Fine Paper Europe purchases approximately 2,500,000 cubic meters of pulpwood per annum for its pulp mills. The wood is purchased both on contract and in the open market. Wood supply contracts are fixed for one year in terms of volumes. Price agreements range from three months for wood chips to one year for logwood.

        The wood logs and wood chips used in the Gratkorn TCF pulp mill are purchased through the Papierholz Austria GmbH joint venture arrangement amongst Sappi, the Norske Skog Bruck mill Zellstoff Pöls, and the Frantschach Group. We hold a 42.5% ownership interest in Papierholz.

        The wood chips used in the Lanaken CTMP plant are purchased through Sapin S.A. ("Sapin"), a 50%-50% joint venture company operated together with Norske Skog. Sapin was initially formed on November 25, 1986, pursuant to a joint venture agreement between the predecessors of Sappi Lanaken and Norske Skog. Under the agreement, as amended in September 2003, the parties agree to utilize Sapin exclusively to furnish the entire wood requirements of the joint venture partners' affiliated mills.

 Pulp

        Sappi Fine Paper Europe produces approximately 46% of its pulp requirements. The remainder is supplied through open market purchases.

Energy Requirements

        Sappi Fine Paper Europe's energy requirements are generally met by internal generation and external purchases of electricity, gas and, to a lesser extent, hard coal and oil. The delivery of natural gas, oil and coal is covered by various mid-term supply agreements.

        Since July 2007 Gratkorn has operated a Combined Heat and Power Plant ("CHP") on site and has become an exporter of about 10 megawatts of electricity.

        Substantially all of the electricity requirements of the Maastricht mill are satisfied by a 60 megawatt combined heat / power plant operated through a joint venture with Essent. All surplus electrical energy is supplied to the public electricity grid. We hold an ownership interest of 50% in the VOF Warmte / Kracht Maastricht mill, the joint venture, which was formed in 1992, and are obligated to purchase all of the steam and electricity requirements of the Maastricht mill from the joint venture facility under a long-term supply agreement. Essent purchases the surplus electrical energy of the plant. The Maastricht mill also purchases natural gas pursuant to a contract with a natural gas supplier.

        The Nijmegen mill's electricity requirements are largely satisfied by its co-generation power plant. The Nijmegen mill purchases natural gas from a local supplier and a small amount of electricity from the public grid.

        The Lanaken mill's energy requirements are generally met by purchases of natural gas and electricity. Certain of the energy requirements of the Lanaken mill are furnished by a combined heat and power unit constructed and operated pursuant to the Albertcentrale N.V. joint venture arrangement between Sappi, the Belgian power company Electrabel and Rabo Energie. We hold a 49% ownership interest in the Albertcentrale facility and are obligated to purchase the steam from the joint venture facility under a long-term supply agreement. The facility commenced operations in April 1997. Lanaken mill's electricity requirements are satisfied by a supply contract with the national utility company Electrabel.

        Alfeld and Ehingen generate about 50% of their power needs from renewable resources and the remainder is purchased from a German power company EnBW.

Chemicals

        Major chemicals used by Sappi Fine Paper Europe include clays, carbonates, latexes and starches and chemicals for the speciality business. Sappi Fine Paper Europe purchases most of these chemicals from a portfolio of suppliers, and in only one case is Sappi Fine Paper Europe dependent on a sole source of supply. There are generally adequate sources of supply in the market. Most of these chemicals are subject to price fluctuations based upon a number of factors, including energy and crude oil prices and transportation costs, and the relationship between commodity demand and supply imbalances.

Acquisition of coated graphic paper business from M-real Corporation

        As part of the Acquisition we entered into various agreements pursuant to which M-real Corporation and its parent company will supply wood, pulp and electricity to the mills acquired for certain minimum periods. See "The Acquisition of M-real Corporation's Coated Graphic Paper Business".

Southern Africa

Wood

        Sappi Forest Products manages directly or indirectly approximately 535,000 hectares of forestland in southern Africa, of which approximately 389,000 hectares are forested, which produces approximately 72% of the timber required for its operations. Sappi Forests owns approximately 369,000 hectares and manages the majority of the remainder. Usutu Pulp cultivates 52,000 hectares of pine on 66,000 hectares of land that is leased from the Swazi nation on a long-term lease, which we have the option to extend until 2089. Sappi Forests presently has supply contracts for the timber from approximately 90,000 hectares of plantations planted by small growers with our technical and financial support. The remaining timber requirements are met through a number of significant medium-term contracts and open market purchases. During the traditional fire seasons in the winter of 2007 and 2008, which were exacerbated by severe weather conditions, approximately 14,000 hectares and 26,000 hectares, respectively, were affected by fire. We expect that the lost timber will have fully re-grown over three years.

Pulp

        Sappi Forest Products and Sappi Fine Paper South Africa in aggregate manufacture all of the pulp required in their respective papermaking operations, except minimal quantities of specialized pulps, and together are a net seller of bleached and unbleached paper pulp. This vertical integration substantially reduces our exposure to fluctuations in the market price for pulp.

Energy Requirements

        Our energy requirements in southern Africa are met principally by purchases of coal and electricity supplemented by purchases of fuel oil and gas. Much of the energy demand is met by internally generated biomass and spent liquors from the pulping process. Electricity is supplied by Eskom, the state-owned electricity company, or generated internally. The electricity generated by our plants in southern Africa is equivalent to approximately 43% of our total electricity requirements. Coal, both for steam raising and gas production, and oil are purchased on contract. The power disruptions experienced in South Africa in early calendar 2008 had a negative but limited effect on our production and profits. In the event of power outages, certain of our mills have the capacity to continue production but the recourse to replacement energy sources results in increased production cost. Power disruptions tend to affect our mills that are dependent on the national grid, while our mills that receive power from municipalities rather than the national grid are generally less affected by power outages. We also from time to time enter into agreements with Eskom to supply our excess power to the national grid in exchange for continued supply of power to those of our mills that do not have the capacity to generate all of their electricity requirements.

Chemicals

        Major chemicals used by Sappi Forest Products and Sappi Fine Paper South Africa include caustic soda, calcium carbonates, latexes and starches and sulphur and sulphuric acid. Sappi Forest Products and Sappi Fine Paper South Africa purchase these chemicals from a variety of South African and overseas suppliers. There are generally adequate sources of supply, and in only one case is Sappi Fine Paper South Africa dependent upon a sole source of supply. Most of these chemicals are subject to price fluctuations based upon a number of factors, including energy and crude oil prices and transportation costs, and the relationship between commodity demand and supply imbalances.

ENVIRONMENTAL AND SAFETY MATTERS

Environmental Matters

        We are subject to a wide range of environmental laws and regulations in the various jurisdictions in which we operate, and these laws and regulations have tended to become more stringent over time. Violations of environmental laws could lead to substantial costs and liabilities, including civil and criminal fines and penalties. Environmental compliance is an increasingly important consideration in our businesses, and we expect to continue to incur significant capital expenditures and operational and maintenance costs for environmental compliance, including costs related to reductions in air emissions including carbon dioxide ("CO2") and other greenhouse gases ("GHG"), wastewater discharges and waste management. We closely monitor the potential for changes in pollution control laws and take actions with respect to our operations accordingly. See note 33 to our Group Annual Financial Statements included elsewhere in this Annual Report for more information.

 North America

        Sappi Fine Paper North America is subject to stringent environmental laws in the United States. These laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and their respective state counterparts and implementing regulations. The State of Maine had its first hearing in December 2008 to determine whether it will require Sappi Fine Paper North America to install a fishway at its Cumberland mills dam on the Presumpscot River. A fishway on the Cumberland mills dam would trigger the obligation to install fishways at Sappi Fine Paper North America's dams upstream of the Cumberland mills dam, to allow natural fish migration and thus promote the restoration of native species to the river. The total cost of these projects, if required, is estimated to be approximately US$ 18 million. Previous settlement discussions with government agencies and environmental groups regarding the removal of the Cumberland mills dam were not successful. It is expected that a decision will be made by the State by June 2009.

        Although the United States has not ratified the Kyoto Protocol, and has not yet adopted a federal program for controlling GHG emissions, there are various state and regional initiatives regarding GHG regulation and Congress is considering a number of legislative proposals regarding climate change. Accordingly, we closely monitor state, regional and Federal GHG initiatives in anticipation of any potential effects on our operations.

Europe

        Our European facilities are subject to extensive environmental regulation in the various countries in which we operate. For example:

  •
  The Integrated Pollution Prevention and Control directive ("IPPC") regulates air emissions, water discharges and defines permit requirements and best available techniques ("BAT") for pollution control.

  •
  The national European laws regulate the waste disposal framework and place restrictions on landfilling materials in order to reduce contaminated leachate and methane emissions. Prevention, reuse and recycling (material or thermal) are the preferred waste management methods. In Austria, Germany and The Netherlands only inert ash or slag from thermal recycling and incineration processes may be placed in landfills.

  •
  In the Netherlands we, together with other paper manufacturers, have signed an agreement with the national government to improve environmental management and further limit emissions.

        The countries within which we operate in Europe have all ratified the Kyoto Protocol and we have developed a GHG strategy to comply with applicable GHG restrictions and to manage emission reductions cost effectively. Our expenditures related to GHG compliance in Europe are not expected to be material.

South Africa

        In Southern Africa, the environmental regulatory legal framework is still evolving. We work with legislators in striving to find a balance between economic, social and environmental uses of natural resources.

        The Minister of Environment Affairs and Tourism considered it necessary to strengthen enforcement of legislation by the Environmental Management Inspectors (EMI's) in his department. The EMI's prioritized various sectors of industry and inspected those sectors in the course of the past two years. In 2008, the EMI's focused attention on the pulp and paper sector, signaling more stringent enforcement for Sappi mills.

        In August 2008 the EMI's conducted a comprehensive inspection at our Ngodwana Mill. No findings will be disclosed before the draft report is handed to us. By mid January 2009 the draft report had not yet been received. We will be requested to respond within three weeks thereafter to the findings in the draft report. At this time we do not expect major or disruptive legislative action.

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

  •
  The Kyoto Protocol. South Africa has also ratified the Kyoto Protocol. We are identifying and initiating Clean Development Mechanism projects, as defined in the Kyoto Protocol, at a number of our South African mills.

        The requirements under these statutes will result in additional expenditures and may cause operational constraints. Although we are in frequent contact with regulatory authorities during the phasing in of the legislation, we are uncertain as to the ultimate effect on our operations. Our current assessment of the legislation is that any compliance expenditures or operational constraints will in the aggregate, not be material to our financial condition.

Safety Matters

        The forestry, timber and pulp and paper industries involve inherently hazardous activities including, among other things, the operation of heavy machinery. Nearly all countries in which we have significant manufacturing operations, including South Africa, the United States and European countries, regulate health and safety in the workplace. We actively seek to reduce the frequency of accidents in our workplaces and to improve health and safety conditions by extensive training and educational programs.

        Our global safety improvement initiative, Project Zero, sets out the goal of no injuries. It involves implementing behavior-based safety programs throughout our Group and focusing on those activities which have in the past resulted in injuries or fatalities.

        In the United States, Sappi Fine Paper North America must comply with a number of Federal and state laws regarding health and safety in the workplace. The most important of these laws is the Federal Occupational Safety and Health Act.

        In Europe, we participate in various governmental worker accident and occupational health insurance programs. In Belgium and The Netherlands, these programs are funded by mandatory contributions by employers and employees. In Germany, we participate in a similar mandatory contribution scheme controlled by the German government, which permits employer and employee participation in its administration. In Austria and the United Kingdom, employee liability insurance is funded by the employer. The safety and health issues are integrated into the management systems and all mills of Sappi Fine Paper Europe comply with health and safety legislation and are OHSAS 18001 certified.

        In South Africa, we must comply with a number of laws regulating workers' compensation for injuries and health and safety within the workplace, the most important of which is the Occupational Health and Safety Act and related regulations. Our South African businesses have instituted measurement for evaluating compliance with this legislation. Seven of the eight mills, as well as Sappi Forests, are both OHSAS 18001:1999 and ISO 14001:2004 certified for health and safety management systems and environmental management systems, respectively.

 ORGANIZATIONAL STRUCTURE

        Sappi Limited is the ultimate holding company of the Sappi Group. The following table sets forth significant subsidiaries and joint ventures owned directly or indirectly by Sappi Limited at September 2008.

Name	Trading Name	% Held	Country of Incorporation	Nature of Business
Southern Africa
Sappi Management Services (Pty) Ltd	Sappi Management Services.	100	South Africa	Management services
Sappi Manufacturing (Pty) Ltd	Sappi Manufacturing or Sappi Forest Products or Sappi Fine Paper or Sappi Saiccor or Sappi Kraft or Sappi Forests or Sappi Waste Paper	100	South Africa	Pulp and paper manufacturer and forestry operations
Usutu Pulp Company Ltd	Sappi Usutu	100	Swaziland	Pulp manufacturer and forestry operations
America
S.D. Warren Company	Sappi Fine Paper	100	United States	Pulp and paper manufacturer
Sappi Cloquet LLC	Sappi Fine Paper	100	United States	Pulp and paper manufacturer
Europe
Sappi Alfeld GmbH	Sappi Fine Paper	100	Germany	Pulp and paper manufacturer
Sappi Austria Produktions GmbH and Co KG	Sappi Fine Paper	100	Austria	Pulp and paper manufacturer
Sappi Deutschland GmbH	Sappi Fine Paper	100	Germany	Sales and marketing
Sappi Ehingen GmbH	Sappi Fine Paper	100	Germany	Pulp and paper manufacturer
Sappi Esus Beteiligungsverwaltungs GmbH	Sappi Fine Paper	100	Austria	Holding company
Sappi Europe SA	Sappi Fine Paper	100	Belgium	European head office
Sappi Holding GmbH	Sappi Holding	100	Austria	Holding company
Sappi International SA	Sappi International	100	Belgium	Treasury
Sappi Lanaken NV	Sappi Fine Paper	100	Belgium	Paper manufacturer
Sappi Lanaken Press Paper NV	Sappi Fine Paper	100	Belgium	Pulp and paper manufacturer
Sappi Maastricht BV	Sappi Fine Paper	100	Netherlands	Paper manufacturer
Sappi Nijmegen BV	Sappi Fine Paper	100	Netherlands	Paper manufacturer
Sappi Papier Holding GmbH	Sappi Papier Holding or Sappi Fine Paper	100	Austria	Pulp and paper manufacturer Treasury and holding company
Sappi Trading Pulp AG	Sappi Trading	100	Switzerland	Sales and marketing
Sappisure Försäkrings AB	Sappisure	100	Sweden	Captive Insurance company
Asia
Jiangxi Chenming Paper Co Ltd	Jiangxi Chenming	34	China	Operating Joint Venture

PROPERTY, PLANT AND EQUIPMENT

        For a description of the production capacity of our mills, see "Sappi Fine Paper—Facilities and Operations" and "Sappi Forest Products—Facilities and Operations".

        For a description of the plantations we own or have recently sold, "Sappi Forest Products—Facilities and Operations—Sappi Forests" and "Supply Requirements".

        For a description of our capital expenditures, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

        The following table sets forth the location and use of our principal headquarters, manufacturing and distribution facilities. These facilities are owned unless otherwise indicated.

Location	Use	Approximate Size(1)
Sappi Limited
Johannesburg, South Africa	Sappi Headquarters(2)	15,078 m2
Sappi Fine Paper
Sappi Fine Paper North America
Boston, Massachusetts	Headquarters(3)	34,928 sq ft
Skowhegan, Maine (Somerset mill)	Manufacturing facility: coated paper, softwood and hardwood pulp(4)	2,659 acres
Muskegon, Michigan	Manufacturing facility: coated paper and a warehouse	123 acres
Westbrook, Maine	Manufacturing facility: speciality and release paper and research and development facility(4) Storage and shredding facility	305 acres
Cloquet, Minnesota	Manufacturing facility: coated paper and pulp(4)	1,038 acres
Allentown, Pennsylvania	Coated paper sheeting facility	30 acres
Dayton, New Jersey	Distribution center(5)	14 acres
South Portland, Maine	Shared financial and customer service office(2)	48,433 sq ft
Sappi Fine Paper Europe
Brussels, Belgium	Headquarters(6)	3,836 m2
Gratkorn, Austria	Manufacturing facility: coated paper and pulp	98.8 ha
Maastricht, Netherlands	Manufacturing facility: coated paper and research and development facility	12.8 ha
Nijmegen, Netherlands	Manufacturing facility: coated paper	10.7 ha
Lanaken, Belgium	Manufacturing facility: coated paper and pulp	32.6 ha
Alfeld, Germany	Manufacturing facility: coated paper, uncoated paper and pulp	33.3 ha
Ehingen, Germany	Manufacturing facility: coated paper and pulp	35.7 ha
Blackburn, England	Manufacturing facility: coated paper	36.0 ha
Wesel, Germany	Distribution center(7)	62.1 ha
Sappi Fine Paper South Africa
Enstra, South Africa	Manufacturing facility: uncoated paper and hardwood pulp(8)	582.7 ha
Stanger, South Africa	Manufacturing facility: coated paper, tissue and bagasse pulp(8)	55.4 ha
Adamas, South Africa	Manufacturing facility: uncoated paper and recycled packaging paper	7.2 ha
Sappi Forest Products
Johannesburg, South Africa	Headquarters(9)
Sappi Saiccor
Umkomaas, South Africa	Manufacturing facility: chemical cellulose(8)	159.4 ha

Location	Use	Approximate Size(1)
Sappi Kraft
Ngodwana, South Africa	Manufacturing facility: linerboard, newsprint and kraft pulp	1,282.9 ha
Tugela, South Africa	Manufacturing facility: linerboard, corrugating medium, sackkraft and industrial kraft	914.4 ha
Cape Kraft, South Africa	Manufacturing facility: linerboard and corrugating medium	9.5 ha
Bunya, Swaziland (Usutu Pulp mill)	Manufacturing facility: kraft pulp	45.0 ha
Sappi Forests
Barberton, South Africa (Lomati Sawmill)	Sawmill	24.6 ha

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

(5)
Subject to a lease expiring in 2010.

(6)
Subject to leases expiring in 2016.

(7)
Of the total 62,140 m2, 8,800 m2 is subject to a lease that operates on a year-to-year basis. The remainder of the property is subject to a heritable building right ("Erbbaurecht").

(8)
Substantial assets are leased pursuant to capital lease agreements.

(9)
Included under Sappi Limited headquarters.

Sappi Plantations

Hectares
Owned by us in South Africa	369,000
Leased by us or managed directly in South Africa	10,000
Projects in South Africa (owned and managed by farmers that we indirectly manage through technical advice and support)	90,000
Leased by us in Swaziland	66,000

Total	535,000

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        Not applicable

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion and analysis together with our Group Annual Financial Statements, including the notes, included elsewhere in this Annual Report. Certain information contained in the discussion and analysis set forth below and elsewhere in this Annual Report includes forward- looking statements that involve risk and uncertainties. See "Forward Looking Statements", "Item 3—Key Information—Selected Financial Data", "Item 3—Key Information—Risk Factors", "Item 4—Information on the Company", "Item 10—Additional Information—Exchange Controls" and the notes to our Group Annual Financial Statements included elsewhere in this Annual Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this Annual Report.

        The consolidated financial statements of the Sappi Group including the applicable notes thereto, contained in Item 18 "Financial Statements" of this Annual Report and the consolidated financial information of the Sappi Group contained herein have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

        Our fiscal years operate on a 52 accounting week cycle, except every 6th fiscal year which includes an additional accounting week. Fiscal 2008, 2007 and 2006 operated on a 52 accounting week cycle.

Company and Business Overview

        We are a global company which through acquisitions in the 1990s has been transformed into one of the global market leaders in coated fine paper. Two acquisitions were pivotal in establishing us as a global company, namely the acquisition in 1994 of S.D. Warren Company, now known as Sappi Fine Paper North America, and the acquisition in 1997 of KNP Leykam, now integrated into Sappi Fine Paper Europe. The fine paper acquisitions have been integrated into a single fine paper business, which operates under the name Sappi Fine Paper. On December 31, 2008 we acquired the coated graphic paper business of M-real Corporation. See "Item 4—Information on the Company—Business Overview—The Acquisition of M-real Corporation's Coated Graphic Paper Business". Further opportunities to grow within our core businesses will continue to be evaluated.

        Our group is organized into two operating segments: Sappi Fine Paper and Sappi Forest Products. We also operate a trading network, called Sappi Trading, for the international marketing and distribution of chemical cellulose and market pulp throughout the world and of our other products in areas outside the core operating regions of North America, Europe and southern Africa.

        Sales by source and destination for fiscal 2008, fiscal 2007 and fiscal 2006 were as follows:

	Sales by Source			Sales by destination
	2008	2007	2006	2008	2007	2006
North America	28%	28%	29%	29%	29%	30%
Europe	46%	45%	44%	40%	39%	40%
Southern Africa	26%	27%	27%	15%	15%	15%
Far East and others	—	—	—	16%	17%	15%

Total	100%	100%	100%	100%	100%	100%

        Sappi Fine Paper has a total paper production capacity of 4.4 million tonnes per annum. Our group is one of the global market leaders in the coated fine paper business with a capacity of 3.4 million tonnes of coated fine paper per annum.

        On a historical basis our group was approximately 103% integrated for net pulp usage, and after the Acquired Business our group is 92% integrated on a net pulp basis. This means that while some facilities are market buyers of pulp and others are market sellers, in the aggregate we produce less pulp than we use. By region, the South African operations are net sellers of pulp, Sappi Fine Paper North America produces slightly more pulp than it uses and the European operations are approximately 46% integrated. The expansion of our Saiccor mill in South Africa when fully commissioned will increase pulp production by circa 200,000 tonnes. Approximately 72% of the wood requirements of the South African businesses are from sources either owned or managed by us. Both the North American and European operations are dependent on outside suppliers of wood for their pulp production requirements.

Beneficial Shareholding by Region

        On November 5, 1998, our American Depositary Receipts commenced trading on the New York Stock Exchange. Based on available information, as of September 30, 2008 we believe beneficial shareholding by region is as follows:

	November	September
	2008	2008	2007	2006
North America	17%	17%	21%	30%
Europe & elsewhere	15%	14%	8%	10%
Southern Africa	68%	69%	71%	60%

	100%	100%	100%	100%

Source: Registered addresses and disclosure by nominee companies, excluding the shares owned by a subsidiary of Sappi.

Principal Factors Impacting on Group Results

        Our results of operations are affected by numerous factors. Given the high fixed cost base of pulp and paper manufacturers, industry profitability is highly sensitive to changes in sales prices. Prices are significantly affected by changes in industry capacity and output levels, customer inventory levels and cyclical changes in the world economy. Profitability in the industry is, however, also influenced by factors such as sales volume, the level of raw material, energy, chemicals and other input costs, exchange rates, and operational efficiency.

        The principal factors that have impacted the business during the financial periods presented in the following discussion and analysis and that are likely to continue to impact the business are:

  (a)
  New acquisitions, expansions, restructuring, cost-reduction initiatives, our ability to maintain and continuously improve operational efficiencies and performance, and other significant factors impacting costs;

  (b)
  Cyclical nature of the industry and its impact on sales volume;

  (c)
  Movement in market prices for products and for raw materials and other input costs of manufacturing; and

  (d)
  Sensitivity to currency movements and inflation rates.

        Because many of these factors are beyond our control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Acquisitions, Expansions, Restructurings and Cost-reduction Initiatives

        We continually evaluate the performance of our assets by maintaining a focus on profitability and we actively manage our asset base on a regional basis, including by directing or closing non-performing assets and by pursuing an investment policy that is focused on high-return projects. Some of these recent investments include the following:

Completion of the Sappi Saiccor expansion project

        In August 2006, we announced the expansion of the capacity at our Saiccor mill in South Africa, where chemical cellulose products are produced. The capacity of the mill was approximately 600,000 tonnes per annum. The expansion has increased capacity to approximately 800,000 tonnes per annum. Originally scheduled for completion in the first half of calendar 2008, the project has been subject to delays and cost increases. The increased capacity came on-line in September 2008 and the plant is expected to be fully operational by mid February 2009. As a result of the rapid decline in demand for chemical cellulose experienced since November 2008, we are not utilizing all of the additional capacity at present and are curtailing production in certain elements of the old plant while utilizing the new plant to improve efficiencies.

Blackburn mill closure and cessation of production from PM 5 at Maastricht mill

        In August 2008 we announced that we had undertaken a review of our European production activities in response to overcapacity and significant input cost pressure, and in accordance with our strategy of maintaining an efficient asset base. In that context, we reached an agreement with labor representatives at our Blackburn mill on September 22, 2008, pursuant to which the mill closed on November 12, 2008 as no buyer could be found before that date. Production at the Blackburn mill stopped on October 17, 2008. On December 19, 2008 we also ceased production from PM 5 at our Maastricht mill. As a result of the closure of our Blackburn mill and upon cessation of production from PM 5 at our Maastricht mill, our coated graphic fine paper capacity will be reduced by 190,000 tonnes. Profitable products will be moved to other facilities in Europe. See "—Mill Closures, Acquisitions, Dispositions, Impairment and Joint Venture".

Acquisition of M-real Corporation's coated graphic paper business

        On December 31, 2008, we acquired the coated graphic paper business from M-real Corporation. See "Item 4—Information on the Company—Business Overview—The Acquisition of M-real Corporation's Coated Graphic Paper Business" and "Item 3—Key Information—Risk Factors—Risks Related to the Acquisition of the Coated Graphic Paper Business Acquired from M-real Corporation".

Markets

        The markets for pulp and paper products are cyclical, with sales prices significantly affected by factors such as changes in industry capacity and output levels, customer inventory levels and changes in the world economy. The pulp and paper industry has often been characterized by periods of imbalances between supply and demand, causing prices to be volatile. Prices also vary significantly by geographic region and product. Coated fine paper, our core product used for many types of publications, is susceptible to the highly cyclical advertising market, a major driver in our business.

        Worldwide economic conditions have recently experienced a significant downturn, resulting in significant recessionary pressures and lower business and consumer confidence. As a result, although the full impact of the downturn may not occur until later in the year, we may experience a slowing in demand in all our major markets and downward pressure on pricing in many markets, which could adversely affect our business and financial condition.

        In anticipation of slowing demand, during December 2008 we took production downtime and we will consider taking further downtime in fiscal 2009 to balance supply and demand.

Coated Fine Paper

        Coated fine paper demand from fiscal 2006 to fiscal 2008 increased due to the upswing in world economic growth and resultant increase in advertising activities. The increase in coated fine paper demand continued during the first half of fiscal 2008, but global demand started to decline during the remainder of fiscal 2008 due to a slowdown in the global economy. Coated fine paper demand declined rapidly in our major markets during our first fiscal quarter of 2009 as major economies continued to slow down.

Global Coated Fine Paper Market Balance

Source: EMGE.

        The global demand to capacity ratio for coated fine paper increased to approximately 95% in fiscal 2007 and further increased to approximately 98% during fiscal 2008. No increases in industry capacity in Europe and North America were discernible during this period, with companies reluctant to undertake major new capital projects in these regions due to the poor returns being achieved. Despite global overcapacity, high Asian demand growth rates and availability of funding led to significant coated fine paper capacity additions between fiscal 2000 and fiscal 2008 in Asia, particularly in China. Announced closures of coated fine paper production capacity of approximately 1.2 million tonnes in Europe are expected to positively affect the supply / demand balance in Europe during 2009, which balance will also be impacted by the economic slowdown.

        In North America the tight supply / demand conditions existed in fiscal 2006 as inventory throughout the supply chain dropped, giving rise to price increases. In total, North American apparent consumption grew by 8.6% in fiscal 2006 but declined by 7.2% in fiscal 2007. Apparent consumption further declined by 11% during fiscal 2008, as compared to the corresponding period in 2007. The decreases in apparent consumption during fiscal 2007 and fiscal 2008 were due to a decrease in advertising activities and printer consumption; the decreases being partly offset by a significant reduction in imports. Imports of coated fine paper into the United States decreased by approximately 22% during fiscal 2007 compared to fiscal 2006 mainly due to a reduction in Chinese imports of coated fine paper following the imposition of countervailing import duties placed on certain Asian producers by the US Department of Commerce. The relative weakness of the US$ also made imports less attractive, supporting demand for local products. These significant decreases in coated fine paper imports were largely due to Chinese coated fine paper imports being reclassified as coated groundwood paper in late calendar 2007. As a result, such imports are accounted for statistically as coated groundwood paper rather than coated fine paper. These countervailing import duties were abolished during 2008, but the classification of Chinese coated paper imports as coated groundwood paper continued. Coated fine paper prices in North America increased during fiscal 2008 compared to fiscal 2007, with the largest increase of approximately 12% being in the grade that represents the largest end use of coated fine paper, Number 3 60lb rolls. The decline in coated fine paper demand in North America post our fiscal year end, has been and is expected to continue to put pressure on sales volumes and selling prices.

        In Europe, demand for coated fine paper was flat in fiscal 2008 as compared to fiscal 2007. Demand grew by 1.4% in fiscal 2007 and 2.3% in fiscal 2006. Capacity utilization, including exports, was high in fiscal 2007 and fiscal 2008. Despite relatively flat demand year-on-year and sharp increases in input costs, attempts to increase prices in the European market in fiscal 2007 and in fiscal 2008 were unsuccessful due to intense competition and persisting over-capacity. However, a small increase in coated fine paper prices of approximately 1% occurred during September 2008. Although the relative weakness of the US$ versus the Euro made exports less attractive compared to regional sales, exports from Europe grew by 3.7% in fiscal 2008 compared to fiscal 2007. Demand for coated fine paper showed a decline post our fiscal year end compared to fiscal 2008 due to continued weakness in European economies.

        The graph below reflects apparent consumption for the United States and Europe. Apparent consumption is consumption as indicated by mill sales volumes, which ignores the impact of customer inventory and the reclassification of imports. The sales volume to customers is used as the indicator of demand, with the difference between apparent and real demand being the movement in inventories.

US and European Apparent Consumption of Coated Paper

Source: AF&PA & Cepifine.
US short tonnes converted to tones.

        The price history for benchmark coated woodfree grades in North America and Europe is shown in the following chart:

US and European Apparent Consumption of Coated Paper

Source: RISI (Resource Information System Inc).

        Prices are list prices. Actual transaction prices could differ.

Coated Fine Paper—North America

        Sappi Fine Paper North America's average price realized in fiscal 2008 increased by US$ 68 per short ton, to US$ 1,071, as compared to fiscal 2007. These increases were due to a weaker US dollar, reduced supply and a sales and marketing strategy that was more focused on price levels. Sappi Fine Paper North America's average price realized decreased by US$ 6 per short ton to US$ 1,003 per short ton in fiscal 2007 compared to fiscal 2006, mainly due to competitive import price pressure and changes in product mix. In fiscal 2006, prices in North America decreased to US$ 1,009 per short ton from US$ 1,017 per short ton in fiscal 2005.

Coated Woodfree Paper—Europe

        Prices in Europe, in the local currency, decreased in fiscal 2008 (€ 709 per tonne) compared to fiscal 2007 (€ 722 per tonne), mainly due to increased competition in the market. Despite sharp input cost increases and capacity closures during fiscal 2007, prices in Europe, in the local currency, were relatively flat in fiscal 2007 (€ 722 per tonne) compared to fiscal 2006 (€ 724 per tonne), but significantly lower than fiscal 2005 (€ 732 per tonne). Sales prices in Europe are impacted by the movement in the US$ / Euro exchange rate as explained in more detail in the analysis of sales development by region contained in "Operating and Financial Results—Sales".

Coated Magazine Paper—Europe

        European deliveries of coated magazine paper increased by 1.5% in fiscal 2008 compared to fiscal 2007, while average market prices for coated magazine paper in Europe increased by 4.4%. In fiscal 2007, deliveries by producers of coated magazine paper increased approximately 2.3%. The price development in Europe was unfavorable for coated magazine paper, decreasing by 3.2% compared to fiscal 2006. In fiscal 2006, deliveries by European producers increased by approximately 0.8%, compared to fiscal 2005, primarily due to increased exports to markets outside Europe. Average market prices in Europe increased by approximately 0.7%. The strengthening of the euro against the US dollar depressed the euro-equivalent selling prices for exports.

Pulp

        The average NBSK prices for fiscal 2008, fiscal 2007 and fiscal 2006 were US$ 876, US$ 764 and US$ 643 per tonne, respectively. High pulp demand during fiscal 2007 resulted in the continued increase of pulp prices. The pulp demand during the latter part of fiscal 2007 and for most of fiscal 2008 remained high as none of the usual seasonal decreases occurred. Pulp demand and prices started decreasing during the latter part of fiscal 2008. Both pulp demand and prices continued to decline post our fiscal year end.

        Since we sell roughly as much pulp as we purchase, fluctuations in market pulp prices have a marginal direct impact on our overall profitability. At a divisional level, pulp prices do, however, affect profitability since Sappi Fine Paper Europe is a net buyer of hardwood pulp and Sappi Forest Products is a net seller of hardwood pulp.

        The price of NBSK and Bleached Hardwood Kraft pulp (BHKP) is depicted in the following chart:

PIX Benchmark Pulp Prices

Source: PIX (Index from Foex Indexes Ltd).

        Chemical cellulose accounts for the majority of our third-party pulp sales. The chemical cellulose produced at our Saiccor mill in South Africa is used principally as an input in the production of various textiles and acetate flake used in the manufacturing of acetate tow for cigarette filter tips. The movement in price of certain chemical cellulose grades is linked to the price of NBSK. Higher technical specifications allow chemical cellulose to typically trade at a premium to NBSK. BHKP generally sells at a lower price than NBSK. We maintained volumes during fiscal 2006 and fiscal 2007. While demand for chemical cellulose remained strong during the fiscal 2008, sales during that period were at a lower level as compared to the prior year, primarily as a result of a shortfall in production volumes. Since November 2008 we have experienced a rapid decline in demand for chemical cellulose. Prices in US$ have steadily increased year on year from fiscal 2006 to fiscal 2008. NBSK prices have declined from US$ 858 per metric tonne at the end of our 2008 fiscal year to US$ 615 per metric tonne in January 2009. Significant competitive sources of chemical cellulose supply were recently removed from the industry when Weyerhauser closed its 140,000 tonnes per annum Cosmopolis plant in September 2006 and the RGM mill in Indonesia (P.T. Toba) converted production from chemical cellulose to paper grade pulp in May 2008. The capacity of the RGM mill is 180,000 tonnes per annum. In addition the Baikalsk mill in Russia (90,000 tonnes per annum) switched to producing unbleached kraft pulp during 2008 and the Borregaard mill in Switzerland (120,000 tonnes per annum) announced that it would close in December of 2008. These closures are balanced by the start-up of an additional 250,000 tonnes per annum by the Bahia pulp mill in Brazil, the conversion of the AV Nackawic mill in Canada (180,000 to 200,000 tonnes per annum) to chemical cellulose and the increase in capacity at our Saiccor mill by 200,000 tonnes per annum.

Currency Fluctuations

        The principal currencies in which our subsidiaries conduct business are the US dollar (US$), Euro and South African Rand (ZAR). Although the reporting currency is the US$, a significant portion of the Group's sales and purchases are made in currencies other than the US$. In Europe and North America, sales and expenses are generally denominated in Euro and US$, respectively; however, pulp purchases in Europe are primarily denominated in US$. In South Africa, costs incurred are generally denominated in ZAR, as are local sales. Exports from the South African businesses to other regions, which in local currency represented approximately 43% of net sales in fiscal 2008 (fiscal 2007: 47%), are denominated primarily in US$.

        The appreciation of the ZAR or the Euro against the US$ tends to diminish the value of exports from South Africa and Europe in local currencies, while depreciation of these currencies against the US$ has the opposite impact. Since expenses are generally denominated in local currencies, the depreciation of the US$ has a negative effect on gross margins on exports and such domestic sales which are priced relative to international US$ prices. The appreciation of the US$ has the opposite impact. The Group's consolidated financial position, results of operations and cash flows may be materially affected by movements in the exchange rate between the US$ and the respective local currencies to which subsidiaries are exposed. The principal currencies in which subsidiaries conduct business that are subject to the risks described in this paragraph are the Euro and ZAR. The following table depicts the average and year end exchange rates for the ZAR and Euro against the US$ used in the preparation of our financial statements in fiscal 2008, fiscal 2007 and fiscal 2006:

	Average rates			Closing rates
Exchange rates	2008	2007	2006	2008	2007	2006
US$ / ZAR	7.4294	7.1741	6.6039	8.0751	6.8713	7.7738
US$ / EUR	1.5064	1.3336	1.2315	1.4615	1.4272	1.2672

Source: St. Louis Federal Reserve Bank.
US$ 1 = ZAR, US$ 1 = EUR.

        The profitability of certain of our South African operations are directly dependent on the ZAR proceeds of their US$ exports. Prices in the local South African market are also influenced by pricing of foreign currency imports.

        The translation of our annual results into the presentation currency (US$) from local currencies tends to distort comparisons between financial periods when currencies are volatile. The Euro strengthened substantially against the US$ to an average of US$ 1.51 / Euro in fiscal 2008, (from an average US$ 1.33 / Euro in fiscal 2007 and US$ 1.23 / Euro in fiscal 2006) while the ZAR weakened on average against the US$ to ZAR 7.43 / US$ in fiscal 2008 (from an average of ZAR 7.17 / US$ in fiscal 2007 and an average of ZAR 6.60 / US$ in fiscal 2006). The net impact of these currency movements increased reported sales in US$ by US$ 259 million in fiscal 2008 and US$ 61 million in fiscal 2007. This impacts the currency translation effects on our historic results of operations and are described in "Operating Results—Sales" and "Operating expenses".

 Inflation and Interest Rates

        The graph below summarizes the South African inflation and interest rates, as well as the South African Reserve Bank lending rate (repo rate).

South African Inflation and Interest Rates

Source: Standard Bank South Africa.

        In the US and Europe inflation rates were relatively stable in recent years, and accordingly had a lesser impact on our North American and European businesses. Please see table below depicting the fiscal period average United States 3 month Libor.

United States 3 Month Average Libor

        The fiscal period average three-month Euribor interest rate in Europe is depicted below. The relatively low interest rates in the United States and Europe continue to represent a significant interest rate differential when compared to South Africa's 11% repurchase rate as determined by the SARB, and could result in further short-term strengthening of the ZAR.

        With regard to interest rate swaps, hedge accounting is permitted when the hedging relationship between the hedging instrument and the underlying debt meets the relevant requirements of IFRS. For example, the Group has entered into hedging relationships to swap the fixed rate on its public bonds to a variable rate.

European 3 Month Euribor

        The group is exposed to interest rate risk as it borrows funds at both fixed and floating interest rates. The group monitors market conditions and may utilize approved interest rate derivatives to alter the existing balance between fixed and variable interest rate loans in response to changes in the interest rate environment. Hedging of interest rate risk for periods greater than one year is only allowed if income statement volatility can be minimized by means of hedge accounting, fair value accounting or other means.

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

        For further information, see note 30 to our Group Annual Financial Statements included elsewhere in this Annual Report for a detailed explanation.

South African Economic and Political Environment

        Sappi Limited is a public company incorporated in South Africa. We have significant operations in South Africa, which accounted for 27% of our net sales in fiscal 2007 and 25% of our net sales in fiscal 2008. See "Operating Results—Overview—Operating Profit / (Loss)" for the proportion of South African operating profit to total profit.

        South Africa features a highly developed, sophisticated "first world" infrastructure at the core of its economy. Econometrix, a provider of economic analysis and forecasting for the South African economy, forecasts the South African GDP to grow by 3.4% and 2.4%, respectively, in calendar 2008 and calendar 2009. South Africa's long-term foreign currency investment ratings have remained constant over the last year with a BBB+ (investment grade) from Standard & Poor's Rating Service (S&P) and Fitch. On November 12, 2008 Fitch changed its outlook on the country's creditworthiness from stable to negative. Exchange controls regulations have not been amended during fiscal 2008 South African companies remain subject to restrictions on their ability to raise and deploy capital outside of the southern African Common Monetary Area. (See "Item 10—Additional Information—Exchange Controls").

        South Africa completed 14 years of democracy in calendar 2008; however, the country continues to face challenges in overcoming substantial differences in levels of economic and social development among its people. Access to land, poverty, unemployment, crime and a growing prevalence of HIV / AIDS are some of the social and economic factors that affect businesses operating in this country.

        The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. This process is expected to continue for many years. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues. The total number of land claims against us is 64, of which 27 are in Mpumalanga and 37 are in KwaZulu-Natal. Four of these claims are in the process of being settled in KwaZulu-Natal. The remaining claims have not been finalized and are still under investigation by the Regional Land Claims Commissioner.

        The southern African region has one of the highest infection rates of HIV / AIDS in the world. In 1992, we started a program to address the effects of HIV / AIDS and its impact on our employees and our business. Our aim is to ensure that our program prevents new infections and to treat the HIV / AIDS positive employees. Each operating unit has an elected HIV / AIDS committee and a workplace HIV / AIDS prevention program which are adapted to suit the needs of each particular business unit and to ensure that they are active owners and managers of their programs. Each Sappi operation in southern Africa has also identified the relevant role players in their geographical area and is working with them on the implementation of a comprehensive HIV / AIDS program, eliminating duplication and making optimum use of relevant resources through private-public partnerships. To ensure that our program remains current, we are members of the Global Business Coalition on HIV / AIDS (GBC) and of the South African Business Coalition against HIV / AIDS (SABCOHA). The GBC is a global partnership and SABCOHA is a national partnership focused on developing an integrated strategy for dealing with HIV / AIDS.

        Following two previous anonymous, voluntary prevalence tests, a third comprehensive voluntary study was initiated in 2007 in all of our southern African operations. Based on a participation rate of greater than 80%, at the locations tested, we estimate that the overall infection rate in our southern African operations is approximately 14%, which is well below the national average. Similar studies conducted in 2008 confirmed an infection rate of approximately 14%.

        Our HIV / AIDS response strategy places special emphasis on testing and counseling to ensure that staff is informed with regard to their HIV / AIDS status to enable them to make informed decisions as to their life choices. Since August 2002, our medical care for employees has included treatment to prevent mother to child transmission. Anti-retroviral treatment has been offered to HIV-infected permanent employees from the beginning of 2003. More recently, special focus has been given to the identification of the environmental risks that could lead to an increase in the prevalence of HIV in the company. We have also extended our voluntary counseling and testing (VCT) programs, and are offering an HIV test to every employee who visits the clinics for a medical examination. We estimate that approximately 50% of our employees that are HIV / AIDS positive participate in our HIV / AIDS management program, which is an improvement on the prior year's participation rate.

        The government and organized business have taken a number of steps in recent years to increase the participation of Black people in the South African economy. To this end, the Employment Equity Act (No. 55 of 1998), the Skills Development Act (No. 97 of 1998) and the Preferential Procurement Policy Framework Act (No. 5 of 2000) were promulgated. The Broad-Based Black Economic Empowerment Act (No. 53 of 2003) has formalized the country's approach to distributing skills, employment and wealth more equitably between races and genders. Broad-Based Black Economic Empowerment (BBBEE) focuses on increasing equity in ownership, management and control of businesses, and improving Black representation in all levels of employment. It also promotes the development of skills within a business, the nurturing of Black entrepreneurship through preferential procurement and enterprise development, and the uplifting of communities through social investment.

        More recently, our South African businesses have actively participated in the drafting of a transformation charter for the South African forestry industry. This charter sets the objectives and principles for BBBEE, and includes the scorecard and targets to be applied within the industry, as well as certain undertakings by government and private sector (or South African Forestry Companies) to assist the forestry industry to achieve its BBBEE targets. This Forestry Charter has been signed in May 2008 but has not been gazetted (although the draft forestry sector code was issued for public comment within a period of 60 days under section 9(5) of the Broad-Based Black Economic Empowerment Act on December 5, 2008). Until such time as it is formally gazetted as a Transformation Charter and Sector Code in terms of sections 10 and 12 of the Broad-Based

Black Economic Empowerment Act (No. 53 of 2003), the South African business will continue to be evaluated against the generic BBBEE scorecard, based on guidelines set out in the Codes of Good Practice published by the Department of Trade and Industry.

        In 2006, we achieved an overall BBBEE rating of BBB as verified by Empowerdex, a leading external BBBEE rating agent. In February 2007, the BBBEE scorecard as set out in the Codes of Good Practice published by the Department of Trade and Industry was streamlined and simplified without affecting their intended objectives. The South African businesses' BBBEE scorecard was evaluated in December 2007. Based on this revised generic BBBEE scorecard, we achieved an overall BBBEE status of a "level seven contributor" (B rating) with preferential procurement recognition level of 50%. As a result, 50% of the value of all purchases from our South African businesses qualify as preferential procurement spend in a customer's BBBEE scorecard. New BBBEE targets have been set for 2010 and 2013. In addition to the generic scorecard, the Forestry Charter will set out further qualifying criteria for companies associated with the forestry industry.

        We will consider and are pursuing empowerment transactions where our empowerment partners add to the value of our business and meet our empowerment criteria.

        The representation of Black people, particularly Black women, in management and all levels of employment within the company is a focus within the organization, driven by employment equity targets set in each occupational category. Skills development initiatives, particularly programs aimed at improving management and leadership skills, are geared to meet these targets. Where practical, we purchase goods and services from Black-owned businesses and seek opportunities to develop future Black vendors. We are committed to the support of our Project Grow, which is an initiative with local communities using their land for plantations while training them in the core principles of forestry management. This is achieved through financial and technical input, as well as by providing a secure market during the start-up phase of these small tree farming enterprises. This initiative has been extended to encourage aspirant tree farmers who wish to undertake forestry activities on a larger scale. We have a number of enterprise development initiatives and have established programs to train new entrepreneurs. These initiatives involve the transfer of business skills, technical assistance, financial support and preferential payment terms to assist new enterprises to enter the market. We have a history of investment in the communities in which we operate. Initiatives to promote education, health and welfare, arts and culture, and rural and community development, amongst others, are regularly undertaken.

        The South African constitution guarantees ownership rights of assets, and it is the stated intent of the constitution that transfer of ownership will occur at market prices. It should be noted that BBBEE equity participation need not necessarily occur at the corporate level, and can be effected at divisional, business unit or lower levels. Because the BBBEE Act sets forth a framework for plans rather than specific requirements or goals, it is not possible to predict whether or how our business or assets may be impacted.

        For further information, see "Item 4—Information on the Company—History and Development of the Company" and "Item 3—Key Information—Risk Factors—Risks Related to Our Industry—The cost of complying with environmental regulation may be significant to our business".

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

        For further information, see "Item 4—Information on the Company—Environmental and Safety Matters".

 Operating Results

Financial Condition and Results of Operations

        The operations of Sappi (The Group) are organized into two main business segments and Corporate:

  I.
  Sappi Fine Paper, which consists of Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Fine Paper South Africa; and

  II.
  Sappi Forest Products consists of Sappi Kraft (Kraft), Sappi Saiccor (Saiccor) and Sappi Forests (Forests). Kraft and Saiccor are jointly referred to as the Pulp and Paper business of Sappi Forest Products and Forests comprises the forests business for purposes of this discussion and analysis. The volume, revenue and cost relationship within the Forests business is substantially different to that of the pulp and paper business.

  III.
  Corporate includes all other non manufacturing and trading sectors of the business not included above.

        The analysis and discussion which follows should be read in conjunction with our Annual Financial Statements included elsewhere in this Annual Report.

  Overview

        This is an overview of the Group's operating which is intended to provide context to the discussion and analysis which follow. General trends are being highlighted with detailed discussion and analysis to be dealt with in separate sections below. The key indicators of the group's operating performance are:

	2008	2007	2006
	US$ million (except for share amounts)
Key figures
Sales	5,863	5,304	4,941
Operating profit	314	383	125
Basic EPS (US cents)	45	89	(2)

        The factors impacting operating profit, which will be dealt with in greater detail later in this discussion, are as follows:

        Segment contributions to operating profit are as follows:

	2008			2007			2006
		Variance			Variance
	US$ million			US$ million			US$ million
		Value	%		Value	%
Operating Profit / (Loss)
Fine Paper
North America	92	70	318	22	38	—	(16)
Europe	(64)	(152)	(173)	88	115	—	(27)
South Africa	6	(3)	(33)	9	15	—	(6)

Total Fine Paper	34	(85)	(71)	119	168	—	(49)
Forest Products	273	9	3	264	89	51	175
Corporate	7	7	—	—	1	—	(1)

Total	314	(69)	(18)	383	258	206	125

        Operating profit in fiscal 2008 has been adversely affected by impairment charges (US$119 million) and restructuring charges (US$ 41 million), partly offset by a favorable plantation fair value price adjustment (US$ 120 million). The impairment and restructuring charges relate to closure of the Sappi Fine Paper Europe Blackburn mill and Maastricht PM5, as well as the impairment of the Usutu mill in southern Africa. Excluding the impact of these items operating profit showed a significant improvement year on year. The improvement came from improved sales (US$ 559 million), partly offset by increased operating costs excluding impairments and restructuring (US$ 501 million).

        Operating profit in fiscal 2007 was favorably impacted by the significantly improved performances in all segments of the business. The major contributor to the improved performance was the improvement in sales, partly offset by some cost escalations. Variable costs have been adversely impacted by escalating commodity prices, particularly, energy and the impact of the exchange rate on the translation into US$. Fiscal 2007 was also impacted by the profit on sale of the Nash property (US$ 26 million).

        Fiscal 2006 was favorably affected by the reversal of impairment (US$ 31 million) at Forest Products and post employment restructuring credits (US$ 28 million), partly offset by a provision for restructuring (US$ 40 million) at Sappi Fine Paper Europe relating to the restructuring of post-employment benefit funds.

        Movements in the sales, variable cost and fixed cost components of operating profit are explained below. Items not dealt with in separate sections are as follows:

        Plantation fair value:    This relates to the fair value adjustment of the timber assets of the Forestry operation of Forest Products. The movement on this item is mainly impacted by timber selling prices, cost associated with standing timber values and harvesting and delivery, the estimated growth rate or annual volume changes and discount rates applied. The parameters applied are all market related. The impact was positive US$ 120 million in fiscal 2008, positive US$ 54 million in fiscal 2007 and positive US $ 34 million in fiscal 2006.

        Impairment:    In fiscal 2008 operating profit has been adversely impacted by the restructuring of the Sappi Fine Paper Europe operations with the closure of Blackburn mill (US$62 million) and Maastricht PM5 (US$16 million), and impairment of the Forest Products Usutu mill (US$37 million). In total, the impairment charges were US$ 119 million and restructuring charges were US$ 41 million. During fiscal 2006, Forest Products, due to the improved performance of the Usutu mill, reversed the impairment of the mill resulting in a credit to profit of US$ 40 million.

        Sale of Nash:    The Sappi Fine Paper Europe Nash mill was closed in May 2006 and the operations were transferred to other operations in the Group. The mill property was sold during fiscal 2007, and a profit of US$ 26 million was realized.

        Fire and flood damage:    During fiscal 2008 and fiscal 2007 Forest Products experienced devastating fires across a wide area of afforested land and some flooding at the Saiccor mill. The cost of damages was US$ 11 million and US$ 17 million in fiscal 2008 and in fiscal 2007, respectively.

 Sales

  Group

        Sales improvement has been a major contributor to the improved profitability from fiscal 2006 to 2008. Sales have increased from US$ 4,941 million in fiscal 2006 to US$ 5,304 million in fiscal 2007 and US$ 5,863 million in fiscal 2008. The three factors impacting sales are volume, price and exchange rate. The South African and European businesses transact in ZAR and Euro respectively, but the results of their operations are translated into US$ for reporting purposes. The movement in the exchange rate from local currency to US$ during periods of high volatility significantly impacts reported results from one period to the next. Movements in exchange rates impacted sales positively by US$ 259 million and US$ 61 million in fiscal 2008 and fiscal 2007, respectively. An analysis of the drivers of sales movements may be presented as follows:

	2008			2007			2006
		Variance			Variance
Sales Volume	Volume	Volume	%	Volume	Volume	%	Volume
	Metric Tonnes ('000)
Fine Paper
North America	1,553	47	3	1,506	80	6	1,426
Europe	2,546	53	2	2,493	43	2	2,450
South Africa	339	(11)	(3)	350	22	7	328

Total Fine Paper	4,438	89	2	4,349	145	3	4,204

Forest Products
Pulp & Paper	1,419	(65)	(4)	1,484	14	1	1,470
Forestry	994	(36)	(3)	1,030	(495)	(32)	1,525

Total Forest Products	2,413	(101)	(4)	2,514	(481)	(16)	2,995

Total	6,851	(12)	—	6,863	(336)	(5)	7,199

	2008			2007			2006
		Variance			Variance
				US$ million			US$ million
Sales Value	US$ million	Value	%		Value	%
Fine Paper
North America	1,664	153	10	1,511	72	5	1,439
Europe	2,720	333	14	2,387	193	9	2,194
South Africa	380	22	6	358	33	10	325

Total Fine Paper	4,764	508	12	4,256	298	8	3,958

Forest Products
Pulp & Paper	1,023	44	4	979	83	9	896
Forestry	76	7	10	69	(18)	(21)	87

Total Forest Products	1,099	51	5	1,048	65	7	983

Total	5,863	559	11	5,304	363	7	4,941

        After market share declines in fiscal 2006 Sappi Fine Paper Europe and Sappi Fine Paper North America experienced volume increases as market conditions improved slightly and market share was regained in fiscal 2007 and fiscal 2008. Forest Products experienced declines in pulp and paper volumes in fiscal 2006 resulting from import substitution on the back of a much stronger local currency. In fiscal 2007, import substitution was less evident as the local currency had weakened against the US$, making import substitution less attractive. Sappi Fine Paper South Africa experienced local market dynamics similar to Forest Products with import substitution being a major threat. Production output difficulties at Kraft and the Saiccor expansion impacted Forest Products sales volumes adversely in fiscal 2007 and fiscal 2008. The 2007 decline in external timber sales volumes reflects efforts to reduce these sales in order to protect timber stocks in anticipation of the increased internal demand that will occur when the Saiccor upgrade is at full capacity.

        In fiscal 2008 sales in US$ increased (US$ 559 million) mainly due to price increases (US$ 258 million) at Sappi Fine Paper North America and in South Africa and the impact of the exchange rate movements on the translation (US$ 259 million) of the Sappi Fine Paper Europe sales into US$, partly offset by the impact of the declining ZAR against the US$ on the translation of the South African sales into US$. Forest Products sales benefited from the increased international pulp price. The positive volume growth (US$ 42 million) in Europe and North America was partly offset by volume declines in South Africa for the reasons explained above. In fiscal 2007, sales increased by US$ 363 million compared to fiscal 2006. This increase was due to a combination of increases in volume (US$ 123 million), at Fine Paper and Forest Products pulp and paper, price (US$ 179 million) and the currency translation (US$ 61 million) effect of sales in Euro and ZAR into US$, which is the presentation currency. The translation of the South African sales was adversely affected by the weakening of the ZAR against the US$ and the Euro sales of Sappi Fine Paper Europe were positively impacted by the weakening of the US$ against the Euro. The table below shows the impact of volume, price and exchange rates on the Group's sales in fiscal 2008 and fiscal 2007 when compared to the previous year:

	2008				2007				2006
Sales Variance Analysis vs. Previous Year	Volume	Price	Exchange Rate	Total	Volume	Price	Exchange Rate	Total	Volume	Price	Exchange Rate
	US$ million
Fine Paper
North America	47	106		153	81	(9)		72	(7)	(12)
Europe	51	(30)	312	333	39	(28)	183	194	21	(5)	(61)
South Africa	(11)	47	(14)	22	22	41	(31)	32	11	10	(19)

Total	87	123	298	508	142	4	152	298	25	(7)	(80)

Forest Products
Pulp & Paper	(43)	123	(36)	44	9	159	(85)	83	(55)	95	(52)
Forestry	(2)	12	(3)	7	(28)	16	(6)	(18)	(11)	13	(5)

Total	(45)	135	(39)	51	(19)	175	(91)	65	(66)	108	(57)

Total	42	258	259	559	123	179	61	363	(41)	101	(137)

  Sappi Fine Paper North America

        Improving market conditions, particularly the reduced threat of imports from Asia, have allowed Sappi Fine Paper North America to improve its market share thereby increasing volumes and achieving price increases in fiscal 2008. The average price realized in fiscal 2008 increased to US$ 1,071 / tonne after decreasing to US$ 1,003 per tonne in fiscal 2007 from US$ 1,009 per tonne in fiscal 2006 due to continued market pricing pressure. The major contributor to improved sales is volume resulting from market share gain in fiscal 2008 and fiscal 2007. Volumes in fiscal 2006 were adversely affected by declines in market share due to increased competition and import substitution. There is no exchange rate impact as the transactional currency is the same as the presentation currency (US$).

  Sappi Fine Paper Europe

        In fiscal 2008, Sappi Fine Paper Europe experienced improved volumes (US$ 51 million) as it continued to regain market share which, together with the impact of the strengthening of the Euro against the US$ (US$ 312 million) on the translation of sales into US$, partly offset by a reduction in prices (US$ 30 million), resulting in increased sales of US$ 333 million. Average prices realized in US$ terms in fiscal 2008 were US$ 1,068 per tonne compared to US$ 957 per tonne in fiscal 2007, and US$ 896 per tonne in fiscal 2006. Pricing at Sappi Fine Paper Europe has been under pressure since fiscal 2005 due to strong competition for market share largely due to the weakening of the US$ against the Euro and overcapacity in the market. The US$ on average weakened to US$ 1.51 / Euro in fiscal 2008 from US$ 1.33 / Euro in fiscal 2007 and US$ 1.23 / Euro in fiscal 2006. Volumes declined in fiscal 2006 due to loss of market share resulting from attempts to improve pricing. Recently announced industry consolidation initiatives in Europe, as was the case for similar initiatives implemented in North America, may contribute to addressing the capacity imbalances which are adversely impacting the sustainability of the industry.

   Sappi Fine Paper South Africa

        Sales increased 6% in fiscal 2008, as compared to a 10% increase in fiscal 2007, due mainly to price increases (US$ 47 million), which were partly offset by a decrease in volumes (US$ 11 million) and an adverse exchange rate impact (US$ 14 million). The average price realized at Sappi Fine Paper South Africa in US$ terms in fiscal 2008 increased to US$ 1,121 / tonne from US$ 1,023 per tonne in fiscal 2007, as compared to US$ 991 per tonne in fiscal 2006. In fiscal 2008 the average price in ZAR increased 13% compared to fiscal 2007. During 2006 the region experienced pricing pressure due to import substitution as a result of the strength of the ZAR against the US$. In 2007 the ZAR weakened, lessening the threat of import substitution and creating a favorable climate for price increases. The ZAR weakened to an average of ZAR 7.43 / US$ in fiscal 2008 from ZAR 7.17 / US$ in fiscal 2007 and ZAR 6.60 / US$ in fiscal 2006. The region experienced an adverse impact on the translation of its results into the presentation currency (US$) due to the impact of the exchange rate movements. Volumes declined by 3% in fiscal 2008.

  Forest Products

        Timber volumes at Forest Products declined as the business was reducing external sales in order to conserve and build timber supply inventories in anticipation of the completion of the Saiccor upgrade. A major determinant of pricing in the Forest Products businesses is the NBSK price. The NBSK prices of US$ 863 per tonne and US$ 858 per tonne at the close of fiscal 2008 and fiscal 2007, respectively, were at historical highs which had a positive effect on sales pricing. NBSK prices have declined from US$ 858 per metric tonne at the end of our 2008 fiscal year to US$ 615 per metric tonne in January 2009. This decline had a negative effect on sales pricing. Hardwood Pulp sales which form a major portion of Kraft sales, are also experiencing favorable pricing, reaching US$ 817 per tonne and US$ 720 per tonne at the end of fiscal 2008 and 2007 respectively. The local sales are also benefiting from the weaker ZAR to the US$ which is reducing import substitution and improving both local pricing and volumes. The commercial benefit achieved as a result of the relatively weaker ZAR was slightly offset by an adverse impact on the translation of its financial results into the presentation currency (US$) due to the impact of exchange rate movements.

Operating expenses

        In the analysis which follows cost per tonne has been based on sales tonnes. An analysis of the Group operating expenses is as follows:

	2008				2007				2006
			Variance				Variance
	Costs US$ million	US$ / Tonne			Costs US$ million	US$ / Tonne			Costs US$ million	US$ / Tonne
Operating Costs			Value	%			Value	%
Variable Costs
Delivery	509	74	56	12	453	66	12	3	441	61
Manufacturing	3,073	449	388	14	2,685	391	169	7	2,516	349

Total Variable	3,582	523	444	14	3,138	457	181	6	2,957	410
Fixed Costs	1,919	280	111	6	1,808	263	9	1	1,799	250
Fair value plantation	(120)	(18)	(66)	122	(54)	(8)	(20)	(59)	(34)	(5)
Impairment	119	17	119	—	2	—	31	—	(31)	(4)
Restructuring	41	6	48	—	(7)	(1)	(57)	—	50	7
Profit on sale of Nash	—	—	26	(100)	(26)	(4)	(26)	—	—	—
Fire / flood damage	11	2	—	—	17	2	8	89	9	1
Sundry income / (loss)	(6)	(1)	(29)	(126)	23	3	1	5	22	3
Other	3	—	(25)	(114)	20	3	(22)	(93)	44	6

Total	5,549	810	628	13	4,921	716	105	2	4,816	669

        See "—Overview" for the line items plantation fair value pricing adjustment, impairment, restructuring, profit on sale of the Nash mill and fire and flood damage. Variable and fixed costs are analyzed in more detail below.

Variable manufacturing costs

  Group

        The table below sets out the major components of the Group's variable manufacturing costs.

	2008				2007				2006
			Variance				Variance
	Costs US$ million	US$ / Tonne			Costs US$ million	US$ / Tonne			Costs US$ million	US$ / Tonne
Variable Manufacturing Costs			Value	%			Value	%
	US$ million
Wood	722	105	87	14	635	93	4	1	631	88
Energy	558	81	120	27	438	64	5	1	433	60
Pulp	702	102	79	13	623	91	60	11	563	78
Other	1,091	159	102	10	989	143	100	11	889	124

Total	3,073	449	388	14	2,685	391	169	7	2,516	350

        Variable manufacturing costs relate to costs of inputs which vary directly with output. Other costs relate to inputs such as water, fillers, bought-in pulp (other than fully bleached hardwood and softwood) and consumables. The Group's variable costs are impacted by sales volume, exchange rate impacts on translation of European and South African businesses into US$, and the underlying costs of inputs. In the analysis and discussion of variable costs, usage reflects the changes in cost attributable to volume changes and usage, price refers to changes in input costs and exchange rate relates to the impact of the movement in exchange rate on the translation from local currency to US$ for reporting purposes at Fine Paper Europe and South Africa. The major contributors to variable cost increases at a Group level have been the impact of the exchange rate on translation of the European and South African operations into the US$ presentation currency and actual input cost escalations. See—"Principal Factors Impacting on the Group Results—Currency Fluctuations" for a discussion of exchange rate movements. Cost increases are being driven by international commodity price increases.

	2008				2007
Variable Cost Movement Analysis	Usage	Exchange Rate	Price	Total	Usage	Exchange Rate	Price	Total
	US$ million
Wood	41	18	28	87	(43)	5	42	4
Energy	5	28	87	120	(7)	7	5	5
Pulp	(12)	52	39	79	(15)	25	50	60
Other	(19)	67	54	102	71	26	3	100

Total	15	165	208	388	6	63	100	169

        An analysis of variable cost developments by region is as follows:

	2008				2007				2006
			Variance				Variance
	Costs US$ million	US$ / Tonne			Costs US$ million	US$ / Tonne			Costs US$ million	US$ / Tonne
Regional Variable Manufacturing Costs			Value	%			Value	%
	US$ million
Sappi Fine Paper North America	925	596	56	6	869	577	44	5	825	579
Sappi Fine Paper Europe	1,608	632	238	17	1,370	550	139	11	1,231	502
Sappi Fine Paper South Africa	229	676	19	9	210	600	7	3	203	619
Forest Products	542	225	80	17	462	184	(22)	(5)	484	162

*
Note: Regional variable manufacturing costs are pre-consolidation adjustments.

   Sappi Fine Paper North America

        Costs have increased in fiscal 2008 and fiscal 2007 due to increases in international commodity prices, in particular crude oil. Cost management has been a major focus area, and the region has been engaged in a number of cost reduction initiatives aimed at offsetting the impact of increases in input costs. These initiatives are aimed at improved procurement strategies and product reengineering initiatives to reduce raw material input costs through substitution. Product design and raw material inputs are constantly reviewed to ensure product attributes and quality meet market specifications. Lower timber costs favorably impacted fiscal 2007 compared to fiscal 2006.

  Sappi Fine Paper Europe

        Sappi Fine Paper Europe continued to experience cost pressure due to increases in international commodity prices during fiscal 2008 and fiscal 2007. Wood costs are being driven by specific supply and demand issues as well as increased demand for alternative renewable fuels in Europe. International crude oil prices are driving energy costs. During the period under review the region has undertaken specific cost reduction projects which have contributed to cost reductions through process as well as product re-engineering initiatives. Rising international pulp prices have led to increases in cost of non-integrated pulp. The region has been protected to some extent, on the cost side, by the relative strength of the Euro against the US$ for US$ based inputs, such as pulp and certain chemicals. However, when reported in US$, costs increase due to the impact of the US$ weakening relative to the Euro on the translation into the US$ presentation currency, although this effect may be partly offset by the positive impact of translation on the revenue line.

  Sappi Fine Paper South Africa

        In ZAR the region's costs have increased 17% in fiscal 2008 as compared to fiscal 2007. This increase is largely attributable to the impact of the weakening of the ZAR against the US$ on US$ based inputs. The major contributors have been energy, bought-in pulp and chemical input costs, all of which are being driven by international commodity price pressures and the impact of the exchange rate movements.

  Forest Products

        The cost of non-integrated timber increased due to the increased demand from both major local paper producers and exporters. The pool of non-integrated timber in South Africa is relatively small and currently very costly due to the increasing demand. Movements in pulp costs do not impact the business as significantly as Europe and North America as the region only purchases pulp in a situation when own production capacity issues limits supply. Chemical and other costs are being driven by a combination of escalating international commodity prices and the impact of the weakening ZAR relative to US$ on US$ based variable inputs.

Fixed costs

  Group

        A summary of the Group's major fixed cost components is as follows:

	2008				2007				2006
			Variance				Variance
	Costs US$ million	US$ / Tonne			Costs US$ million	US$ / Tonne			Costs US$ million	US$ / Tonne
Fixed Costs			Value	%			Value	%
	US$ million
Personnel	1,016	148	90	10	926	135	48	5	878	122
Maintenance	253	37	17	7	236	34	7	3	229	32
Depreciation	370	54	(2)	(1)	372	54	(15)	(4)	387	54
Other	280	41	6	2	274	40	(31)	(10)	305	42

Total	1,919	280	111	6	1,808	263	9	1	1,799	250

        The regional analysis which follows excludes corporate fixed costs and consolidation adjustments which are not material.

	2008				2007				2006
			Variance				Variance
	Costs US$ million	US$ / Tonne			Costs US$ million	US$ / Tonne			Costs US$ million	US$ / Tonne
Regional Fixed Costs			Value	%			Value	%
	US$ million
Sappi Fine Paper North America	543	350	1	—	542	360	(19)	(3)	561	393
Sappi Fine Paper Europe	863	339	85	11	778	312	8	1	770	314
Sappi Fine Paper South Africa	111	327	4	4	107	306	3	3	104	317
Forest Products	403	167	29	8	374	149	(3)	(1)	377	126

  Sappi Fine Paper North America

        The region has engaged in restructuring and cost reduction processes in recent years and the benefits of these initiatives contributed to the real fixed cost reduction in fiscal 2007 as compared to fiscal 2006, and to keeping fixed costs essentially flat in fiscal 2008 as compared to fiscal 2007.

  Sappi Fine Paper Europe

        During 2006 the region embarked on a major restructuring project aimed at reducing costs and improving efficiencies, which has been the major contributor to the cost reductions in 2006. Included in the program was a significant headcount reduction. This focus on fixed expenses has continued during fiscal 2007 and fiscal 2008. In Euros fixed costs have declined from € 625 million in fiscal 2006 to € 583 million in fiscal 2007 and € 573 million in fiscal 2008. The increase in fiscal 2008 and fiscal 2007 in US$ is attributable to the impact of the weakening of the US$ against the Euro on the translation into the US$ presentation currency. In fiscal 2006 personnel costs were also impacted by a post employment benefit credit of US$ 11 million.

  Sappi Fine Paper South Africa

        The major contributors to fixed cost increases in recent years are personnel and maintenance cost. Personnel costs are under pressure from labor rate increases due to cost of living adjustments and the impact of the skills shortage on labor rates, particularly in the skilled technical functions. Given the inflationary environment in South Africa inflation is also a contributing factor to cost increase. These cost increases have, in US$, been offset by the impact of the exchange rate on translation of the costs into the US$ presentation currency. In ZAR costs have increased from ZAR 689 million in fiscal 2006 to ZAR 768 million in fiscal 2007 and ZAR 822 million in fiscal 2008. See "—Currency Fluctuations" for a discussion of exchange rate movements.

  Forest Products

        The major contributors to fixed cost increases in recent years are personnel and maintenance cost. Personnel costs are under pressure from labor rate increases due to cost of living adjustments and the impact of the skills shortage on labor rates, particularly in the skilled technical functions. Given the inflationary environment in South Africa inflation is also a contributing factor to cost increase. These cost increases have, in US$, been offset by the impact of the exchange rate on translation of the costs into the US$ presentation currency. In ZAR costs have increased from ZAR 2,492 million in fiscal 2006 to ZAR 2,686 million in fiscal 2007 and ZAR 2,991 million in fiscal 2008. See "—Currency Fluctuations" for a discussion of exchange rate movements.

 Net Finance Costs

        Annual finance costs may be analyzed as follows:

Finance Costs	2008	2007	2006
	US$ million
Interest expense	181	173	162
Interest earned	(38)	(21)	(26)
Finance costs capitalized	(16)	(14)	(2)
Net foreign exchange gains	(8)	(13)	(7)
Net fair value loss on financial instruments	7	9	3

Net finance costs	126	134	130

        Net interest paid (interest expense less interest earned) in fiscal 2008 was US$ 143 million compared to US$ 152 million in 2007. The decrease was mainly due to the lower level of USD interest rates in 2008 and the resulting lower interest cost on the group's floating rate debt.

        The higher finance costs capitalized in fiscal 2008 and fiscal 2007 as compared to fiscal 2006 relate to the Saiccor expansion project in South Africa. After the plant was commissioned during fiscal 2008, capitalization of finance costs for the project has ceased.

        The group's policy is to identify foreign exchange risks immediately when they arise and to cover these risks to the functional currency of the operation where the risk lies. The majority of the group's foreign exchange exposures are covered centrally by the Group Treasury which nets the internal exposures and hedges the residual exposure with third party banks. Due mainly to the timing of the netting process some residual foreign exchange results arise and these results (which consisted of a gain of US$ 8 million in fiscal 2008) are shown as part of Finance Costs.

        The "net fair value loss on financial instruments" relates to the net impact of currency and interest rate movements after hedge accounting for certain interest rate and currency swaps the group has entered into in order to swap US$ 857 million of fixed rate debt to floating rate and in order to manage the interest and currency exposure on US$ 233 million of cross border inter-company loans.

Taxation

	2008	2007	2006
	US$ million
Profit / (loss) before taxation	188	249	(5)

Taxation at the average statutory tax rate	72	68	(13)
Net exempt income and non-tax deductible expenditure	(51)	(34)	(24)
Effect on tax rate changes	(9)	(19)	(1)
Deferred tax asset not recognized	103	49	54
Utilization of previously unrecognized tax assets	(19)	(11)	(24)
Secondary Tax on Companies	7	8	9
Prior year adjustments	(19)	(15)	(2)
Other taxes	2	1	—

Taxation charge / (benefit)	86	47	(1)

Effective tax rate	46%	19%	15%

        With a profit before taxation of US$ 188 million, the total taxation charge to the income statement of US$ 86 million results in an effective tax rate of 46% for fiscal 2008. The expected charge of US$ 72 million was favorably impacted by tax rate reductions in South Africa. Tax relief was not taken on the taxation losses of certain loss-making entities due to management's judgment that these losses may not be recoverable in the near future and certain of the Group's profits are not taxed as a result of losses carried forward of favorable permanent differences. The Secondary Tax on Companies of US$ 7 million relates to South African tax on

Group dividends paid during the year at a rate of 10%. For further information see "Item 10—Additional Information—Taxation".

Net Profit

        Net profit for fiscal 2008 decreased to US$ 102 million from US$ 202 million in fiscal 2007 as compared to a loss of US$ 4 million in fiscal 2006. The impact of the improved performance in fiscal 2008 was offset by impairment and restructuring charges. The improved profitability in fiscal 2007 was mainly due to improved sales. The weakening of the US$ against the Euro resulted in an increase in sales, which was partly offset by a decline in sales, due to the impact of the weakening of the ZAR against the US$ on translation of the South African businesses. Restructuring charges in Europe were partly offset, in fiscal 2006, by the reversal of impairment on Usutu Mill.

        Basic earnings per share development is illustrated in the table below:

Earnings Per Share (US cents)

        In fiscal 2008 earnings per share was adversely impacted by certain major items including asset impairments (US$ 119 million), restructuring provisions (US$ 41 million) and fire and flood related events (US$ 11 million). These negative impacts were partly offset by a favorable fair value price adjustment (US$ 87 million).

Liquidity and Capital Resources

        Our principal sources of liquidity are cash generated from operations and availability under our credit facilities. Our liquidity requirements arise primarily from the need to fund capital expenditures in order to maintain our assets, to expand our business whether organically or through acquisitions, to fund our working capital requirements and to make dividend payments. Based on our current level of operations, we believe our cash flow from operations, available borrowings under our credit facilities and cash and cash equivalents will be adequate to meet our liquidity needs for at least the next twelve months.

        Our liquidity resources are subject to change as market and general economic conditions evolve. Decreases in liquidity could result from a lower than expected cash flow from operations, including decreases caused by lower demand, weaker prices for our products or higher input costs. In addition, any potential acquisitions in which all or a portion of the consideration would be payable in cash, could have a significant effect on our liquidity resources. Our liquidity could also be impacted by any limitations on the availability of our existing debt and our ability to refinance existing debt, raise additional debt and the associated terms of such debt.

        One of our liquidity requirements is the payment of annual dividends to shareholders. Taking into account various factors including the rights offer to shareholders and the macro economic and global financial market conditions the Board of Directors decided to rebase the 2008 dividend. As a result of this, Sappi Limited declared a dividend in respect of ordinary shares of 16 US cents per share (2007: 32 US cents per share) on November 6, 2008 which was paid on December 2, 2008.

Cash Flow—Operations

Cash Flow	2008	2007	2006
	US$ million
Cash generated by operations	623	585	396
Movement in working capital	1	60	(17)
Net finance costs paid	(126)	(162)	(138)
Taxation	(70)	(27)	(13)
Capital expenditure	(505)	(442)	(303)
Cash (utilized) / generated	(139)	24	(127)

        During fiscal 2008 we generated cash from operations of US$ 623 million compared to US$ 585 million in fiscal 2007 and US$ 396 million in fiscal 2006. Improved operating profit has been one of the major contributors to improved cash flows in fiscal 2008 and fiscal 2007. Significant capital expenditures to expand operations especially related to the Saiccor mill upgrade, have been a major use of cash. Working capital management has become an increasing focus of the Group and forms an integral part of the management incentive schemes, and has contributed to the improvement in cash flow. The slow down in the global economy in recent months has led to a decline in demand and softening of selling prices, thereby placing an even greater emphasis on managing working capital, particularly in relation to inventory levels and receivables. The slow down in the global economy and the decline and softening of selling prices could adversely affect our cash flow generated from operations in fiscal 2009, with a result that focusing on cash generation is a priority.

        Total non-cash items in fiscal 2008 amounted to US$ 309 million, compared to US$ 201 million in fiscal 2007 and US$ 269 million in fiscal 2006, and included:

Non-cash Items	2008	2007	2006
	US$ million
Depreciation	374	374	390
Fellings	80	70	74
Asset Impairments & closures	119	2	(14)
Plantation fair value—price	(120)	(54)	(34)
Plantation fair value—volume	(70)	(76)	(70)
Post employment benefits	(88)	(101)	(68)
Other non-cash items	14	(14)	(9)

	309	201	269

        The movement in components of net working capital is as shown in the graph below.

Working Capital Movement—US$ million

        Optimizing the levels of our working capital is a key management focus area, particularly in the environment of worsening world financial markets and macro-economic conditions. The aim is to minimize the investment in working capital to the point where that does not negatively impact profitability by more than the savings in finance costs from the lower investment in working capital. We regularly compare our ratio of working capital to annual sales to those of our peers, and we believe that our working capital management compares favorably in that regard, although we have identified opportunities to improve this further. Managing the average monthly level of net working capital is a large element of the management incentive scheme for all businesses. Our working capital is anticipated to be adequate for our present requirements.

Investing

        Cash utilized in investing activities is as set out in the table below:

Investing Activities	2008	2007	2006
	US$ million
Capital expenditure	505	442	303
Proceeds on disposals	(7)	(50)	(4)
Investments and loans	(4)	(28)	(12)

	494	364	287

        Capital Expenditure by region is as follows:

Capital Expenditure by Region	2008	2007	2006
	US$ million
Sappi Fine Paper North America	130	42	48
Sappi Fine Paper Europe	91	102	136
Sappi Fine Paper South Africa	9	12	19
Forest Products	274	285	99
Other	1	1	1

Total	505	442	303

        Capital expenditure excludes capitalized interest.

        Cash capital expenditure to expand operations by region is as follows:

Capital Expenditure to Expand Operations by Region	2008	2007	2006
	US$ million
Sappi Fine Paper North America	—	1	—
Sappi Fine Paper Europe	12	59	81
Sappi Fine Paper South Africa	2	1	1
Forest Products	241	265	61
Other	—	—	—

Total	255	326	143

        In fiscal 2007 and fiscal 2008 cash spent to maintain assets and expand operations was higher than usual due to the Saiccor expansion project (US$ 236 million in fiscal 2008 and US$ 247 million in fiscal 2007) and to the acquisition of Paper machine 3 at Somerset (US$ 75 million in fiscal 2008) after the termination of the lease over that paper machine and of the Westbrook biomass boiler (US$ 10 million) in North America. Due largely to the higher than usual capital expenditure, we utilized net cash of US$ 139 million in fiscal 2008. Over the past 5 years the relationship between capital expenditure and depreciation is as follows:

Investment in fixed assets versus depreciation

 Capital Expenditure to Expand Operations

        Set out below is a summary of the group's capital expenditure to expand operations for fiscal 2006 to 2008.

	2008	2007	2006	Rationale
	US$ million	US$ million	US$ million
Sappi Fine Paper North America	—	1	—
Sappi Fine Paper Europe	12	59	81	Relates mainly to energy supply project at Gratkorn mill and the upgrade of a paper machine at Ehingen.
Sappi Forest Products—Saiccor	236	247	32	Relating to the capacity increase project at Saiccor.
Sappi Forest Products—Other	5	18	29	Relating mainly to process improvement.
Sappi Fine Paper South Africa	2	1	1

Total	255	326	143

        Our capital expenditure program varies from year to year, and expenditure in one year is not necessarily indicative of future capital expenditure. Capital expenditure to expand operations in fiscal 2008 and fiscal 2007 primarily consisted of investments at Saiccor mill. In August 2006, we announced the expansion of the existing capacity at Saiccor mill in South Africa, where Chemical Cellulose products are produced. The current capacity of the mill is approximately 600,000 metric tonnes per annum. The expansion will increase capacity to 800,000 tonnes per annum. The investments at Sappi Fine Paper Europe related mainly to a major project at our European Gratkorn mill for a new energy supply (fiscal 2007 € 30 million and fiscal 2006 € 19 million) and the upgrade of the paper machine at Ehingen (fiscal 2007 € 13 million and fiscal 2006 € 52 million). Capital spending is expected to be funded primarily through internally generated funds. For further details about our capital commitments, see note 25 to our Group Annual Financial Statements included elsewhere in this Annual Report.

        We operate in an industry that requires high capital expenditures and, as a result, we need to devote a significant part of our cash flow to capital expenditure programs, including investments relating to maintaining operations. Capital spending for investment relating to maintaining operations during fiscal 2008, fiscal 2007 and fiscal 2006 amounted to approximately US$ 250 million, US$ 116 million and US$ 160 million, respectively. The capital expenditure program for these fiscal years was funded primarily through internally generated funds.

        After the completion of our Saiccor expansion project we expect our capital expenditure requirements for fiscal 2009 to be less than fiscal 2008. We plan to reduce the level of our capital expenditures in fiscal 2009 as compared to fiscal 2008, in order to conserve cash resources.

Financing

General

        Debt is a major source of funding for the group.

Gross Debt	2008	2007	2006
	US$ million
Long term interest bearing liabilities	1,832	1,828	1,634
Short term interest bearing liabilities	821	771	694
Bank overdraft	26	22	9

Gross interest bearing liabilities	2,679	2,621	2,337

Cash Position	2008	2007	2006
	US$ million
Cash and cash equivalents	274	364	224

Cash position	274	364	224

        Approximately 46% of total assets are funded by gross debt as is shown in the table below:

Total Assets Excluding Cash Equivalents	2008	2007	2006
	US$ million
Gross interest bearing liabilities	2,679	2,621	2,337
Shareholder's equity	1,605	1,816	1,386
Other liabilities	1,825	1,907	1,794
Cash equivalents	(274)	(364)	(224)

Total assets excluding cash equivalents	5,835	5,980	5,293

	%
Gross interest bearing liabilities	46	44	44
Shareholder's equity	28	30	26
Other liabilities	31	32	34
Cash equivalents	(5)	(6)	(4)

Total assets excluding cash equivalents	100	100	100

        The movement in gross debt from the end of fiscal 2006 to the end of fiscal 2008 is explained below:

Gross Debt Movement Analysis	2008	2007	2006
	US$ million
Gross debt—beginning of period	2,621	2,337	2,375
Cash utilized / (generated) during period	138	(24)	127
Currency & fair value impact	10	168	(22)
(Decline) / increase in cash equivalents	(90)	140	(143)

Gross debt—end of period	2,679	2,621	2,337

        We have increased our focus on managing the level of our debt. Since the beginning of fiscal 2006, gross debt has increased by US$ 342 million. US$ 156 million of this increase was due to the impact of translating our European and South African debt into the weakening US$ and other fair value adjustments. Over the last three years we utilized US$ 515 million on the Saiccor expansion project.

Debt profile

        Our debt is comprised of a variety of arrangements, including committed credit facilities, uncommitted debt facilities, including local bank overdraft facilities and lines of credit, debt securities issued in the global and South African capital markets, commercial paper programs, receivables securitization programs, vendor financing arrangements and finance leases. See "Note 20 to the Group Annual Financial Statements" contained elsewhere in this Annual Report.

        The make-up of our gross debt is set out in the table below:

Debt Profile	2008	2007	2006
	US$ million
Long-term debt	1,832	1,828	1,634
Short-term debt	821	771	694
Bank overdraft	26	22	9

Gross interest bearing liabilities	2,679	2,621	2,337

        The short-term debt of US$ 821 million in fiscal 2008 includes an amount of US$ 360 million (fiscal 2007: US$ 354 million and US$ 347 million in fiscal 2006) of securitized receivables funding under various revolving securitization programs.

        The average maturity of our debt is 5.7 years with the profile as shown below:

2008—Debt Maturity Profile

        We believe we follow a prudent approach in regard to liquidity risk. As at the fiscal 2008 year end short-term debt and overdraft funding was US$ 847 million and cash and cash equivalents were, US$ 274 million. US$ 360 million (at the fiscal year end) was in the form of various revolving securitized trade receivables funding which in the normal course we expect to continue to be available. For further information on group borrowing facilities secured by trade receivables, refer to Note 20 to the Financial Statements.

        At September 2008 the Group had unutilized committed and uncommitted borrowing facilities of US$ 605 million and approximately US$ 600 million (including available cash) respectively. At December 2008 this was US$ 478 million and approximately US$ 530 million (including available cash) respectively. The committed facilities are largely the undrawn portion of our € 600 million Revolving Credit Facility.

        We drew an additional € 50 million on the Revolving Credit Facility in December 2008 for general working capital requirements to cover any potential shortfall in liquidity over the holiday season. In 2009, our financing activities will concentrate on arranging longer term debt to refinance some existing short-term debt. The key factor for being successful in this area will be the availability of liquidity and pricing conditions in the banking, capital and bond markets.

        The make-up of our gross debt by currency is shown in the following table:

Gross debt by currency ratio	2008	2007	2006
USD	41.3%	40.0%	45.0%
EUR	40.3%	42.0%	40.0%
CHF	6.3%	7.0%	6.0%
ZAR	12.1%	11.0%	9.0%

Interest on Borrowings

        To compare our borrowing costs with market rates, we convert interest rates on all debt to US Dollar equivalent rates. The resulting interest rate is 4.51% before taking account of interest rate swaps taken up to swap US$ 857 million of borrowings from fixed to floating interest rates.

        The average maturity of our debt is 5.7 years. Compared with the current six-year US Dollar swap rate (a benchmark rate at which blue chip borrowers transact in longer term maturities) of 3.65%, our average interest cost is 86 basis points above the swap rate.

        The fixed to floating interest rate swaps decrease the total interest cost to 4.06%, which is 41 basis points above the six-year Dollar swap rate.

        We expect that in current market circumstances, and based on our current credit ratings, raising new debt or replacing existing debt would be at substantially higher margins than we are currently paying.

 Interest rate risk

        The group has a policy of maintaining a balance between fixed and variable rate loans which enables it to minimize the impact of borrowing costs on reported earnings. Hedging activity in relation to borrowings are restricted to interest rate swaps and where appropriate, cross-currency swaps.

        In the fiscal 2008 no further interest rate swaps were concluded and, at year end, the ratio of gross debt at fixed and floating interest rates was 39:61.

Summary of Certain Debt Arrangements

        Set forth below is a summary of certain key terms of some of significant debt arrangements. Reference should also be made to those debt arrangements which are filed as, or incorporated by reference as, exhibits to this Annual Report, See "Note 20 to the Group Annual Financial Statements" and "—Off-Balance Sheet Arrangements".

Vendor Loan Notes

        As part of the consideration for the Acquired Business, Sappi Papier Holding GmbH issued to M-real Corporation the Vendor Loan Notes of € 220 million. The Vendor Loan Notes are unsecured and are guaranteed as to the payment of the principal and interest by Sappi Limited, Sappi International S.A. and Sappi Trading Pulp AG. The Vendor Loan Notes have a maturity of up to 48 months and rank pari passu with our existing long-term debt. Certain terms of our existing Revolving Credit Facility, including certain financial covenants, are incorporated by reference in the terms and conditions of the Vendor Loan Notes. Interest on the Vendor Loan Notes is payable semi-annually in arrears at an initial interest rate of 9% per annum for the first interest period, increasing to 12% per annum for the second interest period, 14% per annum for the third interest period and 15% per annum thereafter. We can repay the Vendor Loan Notes at any time in tranches of € 10 million.

Revolving Credit Facility

        In June 2005, we entered into a revolving credit facility (as amended in September 2006, the "Revolving Credit Facility") with a group of lenders, which provides, among other things, for up to € 600 million of borrowing availability in Euros, US dollars or other currencies as determined under the agreement, and terminates on May 31, 2010. The annual interest rate on borrowings is calculated based on LIBOR or, for borrowings in Euro, EURIBOR, plus a margin varying between 0.25% and 0.60% depending on the credit rating assigned to Sappi Limited, and certain costs. Borrowings may be made by certain subsidiaries of Sappi Limited and are guaranteed by Sappi Limited and certain of its subsidiaries, subject to applicable statutory limitations.

        Availability of amounts under the Revolving Credit Facility is subject to compliance with financial covenants, which require that (i) at the end of each quarter the mean average of the ratios of EBITDA to consolidated net interest expense for that quarter and each of the three preceding quarters be not less than 3.00:1; (ii) at the end of each quarter the mean average of the ratios of EBITDA to consolidated net interest expense for that quarter and each of the seven preceding quarters be not less than 3.50:1; (iii) the ratio of net debt to capitalization be not, at the end of any quarter, greater than 0.65:1; and (iv) with regard to Sappi Manufacturing (Pty) Ltd. and its subsidiaries only, the ratio of net debt to capitalization be not, at the end of any quarter, greater than 0.65:1, in each case as such terms are defined in the Revolving Credit Facility.

        The Revolving Credit Facility contains customary events of default, such as failure to make payment of amounts due, defaults under other agreements evidencing indebtedness, certain bankruptcy events and a cessation of business (as defined in the Revolving Credit Facility). The agreement also contains customary affirmative and negative covenants restricting, among other things, the granting of security, incurrence of indebtedness, the provision of loans and guarantees, mergers and dispositions. Failure to comply with a covenant or the occurrence of an event of default could result in the acceleration of payment obligations under the Revolving Credit Facility. As of September 2008, we were in compliance with these covenants.

2002 Guaranteed Notes

        In June 2002, Sappi Papier Holding GmbH (then organized as an AG) issued US$ 500 million 6.75% guaranteed notes due 2012 and US$ 250 million 7.50% guaranteed notes due 2032 (together, the "2002

Notes"), guaranteed by Sappi Limited and Sappi International S.A. Interest under the Notes is payable semi-annually. The indentures governing the 2002 Notes provide for an optional redemption of the 2002 Notes, in whole or in part, at any time at a redemption price of the greater of (i) the principal amount of the notes to be redeemed and (ii) the sum of the present values of the applicable remaining scheduled payments discounted at a rate as determined under the indentures, together with, in each case, accrued interest.

        The indentures governing the 2002 Notes contain events of default customary for investment grade debt, including failure to pay principal or interest, a default in any other indebtedness, certain enforcement actions against our property and certain bankruptcy events. The indentures also contain certain customary covenants, which restrict our ability to create liens, to enter into sale and leaseback transactions and to undertake mergers or consolidations.

Domestic Medium-Term Notes

        On June 27, 2006, Sappi Manufacturing (Pty) Ltd. ("Sappi Manufacturing") issued ZAR 1 billion (US$ 146 million) Senior Unsecured Fixed Rate Notes (the "First Tranche") under its ZAR 3 billion (US$ 437 million) Domestic Medium-Term Note Program (the "Program") at a fixed interest rate of 9.34% payable semi-annually on December 27, and June 27, of each year, commencing on June 27, 2006. The securities issued under the First Tranche mature on June 27, 2013. On September 25, 2007, Sappi Manufacturing issued a second tranche of ZAR 1 billion (US$ 146 million) Senior Unsecured Fixed Rate Notes (the "Second Tranche") under the Program at a fixed interest rate of 10.64%. The interest on the securities issued under the Second Tranche is payable semi-annually on April 14 and October 14 of each year, commencing on April 14, 2008. The securities issued under the Second Tranche mature on October 14, 2011. Sappi Manufacturing has also agreed to observe certain undertakings with respect to the securities including limitations on encumbrances (other than permitted encumbrances) over its assets. With regard to the Second Tranche only, should a change of control event (more than 50% of the voting rights of Sappi Manufacturing be acquired by any party other than a subsidiary of Sappi Limited) and a negative rating event (a downgrade of Sappi Manufacturing's national credit rating, currently at AA-, of below A-) occur, then the holders of the securities may within 60 days after the public announcement of the change of control having occurred, they can by way of an extraordinary resolution require the redemption of the notes.

Covenants

        Financial covenants apply to approximately US$ 920 million of our non-South African long-term debt and our € 600 million Revolving Credit facility. This debt is supported by a Sappi Limited guarantee. For this reason the first three of the four covenants mentioned below are measured on a consolidated group level.

        Our financial covenants require that:

  (i)
  At the end of each quarter the mean average of the ratios of EBITDA to consolidated net interest expense for that quarter and each of the three preceding quarters be not less than 3.00:1;

  (ii)
  At the end of each quarter the mean average of the ratios of EBITDA to consolidated net interest expense for that quarter and each of the seven preceding quarters be not less than 3.50:1;

  (iii)
  The ratio of net debt to capitalization be not, at the end of any quarter, greater than 0.65:1; and

  (iv)
  With regard to Sappi Manufacturing (Pty) Ltd. and its subsidiaries only, the ratio of net debt to capitalization be not, at the end of any quarter, greater than 0.65:1, in each case as such terms are defined in the Revolving Credit Facility.

        The table below shows that as at September 2008 we were in compliance with these covenants.

		Fiscal 2008	Covenant
		US$ million
Group Covenants
Net Debt to Total Capitalization		55.9%	< 65%
EBITDA to Net Interest	—4 Quarters	5.91	> 3.0
	—8 Quarters	5.57	> 3.5
Sappi Manufacturing Covenant
Net Debt to Total Capitalization		21.4%	< 65%

        These financial covenants also apply to the securitization programs with outstanding balances of US$ 360 million at the end of September 2008. No Sappi Limited guarantee has been provided for these facilities.

Credit ratings

        At the date of this Annual Report, our credit ratings were as follows:

Fitch South African national rating
Sappi Manufacturing (Pty) Limited	AA- / F1+ / Stable (June 2008)
Moody's international rating
Sappi Papier Holding GmbH (Supported by Sappi Limited guarantee)	Ba2 / NP / Stable (September 2008)
Standard & Poor's international rating
Corporate Credit Rating	BB / B / Stable (September 2008)

        In October 2007 S&P revised its rating for the group from BB+ to BB, while moving the outlook from negative to stable. This change was mainly as a result of an industry-wide re-rating of the European Forest Products sector, sustained cost inflation, and an uncertain outlook for paper pricing and demand in the light of an expected softening economic growth. In April 2008 the outlook was changed to negative in view of the challenging market conditions. However, the outlook was returned to stable after the announcement of the M-real Corporation transaction in view of the high level of equity funding proposed and the improved outlook for the rating metrics to meet the requirement of the rating.

        In June 2008 Moody's revised their rating from Ba1 to Ba2, with a stable outlook. The main reasons for this revision were the difficult market conditions in the European paper industry, and the slower than expected improvement in the key rating metrics. In September 2008 this rating and outlook were confirmed after the announcement of the M-real Corporation transaction.

        Fitch confirmed the Sappi Manufacturing rating in June 2008, commenting on the strong contribution by Saiccor and the sound debt position.

Leverage

        Gross debt to capitalization for each of the past three years as set out below:

	2008	2007	2006
	US$ million
Gross debt	2,679	2,621	2,337
Gross debt & equity	4,284	4,437	3,723
Gross debt to capitalization ratio	63%	59%	63%

        In December 2008, the Group issued a vendor loan note of € 220 million (approximately US$ 310 million) and had a rights issue to shareholders raising ZAR 5.8 billion (approximately US$ 597 million) which resulted in our gross debt to total capitalization ratio improving.

        Management monitors the Group's indebtedness in the context of the complex trade-offs associated with determining an appropriate level of debt finance, namely—financial risk, credit rating, the cost of debt and the expected return that can be earned on that debt. In regard to our debt level we also monitor cash flow to net interest cover. We recognize that we operate in a mature industry that normally generates substantial and reasonably reliable cash flows and that management has significant flexibility to delay or minimize capital expenditure (which is a major use of cash) in difficult times to reduce financial risk. As previously described in this "Liquidity and Capital Resources", in view of the worsening of the world financial markets and macro-economic conditions, focusing on cash generation remains a priority. We plan to reduce the level of capital expenditures to conserve cash and reduce our indebtedness using internally generated cash flow. We are also aware that with uncertainty in financial markets, refinancing existing or raising additional debt and the associated terms are likely to be more challenging.

Research and Development, Patents and Licenses, etc.

        Our research and development efforts focus on the improvement of product quality and production processes as well as the development of new products and processes. Research and development is managed at a number of regional technology centers. These "centers of excellence" provide the basis to leverage unique sets of skills and provide customer focused product development. We have spent approximately US$ 34 million annually on research and development in the last three fiscal years.

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

Off-Balance Sheet Arrangements

        Letters of credit discounting.    To improve the Group working capital, the group discounts certain Letters of Credit to ABN AMRO Hong Kong and DBS bank (London) every month end at a discount on a non recourse basis.

        'Scheck-Wechsel'.    In Germany, certain banks provide a means for our customers to obtain short-term loans for the purpose of permitting early payment of trade debts owed to us in order to obtain early payment discounts. In order for one of our customers to obtain such a loan, Sappi must sign a "Scheck-Wechsel", which is a financial guarantee supplied by Sappi to the bank in respect of the customer loan. By signing the Scheck-Wechsel, Sappi provides a financial guarantee to the bank of the customer. Because of the short-term nature of these loans, our credit exposure to our customer is essentially the same as for the trade receivables but we are able to accelerate collection and improve our cash flows. This financial guarantee contract falls under the scope of IAS 39 'Financial Instruments'.

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

        As no default event has occurred, no provision is set up and the fair value at year-end remains immaterial. However, according to IAS 37 a contingent liability of US$ 20 million (2007: US$ 20 million) has been disclosed in this respect.

        Trade receivables securitization.    To improve our cash flows in a cost-effective manner, we sell all eligible trade receivables on a non-recourse basis to special purpose entities (SPEs) that are owned and controlled by third party financial institutions. Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Trading sell their trade receivables on a recourse basis whilst Sappi Forest Products sell their trade receivables on a non-recourse basis. These SPEs are funded in the commercial paper market and are not limited to transactions with us but securitize assets on behalf of their sponsors for a diverse range of unrelated parties. We have a servicing agreement with the entities acquiring our receivables, acting as servicers for the collection of cash and administration of the trade receivables sold.

        Sappi Forest Products securitization facility.    Sappi sells the majority of its ZAR receivables to a securitization vehicle managed by Rand Merchant Bank that issues commercial paper to finance the purchase of the receivables. Sappi retains a small proportion of the credit risk attached to each underlying receivable. Sappi administers the collection of all amounts processed on behalf of the bank that are due from the customer. The purchase price of these receivables is adjusted dependent on the timing of the payment received from the client. The rate of discounting that is charged on the receivables is JIBAR (Johannesburg Inter Bank Agreed Rate) plus a spread. This structure is currently treated as an off balance sheet arrangement.

        We have no obligation to repurchase any receivables which may default and do not guarantee the recoverability of any amounts apart from a small portion on a proportionate basis over and above the first tier loss provisions. The total amount of trade receivables sold at the end of September 2008 amounted to

US$ 194 million (September 2007: US$ 144 million). Details of the securitization program at the end of fiscal 2008 and 2007 are disclosed in the tables below.

        If this securitization facility were to be terminated, we would discontinue further sales of trade receivables and would not incur any losses in respect of receivables previously sold in excess of our first tier loss amounts. There are a number of events which may trigger termination of the facility, amongst others, an amount of defaults above a specified level; terms and conditions of the agreement not being met; or breaches of various credit insurance ratios. The impact on liquidity varies according to the terms of the agreement; generally however, future trade receivables would be recorded on balance sheet until a replacement agreement was entered into.

        Details of the securitization facility at September are set out below:

Bank	Currency	Value	Facility	Discount charges
2008
Rand Merchant Bank	ZAR	ZAR 1,568 million	Unlimited*	Linked to 3 month JIBAR
2007
Rand Merchant Bank	ZAR	ZAR 993 million	Unlimited*	Linked to 3 month JIBAR

*
The facility in respect of the securitization facility is unlimited, but subject to the sale of qualifying receivables to the securitization vehicle.

        Details of the on-balance sheet securitization facilities that are applicable to Sappi Fine Paper are described in note 20 of our Annual Financial Statements contained elsewhere in this report.

Contractual Obligations

        We have various obligations and commitments to make future cash payments under contracts, such as debt instruments, lease arrangements, supply agreements and other contracts. The following table includes information contained within the Group Annual Financial Statements included elsewhere in this Annual Report, as well as information regarding purchase obligations. The tables reflect those contractual obligations at the end of fiscal 2008 that can be quantified.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	US$ millions
Long-Term Debt Obligations(1)	3,519	945	182	1,642	750
Capital Lease Obligations(1)	40	10	8	10	12
Operating Lease Obligations(2)	92	28	23	6	35
Purchase Obligations(3)	51	26	22	3	—
Other Long-term Liabilities Reflected on Balance Sheet(4)	346	—	—	—	—
Capital Commitments(5)	76	68	8	—	—

Group Total	4,124	1,077	243	1,661	797

(1)
Includes interest obligations to maturity to service the debt. The principal debt is US$ 2,653 million.

(2)
Operating leases are future minimum obligations under operating leases. Refer to note 25 of our Group Annual Financial Statements included elsewhere in this Annual Report.

(3)
Unconditional Purchase Obligations are obligations to transfer funds in the future for fixed or minimum amounts or quantities of goods or services at fixed or minimum prices (for example, as in take-or-pay contracts or throughput contracts, relating to among others, timber and power).

(4)
The Other Long-Term Liabilities of US$ 346 million (fiscal 2006 US$ 384 million) on balance sheet, relate mainly to post-employment benefits, post-retirement benefits other than pensions obligations, workmen's compensation, and other items which do not have a payment profile. Refer to note 21 of our Group Annual Financial Statements included elsewhere in this Annual Report.

(5)
Capital commitments are commitments for which contracts have been entered into. Refer to note 25 of our Group Annual Financial Statements included elsewhere in this Annual Report.

 Share Buy Back

        Following an initial approval of our shareholders, on December 15, 2000, of purchases by our subsidiaries of our ordinary shares, further approval to purchase was obtained at the annual general meeting of shareholders held on March 5, 2007. A special resolution granting authority to us or our subsidiaries to buy back up to 10% of our issued ordinary shares in any one year was approved. Pursuant to this approval, which was renewed at the annual general meeting of shareholders held on March 3, 2008, we or our subsidiaries may buy back ordinary shares from time to time. This authority is valid until the next annual general meeting.

        We held approximately 9.9 million treasury shares (or approximately 4.4% of our issued shares) as of September 2008. On January 14, 2009, the closing price for our shares on the JSE was 3,726 SA cents per share and the closing price of the ADSs on the NYSE was US$ 3.60 per ADS. These prices reflect the dilution effects of the rights issue to shareholders. See "Item 9—The Offer and Listing" for an explanation of share prices.

        In terms of the listing requirements of the JSE a company may not repurchase its shares during a closed period, which is defined as the period between the end of a financial reporting period and the publication of the results for that period and any period during which the company is trading under a cautionary announcement.

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

        Taking into account various factors including the rights offer to shareholders and the macro economic and global financial market conditions the Board of Directors decided to rebase the 2008 dividend. As a result of this, Sappi Limited declared a dividend in respect of ordinary shares of 16 US cents per share (2007: 32 US cents per share) on November 6, 2008 which was paid on December 2, 2008.

Mill Closures, Acquisitions, Dispositions and Impairment; and Joint Venture

        Usutu impairment.    During the first quarter of 2005 we impaired our Usutu mill. The Usutu mill is an unbleached kraft pulp mill and forms part of the Sappi Forest Products reporting segment. Due to continued losses an impairment review was conducted which led to the recognition of an impairment charge of US$ 50 million in 2005. During the fourth quarter of 2006 the impairment of Usutu mill was reversed, in terms of IAS 36, because, as a result of improved pulp prices, weakening of the ZAR against the US$, improved economic conditions and improved operational performance, profitability had improved. Demand for the mill's product improved as international pulp prices improved and as the differential between bleached and unbleached pulp prices widened, resulting in unbleached capacity reverting back to bleached pulp production. The improved international pricing and improved product quality resulted in improved pricing and the weakening of the local currency against the US Dollar improved margins in local currency as costs are mainly local currency denominated. The impairment reversal for 2006 was US$ 40 million. The mill operated normally during 2007. In August 2008, forest fires caused by severe weather conditions resulted in the loss of approximately 28% of the mill's fiber supply. The volume of trees lost by Usutu reduced the value of the mill, which has therefore been impaired. An impairment loss of US$ 37 million has been recognized in fiscal 2008. The recoverable amount of the various assets has been determined on the basis of value in use. The value in use was established using a pre-tax discount rate of 3.6%

        Nash Mill closure.    In May 2006 paper production at our Nash mill was stopped. The mill had been suffering from escalating costs, especially energy, which made it uncompetitive. The plant and equipment has been scrapped or transferred within the Group. The product previously manufactured at the mill is now produced elsewhere in the Group. The land and buildings were sold in 2007 and realized US$ 26 million pre-tax profit on disposal. The closure resulted in an impairment charge of US$ 2 million in fiscal 2006. An initial impairment charge of US$ 3 million was taken during fiscal 2005.

        Restructuring.    During fiscal 2006, Sappi Fine Paper Europe undertook a major cost reduction and productivity improvement project which resulted in a significant headcount reduction of employees mainly throughout fiscal 2007. This project resulted in a restructuring charge of US$ 47 million in fiscal 2006. This phase of the European restructuring was completed in fiscal 2007 and has resulted in a credit to the income statement of US$ 7 million as certain details of the plan were refined. The credit to the income statement in fiscal 2008 was US$ 3 million.

        Blackburn mill closure and cessation of production from PM 5 at Maastricht mill.    In August 2008, we announced that we had undertaken a review of our European production activities in response to overcapacity and significant input cost pressure.

        On September 22, 2008 we reached an agreement with labor representatives at our Blackburn mill, pursuant to which the mill was closed on November 12, 2008. On October 17, 2008, production had ceased at the mill. We have informed customers of the mill about the closure of the production facility in order to find alternatives within our Group to meet the needs of these customers. The sales office for Coated Fine Paper in the UK will continue operations, as will the specialties sales and marketing organization.

        As a result of our review, we also ceased production at PM 5 at our Maastricht mill on December 19, 2008, having reached an agreement with the mill's works council regarding such action.

        We offer customers comparable products and services from our other sites in Europe and do not anticipate any supply interruption. Blackburn had an annual capacity of 120,000 tonnes of coated graphic fine paper. PM 5 at Maastricht had an annual capacity of 60,000 tonnes of speciality paper. Following the closure of our Blackburn mill and cessation of production from PM 5 at our Maastricht mill, our coated graphic fine paper capacity has been reduced by 190,000 tonnes after giving effect to a reallocation of our products.

        Muskegon impairment.    During the third quarter of fiscal 2005 we announced the impairment of our North American Muskegon mill, and recorded impairment charges of US$ 183 million in fiscal 2005. During fiscal 2008 and fiscal 2007 impairment charges of US$ 4 million and US$ 2 million, respectively, were incurred.

        Joint Venture with Shandong Chenming Paper Holdings Limited.    During 2004 the Group acquired 34% of Jiangxi Chenming Paper Company Limited (Jiangxi Chenming) in a joint venture with Shandong Chenming Paper Holdings Limited (Shandong Chenming) (51%), Moorim Paper Manufacturing Company Limited of South Korea (7.5%), and the International Finance Corporation (IFC) (7.5%). Our equity contribution was approximately US$ 60 million.

        The mill has an annual capacity of 350,000 tonnes per annum light-weight coated paper machine together with a bleached thermo mechanical pulp (BCTMP) mill, de-inked pulp plant, and power plant. The mill is located in Nanchang, the capital of Jiangxi Province which is in southeast China. The mill was commissioned in August 2005. The total cost of the project is approximately US$ 440 million. Jiangxi Chenming's debt is financed without recourse to Sappi.

        Implementation of Lereko Property Consortium (Lereko) deal.    In April 2006, Sappi announced a black economic empowerment transaction involving the sale of identified forestry land to a South African empowerment partner. We have received the final approval from the Minister of Land Affairs with regard to our Black Economic Empowerment transaction with Lereko Investments. In respect of this transaction, we recognized a charge to the income statement of ZAR 4 million in fiscal 2008. While Sappi will continue to use the productive forestry land for its timber requirements, Lereko will undertake property development projects to unlock value from the unplanted and unproductive forestry land, for the benefit of the Lereko Property Consortium, the local communities and Sappi.

        Impairment of assets.    The Group has reviewed the carrying value of all its non current assets in the fiscal 2008 and has determined that no impairment provision, other than as provided in the Group Annual Financial Statements, was required against any of the carrying value of these non-current assets.

        Acquisition of coated graphic paper business of M-real Corporation.    On December 31, 2008 we acquired the coated graphic paper business of M-real Corporation for EUR 750 million. See "Item 4—Information on the Company—Business Overview—The Acquisition of M-real Corporation's Coated Graphic Paper Business".

 Pensions and Post-retirement Benefits Other than Pensions

        The Group provides various post-retirement benefits to its active and retired employees worldwide, including: pension, post-retirement health and other life benefits.

        Our funded pension schemes generally hold a broad range of assets including a significant portion of bonds in line with an investment strategy to preserve funded status and balance risk and return.

        Over fiscal 2009 and 2010, we expect markets to move in very uncertain and unusual ways, such as significant swings in yields on corporate bonds and government bonds and a volatile equity market. We will not expect to see equity and property markets recover to recent highs for many years as the global recession is expected to worsen. However it is the interaction of key factors that will determine the extent to which the pension schemes' balance sheets will change. The impacts for us are likely to be as follows:

  •
  Falls in markets coupled with corresponding rising bond yields will most likely have a broadly neutral effect.

  •
  If equity and property markets recover and bond yields remain favourable we expect to see pension scheme balance sheets improve.

  •
  If inflation remains low, then we expect benefits linked to inflation (such as pension increases or salary growth) to also remain lower.

  •
  Statutory minimum funding requirements also affect the pace of funding. Most take account of yields on assets such as government bonds or interbank interest rate swap curves, depending on the basis. If these remain at current levels, we expect to pay additional contributions to meet onerous minimum funding targets.

        We have not completed valuations of our pension plans' investments subsequent to September 2008 and, given the turmoil in the financial markets in the latter part of 2008, the funded status of our pension plans might have worsened subsequent to September 2008.

        The underfunded status of the company's pension plans decreased by US$ 35 million from the deficit of US$ 62 million as of September 2007 to a deficit of US$ 27 million as of September 2008. Post-retirement benefit liabilities (other than pensions) decreased by US$ 30 million from the deficit of US$ 173 million as of September 2007 to a deficit of US$ 143 million as at September 2008.

        Benefit obligations and fair value of plan assets across the regions are as follows:

	September 2008		September 2007		September 2006
	Benefit Obligation	Fair value of plan Assets	Benefit Obligation	Fair value of plan Assets	Benefit Obligation	Fair value of plan assets
	US$ million
Pensions	1,414	1,387	1,607	1,545	1,513	1,285
The South African Surplus Recognition Restriction	—	—	—	—	(41)	—
Post-retirement Benefits other than pensions	143	—	173	—	164	—

        Actual investment returns from the assets of the various regional funded pension plans during 2008 were lower than actuarial projections, which contributed to reduced asset levels as of September 2008. Overall, investment returns showed a loss of 5% or US$ 74 million over the financial year and contributing to a total actuarial loss of US$ 189 million.

        Discount rates increased in all regions reflecting higher interest rates on long term bonds. For the pension plans this contributed to a reduction in liabilities as actuarial gains of US$ 189 million. Experience adjustments (i.e. changes in membership or benefits) were unfavorable, contributing to an actuarial loss of US$ 16 million.

        The main factor in the reduction of the combined pension deficit was employer contributions of US$ 76 million in fiscal 2008.

        A weakening Rand by the year end reduced the effect of the surplus in the South African pension fund in US$ terms, whilst a slightly strengthened Euro enhanced the net effects of European schemes. Combined, these funds are in deficit mainly due to the unfunded schemes of Germany and Austria. Overall, currency effects contributed to a loss of US$ 17 million in the pension funds.

        Several factors evenly contributed to a reduction in liabilities in the post-retirement benefits (other than pensions): A rise in discount rates reduced liabilities by US$ 12 million and favorable demographic corrections of our pension fund members e.g. membership movements reduced liabilities by US$ 11 million. The weakening Rand reduced the liabilities of the post retirement medical plan in South Africa by US$ 12 million.

        The South African pension fund has been closed to new employees since 2005.

        For further information see notes 27 and 28 to our Group Annual Financial Statements.

Insurance

        The Group has an active program of risk management in each of its geographical operating regions to address and to reduce exposure to property damage and business interruption. All production and distribution units are subjected to regular risk assessments, the results of which receive the attention of senior management. The risk assessment and mitigation programs are coordinated at Group level in order to achieve a harmonization of methodology and standardization of approach.

        Sappi follows a practice of insuring its assets against unavoidable loss arising from catastrophic events. These events include fire, flood, explosion, earthquake and machinery breakdown. Our insurance also covers the business interruption costs which may result from such events. Specific environmental risks are also insured. In line with previous years, the Board decided not to take separate cover for losses from acts of terrorism, which is consistent with current practice in the paper manufacturing industry. This insurance cover excludes insurance for our plantations, which is placed separately.

        Sappi has a global insurance structure and the bulk of its insurance is placed with its own captive insurance company, Sappisure Försäkrings AB, domiciled in Stockholm, Sweden.

        Sappi has successfully negotiated the renewal of its 2009 insurance cover at rates similar to those of 2008. Self-insured retention for any one property damage occurrence has remained at US$ 25 million, with an unchanged annual aggregate of US$ 40 million. For property damage and business interruption insurance, cost-effective cover to full value is not readily available. However, the directors believe that the loss limit cover of US$ 1 billion should be adequate for what they have determined as the reasonably foreseeable loss for any single claim.

        Insurance cover for credit risks currently applies on a regional basis to Sappi's Northern American, European and South African domestic trade receivables.

        Sappi places the insurance for its plantations on a stand-alone basis through the local South African insurance markets. The widespread fires that occurred during the second half of 2008 in its plantations in South Africa exhausted the plantation insurance cover and no reinstatement cover was purchased for the remaining part of fiscal 2008.

Critical Accounting Policies and Estimates

        Our group financial statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of financial statements requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities.

        Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial techniques. The group constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate. The group believes that the following accounting policies are critical due to the degree of estimation required and / or the potential material impact they may have on the group's financial position and performance.

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

        In order to assess if there is any impairment, we estimate the future cash flows expected to result from the use of the asset(s) and its eventual disposition. Considerable management judgment is necessary to estimate discounted future cash flows, including appropriate bases for making judgments and estimates as to future product pricing in the appropriate markets, raw material and energy costs, volumes of product sold, changes in the planned use of machinery or equipment or closing of facilities. The calculation of appropriate pre-tax discount rates (weighted average cost of capital) is another sensitive input to the valuation. While every effort is made to make use of independent information and apply consistent methodology, actual circumstances or outcomes could vary significantly from such estimates, including as a result of changes in the economic and business environment. These variances could result in changes in useful lives or impairment. These changes can have either a positive or negative impact on our estimates of impairment and can result in additional charges.

        Goodwill impairment testing is conducted at reporting unit levels of our business and is based on a cash flow based valuation model to determine the fair value of the cash generating unit. The assumptions used in estimating future cash flows were based upon our business forecasts and incorporated external information from industry sources, where applicable. Actual outcomes could vary significantly from our business forecasts. Changes in certain of these estimates could have a material effect on the estimated fair value of the reporting unit. In addition to the judgments described in the preceding paragraph that are necessary in estimating future cash flows, significant judgments in estimating discounted cash flows also include the selection of the pre-tax discount rate (weighted average cost of capital) and the terminal value (net present value at end of period where there is a willing buyer and seller) multiple used in our valuation model. The discount rate used in our valuation model considers a debt and equity mix, a market risk premium, and other factors consistent with valuation methodologies. The terminal value multiple used in our valuation model considered the valuations for comparable companies.

        Small changes to the valuation model would not significantly impact the results of our valuation; however, if future cash flows were materially different than our forecasts, then the assessment of the potential impairment of the carrying value may be impacted.

        Property, plant and equipment.    Where significant parts of an item of property, plant and equipment have different useful lives to the item itself, these parts are depreciated over their estimated useful lives. The methods of depreciation, useful lives and residual values are reviewed annually. Depreciation rates for similar items of plant or equipment could vary significantly based on the location and use of the asset.

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

        Assets held under finance leases are depreciated over their expected useful lives or the term of the relevant lease, where shorter. The useful lives and residual values of property, plant and equipment are reviewed on an annual basis and are revised when the current estimate is different from the existing estimate. For material items of property, plant and equipment an internal engineer is used to assist in determining the remaining useful lives and residual values. Management believes that the assigned values and useful lives, including the underlying assumptions have been adequately considered and consistently applied. Different assumptions and assigned useful lives could have an impact on the reported amounts.

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

        The group then assesses the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent recovery is not likely, a deferred tax asset is not recognized. In recognizing deferred tax assets the group considers profit forecasts including the effect of exchange rate fluctuations on sales and external market conditions. Where it is probable that a position may be successfully challenged by revenue authorities, a tax provision is raised for the tax on the probable adjustment. Management's judgment is required in determining the provision for income taxes, deferred tax assets and liabilities. Deferred tax assets have been recognized where management believes there are sufficient taxable temporary differences or convincing other evidence that sufficient taxable profit will be available in future to realize deferred tax assets. Although the deferred tax assets which have been recognized are considered realizable, actual amounts could be reduced if future taxable income is not achieved. This can materially affect our reported net income and financial position.

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

        External market data is applied in measuring the hedge effectiveness of financial instruments. Hedge ineffectiveness is recognized immediately against income.

        Refer to note 30 of the Group Annual Financial Statements contained elsewhere in this Annual Report for details of the fair value hedging relationships as well as the impact of the hedge on the pre-tax profit or loss for the period.

        Plantations.    The fair value of immature timber is the present value of the expected future cash flows taking into account, unadjusted current market prices in available markets, estimated projected growth over the rotation period for the existing immature timber volumes in metric tonne, cost of delivery and estimated maintenance costs up to the timber becoming usable. The discount rate used is the applicable pre-tax weighted average cost of capital of the business unit. Determining the appropriate discount rate requires significant assumption and judgment and changes in these assumptions could change the outcomes of the plantation valuations. The standing value of mature timber is based on unadjusted current market prices in available markets and estimated timber volumes in metric tonnes less cost of delivery at current market prices.

        Management focuses their attention on good husbandry techniques which include ensuring that the rotation of plantations is met with adequate planting activities for future harvesting. The rotation periods vary from eight to eighteen years in Southern Africa.

        Assumptions and estimates are used in the recording of plantation volumes, maintenance cost per metric tonne, and depletion. Changes in the assumptions or estimates used in these calculations may affect the group's results, in particular, our plantation valuation and depletion costs.

        A key assumption and estimation is the projected growth estimation over a period of eight to eighteen years per rotation. The inputs to our immature timber growth model are complex and involve estimations and judgments, all of which are regularly updated. Sappi established a long term sample plot network which is representative of the species and sites on which we grow trees and the measured data from these permanent sample plots are used as input into our growth estimation. Periodic adjustments are made to existing models for new genetic material.

        Sappi manages its plantations on a rotational basis and by implication, the respective increases by means of growth are, over the rotation period, negated by depletions for the group's own production or sales. Estimated volume changes, on a rotational basis, amount to approximately five million tonnes per annum.

        Ruling unadjusted current market prices applied at the reporting date, as well as the assumptions that are used in determining the extent of biological transformation (growth) can have a significant effect on the valuation of the plantations, and as a result, the amount recorded in the income statement arising from fair value changes and growth. In addition, the discount rate applied in the valuation of immature timber has an impact as tabled below.

Fair value of plantation sensitivity	2008	2007	2006
	US$ million
Fair value changes
1% increase in market prices	17	17	14
1% decrease in market prices	(17)	(17)	(14)
Discount rate (for immature timber)
1% increase in rate	(4)	(4)	(3)
1% decrease in rate	4	4	4
Volume assumption
1% increase in estimate of volume	6	6	5
1% decrease in estimate of volume	(6)	(6)	(5)
Growth assumptions
1% increase in rate of growth	1	2	1
1% decrease in rate of growth	(1)	(2)	(1)

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

        For further information see note 10 of our Group Annual Financial Statements contained elsewhere in this report.

        Post-employment benefits.    The group accounts for its pension benefits and its other post retirement benefits using actuarial models. These models use an attribution approach that generally spreads individual events over the service lives of the employees in the plan. Examples of 'events' are changes in actuarial assumptions such as discount rate, expected long-term rate of return on plan assets, and rate of compensation increases.

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

        Refer to notes 27 and 28 of our Group Annual Financial Statements contained elsewhere in this Annual Report for the key assumptions, the benefit obligations, plan assets, net periodic pension cost and the impact on the future financial results of the group in relation to post-employment benefits that may arise due to changes in economic conditions, employee demographics and investment performance as at the end of September 2008 and September 2007.

        Provisions.    Provisions are recognized when a reliable estimate can be made of the amount that the group would rationally pay to settle the liability. Risks, uncertainties and future events, such as changes in law and technology, are taken into account by management in determining the best estimates.

        The establishment and review of the provisions requires significant judgment by management as to whether or not there is a probable obligation and as to whether or not a reliable estimate can be made of the amount of the obligation. All provisions are reviewed at each balance sheet date. Various uncertainties can result in obligations not being considered probable or estimable for significant periods of time. As a consequence, potentially material obligations may have no provisions and a change in facts or circumstances that results in an obligation becoming probable or estimable can lead to a need for the establishment of material provisions. In addition, where estimated amounts vary from initial estimates the provisions may be revised materially, up or down, based on the facts.

Adoption of Accounting Standards in the Current Year

        The following standards, interpretations and significant amendments or revisions to standards have been adopted by the group in the current year:

IFRS 7—Financial Instruments: Disclosures

        The group has adopted IFRS 7 Financial Instruments: Disclosures. This has resulted in the financial instrument disclosures previously required by IAS 32 Financial Instruments: Presentation and Disclosure being replaced by those required under IFRS 7.

        Adoption of this standard had no impact on the reported profits or financial position of the group.

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

IFRIC 11—Group and Treasury Share Transactions

        This interpretation addresses two issues. The first is whether the transactions should be accounted for as equity-settled or as cash-settled share-based payment arrangements, and the second where a share-based payment transaction involves two or more entities within the same group.

        The implementation of this interpretation did not have a material impact on the group's reported results or financial position.

IAS 1—Amendment to International Accounting Standard 1—Presentation of Financial Statements: Capital Disclosures

        The amendment requires the group to disclose information that will enable users of its financial statements to evaluate the group's objectives, policies and processes of managing capital.

        Adoption of this standard had no impact on the reported profits or financial position of the group.

Amendment to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures—Reclassification of Financial Instruments

        This amendment permits an entity to reclassify some financial instruments out of the fair value through profit or loss category in particular circumstances. The amendment also permits an entity to transfer from the available-for-sale category to the loans and receivables category a financial asset that would have met the definition of loans and receivables, if the entity has the intention and ability to hold that financial asset for the foreseeable future.

        The implementation of this amendment did not have a material impact on the group's reported results or financial position.

Potential Impact of Future Changes in Accounting Policies

        The following standards, interpretations and significant amendments or revisions to standards which have been issued but which are not yet effective and which are applicable to Sappi, have not been applied in these financial statements:

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

IFRS 8—Operating Segments

        This standard introduces the concept of an operating segment; it expands the identification criteria for segments of an entity and the measurement of segment results. The standard will allow an entity to align its operating segment reporting with the internal identification and reporting structure.

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

IFRIC 13—Customer Loyalty Programs

        This interpretation addresses accounting by entities that grant loyalty awards to customers who buy other goods or services. The interpretation deals with the accounting treatment of the obligations to provide free or discounted goods or services granted under such a program.

        The interpretation first becomes applicable to the group for the financial year ending September 2009, and we are currently assessing the impact of this on the group.

IFRIC 15—Agreements for the Construction of Real Estate

        The Interpretation provides guidance on when and how to apply IAS 11 Construction Contracts and IAS 18 Revenue to real estate construction agreements before construction is complete.

        The interpretation first becomes applicable to the group for the financial year ending September 2010, and we are currently assessing the impact of this on the group.

 IFRIC 16—Hedges of a Net Investment in a Foreign Operation

        The Interpretation clarifies the accounting for net investment hedges and it provides guidance on the following issues:

  •
  Which foreign currency risks qualify for hedge accounting, and what amount can be designated;

  •
  Where within the group the hedging instrument can be held; and

  •
  What amount should be reclassified to profit or loss when the foreign operation is disposed of.

        The interpretation first becomes applicable to the group for the financial year ending September 2009, and we are currently assessing the impact of this on the group.

Revision to IFRS 3: Business Combinations

        The standard introduces a comprehensive revision of some of the aspects of business combination accounting by restricting options or allowable methods. The revised standard aims to achieve greater consistency in business combination accounting among entities applying IFRS.

        The revised standard will only be applicable to the group for the financial year ending September 2010, and we are currently assessing the impact of this on the group.

Amendments to IAS 27 Consolidated and Separate Financial Statements, IAS 28 Investments in Associates and IAS 31 Investments in Joint Ventures

        As part of the IASB's revision to IFRS 3 Business Combinations, IAS 27, IAS 28 and IAS 31 were also amended.

        The amendments first become applicable to the group for the financial year ending September 2010, and we are currently assessing the impact of these on the group.

Amendment to IFRS 2 Vesting Conditions and Cancellations

        The amendment clarifies the definition of vesting conditions and provides guidance on the accounting treatment of cancellations by other parties.

        The amendment will only be applicable to the group for the financial year ending September 2010, and we are currently assessing the impact of this on the group.

Amendment to IAS 39 Financial Instruments: Recognition and Measurement on Eligible Hedged Items

        The amendment clarifies that:

  •
  Inflation can only be designated as a hedged risk or portion, if it is a contractually-specified portion of the cash flows of a recognized financial instrument;

  •
  The time value of a purchased option used as a hedging instrument is not a risk or a portion of a risk present in a hedged item, and would cause ineffectiveness if the entire option is designated as a hedging instrument; and

  •
  A risk-free or benchmark interest rate portion of the fair value of a fixed rate financial instrument will normally be separately identifiable and reliably measurable, and hence may be hedged.

        The amendment first becomes applicable to the group for the financial year ending September 2010, and we are currently assessing the impact of this on the group.

Various improvements to IFRSs

        A number of standards have been amended as part of the IASB's improvement project. We are assessing the impact of these amendments on the group.

 ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The Articles of Association of Sappi Limited provide that the Board of Directors (the "Board") must consist of not less than four nor more than twenty Directors at any time. The Board currently consists of thirteen Directors.

        The business address for all of the Directors is 48 Ameshoff Street, Braamfontein, Johannesburg 2001, Republic of South Africa. The Directors are South African citizens except for Prof. Meyer Feldberg, James Healey and Karen Osar (United States citizens), Helmut Mamsch (a German citizen) and Sir Nigel Rudd (a British citizen).

Non-executive directors

        Daniël (Danie) Christiaan Cronjé (62) chairman (independent) BCom (Hons), MCom, DCom (South African citizen)

        Dr Cronjé retired in July 2007 as chairman of both Absa Group Ltd and Absa Bank Ltd, a leading South African banking organization in which Barclays plc obtained a majority share in 2005. He had been with the Absa group since 1975 and held various executive positions including group chief executive for four years and chairman for 10 years. Prior to that Dr Cronjé was Lecturer in Money and Banking at Potchefstroom University. Dr Cronjé's other directorships include Eqstra Holdings Ltd (chairman) and TSB Sugar Holdings Ltd (non-executive).

        David Charles Brink (69) (senior independent director) MSc Eng (Mining), DCom (hc), Graduate Diploma (Company Direction) (South African citizen)

        Mr Brink was appointed a non-executive director of Sappi Limited in March 1994 and in March 2006 he was appointed senior independent director. Mr Brink also serves on the boards of Steinhoff International Holdings Limited, the Business Trust, Absa Bank Limited, Absa Group Limited, the National Business Initiative and is vice president of the Institute of Directors in South Africa.

        Mr Brink retired from the boards of BHP Billiton Limited and BHP Billiton plc in November 2007 after serving on those boards and their predecessor companies since 1994. He is also a past chief executive officer and chairman of construction group Murray & Roberts Holdings Limited.

        Meyer Feldberg (66) (independent) BA, MBA, PhD (US citizen)

        Professor Feldberg's career has included teaching and leadership positions in the business schools of the universities of Cape Town, Northwestern and Tulane. He served as president of Illinois Institute of Technology for three years and as dean of Columbia Business School for fifteen years. He is currently dean emeritus and professor of Leadership at Columbia Business School. He is also a senior advisor to Morgan Stanley in New York. Professor Feldberg serves on the Advisory Board of the British American Business Council and has served on the Council of Competitiveness in Washington, DC. In 2001, the International Centre in New York honored Professor Feldberg as a distinguished foreign-born American who has made a significant contribution to American life. In 2007, Mayor Michael Bloomberg appointed him president of New York City Global Partners. He is a director of major public companies including Macy's Inc, Revlon Inc, PRIMEDIA Inc and UBS Global Asset Management.

        James Edward Healey (67) (independent) BSc (Public Accounting), Honorary Doctor (Commercial Science), Certified Public Accountant (USA), (US citizen)

        Mr Healey joined the Sappi Limited board with effect from July 2004. He has held various senior financial positions in a career spanning 37 years. In 1995, Mr Healey became vice president and treasurer of Bestfoods, formerly CPC International Inc. In 1997, he became executive vice president and chief financial officer of Nabisco Holdings Inc, one of the world's largest snack food manufacturers, a position from which he retired at the end of 2000.

        Deenadayalen (Len) Konar (54) (independent) BCom, MAS, DCom, CA (SA) (South African citizen)

        Previously professor and head of the Department of Accountancy at the University of Durban-Westville, Dr Konar is a member of the King Committee on Corporate Governance, the Securities Regulation Panel and the Institute of Directors. Companies of which he is a non-executive director include Old Mutual South Africa, Illovo Sugar and JD Group. He is acting chairman of Exxaro Resources Limited (previously Kumba Resources Limited) and chairman of Steinhoff International Holdings Limited.

        Helmut Claus-Jürgen Mamsch (64) (independent)(German citizen)

        Mr Mamsch studied economics at Deutsche Aussenhandels-und Verkehrs-Akademie, Bremen and also received training in business administration and shipping in Germany, the UK and Belgium. He worked for 20 years in international trade and shipping. In 1989, he joined VEBA AG (now E ON AG), Germany's largest utility-based conglomerate. From 1993 to 2000, he was a VEBA AG management board member and as from 1998 responsible for their US electronic businesses and their Corporate Strategy and Development.

        In 1997, he joined Logica as a non-executive director and until 2007 was appointed their deputy chairman. Mr Mamsch also serves on the board of Electrocomponents plc and GKN plc.

        John (Jock) David McKenzie (61) (independent) BSc Chemical Engineering (cum laude), MA (South African citizen)

        Mr McKenzie joined the Sappi board after having held senior executive positions globally and in South Africa. He is a former president for Asia, Middle East and Africa Downstream of the Chevron Texaco Corporation and also served as the chairman and chief executive officer of the Caltex Corporation.

        Karen Rohn Osar (59) (independent) MBA, Finance (US citizen)

        Ms Osar was executive vice president and chief financial officer of speciality chemicals company Chemtura Corporation until her retirement in March 2007. Prior to that, she held various senior management and board positions in her career. She was vice president and treasurer for Tenneco Inc and also served as chief financial officer of Westvaco Corporation and as senior vice president and chief financial officer of the merged MeadWestvaco Corporation. Prior to those appointments she spent 19 years at JP Morgan and Company, becoming a managing director of the Investment Banking Group. She currently serves on the boards of Webster Financial Corporation, the BNY Hamilton Funds and Innophos Holdings Inc.

        Bridgette Radebe (48) (independent) BA (Pol Sc and Socio) (South African citizen)

        Ms Radebe was the first black South African deep level hard rock mining entrepreneur in the late 1980s. She has more than a decade of experience in contract mining, mining construction and mergers and acquisitions. Ms Radebe also serves on the board of Mmakau Mining, the Minerals and Mining Development Board and is a founder and board of trustee member of the New Africa Mining Fund.

        Sir Anthony Nigel Russell Rudd (62) (independent) DL, Chartered Accountant (UK citizen)

        Sir Nigel Rudd joined the Sappi board in April 2006. He has held various senior management and board positions in a career spanning more than 35 years. He founded Williams plc in 1982 and the company went on to become one of the largest industrial holding companies in the United Kingdom. He is chairman of BAA Limited and Pendragon plc, deputy chairman of Barclays plc and a non-executive director of BAE Systems plc. He was non-executive chairman of Pilkington plc from August 1994 to June 2006. He was knighted by the Queen for services to the manufacturing industry in 1996 and holds honorary doctorates at both Loughborough and Derby Universities. In 1995, he was awarded the Founding Societies Centenary Award by the Institute of Chartered Accountants. He is a Deputy Lieutenant of Derbyshire and a Freeman of the City of London.

        Franklin Abraham Sonn (69) (independent) BA Hons, HdipEd (South African citizen)

        He was formerly rector of Peninsula Technikon for 17 years and appointed democratic South Africa's first ambassador to the United States. His current board positions amongst others include, chairman of African Star Ventures (Pty) Ltd, Airports Company of South Africa Ltd, Kwezi V3 Engineers (Pty) Ltd and Ekapa Mining (Pty) Ltd. He is non-executive director of Absa Group Ltd, Steinhoff International Holdings Ltd, Pioneer Food

Group Ltd, RGA Reinsurance Co of SA Ltd, Metropolitan Holdings Ltd, Macsteel Service Centres (Pty) Ltd and Xinergistix Ltd.

Executive directors

        Roeloff (Ralph) Jacobus Boëttger (47) BAcc Hons, CA (SA), Chief executive officer (South African citizen)

        At the age of 34, Mr Boëttger was appointed chief executive officer of Safair and the next year appointed to the executive committee of Safmarine Limited. From 1998 until July 2007, he was the chairman of the Aviation Division with Imperial Holdings Limited following Imperial's acquisition of Safair and from 2002, he was an executive director of Imperial Holdings with responsibility for their local and international logistics operations, the aviation division and the heavy commercial vehicle distribution operations. His field of responsibility encompassed businesses operating in Southern Africa, numerous European countries, the Middle East and Asia. Mr Boëttger was appointed chief executive of Sappi Limited in July 2007.

        Mark Richard Thompson (56) BCom, BAcc, LLB, CA (SA), Chief financial officer (South African citizen)

        Mr Thompson joined Sappi in 1999 as group corporate counsel and was appointed to his present position in August 2006 when he was also appointed to the board of Sappi. Prior to joining Sappi, he was group treasurer at Anglo American, managing director of Discount House Merchant Bank and previously head of the corporate finance division of Central Merchant Bank.

Senior Management

        Mark Gardner (53) BSc, Chief Executive Officer of Sappi Fine Paper North America

        Mr Gardner joined Sappi in 1981. Prior to accepting the position of President and Chief Executive Officer, Mr Gardner held the roles of Vice President Manufacturing and Vice President, Supply Chain. He has also worked in a variety of production management roles, including Production Manager at the Westbrook mill, Paper mill Manager at the Somerset mill, Managing Director at the Muskegon mill and Director of Engineering and Manufacturing Technology position at the regional head office in Boston. He holds a B.Sc. degree in Industrial Technology from the University of Southern Maine.

        Robert Darsie Hope (56), BA (Hons) Economics, MRICS, Group Head Strategic Development

        Since joining Sappi in 1976, Mr Hope has held a number of management roles including General Manager of Sappi Sawmills, Managing Director of Sappi Trading and is currently Group Head Strategic Development.

        Jan Harm Labuschagne (48) B.Com (Hons), CA (SA), Chief Executive Officer of Sappi Southern Africa

        Mr Labuschagne joined Sappi in 1992 as Divisional Financial Controller. In 1996, he was appointed as Financial Director of the Timber Industries Division. Subsequent to Sappi's acquisition of the KNP Leykam in Europe, he was seconded to the newly formed European head office in Brussels as Director Accounting. In 2002 he was appointed as Financial Director of Sappi Forest Products operations. He was appointed to his current position in January 2007. Mr Labuschagne was appointed a Board member of the South African Institute of Chartered Accountants in 2006, and is Chairman of their Commerce and Industry Committee and a member of their Audit Committee and the Enterprise and Socio Economic Development Committee.

        Andrea Rossi (54) BSc Eng. (Hons), C.Eng, Group Head Technology

        Mr Rossi joined Sappi in 1989. Prior to accepting the position of Group Head Technology, Andrea held the roles of Project Director of the Sappi Saiccor Amakhulu Expansion project, Strategic Projects Director of Sappi Forest Products, Sappi Kraft Manufacturing Director, Managing Director Sappi Forests, General Manager Enstra mill, Project Director Enstra mill expansion, Project Manager for the Sappi Saiccor Mkomazi Expansion and Engineering Services for Sappi Management Services.

        Lucia Adele Swartz (51) BA, Dip HR., Group Head Human Resources

        Ms Swartz joined Sappi in May 2002. Prior to joining Sappi she worked for the Seagram Spirits and Wine Group as Human Resources Director, Global Functions based in New York. She holds a BA in Psychology and Geography from the University of the Western Cape and a Diploma in Human Resources from the Peninsula Technikon.

        Alexander van Coller Thiel (47) BSc, Mech Eng, MBA, Integration Executive

        Mr Thiel joined Sappi in December 1989 as the Executive Assistant to the Executive Chairman in Johannesburg. In April 1993, as part of Sappi's expansion into Europe, he moved to Brussels as the Administration Manager reporting to the Managing Director of Sappi Europe. With the creation of Sappi Fine Paper Europe he was appointed in February 1998 as Manager Marketing Intelligence, reporting to the Sales and Marketing Director. In January 2003 he became the Director Logistics for Sappi Fine Paper Europe, reporting to the Chief Executive Officer of Sappi Fine Paper Europe. He was appointed as Group Head Procurement at Sappi Limited in January 2008.

        Berend (Berry) John Wiersum (53) MA, Chief Executive Officer of Sappi Fine Paper Europe

        Mr Wiersum joined Sappi in January 2007 as Chief Executive Officer Sappi Fine Paper Europe. Prior to joining Sappi, Berry was a freelance mergers and acquisitions consultant for one year. He previously was Managing Director Kappa Packaging and member of the management board in Eindhoven (The Netherlands). He holds a masters degree in medieval & modern history from St. Andrews University Scotland.

Executive Officers

        The Executive Directors and the people listed as senior management above are the Executive Officers of Sappi.

Board Practices

        At every annual general meeting, as near as possible to, but not less than, one third of the directors are required to retire from office but are eligible for re-election. The directors to retire are those who have been longest in office since their last election, or as between directors who have been in office for an equal length of time since their last election, in the absence of agreement, determined by lot. In addition, the appointment of any director appointed since the last annual general meeting will be required to be confirmed. Any director so appointed will also retire at the meeting and be eligible for re-election.

        Following the Board's decision to split the roles of Chairman and Chief Executive Officer, Jonathan Leslie was appointed as director and Chief Executive of Sappi Limited effective from April 2003 and Eugene van As was appointed as Non-Executive Chairman. However, subsequent to Mr Leslie's resignation in March 2006, at the request of the Board, Mr van As agreed to assume executive responsibilities for the Group until the appointment of a new chief executive. At the same time, Mr D.C. Brink was appointed senior independent director by the Board. Following Roeloff (Ralph) Boëttger's appointment as Chief Executive Officer from July 2007, Mr van As handed over his executive responsibilities to Mr Boëttger in August 2007.

        The following table sets forth the terms of office of the Directors.

Name	Start of term	Latest date of end of term
Roeloff Jacobus Boëttger	2008	2013
David Charles Brink	2007	2009
Daniël Christiaan Cronjé	2008	2011
Meyer Feldberg	2007	2009
James Edward Healey	2007	2009
Deenadayalen Konar	2008	2011
Helmut Claus-Jürgen Mamsch	2007	2009
John David McKenzie	2008	2011
Karen Rohn Osar	2008	2011
Bridgette Radebe	2008	2011
Sir Nigel Anthony Russell Rudd	2007	2010
Franklin Abraham Sonn	2008	2009
Mark Richard Thompson	2007	2010

        No retirement or other benefits arise from the retirement of Directors by rotation or on termination for any other reason.

Compensation

        The non-executive directors fees are proposed by the Executive Committee and agreed by the Compensation Committee and approved by the Board, subject to final approval by shareholders. In addition to these non-executive directors fees, in fiscal 2008 Sappi compensated Mr E van As for consultation through the payment of US$ 16,825 (ZAR 125,000). For fiscal 2007 Mr van As received compensation of US$ 696,953 (ZAR 5 million).

        See notes 34 to 36 to our Group annual financial statements contained elsewhere in this Annual Report for details, by director, on Directors' remuneration, Directors' service contracts, Directors' interests and Directors' participation in the Sappi Limited Share Incentive Trust and Sappi Limited Performance Share Incentive Plan.

        See note 31 to our Group annual financial statements for details of payments to senior management which is reflected under related party interests.

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

        The Audit Committee consists of five independent non-executive directors of the Board (David Charles Brink, James Edward Healey, Deenadayalen Konar (Chairman), Helmut Claus Jürgen Mamsch and Karen Rohn Osar) and is directed by a specific mandate from the Board. The adequacy of the mandate is reviewed and reassessed annually. The Audit Committee meets with senior management, which includes the Chief Executive Officer and the Chief Financial Officer, at least four times a year. The external and internal auditors attend these meetings and have unrestricted access to the Committee and its Chairman. The Audit Committee also meets at least once per year with the management Disclosure Committee. The external and internal auditors meet privately with the Audit Committee Chairman on a regular basis. The Audit Committee Chairman attends the annual general meeting. Deenadayalen Konar has been designated as the Audit Committee's financial expert.

        Regional audit committees exist in the three major regions and are chaired by independent non-executive directors. These committees have a mandate from the Group's audit committee, to whom they report on a regular basis, and they meet at least four times per year.

Nomination and Governance Committee

        The Nomination and Governance Committee of the Board consists of five independent non-executive directors (Daniël Christiaan Cronjé, the chairman of the Group, David Charles Brink, Meyer Feldberg (Chairman), Sir Anthony Nigel Russell Rudd and Franklin Abraham Sonn). The Committee considers the composition of the Board, retirements and appointments of additional and replacement non-executive directors and makes appropriate recommendations to the Board. The Chief Executive Officer attends meetings by invitation.

Human Resources Committee

        The Human Resources Committee of the Board consists of three independent non-executive directors (Daniël Christiaan Cronjé, the chairman of the Group, and of the Human Resources Committee, James Edward Healey, Deenadayalen Konar and Bridgette Radebe). The responsibilities of the Committee are, among other things, to determine human resource policy and strategy. Human Resources Committees exist for all the company's major operating subsidiaries outside of southern Africa.

 Compensation Committee

        The Compensation Committee of the Board consists of five independent non-executive directors (David Charles Brink (Chairman), Meyer Feldberg, Helmut Claus-Jürgen Mamsch, John "Jock" David McKenzie and Sir Nigel Rudd). The responsibilities of the Committee are mainly to determine the remuneration and incentives in respect of the Chief Executive Officer and those executives reporting directly to the Chief Executive Officer.

Employees

        The following table sets forth the number of employees as at the close of each fiscal year ended September.

	2008	2007	2006
Sappi Fine Paper
North America	2,571	2,639	2,630
Europe	4,896	4,944	5,163
Southern Africa	1,870	1,896	1,910
Sappi Forest Products	5,575	5,358	5,251
Sappi Trading	153	154	154
Corporate Office	91	90	91

Total	15,156	15,081	15,199

North America

        Approximately 61% of employees are represented by twelve collective bargaining agreements with seven different unions. The majority of Sappi North America's hourly employees are represented by the United Steelworkers (USW) union. The labor contracts with the USW expire in May 2009, November 2009, August 2010 and August 2011 respectively for the Cloquet, Muskegon, Somerset and Westbrook mills.

        Sappi Fine Paper North America has experienced no work stoppage in the past seventeen years and believes that its relationship with its employees is satisfactory. While we hope to reach agreements with our unions when the contracts expire, in the event that agreements cannot be reached and a prolonged work stoppage that results in a curtailment of output ensues at any of these sites, our business could be negatively affected.

Europe

        The European restructuring plan was introduced in fiscal 2006. The original number of employees expected to be impacted by this plan was 650. From a total of 650, 450 employees were expected to receive termination benefits. The remaining number of 200 employees was comprised of those who were employed on a contractual basis as well as employees nearing retirement. The number of employees expected to receive termination benefits was revised from 450 to 357 at September 2007 and further revised to 347 at the end of fiscal 2008 of which 333 have already been impacted. This restructuring is as a result of detailed diagnostics and redesign of our systems, processes and structures to improve cost efficiencies and to position our organization for growth.

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

        In August 2008 we announced that we had undertaken a review of our European production activities in response to overcapacity and significant input cost pressure, and in accordance with our strategy of maintaining an efficient asset base. In that context, we reached an agreement with labor representatives at our Blackburn mill on September 22, 2008, pursuant to which the mill closed on November 12, 2008 as no buyer could be found before that date. Production at the Blackburn mill stopped on October 17, 2008. On December 19, 2008 we also ceased production from PM 5 at our Maastricht mill. As a result of the closure of our Blackburn mill and upon cessation of production from PM 5 at our Maastricht mill, our coated graphic fine paper capacity will be reduced by 190,000 tonnes. Profitable products will be moved to other facilities in Europe. See "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Mill Closures, Acquisitions, Dispositions, Impairment and Joint Ventures".

Southern Africa

        In southern Africa, we operate within a unionized environment. There are five recognized unions, namely: Chemical, Energy, Paper, Printing, Wood Allied Workers' Union (CEPPWAWU); United Association of South Africa (UASA); Solidarity; South African Agricultural & Plantations Allied Workers Union (SAAPAWU); Swaziland Agricultural & Plantations Allied Workers Union (SWAPAWU). The unions act jointly via a Bargaining Council in most instances to leverage on collective power. At Usutu (Swaziland), union negotiations are conducted at plant level.

        In South Africa, collective bargaining takes place under the auspices of the Bargaining Council for the Wood and Paper Sector. This council was registered in August 2006. The first round of negotiations under the newly registered Bargaining Council took place in 2007. These negotiations were concluded peacefully despite the frequency of strikes in various industries at large. The second round of negotiations under the auspices of the Bargaining Council commenced at the end of May 2008 and was concluded at the end of June 2008. Once again these negotiations were concluded without work stoppages despite tough economic conditions prevailing at that time. Negotiations at Usutu commenced in March 2008 and were completed in June 2008. These negotiations were preceded by negotiation training for both managers and unions which assisted in building the capacity and understanding of negotiators from both sides and is expected to yield positive results by improving relationships between the parties going forward.

        Apart from Collective Bargaining on remuneration and conditions of employment at a central level, engagement takes place at company level and at plant level on initiatives designed to improve company performance.

        In Southern Africa, we have developed a comprehensive program to address HIV prevention and health care. The aim is to minimize the impact of HIV / AIDS on employees through integrated response strategies that focus on prevention and treatment as well as empowering employees through knowledge and awareness of the pandemic.

        Our HIV / AIDS response strategy places special emphasis on testing and counselling as a means of controlling the pandemic. Since August 2002, our medical care for employees has included treatment to prevent mother to child transmission. Anti-retroviral treatment has been offered to HIV-infected permanent employees from the beginning of 2003. Approximately 45% of our employees that are predicted HIV positive are registered on managed care programs. Industry norm figures indicate a registration rate on treatment programs of between 18.2% and 28%. We have been very successful in encouraging employees to join the voluntary counselling and testing programs and where appropriate, ensure the registration on treatment programs.

        The Employment Equity Act (No. 55 of 1998) requires employers who employ 50 or more employees to implement affirmative action measures designed to ensure that suitably qualified persons from previously disadvantaged groups have equal opportunities and are equitably represented in the workforce. The provisions of the Employment Equity Act which pertain to the prohibition of unfair discrimination, the monitoring by employees and trade union representatives of compliance with the Act, the institution of legal proceedings concerning contraventions of the Act, the protection of employee rights and the formulation of codes of good practice and regulations pertaining to the Act were implemented on August 9, 1999. The implementation of the balance of the Act, dealing primarily with affirmative action measures, commenced on December 1, 1999. As required by the Act, we drafted employment equity plans after consultation with representative employee forums and has submitted the prescribed reports to the Department of Labour as from May 2000. In October 2008, we submitted an annual employment equity report and plan for the next two years.

        The Skills Development Act (No. 97 of 1998), which came into force on September 10, 1999, provided an institutional framework to devise and implement workplace strategies in order to develop and improve the skills of the South African workforce. The financing of skills development is provided for under the Skills Development Levies Act by means of a levy / grant system.

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

        The national education and training initiative for the Pulp and Paper Industry commenced in fiscal 2007 under the auspices of PAMSA (Paper Manufacturers Association of South Africa). Funding of learners has been obtained with an initial amount of US$ 3.2 million allocated from the Central Government National Skills Fund. A further US$ 1.5 million has been allocated to the Pulp and Paper Industry by the FIETA (Forest Industry Education and Training Authority). We plan to double our trainee and learnership complement over the next eighteen months through several initiatives, including sponsoring students from communities near our mills, providing employees with formal recognition of their acquired experience and promoting our industry as a career path for students.

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

The Sappi Limited Performance Share Incentive Trust ("Plan")

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

        For a detailed description of the Scheme, the Plan see note 29 to our Group annual financial statements included elsewhere in this Annual Report.

Directors and Senior Management

        As of September, 2008, certain Directors and Senior Management of Sappi had been granted an aggregate of 339,954 Share Options, 348,500 Allocation Shares and 916,000 Performance Shares. None of the Directors and Senior Management of Sappi holds more than 1% of our issued share capital. See notes 34 to 36 to our Group Annual Financial Statements contained elsewhere in this Annual Report for details individually by director and for senior management, of participation in the Sappi Limited Share Incentive Trust and the Sappi Limited Performance Share Incentive Trust.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information with respect to the ownership of the ordinary shares, R1.00 par value, of Sappi Limited by the shareholders of record of Sappi Limited as of November 30, 2008, holding 5% or more of the outstanding ordinary shares. This table does not reflect the rights issue as more recent shareholder information including the rights issue, is not readily available at the latest practical date.

Name of Registered Holder	Number of Shares	Percentage
Nedcor Bank Nominees Limited(1)	67,623,515	29.5
Standard Bank Nominees (Transvaal) (Proprietary) Limited(1)(2)	65,143,916	28.4
First National Nominees (Proprietary) Limited(1)	52,463,221	22.9
ABSA Nominees (Proprietary) Limited(1)	19,619,871	8.6
Industrial Development Corporation of South Africa Limited	15,420,640	6.7
All Directors and Executive Officers as a Group	78,619	0.03

(1)
The registered holders have advised us that they hold shares for numerous clients.

(2)
Includes all the ADS shares which are held through the Standard Bank Nominees (Transvaal) (Proprietary) Limited.

        The authorized share capital of Sappi Limited consisted of 325,000,000 shares as of September 28, 2008, and was increased to 1,325,000,000 on November 4, 2008. As of November 30, 2008, the issued share capital consisted of 239,071,892 shares. Due to shares bought back and being held in a subsidiary company, the issued share capital, less treasury shares, was 229,165,231 as of November 30, 2008. It is common in South Africa for shares to be held through nominees. As of November 30, 2008, the five largest shareholders of record (four of which are nominees) owned approximately 96% of the shares. We believe that, as of November 30, 2008, based on registered addresses and disclosure by nominee companies, 17% of our shares were held beneficially in North America, 68% of our shares were held beneficially in South Africa and 15% of our shares were held beneficially in Europe and elsewhere, excluding the shares owned by our subsidiaries.

        On November 30, 2008, there were 39 registered holders of ADSs (including Cede & Co., the nominee for DTC) holding 8,958,805 ADSs, representing 3.9% of our issued share capital.

        Pursuant to the Companies Amendment Act Number 37 of 1999, where securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interest in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every three-month period to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and price of securities issued by that issuer held on behalf of each such person. We have authorized JP Morgan Cazenove to conduct a monthly investigation into the beneficial ownership of Sappi Limited shares including those in nominee holdings. All beneficial holdings are investigated to determine whether there are any shareholders who hold 5% or more of our shares and these investigations have as of September 30, 2008, revealed the following beneficial holders of more than 5% of the issued share capital of Sappi Limited:

Name of Shareholder	Number of Shares	Percentage
Public Investment Commissioner (South Africa)	25,217,243	11.0
Industrial Development Corporation (South Africa)	15,420,640	6.7

        Further, as a result of these investigations, we have ascertained that some of the shares registered in the names of the nominee holders are managed by various fund managers and that, as of September 30, 2008, the following fund managers were responsible for 5% or more of the issued share capital of Sappi Limited.

Name of Fund Manager	Number of Shares Managed	Percentage
Allan Gray Limited	56,985,946	24.9
Old Mutual Investment Group (SA)	19,977,297	8.7
Rand Merchant Bank	15,618,872	6.8

        Under South African law, there is no obligation on the part of our shareholders to disclose to us arrangements or understandings that may exists between or amongst them with respect to the holding or voting of shares unless such arrangement or understanding constitutes an affected transaction under the Securities Regulation Code on Takeovers and Mergers. An "affected transaction" means, among other things, any transaction which has or will have the effect of vesting control of any company in any person or two or more persons acting in concert in whom control did not vest prior to such transaction or scheme. Control is defined with reference to a specified percentage, which is currently 35% of the entire issued share capital of a company. The major shareholders have no different voting rights.

        In November and December 2008, Sappi conducted a renounceable rights offer of 286,886,270 new ordinary shares of ZAR 1.00 each to qualifying Sappi shareholders recorded in the shareholders register at the close of business on Friday November 21, 2008, at a subscription price of ZAR 20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The rights offer was fully subscribed and the shareholders received their shares on December 15, 2008. The rights offer raised ZAR 5,815,184,693 which was used to partially finance the Acquisition and related costs.

        On December 31, 2008, a € 50 million equivalent in ZAR portion of the Acquisition consideration was funded through the issue of 11,159,702 ordinary shares of Sappi Limited to M-Real Corporation (the "Consideration Shares"), with the actual number of such Consideration Shares having been determined based on the average weighted closing price of the shares and certain adjustments in respect of the rights offering and other anti-dilutive protections.

        All shareholdings stated above are prior to the rights issue to shareholders and therefore do not take into account the dilution effect.

Related Party Transactions

        For information on related party transactions, see note 31 to our Group annual financial statements contained elsewhere in this Annual Report.

        In November and December 2008, Sappi conducted a renounceable rights offer of 286,886,270 new ordinary shares of ZAR 1.00 each to qualifying Sappi shareholders recorded in the shareholders register at the close of business on Friday November 21, 2008, at a subscription price of ZAR 20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The rights offer was fully subscribed and the shareholders received their shares on December 15, 2008. The rights offer raised ZAR 5,815,184,693 which was used to partially finance the Acquisition and related costs.

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

        The State of Maine had its first hearing in December 2008 to determine whether it will require Sappi Fine Paper North America to install a fishway at its Cumberland mills dam on the Presumpscot River. A fishway on the Cumberland mills dam would trigger the obligation to install fishways at Sappi Fine Paper North America's dams upstream of the Cumberland mills dam, to allow natural fish migration and thus promote the restoration of native species to the river. The total cost of these projects, if required, is estimated to be approximately US$ 18 million. Previous settlement discussions with government agencies and environmental groups regarding the removal of the Cumberland mills dam were not successful. It is expected that a decision will be made by the State by June 2009.

South Africa

        The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. This process is expected to continue for many years. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues. To date, we have been notified of 27 formal Land Claims made in respect of portions of our plantations in the Mpumalanga area, and 37 others made in respect of portions of our plantations in KwaZulu-Natal. Four of the claims in KwaZulu-Natal are in the process of being settled. The remaining claims have not been finalized and are still under investigation by the Regional Land Claims Commissioner.

Dividend Policy

        Our policy is to consider dividends on an annual basis and to declare cash dividends in US Dollars. We declared a dividend number 84 of 32 US cents per ordinary share for fiscal 2007. South African shareholders will be paid the Rand equivalent of the US Dollar denominated declaration. Taking into account recent factors including the rights offer to shareholders and the macro economic and global financial market conditions, the Sappi Board decided in November 2008 to rebase the dividend. On November 6, 2008, we announced a dividend in respect of ordinary shares of 16 US cent per share, which was paid on all ordinary shares in issue on November 28, 2008 and paid on December 2, 2008, which was prior to the completion of the rights offer to shareholders.

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

        In accordance with South African common law, dividends may be declared only out of distributable profits. Holders of American Depositary Receipts (ADRs) on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the Deposit Agreement among us, The Bank of New York Mellon and the ADR holders (the "Deposit Agreement"). There is no restriction under South African exchange control regulations on the free transferability of cash dividends to non-resident shareholders or ADS holders. See "Item 10—Additional Information—Exchange Controls".

        We are not currently obliged to withhold any form of tax on dividends paid to non-residents of South Africa. South African companies pay Secondary Tax on Companies ("STC") at the flat rate of 10% in respect of the amount of dividends declared by the company less certain dividends which accrue to the company during its relevant "dividend cycle". However, it has been proposed in 2008 that STC levied on South African tax resident companies declaring dividends will be replaced by a dividend withholding tax levied on the shareholders at a rate of 10%. This change is proposed to be introduced in 2009 but is dependent on the re-negotiation of a number of double tax agreements by South Africa to ensure that South Africa has the right to impose withholding tax of at least 5%. See "Item 10—Additional Information—Taxation".

Significant Changes

        Subsequent to the end of fiscal 2008 Sappi acquired M-real Corporation's coated graphics paper business for € 750 million. See "Item 4—Information on the Company—Business Overview—The Acquisition of M-real Corporation's Coated Graphic Paper Business"; "Item 5—operating and Financial Review and Prospects—Acquisitions, Expansions, Restructurings and Cost Reduction Initiatives—Acquisition of M-real Corporation's coated graphic paper business"; and "Item 19—Exhibit 4.15".

        In November and December 2008, Sappi conducted a renounceable rights offer of 286,886,270 new ordinary shares of ZAR 1.00 each to qualifying Sappi shareholders recorded in the shareholders register at the close of business on Friday November 21, 2008, at a subscription price of ZAR 20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The rights offer was fully subscribed and the shareholders received their shares on December 15, 2008. The rights offer raised ZAR 5,815,184,693 which was used to partly finance the Acquisition and related costs.

        On December 31, 2008, a € 50 million equivalent in ZAR portion of the Acquisition consideration was funded through the issue of 11,159,702 ordinary shares of Sappi Limited to M-Real Corporation (the "Consideration Shares"), with the actual number of such Consideration Shares having been determined based on the average weighted closing price of the shares and certain adjustments in respect of the rights offering and other anti-dilutive protections.

ITEM 9.    THE OFFER AND LISTING

Offer and Listing Details

        The table below sets forth, for the periods indicated, the high and low prices of trading activity in the shares on the JSE, as reported by the JSE and adjusted for the dilution effects of the rights issue discussed below; and the high and low prices of trading activity in the ADSs on the New York Stock Exchange ("NYSE"), as reported by the NYSE and adjusted for the dilution effects of the rights issue discussed below.

        In November and December 2008, Sappi conducted a renounceable rights offer of 286,886,270 new ordinary shares of ZAR 1.00 each to qualifying Sappi shareholders recorded in the shareholders register at the close of business on Friday November 21, 2008, at a subscription price of ZAR 20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The rights offer was fully subscribed and the shareholders received their shares on December 15, 2008. The rights offer raised ZAR 5,815,184,693 which was used to partly finance the Acquisition and related costs.

	Shares		ADSs
	High(1)	Low(1)	High(1)	Low(1)
	(SA cents per share)		($ per ADS)
Annual highs and lows
Fiscal 2008	7,661	4,700	9.98	5.72
Fiscal 2007	8,824	6,263	12.24	7.88
Fiscal 2006	6,389	3,948	9.62	5.98
Fiscal 2005	6,008	3,675	9.41	6.00
Fiscal 2004	6,612	4,990	10.04	7.97
Quarterly highs and lows
2009
First quarter	5,403	2,668	6.41	2.18
2008
Fourth quarter	5,964	4,555	7.71	5.72
Third quarter	7,661	5,938	9.76	7.24
Second quarter	6,422	4,768	9.00	6.61
First quarter	6,800	5,703	9.98	7.78
2007
Fourth quarter	8,393	6,324	12.00	8.38
Third quarter	8,824	7,655	12.53	10.14
Second quarter	7,312	6,263	10.34	7.99
First quarter	7,566	6,263	10.79	7.88
Monthly highs and lows
2008
December	4,130	2,668	3.97	2.56
November	4,700	3,127	4.18	2.18
October	5,403	3,249	6.41	2.91
September	5,836	4,803	6.94	5.72
August	5,964	4,555	7.71	6.25
July	6,135	4,578	7.64	6.24

(1)
Historical share prices shown in the table above have been adjusted by 1.58 (an adjustment factor) for the effect of the issuance of 286,886,270 new ordinary shares of ZAR 1.00 each, at a subscription price of ZAR 20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The adjustment factor applied to historical share prices was based on the theoretical ex-rights price ("TERP") calculation shown below.

  TERP is the [(Number of new shares multiplied by the Subscription price) plus the (Number of shares held multiplied by the Ex-dividend share price)] all divided by the (Number of new shares plus the number of shares held prior to the rights offer).

  The adjustment factor of 1.58 is calculated using the Pre-announcement price dividend by the TERP.

        On January 15, 2009, the closing price for our shares on the JSE was 3,700 SA cents per share and the closing price of the ADSs on the NYSE was US$ 3.60 per ADS.

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

        On October 26, 1999, Sappi and The Bank of New York amended the Deposit Agreement to change, with effect from October 27, 1999, the number of ordinary shares represented by each ADS from 10 ordinary shares per ADS to one ordinary share per ADS.

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

        The market capitalization of South African equity securities was approximately US$ 547 billion as at September 30, 2008. The actual float available for public trading is significantly smaller than the aggregate market capitalization because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization at the end of the period) was 48.7% for the 12 months ended September 30, 2008. As of the end of September 2008, there were 424 listed companies on the JSE.

        Following the introduction of the FTSE / JSE free float indices, the FTSE / JSE All Share Index includes those companies that make up the top 99% of the total pre-float market capitalization of all companies listed on the JSE. The three main sectors in the market are Resources, Financials and Industrials. As of September 30, 2008, the All Share Index included 165 companies. The Resources Index, Industrial Index and Financial Index included 24, 93 and 48 companies respectively, and accounted for approximately 31%, 29% and 14%, respectively, of the total market capitalization of the JSE.

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

        Shares may not be traded on the JSE unless they have been dematerialized through STRATE. Contractual, rolling settlement has been introduced by the JSE in order to increase the speed, certainty and efficiency of the settlement mechanism and to fall into line with international practices. While settlement on the JSE is currently made five days after each trade (T+5), the JSE in conjunction with STRATE is exploring with the industry how best to reduce the settlement period further (to T+3) without introducing undue risk.

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

        The remuneration of the Directors for their services as such shall be determined from time to time by a general meeting, save that in the discretion of the Board, there may in each year be paid out of the funds of Sappi Limited to, and divided among, the Directors who have held office during the year in respect of which the remuneration is to be paid, a sum, by way of remuneration for their services as Directors, not exceeding

ZAR 3 million (approximately US$ 370,000), which remuneration shall be paid in such proportions as shall be determined by the Directors or a majority of them. If any Director is required to perform extra services or reside abroad or is otherwise specially occupied about Sappi Limited's business, he is entitled to receive remuneration to be fixed by the Directors (either in addition to, or in substitution for, the aforementioned remuneration). The Directors shall be paid all their traveling and other expenses properly and necessarily expended by them in and about the business of Sappi Limited.

        The Directors may exercise all the powers of Sappi Limited to borrow money and to mortgage or charge its undertaking and property or any part thereof and to issue debentures, which may be issued at par, at a discount or at a premium, and other securities. The borrowings will be restricted so that, except with the previous sanction of an ordinary resolution of Sappi Limited in general meeting, the aggregate principal amount outstanding of all moneys borrowed by Sappi Limited and / or any of its subsidiaries will not at any time exceed an amount equal to 2.5 times the aggregate of the nominal amount of the issued share capital of Sappi Limited and the total of the amounts standing to the credit of the combined capital and revenue reserve accounts of Sappi Limited and its subsidiaries (including any share premium account, capital redemption reserve fund and retained surplus after deducting the amounts of any debit balance in the income statement but excluding sums set aside for taxation and amounts attributable to outside shareholders in subsidiaries), as shown in the latest consolidated balance sheet, adjusted as may be necessary in respect of any variation in the share premium account of Sappi Limited since the date of the latest audited balance sheet.

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

        The company secretary of Sappi is Sappi Management Services (Pty) Limited.

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

Register of Members

        Sappi Limited keeps a register of Shareholders in South Africa and Jersey, Channel Islands. Sappi Limited may keep a branch share register in any foreign country, subject to the approval of the South African Reserve Bank.

 Share Capital

        Our authorized share capital consists of 1,325,000,000 ordinary shares with a par value ZAR 1.00 per share following an increase from 325,000,000 to 1,325,000,000 on November 4, 2008, as approved by shareholder resolution on November 3, 2008. All our ordinary shares in issue rank pari passu with each other and are fully paid and not subject to calls for additional payments of any kind. Trading in our ordinary shares has been dematerialized under the terms of the STRATE initiative of the JSE, and the provisions of section 91A of the Companies Act relating to uncertified securities apply in respect of those shares which have been dematerialized.

        The ADSs trade on the NYSE. The rights of holders of ADSs are governed by the Deposit Agreement pursuant to which the ADSs are issued and such rights differ in certain respects from the rights of holders of ordinary shares.

Dividends

        Sappi Limited in a general meeting or the Board may, from time to time, declare a dividend to be paid to the registered holders of shares (the "Shareholders") in proportion to the number of ordinary shares held by them. No dividend on ordinary shares will bear interest. Dividends are declared payable to Shareholders registered as such on a date subsequent to the date of the declaration of the dividend as determined by the Board. This date may not be less than 14 days after the date of the publication of the announcement of the declaration of the dividend.

        Sappi Limited in a general meeting may not declare a dividend in excess of the amount recommended by the Board. All unclaimed dividends may be retained by Sappi Limited, invested or otherwise utilized by the Board for the benefit of Sappi Limited until claimed; provided that dividends unclaimed after a period of twelve years may be declared forfeited by the Board. Forfeited dividends revert to Sappi Limited and may be dealt with by the Directors as they deem fit.

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

        Sappi Limited in a general meeting may upon the recommendation of the Board resolve to capitalize all or any part of the amount of the undivided profits, reserves resulting from a sale or revaluation of assets of Sappi Limited or premium created on the issue of any shares or debentures and may apply such sums in paying up unissued shares of Sappi Limited to be issued as fully paid capitalization shares to Shareholders.

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

        Subject to the provisions of the Companies Act and the listings requirements of the JSE, Sappi Limited may reduce its issued share capital, share premium, stated capital, reserves (including statutory non-distributable reserves) and / or capital redemption reserve fund by way of an ordinary resolution of shareholders in general meeting and a resolution of directors. Similarly, subject to the provisions of the Companies Act and the requirements of the JSE, Sappi Limited may by way of an ordinary resolution of shareholders in general meeting and a resolution of directors make payments to its shareholders, whether or not such payments result in a reduction of the issued share capital, share premium, stated capital, reserves (including statutory non-distributable reserves) and / or any capital redemption reserve fund. An ordinary resolution of shareholders is not, however, required for the payment of dividends.

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

        Notice under the Articles must be given or served on any Shareholder or Director, as the case may be, either by delivery, electronic mail, facsimile or by sending it through the post. Any notice to Shareholders must simultaneously be given to the secretary or other suitable official of any recognized stock exchange on which the shares of Sappi Limited are listed in accordance with the requirements of that stock exchange. Every such notice shall be deemed, unless the contrary is proved, to have been received, if it is delivered, on the date on which it is so delivered, if it is sent by post, on the day on which it is posted, if it is sent by electronic mail, on the day it was sent or, if it is sent by facsimile, on the day on which it was successfully transmitted.

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

South African Companies Bill, 2008

        The South African Companies Bill, 2008 (the "Bill"), was passed by Parliament, on November 20, 2008 but at date of filing had not yet been signed into law by the State President. Once assented to by the State President and proclaimed, the Bill will replace the current Companies Act, 1973 (as amended), in its entirety. It is not currently known whether the State President will assent to the Bill as passed and if assented to, when it will be promulgated.

        The aims and purposes of the Bill which are set out in the summary of the Bill, are to provide for, inter alia, the incorporation, registration, capitalization, organization and management of for-profit, and not-for-profit, companies; to define the relationships between companies and their respective shareholders or members and directors; to provide for equitable and efficient mergers, amalgamations and takeovers of companies, and for efficient rescue of failing companies; to provide appropriate legal redress for investors and third parties with respect to companies; to establish a commission and a takeover regulation panel to administer the requirements of the act with respect to companies, and a companies ombud to facilitate alternative dispute resolution and to review decisions of the commission and the takeover regulation panel, and a Financial Reporting Standards Council ("FRSC") to advise on requirements for financial record keeping and reporting by companies and to repeal the existing Companies Act and to provide for incidental matters.

        The Bill introduces a number of new requirements that public companies, such as Sappi, need to comply with. In addition to the accountability requirements applicable to all companies, as set out in the Bill, public companies are, required to comply with additional and more onerous accountability requirements. These include inter alia:

  (a)
  the appointment of a company secretary, who must be knowledgeable and experienced as a company secretary and who must be a permanent resident of South Africa;

  (b)
  the appointment, at its annual general meeting, of an auditor who must, in the opinion of the company's audit committee, be 'independent' of the company. The same individual is prohibited, from serving as the auditor (or designated auditor, as the case may be) for more than five consecutive years. Auditors whose appointment endures for two or more consecutive years and then terminates are prohibited from being appointed as the auditors of that company again for a period of at least two further financial years;

  (c)
  the appointment, at every annual general meeting of an audit committee, which must comprise of at least three members who are independent directors of the company and who will be required to comply with minimum qualification requirements as prescribed by the Minister of Trade and Industry, from time to time. The main functions of the audit committee are, inter alia, to: nominate for appointment the auditor of the company, who in the opinion of the committee, is 'independent' of the company; determine the auditor's fees and terms of engagement and to make submissions to the company's board concerning the company's accounting policies, financial control, records and reporting.

Financial Statements

        The Bill introduces the requirement that all financial statements provided by a company, (including annual financial statements) must, inter alia, comply with the standards prescribed by the Minister of Trade and Industry, after consultation with the FRSC, a sixteen-member body established in terms of the Bill. The Bill stipulates that the financial statements of public companies must comply with IFRS. Financial reporting standards, applicable to public companies, may be issued by the Minister of Trade and Industry by publication in the Government Gazette from time to time on the advice of the FRSC. The financial reporting standards under the Bill are more onerous than the current standards. The FRSC must ensure that financial reporting standards accord with IFRS and promote issued and consistent accounting practices.

        Under the Bill, a public company and each of its directors or officers who knowingly is a party to the preparation, approval, dissemination or publication of any financial statements (including annual financial statements) which are materially false or misleading or which do not otherwise comply with the requirements set out in the Bill, will be guilty of an offense. It is also an offense for any person to be a party to the preparation, approval, publication, issue or supply of a financial report that is false or misleading in a material respect if such person knows or ought reasonably to suspect that it is false or misleading.

Material Contracts

        On September 25, 2007, Sappi Manufacturing issued a second tranche of ZAR 1 billion (US$ 146 million) Senior Unsecured Fixed Rate Notes ("the second tranche") under the Program at a fixed interest rate of 10.64%. The interest on the securities issued under the second tranche is payable semi-annually on April 14 and October 14 of each year, commencing on April 14, 2008. The securities issued under the second tranche mature on October 14, 2011. Sappi Manufacturing has also agreed to observe certain undertakings with respect to the securities including limitations on encumbrances (other than permitted encumbrances) over its assets. With regard to the second tranche only, should a change of control event (more than 50% of the voting rights of Sappi Manufacturing be acquired by any party other than a subsidiary of Sappi Limited) and a negative rating event (a downgrade of Sappi Manufacturing's national credit rating, currently at AA-, of below A-) occur, then the holders of the securities may within 60 days after the public announcement of the change of control having occurred, they can by way of an extraordinary resolution require the redemption of the notes. The securities, which are listed on the Bond Exchange of South Africa, were not registered under the United States Securities Act of 1933, as amended or any state securities laws. The securities were offered and sold outside the United States in accordance with Regulation S under the Securities Act, and were not offered and sold within the United States.

        On September 29, 2008 Sappi entered into an agreement with M-real Corporation to acquire their coated graphics paper business for € 750 million. See "Item 4—Information on the Company—Business Overview—The Acquisition of M-real Corporation's Coated Graphic Paper Business"; and "Item 19—Exhibit 4.15".

        On September 29, 2008 Sappi entered into a vendor loan note agreement with M-real Corporation for € 220 million to partly finance the acquisition of the coated graphics paper business acquired from M-real Corporation. See "Item 5—operating and Financial Review and Prospects—Acquisitions, Expansions, Restructurings and Cost Reduction Initiatives—Acquisition of M-real Corporation's coated graphic paper business"; and "Item 19—Exhibit 4.18"

        In November and December 2008, Sappi conducted a renounceable rights offer of 286,886,270 new ordinary shares of ZAR 1.00 each to qualifying Sappi shareholders recorded in the shareholders register at the close of business on Friday November 21, 2008, at a subscription price of ZAR 20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The rights offer was fully subscribed and the shareholders received their shares on December 15, 2008. The rights offer raised ZAR 5,815,184,693 which was used to pay partly finance the Acquisition and related costs.

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

        Some of the more salient exchange control regulations regarding South African corporations are as follows:

        South African corporations wishing to establish new approved foreign ventures are permitted to transfer funds abroad for this purpose. There is no limit to the amount of funds which may be transferred except that the foreign investment may only be acquired and such funds may only be transferred abroad once Excon has approved the type of foreign investment, which it will only do if the foreign investment accords with its foreign investment criteria (applicable at the relevant time), and with regard to larger foreign investments Excon may require capital outflows to be staggered in order to manage the potential impact on the foreign exchange market. Excon-approved investments no longer require the South African investor to exercise control (namely 50% plus one share) over the foreign investment but require at least 10% of the voting rights and compliance with other conditions.

        South African corporations which have been granted approval to transfer funds abroad for purposes of acquiring an approved foreign investment are entitled to retain abroad foreign dividends which relate to the operation of the approved foreign investment and any foreign dividend which may have been repatriated to South Africa after 26 October 2004, may thereafter be transferred abroad again, at any time and for any purpose other than for purposes of a non-resident (which is directly or indirectly controlled by a South African resident) using such funds to reinvest into the South African market.

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

Sales of Shares

        Under present South African exchange control regulations, our ordinary shares and ADSs are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. In addition, the proceeds from the sale of shares on the JSE on behalf of shareholders who are not residents of the Common Monetary Area are freely remittable to such shareholders (other than former residents of South Africa). Share holdings of non-residents must however be endorsed with the words "non-resident".

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

        It is our policy to declare cash dividends in US dollars. We declared a dividend (number 85) of 16 US cents for fiscal 2008. South African shareholders are paid the Rand equivalent of the US dollar denominated declaration. Shareholders on the UK registry are paid the UK pounds sterling equivalent of the US dollar denominated declaration and ADS holders are paid in US dollars. Holders of ADSs on the relevant record date are entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the Deposit Agreement. Subject to exceptions provided in the Deposit Agreement, cash dividends are paid by the Depositary to holders of ADSs in accordance with the Deposit Agreement. The Depositary charges holders of ADSs, to the extent applicable, taxes and other governmental charges and specified fees and other expenses, for any cash distributions made pursuant to the Deposit Agreement, other than distributions of cash dividends. See "Item 8—Financial Information—Dividend Policy".

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

General

        The discussion below is based on current legislation. The Revenue Laws Amendment Bill 80 of 2008 ("the Bill") was recently tabled. The promulgation of the Bill as legislation may impact on what is stated below.

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

        In terms of the Treaty, an individual will, subject to the tie-breaker rules, only be a South African resident if he or she is ordinarily resident in South Africa. A company that is a resident of both South Africa and the United States will be deemed to be a resident of the country in which it is incorporated for purposes of the Treaty.

        Dividends received by or accruing to persons from South African tax resident companies are generally exempt from tax. The exemption does not, however, apply in the case of a dividend which constitutes or forms part of any consideration in respect of the disposal of shares to a South African registered company in terms of a share buy-back where those shares were held as trading stock.

Withholding Tax on Dividends

        Sappi Limited is not currently obliged to withhold any form of tax on dividends paid to non-residents of South Africa. However, the Bill contains a proposal to replace the Secondary Tax on Companies ("STC"), levied on South African tax resident companies declaring dividends and described later, with a dividend withholding tax levied on the shareholders at a rate of 10%. The replacement is proposed to become effective in late 2009 or early 2010, but is dependant on the renegotiation of a number of double tax agreements by South Africa to ensure that South Africa has the right to impose a withholding tax of at least 5%. The Treaty generally limits the withholding tax to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends and to 15% of the gross amount of the dividends in all other cases. It should, however, be noted that the Treaty limits the benefits thereof to only certain residents of South Africa and the United States.

        Under the proposed legislation, a dividend tax of 10% will be levied on any dividend paid by a company resident in South Africa. In general terms, a dividend is defined as any amount transferred by a company to a shareholder in relation to a share held by the shareholder constituting a distribution of profits. However, it should be noted that a distribution of capital may, in certain circumstances, constitute a dividend. The Bill also contains a proposal to, commensurate with the replacement of STC, broaden the definition of a dividend. In this regard, a dividend will, essentially constitute any amount transferred to a shareholder in relation to a share that does not constitute a reduction of contributed tax capital. The term 'contributed tax capital' is a proposed defined term that will essentially comprise the share capital and share premium of a company, excluding certain amounts that constitute capitalized profits that did not give rise to a dividend or arose from transactions in respect of which tax relief was granted.

Secondary Tax on Companies ("STC")

        This tax is paid by South African companies at the flat rate of 10% in respect of the amount of dividends declared less all dividends which accrued to them (but subject to certain exclusions) during its relevant "dividend cycle". "Dividend cycle" means the period commencing on the day following the date of accrual to a company's shareholders of the last dividend declared by that company and ending on the date on which the dividend in question accrues to the shareholder concerned. An excess of dividends accruing to a company over dividends paid may be carried forward to subsequent dividend cycles as an STC credit.

        The Bill contains a grandfather clause which, for a period of five years from the replacement of STC, provides for the utilization of STC credits against the dividend withholding tax.

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

Income Tax and Capital Gains Tax

        Profits derived from the sale of shares in a company will generally only be subject to income tax (at a corporate rate of 28% and a maximum individual rate of 40% based on a sliding scale) in South Africa if the seller carries on business in South Africa as a share dealer, and the profits are realized in the ordinary course of that business.

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

        Companies will be liable to Capital Gains Tax on 50% of the net capital gain. At the current corporate tax rate of 28%, the effective tax rate on net capital gains will therefore be 14%. Natural persons are also entitled to an annual exclusion of R16,000 in respect of capital gains (R120,000 in the year of death). Natural persons are liable to Capital Gains Tax on 25% of the net capital gain, resulting in an effective tax rate of 10% at a maximum marginal rate of 40%.

Duty on the Shares

        On a subsequent change of beneficial ownership of the shares, South African securities transfer tax ("STT") is generally payable in respect of transactions involving the transfer of shares at 0.25% of the consideration. STT is payable regardless of whether the transfer is executed within or outside South Africa.

        Transfers of ADSs will also be subject to STT.

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

        If you are not a US holder, you are a "non-US holder" and the discussion below titled "US Federal Income Tax Consequences to non-US Holders" will apply to you.

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

        Distributions.    The gross amount of any distribution (other than in liquidation), including the fair market value of all distributions of ordinary shares whenever a holder may elect to receive cash distributions in lieu of ordinary share distributions, that you receive with respect to our ordinary shares or ADSs (before reduction for South African income tax, if any, withheld from such distributions) generally will be included in your gross income on the day on which you, in the case where you own ordinary shares, or the Depositary, in the case where you own ADSs, receive the distribution. This distribution will be taxed to you as a dividend (that is, ordinary income) to the extent such distribution does not exceed our current or accumulated earnings and profits, as calculated for US Federal income tax purposes ("E&P"). Dividends received by an individual US holder during taxable years before 2011 will generally be taxed at a maximum rate of 15%, provided certain holding period requirements and other conditions are satisfied. Dividends received by an individual US holder for taxable years after 2010 will be subject to tax at ordinary income rates. To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our ordinary shares or ADSs, as applicable, and will be applied against and reduce such basis dollar-for-dollar (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such ordinary shares or ADSs). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our ordinary shares or ADSs, as applicable. See "Sale or Other Disposition of Company Ordinary Shares and ADSs", below. Because we are not a US corporation, no dividends-received deduction will be allowed to a corporate US holder with respect to dividends paid by us.

        Distributions on the ordinary shares and ADSs are expected to be made by us in US dollars, to the extent necessary. In the event that distributions on the ordinary shares and ADSs are made by us in Rand, any dividends paid in Rand generally will be included in your gross income in a US dollar amount calculated by reference to the exchange rate in effect on the day you, in the case of ordinary shares, or the Depositary, in the case of ADSs, receive the dividend. It is anticipated that the Depositary will, in the ordinary course, convert Rand received by it as distributions on the ADSs into US dollars. To the extent that the Depositary does not convert the Rand into US dollars at the time that you are required to take the distribution into your gross income for US Federal income tax purposes, you may recognize foreign currency gain or loss, taxable as ordinary income or loss, on the later conversion of the Rand into US dollars. The gain or loss recognized will generally be based upon the difference between the exchange rate in effect when the Rand are actually converted and the "spot" exchange rate in effect at the time the distribution is taken into account and any such gain or loss will generally be treated as United States source income for US foreign tax credit purposes.

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

        South African securities transfer tax will be payable on a subsequent registration of transfer of ordinary shares. See "—South Africa—Duty on the Shares". STT will not be a creditable tax for US foreign tax credit purposes, but will be deductible. In the case of an individual US holder, such deduction will be subject to specified limits on the deductibility of investment expenses.

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

 ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The principal quantitative and qualitative disclosures about market risks (that is, the risk of loss arising from adverse changes in market rates and prices) to which Sappi is exposed are:

Market Risk

  •
  Interest rate risk.    We are exposed to interest rate risk as we borrow at both fixed and floating interest rates.

  •
  Currency risk.    We are exposed to economic, transaction and translation currency risks.

  •
  Commodity risk.    We are exposed to commodity risk from price volatility and threats to security of supply.

        See "Note 30 to our Group annual financial statements included elsewhere in this Annual Report."

Credit Risk

  •
  Credit risk.    We are exposed to credit risk in relation to trade receivables, cash deposits and financial investments.

        See "Note 30 to our Group annual financial statements included elsewhere in this Annual Report."

Liquidity Risk

  •
  Liquidity risk.    We are exposed to liquidity risk in that we may be unable to meet our current and future financial obligations as they fall due.

        See "Note 30 to our Group annual financial statements included elsewhere in this Annual Report."

Other Risks

  •
  Plantation risk.    We are exposed to fair value fluctuations on plantations, as well as to fire, hazardous weather, disease and other damages to our plantations. See "Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Plantations."

  •
  Discount rates.    We are exposed to the discount rate fluctuations in calculation post employment benefit liabilities. See "Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Plantations, Post-Employment Benefits."

        For additional descriptions of these risks, see notes 2, 10, 16, 20, 27 and 28 to our Group annual financial statements included elsewhere in this Annual Report.

Commodity Price Risk

        The selling prices of the majority of products manufactured and purchase prices of many raw materials used generally fluctuate in line with commodity cycles. Prices of chemical cellulose generally follow those of paper pulp, although the cycle is generally less volatile. As a result, the sale of chemical cellulose also tends to act as a natural hedge for paper pulp. Our total pulp production capacity is approximately 92%, including the Acquired Business, of our total pulp requirements. However, there are differences between the types of pulp required in our paper making operations and the grades of pulp we produce, as well as regional differences. We are therefore a buyer as well as a seller of paper pulp. Other than maintaining a high level of pulp integration, no hedging techniques are applied. For a description of our level of pulp integration, see "Item 4—Information on the Company—The Pulp and Paper Industry—Pulp", "Item 4—Information on the Company—Sappi Fine Paper", "Item 4—Information on the Company—Supply Requirements" and "Item 5—Operating and Financial Review and Prospects—Markets". Despite our present relatively high level of pulp integration on a Group-wide basis, in the event of significant increases in the prices of pulp on a Group-wide basis, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins.

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

(b)   Management's Report on Internal Control over Financial Reporting

        Management of Sappi, together with its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. Sappi's internal control over financial reporting is a process designed under the supervision of the chief executive and chief financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Sappi's financial statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        As of September, 2008, we conducted assessment of the effectiveness of Sappi's internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        Based on this assessment, we determined that Sappi's internal control over financial reporting as of September 2008 is effective. We also determined that there were no material weaknesses as of this date.

(c)   Attestation Report of the Independent Registered Public Accounting Firm

To the board of directors and shareholders of Sappi Limited:

        We have audited the internal controls over financial reporting of Sappi Limited and its subsidiaries (the "Company") to determine that the Company maintained effective internal control over financial reporting as of September 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 2008 of the Company and our report dated January 26, 2009 expressed an unqualified opinion on those financial statements and the related financial statement schedule included in Schedule 1.

/s/ Deloitte & Touche

Per M J Comber
Partner
January 26, 2009

Deloitte & Touche—Registered Auditors
Buildings 1 and 2, Deloitte Place
The Woodlands, Woodlands Drive, Sandton
Johannesburg, South Africa

National Executive: GG Gelink Chief Executive    AE Swiegers Chief Operating Officer
GM Pinnock Audit    DL Kennedy Tax and Legal and Financial Advisory    L Geeringh Consulting    L Bam Corporate Finance
CR Beukman Finance    TJ Brown Clients & Markets    NT Mtoba Chairman of the Board

A full list of partners and directors is available on request.

(d)   Changes in internal control over financial reporting

        There were no changes in internal control over financial reporting during the reporting period.

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

ITEM 16B.    CODE OF ETHICS

        We have adopted the Sappi Code of Ethics (the "Code") that applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer and Group Financial Manager (such officers, collectively, the "senior officers"). We believe the Code constitutes a "code of ethics" as defined in Item 16B of Form 20-F.

        We have filed a copy of the Sappi Limited Code of Ethics as an exhibit.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Principal independent auditor fees paid for the year ended September 2008 and 2007 were as follows:

	2008	2007
	US$ million
Audit fees(1)	6	5
Tax services(2)	1	2
Acquisition related services(3)	3	—

	10	7

(1)
Audit-fees consist of assurance and related services that are reasonably related to the performance of the audit or review of the Group's financial statements.

(2)
Tax services are fees for professional services performed with respect to tax compliance, tax advice and tax planning. This includes advice on tax aspects of Group acquisitions, disposals, reorganizations, and financing, as well as analysis of the impact on the Group for changes to tax laws in various countries.

(3)
Acquisition related services fees relate to services provided with respect to the Acquired Business.

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

        During the 2008 fiscal year no Sappi Limited share repurchases were made.

        Sappi stated its intention, on November 9, 2000, to acquire Sappi shares through a wholly owned Sappi subsidiary, subject to applicable stock exchange and legal limitations. Sappi has been given approval at its annual general meetings of shareholders, including the meetings held on March 3, 2008 and March 5, 2007, to purchase its shares up to a maximum of 10% of the issued ordinary share capital in any one financial year. The general authority is subject to the Listings Requirements of the JSE Limited and the Companies Act No. 61 of 1973 of South Africa, as amended, and is granted until the next annual general meeting. Some of the repurchased shares, have been, and will continue to be, utilized to meet the requirements of the Sappi Limited Share Incentive Trust and the Sappi Limited Performance Share Incentive Trust from time to time. As Sappi has recently concluded a rights offer, it is unlikely that the company will seek shareholder approval for the purchase of Sappi Limited shares in the near future.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT.

        Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

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

As Sappi is listed on the JSE Limited in Johannesburg, Sappi is required to comply with the King Report on Corporate Governance for South Africa—2002. Although there are differences between the King Report and the NYSE corporate governance rules, Sappi believes it is in compliance with the King Report and has voluntarily adopted corporate governance practices comparable in all significant respects to the requirements of the NYSE corporate governance rules.

 PART III

ITEM 17.    FINANCIAL STATEMENTS

        Sappi Limited is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

ITEM 18.    FINANCIAL STATEMENTS

        The Group annual financial statements and schedules together with the Report of the Independent Auditors are included as the "F" pages to this Annual Report.

ITEM 19.    EXHIBITS

1.1	Memorandum and Articles of Association of Sappi Limited, as amended and restated on March 4, 1999. Incorporated by reference to Exhibit 1.1 to the Registration Statement on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 14, 2007.
1.2
Special Resolution of Sappi Limited dated March 2, 2000 pursuant to the South African Companies Act effecting certain amendments to the Articles of Association of Sappi Limited. Incorporated by reference to Exhibit 1.2 to the Registration Statement on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 14, 2007.
2.1
Specimen Ordinary Share Certificate, incorporated by reference to Exhibit 2.1 to the Registration Statement on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 14, 2007.
2.2
Amended and Restated Deposit Agreement among Sappi Limited, The Bank of New York, as depositary, and the Owners from time to time of American Depositary Receipts dated October 26, 1999. Incorporated by reference to Exhibit 2.2 to the Registration Statement on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 14, 2007.
2.3	Form of American Depositary Receipt (included in Exhibit 2.2).
2.6	Long-term debt instruments not exceeding 10% of our total assets. Sappi Limited undertakes to provide the Securities and Exchange Commission with copies upon request.
2.7
Special Resolution of Sappi Limited dated November 3, 2008 pursuant to the South African Companies Act, increasing the authorized share capital of Sappi Limited from 325,000,000 ordinary shares of ZAR 1.00 each to 1,325,000,000 ordinary shares of ZAR 1.00 each.*
2.8
Ordinary Resolution of Sappi Limited dated November 3, 2008: a) authorizing Sappi Limited to acquire the coated graphic paper business from M-real Corporation; and b) pursuant to the South African Companies Act, authorizing the directors of Sappi Limited to allot and issue Settlement shares to M-real Corporation in terms of the Master Agreement for the acquisition.*
4.1	Sappi Limited Share Incentive Scheme.*
4.2	Form of Deed of Amendment to The Sappi Limited Share Incentive Scheme dated January 19, 1998 between Sappi Limited, David Charles Brink and Thomas Louw de Beer.*
4.3	Second Deed of Amendment to The Sappi Limited Share Incentive Scheme dated March 9, 2000 between Sappi Limited, David Charles Brink and Thomas Louw de Beer.*
4.4	Third Deed of Amendment to The Sappi Limited Share Incentive Scheme dated December 10, 2004 between Sappi Limited, David Charles Brink and Meyer Feldberg.*
4.10
Credit Facility, dated May 7, 2003, among Sappi Papier Holding AG as borrower, Sappi International S.A. as guarantor, Bank Austria Creditanstalt AG as mandated lead arranger and agent and various financial institutions as lenders.*
4.11
Resolution passed by the members of the Human Resources Committee of Sappi Limited on amendments to the Sappi Limited Share Incentive Scheme, incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 17, 2004.
4.12
An amendment dated November 18, 2005, to the Credit Facility, dated May 7, 2003 as described in 4.10, incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 20, 2005.

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
4.15
Master Business and Share Sale and Purchase Agreement, relating to the sale and purchase of the M-real Corporation coated graphic paper business, between M-real Corporation and others and Sappi Limited and others dated September 29, 2008.*
4.16	Lock-up Deed between M-real Corporation and Sappi Limited dated September 29, 2008.*
4.17
Guaranteed Unsecured Loan Note between M-Real Corporation as lender; Sappi Papier Holding GmbH as borrower; Sappi Limited, Sappi International S.A. and Sappi Trading Pulp A.G. as guarantors; dated September 29, 2008.*
6.1	Computation of Earnings per Share, incorporated by reference to note 7 of the notes to the Group annual financial statements included elsewhere in this Annual Report.
7.1
An explanation of other ratios and definitions used in this Annual Report, incorporated by reference to notes 2 and 3 of the notes to the Group annual financial statements included elsewhere in this Annual Report.
8.1	List of significant subsidiaries, incorporated by reference to "Item 4—Information on the Company—Organizational Structure" included elsewhere in this Annual Report.
11.2	Sappi Limited Code of Ethics.*
12.1	Certification of Roeloff Jacobus Boëttger, Chief Executive Officer of Sappi Limited pursuant to Exchange Act Rule 13a-14(a).*
12.2	Certification of Mark Richard Thompson, Chief Financial Officer of Sappi Limited pursuant to Exchange Act Rule 13a-14(a).*
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

Date: January 26, 2009

 SAPPI

 REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Sappi Limited:

        We have audited the accompanying consolidated balance sheets of Sappi Limited and its subsidiaries (the "Company") as of September 2008 and 2007 and the related consolidated statements of income, recognized income and expense and cash flows for each of the three years in the period ended September 2008 and related financial statement schedule included in Schedule 1. These financial statements and related financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Sappi Limited and its subsidiaries at September 2008 and 2007 and the results of their operations and cash flows for each of the three years in the period ended September 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated January 26, 2009, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche

Per M J Comber
Partner
January 26, 2009

Deloitte & Touche—Registered Auditors
Buildings 1 and 2, Deloitte Place
The Woodlands Office Park, Woodlands Drive, Sandton
Johannesburg, South Africa

National Executive: GG Gelink Chief Executive AE Swiegers Chief Operating Officer
GM Pinnock Audit DL Kennedy Tax and Legal and Financial Advisory L Geeringh Consulting L Bam Corporate Finance
CR Beukman Finance TJ Brown Clients & Markets NT Mtoba Chairman of the Board

A full list of partners and directors is available on request

SAPPI

GROUP INCOME STATEMENT

for the year ended September 2008

	Note	2008	2007	2006
		US$ million
Sales		5,863	5,304	4,941
Cost of sales	4	5,016	4,591	4,419

Gross profit		847	713	522
Selling, general and administrative expenses	4	385	362	367
Other operating expenses (income)	4	165	(22)	29
Share of (profit) loss from associates and joint ventures	13	(17)	(10)	1

Operating profit	4	314	383	125
Net finance costs	5	126	134	130

Finance costs		181	173	162
Finance revenue		(38)	(21)	(26)
Finance cost capitalized		(16)	(14)	(2)
Net foreign exchange gains		(8)	(13)	(7)
Net fair value loss on financial instruments		7	9	3

Profit (loss) before taxation		188	249	(5)
Taxation charge (benefit)	6	86	47	(1)

Profit (loss) for the year		102	202	(4)

Weighted average number of ordinary shares in issue (millions)		228.8	227.8	226.2
Basic earnings (loss) per share (US cents)	7	45	89	(2)
Diluted earnings (loss) per share (US cents)	7	44	88	(2)
Dividends per share (US cents)—declared after year-end	8	16	32	30

SAPPI

GROUP BALANCE SHEET

at September 2008

	Note	2008	2007
		US$ million
Assets
Non-current assets		4,408	4,608

Property, plant and equipment	9	3,361	3,491
Plantations	10	631	636
Deferred tax assets	11	41	60
Goodwill and intangible assets	12	7	7
Joint ventures and associates	13	124	112
Other non-current assets	14	168	165
Derivative financial instruments	30	76	137

Current assets		1,701	1,736

Inventories	15	725	712
Trade and other receivables	16	698	653
Derivative financial instruments	30	4	7
Cash and cash equivalents		274	364

Total assets		6,109	6,344

Equity and liabilities
Shareholders' equity		1,605	1,816

Ordinary share capital and share premium	17,18	707	825
Non-distributable reserves	18,19	124	114
Foreign currency translation reserve	18	(121)	9
Retained earnings	18	895	868

Non-current liabilities		2,578	2,612

Interest-bearing borrowings	20	1,832	1,828
Deferred tax liabilities	11	399	385
Derivative financial instruments	30	1	15
Other non-current liabilities	21	346	384

Current liabilities		1,926	1,916

Interest-bearing borrowings	20	821	771
Overdraft		26	22
Derivative financial instruments	30	24	28
Trade and other payables		959	952
Taxation payable		54	125
Provisions	22	42	18

Total equity and liabilities		6,109	6,344

SAPPI

GROUP CASH FLOW STATEMENT

for the year ended September 2008

	Note	2008	2007	2006
		US$ million
Cash retained from operating activities		355	388	160

Cash generated from operations	23.1	623	585	396
—Decrease (increase) in working capital	23.2	1	60	(17)

Cash generated from operating activities		624	645	379
—Finance costs paid	23.3	(139)	(183)	(164)
—Finance revenue received		13	21	26
—Taxation paid	23.4	(70)	(27)	(13)

Cash available from operating activities		428	456	228
—Dividends paid		(73)	(68)	(68)

Cash utilized in investing activities		(494)	(364)	(287)

Investment to maintain operations		(239)	(38)	(144)

—Replacement of non-current assets	23.5	(250)	(116)	(160)
—Proceeds on disposal of non-current assets	23.6	7	50	4
—Decrease in other non-current assets		4	28	12

Investment to expand operations		(255)	(326)	(143)

—Additions of non-current assets		(255)	(326)	(143)

Cash effects of financing activities		49	98	(21)

Proceeds from interest-bearing borrowings*		2,077	806	925
Repayment of interest-bearing borrowings*		(2,032)	(719)	(793)
Increase (decrease) in bank overdrafts		4	11	(153)

Net movement in cash and cash equivalents		(90)	122	(148)
Cash and cash equivalents at beginning of year		364	224	367
Translation effects		—	18	5

Cash and cash equivalents at end of year	23.7	274	364	224

*
Includes gross cash flows relating to ongoing short-term financing activities.

SAPPI

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the year ended September 2008

	2008	2007	2006
	US$ million
Pension fund assets recognized (not recognized)	—	45	(43)
Actuarial gains on pension and other post-employment benefit liabilities	7	101	100
Fair value adjustment on available for sale financial instruments	—	1	—
Deferred taxation on above items	(1)	(21)	(10)
Exchange differences on translation	(262)	151	(189)

Net (expense) income recorded directly in equity	(256)	277	(142)
Profit (loss) for the year	102	202	(4)

Total recognized (expense) income for the year	(154)	479	(146)

SAPPI

GROUP INCOME STATEMENT IN RANDS CONVENIENCE TRANSLATION

for the year ended September 2008

	Unaudited
	2008	2007	2006
	ZAR million
Sales	43,559	38,051	32,630
Cost of sales	37,266	32,936	29,183

Gross profit	6,293	5,115	3,447
Selling, general and administrative expenses	2,860	2,597	2,423
Other operating expenses (income)	1,226	(158)	192
Share of (profit) loss from associates and joint ventures	(126)	(72)	7

Operating profit	2,333	2,748	825
Net finance costs	937	962	858

Finance costs	1,345	1,241	1,069
Finance revenue	(282)	(151)	(172)
Finance cost capitalized	(119)	(100)	(13)
Net foreign exchange gains	(59)	(93)	(46)
Net fair value loss on financial instruments	52	65	20

Profit (loss) before taxation	1,396	1,786	(33)
Taxation charge (benefit)	638	337	(7)

Profit (loss) for the year	758	1,449	(26)

Weighted average number of ordinary shares in issue (millions)	228.8	227.8	226.2
Basic earnings (loss) per share (SA cents)	334	638	(13)
Diluted earnings (loss) per share (SA cents)	327	631	(13)
Dividends per share (SA cents)—declared after year end	156	209	220

Note:

The above financial results have been translated into ZAR from US Dollars using the exchange rates as set out in accounting policies note 2.2.1. The year end rate was used for translating assets and liabilities and the average rate for translating income, expenditure and cash flow items except for dividends which have been translated at the rate of exchange on the date of declaration. The translation was made solely for the convenience of the readers and is not defined in IAS 21. It should be noted that the translated ZAR figures from US Dollars do not necessarily represent that these US Dollar amounts could be converted into ZAR at the time when the transaction occurred.

SAPPI

GROUP BALANCE SHEET IN RANDS CONVENIENCE TRANSLATION

at September 2008

	Unaudited
	2008	2007
	ZAR million
Assets
Non-current assets	35,594	31,662

Property, plant and equipment	27,140	23,988
Plantations	5,095	4,370
Deferred tax assets	331	412
Goodwill and intangible assets	57	48
Joint ventures and associates	1,001	770
Other non-current assets	1,356	1,133
Derivative financial instruments	614	941

Current assets	13,735	11,928

Inventories	5,854	4,892
Trade and other receivables	5,636	4,487
Derivative financial instruments	32	48
Cash and cash equivalents	2,213	2,501

Total assets	49,329	43,590

Equity and liabilities
Shareholders' equity	12,961	12,478
Non-current liabilities	20,817	17,947

Interest-bearing borrowings	14,794	12,561
Deferred tax liabilities	3,222	2,645
Derivative financial instruments	8	103
Other non-current liabilities	2,793	2,638

Current liabilities	15,551	13,165

Interest-bearing borrowings	6,630	5,298
Overdraft	210	151
Derivative financial instruments	194	192
Trade and other payables	7,744	6,541
Taxation payable	436	859
Provisions	337	124

Total equity and liabilities	49,329	43,590

Note:

The above financial results have been translated into ZAR from US Dollars using the exchange rates as set out in accounting policies note 2.2.1. The year end rate was used for translating assets and liabilities and the average rate for translating income, expenditure and cash flow items except for dividends which have been translated at the rate of exchange on the date of declaration. The translation was made solely for the convenience of the readers and is not defined in IAS 21. It should be noted that the translated ZAR figures from US Dollars do not necessarily represent that these US Dollar amounts could be converted into ZAR at the time when the transaction occurred.

SAPPI

GROUP CASH FLOW STATEMENT IN RANDS CONVENIENCE TRANSLATION

for the year ended September 2008

	Unaudited
	2008	2007	2006
	ZAR million
Cash retained from operating activities	2,638	2,783	1,057

Cash generated from operations	4,586	4,234	2,650
—Decrease (increase) in working capital	7	430	(112)

Cash generated from operating activities	4,593	4,664	2,538
—Finance costs paid	(1,033)	(1,313)	(1,083)
—Finance revenue received	97	151	172
—Taxation paid	(520)	(194)	(86)

Cash available from operating activities	3,137	3,308	1,541
—Dividends paid	(499)	(525)	(484)

Cash utilized in investing activities	(3,669)	(2,611)	(1,896)

Investment to maintain operations	(1,775)	(272)	(952)

—Replacement of non-current assets	(1,857)	(832)	(1,057)
—Proceeds on disposal of non-current assets	52	359	26
—Decrease in other non-current assets	30	201	79

Investment to expand operations	(1,894)	(2,339)	(944)

—Additions of non-current assets	(1,894)	(2,339)	(944)

Cash effects of financing activities	364	703	(138)

Proceeds from interest-bearing borrowings*	15,431	5,782	6,109
Repayment of interest-bearing borrowings*	(15,097)	(5,158)	(5,237)
Increase (decrease) in bank overdrafts	30	79	(1,010)

Net movement in cash and cash equivalents	(667)	875	(977)
Cash and cash equivalents at beginning of year	2,501	1,741	2,336
Translation effects	379	(115)	382

Cash and cash equivalents at end of year	2,213	2,501	1,741

*
Includes gross cash flows relating to ongoing short term financing activities.

Note:

The above financial results have been translated into ZAR from US Dollars using the exchange rates as set out in accounting policies note 2.2.1. The year end rate was used for translating assets and liabilities and the average rate for translating income, expenditure and cash flow items except for dividends which have been translated at the rate of exchange on the date of declaration. The translation was made solely for the convenience of the readers and is not defined in IAS 21. It should be noted that the translated ZAR figures from US Dollars do not necessarily represent that these US Dollar amounts could be converted into ZAR at the time when the transaction occurred.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS

for the year ended September 2008

1.     BUSINESS

        Sappi Limited, a corporation organized under the laws of the Republic of South Africa (the "company" and, together with its consolidated subsidiaries, "Sappi" or the "group"), was formed in 1936 and is a major, vertically integrated international pulp and paper producer. Sappi is a leading global producer of coated fine paper and chemical cellulose. The group has manufacturing facilities in nine countries, on four continents, and customers in over 100 countries across the globe.

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

2.1 Basis of preparation

        The group's consolidated financial statements have been prepared in accordance with:

  –
  International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB);

  –
  Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB; and

  –
  the requirements of the South African Companies Act of 1973.

        The financial statements are presented in United States Dollars (US$), as it is the major trading currency of the pulp and paper industry, and are rounded to the nearest million.

        The financial statements are prepared on the historical-cost basis, except for certain financial assets and liabilities and plantations that are stated at their fair value.

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

        Accordingly the last three financial years ended as follows:

  •
  28 September 2008 (year ended September 2008) (52 weeks)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

2.     ACCOUNTING POLICIES (Continued)

  •
  30 September 2007 (year ended September 2007) (52 weeks)

  •
  01 October 2006 (year ended September 2006) (52 weeks)

        The financial years commenced as follows:

  •
  01 October 2007 (October 2007)

  •
  02 October 2006 (October 2006)

  •
  03 October 2005 (October 2005)

(ii) Underlying concepts

        The financial statements are prepared on the going concern basis.

        Assets and liabilities and income and expenses are not offset in the income statement or balance sheet unless specifically permitted by an accounting standard or interpretation.

        Changes in accounting estimates are recognized prospectively in profit or loss, except to the extent that they give rise to changes in the carrying amount of recognized assets and liabilities where the change in estimate is recognized immediately.

        Prior period errors are retrospectively restated if material.

2.2 Accounting policies

2.2.1 Foreign currencies

(i) Foreign currency transactions

        Transactions in foreign currencies are converted into the functional currency of the group's individual operations at the rate of exchange ruling at the date of such transactions.

        Monetary and non-monetary assets and liabilities in foreign currencies are translated into the functional currency of the entities in the group at rates of exchange ruling at the reporting date. Non-monetary assets (plantations) denominated in foreign currencies that are stated at fair value are translated into the functional currency of the group's individual operations at foreign exchange rates ruling at the reporting date.

        Exchange gains and losses on the translation and settlement of foreign currency monetary assets and liabilities during the period are recognized in the income statement in the period in which they arise.

(ii) Consolidation of foreign operations

        The assets and liabilities, including goodwill of entities that have non-dollar functional currencies are translated at the closing rate, while the income and expenses are translated using the average exchange rate. The differences that arise on translation are reported directly in equity. These translation differences are recognized in profit or loss for the period on disposal of the foreign operation.

        The functional currency of the European business is EURO, the Southern African business is ZAR and the North American business is US Dollars. Other minor companies in the group may have different functional currencies depending on the business environment in which they operate.

        Goodwill and fair value adjustments arising on the acquisition of a non-dollar functional currency entity are treated as assets and liabilities of the entity and are translated at the closing rate.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

2.     ACCOUNTING POLICIES (Continued)

        The group used the following exchange rates for financial reporting purposes:

	Rate at
	Sep 08	Sep 07	Sep 06
ZAR to one US$	8.0751	6.8713	7.7738
GBP to one US$	0.5421	0.4885	0.5340
EUR to one US$	0.6843	0.7007	0.7891

	Average annual rate
	Sep 08	Sep 07	Sep 06
ZAR to one US$	7.4294	7.1741	6.6039
GBP to one US$	0.5049	0.5072	0.5560
EUR to one US$	0.6638	0.7499	0.8120

2.2.2 Group accounting

(i) Subsidiary undertakings and special-purpose entities

        The group financial statements include the assets, liabilities and results of the company and subsidiary undertakings (including special-purpose entities) controlled by the group. The results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal or cessation of control.

        Intragroup balances and transactions, and profits and losses arising from intragroup transactions, are eliminated in the preparation of the group financial statements. Unrealized losses are not eliminated to the extent that they provide objective evidence of impairment.

(ii) Associates and Joint ventures

        The results and assets and liabilities of associates and joint ventures are incorporated in the group's financial statements using the equity method of accounting. The share of the associates' or joint venture's retained income, which is the profit after tax, is determined from their latest financial statements. The carrying amount of such investments is reduced to recognize any impairment in the value of individual investments. When the group's share of losses exceeds the carrying amount of the associate or joint venture, the carrying amount is reduced to nil, inclusive of any debt outstanding, and recognition of further losses is discontinued, except to the extent that the group has incurred or guaranteed obligations in respect of the associate or joint venture.

        Where an entity within the group transacts with an associate or joint venture of the group, unrealized profits and losses are eliminated to the extent of the group's interest in the relevant associate or joint venture.

        Investments in associates and joint ventures held with the intention of disposing thereof within 12 months are accounted for as non-current assets held for sale.

(iii) Goodwill

        The excess between the cost of the business combination and the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognized as goodwill in the balance sheet.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

2.     ACCOUNTING POLICIES (Continued)

        Goodwill is subsequently held at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment annually or more frequently where there is an indication of impairment.

        Goodwill is tested for impairment based on an allocation to one or more cash-generating units (CGUs) in which the synergies from the business combinations are expected. Each CGU containing goodwill is tested annually for impairment. An impairment loss is recognized whenever the carrying amount of an asset or its CGU exceeds its recoverable amount.

        Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to a CGU and then to reduce the carrying amount of the other assets in the CGU on a pro-rata basis. Impairment losses relating to goodwill are not reversed.

        Critical areas of judgement and the use of estimates involving goodwill are included in section 2.3 of the accounting policies.

2.2.3 Environmental expenditures and liabilities

        Environmental expenditure that pertains to current operations or relates to future revenues are expensed or capitalized, consistent with the company's capitalization policy. Expenditures that result from the remediation of an existing condition caused by past operations, and do not contribute to current or future revenues, are recognized in profit and loss for the period.

        Environmental accruals are recorded based on current interpretation of environmental laws and regulations. Amounts accrued do not include third-party recoveries. All available information is considered including the results of remedial investigation / feasibility studies (RI / FS). In evaluating any disposal site environmental exposure, an assessment is made of the company's potential share of the remediation costs by reference to the known or estimated volume of the company's waste that was sent to the site and the range of costs to treat similar waste at other sites if a RI / FS is not available.

2.2.4 Financial instruments

(i) Initial recognition

        Financial instruments are recognized on the balance sheet when the group becomes a party to the contractual provisions of a financial instrument. All purchases of financial assets that require delivery within the time frame established by regulation or market convention ('regular way' purchases) are recognized at transaction date.

(ii) Initial measurement

        All financial instruments are initially recognized at fair value plus transaction costs that are incremental to the group and directly attributable to the acquisition or issue of the financial asset or financial liability except for those classified as 'fair value through profit and loss'.

        Financial instruments carried at fair value through profit and loss are measured at fair value on transaction date. All transaction costs are immediately written off in the income statement.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

2.     ACCOUNTING POLICIES (Continued)

(iii) Subsequent measurement

        Subsequent to initial measurement, financial instruments are either measured at fair value or amortized cost, depending on their classification:

  •
  Financial assets and financial liabilities at fair value through profit or loss

        Financial instruments at fair value through profit or loss consist of items classified as held for trading. The group has not designated any financial instruments as at fair value through profit or loss.

  •
  Non-trading financial liabilities

        All financial liabilities, other than those at fair value through profit or loss, are classified as non-trading financial liabilities and are measured at amortized cost.

  •
  Held-to-maturity financial assets

        Held-to-maturity financial assets are measured at amortized cost, with interest income recognized in profit and loss for the period.

        The group does not presently have any held to maturity financial assets.

  •
  Loans and receivables

        Loans and receivables are carried at amortized cost, with interest revenue recognized in profit and loss for the period. The majority of the group's receivables are included in the loans and receivables category.

  •
  Available-for-sale financial assets

        Available-for-sale financial assets are measured at fair value, with any gains and losses recognized directly in equity along with the associated deferred taxation. Any foreign currency translation gains or losses or interest revenue, measured on an effective-yield basis, are removed from equity to the income statement on debt instruments when they arise.

(iv) Embedded derivatives

        Certain derivatives embedded in financial and host contracts, are treated as separate derivatives and recognized on a standalone basis, when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value, with unrealized gains and losses reported in profit or loss.

(v) Derecognition

        The group derecognizes a financial asset when the rights to receive cash flows from the asset have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership.

        A financial liability is derecognized when and only when the liability is extinguished, i.e. when the obligation specified in the contract is discharged, cancelled or has expired.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

2.     ACCOUNTING POLICIES (Continued)

(vi) Impairment of financial assets

  •
  Loans and receivables

        An impairment is recognized when there is evidence that the group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the impairment is charged to the income statement.

  •
  Available-for-sale financial assets

        When there is objective evidence that an available for sale financial asset is impaired, the cumulative unrealized gains and losses previously recognized in equity are removed from equity and recognized in profit or loss even though the financial asset has not been derecognized.

        If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases due to an objective event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed in profit or loss for the period. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss.

(vii) Derivatives and hedge accounting

        Hedge accounting recognizes the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item.

        Hedging relationships are of three types:

  •
  Fair value hedges

        If a fair value hedge meets the conditions for hedge accounting, any gain or loss on the hedged item attributable to the hedged risk is included in the carrying amount of the hedged item and recognized in profit or loss. The changes in the fair value of the hedging instrument and the hedged item is recognized in net finance costs in profit or loss.

  •
  Cash flow hedges

        In relation to cash flow hedges, which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in shareholders' equity and the ineffective portion is recognized in income.

        The gains or losses, which are recognized directly in shareholders' equity, are transferred to income in the same period in which the hedged transaction affects income. Any ineffectiveness related to cash flow hedges is recognized in the profit or loss for the period.

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

2.     ACCOUNTING POLICIES (Continued)

        Critical areas of judgement and the use of estimates involving hedge accounting are included in section 2.3 of the accounting policies.

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

(ix) Interest income and expense

        Interest income and expense are recognized in profit or loss using the effective interest rate method taking into account the expected timing and amount of cash flows.

(x) Other

        Dividends from investments and gains or losses on the sale of investments are recognized in profit or loss when the amount of revenue from the transaction or service can be measured reliably, it is probable that the economic benefits of the transaction or service will flow to the group and the costs associated with the transaction or service can be measured reliably.

2.2.5 Government grants

        Government grants are recognized in income over the periods necessary to match them with the related costs which they are intended to compensate.

        Government grants related to assets are recognized by deducting the grant from the carrying amount of the related asset.

2.2.6 Intangible assets

(i) Research activities

        Expenditures on research activities, internally generated goodwill and brands are recognized in profit or loss as an expense as incurred.

(ii) Development activities

        Expenditure on engineering projects, computer software and other development activities, is capitalized if these projects and activities are technically and commercially feasible and the group has sufficient resources to complete development.

        Computer development expenditure is amortized only once the relevant software has been commissioned. Intangible assets are stated at cost less accumulated amortization and impairment losses. Intangible assets, which have not yet been commissioned, are stated at cost less impairment losses.

        Amortization of engineering projects, computer software and development costs is charged to profit or loss on a straightline basis over the estimated useful lives of these assets, not exceeding five years. Subsequent expenditure relating to computer software is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

2.     ACCOUNTING POLICIES (Continued)

(iii) Patents

        Patents acquired are capitalized and amortized on a straight line basis over their estimated useful lives, which is on average ten years.

2.2.7 Impairment of assets other than goodwill and financial instruments

        The group assesses all assets (other than goodwill and intangible assets not yet available for use) at each balance sheet date for indications of an impairment or the reversal of a previously recognized impairment.

        Intangible assets not yet available for use are tested at least annually for impairment.

        Should there be any indications of impairment, the recoverable amounts of the assets are estimated. These impairments, where the carrying value of an asset exceeds its recoverable amount, or the reversal of a previously recognized impairment, are recognized in profit or loss for the period.

        The recoverable amount of an asset is the higher of its fair value less cost to sell and its value-in-use. The fair value less cost to sell is determined by ascertaining the current market value of an asset and deducting any costs related to the realization of the asset.

        For an asset whose cash flows are largely dependent on those of other assets the recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

        When an asset previously tested as part of a larger CGU is no longer expected to contribute to the future cash flows of this CGU or is no longer in use, the applicable asset is evaluated on a stand-alone basis.

        A previously recognized impairment loss will be reversed if the recoverable amount increases as a result of a change in the estimates used previously to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized in prior periods.

        Critical areas of judgement and the use of estimates involving asset impairments are included in section 2.3 of the accounting policies.

2.2.8 Inventories

        Inventories are stated at the lower of cost or net realizable value. Cost includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion, distribution and selling.

        Cost is determined on the following basis:

  •
  First in first out (FIFO): finished goods

  •
  Weighted average: raw materials, work in progress and consumable stores

  •
  The specific identification basis is used to arrive at the cost of items that are not interchangeable.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

2.     ACCOUNTING POLICIES (Continued)

2.2.9 Leases

(i) The group as lessee

        Leases in respect of which the group bears substantially all the risks and rewards incidental to ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments.

        Lease payments are allocated between capital repayments and finance charges using the effective interest rate method.

        Capitalized leased assets are depreciated on a consistent basis as those with owned assets except where the transfer of ownership is uncertain at the end of the lease period in which case they are depreciated on a straight line basis over the shorter of the lease period and the expected useful life of the asset.

        Leases in respect of which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Lease payments made under operating leases are charged to income on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern of the group's benefit.

(ii) Recognition of lease of land

        Leases of land and buildings are classified as operating or finance leases in the same way as leases of other assets. The land and buildings elements of a lease are considered separately for the purpose of lease classification.

        If the lease payments cannot be allocated reliably between these two elements, the entire lease is classified as a finance lease, where the building is a finance lease, unless it is clear that both elements are operating leases.

2.2.10 Non-current assets held for sale and discontinued operations

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

2.2.11 Provisions

        Provisions are recognized when the group has a legal or constructive obligation arising from past events that will probably be settled. Where the effect of discounting (time value) is material, provisions are discounted and the discount rate used is a pretaxation rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

        The following specific policies are applied:

  •
  A provision for onerous contracts is recognized when the expected benefits to be derived by the group from a contract are lower than the unavoidable costs of meeting the obligations under the contract.

  •
  A provision for restructuring is recognized only if the group has created a detailed formal plan and raised a valid expectation, among those parties directly affected, that the plan will be carried out, either

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

2.     ACCOUNTING POLICIES (Continued)

    by having begun implementation or by publicly announcing the plan's main features. Future operating costs or losses are not provided for.

        Critical areas of judgement and the use of estimates involving provisions are included in section 2.3 of the accounting policies.

2.2.12 Pension plans and other post-retirement benefits

(i) Post-employment benefits—pensions

        Defined-benefit and defined-contribution plans have been established for eligible employees of the group, with the assets held in separate trustee-administered funds.

        The present value of the defined benefit obligation and related current service cost are calculated annually by independent actuaries using the projected unit method.

        The group's policy is to recognize actuarial gains and losses, which can arise from differences between expected and actual outcomes or changes in actuarial assumptions, in the consolidated statement of recognized income and expense. Any increase in the present value of plan liabilities expected to arise due to current service costs is charged to operating profit. The expected return on plan assets and the expected increase during the period in the present value of plan liabilities are included in investment income and interest expense.

        Gains or losses on the curtailment or settlement of a defined benefit plan are recognized in the income statement when the group is demonstrably committed to the curtailment or settlement. Past service costs are recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the vesting period of those benefits.

        The net liability recognized in the balance sheet represents the present value of the defined benefit obligation adjusted for unrecognized past service costs, reduced by the fair value of the plan assets. Where the calculation results in a benefit to the group, the recognized asset is limited to the net total of past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

        Contributions in respect of defined-contribution plans are recognized as an expense in profit or loss as incurred.

(ii) Post employment benefits—medical

        The projected unit credit method is used in determining the present value of post employment medical benefits. The estimated cost of retiree health care and life insurance benefit plans is accrued during the participants' actual service periods up to the dates they become eligible for full benefits. Experience adjustments and plan amendments in respect of existing employees are treated in a similar manner as described in the preceding paragraph, in the statement of recognized income and expenditure.

(iii) Workmen's compensation insurance

        Sappi Fine Paper North America has a combination of self-insured and insured workers' compensation programs. The self-insurance claim liability for workers' compensation is based on claims reported and actuarial estimates of adverse developments and claims incurred but not reported.

        Critical areas of judgement and the use of estimates involving pension plans and other post-retirement benefits are included in section 2.3 of the accounting policies.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

2.     ACCOUNTING POLICIES (Continued)

2.2.13 Plantations

        Plantations are stated at fair value less estimated cost to sell at the harvesting stage. Fair value is determined using the present value of expected future cashflows for immature timber and the standing value method for mature timber. The age threshold used for quantifying immature timber is dependent on the rotation period of the specific timber genus which varies between eight to eighteen years. In the Southern African region softwood less than eight years and hardwood less than five years is classified as immature timber. All changes in fair value are recognized in the period in which they arise.

        The fair value of immature timber calculation takes into account; unadjusted current market prices, estimated projected growth over the rotation period for the existing immature timber volumes in metric ton, cost of delivery and estimated maintenance costs up to the timber becoming mature. The standing value for mature timber is based on unadjusted current market prices in available markets and estimated timber volumes in metric tons less cost of delivery.

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

        Depletion costs include the fair value of timber felled, which is determined on the average method, plus amounts written off against standing timber to cover loss or damage caused by fire, disease and stunted growth. These costs are accounted for on a cost per metric ton allocation method multiplied by unadjusted current market prices. Tons are calculated using the projected growth to rotation age and are extrapolated to current age on a straight-line basis.

        Sappi directly manages plantations established on its own land that the company either owns or leases from a third party. Indirectly managed plantations represent plantations established on land held by independent commercial farmers where Sappi provides technical advice on the growing and tendering of trees. The associated costs for managing the plantations are recognized as silviculture costs in cost of sales (see note 4.1).

        Critical areas of judgement and the use of estimates involving plantations are included in section 2.3 of the accounting policies.

2.2.14 Property, plant and equipment

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

2.     ACCOUNTING POLICIES (Continued)

        Depreciation is charged to write off the depreciable amount of the assets, other than land, over their estimated useful lives to estimated residual values, using a method that reflects the pattern in which the asset's future economic benefits are expected to be consumed by the entity.

        Critical areas of judgement and the use of estimates involving property, plant and equipment are included in section 2.3 of the accounting policies.

2.2.15 Segment reporting

        The primary business segments are Sappi Fine Paper and Sappi Forest Products. On a secondary segment basis, significant geographic regions have been identified based on the location of the productive assets, being Asia, Southern Africa, Europe and North America.

        Assets, liabilities, revenues or expenses that are not directly attributable to a particular segment are allocated between segments where there is a reasonable basis for doing so. The group accounts for inter segment revenues and transfers as if the transactions were with third parties at current market prices.

2.2.16 Share-based payments

(i) Equity-settled share-based payment transactions with employees

        The services received in an equity-settled share-based payment transaction with employees are measured at the fair value of the equity instruments granted. The fair value of those equity instruments is measured at grant date.

        If the equity instruments granted vest immediately and an employee is not required to complete a specified period of service before becoming unconditionally entitled to those instruments, the services received are recognized in profit or loss for the period in full on grant date with a corresponding increase in equity.

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

2.2.17 Shareholders' equity

(i) Share capital

        Share capital issued by the company is recorded as the proceeds received, net of direct issue costs.

        Ordinary and preference share capital is classified as equity, if the shares are non-redeemable by the shareholder and any dividends are discretionary.

        Shares repurchased by the issuing company are cancelled.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

2.     ACCOUNTING POLICIES (Continued)

(ii) Treasury shares

        When share capital recognized as equity is repurchased by the company or other members of the group, the amount of the consideration paid, including directly attributable costs, is recognized as a change in equity.

        Shares repurchased by group companies are classified as treasury shares and are held at cost. These shares are treated as a deduction from the issued and weighted average number of shares and the cost price of the shares is presented as a deduction from total equity.

(iii) Dividends

        Dividends are recognized as distributions within equity in the period in which they are payable to shareholders. Dividends for the year that are declared after the balance sheet date are disclosed in the dividends note. Taxation costs incurred on dividends are recognized in the period in which the dividend is declared.

2.2.18 Taxation

        Taxation on the profit or loss for the year comprises current and deferred taxation. Taxation is recognized in profit or loss except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

(i) Current taxation

        Current taxation is the expected taxation payable on the taxable income, which is based on the results for the period after taking into account the necessary adjustments, for the year, using taxation rates enacted or substantively enacted at the balance sheet date, and any adjustment to taxation payable in respect of previous years.

        Secondary Tax on Companies (STC) is a South African Income Tax, that arises from the distribution of dividends and is recognized at the same time as the liability to pay the related dividend.

(ii) Deferred taxation

        Deferred taxation is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their taxation base. The amount of deferred taxation provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities using taxation rates enacted or substantively enacted at the balance sheet date. Deferred taxation is charged to profit or loss for the period, except to the extent that it relates to a transaction that is recognized directly in equity, or a business combination that is an acquisition. The effect on deferred taxation of any changes in taxation rates is recognized in profit or loss, except to the extent that it relates to items previously charged or credited directly to equity.

        A deferred taxation asset is recognized to the extent that it is probable that future taxable income will be available against which the unutilized taxation losses and deductible temporary differences can be used. The carrying amount of deferred tax assets is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

        Critical areas of judgement and the use of estimates involving taxation are included in section 2.3 of the accounting policies.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

2.     ACCOUNTING POLICIES (Continued)

2.2.19 Borrowing costs

        Borrowing costs directly attributable to the acquisition, construction and production of qualifying assets are capitalized as part of the costs of those assets.

        Capitalization of borrowing costs continues up to the date when the assets are substantially ready for their use or sale.

        Borrowing costs capitalized are calculated at the group's average funding cost, except to the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset. Where this occurs, actual borrowing costs incurred less any investment income on the temporary investment of those borrowings are capitalized.

2.2.20 Cost of sales

        When inventories are sold, the carrying amount is recognized as part of cost of sales. Any write down of inventories to net realizable value and all losses of inventories or reversals of previous write downs or losses are recognized in cost of sales in the period the write down, loss or reversal occurs.

2.2.21 Revenue

        Revenue from the sale of goods (sales) is recognized when the significant risks and rewards of ownership have been transferred, when delivery has been made and title has passed, when the amount of the revenue and the related costs can be reliably measured and when it is probable that the debtor will pay for the goods. For the majority of local and regional sales, transfer occurs at the point of offloading the shipment into the customer warehouse, whereas for the majority of export sales transfer occurs when the goods have been loaded into the relevant carrier, unless the contract of sale specifies different terms.

        Revenue is measured at the fair value of the amount received or receivable. Trade and settlement discounts, rebates and customer returns given are included in sales.

        Shipping and handling costs, such as freight to our customers' destination are included in cost of sales. These costs, when included in the sales price charged for our products are recognized in net sales.

2.2.22 Emission trading

        The group accounts for grants allocated by governments for emission rights as an intangible asset with an equal liability at the time of the grant. The asset and liability are recognized at a nominal amount when the grants are issued.

        The group does not recognize a liability for emissions to the extent that it has sufficient allowances to satisfy emission liabilities incurred. Where there is a shortfall of allowances that the group would have to deliver for emissions, a liability is recognized at the current market value of the shortfall.

        Where the group has allowances that exceed actual emissions and the excess allowances are sold to parties outside the group, a gain is recognized in profit or loss for the period.

2.2.23 Black Economic employment (BEE) deal

        The group has entered into a transaction that introduces empowered black ownership to the group's land portfolio in South Africa. This empowerment transaction has resulted in our empowerment partner obtaining an undivided 25% interest of this land portfolio via a swap arrangement for the continued right of use of the land. This transaction was based on the current fair value of the 25% undivided interest in the share of the land.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

2.     ACCOUNTING POLICIES (Continued)

        In terms of the agreement, both Sappi and the empowerment partner have issued preference shares, for the purchase of undivided share of land and the continued right of use of the land respectively, the terms of which require payment of dividends on an annual basis. Sappi's liability for dividends will vary in relation to the value of 25% of the undivided share of the land not paid for by redemption of the preference shares issued to the empowerment partner.

        The group has recognized a financial derivative liability in terms of IAS 39: Financial Instruments Recognition and Measurement. The liability is initially recognized at fair value. Subsequently the liability will continue to be measured at fair value with changes in fair value recognized in profit or loss in each financial reporting period.

2.3 Critical accounting policies and estimates

        Our group financial statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of financial statements requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities.

        Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial techniques. The group constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate. The group believes that the following accounting policies are critical due to the degree of estimation required and / or the potential material impact they may have on the group's financial position and performance.

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

        In order to assess if there is any impairment, we estimate the future cash flows expected to result from the use of the asset(s) and its eventual disposition. Considerable management judgement is necessary to estimate discounted future cash flows, including appropriate bases for making judgements and estimates as to future product pricing in the appropriate markets, raw material and energy costs, volumes of product sold, changes in the planned use of machinery or equipment or closing of facilities. The calculation of appropriate pre-tax discount rates (weighted average cost of capital) is another sensitive input to the valuation. While every effort is made to make use of independent information and apply consistent methodology, actual circumstances or outcomes could vary significantly from such estimates, including as a result of changes in the economic and business environment. These variances could result in changes in useful lives or impairment. These changes can have either a positive or negative impact on our estimates of impairment and can result in additional charges.

        Goodwill impairment testing is conducted at reporting unit levels of our business and is based on a cash flow based valuation model to determine the fair value of the cash generating unit. The assumptions used in estimating future cash flows were based upon our business forecasts and incorporated external information from industry sources, where applicable. Actual outcomes could vary significantly from our business forecasts. Changes in certain of these estimates could have a material effect on the estimated fair value of the reporting

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

2.     ACCOUNTING POLICIES (Continued)

unit. In addition to the judgments described in the preceding paragraph that are necessary in estimating future cash flows, significant judgments in estimating discounted cash flows also include the selection of the pre-tax discount rate (weighted average cost of capital) and the terminal value (net present value at end of period where there is a willing buyer and seller) multiple used in our valuation model. The discount rate used in our valuation model considers a debt and equity mix, a market risk premium, and other factors consistent with valuation methodologies. The terminal value multiple used in our valuation model considered the valuations for comparable companies.

        Small changes to the valuation model would not significantly impact the results of our valuation; however, if future cash flows were materially different than our forecasts, then the assessment of the potential impairment of the carrying value may be impacted.

Property, plant and equipment

        Where significant parts of an item of property, plant and equipment have different useful lives to the item itself, these parts are depreciated over their estimated useful lives. The methods of depreciation, useful lives and residual values are reviewed annually. Depreciation rates for similar items of plant or equipment could vary significantly based on the location and use of the asset.

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

        Assets held under finance leases are depreciated over their expected useful lives or the term of the relevant lease, where shorter. The useful lives and residual values of property, plant and equipment are reviewed on an annual basis and are revised when the current estimate is different from the existing estimate.

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

        The group then assesses the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent recovery is not likely, a deferred tax asset is not recognized. In recognising deferred tax assets the group considers profit forecasts including the effect of exchange rate fluctuations on sales and external market conditions. Where it is probable that a position may be successfully challenged by revenue authorities, a tax provision is raised for the tax on the probable adjustment. Management's judgement is

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

2.     ACCOUNTING POLICIES (Continued)

required in determining the provision for income taxes, deferred tax assets and liabilities. Deferred tax assets have been recognized where management believes there are sufficient taxable temporary differences or convincing other evidence that sufficient taxable profits will be available in future to realize deferred tax assets. Although the deferred tax assets which have been recognized are considered realizable, actual amounts could be reduced if future taxable income is not achieved. This can materially affect our reported net income and financial position.

Hedge accounting for financial instruments

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

        External market data is applied in measuring the hedge effectiveness of financial instruments. Hedge ineffectiveness is recognized immediately against income.

        Refer to note 30.6 of the Group Annual Financial Statements contained elsewhere in this Annual Report for details of the fair value hedging relationships as well as the impact of the hedge on the pre-tax profit or loss for the period.

Plantations

        The fair value of immature timber is the present value of the expected future cashflows taking into account, unadjusted current market prices in available markets, estimated projected growth over the rotation period for the existing immature timber volumes in metric ton, cost of delivery and estimated maintenance costs up to the timber becoming usable. The discount rate used is the applicable pre-tax weighted average cost of capital of the business unit. Determining the appropriate discount rate requires significant assumption and judgement and changes in these assumptions could change the outcomes of the plantation valuations. The standing value of mature timber is based on unadjusted current market prices in available markets and estimated timber volumes in metric tons less cost of delivery at current market prices.

        Management focuses their attention on good husbandry techniques which include ensuring that the rotation of plantations is met with adequate planting activities for future harvesting. The rotation periods vary from eight to eighteen years in Southern Africa.

        Assumptions and estimates are used in the recording of plantation volumes, maintenance cost per metric ton, and depletion. Changes in the assumptions or estimates used in these calculations may affect the group's results, in particular, our plantation valuation and depletion costs.

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

        Sappi manages its plantations on a rotational basis and by implication, the respective increases by means of growth are, over the rotation period, negated by depletions for the group's own production or sales. Estimated volume changes, on a rotational basis, amount to approximately five million tons per annum.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

2.     ACCOUNTING POLICIES (Continued)

        Ruling unadjusted current market prices applied at the reporting date, as well as the assumptions that are used in determining the extent of biological transformation (growth) can have a significant effect on the valuation of the plantations, and as a result, the amount recorded in the income statement arising from fair value changes and growth. In addition, the discount rate applied in the valuation of immature timber has an impact as tabled below.

	2008	2007	2006
	US$ million
Fair value changes
1% increase in market prices	17	17	14
1% decrease in market prices	(17)	(17)	(14)
Discount rate
(for immature timber)
1% increase in rate	(4)	(4)	(3)
1% decrease in rate	4	4	4
Volume assumption
1% increase in estimate of volume	6	6	5
1% decrease in estimate of volume	(6)	(6)	(5)
Growth assumptions
1% increase in rate of growth	1	2	1
1% decrease in rate of growth	(1)	(2)	(1)

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

        For further information see note 10 of our group annual financial statements.

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

2.     ACCOUNTING POLICIES (Continued)

        Refer to notes 27 and 28 for the key assumptions, the benefit obligations, plan assets, net periodic pension cost and the impact on the future financial results of the group in relation to post employment benefits that may arise due changes in economic conditions, employee demographics and investment performance as at the end of September 2008 and September 2007.

Provisions

        Provisions are recognized when a reliable estimate can be made of the amount that the group would rationally pay to settle the liability. Risks, uncertainties and future events, such as changes in law and technology, are taken into account by management in determining the best estimates.

        The establishment and review of the provisions requires significant judgement by management as to whether or not there is a probable obligation and as to whether or not a reliable estimate can be made of the amount of the obligation. All provisions are reviewed at each balance sheet date. Various uncertainties can result in obligations not being considered probable or estimable for significant periods of time. As a consequence, potentially material obligations may have no provisions and a change in facts or circumstances that results in an obligation becoming probable or estimable can lead to a need for the establishment of material provisions. In addition, where estimated amounts vary from initial estimates the provisions may be revised materially, up or down, based on the facts.

2.4 Adoption of accounting standards in the current year

        The following standards, interpretations and significant amendments or revisions to standards have been adopted by the group in the current year:

IFRS 7—Financial Instruments: Disclosures

        The group has adopted IFRS 7 Financial Instruments: Disclosures. This has resulted in the financial instrument disclosures previously required by IAS 32 Financial Instruments: Presentation and Disclosure being replaced by those required under IFRS 7.

        Adoption of this standard had no impact on the reported profits or financial position of the group.

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

IFRIC 11—Group and treasury share transactions

        This interpretation addresses two issues. The first is whether the transactions should be accounted for as equity-settled or as cash-settled share-based payment arrangements, and the second where a share-based payment transaction involves two or more entities within the same group.

        The implementation of this interpretation did not have a material impact on the group's reported results or financial position.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

2.     ACCOUNTING POLICIES (Continued)

IAS 1—Amendment to International Accounting Standard 1—Presentation of financial statements: capital disclosures

        The amendment requires the group to disclose information that will enable users of its financial statements to evaluate the group's objectives, policies and processes of managing capital.

        Adoption of this standard had no impact on the reported profits or financial position of the group.

Amendment to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures—Reclassification of Financial Instruments

        This amendment permits an entity to reclassify some financial instruments out of the fair value through profit or loss category in particular circumstances. The amendment also permits an entity to transfer from the available-for-sale category to the loans and receivables category a financial asset that would have met the definition of loans and receivables, if the entity has the intention and ability to hold that financial asset for the foreseeable future.

        The implementation of this amendment did not have a material impact on the group's reported results or financial position.

2.5 Potential impact of future changes in accounting policies

        The following standards, interpretations and significant amendments or revisions to standards which have been issued but which are not yet effective and which are applicable to Sappi, have not been applied in these financial statements:

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

IFRS 8—Operating segments

        This standard introduces the concept of an operating segment; it expands the identification criteria for segments of an entity and the measurement of segment results. This statement will allow an entity to align its operating segment reporting with the internal identification and reporting structure.

        The standard first becomes applicable to the group for the financial year ending September 2010, and we are currently assessing the impact of this on the group.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

2.     ACCOUNTING POLICIES (Continued)

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

IFRIC 15—Agreements for the Construction of Real Estate

        The Interpretation provides guidance on when and how to apply IAS 11 Construction Contracts and IAS 18 Revenue to real estate construction agreements before construction is complete.

        The interpretation first becomes applicable to the group for the financial year ending September 2010, and we are currently assessing the impact of this on the group.

IFRIC 16—Hedges of a Net Investment in a Foreign Operation

        The Interpretation clarifies the accounting for net investment hedges and it provides guidance on the following issues:

  •
  which foreign currency risks qualify for hedge accounting, and what amount can be designated;

  •
  where within the group the hedging instrument can be held; and

  •
  what amount should be reclassified to profit or loss when the foreign operation is disposed of.

        The interpretation first becomes applicable to the group for the financial year ending September 2009, and we are currently assessing the impact of this on the group.

Revision to IFRS 3: Business Combinations

        The standard introduces a comprehensive revision of some of the aspects of business combination accounting by restricting options or allowable methods. The revised standard aims to achieve greater consistency in business combination accounting among entities applying IFRS.

        The revised standard will only be applicable to the group for the financial year ending September 2010, and we are currently assessing the impact of this on the group.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

2.     ACCOUNTING POLICIES (Continued)

Amendments to IAS 27 Consolidated and Separate Financial Statements, IAS 28 Investments in Associates and IAS 31 Investments in joint ventures

        As part of the IASB's revision to IFRS 3 Business Combinations, IAS 27, IAS 28 and IAS 31 were also amended.

        The amendments first become applicable to the group for the financial year ending September 2010, and we are currently assessing the impact of these on the group.

Amendment to IFRS 2 Vesting conditions and cancellations

        The amendment clarifies the definition of vesting conditions and provides guidance on the accounting treatment of cancellations by other parties.

        The amendment will only be applicable to the group for the financial year ending September 2010, and we are currently assessing the impact of this on the group.

Amendment to IAS 39 Financial Instruments: Recognition and Measurement on eligible hedged items

        The amendment clarifies that:

  •
  inflation can only be designated as a hedged risk or portion, if it is a contractually-specified portion of the cash flows of a recognized financial instrument;

  •
  the time value of a purchased option used as a hedging instrument is not a risk or a portion of a risk present in a hedged item, and would cause ineffectiveness if the entire option is designated as a hedging instrument; and

  •
  a risk-free or benchmark interest rate portion of the fair value of a fixed rate financial instrument will normally be separately identifiable and reliably measurable, and hence may be hedged.

        The amendment first becomes applicable to the group for the financial year ending September 2010, and we are currently assessing the impact of this on the group.

Various improvements to IFRSs

        A number of standards have been amended as part of the IASB's improvement project. We are assessing the impact of these amendments on the group.

3.     SEGMENT INFORMATION

        For management purposes, the group has two reporting segments which operate as separate business units: Sappi Fine Paper and Sappi Forest Products. These divisions are the basis on which the group reports its primary segment information. Sappi Fine Paper produces coated and uncoated fine paper and speciality paper grades. Sappi Forest Products produces commodity paper products, pulp, forest and timber products. The secondary segments have been determined by the geographical location of the production facilities: North America, Europe and Southern Africa.

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies (refer note 2.2).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

3.     SEGMENT INFORMATION (Continued)

        The group accounts for intragroup sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. All such sales and transfers are eliminated on consolidation.

	Sappi Fine Paper			Sappi Forest Products			Corporate and eliminations			Group
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	US$ million
External sales(1)	4,764	4,256	3,958	1,099	1,048	983	—	—	—	5,863	5,304	4,941
Inter-segment sales	677	602	504	657	658	517	(1,334)	(1,260)	(1,021)	—	—	—
Total sales	5,441	4,858	4,462	1,756	1,706	1,500	(1,334)	(1,260)	(1,021)	5,863	5,304	4,941
Segment result(2)	34	119	(49)	273	264	175	7	—	(1)	314	383	125
Share of profit (loss) of equity investments	2	3	1	5	3	(1)	10	4	(1)	17	10	(1)
Depreciation	300	298	321	73	75	68	1	1	1	374	374	390
Amortization and fellings	—	1	2	80	70	74	—	—	—	80	71	76
Asset impairments	82	2	6	37	—	3	—	—	—	119	2	9
Asset impairment reversals	—	—	—	—	—	(40)	—	—	—	—	—	(40)
Other non-cash expenses (including fair value adjustment on plantations)	151	(11)	62	(150)	(117)	(131)	(58)	(14)	(58)	(57)	(142)	(127)
Capital expenditures	216	158	203	290	299	99	1	1	1	507	458	303
Total assets(6)	3,724	3,931	3,810	2,049	2,096	1,419	336	317	288	6,109	6,344	5,517
Operating assets(3)(6)	3,678	3,836	3,726	1,972	1,984	1,407	144	99	86	5,794	5,919	5,219
Operating liabilities(4)	706	682	639	241	251	178	78	66	45	1,025	999	862
Net operating assets(5)(6)	2,955	3,121	3,049	1,721	1,654	1,188	39	21	19	4,715	4,796	4,256
Property, plant and equipment	2,353	2,503	2,478	1,008	988	669	—	—	2	3,361	3,491	3,149

										Sappi Forest Products
	Sappi Fine Paper
													Corporate and other
	North America			Europe			Southern Africa			Southern Africa						Group
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	US$ million
Sales(1)	1,664	1,511	1,439	2,720	2,387	2,194	380	358	325	1,099	1,048	983	—	—	—	5,863	5,304	4,941
Segment result(2)	92	22	(16)	(64)	88	(27)	6	9	(6)	273	264	175	7	—	(1)	314	383	125
Capital expenditures	125	44	48	82	102	136	9	12	19	290	299	99	1	1	1	507	458	303
Operating assets(3)	1,285	1,263	1,334	2,226	2,371	2,196	167	202	196	1,972	1,984	1,407	144	99	86	5,794	5,919	5,219
Net operating assets(5)	1,087	1,031	1,108	1,758	1,941	1,796	110	149	145	1,721	1,654	1,188	39	21	19	4,715	4,796	4,256
Property, plant and equipment	879	864	926	1,363	1,502	1,428	111	137	124	1,008	988	669	—	—	2	3,361	3,491	3,149

(1)
Sales where the product is manufactured.

(2)
Segment result is operating profit (loss).

(3)
Operating assets consist of property, plant and equipment, plantations, non-current assets (excluding deferred taxation) and current assets (excluding cash).

(4)
Operating liabilities consist of trade payables, other payables, provisions and derivative financial instruments.

(5)
Net operating assets consist of operating assets less operating liabilities, adjusted for taxation payable and dividends payable.

(6)
Corporate region includes the group's treasury operations and the investment in the Chinese joint venture.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

3.     SEGMENT INFORMATION (Continued)

Sales by geographical location of customers

	2008	2007	2006
	US$ million
North America	1,716	1,559	1,502
Europe	2,319	2,078	1,972
Southern Africa	883	789	750
Asia and other	945	878	717

	5,863	5,304	4,941

4.1  Operating profit

	2008		2007		2006
	Cost of sales	Selling, general and administrative expenses	Cost of sales	Selling, general and administrative expenses	Cost of sales	Selling, general and administrative expenses
	US$ million
Operating profit has been arrived at after charging (crediting): Raw materials, energy and other direct input costs*	3,073	—	2,685	—	2,516	—

Wood (includes felling adjustment)(1)	722	—	635	—	631	—
Energy	558	—	438	—	433	—
Chemicals	898	—	676	—	658	—
Pulp	791	—	623	—	563	—
Other variable costs	104	—	313	—	231	—

Fair value adjustment on plantations(1)
Growth	(70)	—	(76)	—	(70)	—
Price	(120)	—	(54)	—	(34)	—
Employment costs	864	153	809	116	769	109
Depreciation	350	24	350	24	362	28
Delivery charges	509	—	453	—	441	—
Maintenance	252	—	235	—	226	—
Other overheads*	158	—	189	—	209	—
Marketing and selling expenses	—	105	—	91	—	86
Administrative and general expenses	—	103	—	131	—	144

	5,016	385	4,591	362	4,419	367

(1)
Fair value adjustment on plantations.

*
Costs included in Raw materials in 2007 have been reallocated to Other overheads of US$ 58 million (2006: US$ 31 million).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

4.1  Operating profit (Continued)

	2008	2007	2006
	US$ million
Changes in volumes
Fellings	80	70	74
Growth	(70)	(76)	(70)

	10	(6)	4
Plantation price fair value adjustment	(120)	(54)	(34)

	(110)	(60)	(30)

Silviculture costs (included within cost of sales)	50	41	43
Leasing charges for premises	16	16	15
Leasing charges for plant and equipment	32	43	44
Remuneration paid other than to employees of the company in respect of:	33	31	44

—technical services	15	15	10
—administration services	18	16	34

Auditors' remuneration:	10	7	9

—audit and related services	6	5	7
—tax planning and tax advice	1	2	2
—Acquisition related services**	3	—	—

Government grants towards environmental expenditure	(1)	—	(1)
Research and development costs	34	34	34
Amortization	—	1	2
Cost on derecognition of loans and receivables*	22	15	12

*
The cost on sale of trade receivables relates to the derecognition of trade receivables in terms of the securitization programme in South Africa and to the sale of letters of credit in Hong Kong.

**
These costs are included in other non-current assets in note 14.

4.2  Employment cost

	2008	2007	2006
	US$ million
Wages and salaries	921	816	813
Defined contribution plan expense (refer note 27)	23	18	10
Pension costs (refer note 27)	9	20	(1)
Post employment benefit other than pensions expense (refer note 28)	14	13	12
Share-based payment expense	10	5	6
Other	40	53	38

	1,017	925	878

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

4.3  Other operating expenses (income)

	2008	2007	2006
	US$ million
Net asset impairment (reversal)	119	2	(31)
(Profit) loss on sale and write-off of property, plant and equipment	(5)	(24)	13
Restructuring provisions raised (released) and closure costs (refer note 22)	41	(11)	44

5.  NET FINANCE COSTS

	2008	2007	2006
	US$ million
Gross interest and other finance costs on liabilities carried at amortized cost	181	173	162

—Interest on bank overdrafts	4	8	11
—Interest on redeemable bonds and other loans	174	161	143
—Interest cost on finance lease obligations	3	4	8

Finance revenue received on assets carried at amortized cost	(38)	(21)	(26)

—Interest on bank accounts	(22)	(3)	(8)
—Interest revenue on other loans and investments	(16)	(18)	(18)

Interest capitalized to property, plant and equipment	(16)	(14)	(2)
Net foreign exchange gains	(8)	(13)	(7)
Net fair value loss on financial instruments	7	9	3

—Loss on intercompany non hedged loans	2	7	4
—Amortization of cost of de-designated hedges	5	2	2
—Hedge ineffectiveness
—(gain) loss on hedging instrument (derivative)	(30)	(14)	14
—loss (gain) on hedged item	30	14	(17)

	126	134	130

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

6.     TAXATION CHARGE (BENEFIT)

	2008	2007	2006
	US$ million
Current taxation:
—Current year	23	44	8
—Prior year over provision*	(19)	(7)	(3)
—Other company taxes	2	1	—
Deferred taxation: (refer note 11)
—Current year**	89	36	(6)
—Prior year (over) under provision	—	(8)	1
—Attributable to tax rate changes	(9)	(19)	(1)

	86	47	(1)

* Primarily relates to the expiration of statute of limitations in various jurisdictions
** Includes Secondary Tax on Companies (STC)(1)	7	8	9

Due to the utilization of previously unrecognized tax assets, the deferred taxation expense for the year has been reduced by	19	11	24

(1)
The imposition of Secondary Tax on Companies (STC) effectively means that a dual corporate taxation system exists in South Africa comprising a normal income taxation and STC. Liability for STC is determined independently from normal income taxation and is paid by South African companies at the flat rate of 10% in respect of the amount of dividends declared less all dividends which accrued to them (but subject to certain exclusions) during its relevant "dividend cycle". "Dividend cycle" means the period commencing on the day following the date of accrual to a company's shareholders of the last dividend declared by that company and ending on the date on which the dividend in question accrues to the shareholder concerned. An excess of dividends accruing to a company over dividends paid may be carried forward to subsequent dividend cycles as an STC credit.

        In addition to income taxation expense charges to profit and loss, a deferred taxation charge of US$ 1 million (2007: US$ 18 million; 2006: US$ 13 million) has been recognized directly in equity (refer note 11).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

6.     TAXATION CHARGE (BENEFIT) (Continued)

Reconciliation of the tax rate

	2008	2007	2006
	US$ million
Profit (loss) before taxation	188	249	(5)

Profit-making regions	560	424	268
Loss-making regions	(372)	(175)	(273)

Taxation at the average statutory tax rate	72	68	(13)

Profit-making regions at 30% (2007: 28%; 2006: 28%)	167	119	75
Loss-making regions at 26% (2007: 29%; 2006: 32%)	(95)	(51)	(88)

Net exempt income and non-tax deductible expenditure	(51)	(34)	(24)
Effect of tax rate changes	(9)	(19)	(1)
Deferred tax asset not recognized	103	49	54
Utilization of previously unrecognized tax assets	(19)	(11)	(24)
Secondary Tax on Companies (STC)	7	8	9
Prior year adjustments	(19)	(15)	(2)
Other taxes	2	1	—

Taxation charge (benefit)	86	47	(1)

Effective tax rate for the year	46%	19%	15%

        Our effective tax rate reflects the benefits from reduced tax rates in South Africa (2008: US$ 9 million; 2007: nil; 2006: nil), Germany (2008: nil; 2007: US$ 19 million; 2006: nil) and the Netherlands (2008: nil; 2007: US$ 2 million; 2006: US$ 1 million). The corporate tax rate in South Africa was reduced from 29% in 2007 to 28% in 2008. The corporate tax rate in Germany was reduced from 38% in 2006 to 30% in 2007. In the Netherlands the corporate tax rate was reduced from 31.5% in 2005 to 29.6% in 2006 and 25.5% in 2007. In addition a taxation charge of US$ 2 million was recognized in 2007 as a result of the substantively enacted STC rate adjustment from 12.5% to 10% (effective date: 01 October 2007). The deferred tax asset not recognized in the current year is primarily relating to the restructuring and impairment charges recognized in Europe for which no relief is expected.

        On 06 November 2008, the directors declared a dividend (number 85) of 16 US cents per share (US$ 37 million) to be paid to shareholders on 02 December 2008 (refer note 8). The estimated STC on this dividend at a rate of 10% is US$ 4 million which will fully utilize our STC credits of US$ 2 million (refer note 11).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

7.     EARNINGS PER SHARE AND HEADLINE EARNINGS PER SHARE

Basic earnings per share (EPS)

        EPS is based on the group's profit (loss) for the year divided by the weighted average number of shares in issue during the year under review.

	2008			2007			2006
	Profit	Shares	Earnings per share	Profit	Shares	Earnings per share	Loss	Shares	Earnings per share
	US$ million	millions	US cents	US$ million	millions	US cents	US$ million	millions	US cents
Basic EPS calculation	102	228.8	45	202	227.8	89	(4)	226.2	(2)
Share options and performance shares under Sappi Limited Share Trust	—	2.3	—	—	2.7	—	—	—	—

Diluted EPS calculation	102	231.1	44	202	230.5	88	(4)	226.2	(2)

        The diluted EPS calculations are based on Sappi Limited's daily average share price of ZAR 94.08 (2007: ZAR 114.42; 2006: ZAR 82.90) and exclude the effect of certain share options granted under the Sappi share incentive scheme as they would be anti-dilutive.

        The number of share options not included in the weighted average number of shares (as they would have been anti-dilutive) are 2.3 million (September 2007: 0.8 million; September 2006: 4.2 million).

Headline earnings per share*

        Headline earnings per share is based on the group's headline earnings divided by the weighted average number of shares in issue during the year. This is a JSE Limited required measure.

        Reconciliation between net profit (loss) for the year and headline earnings:

	2008			2007			2006
	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net
	US$ million
Attributable earnings (loss) to ordinary shareholders	188	86	102	249	47	202	(5)	(1)	(4)
(Profit) loss on sale and write-off of property, plant and equipment	(5)	—	(5)	(24)	(6)	(18)	14	5	9
Impairment (reversals) of plant and equipment	119	—	119	2	—	2	(31)	—	(31)

Headline earnings (loss)	302	86	216	227	41	186	(22)	4	(26)

Weighted average number of ordinary shares in issue (millions)			228.8			227.8			226.2
Headline earnings (loss) per share (US cents)			94			82			(11)
Diluted weighted average number of shares (millions)			231.1			230.5			226.2
Diluted headline earnings (loss) per share (US cents)			93			81			(11)

*
Headline earnings—as defined in circular 8 / 2007 issued by the South African Institute of Chartered Accountants, separates from earnings all separately identifiable re-measurements. It is not necessarily a measure of sustainable earnings. It is a listing requirement of the JSE Limited to disclose headline earnings per share.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

8.     DIVIDENDS

	2008	2007	2006
	US$ million
Dividend number 84 paid on 08 January 2008: 32 US cents per share (2007: 30 US cents per share; 2006: 30 US cents per share), net of dividends attributable to treasury shares	(73)	(68)	(68)

        On 06 November 2008, the directors declared a dividend (number 85) of 16 US cents per share (US$ 37 million) which was payable to shareholders on 02 December 2008. This dividend was declared after year end and was not included as a liability in these financial statements.

9.     PROPERTY, PLANT AND EQUIPMENT

	2008	2007
	US$ million
Land and buildings
At cost	1,457	1,429
Accumulated depreciation and impairments	845	810

	612	619

Plant and equipment*
At cost	7,056	6,928
Accumulated depreciation and impairments	4,448	4,225

	2,608	2,703

Capitalized leased assets**
At cost	751	773
Accumulated depreciation and impairments	610	604

	141	169

Aggregate cost	9,264	9,130
Aggregate accumulated depreciation and impairments	5,903	5,639

Aggregate book value	3,361	3,491

*
Plant and equipment includes vehicles and furniture, the book value of which does not warrant disclosure in a separate class of assets.

**
Capitalized leased assets consist primarily of plant and equipment.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

9.     PROPERTY, PLANT AND EQUIPMENT (Continued)

        The movement of property, plant and equipment is reconciled as follows:

	Land and Buildings	Plant and Equipment	Capitalized leased assets	Total
	US$ million
Net book value at September 2006	582	2,359	188	3,129
Additions(1)	19	437	2	458
Disposals	(3)	(2)	—	(5)
Depreciation	(33)	(312)	(29)	(374)
Impairment	—	(2)	—	(2)
Translation difference	54	223	8	285

Net book value at September 2007	619	2,703	169	3,491
Additions(1)	59	446	2	507
Disposals	—	(6)	—	(6)
Depreciation	(34)	(316)	(24)	(374)
Impairment	(13)	(106)	—	(119)
Translation difference	(19)	(113)	(6)	(138)

Net book value at September 2008	612	2,608	141	3,361

(1)
Additions include capitalized interest of US$ 16 million (2007: US$ 14 million) capitalized at 10% (2007: 9.5%).

        Details of land and buildings are available at the registered offices of the respective companies who own the assets (refer note 24 for details of encumbrances).

September 2008

Usutu Mill

        Usutu mill is an unbleached pulp mill and forms part of the Sappi Forest Products reporting segment. In August 2008, forest fires caused by severe weather conditions resulted in the loss of approximately 28% of the mill's fibre supply, resulting in insufficient fibre for the mill to continue operating in the long term under its current regime. An impairment loss of US$ 37 million has been recognized as a result. The recoverable amount of the various assets has been determined on the basis of value in use. The value in use was established using a pre-tax real discount rate of 3.6%.

Blackburn and Maastricht mills

        Maastricht and Blackburn mills form part of Sappi Fine Paper Europe. Maastricht mill produces coated fine and label paper while Blackburn produces coated fine and board paper. Due to the ongoing increases in input costs and the overcapacity in the European market, Blackburn mill and Maastricht Paper Machine No. 5 have been unable to produce acceptable returns on investment, despite significant efforts to curb costs and improve profitability. Production at Blackburn mill ceased on 17 October 2008. No alternative to the closure of the mill was found during the employee representative consultation process, which ended on 11 November 2008. In respect of Paper Machine No. 5 at Maastricht mill, consultations and social plan negotiations with works council and unions were concluded in early October 2008.

        Production on Paper Machine No. 5 at Maastricht mill will cease around mid December 2008. A non-cash impairment charge of US$ 78 million has been recognized as a result of these closures. The recoverable amount of the assets at both sites has been determined on the basis of value in use. The value in use was calculated using a pre-tax real discount rate of 6.1%.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

10.  PLANTATIONS

	2008	2007
	US$ million
Fair value of plantations at beginning of year	636	520
Gains arising from growth	70	76
Fire, hazardous weather and other damages	(10)	(13)
Gains arising from fair value price changes	120	54
Harvesting—agriculture produce (fellings)	(80)	(70)
Translation difference	(105)	69

Fair value of plantations at end of year	631	636

        Sappi manages the establishment, maintenance and harvesting of its plantations on a compartmentalised basis. These plantations are comprised of pulpwood and sawlogs and are managed in such a way so as to ensure that the optimum fibre balance is supplied to its paper and pulping operations in Southern Africa.

        Sappi owns approximately 369,000 (2007: 369,000) hectares of plantation directly and indirectly manages a further 166,000 (2007: 184,000) hectares. 389,000 (2007: 409,000) hectares of this land is forested with approximately 35 million (2007: 37 million) standing tons of timber.

        As Sappi manages its plantations on a rotational basis, the respective increases by means of growth are negated by depletions over the rotation period for the groups own production or sales. Estimated volume changes on a rotational basis, amount to approximately five million tons per annum.

        Sappi owns plantations on land that we own, as well as on land that we lease. We disclose both of these as directly managed plantations.

        With regard to indirectly managed plantations, Sappi has several different types of agreements with over 3,600 different independent farmers. The agreement depends on the type and specific needs of the farmer and the areas planted. These agreements range in time from one to more than twenty years. In certain circumstances we provide loans to the farmers, which are disclosed as accounts receivable in the group balance sheet (these loans are considered immaterial to the group). If Sappi provides seedlings, silviculture and / or technical assistance, the costs are expensed when incurred by the group.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

11.  DEFERRED TAX

	2008		2007
	Assets	Liabilities	Assets	Liabilities
	US$ million
Other liabilities, accruals and prepayments	(106)	6	(100)	16
Inventory	2	—	2	1
USA alternative minimum taxation credit carry forward	11	—	11	—
Unutilized Secondary Tax on Companies (STC) credits(1)	2	—	10	—
Tax loss carry forward	389	27	379	19
Property, plant and equipment	(163)	(254)	(168)	(234)
Plantations	(11)	(162)	(12)	(165)
Other non-current assets	35	—	37	—
Other non-current liabilities	(118)	(16)	(99)	(22)

	41	(399)	60	(385)

(1)
Refer note 6 "Taxation charge (benefit)" for a description of STC credits.

Negative asset and liability positions

        These balances reflect the impact of tax assets and liabilities arising in different tax jurisdictions, which cannot be netted against tax assets and liabilities arising in other tax jurisdictions.

Deferred tax assets recognized on the balance sheet

        The recognized deferred tax assets relate mostly to unused tax losses. It is expected that there will be sufficient future taxable profits against which these losses can be recovered. In the estimation of future taxable profits, future product pricing and production capacity utilization are taken into account.

Unrecognized deferred tax assets

        Deferred tax assets are not recognized for carry-forward of unused tax losses when it cannot be demonstrated that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

        The unrecognized deferred tax assets relate to the following:

	2008	2007
	US$ million
Other non-current liabilities	29	31
Tax losses	538	475
Property, plant and equipment	24	—

	591	506

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

11.  DEFERRED TAX (Continued)

        Attributable to the following tax jurisdictions:

	2008	2007
	US$ million
Belgium	6	2
Netherlands	20	2
United Kingdom	75	59
United States of America	188	190
Swaziland	27	19
South Africa	2	2
Austria	273	232

	591	506

Expiry after five years	165	155
Indefinite life	426	351

	591	506

The following table shows the movement in the unrecognized deferred tax assets for the year

	2008	2007
	US$ million
Balance at beginning of year	506	465
Unrecognized deferred tax assets originating during the current year	89	6
Prior year adjustments	4	8
Rate adjustments	—	(6)
Movement in foreign exchange rates	(8)	33

Balance at end of year	591	506

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

11.  DEFERRED TAX (Continued)

Reconciliation of deferred tax

	2008	2007
	US$ million
Deferred tax balances at beginning of year
Deferred tax assets	60	74
Deferred tax liabilities	(385)	(336)

	(325)	(262)
Deferred taxation charge for the year (refer note 6)	(89)	(28)

Other liabilities, accruals and prepayments	(11)	(37)
Inventory	—	(4)
Utilization of Secondary Tax on Companies (STC) credits	(7)	(8)
Tax loss carry forward	19	29
Property, plant and equipment	(37)	15
Plantations	(29)	(13)
Other non-current assets	(2)	2
Other non-current liabilities	(22)	(12)

Amounts recorded directly against equity	(1)	(18)
Rate adjustments	9	19
Translation differences	48	(36)

Deferred tax balances at end of year	(358)	(325)

Deferred tax assets	41	60
Deferred tax liabilities	(399)	(385)

Secondary Tax on Companies (STC)

        STC is levied on South African companies at a rate of 10% with effect from 01 October 2007 (previously 12.5%) on net dividends declared.

        Current and deferred tax are measured at the tax rate applicable to undistributed income and therefore only take STC into account to the extent that dividends have been received or paid.

        On declaration of a dividend, the company includes the STC on this dividend in its computation of the income taxation expense in the period of such declaration.

	2008	2007
	US$ million
Undistributed earnings that would be subject to STC	895	868
Tax effect if distributed	81	79
Available STC credits at end of year	2	10

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

12.  GOODWILL AND INTANGIBLE ASSETS

	2008				2007
	Goodwill	Licence Fees	Patents	Total	Goodwill	Licence Fees	Patents	Total
	US$ million
Cost net of accumulated amortization and impairment at beginning of year	4	3	—	7	4	3	1	8
Amortization	—	—	—	—	—	—	(1)	(1)

Net carrying amount	4	3	—	7	4	3	—	7

Cost (gross carrying amount)	4	3	21	28	4	3	21	28
Accumulated amortization and impairment	—	—	(21)	(21)	—	—	(21)	(21)

Net carrying amount	4	3	—	7	4	3	—	7

13.  JOINT VENTURES AND ASSOCIATES*

	2008	2007
Cost of equity investments	99	106
Share of post-acquisition profit, net of distributions received	14	1
Foreign currency translation effect	11	5

	124	112

Summarized financial information in respect of the group's equity investments is set out below:
Total assets	659	641
Total liabilities	338	376

Net assets	321	265

Group's share of equity investments net assets	124	106

	2008	2007	2006
Sales	902	749	331

Profit (loss) for the period	46	20	(4)

Group's share of equity investments' profit (loss) for the period	17	10	(1)

Jiangxi Chenming

        During 2005 Sappi acquired 34% of Jiangxi Chenming Paper Company Limited (Jiangxi Chenming) in a joint venture arrangement. Jiangxi Chenming is established in the People's Republic of China and is principally engaged in the manufacturing and sales of paper and paper products. The annual financial statements of Jiangxi Chenming are to 31 December of each year. The last audited financials were to 31 December 2006.

Umkomaas Lignin (Pty) Ltd

        A joint venture agreement between Sappi and Borregaard Industries Limited for the construction and operation of a lignin plant at Umkomaas and the development, production and sale of products based on lignosulphates in order to build a sustainable lignin business. The annual financial statements of Umkomaas

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

13.  JOINT VENTURES AND ASSOCIATES* (Continued)

Lignin (Pty) Ltd are to 31 December of each year which is the year end of Borregaard. The last audited financials were to 31 December 2007.

Sapin S.A.

        A joint venture agreement located in Belgium for the buying and selling of wood and wood chips to Sappi and other paper manufacturers. The annual financial statements of Sapin S.A. are to 31 December of each year. The last audited financials were to 31 December 2007.

Papierholz Austria GmbH

        A joint venture agreement for the buying and selling of wood and wood chips to Sappi and other paper and pulp manufacturers. The annual financial statements of Papierholz Austria GmbH are to 31 December of each year. The last audited financials were to 31 December 2007.

VOF Warmtekracht

        A joint venture agreement located in the Netherlands between Sappi and Essent for a co-generation electricity and steam producing plant. The annual financial statements of VOF Warmtekracht are to 31 December of each year. The last audited financials were to 31 December 2007.

Timber IV

        In 1998, our interests in timberlands located in Maine and certain equipment and machinery were sold to a third party timber company, Plum Creek Timberlands LLP, in exchange for cash of US$ 3 million and three promissory notes receivable in the aggregate amount of US$ 171 million. In 1999, Sappi contributed these promissory notes to a special purpose entity (SPE). The promissory notes were pledged as collateral for the SPE to issue bonds to investors in the amount of US$ 156 million. This has been partially repaid as described below. The SPE is bankruptcy remote and serves to protect the investors in the notes from any credit risk relating to Sappi Limited by isolating cash flows from the Plum Creek notes receivable. The structure was set up to raise funding using the promissory notes as collateral in a manner that would not result in either debt or the Plum Creek Timberlands LLP notes being reflected on balance sheet. This would not be the case if we monetised the promissory notes through an issuance of secured notes directly or by an entity that was required to be consolidated in our financial statements under the applicable accounting principles. In 2001, Sappi contributed its interest in the SPE to a limited liability company in exchange for 90% of the outstanding limited liability membership interest. All voting control of the limited liability company is controlled by an unrelated investor and therefore has not been consolidated by Sappi in its financial statements. The SPE is not consolidated in our financial statements because we have taken the position that it is controlled by an unrelated investor which has sufficient equity capital at risk. Sappi's investment in the SPE is US$ 11 million as of September 2008 (2007: US$ 11 million).

        The Limited Liability Company Agreement dated 04 May 2001 between Sappi and the unrelated investor was revised in 2007 as follows:

  –
  a waiver has been granted for any administrative breach in respect of past distributions to the extent that they may have violated return of capital restrictions; and

  –
  an allowance was made for the distribution to the members, prior to 04 May 2007 of amounts received by the Company in respect of the bond that was due in February 2007.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

13.  JOINT VENTURES AND ASSOCIATES* (Continued)

        The SPE may not be liquidated prior to repayment of the bonds it issued. The first tranche of the bonds matured on 11 February, 2007. The SPE distributed to the limited liability company the net proceeds (US$ 6 million) for the first repayment receivable (US$ 71 million) and the bonds (US$ 65 million). The limited liability company distributed these proceeds to its members. The remaining bonds mature in 2 further tranches on 11 February, 2009, and 11 February, 2011. Sappi may not redeem its investment in the SPE (via its ownership interest in the limited liability company) prior to complete repayment of the bonds issued by the SPE and our investment has a subordinate interest to the payment of the outstanding bonds. We have not guaranteed the obligations of the SPE and the holders of the notes payable issued by the SPE have no recourse to us.

        The annual financial statements of Timber IV are to 30 September of each year. The results are unaudited.

        The directors believe that the book values of the joint ventures and associates equate to the market values.

*
Where the year ends of joint ventures and associates are different to Sappi's, the management accounts are used for the periods to Sappi's year end.

14.  OTHER NON-CURRENT ASSETS

	2008	2007
	US$ million
Loans to the Sappi Limited Share Incentive Trust participants	6	8
Financial assets*	22	25
Post-employment benefits—pension asset (refer note 27)	117	118
Acquisition costs**	10	—
Other loans	13	14

	168	165

*
Details of investments are available at the registered offices of the respective companies.

**
Acquisition costs relate to the proposed acquisition of M-real's coated graphic paper business (refer note 32). These costs have been capitalized as management deems it probable that the acquisition will be completed during fiscal 2009.

15.  INVENTORIES

	2008	2007
	US$ million
Raw materials	163	145
Work in progress	62	58
Finished goods	324	328
Consumable stores and spares	176	181

	725	712

        The charge to the group income statement relating to the write down of inventories to net realizable value amounted to US$ 11 million (2007: US$ 12 million and 2006: US$ 19 million). An amount of US$ 1 million (September 2007: US$ 1 million and September 2006: US$ 1 million) in respect of the finished goods inventory write-down for the prior year was reversed in the current year due to changing market conditions.

        The cost of inventories recognized as an expense and included in cost of sales amounted to US$ 4,552 million (September 2007: US$ 4,150 million and September 2006: US$ 3,984 million).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

16.  TRADE AND OTHER RECEIVABLES

	2008	2007
	US$ million
Trade accounts receivable, gross	579	566
Provision for impairment	(5)	(13)

Trade accounts receivable, net	574	553
Prepayments and other receivables	124	100

	698	653

        Management rate the quality of the trade and other receivables, which are neither past due nor impaired, periodically against its own internal credit rating parameters. The quality of these trade receivables at balance sheet date were rated at the top range of our parameters.

        The carrying amount of US$ 698 million (2007: US$ 653 million) represents the group's maximum credit risk exposure.

        Prepayments and other receivables primarily represent prepaid insurance and other sundry receivables.

16.1   Reconciliation of the provision for impairment

	2008	2007
	US$ million
Opening balance	13	17
Impairment provision created	3	—
Impairment provision reversed	(9)	—
Bad debts written off	(2)	(4)

Closing balance	5	13

        An allowance has been made for estimated irrecoverable amounts from the sale of goods of US$ 5 million (2007: US$ 13 million). This allowance has been determined by reference to past default experience.

16.2   Analysis of amounts past due

September 2008

        The following provides an analysis of the amounts that are past the due contractual maturity dates:

	Not impaired	Impaired	Total
Less than 7 days overdue	15	—	15
Between 7 and 30 days overdue	18	—	18
Between 30 and 60 days overdue	6	—	6
More than 60 days overdue	7	5	12

	46	5	51

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

16.  TRADE AND OTHER RECEIVABLES (Continued)

September 2007

        The following provides an analysis of the amounts that are past the due contractual maturity dates:

	Not impaired	Impaired	Total
Less than 7 days overdue	16	—	16
Between 7 and 30 days overdue	12	—	12
Between 30 and 60 days overdue	2	—	2
More than 60 days overdue	2	6	8

	32	6	38

        All amounts due which are beyond their contractual repayment terms are reported to regional management on a regular basis. Any provision for impairment is required to be approved by the regional credit controller. All provisions for impairment greater than US$ 50,000 are required to be approved by regional management. The group has a provision of US$ 5 million (2007: US$ 6 million) against trade receivables that are past due. The group holds collateral of US$ 17 million (2007: US$ 14 million) against these trade receivables that are past due.

	2008	2007
	US$ million
The group has granted facilities to customers to buy on credit for the following amounts:
Less than and equal to US$ 0.5 million	280	302
Less than US$ 1 million but equal to or greater than US$ 0.5 million	246	408
Less than US$ 3 million but equal to or greater than US$ 1 million	426	453
Less than US$ 5 million but equal to or greater than US$ 3 million	207	200
Equal to or greater than US$ 5 million	812	444

	1,971	1,807

16.3   Fair Value

        The directors consider that the carrying amount of trade and other receivables approximates their fair value.

16.4   Trade receivables pledged as security

        Trade receivables with a value of US$ 415 million (2007: US$ 415 million) have been pledged as collateral for amounts received from the banks in respect of the securitization programme. The value of the associated liabilities at year end amounted to US$ 360 million (2007: US$ 354 million). The group is restricted from selling and repledging the trade receivables that have been pledged as collateral for the liability.

16.5   Off balance sheet structures

Letters of credit discounting

        To improve the group working capital, the group sells certain Letters of Credit to ABN AMRO Hong Kong and DBS bank (London) every month end at a discount on a non recourse basis.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

16.  TRADE AND OTHER RECEIVABLES (Continued)

"Scheck-Wechsel"

        The Scheck-Wechsel is a financial guarantee supplied to the bank of certain trade receivables who wish to obtain a loan to finance early payment of trade receivables thereby benefiting from an early settlement discount. By signing the Scheck-Wechsel, Sappi provides a financial guarantee to the bank of the customer. This financial guarantee contract falls under the scope of IAS 39 Financial instruments.

        This financial guarantee contract is initially recognized at fair value. At inception the risk for Sappi having to reimburse the bank is nil because there is no evidence that the customer will not reimburse its loan to the bank. There is also no guarantee fee due by the bank and the Scheck-Wechsel is a short term instrument (maximum 90 days). Therefore the fair value is zero at inception. Subsequently the financial guarantee contract is measured at the higher of:

  (i)
  the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and

  (ii)
  the amount initially recognized less any cumulative amortization.

        As no event of default has occurred, no provision has been set up and the fair value at year-end remains at zero. However, according to IAS 37 a contingent liability of US$ 20 million (2007: US$ 20 million) has been disclosed in this respect.

Trade Receivables Securitization

        To improve our cash flows in a cost-effective manner, we sell all eligible trade receivables on a non-recourse basis to special purpose entities (SPEs) that are owned and controlled by third party financial institutions. Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Trading sell their trade receivables on a recourse basis whilst Sappi Forest Products sell their trade receivables on a non-recourse basis. These SPEs are funded in the commercial paper market and are not limited to transactions with us but securitize assets on behalf of their sponsors for a diverse range of unrelated parties. We have a servicing agreement with the entities acquiring our receivables, acting as servicers for the collection of cash and administration of the trade receivables sold.

Sappi Forest Products securitization facility

        Sappi sells the majority of its ZAR receivables to a securitization vehicle managed by Rand Merchant Bank that issues commercial paper to finance the purchase of the receivables. Sappi retains a small proportion of the credit risk attached to each underlying receivable. Sappi administers the collection of all amounts processed on behalf of the bank that are due from the customer. The purchase price of these receivables is adjusted dependent on the timing of the payment received from the client. The rate of discounting that is charged on the receivables is JIBAR (Johannesburg Inter Bank Agreed Rate) plus a spread. This structure is currently treated as an off balance sheet arrangement.

        We have no obligation to repurchase any receivables which may default and do not guarantee the recoverability of any amounts apart from a small portion on a proportionate basis over and above the first tier loss provisions. The total amount of trade receivables sold at the end of September 2008 amounted to US$ 194 million (September 2007: US$ 144 million). Details of the securitization programme at the end of fiscal 2008 and 2007 are disclosed in the tables below.

        If this securitization facility were to be terminated, we would discontinue further sales of trade receivables and would not incur any losses in respect of receivables previously sold in excess of our first tier loss amounts. There are a number of events which may trigger termination of the facility, amongst others, an

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

16.  TRADE AND OTHER RECEIVABLES (Continued)

amount of defaults above a specified level; terms and conditions of the agreement not being met; or breaches of various credit insurance ratios. The impact on liquidity varies according to the terms of the agreement; generally however, future trade receivables would be recorded on balance sheet until a replacement agreement was entered into.

        Details of the securitization facility at September are set out below:

Bank	Currency	Value	Facility	Discount charges
2008
Rand Merchant Bank	ZAR	ZAR 1,568 million	Unlimited*	Linked to 3 month JIBAR
2007
Rand Merchant Bank	ZAR	ZAR 993 million	Unlimited*	Linked to 3 month JIBAR

*
The facility in respect of the securitization facility is unlimited, but subject to the sale of qualifying receivables to the securitization vehicle.

        Details of the on-balance sheet securitization facilities that are applicable to Sappi Fine Paper are described in note 20.

        A significant portion of the group's sales and accounts receivable are from major groups of customers. Two (2007: two) of the group's major customers, represent more than 10% of our sales during the year ended September 2008. These sales were recorded in Sappi Fine Paper. The sales for the year ended September 2008 amounted to US$ 1,242 million (two customers 2007: US$ 1,143 million). The trade receivables balance, net of securitization, outstanding on balance sheet at September 2008 was US$ 83 million (September 2007: two customers US$ 49 million). Where appropriate, credit insurance has been taken out over the group's trade receivables.

        None of the group's other receivable financial instruments represent a high concentration of credit risk because the group has dealings with a variety of major banks and customers world-wide.

        The group has the following amounts due from single customers:

	2008			2007
	No of customers	US$ m	Percentage	No of customers	US$ m	Percentage
Greater than or equal to US$ 10 million	6	122	21%	7	106	19%
Greater than or equal to US$ 5 million	9	62	11%	11	70	13%
Less than US$ 5 million	1,713	390	68%	1,788	377	68%

	1,728	574	100%	1,806	553	100%

        None of the trade receivables, with balances of equal to or greater than US$ 5 million as at year end have breached their contractual maturity terms. No impairment charges have been recognized in respect of customers who owe the group more than US$ 5 million. Refer note 30 for further details on credit risk.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

17.  ORDINARY SHARE CAPITAL AND SHARE PREMIUM

	2008	2007
	US$ million
Authorized share capital:
325,000,000 (September 2007: 325,000,000) shares of ZAR 1 each
Issued share capital:
239,071,892 (September 2007: 239,071,892) shares of ZAR 1 each	28	34
Share premium	679	791

	707	825

        Included in the issued ordinary shares above are 9,906,661 (September 2007: 10,600,811) shares held as treasury shares by group entities, including The Sappi Limited Share Incentive Trust (the Scheme). These may be utilized to meet the requirements of the Scheme.

        The movement in the number of treasury shares is set out in the table below:

	Number of shares
	2008	2007
Treasury shares at beginning of year (including Scheme shares)	10,600,811	12,077,861
Treasury shares issued to participants of the Scheme	(694,150)	(1,477,050)

—Share options (per note 29)	(452,200)	(1,046,800)
—Allocation shares (per note 29)	(273,750)	(450,650)
—Scheme shares forfeited, released and other	31,800	20,400

Treasury shares at end of year	9,906,661	10,600,811

        Sappi has a general authority to purchase its shares up to a maximum of 10% of the issued ordinary share capital in any one financial year. This was ratified at the annual general meeting of shareholders on 3 March 2008. The general authority is subject to the Listings Requirements of the JSE Limited and the Companies Act No 61 of 1973 of South Africa, as amended and expires at the next annual general meeting.

        Included in the 85,928,108 unissued shares and in the 239,071,892 issued shares are a total of 19,000,000 shares which may be used to meet the requirements of the Scheme and / or The Sappi Limited Performance Share Incentive Trust (the Plan). In terms of the rules of the Scheme and the Plan the maximum number of shares which may be acquired in aggregate by the Scheme and / or the Plan and allocated to participants of the Scheme and / or the Plan from time to time is 19,000,000 shares, subject to adjustment in case of any increase or reduction of Sappi's issued share capital on any conversion, redemption, consolidation, sub-division and / or any rights or capitalization issue of shares. Sappi is obliged to reserve and keep available at all times out of its authorized but unissued share capital such number of shares (together with any Treasury shares held by Sappi subsidiaries which may be used for the purposes of the Scheme and / or the Plan) as shall then be required in terms of the Scheme and / or the Plan. Authority to use treasury shares for the purposes of the Scheme and / or the Plan was granted by shareholders at the annual general meeting held on 7 March 2005.

        Since March 1994, 6,752,522 (September 2007: 8,223,372) shares have been allocated to the Scheme participants and paid for and 5,772,812 (September 2007: 5,980,162) shares have been allocated to the Scheme participants and not yet paid for. In terms of the Plan, 3,961,100 (September 2007: 3,928,400) shares have been allocated and remain unpaid for to the Plan participants.

        Shares allocated and accepted more than ten years ago are added back to the number of shares that the Scheme and / or the Plan may acquire.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

17.  ORDINARY SHARE CAPITAL AND SHARE PREMIUM (Continued)

        The net after tax loss on sale of treasury shares to participants written off against share premium for September 2008 was US$ 1 million (September 2007: US$ 1 million).

        Subsequent to year end, Sappi Limited launched a fully underwritten rights offer (refer note 32 for further details).

18.  RECONCILIATION OF CHANGES IN EQUITY

	Number of ordinary shares	Ordinary share capital	Share premium	Ordinary share capital and share premium	Non- distributable reserves	Foreign currency translation reserves	Retained earnings	Total
	US$ million
Balance—September 2005	225.9	35	832	867	95	2	625	1,589
Transfer from distributable reserves	—	—	—	—	5	—	(5)	—
Share-based payment	—	—	—	—	6	—	—	6
Transfers to Sappi Limited Share Incentive Trust	1.1	—	5	5	—	—	—	5
Total recognized expense	—	(6)	(151)	(157)	3	(35)	43	(146)
Dividends—US$ 0.30 per share*	—	—	—	—	—	—	(68)	(68)

Balance—September 2006	227.0	29	686	715	109	(33)	595	1,386
Transfer to distributable reserves	—	—	—	—	(13)	—	13	—
Share-based payment	—	—	—	—	5	—	—	5
Transfers to Sappi Limited Share Incentive Trust	1.5	—	14	14	—	—	—	14
Total recognized income	—	5	91	96	13	42	328	479
Dividends—US$ 0.30 per share*	—	—	—	—	—	—	(68)	(68)

Balance—September 2007	228.5	34	791	825	114	9	868	1,816
Transfer from distributable reserves	—	—	—	—	8	—	(8)	—
Share-based payments	—	—	—	—	10	—	—	10
Transfers to Sappi Limited Share Incentive Trust	0.7	—	6	6	—	—	—	6
Total recognized expense	—	(6)	(118)	(124)	(8)	(130)	108	(154)
Dividends—US$ 0.32 per share*	—	—	—	—	—	—	(73)	(73)

Balance—September 2008	229.2	28	679	707	124	(121)	895	1,605
Note reference:				17	19

*
Dividends relate to the previous financial year's earnings but were declared subsequent to year-end.

Capital Risk Management

        The capital structure of the group consists of:

  –
  issued share capital and premium and accumulated profits disclosed in note 17 and 18 respectively;

  –
  debt, which includes interest bearing borrowings and obligations due under finance leases disclosed under note 20; and

  –
  cash and cash equivalents.

        The group's capital management objective is to achieve an optimal weighted average cost of capital while continuing to safeguard the group's ability to meet its liquidity requirements (including capital expenditure commitments), repay borrowings as they fall due and continue as a going concern.

        The group monitors its gearing through a ratio of net debt (interest-bearing borrowings and overdraft less cash and cash equivalents) to total capitalization (shareholders equity plus net debt).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

18.  RECONCILIATION OF CHANGES IN EQUITY (Continued)

        The group has entered into a number of debt facilities which contain certain terms and conditions in respect of capital management.

        During fiscal 2008 and 2007 we were in compliance with the financial covenants relating to the material loans payable.

        The group's strategy with regard to capital risk management remains unchanged from 2007.

19.  NON-DISTRIBUTABLE RESERVES

	2008	2007
	US$ million
Reduction in capital arising from the transfer of share premium under a special resolution dated 14 April 1975	1	1
Capitalization of distributable reserves	13	15
Legal reserves in subsidiaries	75	66
Share-based payment reserve	35	32

	124	114

	2008					2007
	Capital reduction	Capitalization reserve	Legal reserves	Share- based payment reserve	Total	Capital reduction	Capitalization reserve	Legal reserves	Share- based payment reserve	Total
	US$ million
Opening balance	1	15	66	32	114	1	13	71	24	109
Transfer from retained earnings	—	—	8	—	8	—	—	—	—	—
Released to retained earnings	—	—	—	—	—	—	—	(13)	—	(13)
Share-based payment expense	—	—	—	10	10	—	—	—	5	5
Translation difference	—	(2)	1	(7)	(8)	—	2	8	3	13

	1	13	75	35	124	1	15	66	32	114

        The amounts recorded as "Capitalization of distributable reserves" and "Legal reserves in subsidiaries" represent equity of the company that is not available for distribution as a result of appropriations of equity by subsidiaries and legal requirements, respectively.

20.  INTEREST-BEARING BORROWINGS

	2008	2007
	US$ million
Secured borrowings
—Mortgage and pledge over trade receivables and certain assets (refer note 24 for details of encumbered assets)	468	457
—Capitalized lease liabilities (refer note 24 for details of encumbered assets)	29	41

Total secured borrowings	497	498
Unsecured borrowings	2,156	2,101

Total borrowings (refer note 30)	2,653	2,599
Less: Current portion included in current liabilities	821	771

	1,832	1,828

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

20.  INTEREST-BEARING BORROWINGS (Continued)

	2008	2007
	US$ million
The repayment profile of the interest-bearing borrowings is as follows:
Payable in the year ended September:
2008	—	771
2009*	821	19
2010	65	69
2011	629	623
2012	615	619
2013 (September 2008: thereafter)	159	498
Thereafter	364	—

	2,653	2,599

*
Included in the US$ 821 million reflected as short-term payable in 2009 is US$ 360 million debt relating to securitization funding (2008: US$ 354 million included in US$ 771 million) which has the character of a short-term revolving facility but is expected to run until 2012 under the existing contractual arrangements. A further amount of US$ 297 million (2007: US$ 142 million) is the utilization under our revolving credit facility, and while rolled on a short term basis the facility has a maturity date of May 2010.

Capitalized lease liabilities

        Finance leases are primarily for plant and equipment. Lease terms generally range from 5 to 10 years with options to make early settlements or renew at varying terms. At the time of entering into capital lease agreements, the commitments are recorded at their present value using applicable interest rates. As of September 2008, the aggregate amounts of minimum lease payments and the related imputed interest under capitalized lease contracts payable in each of the next five financial years and thereafter are as follows:

	2008			2007
	Minimum lease payments	Interest	Present value of minimum lease payments	Minimum lease payments	Interest	Present value of minimum lease payments
	US$ million
Payable in the year ended September:
2008	—	—	—	13	(3)	10
2009	10	(3)	7	12	(5)	7
2010	4	(2)	2	5	(3)	2
2011	4	(2)	2	5	(2)	3
2012	5	(2)	3	5	(1)	4
2013 (September 2007: thereafter)	5	(1)	4	18	(3)	15
Thereafter	12	(1)	11	—	—	—

Total future minimum
lease payments	40	(11)	29	58	(17)	41

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

20.  INTEREST-BEARING BORROWINGS (Continued)

        Set out below are details of the more significant non-current interest-bearing borrowings in the group at September 2008.

	Currency	Interest rate(9)	Principal amount outstanding	Balance sheet value	Security / Cession	Expiry	Financial covenants
Redeemable bonds
Public bond	US$	Variable(7)	US$ 500 million	US$ 490 million(2,3,6)	Unsecured	June 2012	No financial covenants
Public bond	US$	Variable(7)	US$ 250 million	US$ 239 million(2,3,6)	Unsecured	June 2032	No financial covenants
Town of Skowhegan	US$	Variable(7)	US$ 35 million	US$ 35 million(6)	Land and Buildings (partially)	October 2015	No financial covenants
Town of Skowhegan	US$	Variable(7)	US$ 28 million	US$ 28 million(6)	Land and Buildings (partially)	November 2013	No financial covenants
Michigan Strategic Fund and City of Westbrook	US$	Variable(7)	US$ 44 million	US$ 45 million(6)	Land and Buildings (partially)	January 2022	No financial covenants
Public bond	ZAR	Fixed	ZAR 1,000 million	ZAR 1,000 million	Unsecured	June 2013	No financial covenants
Public bond	ZAR	Fixed	ZAR 1,000 million	ZAR 999 million	Unsecured	October 2011	No financial covenants
Bravura / Sanlam	ZAR	Fixed	ZAR 109 million	ZAR 109 million	Unsecured	November 2012	No financial covenants
Bravura / Sanlam	ZAR	Fixed	ZAR 108 million	ZAR 108 million	Unsecured	January 2013	No financial covenants
Bravura / Sanlam	ZAR	Fixed	ZAR 27 million	ZAR 27 million	Unsecured	March 2013	No financial covenants
Secured loans
State Street Bank(10)	EUR	Variable	EUR 150 million	EUR 150 million	Trade receivables	Revolving facility	EBITDA to net interest and net debt to capitalization(5)
State Street Bank(10)	US$	Variable	US$ 73 million	US$ 73 million	Trade receivables	Revolving facility	EBITDA to net interest and net debt to capitalization(5)
State Street Bank(10)	US$	Variable	US$ 68 million	US$ 68 million	Trade receivables	Revolving facility	EBITDA to net interest and net debt to capitalization(5)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

20.  INTEREST-BEARING BORROWINGS (Continued)

	Currency	Interest rate(9)	Principal amount outstanding	Balance sheet value	Security / Cession	Expiry	Financial covenants
Capitalized leases
Standard Bank	ZAR	Fixed	ZAR 45 million	ZAR 47 million(1)	Plant and Equipment	October 2008	No financial covenants
Rand Merchant Bank	ZAR	Fixed	ZAR 169 million	ZAR 169 million(1)	Buildings	September 2015	No financial covenants
Unsecured bank term loans
BNP Paribas Syndication	EUR	Variable	EUR 100 million	EUR 100 million		November 2008	No financial covenants
BNP Paribas	EUR	Variable	EUR 25 million	EUR 25 million		November 2008	No financial covenants
Österreichische Kontrollbank	EUR	Variable	EUR 58 million	EUR 58 million(1,8)		March 2009	No financial covenants
Österreichische Kontrollbank	EUR	Fixed	EUR 400 million	EUR 399 million(2,6,8)		December 2010	EBITDA to net interest and net debt to capitalization(5)
ABN AMRO	US$	Fixed	US$ 21 million	US$ 21 million		May 2009	No financial covenants
Österreichische Kontrollbank	US$	Fixed	US$ 38 million	US$ 38 million(2,6,8)		June 2010	EBITDA to net interest and net debt to capitalization(5)
BNP Paribas Syndication	CHF	Variable	CHF 165 million	CHF 165 million(2,8)		November 2008	EBITDA to net interest and net debt to capitalization(5)
Nedbank	ZAR	Fixed	ZAR 349 million	ZAR 349 million(1)		January 2011	No financial covenants
Commerzbank	ZAR	Fixed	ZAR 147 million	ZAR 147 million(1)		March 2010	No financial covenants
Calyon	ZAR	Variable	ZAR 55 million	ZAR 55 million(1,4)		October 2009	EBITDA to net interest and net debt to capitalization
RZB Bank	EUR	Fixed	EUR 7 million	EUR 7 million		December 2009	No financial covenants

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

20.  INTEREST-BEARING BORROWINGS (Continued)

        The analysis of the currency per debt is:

	Local currency	US$ million
US$	1,038	1,038
Swiss Franc	165	151
EURO	747	1,091
ZAR	3,009	373

		2,653

        A detailed reconciliation of total interest bearing borrowings has been performed in note 30.

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

(9)
The nature of the variable rates for the group bonds is explained in note 30 to the financial statements. The nature of the interest rates is determined with reference to the underlying economic hedging instrument.

(10)
Trade receivables have been securitized for the amounts outstanding.

Other restrictions

        As is the norm for bank loan debts, a portion of Sappi Limited's financial indebtedness is subject to cross default provisions. Breaches in bank covenants in certain subsidiaries, if not corrected in time, might result in a default in group debt, and in this case, a portion of Sappi Limited consolidated liabilities might eventually become payable on demand.

        During fiscal 2008 and 2007 we were in compliance with the financial covenants relating to the material loans payable. Regular monitoring of compliance with applicable covenants occurs. If there is a possible breach of a financial covenant in the future, negotiations are commenced with the applicable institutions before such breach occurs.

Borrowing facilities secured by trade receivables

        The group undertakes several trade receivable securitization programs due to the cost effectiveness of such structures. These structures, with the exception of the South African scheme, are treated as on balance sheet, with a corresponding liability (external loan) being recognized and corresponding interest is recognized as finance cost.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

20.  INTEREST-BEARING BORROWINGS (Continued)

        The trade receivables are legally transferred, however most of the market risk (foreign exchange risk and interest rate risk) and the credit risk is retained by Sappi. As a consequence based on the risks and rewards evaluation these securitizations do not qualify for de-recognition under IAS 39.

        Further detail of the value of trade receivables pledged as security for these loans is included in note 16 of the financial statements.

Sappi Fine Paper North America

        Sappi sells the majority of its US$ receivables to Galleon Capital LLC on a non recourse basis. Credit enhancement includes a 3% deferred purchase price plus a letter in the amount of US$ 18 million that relates to the uninsured portion of those obligors with concentrations above 3% (Sappi, as servicer of the receivables, is responsible for the collection of all amounts that are due from the customer). The rate of discounting charged on the receivables is LIBOR (London Inter Bank Offered Rate) plus a margin for receivables to customers located in OECD countries.

Sappi Fine Paper Europe

        Sappi sells the majority of its receivables to Galleon Capital LLC on a non recourse basis. Credit enhancement is calculated by deducting a deferred purchase price of 14%. Sappi is responsible for the collection of all amounts that are due from the customer. The rate of discounting that is charged on the receivables is EURIBOR (European Inter Bank Offered Rate) plus a margin for receivables to customers located in OECD countries plus a further margin for receivables to customers located in non-OECD countries.

Sappi Trading

        Sappi sells the majority of its US$ denominated receivables to Galleon Capital LLC on a non recourse basis. Credit enhancement is calculated by deducting a deferred purchase price of 14%. A letter of credit is issued by Sappi to Galleon Capital LLC as a guarantee for funding of excess concentrations if this would be the case. Sappi is responsible for the collection of all amounts that are due from the customer. The rate of discounting that is charged on the receivables is LIBOR (London Inter Bank Offered Rate) plus a margin for receivables to customers located in OECD countries plus a further margin for receivables to customers located in non-OECD countries.

Non-utilized facilities

        The group monitors its availability to funds on a weekly basis.The group treasury committee determines the amount of unutilized facilities to determine the headroom which it currently operates in. The net cash balances included in current assets and current liabilities are included in the determination of the headroom available.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

20.  INTEREST-BEARING BORROWINGS (Continued)

Non-utilized committed facilities

	Currency	Interest rate	2008	2007
			US$ million
Commercial Paper*	ZAR	Variable (JIBAR)	25	1
Syndicated loan**	EUR	Variable (EURIBOR)	580	713

			605	714

*
Commercial paper program sponsored by Investec for a committed liquidity facility of ZAR 200 million for each further issue. The remainder of the unutilized portion of the total ZAR 1 billion program facility has been included under uncommitted facilities disclosed below.

**
Syndicated loan with a consortium of banks with BNP Paribas as agent with a remaining revolving facility available of EUR 397 million, which are subject to net finance cost cover and debt to total capitalization ratio financial covenants which relate to the Sappi Limited Group.

        These committed facilities represent amounts that the group could utilize. The syndicated loan facility matures in May 2010 and the commercial paper facility is ongoing without a precise maturity date. We have paid a total commitment fee of US$ 1 million (2007 US$ 2 million) in respect of the syndicated loan facility.

Non-utilized uncommitted facilities

Geographic region	Currency	Interest rate	2008	2007
Southern Africa	ZAR	Variable (JIBAR)	205	150
Group Treasury—Europe	EUR	Variable (EURIBOR)	143	277
Europe	EUR	Variable (EURIBOR)	130	—
Europe	USD	Variable (LIBOR)	—	69

			478	496

Total non-utilized facilities excluding cash			1,083	1,210

Fair value

        The fair value of all interest bearing borrowings is disclosed in note 30 on financial instruments.

21.  OTHER NON-CURRENT LIABILITIES

	2008	2007
	US$ million
Post-employment benefits—pension liability (refer note 27)	144	144
Post-employment benefits other than pension liability (refer note 28)	141	181
Long-term employee benefits	6	10
Workmen's compensation	7	6
Long service awards	18	19
Land restoration obligation	16	16
Deferred income	4	1
Other	10	7

	346	384

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

22.  PROVISIONS

	2008	2007
	US$ million
Summary of provisions:
Restructuring provisions	41	16
Other provisions	1	2

Balance at September*	42	18

*
These are all current liabilities.

	Severance, retrenchment and related costs	Lease cancellation and penalty costs	Other restructuring	Total
Restructuring provisions
Balance at September 2006*	40	—	1	41
Increase in provisions	6	—	1	7
Utilized	(16)	—	(1)	(17)
Released during the year	(17)	—	—	(17)
Other movements	(1)	—	—	(1)
Translation effect	3	—	—	3

Balance at September 2007*	15	—	1	16
Increase in provisions	23	5	19	47
Utilized	(8)	—	—	(8)
Released during the year	(4)	—	—	(4)
Other movements	1	—	(10)	(9)
Translation effect	—	(1)	—	(1)

Balance at September 2008*	27	4	10	41

*
These are all included in current liabilities.

Restructuring plans

Sappi Fine Paper Europe

        Regional Restructuring:    The regional restructuring plan was introduced in fiscal 2006. The original number of employees expected to be impacted by this plan was 650. From a total of 650, 450 employees were expected to receive termination benefits. The remaining number of 200 employees was comprised of those who were employed on a contractual basis as well as employees nearing retirement. The number of employees expected to receive termination benefits was revised from 450 to 357 at September 2007 and further revised to 347 at the end of fiscal 2008 of which 333 were already impacted. The total provision relating to the restructuring plan at of the end of fiscal 2008 is approximately US$ 5 million (2007: US$ 15 million).

        Blackburn Mill:    During the financial year ended September 2008, Sappi Fine Paper Europe announced that it had entered into a consultation process with employee representatives with a view to cease production at Blackburn Mill which had an annual production capacity of 120,000 tons of graphic coated fine paper. Whilst various ancillary production and selling activities are ongoing, the mill ceased production of paper in October 2008, and on 11th November 2008, the consultation process with employee representatives came to an end resulting in 95 employees being made redundant. A further 34 employees are expected to be made redundant

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

22.  PROVISIONS (Continued)

by the end of March 2009. A provision of US$ 23 million relating to severance, retrenchment and other related closure costs has been raised.

        Maastricht Mill:    During the financial year ended September 2008, Sappi Fine Paper Europe announced that it had entered into a consultation process with employee representatives with a view to shutting down one of its coated paper machines with an annual production capacity of 60,000 tons of graphic coated fine paper at Maastricht Mill. Negotiations with Unions and the Works Council were concluded in October 2008. Cessation of production is expected to occur in December 2008 and to affect 175 employees. A provision of US$ 24 million relating to severance, retrenchment and other related closure costs has been raised.

Sappi Fine Paper North America

        Muskegon Mill:    In 2007 Sappi Fine Paper North America completed its plan of restructuring the Muskegon Mill. The total number of remaining employees who were expected to be affected by the restructuring plan was 23 at the beginning of fiscal 2007. All these employees were impacted by the plan by the end of the year. Approximately half of the provision of US$ 1 million that remained at the end of fiscal 2006 was utilized to provide severance and related costs and the remainder was reversed.

        Regional head office:    All the remaining activities of the restructuring plan relating to the regional head office were completed during fiscal 2007.

23.  NOTES TO THE CASH FLOW STATEMENT

23.1 Cash generated from operations

	2008	2007	2006
	US$ million
Profit (loss) for the year	102	202	(4)
Adjustment for:
—Depreciation	374	374	390
—Fellings	80	70	74
—Amortization	—	1	2
—Taxation charge (benefit)	86	47	(1)
—Net finance costs	126	134	130
—Other asset impairments (reversals) and write-offs	119	2	(14)
—Fair value adjustment gains and growth on plantations	(190)	(130)	(104)
—Post employment benefits funding	(88)	(101)	(68)
—Other non-cash items	14	(14)	(9)

	623	585	396

23.2 Increase in working capital

	2008	2007	2006
	US$ million
(Increase) decrease in inventories	(38)	44	(3)
Increase in receivables	(19)	(38)	(3)
Increase (decrease) in payables	58	54	(11)

	1	60	(17)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

23.  NOTES TO THE CASH FLOW STATEMENT (Continued)

23.3 Finance costs paid

	2008	2007	2006
	US$ million
Gross interest and other finance costs	(181)	(173)	(162)
Net foreign exchange gains	8	13	7
Net loss on marking to market of financial instruments	(7)	(9)	(3)
Non-cash movements included in items above	41	(14)	(6)

	(139)	(183)	(164)

23.4 Taxation paid

	2008	2007	2006
	US$ million
Amounts unpaid at beginning of year	(125)	(101)	(120)
Translation effects	7	(12)	9
Amounts charged to the income statement	(6)	(38)	(5)
Reversal of non-cash movements	—	(1)	2
Amounts unpaid at end of year	54	125	101

Cash amounts paid	(70)	(27)	(13)

23.5 Replacement of non-current assets

	2008	2007	2006
	US$ million
Property, plant and equipment	(250)	(116)	(160)

23.6 Proceeds on disposal of non-current assets

	2008	2007	2006
	US$ million
Book value of property, plant and equipment disposed of	2	23	2
Profit on disposal	5	27	2

	7	50	4

23.7 Cash and cash equivalents

	2008	2007	2006
	US$ million
Cash and deposits on call	221	354	218
Money market instruments	53	10	6

	274	364	224

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

24.  ENCUMBERED ASSETS

        The book values of assets which are mortgaged, hypothecated or subject to a pledge as security for borrowings, subject to third party ownership in terms of capitalized leases or suspensive sale agreements are as follows:

	2008	2007
	US$ million
Land and buildings	17	24
Plant and equipment	4	28
Trade receivables	415	415

	436	467

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

        Sappi has the right to acquire full ownership of these assets at the end of the lease term. Early termination of the lease may occur under three different scenarios; namely, under Scenario A, payment would be made by Sappi as a result of the following events: voluntary early termination, termination due to default and total loss of plant and equipment without substitution; under Scenario B, payment would be made by Sappi as a result of changes in statute rendering the agreement illegal or unenforceable; and under Scenario C, the lease naturally expires or early termination is triggered by the lessor. As at September 2008 the termination value of this lease is approximately US$ 8 million (September 2007: US$ 10 million).

        Refer to note 9 for details on property, plant and equipment.

25.  COMMITMENTS

	2008	2007
	US$ million
Capital commitments
Contracted but not provided	76	188
Approved but not contracted	130	249

	206	437

Future forecasted cashflows of capital commitments:
2008	—	389
2009	154	33
2010	35	15
Thereafter	17	—

	206	437

        The capital expenditure is expected to be financed by funds generated by the business, existing cash resources and borrowing facilities available to the group.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

25.  COMMITMENTS (Continued)

Lease commitments

        Future minimum obligations under operating leases:

	2008	2007
	US$ million
Payable in the year ended September:
2008	—	112
2009	28	14
2010	14	10
2011	9	5
2012	4	2
2013 (September 2007: thereafter)	2	2
Thereafter	35	—

	92	145

        Future minimum obligations under operating leases include the following two significant arrangements:

        Sale and Lease Back of the Somerset Paper Machine:    In 1997 we sold one of our paper machines at our Somerset Mill for US$ 150 million and entered into a leaseback arrangement. This transaction diversified our sources of funding and provided a longer-term horizon to our repayment profile. This qualified as an operating lease under the applicable accounting principles. The lease term expired after 15 years, and an option was available to either return the paper machine; renew the lease for at least 2 years, but for no longer than 80% of its remaining useful life; or repurchase it at its fair market value at the end of the lease term. On January 29, 2008, we exercised our purchase option under the lease agreement to buy back Somerset Paper Machine No. 3 for approximately US$ 75 million. Lease payments made during fiscal year 2008 amounted to US$ 7.6 million.

        Westbrook Cogeneration Agreement:    In 1982 a cogeneration facility was installed adjacent to our Westbrook Mill at a cost of US$ 86 million, to supply steam and electricity to the mill on a take-or-pay basis. We took the position that this was an operating lease. An unrelated investor owned the facility. In July 2007, we notified the lessor of our intent to purchase the asset in accordance with the terms of the agreement at the end of the Basic Term (July 15, 2008) at its fair market value and on 29 August 2008, we purchased the facility for approximately US$ 10 million. Lease payments in fiscal 2008 amounted to US$ 4.8 million.

        Environmental matters:    Further information on capital commitments relating to environmental matters can be found in note 33.

26.  CONTINGENT LIABILITIES

	2008	2007
	US$ million
Guarantees and suretyships	38	43
Other contingent liabilities	7	26

        Included under guarantees and suretyships are bills of exchange where Sappi has guaranteed third party funding of payments to Sappi for certain German accounts receivables.

        Other contingent liabilities mainly relate to taxation queries to which certain group companies are subject. The decrease in contingent liabilities reflects management's revised estimate of losses which could arise from

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

26.  CONTINGENT LIABILITIES (Continued)

taxation queries to which certain group companies are subject. These amounts have been recognized as current income tax liabilities.

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

27.  POST-EMPLOYMENT BENEFITS—PENSIONS

Defined contribution plans

        The group operates eleven defined contribution retirement benefit schemes covering all qualifying employees. The assets of the schemes are held separately from those of the group in funds under the control of trustees. In addition the group participates in a country-wide union scheme open to eligible employees in South Africa.

        The total cost charged to the income statement of US$ 23 million (September 2007: US$ 18 million, September 2006: US$ 10 million) represents contributions payable to these schemes by the group based on the rates specified in the rules of these schemes. As at September 2008, US$ 2 million (September 2007: nil, September 2006: nil) was due in respect of the current reporting period that had not yet been paid over to the schemes.

Defined benefit plans

        The group operates eight large defined benefit pension plans plus a number of smaller plans. This includes plans closed to new entrants as well as plans closed for future accrual for existing members. Those plans, open to new entrants or future accrual, cover all qualifying employees. Such plans have been established in accordance with applicable legal requirements, customs and existing circumstances in each country. Benefits are generally based upon compensation and years of service. In North America benefits are based on a 'multiplier' and years of service for most schemes, which historically has increased from time to time. With the exception of our German and Austrian plans (which are unfunded), the assets of these schemes are held in separate trustee administered funds which are subject to varying statutory requirements in the particular countries concerned. In terms of these requirements, periodic actuarial valuations of these funds are performed by independent actuaries. As at September 2008, the number of active members in schemes is approximately 8,000.

        Actuarial valuations of the European and North American funds are performed annually. An actuarial review is performed annually for the South African and United Kingdom funds, with an actuarial valuation being performed on a tri-annual basis.

        Group companies have no other significant post-employment benefit liabilities except for the following:

  –
  health care benefits provided to persons in North America and in South Africa (refer note 28).

  –
  jubilee (long service award schemes) provided in continental Europe and an early retirement plan in Belgium, totalling $23 million (included within other non-current liabilities in note 21).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

27.  POST-EMPLOYMENT BENEFITS—PENSIONS (Continued)

        All obligations and assets were measured at the end of this financial year.

	2008				2007
	Southern Africa	Europe (incl UK)	North America	Total	Southern Africa	Europe (incl UK)	North America	Total
	US$ million
Change in present value of defined benefit obligation
Defined benefit obligations at beginning of year	305	889	413	1,607	256	819	438	1,513
Current service cost	8	12	6	26	10	11	7	28
Past service cost	—	1	—	1	—	—	1	1
Interest cost	24	47	26	97	24	39	25	88
Plan participants' contribution	4	—	—	4	4	—	—	4
Actuarial loss (gain) experience	11	(2)	7	16	(16)	7	(4)	(13)
Actuarial (gain) loss assumptions	(11)	(127)	(51)	(189)	20	(37)	(30)	(47)
Gain on curtailment and settlement	—	(1)	—	(1)	—	—	—	—
Benefits paid	(26)	(50)	(23)	(99)	(27)	(44)	(24)	(95)
Translation difference	(44)	(4)	—	(48)	34	94	—	128

Defined benefit obligation at end of year	271	765	378	1,414	305	889	413	1,607

Present value of wholly unfunded obligations	—	114	3	117	—	129	3	132
Present value of wholly and partly funded obligations	271	651	375	1,297	305	760	410	1,475

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

27.  POST-EMPLOYMENT BENEFITS—PENSIONS (Continued)

	2008				2007
	Southern Africa	Europe (incl UK)	North America	Total	Southern Africa	Europe (incl UK)	North America	Total
	US$ million
Change in fair value of plan assets Fair value of plan assets at beginning of year	398	763	384	1,545	295	661	329	1,285
Expected return on plan assets	36	46	33	115	32	39	27	98
Actuarial (loss) gain on plan assets	(30)	(93)	(66)	(189)	40	(14)	15	41
Employer contribution	9	32	34	75	11	41	37	89
Additional employer contribution	—	1	—	1	—	1	—	1
Plan participants' contribution	4	—	—	4	4	—	—	4
Benefits paid	(26)	(50)	(23)	(99)	(27)	(44)	(24)	(95)
Translation difference	(59)	(6)	—	(65)	43	79	—	122

Fair value of plan assets at end of year	332	693	362	1,387	398	763	384	1,545

Surplus (deficit)	61	(72)	(16)	(27)	93	(126)	(29)	(62)
Unrecognized past service cost	—	—	—	—	—	—	1	1

Recognized pension plan asset (liability)	61	(72)	(16)	(27)	93	(126)	(28)	(61)

Periodic pension cost recognized in income statement
Current service cost	8	12	6	26	10	11	7	28
Past service cost	—	1	—	1	—	—	—	—
Fund administration costs	—	—	—	—	1	—	—	1
Interest cost	24	47	26	97	24	39	25	88
Expected return on plan assets	(36)	(46)	(33)	(115)	(32)	(39)	(27)	(98)
Amortization of past service cost	—	—	1	1	—	—	1	1
Gain on curtailment and settlement	—	(1)	—	(1)	—	—	—	—

Net periodic pension (credit) cost charged to cost of sales and selling, general and administrative expenses	(4)	13	—	9	3	11	6	20

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

27.  POST-EMPLOYMENT BENEFITS—PENSIONS (Continued)

	2008				2007
	Southern Africa	Europe (incl UK)	North America	Total	Southern Africa	Europe (incl UK)	North America	Total
	US$ million
Actual return (loss) on plan assets	6	(47)	(33)	(74)	74	26	42	142
Actual return (loss) on plan assets (%)	1.3	(6.2)	(9.0)	(5.0)	25.0	3.9	12.9	11.0
Amounts recognized in the statement of recognized income and expense
Actuarial (losses) gains	(30)	36	(22)	(16)	36	16	49	101
Pension asset surplus release	—	—	—	—	45	—	—	45
Cumulative actuarial gains and losses recognized in the statement of recognized income and expense Actuarial gains (losses)	52	(98)	(81)	(127)	82	(134)	(59)	(111)
Weighted average actuarial assumptions at balance sheet date:
Discount rate (%)	9.00	6.90	7.60		8.25	5.30	6.30
Compensation increase (%)*	6.45	3.10	3.50		6.24	3.05	3.50
Expected return on assets (%)	9.40	6.75	8.25		9.66	6.00	8.25
Weighted average actuarial assumptions used to determine periodic pension cost:
Discount rate (%)	8.25	5.30	6.30		8.50	4.65	5.75
Compensation increase (%)*	6.24	3.05	3.50		6.00	3.30	3.50
Expected return on assets (%)	9.66	6.00	8.25		10.50	5.60	8.25

*
Weighted average of schemes that use a compensation increase assumption.

Illustrating sensitivity

        The discount and salary increase rates can have a significant effect on the amounts reported. The table below illustrates the effect of changing key assumptions:

	1% increase in discount rate	1% decrease in discount rate	1% increase in salary increase rate	1% decrease in salary increase rate
	US$ million
2008
(Decrease) Increase in defined benefit obligation	(141)	167	37	(34)
(Decrease) Increase in aggregate of current service cost and interest cost	(2)	7	—	—
2007
(Decrease) Increase in defined benefit obligation	(175)	213	35	(43)
(Decrease) Increase in aggregate of current service cost and interest cost	(6)	8	—	—

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

27.  POST-EMPLOYMENT BENEFITS—PENSIONS (Continued)

	2008	2007
Pension plan liability is presented on the balance sheet as follows:
Pension liability (refer note 21)	144	144
Pension asset (refer note 14)	(117)	(118)
Pension liability (included in other payables)	—	35

	27	61

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

	2008			2007
	Southern Africa	Europe (incl UK)	North America	Southern Africa	Europe (incl UK)	North America
	%
Weighted average target asset allocation by region
Equity	40.2	37.6	38.0	40.0	21.1	48.0
Debt Securities	43.8	58.7	22.0	44.0	65.6	22.0
Real Estate	0.0	0.0	0.0	0.0	1.1	0.0
Other	16.0	3.7	40.0	16.0	12.2	30.0
Weighted average actual asset allocation by region
Equity	24.9	34.4	35.0	55.0	23.1	38.2
Debt Securities	51.8	49.6	22.0	30.0	63.6	23.2
Real Estate	0.0	3.9	0.0	0.0	1.5	0.0
Other	23.2	12.1	43.0	15.0	11.8	38.6

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

27.  POST-EMPLOYMENT BENEFITS—PENSIONS (Continued)

        Expected benefit payments for pension benefits are as follows:

	Southern Africa	Europe (incl UK)	North America	Total
	US$ million
Payable in the year ending September:
2009	10	42	22	74
2010	11	45	22	78
2011	11	47	23	81
2012	12	47	24	83
2013	12	50	26	88
Years 2014–2018	68	258	152	478

        The expected company contributions for 2009 are US$ 76 million.

        Aggregate total of present value of the defined benefit obligation, fair value of assets and the surplus or deficit in the defined benefit plans for the current annual period and for the previous four annual periods (ignoring unrecognized adjustments):

	2008	2007	2006	2005	2004
	US$ million
Defined benefit obligations	1,414	1,607	1,513	1,589	1,420
Fair value of assets	1,387	1,545	1,285	1,222	1,081

(Deficit)	(27)	(62)	(228)	(367)	(339)

Aggregate gains and losses arising on plan liabilities and plan assets for the current annual period and for the previous four annual periods:

	2008	2007	2006	2005	2004
Plan liabilities gains (losses)	173	60	73	(141)	(35)
Plan assets (losses) gains	(189)	41	27	82	26

Net (losses) gains	(16)	101	100	(59)	(9)

Reconciliation of gains and losses to Group Statement of Recognized Income and Expenses
Net (losses) from pensions	(16)
Net gains from post employment benefits other than pensions (note 28)	23

Net gains to Group Statement of Recognized Income and Expenses	7

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

28.  POST-EMPLOYMENT BENEFITS OTHER THAN PENSIONS

        The group sponsors two defined benefit post-employment plans that provide certain health care and life insurance benefits to eligible retired employees of the North American and South African operations. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of service.

        Actuarial valuations of all the plans are performed annually.

        The North American and the South African post-employment obligations were measured at the end of the financial year.

        The following schedule provides the plans' funded status and obligations for the group:

	2008			2007
	South Africa	North America	Total	South Africa	North America	Total
	US$ million
Change in present value of defined benefit obligation
Defined benefit obligations at beginning of year	78	95	173	61	103	164
Current service cost	2	2	4	1	2	3
Past service cost	—	—	—	—	(2)	(2)
Interest cost	6	5	11	6	5	11
Actuarial (gain) loss experience	(1)	(10)	(11)	(6)	(3)	(9)
Actuarial (gain) loss assumptions	(4)	(8)	(12)	13	(4)	9
Benefits paid	(3)	(7)	(10)	(6)	(6)	(12)
Translation difference	(12)	—	(12)	9	—	9

Defined benefit obligation at end of year	66	77	143	78	95	173

Present value of wholly unfunded obligations	66	77	143	78	95	173
Unrecognized past service credit	—	(5)	(5)	—	(6)	(6)

Recognized post employment benefit liability	(66)	(82)	(148)	(78)	(101)	(179)

Periodic post-employment benefit cost recognized in income statement
Current service cost	2	2	4	1	2	3
Interest cost	6	5	11	6	5	11
Amortization of past service credit	—	(1)	(1)	—	(1)	(1)
Gain on curtailments & settlements	—	—	—	—	(1)	(1)

Net periodic post-employment benefit cost charged to cost of sales and selling, general and administrative expenses	8	6	14	7	5	12

Amounts recognized in the statement of recognized income and expense
Actuarial gains (losses)	5	18	23	(7)	7	—
Cumulative actuarial gains and losses recognized in the statement of recognized income and expense
Actuarial losses	(19)	(13)	(32)	(24)	(31)	(55)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

28.  POST-EMPLOYMENT BENEFITS OTHER THAN PENSIONS (Continued)

	2008			2007
	South Africa	North America	Total	South Africa	North America	Total
	%
Weighted average actuarial assumptions at balance sheet date:
Discount rate	9.00	7.60		8.25	6.30
Health care cost trend initial rate	7.00	9.00		6.75	9.50
which gradually reduces to an ultimate rate of	7.00	5.00		6.75	5.00
over a period of (years)	—	4		—	5
Weighted average actuarial assumptions used to determine periodic benefit cost:
Discount rate	8.25	6.30		8.50	5.75
Health care cost trend initial rate	6.75	9.50		6.50	10.00
which gradually reduces to an ultimate rate of	6.75	5.00		5.60	5.00
over a period of (years)	—	5		—	5

Illustrating Sensitivity

        The discount rate and health care cost trend rate can have a significant effect on the amounts reported. The table below illustrates the effect by changing key assumptions:

	1% increase in discount rate	1% decrease in discount rate	1% increase in health care cost trend rate	1% decrease in health care cost trend rate
2008
(Decrease) Increase in defined benefit obligation	(14)	16	13	(11)
(Decrease) Increase in aggregate of current service cost and interest cost	(1)	1	1	(1)
2007
(Decrease) Increase in defined benefit obligation	n/a	n/a	14	(10)
(Decrease) Increase in aggregate of current service cost and interest cost	n/a	n/a	1	(1)

Post-employment benefits other than pension liabilities are presented on the balance sheet as follows:

	2008	2007
	US$ million
Post-employment benefits other than pension liability (refer note 21)	141	181
Post-employment benefits other than pension included in other payables (receivables)	7	(2)

	148	179

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

28.  POST-EMPLOYMENT BENEFITS OTHER THAN PENSIONS (Continued)

Expected benefit payments for other than pension benefits are as follows:

	South Africa	North America	Total
Payable in the year ending September:
2009	3	9	12
2010	3	9	12
2011	3	8	11
2012	4	8	12
2013	4	8	12
Years 2014–2018	20	32	52

        The expected employer contribution for 2009 is US$ 11 million.

        Aggregate total of present value of the defined benefit obligation in the post retirement medical plans for the current annual period and for the previous four annual periods (ignoring unrecognized adjustments):

	2008	2007	2006	2005	2004
Defined benefit obligations	143	173	164	178	172

        Aggregate gains and losses arising on plan liabilities for the current annual period and previous four annual periods:

	2008	2007	2006	2005	2004
Plan liabilities gains (losses)	23	—	(1)	—	(8)

29.  SHARE-BASED PAYMENTS

The Sappi Limited Share Incentive Trust and The Sappi Limited Performance Share Incentive Trust

        At the annual general meeting of shareholders held on 7 March 2005, shareholders adopted The Sappi Limited Performance Share Incentive Trust (Plan) in addition to The Sappi Limited Share Incentive Trust (Scheme) which had been adopted on 5 March 1997, and fixed the aggregate number of shares which may be acquired by all participants under the Plan together with the Trust at 19,000,000 shares, which constitute 7.9% of the issued share capital of Sappi Limited.

The Sappi Limited Share Incentive Trust (Scheme)

        Under the rules of the Scheme, participants may be offered the opportunity to acquire ordinary shares (Scheme shares). This entails that Scheme shares are sold by the Scheme to participants on the basis that ownership thereof passes to the participant on conclusion of the contract but the purchase price is not payable immediately. Scheme shares are registered in the name of the participants and will be pledged in favour of the Scheme as security for payment of debt. Subject to certain limitations, a participant's outstanding share debt will bear interest at such rate as determined by the board of directors. Dividends on Scheme shares are paid to the Scheme and will be applied in the payment of such interest. Scheme shares may only be released to participants as described below.

        Under the rules of the Scheme, participants may be offered options to acquire ordinary shares (Share options). This entails that employees are offered options to purchase or subscribe for shares. Each share option will confer to the holder the right to purchase or subscribe for one ordinary share. This is based on the terms and conditions of the Scheme. Share options may only be released to participants as described below.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

29.  SHARE-BASED PAYMENTS (Continued)

        Under the rules of the Scheme, participants may be granted options to enter into agreements with the company to acquire ordinary shares (Allocation shares). These options need to be exercised by the employee within 12 months, failing which the option will automatically lapse. The exercise of the option must be accompanied by a deposit (if any) as determined by the board of directors of Sappi (the board). The participant will be entitled to take delivery of and pay for Allocation shares which are subject to the rules as described below.

        Certain managerial employees are eligible to participate in the Scheme. The amount payable by a participant for Scheme Shares, Share Options or Allocation Shares is the closing price at which shares are traded on the JSE Limited on the trading date immediately preceding the date upon which the board authorized the grant of the opportunity to acquire relevant Scheme Shares, Share Options or Allocation Shares, as the case may be, to a participant. Pursuant to resolutions of the board passed in accordance with the rules of the Scheme, Scheme Shares may be released from the Scheme to participants, Share Options may be exercised by participants and Allocation Shares may be delivered to participants as follows for allocations prior to November 2004:

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

provided that the board may, at its discretion, anticipate or postpone such dates. Prior to the annual general meeting held on 2 March 2000, the Scheme provided that Share Options will lapse, among other reasons, if they remain unexercised after the tenth anniversary of the acceptance and that Scheme Shares and Allocation Shares must be paid for in full by participants by no later than the tenth anniversary of the acceptance. However, the annual general meeting approved an amendment to decrease the aforesaid ten-year period to eight years, in respect of offers made since 3 December 1999. The board has resolved that the benefits under the Scheme of Participants will be accelerated in the event of a change of control of the company, as defined in the Scheme, becoming effective (a) if, in concluding the change of control, the board in office at the time immediately prior to the proposed change of control being communicated to the board ceases to be able to

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

29.  SHARE-BASED PAYMENTS (Continued)

determine the future employment conditions of the group's employees or (b) unless the change of control is initiated by the board. Participants are entitled to require such acceleration by written notice to the company within a period of 90 days after the date upon which such change of control becomes effective.

        The Scheme provides that appropriate adjustments are to be made to the rights of Participants in the event that the group, inter alia, undertakes a rights offer, a capitalization issue, or consolidation of ordinary shares or any reduction in its ordinary share capital.

The Sappi Limited Performance Share Incentive Trust (Plan)

        Under the rules of the Plan, participants who will be officers and other employees of the company may be awarded conditional contracts to acquire Shares for no cash consideration. If the performance criteria from time to time determined by the Human Resources Committee or Compensation Committee of the Board (Performance Criteria) applicable to each Conditional Contract, are met or exceeded, then Participants shall be entitled to receive such number of shares as specified in the Conditional Contract for no cash consideration after the fourth anniversary of the date on which the board resolves to award a Conditional Contract to that Participant. The Performance Criteria shall entail a benchmarking of the company's performance against an appropriate peer group of companies.

        If the board determines that the Performance Criteria embodied in a Conditional Contract have not been satisfied or exceeded, the number of shares to be allotted and issued and / or transferred to a Participant under and in terms of such Conditional Contract shall be adjusted downwards.

        Provision is made for appropriate adjustments to be made to the rights of Participants in the event that the company, inter alia, undertakes a rights offer, is a party to a scheme of arrangement affecting the structuring of its issued share capital or reduces its share capital if, (a) the company undergoes a change in control after an Allocation date other than a change in control initiated by the board itself, or (b) the person / s (or those persons acting in concert) who have control of the company as at an Allocation date, take / s any decision, pass / es any resolution and / or take / s any action the effect of which is to delist the company from the JSE Limited and the company becomes aware of such decision, resolution and / or action, the company is obligated to notify every Participant thereof on the basis that such Participant may within a period of one month (or such longer period as the board may permit) take delivery of those shares which he / she would have been entitled to had the Performance Criteria been achieved.

Allocations (number of shares)

	2008	2007
During the year the following offers were made to employees:
Share Options	925,700	—
Share Options Declined	(14,000)	—
Performance shares**	730,000	1,713,000
Performance Share Declined	—	(1,500)
Restricted shares**	—	45,000

	1,641,700	1,756,500

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

29.  SHARE-BASED PAYMENTS (Continued)

        Scheme shares, share options, restricted shares, performance shares and allocation shares activity was as follows during the financial years ended September 2008 and 2007:

	Scheme Shares***	Restricted Shares	Share options(1)	Performance shares(2)	Weighted average exercise price (ZAR)*	Allocation Shares(1)	Weighted average exercise price (ZAR)*	Total Shares
Outstanding at September 2006	1,535,362	12,500	4,503,450	1,892,400	85.09	1,930,500	90.82	9,874,212
—Offered and accepted	—	45,000	—	1,711,500	—	—	—	1,756,500
—Paid for / released	(92,700)	(47,500)	(1,046,800)	—	64.88	(450,650)	61.86	(1,637,650)
—Returned, lapsed and forfeited	—	—	(327,700)	(286,500)	52.54	(71,300)	124.94	(685,500)
Outstanding at September 2007	1,442,662	10,000	3,128,950	3,317,400	49.01	1,408,550	98.20	9,307,562
—Offered and accepted	—	—	911,700	730,000	52.02	—	—	1,641,700
—Paid for / released	(90,800)	—	(452,200)	—	63.47	(273,750)	—	(816,750)
—Returned, lapsed and forfeited	(31,800)	—	(355,750)	(96,300)	93.76	(29,350)	—	(513,200)

Back into Trust	31,800	—	—	—	147.20	—	—	31,800

Outstanding at September 2008	1,351,862	10,000	3,232,700	3,951,100	46.00	1,105,450	98.20	9,651,112

Exercisable at September 2006	595,750	—	2,525,750	—	85.69	1,436,950	86.55	4,558,450
Exercisable at September 2007	587,600	—	2,104,550	—	96.21	1,196,650	99.71	5,800,130
Exercisable at September 2008	491,300	—	1,906,330	5,000	96.97	1,032,300	110.22	3,434,930

*
The share options are issued in South African Rands.

**
Restricted shares (awarded on an ad-hoc basis to certain individuals on various terms and conditions) and performance shares are issued for no cash consideration. The value is determined on the day the shares are taken up.

***
The number of Scheme shares, which are not subject to credit sales amounts to 855,662 (2007: 823,862).

(1)
Issued in terms of the Scheme.

(2)
Issued in terms of the Plan.

        The fair value of Scheme shares held at September 2008 was US$ 8.7 million (September 2007: US$ 12.5 million).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

29.  SHARE-BASED PAYMENTS (Continued)

        The following table sets out the number of share options outstanding at the end of September, excluding the scheme shares:

	2008	2007	Vesting conditions	Vesting date	Expiry date	Exercise price (ZAR)
19 January 1998	—	30,100	Time	(i)	19 January 2008	19.90
14 December 1998	48,300	79,700	Time	(i)	14 December 2008	22.10
03 February 1999	1,000	1,000	Time	(i)	03 February 2009	22.35
21 December 1999	—	284,800	Time	(i)	21 December 2007	53.85
15 January 2001	213,800	243,200	Time	(i)	15 January 2009	49.00
15 August 2001	—	5,000	Time	(i)	15 August 2009	75.90
04 February 2002	7,000	7,000	Time	(i)	04 February 2010	131.40
28 March 2002	623,000	662,000	Time	(i)	28 March 2010	147.20
30 January 2003	—	250,000	Time	(i)	30 January 2011	115.00
13 February 2003	743,800	813,300	Time	(i)	13 February 2011	112.83
30 December 2003	150,250	155,500	Time	(i)	30 December 2011	79.25
14 January 2004	630,700	801,800	Time	(i)	14 January 2012	79.25
25 March 2004	1,000	1,000	Time	(i)	25 March 2012	86.60
26 March 2004	—	3,000	Time	(i)	26 March 2012	87.50
13 December 2004	1,029,500	1,200,100	Time	(i)	13 December 2012	78.00
13 December 2004	148,000	148,000	Performance	13 December 2008	N/A	—
13 December 2005	1,413,800	1,462,900	Performance	13 December 2009	N/A	—
08 August 2006	50,000	50,000	Performance	08 August 2010	N/A	—
15 January 2007	5,000	5,000	Performance	31 December 2007	N/A	—
15 January 2007	5,000	5,000	Performance	31 December 2008	N/A	—
15 January 2007	5,000	5,000	Performance	31 December 2009	N/A	—
29 January 2007	50,000	50,000	Performance	29 January 2011	N/A	—
31 May 2007	1,419,300	1,456,500	Performance	31 May 2011	N/A	—
01 June 2007	—	10,000	Performance	01 June 2011	N/A	—
02 July 2007	100,000	100,000	Performance	02 July 2011	N/A	—
10 September 2007	10,000	10,000	Time	10 September 2008	N/A	—
10 September 2007	25,000	25,000	Performance	10 September 2011	N/A	—
12 December 2007	610,600	—	Time	12 December 2011	12 December 2015	91.32
12 December 2007	525,000	—	Performance	12 December 2011	N/A	—
19 March 2008	279,200	—	Time	19 March 2012	19 March 2016	98.80
19 March 2008	205,000	—	Performance	12 March 2012	N/A	—

	8,299,250	7,864,900

(i)
These vest over four or five years depending on the date of allocation.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

29.  SHARE-BASED PAYMENTS (Continued)

        The following assumptions have been utilized to determine the fair value of the shares granted in the financial period in terms of the Scheme and the Plan:

	Issue 32	Issue 32	Issue 32	Issue 33	Issue 33	Issue 33
Date of grant	12 Dec 07	12 Dec 07	12 Dec 07	19 Mar 08	19 Mar 08	19 Mar 08
Type of award	Normal Option	Performance	Performance	Normal Option	Performance	Performance
Share Price at grant date	ZAR 90.00	US$ 14.22	US$ 14.22	ZAR 94.98	US$ 11.64	US$ 11.64
Strike Price of share	ZAR 91.32	—	—	ZAR 98.8	—	—
Vesting Period	4 years	4 years	4 years	4 years	4 years	4 years
Vesting conditions	Proportionately over time	Market related- relative to peers	Cash Flow Return on Net Assets relative to peers	Proportionately over time	Market related- relative to peers	Cash Flow Return on Net Assets relative to peers
Expected life of options (years)	8 years	n/a	n/a	8 years	n/a	n/a
Market related vesting conditions	n/a	Yes	No	n/a	Yes	No
Percentage expected to vest	n/a	39.4%	100%	n/a	41.8%	100%
Number of shares offered	633,000	525,000	525,000	282,900	205,000	205,000
Volatility	30.5%	32,4%	n/a	30.8%	33.0%	n/a
Risk free discount rate	11.6% (US yield)	5.3% (US yield)	n/a	11.8% (US yield)	2.7% (US yield)	n/a
Expected dividend yield	2.29%	2.11%	2.11%	2.34%	2.75%	2.75%
Expected percentage of issuance	95%	95%	95%	95%	95%	95%
Model used to value	Binomial	Modified binomial	Market price	Binomial	Modified binomial	Market price
Fair value of option	ZAR 43.75	ZAR 53.13	ZAR 70.22	ZAR 41.70	ZAR 52.07	ZAR 68.68

        Volatility has been determined with reference to the historic volatility of the Sappi share price over the expected period.

        Share options, allocation shares, restricted shares and performance shares to executive directors, which are included in the above figures, are as follows:

	2008 Number of options / shares	2007 Number of options / shares
At beginning of year	249,000	633,000
Share Options, Restricted Shares and Performance Shares granted	90,000	—
Share Options and Allocation Shares exercised / declined	—	(90,000)
Shares removed on resignation or retirement of directors	—	(394,000)
Shares brought in on appointment of director	—	100,000

At end of year	339,000	249,000

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

29.  SHARE-BASED PAYMENTS (Continued)

        The following table sets forth certain information with respect to the 339,000 Share Options and performance Shares granted by Sappi to executive directors:

Issue date	Number of options / shares	Expiry date	Exercise price (ZAR)
15 January 2001	3,000	15 January 2009	49.00
28 March 2002	15,000	28 March 2010	147.20
13 February 2003	15,000	13 February 2011	112.83
30 December 2003	18,000	30 December 2011	79.25
13 December 2004	18,000	13 December 2012	78.00
13 December 2004*	6,000	13 December 2008	—
13 December 2005*	24,000	13 December 2009	—
08 August 2006*	50,000	08 August 2010	—
02 July 2007*	100,000	02 July 2011	—
12 December 2007*	90,000	12 December 2011	—

	339,000

*
Performance shares.

        Refer to note 36 for further information on Directors participation in the Scheme and the Plan.

        No new loans have been granted to the executive directors since 28 March 2002.

30.  FINANCIAL INSTRUMENTS

        The group's financial instruments consist mainly of cash and cash equivalents, accounts receivable, certain investments, accounts payable, borrowings and derivative instruments.

Introduction

        The principal risks to which Sappi is exposed through financial instruments are:

  a)
  market risk (the risk of loss arising from adverse changes in market rates and prices), arising from:

  –
  interest rate risk

  –
  foreign exchange risk

  –
  commodity price and availability risk

  b)
  credit risk

  c)
  liquidity risk

        The group's main financial risk management objectives are to identify, measure and manage the above risks as more fully discussed under the individual risk headings below.

        Sappi's Group Treasury is comprised of two components: Sappi International, located in Brussels, which manages the group's non-South African treasury activities and, for local regulatory reasons, the operations based in Johannesburg which manage the group's Southern African treasury activities.

        These two operations collaborate closely and are primarily responsible for the group's interest rate, foreign currency, liquidity and credit risk (insofar as it relates to deposits of cash, cash equivalents and financial investments).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

30.  FINANCIAL INSTRUMENTS (Continued)

        Commodity risk and credit risk (insofar as it relates to trade receivables) are primarily managed regionally but are co-ordinated on a group basis.

        The group's Limits of Authority framework delegates responsibility and approval authority to various officers, committees and boards based on the nature, duration and size of the various transactions entered into by, and exposures of, the group including the exposures and transactions relating to the financial instruments and risks referred to in this note.

a) Market risk

Interest rate risk

        Interest rate risk is the risk that an investment's value will change due to a change in the absolute level of interest rates, in the spread between two rates, in the shape of the yield curve or in any other interest rate relationship.

        The group is exposed to interest rate risk as it borrows funds at both fixed and floating interest rates. The group monitors market conditions and may utilize approved interest rate derivatives to alter the existing balance between fixed and variable interest rate loans in response to changes in the interest rate environment. Hedging of interest rate risk for periods greater than one year is only allowed if income statement volatility can be minimized by means of hedge accounting, fair value accounting or other means. The group's exposure to interest rate risk is set out below.

Interest-bearing borrowings

        The table below provides information about Sappi's current and non-current borrowings that are sensitive to changes in interest rates. The table presents discounted cash flows by expected maturity dates. The average fixed effective interest rates presented below are based on weighted average contract rates applicable to the amount expected to mature in each respective year. Forward looking average variable effective interest rates for the financial years ended September 2008 and thereafter are based on the yield curves for each respective currency as published by Reuters on 28 September 2008. The information is presented in US$, which is the group's reporting currency.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

30.  FINANCIAL INSTRUMENTS (Continued)

        A detailed analysis of the group's borrowings is presented in note 20.

	Expected maturity date
							Total Carrying Value	2008 Fair Value	2007 Carrying Value	2007 Fair Value
	2009	2010	2011	2012	2013	2014+
	US$ equivalent in millions
US Dollar
Fixed rate	21	38	—	—	—	—	59	58	55	56
Average interest rate (%)	4.00	4.49	—	—	—	—	4.31		5.01
Variable rate(1)(2)	142	—	—	487	—	350	979	885	946	947
Average interest rate (%)	4.08	4.18	4.18	6.84	4.18	7.33	6.61		7.39
Euro
Fixed rate	6	6	584	2	2	3	603	582	716	721
Average interest rate (%)	5.97	6.05	4.61	2.45	3.64	1.84	4.62		4.69
Variable rate(3)	488	—	—	—	—	—	488	488	297	297
Average interest rate (%)	4.43	—	—	—	—	—	4.43		3.98
Rand
Fixed rate	7	20	45	126	157	11	366	350	399	408
Average interest rate (%)	9.46	8.70	8.84	10.65	9.64	11.28	9.88		9.81
Variable rate(4)	6	1	—	—	—	—	7	7	44	44
Average interest rate (%)	10.67	10.67	—	—	—	—	10.67		9.84
Swiss Franc
Fixed rate
Average interest rate (%)
Variable rate	151	—	—	—	—	—	151	151	142	142
Average interest rate (%)	3.26	—	—	—	—	—	3.26		3.3
Total
Fixed rate	34	64	629	128	159	14	1,028	990	1,170	1,184
Average interest rate (%)	5.43	5.94	4.91	10.55	9.57	9.05	6.47		6.46
Variable rate	787	1	—	487	—	350	1,625	1,531	1,429	1,429
Average interest rate (%)	4.19	10.67	—	6.84	—	7.33	5.66		6.36

Fixed and variable	821	65	629	615	159	364	2,653	2,521	2,599	2,613

Current portion							821	821	771	764
Long term portion							1,832	1,700	1,828	1,898

Total interest-bearing borrowings (refer note 20)							2,653	2,521	2,599	2,662

The fair value of non-current borrowings is estimated by Sappi based on the rates from market quotations for non-current borrowings with fixed interest rates and on quotations provided by internationally recognized pricing services for notes, exchange debentures and revenue bonds.

The above mentioned fair values include Sappi's own credit risk. Please refer to the sensitivity analysis regarding interest rate risk for additional information regarding Sappi's rating.

(1)
Includes fixed rate loans where fixed-for-floating rate swap contracts have been used to convert the exposure to floating rates. Some of the swaps do not cover the full term of loans.

(2)
The US Dollar floating interest rates are based on the London Inter-bank Offered Rate (LIBOR).

(3)
The Euro floating interest rates are based on the European Inter-bank Offered Rate (EURIBOR).

(4)
The Rand floating interest rates are predominately based on the Johannesburg Inter-bank Agreed Rate (JIBAR).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

30.  FINANCIAL INSTRUMENTS (Continued)

        The range of interest rates in respect of all non-current borrowings comprising both fixed and floating rate obligations, is between 2.45% and 11.28% (depending on currency). At September 2008, 39% of Sappi's borrowings were at fixed rates of interest, and 61% were at floating rates. Floating rates of interest are based on LIBOR for USD borrowings, on EURIBOR for Euro denominated borrowings and on JIBAR for ZAR borrowings. Fixed rates of interest are based on contract rates.

        Sappi's Southern African operations have in the past been particularly vulnerable to adverse changes in short-term domestic interest rates, as a result of the volatility in interest rates in South Africa. During 2008 domestic interest rates have increased from 10.26% to 12.05% for the 3-month JIBAR.

        Sappi uses interest rate options, caps, swaps and interest rate and currency swaps as a means of managing interest rate risk associated with outstanding debt entered into in the normal course of business. Sappi does not use these instruments for speculative purposes. Interest rate derivative financial instruments are measured at fair value at each reporting date with changes in fair value recorded in profit or loss for the period. The group has designated certain derivatives as hedges of fixed rate debt in a documented hedging strategy.

        Interest rate derivative financial instruments are measured at fair value at each reporting date with changes in fair value recorded in profit or loss for the period. The hedge relationship has been assessed as highly effective on a quarterly basis. Changes in the fair value of the underlying debt, attributable to changes in the credit spread are excluded from the hedging relationship.

        The group has determined at inception and in subsequent periods that the derivatives are highly effective in offsetting fair value exposure of the debt being designated as hedged. Because only interest rate risk is designated as being hedged, credit risk related to the hedged debt is excluded from the group's assessment of the hedge being highly effective. The carrying value of the hedged debt is adjusted to reflect only changes in fair value related to changes in interest rates. This is offset by the change in fair value of the derivative instrument, which reflects changes in fair value related to both interest rate risk and credit risk.

        At September 2008 Sappi had in total seven US$ interest rate swap contracts, converting fixed rates to floating rates, outstanding for a total amount of US$ 856.6 million and the swaps had a positive total fair value of US$ 18.7 million (2007: seven contracts, total amount US$ 856.6 million, negative fair value US$ 10 million) and an interest rate and currency swap (IRCS) contract outstanding for the amount of US$ 233 million with a positive fair value of US$ 56.8 million. This swap converts future US$ cash flows into GBP and fixed

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

30.  FINANCIAL INSTRUMENTS (Continued)

US$ interest rates into fixed GBP interest rates (2007: US$ 350 million with a fair value of US$ 137 million). See details of the swaps in the table below:

Instrument	Interest Rate	Maturity date	Nominal value	Fair value* favorable (unfavorable)
			US$ million
Interest rate swaps:
	6.75% to variable (LIBOR)	June 2012	250	4
	6.75% to variable (LIBOR)	June 2012	200	2
	6.75% to variable (LIBOR)	June 2012	50	1
	7.50% to variable (LIBOR)	June 2012	250	6
	5.90% to variable (LIBOR)	November 2013	28	1
	7.38% to variable (LIBOR)	July 2014	44	2
	6.65% to variable (LIBOR)	October 2014	35	2
Interest rate and currency swaps:	US Dollar 6.30% into Pound Sterling 6.66%	December 2009	233	57

Total				75

*
This refers to the carrying value.

        The fair value of interest rate swaps and IRCS is the estimated amount that Sappi would pay or receive to terminate the agreement at the balance sheet date, taking into account current interest rates and the current creditworthiness of the counterparties considering the specific relationships of Sappi group with those counterparties.

Summary sensitivity analyzes external interest rate derivatives

        The following is a sensitivity analysis of the impact on the income statement in US Dollars due to the change in fair value of interest rate derivative instruments due to changes in the interest rate basis points (bps). The sensitivity analysis of floating rate debt, including fixed rate debt swapped into floating rates, is carried out separately (see below).

Interest rate currency swap

Scenario name	Base Value	Scenario Value	Change	% Change
-50 bps GBP-LIBOR-6M	56.8	57.9	1.1	1.9
+50 bps GBP-LIBOR-6M	56.8	55.8	(1.0)	(1.8)

Scenario name	Base Value	Scenario Value	Change	% Change
-50 bps USD-LIBOR-3M	56.8	56.0	(0.8)	(1.4)
+50 bps USD-LIBOR-3M	56.8	57.7	0.9	1.6

        The IRCS covers an intra-group loan from a GBP-reporting Sappi entity of US$ 233 million, maturing in tranches between December 2008 and 2009. The derivative converts fixed USD interest payments of 6.30% into fixed GBP interest income of 6.6%, as well as the redemption of principal amounts at maturity. The fair value of the instrument is subject to changes of both the inherent exchange rates and interest rates. Fair value

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

30.  FINANCIAL INSTRUMENTS (Continued)

changes of the derivative caused by currencies are neutralised by currency changes in the underlying intra-group loan.

        At 28 September 2008 the fair value of the derivative amounted to US$ 56.8 million ("Base Value" in the table above), of which US$ 51.1 million was due to the exchange rate movement between inception and the reporting date. This amount is compensated by the opposite movement of the underlying loan and therefore has no impact on the income statement. The portion of the fair value due to interest rate movements, which has impacted the income statement, amounts to a negative value of US$ 2.3 million. This value will reduce to zero at maturity.

        For the period outstanding, the table above shows the impact that a shift of 50 bps on the LIBOR curve would have on the fair value. An increase in the USD LIBOR adds to the fair value, as does a decrease of the GBP LIBOR. When the GBP and the USD interest rates move the same way, the one roughly compensates the other. If the rates would drift in opposite directions this would have an impact of approximately US$ 2 million for a shift of 50 bps.

        Since the inception of the instrument, the largest shift in opposite directions experienced over a twelve-month period was 3.14%, due to a decrease in USD rates of 2.56% and an increase in the GBP rates of 0.58%. Applied to the fair value as per 28 September 2008, this would have resulted in a negative change in fair value of US$ 5.8 million.

Interest rate currency swap

Scenario name	Base Value	Scenario Value	Change	% Change
-256 bps USD-LIBOR-3M	56.8	52.2	(4.6)	(8.1)
+58 bps GBP-LIBOR-6M	56.8	55.6	(1.2)	(2.1)

Total			(5.8)

        The interest rate swaps (fixed to floating) applied to the US$ 750 million bonds issued by Sappi Papier Holding (SPH) and to the US$ 106 million bonds issued by SD Warren show the following sensitivity to a 50 bps interest rate change on a tenor of 4 years for the Sappi Papier Holding bonds and 6 years for the SD Warren bonds:

IRS—Sappi Papier Holding

Scenario name	Base Value	Scenario Value	Change	% Change
-50 bps USD-LIBOR-3M	(750.7)	(749.6)	1.1	(0.1)
+50 bps USD-LIBOR-3M	(750.7)	(751.7)	(1.0)	0.1

IRS—SD Warren

Scenario name	Base Value	Scenario Value	Change	% Change
-50 bps USD-LIBOR-3M	(106.8)	(106.6)	0.2	(0.2)
+50 bps USD-LIBOR-3M	(106.8)	(107.0)	(0.2)	0.2

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

30.  FINANCIAL INSTRUMENTS (Continued)

        The largest change in the 3-month USD interest rates since inception of the swaps in a twelve month period was a 2.56% decrease. Applied to the fair value as per September 2008, the net impact on the SPH bonds would have been a US$ 5.5 million gain and for the SD Warren bonds a US$ 1.0 million gain.

IRS—Sappi Papier Holding

Scenario name	Base Value	Scenario Value	Change	% Change
-256 bps USD-LIBOR-3M	(750.7)	(745.2)	5.5	(0.7)

IRS—SD Warren

Scenario name	Base Value	Scenario Value	Change	% Change
-256 bps USD-LIBOR-3M	(106.8)	(105.8)	1.0	(0.9)

        The above analysis measures the impact on the income statement that a change in fair value of the interest rate derivatives would have, if the specified scenarios were to occur.

Sensitivity analysis of interest rate risk—in case of a credit rating downgrade of Sappi

        The following table shows the sensitivity of securitization debt to changes in the group's own credit rating. It is worth noting that the change in value of the securitization debt is included in the sensitivity analysis of floating rate debt in the table below.

Securitization in Europe and Hong Kong	Notional	Impact on Income statement of downgrade below BB credit rating
Europe	219.9	0.11
Hong Kong	73.5	0.04

Sub-total	293.4	0.15

Impact calculated on total portfolio amounts to:	0.05%

        The pricing of the securitization contracts in Europe and Hong Kong would be impacted as set out in the table above if the company were to be downgraded below the current rating. The US securitization arrangement would not be impacted by a possible downgrade, as there are sufficient other credit enhancements to mitigate the co-mingling risk.

        All other external debt would not be impacted by a possible downgrading of Sappi.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

30.  FINANCIAL INSTRUMENTS (Continued)

Sensitivity analysis of interest rate risk of floating rate debt—in '000 USD

	Total	Fixed rate	Floating rate	Impact on I / S of 50 bps interest
	US$ million
Total debt	2,653.3	1,028.5	1,624.9	8.1

Ratio fixed / floating to total debt		39%	61%

        The floating rate debt represents 61% of total debt. If interest rates were to increase (decrease) by 50 bps the finance cost on floating rate debt would increase (decrease) by US$ 8.1 million.

Currency risk

        Sappi is exposed to economic, transaction and translation currency risks. The objective of the group in managing currency risk is to ensure that foreign exchange exposures are identified as early as possible and actively managed.

  –
  Economic exposure consists of planned net foreign currency trade in goods and services not yet manifested in the form of actual invoices and orders;

  –
  Transaction exposure arises due to transactions entered into, which result in a flow of cash in foreign currency, such as payments under foreign currency long and short term loan liabilities, purchases and sales of goods and services, capital expenditure purchases and dividends. Where possible, commercial transactions are only entered into in currencies that are readily convertible by means of formal external forward exchange contracts; and

  –
  Translation exposure arises when translating the groups assets, liabilities, income and expenditure into the group's presentation currency. Borrowings are taken out in a range of currencies which are based on the group's preferred ratios of gearing and interest cover based on a judgement of the best financial structure for the group. On consolidation this gives rise to translation exposure which is not hedged.

        In managing currency risk, the group first makes use of internal hedging techniques, with external hedging being applied thereafter. External hedging techniques consist primarily of foreign currency forward exchange contracts and currency options. Foreign currency capital expenditure on projects must be covered as soon as practical (subject to regulatory approval).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

30.  FINANCIAL INSTRUMENTS (Continued)

Currency risk analysis

        In the preparation of the currency risk analysis the derivative instrument has been allocated to the currency which the underlying instrument has been hedging.

	Total	Total in Scope	USD	EUR	ZAR	GBP	Other (converted into USD)
2008
Financial assets
Other non-current assets	168	44	2	5	37	—	—
Long term derivative financial instruments*	76	76	(223)	—	—	299	—
Trade and other receivables	698	626	287	275	22	32	10
Current derivative financial instruments*	4	4	1	—	—	3	—
Cash and cash equivalents	274	274	82	101	91	—	—

		1,024	149	381	150	334	10
Financial liabilities
Non-current interest-bearing borrowings	1,832	1,832	875	597	360	—	—
Derivative financial instruments*	1	1	—	—	1	—	—
Current interest-bearing borrowings	821	821	164	494	12	—	151
Overdraft	26	26	—	10	2	4	10
Current: derivative financial instruments*	24	24	24	—	—	—	—
Trade and other payables	959	756	196	297	239	8	16

		3,460	1,259	1,398	614	12	177
Foreign exchange gap		(2,436)	(1,110)	(1,017)	(464)	322	(167)

	Total	Total in Scope	USD	EUR	ZAR	GBP	Other (converted into USD)
2007
Financial assets
Other non-current assets	165	36	1	6	29	—	—
Long term derivative financial instruments*	137	137	(356)	—	—	493	—
Trade and other receivables	653	600	295	201	27	32	45
Current derivative financial instruments*	7	7	7	—	—	—	—
Cash and cash equivalents	364	364	79	108	174	—	3

		1,144	26	315	230	525	48
Financial liabilities
Non-current interest-bearing borrowings	1,828	1,828	851	576	401	—	—
Derivative financial instruments*	15	15	12	3	—	—	—
Current interest-bearing borrowings	771	771	162	425	42	—	142
Overdraft	22	22	7	8	1	2	4
Current: derivative financial instruments*	28	28	26	—	2	—	—
Trade and other payables	952	816	214	341	252	6	3

		3,480	1,272	1,353	698	8	149
Foreign exchange gap		(2,336)	(1,246)	(1,038)	(468)	517	(101)

*
The amount disclosed with respect to derivative instruments, reflects the currency which the derivative instrument is covering.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

30.  FINANCIAL INSTRUMENTS (Continued)

        The above table does not indicate the group's foreign exchange exposure, it only shows the financial instruments assets and liabilities classified per underlying currency.

        The group's foreign currency forward exchange contracts at September 2008 are detailed below.

		2008		2007
		Contract amount (Notional amount)	Fair value* (unfavourable) favourable	Contract amount	Fair value* (unfavourable) favourable
		US$ million
Foreign currency
Bought:	US Dollar	2	—	33	(2)
	Euro	13	—	27	—
	ZAR	11	—	—	—
Sold:	US Dollar	(168)	(3)	(173)	7
	Euro	(735)	(17)	(875)	(25)
	ZAR	—	—	(89)	(4)

		(877)	(20)	(1,077)	(24)

*
This refers to the fair value.

        The fair value of foreign currency contracts has been computed by the group based upon the market data valid at September 2008.

        All forward currency exchange contracts are valued at fair value with the resultant profit or loss included in the net finance costs for the period.

        Forward exchange contracts are used to hedge the group from potential unfavourable exchange rate movements that may occur on recognized financial assets and liabilities or planned future commitments.

        The foreign currency forward exchange contracts have different maturities, with the most extended maturity date being September 2009.

        As at the year end there was an open exposure of US$ 35.6 million which has since been hedged.

Sensitivity analysis—in USD gain (loss)

Base currency	Exposure	+10%	-10%
EUR	(28.8)	(2.6)	3.2
GBP	1.3	0.1	(0.1)
USD	13.0	1.2	(1.4)
ZAR	(24.4)	(2.2)	2.7
Other currencies	3.3	0.3	(0.4)

Total	(35.6)	(3.2)	4.0

        Based on the exposure as at September 2008, if the foreign currency rates had moved 10% upwards or downwards compared to the closing rates, the result would have been impacted by a loss of US$ 3.2 million (increase of 10%) or a gain of US$ 4.0 million (decrease of 10%).

        During 2008 we have contracted non-deliverable average rate foreign exchange transactions for a total notional value of US$ 173.4 million which were used as an overlay hedge of export sales. Since these

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

30.  FINANCIAL INSTRUMENTS (Continued)

contracts have all matured before 28 September 2008, these constitute non-representative positions. The total impact on the income statement amounts to a loss of US$ 2.7 million.

Commodity risk

        Commodity risk arises mainly from price volatility and threats to security of supply.

        A combination of contract and spot deals are used to manage price volatility and contain costs. Contracts are limited to the group's own use requirements. The group aims to improve its understanding of the direction, magnitude and duration of future commodity price changes and to develop commodity specific expertise.

        The group manages security of supply by establishing alternate sources of supply and focusing on products and processes that allow the use of alternative commodities. Sappi examines its supply and quality risk on an ongoing basis with the view to continuously improve its commodity management practices.

        During 2008 we have not contracted any derivatives with respect to commodities.

b) Credit risk

        Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the group. The group faces credit risk in relation to trade receivables, cash deposits and financial investments.

        Credit risk relating to trade debtor management is the responsibility of regional management and is co-ordinated on a group basis.

        The group's objective in relation to credit risk is to limit the exposure to credit risk through specific group-wide policies and procedures. Credit control procedures are designed to ensure the effective implementation of best trade receivable practices, the comprehensive maintenance of all related records, and effective management of credit risk for the group.

        The group assesses the credit worthiness of potential and existing customers in line with the credit policies and procedures. Appropriate collateral is obtained to minimize risk. Exposures are monitored on an ongoing basis utilizing various reporting tools which highlight potential risks.

        In the event of deterioration of credit risk, the appropriate measures are taken by the regional credit management. All known risks are required to be fully disclosed, accounted for, and provided for as bad debts in accordance with the applicable accounting standards.

        Quantitative disclosures on credit risk are included in note 16 of the annual financial statements.

        A large percentage of our trade receivables are credit insured.

Hedge accounting

        The group has the following fair value hedges which qualify for hedge accounting:

        Bonds at fixed interest rates for a total notional amount of US$ 856 million are hedged by seven external interest rate swaps (IRS). These IRS with a positive fair value of US$ 18.7 million convert the USD fixed interest rates into floating 6-month LIBOR set in arrears. The hedged risk is designated to be the interest rate risk arising from fluctuations in the US LIBOR swap curve. The effect of this transaction is to convert fixed rate debt into floating rate debt.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

30.  FINANCIAL INSTRUMENTS (Continued)

        In fiscal 2005 the hedge was de-designated at the end of March, April and June 2005 respectively and was only re-designated in June 2005. During this period, hedge accounting was interrupted for a certain number of deals. The changes in fair value of the bonds until the moment of de-designation are amortized over the remaining life of the hedge.

        In fiscal 2007 Sappi decided to replace its valuation and hedge effectiveness tool by the REVALHedgeRx Module (see description hereunder). At the same time it was decided to switch from the Volatility Variance Method (VVM) to the linear regression analysis as the statistical test, which is an appropriate alternative to test hedge effectiveness of a fair value hedge.

        A change in the hedge effectiveness measurement methodology requires the de-designation of the existing hedge relationship. Simultaneously a re-designation of the same hedge relationship was carried out, however this has catered for a revised hedge effectiveness measurement methodology. There was no material impact on the income statement as a result of this change.

        As the swaps were contracted some time after the issuance of the underlying bonds, at the time of designating the hedge relationship it was required to mark-to-market the bonds for the hedged risk (ie for changes in the benchmark interest rate) in order to determine the hedged fair value at inception of the hedge (create an initial fair value benchmark) which was different to the face value as market conditions had changed since the bonds were issued. All future hedge adjustments to the carrying value of the bonds are based on changes in the fair value of this benchmark due to changes in the benchmark interest rate. The bonds are remeasured for changes in the benchmark interest rate and the swaps are revalued for changes in their fair value on a monthly basis and show movements in line with changing market conditions. Over the life of the bonds, the hedged fair value benchmark will revert to the face value of the bonds (the repayment amounts), whereas the hedging swaps will revert to a final fair value of zero. The carrying value of the bonds, including the effect of hedge accounting, will at maturity be equal to the sum of (1) the face value and (2) the total change in the initial hedged fair value (fair value benchmark), which will be different to the effective amount to be repaid (the face value). Therefore Sappi decided in fiscal 2007 to amortize the mismatch between the initial fair value benchmark and the face value payable at maturity in order to recognize the income statement impact over the remaining period until maturity, instead of recognising the difference only at maturity.

        The following is an analysis of the impact on pre-tax profit and loss from the period:

(without brackets favourable)	2008	2007
	US$ million	US$ million
De / re-designation	—	—
Amortization*	(5)	(2)
Residual ineffectiveness	—	—

—gain on hedging instruments	30	14
—loss on hedged item	(30)	(14)

Total	(5)	(2)

*
The outstanding amount on the balance sheet to be amortized over the next five years corresponds to US$ 27.9 million.

        Sappi uses the REVALHedgeRx module (REVAL), a web based application providing treasury and risk management solutions supplied by Reval.Com, Inc., a financial technology company based in New York to assess both the prospective and the retrospective effectiveness of the fair value hedge relationship.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

30.  FINANCIAL INSTRUMENTS (Continued)

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

        The prospective test is considered to be identical to the retrospective test, which implies that for the prospective test the same past data (i.e. actual historical curves and remaining cash flows at each Sappi month-end date of the retrospective test) is used for the retrospective test.

        Changes in fair value will represent period-to-period changes in "clean" fair value (accruals of interest excluded).

        During September and October 2006, Sappi entered into firm commitments for the purchase of equipment in foreign currency. These commitments were hedged for foreign exchange risk by forward exchange contracts and were designated as a fair value hedge. The hedged risk was designated to be the foreign currency risk arising from fluctuations in the foreign currency rates relating to the purchase of equipment.

        The fair value hedge was accounted for as follows:

        The hedging instrument was recorded at fair value in the balance sheet with changes in fair value recorded through the income statement. The full fair value method is used to calculate the changes in fair value of the hedging instrument. At maturity of the foreign exchange contract the related cash flows were booked at the spot rate of that day according to IAS 21.

        The firm commitment (hedged item) was not recognized in the balance sheet at inception of the hedge because it was an executory contract for the future delivery of equipment. Only the subsequent changes in fair value of the commitment attributable to the hedged risk are recorded on the balance sheet and through the income statement.

        In 2008, Sappi took delivery of the purchased equipment. Hedge accounting has been discontinued in the 2008 fiscal year. The portion of the hedge that was determined to be effective has been included on the balance sheet as part of the cost of purchase for the equipment.

c) Liquidity risk

        Liquidity risk is the risk that the group will be unable to meet its current and future financial obligations as they fall due.

        The group's objective is to manage its liquidity risk by:

  –
  managing its bank balances, cash concentration methods and cash flows;

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

30.  FINANCIAL INSTRUMENTS (Continued)

  –
  managing its working capital and capital expenditure;

  –
  ensuring the availability of a minimum amount of short term borrowing facilities at all times, to meet any unexpected funding requirements; and

  –
  ensuring appropriate long-term funding is in place to support the group's long term strategy.

        Details of the group's borrowings, including the maturity profile thereof, as well as the group's committed and uncommitted facilities are set out in note 20.

        The group is in compliance with all material financial covenants applicable to its borrowing facilities.

			Undiscounted cash flows
Liquidity risk management— September 2008	Total financial assets and liabilities	Fair value of financial instruments	0 - 6 months	6 - 12 months	1 - 2 years	2 - 5 years	> 5 years	Total
	US$ million
Financial assets
Other non-current assets	44	44	12	—	14	5	6	37
Long term derivative financial instruments	76	76	38	10	37	—	1	86

Receive leg			186	35	211	127	8	567
Pay leg			(148)	(25)	(174)	(127)	(7)	(481)

Trade and other receivables	626	626	609	17	—	—	—	626
Current derivative financial instruments	4	4	5	—	—	—	—	5

Receive leg			335	—	—	—	—	335
Pay leg			(330)	—	—	—	—	(330)

Cash and cash equivalents	274	274	257	17	—	—	—	274

			921	44	51	5	7	1,028
Financial liabilities
Interest-bearing borrowings	1,832	1,719	57	55	186	1,658	762	2,718
Derivative financial instruments	1	1	—	—	—	—	1	1

Pay leg			—	—	—	—	1	1
Receive leg			—	—	—	—	—	—

Other non-current liabilities			—	—	—	—	—	—
Interest-bearing borrowings	821	821	709	128	—	—	—	837
Overdraft	26	26	26	—	—	—	—	26
Current derivative financial instruments	24	24	23	—	—	—	—	23

Pay leg			578	—	—	—	—	578
Receive leg			(555)	—	—	—	—	(555)

Trade and other payables	756	756	695	42	—	—	—	737

			1,510	225	186	1,658	763	4,342

Liquidity gap			(589)	(181)	(135)	(1,653)	(756)	(3,314)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

30.  FINANCIAL INSTRUMENTS (Continued)

Liquidity risk management— September 2007	Total financial assets and liabilities	Fair value of financial instruments	0-6 months	6-12 months	1-2 years	2-5 years	> 5 years	Total
	US$ million
Financial assets
Other non-current assets	36	36	12	—	9	2	12	35
Long term derivative financial instruments	137	137	50	4	51	47	(1)	151

Receive leg			180	15	183	187	15	580
Pay leg			(130)	(11)	(132)	(140)	(16)	(429)

Trade and other receivables	600	607	604	3	—	—	—	607
Current derivative financial instruments	7	7	9	—	—	—	—	9

Receive leg			312	—	3	—	—	315
Pay leg			(303)	—	(3)	—	—	(306)

Cash and cash equivalents	364	364	364	—	—	—	—	364

			1,039	7	60	49	11	1,166
Financial liabilities
Interest-bearing borrowings	1,828	1,898	50	59	148	1,660	958	2,875
Derivative financial instruments	15	15	5	1	3	12	—	21

Pay leg			70	34	55	170	—	329
Receive leg			(65)	(33)	(52)	(158)	—	(308)

Interest-bearing borrowings	771	764	677	112	—	—	—	789
Overdraft	22	22	22	—	—	—	—	22
Current derivative financial instruments	28	28	32	2	—	—	—	34

Pay leg			908	23	1	—	—	932
Receive leg			(876)	(21)	(1)	—	—	(898)

Trade and other payables	816	818	796	1	7	—	—	804

			1,582	175	158	1,672	958	4,545

Liquidity gap			(543)	(168)	(98)	(1,623)	(947)	(3,379)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

30.  FINANCIAL INSTRUMENTS (Continued)

Derivative financial instruments with maturity profile

        The following tables indicate the different types of derivative financial instruments for 2008 and 2007, included within the various categories on the face of the balance sheet.

        The reported maturity analysis is calculated based on an undiscounted basis.

			Maturity analysis
			Undiscounted cash flows
Classes of financial instruments	Total	Fair value hedge	<6M	>6M <1Y	>1Y <2Y	>2Y <5Y	>5Y
	US$ million
September 2008
Assets
Fair value of derivatives by risk factor
Interest rate risk
Interest rate swaps	76	76	38	10	37	—	1
receiving leg	532	532	186	35	211	127	8
paying leg	(456)	(456)	(148)	(25)	(174)	(127)	(7)
Foreign exchange risk
FX forward contracts	4	—	5	—	—	—	—
receiving leg	334	(11)	335	—	—	—	—
paying leg	(330)	11	(330)	—	—	—	—
Liabilities
Fair value of derivatives by risk factor
Interest rate risk
Interest rate swaps	(1)	—	—	—	—	—	(1)
paying leg	(1)	—	—	—	—	—	(1)
receiving leg	—	—	—	—	—	—	—
Foreign exchange risk
FX forward contracts	(24)	—	(23)	—	—	—	—
paying leg	(576)	—	(578)	—	—	—	—
receiving leg	552	—	555	—	—	—	—

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

30.  FINANCIAL INSTRUMENTS (Continued)

			Maturity analysis
			Undiscounted cash flows
Classes of financial instruments	Total	Fair value hedge	<6M	>6M <1Y	>1Y <2Y	>2Y <5Y	>5Y
	US$ million
September 2007
Assets
Fair value of derivatives by risk factor
Interest rate risk
Interest rate swaps	137	137	50	4	51	47	(1)
receiving leg	536	536	180	15	183	187	15
paying leg	(399)	(399)	(130)	(11)	(132)	(140)	(16)
Foreign exchange risk
FX forward contracts	7	—	9	—	—	—	—
receiving leg	309	—	312	—	—	—	—
paying leg	(302)	—	(303)	—	—	—	—
Liabilities
Fair value of derivatives by risk factor
Interest rate risk
Interest rate swaps	(12)	(12)	(2)	(1)	(3)	(13)	—
paying leg	(246)	(246)	(28)	(27)	(56)	(171)	—
receiving leg	234	234	26	26	53	158	—
Foreign exchange risk
FX forward contracts	(31)	(4)	(27)	(1)	—	—	—
paying leg	(879)	(89)	(794)	(1)	—	—	—
receiving leg	848	85	767	—	—	—	—

Fair values

        All financial instruments are carried at fair value or amounts that approximate fair value, except the non-current interest-bearing borrowings at fixed rates of interest. The carrying amounts for cash, cash equivalents, accounts receivable, certain investments, accounts payable and current portion of interest-bearing borrowings approximate fair value due to the short-term nature of these instruments. Where these fixed rates of interest have been hedged into variable rates of interest and fair value hedge accounting has been applied, then the non-current interest-bearing borrowings are carried at fair value calculated by discounting all future cash flows at market data valid at closing date. The same data is used to value the related hedging instrument.

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

        If quoted market prices are unavailable, the fair value of financial assets and financial liabilities is calculated using pricing models or discounted cash flow techniques. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate used

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

30.  FINANCIAL INSTRUMENTS (Continued)

is a market-related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, market-related inputs are used to measure fair value at the balance sheet date.

        Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, and derivatives that are linked to and have to be settled by delivery of such unquoted equity instruments, are not measured at fair value but at cost.

        Fair values of foreign exchange and interest rate derivatives are calculated by using recognized treasury tools which use discounted cash flow techniques based on effective market data valid at closing date.

        The fair value of loan commitments are based on the commitment fees effectively paid.

			Categories according to IAS 39
Classes of financial instruments	Total balance	Out of scope IAS 39	Held for trading	Loans and receivables	Held to maturity	Available for sale	Total in scope	Fair value
September 2008
Non-current assets
Other non-current assets	168	124	—	30	—	14	44	44

Loans to associates (minority interests)		—	—	3	—	—	3	3
AFS—Club debentures		—	—	—	—	2	2	2
AFS—(Investment) funds		—	—	—	—	12	12	12
Other assets		124	—	27	—	—	27	27

Derivative financial instruments	76	—	76	—	—	—	76	76

Current assets
Trade and other receivables	698	72	—	626	—	—	626	626

Trade receivables		—	—	574	—	—	574	574
Other accounts receivable—current		72	—	52	—	—	52	52

Derivative financial instruments	4	—	4	—	—	—	4	4

Cash (and cash equivalents)	274	—	—	274	—	—	274	274

Overnight deposits and current accounts (incl. petty cash)		—	—	59	—	—	59	59
Time deposits (< 3 months)		—	—	162	—	—	162	162
Money market funds		—	—	53	—	—	53	53

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

30.  FINANCIAL INSTRUMENTS (Continued)

			Categories according to IAS 39
Classes of financial instruments	Total balance	Out of scope IAS 39	Held for trading	Other financial liabilities	Total in scope	Fair value
September 2008
Non current liabilities
Interest bearing borrowings	1,832	—	—	1,832	1,832	1,719

Bank loans payable (>1 year)—incl. syndicated loans		—	—	664	664	642
Bonds		—	—	1,084	1,084	998
Financial leasing liabilities		—	—	21	21	21
Other		—	—	63	63	58

Derivative financial instruments	1	—	1	—	1	1

Current liabilities
Interest bearing borrowings	821	—	—	821	821	821

Bank loans payable (< 1 year) incl. syndicated loans		—	—	446	446	446
Current portion of other non-current loans payable		—	—	6	6	6
Financial leasing liabilities		—	—	2	2	2
Secured loans (< 1 year)		—	—	142	142	142
Securitization debt		—	—	220	220	220
Other current loans—external		—	—	5	5	5

Overdraft
Bank overdrafts (< 3 months)	26	—	—	26	26	26

Derivative financial instruments	24	—	24	—	24	24

Trade and other payables	959	203	—	756	756	756

Accruals		202	—	233	233	233
Accounts payable to associates		—	—	1	1	1
Other accounts payable—current		1	—	522	522	522

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

30.  FINANCIAL INSTRUMENTS (Continued)

			Categories according to IAS 39
Classes of financial instruments	Total balance	Out of scope IAS 39	Held for trading	Loans and receivables	Held to maturity	Available for sale	Total in scope	Fair value
September 2007
Non-current assets
Other non-current assets	165	129	—	22	—	14	36	36

Loans to associates (minority interests)		—	—	3	—	—	3	3
AFS—Club debentures		—	—	—	—	1	1	1
AFS—(Investment) funds		—	—	—	—	13	13	13
Other assets		129	—	19	—	—	19	19

Derivative financial instruments	137	—	137	—	—	—	137	137

Current assets
Trade and other receivables	653	53	—	600	—	—	600	607

Trade receivables		—	—	553	—	—	553	553
Other accounts receivable—current		53	—	47	—	—	47	54

Derivative financial instruments	7	—	7	—	—	—	7	7

Cash (and cash equivalents)	364	—	—	364	—	—	364	364

Overnight deposits and current accounts (incl. petty cash)		—	—	236	—	—	236	236
Time deposits (< 3 months)		—	—	117	—	—	117	117
Money market funds		—	—	11	—	—	11	11

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

30.  FINANCIAL INSTRUMENTS (Continued)

			Categories according to IAS 39
Classes of financial instruments	Total balance	Out of scope IAS 39	Held for trading	Other financial liabilities	Total in scope	Fair value
September 2007
Non current liabilities
Interest bearing borrowings	1,828	—	—	1,828	1,828	1,898

Bank loans payable (>1 year)—incl. syndicated loans		—	—	624	624	631
Bonds		—	—	1,093	1,093	1,144
Financial leasing liabilities		—	—	32	32	37
Other		—	—	79	79	86

Derivative financial instruments	15	—	15	—	15	15

Current liabilities
Interest bearing borrowings	771	—	—	771	771	764

Bank loans payable (<1 year)—incl. syndicated loans		—	—	374	374	374
Commercial paper		—	—	28	28	28
Financial leasing liabilities		—	—	9	9	7
Securitization debt		—	—	354	354	354
Other current loans—external		—	—	6	6	1

Overdraft
Bank overdrafts (<3 months)	22	—	—	22	22	22

Derivative financial instruments	28	—	28	—	28	28

Trade and other payables	952	136	—	816	816	818

Accruals		136	—	304	304	306
Accounts payable to associates		—	—	7	7	7
Other accounts payable—current		—	—	505	505	505

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

31.  RELATED PARTY TRANSACTIONS

        Transactions between Sappi Limited and its subsidiaries, which are related parties of the group, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and related parties are disclosed below:

	Sale of goods			Purchases of goods			Amounts owed by related parties		Amounts owed to related parties
Joint ventures	2008	2007	2006	2008	2007	2006	2008	2007	2008	2007
	US$ million
Jiangxi Chenming	4.0	3.8	2.3	2.6	2.2	9.0	—	—	7.6	8.3
Sapin S.A.	0.3	—	—	30.9	28.2	19.9	—	—	1.1	2.1
VOF Warmtekracht	44.2	41.4	35.7	32.8	30.5	26.1	—	—		—
Umkomaas Lignin (Pty) Ltd	1.1	0.9	0.6	—	—	—	0.7	1.6		—
Papierholz Austria GmbH		—	—	92.7	90.4	55.7	—	—	5.3	3.8

	49.6	46.1	38.6	159.0	151.3	110.7	0.7	1.6	14.0	14.2

        Joint venture Timber IV: A full description of the transaction concerning Timber IV is discussed in note 13.

        Sales of goods and purchases to and from related parties were made on an arm's length basis. The amounts outstanding at balance sheet date are unsecured and will be settled in cash. Guarantees given by the group are disclosed in note 26. No expense has been recognized in the period for bad or doubtful debts in respect of the amounts owed by related parties.

Directors

        Details relating to executive and non-executive directors' emoluments, interests and participation in the Scheme and Plan are disclosed in notes 34-36.

Interest of directors in contracts

        None of the directors have a material interest in any transaction with the company or any of its subsidiaries, other than those on a normal employment basis. Professor Meyer Feldberg, a non-executive director of the company, disclosed his role as senior advisor of Morgan Stanley & Co. Limited, a financial advisor to Sappi, and Morgan Stanley South Africa (Proprietary) Limited, a transaction sponsor to Sappi Ltd.

Key management personnel

        Compensation for key management was as follows:

	Total excluding directors			Total including directors
	2008	2007	2006	2008	2007	2006
	US$ million
Short term benefits	2.9	2.5	2.0	4.3	4.1	7.2
Post-employment benefits	0.4	0.3	0.6	0.7	0.8	3.3
Share-based payments	0.0	0.2	0.1	—	0.2	0.5

	3.3	3.0	2.7	5.0	5.1	11.0

        The number of key management personnel included above for 2008 was ten (2007: twelve).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

32.  EVENTS AFTER BALANCE SHEET DATE

        Subsequent to the end of fiscal 2008 Sappi acquired M-real Corporation's coated graphics paper business.

        The total consideration for the Acquisition was € 750 million (approximately US$ 1.1 billion) and was subject to a deduction based on the amount of net debt of the Acquired Business at completion and an adjustment for the difference between the target working capital and the actual working capital at completion.

        The transaction included four graphic paper mills: the Kirkniemi mill and the Kangas mill in Finland, the Stockstadt mill in Germany and the Biberist mill in Switzerland; and other specified assets; as well as all of the know-how, brands, order books, customer lists, intellectual property and goodwill of the coated graphic paper business of M-Real Corporation. As part of the Acquisition, Sappi entered into long term supply agreements under which M-Real Corporation and its parent company will supply wood, energy and pulp to us. In addition, Sappi entered into transitional marketing agreements under which M-Real Corporation will produce products at certain graphic paper machines at the Husum mill (Sweden) and the Äänekoski mill (Finland) and we will market and distribute those products.

        We funded the consideration for the Acquisition as follows:

  •
  In November and December 2008, Sappi conducted a renounceable rights offer of 286,886,270 new ordinary shares of ZAR 1.00 each to qualifying Sappi shareholders recorded in the shareholders register at the close of business on Friday November 21, 2008, at a subscription price of ZAR 20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The rights offer was fully subscribed and the shareholders received their shares on December 15, 2008. The rights offer raised ZAR 5,815,184,693 which was used to partly finance the Acquisition and related costs;

  •
  On December 31, 2008 € 50 million equivalent was funded through the issue of 11,159,702 ordinary shares of Sappi Limited to M-Real Corporation (the "Consideration Shares"), with the actual number of such Consideration Shares having been determined based on the average weighted closing price of the shares and certain adjustments in respect of the rights issue and other anti-dilutive protections; and

  •
  € 220 million was funded through the issuance by Sappi Papier Holding GmbH to M-Real Corporation of vendor loan notes ("Vendor Loan Notes") in a maximum principal amount of € 250 million, with the principal amount thereof being subject to reduction based upon the purchase price adjustments determined at and after completion.

        Management is currently determining the effect of the Rights Issue on the historically presented earnings per share in accordance with IAS 33 Earnings Per Share.

33.  ENVIRONMENTAL MATTERS

        We are subject to a wide range of environmental laws and regulations in the various jurisdictions in which we operate, and these laws and regulations have tended to become more stringent over time. Violations of environmental laws could lead to substantial costs and liabilities, including civil and criminal fines and penalties. Environmental compliance is an increasingly important consideration in our businesses, and we expect to continue to incur significant capital expenditures and operational and maintenance costs for environmental compliance, including costs related to reductions in air emissions including carbon dioxide and other greenhouse gases (GHG), wastewater discharges and waste management. We closely monitor the potential for changes in pollution control laws and take actions with respect to our operations accordingly. Sappi spent approximately US$ 15 million in the financial year ended September 2008 (September 2007: US$ 15 million) on capital projects that control air or water emissions or otherwise create an environmental benefit.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

33.  ENVIRONMENTAL MATTERS (Continued)

        Sappi Fine Paper North America is subject to stringent environmental laws in the United States. These laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and their respective state counterparts and implementing regulations. The State of Maine has ordered a hearing, scheduled for later this year, to determine whether it will require Sappi Fine Paper North America to install a fishway at its Cumberland mills dam on the Presumpscot River. A fishway on the Cumberland mills dam would trigger the obligation to install fishways at Sappi Fine Paper North America's dams upstream of the Cumberland mills dam, to allow natural fish migration and thus promote the restoration of native species to the river. The total cost of these projects, if required, is estimated to be approximately US$ 18 million. Previous settlement discussions with government agencies and environmental groups regarding the removal of the Cumberland mills dam were not successful.

        Although the United States has not ratified the Kyoto Protocol, and has not yet adopted a federal program for controlling GHG emissions, there are various state and regional initiatives regarding GHG regulation and Congress is considering a number of legislative proposals regarding climate change. Accordingly, we closely monitor state, regional and federal GHG initiatives in anticipation of any potential effects on our operations.

        Our European facilities are subject to extensive environmental regulation in the various countries in which we operate. For example:

  •
  The Integrated Pollution Prevention and Control directive regulates air emissions, water discharges and defines permit requirements and best available techniques for pollution control.

  •
  The national European laws regulate the waste disposal framework and place restrictions on landfilling materials in order to reduce contaminated leachate and methane emissions. Prevention, re-use and recycling (material or thermal) are the preferred waste management methods. In Austria, Germany and the Netherlands only inert ash or slag from thermal recycling and incineration processes may be placed in landfills.

  •
  In the Netherlands we, together with other paper manufacturers, have signed an agreement with the national government to improve environmental management and further limit emissions.

        The countries within which we operate in Europe have all ratified the Kyoto Protocol and we have developed a GHG strategy to comply with applicable GHG restrictions and to manage emission reductions cost effectively. Our expenditures related to GHG compliance in Europe are not expected to be material.

        In South Africa, requirements under the National Water Act, National Environmental Management Act and the Air Quality Bill may result in additional expenditures and / or operational constraints. South Africa is also a signatory of the Kyoto Protocol and Sappi is currently identifying and initiating Clean Development Mechanism projects at a number of our South African mills. Although we are uncertain as to the ultimate effect on our South African operations, our current assessment of the legislation is that any compliance expenditures or operational constraints will not be material to our financial condition.

34.  DIRECTORS' REMUNERATION

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

for the year ended September 2008

34.  DIRECTORS' REMUNERATION (Continued)

        Non-executive directors' fees reflect their services as directors and services on various sub-committees on which they serve, and the quantum of committee fees depends on whether the director is an ordinary member or a chairman of the committee.

        The extreme volatility of currencies, in particular the Rand / US Dollar exchange rate in the past few years, caused severe distortion of the relative fees paid to individual directors.

        Non-executive directors' fees are proposed by the Executive Committee, agreed by the Compensation Committee, recommended by the Board and approved at the annual general meeting by the shareholders.

	2008
Director	Board Fees	Committee Fees	Travel allowance	Total
	US$
DC Brink	52,332	42,130	5,200	99,662
M Feldberg	57,200	49,700	10,400	117,300
JE Healey	67,600	70,700	15,600	153,900
D Konar	34,889	57,340	5,200	97,429
HC Mamsch	87,535	97,041	10,400	194,976
B Radebe	37,796	9,422	5,200	52,418
ANR Rudd	74,068	47,530	7,800	129,398
FA Sonn	34,889	9,422	5,200	49,511
E van As(1)	84,126	—	5,000	89,126
K Osar	67,600	23,835	13,000	104,435
J McKenzie	37,796	8,637	5,200	51,633
DC Cronjé(2)	131,344	—	2,600	133,944

	767,175	415,758	90,800	1,273,733

(1)
Includes board fees received by Mr van As for the period September 2007 to March 2008. Mr van As also received consulting fees of US$ 16,825 for the same period not included in the above.

(2)
Appointed in January 2008.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

34.  DIRECTORS' REMUNERATION (Continued)

	2007
Director	Board Fees	Committee Fees	Travel allowance	Total
	US$
DC Brink	41,817	40,423	5,000	87,240
M Feldberg	50,000	48,000	12,500	110,500
JE Healey	50,000	68,000	15,000	133,000
K de Kluis(3)	16,265	16,265	2,500	35,030
D Konar	27,878	52,736	5,000	85,614
HC Mamsch	65,060	93,568	10,000	168,628
B Radebe	27,878	18,121	5,000	50,999
ANR Rudd	65,060	27,601	2,500	95,161
FA Sonn	27,878	9,060	5,000	41,938
E van As	48,787	—	5,000	53,787
K Osar(4)	20,835	—	7,500	28,335
J McKenzie(5)	2,324	—	—	2,324

	443,782	373,774	75,000	892,556

(3)
Retired in December 2006.

(4)
Appointed in May 2007.

(5)
Appointed in September 2007.

        Our pay philosophy aims to provide executives with remuneration which allows them to enjoy similar and appropriate standards of living and at the same time to create wealth equally no matter where they live and work.

        Whilst the payment of executives in different currencies creates perceived inequities, due attention is given to insure that internal equity exists and is maintained, through comparisons against cost of living indices and the manner in which pay is structured in the various countries.

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

34.  DIRECTORS' REMUNERATION (Continued)

Executive Directors(1)

	2008
Director	Salary	Prior Year bonuses and performance related payments(2)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Benefit received from Credit Scheme Share Funding	Other	Total
	US$
M R Thompson	299,113	180,552	433	99,688	—	—	579,786

R J Boëttger	669,955	204,705	—	191,327	—	—	1,065,987

	969,068	385,257	433	291,015	—	—	1,645,773

(1)
Executive directors are paid remuneration packages which aim to be competitive in the countries in which they live and work, and they are generally paid in the currency of those countries.

(2)
Bonuses and performance related payments are in respect of the previous year's performance paid in the current year.

	2007
Director	Salary	Prior Year bonuses and performance related payments(2)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Benefit received from Credit Scheme Share Funding	Other	Total
	US$
W Pfarl(3)	536,552	255,071	2,708	132,087	—	393,688	1,320,106
M R Thompson	272,354	84,910	448	100,515	—	—	458,227
E van As(4)	696,953	—	—	—	—	146,360	843,313
R J Boëttger(5)	161,737	—	—	46,412	516,248	—	724,397

	1,667,596	339,981	3,156	279,014	516,248	540,048	3,346,043

(1)
Executive directors are paid remuneration packages which aim to be competitive in the countries in which they live and work, and they are generally paid in the currency of those countries.

(2)
Bonuses and performance related payments are in respect of the previous year's performance paid in the current year.

(3)
Retired June 2007. Mr Pfarl received a pension disbursement benefit of US$ 346,085 included in other benefits.

(4)
Mr van As received a salary of US$ 696,953 (ZAR 5 million) while acting as CEO. Includes board fees paid to Mr van As for the period September 2006 till August 2007 when his executive responsibilities terminated upon the appointment of Mr Boëttger as CEO. Mr van As then resumed his Non-Executive chairman responsibilities.

(5)
Appointed as CEO in July 2007. Mr Boëttger received 35,000 restricted shares which vest on 31 December 2007 included under benefit received from credit scheme share funding. A share based expense of US$ 516,248 was recognized in the 2007 year's income statement, based on a share-price of ZAR 106.00.

Details of directors' service contracts

        The executive directors have service contracts with notice periods of 2 years or less. These notice periods are in line with international norms for executive directors.

        Other than the non-executive chairman, Dr Cronjé, none of the other non-executive directors have service contracts with the company.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

34.  DIRECTORS' REMUNERATION (Continued)

        None of the directors have provisions for pre-determined compensation on termination of their contracts exceeding 2 years' gross remuneration and benefits in kind.

35.  DIRECTORS' INTERESTS

        The following table sets out the directors' interests in the shares in Sappi Limited. For the purpose of this table, directors' interests are those in shares owned either directly or indirectly as well as those shares in respect of which directors have vested obligations to purchase shares or repay loans in terms of the Sappi Limited Share Incentive Trust.

	2008			2007
	Direct Interests		Indirect Interests	Direct Interests		Indirect Interests
Director	Beneficial	Vested Obligations to Purchase or Repay Loans	Beneficial	Beneficial	Vested Obligations to Purchase or Repay Loans	Beneficial
Non-executive directors
D C Brink	—	—	10,000	—	—	10,000
M Feldberg	—	—	—	—	—	—
J E Healey	—	—	—	—	—	—
D Konar	—	—	—	—	—	—
H C Mamsch	—	—	—	—	—	—
B Radebe	—	—	—	—	—	—
A N R Rudd	—	—	—	—	—	—
F A Sonn	—	—	—	—	—	—
E van As	—	—	—	—	—	—
K Osar(1)	—	—	—	—	—	—
J McKenzie(2)	—	—	—	—	—	—
D C Cronjé(6)	—	—	—	—	—	—
Executive directors
M R Thompson	—	39,900	—	—	36,300	—
R J Boëttger(3)	35,000	—	—	—	—	—
W Pfarl(4)	—	—	—	—	—	—
E van As(5)	—	—	—	248,000	200,000	316,959

Total	35,000	39,900	10,000	248,000	236,300	326,959

(1)
Appointed in May 2007.

(2)
Appointed in September 2007.

(3)
Appointed in July 2007. Mr Boëttger received 35,000 restricted shares in 2007 as part of his appointment which vested on 31 December 2007 (See directors remuneration for 2007 footnote (6)).

(4)
Retired June 2007.

(5)
Retired August 2007 from executive duties and retired in March 2008 as non-executive chairman.

(6)
Appointed in January 2008.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

35.  DIRECTORS' INTERESTS (Continued)

Directors' interests in contracts

        The directors have certified that they had no material interest in any significant transaction with either the company or any of its subsidiaries. Therefore there is no conflict of interest with regard to directors' interests in contracts.

36.  DIRECTORS' PARTICIPATION IN THE SAPPI LIMITED SHARE INCENTIVE TRUST (SCHEME) AND THE SAPPI LIMITED PERFORMANCE SHARE INCENTIVE TRUST (PLAN)

Share options, allocation shares and performance shares

        The following table sets out all share options (whether vested or unvested), all other unvested allocation shares and performance shares granted to, and exercised by, each executive director in terms of the Scheme and the Plan during the year ended September 2008. These interests are also included in 'Directors' interests' in note 35. Details of share dealings are included in the second table. Non-executive directors do not have any allocation shares, share options or performance shares. Executive directors who retire have 12 months in which to settle their share options and allocation shares, unless extension is granted by the remuneration committee of the board of directors.

        For performance shares there is a formula by which retired executive directors will receive a proportion of any shares which may have vested at the end of the four year period.

Executive Directors	RJ Boëttger(2)		MR Thompson(1)		Total 2008	Total 2007
	Allocated price	No of shares	Allocated price	No of shares	No of shares	No of shares
Outstanding at September 2007
Number of shares held		100,000		149,000	249,000	633,000
Issue 25			R49.00	3,000
Issue 26			R147.20	15,000
Issue 27			R112.83	15,000
Issue 28a			R79.25	18,000
Issue 29			R78.00	18,000
Performance shares 29(3)				6,000
Performance shares 30(3)				24,000
Performance shares 30a(3)				50,000
Performance shares 31a(3)		100,000
Offered and accepted
Performance shares 32		50,000		40,000

Paid for
Number of shares						90,000

Resignation / Retirement as executive director
Number of shares						394,000

Appointment as director
Number of shares						100,000

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

36.  DIRECTORS' PARTICIPATION IN THE SAPPI LIMITED SHARE INCENTIVE TRUST (SCHEME) AND THE SAPPI LIMITED PERFORMANCE SHARE INCENTIVE TRUST (PLAN) (Continued)

Executive Directors	RJ Boëttger(2)		MR Thompson(1)		Total 2008	Total 2007
	Allocated price	No of shares	Allocated price	No of shares	No of shares	No of shares
Outstanding at September 2008
Number of shares held		150,000		189,000	339,000	249,000
Issue 25			R49.00	3,000
Issue 26			R147.20	15,000
Issue 27			R112.83	15,000
Issue 28a			R79.25	18,000
Issue 29			R78.00	18,000
Performance shares 29(3)				6,000
Performance shares 30(3)				24,000
Performance shares 30a(3)				50,000
Performance shares 31a(3)		100,000
Performance shares 32		50,000		40,000

Expiry dates
Issue 25			15 Jan 09
Issue 26			28 Mar 10
Issue 27			13 Feb 11
Issue 28a			30 Dec 11
Issue 29			13 Dec 12
Performance shares 29(3)			13 Dec 08
Performance shares 30(3)			13 Dec 09
Performance shares 30a(3)			08 Aug 10
Performance shares 31a(3)	02 Jul 11
Performance shares 32	12 Dec 11		12 Dec 11

Changes in executive directors' share options, allocation shares and performance shares after year-end.

(1)
Appointed an executive director on 08 August 2006.

(2)
Appointed in July 2007.

(3)
Performance shares are issued when all conditions per Note 30 are met.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2008

36.  DIRECTORS' PARTICIPATION IN THE SAPPI LIMITED SHARE INCENTIVE TRUST (SCHEME) AND THE SAPPI LIMITED PERFORMANCE SHARE INCENTIVE TRUST (PLAN) (Continued)

		Dealings in the Scheme and the Plan for the year ended September 2008 None for the current year Dealings in the Scheme and the Plan for the year ended September 2007
Director		Date paid for	Number of shares paid for	Allocation price	Market value at date of payment	Gains on shares paid for US$(1)
Executive directors
W Pfarl(2)	Option	15 November 2006	50,000	R53.85	R111.19	397,962
	Deferred Sale	15 November 2006	25,000	R49.00	R111.19	215,811
M R Thompson	Deferred Sale	14 December 2006	15,000	R53.85	R115.79	133,004

Total			90,000			746,777

(1)
Converted from South African Rand to US Dollars at the exchange rates on the date of sale.

(2)
Retired June 2007.

 SAPPI

CONDENSED SAPPI LIMITED COMPANY INCOME STATEMENT

for the year ended September 2008

	Note	2008	2007
		ZAR million
Operating loss	1	(154)	(14)
Income from subsidiaries	2	611	498
Net finance income	3	5	15

Profit before taxation		462	499
Taxation—Current		(44)	(38)
—Deferred		61	70

Profit for the year		445	467

 SAPPI

CONDENSED SAPPI LIMITED COMPANY BALANCE SHEET

at September 2008

	2008	2007
	ZAR million
Assets
Non-current assets	14,950	14,663

Property, plant and equipment	3	4
Investments in subsidiaries	12,319	12,253
Intercompany receivables	2,420	2,217
Loan to Executive Share Purchase Trust	104	109
Project costs capitalized	85	—
Deferred tax asset	19	80

Current assets	41	82

Cash	—	1
Receivables	5	2
Intercompany receivables	36	79

Total assets	14,991	14,745

Equity and liabilities
Shareholders' equity	14,750	14,575

Ordinary share capital	239	239
Share premium	6,427	6,427
Non-distributable reserves	247	18
Distributable reserves	7,837	7,891

Non-current liabilities
Intercompany payables	30	1
Current liabilities	211	169

Trade and other payables	123	61
Intercompany payables	75	69
Taxation payable	13	39

Total equity and liabilities	14,991	14,745

 SAPPI

CONDENSED SAPPI LIMITED COMPANY CASH FLOW STATEMENT

for the year ended September 2008

	2008	2007
	ZAR million
Profit before interest and taxation	457	484
Adjustments:
Dividends received—pre-acquisition	136	—
Impairment of investment	113	—
Subsidiary transactions	(123)	157
Other	13	(24)

Cash generated from operations	596	617
Movement in working capital	57	8
Net finance income	5	15
Taxation paid	18	(6)
Dividends paid	(499)	(525)

Cash retained from operating activities	177	109
Fixed asset purchases	(1)	(1)
(Increase) decrease in non-current assets	(80)	6
Increase in investments	(315)	(113)
Proceeds from share option deliveries	218	—

Net movement in cash and cash equivalents	(1)	1
Cash and cash equivalents at beginning of year	1	—

Cash and cash equivalents at end of year	—	1

 SAPPI

CONDENSED SAPPI LIMITED COMPANY STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the year ended September 2008

	2008	2007
	ZAR million
Profit for the year	445	467

Total recognized income for the year	445	467

SAPPI

NOTES TO THE CONDENSED SAPPI LIMITED COMPANY FINANCIAL STATEMENTS

for the year ended September 2008

1.     OPERATING LOSS

        The operating loss is arrived at after taking into account the items detailed below:

	2008	2007
	ZAR million
Depreciation	2	3
Technical and administrative services paid other than to bona fide employees of the company	10	27
Auditors' remuneration	35	15

—fees for audit and related services	8	12
—fees for other services	5	3
—fees for acquisition related services*	22	—

Directors' remuneration	18	17
Staff costs	89	79
Management fees received from subsidiaries	224	253
Impairment of investment	113	—

*
These costs are included in project costs capitalized.

2.     INCOME FROM SUBSIDIARIES

	2008	2007
	ZAR million
Dividends received from subsidiaries	611	498

3.     NET FINANCE INCOME

	2008	2007
	ZAR million
Interest paid	(1)	—
Interest received	15	12
Net foreign exchange (losses) gains	(9)	3

	5	15

SAPPI
NOTES TO THE CONDENSED SAPPI LIMITED COMPANY FINANCIAL STATEMENTS
for the year ended September 2008 (Continued)

4.     RECONCILIATION OF CHANGES IN EQUITY

	Number of ordinary shares	Ordinary share capital	Share premium	Non-distributable reserves	Distributable reserves	Total
		ZAR million
Balance—September 2006	239.1	239	6,427	45	7,949	14,660
Profit for the year	—	—	—	—	467	467
Dividends	—	—	—	—	(525)	(525)
Share-based payments	—	—	—	(27)	—	(27)

Balance—September 2007	239.1	239	6,427	18	7,891	14,575
Profit for the year	—	—	—	—	445	445
Dividends	—	—	—	—	(499)	(499)
Share-based payments	—	—	—	229	—	229

Balance—September 2008	239.1	239	6,427	247	7,837	14,750

5.     COMMITMENTS

	2008	2007
	ZAR million
Revenue commitments
Operating leases and rentals
Payable within one year	1	1
Payable in two to five years	1	2

	2	3

6.     CONTINGENT LIABILITIES

	2008	2007
	ZAR million
Guarantees and suretyships	13,099	10,653

7.     BASIS OF PREPARATION

        The annual financial statements from which these condensed financial statements have been derived have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.