Form 20-F
period 2009-09-27
SAPPI LTD
filed 2009-12-11
CIK 1072483

Use these links to rapidly review the document
TABLE OF CONTENTS
SAPPI FINANCIAL INDEX

As filed with the Securities and Exchange Commission on December 11, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 27, 2009 OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
 None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
 None

           Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
 None

           Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

537,117,864 Ordinary Shares

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

YES ☒            NO ☐

           Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.)

YES ☐            NO ☒

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

           Large accelerated filer ☒                                              Accelerated filer ☐                                              Non-accelerated filer ☐

           Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

           U.S GAAP ☐           International Financial Reporting Standards as issued by the International Accounting Standards Board ☒           Other ☐

           If "Other" has been checked in response to the previous question, Indicate by check mark which financial statements item the registrant has elected to follow.

ITEM 17 ☐            ITEM 18 ☒

           If this is an annual report, indicate by check mark wh ether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐            NO ☒

           (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

           Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

YES ☐            NO ☐

*
Not for trading but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

 OUR USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT

        Unless otherwise specified or the context requires otherwise in this Annual Report on Form 20-F ("Annual Report"):

  •
  References to "Sappi", "Sappi Group", "Sappi group", "Group", "we", "us" and "our" are to Sappi Limited together with its subsidiaries including, unless otherwise indicated, the Acquired Business (as defined below);

  •
  References to the "Acquired Business" and the"Acquisition" are to the coated graphic paper business and certain related uncoated graphic paper business activities of M-real Corporation and their acquisition by us on December 31, 2008;

  •
  References to the "Refinancing" are to the issuance of our € 350 million and US$ 300 million senior secured notes due 2014 (the "2014 Bond") and the use of the proceeds therefrom, together with a portion of available cash, to repay drawings under our existing € 600 million revolving credit facility, transaction costs and other indebtedness, the establishment of a new € 209 million revolving credit facility (the "Revolving Credit Facility") and the replacement of our existing € 400 million Österreichische Kontrollbank Aktiengesellschaft ("OeKB") term loan facility by an amended and restated € 400 million OeKB term loan facility (the "OeKB Term Loan Facility");

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

  •
  References to "m2" are to square meters and references to "hectares" or "ha" are to a land area of 10,000 square meters or approximately 2.47 acres;

  •
  References to "tonnes" are to metric tonnes (approximately 2,204.6 pounds or 1.1 short tonnes);

  •
  References to "market share" are based upon sales volumes in a specified geographic region during the fiscal year ended September 27, 2009;

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

        Certain market share information and other statements presented herein regarding our position relative to our competitors with respect to the manufacture or distribution of particular products are not based on published statistical data or information obtained from independent third parties, but reflects our best estimates. We have based these estimates upon information obtained from our customers, trade and business organizations and associations and other contacts in our industries.

        Except as otherwise indicated in this Annual Report any reference to capacity, production capacity, market share information and data of a similar nature include the impact of the Acquired Business, which was acquired on December 31, 2008.

        Unless otherwise provided in this Annual Report, trademarks identified by ® are registered trademarks of Sappi Limited or our subsidiaries.

ACCOUNTING PERIODS AND PRINCIPLES

        Unless otherwise specified, all references in this Annual Report to a "fiscal year" and "year ended" of Sappi Limited refer to a twelve-month fiscal period. All references in this Annual Report to fiscal 2009, 2008, and 2007, or the years ended September 2009, 2008 or 2007 refer to Sappi Limited's twelve-month fiscal periods ended on September 27, 2009, September 28, 2008 and September 30, 2007, respectively; references in this Annual Report to fiscal 2010 refer to the period beginning September 28, 2009 and ending September 26, 2010. Our Group Annual Financial Statements included elsewhere in this Annual Report have been prepared in conformity with IFRS as issued by the IASB.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

        We publish our Group Annual Financial Statements and all financial data presented in this Annual Report in US dollars on a nominal (non-inflation adjusted) basis. For information regarding the conversion of certain financial information to US dollars in fiscals 2009, 2008 and 2007, see note 2 to our Group Annual Financial Statements included elsewhere in this Annual Report.

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

        The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or

v

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

        These factors are fully discussed in this Annual Report. For further discussion on these factors, see "Item 3—Key Information—Selected Financial Data", "Item 3—Key Information—Risk Factors", "Item 4—Information on the Company", "Item 5—Operating and Financial Review and Prospects", "Item 10—Additional Information—Exchange Controls" and note 30 to our Group Annual Financial Statements included elsewhere in this Annual Report. You are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Annual Report and are not intended to give any assurance as to future results. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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

        We implemented International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") for the first time in fiscal 2006 and restated comparative amounts for fiscal 2005. Our selected financial data is as reported in accordance with IFRS as issued by the IASB for fiscals 2005 to 2009.

	Year Ended September
	2009	2008	2007	2006	2005
	(US$ million, except per share data)
Group Income Statement Data:
Sales(1)	5,369	5,863	5,304	4,941	5,018
Operating (loss) profit	(73)	314	383	125	(109)
Net (loss) profit	(177)	102	202	(4)	(184)
Basic (loss) earnings per share (US cents)	(37)	28	56	(1)	(51)
Diluted (loss) earnings per share (US cents)	(37)	28	55	(1)	(51)
Dividends per share (US cents)(2)	—	16	32	30	30

	Year Ended September
	2009	2008	2007	2006	2005
	(US$ million)
Group Balance Sheet Data:
Total assets	7,297	6,109	6,344	5,517	5,889
Net assets	1,794	1,605	1,816	1,386	1,589
Operating assets(3)	6,471	5,794	5,919	5,219	5,452
Total long-term borrowings	2,726	1,832	1,828	1,634	1,600
Shareholders' equity	1,794	1,605	1,816	1,386	1,589

	Year Ended September
	2009	2008	2007	2006	2005
	(US$ million, except number of shares data)
Other Information:
EBITDA(4)	325	688	758	517	315
Weighted average number of ordinary shares in issue (in million)(5)	482.6	362.2	360.6	358.0	357.4
number of ordinary shares in issue at fiscal year end (in million)(5)	515.8	229.2	228.5	227.0	225.9

(1)
Sales are defined in note 2.2.21 to our Group Annual Financial Statements included elsewhere in this Annual Report.

(2)
The dividends per share were, in each case, declared after the end of the year indicated. The dividend for fiscal 2008 was paid on all ordinary shares in issue on November 28, 2008, which did not include ordinary shares issued in the Rights Offering. For further information on our dividend policy, see "Item 8—Financial Information—Dividends".

(3)
Operating assets are defined in note 3 to our Group Annual Financial Statements included elsewhere in this Annual Report.

(4)
In compliance with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit. As a result, our definition retains non-trading profit/loss and minority interest as part of EBITDA. EBITDA represents earnings before interest (net finance costs), taxation, depreciation and amortization. Net finance costs include: gross interest paid; interest received (including discounts on early redemption of loans); interest capitalized; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the Group income statement for an explanation of the computation of net finance costs. We use EBITDA as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies. EBITDA is a measure used by the Group, together with measures of performance under IFRS, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe EBITDA is a useful and commonly used measure of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because it facilitates operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortization methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated. For these reasons, we believe EBITDA and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully. EBITDA is not a measure of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company's operations in accordance with IFRS.

The following table reconciles net (loss) profit to EBITDA.

	Year Ended September
	2009	2008	2007	2006	2005
	(US$ in million)
Net (loss) profit	(177)	102	202	(4)	(184)
Add back:
Depreciation and amortization	398	374	375	392	424
Net finance costs	145	126	134	130	80
Taxation	(41)	86	47	(1)	(5)

EBITDA	325	688	758	517	315

(5)
Net of Treasury shares as explained in note 17 to our Group Annual Financial Statements included elsewhere in this Annual Report.

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

        The markets for our pulp and paper products are commodity markets to a significant extent and are significantly affected by changes in industry capacity and output levels and by cyclical changes in the world economy. As a result of periodic supply / demand imbalances in the pulp and paper industry, these markets historically have been highly cyclical, with volatile pulp and paper prices. In addition, recent turmoil in the capital and credit markets has led to decreased availability of credit, which is having an adverse effect on the world economy and consequently has already affected, and may continue to adversely affect the markets for our products. The timing and magnitude of price increases or decreases in the pulp and paper market have generally varied by region and by type of pulp and paper.

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

        The majority of our woodfree paper sales consist of sales to merchants. However, the pricing of products for merchant sales can generally be changed with between 30 to 90 days' advance notice to the merchant. Sales to converters may be subject to longer notice periods for price changes. Such notice periods generally would not exceed 6 to 12 months. In southern Africa, we have entered into longer-term fixed-price agreements of between 6 to 12 months duration for primarily packaging paper and newsprint sales with domestic customers. Such agreements accounted for approximately 5% of consolidated sales during fiscal 2009.

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

        For further information, see "Item 4—Information on the Company—Business Overview".

Global economic conditions could adversely affect our business, results of operations and financial condition.

        A global recession is currently underway. This could be the deepest and longest recession in over a generation. Despite the aggressive measures taken by governments and central banks thus far, there is still a significant risk that these measures may not prevent the global economy from falling into an even deeper and longer lasting recession, and even a depression. This recession is due to credit conditions impacted by the subprime mortgage crisis and other factors, including slower economic activity, inflation and deflation concerns, reduced corporate profits, reduced or canceled capital spending, adverse business conditions and liquidity concerns, resulting in significant recessionary pressures, increased unemployment and lower business and consumer confidence. These factors have led global demand for coated woodfree paper to decline in the second half of fiscal 2008 and during fiscal 2009, and pulp demand and pulp prices to decrease in the latter part of fiscal 2008 and during most of fiscal 2009. These trends have negatively impacted our results of operations during fiscal 2009. We cannot predict the timing or duration of any other downturn in the economy that may occur in the future.

The markets for pulp and paper products are highly competitive, and some of our competitors have advantages that may adversely affect our ability to compete with them.

        We compete against a large number of pulp and paper producers located around the world. A recent trend towards consolidation in the pulp and paper industry has created larger, more focused pulp and paper companies. Some of these companies benefit from greater financial resources or operate mills that are lower cost producers of pulp and paper products than our mills, or are government subsidized. Some of our competitors have advantages over us, including lower raw material, energy and labor costs and fewer environmental and governmental regulations to comply with. As a result, we cannot assure you that each of our mills will remain competitive. Furthermore, we cannot assure you that we will be able to take advantage of consolidation opportunities which may arise, or that any failure to exploit opportunities for growth would not make us less competitive. Increased competition, including a decrease in import duties in accordance with the terms of free trade agreements, could cause us to lose market share, increase expenditures or reduce pricing, any of which could have a material adverse effect on the results of our operations. In addition, competition may result in our inability to increase selling prices of our products sufficiently or in time to offset the effects of increased costs without losing market share and aggressive pricing by competitors may force us to decrease prices in an attempt to maintain market share.

The cost of complying with environmental, health and safety laws may be significant to our business.

        Our operations are subject to a wide range of environmental, health and safety laws in the various jurisdictions in which we operate. Such laws govern, among other things, the control of emissions, the management and disposal of hazardous substances and wastes, the cleanup of contamination, the purchase and use of safety equipment, workplace safety training and the monitoring of workplace hazards.

        Although we strive to ensure that our facilities comply with all applicable environmental laws, we have in the past been and may in the future be subject to governmental enforcement actions for failure to comply with environmental requirements. Impacts from historical operations, including the land disposal of waste materials, or our own activities may require costly investigation and cleanup. In addition, we could become subject to environmental liabilities resulting from personal injury, property damage or natural resources damage. Expenditures to comply with future environmental requirements and the costs related to any potential environmental liabilities and claims could have a material adverse effect on our business and financial condition.

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

The alternative fuel mixture tax credit provided by the U.S. Internal Revenue Code may expire at the end of calendar 2009, may be repealed with an earlier effective date, or may be amended, in a manner that would eliminate or reduce its benefits for pulp and paper companies.

        The U.S. Internal Revenue Code allows an excise tax credit to taxpayers for the use of alternative fuel mixtures. In 2009 we began to use an alternative fuel mixture containing diesel fuel and "black liquor", a by-product of pulp production, at our Somerset and Cloquet mills. During the second calendar quarter of 2009, we were approved by the IRS as an alternative fuel producer. During the fiscal year, the Company has filed claims for alternative fuel mixture credits covering eligible periods subsequent to February 2009 totaling US$ 87 million, net of fees and expenses and has received US$ 65 million in cash. The tax credit related to this type of fuel mixture is scheduled to expire on December 31, 2009. Legislators have introduced various proposals which, if enacted, could repeal or otherwise reduce the benefit of this tax credit for pulp and paper companies, which legislation could be in effect at any time prior to December 31, 2009. Because of these uncertainties, there can be no assurance that we will receive tax credits for additional refund filings, and any amendment of the tax credit that eliminates or reduces its benefits for pulp and paper companies could have an adverse effect on our financial condition and results of operations.

The availability and cost of insurance cover can vary considerably from year to year as a result of events beyond our control, and this can result in our paying higher premiums and periodically being unable to maintain the levels or types of insurance carried.

        The insurance market remains cyclical and catastrophic events can change the state of the insurance market, leading to sudden and unexpected increases in premiums and deductibles and unavailability of coverage due to reasons totally unconnected with our business. In addition, recent turmoil and volatility in the global financial markets may adversely affect the insurance market. This may result in some of the insurers in our insurance portfolio failing and being unable to pay their share of claims.

        Although we have successfully negotiated the renewal of our 2010 insurance cover at rates similar to those of 2009 and self-insured deductibles for any one property damage occurrence have remained at US$ 25 million, with an unchanged aggregate limit of US$40 million, we are unable to predict whether past or future events will result in less favorable terms. For property damage and business interruption, there generally does not seem to be cost effective cover available to full value; however, we believe that the loss limit cover of US$ 1 billion should be adequate for what we have determined as the reasonably foreseeable loss for any single claim.

        Sappi places the insurance for its plantations on a stand-alone basis into international insurance markets. While the impact of widespread fires on our plantations in fiscal 2009 was substantially less than fiscals 2007 and 2008, we are unable to assure you that this will remain so for the foreseeable future.

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

        We believe that new technologies or novel processes may emerge and that existing technologies may be further developed in the fields in which we operate. These technologies or processes could have an impact on production methods or on product quality in these fields. Unexpected rapid changes in employed technologies or the development of novel processes that affect our operations and product range could render the technologies we utilize or the products we produce obsolete or less competitive in the future. Difficulties in assessing new technologies may impede us from implementing them and competitive pressures may force us to implement these new technologies at a substantial cost. Any such development could materially and adversely impact our results of operations.

        Consumer preferences may change as a result of the availability of alternative products or of services including less expensive product grades, electronic media or the internet, or as a result of environmental pressure from consumers, all of which could negatively impact consumption of our products.

Risks Related to Our Business

Our significant indebtedness may impair our financial and operating flexibility.

        Our significant level of indebtedness and the terms of our indebtedness could negatively impact our business and liquidity. As of September 2009, our interest bearing debt (long-term and short-term interest bearing debt plus overdraft, less cash on hand) was US$ 2,576 million. While reduction of our indebtedness is one of our priorities, opportunities to grow within our businesses will continue to be evaluated, and the financing of any future acquisition or capital investment may include the incurrence of additional indebtedness.

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

        As a result of the Refinancing the average time to maturity of our debt was extended. We also expect to continue refinancing other renewable facilities that mature under our funding arrangements and bilateral banking facilities.

        Our ability to refinance our debt, incur additional debt, the terms of our existing and additional debt and our liquidity could be affected by a number of adverse developments. In the third quarter of fiscal 2008, the global debt markets were subject to significant pressure triggered by the collapse of the sub-prime mortgage market in the U.S. This liquidity crunch continued through and worsened in the remainder of calendar 2008 and in calendar 2009, leading to unprecedented volatility in the financial markets, an acute contraction in the availability of credit, including in interbank lending, and the failure of a number of leading financial institutions. Changes in investment markets, including changes in interest rates, exchange rates and returns from equity, property and other investments, have resulted in worsening general economic conditions. As a result, certain government bodies and central banks worldwide have undertaken unprecedented intervention programs, the effects of which remain uncertain. In addition, since 2006 the Group's credit ratings have been downgraded to sub-investment grade by Standard & Poor's (S&P) and Moody's. These adverse developments in the credit markets and in our credit rating, as well as other future adverse developments, such as further deterioration in the financial markets and a worsening of general economic conditions, may negatively impact our ability to issue additional debt as well as the amount and terms of the debt we are able to issue. Our liquidity will be adversely affected if we must repay all or a portion of our maturing debt from available cash or through use of our existing liquidity facilities. In addition, our results of operations will be adversely impacted to the extent the terms of the debt we are able to issue are less favorable than the terms of the debt being refinanced. It is also possible that we will need to agree to covenants that place additional restrictions on our business.

        We are subject to South African exchange controls, which may restrict the transfer of funds directly or indirectly between our subsidiaries or between the parent company and our subsidiaries and can restrict activities of our subsidiaries. See "Item 10—Exchange Controls". We may also incur tax costs in connection with these transfers of funds. These exchange controls have affected the geographic distribution of our debt. As a result, acquisitions in the United States and Europe were financed with indebtedness incurred by companies in those regions. As a consequence, our ability or the ability of any of our subsidiaries to make scheduled payments on their debt will depend on its financial and operating performance, which will depend on various factors beyond our control, such as prevailing economic and competitive conditions. If we or any of our subsidiaries are unable to achieve operating results or otherwise obtain access to funds sufficient to enable us to meet our debt service obligations, we could face substantial liquidity problems. As a result, we might need to delay investments or dispose of material assets or operations. The timing of and the proceeds to be realized from any such disposition would depend upon circumstances at the time.

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

        Our ability to fund our working capital, capital expenditure and research and development requirements, to engage in future acquisitions, to make payments on our debt, to fund post-retirement benefit programs and to pay dividends will depend upon our future operating performance. Our principal sources of liquidity are cash generated from operations and availability under our credit facilities and other debt arrangements. Our ability to generate cash depends, to some extent, on general economic, financial, competitive, market, regulatory and other factors, many of which are beyond our control. Our cash flow from operations may be adversely impacted by the downturn in worldwide economic conditions, which has resulted in a decline in global demand for our products and a softening of prices for some of our products. The availability of debt financing has also been negatively impacted by the global credit crisis.

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

        Since the adoption of the euro by the European Union on January 1, 1999 (when the euro was trading at approximately US$1.18 per euro), it has fluctuated against the US dollar, reaching a low of approximately US$0.83 per euro in October 2000 before trading at approximately US$1.47, US$1.46 and US$1.42 per euro at the end of fiscal 2009, 2008 and 2007, respectively. On September 27, 2009, it was trading at approximately US$1.47 per euro. A significant weakening of the US dollar in comparison to the euro could redirect a significant amount of imports from Europe.

        In recent years, the value of the Rand against the US dollar has fluctuated considerably. It has moved against the US dollar from a low of approximately R13.90 per US dollar in December 2001 to approximately R7.41, R8.08 and R6.87 per US dollar at the end of fiscal 2009, 2008 and 2007, respectively.

        For further information, see notes 2 and 30 to our Group Annual Financial Statements included elsewhere in this Annual Report and "Item 5—Operating and Financial Review and Prospects—Currency Fluctuations".

There are risks relating to the countries in which we operate that could impact our earnings or affect your investment in our Company.

        We own manufacturing operations in six countries in Europe, three states in the United States, South Africa and Swaziland, and have an investment in a joint venture in China. These risks arise from being subject to various economic, fiscal, monetary, regulatory, operational and political factors that affect companies generally and which may change as economic, social or political circumstances change. See "Item 5—Operating and Financial Review and Prospects—South African Economic and Political Environment" and "Item 10—Exchange Controls".

        Our southern African operations have in recent years accounted for a disproportionate percentage of our operating profits. In fiscal 2009,54% of our sales originated from Europe, 24% from North America and 22% from southern Africa. As of September 2009, 45% of our net operating assets were located in Europe, 19% in North America and 36% in southern Africa (excluding Corporate and other), but in fiscal 2009 our operations in Europe and southern Africa had an operating loss of US$ 67 million and US$ 55 million, respectively, whereas our operations in North America had an operating profit of US$ 53 million (excluding Corporate and other). In fiscal 2008, 46% of our sales originated from Europe, 28% from North America and 26% from southern Africa, and as of September 2008, 37% of our net operating assets were located in Europe, 23% in North America and 40% in southern Africa. However, in fiscal 2008, our operations in Europe had an operating loss of US$ 64 million and our operations in North America and southern Africa had an operating profit of US$ 92 million and US$ 279 million, respectively. Adverse developments in the economic, fiscal, monetary, regulatory or political circumstances in southern Africa could in the future again negatively affect our results of operations and the value of an investment in our Company.

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

        The selling prices of the majority of the products manufactured and the purchase prices of many of the raw materials we use generally fluctuate in correlation with global commodity cycles. In addition, although certain input costs have recently been decreasing, we have in the past experienced, and may in the future experience, increasing costs of a number of raw materials due to global trends beyond our control, concerns about global warming and carbon footprints, as well as legal and financial incentives favoring alternative fuels, which are causing the increased use of sustainable, non-fossil fuel, sources for electricity generation. Electricity generation companies are competing for the same raw material, namely wood and wood chips, in the same markets as us, driving prices upwards, especially during winter in the Northern hemisphere. Although oil prices have decreased from the historical highs of 2008, they could return to high levels in the foreseeable future because of, among other things, political instability in the oil-producing regions of the world. This impacts the oil-based commodities required by our business in the areas of energy (including electricity), transport and chemicals.

        As occurred during the 2006, 2007 and 2008 fiscal years, a major potential consequence of the increase in the price of input commodities is our inability to counter this effect through increased selling prices. This results in reduced operating profit, and has a negative impact on business planning.

        While we are in the process of implementing steps to reduce our cost of commodity inputs, other than maintaining a high level of pulp integration, the hedging techniques we apply on our raw materials and products are on a small scale and short-term in nature. Moreover, in the event of significant increases in the prices of pulp, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins.

If we are unable to obtain energy or raw materials at favorable prices, or at all, it could adversely affect our operations.

        We require substantial amounts of oil-based chemicals, fuels and other raw materials for our production activities and transport of our timber products. We rely partly upon third parties for our supply of the energy resources and, to a certain extent, timber, which are consumed in our operations. The prices for and availability of these energy supplies and raw materials may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, worldwide price levels and market conditions.

        Environmental litigation aimed at protecting forests and species habitats and regulatory restrictions may cause in the future significant reductions in the amount of timber available for commercial harvest. In addition, future claims and regulations concerning the promotion of forest health and the response to and prevention of wildfires could affect timber supplies in the jurisdictions in which we operate. The availability of harvested timber may further be limited by factors such as fire, insect infestation, disease, ice and wind storms, droughts, floods and other nature and man-made causes, thereby reducing supply and increasing prices.

        The prices of various sources of energy supplies and raw materials may increase significantly from current levels. An increase in energy and raw material prices could materially adversely affect our results of operations, plantation valuation and financial condition.

A limited number of customers account for a significant amount of our revenues.

        We sell a significant portion of our products to several major customers, including PaperlinX, Igepa, xpedx and Antalis. For Sappi Fine Paper products, PaperlinX and Igepa represented individually more than 10% of our total sales during fiscal 2008 whilst in fiscal 2009, this concentration reduced to below 10%. Any adverse development affecting our principal customers or our relationships with our principal customers could have an adverse effect on our business and results of operations. See "Item 4—Sappi Fine Paper—Marketing and Distribution—Customers" and "Item 4—Sappi Forest Products—Marketing and Distribution—Customers".

Because of the nature of our business and workforce, we may face challenges in the retention of staff and the employment of skilled people that could adversely affect our business.

        We are facing an aging demographic work profile among our staff due to the mature nature of our industry and the rural and often remote location of our mills, together with generally long tenure of employees at the mills. As a result, we are likely to experience groups of employees leaving the company within a relatively short space of time of one another and may have difficulty attracting qualified replacements. The potential risks we face are a loss of institutional memory, skills, experience and management capabilities. We may be unable to attract and retain sufficient qualified replacements when and where necessary to avoid an adverse impact on our business.

Continued volatility in equity markets and declining yields in the bond markets could adversely affect the funded status and funding needs of our post employment benefit funds.

        The general outlook for the forthcoming fiscal years is that bond and equity markets could move in very uncertain and unusual ways, which in turn could result in significant swings in yields on corporate bonds and government bonds as well as continued volatility within the equity markets. The risk exists that equity and bond markets will not recover to the level of recent highs for many years as the global economic climate could further worsen. Consequently, it is very difficult for us to predict which key factors, and how the interaction of these key factors, will change the post employment benefit funds' balance sheet funding status. As a result of the recent and continued risk of negative movements in the global equity and bond markets, the funded status of our post employment benefit arrangements might have worsened during fiscal 2009.

        Existing and potential changes in statutory minimum funding requirements may also affect the amount and timing of funding to be paid by us. Most funding requirements consider yields on assets such as government bonds or interbank interest rate swap curves, depending on the basis. If these yields remain at the low levels experienced in fiscal 2009, we might need to pay additional contributions to meet minimum funding targets.

Catastrophic events affecting our plantations, such as fires, may adversely impact our ability to supply our southern African mills with timber from the region.

        The southern African landscape is prone to, and ecologically adapted to, frequent fires. The risk of uncontrolled fires entering and burning significant areas of plantation is high, but under normal weather conditions this risk is managed through comprehensive fire prevention and protection plans. In 2007 and 2008, southern Africa experienced a number of abnormal weather events (hot, dry conditions fanned by extremely strong winds), which resulted in disastrous plantation fires across vast areas of eastern South Africa and Swaziland affecting 14,000 hectares and 26,000 hectares, respectively, of our plantations. There is some cause for concern that these abnormal weather conditions may be occurring more frequently as a result of the impacts of climate change. In addition, because the transformation of land ownership and management in southern Africa has been moving ownership and management of plantations to independent growers, we have less ability to directly manage fire risk, as well as risks of other catastrophic events, such as pathogen and pest infestations. As a consequence, the risk of plantation fires or other catastrophic events remains high and may be increasing. Continued or increased losses of our wood source could jeopardize our ability to supply our mills with timber from the region.

A large percentage of our employees are unionized and wage increases or work stoppages by our unionized employees may have a material adverse effect on our business.

        A large percentage of our employees are represented by labor unions under collective bargaining agreements, which need to be renewed from time to time. In addition, we have in the past and may in the future seek, or be obligated to seek, agreements with our employees regarding workforce reductions, closures and other restructurings. We may not be able to negotiate acceptable new collective bargaining agreements or future restructuring agreements, which could result in labor disputes. Also, we may become subject to material cost increases or additional work rules imposed by agreements with labor unions. This could increase expenses in absolute terms and/or as a percentage of net sales. Although we believe we have good relations with our employees, work stoppages or other labor disturbances may occur in the future which could adversely impact our business.

Concerns about the effects of climate change may have an impact on our business.

        Concerns about the global warming and carbon footprints, as well as legal and financial incentives favoring alternative fuels, imperatives are causing the increased use of sustainable, non-fossil fuel, sources for electricity generation. Electricity generation companies are competing for the same raw material, namely wood and wood chips, in the same markets as us, driving prices upwards, especially during winter in the Northern hemisphere.

        The increased emphasis on water footprint in southern Africa is causing increased focus on the sustainable use of water by our plants, on ensuring the quality of water released back into the water systems and on the control of effluent.

        Climate change is also causing the spread of disease and pestilence into our plantations and fibre sources, far beyond their traditional geographic spreads.

Our ability to utilize our net operating tax loss carry forwards generated by our United States operations could be substantially limited if we experience a Company ownership change as defined under the United States Internal Revenue Code, which may adversely affect our results of operations and financial condition.

        As a result of Sappi Fine Paper North America's past financial performance, we have net operating tax loss carry forwards generated by our United States operations. Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), contains rules that limit the ability of a company that undergoes an ownership change, at the Sappi Limited company level, to utilize its net operating tax loss carry forwards in years after the ownership change. An "ownership change" for purposes of Section 382 of the Code generally refers to any change in ownership of more than 50% of the company's shares over a three-year period. These rules generally operate by focusing on ownership changes among shareholders owning, directly or indirectly, 5% or more of the share capital of a company or any change in ownership arising from a new issuance of the company's shares.

        If we undergo an ownership change for purposes of Section 382 as a result of future transactions involving our share capital, including purchases or sales of shares between our greater than 5%

shareholders, our ability to use our net operating tax loss carry forwards generated by our United States operations would be subject to the limitations of Section 382. Depending on the resulting limitations, a portion of our United States net operating tax loss carry forwards could expire before we would be able to use them. Our inability to utilize our United States net operating tax loss carry forwards could have an adverse effect on our financial condition and results of operations.

Risks Related to the Acquisition

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

  •
  the performance by M-real Corporation and its parent company of their obligations under various agreements they have entered into with us, including supply agreements, and potential claims and liabilities among the parties under such agreements;

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

We may not be able to realize some of the anticipated benefits of the Acquisition or there may be delays and unexpected difficulties in realizing such benefits or higher costs.

        Estimates of synergies from the Acquisition and the integration of the Acquired Business into our existing business are based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best available estimates and judgments, and present, to the best of our management's knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the Acquisition. The assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the estimate of synergies. There can be no assurance that we will be able to successfully implement all of the strategic or operational initiatives that are intended, or realize all of the estimated synergies. The synergy estimates are not a profit forecast or a profit estimate and should not be treated as such nor relied on by prospective investors to calculate the likely level of profits or losses for Sappi.

        An inability to realize the full extent of the anticipated benefits of the Acquisition, as well as any delays encountered in the integration process, could have an adverse effect upon our business, results of operations and financial condition.

        Measuring the synergy benefits requires management to apply judgments as it involves management to make an allocation of synergy benefits between existing and the acquired operations as this is not defined in the accounting standards applied. The actual measurement of these benefits may vary from company to company and may not be comparable.

Risks Related to Our Shares

Your ability to sell a substantial number of ordinary shares may be restricted by the limited liquidity of shares traded on the JSE Limited.

        The principal trading market for our ordinary shares is on the exchange operated by the JSE Limited ("JSE") (formerly known as the Johannesburg Stock Exchange). Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major international markets. In fiscal 2009, 443 million of our ordinary shares were traded on the JSE and 66 million ADSs were traded on the New York Stock Exchange. The relatively low liquidity of shares traded on JSE Limited could affect your ability to sell ordinary shares. See "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders", "Item 9—The Offer and Listing—Offer and Listing Details" and "Item 9—The Offer and Listing—Market Information".

Significant shareholders may be able to influence the affairs of our Company.

        Although our investigation of beneficial ownership of our shares identified only one beneficial owner of more than 5% of our ordinary shares, holding approximately 8.4%, as shown in our shareholders' register on September 25, 2009, the five largest shareholders of record, four of which are nominees that hold shares for a multitude of beneficial owners, owned approximately 98.4% of our ordinary shares as of that date. These significant potential voting blocks of nominee registered shareholders may have the power to influence voting decisions for the shares they hold. See "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders".

Risks Related to Our Indebtedness

To service our other indebtedness, we will require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.

        Our ability to make payments on our indebtedness, and to refinance our indebtedness, and to fund planned capital expenditures and working capital requirements will partly depend on our ability to generate cash in the future. This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. See "—Risks Related to Our Industry" and "—Risks Related to Our Business".

        We cannot assure you that we will generate sufficient cash flow from operations, that we will realize operating improvements on schedule or that future borrowings will be available to us in an amount sufficient to enable us to service and repay our indebtedness or to fund our other liquidity needs. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing or debt restructuring would be possible, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms.

        Some of our credit facilities contain covenants that restrict some of our corporate activities, including our ability to:

  •
  make acquisitions or investments;

  •
  make loans or otherwise extend credit to others;

  •
  incur indebtedness or issue guarantees;

  •
  create security;

  •
  sell, lease, transfer or dispose of assets;

  •
  merge or consolidate with other companies; and

  •
  make substantial changes to the general nature of our business.

        In addition, certain of our credit facilities require us to comply with certain covenants and specified financial covenants and ratios. Our ability to comply with these covenants and restrictions may be affected by events beyond our control. These include prevailing economic, financial and industry conditions. If we breach any of these covenants or restrictions, we could be in default under the credit facilities and other indebtedness. This would permit the lending banks under our credit facilities to take certain actions, including declaring all amounts that we have borrowed to be due and payable, together with accrued and unpaid interest. The lending banks could also refuse to extend further credit under their facilities. If we are unable to repay our debt to the lending banks, they could proceed against any collateral that secures the debt under the credit facilities. If we are unable to make payments on or refinance our indebtedness, or if our debt or any other material financing arrangement that we enter into is accelerated, this could have a material adverse effect on our business and financial condition.

ITEM 4.    INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

        Sappi Limited is a public company incorporated in the Republic of South Africa. Our principal executive offices are located at 48 Ameshoff Street, Braamfontein, Johannesburg, 2001, Republic of South Africa and our telephone number is +27-11-407-8111. We currently have our primary listing on the JSE Limited ("JSE"), formerly the Johannesburg Stock Exchange, and have a secondary listing on the New York Stock Exchange.

        Sappi Limited was founded and incorporated in 1936 in South Africa and is a corporation organized under the Companies Act 61 of 1973 of the Republic of South Africa.

        Until 1990, we primarily expanded our operations within southern Africa. Since 1990, we have grown through acquisitions outside of southern Africa. In the mid 1990's we acquired S.D. Warren Company, a market leader in the United States in coated woodfree paper and a major producer of other specialty paper products. It now conducts business as Sappi Fine Paper North America. In the late 1990's we acquired KNP Leykam, a leading European producer of coated woodfree paper. KNP Leykam now conducts business as Sappi Fine Paper Europe. In 2002 we acquired Potlatch Corporation's coated woodfree paper business and have integrated it in Sappi Fine Paper North America.

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

        In August 2006, we announced the expansion of the existing capacity at Sappi Saiccor in South Africa, where chemical cellulose products are produced. The capacity of the mill was increased from approximately 600,000 metric tonnes per annum to 800,000 metric tonnes per annum. Production using the increased capacity commenced in September 2008. The ramp up of production was delayed as a result of the global economic downturn; however, by the month of September 2009 the output was close to full capacity.

        On December 31, 2008, we acquired the coated graphic paper business of M-real Corporation, including brands, know-how, intellectual property, order books, and four mills. We also entered into agreements to purchase pulp, wood and energy from M-real Corporation and its associates and to sell the coated paper output of two mills owned and operated and subsequently closed by the M-real Corporation. The enterprise value of the Acquisition was € 750 million (approximately US$ 1.1 billion). The purchase consideration was reduced by € 102 million (US$ 189 million) for assumed debt and other adjustments like, to working capital. The Acquisition was mainly financed through a combination of: the issuance to M-real Corporation of € 32 million (US$ 45 million) Sappi Limited shares; vendor loan notes of € 220 million (US$ 307 million); and a cash consideration of € 401 million (US$ 565 million) obtained mainly from a ZAR 5.8 billion (US$ 575 million) rights offering of Sappi Limited shares. See "Item 5—Operating and Financial Review and Prospects—Mill Closures, Acquisitions, Dispositions, Impairment and Joint Venture" for further information on the Acquisition.

        In November 2008, we closed our Blackburn mill in the United Kingdom and in December 2008, we ceased production from PM 5 at our Maastricht mill in the Netherlands. Profitable products produced at these mills were moved to our other facilities in Europe.

        In March 2009 we suspended operations at Muskegon mill in the United States and in August 2009 we permanently ceased operations. Customers will be served from our other North American operations.

        On October 22, 2009, we announced that we would enter into a consultation process with employee representatives at the Kangas mill in Finland. On December 10, 2009, we announced the closure of the Kangas mill. The permanent closure is expected to take place no later than the end of March 2010. Our products produced at the Kangas mill will be moved to and supplied from our Lanaken mill in Belgium and our Kirkniemi mill in Finland.

        On October 30, 2009, Sappi announced the intended closure of Sappi Usutu Pulp mill and the restructuring of the forestry business in Swaziland in response to market conditions and forest fire damage. With the closure of the Sappi Usutu Pulp mill we would be exiting the unbleached kraft pulp market.

        In October 2009 we undertook certain actions to improve our business including the reduction of approximately 300 positions across the southern African operations, partly as a result of the mothballing of a 60,000 ton containerboard machine at Tugela mill and of parts of the Ngodwana pulp mill which will result in a small net reduction in their pulp output.

        On November 2, 2009 we delisted from the London Stock Exchange (LSE). The London share register was closed on November 23, 2009 with all remaining shareholders on the United Kingdom share register being transferred to the South African share register.

        For information on our principal investments and capital expenditures, see the description of our business in "Business Overview" and "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

BUSINESS OVERVIEW

Our Business

        Sappi is a global paper and pulp group. We are a leading producer of coated woodfree and coated mechanical paper widely used in books, brochures, magazines, catalogues and many other print applications. We are also the world's largest producer of chemical cellulose, used primarily in the manufacture of viscose fiber, acetated tow, and consumer and pharmaceutical products. In addition, we produce newsprint, uncoated graphic and business papers, premium quality packaging papers, a range of coated specialty papers and a range of paper grade pulp.

Business strategy

        We intend to maintain and further strengthen our leading positions in our core product and geographical markets through competitive positioning and by focusing on our core strengths, including efficient manufacturing and distribution, customer service, innovation and reliability. We have been a leader in the coated woodfree paper and chemical cellulose markets for over a decade, and we believe that our strengths position us well to further increase our customer base, expand our market share and achieve higher levels of service and reliability.

        We are focusing on profitability and cash flow generation through tightly managing our working capital levels without compromising on customer service, and through carefully reviewing all non-essential capital expenditures. We also continue to implement variable and fixed cost reduction plans throughout the Group.

        In particular, we are striving to improve efficiencies at our facilities and to optimize our cash generation by implementing production curtailments in each of our operating businesses to minimize the impact of current weak market conditions. We will continue to curtail production as may be required.

        We undertook major Refinancing during fiscal 2009 to improve our debt maturity profile. Following the completion of the Refinancing, we believe that our good liquidity and strengthened balance sheet positions us to meet the challenges of the uncertain market conditions and to ensure that we are able to take advantage of our leading market positions when markets start to recover.

        One of our main objectives is the further integration of our international marketing and distribution efforts, with an emphasis on meeting our customers' requirements and expectations. We intend to enhance client relationships by continually improving service and reliability, and we will continue to focus on increasing service and efficiency, including through interaction and end-use customers such as publishers and printers. We expect to continue to maintain a focus on innovation through our research and development centers in Europe, North America and South Africa, transferring knowledge throughout our Group and implementing best-practice policies.

        While our main focus is the integration of the Acquired Business, we will continue to carefully evaluate opportunities that may arise from time to time. We intend to remain at the forefront of consolidation in the pulp and paper industry, aiming to further strengthen our position. We intend to focus on investments and acquisition opportunities that fit our strategies and that can be conservatively financed while offering a potential return that exceeds our cost of capital in the medium term.

Investment Highlights

Leading market positions

        We are currently one of the largest producers of coated woodfree paper in the world and in Europe and a leading producer in North America with an estimated market share of 13%, 27.2% and 24.5%, respectively (as measured by production capacity). We are also a global leader in the chemical cellulose market through Sappi Saiccor, the world's largest single producer of chemical cellulose. We have achieved leading positions in our core products, in particular in the coated woodfree paper segment, by building a portfolio of premium international brands. Our leading market positions place us in an advantageous position to benefit from the expected turnaround in demand for coated woodfree paper when global economic conditions begin to improve. We believe that the Acquisition has strengthened our position in the coated woodfree market and has significantly increased our presence in the coated mechanical paper market, making us one of the largest producers in Europe in that market (as measured by production capacity). The recent expansion of our chemical cellulose production capacity positions us well to benefit from the expected continued growth in this market.

High level of economic pulp integration and expansion of pulpwood operations

        Our Group is approximately 93% integrated on a net basis in terms of pulp usage, meaning that, while some of our facilities are market buyers of pulp and others market sellers, in the aggregate we produce almost as much pulp as we use, making us less dependent on market supplies. In the chemical cellulose segment we have recently completed an expansion project that has significantly increased production capacity at Sappi Saiccor, the world's largest single producer of chemical cellulose. We expect to maintain a high level of economic pulp integration.

Efficient asset base

        We own and operate what we believe are some of the lowest cost and most efficient assets in the coated woodfree paper, coated mechanical paper and chemical cellulose sectors in the world. A significant portion of our past capital expenditures were to increase production capacity at efficient facilities, reduce costs and improve product quality. We continually evaluate the performance of our assets by maintaining a focus on profitability and we actively manage our asset base, including by divesting or closing non-performing assets and by pursuing an investment policy that is focused on high-return projects. We have very strict criteria for the profitability and cash flow generation of our assets, and we constantly review our portfolio. Since 1995, we have closed 16 paper machines, including the closure of our Blackburn mill in the United Kingdom (which permanently closed in

November 2008) and the closure of our Muskegon mill in North America in August 2009, ceased production from PM 5 at our Maastricht mill in The Netherlands in December 2008, and have shifted production volumes to more efficient facilities, optimizing capacity utilization. We believe that the expected rationalization of manufacturing and synergies resulting from the integration of the Acquired Business and our expansion of chemical cellulose production capacity will further enhance the efficiency of our operations.

Global presence

        We believe that our 21 pulp and paper mills across Europe, North America and southern Africa enable us to take greater advantage of opportunities where markets are strong and reduce risk where they are weak. Our geographic diversity assists us in offsetting the effects of volatile movements of major currencies as we can benefit from imbalances in demand and relative strengths of currencies. In 2009, our operations in North America, Europe and southern Africa accounted for 24%, 54% and 22% of our sales, respectively. We believe that these benefits of our geographic diversity will be increased by our expansion into Finland and Switzerland and our increased presence in Germany as a result of the Acquisition.

Long-standing customer relationships supported by product innovation and customer service

        We sell our products to a large number of customers, including merchants such as PaperlinX, IGEPA and xpedx, a division of International Paper Company, converters such as Amcor Flexibles and Novelis, and other direct consumers such as The CTP Group and Media 24, many of whom have long-standing relationships with us. We support these customer relationships through our portfolio of premium international operating brands, including several well-known brands acquired in the Acquisition, under which we produce and market our products, as well as through the quality of our products, our customer service and our reliability. We are continually improving service and reliability through innovation, and we believe that our three research and development centers in Europe, North America and South Africa enhance our ability to design and improve value added products and services and to bring them to market with increased efficiency.

Experienced management team and strong track record of integrating acquisitions

        Our management team has significant experience and a record of success in the global paper industry. In addition, we have been a key player in the consolidation process of the coated paper market, with a strong track record of successfully executing and integrating acquisitions, including the acquisition of S.D. Warren Company, a market leader in the United States in coated woodfree paper and a major producer of other specialty paper products that is now Sappi Fine Paper North America, KNP Leykam, a leading European producer of coated woodfree paper that is now Sappi Fine Paper Europe, Potlatch Corporation's coated woodfree paper business that is now part of Sappi Fine Paper North America and, most recently, the Acquired Business that is now part of Sappi Fine Paper Europe.

The Pulp and Paper Industry

  Overview

        The paper industry is generally divided into the printing and writing paper segment, consisting of newsprint, mechanical paper and woodfree paper, and the packaging segment, consisting of label papers, containerboard, boxboard and sackkraft.

        Over the long-term, paper and board consumption has grown in line with overall economic growth, but consumption patterns are also influenced by short-term economic developments. Pricing largely is influenced by the supply / demand balance for individual products, which is partially dependent on capacity and inventory levels in the industry. The ability to adapt capacity changes in response to shorter-term fluctuations in demand is limited, as large amounts of capital are required for the construction or upgrade of production facilities and as lead times are long between the planning and completion of new facilities. Industry-wide over-investment in new production capacity has in the past led to situations of significant oversupply, which have caused product prices to decrease. This has been exacerbated by inventory speculation, as purchasers have sought to benefit from the price trend. As a result, financial performance has deteriorated during periods of significant oversupply and improved when demand has increased to levels that support the implementation of price increases.

        In recent years, the industry has experienced significant strategic changes. The high costs associated with building new paper mills and establishing and growing market share have led to companies focusing on acquisitions, rather than construction of new capacity. In particular, the cost of building a new paper mill ranges between approximately US$ 1,300 and US$ 1,600 per tonne of annual paper production capacity, as compared to approximately US$ 580 per tonne of capacity, which Sappi paid for the Acquired Business. As a result, the regional market shares of leading producers have increased significantly over the past decade. Another important trend has been for leading industry producers to focus on fewer paper grades as a result of divesting non-core assets that are not part of the industry or which have been considered not consistent with long-term strategies. Increased grade focus is most advanced in the North American paper industry. In Europe, the two largest producers, Stora Enso and UPM Kymmene still retain extensive operations across a broad range of grades.

        Significant developments have also taken place in China, where rapid economic growth and government incentives have spurred investment in the pulp and paper industry. In recent years, China's paper and board as well as woodfree paper capacity increased considerably, allowing China to change from a net importer to a net exporter of coated woodfree paper, mainly to Asian markets and to the United States. Exports from Asia to Europe were approximately 5% of coated woodfree paper demand in Europe during the first eight months of calendar 2009.

        The following table shows a breakdown and description of the major product categories we participate in, the products in these categories and the typical uses for such products. We have produced and sold each of these products in each of our last three fiscal years.

Major Product Categories	Description and Typical Uses
Woodfree paper:
Coated paper	Higher level of smoothness than uncoated paper achieved by applying a coating (typically clay based) on the surface of the paper. As a result, higher reprographic quality and printability is achieved. Uses include brochures, catalogues, corporate communications materials, direct mail promotions, educational textbooks, luxury advertising, magazine covers and upscale magazines.
Uncoated paper	Uses include business forms, business stationery, general printing paper, tissue and photocopy paper.
Specialty paper	Can be either coated or uncoated. Uses include bags, labels, packaging and release paper for casting textured finishes (e.g., artificial leather).

Major Product Categories	Description and Typical Uses
Packaging products:
Packaging paper	Heavy and lightweight grades of paper and board primarily used for primary and secondary packaging of fast moving consumer goods, agricultural and industrial products. Products include containerboard (corrugated shipping containers), sack kraft (multi-walled shipping sacks) and machine glazed kraft (grocer's bags). Can be coated to enhance barrier and aesthetics properties.
Mechanical paper:
Newsprint	Manufactured from groundwood and bleached chemical pulp. Uses include advertising inserts and newspapers. Demand is highly dependent on newspaper circulation and retail advertising.
Uncoated mechanical paper	An uncoated groundwood fiber based paper (super-calendared), primarily used for magazines, catalogues and advertising material.
Coated mechanical / magazine paper	A coated groundwood fiber based paper, primarily used for magazines, catalogues and advertising material. Manufactured from mechanical pulp.
Pulp:
Paper pulp	Main raw material used in production of printing, writing and packaging paper. Pulp is the generic term that describes the cellulose fiber derived from wood. These cellulose fibers may be separated by mechanical, thermo-mechanical or chemical processes. The chemical processes involve removing the glues (lignins) which bind the wood fibers to leave cellulose fibers. Paper made from chemical pulp is generally termed "woodfree". Uses include paper, paperboard and tissue.
Chemical cellulose	Manufactured by similar processes to paper pulp, but purified further to leave virtually pure cellulose fibers. Chemical cellulose is used in the manufacture of a variety of cellulose textile and non-woven fiber products, including viscose staple fiber (rayon), solvent spun fiber (lyocell) and filament. It is also used in various other cellulose-based applications in the food, cigarette, chemical and pharmaceutical industries. These include the manufacture of acetate flake, microcrystalline cellulose, cellophane, ethers and molding powders. The various grades of chemical cellulose are manufactured in accordance with the specific requirements of customers in different market segments. The purity of the chemical cellulose is one of the key determinants of its suitability for particular applications with the purer grades of chemical cellulose generally supplied into the specialty segments.
Timber products:	Sawn timber for construction and furniture manufacturing purposes.

        The following tables set forth selected pulp and paper prices in certain markets for the periods presented.

	Year ended September
	2009		2008		2007
	Low	High	Low	High	Low	High
Coated Woodfree Paper
100 gsm delivered Germany (euro per tonne)(1)	740	850	750	820	760	830
60 lb. delivered US (US$ per short ton)(2)	905	1,105	960	1,095	890	965
Uncoated Woodfree Paper
50 lb. delivered US (US$ per short ton)(3)	805	975	830	970	790	855
Paper Pulp
NBSK (US$ per tonne)(4)	570	840	830	920	720	830
Chemical cellulose
92 alpha (US$ per tonne)(5)	590	860	820	1,200	715	870

(1)
100 gsm sheets, RISI.

(2)
60 lb. Coated Web, RISI.

(3)
50 lb. Offset, RISI.

(4)
Northern Bleached Softwood Kraft Pulp CIF Western Europe, RISI.

(5)
Selected indicative prices, Sappi.

Woodfree Paper

        Our woodfree paper activities are divided into coated and uncoated woodfree paper and specialty paper grades.

        Coated Woodfree Paper.    Major end uses of coated woodfree paper include high-end magazines, catalogues, brochures, annual reports and commercial printing. Coated woodfree paper is made from chemical pulp and is coated on one or both sides for use where high reprographic quality is required. The majority of coated woodfree paper production is coated on two sides, permitting quality printing on both sides of the paper. Paper that is coated on one side is used in special applications such as consumer product and mailing label applications.

        Our North American coated woodfree paper sales volume for fiscal 2009 was 20% in sheet form and 80% in reel form. The sheet volume is largely influenced by brochure and general commercial printing activities using mainly sheet-fed offset lithographic printing processes, which are not particularly seasonal. Reels volume is heavily influenced by catalogue and magazine activity, which is strongest in the third and fourth calendar quarters, text book activity, which is strongest in the second and third calendar quarters, and publication printer activity, which is not particularly seasonal. These printers principally use heatset web offset printing processes.

        Our European coated woodfree paper sales volume for fiscal 2009 was 74% in sheet form and 26% in reel form. Due to the diversity in languages in the European market, the print editions of brochure and general commercial printing activities are considerably smaller than in the US market. This translates into a significantly higher volume in sheets. The seasonal patterns of both sheets and reels are mostly influenced by the catalogue business. This segment has its highest seasonal activity in the spring, when the fashion catalogues come out, and the autumn, when the Christmas catalogues and holiday brochures are printed. Commercial print and publishing business provide a more steady demand in this market.

        Uncoated Paper.    Uncoated woodfree paper represents the largest industry woodfree paper grade in terms of both global capacity and consumption. Uncoated woodfree paper is used for bond / writing and offset printing papers, photocopy papers, writing tablets (e.g., legal pads), specialty lightweight printing paper (e.g., bibles) and thin paper.

        The market for uncoated paper products generally follows cyclical trends, which do not necessarily coincide with cycles for coated paper but are impacted by capacity changes in uncoated woodfree paper output levels.

        Specialty Paper.    The high value-added specialty paper markets in which Sappi Fine Paper operates generally follow trends in the respective end use sectors in addition to changes in production capacity, output levels and cyclical changes in the world economy. Largely due to the highly specialized nature of specialty paper, price fluctuations have historically tended to lag and be less precipitous than price changes in the uncoated woodfree paper market.

Mechanical Products

        Coated Mechanical Paper.    Coated mechanical paper has similar end-uses as coated woodfree paper and is used mainly for magazines and, among other things, for brochures, catalogues, advertising materials and promotional products. Depending on quality requirements and price levels, substitution between coated woodfree paper and coated mechanical paper is possible. Coated mechanical paper is made mainly from mechanical pulp and typically has glossy finishes on both sides. European demand for coated mechanical paper grew by 1.8% in fiscal 2008 with eastern Europe experiencing a higher growth rate than western Europe but demand declined by 23% in fiscal 2009. Worldwide demand for coated mechanical paper contracted by 5.8% in fiscal 2008 and continued to contract by a further 21% in fiscal 2009 due to a worldwide economic slowdown and a contraction in magazine advertising expenditure. Including the Acquired Business, we expect to be a major producer of coated mechanical paper in Europe, as measured by capacity.

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

        Packaging Paper.    As with woodfree paper, the market for packaging papers is affected by cyclical changes in the world economy, local economic growth, retail sales and by changes in production capacity and output levels. The southern African containerboard market was positively affected by strong gross domestic product growth and corresponding growth in retail sales during fiscal 2007. During fiscal 2008 the southern African containerboard market was further positively affected by a good citrus crop and corresponding demand from export markets, as well as strong demand from the industrial sector. During fiscal 2009, demand in the South African market for containerboard contracted due to the general economic downturn and high inventory levels throughout the supply chain. Export markets were under pressure due to declining prices. Demand for packaging paper is largely driven by the demand for cement, potatoes, sugar and milling products. Our packaging paper market share increased in fiscal 2007 and fiscal 2008 due to higher priced and therefore less attractive imports and significant improvements in production output. During fiscal 2009 global demand for packaging paper declined sharply as a result of the economic slowdown and in particular the resulting negative impact on demand for cement and other building products. This resulted in significant downward pressure on pricing both in the South African and export markets.

Pulp

        We produce chemical cellulose, as well as a wide range of paper pulp grades, including mechanical pulp used in newsprint, unbleached kraft pulp, bleached kraft pulp and bleached sulphite pulp.

        Paper Pulp.    The market pulp industry is highly competitive and is sensitive to changes in industry capacity, producer inventories, demand for paper, exchange rates and cyclical changes in the world economy. The market price per tonne of NBSK pulp, a pulp principally used for the manufacture of woodfree paper, is a benchmark widely used in the industry for comparative purposes.

        NBSK prices hit a cyclical low of US$ 433 per metric tonne in 2002. The pulp market improved towards the end of 2005 and remained firm during fiscal 2006, 2007 and 2008. As a result, NBSK prices averaged US$ 643 per metric tonne during 2006 and continued to increase to US$ 725 in October 2006, US$ 830 in October 2007 and US$ 877, in September 2008. In fiscal 2009 pulp markets initially weakened considerably due to the worldwide economic slowdown and the price of NBSK declined to a low of US$ 577 per metric tonne in March 2009. NBSK prices subsequently recovered due to increased demand and tight supply dynamics and reached a high of US$ 721 per metric tonne in September 2009.

        Market unbleached kraft pulp (UKP) is used in the production of packaging papers, including kraft linerboard and sack kraft and for certain niche products such as oil and air filters. The market price of UKP generally follows the price trends of other paper pulp grades.

        Chemical cellulose.    The viscose staple fiber (VSF) industry which manufactures textile and non-woven fibers is the largest market segment for chemical cellulose. Prices of VSF grade chemical cellulose generally follow those of European NBSK. Since 1995, the price of VSF grade chemical cellulose has ranged from a high of approximately US$1,100 per metric tonne in some instances in the third fiscal quarter of 2008 (second calendar quarter), to a low of US$ 470 per metric tonne in the second quarter of 2002. During fiscal 2008, prices of VSF grade chemical cellulose strengthened in line with NBSK prices. During fiscal 2009, these prices have fallen sharply as a result of the weaker economic conditions and the rapid decline in demand for chemical cellulose, declining to a low of US$ 590 per metric tonne in March 2009. Demand subsequently improved and prices increased during the remainder of fiscal 2009, reaching a high of US$ 860 per metric tonne. Prices of the higher purity chemical cellulose used in applications other than for VSF products tend to be more stable and are largely unrelated to the price of NBSK. The manufacture of cellulose acetate flake (used in the manufacture of acetate tow for cigarette filter tips) is the second largest application for chemical cellulose after VSF. The market price for chemical cellulose used for cellulose acetate flake production is set by competitive forces within this specific market and has increased to levels above US$ 1,000 per metric tonne.

Timber Products

        Our timber products operations are concentrated in South Africa and consist of sawn timber for the building industry and components for the furniture and packaging industry.

Business Review

        Sappi Fine Paper is our largest operating segment and, after giving effect to the Acquisition, accounted for approximately 84% of our sales volume in fiscal 2009 and approximately 65% of our sales volume in fiscal 2008. It has an aggregate annual paper production capacity of 6.0 million tonnes at 16 paper and related paper pulp mills in North America, Europe and South Africa.

        Sappi Forest Products is an integrated pulp, packaging paper and timber products producer. In fiscal 2009 and fiscal 2008, Sappi Forest Products accounted for approximately 16% and 35% respectively, of our sales volume. It has an aggregate annual production capacity of 0.8 million tonnes of paper and 1.8 million tonnes of pulp in southern Africa.

        As of fiscal 2010, Sappi Fine Paper South Africa will be incorporated into the Sappi Forests Products division so as to operate our business on a geographical basis. We believe that this will not materially affect the operation of our business.

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

        The markets for our pulp and paper products are significantly affected by changes in industry capacity and output levels and by cyclical changes in the world economy. For further information, see "Item 5—Operating and Financial Review and Prospects—Principal Factors Impacting on Group Results", "Item 5—Operating and Financial Review and Prospects—Markets" and "Item 4—Business Overview".

        The chart below represents our operational rather than the legal or ownership structure as of September 2009. Units shown are not necessarily legal entities.

        The following tables set forth certain information with respect to our operations for, or as of the end of, fiscal 2009.

	Sappi Fine Paper
	North America	Europe(2)	South Africa	Sappi Forest Products	Corporate and Other	Total
	(US$ million) (tonnes '000)
Sales volume (tonnes)	1,274	2,956	305	2,172	—	6,707
Sales	1,295	2,895	318	861	—	5,369
Operating profit	53	(67)	(3)	(52)	(4)	(73)
Operating assets(1)	1,145	3,008	260	1,916	142	6,471

(1)
Operating assets as defined in note 3 to our Group Annual Financial Statements included elsewhere in this Annual Report.

(2)
Includes 9 months information relating to the Acquired Business.

        On December 31, 2008, we acquired four graphic paper mills: the Kirkniemi mill and the Kangas mill in Finland, the Stockstadt mill in Germany and the Biberist mill in Switzerland; three coaters from other M-real Corporation mills in Germany and Austria; and other specified assets; as well as all of the know-how, brands, order books, customer lists, intellectual property and goodwill of the coated graphic paper business of M-real Corporation. The four acquired mills have now become part of Sappi Fine Paper Europe. The Acquired Business has a total annual production capacity of approximately 1.9 million tonnes of graphic paper.

 SAPPI FINE PAPER

Overview

        Sappi Fine Paper is our largest operating segment and contributed approximately 65% and 84%, respectively, of our sales in fiscal 2008 and fiscal 2009. It has the capacity to produce approximately 6.0 million tonnes of paper per annum at its 16 paper and related paper pulp mills located on three continents. Sappi Fine Paper operates in three principal regions: Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Fine Paper South Africa. In fiscal 2010, Sappi Fine Paper South Africa will be incorporated into the Sappi Forests Products division so as to operate our business on a geographical basis. We believe that this will not materially affect the operation of our business.

        The following chart sets forth certain information with respect to the mills and principal products of Sappi Fine Paper as of September 2009.

(1)
We ceased production of PM 5 at the Maastricht mill in December 2008.

(2)
On December 10, 2009 we announced the closure of the Kangas mill, with the permanent closure expected to take place no later than the end of March 2010.

(3)
On March 12, 2009 we ceased production at our Muskegon mill.

        The following table sets out the approximate annual production capacity of Sappi Fine Paper's products as of September 2009.

	Annual Production Capacity
	North America	Europe	South Africa	Total
Production capacity: (000s tonnes)
Woodfree paper
Coated(1)(4)	1,160	4,135	80	5,375
Uncoated(2)	—	285	270	555
Total(3)	1,160	4,420	350	5,930
Paper pulp	945	1,175	165	2,285

(1)
Includes coated woodfree paper, coated mechanical paper and specialty papers.

(2)
Includes 30,000 tonnes of tissue manufactured at the Stanger mill in South Africa and 14,000 tonnes of kraft manufactured at the Enstra and Adamas mills in South Africa.

(3)
Excludes Chinese joint venture tonnes.

(4)
Excludes 120,000 tonnes for the Blackburn mill which ceased production in October 2008, 60,000 tonnes for the PM5 at Maastricht mill which ceased production in December 2008 and 170,000 tonnes for the Muskegon mill which ceased production on March 12, 2009.

Facilities and Operations

Sappi Fine Paper North America

        Sappi Fine Paper North America is a leading producer and supplier of coated woodfree paper in the United States. Sappi Fine Paper North America also produces coated specialty papers and, from time to time, uncoated woodfree papers.

        Sappi Fine Paper North America is headquartered in Boston, Massachusetts, and operates three paper mills in the United States in Somerset, Maine; Westbrook, Maine; and Cloquet, Minnesota. These three mills have a total annual production capacity of approximately 1.2 million tonnes of paper and a capacity of approximately 0.9 million tonnes of paper pulp, which represents approximately 117% of Sappi Fine Paper North America's pulp requirements. This significantly reduces Sappi Fine Paper North America's exposure to fluctuations in the price of market pulp that are not driven by fluctuations in wood or other major raw material prices. Coated paper accounted for approximately 76% and 79% of Sappi Fine Paper North America's sales in fiscal 2008 and fiscal 2009, respectively. Specialty paper and pulp accounted for 24% and 21% of our sales in fiscal 2008 and 2009, respectively.

        The following table sets forth sales by product for our North American operations.

	Year ended September
	2009	2008	2007
Sales: (US$ million)
Coated woodfree paper	1,021	1,273	1,136
Specialty paper and other(1)	274	391	375

Total	1,295	1,664	1,511

(1)
Other consists primarily of market pulp.

        For fiscal 2009, Sappi Fine Paper North America sold approximately 1,274,000 tonnes of paper and pulp products. The following table sets forth the annual production capacity, number of paper machines and products at each of our mills in North America.

	Production capacity ('000s tonnes) Paper		Products
		Number of paper machines
Mill			Paper	Market pulp
Cloquet	330	2	Coated woodfree paper	Bleached kraft pulp
Somerset	795	3	Coated woodfree paper	Bleached kraft pulp
Muskegon(1)	—	—	—	—
Westbrook	35	1	Casting release paper	—

(1)
Production at our Muskegon mill ceased on March 12, 2009.

        Cloquet.    The Cloquet mill has two paper machines and an offline coater, producing premium coated paper. The newest machine and coater were installed in 1988 and 1989, respectively. The pulp mill was started up by the previous owner in 2000 at a total cost of US$ 525 million. The Cloquet paper machines have an annual production capacity of 330,000 tonnes of coated paper, and the state-of-the-art pulp mill has an annual production capacity of 455,000 tonnes.

        Somerset.    The Somerset mill is a low-cost producer and has an annual production capacity of approximately 795,000 tonnes of paper and approximately 490,000 tonnes of pulp. Each of the three paper machines at the Somerset facility employs Sappi Fine Paper North America's patented on-line finishing technology. This technology combines the three steps (paper making, coating and finishing) in the manufacture of coated paper into one continuous process. It is well suited for the lighter weight coated woodfree papers produced at Somerset, because it allows the production of high gloss, consistent quality products at high speeds.

        Muskegon.    The Muskegon mill housed one paper machine with an annual winder capacity of approximately 170,000 tonnes of text and cover weight coated paper using Sappi Fine Paper North America's on-line finishing technology. Production at Muskegon mill ceased on March 12, 2009.

        Westbrook.    Westbrook is Sappi Fine Paper North America's original mill, with origins dating back to 1854. The mill is primarily a specialty paper production facility with an annual capacity of 35,000 tonnes of coated woodfree and casting release paper. Its paper machine primarily produces base paper, which is coated off-line. Westbrook also has six specialty coaters, including four employing Sappi Fine Paper North America's patented Ultracast process. This process uses an electron beam to cure coating against a finely engraved steel roll, resulting in a virtually exact replication of the roll pattern. Sappi Fine Paper North America also has a research and development facility at Westbrook.

        Sappi Fine Paper North America also operates a coated paper sheeting and distribution facility in Allentown, Pennsylvania, which was completed in 1994 and has an annual sheeting capacity of approximately 100,000 tonnes.

Sappi Fine Paper Europe

        Sappi Fine Paper is a leading producer of coated woodfree paper in Europe and a producer of commercial printing paper, coated mechanical paper and specialty paper used in packaging, labeling and laminating. Sappi Fine Paper Europe's operations consist of ten mills with an aggregate annual production capacity of approximately 4.4 million tonnes of paper and 1.2 million tonnes of related paper pulp. Sappi Fine Paper Europe's headquarters are located in Brussels, Belgium.

        The following table sets forth sales by product for our Sappi Fine Paper Europe operations:

	Year ended September
	2009(2)	2008	2007
Sales: (US$ million)
Coated woodfree paper(1)	2,527	2,407	2,101
Uncoated woodfree paper	160	27	51
Specialty coated paper and other	208	286	235

Total	2,895	2,720	2,387

(1)
Includes coated mechanical paper produced at Lanaken, Kirkniemi and Kangas mill.

(2)
Includes 9 months of sales relating to the Acquired Business.

        For fiscal 2009, Sappi Fine Paper Europe sold approximately 3 million tonnes of paper and pulp products. The following table sets forth the annual production capacity, number of paper machines and products for fiscal 2007 to fiscal 2009 at each of Sappi Fine Paper Europe's mills in Europe.

Mill	Mill Locations	Production capacity ('000s tonnes) Paper	Number of paper machines	Products
Alfeld	Germany	330	5	Coated and Uncoated woodfree paper, coated specialty paper
Ehingen	Germany	250	1	Coated woodfree paper and uncoated woodfree paper
Stockstadt(1)	Germany	430	2	Coated woodfree paper and uncoated woodfree paper
Gratkorn	Austria	950	2	Coated woodfree paper and uncoated woodfree paper
Maastricht(2)	Netherlands	280	1	Coated woodfree paper
Nijmegen	Netherlands	240	1	Coated woodfree paper
Lanaken	Belgium	500	2	Coated mechanical paper and coated woodfree paper
Blackburn(2)	United Kingdom	—	—	—
Kangas(1)(3)	Finland	210	1	Coated mechanical paper
Kirkniemi(1)	Finland	730	3	Coated mechanical paper
Biberist(1)	Switzerland	500	3	Coated woodfree paper and uncoated woodfree paper

(1)
Mills purchased as part of the Acquisition.

(2)
Production at our Blackburn mill ceased in October 2008 and the mill was closed in November 2008. We also ceased production of PM 5 (with a capacity of 60,000 tonnes per annum excluded from the table above) at our Maastricht mill, as described under "—Blackburn" and "—Maastricht" below.

(3)
On December 10, 2009 we announced the closure of the Kangas mill, with the permanent closure expected to take place no later than the end of March 2010.

        Alfeld.    The Alfeld mill is located to the south of Hannover, Germany, and its origins date back to 1706. It has a paper production capacity of approximately 330,000 tonnes and a pulp production capacity of approximately 125,000 tonnes per annum. It produces coated woodfree and specialty paper products, which are mainly coated and have a variety of finishes. In 1995 a major rebuild of Alfeld's PM 3 was completed, enhancing the production of low substance flexible packaging papers. Alfeld's PM 3 employs a fully integrated concept of in-line coating and calendaring. The Alfeld mill produces totally chlorine-free ("TCF") bleached sulphite pulp for its own use. In early 2002, a rebuild of Alfeld's PM 2 was completed. Alfeld spent approximately € 50 million on the rebuild of its PM 2.

        Ehingen.    The Ehingen mill is located to the southeast of Stuttgart, Germany and was acquired by Hannover Papier, predecessor entity to Sappi Alfeld, in 1987. A paper machine with a capacity of 180,000 tonnes per annum of coated woodfree paper was commissioned in July 1991, expanding Ehingen from a market pulp mill into an integrated pulp and paper mill. During 1994, the construction of a high-rack warehouse was completed. As a result of upgrades during 1994 and 1996, Ehingen's total paper capacity was increased to 235,000 tonnes per annum. During June and July 2006 the paper machine was rebuilt and started up together with a new coater allowing a significant quality upgrade from single coated to triple coated woodfree paper with capacity of approximately 250,000 tonnes per annum. The pulp mill's capacity is currently 135,000 tonnes per annum of TCF bleached sulphite pulp. The pulp is produced mainly for internal use, but is also sold to third party customers.

        Gratkorn.    Paper has been produced at the Gratkorn, Austria site for more than four centuries. Following a major expansion and renovation project the Gratkorn mill has been transformed from a five-machine mill into a two-machine mill. As a result of this project, Gratkorn currently has an annual capacity of 950,000 tonnes of triple-coated woodfree paper on just two paper machines and 255,000 tonnes of TCF chemical pulp. The machines at Gratkorn are among the largest and most efficient paper machines in the world. After extension of Gratkorn's sheeting plant, it also has an annual sheet finishing capacity of 800,000 tonnes.

        Maastricht.    The Maastricht, Netherlands mill at September 2009 has the capacity to produce over 280,000 tonnes per annum of coated woodfree paper and board. Paper was first produced in Maastricht in 1852. PM 6, which was installed at Maastricht in 1962, was first rebuilt in 1977. In 1996, PM 6 underwent an extensive NLG224 million (€102 million) rebuild. Maastricht specializes in high basis-weight triple-coated woodfree paper and board for graphics applications. PM 6's production complements that of the Gratkorn mill, which produces lower weight coated woodfree paper. We ceased production at Maastricht's PM 5 in December 2008, having reached an agreement with the mill's works council in respect of such action. Production ceased at PM 5, which has reduced the mill's total capacity by 60,000 tonnes per annum. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources" and "Item 5—Operating and Financial Review and Prospects—Mill Closures, Acquisitions, Dispositions, Impairment and Joint Ventures".

        Lanaken.    The Lanaken, Belgium mill began commercial operations in 1966. It produces coated mechanical paper and lower weight wood-containing coated paper for offset printing. Coated mechanical paper for web offset presses is used primarily in the production of advertising materials and magazines. Lanaken's two paper machines have a total annual capacity of 500,000 tonnes. One machine principally produces coated mechanical paper. It was completely overhauled in 1992, and an additional off-line coater was installed to provide triple coating capability. The other paper machine produces lower-weight wood-containing paper. Its capacity was increased to 305,000 tonnes per annum as a result of an optimization process during the mid-1990s. Lanaken produces chemi-thermo-mechanical pulp (CTMP) in an integrated plant which has been extended to an annual capacity of 180,000 tonnes. This enables the mill to supply approximately 63% of its fiber requirements for paper production.

        During fiscal 2007 the administration of the Maastricht and Lanaken mills was combined to reduce costs.

        Nijmegen.    The Nijmegen, Netherlands mill began operations in 1955 and operates one paper machine. The mill specializes in the production of reels of coated woodfree paper for web offset printing. It also produces special coated woodfree paper for use in digital printing. The Nijmegen mill was upgraded in 2001. The upgrade increased its capacity by 40,000 tonnes per annum. With an annual production capacity of 240,000 tonnes, the Nijmegen mill is one of Europe's largest suppliers of coated woodfree web offset paper. Rotary, or web, offset paper is used for commercial printing and publishing.

        Blackburn.    On November 12, 2008 we closed the Blackburn mill. The annual capacity of the mill was 120,000 tonnes. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources" and "Item 5—Operating and Financial Review and Prospects—Mill Closures, Acquisitions, Dispositions, Impairment and Joint Ventures".

        Nash.    In May 2006, we closed the Nash mill. In fiscal 2007, the Nash site was sold for US$ 46 million and a pre-tax profit of US$ 26 million was recognized in our results in that quarter.

        Kirkniemi.    As part of the Acquisition, we acquired the assets comprising the Kirkniemi mill, located 70 kilometers west of Helsinki, Finland. The mill was built in 1966 and has an annual production capacity of approximately 730,000 tonnes of paper and 330,000 tonnes of mechanical pulp. The products of the Kirkniemi mill are Galerie Lite (coated ultra-lightweight paper with high bulk and opacity), Galerie Brite (coated lightweight paper with high bulk, soft gloss and improved brightness) and Galerie Fine (coated mechanical paper with high brightness, smoothness and improved opacity).

        Kangas.    As part of the Acquisition, we acquired the assets comprising Kangas mill except its PM 2. The mill is located 270 kilometers north of Helsinki in Jyväskylä, Finland. The mill was established in 1872 and has an annual production capacity of approximately 210,000 tonnes of coated mechanical paper after the closure of a paper machine in 2008. The mill produces Galerie Silk, a coated magazine paper with a silk finish. In October 2009, consultations with labor representatives started regarding the potential closure of the mill. On December 10, 2009 we announced the closure of the Kangas mill, with the permanent closure expected to take place by the end of March 2010

        Stockstadt.    As part of the Acquisition we acquired the shares of M-real Stockstadt GmbH, which holds Stockstadt mill located in Stockstadt, Germany. The mill was established in 1898 and has an annual production capacity of approximately 430,000 tonnes of coated woodfree and uncoated woodfree paper and 150,000 tonnes of hardwood pulp. Its products are EuroArt Plus (coated woodfree paper), Tauro (uncoated woodfree paper) and hardwood pulp.

        Biberist.    As part of the Acquisition we acquired the shares of M-real Biberist GmbH, which holds Biberist mill, located in Biberist, Switzerland. The mill was established in 1862 and has an annual production capacity of approximately 500,000 tonnes. The mill produces coated woodfree paper for the graphic arts industry and offset printing, as well as woodfree uncoated pre-printed paper for office, pre-printed and offset applications. The products of the Biberist mill are Cento (uncoated woodfree multi-purpose printing paper), Allegro (coated woodfree paper) and Furioso (coated woodfree paper).

Sappi Fine Paper South Africa

        Sappi Fine Paper, through Sappi Fine Paper South Africa, produces and markets a wide range of coated, uncoated and specialty papers as well as crêped tissue and fiberboard in South Africa. Sappi Fine Paper South Africa is headquartered in Johannesburg. In the uncoated woodfree paper sector, Sappi Fine Paper operates one integrated pulp and uncoated paper mill, Enstra (located near Johannesburg). Stanger (located north of Durban) uses bagasse (the fibrous residue of sugar cane) to produce coated woodfree paper and tissue. A smaller paper mill, Adamas (located in Port Elizabeth) utilizes pulp from our pulp mills and waste paper to produce specialty paper and some kraft products. Adamas now also produces branded printing paper and board, previously produced at the Nash mill in the United Kingdom. Sappi Fine Paper South Africa is the only producer of coated woodfree paper in South Africa.

        For the years ended September 2008 and 2009, Sappi Fine Paper South Africa sold approximately 339,000 tonnes and 305,000 tonnes, respectively, of paper and pulp products. The following table sets forth sales by product for our Sappi Fine Paper South Africa operations.

	Year ended September
	2009	2008	2007
Sales: (US$ million)
Coated woodfree paper	45	67	70
Uncoated woodfree paper	206	229	208
Specialty paper and other	67	84	80

Total	318	380	358

        The following table sets forth the annual paper production capacity, number of machines, and products at each of the mills of Sappi Fine Paper South Africa.

Mill	Production capacity ('000s tonnes) Paper	Number of paper machines	Products
Enstra	200	3	Uncoated woodfree paper
Stanger	110	2	Coated woodfree paper, coated label paper and tissue
Adamas	40	2	Prestige stationery, branded printing paper and board, envelope paper and corrugated medium

        Enstra.    The Enstra mill is the largest mill of Sappi Fine Paper South Africa, with a capacity of approximately 200,000 tonnes of elemental chlorine-free uncoated woodfree paper products per annum. In 1996, the Enstra mill completed a US$ 96 million capital expenditure program. This program increased capacity by 50,000 tonnes per annum and has resulted in improved production efficiency and product quality. The product range at the Enstra mill caters to the business forms, scholastic, office, envelope and general printing industries. The mill has a capacity of 105,000 tonnes per annum of bleached hardwood pulp. The mill uses an oxygen bleaching process, which is a process that was developed at the mill in the 1970s and has since become the industry standard.

        Stanger.    The Stanger mill commenced operations in 1976. It is unique in South Africa in that it uses bagasse as its basic raw material to produce high quality matt and gloss coated art papers and tissue. Art paper is used for high quality books and magazines, brochures, annual reports and labels. A US$ 26 million upgrade of the mill's paper machine was completed in August 2001, increasing the coated paper capacity to 80,000 tonnes per annum. The mill also produces 30,000 tonnes of tissue per annum and has a capacity of 60,000 tonnes of bleached bagasse pulp per annum. A US$ 11 million upgrade on the bleach plant in 2006 converted the mill to an elemental chlorine free bleaching process.

        Adamas.    The Adamas mill is a small specialty mill. It produces high quality, uncoated prestige papers and boards in a variety of colors and embossing patterns. It also produces branded printing paper and board, previously produced at the Nash mill in the United Kingdom. The Adamas mill also produces packaging and industrial grades from waste paper. The mill has a capacity of 40,000 tonnes of paper per annum. This mill purchases waste paper and bleached pulp from our other mills.

Marketing and Distribution

Overview

        The further integration of our international marketing and distribution efforts is one of our main strategic objectives. In order to attain this objective, we have adopted a system whereby the marketing and distribution of our woodfree and mechanical paper products is performed by our operating business in the respective region, supplemented by a trading network outside these core regions.

        Our trading network, Sappi Trading, coordinates the international marketing and distribution of our woodfree and mechanical paper products outside our core regions. Sappi Trading operates in Hong Kong (China), Sydney (Australia), Sao Paulo (Brazil), Shanghai (China), Konstanz (Germany), Nairobi (Kenya), Mexico City (Mexico), Singapore, Johannesburg and Durban (South Africa), Zurich (Switzerland), Taipei (Taiwan) and New York (United States). It manages a network of agents around the world handling exports to over 70 countries. Sappi Trading also manages the export logistics of the southern African and United States operations.

        We sell the vast majority of our coated and uncoated woodfree and mechanical paper through merchants. We also sell paper directly to converters. We generally deliver products sold to converters from the mill or via a distribution warehouse. Electronic business-to-business interaction has become more important to us, and we will continue to focus on increasing service and efficiency through business-to-business interaction. The systems and structures have been put in place to actively continue these efforts.

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

Sappi Fine Paper North America

        Sappi Fine Paper North America's coated paper sales structure is organized in five regions with sales representatives located in all major market areas, and six technical representatives located in different regions in North America supporting the sales effort.

        Approximately 8% and 7%, respectively, of Sappi Fine Paper North America's sales for fiscal 2008 and 2009 were outside North America. Sappi Fine Paper North America's sales outside North America are handled in southern Africa by Sappi Fine Paper South Africa, in Europe by Sappi Fine Paper Europe and outside those regions by Sappi Trading.

        In fiscal 2008 and 2009, the Sappi Fine Paper North America sales force sold coated woodfree paper to approximately 340 and 364 merchant distribution locations, respectively. By selling exclusively through merchant channels, Sappi Fine Paper North America believes it has created a loyal group of merchant customers. Rather than competing with merchant distributors, the Sappi Fine Paper North America sales force focuses on generating demand with key printers, publishers and end users, which are then serviced by the merchant distributors.

        Sappi Fine Paper North America's coated specialty papers are sold in North America through a dedicated specialty paper sales team directly to customers and outside of North America through a direct sales force, agents and distributors. The special end-use requirements often require a paper made to fit the customer's specific application.

Sappi Fine Paper Europe

        The sales and marketing operations of Sappi Fine Paper Europe are organized into graphic papers, comprising printing and writing paper, and specialty papers, comprising paper for labeling, packaging and other specialty uses.

        The sales and marketing operations of Sappi Fine Paper Europe are responsible for all sales of coated and uncoated woodfree and mechanical papers as well as specialty papers in Europe. An export sales office manages exports to markets outside Europe through Sappi Trading, Sappi Fine Paper North America and Sappi Fine Paper South Africa.

        Sappi Fine Paper Europe's centralized logistics department was formed in early 1998. It is responsible for the development and optimization of the logistics of the graphic and specialty papers business units and the re-engineering of the supply chain.

        Under distribution agreements entered into as part of the Acquisition, M-real Corporation granted us the exclusive right to market and sell the products of certain coated paper machines at M-real Corporation's Husum mill and Äänekoski mill for a period of five years, with a minimum duration of 27 months or, if earlier, until M-real Corporation sells the relevant mill. We will be entitled to a commission on sales while the agreements are in effect. The coated paper machines subject to the distribution agreements are described below.

        Husum PM 8.    We entered into a distribution agreement in respect of PM 8 at M-real Corporation's Husum mill in Sweden. PM 8 is the only asset producing coated woodfree paper at Husum mill and has an annual production capacity of 285,000 tonnes of Galerie Fine paper, a coated woodfree paper with high brightness, smoothness and improved opacity.

        Äänekoski PM 2.    We entered into a distribution agreement in respect of PM 2 at M-real Corporation's Äänekoski mill in Finland. Äänekoski's PM 2 produces triple blade coated wood-free art paper on one paper machine that is marketed under the brand name Galerie Art. The machine has an annual production capacity of 200,000 tonnes.

Sappi Fine Paper South Africa

        Sappi Fine Paper South Africa has a marketing and sales and technical support team based in three major centers in South Africa and one in the United Kingdom (Nash). Approximately 14% of the sales of Sappi Fine Paper South Africa in fiscal 2009 were outside of southern Africa to markets in Europe, Africa, Asia and North and Latin America. The products of Sappi Fine Paper South Africa are distributed in southern Africa primarily through merchants. In addition, some large volume orders are sold directly to printers and converters.

Customers

        Sappi Fine Paper sells its products to a large number of customers, many of whom have long-standing relationships with us. These customers include merchants, converters and other direct consumers.

        The most significant merchant customers, based on sales during fiscal 2009 include:

        North America:    xpedx (a division of International Paper Company), Lindenmeyr Paper Company (owned by Central National Gottesman Inc.), Unisource Worldwide, Inc. (a majority interest of which is owned by Bain Capital Corporation), Domtar Distribution and a select number of regionally strong merchants.

        Europe:    Igepa Group, PaperlinX, Papyrus, Antalis (owned by Sequana Capital), Inapa, Berberich and Lozano.

        Southern Africa:    Antalis SA (Pty) Limited, Peters Papers and Finwood Papers (a division of Buhrmann Paper Merchant Division).

        Two of these merchants, PaperlinX and IGEPA, represented individually approximately 9% of our total sales during fiscal 2009.

        Sappi Fine Paper's converter customers include both multinational and regional converters. The most significant converter customers, based on sales during fiscal 2009 include: Amcor Flexibles, Novelis, Alcan, VAW Flexible Packaging, Avery, Mactac, American Packaging, Oracal and Unigraphics. These customers use our products in the production of pressure- sensitive and other types of labels as well as flexible packaging. Nampak, the CTP Group of companies, Paarl Media Lithotech, Merpak and Freedom Stationery and Silveray are also significant converter customers. These companies use our products in the production of packaging products. No converter customer, however, represented more than 10% of our total sales during fiscal 2009.

        Merchant sales constitute the majority of our woodfree and mechanical paper sales. Pricing of coated paper products is generally subject to change upon notice of 30 days with longer notice periods (typically 3 to 6 months) for some large end-use customers. Sales to converters may be subject to longer notice periods, which would generally not exceed 12 months. We have long-standing relationships with most of our customers, with volume and pricing generally agreed on a quarterly basis.

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

        Competition in markets for our products is primarily based on price, quality, service, breadth of product line, product innovation and sales and distribution support. The specialty paper market puts greater emphasis on product innovation and quality as well as technical considerations.

        In Western Europe and North America, annual industry production capacity closures of more than 800,000 tonnes of coated woodfree paper and 500,000 tonnes of coated mechanical paper have been implemented between 2005 and 2007, with further annual production capacity closures of approximately 2,000,000 tonnes of coated woodfree paper and approximately 1,645,000 tonnes of coated mechanical paper having occurred by the end of April 2009.

North America

        The major domestic coated woodfree paper producers which compete with Sappi Fine Paper in North America are NewPage (currently owned by Cerberus) and Verso Paper (formerly part of International Paper Company and currently owned by an affiliate of Apollo Management L.P.). In addition, approximately 18% of United States consumption is supplied by foreign producers, primarily Asian and European.

Europe

        The market leaders in coated woodfree paper production in Europe are Sappi, Stora Enso, Burgo-Marchi Group, UPM-Kymmene and Lecta (which is owned by an affiliate of CVC Partners).

Southern Africa

        Mondi Paper Company Limited is a significant competitor of Sappi Fine Paper in southern Africa in the uncoated woodfree paper sector. Coated woodfree paper imports, primarily from Europe and Asia, have gained an increased share of the southern African woodfree paper market and as a result of declining import duties, which were removed in 2006. A substantial part of the imports originate from Sappi Fine Paper's European mills.

 SAPPI FOREST PRODUCTS

Overview

        Sappi Forest Products, headquartered in Johannesburg, South Africa, is an integrated pulp, packaging paper and timber products producer. Sappi Forest Products operates five pulp and paper mills and one sawmill and is managed in three operating divisions: Sappi Saiccor, Sappi Kraft and Sappi Forests.

        Sappi Forest Products is a major pulp and paper producer in Africa with a production capacity of 830,000 tonnes of paper, 800,000 tonnes of chemical cellulose and 1,050,000 tonnes of paper pulp per annum. It is also a major timber grower and manages directly and indirectly approximately 527,000 hectares of forestland, of which, approximately 380,000 hectares is planted with primarily pine and eucalyptus. Approximately 70% of our southern African pulpwood and sawlog requirements are from our own plantations. The term "directly manages" relates to plantations in southern Africa established on land that we either own or lease from a third party. The term "indirectly manages" relates to plantations in southern Africa established on land held by independent commercial farmers, where we provide technical assistance in the form of advice on the growing and tending of trees.

        The following chart sets forth certain information with respect to the mills and principal products of Sappi Forest Products as of September 2009.

(1)
In October 2009 Sappi announced the mothballing of a 60,000 ton containerboard machine at Tugela mill and of parts of the Ngodwana pulp mill which will result in a small net reduction in their pulp output.

(2)
In October 2009 Sappi announced the intended closure of Usutu Pulp mill in January 2010.

        The following table sets forth sales by product for Sappi Forest Products' operations:

	Year ended September
	2009	2008	2007
Sales (US$ million):
Commodity paper products(1)	352	474	429
Chemical cellulose	383	461	432
Paper pulp(2)(3)	80	93	118
Timber and timber products	46	71	69

Total	861	1,099	1,048

(1)
Includes newsprint and packaging products.

(2)
Excludes sales related to paper pulp produced by Sappi Fine Paper facilities.

(3)
On October 30, 2009, Sappi announced the intended closure of the Usutu Pulp mill, with a possible closure date in January 2010.

        For the years ended September 2008 and 2009, Sappi Forest Products sold approximately 2,413,000 tonnes and 2,166,000 tonnes, respectively, of paper, pulp and forest products.

        The following table sets forth annual production capacity with respect to Sappi Forest Products' products:

Production capacity: ('000s tonnes)
Paper products
Packaging paper	690
Newsprint	140

Total	830

Pulp
Chemical cellulose	800
Paper pulp(1)(3)	1,050

Total	1,850

Timber products	43	(2)

(1)
Excludes production capacity related to paper pulp produced by Sappi Fine Paper facilities.

(2)
Represents 85,000 cubic meters.

(3)
On October 30, 2009, Sappi announced the intended closure of the Usutu Pulp mill, with a possible closure date in January 2010. This will result in a capacity reduction of 190,000 tonnes of paper pulp.

Facilities and Operations

Sappi Saiccor

        Saiccor was established in 1951 and acquired by us in 1988. It is a low-cost producer and the world's largest single producer of chemical cellulose. In 1995, we completed an approximately US$ 221 million expansion project to increase capacity by one third to approximately 600,000 tonnes per annum. Capital expenditures during the period from October 2005 to the end of September 2009 were approximately US$ 608 million. Included in this period were a modernization project to de-bottleneck production at Saiccor at a cost of US$ 40 million and an amount of US$ 547 million spent on an expansion project to increase Saiccor's chemical cellulose capacity to approximately 800,000 tonnes per annum. Construction on the expansion project commenced in August 2006. Originally scheduled for completion in the first half of calendar 2008, the project has been subject to delays and cost increases.

The increased capacity came on-line in September 2008 and became fully operational in April 2009. As a result of the rapid decline in demand for chemical cellulose experienced since November 2008, we did not utilize all of the additional capacity initially and curtailed production in certain elements of the old plant while utilizing the new plant to improve efficiencies. Demand came back strongly in the latter half of the fiscal year, and the plant was operating at close to full capacity by the end of September 2009.

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

Sappi Kraft

        Based upon volume sold in fiscal 2008 and fiscal 2009, Sappi Kraft supplied approximately 59% and 48%, respectively, of South Africa's packaging paper requirements, other than cartonboard, from its Ngodwana, Tugela and Cape Kraft mills.

        The following chart sets forth the annual paper production capacity, number of machines, and products at each of Sappi Kraft's mills in South Africa.

Mill Locations in South Africa	Production capacity ('000s tonnes) Paper	Number of paper machines	Products
Ngodwana	380	2	Newsprint, kraft linerboard, white top linerboard, plasterboard and bleached and unbleached market pulp
Tugela	390	4	Kraft linerboard, corrugating medium, sackkraft and machine glazed kraft
Cape Kraft	60	1	Linerboard, corrugating medium and coated products

        Ngodwana.    Ngodwana was expanded between 1981 and 1985 from an unbleached kraft mill with a capacity of 100,000 tonnes per annum to a modernized mill with a capacity of approximately 240,000 tonnes of linerboard and 140,000 tonnes of newsprint per annum. The linerboard machine also produces White Top Liner (included in total linerboard capacity). The mill produces nearly 410,000 tonnes of bleached and unbleached pulp and 100,000 tonnes of mechanical pulp annually. The mill markets paper and excess pulp locally and in the export market. The mill is a large consumer of waste paper, which is used in the production of packaging paper. In 1995, the mill commissioned the world's first ozone bleaching plant, thus eliminating the use of elemental chlorine and significantly reducing mill effluent. In October 2009 Sappi announced the mothballing of parts of the Ngodwana pulp mill which will result in a small net reduction in its pulp output.

        Tugela.    Tugela is Sappi Kraft's largest integrated unbleached kraft mill, with a capacity of approximately 390,000 tonnes of packaging paper per annum. The mill supplies kraft linerboard and corrugating medium and most of South Africa's requirements for sack kraft, used in the production of multiwall sacks. Machine glazed packaging papers are also produced at the mill. The Kraft Linerboard machine was upgraded in 1996 at a cost of approximately US$ 81 million and the Sack Kraft machine and components of the pulp plant were upgraded in 2003 and 2004 at a cost of approximately US$ 50 million. It is the only mill in South Africa to offer high performance containerboard packaging and extensible Sack Kraft. In October 2009 Sappi announced the mothballing of a 60,000 ton containerboard machine at Tugela mill.

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

        In August 2008, forest fires caused by severe weather conditions resulted in the loss of approximately 28% of the mill's fiber supply and 40% of the plantations. The volume of trees lost by Usutu reduced the value of the mill, which was therefore impaired. An impairment loss of US$ 37 million was recognized in fiscal 2008.

        On October 30, 2009 Sappi announced that, due to the cumulative severe impact of fire damage to the Usutu forestlands over the past few years as well as the adverse market conditions, it has become apparent that the Usutu Pulp mill was no longer sustainable, and that it was possible that the Usutu Pulp mill could be closed in January 2010. With the closure of the mill Sappi would also exit the unbleached kraft pulp market.

        Sappi Kraft also manages Sappi Waste Paper. Sappi Waste Paper collected approximately 185,000 tonnes of waste paper in fiscal 2009 and approximately 201,000 tonnes during fiscal 2008. Most of the waste paper collected was supplied to our mills. Waste represents approximately 30% of the fiber requirements of our packaging grades.

Sappi Forests

        Sappi Forests, together with Usutu Forests, supplies or procures all of Sappi Forest Products' and Sappi Fine Paper South Africa's domestic pulpwood requirements of approximately 5.2 million tonnes per annum. 92% of the pulpwood comes from owned or contracted sources. Together they directly or indirectly manage or control, about 527,000 hectares of land situated in: Mpumalanga (46%), KwaZulu-Natal (42%) and Swaziland (12%).

Hectares
Owned by us in South Africa	371,000
Leased by us or managed directly in South Africa	10,000
Projects in South Africa (owned and managed by farmers that we indirectly manage through technical advice and support)	80,000
Leased by us in Swaziland	66,000

Total	527,000

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

        Sappi Forests and Usutu Forests have spent approximately US$ 153 million in maintaining, acquiring and expanding plantations and other capital expenditure projects in the period from October 2006 to September 2009.

        The sawmill division operates one mill with a total production capacity of 85,000 cubic meters per annum of structural timber for the building industry and components for the furniture and packaging industry.

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

        The most significant printing customers, based on sales in fiscal 2008 and fiscal 2009, include: The CTP Group and Media 24, which uses Sappi Forest Products' newsprint; while the most significant converter customers, based on sales in fiscal 2008 and fiscal 2009, include: Nampak Limited; Mondipak; APL (Pty) Ltd and Houers Co-operative. A significant number of the viscose staple fiber manufacturers around the world purchase chemical cellulose from Sappi Forest Products, including large groups such as the Aditya Birla Group and the Lenzing Group. Most of our chemical cellulose sales contracts are multi-year contracts with pricing generally based on a formula linked to the NBSK price and reset on a quarterly basis.

        Approximately 53% of the total sales of Sappi Forest Products during fiscal 2009 consisted of export sales.

Competition

        Mondi Paper Company Limited is a significant competitor in most of the markets in which Sappi Forest Products operates in southern Africa. In recent years the regional recycled containerboard capacity has increased by approximately 120,000 tonnes. Due to exchange rate fluctuations a number of offshore containerboard suppliers have also entered the southern African packaging markets. In respect of chemical cellulose, competitors include Borregaard ChemCell, Bahia Pulp, Tembec Inc., Western Pulp Inc., Buckeye Technologies Inc. and Rayonier Inc.

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

        Sappi Fine Paper North America manufactures, in aggregate, pulp and fiber equivalent to approximately 117% of its own pulp requirements. This vertical integration reduces its exposure to fluctuations in the market price for pulp.

Energy Requirements

        Sappi Fine Paper North America's energy requirements are satisfied through wood and by-products derived from the pulping process, coal, fuel oils, purchased electricity, steam, natural gas and other sources.

        A substantial majority of Sappi Fine Paper North America's electricity requirements are satisfied through its own electricity generation or co-generation agreements. During 2002, Sappi Fine Paper North America entered a series of contracts with Central Maine Power ("CMP") and a third party energy provider. The contracts provide that Somerset mill is to produce power at its maximum generation capacity, sell all of its excess generated power to CMP and purchase all of its power needs beyond its generation capacity from the third party provider. However, Sappi Fine Paper North America has entered into a short term amendment to these contracts pursuant to which Sappi Fine Paper North America may, at its election, produce power at less than its maximum generation capacity for non-operational or economic reasons and purchase additional power from the third party provider. This amendment expires in May, 2010. The rates for part of the purchases were pre-set in 2002 for the duration of the agreements and the remaining purchases are at market rates. The price we receive for any sales of generated power is equal to the average price of our monthly purchases of power. The agreements expire in 2012.

        The Westbrook mill sells excess electricity it co-generates.

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

Alternative Fuel Credits—Black Liquor

        The U.S. Internal Revenue Code provides a tax credit to taxpayers for the use of alternative fuel mixtures. In order to benefit from this tax provision, in 2009 we began to use an alternative fuel mixture containing diesel fuel and "black liquor," a byproduct of pulp production at our Somerset and Cloquet mills. The credit, equal to 50 US cents per gallon of alternative fuel contained in the mixture, is refundable to the taxpayer. During the second calendar quarter of 2009, we were approved by the IRS as an alternative fuel producer. During the fiscal year, the Company has filed claims for alternative fuel mixture credits covering eligible periods subsequent to February 2009 totaling US$ 87 million, net of fees and expenses and has received US$ 65 million in cash. We will continue to gather information to file for refunds for eligible periods subsequent to our fiscal year end. The tax credit related to this type of fuel mixture will likely expire on December 31, 2009. However, legislators have introduced various proposals which, if enacted, could repeal or otherwise reduce the benefit of this tax credit for pulp and paper companies, which legislation could be in effect at any time prior to December 31, 2009.

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

Europe

Wood

        Historically Sappi Fine Paper Europe purchased approximately 2,500,000 cubic meters of pulpwood per annum for its pulp mills. Including the Acquired Business, we expect Sappi Fine Paper Europe to purchase approximately 3,650,000 cubic meters of pulpwood per annum. The wood is purchased both on contract and in the open market. Wood supply contracts are fixed for one year in terms of volumes. Price agreements range from three months for wood chips to one year for logwood.

        The logwood and wood chips used in the Gratkorn TCF pulp mill are purchased through the Papierholz Austria GmbH joint venture arrangement amongst Sappi, the Norske Skog Bruck mill Zellstoff Pöls, and the Frantschach Group. We hold a 42.5% ownership interest in Papierholz.

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

        Under a wood supply agreement, M-real Corporation's parent company (Metsaliitto Group) will supply up to 704,000 cubic meters of wood, substantially all of which will be sourced in southern Finland, to the Kirkniemi mill annually for a minimum period of 12 years at market rates. This new wood supply agreement comes in addition to existing arrangements for the Stockstadt mill under which a subsidiary of M-real Corporation's parent company will continue to supply wood.

Pulp

        Sappi Fine Paper Europe produces approximately 44% of its pulp requirements. The remainder is mostly supplied through open market purchases. Pursuant to two pulp supply agreements, M-real Corporation and its parent company will supply up to 667,000 tonnes of pulp per year for minimum periods of between 3 and 8 years to the mills acquired in the Acquisition.

Energy Requirements

        Sappi Fine Paper Europe's energy requirements are generally met by internal generation and external purchases of electricity, gas and, to a lesser extent, hard coal and oil. The delivery of electricity, natural gas, oil, coal and biomass is covered by various mid-term supply agreements.

        Since July 2007 Gratkorn has operated a Combined Heat and Power Plant ("CHP") on site and has become an exporter of about 10 megawatts of electricity.

        Substantially all of the electricity requirements of the Maastricht mill are satisfied by a 60 megawatt combined heat / power plant operated through a joint venture with Essent. All surplus electrical energy is supplied to the public electricity grid. We hold an ownership interest of 50% in the VOF Warmte / Kracht Maastricht mill, the joint venture, which was formed in 1992, and are obligated to purchase all of the steam and electricity requirements of the Maastricht mill from the joint venture facility under a long-term supply agreement. Essent purchases the surplus electrical energy of the plant. The Maastricht mill also purchases natural gas pursuant to a contract with a natural gas supplier. The joint venture agreement expires on December 31, 2009, and negotiations are in progress to purchase Essent's interest in the joint venture. Options are also available to continue with the current agreement with modified pricing mechanisms.

        The Nijmegen mill's electricity requirements are largely satisfied by its co-generation power plant. The Nijmegen mill purchases natural gas from a major European gas supplier and a small amount of electricity from the public grid.

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

        Alfeld and Ehingen generate about 50% of their power needs from renewable resources and the remainder is purchased from an Austrian power company.

        About half of the electricity and steam requirements of the Biberist mill is satisfied by a medium size on site CHP owned and operated through a co-operation of Swiss utility companies and Sappi. The balance of their power requirements are purchased externally.

        Substantially all of the steam requirements of the Kangas mill are satisfied by a long-term steam supply agreement with Jyvaskyla Energia, a local utility company, at competitive conditions and with high flexibility in terms of early termination of contract.

        To a great extent the electricity and steam requirements of the Kirkniemi mill are covered under a long-term supply agreement and are based upon an on-site installation of a 100 MW CHP owned by Fortum Heat & Power a large Finnish utility company. The large amount of natural gas for the operation of the CHP and for the process is delivered by Gasum, the national gas supplier. The balance of the power requirements is delivered from the public grid by Fortum. Biomass and natural gas are purchased for the generation of addition steam demand.

        Stockstadt generates about 50% of their power needs from renewable resources and the remainder is purchased from a German power company. The steam requirements are met by the usage of biomass and mineral coal as fuels.

Chemicals

        Major chemicals used by Sappi Fine Paper Europe include clays, carbonates, latexes, starches and chemicals for the specialty business. Sappi Fine Paper Europe purchases most of these chemicals from a portfolio of suppliers, and in only one case is Sappi Fine Paper Europe dependent on a sole source of supply. There are generally adequate sources of supply in the market. Most of these chemicals are subject to price fluctuations based upon a number of factors, including energy and crude oil prices and transportation costs, and the relationship between commodity demand and supply imbalances.

Southern Africa

Wood

        Sappi Forest Products manages directly or indirectly approximately 527,000 hectares of forestland in southern Africa, of which approximately 380,000 hectares are forested, which produces approximately 70% of the timber required for its operations. Sappi Forests owns approximately 371,000 hectares and manages the majority of the remainder. Usutu Pulp cultivates 52,000 hectares of pine on 66,000 hectares of land that is leased from the Swazi nation on a long-term lease, which we have the option to extend until 2089. Sappi Forests presently has supply contracts for the timber from approximately 80,000 hectares of plantations planted by small growers with our technical and financial support. The remaining timber requirements are met through a number of significant medium-term contracts and open market purchases. During the traditional fire seasons in the winter of 2007 and 2008, which were exacerbated by severe weather conditions, approximately 14,000 hectares and 26,000 hectares, respectively, were affected by fire.

        A feasibility study for the establishment of plantations in Mozambique is at an advanced stage.

Pulp

        Sappi Forest Products and Sappi Fine Paper South Africa in aggregate manufacture all of the pulp required in their respective papermaking operations, except minimal quantities of specialized pulps, and together are a net seller of bleached and unbleached paper pulp. This vertical integration substantially reduces our exposure to fluctuations in the market price for pulp.

Energy Requirements

        Our energy requirements in southern Africa are met principally by purchases of coal and electricity supplemented by purchases of fuel oil and gas. Much of the energy demand is met by internally generated biomass and spent liquors from the pulping process. Electricity is supplied by Eskom, the state-owned electricity company, or generated internally. During the course of 2009, we have commissioned a new turbine electricity generating set at our Saiccor mill. Once this is in full production, we anticipate generating in excess of 50% of our total electricity requirements. This electricity is generated from bio-fuel and represents an increase of 30% in internal generation capacity. Coal, both for steam raising and gas production, and oil are purchased on contract.

        There is a risk of substantial tariff increases for electricity in South Africa in coming years. In fiscal 2009 electricity purchased from Eskom amounted to approximately 5% of the variable costs in the southern African operations.

Chemicals

        Major chemicals used by Sappi Forest Products and Sappi Fine Paper South Africa include caustic soda, calcium carbonates, latexes, starches and sulphur and sulphuric acid. Sappi Forest Products and Sappi Fine Paper South Africa purchase these chemicals from a variety of South African and overseas suppliers. There are generally adequate sources of supply, and in only one case is Sappi Fine Paper South Africa dependent upon a sole source of supply. Most of these chemicals are subject to price and foreign currency fluctuations based upon a number of factors, including energy and crude oil prices and transportation costs, and the relationship between commodity demand and supply imbalances.

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

North America

        Sappi Fine Paper North America is subject to stringent environmental laws in the United States. These laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and their respective state counterparts and implementing regulations. On June 29, 2009, the State of Maine, Department of Inland Fisheries and Wildlife, issued a decision requiring Sappi Fine Paper North America to install a fish passage at the Cumberland mills dam associated with the Westbrook mill, the most downriver dam on the Presumpscot River. A second hearing that began on November 18, 2009 to determine further fishway requirements, including design and operation, has been continued until January, 2010, and a decision is expected during the second quarter of 2010. The installation of a fishway on the Cumberland mills dam will trigger the obligation to install fishways at Sappi Fine Paper North America's dams upstream of the Cumberland mills dam as well, to allow natural fish migration and thus promote the restoration of native species to the river. The total cost of all fishways associated with Sappi's dams along the Presumpscot River is estimated to be in the range of approximately US$ 18 million to US$ 28 million, part of which is expected to be incurred in the near future and part of which will be incurred over a number of years. Because the proceedings regarding fishway design and operation are still pending, we do not know when the construction phase at the Cumberland mills dam will begin, or the precise timing for incurring related costs.

        We closely monitor state, regional and Federal GHG initiatives in anticipation of any potential effects on our operations. Although the United States has not ratified the Kyoto Protocol, and has not yet adopted a Federal program for controlling GHG emissions, Congress is considering comprehensive Federal legislation regarding climate change. In addition, the U.S. Environmental Protection Agency has proposed several rules relating to emissions reporting and reductions, and various regional initiatives regarding climate change are in effect or proposed. The nature, scope and timing of such climate change legislation is highly uncertain and, currently, we do not know what effect, if any, such legislation will have on our financial condition and operations.

Europe

        Our European facilities are subject to extensive environmental regulation in the various countries in which we operate. For example:

  •
  The Integrated Pollution Prevention and Control directive ("IPPC") regulates air emissions, water discharges and defines permit requirements and best available techniques ("BAT") for pollution control.

  •
  The national European laws regulate the waste disposal framework and place restrictions on land filling materials in order to reduce contaminated leachate and methane emissions. Prevention, reuse and recycling (material or thermal) are the preferred waste management methods. In Austria, Germany, Switzerland and The Netherlands only inert ash or slag from thermal recycling and incineration processes may be placed in landfills.

  •
  The EU Chemicals Regulation REACH (1907/2006/EC) intended to harmonize existing European and national regulations to provide a better protection of human health and our environment is not directly applicable to pulp and paper. It does however apply to a number of raw materials that we source. We will also register some intermediate substances in our pulp production processes. Registration requirements for intermediates are rather limited so that the registration costs are not expected to be material.

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

        The Minister of Water and Environment Affairs considered it necessary to strengthen enforcement of legislation by the Environmental Management Inspectors (EMI's) in her department. The EMI's prioritized various sectors of industry and inspected those sectors in the course of the past three years. In 2008, the EMI's focused attention on the pulp and paper sector, signaling more stringent enforcement for Sappi mills.

        In August 2008 the EMI's conducted a comprehensive inspection at our Ngodwana mill. No findings will be disclosed before the draft report is handed to us. By September 30, 2009 the draft report had not yet been received. We will be requested to respond within three weeks to the findings in the draft report. We have been notified that the EMI's will inspect the Enstra mill during October 2009. At this time we do not expect major or disruptive legislative action.

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

  •
  The National Environmental Management Act: Waste Act was enacted on July 1, 2009. The Waste Act regulates the use, re-use, recycling and disposal of waste. Implementation of the various aspects of the Waste Act is under development. We expect to incur additional costs to comply with the Waste Act, which we believe will not be material.

  •
  The Kyoto Protocol. South Africa has also ratified the Kyoto Protocol. We are identifying and initiating Clean Development Mechanism projects, as defined in the Kyoto Protocol, at a number of our South African mills. We are involved in drafting the South African position statement for the Copenhagen meeting on Climate Change.

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

        In Europe, we participate in various governmental worker accident and occupational health insurance programs. In Belgium and The Netherlands, these programs are funded by mandatory contributions by employers and employees. In Germany, we participate in a similar mandatory contribution scheme controlled by the German government, which permits employer and employee participation in its administration. In Austria and the United Kingdom, employee liability insurance is funded by the employer. In Finland, employment accidents insurance is funded by the employer while occupational health insurance is also funded partly by employees. In Switzerland, employee insurances of non-work accidents, work accidents and occupational diseases are funded by mandatory contributions by the employer. The administrative board of the assigned insurance consists of representatives of government, employers and employees. The safety and health issues are integrated into the management systems and all mills of Sappi Fine Paper Europe comply with health and safety legislation and are OHSAS 18001 certified.

        In South Africa, we must comply with a number of laws regulating workers' compensation for injuries and health and safety within the workplace, the most important of which is the Occupational Health and Safety Act and related regulations. Our South African businesses are audited every two years to evaluate compliance with this legislation. Seven of the eight mills, as well as Sappi Forests, are both OHSAS 18001:2007 and ISO 14001:2004 certified for health and safety management systems and environmental management systems, respectively.

ORGANIZATIONAL STRUCTURE

        Sappi Limited is the ultimate holding company of the Sappi Group. The following table sets forth significant subsidiaries and joint ventures owned directly or indirectly by Sappi Limited at September 2009.

Name	Trading Name	% Held	Country of Incorporation	Nature of Business
Southern Africa
Sappi Management Services (Pty) Ltd	Sappi Management Services	100	South Africa	Management services
Sappi Manufacturing (Pty) Ltd	Sappi Manufacturing or Sappi Forest Products or Sappi Fine Paper or Sappi Saiccor or Sappi Kraft or Sappi Forests or Sappi Waste Paper	100	South Africa	Pulp and paper manufacturer and forestry operations
Usutu Pulp Company Ltd	Sappi Usutu	100	Swaziland	Pulp manufacturer and forestry operations
America
S.D. Warren Company	Sappi Fine Paper	100	United States	Pulp and paper manufacturer
Sappi Cloquet LLC	Sappi Fine Paper	100	United States	Pulp and paper manufacturer
Europe
PE Paper Escrow GmbH	PE Paper Escrow	100	Austria	Finance
Sappi Alfeld GmbH	Sappi Fine Paper	100	Germany	Pulp and paper manufacturer
Sappi Austria Produktions-GmbH & Co. KG	Sappi Fine Paper	100	Austria	Pulp and paper manufacturer
Sappi Deutschland GmbH	Sappi Fine Paper	100	Germany	Sales and marketing
Sappi Ehingen GmbH	Sappi Fine Paper	100	Germany	Pulp and paper manufacturer

Name	Trading Name	% Held	Country of Incorporation	Nature of Business
Sappi Esus Beteiligungsverwaltungs GmbH	Sappi Fine Paper	100	Austria	Holding company
Sappi Europe S.A	Sappi Fine Paper	100	Belgium	European head office
Sappi Finland l Oy	Sappi Fine Paper	100	Finland	Pulp and paper manufacturer
Sappisure Försäkrings AB	Sappisure	100	Sweden	Captive Insurance company
Sappi Gratkorn GmbH	Sappi Fine Paper	100	Austria	Property company
Sappi Holding GmbH	Sappi Holding	100	Austria	Holding company
Sappi International S.A	Sappi International	100	Belgium	Treasury
Sappi Lanaken NV	Sappi Fine Paper	100	Belgium	Paper manufacturer
Sappi Lanaken Press Paper NV	Sappi Fine Paper	100	Belgium	Pulp and paper manufacturer
Sappi Maastricht B.V	Sappi Fine Paper	100	The Netherlands	Paper manufacturer
Sappi MagnoStar GmbH	Sappi Fine Paper	100	Austria	Property company
Sappi Nijmegen B.V.	Sappi Fine Paper	100	The Netherlands	Paper manufacturer
Sappi Papier Holding GmbH	Sappi Papier Holding or Sappi Fine Paper	100	Austria	Pulp and paper manufacturer Treasury and holding company
Sappi Schweiz AG	Sappi Fine Paper	100	Switzerland	Pulp and paper manufacturer
Sappi Stockstadt GmbH	Sappi Fine Paper	100	Germany	Pulp and paper manufacturer
Sappi Trading Pulp AG	Sappi Trading	100	Switzerland	Sales and marketing
Asia
Jiangxi Chenming Paper Co Ltd	Jiangxi Chenming	34	China	Operating Joint Venture

PROPERTY, PLANT AND EQUIPMENT

        For a description of the production capacity of our mills, see "Sappi Fine Paper" and "Sappi Forest Products".

        For a description of the plantations we own or have recently sold, see "Sappi Forest Products" and "Supply Requirements".

        For a description of our capital expenditures, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

        The following table sets forth the location and use of our principal headquarters, manufacturing and distribution facilities. These facilities are owned unless otherwise indicated.

Location	Use	Approximate Size(1)	Secured / Leased
Sappi Limited
Johannesburg, South Africa	Sappi Headquarters(2)	15,058 m2	Leased
Sappi Fine Paper
Sappi Fine Paper North America
Boston, Massachusetts	Headquarters(3)	3,245 m2	Leased
Skowhegan, Maine (Somerset mill)	Manufacturing facility: coated paper, softwood and hardwood pulp	1,076 ha	2014 Bond Collateral
Muskegon, Michigan	Manufacturing facility: coated paper and a warehouse	49.8 ha
Westbrook, Maine	Manufacturing facility: specialty and release paper and research and development facility Storage and shredding facility	123.4 ha

Location	Use	Approximate Size(1)	Secured / Leased
Cloquet, Minnesota	Manufacturing facility: coated paper and pulp(4)	433.8 ha	2014 Bond Collateral Partly Leased
Allentown, Pennsylvania	Coated paper sheeting facility	12.1 ha
Dayton, New Jersey	Distribution center(5)	5.7 ha	Leased
South Portland, Maine	Financial and customer service office(2)	4,500 m2	Leased
Sappi Fine Paper Europe
Brussels, Belgium	Headquarters(6)	0.4 ha	Leased
Gratkorn, Austria	Manufacturing facility: coated paper and pulp(10)	99.9 ha	2014 Bond Collateral Partly Leased
Maastricht, Netherlands	Manufacturing facility: coated paper and research and development facility	12.8 ha	2014 Bond Collateral
Nijmegen, Netherlands	Manufacturing facility: coated paper	10.7 ha	2014 Bond Collateral
Lanaken, Belgium	Manufacturing facility: coated paper and pulp	32.6 ha
Alfeld, Germany	Manufacturing facility: coated paper, uncoated paper and pulp	33.3 ha
Ehingen, Germany	Manufacturing facility: coated paper and pulp	35.7 ha
Blackburn, England	Manufacturing facility: coated paper	36.0 ha
Wesel, Germany	Distribution center(7)	62.1 ha	Partly Leased
Stockstadt, Germany	Manufacturing facility: coated paper, uncoated paper and pulp	60.2 ha
Biberist, Switzerland	Manufacturing facility: coated paper and uncoated paper	78.7 ha
Kangas, Finland	Manufacturing facility: coated paper	25.6 ha
Kirkniemi, Finland	Manufacturing facility: coated paper and pulp	186.9 ha	2014 Bond Collateral
Sappi Fine Paper South Africa
Enstra, South Africa	Manufacturing facility: uncoated paper and hardwood pulp(8)	582.7 ha	Partly Leased
Stanger, South Africa	Manufacturing facility: coated paper, tissue and bagasse pulp(8)	55.4 ha	Partly Leased
Adamas, South Africa	Manufacturing facility: uncoated paper and recycled packaging paper	7.2 ha
Sappi Forest Products
Johannesburg, South Africa	Headquarters(9)
Sappi Saiccor
Umkomaas, South Africa	Manufacturing facility: chemical cellulose(8)	159.4 ha	Partly Leased
Sappi Kraft
Ngodwana, South Africa	Manufacturing facility: linerboard, newsprint and kraft pulp	1,282.9 ha
Tugela, South Africa	Manufacturing facility: linerboard, corrugating medium, sackkraft and industrial kraft	914.4 ha
Cape Kraft, South Africa	Manufacturing facility: linerboard and corrugating medium	9.5 ha
Bunya, Swaziland (Usutu Pulp mill)	Manufacturing facility: kraft pulp	45.0 ha
Sappi Forests
Barberton, South Africa (Lomati Sawmill)	Sawmill	24.6 ha

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

(9)
Included under Sappi Limited headquarters.

(10)
Part of the Gratkorn mill is built on land leased from the Gratkorn municipality.

Sappi Plantations

Hectares
Owned by us in South Africa	371,000
Leased by us or managed directly in South Africa	10,000
Projects in South Africa (owned and managed by farmers that we indirectly manage through technical advice and support)	80,000
Leased by us in Swaziland	66,000

Total	527,000

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

        Our fiscal years operate on a 52 accounting week cycle, except every 6th fiscal year which includes an additional accounting week. Fiscal 2009, 2008 and 2007 operated on a 52 accounting week cycle.

Company and Business Overview

        We are a global company which through acquisitions in the 1990s has been transformed into one of the global market leaders in coated woodfree paper. Two acquisitions were pivotal in establishing us as a global company, namely the acquisition in 1994 of S.D. Warren Company, now known as Sappi Fine Paper North America, and the acquisition in 1997 of KNP Leykam, now integrated into Sappi Fine Paper Europe. The woodfree paper acquisitions have been integrated into a single woodfree paper business, which operates under the name Sappi Fine Paper. On December 31, 2008 we acquired the coated paper business of M-real Corporation now integrated in Sappi Fine Paper Europe. Further opportunities to grow within our core businesses will continue to be evaluated.

        Our group is organized into two operating segments: Sappi Fine Paper and Sappi Forest Products. We also operate a trading network, called Sappi Trading, for the international marketing and distribution of chemical cellulose and market pulp throughout the world and of our other products in areas outside our core operating regions of North America, Europe and southern Africa.

        Sales by source and destination for fiscal 2009, fiscal 2008 and fiscal 2007 were as follows:

	Sales by Source			Sales by destination
	2009	2008	2007	2009	2008	2007
	%
North America	24	28	28	24	29	29
Europe	54	46	45	48	40	39
Southern Africa	22	26	27	13	15	15
Far East and others	—	—	—	15	16	17

Total	100	100	100	100	100	100

        Sappi Fine Paper has a total paper production capacity of approximately 6 million tonnes per annum. Our group is one of the global market leaders in the coated paper business with a capacity of approximately 5.3 million tonnes of coated woodfree paper and coated mechanical paper per annum.

        On a historical basis our group was approximately 103% integrated for net pulp usage, and after including the Acquired Business our group is approximately 93% integrated on a net pulp basis. This means that while some facilities are market buyers of pulp and others are market sellers, in the aggregate we produce less pulp than we use. By region, the South African operations are net sellers of pulp, Sappi Fine Paper North America produces slightly more pulp than it uses and the European operations are approximately 44% integrated. The expansion of our Saiccor mill in South Africa increased pulp production by approximately 200,000 tonnes. Approximately 70% of the wood requirements of the South African businesses are from sources either owned or managed by us. Both the North American and European operations are dependent on outside suppliers of wood for their pulp production requirements.

Beneficial Shareholding by Region

        On November 5, 1998, our American Depositary Receipts commenced trading on the New York Stock Exchange. Based on available information, as of September 25, 2009 we believe beneficial shareholding by region is as follows:

	September
	2009	2008	2007
	%
North America	12	17	21
Europe & elsewhere	13	14	8
Southern Africa	75	69	71

	100	100	100

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

        The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact the business are:

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

        Because many of these factors are beyond our control and certain of these factors have historically been volatile, past performance is not necessarily indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Acquisitions, Expansions, Restructurings and Cost-reduction Initiatives

        We continually evaluate the performance of our assets by maintaining a focus on profitability and we actively manage our asset base on a regional basis, including closing non-performing assets and by pursuing an investment policy that is focused on high-return projects. Some of these recent developments include the following:

Acquisition of M-real Corporation's coated graphic paper business

        On December 31, 2008, we acquired the coated woodfree and coated mechanical paper business from M-real Corporation. See "Item 3—Key Information—Risk Factors—Risks Related to the Acquisition" and "—Mill Closures, Acquisitions, Dispositions, Impairment and Joint Venture".

Completion of the Sappi Saiccor expansion project

        In August 2006, we announced the expansion of the capacity at our Saiccor mill in South Africa, where chemical cellulose products are produced. The capacity of the mill was approximately 600,000 tonnes per annum. The expansion has increased capacity to approximately 800,000 tonnes per annum. Originally scheduled for completion in the first half of calendar 2008, the project was subject to delays and cost increases. The increased capacity came on-line in September 2008 and became fully operational in April 2009. As a result of the rapid decline in demand for chemical cellulose experienced since November 2008, we did not utilize all of the additional capacity initially and curtailed production in certain elements of the old plant while utilizing the new plant to improve efficiencies. Demand came back strongly in the latter half of the fiscal year, and the plant was operating at close to full capacity by the end of September 2009.

Blackburn and Muskegon mill closure and cessation of production from PM 5 at Maastricht mill

        In August 2008, we announced that we had undertaken a review of our European production activities in response to overcapacity and significant input cost pressure, and in accordance with our strategy of maintaining an efficient asset base. In that context, we reached an agreement with labor representatives at our Blackburn mill on September 22, 2008, pursuant to which the mill closed on November 12, 2008 as no buyer could be found before that date. Production at the Blackburn mill stopped on October 17, 2008. On December 19, 2008 we also ceased production from PM 5 at our Maastricht mill. As a result of the closure of our Blackburn mill and the cessation of production from PM 5 at our Maastricht mill, our coated woodfree paper capacity has been reduced by 180,000 tonnes. Profitable products have been moved to other facilities in Europe. In light of significantly lower global demand for coated woodfree paper products, we permanently ceased operations at the Muskegon mill on April 1, 2009, and announced the closure of the Muskegon mill on August 26, 2009. See "—Mill Closures, Acquisitions, Dispositions, Impairment and Joint Venture".

Cyclical Nature of the Industry and Movement in Market Prices, Raw Materials and Input Costs

        The markets for pulp and paper products are cyclical, with sales prices significantly affected by factors such as changes in industry capacity and output levels, customer inventory levels and changes in the world economy. The pulp and paper industry has often been characterized by periods of imbalances between supply and demand, causing prices to be volatile. Prices also vary significantly by geographic region and product. Coated woodfree paper, our core product used for many types of publications, is susceptible to the highly cyclical advertising market, a major driver in our business. See "—Markets" for a further discussion of the cyclical nature of the pulp and paper industry and movements in market prices. In addition, the purchase prices of many of the raw materials we use generally fluctuate in correlation with global commodity cycles. Other input costs, such as energy and fuel costs, vary depending on various factors, including local and global demand and seasonality. Worldwide economic conditions experienced a significant downturn during fiscal 2009, resulting in significant recessionary pressures and lower business and consumer confidence. As a result we experienced a slowing in demand in all our major markets and downward pressure on pricing in many markets, which has adversely affected our business, results of operations and financial condition.

Production curtailments and suspensions to address challenging market conditions

        During fiscal 2009, our business was adversely impacted by difficult global market conditions, resulting in a weak operating result. In light of these challenging market conditions and the continued lack of visibility about future market conditions, each of our operating businesses implemented production curtailments to minimize the impact of weak market conditions.

Sensitivity to Currency Movements

        The principal currencies in which our subsidiaries conduct business are the US dollar (US$), euro (€) and South African Rand (ZAR). See "—Currency Fluctuations".

Sensitivity to Inflation Rates

        Movements in inflation rates in the various regions in which we operate can affect our results. See "—Inflation and Interest Rates".

Markets

        The markets for pulp and paper products are cyclical, with sales prices significantly affected by factors such as changes in industry capacity and output levels, customer inventory levels and changes in the world economy. The pulp and paper industry has often been characterized by periods of imbalances between supply and demand, causing prices to be volatile. Prices also vary significantly by geographic region and product. Coated woodfree paper, our core product used for many types of publications, is susceptible to the highly cyclical advertising market, a major driver in our business.

Coated Woodfree Paper

        Coated woodfree paper demand from fiscal 2006 to fiscal 2008 increased due to the upswing in world economic growth and resultant increase in advertising activities. The increase in coated woodfree paper demand continued during the first half of fiscal 2008, but global demand started to decline during the remainder of fiscal 2008 due to a slowdown in the global economy. Coated woodfree paper demand declined rapidly in our major markets during the first 8 months of fiscal 2009 as major economies continued to slow down. Thereafter demand increased in line with normal seasonal trends. Demand however, remains below 2008 levels in both Europe and North America.

 Global Coated Woodfree Paper Market Balance

Source: EMGE

        The global demand to capacity ratio for coated woodfree paper increased to approximately 95% in fiscal 2007 and fiscal 2008, and subsequently declined to 82% in fiscal 2009. No increases in industry capacity in Europe and North America were discernible during this period, with companies reluctant to undertake major new capital projects in these regions due to the poor returns being achieved. Despite global overcapacity, high Asian demand growth rates and availability of funding led to significant coated woodfree paper capacity additions between fiscal 2000 and fiscal 2008 in Asia, particularly in China. Announced closures of coated woodfree paper production capacity of approximately 1.7 million tonnes in Europe positively affected the supply / demand balance in Europe during 2009, which balance was also adversely impacted by the economic slowdown.

        In total, North American apparent consumption declined by 7.2% in fiscal 2007. Apparent consumption further declined by 9% during fiscal 2008. Demand has declined by a further 25.8% in fiscal 2009 compared to fiscal 2008 largely as a result of the global economic recession. Coated woodfree paper prices in North America decreased during fiscal 2009 compared to fiscal 2008, with a decrease of approximately 4% in the grade that represents the largest end use of coated woodfree paper, Number 3 60lb rolls.

        In Europe, demand for coated woodfree paper was down by 16.9% in fiscal 2009 as compared to fiscal 2008. Demand grew by 1.4% in fiscal 2007 and was flat in fiscal 2008. Capacity utilization, including exports, was high in fiscal 2007 and fiscal 2008, but was substantially lower in 2009 despite capacity reductions announced and implemented in 2008 and 2009 as a result of the lower demand. Exports from Europe declined by 33% in fiscal 2009 compared to fiscal 2008 as a result of the global economic recession and the relative strength of the euro versus the US dollar.

        The graph below reflects apparent consumption for the United States and Europe. Apparent consumption is consumption as indicated by mill sales volumes, which ignores the impact of customer inventory and the reclassification of imports. The sales volume to customers is used as the indicator of demand, with the difference between apparent and real demand being the movement in inventories.

US and European Apparent Consumption of Coated Woodfree Paper

Source: AF&PA & Cepifine
United States short tons converted to tonnes

        The price history for benchmark coated woodfree grades in North America and Europe is shown in the following chart:

Benchmark Coated Woodfree Paper Prices for North America and Europe

Source: RISI (Resource Information System Inc).

        Prices are list prices. Actual transaction prices could differ.

Coated Woodfree Paper—North America

        Sappi Fine Paper North America's average price realized in fiscal 2009 decreased by US$ 55 per tonne, to US$ 1,016, as compared to fiscal 2008. These decreases were due to greatly reduced demand levels as a result of the global economic recession. Sappi Fine Paper North America's average price realized increased by US$ 68 per tonne to US$ 1,071 per tonne in fiscal 2008 compared to fiscal 2007 mainly due to a weaker US dollar, decreased supply and a sales and marketing strategy that was more focused on price levels.

        In September 2009, Sappi, together with NewPage Corporation, Appleton Coated LLC and the United Steelworkers of America (USW) filed antidumping and countervailing duty petitions covering imports of certain coated papers from the People's Republic of China and Indonesia. Sappi and the other petitioners seek to have the U.S. Department of Commerce ("Commerce") and the U.S. International Trade Commission (the "ITC"), the agencies responsible for investigating unfair trade practices, impose duties to offset Chinese and Indonesian government subsidization and dumping. The paper products covered by the petition include coated paper used in high quality writing, printing and other graphic applications using sheet-fed presses in finished sheet form, with a GE brightness rating of 80 or higher. On November 6, 2009, the ITC made a preliminary determination that imports from China and Indonesia caused injury to United States paper producers. Commerce is expected to issue preliminary determinations in the countervailing duty and antidumping duty cases in February 2010 and March 2010 respectively, although these timeframes can be extended.

Coated Woodfree Paper—Europe

        Prices in Europe, in the local currency, increased in fiscal 2009 (€ 717 per tonne) compared to fiscal 2008 (€ 709 per tonne), mainly due to capacity closures and consolidation in the market. Prices in Europe, in the local currency, decreased in fiscal 2008 (€ 709 per tonne) compared to fiscal 2007 (€ 722 per tonne), mainly due to competitive import price pressure and changes in product mix. Sales prices in Europe are impacted by the movement in the US$ / euro exchange rate as explained in more detail in the analysis of sales development by region contained in "Operating and Financial Results—Sales".

Coated Mechanical Paper—Europe

        European deliveries of coated magazine paper decreased by 25% in fiscal 2009 compared to fiscal 2008, while average market prices for coated magazine paper in Europe remained flat year on year. In fiscal 2008, deliveries by producers of coated magazine paper increased by approximately 1.5% compared to fiscal 2007. The price development in Europe was favorable for coated magazine paper, increasing by 4.4% compared to fiscal 2007.

Pulp

        The average NBSK prices for fiscal 2009, fiscal 2008 and fiscal 2007 were US$ 650, US$ 876 and US$ 764 per tonne, respectively. High pulp demand during fiscal 2007 resulted in the continued increase of pulp prices. The pulp demand during the latter part of fiscal 2007 and for most of fiscal 2008 remained high as none of the usual seasonal decreases occurred. Pulp demand and prices started decreasing during the latter part of fiscal 2008 and continued decreasing until March 2009, when demand started to increase along with pulp prices.

        Since we sell roughly as much pulp as we purchase, fluctuations in market pulp prices have a marginal direct impact on our overall profitability. At a divisional level, pulp prices do, however, affect profitability since Sappi Fine Paper Europe is a net buyer of hardwood pulp and Sappi Forest Products and Sappi North America are net sellers of hardwood pulp.

        The price of NBSK and Bleached Hardwood Kraft pulp (BHKP) is depicted in the following chart:

Pix Benchmark Pulp Prices

Source: PIX (Index from Foex Indexes Ltd)

        Chemical cellulose accounts for the majority of our third-party pulp sales. The chemical cellulose produced at our Saiccor mill in South Africa is used principally as an input in the production of various textiles and acetate flake used in the manufacturing of acetate tow for cigarette filter tips. The movement in price of certain chemical cellulose grades is linked to the price of NBSK. Higher technical specifications allow chemical cellulose to typically trade at a premium to NBSK. BHKP generally sells at a lower price than NBSK. We maintained volumes during fiscal 2006 and fiscal 2007. While demand for chemical cellulose remained strong during fiscal 2008, sales during that period were at a lower level as compared to the prior year, primarily as a result of a shortfall in production volumes. Starting in November 2008 we experienced a rapid decline in demand for chemical cellulose which reversed in March 2009 and by the end of fiscal 2009 the Saiccor mill was operating at close to full capacity. Prices in US dollar steadily increased year on year from fiscal 2006 to fiscal 2008. NBSK prices have declined from US$ 863 per metric tonne at the end of fiscal 2008 to US$ 577 per metric tonne in March 2009, and have subsequently increased to US$ 753 per metric tonne by the end of October 2009.

        Significant competitive sources of chemical cellulose supply were recently removed from the industry when Weyerhauser closed its 140,000 tonnes per annum Cosmopolis plant in September 2006 and the RGM mill (180,000 tonnes per annum) in Indonesia (P.T. Toba) converted production from chemical cellulose to paper grade pulp in May 2008. In addition the Baikalsk mill in Russia (90,000 tonnes per annum) switched to producing unbleached kraft pulp during 2008 and the Borregaard mill in Switzerland (120,000 tonnes per annum) closed in December of 2008. These closures are balanced by the start-up of an additional 250,000 tonnes per annum by the Bahia pulp mill in Brazil, the conversion of the AV Nackawic mill in Canada to chemical cellulose (180,000 to 200,000 tonnes per annum) and the increase in capacity at our Saiccor mill by 200,000 tonnes per annum.

Currency Fluctuations

        The principal currencies in which our subsidiaries conduct business are the US dollar (US$), euro (€) and South African Rand (ZAR). Although the reporting currency is the US$, a significant portion of the Group's sales and purchases are made in currencies other than the US$. In Europe and North America, sales and expenses are generally denominated in euro and US$, respectively; however, pulp purchases in Europe are primarily denominated in US$. In South Africa, costs incurred are generally denominated in ZAR, as are local sales. Exports from the South African businesses to other regions, which in local currency represented approximately 44% of net sales in fiscal 2009 (fiscal 2008: 43%; fiscal 2007: 47%), are denominated primarily in US$.

        The appreciation of the ZAR or the euro against the US$ tends to diminish the value of exports from South Africa and Europe in local currencies, while depreciation of these currencies against the US$ has the opposite impact. Since expenses are generally denominated in local currencies, the depreciation of the US$ has a negative effect on gross margins on exports and such domestic sales which are priced relative to international US$ prices. The appreciation of the US$ has the opposite impact. In North America, the depreciation of the US$ against the euro or Asian currencies has a positive effect on sales volumes and margins, due to high levels of imports of coated woodfree paper in the market, which are adversely affected by such depreciation, and the favorable impact on exports of coated woodfree paper and release paper. The Group's consolidated financial position, results of operations and cash flows may be materially affected by movements in the exchange rate between the US$ and the respective local currencies to which subsidiaries are exposed. The principal currencies in which subsidiaries conduct business that are subject to the risks described in this paragraph are the euro and ZAR. The following table depicts the average and year end exchange rates for the ZAR and euro against the US$ used in the preparation of our financial statements in fiscal 2009, fiscal 2008 and fiscal 2007:

	Average rates			Closing rates
Exchange rates	2009	2008	2007	2009	2008	2007
ZAR / US$	9.0135	7.4294	7.1741	7.4112	8.0751	6.8713
US$ / EUR	1.3657	1.5064	1.3336	1.4688	1.4615	1.4272

Exchange Rate Trends

Source: Thomson Reuters
US$ 1 = ZAR, EUR 1 = US$.

        The profitability of certain of our South African operations is directly dependent on the ZAR proceeds of their US$ exports. Prices in the local South African market are also influenced by pricing of foreign currency imports.

        The translation of our annual results into the reporting currency (US$) from local currencies tends to distort comparisons between fiscal periods due to the volatility of currency exchange rates. The euro weakened somewhat against the US$ to an average of US$ 1.37 / euro in fiscal 2009 (from an average of US$ 1.51 / euro in fiscal 2008 and an average of US$ 1.33 / euro in fiscal 2007). The ZAR weakened against the US$ to an average of ZAR 9.01 / US$ in fiscal 2009 (from an average of ZAR 7.43 / US$ in fiscal 2008 and an average of ZAR 7.17 / US$ in fiscal 2007). The impact of these currency movements reduced reported sales in US$ by US$ 547 million for fiscal 2009 compared to fiscal 2008 and increased reported sales by US$ 259 million in fiscal 2008 and US$ 61 million in fiscal 2007. The impact of currency translation effects on our results of operations are described in "Operating Results—Sales" and "Operating expenses".

Inflation and Interest Rates

        The graph below summarizes the South African inflation and interest rates, as well as the South African Reserve Bank lending rate (repo rate).

South African Inflation and Interest Rates

Source: Nedbank

        In the United States and Europe inflation rates were relatively stable until 2008, and accordingly had a lesser impact on our North American and European businesses. In view of the global financial and economic crisis inflation rates declined sharply starting in late calendar 2008 and continued declining in calendar 2009. At the same time short term interest rates declined, as central banks reacted to the sharp decline in economic activity. The table below depicts the fiscal period average United States three month Libor.

United States 3 Month Average Libor

        The fiscal period average three-month Euribor interest rate in Europe is depicted below. The low short-term interest rates in the United States and Europe continue to represent a significant interest rate differential when compared to South Africa's 7% repurchase rate as determined by the South African Reserve Bank, and could result in further short-term strengthening of the ZAR.

        With regard to interest rate and currency swaps, hedge accounting is permitted when the hedging relationship between the hedging instrument and the underlying debt meets the relevant requirements of IFRS. For example, the Group has entered into a hedging relationship to swap the fixed rate on one of its US$ public bonds to a euro fixed rate, and to swap the US$ portion of the bonds to euro.

European 3 Month Euribor

        The group is exposed to interest rate risk as it borrows funds at both fixed and floating interest rates. The group monitors market conditions and may utilize approved interest rate derivatives to alter the existing balance between fixed and variable interest rate loans in response to changes in the interest rate environment. Hedging of interest rate risk for periods greater than one year is only allowed if income statement volatility can be minimized by means of hedge accounting, fair value accounting or other means. As at September 2009 no fixed to floating interest rate swaps were in place.

        The group has a current policy of not hedging translation risks. The South African and European operations use the ZAR and the euro as their respective functional currencies. Any translation of the value of these operations into US$ results in foreign exchange translation differences as the ZAR and the euro exchange rates move against the US$. These changes are booked to the foreign currency translation reserve via other comprehensive income. Borrowings taken up in a currency other than the functional currency of the borrowing entity are specifically hedged with financial instruments, such as currency swaps and forward exchange contracts.

        For further information, see note 30 to our Group Annual Financial Statements included elsewhere in this Annual Report for a detailed explanation.

South African Economic and Political Environment

        Sappi Limited is a public company incorporated in South Africa. We have significant operations in South Africa, which accounted for 22% of our net sales in fiscal 2009, 26% of our net sales in fiscal 2008 and 27% of our net sales in fiscal 2007. See "Operating Results—Overview" for the proportion of South African operating profit to total profit.

        South Africa features a highly developed, sophisticated "first world" infrastructure at the core of its economy. Econometrix, a provider of economic analysis and forecasting for the South African economy, forecasts the South African GDP to contract by 2.2% in calendar 2009 and grow by 2.1% in calendar 2010. South Africa's long-term foreign currency investment ratings have remained constant over the last year at Baa1 from Moody's Investor Services, Inc. and at BBB+ from Standard & Poor's Rating Service (S&P). In October 2009, exchange control regulations were relaxed by increasing the offshore investment allowance for individuals from ZAR 2 million to ZAR 4 million and for businesses from ZAR 50 million to ZAR 500 million per company per annum. From November 2009, the limit on advance payments for committed imports was abolished and the 180 day rule regarding the compulsory conversion of foreign currency held in CFC (customer foreign currency) accounts into the local currency by businesses was abolished. See "Item 10—Additional Information—Exchange Controls".

        South Africa completed 15 years of democracy in calendar 2009; however, the country continues to face challenges in overcoming substantial differences in levels of economic and social development among its people. Access to land, poverty, unemployment, crime and a growing prevalence of HIV / AIDS are some of the social and economic factors that affect businesses operating in this country.

        The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. This process is expected to continue for many years. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues. To date we have been notified of 67 formal land claims against us, of which 30 are in Mpumalanga and 37 are in KwaZulu-Natal. Three of these claims are in the process of being settled in KwaZulu-Natal. The remaining claims have not been finalized and are still under investigation by the Regional Land Claims Commissioner.

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

        Our HIV / AIDS response strategy places special emphasis on testing and counseling to ensure that staff is informed with regard to their HIV / AIDS status to enable them to make informed decisions as to their life choices. Since August 2002, our medical care for employees has included treatment to prevent mother to child transmission. Anti-retroviral treatment has been offered to HIV-infected permanent employees from the beginning of 2003. We have also extended our voluntary counseling and testing (VCT) programs, and are offering an HIV test to every employee who visits the clinics for a medical examination. We estimate that approximately 56% of our employees that are HIV / AIDS positive participate in our HIV / AIDS management programs, which is an improvement on the prior year's participation rate (50%).

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

        The Forest Sector Charter was gazetted in June 2009 as the "Forest Sector Code". This Charter applies to all enterprises involved with commercial forestry and the first level processing of wood products. Our southern African businesses are signatories to this charter via their membership of both Forestry South Africa (FSA) and the Paper Making Association of South Africa (PAMSA). This charter sets the objectives and principles for BBBEE, and includes the scorecard and targets to be applied within the industry, as well as certain undertakings by government and the private sector (or South African forestry companies) to assist the forestry industry to achieve its BBBEE targets. With effect from calendar 2010, our South African business will be evaluated against the Forest Sector's BBBEE scorecard. Until then, it will continue to be evaluated against the generic BBBEE scorecard published by the Department of Trade and Industry.

        In February 2007, the BBBEE scorecard as set out in the Codes of Good Practice published by the Department of Trade and Industry was streamlined and simplified without affecting their intended objectives. Our South African businesses' BBBEE scorecard was evaluated in December 2007, and achieved a score of 41 points with an overall BBBEE status of a "level seven contributor" (B rating) and a preferential procurement recognition level of 50%. In July 2009 Empowerdex, an independent BBBEE certification agency, undertook the annual verification of the South African businesses' BBBEE scorecard, and we achieved a score of 54 points and an overall BBBEE status of a "level six contributor" (BB rating) and a preferential procurement recognition level of 60%. As a result, 60% of the value of all purchases from our South African businesses qualify as preferential procurement spend in a customer's BBBEE scorecard. Revised BBBEE targets have been set for 2010 and 2013.

        We will consider and are exploring empowerment transactions that may involve the sale of shares in Sappi Limited or subsidiaries to empowerment partners that meet our empowerment criteria. Such transactions could require vendor funding or guarantees or other support to be given by Sappi in respect of third party funding to the empowerment partners and could result in an accounting charge under IFRS.

        The representation of Black people, particularly Black women, in management and all levels of employment within the company is a focus within the organization, driven by employment equity targets set in each occupational category. Skills development initiatives, particularly programs aimed at improving management and leadership skills, are geared to meet these targets. Where practical, we purchase goods and services from Black-owned businesses and seek opportunities to develop future Black vendors. We are committed to the support of our Project Grow, which is an initiative with local communities using their land for plantations while training them in the core principles of forestry management. This is achieved through financial and technical input, as well as by providing a secure market during the start-up phase of these small tree farming enterprises. This initiative has been extended to encourage aspirant tree farmers who wish to undertake forestry activities on a larger scale consistent with the government's strategy of promoting forestry as a means of sustainable livelihood in rural areas. We have a number of enterprise development initiatives and have established programs to train new entrepreneurs. These initiatives involve the transfer of business skills, technical assistance, financial support and preferential payment terms to assist new enterprises to enter the market. We have a history of investment in the communities in which we operate. Initiatives to promote education, health and welfare, arts and culture, and rural and community development, amongst others, are regularly undertaken.

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

        For further information, see "Item 4—Information on the Company—History and Development of the Company" and "Item 3—Key Information—Risk Factors".

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

        The operations of the Group are organized into two main business segments and Corporate:

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

  III.
  Corporate includes attributable profit from our Chinese joint venture plus all other non-manufacturing and trading sectors of the business not included above.

        The analysis and discussion which follows should be read in conjunction with our Annual Financial Statements included elsewhere in this Annual Report.

        The key indicators of the Group's operating performance include sales and operating profit. Operating profit represents sales after operating expenses, which are comprised of cost of sales, selling, general and administrative expenses, other operating expenses (income) and share of (profit) loss from associates and joint ventures. As described in more detail in the discussion and analysis which follows, the key components of the Group's operating expenses can be characterized as variable costs (primarily variable manufacturing costs) or fixed costs (the fixed cost components of cost of sales and selling, general and administrative expenses).

        Cost of sales is comprised of:

  •
  variable costs, which include raw materials, energy and other direct input costs, including:

  •
  wood;

  •
  energy;

  •
  chemicals;

  •
  pulp;

  •
  delivery charges; and

  •
  other variable costs;

  •
  fixed costs, which include:

  •
  employment costs allocated to cost of sales;

  •
  depreciation expense allocated to cost of sales; and

  •
  maintenance;

  •
  fair value adjustment on plantations, representing an accounting fair value adjustment of the timber assets of the Forestry operation of Forest Products, which is mainly impacted by timber selling prices, costs associated with standing timber values, costs of harvesting and delivery, the estimated growth rate or annual volume changes in the plantations and discount rates applied; and

  •
  other overheads.

        Selling, general and administrative expenses are comprised of:

  •
  employment costs not allocated to cost of sales;

  •
  depreciation expense not allocated to cost of sales;

  •
  marketing and selling expenses;

  •
  administrative and general expenses; and

        Other operating expenses (income) are comprised of:

  •
  net asset impairment (reversal);

  •
  (profit) loss on sale and write-off of property, plant and equipment;

  •
  restructuring provisions raised (released) and closure costs; and

  •
  alternative fuel tax credits in the United States.

  Overview

        This overview of the Group's operating results is intended to provide context to the discussion and analysis which follow. General trends are being highlighted here, with a detailed discussion and analysis in separate sections below. The Group's results reflect the Acquired Business from December 31, 2008, the date of the closing of the Acquisition, as further specified in note 34 to our Group Annual Financial Statements for fiscal 2009, included elsewhere in this Annual Report. The Acquired Business contributed sales of US$ 890 million, a net operating profit of US$ 33 million and a net profit of US$ 38 million (including US$ 41 million discount on the early repayment of the M-real vendor loan notes) to the Group for the period from the Acquisition to the end of fiscal 2009.

        The key indicators of the Group's operating performance are:

Key figures	2009	2008	2007
	US$ million (except for share amounts)
Sales	5,369	5,863	5,304
Operating (loss) / profit	(73)	314	383
Basic (loss) / earnings per share (US cents)	(37)	28	56

        The factors impacting operating profit and which are discussed in greater detail below, are as follows:

Operating Profit Analysis (US$ million)

        Segment contributions to operating profit were as follows:

Operating (Loss) / Profit	2009	2009 vs. 2008	2008	2008 vs. 2007	2007
	(US$ million)
Fine Paper
North America	53	(39)	92	70	22
Europe	(67)	(3)	(64)	(152)	88
South Africa	(3)	(9)	6	(3)	9

Total Fine Paper	(17)	(51)	34	(85)	119
Forest Products	(52)	(325)	273	9	264
Corporate	(4)	(11)	7	7	—

Total	(73)	(387)	314	(69)	383

  Comparing fiscal 2009 with fiscal 2008

        Operating profit declined from US$ 314 million in fiscal 2008 to a loss of US$ 73 million for fiscal 2009. This significant decline was mainly due to declines in sales volumes and selling prices in the Group's major markets, which were driven by decreased demand for all major products.

        Operating profit in fiscal 2009 was adversely affected by a plantation fair value price adjustment (US$ 67 million), restructuring charges (US$ 34 million), and impairment charges (US$ 79 million), which were partly offset by alternative fuel tax credits earned in North America (US$ 87 million). The restructuring charges relate to the closure of the Muskegon mill while the impairment charges represent the impairment of the coated mechanical paper business unit in Europe reflecting weak market conditions. We believe that highlighting these individual items benefits the investor in the further understanding our financial operating performance.

  Comparing fiscal 2008 with fiscal 2007

        Our operating profit declined from US$ 383 million in fiscal 2007 to US$ 314 million in fiscal 2008. The operating profit in fiscal 2008 was adversely affected by impairment charges (US$ 119 million) and restructuring charges (US$ 41 million), which were partly offset by a favorable plantation fair value price adjustment (US$ 120 million). The impairment and restructuring charges relate to the closure of the Blackburn mill and PM 5 at Maastricht, as well as the impairment of the Usutu mill in southern Africa. We believe that highlighting these individual items benefits the investor in the further understanding our financial operating performance.

        Movements in the sales, variable cost and fixed cost components of operating profit are explained below. Items not dealt with in separate sections are as follows:

        Plantation price fair value:    This relates to an accounting fair value adjustment of the timber assets of the Forestry operation of Forest Products. This fair value adjustment is mainly impacted by timber selling prices, cost associated with standing timber values and harvesting and delivery, and discount rates applied. The parameters applied are all market related. The impact was negative US$ 67 million in fiscal 2009, positive US$ 120 million in fiscal 2008 and positive US$ 54 million in fiscal 2007.

        Impairment and restructuring charges:    In fiscal 2009 operating profit was negatively impacted by the impairment of the coated mechanical paper business unit in Europe (US$ 74 million) and the impairment of the Forest Products Usutu mill (US$ 5 million). The restructuring charges of US$ 34 million relate mostly to the closure of the Muskegon mill in the United States. In fiscal 2008 operating profit was negatively impacted by the restructuring of the Sappi Fine Paper Europe operations with the closure of Blackburn mill (US$ 62 million) and PM 5 at Maastricht (US$ 16 million), and the impairment of the Forest Products Usutu mill (US$ 37 million). In total, the impairment charges in fiscal 2008 were US$ 119 million and restructuring charges were US$ 41 million.

        Fire and Flood Damage:    During fiscal 2008 and fiscal 2007 Forest Products experienced devastating fires across a wide area of afforested land and some flooding at Saiccor mill. The cost of these damages was US$ 11 million, US$ 11 million and US$ 17 million in fiscal 2009, fiscal 2008 and fiscal 2007 respectively.

        Alternative fuel mixture tax credits:    The U.S. Internal Revenue Code provides a tax credit to taxpayers for the use of alternative fuel mixtures. In order to benefit from this tax provision, in 2009 we began to use an alternative fuel mixture containing diesel fuel and "black liquor", a by-product of pulp production, at our Somerset and Cloquet mills. The credit, equal to 50 US cents per gallon of alternative fuel contained in the mixture, is refundable to the taxpayer. During the second calendar quarter of 2009, we were approved by the IRS as an alternative fuel producer. During the fiscal year, the Company has filed claims for alternative fuel mixture credits covering eligible periods subsequent to February 2009 totaling US$ 87million, net of fees and expenses and has received US$ 65 million in cash. The tax credit related to this type of fuel mixture is scheduled to expire on December 31, 2009.

        Sale of Nash:    The Sappi Fine Paper Europe Nash mill was closed in May 2006 and the operations were transferred to other operations in the Group. The mill property was sold during fiscal 2007, and a profit of US$ 26 million was realized.

Sales

  Group

        An analysis of sales movements in fiscal 2008 and 2009 is presented below:

Sales Volume	2009	Change 2009 vs. 2008	2008	Change 2008 vs. 2007	2007
	Metric Tonnes ('000)
Fine Paper
North America	1,274	(279)	1,553	47	1,506
Europe*	2,956	410	2,546	53	2,493
South Africa	305	(34)	339	(11)	350

Total Fine Paper	4,535	97	4,438	89	4,349

Forest Products
Pulp & Paper	1,355	(64)	1,419	(65)	1,484
Forestry	817	(177)	994	(36)	1,030

Total Forest Products	2,172	(241)	2,413	(101)	2,514

Total	6,707	(144)	6,851	(12)	6,863

Sales Value	2009	Change 2009 vs. 2008	2008	Change 2008 vs. 2007	2007
	(US$ million)
Fine Paper
North America	1,295	(369)	1,664	153	1,511
Europe*	2,895	175	2,720	333	2,387
South Africa	318	(62)	380	22	358

Total Fine Paper	4,508	(256)	4,764	508	4,256

Forest Products
Pulp & Paper	806	(217)	1,023	44	979
Forestry	55	(21)	76	7	69

Total Forest Products	861	(238)	1,099	51	1,048

Total	5,369	(494)	5,863	559	5,304

*
Includes 9 months contribution of the Acquired Business.

        The main factors impacting sales are volume, price, product mix and currency exchange rate changes. The South African and European businesses transact in ZAR and euro respectively, but the results of their operations are translated into US$ for reporting purposes. The movement in the exchange rate from local currency to US dollars during the periods of high volatility significantly impacts reported results from one period to the next. Movements in exchange rates impacted sales negatively by US$ 547 million in fiscal 2009 and positively in fiscal 2008 by US$ 259 million. An analysis of the drivers of sales movements is presented below:

Sales Variance Analysis	2009 vs. 2008	2008 vs. 2007
	(US$ million)
Exchange rate effect	(547)	259
Volume change effect	(123)	(9)
Price and product mix effect	176	309

Total	(494)	559

  Comparing fiscal 2009 with fiscal 2008

        The decrease of 8% in sales from US$ 5,863 million in fiscal 2008 to US$ 5,369 million in fiscal 2009 was the result of the large negative currency translation effect on translation of the sales of our European and South African businesses into US dollars and a decline in sales volume, offset to some extent by a relatively higher priced product mix for the group after the Acquisition.

        The average exchange rate of the US dollar was stronger versus the euro in 2009 than in 2008 (euro / USD 1.37 compared to euro/USD 1.51 in 2008). This difference in translating the sales of our European business had a US$ 298 million negative impact on the group's sales in US dollars. The stronger US dollar versus the South African Rand (ZAR / USD 9.01 in 2009 compared to ZAR / USD 7.43 in 2008) had the effect of reducing the Sales of the South African divisions in US dollars compared to fiscal 2008 by US$ 249 million.

        Average selling prices realized by the Group in fiscal 2009 were 6% lower in US dollar terms than the average selling prices realized in fiscal 2008, mainly as a result of a sharp decline in pulp prices. The average NBSK price in fiscal 2009 decreased by 26% relative to the prior year. Selling prices for paper products in local currency terms were lower than fiscal 2008 for some of our major product groups as discussed in "Item 5—Business Overview—Markets" and further on in this section where we discuss our sales by region.

        In fiscal 2009, sales volume for the Group declined by approximately 16% (excluding the sales volume of the Acquired Business of approximately 926,000 tonnes) compared to fiscal 2008, as a result of a decline in demand for coated paper and pulp in the Group's major markets. Actual sales volumes, including the Acquired Business, were approximately 98% of volumes for fiscal 2008.

  Comparing fiscal 2008 with fiscal 2007

        Sales for fiscal 2008 were US$ 5,863 million, an increase of 11% from fiscal 2007. This increase was driven by increased selling prices in our North American and southern African businesses and a large positive currency translation impact.

        Average selling prices realized by the Group in fiscal 2008 were 11% higher in US dollar terms than the average selling prices realized in fiscal 2007, mainly as a result of an increase in pulp prices and US coated paper prices. The average NBSK price increased by 15% in fiscal 2008 compared to fiscal 2007.

        In fiscal 2008, sales volume for the Group was approximately at the same level when compared to fiscal 2007.

  Sappi Fine Paper North America

  Comparing fiscal 2009 with fiscal 2008

        Sales volume in fiscal 2009 declined by 18% compared to fiscal 2008 due to a significant weakening in demand for coated paper and pulp. The decline in demand was the result of a severe reduction in economic activity and a resulting decline in demand for advertising (a major driver for coated woodfree paper consumption). Average selling prices decreased from US$ 1,071 / tonne in fiscal 2008 to US$ 1,016 / tonne in fiscal 2009.

  Comparing fiscal 2008 with fiscal 2007

        Improving market conditions, particularly the reduction of imports from Asia, allowed Sappi Fine Paper North America to improve its market share thereby increasing volumes and achieving price increases in fiscal 2008. The average price realized in fiscal 2008 increased to US$ 1,071 / tonne from US$ 1,003 per tonne in fiscal 2007.

  Sappi Fine Paper Europe

  Comparing fiscal 2009 with fiscal 2008

        Market conditions were exceptionally weak during fiscal 2009 compared to the fiscal 2008 year. In fiscal 2009, sales volumes, including the Acquired Business, were approximately 116% of the sales volume for fiscal 2008. Volumes excluding the Acquired Business declined by approximately 20% compared to the 2008 fiscal year, as a result of a decline in demand for coated paper in the region's major markets.

        Average selling prices realized in US dollar terms in fiscal 2009 were US$ 979 per tonne compared to US$ 1,068 per tonne for fiscal 2008. This reduction in US dollar price realization was due to the strengthening of the US dollar against the euro from an average of US$1.51 / euro for fiscal 2008 to US$1.37 / euro for fiscal 2009. Average realized prices in euro terms increased from € 709 per tonne in 2008 to € 717 per tonne in fiscal 2009.

  Comparing fiscal 2008 with fiscal 2007

        Demand for coated paper products was at a similar level during fiscal 2008 compared to the fiscal 2007 year, although market conditions did start worsening towards the end of the fiscal year, in line with worsening economic conditions. In fiscal 2008, sales volume improved by approximately 2% compared to fiscal 2007.

        Average selling prices realized in US dollar terms for fiscal 2008 were US$ 1,068 per tonne compared to US$ 957 per tonne for fiscal 2007. This increase in US dollar price realization was due to the weakening of the US dollar against the euro from an average of US$1.33 / euro for fiscal 2007 to US$1.51 / euro for fiscal 2008. Average realized prices in euro terms decreased from € 718 per tonne in fiscal 2007 to € 709 per tonne in fiscal 2008. Coated selling prices in Europe have been under pressure since fiscal 2005 due to strong competition for market share, excess production capacity in the market and the weakening of the US$ against the euro. The US$ on average weakened to US$ 1.51 / euro in fiscal 2008 from US$ 1.33 / euro in fiscal 2007. Restructuring and industry consolidation actions during 2008 in Europe contributed to addressing the capacity imbalance which is adversely impacting the pricing power of the industry.

  Sappi Fine Paper South Africa

  Comparing fiscal 2009 with fiscal 2008

        Sales decreased in US dollar terms by 16% in fiscal 2009 compared to fiscal 2008 mainly due to the weakening of the Rand against the US dollar from an average of ZAR7.43 / US$ in fiscal 2008 to ZAR9.01 / US$ in fiscal 2009. Sales in local currency terms increased by 2%, despite a 10% decline in sales volume. Average selling prices increased by 13% in ZAR terms compared to fiscal 2008. Selling prices were under pressure towards the end of the year due to increased import competition as the Rand started strengthening against the US dollar.

  Comparing fiscal 2008 with fiscal 2007

        Sales increased in US dollar terms by 6% in fiscal 2008 compared to fiscal 2007 mainly due to increased average selling prices of 13% in ZAR terms and 10% in US dollar terms compared to fiscal 2008, despite a 3% decline in sales volume. Sales in fiscal 2008 in local currency terms increased by 2% compared to fiscal 2007.

  Forest Products

  Comparing fiscal 2009 with fiscal 2008

        Sales, in US dollar terms, from our pulp and paper products division declined by 21% in fiscal 2009 compared to fiscal 2008 due to a 5% reduction in sales volume and a significant reduction in chemical cellulose export selling prices which are labeled in US dollars. We experienced a strong decline in demand for chemical cellulose products as market conditions were significantly worse than during fiscal 2008, due to the global economic slow down. A major determinant of sales and sales pricing in the Forest Products businesses is the NBSK market price. The average NBSK price declined by 26% from US$ 876 per metric tonne for fiscal 2008 to an average of US$ 650 per metric tonne for fiscal 2009.

        Local sales benefited from the weaker Rand to the US dollar during the first half of fiscal 2009, which reduced import substitution and improved local pricing. The Rand strengthened against the US dollar towards the end of the year, increasing competition from imports and placing pressure on local product prices.

        Timber volumes at Forest Products declined as the business reduced external sales in order to supply the increased timber requirement of the Saiccor mill after the expansion.

  Comparing fiscal 2008 with fiscal 2007

        Sales from our pulp and paper products division increased by 5% in US dollar terms and 8% in Rand terms in fiscal 2008 compared to fiscal 2007 despite a 4% reduction in sales volume. This increase was due to increased selling prices for all our major products, particularly our chemical cellulose. A major determinant of sales and sales pricing in the Forest Products businesses is the NBSK market price. The average NBSK price increased by 15% from US$ 764 per metric tonne for fiscal 2007 to an average of US$ 876 per metric tonne for fiscal 2008.

        Timber volumes at Forest Products declined as the business reduced external sales in order to build timber inventories in anticipation of a larger timber supply required by the Saiccor mill after its capacity expansion.

  Operating expenses

        In the analyses which follow, cost per tonne has been based on sales tonnes. An analysis of the Group operating expenses is as follows:

Operating Costs	2009	Change 2009 vs. 2008	2008	Change 2008 vs. 2007	2007	US$ / Tonne
	(US$ million)
Variable Costs
Delivery	454	(55)	509	56	453	66
Manufacturing	2,868	(205)	3,073	388	2,685	391

Total Variable Costs	3,322	(260)	3,582	444	3,138	457
Fixed Costs	1,970	51	1,919	111	1,808	263
Price Fair value plantation	67	187	(120)	(66)	(54)	(8)
Impairment	79	(40)	119	117	2	—
Restructuring	34	(7)	41	48	(7)	(1)
Fuel tax credit	(87)	(87)	—	—	—	—
Profit on sale of Nash	—	—	—	26	(26)	(4)
Fire, flood, storm and related events	11	—	11	(6)	17	2
Sundry income / (loss)	7	13	(6)	(29)	23	3
Other	39	36	3	(17)	20	3

Total	5,442	(107)	5,549	628	4,921	716

        See "Operating Results—Overview" for the line items plantation fair value pricing adjustment, impairment, alternative fuel tax credit, restructuring, profit on sale of the Nash mill and fire and flood damage. Variable and fixed costs are analyzed in more detail below.

  Variable manufacturing costs

Group

        The table below sets out the major components of the Group's variable manufacturing costs.

	2009			2008			2007
Variable Manufacturing Costs	Costs	US$ / Tonne	Change 2009 vs. 2008	Costs	US$ / Tonne	Change 2008 vs. 2007	Costs	US$ / Tonne
	(US$ million)
Wood	663	99	(59)	722	105	87	635	93
Energy	584	87	26	558	81	120	438	64
Pulp(1)	543	81	(159)	702	102	79	623	91
Chemicals	868	129	(67)	935	136	259	676	98
Other	210	31	54	156	23	(157)	313	45

Total	2,868	428	(205)	3,073	449	388	2,685	391

(1)
Pulp includes only bought-in fully bleached hardwood and softwood.

        Variable manufacturing costs relate to costs of inputs which vary directly with output. Other costs relate to inputs such as water, fillers, bought-in pulp (other than fully bleached hardwood and softwood) and consumables. The Group's variable costs are impacted by sales volume, exchange rate impacts on translation of our European and South African businesses into US dollars, and the underlying costs of inputs. In the analysis and discussion of variable costs, "usage" reflects the changes in cost attributable to volume changes and raw material usage, "price" refers to changes in input costs and "exchange rate" relates to the impact of the movement in exchange rates on the translation from local currency to US dollars for reporting purposes at Sappi Fine Paper Europe and the South African operations. The major contributors to variable cost movements at a Group level have been the impact of the exchange rates on translation of the European and the South African operations into the US dollar presentation currency and actual input cost escalations. See "Principal Factors Impacting on the Group Results" and "Currency Fluctuations" for a discussion of exchange rate movements. Cost increases are being driven by international commodity price increases.

        An analysis of variable cost developments by region is as follows:

	2009			2008			2007
Regional Variable Manufacturing Costs(1)	Costs	US$ / Tonne	Change 2009 vs. 2008	Costs	US$ / Tonne	Change 2008 vs. 2007	Costs	US$ / Tonne
	(US$ million)
Sappi Fine Paper North America	707	543	(218)	925	578	56	869	544
Sappi Fine Paper Europe	1,601	542	(7)	1,608	630	238	1,370	550
Sappi Fine Paper South Africa	208	675	(21)	229	670	19	210	592
Forest Products	490	197	(52)	542	192	80	462	159

(1)
Note: Regional variable manufacturing costs are pre-consolidation adjustments

        Cost management is a major focus area for the Sappi group. The company has engaged in a number of cost reduction initiatives aimed at offsetting the impact of increases in input costs. These initiatives are aimed at improved procurement strategies and product re-engineering initiatives to reduce raw material input costs through substitution. Product design and raw material inputs are constantly reviewed to ensure product attributes and quality meet market specifications.

  Sappi Fine Paper North America

  Comparing fiscal 2009 with fiscal 2008

        Total variable manufacturing costs decreased by approximately 24% due to the significant amount of curtailment of output during fiscal 2009 to align with reduced demand (including the suspension and closure of operations of the Muskegon mill), and due to reduced variable manufacturing costs per tonne. Variable manufacturing costs per tonne decreased by 6% in fiscal 2009 compared to fiscal 2008 largely due to decreases in the costs of purchased pulp and energy, partially offset by increases in the costs of wood and chemicals.

  Comparing fiscal 2008 with fiscal 2007

        Variable manufacturing costs per tonne increased by 6% in fiscal 2008 compared to fiscal 2007 due to increases in international commodity prices, in particular crude oil.

  Sappi Fine Paper Europe

  Comparing fiscal 2009 with fiscal 2008

        During the period under review the region undertook cost reduction projects which contributed to cost reductions through process as well as product reengineering initiatives. A large part of the target synergies from the Acquisition consist of variable cost reduction initiatives. Variable costs per tonne declined by 5%, in euro terms, during fiscal 2009 compared to fiscal 2008, due to a reduction in global commodity prices, in particular market pulp, and realization of cost synergies from the Acquisition.

  Comparing fiscal 2008 with fiscal 2007

        Sappi Fine Paper Europe experienced significant cost pressure due to increases in international commodity prices during fiscal 2008. Increases in wood costs were driven by specific supply and demand issues as well as increased demand for alternative renewable fuels in Europe. Increases in international crude oil prices drove increases in energy costs. During fiscal 2008 the region undertook cost reduction projects which contributed to cost reductions through process as well as product re-engineering initiatives. Rising market pulp prices added to the cost pressure experienced during fiscal 2008. The region was protected to some extent by the relative strength of the euro against the US$ for US$ based inputs, such as pulp and certain chemicals, but this factor did not totally offset input cost increases.

  Sappi Fine Paper South Africa

  Comparing fiscal 2009 with fiscal 2008

        Input costs per tonne in Rand terms increased by 20% compared to fiscal 2008 due to increases in energy costs, production problems at our Enstra mill, chemicals input costs and the fact that we had to buy in pulp at our Stanger mill due to the shortage of bagasse during the year (bagasse is waste from the sugar industry and forms the base of the feedstock for our own pulp production at Stanger).

  Comparing fiscal 2008 with fiscal 2007

        In Rand terms the region's variable manufacturing costs per tonne increased by 17% in fiscal 2008 compared to fiscal 2007. Price increases were experienced in energy, bought-in pulp and chemical input costs, all of which were driven by increases in international commodity prices.

  Forest Products

  Comparing fiscal 2009 with fiscal 2008

        Variable input costs per tonnes in Rand terms increased significantly in fiscal 2009 compared to fiscal 2008. This was due to additional operating costs we incurred as a result of the interrupted ramp up of the Saiccor mill expansion and the decision to take commercial downtime as local demand weakened during the latter part of the year. Average wood costs increased significantly in fiscal 2009 compared to fiscal 2008, due to a wood shortage after severe forest fires in southern Africa that occurred in 2007 and 2008. Energy costs increased sharply due to increased electricity prices in South Africa. Sub-optimal operating conditions included the use of oil to fire the boilers, and additional chemical loads and additional people required for the new Saiccor plant.

  Comparing fiscal 2008 with fiscal 2007

        Variable input costs per tonne in Rand terms increased by 26% in fiscal 2008 compared to fiscal 2007. This increase was mainly due to increases in wood and chemicals costs. Wood costs increased significantly in fiscal 2008, due to a wood shortage after severe forest fires in South Africa and increased demand from local paper producers. Chemical costs increased sharply based on an increase in global demand, exacerbated by increased imported chemicals Rand pricing due to the weakening of the Rand against the US dollar.

Fixed costs

  Group

        A summary of the Group's major fixed cost components is as follows:

Fixed Costs	2009	Change 2009 vs. 2008	2008	Change 2008 vs. 2007	2007	US$ / Tonne
	(US$ million)
Personnel	1,046	29	1,017	92	925	135
Maintenance	250	(2)	252	17	235	34
Depreciation	396	22	374	—	374	54
Other	278	2	276	2	274	40

Total	1,970	51	1,919	111	1,808	263

        The regional analysis which follows excludes corporate fixed costs and consolidation adjustments which are not material.

Regional Fixed Costs	2009	Change 2009 vs. 2008	2008	Change 2008 vs. 2007	2007
	(US$ million)
Sappi Fine Paper North America	475	(68)	543	1	542
Sappi Fine Paper Europe	1,052	189	863	85	778
Sappi Fine Paper South Africa	92	(19)	111	4	107
Forest Products	370	(33)	403	29	374

  Sappi Fine Paper North America

  Comparing fiscal 2009 with fiscal 2008

        The impact of our restructuring actions and focus on a reduction of overheads is reflected in the reduction of US$ 68 million in fixed costs compared to fiscal 2008. In addition to permanent selling, general and administrative restructuring actions during fiscal 2009, we curtailed paper production due to weak demand and ceased operations at our Muskegon mill.

  Comparing fiscal 2008 with fiscal 2007

        Fixed costs were kept at the same level from fiscal 2007 through restructuring and cost reduction processes.

Sappi Fine Paper Europe

  Comparing fiscal 2009 with fiscal 2008

        In fiscal 2009, cost saving initiatives remained a key focus area of the region. Fixed costs in fiscal 2009 increased by € 198 million compared to fiscal 2008, due to the integration of the Acquired Business into our European business in the second quarter of 2009. Fixed costs excluding the Acquired Business was at a similar level in fiscal 2009 compared to fiscal 2008. The movement in fixed costs in US dollar terms, shown in the table above, in fiscal 2009 as compared to fiscal 2008, includes the impact of the strengthening of the US dollar against the euro.

  Comparing fiscal 2008 with fiscal 2007

        Projects aimed at reducing costs and improving efficiencies were a major management focus during fiscal 2008. In euro terms fixed costs declined from € 583 million in fiscal 2007 to € 573 million in fiscal 2008. The increase in fixed costs in US$ terms in fiscal 2008 is attributable to the impact of the weakening of the US$ against the euro on the translation into the US$ presentation currency.

  Sappi Fine Paper South Africa

  Comparing fiscal 2009 with fiscal 2008

        Personnel cost is the largest component of fixed costs and remains under pressure in South Africa due to a high inflation environment and the impact of a skills shortage on labor rates, particularly in skilled technical functions. As in the case of the other regions, the South African businesses place great emphasis on management of fixed costs. In Rand terms fixed costs were 1% above the level of fiscal 2008.

  Comparing fiscal 2008 with fiscal 2007

        Fixed costs increased, in Rand terms, by 7% from ZAR 768 million to ZAR 822 million, in fiscal 2008 compared to fiscal 2007. This increase was mainly due to a 12% increase in personnel costs. Maintenance and services expenses increased by 6% in fiscal 2008 compared to fiscal 2007.

  Forest Products

  Comparing fiscal 2009 with fiscal 2008

        Personnel cost is the largest component of fixed costs and remains under pressure in South Africa due to a high inflation environment and the impact of a skills shortage on labor rates, particularly in skilled technical functions.

        Fixed costs increased in fiscal 2009, in Rand terms, by 12% from ZAR 2,991 million to ZAR 3,335 million, compared to fiscal 2008. This increase was mainly due to a 34% increase in depreciation as a result of the commissioning of the Saiccor mill capacity expansion, a significant increase in plantation fire prevention costs and also plantation re-establishment costs.

  Comparing fiscal 2008 with fiscal 2007

        Fixed costs increased in fiscal 2008, in Rand terms, by 11% from ZAR 2,686 million to ZAR 2,991 million, compared to fiscal 2007. This increase was mainly due to a 14% increase in personnel costs and a 24% increase in agricultural expenses necessary to restore plantations destroyed in severe forest fires during the year.

Net Finance Costs

        Annual finance costs may be analyzed as follows:

Finance Costs	2009	2008	2007
	(US$ million)
Finance costs	198	181	173
Finance revenue	(61)	(38)	(21)

Net Interest paid	137	143	152
Finance costs capitalized	—	(16)	(14)
Net foreign exchange gains	(17)	(8)	(13)
Net fair value loss on financial instruments	25	7	9

Net finance costs	145	126	134

        Net interest paid (finance costs less finance revenue) in fiscal 2009 was US$ 137 million compared to US$ 143 million in 2008. The decrease in net interest paid was a result of higher interest paid on higher average debt during fiscal 2009, offset by finance revenue of US$ 61 million, which included a US$ 41 million gain relating to the discount received when we repaid, prior to maturity, the vendor loan notes related to the Acquisition.

        The finance costs capitalized in fiscal 2008 and fiscal 2007 relate to the Saiccor expansion project in South Africa. After the plant was commissioned in the latter part of fiscal 2008, capitalization of finance costs for the project ceased.

        The US$ 17 million net foreign exchange gain in fiscal 2009 was due to the timing of the netting process of foreign exchange exposure. The Group's policy is to identify foreign exchange risks immediately when they arise and to cover these risks to the functional currency of the operation where the risk lies. The majority of the Group's foreign exchange exposures are covered centrally by the Group Treasury which nets the internal exposures and hedges the residual exposure with third party banks.

        Net fair value loss on financial instruments relates to the net impact of currency and interest rate movements after hedge accounting for certain interest rate and currency swaps the Group has entered into in order to swap fixed rate debt to floating rate and in order to manage the interest and currency exposure on cross-border intercompany loans. During fiscal 2009 certain interest rate swaps were closed early in anticipation of the Refinancing and this resulted in additional swap charges.

        Following the Refinancing, our net finance costs have increased significantly and at current interest and exchange rates we expect our net finance costs for fiscal 2010 to increase to approximately US$ 250 million per annum.

Taxation

	2009	2008	2007
	(US$ million)
(Loss) / profit before taxation	(218)	188	249
Taxation at the average statutory tax rates	(60)	72	68
Net exempt income and non-tax deductible expenditure	(32)	(51)	(34)
Effect on tax rate changes	(3)	(9)	(19)
Deferred tax asset not recognized	72	103	49
Utilization of previously unrecognized tax assets	(22)	(19)	(11)
Secondary Tax on Companies	4	7	8
Prior year adjustments	(4)	(19)	(15)
Other taxes	4	2	1

Taxation charge / (benefit)	(41)	86	47

Effective tax rate	19%	46%	19%

        With a loss before taxation of US$ 218 million, the total taxation relief to the income statement of US$ 41 million results in an effective tax rate of 19% for fiscal 2009. The expected relief of US$ 60 million was unfavorably impacted because no tax relief was taken on the taxation losses of certain loss-making entities, due to management's judgment that these losses may not be recoverable in the near future and certain of the Group's profits are not taxed as a result of losses carried forward of favorable permanent differences. The Secondary Tax on Companies of US$ 4 million relates to South African tax on Group dividends paid during the year at a rate of 10%. For further information see "Item 10—Additional Information—Taxation".

Net Profit

        There was a net loss for fiscal 2009 of US$ 177 million compared to a net profit of US$ 102 million for fiscal 2008. The main reason for this change was the impact on sales volume and selling prices of a significant decline in demand for all major products due to the slowdown in world economies.

        Basic earnings per share development are illustrated in the table below:

Earnings Per Share (US cents)

        In fiscal 2009 earnings per share was adversely impacted by certain significant items, including asset impairments (US$ 79 million), restructuring provisions (US$ 34 million), plantation fair value price adjustment (US$ 67 million). These adverse items were partly offset by positive impacts from alternative fuel tax credits (US$ 87 million) and a discount on the early repayment of the vendor loan notes related to the Acquisition (US$ 41 million).

 Liquidity and Capital Resources

        Our principal sources of liquidity are cash generated from operations and availability under our revised credit facilities and other debt arrangements. Our liquidity requirements arise primarily from the need to fund capital expenditures in order to maintain our assets, to expand our business whether organically or through acquisitions, to fund our working capital requirements, to service our debt and to make dividend payments. Based on our current level of operations, we believe our cash flow from operations, available borrowings under our credit facilities and cash and cash equivalents will be adequate to meet our liquidity needs for at least the next twelve months.

        Our liquidity resources are subject to change as market and general economic conditions evolve. Decreases in liquidity could result from a lower than expected cash flow from operations, including decreases caused by lower demand, weaker prices for our products, or higher input costs. In addition, any potential acquisitions in which all or a portion of the consideration would be payable in cash could have a significant effect on our liquidity resources. Our liquidity could also be impacted by any limitations on the availability of our existing debt and our ability to refinance existing debt, raise additional debt and the associated terms of such debt. However, at the end of fiscal 2009 we had substantial cash and cash equivalents of US$ 770 million.

        One of our liquidity requirements is usually the payment of annual dividends to shareholders. Considering among others the macro economic and global financial market conditions and our performance in fiscal 2009, the board decided not to declare a dividend for fiscal 2009. Following the completion of the Refinancing, our ability to pay dividends to our shareholders is subject to certain restrictive covenants. See "Item 8—Financial Information—Dividends".

Cash Flow

        In fiscal 2009, we placed an increased emphasis on cash generation and cut our capital expenditure significantly, without compromising our current high levels of maintenance activities. Working capital management became an increasing focus of the Group. The slowdown in the global economy in fiscal 2009 led to a decline in demand and softening of selling prices, thereby placing an even greater emphasis on managing working capital, particularly in relation to inventory levels and receivables, reducing our level of working capital in line with the reduced level of trading activity.

Cash Flow Summary	2009	2008	2007
	(US$ million)
Cash generated by operations(1)	432	623	585
Non-cash items(1)	505	309	201
Movement in working capital	152	1	60
Net finance costs paid	(81)	(126)	(162)
Taxation	(5)	(70)	(27)
Capital expenditure(2)	(176)	(505)	(442)
Acquisition of business	590	—	—
Cash (utilized) / generated(3)	(301)	(139)	24
Financing cash flows	707	49	98

(1)
Cash generated by operations is calculated by adding to the profit/(loss) for the period, net finance costs, taxation and various non-cash items as set out in the table below. For further information, see note 23.1 to our Group Annual Financial Statements included elsewhere in this Annual Report.

(2)
Capital expenditure includes US$ 1 million of plantation expenditure for fiscal 2009, the remainder of the capital expenditure shown for all three fiscal years, relates to expenditure on property, plant and equipment.

(3)
Cash (utilized) / generated is calculated by deducting cash utilized in investing activities from cash retained from operating activities. For further information, see note 23 to our Group Annual Financial Statements included elsewhere in this Annual Report.

        Total non-cash items in fiscal 2009 amounted to US$ 505 million, compared to US$ 309 million in fiscal 2008 and US$ 201 million in fiscal 2007, and included:

Non-cash Items	2009	2008	2007
	(US$ million)
Depreciation	396	374	374
Fellings	69	80	70
Asset Impairments & closures	79	119	2
Plantation fair value—price	67	(120)	(54)
Plantation fair value—volume	(73)	(70)	(76)
Post employment benefits	(62)	(88)	(101)
Other non-cash items	29	14	(14)

Total	505	309	201

  Cash generated by operations

        Cash generated by operations was US$ 432 million in fiscal 2009 compared to US$ 623 million in fiscal 2008. The reduction was mainly due to a reduction in profit of US$ 279 million.

        During fiscal 2008 we generated cash from operations of US$ 623 million compared to US$ 585 million in fiscal 2007. Improved profit for the year was one of the major contributors to improved cash flows in fiscal 2008.

  Working capital

        The movement in components of net working capital is as shown in the table below.

Working capital movement	2009	2008	2007
	(US$ million)
Inventories	792	725	712
% sales	14.8%	12.4%	13.4%
Receivables	858	698	653
% sales	16.0%	11.9%	12.3%
Payables	(1,151)	(1,001)	(970)
% cost of goods sold	22.9%	20.0%	21.1%

Net working capital	499	422	395
Ratio of net working capital to sales	9.3%	7.2%	7.4%

        Optimizing the levels of our working capital is a key management focus area, particularly in the environment of worsening world financial markets and macro-economic conditions. We regularly compare our ratio of working capital to annual sales to those of our peers, and we believe that our working capital management compares favorably in that regard, although we have identified opportunities to improve this further. Managing the average monthly level of net working capital is a large element of the management incentive scheme for all businesses. As part of our measures to address current challenging market conditions we have intensified our efforts to minimize investment in working capital by setting and monitoring working capital reduction targets on a regular basis.

        As part of the Acquisition we acquired € 232 million (US$ 326 million) of additional working capital, which was included in the purchase price. In the three quarters following the acquisition, great efforts were made by our European division to reduce net working capital to be more in line with the lower levels of business following the global economic crises. The US$ 152 million of cash released from working capital in fiscal 2009 relates mainly to working capital reduction in the European business following the

Acquisition. Nevertheless, net working capital as a percentage of sales was higher (9.3%) in fiscal 2009 compared to 7.2% in fiscal 2008.

  Capital expenditure

        Cash utilized in investing activities for the period from fiscal 2007 to fiscal 2009 is as set out in the table below:

Investing Activities	2009	2008	2007
	(US$ million)
Capital expenditure	176	505	442
Proceeds on disposals	(2)	(7)	(50)
Investments and loans	(2)	(4)	(28)
Acquisition of businesses	590	—	—

Total	762	494	364

        Capital expenditure by region is as follows:

Capital Expenditure by Region	2009	2008	2007
	(US$ million)
Sappi Fine Paper North America	28	130	42
Sappi Fine Paper Europe	83	91	102
Sappi Fine Paper South Africa	5	9	12
Forest Products	62	274	285
Other	(2)	1	1

Total	176	505	442

        Capital expenditure excludes capitalized interest.

        Our capital expenditure program varies from year to year, and expenditure in one year is not necessarily indicative of future capital expenditure.

        During fiscal 2009, our capital expenditure, including US$ 1 million of plantation land purchases, was US$ 176 million, compared to US$ 505 million during fiscal 2008. As part of our efforts to address the impact of challenging market conditions and since we were not committed to any significant capital expenditures for expansion, we reduced capital expenditures significantly during fiscal 2009.

        In fiscal 2007 and fiscal 2008, capital expenditure was higher than in prior years mainly due to the Saiccor mill expansion project (US$ 236 million in fiscal 2008 and US$ 262 million in fiscal 2007). Capital expenditure included in our North American business in 2008 was the acquisition of PM 3, which was previously leased, at Somerset (US$ 75 million in fiscal 2008) and the acquisition of the Westbrook biomass boiler (US$ 10 million in fiscal 2007) in North America.

        We operate in an industry that requires high capital expenditures and, as a result, we need to devote a significant part of our cash flow to capital expenditure programs, including investments relating to maintaining operations. Capital spending for investment relating to maintaining operations during fiscal 2009, fiscal 2008 and fiscal 2007 amounted to approximately US$ 147 million, US$ 250 million and US$ 116 million, respectively. The capital expenditure program for these periods was funded primarily through internally generated funds.

Cash capital expenditure to expand operations by region was as follows:

	2009	2008	2007	Rationale
	(US$ million)
Sappi Fine Paper North America	—	—	1
Sappi Fine Paper Europe	1	12	59	Relates mainly to energy supply project at Gratkorn mill and the upgrade of a paper machine at Ehingen mill.
Sappi Forest Products—Saiccor	18	236	262	Relating to the capacity increase project at Saiccor.
Sappi Forest Products—Other	10	5	3	Relating mainly to process improvement.
Sappi Fine Paper South Africa	—	2	1

Total	29	255	326

        Capital expenditure to expand operations in the fiscal years 2009, 2008 and 2007 primarily consisted of investments to increase the capacity of and improve our Saiccor mill in South Africa. In August 2006, we announced the expansion of the existing capacity at Saiccor mill, where Chemical Cellulose products are produced. The previous production capacity of the mill was approximately 600,000 metric tonnes per annum. The expansion has increased capacity to a maximum of 800,000 tonnes per annum. The increased capacity came on-line in September 2008 and became fully operational in April 2009. The investments at Sappi Fine Paper Europe during fiscal 2008 and fiscal 2007 were for a new energy supply at our Gratkorn mill (fiscal 2007 € 30 million) and the upgrade of the paper machine at Ehingen (fiscal 2007 € 13 million).

        We are planning for capital expenditure to be less than US$ 200 million in 2010, in order to conserve cash.

        Capital spending is expected to be funded primarily through internally generated funds. For further details about our capital commitments, see note 25 to our Group Annual Financial Statements included elsewhere in this Annual Report.

        Over the past three years the relationship between capital expenditure and depreciation was as follows:

Investment in fixed asset versus depreciation

*
Excludes US$ 1 million expenditure relating to plantations.

  Cash (utilized) / generated

        Cash utilized in fiscal 2009 of US$ 301 million includes US$ 590 million spent on the Acquisition. The cash flow was improved by US$ 65 million which we received relating to our claim for alternative fuel tax credits in our North American business and also an amount of US$ 55 million received when we unwound fixed-to-floating interest rate swaps, which reduced our net finance costs paid.

Financing cash flows

        Net financing cash inflows during fiscal 2009 of US$ 707 million were positively impacted by the December 2008 rights offer raising gross proceeds of US$ 575 million and the completed high yield bond offering in July 2009 raising US$ 300 million and € 350 million and are both due in 2014. In addition, we successfully refinanced the outstanding € 400 million OeKB loan and entered into a new Revolver Credit Facility amounting to € 209 million. Total cost related to rights offering and the Refinancing amounted to US$ 31 million and US$ 78 million respectively. See "—Financing" for a more detailed discussion on the financing transactions, other cash inflows and cash outflows and the application of the funds received from these transactions.

        Gross finance inflows and outflows for fiscal 2007 and fiscal 2008 represent the continuous nature of our various revolving securitization programs, revolving credit facility and other interest bearing borrowings in the respective years.

Financing

General

        Debt is a major source of funding for the group.

Gross Debt	2009	2008	2007
	(US$ million)
Long term interest bearing liabilities	2,726	1,832	1,828
Short term interest bearing liabilities	601	821	771
Bank overdraft	19	26	22

Gross interest bearing liabilities	3,346	2,679	2,621

Cash Position	2009	2008	2007
	(US$ million)
Cash and cash equivalents	770	274	364

Cash position	770	274	364

        Approximately 52% of total assets are funded by gross debt as is shown in the table below:

Total Assets Excluding Cash Equivalents	2009	2008	2007
	(US$ million)
Gross interest bearing liabilities	3,346	2,679	2,621
Shareholder's equity	1,794	1,605	1,816
Other liabilities	2,157	1,825	1,907
Cash equivalents	(770)	(274)	(364)

Total assets excluding cash equivalents	6,527	5,835	5,980

	%	%	%
Gross interest bearing liabilities	52	46	44
Shareholder's equity	27	28	30
Other liabilities	33	31	32
Cash equivalents	(12)	(5)	(6)

Total assets excluding cash equivalents	100	100	100

        The movement in gross debt from the end of fiscal 2007 to the end of fiscal 2009 is explained below:

Gross Debt Movement Analysis	2009	2008	2007
	(US$ million)
Gross debt—beginning of period	2,679	2,621	2,337
Cash utilized / (generated) during period	301	139	(24)
Currency & fair value impact	(130)	9	168
Increase / (decline) in cash equivalents	496	(90)	140

Gross debt—end of period	3,346	2,679	2,621

        We have increased our focus on managing the level of our debt, although since the end of fiscal 2007, gross debt has increased by US$ 725 million, mainly due to the Saiccor expansion project (approximately US$ 515 million) and the Acquisition (approximately US$ 590 million). In fiscal 2009 the Group generated positive cash flow from operations of US$ 461 million and had a rights issue to shareholders raising ZAR 5.8 billion (approximately US$ 575 million) for the purposes of partially funding the M-real transaction. US$ 48 million of this increase was due to the impact of translating our European and South African debt into the weakening US$ and other fair value adjustments.

Debt profile

        Our debt is comprised of a variety of funding structures, including committed credit facilities, uncommitted debt facilities, including local bank overdraft facilities and lines of credit, debt securities issued in the global and South African capital markets, commercial paper programs, receivables securitization programs and finance leases. See note 20 to our Group Annual Financial Statements contained elsewhere in this Annual Report.

        The make-up of our gross debt is set out in the table below:

Debt Profile	2009	2008	2007
	(US$ million)
Long-term debt	2,726	1,832	1,828
Short-term debt	601	821	771
Bank overdraft	19	26	22

Gross interest bearing liabilities	3,346	2,679	2,621

        Short-term debt of US$ 601 million in fiscal 2009 includes an amount of US$ 401 million (fiscal 2008: US$ 360 million and US$ 354 million in fiscal 2007) of securitized receivables funding under various revolving securitization programs.

        The average maturity of our debt as at September 2009 is 4.8 years with the profile as shown below:

Debt Maturity Profile (US$ millions)

        We believe we follow a prudent approach in regard to liquidity risk. As at the fiscal 2009 year end, short-term debt and overdraft funding was US$ 620 million and cash and cash equivalents were US$ 770 million. US$ 401 million of the short-term debt at the fiscal 2009 year end was in the form of various revolving securitized trade receivables funding which in the normal course we expect to continue to be available. For further information on group borrowing facilities secured by trade receivables, refer to note 20 to our Group Annual Financial Statements.

        At September 2009 the Group had unutilized uncommitted borrowing facilities of approximately US$ 463 million and available cash and cash equivalents of US$ 770 million. At September 2008 this was approximately US$ 931 million and available cash and cash equivalents of US$ 274 million. The committed facility is the entirely undrawn € 209 million Revolving Credit Facility.

        In 2009, our financing activities concentrated on arranging longer term debt to refinance a portion of our existing short-term debt and repurchase the vendor loan notes issued to M-real in connection with the Acquisition. This was achieved by the issuance of US$ 300 million and € 350 million Senior Secured Notes due 2014, the refinancing of a bank syndicated loan of € 400 million and the extension of its maturity from 2010 to 2014, and the refinancing of our existing € 600 million revolving credit facility maturing in 2010 which was replaced by a € 209 million Revolving Credit Facility maturing in 2012. See "Item 10—Additional Information—Material Contracts".

        The make-up of our debt by currency is shown in the following table:

Debt by currency ratio	2009	2008	2007
USD	48.4%	41.3%	40.0%
EUR	34.1%	40.3%	42.0%
CHF	0.0%	6.3%	7.0%
ZAR	17.5%	12.1%	11.0%

Interest on Borrowings

        Raising new debt and refinancing existing debt in fiscal 2009 resulted in substantially higher margins than we were previously paying, mainly because of prevailing market conditions and our credit ratings during that period.

Interest Rate Risk

        The group has a policy of maintaining a balance between fixed and variable rate loans which enables it to minimize the impact of borrowing costs on reported earnings. Exceptions are made when fixed rates can be obtained at attractive rates, as this strategy locks in acceptable interest rates for the life of the borrowing instrument. Hedging activities in relation to borrowings are restricted to interest rate swaps and where appropriate, cross-currency swaps.

        At the end of fiscal 2008 approximately US$ 856 million of fixed rate debt was swapped to floating interest rates. In June 2009 these swaps were unwound and the underlying debt now carries the original fixed interest rates. Upon issuing the US$ 300 million Senior Secured Notes due in 2014, they were, in August 2009, swapped into fixed rate euro using a number of interest rate and currency swaps. The ratio of gross debt at fixed and floating interest rates was 85:15.

Summary of Certain Debt Arrangements

        Set forth below is a summary of certain key terms of some of our significant debt arrangements. Reference should also be made to those debt arrangements which are filed as, or incorporated by reference as, exhibits to this Annual Report. See "Item 10—Additional Information—Material Contracts", Note 20 to our Group Annual Financial Statements and "Off-Balance Sheet Arrangements".

        Revolving Credit Facility.    In June 2005, we entered into a revolving credit facility with a group of banks which provided for up to € 600 million of borrowing availability and maturing on May 31, 2010. This facility was replaced on August 27, 2009 with a new revolving credit facility providing for up to € 209 million of borrowing availability in euro, US dollars and certain other currencies (the "Revolving Credit Facility"). The commitments under the Revolving Credit Facility terminate on May 31, 2012 and the annual interest rate on borrowings is calculated based on Libor or Euribor plus a funding margin varying between 3.0% and 6.5% depending on the credit rating assigned to the senior secured debt of Sappi Limited, plus certain costs. Borrowings may be made by certain subsidiaries of Sappi Limited and the Revolving Credit Facility is jointly and severally guaranteed on a senior basis by Sappi Limited, Sappi Papier Holding GmbH ("SPH") and certain other subsidiaries of Sappi Limited, as well as secured by first-priority security interests over certain assets of Sappi Limited, SPH and the other subsidiary guarantors. The collateral consists of certain land, plant and machinery at the Gratkorn, Kirkniemi, Maastricht, Nijmegen, Cloquet and Somerset mills, shares in certain material subsidiaries, certain intercompany loan agreements or receivables under such loan agreements and certain inventory of Sappi Fine Paper North America. The Revolving Credit Facility contains an interest coverage covenant and a leverage covenant, in each case measured at the Sappi Limited consolidated level. For the quarter ended September 2009, the average of the ratio of EBITDA to consolidated net interest expense for that quarter and each of the three preceding quarters cannot be less than 2.00:1; and the ratio of net debt to EBITDA cannot be greater than 6.00:1. The covenants for future quarters have been set at various levels, in line with the long term forecast of Sappi's results. The Revolving Credit Facility contains certain customary negative covenants and restrictions, including (among others) restrictions on dividend distributions, the granting of security, incurrence of indebtedness, the provision of loans and guarantees, a change of business of the group, acquisitions or participations in joint ventures and mergers and disposals. As of September 2009, we were in compliance with these covenants. In addition, in case any person acquires more than 35% of the voting rights of Sappi Limited or in case of a sale of all or substantially all of the assets of the Group, the commitments of the lenders under the Revolving Credit Facility will be cancelled and all outstanding borrowings, together with accrued interest and all other amounts accrued, immediately become due and payable. For further information, see "Item 10—Additional Information—Material Contracts", "Item 19—Exhibits", and note 20 to our Group Annual Financial Statements included elsewhere in this Annual Report.

        OeKB Term Loan Facility.    On August 27, 2009, Sappi refinanced its existing € 500,106,406 term loan facility with Oesterreichische Kontrollbank Aktiengesellschaft ("OeKB") arranged in May 2003 and previously due in 2010 by entering into a € 400 million term loan facility maturing on April 30, 2014 (the "OeKB Term Loan Facility"). SPH remains the borrower under the OeKB Term Loan Facility. The annual interest rate on borrowings is calculated based on the OeKB financing rate plus a margin varying between 4.00% and 7.50%, depending on the credit rating assigned to the senior secured debt of Sappi Limited, plus certain costs. Initially, the margin was 6.25% per annum and at the date of filing this Annual Report it was 5.5% per annum. The OeKB Term Loan Facility is guaranteed by Sappi Limited and the same subsidiaries that are guarantors (other than SPH) under the Revolving Credit Facility. The obligations under the OeKB Term Loan Facility are secured by substantially the same collateral that secures the obligations under the Revolving Credit Facility and the 2014 Bond. The other material terms of the new OeKB term loan facility, including the financial covenants, the undertakings and the events of default are substantially the same as the terms of the Revolving Credit Facility. For further information, see "Item 10—Additional Information—Material Contracts", "Item 19—Exhibits", and note 20 to our Group Annual Financial Statements included elsewhere in this Annual Report.

        2009 Secured Notes.    On July 29, 2009, PE Paper Escrow GmbH (the "Issuer"), a special purpose limited liability company wholly owned by SPH, issued € 350 million 11.75% Senior Secured Notes due 2014 and US$ 300 million 12.00% Senior Secured Notes due 2014 (together, the "2014 Bond"). Interest on the 2014 Bond is payable semi-annually, commencing on February 1, 2010, and the 2014 Bond mature on August 1, 2014. The 2014 Bond are jointly and severally guaranteed on a senior basis by Sappi Limited, SPH and certain other subsidiaries of Sappi Limited, and are secured by substantially the same collateral that secures the obligations under the Revolving Credit Facility and the OeKB Term Loan Facility. The indenture governing the 2014 Bond provides for an optional redemption at any time of the 2014 Bond, in whole or in part, at a redemption price varying based on the period during which the redemption occurs. The Issuer has agreed to observe certain covenants with respect to the 2014 Bond including limitations on dividend distributions and other payments, indebtedness, asset sales, liens, guarantees and on mergers and consolidations. In case of a change of control, holders of the 2014 Bond have the right to require the Issuer to repurchase all or any part of their 2014 Bond in cash for a value equal to 101% of the aggregate principal amount of Notes repurchased, plus interest. For further information, see "Item 10—Additional Information—Material Contracts", "Item 19—Exhibits", and note 20 to our Group Annual Financial Statements included elsewhere in this Annual Report.

        Domestic Medium Term Note Program.    In June 2009, Sappi Manufacturing (Pty) Ltd. ("Sappi Manufacturing") combined its ZAR 3 billion (US$ 437 million) Domestic Medium Term Note Program established in June 2006 (the "Initial Program") with its commercial paper program established in November 2003 ("Initial CP Program"), into a new ZAR 5 billion Domestic Medium Term Note Program (the "DMTN Program") which supersedes and replaces the Initial Program and the Initial CP Program in their entirety without affecting any notes issued under the Initial Program and Initial CP Program. Notes issued under the DMTN Program are not subject to any minimum or maximum maturity. On June 27, 2006, Sappi Manufacturing issued ZAR 1 billion (US$ 146 million) senior unsecured fixed rate notes (the "First Tranche") under its Initial Program at a fixed interest rate of 9.34% payable semi-annually on December 27, and June 27, of each year, commencing on June 27, 2006. The securities issued under the First Tranche mature on June 27, 2013. On September 25, 2007, Sappi Manufacturing issued a second tranche of ZAR 1 billion (US$ 146 million) senior unsecured fixed rate notes (the "Second Tranche") under the Initial Program at a fixed interest rate of 10.64%. The interest on the securities issued under the Second Tranche is payable semi-annually on April 14 and October 14 of each year, commencing on April 14, 2008. The securities issued under the Second Tranche mature on October 14, 2011. On June 30, 2009, Sappi Manufacturing issued ZAR 325 million (US$ 41 million) and on July 13, 2009, issued ZAR 175 million (US$ 21 million) senior unsecured fixed rate notes (collectively the "Third Tranche") under the DMTN Program at a fixed interest rate of 12.13%, payable semi-annually on June 30 and December 30 of each year, commencing on June 30, 2009. The securities issued under the Third Tranche mature on June 30, 2012. Sappi Manufacturing has agreed to observe certain undertakings with respect to the securities including limitations on encumbrances (other than permitted encumbrances) over its assets. Should a change of control event (more than 50% of the voting rights of Sappi Manufacturing acquired by any party other than a subsidiary of Sappi Limited) and a negative rating event (a downgrade of Sappi Manufacturing's national credit rating) in respect of the change of control occur, then the holders of the securities may, within 30 days after the negative rating event, require the redemption of the notes by way of an extraordinary resolution. For further information, see "Item 10—Additional Information—Material Contracts", "Item 19—Exhibits", and note 20 to our Group Annual Financial Statements included elsewhere in this Annual Report.

        2002 Guaranteed Notes.    In June 2002, Sappi Papier Holding GmbH (then organized as an AG) issued US$ 500 million 6.75% unsecured guaranteed notes due 2012 and US$ 250 million 7.50% unsecured guaranteed notes due 2032 (together, the "2002 Notes"), guaranteed by Sappi Limited and Sappi International S.A. Interest on the 2002 Notes is payable semi-annually. The indentures governing the 2002 Notes provide for an optional redemption of the 2002 Notes, in whole or in part, at any time at a redemption price of the greater of (i) the principal amount of the notes to be redeemed and (ii) the sum of the present values of the applicable remaining scheduled payments discounted at a rate as determined under the indentures, together with, in each case, accrued interest. The indentures governing the 2002 Notes contain events of default customary for investment grade debt, including failure to pay principal or interest, a default in any other indebtedness, certain enforcement actions against our property and certain bankruptcy events. The indentures also contain certain customary covenants, which restrict our ability to create liens, to enter into sale and leaseback transactions and to undertake mergers or consolidations. For further information, see "Item 19—Exhibits" and note 20 to our Group Annual Financial Statements included elsewhere in this Annual Report.

Covenants

        Financial covenants apply to approximately US$ 1,026 million of our non-South African long-term debt and our unutilized € 209 million Revolving Credit Facility. This debt is supported by among others a Sappi Limited guarantee. For this reason the first two of the three covenants mentioned below are measured on a consolidated group level. The covenants also differ from measurement period to period, as they are set in line with the long term forecast of Group results. Our financial covenants require that:

  (i)
  At the end of each quarter the mean average of the ratios of EBITDA to consolidated net interest expense for that quarter and each of the three preceding quarters be not less than 2.00 to 1 for all quarters ending from September 2009 to July 2011, 2.25 to 1 for all quarters ending from October 2011 to April 2012 and 2.50 to 1 for the quarters ending July 2012 and September 2012;

  (ii)
  The ratio of net debt to EBITDA be not greater than 6.00 to 1 for the quarters ending September 2009 and December 2009, 5.50 to 1 for the quarter ending March 2010, 5.25 to 1 for the quarter ending June 2010, 5.00 to 1 for all quarters ending from September 2010 to July 2011, 4.50 to 1 for the quarter ending October 2011, 4.25 to 1 for all quarters ending from January 2012 to July 2012 and 4.00 to 1 for the quarter ending September 2012, and

  (iii)
  With regard to Sappi Manufacturing (Pty) Ltd and its subsidiaries only, at the end of any fiscal year, the ratio of net debt to equity must not exceed 0.65:1, and the ratio of EBITDA (before special items) to net interest paid must not be less than 2.00:1.

        The table below shows that as at September 2009 we were in compliance with these covenants. With regards to our financial covenants, EBITDA is defined under the relevant agreements.

	Fiscal 2009	Covenants
	(US$ millions)
Group Covenants
Net Debt to EBITDA	4.63	<6
EBITDA to Net Interest	3.96	>2.0
Sappi Manufacturing Covenants
Net Debt to Equity	43.1%	<65%
EBITDA to Net Interest	3.17	>2.0

        The Group financial covenants also apply to our securitization programs, included in the US$ 1,026 million amount mentioned above, with outstanding balances of US$ 401 million at the end of September 2009. No Sappi Limited guarantee has been provided for these facilities.

Credit ratings

        At the date of this Annual Report, our credit ratings were as follows:

Fitch South African national rating
Sappi Manufacturing (Pty) Limited	A / F1 / Negative (November 2009)
Moody's international rating
Sappi Papier Holding GmbH (Supported by Sappi Limited guarantee)	Ba3 / NP / Stable (September 2009)
Secured Debt Rating	Ba2 (September 2009)
Unsecured Debt Rating	B2 (September 2009)
Standard & Poor's (S&P) international rating
Corporate Credit Rating	BB- / B / Stable (September 2009)
Secured Debt Rating	BB (September 2009)
Unsecured Debt Rating	B+ (September 2009)

        In May 2009 S&P revised its rating for the group from BB to BB-, while moving the outlook from negative to stable. This change was mainly the result of an industry-wide re-rating of the European Forest Products sector, sustained cost inflation, and an uncertain outlook for paper pricing and demand in the light of an expected softening of economic growth. One of the key requirements of this rating was the successful refinancing of material debt maturities in 2010. This refinancing took place in August 2009 and S&P subsequently confirmed the rating.

        In June 2009 Moody's revised their rating from Ba2 to Ba3, with a stable outlook. The main reasons for this revision were the difficult market conditions in the European paper industry, and the slower than expected improvement in the key rating metrics. In September 2009 this rating and outlook were confirmed after the successful refinancing of material 2010 debt maturities.

        In March 2009 Fitch revised their Sappi Manufacturing local South African rating from AA- / F1+ / Stable to A+ / F1 / Negative, commenting on the difficult market and trading conditions, the reduced commodity prices affecting the Saiccor business and the resulting reduction in operating margins.

        A security rating is not a recommendation to buy, sell or hold securities and it may be revised or withdrawn at any time by the rating agencies without prior notice to us. Each rating should be evaluated independently of any other rating.

Leverage

        Gross debt to capitalization for each of the past three years was as set out below:

	2009	2008	2007
	(US$ millions)
Gross debt	3,346	2,679	2,621
Gross debt & equity	5,140	4,284	4,437
Gross debt to capitalization ratio	65%	63%	59%

        In December 2008, the Group issued vendor loan notes in an amount of € 220 million and approximately 11 million new shares to M-real Corporation, and had a rights issue to shareholders raising ZAR 5.8 billion (approximately US$ 575 million), which resulted in substantial strengthening of the Group's equity.

        Management monitors the Group's indebtedness in the context of the complex trade-offs associated with determining an appropriate level of debt finance, namely—financial risk, credit rating, the cost of debt and the expected return that can be earned on that debt. In regard to our debt level we also monitor cash flow to net interest cover. We recognize that we operate in a mature industry that normally generates substantial and reasonably reliable cash flows and that management has some flexibility to delay or minimize capital expenditure (which is a major use of cash) in difficult times to reduce financial risk. As previously described in this "Liquidity and Capital Resources", in view of the worsening of the world financial markets and macro-economic conditions, focusing on cash generation remains a priority. We plan to reduce the level of capital expenditures to conserve cash and reduce our indebtedness using internally generated cash flow. We are also aware that with uncertainty in financial markets, refinancing existing or raising additional debt and the associated terms are likely to be more challenging. The refinancing activities of 2009 have contributed greatly to extending the Group's debt maturity profile.

Off-Balance Sheet Arrangements

        Letters of credit discounting.    To improve the Group working capital, the group sells certain Letters of Credit to RBS (Hong Kong) and DBS bank (London) every fiscal month end on a non recourse basis.

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

        This financial guarantee contract is initially recognized at fair value. There is no evidence that the customer will not reimburse its loan to the bank. There is also no guarantee fee due by the bank and the Scheck-Wechsel is a short term instrument (maximum 90 days). Therefore, the fair value at inception is zero. Subsequently, the financial guarantee contract shall be measured at the higher of:

  (i)
  The amount determined in accordance with IAS 37 'Provisions, Contingent Liabilities and Contingent Assets'; and

  (ii)
  The amount initially recognized less any cumulative amortization.

        As no default event has occurred, no provision is set up and the fair value at the end of fiscal 2009 remains zero. However, according to IAS 37 a contingent liability of US$ 25 million (2008: US$ 20 million) has been disclosed in this respect.

        Sappi Trading, Sappi Fine Paper Europe and Sappi Fine Paper North America trade receivables securitization.    To improve their cash flows in a cost-effective manner, Sappi Trading, Sappi Fine Paper Europe and Sappi Fine Paper North America sell all eligible trade receivables on a non-recourse basis to special purpose entities (SPEs) that are owned and controlled by third party financial institutions. These SPEs are funded transactions with us but securitize assets on behalf of their sponsors for a diverse range of unrelated parties. We have a servicing agreement with the entities acquiring our receivables, acting as servicers for the collection of cash and administration of the trade receivables sold.

        Sappi Forest Products securitization facility.    Sappi sells the majority of its ZAR receivables to FirstRand Bank Limited. Sappi retains a small proportion of the credit risk attached to each underlying receivable. Sappi administers the collection of all amounts processed on behalf of the bank that are due from the customer. The purchase price of these receivables is adjusted dependent on the timing of the payment received from the client. The rate of discounting that is charged on the receivables is JIBAR (Johannesburg Inter Bank Agreed Rate) plus a spread. This structure is currently treated as an off balance sheet arrangement.

        We have no obligation to repurchase any receivables which may default and do not guarantee the recoverability of any amounts apart from 15% of the credit risk on the receivables on a proportionate basis, after all recoveries, including insurance recoveries. The total amount of trade receivables sold at the end of September 2009 amounted to US$ 171 million (September 2008: US$ 194 million). Details of the securitization program at the end of fiscal 2009 and 2008 are disclosed in the tables below.

        If this securitization facility were to be terminated, we would discontinue further sales of trade receivables and would not incur any losses in respect of receivables previously sold in excess of the 15% credit risk described above. There are a number of events which may trigger termination of the facility, amongst others, an amount of defaults above a specified level; terms and conditions of the agreement not being met; or breaches of various credit insurance ratios. The impact on liquidity varies according to the terms of the agreement; generally however, future trade receivables would be recorded on balance sheet until a replacement agreement was entered into.

        Details of the securitization facility at September 2009 and 2008 are set out below:

Bank	Currency	Value	Facility	Discount charges
September 2009
FirstRand Bank Limited	ZAR	ZAR 1,268 million	Unlimited*	Linked to 3 month JIBAR
September 2008
FirstRand Bank Limited	ZAR	ZAR 1,568 million	Unlimited*	Linked to 3 month JIBAR

*
The facility in respect of the securitization facility is unlimited, but subject to the sale of qualifying receivables to the bank.

        Details of the on-balance sheet securitization facilities that are applicable to Sappi Fine Paper are described in note 20 of our Group Annual Financial Statements contained elsewhere in this Annual Report.

Contractual Obligations

        We have various obligations and commitments to make future cash payments under contracts, such as debt instruments, lease arrangements, supply agreements and other contracts. The following table includes information contained within the Group Annual Financial Statements included elsewhere in this Annual Report, as well as information regarding purchase obligations. The tables reflect those contractual obligations at the end of fiscal 2009 that could be quantified.

	Payments Due by Period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(US$ millions)
Long-Term Debt Obligations(1)	4,100	830	489	2,700	81
Capital Lease Obligations(1)	92	25	39	21	7
Operating Lease Obligations(2)	60	31	21	6	2
Purchase Obligations(3)	117	61	49	7	—
Other Long-term Liabilities Reflected on Balance Sheet(4)	557	—	—	—	—
Capital Commitments(5)	62	57	5	—	—

Group Total	4,987	1,003	603	2,734	90

(1)
Includes interest obligations to maturity to service the debt using variable interest rates prevailing at September 2009. The principal debt is US$ 3,327 million.

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

(4)
The Other Long-Term Liabilities of US$ 557 million (fiscal 2008 US$ 346 million) on balance sheet, relate mainly to post-employment benefits, post-retirement benefits other than pensions obligations, workmen's compensation, and other items which do not have a payment profile. Refer to note 21 of our Group Annual Financial Statements included elsewhere in this Annual Report.

(5)
Capital commitments are commitments for which contracts have been entered into. Refer to note 25 of our Group Annual Financial Statements included elsewhere in this Annual Report.

Research and Development, Patents and Licenses

        Our research and development efforts focus on the improvement of product quality and production processes as well as the development of new markets, products and processes. Research and development is managed at a number of regional technology centers. These "centers of excellence" provide the basis to leverage unique sets of skills and provide customer focused product development. In fiscal 2009 our research and development expenditure was approximately US$ 31 million, reduced from fiscal 2008 and fiscal 2007 of approximately US$ 34 million for those years. This cut was a direct result of the very tough economic circumstances faced by the global paper industry. Given this challenge, we refocused our research and development on key technology differentiators, and sought to maintain capacity in areas of high value research to enable growth when the business climate allowed it.

North America

        Sappi Fine Paper North America's research and development activities are centered at Westbrook. This centre has a proud history of product and process innovation; for example, it developed the first machine coated and calendared one-sided and two-sided coated paper as well as the 1st high bulk coated paper.

        In addition, Sappi Fine Paper North America has a number of proprietary technologies, including the on-line finishing technology and its Ultracast electron-beam technology. Sappi Fine Paper North America's on-line finishing technology is used in production of coated paper at Somerset. Our Ultracast technology is utilized in specialty papers such as release papers used in the production of high fidelity synthetic leather and other surfaces.

        Research and development efforts are focused on next generation product design for margin improvement and customer features and benefits in both the release and graphic papers businesses. We have recently developed new release products, as well as innovative products in both the web and sheet business. Current technology platform development centers on innovative materials research with a renewed emphasis on expanding the use of our unique core technologies into new markets for growth.

Europe

        Sappi Fine Paper Europe, building on its reputation for innovation established in connection with the development of triple coating and implementation of totally chlorine free bleaching, has extended research and development capacity by including the Technology Centre at Kirkniemi mill fully into Europe's research and development family.

        Sappi Fine Paper Europe's research and development centers have concentrated on both the integration of the new mills acquired in the M-real acquisition as well as on optimization and development of paper qualities. In the process of integration of the four new mills, re-design of a number of grades, enabling a seamless switch of grades between mills, has been successfully completed.

        Through the development of new application technology in blade-coating, manufacturing costs can be lowered while securing the highest paper quality. Through application of a new binder concept, our mills have further lowered their variable costs. This concept is now being implemented across our global mills. These new applications highlight the focus on innovative developments at Sappi.

Southern Africa

        Building on the proud history of development in South Africa, which includes the development of the Sapoxal oxygen bleaching process, applied research is conducted over the full value chain of papermaking from fibre to pulping, bleaching, stock preparation as well as product development and the environment. Highlights for the year include the successful production of paper for the new South African passport, improved magnefite pulping for Gratkorn mill which increases both pulp production and strength, a new and cheaper buffer chemical for the NSSC (Neutral Sodium Sulphite Cooking) pulp process at Tugela, the use of enzymes to reduce energy costs in refining while simultaneously improving strength, and a cost benefit analysis for reducing loading on our landfill sites including potential new uses for clarifier sludge.

        At our forest research centre in Tweedie, we focus upon the genetic improvement of plantation forests so as to maximize the yield of high quality pulp. Research on the modification of fibers to enhance characteristics for end products is also currently being conducted. In the last year our focus on understanding and breeding for pest resistance, as well as continuing our efforts to increase yield per hectare through sustainable tree breeding, has increased.

        We are also active in chemical cellulose research at our Saiccor mill, where there is a dedicated research group serving this market. The focus is largely on product development to provide more product options and expand the value added product range from Saiccor, and meet the needs of our global customers.

Share Buy Back

        Through a wholly-owned subsidiary, the Sappi group has to date acquired approximately 21.4 million Sappi Limited shares (treasury shares) on the open market of the JSE Limited. This accords with Sappi's stated intention, announced on November 9, 2000, and the approval given at all subsequent annual general meetings of the company's shareholders up to and including 2008, for a wholly owned Sappi subsidiary to acquire Sappi shares, if prevailing circumstances (including market conditions) so warrant. None of these shares were acquired during fiscal 2009, other than the take up of the rights issue in December 2008. See note 29 to our Group Annual Financial Statements included elsewhere in this Annual Report for additional details relating to these treasury shares.

        Some of these treasury shares, have been, and will continue to be, utilized to meet the requirements of the Sappi Limited Share Incentive Trust and the Sappi Limited Performance Share Incentive Trust from time to time.

        Following the rights offer in December 2008, and considering that it is the group's stated intention to reduce debt, it is unlikely that the group will seek approval for the purchase of Sappi shares in the foreseeable future.

        On November 10, 2009, the closing price for our shares on the JSE was 3,700 SA cents per share and the closing price of the ADSs on the NYSE was US$ 3.60 per ADS. These prices reflect the dilution effects of the rights issue to shareholders. See "Item 9—The Offer and Listing" for an explanation of share prices.

        In terms of the listing requirements of the JSE a company may not repurchase its shares during a closed period, which is defined as the period between the end of a fiscal reporting period and the publication of the results for that period and any period during which the company is trading under a cautionary announcement.

Dividends

        Our policy is to consider dividends on an annual basis and to declare cash dividends in US dollars. Taking into account factors at the time, including the rights offer to shareholders and the macro economic and global financial market conditions, the Sappi Board decided in November 2008 to rebase the dividend which for fiscal 2007 had been 32 US cents per ordinary share. On November 6, 2008, we announced a dividend in respect of ordinary shares of 16 US cent per share for fiscal 2008. The dividend was paid on all ordinary shares in issue on November 28, 2008 and paid on December 2, 2008, which was prior to the completion of the rights offer to shareholders. South African shareholders were paid the Rand equivalent of the US dollar denominated declaration. In light of our 2009 performance, our priority is to reduce indebtedness and preserve liquidity. The board therefore decided on November 6, 2009 not to declare a dividend for fiscal 2009.

        Our ability to pay dividends is restricted by the terms of the Refinancing. See "Item 8—Financial Information—Dividends" for a listing of the most restrictive conditions for declaring cash dividends.

Mill Closures, Acquisitions, Dispositions, Impairment and Joint Venture

        Usutu impairment.    The Usutu mill is an unbleached kraft pulp mill and forms part of the Sappi Forest Products reporting segment. In August 2008, forest fires caused by severe weather conditions resulted in the loss of approximately 28% of the mill's fiber supply and 40% of the plantations. The volume of trees lost by Usutu reduced the value of the mill, which was therefore impaired. An impairment loss of US$ 37 million was recognized in fiscal 2008. The recoverable amount of the various assets has been determined on the basis of value in use. The value in use was established using a pre-tax real discount rate of 3.6%.

        As a result of adverse market conditions during fiscal 2009 and the cumulative severe impact of fire damage over the past few years, which destroyed 40% of Usutu's plantations, we believe that the Usutu pulp mill is no longer viable. We have therefore begun consulting stakeholders regarding the intention to close the pulp mill in January 2010. If closed, we expect annual cash improvements of US$ 10 million and a once off restructuring charge of US$ 18 million during fiscal 2010.

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

        On September 22, 2008 we reached an agreement with labor representatives at our Blackburn mill, pursuant to which the mill was permanently closed on November 12, 2008. On October 17, 2008, production had ceased at the mill. We informed customers of the mill about the closure of the production facility in order to find alternatives within our Group to meet the needs of these customers. The sales office for coated woodfree paper in the UK will continue operations, as will the specialties sales and marketing organization.

        As a result of our review, we also ceased production at PM 5 at our Maastricht mill on December 19, 2008, having reached an agreement with the mill's works council regarding such action.

        We offer customers comparable products and services from our other sites in Europe and did not have any supply interruption. Blackburn had an annual capacity of 120,000 tonnes of coated woodfree paper. PM 5 at Maastricht had an annual capacity of 60,000 tonnes of specialty paper. Following the closure of our Blackburn mill and cessation of production from PM 5 at our Maastricht mill, our coated woodfree paper capacity has been reduced by 190,000 tonnes after giving effect to a reallocation of our products.

        Muskegon mill impairment and closure.    During the third quarter of fiscal 2005 we announced the impairment of our North American Muskegon mill, and recorded impairment charges of US$ 183 million in fiscal 2005. During fiscal 2008 and fiscal 2007 impairment charges of US$ 4 million and US$ 2 million, respectively, were incurred.

        In light of significantly lower global demand for coated woodfree paper products, production at Muskegon mill ceased on March 12, 2009. We temporarily suspended operations at the Muskegon mill on April 1, 2009, and announced the permanent closure of the Muskegon mill on August 26, 2009.

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

        The mill has an annual capacity of 350,000 tonnes of light-weight coated paper machine together with a bleached thermo mechanical pulp (BTMP) mill, de-inked pulp plant, and power plant. The mill is located in Nanchang, the capital of Jiangxi Province which is in southeast China. The mill was commissioned in August 2005. The total cost of the project was approximately US$ 440 million. Jiangxi Chenming's debt is financed without recourse to Sappi.

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

        Impairment of assets.    The Group has reviewed the carrying value of all its non current assets in fiscal 2009 and has determined that the impairment provision, as provided in the Group Annual Financial Statements, was sufficient to record all necessary impairment of non-current assets.

        Acquisition of coated paper business of M-real Corporation.    On December 31, 2008, we acquired four paper mills from M-real Corporation: the Kirkniemi mill and the Kangas mill in Finland, the Stockstadt mill in Germany and the Biberist mill in Switzerland and other specified assets, as well as all of the know-how, brands, order books, customer lists, intellectual property and goodwill of the coated woodfree and coated mechanical paper business of M-real Corporation. The four acquired mills have now become part of Sappi Fine Paper Europe. The Acquired Business has a total annual production capacity of approximately 1.9 million tonnes of coated woodfree and coated mechanical paper and in 2007 generated total sales of € 1.3 billion.

        As part of the Acquisition, we entered into long term supply agreements under which M-real Corporation and its parent company will supply wood and pulp to us. In addition, we entered into transitional marketing agreements under which M-real Corporation will produce products at certain paper machines at the Husum mill (Sweden) and the Äänekoski mill (Finland) and we will market and distribute those products.

        Sappi acquired M-real's coated graphic paper business for an enterprise value of € 750 million (approximately US$ 1.1 billion). The final purchase consideration was reduced by assumed debt and other adjustments (including working capital) amounting to € 102 million (US$ 189 million) in total. This transaction has been accounted for by the purchase method of accounting.

        The Acquisition was mainly financed through a combination of the issuance to M-real Corporation of € 32 million (US$ 45 million) Sappi Limited shares, vendor loan notes of € 220 million (US$ 307 million) and a cash consideration of € 401 million (US$ 565 million) obtained mainly from a ZAR 5.8 billion (US$ 575 million) rights offering of Sappi Limited shares.

        The Acquired Business contributed sales of US$890 million, net operating profit of US$ 33 million and net profit of US$ 38 million (including US$ 41 million discount on the early repayment of the M-real vendor loan notes) to the Group results for the period from Acquisition to end of fiscal 2009.

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

        Although we have seen some recovery and normalization returning to markets in recent months, we expect markets to move in very uncertain and unusual ways during the remainder of fiscal 2010, such as significant swings in yields on corporate bonds and government bonds and a volatile equity market. Despite significant increases from recent lows we do not expect to see equity and property markets recover to recent highs for many years even though there have been signs of a global economic recovery. However, it is the interaction of key factors that will determine the extent to which the pension schemes' balance sheets will change. Listed below are examples of situations that could affect the balance sheet position of our pension funds:

  •
  Falls in markets coupled with corresponding rising bond yields will most likely have a broadly neutral effect.

  •
  Recoveries in equity and property markets coupled with favorable bond yields will see pension scheme balance sheets improve.

  •
  Falling bond yields possibly as a result of increased investor risk appetite coupled with underperforming equities will increase balance sheet deficits.

  •
  Subdued inflation rates will help cap benefit increases (such as pension increases or salary growth) which will limit increases in liabilities.

  •
  Statutory minimum funding requirements also affect the pace of funding. Most take account of yields on assets such as government bonds or interbank interest rate swap curves. If these remain at current levels, we expect to pay additional contributions to meet onerous minimum funding targets, although recent easements in statutory recovery requirements have helped cut the pace of funding deficits.

        The underfunded status of the company's pension plans increased by US$ 229 million from the deficit of US$ 27 million as of September 2008 to a deficit of US$ 256 million as of September 2009. However US$ 47 million of this increase was due to acquiring new schemes during the year and this underfunded amount was treated as debt and reduced off the Acquisition purchase price. Post-retirement benefit liabilities (other than pensions) increased by US$ 31 million from the deficit of US$ 148 million as of September 2008 to a deficit of US$ 179 million as at September 2009.

        Benefit obligations and fair value of plan assets across the regions are as follows:

	September 2009		September 2008		September 2007
	Benefit Obligation	Fair value of plan Assets	Benefit Obligation	Fair value of plan Assets	Benefit Obligation	Fair value of plan assets
	(US$ millions)
Pensions	1,945	1,695	1,414	1,387	1,607	1,545
Post-retirement benefits other than pensions	179	—	148	—	179	—

        Actual investment returns from the assets of the various regional funded pension plans during 2009 were higher than actuarial projections in all regions (apart from southern Africa), which contributed to increased asset values as of September 2009. Overall, investment returns were +9.9% or US$ 151 million over the fiscal year and contributing an actuarial gain of US$ 47 million.

        Discount rates decreased in all regions, apart from southern Africa, reflecting lower interest rates on long term bonds. For the pension plans this contributed to an increase in liabilities shown as actuarial losses of US$ 245 million. Experience adjustments (i.e. changes in membership or benefits) were also unfavorable, contributing to an actuarial loss of US$ 9 million.

        The main factor in the increase of the combined pension deficit was actuarial losses due to falling discount rates of US$ 245 million.

        Currency effects were minimal, contributing a loss of US$ 8 million in the pension funds.

        Several factors contributed to a rise in liabilities in the post-retirement benefits (other than pensions): a fall in discount rates increased liabilities by US$ 19 million and unfavorable demographic changes in membership increased liabilities by a further US$ 3 million. Currency effects increased liabilities in US$ terms by a further US$ 9 million.

        Defined benefit plans remain open to members, with notable exceptions being Austria and the UK. Plans in southern Africa and one in North America are in a closed phase where the active membership is a closed group that will gradually reduce over time.

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

        Sappi has a global insurance structure and the bulk of its insurance is placed with its own captive insurance company, Sappisure Försäkrings AB, domiciled in Stockholm, Sweden, which re-insures most of the risks in the insurance market.

        Sappi has successfully negotiated the renewal of its 2010 insurance cover at rates similar to those of 2009. Self-insured retention for any one property damage occurrence has remained at US$ 25 million, with an unchanged annual aggregate of US$ 40 million. For property damage and business interruption insurance, cost-effective cover to full value is not readily available. However, we believe that the loss limit cover of US$ 1 billion should be adequate for what we have determined as the reasonably foreseeable loss for any single claim.

        Insurance cover for credit risks currently applies on a regional basis to Sappi's Northern American, European and South African domestic trade receivables.

        Sappi places the insurance for its plantations on a stand-alone basis through Sappisure Försäkrings AB into international insurance markets. The widespread fires that occurred during the second half of 2008 in its plantations in South Africa exhausted the plantation insurance cover and no reinstatement cover was purchased for the remaining part of fiscal 2008 and the insurance cover was reinstated for fiscal 2009 and fiscal 2010.

Critical Accounting Policies and Estimates

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

        Asset impairments.    The Group evaluates its long-lived assets for impairment, including identifiable intangibles and goodwill, whenever events, such as losses being incurred, or changes in circumstances, such as changes in the pulp and paper market, indicate that the carrying amount of the asset may not be recoverable. Judgments regarding the existence of impairment indicators are based on market conditions and operational performance of the business. Future events could cause management to conclude that impairment indicators exist.

        In order to assess if there is any impairment, the Group estimates the future cash flows expected to result from the use of the asset(s) and its eventual disposition. The Group takes into account its ability to carousel products across different operating units within a region when it performs an asset impairment test. Considerable management judgment is necessary to estimate discounted future cash flows, including appropriate bases for making judgments and estimates as to future product pricing in the appropriate markets, raw material and energy costs, volumes of product sold the planned use of machinery or equipment or closing of facilities. The calculation of appropriate pre-tax discount rates (impairment discount factor) is another sensitive input to the valuation. While every effort is made to make use of independent information and apply consistent methodology, actual circumstances or outcomes could vary significantly from such estimates, including as a result of changes in the economic and business environment. These variances could result in changes in useful lives or impairment. These changes can have either a positive or negative impact on our estimates of impairment and can result in additional charges.

        Business Combinations and goodwill impairments.    The Group uses judgment, estimates and involves external specialists in determining the fair value of identifiable assets and liabilities acquired in a business combination, as well as calculating the fair value of the purchase consideration on acquisition.

The highest and best use of the acquired assets by market participants (as opposed to Sappi's business intentions) is taken into account in determining the fair value of assets acquired in a business combination.

        Goodwill is tested for impairment based on an allocation to one or more cash generating units (CGU) in which the synergies from the business combinations are expected. The Group takes into account its ability to carousel products across different operating units in allocating goodwill to CGUs. Goodwill impairment testing is conducted at reporting unit levels of our business and is based on a cash flow based valuation model to determine the fair value of the CGU.

        The assumptions used in estimating future cash flows are based on business forecasts and incorporated external information from industry sources, where applicable. Actual outcomes could vary significantly from business forecasts. Changes in certain estimates could have a material effect on the estimated fair value of the reporting unit. In addition to the judgments described above, significant judgments in estimating discounted cash flows also include the selection of the pre-tax discount rate (impairment discount factor) and the terminal value (net present value at end of period where there is a willing buyer and seller) multiple used in our valuation model. The discount rate used in our valuation model generally considers the debt and equity mix, a market risk premium, and other factors consistent with valuation methodologies. The terminal value multiple used in our valuation model generally also considers the valuations for comparable companies.

        Small changes in our valuation model would generally not have a significant impact on the results of our valuation; however, if future cash flows were materially different than our forecasts, then the assessment of the potential impairment of the carrying value may be impacted.

        Property, plant and equipment.    Where significant parts of an item of property, plant and equipment have different useful lives to the item itself, these parts are depreciated over their estimated useful lives. The methods of depreciation, useful lives and residual values are reviewed on an annual basis and are revised when the current estimate is different from the existing estimate. Depreciation rates for similar items of plant or equipment could vary significantly based on the location and use of the asset.

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

        Deferred tax assets have been recognized where management believes there are sufficient taxable temporary differences or convincing other evidence that sufficient taxable profits will be available in future to realize deferred tax assets. Although the deferred tax assets which have been recognized are considered realizable, actual amounts could be reduced if future taxable income is not achieved. This can materially affect our reported results and financial position.

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

        Refer to note 30 of our Group Annual Financial Statements contained elsewhere in this Annual Report for details of the fair value hedging relationships as well as the impact of the hedge on the pre-tax profit or loss for the period.

        Plantations.    The fair value of immature timber is the present value of the expected future cash flows taking into account unadjusted current market prices in available markets, estimated projected growth over the rotation period for the existing immature timber volumes in metric ton, cost of delivery and estimated maintenance costs up to the timber becoming usable. The discount rate used is the applicable pre-tax weighted average cost of capital of the business unit. Determining the appropriate discount rate requires significant assumptions and judgment and changes in these assumptions could change the outcomes of the plantation valuations. The standing value of mature timber is based on unadjusted current market prices in available markets and estimated timber volumes in metric tonnes less cost of delivery at current market prices.

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

        A key assumption and estimation is the projected growth estimation over a period of eight to eighteen years per rotation. The inputs to our immature timber growth model are complex and involve estimations and judgments, all of which are regularly updated. Sappi established a long-term sample plot network which is representative of the species and sites on which we grow trees and the measured data from these permanent sample plots are used as input into our growth estimation. Periodic adjustments are made to existing models for new genetic material.

        Sappi manages its plantations on a rotational basis and by implication; the respective increases by means of growth are, over the rotation period, negated by depletions for the Group's own production or sales. Estimated volume changes, on a rotational basis, amount to approximately five million tonnes per annum.

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

        Ruling unadjusted current market prices and costs to sell applied at the reporting date, as well as the assumptions that are used in determining the extent of biological transformation (growth) can have a significant effect on the valuation of the plantations, and as a result, the amount recorded in profit or loss arising from fair value changes and growth. In addition, the discount rate applied in the valuation of immature timber has an impact as tabled below.

Fair value of plantation sensitivity	2009	2008	2007
	(US$ millions)
Market price changes
1% increase in market prices	12	17	17
1% decrease in market prices	(12)	(17)	(17)
Discount rate (for immature timber)
1% increase in rate	(3)	(4)	(4)
1% decrease in rate	3	4	4
Volume assumption
1% increase in estimate of volume	6	6	6
1% decrease in estimate of volume	(6)	(6)	(6)
Costs to sell
1% increase in costs to sell	(9)	(10)	(10)
1% decrease in costs to sell	9	10	10
Growth assumptions
1% increase in rate of growth	1	1	2
1% decrease in rate of growth	(1)	(1)	(2)

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

        The principle underlying the required attribution approach is that employees render service over their service lives on a relatively consistent basis and, therefore, the profit or loss effects of pension benefits or post retirement healthcare benefits are earned in, and should be expensed in the same pattern.

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

        Refer to notes 27 and 28 of our Group Annual Financial Statements for the key assumptions, the benefit obligations, plan assets, net periodic pension cost and the impact on the future financial results of the Group in relation to post employment benefits that may arise due to changes in economic conditions, employee demographics and investment performance as at the end of September 2009 and September 2008.

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

Adoption of accounting standards in fiscal 2009

        The following standards, interpretations and significant amendments or revisions to standards have been adopted by the Group in fiscal 2009:

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

        The early adoption of the revised standard did not have an impact on the Group's reported results or financial position.

Accounting Standards, interpretations and amendments to existing standards that are not yet effective

        The Group has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on or after October 1, 2009 or later periods. These new standards and their effective dates for the Group's annual accounting periods are listed below:

  •
  IFRS 8—Operating segments (September 2010)

  •
  IFRIC 15—Agreements for the Construction of Real Estate (September 2010)

  •
  IFRIC 17—Distributions of Non-cash Assets to Owners (September 2010)

  •
  IFRIC18—Transfers of Assets from Customers (September 2010)

  •
  Revision to IFRS 3: Business Combinations (September 2010)

  •
  Amendments to IAS 27 Consolidated and Separate Financial Statements, IAS 28 Investments in Associates and IAS 31 Investments in Joint Ventures (September 2010)

  •
  Amendments to IFRS 2 vesting conditions and cancellations (September 2010)

  •
  Amendments to IFRS 2 Group cash-settled share based payment transactions (September 2010)

  •
  Amendments to IFRS 7 Financial Instruments: Disclosure (September 2010)

  •
  Amendment to IAS 39 Financial Instruments: Recognition and Measurement on Eligible Hedged Items (September 2010)

  •
  Amendments to IFRIC 9 Reassessment of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement (September 2010)

  •
  Various improvements to IFRS

        The Group is currently evaluating the impact of the adoption of these standards, amendments and interpretations in future periods.

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

        Following the retirement of David Charles Brink and Dr Franklin Abraham Sonn effective on December 31, 2009, we appointed Peter Nlkateko Mageza and Dr Rudolf Thummer as non-executive directors of the Board of Sappi Limited effective January 1, 2010 and February 1, 2010 respectively.

Non-executive directors

Daniël (Danie) Christiaan Cronjé Chairman Age: 63 Qualifications: B Com (Hons), MCom, DCom Nationality: South African Appointed: January 2008

Sappi board committee memberships
Human Resources and Transformation committee (chairman)
Nomination and Governance committee*
(Attends Audit committee meetings and Compensation committee meetings ex officio)
*Chairman from January 1, 2010
 Other board and organization memberships
Eqstra Holdings Limited (chairman)
TSB Sugar Holdings Limited
 Skills, expertise and experience
Dr Cronjé retired in July 2007 as chairman of both ABSA Group Limited and ABSA Bank Limited (a leading South African banking organization in which Barclays plc obtained a majority share in 2005). Dr Cronjé had been with ABSA Group since 1975 and held various executive positions including group chief executive for four years and chairman for 10 years. Prior to that Dr Cronjé was lecturer in Money and Banking at Potchefstroom University.

David (Dave) Charles Brink
Senior Independent Director
Age: 70*
 Qualifications: MSC Eng
(Mining), DCom (hc),
Graduate Diploma (Company Direction)
 Nationality: South African
 Appointed: March 1994
*Retires December 31, 2009

Sappi board committee memberships
Audit committee
Compensation committee (chairman)
Nomination and Governance committee
 Other board and organization memberships
ABSA Bank Limited (chairman)
ABSA Group Limited (chairman)
Steinhoff International Holdings Limited
SA Institute of directors (vice president)
The Business Trust (South Africa)
The National Business Initiative (South Africa)
 Skills, expertise and experience
Mr. Brink retired from the boards of BHP Billiton Limited and BHP Billiton plc in November 2007 after serving on those boards and their predecessor companies since 1994. He is also a past chief executive officer and chairman of construction group Murray and Roberts Holdings Limited.
Professor Meyer Feldberg Age: 67 Qualifications: BA, MBA, PhD Nationality: American Appointed: March 2002

Sappi board committee memberships
Compensation committee*
Nomination and Governance committee (chairman)**
* Chairman from 01 January 2010
** Member only from 01 January 2010
 Other board and organization memberships include
British American Business Council (advisory board member)
Columbia University Business School
Macy's, Inc
Morgan Stanley (senior adviser)
New York City Ballet
New York City Global Partners (president)
PRIMEDIA, Inc
Revlon, Inc
UBS Global Asset Management
University of Cape Town Graduate School of Business
 Skills, expertise and experience
Professor Feldberg's career has included teaching and leadership positions in the business schools of the University of Cape Town, Northwestern and Tulane. He served as president of Illinois Institute of Technology for three years and as dean of Columbia Business School for 15 years. He is currently dean emeritus and professor of leadership at Columbia Business School. He has served on the Council of Competitiveness in Washington, DC. In 2001, the International Centre in New York honored Professor Feldberg as a distinguished foreign-born American who has made a significant contribution to American life.

James (Jim) Edward Healey Age: 67 Qualifications: BSc (Public Accounting), Honorary Doctor (Commercial Science), Certified Public Accountant (USA) Nationality: American Appointed: July 2004

Sappi board committee memberships
Audit committee
Human Resources and Transformation committee
Sappi Fine Paper North America Audit committee (chairman)
 Other board and organization memberships
Skills, expertise and experience
He has held various senior financial positions in a career spanning 37 years. In 1995, Mr. Healey became vice president and treasurer of Bestfoods, formerly CPC International Inc. In 1997, he became executive vice president and chief financial officer of Nabisco Holdings Inc, one of the world's largest snack food manufacturers, a position from which he retired at the end of 2000.
Deenadayalen (Len) Konar Age: 55 Qualifications: BCom, MAS, DCom, CA (SA) Nationality: South African Appointed: March 2002

Sappi board committee memberships
Audit committee (chairman)
Human Resources and Transformation committee
Sappi Southern Africa Audit committee (chairman)
 Other board and organization memberships include
Exxaro Resources Limited (acting chairman)
Illovo Sugar Limited
Implementation Oversight Panel of the World Bank (co-chairman)
JD Group Limited,
Mustek Limited (chairman)
South African Reserve Bank
Steinhoff International Holdings Limited (chairman)
 Skills, expertise and experience
Previously professor and head of the department of Accountancy at the University of Durban–Westville, Dr Konar is a member of the King Committee on Corporate Governance in South Africa, the Securities Regulation Panel and the SA Institute of Directors. He is a past member and chairman of the external audit committee of the International Monetary Fund.

Helmut Claus-Jurgen Mamsch Age: 65 Nationality: German Appointed: January 2004

Sappi board committee memberships
Audit committee
Compensation committee
Sappi Fine Paper Europe Audit committee (chairman)
 Other board and organization memberships
Electrocomponents plc (chairman)
GKN plc.
 Skills, expertise and experience
Mr. Mamsch studied economics at Deutsche Aussenhandels-und Verkehrs-Akademie, Bremen and also received training in business administration and shipping in Germany, the UK and Belgium. He worked for 20 years in international trade and shipping. In 1989, he joined VEBA AG (now E ON AG), Germany's largest utility-based conglomerate. From 1993 to 2000 he was a VEBA AG management board member and, as from 1998, responsible for their United States electronic businesses and their corporate strategy and development. In 1997, he joined Logica as a non-executive director and until 2007 was their deputy chairman.
John (Jock) David McKenzie Age: 62 Qualifications: BSc Chemical Engineering (cum laude), MA Nationality: South African Appointed: September 2007

Sappi board committee memberships
Compensation committee
Sustainability Executive committee (chairman of this management committee)
 Other board and organization memberships
Accelerate Cape Town
Coronation Fund Managers
University of Cape Town Foundation (chairman)
 Skills, expertise and experience
Mr. McKenzie joined the Sappi board after having held senior executive positions globally and in South Africa. He is a former president for Asia, Middle East and Africa Downstream of the Chevron Texaco Corporation and also served as the chairman and chief executive officer of the Caltex Corporation. He was a member of the Singapore Economic Development Board from 2000–2003.

Karen Rohn Osar Age: 60 Qualifications: BA, MBA, Finance Nationality: American Appointed: May 2007

Sappi board committee memberships
Audit committee
 Other board and organization memberships
Innophos Holdings, Inc (chairperson of audit committee)
Webster Financial Corporation
 Skills, expertise and experience
Ms Osar was executive vice president and chief financial officer of specialty chemicals company Chemtura Corporation until her retirement in March 2007. Prior to that, she held various senior management and board positions in her career. She was vice president and treasurer for Tenneco, Inc and also served as chief financial officer of Westvaco Corporation and as senior vice president and chief financial officer of the merged MeadWestvaco Corporation. Prior to those appointments she spent 19 years at JP Morgan and Company, becoming a managing director of the Investment Banking Group. She has chaired several board audit committees.
Bridgette Radebe Age: 49 Qualifications: BA (Pol Sc and Socio) Nationality: South African Appointed: May 2004

Sappi board committee memberships
Human Resources and Transformation committee
 Other board and organization memberships
Mmakau Mining (Pty) Ltd (executive chairperson)
South African Mining Development Association (president)
Minerals and Mining Development Board (vice president)
New Africa Mining fund (founder and board trustee)
 Skills, expertise and experience
Ms Radebe was the first black South African deep level hard rock mining entrepreneur in the 1980s. She has more than a decade of experience in contract mining, mining construction and mining mergers and acquisitions. She is founder of Mmakau Mining which has investments in platinum, coal, chrome and gold mines as well as shaft sinkers. She participated in the design of the South African Mining Charter and present mining legislation.

Sir Anthony Nigel Russel Rudd Age: 63 Qualifications: DL, Chartered Accountant Nationality: British Appointed: April 2006

Sappi board committee memberships
Compensation committee
Nomination and Governance committee
 Other board and organization memberships
BAA Limited (chairman)
BAE Systems plc
Invensys plc (deputy chairman)
Pendragon plc (chairman)
 Skills, expertise and experience
Sir Nigel Rudd has held various senior management and board positions in a career spanning more than 35 years. He founded Williams plc in 1982 and the company went on to become one of the largest industrial holding companies in the United Kingdom. He was knighted by the Queen for services to the manufacturing industry in the UK in 1996 and holds honorary doctorates from both the Loughborough and Derby Universities. In 1995, he was awarded the Founding Societies Centenary Award by the Institute of Chartered Accountants. He is a Deputy Lieutenant of Derbyshire and a Freeman of the City of London.
Franklin Abraham Sonn Age: 70* Qualifications: BA Hons, HdipEd Nationality: South African Appointed: July 1999 *Retires December 31, 2009

Sappi board committee memberships
Nomination and Governance committee
 Other board and organization memberships
include
African Star Ventures (Pty) Ltd (chairman)
Ekapa Mining (Pty) Ltd (chairman)
Esorfranki Limited
Imalivest (Pty) Ltd (chairman)
KV 3 Engineers (Pty) Ltd (chairman)
Macsteel Service Centres SA (Pty) Limited
Pioneer Group Limited
RGA Reinsurance Co of SA Limited
Steinhoff International Holdings Limited
University of Cape Town Graduate School of Business (executive in residence)
University of the Free State (chancellor)
Xinergistix Management Services (Pty) Limited
 Skills, expertise and experience
Dr Sonn was formally Rector of Peninsula Technikon in Cape Town for 17 years and was appointed democratic South Africa's first Ambassador to the United States from 1995 to 1998. Dr Sonn is the recipient of twelve honorary doctorates in Law, Education, Humanities and Philosophy from various institutions in South Africa, Europe and North America. He is chairman, trustee and patron to numerous organizations of civil society. He retired recently as chairman of Airports Company South Africa Limited and as non-executive director of ABSA Group, Metropolitan Holdings Limited and Metropolitan Life Limited.

Executive Directors
Roeloff (Ralph) Jacobus Boëttger Chief Executive Officer Age: 48 Qualifications: BAcc Hons, CA (SA) Nationality: South African Appointed: July 2007

Sappi board committee memberships
Attends meetings of all board committees by invitation
 Skills, expertise and experience
At the age of 34 he was appointed chief executive officer of Safair and the next year appointed to the executive committee of Safmarine Limited. From 1998 until July 2007 he was with Imperial Holdings following Imperial's acquisition of Safair. From 2002 he was an executive director of Imperial Holdings with responsibility for their local and international logistics operations, the aviation division and the heavy commercial vehicle distribution operations. His field of responsibility encompassed businesses operating in southern Africa, numerous European countries, the Middle East and Asia. He is well versed in managing an operation with diverse cultures.
Mark Richard Thompson Chief Financial Officer Age: 57 Qualification: BCom, BAcc, LLB, CA (SA) Nationality: South African Appointed: August 2006

Sappi board committee memberships
Attends Audit committee meetings by invitation
 Skills, expertise and experience
Mr. Thompson joined Sappi in 1999 as group corporate counsel and was appointed to his present position in August 2006. Prior to joining Sappi, he was group treasurer at Anglo American, managing director of Discount House Merchant Bank and previously head of the corporate finance division of Central Merchant Bank.

Senior Management

        Mark Gardner (54) BSc, President and Chief Executive Officer of Sappi Fine Paper North America

        Mr. Gardner joined Sappi in 1981. Prior to accepting the position of President and Chief Executive Officer, Mr. Gardner held the roles of Vice President Manufacturing and Vice President, Supply Chain. He has also worked in a variety of production management roles, including Production Manager at the Westbrook mill, Paper mill Manager at the Somerset mill, Managing Director at the Muskegon mill and Director of Engineering and Manufacturing Technology position at the regional head office in Boston. He holds a B.Sc. degree in Industrial Technology from the University of Southern Maine. Mr. Gardner has received the TAPPI (Technical Association of the Pulp and Paper Industry)/PIMA (Paper Industry Management Association) 2009 Executive of the year award. The award is the highest recognition for leadership and management given by PIMA. He currently also serves on the board of directors of the American Forest & Paper Association and the NPTA Alliance.

        Robert Darsie Hope (57), BA (Hons) Economics, MRICS, Group Head Strategic Development

        Since joining Sappi in 1976, Mr. Hope has held a number of management roles including General Manager of Sappi Sawmills, Managing Director of Sappi Trading and is currently Group Head Strategic Development.

        Jan Harm Labuschagne (49) B.Com (Hons), CA (SA), Chief Executive Officer of Sappi Forest Products

        Mr. Labuschagne joined Sappi in 1992 as Divisional Financial Controller. In 1996, he was appointed as Financial Director of the Timber Industries Division. Subsequent to Sappi's acquisition of the KNP Leykam in Europe, he was seconded to the newly formed European head office in Brussels as

Director Accounting. In 2002 he was appointed as Financial Director of Sappi Forest Products operations. He was appointed to his current position in January 2007. Mr. Labuschagne was appointed a Board member of the South African Institute of Chartered Accountants in 2006, and was elected for a two year term as Chairman in May 2009. He also serves as Chairman of the Executive, Strategy and Nomination Committees and is also a member of the HR Committee of the South African Institute of Chartered Accountants.

        Andrea Rossi (56) BSc Eng. (Hons), C.Eng, Group Head Technology

        Mr. Rossi joined Sappi in 1989. Prior to accepting the position of Group Head Technology, Andrea held the roles of Project Director of the Sappi Saiccor Amakhulu Expansion project, Strategic Projects Director of Sappi Forest Products, Sappi Kraft Manufacturing Director, Managing Director Sappi Forests, General Manager Enstra mill, Project Director Enstra mill expansion, Project Manager for the Sappi Saiccor Mkomazi Expansion and Engineering Services for Sappi Management Services.

        Lucia Adele Swartz (52) BA, Dip HR., Group Head Human Resources

        Ms Swartz joined Sappi in May 2002. Prior to joining Sappi she worked for the Seagram Spirits and Wine Group as Human Resources Director, Global Functions based in New York. She holds a BA in Psychology and Geography from the University of the Western Cape and a Diploma in Human Resources from the Peninsula Technikon.

        Alexander van Coller Thiel (48) BSc Mech Eng, MBA, Integration Executive

        Mr. Thiel joined Sappi in December 1989 as the Executive Assistant to the Executive Chairman in Johannesburg. In April 1993, as part of Sappi's expansion into Europe, he moved to Brussels as the Administration Manager reporting to the Managing Director of Sappi Europe. With the creation of Sappi Fine Paper Europe he was appointed in February 1998 as Manager Marketing Intelligence, reporting to the Sales and Marketing Director. In January 2003 he became the Director Logistics for Sappi Fine Paper Europe, reporting to the Chief Executive Officer of Sappi Fine Paper Europe. He was appointed as Group Head Procurement at Sappi Limited in January 2008 and Integration Executive, in charge of the integration of the Acquired Business into Sappi operations, in September 2008.

        Berend (Berry) John Wiersum (54) MA, Chief Executive Officer of Sappi Fine Paper Europe

        Mr. Wiersum joined Sappi in January 2007 as Chief Executive Officer Sappi Fine Paper Europe. Prior to joining Sappi, Berry was a freelance mergers and acquisitions consultant for one year. He previously was Managing Director Kappa Packaging and member of the management board in Eindhoven (The Netherlands) where he was responsible for overseeing over 90 packaging plants across Europe, Russia, the Mid East and North Africa. He holds a master's degree in medieval & modern history from St. Andrews University Scotland. Mr. Wiersum is currently also the Vice-Chairman of the board of CEPI (Confederation of European Paper Industries), and has been appointed Chairman of that board effective from January 1, 2010.

Executive Officers

        The Executive Directors and the people listed as senior management above are the Executive Officers of Sappi.

Board Practices

        At every annual general meeting, as near as possible to, but not less than, one third of the directors (excluding any Director appointed after the conclusion of the preceding annual general meeting, the Executive Chairman, the Chief Executive Officer and the Managing Director) are required to retire from office but are eligible for re-election. The directors to retire are those who have been longest in office since their last election, or as between directors who have been in office for an equal length of time since their last election, in the absence of agreement, determined by lot. In addition, the appointment of any director appointed since the last annual general meeting will be required to be confirmed. Any director so appointed will also retire at the meeting and be eligible for re-election.

        The following table sets forth the terms of office of the Directors.

Name	Start of term	Latest date of end of term
Roeloff Jacobus Boëttger	2008	2013
David Charles Brink	2009	2009
Daniël Christiaan Cronjé	2008	2011
Meyer Feldberg	2009	2012
James Edward Healey	2009	2012
Deenadayalen Konar	2008	2010
Helmut Claus-Jürgen Mamsch	2009	2012
John David McKenzie	2008	2010
Karen Rohn Osar	2008	2011
Bridgette Radebe	2008	2011
Sir Nigel Anthony Russell Rudd	2007	2010
Franklin Abraham Sonn	2008	2009
Mark Richard Thompson	2007	2010

        No retirement or other benefits arise from the retirement of Directors by rotation or on termination for any other reason.

Compensation

        The non-executive directors' fees are proposed by the Executive Committee and agreed by the Compensation Committee and approved by the Board, subject to final approval by shareholders.

        See notes 35 to 37 to our Group Annual Financial Statements contained elsewhere in this Annual Report for details, by director, on Directors' remuneration, Directors' service contracts, Directors' interests and Directors' participation in the Sappi Limited Share Incentive Trust and Sappi Limited Performance Share Incentive Plan.

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

        The Audit Committee consists of five independent non-executive directors of the Board (David Charles Brink, James Edward Healey, Deenadayalen Konar (Chairman), Helmut Claus Jürgen Mamsch and Karen Rohn Osar) and is directed by a specific mandate from the Board. The adequacy of the mandate is reviewed and reassessed annually. The Chairman of the Group attends Committee meetings ex officio. The Audit Committee meets with senior management, which includes the Chief Executive Officer and the Chief Financial Officer, at least four times a year. The external and internal auditors attend these meetings and have unrestricted access to the Committee and its Chairman. The Audit Committee

also meets at least once per year with the management Disclosure Committee. The external and internal auditors meet privately with the Audit Committee Chairman on a regular basis. The Audit Committee Chairman attends the annual general meeting. Deenadayalen Konar has been designated as the Audit Committee's financial expert.

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

Human Resources and Transformation Committee

        The Human Resources and Transformation Committee of the Board consists of three independent non-executive directors (Daniël Christiaan Cronjé, the chairman of the Group, and of the Human Resources and Transformation Committee, James Edward Healey, Deenadayalen Konar and Bridgette Radebe). The responsibilities of the Committee are, among other things, to determine human resource policy and strategy. In addition the Committee overseas Transformation issues in South Africa.

Compensation Committee

        The Compensation Committee of the Board consists of five independent non-executive directors (David Charles Brink (Chairman), Meyer Feldberg, Helmut Claus-Jürgen Mamsch, John "Jock" David McKenzie and Sir Nigel Rudd). The responsibilities of the Committee are mainly to determine the remuneration and incentives in respect of the Chief Executive Officer and those executives reporting directly to the Chief Executive Officer. The Chairman of the Group attends meetings of the Committee ex officio.

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

  •
  Provide a brief description of any significant difference between its corporate governance practices and those followed by United States companies under the NYSE listing standards, and

  •
  Maintain a publicly accessible website that includes a printable version of its audit committee charter and the description of significant differences in corporate governance practices mentioned above. In accordance with new NYSE rules, Sappi continues to make available on its website its Annual Reports on Form 20-F.

        As Sappi is listed on the JSE Limited in Johannesburg, Sappi is required to comply with the King Report on Corporate Governance for South Africa—2002. Although there are differences between the King Report and the NYSE corporate governance rules, Sappi believes it is in compliance with the King Report and has voluntarily adopted corporate governance practices that do not differ in any significant ways from the requirements of the NYSE corporate governance rules. A revised King Report (III) was issued in September 2009 and Sappi will be implementing any required changes during fiscal 2010. Management does not anticipate that significant changes will be required.

Employees

        The following table sets forth the number of employees as at the close of each fiscal year ended September.

	2009		2008	2007
Sappi Fine Paper
North America	2,336		2,571	2,639
Europe	6,710	(1)	4,896	4,944
Southern Africa	1,720		1,870	1,896
Sappi Forest Products	5,422		5,575	5,358
Sappi Trading	154		153	154
Corporate Office	85		91	90

Total	16,427		15,156	15,081

(1)
Includes employees transferred from M-real as part of the Acquisition.

North America

        Approximately 65% of employees are represented by eleven collective bargaining agreements with seven different unions. The majority of Sappi Fine Paper North America's (SFPNA) hourly employees are represented by the United Steelworkers (USW) union. The labor contracts with the USW expire in August 2010 and August 2011 respectively for the Somerset and Westbrook mills. The Cloquet mill's union contract with the USW and the National Conference of Firemen and Oilers (NCF&O) expired during May 2009, and negotiations commenced during April 2009. In November 2009, the NCF&O ratified the company's offer while the USW rejected the company's offer.

        In March 2009, SFPNA announced the suspension of operations at the Muskegon mill starting in April 2009. This suspension affected approximately 190 salaried and hourly employees. This was followed by a decision in August to permanently cease operations at the mill. The decision to suspend and ultimately cease operations at the Muskegon mill was made in light of unprecedented industry-wide weakness in demand for coated freesheet products. The remaining SFPNA mills are responsible for producing the range of products to be offered by the company. We are currently in negotiations with the union to provide severance benefits to the hourly workers.

        Sappi Fine Paper North America has experienced no work stoppage in the past eighteen years and believes that its relationship with its employees is satisfactory. While we hope to reach agreements with our unions when the contracts expire, in the event that agreements cannot be reached and a prolonged work stoppage that results in a curtailment of output ensues at any of these sites, our business could be negatively affected.

Europe

        The integration of the Acquisition progressed well. The inclusion of our four new mills at Biberist (Switzerland), Kangas (Finland), Kirkniemi (Finland) and Stockstadt (Germany) as well as the further enhancement of our Commercial and SG&A staff brought the headcount from some 4,900 employees to some 6,710 employees.

        The European restructuring plan was introduced in fiscal 2006. The original number of employees expected to be affected by this plan was 650. From a total of 650, 450 employees were expected to receive termination benefits. The remaining number of 200 employees was comprised of those who were employed on a contractual basis as well as employees nearing retirement. The number of employees expected to receive termination benefits was revised from 450 to 357 at September 2007 and further revised to 347 at the end of fiscal 2008, of which 340 were terminated as of September 2009. This restructuring was implemented as a result of detailed diagnostics and redesign of our systems, processes and structures to improve cost efficiencies and to improve our position for future growth. Employees and their representative unions and work councils have been informed and consulted in line with statutory requirements and past practice.

        A substantial number of Sappi Fine Paper Europe employees are represented by trade unions.

        Sappi Fine Paper Europe is subject to industry-wide collective agreements that are in place with trade unions in Germany, Finland, Switzerland, Austria and Belgium and which relate to its employees in each of the relevant mills. At our mills in The Netherlands, Sappi Fine Paper Europe has entered into shop-floor agreements with the respective trade unions. Although we have in the past and may in the future experience work stoppages and other labor conflicts, such as a seven-day work stoppage at our Lanaken mill in September 2008, overall labor relations have been stable in Europe.

        In addition to trade unions, Sappi Fine Paper Europe also consults with various local, national and European works councils. These works councils serve primarily in an advisory role. Sappi Fine Paper Europe is required, under certain circumstances, to keep the works councils informed of activities that affect the work force and to consult with one or more of the works councils before proceeding with a course of action. This is especially relevant for any major reorganization.

        During April and May of 2009 an agreement was reached with the unions and / or works councils at Kirkniemi in Finland and at Biberist in Switzerland to reduce the workforce by 90 and 49 employees respectively, over the next one to two years. On December 10, 2009, we announced the permanent closure of the Kangas mill by no later than the end of March 2010. The Kangas mill employs approximately 150 employees.

Southern Africa

        In southern Africa, we operate within a unionized environment. There are four recognized unions, namely: Chemical, Energy, Paper, Printing, Wood Allied Workers' Union (CEPPWAWU); United Association of South Africa (UASA); Solidarity; South African Agricultural & Plantations Allied Workers Union (SAAPAWU); Swaziland Agricultural & Plantations Allied Workers Union (SWAPAWU). The unions act jointly in most instances to leverage their collective power. At Usutu (Swaziland), union negotiations are conducted at plant level. In South Africa, unions represent approximately 65% of all employees falling within the bargaining unit, and 56% of all employees employed in Sappi. At Usutu (Swaziland), union representation is 77%.

        South Africa experienced an unstable industrial relations climate across all industries over the past 12 months. Most industries experienced strikes for varying periods of time. It was within this turbulent environment that wage negotiations for the Pulp and Paper sector commenced on May 26, 2009. These negotiations were concluded on July 28, 2009, after an 8 day strike action was convened by three unions acting collectively. A wage settlement of 9% across the board settled the wage dispute and brought an end to the strike action.

        On October 30, 2009, we announced the intended closure of Sappi Usutu Pulp mill in Swaziland and the restructuring of the forestry business in Swaziland in response to market conditions and forest fire damage. The intended closure would affect the majority of the mill staff. Staff, union representatives and all other relevant stakeholders are being consulted to finalize restructuring and redundancy proposals.

        We are in the process of restructuring certain production components at the Ngodwana, Tugela and Enstra mills. Staff, union representatives and all other relevant stakeholders are being consulted to finalize restructuring and redundancy proposals. At November 2009, it is estimated that 227 employees will be affected.

        In southern Africa, we have a well developed and comprehensive program to address HIV prevention and health care. The aim is to minimize the impact of HIV / AIDS on employees through integrated response strategies that focus on prevention and treatment as well as empowering employees through knowledge and awareness of the pandemic.

        Our HIV / AIDS response strategy places special emphasis on testing and counseling as a means of controlling the pandemic. Since August 2002, our medical care for employees has included treatment to prevent mother to child transmission. Anti-retroviral treatment has been offered to HIV-infected permanent employees from the beginning of 2003. Approximately 56% of our employees that are predicted HIV positive are registered on managed care programs. Industry norm figures indicate a registration rate on treatment programs of between 18.2% and 25%. We have been very successful in encouraging employees to join the voluntary counseling and testing programs and where appropriate, ensure registration on treatment programs.

        The Employment Equity Act (No. 55 of 1998) requires employers who employ 50 or more employees to implement affirmative action measures designed to ensure that suitably qualified persons from previously disadvantaged groups have equal opportunities and are equitably represented in the workforce. The provisions of the Employment Equity Act which pertain to the prohibition of unfair discrimination, the monitoring by employees and trade union representatives of compliance with the Act, the institution of legal proceedings concerning contraventions of the Act, the protection of employee rights and the formulation of codes of good practice and regulations pertaining to the Act were implemented on August 9, 1999. The implementation of the balance of the Act, dealing primarily with affirmative action measures, commenced on December 1, 1999. As required by the Act, we drafted employment equity plans after consultation with representative employee forums and have submitted the prescribed reports to the Department of Labor. A latest annual employment equity report and plan for the next two years will be submitted by January 31, 2010 as required by law.

        The Skills Development Act (No. 97 of 1998), which came into force on September 10, 1999, provides an institutional framework to devise and implement workplace strategies in order to develop and improve the skills of the South African workforce. The financing of skills development is provided for under the Skills Development Levies Act by means of a levy / grant system.

        The Skills Development Act, Skills Development Levies Act and the South African Qualifications Authorities Act (No. 58 of 1995), including amendments to the latter, have continued to receive significant attention during the past year. Equity forums established under the Employment Equity Act are mandated to serve as Learning Forums, and their constitutions, roles and responsibilities continue to be encouraged. The forums played a major role in preparing the Skills Plans submitted to the Forest Industries Education and Training Authority ("FIETA"). A skills levy of 1%, specified in accordance with the Skills Development Levies Act, was paid via Internal Revenue to the FIETA. With the amendments to the National Skills strategy for 2005 to 2010, the grant amounts and claim processes have significantly changed to ensure consultation between management and employee representatives.

        PAMSA (Paper Manufacturers Association of South Africa) obtained R 1.4 million in funding from the FIETA for the development of training material for the pulp and paper industry. The training material is integrated with the 144 NQF Unit Standards for Pulp and Paper. Assessment guides and facilitation kits are provided to facilitate assessment against the Unit Standards to assist training personnel to carry out knowledge transfer. Representatives from the industry were part of the Material Development Project to ensure that the material is "fit for use" and relevant. The material will facilitate uniform assessment of recognizing prior learning across the industry. This initiative will benefit the industry in South Africa as candidates who successfully complete their training and development will receive a nationally recognized qualification in terms of the National Qualification Framework.

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

        The JSE Limited (Johannesburg Stock Exchange) recently amended Schedule 14 of its Listings Requirements in its entirety. As a result the Share Incentive Scheme has in November 2009 revised its rules to comply with the new Schedule 14. The main change for the Share Incentive Scheme is the limitation of Trustees and Sappi Limited Board of Directors discretionary powers relating to prospective Share Incentive Scheme share issues to its participants. Other minor amendments to the rules were also made to comply with the new requirements. The Company submitted the revised Share Incentive Scheme rules to the JSE in November 2009 and is awaiting the approval thereof. See "Item 19—Exhibits—Exhibit 4.1" for the revised Share Incentive Scheme rules submitted to the JSE.

The Sappi Limited Performance Share Incentive Trust ("Plan")

        From the 2005 fiscal year we have also offered a performance share incentive plan to eligible officers and employees. Under the Sappi Limited Performance Share Incentive Trust (the "Performance Share Incentive Plan"), officers or other employees of Sappi, its subsidiaries and other entities controlled or jointly controlled by Sappi selected by the Sappi Board of Directors are offered Conditional Contracts to acquire Shares for no cash consideration. If the performance criteria from time to time determined by the Human Resources Committee or Compensation Committee of the Board ("Performance Criteria") applicable to each Conditional Contract are met or exceeded, then Participants are entitled to receive such number of shares as specified in the Conditional Contract for no cash consideration after the fourth anniversary of the date on which the board resolves to award a Conditional Contract to that Participant. The Performance Criteria entails a benchmarking of the company's performance against an appropriate peer group of companies.

        The JSE Limited recently amended Schedule 14 of its Listings Requirements in its entirety. As a result the Performance Share Incentive Plan has in November 2009 revised its rules to comply with the new Schedule 14. The main change for the Performance Share Incentive Plan is the limitation of Trustees and Sappi Limited Board of Directors discretionary powers relating to prospective Performance Share Incentive Plan share issues to its participants. Other minor amendments to the rules were also made to comply with the new requirements. The Company submitted the revised Performance Share Incentive Plan rules to the JSE and is awaiting its approval thereof. See "Item 19—Exhibits—Exhibit 4.14" for the revised Performance Share Incentive Plan rules submitted to the JSE.

        For a detailed description of the Share Incentive Scheme and the Performance Share Incentive Plan see Note 29 to our Group Annual Financial Statements included elsewhere in this Annual Report.

Directors and Senior Management

        At the end of fiscal 2009, certain Directors and Senior Management of Sappi had been granted an aggregate of 298,100 Share Options, 343,640 Allocation Shares and 2,623,000 Performance Shares. None of the Directors and Senior Management of Sappi holds more than 1% of our issued share capital. See notes 35 to 37 to our Group Annual Financial Statements contained elsewhere in this Annual Report for details individually by director and for senior management, of participation in the Sappi Limited Share Incentive Trust and the Sappi Limited Performance Share Incentive Trust.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information with respect to the ownership of the ordinary shares, R1.00 par value, of Sappi Limited by the shareholders of record of Sappi Limited as of September 25, 2009, holding 5% or more of the outstanding ordinary shares.

Name of Registered Holder	Number of Shares	Percentage
Nedcor Bank Nominees Limited(1)	160,464,119	31.1
Standard Bank Nominees (Transvaal) (Proprietary) Limited(1)(2)	155,099,084	30.1
First National Nominees (Proprietary) Limited(1)	98,172,485	19.0
ABSA Nominees (Proprietary) Limited(1)	50,265,632	9.7
Public Investment Commissioner (PIC)	43,340,842	8.4
All Directors and Executive Officers as a Group	340,105	0.07

(1)
The registered holders have advised us that they hold shares for numerous clients.

(2)
Includes all the ADS shares which are held through the Standard Bank Nominees (Transvaal) (Proprietary) Limited.

        The authorized share capital of Sappi Limited consisted of 325,000,000 shares as of September 28, 2008, was increased to 1,325,000,000 on November 4, 2008, and was subsequently reduced to 725,000,000 on March 2, 2009. As of September 25, 2009, the issued share capital consisted of 537,117,864 shares, of which 21,384,559 shares are held in treasury. The remaining 515,733,305 issued shares have full voting rights. It is common in South Africa for shares to be held through nominees. As of September 25, 2009, the five largest shareholders of record (four of which are nominees) owned approximately 98.4% of the shares. We believe that, as of September 25, 2009, based on registered addresses and disclosure by nominee companies, 12% of our shares were held beneficially in North America, 75% of our shares were held beneficially in South Africa and 13% of our shares were held beneficially in Europe and elsewhere, excluding the shares owned by our subsidiaries.

        On September 30, 2009, there were 40 registered holders of ADSs holding 10,777,409 ADSs, representing 2.1% of our issued share capital.

        Pursuant to the Companies Amendment Act Number 37 of 1999, where securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interest in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every three-month period to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and price of securities issued by that issuer held on behalf of each such person. We have authorized JP Morgan Cazenove to conduct a monthly investigation into the beneficial ownership of Sappi Limited shares including those in nominee holdings. All beneficial holdings are investigated to determine whether there are any shareholders who hold 5% or more of our shares and these investigations have as of September 25, 2009, revealed the following beneficial holders of more than 5% of the issued share capital of Sappi Limited:

Name of Shareholder	Number of Shares	Percentage
Public Investment Commissioner (South Africa)	43,340,842	8.4
Old Mutual Life Assurance Co Ltd (South Africa)	25,987,096	5.0

        Further, as a result of these investigations, we have ascertained that some of the shares registered in the names of the nominee holders are managed by various fund managers and that, as of

September 25, 2009, the following fund managers were responsible for 5% or more of the issued share capital of Sappi Limited.

Name of Fund Manager	Number of Shares Managed	Percentage
Allan Gray Investment Council (South Africa)	153,036,665	29.7
Investec Asset Management (South Africa)	66,834,079	13.0
Old Mutual Asset Managers (South Africa)	42,578,535	8.3

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

        In November and December 2008, Sappi conducted a renounceable rights offer of 286,886,270 new ordinary shares of ZAR 1.00 each to qualifying Sappi shareholders recorded in the shareholders register at the close of business on Friday November 21, 2008, at a subscription price of ZAR 20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The rights offer was fully subscribed and the shareholders received their shares on December 15, 2008. The rights offer raised ZAR 5,815,184,693 (approximately US$ 575 million) which was used to partially finance the Acquisition and related costs.

        On December 31, 2008, a € 32 million equivalent in ZAR portion of the Acquisition consideration was funded through the issue of 11,159,702 ordinary shares of Sappi Limited to M-real Corporation (the "Consideration Shares"), with the actual number of such Consideration Shares having been determined based on the average weighted closing price of the shares and certain adjustments in respect of the rights offering and other anti-dilutive protections. See Note 34 of the Group Annual Financial Statements contained elsewhere in this Annual Report.

Related Party Transactions

        For information on related party transactions, see note 31 to our Group Annual Financial statements contained elsewhere in this Annual Report.

        In November and December 2008, Sappi conducted a renounceable rights offer of 286,886,270 new ordinary shares of ZAR 1.00 each to qualifying Sappi shareholders recorded in the shareholders register at the close of business on Friday November 21, 2008, at a subscription price of ZAR 20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The rights offer was fully subscribed and the shareholders received their shares on December 15, 2008. The rights offer raised ZAR 5,815,184,693 (approximately US$ 575 million) which was used to partially finance the Acquisition and related costs.

        In connection with the rights offer, certain investment managers, namely Allan Gray Limited and RMB Asset Management (Proprietary) Limited (the "Investment Managers"), of certain of our shareholders, holding in aggregate 34% of our ordinary shares as of the end of August 2008, entered into agreements with us pursuant to which the Investment Managers irrevocably committed for our benefit (i) to subscribe for rights on behalf of their clients for whom the Investment Managers had the absolute discretion to deal (corresponding to approximately 10% of our ordinary shares at the time) and (ii) to subscribe for rights on behalf of their clients for which the Investment Managers had discretion to make investment decisions (corresponding to approximately 24% of our ordinary shares at the time).

ITEM 8.    FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

        See "Item 18—Financial Statements" and the Group Annual Financial Statements contained in this Annual Report for the Report of the Independent Auditors.

Legal Proceedings

        We become involved from time to time in various claims and lawsuits incidental to the ordinary course of our business. We are not currently involved in legal proceedings which, either individually or in the aggregate, are expected to have a material adverse effect on our business, assets or properties.

North America

        On June 29, 2009, the State of Maine, Department of Inland Fisheries and Wildlife, issued a decision requiring Sappi Fine Paper North America to install a fish passage at the Cumberland mills dam associated with the Westbrook mill, the most downriver dam on the Presumpscot River. A second hearing that began on November 18, 2009 to determine further fishway requirements, including design and operation, has been continued until January 2010, and a decision is expected during the second quarter of 2010. The installation of a fishway on the Cumberland mills dam will trigger the obligation to install fishways at Sappi Fine Paper North America's dams upstream of the Cumberland mills dam as well, to allow natural fish migration and thus promote the restoration of native species to the river. The total cost of all fishways associated with Sappi's dams along the Presumpscot River is estimated to be in the range of approximately US$ 18 million to US$ 28 million, part of which is expected to be incurred in the near future and part of which will be incurred over a number of years. Because the proceedings regarding fishway design and operation are still pending, we do not know when the construction phase at the Cumberland mills dam will begin, or the precise timing for incurring related costs.

South Africa

        The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. This process is expected to continue for many years. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues. To date, we have been notified of 30 formal land claims made in respect of portions of our plantations in the Mpumalanga area, and 37 others made in respect of portions of our plantations in KwaZulu-Natal. Three of the claims in KwaZulu-Natal are in the process of being settled. The remaining claims have not been finalized and are still under investigation by the Regional Land Claims Commissioner.

Dividends

        We consider dividends on an annual basis. Taking into account factors at the time, including the rights offer to shareholders and the macro economic and global financial market conditions, the Sappi Board decided in November 2008 to rebase the dividend which for fiscal 2007 had been 32 US cents per ordinary share. On November 6, 2008, we announced a dividend in respect of ordinary shares of 16 US cent per share for fiscal 2008. The dividend was paid on all ordinary shares in issue on November 28,

2008 and paid on December 2, 2008, which was prior to the completion of the rights offer to shareholders. South African shareholders were paid the Rand equivalent of the US dollar denominated declaration. In light of our 2009 performance, our priority is to reduce indebtedness and preserve liquidity. The board therefore decided on November 6, 2009 not to declare a dividend for fiscal 2009.

        Our ability to pay dividends is restricted by the terms of the Revolving Credit Facility, the OeKB Term Loan Facility and the 2014 Bonds. Under the Revolving Credit Facility and the OeKB Term Loan Facility, we cannot declare or pay any cash dividends in, among others, the following circumstances:

  (a)
  an event of default has occurred and is continuing;

  (b)
  the aggregate amount of such dividends would exceed 50% of the net aggregate profits of the Group (after adjusting for the tax effect of special items);

  (c)
  the ratio of net debt to EBITDA calculated on a pro-forma basis exceeds 4.00:1.

        Under the 2014 Bonds, we are restricted from making restricted payments (which term includes cash dividend payments) except if:

  (a)
  no event of default has occurred and is continuing (or would occur as a result of such payment); and

  (b)
  after giving pro forma effect to the payment and certain other transactions, the ratio of consolidated EBITDA to fixed charges (net finance costs) is greater than 2.00:1; and

  (c)
  the aggregate amount of restricted payments (including the contemplated restricted payment) since the issue date of the 2014 Bonds is less than the sum of 50% of consolidated net income (or if a deficit, 100% of such deficit) from the issue date of the 2014 Bonds to the end of the most recent quarterly reporting period, 100% of cash equity contributions and certain other amounts since the issue date of the 2014 Bonds.

        The restrictions summarized above are subject to various exceptions, certain of which are significant. Terms used above have the meaning ascribed to them in the relevant agreements. For the full terms of the restrictions on dividend distributions and exceptions thereto, see "Item 19—Exhibits—Exhibit 4.10, Exhibit 4.13, and Exhibit 4.18".

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

        We are not currently obliged to withhold any form of tax on dividends paid to non-residents of South Africa. South African companies pay Secondary Tax on Companies ("STC") at the flat rate of 10% in respect of the amount of dividends declared by the company less certain dividends which accrue to the company during its relevant "dividend cycle". STC is to be replaced with a dividend withholding tax ("DWT") during the latter half of 2010 (date to be announced). The DWT will be imposed on the shareholder and not on the company and it will be levied on the shareholder at a rate of 10%. In contrast to STC, the new DWT is a tax on the shareholder, although it will be collected as a withholding tax by the company paying a dividend, which implies that Sappi Limited will incur the obligation to withhold the DWT.

 Significant Changes

        On October 2, 2009 we informed shareholders that we had decided to delist from the London Stock Exchange. The cancellation of the United Kingdom listing came into effect on Monday November 2, 2009.

        On October 22, 2009 we announced that we would enter into a consultation process with employee representatives at the Kangas mill in Finland. On December 10, 2009, we announced the permanent closure of the Kangas mill by no later than the end of March 2010. Our products produced at the Kangas mill will be moved to and supplied from our Lanaken mill in Belgium and our Kirkniemi mill in Finland.

        On October 30, 2009 we announced the intended closure of Sappi Usutu Pulp mill and the restructuring of the forestry business in Swaziland in response to market conditions and forest fire damage.

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

        In November and December 2008, Sappi conducted a renounceable rights offer of 286,886,270 new ordinary shares of ZAR 1.00 each to qualifying Sappi shareholders recorded in the shareholders register at the close of business on Friday November 21, 2008, at a subscription price of ZAR 20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The rights offer was fully subscribed and the shareholders received their shares on December 15, 2008. The rights offer raised ZAR 5,815,184,693 (approximately US$ 575 million) which was used to partly finance the Acquisition and related costs.

	Shares		ADSs
	High(1)	Low(1)	High(1)	Low(1)
	(SA cents per share)		(US$ per ADS)
Annual highs and lows
Fiscal 2009	5,403	1,290	6.41	1.24
Fiscal 2008	7,661	4,700	9.98	5.72
Fiscal 2007	8,824	6,263	12.24	7.88
Fiscal 2006	6,389	3,948	9.62	5.98
Fiscal 2005	6,008	3,675	9.41	6.00
Quarterly highs and lows
2009
Fourth quarter	3,179	2,052	3.96	2.48
Third quarter	3,029	1,620	3.77	1.80
Second quarter	4,550	1,290	4.76	1.24
First quarter	5,403	2,668	6.41	2.18
2008
Fourth quarter	5,964	4,555	7.71	5.72
Third quarter	7,661	5,938	9.76	7.24
Second quarter	6,422	4,768	9.00	6.61
First quarter	6,800	5,703	9.98	7.78
Monthly highs and lows
2009
October	3,010	2,539	3.91	3.40
September	3,090	2,450	4.09	3.46
August	3,179	2,501	3.96	3.32
July	2,518	2,052	3.25	2.48
June	3,029	2,019	3.77	2.45
May	2,814	2,205	3.49	2.54

(1)
Historical share prices shown in the table above have been adjusted by 1.58 (an adjustment factor) for the effect of the issuance of 286,886,270 new ordinary shares of ZAR 1.00 each, at a subscription price of ZAR 20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The adjustment factor applied to historical share prices was based on the theoretical ex-rights price ("TERP") calculation explained below.

TERP is the [(Number of new shares multiplied by the Subscription price) plus the (Number of shares held multiplied by the Ex-dividend share price)] all divided by the (Number of new shares plus the number of shares held prior to the rights offer).

The adjustment factor of 1.58 is calculated using the Pre-announcement price divided by the TERP.

        On November 10, 2009, the closing price for our shares on the JSE was 3,700 SA cents per share and the closing price of the ADSs on the NYSE was US$ 3.60 per ADS.

Markets

        The principal market for the ordinary shares of Sappi Limited is the JSE. The ordinary shares of Sappi Limited were also listed on the London Stock Exchange until November 2, 2009, at which time the shares were delisted from the London Stock Exchange. On November 5, 1998, ADRs evidencing ADSs of Sappi Limited commenced trading on the NYSE under the symbol "SPP". The Bank of New York serves as depositary ("the Depositary") with respect to the ADSs. Prior to the commencement of trading of the ADSs on the NYSE, our ordinary shares were traded in the United States in the over-the-counter market pursuant to a sponsored unrestricted American Depositary Receipt facility established in 1994. Price data relating to that trading is not considered meaningful and has not been included in this Annual Report.

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

        The market capitalization of South African equity securities was approximately US$ 721 billion as at September 30, 2009. The actual float available for public trading is significantly smaller than the aggregate market capitalization because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization at the end of the period) was 49.2% for the 12 months ended September 30, 2009. As of the end of September 2009, there were 412 listed companies on the JSE.

        Following the introduction of the FTSE / JSE free float indices, the FTSE / JSE All Share Index includes those companies that make up the top 99% of the total market capitalization of all eligible companies (as defined by FTSE / JSE) listed on the JSE. The three main sectors in the market are Resources, Financials and Industrials. As of September 30, 2009, the All Share Index included 160 companies. The Resources Index, Industrial Index and Financial Index included 21, 98 and 43 companies respectively, and accounted for approximately 26%, 25% and 13% respectively, of the total market capitalization of the JSE.

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

        The remuneration of the Directors for their services as such shall be determined from time to time by a general meeting, save that in the discretion of the Board, there may in each year be paid out of the funds of Sappi Limited to, and divided among, the Directors who have held office during the year in respect of which the remuneration is to be paid, a sum, by way of remuneration for their services as Directors, not exceeding US$ 500,000, which remuneration shall be paid in such proportions as shall be determined by the Directors or a majority of them. If any Director is required to perform extra services or reside abroad or is otherwise specially occupied about Sappi Limited's business, he is entitled to receive remuneration to be fixed by the Directors (either in addition to, or in substitution for, the aforementioned remuneration). The Directors shall be paid all their traveling and other expenses properly and necessarily expended by them in and about the business of Sappi Limited.

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

        The company secretary of Sappi is Sappi Management Services (Pty) Limited.

Disclosure of Interest in Shares

        The Companies Act requires the disclosure of beneficial interests in the outstanding shares of a company. Where securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interest in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every calendar quarter, to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and class of securities issued by that issuer held on behalf of each such person. However, the Companies Act, 2008 ("the New

Act") (which is expected to come into effect in the year 2010) obliges the registered shareholder to make such a disclosure within 5 (five) business days of the end of every month. Moreover, an issuer of securities may, by notice in writing, require a person who is a registered shareholder of, or whom the issuer knows or has reasonable cause to believe to have a beneficial interest in, a security issued by the issuer, to confirm or deny whether or not such person holds that beneficial interest and, if the security is held for another person, the person to whom the request is made is obliged to disclose to the issuer the identity of the person on whose behalf a security is held. The addressee of the notice may also be required to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. All issuers of securities are obliged to establish and maintain a register of the disclosures described above and to publish in their annual financial statements a list of the persons who hold beneficial interests equal to or in excess of 5% of the total number of securities of that class issued by the issuer together with the extent of those beneficial interests.

Register of Members

        Sappi Limited keeps a register of Shareholders in South Africa. Sappi Limited may keep a branch share register in any foreign country, subject to the approval of the South African Reserve Bank.

Share Capital

        As at September 2009 the authorized and issued share capital of Sappi was as follows:

        Authorized:

        725,000,000 ordinary shares of ZAR1 each for an authorized share capital of ZAR 725 million

        Issued:

        537,117,864 ordinary shares of ZAR1 each for an issued share capital of US$ 70 million

  Share premium US$ 1,471 million

        The authorized ordinary share capital was increased during the year from 325 million to 1,325 million ordinary shares with a par value of ZAR 1.00 per share to facilitate the rights offer in December 2008. The authorized ordinary share capital was then subsequently reduced from 1,325 million to 725 million ordinary shares with a par value of ZAR 1.00 per share. The issued ordinary share capital increased during the year from ZAR 239,071,892 comprising of 239,071,892 shares of ZAR 1.00 per share, to ZAR 537,117,864 with the issue of 286,886,270 rights offer shares of ZAR 1.00 each at a premium of ZAR 19.27 and of 11,159,702 shares of ZAR 1.00 each at a premium of ZAR 36.60 each in settlement of part of the consideration for the Acquisition.

        All our ordinary shares in issue rank pari passu with each other and are fully paid and not subject to calls for additional payments of any kind. Trading in our ordinary shares has been dematerialized under the terms of the STRATE initiative of the JSE, and the provisions of section 91A of the Companies Act relating to uncertificated securities apply in respect of those shares which have been dematerialized.

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

        It is our policy to declare dividends in US dollars and the Board may at the time of declaring a dividend make such regulations as it may think fit in regard to the payment in any currency and rate of exchange. For further information on our dividend policy, see "Item 8—Financial Information—Dividends".

        Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the ordinary shares underlying the ADSs, subject to the terms of the Deposit Agreement. Cash dividends will be paid by the Depositary to holders of ADSs in accordance with the Deposit Agreement.

        Our ability to pay dividends is restricted by the terms of the Refinancing. See "Item 8—Financial Information—Dividends" for a listing of the most restrictive conditions for declaring cash dividends.

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

Rights of Minority Shareholders and Fiduciary Duties

        Majority shareholders of South African companies have no fiduciary obligations under South African common law to minority shareholders. However, under the Companies Act, a shareholder may, under certain circumstances, seek relief from the court if he has been unfairly prejudiced by the company. The provisions in the Companies Act are designed to provide relief for oppressed shareholders without necessarily overruling the majority's decision. The New Act affords a dissenting shareholder, who objects to certain proposed corporate action, the right to demand payment by the company of the "fair value" of the shares held by that shareholder. However, this right must be exercised in compliance with the various procedural requirements set out in the New Act. There may also be common law personal actions available to a shareholder of a company. The fiduciary obligations of Directors may differ from those in the United States and certain other countries. In South Africa, the common law imposes on Directors a duty to act with care and skill and a fiduciary duty to conduct the company's affairs in the best interests of the company. The New Act has to a large extent codified the common law duties of Directors by setting out standards against which the conduct of Directors must be assessed and in some instances has developed these duties. The New Act also introduces the so-called "business judgment rule" which provides a Director with a defense in relation to an alleged breach of his statutory duties. While Directors owe their duties to the company, the New Act provides a mechanism by which any person may claim for any loss or damage suffered as a result of a contravention of any provision of the New Act by any other person (such as a Director). This provision is a significant extension of the equivalent provision contained in the Companies Act.

General Meetings of Shareholders

        Sappi Limited is obliged to hold an annual general meeting not more than nine months after the end of every fiscal year of Sappi Limited and within fifteen months after the date of the last preceding annual general meeting of Sappi Limited. The Board may, whenever it thinks fit, convene a general meeting and must do so on the request of 100 Shareholders or of Shareholders holding at the date of request not less than one-twentieth of the total voting rights of all Shareholders having a right to vote at general meetings of Sappi Limited.

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

        The Board is required, in respect of every fiscal year of Sappi Limited, to prepare annual consolidated financial statements of Sappi Limited and present them before the annual general meeting required to be held in that year.

        The annual consolidated financial statements of Sappi Limited must, in conformity with generally accepted accounting practice in South Africa, fairly present the state of affairs and business of Sappi Limited and all its consolidated subsidiaries at the end of the fiscal year concerned and the profit or loss of Sappi Limited and all its consolidated subsidiaries for that fiscal year.

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

Changes in Control

        Any person acquiring shares of Sappi will (in addition to any regulatory and legal requirements outside South Africa) need to comply with the following to the extent applicable. Various transactions including, without limitation, those which result in a person or a group of persons acting in concert holding shares entitling the holder or holders to exercise or cause to be exercised 35% or more of the voting rights at meetings of Sappi Shareholders and those transactions entailing a disposal of the whole or substantially the whole of the undertaking of Sappi Limited or the whole or the greater part of its assets will be subject to the Securities Regulation Code on Takeovers and Mergers (the "Code") which is regulated by the Securities Regulation Panel. The Code imposes various obligations in such circumstances including the requirement of an offer to minority shareholders. The New Act establishes the Takeover Regulation Panel which will effectively assume the functions currently performed by the Securities Regulation Panel. A transaction will be subject to the approval of the competition authorities under the Competition Act No. 89 of 1998, as amended (the "Competition Act") if it results in the acquisition of "control", as defined in the Competition Act, and otherwise falls within the scope of the Competition Act. The Competition Act prevents a transaction falling within its scope from being implemented without the required approvals. To the extent applicable, the transaction will be subject to the listings requirements of the JSE.

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

South African Companies Act, 2008

        The South African Companies Bill was promulgated as the Companies Act, 71 of 2008 (the "Act"). The Act will come into operation on a date fixed by the President by proclamation in the Government Gazette, which date may not be earlier than one year following the date on which the President assented to the Act (April 9, 2009). Once the Act takes effect, the Act will replace the current Companies Act, 1973 (as amended), in its entirety. It is not currently known when the Act will take effect, but it is expected to become effective sometime during the course of calendar 2010.

        The aims and purposes of the Act, are to provide for, inter alia, the incorporation, registration, capitalization, organization and management of for-profit, and not-for-profit, companies; to define the relationships between companies and their respective shareholders or members and directors; to provide for equitable and efficient mergers, amalgamations and takeovers of companies, and for efficient rescue of failing companies; to provide appropriate legal redress for investors and third parties with respect to companies; to establish a commission and a takeover regulation panel to administer the requirements of the act with respect to companies, and a Companies Tribunal to facilitate alternative dispute resolution and to review decisions of the commission and the takeover regulation panel, and a Financial Reporting Standards Council ("FRSC") to advise on requirements for financial record keeping and reporting by companies and to repeal the existing Companies Act and to provide for incidental matters.

        The Act introduces a number of new requirements that public companies, such as Sappi, need to comply with. In addition to the accountability requirements applicable to all companies, as set out in the Act, public companies are, required to comply with additional and more onerous accountability requirements. These include inter alia:

  (a)
  the appointment of a company secretary, who must be knowledgeable and experienced as a company secretary and who must be a permanent resident of South Africa;

  (b)
  the appointment, at its annual general meeting, of an auditor who must, in the opinion of the company's audit committee, be 'independent' of the company. The same individual is prohibited, from serving as the auditor (or designated auditor, as the case may be) for more than five consecutive years. Auditors whose appointment endures for two or more consecutive years and then terminates are prohibited from being appointed as the auditors of that company again for a period of at least two further fiscal years;

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

Financial Statements

        The Act provides that all financial statements provided by a company, (including annual financial statements) must, inter alia, comply with the standards prescribed by the Minister of Trade and Industry, after consultation with the FRSC, a sixteen-member body established in terms of the Act. The Act stipulates that the financial statements of public companies must comply with IFRS. Financial reporting standards, applicable to public companies, may be issued by the Minister of Trade and Industry by publication in the Government Gazette from time to time on the advice of the FRSC. The financial reporting standards under the Act are more onerous than the current standards. The FRSC must ensure that financial reporting standards accord with IFRS and promote issued and consistent accounting practices.

        Under the Act, a public company and each of its directors or officers who knowingly is a party to the preparation, approval, dissemination or publication of any financial statements (including annual financial statements) which are materially false or misleading or which do not otherwise comply with the requirements set out in the Act, will be guilty of an offence. It is also an offense for any person to be a party to the preparation, approval, publication, issue or supply of a financial report that is false or misleading in a material respect if such person knows or ought reasonably to suspect that it is false or misleading.

Material Contracts

        On September 29, 2008 Sappi entered into an agreement with M-real Corporation to acquire their coated graphics paper business for € 750 million. See "Item 4—Information on the Company—Business Overview"; and "Item 19—Exhibit 4.15".

        On September 29, 2008 Sappi entered into a vendor loan note agreement with M-real Corporation for € 220 million to partly finance the acquisition of the coated graphics paper business acquired from M-real Corporation. The vendor loan notes were issued at the time of the closing of the acquisition. See "Item 5—Operating and Financial Review and Prospects—Mill Closures, Acquisitions, Dispositions and

Impairment; and Joint Venture"; and "Item 19—Exhibit 4.18". In August 2009, Sappi redeemed all its outstanding € 220 million vendor loan notes issued to M-real at a discount of 13.5% of their principal amount (approximately US$ 41 million).

        In November and December 2008, Sappi conducted a renounceable rights offer of 286,886,270 new ordinary shares of ZAR 1.00 each to qualifying Sappi shareholders recorded in the shareholders register at the close of business on Friday November 21, 2008, at a subscription price of ZAR 20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The rights offer was fully subscribed and the shareholders received their shares on December 15, 2008. The rights offer raised ZAR 5,815,184,693 (approximately US$ 575 million) which was used to partly finance the Acquisition and to pay related costs.

        In June 2009, Sappi Manufacturing combined its ZAR 3 billion (US$ 437 million) Domestic Medium Term Note Programme established in June 2006 (the "Initial Program") with its commercial paper program established in November 2003 ("Initial CP Program"), into a new ZAR 5 billion Domestic Medium Term Note Programme (the "DMTN Program") which supersedes and replaces the Initial Program and the Initial CP Program in their entirety without affecting any notes issued under the Initial Program and Initial CP Program. Notes issued under the DMTN Program are not subject to any minimum or maximum maturity. On June 30, 2009, Sappi Manufacturing issued ZAR 325 million (US$ 41 million) and on July 13, 2009, issued ZAR 175 million (US$ 21 million) Senior Unsecured Fixed Rate Notes (collectively the "Third Tranche") under the DMTN Program at a fixed interest rate of 12.13%, payable semi-annually on June 30 and December 30 of each year, commencing on June 30, 2009. The securities issued under the Third Tranche mature on June 30, 2012. Sappi Manufacturing has also agreed to observe certain undertakings with respect to the securities including limitations on encumbrances (other than permitted encumbrances) over its assets. Should a change of control event (more than 50% of the voting rights of Sappi Manufacturing be acquired by any party other than a subsidiary of Sappi Limited) and a negative rating event (a downgrade of Sappi Manufacturing's national credit rating) in respect of the change of control occur, then the holders of the securities may, within 30 days after the negative rating event, require the redemption of the notes by way of an extraordinary resolution. The offering of the securities, which are listed on the Bond Exchange of South Africa, was not registered under the Securities Act or any U.S. state securities laws. The securities were offered and sold outside the United States in accordance with Regulation S under the Securities Act, and were not offered and sold within the United States.

        On July 29, 2009, PE Paper Escrow GmbH (the "Issuer"), a special purpose limited liability company wholly owned by Sappi Papier Holding GmbH ("SPH"), issued € 350 million 11.75% Senior Secured Notes due 2014 ("euro Notes") and US$ 300 million 12.00% Senior Secured Notes due 2014 ("Dollar Notes", and together with the euro Notes, the "Notes"). The interest on the Notes is payable semi-annually on February 1 and August 1 of each year, commencing on February 1, 2010. The Notes mature on August 1, 2014. The Issuer may on any one or more occasions redeem all or part of the euro Notes and/or Dollar Notes, as the case may be, at a redemption price varying based on the period during which the redemption occurs (prior to August 1, 2012, on or after August 1, 2012, on or after August 1, 2013), plus accrued and unpaid interest, if any, to the date of redemption, subject to the rights of holders of the Notes on the relevant record date to receive interest due on the relevant interest payment date. The Issuer has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the Notes. The Notes are jointly and severally guaranteed on a senior basis by Sappi Limited, SPH and certain other subsidiaries of Sappi Limited. The Notes are secured by first-priority security interests, subject to permitted collateral liens, over certain assets of the Issuer, Sappi Limited, SPH and the other subsidiary guarantors. The security interests are subject to limitations under applicable laws and may be released under certain circumstances. The Issuer has also agreed to observe certain covenants with respect to the Notes including limitations on dividend distributions and other payments, indebtedness, asset sales, liens, guarantees and on mergers and consolidations. In case of a change of control (including, among others, if all or substantially all of the properties or assets of Sappi Limited and certain of its subsidiaries taken as a whole are sold, transferred or otherwise disposed of, or if any person acquires the majority of voting power of Sappi Limited), holders of the Notes have the right to require the Issuer to repurchase all or any part of their Notes in cash for a value equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest, if any, on the Notes repurchased to the date of purchase, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date. The offering of the Notes, which are listed on the Luxembourg Stock Exchange, was not registered under the Securities Act or any U.S. state securities laws. The Notes were offered and sold within the United States only to qualified institutional buyers as defined in Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. For further information, see note 20 to our Group Annual Financial Statements included elsewhere in this Annual Report; "Item 5—Operating and Financial Review and Prospects"; and "Item 19—Exhibits".

        On August 27, 2009, SPH, Sappi International S.A. and Sappi Trading Pulp AG, as borrowers, entered into a new revolving credit facility in an amount of € 209 million of borrowing availability in euro, US dollars, Swiss francs or any other currency which is readily available and freely convertible into euro and has been approved by the lenders. The commitments under the new Revolving Credit Facility terminate on May 31, 2012. This facility was arranged by J.P. Morgan plc, Citibank, N.A. London Branch, the Royal Bank of Scotland plc, UniCredit Bank Austria AG, HSBC Bank plc and KBC Bank NV with J.P. Morgan Europe Limited acting as agent and security agent for a syndicate of financial institutions. The new revolving credit facility is guaranteed by Sappi Limited, SPH, Sappi International S.A., Sappi Trading Pulp AG and certain other subsidiaries of SPH, and is secured by first-priority security interests over certain assets of Sappi Limited, SPH and the other subsidiary guarantors. The facility replaces the multi-currency revolving credit facility raised in June 2005. The funding margin is determined by a rating grid (3.00% at BBB- / Baa3 or higher, 4.00% at BB+ / Ba1, 4.50% at BB / Ba2, 5.25% at BB- / Ba3 and 6.50% at B+ / B1 or lower) and, based on the current credit rating, provides for a margin of 5.25% per annum over Euribor or Libor, depending on the currency of the loan and the level of utilization. The borrowers are also obligated to pay a commitment fee equal to 0.45% of the then applicable margin on the undrawn and uncancelled amount of the new revolving credit facility and a utilization fee of 0.50% per annum (if the utilization is between 25% and 50%) or 1.00% per annum (if the utilization is greater than 50%) on the amount of the new revolving credit facility that is used. This facility is to be used for general corporate purposes and was undrawn at the end of September 2009. The new revolving credit facility contains an interest coverage covenant (2.00 to 1 for all quarters ending from September 27, 2009 to July 3, 2011, 2.25 to 1 for all quarters ending from October 2, 2011 to April 1, 2012 and 2.50 to 1 for the quarters ending July 1, 2012 and September 30, 2012) and a leverage covenant (6.00 to 1 for the quarters ending September 27, 2009 and December 27, 2009, 5.50 to 1 for the quarter ending March 28, 2010, 5.25 to 1 for the quarter ending June 27, 2010, 5.00 to 1 for all quarters ending from September 26, 2010 to July 3, 2011, 4.50 to 1 for the quarter ending October 2, 2011, 4.25 to 1 for all quarters ending from January 1, 2012 to July 1, 2012 and 4.00 to 1 for the quarter ending September 30, 2012), in each case measured at the Sappi Limited consolidated level. Subject in each case to certain customary exceptions and materiality thresholds, the new revolving credit facility contains customary negative covenants and restrictions, including (among others) restrictions on dividend distributions, the granting of security, incurrence of indebtedness, the provision of loans and guarantees, a change of business of the group, acquisitions or participations in joint ventures and mergers and disposals. In addition, in case any person acquires more than 35% of the voting rights of Sappi Limited or in case of a sale of all or substantially all of the assets of the Group, the commitments of the lenders under the new revolving credit facility will be cancelled and all outstanding borrowings, together with accrued interest and all other amounts accrued, immediately become due and payable. For further information, see note 20 to our Group Annual Financial Statements included elsewhere in this Annual Report; "Item 5—Operating and Financial Review and Prospects"; and "Item 19—Exhibits".

        On August 27, 2009, Sappi refinanced its existing € 500,106,406 term loan facility with Oesterreichische Kontrollbank Aktiengesellschaft ("OeKB") arranged in May 2003 and previously due in 2010 by entering into a € 400 million term loan facility maturing on April 30, 2014. SPH remains the borrower under the new OeKB term loan facility which was arranged by UniCredit Bank Austria AG and is supported by a syndicate of financial institutions. J.P. Morgan Europe Limited is acting as the security agent. The new OeKB term loan facility is guaranteed by Sappi Limited and the same subsidiaries that are guarantors (other than SPH) under the new revolving credit facility. The obligations under the new OeKB term loan facility are secured by substantially the same collateral that secures the obligations under the new revolving credit facility and the Notes. The annual interest rate on borrowings is calculated based on the OeKB financing rate plus a margin depending on the credit rating assigned to the senior secured debt of Sappi Limited (4.00% at BBB- / Baa3 or higher, 5.00% at BB+ / Ba1, 5.50% at BB / Ba2, 6.25% at BB- / Ba3 and 7.50% at B+ / B1 or lower), plus certain mandatory costs. Initially, the margin is 6.25% per annum. The other material terms of the new OeKB term loan facility, including the financial covenants, the undertakings and the events of default are substantially the same as the terms of the new revolving credit facility. For further information, see note 20 to our Group Annual Financial Statements included elsewhere in this Annual Report; "Item 5—Operating and Financial Review and Prospects"; and "Item 19—Exhibits".

        On August 27, 2009, Sappi Limited, SPH, the subsidiary guarantors, the Issuer and the other obligors entered into an intercreditor agreement with, among others, J.P. Morgan Europe Limited as security agent, the agent under the new revolving credit facility, the agent under the new OeKB term loan facility and The Bank of New York Mellon as trustee for the Notes. The intercreditor agreement includes terms that establish the basis on which the security agent is appointed to hold the collateral created by the security documents and securing Sappi's obligations under the Notes, the new revolving credit facility and the new OeKB term loan facility, under what circumstances the security documents may be enforced, the application of proceeds from an enforcement in respect of the collateral, and under which circumstances the collateral may be shared on a pari passu basis with additional third party creditors. The intercreditor agreement ranks the secured debt pari passu without any preference between any class of secured debt. Only the security agent has the right to enforce the security documents. The classes of secured creditors that are permitted to instruct the security agent to enforce the security documents are the agent for the new revolving credit facility, acting upon the instructions of the majority lenders; the agent for the new OeKB term loan facility, acting upon the instructions of lenders that comprise an aggregate of 66 2/3% of the commitments under the new OeKB term loan facility; and the trustee for the Notes, acting upon the instructions of holders of the Notes. The intercreditor agreement provides that the classes of secured creditors entitled to provide enforcement instructions to the security agent must consult with each other for a period of 10 business days before any instruction to enforce is given to the security agent. The security agent may release the collateral under certain conditions, including in connection with the enforcement of the security documents or in connection with the sale of assets permitted by relevant financing documents.

Exchange Controls

Introduction

        South Africa's exchange control rules provide for restrictions on the exporting of capital by residents and of various other cross border flow of funds. Non-residents are not subject to any exchange control restrictions in respect of their investments in a South African company. However, transactions between residents of the Common Monetary Area (comprising the Republic of South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland), on the one hand (including corporations) and non-residents of the Common Monetary Area on the other hand, are subject to these rules which are enforced by the Exchange Control Department of the South African Reserve Bank ("Excon"). The exchange control rules are contained primarily in the Exchange Control Regulations, issued in terms of the Currency and Exchanges Act of 1933. From time to time, Excon issues Exchange Control Rulings to Authorized Dealers in foreign exchange, which set out the conditions, permissions and limits applicable to the transactions in foreign exchange which may be undertaken by Authorized Dealers. Most South African commercial banks are Authorized Dealers.

        The present exchange control system in South Africa is used principally to control the cross border movements of capital by South African residents. South African companies are generally not permitted to export capital from South Africa or to hold foreign currency or foreign assets without Excon approval. Foreign investment by South African companies is also restricted. As a result, a South African company's ability to raise and deploy capital outside the Common Monetary Area is restricted. The granting of financial assistance by a non-resident to a resident requires Excon approval.

        The South African Government has expressed a commitment to a phased liberalization of exchange controls and has been gradually relaxing the remaining exchange controls over recent years.

        Some of the more salient exchange control rules regarding South African corporations are as follows:

        South African corporations wishing to establish new approved foreign ventures are permitted to transfer funds abroad for this purpose in accordance with the terms of the direct investment dispensation. Authorized Dealers may consider and approve an application for such a foreign investment up to an amount of R 500 million per calendar year. Application for larger investments must be referred to Excon. There is no limit to the amount of funds which may be approved by Excon.

        With regard to larger foreign investments Excon may require capital outflows to be staggered in order to manage the potential impact on the foreign exchange market. In the past, Excon required the South African investor to exercise control (namely 50% plus one share) over the foreign investment but this has been relaxed to the effect that the South African investor must hold at least 10% of the voting rights.

        South African corporations which have been granted approval to transfer funds abroad for purposes of acquiring an approved foreign investment are entitled to retain abroad foreign dividends which relate to the operation of the approved foreign investment and any foreign dividend which may have been repatriated to South Africa after October 26, 2004, may thereafter be transferred abroad again, at any time and for any purpose other than for purposes of a non-resident (which is directly or indirectly controlled by a South African resident) using such funds to reinvest into the CMA.

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

        Although the stated intention of the South African Government is to gradually relax exchange controls, it is unlikely that exchange controls will be abolished by the South African Government for residents in the near future.

Sales of Shares

        Whilst a non-resident is no longer subject to any exchange control restrictions in respect of the acquisition or disposal of South African securities, control is still exercised in respect of the transfer of South African securities to a non-resident by placing the endorsement "non-resident" on all securities acquired by non-residents or in which non-residents acquire an interest. The reason and effect of this endorsement is to serve as evidence the introduction of the funds by a non-resident to ensure that in the event of a disposal by the non-resident of the interest, the payment may be transferred abroad or credited to a non-resident account. An Authorized Dealer is required to endorse the shares, allow the transfer of the funds and cancel the endorsement once the shares are transferred back to a South African resident. Dematerialized, listed shares are not required to be endorsed by an Authorized Dealer, but a non-resident annotation will be recorded in the share register.

        Since non-residents are not subject to the exchange control rules, the Sappi Limited ordinary shares and ADSs are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. In addition, the proceeds from the sale of shares on the JSE on behalf of shareholders who are not residents of the Common Monetary Area are freely remittable to such shareholders (other than former residents of South Africa), provided that there has been compliance with the formalities referred to in the previous paragraph.

Dividends

        There is no restriction under South African exchange control rules on the free transferability of cash dividends to shareholders or ADR holders provided that there has been compliance with the formalities referred to above. Dividends declared to an emigrant from South Africa out of capital gains, or out of income earned from normal trading activities prior to the date of emigration, must be placed to the credit of a blocked account with an Authorized Dealer. Dividends declared out of income earned from normal trading activities subsequent to the date of emigration are, however, remittable. Excon permission can be obtained to export such blocked assets subject to an exit charge of 10%. Excon has the discretion to also stipulate an exiting schedule to stagger the outflow of capital.

        It is our policy to declare cash dividends in US dollars. We declared a dividend of 16 US cents for fiscal 2008. In light of our 2009 performance, our priority is to reduce indebtedness and preserve liquidity. The board therefore decided on November 6, 2009 not to declare a dividend for fiscal 2009. South African shareholders are paid the Rand equivalent of the US dollar denominated declaration. ADS holders are paid in US dollars. Holders of ADSs on the relevant record date are entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the Deposit Agreement. Subject to exceptions provided in the Deposit Agreement, cash dividends are paid by the Depositary to holders of ADSs in accordance with the Deposit Agreement. The Depositary charges holders of ADSs, to the extent applicable, taxes and other governmental charges and specified fees and other expenses, for any cash distributions made pursuant to the Deposit Agreement, other than distributions of cash dividends.

        Our ability to pay dividends is restricted by the terms of the recent Refinancing. See "Item 8—Financial Information—Dividends" for a listing of the most restrictive conditions for declaring cash dividends.

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

South Africa

        The following discussion represents the views of Bowman Gilfillan Inc, one of our South African counsels.

  General

        The discussion below summarizes the pertinent South African tax consequences for shareholders of Sappi Limited as well as for holders of ADSs listed on the New York Stock Exchange.

        Shareholders of a South African company could be subject to the following types of taxes:

  •
  income tax imposed in terms of the Income Tax Act No. 58 of 1962 ("the ITA") as amended by the Taxation Laws Amendment Act 17 of 2009 and the Taxation Laws Second Amendment Act 18 of 2009 ("the 2009 Amendment Acts"); or

  •
  capital gains tax ("CGT") imposed in terms of the Eighth Schedule to the ITA ("the Eighth Schedule"); and

  •
  Securities Transfer Tax ("STT") as provided for in the Securities Transfer Tax Act No. 25 of 2007.

        A further tax which may be relevant to a shareholder is the Secondary Tax on Companies ("STC"), which is imposed in terms of the ITA on a company in respect of dividends declared.

        STC is to be replaced with a dividend withholding tax ("DWT") during the latter half of 2010 (date to be announced). In terms of the DWT legislation (which has been included into the ITA but has not yet become effective), the DWT will be imposed on the shareholder and not on the company.

  Basis of Taxation

        South Africa applies a residence basis of taxation in terms of which residents are subject to income tax on their worldwide income and CGT on their worldwide capital gains. Non-residents are taxed on their South African source (or deemed source) income. Certain categories of income and activities are exempt from taxation.

        South African tax residents are thus exposed to South African tax in respect of the profits from the disposal of their worldwide assets. Non-residents are generally only exposed to South African tax in respect of the sale of an asset if the asset in question is situated in South Africa since the sale would otherwise generate foreign source income.

        The shares issued by a South African resident company would generally be regarded as a South African asset, even if the share may be listed on a foreign stock exchange. Therefore, the sale of such an asset may generate South African source income. However, the concept of "source" is not defined and the factual circumstances determine the location of the source of income.

        Whatever, the source of such profits, non-residents are not subject to CGT on the sale of capital assets held in South Africa except in respect of immovable property situated in South Africa (or any interest or right in such immovable property) and any assets attributable to a permanent establishment of that non-resident in South Africa. For CGT purposes, an asset is widely defined to include assets that are movable, immovable, corporeal or incorporeal and rights or interests in such property, but excludes certain limited items.

        In the case of a natural person, residence is established either when the person can be regarded as "ordinarily resident" in South Africa (in accordance with case law tests) or when the person satisfies a physical presence test in terms of which he/she becomes resident by virtue of his/her physical presence in South Africa for a certain prescribed period of time.

        In the case of a legal person, residence is established by virtue of incorporation or formation, or by having a place of effective management, in South Africa. Excluded from the definition of "resident" are persons or entities which are, in terms of a double taxation agreement ("DTA") entered into by South Africa, deemed to be exclusively a resident of another country.

        A non-resident may be protected by the provisions of a DTA from an exposure to South African tax.

        South Africa and the United States concluded a DTA in 1997 ("the US DTA"). In terms of the US DTA, an individual may become a South African resident if he or she became ordinarily resident in South Africa, subject to the tie-breaker rules under Article 4 of the US DTA. A company may be resident in South Africa if it was incorporated or effectively managed in South Africa, subject to the tie-breaker rule. In terms of the latter tie-breaker rule, a company that is a resident of both South Africa and the United States will be deemed to be a resident of the country in which it is incorporated

  STC

        STC is imposed on South African resident companies at a flat rate of 10% in respect of the net amount of dividends declared by such company. As mentioned above, STC is due to be replaced by the DWT during 2010.

        The net amount of dividends declared is calculated as dividends declared by the company in question less all dividends which accrued to that company (but subject to certain exclusions) during its relevant "dividend cycle". Such accrued dividends are referred to as STC credits. "Dividend cycle" means the period commencing immediately after the previous dividend cycle and ending on the date on which the dividend in question accrues to the shareholder concerned. Any excess dividends which accrued to a company in a dividend cycle may be carried forward to the subsequent dividend cycle as STC credits in that period. Foreign dividends do not qualify as STC credits.

        The DWT legislation contains a grandfather clause which provides for the utilization of STC credits against the DWT for a period of five years from the date of replacement of STC.

        The imposition of STC effectively means that a dual corporate tax system exists in South Africa, comprising of normal income tax and STC. The combination of income tax and STC increases the effective tax rate of a resident company, which distributes all of its profits by way of dividends, from 28% (the normal corporate income tax rate) to 34.545%.

        Liability for STC is determined independently from normal income tax. Accordingly, a company without a normal tax liability may have a liability for STC, and vice versa, and may be liable for both normal tax and STC.

        The award of certain capitalization shares to shareholders, that is, the issue of shares which are funded by transferring reserves or undistributed profits to the company's share capital, would not be regarded as a dividend and would thus not be subject to STC, provided the shares issued constituted equity share capital of the company. Listed South African companies may offer capitalization shares, constituting equity share capital of the company, in lieu of cash dividends. The capitalization shares must carry the right to participate to an unlimited extent in the dividends or capital of the company in order to constitute equity share capital. However, on a subsequent partial reduction or redemption of capital, or upon reconstruction or liquidation of the company, the amount so transferred from reserves or undistributed profits to the equity share capital of a company will, subject to certain exceptions, be deemed to be a dividend subject to STC. Capitalization shares issued from such reserves or profits which do not qualify as equity shares are regarded as dividends and, as such, attract STC.

  Withholding Tax on Dividends

        Sappi Limited is not currently obliged to withhold any form of tax on dividends paid to non-residents of South Africa. However, as mentioned above, it is envisaged that STC will be replaced by the DWT, levied on the shareholders at a rate of 10%. The basic legislative framework for the introduction of the DWT has already been enacted, but will only come into effect at least three months after the publication of a notice to this effect in the Government Gazette and will apply to dividends paid on or after that date. The Government has indicated that the DWT would become effective in 2010, but is dependent on the renegotiation of the DTAs referred to in the next paragraph.

        In contrast to STC, the new DWT is a tax on the shareholder, although it will be collected as a withholding tax by the company paying a dividend, which implies that Sappi Limited will incur the obligation to withhold the DWT.

        Unlike STC, the DWT rate may be reduced in terms of the provisions of a DTA, if applicable. A number of DTAs currently provide for the reduction of tax on dividends to 0%. The Government has indicated that it will be renegotiating the relevant articles of these DTAs prior to the commencement of the new regime. Therefore, all the renegotiated DTAs should provide for a reduction to 5%, typically if a company resident in the other contracting state holds at least 10% of the capital of the South African company.

        The US DTA limits the DWT rate to 5% of the gross amount of the dividends if the beneficial owner of the shares is a US company holding directly at least 10% of the voting stock of the South African company paying the dividends.

        The DWT will be imposed on dividends declared by a resident company and by non-resident companies listed on the Johannesburg Stock Exchange in South Africa. However, several shareholders will be exempt from the withholding tax, inter alia a resident company and a pension fund.

        For purposes of the DWT, a "dividend" will essentially constitute any amount transferred to a shareholder in relation to a share that does not constitute a reduction of "contributed tax capital". The term "contributed tax capital" is defined to comprise the share capital and share premium of a company, excluding certain amounts that constitute capitalized profits that did not give rise to a dividend or arose from transactions in respect of which tax relief was granted.

        In those instances where an exemption from the DWT is available, e.g. where the beneficial owner of the shares is a resident company, the beneficial owner will be required to submit to the company a written declaration that he / she is exempt from the DWT, failing which the company will be required to withhold the DWT. Similarly, where the beneficial owner is subject to the DWT at a reduced rate as a result of the application of a DTA, the shareholder will be required to submit such a declaration to that effect to the company declaring the dividend.

  Income tax on dividends

        Dividends received by or accruing to persons from South African tax resident companies are generally exempt from income tax, subject to certain exceptions.

  Income Tax and Capital Gains Tax

        Profits derived from the sale or redemption of shares in a resident company may be subject to either income tax or CGT, depending on whether the shares were held as trading stock or as a capital investment. The profits would only be subject to income tax if the seller carried on business as a share dealer (at a corporate rate of 28% and the marginal individual rate, which reaches a maximum of 40% on a progressive scale).

        Profits derived by a resident from the sale or redemption of shares which were held as capital investments are subject to CGT as opposed to income tax. Resident companies are liable to CGT on 50% of the net capital gain. At the current corporate tax rate of 28%, the effective tax rate on the net capital gains is thus 14%. Resident natural persons are liable to CGT on 25% of the net capital gain, resulting in an effective tax rate of 10% at a maximum marginal rate of 40%.

        Any gain realized on the disposal of shares held by non-residents in a South African company as capital investments are generally not subject to CGT, unless the shares were attributable to a permanent establishment of the non-resident in South Africa, or if the non-resident shareholder (alone or together with any connected persons) held more than 20% of the issued equity share capital of the South African company and more than 80% of the net asset value of that company was attributable to immovable property situated in South Africa.

        An American Depository Share in respect of a share in a South African resident company is regarded as an equity share for the purpose of the ITA. Therefore, the sale of such ADSs could potentially generate South African sourced income or gains, subject to the relevant facts and circumstances. However, as indicated above, a non-resident would only be exposed to South African tax in respect of such sourced income or gains if they were of a speculative nature or if the ADSs were held via a permanent establishment of that non-resident in South Africa or if the South African company qualified as a property company.

        A "safe harbor" provision is contained under section 9C of the ITA, in terms whereof the gain from the sale of shares will be deemed to be of a capital nature if the seller held the shares for a period of at least three years. However, there are several conditions for and exclusions from the safe harbor rule.

        If an exposure should arise for a non-resident shareholder, an applicable DTA may protect that shareholder from such exposure. For example, the US DTA prohibits, subject to exceptions, the imposition of South African tax on gains of a United States resident seller from the sale of shares, unless such shares form part of the business property of a permanent establishment which the seller has in South Africa, whether the gains are of a speculative or capital nature.

  Duty on the Shares

        On the transfer of beneficial ownership of the shares, STT is payable at 0.25% of the consideration. "Transfer" includes the sale, assignment, cession or disposal of a security as well as the cancellation or redemption of that security. STT is payable regardless of whether the transfer is executed within or outside South Africa and in respect of the shares of a listed company is payable by the person to whom the security is transferred.

        The beneficial transfers of the ADSs are also subject to STT.

United States

Introduction

        This section, which represents the views of Cravath, Swaine & Moore LLP, our United States counsel, summarizes the material United States Federal income tax consequences to holders of our ordinary shares and ADSs as of the date of this Annual Report. The summary applies to you only if you hold our ordinary shares or ADSs, as applicable, as a capital asset for tax purposes (that is, for investment purposes). The summary does not cover United States state or local or non-United States law. This summary is based in part upon representations of the Depositary made to Sappi and the assumption that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms. In addition, this summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

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

  •
  United States holder (as defined below) whose functional currency for tax purposes is not the US dollar;

  •
  a person liable for alternative minimum tax; or

  •
  a person that owns, or is treated as owning, 10% or more of any class of our ordinary shares.

        For purposes of the discussion below, you are a "US holder" if you are a beneficial owner of our ordinary shares or ADSs who or which is:

  •
  an individual United States citizen or resident alien;

  •
  a corporation, or entity taxable as a corporation, that was created under United States law (federal or state); or

  •
  an estate or trust whose worldwide income is subject to United States Federal income tax.

        If you are not a United States holder, you are a "non-United States holder" and the discussion below titled "United States Federal Income Tax Consequences to non-United States Holders" will apply to you.

        If a partnership holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisor.

United States Federal Income Tax Consequences to United States Holders

        ADSs.    In general, for United States Federal income tax purposes, United States Holders of ADSs will be treated as the beneficial owners of the ordinary shares underlying those ADSs.

        Distributions.    The gross amount of any distribution (other than in liquidation), including the fair market value of all distributions of ordinary shares whenever a holder may elect to receive cash distributions in lieu of ordinary share distributions, that you receive with respect to our ordinary shares or ADSs (before reduction for South African income tax, if any, withheld from such distributions) generally will be included in your gross income on the day on which you, in the case where you own ordinary shares, or the Depositary, in the case where you own ADSs, receive the distribution. This distribution will be taxed to you as a dividend (that is, ordinary income) to the extent such distribution does not exceed our current or accumulated earnings and profits, as calculated for United States Federal income tax purposes ("E&P"). Dividends received by an individual United States holder during taxable years before 2011 will generally be taxed at a maximum rate of 15%, provided certain holding period requirements and other conditions are satisfied. Dividends received by an individual United States holder for taxable years after 2010 will be subject to tax at ordinary income rates. To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our ordinary shares or ADSs, as applicable, and will be applied against and reduce such basis dollar-for-dollar (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such ordinary shares or ADSs). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our ordinary shares or ADSs, as applicable. See "Sale or Other Disposition of Company Ordinary Shares and ADSs", below. Because we are not a United States corporation, no dividends-received deduction will be allowed to a corporate United States holder with respect to dividends paid by us.

        Distributions on the ordinary shares and ADSs are expected to be made by us in US dollars, to the extent necessary. In the event that distributions on the ordinary shares and ADSs are made by us in Rand, any dividends paid in Rand generally will be included in your gross income in a US dollar amount calculated by reference to the exchange rate in effect on the day you, in the case of ordinary shares, or the Depositary, in the case of ADSs, receive the dividend. It is anticipated that the Depositary will, in the ordinary course, convert Rand received by it as distributions on the ADSs into US dollars. To the extent that the Depositary does not convert the Rand into US dollars at the time that you are required to take the distribution into your gross income for United States Federal income tax purposes, you may recognize foreign currency gain or loss, taxable as ordinary income or loss, on the later conversion of the Rand into US dollars. The gain or loss recognized will generally be based upon the difference between the exchange rate in effect when the Rand are actually converted and the "spot" exchange rate in effect at the time the distribution is taken into account and any such gain or loss will generally be treated as United States source income for United States foreign tax credit purposes.

        Dividends paid by us will generally be treated as foreign source income for United States foreign tax credit limitation purposes. Subject to certain limitations, United States holders may elect to claim a foreign tax credit against their United States Federal income tax liability for South African tax withheld (if any) from dividends received in respect of our ordinary shares or ADSs, as applicable. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us in respect of our ordinary shares or ADSs, as applicable, generally will be "passive income" or, in the case of certain types of United States holders, "general income", and therefore any United States tax imposed on these dividends cannot be offset by excess foreign tax credits that you may have from foreign source income not qualifying as "passive income" or "general income", respectively. Additional limitations on the credit apply to individual United States holders receiving dividends if the dividends are eligible for the 15% maximum tax rate on dividends described above. United States holders that do not elect to claim a foreign tax credit generally may instead claim a deduction for South African tax withheld (if any).

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

  •
  long-term capital gains recognized by individual United States holders during taxable years before 2011 will generally be taxed at a maximum rate of 15%;

  •
  any gain or loss will generally be treated as having a United States source for United States foreign tax credit purposes; and

  •
  your ability to deduct capital losses (if any) is subject to limitations.

        If you are a cash basis United States holder who receives foreign currency (e.g., Rand) in connection with a sale or other taxable disposition of our ordinary shares or ADSs, as applicable, the amount realized will be based on the US dollar value of the foreign currency received with respect to such ordinary shares or ADSs, as determined on the settlement date of such sale or other taxable disposition.

        If you are an accrual basis United States holder, you may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of our ordinary shares or ADSs, as applicable, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. If you are an accrual basis United States holder and do not elect to be treated as a cash basis taxpayer (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose, you may have a foreign currency gain or loss for United States Federal income tax purposes because of differences between the US dollar value of the foreign currency received prevailing on the date of the sale or other taxable disposition of our ordinary shares or ADSs, as applicable, and the date of payment. Any such currency gain or loss generally will be treated as ordinary income or loss and would be in addition to gain or loss, if any, that you recognized on the sale or other taxable disposition of our ordinary shares or ADSs, as applicable.

        South African securities transfer tax will be payable on a subsequent registration of transfer of ordinary shares. See "—South Africa—Duty on the Shares". STT will not be a creditable tax for United States foreign tax credit purposes, but will generally be deductible. In the case of an individual United States holder, such deduction will be subject to specified limits on the deductibility of investment expenses.

        Passive Foreign Investment Company.    United States holders (who are not tax-exempt) would be subject to a special, adverse tax regime (that would differ in certain respects from that described above) if we were or were to become a passive foreign investment company for United States Federal income tax purposes. Although the determination of whether a corporation is a passive foreign investment company is made annually, and thus may be subject to change, we do not believe that we are, nor do we expect to become, a passive foreign investment company. Notwithstanding the foregoing, we urge you to consult your own United States tax advisor regarding the adverse United States Federal income tax consequences of owning the stock of a passive foreign investment company and of making certain elections designed to lessen those adverse consequences.

United States Federal Income Tax Consequences to Non-United States Holders

        Distributions.    If you are a non-United States holder, you generally will not be subject to United States Federal income tax on distributions made on our ordinary shares or ADSs unless:

  •
  you conduct a trade or business in the United States; and

  •
  the dividends are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to United States Federal income tax on a net income basis in respect of income from our ordinary shares or ADSs, as applicable, such dividends are attributable to a permanent establishment that you maintain in the United States).

        If you fail the above test, you generally will be subject to tax in respect of such dividends in the same manner as a United States holder, as described above. In addition, any effectively connected dividends received by a non-United States corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        Sale or Other Disposition of Company Ordinary Shares and ADSs.    If you are a non-United States holder, you will not be subject to United States Federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our ordinary shares or ADSs, as applicable, unless:

  •
  your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to United States Federal income tax on a net income basis in respect of gain from the sale or other disposition of our ordinary shares or ADSs, as applicable, such gain is attributable to a permanent establishment maintained by you in the United States) or

  •
  you are an individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and either:

  •
  your gain is attributable to an office or other fixed place of business that you maintain in the United States; or

  •
  you have a tax home in the United States.

        Effectively connected gains realized by a non-United States corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

        Payments and sale proceeds in respect of our ordinary shares or ADSs, as applicable, which are made in the United States or by a United States related financial intermediary may be subject to United States information reporting rules. You will not be subject to "backup" withholding of United States Federal income tax provided that:

  •
  you are a corporation or other exempt recipient; or

  •
  you provide a taxpayer identification number (which, in the case of an individual, is his or her social security number) and meet other information reporting and certification requirements.

        If you are a non-United States holder, you generally are not subject to information reporting and backup withholding, but you may be required to provide a certification of your non-United States status in order to establish that you are exempt. You may be subject to information reporting and backup withholding if you sell your ordinary shares or ADSs through a United States broker and you are not eligible for an exemption. You may be subject to information reporting, but not backup withholding if you sell your shares or ADSs through a broker with certain connections with the United States and you are not eligible for an exemption.

        Amounts withheld under the backup withholding rules may be credited against your United States Federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

Documents on Display

        Sappi Limited files periodic reports and other information with the SEC. You may read and copy any document that Sappi Limited files with the SEC on the SEC's website, www.sec.gov, or at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-731-0330 (in the United States) or at +1 202 942 8088 (outside the United States) for further information on the operation of its public reference room.

        The documents concerning Sappi Limited referred to in this Annual Report may also be inspected at the registered office of Sappi Limited at 48 Ameshoff Street, Braamfontein, Johannesburg, Republic of South Africa.

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

        See note 30 to our Group Annual Financial Statements included elsewhere in this Annual Report.

Other Risks

  •
  Plantation risk. We are exposed to fair value fluctuations on plantations, as well as to fire, hazardous weather, disease and other damages to our plantations. See "Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates"

  •
  Discount rates. We are exposed to the discount rate fluctuations in the calculation of post employment benefit liabilities. See "Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates".

        For additional descriptions of these risks, see notes 2, 10, 16, 20, 27 and 28 to our Group Annual Financial Statements included elsewhere in this Annual Report.

Commodity Price Risk

        The selling prices of the majority of products manufactured and purchase prices of many raw materials used generally fluctuate in line with commodity cycles. Prices of chemical cellulose generally follow those of paper pulp, although the cycle is generally less volatile. As a result, the sale of chemical cellulose also tends to act as a natural hedge for paper pulp. Our total pulp production capacity is approximately 95%, including the Acquired Business, of our total pulp requirements. However, there are differences between the types of pulp required in our paper making operations and the grades of pulp we produce, as well as regional differences. We are therefore a buyer as well as a seller of paper pulp. Other than maintaining a high level of pulp integration, no hedging techniques are applied. For a description of our level of pulp integration, see "Item 4-Information on the Company—Business Overview", "Item 4—Information on the Company—Sappi Fine Paper", "Item 4—Information on the Company—Supply Requirements" and "Item 5—Operating and Financial Review and Prospects—

Markets". Despite our present relatively high level of pulp integration on a Group-wide basis, in the event of significant increases in the prices of pulp on a Group-wide basis, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

 PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        For information on our dividend policy see "Item 8—Financial Information—Dividends".

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

(b)   Management's Report on Internal Control over Financial Reporting

        Management of Sappi, together with its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. Sappi's internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Sappi's financial statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        As of September, 2009, we conducted an assessment of the effectiveness of Sappi's internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We have excluded the Acquired Business, which was acquired on December 31, 2008, from our assessment on the effectiveness of our internal control over financial reporting as of September 2009. Such exclusion was in accordance with Securities and Exchange Commission guidance that an assessment of a recently acquired business may be omitted in management's report on internal controls over financial reporting in the year of acquisition if it is not possible to conduct an assessment of an acquired business's internal controls over financial reporting in the period between consummation date and the date of management's assessment. As of and for fiscal 2009, the Acquired Business represented approximately 17% of total assets and total sales of the group respectively. There has been no material change to Sappi's internal control over financial reporting due to the Acquisition. We will include the Acquired Business in our report on the effectiveness of our internal control over financial reporting as of September 2010.

        Based on this assessment, we determined that Sappi's internal control over financial reporting as of September 2009 is effective. We also determined that there were no material weaknesses as of this date.

 (c)   Attestation Report of the Independent Registered Public Accounting Firm

To the board of directors and shareholders of Sappi Limited

        We have audited the internal controls over financial reporting of Sappi Limited and its subsidiaries (the "Company") to determine that the Company maintained effective internal control over financial reporting as of September 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As described in Management's Report on Internal Control over Financial Reporting, management excluded the Acquired Business from their assessment on the effectiveness of their internal control over financial reporting as of September 2009. As of and for fiscal 2009, the Acquired Business represented approximately 17% of total assets and total sales of the group respectively. Accordingly, our audit did not include the internal control over financial reporting of the Acquired Business. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the group financial statements as of and for fiscal 2009 of the Company and our report dated December 11, 2009 expressed an unqualified opinion on those financial statements and the related financial statement schedule included in Schedule I.

/s/ Deloitte & Touche (South Africa)

Per M J Comber
Partner
December 11, 2009

National Executive: GG Gelink Chief Executive    AE Swiegers Chief Operating Officer    GM Pinnock Audit
DL Kennedy Tax & Legal and Risk Advisory    L Geeringh Consulting    L Bam Corporate Finance    CR Beukman Finance
TJ Brown Clients & Markets    NT Mtoba Chairman of the Board    CR Qually Deputy Chairman of the Board

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

        See "Item 19—Exhibits—11.2 Sappi Limited Code of Ethics". The Code of Ethics can be found on the Sappi Limited website, at www.sappi.com and hard copies are available on request.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Principal independent auditor fees paid for fiscal 2009 and 2008 were as follows:

	2009	2008
	(US$ millions)
Audit fees(1)	6	6
Tax services(2)	1	1
Acquisition and Refinancing related services(3)	1	3

	8	10

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

(3)
Acquisition and Refinancing related services fees relate to services provided in connection with the Acquisition and the Refinancing.

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

        Requests or applications for services that require specific separate approval by the audit committee must include a detailed description of the services to be provided and a joint statement confirming that the provision of the proposed services does not impair the independence of the independent accountants.

        Pre-approval may be granted either by the audit committee or its chairman or any member of the audit committee to whom this authority has been delegated by the audit committee. Where pre-approval is granted by an individual member of the audit committee, the matter is tabled for noting at the next meeting of the full Sappi Limited audit committee.

        The pre-approval requirements for taxation services obliges the auditor to (a) describe the proposed tax services engagements in writing, (b) discuss with the audit committee the potential effects of the services on the auditor's independence, and (c) document the substance of that discussion.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

        During fiscal 2009 no Sappi Limited share repurchases were made other than taking up the rights offered of 6 shares for every 5 shares held in Treasury stock.

        Sappi stated its intention, on November 9, 2000, to acquire Sappi shares through a wholly owned Sappi subsidiary, subject to applicable stock exchange and legal limitations. In prior years Sappi has been given approval at its annual general meetings of shareholders, including the meeting held up to March 3, 2008, to purchase its shares up to a maximum of 10% of the issued ordinary share capital in any one fiscal year. The general authority is subject to the Listings Requirements of the JSE Limited and the Companies Act No. 61 of 1973 of South Africa, as amended, and is granted until the next annual general meeting. Some of the repurchased shares, have been, and will continue to be, utilized to meet the requirements of the Sappi Limited Share Incentive Trust and the Sappi Limited Performance Share Incentive Trust from time to time. As Sappi concluded a rights offer in the current year, it did not seek shareholder approval for the purchase of Sappi Limited shares at the 2009 annual general meeting of shareholders and it is unlikely to seek such approval in the near future.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

        As Sappi is listed on the JSE Limited in Johannesburg, Sappi is required to comply with the King Report on Corporate Governance for South Africa—2002. Although there are differences between the King Report and the NYSE corporate governance rules, Sappi believes it is in compliance with the King Report and has voluntarily adopted corporate governance practices that do not differ in any significant ways from the requirements of the NYSE corporate governance rules. A revised King Report (III) was issued in September 2009 and Sappi will be implementing any required changes during fiscal 2010. Management does not anticipate that significant changes will be required. See "Item 6—Directors, Senior Management and Employees—Board Practices".

 PART III

ITEM 17.    FINANCIAL STATEMENTS

        Sappi Limited is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

ITEM 18.    FINANCIAL STATEMENTS

        The Group Annual Financial Statements and schedules together with the Report of the Independent Auditors are included as the "F" pages to this Annual Report.

ITEM 19.    EXHIBITS

1.1	Memorandum and Articles of Association of Sappi Limited, as amended and restated on March 4, 1999. Incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 14, 2007.
1.2
Special Resolution of Sappi Limited dated March 2, 2000 pursuant to the South African Companies Act effecting certain amendments to the Articles of Association of Sappi Limited. Incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 14, 2007.
2.1	Specimen Ordinary Share Certificate. Incorporated by reference to Exhibit 2.1 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 14, 2007.
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
2.7
Special Resolution of Sappi Limited dated November 3, 2008 pursuant to the South African Companies Act, increasing the authorized share capital of Sappi Limited from 325,000,000 ordinary shares of ZAR 1.00 each to 1,325,000,000 ordinary shares of ZAR 1.00 each. Incorporated by reference to Exhibit 2.7 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on January 26, 2009.
2.8
Ordinary Resolution of Sappi Limited dated November 3, 2008: a) authorizing Sappi Limited to acquire the coated graphic paper business from M-real Corporation; and b) pursuant to the South African Companies Act, authorizing the directors of Sappi Limited to allot and issue Settlement shares to M-real Corporation in terms of the Master Agreement for the acquisition. Incorporated by reference to Exhibit 2.8 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on January 26, 2009.
2.9
Special Resolution of Sappi Limited dated March 2, 2009 pursuant to the South African Companies Act, decreasing the authorized share capital of Sappi Limited from 1,325,000,000 ordinary shares of ZAR 1.00 each to 725,000,000 ordinary shares of ZAR 1.00 each.*
4.1
Revised Sappi Limited Share Incentive Trust rules, incorporating all prior deeds of amendments, and the revisions to comply with the JSE Limited's revised Schedule 14 Listings Requirements, as submitted to the JSE Limited for approval in November 2009.*
4.10
Amended and Restated Term Loan Facility Agreement, dated August 27, 2009, among Sappi Limited, Sappi Papier Holding GmbH as Borrower, the Original Guarantors named therein, BAWAG P.S.K. Bank für Arbeit und Wirtschaft und Österreichische Postsparkasse AG, Calyon, Erste Bank der Oesterreichischen Sparkassen AG, KBC Bank NV, Investkredit Bank AG, The Royal Bank of Scotland plc and UniCredit Bank Austria AG as Mandated Lead Arrangers, UniCredit Bank Austria AG as Agent, J.P. Morgan Europe Limited as Security Agent and the other financial institutions named as Lenders therein.*

4.12	Intercreditor Agreement, dated August 27, 2009 among Sappi Limited, the subsidiaries of Sappi Limited named as Original Debtors therein, J.P. Morgan Europe Limited as Security Agent and as RCF Agent, UniCredit Bank Austria AG as OeKB Agent and as Bank Austria Agent, The Bank of New York Mellon as Bond Trustee and the financial institutions and other parties named therein.*
4.13
Credit Agreement, dated August 27, 2009, among Sappi Limited, the Original Borrowers named therein, the Original Guarantors named therein, J P Morgan plc, Citibank, N.A. London Branch, The Royal Bank of Scotland plc, KBC Bank NV, HSBC Bank plc and UniCredit Bank Austria AG, as Mandated Lead Arrangers, J.P. Morgan Europe Limited as Agent and as Security Agent and the additional financial institutions named as Original Lenders therein.*
4.14
Revised Sappi Limited Performance Share Incentive Trust rules, incorporating all prior deeds of amendments, and the revisions to comply with the JSE Limited's revised Schedule 14 Listings Requirements, as submitted to the JSE Limited for approval in November 2009.*
4.15
Master Business and Share Sale and Purchase Agreement, relating to the sale and purchase of the M-real Corporation coated graphic paper business, between M-real Corporation and others and Sappi Limited and others dated September 29, 2008. Incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on January 26, 2009.
4.16	Lock-up Deed between M-real Corporation and Sappi Limited dated September 29, 2008.
4.17
Guaranteed Unsecured Loan Note between M-real Corporation as lender; Sappi Papier Holding GmbH as borrower; Sappi Limited, Sappi International S.A. and Sappi Trading Pulp A.G. as guarantors; dated September 29, 2008.
4.18
Indenture dated as of July 29, 2009 by and among PE Paper Escrow GmbH as Issuer, J.P. Morgan Europe Limited as Security Agent, The Bank of New York Mellon as Trustee, Principal Paying Agent, Registrar and Transfer Agent, and The Bank of New York Mellon (Luxembourg) S.A. as Luxembourg Paying Agent, Transfer Agent and Registrar, with respect to the euro denominated 11.75% Senior Secured Notes due 2014 and the dollar denominated 12% Senior Secured Notes due 2014.*
4.19
First Supplemental Indenture dated as of August 27, 2009, by and among PE Paper Escrow GmbH as Issuer, Sappi Limited, the other Subsequent Guarantors named therein, J.P. Morgan Europe Limited as Security Agent, The Bank of New York Mellon as Trustee, Principal Paying Agent, Registrar and Transfer Agent, and The Bank of New York Mellon (Luxembourg) S.A. as Luxembourg Paying Agent, with respect to the euro denominated 11.75% Senior Secured Notes due 2014 and the dollar denominated 12% Senior Secured Notes due 2014.*
6.1	Computation of Earnings per Share. Incorporated by reference to note 7 of the notes to the Group Annual Financial Statements included elsewhere in this Annual Report.
7.1
An explanation of other ratios and definitions used in this Annual Report. Incorporated by reference to notes 2 and 3 of the notes to the Group Annual Financial Statements included elsewhere in this Annual Report.
8.1	List of significant subsidiaries. Incorporated by reference to "Item 4—Information on the Company—Organizational Structure" included elsewhere in this Annual Report.
11.2	Sappi Limited Code of Ethics. Incorporated by reference to Exhibit 11.2 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on January 26, 2009.

12.1	Certification of Roeloff Jacobus Boëttger, Chief Executive Officer of Sappi Limited pursuant to Exchange Act Rule 13a-14(a).*
12.2	Certification of Mark Richard Thompson, Chief Financial Officer of Sappi Limited pursuant to Exchange Act Rule 13a-14(a).*
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

Date: December 11, 2009

 SAPPI

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Sappi Limited:

        We have audited the accompanying group balance sheets of Sappi Limited and subsidiaries (the "Company") as of September 2009 and 2008 and the related group income statements, group statements of comprehensive income, group statements of changes in equity and group cash flow statements for each of the three years in the period ended September 2009 and related financial statement schedule included in Schedule I. These financial statements and related financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these group financial statements based on our audits.

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

        In our opinion, the group financial statements referred to above present fairly, in all material respects, the financial position of Sappi Limited and its subsidiaries at September 2009 and 2008 and the results of their operations and cash flows for each of the three years in the period ended September 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated December 11, 2009, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche (South Africa)

Per M J Comber
Partner
December 11, 2009

National Executive: GG Gelink Chief Executive AE Swiegers Chief Operating Officer
GM Pinnock Audit DL Kennedy Tax & Legal and Risk Advisory L Geeringh Consulting L Bam Corporate Finance
CR Beukman Finance TJ Brown Clients & Markets NT Mtoba Chairman of the Board CR Qually Deputy Chairman of the Board

A full list of partners and directors is available on request

SAPPI

GROUP INCOME STATEMENT

for the year ended September 2009

	Note	2009	2008	2007
		(US$ million)
Sales		5,369	5,863	5,304
Cost of sales	4	5,029	5,016	4,591

Gross profit		340	847	713
Selling, general and administrative expenses	4	385	385	362
Other operating expenses (income)	4	39	165	(22)
Share of profit from associates and joint ventures	13	(11)	(17)	(10)

Operating (loss) profit	4	(73)	314	383
Net finance costs	5	145	126	134

Finance costs		198	181	173
Finance revenue		(61)	(38)	(21)
Finance cost capitalised		—	(16)	(14)
Net foreign exchange gains		(17)	(8)	(13)
Net fair value loss on financial instruments		25	7	9

(Loss) profit before taxation		(218)	188	249
Taxation (benefit) charge	6	(41)	86	47

(Loss) profit for the year		(177)	102	202

Basic weighted average number of ordinary shares in issue (millions)		482.6	362.2	360.6
Basic (loss) earnings per share (US cents)	7	(37)	28	56
Diluted (loss) earnings per share (US cents)	7	(37)	28	55

SAPPI

GROUP STATEMENT OF COMPREHENSIVE INCOME

for the year ended September 2009

	Note	2009	2008	2007
		(US$ million)
(Loss) profit for the year		(177)	102	202
Other comprehensive income, net of tax	18	(197)	(256)	277

Exchange differences on translation of foreign operations		14	(262)	151
Actuarial (losses) gains on pension funds		(229)	7	101
Pension fund assets recognised		—	—	45
Effect of cash flow hedges		(14)	—	—
Deferred tax on other comprehensive income		32	(1)	(20)

Total comprehensive income for the year		(374)	(154)	479

SAPPI

GROUP BALANCE SHEET

at September 2009

	Note	2009	2008
		(US$ million)
Assets
Non-current assets		4,867	4,408

Property, plant and equipment	9	3,934	3,361
Plantations	10	611	631
Deferred tax assets	11	56	41
Goodwill and intangible assets	12	32	7
Joint ventures and associates	13	123	124
Other non-current assets	14	101	168
Derivative financial instruments	30	10	76

Current assets		2,430	1,701

Inventories	15	792	725
Trade and other receivables	16	858	698
Derivative financial instruments	30	10	4
Cash and cash equivalents		770	274

Total assets		7,297	6,109

Equity and liabilities
Shareholders' equity		1,794	1,605

Ordinary share capital and share premium	17	1,541	707
Non-distributable reserves	19	143	124
Foreign currency translation reserve		(354)	(121)
Hedging reserves		(14)	—
Retained earnings		478	895

Non-current liabilities		3,662	2,578

Interest-bearing borrowings	20	2,726	1,832
Deferred tax liabilities	11	355	399
Derivative financial instruments	30	24	1
Other non-current liabilities	21	557	346

Current liabilities		1,841	1,926

Interest-bearing borrowings	20	601	821
Overdraft		19	26
Derivative financial instruments	30	14	24
Trade and other payables		1,116	959
Taxation payable		56	54
Provisions	22	35	42

Total equity and liabilities		7,297	6,109

SAPPI

GROUP CASH FLOW STATEMENT

for the year ended September 2009

	Note	2009	2008	2007
		(US$ million)
Cash retained from operating activities		461	355	388

Cash generated from operations	23.1	432	623	585
—Decrease in working capital	23.2	152	1	60

Cash generated from operating activities		584	624	645
—Finance costs paid	23.3	(107)	(139)	(183)
—Finance revenue received		26	13	21
—Taxation paid	23.4	(5)	(70)	(27)

Cash available from operating activities		498	428	456
—Dividends paid		(37)	(73)	(68)

Cash utilised in investing activities		(762)	(494)	(364)

Investment to maintain operations		(143)	(239)	(38)

—Replacement of non-current assets	23.5	(147)	(250)	(116)
—Proceeds on disposal of non-current assets	23.6	2	7	50
—Decrease in other non-current assets		2	4	28

Investment to expand operations		(619)	(255)	(326)

—Additions of non-current assets		(29)	(255)	(326)
—Acquisition	34	(590)	—	—

Cash effects of financing activities		707	49	98

Proceeds from interest-bearing borrowings*		3,469	2,077	806
Repayment of interest-bearing borrowings*		(3,222)	(2,032)	(719)
Rights issue proceeds		575	—	—
Costs directly attributable to the rights issue		(31)	—	—
Costs directly attributable to the bond offerings		(78)	—	—
(Decrease) increase in bank overdrafts		(6)	4	11

Net movement in cash and cash equivalents		406	(90)	122
Cash and cash equivalents at beginning of year		274	364	224
Translation effects		90	—	18

Cash and cash equivalents at end of year	23.7	770	274	364

*
Includes gross cash flows relating to ongoing short term financing activities

SAPPI

GROUP STATEMENT OF CHANGES IN EQUITY

for the year ended September 2009

	Number of ordinary shares	Ordinary share capital	Share premium	Ordinary share capital and share premium	Non- distributable reserves	Foreign Currency Translation reserve	Cash flow hedge accounting reserve	Retained earnings	Total equity
	(US$ million)
Balance—September 2006	227.0	29	686	715	109	(33)	—	595	1,386
Transfer to retained earnings	—	—	—	—	(13)	—	—	13	—
Share -based payment	—	—	—	—	5	—	—	—	5
Transfers to Sappi Limited Share Incentive Trust	1.5	—	14	14	—	—	—	—	14
Total comprehensive income	—	5	91	96	13	42	—	328	479
Dividends—US$0.30 per share*	—	—	—	—	—	—	—	(68)	(68)

Balance—September 2007	228.5	34	791	825	114	9	—	868	1,816
Transfer from retained earnings	—	—	—	—	8	—	—	(8)	—
Share -based payment	—	—	—	—	10	—	—	—	10
Transfers to Sappi Limited Share Incentive Trust	0.7	—	6	6	—	—	—	—	6
Total comprehensive income	—	(6)	(118)	(124)	(8)	(130)	—	108	(154)
Dividends—US$0.32 per share*	—	—	—	—	—	—	—	(73)	(73)

Balance—September 2008	229.2	28	679	707	124	(121)	—	895	1,605
Transfer from retained earnings	—	—	—	—	6	—	—	(6)	—
Share-based payments	—	—	—	—	9	—	—	—	9
Transfers to Sappi Limited Share Incentive Trust	0.3	—	2	2	—	—	—	—	2
Rights issue proceeds	275.0	28	547	575	—	—	—	—	575
Costs directly attributable to the rights issue	—	—	(31)	(31)	—	—	—	—	(31)
Issue to M-real	11.2	1	44	45	—	—	—	—	45
Total comprehensive income	—	13	230	243	4	(233)	(14)	(374)	(374)
Dividends—US$0.16 per share*	—	—	—	—	—	—	—	(37)	(37)

Balance—September 2009	515.7	70	1,471	1,541	143	(354)	(14)	478	1,794
Note reference:				17	19

*
Dividends relate to the previous financial year's earnings but were declared subsequent to year-end.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS

for the year ended September 2009

1.     BUSINESS

        Sappi Limited, a corporation organised under the laws of the Republic of South Africa (the "company" and, together with its consolidated subsidiaries, "Sappi" or the "group"), was formed in 1936 and is a major, vertically integrated international pulp and paper producer. Sappi is a leading global producer of coated fine paper and chemical cellulose. The group has manufacturing facilities in ten countries, on four continents, and customers in over 100 countries across the globe.

        The group is comprised of its Sappi Fine Paper and Sappi Forest Products business units. Sappi Fine Paper has manufacturing and marketing facilities in North America, Europe, Southern Africa and Asia and produces mainly high quality branded coated fine paper. It also manufactures uncoated graphic and business paper, coated and uncoated speciality paper, and casting release paper used in the manufacture of artificial leather and textured polyurethane applications. Sappi Forest Products, based in Southern Africa, produces commodity paper products, pulp, chemical cellulose and forest and timber products for Southern Africa and export markets. The group operates a trading network called Sappi Trading for the international marketing and distribution of chemical cellulose and market pulp throughout the world and of the group's other products in areas outside its core operating regions of North America, Europe and Southern Africa. All sales and costs associated with Sappi Trading are allocated to our reporting segments.

2.     ACCOUNTING POLICIES

        The following principal accounting policies have been consistently applied in dealing with items that are considered material in relation to the Sappi Limited group financial statements. The group has however elected to early adopt IAS 1 Presentation of Financial Statements. This did not have an impact on the group's reported results or financial position.

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

        The financial statements are presented in United States Dollars (US$), as it is the major trading currency of the pulp and paper industry, and are rounded to the nearest million except as otherwise indicated.

        The financial statements are prepared on the historical-cost basis, except for certain financial assets and liabilities and plantations that are stated at their fair value.

        Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

2.     ACCOUNTING POLICIES (Continued)

(i) Fiscal year

        The group's financial year end is on the Sunday closest to the last day of September.

        Accordingly the last three financial years were as follows:

  •
  29 September 2008 to 27 September 2009 (52 weeks)

  •
  01 October 2007 to 28 September 2008 (52 weeks)

  •
  02 October 2006 to 30 September 2007 (52 weeks)

        The group has disclosed two years comparative information for the income statement, statement of comprehensive income and the cash flow statement to be consistent with its disclosure in the annual report prepared on form 20-F.

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

        Monetary and non-monetary assets and liabilities in foreign currencies are translated into the functional currency of the entities' in the group at rates of exchange ruling at the reporting date.

        Exchange gains and losses on the translation and settlement of foreign currency monetary assets and liabilities during the period are recognised in the profit or loss in the period in which they arise.

(ii) Consolidation of foreign operations

        The assets and liabilities, including goodwill of entities that have non-dollar functional currencies are translated at the closing rate, while the income and expenses are translated using the average exchange rate. The differences that arise on translation are reported directly in other comprehensive income. These translation differences are recycled through profit or loss for the period on disposal of the foreign operation.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

2.     ACCOUNTING POLICIES (Continued)

        The functional currency of the European business is EURO, the Southern African business is ZAR and the North American business is US Dollars. Other minor companies in the group may have different functional currencies depending on the business environment in which they operate.

        The group used the following exchange rates for financial reporting purposes:

	Rate at
	Sep 09	Sep 08	Sep 07
ZAR to one US$	7.4112	8.0751	6.8713
GBP to one US$	0.6268	0.5421	0.4885
EUR to one US$	0.6809	0.6843	0.7007

	Average annual rate
	Sep 09	Sep 08	Sep 07
ZAR to one US$	9.0135	7.4294	7.1741
GBP to one US$	0.6419	0.5049	0.5072
EUR to one US$	0.7322	0.6638	0.7499

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

        Where an entity within the group transacts with an associate or joint venture of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate or joint venture.

(iii) Goodwill

        The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given,

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

2.     ACCOUNTING POLICIES (Continued)

liabilities incurred or assumed, and equity instruments issued by the group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognised at their fair value at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non Current Assets Held for Sale and Discontinued Operations, which are recognised and measured at fair value less costs to sell.

        The excess between the fair value of the purchase consideration and the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognised as goodwill in the balance sheet.

        Goodwill is subsequently held at cost less any accumulated impairment losses. Goodwill is not amortised but is tested for impairment annually or more frequently where there is an indication of impairment based on an allocation to one or more cash-generating units (CGUs) in which the synergies from the business combinations are expected.

        Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to a CGU and then to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Impairment losses relating to goodwill are not reversed.

        Critical areas of judgement and the use of estimates are included in section 2.3 of the accounting policies.

2.2.3 Environmental expenditures and liabilities

        Environmental accruals are recorded based on current interpretation of environmental laws and regulations. Amounts accrued do not include third-party recoveries. All available information is considered including the results of remedial investigation/feasibility studies (RI / FS). In evaluating any disposal site environmental exposure, an assessment is made of the company's potential share of the remediation costs by reference to the known or estimated volume of the company's waste that was sent to the site and the range of costs to treat similar waste at other sites if a RI / FS is not available.

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

for the year ended September 2009

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

  •
  Loans and receivables

        Loans and receivables are carried at amortised cost, with interest revenue recognised in profit and loss for the period using the effective interest method.

  •
  Available-for-sale financial assets

        Available-for-sale financial assets are measured at fair value, with any gains and losses recognised directly in equity along with the associated deferred taxation. Any foreign currency translation gains or losses or interest revenue, measured on an effective-yield basis, are recognised in profit or loss.

(iv) Embedded derivatives

        Certain derivatives embedded in financial and host contracts, are treated as separate derivatives and recognised on a standalone basis, when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value, with unrealised gains and losses reported in profit or loss.

(v) Derecognition

        The group derecognises a financial asset when the rights to receive cash flows from the asset have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership.

        A financial liability is derecognised when and only when the liability is extinguished, i.e. when the obligation specified in the contract is discharged, cancelled or has expired.

(vi) Impairment of financial assets

  •
  Loans and receivables

        An impairment loss is recognised in profit or loss when there is evidence that the group will not be able to collect all amounts due according to the original terms of the receivables.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

2.     ACCOUNTING POLICIES (Continued)

  •
  Available-for-sale financial assets

        When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative unrealised gains and losses previously recognised in equity are removed from equity and recognised in profit or loss even though the financial asset has not been derecognised.

        If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases due to an objective event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed in profit or loss for the period. Impairment losses recognised in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss.

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

        The gains or losses, which are recognised directly in shareholders' equity, are transferred to profit or loss in the same period in which the hedged transaction affects profit or loss.

        If the forecasted transaction results in the recognition on a non-financial asset or non-financial liability, the associated cumulative gain or loss is transferred from equity to the underlying asset or liability on the transaction date.

  •
  Hedge of a net investment in a foreign operation

        The group does not currently have any hedges of net investments in foreign operations.

        Hedge accounting is discontinued on a prospective basis when the hedge no longer meets the hedge accounting criteria (including when it becomes ineffective), when the hedge instrument is sold, terminated or exercised when, for cash flow hedges, the designation is revoked and the forecast transaction is no longer expected to occur. Where a forecasted transaction is no longer expected to occur, the cumulative gain or loss deferred in equity is transferred to profit or loss.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

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

(ix) Interest income and expense

        Interest income and expense are recognised in profit or loss using the effective interest rate method.

2.2.5 Government grants

        Government grants are recognised in income over the periods necessary to match them with the related costs which they are intended to compensate. Government grants related to income are recognised in sundry income under Selling, general and administrative expenses.

        Government grants related to assets are recognised by deducting the grant from the carrying amount of the related asset.

2.2.6 Intangible assets

(i) Research activities

        Expenditures on research activities, internally generated goodwill and brands are recognised in profit or loss as an expense as incurred.

(ii) Development activities

        Expenditure on engineering projects, computer software and other development activities, is capitalised if these projects and activities are technically and commercially feasible and the group has sufficient resources to complete development.

        Computer development expenditure is amortised when the relevant software is available for use. Intangible assets are stated at cost less accumulated amortisation and impairment losses. Intangible assets, which are not yet available for use, are stated at cost less impairment losses.

        Amortisation of engineering projects, computer software and development costs is charged to profit or loss on a straight-line basis over the estimated useful lives of these assets, not exceeding five years.

(iii) Patents

        Patents acquired are capitalised and amortised on a straight line basis over their estimated useful lives, which is on average ten years.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

2.     ACCOUNTING POLICIES (Continued)

2.2.7 Impairment of assets other than goodwill and financial instruments

        The group assesses all assets (other than goodwill and intangible assets not yet available for use) at each balance sheet date for indications of an impairment or the reversal of a previously recognised impairment.

        Intangible assets not yet available for use are tested at least annually for impairment.

        Should there be any indications of impairment, the recoverable amounts of the assets are estimated. Where an impairment exists, the losses are recognised in profit or loss for the period.

        For an asset whose cash flows are largely dependent on those of other assets, the recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

        A previously recognised impairment loss will be reversed if the recoverable amount increases as a result of a change in the estimates used previously to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised in prior periods. Reversals of previously recognised impairment losses are recognised in profit or loss for the period.

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

for the year ended September 2009

2.     ACCOUNTING POLICIES (Continued)

depreciated on a straight line basis over the shorter of the lease period and the expected useful life of the asset.

        Leases in respect of which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Lease payments made under operating leases are charged to profit or loss on a straight line basis over the term of the lease unless another systematic basis is more representative of the time pattern of the group's benefit.

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

2.2.11 Provisions

        Provisions are recognised when the group has a legal or constructive obligation arising from past events that will probably be settled. Where the effect of discounting (time value) is material, provisions are discounted and the discount rate used is a pre-taxation rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

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

for the year ended September 2009

2.     ACCOUNTING POLICIES (Continued)

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

        The group's policy is to recognise actuarial gains and losses, which can arise from differences between expected and actual outcomes or changes in actuarial assumptions, in other comprehensive income. Any increase in the present value of plan liabilities expected to arise due to current service costs is charged to operating profit.

        Gains or losses on the curtailment or settlement of a defined benefit plan are recognised in profit or loss when the group is demonstrably committed to the curtailment or settlement. Past service costs are recognised immediately to the extent that the benefits are already vested, and otherwise are amortised on a straight-line basis over the vesting period of those benefits.

        The net liability recognised in the balance sheet represents the present value of the defined benefit obligation adjusted for unrecognised past service costs, reduced by the fair value of the plan assets. Where the calculation results in a benefit to the group, the recognised asset is limited to the net total of past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

        Contributions in respect of defined-contribution plans are recognised as an expense in profit or loss as incurred.

(ii) Post-employment benefits—medical

        The projected unit credit method is used in determining the present value of post employment medical benefits. The estimated cost of retiree health care and life insurance benefit plans is accrued during the participants' actual service periods up to the dates they become eligible for full benefits. Experience adjustments and plan amendments in respect of existing employees are treated in a similar manner as described in the preceding paragraph, in the statement of comprehensive income.

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

for the year ended September 2009

2.     ACCOUNTING POLICIES (Continued)

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

for the year ended September 2009

2.     ACCOUNTING POLICIES (Continued)

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

(ii) Measurement of fair value of equity instruments granted

        The equity instruments granted by the group are measured at fair value at the measurement date using modified binomial option pricing valuation models. The valuation technique is consistent with generally acceptable valuation methodologies for pricing financial instruments and incorporates all factors and assumptions that knowledgeable, willing market participants would consider in setting the price of the equity instruments.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

2.     ACCOUNTING POLICIES (Continued)

2.2.17 Shareholders' equity

(i) Share capital

        Share capital issued by the company is recorded as the proceeds received, net of direct issue costs.

        Shares repurchased by the issuing company are cancelled.

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

        Secondary Tax on Companies (STC) is a South African Income Tax, that arises from the distribution of dividends and is recognised in profit or loss at the same time as the liability to pay the related dividend.

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

for the year ended September 2009

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

        When dividends received in the current year can be offset against future dividend payments to reduce the STC liability, a deferred tax asset is recognised to the extent of the future reduction in STC.

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

        Borrowing costs capitalised are calculated at the group's average funding cost, except to the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset. Where this occurs, actual borrowing costs incurred less any investment income on the temporary investment of those borrowings are capitalised.

2.2.20 Cost of sales

        When inventories are sold, the carrying amount is recognised as part of cost of sales. Any write down of inventories to net realisable value and all losses of inventories or reversals of previous write downs or losses are recognised in cost of sales in the period the write down, loss or reversal occurs.

2.2.21 Revenue

        Revenue is recognised when the significant risks and rewards of ownership have been transferred, when delivery has been made and title has passed, when the amount of the revenue and the related costs can be reliably measured and when it is probable that the debtor will pay for the goods. For the majority of local and regional sales, transfer occurs at the point of offloading the shipment into the customer warehouse, whereas for the majority of export sales transfer occurs when the goods have been loaded into the relevant carrier, unless the contract of sale specifies different terms.

        Revenue is measured at the fair value of the amount received or receivable which is arrived at after deducting trade and settlement discounts, rebates, and customer returns.

        Shipping and handling costs, such as freight to our customers' destination are included in cost of sales. These costs, when included in the sales price charged for our products are recognised in net sales.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

2.     ACCOUNTING POLICIES (Continued)

2.2.22 Emission trading

        The group accounts for grants allocated by governments for emission rights as an intangible asset with an equal liability at the time of the grant. The asset and liability are recognised at a nominal amount when the grants are issued.

        The group does not recognise a liability for emissions to the extent that it has sufficient allowances to satisfy emission liabilities incurred. Where there is a shortfall of allowances that the group would have to deliver for emissions, a liability is recognised at the current market value of the shortfall.

        Where the group has allowances that exceed actual emissions and the excess allowances are sold to parties outside the group, a gain is recognised in profit or loss for the period.

2.2.23 Black Economic Empowerment (BEE) Transaction

        The group has entered into a transaction that introduces empowered black ownership to the group's land portfolio in South Africa. This empowerment transaction has resulted in our empowerment partner obtaining an undivided 25% interest of this land portfolio via a swap arrangement for the continued right of use of the land. This transaction was based on the fair value of the 25% undivided interest in the share of the land.

        In terms of the agreement, both Sappi and the empowerment partner have issued preference shares, for the purchase of an undivided share of land and the continued right of use of the land respectively, the terms of which require payment of dividends on an annual basis. Sappi's liability for dividends will vary in relation to the value of 25% of the undivided share of the land not paid for by redemption of the preference shares issued to the empowerment partner.

        The group has recognised a financial derivative liability in terms of IAS 39: Financial Instruments Recognition and Measurement. The liability is initially recognised at fair value. Subsequently the liability will continue to be measured at fair value with changes in fair value recognised in profit or loss in each financial reporting period.

2.2.24 Alternative Fuel Mixture Credits

        The U.S. Internal Revenue Code allows an excise tax credit for alternative fuel mixtures produced by a taxpayer for sale, or for use as a fuel in a taxpayer's trade or business. The credit is scheduled to expire on 31 December 2009. During fiscal 2009, the company was notified that its registration as an alternative fuel mixer was approved by the Internal Revenue Service.

        The group, through its North American operations qualifies for the alternative fuel mixtures tax credit because it uses a bio-fuel known as black liquor, which is a byproduct of its wood pulping process, to power its mills.

        The group recognizes income for the alternative fuel mixture credits when its right to receive the credit is established. This occurs when the group has complied with the requirements of the Internal Revenue Code and has submitted a claim for the credits due. This is recorded in profit and loss under other operating income.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

2.     ACCOUNTING POLICIES (Continued)

2.3 Critical accounting policies and estimates

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

Asset impairments

        The group evaluates its long-lived assets for impairment, including identifiable intangibles and goodwill, whenever events, such as losses being incurred, or changes in circumstances, such as changes in the pulp and paper market, indicate that the carrying amount of the asset may not be recoverable. Judgements regarding the existence of impairment indicators are based on market conditions and the operational performance of the business. Future events could cause management to conclude that impairment indicators exist.

        In order to assess if there is any impairment, the group estimates the future cash flows expected to result from the use of the asset(s) and its eventual disposition. The group takes into account its ability to carousel products across different operating units within a region when it performs an asset impairment test. Considerable management judgement is necessary to estimate discounted future cash flows, including appropriate bases for making judgements and estimates as to future product pricing in the appropriate markets, raw material and energy costs, volumes of product sold, the planned use of machinery or equipment or closing of facilities. The calculation of appropriate pre-tax discount rates (impairment discount factor) is another sensitive input to the valuation. While every effort is made to make use of independent information and apply consistent methodology, actual circumstances or outcomes could vary significantly from such estimates, including as a result of changes in the economic and business environment. These variances could result in changes in useful lives or impairment. These changes can have either a positive or negative impact on our estimates of impairment and can result in additional charges.

Business Combinations and goodwill impairments

        The group uses judgement, estimates and involves external specialists in determining the fair value of identifiable assets and liabilities acquired in a business combination, as well as calculating the fair value of the purchase consideration on acquisition. The highest and best use of the acquired assets by market participants (as opposed to Sappi's business intentions) is taken into account in determining the fair value of assets acquired in a business combination.

        Goodwill is tested for impairment based on an allocation to one or more cash generating units (CGUs) in which the synergies from the business combinations are expected. The group takes into account its ability to carousel products across different operating units in allocating goodwill to CGUs.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

2.     ACCOUNTING POLICIES (Continued)

Goodwill impairment testing is conducted at reporting unit levels of our business and is based on a cash flow based valuation model to determine the fair value of the CGU.

        The assumptions used in estimating future cash flows are based on business forecasts and incorporated external information from industry sources, where applicable. Actual outcomes could vary significantly from business forecasts. Changes in certain estimates could have a material effect on the estimated fair value of the reporting unit. In addition to the judgments described above significant judgments in estimating discounted cash flows also include the selection of the pre-tax discount rate (impairment discount factor) and the terminal value (net present value at end of period where there is a willing buyer and seller) multiple used in our valuation model. The discount rate used in our valuation model generally considers the debt and equity mix, a market risk premium, and other factors consistent with valuation methodologies. The terminal value multiple used in our valuation model generally also considers the valuations for comparable companies.

        Small changes in our valuation model would generally not have a significantly impact on the results of our valuation; however, if future cash flows were materially different than our forecasts, then the assessment of the potential impairment of the carrying value may be impacted.

Property, plant and equipment

        Where significant parts of an item of property, plant and equipment have different useful lives to the item itself, these parts are depreciated over their estimated useful lives. The methods of depreciation, useful lives and residual values are reviewed on an annual basis and are revised when the current estimate is different from the existing estimate. Depreciation rates for similar items of plant or equipment could vary significantly based on the location and use of the asset.

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

        The group then assesses the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent recovery is not likely, a deferred tax asset is not recognised. In

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

2.     ACCOUNTING POLICIES (Continued)

recognising deferred tax assets, the group considers profit forecasts including the effect of exchange rate fluctuations on sales and external market conditions. Where it is probable that a position may be successfully challenged by revenue authorities, a tax provision is raised for the tax on the probable adjustment. Management's judgement is required in determining the provision for income taxes, deferred tax assets and liabilities.

        Deferred tax assets have been recognised where management believes there are sufficient taxable temporary differences or convincing other evidence that sufficient taxable profits will be available in future to realise deferred tax assets. Although the deferred tax assets which have been recognised are considered realisable, actual amounts could be reduced if future taxable income is not achieved. This can materially affect our reported results and financial position.

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

        External market data is applied in measuring the hedge effectiveness of financial instruments. Hedge ineffectiveness is recognised immediately against income.

        Refer to note 30 of the Group Annual Financial Statements contained elsewhere in this Annual Report for details of the fair value hedging relationships as well as the impact of the hedge on the pre-tax profit or loss for the period.

Plantations

        The fair value of immature timber is the present value of the expected future cash flows taking into account unadjusted current market prices in available markets, estimated projected growth over the rotation period for the existing immature timber volumes in metric ton, cost of delivery and estimated maintenance costs up to the timber becoming usable. The discount rate used is the applicable pre-tax weighted average cost of capital of the business unit. Determining the appropriate discount rate requires significant assumption and judgement and changes in these assumptions could change the outcomes of the plantation valuations. The standing value of mature timber is based on unadjusted current market prices in available markets and estimated timber volumes in metric tons less cost of delivery at current market prices.

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

        A key assumption and estimation is the projected growth estimation over a period of eight to eighteen years per rotation. The inputs to our immature timber growth model are complex and involve estimations and judgements, all of which are regularly updated. Sappi established a long-term sample

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

2.     ACCOUNTING POLICIES (Continued)

plot network which is representative of the species and sites on which we grow trees and the measured data from these permanent sample plots are used as input into our growth estimation. Periodic adjustments are made to existing models for new genetic material.

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

        Ruling unadjusted current market prices and costs to sell applied at the reporting date, as well as the assumptions that are used in determining the extent of biological transformation (growth) can have a significant effect on the valuation of the plantations, and as a result, the amount recorded in profit or loss arising from fair value changes and growth. In addition, the discount rate applied in the valuation of immature timber has an impact as tabled below.

	2009	2008	2007
	(US$ million)
Market price changes
1% increase in market prices	12	17	17
1% decrease in market prices	(12)	(17)	(17)
Discount rate (for immature timber)
1% increase in rate	(3)	(4)	(4)
1% decrease in rate	3	4	4
Volume assumption
1% increase in estimate of volume	6	6	6
1% decrease in estimate of volume	(6)	(6)	(6)
Costs to sell
1% increase in costs to sell	(9)	(10)	(10)
1% decrease in costs to sell	9	10	10
Growth assumptions
1% increase in rate of growth	1	1	2
1% decrease in rate of growth	(1)	(1)	(2)

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

for the year ended September 2009

2.     ACCOUNTING POLICIES (Continued)

such as discount rate, expected long-term rate of return on plan assets, and rate of compensation increases.

        The principle underlying the required attribution approach is that employees render service over their service lives on a relatively consistent basis and, therefore, the profit or loss effects of pension benefits or post retirement healthcare benefits are earned in, and should be expensed in the same pattern.

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

        Refer to notes 27 and 28 for the key assumptions, the benefit obligations, plan assets, net periodic pension cost and the impact on the future financial results of the group in relation to post employment benefits that may arise due to changes in economic conditions, employee demographics and investment performance as at the end of September 2009 and September 2008.

Provisions

        Provisions are recognised when a reliable estimate can be made of the amount that the group would rationally pay to settle the liability. Risks, uncertainties and future events, such as changes in law and technology, are taken into account by management in determining the best estimates.

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

for the year ended September 2009

2.     ACCOUNTING POLICIES (Continued)

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

        The early adoption of the revised standard did not have an impact on the group's reported results or financial position.

2.5 Accounting Standards, interpretations and amendments to existing standards that are not yet effective

        The group has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on or after 1 October 2009 or later periods. These new standards, and their effective dates for the group's annual accounting periods are listed below:

  –
  IFRS 8—Operating segments (September 2010)

  –
  IFRIC 15—Agreements for the Construction of Real Estate (September 2010)

  –
  IFRIC 17—Distributions of Non-cash Assets to Owners (September 2010)

  –
  IFRIC18—Transfers of Assets from Customers (September 2010)

  –
  Revision to IFRS 3: Business Combinations (September 2010)

  –
  Amendments to IAS 27 Consolidated and Separate Financial Statements, IAS 28 Investments in Associates and IAS 31 Investments in Joint Ventures (September 2010)

  –
  Amendments to IFRS 2 vesting conditions and cancellations (September 2010)

  –
  Amendments to IFRS 2 Group cash-settled share based payment transactions (September 2010)

  –
  Amendments to IFRS 7 Financial Instruments: Disclosure (September 2010)

  –
  Amendment to IAS 39 Financial Instruments: Recognition and Measurement on Eligible Hedged Items (September 2010)

  –
  Amendments to IFRIC 9 Reassessment of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement (September 2010)

  –
  Various improvements to IFRS

        The group is currently evaluating the impact of the adoption of these standards, amendments and interpretations in future periods.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

3.     SEGMENT INFORMATION

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

	Sappi Fine Paper			Sappi Forest Products			Corporate & eliminations			Group
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	(US$ million)
Income statement
External sales(1)	4,508	4,764	4,256	861	1,099	1,048	—	—	—	5,369	5,863	5,304
Inter-segment sales	478	677	602	532	657	658	(1,010)	(1,334)	(1,260)	—	—	—

Total sales	4,986	5,441	4,858	1,393	1,756	1,706	(1,010)	(1,334)	(1,260)	5,369	5,863	5,304
Segment result(2)	(17)	34	119	(52)	273	264	(4)	7	—	(73)	314	383
Share of profit of equity investments	3	2	3	4	5	3	4	10	4	11	17	10
Depreciation	326	300	298	70	73	75	—	1	1	396	374	374
Amortisation and fellings	2	—	1	69	80	70	—	—	—	71	80	71
Asset impairments	74	82	2	5	37	—	—	—	—	79	119	2
Other non-cash expenses (including fair value adjustment on plantations)	136	151	(11)	2	(150)	(117)	(38)	(58)	(14)	100	(57)	(142)

Balance sheet
Capital expenditures	124	216	158	60	290	299	—	1	1	184	507	458
Total assets(6)	4,500	3,724	3,931	2,002	2,049	2,096	795	336	317	7,297	6,109	6,344
Operating assets(3)(6)	4,413	3,678	3,836	1,916	1,972	1,984	142	144	99	6,471	5,794	5,919
Operating liabilities(4)	870	706	682	223	241	251	72	78	66	1,165	1,025	999
Net operating assets(5)(6)	3,526	2,955	3,121	1,686	1,721	1,654	38	39	21	5,250	4,715	4,796
Property, plant and equipment	2,856	2,353	2,503	1,078	1,008	988	—	—	—	3,934	3,361	3,491

	North America			Sappi Fine Paper Europe			Southern Africa			Sappi Forest Products Southern Africa			Corporate & other			Group
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	(US$ million)
Sales(1)	1,295	1,664	1,511	2,895	2,720	2,387	318	380	358	861	1,099	1,048	—	—	—	5,369	5,863	5,304
Segment result(2)	53	92	22	(67)	(64)	88	(3)	6	9	(52)	273	264	(4)	7	—	(73)	314	383
Capital expenditures	31	125	44	82	82	102	11	9	12	60	290	299	—	1	1	184	507	458
Operating assets(3)	1,145	1,285	1,263	3,008	2,226	2,371	260	167	202	1,916	1,972	1,984	142	144	99	6,471	5,794	5,919
Net operating assets(5)	981	1,087	1,031	2,340	1,758	1,941	205	110	149	1,686	1,721	1,654	38	39	21	5,250	4,715	4,796
Property, plant and equipment	810	879	864	1,928	1,363	1,502	118	111	137	1,078	1,008	988	—	—	—	3,934	3,361	3,491

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

3.     SEGMENT INFORMATION (Continued)

Sales by geographical location of customers

	2009	2008	2007
	(US$ million)
North America	1,298	1,716	1,559
Europe	2,557	2,319	2,078
Southern Africa	678	883	789
Asia and other	836	945	878

	5,369	5,863	5,304

(1)
Sales where the product is manufactured

(2)
Segment result is operating (loss) profit

(3)
Operating assets consist of property, plant and equipment, plantations, non-current assets (excluding deferred taxation) and current assets (excluding cash)

(4)
Operating liabilities consist of trade and other payables, provisions and current derivative financial instruments

(5)
Net operating assets consist of operating assets less operating liabilities, adjusted for taxation payable and dividends payable

(6)
Corporate includes the group's treasury operations and the investment in the Chinese joint venture

4.1  Operating profit

        Operating profit has been arrived at after charging (crediting):

	2009		2008		2007
	Cost of sales	Selling, general and administrative expenses	Cost of sales	Selling, general and administrative expenses	Cost of sales	Selling, general and administrative expenses
	(US$ million)
Raw materials, energy and other direct input costs	2,868	—	3,073	—	2,685	—

Wood (includes felling adjustment(1))	663	—	722	—	635	—
Energy	584	—	558	—	438	—
Chemicals(2)	868	—	935	—	676	—
Pulp(2)	543	—	702	—	623	—
Other variable costs(2)	210	—	156	—	313	—

Fair value adjustment on plantations(1)
Growth	(73)	—	(70)	—	(76)	—
Price	67	—	(120)	—	(54)	—
Employment costs	882	164	864	153	809	116
Depreciation	376	20	350	24	350	24
Delivery charges	454	—	509	—	453	—
Maintenance	250	—	252	—	235	—
Other overheads	205	—	158	—	189	—
Marketing and selling expenses	—	102	—	105	—	91
Administrative and general expenses	—	99	—	103	—	131

	5,029	385	5,016	385	4,591	362

(1)
Disclosed separately below.

(2)
Costs included in Pulp in 2008 have been reallocated to Chemicals and Other variable costs.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

4.1  Operating profit (Continued)

	2009	2008	2007
	(US$ million)
Fair value adjustment on plantations(1)
Changes in volumes
Fellings	69	80	70
Growth	(73)	(70)	(76)

	(4)	10	(6)
Plantation price fair value adjustment	67	(120)	(54)

	63	(110)	(60)

Silviculture costs (included within cost of sales)	50	50	41
Leasing charges for premises	16	16	16
Leasing charges for plant and equipment	15	32	43
Remuneration paid other than to employees of the company in respect of:	27	33	31

—technical services	11	15	15
—administration services	16	18	16

Auditors' remuneration:	8	10	7

—audit and related services	6	6	5
—tax planning and tax advice	1	1	2
—acquisition and refinancing related services*	1	3	—

Government grants towards environmental expenditure	(2)	(1)	—
Research and development costs	31	34	34
Amortisation	2	—	1
Cost on derecognition of loans and receivables**	16	22	15
Directors' remuneration
—executive directors—salaries and benefits	2	2	3
—non-executive directors—fees	1	1	1

*
These costs have been capitalised.

**
The cost on derecognition of trade receivables relates to the derecognition of trade receivables related to the securitisation programme in South Africa and to the sale of letters of credit in Hong Kong.

(1)
Disclosed separately below.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

4.2  Employment costs

	2009	2008	2007
	(US$ million)
Wages and salaries	936	921	816
Defined contribution plan expense (refer note 27)	33	23	18
Pension costs (refer note 27)	21	9	20
Post-employment benefits other than pensions expense (refer note 28)	10	14	13
Share-based payment expense	9	10	5
Other	37	40	53

	1,046	1,017	925

4.3  Other operating expenses (income)

	2009	2008	2007
	(US$ million)
Included in other operating expenses are the following:
Asset impairments (refer note 9)	79	119	2
Profit on sale and write-off of property, plant and equipment	(1)	(5)	(24)
Restructuring provisions raised (released) and closure costs	34	41	(11)
Fuel tax credit	(87)	—	—

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

5.  NET FINANCE COSTS

	2009	2008	2007
	(US$ million)
Gross interest and other finance costs on liabilities carried at amortised cost	198	181	173

—Interest on bank overdrafts	6	4	8
—Interest on redeemable bonds and other loans	190	174	161
—Interest cost on finance lease obligations	2	3	4

Finance revenue received on assets carried at amortised cost	(61)	(38)	(21)

—Interest on bank accounts	(16)	(22)	(3)
—Discount on early redemption of vendor loan note	(41)	—	—
—Interest revenue on other loans and investments	(4)	(16)	(18)

Interest capitalised to property, plant and equipment	—	(16)	(14)
Net foreign exchange gains	(17)	(8)	(13)
Net fair value loss on financial instruments	25	7	9

—Realised loss on unwind of interest rate swaps	18	—	—
—(Gain) loss on non hedged swaps and loans	(2)	2	7
—Amortisation of cost of de-designated hedges	—	5	2
—Hedge ineffectiveness
—gain on hedging instrument (derivative)	(41)	(30)	(14)
—loss on hedged item	50	30	14

	145	126	134

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

6.     TAXATION (BENEFIT) CHARGE

	2009	2008	2007
	(US$ million)
Current taxation:
—Current year	6	23	44
—Prior year over provision	(7)	(19)	(7)
—Other company taxes*	4	2	1
Deferred taxation: (refer note 11)
—Current year*	(44)	89	36
—Prior year under (over) provision	3	—	(8)
—Attributable to tax rate changes	(3)	(9)	(19)

	(41)	86	47

* Includes Secondary Tax on Companies (STC)(1)	4	7	8

Due to the utilisation of previously unrecognised tax assets, the deferred taxation expense for the year has been reduced by	22	19	11

(1)
The imposition of Secondary Tax on Companies (STC) effectively means that a dual corporate taxation system exists in South Africa comprising a normal income taxation and STC. Liability for STC is determined independently from normal income taxation and is paid by South African companies at the flat rate of 10% in respect of the amount of dividends declared less all dividends which accrued to them (but subject to certain exclusions) during the relevant 'dividend cycle'. 'Dividend cycle' means the period commencing on the day following the date of accrual to a company's shareholders of the last dividend declared by that company and ending on the date on which the dividend in question accrues to the shareholder concerned. An excess of dividends accruing to a company over dividends paid may be carried forward to subsequent dividend cycles as an STC credit.

        In addition to income taxation expense charges to profit and loss, deferred tax relief of US$ 32 million (2008: US$ 1 million charge; 2007: US$ 18 million charge) has been recognised directly in equity (refer note 11).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

6.     TAXATION (BENEFIT) CHARGE (Continued)

Reconciliation of the tax rate

	2009	2008	2007
	(US$ million)
(Loss) profit before taxation	(218)	188	249

Profit-making regions	133	560	424
Loss-making regions	(351)	(372)	(175)

Taxation at the average statutory tax rate	(60)	72	68

Profit-making regions at 28% (2008: 30%; 2007: 28%)	38	167	119
Loss-making regions at 28% (2008: 26%; 2007: 29%)	(98)	(95)	(51)

Net exempt income and non-tax deductible expenditure	(32)	(51)	(34)
Effect of tax rate changes	(3)	(9)	(19)
Deferred tax asset not recognised	72	103	49
Utilisation of previously unrecognised tax assets	(22)	(19)	(11)
Secondary Tax on Companies (STC)	4	7	8
Prior year adjustments	(4)	(19)	(15)
Other taxes	4	2	1

Taxation (benefit) charge	(41)	86	47

Effective tax rate for the year	19%	46%	19%

        Our effective tax rate reflects the benefits from reduced tax rates in South Africa (2009: nil; 2008: US$ 9 million; 2007: nil), Germany (2009: US$ 3 million; 2008: nil; 2007: US$ 19 million) and the Netherlands (2009: nil; 2008: nil; 2007: US$ 2 million). The corporate tax rate in South Africa was reduced from 29% in 2007 to 28% in 2008. The corporate tax rate (incl. trade tax) in Germany was reduced from 38% in 2006 to 30% in 2007 and 28.6% in 2009. In the Netherlands the corporate tax rate was reduced from 29.6% in 2006 to 25.5% in 2007. In addition a taxation charge of US$ 2 million was recognised in 2007 as a result of the substantively enacted STC rate adjustment from 12.5% to 10% (effective date: 1 October 2007).

        On 9 November 2009, the directors decided not to declare a dividend in respect of the 2009 financial year (refer note 8).

7.     EARNINGS PER SHARE

        In November and December 2008, Sappi conducted a renounceable rights offer of 286,886,270 new ordinary shares of ZAR 1.00 each to qualifying Sappi shareholders recorded in the shareholders register at the close of business on Friday 21 November 2008, at a subscription price of ZAR 20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The rights offer was fully subscribed and the shareholders received their shares on 15 December 2008. The rights offer raised ZAR 5,8 billion (US$ 575 million) which was used to partly finance the acquisition of the coated graphic paper business of M-Real and the related costs. In accordance with IAS 33, prior period basic and diluted earnings per share have been restated to take into account the bonus element of the rights offer. The prior period weighted average number of shares has been adjusted by a factor of 1.58 (the

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

7.     EARNINGS PER SHARE (Continued)

adjustment factor). The adjustment factor is calculated using the pre-announcement share price divided by the theoretical ex-rights price (TERP). TERP is the [(Number of new shares multiplied by the Subscription price) plus the (Number of shares held multiplied by the Ex-dividend share price)] all divided by the (Number of new shares plus the number of shares held prior to the rights offer).

Basic earnings per share (EPS)

        EPS is based on the group's (loss) profit for the year divided by the weighted average number of shares in issue during the year under review.

	2009			2008			2007
	Loss	Shares	Loss Per share	Profit	Shares	Earnings Per share	Profit	Shares	Earnings Per share
	(US$ million)	(millions)	(US cents)	(US$ million)	(millions)	(US cents)	(US$ million)	(millions)	(US cents)
Basic EPS calculation	(177)	482.6	(37)	102	362.2	28	202	360.6	56
Share options and performance shares under Sappi Limited Share Trust	—	—	—	—	3.6	—	—	4.3	—

Diluted EPS calculation	(177)	482.6	(37)	102	365.8	28	202	364.9	55

        The diluted EPS calculations are based on Sappi Limited's daily average share price of ZAR 30.12 (2008: ZAR 94.08; 2007: ZAR 114.42) and exclude the effect of certain share options granted under the Sappi share incentive scheme as they would be anti-dilutive.

        The number of share options not included in the weighted average number of shares (as they would have been anti-dilutive) are 2.3 million (September 2008: 2.3 million; September 2007: 0.8 million).

8.     DIVIDENDS

	2009	2008	2007
	(US$ million)
Dividend number 85 paid on 28 November 2008: 16 US cents per share (2008: 32 US cents per share; 2007: 30 US cents per share), net of dividends attributable to treasury shares.	(37)	(73)	(68)

        The board decided not to declare a dividend in respect of the 2009 financial year.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

9.     PROPERTY, PLANT AND EQUIPMENT

	2009	2008
	(US$ million)
Land and buildings
At cost	1,686	1,457
Accumulated depreciation and impairments	887	845

	799	612

Plant and equipment*
At cost	7,863	7,056
Accumulated depreciation and impairments	4,914	4,448

	2,949	2,608

Capitalised leased assets**
At cost	795	751
Accumulated depreciation and impairments	609	610

	186	141

Aggregate cost	10,344	9,264
Aggregate accumulated depreciation and impairments	6,410	5,903

Aggregate book value	3,934	3,361

*
Plant and equipment includes vehicles and furniture, the book value of which does not warrant disclosure in a separate class of assets.

**
Capitalised leased assets consist primarily of plant and equipment.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

9.     PROPERTY, PLANT AND EQUIPMENT (Continued)

        The movement of property, plant and equipment is reconciled as follows:

	Land and Buildings	Plant and Equipment	Capitalised leased assets	Total
	(US$ million)
Net book value at September 2007	619	2,703	169	3,491
Additions(1)	59	446	2	507
Disposals	—	(6)	—	(6)
Depreciation	(34)	(316)	(24)	(374)
Impairment	(13)	(106)	—	(119)
Translation difference	(19)	(113)	(6)	(138)

Net book value at September 2008	612	2,608	141	3,361
Additions(1)	33	150	1	184
Acquisition	169	508	73	750
Disposals	(3)	—	(1)	(4)
Transfers	—	11	(11)	—
Depreciation	(37)	(339)	(20)	(396)
Impairment	—	(79)	—	(79)
Translation difference	25	90	3	118

Net book value at September 2009	799	2,949	186	3,934

(1)
No interest was capitalised in fiscal 2009 (2008: US$ 16 million capitalised at 10%).

        Details of land and buildings are available at the registered offices of the respective companies who own the assets (refer note 24 for details of encumbrances).

Asset impairments

September 2009

Usutu Mill

        Usutu mill is an unbleached pulp mill and forms part of the Sappi Forest Products reporting segment. In 2008, forest fires caused by severe weather conditions resulted in the loss of approximately 28% of the mill's fibre supply and 40% of it's plantations, resulting in insufficient fibre for the mill to continue operating in the long term under its existing regime. An impairment loss of US$ 37 million was recognised in 2008 and subsequent capital expenditure of US$ 5 million, incurred in 2009, has been impaired. The recoverable amount of the various assets has been determined on the basis of value in use. The value in use was established using a pre-tax real discount rate of 10.92%.

Muskegon Mill

        On 26 August 2009, Sappi announced that it would permanently cease operations at its coated fine paper mill in Muskegon, Michigan, North America. The property, plant and equipment at the mill had already been fully impaired in prior years.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

9.     PROPERTY, PLANT AND EQUIPMENT (Continued)

European mechanical coated cash generating unit

        The mechanical coated cash generating unit forms part of the Fine Paper segment. Due to the downturn in the market, the net present value of the future cashflows of the cash generating unit was lower than its carrying amount. As a result, a non-cash impairment charge of US$ 74 million has been recognised. The recoverable amount of the various assets within the cash generating unit has been determined on the basis of value in use. The value in use was established using a pre-tax real discount rate of 7.22%.

September 2008

Blackburn and Maastricht mills

        Maastricht and Blackburn mills form part of Sappi Fine Paper Europe. Maastricht mill produces coated fine and label paper while Blackburn produces coated fine and board paper. Due to the ongoing increases in input costs and the overcapacity in the European market, Blackburn mill and Maastricht Paper Machine No. 5 have been unable to produce acceptable returns on investment, despite significant efforts to curb costs and improve profitability. Production at Blackburn mill ceased on 17 October 2008. No alternative to the closure of the mill was found during the employee representative consultation process, which ended on 11 November 2008. In respect of Paper Machine No. 5 at Maastricht mill, consultations and social plan negotiations with works council and unions were concluded in early October 2008. Production on Paper Machine No. 5 at Maastricht mill ceased on 19 December 2008. A non-cash impairment charge of US$ 78 million was recognised as a result of these closures.

10.  PLANTATIONS

	2009	2008
	(US$ million)
Fair value of plantations at beginning of year	631	636
Gains arising from growth	73	70
Fire, hazardous weather and other damages	(2)	(10)
Additions	1	—
(Loss) gain arising from fair value price changes	(67)	120
Harvesting—agriculture produce (fellings)	(69)	(80)
Translation difference	44	(105)

Fair value of plantations at end of year	611	631

        Sappi manages the establishment, maintenance and harvesting of its plantations on a compartmentalised basis. These plantations are comprised of pulpwood and sawlogs and are managed in such a way so as to ensure that the optimum fibre balance is supplied to its paper and pulping operations in Southern Africa.

        Sappi owns approximately 371,000 (2008: 369,000) hectares of plantation directly and indirectly manages a further 156,000 (2008: 166,000) hectares. 380,000 (2008: 389,000) hectares of this land is forested with approximately 34 million (2008: 35 million) standing tons of timber.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

10.  PLANTATIONS (Continued)

        As Sappi manages its plantations on a rotational basis, the respective increases by means of growth are negated by depletions over the rotation period for the group's own production or sales. Estimated volume changes on a rotational basis amount to approximately five million tons per annum.

        We own plantations on land that we own, as well as on land that we lease. We disclose both of these as directly managed plantations.

        With regard to indirectly managed plantations, Sappi has several different types of agreements with over 4,300 independent farmers. The agreements depend on the type and specific needs of the farmer and the areas planted. These agreements range in time from one to more than twenty years. In certain circumstances we provide loans to farmers, which are disclosed as accounts receivable in the group balance sheet (these loans are considered immaterial to the group). If Sappi provides seedlings, silviculture and/or technical assistance, the costs are expensed when incurred by the group.

11.  DEFERRED TAX

	2009		2008
	Assets	Liabilities	Assets	Liabilities
	(US$ million)
Other liabilities, accruals and prepayments	(111)	8	(106)	6
Inventory	5	(4)	2	—
USA alternative minimum taxation credit carry forward	11	—	11	—
Unutilised Secondary Tax on Companies (STC) credits(1)	—	—	2	—
Tax loss carry forward	360	69	389	27
Property, plant and equipment	(141)	(292)	(163)	(254)
Plantations	(20)	(145)	(11)	(162)
Other non-current assets	26	—	35	—
Other non-current liabilities	(74)	9	(118)	(16)

	56	(355)	41	(399)

(1)
Refer note 6 'Taxation (benefit) charge' for a description of STC credits.

Negative asset and liability positions

        These balances reflect the impact of tax assets and liabilities arising in different tax jurisdictions, which cannot be netted against tax assets and liabilities arising in other tax jurisdictions.

Deferred tax assets recognised on the balance sheet

        The recognised deferred tax assets relate mostly to available unused tax losses. It is expected that there will be sufficient future taxable profits against which these losses can be recovered. In the estimation of future taxable profits, future product pricing and production capacity utilisation are taken into account.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

11.  DEFERRED TAX (Continued)

Unrecognised deferred tax assets

        Deferred tax assets are not recognised for carry-forward of unused tax losses when it cannot be demonstrated that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

	2009	2008
	(US$ million)
Unrecognised deferred tax assets relate to the following:
Other non-current liabilities	66	29
Tax losses	634	538
Property, plant and equipment	—	24

	700	591

Attributable to the following tax jurisdictions:
Belgium	49	6
Netherlands	10	20
Finland	39	—
United Kingdom	65	75
United States of America	222	188
Swaziland	28	27
South Africa	2	2
Austria	285	273

	700	591

Expiry after five years	152	165
Indefinite life	548	426

	700	591

The following table shows the movement in the unrecognised deferred tax assets for the year

	2009	2008
	(US$ million)
Balance at beginning of year	591	506
Unrecognised deferred tax assets originating during the current year	129	108
Utilisation of previously unrecognised tax assets	(22)	(19)
Prior year adjustments	1	4
Rate adjustments	2	—
Movement in foreign exchange rates	(1)	(8)

Balance at end of year	700	591

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

11.  DEFERRED TAX (Continued)

Reconciliation of deferred tax

	2009	2008
	(US$ million)
Deferred tax balances at beginning of year
Deferred tax assets	41	60
Deferred tax liabilities	(399)	(385)

	(358)	(325)
Deferred taxation benefit (charge) for the year (refer note 6)	41	(89)

Other liabilities, accruals and prepayments	(6)	(11)
Inventory	5	—
Utilisation of Secondary Tax on Companies (STC) credits	(2)	(7)
Tax loss carry forward	30	19
Property, plant and equipment	(10)	(37)
Plantations	18	(29)
Other non-current assets	—	(2)
Other non-current liabilities	6	(22)

Amounts recorded directly against equity	32	(1)
Rate adjustments	3	9
Translation differences	(17)	48

Deferred tax balances at end of year	(299)	(358)

Deferred tax assets	56	41
Deferred tax liabilities	(355)	(399)

Secondary Tax on Companies (STC)

        Current and deferred tax are measured at the tax rate applicable to undistributed income and therefore only take STC into account to the extent that dividends have been received or declared.

	2009	2008
	(US$ million)
Undistributed earnings that would be subject to STC	465	895
Tax effect if distributed	42	81
Available STC credits at end of year	—	2

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

12.  GOODWILL AND INTANGIBLE ASSETS

	2009					2008
	Goodwill	Licence fees	Patents	Brands	Total	Goodwill	Licence fees	Patents	Brands	Total
	(US$ million)
Cost net of accumulated amortisation and impairment at beginning of year	4	3	—	—	7	4	3	—	—	7
Acquisition	—	—	—	25	25	—	—	—	—	—
Amortisation	—	—	—	(2)	(2)	—	—	—	—	—
Translation difference	—	—	—	2	2	—	—	—	—	—

Net carrying amount	4	3	—	25	32	4	3	—	—	7

Cost (gross carrying amount)	4	3	21	27	55	4	3	21	—	28
Accumulated amortisation and impairment	—	—	(21)	(2)	(23)	—	—	(21)	—	(21)

Net carrying amount	4	3	—	25	32	4	3	—	—	7

13.  JOINT VENTURES AND ASSOCIATES*

	2009	2008
	(US$ million)
Cost of equity investments	99	99
Share of post-acquisition profit, net of distributions received	24	14
Foreign currency translation effect	—	11

	123	124

Summarised financial information in respect of the group's equity investments is set out below:
Total assets	638	659
Total liabilities	312	338

Net assets	326	321

Group's share of equity investments net assets	123	124

	2009	2008	2007
	(US$ million)
Sales	756	902	749

Profit for the period	28	46	20

Group's share of equity investments' profit for the period	11	17	10

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

13.  JOINT VENTURES AND ASSOCIATES* (Continued)

Jiangxi Chenming

        Sappi owns 34% of Jiangxi Chenming Paper Company Limited (Jiangxi Chenming) under a joint venture arrangement. Jiangxi Chenming is established in the People's Republic of China and is principally engaged in the manufacturing and sales of paper and paper products. The financial statements of Jiangxi Chenming are to 31 December of each year which was the reporting date when the company was established. The last audited financials were to 31 December 2008.

Umkomaas Lignin (Pty) Ltd

        A joint venture agreement with Borregaard Industries Limited for the construction and operation of a lignin plant at Umkomaas and the development, production and sale of products based on lignosulphates in order to build a sustainable lignin business. The financial statements of Umkomaas Lignin (Pty) Ltd are to 31 December of each year which is the year end of Borregaard. The last audited financials were to 31 December 2008.

Sapin S.A.

        A joint venture with Sapin S.A. located in Belgium for the buying and selling of wood and wood chips to Sappi and other paper manufacturers. The financial statements of Sapin S.A. are to 31 December of each year which is the year end of Sapin S.A. The last audited financials were to 31 December 2008.

Papierholz Austria GmbH

        A joint venture agreement for the buying and selling of wood and wood chips to Sappi and other paper and pulp manufacturers. The financial statements of Papierholz Austria GmbH are to 31 December of each year which is the year end of Papierholz Austria GmbH. The last audited financials were to 31 December 2008.

VOF Warmtekracht

        A joint venture in the Netherlands between Sappi and Essent for a co-generation electricity and steam producing plant. The financial statements of VOF Warmtekracht are to 31 December of each year which is the year end of VOF Warmtekracht. The last audited financials were to 31 December 2008.

Timber IV

        A special purpose entity (SPE) into which Sappi contributed promissory notes (relating to certain Timberlands, equipment and machinery sold by Sappi to a third party timber company) which were pledged as collateral for the SPE to issue bonds. The SPE is not consolidated in our financial statements because we have taken the position that it is controlled by an unrelated investor which has sufficient equity capital at risk. Sappi's investment in the SPE is US$ 6 million as of September 2009 (2008: US$ 11 million). The financial statements of Timber IV are to 30 September of each year. The results are unaudited.

        The directors believe that the book values of the joint ventures and associates equates to the market values.

*
Where the year ends of joint ventures and associates are different to Sappi's, the unaudited management accounts of the joint ventures and associates are used for the periods to Sappi's year end.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

14.  OTHER NON-CURRENT ASSETS

	2009	2008
	(US$ million)
Loans to the Sappi Limited Share Incentive Trust participants	6	6
Financial assets*	33	22
Post-employment benefits—pension asset (refer note 27)	52	117
Acquisition costs**	—	10
Other loans	10	13

	101	168

*
Details of investments are available at the registered offices of the respective companies.

**
Acquisition costs relate to the acquisition of M-real's coated graphic paper business. These costs were recorded as non-current assets in 2008 pending the successful completion of the Acquisition. In 2009, the costs were recorded as part of the purchase consideration of the Acquisition (refer note 34).

15.  INVENTORIES

	2009	2008
	(US$ million)
Raw materials	155	163
Work in progress	83	62
Finished goods	347	324
Consumable stores and spares	207	176

	792	725

        The charge to the group income statement relating to the write down of inventories to net realisable value amounted to US$ 10 million (2008: US$ 11 million and 2007: US$ 12 million).

        The cost of inventories recognised as an expense and included in cost of sales amounted to US$ 4,467 million (September 2008: US$ 4,552 million and September 2007: US$ 4,150 million).

16.  TRADE AND OTHER RECEIVABLES

	2009	2008
	(US$ million)
Trade accounts receivable, gross	682	579
Allowance for credit losses	(15)	(5)

Trade accounts receivable, net	667	574
Prepayments and other receivables	191	124

	858	698

        Management rate the quality of the trade and other receivables, which are neither past due nor impaired, periodically against its internal credit rating parameters. The quality of these trade receivables

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

16.  TRADE AND OTHER RECEIVABLES (Continued)

is such that management believe no impairment provision is necessary, except in situations where they are part of individually impaired trade receivables.

        The carrying amount of US$ 858 million (2008: US$ 698 million) represents the group's maximum credit risk exposure from trade and other receivables.

        Prepayments and other receivables primarily represent prepaid insurance and other sundry receivables.

	2009	2008
Trade receivables (including securitised trade receivables) to turnover (%)	16%	13%

16.1   Reconciliation of the allowance for credit losses

	2009	2008
	(US$ million)
Balance at beginning of year	5	13
Raised during the year	16	3
Released during the year	(6)	(9)
Utilised during the year	—	(2)

Balance at end of year	15	5

        An allowance has been made for estimated irrecoverable amounts from the sale of goods of US$ 15 million (2008: US$ 5 million). This allowance has been determined by reference to past default experience.

16.2   Analysis of amounts past due

September 2009

        The following provides an analysis of the amounts that are past the due contractual maturity dates:

	Not Impaired	Impaired	Total
Less than 7 days overdue	9	—	9
Between 7 and 30 days overdue	29	—	29
Between 30 and 60 days overdue	9	—	9
More than 60 days overdue	19	15	34

	66	15	81

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

16.  TRADE AND OTHER RECEIVABLES (Continued)

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

        The group has a provision of US$ 15 million (2008: US$ 5 million) against trade receivables that are past due.

        The group holds collateral of US$ 17 million (2008: US$ 17 million) against these trade receivables that are past due.

        The group has granted facilties to customers to buy on credit for the following amounts:

	2009	2008
	(US$ million)
Less than US$ 0.5 million	332	280
Less than US$ 1 million but equal to or greater than US$ 0.5 million	275	246
Less than US$ 3 million but equal to or greater than US$ 1 million	495	426
Less than US$ 5 million but equal to or greater than US$ 3 million	212	207
Equal to or greater than US$ 5 million	951	812

	2,265	1,971

16.3   Fair Value

        The directors consider that the carrying amount of trade and other receivables approximates their fair value.

16.4   Trade receivables pledged as security

        Trade receivables with a value of US$ 460 million (2008: US$ 415 million) have been pledged as collateral for amounts received from the banks in respect of the securitisation programme. The value of the associated liabilities at year end amounted to US$ 400 million (2008: US$ 360 million). The group is

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

16.  TRADE AND OTHER RECEIVABLES (Continued)

restricted from selling and repledging the trade receivables that have been pledged as collateral for the liability.

16.5   Off balance sheet structures

Letters of credit discounting

        To improve the group working capital, the group sells certain Letters of Credit to ABN AMRO Hong Kong and DBS bank (London) at every financial month end on a non recourse basis.

"Scheck-Wechsel"

        The Scheck-Wechsel is a financial guarantee supplied by Sappi to the bank of certain customers (trade receivables) who wish to obtain a loan to finance early payment of specified trade receivables (thereby benefiting from an early settlement discount). By signing the Scheck-Wechsel, Sappi provides a financial guarantee to the bank of the customer.

        This financial guarantee contract is initially recognised at fair value. At inception the risk for Sappi having to reimburse the bank is nil because there is no evidence that the customer will not reimburse its loan to the bank. There is also no guarantee fee due by the bank and the Scheck-Wechsel is a short term instrument (maximum 90 days). Therefore the fair value is zero at inception. Subsequently the financial guarantee contract is measured at the higher of:

  (i)
  the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and

  (ii)
  the amount initially recognised less any cumulative amortisation.

        As no event of default has occurred, no provision has been set up and the fair value at year-end remains at zero. However according to IAS 37 a contingent liability of US$ 25 million (2008: US$ 20 million) has been disclosed in this respect.

Trade receivables securitisation

        To improve our cash flows in a cost-effective manner, Sappi Trading, Sappi Fine Paper Europe and Sappi Fine Paper North America sell all eligible trade receivables on a non-recourse basis to special purpose entities (SPEs) that are owned and controlled party financial institutions. These SPEs are funded with us but securitize assets on behalf of their sponsors for a diverse range of unrelated parties. We have a servicing agreement with the entities acquiring our receivables, acting as servicers for the collection of cash and administration of the trade receivables sold.

Sappi Forest Products securitisation facility

        Sappi sells the majority of its ZAR receivables to FirstRand Bank Limited, which issues commercial paper to finance the purchase of the receivables. Sappi does not guarantee the recoverability of any amounts, but shares proportionately with FirstRand Bank Limited the credit risk of each underlying receivable, after all recoveries, including insurance recoveries, with Sappi bearing 15% of such risk (and FirstRand Bank Limited the remainder). Sappi administers the collection of all amounts processed on

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

16.  TRADE AND OTHER RECEIVABLES (Continued)

behalf of the bank that are due from the customer. The purchase price of these receivables is adjusted dependent on the timing of the payment received from the client. The rate of discounting that is charged on the receivables is JIBAR (Johannesburg Inter Bank Agreed Rate) plus a spread. This structure is currently treated as an off balance sheet arrangement.

        The total amount of trade receivables sold at the end of September 2009 amounted to US$ 171 million (September 2008: US$ 194 million). Details of the securitisation programme at the end of fiscal 2009 and 2008 are disclosed in the tables below.

        If this securitisation facility were to be terminated, we would discontinue further sales of trade receivables and would not incur any losses in respect of receivables previously sold in excess of the 15% mentioned above. There are a number of events which may trigger termination of the facility, amongst others, an amount of defaults above a specified level; terms and conditions of the agreement not being met; or breaches of various credit insurance ratios. The impact on liquidity varies according to the terms of the agreement; generally however, future trade receivables would be recorded on balance sheet until a replacement agreement was entered into.

        Details of the securitisation facility at September 2009 and 2008 are set out below:

Bank	Currency	Value	Facility	Discount charges
2009
FirstRand Bank Limited	ZAR	ZAR 1,268 million	Unlimited*	Linked to 3 month JIBAR
2008
FirstRand Bank Limited	ZAR	ZAR 1,568 million	Unlimited*	Linked to 3 month JIBAR

*
The facility in respect of the securitisation facility is unlimited, but subject to the sale of qualifying receivables to the bank.

        Details of the on-balance sheet securitisation facilities that are applicable to Sappi Fine Paper are described in note 20.

        A significant portion of the group's sales and accounts receivable are from major groups of customers. None (2008: two) of the group's major customers represented more than 10% of our sales during the year ended September 2009. The sales of these 2 customers in 2008 were recorded in Sappi Fine Paper and amounted to US$ 1,242 million and the outstanding balance, net of securitisation, at September 2008 was US$ 83 million. Where appropriate, credit insurance has been taken out over the group's trade receivables.

        None of the group's other receivable financial instruments represent a high concentration of credit risk because the group has dealings with a variety of major banks and customers world-wide.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

16.  TRADE AND OTHER RECEIVABLES (Continued)

        The group has the following amounts due from single customers:

	2009			2008
	No of customers	US$ m	Percentage	No of customers	US$ m	Percentage
Greater than US$ 10 million	6	82	12%	6	122	21%
Between US$ 5 million and US$ 10 million	9	55	8%	9	62	11%
Less than US$ 5 million	2,519	530	80%	1,713	390	68%

	2,534	667	100%	1,728	574	100%

        None of the trade receivables, with balances of equal to or greater than US$ 5 million as at year end have breached their contractual maturity terms. No impairment charges have been recognised in respect of customers who owe the group more than US$ 5 million.

        Refer note 30 for further details on credit risk.

17.  ORDINARY SHARE CAPITAL AND SHARE PREMIUM

	2009	2008
	(US$ million)
Authorised share capital:
725,000,000 (September 2008: 325,000,000) shares of ZAR 1 each
Issued share capital:
537,117,864 (September 2008: 239,071,892) shares of ZAR 1 each	70	28
Share premium	1,471	679

	1,541	707

        The authorised ordinary share capital was increased during the year from 325,000,000 to 1,325,000,000 ordinary shares with a par value of ZAR 1.00 per share prior to the rights offer in December 2008. The authorised ordinary share capital was then subsequently reduced from 1,325,000,000 to 725,000,000 ordinary shares with a par value ZAR 1.00 per share. The issued ordinary share capital increased during the year from ZAR 239,071,892 to ZAR 537,117,864 with the issue of 286,886,270 rights offer shares and 11,159,702 shares in settlement of part of the consideration for the acquisition of the M-real graphic paper business.

        Included in the issued ordinary shares above are 21,384,559 (September 2008: 9,906,661) shares held as treasury shares by group entities, including The Sappi Limited Share Incentive Trust (the Scheme). These may be utilised to meet the requirements of the Scheme.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

17.  ORDINARY SHARE CAPITAL AND SHARE PREMIUM (Continued)

        The movement in the number of treasury shares is set out in the table below:

	Number of shares
	2009	2008
Treasury shares at beginning of year (including Scheme shares)	9,906,661	10,600,811
Rights issue shares subscribed	11,860,873	—
Treasury shares issued to participants of the Scheme	(382,975)	(694,150)

—Share options (per note 29)	(206,140)	(452,200)
—Share plan options (per note 29)	(165,491)	—
—Allocation shares (per note 29)	(214,660)	(273,750)
—Restricted shares (per note 29)	(22,000)	—
—Scheme shares forfeited, released and other	225,316	31,800

Treasury shares at end of year	21,384,559	9,906,661

        Included in the 187,882,136 unissued shares and in the 537,117,864 issued shares are a total of 42,700,870 shares (adjusted for the rights issue) which may be used to meet the requirements of the Scheme and/or The Sappi Limited Performance Share Incentive Trust (the Plan). In terms of the rules of the Scheme and the Plan the maximum number of shares which may be acquired in aggregate by the Scheme and/or the Plan and allocated to participants of the Scheme and/or the Plan from time to time is 42,700,870 shares, subject to adjustment in case of any increase or reduction of Sappi's issued share capital on any conversion, redemption, consolidation, sub-division and/or any rights or capitalisation issue of shares. Sappi is obliged to reserve and keep available at all times out of its authorised but unissued share capital such number of shares (together with any Treasury shares held by Sappi subsidiaries which may be used for the purposes of the Scheme and/or the Plan) as shall then be required in terms of the Scheme and/or the Plan. Authority to use treasury shares for the purposes of the Scheme and/or the Plan was granted by shareholders at the annual general meeting held on 7 March 2005.

        Since March 1994, 2,970,582 (September 2008: 6,752,522) shares have been allocated to the Scheme participants and paid for and 11,910,172 (September 2008: 5,772,812) shares have been allocated to the Scheme participants and not yet paid for. In terms of the Plan, 9,736,450 (September 2008: 3,961,100) shares have been allocated and remain unpaid for and 165,491 shares have been allocated and paid for by the Plan participants.

        Shares allocated and accepted more than ten years ago are added back to the number of shares that the Scheme and/or the Plan may acquire.

        The net after tax loss on sale of treasury shares to participants written off against share premium for September 2009 was US$ 0.5 million (September 2008: US$ 1 million).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

17.  ORDINARY SHARE CAPITAL AND SHARE PREMIUM (Continued)

Capital Risk Management

        The capital structure of the group consists of:

  –
  issued share capital and premium and accumulated profits disclosed above and in the statement of changes in equity respectively;

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

        The group monitors its gearing through a ratio of net debt (interest bearing borrowings and overdraft less cash and cash equivalents) to total capitalisation (shareholders equity plus net debt).

        The group has entered into a number of debt facilities which contain certain terms and conditions in respect of capital management.

        During fiscal 2009 and 2008 we were in compliance with the financial covenants relating to the material loans payable.

        The group's strategy with regard to capital risk management remains unchanged from 2008.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

18.  OTHER COMPREHENSIVE INCOME

	2009	2008	2007
	(US$ million)
Exchange differences on translation	14	(262)	151

Gross amount	14	(262)	151
Tax	—	—	—

Actuarial (losses) gains on pensions and post-employment benefits	(197)	6	81

Gross amount (refer note 27 and 28)	(229)	7	101
Tax	32	(1)	(20)

Pension fund assets recognised	—	—	45

Gross amount	—	—	45
Tax	—	—	—

Cash flow hedge reserves	(14)	—	—

Gross amount	(14)	—	—
Tax	—	—	—

Other comprehensive (expense) income recorded directly in equity	(197)	(256)	277
(Loss) profit for the year	(177)	102	202

Total comprehensive (expense) income for the year	(374)	(154)	479

19.  NON-DISTRIBUTABLE RESERVES

	2009	2008
	(US$ million)
Reduction in capital arising from the transfer of share premium under a special resolution dated 14 April 1975	1	1
Capitalization of distributable reserves	12	13
Legal reserves in subsidiaries	82	75
Share-based payment reserve	48	35

	143	124

	2009					2008
	Capital reduction	Capitalization reserve	Legal reserves	Share- based payment reserve	Total	Capital reduction	Capitalization reserve	Legal reserves	Share- based payment reserve	Total
	(US$ million)
Opening balance	1	13	75	35	124	1	15	66	32	114
Transfer from retained earnings	—	—	6	—	6	—	—	8	—	8
Share-based payment expense	—	—	—	9	9	—	—	—	10	10
Translation difference	—	(1)	1	4	4	—	(2)	1	(7)	(8)

	1	12	82	48	143	1	13	75	35	124

        The amounts recorded as "Capitalization of distributable reserves" and "Legal reserves in subsidiaries" represent equity of the company that is not available for distribution as a result of appropriations of equity by subsidiaries and legal requirements, respectively.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

20.  INTEREST-BEARING BORROWINGS

	2009	2008
	(US$ million)
Secured borrowings
—Mortgage and pledge over trade receivables and certain assets (refer note 24 for details of encumbered assets)	1,321	468
—Capitalized lease liabilities (refer note 24 for details of encumbered assets)	29	29

Total secured borrowings	1,350	497
Unsecured borrowings	1,977	2,156

Total borrowings (refer note 30)	3,327	2,653
Less: Current portion included in current liabilities	601	821

	2,726	1,832

The repayment profile of the interest-bearing borrowings is as follows:
Payable in the year ended September:
2009*	—	821
2010*	601	65
2011	261	629
2012	890	615
2013	338	159
2014 (September 2008: thereafter)	895	364
Thereafter	342	—

	3,327	2,653

*
Included in the US$ 601 million reflected as payable in 2010 is US$ 400 million debt relating to securitization funding (2009: US$ 360 million included in US$ 821 million) which has the character of a short-term revolving facility but is expected to run until 2012 under the existing contractual arrangements.

Capitalized lease liabilities

        Finance leases are primarily for plant and equipment. Lease terms generally range from 5 to 10 years with options to make early settlements or renew at varying terms. At the time of entering into capital lease agreements, the commitments are recorded at their present value using applicable interest rates. As of September 2009, the aggregate amounts of minimum lease payments and the related

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

20.  INTEREST-BEARING BORROWINGS (Continued)

imputed interest under capitalized lease contracts payable in each of the next five financial years and thereafter are as follows:

	2009			2008
	Minimum lease payments	Interest	Present value of minimum lease payments	Minimum lease payments	Interest	Present value of minimum lease payments
	(US$ million)
Payable in the year ended September:
2009	—	—	—	10	(3)	7
2010	23	(4)	19	4	(2)	2
2011	17	(3)	14	4	(2)	2
2012	18	(2)	16	5	(2)	3
2013	15	(2)	13	5	(1)	4
2014 (September 2008: thereafter)	6	(1)	5	12	(1)	11
Thereafter	7	(1)	6	—	—	—

Total future minimum lease payments	86	(13)	73	40	(11)	29

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

20.  INTEREST-BEARING BORROWINGS (Continued)

        Set out below are details of the more significant non-current interest-bearing borrowings in the group at September 2009.

	Currency	Interest rate(8)	Principal amount outstanding	Balance sheet value	Security / Cession	Expiry	Financial covenants
Redeemable bonds
Public high yield bond	EUR	Fixed(7)	EUR 350 million	EUR 313 million(2,6)	Property, plant and equipment, intercompany receivables and shares in subsidiaries	August 2014	EBITDA to net interest and net debt to EBITDA(5)
Public high yield bond	US$	Fixed(7)	US$ 300 million(7)	US$ 268 million(2,6)	Property, plant and equipment, intercompany receivables and shares in subsidiaries	August 2014	EBITDA to net interest and net debt to EBITDA(5)
Public bond	US$	Fixed	US$ 500 million	US$ 520 million(2,3,6)	Unsecured	June 2012	No financial covenants
Public bond	US$	Fixed	US$ 250 million	US$ 254 million(2,3,6)	Unsecured	June 2032	No financial covenants
Town of Skowhegan	US$	Fixed	US$ 35 million	US$ 38 million(6)	Land and Buildings (partially)	October 2015	No financial covenants
Town of Skowhegan	US$	Fixed	US$ 28 million	US$ 30 million(6)	Land and Buildings (partially)	November 2013	No financial covenants
Michigan Strategic Fund and City of Westbrook	US$	Fixed	US$ 44 million	US$ 48 million(6)	Land and Buildings (partially)	January 2022	No financial covenants
Public bond	ZAR	Fixed	ZAR 1,000 million	ZAR 1,000 million	Unsecured	June 2013	No financial covenants
Public bond	ZAR	Fixed	ZAR 999 million	ZAR 999 million	Unsecured	October 2011	No financial covenants
Bond Nedbank	ZAR	Fixed	ZAR 497 million	ZAR 497 million(6)	Unsecured	June 2012	No financial covenants
Bravura / Sanlam	ZAR	Fixed	ZAR 121 million	ZAR 121 million	Unsecured	November 2012	No financial covenants
Bravura / Sanlam	ZAR	Fixed	ZAR 120 million	ZAR 120 million	Unsecured	January 2013	No financial covenants
Bravura / Sanlam	ZAR	Fixed	ZAR 30 million	ZAR 30 million	Unsecured	March 2013	No financial covenants
Bravura / Sanlam	ZAR	Fixed	ZAR 54 million	ZAR 54 million(6)	Unsecured	December 2013	No financial covenants

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

20.  INTEREST-BEARING BORROWINGS (Continued)

	Currency	Interest rate(8)	Principal amount outstanding	Balance sheet value	Security / Cession	Expiry	Financial covenants
Secured loans
State Street Bank	EUR	Variable	EUR 185 million	EUR 185 million	Trade receivables	Revolving facility	EBITDA to net interest and net debt to EBITDA(5)
State Street Bank	US$	Variable	US$ 61 million	US$ 61 million	Trade receivables	Revolving facility	EBITDA to net interest and net debt to EBITDA(5)
State Street Bank	US$	Variable	US$ 67 million	US$ 67 million	Trade receivables	Revolving facility	EBITDA to net interest and net debt to EBITDA(5)
Österreichische Kontrollbank	EUR	Fixed	EUR 400 million	EUR 386 million(2,6)	Property, plant and equipment, intercompany receivables and shares in subsidiaries	April 2014	EBITDA to net interest and net debt to EBITDA(5)
Österreichische Kontrollbank	US$	Fixed	US$ 38 million	US$ 38 million(2,6)	Property, plant and equipment, intercompany receivables and shares in subsidiaries	June 2010	EBITDA to net interest and net debt to EBITDA(5)
Capitalised leases
Fortum	EUR	Variable	EUR 29 million	EUR 29 million	Unsecured	November 2012	No financial covenants
Molsindra	EUR	Fixed	EUR 5 million	EUR 5 million	Coating Machine	January 2010	No financial covenants
Rand Merchant Bank	ZAR	Fixed	ZAR 160 million	ZAR 160 million(1)	Buildings	September 2015	No financial covenants

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

20.  INTEREST-BEARING BORROWINGS (Continued)

	Currency	Interest rate(8)	Principal amount outstanding	Balance sheet value	Security / Cession	Expiry	Financial covenants
Unsecured bank term loans
Österreichische Kontrollbank	EUR	Variable	EUR 58 million	EUR 58 million(1)		December 2009	No financial covenants
ABN AMRO	US$	Fixed	US$ 20 million	US$ 20 million		June 2010	No financial covenants
Nedbank	ZAR	Fixed	ZAR 349 million	ZAR 349 million(1)		January 2011	No financial covenants
Nedbank	ZAR	Fixed	ZAR 479 million	ZAR 479 million		March 2014	Gearing ratio/interest & dividend cover
Commerzbank	ZAR	Fixed	ZAR 149 million	ZAR 149 million(1)		March 2010	No financial covenants
Calyon	ZAR	Variable	ZAR 11 million	ZAR 11 million(1,4)		October 2009	EBITDA to net interest and net debt to EBITDA(5)
PSG	ZAR	Fixed	ZAR 12 million	ZAR 12 million(1)		June 2014	No financial covenants
RZB Bank	EUR	Fixed	EUR 3 million	EUR 3 million		December 2009	No financial covenants

	Local currency million	US$ million
The analysis of the currency per debt is:
US$	1,342	1,342
EURO	986	1,448
ZAR	3,981	537

		3,327

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

20.  INTEREST-BEARING BORROWINGS (Continued)

(7)
USD Fixed rates have been swapped into EUR fixed rates. These swaps are subject to hedge accounting in order to reduce as far as possible the foreign exchange exposure.

(8)
The nature of the rates for the group bonds is explained in note 30 to the financial statements. The nature of the interest rates is determined with reference to the underlying economic hedging instrument.

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

        During fiscal 2009 and 2008 we were in compliance with the financial covenants relating to the material loans payable. Regular monitoring of compliance with applicable covenants occurs. If there is a possible breach of a financial covenant in the future, negotiations are commenced with the applicable institutions before such breach occurs.

Borrowing facilities secured by trade receivables

        The group undertakes several trade receivable securitisation programs due to the cost effectiveness of such structures. These structures, with the exception of the South African scheme, are treated as on balance sheet, with a corresponding liability (external loan) being recognised and corresponding interest is recognised as finance cost.

        The trade receivables are legally transferred, however most of the market risk (foreign exchange risk and interest rate risk) and the credit risk is retained by Sappi. As a consequence based on the risks and rewards evaluation these securitisations do not qualify for de-recognition under IAS 39.

        Further detail of the value of trade receivables pledged as security for these loans is included in note 16 of the financial statements.

Sappi Fine Paper North America

        Sappi sells the majority of its US$ receivables to Galleon Capital LLC on a non recourse basis. Credit enhancement includes a 3% deferred purchase price plus a letter of credit in the amount of US$ 18 million that relates to the uninsured portion of those obligors with concentrations above 3% (Sappi, as servicer of the receivables, is responsible for the collection of all amounts that are due from the customer). The rate of discounting charged on the receivables is LIBOR (London Inter Bank Offered Rate) plus a margin for receivables to customers located in OECD countries.

Sappi Fine Paper Europe and Sappi Trading

        Under a combined securitisation arrangement for Sappi Fine Paper Europe and Sappi Trading, Sappi sells receivables to Galleon Capital LLC on a non recourse basis. Credit enhancement is calculated by deducting a deferred purchase price of 14%. Sappi is responsible for the collection of all amounts that are due from the customer. The rate of discounting that is charged on the receivables is

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

20.  INTEREST-BEARING BORROWINGS (Continued)

LIBOR (London Inter Bank Offered Rate) plus a margin for receivables to customers located in OECD countries plus a further margin for receivables to customers located in non-OECD countries.

Non-utilised facilities

        The group monitors its availabilty to funds on a weekly basis.The group treasury committee determines the amount of unutilised facilities to determine the headroom which it currently operates in. The net cash balances included in current assets and current liabilities are included in the determination of the headroom available.

Non-utilised committed facilities

	Currency	Interest rate	2009	2008
			(US$ million)
Commercial Paper*	ZAR	Variable (JIBAR)	—	25
Syndicated loan**	EUR	Variable (EURIBOR)	307	580

			307	605

*
Commercial paper program has been terminated.

**
Syndicated loan with a consortium of banks with JP Morgan as agent with a remaining revolving facility available of EUR 209 million, which is subject to financial covenants which relate to the Sappi Limited Group and is secured by the same assets as the public high yield bonds maturing in 2014.

        These committed facilities represent amounts that the group could utilise. The syndicated loan facility matures in May 2012. We have paid a total commitment fee of US$ 0.8 million (2008 US$ 1 million) in respect of the syndicated loan facility.

Non-utilised uncommitted facilities

Geographic region	Currency	Interest rate	2009	2008
Southern Africa	ZAR	Variable (JIBAR)	445	205
Group Treasury—Europe	EUR	Variable (EURIBOR)	54	143
Europe	EUR	Variable (EURIBOR)	—	130

			499	478

Total non-utilised facilities excluding cash			806	1,083

Fair value

        The fair value of all interest bearing borrowings is disclosed in note 30 on financial instruments.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

21.  OTHER NON-CURRENT LIABILITIES

	2009	2008
	(US$ million)
Post-employment benefits—pension liability (refer note 27)	308	144
Post-employment benefits other than pension liability (refer note 28)	172	141
Long-term employee benefits	9	6
Workmen's compensation	8	7
Long service awards	27	18
Land restoration obligation	19	16
Deferred income	3	4
Other	11	10

	557	346

22.  PROVISIONS

	2009	2008
	(US$ million)
Restructuring provisions	32	41
Other provisions	3	1

Balance at September*	35	42

*
These are all included in current liabilities

Restructuring provisions	Severance, retrenchment & related costs	Lease cancellation & penalty costs	Other restructuring	Total
Balance at September 2007	15	—	1	16
Increase in provisions	23	5	19	47
Utilised	(8)	—	—	(8)
Released during the year	(4)	—	—	(4)
Other movements	1	—	(10)	(9)
Translation effect	—	(1)	—	(1)

Balance at September 2008	27	4	10	41
Increase in provisions	17	—	21	38
Utilised	(24)	(1)	(10)	(35)
Released during the year	(1)	—	(4)	(5)
Other movements	(1)	(1)	(5)	(7)
Translation effect	—	1	(1)	—

Balance at September 2009	18	3	11	32

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

22.  PROVISIONS (Continued)

September 2009 Restructuring Plans

Sappi Fine Paper Europe

        Kangas Mill.    During the financial year ended September 2009, the company announced that it had entered into a consultation process with employees' representatives with a view to restructuring working models. The consultation process with employee representatives came to an end in July resulting in 9 employees being made redundant. After the term of notice and remodelling, employment contracts will end in April 2010. A provision of approximately US$ 1 million relating to retrenchment costs has been raised.

        Kirkniemi Mill.    The Mill started consultation negotiations with the employee representatives on 6th of April 2009 for production and economical reasons. Negotiations came to an end on 19th of May 2009 resulting in 63 employees being made redundant. The time frame for the reductions is that 44 employees will leave by the end of calendar year 2009. The remaining 19 employees will retire or relocate by the end of calendar year 2010. A provision of approximately US$ 2 million has been raised.

Sappi Fine Paper North America

        Muskegon Mill.    During the financial year ended September 2009, Sappi Fine Paper North America announced the decision to permanently close the Muskegon Mill and integrate the Mill's products into the production lines at the Somerset and Cloquet Mills. A total of 190 employees were affected by the closure of the Muskegon mill. Muskegon mill had an annual capacity of 170,000 tons of coated fine paper. A provision of approximately US$ 21 million relating to restructuring charges has been raised.

Sappi Southern Africa

        Regional Restructuring.    During the financial year ended September 2009, Sappi Southern Africa announced that it had entered into a process of consultations with employees at Tugela, Ngodwana and Enstra mills regarding proposals for cost reduction and efficiency improvement initiatives. The restructuring will affect approximately 227 employees. A total provision of approximately US$ 2 million was raised.

September 2008 Restructuring Plans

Sappi Fine Paper Europe

        Regional Restructuring.    The regional restructuring plan was introduced in fiscal 2006. The original number of employees expected to be impacted by this plan was 650. From a total of 650, 450 employees were expected to receive termination benefits. The remaining number of 200 employees comprised of those who were employed on a contractual basis as well as employees nearing retirement. The number of employees expected to receive termination benefits was revised from 450 to 357 at September 2007 and further revised to 347 at the end of fiscal 2008 of which 333 were already impacted. The total provision relating to the restructuring plan at the end of fiscal 2008 was approximately US$ 5 million.

        Blackburn Mill.    During the financial year ended September 2008, Sappi Fine Paper Europe announced that it had entered into a consultation process with employee representatives with a view to

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

22.  PROVISIONS (Continued)

cease production at Blackburn Mill which had an annual production capacity of 120,000 tonnes of graphic coated fine paper. Whilst various ancillary production and selling activities are ongoing, the mill ceased production of paper in October 2008, and on 11th November 2008, the consultation process with employee representatives came to an end resulting in 95 employees being made redundant. A further 14 employees were made redundant in 2009. A provision of US$ 23 million relating to severance, retrenchment and other related closure costs was raised in 2008.

        Maastricht Mill.    During the financial year ended September 2008, Sappi Fine Paper Europe announced that it had entered into a consultation process with employee representatives with a view to shutting down one of its coated paper machines with an annual production capacity of 60,000 tonnes of graphic coated fine paper at Maastricht Mill. Negotiations with Unions and the Works Council were concluded in October 2008. Production ceased on 19 December 2008 affecting 175 employees. A provision of US$ 24 million relating to severance, retrenchment and other related closure costs was raised.

23.  NOTES TO THE CASH FLOW STATEMENT

23.1 Cash generated from operations

	2009	2008	2007
	(US$ million)
(Loss) profit for the year	(177)	102	202
Adjustment for:
—Depreciation	396	374	374
—Fellings	69	80	70
—Amortisation	2	—	1
—Taxation (benefit) charge	(41)	86	47
—Net finance costs	145	126	134
—Asset impairments	79	119	2
—Fair value adjustment gains and growth on plantations	(6)	(190)	(130)
—Post employment benefits funding	(62)	(88)	(101)
—Other non-cash items	27	14	(14)

	432	623	585

23.2 Movement in working capital

	2009	2008	2007
	(US$ million)
Decrease (increase) in inventories	116	(38)	44
Decrease (increase) in receivables	175	(19)	(38)
(Decrease) increase in payables	(139)	58	54

	152	1	60

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

23.  NOTES TO THE CASH FLOW STATEMENT (Continued)

23.3 Finance costs paid

	2009	2008	2007
	(US$ million)
Gross interest and other finance costs	(198)	(181)	(173)
Net foreign exchange gains	17	8	13
Net loss on marking to market of financial instruments	(25)	(7)	(9)
Non-cash movements included in items above	99	41	(14)

	(107)	(139)	(183)

23.4 Taxation paid

	2009	2008	2007
	(US$ million)
Amounts unpaid at beginning of year	(54)	(125)	(101)
Translation effects	(2)	7	(12)
Amounts charged to profit or loss	(3)	(6)	(38)
Reversal of non-cash movements	—	—	(1)
Net amounts unpaid at end of year	54	54	125

Cash amounts paid	(5)	(70)	(27)

23.5 Replacement of non-current assets

	2009	2008	2007
	(US$ million)
Property, plant and equipment	(146)	(250)	(116)
Plantations	(1)	—	—

	(147)	(250)	(116)

23.6 Proceeds on disposal of non-current assets

	2009	2008	2007
	(US$ million)
Book value of property, plant and equipment disposed of	—	2	23
Profit on disposal	2	5	27

	2	7	50

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

23.  NOTES TO THE CASH FLOW STATEMENT (Continued)

23.7 Cash and cash equivalents

	2009	2008	2007
	(US$ million)
Cash and deposits on call	727	221	354
Money market instruments	43	53	10

	770	274	364

24.  ENCUMBERED ASSETS

        The book values of assets which are mortgaged, hypothecated or subject to a pledge as security for borrowings, subject to third party ownership in terms of capitalised leases or suspensive sale agreements, are as follows:

	2009	2008
	(US$ million)
Land and buildings	322	17
Plant and equipment	1,385	4
Inventory	164	—
Trade receivables	460	415

	2,331	436

        Suspensive sale agreements are instalment sale agreements which the group has entered into in respect of certain property, plant and equipment and the assets purchased are encumbered as security for the outstanding liability until such time as the liability is discharged.

        The increase in encumbered assets in 2009 relates to the security provided under the facilities entered into in July and August 2009 (Public High Yield Bonds of US$ 300 million and EUR 350 million; Österreichische Kontrollbank term loans of EUR 400 million and US$ 38 million, respectively, and the committed revolving credit facility of EUR 209 million). The security consists substantially of (i) the land, plant and equipment located at Sappi's production facilities in Gratkorn, Austria; Kirkniemi, Finland; Maastricht, The Netherlands; Nijmegen, The Netherlands; Skowhegan/Somerset, Maine, U.S.A., and Cloquet, Minnesota, U.S.A and (ii) certain inventory owned by S.D. Warren Company and Sappi Cloquet LLC. The security also includes certain shares in subsidiairies and certain intercompany receivables which are not reflected in the total above.

        Refer to note 9 for details on property, plant and equipment.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

25.  COMMITMENTS

	2009	2008
	(US$ million)
Capital commitments
Contracted but not provided	62	76
Approved but not contracted	126	130

	188	206

        Future forecasted cashflows of capital commitments:

2009	—	154
2010	102	35
2011 (September 2008: Thereafter)	48	17
Thereafter	38	—

	188	206

        The capital expenditure is expected to be financed by funds generated by the business, existing cash resources and borrowing facilities available to the group.

Lease commitments

        Future minimum obligations under operating leases:

	2009	2008
	(US$ million)
Payable in the year ended September:
2009	—	28
2010	31	14
2011	14	9
2012	7	4
2013	4	2
2014 (September 2008: thereafter)	2	35
Thereafter	2	—

	60	92

        Environmental matters: Further information on capital commitments relating to environmental matters can be found in note 33.

26.  CONTINGENT LIABILITIES

	2009	2008
	(US$ million)
Guarantees and suretyships	44	38
Other contingent liabilities	8	7

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

26.  CONTINGENT LIABILITIES (Continued)

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

27.  POST-EMPLOYMENT BENEFITS—PENSIONS

Defined contribution plans

        The group operates defined contribution schemes of various sizes for all qualifying employees in most regions throughout the group. The assets of the schemes are held separately from those of the group in funds under the control of trustees. In addition the group participates in country-wide union / industry schemes in certain locations open to eligible employees. The number of schemes increased following an acquisition during the year.

        The total cost charged to profit or loss of US$ 33 million (September 2008: US$ 23 million, September 2007: US$ 18 million) represents contributions payable to these schemes by the group, based on the rates specified in the rules of these schemes. As at September 2009, US$ 2 million (September 2008: US$ 2 million, September 2007: nil) was the net position of contributions in the current reporting period that had not yet been paid over to the schemes and prepayments made for contributions due in the next fiscal year.

Defined benefit plans

        The group operates fourteen principle defined benefit plans plus a number of smaller plans. The number of plans has increased following an acquisition during the year. This includes plans closed to new entrants and plans closed to future accrual for existing members. Plans still open to new entrants or future accrual, cover all qualifying employees. All plans have been established in accordance with applicable legal requirements, customs and existing circumstances in each country. Plans remain open to new members except for the following: Plans in Southern Africa, Austria, some in Germany and one in North America are closed to new entrants. Schemes in the UK are closed to future accrual.

        Benefits are generally based upon compensation and years of service, with varying definitions of compensation such as average salary close to retirement or career average salary. Exceptions are for some of our German and Austrian plans which provide fixed benefits and some of our North American plans that provide benefits based on years of service and a '$ multiplier', which historically has increased from time to time. Our pension plan in Switzerland is a defined contribution plan with guaranteed minimum investment returns and pays pensions. The scheme has a liability under IAS19 which is disclosed with other defined benefit plan liabilities in this note.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

27.  POST-EMPLOYMENT BENEFITS—PENSIONS (Continued)

        With the exception of our German and Austrian plans (which are unfunded), the assets of these plans are held in separate trustee administered funds, which are subject to varying statutory requirements in the particular countries concerned. In terms of these requirements, periodic actuarial valuations of these funds are performed by independent actuaries. Actuarial valuations of the European and North American funds are performed annually. Actuarial assessments on the funding bases are performed triennially for the South African and United Kingdom funds.

        As at September 2009, the number of active members in plans is approximately 8,000.

        Group companies have no other significant post-employment benefit liabilities except for the following:

  –
  health care benefits provided to persons in North America and in South Africa (refer note 28).

  –
  jubilee (long service award schemes) provided in continental Europe, an early retirement (termination) plan in Belgium and ATZ liabilities in Germany totalling US$ 36 million (included within other non-current liabilities in note 21).

        All obligations and assets were measured at the end of this financial year.

	2009				2008
	Southern Africa	Europe (incl UK)	North America	Total	Southern Africa	Europe (incl UK)	North America	Total
	(US$ million)
Change in present value of defined benefit obligation
Defined benefit obligation at beginning of year	271	765	378	1,414	305	889	413	1,607
Current service cost	6	10	5	21	8	12	6	26
Past service (credit) cost	—	(5)	1	(4)	—	1	—	1
Interest cost	22	53	28	103	24	47	26	97
Plan participants' contribution	3	1	—	4	4	—	—	4
Actuarial loss (gain) experience	17	(13)	5	9	11	(2)	7	16
Actuarial loss (gain) assumptions	5	130	110	245	(11)	(127)	(51)	(189)
Gain on curtailment and settlement	—	(1)	—	(1)	—	(1)	—	(1)
Acquisition	—	225	—	225	—	—	—	—
Benefits paid	(28)	(54)	(24)	(106)	(26)	(50)	(23)	(99)
Translation difference	30	5	—	35	(44)	(4)	—	(48)

Defined benefit obligation at end of year	326	1,116	503	1,945	271	765	378	1,414

Present value of wholly unfunded obligations	—	186	4	190	—	114	3	117
Present value of wholly and partly funded obligations	326	930	499	1,755	271	651	375	1,297

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

27.  POST-EMPLOYMENT BENEFITS—PENSIONS (Continued)

	2009				2008
	Southern Africa	Europe (incl UK)	North America	Total	Southern Africa	Europe (incl UK)	North America	Total
	(US$ million)
Change in fair value of plan assets
Fair value of plan assets at beginning of year	332	693	362	1,387	398	763	384	1,545
Expected return on plan assets	28	48	28	104	36	46	33	115
Actuarial (loss) gain on plan assets	(6)	18	35	47	(30)	(93)	(66)	(189)
Employer contribution*	7	30	17	54	9	33	34	76
Plan participants' contribution	3	2	—	5	4	—	—	4
Acquisition	—	173	—	173	—	—	—	—
Benefits paid	(28)	(54)	(24)	(106)	(26)	(50)	(23)	(99)
Loss on curtailment and settlement	—	(1)	—	(1)	—	—	—	—
Translation difference	31	1	—	32	(59)	(6)	—	(65)

Fair value of plan assets at end of year	367	910	418	1,695	332	693	362	1,387

Surplus (deficit)	41	(206)	(85)	(250)	61	(72)	(16)	(27)
Unrecognized past service cost	—	(6)	—	(6)	—	—	—	—

Recognized pension plan asset (liability)	41	(212)	(85)	(256)	61	(72)	(16)	(27)

Reconciliation of pension asset (liability) movement in the balance sheet
Recognized pension plan asset (liability) at beginning of year	61	(72)	(16)	(27)	93	(126)	(28)	(61)
Pension liability acquired during the year	—	(52)	—	(52)	—	—	—	—
Net pension (gain) cost for the year	—	(15)	(6)	(21)	4	(13)	—	(9)
Employer contributions paid	7	30	17	54	9	33	34	76
Net actuarial (loss) gain	(28)	(99)	(80)	(207)	(30)	36	(22)	(16)
Translation difference	1	(4)	—	(3)	(15)	(2)	—	(17)

Recognized pension plan asset (liability) at end of year	41	(212)	(85)	(256)	61	(72)	(16)	(27)

*
includes 'additional employer contribution' of $1 m disclosed in 2008

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

27.  POST-EMPLOYMENT BENEFITS—PENSIONS (Continued)

	2009				2008				2007
	Southern Africa	Europe	North America	Total	Southern Africa	Europe	North America	Total	Southern Africa	Europe	North America	Total
	(US$ million)
Periodic pension cost recognized in income statement
Current service cost	6	10	5	21	8	12	6	26	10	11	7	28
Past service cost	—	—	—	—	—	1	—	1	—	—	—	—
Fund administration costs	—	—	—	—	—	—	—	—	1	—	—	1
Interest cost	22	53	28	103	24	47	26	97	24	39	25	88
Expected return on plan assets	(28)	(48)	(28)	(104)	(36)	(46)	(33)	(115)	(32)	(39)	(27)	(98)
Amortization of past service cost	—	—	1	1	—	—	1	1	—	—	1	1
Gain on curtailment and settlement	—	—	—	—	—	(1)	—	(1)	—	—	—	—

Net periodic pension cost (gain) charged to cost of sales and selling, general and administrative expenses	—	15	6	21	(4)	13	—	9	3	11	6	20

Actual return (loss) on plan assets	22	66	63	151	6	(47)	(33)	(74)	74	26	42	142
Actual return (loss) on plan assets (%)	6.6	7.6	17.5	9.9	1.3	(6.2)	(9.0)	(5.0)	25.0	3.9	12.9	11.0
Amounts recognized in the statement of other comprehensive income
Actuarial (losses) gains	(28)	(99)	(80)	(207)	(30)	36	(22)	(16)	36	16	49	101
Pension asset surplus release	—	—	—	—	—	—	—	—	45	—	—	45
Cumulative actuarial gains and losses recognized in the statement of other comprehensive income
Actuarial gains (losses)	24	(197)	(161)	(334)	52	(98)	(81)	(127)	82	(134)	(59)	(111)
Weighted average actuarial assumptions at balance sheet date:
Discount rate (%)	9.00	4.90	5.50		9.00	6.90	7.60		8.25	5.30	6.30
Compensation increase (%)*	6.70	2.60	3.50		6.45	3.10	3.50		6.24	3.05	3.50
Expected return on assets (%)	9.90	5.30	8.00		9.40	6.75	8.25		9.66	6.00	8.25
Weighted average actuarial assumptions used to determine periodic pension cost:
Discount rate (%)	9.00	6.90	7.60		8.25	5.30	6.30		8.50	4.65	5.75
Compensation increase (%)*	6.45	3.10	3.50		6.24	3.05	3.50		6.00	3.30	3.50
Expected return on assets (%)	9.40	6.75	8.25		9.66	6.00	8.25		10.50	5.60	8.25

*
weighted average of schemes that use a compensation increase assumption.

Illustrating Sensitivity

        The discount and salary increase rates can have a significant effect on the amounts reported. The table below illustrates the effect of changing key assumptions:

	2009				2008
	1% increase in discount rate	1% decrease in discount rate	1% increase in salary increase rate	1% decrease in salary increase rate	1% increase in discount rate	1% decrease in discount rate	1% increase in salary increase rate	1% decrease in salary increase rate
	(US$ million)
(Decrease) Increase in defined benefit obligation	(204)	245	45	(43)	(141)	167	37	(34)
(Decrease) Increase in net periodic pension cost	2	—	—	—	(2)	7	—	—

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

27.  POST-EMPLOYMENT BENEFITS—PENSIONS (Continued)

	2009	2008
Pension plan liability is presented on the balance sheet as follows:
Pension liability (refer note 21)	308	144
Pension asset (refer note 14)	(52)	(117)

	256	27

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

        Plan fiduciaries set investment policies and strategies for the local trusts. Long-term strategic investment objectives include preserving the funded status of the trusts and balancing risk and return while keeping in mind the regulatory environment in each region. The plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and rebalancing assets periodically. Target versus actual weighted average allocations (by region) are shown below:

	2009			2008
	Southern Africa	Europe (incl UK)	North America	Southern Africa	Europe (incl UK)	North America
	(%)
Weighted average target asset allocation by region
Equity	21	25	38	40	38	38
Debt Securities	57	60	49	44	58	22
Real Estate	0	6	0	0	0	0
Other	22	9	13	16	4	40
Weighted average actual asset allocation by region
Equity	25	20	41	25	34	35
Debt Securities	57	67	46	52	50	22
Real Estate	0	5	0	0	4	0
Other	18	8	13	23	12	43

        Actual company contributions paid over in 2009 were US$ 55 million and expected company contributions for 2010 are US$ 73 million.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

27.  POST-EMPLOYMENT BENEFITS—PENSIONS (Continued)

Expected benefit payments for pension benefits are as follows:

	Southern Africa	Europe (incl UK)	North America	Total
	(US$ million)
Payable in the year ending September:
2010	14	62	22	98
2011	15	64	23	102
2012	15	65	24	104
2013	16	64	25	105
2014	17	63	27	107
2015–2019	96	344	165	605

Aggregate total of present value of the defined benefit obligation, fair value of assets and the surplus or deficit in the defined benefit plans for the current annual period and for the previous four annual periods (ignoring unrecognized adjustments):

	2009	2008	2007	2006	2005
	(US$ million)
Defined benefit obligations	1,945	1,414	1,607	1,513	1,589
Fair value of assets	1,695	1,387	1,545	1,285	1,222

(Deficit)	(250)	(27)	(62)	(228)	(367)

Aggregate gains and losses arising on plan liabilities and plan assets for the current annual period and for the previous four annual periods:

	2009	2008	2007	2006	2005

Plan liabilities (losses) gains	(254)	173	60	73	(141)
Plan assets gains (losses)	47	(189)	41	27	82

Net (losses) gains	(207)	(16)	101	100	(59)

Reconciliation of gains and losses in statement of other comprehensive income
Net losses from pensions	(207)
Net losses from post employment benefits other than pensions (note 28)	(22)

Net losses recognized in statement of other comprehensive income	(229)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

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

        The North American and the South African post-employment obligations are measured at the end of the financial year.

        The following schedule provides the plans' funded status and obligations for the group:

        All obligations were measured at the end of this financial year.

	2009			2008
	South Africa	North America	Total	South Africa	North America	Total
	(US$ million)
Change in present value of defined benefit obligation
Defined benefit obligations at beginning of year	66	77	143	78	95	173
Current service cost	1	1	2	2	2	4
Interest cost	5	5	10	6	5	11
Actuarial loss (gain) experience	8	(5)	3	(1)	(10)	(11)
Actuarial loss (gain) assumptions	2	17	19	(4)	(8)	(12)
Gain on curtailment and settlements	—	(1)	(1)	—	—	—
Benefits paid	(3)	(7)	(10)	(3)	(7)	(10)
Translation difference	9	—	9	(12)	—	(12)

Defined benefit obligation at end of year	88	87	175	66	77	143

Present value of wholly unfunded obligations	88	87	175	66	77	143
Unrecognised past service credit	—	(4)	(4)	—	(5)	(5)

Recognised post-employment benefit liability	(88)	(91)	(179)	(66)	(82)	(148)

Reconciliation of pension liability movement in the balance sheet
Recognised pension plan liability at beginning of year	(66)	(82)	(148)	(78)	(101)	(179)
Net pension cost for the year	(6)	(4)	(10)	(8)	(6)	(14)
Employer contributions paid	3	7	10	3	7	10
Net actuarial (loss) gain	(10)	(12)	(22)	5	18	23
Translation difference	(9)	—	(9)	12	—	12

Recognised pension plan liability at end of year	(88)	(91)	(179)	(66)	(82)	(148)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

28.  POST-EMPLOYMENT BENEFITS OTHER THAN PENSIONS (Continued)

	2009			2008			2007
	South Africa	North America	Total	South Africa	North America	Total	South Africa	North America	Total
	(US$ million)
Periodic post-employment benefit cost recognised in income statement
Current service cost	1	1	2	2	2	4	1	2	3
Interest cost	5	5	10	6	5	11	6	5	11
Amortisation of past service credit	—	(1)	(1)	—	(1)	(1)	—	(1)	(1)
Gain on curtailments & settlements	—	(1)	(1)	—	—	—	—	(1)	(1)

Net periodic post-employment benefit cost charged to cost of sales and selling, general and administrative expenses	6	4	10	8	6	14	7	5	12

	2009			2008
	South Africa	North America	Total	South Africa	North America	Total
	(US$ million)
Amounts recognised in the statement of other comprehensive income
Actuarial gains (losses)	(10)	(12)	(22)	5	18	23
Cumulative actuarial gains and losses recognised in the statement of other comprehensive income
Actuarial losses	(29)	(25)	(54)	(19)	(13)	(32)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

28.  POST-EMPLOYMENT BENEFITS OTHER THAN PENSIONS (Continued)

	2009		2008
	South Africa	North America	South Africa	North America
	(%)
Weighted average actuarial assumptions at balance sheet date:
Discount rate	9.00	5.20	9.00	7.60
Health care cost trend initial rate	7.25	8.00	7.00	9.00
which gradually reduces to an ultimate rate of	7.25	5.00	7.00	5.00
over a period of (years)	—	5	—	4
Weighted average actuarial assumptions used to determine periodic post-employment benefit cost:
Discount rate	9.00	7.60	8.25	6.30
Health care cost trend initial rate	7.00	9.00	6.75	9.50
which gradually reduces to an ultimate rate of	7.00	5.00	6.75	5.00
over a period of (years)	—	4	—	5

Sensitivity analysis

        The discount rate and health care cost trend rate can have a significant effect on the amounts reported. The table below illustrates the effect by changing key assumptions:

	2009				2008
	1% increase in discount rate	1% decrease in discount rate	1% increase in health care cost trend rate	1% decrease in health care cost trend rate	1% increase in discount rate	1% decrease in discount rate	1% increase in health care cost trend rate	1% decrease in health care cost trend rate
(Decrease) Increase in defined benefit obligation	(17)	20	17	(14)	(14)	16	13	(11)
(Decrease) Increase in net periodic post-employment benefit cost	(1)	2	2	(1)	(1)	1	1	(1)

	2009	2008
Post-employment benefits other than pension liabilities are presented on the balance sheet as follows:
Post-employment benefits other than pension liability (refer note 21)	172	141
Post-employment benefits other than pension included in other payables (receivables)	7	7

	179	148

        Actual employer contribution paid for 2009 was US$ 9 million and expected employer contribution for 2010 is US$ 11 million.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

28.  POST-EMPLOYMENT BENEFITS OTHER THAN PENSIONS (Continued)

Expected benefit payments for other than pension benefits are as follows:

	South Africa	North America	Total
Payable in the year ending September:
2010	4	8	12
2011	4	8	12
2012	4	8	12
2013	4	7	11
2014	4	7	11
Years 2015 – 2019	24	35	59

Aggregate total of present value of the defined benefit obligation in the benefit plans for the current annual period and for the previous four annual periods (ignoring unrecognised adjustments):

	2009	2008	2007	2006	2005
Defined benefit obligations	175	143	173	164	178

Aggregate gains and losses arising on plan liabilities

for the current annual period and for the previous four annual periods:

	2009	2008	2007	2006	2005
Plan liabilities (losses) gains	(22)	23	—	(1)	—

29.  SHARE-BASED PAYMENTS

The Sappi Limited Share Incentive Trust and The Sappi Limited Performance Share Incentive Trust

        At the annual general meeting of shareholders held on 7 March 2005, shareholders adopted The Sappi Limited Performance Share Incentive Trust (Plan) in addition to The Sappi Limited Share Incentive Trust (Scheme) which had been adopted on 5 March 1997, and fixed the aggregate number of shares which may be acquired by all participants under the Plan together with the Trust at 19,000,000 shares (equivalent to 7.95% of the shares then in issue), subject to adjustment in case of any increase or reduction of Sappi's issued share capital on any conversion, redemptions, consolidations, sub-division and / or any rights or capitalisation issues of shares. Subsequent to the December 2008 rights offering , this number has been adjusted to 42,700,870 shares (still equivalent to 7.95% of the shares currently in issue), in accordance with the rules of the Scheme and of the Plan.

The Sappi Limited Share Incentive Trust (Scheme)

        Under the rules of the Scheme, participants (a) may be offered the opportunity to acquire ordinary shares (Scheme shares), (b) may be offered options to acquire ordinary shares (Share options), or

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

29.  SHARE-BASED PAYMENTS (Continued)

(c) may be granted options to enter into agreements with the company to acquire ordinary shares (Allocation shares).

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

        Certain managerial employees are eligible to participate in the Scheme. The amount payable by a participant for Scheme Shares, Share Options or Allocation Shares is the closing price at which shares are traded on the JSE Limited on the trading date immediately preceding the date upon which the board authorised the grant of the opportunity to acquire relevant Scheme Shares, Share Options or Allocation Shares, as the case may be, to a participant. Pursuant to resolutions of the board passed in accordance with the rules of the Scheme, Scheme Shares may be released from the Scheme to participants, Share Options may be exercised by participants and Allocation Shares may be delivered to participants as follows for allocations prior to November 2004:

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

for the year ended September 2009

29.  SHARE-BASED PAYMENTS (Continued)

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

        The Scheme provides that appropriate adjustments are to be made to the rights of Participants in the event that the group, inter alia, undertakes a rights offer, a capitalisation issue, or consolidation of ordinary shares or any reduction in its ordinary share capital.

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

29.  SHARE-BASED PAYMENTS (Continued)

Rights offer

        Following the December 2008 rights offer and in accordance with the provisions of the Scheme and the Plan, adjustments were made to the rights of the Participants so that they were neither better nor worse off than prior to the rights offer. This resulted in additional offers being made to Participants in respect of all outstanding offers at the time of the rights offer. As in the case of shareholders that exercised their rights, the Participants of the Plan will be required to pay the rights offer price of ZAR 20.27 per share should the shares vest. Similarly, the Participants of the Scheme may only exercise their additional options, awarded as a result of the rights offer, in conjunction with exercising their pre-rights offer options and upon payment of the rights offer price of ZAR 20.27 per share.

        The following table separates the adjustments made to the rights of the Participants following the rights offer from the annual awards.

Allocations (Number of shares)

        During the year the following offers were made to employees:

	Annual awards	Rights offer	2009	2008
Share Options	2,192,410	3,847,680	6,040,090	925,700
Allocation shares	—	1,345,500	1,345,500	—
Performance shares**	1,815,000	4,725,240	6,540,240	730,000
Scheme shares	—	1,577,834	1,577,834	—
Restricted shares**	—	12,000	12,000	—
Share Options and Performance shares Declined	(62,080)	(63,840)	(125,920)	(14,000)

	3,945,330	11,444,414	15,389,744	1,641,700

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

29.  SHARE-BASED PAYMENTS (Continued)

        Scheme shares, share options, restricted shares, performance shares and allocation shares activity was as follows during the financial years ended September 2009 and 2008:

	Scheme Shares***	Restricted Shares	Share options(1)	Performance shares(2)	Weighted average exercise price (ZAR)*	Allocation Shares(1)	Weighted average exercise price (ZAR)*	Total Shares
Outstanding at September 2007	1,442,662	10,000	3,128,950	3,317,400	49.01	1,408,550	98.20	9,307,562
— Offered and accepted	—	—	911,700	730,000	52.02	—	—	1,641,700
— Paid for / released	(90,800)	—	(452,200)	—	63.47	(273,750)	—	(816,750)
— Returned, lapsed and forfeited	(31,800)	—	(355,750)	(96,300)	93.76	(29,350)	—	(513,200)
— Back into Trust	31,800	—	—	—	147.20	—	—	31,800

Outstanding at September 2008	1,351,862	10,000	3,232,700	3,951,100	46.00	1,105,450	98.20	9,651,112
— Offered and accepted	1,577,834	12,000	5,951,970	6,540,240	19.96	1,307,700	20.27	15,389,744
— Paid for / released	(75,060)	(22,000)	(206,140)	(165,491)	20.95	(214,660)	30.68	(683,351)
— Returned, lapsed and forfeited	5,736	—	(734,150)	(360,289)	41.69	(352,540)	54.12	(1,441,243)
— Back into Trust	—	—	—	—	—	—	—	—

Outstanding at September 2009	2,860,372	—	8,244,380	9,965,560	29.33	1,845,950	65.24	22,916,262

Exercisable at September 2007	587,600	—	2,104,550	—	96.21	1,196,650	99.71	3,888,800
Exercisable at September 2008	491,300	—	1,906,330	5,000	96.97	1,032,300	110.22	3,434,930
Exercisable at September 2009	752,600	—	4,835,090	—	55.60	1,845,950	65.24	7,433,640

*
The share options are issued in South African Rands.

**
Restricted shares (awarded on an ad-hoc basis to certain individuals on various terms and conditions) and performance shares are issued for no cash consideration. The value is determined on the day the shares are taken up.

***
The number of Scheme shares, which are not subject to credit sales amounts to 2,107,772 (2008: 855,662), includes 1,026,794 rights offer scheme shares taken up at ZAR 20.27 per share, included in offered and accepted in the current fiscal year.

(1)
Issued in terms of the Scheme

(2)
Issued in terms of the Plan

        The fair value of Scheme shares held at September 2009 was US$ 8.1 million (September 2008: US$ 8.7 million).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

29.  SHARE-BASED PAYMENTS (Continued)

        The following table sets out the number of share options outstanding at the end of September, excluding the scheme shares:

	2009	2008	Vesting conditions	Vesting date	Expiry date	Exercise price (ZAR)
14 December 1998	—	48,300	Time	(i)	14 December 2008	22.10
03 February 1999	—	1,000	Time	(i)	03 February 2009	22.35
15 January 2001	—	213,800	Time	(i)	15 January 2009	49.00
04 February 2002	—	7,000	Time	(i)	04 February 2010	131.40
28 March 2002 (ii)	1,128,700	623,000	Time	(i)	28 March 2010	77.97
13 February 2003 (ii)	1,383,000	743,800	Time	(i)	13 February 2011	62.34
30 December 2003 (ii)	267,190	150,250	Time	(i)	30 December 2011	47.08
14 January 2004 (ii)	1,311,680	630,700	Time	(i)	14 January 2012	47.08
25 March 2004 (ii)	2,200	1,000	Time	(i)	25 March 2012	86.60
13 December 2004 (ii)	2,115,560	1,029,500	Time	(i)	13 December 2012	46.51
13 December 2004	—	148,000	Performance	13 December 2008	N/A	—
13 December 2005 (ii)	3,030,060	1,413,800	Performance	13 December 2009	N/A	—
08 August 2006 (ii)	110,000	50,000	Performance	08 August 2010	N/A	—
15 January 2007 (ii)	—	5,000	Performance	31 December 2007	N/A	—
15 January 2007 (ii)	—	5,000	Performance	31 December 2008	N/A	—
15 January 2007 (ii)	11,000	5,000	Performance	31 December 2009	N/A	—
29 January 2007 (ii)	110,000	50,000	Performance	29 January 2011	N/A	—
31 May 2007 (ii)	3,008,500	1,419,300	Performance	31 May 2011	N/A	—
02 July 2007 (ii)	220,000	100,000	Performance	02 July 2011	N/A	—
10 September 2007 (ii)	—	10,000	Time	10 September 2008	N/A	—
10 September 2007 (ii)	55,000	25,000	Performance	10 September 2011	N/A	—
12 December 2007 (ii)	1,233,680	610,600	Time	12 December 2011	12 December 2015	91.32
12 December 2007 (ii)	1,155,000	525,000	Performance	12 December 2011	N/A	—
19 March 2008 (ii)	555,060	279,200	Time	19 March 2012	19 March 2016	98.80
19 March 2008 (ii)	451,000	205,000	Performance	12 March 2012	N/A	—
22 December 2008	2,093,260	—	Time	22 December 2012	22 December 2014	35.50
23 December 2008	1,815,000	—	Performance	22 December 2012	N/A	—

	20,055,890	8,299,250

(i)
These vest over four or five years depending on the date of allocation.

(ii)
During the year there was a rights issue of 6 shares for every 5 shares held at ZAR 20.27 per share. According to the rules of the scheme this was also offered to participants. Not all the participants took up their rights.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

29.  SHARE-BASED PAYMENTS (Continued)

        The following assumptions have been utilised to determine the fair value of the shares granted in the financial period in terms of the Scheme and the Plan:

	Issue 34	Issue 34	Issue 34
Date of grant	22-Dec-08	22-Dec-08	22-Dec-08
Type of award	Normal Option	Performance	Performance
Share Price at grant date	ZAR 36.7	US$ 7.66	US$ 7.66
Strike Price of share	ZAR 35.5	—	—
Vesting Period	4 years	4 years	4 years
Vesting conditions	Proportionately over time	Market related— relative to peers	Cash Flow Return on Net Assets relative to peers
Expected life of options (years)	8 years	N/A	N/A
Market related vesting conditions	N/A	Yes	No
Percentage expected to vest	N/A	41.5%	100%
Number of shares offered	2,152,330	912,500	912,500
Volatility	37.6%	41.8%	N/A
Risk free discount rate	11.8% (US yield)	1.96% (US yield)	N/A
Expected dividend yield	4.40%	4.24%	4.24%
Expected percentage of issuance	95%	95%	95%
Model used to value	Binomial	Modified binomial	Market price
Fair value of option	ZAR 11.88	ZAR 20.12	ZAR 19.39

        Volatility has been determined with reference to the historic volatility of the Sappi share price over the expected period.

        Share options, allocation shares, restricted shares and performance shares to executive directors, which are included in the above figures, are as follows:

	2009 Number of options / shares	2008 Number of options / shares
At beginning of year	339,000	249,000
Share Options, Restricted Shares and Performance Shares granted for rights issue	406,800	—
Share Options, Restricted Shares and Performance Shares granted	242,000	90,000
Share Options and Allocation Shares declined	(16,500)	—
Shares removed on resignation or retirement of directors	(3,300)	—

At end of year	968,000	339,000

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

29.  SHARE-BASED PAYMENTS (Continued)

        The following table sets forth certain information with respect to the 968,000 Share Options and Performace Shares granted by Sappi to executive directors:

Issue date	Number of options / shares**	Expiry date	Exercise price (ZAR)**
28 March 2002	33,000	28 March 2010	77.97
13 February 2003	33,000	13 February 2011	62.34
30 December 2003	39,600	30 December 2011	47.08
13 December 2004	39,600	13 December 2012	46.51
13 December 2005*	52,800	13 December 2009	—
08 August 2006*	110,000	08 August 2010	—
02 July 2007*	220,000	02 July 2011	—
12 December 2007*	198,000	12 December 2011	—
22 December 2008*	242,000	13 December 2012

	968,000

*
Performance Shares.

**
Adjusted for the share options, restricted shares and performance shares granted as a result of the rights issue.

        Refer to the compensation report for further information on Directors participation in the Scheme and the Plan.

        No new loans have been granted to the executive directors since 28 March 2002.

30.  FINANCIAL INSTRUMENTS

        The group's financial instruments consist mainly of cash and cash equivalents, accounts receivable, certain investments, accounts payable, borrowings and derivative instruments.

Introduction

        The principal risks to which Sappi is exposed through financial instruments are :

  a)
  market risk (the risk of loss arising from adverse changes in market rates and prices), arising from :

  –
  interest rate risk

  –
  currency risk

  –
  commodity price risk

  b)
  credit risk

  c)
  liquidity risk

        The group's main financial risk management objectives are to identify, measure and manage the above risks as more fully discussed under the individual risk headings below.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

30.  FINANCIAL INSTRUMENTS (Continued)

        Sappi's Group Treasury is comprised of two components : Sappi International, located in Brussels, which manages the group's non-South African treasury activities and, for local regulatory reasons, the operations based in Johannesburg which manage the group's Southern African treasury activities.

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

        The group is exposed to interest rate risk as it borrows funds at both fixed and floating interest rates. The group monitors market conditions and may utilise approved interest rate derivatives to alter the existing balance between fixed and variable interest rate loans in response to changes in the interest rate environment. Hedging of interest rate risk for periods greater than one year is only allowed if income statement volatility can be minimised by means of hedge accounting, fair value accounting or other means. The group's exposure to interest rate risk is set out below.

Interest-bearing borrowings

        The table below provides information about Sappi's current and non-current borrowings that are sensitive to changes in interest rates. The table presents cash flows by expected maturity dates and estimated fair value of the borrowings. The average fixed effective interest rates presented below are based on weighted average contract rates applicable to the amount expected to mature in each respective year. Forward looking average variable effective interest rates for the financial years ended September 2009 and thereafter are based on the yield curves for each respective currency as published by Reuters on 27 September 2009. The information is presented in US$, which is the group's reporting currency.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

30.  FINANCIAL INSTRUMENTS (Continued)

        A detailed analysis of the group's borrowings is presented in note 20.

	Expected maturity date
							Total Carrying Value	2009 Fair Value	2008 Carrying Value	2008 Fair Value
	2010	2011	2012	2013	2014	2015+
	(US$ equivalent in millions)
US Dollar
Fixed rate	59	2	522	2	29	600	1,214	1,281	59	58
Average interest rate (%)	4.84	—	6.47	—	5.64	10.04	8.12		4.31
Variable rate(1)	128	—	—	—	—	—	128	128	979	885
Average interest rate (%)	2.08	—	—	—	—	—	2.08		6.61
Euro
Fixed rate	13	186	137	137	572	3	1,048	1,290	603	582
Average interest rate (%)	5.86	9.29	9.26	9.27	12.72	1.87	11.09		4.62
Variable rate(2)	368	11	12	9	—	—	400	399	488	488
Average interest rate (%)	2.68	5.35	5.35	5.35	—	—	2.89		4.43
Rand
Fixed rate	32	62	219	190	26	7	536	524	366	350
Average interest rate (%)	9.31	9.21	11.11	9.74	10.99	11.67	10.30		9.88
Variable rate(3)	1	—	—	—	—	—	1	1	7	7
Average interest rate (%)	10.55	—	—	—	—	—	10.55		10.67
Swiss Franc
Fixed rate	—	—	—	—	—	—		—
Average interest rate (%)	—	—	—	—	—	—
Variable rate	—	—	—	—	—	—	—	—	151	151
Average interest rate (%)	—	—	—	—	—	—	—		3.26
Total
Fixed rate	104	250	878	329	627	610	2,798	3,095	1,028	990
Average interest rate (%)	6.34	9.21	8.06	9.49	12.32	10.02	9.65		6.47
Variable rate	497	11	12	9	—	—	529	528	1,625	1,531
Average interest rate (%)	2.55	5.35	5.35	5.35	—	—	2.72		5.66

Fixed and variable	601	261	890	338	627	610	3,327	3,623	2,653	2,521

Current portion							601	602	821	821
Long term portion							2,726	3,021	1,832	1,700

Total interest-bearing borrowings (refer note 20)							3,327	3,623	2,653	2,521

The values reported under US Dollar fixed rates (2011 and 2013) represent fair value adjustments to hedged items which are non-interest bearing, which is why there are no average rate stated for these amounts.

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

(1)
The US Dollar floating interest rates are based on the London Inter-bank Offered Rate (LIBOR)

(2)
The Euro floating interest rates are based on the European Inter-bank Offered Rate (EURIBOR)

(3)
The Rand floating interest rates are predominately based on the Johannesburg Inter-bank Agreed rate (JIBAR)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

30.  FINANCIAL INSTRUMENTS (Continued)

        The range of interest rates in respect of all non-current borrowings comprising both fixed and floating rate obligations, is between 5.35% and 12.32% (depending on currency).

        At September 2009, 84% of Sappi's borrowings were at fixed rates of interest, and 16% were at floating rates. Fixed rates of interest are based on contract rates.

        Sappi's Southern African operations have in the past been particularly vulnerable to adverse changes in short-term domestic interest rates, as a result of the volatility in interest rates in South Africa. During 2009 domestic interest rates have decreased from 12.05% to 7.02% for the 3-month JIBAR.

Interest rate derivatives

        Sappi uses interest rate options, caps, swaps (IRS) and interest rate and currency swaps (IRCS) as a means of managing interest rate risk associated with outstanding debt entered into in the normal course of business. Sappi does not use these instruments for speculative purposes. Interest rate derivative financial instruments are measured at fair value at each reporting date with changes in fair value recorded in profit or loss for the period or in equity, depending on certain hedge designations carried out by the group in a documented hedging strategy.

        Until June 2009 the group had in total seven US$ interest rate swaps, converting fixed rates to floating rates for a total amount of US$ 857 million.

        In June 2009 these swaps were sold for a total positive value of US$ 55 million and the underlying debt now carries the original fixed interest rates. The total difference between Sappi's valuation on the date of sale and the effective sales price of the swaps amounted to US$ 20 million. This difference predominately related to the payment of certain selling costs (breakage fees of US$ 13 million, a liquidity reduction and some smaller trading rate differences).

        In August 2009 Sappi entered into seven new fixed for fixed interest and currency swaps with different banks, which have been designated as cash flow hedges of future cash flows linked to fixed rate debt denominated in foreign currency. Each swap corresponds to the hedged portion of the underlying US$300 million Senior Secured Notes due 2014. The swaps convert all future US$ cash flows into EUR.

        The effective gains and losses from changes in fair value of these derivatives are recorded in other comprehensive income. These accumulated gains and losses will be recycled to profit or loss in the same line as the hedged item at the moment the hedged item affects the income statement (interest expense and foreign currency revaluation).

        In order to measure hedge effectiveness, a hypothetical derivative with identical critical terms as the hedged item, has been built as a perfect hedge. The changes in fair value of the actual derivatives are compared with the changes in fair value of the hypothetical derivative.

        As at September 2009 the effectiveness tests for the above mentioned hedges showed a 100% hedge effectiveness. The swaps showed a total negative fair value of US$ 24 million, the negative fair value of the currency leg of the swap of US$ 10 million was booked to profit or loss to offset the corresponding foreign currency unrealised gain of the revaluation of the underlying hedged item, whereas the remaining negative fair value of the interest leg of the swap of US$ 14 million was deferred in equity.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

30.  FINANCIAL INSTRUMENTS (Continued)

        The existing interest rate and currency swap contract converting future US$ cash flows into GBP and fixed US$ interest rates into fixed GBP interest rates (2008: US$ 233 miilion with a fair value of US$ 57 million) has an outstanding amount of US$ 117 million at September 2009 with a positive fair value of US$ 10 million. This derivative is not designated as a hedge in a documented hedge strategy. The changes in fair value of this instrument are booked in profit or loss for the period.

        See details of the swaps in the table below:

Instrument	Interest Rate	Maturity date	Nominal value	Sales value	Fair value* favourable (unfavourable)
			(US$ million)
IRS:
	6.75% to variable (LIBOR)	June 2012	250	15	—
	6.75% to variable (LIBOR)	June 2012	200	12	—
	6.75% to variable (LIBOR)	June 2012	50	3	—
	7.50% to variable (LIBOR)	June 2012	250	15	—
	5.90% to variable (LIBOR)	November 2013	28	3	—
	7.38% to variable (LIBOR)	July 2014	44	4	—
	6.65% to variable (LIBOR)	October 2014	35	3	—
IRCS:
	US Dollar 6.30% into Pound Sterling 6.66%	December 2009	117	—	10
	US Dollar 12% into EUR 12.2375%	August 2014	90	—	(7)
	US Dollar 12% into EUR 12.3175%	August 2014	50	—	(4)
	US Dollar 12% into EUR 12.1375%	August 2014	45	—	(3)
	US Dollar 12% into EUR 12.3375%	August 2014	40	—	(4)
	US Dollar 12% into EUR 11.8375%	August 2014	25	—	(2)
	US Dollar 12% into EUR 12.0875%	August 2014	25	—	(2)
	US Dollar 12% into EUR 12.0875%	August 2014	25	—	(2)

Total				55	(14)

*
This refers to the carrying value.

        The fair value of the IRCS is the estimated amount that Sappi would pay or receive to terminate the agreement at the balance sheet date, taking into account current interest rates and the current creditworthiness of the counterparties considering the specific relationships of the Sappi group with those counterparties. However this amount excludes the possible breakage and other fees which would be incurred in case of a sale before the maturity date.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

30.  FINANCIAL INSTRUMENTS (Continued)

Summary sensitivity analyses external interest rate derivatives

        The following is a sensitivity analysis of the impact on profit or loss in US Dollars due to the change in fair value of interest rate derivative instruments due to changes in the interest rate basis points (bps). The sensitivity analysis of floating rate debt, is carried out separately (see below).

1.    IRCS converting fixed USD rates into GBP fixed rates

Scenario Name	Base Value	Scenario Value	Change	% Change
-50bps GBP-LIBOR-6M	128.6	128.8	0.2	0.2
+50 bps GBP-LIBOR-6M	128.6	128.4	(0.2)	(0.2)

Scenario Name	Base Value	Scenario Value	Change	% Change
-50 bps USD-LIBOR-3M	(118.5)	(118.7)	(0.2)	0.2
+50 bps USD-LIBOR-3M	(118.5)	(118.3)	0.2	(0.2)

        The derivative converts fixed USD interest payments of 6.30% into fixed GBP interest income of 6.66%, as well as the redemption of principal amounts at maturity. The fair value of the instrument is subject to changes of both the inherent exchange rates and interest rates. Fair value changes of the derivative caused by currencies are neutralised by currency changes in the underlying intra-group loan. This intra-group loan has been reimbursed before its maturity date in September 2009.

        At 27 September 2009 the net fair value of the derivative amounted to US$ 10.1 million (Gross "Base Values" in the table above: US$ 128.6 million for the GBP leg and US$-118.5 million for the USD leg) of which US$9.8 million was due to the exchange rate movement between inception and the reporting date. This amount is compensated by the opposite movement of the underlying loan (or the underlying cash paid in the same currency as the loan has been reimbursed) and therefore has no impact on profit or loss. The portion of the fair value due to interest rate movements, which has impacted profit or loss, amounts to a positive value of US$0.3 million. This value will reduce to zero at maturity.

        For the period outstanding, the table above shows the impact that a shift of 50 bps on the LIBOR curve would have on the fair value. An increase in the USD LIBOR adds to the fair value, as does a decrease of the GBP LIBOR. When the GBP and the USD interest rates move the same way, the one roughly compensates the other. If the rates would drift in opposite directions this would have an impact of approximately US$ 0.4 million for a shift of 50 bps.

        The largest shift experienced over the last twelve-month period was a negative net shift of 2.67%, due to a decrease in USD rates of 1.25% and a decrease in the GBP rates of 3.92%. Applied to the fair

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

30.  FINANCIAL INSTRUMENTS (Continued)

value as per 27 September 2009, this would have resulted in a positive change in fair value of US$ 0.9 million.

Scenario Name	Base Value	Scenario Value	Change	% Change
-125 bps USD-LIBOR-3M	(118.5)	(118.9)	(0.4)	0.3
-392 bps GBP-LIBOR-6M	128.6	129.9	1.3	1.0

Total			0.9

2.    IRCS converting fixed USD rates into EUR fixed rates

Scenario Name	Base Value	Scenario Value	Change	% Change
—50bps EURIBOR-6M	(452.7)	(461.8)	(9.1)	2.0
+50 bps EURIBOR-6M	(452.7)	(443.8)	8.9	(2.0)

Total			(0.2)

Scenario Name	Base Value	Scenario Value	Change	% Change
—50 bps USD-LIBOR-3M	429.1	437.8	8.7	2.0
+50 bps USD-LIBOR-3M	429.1	420.6	(8.5)	(2.0)

Total			0.2

        The derivative converts fixed USD interest payments of 12% into fixed EUR interest coupons, as well as the redemption of principal amounts at maturity. The fair value of the instrument is subject to changes of both the inherent exchange rates and interest rates. Fair value changes of the derivative caused by currencies are neutralised by currency changes in the underlying external debt.

        At 27 September 2009 the net fair value of the seven derivatives amounted to a negative amount of US$ 23.6 million (Gross "Base Values" in the table above: US$-452.7 million for the EUR leg and US$ 429.1 million for the USD leg) of which a negative amount of US$ 9.9 million was due to the exchange rate movement between inception and the reporting date. This amount is compensated by the opposite movement of the underlying US$ external debt and therefore has no impact on profit or loss. The portion of the fair value due to interest rate movements which has been recorded into equity, amounts to a negative value of US$ 13.8 million. This value will reduce to zero at maturity.

        For the period outstanding, the table above shows the impact that a shift of 50 bps on the LIBOR /EURIBOR curve would have on the fair value. A decrease in the USD LIBOR adds to the fair value, as does an increase of the EURIBOR. When the EUR and the USD interest rates move the same way, the one roughly compensates the other. If the rates would drift in opposite directions this would have an impact of approximately US$17.6 million for a shift of 50 bps.

        The largest shift experienced over the last twelve-month period was a negative net shift of 2.26%, due to a decrease in USD rates of 2.51% and a decrease in the EUR rates of 0.25%. Applied to the fair

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

30.  FINANCIAL INSTRUMENTS (Continued)

value as per 27 September 2009, this would have resulted in a positive change in fair value of US$ 40.9 million.

Scenario Name	Base Value	Scenario Value	Change	% Change
-251 bps USD-LIBOR-3M	429.1	474.6	45.5	10.6
-25 bps EURIBOR-6M	(452.7)	(457.3)	(4.6)	1.0

Total			40.9

        The above analysis measures the impact on profit or loss that a change in fair value of the interest rate derivatives would have, if the specified scenarios were to occur.

Sensitivity analysis of interest rate risk—in case of a credit rating downgrade of Sappi

        The following table shows the sensitivity of securitization debt to changes in the group's own credit rating. The securitization agreement stipulates that if the company were downgraded below our current grading an additional margin would be agreed between the bank and the company. In this respect we assumed a hypothetical increase of 1.5%.

        Please note that the change in value of the securitization debt is included in the sensitivity analysis of floating rate debt in the table below.

Securitization in Europe and Hong Kong	Notional	Impact on income statement of downgrade below BB- credit rating
Europe	271,863	4,078
Hong Kong	66,650	1,000

Sub-total	338,513	5,078

Impact calculated on total portfolio amounts to:	1.50%
        The pricing of the securitization contracts in Europe and Hong Kong would be impacted as set out in the table above if the company were to be downgraded below the current rating . Based on the existing agreement, the US securitization arrangement would not be impacted by a possible downgrade, as there are sufficient other credit enhancements to mitigate the co-mingling risk. All other external debt would not be impacted by a possible downgrading of Sappi.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

30.  FINANCIAL INSTRUMENTS (Continued)

        The table below shows the sensitivity of certain fixed rate debt to changes in the group's own credit rating. The agreements of these specific external loans stipulate that if the company were downgraded below our current grading, an additional margin would be added to the contractual funding rate.

External loan agreements sensitive to the group's own credit rating	Notional	Impact on income statement of downgrade below BB "secured" credit rating
Commitment fee on unused revolving credit facility	209,000	690
Interest on utilized bank syndicated loan	400,000	3,000
Sub-total	609,000	3,690
Impact calculated on total portfolio amounts to:	0.61%	—

Sensitivity analysis of interest rate risk of floating rate debt

	Total	Fixed rate	Floating rate	Impact on income statement of 50 bps interest
TOTAL DEBT	3,327.4	2,798.8	528.6	2.6

Ratio fixed/floating to total debt		84%	16%

        The floating rate debt represents 16% of total debt. If interest rates were to increase (decrease) by 50 bps the finance cost on floating rate debt would increase (decrease) by US$ 2.6 million.

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

  –
  Transaction exposure arises due to transactions entered into, which result in a flow of cash in foreign currency, such as payments under foreign currency long and short term loan liabilities, purchases and sales of goods and services, capital expenditure purchases and dividends. Where possible, commercial transactions are only entered into in currencies that are readily convertible by means of formal external forward exchange contracts; and

  –
  Translation exposure arises when translating the group's assets, liabilities, income and expenditure into the group's presentation currency. Borrowings are taken out in a range of currencies which are based on the group's preferred ratios of gearing and interest cover based on a judgement of the best financial structure for the group. On consolidation this gives rise to translation exposure which is not hedged.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

30.  FINANCIAL INSTRUMENTS (Continued)

        In managing currency risk, the group first makes use of internal hedging techniques with external hedging being applied thereafter. External hedging techniques consist primarily of foreign currency forward exchange contracts and currency options. Foreign currency capital expenditure on projects must be covered as soon as practical (subject to regulatory approval).

Currency risk analysis

        In the preparation of the currency risk analysis the derivative instrument has been allocated to the currency which the underlying instrument has been hedging.

	Total	Total in Scope	USD	EUR	ZAR	GBP	Other (converted into USD)
2009
Financial Assets
Other non-current assets	101	43	2	11	29	—	1
Non-current derivative financial assets*	10	10	(120)	—	—	130	—
Trade and other receivables	858	734	277	339	22	45	51
Current derivative financial assets*	10	10	10	—	—	—	—
Cash and cash equivalents	770	770	299	383	84	—	4

		1,567	468	733	135	175	56
Financial liabilities
Non-current interest-bearing borrowings	2,726	2,726	1,154	1,068	504	—	—
Non-current derivative financial liabilities*	24	24	(429)	452	1	—	—
Current interest-bearing borrowings	601	601	187	380	34	—	—
Overdraft	19	19	3	5	—	3	8
Current derivative financial liabilities*	14	14	2	—	—	11	1
Trade and other payables	1,116	860	182	402	216	19	41

		4,244	1,099	2,307	755	33	50
Foreign exchange gap		(2,677)	(631)	(1,574)	(620)	142	6

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

30.  FINANCIAL INSTRUMENTS (Continued)

	Total	Total in Scope	USD	EUR	ZAR	GBP	Other (converted into USD)
2008
Financial Assets
Other non-current assets	168	44	2	5	37	—	—
Non-current derivative financial assets*	76	76	(223)	—	—	299	—
Trade and other receivables	698	626	287	275	22	32	10
Current derivative financial assets*	4	4	1	—	—	3	—
Cash and cash equivalents	274	274	82	101	91	—	—

		1,024	149	381	150	334	10
Financial liabilities
Non-current interest-bearing borrowings	1,832	1,832	875	597	360	—	—
Non-current derivative financial liabilities*	1	1	—	—	1	—	—
Current interest-bearing borrowings	821	821	164	494	12	—	151
Overdraft	26	26	—	10	2	4	10
Current derivative financial liabilities*	24	24	24	—	—	—	—
Trade and other payables	959	756	196	297	239	8	16

		3,460	1,259	1,398	614	12	177
Foreign exchange gap		(2,436)	(1,110)	(1,017)	(464)	322	(167)

*
The amount disclosed with respect to derivative instruments, reflects the currency which the derivative instrument is covering.

        The above table does not indicate the group's foreign exchange exposure, it only shows the financial instruments assets and liabilities classified per underlying currency.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

30.  FINANCIAL INSTRUMENTS (Continued)

        The group's foreign currency forward exchange contracts at September 2009 are detailed below.

		2009		2008
		Contract amount (Notional amount)	Fair value* (unfavourable) favourable	Contract amount (Notional amount)	Fair value* (unfavourable) favourable
		(US$ million)
Foreign currency
Bought:	US Dollar	473	(13)	2	—
	Euro	213	(1)	13	—
	ZAR	—	—	11	—
Sold:	US Dollar	(132)	9	(168)	(3)
	Euro	(16)	—	(735)	(17)
	ZAR	(1)	—	—	—

		537	(5)	(877)	(20)

*
This refers to the fair value.

        The fair value of foreign currency contracts has been computed by the group based upon the market data valid at September 2009.

        All forward currency exchange contracts are valued at fair value with the resultant profit or loss included in the net finance costs for the period.

        Forward exchange contracts are used to hedge the group from potential unfavourable exchange rate movements that may occur on recognized financial assets and liabilities or planned future commitments.

        The foreign currency forward exchange contracts have different maturities, with the most extended maturity date being April 2010.

        As at the year end there was an open exposure of US$ 35.6 milion which has since been hedged.

Sensitivity analysis—in USD gain (loss)

Base currency	Exposure	+10%	-10%
EUR	(7.4)	(0.7)	0.8
GBP	1.5	0.1	(0.2)
CHF	6.8	0.6	(0.8)
SEK	2.6	0.2	(0.3)
JPY	2.4	0.2	(0.3)
ZAR	(32.1)	(2.9)	3.6
Other currencies	0.4	—	—

TOTAL	(25.8)	(2.5)	2.8

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

30.  FINANCIAL INSTRUMENTS (Continued)

        Based on the exposure as at 27 Sepember 2009, if the foreign currency rates had moved 10% upwards or downwards compared to the closing rates, the result would have been impacted by a loss of US$ 2.5 million (increase of 10%) or a gain of US$ 2.8 million (decrease of 10%).

        During 2009 we have contracted non-deliverable average rate forex transactions for a total notional value of US$ 30 million which were used as an overlay hedge of export sales. Since these contracts have all matured before 27 September 2009, these constitute non-representative positions. The total impact on profit or loss amounts to a loss of US$ 4.0 million.

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

        During 2009 we have not contracted any derivatives with respect to commodities.

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

        The group assesses the credit worthiness of potential and existing customers in line with the credit policies and procedures. Appropriate collateral is obtained to minimize risk. Exposures are monitored on an ongoing basis utilising various reporting tools which highlight potential risks.

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

30.  FINANCIAL INSTRUMENTS (Continued)

Hedge accounting

1.    Fair value hedges

        Until June 2009 the group had the following fair value hedges which qualified for hedge accounting.

        Bonds at fixed interest rates for a total notional amount of US$ 856 million were hedged by seven external interest rate swaps (IRS). These interest rate swaps converted the USD fixed interest rates into floating 6-month LIBOR set in arrears. The hedged risk was designated to be the interest rate risk arising from fluctuations in the US LIBOR swap curve. The effect of this transaction was to convert fixed rate debt into floating rate debt.

        In June 2009 these swaps were sold for a total positive value of US$ 55 million (on a clean basis excluding interest accruals) and the underlying debt now carries the original fixed interest rates. The net realized loss of US$ 18 million was booked to the income statement.

        The final life-to-date fair value adjustment of the underlying bonds on the date of the sale of the swaps was booked in June 2009 will be amortized over the life of the initial hedge designation period and amounted to US$ 46.2 million. The future profit and loss account will be impacted as follows:

Accounting year	(US$ million)
4th quarter 2009	0.6
2010	13.2
2011	13.9
2012	14.7
2013	1.8
2014	1.7
2015	0.3

Total	46.2

        As at September 2009 the group does not have any oustanding fair value hedges.

2.    Cash flow hedges

        In August 2009 Sappi entered into seven fixed for fixed interest and currency swaps with different banks, which have been designated as cash flow hedges of future cash flows linked to fixed rate debt denominated in foreign currency. Each swap corresponds to the hedged portion of the underlying US$ 300 million Senior Secured Notes due 2014. The swaps convert all future US$ cash flows into EUR.

        The effective gains and losses from changes in fair value of these derivatives are recorded in equity under other comprehensive income. These accumulated gains and losses will be recycled to profit or loss in the same line as the hedged item at the moment the hedged item affects profit or loss (interest expense and foreign currency revaluation).

        Sappi uses the REVALHedgeRx module (REVAL), a web based application providing treasury and risk management solutions supplied by Reval.Com, Inc., a financial technology company based in New York to assess the fair value of the IRCS and to measure the effectiveness of the cash flow hedge relationship.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

30.  FINANCIAL INSTRUMENTS (Continued)

        At inception and at the beginning of each quarterly reporting period, the future effectiveness of the hedge relationship is assessed using the critical terms match.

        In order to measure retrospective hedge effectiveness a hypothetical derivative with identical critical terms as the hedged item, has been built as a perfect hedge. The periodic dollar-offset retrospective hedge effectiveness test is based on the comparison of the actual past periodical changes in fair value between the hedging derivative and the hypothetical derivative. The ratio of the periodic change in fair value of the hedging instrument since inception or since the last quarterly measurement divided by the periodic change in fair value of the hypothetical derivative since inception or since the last quarterly measurement for the hedge falls with the range of 80% to 125%. If however both changes in fair value are less than 1% of the notional amount of the IRCS, these changes in fair value are considered to be both immaterial and the hedge effectiveness test is met.

        The counterparties of the hedging instruments are tested for creditworthiness on a quarterly basis. If the credit risk of a given counterparty would fall under the minimum required rating, any positive fair value of the hedging instrument would be adjusted to cater for the additional credit risk. This would not affect the hypothetical derivative.

        The following is an analysis of the impact on pre-tax profit and loss for the period based on the consolidated accounts translated at average rates:

(unfavourable) favourable	2009	2008
	(US$ million at average rate)	(US$ million at average rate)
Fair value hedges
Net P/L impact of sale of interest rate swaps	(18)	—

Realised result on sold hedging instruments	52	—
Reversal of life to date fair value adjustment on hedging instruments	(59)	—
Reversal unrealised interest accrual on IRS	(11)	—

Amortisation	—	(5)
Residual ineffectiveness	(9)	—

—gain on hedging instruments	41	30
—loss on hedged item	(50)	(30)

Total	(27)	(5)

c)    Liquidity risk

        Liquidity risk is the risk that the group will be unable to meet its current and future financial obligations as they fall due.

        The group's objective is to manage its liquidity risk by:

  –
  managing its bank balances, cash concentration methods and cash flows;

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

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

        The group is in compliance with all material financial covenants applicable to its borrowing facilities.

			Undiscounted cash flows
Liquidity risk management— September 2009	Total financial assets and liabilities	Fair value of financial instruments	0 - 6 months	6 - 12 months	1 - 2 years	2 - 5 years	> 5 years	Total
Financial Assets
Other non-current assets	43	43	13	1	8	7	15	44
Non-current derivative financial assets	10	10	10	—	—	—	—	10

Receive leg			130	—	—	—	—	130
Pay leg			(120)	—	—	—	—	(120)

Trade and other receivables	734	734	734	—	—	—	—	734
Current derivative financial assets	10	10	11	—	—	—	—	11

Receive leg			262	—	—	—	—	262
Pay leg			(251)	—	—	—	—	(251)

Cash and cash equivalents	770	770	770	—	—	—	—	770

			1,538	1	8	7	15	1,569
Financial liabilities
Interest-bearing borrowings	2,726	3,021	97	100	494	2,716	123	3,530
Non-current derivative financial liabilities	24	24	1	1	2	17	1	22

Pay leg			19	19	38	425	1	502
Receive leg			(18)	(18)	(36)	(408)	—	(480)

Interest-bearing borrowings	601	602	549	106	—	—	—	655
Overdraft	19	19	19	—	—	—	—	19
Current derivative financial liabilities	14	14	14	—	—	—	—	14

Pay leg			620	—	—	—	—	620
Receive leg			(606)	—	—	—	—	(606)

Trade and other payables	860	860	818	—	—	—	—	818

			1,498	207	496	2,733	124	5,058

Liquidity gap			40	(206)	(488)	(2,726)	(109)	(3,489)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

30.  FINANCIAL INSTRUMENTS (Continued)

			Undiscounted cash flows
Liquidity risk management— September 2008	Total financial assets and liabilities	Fair value of financial instruments	0 - 6 months	6 - 12 months	1 - 2 years	2 - 5 years	> 5 years	Total
Financial Assets
Other non-current assets	44	44	12	—	14	5	6	37
Non-current derivative financial assets	76	76	38	10	37	—	1	86

Receive leg			186	35	211	127	8	567
Pay leg			(148)	(25)	(174)	(127)	(7)	(481)

Trade and other receivables	626	626	609	17	—	—	—	626
Current derivative financial assets	4	4	5	—	—	—	—	5

Receive leg			335	—	—	—	—	335
Pay leg			(330)	—	—	—	—	(330)

Cash and cash equivalents	274	274	257	17	—	—	—	274

			921	44	51	5	7	1,028
Financial liabilities
Interest-bearing borrowings	1,832	1,719	57	55	186	1,658	762	2,718
Non-current derivative financial liabilities	1	1	—	—	—	—	1	1

Pay leg			—	—	—	—	1	1
Receive leg			—	—	—	—	—	—

Other non-current liabilities			—	—	—	—	—	—
Interest-bearing borrowings	821	821	709	128	—	—	—	837
Overdraft	26	26	26	—	—	—	—	26
Current derivative financial liabilities	24	24	23	—	—	—	—	23

Pay leg			578	—	—	—	—	578
Receive leg			(555)	—	—	—	—	(555)

Trade and other payables	756	756	695	42	—	—	—	737

			1,510	225	186	1,658	763	4,342

Liquidity gap			(589)	(181)	(135)	(1,653)	(756)	(3,314)

Derivative financial instruments with maturity profile

        The following tables indicate the different types of derivative financial instruments for 2009 and 2008, included within the various categories on the face of the balance sheet.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

30.  FINANCIAL INSTRUMENTS (Continued)

        The reported maturity analysis is calculated on an undiscounted basis.

				Maturity analysis
				Undiscounted cash flows
Classes of financial instruments	Total	Fair Value Hedge	Cash flow Hedge	<6M	>6M <1Y	>1Y <2Y	>2Y <5Y	>5Y
September 2009
Assets
Fair value of derivatives by risk factor
Interest rate risk
Interest rate swaps	10	10	—	10	—	—	—	—
receiving leg	130	130	—	130	—	—	—	—
paying leg	(120)	(120)	—	(120)	—	—	—	—
Foreign exchange risk
FX forward contracts	10	—	—	11	—	—	—	—
receiving leg	260	—	—	262	—	—	—	—
paying leg	(250)	—	—	(251)	—	—	—	—
Liabilities
Fair value of derivatives by risk factor
Interest rate risk
Interest rate swaps	24	—	24	1	1	2	17	1
paying leg	453	—	453	19	19	38	425	1
receiving leg	(429)	—	(429)	(18)	(18)	(36)	(408)	—
Foreign exchange risk
FX forward contracts	14	—	—	14	—	—	—	—
paying leg	619	—	—	620	—	—	—	—
receiving leg	(605)	—	—	(606)	—	—	—	—

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

30.  FINANCIAL INSTRUMENTS (Continued)

				Maturity analysis
				Undiscounted cash flows
Classes of financial instruments	Total	Fair Value Hedge	Cash flow Hedge	<6M	>6M <1Y	>1Y <2Y	>2Y <5Y	>5Y
September 2008
Assets
Fair value of derivatives by risk factor
Interest rate risk
Interest rate swaps	76	76	—	38	10	37	—	1
receiving leg	532	532	—	186	35	211	127	8
paying leg	(456)	(456)	—	(148)	(25)	(174)	(127)	(7)
Foreign exchange risk
FX forward contracts	4	—	—	5	—	—	—	—
receiving leg	334	(11)	—	335	—	—	—	—
paying leg	(330)	11	—	(330)	—	—	—	—
Liabilities
Fair value of derivatives by risk factor
Interest rate risk
Interest rate swaps	(1)	—	—	—	—	—	—	(1)
paying leg	(1)	—	—	—	—	—	—	(1)
receiving leg	—	—	—	—	—	—	—	—
Foreign exchange risk
FX forward contracts	(24)	—	—	(23)	—	—	—	—
paying leg	(576)	—	—	(578)	—	—	—	—
receiving leg	552	—	—	555	—	—	—	—

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

for the year ended September 2009

30.  FINANCIAL INSTRUMENTS (Continued)

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

        The fair value of loan commitments are based on the commitment fees effectively paid.

			Categories according to IAS 39
Classes of financial instruments	Total balance	Out of scope IAS 39	Held for trading	Loans and receivables	Held to maturity	Available for sale	Total in scope	Fair value
September 2009
Non-current assets
Other non-current assets	101	58	—	20	—	23	43	43

Loans to associates (minority interests)		—	—	4	—	—	4	4
AFS—Club debentures		—	—	—	—	2	2	2
AFS—(Investment) funds		—	—	—	—	19	19	19
Other assets		58	—	16	—	2	18	18

Derivative financial instruments	10	—	10	—	—	—	10	10

Current assets
Trade and other receivables	858	124	—	734	—	—	734	734

Trade receivables		—	—	667	—	—	667	667
Other accounts receivable—current		124	—	67	—	—	67	67

Derivative financial instruments	10	—	10	—	—	—	10	10

Cash (and cash equivalents)	770	—	—	770	—	—	770	770

Overnight deposits and current accounts (incl. petty cash)		—	—	99	—	—	99	99
Time deposits (<3 months)		—	—	628	—	—	628	628
Money market funds		—	—	43	—	—	43	43

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

30.  FINANCIAL INSTRUMENTS (Continued)

			Categories according to IAS 39
Classes of financial instruments	Total balance	Out of scope IAS 39	Held for trading	Other financial liabilities	Total in scope	Fair value
September 2009
Non-current liabilities
Interest bearing borrowings	2,726	—	—	2,726	2,726	3,021

Bank loans payable (>1 year)—incl. syndicated loans		—	—	720	720	804
Bonds		—	—	1,952	1,952	2,161
Financial leasing liabilities		—	—	54	54	56

Derivative financial instruments	24	—	24	—	24	24

Current liabilities
Interest bearing borrowings	601	—	—	601	601	602

Bank loans payable (<1 year)—incl. syndicated loans		—	—	149	149	150
Current portion of other non-current loans payable		—	—	32	32	32
Financial leasing liabilities		—	—	19	19	19
Secured loans (<1 year)		—	—	67	67	67
Securitization debt		—	—	333	333	333
Other current loans—external		—	—	1	1	1

Overdraft
Bank overdrafts (<3 months)	19	—	—	19	19	19

Derivative financial instruments	14	—	14	—	14	14

Trade and other payables	1,116	256	—	860	860	860

Accruals		255	—	262	262	262
Accounts payable to associates		—	—	1	1	1
Other accounts payable—current		1	—	597	597	597

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

30.  FINANCIAL INSTRUMENTS (Continued)

			Categories according to IAS 39
Classes of financial instruments	Total balance	Out of scope IAS 39	Held for trading	Loans and receivables	Held to maturity	Available for sale	Total in scope	Fair value
September 2008
Non-current assets
Other non-current assets	168	124	—	30	—	14	44	44

Loans to associates (minority interests)		—	—	3	—	—	3	3
AFS—Club debentures		—	—	—	—	2	2	2
AFS—(Investment) funds		—	—	—	—	12	12	12
Other assets		124	—	27	—	—	27	27

Derivative financial instruments	76	—	76	—	—	—	76	76

Current assets
Trade and other receivables	698	72	—	626	—	—	626	626

Trade receivables		—	—	574	—	—	574	574
Other accounts receivable—current		72	—	52	—	—	52	52

Derivative financial instruments	4	—	4	—	—	—	4	4

Cash (and cash equivalents)	274	—	—	274	—	—	274	274

Overnight deposits and current accounts (incl. petty cash)		—	—	59	—	—	59	59
Time deposits (<3 months)		—	—	162	—	—	162	162
Money market funds		—	—	53	—	—	53	53

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

30.  FINANCIAL INSTRUMENTS (Continued)

			Categories according to IAS 39
Classes of financial instruments	Total balance	Out of scope IAS 39	Held for trading	Other financial liabilities	Total in scope	Fair value
September 2008
Non-current liabilities
Interest bearing borrowings	1,832	—	—	1,832	1,832	1,719

Bank loans payable (>1 year)—incl. syndicated loans		—	—	664	664	642
Bonds		—	—	1,084	1,084	998
Financial leasing liabilities		—	—	21	21	21
Other		—	—	63	63	58

Derivative financial instruments	1	—	1	—	1	1

Current liabilities
Interest bearing borrowings	821	—	—	821	821	821

Bank loans payable (<1 year)—incl. syndicated loans		—	—	446	446	446
Current portion of other non-current loans payable		—	—	6	6	6
Financial leasing liabilities		—	—	2	2	2
Secured loans (<1 year)		—	—	142	142	142
Securitisation debt		—	—	220	220	220
Other current loans—external		—	—	5	5	5

Overdraft
Bank overdrafts (<3 months)	26	—	—	26	26	26

Derivative financial instruments	24	—	24	—	24	24

Trade and other payables	959	203	—	756	756	756

Accruals		202	—	233	233	233
Accounts payable to associates		—	—	1	1	1
Other accounts payable—current		1	—	522	522	522

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

31.  RELATED PARTY TRANSACTIONS

        Transactions between Sappi Limited and its subsidiaries, which are related parties of the group, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and related parties are disclosed below:

	Sale of goods			Purchases of goods			Amounts owed by related parties		Amounts owed to related parties
Joint ventures	2009	2008	2007	2009	2008	2007	2009	2008	2009	2008
	(US$ million)
Jiangxi Chenming	2.0	4.0	3.8	1.5	2.6	2.2	—	—	3.7	7.6
Sapin S.A.	0.4	0.3	—	21.3	30.9	28.2	—	—	0.9	1.1
VOF Warmtekracht	38.1	44.2	41.4	25.0	32.8	30.5	—	—	—	—
Umkomaas Lignin (Pty) Ltd	0.9	1.1	0.9	—	—	—	0.9	0.7	—	—
Papierholz Austria GmbH	—	—	—	68.5	92.7	90.4	—	—	6.1	5.3

	41.4	49.6	46.1	116.3	159.0	151.3	0.9	0.7	10.7	14.0

        Sales of goods and purchases to and from related parties were made on an arm's length basis. The amounts outstanding at balance sheet date are unsecured and will be settled in cash. Guarantees given by the group are disclosed in note 26. No expense has been recognised in the period for bad or doubtful debts in respect of the amounts owed by related parties.

Directors

        Details relating to executive and non-executive directors' emoluments, interests and participation in the Scheme and Plan are disclosed in the compensation report.

Interest of directors in contracts

        None of the directors have a material interest in any transaction with the company or any of its subsidiaries, other than those on a normal employment basis. Professor Meyer Feldberg, a non-exective director of the company, disclosed his role as senior advisor of Morgan Stanley & Co. Limited, a financial advisor to Sappi, and Morgan Stanley South Africa (Proprietary) Limited, a transaction sponsor to Sappi Ltd.

Key management personnel

        Compensation for key management was as follows :

	Total excluding directors			Total including directors
	2009	2008	2007	2009	2008	2007
	(US$ million)
Short term benefits	2.9	2.9	2.5	4.3	4.3	4.1
Post-employment benefits	0.7	0.4	0.3	0.9	0.7	0.8
Share-based payments	—	—	0.2	—	—	0.2

	3.6	3.3	3.0	5.2	5.0	5.1

        The number of key management personnel included above for 2009 was nine (2008: ten).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

32.  EVENTS AFTER BALANCE SHEET DATE

        On 22 October 2009, Sappi announced that it will enter into a consultation process with the employee representatives at its Kangas Mill in Finland. On 10 December 2009, Sappi announced the permanent closure of the mill, by no later than the end of March 2010. Kangas Mill has the capacity to produce 210,000 tonnes of coated magazine paper annually and employs approximately 150 employees. Sappi's products produced at the Kangas Mill will be moved to and supplied from the Lanaken Mill in Belgium and the Kirkniemi Mill in Finland.

        On 30 October 2009, Sappi announced that it will begin the process of consulting with staff and all other relevant stakeholders regarding its intention to close the Usutu Pulp Mill in the Kingdom of Swaziland on 31 January 2010. With the closure of the mill, Sappi would exit the unbleached softwood flash-dried pulp market served by Usutu Pulp Mill. The mill has a capacity of 190,000 tonnes annually. Sappi will continue to seek future beneficiation opportunities for the profitable utilisation of the Usutu forests. This could include the introduction of new investors.

        At the end of September 2009, no provision had been raised in respect of the proposed restructuring above.

33.  ENVIRONMENTAL MATTERS

        We are subject to a wide range of environmental laws and regulations in the various jurisdictions in which we operate, and these laws and regulations have tended to become more stringent over time. Violations of environmental laws could lead to substantial costs and liabilities, including civil and criminal fines and penalties. Environmental compliance is an increasingly important consideration in our businesses, and we expect to continue to incur significant capital expenditures and operational and maintenance costs for environmental compliance, including costs related to reductions in air emissions including carbon dioxide and other greenhouse gases (GHG), wastewater discharges and waste management. We closely monitor the potential for changes in pollution control laws and take actions with respect to our operations accordingly. Sappi spent approximately US$ 5 million in the financial year ended September 2009 (September 2008: US$ 15 million) on capital projects that control air or water emissions or otherwise create an environmental benefit.

        Sappi Fine Paper North America is subject to stringent environmental laws in the United States. These laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and their respective state counterparts and implementing regulations. On June 29, 2009, the State of Maine, Department of Inland Fisheries and Wildlife, issued a decision requiring Sappi Fine Paper North America to install a fish passage at its Cumberland mills dam on the Presumpscot River. A second hearing that began on November 18, 2009 to determine further fishway requirements, including design and operation, has been continued until January, 2010, and a decision is expected during the second quarter of 2010. The installation of a fishway on the Cumberland Mills dam will trigger the obligation to install fishways at Sappi Fine Paper North America's dams upstream of the Cumberland Mills dam as well, to allow natural fish migration and thus promote the restoration of native species to the river. The total cost of all these projects is estimated to be in the range of approximately US$ 18 million to US$ 28 million, part of which is expected to be incurred in the near future and part of which will be incurred over a number of years. Because the proceedings regarding fishway design and operation are still pending, we

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

33.  ENVIRONMENTAL MATTERS (Continued)

do not know when the construction phase at the Cumberland Mills dam will begin, or the precise timing for incurring related costs.

        We closely monitor state, regional and Federal GHG initiatives in anticipation of any potential effects on our operations. Although the United States has not ratified the Kyoto Protocol, and has not yet adopted a Federal program for controlling GHG emissions, Congress is considering comprehensive Federal legislation regarding climate change. In addition, the U.S. Environmental Protection Agency has proposed several rules relating to emissions reporting and reductions, and various regional initiatives regarding climate change are in effect or proposed. The nature, scope and timing of such climate change legislation is highly uncertain and, currently, we do not know what effect, if any, such legislation will have on our financial condition and operations.

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

  •
  The EU Chemicals Regulation REACH (1907/2006/EC) intended to harmonize existing European and national regulations to provide a better protection of human health and our environment is not directly applicable to pulp and paper. It does apply to a number of raw materials that we source. We will also register some intermediate substances in our pulp production processes. Registration requirements for intermediates are rather limited so that the registration costs are not expected to be material.

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

34.  ACQUISITION

        On 31 December 2008, Sappi acquired M-real's coated graphic paper business for an enterprise value of EUR 750 million (approximately US$ 1.1 billion). The final purchase consideration was reduced by assumed debt and other adjustments (including working capital) amounting to EUR 102 million in total. The transaction included M-real's coated graphic paper business, including brands and company knowledge, as well as four coated graphic mills. This transaction has been accounted for by the purchase method of accounting.

        The acquisition was financed through a combination of equity, assumed debt, the cash proceeds from a rights offering and a vendor loan note.

        The acquired business contributed sales of US$ 890 million, net operating profit of US$ 33 million and net profit of US$ 38 million to the group results for the period from acquisition to 27 September 2009. Included in the net profit of the acquired business for the year is the US$ 41 million discount received on the settlement of the vendor loan notes.

        Details of net assets acquired and goodwill are as follows:

	EURO	US$
	millions
Purchase consideration:
Cash consideration	401	565
Shares issued*	32	45
Vendor loan note	220	307
Adjustments to working capital	(4)	(6)
Gain on forward exchange contract covering purchase consideration	(24)	(32)
Direct costs relating to the acquisition	23	32

Total purchase consideration	648	911
Provisional fair value of net identifiable assets acquired (see below)	648	911

Provisional goodwill**	—	—

*
11 159 702 Sappi shares were issued to M-real as partial payment of the acquisition price. The fair value of US$ 45 million (EUR 32 million) was determined using Sappi's published market price at the date of exchange.

**
The initial accounting for the business combination has been determined provisionally as at the year ended September 2009 because the group is still in the process of finalising the fair values of the identifiable assets and liabilites of the acquired business of M-real.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

34.  ACQUISITION (Continued)

        The assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount	Provisional fair value	Acquiree's carrying amount	Provisional fair value
	(EURO)	(EURO)	(US$)	(US$)
	millions
Property, plant and equipment	634	531	892	747
Information technology related intangibles	2	2	3	3
Brand names	—	18	—	25
Inventories	118	115	166	162
Trade receivables	200	192	281	270
Prepayments and other debit balances	15	18	21	25
Cash and cash equivalents	5	5	7	7
Trade payables	(85)	(85)	(120)	(120)
Pension liabilities	(37)	(37)	(52)	(52)
Borrowings	(46)	(42)	(65)	(59)
Provisions	(4)	(4)	(6)	(6)
Other payables and accruals	(60)	(65)	(84)	(91)
Net deferred tax (liabilities) assets	(11)	—	(15)	—

Net identifiable assets acquired	731	648	1,028	911

        Outflow of cash to acquire business, net of cash acquired:

	EURO	US$
	millions
Cash consideration	401	565
Direct costs relating to acquisition	23	32
Cash and cash equivalents in subsidiary acquired	(5)	(7)

Net cash outflow on acquisition	419	590

35.  DIRECTORS' REMUNERATION

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

        The extreme volatility of currencies, in particular the Rand / US Dollar exchange rate in the past few years, caused distortion of the relative fees paid to individual directors.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

35.  DIRECTORS' REMUNERATION (Continued)

        Non-executive directors' fees are proposed by the Executive Committee, agreed by the Compensation Committee, recommended by the Board and approved at the annual general meeting by the shareholders.

	2009
Director	Board Fees	Committee Fees	Travel allowance	Total
	(US$)
DC Brink	39,496	38,054	5,400	82,950
M Feldberg	54,000	51,700	13,500	119,200
JE Healey	54,000	73,500	13,500	141,000
D Konar	26,350	51,811	5,400	83,561
HC Mamsch	55,615	80,072	8,100	143,787
B Radebe	26,349	8,543	5,400	40,292
ANR Rudd	55,615	47,046	8,100	110,761
FA Sonn	26,350	8,543	5,400	40,293
K Osar	54,000	27,000	13,500	94,500
J McKenzie	26,350	23,215	5,400	54,965
DC Cronje	183,059	—	5,400	188,459

	601,185	409,484	89,100	1,099,769

	2008
Director	Board Fees	Committee Fees	Travel allowance	Total
	(US$)
DC Brink	52,332	42,130	5,200	99,662
M Feldberg	57,200	49,700	10,400	117,300
JE Healey	67,600	70,700	15,600	153,900
D Konar	34,889	57,340	5,200	97,429
HC Mamsch	87,535	97,041	10,400	194,976
B Radebe	37,796	9,422	5,200	52,418
ANR Rudd	74,068	47,530	7,800	129,398
FA Sonn	34,889	9,422	5,200	49,511
E van As(1)	84,126	—	5,000	89,126
K Osar	67,600	23,835	13,000	104,435
J McKenzie	37,796	8,637	5,200	51,633
DC Cronje(2)	131,344	—	2,600	133,944

	767,175	415,758	90,800	1,273,733

(1)
Includes board fees received by Mr van As for the period September 2007 to March 2008. Mr van As also received consulting fees of US$ 16,825 for the same period not included in the above.

(2)
Appointed in January 2008.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

35.  DIRECTORS' REMUNERATION (Continued)

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

        Average exchange rates for the year concerned are again applied in the tables in converting the currency of payment into US Dollars.

Executive Directors(1)

	2009
Director	Salary	Prior Year bonuses and performance related payments(2)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Total
	(US$)
R J Boëttger	551,185	347,548	—	171,550	1,070,283
M R Thompson	261,921	102,582	357	152,230	517,090

	813,106	450,130	357	323,780	1,587,373

	2008
Director	Salary	Prior Year bonuses and performance related payments(2)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Total
	(US$)
R J Boëttger	669,955	204,705	—	191,327	1,065,987
M R Thompson	299,113	180,552	433	99,688	579,786

	969,068	385,257	433	291,015	1,645,773

(1)
Executive directors are paid remuneration packages which aim to be competitive in the countries in which they live and work, and they are generally paid in the currency of those countries.

(2)
Bonuses and performance related payments are in respect of the previous year's performance paid in the current year.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

35.  DIRECTORS' REMUNERATION (Continued)

Details of directors' service contracts

        The executive directors have service contracts with notice periods of 2 years or less. These notice periods are in line with international norms for executive directors.

        Other than the non-executive chairman, Dr Cronje, none of the other non-executive directors have service contracts with the company.

        None of the directors have provisions for pre-determined compensation on termination of their contracts exceeding 2 years' gross remuneration and benefits in kind.

36.  DIRECTORS' INTERESTS

        The following table sets out the directors' interests in the shares in Sappi Limited. For the purpose of this table, directors' interests are those in shares owned either directly or indirectly as well as those shares in respect of which directors have vested obligations to purchase shares or repay loans in terms of the Sappi Limited Share Incentive Trust.

	2009			2008
	Direct Interests		Indirect Interests	Direct Interests		Indirect Interests
Director	Beneficial	Vested Obligations to Purchase or Repay Loans	Beneficial	Beneficial	Vested Obligations to Purchase or Repay Loans	Beneficial
Non-Executive Directors
D C Brink	—	—	22,000	—	—	10,000
M Feldberg	—	—	—	—	—	—
J E Healey	—	—	—	—	—	—
D Konar	—	—	—	—	—	—
H C Mamsch	—	—	—	—	—	—
B Radebe	—	—	—	—	—	—
A N R Rudd	—	—	—	—	—	—
F A Sonn	—	—	—	—	—	—
K Osar	—	—	—	—	—	—
J McKenzie	—	—	—	—	—	—
D C Cronje(1)	—	—	—	—	—	—
Executive Directors
M R Thompson	20,517	89,100	—	—	39,900	—
R J Boëttger	85,000	—	—	35,000	—	—

TOTAL	105,517	89,100	22,000	35,000	39,900	10,000

(1)
Appointed in January 2008.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

36.  DIRECTORS' INTERESTS (Continued)

Directors' interests in contracts

        The directors have certified that they had no material interest in any significant transaction with either the company or any of its subsidiaries. Therefore there is no conflict of interest with regard to directors' interests in contracts.

37.  DIRECTORS' PARTICIPATION IN THE SAPPI LIMITED SHARE INCENTIVE TRUST (SCHEME) AND THE SAPPI LIMITED PERFORMANCE SHARE INCENTIVE TRUST (PLAN)

Share options, allocation shares and performance shares

        The following table sets out all share options (whether vested or unvested), all other unvested allocation shares and performance shares granted to, and exercised by, each executive director in terms of the Scheme and the Plan during the year ended September 2009. These interests are also included in 'Directors' interests' in note 35. Details of share dealings are included in the second table. Non-executive directors do not have any allocation shares, share options or performance shares. Executive directors who retire have 12 months in which to settle their share options and allocation shares, unless extension is granted by the remuneration committee of the board of directors. For performance shares there is a formula by which retired executive directors will receive a proportion of any shares which may have vested at the end of the four year period.

Executive Directors	R J Boëttger		M R Thompson		Total 2009	Total 2008
	Allocated price	No of shares	Allocated price	No of shares	No of shares	No of shares
Outstanding at beginning of year
Number of shares held		150,000		189,000	339,000	249,000
Issue 25			R 49.00	3,000
Issue 26			R 147.20	15,000
Issue 27			R 112.83	15,000
Issue 28a			R 79.25	18,000
Issue 29			R 78.00	18,000
Performance shares 29(1)				6,000
Performance shares 30(1)				24,000
Performance shares 30a(1)				50,000
Performance shares 31a(1)		100,000
Performance shares 32		50,000		40,000

Offered and accepted during the year
		334,000		314,800	648,800	90,000
Issue 25—rights offer			R 20.27	3,600
Issue 26—rights offer			R 20.27	18,000
Issue 27—rights offer			R 20.27	18,000
Issue 28a—rights offer			R 20.27	21,600
Issue 29—rights offer			R 20.27	21,600
Performance shares 29—rights offer(1)			R 20.27	7,200
Performance shares 30—rights offer(1)			R 20.27	28,800
Performance shares 30a—rights offer(1)			R 20.27	60,000
Performance shares 31—rights offer(1)
Performance shares 31a—rights offer(1)	R 20.27	120,000
Performance shares 32—rights offer	R 20.27	60,000	R 20.27	48,000
Performance shares 34		154,000		88,000

Paid for during the year
Number of shares		—		(16,500)	(16,500)	—

Returned, lapsed and forfeited during the year
Number of shares		—		(3,300)	(3,300)	—

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2009

37.  DIRECTORS' PARTICIPATION IN THE SAPPI LIMITED SHARE INCENTIVE TRUST (SCHEME) AND THE SAPPI LIMITED PERFORMANCE SHARE INCENTIVE TRUST (PLAN) (Continued)

Executive Directors	R J Boëttger		M R Thompson		Total 2009	Total 2008
	Allocated price	No of shares	Allocated price	No of shares	No of shares	No of shares
Outstanding at end of year
Number of shares held		484,000		484,000	968,000	339,000
Issue 26			R 77.97	33,000
Issue 27			R 62.34	33,000
Issue 28a			R 47.08	39,600
Issue 29			R 46.51	39,600
Performance shares 30(1)			R 11.06	52,800
Performance shares 30a(1)			R 11.06	110,000
Performance shares 31a(1)	R 11.06	220,000
Performance shares 32(1)	R 11.06	110,000	R 11.06	88,000
Performance shares 34		154,000		88,000

Expiry dates
Issue 26			28-Mar-10
Issue 27			13-Feb-11
Issue 28a			30-Dec-11
Issue 29			13-Dec-12
Performance shares 29(1)			13-Dec-08
Performance shares 30(1)			13-Dec-09
Performance shares 30a(1)			8-Aug-10
Performance shares 31a(1)	2-Jul-11
Performance shares 32(1)	12-Dec-11		12-Dec-11
Performance shares 34	22-Dec-12		22-Dec-12

Changes in executive directors' share options, allocation shares and performance shares after year-end.

(1)
Performance shares are issued when all conditions per note 29 are met. The position of participants in regard to the rights offer is also explained in note 29.

		Dealings in the Scheme and the Plan for the year ended September 2009
Director		Date paid for	Number of shares paid for	Allocation price	Market value at date of payment
Executive directors
M R Thompson	Deferred Sale	17-Dec-08	3,000	R 49.00	R 33.00
	Deferred Rights Sale	17-Dec-08	3,600	R 20.27	R 33.00
	Performance Plan	22-Dec-08	4,500	R 0.00	R 36.70
	Performance Plan Rights	22-Dec-08	5,400	R 20.27	R 36.70

TOTAL			16,500

Dealings in the Scheme and the Plan
for the year ended September 2008
None for the 2008 year

 SAPPI

CONDENSED SAPPI LIMITED COMPANY INCOME STATEMENT

for the year ended September 2009

	note	2009	2008
		(ZAR million)
Operating loss	1	(38)	(154)
Income from subsidiaries	2	—	611
Net finance income	3	21	5

(Loss) profit before taxation		(17)	462
Taxation—Current		25	(44)
—Deferred		19	61

(Loss) profit for the year		(61)	445

 SAPPI

CONDENSED SAPPI LIMITED COMPANY COMPREHENSIVE INCOME

for the year ended September 2009

	2009	2008
	(ZAR million)
(Loss) profit for the year	(61)	445
Other comprehensive income, net of tax	—	—

Total comprehensive income for the year	(61)	445

 SAPPI

CONDENSED SAPPI LIMITED COMPANY BALANCE SHEET

at September 2009

	2009	2008
	(ZAR million)
Assets
Non-current assets	20,424	14,950

Property, plant and equipment	2	3
Investments in subsidiaries	18,142	12,319
Intercompany receivables	2,199	2,420
Loan to Executive Share Purchase Trust	81	104
Project cost capitalised	—	85
Deferred tax asset	—	19

Current assets	42	41

Receivables	8	5
Intercompany receivables	34	36

Total assets	20,466	14,991

Equity and liabilities
Shareholders' equity	20,334	14,750

Ordinary share capital	537	239
Share premium	12,062	6,427
Non-distributable reserves	333	247
Retained Earnings	7,402	7,837

Non-current liabilities
Intercompany payables	31	30
Current liabilities	101	211

Trade and other payables	44	123
Intercompany payables	42	75
Taxation payable	15	13

Total equity and liabilities	20,466	14,991

 SAPPI

CONDENSED SAPPI LIMITED COMPANY STATEMENT OF CHANGES IN EQUITY

for the year ended September 2009

	Number of ordinary shares	Ordinary share capital	Share premium	Ordinary share capital and share premium	Non-distributable reserves	Distributable reserves	Total equity
		(ZAR million)		(ZAR million)
Balance—September 2007	239.1	239	6,427	6,666	18	7,891	14,575
Share based payment	—	—	—	—	229	—	229
Profit for the year	—	—	—	—	—	445	445
Dividends *	—	—	—	—	—	(499)	(499)

Balance—September 2008	239.1	239	6,427	6,666	247	7,837	14,750
Share based payment	—	—	—	—	86	—	86
Profit for the year	—	—	—	—	—	(61)	(61)
Dividends *	—	—	—	—	—	(374)	(374)
Rights issue proceeds	286.8	287	5,528	5,815	—	—	5,815
Costs directly attributable to the rights issue	—	—	(302)	(302)	—	—	(302)
Issue to M-real	11.2	11	409	420	—	—	420

Balance—September 2009	537.1	537	12,062	12,599	333	7,402	20,334

*
Dividends relate to the previous financial year's earnings but were declared subsequent to year-end.

 SAPPI

CONDENSED SAPPI LIMITED COMPANY CASH FLOW STATEMENT

for the year ended September 2009

	2009	2008
	(ZAR million)
(Loss) profit before interest and taxation	(38)	457
Adjustments:
Dividends received pre-acquisition	82	136
Impairment of investment	—	113
Subsidiary transactions	306	(123)
Other	13	13

Cash generated from operations	363	596
Movement in working capital	(82)	57
Net finance income	21	5
Taxation paid	(23)	18
Dividends paid	(374)	(499)

Cash (utilised in) retained from operating activities	(95)	177
Fixed asset purchases	—	(1)
Increase in non-current assets	—	(80)
Increase in investments	(5,493)	(315)
Increase in equity and reserves	5,513	—
Proceeds from share option deliveries	75	218

Net movement in cash and cash equivalents	—	(1)
Cash and cash equivalents at beginning of year	—	1

Cash and cash equivalents at end of year	—	—

SAPPI

NOTES TO THE CONDENSED SAPPI LIMITED COMPANY FINANCIAL STATEMENTS

for the year ended September 2009

1.     OPERATING LOSS

        The operating loss is arrived at after taking into account the items detailed below:

	2009	2008
	(ZAR million)
Depreciation	2	2
Technical and administrative services paid other than to bona fide employees of the company	10	10
Auditors' remuneration	12	35

—fees for audit and related services	8	8
—fees for other services	4	5
—fees for acquisition and related services	—	22

Directors remuneration	19	18
Staff costs	96	89
Management fees received from subsidiaries	211	224
Impairment of investment	—	113

2.     INCOME FROM SUBSIDIARIES

	2009	2008
	(ZAR million)
Dividends received from subsidaries	82	747
Less: Pre-Acquisition portion	(82)	(136)

	—	611

3.     NET FINANCE INCOME

	2009	2008
	(ZAR million)
Interest paid	—	(1)
Interest received	35	15
Net foreign exchange (losses) gains	(14)	(9)

	21	5

4.     COMMITMENTS

	2009	2008
	(ZAR million)
Revenue commitments
Operating leases and rentals
Payable within one year	1	1
Payable in two to five years	1	1

	2	2

SAPPI
NOTES TO THE CONDENSED SAPPI LIMITED COMPANY FINANCIAL STATEMENTS
for the year ended September 2009 (Continued)

5.     CONTINGENT LIABILITIES

	2009	2008
	(ZAR million)
Guarantees and suretyships	20,581	13,099

6.     BASIS OF PREPARATION

        The annual financial statements from which these condensed financial statements have been derived have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.