Form 20-F
period 2010-09-26
SAPPI LTD
filed 2010-12-13
CIK 1072483

Use these links to rapidly review the document
SAPPI FINANCIAL INDEX
TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on December 13, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 26, 2010 OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

48 Ameshoff Street
Braamfontein
Johannesburg 2001
Republic of South Africa
(Address of principal executive offices)

Mr L. Newman
Tel +27 11 407 8079
Fax +27 11 403 8854
Sappi Limited
P.O Box 31560,
Braamfontein, 2017, South Africa

(Name, Telephone, E-mail and / or Facsimile number and Address of Company Contact Person)

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

541,446,223 Ordinary Shares

19,961,476 "A" Ordinary Shares

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

ITEM 17 ☐            ITEM 18☐

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

  •
  References to the "Acquired Business" and the "Acquisition" are to the coated graphic paper business and certain related uncoated graphic paper business activities of M-real Corporation and their acquisition by us on December 31, 2008;

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

  •
  References to "BEE" are to Broad-Based Black Economic Empowerment, or Black Economic Empowerment, which arises as a result of following South African legislation: the Employment Equity Act (No. 55 of 1998); the Skills Development Act (No. 97 of 1998); the Preferential Procurement Policy Framework Act (No. 5 of 2000); and the Broad Based Black Economic Empowerment Act (No. 53 of 2003);

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

  •
  References to "Rand", "ZAR" and "R" are to South African Rand, the currency of South Africa, and references to "SA cents" are to South African cents;

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

  •
  References to "market share" are based upon sales volumes in a specified geographic region during the fiscal year ended September 26, 2010;

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

ACCOUNTING PERIODS AND PRINCIPLES

        Unless otherwise specified, all references in this Annual Report to a "fiscal year" and "year ended" of Sappi Limited refer to a twelve-month fiscal period. All references in this Annual Report to fiscal 2010, 2009, and 2008, or the years ended September 2010, 2009 or 2008 refer to Sappi Limited's twelve-month fiscal periods ended on September 26, 2010, September 27, 2009 and September 28, 2008, respectively; references in this Annual Report to fiscal 2010 refer to the period beginning September 28, 2009 and ending September 26, 2010.

        Our annual financial statements as of September 2010 and 2009 and for each of the three years in the period ended September 2010 are hereinafter referred to as the Group Annual Financial Statements and have been included elsewhere in this Annual Report. Our Group Annual Financial Statements have been prepared in conformity with IFRS as issued by the IASB.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

        We publish our Group Annual Financial Statements and all financial data presented in this Annual Report in US dollars on a nominal (non-inflation adjusted) basis. For information regarding the conversion of certain financial information to US dollars in fiscals 2010, 2009 and 2008, see note 2 to our Group Annual Financial Statements included elsewhere in this Annual Report.

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

v

        The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

  •
  the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);

  •
  the impact on our business of the global economic downturn;

  •
  unanticipated production disruptions (including as a result of planned or unexpected power outages);

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

  •
  the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions and achieving expected savings and synergies; and

  •
  currency fluctuations.

        These factors are fully discussed in this Annual Report. For further discussion on these factors, see "Item 3—Key Information—Selected Financial Data", "Item 3—Key Information—Risk Factors", "Item 4—Information on the Company", "Item 5—Operating and Financial Review and Prospects", "Item 10—Additional Information—Exchange Controls" and note 29 to our Group Annual Financial Statements included elsewhere in this Annual Report. You are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Annual Report and are not intended to give any assurance as to future results. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

 PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

Selected Financial Data

        The selected financial data set forth below as of September 2010, 2009 and 2008 has been derived from our Group Annual Financial Statements and the notes thereto, which are included elsewhere in this Annual Report. The selected financial data set forth below as of September 2007 and 2006, has been derived from our Group Annual Financial Statements for such periods which are not presented herein.

	Year Ended September
	2010	2009	2008	2007	2006
	(US$ million, except per share data)
Group Income Statement Data:
Sales(1)	6,572	5,369	5,863	5,304	4,941
Operating profit (loss)	341	(73)	314	383	125
Net profit (loss)(3)(4)	66	(177)	102	202	(4)
Basic earnings (loss) per share (US cents)	13	(37)	28	56	(1)
Diluted earnings (loss) per share (US cents)	13	(37)	28	55	(1)
Dividends per share (US cents)	—	—	16	32	30

	Year Ended September
	2010	2009	2008	2007	2006
	(US$ million)
Group Balance Sheet Data:
Total assets	7,184	7,297	6,109	6,344	5,517
Net assets	1,896	1,794	1,605	1,816	1,386
Total long-term borrowings	2,317	2,726	1,832	1,828	1,634
Shareholders' equity	1,896	1,794	1,605	1,816	1,386

	Year Ended September
	2010	2009	2008	2007	2006
	(US$ million, except number of shares data)
Other Information:
Operating profit excluding special items(5)	339	33	366	313	91
Weighted average number of ordinary shares in issue (in million)(6)	516.7	482.6	362.2	360.6	358.0
Number of ordinary shares in issue at fiscal year end (in million)(6)	519.5	515.7	229.2	228.5	227.0

(1)
Sales are defined in note 2.2.12 to our Group Annual Financial Statements included elsewhere in this Annual Report.

(2)
See note 33 of the Group Annual Financial Statements included elsewhere in this Annual Report for further discussion of the M-real Corporation Acquisition which closed on December 31, 2008.

(3)
In the third quarter of fiscal 2010 the Group revised its methodology for all immature timber and mature timber resulting in US$ 28 million positive increase in profit. See note 2 of the Group Annual Financial Statements included elsewhere in this Annual Report. In fiscal 2010 the Group entered into a BEE transaction resulting in a US$ 23 million charge to profit. See note 28 of the Group Annual Financial Statements included elsewhere in this Annual Report for further details.

(4)
During the fiscal years 2010 to 2008, the Group recorded a (US$ 10 million), US$ 79 million, US$ 119 million asset (impairment reversals) impairments. See note 4 and note 9 of the Group Annual Financial Statements included elsewhere in this Annual Report for further details.

(5)
In compliance with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled operating profit (loss) excluding special items to net profit (loss) rather than operating profit. Operating profit (loss) excluding special items represents earnings before taxation, interest (net finance costs), and special items. Net finance costs include: gross interest paid; interest received (including discounts on early redemption of loans); interest capitalized; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the Group Income Statement, included elsewhere in this Annual Report, for an explanation of the computation of net finance costs. Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel mixture tax credits receivable in cash. We use operating profit (loss) excluding special items as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies. Operating profit (loss) excluding special items is a measure used by the Group, together with measures of performance under IFRS, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe operating profit (loss) excluding special items is a useful measure of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because it facilitates operating performance comparisons from period to period and company to company. For these reasons, we believe operating profit (loss) excluding special items and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate operating profit (loss) excluding special items differently, so making comparisons among companies on this basis should be done very carefully. Operating profit (loss) excluding special items is not a measure of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company's operations in accordance with IFRS.

The following table reconciles operating profit (loss) excluding special items to net profit (loss).

	Year Ended September
	2010	2009	2008	2007	2006
	(US$ million)
Net profit (loss)	66	(177)	102	202	(4)
Taxation charge (benefit)	20	(41)	86	47	(1)
Net finance costs	255	145	126	134	130

Operating profit (loss)	341	(73)	314	383	125
Special items—(gains) losses	(2)	106	52	(70)	(34)

Operating profit (loss) excluding special items	339	33	366	313	91

Plantation price fair value adjustment	(31)	67	(120)	54	34
Restructuring provisions raised (released)	46	34	41	7	(50)
(Profit) loss on disposal of property, plant & equipment	(5)	(1)	(5)	26	—
Pension restructuring gain	—	—	—	—	28
Asset (impairment reversals) impairments	(10)	79	119	—	31
Alternative fuel mixture tax credits	(51)	(87)	—	—	—
Integration costs(2)	—	3	—	—	—
BEE transaction charge	23	—	—	—	—
Fire, flood, storm and related events	26	11	17	(17)	(9)

Total Special items	(2)	106	52	(70)	(34)

(6)
Net of Treasury shares, which include "A" ordinary shares, as described in note 17 to our Group Annual Financial Statements included elsewhere in this Annual Report.

 Risk Factors

        In addition to other information contained in this Annual Report, you should carefully consider the following factors before deciding to invest in our ordinary shares and American Depository Shares ("ADSs"). However, the risks and uncertainties our Company faces are not limited to those described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. Our business, financial condition and results of operations could be materially adversely affected by any of these risks, resulting in a decline in the trading price of our ordinary shares and ADSs.

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

        Despite a relatively high level of pulp integration on a Group-wide basis, a significant increase in the prices for pulp or pulpwood could adversely affect our non-integrated and partially integrated operations if they are unable to raise paper prices sufficiently to offset the effects of increased costs. Other input cost increases including (but not limited to) energy and chemicals may affect our operations if we are unable to raise paper prices sufficiently.

        The majority of our woodfree paper sales consist of sales to merchants. However, the pricing of products for merchant sales can generally be changed with between 30 to 90 days' advance notice to the merchant. Sales to converters may be subject to longer notice periods for price changes. Such notice periods generally would not exceed 6 to 12 months. In southern Africa, we have entered into longer-term fixed-price agreements of between 6 to 12 months duration for primarily packaging paper and newsprint sales with domestic customers. Such agreements accounted for approximately 5% of consolidated sales during fiscal 2010.

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

        During the latter half of fiscal 2008 and fiscal 2009, demand for coated Woodfree paper declined and pulp prices and demand decreased due to the effects of a global economic recession. These trends have negatively impacted our results of operations during fiscal 2009. Despite the aggressive measures taken by governments and central banks thus far, the economic recovery has been extremely slow. Also, a significant risk remains that these measures may not prevent the global economy from falling back into an even deeper and longer lasting recession or even a depression, including as a result of turmoil in the sovereign debt markets. This recession is due to credit conditions impacted by the subprime mortgage crisis and other factors, including slower economic activity, inflation and deflation concerns, reduced corporate profits, reduced or canceled capital spending, adverse business conditions and liquidity concerns resulting in significant recessionary pressures, increased unemployment and lower business and consumer confidence. Even though our operational results improved during fiscal 2010, we are still impacted by the slow recovery of the world economies. Furthermore, we are unable to predict the timing and/or rate of such a recovery. Finally, we cannot predict the timing or duration of any other downturn in the economy that may occur in the future.

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

        Our operations are subject to a wide range of environmental, health and safety laws in the various jurisdictions in which we operate. Such laws govern, among other things, the control of emissions and discharges, the management and disposal of hazardous substances and wastes, the cleanup of contamination, the purchase and use of safety equipment, workplace safety training and the monitoring of workplace hazards.

        Although we strive to ensure that our facilities comply with all applicable environmental laws and permits required for our operations, we have in the past been and may in the future be subject to governmental enforcement actions for failure to comply with environmental requirements. Impacts from historical operations, including the land disposal of waste materials, or our own activities may require costly investigation and cleanup. In addition, we could become subject to environmental liabilities resulting from personal injury, property damage or natural resources damage. Expenditures to comply with future environmental requirements and the costs related to any potential environmental liabilities and claims could have a material adverse effect on our business and financial condition.

        We expect to continue to incur significant expenditures and may face operational constraints to maintain compliance with applicable environmental laws, to upgrade equipment at our mills and to meet new regulatory requirements, including those in the United States, southern Africa and Europe.

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

        Although we have successfully negotiated the renewal of our 2010 insurance cover at rates similar to those of 2009 and self-insured deductibles for any one property damage occurrence have remained at US$ 25 million, with an unchanged aggregate limit of US$ 40 million, we are unable to predict whether past or future events will result in less favorable terms. For property damage and business interruption, there generally does not seem to be cost effective cover available to full value; however, we believe that the loss limit cover of US$ 1 billion should be adequate for what we have determined as the reasonably foreseeable loss for any single claim. From fiscal 2011 our property damage insurance policy will be euro denominated as most of our assets are based in euro denominated jurisdictions.

        Sappi places the insurance for its plantations on a stand-alone basis into international insurance markets. While the impact of widespread fires on our plantations in fiscal 2010 was substantially less than fiscal years 2007 through 2009, we are unable to assure you that this will remain so for the foreseeable future.

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

        Consumer preferences may change as a result of the availability of alternative products or of services including less expensive product grades, electronic media or the internet, or as a result of environmental activist pressure from consumers, all of which could negatively impact consumption of our products.

Risks Related to Our Business

Our significant indebtedness may impair our financial and operating flexibility.

        Our significant level of indebtedness and the terms of our indebtedness could negatively impact our business and liquidity. As of September 2010, our interest bearing debt (long-term and short-term interest bearing debt plus overdraft, less cash on hand) was US$ 2,221 million. While reduction of our indebtedness is one of our priorities, opportunities to grow within our businesses will continue to be evaluated, and the financing of any future acquisition or capital investment may include the incurrence of additional indebtedness.

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

        As a result of the Refinancing, which was implemented during fiscal 2009, the average time to maturity of our debt was extended. We also expect to continue refinancing other renewable facilities that mature under our funding arrangements and bilateral banking facilities.

        Our ability to refinance our debt, incur additional debt, the terms of our existing and additional debt and our liquidity could be affected by a number of adverse developments. In the third quarter of fiscal 2008, the global debt markets were subject to significant pressure triggered by the collapse of the sub-prime mortgage market in the U.S. This liquidity crunch continued through calendar 2009, leading to unprecedented volatility in the financial markets, an acute contraction in the availability of credit, including in interbank lending, and the failure of a number of leading financial institutions. Although this situation has improved somewhat during the 2010 fiscal year, credit restrictions are still in place and available credit continues to be issued at a premium.

        Changes in investment markets, including changes in interest rates, exchange rates and returns from equity, property and other investments, have resulted in general economic conditions slightly improving in the current year. However in light of previously worsening economic conditions, certain government bodies and central banks worldwide have undertaken unprecedented intervention programs, the effects of which remain uncertain. In addition, since 2006 the Group's credit ratings have been downgraded to sub-investment grade by Standard & Poor's (S&P) and Moody's. Adverse developments in the credit markets and in our credit rating, as well as other future adverse developments such as renewed deterioration in the financial markets, including as a result of turmoil in the sovereign debt markets and a renewed worsening of general economic conditions, may negatively impact our ability to issue additional debt as well as the amount and terms of the debt we are able to issue. Our liquidity will be adversely affected if we must repay all or a portion of our maturing debt from available cash or through use of our existing liquidity facilities. In addition, our results of operations will be adversely impacted to the extent the terms of the debt we are able to issue are less favorable than the terms of the debt being refinanced. It is also possible that we will need to agree to covenants that place additional restrictions on our business.

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

        Despite a recent improvement in general economic conditions the global liquidity and credit crises continue to have a negative impact on businesses around the world. The impact of these crises on our major customers cannot be predicted and may be quite severe. A disruption in the ability of our significant customers to access sources of liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their future orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and financial position.

We require a significant amount of financing to fund our business and our ability to generate sufficient cash depends on many factors, some of which are beyond our control.

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

        Our business may not generate sufficient cash flow from operations and additional debt and equity financing may not be available to us in a sufficient amount to enable us to meet our liquidity needs. If our future cash flows from operations and other capital resources are insufficient to fund our liquidity needs, we may be required to obtain additional debt or equity financing, refinance our indebtedness, reduce or delay our capital expenditures and research and development or to decrease the amount of the annual dividend. We may not be able to accomplish these alternatives on a timely basis or on satisfactory terms. The failure to do so could have an adverse effect on our business, results of operations and financial condition.

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

        Fluctuations in the exchange rate between currencies, particularly the Rand and euro, in relation to the US dollar have in the past significantly affected and could in the future significantly affect our earnings, inter alia, the competitiveness of our exports, depressing landed prices of imported competitors products, and increasing the costs of our raw materials.

        Since the adoption of the euro by the European Union on January 1, 1999 (when the euro was trading at approximately US$ 1.18 per euro), it has fluctuated against the US dollar, reaching a low of approximately US$ 0.83 per euro in October 2000 before trading at approximately US$ 1.35, US$ 1.47 and US$ 1.46 per euro at the end of fiscal 2010, 2009 and 2008, respectively.

        In recent years, the value of the Rand against the US dollar has fluctuated considerably, moving against the US dollar from a low of approximately R13.90 per US dollar in December 2001 to approximately R7.02, R7.41 and R8.08 per US dollar at the end of fiscal 2010, 2009 and 2008, respectively.

        For further information, see notes 2 and 29 to our Group Annual Financial Statements included elsewhere in this Annual Report and "Item 5—Operating and Financial Review and Prospects—Currency Fluctuations".

There are risks relating to the countries in which we operate that could impact our earnings or affect your investment in our Company.

        We own manufacturing operations in six countries in Europe, two states in the United States and in South Africa, have an investment in a joint venture in China and own plantations in South Africa and Swaziland. As a result, our operations are subject to various economic, fiscal, monetary, regulatory, operational and political conditions. Our presence in there countries exposes us to risks such as material changes in laws and regulations, political, financial and social changes and instabilities, exchange controls, risks related to relationships with local partners and potential inconsistencies between commercial practices, regulations and business models in different countries. The occurrence of such events could have an adverse effect on our business, results of operations and financial condition.

        For further information see "Item 5—Operating and Financial Review and Prospects—South African Economic and Political Environment" and "Item 10—Additional Information—Exchange Controls".

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

        As occurred in previous years, a major potential consequence of the increase in the price of input commodities is our inability to counter this effect through increased selling prices. This results in reduced operating profit, and has a negative impact on business planning.

        While we continue to implement procedures to reduce our cost of commodity inputs, other than maintaining a high level of pulp integration, the hedging techniques we apply on our raw materials and products are on a small scale and short-term in nature. Moreover, in the event of significant increases in the prices of pulp, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins.

If we are unable to obtain energy or raw materials at reasonable prices, or at all, it could adversely affect our operations.

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

        Environmental litigation aimed at protecting forests and species habitats as well as regulatory restrictions may in the future cause significant reductions in the amount of timber available for commercial harvest. In addition, future claims and regulations concerning the promotion of forest health and the response to and prevention of wildfires could affect timber supplies in the jurisdictions in which we operate. The availability of harvested timber may further be limited by factors such as fire, insect infestation, disease, ice and wind storms, droughts, floods and other nature and man-made causes, thereby reducing supply and increasing prices.

        The prices of various sources of energy supplies and raw materials may increase significantly from current levels. An increase in energy and raw material prices could materially adversely affect our results of operations, plantation valuation and financial condition.

A limited number of customers account for a significant amount of our revenues.

        We sell a significant portion of our products to several major customers, including PaperlinX, Igepa, xpedx and Antalis. During fiscal 2009 and fiscal 2010, no single customer individually represented more than 10% of our total sales. Any adverse development affecting our principal customers or our relationships with our principal customers could have an adverse effect on our business and results of operations.

        For further information see "Item 4—Sappi Fine Paper—Marketing and Distribution—Customers" and "Item 4—Sappi Southern Africa—Marketing and Distribution—Customers".

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

        The general outlook for the forthcoming fiscal years is that bond and equity markets, including the sovereign debt markets, will continue to move in very uncertain and unusual ways, which in turn could result in significant swings in yields on corporate bonds and government bonds and continued volatility within the equity markets. Whilst equity and bond markets recently recovered, we expect depressed bond yields will remain and therefore maintain upward pressure on our employment benefit fund liabilities. The unusual government interventions in economies are likely to provide continued uncertainty in markets making it very difficult for us to predict which key factors, and how the interaction of these key factors, will change the post employment benefit funds' balance sheet funding status. As a result of movements in the global equity and bond markets, the funded status of our post employment benefit arrangements did not recover during fiscal 2010.

        The reduction in certain statutory minimum funding requirements provided relief in the amount and timing of contributions to our employment benefit funds. Most funding requirements consider yields on assets such as government bonds or interbank interest rate swap curves, depending on the basis. If these yields remain at the low levels experienced in fiscal 2010 and governments vary their terms of minimum funding targets, we might need to pay additional contributions to our employment benefit funds.

Catastrophic events affecting our plantations, such as fires, may adversely impact our ability to supply our southern African mills with timber from the region.

        The southern African landscape is prone to, and ecologically adapted to, frequent fires. The risk of uncontrolled fires entering and burning significant areas of plantation is high, but under normal weather conditions this risk is managed through comprehensive fire prevention and protection plans. In 2007 and 2008, southern Africa experienced a number of abnormal weather events (hot, dry conditions fanned by extremely strong winds), which resulted in disastrous plantation fires across vast areas of eastern South Africa and Swaziland affecting 14,000 hectares and 26,000 hectares, respectively, of our plantations. There is some cause for concern that these abnormal weather conditions may be occurring more frequently as a result of the impact of climate change. In addition, because the transformation of land ownership and management in southern Africa has been moving ownership and management of plantations to independent growers, we have less ability to directly manage fire risk, as well as risks of other catastrophic events, such as pathogen and pest infestations. As a consequence, the risk of plantation fires or other catastrophic events remains high and may be increasing. Continued or increased losses of our wood source could jeopardize our ability to supply our mills with timber from the region.

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

        Concerns about global warming and carbon footprints, as well as legal and financial incentives favoring alternative fuels, are causing the increased use of sustainable, non-fossil fuel sources for electricity generation.

        The increased emphasis on water footprint in southern Africa is causing increased focus on the use of water by our operational units, on the quality of water released back into the water systems and on the control of effluent. The costs of water used also have a direct bearing on our input costs and operating profit.

        Climate change could also cause the spread of disease and pestilence into our plantations and fiber sources, far beyond their traditional geographic spreads, increasing the risk that wood supply necessary to our operations may be negatively impacted.

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

        The principal trading market for our ordinary shares is on the exchange operated by the JSE Limited ("JSE") (formerly known as the Johannesburg Stock Exchange). Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major international markets. In fiscal 2010, 467 million of our ordinary shares were traded on the JSE and 11 million ADSs were traded on the New York Stock Exchange. The relatively low liquidity of shares traded on JSE Limited could affect your ability to sell ordinary shares. See "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders", "Item 9—The Offer and Listing—Offer and Listing Details" and "Item 9—The Offer and Listing—Markets".

Significant shareholders may be able to influence the affairs of our Company.

        Although our investigation of beneficial ownership of our shares identified only one beneficial owner of more than 5% of our ordinary shares, holding approximately 11.9%, as shown in our shareholders' register on October 1, 2010, the four largest shareholders of record, all of which are nominees that hold shares for a multitude of beneficial owners, owned approximately 90.1% of our ordinary shares as of September 23, 2010. These significant potential voting blocks of nominee registered shareholders may have the power to influence voting decisions for the shares they hold. See "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders".

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

        In addition, certain of our credit facilities require us to comply with certain covenants and specified financial covenants and ratios. Our ability to comply with these covenants and restrictions may be affected by events beyond our control. These include prevailing economic, financial and industry conditions. If we breach any of these covenants or restrictions, we could be in default under the credit facilities and other indebtedness. This would permit the lending banks under our credit facilities to take certain actions, including declaring all amounts that we have borrowed to be due and payable, together with accrued and unpaid interest. The lending banks could also refuse to extend further credit under their facilities. If we are unable to repay our debt to the lending banks, they could proceed against any collateral that secures the debt under the credit facilities. If we are unable to make payments on time or refinance our indebtedness, or if our debt or any other material financing arrangement that we enter into is accelerated, this could have a material adverse effect on our business and financial condition.

ITEM 4.    INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

        Sappi Limited is a public company incorporated in the Republic of South Africa. Our principal executive offices are located at 48 Ameshoff Street, Braamfontein, Johannesburg, 2001, Republic of South Africa, our telephone number is +27-11-407-8111 and our web address is www.sappi.com. We currently have our primary listing on the JSE Limited ("JSE"), formerly the Johannesburg Stock Exchange, and have a secondary listing on the New York Stock Exchange.

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

        In 2004 we acquired 34% of Jiangxi Chenming Paper Company Limited, a company incorporated in the People's Republic of China. The joint venture commissioned a coated mechanical paper machine with a capacity of 350,000 tonnes per annum, a mechanical pulp mill with a capacity of 187,000 tonnes per annum and a de-inked pulp mill with a capacity of 136,000 tonnes per annum during 2005.

        In August 2006, we announced the expansion of the existing capacity at Sappi Saiccor in South Africa, where chemical cellulose products are produced. The capacity of the mill was increased from approximately 600,000 metric tonnes per annum to 800,000 metric tonnes per annum.

        During 2008, we closed our Blackburn mill in the United Kingdom and ceased production from PM 5 at our Maastricht mill in The Netherlands. Profitable products produced at these mills were moved to our other facilities in Europe.

        On December 31, 2008, we acquired the coated graphic paper business of M-real Corporation, including brands, know-how, intellectual property, order books, and four mills. We also entered into agreements to purchase pulp, wood and energy from M-real Corporation and its associates and to sell the coated paper output of two mills owned and operated by the M-real Corporation.

        During August 2009 we permanently ceased operations at Muskegon mill in the United States. Customers are being served from our other North American operations.

        On November 2, 2009 we delisted from the London Stock Exchange (LSE). The London share register was closed on November 23, 2009 with all remaining shareholders on the United Kingdom share register being transferred to the South African share register.

        On January 31, 2010 we closed our production facilities at the Usutu mill in Swaziland due to market conditions and forest fire damage. However, the re-habilitation of the forestry operations at Usutu will continue. With this closure, we have exited the unbleached kraft pulp market.

        During January 2010 we permanently ceased operations at the Kangas mill in Finland. Products produced at the Kangas mill were moved to and supplied from the Lanaken mill in Belgium and our Kirkniemi mill in Finland.

        On March 24, 2010, we announced a BEE transaction involving the issuance of 24.3 million Sappi shares (approximately 4.5% of Sappi Limited). The transaction empowers our South African employees, our strategic empowerment partner, Lereko Investments, and the South African communities in which we operate. The transaction was approved by our shareholders on April 29, 2010. We recorded a charge of US$ 23.4 million to the income statement in respect of this transaction.

        On April 19, 2010, we announced the acquisition of 14,500ha of forestry land in Mpumalanga, South Africa. The plantation will supply an additional 150,000 tons of fiber to our Ngodwana mill.

        During 2010, we restructured our southern African Paper and Paper Packaging business to become more efficient and to improve our focus and service delivery to our end customers.

        For information on our principal investments and capital expenditures, see the description of our business in "Business Overview" and "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

BUSINESS OVERVIEW

Our Business

        Sappi is a global paper and pulp group. We are a leading producer of coated woodfree and coated mechanical paper widely used in books, brochures, magazines, catalogues and many other print applications. We believe we are also the world's largest producer of chemical cellulose, used primarily in the manufacture of viscose fiber, acetated tow, and consumer and pharmaceutical products. In addition, we produce newsprint, uncoated graphic and business papers, premium quality packaging papers, a range of coated speciality papers and a range of paper grade pulp.

Business strategy

        We intend to maintain and further strengthen our leading positions in our core product and geographical markets through competitive positioning and by focusing on our core strengths, including efficient manufacturing and distribution, customer service, innovation and reliability. We have been a leader in the coated woodfree paper and chemical cellulose markets for over a decade, and we believe that our strengths position us well to further increase our customer base, expand our market share and achieve higher levels of service, reliability and profits.

        Our aim is to be, on a sustainable basis, the most profitable company in paper, pulp and chemical cellulose-based solutions measured in terms of return on capital employed. Although we made progress during the year our performance is still well short of our goal.

        Our focus is on improving the performance of our existing businesses and our balance sheet. Our capital investment has therefore been targeted in areas required to keep the core business healthy including cost reduction projects, particularly energy-related. In the year ahead we intend to continue to focus on improving the underlying business to create a platform for our future growth in the areas of low cost plantation fiber, chemical cellulose, and forward integration in select areas of the value chain.

        In line with our strategy to secure fiber supply we acquired 14,500 hectares of developed softwood plantations close to Ngodwana mill during the year and have made progress in rehabilitating plantations lost to fire in 2007 and 2008, including at Usutu in Swaziland.

        At the start of 2009 we acquired the M-real coated paper business to improve our market position and the supply/demand balance. The business has been successfully integrated with our European business and the target synergies have been achieved. With demand levels now closer to the levels achieved in 2008, before the unprecedented collapse in early 2009, we believe the business is well positioned to take full advantage of the acquisition. We continue to explore further strategic changes in order to ensure we rapidly achieve our targeted return levels.

        How we do business is as important to us as what business we do. In Europe our Project Breakthrough is based on detailed input from our customers throughout the value chain, academics,

and our turnaround experience in North America. We have recently started the implementation of new service offerings, which are supported by our tailor-made support infrastructure and leading products. Throughout the Group we aim to be easier to do business with. Excellence, Integrity and Respect are the core values we apply to how we conduct our business.

Investment Highlights

Leading market positions

        We are currently one of the largest producers of coated woodfree paper in the world and in Europe and a leading producer in North America with an estimated market share of 13%, 30% and 25%, respectively (as measured by production capacity). We believe we are also a global leader in the chemical cellulose market through Sappi Saiccor, the world's largest single producer of chemical cellulose. We have achieved leading positions in our core products, in particular in the coated woodfree paper business, by building a portfolio of premium international brands. Our leading market positions place us in an advantageous position when global economic conditions improve further. We believe that the Acquisition has strengthened our position in the coated woodfree market and has significantly increased our presence in the coated mechanical paper market, making us one of the largest producers in Europe in that market (as measured by production capacity). The recent expansion of our chemical cellulose production capacity positions us well to benefit from the expected continued growth in this market.

High level of economic pulp integration and expansion of pulpwood operations

        Our Group is approximately 95% integrated on a net basis in terms of pulp usage, meaning that, while some of our facilities are market buyers of pulp, such as Sappi Fine Paper Europe which is 51% integrated, and others market sellers such as Sappi Fine Paper North America which is 117% integrated and Sappi Southern Africa which is 175% integrated, in the aggregate we produce almost as much pulp as we use, making us less dependent on market supplies. In the chemical cellulose business we have recently completed an expansion project that has significantly increased production capacity at Sappi Saiccor, the world's largest single producer of chemical cellulose. We expect to maintain a high level of economic pulp integration.

Efficient asset base

        We own and operate what we believe are some of the lowest cost and most efficient assets in the coated woodfree paper, coated mechanical paper and chemical cellulose sectors in the world. A significant portion of our past capital expenditures were to increase production capacity at efficient facilities, reduce costs and improve product quality. We continually evaluate the performance of our assets by maintaining a focus on profitability and we actively manage our asset base, including by divesting or closing non-performing assets and by pursuing an investment policy that is focused on high-return projects. We have very strict criteria for the profitability and cash flow generation of our assets, and we constantly review our portfolio. Since 1995, we have closed 18 paper machines and pulp mills, including the closure of our Kangas mill in Finland and our Usutu mill in Swaziland in January 2010. We believe that the rationalization of manufacturing and synergies resulting from the integration of the Acquired Business and our expansion of chemical cellulose production capacity have further enhanced the efficiency of our operations.

Global presence

        We believe that our 18 pulp and paper mills across Europe, North America and southern Africa enable us to take greater advantage of opportunities where markets are strong and reduce risk where they are weak. Our geographic diversity assists us in offsetting the effects of volatile movements of major currencies as we can benefit from imbalances in demand and relative strengths of currencies. In 2010, our operations in North America, Europe and southern Africa accounted for 21%, 55% and 24% of our sales, respectively.

Long-standing customer relationships supported by product innovation and customer service

        We sell our products to a large number of customers, including merchants such as PaperlinX, IGEPA, Antalis and xpedx, a division of International Paper Company, converters such as Amcor Flexibles and Novelis, and other direct consumers such as The CTP Group and Media 24, many of whom have long-standing relationships with us. We support these customer relationships through our portfolio of premium international operating brands, including several well-known brands acquired in the Acquisition, under which we produce and market our products, as well as through the quality of our products, our customer service and our reliability. We are continually improving service and reliability through innovation, and we believe that our three research and development centers in Europe, North America and South Africa enhance our ability to design and improve value added products and services and to bring them to market with increased efficiency.

Experienced management team and strong track record of integrating acquisitions

        Our management team has experience in the global paper industry. In addition, we have been a key player in the consolidation process of the coated paper market, with a strong track record of successfully executing and integrating acquisitions, including the acquisition of S.D. Warren Company, a market leader in the United States in coated woodfree paper and a major producer of other speciality paper products that is now Sappi Fine Paper North America, KNP Leykam, a leading European producer of coated woodfree paper that is now Sappi Fine Paper Europe, Potlatch Corporation's coated woodfree paper business that is now part of Sappi Fine Paper North America and, most recently, the Acquired Business that is now part of Sappi Fine Paper Europe.

The Pulp and Paper Industry

  Overview

        The paper industry is generally divided into the printing and writing paper business, consisting of newsprint, mechanical paper and woodfree paper, and the packaging business, consisting of label papers, containerboard, boxboard and sackkraft.

        Over the long-term, paper and board consumption has grown in line with overall economic growth, but consumption patterns are also influenced by short-term economic developments. Pricing is largely influenced by the supply / demand balance for individual products, which is partially dependent on capacity and inventory levels in the industry. The ability to adapt capacity changes in response to shorter-term fluctuations in demand is limited, as large amounts of capital are required for the construction or upgrade of production facilities and as lead times are long between the planning and completion of new facilities. Industry-wide over-investment in new production capacity has in the past led to situations of significant oversupply, which have caused product prices to decrease. This has been exacerbated by inventory speculation, as purchasers have sought to benefit from the price trend. As a result, financial performance has deteriorated during periods of significant oversupply and improved when demand has increased to levels that support the implementation of price increases.

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

Major Product Categories	Description and Typical Uses
Woodfree paper:
Coated paper	Higher level of smoothness than uncoated paper achieved by applying a coating (typically clay based) on the surface of the paper. As a result, higher reprographic quality and printability is achieved. Uses include marketing promotions and brochures, catalogues, corporate communications materials, direct mail, textbooks and magazines.
Uncoated paper	Uses include business forms, business stationery, tissue and photocopy paper as well as cutsize, preprint and office paper. Certain brands are used for books, brochures and magazines.
Speciality paper	Can be either coated or uncoated. Uses include bags, labels, flexible and rigid packaging and release paper for casting innovative surface textures (e.g. artificial leather, decorative laminates) for use in the textile, automotive, furniture and engineering film markets.
Packaging products:
Packaging paper	Heavy and lightweight grades of paper and board primarily used for primary and secondary packaging of fast moving consumer goods, agricultural and industrial products. Products include containerboard (corrugated shipping containers), sack kraft (multi-walled shipping sacks) and machine glazed kraft (grocery bags). Can be coated to enhance barrier and aesthetics properties.
Mechanical paper:
Newsprint	Manufactured from mechanical and bleached chemical pulp. Uses include advertising inserts and newspapers.
Uncoated mechanical paper	Mechanical fiber based printing paper used primarily for the printing of books, and advertising inserts.
Coated mechanical / magazine paper	A coated mechanical fiber based paper, primarily used for magazines, catalogues and advertising material. Manufactured from mechanical pulp.

Major Product Categories	Description and Typical Uses
Pulp:
Paper pulp	Main raw material used in production of printing, writing and packaging paper. Pulp is the generic term that describes the cellulose fiber derived from wood. These cellulose fibers may be separated by mechanical, thermo-mechanical or chemical processes. The chemical processes involve removing the glues (lignins) which bind the wood fibers to leave cellulose fibers. Paper made from chemical pulp is generally termed "woodfree". Uses include paper, paperboard and tissue.
Chemical cellulose	Manufactured by a similar process to paper grade pulp, but purified further to leave virtually pure cellulose fibers. Chemical cellulose is used in the manufacture of a variety of cellulose textile and non-woven fiber products, including viscose staple fiber (rayon), solvent spun fiber (lyocell) and filament. It is also used in various other cellulose-based applications in the food, film, cigarette, chemical and pharmaceutical industries. These include the manufacture of acetate flake, microcrystalline cellulose, cellophane, ethers and molding powders. The various grades of chemical cellulose are manufactured in accordance with the specific requirements of customers in different market segments. The purity of the chemical cellulose is one of the key determinants of its suitability for particular applications with the purer grades of chemical cellulose generally supplied into the speciality segments.
Timber products:	Sawn timber for construction and furniture manufacturing purposes.

        The following tables set forth selected pulp and paper prices in certain markets for the periods presented.

	Year ended September
	2010		2009		2008
	High	Low	High	Low	High	Low
Coated Woodfree Paper
100 gsm delivered Germany (euro per tonne)(1)	870	710	850	740	850	830
60 lb. delivered US (US$ per short ton)(2)	1,000	880	1,105	905	1,105	965
Uncoated Woodfree Paper
50 lb. delivered US (US$ per short ton)(3)	950	845	975	805	975	855
Paper Pulp
NBSK (US$ per tonne)(4)	980	730	840	570	840	830
Chemical cellulose
92 alpha (US$ per tonne)(5)	1,460	780	860	590	1,200	820

(1)
100 gsm sheets, RISI.

(2)
60 lb. Coated Web, RISI.

(3)
50 lb. Offset, RISI.

(4)
Northern Bleached Softwood Kraft Pulp CIF Western Europe, RISI.

(5)
Selected indicative spot prices. However most of our product is sold at contract prices.

Woodfree Paper

        Our woodfree paper activities are divided into coated and uncoated woodfree paper and speciality paper grades.

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

        Our North American coated woodfree domestic paper sales volume for fiscal 2010 was 22% in sheet form and 78% in reel form. The sheet volume is largely influenced by brochure and general commercial printing activities using mainly sheet-fed offset lithographic printing processes, which are not particularly seasonal. Reels volume is heavily influenced by catalogue and magazine activity, which is strongest in the third and fourth calendar quarters, text book activity, which is strongest in the second and third calendar quarters, and publication printer activity, which is not particularly seasonal. These printers principally use heatset web offset printing processes.

        Our European coated woodfree paper sales volume for fiscal 2010 was 74% in sheet form and 26% in reel form. Due to the diversity in languages in the European market, the print editions of brochure and general commercial printing activities are considerably smaller than in the US market. This translates into a significantly higher volume in sheets. The seasonal patterns of both sheets and reels are mostly influenced by the catalogue business. This business has its highest seasonal activity in the spring, when the fashion catalogues come out, and the autumn, when the Christmas catalogues and holiday brochures are printed. Commercial print and publishing business provide a more steady demand in this market.

        Uncoated Woodfree Paper.    Uncoated woodfree paper represents the largest industry woodfree paper grade in terms of both global capacity and consumption. Uncoated woodfree paper is used for bond / writing and offset printing papers, photocopy papers, writing tablets (e.g., legal pads), speciality lightweight printing paper (e.g., bibles) and thin paper.

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

Mechanical Products

        Coated Mechanical Paper.    Coated mechanical paper has similar end-uses as coated woodfree paper and is used mainly for magazines and, among other things, for brochures, catalogues, advertising materials and promotional products. Depending on quality requirements and price levels, substitution between coated woodfree paper and coated mechanical paper is possible. Coated mechanical paper is made mainly from mechanical pulp and typically has glossy finishes on both sides. European demand for coated mechanical paper declined by 23% in fiscal 2009 and increased by 2.2% in fiscal 2010. Exports to overseas markets increased by 29.6% and total deliveries increased by 6.2% for fiscal 2010 as compared to fiscal 2009.

        Newsprint.    The Ngodwana mill produces newsprint. The worldwide market for newsprint is a low growth sector in the paper industry and was adversely affected during the early 1990s by substantial increased capacity and stagnating demand from, and cost-cutting measures imposed by, major newsprint end-users.

Packaging Products

        Our range of forest products comprises a variety of packaging papers produced in southern Africa at the Tugela, Cape Kraft and Ngodwana mills. We are one of the major suppliers of packaging papers in South Africa.

        Packaging Paper.    As with woodfree paper, the market for packaging papers is affected by cyclical changes in the world economy, local economic growth, retail sales and by changes in production capacity and output levels. Demand for packaging paper is largely driven by the demand for cement, potatoes, sugar and milling products. During fiscal 2008 the southern African containerboard market was positively affected by a good citrus crop and corresponding demand from export markets, as well as strong demand from the industrial sector. Sappi's packaging paper market share increased in fiscal 2008 due to higher priced and therefore less attractive imports and significant improvements in production output. During fiscal 2009 global demand for packaging paper declined sharply as a result of the economic slowdown and in particular the resulting negative impact on demand for cement and other building products. Demand in the South African market for containerboard contracted due to the general economic downturn and high inventory levels throughout the supply chain. This resulted in significant downward pressure on pricing both in the South African and export markets. During fiscal 2010 global demand for packaging paper has recovered, and there has been an overall reduction in inventory levels throughout the supply chain. The southern African containerboard market has also benefited from a good citrus season which has resulted in a tight supply position in the fourth fiscal quarter of 2010 (the third calendar quarter). Containerboard pricing in the southern African market has improved in line with the increased demand, while export prices have also shown a positive upward trend.

Pulp

        We produce chemical cellulose, as well as a wide range of paper pulp grades, including mechanical pulp used in newsprint, bleached kraft pulp and bleached sulphite pulp.

        Paper Pulp.    The market pulp industry is highly competitive and is sensitive to changes in industry capacity, producer inventories, demand for paper, exchange rates and cyclical changes in the world economy. The market price per tonne of NBSK pulp, a pulp principally used for the manufacture of woodfree paper, is a benchmark widely used in the industry for comparative purposes.

        NBSK prices are cyclical and can change rapidly due to changing dynamics of supply and demand. For further information, see "Item 5—Operating and Financial Review and Prospects—Markets". In fiscal 2010 pulp markets continued to recover, with prices increasing due to tight supply and increasing demand, reaching a peak in July 2010 of US$ 979 per tonne. Prices have subsequently eased with the year end price being US$ 973 per tonne in Europe.

        Chemical cellulose.    The viscose staple fiber (VSF) industry which manufactures textile and non-woven fibers is the largest market segment for chemical cellulose. Prices of VSF grade chemical cellulose have historically tended to follow those of European NBSK prices, but more recently the unique market drivers in the chemical cellulose market business have begun to cause a disconnect between market VSF grade chemical cellulose prices and the NBSK prices. Since 2002, the price of VSF grade chemical cellulose has ranged from a high of approximately US$ 1,400 per tonne in the third fiscal quarter of 2010 (second calendar quarter), to a low of US$ 470 per tonne in the second quarter of 2002. During fiscal 2008, prices of VSF grade chemical cellulose strengthened in line with NBSK prices, but fell sharply in fiscal 2009 as a result of the weaker economic conditions, the falling NBSK prices and the decline in demand for chemical cellulose, declining to a low of US$ 590 per tonne in March 2009. As from the third fiscal quarter of 2009, demand for chemical cellulose showed an improvement and continued to improve throughout both 2009 and 2010. In line with the improved demand and the rising NBSK prices, the VSF grade price of chemical cellulose increased during the second half of fiscal 2009 and into 2010, reaching highs of around US$ 1,400 per tonne in some instances. Prices of the higher purity chemical cellulose used in applications other than for VSF products tend to be more stable and are largely unrelated to the price of NBSK. The market price for chemical cellulose in some of the other market businesses such as acetate flake, microcrystalline cellulose and ethers, is set by competitive forces within these specific markets, and have increased to levels of US$ 1,500 per tonne and above in fiscal 2010.

Timber Products

        Our timber products operations are concentrated in South Africa and consist of sawn timber for the building industry and components for the furniture and packaging industry.

Business Review

        The Group's reportable segments are Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Southern Africa. Sappi Fine Paper which is comprised of the Group's Sappi Fine Paper North America and Sappi Fine Paper Europe reportable segments, is our largest operating business, accounting for approximately 76% of our sales volume in fiscal 2010 and approximately 78% of our sales volume in fiscal 2009. Sappi Fine Paper has an aggregate annual paper production capacity of 5.4 million tonnes at 12 paper and related paper pulp mills in North America and Europe.

        Sappi Southern Africa is an integrated pulp, fine paper, packaging paper and timber products producer. In fiscal 2010 and fiscal 2009, Sappi Southern Africa accounted for approximately 24% and 22% respectively, of our sales volume. It has an aggregate annual production capacity of 1.1 million tonnes of paper and 1.8 million tonnes of pulp in southern Africa.

        As of fiscal 2010, our southern African fine paper operations, which had previously been part of our Sappi Fine Paper business, have been incorporated with our former Sappi Forest Products business to form our Sappi Southern Africa segment. Unless otherwise indicated, operational data for fiscal 2009 presented in this Annual Report has been adjusted to retroactively reflect this reorganization.

        We also operate a trading network for the international marketing and distribution of our products outside our core operating regions of North America, Europe and southern Africa. Our trading operation, which we refer to as Sappi Trading, co-ordinates our shipping and other logistical functions for exports from North America, Europe and southern Africa. All sales and costs associated with Sappi Trading are allocated to the three reportable segments.

        The markets for our pulp and paper products are significantly affected by changes in industry capacity and output levels and by cyclical changes in the world economy. For further information, see "Item 5—Operating and Financial Review and Prospects—Principal Factors Impacting on our Group Results", "Item 5—Operating and Financial Review and Prospects—Markets" and "Item 4—Business Overview".

        The chart below represents our operational rather than the legal or ownership structure as of September 2010. Units shown are not necessarily legal entities.

        The following tables set forth certain information with respect to our operations for, or as of the end of, fiscal 2010.

	Sappi Fine Paper
	North America	Europe	Sappi Southern Africa	Unallocated and Eliminations	Total
	(US$ million) (tonnes '000)
Sales volume (tonnes)	1,354	3,796	2,744	—	7,894
Sales	1,373	3,638	1,561	—	6,572
Operating profit	180	72	112	(23)	341
Operating profit excluding special items	124	76	134	5	339

 SAPPI FINE PAPER

Overview

        Sappi Fine Paper is our largest operating business and contributed approximately 76% and 78%, respectively, of our sales in fiscal 2010 and fiscal 2009. It has the capacity to produce approximately 5.5 million tonnes of paper per annum at its 12 paper and related paper pulp mills located on two continents. Sappi Fine Paper comprises two reportable segments: Sappi Fine Paper North America and Sappi Fine Paper Europe.

        The following chart sets forth certain information with respect to the mills and principal products of Sappi Fine Paper as of September 2010:

(1)
As of fiscal 2010, Sappi Fine Paper South Africa has been integrated with our former Sappi Forest Products business to form our Sappi Southern Africa segment.

(2)
On March 12, 2009, we ceased production at our Muskegon mill.

(3)
We ceased production at our Kangas mill in January 2010.

(4)
We ceased production of PM 5 at the Maastricht mill in December 2008.

        The following table sets out the approximate annual production capacity of Sappi Fine Paper's products as of September 2010.

	Annual Production Capacity
	North America	Europe	Total
Production capacity: ('000 tonnes)
Woodfree paper
Coated(1)(2)	1,160	3,925	5,085
Uncoated	—	285	285
Total(3)	1,160	4,210	5,370
Paper pulp	945	1,175	2,120

(1)
Includes coated woodfree paper, coated mechanical paper and speciality papers.

(2)
Excludes 210,000 tonnes for the Kangas mill which ceased production during January 2010.

(3)
Excludes Chinese joint venture tonnes.

Facilities and Operations

Sappi Fine Paper North America

        Sappi Fine Paper North America is a leading producer and supplier of coated woodfree paper in the United States. Sappi Fine Paper North America also produces coated speciality papers and, from time to time, uncoated woodfree papers.

        Sappi Fine Paper North America is headquartered in Boston, Massachusetts, and operates three paper mills in the United States in Somerset, Maine; Westbrook, Maine; and Cloquet, Minnesota. These three mills have a total annual production capacity of approximately 1.2 million tonnes of paper and approximately 0.9 million tonnes of paper pulp, which represents approximately 117% of Sappi Fine Paper North America's pulp requirements. This significantly reduces Sappi Fine Paper North America's exposure to fluctuations in the price of market pulp that are not driven by fluctuations in wood or other major raw material prices. Coated paper accounted for approximately 79% and 75% of Sappi Fine Paper North America's sales in fiscal 2009 and fiscal 2010, respectively. Speciality paper and pulp accounted for 21% and 25% of our sales in fiscal 2009 and 2010, respectively.

        The following table sets forth sales by product for our North American operations.

	Year ended September
	2010	2009	2008
Sales: (US$ million)
Coated woodfree paper	1,024	1,021	1,273
Speciality paper and other(1)	349	274	391

Total	1,373	1,295	1,664

(1)
Other consists primarily of market pulp.

        For fiscal 2010, Sappi Fine Paper North America sold approximately 1.4 million tonnes of paper and pulp products. The following table sets forth the annual production capacity, number of paper machines and products at each of our mills in North America:

	Production capacity ('000 tonnes) Paper		Products
		Number of paper machines
Mill			Paper	Market pulp
Cloquet	330	2	Coated woodfree paper	Bleached kraft pulp
Somerset	795	3	Coated woodfree paper	Bleached kraft pulp
Westbrook	35	1	Casting release paper	—

        Cloquet.    The Cloquet mill has two paper machines and an offline coater, producing premium coated paper. The newest paper machine and coater were installed in 1988 and 1989, respectively. The pulp mill was started up by the previous owner in 2000 at a total cost of US$ 525 million. The Cloquet paper machines have an annual production capacity of 330,000 tonnes of coated paper, and the state-of-the-art pulp mill has an annual production capacity of 455,000 tonnes.

        Somerset.    The Somerset mill is a low-cost producer and has an annual production capacity of approximately 795,000 tonnes of paper and approximately 490,000 tonnes of pulp. Each of the three paper machines at the Somerset facility employs Sappi Fine Paper North America's patented on-line finishing technology. This technology combines the three phases (paper making, coating and finishing) in the manufacture of coated paper into one continuous process. It is well suited for the lighter weight coated woodfree papers produced at Somerset as it allows for the production of high gloss, consistent quality products at high speeds.

        Westbrook.    Westbrook is Sappi Fine Paper North America's original mill, with origins dating back to 1854. The mill is primarily a speciality paper production facility with an annual capacity of 35,000 tonnes of coated woodfree and casting release paper. Its paper machine primarily produces base paper, which is coated off-line. Westbrook also has six speciality coaters, including four employing Sappi Fine Paper North America's patented Ultracast process. This process uses an electron beam to cure the coating against a finely engraved steel roll, resulting in a virtually exact replication of the roll pattern. Sappi Fine Paper North America also has a research and development facility at Westbrook.

        Sappi Fine Paper North America also operates a coated paper sheeting and distribution facility in Allentown, Pennsylvania, which was completed in 1994, with an annual sheeting capacity of approximately 100,000 tonnes.

Sappi Fine Paper Europe

        Sappi Fine Paper is a leading producer of coated woodfree paper in Europe and a producer of commercial printing paper, coated mechanical paper and speciality paper used in packaging, labeling and laminating. Sappi Fine Paper Europe's operations consist of nine mills with an aggregate annual production capacity of approximately 4.2 million tonnes of paper and 1.2 million tonnes of related paper pulp. Sappi Fine Paper Europe's headquarters are located in Brussels, Belgium.

        The following table sets forth sales by product for our Sappi Fine Paper Europe operations:

	Year ended September
	2010	2009(2)	2008
Sales: (US$ million)
Coated woodfree paper(1)	3,167	2,527	2,407
Uncoated woodfree paper	265	160	27
Speciality coated paper and other	206	208	286

Total	3,638	2,895	2,720

(1)
Includes coated mechanical paper produced at Lanaken, Kirkniemi and Kangas mill. We ceased production at the Kangas mill in January 2010.

(2)
Includes 9 months of sales relating to the Acquired Business.

        For fiscal 2010, Sappi Fine Paper Europe sold approximately 3.8 million tonnes of paper and pulp products. The following table sets forth the annual production capacity, number of paper machines and products for fiscal 2010 at each of Sappi Fine Paper Europe's mills in Europe.

Mill	Mill Locations	Production capacity ('000 tonnes) Paper	Number of paper machines	Products
Alfeld	Germany	330	5	Coated and Uncoated woodfree paper, coated speciality paper
Ehingen	Germany	250	1	Coated woodfree paper and uncoated woodfree paper
Stockstadt	Germany	430	2	Coated woodfree paper and uncoated woodfree paper
Gratkorn	Austria	950	2	Coated woodfree paper and uncoated woodfree paper
Maastricht	Netherlands	280	1	Coated woodfree paper
Nijmegen	Netherlands	240	1	Coated woodfree paper
Lanaken	Belgium	500	2	Coated mechanical paper and coated woodfree paper
Kangas(1)	Finland	—	—	—
Kirkniemi	Finland	730	3	Coated mechanical paper
Biberist	Switzerland	500	3	Coated woodfree paper and uncoated woodfree paper

(1)
We ceased production at Kangas mill in January 2010.

        Alfeld.    The Alfeld mill is located to the south of Hannover, Germany, and its origins date back to 1706. It has a paper production capacity of approximately 330,000 tonnes and a pulp production capacity of approximately 125,000 tonnes per annum. It produces coated woodfree and speciality paper products, which are mainly coated and have a variety of finishes. In 1995, a major rebuild of Alfeld's PM 3 was completed, enhancing the production of low substance flexible packaging papers. Alfeld's PM 3 employs a fully integrated concept of on-line coating and calendaring. The Alfeld mill produces totally chlorine-free ("TCF") bleached sulphite pulp for its own use. In early 2002, a rebuild of Alfeld's PM 2 was completed. Alfeld spent approximately € 50 million on the rebuild of its PM 2.

        Ehingen.    The Ehingen mill is located to the southeast of Stuttgart, Germany and was acquired by Hannover Papier, predecessor entity to Sappi Alfeld, in 1987. A paper machine with a capacity of 180,000 tonnes per annum of coated woodfree paper was commissioned in July 1991, expanding

Ehingen from a market pulp mill into an integrated pulp and paper mill. During 1994, the construction of a high-rack warehouse was completed. As a result of upgrades during 1994 and 1996, Ehingen's total paper capacity was increased to 235,000 tonnes per annum. During June and July 2006 the paper machine was rebuilt and started up, together with a new coater, allowing a significant quality upgrade from single coated to triple coated woodfree paper with capacity of approximately 250,000 tonnes per annum. The pulp mill's capacity is currently 135,000 tonnes per annum of TCF bleached sulphite pulp. The pulp is produced mainly for internal use, but is also sold to third party customers.

        Stockstadt.    As part of the Acquisition we acquired the shares of M-real Stockstadt GmbH, which holds the Stockstadt mill located in Stockstadt, Germany. The mill was established in 1898 and has an annual production capacity of approximately 430,000 tonnes of coated woodfree and uncoated woodfree paper as well as 150,000 tonnes of hardwood pulp. The mill produces EuroArt Plus (coated woodfree paper), Tauro (uncoated woodfree paper) and hardwood pulp.

        Gratkorn.    Paper has been produced at the Gratkorn, Austria site for more than four centuries. Following a major expansion and renovation project, the Gratkorn mill has been transformed from a five-machine mill into a two-machine mill. As a result of this project, Gratkorn currently has an annual capacity of 950,000 tonnes of triple-coated woodfree paper on just two paper machines and 255,000 tonnes of TCF chemical pulp. The machines at Gratkorn are among the largest and most efficient paper machines in the world. After the extension of Gratkorn's sheeting plant, it also has an annual sheet finishing capacity of 800,000 tonnes.

        Maastricht.    Paper was first produced at the Maastricht mill in 1852. The mill is situated on the Maas River in Maastricht, the Netherlands. The mill has an annual production capacity of 280,000 tonnes of coated woodfree paper and board. PM 6, which was installed at Maastricht in 1962, was rebuilt during 1977. In 1996, PM 6 underwent an extensive NLG 224 million (€ 102 million) rebuild. Maastricht specializes in high basis-weight triple-coated woodfree paper and board for graphics applications. PM 6's production complements that of the Gratkorn mill, which produces lower weight coated woodfree paper. We ceased production at Maastricht's PM 5 in December 2008, having reached an agreement with the mill's works council in respect of such action. Due to this closure, the mill's total annual production capacity decreased by 60,000 tonnes. For further information, see "Item 5—Operating and Financial Review and Prospects—Mill Closures, Acquisitions, Dispositions, Impairment and Joint Ventures".

        Nijmegen.    The Nijmegen mill, situated in the town of Nijmegen, the Netherlands, began operations in 1955 and operates a single paper machine. The mill specializes in the production of coated woodfree paper in reel form for web offset printing. It also produces special coated woodfree paper for use in digital printing. The Nijmegen mill was upgraded in 2001, which increased its capacity with 40,000 tonnes per annum. The mill currently has the capacity to produce 240,000 tonnes of coated woodfree paper per annum and is one of Europe's largest suppliers of coated woodfree web offset paper. Rotary, or web offset paper is used for commercial printing and publishing.

        Lanaken.    The Lanaken mill, situated in Lanaken, Belgium, began commercial operations in 1966. It produces coated mechanical paper and lower weight wood-containing coated paper for offset printing. Coated mechanical paper for web offset presses is used primarily in the production of advertising materials and magazines. Lanaken's two paper machines have a total capacity of 500,000 tonnes per annum. One machine principally produces coated mechanical paper and was completely overhauled in 1992. An additional off-line coater was also installed during the upgrade to provide triple coating capability. The second paper machine produces lower-weight wood-containing paper. Its capacity was increased to 305,000 tonnes per annum as a result of an optimization process during the mid-1990s. The Lanaken mill also produces chemi-thermo-mechanical pulp (CTMP) in an integrated plant which has an annual production capacity of 180,000 tonnes. This enables the mill to supply approximately 63% of its own fiber requirements for paper production.

        Kangas.    As a direct result of the global economic recession and apparent overcapacity in the European paper industry, demand for coated magazine paper reduced significantly during the latter half of fiscal 2008 and fiscal 2009. To counter the effects of the economic downturn, we decided to cease production at the Kangas mill in January 2010 after successful negotiations with labor representatives. The mill had a production capacity of 210,000 tonnes of coated mechanical paper per annum. The closure removed this capacity from the European market. The volumes produced at the mill were transferred to Sappi Lanaken and Sappi Kirkniemi; the Galerie Silk range is supplied to customers from the Sappi Lanaken mill in Belgium and a complementary grade, Galerie Fine Silk, was introduced from the Sappi Kirkniemi mill, thereby widening Sappi's coated magazine paper range.

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

        Biberist.    As part of the Acquisition we acquired the shares of M-real Biberist GmbH, which holds Biberist mill, located in Biberist, Switzerland. The mill was established in 1862 and has an annual production capacity of approximately 500,000 tonnes. The mill produces coated woodfree paper for the graphic arts and offset printing industry, as well as woodfree uncoated pre-printed paper for office, pre-printed and offset applications. The products of the Biberist mill are Cento (uncoated woodfree multi-purpose printing paper), Allegro (coated woodfree paper) and Furioso (coated woodfree paper).

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

        Our trading network, Sappi Trading, coordinates the international marketing and distribution of our woodfree and mechanical paper products outside our core regions. Sappi Trading operates in Hong Kong (China), Sydney (Australia), Sao Paulo (Brazil), Shanghai (China), Konstanz (Germany), Nairobi (Kenya), Mexico City (Mexico), Singapore, Johannesburg and Durban (South Africa), Zurich (Switzerland), Taipei (Taiwan) and New York (United States). It manages a network of agents around the world, handling exports to over 70 countries. Sappi Trading also manages the export logistics of the southern African operations.

        We sell the vast majority of our coated and uncoated woodfree and mechanical paper products through merchants. We also sell paper directly to converters. We generally deliver products sold to converters from the mill or via a distribution warehouse. Electronic business-to-business interaction has become more important to us, and we will continue to focus on increasing service and efficiency through business-to-business interaction. Systems and structures have been put in place to actively continue these efforts.

        Merchants are authorized to distribute Sappi Fine Paper's products by geographic area and to carry competitors' product lines to cover all segments of the market. Merchants perform numerous functions, including holding inventory, sales promotion and marketing, taking credit risk on sales and delivery, and distribution of the products. Merchants buy paper from Sappi Fine Paper and resell it, after placing a mark-up on their purchase price. A merchant may either deliver to the customer from its own warehouse or arrange for delivery directly from the mill or one of the Sappi Fine Paper distribution warehouses.

Sappi Fine Paper North America

        Sappi Fine Paper North America's coated paper sales structure is organized in six regions with sales representatives located in all major market areas, and six technical representatives located in different regions in North America supporting the sales effort.

        Approximately 7% and 8%, respectively, of Sappi Fine Paper North America's sales for fiscal 2009 and 2010 were outside North America. Sappi Fine Paper North America's sales outside North America are handled in southern Africa by Sappi Southern Africa, in Europe by Sappi Fine Paper Europe and outside those regions by Sappi Trading.

        In fiscal 2009 and 2010, the Sappi Fine Paper North America sales force sold coated woodfree paper to approximately 364 and 360 merchant distribution locations, respectively. By selling exclusively through merchant channels, Sappi Fine Paper North America believes it has created a loyal group of merchant customers. Rather than competing with merchant distributors, the Sappi Fine Paper North America sales force focuses on generating demand with key printers, publishers and end users, which are then serviced by the merchant distributors.

        Sappi Fine Paper North America's coated speciality papers are sold in North America through a dedicated speciality paper sales team directly to customers and outside of North America through a direct sales force, agents and distributors.

Sappi Fine Paper Europe

        The sales and marketing operations of Sappi Fine Paper Europe are organized into graphic papers which comprise printing and writing paper, and speciality papers which comprise paper for labeling, packaging and other speciality uses.

        The sales and marketing operations of Sappi Fine Paper Europe are responsible for all sales of coated and uncoated woodfree papers, mechanical papers as well as speciality papers in Europe. An export sales office manages exports to markets outside Europe through Sappi Trading, Sappi Fine Paper North America and Sappi Southern Africa.

        Sappi Fine Paper Europe's centralized logistics department was formed in early 1998. It is responsible for the development and optimization of the logistics function for the graphic and speciality papers business units as well as the re-engineering of the supply chain.

        Under distribution agreements entered into as part of the Acquisition, M-real Corporation granted us the exclusive right to market and sell the products of certain coated paper machines at M-real Corporation's Husum mill and Äänekoski mill for a period of five years, with a minimum duration of 27 months or, if earlier, until M-real Corporation sells the relevant mill. We are entitled to a commission on these sales while the agreements are in effect. The coated paper machines subject to the distribution agreements are described below:

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

        The most significant merchant customers, based on sales during fiscal 2010 include:

        North America:    xpedx (a division of International Paper Company), Lindenmeyr Paper Company (owned by Central National Gottesman Inc.), Unisource Worldwide, Inc. (a majority interest of which is owned by Bain Capital Corporation), Domtar Distribution and a select number of regionally strong merchants.

        Europe:    Igepa Group, PaperlinX, Papyrus, Antalis (owned by Sequana Capital), Inapa and Berberich. Two of these merchants, PaperlinX and IGEPA, represented individually approximately 23% of our total sales during fiscal 2010.

        Sappi Fine Paper's converter customers include both multinational and regional converters. The most significant converter customers, based on sales during fiscal 2010 include: Novelis, Orafol, Mayr-Melnhof, Constantia, Vaassen and Amcor. These customers use our products in the production of pressure-sensitive products, flexible packaging as well as NWS labels. No converter customer, however, represented more than 10% of our total sales during fiscal 2010.

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

        In Western Europe and North America, annual industry production capacity closures of more than 800,000 tonnes of coated woodfree paper and 500,000 tonnes of coated mechanical paper have been implemented between 2005 and 2007, with further annual production capacity closures of approximately 2,100,000 tonnes of coated woodfree paper and approximately 1,800,000 tonnes of coated mechanical paper having occurred by the end of September 2010.

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

SAPPI SOUTHERN AFRICA

Overview

        Sappi Southern Africa, headquartered in Johannesburg, South Africa, is an integrated pulp, packaging paper, coated, uncoated and speciality paper, crepe tissue and timber products producer. Sappi Southern Africa operates seven pulp and paper mills and one sawmill. The segment is managed in three divisions: Sappi Paper and Paper Packaging, Sappi Chemical Cellulose and Sappi Forests.

        Sappi Southern Africa is a major pulp and paper producer in Africa, with a production capacity of 830,000 tonnes of packaging paper products, 350,000 tonnes of woodfree paper products, 800,000 tonnes of chemical cellulose and 1,025,000 tonnes of paper pulp per annum. It is also a major timber grower and manages directly and indirectly approximately 555,000 hectares of forestland. Currently, we have access to approximately 404,000 hectares of plantable forestland; however, due to forest fires and timing differences between felling and planting activities, approximately 378,000 hectares is planted with primarily pine and eucalyptus. Approximately 67% of our southern African pulpwood and sawlog requirements are from our managed, owned and leased plantations. The term "directly manages" relates to plantations in southern Africa established on land that we either own or lease from a third party. The term "indirectly manages" relates to plantations in southern Africa established on land held by independent commercial farmers, where we provide technical assistance in the form of advice on the growing and tending of trees.

        The following chart sets forth certain information with respect to the mills and principal products of Sappi Southern Africa as of September 2010.

(1)
Both the 60,000 tonne containerboard machine at Tugela mill and of parts of the Ngodwana pulp mill, from which production was temporarily suspended in October 2009, were restarted in the third fiscal quarter of 2010 (second calendar quarter).

        The following table sets forth sales by product for Sappi Southern Africa's operations:

	Year ended September
	2010	2009	2008
Sales (US$ million):
Commodity paper products(1)	452	355	474
Chemical cellulose	604	366	453
Woodfree and speciality papers	380	321	385
Paper pulp(2)	59	77	93
Timber and timber products	676	50	74

Total	1,561	1,169	1,479

(1)
Includes newsprint and packaging products.

(2)
The Usutu Pulp mill was closed in January 2010.

        For the years ended September 2010 and 2009, Sappi Southern Africa sold approximately 2,345,700 tonnes and 2,160,500 tonnes respectively, of paper, pulp and forest products.

        The following table sets forth annual production capacity with respect to Sappi Southern Africa's products:

Production capacity: ('000 tonnes)
Paper products
Packaging paper	690
Newsprint	140
Coated woodfree paper	80
Uncoated(1)	270

Total	1,180

Pulp
Chemical cellulose	800
Paper pulp(3)	1,025

Total	1,825

Timber products(2)	43

(1)
Includes 30,000 tonnes of tissue manufactured at the Stanger mill and 14,000 tonnes of kraft paper manufactured at the Enstra and Adamas mills.

(2)
Represents 85,000 cubic meters.

(3)
Excludes 190,000 tonnes for the Usutu Pulp mill which ceased production in January 2010.

Facilities and Operations

Sappi Chemical Cellulose

        Saiccor was established in 1951 and was acquired by us in 1988. It is the world's largest single low-cost producer of chemical cellulose. In 1995, we completed an approximately US$ 221 million expansion project to increase capacity by one third to approximately 600,000 tonnes per annum. Capital expenditures during the period from October 2005 to the end of September 2010 were approximately US$ 615 million. Included in this period were a modernization project to de-bottleneck production at Saiccor at a cost of US$ 40 million and an amount of US$ 551 million spent on an expansion project to increase Saiccor's chemical cellulose capacity to approximately 800,000 tonnes per annum.

Construction on the expansion project commenced in August 2006. Originally scheduled for completion in the first half of calendar 2008, the project was subject to delays and cost increases. The increased capacity came on-line in September 2008 and became fully operational in April 2009. As a result of the rapid decline in demand for chemical cellulose that was experienced in the first half of fiscal 2009, we did not utilize all of the additional capacity initially and curtailed production in certain elements of the old plant while utilizing the new plant to improve efficiencies. Demand came back strongly in the latter half of that fiscal year, and the plant was operating at close to full capacity by the end of September 2009. By the fourth quarter of fiscal 2010, the plant was running at full capacity.

        Saiccor's chemical cellulose production is exported from South Africa and marketed and distributed internationally by Sappi Trading. The pulp principally produced is the type used in the manufacture of a variety of cellulose products, including viscose staple fibers or rayon, solvent spun fibers (lyocell) and viscose filament yarns. Both viscose and lyocell fibers are used in the manufacture of fashion and decorating textiles which have a soft, natural feel and excellent breathing properties. Given their particularly high absorbency properties, these fibers are also used in non-woven applications in the healthcare, industrial and disposable product markets. Chemical cellulose is also used in the manufacture of acetate flake, which is used in products such as filter tow for cigarette filters, high quality yarns and fabrics, and LCD screens. It is also used to manufacture microcrystalline cellulose, which is used as a rheological modifier in the food industry, as excipients for pharmaceuticals, and in various ethers for the chemical industry. It is also used to manufacture cellophane film for use in a variety of packaging applications.

        The mill's timber consumption is comprised primarily of eucalyptus hardwoods. These fast growing trees are grown in relatively close proximity to the mill, which contributes to Saiccor's position as a low cost producer of chemical cellulose.

Sappi Paper and Paper Packaging

        The following table sets forth the annual paper production capacity, number of machines, and products at each of Sappi Paper and Paper Packaging's mills in South Africa:

Mill Locations in South Africa	Production capacity ('000 tonnes) Paper	Number of paper machines	Products
Adamas	40	2	Prestige stationery, branded printing paper and board, envelope paper and corrugated medium
Cape Kraft	60	1	Linerboard, corrugating medium and coated products
Enstra	200	3	Uncoated woodfree paper
Ngodwana	380	2	Kraft linerboard, white top linerboard, newsprint, plasterboard and bleached and unbleached market pulp
Stanger	110	2	Coated woodfree paper, coated label paper and tissue
Tugela	390	4	Kraft linerboard, corrugating medium, sackkraft and machine glazed kraft

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

        Cape Kraft.    The Cape Kraft mill was built during 1980, commissioned in 1981 and upgraded in 1995. The mill presently has a capacity of 60,000 tonnes of linerboard and corrugating medium per annum, which it sells principally to the corrugating industry in the Western Cape. The mill uses approximately 67,000 tonnes per annum of waste paper to produce 60,000 tonnes per annum of paper. The fact that the mill's product is produced from 100% recycled paper, provides a competitive advantage in our markets, which are becoming increasingly environmentally aware.

        Enstra.    The Enstra mill is an integrated pulp and uncoated paper mill, with a capacity of approximately 200,000 tonnes of elemental chlorine-free uncoated woodfree paper products per annum. In 1996, the Enstra mill completed a US$ 96 million capital expenditure program. This program increased capacity by 50,000 tonnes per annum and has resulted in improved production efficiency and product quality. The product range at the Enstra mill caters to the business forms, scholastic, office, envelope and general printing industries. The mill has a capacity of 105,000 tonnes per annum of bleached hardwood pulp. The mill uses an oxygen bleaching process, which is a process that was developed at the mill in the 1970s and has since become the industry standard.

        Ngodwana.    Ngodwana was expanded between 1981 and 1985 from an unbleached kraft mill with a capacity of 100,000 tonnes per annum to a modernized mill with a capacity of approximately 240,000 tonnes of linerboard and 140,000 tonnes of newsprint per annum. The linerboard machine also produces White Top Liner (included in total linerboard capacity). The mill produces nearly 410,000 tonnes of bleached and unbleached pulp and 100,000 tonnes of mechanical pulp annually. The mill markets paper and excess pulp locally and in the export market. The mill is a large consumer of waste paper, which is used in the production of packaging paper. In 1995, the mill commissioned the world's first ozone bleaching plant, thus eliminating the use of elemental chlorine and significantly reducing mill effluent. In October 2009, Sappi announced the temporary suspension of production from certain sections of the Ngodwana pulp mill. However, these sections were restarted in June 2010 with production at full capacity during the fourth fiscal quarter of 2010 (third calendar quarter).

        Stanger.    The Stanger mill commenced operations in 1976, and is the only producer of coated woodfree paper in South Africa. It is unique in South Africa in that it uses bagasse (the fibrous residue of sugar cane) as its basic raw material to produce high quality matt and gloss coated art papers and tissue. Art paper is used for high quality books and magazines, brochures, annual reports and labels. A US$ 26 million upgrade of the mill's paper machine was completed in August 2001, increasing the coated paper capacity to 80,000 tonnes per annum. The mill also produces 30,000 tonnes of tissue per annum and has a capacity of 60,000 tonnes of bleached bagasse pulp per annum. A US$ 11 million upgrade on the bleach plant in 2006 converted the mill to an elemental chlorine free bleaching process.

        Tugela.    Tugela is Sappi Kraft's largest integrated unbleached kraft mill, with a capacity of approximately 390,000 tonnes of packaging paper per annum. The mill supplies kraft linerboard, corrugating medium and most of South Africa's requirements for sackkraft which is used in the production of multiwall sacks. Machine glazed packaging papers are also produced at the mill. The Kraft Linerboard machine was upgraded in 1996 at a cost of approximately US$ 81 million and the sackkraft machine and components of the pulp plant were upgraded in 2003 and 2004 at a cost of approximately US$ 50 million. It is the only mill in South Africa to offer high performance containerboard packaging and extensible sackkraft. In October 2009, Sappi announced the temporary suspension of production from the 60,000 ton containerboard machine at Tugela mill. However, the machine was restarted in April 2010 with production at full capacity during the fourth fiscal quarter of 2010 (third calendar quarter).

        Sappi ReFibre.    Sappi Paper and Paper Packaging also manages Sappi ReFibre (formerly Sappi Waste Paper). Sappi ReFibre collected approximately 210,000 and 185,000 tonnes of waste paper during fiscal 2010 and fiscal 2009 respectively. Most of the waste paper collected was supplied to our mills. Waste represents approximately 30% of the fiber requirements of our packaging grades.

        Usutu Pulp.    Usutu Pulp began production in 1961 and has been managed by us since 1989. The mill had a capacity of 190,000 tonnes of unbleached kraft pulp. The mill is situated in Swaziland and is surrounded by 66,000 hectares of forestlands, which it leases from the Swazi nation under a long-term lease extendable to 2089. The location of these forestlands, combined with the very compact areas the trees are planted on, provides for low wood delivery costs. See "—Supply Requirements—Southern Africa—Wood" for more information.

        In August 2008, forest fires caused by severe weather conditions, resulted in the loss of approximately 28% of the mill's fiber supply and 40% of the plantations. The volume of trees lost by Usutu reduced the value of the mill, which was therefore impaired. An impairment loss of US$ 37 million was recognized in fiscal 2008.

        On October 30, 2009, we announced that, due to the cumulative severe impact of fire damage to the Usutu forestlands over the past few years as well as the adverse market conditions, it had become apparent that the Usutu Pulp mill was no longer sustainable. The Usutu Pulp mill was subsequently closed on January 31, 2010. With the closure of the mill, we also exited the unbleached kraft pulp market. However, we will continue to operate the forestry operations in Swaziland, and we are investigating the establishment of various timber processing operations at the Usutu mill site.

Sappi Forests

        Sappi Forests, together with Usutu Forests, supplies or procures all of Sappi Southern Africa's domestic pulpwood requirements of approximately 5.4 million tonnes per annum. 89% of the pulpwood comes from owned or contracted sources. Together they directly or indirectly manage or control, about 555,000 hectares of land situated in: Mpumalanga (47%), KwaZulu-Natal (41%) and Swaziland (12%).

Hectares
Owned by us in South Africa	385,000
Leased by us or managed directly in South Africa	8,000
Projects in South Africa (owned and managed by farmers that we indirectly manage through technical advice and support)	96,000
Leased by us in Swaziland	66,000

Total	555,000

        Securing raw material for the future is a vital element in the long-term planning of Sappi Southern Africa's business. Sappi Forests has an extensive research operation which concentrates on programs to improve the yield per hectare of forestland used. Significant progress has been made in developing faster-growing trees with enhanced fiber yields. Sophisticated nurseries have been developed to accommodate the seedling requirements of Sappi Southern Africa's operations. Approximately 54 million seedlings are grown annually at Sappi Forests' and Usutu Forests' nurseries, and by contract growers in both South Africa and Swaziland.

        Sappi Forests and Usutu Forests have spent approximately US$ 185 million in maintaining, acquiring and expanding plantations and other capital expenditure projects in the period from October 2007 to September 2010.

        The sawmill division operates one mill, Lomati sawmill, with a total production capacity of 85,000 cubic meters per annum of structural timber for the building industry and components for the furniture and packaging industry.

Marketing and Distribution

Overview

        Each of Sappi Southern Africa's divisions, with major South African markets, has its own marketing, sales and technical support teams based in three major centers in South Africa. Furthermore, Sappi Paper and Paper Packaging also has a marketing, sales and technical support team based in the United

Kingdom (Nash). Sappi Trading manages the exports of Sappi Southern Africa's divisions, in particular the marketing and distribution of chemical cellulose produced at the Saiccor mill.

Customers

        Sappi Paper and Paper Packaging's coated, uncoated and speciality paper products are distributed in southern Africa primarily through merchants. In addition, some large volume orders are sold directly to printers and converters. Its most significant fine paper customers include Antalis SA (Pty) Limited, Peters Papers and Finwood Papers (a division of Buhrmann Paper Merchant Division).

        Sappi Paper and Paper Packaging's most significant packaging paper and newsprint customers, based on sales in fiscal 2009 and fiscal 2010, include The CTP Group and Media 24 which uses Sappi's newsprint; while the most significant converter customers include Nampak Limited; Mondipak; APL (Pty) Ltd and Houers Co-operative.

        A significant number of the viscose staple fiber manufacturers around the world purchase chemical cellulose from Sappi Chemical Cellulose. This includes large groups such as the Aditya Birla Group and the Lenzing Group. Most of our chemical cellulose sales contracts are multi-year contracts with pricing generally based on a formula linked to the NBSK price, which resets on a quarterly basis.

        During fiscal 2010, approximately 46% of the total sales volume of Sappi Southern Africa was destined for the export market.

Competition

        Mondi Paper Company Limited is a significant competitor of Sappi Southern Africa in the southern African market, but more specifically in the uncoated woodfree paper sector.

        Coated woodfree paper imports, primarily from Europe and Asia, have gained an increasing share of the southern African woodfree paper market as a direct result of declining import duties which were removed in 2006 and the strengthening Rand. However, a substantial part of the imports originate from Sappi Fine Paper's European mills.

        In recent years, the regional recycled containerboard capacity has increased by approximately 120,000 tonnes. Due to exchange rate fluctuations, a number of offshore containerboard suppliers have also entered the southern African packaging market.

        In respect of chemical cellulose, competitors include Borregaard ChemCell, Bahia Pulp, Tembec Inc., Western Pulp Inc., Buckeye Technologies Inc. and Rayonier Inc.

SUPPLY REQUIREMENTS

Overview

        The principal supply requirements for the manufacture of our products are wood, pulp, energy and chemicals. Large amounts of water are also required for the manufacture of pulp and paper products. We believe that we have adequate sources of these and other raw materials and supplies necessary for the manufacture of pulp and paper for the foreseeable future. However, global warming and carbon footprint imperatives are causing an increase in the use of sustainable, non-fossil fuel, sources for electricity generation. Consequently, electricity generating companies are competing for the same raw materials, namely, wood and chips, in the same markets as us, thereby driving prices upwards.

        For further information on regulation affecting our supplies, please see "Environmental and Safety Matters—Environmental Matters—South Africa".

North America

Wood

        In connection with the 1998 sale of our US timberlands to Plum Creek Timber Company L.P., Sappi Fine Paper North America and Plum Creek are parties to a fiber supply agreement with an initial term expiring in December 2023 and with three, five-year renewal options. Under the supply agreement, Sappi Fine Paper North America is required to purchase from Plum Creek, and Plum Creek is required to sell to Sappi Fine Paper North America, a guaranteed annual minimum of 318,000 tonnes of hardwood pulpwood, or approximately 11% of Sappi Fine Paper North America's annual pulpwood requirements, at prices calculated based on a formula linked to market prices. Sappi Fine Paper North America has the option to purchase additional quantities of hardwood pulpwood harvested from these timberlands at prices generally higher than the ones paid for the guaranteed quantities. The remainder of Sappi Fine Paper North America's pulpwood requirements are met through market purchases.

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

Energy Requirements

        Sappi Fine Paper North America's energy requirements are satisfied through wood and by-products derived from the pulping process, coal, fuel oils, purchased electricity, steam, natural gas, biomass and other sources.

        A substantial majority of Sappi Fine Paper North America's electricity requirements are satisfied through its own electricity generation or co-generation agreements. During 2002, Sappi Fine Paper North America entered into a series of contracts with Central Maine Power ("CMP") and a third party energy provider. The contracts provide that Somerset mill is to produce power at its maximum generation capacity, sell all of its excess generated power to CMP and purchase all of its power needs beyond its generation capacity from the third party provider. However, Sappi Fine Paper North America has entered into amendments to these contracts, pursuant to which Sappi Fine Paper North America may, at its election, produce power at less than its maximum generation capacity for non-operational or economic reasons and purchase additional power from the third party provider. The rates for part of the purchases were pre-set in 2002 for the duration of the agreements and the remaining purchases are at market rates. The price we receive for any sales of generated power is equal to the average price of our monthly purchases of power.

        The Westbrook mill sells excess electricity which is co-generated through a number of hydroelectric facilities, in addition to its power boiler.

        The Cloquet mill is partly supplied with internally generated electricity. The facility includes a hydroelectric plant that is licensed by the Federal Energy Regulatory Commission. In addition to generating a portion of its own power, the Cloquet mill has entered into a take-or-pay agreement to purchase a portion of its power from Minnesota Power. We may terminate this agreement at any time after December 31, 2008, subject to a four-year notice period.

Alternative Fuel Mixture Tax Credits—Black Liquor

        The U.S. Internal Revenue Code allowed an excise tax credit to taxpayers for the use of alternative fuel mixtures. In 2009 we began to use an alternative fuel mixture containing diesel fuel and "black liquor", a by-product of pulp production, at our Somerset and Cloquet mills. During the second calendar quarter of 2009, we were approved by the IRS as an alternative fuel producer. This tax credit expired on December 31, 2009.

        During fiscal 2010 and 2009, the Company filed claims for alternative fuel mixture credits covering eligible periods subsequent to February 2009 totaling US$ 51 million and US$ 87 million, net of fees and expenses, respectively and has reflected such amounts in the accompanying Group income statement in "Other operating expenses (income)". Cash received, net of fees and expenses paid by the Company during fiscal 2010 and 2009 totaled US$ 73 million and US$ 65 million, respectively. No receivables related to alternative fuel mixture credits were outstanding at the end of fiscal 2010. The Company considers the tax credits earned in fiscal 2010 and 2009 as fully taxable and treated them as such in the calculation of its tax provision in the consolidated financial statements.

Chemicals

        Major chemicals used by Sappi Fine Paper North America include clays, carbonates, latexes and plastic pigments, titanium dioxide, caustic soda, other pulping and bleaching chemicals and chemicals for the speciality business. Sappi Fine Paper North America purchases these chemicals from a variety of suppliers. Chemical supplies have tightened due to the rationalization of capacity over the last several years. Most of these chemicals are subject to price fluctuations based on a number of factors, including energy and crude oil prices, the availability of feedstocks, transportation costs and the specific market supply and demand dynamics.

Europe

Wood

        Sappi Fine Paper Europe purchases approximately 3,650,000 cubic meters of pulpwood per annum for its pulp mills (including the Acquired Business). The wood is purchased both on contract and in the open market. Wood supply contracts are fixed for one year in terms of volumes. Price agreements range from three months for wood chips to one year for logwood.

        Logwood and wood chips used in the Gratkorn TCF pulp mill are purchased through the Papierholz Austria GmbH joint venture arrangement amongst Sappi, the Norske Skog Bruck mill Zellstoff Pöls, and the Frantschach Group. We hold a 42.5% ownership interest in Papierholz.

        The wood chips used in the Lanaken CTMP plant are purchased through Sapin S.A. ("Sapin"), a 50% joint venture company which we operate together with Norske Skog. Sapin was initially formed on November 25, 1986, pursuant to a joint venture agreement between the predecessors of Sappi Lanaken and Norske Skog. Under the agreement, as amended in September 2003, the parties agree to utilize Sapin exclusively to furnish the entire wood requirements of the joint venture partners' affiliated mills.

        Under a wood supply agreement, M-real Corporation's parent company (Metsaliitto Group) will supply up to 704,000 cubic meters of wood annually, substantially all of which will be sourced in southern Finland, to the Kirkniemi mill for a minimum period of 12 years at market rates.

Pulp

        Sappi Fine Paper Europe produces approximately 51% of its pulp requirements. The remainder is mostly supplied through open market contracts, the biggest supplier being M-real Corporation who supply up to 463,000 tonnes of pulp per annum, for contracted periods of between 2 and 8 years.

Energy Requirements

        Sappi Fine Paper Europe's energy requirements are generally met by internal generation and external purchases of electricity, gas, biomass and, to a lesser extent, hard coal and oil. The delivery of electricity, natural gas, oil, coal and biomass is covered by various mid-term supply agreements.

        Since July 2007, Gratkorn has operated a combined heat and power plant ("CHP plant") on site and has become an exporter of about 10 megawatts of electricity.

        Substantially all of the electricity requirements of the Maastricht mill are satisfied by a 60 megawatt CHP plant, which was operated as a 50% joint venture (VOF Warmte / Kracht—Maastricht mill) between Sappi Fine Paper Europe and Essent until January 1, 2010. On this date, we acquired the remaining shareholding from Essent. The plant utilizes natural gas, which is procured from a local supplier at market prices. All surplus electrical energy generated is supplied to the national grid.

        The Nijmegen mill's electricity requirements are largely satisfied by its co-generation power plant. The Nijmegen mill purchases natural gas from a major European gas supplier and a small amount of electricity from the public grid.

        The Lanaken mill's energy requirements are generally met by purchases of natural gas and electricity. Certain of the energy requirements of the mill are furnished by a CHP plant, constructed and operated pursuant to the Albertcentrale N.V. joint venture arrangement between Sappi, the Belgian power company Electrabel and Rabo Energie. We hold a 49% ownership interest in the Albertcentrale facility and are obligated to purchase steam from the joint venture facility under a long-term supply agreement. The facility commenced operations in April 1997. Lanaken mill's electricity requirements are satisfied by a supply contract with the national utility company Electrabel.

        Alfeld and Ehingen generate about 50% of their power needs from renewable resources and the remainder is purchased from an Austrian power company.

        About half of the electricity and steam requirements of the Biberist mill is satisfied by a medium size on site CHP plant which is owned and operated through a co-operation with a Swiss utility company. The balance of the mill's power requirements is purchased externally.

        To a great extent, the electricity and steam requirements of the Kirkniemi mill are covered under a long-term supply agreement with Fortum Heat & Power, a large Finnish utility company. The energy is generated on site by a 100 megawatt CHP plant which is owned and operated by the utility company. The large amount of natural gas required to operate the CHP plant is delivered by Gasum, the national gas supplier. The balance of the mill's power requirements is met through purchases of electricity from the public grid. Biomass and natural gas are purchased for the generation of additional steam.

        Stockstadt generates about 50% of their power needs from renewable resources and the remainder is purchased from an Austrian power company. The mill's steam requirements are met through the usage of biomass and mineral coal as fuels.

Chemicals

        Major chemicals used by Sappi Fine Paper Europe include clays, carbonates, latexes, starches and chemicals for the speciality business. Sappi Fine Paper Europe purchases most of these chemicals from a portfolio of suppliers, and in only one case is Sappi Fine Paper Europe dependent on a sole source of supply. There are generally adequate sources of supply in the market. Most of these chemicals are subject to price fluctuations based upon a number of factors, including energy and crude oil prices, the availability of feedstocks, transportation costs and the specific market supply and demand dynamics.

Southern Africa

Wood

        Sappi Southern Africa manages directly or indirectly approximately 555,000 hectares of forestland in southern Africa. Approximately 378,000 hectares are forested, which produce approximately 67% of the timber required for this reporting segment's operations. Sappi Forests owns approximately 385,000 hectares and manages the majority of the remainder. Usutu Pulp cultivates 52,000 hectares of pine and eucalyptus on 66,000 hectares of land that is leased from the Swazi nation on a long-term lease agreement which is extendable to 2089. Sappi Forests presently has supply contracts for the timber from approximately 96,000 hectares of plantations planted by small growers with our technical and financial support. The remaining timber requirements are met through a number of significant medium-term contracts and open market purchases. During the 2007 and 2008 fire seasons, which were exacerbated by severe weather conditions, approximately 40,000 hectares of forests were affected by fire.

        A feasibility study for the establishment of plantations in Mozambique is at an advanced stage. We are awaiting the Mozambique government's response clarifying certain issues identified during the feasibility study.

Pulp

        Sappi Southern Africa, in aggregate, manufactures all of the pulp required in its papermaking operations, except minimal quantities of specialized pulps, and is a net seller of bleached and unbleached paper pulp. This vertical integration substantially reduces our exposure to fluctuations in the market price for pulp.

Energy Requirements

        Our energy requirements in southern Africa are principally met through the purchases of coal and electricity, supplemented by purchases of fuel, oil and gas. Coal, both for steam generation and electricity production, and oil are purchased on contract. Much of the energy demand is met by utilizing internally generated biomass and spent liquors from the pulping process. Electricity is supplied by Eskom, the state-owned electricity company, or generated internally. During the course of 2009, we commissioned a new electricity generating turbine unit at our Saiccor mill, and we now generate in excess of 50% of the total electricity requirements of the mill. This electricity is generated from bio-fuel and represents an increase of 30% in our internal generation capacity.

        In February 2010 NERSA, the National Energy Regulator of South Africa, announced that it had approved substantial tariff increases for electricity in South Africa for the years 2010 to 2012, effective from April 1, each year. In fiscal 2010 electricity purchased from Eskom amounted to approximately 17% (fiscal 2009: 13%) of the variable costs in the southern African operations.

Chemicals

        Major chemicals used by Sappi Southern Africa include caustic soda, calcium carbonates, latexes, starches, sulphur and sulphuric acid. Sappi Southern Africa purchases these chemicals from a variety of South African and overseas suppliers. There are generally adequate sources of supply, and in only one case are we dependent upon a sole source of supply. Most of these chemicals are subject to price and foreign currency fluctuations based upon a number of factors, including energy and crude oil prices, the availability of feedstocks, transportation costs and the specific market supply and demand dynamics.

 ENVIRONMENTAL AND SAFETY MATTERS

Environmental Matters

        We are subject to a wide range of environmental laws and regulations in the various jurisdictions in which we operate, and these laws and regulations have tended to become more stringent over time. Violations of environmental laws could lead to substantial costs and liabilities, including civil and criminal fines and penalties. Environmental compliance is an increasingly important consideration in our businesses, and we expect to continue to incur significant capital expenditures and operational and maintenance costs for environmental compliance, including costs related to reductions in air emissions such as carbon dioxide ("CO2") and other greenhouse gases ("GHG"), wastewater discharges and waste management. We closely monitor the potential for changes in pollution control laws and take actions with respect to our operations accordingly. See note 32 to our Group Annual Financial Statements included elsewhere in this Annual Report for more information.

North America

        Sappi Fine Paper North America is subject to stringent environmental laws in the United States. These laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and their respective state counterparts and implementing regulations. On June 29, 2009, the Commissioner of the Department of Inland Fisheries and Wildlife, State of Maine (the "Commissioner"), issued a decision requiring Sappi Fine Paper North America to install a fish passage at the Cumberland Mills dam associated with the Westbrook mill, the most downriver dam on the Presumpscot River. On May 12, 2010, the Commissioner accepted a conceptual design for the fish passage jointly proposed by the state, several non-governmental organizations and Sappi Fine Paper North America, and final detailed design drawings were submitted to the Commissioner on September 24, 2010. A final order approving the design was issued to Sappi Fine Paper North America on October 5, 2010. Pursuant to the order, construction of the fish passage must be completed by May 1, 2013. Costs associated with construction and relating engineering of this fish passage are estimated to be approximately US$ 4 million to US$ 5 million. Fish passage at the next dam upstream, the Saccarappa dam, must be operational two years after the Cumberland Mills dam fishway is completed, or during the spring of 2015. Installation of the Cumberland Mills dam fishway may also trigger, over a period of approximately ten years, the obligation to install fishways for at least some of Sappi Fine Paper North America's other four upstream dams as well, to allow natural fish migration and thus promote the restoration of native species to the river. The total cost of all fishways associated with Sappi's dams along the Presumpscot River is estimated to be in the range of approximately US$ 18 million to US$ 28 million, which includes costs expected to be incurred in the next several years for the fish passage on the Cumberland Mills and Saccarappa dams as well as estimated costs for upstream fishways which may be incurred in the future. Because construction of additional fishways depends on several future contingencies, including the results of data gathering on fish populations in the river, we do not know the precise timing for incurring related future costs, assuming such obligations are triggered.

        We closely monitor state, regional and Federal GHG initiatives and other regulatory developments in anticipation of any potential effects on our operations. Although the United States has not ratified the Kyoto Protocol, and has not yet adopted a Federal program for regulating GHG emissions, Congress is considering comprehensive Federal legislation regarding climate change, and various regional initiatives regarding emissions associated with climate change are in effect or proposed. In addition, the U.S. Environmental Protection Agency has finalized or proposed several rules relating to emissions reporting and emissions reductions, including a proposed rule known as the "Boiler MACT" which would establish new standards for emissions of hazardous air pollutants from commercial and industrial boilers. Significant capital expenditures could be required for emissions control equipment at our mills in order to comply with the Boiler MACT and/or other proposed rules regulating GHGs. The nature, scope and timing of any proposed legislation, including climate change legislation, is highly uncertain and, currently, we do not know what precise effect, if any, such legislation will have on our financial condition and operations.

Europe

        Our European facilities are subject to extensive environmental regulation in the various countries in which we operate. For example:

  •
  The Integrated Pollution Prevention and Control directive ("IPPC") regulates air emissions, water discharges and defines permit requirements and best available techniques ("BAT") for pollution control. The revised BAT reference documents ("BREFs") are expected to be finalized in 2011.

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

  •
  The EU Chemicals Regulation REACH (1907/2006/EC) intended to harmonize existing European and national regulations to provide a better protection of human health and our environment is not directly applicable to pulp and paper. It does however apply to a number of raw materials that we source. We will also register some intermediate substances in our pulp production processes. This registration was finalized in November 2010.

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

South Africa

        In southern Africa, the environmental regulatory legal framework is still evolving, as is the enforcement process. We work with government authorities in striving to find a balance between economic development and social and environmental considerations.

        The Minister of Water and Environmental Affairs considered it necessary to strengthen enforcement of legislation by the Environmental Management Inspectors (EMIs) in her department. The EMIs prioritized various sectors of industry and inspected those sectors in the course of the past four years. In 2008, 2009 and 2010, the EMIs focused attention on the pulp and paper sector, signaling more stringent enforcement for Sappi mills.

        In August 2008, the EMIs conducted a comprehensive inspection at our Ngodwana mill. No major findings were raised. The EMIs inspected our Enstra mill during October 2009 and carried out a subsequent follow up visit in August 2010. Following that visit there has been correspondence with the Department of Environmental Affairs regarding some aspects of Enstra's compliance with standards for atmospheric emissions; that communication is ongoing. The EMIs inspected our Tugela mill in October 2010. No oral findings were raised during the visit; a written report is expected within the next two months.

        The primary South African environmental laws affecting our operations are:

  •
  The National Water Act. This law addresses the water shortages in South Africa and relates to both our manufacturing and our forestry operations. Abstraction of water, discharge of effluent and management of forests are all regulated under a license system in which first allocations go to, among other things, human consumption, before allocations are made to agriculture, industry and forestry. All water use is subject to a charge.

  •
  The National Environmental Management Act. This law provides for the integration of environmental considerations into all stages of any development process. The Act includes a number of significant principles, such as private prosecution of companies in the interest of the protection of the environment and the establishment of aggressive waste reduction goals.

  •
  The National Environmental Management Act: Air Quality Act was promulgated in the beginning of 2005 and has now replaced the 1965 Atmospheric Pollution Prevention Act. The new Act will impose more stringent compliance standards on our operations over a period of five to ten years.

  •
  The National Environmental Management Act: Waste Act was enacted on July 1, 2009. The Waste Act regulates the use, re-use, recycling and disposal of waste and regulates waste management by way of a licensing system.

  •
  The Kyoto Protocol. South Africa has also ratified the Kyoto Protocol. We are investigating Clean Development Mechanism projects, as defined in the Kyoto Protocol, at South African mills.

        The requirements under these statutes, predominantly with respect to air emissions from our mills, will result in additional capital and operating expenditures, some of which may be significant. Our mills are in the process of obtaining air registration certificates from the authorities which will clarify the impact this will have on our business. The legislation is, however, expected to provide for a phase-in of the new standards; the impact on our mills is therefore expected to be distributed over the next five to ten years. We are in frequent contact with regulatory authorities during the phasing in of these requirements, in an attempt to manage the transition period.

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

        In South Africa, we must comply with a number of laws regulating workers' compensation for injuries and health and safety within the workplace, the most important of which is the Occupational Health and Safety Act and related regulations. Our South African businesses are audited every two years to evaluate compliance with this legislation. All Pulp and Paper mills, as well as Sappi Forests' plantations, are both OHSAS 18001:2007 and ISO 14001:2004 certified for health and safety management systems and environmental management systems, respectively.

ORGANIZATIONAL STRUCTURE

        Sappi Limited is the ultimate holding company of the Sappi Group. The following table sets forth significant subsidiaries and joint ventures owned directly or indirectly by Sappi Limited at September 2010.

Name	Trading Name	% Held*	Country of Incorporation	Nature of Business
Southern Africa
Sappi Management Services (Pty) Ltd	Sappi Management Services	100	South Africa	Management services
Sappi Southern Africa (Pty) Ltd(1)	Sappi Southern Africa or Sappi Manufacturing or Sappi Forest Products or Sappi Paper and Paper Packaging South Africa or Sappi Chemical Cellulose or Sappi Forests or Sappi ReFibre	100	South Africa	Pulp and paper manufacturer and forestry operations
Lereko Property Company (Pty) Ltd	Lereko Property Company	100	South Africa	Property holding
America
S.D. Warren Company	Sappi Fine Paper	100	United States	Pulp and paper manufacturer
Sappi Cloquet LLC	Sappi Fine Paper	100	United States	Pulp and paper manufacturer
Europe
PE Paper Escrow GmbH	PE Paper Escrow	100	Austria	Finance
Sappi Alfeld GmbH	Sappi Fine Paper	100	Germany	Pulp and paper manufacturer
Sappi Austria Produktions-GmbH & Co. KG	Sappi Fine Paper	100	Austria	Pulp and paper manufacturer
Sappi Deutschland GmbH	Sappi Fine Paper	100	Germany	Sales and marketing
Sappi Ehingen GmbH	Sappi Fine Paper	100	Germany	Pulp and paper manufacturer
Sappi Esus Beteiligungsverwaltungs GmbH	Sappi Fine Paper	100	Austria	Holding company
Sappi Europe S.A	Sappi Fine Paper	100	Belgium	European head office
Sappi Finland l Oy	Sappi Fine Paper	100	Finland	Pulp and paper manufacturer
Sappisure Försäkrings AB	Sappisure	100	Sweden	Captive Insurance company
Sappi Gratkorn GmbH	Sappi Fine Paper	100	Austria	Property company
Sappi Holding GmbH	Sappi Holding	100	Austria	Holding company
Sappi International S.A	Sappi International	100	Belgium	Treasury
Sappi Lanaken NV	Sappi Fine Paper	100	Belgium	Paper manufacturer
Sappi Lanaken Press Paper NV	Sappi Fine Paper	100	Belgium	Pulp and paper manufacturer
Sappi Maastricht B.V	Sappi Fine Paper	100	The Netherlands	Paper manufacturer
Sappi Nijmegen B.V.	Sappi Fine Paper	100	The Netherlands	Paper manufacturer
Sappi Papier Holding GmbH	Sappi Papier Holding or Sappi Fine Paper	100	Austria	Pulp and paper manufacturer Treasury and holding company
Sappi Schweiz AG	Sappi Fine Paper	100	Switzerland	Pulp and paper manufacturer
Sappi Stockstadt GmbH	Sappi Fine Paper	100	Germany	Pulp and paper manufacturer
Asia
Jiangxi Chenming Paper Co Ltd	Jiangxi Chenming	34	China	Operating Joint Venture

*
Voting power is in the same proportion as the percentage ownership held.

(1)
On October 12, 2010 Sappi Manufacturing (Proprietary) Limited changed its name to Sappi Southern Africa (Proprietary) Limited.

PROPERTY, PLANT AND EQUIPMENT

        For a description of the production capacity of our mills, see "Sappi Fine Paper" and "Sappi Southern Africa".

        For a description of the plantations we own or have recently sold, see "Sappi Southern Africa" and "Supply Requirements".

        For a description of our capital expenditures, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

        The following table sets forth the location and use of our principal headquarters, manufacturing and distribution facilities. These facilities are owned unless otherwise indicated.

Location	Use	Approximate Size(1)	Secured / Leased
Sappi Limited
Johannesburg, South Africa	Sappi Headquarters(2)	15,058 m2	Leased
Sappi Fine Paper
Sappi Fine Paper North America
Boston, Massachusetts	Headquarters(3)	3,245 m2	Leased
Skowhegan, Maine (Somerset mill)	Manufacturing facility: coated paper, softwood and hardwood pulp	1,076 ha	2014 Bond Collateral
Muskegon, Michigan	Former manufacturing facility and a warehouse(11)	49.8 ha
Westbrook, Maine	Manufacturing facility: speciality and release paper and research and development facility	123.4 ha
Cloquet, Minnesota	Manufacturing facility: coated paper and pulp(4)	420.1 ha	2014 Bond Collateral Partly Leased
Allentown, Pennsylvania	Coated paper sheeting facility	12.1 ha
Dayton, New Jersey	Distribution center(5)	3.3 ha	Leased
South Portland, Maine	Financial and customer service office(2)	4,500 m2	Leased
Sappi Fine Paper Europe
Brussels, Belgium	Headquarters(6)	0.4 ha	Leased
Gratkorn, Austria	Manufacturing facility: coated paper and pulp(10)	99.9 ha	2014 Bond Collateral, Partly Leased
Maastricht, Netherlands	Manufacturing facility: coated paper and research and development facility	12.8 ha	2014 Bond Collateral
Nijmegen, Netherlands	Manufacturing facility: coated paper	10.7 ha	2014 Bond Collateral
Lanaken, Belgium	Manufacturing facility: coated paper and pulp	32.6 ha
Alfeld, Germany	Manufacturing facility: coated paper, uncoated paper and pulp	33.3 ha
Ehingen, Germany	Manufacturing facility: coated paper and pulp	35.7 ha
Blackburn, England	Former manufacturing facility	36.0 ha
Wesel, Germany	Distribution center(7)	62.1 ha	Partly Leased
Stockstadt, Germany	Manufacturing facility: coated paper, uncoated paper and pulp	60.2 ha
Biberist, Switzerland	Manufacturing facility: coated paper and uncoated paper	78.7 ha
Kirkniemi, Finland	Manufacturing facility: coated paper and pulp	186.9 ha	2014 Bond Collateral
Sappi Southern Africa
Johannesburg, South Africa	Headquarters(9)
Sappi Chemical Cellulose
Umkomaas, South Africa	Manufacturing facility: chemical cellulose(8)	159.4 ha	Partly Leased

Location	Use	Approximate Size(1)	Secured / Leased
Sappi Paper and Paper Packaging
Ngodwana, South Africa	Manufacturing facility: linerboard, newsprint and kraft pulp	1,282.9 ha
Tugela, South Africa	Manufacturing facility: linerboard, corrugating medium, sackkraft and industrial kraft	914.4 ha
Cape Kraft, South Africa	Manufacturing facility: linerboard and corrugating medium	9.5 ha
Enstra, South Africa	Manufacturing facility: uncoated paper and hardwood pulp(8)	582.7 ha	Partly Leased
Stanger, South Africa	Manufacturing facility: coated paper, tissue and bagasse pulp(8)	55.4 ha	Partly Leased
Adamas, South Africa	Manufacturing facility: uncoated paper and recycled packaging paper	7.2 ha
Bunya, Swaziland (Usutu)	Leased to third party timber processor	45.0 ha
Sappi Forests
Barberton, South Africa (Lomati Sawmill)	Sawmill	24.6 ha

(1)
The approximate size measurement relates to, in the case of manufacturing and distribution facilities, the perimeter of the property on which the principal manufacturing or distribution facilities are situated and, in the case of offices, the interior office space owned or leased.

(2)
Subject to a lease expiring in 2015.

(3)
Subject to a lease expiring in 2011. Sappi Fine Paper North America signed a new lease for 2,964 m2 at a different location in Boston which expires in 2021.

(4)
A portion of the equipment is subject to lease agreements.

(5)
Subject to a lease expiring in 2015.

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

(11)
Muskegon ceased production on March 12, 2009.

Sappi Plantations

Hectares
Owned by us in South Africa	385,000
Leased by us or managed directly in South Africa	8,000
Projects in South Africa (owned and managed by farmers that we indirectly manage through technical advice and support)	96,000
Leased by us in Swaziland	66,000

Total	555,000

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

        The Group Annual Financial Statements including the applicable notes thereto, contained herein have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

        Our fiscal years operate on a 52 accounting week cycle, except every 6th fiscal year which includes an additional accounting week. Fiscal 2010, 2009, and 2008 operated on a 52 accounting week cycle.

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

        The Group has three reportable segments, namely Sappi Fine Paper North America, Sappi Fine Paper Europe, and Sappi Southern Africa. Sappi Fine Paper comprises the reporting segments Sappi Fine Paper North America and Sappi Fine Paper Europe. We also operate a trading network, called Sappi Trading, for the international marketing and distribution of chemical cellulose and market pulp throughout the world and for our other products in areas outside our core operating segments of Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Southern Africa. All sales and costs associated with Sappi Trading are allocated to the three reportable segments.

        Sales by source and destination for fiscal 2010, fiscal 2009 and fiscal 2008 were as follows:

	Sales by Source			Sales by destination
	2010	2009	2008	2010	2009	2008
	%
North America	21	24	28	22	24	29
Europe	55	54	46	48	48	40
Southern Africa	24	22	26	13	13	15
Far East and others	—	—	—	17	15	16

Total	100	100	100	100	100	100

        Sappi Fine Paper has a total paper production capacity of approximately 6 million tonnes per annum. Our Group is one of the global market leaders in the coated paper business with a capacity of approximately 5.5 million tonnes of coated woodfree paper and coated mechanical paper per annum.

        Our Group is approximately 95% integrated on a net pulp basis. This means that while some facilities are market buyers of pulp and others are market sellers, in the aggregate we produce less pulp than we use. By region, the South African operations are net sellers of pulp, Sappi Fine Paper North America produces slightly more pulp than it uses and the European operations are approximately 51% integrated. The expansion of our Saiccor mill in South Africa increased pulp production by approximately 200,000 tonnes. Approximately 70% of the wood requirements of Sappi Southern Africa are from sources either owned or managed by us. Both the North American and European operations are dependent on outside suppliers of wood for their pulp production requirements.

Beneficial Shareholding by Region

        On November 5, 1998, our American Depositary Receipts commenced trading on the New York Stock Exchange. Based on available information, as of September 23, 2010 we believe beneficial shareholding by region is as follows:

	September
	2010	2009	2008
	%
North America	16	12	17
Europe & elsewhere	13	13	14
Southern Africa	71	75	69

	100	100	100

Source: Registered addresses and disclosure by nominee companies, excluding the shares owned by a subsidiary of Sappi.

Principal Factors Impacting our Group Results

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

        Kangas closure.    On October 22, 2009 we announced it would enter into a consultation process with our Kangas mill employee representatives in response to the reduction in European consumption of coated magazine paper arising from the global recession. The mill had experienced a substantial amount of commercial downtime since the beginning of 2009 in response to this reduction in demand. As a result of this process, we closed the mill in January 2010. On July 7, 2010, we sold the Kangas mill land and buildings to M-real for € 13 million.

        Usutu closure.    The Usutu mill was closed on January 31, 2010. in response to adverse market conditions, as well as the cumulative severe impact of fire damage over the past few years. In particular, fires in August 2008 destroyed 40% of the Usutu timber crop. As a result, the Usutu Mill was no longer sustainable.

        Acquisition of M-real Corporation's coated graphic paper business.    On December 31, 2008, we acquired the coated woodfree and coated mechanical paper business from M-real Corporation. See "Item 3—Key Information—Risk Factors—Risks Related to the Acquisition" and "—Mill Closures, Acquisitions, Dispositions, Impairment and Joint Venture".

        Completion of the Sappi Saiccor expansion project.    In August 2006, we announced the expansion of the capacity at our Saiccor mill in South Africa, where chemical cellulose products are produced. The capacity of the mill was approximately 600,000 tonnes per annum. The expansion has increased capacity to approximately 800,000 tonnes per annum. Originally scheduled for completion in the first half of calendar 2008, the project was subject to delays and cost increases. The increased capacity came on-line in September 2008 and became fully operational in April 2009. As a result of the rapid decline in demand for chemical cellulose experienced since November 2008, we did not utilize all of the additional capacity initially and curtailed production in certain elements of the old plant while utilizing the new plant to improve efficiencies. Demand came back strongly in the latter half of the fiscal year, and the plant was operating at close to full capacity by the end of September 2009.

        Blackburn and Muskegon mill closure and cessation of production from PM 5 at Maastricht mill.    In August 2008, we announced that we had undertaken a review of our European production activities in response to overcapacity and significant input cost pressure, and in accordance with our strategy of maintaining an efficient asset base. In that context, we reached an agreement with labor representatives at our Blackburn mill on September 22, 2008, pursuant to which the mill closed on November 12, 2008 as no buyer could be found before that date. Production at the Blackburn mill stopped on October 17, 2008. On December 19, 2008 we also ceased production from PM 5 at our Maastricht mill. As a result of the closure of our Blackburn mill and the cessation of production from PM 5 at our Maastricht mill, our coated woodfree paper capacity has been reduced by 180,000 tonnes. Profitable products have been moved to other facilities in Europe. In light of significantly lower global demand for coated woodfree paper products, we permanently ceased operations at the Muskegon mill on April 1, 2009, and announced the closure of the Muskegon mill on August 26, 2009. See "—Mill Closures, Acquisitions, Dispositions, Impairment and Joint Venture".

Cyclical Nature of the Industry and Movement in Market Prices, Raw Materials and Input Costs

        The markets for pulp and paper products are cyclical, with sales prices significantly affected by factors such as changes in industry capacity and output levels, customer inventory levels and changes in the world economy. The pulp and paper industry has often been characterized by periods of imbalances between supply and demand, causing prices to be volatile. Prices also vary significantly by geographic region and product. Coated woodfree paper, our core product used for many types of publications, is susceptible to the highly cyclical advertising market, a major driver in our business. See

"—Markets" for a further discussion of the cyclical nature of the pulp and paper industry and movements in market prices. In addition, the purchase prices of many of the raw materials we use generally fluctuate in correlation with global commodity cycles. Other input costs, such as energy and fuel costs, vary depending on various factors, including local and global demand and seasonality. Worldwide economic conditions experienced a significant downturn during fiscal 2009 and into fiscal 2010, resulting in significant recessionary pressures and lower business and consumer confidence. As worldwide economic conditions improved throughout 2010, demand for our products improved, and market prices increased in our major markets. Market prices for pulp increased significantly in fiscal 2010 due to higher operating rates of paper manufacturers and a major earthquake in February which disrupted market pulp supply from Chile.

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

Coated Woodfree Paper

        Coated woodfree paper demand increased from fiscal 2006 to fiscal 2008 due to the upswing in world economic growth and resultant increase in advertising activities. The increase in coated woodfree paper demand continued during the first half of fiscal 2008, but global demand started to decline during the remainder of fiscal 2008, throughout fiscal 2009 and into fiscal 2010 due to a slowdown in the global economy. As certain world economies stabilized and returned to growth, so did demand for coated woodfree paper. In fiscal 2010, demand for coated woodfree paper was greater than in fiscal 2009, but still below fiscal 2008 levels.

 Global Coated Woodfree Paper Market Balance

Source: EMGE

        The global demand to capacity ratio for coated woodfree paper increased to approximately 95% in fiscal 2006 and averaged 94% through fiscal 2008, but declined to approximately 82% in fiscal 2009 due to the slowdown in the global economy. The demand to capacity ratio rose to approximately 90% in 2010 as global economic conditions improved in our major markets. No increases in industry capacity in Europe and North America were discernible during this period, with companies reluctant to undertake major new capital projects in these regions due to the poor returns being achieved. Despite global overcapacity, high Asian demand growth rates and availability of funding led to significant coated woodfree paper capacity additions between fiscal 2000 and fiscal 2010 in Asia, particularly in China.

        North American apparent consumption declined by 10% during fiscal 2008. Demand declined by a further 26% in fiscal 2009 compared to fiscal 2008 largely as a result of the global economic recession. In fiscal 2010, as economic conditions improved, demand for our products improved by 12% compared to fiscal 2009. Coated woodfree paper prices in North America decreased during fiscal 2010 compared to fiscal 2009, with a decrease of approximately 7% in the grade that represents the largest end use of coated woodfree paper, Number 3 60lb rolls.

        In Europe, demand for coated woodfree paper grew by 1% in fiscal 2010 compared to fiscal 2009. Industry shipments however, which include export volumes, grew 7% in the same period. Demand grew 2% in fiscal 2007 and was flat in fiscal 2008. Deteriorating economic conditions in 2009 led to a severe reduction in demand for coated fine paper of approximately 17%. Due to global overcapacity and low demand for coated woodfree paper, manufacturers announced closures of approximately 1.7 million tonnes of coated woodfree paper capacity in 2008 and 2009. These closures positively affected the supply / demand relationship in Europe and around the world.

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

Source: AF&PA & Cepifine
United States short tons converted to tonnes.

        The price history for benchmark coated woodfree grades in North America and Europe is shown in the following chart:

Benchmark Coated Woodfree Paper Prices for North America and Europe

Source: RISI (Resource Information System Inc)

        Prices are list prices. Actual transaction prices could differ.

Coated Woodfree Paper—North America

        Sappi Fine Paper North America's average price realized in fiscal 2010 decreased by US$ 2 per tonne, to US$ 1,014, compared to fiscal 2009. Although realized prices were lower than last year, prices showed an improving trend over the course of the fiscal year as economic conditions improved and demand for our products grew.

        In September 2009, Sappi, together with NewPage Corporation, Appleton Coated LLC and the United Steelworkers of America (USW) filed antidumping and countervailing duty petitions covering imports of certain coated papers from the People's Republic of China and Indonesia. In March 2010, the US Department of Commerce (US DOC) issued preliminary determinations finding Chinese and Indonesian producers had caused harm to US coated paper manufacturers. In October, 2010, the US International Trade Commission (US ITC) ruled in favor of the Commerce decision, finalizing the case. Starting in November 2010, the US DOC has been issuing duty orders on coated paper arriving in the US from China ranging from 27.1% to 338.7%. For Indonesian importers, duty orders are in place for 38% import duty.

Coated Woodfree Paper—Europe

        In fiscal 2010 the average prices realized for our European business decreased by € 15/tonne compared to fiscal 2009 but showed an improving trend over the course of the year. The average price for the whole of fiscal 2010 was € 702/tonne but reached € 753 in our fourth fiscal quarter. Prices for coated woodfree paper in Europe have been rising steadily throughout the year on firm local demand and rising export volumes. Sales prices in Europe are impacted by the movement in the US$ / euro exchange rate as explained in more detail in the analysis of sales development by region contained in "Operating and Financial Results—Sales".

Coated Mechanical Paper—Europe

        European deliveries of coated magazine paper increased 5.5% in fiscal 2010 compared to fiscal 2009 while average market prices declined by 10%. Demand for coated mechanical paper declined by 19.7% in fiscal 2009 compared to fiscal 2008. Demand in fiscal 2010 increased from last year based off the low levels experienced in the global economic recession in fiscal 2009. Prices fell for coated mechanical paper in Europe but showed an improving trend toward the end of the fiscal year. Sales prices in Europe are impacted by the movement in the US$ / euro exchange rate as explained in more detail in the analysis of sales development by region contained in "Operating and Financial Results—Sales".

Pulp

        Average NBSK pulp prices increased by 36% in fiscal 2010 compared to fiscal 2009. An earthquake in Chile in February 2010 disrupted market pulp supply which pushed market prices upward. Worldwide producer inventory levels for market pulp remained at or near 10-year low levels throughout the fiscal year. The global economic recession in fiscal 2009 led to decreases in demand for paper and subsequently, market pulp. The NBSK pulp price fell 25% in fiscal 2009 compared to fiscal 2008.

        Since we sell roughly as much pulp as we purchase, fluctuations in market pulp prices have a marginal direct impact on our overall profitability. At a divisional level, pulp prices do, however, affect profitability since Sappi Fine Paper Europe is a net buyer of hardwood pulp and Sappi Southern Africa and Sappi North America are net sellers of hardwood pulp.

        The price of NBSK and Bleached Hardwood Kraft pulp (BHKP) is depicted in the following chart:

PIX Benchmark Pulp Prices

Source: PIX (Index from Foex Indexes Ltd)

        Chemical cellulose accounts for the majority of our third-party pulp sales. The chemical cellulose produced at our Saiccor mill in South Africa is used principally as an input in the production of various textiles, microcrystalline cellulose for the food and pharmaceutical industries, and acetate flake used in the manufacturing of acetate tow for cigarette filter tips. The movement in price of certain chemical cellulose grades is linked to the price of NBSK. Higher technical specifications allow chemical cellulose to typically trade at a premium to NBSK. BHKP generally sells at a lower price than NBSK. While demand for chemical cellulose remained strong during fiscal 2008, sales during that period were at a lower level as compared to the prior year, primarily as a result of a shortfall in production volumes. Starting in November 2008 we experienced a rapid decline in demand for chemical cellulose which reversed in March 2009 and by the end of fiscal 2010 the Saiccor mill was operating at full capacity. Prices in US dollar steadily increased year on year from fiscal 2006 to fiscal 2008. NBSK prices have declined from an average price of US$ 876 per metric tonne for fiscal 2008 to US$ 577 per metric tonne in March 2009, and have subsequently increased to US$ 971 per metric tonne by the end of September 2010.

        During 2009 the full impact of the 365,000 tonnes per annum Bahia Chemical Cellulose plant expansion in Brazil and the 175,000 tonnes per annum AVNackawic expansion in Canada were felt in the market. Both plants were commissioned in the latter part of 2008. These capacity increases were balanced by the full effect of the reduction in capacity at the 90,000 tonnes per annum Baikalsk plant in Russia and the 100,000 tonnes per annum Kotlas plant in Russia. The Kotlas plant was permanently shut during 2008 while the Baikalsk plant was only temporarily shut. In 2009 Domsjo of Sweden added approximately 20,000 tonnes per annum to its capacity while Sovetsky in Russia shut its 80,000 tones per annum plant.

        In 2010 the Baikalsk plant in Russia restarted production while the 180,000 tonnes per annum P.T. Toba plant in Indonesia, which had been switched to run on paper grade pulp, recommenced producing chemical cellulose at an estimated rate of around 140,000 tonnes per annum. Furthermore, China increased its chemical cellulose capacity by 40,000 tonnes per annum, mainly from an increase in pulp from Bamboo.

 Currency Fluctuations

        The principal currencies in which our subsidiaries conduct business are the US dollar (US$), euro (€) and South African Rand (ZAR). Although the reporting currency is the US$, a significant portion of the Group's sales and purchases are made in currencies other than the US$. In Europe and North America, sales and expenses are generally denominated in euro and US$, respectively; however, pulp purchases in Europe are primarily denominated in US$. In South Africa, costs incurred are generally denominated in ZAR, as are local sales. Exports from the South African businesses to other regions, which in local currency represented approximately 47% of net sales in fiscal 2010 (fiscal 2009: 44%; fiscal 2008: 43%), are denominated primarily in US$.

        The appreciation of the ZAR or the euro against the US$ tends to diminish the value of exports from South Africa and Europe in local currencies, while depreciation of these currencies against the US$ has the opposite impact. Since expenses are generally denominated in local currencies, the depreciation of the US$ has a negative effect on gross margins on exports sales as well as those domestic sales which are priced relative to international US$ prices. The appreciation of the US$ has the opposite impact. In North America, the depreciation of the US$ against the euro or Asian currencies has a positive effect on sales volumes and margins, due to high levels of imports of coated woodfree paper in the market, which are adversely affected by such depreciation, and the favorable impact on exports of coated woodfree paper and release paper. The Group's consolidated financial position, results of operations and cash flows may be materially affected by movements in the exchange rate between the US$ and the respective local currencies to which subsidiaries are exposed. The principal currencies in which subsidiaries conduct business that are subject to the risks described in this paragraph are the euro and ZAR. The following table depicts the average and year end exchange rates for the ZAR and euro against the US$ used in the preparation of our financial statements in fiscal 2010, fiscal 2009 and fiscal 2008:

	Average rates			Closing rates
Exchange rates	2010	2009	2008	2010	2009	2008
ZAR / US$	7.4917	9.0135	7.4294	7.0190	7.4112	8.0751
US$ / EUR	1.3658	1.3657	1.5064	1.3491	1.4688	1.4615

 Exchange Rate Trends

Source: Thomson Reuters
US$ 1 = ZAR, EUR 1 = US$.

        The profitability of certain of our South African operations is directly dependent on the ZAR proceeds of their US$ exports. Selling prices in the local South African market are also influenced by pricing of foreign currency imports.

        The translation of our annual results into the reporting currency (US$) from local currencies tends to distort comparisons between fiscal periods due to the volatility of currency exchange rates. On average, the euro remained stable against the US$ in fiscal 2010 and fiscal 2009, while the ZAR strengthened in fiscal 2010 returning approximately to fiscal 2008 average levels against the US$ after having weakened to an average of ZAR 9.01 / US$ in fiscal 2009. The impact of these currency movements increased reported sales in US$ by US$ 264 million for fiscal 2010, reduced reported sales in fiscal 2009 by US$ 547 million and increased reported sales by US$ 259 million in fiscal 2008. The impact of currency translation effects on our results of operations are described in "Operating Results—Sales" and "Operating expenses".

 Inflation and Interest Rates

        The graph below summarizes the South African inflation and interest rates, as well as the South African Reserve Bank lending rate (repo rate).

South African Inflation and Interest Rates

Source: Nedbank

        In the United States and Europe inflation rates were relatively stable until 2008, and accordingly had a lesser impact on our North American and European businesses. In view of the global financial and economic crisis inflation rates declined sharply starting in late calendar 2008 and continued declining in the first half of calendar 2009 before rising again in late calendar 2009 and early 2010. Short term interest rates declined sharply in 2008 and early calendar 2009, as central banks reacted to the sharp decline in economic activity, and remained at their low levels during the second half of calendar 2009 and calendar 2010. The table below depicts the fiscal period average United States three month Libor.

United States 3 Month Average Libor

        The fiscal period average three-month Euribor interest rate in Europe is depicted below. The low short-term interest rates in the United States and Europe continue to represent a significant interest rate differential when compared to South Africa's 6% repurchase rate as determined by the South African Reserve Bank, and could result in further short-term strengthening of the ZAR.

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

European 3 Month Average Euribor

        The Group is exposed to interest rate risk as it borrows funds at both fixed and floating interest rates. The Group monitors market conditions and may utilize approved interest rate derivatives to alter the existing balance between fixed and variable interest rate loans in response to changes in the interest rate environment. Hedging of interest rate risk for periods greater than one year is only allowed if income statement volatility can be minimized by means of hedge accounting, fair value accounting or other means. As at September 2010 no fixed to floating interest rate swaps were in place and one floating to fixed interest rate swap was in place to hedge the funding provided by the South African securitization program.

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

        For further information, see note 29 to our Group Annual Financial Statements included elsewhere in this Annual Report for a detailed explanation.

South African Economic and Political Environment

        Sappi Limited is a public company incorporated in South Africa. We have significant operations in South Africa, which accounted for 24% of our net sales in fiscal 2010, 22% of our net sales in fiscal 2009 and 25% of our net sales in fiscal 2008. See"Operating Results" for the proportion of South African operating profit to total profit.

        South Africa features a highly developed, sophisticated "first world" infrastructure at the core of its economy. Econometrix, a provider of economic analysis and forecasting for the South African economy, forecasts the South African GDP to grow by 3.1% in calendar 2010 and by a further 3.7% in calendar 2011. South Africa's long-term foreign currency investment ratings have remained constant over the last year at Baa1 from Moody's Investor Services Inc. and at BBB+ from Standard & Poor's Rating Service (S&P). In October 2009, exchange control regulations were relaxed by increasing the offshore investment allowance for individuals from ZAR 2 million to ZAR 4 million and for businesses from ZAR 50 million to ZAR 500 million per company per annum. From November 2009, the limit on advance payments for committed imports was abolished and the 180 day rule regarding the compulsory conversion of foreign currency held in CFC (customer foreign currency) accounts into the local currency by businesses was abolished. See "Item 10—Additional Information—Exchange Controls".

        South Africa completed 16 years of democracy in calendar 2010; however, the country continues to face challenges in overcoming substantial differences in levels of economic and social development among its people. Access to land, poverty, unemployment, crime and a growing prevalence of HIV / AIDS are some of the social and economic factors that affect businesses operating in this country.

        The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. The South African Government has previously set numerous cut-off dates to settle all land claims, but been unable to meet these dates, with the latest deadline being 2015. This process is expected to continue for many years. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues. To date we have been notified of 77 formal land claims against us, of which 40 are in Mpumalanga and 37 are in KwaZulu-Natal. Three of these claims are in the process of being settled in KwaZulu-Natal. The remaining claims have not been finalized and are still under investigation by the Regional Land Claims Commissioner.

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

        Our HIV / AIDS response strategy places special emphasis on testing and counseling to ensure that staff is informed with regard to their HIV / AIDS status to enable them to make informed decisions as to their life choices. Since August 2002, our medical care for employees has included treatment to prevent mother to child transmission. Anti-retroviral treatment has been offered to HIV-infected permanent employees from the beginning of 2003. We have also extended our voluntary counseling and testing (VCT) programs, and are offering an HIV test to every employee who visits the clinics for a medical examination. We estimate that approximately 58% of our employees that are HIV / AIDS positive participate in our HIV / AIDS managed care programs, which is an improvement on the prior year's participation rate (56%).

        The government and organized business have taken a number of steps in recent years to increase the participation of Black people in the South African economy. To this end, the Employment Equity Act (No. 55 of 1998), the Skills Development Act (No. 97 of 1998) and the Preferential Procurement Policy Framework Act (No. 5 of 2000) were promulgated. The Broad-Based Black Economic Empowerment Act (No. 53 of 2003) has formalized the country's approach to distributing skills, employment and wealth more equitably between races and genders. BEE focuses on increasing equity in ownership, management and control of businesses, and improving Black representation in all levels of employment. It also promotes the development of skills within a business, the nurturing of Black entrepreneurship through preferential procurement and enterprise development, and the uplifting of communities through social investment.

        In February 2007, the BEE scorecard as set out in the Codes of Good Practice published by the Department of Trade and Industry was streamlined and simplified without affecting their intended objectives. Our South African businesses were evaluated by Empowerdex, an independent BEE certification agency, against the Department of Trade and Industry's generic BEE scorecard and we achieved a score of 41 points with an overall BEE status of a "level seven contributor" (B rating) and a preferential procurement recognition level of 50%. In July 2009 Empowerdex undertook the second verification of the South African businesses' BEE scorecard, and we improved our rating to a score of 54 points and an overall BEE status of a "level six contributor" (BB rating) and a preferential procurement recognition level of 60%.

        The Forest Sector Charter was gazetted in June 2009 as the "Forest Sector Code". This Charter applies to all enterprises involved with commercial forestry and the first level processing of wood products. Our South African businesses are signatories to this charter via their membership of both Forestry South Africa (FSA) and the Paper Making Association of South Africa (PAMSA). This charter sets the objectives and principles for BEE, and includes the scorecard and targets to be applied within the industry, as well as certain undertakings by government and the private sector (or South African forestry companies) to assist the forestry industry to achieve its BEE targets. With effect from calendar 2010, our South African businesses were evaluated against the Forest Sector's BEE scorecard.

        In June 2010, Sappi completed a BEE transaction whereby ordinary and "A" ordinary shares equivalent to 4.5% of Sappi Limited were issued to its strategic empowerment partners, and to various trusts for the benefit of its black managers, its employees and growers/communities in the geographic areas where Sappi's South African businesses have operations. The value of the BEE transaction (approximately ZAR 814 million, US$ 115 million) corresponds to an effective 30% interest in Sappi Southern Africa, which meets the requirements of Forest Sector Charter and BEE legislation in general.

        For further information on the BEE transaction, see "Item 7—Major Shareholders and Related Party Transactions"

        In September 2010, Empowerdex verified the South African businesses' against the Forestry Sector's BEE scorecard for the first time, and we further improved our rating to a score of 75.2 points with an overall BEE status of a "level three contributor" (AA rating) and a preferential procurement recognition level of 110%. As a result, 110% of the value of all purchases from our South African businesses qualify as preferential procurement spend in a customer's BEE scorecard. Preferential procurement is used to drive transformation throughout the South African economy in that many customers will only buy from high BEE scorecard suppliers to boost their own BEE scorecard ratings.

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

        The South African constitution guarantees ownership rights of assets, and it is the stated intent of the constitution that transfer of ownership will occur at market prices. It should be noted that BEE equity participation need not necessarily occur at the corporate level, and can be effected at divisional, business unit or lower levels. Because the BEE Act sets forth a framework for plans rather than specific requirements or goals, it is not possible to predict whether or how our business or assets may be impacted.

        For further information, see "Item 4—Information on the Company—History and Development of the Company" and "Item 3—Key Information—Risk Factors".

Environmental Matters

        We operate in an industry subject to extensive environmental regulations. Typically, we do not separately account for environmental operating expenses but do not anticipate any material expenditures related to such matters. We do separately account for environmental capital expenditures. See note 32 to our Group Annual Financial Statements included elsewhere in this Annual Report for a discussion of these matters.

        For further information, see "Item 4—Information on the Company—Environmental and Safety Matters".

Operating Results

Financial Condition and Results of Operations

        The operations of the Group are organized into the following three reportable segments: (for a more detailed description of the operations of the Group, see "Item 4—Information on the Company—Business Overview"):

  •
  Sappi Fine Paper North America

  •
  Sappi Fine Paper Europe

  •
  Sappi Southern Africa

        The Sappi Fine Paper business comprises the two reportable segments, Sappi Fine Paper North America and Sappi Fine Paper Europe.

        The Sappi Southern Africa reportable segment includes the following divisions: Sappi Paper and Paper Packaging, Sappi Chemical Cellulose, and Sappi Forests. Sappi Paper and Paper Packaging consists of three fine paper mills, three paper packaging mills and the Sappi ReFibre operation. The volume, revenue and cost relationship within the Sappi Forests business is substantially different to that of the paper and chemical cellulose businesses which form part of this segment.

        Corporate, profit or losses from our Chinese joint venture and costs related to non-manufacturing entities which form part of the Sappi Group are not included in the reportable segments mentioned above, and are disclosed as Unallocated and eliminations in the segmental reporting.

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

  •
  maintenance;

  •
  fair value adjustment on plantations, representing an accounting fair value adjustment of the timber assets of the Sappi Forests operation, which is mainly impacted by historical timber selling prices, costs associated with standing timber values, costs of harvesting and delivery, the estimated growth rate or annual volume changes in the plantations and discount rates applied; and

  •
  other overheads.

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

  •
  restructuring provisions raised (released) and closure costs; and

  •
  alternative fuel mixture tax credits in the United States.

  Overview

        This overview of the Group's operating results is intended to provide context to the discussion and analysis which follow. General trends are being highlighted here, with a detailed discussion and analysis in separate sections below. The Group's results reflect the Acquired Business from December 31, 2008, the date of the closing of the Acquisition, as further specified in note 33 to our Group Annual Financial Statements for fiscal 2010, included elsewhere in this Annual Report.

        The key indicators of the Group's operating performance are:

Key figures	2010	2009	2008
	US$ million (except for share amounts)
Sales	6,572	5,369	5,863
Operating profit / (loss)	341	(73)	314
Special items(1)	(2)	106	52
Operating profit excluding special items	339	33	366
Basic earnings / (loss) / per share (US cents)	13	(37)	28

(1)
Please see "Item 3—Key Information—Selected Financial Data" for a discussion of our use of Operating profit (loss) excluding special items and its usefulness for investors.

        The following table reconciles operating profit (loss) excluding special items to net profit (loss).

	Year Ended September
	2010	2009	2008
	(US$ in million)
Net profit (loss)	66	(177)	102
Taxation charge (benefit)	20	(41)	86
Net finance costs	255	145	126

Operating profit (loss)	341	(73)	314
Special items—(gains) losses	(2)	106	52

Operating profit (loss) excluding special items	339	33	366

Plantation price fair value adjustment	(31)	67	(120)
Restructuring provisions raised (released)	46	34	41
(Profit) loss on disposal of property, plant & equipment	(5)	(1)	(5)
Asset (impairment reversals) impairments	(10)	79	119
Alternative fuel mixture tax credits	(51)	(87)	—
Integration costs	—	3	—
Black Economic Empowerment transactions charge	23	—	—
Fire, flood, storm and related events	26	11	17

Total Special items	(2)	106	52

        Movements in operating profit and operating profit excluding special items are explained below.

        Segment contributions to operating profit were as follows:

Operating Profit / (Loss)	2010	2010 vs. 2009	2009	2009 vs. 2008	2008
	(US$ million)
Sappi Fine Paper North America	180	127	53	(39)	92
Sappi Fine Paper Europe	72	139	(67)	(3)	(64)
Sappi Southern Africa	112	167	(55)	(334)	279
Unallocated and eliminations(1)	(23)	(19)	(4)	(11)	7

Total	341	414	(73)	(387)	314

(1)
Includes the Group's treasury operations, the self-insurance captive and the investment in the Jiangxi Chenming joint venture.

Special items (Gain) / Loss	2010	2009	2008
Sappi Fine Paper North America	(56)	(55)	3
Sappi Fine Paper Europe	4	79	119
Sappi Southern Africa	22	72	(70)
Unallocated and eliminations(1)	28	10	—

Total	(2)	106	52

(1)
Includes the Group's treasury operations, the self-insurance captive and the investment in the Jiangxi Chenming joint venture.

Operating Profit / (Loss) excluding special items	2010	2010 vs. 2009	2009	2009 vs. 2008	2008
	(US$ million)
Sappi Fine Paper North America	124	126	(2)	(97)	95
Sappi Fine Paper Europe	76	64	12	(43)	55
Sappi Southern Africa	134	117	17	(192)	209
Unallocated and eliminations(1)	5	(1)	6	(1)	7

Total	339	306	33	(333)	366

(1)
Includes the Group's treasury operations, the self-insurance captive and the investment in the Jiangxi Chenming joint venture.

        Special items for the Group in fiscal 2010 and fiscal 2009 are generally summarized below:

        Plantation price fair value:    This relates to an accounting fair value adjustment of the timber assets of Sappi Forests and Usutu Forests. This fair value adjustment is mainly impacted by timber selling prices, cost associated with standing timber values and harvesting and delivery, and discount rates applied. The parameters applied are all market related. The impact was a positive US$ 31 million in fiscal 2010 and a negative impact of US$ 67 million in fiscal 2009. For further information see "—Critical Accounting Policies and Estimates".

        Impairment and restructuring charges:    In fiscal 2010 operating profit was positively impacted by asset impairment reversals of US$ 10 million, which comprised the reversal of a portion of the fiscal 2009 impairment of the coated mechanical paper business unit in Europe, which negatively impacted operating profit in that year (US$ 74 million). Fiscal 2009 operating profit was further negatively impacted by the impairment of the Usutu mill in southern Africa (US$ 5 million).

        In fiscal 2010 operating profit was negatively impacted by restructuring charges of US$ 46 million, which related to the closure of the Usutu mill in southern Africa and the Kangas mill in Europe. The fiscal 2009 operating profit was negatively impacted by restructuring charges of US$ 34 million which related mostly to the closure of the Muskegon mill in the United States.

        Alternative fuel mixture tax credits:    The U.S. Internal Revenue Code allowed an excise tax credit to taxpayers for the use of alternative fuel mixtures. In 2009 we began to use an alternative fuel mixture containing diesel fuel and "black liquor", a by-product of pulp production, at our Somerset and Cloquet mills. During the second calendar quarter of 2009, we were approved by the IRS as an alternative fuel producer. The tax credit expired on December 31, 2009.

        During fiscal 2010 and 2009, the Company filed claims for alternative fuel mixture credits covering eligible periods subsequent to February 2009 totaling US$ 51 million and US$ 87 million, net of fees and expenses, respectively and has reflected such amounts in the accompanying Group income statement in "Other operating expenses (income)". Cash received, net of fees and expenses paid by the Company during fiscal 2010 and 2009 totaled US$ 73 million and US$ 65 million, respectively. No receivables related to alternative fuel mixture credits were outstanding at the end of fiscal 2010. The Company considers the tax credits earned in fiscal 2010 and 2009 as fully taxable and treated them as such in the calculation of its tax provision in the consolidated financial statements.

        BEE charges:    Charges related to a BEE transaction completed during fiscal 2010 amounted to US$ 23 million. This transaction is explained in more detail in the section titled "South African Economic and Political Environment" above and in Item 7 "—Major Shareholders and Related Party Transactions".

        Fire, Flood and Storm Damage:    During fiscal 2010 operating profit was negatively impacted by a fire in our Stockstadt mill in Europe (US$ 21 million) and storm damage to various southern African business units (US$ 5 million).

        During fiscal 2009 the southern African business experienced devastating fires across a wide area of afforested land and some flooding at the Saiccor mill. The cost of these damages was US$ 11 million in fiscal 2009.

  Group

  Comparing fiscal 2010 with fiscal 2009

        The Operating loss of US$ 73 million recorded in fiscal 2009 improved to an Operating profit of US$ 341 million in fiscal 2010.

        Operating profit in fiscal 2010 was negatively affected by net special items of US$ 2 million compared to a positive impact of net special items in fiscal 2009 of US$ 106 million. Special items in fiscal 2010 included a favorable plantation fair value price adjustment (US$ 31 million), asset impairment reversals (US$ 120 million) and alternative fuel mixture tax credits earned in North America (US$ 51 million). These positive special items were offset by restructuring charges (US$ 46 million), BEE charges (US$ 23 million) and fire and flood damage (US$ 26 million).

        Operating profit excluding special items increased in fiscal 2010 to US$ 339 million from US$ 33 million in fiscal 2009. This significant improvement was mainly due to increased demand and sales volumes in the Group's major markets and increased average selling price for some of our major products.

  Comparing fiscal 2009 with fiscal 2008

        Operating profit declined from US$ 314 million in fiscal 2008 to a loss of US$ 73 million for fiscal 2009.

        Operating profit in fiscal 2009 was adversely affected by special items which included an unfavorable plantation fair value price adjustment (US$ 67 million), restructuring charges (US$ 34 million), asset impairment charges (US$ 79 million) and fire and flood damage (US$ 11 million) which were partly offset by alternative fuel mixture tax credits earned in North America (US$ 87 million).

        Operating profit excluding special items decreased in fiscal 2009 to US$ 33 million from US$ 366 million in fiscal 2008. This significant decline was mainly due to declines in sales volumes and selling prices in the Group's major markets, which were driven by decreased demand for all major products.

  Sappi Fine Paper North America

  Key figures:

	2010	2009	2008
	(US$ million)
Operating profit	180	53	92
(Profit) loss on disposal of property, plant & equipment	(3)	—	(1)
Asset (impairment reversals) impairments	(2)	—	4
Alternative fuel mixture tax credits	(51)	(87)	—
Restructuring provisions raised (released)	—	31	—
Fire, flood, storm and related events	—	1	—

Operating profit excluding special items	124	(2)	95

  Comparing fiscal 2010 with fiscal 2009

        Operating profit increased from US$ 53 million in fiscal 2009 to US$ 180 million in fiscal 2010.

        The operating profit for fiscal 2010 included favorable net special items of US$ 56 million and consisted mainly of alternative fuel mixture tax credits earned (US$ 51 million).

        Operating profit excluding special items improved to US$ 124 million in fiscal 2010 from an operating loss excluding special items in fiscal 2009 of US$ 2 million. This significant improvement was mainly due to increased sales volumes, a reduction in variable cost per tonne and a reduction in fixed costs.

  Comparing fiscal 2009 with fiscal 2008

        Operating profit decreased from US$ 92 million in fiscal 2008 to US$ 53 million in fiscal 2009.

        The operating profit in fiscal 2009 included favorable net special items of US$ 55 million which consisted mainly of alternative fuel mixture tax credits earned (US$ 87 million), offset by restructuring charges for the closure of the Muskegon mill (US$ 27 million) and other restructuring charges (US$ 4 million).

        The operating profit excluding special items declined to a loss of US$ 2 million in fiscal 2009 from an operating profit excluding special items in fiscal 2008 of US$ 95 million. This decrease was mainly due to a significant decrease in demand for our major products and therefore a decrease in sales volumes, a decrease in average selling prices, offset by reductions in variable costs and fixed costs.

  Sappi Fine Paper Europe

  Key figures:

	2010	2009	2008
	(US$ million)
Operating (loss) profit	72	(67)	(64)
(Profit) loss on disposal of property, plant & equipment	(2)	1	(1)
Asset (impairment reversals) impairments	(10)	74	78
Self insurance	(22)	—	—
Restructuring provisions raised (released)	17	1	41
Fire, flood, storm and related events	21	—	1
Integration costs	—	3	—

Operating profit excluding special items	76	12	55

  Comparing fiscal 2010 with fiscal 2009

        Operating profit improved from a loss of US$ 67 million in fiscal 2009 to an operating profit of US$ 72 million in fiscal 2010.

        The operating profit for fiscal 2010 included unfavorable net special items of US$ 4 million which included restructuring charges for the closure of the Kangas mill (US$ 17 million), costs related to fire damage at our Stockstadt mill (US$21 million) offset by self insurance recoveries (US$22 million) and the reversal of asset impairment charges (US$ 10 million).

        Operating profit excluding special items improved to US$ 76 million in fiscal 2010 from an operating profit excluding special items in fiscal 2009 of US$ 12 million. This significant improvement was mainly due to improved market demand for our products which lead to increased sales volumes offset by increases in variable costs and fixed costs.

  Comparing fiscal 2009 with fiscal 2008

        Operating profit decreased from a loss of US$ 64 million in fiscal 2008 to loss of US$ 67 million in fiscal 2009.

        The operating loss in fiscal 2009 included unfavorable net special items of US$ 79 million which consisted mainly of asset impairments (US$ 74 million).

        The operating profit excluding special items declined to US$ 12 million in fiscal 2009 from an operating profit excluding special items in fiscal 2008 of US$ 55 million. This decrease was mainly due to an 8% decrease in average selling prices and increased fixed costs, offset by increased sales volumes and a reduction in variable cost per tonne. The increase in sales volume and fixed costs were mainly due to the inclusion of the Acquired business in fiscal 2009.

  Sappi Southern Africa

  Key figures:

	2010	2009	2008
	(US$ million)
Operating profit (loss)	112	(55)	279
Plantation price fair value adjustment	(31)	67	(120)
(Profit) loss on disposal of property, plant & equipment	—	(2)	(3)
Asset (impairment reversals) impairments	2	5	37
Self insurance	—	(10)	—
Restructuring provisions raised (released)	23	2	—
Fire, flood, storm and related events	5	10	16
BEE transaction charge	23	—	—

Operating profit excluding special items	134	17	209

  Comparing fiscal 2010 with fiscal 2009

        Operating profit improved from a loss of US$ 55 million in fiscal 2009 to an operating profit of US$ 112 million in fiscal 2010.

        The operating profit for fiscal 2010 included unfavorable net special items of US$ 22 million which consisted mainly of a favorable plantation price fair value adjustment (US$ 31 million), offset by BEE charges (US$ 23 million) and restructuring charges for the closure of the Usutu mill (US$ 23 million).

        Operating profit excluding special items improved to US$ 134 million in fiscal 2010 from an operating profit excluding special items in fiscal 2009 of US$ 17 million. This significant improvement was mainly due to increased sales volumes in our chemical cellulose business, increased average selling prices for our pulp and paper operations, a decrease in variable input cost per tonne offset by an increase in fixed costs.

  Comparing fiscal 2009 with fiscal 2008

        Operating profit decreased from US$ 279 million in fiscal 2008 to loss of US$ 55 million in fiscal 2009.

        The operating loss in fiscal 2009 included unfavorable net special items of US$ 72 million which consisted mainly of an unfavorable plantation price fair value adjustment (US$ 67 million), fire damage to plantations (US$ 10 million) and asset impairments (US$ 5 million) offset by self insurance recoveries related to the fire damage (US$ 10 million).

        The operating profit excluding special items declined to US$ 17 million in fiscal 2009 from an operating profit excluding special items in fiscal 2008 of US$ 209 million. This decrease was due to a significant reduction in average selling prices of chemical cellulose, a decrease in average selling prices of paper and paper packaging products, a large increase in input costs per tonne and a slight increase in fixed costs.

        Movements in the sales, variable cost and fixed cost components of operating profit are explained below.

Sales

  Group

        An analysis of sales movements in fiscal 2008 and 2009 is presented below:

Sales Volume	2010	Change 2010 vs. 2009	2009	Change 2009 vs. 2008	2008
	Metric Tonnes ('000)
Sappi Fine Paper North America	1,354	80	1,274	(279)	1,553
Sappi Fine Paper Europe*	3,796	840	2,956	410	2,546
Sappi Southern Africa
Pulp & Paper	1,751	91	1,660	(98)	1,758
Forestry	993	176	817	(177)	994

Total Sappi Southern Africa	2,744	267	2,477	(275)	2,752

Total	7,894	1,187	6,707	(144)	6,851

Sales Value	2010	Change 2010 vs. 2009	2009	Change 2009 vs. 2008	2008
	(US$ million)
Sappi Fine Paper North America	1,373	78	1,295	(369)	1,664
Sappi Fine Paper Europe*	3,638	743	2,895	175	2,720
Sappi Southern Africa
Pulp & Paper	1,488	364	1,124	(279)	1,403
Forestry	73	18	55	(21)	76

Total Sappi Southern Africa	1,561	382	1,179	(300)	1,479

Total	6,572	1,203	5,369	(494)	5,863

*
Includes 9 months contribution of the Acquired Business.

        The main factors impacting sales are volume, price, product mix and currency exchange rate changes. The South African and European businesses transact in ZAR and EUR respectively, but the results of their operations are translated into US dollars for reporting purposes. The movement in the exchange rate from local currency to US dollars during the periods of high volatility significantly impacts reported results from one period to the next. Movements in exchange rates impacted sales positively by US$ 263 million in fiscal 2010 and negatively by US$ 547 million in fiscal 2009. An analysis of the drivers of sales movements is presented below:

Sales Variance Analysis	2010 vs. 2009	2009 vs. 2008
	(US$ million)
Exchange rate effects	263	(547)
Volume change effects	951	(123)
Price and product mix effects	(11)	176

Total	1,203	(494)

  Comparing fiscal 2010 with fiscal 2009

        Sales for fiscal 2010 were US$ 6,572 million, an increase of 22% compared to fiscal 2009. This increase was driven by improved demand in all our major markets leading to increased sales volumes and increased average selling prices for some of our products. Another reason for the increase in sales was that the Acquired Business was included for twelve months in fiscal 2010 compared to 9 months in fiscal 2009. Sales also included a positive currency translation impact of US$ 263 million when compared to a negative currency translation impact of $547 million in fiscal 2009.

        Average selling prices realized by the Group in fiscal 2010 were 4% higher in US dollar terms than the average selling prices realized in fiscal 2009, mainly as a result of an increase in pulp selling prices. The average world benchmark NBSK pulp price increased by 36% in fiscal 2010 compared to fiscal 2009.

        In fiscal 2010, sales volume for the Group was approximately 18% higher than in fiscal 2009. Excluding the sales volume of the Acquired Business, our sales volume increased by 13% compared to fiscal 2009.

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

        The average exchange rate of the US dollar was stronger versus the euro in 2009 than in 2008 (euro/USD 1.37 compared to euro/USD 1.51 in 2008). This difference in translating the sales of our European business had a US$ 298 million negative impact on the Group's sales in US dollars. The stronger US dollar versus the South African Rand (ZAR/USD 9.01 in 2009 compared to ZAR/USD 7.43 in 2008) had the effect of reducing the sales of the South African divisions in US dollars compared to fiscal 2008 by US$ 249 million.

        Average selling prices realized by the Group in fiscal 2009 were 6% lower in US dollar terms than the average selling prices realized in fiscal 2008, mainly as a result of a sharp decline in pulp prices. The average NBSK pulp price in fiscal 2009 decreased by 26% relative to the prior year. Selling prices for paper products in local currency terms were lower than fiscal 2008 for some of our major product groups as discussed in "Item 5—Business Overview—Markets" and further on in this section where we discuss our sales by region.

        In fiscal 2009, sales volume for the Group declined by approximately 16% (excluding the sales volume of the Acquired Business of approximately 926,000 tonnes) compared to fiscal 2008, as a result of a decline in demand for coated paper and pulp in the Group's major markets. Actual sales volumes, including the Acquired Business, were approximately 98% of volumes for fiscal 2008.

  Sappi Fine Paper North America

  Comparing fiscal 2010 with fiscal 2009

        Sales increased by approximately 6% from US$ 1,295 million in fiscal 2009 to US$ 1,373 million in fiscal 2010. Improved demand in fiscal 2010 for coated paper and pulp allowed Sappi Fine Paper North America to increase sales volumes by 6% compared to fiscal 2009. Average selling prices realized in fiscal 2010 of US$ 1,014 / tonne were slightly lower than the US$ 1,016 / tonne achieved in fiscal 2009.

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

  Sappi Fine Paper Europe

  Comparing fiscal 2010 with fiscal 2009

        Market conditions improved for all Sappi Fine Paper Europe products during fiscal 2010 compared to the fiscal 2009 year. In fiscal 2010, sales volumes, including the Acquired Business for twelve months, were 28% higher than the sales volume in fiscal 2009, which included nine months of the Acquired Business. Excluding the sales volume of the Acquired Business, sales volume for fiscal 2010 increased by 20% compared to fiscal 2009.

        Despite the improvement in market conditions, selling prices only started rising in the last six months of fiscal 2010. The average selling price in euro terms for the last quarter of fiscal 2010 was € 753 /tonne compared to an average selling price of € 677 / tonne in the last quarter of fiscal 2009.

        Overall, average selling prices during fiscal 2010, in both euro and US dollar terms were lower than those achieved in fiscal 2009. Average realized prices in euro terms decreased from € 717 / tonne in fiscal 2009 to € 702 / tonne in fiscal 2010. Average selling prices realized in US dollar terms in fiscal 2009 were US$ 979 / tonne compared to US$ 958 / tonne for fiscal 2010.

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

  Sappi Southern Africa

  Comparing fiscal 2010 with fiscal 2009

        Sales from the southern African pulp and paper operations (Sappi Chemical Cellulose and Sappi Paper and Paper Packaging) increased by 32% in US dollar terms or 10% in Rand terms in fiscal 2010 (US$ 1,488 million; ZAR 11,148 million) compared to fiscal 2009 (US$ 1,124 million; ZAR 10,131 million). The increase in sales in US dollar terms was largely due to the difference in average exchange rates used to translate Rand sales to US dollar in fiscal 2009 (ZAR/USD 9.01) and 2010 (ZAR/USD 7.49).

        Sales volumes for the southern African pulp and paper operations increased by 5% in fiscal 2010 compared to fiscal 2009. Demand for chemical cellulose products was significantly better in fiscal 2010 than during fiscal 2009 and sales volume for the Sappi Chemical Cellulose business increased by 18% compared to fiscal 2009. The sales volumes for the Sappi Paper and Paper Packaging business declined by 3% compared to fiscal 2009, despite market conditions and demand being better than in fiscal 2009.

This comparison includes the closure of the Usutu Mill in January 2010 and the resulting loss of sales volume. Excluding the fiscal 2009 sales volumes of the Usutu mill, sales volumes of the Sappi Paper and Paper Packaging business increased by 6% in fiscal 2010 compared to fiscal 2009.

        A major determinant of sales pricing in the chemical cellulose business is the NBSK pulp market price. During fiscal 2010, the average NBSK pulp price increased by 36% from an average of US$ 650 / tonne in fiscal 2009 to an average of US$ 885 / tonne in fiscal 2010. During fiscal 2010, our average chemical cellulose selling prices in US dollar terms increased by 26% compared to fiscal 2009, but increased by only 11% in Rand terms due to the strengthening of the Rand to the US dollar during fiscal 2010.

        Average selling prices realized in the Sappi Paper and Paper Packaging business increased by 20% in US dollar terms and by 4% in Rand terms compared to fiscal 2009.

        Sales of our Sappi Forests business increased by 33% in US dollar terms or 10% in Rand terms in fiscal 2010 (US$ 73 million; ZAR 547 million) compared to fiscal 2009 (US$ 55 million; ZAR 496 million). The sales volumes of the Sappi Forests business increased by 18% in fiscal 2010 compared to fiscal 2009. Average selling prices of timber, in Rand terms, decreased by 9% in fiscal 2010 compared to fiscal 2009 due to increased timber availability.

  Comparing fiscal 2009 with fiscal 2008

        Sales, in US dollar terms, from the southern African pulp and paper operations (Sappi Chemical Cellulose and Sappi Paper and Paper Packaging) declined by 20% in fiscal 2009 compared to fiscal 2008 due to a 5% reduction in sales volume and a significant reduction in chemical cellulose selling prices which are denominated in US dollars. We experienced a strong decline in demand for chemical cellulose products as market conditions were significantly worse than during fiscal 2008, due to the global economic slow down. A major determinant of sales and sales pricing in the southern African pulp and paper operations is the NBSK market price. During fiscal 2009, the average NBSK price declined by 26% from an average of US$ 876 per tonne for fiscal 2008 to an average of US$ 650 per tonne for fiscal 2009.

        Sales in South Africa of the Sappi Paper and Paper Packaging business benefited from the weaker Rand to the US dollar during the first half of fiscal 2009, which reduced import substitution and improved local pricing. The Rand strengthened against the US dollar towards the end of the year, increasing competition from imports and placing pressure on local product prices.

        Timber sales volumes in our Sappi Forests business declined as the business reduced external sales in order to supply the increased timber requirement of the Saiccor mill after the expansion.

  Operating expenses

        In the analyses which follow, cost per tonne has been based on sales tonnes. An analysis of the Group operating expenses is as follows:

Operating Costs	2010	Change 2010 vs. 2009	2009	Change 2009 vs. 2008	2008
	(US$ million)
Variable Costs
Delivery	547	93	454	(55)	509
Manufacturing	3,570	702	2,868	(205)	3,073

Total Variable Costs	4,117	795	3,322	(260)	3,582
Fixed Costs	2,163	193	1,970	51	1,919
Price Fair value plantation	(31)	(98)	67	187	(120)
Impairment	(10)	(89)	79	(40)	119
Restructuring	46	12	34	(7)	41
Alternative fuel mixture tax credits	(51)	36	(87)	(87)	—
Fire, flood, storm and related events	26	15	11	—	11
BEE charge	23	23	—	—	—
Sundry loss / (income)	(4)	(11)	7	13	(6)
Other	(48)	(87)	39	36	3

Total	6,231	789	5,442	(107)	5,549

        See "Operating Results" for the line items plantation fair value pricing adjustment, impairment, alternative fuel mixture tax credits, restructuring and fire and flood damage.

        Variable and fixed costs are analyzed in more detail below.

  Variable manufacturing costs

Group

        The table below sets out the major components of the Group's variable manufacturing costs.

	2010			2009			2008
Variable Manufacturing Costs	Costs	US$ / Tonne	Change 2010 vs. 2009	Costs	US$ / Tonne	Change 2009 vs. 2008	Costs	US$ / Tonne
	(US$ million)
Wood	706	89	43	663	99	(59)	722	105
Energy	626	79	42	584	87	26	558	81
Pulp(1)	929	118	386	543	81	(159)	702	102
Chemicals	1,050	133	182	868	129	(67)	935	136
Other costs	259	33	49	210	31	54	156	23

Total	3,570	452	702	2,868	428	(205)	3,073	447

(1)
Pulp includes only bought-in fully bleached hardwood and softwood.

        Variable manufacturing costs relate to costs of inputs which vary directly with output. The line "Other costs" in the table above relates to inputs such as water, fillers, bought-in pulp (other than fully bleached hardwood and softwood) and consumables. The Group's variable costs are impacted by sales volume, exchange rate impacts on translation of our European and South African businesses into US dollars, and the underlying costs of inputs. The major contributors to variable cost movements at a Group level have been the impact of the exchange rates on translation of the European and the South

African operations into the US dollar presentation currency and actual input cost escalations. See "Principal Factors Impacting our Group Results" and "Currency Fluctuations" for a discussion of exchange rate movements. Cost increases are driven by international commodity price increases.

        An analysis of variable cost developments by region is as follows:

	2010			2009			2008
Regional Variable Manufacturing Costs(1)	Costs	US$ / Tonne	Change 2010 vs. 2009	Costs	US$ / Tonne	Change 2009 vs. 2008	Costs	US$ / Tonne
	(US$ million)
Sappi Fine Paper North America	741	521	34	707	543	(218)	925	578
Sappi Fine Paper Europe	2,199	579	598	1,601	542	(7)	1,608	630
Sappi Southern Africa	771	281	73	698	250	(73)	771	244

(1)
Note: Regional variable manufacturing costs are pre-consolidation adjustments.

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

  Sappi Fine Paper North America

  Comparing fiscal 2010 with fiscal 2009

        During fiscal 2010, variable manufacturing costs per tonne decreased by 4% compared to fiscal 2009 due to decreases in purchase prices of wood, energy and chemicals, partially offset by an increase in pulp input costs.

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

  Sappi Fine Paper Europe

  Comparing fiscal 2010 with fiscal 2009

        Sappi Fine Paper Europe experienced significant variable manufacturing cost pressure during fiscal 2010. Our European business purchases approximately 49% of the pulp required for paper production in the open market. Variable manufacturing cost per tonne in euro terms increased by 7% compared to fiscal 2009, mainly due to a 44% increase in pulp input costs per tonne. This increase was offset to some extent by a decrease in purchased energy prices. The increase in variable manufacturing costs from fiscal 2009 to fiscal 2010 in US Dollar terms was also 7% as the average US$/euro exchange rate for the two years did not change significantly.

  Comparing fiscal 2009 with fiscal 2008

        During the period under review the region undertook cost reduction projects which contributed to cost reductions through process as well as product re-engineering initiatives. A large part of the target synergies from the Acquisition consist of variable cost reduction initiatives. Variable costs per tonne declined by 5%, in euro terms, during fiscal 2009 compared to fiscal 2008, due to a reduction in global commodity prices, in particular market pulp and realization of cost synergies from the Acquisition.

  Sappi Southern Africa

  Comparing fiscal 2010 with fiscal 2009

        During fiscal 2010, input costs per tonne in Rand terms decreased by 9% compared to fiscal 2009 mainly due to decreases in the input prices for chemicals and other input costs, driven by decreases in international commodity prices. The increase in input costs per tonne in US dollar terms stems from the change in average exchange rates used for translation in fiscal 2010 (US$/ZAR = 7.4917) and in fiscal 2009 (US$/ZAR = 9.0135).

  Comparing fiscal 2009 with fiscal 2008

        Variable manufacturing input costs per tonne in Rand terms increased significantly (25%) in fiscal 2009 compared to fiscal 2008. This was due to increased purchase prices for energy and chemicals, the additional operating costs we incurred as a result of the interrupted ramp up of the Saiccor mill expansion and the decision to take commercial downtime as local demand weakened during the latter part of the year. Average wood costs increased significantly in fiscal 2009 compared to fiscal 2008, due to a wood shortage after severe forest fires in southern Africa that occurred in 2007 and 2008. Energy costs increased sharply due to increased electricity prices in South Africa. Sub-optimal operating conditions lead to the use of oil to fire the boilers and the requirement for additional chemical loads.

Fixed costs

  Group

        A summary of the Group's major fixed cost components is as follows:

Fixed Costs	2010	Change 2010 vs. 2009	2009	Change 2009 vs. 2008	2008
	(US$ million)
Personnel	1,176	130	1,046	29	1,017
Maintenance	275	25	250	(2)	252
Depreciation	411	15	396	22	374
Other	302	23	278	2	276

Total	2,164	193	1,970	51	1,919

        The regional analysis which follows excludes corporate fixed costs and consolidation adjustments which are not material.

Regional Fixed Costs	2010	Change 2010 vs. 2009	2009	Change 2009 vs. 2008	2008
	(US$ million)
Sappi Fine Paper North America	461	(14)	475	(68)	543
Sappi Fine Paper Europe	1,156	104	1,052	189	863
Sappi Southern Africa	577	115	462	(52)	514

  Sappi Fine Paper North America

  Comparing fiscal 2010 with fiscal 2009

        The decrease in fixed costs of US$ 14 million in fiscal 2010 compared to fiscal 2009 is mainly due to a decrease in depreciation of US$ 11 million at our Somerset mill and the benefits of ongoing cost reduction efforts in services and administration, offset by small increases in personnel and maintenance costs. The decrease in depreciation at the Somerset mill was due to certain assets being fully depreciated early in fiscal 2010.

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

  Sappi Fine Paper Europe

  Comparing fiscal 2010 with fiscal 2009

        Fixed costs increased by € 76 million or 10% in fiscal 2010 compared to fiscal 2009. The major portion of this increase was due to the inclusion of the Acquired Business for 12 months in fiscal 2010 compared to 9 months in fiscal 2009. Excluding the Acquired Business, fixed costs increased by € 26 million or 4% in fiscal 2010 compared to fiscal 2009, mainly due to increased personnel and maintenance costs.

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

  Sappi Southern Africa

  Comparing fiscal 2010 with fiscal 2009

        Personnel cost is the largest component of fixed costs and remains under pressure in South Africa due to a high inflation environment and the impact of a skills shortage on labor rates, particularly in skilled technical functions.

        Fixed costs increased, in Rand terms, by 4% from ZAR 4,168 million to ZAR 4,324 million, in fiscal 2010 compared to fiscal 2009. This increase was mainly due to a 7% increase in personnel costs. Maintenance and services expenses were well controlled and remained at similar levels in fiscal 2010 than in fiscal 2009.

  Comparing fiscal 2009 with fiscal 2008

        As in the case of the other regions, the South African businesses placed great emphasis on management of fixed costs. In Rand terms fixed costs were 1% above the level achieved in fiscal 2008.

Net Finance Costs

        Annual finance costs may be analyzed as follows:

Finance Costs	2010	2009	2008
	(US$ million)
Finance costs	309	198	181
Finance revenue	(16)	(61)	(38)

Net interest paid	293	137	143
Finance costs capitalized	—	—	(16)
Net foreign exchange gains	(17)	(17)	(8)
Net fair value loss on financial instruments	(21)	25	7

Net finance costs	255	145	126

        Net interest paid (finance costs less finance revenue) in fiscal 2010 was US$ 293 million compared to US$ 137 million in 2009. The increase in net interest paid was a result of higher interest rates on higher average debt following the Refinancing completed towards the end of fiscal 2009. The fiscal 2009 net interest paid also includes a US$ 41 million gain relating to the discount received when we repaid, prior to maturity, the vendor loan notes related to the Acquisition.

        The finance costs capitalized in fiscal 2008 relate to the Saiccor expansion project in South Africa. After the plant was commissioned in the latter part of fiscal 2008, capitalization of finance costs for the project ceased.

        The US$ 17 million net foreign exchange gain in fiscal 2010 was due to the timing of the netting process of foreign exchange exposure. The Group's policy is to identify foreign exchange risks immediately when they arise and to cover these risks to the functional currency of the operation where the risk lies. The majority of the Group's foreign exchange exposures are covered centrally by the Group Treasury which nets the internal exposures and hedges the residual exposure with third party banks.

        The net fair value movement on financial instruments relates to the net impact of currency and interest rate movements after hedge accounting for certain interest rate and currency swaps the Group has entered into in order to manage the interest and currency exposure on internal and external loans. During fiscal 2009 certain interest rate swaps were closed early in anticipation of the Refinancing and this resulted in additional swap charges. The closure of these swaps stopped the hedging relationship with the underlying debt and therefore the difference between the carrying amount and the notional amount of the debt is being amortized over the period that the swaps would have been in place, had they not been closed early. This has resulted in a gain to financial instruments of US$ 21 million for fiscal 2010.

Taxation

	2010	2009	2008
	(US$ million)
Profit / (loss) before taxation	86	(218)	188
Taxation at the average statutory tax rates	35	(60)	72
Net exempt income and non-tax deductible expenditure	(10)	(32)	(51)
Effect of tax rate changes	—	(3)	(9)
Deferred tax asset not recognized	65	72	103
Utilization of previously unrecognized tax assets	(54)	(22)	(19)
Secondary Tax on Companies	—	4	7
Prior year adjustments	(20)	(4)	(19)
Other taxes	4	4	2

Taxation charge / (benefit)	20	(41)	86

Effective tax rate	23%	19%	46%

        With a profit before taxation of US$ 86 million, the total taxation charge to the income statement of US$ 20 million results in an effective tax rate of 23% for fiscal 2010. The expected charge of US$ 35 million was favorably impacted by exempt income components and favorable prior year adjustments, mainly consisting of changed risk assessments subsequent to various tax audits. For further information see "Item 10—Additional Information—Taxation".

Net Profit

        The company produced a net profit of US$ 66 million for fiscal 2010 compared to a net loss of US$ 177 million in fiscal 2009 and compared to a net profit of US$ 102 million for fiscal 2008. The main reason for the change in fiscal 2010 compared to fiscal 2009, was the beneficial impact on sales volume and selling prices of a significant increase in demand for all major products as major world economies started to recover from the slow down experienced during fiscal 2009.

        Basic earnings per share development are illustrated in the table below:

Earnings Per Share (US cents)

        In fiscal 2010 earnings per share was positively impacted by certain significant items, including alternative fuel mixture tax credits (US$ 51 million), a plantation fair value price adjustment (US$ 25 million) and asset impairment reversals (US$ 10 million). These positive items were partly offset by adverse impacts from restructuring provisions (US$ 46 million), BEE charges (US$ 23 million) and fire, flood and storm related events (US$ 21 million).

        In fiscal 2009 earnings per share was adversely impacted by certain significant items, including asset impairments (US$ 79 million), restructuring provisions (US$ 34 million) and a plantation fair value price adjustment (US$ 67 million). These adverse items were partly offset by positive impacts from alternative fuel mixture tax credits (US$ 87 million) and a discount on the early repayment of the vendor loan notes related to the Acquisition (US$ 41 million).

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

        Our liquidity resources are subject to change as market and general economic conditions evolve. Decreases in liquidity could result from a lower than expected cash flow from operations, including decreases caused by lower demand, weaker prices for our products, or higher input costs. In addition, any potential acquisitions in which all or a portion of the consideration would be payable in cash could have a significant effect on our liquidity resources. Our liquidity could also be impacted by any limitations on the availability of our existing debt and our ability to refinance existing debt, raise additional debt and the associated terms of such debt. However, at the end of fiscal 2010 we had substantial cash and cash equivalents of US$ 792 million.

        One of our liquidity requirements is usually the payment of annual dividends to shareholders. Considering among others the macro economic and global financial market conditions and our performance in fiscal 2010, as well as our priority to reduce indebtedness and preserve liquidity, the Board of Directors decided on November 8, 2010 not to declare a dividend for fiscal 2010. See "Item 8—Financial Information—Dividends".

Cash Flow

        In fiscal 2010, we placed an increased emphasis on cash generation and kept our capital expenditure at low levels, without compromising our current high levels of maintenance activities. During fiscal 2010 we did not experience a full recovery of demand and prices after the severe slowdown experienced during fiscal 2009. Our focus on managing working capital remained strong, particularly in relation to inventory levels and receivables, keeping our level of working capital in line with the level of trading activity.

Cash Flow Summary	2010	2009	2008
	(US$ million)
Cash generated from operation before post employment benefits	810	494	711
Post employment benefits	(73)	(62)	(88)

Cash generated from operations(1)	737	432	623
Movement in working capital	(5)	152	1
Net finance costs paid	(194)	(81)	(126)
Taxation paid	(9)	(5)	(70)
Dividends paid	—	(37)	(73)

Cash retained from operating activities	529	461	355
Investing activities(2)	(188)	(762)	(494)

Cash generated / (utilized)	341	(301)	(139)

(1)
Cash generated by operations is calculated by adding to the profit/(loss) for the period, net finance costs, taxation and various non-cash items as set out in the table below. For further information, see note 23 to our Group Annual Financial Statements included elsewhere in this Annual Report.

(2)
Investing activities in fiscal 2009 includes spending of US$ 590 million on the acquisition of the Acquired Business.

        Total non-cash items (as set out in the table below) in fiscal 2010 amounted to US$ 469 million, compared to US$ 567 million in fiscal 2009 and compared to US$ 397 million in fiscal 2008.

Non-cash Items	2010	2009	2008
	(US$ million)
Depreciation	411	396	374
Fellings	71	69	80
Asset Impairments (reversals) & closures	(10)	79	119
Plantation fair value—price	(31)	67	(120)
Plantation fair value—volume	(67)	(73)	(70)
Other non-cash items(1)	95	29	14

Total	469	567	397

(1)
Other non-cash items consist mainly of restructuring provisions and in fiscal 2010 non-cash BEE charges.

  Cash generated from operations

        Cash generated from operations was US$ 737 million in fiscal 2010 compared to US$ 432 million in fiscal 2009. The increase was mainly due to an increase in profit of US$ 243 million.

        Cash generated by operations was US$ 432 million in fiscal 2009 compared to US$ 623 million in fiscal 2008. The reduction was mainly due to a decrease in profit of US$ 279 million.

  Working capital

        The movement in components of net working capital is as shown in the table below.

Working capital movement	2010	2009	2008
	(US$ million)
Inventories	836	792	725
% sales	12.7%	14.8%	12.4%
Receivables	888	858	698
% sales	13.5%	16.0%	11.9%
Payables	(1,271)	(1,116)	(1,001)
% Cost of goods sold	22.0%	22.2%	20.0%

Net working capital	453	534	422
Ratio of net working capital to sales	6.9%	9.9%	7.2%

        Optimizing the levels of our working capital remained a key management focus area during fiscal 2010. We regularly compare our ratio of working capital to annual sales to those of our peers, and we believe that our working capital management compares favorably in that regard, although we have identified opportunities to improve this further. Managing the average monthly level of net working capital is a large element of the management incentive scheme for all our businesses.

        We ended fiscal 2010 with net working capital expressed as a percentage of sales lower than at the end of fiscal 2009. We believe that a better indication of working capital management is to compare the average working capital balance over the fiscal year to the change in sales. On this basis and excluding currency impacts, the Group net average working capital was 6% lower than in fiscal 2009, while sales increased by 18%.

        As part of the Acquisition in fiscal 2009, we acquired € 232 million (US$ 326 million) of additional working capital, which was included in the purchase price. In the three quarters following the acquisition, great efforts were made by our European division to reduce net working capital to be more in line with the lower levels of business following the global economic crises. The US$ 152 million of cash released from working capital in fiscal 2009 relates mainly to working capital reduction in the European business following the Acquisition. Nevertheless, net working capital as a percentage of sales at the end of fiscal 2009 was higher, at 9.9%, than the 7.2% achieved in fiscal 2008.

  Capital expenditure

        Cash utilized in investing activities for the period from fiscal 2008 to fiscal 2010 is as set out in the table below:

Investing Activities	2010	2009	2008
	(US$ million)
Capital expenditure	211	176	505
Proceeds on disposals of non-current assets	(21)	(2)	(7)
Decrease in other non-current assets	(2)	(2)	(4)
Acquisition of businesses(1)	—	590	—

Total	188	762	494

(1)
The Acquisition by the Group of M-real Corporation on December 31, 2008.

        Capital expenditure by region is as follows:

Capital Expenditure by Region	2010	2009*	2008
	(US$ million)
Sappi Fine Paper North America	42	28	130
Sappi Fine Paper Europe	95	83	91
Sappi Southern Africa	72	67	283
Other	2	(2)	1

Total	211	176	505

*
Total capital expenditure in fiscal 2009 includes US$ 1 million related to plantations.

        Capital expenditure excludes capitalized interest.

        Our capital expenditure program varies from year to year, and expenditure in one year is not necessarily indicative of future capital expenditure.

        During fiscal 2010, our capital expenditure, including US$ 9 million of plantation land purchases, was US$ 211 million, compared to US$ 176 million during fiscal 2009, which included US$ 1 million of plantation land purchases. As part of our cash management efforts we managed capital expenditure to a strategic target without compromising the maintenance of our asset base.

        During fiscal 2009, as part of our efforts to address the impact of challenging market conditions and since we were not committed to any significant capital expenditures for expansion, we reduced capital expenditures significantly.

        We operate in an industry that requires high capital expenditures and, as a result, we need to devote a significant part of our cash flow to capital expenditure programs, including investments relating to maintaining operations. Capital spending for investment relating to maintaining operations during fiscal 2010, fiscal 2009 and fiscal 2008 amounted to approximately US$ 173 million, US$ 147 million and US$ 250 million, respectively. The capital spending relating to maintaining investments included US$ 15 million, US$ 7 million and US$ 2 million in fiscal 2010, fiscal 2009 and fiscal 2008, respectively, spent in connection with reconfiguring the recovery circuit at the Somerset Mill to increase the utilization of black liquor, a renewable fuel generated as a byproduct of the pulping process. This increase in black liquor utilization is estimated to be equivalent to the energy contained in approximately 100,000 barrels of oil per year. We believe that, as a result, we will lower costs, improve energy efficiency and further reduce our carbon footprint. The capital expenditure program for these periods was funded primarily through internally generated funds.

        Cash capital expenditure to expand operations by region was as follows:

	2010	2009	2008	Rationale
	(US$ million)
Sappi Fine Paper North America	—	—	—
Sappi Fine Paper Europe	2	1	12	Relates mainly to energy supply project at Gratkorn mill and the upgrade of a paper machine at Ehingen mill.
Sappi Southern Africa—Saiccor	5	18	236	Relating to the capacity increase project at Saiccor.
Sappi Southern Africa—Other	31	10	7	Relating mainly to process improvement and plantation land purchases in fiscal 2010.

Total	38	29	255

        Capital expenditure to expand operations in fiscal 2010 consisted mainly of process improvement and plantation land purchases in southern Africa.

        Capital expenditure to expand operations in the fiscal years 2009 and 2008 primarily consisted of investments to increase the capacity of and improve our Saiccor mill in South Africa. In August 2006, we announced the expansion of the existing capacity at Saiccor mill, where Chemical Cellulose products are produced. The previous production capacity of the mill was approximately 600,000 metric tonnes per annum. The expansion has increased capacity to a maximum of 800,000 tonnes per annum. The increased capacity came on-line in September 2008 and became fully operational in April 2009. The investment at Sappi Fine Paper Europe during fiscal 2008 was part of a project for a new energy supply at our Gratkorn mill. We are planning for capital expenditure to be approximately US$ 250 million in 2011.

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

        Over the past three years the relationship between capital expenditure and depreciation was as follows:

Investment in fixed asset versus depreciation

*
Excludes US$ 1 million (2009) and US$ 9 million (2010) expenditure relating to plantations.

  Cash generated / (utilized)

        Cash generated in fiscal 2010 was US$ 341 million compared to cash utilized in fiscal 2009 of US$ 301 million, which included US$ 590 million spent on the Acquisition. The cash flow in fiscal 2010 was improved by US$ 73 million received in connection with alternative fuel mixture tax credits in our North American business.

Financing cash flows

        Gross finance inflows and outflows for fiscal 2010 and fiscal 2009 represent the continuous nature of our various revolving securitization programs, revolving credit facilities and other interest bearing borrowings in the respective years. In fiscal 2010, cash resources were used to repay approximately US$ 316 million of long term interest bearing liabilities.

        Net financing cash inflows during fiscal 2009 of US$ 707 million were positively impacted by the December 2008 rights offer raising gross proceeds of US$ 575 million and the completed high yield bond offerings in July 2009 raising US$ 300 million and € 350 million, both of which are due in 2014. In addition, we successfully refinanced the outstanding € 400 million OeKB loan and entered into a new Revolving Credit Facility amounting to € 209 million. Total cost related to rights offering and the Refinancing amounted to US$ 31 million and US$ 78 million respectively. See "—Financing" for a more detailed discussion on the financing transactions, other cash inflows and cash outflows and the application of the funds received from these transactions.

Financing

General

        Debt is a major source of funding for the Group.

Gross Debt	2010	2009	2008
	(US$ million)
Long term interest bearing liabilities	2,317	2,726	1,832
Short term interest bearing liabilities	691	601	821
Bank overdraft	5	19	26

Gross interest bearing liabilities	3,013	3,346	2,679

Cash Position	2010	2009	2008
	(US$ million)
Cash and cash equivalents	792	770	274

Cash position	792	770	274

        Approximately 46% of total assets are funded by gross debt as is shown in the table below:

Total Assets Excluding Cash Equivalents	2010	2009	2008
	(US$ million)
Gross interest bearing liabilities	3,013	3,346	2,679
Shareholder's equity	1,896	1,794	1,605
Other liabilities	2,275	2,157	1,825
Cash equivalents	(792)	(770)	(274)

Total assets excluding cash equivalents	6,392	6,527	5,835

	%	%	%
Gross interest bearing liabilities	46	52	46
Shareholder's equity	30	27	28
Other liabilities	36	33	31
Cash equivalents	(12)	(12)	(5)

Total assets excluding cash equivalents	100	100	100

        The movement in gross debt from the end of fiscal 2008 to the end of fiscal 2010 is explained below:

Gross Debt Movement Analysis	2010	2009	2008
	(US$ million)
Gross debt—beginning of period	3,346	2,679	2,621
Debt raised	69	1,274	190
Debt repaid	(316)	(634)	(131)
Currency & fair value impact	(86)	27	(1)

Gross debt—end of period	3,013	3,346	2,679

        We have increased our focus on managing the level of our debt and have repaid US$ 316 million of gross debt during fiscal 2010. The debt raised in fiscal 2010 consists mainly of increased funding under our securitization programs. Of the US$ 333 million decrease in gross debt in fiscal 2010, US$ 86 million was due to the impact of translating our European and South African debt into US$ and other fair value adjustments. The debt raised during fiscal 2009 includes the Senior Secured Notes due 2014, Notes issued under the Domestic Medium Term Note Program in South Africa, increased funding under the

Group's securitization programs, the € 220 million vendor loan notes issued to M-real in connection with the Acquisition as well as the debt assumed as part of the Acquisition. The vendor loan notes were also settled in fiscal 2009 and are therefore also included in the amount of debt repaid. Other debt repayments in 2009 relate to the settlement of certain facilities with the funds received from the offering of the Senior Secured Notes due 2014.

Debt profile

        Our debt is comprised of a variety of funding structures, including committed credit facilities, local bank overdraft facilities and lines of credit, debt securities issued in the global and South African capital markets, commercial paper programs, receivables securitization programs and finance leases. See note 20 to our Group Annual Financial Statements contained elsewhere in this Annual Report.

        The make-up of our gross debt is set out in the table below:

Debt Profile	2010	2009	2008
	(US$ million)
Long-term debt	2,317	2,726	1,832
Short-term debt	691	601	821
Bank overdraft	5	19	26

Gross interest bearing liabilities	3,013	3,346	2,679

        Short-term debt of US$ 691 million in fiscal 2010 includes an amount of US$ 447 million (fiscal 2009: US$ 400 million and US$ 360 million in fiscal 2008) of securitized receivables funding under various revolving securitization programs.

        The average maturity of our debt as at September 2010 is 4.1 years with the profile as shown below:

Gross debt maturity profile (US$ millions)

        We believe we follow a prudent approach in regard to liquidity risk. As at the fiscal 2010 year end, short-term debt and overdraft funding was US$ 696 million and cash and cash equivalents were US$ 792 million. US$ 447 million of the short-term debt at the fiscal 2010 year end was in the form of various revolving securitized trade receivables funding which in the normal course we expect to continue to be available. For further information on Group borrowing facilities secured by trade receivables, refer to note 20 to our Group Annual Financial Statements.

        At September 2010 the Group had unutilized uncommitted borrowing facilities of approximately US$ 417 million and available cash and cash equivalents of US$ 792 million. At September 2009 the unutilized uncommitted borrowing facilities were approximately US$ 499 million and the available cash and cash equivalents were US$ 770 million. The committed facility is the € 209 million Revolving Credit Facility which was entirely undrawn at the end of fiscal 2010 and fiscal 2009.

        In 2010, our financing activities concentrated on reducing gross debt by utilizing our cash resources to repay certain long term debt. In 2009, our financing activities concentrated on arranging longer term debt to refinance a portion of our existing short-term debt and repurchase the vendor loan notes issued to M-real in connection with the Acquisition. This was achieved by the issuance of US$ 300 million and € 350 million Senior Secured Notes due 2014, the refinancing of a bank syndicated loan of € 400 million and the extension of its maturity from 2010 to 2014, and the refinancing of our existing € 600 million revolving credit facility maturing in 2010 which was replaced by a € 209 million Revolving Credit Facility maturing in 2012. See "Item 10—Additional Information—Material Contracts".

        The make-up of our gross debt by currency is shown in the following table:

Debt by currency ratio	2010	2009	2008
USD	24.5%	28.9%	38.1%
EUR	57.7%	55.1%	42.6%
CHF	0.0%	0.0%	5.6%
ZAR	17.8%	16.0%	13.7%

        Included in the euro denominated debt is the US$ 300 million Senior Secured Note due in 2014 which has been swapped into euro.

Interest on Borrowings

        Raising new debt and refinancing existing debt in the last quarter of fiscal 2009 resulted in substantially higher margins than we were previously paying, mainly because of prevailing market conditions and our credit ratings during that period. Our interest payable on borrowings has therefore increased in fiscal 2010 compared to fiscal 2009.

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

        At the end of fiscal 2008 approximately US$ 856 million of fixed rate debt was subject to interest rate swaps, i.e. swapping fixed to floating interest rates. In June 2009 these swaps were unwound and the underlying debt now carries the original fixed interest rates. Upon issuing the US$ 300 million Senior Secured Notes due in 2014, they were, in August 2009, swapped from fixed USD interest rates into fixed euro interest rates using an interest rate and currency swap. The ratio of gross debt at fixed and floating interest rates at the end of fiscal 2010 is 80:20 compared to 85:15 at the end of fiscal 2009.

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

        Revolving Credit Facility.    On August 27, 2009, we replaced our existing revolving credit facility with a new revolving credit facility providing for up to € 209 million of borrowing availability in euro, US dollars and certain other currencies (the "Revolving Credit Facility"). The commitments under the Revolving

Credit Facility terminate on May 31, 2012 and the annual interest rate on borrowings is calculated based on Libor or Euribor plus a funding margin varying between 3.0% and 6.5% depending on the credit rating assigned to the senior secured debt of Sappi Limited, plus certain costs. Borrowings may be made by certain subsidiaries of Sappi Limited and the Revolving Credit Facility is jointly and severally guaranteed on a senior basis by Sappi Limited, Sappi Papier Holding GmbH ("SPH") and certain other subsidiaries of Sappi Limited, as well as secured by first-priority security interests over certain assets of Sappi Limited, SPH and the other subsidiary guarantors. The Revolving Credit Facility contains an interest coverage covenant and a leverage covenant, in each case measured at the Sappi Limited consolidated level and set at various levels in line with the long term forecast of Sappi's results. The Revolving Credit Facility contains certain customary negative covenants and restrictions, including (among others) restrictions on dividend distributions, the granting of security, incurrence of indebtedness, the provision of loans and guarantees, a change of business of the Group, acquisitions or participations in joint ventures and mergers and disposals. As of September 2010, we were in compliance with these covenants. For further information, see "Item 10—Additional Information—Material Contracts", "Item 19—Exhibits", and note 20 to our Group Annual Financial Statements included elsewhere in this Annual Report.

        OeKB Term Loan Facility.    On August 27, 2009, Sappi refinanced its existing € 500 million term loan facility with Oesterreichische Kontrollbank Aktiengesellschaft ("OeKB") arranged in May 2003 and previously due in 2010 by entering into a € 400 million term loan facility maturing on April 30, 2014 (the "OeKB Term Loan Facility"). The annual interest rate on borrowings is calculated based on the OeKB financing rate plus a margin varying between 4.00% and 7.50%, depending on the credit rating assigned to the senior secured debt of Sappi Limited, plus certain costs. The margin at the date of filing this Annual Report was 5.5% per annum. The OeKB Term Loan Facility is guaranteed by Sappi Limited and the same subsidiaries that are guarantors (other than SPH) under the Revolving Credit Facility. The obligations under the OeKB Term Loan Facility are secured by substantially the same collateral that secures the obligations under the Revolving Credit Facility and the 2014 Bonds. The other material terms of the new OeKB term loan facility, including the financial covenants, the undertakings and the events of default are substantially the same as the terms of the Revolving Credit Facility. The € 80 million (US$ 109 million) first installment of the OeKB facility due in December 2010, was repaid early in June 2010. For further information, see "Item 10—Additional Information—Material Contracts", "Item 19—Exhibits", and note 20 to our Group Annual Financial Statements included elsewhere in this Annual Report.

        2009 Secured Notes.    On July 29, 2009, PE Paper Escrow GmbH (the "Issuer"), a special purpose limited liability company wholly owned by SPH, issued € 350 million 11.75% Senior Secured Notes due 2014 and US$ 300 million 12.00% Senior Secured Notes due 2014 (together, the "2014 Bonds"). Interest on the 2014 Bonds is payable semi-annually, commencing on February 1, 2010, and the 2014 Bonds mature on August 1, 2014. The 2014 Bonds are jointly and severally guaranteed on a senior basis by Sappi Limited, SPH and certain other subsidiaries of Sappi Limited, and are secured by substantially the same collateral that secures the obligations under the Revolving Credit Facility and the OeKB Term Loan Facility. The Issuer has agreed to observe certain covenants with respect to the 2014 Bonds including limitations on dividend distributions and other payments, indebtedness, asset sales, liens, guarantees and on mergers and consolidations. For further information, see "Item 10—Additional Information—Material Contracts", "Item 19—Exhibits", and note 20 to our Group Annual Financial Statements included elsewhere in this Annual Report.

        Domestic Medium Term Note Program.    In June 2009, Sappi Southern Africa (Pty) Ltd (previously Sappi Manufacturing (Pty) Ltd) combined its ZAR 3 billion (US$ 437 million) Domestic Medium Term Note Program established in June 2006 (the "Initial Program") with its commercial paper program established in November 2003 ("Initial CP Program"), into a new ZAR 5 billion Domestic Medium Term Note Program (the "DMTN Program") which supersedes and replaces the Initial Program and the Initial CP Program in their entirety without affecting any notes issued under the Initial Program and Initial CP

Program. On June 27, 2006, Sappi Southern Africa issued ZAR 1 billion (US$ 146 million) senior unsecured fixed rate notes (the "First Tranche") under its Initial Program at a fixed interest rate of 9.34% payable semi-annually on December 27, and June 27, of each year, commencing on June 27, 2006. The securities issued under the First Tranche mature on June 27, 2013. On September 25, 2007, Sappi Southern Africa issued a second tranche of ZAR 1 billion (US$ 146 million) senior unsecured fixed rate notes (the "Second Tranche") under the Initial Program at a fixed interest rate of 10.64%. The interest on the securities issued under the Second Tranche is payable semi-annually on April 14 and October 14 of each year, commencing on April 14, 2008. The securities issued under the Second Tranche mature on October 14, 2011. On June 30, 2009, Sappi Southern Africa issued ZAR 325 million (US$ 41 million) and on July 13, 2009, issued ZAR 175 million (US$ 21 million) senior unsecured fixed rate notes (collectively the "Third Tranche") under the DMTN Program at a fixed interest rate of 12.13%, payable semi-annually on June 30 and December 30 of each year, commencing on June 30, 2009. The securities issued under the Third Tranche mature on June 30, 2012. Sappi Southern Africa has agreed to observe certain undertakings with respect to the securities including limitations on encumbrances (other than permitted encumbrances) over its assets. For further information, see "Item 10—Additional Information—Material Contracts", "Item 19—Exhibits", and note 20 to our Group Annual Financial Statements included elsewhere in this Annual Report.

        2002 Guaranteed Notes.    In June 2002, Sappi Papier Holding GmbH (then organized as an AG) issued US$ 500 million 6.75% unsecured guaranteed notes due 2012 and US$ 250 million 7.50% unsecured guaranteed notes due 2032 (together, the "2002 Notes"), guaranteed by Sappi Limited and Sappi International S.A. Interest on the 2002 Notes is payable semi-annually. The indentures governing the 2002 Notes provide for an optional redemption of the 2002 Notes, in whole or in part, at any time at a redemption price of the greater of (i) the principal amount of the notes to be redeemed and (ii) the sum of the present values of the applicable remaining scheduled payments discounted at a rate as determined under the indentures, together with, in each case, accrued interest. The indentures governing the 2002 Notes contain events of default customary for investment grade debt, including failure to pay principal or interest, a default in any other indebtedness, certain enforcement actions against our property and certain bankruptcy events. The indentures also contain certain customary covenants, which restrict our ability to create liens, to enter into sale and leaseback transactions and to undertake mergers or consolidations. US$ 29 million of the US$ 250 million 2002 Notes became available for repurchase during fiscal 2010 and were repurchased by the Group at a discount. For further information, see "Item 19—Exhibits" and note 20 to our Group Annual Financial Statements included elsewhere in this Annual Report.

        US Municipal Bonds.    During fiscal 2010, US Municipal Bonds with an average interest rate of 6.75% and an average time to maturity of 7 years were redeemed at their par value of US$ 106 million.

Covenants

        Financial covenants apply to approximately US$ 912 million of our non-South African debt and our unutilized € 209 million Revolving Credit Facility. This debt is supported by among others a Sappi Limited guarantee. For this reason the first two of the three covenants mentioned below are measured on a consolidated Group level. The covenants also differ from measurement period to period, as they are set in line with the long term forecast of Group results. Our financial covenants require that:

  (i)
  At the end of each quarter the mean average of the ratios of EBITDA to consolidated net interest expense for that quarter and each of the three preceding quarters be not less than 2.00 to 1 for all quarters ending to July 2011, 2.25 to 1 for all quarters ending from October 2011 to April 2012 and 2.50 to 1 for the quarters ending July 2012 and September 2012;

  (ii)
  The ratio of net debt to EBITDA be not greater than 5.00 to 1 for all quarters ending from September 2010 to July 2011, 4.50 to 1 for the quarter ending October 2011, 4.25 to 1 for all quarters ending from January 2012 to July 2012 and 4.00 to 1 for the quarter ending September 2012, and

  (iii)
  With regard to Sappi Southern Africa (Pty) Ltd (previously Sappi Manufacturing (Pty) Ltd) and its subsidiaries only, at the end of any fiscal year, the ratio of net debt to equity must not exceed 0.65:1, and the ratio of EBITDA (before special items) to net interest paid must not be less than 3.00:1.

        The table below shows that as at September 2010 we were in compliance with these covenants. With regards to our financial covenants, EBITDA is defined under the relevant agreements and net debt is calculated using average exchange rates for fiscal 2010.

	Fiscal 2010	Covenants
	(US$ millions)
Group Covenants
Net Debt to EBITDA	2.70	<5
EBITDA to Net Interest	2.85	>2.0
Sappi Southern Africa Covenants
Net Debt to Equity	36.61%	<65%
EBITDA to Net Interest	5.07	>3.0

        The Group financial covenants also apply to our securitization programs, included in the US$ 912 million amount mentioned above, with outstanding balances of US$ 447 million at the end of September 2010. No Sappi Limited guarantee has been provided for these facilities.

Credit ratings

        At the date of this Annual Report, our credit ratings were as follows:

Fitch South African national rating
Sappi Southern Africa (Pty) Limited	A / F1 / Stable (March 2010)
Moody's international rating
Sappi Papier Holding GmbH (Supported by Sappi Limited guarantee)	Ba3 / NP / Stable (September 2009)
Secured Debt Rating	Ba2 (September 2009)
Unsecured Debt Rating	B2 (September 2009)
Standard & Poor's (S&P) international rating
Corporate Credit Rating	BB- / B / Stable (September 2009)
Secured Debt Rating	BB (September 2009)
Unsecured Debt Rating	B+ (September 2009)

        In May 2009 S&P revised its rating for the Group from BB to BB-, while moving the outlook from negative to stable. This change was mainly the result of an industry-wide re-rating of the European Forest Products sector, sustained cost inflation, and an uncertain outlook for paper pricing and demand in the light of an expected softening of economic growth. One of the key requirements of this rating was the successful refinancing of material 2010 debt maturities. This refinancing took place in August 2009 and S&P subsequently confirmed the rating.

        In June 2009 Moody's revised their rating from Ba2 to Ba3, with a stable outlook. The main reasons for this revision were the difficult market conditions in the European paper industry, and the slower than expected improvement in the key rating metrics. In September 2009 this rating and outlook were confirmed after the successful refinancing of material 2010 debt maturities.

        In March 2010 Fitch confirmed their Sappi Southern Africa local South African rating of A+/F1, but changed their outlook from negative to stable, commenting on the expected recovery of the chemical cellulose and pulp markets in which Sappi Southern Africa is a key player.

        A security rating is not a recommendation to buy, sell or hold securities and it may be revised or withdrawn at any time by the rating agencies without prior notice to us. Each rating should be evaluated independently of any other rating.

Gearing

        Gross debt to capitalization for each of the past three years was as set out below:

	2010	2009	2008
	(US$ millions)
Gross debt	3,013	3,346	2,679
Gross debt & equity	4,909	5,140	4,284
Gross debt to capitalization ratio	61%	65%	63%

        In December 2008, the Group issued vendor loan notes in an amount of € 220 million and approximately 11 million new shares to M-real Corporation, and had a rights issue to shareholders raising ZAR 5.8 billion (approximately US$ 575 million), which resulted in substantial strengthening of the Group's equity.

        Management monitors the Group's indebtedness in the context of the complex trade-offs associated with determining an appropriate level of debt finance, namely—financial risk, credit rating, the cost of debt and the expected return that can be earned on that debt. In regard to our debt level we also monitor cash flow to net interest cover. We recognize that we operate in a mature industry that normally generates substantial and reasonably reliable cash flows and that management has some flexibility to delay or minimize capital expenditure (which is a major use of cash) in difficult times to reduce financial risk. As previously described in this "Liquidity and Capital Resources", in view of the continuing difficulties in the world financial markets and macro-economic conditions, focusing on cash generation remains a priority. We plan to further reduce our indebtedness using internally generated cash flow. We are also aware that with uncertainty in financial markets, refinancing existing or raising additional debt and the associated terms are likely to be more challenging. The refinancing activities of 2009 have contributed greatly to extending the Group's debt maturity profile.

Off-Balance Sheet Arrangements

        Letters of credit discounting.    To improve the Group working capital, the Group sells certain Letters of Credit to RBS (Hong Kong) and DBS bank (London) every fiscal month-end on a non recourse basis.

        'Scheck-Wechsel'.    The Scheck-Wechsel is a financial guarantee supplied by Sappi to the bank of a customer who wishes to obtain a loan to finance early payment of specified trade receivables owed to us (thereby benefiting from an early settlement discount). By signing the Scheck-Wechsel, Sappi provides a financial guarantee to the bank of the customer.

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

        As no default event has occurred, no provision is set up and the fair value at the end of fiscal 2010 remains zero. However, according to IAS 37 a contingent liability of US$ 29 million (2009: US$ 25 million) has been disclosed in this respect.

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

        Sappi Southern Africa securitization facility.    Sappi sells the majority of its ZAR receivables to Rand Merchant Bank Limited, which issues commercial paper to finance the purchase of such receivables. Sappi does not guarantee the recoverability of any amounts, but shares proportionately with Rand Merchant Bank Limited the credit risk of each underlying receivable, after all recoveries, including insurance recoveries, with Sappi bearing 15% of such risk (and Rand Merchant Bank Limited the remainder). Sappi administers the collection of all amounts processed on behalf of the bank that are due from the customer. The purchase price of these receivables is adjusted dependent on the timing of the payment received from the client. The rate of discounting that is charged on the receivables is JIBAR (Johannesburg Inter Bank Agreed Rate) plus a spread. This structure is currently treated as an off balance sheet arrangement.

        The total amount of trade receivables sold at the end of September 2010 amounted to US$ 215 million (September 2009: US$ 171 million). Details of the securitization program at the end of fiscal 2010 and 2009 are disclosed in the tables below.

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

        Details of the securitization facility at September 2010 and 2009 are set out below:

Bank	Currency	Value	Facility	Discount charges
September 2010
Rand Merchant Bank	ZAR	ZAR 1,510 million	Unlimited*	Linked to 3 month JIBAR
September 2009
Rand Merchant Bank	ZAR	ZAR 1,268 million	Unlimited*	Linked to 3 month JIBAR

*
The facility in respect of the securitization facility is unlimited, but subject to the sale of qualifying receivables to the bank.

        Details of the on-balance sheet securitization facilities that are applicable to Sappi Fine Paper are described in note 20 of our Group Annual Financial Statements contained elsewhere in this Annual Report.

Contractual Obligations

        We have various obligations and commitments to make future cash payments under contracts, such as debt instruments, lease arrangements, supply agreements and other contracts. The following table includes information contained within the Group Annual Financial Statements included elsewhere in this Annual Report, as well as information regarding purchase obligations. The tables reflect those contractual obligations at the end of fiscal 2010 that could be quantified.

	Payments Due by Period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(US$ millions)
Long-Term Debt Obligations(1)	3,577	907	905	1,260	505
Capital Lease Obligations(1)	61	16	17	21	7
Operating Lease Obligations(2)	130	40	39	14	37
Purchase Obligations(3)	35	23	9	3	—
Other Long-term Liabilities reflected on the Balance Sheet(4)	546	—	—	—	—
Capital Commitments(5)	62	54	6	2	—

Group Total	4,411	1,040	976	1,300	549

(1)
Includes interest obligations to maturity to service the debt using variable interest rates prevailing at September 2010. The principal debt is US$ 3,008 million.

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

(4)
The Other Long-Term Liabilities of US$ 546 million (fiscal 2009 US$ 557 million) on balance sheet, relate mainly to post-employment benefits, post-retirement benefits other than pensions obligations, workmen's compensation, and other items which do not have a payment profile. Refer to note 21 of our Group Annual Financial Statements included elsewhere in this Annual Report.

(5)
Capital commitments are commitments for which contracts have been entered into. Refer to note 25 of our Group Annual Financial Statements included elsewhere in this Annual Report.

Research and Development, Patents and Licenses, etc.

        Research and development at Sappi focuses broadly in two areas. The first targets the improvement of current products and processes thereby serving our current markets through differentiation on cost and/or quality. The second area concentrates on the development of breakthrough products and processes intended to produce distinctly new products or processes that put Sappi ahead in current markets or open up new markets and products.

        Research and development is managed at a number of regional technology centers. These "centers of excellence" provide the basis to leverage unique sets of skills and provide customer focused product development. In fiscal 2010 our research and development expenditure was approximately US$ 35 million, increased from approximately US$ 31 million in fiscal 2009, a year in which research expenditure was curtailed due to the difficult global economic situation which also impacted the pulp and paper industry. Research expenditure has now returned to previous levels (2008 spend: US$ 34 million) with an increased emphasis on developing products for new business and markets.

Sappi Fine Paper North America

        Sappi Fine Paper North America's research and development activities are centered at Westbrook. This centre has a proud history of product and process innovation; for example, it developed the first machine coated and calendared one-sided and two-sided coated paper as well as the 1st high bulk coated paper.

        In addition, Sappi Fine Paper North America has a number of proprietary technologies, including the on-line finishing technology and its Ultracast electron-beam technology. Sappi Fine Paper North America's on-line finishing technology is used in production of coated paper at Somerset and set a new quality standard for lightweight coated publishing papers. Our Ultracast technology is utilized in speciality papers such as release papers used in the production of high fidelity synthetic leather and other decorative surfaces.

        Research and development efforts are focused on next generation product design for margin improvement and customer features and benefits in both the release and graphic papers businesses. We have recently developed a textured flooring process as well as a synthetic suede product with positive customer response. Current technology platform development centers on innovative materials research which has resulted in a more eco—friendly and cost effective binding technology. Lastly, a strong emphasis on expanding the use of our unique core technologies into new markets for growth remains.

Sappi Fine Paper Europe

        Research and development at Sappi Fine Paper Europe focuses predominantly on the development of digital grades, alternative raw materials and on innovative ways to substantially lower manufacturing costs.

        A new multi-functional toner-based grade, Digital Top, was launched in December 2010. Moreover, to cover the quickly developing inkjet market, an uncoated grade, produced at Biberist mill, was launched at Ipex (UK) while a coated grade for that market-segment is expected to be ready for launch in the first calendar quarter of 2011.

        In today's paper manufacturing process, many raw materials used are either mineral-oil based or obtained from mining operations. Sappi Fine Paper Europe is developing processes intended to enable use of raw materials that result from primary processes as a waste or byproduct in order to further boost the level of sustainability of coated paper.

        Using adapted coating application technology, Sappi Fine Paper Europe has been able to significantly reduce manufacturing costs. In addition the further adaptation of the paper-architecture of coated paper, allows the use of cheaper raw materials thus lowering manufacturing costs significantly at various mills. In close co-operation with Tech Centre Westbrook, a Global Workshop addressing these technologies has been organized.

Sappi Southern Africa

        Building on the proud history of development in South Africa, which includes the development of the Sapoxal oxygen bleaching process, applied research is conducted over the full value chain of papermaking from fiber to pulping, bleaching, stock preparation as well as product development and the environment. Highlights for the year include the successful use of enzymes to reduce the energy consumption during refining while also improving pulp properties, the successful pilot scale production of dissolving pulp from several wood sources using the pre-hydrolysis kraft process, a comprehensive review of refining performance at three of our European mills along with the identification of opportunities to significantly reduce refining energy use as well as the production of new paper grades at our Stanger mill in the form of crepe paper and greaseproof labels.

        At our forest research centre in KwaZulu-Natal, we focus on the genetic improvement of trees planted at our plantation forests to maximize the yield of high quality pulp obtained per hectare. This includes breeding and selecting trees with fiber properties that enhance the characteristics of our end products, as well as breeding for pest and disease resistance to ensure a sustainable supply of timber. Investigating new molecular genetic breeding tools which can increase the speed and efficiency of the current tree improvement processes forms part of the research. The recent adoption of DNA fingerprinting tools to ensure the correct identity of individuals in the breeding populations and production seed orchards marks the first operational adoption of the molecular genetic tools.

        At the Saiccor mill, there is a research Group dedicated to the production of chemical cellulose. The focus is largely on product development to provide more product options and expand the value added product range from Saiccor, and meet the needs of our global customers.

Share Buy Backs

        Through a wholly-owned subsidiary, the Sappi group has in previous fiscal years acquired approximately 21.4 million Sappi Limited ordinary shares (treasury shares) on the open market of the JSE Limited. No shares were acquired during fiscals 2010 and 2009, other than the take up of the rights issue in December 2008. Some of these treasury shares have been, and will continue to be, utilized to meet the requirements of the Sappi Limited Share Incentive Trust and the Sappi Limited Performance Share Incentive Trust from time to time. See notes 17 and 28 to our Group Annual Financial Statements included elsewhere in this Annual Report for additional details relating to treasury shares.

        Considering that it is the Group's stated intention to reduce debt, it is unlikely that the Group will seek approval for the purchase of Sappi shares in the foreseeable future.

        On November 15, 2010, the closing price for our shares on the JSE was 3,920 SA cents per share and the closing price of the ADSs on the NYSE was US$ 5.59 per ADS. See "Item 9—The Offer and Listing" for an explanation of share prices.

        In terms of the listing requirements of the JSE a company may not repurchase its shares during a closed period, which is defined as the period between the end of a fiscal reporting period and the publication of the results for that period and any period during which the company is trading under a cautionary announcement.

Dividends

        Our policy is to consider dividends on an annual basis and to declare cash dividends in US dollars. Taking into account the macro economic and global financial market conditions, our performance in fiscal 2010 as well as our priority to reduce indebtedness and preserve liquidity, the Board of Directors decided on November 8, 2010 not to declare a dividend for fiscal 2010.

        Our ability to pay dividends is restricted by the terms of the Refinancing. See "Item 8—Financial Information—Dividends" for a listing of the most restrictive conditions for declaring cash dividends.

Mill Closures, Acquisitions, Dispositions, Impairment, Joint Venture and Broad Based Black Economic Empowerment

        Broad Based Black Economic Empowerment deal.    In 2006, we implemented the Lereko Property Consortium (Lereko) BEE deal. However, this transaction did not meet our undertakings under the Forestry Charter gazetted in June 2009 (which sets the objectives and principles for BEE in the forestry industry and includes the BEE scorecard and targets to be applied, as well as certain undertakings by government and South African forestry companies to assist the forestry industry to achieve its BEE targets). Accordingly, we decided to unwind the 2006 deal, which resided at a South African subsidiary level, to implement a new sustainable transaction of equivalent value at the holding company level by making use of our listed securities.

        In June 2010, we completed a BEE transaction whereby ordinary and "A" ordinary shares equivalent to 4.5% of Sappi Limited were issued to our strategic empowerment partners, and to various trusts for the benefit of our black managers, our employees and growers/communities in the geographic areas where our South African business has operations. The value of the BEE transaction (approximately ZAR 814 million, US$ 115 million) corresponds to an effective 30% interest in Sappi Southern Africa, which meets the requirements of Forest Sector Charter and BEE legislation in general. For further information on the BEE transaction, see "Item 7—Major Shareholders and Related Party Transactions" and "—South African Economic and Political Environment", and note 28 of our Group Annual Financial Statements contained elsewhere in this Annual Report.

        Usutu mill impairment and closure.    The Usutu mill was closed on January 31, 2010 in response to adverse market conditions, as well as the cumulative severe impact of fire damage over the past few years. In particular, fires in August 2008 destroyed 40% of the Usutu timber crop. As a result, Usutu mill was no longer sustainable.

        Kangas mill closure.    On October 22, 2009 we announced it would enter into a consultation process with our Kangas mill employee representatives in response to the reduction in European consumption of coated magazine paper arising from the global recession. The mill had experienced a substantial amount of commercial downtime since the beginning of 2009 in response to this reduction in demand. As a result of this process, we closed the mill in January 2010. On July 7, 2010, we sold the Kangas mill land and buildings to M-real for € 13 million.

        Muskegon mill impairment and closure.    In light of significantly lower global demand for coated woodfree paper products, operations at Muskegon mill were temporarily suspended on April 1, 2009. We announced the permanent closure of the Muskegon mill on August 26, 2009.

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

        As part of the Acquisition, we entered into long term supply agreements under which M-real Corporation and its parent company will supply wood and pulp to us. In addition, we entered into marketing agreements under which M-real Corporation will produce products at certain paper machines at the Husum mill (Sweden) and the Äänekoski mill (Finland) and we will market and distribute those products.

        Sappi acquired M-real's coated graphic paper business for an enterprise value of € 750 million (approximately US$ 1.1 billion). The final purchase consideration was reduced by assumed debt and other adjustments (including working capital) amounting to € 102 million (US$ 189 million) in total. This transaction has been accounted for by the purchase method of accounting.

        The Acquisition was mainly financed through a combination of the issuance to M-real Corporation of € 32 million (US$ 45 million) Sappi Limited shares, vendor loan notes of € 220 million (US$ 307 million), which has been fully repaid, and a cash consideration of € 401 million (US$ 565 million) obtained mainly from a ZAR 5.8 billion (US$ 575 million) rights offering of Sappi Limited shares.

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

        On September 22, 2008 we reached an agreement with labor representatives at our Blackburn mill, pursuant to which the mill was permanently closed on November 12, 2008. On October 17, 2008, production had ceased at the mill. We informed customers of the mill about the closure of the production facility in order to find alternatives within our Group to meet the needs of these customers. The sales office for coated woodfree paper in the UK and the specialties sales and marketing organization have remained in operation.

        As a result of our review, we also ceased production at PM 5 at our Maastricht mill on December 19, 2008, having reached an agreement with the mill's works council regarding such action.

        We offer customers comparable products and services from our other sites in Europe and did not have any supply interruption. Blackburn mill had an annual capacity of 120,000 tonnes of coated woodfree paper. PM 5 at Maastricht mill had an annual capacity of 60,000 tonnes of speciality paper. Following the closure of our Blackburn mill and cessation of production from PM 5 at our Maastricht mill, our coated woodfree paper capacity was reduced by 190,000 tonnes after giving effect to a reallocation of our products.

        In 2004 we acquired 34% of Jiangxi Chenming Paper Company Limited, a company incorporated in the People's Republic of China. The joint venture commissioned a coated mechanical paper machine with a capacity of 350,000 tonnes per annum, a mechanical pulp mill with a capacity of 187,000 tonnes per annum and a de-inked pulp mill with a capacity of 136,000 tonnes per annum during 2005.

        Impairment of assets.    The Group has reviewed the carrying value of all its non—current assets in fiscal 2010 and has determined that the impairment provision, as provided in the Group Annual Financial Statements, was sufficient to record all necessary impairment of non-current assets.

Pensions and Post-retirement Benefits Other than Pensions

        The Group provides various defined benefit post-retirement benefits to its active and retired employees worldwide, including pension, post-retirement health and other employee benefits. The Group also provides various defined contribution schemes to its active employees worldwide.

        For defined contribution schemes, the Group is only obligated to pay contributions according to contribution scales applicable in each scheme. Contributions are expensed for the period in which they fall due. No actuarial risk exists for the company with respect to these schemes.

        Our funded defined benefit pension schemes generally hold a broad range of assets including a significant portion of bonds, in line with an investment strategy to preserve funded status and balance risk and return.

        We have seen continued recovery in equity markets since last year. We expect to see more growth but also higher levels of volatility in the next one to two years. We believe western governments will continue to stimulate mature economies using unorthodox methods where the consequential capital flows will lead to currency volatility and trading patterns in bond markets that will steepen bond yield curves and depress yields at the shorter-medium terms. We expect the combined effects will keep liabilities in our schemes at or around current levels. Further, if markets factor in concerns over increasing inflation in the long term, this will have adverse effects on the cost of funding our schemes that provide benefits linked to inflation indices.

        However, it is the interaction of these factors that will determine the extent to which the pension schemes balance sheet liabilities will change. Listed below are examples of situations that could affect the balance sheet position of our pension schemes:

  •
  Falls in equity markets coupled with corresponding falls in bond markets (rising bond yields) will most likely have a broadly neutral effect on balance sheet liability.

  •
  Recoveries in equity markets coupled with rising bond yields will most likely result in cuts in balance sheets deficits.

  •
  Rising bond markets (falling bond yields) possibly as a result of increased investor demand coupled with underperforming equities will increase balance sheet deficits.

  •
  Rising inflation rates will, in isolation, increase benefit costs and liabilities (such as post retirement pension increases or salary growth).

  •
  Where rising inflation is coupled with rising nominal bond yields, this will most likely cut liabilities in schemes providing fixed (non-inflationary increasing) benefits.

  •
  Statutory minimum funding requirements affect the pace of funding our defined benefit schemes. Most take account of yields on assets such as government bonds or interbank interest rate swap curves. While yields on these asset classes in some markets remain low, we expect the prospect of paying additional contributions to meet onerous minimum funding targets. However recent statutory easements in the pace of funding on these bases have provided valuable contribution relief to the Group.

        The balance sheet liability of the company's pension schemes increased by US$ 5 million from a deficit of US$ 256 million as of September 2009 to a deficit of US$ 261 million as of September 2010. However, US$ 144 million of this liability relates to unfunded schemes (mainly in Europe). With these unfunded liabilities stripped out, the Group has a deficit of US$ 117 million in our funded schemes. Post-retirement benefit liabilities (other than pensions) increased by US$ 6 million from a deficit of US$ 179 million as of September 2009 to a deficit of US$ 185 million as at September 2010.

        Benefit obligations and fair value of plan assets are as follows:

	September 2010		September 2009		September 2008
	Benefit Obligation	Fair value of plan Assets	Benefit Obligation	Fair value of plan Assets	Benefit Obligation	Fair value of plan assets
	(US$ millions)
Pensions	2,069	1,808	1,945	1,695	1,414	1,387
Post-retirement benefits other than pensions	185	—	179	—	148	—

        Actual investment returns from the assets of the various regional funded pension schemes during 2010 were higher than actuarial projections in all regions, which contributed to increased asset values as at September 2010. Overall, investment returns were +10.9% or US$ 184 million over the fiscal year and includes an actuarial gain of US$ 70 million.

        Discount rates decreased in all regions, reflecting lower average yields on bonds of similar duration to the liabilities. For the pension schemes this contributed to an increase in liabilities shown as actuarial losses of US$ 122 million. Experience adjustments (i.e. changes in membership or benefits) were also unfavorable, contributing to an actuarial loss of US$ 21 million. Contributions paid to the schemes were a major beneficial factor, leading to a reduction in liabilities of US$ 66 million.

        The main factor in the increase in balance sheet liability was from actuarial losses due to falling discount rates of US$ 122 million.

        Currency effects were minimal but favorable contributing to a decrease in the US$-value cut of US$ 17 million in the balance sheet liability.

        Several minor factors contributed to a small net rise in liabilities in the post-retirement benefits (other than pensions): a fall in discount rates increased liabilities by US$ 7 million while favorable demographic changes in membership reduced liabilities by US$ 9 million. Currency effects increased liabilities in US$ terms by US$ 5 million.

        Defined benefit schemes remain open to members, with notable exceptions being Austria and the UK. Schemes in southern Africa and one in North America are in a closed phase where the active membership is a closed Group that will gradually reduce over time.

        For further information see note 27 in our Group Annual Financial Statements included elsewhere in this Annual Report.

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

        Sappi has successfully negotiated the renewal of its 2011 insurance cover at more favorable rates to those of 2010. Self-insured retention for any one property damage occurrence has remained at US$ 25 million, with an unchanged annual aggregate of US$ 40 million. For property damage and business interruption insurance, cost-effective cover to full value is not readily available. However, we believe that the loss limit cover of US$ 1 billion should be adequate for what we have determined as the reasonably foreseeable loss for any single claim. From fiscal 2011 our property damage insurance policy will be euro denominated as most of our assets are based in euro denominated jurisdictions.

        Insurance cover for credit risks currently applies on a regional basis to Sappi's Northern American, European and South African domestic trade receivables subject to a US$ 5 million Group aggregate first loss.

        Sappi has placed the insurance for its plantations on a stand-alone basis through Sappisure Försäkrings AB into international insurance markets. Cover was purchased from May 1, 2010 to April 30, 2011.

Critical Accounting Policies and Estimates

        Management of the Group makes estimates and assumptions concerning the future in applying its accounting policies. The estimates may not equal the related actual results.

        The Group believes that the following accounting policies are critical due to the degree of management judgment and estimation required and/or the potential material impact they may have on the Group's financial position and performance.

        Impairment of assets other than goodwill and financial instruments.    The Group assesses all assets (other than goodwill and intangible assets not yet available for use) at each balance sheet date for indications of an impairment or the reversal of a previously recognized impairment.

        Intangible assets not yet available for use are tested at least annually for impairment.

        In assessing assets for impairment, the Group estimates the asset's useful life, discounted future cash flows, including appropriate bases for future product pricing in the appropriate markets, raw material and energy costs, volumes of product sold, the planned use of machinery or equipment or closing of facilities. The pre-tax discount rate (impairment discount factor) is another sensitive input to the calculation.

        Where an impairment exists, the losses are recognized in profit or loss for the period. For an asset whose cash flows are largely dependent on those of other assets, the recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

        A previously recognized impairment loss will be reversed through profit or loss if the recoverable amount increases as a result of a change in the estimates used previously to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized in prior periods.

        Refer to note 9 to the Group Annual Financial Statements, included elsewhere in this Annual Report for the assumptions and inputs used in assessing assets for impairment or impairment reversals.

        Goodwill.    The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition are recognized at their fair value at the acquisition date.

        Goodwill arising at acquisition is subsequently held at cost less any accumulated impairment losses. Goodwill is not amortized but is tested for impairment annually or more frequently where there is an indication of impairment based on an allocation to one or more cash-generating units (CGUs) in which the synergies from the business combinations are expected.

        Goodwill is tested for impairment using a cash flow valuation model based on an allocation of the goodwill to one or more cash generating units (CGUs). The Group takes into account its ability to carousel products across different operating units in allocating goodwill to CGUs.

        Property, plant and equipment.    Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes the estimated cost of dismantling and removing the assets, where specifically required in terms of legislative requirements or where a constructive obligation exists, professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the Group's accounting policy.

        Expenditure incurred to replace a component of an item of owner-occupied property or equipment is capitalized to the cost of the item of owner-occupied property and equipment and the part replaced is derecognized.

        Depreciation which commences when the assets are ready for their intended use, is charged to write off the depreciable amount of the assets, other than land, over their estimated useful lives to estimated residual values, using a method that reflects the pattern in which the asset's future economic benefits are expected to be consumed by the entity.

        Management judgment and assumptions are necessary in estimating the methods of depreciation, useful lives and residual values. The residual value for the majority of items of plant and equipment has been deemed to be zero by management due to the underlying nature of the equipment.

        The following methods and rates were used during the year to depreciate property, plant and equipment to estimated residual values:

Buildings	straight line 40 years
Plant	straight line 5 to 20 years
Vehicles	straight line 5 to 10 years
Furniture and equipment	straight line 3 to 6 years

        Taxation.    Taxation on the profit or loss for the year comprises current and deferred taxation. Taxation is recognized in profit or loss except to the extent that it relates to items recognized directly in other comprehensive income, in which case it is also recognized in other comprehensive income.

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

        Secondary Tax on Companies (STC) is a South African income tax, that arises from the distribution of dividends and is recognized in profit or loss at the same time as the liability to pay the related dividend.

        Deferred taxation

        Deferred taxation is provided using the balance sheet liability method, based on temporary differences. The amount of deferred taxation provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities using taxation rates enacted or substantively enacted at the balance sheet date. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred taxation is charged to profit or loss for the period, except to the extent that it relates to a transaction that is recognized directly in equity, or a business combination that is an acquisition.

        Before recognizing a deferred tax asset the Group assesses the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent recovery is not probable, a deferred tax asset is not recognized. In recognizing deferred tax assets, the Group considers profit forecasts including the effect of exchange rate fluctuations on sales and external market conditions.

  Derivatives and hedge accounting

  •
  Fair value hedges

        If a fair value hedge meets the conditions for hedge accounting, any gain or loss on the hedged item attributable to the hedged risk is included in the carrying amount of the hedged item and recognized in profit or loss. The changes in the fair value of the hedging instrument and the hedged item is recognized in profit or loss.

  •
  Cash flow hedges

        In relation to cash flow hedges, which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in profit or loss.

        The gains or losses, which are recognized directly in shareholders' equity, are transferred to profit or loss in the same period in which the hedged transaction affects profit or loss.

        If the forecasted transaction results in the recognition on a non-financial asset or non-financial liability, the associated cumulative gain or loss is transferred from equity to the underlying asset or liability on the transaction date.

  •
  Hedge of a net investment in a foreign operation

        The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income and is only reclassified to profit or loss on the disposal or partial disposal of the foreign operation.

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

        The financial instruments that are used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in either the fair value or cash flows of the related underlying exposures. Hedge ineffectiveness is recognized immediately in profit or loss.

        Refer to note 29 to the Group Annual Financial Statements for details of the fair value hedging relationships as well as the impact of the hedge on the pre-tax profit or loss for the period.

        Plantations.    Plantations are stated at fair value less estimated cost to sell at the harvesting stage. In arriving at plantation fair values, the key assumptions are estimated prices less cost of delivery, discount rates, and volume and growth estimations. All changes in fair value are recognized in the period in which they arise.

        The impact of changes in estimate prices, discount rates and, volume and growth assumptions may have on the calculated fair value and other key financial information on plantations are disclosed in note 10 to the Group Annual Financial Statements.

        Estimated prices less cost of delivery

        In periods prior to the third quarter of fiscal 2010 the Group used unadjusted current market prices to estimate the fair value of timber.

        In the third quarter of fiscal 2010 the Group revised this methodology for all immature timber and mature timber that is to be felled in more than 12 months from the reporting period to consider a 12 quarter rolling historical average price. This is considered a reasonable period of time taking into consideration the length of the growth cycle of the plantations. The new methodology also takes into consideration expected future price trends and recent market transactions involving comparable plantations.

        The Group considers the new methodology to be preferable. Current market prices for timber that is expected to be felled in more than 12 months from the end of the reporting period are highly volatile. Therefore, the Group considers the use of a rolling historical average price coupled with consideration of expected future price trends and recent market transactions involving comparable plantations to be a preferable methodology.

        Mature timber that is expected be felled within 12 months from the end of the reporting period continues to be valued using unadjusted current market prices. Such timber is expected to be used in the short term and consequently, current market prices are considered an appropriate reflection of fair value.

        The fair value is derived by using the prices as explained above reduced by the estimated cost of delivery. Cost of delivery includes all costs associated with getting the harvested agricultural produce to the market, including harvesting, loading, transport and allocated fixed overheads.

        Discount rate

        The discount rate used is the applicable pre-tax weighted average cost of capital of the business unit.

        Volume and growth estimations and cost assumptions

        The Group focuses on good husbandry techniques which include ensuring that the rotation of plantations is met with adequate planting activities for future harvesting. The age threshold used for quantifying immature timber is dependent on the rotation period of the specific timber genus which varies from between eight to eighteen years. In the southern African region softwood less than eight years and hardwood less than five years is classified as immature timber.

        Trees are generally felled at the optimum age when ready for intended use. At the time the tree is felled it is taken out of plantations and accounted for under inventory and reported as depletion cost (fellings).

        Depletion costs include the fair value of timber felled, which is determined on the average method, plus amounts written off against standing timber to cover loss or damage caused by fire, disease and stunted growth. These costs are accounted for on a cost per tonnes allocation method multiplied by unadjusted current market prices. Tons are calculated using the projected growth to rotation age and are extrapolated to current age on a straight line basis.

        Cost of delivery includes all costs associated with getting the harvested agricultural produce to the market, being harvesting, loading, transport and allocated fixed overheads.

        The Group has projected growth estimation over a period of eight to eighteen years per rotation. In deriving this estimate, the Group established a long-term sample plot network which is representative of the species and sites on which trees are grown and the measured data from these permanent sample plots were used as input into the Group's growth estimation. Periodic adjustments are made to existing models for new genetic material.

        The Group directly manages plantations established on its own land that are either owned or leased from third parties. Indirectly managed plantations represent plantations established on land held by independent commercial farmers where Sappi provides technical advice on the growing and tendering of trees. The associated costs for managing the plantations are recognized as silviculture costs in cost of sales (see note 4.1 to the Group Annual Financial Statements included elsewhere in this Annual Report).

        Pension plans and other post-retirement benefits.    Defined-benefit and defined-contribution plans have been established for eligible employees of the Group, with the assets held in separate trustee-administered funds.

        The present value of the defined benefit obligation and related current service cost are calculated annually by independent actuaries using the projected unit method.

        These actuarial models use an attribution approach that generally spreads individual events over the service lives of the employees in the plan. Examples of "events" are changes in actuarial assumptions such as discount rate, expected long-term rate of return on plan assets, and rate of compensation increases.

        Estimates and assumptions used in the actuarial models include the discount rate, return on assets, salary increases, health care cost trends, longevity and service lives of employees.

        The Group's policy is to recognize actuarial gains and losses, which can arise from differences between expected and actual outcomes or changes in actuarial assumptions, in other comprehensive income. Any increase in the present value of plan liabilities expected to arise due to current service costs is charged to operating profit.

        Gains or losses on the curtailment or settlement of a defined benefit plan are recognized in profit or loss when the Group is demonstrably committed to the curtailment or settlement. Past service costs are recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the vesting period of those benefits.

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

        Refer to note 27 to the Group Annual Financial Statements, included elsewhere in this Annual Report for the key estimates, assumptions and other information on post employment benefits applicable as at the end of September 2010.

        Provisions.    Provisions are recognized when the Group has a legal or constructive obligation arising from past events that will probably be settled. Where the effect of discounting (time value) is material, provisions are discounted and the discount rate used is a pre-taxation rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

        The establishment and review of the provisions requires significant judgment by management as to whether or not there is a probable obligation and as to whether or not a reliable estimate can be made of the amount of the obligation.

        Environmental accruals are recorded based on current interpretation of environmental laws and regulations.

Adoption of accounting standards in Fiscal 2010

        The following standards, interpretations and significant amendments or revisions to standards have been adopted by the Group in the current year:

IFRS 8 Operating segments

        IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are components of an entity for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance.

        The adoption of IFRS 8 "Operating Segments" did not have an impact on the Group's reported results or financial position.

Amendment to IFRS 7 Financial Instruments: disclosures

        IFRS 7 was amended to require enhanced disclosures about fair value measurements. In note 29 to the Group Annual Financial Statements, the Group has, disclosed the level in the fair value hierarchy into which the fair value measurements are categorized for financial instruments that are measured at fair value in the statement of financial position.

        The adoption of this amendment did not have an impact on the Group's reported results or financial position.

Other amendments to IFRS

        The Group adopted IFRIC 15, IFRIC 17, IFRIC 18, revision to IFRS 3, amendments to IAS 27, IAS 28, IAS 31, IFRS 2, IAS 39, IFRIC 9 and various improvements to IFRSs in fiscal 2010.

        The adoption of these new or revised standards, interpretations, amendments and improvements to standards did not have a material impact on the Group's reported results or financial position.

Presentation of comparative information on adoption of IFRS on a retrospective basis

        With the adoption of IFRS 8, the Group made retrospective adjustments to segment reporting as described in note 3 to the Group Annual Financial Statements. The Group also had adjustments to notes 20, 24 and 25 to the financial statements. These adjustments only impacted the notes to the financial statements and therefore the Group has disclosed two comparative periods for the affected notes. Due to the fact that no changes were made to the fiscal 2008 and 2009 balance sheets, only one comparative period has been disclosed for the balance sheet.

Accounting Standards, interpretations and amendments to existing standards that are not yet effective

        The Group has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on or after October 2010 or later periods. These new standards, and their effective dates for the Group's annual accounting periods are listed below:

  •
  IFRS 9 Financial Instruments—IFRS 9 introduces new requirements for classifying and measuring financial assets. The Group is currently evaluating the impact that the adoption of this IFRS will have on its consolidated financial statements.

        Amendments, revisions or issues of the following standards or interpretations which will only become mandatory for the Group's consolidated financial statements on the dates indicated are not expected to have a material impact on the Group's results or financial position:

  •
  IFRS 2 Share-based Payment—Amendments relating to Group cash-settled share-based payment transactions (September 2011)

  •
  IFRS 7 Financial Instruments: Disclosures. Transfers of financial assets (September 2012)

  •
  IAS 24 Related Party Disclosures—Revised definition of related parties (September 2012)

  •
  IAS 32 Financial Instruments: Presentation—Amendments relating to classification of rights issues (September 2011)

  •
  IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments (September 2011)

  •
  Various improvements to IFRSs

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The Articles of Association of Sappi Limited provide that the Board of Directors (the "Board") must consist of not less than four nor more than twenty Directors at any time. The Board currently consists of fourteen Directors.

        The business address for all of the Directors is 48 Ameshoff Street, Braamfontein, Johannesburg 2001, Republic of South Africa. The Directors are South African citizens except for Prof. Meyer Feldberg, James Healey and Karen Osar (United States citizens), Helmut Mamsch (a German citizen), Sir Nigel Rudd (a British citizen) and Dr Rudolf Thummer (an Austrian citizen).

        Following the retirement of David Charles Brink and Dr Franklin Abraham Sonn effective on December 31, 2009, we appointed Nkateko Peter Mageza and Dr Rudolf Thummer as non-executive directors of the Board of Sappi Limited effective January 1, 2010 and February 1, 2010 respectively. Mohammed Valli Moosa was appointed as a non-executive director of the Sappi Limited board during August 2010, while Helmut Claus-Jürgen Mamsch will be retiring on December 31, 2010.

Non-executive directors

Daniël (Danie) Christiaan Cronjé (Chairman) Age: 64 Qualifications: B Com (Hons), MCom, DCom Nationality: South African Appointed: January 2008

Sappi board committee memberships
Human Resources and Transformation Committee (Chairman)
Nomination and Governance Committee (Chairman)
(Attends Audit Committee meetings and Compensation Committee meetings Ex Officio)

 Other board and organization memberships
Die Dagbreek Trust (Chairman)
Eqstra Holdings Limited (Chairman)

 Skills, expertise and experience
Dr. Cronjé retired in July 2007 as chairman of both ABSA Group Limited and ABSA Bank Limited (a leading South African Banking organization in which Barclays plc obtained a majority share in 2005). Dr. Cronjé had been with ABSA Group since 1975 and held various executive positions including group chief executive for 4 years and chairman for 10 years. Prior to that Dr. Cronjé was lecturer in Money and Banking at Potchefstroom University.

Professor Meyer Feldberg (Lead Independent Director) Age: 68 Qualifications: BA, MBA, PhD Nationality: American Appointed: March 2002

Sappi board committee memberships
Compensation Committee (Chairman)
Nomination and Governance Committee

 Other board and organization memberships
British American Business Council (Advisory Board member) Columbia University Business School
Macy's, Inc
Morgan Stanley (Senior Adviser)
New York City Ballet
New York City Global Partners (President)
PRIMEDIA, Inc
Revlon, Inc
UBS Global Asset Management
University of Cape Town Graduate School of Business

 Skills, expertise and experience
Professor Feldberg is currently serving as a Senior Advisor to Morgan Stanley. His career has included teaching and leadership positions in the Business Schools of the University of Cape Town, Northwestern and Tulane. He served as president of Illinois Institute of Technology for three years and as dean of Columbia Business School for 15 years. He is currently dean emeritus and professor of leadership at Columbia Business School. He has served on the Council of Competitiveness in Washington, DC. In 2001, the International Centre in New York honored Professor Feldberg as a distinguished foreign-born American who has made a significant contribution to American life.

James (Jim) Edward Healey
(Independent)
Age: 69
 Qualifications: BSc (Public Accounting), Honorary Doctor (Commercial Science), Certified Public Accountant (USA)
 Nationality: American
Appointed: July 2004

Sappi board committee memberships
Audit Committee
Human Resources and Transformation
Sappi Fine Paper North America Audit Committee (Chairman)

 Skills, expertise and experience
He has held various senior financial positions in a career spanning 37 years. In 1995 Mr Healey became vice president and treasurer of Bestfoods, formerly CPC International Inc. In 1997 he became executive vice president and chief financial officer of Nabisco Holdings Inc, one of the world's largest snack food manufacturers, a position from which he retired at the end of 2000.

Deenadayalen (Len) Konar (Independent) Age: 56 Qualifications: BCom, MAS, DCom, CA (SA) Nationality: South African Appointed: March 2002

Sappi board committee memberships
Audit Committee (Chairman)
Nomination and Governance Committee

 Other board and organization memberships
Exxaro Resources Limited (Chairman)
Illovo Sugar Limited
Lonmin plc
JD Group Limited
Mustek Limited (Chairman)
South African Reserve Bank
Steinhoff International Holdings Limited (Chairman)

 Skills, expertise and experience
Previously professor and head of the department of Accountancy at the University of Durban—Westville, Dr. Konar is a member of the King Committee on Corporate Governance in South Africa and the SA Institute of Directors, past member and chairman of the external audit committee of the International Monetary Fund and member of the Safeguards Panel and Implementation Oversight Panel of the World Bank (Co-Chairman).
Nkateko Peter Mageza (Independent) Age: 55 Qualifications: FCCA (UK) Nationality: South African Appointed: January 2010

Sappi board committee memberships
Audit Committee
Human Resources and Transformation Committee

 Other board and organization memberships
Bidvest Group Limited
Ethos Private Equity Fund
Rainbow Chickens Limited
Remgro Limited
MTN Group Limited

 Skills, expertise and experience
Mr Mageza joined the Sappi Board after having held senior executive positions across a wide range of industries. He is a former Group Chief Operating Officer and executive director of ABSA Group Limited, Assistant General Manager at Nedcor Limited and Chief Executive Officer of Autonet, the Road Passenger and Freight Logistics Division of Transnet Limited.

Helmut Claus-Jürgen Mamsch* (Independent) Age: 66 Nationality: German Appointed: January 2004 * Retiring at the end of December 2010

Sappi board committee memberships
Audit Committee
Compensation Committee
Sappi Fine Paper Europe Audit Committee (Chairman)

 Other board and organization memberships
Anita-Thyssen-Stiftung
GKN plc.

 Skills, expertise and experience
Mr Mamsch studied economics at Deutsche Aussen-handels-und Verkehrs-Akademie, Bremen and also received training in business administration and shipping in Germany, the UK and Belgium. He worked for 20 years in international trade and shipping. In 1989 he joined VEBA AG (now E ON AG), Germany's largest utility-based conglomerate. From 1993 to 2000 he was a VEBA AG management board member and, as from 1998, responsible for their US electronic businesses and their corporate strategy and development. In 1997 he joined Logica as a non-executive director and until 2007 was their deputy chairman. Until July 2010 he was non-executive Chairman of Electrocomponents plc.
John (Jock) David McKenzie (Independent) Age: 63 Qualifications: BSc Chemical Engineering (cum laude), MA Nationality: South African Appointed: September 2007

Sappi board committee memberships
Compensation Committee
Sustainability Committee (Chairman)

 Other board and organization Directorships
Accelerate Cape Town (Chairman)
Coronation Fund Managers
University of Cape Town Foundation (Chairman)
WESGRO
Save the Children (Cape)

 Skills, expertise and experience
Mr McKenzie joined the Sappi board after having held senior executive positions globally and in South Africa. He is a former president for Asia, Middle East and Africa Downstream of the Chevron Texaco Corporation and also served as the chairman and chief executive officer of the Caltex Corporation. He was a Member of the Singapore Economic Development Board from 2000-2003.

Mohammed Valli (Valli) Moosa
Age: 53
 Qualifications:
BSc (Mathematics)
 Nationality: South African
 Appointed: August 2010*
* Mr Moosa's appointment was subsequent to the BEE transaction implemented by Sappi in June 2010

Other Board and Organization memberships
Auditor General's Advisory Committee (South Africa)
Anglo Platinum Limited (deputy chairperson and lead
Independent director)
Imperial Holdings Limited
Lereko Investments Pty Ltd and various other associate companies of Lereko Investments (Pty) Ltd
Real Africa Holdings Limited (Chairman)
Sanlam Limited
Sun International Limited (Chairman)

 Skills, expertise and experience
Mr Moosa is currently the Deputy Chairman of Lereko Investments (Pty) Ltd, Sappi's Strategic Black Economic Empowerment partner. He has held numerous leadership positions across business, Government, politics and civil society in South Africa. To name but a few, he was South African Minister of Environmental Affairs and Tourism; the President of the IUCN (International Union for the Conservation of Nature); Chairman of the UN Commission for Sustainable Development, and he was a long serving National Executive Committee member of the African National Congress (ANC).
Karen Rohn Osar (Independent) Age: 61 Qualifications: MBA, Finance Nationality: American Appointed: May 2007

Sappi board committee memberships
Audit Committee

 Other board and organization memberships
Innophos Holdings, Inc. (also Chairperson of Audit Committee)
Reader's Digest Association
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

Bridgette Radebe (Independent) Age: 50 Qualifications: BA (Pol Sc and Socio) Nationality: South African Appointed: May 2004

Sappi board committee memberships
Human Resources and Transformation Committee

 Other board and organization memberships
Mmakau Mining (Pty) Ltd (Executive Chairperson)
South African Mining Development Association (President)
Mineral and Mining Development Board (Former Vice Chairman)
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
Sir Anthony Nigel Russell Rudd (Independent) Age: 63 Qualifications: DL, Chartered Accountant Nationality: British Appointed: April 2006

Sappi board committee memberships
Compensation Committee
Nomination and Governance Committee

 Other board and organization memberships
BAA Limited (Chairman)
Invensys plc (Chairman)

 Skills, expertise and experience
Sir Nigel Rudd has held various senior management and board positions in a career spanning more than 35 years. He founded Williams plc in 1982 and the company went on to become one of the largest industrial holding companies in the United Kingdom. He was knighted by the Queen for services to the manufacturing industry in the UK in 1996 and holds honorary doctorates at both the Loughborough and Derby Universities. In 1995 he was awarded the Founding Societies Centenary Award by the Institute of Chartered Accountants. He is a Deputy Lieutenant of Derbyshire and a Freeman of the City of London.

Rudolf Thummer Age: 63 Qualifications: Dr. Techn, Dipl-Ing Nationality: Austrian Appointed: February 2010

Sappi board committee memberships
Sustainability Committee

 Skills, expertise and experience
Dr. Thummer joined the Sappi Board after having served many years in the pulp and paper industry. He joined Hannover Papier in 1979 (later purchased by Sappi) as Manager of Research and Development. In 1982, he became the Paper Mill Manager at Alfeld mill. In 1990 he was appointed Technical Director of Alfeld mill. In 1992, Dr. Thummer became an Executive Board Member of the Hannover Papier Group, responsible for Manufacturing at the Alfeld and Ehingen mills. In 1998 he moved to Sappi Fine Paper Europe based in Brussels as Technical Director and Executive Board Member. He served as Group Head Technology of Sappi Limited from January 1, 2006 up to his retirement at the end of December 2007.
Executive directors
Roeloff (Ralph) Jacobus Boëttger Chief Executive Officer Age: 49 Qualifications: BAcc Hons, CA (SA) Nationality: South African Appointed: July 2007

Sappi board committee memberships
Attends meetings of all board committees by invitation

 Skills, expertise and experience
At the age of 34 he was appointed chief executive officer of Safair and the next year appointed to the executive committee of Safmarine Limited. From 1998 until July 2007 he was with Imperial Holdings when Imperial acquired Safair. From 2002, he was an executive director of Imperial Holdings with responsibility for their local and international logistics operations, the aviation division and the heavy commercial vehicle distribution operations. His field of responsibility encompassed businesses operating in southern Africa, numerous European countries, the Middle East and Asia. He is well versed in managing an operation with diverse cultures.
Mark Richard Thompson Chief Financial Officer Age: 58 Qualifications: BCom, BAcc, LLB, CA (SA) Nationality: South African Appointed: August 2006

Sappi board committee memberships
Attends Audit Committee meetings by invitation

 Skills, expertise and experience
Mr Thompson joined Sappi in 1999 as group corporate counsel and was appointed to his present position in August 2006. Prior to joining Sappi, he was group treasurer at Anglo American, managing director of Discount House Merchant Bank and prior to that head of the corporate finance division of Central Merchant Bank.

Senior Management

        Mark Gardner (55) BSc, President and Chief Executive Officer of Sappi Fine Paper North America

        Mr Gardner joined Sappi in 1981. Prior to accepting the position of President and Chief Executive Officer, Mr Gardner held the roles of Vice President Manufacturing and Vice President, Supply Chain. He has also worked in a variety of production management roles, including Production Manager at the Westbrook mill, Paper Mill Manager at the Somerset mill, Managing Director at the Muskegon mill and Director of Engineering and Manufacturing Technology position at the regional head office in Boston. He holds a B.Sc. degree in Industrial Technology from the University of Southern Maine. Mr Gardner has received the TAPPI (Technical Association of the Pulp and Paper Industry)/PIMA (Paper Industry Management Association) 2009 Executive of the year award. The award is the highest recognition for leadership and management given by PIMA. He currently also serves on the board of directors of the American Forest & Paper Association and the NPTA Alliance.

        Robert Darsie Hope (57), BA (Hons) Economics, MRICS, Group Head Strategic Development

        Since joining Sappi in 1976, Mr. Hope has held a number of management roles including General Manager of Sappi Sawmills, Managing Director of Sappi Trading and is currently Group Head Strategic Development.

        Andrea Rossi (57) BSc Eng. (Hons), C.Eng, Group Head Technology

        Mr Rossi joined Sappi in 1989. Prior to accepting the position of Group Head Technology, Andrea held the roles of Project Director of the Sappi Saiccor Amakhulu Expansion project, Strategic Projects Director of Sappi Forest Products, Sappi Kraft Manufacturing Director, Managing Director Sappi Forests, General Manager Enstra mill, Project Director Enstra mill expansion, Project Manager for the Sappi Saiccor Mkomazi Expansion and Engineering Services Manager for Sappi Management Services.

        Lucia Adele Swartz (53) BA, Dip HR., Group Head Human Resources

        Ms Swartz joined Sappi in May 2002. Prior to joining Sappi she worked for the Seagram Spirits and Wine Group as Human Resources Director, Global Functions based in New York. She holds a BA in Psychology and Geography from the University of the Western Cape and a Diploma in Human Resources from the Peninsula Technikon.

        Alexander van Coller Thiel (49) BSc Mech Eng, MBA, Chief Executive Officer of Sappi Southern Africa

        Mr Thiel joined Sappi in December 1989 as the Executive Assistant to the Executive Chairman in Johannesburg. In April 1993, as part of Sappi's expansion into Europe, he moved to Brussels as the Administration Manager reporting to the Managing Director of Sappi Europe. With the creation of Sappi Fine Paper Europe he was appointed in February 1998 as Manager Marketing Intelligence, reporting to the Sales and Marketing Director. In January 2003 he became the Director Logistics for Sappi Fine Paper Europe, reporting to the Chief Executive Officer of Sappi Fine Paper Europe. He was appointed as Group Head Procurement at Sappi Limited in January 2008 and Integration Executive, in charge of the integration of the Acquired Business into Sappi operations, in September 2008. He led a project to redefine and implement Sappi's go-to-market strategy in Europe from October 2009. Mr Thiel was appointed Chief Executive Officer of Sappi Southern Africa with effect from December 1, 2010.

        Berend (Berry) John Wiersum (55) MA, Chief Executive Officer of Sappi Fine Paper Europe

        Mr Wiersum joined Sappi in January 2007 as Chief Executive Officer Sappi Fine Paper Europe. Prior to joining Sappi, Berry was a freelance mergers and acquisitions consultant for one year. He previously was Managing Director Kappa Packaging and member of the management board in Eindhoven (The Netherlands) where he was responsible for overseeing over 90 packaging plants across Europe, Russia, the Mid East and North Africa. He holds a master's degree in medieval & modern history from St. Andrews University Scotland. Mr Wiersum is currently and until end 2011 Chairman of Cepi (Confederation of European Paper Industries).

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

        See note 30 to our Group Annual Financial Statements included elsewhere in this Annual Report for details of payments to senior management which is reflected under related party interests.

Board Practices

        At every annual general meeting, as near as possible to, but not less than, one third of the directors (excluding any Executive director appointed after the conclusion of the preceding annual general meeting, the Executive Chairman, the Chief Executive Officer and the Managing Director) are required to retire from office but are eligible for re-election. The directors to retire are those who have been longest in office since their last election, or as between directors who have been in office for an equal length of time since their last election, in the absence of agreement, determined by lot. In addition, the appointment of any director appointed since the last annual general meeting will be required to be confirmed. Any director so appointed will also retire at the meeting and be eligible for re-election.

        The following table sets forth the terms of office of the Directors.

Name	Start of term	Latest date of end of term
Roeloff Jacobus Boëttger	2008	2013
Daniël Christiaan Cronjé	2008	2011
Meyer Feldberg	2009	2011
James Edward Healey	2009	2012
Deenadayalen Konar	2010	2013
Nkateko Peter Mageza	2010	2013
Helmut Claus-Jürgen Mamsch	2009	2010
John David McKenzie	2010	2013
Mohammed Valli Moosa	2010	2011
Karen Rohn Osar	2008	2010
Bridgette Radebe	2008	2010
Sir Nigel Anthony Russell Rudd	2010	2013
Mark Richard Thompson	2010	2013
Rudolf Thummer	2010	2013

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

        The Audit Committee consists of five independent non-executive directors of the Board (James Edward Healey, Deenadayalen Konar (Chairman), Nkateko Peter Mageza, Helmut Claus Jürgen Mamsch and Karen Rohn Osar) and is directed by a specific mandate from the Board. The adequacy of the mandate is reviewed and reassessed annually. The Chairman of the Group attends Committee meetings ex-officio. The Audit Committee meets with senior management, which includes the Chief Executive Officer and the Chief Financial Officer, at least four times a year. The external and internal auditors attend these meetings and have unrestricted access to the Committee and its Chairman. The Audit Committee also meets at least once per year with the management Disclosure Committee. The external and internal auditors meet privately with the Audit Committee Chairman on a regular basis. The Audit Committee Chairman attends the annual general meeting. Deenadayalen Konar has been designated as the Audit Committee's financial expert.

        Regional audit committees exist in the three major regions and are chaired by independent non-executive directors. These committees have a mandate from the Group's audit committee, to whom they report on a regular basis, and they meet at least four times per year.

Nomination and Governance Committee

        The Nomination and Governance Committee of the Board consists of four independent non-executive directors (Daniël Christiaan Cronjé, the chairman of the Group and of the Committee, Meyer Feldberg, Deenadayalen Konar and Sir Anthony Nigel Russell Rudd). The Committee considers the composition of the Board, retirements and appointments of additional and replacement non-executive directors and makes appropriate recommendations to the Board. The Chief Executive Officer attends meetings by invitation.

Human Resources and Transformation Committee

        The Human Resources and Transformation Committee of the Board consists of four independent non-executive directors (Daniël Christiaan Cronjé, the chairman of the Group and of the Committee, James Edward Healey, Nkateko Peter Mageza and Bridgette Radebe). The responsibilities of the Committee are, among other things, to determine human resource policy and strategy. In addition the Committee overseas Transformation issues in South Africa.

Compensation Committee

        The Compensation Committee of the Board consists of four independent non-executive directors (Meyer Feldberg (Chairman), Helmut Claus-Jürgen Mamsch, John "Jock" David McKenzie and Sir Nigel Rudd). The responsibilities of the Committee are mainly to determine the remuneration and incentives in respect of the Chief Executive Officer and those executives reporting directly to the Chief Executive Officer. The Chairman of the Group attends meetings of the Committee ex-officio.

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

  •
  Provide a brief description of any significant difference between its corporate governance practices and those followed by United States companies under the NYSE listing standards; and

  •
  Maintain a publicly accessible website that includes a printable version of its audit committee charter and the description of significant differences in corporate governance practices mentioned above. In accordance with new NYSE rules, Sappi continues to make available on its website its Annual Reports on Form 20-F.

        As Sappi is listed on the JSE Limited in Johannesburg, Sappi is required to comply with the King Report on Corporate Governance for South Africa. Although there are differences between the King Report and the NYSE corporate governance rules, Sappi applies the principles of the King Report and has voluntarily adopted corporate governance practices that do not differ in any significant ways from the requirements of the NYSE corporate governance rules. A revised King Report (III) was issued with effect from March 2010 and Sappi is in the process of implementing various additional requirements from the revised report. This work will continue through fiscal 2011.

Employees

        The following table sets forth the number of employees as at the close of each fiscal year ended September.

	2010	2009		2008
Sappi Fine Paper North America	2,247	2,336		2,571
Sappi Fine Paper Europe	6,659	6,710	(1)	4,896
Sappi Southern Africa	6,446	7,142		7,445
Sappi Trading	148	154		153
Unallocated and eliminations	86	85		91

Total	15,586	16,427		15,156

(1)
Includes employees transferred from M-real as part of the Acquisition.

Sappi Fine Paper North America

        Approximately 64% of employees are represented by twelve collective bargaining agreements with seven different unions. The majority of Sappi Fine Paper North America's hourly employees are represented by the United Steelworkers (USW) union. The labor contracts with the USW expire in May 2012, August 2013, and August 2011, respectively for the Cloquet, Somerset and Westbrook mills.

        Sappi Fine Paper North America has experienced no work stoppage in the past nineteen years and believes that its relationship with its employees is satisfactory. In maintaining this relationship, we hope to reach agreements with our unions as contracts expire. In the event that an agreement cannot be reached with any of the unions and a prolonged work stoppage ensues, curtailment of output could negatively impact our business.

Sappi Fine Paper Europe

        A substantial number of Sappi Fine Paper Europe employees are represented by trade unions.

        Sappi Fine Paper Europe is subject to industry-wide collective agreements that are in place with trade unions in Germany, Finland, Switzerland, Austria and Belgium and which relate to its employees in each of the relevant mills. At our mills in The Netherlands, Sappi Fine Paper Europe has entered into shop-floor agreements with the respective trade unions. Although we have in the past and may in the future experience work stoppages and other labor conflicts (such as work stoppages at our Dutch mills in November 2009 during collective labor agreement (CLA) negotiations), overall labor relations have been stable in Europe.

        In addition to trade unions, Sappi Fine Paper Europe also consults with various local, national and European works councils. These works councils primarily serve in an advisory role. Sappi Fine Paper Europe is required, under certain circumstances, to keep the works councils informed of activities that affect the workforce and to consult with one or more of the works councils before proceeding with a course of action. This is especially relevant for any major reorganization.

        During fiscal 2010, we finalized the previously announced reduction of workforce at Kirkniemi in Finland (63 employees), Stockstadt in Germany (20 employees) and at Biberist in Switzerland (49 employees). In November 2009, we announced the permanent closure of the Kangas mill which was implemented by the end of June 2010. The Kangas mill employed approximately 150 employees.

        There were no work stoppages across our European organization except for the combined five-day work stoppage at our Dutch mills in Nijmegen and Maastricht in the context of the November 2009 CLA negotiations.

Southern Africa

        In southern Africa, we operate within a unionized environment. There are three recognized unions, namely: Chemical, Energy, Paper, Printing, Wood Allied Workers' Union (CEPPWAWU); United Association of South Africa (UASA); Solidarity and South African Agricultural & Plantations Allied Workers Union (SAAPAWU). The unions act jointly in most instances to leverage their collective power. Unions in South Africa represent approximately 65% of all employees falling within the bargaining unit, and 51% of all employees employed in Sappi.

        The South African industrial relations climate during fiscal 2009 was characterized by industrial actions (strikes) across all industries, particularly in the public and para-statal sectors. A three week public sector strike largely influenced the wage negotiations environment in the Pulp and Paper sector. These negotiations were concluded on August 5, 2010. A significant achievement this year was a wage settlement of 8% across the board, without any strike in the Pulp and Paper sector.

        The consultation process regarding the closure of the Usutu mill in Swaziland and the consequent retrenchment of staff was concluded during January 2010. The union has declared two disputes, regarding the retrenchments that took place during 2005 and 2010. The matter relating to the 2005 retrenchments is currently at the high court with the outcome expected in December 2010, whereas the dispute regarding the 2010 retrenchments is still ongoing.

        The major achievement in the area of the employee wellbeing is that 58% of the predicted HIV positive Sappi employees are registered in managed care programs. The Department of Health (DoH) has launched Counseling and Testing (C&T) campaigns and aims to encourage people to know their HIV status with links to treatment, care and support, as well as through key HIV prevention messages, encourage people to take proactive steps towards leading a healthy lifestyle, irrespective of their HIV (or TB) status. Sappi has participated in the campaign and partnerships were formed with the DoH to encourage employees, contractors and partners to ensure that they know their HIV status. At Sappi on average more than 45% of the employees participated in the campaigns with the participation at one Mill being more than 90% for the third year in a row.

        Partnership is extremely important in changing the scope and shape of the HIV/AIDS epidemic. Awareness campaigns, training programs for health personnel and peer educators, men-to-men training, home-based care and the treatment of sexually transmitted tuberculosis and other opportunistic infections are a few examples of initiatives where Sappi has been involved with Government and Non Governmental Organizations in 2010.

        The employee wellbeing program includes initiatives and awareness programs with the objective of ensuring the maintenance of a healthy workforce, to establish support functions that aim to improve employee safety and productivity, and to implement systems that ensure compliance with relevant legislation and which has been achieved during 2010.

        The Employment Equity Act (No. 55 of 1998) requires employers who employ 50 or more employees to implement affirmative action measures designed to ensure that suitably qualified persons from previously disadvantaged groups have equal opportunities and are equitably represented in the workforce. The provisions of the Employment Equity Act which pertain to the prohibition of unfair discrimination, the monitoring by employees and trade union representatives of compliance with the Act, the institution of legal proceedings concerning contraventions of the Act, the protection of employee rights and the formulation of codes of good practice and regulations pertaining to the Act were implemented on August 9, 1999. The implementation of the balance of the Act, dealing primarily with affirmative action measures, commenced on December 1, 1999. As required by the Act, we drafted employment equity plans after consultation with representative employee forums and have submitted the prescribed reports to the Department of Labor. A latest annual employment equity report has been submitted during October 2010 as required by law.

        The Skills Development Act (No. 97 of 1998), which came into force on September 10, 1999, provides an institutional framework to devise and implement workplace strategies in order to develop and improve the skills of the South African workforce. The financing of skills development is provided for under the Skills Development Levies Act by means of a levy / grant system.

        The Skills Development Act, Skills Development Levies Act and the South African Qualifications Authorities Act (No. 58 of 1995), including amendments to the latter, have continued to receive significant attention during the past year. Equity forums established under the Employment Equity Act are mandated to serve as Learning Forums, and their constitutions, roles and responsibilities continue to be encouraged. The forums played a major role in preparing the Skills Plans submitted to the Forest Industries Education and Training Authority ("FIETA"). A skills levy of 1%, specified in accordance with the Skills Development Levies Act, was paid via Internal Revenue to the FIETA. The National Skills strategy for 2005 to 2010 has been extended to remain in force for the skills year 2010 - 2011 while the National Skills Strategy 3 is being finalized and the Sectoral Authorities are being reconfigured. These new Skills legislation requirements will affect all industries from April 2011 onwards.

        PAMSA (Paper Manufacturers Association of South Africa) has reviewed the training material for the pulp and paper industry and updated these with Forests Industry Skills Education Training Authorities and National Skills Authority participation. The training material is integrated with the 144 NQF Unit Standards for Pulp and Paper. Assessment guides and facilitation material is provided to facilitate assessment against the Unit Standards to assist training personnel to carry out knowledge transfer. The material is aimed at facilitating uniform assessment of the recognition of prior learning across the industry. This initiative will benefit the industry in South Africa as candidates who successfully complete their training and development will receive a nationally recognized qualification in terms of the National Qualification Framework.

        Together with the relevant Quality assurance agencies, PAMSA and the Chemical industry have successfully designed and accredited a new National Vocational Certificate which is aimed at school leavers from compulsory schooling level at grade 8 onwards to enter a tertiary technically focused qualification program, enhancing the students employability across both the pulp and paper and chemical industries. This program is being launched at two Further Education Colleges in February 2011 and will be extended thereafter.

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

        The JSE Limited (Johannesburg Stock Exchange) amended Schedule 14 of its Listings Requirements in its entirety. As a result the Sappi Limited Share Incentive Trust revised its rules in fiscal 2009 to comply with the new Schedule 14. The main change for the Scheme is the limitation of Trustees and Sappi Limited Board of Directors discretionary powers relating to prospective Scheme share issues to its participants. Other minor amendments to the rules were also made to comply with the new requirements. The JSE has approved the revised Sappi Limited Share Incentive Trust rules. The revised rules are effective in January 2011. See "Item 19—Exhibits—Exhibit 4.1" for the Sappi Limited Share Incentive Trust rules as approved by the Company and the JSE.

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

        The JSE Limited (Johannesburg Stock Exchange) amended Schedule 14 of its Listings Requirements in its entirety. As a result the Sappi Limited Performance Share Incentive Trust revised its rules in fiscal 2009 to comply with the new Schedule 14. The main change for the Plan is the limitation of Trustees and Sappi Limited Board of Directors discretionary powers relating to prospective plan conditional share awards to its participants. Other minor amendments to the rules were also made to comply with the new requirements. The JSE has approved the revised Sappi Limited Performance Share Incentive Trust rules. The revised rules are effective in January 2011. See "Item 19—Exhibits—Exhibit 4.14" for the Sappi Limited Performance Share Incentive Trust rules as approved by the Company and the JSE.

        For a detailed description of the Share Incentive Scheme and the Performance Share Incentive Plan see Note 28 to our Group Annual Financial Statements included elsewhere in this Annual Report.

Black Economic Empowerment Trusts ("BEE Trusts")

        In June 2010, Sappi completed a BEE deal to comply with South African legislation to increase the participation of Historically Disadvantaged South Africans in the South African economy. The BEE deal resulted in the BEE Trusts and certain strategic partners holding, collectively, Ordinary and "A" Ordinary Shares equivalent to 4.5% of Sappi Limited, which corresponded to an effective 30% interest in Sappi's South African business post the deal. The 30% is in terms of the Forestry Charter and BEE legislation in general.

        Under the deal "A" ordinary shares were issued to the BEE Trusts. These "A" ordinary shares were financed by notional loans from Sappi Limited to the BEE Trusts. The loans are repayable on August 30, 2019 when the shares convert to ordinary shares based on a conversion formula. The BEE Trusts consist of three trusts, the ESOP Trust for the benefit of certain employees of Sappi's South African business, the MSOP Trust for the benefit of Black Managers of Sappi's South African business and the Sappi Foundation for the benefit of certain local communities in South Africa.

        For a detailed description of the BEE Trusts see Note 28 to our Group Annual Financial Statements included elsewhere in this Annual Report and see "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions".

Directors and Senior Management

        At the end of fiscal 2010, certain Directors and Senior Management of Sappi had been granted an aggregate of 260,700 Share Options, 242,000 Allocation Shares and 3,048,800 Performance Shares. None of the Directors and Senior Management of Sappi holds more than 1% of our issued share capital. See notes 34 to 36 to our Group Annual Financial Statements contained elsewhere in this Annual Report for details individually by director and for senior management, of participation in the Sappi Limited Share Incentive Trust and the Sappi Limited Performance Share Incentive Trust.

        The director Mr M V Moosa is the Deputy Chairman of Lereko Investments (Pty) Ltd and holds 31.8% of Lereko Investments. Lereko Investments holds 1,971,693 Sappi Limited shares as part of the BEE transaction.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information with respect to the ownership of the ordinary shares, R1.00 par value, of Sappi Limited by the shareholders of record of Sappi Limited as of September 23, 2010, holding 5% or more of the outstanding ordinary shares.

Name of Registered Holder	Number of Shares	Percentage
Nedcor Bank Nominees Limited(1)	152,568,172	29.4
First National Nominees (Proprietary) Limited(1)	139,689,163	26.9
Standard Bank Nominees (Transvaal) (Proprietary) Limited(1)(2)	128,492,212	24.7
ABSA Nominees (Proprietary) Limited(1)	47,557,621	9.2
Public Investment Commissioner (PIC)	61,609,689	11.9
All Directors and Executive Officers as a Group	954,284	0.18

(1)
The registered holders have advised us that they hold shares for numerous clients.

(2)
Includes all the ADS shares which are held through the Standard Bank Nominees (Transvaal) (Proprietary) Limited.

        The authorized share capital of Sappi Limited consisted of 325,000,000 Ordinary Shares as of September 28, 2008, was increased to 1,325,000,000 on November 4, 2008, and was subsequently reduced to 725,000,000 on March 2, 2009. On April 29, 2010, the authorized share capital was increased by 19,961,476 "A" Ordinary Shares with a par value of ZAR 1.00 per "A" Ordinary Shares. The "A" Ordinary Shares rank pari passu with the ordinary shares in all respects except for dividend entitlements where the "A" Ordinary Shares are entitled to 50% of the dividends payable on the ordinary shares.

        On June 11, 2010 Sappi issued 4,328,359 Ordinary Shares and 19,961,476 "A" Ordinary Shares, as part of the BEE transaction. See "—Related Party Transactions" and Notes 17 and 28 of our Group Annual Financial Statements contained elsewhere in this Annual Report for details relating to the BEE transaction.

        As of September 23, 2010, the issued Ordinary Share capital consisted of 541,446,223 Ordinary Shares, of which 21,935,119 Ordinary Shares are held in treasury. The remaining 519,511,104 issued Ordinary Shares have full voting rights. The issued "A" Ordinary Share capital consisted of 19,961,476 "A" Ordinary Shares, issued as part of the BEE transaction. The issued "A" Ordinary Shares are treated as treasury shares as the share trusts owning such shares are considered special purpose entities under of IFRS. The "A" Ordinary treasury shares differ from the 21,935,119 Ordinary Shares held in treasury, in that the A" Ordinary treasury shares have full voting rights. The Ordinary Shares are listed shares, whilst the "A" ordinary shares are unlisted shares. The "A" Ordinary Shares have the potential to convert into Ordinary Shares in 2019. See "—Related Party Transactions" for a summary of the conversion into Ordinary Shares.

        It is common in South Africa for shares to be held through nominees. As of September 23, 2010, the four largest ordinary share shareholders of record (all of which are nominees) owned approximately 90.1% of the shares. We believe that, as of October 1, 2010, based on registered addresses and disclosure by nominee companies, 14% of our shares were held beneficially in North America, 69% of our shares were held beneficially in South Africa and 17% of our shares were held beneficially in Europe and elsewhere, excluding the shares owned by our subsidiaries.

        On September 30, 2010, there were 37 registered holders of ADSs holding 9,092,834 ADSs, representing 1.7% of our issued share capital.

        Pursuant to the Companies Amendment Act Number 37 of 1999, where securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interest in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every three-month period to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and price of securities issued by that issuer held on behalf of each such person. We have authorized JP Morgan Cazenove to conduct a monthly investigation into the beneficial ownership of Sappi Limited shares including those in nominee holdings. All beneficial holdings are investigated to determine whether there are any shareholders who hold 5% or more of our shares and these investigations have as of October 1, 2010, revealed the following beneficial holders of more than 5% of the issued share capital of Sappi Limited:

Name of Shareholder	Number of Shares	Percentage
Public Investment Commissioner (South Africa)	61,609,689	11.9

        Further, as a result of these investigations, we have ascertained that some of the shares registered in the names of the nominee holders are managed by various fund managers and that, as of October 1, 2010, the following fund managers were responsible for 5% or more of the issued share capital of Sappi Limited.

Name of Fund Manager	Number of Shares Managed	Percentage
Allan Gray Investment Council (South Africa)	116,798,521	22.5
Investec Asset Management (South Africa)	66,968,541	12.9
Capital Group Companies Inc.	43,837,075	8.5
Old Mutual Investment Group (South Africa)	40,244,164	7.7

        Under South African law, there is no obligation on the part of our shareholders to disclose to us arrangements or understandings that may exist between or amongst them with respect to the holding or voting of shares unless such arrangement or understanding constitutes an affected transaction under the Securities Regulation Code on Takeovers and Mergers. An "affected transaction" means, among other things, any transaction which has or will have the effect of vesting control of any company in any person or two or more persons acting in concert in whom control did not vest prior to such transaction or scheme. Control is defined with reference to a specified percentage, which is currently 35% of the entire issued share capital of a company. The major shareholders have no different voting rights.

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

        On December 31, 2008, a € 32 million equivalent in ZAR portion of the Acquisition consideration was funded through the issue of 11,159,702 ordinary shares of Sappi Limited to M-real Corporation (the "Consideration Shares"), with the actual number of such Consideration Shares having been determined based on the average weighted closing price of the shares and certain adjustments in respect of the rights offering and other anti-dilutive protections. See Note 33 of the Group Annual Financial Statements contained elsewhere in this Annual Report.

 Related Party Transactions

        For information on related party transactions, see note 30 to our Group Annual Financial Statements contained elsewhere in this Annual Report.

        In June 2010, Sappi completed a Broad Based Black Economic Empowerment ("BEE") transaction (the "BEE Transaction"). The South African government has through the years promulgated various pieces of legislation to increase the participation of Historically Disadvantaged South Africans ("HDSAs") in the South African economy and, through BEE legislation, formalised the country's approach in this regard. See "Item 5—Operating and Financial Review and Prospects—South African Economic and Political Environment".

        In April 2006 Sappi announced a BEE transaction (the "Plantation BEE Transaction") with Lereko Property Company (Proprietary) Limited ("LPC"), a BEE company set up to house a consortium consisting of Lereko Investments (Proprietary) Limited, AMB Capital Limited and Malibongwe Women Development Trust (collectively, the "Strategic Partners"), pursuant to which LPC acquired a 25% undivided share in Sappi's South African plantation land, excluding the value of the plantations, owned by Sappi and/or Sappi Southern Africa (Pty) Ltd (previously Sappi Manufacturing), coupled with the right to develop the land not utilised for forestry operations. Sappi Southern Africa retained the right of use over all the land under the underlying arrangements. As part of the Plantation BEE Transaction, 30% of LPC was set aside for the benefit of certain categories of Sappi's South African employees, who did not participate in any Sappi share incentive scheme. The balance of the shareholding in LPC was held by Lereko Investments (46.19%), Malibongwe (10.14%) and AMB Capital (13.67%).

        However, the Plantation BEE Transaction did not meet Sappi's undertakings under the Forestry Charter gazetted in June 2009 (which sets the objectives and principles for BEE in the forestry industry and includes the BEE scorecard and targets to be applied, as well as certain undertakings by government and South African forestry companies to assist the forestry industry to achieve its BEE targets). Accordingly, Sappi decided to unwind the Plantation BEE Transaction, which resided at a South African subsidiary level and to implement the BEE Transaction, a new sustainable transaction of equivalent value at the holding company level using its listed securities.

        Sappi views BEE as a key requirement for sustainable growth and social development in South Africa. The BEE Transaction enabled Sappi to meet its BEE targets in respect of BEE equity ownership. The BEE Transaction, comprised two distinct parts. The first part entailed the issue of ordinary shares to the Strategic Partners and the Sappi employees who were to be participants in the Plantation BEE Transaction, as part of the unwinding of the rights from that transaction. The second part consisted of the creation and issuance of a new class of unlisted equity shares referred to as "A" ordinary shares. The "A" ordinary shares were issued at their par value of ZAR1 to a trust for the benefit of certain Sappi employees including HDSAs (the "ESOP Trust"), a trust for the benefit of certain Sappi managers that are HDSAs (the "MSOP Trust") and a trust for the benefit of tree growers and communities surrounding the major mills and/or plantations operated by Sappi in South Africa (the "Sappi Foundation Trust", and together with the ESOP Trust and the MSOP Trust, the "BEE Trusts"). The issuance of the "A" ordinary shares was financed through notional non-interest bearing loans extended by Sappi to the BEE Trusts. The BEE Transaction resulted in the BEE Trusts and the Strategic Partners holding, collectively, ordinary and "A" ordinary shares equivalent to 4.5% of the share capital of Sappi Limited, which corresponds to an effective 30% interest in Sappi's South African business under the Forestry Charter and BEE legislation in general.

        The total value of the BEE Transaction, based on the 30 day volume weighted average price (VWAP) of Sappi's ordinary shares as at Friday February 5, 2010 of ZAR 33.50 amounted to approximately ZAR 814 million (US$ 115 million). As part of the BEE transaction, Sappi issued an aggregate of approximately 24.3 million shares, comprising approximately 4.3 million ordinary shares and approximately 20 million "A" ordinary shares. The value of their shareholding in LPC attributable to the Strategic Partners is ZAR 102.1 million and the value of the South African employees' 30% entitlement in LPC, which will be held through the ESOP Trust, is ZAR 42.9 million.

        The "A" ordinary shares rank pari passu with and have the same rights and obligations attached as the ordinary shares in all respects except for dividend entitlements where the "A" ordinary shares are entitled to 50% of the dividends payable on the ordinary shares. The "A" ordinary shares have the same voting rights as ordinary shares but are not listed on the JSE.

        Sappi will have the option to repurchase a number of "A" Ordinary Shares at the end of the Transaction in August 2019. The number of "A" Ordinary Shares Sappi may be entitled to repurchase will be calculated according to a repurchase formula set forth in Article No. 38 of Sappi's Articles of Association. The number of any "A" Ordinary Shares that Sappi may elect to buy back in August 2019 will depend on the price performance of the Ordinary Shares over the period of the Transaction with the remaining "A" Ordinary Shares being distributed to the beneficiaries of the BEE Trusts (or, in the case of the Sappi Foundation Trust, continued to be held by such trust) and converted into Ordinary Shares. See "Item 10—Additional Information—Share Capital" for a description of the "A" ordinary shares.

        For financial reporting purposes the "A" Ordinary Shares are treated as treasury shares, as the BEE Trusts owning such shares are considered special purpose entities under IFRS.

        The BEE deal involved the specific issue for cash of Ordinary Shares at full market value and "A" Ordinary Shares at par value. For further information on the resolution authorizing the change in the Company's Articles of Association relating to the "A" Ordinary Shares and the repurchase formula for the "A" Ordinary Shares, see "Item 19—Exhibits 1.1 and 1.3".

Interests of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

        See the Group Annual Financial Statements contained in this Annual Report for the Report of the Independent Auditors.

Legal Proceedings

        We become involved from time to time in various claims and lawsuits incidental to the ordinary course of our business. We are not currently involved in legal proceedings which, either individually or in the aggregate, are expected to have a material adverse effect on our business, assets or properties.

North America

        On June 29, 2009, the Commissioner of the Department of Inland Fisheries and Wildlife, State of Maine (the "Commissioner"), issued a decision requiring Sappi Fine Paper North America to install a fish passage at the Cumberland Mills dam associated with the Westbrook mill, the most downriver dam on the Presumpscot River. On May 12, 2010, the Commissioner accepted a conceptual design for the fish passage jointly proposed by the state, several non-governmental organizations and Sappi Fine Paper North America, and final detailed design drawings were submitted to the Commissioner on September 24, 2010. A final order approving the design was issued to Sappi Fine Paper North America on October 5, 2010. Pursuant to the order, construction of the fish passage must be completed by May 1, 2013. Costs associated with construction and relating engineering of this fish passage are estimated to be approximately US$ 4 million to US$ 5 million. Fish passage at the next dam upstream, the Saccarappa dam, must be operational two years after the Cumberland Mills dam fishway is completed, or during the spring of 2015. Installation of the Cumberland Mills dam fishway may also trigger, over a period of approximately ten years, the obligation to install fishways for at least some of Sappi Fine Paper North America's other four upstream dams as well, to allow natural fish migration and thus promote the restoration of native species to the river. The total cost of all fishways associated with Sappi's dams along the Presumpscot River is estimated to be in the range of approximately US$ 18 million to US$ 28 million, which includes costs expected to be incurred in the next several years for the fish passage on the Cumberland Mills and Saccarappa dams as well as estimated costs for upstream fishways which may be incurred in the future. Because construction of additional fishways depends on several future contingencies, including the results of data gathering on fish populations in the river, we do not know the precise timing for incurring related future costs, assuming such obligations are triggered.

South Africa

        The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. This process is expected to continue for many years. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues. To date, we have been notified of 77 formal land claims against us, of which 40 are in Mpumalanga, and 37 are in KwaZulu-Natal. Three of the claims in KwaZulu-Natal are in the process of being settled. The remaining claims have not been finalized and are still under investigation by the Regional Land Claims Commissioner.

 Dividends

        We consider dividends on an annual basis. Taking into account factors at the time, including the rights offer to shareholders and the macro economic and global financial market conditions, the Sappi Board decided in November 2008 to rebase the dividend which for fiscal 2007 had been 32 US cents per ordinary share. On November 6, 2008, we announced a dividend in respect of ordinary shares of 16 US cents per share for fiscal 2008. The dividend was paid on all ordinary shares in issue on November 28, 2008 and paid on December 2, 2008, which was prior to the completion of the rights offer to shareholders. South African shareholders were paid the Rand equivalent of the US dollar denominated declaration. Taking into account the macro economic and global financial market conditions, our performance in fiscal 2010 as well as our priority to reduce indebtedness and preserve liquidity, the Board of Directors decided on November 6, 2009 and November 8, 2010 not to declare a dividend for fiscals 2009 and 2010 respectively.

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

        In accordance with South African common law, dividends may be declared only out of distributable profits. Under the South African Companies Act the payment of dividends (or any other distribution) is subject to the Company meeting the solvency and liquidity requirements of the Act. Holders of American Depositary Receipts (ADRs) on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the Deposit Agreement among us, The Bank of New York Mellon and the ADR holders (the "Deposit Agreement"). There is no restriction under South African exchange control regulations on the free transferability of cash dividends to non-resident shareholders or ADS holders (provided the necessary endorsements are obtained). See "Item 10—Additional Information—Exchange Controls".

        We are not currently obliged to withhold any form of tax on dividends paid to non-residents of South Africa. South African companies pay Secondary Tax on Companies ("STC") at the flat rate of 10% in respect of the amount of dividends declared by the company less certain dividends which accrue to the company during its relevant "dividend cycle". STC is to be replaced with a dividend withholding tax ("DWT") possibly during the latter half of 2011 (date to be announced). The DWT will be imposed on the shareholder and not on the company and it will be levied on the shareholder at a rate of 10%, subject to a reduction in terms of an applicable Double Taxation Agreement. In contrast to STC, the new DWT is a tax on the shareholder, although it will be collected as a withholding tax by the company paying a dividend, which implies that Sappi Limited will incur the obligation to withhold the DWT.

Significant Changes

        Except as otherwise disclosed in this Annual Report, no significant change has occurred in our financial position since September 26, 2010.

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

	Shares		ADSs
	High(1)	Low(1)	High(1)	Low(1)
	(SA cents per share)		(US$ per ADS)
Annual highs and lows
Fiscal 2010	3,792	2,539	5.14	3.27
Fiscal 2009	5,403	1,290	6.41	1.24
Fiscal 2008	7,661	4,700	9.98	5.72
Fiscal 2007	8,824	6,263	12.24	7.88
Fiscal 2006	6,389	3,948	9.62	5.98
Quarterly highs and lows
2010
Fourth quarter	3,685	2,877	5.14	3.70
Third quarter	3,275	2,633	4.54	3.27
Second quarter	3,792	2,875	5.08	3.74
First quarter	3,700	2,539	4.91	3.40
2009
Fourth quarter	3,179	2,052	3.96	2.48
Third quarter	3,029	1,620	3.77	1.80
Second quarter	4,550	1,290	4.76	1.24
First quarter	5,403	2,668	6.41	2.18
Monthly highs and lows
2010
October	3,631	3,406	5.23	4.91
September	3,644	3,432	5.22	4.71
August	3,685	3,234	5.13	4.34
July	3,585	2,877	4.87	3.70
June	3,143	2,800	4.10	3.60
May	3,275	2,633	4.38	3.27

(1)
Historical share prices shown in the table above have been adjusted where applicable by 1.58 (an adjustment factor) for the effect of the issuance of 286,886,270 new ordinary shares of ZAR 1.00 each, at a subscription price of ZAR 20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The adjustment factor applied to historical share prices was based on the theoretical ex-rights price ("TERP") calculation explained below.

TERP is the [(Number of new shares multiplied by the Subscription price) plus the (Number of shares held multiplied by the Ex-dividend share price)] all divided by the (Number of new shares plus the number of shares held prior to the rights offer).

The adjustment factor of 1.58 is calculated using the Pre-announcement price divided by the TERP.

        On December 6, 2010, the closing price for our shares on the JSE was 3,590 SA cents per share and the closing price of the ADSs on the NYSE was US$ 5.31 per ADS.

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

        The market capitalization of South African equity securities was R6,318.7 billion as at September 30, 2010. The actual float available for public trading is significantly smaller than the aggregate market capitalization because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization at the end of the period) was 40.90% for the 12 months ended September 30, 2010. As of the end of September 2010, there were 407 listed companies on the JSE.

        Following the introduction of the FTSE/JSE free float indices, the FTSE/JSE All Share Index includes those companies that make up the top 99% of the total market capitalization of all eligible companies (as defined by FTSE/JSE) listed on the JSE. The three main sectors in the market are Resources, Financials and Industrials. As of September 30, 2010, the All Share Index included 166 companies. The Resources Index, Industrials Index and Financials Index included 21, 102 and 43 companies respectively, and accounted for approximately 24%, 28% and 13% respectively, of the total market capitalization of the JSE.

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

        The company secretary of Sappi is Sappi Southern Africa (Pty) Limited. (In accordance with rule 3.59 of the Listings Requirements of the JSE Limited, on November 8, 2010 Sappi Southern Africa (Pty) Limited, a wholly owned subsidiary of Sappi Limited, has been appointed Company Secretary of Sappi Limited replacing Sappi Management Services (Pty) Limited which has become a dormant company).

Disclosure of Interest in Shares

        The Companies Act requires the disclosure of beneficial interests in the outstanding shares of a company. Where securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interest in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every calendar quarter, to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and class of securities issued by that issuer held on behalf of each such person. However, the Companies Act, 2008 ("the New Act") (which is expected to come into effect in the year 2011) obliges the registered shareholder to make such a disclosure within 5 (five) business days of the end of every month. Moreover, an issuer of securities may, by notice in writing, require a person who is a registered shareholder of, or whom the issuer knows or has reasonable cause to believe to have a beneficial interest in, a security issued by the issuer, to confirm or deny whether or not such person holds that beneficial interest and, if the security is held for another person, the person to whom the request is made is obliged to disclose to the issuer the identity of the person on whose behalf a security is held. The addressee of the notice may also be required to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. All issuers of securities are obliged to establish and maintain a register of the disclosures described above and to publish in their annual financial statements a list of the persons who hold beneficial interests equal to or in excess of 5% of the total number of securities of that class issued by the issuer together with the extent of those beneficial interests.

Register of Members

        Sappi Limited keeps a register of Shareholders in South Africa. Sappi Limited may keep a branch share register in any foreign country, subject to the approval of the South African Reserve Bank.

Share Capital

        As at September 2010 the authorized and issued share capital of Sappi was as follows:

        Authorized:

  725,000,000 ordinary shares of ZAR 1.00 each and 19,961,476 "A" ordinary shares of ZAR 1.00 each for an authorized share capital of ZAR 744,961,476 million

        Issued:

  541,446,223 ordinary shares of ZAR 1.00 each and 19,961,476 "A" ordinary shares for an issued share capital of US$ 80 million

  Share premium US$ 1,564 million

        The authorized ordinary share capital was increased during the year by 19,961,476 "A" ordinary shares with a par value of ZAR 1.00 per share as part of Sappi's 2010 BEE Transaction. The issued ordinary share capital increased during the year to its current numbers with the issue of 4,328,359 ordinary shares and 19,961,476 "A" ordinary shares as part of Sappi's 2010 BEE Transaction.

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

        The "A" Ordinary Shares rank pari passu with the Ordinary Shares in all respects except for dividend entitlements where the "A" Ordinary Shares are entitled to and will receive 50% of the dividends payable on the Ordinary Shares. The "A" Ordinary Shares have the same voting rights as Ordinary Shares but are not and will not be listed on the JSE. The "A" Ordinary Shares were issued to the BEE Trusts in connection with the BEE Transaction and may not be disposed of by the BEE Trusts until the August 2019 when Sappi will have the option to repurchase a number of "A" Ordinary Shares. The number of "A" Ordinary Shares Sappi may be entitled to repurchase will be calculated according to a repurchase formula set forth in Article No. 38 of Sappi's Articles of Association. The number of any

"A" Ordinary Shares that Sappi may elect to buy back in August 2019 will depend on the price performance of the Ordinary Shares over the period of the Transaction with the remaining "A" Ordinary Shares being distributed to the beneficiaries of the BEE Trusts (or in the case of the Sappi Foundation Trust, continued to be held by such trust) and converted into Ordinary Shares.

        For financial reporting purposes the "A" Ordinary Shares are treated as treasury shares, as to the BEE Trusts owning such shares, are considered special purpose entities under IFRS and therefore will not be included in the calculation of the Company's salient financial ratios such as basic earnings per share.

        For further details of the BEE Transaction see "Item 7—Related Party Transactions"and for further information on the resolution authorizing the change in the Company's Articles of Association relating to the "A" Ordinary Shares and the repurchase formula for the "A" Ordinary Shares, see "Item 19—Exhibits 1.1 and 1.3".

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

        "A" ordinary shares are entitled to and will receive 50% of the dividend payable on ordinary shares.

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

Distribution of Assets on Liquidation

        If Sappi Limited is liquidated, the assets remaining after the payment of all the liabilities of Sappi Limited and the costs of winding-up shall be distributed among the Shareholders in proportion to the numbers of shares respectively held by them, subject to the rights of any Shareholders to whom shares have been issued on special conditions and subject to Sappi Limited's right to apply set-off against the liability, if any, of Shareholders for unpaid capital or premium. Furthermore, the liquidator, with the authority of a special resolution, may divide among the Shareholders, in specie or kind, the whole or any part of the assets, whether or not those assets consist of property of one kind or different kinds.

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

 South African Companies Act, 2008

        A new Companies Act, the Companies Act, 71 of 2008 (the "Act"), was promulgated in April 2009, but has not yet entered into force. The Act will come into operation on a date fixed by the President by proclamation in the Government Gazette, which date may not be earlier than one year following the date on which the President assented to the Act (April 9, 2009). According to the latest notice from the Department of Trade and Industry the Act will take effect on 1 April 2011. Once the Act takes effect, the Act will replace the current Companies Act, 1973 (as amended), in its entirety.

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

  (a)
  the appointment of a company secretary, who must have the requisite knowledge of, or experience with, relevant laws and who must be a permanent resident of South Africa;

  (b)
  the appointment, at its annual general meeting, of an auditor who must, in the opinion of the company's audit committee, be 'independent' of the company. The same individual is prohibited, from serving as the auditor (or designated auditor, as the case may be) for more than five consecutive years. An auditor whose appointment endures for two or more consecutive years and then terminates are prohibited from being appointed as the auditors of that company again for a period of at least two further fiscal years;

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

Financial Statements

        The Act provides that all financial statements provided by a company, (including annual financial statements) must, inter alia, comply with the standards prescribed by the Minister of Trade and Industry, after consultation with the FRSC, a body established in terms of the Act. The Act stipulates that the financial statements of public companies must comply with IFRS. Financial reporting standards, applicable to public companies, may be issued by the Minister of Trade and Industry by publication in the Government Gazette from time to time on the advice of the FRSC. The financial reporting standards under the Act are more onerous than the current standards. The FRSC must ensure that financial reporting standards accord with IFRS and promote issued and consistent accounting practices.

        Under the Act, a public company and each of its directors or officers who knowingly is a party to the preparation, approval, dissemination or publication of any financial statements (including annual financial statements) which are materially false or misleading or which fail in a material way to comply with the requirements set out in the Act, will be guilty of an offence. It is also an offense for any person to be a party to the preparation, approval, publication, issue or supply of a financial report that is false or misleading in a material respect if such person knows or ought reasonably to suspect that it is false or misleading.

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

        In June 2009, Sappi Southern Africa (Pty) Ltd (previously Sappi Manufacturing (Pty) Ltd) combined its ZAR 3 billion (US$ 437 million) Domestic Medium Term Note Programme established in June 2006 (the "Initial Program") with its commercial paper program established in November 2003 ("Initial CP Program"), into a new ZAR 5 billion Domestic Medium Term Note Programme (the "DMTN Program") which supersedes and replaces the Initial Program and the Initial CP Program in their entirety without affecting any notes issued under the Initial Program and Initial CP Program. Notes issued under the DMTN Program are not subject to any minimum or maximum maturity. On June 30, 2009, Sappi Southern Africa issued ZAR 325 million (US$ 41 million) and on July 13, 2009, issued ZAR 175 million (US$ 21 million) Senior Unsecured Fixed Rate Notes (collectively the "Third Tranche") under the DMTN Program at a fixed interest rate of 12.13%, payable semi-annually on June 30 and December 30 of each year, commencing on June 30, 2009. The securities issued under the Third Tranche mature on June 30, 2012. Sappi Southern Africa has also agreed to observe certain undertakings with respect to the securities including limitations on encumbrances (other than permitted encumbrances) over its assets. Should a change of control event (more than 50% of the voting rights of Sappi Southern Africa be acquired by any party other than a subsidiary of Sappi Limited) and a negative rating event (a downgrade of Sappi Manufacturing's national credit rating) in respect of the change of control occur, then the holders of the securities may, within 30 days after the negative rating event, require the redemption of the notes by way of an extraordinary resolution. The offering of the securities, which are listed on the Bond Exchange of South Africa, was not registered under the Securities Act or any U.S.

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

        On August 27, 2009, SPH, Sappi International S.A. and Sappi Trading Pulp AG, as borrowers, entered into a new revolving credit facility in an amount of € 209 million of borrowing availability in euro, US dollars, Swiss francs or any other currency which is readily available and freely convertible into euro and has been approved by the lenders. The commitments under the new Revolving Credit Facility terminate on May 31, 2012. This facility was arranged by J.P. Morgan plc, Citibank, N.A. London Branch, the Royal Bank of Scotland plc, UniCredit Bank Austria AG, HSBC Bank plc and KBC Bank NV with J.P. Morgan Europe Limited acting as agent and security agent for a syndicate of financial institutions. The new revolving credit facility is guaranteed by Sappi Limited, SPH, Sappi International S.A., Sappi Trading Pulp AG and certain other subsidiaries of SPH, and is secured by first-priority security interests over certain assets of Sappi Limited, SPH and the other subsidiary guarantors. The facility replaces the multi-currency revolving credit facility raised in June 2005. The funding margin is determined by a rating grid (3.00% at BBB-/Baa3 or higher, 4.00% at BB+/Ba1, 4.50% at BB/Ba2, 5.25% at BB-/Ba3 and 6.50% at B+/B1 or lower) and, based on the current credit rating, provides for a margin of 5.25% per annum over Euribor or Libor, depending on the currency of the loan and the level of utilization. The borrowers are also obligated to pay a commitment fee equal to 0.45% of the then applicable margin on the undrawn and uncancelled amount of the new revolving credit facility and a utilization fee of 0.50% per annum (if the utilization is between 25% and 50%) or 1.00% per annum (if the utilization is greater than 50%) on the amount of the new revolving credit facility that is used. This facility is to be used for general corporate purposes and was undrawn at the end of September 2010. The new revolving credit facility contains an interest coverage covenant (2.00 to 1 for all quarters ending from September 27, 2009 to July 3, 2011, 2.25 to 1 for all quarters ending from October 2, 2011 to April 1, 2012 and 2.50 to 1 for the quarters ending July 1, 2012 and 30 September 2012) and a leverage covenant (6.00 to 1 for the quarters ending September 27, 2009 and December 27, 2009, 5.50 to 1 for the quarter ending March 28, 2010, 5.25 to 1 for the quarter ending June 27, 2010, 5.00 to 1 for all quarters ending from September 26, 2010 to July 3, 2011, 4.50 to 1 for the quarter ending October 2, 2011, 4.25 to 1 for all quarters ending from January 1, 2012 to July 1, 2012 and 4.00 to 1 for the quarter ending September 30, 2012), in each case measured at the Sappi Limited consolidated level. Subject in each case to certain customary exceptions and materiality thresholds, the new revolving credit facility contains customary negative covenants and restrictions, including (among others) restrictions on dividend distributions, the granting of security, incurrence of indebtedness, the provision of loans and guarantees, a change of business of the Group, acquisitions or participations in joint ventures and mergers and disposals. In addition, in case any person acquires more than 35% of the voting rights of Sappi Limited or in case of a sale of all or substantially all of the assets of the Group, the commitments of the lenders under the new revolving credit facility will be cancelled and all outstanding borrowings, together with accrued interest and all other amounts accrued, immediately become due and payable. For further information, see note 20 to our Group Annual Financial Statements included elsewhere in this Annual Report; "Item 5—Operating and Financial Review and Prospects"; and "Item 19—Exhibits".

        On August 27, 2009, Sappi refinanced its existing € 500,106,406 term loan facility with Oesterreichische Kontrollbank Aktiengesellschaft ("OeKB") arranged in May 2003 and previously due in 2010 by entering into a € 400 million term loan facility maturing on April 30, 2014. SPH remains the borrower under the new OeKB term loan facility which was arranged by UniCredit Bank Austria AG and is supported by a syndicate of financial institutions. J.P. Morgan Europe Limited is acting as the security agent. The new OeKB term loan facility is guaranteed by Sappi Limited and the same subsidiaries that are guarantors (other than SPH) under the new revolving credit facility. The obligations under the new OeKB term loan facility are secured by substantially the same collateral that secures the obligations under the new revolving credit facility and the Notes. The annual interest rate on borrowings is calculated based on the OeKB financing rate plus a margin depending on the credit rating assigned to the senior secured debt of Sappi Limited (4.00% at BBB-/Baa3 or higher, 5.00% at BB+/Ba1, 5.50% at BB/Ba2, 6.25% at BB-/Ba3 and 7.50% at B+/B1 or lower), plus certain mandatory costs. Initially, the margin is 6.25% per annum. The other material terms of the new OeKB term loan facility, including the financial covenants, the undertakings and the events of default are substantially the same as the terms of the new revolving credit facility. For further information, see note 20 to our Group Annual Financial Statements included elsewhere in this Annual Report; "Item 5—Operating and Financial Review and Prospects"; and "Item 19—Exhibits".

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

Exchange Controls

Introduction

        South African residents are subject to exchange controls in terms of the Exchange Control Regulations, issued under the Currency and Exchanges Act, 1933 (the "Regulations").

        The Exchange Control Department (recently renamed the Financial Surveillance Department ("FSD")) of the South African Reserve Bank is responsible for the day-to-day administration of exchange controls.

        Most South African commercial banks have been appointed to act as authorized dealers in foreign exchange ("Authorized Dealers"). Authorized Dealers may buy and sell foreign exchange, subject to conditions and within limits prescribed by the FSD. From time to time, the FSD issues Exchange Control Rulings to Authorized Dealers, which set out the conditions, permissions and limits applicable to the transactions in foreign exchange which may be undertaken by Authorized Dealers.

        The FSD from time to time also issues Circulars to provide further guidelines regarding the implementation of exchange controls. The Regulations, Rulings and Circulars are hereinafter collectively referred to as "Excon Rules".

        The South African government remains committed to the gradual relaxation of exchange controls, but the existing exchange controls are strictly enforced, particularly in the current uncertain financial environment. Steps to liberalize exchange controls are announced from time to time in Budget Speeches and Medium-Term Budget Policy Statements issued by the Minister of Finance.

        For example, in his February 2010 Budget Speech, the Minister of Finance announced that National Treasury will release a framework document on reforming exchange control legislation, with the specific aim of modernizing inward and outward investment policy. Such framework document has not yet been released as of the date hereof.

        The purpose of exchange controls is, inter alia, to regulate inflows and outflows of capital from South Africa. South African residents are not permitted to export capital from South Africa except as provided for in the Excon Rules. No South African resident is thus entitled to enter into any transaction in terms of which capital (whether in the form of funds or otherwise) or any right to capital is directly or indirectly exported from South Africa without the approval of either the FSD or, in certain cases, by an Authorized Dealer.

        Exchange controls do not apply to non-residents, but they may be impacted indirectly as acquisitions of South African assets and transactions with a resident may require Excon approval.

        Transactions between residents (including corporations) of the Common Monetary Area ("CMA") (comprising the Republic of South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland) on the one hand and non-residents of the CMA on the other hand, are subject to exchange controls.

        Some of the more salient exchange control rules regarding South African corporations are as follows:

        South African companies with a satisfactory business track record may in terms of the foreign direct investment dispensation expand their business offshore under certain conditions. Authorized Dealers may consider and approve an application for such a foreign investment up to an amount of ZAR 500 million per calendar year. Applications for larger investments must be referred to the FSD. There is no limit to the amount of funds which may be approved by the FSD.

        With regard to larger foreign investments the FSD may require capital outflows to be staggered in order to manage the potential impact on the foreign exchange market. In the past, the FSD required the South African investor to exercise control (namely 50% plus one share) over the foreign investment but this has been relaxed to the effect that the South African investor must hold at least 10% of the voting rights.

        South African corporations which have been granted approval to transfer funds abroad for purposes of acquiring an approved foreign investment are entitled to retain abroad foreign dividends which relate to the operation of the approved foreign investment. Any foreign dividend which may have been repatriated to South Africa after October 26, 2004 may thereafter be transferred abroad again, at any time and for any purpose other than for purposes of a non-resident (which is directly or indirectly controlled by a South African resident) using such funds to reinvest into the CMA.

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

        Although the stated intention of the South African Government is to gradually relax exchange controls, there are currently no indications that exchange controls will be abolished by the South African Government in the near future.

Sales of Shares

        While a non-resident is no longer subject to any exchange control restrictions in respect of the acquisition or disposal of South African securities, control is still exercised in respect of the transfer of South African securities to a non-resident by placing the endorsement "non-resident" on all securities acquired by non-residents or in which non-residents acquire an interest. The reason and effect of this endorsement is to serve as evidence of the introduction of the funds by a non-resident to ensure that in the event of a disposal by the non-resident of the interest, the payment may be transferred abroad or credited to a non-resident account. An Authorized Dealer is required to endorse the shares, allow the transfer of the funds and cancel the endorsement once the shares are transferred back to a South African resident. Dematerialized, listed shares are not required to be endorsed by an Authorized Dealer, but a non-resident annotation will be recorded in the share register.

        Since non-residents are not subject to the exchange control rules, the Sappi Limited ordinary shares and ADSs are freely transferable outside the CMA between non-residents of the CMA. In addition, the proceeds from the sale of shares on the JSE on behalf of shareholders who are not residents of the CMA are freely remittable to such shareholders (other than former residents of South Africa), provided that there has been compliance with the formalities referred to in the previous paragraph.

Dividends

        There are no restrictions under South African exchange control rules on the free transferability of cash dividends to shareholders or ADR holders provided that there has been compliance with the formalities referred to above. Dividends declared to an emigrant from South Africa out of capital gains, or out of income earned from normal trading activities prior to the date of emigration, must be placed to the credit of a blocked account with an Authorized Dealer. Dividends declared out of income earned from normal trading activities subsequent to the date of emigration are, however, remittable. Permission may be requested from the FSD to export such blocked assets subject to an exit charge of 10%. The FSD has the discretion to also stipulate an exiting schedule to stagger the outflow of capital.

        It is our policy to declare cash dividends, if any, in US dollars. South African shareholders are paid the ZAR equivalent of the US dollar denominated declaration. ADR holders are paid in US dollars. Holders of ADRs on the relevant record date are entitled to receive any dividends payable in respect of the shares underlying the ADRs, subject to the terms of the Deposit Agreement. Subject to exceptions provided in the Deposit Agreement, cash dividends are paid by the Depositary to holders of ADRs in accordance with the Deposit Agreement. The Depositary charges holders of ADRs, to the extent applicable, taxes and other governmental charges and specified fees and other expenses, for any cash distributions made pursuant to the Deposit Agreement, other than distributions of cash dividends.

        Our ability to pay dividends is restricted by the terms of the recent Refinancing. See "Item 8—Financial Information—Dividends" for a listing of the most restrictive conditions for declaring cash dividends.

        Subject to exceptions relating to former residents of South Africa, shareholders who are not residents of the CMA who are in receipt of script dividends and who elect to dispose of the relevant shares may remit the proceeds arising from the sale of the relevant shares.

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

  General

        The discussion below summarizes the pertinent South African tax consequences for shareholders of Sappi Limited as well as for holders of American Depository Receipts ADRs listed on the New York Stock Exchange.

        Shareholders of a South African company could be subject to the following types of taxes:

  •
  income tax imposed in terms of the Income Tax Act No. 58 of 1962 ("the ITA"); or

  •
  capital gains tax ("CGT") imposed in terms of the Eighth Schedule to the ITA ("the Eighth Schedule"); and

  •
  Securities Transfer Tax ("STT") as provided for in the Securities Transfer Tax Act No. 25 of 2007.

        A further tax which may be relevant to a shareholder is the Secondary Tax on Companies ("STC"), which is imposed in terms of the ITA on a company in respect of dividends declared.

        STC is to be replaced with a dividend withholding tax ("DWT") on a date to be announced. At time of publication hereof, there was no clear indication of when the DWT will come into effect. Although earlier indications were that it would come into effect during the latter half of 2010, the legislation will only come into effect at least three months after the publication of a notice in the Government Gazette and will apply to dividends paid on or after that date. The DWT will thus come into effect some time during 2011 at the earliest.

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

        South Africa and the United States concluded a DTA in 1997 ("the US DTA"). In terms of the US DTA, an individual may become a South African resident if he or she became ordinarily resident in South Africa, subject to the tie-breaker rules under Article 4 of the US DTA. A company may be resident in South Africa if it was incorporated or effectively managed in South Africa, subject to the tie-breaker rule. In terms of the tie-breaker rule, a company that is a resident of both South Africa and the United States will be deemed to be a resident of the country in which it is incorporated.

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

        The imposition of STC effectively means that a dual corporate tax system exists in South Africa, comprising of normal income tax and STC. The combination of income tax and STC increases the effective tax rate of a resident company which distributes all of its profits by way of dividends, from 28% (the normal corporate income tax rate) to 34.545%.

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

  Withholding Tax on Dividends

        Sappi Limited is not currently obliged to withhold any form of tax on dividends paid to any shareholders, including non-residents of South Africa. Instead, Sappi is required to pay STC as mentioned above. However, it is envisaged that STC will be replaced by the DWT, levied on the shareholders at a rate of 10%. The basic legislative framework for the introduction of the DWT has already been enacted, but will only come into effect at least three months after the publication of a notice to this effect in the Government Gazette and will apply to dividends paid on or after that date. The Government has indicated that the date when the DWT will come into effect is dependent on the renegotiation of the DTAs referred to in the next paragraph. At this stage, it is anticipated that it will come into effect during 2011 at the earliest.

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

        For purposes of the DWT, a "dividend" will essentially constitute any amount transferred to a shareholder in relation to a share to the extent that it does not constitute a reduction of "contributed tax capital". The term "contributed tax capital" is defined to comprise the stated capital or share capital and share premium of a company immediately before 1 January 2011, excluding certain amounts that constitute capitalized profits that did not give rise to a dividend, plus the consideration received by or accrued to the company on the issues of shares on or after 1 January 2011.

        In those instances where an exemption from the DWT is available, e.g. where the beneficial owner of the shares is a resident company, the beneficial owner will be required to submit to the company a written declaration that he/she is exempt from the DWT and an undertaking to advise the company should the beneficial owner cease to be the beneficial owner, failing which the company will be required to withhold the DWT. Similarly, where the beneficial owner is subject to the DWT at a reduced rate as a result of the application of a DTA, the shareholder will be required to submit such a declaration and an undertaking to the company declaring the dividend.

  Income tax on dividends

        Dividends received by or accruing to persons from South African tax resident companies are generally exempt from income tax, subject to certain exceptions.

  Income Tax and Capital Gains Tax

        Profits derived from the sale or redemption of shares in a resident company may be subject to either income tax or CGT, depending on whether the shares were held as trading stock or as a capital investment. The profits would only be subject to income tax if the seller carried on business as a share dealer, i.e. if it held the shares as trading stock. If the seller is a resident company, the profits will be subject to income tax at the corporate rate of 28%, and in the case of an individual, at the marginal individual rate, which reaches a maximum of 40% on a progressive scale. Where the seller is a non-resident company, the profits will be subject to income tax at a rate of 33% unless the profits are protected by an applicable DTA.

        Profits derived by a resident from the sale or redemption of shares which were held as capital investments are subject to CGT as opposed to income tax. Companies are liable to CGT on 50% of the net capital gain. At the current corporate tax rate of 28%, the effective tax rate on the net capital gains for a resident company is thus 14%. Resident natural persons are liable to CGT on 25% of the net capital gain, resulting in an effective tax rate of 10% at a maximum marginal rate of 40%.

        Any gain realized on the disposal of shares held by non-residents in a South African company as capital investments are generally not subject to CGT, unless the shares were attributable to a permanent establishment of the non-resident in South Africa, or if the non-resident shareholder (alone or together with any connected persons) held more than 20% of the issued equity share capital of the South African company and more than 80% of the net asset value of that company was attributable to immovable property situated in South Africa. Should a non-resident company be subject to CGT on the disposal of shares held as capital assets, the applicable CGT rate will be 16.5%, being 50% of the 33% income tax rate applicable to non-resident companies.

        An ADR in respect of a share in a South African resident company is regarded as an equity share for the purpose of the ITA. Therefore, the sale of such ADRs could potentially generate South African sourced income or gains, subject to the relevant facts and circumstances. However, as indicated above, a non-resident would only be exposed to South African tax in respect of such sourced income or gains if they were of a speculative nature or if the ADRs were held via a permanent establishment of that non-resident in South Africa or if the South African company qualified as an immovable property company.

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

  Duty on the Shares

        STT is payable at a rate of 0.25% of the consideration payable on the transfer of beneficial ownership of any security issued by a South African incorporated company, or by a foreign company listed on the Johannesburg Stock Exchange.

        "Securities" is defined to include any share or depository receipt in a company, i.e. STT will be payable on the transfer of the shares and/or on the ADRs.

        "Transfer" includes the sale, assignment, cession, disposal of a security as well as the cancellation or redemption of that security, but does not include any event that does not result in a change in beneficial ownership.

        STT is payable regardless of whether the transfer is executed within or outside South Africa. In respect of the shares of a listed company, STT is payable by the person to whom the security is transferred.

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

  •
  a person liable for alternative minimum tax; or

  •
  a person that owns, or is treated as owning, 10% or more of any class of our ordinary shares or ADSs.

        For purposes of the discussion below, you are a "United States holder" if you are a beneficial owner of our ordinary shares or ADSs who or which is:

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

        Distributions.    Subject to the discussion of "passive foreign investment companies" below, the gross amount of any distribution (other than in liquidation), including the fair market value of all distributions of ordinary shares whenever a holder may elect to receive cash distributions in lieu of ordinary share distributions, that you receive with respect to our ordinary shares or ADSs (before reduction for South African income tax, if any, withheld from such distributions) generally will be included in your gross income on the day on which you, in the case where you own ordinary shares, or the Depositary, in the case where you own ADSs, receive the distribution. This distribution will be taxed to you as a dividend (that is, ordinary income) to the extent such distribution does not exceed our current or accumulated earnings and profits, as calculated for United States Federal income tax purposes ("E&P"). Dividends received by an individual United States holder during taxable years before 2011 should be considered "qualified dividend income" and will generally be taxed at a maximum rate of 15%, provided certain holding period requirements and other conditions are satisfied. Dividends received by an individual United States holder for taxable years after 2010 will be subject to tax at ordinary income rates, absent legislative action fixing a different rate. To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our ordinary shares or ADSs, as applicable, and will be applied against and reduce such basis dollar-for-dollar (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such ordinary shares or ADSs). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our ordinary shares or ADSs, as applicable. See "—Sale or Other Disposition of Company Ordinary Shares and ADSs", below. Because we are not a United States corporation, no dividends-received deduction will be allowed to a corporate United States holder with respect to dividends paid by us.

        Distributions on the ordinary shares and ADSs are expected to be made by us in US dollars. In the event that distributions on the ordinary shares and ADSs are made by us in Rand, any dividends paid in Rand generally will be included in your gross income in a US dollar amount calculated by reference to the exchange rate in effect on the day you, in the case of ordinary shares, or the Depositary, in the case of ADSs, receive the dividend. It is anticipated that the Depositary will, in the ordinary course, convert Rand received by it as distributions on the ADSs into US dollars. To the extent that the Depositary does not convert the Rand into US dollars at the time that you are required to take the distribution into your gross income for United States Federal income tax purposes, you may recognize foreign currency gain or loss, taxable as ordinary income or loss, on the later conversion of the Rand into US dollars. The gain or loss recognized will generally be based upon the difference between the exchange rate in effect when the Rand are actually converted and the "spot" exchange rate in effect at the time the distribution is taken into account and any such gain or loss will generally be treated as United States source income for United States foreign tax credit purposes.

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

        South African securities transfer tax will be payable on a subsequent registration of transfer of ordinary shares. See "—South Africa-Duty on the Shares". STT will not be a creditable tax for United States foreign tax credit purposes, but will generally be deductible. In the case of an individual United States holder, such deduction will be subject to specified limits on the deductibility of investment expenses.

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

United States Federal Income Tax Consequences to Non-United States Holders

        Distributions.    If you are a non-United States holder, you generally will not be subject to United States Federal income tax on distributions made on our ordinary shares or ADSs unless:

  •
  you conduct a trade or business in the United States; and

  •
  the distributions are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to United States Federal income tax on a net income basis in respect of income from our ordinary shares or ADSs, as applicable, such distributions are attributable to a permanent establishment that you maintain in the United States).

        If you fail the above test, you generally will be subject to tax in respect of such distributions in the same manner as a United States holder, as described above, except as altered by applicable income tax treaty. In addition, any effectively connected distributions received by a non-United States corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        Sale or Other Disposition of Company Ordinary Shares and ADSs.    If you are a non-United States holder, you will not be subject to United States Federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our ordinary shares or ADSs, as applicable, unless:

  •
  your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to United States Federal income tax on a net income basis in respect of gain from the sale or other disposition of our ordinary shares or ADSs, as applicable, such gain is attributable to a permanent establishment maintained by you in the United States); or

  •
  you are an individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and either:

  •
  your gain is attributable to an office or other fixed place of business that you maintain in the United States; or

  •
  you have a tax home in the United States.

        If you fail the above test, you generally will be subject to tax in respect of such gain in the same manner as a United States holder, as described above except as altered by applicable income tax treaty. Effectively connected gains realized by a non-United States corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

        Payments and sale proceeds in respect of our ordinary shares or ADSs, as applicable, which are made in the United States or by a United States related financial intermediary may be subject to United States information reporting rules. You will not be subject to "backup" withholding of United States Federal income tax provided that:

  •
  you are an exempt recipient; or

  •
  you provide a taxpayer identification number (which, in the case of an individual, is his or her social security number) and meet other information reporting and certification requirements.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The principal quantitative and qualitative disclosures about market risks (that are, the risk of loss arising from adverse changes in market rates and prices) to which Sappi is exposed are:

Market Risk

  •
  Interest rate risk. We are exposed to interest rate risk as we borrow funds at both fixed and floating interest rates.

  •
  Currency risk. We are exposed to economic, transaction and translation currency risks.

  •
  Commodity price risk. We are exposed to commodity price risk from price volatility and threats to security of our raw material supply and other inputs to the production process.

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

        See note 29 to our Group Annual Financial Statements included elsewhere in this Annual Report.

Other Risks

  •
  Plantation risk. We are exposed to fair value fluctuations on plantations, as well as to fire, hazardous weather, disease and other damages to our plantations. See "Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates".

  •
  Discount rates. We are exposed to the discount rate fluctuations in the calculation of post employment benefit liabilities. See "Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates".

        For additional descriptions of these risks, see notes 2, 10, 16, 20, 27 to our Group Annual Financial Statements included elsewhere in this Annual Report.

Commodity Price Risk

        The selling prices of the majority of products manufactured and purchase prices of many raw materials used generally fluctuate in line with commodity cycles. Prices of chemical cellulose generally follow those of paper pulp, although the cycle is generally less volatile. As a result, the sale of chemical cellulose also tends to act as a natural hedge for paper pulp. Our total pulp production capacity is approximately 95% of our total pulp requirements. However, there are differences between the types of pulp required in our paper making operations and the grades of pulp we produce, as well as regional differences. We are therefore a buyer as well as a seller of paper pulp. For a description of our level of pulp integration, see "Item 4—Information on the Company—Business Overview", "Item 4—Information on the Company—Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Southern Africa". Despite our present relatively high level of pulp integration on a Group-wide basis, in the event of significant increases in the prices of pulp on a Group-wide basis, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins. For a description of our markets see "Item 5—Operating and Financial Review and Prospects—Markets".

        We are exposed to commodity price risk from price volatility and threats to security of supply of our raw materials and other inputs to the production process. A combination of contract and spot deals are used to manage price volatility and contain supply costs. Contracts are limited to the Group's own use requirements. For details on commodity price deals see note 29 to our Group Annual Financial Statements included elsewhere in this Annual Report; and for a description of our supply requirements see "Item 4—Information on the Company—Supply Requirements".

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

Fees and Charges Payable by Holders of American Depositary Receipts

        The Bank of New York Mellon serves as the depositary for our American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs"). Holders of ADRs are required to pay various fees and charges to the depositary.

        ADR holders are required to pay the depositary amounts in respect of expenses incurred by the depositary on behalf of ADR holders, including expenses arising from taxes or other governmental charges, cable, telex and facsimile transmission, or conversion of foreign currency into U.S. dollars.

        ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below:

Depositary service	Fee payable by ADR holders
Execution and delivery of ADRs, including in connection with share distributions	Up to US$5.00 per 100 ADSs (or portion thereof)
Surrender of ADRs and withdrawal of shares underlying ADSs	Up to US$5.00 per 100 ADSs (or portion thereof)
Cash distributions other than distributions of cash dividends	Up to US$0.02 per 100 ADSs (or portion thereof)
Registration for the transfer of shares	Registration or transfer fees that may from time to time be in effect

        In addition, holders are required to pay a fee for the distribution of proceeds from sales of securities or rights. Such fee (which may be deducted from such proceeds) will be in an amount equal to the lesser of (i) the fee for the issuance of ADRs referred to above which would have been charged if the securities were treated as deposited shares and (ii) the amount of such proceeds.

        The Depositary collects fees for delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. The depositary may seek payment of fees and charges in connection with distributions by deducting relevant amounts from cash dividends or other cash distributions to holders.

Direct and Indirect Payments by the Depositary to Us

        The depositary has agreed to reimburse us annually for certain expenses we incur in connection with the administration and maintenance of our ADR facility, including, but not limited to, investor relations expenses, the annual NYSE listing fees or any other program related expenses. The depositary has also agreed to waive certain depositary fees that would otherwise be payable by us, including its basic administration charge for the ADR facility and its fees for certain other services available to us or ADR holders, and to pay all its standard out-of-pocket administrative, maintenance and shareholder services expenses for providing services to ADR holders. The amount of expenses for which the depositary will reimburse us is subject to an annual cap agreed between us and the depositary. In fiscal 2010, we received a payment of US$ 712,697 from the depositary as reimbursement for our expenses incurred in connection with the ADR facility in the period from August 2007 to July 2009.

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

        As of September 2010, we conducted an assessment of the effectiveness of Sappi's internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        Based on this assessment, we determined that Sappi's internal control over financial reporting as of September 2010 is effective. We also determined that there were no material weaknesses as of this date.

(c)   Attestation Report of the Independent Registered Public Accounting Firm

To the board of directors and shareholders of Sappi Limited

        We have audited the internal controls over financial reporting of Sappi Limited and its subsidiaries (the "Company") as of September 2010 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group financial statements as of and for the year ended September 2010 of the Company and our report dated December 13, 2010 expressed an unqualified opinion on those financial statements and the related financial statement schedule included in Schedule I.

/s/ Deloitte & Touche
Per M J Comber
Partner
December 13, 2010
Johannesburg, South Africa

National Executive: GG Gelink Chief Executive AE Swiegers Chief Operating Officer GM Pinnock Audit DL Kennedy Tax & Legal and Risk Advisory L Geeringh Consulting L Bam Corporate Finance CR Beukman Finance TJ Brown Clients & Markets NT Mtoba Chairman of the Board MJ Comber Deputy Chairman of the Board

A full list of partners and directors is available on request

 (d)   Changes in Internal Control over Financial Reporting

        There were no changes in our internal control over financial reports that occurred during the reporting period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        The Board has determined that Dr Deenadayalen Konar qualifies as an audit committee financial expert on the Audit Committee of Sappi Limited. The Board determined that Dr Konar acquired the required attributes by way of education, practical experience, practice as a registered accountant and auditor, and participation as a member of the audit committees of significant entities that have applied International Financial Reporting Standards. See "Item 6—Directors and Senior Management" for a description of Dr Konar's background and relevant experience. Dr Konar is an independent Non-Executive Director of Sappi.

ITEM 16B.    CODE OF ETHICS

        We have adopted the Sappi Code of Ethics (the "Code") that applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer and Group Financial Manager (such officers, collectively, the "senior officers"). We believe the Code constitutes a "code of ethics" as defined in Item 16B of Form 20-F.

        See "Item 19—Exhibits—11.2 Sappi Limited Code of Ethics". The Code of Ethics can be found on the Sappi Limited website, at www.sappi.com. Hard copies are available on written request.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Principal independent auditor fees paid for fiscal 2010 and 2009 were as follows:

	2010	2009
	(US$ millions)
Audit Fees(1)	7	6
Audit—Related Fees	—	—
Tax Fees(2)	1	1
Other
Acquisition and Refinancing related services(3)	—	1

	8	8

(1)
Audit fees consist of assurance and related services that are reasonably related to the performance of the audit or review of the Group's financial statements.

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

        During fiscal 2010 no Sappi Limited share repurchases were made.

        Sappi stated its intention, on November 9, 2000, to acquire Sappi shares through a wholly owned Sappi subsidiary, subject to applicable stock exchange and legal limitations. In prior years up to the meeting held on March 3, 2008, Sappi was given approval at its annual general meetings of shareholders, to purchase its shares up to a maximum of 10% of the issued ordinary share capital in any one fiscal year. The general authority was subject to the Listings Requirements of the JSE Limited and the Companies Act of South Africa, as amended, and was granted until the next annual general meeting. Since 2008 no authority to purchase shares was sought from shareholders. Some of the repurchased shares, have been, and will continue to be, utilized to meet the requirements of the Sappi Limited Share Incentive Trust and the Sappi Limited Performance Share Incentive Trust from time to time. Sappi is unlikely to seek approval to repurchase shares in the near future.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

        As Sappi is listed on the JSE Limited in Johannesburg, Sappi is required to comply with the King Report on Corporate Governance for South Africa. Although there are differences between the King Report and the NYSE corporate governance rules, Sappi applies the principles of the King Report and has voluntarily adopted corporate governance practices that do not differ in any significant ways from the requirements of the NYSE corporate governance rules. A revised King Report (III) was issued with effect from March 2010 and Sappi is in the process of implementing various additional requirements from the revised report. This work will continue through fiscal 2011. See "Item 6—Directors, Senior Management and Employees—Board Practices".

 PART III

ITEM 17.    FINANCIAL STATEMENTS

        Sappi Limited is furnishing financial statements pursuant to International Financial Reporting Standards as issued by the International Accounting Standards Board.

ITEM 18.    FINANCIAL STATEMENTS

        Sappi Limited is furnishing financial statements pursuant to International Financial Reporting Standards as issued by the International Accounting Standards Board.

ITEM 19.    EXHIBITS

1.1	Memorandum and Articles of Association of Sappi Limited, as amended and restated on April 29, 2010.*
1.3
Special Resolution number 2 of Sappi Limited dated April 29, 2010 pursuant to the South African Companies Act, inserting a new Article 38 containing the rights and privileges attaching to the "A" Ordinary Shares to be created in terms of special resolution number 1.*
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
2.5
Special and Ordinary Resolutions of Sappi Limited dated April 29, 2010: a) The creation of "A" Ordinary Shares; b) Authority for specific repurchase; c) Authority for Financial Assistance and d) Specific issue of shares for cash.*
2.6	Long-term debt instruments not exceeding 10% of our total assets. Sappi Limited undertakes to provide the Securities and Exchange Commission with copies upon request.
2.9
Special Resolution of Sappi Limited dated March 2, 2009 pursuant to the South African Companies Act, decreasing the authorized share capital of Sappi Limited from 1,325,000,000 ordinary shares of ZAR 1.00 each to 725,000,000 ordinary shares of ZAR 1.00 each. Incorporated by reference to Exhibit 2.9 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 11, 2009.
4.1
Revised Sappi Limited Share Incentive Trust rules, incorporating all prior deeds of amendments, and the revisions to comply with the JSE Limited's revised Schedule 14 Listings Requirements, as submitted to the JSE Limited for approval in November 2010.*
4.10
Amended and Restated Term Loan Facility Agreement, dated August 27, 2009, among Sappi Limited, Sappi Papier Holding GmbH as Borrower, the Original Guarantors named therein, BAWAG P.S.K. Bank für Arbeit und Wirtschaft und Österreichische Postsparkasse AG, Calyon, Erste Bank der Oesterreichischen Sparkassen AG, KBC Bank NV, Investkredit Bank AG, The Royal Bank of Scotland plc and UniCredit Bank Austria AG as Mandated Lead Arrangers, UniCredit Bank Austria AG as Agent, J.P. Morgan Europe Limited as Security Agent and the other financial institutions named as Lenders therein. Incorporated by reference to exhibit number 4.10 to the Current Report on Form 6-K of Sappi Limited filed with the Securities and Exchange Commission on July 7, 2010.
4.12
Intercreditor Agreement, dated August 27, 2009 among Sappi Limited, the subsidiaries of Sappi Limited named as Original Debtors therein, J.P. Morgan Europe Limited as Security Agent and as RCF Agent, UniCredit Bank Austria AG as OeKB Agent and as Bank Austria Agent, The Bank of New York Mellon as Bond Trustee and the financial institutions and other parties named therein. Incorporated by reference to exhibit number 4.12 to the Current Report on Form 6-K of Sappi Limited filed with the Securities and Exchange Commission on July 7, 2010.

4.13	Credit Agreement, dated August 27, 2009, among Sappi Limited, the Original Borrowers named therein, the Original Guarantors named therein, J.P. Morgan plc, Citibank, N.A. London Branch, The Royal Bank of Scotland plc, KBC Bank NV, HSBC Bank plc and UniCredit Bank Austria AG, as Mandated Lead Arrangers, J.P. Morgan Europe Limited as Agent and as Security Agent and the additional financial institutions named as Original Lenders therein. Incorporated by reference to exhibit number 4.13 to the Current Report on Form 6-K of Sappi Limited filed with the Securities and Exchange Commission on July 7, 2010.
4.14
Revised Sappi Limited Performance Share Incentive Trust rules, incorporating all prior deeds of amendments, and the revisions to comply with the JSE Limited's revised Schedule 14 Listings Requirements, as submitted to the JSE Limited for approval in November 2010.*
4.15
Master Business and Share Sale and Purchase Agreement, relating to the sale and purchase of the M-real Corporation coated graphic paper business, between M-real Corporation and others and Sappi Limited and others dated September 29, 2008. Incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on January 26, 2009.
4.18
Indenture dated as of July 29, 2009 by and among PE Paper Escrow GmbH as Issuer, J.P. Morgan Europe Limited as Security Agent, The Bank of New York Mellon as Trustee, Principal Paying Agent, Registrar and Transfer Agent, and The Bank of New York Mellon (Luxembourg) S.A. as Luxembourg Paying Agent, Transfer Agent and Registrar, with respect to the euro denominated 11.75% Senior Secured Notes due 2014 and the dollar denominated 12% Senior Secured Notes due 2014. Incorporated by reference to exhibit number 4.18 to the Current Report on Form 6-K of Sappi Limited filed with the Securities and Exchange Commission on July 7, 2010.
4.19
First Supplemental Indenture dated as of August 27, 2009, by and among PE Paper Escrow GmbH as Issuer, Sappi Limited, the other Subsequent Guarantors named therein, J.P. Morgan Europe Limited as Security Agent, The Bank of New York Mellon as Trustee, Principal Paying Agent, Registrar and Transfer Agent, and The Bank of New York Mellon (Luxembourg) S.A. as Luxembourg Paying Agent, with respect to the euro denominated 11.75% Senior Secured Notes due 2014 and the dollar denominated 12% Senior Secured Notes due 2014. Incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 11, 2009.
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

Date: December 13, 2010

 SAPPI

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Sappi Limited:

        We have audited the accompanying Group balance sheets of Sappi Limited and subsidiaries (the "Company") as of September 2010 and 2009 and the related Group income statements, Group statements of comprehensive income, Group statements of changes in equity and Group cash flow statements for each of the three years in the period ended September 2010 and related financial statement schedule included in Schedule I. These financial statements and related financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these Group financial statements based on our audits.

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

        In our opinion, the Group financial statements referred to above present fairly, in all material respects, the financial position of Sappi Limited and its subsidiaries as of September 2010 and 2009 and the results of their operations and cash flows for each of the three years in the period ended September 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 13, 2010, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche

Per M J Comber
Partner
December 13, 2010
Johannesburg, South Africa

National Executive: GG Gelink Chief Executive AE Swiegers Chief Operating Officer
GM Pinnock Audit DL Kennedy Tax & Legal and Risk Advisory L Geeringh Consulting L Bam Corporate Finance
CR Beukman Finance TJ Brown Clients & Markets NT Mtoba Chairman of the Board MJ Comber Deputy Chairman of the Board

A full list of partners and directors is available on request

SAPPI

GROUP INCOME STATEMENT

for the year ended September 2010

	Note	2010	2009	2008
		(US$ million)
Sales		6,572	5,369	5,863
Cost of sales	4	5,786	5,029	5,016

Gross profit		786	340	847
Selling, general and administrative expenses	4	448	385	385
Other operating expenses	4	10	39	165
Share of profit from associates and joint ventures	13	(13)	(11)	(17)

Operating profit (loss)	4	341	(73)	314
Net finance costs	5	255	145	126

Finance costs		309	198	181
Finance revenue		(16)	(61)	(38)
Finance cost capitalized		—	—	(16)
Net foreign exchange gains		(17)	(17)	(8)
Net fair value (gain) loss on financial instruments		(21)	25	7

Profit (loss) before taxation		86	(218)	188
Taxation charge (benefit)	6	20	(41)	86

Profit (loss) for the year		66	(177)	102

Basic weighted average number of ordinary shares in issue (millions)		516.7	482.6	362.2
Basic earnings (loss) per share (US cents)	7	13	(37)	28
Diluted earnings (loss) per share (US cents)	7	13	(37)	28

SAPPI

GROUP STATEMENT OF COMPREHENSIVE INCOME

for the year ended September 2010

	Note	2010	2009	2008
		(US$ million)
Profit (loss) for the year		66	(177)	102
Other comprehensive income (loss), net of tax	18	8	(197)	(256)

Exchange differences on translation of foreign operations		52	14	(262)
Actuarial (losses) gains on pension funds		(71)	(229)	7
Movement on available for sale financial assets		2	—	—
Movement in hedging reserves		14	(14)	—
Deferred tax on other comprehensive income (loss)		11	32	(1)

Total comprehensive income (loss) for the year		74	(374)	(154)

SAPPI

GROUP BALANCE SHEET

at September 2010

	Note	2010	2009
		(US$ million)
Assets
Non-current assets		4,653	4,867

Property, plant and equipment	9	3,660	3,934
Plantations	10	687	611
Deferred tax assets	11	53	56
Goodwill and intangible assets	12	27	32
Joint ventures and associates	13	125	123
Other non-current assets	14	82	101
Financial instruments	29	19	10

Current assets		2,531	2,430

Inventories	15	836	792
Trade and other receivables	16	888	858
Financial instruments	29	15	10
Cash and cash equivalents		792	770

Total assets		7,184	7,297

Equity and liabilities
Shareholders' equity		1,896	1,794

Ordinary share capital and share premium	17	1,638	1,541
Non-distributable reserves	19	161	143
Foreign currency translation reserve		(385)	(354)
Hedging reserves		1	(14)
Retained earnings		481	478

Non-current liabilities		3,249	3,662

Interest-bearing borrowings	20	2,317	2,726
Deferred tax liabilities	11	386	355
Financial instruments	29	—	24
Other non-current liabilities	21	546	557

Current liabilities		2,039	1,841

Interest-bearing borrowings	20	691	601
Overdraft		5	19
Financial instruments	29	3	14
Trade and other payables		1,271	1,116
Taxation payable		36	56
Provisions	22	33	35

Total equity and liabilities		7,184	7,297

SAPPI

GROUP CASH FLOW STATEMENT

for the year ended September 2010

	Note	2010	2009	2008
		(US$ million)
Cash retained from operating activities		529	461	355

Cash generated from operations	23.1	737	432	623
—(Increase) decrease in working capital	23.2	(5)	152	1

Cash generated from operating activities		732	584	624
—Finance costs paid	23.3	(206)	(107)	(139)
—Finance revenue received		12	26	13
—Taxation paid	23.4	(9)	(5)	(70)

Cash available from operating activities		529	498	428
—Dividends paid		—	(37)	(73)

Cash utilized in investing activities		(188)	(762)	(494)

Investment to maintain operations		(150)	(143)	(239)

—Replacement of non-current assets	23.5	(173)	(147)	(250)
—Proceeds on disposal of non-current assets	23.6	21	2	7
—Decrease in other non-current assets		2	2	4

Investment to expand operations		(38)	(619)	(255)

—Additions of non-current assets		(38)	(29)	(255)
—Acquisition	33	—	(590)	—

Cash effects of financing activities		(256)	707	49

Proceeds from interest-bearing borrowings*		204	3,469	2,077
Repayment of interest-bearing borrowings*		(444)	(3,222)	(2,032)
Rights issue proceeds		—	575	—
Share issue costs		(3)	(31)	—
Costs directly attributable to the bond offerings		—	(78)	—
(Decrease) increase in bank overdrafts		(13)	(6)	4

Net movement in cash and cash equivalents		85	406	(90)
Cash and cash equivalents at beginning of year		770	274	364
Translation effects		(63)	90	—

Cash and cash equivalents at end of year	23.7	792	770	274

*
Includes gross cash flows relating to ongoing short term financing activities

SAPPI

GROUP STATEMENT OF CHANGES IN EQUITY

for the year ended September 2010

	Number of ordinary shares	Ordinary share capital	Share premium	Ordinary share capital and share premium	Non- distributable reserves	Foreign currency translation reserve	Hedging reserves	Retained earnings	Total equity
				(US$ million)
Balance—September 2007	228.5	34	791	825	114	9	—	868	1,816
Transfer from retained earnings	—	—	—	—	8	—	—	(8)	—
Share-based payments	—	—	—	—	10	—	—	—	10
Transfers to Sappi Limited Share Incentive Trust	0.7	—	6	6	—	—	—	—	6
Total comprehensive loss	—	(6)	(118)	(124)	(8)	(130)	—	108	(154)
Dividends—US$0.32 per share*	—	—	—	—	—	—	—	(73)	(73)

Balance—September 2008	229.2	28	679	707	124	(121)	—	895	1,605
Transfer from retained earnings	—	—	—	—	6	—	—	(6)	—
Share-based payments	—	—	—	—	9	—	—	—	9
Transfers to Sappi Limited Share Incentive Trust	0.3	—	2	2	—	—	—	—	2
Rights issue proceeds	275.0	28	547	575	—	—	—	—	575
Costs directly attributable to the rights issue	—	—	(31)	(31)	—	—	—	—	(31)
Issue to M-real	11.2	1	44	45	—	—	—	—	45
Total comprehensive loss	—	13	230	243	4	(233)	(14)	(374)	(374)
Dividends—US$0.16 per share*	—	—	—	—	—	—	—	(37)	(37)

Balance—September 2009	515.7	70	1,471	1,541	143	(354)	(14)	478	1,794
Transfer from retained earnings	—	—	—	—	2	—	—	(2)	—
Share-based payments	—	—	—	—	17	—	—	—	17
Transfers from Sappi Limited Share Incentive Trust	(0.5)	—	(6)	(6)	—	—	—	—	(6)
BEE transaction	4.3	1	19	20	—	—	—	—	20
Costs directly attributable to the BEE transaction	—	—	(3)	(3)	—	—	—	—	(3)
Total comprehensive income	—	3	83	86	(1)	(31)	15	5	74

Balance—September 2010	519.5	74	1,564	1,638	161	(385)	1	481	1,896
Note reference:				17	19

*
Dividends relate to the previous financial year's earnings but were declared subsequent to year end.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS

for the year ended September 2010

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

        The group is comprised of Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Southern Africa reportable segments. Sappi Fine Paper which comprises Sappi Fine Paper Europe and Sappi Fine Paper North America, has manufacturing and marketing facilities in North America, Europe and Asia and produces mainly high quality branded coated fine paper. It also manufactures uncoated graphic and business paper, coated and uncoated speciality paper, and casting release paper used in the manufacture of artificial leather and textured polyurethane applications. Sappi Southern Africa (Sappi Paper and Paper Packaging, Sappi Forests and Sappi Chemical Cellulose) based in southern Africa, produces commodity paper products, pulp, chemical cellulose, uncoated fine paper and forest and timber products for southern Africa and export markets. The group operates a trading network called Sappi Trading for the international marketing and distribution of chemical cellulose and market pulp throughout the world and of the group's other products in areas outside its core operating regions of North America, Europe and southern Africa. The financial results and position associated with Sappi Trading are allocated to our reportable segments.

2.     ACCOUNTING POLICIES

        The following principal accounting policies have been consistently applied in dealing with items that are considered material in relation to the Sappi Limited group financial statements.

2.1 Basis of preparation

        The group's consolidated financial statements have been prepared in accordance with:

  –
  International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB);

  –
  Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB;

  –
  the AC 500 Standards issued by the Accounting Practices Board in South Africa; and

  –
  the requirements of the South African Companies Act of 1973.

        The financial statements are presented in United States Dollars (US$), as it is the major trading currency of the pulp and paper industry, and are rounded to the nearest million except as otherwise indicated.

        The financial statements are prepared on the historical-cost basis, except as set out in the accounting policies below. Certain items, including derivatives are stated at their fair value while plantations and non-current assets held for sale are stated at fair value less cost to sell.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

2.     ACCOUNTING POLICIES (Continued)

(i) Fiscal year

        The group's financial year end is on the Sunday closest to the last day of September.

        Accordingly, the last three financial years were as follows:

  •
  28 September 2009 to 26 September 2010 (52 weeks)

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

        Assets and liabilities and income and expenses are not offset in the income statement or balance sheet unless specifically permitted by IFRS.

        Changes in accounting estimates are recognized prospectively in profit or loss, except to the extent that they give rise to changes in the carrying amount of recognized assets and liabilities where the change in estimate is recognized immediately.

2.2 Summary of accounting policies

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

        Exchange gains and losses on the translation and settlement of foreign currency monetary assets and liabilities during the period are recognized in the profit or loss in the period in which they arise.

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

2.     ACCOUNTING POLICIES (Continued)

        The group used the following exchange rates for financial reporting purposes:

	Rate at
	Sep 10	Sep 09	Sep 08
ZAR to one US$	7.0190	7.4112	8.0751
GBP to one US$	0.6321	0.6268	0.5421
EUR to one US$	0.7412	0.6809	0.6843

	Average annual rate
	Sep 10	Sep 09	Sep 08
ZAR to one US$	7.4917	9.0135	7.4294
GBP to one US$	0.6406	0.6419	0.5049
EUR to one US$	0.7322	0.7322	0.6638

2.2.2 Group accounting

(i) Subsidiary undertakings and special-purpose entities

        The group financial statements include the assets, liabilities and results of the company and subsidiary undertakings (including special-purpose entities) controlled by the group. The results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated income statements from the date of acquisition or up to the date of disposal or cessation of control.

        Intra-group balances and transactions, and profits and losses arising from intra-group transactions, are eliminated in the preparation of the group financial statements. Unrealized losses are not eliminated to the extent that they provide objective evidence of impairment.

(ii) Associates and joint ventures

        The results and assets and liabilities of associates and joint ventures are incorporated in the group's financial statements using the equity method of accounting. The share of the associates or joint venture's retained income, which is the profit after tax, is determined from their latest financial statements. The carrying amount of such investments is reduced to recognize any impairment in the value of individual investments.

2.2.3 Financial instruments

(i) Initial recognition

        Financial instruments are recognized on the balance sheet when the group becomes a party to the contractual provisions of a financial instrument. All purchases of financial assets that require delivery within the time frame established by regulation or market convention ('regular way' purchases) are recognized at trade date.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

2.     ACCOUNTING POLICIES (Continued)

(ii) Initial measurement

        All financial instruments are initially recognized at fair value plus transaction costs that are incremental to the group and directly attributable to the acquisition or issue of the financial asset or financial liability except for those classified as 'fair value through profit and loss' where the transaction costs are recognized immediately in profit and loss.

(iii) Subsequent measurement

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

  •
  Loans and receivables

        Loans and receivables are carried at amortized cost, with interest revenue recognized in profit and loss for the period using the effective interest method.

  •
  Available-for-sale financial assets

        Available-for-sale financial assets are measured at fair value, with any gains and losses recognized directly in equity along with the associated deferred taxation. Any foreign currency translation gains or losses or interest revenue, measured on an effective-yield basis, are recognized in profit or loss.

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

2.     ACCOUNTING POLICIES (Continued)

(vi) Impairment of financial assets

  •
  Loans and receivables

        An impairment loss is recognized in profit or loss when there is evidence that the group will not be able to collect all amounts due according to the original terms of the receivables.

  •
  Available-for-sale financial assets

        When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative unrealized gains and losses previously recognized in equity are removed from equity and recognized in profit or loss even though the financial asset has not been derecognized.

        Impairment losses are only reversed in a subsequent period if the fair value increases due to an objective event occurring since the loss was recognized.

(vii) Interest, income and expense

        Interest income and expense are recognized in profit or loss using the effective interest rate method.

2.2.4 Government grants

        Government grants related to income are recognized in sundry income under Selling, general and administrative expenses.

        Government grants related to assets are recognized by deducting the grant from the carrying amount of the related asset.

2.2.5 Intangible assets

(i) Research activities

        Expenditures on research activities and internally generated goodwill are recognized in profit or loss as an expense as incurred.

(ii) Development activities

        Intangible assets are stated at cost less accumulated amortization and impairment losses. Amortization of engineering projects, computer software and development costs is charged to profit or loss on a straight-line basis over the estimated useful lives of these assets, not exceeding five years.

(iii) Patents

        Patents acquired are capitalized and amortized on a straight-line basis over their estimated useful lives, which is on average ten years.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

2.     ACCOUNTING POLICIES (Continued)

2.2.6 Inventories

        Inventories are stated at the lower of cost or net realizable value. Cost includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

        Cost is determined on the following basis:

  •
  First in first out (FIFO): finished goods

  •
  Weighted average : raw materials, work in progress and consumable stores

  •
  The specific identification basis is used to arrive at the cost of items that are not interchangeable.

2.2.7 Leases

(i) The group as lessee

        Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Lease payments are allocated between capital repayments and finance charges using the effective interest rate method.

        Capitalized leased assets are depreciated on a consistent basis as those with owned assets except where the transfer of ownership is uncertain at the end of the lease period in which case they are depreciated on a straight-line basis over the shorter of the lease period and the expected useful life of the asset.

        Lease payments made under operating leases are charged to profit or loss on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern of the group's benefit.

(ii) Recognition of lease of land

        The land and buildings elements of a lease are considered separately for the purpose of lease classification.

        Where the building is a finance lease, and the lease payments cannot be allocated reliably between these two elements, the entire lease is classified as a finance lease.

2.2.8 Non-current assets held for sale and discontinued operations

        Non-current assets (or disposal groups) are classified as held for sale when their carrying value will be recovered principally through sale within 12 months rather than use. Non-current assets held for sale are measured at the lower of carrying amount and fair value less cost to sell and are not depreciated.

2.2.9 Segment reporting

        Sappi reports and discloses segment information on the basis of information that is reviewed by the chief operating decision maker to make decisions when allocating resources and to assess

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

2.     ACCOUNTING POLICIES (Continued)

performance of the group's operating segments. The operating segments of Sappi are; Sappi Fine Paper which is made up of operations in Europe and North America, and Sappi Southern Africa.

        Assets, liabilities, revenues or expenses that are not directly attributable to a particular segment are allocated between segments where there is a reasonable basis for doing so. The group accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices.

2.2.10 Share-based payments

(i) Equity-settled share-based payment transactions

        The services or goods received in an equity-settled share-based payment transaction with counterparties are measured at the fair value of the equity instruments at grant date.

        If the equity instruments granted vest immediately and the beneficiary is not required to complete a specified period of service before becoming unconditionally entitled to those instruments, the benefit received is recognized in profit or loss for the period in full on grant date with a corresponding increase in equity.

        Where the equity instruments do not vest until the beneficiary has completed a specified period of service, it is assumed that the benefit received by the group as consideration for those equity instruments, will be received in the future during the vesting period. These benefits are accounted for in profit or loss as they are received during the vesting period, with a corresponding increase in equity. Share-based payment expenses are adjusted for non-market-related performance conditions.

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

(iii) BEE Transaction

        The group accounts for the transaction in accordance with IFRS 2 and the fair value of the services rendered by employees in profit or loss as they are rendered during the service period.

2.2.11 Borrowing costs

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

2.     ACCOUNTING POLICIES (Continued)

2.2.12 Revenue

        Revenue is recognized when the significant risks and rewards of ownership have been transferred, when delivery has been made and title has passed, when the amount of the revenue and the related costs can be reliably measured and when it is probable that the debtor will pay for the goods. For the majority of local and regional sales, transfer occurs at the point of offloading the shipment into the customer warehouse, whereas for the majority of export sales transfer occurs when the goods have been loaded into the relevant carrier, unless the contract of sale specifies different terms.

        Revenue is measured at the fair value of the amount received or receivable which is arrived at after deducting trade and settlement discounts, rebates, and customer returns.

        Shipping and handling costs, such as freight to our customers' destination are included in cost of sales. These costs, when included in the sales price charged for our products are recognized in net sales.

2.2.13 Emission trading

        The group recognizes grants when allocated by governments for emission rights as an intangible asset at a nominal amount with an equal liability at the time of the grant.

        The group does not recognize a liability for emissions to the extent that it has sufficient allowances to satisfy emission liabilities incurred. Where there is a shortfall of allowances that the group would have to deliver for emissions, a liability is recognized at the current market value of the shortfall.

        Where the group sells allowances to parties outside the group at amounts greater than carrying value, a gain is recognized in profit or loss for the period.

2.2.14 Alternative Fuel Mixture Credits

        Up until 31 December 2009, the U.S. Internal Revenue Code allowed an excise tax credit for alternative fuel mixtures produced by a taxpayer for sale, or for use as a fuel in a taxpayer's trade or business.

        The group qualified for the alternative fuel mixtures tax credit through its North American operations because it used a bio-fuel known as black liquor, which is a by-product of its wood pulping process, to power its mills.

        The group recognizes income for the alternative fuel mixture credits when its right to receive the credit is established. This occurs when the group has complied with the requirements of the Internal Revenue Code and has submitted a claim for the credits due. This is recorded in profit and loss under other operating income. The company considers the tax credits earned in fiscal 2010 and fiscal 2009 as fully taxable and have treated them as such in the calculation of its tax provision in the consolidated financial statements.

2.3 Critical accounting policies and estimates

        Management of the group makes estimates and assumptions concerning the future in applying its accounting policies. The estimates may not equal the related actual results.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

2.     ACCOUNTING POLICIES (Continued)

        The group believes that the following accounting policies are critical due to the degree of management judgment and estimation required and/or the potential material impact they may have on the group's financial position and performance.

2.3.1 Impairment of assets other than goodwill and financial instruments

        The group assesses all assets (other than goodwill and intangible assets not yet available for use) at each balance sheet date for indications of an impairment or the reversal of a previously recognized impairment.

        Intangible assets not yet available for use are tested at least annually for impairment.

        In assessing assets for impairment, the group estimates the asset's useful life, discounted future cash flows, including appropriate bases for future product pricing in the appropriate markets, raw material and energy costs, volumes of product sold, the planned use of machinery or equipment or closing of facilities. The pre-tax discount rate (impairment discount factor) is another sensitive input to the calculation.

        Where an impairment exists, the losses are recognized in profit or loss for the period. For an asset whose cash flows are largely dependent on those of other assets, the recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

        A previously recognized impairment loss will be reversed through profit or loss if the recoverable amount increases as a result of a change in the estimates used previously to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized in prior periods.

        Refer to note 9 for the assumptions and inputs used in assessing assets for impairment or impairment reversals.

2.3.2 Goodwill

        The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the group in exchange for control of the acquiree. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition are recognized at their fair value at the acquisition date.

        Goodwill arising at acquisition is subsequently held at cost less any accumulated impairment losses. Goodwill is not amortized but is tested for impairment annually or more frequently where there is an indication of impairment based on an allocation to one or more cash-generating units (CGUs) in which the synergies from the business combinations are expected.

        Goodwill is tested for impairment using a cash flow valuation model based on an allocation of the goodwill to one or more cash generating units (CGUs). The group takes into account its ability to carousel products across different operating units in allocating goodwill to CGUs.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

2.     ACCOUNTING POLICIES (Continued)

2.3.3 Property, plant and equipment

        Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes the estimated cost of dismantling and removing the assets, where specifically required in terms of legislative requirements or a constructive obligation exists, professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the group's accounting policy.

        Expenditure incurred to replace a component of an item of owner-occupied property or equipment is capitalized to the cost of the item of owner-occupied property and equipment and the part replaced is derecognized.

        Depreciation which commences when the assets are ready for their intended use, is charged to write off the depreciable amount of the assets, other than land, over their estimated useful lives to estimated residual values, using a method that reflects the pattern in which the asset's future economic benefits are expected to be consumed by the entity.

        Management judgment and assumptions are necessary in estimating the methods of depreciation, useful lives and residual values. The residual value for the majority of items of plant and equipment has been deemed to be zero by management due to the underlying nature of the equipment.

        The following methods and rates were used during the year to depreciate property, plant and equipment to estimated residual values:

Buildings	straight line 40 years
Plant	straight line 5 to 20 years
Vehicles	straight line 5 to 10 years
Furniture and equipment	straight line 3 to 6 years

2.3.4 Taxation

        Taxation on the profit or loss for the year comprises current and deferred taxation. Taxation is recognized in profit or loss except to the extent that it relates to items recognized directly in other comprehensive income, in which case, it is also recognized in other comprehensive income.

(i) Current taxation

        Current taxation is the expected taxation payable on the taxable income, which is based on the results for the period after taking into account necessary adjustments, using taxation rates enacted or substantively enacted at the balance sheet date, and any adjustment to taxation payable in respect of previous years.

        The group estimates its income taxes in each of the jurisdictions in which it operates. This process involves estimating its current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes.

        Secondary Tax on Companies (STC) is a South African income tax, that arises from the distribution of dividends and is recognized in profit or loss at the same time as the liability to pay the related dividend.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

2.     ACCOUNTING POLICIES (Continued)

(ii) Deferred taxation

        Deferred taxation is provided using the balance sheet liability method, based on temporary differences. The amount of deferred taxation provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities using taxation rates enacted or substantively enacted at the balance sheet date. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred taxation is charged to profit or loss for the period, except to the extent that it relates to a transaction that is recognized directly in other comprehensive income, or a business combination that is an acquisition.

        Before recognizing a deferred tax asset the group assesses the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent recovery is not probable, a deferred tax asset is not recognized. In recognizing deferred tax assets, the group considers profit forecasts, including the effect of exchange rate fluctuations on sales and external market conditions.

2.3.5 Derivatives and hedge accounting

  •
  Fair value hedges

        If a fair value hedge meets the conditions for hedge accounting, any gain or loss on the hedged item attributable to the hedged risk is included in the carrying amount of the hedged item and recognized in profit or loss. The changes in the fair value of the hedging instrument and the hedged item is recognized in profit or loss.

  •
  Cash flow hedges

        In relation to cash flow hedges that meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in profit or loss.

        The gains or losses, which are recognized directly in shareholders' equity, are transferred to profit or loss in the same period in which the hedged transaction affects profit or loss.

        If the forecasted transaction results in the recognition on a non-financial asset or non-financial liability, the associated cumulative gain or loss is transferred from equity to the underlying asset or liability on the transaction date.

  •
  Hedge of a net investment in a foreign operation

        The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income and is only reclassified to profit or loss on the disposal or partial disposal of the foreign operation.

        Hedge accounting is discontinued on a prospective basis when the hedge no longer meets the hedge accounting criteria (including when it becomes ineffective), when the hedging instrument is sold, terminated or exercised and for cash flow hedges, the designation is revoked and the forecast

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

2.     ACCOUNTING POLICIES (Continued)

transaction is no longer expected to occur. Where a forecasted transaction is no longer expected to occur, the cumulative gain or loss deferred in equity is transferred to profit or loss.

        The financial instruments that are used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in either the fair value or cash flows of the related underlying exposures. Hedge ineffectiveness is recognized immediately in profit or loss.

        Refer to note 29 for details of the fair value hedging relationships as well as the impact of the hedge on the pre-tax profit or loss for the period.

2.3.6 Plantations

        Plantations are stated at fair value less estimated cost to sell at the harvesting stage.

        In arriving at plantation fair values, the key assumptions are estimated prices less cost of delivery, discount rates, and volume and growth estimations.

        All changes in fair value are recognized in the period in which they arise.

        The impact of changes in estimate prices, discount rates and, volume and growth assumptions may have on the calculated fair value and other key financial information on plantations are disclosed in note 10.

Estimated prices less cost of delivery

        In periods prior to the third quarter of fiscal 2010 the group used unadjusted current market prices to estimate the fair value of timber.

        In the third quarter of fiscal 2010, the group revised this methodology for all immature timber and mature timber that is to be felled in more than 12 months from the reporting period to consider a 12 quarter rolling historical average price. This is considered a reasonable period of time taking into consideration the length of the growth cycle of the plantations. The new methodology also takes into consideration expected future price trends and recent market transactions involving comparable plantations.

        The group considers the new methodology to be preferable. Current market prices for timber are highly volatile for timber that is expected to be felled in more than 12 months from the reporting period. Therefore, the group considers the use of a rolling historical average price coupled with consideration of expected future price trends and recent market transactions involving comparable plantations to be a preferable methodology.

        Mature timber that is expected to be felled within 12 months from the reporting period continues to be valued using unadjusted current market prices. Such timber is expected to be used in the short term and consequently, current market prices are considered an appropriate reflection of fair value.

        The fair value is derived by using the prices as explained above reduced by the estimated cost of delivery. Cost of delivery includes all costs associated with getting the harvested plantations to the market, being harvesting, loading, transport and allocated fixed overheads.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

2.     ACCOUNTING POLICIES (Continued)

Discount rate

        The discount rate used is the applicable pre-tax weighted average cost of capital of the business unit.

Volume and growth estimations and cost assumptions

        The group focuses on good husbandry techniques which include ensuring that the rotation of plantations is met with adequate planting activities for future harvesting. The age threshold used for quantifying immature timber is dependent on the rotation period of the specific timber genus which varies from between eight to eighteen years. In the southern African region, softwood less than eight years and hardwood less than five years is classified as immature timber.

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

        The group has projected growth estimation over a period of eight to eighteen years per rotation. In deriving this estimate, the group established a long-term sample plot network which is representative of the species and sites on which trees are grown and the measured data from these permanent sample plots were used as input into the group's growth estimation. Periodic adjustments are made to existing models for new genetic material.

        The group directly manages plantations established on land that is either owned or leased from third parties. Indirectly managed plantations represent plantations established on land held by independent commercial farmers where Sappi provides technical advice on the growing and tendering of trees. The associated costs for managing the plantations are recognized as silviculture costs in cost of sales (see note 4.1).

2.3.7 Pension plans and other post-retirement benefits

        Defined-benefit and defined-contribution plans have been established for eligible employees of the group, with the assets held in separate trustee-administered funds.

        The present value of the defined benefit obligations and related current service costs are calculated annually by independent actuaries using the projected unit method.

        These actuarial models use an attribution approach that generally spread individual events over the service lives of the employees in the plan. Examples of "events" are changes in actuarial assumptions such as discount rate, expected long-term rate of return on plan assets, and rate of compensation increases.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

2.     ACCOUNTING POLICIES (Continued)

        Estimates and assumptions used in the actuarial models include the discount rate, return on assets, salary increases, health care cost trends, longevity and service lives of employees.

        The group's policy is to recognize actuarial gains and losses, which can arise from differences between expected and actual outcomes or changes in actuarial assumptions, in other comprehensive income. Any increase in the present value of plan liabilities expected to arise due to current service costs is charged to operating profit.

        Gains or losses on the curtailment or settlement of a defined benefit plan are recognized in profit or loss when the group is demonstrably committed to the curtailment or settlement. Past service costs are recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the vesting period of those benefits.

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

        Refer to note 27 for the key estimates, assumptions and other information on post-employment benefits applicable as at the end of September 2010.

2.3.8 Provisions

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

2.4 Adoption of accounting standards in the current year

        The following standards, interpretations and significant amendments or revisions to standards have been adopted by the group in the current year:

IFRS 8 Operating Segments

        IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are components of an entity for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

2.     ACCOUNTING POLICIES (Continued)

        The adoption of IFRS 8 "Operating Segments" did not have an impact on the group's reported results or financial position.

Amendment to IFRS 7 Financial Instruments: Disclosures

        IFRS 7 was amended to require enhanced disclosures about fair value measurements. The group has in note 29, disclosed the level in the fair value hierarchy into which the fair value measurements are categorized for financial instruments that are measured at fair value in the statement of financial position.

        The adoption of this amendment did not have an impact on the group's reported results or financial position.

Other amendments to IFRS

        The group adopted IFRIC 15, IFRIC 17, IFRIC 18, revision to IFRS 3, amendments to IAS 27, IAS 28, IAS 31, IFRS 2, IAS 39, IFRIC 9 and various improvements to IFRSs in fiscal 2010.

        The adoption of these new or revised standards, interpretations, amendments and improvements to standards did not have a material impact on the group's reported results or financial position.

Presentation of comparative information on adoption of IFRS on a retrospective basis

        With the adoption of IFRS 8, and the Group's change in its internal organization structure, the group made retrospective adjustments to segment reporting per note 3 to the financial statements. The group also had other adjustments to notes 20, 24 and 25 to the financial statements. These adjustments only impacted the notes to the financial statements and therefore the group has disclosed two comparative periods for the affected notes. Due to the fact that no changes were made to the fiscal 2008 and 2009 balance sheets, only one comparative period has been disclosed for the balance sheet.

2.5  Accounting standards, interpretations and amendments to existing standards that are not yet effective

        The Group has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on or after October 2010 or later periods. These new standards, and their effective dates for the group's annual accounting periods are listed below:

  –
  IFRS 9 Financial Instruments—IFRS 9 introduces new requirements for classifying and measuring financial assets. The group is currently evaluating the impact that the adoption of this IFRS will have on its consolidated financial statements.

        Amendment, revisions or issues of the following standards or interpretations which will only become mandatory for the group's consolidated financial statements on the dates indicated are not expected to have a material impact on the group's results or financial position:

  –
  IFRS 2 Share-based Payment—Amendments relating to group cash-settled share-based payment transactions (September 2011)

  –
  IFRS 7 Financial Instruments: Disclosures. Transfers of financial assets (September 2012)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

2.     ACCOUNTING POLICIES (Continued)

  –
  IAS 24 Related Party Disclosures—Revised definition of related parties (September 2012)

  –
  IAS 32 Financial Instruments: Presentation—Amendments relating to classification of rights issues (September 2011)

  –
  IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments (September 2011)

  –
  Various improvements to IFRSs

3.     SEGMENT INFORMATION

        Sappi adopted IFRS 8 "Operating Segments" in fiscal 2010. The adoption of this standard did not have an impact on the group's reported results, financial position or cash flows.

        IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. The group's reportable segments are North America, Europe and Sappi Southern Africa. Reportable segments are components of an entity for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. Prior year segment disclosure has been revised as reflected below.

        Sappi reports and discloses segment information on the basis of information that is reviewed by the chief operating decision maker to make decisions when allocating resources and to assess performance of the group's reportable segments. Information reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance is focused on a geographical region. The group accounts for intra-group sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. All such sales and transfers are eliminated on consolidation.

        The group operates a trading network called Sappi Trading for the international marketing and distribution of chemical cellulose and market pulp throughout the world and of the group's other products in areas outside its core operating regions of North America, Europe and Southern Africa. The financial results and position associated with Sappi Trading are allocated to our reportable segments.

Revised segmental reporting disclosure

        Prior to the adoption of IFRS 8, the Sappi Fine Paper segment included the group's fine paper operations in southern Africa. Sappi has since changed the structure of its internal organization in a manner that has caused the composition of its reportable segments to change such that Sappi Fine Paper South Africa is now reported as part of the Sappi Southern African segment in accordance with the

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

3.     SEGMENT INFORMATION (Continued)

geographical management of our business. The table below shows the effect of this change for the financial years ended September 2009 and 2008 respectively:

Sappi Southern Africa*

	As previously reported		Adjustment		Revised segmental reporting
	2009	2008	2009	2008	2009	2008
	(US$ million)
Income statement
External sales(1)	861	1,099	318	380	1,179	1,479
Inter-segment sales	532	657	32	41	564	698
Total sales	1,393	1,756	350	421	1,743	2,177
Segment operating (loss) profit	(52)	273	(3)	6	(55)	279
Other non-cash items (including fair value adjustment on plantations)	2	(150)	2	3	4	(147)
Balance sheet
Capital expenditures	60	290	11	9	71	299
Total assets	2,002	2,049	260	168	2,262	2,217
Segment assets(2)	1,686	1,721	205	110	1,891	1,831
Property, plant and equipment	1,078	1,008	118	111	1,196	1,119

*
Sappi Forest Products has been renamed to Sappi Southern Africa.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

3.     SEGMENT INFORMATION (Continued)

        The information below is presented in the way that it is reviewed by the chief operating decision maker as required by IFRS 8 "Operating Segments".

	Sappi Fine Paper
	North America			Europe			Sappi Southern Africa			Unallocated and eliminations(3)			Group
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
	(US$ million)
Income statement
External sales(1)	1,373	1,295	1,664	3,638	2,895	2,720	1,561	1,179	1,479	—	—	—	6,572	5,369	5,863
Inter-segment sales	252	179	244	476	267	392	714	564	698	(1,442)	(1,010)	(1,334)	—	—	—

Total sales	1,625	1,474	1,908	4,114	3,162	3,112	2,275	1,743	2,177	(1,442)	(1,010)	(1,334)	6,572	5,369	5,863
Operating profit excluding special items	124	(2)	95	76	12	55	134	18	209	5	5	7	339	33	366
Special items—(gains) losses(2)	(56)	(55)	3	4	79	119	22	72	(70)	28	10	—	(2)	106	52
Segment operating profit (loss)	180	53	92	72	(67)	(64)	112	(54)	279	(23)	(5)	7	341	(73)	314
EBITDA excluding special items(2)	201	98	201	310	226	235	236	101	296	5	6	8	752	431	740
Share of profit of equity investments	—	—	1	1	3	1	4	4	5	8	4	10	13	11	17
Depreciation and amortization	77	100	106	234	214	180	102	83	87	—	1	1	413	398	374
Asset (impairment reversals) impairments	(2)	—	4	(10)	74	78	2	5	37	—	—	—	(10)	79	119
Other non-cash items (including fair value adjustment on plantations)	8	48	17	8	86	131	(39)	4	(147)	8	(38)	(58)	(15)	100	(57)

Balance sheet
Capital expenditures	42	31	125	100	82	82	64	71	299	—	—	1	206	184	507
Segment assets(2)	935	981	1,087	2,109	2,340	1,758	1,887	1,891	1,831	65	38	39	4,996	5,250	4,715
Total assets	1,100	1,160	1,290	2,917	3,080	2,266	2,376	2,262	2,217	791	795	336	7,184	7,297	6,109
Property, plant and equipment	777	810	879	1,663	1,928	1,363	1,220	1,196	1,119	—	—	—	3,660	3,934	3,361

Reconciliation of operating profit (loss) excluding special items to segment operating profit (loss):

	Sappi Fine Paper
	North America			Europe			Sappi Southern Africa			Unallocated and eliminations(3)			Group
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
	(US$ million)
Operating profit (loss) excluding special items	124	(2)	95	76	12	55	134	18	209	5	5	7	339	33	366
Special items—(gains) losses(2)	(56)	(55)	3	4	79	119	22	72	(70)	28	10	—	(2)	106	52

Segment operating profit (loss)	180	53	92	72	(67)	(64)	112	(54)	279	(23)	(5)	7	341	(73)	314

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

3.     SEGMENT INFORMATION (Continued)

Reconciliation of EBITDA excluding special items and operating profit (loss) excluding special items to profit (loss) before taxation:

	Sappi Fine Paper
	North America			Europe			Sappi Southern Africa			Unallocated and eliminations(3)			Group
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
	(US$ million)
EBITDA excluding special items	201	98	201	310	226	235	236	101	296	5	6	8	752	431	740
Depreciation and amortization	77	100	106	234	214	180	102	83	87	—	1	1	413	398	374

Operating profit (loss) excluding special items	124	(2)	95	76	12	55	134	18	209	5	5	7	339	33	366
Special items—(gains) losses	(56)	(55)	3	4	79	119	22	72	(70)	28	10	—	(2)	106	52

Segment operating profit (loss)	180	53	92	72	(67)	(64)	112	(54)	279	(23)	(5)	7	341	(73)	314

							Net finance costs						255	145	126

							Profit (loss) before taxation						86	(218)	188

Reconciliation of segment assets to total assets:

	Sappi Fine Paper
	North America			Europe			Sappi Southern Africa			Unallocated and eliminations(3)			Group
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
	(US$ million)
Segment assets(2)(3)	935	981	1,087	2,109	2,340	1,758	1,887	1,891	1,831	65	38	39	4,996	5,250	4,715
Deferred taxation asset	—	—	—	53	56	39	—	—	—	—	—	2	53	56	41
Cash and cash equivalents	7	14	5	8	16	1	129	86	78	648	654	190	792	770	274
Derivative financial instruments	—	—	—	—	—	—	1	—	—	2	14	24	3	14	24
Trade and other payables	155	151	198	722	633	411	339	275	297	55	57	53	1,271	1,116	959
Provisions	1	14	—	15	19	42	14	2	—	3	—	—	33	35	42
Taxation payable	2	—	—	10	16	15	6	8	11	18	32	28	36	56	54

Total assets	1,100	1,160	1,290	2,917	3,080	2,266	2,376	2,262	2,217	791	795	336	7,184	7,297	6,109

(1)
Sales where the product is manufactured.

(2)
Segment assets (excluding deferred taxation and cash) less current liabilities (excluding interest-bearing borrowings and overdraft).

(3)
Includes the group's treasury operations, the self-insurance captive and the investment in the Jiangxi Chenming joint venture.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

4.1  Operating profit

        Operating profit has been arrived at after charging (crediting):

	2010		2009		2008
	Cost of sales	Selling, general and administrative expenses	Cost of sales	Selling, general and administrative expenses	Cost of sales	Selling, general and administrative expenses
	(US$ million)
Raw materials, energy and other direct input costs	3,570	—	2,868	—	3,073	—

Wood (includes felling adjustment(1))	706	—	663	—	722	—
Energy	626	—	584	—	558	—
Chemicals	1,050	—	868	—	935	—
Pulp	929	—	543	—	702	—
Other variable costs	259	—	210	—	156	—

Fair value adjustment on plantations(1)
Growth	(67)	—	(73)	—	(70)	—
Price	(31)	—	67	—	(120)	—
Employment costs	968	208	882	164	864	153
Depreciation	388	23	376	20	350	24
Delivery charges	547	—	454	—	509	—
Maintenance	275	—	250	—	252	—
Other overheads	136	—	205	—	158	—
Marketing and selling expenses	—	112	—	102	—	105
Administrative and general expenses	—	105	—	99	—	103

	5,786	448	5,029	385	5,016	385

(1)
Fair value adjustment on plantations

	2010	2009	2008
	(US$ million)
Changes in volumes
Fellings	71	69	80
Growth	(67)	(73)	(70)

	4	(4)	10
Plantation price fair value adjustment	(31)	67	(120)

	(27)	63	(110)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

4.1  Operating profit (Continued)

	2010	2009	2008
	(US$ million)
Silviculture costs (included within cost of sales)	67	50	50
Leasing charges for premises	14	16	16
Leasing charges for plant and equipment	48	15	32
Remuneration paid other than to employees of the company in respect of:	31	27	33

—technical services	12	11	15
—administration services	19	16	18

Auditors' remuneration:	8	8	10

—audit and related services	7	6	6
—tax planning and tax advice	1	1	1
—acquisition and refinancing related services*	—	1	3

Government grants towards environmental expenditure	—	(2)	(1)
Research and development costs	25	31	34
Amortization	3	2	—
Cost on derecognition of loans and receivables**	14	16	22
Directors' remuneration
—executive directors—salaries and benefits	1	2	2
—non-executive directors—fees	1	1	1

*
These costs have been capitalized.

**
The cost on derecognition of trade receivables relates to the derecognition of trade receivables related to the securitization programme in South Africa and to the sale of letters of credit in Hong Kong.

4.2  Employment costs

	2010	2009	2008
	(US$ million)
Wages and salaries	1,054	936	921
Defined contribution plan expense (refer note 27)	42	33	23
Pension costs (refer note 27)	15	21	9
Post-employment benefits other than pensions expense (refer note 27)	14	10	14
Share-based payment expense	13	9	10
Other	38	37	40

	1,176	1,046	1,017

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

4.3  Other operating expenses (income)

	2010	2009	2008
	(US$ million)
Included in other operating expenses are the following:
Asset (impairment reversals) impairments	(10)	79	119
Profit on sale and write-off of property, plant and equipment	(5)	(1)	(5)
Restructuring provisions raised (released) and closure costs	46	34	41
Alternative Fuel Mixture Credits	(51)	(87)	—
BEE Transaction Charge (refer to note 28)	23	—	—

—Unwinding of the 2006 BEE Transaction	19	—	—
—IFRS 2 costs on management and employee share option plans	4	—	—

5.     NET FINANCE COSTS

	2010	2009	2008
	(US$ million)
Gross interest and other finance costs on liabilities carried at amortized cost	309	198	181

—Interest on bank overdrafts	1	6	4
—Interest on redeemable bonds and other loans	303	190	174
—Interest cost on finance lease obligations	5	2	3

Finance revenue received on assets carried at amortized cost	(16)	(61)	(38)

—Interest on bank accounts	(6)	(16)	(22)
—Discount on early redemption of redeemable bonds and other loans	(5)	(41)	—
—Interest revenue on other loans and investments	(5)	(4)	(16)

Interest capitalized to property, plant and equipment	—	—	(16)
Net foreign exchange gains	(17)	(17)	(8)
Net fair value (gain) loss on financial instruments	(21)	25	7

—Realized loss on termination of interest rate swaps	—	18	—
—(Gain) loss on non hedged swaps and loans	—	(2)	2
—Amortization of (gain) cost of de-designated hedges	(21)	—	5
—Hedge ineffectiveness
—gain on hedging instrument (derivative)	—	(41)	(30)
—loss on hedged item	—	50	30

	255	145	126

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

6.     TAXATION CHARGE (BENEFIT)

	2010	2009	2008
	(US$ million)
Current taxation:
—Current year	10	6	23
—Prior year over provision	(20)	(7)	(19)
—Other company taxes*	4	4	2
Deferred taxation: (refer note 11)
—Current year	26	(44)	89
—Prior year under provision	—	3	—
—Attributable to tax rate changes	—	(3)	(9)

	20	(41)	86

*Includes Secondary Tax on Companies (STC)(1)	—	4	7

(1)
The imposition of Secondary Tax on Companies (STC) effectively means that a dual corporate taxation system exists in South Africa comprising of normal income taxation and STC. Liability for STC is determined independently from normal income taxation and is paid by South African companies at the flat rate of 10% in respect of the amount of dividends declared less all dividends which accrued to them (but subject to certain exclusions) during its relevant 'dividend cycle'. 'Dividend cycle' means the period commencing on the day following the date of accrual to a company's shareholders of the last dividend declared by that company and ending on the date on which the dividend in question accrues to the shareholder concerned. An excess of dividends accruing to a company over dividends paid may be carried forward to subsequent dividend cycles as an STC credit.

        In addition to income taxation charges (benefits) to profit and loss, deferred tax relief of US$11 million (2009: US$32 million relief; 2008: US$1 million charge) has been recognized directly in other comprehensive income (refer note 11).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

6.     TAXATION CHARGE (BENEFIT) (Continued)

Reconciliation of the tax rate

	2010	2009	2008
	(US$ million)
Profit (loss) before taxation	86	(218)	188

Profit-making regions	307	133	560
Loss-making regions	(221)	(351)	(372)

Taxation at the average statutory tax rate	35	(60)	72

Profit-making regions at 30% (2009: 28%; 2008: 30%)	92	38	167
Loss-making regions at 26% (2009: 28%; 2008: 26%)	(57)	(98)	(95)

Net exempt income and non-tax deductible expenditure	(10)	(32)	(51)
Effect of tax rate changes	—	(3)	(9)
Deferred tax asset not recognized	65	72	103
Utilization of previously unrecognized tax assets	(54)	(22)	(19)
Secondary Tax on Companies (STC)	—	4	7
Prior year adjustments	(20)	(4)	(19)
Other taxes	4	4	2

Taxation charge (benefit)	20	(41)	86

Effective tax rate for the year	23%	19%	46%

        Our effective tax rate reflects the benefits from reduced tax rates in South Africa (2010: nil; 2009: nil; 2008: US$9 million) and Germany (2010: nil; 2009: US$3 million; 2008: nil). The corporate tax rate in South Africa was reduced from 29% to 28% in 2008. The corporate tax rate (including trade tax) in Germany was reduced from 30% to 28.6% in 2009.

7.     EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share (EPS)

        EPS is based on the group's profit (loss) for the year divided by the weighted average number of shares in issue during the year under review.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

7.     EARNINGS (LOSS) PER SHARE (Continued)

	2010			2009(1)			2008
	Profit	Shares	Earnings per share	Loss	Shares	Loss per share	Profit	Shares	Earnings per share
	(US$ million)	(millions)	(US cents)	(US$ million)	(millions)	(US cents)	(US$ million)	(millions)	(US cents)
Basic EPS calculation	66	516.7	13	(177)	482.6	(37)	102	362.2	28
Share options and performance shares under Sappi Limited Share Trust	—	3.9	—	—	—	—	—	3.6	—
Share options granted under the BBE Transaction	—	0.2	—	—	—	—	—	—	—

Diluted EPS calculation	66	520.8	13	(177)	482.6	(37)	102	365.8	28

(1)
In the 2009 financial year, Sappi conducted a renounceable rights offer of 286,886,270 new ordinary shares of ZAR 1.00 each to qualifying Sappi shareholders. In accordance with IAS 33, the fiscal 2008 basic, headline and diluted earnings per share have been restated to take into account the bonus element of the rights offer. As such, the 2008 weighted average number of shares has been adjusted by a factor of 1.58 (the adjustment factor). The adjustment factor was calculated using the pre-announcement share price divided by the theoretical ex-rights price (TERP). TERP is the [(Number of new shares multiplied by the Subscription price) plus the (Number of shares held multiplied by the Ex-dividend share price)] all divided by the (Number of new shares plus the number of shares held prior to the rights offer).

        The diluted EPS calculations are based on Sappi Limited's daily average share price of ZAR 31.86 (2009: ZAR 30.12; 2008: ZAR 94.08) and exclude the effect of certain share options granted under the Sappi Share Incentive Scheme as well as share options granted under the BEE transaction as they would be antidilutive.

        There are 10.6 million (September 2009: 15.6 million; September 2008: 2.3 million) share options that could potentially dilute EPS in the future that are not included in the diluted weighted average number of shares calculation as they are antidilutive.

8.     DIVIDENDS

	2010	2009	2008
	(US$ million)
Dividend paid: (2009: 16 US cents per share; 2008: 32 US cents per share), net of dividends attributable to treasury shares	—	(37)	(73)

        The board decided not to declare a dividend in respect of the 2010 financial year.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

9.     PROPERTY, PLANT AND EQUIPMENT

	2010	2009
	(US$ million)
Land and buildings
At cost	1,628	1,686
Accumulated depreciation and impairments	875	887

	753	799

Plant and equipment*
At cost	7,742	7,863
Accumulated depreciation and impairments	4,992	4,914

	2,750	2,949

Capitalized leased assets**
At cost	741	795
Accumulated depreciation and impairments	584	609

	157	186

Aggregate cost	10,111	10,344
Aggregate accumulated depreciation and impairments	6,451	6,410

Aggregate book value	3,660	3,934

*
Plant and equipment includes vehicles and furniture, the book value of which does not warrant disclosure as a separate class of assets.

**
Capitalized leased assets consist primarily of plant and equipment.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

9.     PROPERTY, PLANT AND EQUIPMENT (Continued)

        The movement of property, plant and equipment is reconciled as follows:

	Land and buildings	Plant and equipment	Capitalized leased assets	Total
	(US$ million)
Net book value at September 2008	612	2,608	141	3,361
Additions	33	150	1	184
Acquisitions	169	508	73	750
Disposals	(3)	—	(1)	(4)
Transfers	—	11	(11)	—
Depreciation	(37)	(339)	(20)	(396)
Impairments	—	(79)	—	(79)
Translation differences	25	90	3	118

Net book value at September 2009	799	2,949	186	3,934
Additions	23	183	—	206
Acquisitions	8	5	—	13
Disposals	(13)	(3)	—	(16)
Transfers	—	5	(5)	—
Depreciation	(41)	(350)	(20)	(411)
Impairment reversals	—	20	—	20
Translation differences	(23)	(59)	(4)	(86)

Net book value at September 2010	753	2,750	157	3,660

        Details of land and buildings are available at the registered offices of the respective companies who own the assets (refer note 24 for details of encumbrances).

Asset impairments

September 2010

        Asset impairments and impairment reversals mainly comprise of:

European mechanical coated cash generating unit: Kangas Mill

        The coated mechanical cash generating unit ("CGU") was previously impaired in September 2009 for US$74 million. On 12 January 2010, Sappi ceased operations at Kangas mill which formed part of the mechanical coated cash generating unit. Following the closure of the mill, the recoverable amount of the remaining assets in the coated mechanical CGU were reassessed resulting in an impairment reversal of US$18 million.

Usutu Mill—Closure and transfers from assets held for sale

        At the end of January 2010, Usutu mill ceased operations. The property, plant and equipment related to the mill had been substantially impaired in previous years and was impaired by a further US$2 million in the current fiscal year.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

9.     PROPERTY, PLANT AND EQUIPMENT (Continued)

        The Usutu pulp mill was permanently closed at the end of January 2010. The future of the site and plantations was discussed with potential investors and the government of Swaziland. The disposal group consisting mainly of plantations had been classified as held for sale since December 2009. The Sappi board subsequently took a decision to continue with its forestry operations in Swaziland, and is investigating the establishment of various timber processing operations at the Usutu mill site. As a result, the assets are no longer classified as held for sale.

Adamas Mill

        There were indicators of potential impairment to the Adamas mill cash generating unit. The group assessed this CGU for impairment and concluded that no impairment existed at September 2010. The recoverable amount was determined on the basis of value in use. The headroom in this calculation was calculated to be US$2 million using a pre-tax real discount rate of 9.48%. The calculation of the recoverable amount is sensitive to general market conditions, particularly the foreign currency exchange rate. The carrying amount of the CGU at the end of fiscal 2010 was US$23 million.

September 2009

Usutu Mill

        Usutu mill is an unbleached pulp mill and forms part of the Sappi Forest Products reporting segment. In 2008, forest fires caused by severe weather conditions resulted in the loss of approximately 28% of the mill's fibre supply and 40% of its plantations, resulting in insufficient fibre for the mill to continue operating in the long term under its existing regime. An impairment loss of US$37 million was recognized in 2008 and subsequent capital expenditure of US$5 million, incurred in 2009, has been impaired. The recoverable amount of the various assets has been determined on the basis of value in use. The value in use was established using a pre-tax real discount rate of 10.92%.

Muskegon Mill

        On 26 August 2009, Sappi announced that it would permanently cease operations at its coated fine paper mill in Muskegon, Michigan, North America. The property, plant and equipment at the mill had already been fully impaired in prior years.

European mechanical coated cash generating unit

        The mechanical coated cash generating unit forms part of the Fine Paper segment. Due to the downturn in the market, the net present value of the future cash flows of the cash generating unit was lower than its carrying amount. As a result, a non-cash impairment charge of US$74 million has been recognized. The recoverable amount of the various assets within the cash generating unit has been determined on the basis of value in use. The value in use was established using a pre-tax real discount rate of 7.22%.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

10.  PLANTATIONS

	2010	2009
	(US$ million)
Fair value of plantations at beginning of year	611	631
Gains arising from growth	67	73
Fire, hazardous weather and other damages	—	(2)
Additions	9	1
Gain (loss) arising from fair value price changes*	31	(67)
Harvesting—agriculture produce (fellings)	(71)	(69)
Translation difference	40	44

Fair value of plantations at end of year	687	611

*
In the third quarter of fiscal 2010, the group changed the accounting estimate used to derive the estimated price of timber that is used to calculate the fair value of its plantations. The change is explained in more detail in section 2.3—Critical accounting policies and estimates on valuing plantations. The impact of the change as at the third quarter of fiscal 2010 was an increase in the fair value of plantations of US$28 million.

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

        We own plantations on land that we own, as well as on land that we lease. We disclose both of these as directly managed plantations. With regard to indirectly managed plantations, Sappi has several different types of agreements with many independent farmers. The agreements depend on the type and specific needs of the farmer and the areas planted. These agreements range in time from one to more than twenty years. In certain circumstances we provide loans to farmers, which are disclosed as accounts receivable in the group balance sheet (these loans are considered immaterial to the group). If Sappi provides seedlings, silviculture and/or technical assistance, the costs are expensed when incurred by the group.

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

10.  PLANTATIONS (Continued)

        Changes in estimate prices, the discount rate, costs to sell and, volume and growth assumptions applied in the valuation of immature timber may impact the calculated fair value as tabled below:

	2010	2009	2008
	(US$ million)
Market price changes
1% increase in market prices	2	12	17
1% decrease in market prices	(2)	(12)	(17)
Discount rate (for immature timber)
1% increase in rate	(5)	(3)	(4)
1% decrease in rate	5	3	4
Volume assumption
1% increase in estimate of volume	9	6	6
1% decrease in estimate of volume	(9)	(6)	(6)
Costs to sell
1% increase in costs to sell	(1)	(9)	(10)
1% decrease in costs to sell	1	9	10
Growth assumptions
1% increase in rate of growth	2	1	1
1% decrease in rate of growth	(2)	(1)	(1)

11.  DEFERRED TAX

	2010		2009
	Assets	Liabilities	Assets	Liabilities
	(US$ million)
Other liabilities, accruals and prepayments	(100)	8	(111)	8
Inventory	5	(3)	5	(4)
USA alternative minimum taxation credit carry forward	14	—	11	—
Tax loss carry forward	313	63	360	69
Property, plant and equipment	(113)	(302)	(141)	(292)
Plantations	(26)	(160)	(20)	(145)
Other non-current assets	27	—	26	—
Other non-current liabilities	(67)	8	(74)	9

	53	(386)	56	(355)

Negative asset and liability positions

        These balances reflect the impact of tax assets and liabilities arising in different tax jurisdictions, which cannot be netted against tax assets and liabilities arising in other tax jurisdictions.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

11.  DEFERRED TAX (Continued)

Deferred tax assets recognized on the balance sheet

        The recognized deferred tax assets relate mostly to available unused tax losses. It is expected that there will be sufficient future taxable profits against which these losses can be recovered. In the estimation of future taxable profits, future product pricing and production capacity utilization, are taken into account.

Unrecognized deferred tax assets

        Deferred tax assets are not recognized for carry-forward of unused tax losses when it cannot be demonstrated that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

	2010	2009
	(US$ million)
Unrecognized deferred tax assets relate to the following:
Other non-current liabilities	74	66
Tax losses	630	634

	704	700

Attributable to the following tax jurisdictions:
Belgium	63	49
Netherlands	8	10
Finland	47	39
United Kingdom	64	65
United States of America	198	222
Swaziland	32	28
South Africa	3	2
Austria	289	285

	704	700

Expiry between two and five years	2	—
Expiry after five years	205	152
Indefinite life	497	548

	704	700

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

11.  DEFERRED TAX (Continued)

The following table shows the movement in the unrecognized deferred tax assets for the year

	2010	2009
	(US$ million)
Balance at beginning of year	700	591
Unrecognized deferred tax assets originating during the current year	86	129
Utilization of previously unrecognized tax assets	(54)	(22)
Prior year adjustments	—	1
Rate adjustments	3	2
Movement in foreign exchange rates	(31)	(1)

Balance at end of year	704	700

Reconciliation of deferred tax

	2010	2009
	(US$ million)
Deferred tax balances at beginning of year
Deferred tax assets	56	41
Deferred tax liabilities	(355)	(399)

	(299)	(358)
Deferred taxation (charge) benefit for the year (refer note 6)	(26)	41

Other liabilities, accruals and prepayments	5	(6)
Inventory	—	5
Utilization of Secondary Tax on Companies (STC) credits	—	(2)
USA alternative minimum taxation credit	2	—
Tax loss carry forward	(14)	30
Property, plant and equipment	15	(10)
Plantations	(9)	18
Other non-current liabilities	(25)	6

Amounts recorded directly in other comprehensive income	11	32
Rate adjustments	—	3
Translation differences	(19)	(17)

Deferred tax balances at end of year	(333)	(299)

Deferred tax assets	53	56
Deferred tax liabilities	(386)	(355)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

11.  DEFERRED TAX (Continued)

Secondary Tax on Companies (STC)

        Current and deferred tax are measured at the tax rate applicable to undistributed income and therefore only take STC into account to the extent that dividends have been received or declared.

	2010	2009
	(US$ million)
Undistributed earnings that would be subject to STC	484	465
Tax effect if distributed	44	42

12.  GOODWILL AND INTANGIBLE ASSETS

	2010					2009
	Goodwill	Licence fees	Patents	Brands	Total	Goodwill	Licence fees	Patents	Brands	Total
	(US$ million)
Net carrying amount at beginning of year	4	3	—	25	32	4	3	—	—	7
Acquisitions	—	—	—	—	—	—	—	—	25	25
Amortization	—	—	—	(2)	(2)	—	—	—	(2)	(2)
Translation difference	—	—	—	(3)	(3)	—	—	—	2	2

Net carrying amount	4	3	—	20	27	4	3	—	25	32

Cost (gross carrying amount)	4	3	20	24	51	4	3	21	27	55
Accumulated amortization and impairment	—	—	(20)	(4)	(24)	—	—	(21)	(2)	(23)

Net carrying amount	4	3	—	20	27	4	3	—	25	32

13.  JOINT VENTURES AND ASSOCIATES*

	2010	2009
	(US$ million)
Cost of equity investments	96	99
Share of post-acquisition profit, net of distributions received	8	24
Foreign currency translation effect	21	—

	125	123

Summarised financial information in respect of the group's equity investments is set out below:
Total assets	640	638
Total liabilities	298	312

Net assets	342	326

Group's share of equity investments' net assets	125	123

*
Where the year ends of joint ventures and associates are different to Sappi's, the unaudited management accounts of the joint ventures and associates are used for the periods to Sappi's year end.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

13.  JOINT VENTURES AND ASSOCIATES* (Continued)

	2010	2009	2008
	(US$ million)
Sales	691	756	902

Profit for the period	35	28	46

Group's share of equity investments' profit for the period	13	11	17

Jiangxi Chenming

        Sappi owns 34% of Jiangxi Chenming Paper Company Limited (Jiangxi Chenming) under a joint venture arrangement. Jiangxi Chenming is established in the People's Republic of China and is principally engaged in the manufacturing and sales of paper and paper products. The financial statements of Jiangxi Chenming are to 31 December of each year which was the reporting date when the company was established. The last audited financials were to 31 December 2009.

Umkomaas Lignin (Pty) Ltd

        A 50% joint venture agreement with Borregaard Industries Limited for the construction and operation of a lignin plant at Umkomaas and the development, production and sale of products based on lignosulphates in order to build a sustainable lignin business. The financial statements of Umkomaas Lignin (Pty) Ltd are to 31 December of each year which is the year end of Borregaard. The last audited financials were to 31 December 2009.

Sapin S.A.

        A 50% joint venture with Sapin S.A. located in Belgium for the buying and selling of wood and wood chips to Sappi and other paper manufacturers. The financial statements of Sapin S.A. are to 31 December of each year which is the year end of Sapin S.A. The last audited financials were to 31 December 2009.

Papierholz Austria GmbH

        A 43% joint venture agreement for the buying and selling of wood and wood chips to Sappi and other paper and pulp manufacturers. The financial statements of Papierholz Austria GmbH are to 31 December of each year which is the year end of Papierholz Austria GmbH. The last audited financials were to 31 December 2009.

Timber IV

        A special purpose entity (SPE) into which Sappi contributed promissory notes (relating to certain timberlands, equipment and machinery sold by Sappi to a third party timber company) which were pledged as collateral for the SPE to issue bonds. The SPE is not consolidated in our financial statements because we have taken the position that it is controlled by an unrelated investor which has sufficient equity capital at risk. Sappi's investment in the SPE is US$6 million as of September 2010 (2009: US$6 million). The financial statements of Timber IV are to 30 September of each year. The results are unaudited.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

13.  JOINT VENTURES AND ASSOCIATES* (Continued)

Energie Biberist AG

        A 10% investment in associate Energie Biberist AG ("EBAG") in which Sappi exercises significant influence by virtue of the fact that Sappi has the power to appoint one of the five directors. EBAG is an energy company supplying Sappi Biberist with 100% of electricity requirements. The financial statements of EBAG are to 31 December each year which is the year end of EBAG. The last audited financials of EBAG were 31 December 2009.

VOF Warmtekracht

        During the year, Sappi purchased the remaining 50% of VOF Warmtekracht from Essent. VOF Warmtekracht was previously a 50% owned joint venture in the Netherlands between Sappi and Essent for co-generation of electricity and steam. Sappi no longer accounts for VOF Warmtekracht as a joint venture, but now consolidates this entity as part of the Sappi group financial statements.

14.  OTHER NON-CURRENT ASSETS

	2010	2009
	(US$ million)
Loans to the Sappi Limited Share Incentive Trust participants	1	6
Financial assets*	32	33
Post-employment benefits—pension asset (refer note 27)	37	52
Other loans	12	10

	82	101

*
Details of investments are available at the registered offices of the respective companies.

15.  INVENTORIES

	2010	2009
	(US$ million)
Raw materials	185	155
Work in progress	86	83
Finished goods	376	347
Consumable stores and spares	189	207

	836	792

        The charge to the group income statement relating to the write down of inventories to net realisable value amounted to US$17 million (2009: US$10 million and 2008: US$11 million).

        The cost of inventories recognized as an expense and included in cost of sales amounted to US$5,197 million (September 2009: US$4,467 million and September 2008: US$4,552 million).

        Refer to note 24 for inventory pledged as security.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

16.  TRADE AND OTHER RECEIVABLES

	2010	2009
	(US$ million)
Trade accounts receivable, gross	754	682
Allowance for credit losses	(14)	(15)

Trade accounts receivable, net	740	667
Prepayments and other receivables	148	191

	888	858

        Management rate the quality of the trade and other receivables, which are neither past due nor impaired, periodically against its internal credit rating parameters. The quality of these trade receivables is such that management believe no impairment provision is necessary, except in situations where they are part of individually impaired trade receivables.

        The carrying amount of US$888 million (2009: US$858 million) represents the group's maximum credit risk exposure from trade and other receivables.

        Prepayments and other receivables primarily represent prepaid insurance and other sundry receivables.

	2010	2009
Trade receivables (including securitized trade receivables) to turnover (%)	15%	16%

16.1   Reconciliation of the allowance for credit losses

	2010	2009
Balance at beginning of year	15	5
Raised during the year	9	16
Released during the year	(9)	(6)
Foreign exchange currency translation effect	(1)	—

Balance at end of year	14	15

        An allowance has been made for estimated irrecoverable amounts from the sale of goods of US$14 million (2009: US$15 million). This allowance has been determined by reference to specific customer delinquencies.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

16.  TRADE AND OTHER RECEIVABLES (Continued)

16.2   Analysis of amounts past due

September 2010

        The following provides an analysis of the amounts that are past the due contractual maturity dates:

	Not Impaired	Impaired	Total
Less than 7 days overdue	18	—	18
Between 7 and 30 days overdue	18	—	18
Between 30 and 60 days overdue	3	1	4
More than 60 days overdue	15	13	28

	54	14	68

September 2009

        The following provides an analysis of the amounts that are past the due contractual maturity dates:

	Not Impaired	Impaired	Total
Less than 7 days overdue	9	—	9
Between 7 and 30 days overdue	29	—	29
Between 30 and 60 days overdue	9	—	9
More than 60 days overdue	19	15	34

	66	15	81

        All amounts due which are beyond their contractual repayment terms are reported to regional management on a regular basis. Any provision for impairment is required to be approved in line with the group limits of authority framework.

        The group has a provision of US$14 million (2009: US$15 million) against trade receivables that are past due.

        The group holds collateral of US$17 million (2009: US$17 million) against these trade receivables that are past due.

        The group has granted facilities to customers to buy on credit for the following amounts:

	2010	2009
Less than US$0.5 million	331	332
Less than US$1 million but equal to or greater than US$0.5 million	276	275
Less than US$3 million but equal to or greater than US$1 million	557	495
Less than US$5 million but equal to or greater than US$3 million	225	212
Equal to or greater than US$5 million	965	951

	2,354	2,265

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

16.  TRADE AND OTHER RECEIVABLES (Continued)

16.3   Fair Value

        The directors consider that the carrying amount of trade and other receivables approximates their fair value.

16.4   Trade receivables pledged as security

        Trade receivables with a value of US$486 million (2009: US$460 million) have been pledged as collateral for amounts received from the banks in respect of the securitization programme. The value of the associated liabilities at year end amounted to US$447 million (2009: US$400 million). The group is restricted from selling and repledging the trade receivables that have been pledged as collateral for the liability.

16.5   Off balance sheet structures

Letters of credit discounting

        To improve the group working capital, the group sells certain Letters of Credit to ABN AMRO Hong Kong and DBS Bank (London) at the end of each financial month on a non-recourse basis.

"Scheck-Wechsel"

        The Scheck-Wechsel is a financial guarantee supplied by Sappi to the bank of certain customers (trade receivables) who wish to obtain a loan to finance early payment of specified trade receivables (thereby benefiting from an early settlement discount). By signing the Scheck-Wechsel, Sappi provides a financial guarantee to the bank of the customer.

        This financial guarantee contract is initially recognized at fair value. At inception, the risk for Sappi having to reimburse the bank is nil because there is no evidence that the customer will not reimburse its loan to the bank. There is also no guarantee fee due by the bank and the Scheck-Wechsel is a short term instrument (maximum 90 days). Therefore the fair value is zero at inception. Subsequently, the financial guarantee contract is measured at the higher of:

  (i)
  the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and

  (ii)
  the amount initially recognized less any cumulative amortization.

        As no event of default has occurred, no provision has been set up and the fair value at year end remains at zero. However, according to IAS 37, a contingent liability of US$29 million (2009: US$25 million) has been disclosed in this respect.

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

for the year ended September 2010

16.  TRADE AND OTHER RECEIVABLES (Continued)

parties. We have a servicing agreement with the entities acquiring our receivables, acting as servicers for the collection of cash and administration of the trade receivables sold.

Sappi Southern Africa securitization facility

        Sappi sells the majority of its ZAR receivables to Rand Merchant Bank Limited, which issues commercial paper to finance the purchase of the receivables. Sappi does not guarantee the recoverability of any amounts, but shares proportionately with Rand Merchant Bank Limited the credit risk of each underlying receivable, after all recoveries, including insurance recoveries, with Sappi bearing 15% of such risk (and Rand Merchant Bank Limited the remainder). Sappi administers the collection of all amounts processed on behalf of the bank that are due from the customer. The purchase price of these receivables is adjusted dependent on the timing of the payment received from the client. The rate of discounting that is charged on the receivables is JIBAR (Johannesburg Inter Bank Agreed Rate) plus a spread. This structure is currently treated as an off balance sheet arrangement.

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

        The total amount of trade receivables sold at the end of September 2010 amounted to US$215 million (September 2009: US$171 million). Details of the securitization programme at the end of fiscal 2010 and 2009 are disclosed in the tables below:

Bank	Currency	Value	Facility	Discount charges
2010
Rand Merchant Bank Limited	ZAR	ZAR 1,510 million	Unlimited*	Linked to 3 month JIBAR
2009
Rand Merchant Bank Limited	ZAR	ZAR 1,268 million	Unlimited*	Linked to 3 month JIBAR

*
The facility in respect of the securitization facility is unlimited, but subject to the sale of qualifying receivables to the bank.

        Details of the on balance sheet securitization facilities are described in note 20.

16.6   Analysis of customers

        A significant portion of the group's sales and accounts receivable are from major groups of customers. None of the group's major customers represented more than 10% of our sales during the years ended September 2010 and September 2009. Where appropriate, credit insurance has been taken out over the group's trade receivables.

        None of the group's other receivable financial instruments represent a high concentration of credit risk because the group has dealings with a variety of major banks and customers world-wide.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

16.  TRADE AND OTHER RECEIVABLES (Continued)

        The group has the following amounts due from single customers:

	2010			2009
	No. of customers	US$ million	Percentage	No. of customers	US$ million	Percentage
Greater than US$10 million	7	131	18%	6	82	12%
Between US$5 million and US$10 million	13	81	11%	9	55	8%
Less than US$5 million	2,176	528	71%	2,519	530	80%

	2,196	740	100%	2,534	667	100%

        None of the trade receivables, with balances of equal to or greater than US$5 million as at year end have breached their contractual maturity terms. No impairment charges have been recognized in respect of customers who owe the group more than US$5 million.

        Refer note 29 for further details on credit risk.

17.  ORDINARY SHARE CAPITAL AND SHARE PREMIUM

	2010		2009
	Number of shares	US$ million	Number of shares	US$ million
Authorized share capital:
Ordinary shares of ZAR1 each	725,000,000		725,000,000
"A" ordinary shares of ZAR1 each*	19,961,476		—
Issued share capital:
Ordinary shares of ZAR1 each	541,446,223	77	537,117,864	73
"A" ordinary shares of ZAR1 each*	19,961,476	3	—	—
Treasury shares**	(41,896,595)	(6)	(21,384,559)	(3)
Share premium		1,564		1,471

	519,511,104	1,638	515,733,305	1,541

*
The "A" Ordinary Shares are unlisted but will rank pari passu with the ordinary shares in all respects except for dividend entitlements where the "A" ordinary shares will be entitled to 50% of the dividends payable on the ordinary shares. The "A" ordinary shares will have the same voting rights as ordinary shares but will not be listed on the JSE Limited. Sappi will have the option to repurchase a number of "A" ordinary shares in August 2019. The number of any "A" ordinary shares that Sappi elects to buy back on the repurchase date will depend on the price performance of the ordinary shares over the period of the transaction with the remaining "A" ordinary shares being distributed to the beneficiaries and converted into ordinary shares. The "A" ordinary shares' rights, terms, conditions of conversion and privileges are contained in Article 38 of Sappi's Articles, details of which are available for inspection at the company's registered offices.

**
Includes 21,935,119 (September 2009: 21,384,559) ordinary shares as well as 19,961,476 (2009: nil) "A" ordinary shares that are held by group entities, including The Sappi Limited Share Incentive Trust (the Scheme) and the trusts set up to house the BEE Transaction. These may be utilised to meet the requirements of the trusts.

        The authorized share capital was increased during the year with 19,961,476 "A" ordinary shares with a par value of ZAR1.00 per share as part of Sappi's 2010 BEE Transaction (see note 28 for further details). The issued ordinary share capital increased during the year from ZAR537,117,864 to ZAR541,446,223 with the issue of 4,328,359 ordinary shares as part of the unwinding of the 2006

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

17.  ORDINARY SHARE CAPITAL AND SHARE PREMIUM (Continued)

BEE Transaction and 19,961,476 "A" ordinary shares as part of Sappi's 2010 BEE Transaction. Costs related to the BEE Transaction of US$3 million was charged to share premium in the current year.

        The movement in the number of treasury shares is set out in the table below:

	Number of shares
	2010	2009
Ordinary treasury shares:
Ordinary treasury shares at beginning of year (including Scheme shares)	21,384,559	9,906,661
Rights issue shares subscribed	—	11,860,873
Treasury shares issued to participants of the Scheme	550,560	(382,975)

—Share options (per note 28)	—	(206,140)
—Share plan options (per note 28)	—	(165,491)
—Allocation shares (per note 28)	—	(214,660)
—Restricted shares (per note 28)	—	(22,000)
—Scheme shares forfeited, released and other	550,560	225,316

Ordinary treasury shares at end of year	21,935,119	21,384,559
"A" ordinary treasury shares:
"A" ordinary shares issued to the BEE Trusts	19,961,476	—

	41,896,595	21,384,559

        Included in the issued and unissued share capital of 725,000,000, is a total of 42,700,870 shares (adjusted for the rights issue) which may be used to meet the requirements of the Scheme and/or The Sappi Limited Performance Share Incentive Trust (the Plan). In terms of the rules of the Scheme and the Plan, the maximum number of shares which may be acquired in aggregate by the Scheme and/or the Plan and allocated to participants of the Scheme and/or the Plan from time to time is 42,700,870 shares, subject to adjustment in case of any increase or reduction of Sappi's issued share capital on any conversion, redemption, consolidation, sub-division and/or any rights or capitalization issue of shares. Sappi is obliged to reserve and keep available at all times out of its authorized but unissued share capital such number of shares (together with any Treasury shares held by Sappi subsidiaries which may be used for the purposes of the Scheme and/or the Plan) as shall then be required in terms of the Scheme and/or the Plan. Authority to use treasury shares for the purposes of the Scheme and/or the Plan was granted by shareholders at the annual general meeting held on 7 March 2005.

        Since March 1994, 2,970,582 (September 2009: 2,970,582) shares have been allocated to the Scheme participants and paid for, and 14,799,182 (September 2009: 11,910,172) shares have been allocated to the Scheme participants and not yet paid for. In terms of the Plan, 9,312,840 (September 2009: 9,736,450) shares have been allocated and remain unpaid for, and 176,491 (September 2009: 165,491) shares have been allocated and paid for by the Plan participants.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

17.  ORDINARY SHARE CAPITAL AND SHARE PREMIUM (Continued)

Capital Risk Management

        The capital structure of the group consists of:

  –
  issued share capital and premium and accumulated profits disclosed above and in the statement of changes in equity respectively;

  –
  debt, which includes interest-bearing borrowings and obligations due under finance leases disclosed under note 20; and

  –
  cash and cash equivalents.

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

        During fiscal 2010 and 2009 we were in compliance with the financial covenants relating to the loans payable.

        The group's strategy with regard to capital risk management remains unchanged from 2009.

18.  OTHER COMPREHENSIVE INCOME (LOSS)

	2010	2009	2008
	(US$ million)
Exchange differences on translation	52	14	(262)

Gross amount	52	14	(262)
Tax	—	—	—

Actuarial (losses) gains on pensions and post-employment benefits	(60)	(197)	6

Gross amount (refer note 27)	(71)	(229)	7
Tax	11	32	(1)

Fair value adjustment on available for sale financial instruments	2	—	—

Gross amount	2	—	—
Tax	—	—	—

Hedging reserves	14	(14)	—

Gross amount	14	(14)	—
Tax	—	—	—

Other comprehensive income (loss) recorded directly in equity	8	(197)	(256)
Profit (loss) for the year	66	(177)	102

Total comprehensive income (loss) for the year	74	(374)	(154)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

19.  NON-DISTRIBUTABLE RESERVES

	2010	2009
	(US$ million)
Legal reserves in subsidiaries	78	82
Share-based payment reserve	69	48
Other	14	13

Capital reduction(1)	1	1
Capitalization of distributable reserves(2)	11	12
Available for sale financial assets	2	—

	161	143

	2010				2009
	Legal reserves(2)	Share-based payment reserve	Other	Total	Legal reserves(2)	Share-based payment reserve	Other	Total
	(US$ million)
Opening balance	82	48	13	143	75	35	14	124
Transfer from retained earnings	2	—	—	2	6	—	—	6
Share-based payment expense	—	17	—	17	—	9	—	9
Movement on available for sale financial assets	—	—	2	2	—	—	—	—
Translation difference	(6)	4	(1)	(3)	1	4	(1)	4

	78	69	14	161	82	48	13	143

(1)
Reduction in capital arising from the transfer of share premium under a special resolution dated 14 April 1975.

(2)
Represents equity of the company that is not available for distribution as a result of appropriations of equity by subsidiaries and legal requirements, respectively.

20.  INTEREST-BEARING BORROWINGS

	2010	2009	2008
	(US$ million)
Secured borrowings
—Mortgage and pledge over trade receivables and certain assets (refer note 24 for details of encumbered assets)	1,605	1,849	468
—Capitalized lease liabilities (refer note 24 for details of encumbered assets)	50	71	29

Total secured borrowings*	1,655	1,920	497
Unsecured borrowings*	1,353	1,407	2,156

Total borrowings (refer note 29)	3,008	3,327	2,653
Less: Current portion included in current liabilities	691	601	821

	2,317	2,726	1,832

*
Our September 2009 disclosure has been amended to correctly reflect the split between secured and unsecured interest-bearing borrowings and to reflect the classification set out in the detailed list of borrowings in note 20 to the 2009 group annual financial statements.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

20.  INTEREST-BEARING BORROWINGS (Continued)

	As previously reported	Adjustment	Adjusted
Secured borrowings**	1,350	570	1,920
Unsecured borrowings	1,977	(570)	1,407

Total	3,327	—	3,327

**
Mortgage and pledge over trade receivables and certain assets of US$1,849 million was previously disclosed as US$1,321 million, and capitalized lease liabilities of US$71 million was previously disclosed as US$29 million.

        The repayment profile of the interest-bearing borrowings is as follows:

        Payable in the year ended September:

2010*	—	601
2011*	691	261
2012	892	890
2013	352	338
2014	842	895
2015 (September 2009: thereafter)	7	342
Thereafter	224	—

	3,008	3,327

*
Included in the US$691 million reflected as payable in 2010 is US$447 million debt relating to securitization funding (2009: US$400 million included in US$601 million) which has the character of a short-term revolving facility but is expected to run until 31 December 2011 under the existing contractual arrangements, and the intention is to renew this arrangement well ahead of maturity.

Capitalized lease liabilities

        Finance leases are primarily for plant and equipment. Lease terms generally range from 5 to 10 years with options to make early settlements or renew at varying terms. At the time of entering into capital lease agreements, the commitments are recorded at their present value using applicable interest rates. As of September 2010, the aggregate amounts of minimum lease payments and the related

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

20.  INTEREST-BEARING BORROWINGS (Continued)

imputed interest under capitalized lease contracts payable in each of the next five financial years and thereafter are as follows:

	2010			2009
	Minimum lease payments	Interest	Present value of minimum lease payments	Minimum lease payments	Interest	Present value of minimum lease payments
	(US$ million)
Payable in the year ended September:
2010	—	—	—	23	(4)	19
2011	16	(5)	11	17	(3)	14
2012	17	(3)	14	18	(2)	16
2013	15	(2)	13	15	(2)	13
2014	6	(1)	5	6	(1)	5
2015 (September 2009: thereafter)	7	—	7	7	(1)	6

Total future minimum lease payments	61	(11)	50	86	(13)	73

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

20.  INTEREST-BEARING BORROWINGS (Continued)

        Set out below are details of the more significant non-current interest-bearing borrowings in the group at September 2010.

	Currency	Interest rate	Principal amount outstanding	Balance sheet value	Security/ Cession	Expiry	Financial covenants
Redeemable bonds
Public bond	EUR	Fixed	EUR350 million	EUR319 million(2,6)	Property, plant and equipment, intercompany receivables and shares in subsidiaries	August 2014	No financial covenants
Public bond	US$	Fixed(7)	US$300 million(7)	US$274 million(2,6)	Property, plant and equipment, intercompany receivables and shares in subsidiaries	August 2014	No financial covenants
Public bond	US$	Fixed	US$500 million	US$513 million(2,3,6)	Unsecured	June 2012	No financial covenants
Public bond	US$	Fixed	US$221 million	US$222 million(2,3,6)	Unsecured	June 2032	No financial covenants
Public bond	ZAR	Fixed	ZAR1,000 million	ZAR1,000 million	Unsecured	June 2013	No financial covenants
Public bond	ZAR	Fixed	ZAR1,000 million	ZAR1,000 million	Unsecured	October 2011	No financial covenants
Public bond	ZAR	Fixed	ZAR498 million	ZAR498 million(6)	Unsecured	June 2012	No financial covenants
Private placement bond	ZAR	Fixed	ZAR134 million	ZAR134 million	Unsecured	November 2012	No financial covenants
Private placement bond	ZAR	Fixed	ZAR133 million	ZAR133 million	Unsecured	January 2013	No financial covenants
Private placement bond	ZAR	Fixed	ZAR33 million	ZAR33 million	Unsecured	March 2013	No financial covenants
Private placement bond	ZAR	Fixed	ZAR61 million	ZAR61 million(6)	Unsecured	December 2013	No financial covenants

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

20.  INTEREST-BEARING BORROWINGS (Continued)

	Currency	Interest rate	Principal amount outstanding	Balance sheet value	Security/ Cession	Expiry	Financial covenants
Secured loans
State Street Bank	EUR	Variable	EUR231 million	EUR231 million	Trade receivables	Revolving facility	EBITDA to net interest and net debt to EBITDA(5)
State Street Bank	US$	Variable	US$61 million	US$61 million	Trade receivables	Revolving facility	EBITDA to net interest and net debt to EBITDA(5)
State Street Bank	US$	Variable	US$75 million	US$75 million	Trade receivables	Revolving facility	EBITDA to net interest and net debt to EBITDA(5)
Österreichische Kontrollbank	EUR	Fixed	EUR320 million	EUR310 million(2,6)	Property, plant and equipment, intercompany receivables and shares in subsidiaries	April 2014	EBITDA to net interest and net debt to EBITDA(5)
Österreichische Kontrollbank	EUR	Variable	EUR25 million	EUR25 million(1)(2)	Property, plant and equipment, intercompany receivables and shares in subsidiaries	June 2013	EBITDA to net interest and net debt to EBITDA(5)
Capitalized leases
Fortum	EUR	Variable	EUR22 million	EUR22 million	Plant and equipment	November 2012	No financial covenants
Rand Merchant Bank	ZAR	Fixed	ZAR148 million	ZAR148 million(1)	Buildings	September 2015	No financial covenants
Unsecured bank term loans
Österreichische Kontrollbank	EUR	Variable	EUR58 million	EUR58 million(1)	Unsecured	December 2010	No financial covenants
Nedbank	ZAR	Fixed	ZAR350 million	ZAR350 million(1)	Unsecured	January 2011	No financial covenants
Nedbank	ZAR	Fixed	ZAR397 million	ZAR397 million	Unsecured	March 2014	Gearing ratio/interest & dividend cover(4)
Peritum Trading	ZAR	Fixed	ZAR13 million	ZAR13 million(1)	Unsecured	June 2014	No financial covenants
Royal Bank of Scotland	EUR	Fixed	EUR12 million	EUR12 million	Unsecured	December 2010	No financial covenants

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

20.  INTEREST-BEARING BORROWINGS (Continued)

	Local currency million	US$ million
The analysis of the currency per debt is:
US$(8)	1,151	1,151
EURO	979	1,321
ZAR	3,766	536

		3,008

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

(4)
The financial covenant relates to the financial position of Sappi Southern Africa (Pty) Ltd., a wholly owned subsidiary of Sappi Limited.

(5)
Financial covenants relate to the Sappi Limited Group.

(6)
The principal value of the loans/bonds corresponds to the amount of the facility, however, the outstanding amount has been adjusted by the discounts paid upfront and the fair value adjustments relating to hedge accounting.

(7)
USD Fixed rates have been swapped into EUR fixed rates. These swaps are subject to hedge accounting in order to reduce as far as possible the foreign exchange exposure.

(8)
This amount includes debt of US$300 million that is swapped into Euro.

        A detailed reconciliation of total interest-bearing borrowings has been performed in note 29.

Other restrictions

        As is the norm for bank loan debt, a portion of Sappi Limited's financial indebtedness is subject to cross default provisions. Breaches in bank covenants in certain subsidiaries, if not corrected in time, might result in a default in group debt, and in this case, a portion of Sappi Limited consolidated liabilities might eventually become payable on demand.

        During fiscal 2010 and 2009 we were in compliance with the financial covenants relating to all loans payable. Regular monitoring of compliance with applicable covenants occurs. If there is a possible breach of a financial covenant in the future, negotiations would commence with the applicable institutions before such breach occurs.

Borrowing facilities secured by trade receivables

        The group undertakes several trade receivable securitization programs due to the cost effectiveness of such structures. These structures, with the exception of the South African scheme, are

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

20.  INTEREST-BEARING BORROWINGS (Continued)

accounted as on balance sheet, with a corresponding liability (external loan) being recognized and corresponding interest is recognized as finance cost.

        The trade receivables are legally transferred, however most of the market risk (foreign exchange risk and interest rate risk) and the credit risk is retained by Sappi. As a consequence, based on the risks and rewards evaluation, these securitized receivables do not qualify for de-recognition under IAS 39.

        Further detail of the value of trade receivables pledged as security for these loans is included in note 16.

Sappi Fine Paper North America

        Sappi sells the majority of its US$ receivables to Galleon Capital LLC on a non-recourse basis. Credit enhancement includes a 3% deferred purchase price plus a letter of credit in the amount of US$18 million that relates to the uninsured portion of those obligors with concentrations above 3% (Sappi, as servicer of the receivables, is responsible for the collection of all amounts that are due from the customer). The rate of discounting charged on the receivables is LIBOR (London Inter Bank Offered Rate) plus a margin for receivables to customers located in Organization for Economic Co-operation and Development ("OECD") countries.

Sappi Fine Paper Europe and Sappi Trading

        Under a combined securitization arrangement for Sappi Fine Paper Europe and Sappi Trading, Sappi sells receivables to Galleon Capital LLC on a non-recourse basis. Credit enhancement is calculated by deducting a deferred purchase price of 14%. Sappi is responsible for the collection of all amounts that are due from the customer. The rate of discounting that is charged on the receivables is LIBOR (London Inter Bank Offered Rate) plus a margin for receivables to customers located in OECD countries plus a further margin for receivables to customers located in non-OECD countries.

Unutilized facilities

        The group monitors its availability of funds on a weekly basis. The group treasury committee determines the amount of unutilized facilities to determine the headroom which it currently operates in. The net cash balances included in current assets and current liabilities are included in the determination of the headroom available.

Unutilized committed facilities

	Currency	Interest rate	2010	2009
			(US$ million)
Syndicated loan*	EUR	Variable (EURIBOR)	282	307

*
Syndicated loan with a consortium of banks with JP Morgan Europe Limited as facility agent with a remaining revolving facility available of EUR209 million, which is subject to financial covenants relating to the Sappi Limited Group and is secured by the same assets as the public bonds maturing in 2014.

        These committed facilities represent amounts that the group could utilize. The syndicated loan facility matures in May 2012.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

20.  INTEREST-BEARING BORROWINGS (Continued)

        We have paid a total commitment fee of US$7 million (2009: US$0.8 million) in respect of the syndicated loan facility.

Unutilized uncommitted facilities

	Currency	Interest rate	2010	2009
			(US$ million)
Held by:
Southern Africa	ZAR	Variable (JIBAR)	417	445
Group Treasury—Europe	EUR	Variable (EURIBOR)	—	54

			417	499

Total unutilized facilities (committed and uncommitted) excluding cash			699	806

Fair value

        The fair value of all interest-bearing borrowings is disclosed in note 29 on financial instruments.

21.  OTHER NON-CURRENT LIABILITIES

	2010	2009
	(US$ million)
Post-employment benefits—pension liability (refer note 27)	298	308
Post-employment benefits other than pension liability (refer note 27)	178	172
Long-term employee benefits	5	9
Workmen's compensation	9	8
Long service awards	26	27
Land restoration provision	19	19
Deferred income	3	3
Other	8	11

	546	557

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

22.  PROVISIONS

	2010	2009
	(US$ million)
Restructuring provisions	29	32
Other provisions	4	3

Balance at September*	33	35

*
These are all included in current liabilities.

Restructuring provisions	Severance, retrenchment & related costs	Lease cancellation & penalty costs	Other restructuring	Total
	(US$ million)
Balance at September 2008	27	4	10	41
Increase in provisions	17	—	21	38
Utilized	(24)	(1)	(10)	(35)
Released during the year	(1)	—	(4)	(5)
Other movements	(1)	(1)	(5)	(7)
Translation effect	—	1	(1)	—

Balance at September 2009	18	3	11	32
Increase in provisions	10	—	31	41
Utilized	(19)	—	(23)	(42)
Released during the year	—	—	(2)	(2)
Other movements	—	—	1	1
Translation effect	—	(1)	—	(1)

Balance at September 2010	9	2	18	29

September 2010 Restructuring Plans

Sappi Fine Paper Europe

        Kangas Mill.    On 12 January 2010, Sappi Fine Paper Europe ceased operations at its Kangas mill. A total of 150 employees were affected by the closure of the mill. A total restructuring provision of US$14 million was raised during the year of which US$8 million was utilized by September 2010.

Sappi Southern Africa

        Usutu Mill.    In the final quarter of our 2009 fiscal year, Sappi had begun consultation with stakeholders with the intention of permanently ceasing production at Usutu mill. Adverse market conditions and the cumulative severe impact of fire damage over past years had made the mill unviable. In January 2010, Sappi Southern Africa ceased production at the mill. 491 employees were affected by the closure by fiscal year end. A provision relating to severance, retrenchment and other related closure costs of US$24 million was raised during the year; US$14 million of which remained at fiscal year end.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

22.  PROVISIONS (Continued)

September 2009 Restructuring Plans

Sappi Fine Paper Europe

        Kangas Mill.    During the fiscal year ended September 2009, the company announced that it had entered into a consultation process with employees' representatives with a view to restructuring working models. The consultation process with employee representatives came to an end in July 2009 resulting in 9 employees being made redundant. After the term of notice and remodelling, employment contracts ended in April 2010. A provision of approximately US$1 million relating to retrenchment costs was raised.

        Kirkniemi Mill.    The Mill started consultation negotiations with the employee representatives on the 6th of April 2009 for production and economical reasons. Negotiations came to an end on the 19th of May 2009 resulting in 63 employees being made redundant. A provision of approximately US$2 million was raised.

Sappi Fine Paper North America

        Muskegon Mill.    During the financial year ended September 2009, Sappi Fine Paper North America announced the decision to permanently close the Muskegon mill and integrate the mills products into the production lines at the Somerset and Cloquet mills. A total of 190 employees were affected by the closure of the Muskegon mill. Muskegon mill had an annual capacity of 170,000 tons of coated fine paper. A provision of approximately US$21 million relating to restructuring charges was raised.

Sappi Southern Africa

        Regional Restructuring.    During the financial year ended September 2009, Sappi Southern Africa announced that it had entered into a process of consultations with employees at Tugela, Ngodwana and Enstra mills regarding proposals for cost reduction and efficiency improvement initiatives. The restructuring affected approximately 227 employees. A total provision of approximately US$2 million was raised.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

23.  NOTES TO THE CASH FLOW STATEMENTS

23.1 Cash generated from operations

	2010	2009	2008
	(US$ million)
Profit (loss) for the year	66	(177)	102
Adjustment for:
—Depreciation	411	396	374
—Fellings	71	69	80
—Amortization	2	2	—
—Taxation charge (benefit)	20	(41)	86
—Net finance costs	255	145	126
—Asset (impairment reversals) impairments	(20)	79	119
—Fair value adjustment gains and growth on plantations	(98)	(6)	(190)
—Post-employment benefits funding	(73)	(62)	(88)
—BEE Transaction Charge	23	—	—
—Other non-cash items	80	27	14

	737	432	623

23.2 (Increase) decrease in working capital

	2010	2009	2008
	(US$ million)
(Increase) decrease in inventories	(72)	116	(38)
(Increase) decrease in receivables	(74)	175	(19)
Increase (decrease) in payables	141	(139)	58

	(5)	152	1

23.3 Finance costs paid

	2010	2009	2008
	(US$ million)
Gross interest and other finance costs	(309)	(198)	(181)
Net foreign exchange gains	17	17	8
Net fair value gains (losses) on financial instruments	21	(25)	(7)
Non-cash movements included in items above	65	99	41

	(206)	(107)	(139)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

23.  NOTES TO THE CASH FLOW STATEMENTS (Continued)

23.4 Taxation paid

	2010	2009	2008
	(US$ million)
Amounts unpaid at beginning of year	(54)	(54)	(125)
Translation effects	4	(2)	7
Taxation benefit (charge) to profit or loss	6	(3)	(6)
Net amounts unpaid at end of year	35	54	54

Cash amounts paid	(9)	(5)	(70)

23.5 Replacement of non-current assets

	2010	2009	2008
	(US$ million)
Property, plant and equipment	(173)	(146)	(250)
Plantations	—	(1)	—

	(173)	(147)	(250)

23.6 Proceeds on disposal of non-current assets

	2010	2009	2008
	(US$ million)
Book value of property, plant and equipment disposed of	16	—	2
Profit on disposal	5	2	5

	21	2	7

23.7 Cash and cash equivalents

	2010	2009	2008
	(US$ million)
Cash and deposits on call	791	727	221
Money market instruments	1	43	53

	792	770	274

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

24.  ENCUMBERED ASSETS

        The book values of assets which are mortgaged, hypothecated or subject to a pledge as security for borrowings, subject to third party ownership in terms of capitalized leases or suspensive sale agreements, are as follows:

	2010	2009	2008
	(US$ million)
Land and buildings	309	322	17
Plant and equipment*	1,295	1,542	176
Inventory	186	164	—
Trade receivables	486	460	415

	2,276	2,488	608

*
Plant and equipment was previously disclosed as US$1,385 million in 2009 (2008: US$4 million). This has been increased by US$157 million (2008: US$172 million) to reflect certain assets that were also encumbered.

	As previously reported	Adjustment	Adjusted
Plant and equipment
2009	1,385	157	1,542
2008	4	172	176

        Suspensive sale agreements are instalment sale agreements which the group has entered into in respect of certain property, plant and equipment where the assets purchased are encumbered as security for the outstanding liability until such time that the liability is discharged.

        The encumbered assets relate mainly to the security provided under the following facilities:

  –
  Public High Yield Bonds of US$300 million and EUR350 million respectively, both due 2014;

  –
  Österreichische Kontrollbank loans of EUR400 million (current outstanding balance of EUR320 million) and EUR25 million respectively; and

  –
  The Committed Revolving Credit Facility of EUR209 million.

        The security consists substantially of (i) the land, plant and equipment located at Sappi's production facilities in Gratkorn, Austria; Kirkniemi, Finland; Maastricht, The Netherlands; Nijmegen, The Netherlands; Skowhegan/Somerset, Maine, U.S.A. and Cloquet, Minnesota, U.S.A and (ii) certain inventory owned by S.D. Warren Company and Sappi Cloquet LLC. The security also includes certain shares in subsidiaries and certain intercompany receivables which are not reflected in the total above.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

25.  COMMITMENTS

	2010	2009	2008
	(US$ million)
Capital commitments
Contracted but not provided	62	62	76
Approved but not contracted	109	126	130

	171	188	206

Future forecasted cash flows of capital commitments:
2009			154
2010		102	35
2011 (September 2008: thereafter)	104	48	17
2012 (September 2009: thereafter)	32	38	—
Thereafter	35	—	—

	171	188	206

        The capital expenditure is expected to be financed by funds generated by the business, existing cash resources and borrowing facilities available to the group.

Lease commitments

        Future minimum obligations under operating leases — undiscounted:

	2010	2009	2008
	(US$ million)
Payable in the year ended September:
2009			28
2010	—	31	14
2011	40	14	9
2012	23	7	4
2013	16	4	2
2014 (September 2008: thereafter)	9	2	35
2015 (September 2009: thereafter)*	5	38	—
Thereafter	37	—	—

	130	96	92

*
The lease commitments for 2009 was previously disclosed as US$60 million. This has been increased by US$36 million to include a land lease commitment that should have been reflected.

	As previously reported	Adjustment	Adjusted
Future minimum obligations under operating leases—September 2009: thereafter	2	36	38

        Further information on capital commitments relating to environmental matters can be found in note 32.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

26.  CONTINGENT LIABILITIES

	2010	2009
	(US$ million)
Guarantees and suretyships	48	44
Other contingent liabilities	8	8

        Included under guarantees and suretyships are bills of exchange where Sappi has guaranteed third party funding of payments to Sappi for certain German accounts receivables.

        Other contingent liabilities mainly relate to taxation queries in respect of certain group companies.

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

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS

Summary of results

	All plans	Defined contribution plans		Defined benefit pension plans		Other defined benefit plans
	2011	2010	2009	2010	2009	2010	2009
	(US$ million)
Post retirement plan cost recognised in income statements		42	33	15	21	14	10
Employer contributions paid over the fiscal year		40	33	66	54	11	10
Expected employer contributions to be paid over next fiscal year
—Defined contribution plans	42
—Defined benefit pension plans	54
—Other defined benefit plans	12
Pension/benefit plan liability is presented on the balance sheets as follows:
Pension/benefit liability (refer note 21)				298	308	178	172
Pension asset (refer note 14)				(37)	(52)	—	—
Accrued contributions*/obligations (included in other payables)		4	2	—	—	7	7

Net balance sheet liability		4	2	261	256	185	179

*
Amounts to defined contribution plans due in respect of the current reporting period that had not yet been paid over to the plans

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

Development in the balance sheets for the pension/benefit plans is shown in the table below and graphically following:

	Defined benefit pension plans		Other defined benefit plans
	2010	2009	2010	2009
	(US$ million)
Net pension/benefit liability at start of year	(256)	(27)	(179)	(148)
Net pension liability acquired during the year	—	(52)	—	—
Net pension/benefit cost for the year	(15)	(21)	(14)	(10)
Employer contributions	66	54	11	10
Net actuarial (loss) gain for the year to other comprehensive income (OCI)	(73)	(207)	2	(22)
Foreign currency gain (loss) exchange effect	17	(3)	(5)	(9)

Net pension/benefit liability at end of year	(261)	(256)	(185)	(179)

        Accumulated liabilities exceeded assets in all defined plans except for two plans in southern Africa and one plan in Europe.

Defined benefit pension plans
Sources of credits & debits to the balance sheet liability (US$m)

Other defined benefit plans
Sources of credits & debits to the balance sheet liability (US$m)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

Synopsis for the year for defined pension/benefit plans

        Reductions in corporate bond yields and rising long-term implied inflation in some regions caused liabilities in our defined benefit plans to increase. Assets in our funded plans grew in all regions, but growth was less than the increase in liabilities, leading to increased deficits at the end of fiscal 2010.

Detailed results

Defined contribution plans

        The group operates defined contribution plans of various sizes for all qualifying employees in most regions throughout the group. The assets of the plans are held separately from those of the group in funds under the control of trustees. In addition, the group participates in country-wide union/industry plans in certain locations open to eligible employees.

        The total cost charged to the income statement of US$42 million (September 2009: US$33 million, September 2008: US$23 million) represents contributions payable to these plans by the group based on rates specified in the rules of these plans. As at September 2010, US$4 million (September 2009: US$2 million, September 2008: US$2 million) was due in respect of the current reporting period that had not yet been paid over to the plans. Part of the increase in total cost charged relates to a re-arrangement in a plan in southern African whereby effective from May 2009, members no longer pay contributions and the company meets all contributions.

        The effect of this change is an increase in company contributions of US$8 million (September 2009: US$2 million).

Defined benefit pension plans

        The group operates 14 principal (gross liabilities each exceeding US$20 million) defined benefit pension and/or lump sum plans plus a number of smaller plans. These include plans closed to new entrants and plans closed to future accrual for existing members. Plans open to new entrants or future accrual cover all qualifying employees. All plans have been established in accordance with applicable legal requirements, customs and existing circumstances in each country. Plans remain open to new members except for the following: plans in southern Africa, Austria, some in Germany and one in North America. Plans in the United Kingdom are closed to future accrual.

        Benefits are generally based upon compensation and years of service, with varying definitions of compensation such as average salary near retirement or career average revalued earnings. Exceptions to these are certain plans in Germany and Austria that provide fixed benefits and certain plans in North America that provide benefits based on years of service and a '$ multiplier'. The "$ multiplier" is a nominal US Dollar amount that historically has increased from time to time. In Switzerland, the company has a defined contribution plan providing guaranteed minimum investment returns to members' funds and pays pensions out of fund proceeds and reserves (if required). The plan has a liability under IAS 19 which is disclosed with other defined benefit pension plan liabilities in this note.

        With the exception of our German and Austrian plans (which are unfunded), the assets of these plans are held in separate trustee administered funds which are subject to varying statutory

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

requirements in the particular countries concerned. In terms of these requirements, periodic actuarial valuations of these funds are performed by independent actuaries.

        As of September 2010, the total number of active members in our defined benefit pension plans is approximately 8,400.

        Actuarial valuations of the European and North American funds are performed annually. An actuarial review is performed annually for the South African and United Kingdom funds, with an actuarial valuation being performed on a tri-annual basis.

        Group companies have no other significant post-employment defined benefit obligations, except for the following:

  –
  Post retirement health care benefits provided to persons in North America and in South Africa totalling US$185 million.

  –
  Jubilee (long service award plans) in continental Europe of US$26 million, an early retirement benefit plan in Belgium of US$5 million (refer to note 21).

  –
  'ATZ' (early retirement) benefit obligations in Germany totalling US$7 million.

  –
  Workmans' compensation benefit obligations in North America totalling US$13 million.

        All pension obligations were measured at the end of the financial year.

Post-employment benefits other than pensions ('other defined benefit plans')

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

        All post-employment obligations were measured at the end of the financial year.

	2010		2009
	Defined benefit pension plans	Other defined benefit plans	Defined benefit pension plans	Other defined benefit plans
	(US$ million)
Change in present value of defined benefit obligations
Defined benefit obligations at beginning of year	1,945	175	1,414	143
Current service costs	27	4	21	2
Past service costs (credits)	1	—	(4)	—
Interest costs	107	11	103	10
Plan participants' contributions	7	—	4	—
Actuarial losses (gains) experience	21	(9)	9	3
Actuarial losses assumptions	122	7	245	19
Acquisition	—	—	225	—
Gains on curtailments and settlements	—	—	(1)	(1)
Benefits paid	(128)	(11)	(106)	(10)
Translation differences	(33)	5	35	9

Defined benefit obligations at end of year	2,069	182	1,945	175

Present value of wholly unfunded obligations	144	182	190	175
Present value of wholly and partly funded obligations	1,925	—	1,755	—
Change in fair value of plan assets
Fair value of plan assets at beginning of year	1,695	—	1,387	—
Expected returns on plan assets**	114	—	104	—
Actuarial gains on plan assets	70	—	47	—
Acquisition	—	—	173	—
Employer contributions	66	11	54	10
Plan participants' contributions	7	—	5	—
Benefits paid	(128)	(11)	(106)	(10)
Losses on curtailments and settlements	—	—	(1)	—
Translation differences	(16)	—	32	—

Fair value of plan assets at end of year	1,808	—	1,695	—

Deficits	(261)	(182)	(250)	(175)
Unrecognised past service credits	—	(3)	(6)	(4)

Recognised pension plan liabilities	(261)	(185)	(256)	(179)

**
Net of administration costs.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

Defined benefit pension plans Regional split of liabilities (US$m)	Other defined benefit plans Regional split of liabilities (US$m)

Defined benefit pension plans Regional split of assets (US$m)	Defined benefit pension plans Regional split of balance sheet (US$m)

Other defined benefit plans Regional split of balance sheet (US$m)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

	2010		2009		2008
	Defined benefit pension plans	Other defined benefit plans	Defined benefit pension plans	Other defined benefit plans	Defined benefit pension plans	Other defined benefit plans
	(US$ million)
Periodic pension/benefit costs recognised in income statements
Current service costs	27	4	21	2	26	4
Past service costs	1	—	—	—	1	—
Interest costs	107	11	103	10	97	11
Expected returns on plan assets**	(114)	—	(104)	—	(115)	—
Amortization of past service (credits) costs	(6)	(1)	1	(1)	1	(1)
Gains on curtailments and settlements	—	—	—	(1)	(1)	—

Net periodic pension/benefit cost charged to costs of sales and selling, general and administrative expenses	15	14	21	10	9	14

Actual returns on plan assets	184	—	151	—
Actual returns on plan assets (%)	10.9%	—	9.9%	—
Amounts recognised in the statements of other comprehensive income
Actuarial (losses) gains	(73)	2	(207)	(22)
Cumulative actuarial gains and losses recognised in the statements of other comprehensive income
Actuarial (losses) gains	(407)	(52)	(334)	(54)

**
Net of administration costs.

Assumptions

        Financial assumptions are derived by reference to market financial data and established methods recommended by actuaries.

        In determining the expected long-term return assumption on plan assets, Sappi considers the relative weighting of plan assets to various asset classes, the historical performance of total plan assets and individual asset classes and economic and other indicators of future performance.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

        Peer data and historical returns are reviewed to check for reasonableness and appropriateness. In addition, Sappi may consult with and consider the opinions of financial and other professionals in developing appropriate return benchmarks.

	2010			2009
	Southern Africa	Europe	North America	Southern Africa	Europe	North America
Weighted average actuarial assumptions at balance sheet date
Discount rates (pensions) (%)	8.25	4.05	4.90	9.00	4.90	5.50
Compensation increases (%)*	6.20	2.40	3.50	6.70	2.60	3.50
Expected long-term returns on assets (%)	9.15	4.20	8.00	9.90	5.30	8.00
Discount rates (other benefits) (%)	8.25	—	4.40	9.00	—	5.20
Initial health care costs trend rates (%)	6.50	—	7.00	7.25	—	8.00
—which gradually reduce to an ultimate rate of (%)	6.50	—	5.00	7.25	—	5.00
—over a period of (years)	—	—	7	—	—	5
Weighted average actuarial assumptions used to determine pension cost
Discount rates (pensions) (%)	9.00	4.90	5.50	9.00	6.90	7.60
Compensation increases (%)*	6.70	2.60	3.50	6.45	3.10	3.50
Expected long-term return on assets (%)	9.90	5.30	8.00	9.40	6.75	8.25
Discount rates (other benefits) (%)	9.00	—	5.20	9.00	—	7.60
Initial health care costs trend rates (%)	7.25	—	8.00	7.00	—	9.00
—which gradually reduce to an ultimate rate of (%)	7.25	—	5.00	7.00	—	5.00
—over a period of (years)	—	—	5	—	—	4

*
Weighted average of plans that use a compensation assumption.

Defined benefit pension plans Regional split of pension costs (US$m)	Other defined benefit plans Regional split of benefit costs (US$m)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

        Defined benefit pension plans Regional investment returns (%)

        Regional gains/losses other comprehensive income (US$m)

        Demographic assumptions (the expected change in membership), are derived by reference to historic and likely future changes in membership data and using established methods recommended by actuaries. Changing life expectancy of members (particularly in retirement) can have a significant effect on defined benefit obligations. The group makes provision in its defined benefit obligations for realistic life expectancy by reference to established mortality tables. Further, where recommended by actuaries, extended provisions are included in the obligations to account for expected improvements in life expectancy that are likely to be experienced by future retirees.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

Illustrating life expectancy

        The table below shows sample life expectancy for a male aged 60 at fiscal year end, and life expectancy for a male aged 60 in 20 years time, taken from mortality tables used in determining regional plan obligations.

	2010
	Southern Africa	Belgium*	Netherlands	Germany	Austria	Switzerland	United Kingdom	North America
Life expectancy of male aged 60 at fiscal 2010	18.6	21.5	24.7	23.3	24.3	21.8	25.0	22.1
Life expectancy of male aged 60 at fiscal 2030	19.5	21.5	26.6	26.2	27.2	21.8	27.0	22.1

*
The plan provides a lump sum only on retirement. Life expectancy in retirement is not relevant, but has been included here for illustrative purposes.

Illustrating Sensitivity

        The discount and salary increase rates can have a significant effect on the amounts reported. The table below illustrates the effect of changing key assumptions:

	2010
	1% increase in discount rate	1% decrease in discount rate	1% increase in salary increase rate	1% decrease in salary increase rate	1% increase in heath care cost trend rate	1% decrease in health care cost trend rate
	(US$ million)
(Decrease) increase in defined benefit pension obligation	(234)	284	52	(30)
Increase in aggregate of current service cost and interest cost	—	4	—	—
(Decrease) increase in defined other benefit obligation	(19)	21			17	(14)
Increase (decrease) in aggregate of current service cost and interest cost	—	1			2	(1)

Investment management and strategy

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

strategic targets and rebalancing assets periodically. Target versus actual weighted average allocations (by region) are shown below:

	2010			2009
	Southern Africa	Europe (incl UK)	North America	Southern Africa	Europe (incl UK)	North America
	(%)
Weighted average target asset allocation by region
Equity Securities	26	21	38	21	25	38
Debt Securities*	47	60	44	57	60	49
Real Estate	5	5	—	—	6	—
Other**	22	14	18	22	9	13
Weighted average actual asset allocation by region
Equity Securities	27	20	38	25	20	41
Government Debt Securities	27	45	6	40	25	6
Debt Securities	23	19	38	17	42	40
Real Estate	5	5	—	—	5	—
Other**	18	11	18	18	8	13

*
Target asset allocations do not routinely split between corporate and government bonds

**
Investments that can transcend several asset classes, equity overlay on bond strategy, cash and near cash, funds heavily influenced by currency.

  Expected benefit payments from pension and other benefit plans are as follows:

	Defined benefit pension plans	Other defined benefit plans
Payable in the year ending September:
2011	100	12
2012	99	13
2013	103	12
2014	105	12
2015	108	12
Years 2016–2020	605	63

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

The four tables below show summary data for the current annual period and the previous four annual periods:

Aggregate total of present value of the defined benefit obligations, fair value of assets and derived balance sheet liability in the defined benefit pension plans

	2010	2009	2008	2007	2006
	(US$ million)
Defined benefit obligations	2,069	1,945	1,414	1,607	1,513
Fair value of assets	1,808	1,695	1,387	1,545	1,285

Deficits	(261)	(250)	(27)	(62)	(228)
Unrecognised past service (credits) costs	—	(6)	—	1	2
Pension asset surplus restrictions	—	—	—	—	(41)

Balance sheet liabilities	(261)	(256)	(27)	(61)	(267)

Aggregate total of present value of the defined benefit obligations and derived balance sheet liabilities in the other benefit plans

	2010	2009	2008	2007	2006
	(US$ million)
Defined benefit obligations—deficits	(182)	(175)	(143)	(173)	(164)
Unrecognised past service credits	(3)	(4)	(5)	(6)	(6)

Balance sheet liabilities	(185)	(179)	(148)	(179)	(170)

Actuarial gains and losses arising in the defined benefit pension plan liabilities and plan assets

	2010	2009	2008	2007	2006
	(US$ million)
Plan liabilities gains (losses)	(143)	(254)	173	60	73
Plan assets (losses) gains	70	47	(189)	41	27

Net (losses) gains	(73)	(207)	(16)	101	100

Actuarial gains and losses arising in the other benefit plan liabilities and plan assets

	2010	2009	2008	2007	2006
	(US$ million)
Plan liabilities gains (losses)	2	(22)	23	—	(1)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

Reconciliation of gains and losses in Group statement of comprehensive income

	2010	2009	2008	2007	2006
	(US$ million)
Net (losses) gains from pensions	(73)	(207)	(16)	101	100
Net gains (losses) from other defined benefits	2	(22)	23	—	(1)

Net (losses) gains in Group statement of comprehensive income	(71)	(229)	7	101	99

28.  SHARE-BASED PAYMENTS

The Sappi Limited Share Incentive Trust and The Sappi Limited Performance Share Incentive Trust

        Shareholders, at prior annual general meetings, fixed the aggregate number of shares which may be acquired by all participants under the Sappi Limited Share Incentive Trust ("Scheme") and The Sappi Limited Performance Share Incentive Trust ("Plan") at 19,000,000 shares (equivalent to 7.95% of the shares then in issue). Subsequent to the December 2008 rights offering, this number of shares increased to 42,700,870 shares (still equivalent to 7.95% of the shares in issue).

The Sappi Limited Share Incentive Trust ("Scheme")

        Certain managerial employees are eligible to participate in the Scheme. Under the rules of the Scheme, participants (a) may be offered options to acquire ordinary shares ("Share options"), (b) may be offered the opportunity to acquire ordinary shares ("Scheme shares"), or (c) may be granted options to enter into agreements with the company to acquire ordinary shares ("Allocation shares"). In recent years, only Share Options have been offered to participants.

        Under the rules of the Scheme:

  –
  Share options entitle the participant to purchase one ordinary share per share option.

  –
  Scheme shares entitle the participant to enter into a loan with the Scheme to acquire Sappi Limited shares at a specific issue price. The Scheme shares are registered in the participant's name and pledged to the Scheme as security for the loan. Upon payment of the loan, the Scheme shares become unsecured Sappi Limited shares owned by the participant.

  –
  Allocation shares entitle the participant to accept an option to acquire one Allocation share per option. These options must be exercised by the participant within 12 months, failing which the option will automatically lapse. The Allocation shares entitle the participant to pay for one ordinary share per allocation share.

        The amount payable by a participant is the closing price at which shares are traded on the JSE Limited on the trading date immediately preceding the date upon which the board authorized the grant of the opportunity to acquire relevant Share options, Scheme shares, or Allocation shares, as the case may be.

        The Share options, Scheme shares and Allocation shares vest in blocks of 25% per annum on the anniversary date of the offer and expire 8 years after the offer date. Only once the shares vest may Share

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

28.  SHARE-BASED PAYMENTS (Continued)

options be exercised by the participants, Scheme shares released from the Scheme to participants and Allocation shares delivered to participants. For allocations prior to November 2004, the Share options, Scheme shares and Allocation shares vested in blocks of 20% per annum on the anniversary date of the offer and expired 10 years after the offer date.

        The Scheme rules provide that appropriate adjustments are to be made to the rights of participants in the event that the company inter alia, undertakes a rights offer, a capitalization issue, or consolidation of ordinary shares or any reduction in its ordinary share capital.

The Sappi Limited Performance Share Incentive Trust ("Plan")

        Under the rules of the Plan, participants who are officers and other employees of the company, may be awarded conditional contracts to acquire ordinary shares for no cash consideration. The conditional contracts are subject to performance criteria being met or exceeded after the fourth anniversary date, for ordinary shares to be allotted or transferred to the participants of the Plan. Should the performance criteria not be met, then the number of shares allotted are adjusted downwards from 100% to 75%, or 50%, or none depending on the degree of not meeting the criteria. The performance criteria, which entails a benchmarking of the company's performance against an appropriate peer group of companies, is set by the board at the offer date, for each conditional share award.

        The Plan rules provide that appropriate adjustments are to be made to the rights of participants in the event that the company, inter alia, undertakes: a rights offer, or is a party to a scheme of arrangement affecting the structuring of its issued share capital or reduces its share capital.

        The Plan rules also provide that if:

(a)
the company undergoes a change in control after an allocation date other than a change in control initiated by the board itself; or

(b)
the persons who have control of the company as at an allocation date, take any decision, pass any resolution or take any action the effect of which is to delist the company from the JSE Limited and the company becomes aware of such decision, resolution, or action;

then the company is obligated to notify every Participant thereof on the basis that such Participant may within a period of one month (or such longer period as the board may permit) take delivery of those shares which they would have been entitled to had the Performance Criteria been achieved.

Rights offer

        Following the December 2008 rights offer and in accordance with the provisions of the Scheme and the Plan, adjustments were made in fiscal 2009 to the rights of the Participants so that they were neither better nor worse off than prior to the rights offer. This resulted in additional offers being made to Participants in respect of all outstanding offers at the time of the rights offer. As in the case of shareholders that exercised their rights, the Participants of the Plan will be required to pay the rights offer price of ZAR20.27 per share should the shares vest. Similarly, the Participants of the Scheme may only

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

28.  SHARE-BASED PAYMENTS (Continued)

exercise their additional options, awarded as a result of the rights offer, in conjunction with exercising their pre-rights offer options and upon payment of the rights offer price of ZAR20.27 per share.

Number of shares	2010 Total	2009 Rights offer	2009 Annual	2009 Total
Allocations
During the year, the following offers were made to employees:
Share options	2,889,010	2,192,410	3,847,680	6,040,090
Allocation shares	—	—	1,345,500	1,345,500
Conditional share awards	2,565,300	1,815,000	4,725,240	6,540,240
Scheme shares	—	—	1,577,834	1,577,834
Restricted shares	—	—	12,000	12,000
Share options and conditional share awards declined	(65,900)	(62,080)	(63,840)	(125,920)

	5,388,410	3,945,330	11,444,414	15,389,744

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

28.  SHARE-BASED PAYMENTS (Continued)

        Scheme shares, Share options, Restricted shares, Performance shares and Allocation shares activities were as follows during the financial years ended September 2010 and 2009:

	Scheme Shares***	Restricted Shares**	Share options(1)	Performance shares(2)**	Weighted average exercise price (ZAR)*	Allocation Shares(1)	Weighted average exercise price (ZAR)*	Total Shares
Outstanding at September 2008	1,351,862	10,000	3,232,700	3,951,100	46.00	1,105,450	98.20	9,651,112
— Offered and accepted	1,577,834	12,000	5,951,970	6,540,240	19.96	1,307,700	20.27	15,389,744
— Paid for/released	(75,060)	(22,000)	(206,140)	(165,491)	20.95	(214,660)	30.68	(683,351)
— Returned, lapsed and forfeited	5,736	—	(734,150)	(360,289)	41.69	(352,540)	54.12	(1,441,243)

Outstanding at September 2009	2,860,372	—	8,244,380	9,965,560	29.33	1,845,950	65.24	22,916,262
— Offered and accepted	—	—	2,889,010	2,565,300	17.93	—	—	5,454,310
— Paid for/released	—	—	—	(11,000)	11.06	—	—	(11,000)
— Returned, lapsed and forfeited	—	—	(974,630)	(3,207,020)	14.48	(806,800)	77.61	(4,988,450)

Outstanding at September 2010	2,860,372	—	10,158,760	9,312,840	27.91	1,039,150	56.15	23,371,122

Exercisable at September 2008	491,300	—	1,906,330	5,000	96.97	1,032,300	110.22	3,434,930
Exercisable at September 2009	752,600	—	4,835,090	—	55.60	1,845,950	65.24	7,433,640
Exercisable at September 2010	202,040	—	5,184,568	—	49.33	1,039,150	56.15	6,425,758

*
The share options are issued in South African Rands.

**
Restricted shares (awarded on an ad-hoc basis to certain individuals on various terms and conditions) and Performance shares are issued for no cash consideration. The value is determined on the day the shares are taken up.

***
The number of Scheme shares, which are not subject to credit sales amounts to 2,658,332 (2009: 2,107,772), includes 1,026,794 rights offer Scheme shares taken up at ZAR20.27 per share, included in offered and accepted in the 2009 year.

(1)
Issued in terms of the Scheme.

(2)
Issued in terms of the Plan.

        The fair value of Scheme shares held at September 2010 was US$13.5 million (September 2009: US$8.1 million).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

28.  SHARE-BASED PAYMENTS (Continued)

        The following table sets out the number of share options outstanding at the end of September, excluding the Scheme shares:

	2010	2009	Vesting conditions	Vesting date	Expiry date	Exercise price (ZAR)
Share options:
28 March 2002 (ii)	—	1,128,700	Time	(i)	28 March 2010	77.97
13 February 2003 (ii)	1,274,980	1,383,000	Time	(i)	13 February 2011	62.34
30 December 2003 (ii)	267,190	267,190	Time	(i)	30 December 2011	47.08
14 January 2004 (ii)	1,208,280	1,311,680	Time	(i)	14 January 2012	47.08
25 March 2004 (ii)	2,200	2,200	Time	(i)	25 March 2012	50.42
13 December 2004 (ii)	1,993,900	2,115,560	Time	(i)	13 December 2012	46.51
12 December 2007 (ii)	1,168,560	1,233,680	Time	(i)	12 December 2015	52.57
19 March 2008 (ii)	531,740	555,060	Time	(i)	19 March 2016	55.97
22 December 2008	1,990,850	2,093,260	Time	(i)	22 December 2016	35.50
09 December 2009	2,760,210	—	Time	(i)	09 December 2017	33.85
Performance shares:
13 December 2005 (ii)	—	3,030,060	Performance	13 December 2009	N/A	N/A
08 August 2006 (ii)	—	110,000	Performance	08 August 2010	N/A	N/A
15 January 2007 (ii)	—	11,000	Performance	31 December 2009	N/A	N/A
29 January 2007 (ii)	110,000	110,000	Performance	29 January 2011	N/A	N/A
31 May 2007 (ii)	2,960,540	3,008,500	Performance	31 May 2011	N/A	N/A
02 July 2007 (ii)	220,000	220,000	Performance	02 July 2011	N/A	N/A
10 September 2007 (ii)	55,000	55,000	Performance	10 September 2011	N/A	N/A
12 December 2007 (ii)	1,155,000	1,155,000	Performance	12 December 2011	N/A	N/A
19 March 2008 (ii)	451,000	451,000	Performance	12 March 2012	N/A	N/A
23 December 2008	1,815,000	1,815,000	Performance	22 December 2012	N/A	N/A
09 December 2009	2,546,300	—	Performance	09 December 2013	N/A	N/A

	20,510,750	20,055,890

(i)
These vest over four or five years depending on the date of allocation.

(ii)
During the 2009 year there was a rights issue of 6 shares for every 5 shares held at ZAR20.27 per share. According to the rules of the Scheme, this was also offered to participants. Not all the participants took up their rights.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

28.  SHARE-BASED PAYMENTS (Continued)

        The following assumptions have been utilised to determine the fair value of the shares granted in the financial period in terms of the Scheme and the Plan:

	Issue 35	Issue 35	Issue 35
Date of grant	09-Dec-09	09-Dec-09	09-Dec-09
Type of award	Normal Option	Performance	Performance
Share Price at grant date	ZAR 32.85	US$4.34	US$4.34
Strike Price of share	ZAR 33.85	—	—
Vesting Period	4 years	4 years	4 years
Vesting conditions	Proportionately over time	Market related—relative to peers	Cash Flow Return on Net Assets relative to peers
Life of options	8 years	N/A	N/A
Market related vesting conditions	N/A	Yes	No
Percentage expected to vest	N/A	41.0%	100%
Number of shares offered	2,889,010	1,282,650	1,282,650
Volatility	44.1%	54.9%	N/A
Risk free discount rate	7.3%	2.1% (US yield)	N/A
Expected dividend yield	2.5%	1.7%	1.7%
Expected percentage of issuance	95%	95%	95%
Model used to value	Modified binomial	Monte-carlo	Market price
Fair value of option	ZAR 13.51	ZAR 22.25	ZAR 24.64

        Volatility has been determined with reference to the historic volatility of the Sappi share price over the expected period.

        Share options, Allocation shares, Restricted shares and Performance shares to executive directors, which are included in the above figures, are as follows:

	2010 Number of options/shares	2009 Number of options/shares
At beginning of year	968,000	339,000
Share options, Restricted shares and Performance shares granted for rights issue	—	406,800
Share options, Restricted shares and Performance shares granted	315,000	242,000
Share options and Allocation shares exercised or declined	—	(16,500)
Shares removed on resignation, retirement of directors or forfeited	(195,800)	(3,300)

At end of year	1,087,200	968,000

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

28.  SHARE-BASED PAYMENTS (Continued)

        The following table sets forth certain information with respect to the 1,087,200 Share options and Performance shares granted by Sappi to executive directors:

Issue date	Number of options/ shares**	Expiry date	Exercise price (ZAR)**
13 February 2003	33,000	13 February 2011	62.34
30 December 2003	39,600	30 December 2011	47.08
13 December 2004	39,600	13 December 2012	46.51
02 July 2007*	220,000	02 July 2011	—
12 December 2007*	198,000	12 December 2011	—
22 December 2008*	242,000	13 December 2012	—
09 December 2009*	315,000	09 December 2013	—

	1,087,200

*
Performance shares.

**
Adjusted for the Share options, Restricted shares and Performance shares granted as a result of the rights issue.

        No new loans have been granted to the executive directors since 28 March 2002.

BEE Transaction

        In June 2010, Sappi completed a Broad Based Black Economic Empowerment ("BBBEE") transaction (the "BEE Transaction"). The South African government has through the years promulgated various pieces of legislation to increase the participation of Historically Disadvantaged South Africans ("HDSAs") in the South African economy and, through BBBEE legislation, formalised the country's approach in this regard.

        In April 2006, Sappi announced a BEE transaction (the "Plantation BEE Transaction") with Lereko Property Company (Proprietary) Limited ("LPC"), a BEE company set up to house a consortium consisting of Lereko Investments (Proprietary) Limited ("Lereko Investments"), AMB Capital Limited ("AMB Capital") and Malibongwe Women Development Trust ("Malibongwe") (collectively, the "Strategic Partners"), pursuant to which LPC acquired a 25% undivided share in Sappi's South African plantation land, excluding the value of the plantations, owned by Sappi and/or Sappi Manufacturing, coupled with the right to develop the land not utilised for forestry operations. Sappi Manufacturing retained the right of use over all the land under the underlying arrangements. As part of the Plantation BEE Transaction, 30% of LPC was set aside for the benefit of certain categories of Sappi's South African employees who did not participate in any Company share incentive scheme. The balance of the shareholding in LPC was to be held by Lereko Investments (46.19%), Malibongwe (10.14%) and AMB Capital (13.67%).

        However, the Plantation BEE Transaction did not meet Sappi's undertakings under the Forestry Charter gazetted in June 2009 (which sets the objectives and principles for BBBEE in the forestry industry and includes the BBBEE scorecard and targets to be applied, as well as certain undertakings by government and South African forestry companies to assist the forestry industry to achieve its BBBEE targets). Accordingly, Sappi decided to unwind the Plantation BEE Transaction, which resided at a South

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

28.  SHARE-BASED PAYMENTS (Continued)

African subsidiary level and to implement the BEE Transaction, a new sustainable transaction of equivalent value at a holding company level using its listed securities.

        Sappi views BBBEE as a key requirement for sustainable growth and social development in South Africa. The BEE Transaction enabled Sappi to meet its BEE targets in respect of BEE equity ownership. The BEE Transaction comprised two distinct parts. The first part entailed the issue of ordinary shares to the Strategic Partners and the Sappi employees who were to be participants in the Plantation BEE Transaction, as part of the unwinding of the rights from that transaction. The second part consisted of the creation and issuance of a new class of unlisted equity shares referred to as "A" ordinary shares. The "A" ordinary shares were issued at their par value of ZAR1 to a trust for the benefit of certain Sappi employees including HDSAs (the "ESOP Trust"), a trust for the benefit of certain Sappi managers that are HDSAs (the "MSOP Trust") and a trust for the benefit of communities surrounding the major mills and/or plantations operated by Sappi in South Africa (the "Sappi Foundation Trust", and together with the ESOP Trust and the MSOP Trust, the "BEE Trusts"). The issuance of the "A" ordinary shares was financed through notional non-interest bearing loans extended by Sappi to the BEE Trusts. The BEE Transaction resulted in the BEE Trusts and the Strategic Partners holding, collectively, ordinary and "A" ordinary shares equivalent to 4.5% of the share capital of Sappi Limited, which corresponds to an effective 30% interest in Sappi's South African business under the Forestry Charter and BBBEE legislation in general.

        The transaction has resulted in potentially 4.5% of the issued share capital of Sappi being held as follows:

  –
  Sappi's South African Employees (62.5%);

  –
  South African Black Managers (15%);

  –
  Strategic Partners (12.5%); and

  –
  Communities surrounding the South African mill operations and plantations (10%).

        The total value of the transaction, based on the 30 day volume weighted average share price (VWAP) of Sappi as at Friday, 5 February 2010 of ZAR33.50, amounted to ZAR814 million and required the issue of 24.3 million shares, made up of 4.3 million ordinary shares and 20.0 million of a new class of equity shares, "A" ordinary shares.

Ordinary shares

        The strategic partners agreed to transfer the value created through their shareholding in LPC in the Plantation BEE Transaction into fully paid up ordinary shares. The value created through the entitlement of 30% of LPC which was set aside for the benefit of certain categories of Sappi's South African Employees was converted into fully paid up ordinary shares and are held in the ESOP Trust.

        After the completion of the above transactions, Sappi became the sole shareholder of LPC and regained 100% ownership of Sappi's South African plantation land.

        The fair value attributable to the strategic partners and certain categories of South African employees on the unwinding of the Plantation BEE Transaction was determined by reference to the fair value of LPC's 25% undivided share in Sappi South Africa's plantation land. The value attributable to the

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

28.  SHARE-BASED PAYMENTS (Continued)

strategic partners for their shareholding in LPC was ZAR102 million (US$14 million) and the portion attributable to certain categories of South African employees, which is held through the ESOP Trust, for their 30% entitlement of LPC was ZAR43 million (US$5 million).

        These values resulted in the issue of the following number of ordinary shares to the Strategic Partners and the ESOP Trust based on Sappi's 30 day VWAP as at Friday, 5 February 2010 (being ZAR33.50):

	Ordinary share allocation	Value of shares issued	Value of shares issued*
		(ZAR million)	(US$ million)
Entity
Strategic Partners:
Lereko Investments	1,971,693	66	9
Malibongwe	432,842	15	2
AMB	643,221	21	3

	3,047,756	102	14
Employees (through the ESOP Trust)	1,280,597	43	5

Total	4,328,353	145	19

*
The group has recognised the issue of ordinary shares as payment to the Strategic Partners and certain categories of South African employees on the unwinding for the Plantation BEE Transaction as a share-based payment expense.

"A" Ordinary shares

        The transaction resulted in the formation of the ESOP Trust, the Management Share Option Plan Trust (MSOP Trust or MSOP), whose beneficiaries are the black managers, and the Sappi Foundation Trust, whose beneficiaries include the growers and communities in the geographic areas where Sappi's Southern African business has operations. The "A" ordinary shares were allocated as follows:

	Number of "A" Ordinary Shares	Value of shares issued	Value of shares issued*
		(ZAR million)	(US$ million)
Entity
ESOP	13,889,195	465	66
MSOP	3,642,969	122	17
Sappi Foundation	2,429,312	82	12

Total	19,961,476	669	95

*
The group recognised a share-based payment expense of US$4 million in fiscal 2010 that related to the "A" Ordinary shares that were awarded to the Sappi Foundation, MSOP and ESOP trusts.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

28.  SHARE-BASED PAYMENTS (Continued)

        The following assumptions were utilised to determine the fair value of the "A" Ordinary shares granted:

Base price for hurdle rate price	32.50
Share price hurdle rate	9.1%
Hurdle rate price	75.34
Dividend yield (unadjusted)	3.0%
Volatility	40.0%
Dividend payout	Straight-line vesting
Straight-line dividend payout rate	50.0%
Employee turnover (annual)	7.8%
Management turnover (annual)	11.3%
Model used to value	Black Scholes Model

        The ESOP and MSOP trusts have been set up with rules that detail the way in which the shares are allocated and how they are forfeited.

        The vesting schedule for the MSOP and ESOP is illustrated below:

	Incremental vesting of entitlements	Cumulative vesting of entitlements
	(%)
Completed months of service after effective date
0–35	—	—
36–48	40	40
49–60	10	50
61–72	10	60
73–84	10	70
85–96	10	80
97–108	10	90
109—Termination Date	10	100

        Refer to note 17 for further details regarding the "A" ordinary shares.

29.  FINANCIAL INSTRUMENTS

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
  currency risk

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

29.  FINANCIAL INSTRUMENTS (Continued)

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

        Credit risk (insofar as it relates to trade receivables) is primarily managed regionally but is co-ordinated on a group basis, whilst commodity price risk is managed regionally.

        The group's Limits of Authority framework delegates responsibility and approval authority to various officers, committees and boards based on the nature, duration and size of the various transactions entered into by, and exposures of, the group including the exposures and transactions relating to the financial instruments and risks referred to in this note.

a)    Market risk

Interest rate risk

        Interest rate risk is the risk that the value of a borrowing or an investment will change due to a change in the absolute level of interest rates, the spread between two rates, the shape of the yield curve or any other interest rate relationship.

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

Interest-bearing borrowings

        The following table provides information about Sappi's current and non-current borrowings that are sensitive to changes in interest rates. The table presents cash flows by expected maturity dates and the estimated fair value of borrowings. The average fixed effective interest rates presented are based on weighted average contract rates applicable to the amount expected to mature in each respective year. Forward looking average variable effective interest rates for the financial years ended September 2010

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

29.  FINANCIAL INSTRUMENTS (Continued)

and thereafter are based on the yield curves for each respective currency as published by Reuters on 26 September 2010. The information is presented in US$, which is the group's reporting currency.

	Expected maturity date
							Total Carrying Value	2010 Fair Value	2009 Carrying Value	2009 Fair Value
	2011	2012	2013	2014	2015	2016+
	(US$ equivalent in millions)
US Dollar
Fixed rate debt	—	513	—	280	—	222	1,015	1,133	1,214	1,281
Average interest rate (%)	—	6.58	—	12.85	—	7.47	8.50		8.12
Variable rate debt(1)	136	—	—	—	—	—	136	136	128	128
Average interest rate (%)	2.31	—	—	—	—	—	2.31		2.08
Euro
Fixed rate debt	80	126	126	533	—	3	868	1,066	1,048	1,290
Average interest rate (%)	7.79	8.52	8.53	12.37	2.17	2.04	10.80		11.09
Variable rate debt(2)	411	22	20	—	—	—	453	453	400	399
Average interest rate (%)	2.61	4.00	4.00	—	—	—	2.74		2.89
Rand
Fixed rate debt	64	231	205	29	7	—	536	556	536	524
Average interest rate (%)	9.19	11.11	9.76	11.00	11.67	—	10.36		10.30
Variable rate debt(3)	—	—	—	—	—	—	—	—	1	1
Average interest rate (%)	—	—	—	—	—	—	—		10.55
Total
Fixed rate debt	144	870	331	842	7	225	2,419	2,755	2,798	3,095
Average interest rate (%)	8.41	8.06	9.29	12.48	11.17	7.40	9.74		9.65
Variable rate debt	547	22	20	—	—	—	589	589	529	528
Average interest rate (%)	2.53	4.00	—	—	—	—	2.64		2.72

Fixed and variable	691	892	351	842	7	225	3,008	3,344	3,327	3,623

Current portion							691	732	601	602
Long-term portion							2,317	2,612	2,726	3,021

Total interest-bearing borrowings (refer note 20)							3,008	3,344	3,327	3,623

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

for the year ended September 2010

29.  FINANCIAL INSTRUMENTS (Continued)

        The above mentioned fair values include Sappi's own credit risk. Please refer to the sensitivity analysis regarding interest rate risk for additional information regarding Sappi's rating.

        The range of interest rates in respect of all non-current borrowings comprising both fixed and floating rate obligations, is between 4% and 12.48% (depending on currency).

        At September 2010, 80% of Sappi's borrowings were at fixed rates of interest, and 20% were at floating rates. Fixed rates of interest are based on contract rates.

        A detailed analysis of the group's borrowings is presented in note 20.

Interest rate derivatives

        Sappi uses interest rate options, caps, swaps (IRS) and interest rate and currency swaps (IRCS) as a means of managing interest rate risk associated with outstanding debt entered into in the normal course of business. Sappi does not use these instruments for speculative purposes. Interest rate derivative financial instruments are measured at fair value at each reporting date with changes in fair value recorded in profit or loss for the period or in other comprehensive income, depending on certain hedge designations carried out by the group in a documented hedging strategy.

        In August 2009, Sappi entered into a new fixed for fixed interest and currency swap, which has been designated as a cash flow hedge of future cash flows linked to fixed rate debt denominated in foreign currency. The swap corresponds to the underlying US$300 million Senior Secured Notes due 2014. The swap converts all future US$ cash flows to EUR.

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

        As at September 2010, the effectiveness tests for the above mentioned hedges showed a 100% hedge effectiveness. The swaps showed a total positive fair value of US$19 million, the positive fair value of the currency leg of the swap of US$16 million was booked to profit or loss to offset the corresponding foreign currency unrealised gain of the revaluation of the underlying hedged item, whereas the remaining positive fair value of the interest leg of the swap of US$3 million was deferred in equity.

        The interest rate and currency swap contract converting US$ cash flows into GBP and fixed US$ interest rates into fixed GBP interest rates matured on 31 December 2009.

        This derivative was not designated as a hedge in a documented hedge strategy.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

29.  FINANCIAL INSTRUMENTS (Continued)

        See details of the swap instruments in the table below:

			2010		2009
	Interest Rate	Maturity date	Nominal value	Fair value* favourable	Nominal value	Fair value* favourable (unfavourable)
			(US$ million)
IRCS	US Dollar 6.30% into GBP 6.66%	December 2009	—	—	117	10
IRCS	US Dollar 12% into EUR 12.19%	August 2014	300	19	300	(24)

				19		(14)

*
This refers to the carrying value.

        The fair value of the IRCS is the estimated amount that Sappi would pay or receive to terminate the agreement at the balance sheet date, taking into account current interest rates and the current creditworthiness of the counterparties considering the specific relationships of the Sappi group with those counterparties. However, this amount excludes the possible breakage and other fees which would be incurred in case of a sale before the maturity date.

Summary sensitivity analyses: external interest rate derivatives
        The following is a sensitivity analysis of the impact on profit or loss in US$ million of a change in fair value of interest rate derivative instruments due to changes in the interest rate basis points (bps). The sensitivity analysis of floating rate debt, is carried out separately (see below).

        IRCS converting fixed US$ rates into EUR fixed rates:

Scenario Name	Base Value	Scenario Value	Change	% Change
-50 bps EURIBOR-6M	(403.6)	(410.3)	(6.7)	(1.7)
+50 bps EURIBOR-6M	(403.6)	(397.0)	6.6	1.6

Total			(0.1)

Scenario Name	Base Value	Scenario Value	Change	% Change
-50 bps USD-LIBOR-3M	422.3	429.4	7.1	1.7
+50 bps USD-LIBOR-3M	422.3	415.4	(6.9)	(1.6)

Total			0.2

        The derivative converts fixed US$ interest payments of 12% into fixed EUR interest coupons, as well as the redemption of principal amounts at maturity. The fair value of the instrument is subject to changes of both the inherent exchange rates and interest rates. Fair value changes of the derivative caused by currencies are neutralised by currency changes in the underlying external debt.

        At the end of fiscal 2010, the net fair value of the derivative amounted to a positive amount of US$18.7 million (Gross "Base Values" in the table above: negative US$403.6 million for the EUR leg and

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

29.  FINANCIAL INSTRUMENTS (Continued)

US$422.3 million for the US$ leg) of which a positive amount of US$15.4 million was due to the exchange rate movement between inception and the reporting date. This amount is compensated by the opposite movement of the underlying US$ external debt and therefore has no impact on profit or loss. The portion of the fair value due to interest rate movements amounts to a positive value of US$3.3 million and has been recorded in other comprehensive income. This value will reduce to zero at maturity.

        For the period outstanding, the table above shows the impact that a shift of 50 bps on the LIBOR/EURIBOR curve would have on the fair value. A decrease in the US$ LIBOR adds to the fair value, as does an increase of the EURIBOR. When the EUR and the US$ interest rates move the same way, the one roughly compensates the other. If the rates would drift in opposite directions this would have an impact of approximately US$13.6 million for a shift of 50 bps.

        The largest shift experienced over the last twelve-month period was a negative net shift of 0.84%, due to a decrease in US$ rates of 0.81% and a decrease in the EUR rates of 1.65%. Applied to the fair value as at the end of fiscal 2010, this would have resulted in a negative change in fair value of US$11.1 million.

Scenario Name	Base Value	Scenario Value	Change	% Change
-81 bps USD-LIBOR-3M	422.3	433.8	11.5	2.7
-165 bps EURIBOR-6M	(403.6)	(426.2)	(22.6)	(5.6)

Total			(11.1)

        The above analysis measures the impact on profit or loss that a change in fair value of the interest rate derivatives would have if the specified scenarios were to occur.

Sensitivity analysis: interest rate risk—in case of a credit rating downgrade of SAPPI

        The following table shows the sensitivity of securitization debt to changes in the group's own credit rating. The securitization agreement stipulates that if the company were downgraded below our current grading, an additional margin would be agreed between the bank and the company. In this respect we assumed a hypothetical increase of 1.5%.

        Please note that the change in value of the securitization debt is included in the sensitivity analysis of floating rate debt in the table below:

Securitization in Europe and Hong Kong	Notional	Impact on income statement of a one notch downgrade below BB- credit rating
	(US$ million)
Europe	311	5
Hong Kong	75	1

Sub-total	386	6

Impact calculated on total portfolio amounts to	1.55%

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

29.  FINANCIAL INSTRUMENTS (Continued)

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

        External loan agreements sensitive to the group's own credit rating

	Notional	Impact on income statement of downgrade below BB "secured" credit rating
	(US$ million)
Commitment fee on unused revolving credit facility	282	1
Interest on utilised bank syndicated loan	432	3
Interest on utilised bank loan	34	—

Sub-total	748	4

Impact calculated on total portfolio amounts to	0.53%

Sensitivity analysis: interest rate risk of floating rate debt

	Total	Fixed rate	Floating rate	Impact on income statement of 50 bps interest
		(US$ million)
Total debt	3,008	2,419	589	3
Ratio fixed/floating to total debt		80%	20%

        The floating rate debt represents 20% of total debt. If interest rates were to increase (decrease) by 50 bps the finance cost on floating rate debt would increase (decrease) by US$3 million.

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

  –
  Transaction exposure arises due to transactions entered into, which result in a flow of cash in foreign currency, such as payments under foreign currency long and short-term loan liabilities, purchases and sales of goods and services, capital expenditure and dividends. Where possible,

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

29.  FINANCIAL INSTRUMENTS (Continued)

    commercial transactions are only entered into in currencies that are readily convertible by means of formal external forward exchange contracts; and

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

	Total	Total in Scope*	USD	EUR	ZAR	GBP	Other
	(US$ million)
2010
Financial assets
Other non-current assets	105	38	2	13	22	—	1
Non-current derivative financial assets**	19	19	422	(403)	—	—	—
Trade and other receivables	889	777	296	366	24	56	35
Current derivative financial assets**	15	15	15	—	—	—	—
Cash and cash equivalents	792	792	337	320	128	1	6

		1,641	1,072	296	174	57	42
Financial liabilities
Non-current interest-bearing borrowings	2,317	2,317	1,015	830	472	—	—
Current interest-bearing borrowings	691	691	136	490	65	—	—
Overdraft	5	5	4	1	—	—	—
Current derivative financial liabilities**	3	3	(2)	(1)	6	—	—
Trade and other payables	1,270	991	221	436	286	18	30

		4,007	1,374	1,756	829	18	30

Foreign exchange gap		(2,366)	(302)	(1,460)	(655)	39	12

*
This refers to items that are within the scope of IAS 39.

**
The amount disclosed with respect to derivative instruments, reflects the currency which the derivative instrument is covering.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

29.  FINANCIAL INSTRUMENTS (Continued)

	Total	Total in Scope	USD	EUR	ZAR	GBP	Other
	(US$ million)
2009
Financial assets
Other non-current assets	101	43	2	11	29	—	1
Non-current derivative financial assets**	10	10	(120)	—	—	130	—
Trade and other receivables	858	734	277	339	22	45	51
Current derivative financial assets**	10	10	10	—	—	—	—
Cash and cash equivalents	770	770	299	383	84	—	4

		1,567	468	733	135	175	56
Financial liabilities
Non-current interest-bearing borrowings	2,726	2,726	1,154	1,068	504	—	—
Non-current derivative financial liabilities**	24	24	(429)	452	1	—	—
Current interest-bearing borrowings	601	601	187	380	34	—	—
Overdraft	19	19	3	5	—	3	8
Current derivative financial liabilities**	14	14	2	—	—	11	1
Trade and other payables	1,116	860	182	402	216	19	41

		4,244	1,099	2,307	755	33	50

Foreign exchange gap		(2,677)	(631)	(1,574)	(620)	142	6

**
The amount disclosed with respect to derivative instruments, reflects the currency which the derivative instrument is covering.

        The above table does not indicate the group's foreign exchange exposure, it only shows the financial instruments assets and liabilities classified per underlying currency.

        The group's foreign currency forward exchange contracts at September 2010 are detailed below:

		2010		2009
		Contract amount (Notional amount)	Fair value (unfavourable) favourable	Contract amount (Notional amount)	Fair value (unfavourable) favourable
		(US$ million)
Foreign currency
Bought:	US Dollar	7	—	473	(13)
	Euro	43	—	213	(1)
Sold:	US Dollar	(232)	15	(132)	9
	Euro	(98)	(2)	(16)	—
	ZAR	(5)	—	(1)	—

		(285)	13	537	(5)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

29.  FINANCIAL INSTRUMENTS (Continued)

        The fair value of foreign currency contracts has been computed by the group based upon the market data valid at the end of fiscal 2010.

        All forward currency exchange contracts are valued at fair value with the resultant profit or loss included in the net finance costs for the period.

        Forward exchange contracts are used to hedge the group from potential unfavourable exchange rate movements that may occur on recognised financial assets and liabilities or planned future commitments.

        The foreign currency forward exchange contracts have different maturities, with the most extended maturity date being January 2011.

        As at the year-end there was an open exposure of US$14.4 million which has since been hedged.

Sensitivity analysis—(loss) gain

Base currency	Exposure	+10%	-10%
	(US$ million)
EUR	(15.8)	(1.4)	1.8
GBP	5.8	0.5	(0.6)
CHF	11.6	1.1	(1.3)
SEK	0.8	0.1	(0.1)
JPY	0.2	—	—
ZAR	(2.5)	(0.3)	0.3
Other currencies	(14.5)	(1.3)	1.5

TOTAL	(14.4)	(1.3)	1.6

        Based on the exposure as at the end of fiscal 2010, if the foreign currency rates had moved 10% upwards or downwards compared to the closing rates, the result would have been impacted by a loss of US$1.3 million (increase of 10%) or a gain of US$1.6 million (decrease of 10%).

        During 2010, we have contracted non-deliverable average rate foreign exchange transactions for a total notional value of US$65 million which were used as an overlay hedge of export sales. Since these contracts have all matured before the end of fiscal 2010, these constitute non-representative positions. The total impact on profit or loss amounts to a gain of US$2.4 million.

Commodity price risk

        Commodity price risk arises mainly from price volatility and threats to security of raw material supply and other inputs to the production process.

        A combination of contract and spot deals are used to manage price volatility and contain costs. Contracts are limited to the group's own use requirements. The group aims to improve its understanding of the direction, magnitude and duration of future commodity price changes and to develop commodity specific expertise.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

29.  FINANCIAL INSTRUMENTS (Continued)

        During 2010, we have contracted two pulp swaps in Europe for a limited volume of pulp (6,000 tons for each swap). Sappi Fine Paper Europe ("SFPE") buys pulp from external suppliers at a variable price consisting of a reference price linked to the Pix Pulp index which is adjusted with a premium depending on the pulp market conditions. As SFPE expected pulp prices to increase, it was decided to fix the pulp price for one year by entering into a pulp swap whereby the variable price was swapped for an annual fixed price.

        The group's pulp swap contracts at the end of fiscal 2010 are detailed below:

		2010		2009
	Base currency	Contract amount (Notional amount)	Fair value favourable (unfavourable)	Contract amount (Notional amount)	Fair value (unfavourable) favourable
		(US$ million)
Bleached Hardwood Kraft Pulp (BHKP) bought	US Dollar	1	0.2	—	—
Northern Bleached Softwood Kraft (NBSK) bought	Euro	2	(0.1)	—	—

		3	0.1	—	—

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

        The group assesses the credit worthiness of potential and existing customers in line with the credit policies and procedures. Appropriate collateral is obtained to minimise risk. Exposures are monitored on an ongoing basis utilising various reporting tools which highlight potential risks.

        In the event of deterioration of credit risk, the appropriate measures are taken by the regional credit management. All known risks are required to be fully disclosed, accounted for, and provided for as bad debts in accordance with the applicable accounting standards.

        Quantitative disclosures on credit risk are included in note 16 of the annual financial statements.

        On average 60% of our trade receivables are credit insured.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

29.  FINANCIAL INSTRUMENTS (Continued)

Hedge accounting

1.     Fair value hedges

        Until June 2009, the group had fair value hedges which qualified for hedge accounting. As the hedging instrument was sold in 2009 hedge accounting was ceased.

        The result of the sale of the hedging instrument was booked to the income statement in 2009.

        The final life-to-date fair value adjustment of the underlying bonds on the date of the sale of the swaps is amortized over the life of the initial hedge designation period and amounted to US$46 million. In the course of 2010, US$136 million of the underlying bonds have been redeemed early and the corresponding amortization has been booked immediately into the income statement.

        In consequence the impact on the profit and loss account will be as follows:

Fiscal period	(US$ million)
4th quarter 2009	1
2010	21
2011	12
2012	12

Total	46

        As at September 2010, the group does not have any outstanding fair value hedges.

        The following is an analysis of the impact on pre-tax profit and loss for the period based on the consolidated accounts translated at average rates:

Favourable (Unfavourable)	2010	2009
	(US$ million at average rate)	(US$ million at average rate)
Fair value hedges
Net profit or loss impact of sale of interest rate swaps	—	(18)

Realized result on sold hedging instruments	—	52
Reversal of life-to-date fair value adjustment on hedging instruments	—	(59)
Reversal unrealised interest accrual on IRS	—	(11)

Amortization	21	—
Residual ineffectiveness	—	(9)

—gain on hedging instruments	—	41
—loss on hedged item	—	(50)

Total	21	(27)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

29.  FINANCIAL INSTRUMENTS (Continued)

2.     Cash flow hedges

        In August 2009, Sappi entered into a fixed for fixed interest and currency swap, which has been designated as a cash flow hedge of future cash flows linked to fixed rate debt denominated in foreign currency. The swap corresponds to the underlying US$300 million Senior Secured Notes due 2014. The swap converts all future US$ cash flows into EUR.

        The effective gains and losses from changes in fair value of these derivatives are recorded in other comprehensive income. These accumulated gains and losses will be recycled to profit or loss in the same line as the hedged item at the moment the hedged item affects profit or loss (interest expense and foreign currency revaluation).

        Sappi uses the REVALHedgeRx module (REVAL), a web-based application providing treasury and risk management solutions supplied by Reval.Com, Inc., a financial technology company based in New York, to assess the fair value of the IRCS and to measure the effectiveness of the cash flow hedge relationship.

        At inception and at the beginning of each quarterly reporting period, the future effectiveness of the hedge relationship is assessed using the critical terms match.

        In order to measure retrospective hedge effectiveness, a hypothetical derivative with identical critical terms as the hedged item, has been built as a perfect hedge. The periodic dollar-offset retrospective hedge effectiveness test is based on the comparison of the actual past periodical changes in fair value between the hedging derivative and the hypothetical derivative. The ratio of the periodic change in fair value of the hedging instrument since inception or since the last quarterly measurement divided by the periodic change in fair value of the hypothetical derivative since inception or since the last quarterly measurement for the hedge falls with the range of 80% to 125%. If however, both changes in fair value are less than 1% of the notional amount of the IRCS, these changes in fair value are considered to be both immaterial and the hedge effectiveness test is met.

        The counterparties of the hedging instruments are tested for creditworthiness on a quarterly basis. If the credit risk of a given counterparty would fall under the minimum required rating, any positive fair value of the hedging instrument would be adjusted to cater for the additional credit risk. This would not affect the hypothetical derivative.

3.     Net investment hedges

        In February 2010, Sappi designated a hedge of a net investment for an indeterminate period of Sappi Papier Holding ("SPH") in SD Warren Holdings Corporation ("SFPNA") including all its subsidiaries and incorporating all net assets. The hedged risk is the currency risk associated with the spot re-translation of the net assets of the foreign operation into the functional currency of the consolidating parent entities at the level of which the hedge is designated, i.e. SPH for USD-EUR spot exchange risk and Sappi Ltd for USD-ZAR spot exchange risk. The hedging instrument is a non-derivative foreign currency external debt. At inception of the hedge both, the net investment in the foreign operation (as hedged item) and the foreign currency denominated debt (as hedging instrument), have been recorded at the spot rate in effect on the hedge designation date.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

29.  FINANCIAL INSTRUMENTS (Continued)

        Exchange differences linked to the subsequent revaluation of the foreign currency debt in the books of the entity holding the debt are deferred in other comprehensive income to the extent effective until the foreign operation is disposed of or liquidated. They are recognised in the income statement on disposal or liquidation as part of the gain or loss on disposal.

        Ineffectiveness can only occur if the net investment carrying value of the foreign operation would fall below the designated amount of the hedging instruments. The net investment value of the foreign operation is validated each quarter. Ineffective gains and losses are booked directly to the income statement. As at the end of fiscal 2010, the hedge was 100% effective.

	2010		2009
Favourable	Hedged notional	Foreign Exchange result deferred in other comprehensive income	Hedged notional	Foreign Exchange result deferred in other comprehensive income
	(US$ million)
Bond 2012	227	2	—	—
Bond 2032	30	—	—	—

	257	2	—	—

Net investment value Sappi Fine Paper North America	310

c)    Liquidity risk

        Liquidity risk is the risk that the group will be unable to meet its current and future financial obligations as they fall due.

        The group's objective is to manage its liquidity risk by:

  –
  managing its bank balances, cash concentration methods and cash flows;

  –
  managing its working capital and capital expenditure;

  –
  ensuring the availability of a minimum amount of short-term borrowing facilities at all times, to meet any unexpected funding requirements; and

  –
  ensuring appropriate long-term funding is in place to support the group's long term strategy.

        Details of the group's borrowings, including the maturity profile thereof, as well as the group's committed and uncommitted facilities are set out in note 20.

        The group is in compliance with all material financial covenants applicable to its borrowing facilities.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

29.  FINANCIAL INSTRUMENTS (Continued)

Liquidity risk management

			Undiscounted cash flows
	Total financial assets and liabilities	Fair value of financial instruments	0–6 months	6–12 months	1–2 years	2–5 years	> 5 years	Total
	(US$ million)
2010
Financial assets
Other non-current assets	38	38	13	1	1	6	17	38
Non-current derivative financial assets	19	19	—	1	1	17	—	19

Receive leg			18	18	36	372	—	444
Pay leg			(18)	(17)	(35)	(355)	—	(425)

Trade and other receivables	777	777	776	—	1	—	—	777
Current derivative financial assets	15	15	17	—	—	—	—	17

Receive leg			267	—	—	—	—	267
Pay leg			(250)	—	—	—	—	(250)

Cash and cash equivalents	792	792	792	—	—	—	—	792

			1,598	2	3	23	17	1,643
Financial liabilities
Interest-bearing borrowings	2,317	2,612	71	71	1,084	1,571	507	3,304
Non-current derivative financial liabilities	—	—	—	—	—	—	—	—

Pay leg			3	3	—	—	—	6
Receive leg			(3)	(3)	—	—	—	(6)

Interest-bearing borrowings	691	732	571	211	—	—	—	782
Overdraft	5	5	5	—	—	—	—	5
Current derivative financial liabilities	3	3	2	1	—	—	—	3

Pay leg			130	5	—	—	—	135
Receive leg			(128)	(4)	—	—	—	(132)

Trade and other payables	991	991	951	1	—	—	—	952

			1,600	284	1,084	1,571	507	5,046

Liquidity gap			(2)	(282)	(1,081)	(1,548)	(490)	(3,403)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

29.  FINANCIAL INSTRUMENTS (Continued)

			Undiscounted cash flows
	Total financial assets and liabilities	Fair value of financial instruments	0–6 months	6–12 months	1–2 years	2–5 years	> 5 years	Total
	(US$ million)
2009
Financial assets
Other non-current assets	43	43	13	1	8	7	15	44
Non-current derivative financial assets	10	10	10	—	—	—	—	10

Receive leg			130	—	—	—	—	130
Pay leg			(120)	—	—	—	—	(120)

Trade and other receivables	734	734	734	—	—	—	—	734
Current derivative financial assets	10	10	11	—	—	—	—	11

Receive leg			262	—	—	—	—	262
Pay leg			(251)	—	—	—	—	(251)

Cash and cash equivalents	770	770	770	—	—	—	—	770

			1,538	1	8	7	15	1,569
Financial liabilities
Interest-bearing borrowings	2,726	3,021	97	100	494	2,716	123	3,530
Non-current derivative financial liabilities	24	24	1	1	2	17	1	22

Pay leg			19	19	38	425	1	502
Receive leg			(18)	(18)	(36)	(408)	—	(480)

Interest-bearing borrowings	601	602	549	106	—	—	—	655
Overdraft	19	19	19	—	—	—	—	19
Current derivative financial liabilities	14	14	14	—	—	—	—	14

Pay leg			620	—	—	—	—	620
Receive leg			(606)	—	—	—	—	(606)

Trade and other payables	860	860	818	—	—	—	—	818

			1,498	207	496	2,733	124	5,058

Liquidity gap			40	(206)	(488)	(2,726)	(109)	(3,489)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

29.  FINANCIAL INSTRUMENTS (Continued)

Derivative financial instruments with maturity profile

        The following tables indicate the different types of derivative financial instruments for 2010 and 2009, included within the various categories on the face of the balance sheet.

				Maturity analysis*
				Undiscounted cash flows
Classes of derivative financial instruments	Total	Fair Value Hedge	Cash flow Hedge	<6M	>6M <1Y	>1Y <2Y	>2Y <5Y	>5Y
September 2010
Assets
Fair value of derivatives by risk factor
Interest rate risk
Interest rate swaps	19	—	19	—	1	1	17	—

receiving leg	422	—	422	18	18	36	372	—
paying leg	(403)	—	(403)	(18)	(17)	(35)	(355)	—

Foreign exchange risk
FX forward contracts	15	—	—	17	—	—	—	—

receiving leg	265	—	—	267	—	—	—	—
paying leg	(250)	—	—	(250)	—	—	—	—

Liabilities
Fair value of derivatives by risk factor
Interest rate risk
Interest rate swaps	—	—	—	—	—	—	—	—

paying leg	6	—	—	3	3	—	—	—
receiving leg	(6)	—	—	(3)	(3)	—	—	—

Foreign exchange risk
FX forward contracts	3	—	—	2	1	—	—	—

paying leg	135	—	—	130	5	—	—	—
receiving leg	(132)	—	—	(128)	(4)	—	—	—

*
The reported maturity analysis is calculated on an undiscounted basis.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

29.  FINANCIAL INSTRUMENTS (Continued)

				Maturity analysis*
				Undiscounted cash flows
Classes of derivative financial instruments	Total	Fair Value Hedge	Cash flow Hedge	<6M	>6M <1Y	>1Y <2Y	>2Y <5Y	>5Y
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

*
The reported maturity analysis is calculated on an undiscounted basis.

Fair values

        All financial instruments are carried at fair value or amounts that approximate fair value except for the non-current interest-bearing borrowings at fixed rates of interest. The carrying amounts for cash, cash equivalents, accounts receivable, certain investments, accounts payable and current portion of interest-bearing borrowings approximate fair value due to the short-term nature of these instruments. Where these fixed rates of interest have been hedged into variable rates of interest and fair value hedge accounting has been applied, then the non-current interest-bearing borrowings are carried at fair value calculated by discounting all future cash flows at market data valid at closing date. The same data is used to value the related hedging instrument.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

29.  FINANCIAL INSTRUMENTS (Continued)

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

        Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, are measured at cost.

        Fair values of foreign exchange and interest rate derivatives are calculated by using recognised treasury tools which use discounted cash flow techniques based on effective market data valid at closing date.

        The fair value of loan commitments are based on the commitment fees effectively paid.

			Categories according to IAS 39
Classes of financial instruments	Total balance	Out of scope IAS 39*	Held for trading	Loans and receivables	Held to maturity	Available for sale	Total in scope	Fair value
September 2010
Non-current assets
Other non-current assets	105	67	—	15	—	23	38	38

Loans to associates (minority interests)		—	—	4	—	—	4	4
AFS—Club debentures		—	—	—	—	2	2	2
AFS—Investment funds		—	—	2	—	19	21	21
Other assets		67	—	9	—	2	11	11

Derivative financial instruments	19	—	19	—	—	—	19	19

Current assets
Trade and other receivables	888	111	—	773	—	4	777	777

Trade receivables		—	—	740	—	—	740	740
Other accounts receivable—current		111	—	33	—	4	37	37

Derivative financial instruments	15	—	15	—	—	—	15	15

Cash and cash equivalents	792	—	—	792	—	—	792	792

Overnight deposits and current accounts (including petty cash)		—	—	115	—	—	115	115
Time deposits (< 3 months)		—	—	676	—	—	676	676
Money market funds		—	—	1	—	—	1	1

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

29.  FINANCIAL INSTRUMENTS (Continued)

			Categories according to IAS 39
Classes of financial instruments	Total balance	Out of scope IAS 39*	Held for trading	Other financial liabilities	Total in scope	Fair value
Non-current liabilities
Interest-bearing borrowings	2,317	—	—	2,317	2,317	2,612

Bank loans payable (> 1 year)—including syndicated loans		—	—	103	103	107
Bonds		—	—	1,796	1,796	2,052
Financial leasing liabilities		—	—	39	39	34
Secured loans		—	—	379	379	419

Current liabilities
Interest-bearing borrowings	691	—	—	691	691	732

Bank loans payable (< 1 year)—including syndicated loans		—	—	96	96	96
Current portion of other non-current loans payable		—	—	62	62	62
Financial leasing liabilities		—	—	13	13	13
Secured loans (< 1 year)		—	—	148	148	182
Securitization debt		—	—	372	372	379
Overdraft

Bank overdrafts (< 3 months)	5	—	—	5	5	5

Derivative financial instruments	3	—	3	—	3	3

Trade and other payables	1,271	280	—	991	991	991

Accruals		278	—	249	249	249
Accounts payable to associates		—	—	1	1	1
Other accounts payable—current		2	—	741	741	741

*
This refers to items that are outside the scope of IAS 39.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

29.  FINANCIAL INSTRUMENTS (Continued)

			Categories according to IAS 39
Classes of financial instruments	Total balance	Out of scope IAS 39*	Held for trading	Loans and receivables	Held to maturity	Available for sale	Total in scope	Fair value
September 2009
Non-current assets
Other non-current assets	101	58	—	20	—	23	43	43

Loans to associates (minority interests)		—	—	4	—	—	4	4
AFS—Club debentures		—	—	—	—	2	2	2
AFS—Investment funds		—	—	—	—	19	19	19
Other assets		58	—	16	—	2	18	18

Derivative financial instruments	10	—	10	—	—	—	10	10

Current assets
Trade and other receivables	858	124	—	734	—	—	734	734

Trade receivables		—	—	667	—	—	667	667
Other accounts receivable—current		124	—	67	—	—	67	67

Derivative financial instruments	10	—	10	—	—	—	10	10

Cash and cash equivalents	770	—	—	770	—	—	770	770

Overnight deposits and current accounts (including petty cash)		—	—	99	—	—	99	99
Time deposits (< 3 months)		—	—	628	—	—	628	628
Money market funds		—	—	43	—	—	43	43

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

29.  FINANCIAL INSTRUMENTS (Continued)

			Categories according to IAS 39
Classes of financial instruments	Total balance	Out of scope IAS 39*	Held for trading	Other financial liabilities	Total in scope	Fair value
Non-current liabilities
Interest-bearing borrowings	2,726	—	—	2,726	2,726	3,021

Bank loans payable (> 1 year)—including syndicated loans		—	—	720	720	804
Bonds		—	—	1,952	1,952	2,161
Financial leasing liabilities		—	—	54	54	56

Derivative financial instruments	24	—	24	—	24	24

Current liabilities
Interest-bearing borrowings	601	—	—	601	601	602

Bank loans payable (< 1 year)—including syndicated loans		—	—	149	149	150
Current portion of other non-current loans payable		—	—	32	32	32
Financial leasing liabilities		—	—	19	19	19
Secured loans (< 1 year)		—	—	67	67	67
Securitization debt		—	—	333	333	333
Other current loans—external		—	—	1	1	1

Overdraft
Bank overdrafts (< 3 months)	19	—	—	19	19	19

Derivative financial instruments	14	—	14	—	14	14

Trade and other payables	1,116	256	—	860	860	860

Accruals		255	—	262	262	262
Accounts payable to associates		—	—	1	1	1
Other accounts payable—current		1	—	597	597	597

*
This refers to items that are outside the scope of IAS 39.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

29.  FINANCIAL INSTRUMENTS (Continued)

Hierarchy of fair value measurements for financial instruments measured at fair value on the balance sheet

	2010				2009
		Fair value hierarchy				Fair value hierarchy
	Total Fair value				Total Fair value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
	(US$ million)
Non-current assets
Other non-current assets
AFS—Club debentures	2	2	—	—	2	2	—	—
AFS—Investment funds	19	19	—	—	19	19	—	—
Derivative financial instruments	19	—	19	—	10	—	10	—
Current assets
Derivative financial instruments	15	—	15	—	10	—	10	—

	55	21	34	—	41	21	20	—

Non-current liabilities
Derivative financial instruments	—	—	—	—	24	—	24	—
Current liabilities
Derivative financial instruments	3	—	3	—	14	—	14	—

	3	—	3	—	38	—	38	—

30.  RELATED PARTY TRANSACTIONS

        Transactions between Sappi Ltd company and its subsidiaries, which are related parties of the company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and other related parties are disclosed below:

	Sale of goods			Purchases of goods			Amounts owed by related parties		Amounts owed to related parties
Joint ventures	2010	2009	2008	2010	2009	2008	2010	2009	2010	2009
	(US$ million)
Jiangxi Chenming Paper Company Limited	1.1	2.0	4.0	0.6	1.5	2.6	—	—	0.9	3.7
Sapin S.A.	0.5	0.4	0.3	22.1	21.3	30.9	0.1	—	0.6	0.9
VOF Warmtekracht	10.8	38.1	44.2	7.1	25.0	32.8	—	—	—	—
Umkomaas Lignin (Pty) Ltd	5.6	0.9	1.1	0.3	—	—	1.8	0.9	—	—
Papierholz Austria GmbH	—	—	—	90.5	68.5	92.7	—	—	8.1	6.1
Energie Biberist AG	—	—	—	38.6	—	—	—	—	3.8	—

	18.0	41.4	49.6	159.2	116.3	159.0	1.9	0.9	13.4	10.7

        A description concerning the joint venture, Timber IV is discussed in note 13.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

30.  RELATED PARTY TRANSACTIONS (Continued)

        Sales of goods and purchases to and from related parties were made on an arm's length basis. The amounts outstanding at balance sheet date are unsecured and will be settled in cash. Guarantees given by the group are disclosed in note 26. No expense has been recognised in the period for bad or doubtful debts in respect of the amounts owed by related parties.

Shareholders

        The company's shares are widely held by shareholders across the world. The principal shareholders of the company are disclosed in Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.

Directors

        Details relating to executive and non-executive directors' emoluments, interests and participation in the Scheme and Plan are disclosed in notes 34–36.

Interest of directors in contracts

        None of the directors have a material interest in any transaction with the company or any of its subsidiaries, other than those on a normal employment basis. Meyer Feldberg, a non-executive director of the company, disclosed his role as senior advisor of Morgan Stanley & Co. Limited, a financial advisor to Sappi, and Morgan Stanley South Africa (Pty) Limited, a transaction sponsor to Sappi Ltd.

Broad-based Black Economic Empowerment (BEE) Transaction

        Refer to notes 17 and 28 for details of our BEE Transaction.

Key management personnel

        Compensation for key management was as follows:

	Total excluding directors			Total including directors
	2010	2009	2008	2010	2009	2008
	(US$ million)
Short-term benefits	2.8	2.9	2.9	3.9	4.3	4.3
Post-employment benefits	0.5	0.7	0.4	0.8	0.9	0.7
Other long-term benefits	—	—	—	—	—	—
Share-based payments	—	—	—	—	—	—

	3.3	3.6	3.3	4.7	5.2	5.0

        The number of key management personnel included above for 2010 was nine (2009: nine; 2008: ten).

31.  EVENTS AFTER BALANCE SHEET DATE

        No significant changes have occurred in our financial position since September 26, 2010.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

32.  ENVIRONMENTAL MATTERS

        We are subject to a wide range of environmental laws and regulations in the various jurisdictions in which we operate, and these laws and regulations have tended to become more stringent over time. Violations of environmental laws could lead to substantial costs and liabilities, including civil and criminal fines and penalties. Environmental compliance is an increasingly important consideration in our businesses, and we expect to continue to incur significant capital expenditures and operational and maintenance costs for environmental compliance, including costs related to reductions in air emissions such as carbon dioxide ("CO2") and other greenhouse gases ("GHG"), wastewater discharges and waste management. We closely monitor the potential for changes in pollution control laws and take actions with respect to our operations accordingly.

North America

        Sappi Fine Paper North America is subject to stringent environmental laws in the United States. These laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and their respective state counterparts and implementing regulations. On June 29, 2009, the Commissioner of the Department of Inland Fisheries and Wildlife, State of Maine (the "Commissioner"), issued a decision requiring Sappi Fine Paper North America to install a fish passage at the Cumberland mills dam associated with the Westbrook mill, the most downriver dam on the Presumpscot River. On May 12, 2010, the Commissioner accepted a conceptual design for the fish passage jointly proposed by the state, several non-governmental organizations and Sappi Fine Paper North America, and final detailed design drawings were submitted to the Commissioner on September 24, 2010. A final order approving the design was issued to Sappi Fine Paper North America on October 5, 2010. Pursuant to the order, construction of the fish passage must be completed by May 1, 2013. Costs associated with construction and relating engineering of this fish passage are estimated to be approximately US$4 million to US$5 million. Fish passage at the next dam upstream, the Saccarappa dam, must be operational two years after the Cumberland mills dam fishway is completed, or during the spring of 2015. Installation of the Cumberland mills dam fishway may also trigger, over a period of approximately ten years, the obligation to install fishways for at least some of Sappi Fine Paper North America's other four upstream dams as well, to allow natural fish migration and thus promote the restoration of native species to the river. The total cost of all fishways associated with Sappi's dams along the Presumpscot River is estimated to be in the range of approximately US$18 million to US$28 million, which includes costs expected to be incurred in the next several years for the fish passage on the Cumberland mills and Saccarappa dams as well as estimated costs for upstream fishways which may be incurred in the future. Because construction of additional fishways depends on several future contingencies, including the results of data gathering on fish populations in the river, we do not know the precise timing for incurring related future costs, assuming such obligations are triggered.

        We closely monitor state, regional and Federal GHG initiatives and other regulatory developments in anticipation of any potential effects on our operations. Although the United States has not ratified the Kyoto Protocol, and has not yet adopted a Federal program for regulating GHG emissions, Congress is considering comprehensive Federal legislation regarding climate change, and various regional initiatives regarding emissions associated with climate change are in effect or proposed. In addition, the U.S. Environmental Protection Agency has finalised or proposed several rules relating to emissions reporting and emissions reductions, including a proposed rule known as the "Boiler MACT" which

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

32.  ENVIRONMENTAL MATTERS (Continued)

would establish new standards for emissions of hazardous air pollutants from commercial and industrial boilers. Significant capital expenditures could be required for emissions control equipment at our mills in order to comply with the Boiler MACT and/or other proposed rules regulating GHGs. The nature, scope and timing of any proposed legislation, including climate change legislation, is highly uncertain and, currently, we do not know what precise effect, if any, such legislation will have on our financial condition and operations.

Europe

        Our European facilities are subject to extensive environmental regulation in the various countries in which we operate. For example:

  •
  The Integrated Pollution Prevention and Control directive ("IPPC") regulates air emissions, water discharges and defines permit requirements and best available techniques ("BAT") for pollution control. The revised BAT reference documents ("BREFs") are expected to be finalised in 2011.

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

  •
  The EU Chemicals Regulation REACH (1907/2006/EC) intended to harmonize existing European and national regulations to provide a better protection of human health and our environment is not directly applicable to pulp and paper. It does, however, apply to a number of raw materials that we source. We will also register some intermediate substances in our pulp production processes. We expect this registration to be finalised by November 2010.

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

South Africa

        In southern Africa, the environmental regulatory legal framework is still evolving, as is the enforcement process. We work with government authorities in striving to find a balance between economic development and, social and environmental considerations.

        The Minister of Water and Environmental Affairs considered it necessary to strengthen enforcement of legislation by the Environmental Management Inspectors (EMIs) in her department. The EMIs prioritised various sectors of industry and inspected those sectors in the course of the past four years. In 2008, 2009 and 2010, the EMIs focused attention on the pulp and paper sector, signalling more stringent enforcement for Sappi mills.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

32.  ENVIRONMENTAL MATTERS (Continued)

        In August 2008, the EMIs conducted a comprehensive inspection at our Ngodwana mill. No major findings were raised. The EMIs inspected our Enstra mill during October 2009 and carried out a subsequent follow up visit in August 2010. Following that visit there has been correspondence with the Department of Environmental Affairs regarding some aspects of Enstra's compliance with standards for atmospheric emissions; that communication is ongoing. The EMIs inspected our Tugela mill in October 2010. No oral findings were raised during the visit; a written report is expected within the next two months.

        The primary South African environmental laws affecting our operations are:

  •
  The National Water Act: This law addresses the water shortages in South Africa and relates to both our manufacturing and our forestry operations. Abstraction of water, discharge of effluent and management of forests are all regulated under a licensing system in which first allocations go to, among other things, human consumption, before allocations are made to agriculture, industry and forestry. All water use is subject to a charge.

  •
  The National Environmental Management Act: This law provides for the integration of environmental considerations into all stages of any development process. The Act includes a number of significant principles, such as private prosecution of companies in the interest of the protection of the environment and the establishment of aggressive waste reduction goals.

  •
  The National Environmental Management Act: Air Quality Act was promulgated in the beginning of 2005 and has now replaced the 1965 Atmospheric Pollution Prevention Act. The new Act will impose more stringent compliance standards on our operations over a period of five to ten years.

  •
  The National Environmental Management Act: Waste Act was enacted on July 1, 2009. The Waste Act regulates the use, re-use, recycling and disposal of waste and regulates waste management by way of a licensing system.

  •
  The Kyoto Protocol: South Africa has also ratified the Kyoto Protocol. We are investigating Clean Development Mechanism projects, as defined in the Kyoto Protocol, at South African mills.

        The requirements under these statutes, predominantly with respect to air emissions from our mills, will result in additional capital and operating expenditures, some of which may be significant. Our mills are in the process to receive air registration certificates from the authorities which will clarify the impact this will have on our business. Legislation is, however, making provision to phase in new standards; the impact on our mills is therefore expected to be distributed over the next five to ten years. We are in frequent contact with regulatory authorities during the phasing in of these requirements, in an attempt to manage the transition period.

33.  ACQUISITION

        On 31 December 2008, Sappi acquired M-real's coated graphic paper business for an enterprise value of EUR750 million (approximately US$1.1 billion). The final purchase consideration was reduced by assumed debt and other adjustments (including working capital) amounting to EUR102 million in total. The transaction included M-real's coated graphic paper business, including brands and company knowledge, as well as four coated graphic mills. This transaction has been accounted for by the purchase method of accounting.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

33.  ACQUISITION (Continued)

        The acquisition was financed through a combination of equity, assumed debt, the cash proceeds from a rights offering and a vendor loan note.

        During fiscal 2009, the acquired business contributed sales of US$890 million, net operating profit of US$33 million and net profit of US$38 million to the group results for the period from acquisition to fiscal year end. Included in the net profit of the acquired business for the fiscal 2009 year is the US$41 million discount received on the settlement of the vendor loan notes.

        Details of net assets acquired and goodwill are as follows:

	EURO	US$
	(US$ million)
Purchase consideration:
Cash consideration	401	565
Shares issued*	32	45
Vendor loan note	220	307
Adjustments to working capital	(4)	(6)
Gain on forward exchange contract covering purchase consideration	(24)	(32)
Direct costs relating to the acquisition	23	32

Total purchase consideration	648	911
Fair value of net identifiable assets acquired (see below)	648	911

Goodwill	—	—

*
11 159 702 Sappi shares were issued to M-real as partial payment of the acquisition price. The fair value of US$45 million (EUR32 million) was determined using Sappi's published market price at the date of exchange.

        The assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount	Fair value	Acquiree's carrying amount	Fair value
	(EURO)	(EURO)	(US$)	(US$)
	(US$ million)
Property, plant and equipment	634	531	892	747
Information technology related intangibles	2	2	3	3
Brand names	—	18	—	25
Inventories	118	115	166	162
Trade receivables	200	192	281	270
Prepayments and other debit balances	15	18	21	25
Cash and cash equivalents	5	5	7	7
Trade payables	(85)	(85)	(120)	(120)
Pension liabilities	(37)	(37)	(52)	(52)
Borrowings	(46)	(42)	(65)	(59)
Provisions	(4)	(4)	(6)	(6)
Other payables and accruals	(60)	(65)	(84)	(91)
Net deferred tax (liabilities) assets	(11)	—	(15)	—

Net identifiable assets acquired	731	648	1,028	911

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

33.  ACQUISITION (Continued)

        Outflow of cash to acquire business, net of cash acquired:

	EURO	US$
	(US$ million)
Cash consideration	401	565
Direct costs relating to acquisition	23	32
Cash and cash equivalents in subsidiary acquired	(5)	(7)

Net cash outflow on acquisition	419	590

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

        The extreme volatility of currencies, in particular the Rand/US Dollar exchange rate in the past few years, caused distortion of the relative fees paid to individual directors.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

34.  DIRECTORS' REMUNERATION (Continued)

        Non-executive directors' fees are proposed by the Executive Committee, agreed by the Compensation Committee, recommended by the Board and approved at the annual general meeting by the shareholders.

	2010
Director	Board Fees	Committee Fees	Travel allowance	Total
	(US$ million)
D C Brink(6)	12,711	12,250	2,800	27,761
M Feldberg	66,600	49,183	14,000	129,783
J E Healey	55,100	75,000	14,000	144,100
D Konar	33,918	62,056	5,600	101,574
H C Mamsch	56,818	81,949	2,800	141,567
B Radebe	33,918	10,999	5,600	50,517
A N R Rudd	56,818	48,077	5,600	110,495
F A Sonn(6)	8,479	2,750	2,800	14,029
K Osar	55,100	27,500	11,200	93,800
J McKenzie	33,918	27,860	5,600	67,378
D C Cronje(2)	235,662	—	2,800	238,462
N P Mageza(3)	25,438	18,572	2,800	46,810
R Thummer(4)	37,879	11,206	2,800	51,885
M V Moosa(5)	5,653	—	—	5,653

	718,012	427,402	78,400	1,223,814

	2009
Director	Board Fees	Committee Fees	Travel allowance	Total
	(US$ million)
D C Brink	39,496	38,054	5,400	82,950
M Feldberg	54,000	51,700	13,500	119,200
J E Healey	54,000	73,500	13,500	141,000
D Konar	26,350	51,811	5,400	83,561
H C Mamsch	55,615	80,072	8,100	143,787
B Radebe	26,349	8,543	5,400	40,292
A N R Rudd	55,615	47,046	8,100	110,761
F A Sonn	26,350	8,543	5,400	40,293
K Osar	54,000	27,000	13,500	94,500
J McKenzie	26,350	23,215	5,400	54,965
D C Cronje(2)	183,059	—	5,400	188,459

	601,185	409,484	89,100	1,099,769

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

34.  DIRECTORS' REMUNERATION (Continued)

	2008
Director	Board Fees	Committee Fees	Travel allowance	Total
	(US$ million)
D C Brink	52,332	42,130	5,200	99,662
M Feldberg	57,200	49,700	10,400	117,300
J E Healey	67,600	70,700	15,600	153,900
D Konar	34,889	57,340	5,200	97,429
H C Mamsch	87,535	97,041	10,400	194,976
B Radebe	37,796	9,422	5,200	52,418
A N R Rudd	74,068	47,530	7,800	129,398
F A Sonn	34,889	9,422	5,200	49,511
E van As(1)	84,126	—	5,000	89,126
K Osar	67,600	23,835	13,000	104,435
J McKenzie	37,796	8,637	5,200	51,633
D C Cronje(2)	131,344	—	2,600	133,944

	767,175	415,758	90,800	1,273,733

(1)
Includes board fees received by Mr van As for the period September 2007 to March 2008. Mr van As also received consulting fees of US$16,825 for the same period not included in the above.

(2)
Appointed in January 2008.

(3)
Appointed in January 2010.

(4)
Appointed in February 2010.

(5)
Appointed in August 2010.

(6)
Resigned in December 2009.

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

        Bonus and performance related payments are based on corporate and individual performance. Under this, executives may be awarded up to 116% of their annual salary if group and personal performance objectives as agreed by the Remuneration Committee are met. Bonuses relate to amounts paid in the current year, but based on the previous year's performance.

        Average exchange rates for the year concerned are again applied in the tables in converting the currency of payment into US Dollars.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

34.  DIRECTORS' REMUNERATION (Continued)

Executive Directors(1)

	2010
Director	Salary	Prior Year bonuses and performance related payments(2)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Total
	(US$ million)
R J Boëttger(3)	710,148	—	7,605	206,244	923,997
M R Thompson(3)	339,708	—	9,280	117,927	466,915

	1,049,856	—	16,885	324,171	1,390,912

	2009
Director	Salary	Prior Year bonuses and performance related payments(2)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Total
	(US$ million)
R J Boëttger	551,185	347,548	—	171,550	1,070,283
M R Thompson	261,921	102,582	357	152,230	517,090

	813,106	450,130	357	323,780	1,587,373

	2008
Director	Salary	Prior Year bonuses and performance related payments(2)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Total
	(US$ million)
R J Boëttger	669,955	204,705	—	191,327	1,065,987
M R Thompson	299,113	180,552	433	99,688	579,786

	969,068	385,257	433	291,015	1,645,773

(1)
Executive directors are paid remuneration packages which aim to be competitive in the countries in which they live and work, and they are generally paid in the currency of those countries.

(2)
Bonuses and performance related payments are in respect of the previous year's performance paid in the current year.

(3)
R J Böettger and M R Thompson both received a 7% salary increase on their South African salary portion (70% of total salary), and no increase in their offshore portion (30% of total salary). R J Böettger's salary, in US$ terms, increased by 28.8% from 2009 to 2010, similarly, M R Thompson's salary increased by 29.7% due to the strengthening of the ZAR to the US$ and the forfeiture of one months salary in 2009.

Details of directors' service contracts

        The executive directors have service contracts with notice periods of 2 years or less. These notice periods are in line with international norms for executive directors.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

34.  DIRECTORS' REMUNERATION (Continued)

        Other than the non-executive chairman, D C Cronje, none of the other non-executive directors has service contracts with the company.

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

	2010			2009
	Direct Interests		Indirect Interests	Direct Interests		Indirect Interests
Director	Beneficial	Vested Obligations to Purchase or Repay Loans	Beneficial	Beneficial	Vested Obligations to Purchase or Repay Loans	Beneficial
Non-Executive Directors
D C Brink	—	—	—	—	—	22,000
R Thummer	7,542	—	—	7,542	—	—
M V Moosa(1)	—	—	626,998	—	—	—
Executive Directors
M R Thompson	20,517	72,600	—	20,517	89,100	—
R J Boëttger	85,000	—	—	85,000	—	—

TOTAL	113,059	72,600	626,998	113,059	89,100	22,000

(1)
M V Moosa holds 31.8% share of Lereko Investments (Pty) Ltd which holds a total of 1,971,693 Sappi Limited shares as part of the BEE Transaction described in note 28 and note 17.

        There have been no changes in the direct or indirect beneficial interests of the directors and their associates between fiscal year end and the date of this report.

Directors' interests in contracts

        Other than M V Moosa's interest in the BEE Transaction described above, note 28 and note 30, the directors have certified that they did not have any material interest in any significant transaction with either the company or any of its subsidiaries.

        M V Moosa was appointed a director of the company after the conclusion of the latest BEE Transaction. Other than MV Moosa's interest in the BEE Transaction there are no other conflicts of interest with regard to directors' interests in contracts.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

36.     DIRECTORS' PARTICIPATION IN THE SAPPI LIMITED SHARE INCENTIVE TRUST (SCHEME) AND THE SAPPI LIMITED PERFORMANCE SHARE INCENTIVE TRUST (PLAN)

Executive Directors

	R J Boëttger		M R Thompson		Total 2010	Total 2009
	Allocated price	No of shares	Allocated price	No of shares	No of shares	No of shares
Outstanding at beginning of year
Number of shares held		484,000		484,000	968,000	339,000

Issue 26			R 77.97	33,000
Issue 27			R 62.34	33,000
Issue 28a			R 47.08	39,600
Issue 29			R 46.51	39,600
Performance shares 30(1)			R 11.06	52,800
Performance shares 30a(1)			R 11.06	110,000
Performance shares 31a(1)	R 11.06	220,000
Performance shares 32	R 11.06	110,000	R 11.06	88,000
Performance shares 34		154,000		88,000

Offered and accepted during the year
Performance shares 35		195,000		120,000	315,000	648,800

Paid for during the year
Number of shares		—		—	—	(16,500)

Returned, lapsed and forfeited during the year
Number of shares		—		(195,800)	(195,800)	(3,300)

Outstanding at end of year
Number of shares held		679,000		408,200	1,087,200	968,000

Issue 27			R 62.34	33,000
Issue 28a			R 47.08	39,600
Issue 29			R 46.51	39,600
Performance shares 31a(1)	R 11.06	220,000
Performance shares 32(1)	R 11.06	110,000	R 11.06	88,000
Performance shares 34		154,000		88,000
Performance shares 35		195,000		120,000

Expiry dates
Issue 27			13-Feb-11
Issue 28a			30-Dec-11
Issue 29			13-Dec-12
Performance shares 31a(1)	2-Jul-11
Performance shares 32(1)	12-Dec-11		12-Dec-11
Performance shares 34	22-Dec-12		22-Dec-12
Performance shares 35	09-Dec-13		09-Dec-13

Changes in executive directors' share options, allocation shares and performance shares after year-end

(1)
Performance shares are issued when all conditions per note 28 are met. The position of participants in regard to the rights offer is also explained in note 28.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2010

36.     DIRECTORS' PARTICIPATION IN THE SAPPI LIMITED SHARE INCENTIVE TRUST (SCHEME) AND THE SAPPI LIMITED PERFORMANCE SHARE INCENTIVE TRUST (PLAN) (Continued)

Dealings in the Scheme and the Plan for the year ended September 2010

        None

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

 SAPPI

CONDENSED SAPPI LIMITED COMPANY INCOME STATEMENT

for the year ended September 2010

	Note	2010	2009
		(ZAR million)
Operating loss	1	(34)	(38)
Income from subsidiaries	2	22	—
Net finance income	3	7	21

Loss before taxation		(5)	(17)
Taxation—Current		(3)	25
—Deferred		(2)	19

Loss for the year		—	(61)

 SAPPI

CONDENSED SAPPI LIMITED COMPANY STATEMENT OF COMPREHENSIVE INCOME

for the year ended September 2010

	2010	2009
	(ZAR million)
Loss for the year	—	(61)
Other comprehensive income, net of tax	—	—

Total comprehensive income (loss) for the year	—	(61)

 SAPPI

CONDENSED SAPPI LIMITED COMPANY BALANCE SHEET

at September 2010

	2010	2009
	(ZAR million)
Assets
Non-current assets	20,697	20,424

Property, plant and equipment	1	2
Investments in subsidiaries (Annexure A)	18,177	18,142
Intercompany receivables (Annexure A)	2,453	2,199
Loan to Executive Share Purchase Trust	64	81
Deferred tax asset	2	—

Current assets	46	42

Trade and other receivables	2	8
Intercompany receivables (Annexure A)	36	34
Taxation receivable	8	—

Total assets	20,743	20,466

Equity and liabilities
Shareholders' equity	20,578	20,334

Ordinary share capital	561	537
Share premium	12,183	12,062
Non-distributable reserves	432	333
Retained earnings	7,402	7,402

Non-current liabilities
Intercompany payables (Annexure A)	66	31
Current liabilities	99	101

Trade and other payables	51	44
Intercompany payables (Annexure A)	48	42
Taxation payable	—	15

Total equity and liabilities	20,743	20,466

 SAPPI

CONDENSED SAPPI LIMITED COMPANY STATEMENT OF CHANGES IN EQUITY

for the year ended September 2010

	Number of ordinary shares	Ordinary share capital	Share premium	Ordinary share capital and share premium	Non-distributable reserves	Distributable reserves	Total equity
		(ZAR million)		(ZAR million)
Balance—September 2008	239.1	239	6,427	6,666	247	7,837	14,750
Share based payment	—	—	—	—	86	—	86
Total comprehensive loss for the year	—	—	—	—	—	(61)	(61)
Dividends*	—	—	—	—	—	(374)	(374)
Rights issue proceeds	286.8	287	5,528	5,815	—	—	5,815
Costs directly attributable to the rights issue	—	—	(302)	(302)	—	—	(302)
Issue to M-real	11.2	11	409	420	—	—	420

Balance—September 2009	537.1	537	12,062	12,599	333	7,402	20,334
Share based payment	—	—	—	—	99	—	99
Total comprehensive income (loss) for the year	—	—	—	—	—	—	—
Share issue—BEE Transaction	24.3	24	122	146	—	—	146

Balance—September 2010	561.4	561	12,184	12,745	432	7,402	20,579

*
Dividends relate to the previous financial year's earnings but were declared subsequent to year end.

 SAPPI

CONDENSED SAPPI LIMITED COMPANY CASH FLOW STATEMENT

for the year ended September 2010

	2010	2009
	(ZAR million)
Loss before interest and taxation	(34)	(38)
Adjustments:
Dividends received pre-acquisition	—	82
Subsidiary transactions	(28)	306
Other	25	13

Cash generated from (utilised in) operations	(37)	363
Movement in working capital	13	(82)
Net finance income	7	21
Taxation paid	(20)	(23)
Dividends paid	—	(374)

Cash utilised in operating activities	(37)	(95)
Decrease in non-current assets	16	—
Increase in investments	—	(5,493)
Increase in equity and reserves	21	5,513
Proceeds from share option deliveries	—	75

Net movement in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of year	—	—

Cash and cash equivalents at end of year	—	—

SAPPI

NOTES TO THE CONDENSED SAPPI LIMITED COMPANY FINANCIAL STATEMENTS

for the year ended September 2010

1.     OPERATING LOSS

        The operating loss is arrived at after taking into account the items detailed below:

	2010	2009
	(ZAR million)
Depreciation	1	2
Technical and administrative services paid other than to bona fide employees of the company	5	10
Auditors' remuneration	13	12

—fees for audit and related services	9	8
—fees for other services	4	4
—fees for Acquisition and related services	—	—

Directors remuneration	21	19
Staff costs	119	96
Management fees received from subsidiaries	227	211
Impairment of investment	—	—

2.     INCOME FROM SUBSIDIARIES

	2010	2009
	(ZAR million)
Dividends received from subsidiaries	22	82
Less: Pre-acquisition portion	—	(82)

	22	—

3.     NET FINANCE INCOME

	2010	2009
	(ZAR million)
Interest paid	—	—
Interest received	4	35
Net foreign exchange gains (losses)	3	(14)

	7	21

4.     COMMITMENTS

	2010	2009
	(ZAR million)
Operating leases and rentals
Payable within one year	1	1
Payable within two to five years	—	1

	1	2

SAPPI
NOTES TO THE CONDENSED SAPPI LIMITED COMPANY FINANCIAL STATEMENTS
for the year ended September 2010 (Continued)

5.     CONTINGENT LIABILITIES

	2010	2009
	(ZAR million)
Guarantees and liabilities	13,747	20,581

6.     BASIS OF PREPARATION

        The annual financial statements from which these condensed financial statements have been derived have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.