Form 20-F
period 2011-10-02
SAPPI LTD
filed 2011-12-15
CIK 1072483

Use these links to rapidly review the document
TABLE OF CONTENTS
SAPPI FINANCIAL INDEX

As filed with the Securities and Exchange Commission on December 15, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended October 02, 2011 OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
SappiCorpFinance@sappi.com
Fax +27 11 403 8854
Sappi Limited
P.O. Box 31560,
Braamfontein, 2017, South Africa

(Name, Telephone, E-mail and / or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

American Depositary Shares, evidenced by
American Depositary Receipts, each representing
1 Ordinary Share
Ordinary Shares, par value R1.00 per Share*
(Title of each class)

New York Stock Exchange
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

YES ☐            NO ☐

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

ITEM 17 ☐            ITEM 18 ☐

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

  •
  References to the "2009 Refinancing" are to the refinancing that we implemented in August 2009 which was comprised of the following transactions: (a) the issuance of the 2014 Notes; (b) the refinancing of a bank syndicated loan of €400 million which was replaced by a €400 million OeKB Term Loan Facility (which has been repaid in full in connection with the 2011 Refinancing); and (c) the refinancing of a €600 million revolving credit facility which was replaced by our existing €209 million Revolving Credit Facility;

  •
  References to the "2011 Refinancing" are to the refinancing that we implemented in April 2011 which was comprised of the following transactions (a) the issuance of the 2018 and 2021 Notes (b) the redemption of the remaining US$350 million 2012 Notes, (c) the repayment of €200 million of the outstanding borrowings under our OeKB Term Loan Facility and (d) the increase of our existing undrawn revolving credit facility from €209 million to €350 million and maturity extension from 2012 to 2016;

  •
  References to the "2012 Notes" are to our US$500 million 6.75% unsecured guaranteed notes due 2012;

  •
  References to the "2018 Notes" are to our €250 million 6.625% senior secured notes due 2018, issued in connection with the 2011 Refinancing;

  •
  References to the "2021 Notes" are to our US$350 million 6.625% senior secured notes due 2021, issued in connection with the 2011 Refinancing;

  •
  References to the "2014 Notes" are to our €350 million 11.75% and US$300 million 12.00% senior secured notes due 2014, issued in connection with the 2009 Refinancing;

  •
  References to the "2032 Notes" are to our US$250 million 7.50% unsecured guaranteed notes due 2032;

  •
  References to the "Revolving Credit Facility" are to our €350 million Revolving Credit Facility maturing in 2016, as amended and restated in the 2011 Refinancing;

  •
  References to "BEE" are to Broad-Based Black Economic Empowerment, or Black Economic Empowerment, which arises as a result of the following South African legislation: the Employment Equity Act (No. 55 of 1998); the Skills Development Act (No. 97 of 1998); the Preferential Procurement Policy Framework Act (No. 5 of 2000); and the Broad Based Black Economic Empowerment Act (No. 53 of 2003).

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

  •
  References to "UK pounds sterling", "GBP" and "£" are to United Kingdom pounds sterling, the currency of the United Kingdom;

  •
  References to "m2" are to square meters and references to "hectares" or "ha" are to a land area of 10,000 square meters or approximately 2.47 acres;

  •
  References to "tons" are to metric tons (approximately 2,204.6 pounds or 1.1 short tons);

  •
  References to "market share" are based upon sales volumes in a specified geographic region during the fiscal year ended October 2, 2011;

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

ACCOUNTING PERIODS AND PRINCIPLES

        Our financial year end is on the Sunday closest to the last day of September. Accordingly the last three financial years were as follows:

  •
  27 September 2010 to 02 October 2011 (53 weeks)

  •
  28 September 2009 to 26 September 2010 (52 weeks)

  •
  29 September 2008 to 27 September 2009 (52 weeks)

v

        Unless otherwise specified, all references in this Annual Report to a "fiscal year", "year ended", "fiscal 2011", "fiscal 2010", and "fiscal 2009", or "the year ended September 2011", "the year ended September 2010" or "the year ended September 2009" of Sappi Limited refer to the fiscal periods as above.

        Our annual financial statements as of September 2011 and 2010 and for each of the three years in the period ended September 2011 are hereinafter referred to as the Group Annual Financial Statements and have been included elsewhere in this Annual Report. Our Group Annual Financial Statements have been prepared in conformity with IFRS.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

        We publish our Group Annual Financial Statements and all financial data presented in this Annual Report in US dollars on a nominal (non-inflation adjusted) basis. For information regarding the conversion of certain financial information to US dollars in fiscal 2011, 2010 and 2009, see note 2 to our Group Annual Financial Statements included elsewhere in this Annual Report and "Item 5—Operating and Financial Review and Prospects—Currency Fluctuations".

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

  •
  the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or other strategic initiatives, and achieving expected savings and synergies; and

  •
  currency fluctuations.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

Selected Financial Data

        The selected financial data set forth below as of September 2011, 2010 and for each of the three years ended September 2011 has been derived from our Group Annual Financial Statements and the notes thereto, which are included elsewhere in this Annual Report. The selected financial data set forth below as of September 2009, 2008 and 2007 and for the two years ended September 2008, has been derived from our Group Annual Financial Statements for such periods which are not presented herein.

	Year Ended September
	2011	2010	2009	2008	2007
	(US$ million, except per share data)
Group Income Statement Data:
Sales(1)	7,286	6,572	5,369	5,863	5,304
Operating profit (loss)	86	341	(73)	314	383
(Loss) profit for the year	(232)	66	(177)	102	202
Basic (loss) earnings per share (US cents)	(45)	13	(37)	28	56
Diluted (loss) earnings per share (US cents)	(45)	13	(37)	28	55
Dividends per share (US cents)	—	—	—	16	32

	Year Ended September
	2011	2010	2009	2008	2007
	(US$ million)
Group Balance Sheet Data:
Total assets	6,308	7,184	7,297	6,109	6,344
Net assets	1,478	1,896	1,794	1,605	1,816
Total long-term interest-bearing borrowings	2,289	2,317	2,726	1,832	1,828
Shareholders' equity	1,478	1,896	1,794	1,605	1,816

	Year Ended September
	2011	2010	2009	2008	2007
	(US$ million, except number of shares data)
Other Information:
Operating profit excluding special items(2)	404	339	33	366	313
EBITDA excluding special items(2)	821	752	431	740	688
Weighted average number of ordinary shares in issue (in million)(3)	519.9	516.7	482.6	362.2	360.6
Number of ordinary shares in issue at fiscal year end (in million)(3)	520.5	519.5	515.7	229.2	228.5

(1)
Sales are defined in note 2.2.11 to our Group Annual Financial Statements included elsewhere in this Annual Report.

(2)
In compliance with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled operating profit excluding special items to (loss) profit for the year and EBITDA excluding special items rather than operating profit and EBITDA excluding special items to (loss) profit for the year.

  Operating profit excluding special items represents profit (loss) for the year before taxation charge (benefit), net finance costs, and special items. EBITDA excluding special items represents profit (loss) for the year before taxation charge (benefit), net finance costs, depreciation and amortization, and special items.

  Net finance costs include: finance costs, finance income, net foreign exchange gains and net fair value gain or loss on financial instruments. See the Group Income Statement, included elsewhere in this Annual Report, for an explanation of the computation of net finance costs.

  Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, plant and equipment, investments and businesses, asset and investment impairments and reversals, restructuring provisions raised, integration costs related to acquisitions, insurance recoveries, fires, flood, storm and related events, plantation price fair value adjustment, alternative fuel mixture tax credits and the BEE transaction charge.

  We use operating profit excluding special items and EBITDA excluding special items as internal measures of performance to benchmark and compare performance, both between our own operations and as against other companies. Operating profit excluding special items and EBITDA excluding special items are used as measures by the Group, together with measures of performance under IFRS, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe operating profit excluding special items and EBITDA excluding special items are useful measures of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because it facilitates operating performance comparisons from period to period and company to company. For these reasons, we believe operating profit excluding special items, EBITDA excluding special items and similar measures are regularly used by the investment community as a means of comparison of companies in our industry.

  Different companies and analysts may calculate operating profit excluding special items and EBITDA excluding special items differently, so making comparisons among companies on this basis should be done very carefully. Operating profit excluding special items and EBITDA excluding special items are not measures of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company's operations in accordance with IFRS.

  The following table reconciles operating profit excluding special items and EBITDA excluding special items to (loss) profit for the year.

	Year Ended September
	2011	2010	2009	2008	2007
	(US$ million)
(Loss) profit for the year	(232)	66	(177)	102	202
Taxation charge (benefit)	11	20	(41)	86	47
Net finance costs	307	255	145	126	134

Operating profit (loss)	86	341	(73)	314	383
Special items-losses (gains)	318	(2)	106	52	(70)

Operating profit excluding special items	404	339	33	366	313

(Loss) profit for the year	(232)	66	(177)	102	202
Taxation charge (benefit)	11	20	(41)	86	47
Net finance costs	307	255	145	126	134
Depreciation and amortization	417	413	398	374	375
Special items-losses (gains)	318	(2)	106	52	(70)

EBITDA excluding special items	821	752	431	740	688

Special Items(a):
Plantation price fair value adjustment	16	(31)	67	(120)	54
Restructuring provisions raised	135	46	34	41	7
(Profit) loss on disposal of property, plant & equipment	(1)	(5)	(1)	(5)	26
Impairments (reversals) of assets and investments	167	(10)	79	119	—
Alternative fuel mixture tax credits	—	(51)	(87)	—	—
Integration costs	—	—	3	—	—
BEE transaction charge	5	23	—	—	—
Insurance recoveries	(10)	1	—	—	—
Fire, flood, storm and related events	6	25	11	17	(17)

Total Special items	318	(2)	106	52	(70)

(a)
See "Item 5 Operating and Financial Review and Prospects—Operating Results" for a discussion of special items.
(3)
Net of Treasury shares, which include "A" ordinary shares, as described in note 17 to our Group Annual Financial Statements included elsewhere in this Annual Report.

 Risk Factors

        In addition to other information contained in this Annual Report, you should carefully consider the following factors before deciding to invest in our ordinary shares and American Depository Shares ("ADSs"). However, the risks and uncertainties our Company faces are not limited to those described below. There may be additional risks that we do not currently know of, or that we currently deem immaterial based on information available to us, which may also adversely affect our business. Our business, financial condition and results of operations could be materially adversely affected by any of these risks, resulting in a decline in the trading price of our ordinary shares and ADSs.

Risks Related to Our Industry

We operate in a cyclical industry, which has in the past resulted in substantial fluctuations in our results.

        The markets for our pulp and paper products are commodity markets to a significant extent and are significantly affected by changes in industry capacity and output levels and by cyclical changes in the world economy. As a result of periodic supply and demand imbalances in the pulp and paper industry, these markets historically have been highly cyclical, with volatile pulp and paper prices.

        In addition, recent turmoil in the capital and credit markets, coupled with the uncertainty created by the sovereign debt crises, has led to the decreased availability of credit, which is having an adverse effect on the world economy and consequently has already affected, and may continue to adversely affect the markets for our products through either a decrease in demand and/or a decrease in achievable selling prices. The timing and magnitude of demand and price increases or decreases in the pulp and paper market have generally varied by region and by type of pulp and paper.

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

        The majority of our woodfree paper sales consist of sales to merchants. However, the pricing of products for merchant sales can generally be changed with between 30 to 90 days' advance notice to the merchant. Sales to converters may be subject to longer notice periods for price changes. Such notice periods generally would not exceed 6 to 12 months. In southern Africa, we have entered into longer-term fixed-price agreements of between 6 to 12 months duration for primarily packaging paper and newsprint sales with domestic customers. Such agreements accounted for approximately 5% of consolidated sales during fiscal 2011.

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

        We compete against a large number of pulp and paper producers located around the world. A recent trend towards consolidation in the pulp and paper industry has created larger, more focused pulp and paper companies. Some of these companies benefit from greater financial resources or operate mills that are lower cost producers of pulp and paper products than our mills, or are government subsidized. Some of our competitors have advantages over us, including lower raw material, energy and labor costs and fewer environmental and governmental regulations to comply with. As a result, we cannot assure you that each of our mills will remain competitive. Furthermore, we cannot assure you that we will be able to take advantage of consolidation opportunities which may arise, or that any failure to exploit opportunities for growth would not make us less competitive. Increased competition, including a decrease in import duties in accordance with the terms of free trade agreements, could cause us to lose market share, increase expenditures or reduce pricing, any of which could have a material adverse effect on the results of our operations. In addition, competition may result from our inability to increase the selling prices of our products sufficiently or in time to offset the effects of increased costs which could lead to a loss in market share and aggressive pricing by competitors may force us to decrease prices in an attempt to maintain market share.

Global economic conditions could adversely affect our business, results of operations and financial condition.

        During the latter half of fiscal 2008 and during fiscal 2009, demand for our paper products declined and pulp prices and demand decreased due to the effects of a global economic recession. This recession was due to the subprime mortgage crisis, which originated in the US, and lead to slower economic activity, inflation and deflation concerns, reduced corporate profits, reduced and/or canceled capital spending, adverse business conditions and liquidity concerns resulting in significant recessionary pressures, increased unemployment and lower business and consumer confidence. These trends have negatively impacted our results of operations during fiscal 2009. Despite the aggressive measures taken by governments and central banks thus far, the economic recovery has been extremely slow. Also, a significant risk remains that these measures may not prevent the global economy from falling back into an even deeper and longer lasting recession or even a depression. In addition, the current turmoil in the sovereign debt markets as a result of the European debt crisis has resulted in market uncertainty generally and in worsening economic conditions particularly in Europe.

        Even though our operational results improved during fiscal 2010 and continued to improve during fiscal 2011, we are still negatively impacted by the slow recovery of the world economies, and the results our European business have been adversely affected by the worsening economic conditions in Europe in the last two quarters of fiscal 2011. Furthermore, we are unable to predict the timing or rate of any recovery. Finally, we cannot predict the timing or duration of any other downturn in the economy that may occur in the future.

The availability and cost of insurance cover can vary considerably from year to year as a result of events beyond our control, and this can result in us paying higher premiums and periodically being unable to maintain the levels or types of insurance carried.

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

        We successfully negotiated the renewal of our 2011 insurance cover at rates similar to those of 2010. Self-insured retention for any one property damage occurrence is EUR 20.5 million, with an annual aggregate of EUR 33 million. We are unable to predict whether past or future events will result in more or less favorable terms for 2012. For property damage and business interruption, there generally does not seem to be cost effective cover available to full value.

        From fiscal 2011 our property damage insurance policy is euro denominated as most of our assets are based in euro denominated jurisdictions.

        Sappi places the insurance for its plantations on a stand-alone basis into international insurance markets. While the impact of fires on our plantations in fiscal 2011 was substantially less than that in fiscal years 2007 through 2010, we are unable to assure you that this will remain so for the foreseeable future.

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

        Consumer preferences may change as a result of the availability of alternative products or of services including less expensive product grades, or as a result of environmental activist pressure from consumers. In addition, trends in advertising, electronic data transmission and storage and the internet could have adverse effects on traditional print media and other paper applications, including our products and those of our customers. While neither the exact timing nor the extent of those trends can be predicted with certainty, competition from electronic media, for example, has led to weaker demand for certain of our products in some of our markets. Any such changes in consumer preferences or other trends could negatively impact the consumption of our products and consequently, could have a material and adverse impact on our results of operations.

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

        Although we actively strive to ensure that our facilities comply with all applicable environmental laws and permits required for our operations, we have in the past been, and may in the future be, subject to governmental enforcement actions for failure to comply with environmental requirements. Impacts from historical operations, including the land disposal of waste materials, or our own activities may require costly investigation and cleanup. In addition, we could become subject to environmental liabilities resulting from personal injury, property damage or natural resources damage. Expenditures to comply with future environmental requirements and the costs related to any potential environmental liabilities and claims could have a material adverse effect on our business and financial condition.

        We expect to continue to incur significant expenditures and may face operational constraints to maintain compliance with applicable environmental laws, to upgrade pollution control equipment at our mills and to meet new regulatory requirements, including those in the United States, southern Africa and Europe. For example, under new benchmarks for the allocation of emissions rights pursuant to European Union regulations governing the reduction of greenhouse gas emissions we expect to fall short of emission rights from 2013, which is currently estimated to result in costs for extra emission rights estimated at EUR 14 million per annum.

        For further information, see "Item 4—Information on the Company—Environmental and Safety Matters".

Risks Related to Our Business

Our significant indebtedness may impair our financial and operating flexibility.

        Our significant level of indebtedness and the terms of our indebtedness could negatively impact our business and liquidity. As of September 2011, our net interest bearing debt (long-term and short-term interest bearing debt plus overdraft, less cash on hand) was US$2,100 million. While reduction of our indebtedness is one of our priorities, opportunities to grow within our businesses will continue to be evaluated, and the financing of any future acquisition or capital investment may include the incurrence of additional indebtedness.

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

  •
  we may have higher levels of indebtedness than certain of our competitors, which may place us at a competitive disadvantage;

  •
  we may be more vulnerable to economic downturns and adverse changes in our business;

  •
  our ability to withstand competitive pressure may be more limited; and

  •
  certain of our financing arrangements contain covenants and conditions that may restrict the activities of certain Group companies.

        Our ability to refinance our debt, incur additional debt, the terms of our existing and additional debt and our liquidity could be affected by a number of adverse developments. In the third quarter of fiscal 2008, the global debt markets were subject to significant pressure triggered by the collapse of the sub-prime mortgage market in the U.S. This liquidity crunch continued through calendar 2009, leading to unprecedented volatility in the financial markets, an acute contraction in the availability of credit, including in interbank lending, and the failure of a number of leading financial institutions. Although this situation improved somewhat during the 2010 and 2011 fiscal year, there is no assurance that the situation will not deteriorate in the future, including as a result of continued or renewed turmoil in the sovereign debt markets, which could result in tight credit restrictions and credit being available only at premium.

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

        We are subject to South African exchange controls, which may restrict the transfer of funds directly or indirectly between our subsidiaries or between the parent company and our subsidiaries and can restrict activities of our subsidiaries. See "Item 10—Additional Information—Exchange Controls". We may also incur tax costs in connection with these transfers of funds. These exchange controls have affected the geographic distribution of our debt. As a result, acquisitions in the United States and Europe were typically financed with indebtedness incurred by companies in those regions. As a consequence, our ability or the ability of any of our subsidiaries to make scheduled payments on their debt will depend on its financial and operating performance, which will depend on various factors beyond our control, such as prevailing economic and competitive conditions. If we, or any of our subsidiaries, are unable to achieve operating results or otherwise obtain access to funds sufficient to enable us to meet our debt service obligations, we could face substantial liquidity problems. As a result, we might need to delay investments or dispose of material assets or operations. The timing of and the proceeds to be realized from any such disposition would depend upon circumstances at the time.

We require a significant amount of financing to fund our business and our ability to generate sufficient cash depends on many factors, some of which are beyond our control.

        Our ability to fund our working capital, capital expenditure and research and development requirements, to engage in future acquisitions, to make payments on our debt, to fund post-retirement benefit programs and to pay dividends will depend upon our future operating performance. Our principal sources of liquidity are cash generated from operations and availability under our credit facilities and other debt arrangements. For example, we are currently expanding our chemical cellulose capacity in South Africa and North America and expect to finance the corresponding capital expenditures primarily through internally generated funds. Our ability to generate cash depends, to some extent, on general economic, financial, competitive, market, regulatory and other factors, many of which are beyond our control. Our cash flow from operations may be adversely impacted by a downturn in worldwide economic conditions, which would result in a decline in global demand for our products, such as the current decline in demand in Europe, and a softening of prices for some of our products.

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

We may not be successful in implementing, or may not realize all the expected benefits from, our strategic initiatives.

        As part of our overall business strategy, we are in the process of implementing a series of strategic initiatives to improve profitability, including mill closures and other cost saving initiatives, measures to enhance productivity and an expansion of our chemical cellulose capacity. Any future growth, cost savings or productivity enhancements that we realize from such efforts may differ materially from our estimates, or we may not be able to successfully implement part or all of our initiatives. In addition, any cost savings or productivity enhancements that we realize may be offset, in whole or in part, by reductions in pricing or volume, or through increases in other expenses, including raw material, energy or personnel, or the demand for chemical cellulose may decline. We cannot assure you that these initiatives will be completed as anticipated or that the benefits we expect will be achieved on a timely basis or at all.

Continued volatility in equity markets and declining yields or defaults in the bond markets could adversely affect the funded status and funding needs of our post-employment defined benefit funds.

        Several global economic factors currently in force make the general outlook for the forthcoming fiscal years uncertain. The equity and bond markets (including sovereign debt markets) may remain volatile and move in uncertain and unusual ways in the forthcoming fiscal years leading to significant swings in the value of the assets and liabilities of our funded and unfunded defined benefit schemes.

        Generally, but not always, rising corporate bond yields reduce our net balance sheet liabilities whereas falling bond yields increase our net balance sheet liabilities. As a result of movements in global equity and bond markets during fiscal 2011, the funded status of our post-employment benefit arrangements has deteriorated very slightly since the end of fiscal 2010. The risk exists that equity and bond markets will deteriorate if the global economic climate worsens, which could negatively affect the funded status of our post-employment defined benefit arrangements. In addition, volatility in our net balance sheet liabilities resulting from the relative change in the value of assets and liabilities may be further enhanced by investment strategies resulting in exposure to various classes of assets.

        Existing and potential changes in statutory minimum requirements may also affect the amount and timing of funding to be paid by us. Most funding requirements consider yields on assets such as government bonds or interbank interest rate swap curves, depending on the basis. Although recent statutory easements in the pace of funding on these bases have provided some contribution relief to us, as long as yields on these asset classes remain low, we expect to have to pay additional contributions to meet onerous minimum funding targets, which could adversely affect our financial position and results of operations.

        In addition, our pension and post-retirement funds hold various sovereign bonds as part of their fund assets, including Italian index-linked treasuries and sovereign bonds issued by Austria, Belgium, France, Germany, South Africa, the United Kingdom and the United States of America. Any significant decline in value or default of such securities, including in the context of the current European sovereign debt crisis, could negatively affect the funded status of our post-employment defined benefit arrangements.

Fluctuations in the value of currencies, particularly the Rand and the euro in relation to the US dollar, have in the past had, and could in the future have, a significant impact on our earnings in these currencies.

        Exchange rate fluctuations have in the past, and may in the future, affect the competitiveness of our products in relation to the products of pulp and paper companies based in other countries.

        Fluctuations in the exchange rate between currencies, particularly the Rand and euro in relation to the US dollar, have in the past and could in the future significantly affect our earnings, inter alia, the competitiveness of our exports, depressing landed prices of imported competitors' products, and increasing the costs of our raw materials.

        Since the adoption of the euro by the European Union on January 1, 1999 (when the euro was trading at approximately US$1.18 per euro), it has fluctuated against the US dollar, reaching a low of approximately US$0.83 per euro in October 2000 before trading at approximately US$1.34, US$1.35 and US$1.47 per euro at the end of fiscal 2011, 2010 and 2009, respectively.

        In recent years, the value of the Rand against the US dollar has fluctuated considerably, moving against the US dollar from a low of approximately R13.90 per US dollar in December 2001 to approximately R8.10, R7.02 and R7.41 per US dollar at the end of fiscal 2011, 2010 and 2009, respectively.

        For further information, see notes 2 and 29 to our Group Annual Financial Statements included elsewhere in this Annual Report and "Item 5—Operating and Financial Review and Prospects—Currency Fluctuations".

There are risks relating to the countries in which we operate that could impact our earnings or affect your investment in our Company.

        We own manufacturing operations in five countries in Europe, two states in the United States and in South Africa, have an investment in a joint venture in China and own plantations in South Africa and Swaziland. As a result, our operations are subject to various economic, fiscal, monetary, regulatory, operational and political conditions. Our presence in these countries exposes us to risks such as material changes in laws and regulations, political, financial and social changes and instabilities, exchange controls, risks related to relationships with local partners and potential inconsistencies between commercial practices, regulations and business models in different countries. The occurrence of such events could have an adverse effect on our business, results of operations and financial condition.

        For further information see "Item 5—Operating and Financial Review and Prospects—South African Economic and Political Environment" and "Item 10—Additional Information—Exchange Controls".

The inability to recover increasing input costs through increased prices of our products has had, and may continue to have, an adverse impact on our profitability.

        The selling prices of the majority of the products we manufacture and the purchase prices of many of the raw materials we use, generally fluctuate in correlation with global commodity cycles. We have in the past experienced, and may in the future experience, increasing costs of a number of raw materials due to global trends beyond our control.

        Electricity generation companies are competing for the same raw material, namely wood and wood chips, in the same markets as us, driving prices upwards, especially during winter in the Northern hemisphere. Although oil prices have decreased from the historical highs of 2008, they could return to high levels in the foreseeable future because of, among other things, political instability in the oil-producing regions of the world. Recent political developments in North Africa and the Middle East have led to the highest crude oil prices since 2008. This impacts the oil-based commodities required by our business in the areas of energy (including electricity), transport and chemicals.

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

        We require substantial amounts of oil-based chemicals, fuels and other raw materials for our production activities and transport of our timber products. We rely partly upon third parties for our supply of the energy resources and, to a certain extent, timber, which are consumed in our operations. The prices for and availability of these energy supplies and raw materials may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, worldwide price levels and market conditions. For example, energy costs for our Southern African operations have risen sharply in recent years which has had a significant impact on profitability in the region.

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

        The prices of various sources of energy supplies and raw materials have significantly increased in the past, and may in the future further increase significantly from current levels. An increase in energy and raw material prices could materially adversely affect our results of operations, plantation valuation and financial condition.

A limited number of customers account for a significant amount of our revenues.

        We sell a significant portion of our products to several major customers, including PaperlinX, Igepa, Xpedx and Antalis. During fiscal 2010 and 2011, no single customer individually represented more than 10% of our total sales. However, we cannot assure you that sales to these major customers, or any other customers not listed above, will not exceed 10% of our total sales in the future. As a significant portion of our sales revenue is generated through sales to our major customers, any adverse development affecting our major customers or our relationships with our major customers could have an adverse effect on our credit risk profile, our business and results of operations.

        For further information see "Item 4—Information on the Company—Sappi Fine Paper—Marketing and Distribution—Customers" and "Item 4—Information on the Company—Sappi Southern Africa—Marketing and Distribution—Customers".

The recent global liquidity and credit crises could have a negative impact on our major customers, which in turn could materially adversely affect our results of operations and financial position.

        The global liquidity and credit crises continue to have a negative impact on businesses around the world. The impact of these crises on our major customers cannot be predicted and may be quite severe. A disruption in the ability of our significant customers to access sources of liquidity could cause serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in their future orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and financial position.

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

        For example, during the 2011 wage negotiations with the southern African labor unions, most of our unionized employees participated in a strike action which affected a number of industries, including (but not limited to) the pulp and paper, chemical and transport industry. The strike action lasted for approximately three weeks and impacted our production and shipment capabilities, culminating in a loss of turnover. Furthermore, the settlement as agreed with the labor unions and our employees will require us to incur above inflation salary and wage increases for all unionized employees.

        Any further strike actions or other labor disruptions, or any related negotiations that result in onerous terms for us may have an adverse effect on our business and profitability.

The prevalence of HIV/AIDS, specifically in Africa, exposes us to certain risks which may have an adverse effect on our southern African operations.

        The southern African region has one of the highest infection rates of HIV/AIDS in the world. Although we initiated in the early 1990's a comprehensive HIV/AIDS management program to address the effects of the disease and its impact on our employees and our business, our operations, and in specific our southern African operations, continue to be exposed to certain risks related to the HIV/AIDS pandemic. We incur and will continue to incur costs related to the prevention, detection and treatment of the disease. Also, we cannot guarantee that any current or future management program will be successful in preventing or reducing the infection rate amongst our employees and any potential effect thereof on the mortality rate. We may therefore be exposed to lost workers' time associated with the disease and a potential loss of skill which may adversely affect our operations.

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

        The principal trading market for our ordinary shares is on the exchange operated by the JSE Limited ("JSE") (formerly known as the Johannesburg Stock Exchange). Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major international markets. In fiscal 2011, 469 million of our ordinary shares were traded on the JSE and 6.3 million ADSs were traded on the New York Stock Exchange. The relatively low liquidity of shares traded on JSE Limited could affect your ability to sell ordinary shares.

        For further information, see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders", "Item 9—The Offer and Listing—Offer and Listing Details" and "Item 9—The Offer and Listing—Markets".

Significant shareholders may be able to influence the affairs of our Company.

        Although our investigation of beneficial ownership of our shares identified only one beneficial owner of more than 5% of our ordinary shares, holding approximately 10.6%, as shown in our shareholders' register on September 30, 2011, the four largest shareholders of record, all of which are nominees that hold shares for a multitude of beneficial owners, owned approximately 89.3% of our ordinary shares as of September 30, 2011. These significant potential voting blocks of nominee registered shareholders may have the power to influence voting decisions for the shares they hold.

        See "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders".

Risks Related to Our Indebtedness

To service our indebtedness, we will require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.

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

If we default under our debt covenants, we may not be able to meet our payment obligations.

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

        In addition, certain of our credit facilities require us to comply with certain covenants and specified financial covenants and ratios. Our ability to comply with these covenants and restrictions may be affected by events beyond our control. These include prevailing economic, financial and industry conditions. If we breach any of these covenants or restrictions, we could be in default under the credit facilities and other indebtedness. This would permit (as a result of a cross-default in certain cases) the lending banks and or our bondholders under our credit facilities to take certain actions, including declaring all amounts that we have borrowed to be due and payable, together with accrued and unpaid interest. Any acceleration of our credit facilities would cause a cross-acceleration of our 2014 Bonds, 2018 Bonds and 2021 Bonds. The lending banks could also refuse to extend further credit under their facilities. If we are unable to repay our debt to the lending banks and or the bondholders, they could proceed against any collateral that secures the debt under the credit facilities and our bonds. If we are unable to make payments on time or refinance our indebtedness, or if our debt or any other material financing arrangement that we enter into is accelerated, this could have a material adverse effect on our business and financial condition.

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

        Sappi Limited was founded and incorporated in 1936 in South Africa and is a corporation organized under the Companies Act No.71 of 2008, as amended, of the Republic of South Africa.

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

        In 2004 we acquired 34% of Jiangxi Chenming Paper Company Limited, a company incorporated in the People's Republic of China. The joint venture commissioned a coated mechanical paper machine with a capacity of 350,000 tons per annum, a mechanical pulp mill with a capacity of 187,000 tons per annum and a de-inked pulp mill with a capacity of 136,000 tons per annum during 2005.

        In August 2006, we announced the expansion of the existing capacity at Sappi Saiccor in South Africa, where chemical cellulose products are produced. The capacity of the mill was increased from approximately 600,000 tons per annum to 800,000 tons per annum.

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

        On March 24, 2010, we announced a BEE transaction involving the issuance of 24.3 million Sappi shares (approximately 4.5% of Sappi Limited). The transaction empowers our South African employees, our strategic empowerment partner, Lereko Investments, and the South African communities in which we operate. The transaction was approved by our shareholders on April 29, 2010. We recorded a charge of US$23.4 million to the income statement in respect of this transaction.

        On April 19, 2010, we announced the acquisition of 14,500ha of forestry land in Mpumalanga, South Africa. The plantation will supply an additional 150,000 tons of fiber to our Ngodwana mill.

        During the second half of fiscal 2011, we ceased operations at Adamas Mill in South Africa and Biberist Mill in Switzerland. We will continue to service our affected customers from other group mills. We also announced significant restructuring and cost reduction programs in the European and southern African paper business.

        To address a long-term declining trend in coated graphic paper demand in our major markets, we plan to reposition the group in an effort to generate 60% or more of operating profit from higher margin products such as chemical cellulose and speciality casting release paper. As part of this plan we announced an investment to convert Ngodwana Mill's bleached pulp production facility to produce 210,000 tons of chemical cellulose. In November 2011 we announced the conversion of our Cloquet Mill's bleached pulp production facility to produce 330,000 tons of chemical cellulose.

        For information on our principal investments and capital expenditures, see the description of our business in "Business Overview" and "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

BUSINESS OVERVIEW

Our Business

        Sappi is a global pulp, paper and cellulose-based solutions group. We are a leading producer of coated woodfree and coated mechanical paper widely used in books, brochures, magazines, catalogues and many other print applications. We are also a leading producer of chemical cellulose, used primarily in the manufacture of viscose fiber, acetate tow, and consumer and pharmaceutical products. In addition, we produce newsprint, uncoated graphic and business papers, premium quality packaging papers, a range of coated speciality papers and a range of paper grade pulp.

Business strategy

        We endeavor to be, on a sustainable basis, the most profitable company in paper, pulp and chemical cellulose-based solutions, measured in terms of return on capital employed. Although we made further progress during the year, our performance is still well short of our objectives.

        Sappi's strategy involves four key themes, namely: continuing to optimize our better performing businesses, fixing our underperforming businesses, investing for future growth in higher margin businesses, including chemical cellulose, and achieving this within the reality of the group's balance sheet and liquidity position.

        Despite a long-term declining demand trend for graphic paper in our major markets, we believe that our graphic paper businesses will continue to be able to generate reasonable net profits and strong cash flows for the foreseeable future.

Optimizing better performing businesses

        We intend to further optimize our better performing businesses, which include our North American business that we restructured in 2009 and our chemical cellulose business, each of which has continued to perform well. We will explore opportunities to maintain and further strengthen the performance of these businesses by focusing on efficient manufacturing and distribution, customer service, innovation and reliability.

Fixing under-performing businesses

        We have undertaken a wide-ranging review of our existing graphic paper business, with a focus on our operations in Europe and southern Africa and, as a result, we are implementing a series of initiatives.

        Europe:    A series of cost saving and capacity management measures are well advanced in Europe. Following the closure of the Biberist Mill in 2011, we are progressing with the next stage of cost reduction action which includes both fixed and variable cost minimization.

        In addition, based on detailed input from our customers throughout the value chain, academics, and lessons from our turnaround strategy in North America, we have recently started the implementation of new service offerings in Europe, which are supported by our tailor-made support infrastructure and leading products.

        Southern Africa (paper business):    We are restructuring our business processes and paper operations in South Africa to ensure that we adapt to our customers' changing needs and that we align our assets with profitable markets for future growth. The first step in this regard was the closure of the Adamas Mill, which was completed during fiscal 2011. We are well advanced with the implementation of further cost reduction and streamlining actions for both our administrative and production areas.

        We will continue to make capital investments into these businesses on a selective basis to ensure that the core business remains healthy. We will also continue to invest capital in cost reduction projects, particularly energy-related projects.

Investing for future growth

        In order to achieve a shift in focus to higher margin businesses and to achieve real growth in revenue and returns, we have decided to invest in the higher growth chemical cellulose business, in innovative products based on our very successful Ultracast and other technologies, in energy projects related to our core operations and in low cost wood resources.

        Sappi is a global leader in chemical cellulose production, a fast growing and high margin business serving the textiles, consumer goods, foodstuffs and pharmaceutical industries. The investment of US$340 million in the Ngodwana Mill announced in May this year will add 210,000 tons per annum of chemical cellulose production. During November 2011, we also announced an additional investment of US$170 million in our Cloquet Mill's pulp production facilities which will enable the mill to produce 330,000 tons of chemical cellulose. This will effectively increase our total chemical cellulose production capacity to approximately 1.3 million tons per year. Both projects have been initiated and are scheduled to be commissioned during the 2013 calendar year. We continue to evaluate a number of additional opportunities.

        In addition, in line with our strategy to secure a stable fibre supply for our southern African operations, we acquired 14,500 hectares of developed softwood plantations near Ngodwana mill during 2010 and have made progress in rehabilitating plantations lost to fire in 2007 and 2008, including at Usutu in Swaziland.

Liquidity and balance sheet

        We intend to achieve our strategic initiatives within the constraints of the group's balance sheet and liquidity position. In fiscal 2011, we undertook a debt refinancing to improve our debt maturity profile, and as a result we believe that our strengthened balance sheet will allow us to execute our initiatives. We intend to continue to carefully manage the group's level of indebtedness and to retain our focus on maintaining a good liquidity position during the implementation of our growth strategy.

Investment Highlights

Leading market positions

        We are currently one of the largest producers of coated woodfree paper in the world with an estimated global market share of 11%. On a regional basis, we have an estimated market share in Europe and North America of 24% and 26% respectively (estimated market share based on production capacity). We believe we are also a global leader in the chemical cellulose market through Sappi Saiccor, the world's largest single producer of chemical cellulose. We have achieved leading positions in our core products, in particular in the coated woodfree paper business, by building a portfolio of premium international brands. Our leading market positions place us in an advantageous position as the global economic conditions continue to improve. We believe that the expansion of our chemical cellulose production capacity in southern Africa and North America that we are currently implementing will favorably reposition us to generate additional benefits from any growth in this market.

High level of economic pulp integration

        Our Group, as a whole, sells slightly more pulp (including chemical cellulose) than it purchases and is therefore generally neutral to pulp prices other factors remaining neutral. From a regional perspective, Sappi Southern Africa and Sappi Fine Paper North America are net sellers of pulp with a pulp integration of approximately 191% and approximately 121% respectively, whilst Sappi Fine Paper Europe is a net buyer of pulp with a pulp integration of approximately 57%.

Efficient asset base

        We own and operate what we believe are some of the lowest cost and most efficient assets in the coated woodfree paper, coated mechanical paper and chemical cellulose sectors in the world. A significant portion of our past capital expenditures were to increase production capacity at efficient facilities, reduce costs and improve product quality. We continually evaluate the performance of our assets by maintaining a focus on profitability and we actively manage our asset base, including by divesting or closing non-performing assets and by pursuing an investment policy that is focused on high-return projects. We have very strict criteria for the profitability and cash flow generation of our assets, and we constantly review our portfolio. Since 1995, we have closed 24 paper machines and pulp mills, including the closure of our Kangas mill in Finland, Usutu mill in Swaziland and in fiscal 2011, the Biberist mill in Switzerland and the Adamas mill in South Africa. We will continue to align our production capacity with market demand, which may require us to financially impair operating assets or initiate further capacity reductions.

Global presence

        We believe that our 17 pulp and paper mills across Europe, North America and southern Africa enable us to take greater advantage of opportunities where markets are strong and reduce risk where they are weak. Our geographic diversity assists us in offsetting the effects of volatile movements of major currencies as we can benefit from imbalances in demand and relative strengths of currencies. In fiscal 2011, our operations in North America, Europe and southern Africa accounted for 21%, 54% and 25% of our sales, respectively.

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

Experienced management team and strong track record of integrating acquisitions

        Our management team has substantial experience in the global paper industry. In addition, we have been a key player in the consolidation process of the coated paper market, with a strong track record of successfully executing and integrating acquisitions. These acquisitions included S.D. Warren Company, a market leader in the United States in coated woodfree paper and a major producer of other speciality paper products that is now Sappi Fine Paper North America, KNP Leykam, a leading European producer of coated woodfree paper that is now Sappi Fine Paper Europe, Potlatch Corporation's coated woodfree paper business that is now part of Sappi Fine Paper North America and, most recently, the coated paper business of M-real that is now part of Sappi Fine Paper Europe.

The Pulp and Paper Industry

  Overview

        The paper industry is generally divided into the graphics paper business (consisting of woodfree paper, mechanical paper and newsprint) and the packaging business (consisting of label papers, sackkraft, boxboard and containerboard).

        Over the long-term, paper and packaging consumption has grown in line with overall economic growth, but consumption patterns are also influenced by short-term economic developments. Pricing is largely influenced by the supply/demand balance for individual products, which is partially dependent on capacity and inventory levels in the industry. The ability to adapt capacity changes in response to shorter-term fluctuations in demand is limited, as large amounts of capital are required for the construction or upgrade of production facilities and as lead times are long between the planning and completion of new facilities. Industry-wide over-investment in new production capacity has in the past led to situations of significant oversupply, which have caused product prices to decrease. This has been exacerbated by inventory speculation, as purchasers have sought to benefit from the price trend. As a result, our financial performance has deteriorated during periods of significant oversupply and improved when demand has increased to levels that support the implementation of price increases.

        The pulp and paper industry, as many other industries, experienced significant recessionary pressures and lower business and consumer confidence as a result of the global economic downturn during the latter half of fiscal 2008 and fiscal 2009. As global economic conditions improved during fiscal 2010, demand for pulp and paper products improved, and market prices increased in most of our major markets. Market prices for pulp increased significantly in fiscal 2010 due to higher demand and a major earthquake in February 2010, which resulted in a disruption of supply of market pulp from Chile. During the first three quarters of fiscal 2011, pricing and demand for pulp and paper products continued to improve, with NBSK reaching a record high of US$1,023 in June 2011, mainly driven by demand from Asia. However, the global economic recovery was negatively impacted during the latter half of calendar 2011 as concerns mounted over the European sovereign debt crisis, which led to a reduction in the demand, and consequently, our ability to successfully implement price increases for pulp and paper products in our major markets was undermined.

        In recent years, the industry experienced significant strategic changes. The high costs associated with building new paper mills and establishing and growing market share led to companies focusing on acquisitions, rather than construction of new capacity. As a result, the regional market shares of leading producers have increased significantly over the past decade. Another important emerging trend for leading industry producers is to focus on fewer paper grades as a result of divesting non-core assets that are not part of the industry, or which have been considered not consistent with long-term strategies. Increased grade focus is more advanced in the North American paper industry when compared to Europe, where the two largest producers, Stora Enso and UPM Kymmene, still retain extensive operations across a broad range of grades.

        Significant developments have also taken place in China, where rapid economic growth and government incentives have spurred investment in the pulp and paper industry. In recent years, China's paper and packaging capacity, and in particular its woodfree paper capacity, increased considerably, allowing China to change from a net importer to a net exporter of coated woodfree paper, mainly to Asian markets and to the United States. To ensure that local industries are not negatively affected by low cost substitutes from China, both the United States and the European Union imposed import duties and tariffs on certain coated paper products manufactured in China during the first half of fiscal 2011. In addition, while the coated graphic paper market is characterized by a declining demand trend in developed countries, there is a growing demand trend in China and many other emerging and developing countries.

        The following table shows a breakdown and description of the major product categories we participate in, the products in these categories and the typical uses for such products. We have produced and sold each of these products in each of our last three fiscal years.

Major Product Categories	Description and Typical Uses
Woodfree paper:
Coated paper	Higher level of smoothness than uncoated paper, achieved by applying a coating (typically pigment based) on the surface of the paper. As a result, higher reprographic quality and printability is achieved. Uses include marketing promotions and brochures, catalogues, corporate communications materials, direct mail, textbooks and magazines.
Uncoated paper	Uses typically include business forms, business stationery, tissue, photocopy paper as well as cut-size, preprint and office paper. Certain brands are used for books, brochures and magazines.
Speciality paper	Can be either coated or uncoated. Uses include bags, labels, flexible and rigid packaging and release paper for casting innovative surface textures (e.g. artificial leather and decorative laminates) for use in the textile, automotive, furniture and engineering film markets.
Packaging products:
Packaging paper	Heavy and lightweight grades of paper and board primarily used for primary and secondary packaging of fast moving consumer goods, agricultural and industrial products. Products include containerboard (corrugated shipping containers), sackkraft (multi-walled shipping sacks) and machine glazed kraft (grocery bags). Can be coated to enhance barrier and aesthetics properties.
Mechanical paper:
Newsprint	Manufactured from mechanical and bleached chemical pulp. Uses include advertising inserts and newspapers.
Uncoated mechanical paper	Mechanical fibre based printing paper used primarily for the printing of books, and advertising inserts.
Coated mechanical/magazine paper	Coated mechanical fibre based paper, primarily used for magazines, catalogues and advertising material. Manufactured from mechanical pulp.

Major Product Categories	Description and Typical Uses
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

Chemical cellulose

Manufactured by a similar process to paper grade pulp, but purified further to leave virtually pure cellulose fibres. Chemical cellulose is used in the manufacture of a variety of cellulose textile and non-woven fibre products, including viscose staple fibre (rayon), solvent spun fibre (lyocell) and filament. It is also used in various other cellulose-based applications in the food, film, cigarette, chemical and pharmaceutical industries. These include the manufacture of acetate flake, microcrystalline cellulose, cellophane, ethers and molding powders. The various grades of chemical cellulose are manufactured in accordance with the specific requirements of customers in different market segments. The purity of the chemical cellulose is one of the key determinants of its suitability for particular applications with the purer grades of chemical cellulose generally supplied into the speciality segments.

Timber products:	Sawn timber for construction and furniture manufacturing purposes.

        The following table sets forth selected pulp and paper prices in certain markets for the periods presented.

	Year ended September
	2011		2010		2009
	High	Low	High	Low	High	Low
Coated Woodfree Paper
100 gsm delivered Germany (euro per ton)(1)	880	780	870	710	850	740
60 lb. delivered US (US$ per short ton)(2)	1,030	930	1,000	880	1,105	905
Uncoated Woodfree Paper
50 lb. delivered US (US$ per short ton)(3)	965	920	950	845	975	805
Paper Pulp
NBSK (US$ per ton)(4)	1,023	950	980	730	840	570
Chemical cellulose
92 alpha (US$ per ton)(5)	2,400	903	1,460	780	860	590

(1)
100 gsm sheets, RISI.

(2)
60 lb. Coated Web, RISI.

(3)
50 lb. Offset, RISI.

(4)
Northern Bleached Softwood Kraft Pulp CIF Western Europe, RISI.

(5)
Includes selected indicative spot prices. However most of our product is sold at contract prices.

Woodfree Paper

        Our woodfree paper activities are divided into coated and uncoated woodfree paper and speciality paper grades.

        Coated Woodfree Paper:    Major end uses of coated woodfree paper include high-end magazines, catalogues, brochures, annual reports and commercial printing. Coated woodfree paper is made from chemical pulp and is coated on one or both sides for use where high reprographic quality is required. The majority of coated woodfree paper production is coated on two sides, permitting quality printing on both sides of the paper. Paper that is coated on one side is used in special applications such as consumer product and mailing label applications.

        Our North American sheet volume is largely influenced by brochure and general commercial printing activities using mainly sheet-fed offset lithographic printing processes, which are not particularly seasonal. Reels volume is heavily influenced by catalogue and magazine activity, which is strongest in the third and fourth calendar quarters, text book activity, which is strongest in the second and third calendar quarters, and publication printer activity, which is not particularly seasonal. These printers principally use heat-set web offset printing processes.

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

        Uncoated Woodfree Paper:    Uncoated woodfree paper represents the largest industry woodfree paper grade in terms of both global capacity and consumption. Uncoated woodfree paper is used for bond/writing and offset printing papers, photocopy papers, writing tablets (e.g. legal pads), speciality lightweight printing paper (e.g. bibles) and thin paper. The market for uncoated paper products generally follows cyclical trends, which do not necessarily coincide with cycles for coated paper but are impacted by capacity changes in uncoated woodfree paper output levels.

        Speciality Paper:    The high value-added speciality paper markets, in which Sappi Fine Paper operates, generally follow trends in the respective end use sectors in addition to changes in production capacity, output levels and cyclical changes in the world economy. Largely due to the highly specialized nature of speciality paper, price fluctuations have historically tended to lag and be less precipitous than price changes in the uncoated woodfree paper market.

Mechanical Paper Products

        Coated Mechanical Paper:    Coated mechanical paper has similar end-uses as coated woodfree paper and is used mainly for magazines and, among other things, for brochures, catalogues, advertising materials and promotional products. Depending on quality requirements and price levels, substitution between coated woodfree paper and coated mechanical paper is possible. Coated mechanical paper is made mainly from mechanical pulp and typically has glossy finishes on both sides.

        Newsprint:    The Ngodwana mill, situated in South Africa, produces newsprint. The worldwide market for newsprint is a low growth sector in the paper industry and was adversely affected during the early 1990s by substantial increased capacity and stagnating demand from, and cost-cutting measures imposed by, major newsprint end-users.

Paper Packaging Products

        We are one of the major suppliers of paper packaging solutions in southern Africa, which we produce locally at our Cape Kraft, Tugela and Ngodwana mills. These products are sold predominantly to customers in southern Africa with some products destined for export markets.

        Paper Packaging:    We provide a wide range of packaging solutions to the industrial, agricultural and fast moving consumer goods industries. This includes containerboard products and multi-walled shipping sacks for use in the transport of goods as well as grocery bags for use by the end consumer. The market for packaging papers is therefore affected by changes in the world economy, local economic growth, retail sales and by changes in production capacity, demand and inventory levels.

Pulp

        We produce chemical cellulose, as well as a wide range of paper pulp grades, including mechanical pulp used in newsprint, bleached kraft pulp and bleached sulphite pulp.

        Paper Pulp:    The paper pulp industry is highly competitive and is sensitive to changes in industry capacity, producer inventories, demand for paper, exchange rates and cyclical changes in the world economy. The market price of NBSK pulp per ton, a pulp principally used for the manufacture of woodfree paper, is a benchmark widely used in the industry for comparative purposes.

        NBSK prices are cyclical and can change rapidly due to changes in the dynamics of the supply/demand balance. Pulp markets continued to recover during fiscal 2010 with prices reaching a peak of US$979 per ton in July 2010, due to tight supply and increasing demand. Prices continued to climb during the 2011 fiscal year, predominantly due to the substitution of NBSK for chemical cellulose in the Asian markets. NBSK pulp prices reached a record high of US$1,023 in June 2011 but have eased and were trading at US$958 at the end of fiscal 2011.

        For further information, see "Item 5—Operating and Financial Review and Prospects—Markets".

        Chemical cellulose:    The viscose staple fibre (VSF) industry, which manufactures textile and non-woven fibres, is the largest market segment for chemical cellulose. Prices of VSF grade chemical cellulose have historically tended to follow those of European NBSK prices, but more recently the unique market drivers in the chemical cellulose market have caused a disconnect in the correlation between the spot market VSF grade chemical cellulose prices and the NBSK prices for short periods of time. In line with the improved demand and the rising NBSK prices, the VSF grade price of chemical cellulose increased during the second half of fiscal 2009 and into 2010, reaching highs of around US$1,400 per ton in some instances. This increasing price trend continued in fiscal 2011, with the market price of VSF grade chemical cellulose reaching a record high of US$2,400 per ton before retreating to more stable price levels. Prices of the higher purity chemical cellulose used in applications other than for VSF products tend to be more stable and are largely unrelated to the price of NBSK. The market price for these chemical cellulose products is set by competitive forces within those specific markets.

Timber Products

        Our timber products operations are concentrated in South Africa and consist of sawn timber for the building industry and components for the furniture and packaging industry.

Business Review

        Our Group has three reportable segments, Sappi Fine Paper North America, Sappi Fine Paper Europe, and Sappi Southern Africa. Sappi Fine Paper comprises the reporting segments Sappi Fine Paper North America and Sappi Fine Paper Europe. We operate 17 pulp and paper mills, with an aggregate annual paper, pulp and chemical cellulose production capacity of approximately 6 million tons, approximately 3.4 million tons and approximately 0.8 million tons, respectively. We also operate a trading network, called Sappi Trading, for the international marketing and distribution of our products throughout the world in areas outside our core operating segments of Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Southern Africa.

Sappi Fine Paper

        Sappi Fine Paper, which is comprised of the Group's Sappi Fine Paper North America and Sappi Fine Paper Europe reportable segments, is our largest operating business, accounting for approximately 67% of our sales volume in fiscal 2011. Sappi Fine Paper has an aggregate annual paper and pulp production capacity of 4.9 million tons and 2.2 million tons respectively, at 11 paper and related paper pulp mills in North America and Europe.

        Sappi Fine Paper North America:    Sappi Fine Paper North America is a leading producer and supplier of coated woodfree paper, coated speciality paper and from time to time, uncoated woodfree paper in the United States. Headquartered in Boston, Massachusetts, the segment operates three paper mills in the United States with an aggregate annual production capacity of approximately 1.2 million tons of paper and approximately 1 million tons of paper pulp, which represents approximately 121% of Sappi Fine Paper North America's pulp requirements. This significantly reduces Sappi Fine Paper North America's exposure to fluctuations in the price of market pulp that are not driven by fluctuations in wood or other major raw material prices. Sappi Fine Paper North America accounted for US$1,520 million or 21% of our sales in fiscal 2011.

        Sappi Fine Paper Europe:    Sappi Fine Paper Europe is a leading producer and supplier of coated and uncoated woodfree paper, coated and uncoated speciality paper and coated mechanical paper in Europe. Headquartered in Brussels, Belgium, the segment operates eight paper mills in five countries with an aggregate annual production capacity of approximately 3.7 million tons of paper and 1.2 million tons of related paper pulp, which represents approximately 57% of Sappi Fine Paper Europe's pulp requirements. As Sappi Fine Paper Europe is not fully integrated from a pulp perspective, the segment is exposed to fluctuations in the price of market pulp. Sappi Fine Paper Europe accounted for US$3,965 million or 54% of our sales in fiscal 2011.

Sappi Southern Africa

        Sappi Southern Africa, headquartered in Johannesburg, South Africa, is an integrated pulp, packaging paper, coated paper, uncoated paper, speciality paper, crepe tissue paper and timber products producer. Sappi Southern Africa operates five paper and paper packaging mills, one chemical cellulose mill and one sawmill. The segment is managed in three divisions: Sappi Paper and Paper Packaging, Sappi Chemical Cellulose and Sappi Forests. Sappi Southern Africa is a major pulp and paper producer in Africa, with a production capacity of 630,000 tons of paper packaging products, 450,000 tons of paper products, 800,000 tons of chemical cellulose and 1,025,000 tons of paper pulp per annum. It is also a major timber grower and manages directly and indirectly approximately 567,000 hectares of forestland. Currently, we have access to approximately 415,000 hectares of plantable forestland; however, due to forest fires and timing differences between felling and planting activities, approximately 392,000 hectares is planted with primarily pine and eucalyptus. Approximately 70% of our southern African timber requirements are from our managed, owned and leased plantations. The term "directly manages" relates to plantations in southern Africa established on land that we either own or lease from a third party. The term "indirectly manages" relates to plantations in southern Africa established on land held by independent commercial farmers, where we provide technical assistance in the form of advice on the growing and tending of trees. Sappi Southern Africa accounted for US$1,801 million or 25% of our sales in fiscal 2011.

Sappi Trading

        Our trading network, Sappi Trading, coordinates the international marketing and distribution of our woodfree and mechanical paper products in areas outside our core operating segments of Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Southern Africa. Sappi Trading is also responsible for the international marketing and distribution of chemical cellulose and market pulp throughout the world. Sappi Trading operates in Hong Kong (China), Sydney (Australia), Sao Paulo (Brazil), Shanghai (China), Bogotá (Colombia), Konstanz (Germany), Nairobi (Kenya), Mexico City (Mexico), Singapore, Johannesburg and Durban (South Africa), Zurich (Switzerland), Taipei (Taiwan) and New York (United States). It manages a network of agents around the world, handling exports to over 70 countries. All sales and costs associated with Sappi Trading are allocated to our three reportable segments.

        For further information, see "Item 5—Operating and Financial Review and Prospects—Principal Factors Impacting on our Group Results", "Item 5—Operating and Financial Review and Prospects—Markets" and "—Business Overview".

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

        The chart below represents our operational rather than the legal or ownership structure as of September 2011. Units shown are not necessarily legal entities.

        The following tables set forth certain information with respect to our operations for, or as of the end of, fiscal 2011.

	Sappi Fine Paper
	North America	Europe	Sappi Southern Africa	Unallocated and Eliminations	Total
	(tons ‘000)
Segment sales volume	1,436	3,845	2,617	—	7,898
	(US$ million)
Segment sales	1,520	3,965	1,801	—	7,286
Segment operating profit	136	(71)	63	(42)	86
Segment operating profit excluding special items	129	68	199	8	404

 SAPPI FINE PAPER

Overview

        Sappi Fine Paper contributed approximately 75% and 76%, respectively, of our sales in fiscal 2011 and fiscal 2010. Sappi Fine Paper comprises two reportable segments: Sappi Fine Paper North America and Sappi Fine Paper Europe.

        The following chart sets forth certain information with respect to the mills and principal products of Sappi Fine Paper as of September 2011:

(1)
As of fiscal 2010, Sappi Fine Paper South Africa has been integrated with our former Sappi Forest Products business to form our Sappi Southern Africa segment.

(2)
We ceased production at our Biberist mill in August 2011.

        The following table sets out the approximate annual production capacity of Sappi Fine Paper's products as of September 2011.

	Annual Production Capacity
	North America	Europe	Total
	(tons '000)
Production capacity:
Woodfree paper
Coated(1)(2)	1,160	3,495	4,655
Uncoated(2)	—	215	215
Total(3)	1,160	3,710	4,870
Paper pulp	980	1,175	2,155

(1)
Includes coated woodfree paper, coated mechanical paper and coated speciality papers.

(2)
Excludes 500,000 tons for the Biberist mill which ceased production during August 2011 (430,000 coated and 70,000 tons uncoated).

(3)
Excludes Chinese joint venture tons.

Facilities and Operations

Sappi Fine Paper North America

        Coated paper accounted for approximately 75% and 74% of Sappi Fine Paper North America's sales in fiscal 2010 and fiscal 2011 respectively. Speciality paper and pulp accounted for the remaining 25% and 26% of our sales in fiscal 2010 and fiscal 2011 respectively.

        The following table sets forth sales by product for our North American operations.

	Year ended September
	2011	2010	2009
	(US$ million)
Sales:
Coated woodfree paper	1,122	1,024	1,021
Speciality paper and other(1)	398	349	274

Total	1,520	1,373	1,295

(1)
Other consists primarily of market pulp.

        For fiscal 2011, Sappi Fine Paper North America sold approximately 1.6 million tons of paper and pulp products. The following table sets forth the annual production capacity, number of paper machines and products at each of our mills in North America:

	Production capacity ('000 tons) Paper		Products
		Number of paper machines
Mill			Paper	Market pulp
Cloquet	330	2	Coated woodfree paper	Bleached kraft pulp
Somerset	795	3	Coated woodfree paper	Bleached kraft pulp
Westbrook	35	1	Casting release paper	—

        Cloquet:    The Cloquet mill has two paper machines and an offline coater, producing premium coated paper. The newest paper machine and coater were installed in 1988 and 1989, respectively. The pulp mill was started up by the previous owner in 2000 at a total cost of US$525 million. The Cloquet paper machines have a production capacity of 330,000 tons of coated paper per annum, and the state of the art pulp mill has a production capacity of 455,000 tons per annum.

        Somerset:    The Somerset mill is a low-cost producer and has a production capacity of 795,000 tons of paper and 525,000 tons of pulp per annum. Each of the three paper machines at the Somerset facility employs Sappi Fine Paper North America's patented on-line finishing technology. This technology combines the three phases (paper making, coating and finishing) in the manufacture of coated paper into one continuous process. This technology is well suited for the lighter weight coated woodfree papers produced at Somerset, as it allows for the production of high gloss, consistent quality products at high speeds.

        Westbrook:    Westbrook is Sappi Fine Paper North America's original mill, with origins dating back to 1854. The mill is primarily a speciality paper production facility with a capacity of 35,000 tons of coated and uncoated casting release paper per annum. Its paper machine primarily produces base paper, which is coated off-line. Westbrook also has six speciality coaters, including four employing Sappi Fine Paper North America's patented Ultracast process. This process uses an electron beam to cure the coating against a finely engraved steel roll, resulting in a virtually exact replication of the roll pattern. Sappi Fine Paper North America also has a research and development facility at Westbrook.

        Sappi Fine Paper North America also operates a coated paper sheeting and distribution facility in Allentown, Pennsylvania, which was completed in 1994, with a sheeting capacity of approximately 100,000 tons per annum.

Sappi Fine Paper Europe

        Coated paper accounted for approximately 87% and 85% of Sappi Fine Paper Europe's sales in fiscal 2010 and fiscal 2011 respectively. Uncoated paper and speciality paper accounted for the remaining 13% and 15% of our sales in fiscal 2010 and fiscal 2011, respectively.

        The following table sets forth sales by product for our Sappi Fine Paper Europe operations:

	Year ended September
	2011	2010	2009(3)
	(US$ million)
Sales:
Coated paper(1)(2)	3,373	3,167	2,527
Uncoated woodfree paper(2)	303	265	160
Speciality coated paper and other	290	206	208

Total	3,966	3,638	2,895

(1)
Includes coated mechanical paper produced at Lanaken, Kirkniemi and Kangas mill.

(2)
We ceased production at the Biberist mill in August 2011 and continue to serve our customers from other Group mills.

(3)
Includes 9 months of sales relating to the Acquired Business.

        For fiscal 2011, Sappi Fine Paper Europe sold approximately 3.8 million tons of paper and pulp products. The following table sets forth the annual production capacity, number of paper machines and products for fiscal 2011 at each of Sappi Fine Paper Europe's mills in Europe.

Mill	Mill Locations	Production capacity ('000 tons) Paper	Number of paper machines	Products
Alfeld	Germany	330	5	Coated and Uncoated woodfree paper, coated speciality paper
Ehingen	Germany	250	1	Coated woodfree paper
Gratkorn	Austria	950	2	Coated woodfree paper
Kirkniemi	Finland	730	3	Coated mechanical paper
Lanaken	Belgium	500	2	Coated mechanical paper and coated woodfree paper
Maastricht	Netherlands	280	1	Coated woodfree paper
Nijmegen	Netherlands	240	1	Coated woodfree paper
Stockstadt	Germany	430	2	Coated woodfree paper and uncoated woodfree paper

        Alfeld:    The Alfeld mill is located to the south of Hannover, Germany, and was originally commissioned in 1706. It has a paper production capacity of 330,000 tons and a pulp production capacity of 125,000 tons per annum. It produces coated and uncoated woodfree and speciality paper products with a variety of finishes. In 1995, a major rebuild of Alfeld's PM 3 was completed, enhancing the production of low substance flexible packaging papers. Alfeld's PM 3 employs a fully integrated on-line coating and calendaring system. The Alfeld mill produces totally chlorine-free ("TCF") bleached sulphite pulp for its own use. In early 2002, a €50 million rebuild of Alfeld's PM 2 was completed.

        Ehingen:    The Ehingen mill is located to the southeast of Stuttgart, Germany and was acquired by Hannover Papier, predecessor entity to Sappi Alfeld, in 1987. A paper machine with a capacity of 180,000 tons of coated woodfree paper per annum was commissioned in July 1991, expanding Ehingen from a market pulp mill into an integrated pulp and paper mill. During 1994, the construction of a high-rack warehouse was completed. As a result of upgrades during 1994 and 1996, Ehingen's total paper capacity was increased to 235,000 tons per annum. During June and July 2006 the paper machine was rebuilt and started up, together with a new coater, allowing a significant quality upgrade from single coated to triple coated woodfree paper with capacity of 250,000 tons per annum. The pulp mill's capacity is currently 135,000 tons per annum of TCF bleached sulphite pulp. The pulp is produced mainly for internal use, but is also sold to third party customers when market conditions are favorable.

        Gratkorn:    Paper has been produced at the Gratkorn, Austria site for more than four centuries. Following a major expansion and renovation project, the Gratkorn mill has been transformed from an ageing five-machine mill into a state of the art two-machine mill. As a result of this project, Gratkorn currently has the capacity to produce 950,000 tons of triple-coated woodfree paper on just two paper machines and 255,000 tons of TCF chemical pulp per annum. The machines at Gratkorn are among the largest and most efficient paper machines in the world. After the extension of Gratkorn's sheeting plant, it also has a sheet finishing capacity of 800,000 tons per annum.

        Kirkniemi:    As part of the M-real Corporation acquisition in 2008, we acquired the assets comprising the Kirkniemi mill, located 70 kilometers west of Helsinki, Finland. The mill was built in 1966 and has a production capacity of 730,000 tons of paper and 330,000 tons of mechanical pulp per annum. The Kirkniemi mill produces Galerie Lite (coated ultra-lightweight paper with high bulk and opacity), Galerie Brite (coated lightweight paper with high bulk, soft gloss and improved brightness) and Galerie Fine (coated mechanical paper with high brightness, smoothness and improved opacity).

        Lanaken:    The Lanaken mill, situated in Lanaken, Belgium, began commercial operations in 1966. It produces coated mechanical paper and lower weight wood-containing coated paper for offset printing. Coated mechanical paper for web offset presses is used primarily in the production of advertising materials and magazines. Lanaken's two paper machines have a total capacity of 500,000 tons per annum. One machine principally produces coated mechanical paper and was completely overhauled in 1992. An additional off-line coater was also installed during the upgrade to provide triple coating capability. The second paper machine produces lower-weight wood-containing paper. Its capacity was increased to 305,000 tons per annum as a result of an optimization process during the mid-1990s. The Lanaken mill also produces chemi-thermo-mechanical pulp (CTMP) in an integrated plant which has a production capacity of 180,000 tons per annum. This enables the mill to supply approximately 60% of its own fibre requirements for paper production.

        Maastricht:    The Maastricht mill is situated on the Maas River in Maastricht, The Netherlands and was originally commissioned in 1852. The mill has a production capacity of 280,000 tons of coated woodfree paper per annum from a single paper machine, PM 6. This machine was installed in 1962, was rebuilt in 1977 and underwent an extensive €102 million refurbishment and upgrade in 1996. The Maastricht mill specializes in high basis-weight triple-coated woodfree paper for graphics applications.

        Nijmegen:    The Nijmegen mill, situated in the town of Nijmegen, The Netherlands, began operations in 1955 and operates a single paper machine. The mill specializes in the production of coated woodfree paper in reel form for web offset printing. It also produces special coated woodfree paper for use in digital printing. The Nijmegen mill was upgraded in 2001, which increased its capacity by 40,000 tons per annum. The mill currently has the capacity to produce 240,000 tons of coated woodfree paper per annum and is one of Europe's largest suppliers of coated woodfree web offset paper. Web offset paper is used for commercial printing and publishing.

        Stockstadt:    We acquired the shares of M-real Stockstadt GmbH, which holds the Stockstadt mill located in Stockstadt, Germany, from the M-real Corporation during 2008. The mill was established in 1898 and has a production capacity of 430,000 tons of coated and uncoated woodfree paper as well as 150,000 tons of bleached chemical pulp per annum. The pulp is produced mainly for internal use, but is also sold to third party customers when market conditions are favorable.

Marketing and Distribution

Overview

        The further integration of our international marketing and distribution systems is one of our main strategic objectives. In order to attain this objective, we have adopted a system whereby the marketing and distribution of our woodfree and mechanical paper products is performed by our operating business in the respective region, supplemented by Sappi Trading network outside these core regions.

        We sell the vast majority of our woodfree and mechanical paper products through merchants. We also sell paper directly to converters. We generally deliver products sold to converters from the mill or via a distribution warehouse. Electronic business-to-business interaction has become more important to us, and we will continue to focus on increasing service and efficiency through business-to-business interaction. Systems and structures have been put in place to actively continue these efforts.

        Merchants are authorized to distribute Sappi Fine Paper's products by geographic area and to carry competitors' product lines to cover all segments of the market. Merchants perform numerous functions, including holding inventory, sales promotion and marketing, taking credit risk on sales and delivery, and distribution of the products. Merchants buy paper from Sappi Fine Paper, add a mark up to the purchase price and on-sell it to the end customer. A merchant may either deliver to the customer from its own warehouse or arrange for delivery directly from the mill or one of the Sappi Fine Paper distribution warehouses.

Sappi Fine Paper North America

        Sappi Fine Paper North America's coated paper sales structure is organized in multiple regions with sales representatives located in all major market areas. In addition, six technical representatives, located in different regions in North America, support the sales effort.

        Approximately 8% and 6%, respectively, of Sappi Fine Paper North America's sales for fiscal 2010 and 2011 were outside North America. Sappi Fine Paper North America's sales outside North America are handled in southern Africa by Sappi Southern Africa, in Europe by Sappi Fine Paper Europe and outside those regions by Sappi Trading.

        In fiscal 2010 and 2011, the Sappi Fine Paper North America sales force sold coated woodfree paper to approximately 360 and 340 merchant distribution locations, respectively. By selling exclusively through merchant channels, Sappi Fine Paper North America believes it has created a loyal group of merchant customers. Rather than competing with merchant distributors, the Sappi Fine Paper North America sales force focuses on generating demand with key printers, publishers and end users, which are then serviced by the merchant distributors.

        Sappi Fine Paper North America's coated speciality papers are sold directly to customers in North America through a dedicated speciality paper sales team and outside of North America through a direct sales force, agents and distributors.

Sappi Fine Paper Europe

        The sales and marketing operations of Sappi Fine Paper Europe are organized into graphic papers (which comprise printing and writing paper) and speciality papers (which comprise paper for labeling, packaging and other speciality uses).

        The sales and marketing operations of Sappi Fine Paper Europe are responsible for all sales of woodfree papers, mechanical papers as well as speciality papers in Europe. An export sales office manages exports to markets outside Europe through Sappi Trading, Sappi Fine Paper North America and Sappi Southern Africa.

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

        Husum PM 8: We entered into a distribution agreement in respect of PM 8 at M-real Corporation's Husum mill in Sweden. PM 8 is the only asset producing coated woodfree paper at Husum mill and has an annual production capacity of 285,000 tons of Galerie Fine, a coated woodfree paper with high brightness, smoothness and improved opacity.

        Äänekoski PM 2: We entered into a distribution agreement in respect of PM 2 at M-real Corporation's Äänekoski mill in Finland. Äänekoski's PM 2 produces triple blade coated wood-free art paper on one paper machine that is marketed under the brand name Galerie Art. The machine has a production capacity of 200,000 tons per annum. During November 2011, the M-real Corporation announced that it was entering into a consultation process with the employees of Äänekoski mill to negotiate the possible closure of the facility. However, in an agreement reached with us, the M-real

Corporation confirmed the uninterrupted supply of Galerie Art, which, should the facility be closed, will be produced at the Husum mill in Sweden.

Customers

        Sappi Fine Paper sells its products to a large number of customers, many of whom have long-standing relationships with us. These customers include merchants, converters and other direct consumers.

        The most significant merchant customers, based on sales during fiscal 2011 include:

        North America:    Xpedx (a division of International Paper Company), Lindenmeyr Paper Company (owned by Central National Gottesman Inc.), Unisource Worldwide, Inc. (a majority interest of which is owned by Bain Capital Corporation), Domtar Distribution and a select number of regionally strong merchants.

        Europe:    Igepa Group, PaperlinX, Papyrus, Antalis (owned by Sequana Capital), Inapa and Berberich. Two of these merchants, PaperlinX and IGEPA, represented individually approximately 21% of our total sales during fiscal 2011.

        Sappi Fine Paper's converter customers include both multinational and regional converters. The most significant converter customers, based on sales during fiscal 2011 include: Novelis, Orafol, Mayr-Melnhof, Constantia, Vaassen and Amcor. These customers use our products in the production of pressure-sensitive products, flexible packaging as well as NWS labels. No converter customer, however, represented more than 10% of our total sales during fiscal 2011.

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

        Historically pulp and paper products were subject to relatively low tariff protection in major markets, with existing tariff protections being further reduced under the World Trade Organization ("WTO"). However, with ever increasing amounts of low cost substitutes emerging from Asia, and in particular, from China, both the US and Europe imposed import duties and tariffs on certain coated paper products during the 2011 calendar year.

        Competition in markets for our products is primarily based on price, quality, service, breadth of product line, product innovation and sales and distribution support. The speciality paper market places greater emphasis on product innovation, quality and technical considerations.

        The North American and Western European printing and writing paper sector, comprising coated and uncoated woodfree and mechanical products, implemented the closure of more than 13 million tons of annual production capacity between 2007 and 2011.

North America

        The major domestic coated woodfree paper producers which compete with Sappi Fine Paper in North America are NewPage, who filed for Chapter 11 protection during September 2011, and Verso

Paper. In addition, approximately 21% of United States consumption is supplied by foreign producers, primarily Asian and European.

Europe

        The market leaders in coated woodfree paper production in Europe are Sappi, Stora Enso, Burgo-Marchi Group, UPM-Kymmene and Lecta (which is owned by an affiliate of CVC Partners).

SAPPI SOUTHERN AFRICA

Overview

        Sappi Southern Africa contributed approximately 24% and 25%, respectively, of our sales in fiscal 2010 and fiscal 2011. The Sappi Southern Africa segment comprises three separate divisions: Sappi Chemical Cellulose, Sappi Paper and Paper Packaging and Sappi Forests.

        The following chart sets forth certain information with respect to the mills and principal products of Sappi Southern Africa as of September 2011:

(1)
During August 2011 we announced the closure of our Adamas mill with a production capacity of 40,000 tons per annum.

(2)
During fiscal 2011 we also announced the closure of the 60,000 ton containerboard machine at our Tugela mill.

        The following table sets forth sales by product for Sappi Southern Africa's operations:

	Year ended September
	2011	2010	2009
	(US$ million)
Sales:
Commodity paper products(1)	540	452	355
Chemical cellulose	796	604	366
Woodfree and speciality papers	359	380	321
Paper pulp	35	59	82
Timber and timber products	71	676	55

Total	1,801	1,561	1,179

(1)
Includes newsprint and packaging products.

        For the fiscal years 2010 and 2011, Sappi Southern Africa sold approximately 2.7 million tons and 2.6 million tons respectively, of paper, pulp and forest products.

        The following table sets forth annual production capacity with respect to Sappi Southern Africa's products:

Production capacity: ('000 tons)
Paper products
Packaging paper	630
Newsprint	140
Coated woodfree paper	80
Uncoated(1)	230

Total	1,080

Pulp
Chemical cellulose	800
Paper pulp	1,025

Total	1,825

Timber products(2)	43

(1)
Includes 30,000 tons of tissue paper manufactured at the Stanger mill and 14,000 tons of kraft paper manufactured at the Enstra mill. Excludes 40,000 tons per annum of product capacity, at Adamas mill which was closed in August 2011.

(2)
Represents 85,000 cubic meters.

Facilities and Operations

Sappi Chemical Cellulose

        Saiccor was established in 1951 and was acquired by us in 1988. It is the world's largest single producer of chemical cellulose. In 1995, we completed an approximately US$221 million expansion project to increase capacity by one third to 600,000 tons per annum. Capital expenditures during the period from October 2005 to the end of September 2010 were approximately US$615 million. Included in this period were a modernization project to de-bottleneck production at Saiccor at a cost of US$40 million and an amount of US$551 million spent on an expansion project to increase Saiccor's chemical cellulose capacity to 800,000 tons per annum. Construction on the expansion project commenced in August 2006 and was originally scheduled for completion in the first half of calendar

2008. Unfortunately the project was subject to delays and cost increases, with the increased capacity only coming on line in September 2008 and achieving full operational efficiency only in April 2009. As a result of the rapid decline in demand for chemical cellulose that was experienced in the first half of fiscal 2009, we did not utilize all of the additional capacity initially and curtailed production in certain elements of the old plant while utilizing the new plant to improve efficiencies. Demand came back strongly in the latter half of fiscal 2009 and for fiscal 2010 and fiscal 2011 the plant operated at full capacity, except for the three week strike in July 2011.

        Saiccor's chemical cellulose production is exported from South Africa and marketed and distributed internationally by Sappi Trading. The pulp principally produced is the type used in the manufacture of a variety of cellulose products, including viscose staple fibres or rayon, solvent spun fibres (lyocell) and viscose filament yarns. Both viscose and lyocell fibres are used in the manufacture of fashion and decorating textiles which have a soft, natural feel and excellent breathing properties. Given their particularly high absorbency properties, these fibres are also used in non-woven applications in the healthcare, industrial and disposable product markets. Chemical cellulose is also used in the manufacture of acetate flake, which is used in products such as filter tow for cigarette filters, high quality yarns and fabrics, and LCD screens. It is also used to manufacture microcrystalline cellulose, which is used as a rheological modifier in the food industry, as excipients for pharmaceuticals, and in various ethers for the chemical industry. It is also used to manufacture cellophane film for use in a variety of packaging applications.

        The mill's timber consumption is comprised primarily of eucalyptus hardwoods. These relatively fast growing trees are grown in relatively close proximity to the mill, which contributes to Saiccor's position as a low cost producer of chemical cellulose.

Sappi Paper and Paper Packaging

        The following table sets forth the annual paper and paper packaging production capacity, number of machines, and products at each of Sappi Paper and Paper Packaging's mills in South Africa:

Mill Locations in South Africa	Production capacity ('000 tons)	Number of paper machines	Products
Cape Kraft	60	1	Linerboard, corrugating medium and coated products
Enstra	200	3	Uncoated woodfree paper
Ngodwana	380	2	Kraft linerboard, white top linerboard, newsprint, plasterboard and bleached and unbleached market pulp
Stanger	110	2	Coated woodfree paper, coated label paper and tissue
Tugela	330	3	Kraft linerboard, corrugating medium, sackkraft and machine glazed kraft

        Cape Kraft:    The Cape Kraft mill was built during 1980, commissioned in 1981 and upgraded in 1995. The mill presently has a capacity to produce 60,000 tons of linerboard and corrugating medium per annum, which it sells principally to the corrugating industry in the Western Cape. The mill uses approximately 67,000 tons of waste paper to produce 60,000 tons of packaging paper per annum. The fact that the mill's product is produced from 100% recycled paper provides a competitive advantage in our markets, which are becoming increasingly environmentally aware.

        Enstra:    The Enstra mill is an integrated pulp and uncoated paper mill, with a capacity of 200,000 tons of elemental chlorine-free uncoated woodfree paper products per annum. In 1996, the Enstra mill completed a US$96 million capital expenditure program. This program increased capacity by 50,000 tons per annum and resulted in improved production efficiencies and product quality. The product range at the Enstra mill caters to the business forms, scholastic, office, envelope and general printing industries. The mill has a capacity to produce 105,000 tons of bleached hardwood pulp per annum and employs an oxygen bleaching process which was developed at the mill in the 1970s and has since become the industry standard.

        Ngodwana:    The Ngodwana mill was expanded between 1981 and 1985 from an unbleached kraft mill with a capacity of 100,000 tons per annum to a modern integrated mill with a capacity of approximately 240,000 tons of linerboard and white top liner as well as 140,000 tons of newsprint per annum. The mill produces nearly 410,000 tons of bleached and unbleached pulp and 100,000 tons of mechanical pulp per annum. The mill markets paper, paper packaging and pulp products locally and internationally. The mill is a large consumer of waste paper, which is used in the production of packaging paper. In 1995, the mill commissioned the world's first ozone bleaching plant, thus eliminating the use of elemental chlorine and significantly reducing mill effluent.

        Stanger:    The Stanger mill commenced operations in 1976, and is the only producer of coated woodfree paper in South Africa. It is unique in South Africa as it uses bagasse (the fibrous residue of sugar cane) as its basic raw material to produce high quality matt and gloss coated art papers and tissue. Art paper is used for high quality books and magazines, brochures, annual reports and labels. A US$26 million upgrade of the mill's paper machine was completed in August 2001, increasing the coated paper capacity to 80,000 tons per annum. The mill also produces 30,000 tons of tissue and 60,000 tons of bleached bagasse pulp per annum. We also completed an elemental chlorine free bleach plant upgrade during 2006 at a cost of US$11 million and commissioned a tissue converting line during September 2011 at a cost of US$7 million.

        Tugela:    The Tugela mill is our largest integrated unbleached kraft mill, with a capacity of 330,000 tons of packaging paper per annum. The mill supplies kraft linerboard, corrugating medium and most of South Africa's requirements for sackkraft, which is used in the production of multiwall sacks. Machine glazed packaging papers are also produced at the mill. The Kraft Linerboard machine was upgraded in 1996 at a cost of approximately US$81 million and the Sackkraft machine and components of the pulp plant were upgraded in 2003 and 2004 at a cost of approximately US$50 million. It is the only mill in South Africa to offer high performance containerboard packaging and extensible Sackkraft. During fiscal 2011, we announced the permanent suspension of production from the 60,000 ton containerboard machine at the Tugela mill.

        Sappi ReFibre:    Sappi Paper and Paper Packaging also manages Sappi ReFibre (formerly Sappi Waste Paper) which collected approximately 210,000 tons of waste paper during fiscal 2010 and 2011. Most of the waste paper is supplied to our mills as it represents approximately 30% of the fibre requirements of our packaging grades.

Sappi Forests

        Sappi Forests, (which includes Usutu Forests), supplies or procures all of Sappi Southern Africa's domestic pulpwood requirements of approximately 5.6 million tons per annum. 88% of the pulpwood comes from owned or contracted sources. Together they directly or indirectly manage or control, about 567,000 hectares of land situated in: Mpumalanga (48%), KwaZulu-Natal (40%) and Swaziland (12%).

Hectares
Owned by us in South Africa	385,000
Leased by us or managed directly in South Africa	8,000
Projects in South Africa (owned and managed by farmers that we indirectly manage through technical advice and support)	108,000
Leased by us in Swaziland	66,000

Total	567,000

        Securing raw material for the future is a vital element in the long-term planning of Sappi Southern Africa's business. Sappi Forests has an extensive research operation which concentrates on programs to improve the yield per hectare of forestland used. Significant progress has been made in developing faster-growing trees with enhanced fibre yields. Sophisticated nurseries have been developed to accommodate the seedling requirements of Sappi Southern Africa's operations. Approximately 51 million seedlings are grown annually at Sappi Forests nurseries, and by contract growers in both South Africa and Swaziland. In addition, during fiscal 2011, we announced a joint proposal with AsgiSA (Accelerated and Shared Growth Initiative for South Africa) to accelerate the establishment and management of 30,000 hectares of commercial tree plantations by 2020 in the Eastern Cape province of South Africa.

        Sappi Forests have spent approximately US$223 million in maintaining, acquiring and expanding plantations and other capital expenditure projects in the period from October 2008 to September 2011.

        The sawmill division operates one mill, Lomati sawmill, with a total production capacity of 85,000 cubic meters per annum of structural timber for the building industry and components for the furniture and packaging industry.

Marketing and Distribution

Overview

        Each of Sappi Southern Africa's divisions, with major South African markets, has its own marketing, sales and technical support teams based in three major centers in South Africa. Sappi Trading manages the exports of Sappi Southern Africa's products, in particular the marketing and distribution of chemical cellulose produced at the Saiccor mill.

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

        Sappi Paper and Paper Packaging's most significant packaging paper and newsprint customers, based on sales in fiscal 2010 and fiscal 2011, include The CTP Group and Paarl, which uses Sappi's newsprint. The most significant converter customers include Nampak Limited, Mpact, APL (Pty) Ltd and Houers Co-operative.

        A significant number of the viscose staple fibre manufacturers around the world purchase chemical cellulose from Sappi Chemical Cellulose. This includes large groups such as the Aditya Birla Group and the Lenzing Group. Most of our chemical cellulose sales contracts are multi-year contracts with pricing generally based on a formula linked to the NBSK price, which resets on a quarterly basis.

        During fiscal 2011, approximately 48% of the total sales volume of Sappi Southern Africa was destined for the export market.

Competition

        The Mondi Paper Company Limited and Mpact Limited are significant competitors of Sappi Southern Africa in the southern African market, but more specifically in the uncoated woodfree, newsprint and packaging paper sectors.

        Coated woodfree paper imports, primarily from Europe and Asia, have gained an increasing share of the southern African woodfree paper market as a direct result of declining import duties which were removed in 2006 and the strengthening Rand. However, a portion of the imports originate from Sappi Fine Paper's European mills.

        In recent years, the regional recycled containerboard capacity has increased by approximately 120,000 tons. Due to exchange rate fluctuations, a number of offshore containerboard suppliers have also entered the southern African packaging market.

        In respect of chemical cellulose, competitors include Borregaard ChemCell, Bahia Pulp, Tembec Inc., Western Pulp Inc., Buckeye Technologies Inc. and Rayonier Inc.

SUPPLY REQUIREMENTS

Overview

        The principal supply requirements for the manufacture of our products are wood, water, pulp, energy and chemicals. We believe that we have adequate sources of these and other raw materials and supplies for the foreseeable future. However, global warming and carbon footprint imperatives are causing an increase in the use of sustainable, non-fossil fuel, sources for electricity generation. Consequently, electricity generating companies are competing for the same raw materials, namely, wood and chips, in the same markets as us, thereby driving prices upwards.

        For further information on regulation affecting our supplies, please see "Environmental and Safety Matters—Environmental Matters—South Africa". For further information on other factors affecting the availability of our supplies, please see "Item 5—Operating and Financial review and Prospects—Principal Factors Impacting our Group Results—Cyclical Nature of the Industry and Movement in Market Prices, Raw Materials and Input Costs".

North America

Wood

        In connection with the 1998 sale of our US timberlands to Plum Creek Timber Company L.P., Sappi Fine Paper North America and Plum Creek are parties to a fibre supply agreement with an initial term expiring in December 2023 and with three, five-year renewal options. Under the supply agreement, Sappi Fine Paper North America is required to purchase from Plum Creek, and Plum Creek is required to sell to Sappi Fine Paper North America, a guaranteed annual minimum of 318,000 tons of hardwood pulpwood, or approximately 11% of Sappi Fine Paper North America's annual pulpwood requirements, at prices calculated based on a formula linked to market prices. Sappi Fine Paper North America has the option to purchase additional quantities of hardwood pulpwood, harvested from these timberlands, at prices generally higher than the ones paid for the guaranteed quantities. The remainder of Sappi Fine Paper North America's pulpwood requirements is met through market purchases.

Pulp

        Sappi Fine Paper North America's mills, taken together, are fully integrated on an economic basis with respect to hardwood pulp usage. Mills that are not fully integrated make market purchases, and mills that produce more pulp than they utilize make market sales.

        Sappi Fine Paper North America's coated fine paper mills have achieved certification according to the chain of custody standards of the Forest Stewardship Council ("FSC"), The Sustainable Forestry Initiative ("SFI") and the Programme for the Endorsement of Forest Certification ("PEFC") and our wood procurement group is certified to SFI's Fibre Sourcing standard. The mills also use post-consumer waste and offer products containing up to 30% recycled content in addition to using reprocessed fibre recovered from its existing operations.

        Sappi Fine Paper North America manufactures, in aggregate, pulp and fibre equivalent to approximately 121% of its own pulp requirements. This vertical integration reduces its exposure to fluctuations in the market price for pulp.

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

        The Cloquet mill is partly supplied with internally generated electricity. The facility includes a hydroelectric plant that is licensed by the Federal Energy Regulatory Commission. In addition to generating a portion of its own power, the Cloquet mill has entered into a take-or-pay agreement to purchase a portion of its power from Minnesota Power. We may terminate this agreement at any time subject to a four-year notice period.

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

        During fiscal 2010 and 2009, the Company filed claims for alternative fuel mixture credits covering eligible periods subsequent to February 2009 totaling US$51 million and US$87 million, net of fees and expenses, respectively and has reflected such amounts in the accompanying Group income statement in "Other operating expenses (income)". Cash received, net of fees and expenses paid by the Company during fiscal 2010 and 2009 totaled US$73 million and US$65 million, respectively. No receivables related to alternative fuel mixture credits were outstanding at the end of fiscal 2010. The Company considers the tax credits earned in fiscal 2010 and 2009 as fully taxable and treated them as such in the calculation of its tax provision in the consolidated financial statements.

        On October 15, 2010, the IRS issued additional guidance on this topic, indicating that a taxpayer, who received cash refunds under the alternative fuel tax program, can also receive the tax credit under the Cellulosic Biofuel Producer Credit ("CBPC") on those black liquor volumes for which it had not previously collected the cash refund. The Company can make this election to file for the CBPC tax credits through fiscal 2013.

Chemicals

        Major chemicals used by Sappi Fine Paper North America include clays, carbonates, latexes and plastic pigments, titanium dioxide, caustic soda, other pulping and bleaching chemicals and chemicals for the speciality business. Sappi Fine Paper North America purchases these chemicals from a variety of suppliers. Most of these chemicals are subject to price fluctuations based on a number of factors, including energy and crude oil prices, the availability of feedstock's, transportation costs and the specific market supply and demand dynamics.

Europe

Wood

        Sappi Fine Paper Europe purchases approximately 3,7 million cubic meters of pulpwood per annum for its pulp mills. The wood is purchased both on contract and in the open market. Wood supply contracts are fixed for one year in terms of volumes. Price agreements range from three months for wood chips to one year for logwood.

        Logwood and wood chips used in the Gratkorn TCF pulp mill are purchased through the Papierholz Austria GmbH joint venture arrangement amongst Sappi, the Norske Skog Bruck mill Zellstoff Pöls, and the Frantschach Group. We hold a 42.5% ownership interest in Papierholz.

        The wood chips used in the Lanaken Chemithermomechanical Pulp ("CTMP") plant are purchased through Sapin S.A. ("Sapin"), a 50% joint venture company which we operate together with Norske Skog. Sapin was initially formed on November 25, 1986, pursuant to a joint venture agreement between the predecessors of Sappi Lanaken and Norske Skog. Under the agreement, as amended in September 2003, the parties agree to utilize Sapin exclusively to furnish the entire wood requirements of the joint venture partners' affiliated mills.

        Under a wood supply agreement, M-real Corporation's parent company (Metsäliitto Group) will supply us with up to 704,000 cubic meters of wood annually, substantially all of which is sourced in southern Finland, to the Kirkniemi mill for a minimum period of 12 years from 2009 at market rates.

Pulp

        Sappi Fine Paper Europe produces approximately 57% of its pulp requirements. The remainder is mostly supplied through open market contracts, the biggest supplier being M-real Corporation who supply up to 376,000 tons of pulp per annum, for contracted periods of between 1 and 6 years.

Energy Requirements

        Sappi Fine Paper Europe's energy requirements are generally met by the internal generation of energy and external purchases of electricity, natural gas, biomass, and to a lesser extent, hard coal and oil. The delivery of electricity, natural gas, oil, coal and biomass is covered by various mid-term supply agreements.

        Since July 2007, Gratkorn has operated a combined heat and power plant ("CHP plant") on site and has become an exporter of about 10 MW of electricity. The mill's additional energy requirements are met through the usage of biomass and mineral coal fuels.

        Substantially all of the electricity requirements of the Maastricht mill are satisfied by a 60 MW CHP plant, which was operated as a 50% joint venture (VOF WarmteKracht—Maastricht mill) between Sappi Fine Paper Europe and Essent until January 1, 2010. On this date, we acquired the remaining shareholding from Essent. The plant utilizes natural gas, which is procured from a Dutch supplier at market prices. All surplus electrical energy generated is supplied to the national grid.

        The Nijmegen mill's electricity requirements are largely satisfied by its co-generation power plant. The Nijmegen mill purchases natural gas from a Dutch gas supplier and a small amount of electricity from the public grid.

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

        To a great extent, the electricity and steam requirements of the Kirkniemi mill are covered under a long-term supply agreement with Fortum Heat & Power, a large Finnish utility company. The energy is generated on site by a 100 MW CHP plant which is owned and operated by the utility company. The large amount of natural gas required to operate the CHP plant is delivered by Gasum, the national gas supplier. The balance of the mill's power requirements is met through purchases of electricity from the public grid. Biomass and natural gas are purchased for the generation of additional steam.

        Stockstadt generates about 50% of their power needs from renewable resources and the remainder is purchased from an Austrian power company. The mill's steam requirements are met through the usage of biomass and mineral coal as fuels.

Chemicals

        Major chemicals used by Sappi Fine Paper Europe include clays, carbonates, latexes, starches and chemicals for the speciality business. Sappi Fine Paper Europe purchases most of these chemicals from a portfolio of suppliers, and in only one case is Sappi Fine Paper Europe dependent on a sole source of supply. There are generally adequate sources of supply in the market. Most of these chemicals are subject to price fluctuations based upon a number of factors, including energy and crude oil prices, the availability of feedstock's, transportation costs and the specific market supply and demand dynamics.

Southern Africa

Wood

        Sappi Southern Africa manages directly or indirectly approximately 567,000 hectares of forestland in southern Africa. Approximately 392,000 hectares are forested, which produce approximately 70% of the timber required for this reporting segment's operations. Sappi Forests owns approximately 385,000 hectares and manages the majority of the remainder. Usutu Forests cultivates 52,000 hectares of pine and eucalyptus on 66,000 hectares of land that is leased from the Swazi nation under a long-term lease agreement which is extendable to 2089. Sappi Forests presently has supply contracts for the timber from approximately 108,000 hectares of plantations planted by small growers with our technical and financial support. The remaining timber requirements are met through a number of significant medium-term contracts and open market purchases.

        A feasibility study for the establishment of 150,000 hectares of plantations in Mozambique was done during the 2009 and 2010 fiscal years. However, this project has been abandoned due to various regulatory and social obstacles in establishing and maintaining the plantations.

Pulp

        Sappi Southern Africa, in aggregate, manufactures all of the pulp required for its own paper production, except minimal quantities of specialized pulps which are procured from international suppliers. It is a net seller of bleached and unbleached paper pulp to the local and international markets. This vertical integration substantially reduces our exposure to fluctuations in the market price of pulp.

Energy Requirements

        Our energy requirements in southern Africa are principally met through the purchases of coal and electricity, supplemented by purchases of fuel, oil and natural gas. Coal, both for steam generation and electricity production, and oil are purchased on contract. Much of the energy demand is met by utilizing internally generated biomass and spent liquors from the pulping process. Electricity is supplied by Eskom, the state-owned electricity company, or generated internally. During the course of 2009, we commissioned a new electricity generating turbine unit at our Saiccor mill, and we now generate in excess of 50% of the total electricity requirements of the mill. This electricity is generated from bio-fuel and represents an increase of 30% in our internal generation capacity.

        Energy costs for our Southern African operations have risen sharply in recent years, which has had a significant impact on profitability in the region. In addition, in February 2010, NERSA, the National Energy Regulator of South Africa, announced that it had approved substantial annual tariff increases for electricity in South Africa for the years 2010 to 2012. In fiscal 2010 and 2011, electricity purchased from Eskom amounted to approximately 17% and 20% respectively, of the variable costs in the southern African operations.

        Sappi Southern Africa has contractually agreed to sell up to 35MW of electricity generated from the Saiccor and Ngodwana mills to Eskom under the Medium Term Power Purchase Program. Furthermore, Sappi Southern Africa is currently pursuing a number of renewable and co-generation energy projects in order to further increase its electricity self-sufficiency and thus to reduce the impact of higher than inflation electricity increases that are expected over the forthcoming few years.

Chemicals

        Major chemicals used by Sappi Southern Africa include caustic soda, calcium carbonates, latexes, starches, sulphur and sulphuric acid. Sappi Southern Africa purchases these chemicals from a variety of South African and overseas suppliers. There are generally adequate sources of supply, and in only one case are we dependent upon a sole source of supply. Most of these chemicals are subject to price and foreign currency fluctuations based upon a number of factors, including energy and crude oil prices, the availability of feedstock, transportation costs and the specific market supply and demand dynamics.

 ENVIRONMENTAL AND SAFETY MATTERS

Environmental Matters

        We are subject to a wide range of environmental laws and regulations in the various jurisdictions in which we operate and these have tended to become more stringent over time. Violations of environmental laws could lead to substantial costs and liabilities, including civil and criminal fines and penalties. Environmental compliance is an increasingly important consideration in our businesses, and we expect to continue to incur significant capital expenditures and operational and maintenance costs for environmental compliance, including costs related to reductions in air emissions such as carbon dioxide (CO2) and other greenhouse gases (GHG), wastewater discharges and solid and hazardous wastes. We closely monitor the potential for changes in pollution control laws and take actions with respect to our operations accordingly.

North America

        Sappi Fine Paper North America is subject to stringent environmental laws in the United States. These laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and their respective state counterparts and implementing regulations.

        On June 29, 2009, the Commissioner of the Department of Inland Fisheries and Wildlife, State of Maine (the "Commissioner"), issued a decision requiring Sappi Fine Paper North America to install a fish passage at the Cumberland Mills dam associated with the Westbrook mill, the most downriver dam on the Presumpscot River. Pursuant to a final order issued by the Commissioner, construction of the fish passage must be completed by May 1, 2013. Costs associated with construction and related engineering of this fish passage are estimated to be approximately US$4 million to US$5 million. Fish passage at the next dam upstream, the Saccarappa hydrofacility, must be operational two years after the Cumberland Mills dam fish passage is completed, during the spring of 2015. Installation of the Cumberland Mills dam fish passage may also trigger, over a period of approximately ten years, the obligation to install fish passages for at least some of Sappi Fine Paper North America's other upstream hydrofacilities as well, to allow natural fish migration and thus promote the restoration of native species to the river. The total cost of all fish passages associated with Sappi's dams along the Presumpscot River is estimated to be in the range of approximately US$18 million to US$28 million, which includes costs expected to be incurred in the next several years for the fish passage on the Cumberland Mills dam and Saccarappa hydrofacility as well as estimated costs for upstream fish passages which may be incurred in the future. Because construction of additional fish passages depends on several future contingencies, including the results of data gathering on fish populations in the river, we do not know the precise timing for incurring related future costs, assuming such obligations are triggered.

        We closely monitor state, regional and Federal GHG initiatives and other regulatory developments in anticipation of any potential effects on our operations. Although the United States has not ratified the Kyoto Protocol, and has not yet adopted a Federal program for regulating GHG emissions, Congress has considered comprehensive Federal legislation regarding climate change and various regional initiatives regarding emissions associated with climate change are either in effect or proposed. In addition, the US Environmental Protection Agency (USEPA) has finalized or proposed several rules relating to emissions reporting and emissions reductions, including rules issued in March 2011 known as the "Boiler MACT" which would establish new standards for emissions of hazardous air pollutants from commercial and industrial boilers. In May 2011, the USEPA stayed the Boiler MACT rules indefinitely. When announcing the stay, the USEPA stated that the stay will remain in effect until it completes an ongoing reconsideration process with respect to certain requirements in the rules or various court proceedings concerning Boiler MACT are completed, whichever comes first. Based on motions before the court, it is not clear whether the reconsideration process or the litigation will reach resolution first, or what the timing would be for completion or implementation of a revised rule. Capital expenditures, currently estimated to range between US$10 million and US$15 million, could be required for emissions control equipment at our mills in order to comply with the Boiler MACT rules as proposed in March 2011, although the anticipated impact of the rules, as well as the related costs, may be subject to revision in the future, particularly in light of the ongoing reconsideration process and litigation. The nature, scope and timing of any proposed legislation, including climate change legislation and other proposed rules regulating GHGs is highly uncertain and, currently, we do not know what precise effect, if any, such legislation will have on our financial condition and operations.

Europe

        Our European facilities are subject to extensive environmental regulation in the various countries in which we operate. The air emissions, water discharges and pollution control requirements of the permits of our mill operations in the European Union are based on Best Available Techniques (BAT). These are defined in the BAT reference documents (BREFs) of the Integrated Pollution Prevention and Control directive (IPPC). These documents are currently being revised but this exercise is taking longer than initially expected. The revised documents are expected to be adopted in early 2013.

        Other laws and regulations that apply to all our facilities in the European Union include:

  •
  The national European laws that regulate the waste disposal framework and place restrictions on land filling materials in order to reduce contaminated leachate and methane emissions. Prevention, re-use and recycling (material or thermal) are the preferred waste management methods. Consequently most of the waste material generated at our facilities is recycled. The small share of waste material that is still placed in landfills is inert material (ash or building rubble).

  •
  The EU Chemicals Regulation REACH (1907/2006/EC) intended to harmonize existing European and national regulations to provide better protection of human health and the environment is not directly applicable to the pulp and paper industry. It does, however, apply to a number of raw materials that we source. We also registered some intermediate substances in our pulp production processes.

  •
  A timber and timber product regulation adopted by the European Commission, the obligations, of which, will also apply to our European operations. The requirements apply as from March 3, 2013. We believe that we are well prepared for these new requirements as we have an effective certification and risk assessment system in place which allows us to trace wood and timber material back to its source.

  •
  An agreement with the national government in The Netherlands which we, together with other paper manufacturers, have signed to improve environmental management and further limit emissions.

        The countries within which Sappi operates in Europe have all ratified the Kyoto Protocol and we have developed a GHG strategy to comply with applicable GHG restrictions and to manage emission reductions cost effectively.

        The European Union (EU) has embarked on a plan to cut its energy consumption by 20% by 2020 in a bid to reduce its dependency on imported oil and gas and reduces energy costs by an estimated EUR100 billion every year. The EU target has three '20% elements'—20% reduction of greenhouse gas emissions, achieve a 20% share of renewable primary energy and a 20% increase in energy efficiency by 2020. The EU Emission Trading Scheme (ETS) has backed this approach by introducing specific carbon limits for the pulp and paper industry of 318g CO2/kg paper and 20g CO2/kg sulphite pulp as a benchmark.

        Previously, we have had a surplus of emission rights due to our efforts to reduce our energy needs and to increase the share of renewable fuel use. These were either traded between mills or sold onto the market. For the next phase, as of 2013, the allocation will be based on a product benchmark and we expect to fall short of emission rights as the benchmark is very low. Currently, the cost for extra emission rights is estimated at EUR 14 million per annum.

South Africa

        In southern Africa, the environmental regulatory legal framework is still evolving, as is the enforcement process. We work with government authorities in striving to find a balance between economic development and social and environmental considerations.

        The Minister of Water and Environmental Affairs considered it necessary to strengthen enforcement of legislation by the Environmental Management Inspectors (EMIs) in her department. The EMIs prioritized various sectors of industry and inspected those sectors in the course of the past four years. From 2008 to 2011, the EMIs focused attention on the pulp and paper sector, signaling more stringent enforcement for our mills.

        Our Ngodwana, Enstra and Tugela mills have undergone comprehensive initial inspections with subsequent follow up audits done by the EMIs during the course of 2008 to 2011. We are continuing to make progress on addressing the issues that were identified by the inspectors and, as appropriate, have been voluntarily submitting progress reports to the EMI lead team member's office. The purpose of submitting regular updates is to maintain a sound working relationship with the EMI based on effective communication in a transparent manner.

        The primary South African environmental laws affecting our operations are:

  •
  The National Water Act that addresses the water shortages in South Africa and relates to both our manufacturing and our forestry operations. Abstraction of water, discharge of effluent and management of forests are all regulated under a license system in which first allocations go to, among other things, human consumption, before allocations are made to agriculture, industry and forestry. All water use is subject to a charge.

  •
  The National Environmental Management Act that provides for the integration of environmental considerations into all stages of any development process. The Act includes a number of significant principles, such as private prosecution of companies in the interest of the protection of the environment and the establishment of aggressive waste reduction goals.

  •
  The National Environmental Management Act: Air Quality Act was promulgated at the beginning of 2005 and has now replaced the 1965 Atmospheric Pollution Prevention Act. The new Act will impose more stringent compliance standards on our operations over a period of five to ten years.

  •
  The National Environmental Management Act: Waste Act was enacted on July 1, 2009. The Waste Act regulates the use, re-use, recycling and disposal of waste and regulates waste management by way of a licensing system.

  •
  The Kyoto Protocol: South Africa has also ratified the Kyoto Protocol, which obligates signatory countries to take measures to reduce their greenhouse gas emissions through the initial commitment period, which expires in December 2012. It is unclear whether there will be a successor agreement to the Kyoto Protocol post 2012, or what the implications will be for signatory countries if the Kyoto Protocol is not extended past the initial commitment period.

        The requirements under these statutes, predominantly with respect to air emissions from our mills, will result in additional capital and operating expenditures, some of which may be significant. Newly enacted legislation in South Africa typically provides for a phase-in period for new standards. As a result, the impact on our mills of new standards contained in the Air Quality Act and the Waste Act is expected to be distributed over the next five to ten years. We are in frequent contact with regulatory authorities during the phasing in of these requirements, in an attempt to manage the transition period.

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

        In Europe, we participate in various governmental worker accident and occupational health insurance programs. In Belgium and The Netherlands, these programs are funded by mandatory contributions by employers and employees. In Germany, we participate in a similar mandatory contribution scheme controlled by the German government, which permits employer and employee participation in its administration. In Austria and the United Kingdom, employee liability insurance is funded by the employer. In Finland, employment accident insurance is funded by the employer while occupational health insurance is funded partly by employees. In Switzerland, employee insurances of non-work accidents, work accidents and occupational diseases are funded by mandatory contributions by the employer. The administrative board of the assigned insurance consists of representatives of government, employers and employees. The safety and health issues are integrated into the management systems and all mills of Sappi Fine Paper Europe comply with health and safety legislation and are OHSAS 18001 certified.

        In South Africa, we must comply with a number of laws regulating workers' compensation for injuries and health and safety within the workplace, the most important of which is the Occupational Health and Safety Act and related regulations. Our South African businesses are audited every two years to evaluate compliance with this legislation. All Pulp and Paper mills, as well as Sappi Forests Plantations, are both OHSAS 18001:2007 and ISO 14001:2004 certified for health and safety management systems and environmental management systems, respectively.

ORGANIZATIONAL STRUCTURE

        Sappi Limited is the ultimate holding company of the Sappi Group. The following table sets forth significant subsidiaries and joint ventures owned directly or indirectly by Sappi Limited at September 2011.

Name	Trading Name	% Held*	Country of Incorporation	Nature of Business
Southern Africa
Sappi Southern Africa (Pty) Ltd(1)	Sappi Southern Africa or Sappi Manufacturing or Sappi Forest Products or Sappi Paper and Paper Packaging South Africa or Sappi Chemical Cellulose or Sappi Forests or Sappi ReFibre	100	South Africa	Pulp and paper manufacturer and forestry operations
Umkomaas Lignin (Pty) Ltd	Lignotech	50	South Africa	Lignosulphonate Manufacturer
Usutu Forest Products Company Limited	Sappi Forests, Sappi Southern Africa	100	Swaziland	Forestry Operations
America
S.D. Warren Company	Sappi Fine Paper	100	United States	Pulp and paper manufacturer
Sappi Cloquet LLC	Sappi Fine Paper	100	United States	Pulp and paper manufacturer
Europe
PE Paper Escrow GmbH	PE Paper Escrow	100	Austria	Finance
Sappi Alfeld GmbH	Sappi Fine Paper	100	Germany	Pulp and paper manufacturer
Sappi Austria Produktions-GmbH & Co. KG	Sappi Fine Paper	100	Austria	Pulp and paper manufacturer
Sappi Deutschland GmbH	Sappi Fine Paper	100	Germany	Sales and marketing
Sappi Ehingen GmbH	Sappi Fine Paper	100	Germany	Pulp and paper manufacturer
Sappi Europe S.A.	Sappi Fine Paper	100	Belgium	European head office
Sappi Esus Beteiligungsverwaltungs GmbH	Sappi Fine Paper	100	Austria	Holding Company
Sappi Finland l Oy	Sappi Fine Paper	100	Finland	Pulp and paper manufacturer
Sappisure Försäkrings AB	Sappisure	100	Sweden	Captive Insurance company
Sappi Gratkorn GmbH	Sappi Fine Paper	100	Austria	Property company
Sappi Holding GmbH	Sappi Holding	100	Austria	Holding company
Sappi International S.A	Sappi International	100	Belgium	Treasury
Sappi Lanaken NV	Sappi Fine Paper	100	Belgium	Paper manufacturer
Sappi Lanaken Press Paper NV	Sappi Fine Paper	100	Belgium	Pulp and paper manufacturer
Sappi Maastricht B.V	Sappi Fine Paper	100	The Netherlands	Paper manufacturer
Sappi Nijmegen B.V.	Sappi Fine Paper	100	The Netherlands	Paper manufacturer
Sappi Papier Holding GmbH	Sappi Papier Holding or Sappi Fine Paper	100	Austria	Pulp and paper manufacturer Treasury and holding company
Sappi Schweiz AG	Sappi Fine Paper	100	Switzerland	Pulp and paper manufacturer
Sappi Stockstadt GmbH	Sappi Fine Paper	100	Germany	Pulp and paper manufacturer
Asia
Jiangxi Chenming Paper Co Ltd	Jiangxi Chenming	34	China	Operating Joint Venture

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

Location	Use	Approximate Size(1)	Secured/ Leased
Sappi Limited
Johannesburg, South Africa	Sappi Headquarters(2)	15,058 m2	Leased
Sappi Fine Paper
Sappi Fine Paper North America
Boston, Massachusetts	Headquarters(3)	2,964 m2	Leased
Skowhegan, Maine (Somerset mill)	Manufacturing facility: coated paper, softwood and hardwood pulp	1,094 ha	Financing Collateral
Westbrook, Maine	Manufacturing facility: speciality and release paper and research and development facility	123.4 ha
Cloquet, Minnesota	Manufacturing facility: coated paper and pulp(4)	420.1 ha	Financing Collateral Partly Leased
Allentown, Pennsylvania	Coated paper sheeting facility	12.1 ha
Dayton, New Jersey	Distribution center(5)	33,243m2	Leased
South Portland, Maine	Financial and customer service office(2)	4,500 m2	Leased
Chicago, Illinois	Distribution center(11)	20,903m2
Sappi Fine Paper Europe
Brussels, Belgium	Headquarters(6)	0.4 ha	Leased
Gratkorn, Austria	Manufacturing facility: coated paper and pulp(10)	99.9 ha	Financing Collateral, Partly Leased
Maastricht, Netherlands	Manufacturing facility: coated paper and research and development facility	12.8 ha	Financing Collateral
Nijmegen, Netherlands	Manufacturing facility: coated paper	10.7 ha	Financing Collateral
Lanaken, Belgium	Manufacturing facility: coated paper and pulp	32.6 ha
Alfeld, Germany	Manufacturing facility: coated paper, uncoated paper and pulp	33.3 ha
Ehingen, Germany	Manufacturing facility: coated paper and pulp	35.7 ha
Blackburn, England	Subsequently sold	36.0 ha
Wesel, Germany	Distribution center(7)	62.1 ha	Partly Leased
Stockstadt, Germany	Manufacturing facility: coated paper, uncoated paper and pulp	60.2 ha
Biberist, Switzerland	Industrial Site(12)	78.7 ha
Kirkniemi, Finland	Manufacturing facility: coated paper and pulp	186.9 ha	Financing Collateral
Sappi Southern Africa
Johannesburg, South Africa	Headquarters(9)
Sappi Chemical Cellulose
Umkomaas, South Africa	Manufacturing facility: chemical cellulose(8)	159.4 ha	Partly Leased

Location	Use	Approximate Size(1)	Secured/ Leased
Sappi Paper and Paper Packaging
Ngodwana, South Africa	Manufacturing facility: linerboard, newsprint and kraft pulp	1,282.9 ha
Tugela, South Africa	Manufacturing facility: linerboard, corrugating medium, sackkraft and industrial kraft	914.4 ha
Cape Kraft, South Africa	Manufacturing facility: linerboard and corrugating medium	9.5 ha
Enstra, South Africa	Manufacturing facility: uncoated paper and hardwood pulp(8)	582.7 ha	Partly Leased
Stanger, South Africa	Manufacturing facility: coated paper, tissue and bagasse pulp(8)	55.4 ha	Partly Leased
Adamas, South Africa	Industrial Site(12)	7.2 ha
Bunya, Swaziland (Usutu)	Leased to third party timber processor	45.0 ha
Sappi Forests
Barberton, South Africa (Lomati Sawmill)	Sawmill	24.6 ha

(1)
The approximate size measurement relates to, in the case of manufacturing and distribution facilities, the perimeter of the property on which the principal manufacturing or distribution facilities are situated and, in the case of offices, the interior office space owned or leased.

(2)
Subject to a lease expiring in 2015.

(3)
Subject to a lease expiring in 2021.

(4)
A portion of the equipment is subject to lease agreements.

(5)
Subject to a lease expiring in 2015.

(6)
Subject to leases expiring in 2016.

(7)
Of the total 62,140 m2, 8,800 m2 is subject to a lease that operates on a year-to-year basis. The remainder of the property is subject to a heritable building right ("Erbbaurecht").

(8)
Substantial assets are leased pursuant to finance lease agreements.

(9)
Included under Sappi Limited headquarters.

(10)
Part of the Gratkorn mill is built on land leased from the Gratkorn municipality.

(11)
Subject to a lease expiring in 2018.

(12)
Ceased production in 2011.

Sappi Plantations

Hectares
Owned by us in South Africa	385,000
Leased by us or managed directly in South Africa	8,000
Projects in South Africa (owned and managed by farmers that we indirectly manage through technical advice and support)	108,000
Leased by us in Swaziland	66,000

Total	567,000

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

        The Group Annual Financial Statements including the applicable notes thereto, contained herein, have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

        Our fiscal years operate on a 52 accounting week cycle, except every 6th fiscal year which includes an additional accounting week. Fiscal 2011 operated on a 53 accounting week cycle while Fiscal 2010 and 2009 operated on a 52 accounting week cycle.

Company and Business Overview

        We are a global company, which through acquisitions in the 1990s, was transformed into one of the global market leaders in the coated woodfree paper sector. Two acquisitions were pivotal in establishing us as a global company, namely the acquisition in 1994 of S.D. Warren Company, now known as Sappi Fine Paper North America, and the acquisition in 1997 of KNP Leykam, now integrated into Sappi Fine Paper Europe. On December 31, 2008 we acquired the coated paper business of M-real Corporation, which is now integrated in Sappi Fine Paper Europe. Further opportunities to grow within our core businesses will continue to be evaluated.

        The Group has three reportable segments, namely Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Southern Africa. Sappi Fine Paper comprises the reporting segments Sappi Fine Paper North America and Sappi Fine Paper Europe. We also operate a trading network, called Sappi Trading, for the international marketing and distribution of chemical cellulose and market pulp throughout the world and for our other products in areas outside our core operating segments of Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Southern Africa. All sales and costs associated with Sappi Trading are allocated to the three reportable segments.

        Sappi Fine Paper has a total paper production capacity of approximately 4.9 million tons per annum, of which approximately 4.7 million tons relate to the manufacture of coated woodfree and coated mechanical paper.

        Sales by source and destination for fiscal 2011, fiscal 2010 and fiscal 2009 were as follows:

	Sales by Source			Sales by Destination
	2011	2010	2009	2011	2010	2009
	%
North America	21	21	24	22	22	24
Europe	54	55	54	46	48	48
Southern Africa	25	24	22	13	13	13
Far East and others	—	—	—	19	17	15

Total	100	100	100	100	100	100

Beneficial Shareholding by Region

        On November 5, 1998, our American Depositary Receipts commenced trading on the New York Stock Exchange. Based on available information, as of September 30, 2011 we believe our beneficial shareholding by region to be as follows:

	September
	2011	2010	2009
		%
North America	18	16	12
Europe and elsewhere	11	13	13
Southern Africa	71	71	75

	100	100	100

Source: Registered addresses and disclosure by nominee companies, excluding the shares owned by a subsidiary of Sappi.

Principal Factors Impacting our Group Results

        Our results of operations are affected by numerous factors. Given the high fixed cost base of pulp and paper manufacturers, industry profitability is highly sensitive to changes in sales volumes and prices. Sales volumes and prices are significantly affected by changes in industry capacity and output levels, customer inventory levels and cyclical changes in the world economy. Industry profitability is also influenced by factors such as the level of raw material, energy, chemicals and other input costs, exchange rates, and operational efficiency.

        The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact the business are:

  (a)
  Cyclical nature of the industry and its impact on sales volumes;

  (b)
  Movement in market prices for products and for raw materials and other input costs of manufacturing;

  (c)
  Sensitivity to currency movements and inflation rates;

  (d)
  The additional week in fiscal 2011; and

  (e)
  New acquisitions, expansions, restructurings, cost-reduction initiatives, capacity closures, our ability to maintain and continuously improve operational efficiencies and performance and other significant factors impacting costs;

        Because many of these factors are beyond our control and certain of these factors have historically been volatile, past performance is not necessarily indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Cyclical Nature of the Industry and Movement in Market Prices, Raw Materials and Input Costs:

        The markets for pulp and paper products are cyclical, with sales prices significantly affected by factors such as changes in industry capacity and output levels, customer inventory levels and changes in the world economy. The pulp and paper industry has often been characterized by periods of imbalances between supply and demand, causing prices to be volatile. Prices also vary significantly by geographic region and product. Coated woodfree paper, our core product used for many types of publications, is susceptible to the highly cyclical advertising market, a major driver in our business. See "—Markets" for a further discussion of the cyclical nature of the pulp and paper industry and movements in market prices. In addition, the purchase prices of many of the raw materials we use generally fluctuate in correlation with global commodity cycles. Other input costs, such as energy and fuel costs, vary depending on various factors, including local and global demand and seasonality. Worldwide economic conditions experienced a significant downturn during fiscal 2009 which continued into fiscal 2010, resulting in significant recessionary pressures and lower business and consumer confidence. As worldwide economic conditions improved throughout 2010, demand for our products improved, and market prices increased in our major markets. Market prices for pulp increased significantly in fiscal 2010 and continued to do so during fiscal 2011 due to higher worldwide-demand, and in specific, demand from Asia. However, with the emergence of the sovereign debt crises in the European Union during the latter half of calendar 2011, the global economic recovery slowed and demand for our products, and consequently sales prices declined.

Sensitivity to Currency Movements:

        The principal currencies in which our subsidiaries conduct business are the US dollar (US$), euro (€) and South African Rand (ZAR). See "—Currency Fluctuations".

Sensitivity to Inflation Rates:

        Movements in inflation rates in the various regions in which we operate can affect our results. See "—Inflation and Interest Rates".

Additional week in fiscal 2011:

        Our normal reporting cycle comprises 4 quarters, each consisting of thirteen 7-day weeks, which is equal to 364 days per year. As a result, after 6 years we have effectively "lost" a week (including the leap year). Accordingly, every 6 years we add an additional week to one of our quarters, which we did in the first quarter of fiscal 2011—thus fiscal 2011 consists of 53 weeks of operations instead of the usual 52 weeks.

        The main impacts of the additional week this year are:

  •
  an increase in Operating Profit excluding Special Items by about US$8 million (assuming a pro-rata accumulation of operating profit over the period); and

  •
  our accounting cut-off in all four quarters of fiscal 2012 falling after the calendar month-end. Since most of our suppliers (particularly in Europe and South Africa) are paid on the calendar month-end, this resulted in a substantial cash outflow of between US$150 million and US$200 million just before our quarterly accounting cut-offs, which was not the case in fiscal 2010. Thus, when comparing our Net Cash Generated in fiscal 2011 to 2010, we believe it would be appropriate to add approximately US$150 million to Net Cash Generated in fiscal 2011 or to deduct the same amount in fiscal 2010. This impact was reflected through Working Capital and impacted Net Debt.

Acquisitions, Expansions, Restructurings and Cost-reduction Initiatives:

        We continually evaluate the performance of our assets by maintaining a focus on profitability and we actively manage our asset base on a regional basis, including closing non-performing assets and pursuing an investment policy that is focused on high-return projects. Some of these recent developments include the following:

        Blackburn mill closure and cessation of production from PM 5 at Maastricht mill:    During August 2008, we announced the possible closure of Blackburn mill in the United Kingdom and the possible cessation of production from our PM 5 at Maastricht mill in The Netherlands. We reached an agreement with labor representatives at out Blackburn mill during September 2008 and finally closed the facility on

November 12, 2008. On December 19, 2008 we also ceased production from PM 5 at our Maastricht mill. As a result of the closure of our Blackburn mill and the cessation of production from PM 5 at our Maastricht mill, our coated woodfree paper capacity was reduced by 180,000 tons. Profitable products were moved to our other facilities in Europe.

        Acquisition of M-real Corporation's coated graphic paper business:    On December 31, 2008, we acquired the coated woodfree and coated mechanical paper business from the M-real Corporation. See "—Mill Closures, Acquisitions, Dispositions, Impairment, Joint Venture and Broad Based Black Economic Empowerment".

        Muskegon mill closure:    During April 2009, we announced the suspension of production from our Muskegon mill in North America due to weak demand and prices for coated woodfree paper products in the North American market. We announced the final closure of our Muskegon mill on August 26, 2009. We continue to serve all our affected customers from our other operations in the United States. During August 2011, we sold the Muskegon mill site for US$2.2 million to a third party.

        Kangas mill closure:    Due to a reduction in the European consumption of coated magazine paper arising from the global recession, our Kangas mill in Finland had experienced a substantial amount of commercial downtime since the beginning of 2009. We announced the closure of the mill in January 2010. All our affected customers are now served from our other European operations. On July 7, 2010, we sold the Kangas mill land and buildings to M-real for €13 million.

        Usutu mill closure:    The Usutu mill was closed on January 31, 2010 in response to adverse market conditions in the pulp sector, as well as the cumulative severe impact of fire damage during August 2008, which destroyed 40% of the mill's timber crop. As a result, the mill was no longer self-sufficient with respect to timber supplies.

        Biberist mill closure:    On March 31, 2011 we announced, that due to the persistent overcapacity in the European coated and uncoated fine paper market, we would be entering into a consultation process with employee representatives and social partners at our Biberist mill in Switzerland. Despite the combined efforts of mill employees and management, we were unable to identify a viable alternative to ensure the future existence of the mill. On July 20, 2011, we announced the closure of the Biberist mill and ceased operations in the mill during August 2011. As a result of this closure, we reduced our annual production capacity by 500,000 tons of coated and uncoated fine paper in the European market. We expect that most of our affected customers will in the future be serviced from other European mills.

        Adamas mill closure:    We announced the possible closure of our Adamas mill in South Africa on May 23, 2011 and entered into a consultation process with employee representatives soon thereafter. Unable to find a viable alternative for the mill, we announced the final closure of the mill on August 3, 2011. We ceased operations at the mill later in August 2011 and transferred all products produced at the facility to other Sappi mills in South Africa to ensure an un-interrupted supply of products to our customers.

        Expansion of chemical cellulose capacity:    On May 17, 2011, we announced the US$340 million expansion of our Ngodwana mill in South Africa. The expansion will change the product portfolio of the mill to include the annual production of 210,000 tons of chemical cellulose. During November 2011, we also announced an additional investment of US$170 million in our Cloquet mill in the United States, which will enable the facility to produce 330,000 tons of chemical cellulose per annum. Together with our Saiccor mill in South Africa, these investments will increase our total annual chemical cellulose production capacity to approximately 1.3 million tons. Both projects have been initiated, are progressing well and we plan to commission both projects during 2013.

        Forestry investment:    During fiscal 2011, we announced a joint proposal with AsgiSA (Accelerated and Shared Growth Initiative for South Africa) to accelerate the establishment and management of 30,000 hectares of commercial tree plantations by 2020 in the Eastern Cape province of South Africa.

        European and southern African restructuring initiatives:    During fiscal 2011, we embarked on restructuring initiatives in our European and southern African operations in an effort to streamline our operations further, to adapt to the changing needs of our customers and to match our assets to profitable markets for future growth. We expect to start realizing the cost-saving benefits from these initiatives in Europe in the first half of fiscal 2012, and in southern Africa in the second half of fiscal 2012.

Markets

        The markets for our products are cyclical, with demand and pricing significantly affected by supply and demand dynamics, customer inventory levels and changes in the world economy. Prices also vary significantly by geographic region and product. Coated woodfree paper, our core product used for many types of publications, is susceptible to the highly cyclical advertising market, a major driver in our business.

Coated Woodfree Paper

        Demand for coated woodfree paper is heavily dependent on global economic growth. The slowdown in the global economy at the end of 2008 through most of 2010 meant demand for our products was lower than in previous years, where the global economy enjoyed stable growth. During 2011, demand for coated woodfree paper declined in mature markets, but grew in emerging markets, which we believe also reflects longer-term demand trends. Overall, there was a small decrease in global demand of 1.5% when compared to the previous year.

Global Coated Woodfree Paper Market Balance

Source: EMGE

        The global demand to capacity ratio for coated woodfree paper averaged 94% through fiscal 2008, but declined to approximately 82% in fiscal 2009 due to the slowdown in the global economy. The demand to capacity ratio rose to approximately 90% in 2010 as global economic conditions improved in our major markets and capacity curtailments were implemented. No increases in industry capacity in Europe and North America were discernible during this period, with companies reluctant to undertake major new capital projects in these regions due to the poor returns being achieved. Despite global overcapacity, high Asian demand and growth rates and availability of funding led to significant coated woodfree paper capacity additions between fiscal 2000 and fiscal 2011 in Asia, particularly in China. Over 1 million tons of coated woodfree capacity was added in 2011. This additional capacity, coupled with flat demand, led the demand to capacity ratio to decline to 86% in fiscal 2011.

        North American apparent consumption declined by 26% in fiscal 2009 compared to fiscal 2008, largely as a result of the global economic recession. In fiscal 2010, as economic conditions improved, demand for our products improved by 13% compared to fiscal 2009. However, with the emergence of the sovereign debt crisis, growth rates declined in 2011 and apparent consumption grew by less than 1% during fiscal 2011 compared to fiscal 2010. Coated woodfree paper prices in North America increased during fiscal 2011 compared to fiscal 2010, with an increase of approximately 8% in the grade that represents the largest end use of coated woodfree paper (No. 3 60lb rolls).

        Demand in Europe grew 2% in fiscal 2007 and was flat in fiscal 2008. Deteriorating economic conditions in 2009 led to a severe reduction in demand for coated fine paper of approximately 17% but demand grew again slightly by 1% in fiscal 2010 compared to fiscal 2009. During fiscal 2011, demand for coated woodfree paper fell by 6% when compared to fiscal 2010 as a result of sovereign debt issues combined with competition from electronic media. Industry shipments, which include export volumes, fell 5% in the same period. Due to global overcapacity and low demand for coated woodfree paper, manufacturers announced closures of approximately 1.7 million tons of coated woodfree paper capacity in 2008 and 2009. These closures positively affected the supply / demand relationship in Europe and around the world. There were no major capacity closures in 2010. In 2011, a major producer has announced the closure of 1.3 million tons of coated paper in Europe, including approximately 800,000 tons of coated paper, which is expected to further improve the supply / demand balance for magazine paper in Europe.

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

Source: AF&PA & Cepifine
United States short tons converted to tons

        The price history for benchmark coated woodfree grades in North America and Europe is shown in the following chart:

Benchmark Coated Woodfree Paper Prices for North America and Europe

Source: RISI (Resource Information System Inc)

        Prices are list prices. Actual transaction prices could differ.

Coated Woodfree Paper—North America:

        The average sales prices achieved by Sappi Fine Paper North America increased by US$44 to US$1,058 per ton, in fiscal 2011 compared to fiscal 2010. Prices showed an improving trend over the course of the fiscal year as economic conditions improved and demand for our products grew.

        In October 2010, the US International Trade Commission determined that imports of coated paper from China and Indonesia threatened material injury to US producers and workers. The decision allowed the US Department of Commerce to impose duties on coated paper arriving in the US from China, ranging from 27.1% to 338.7% and for imports arriving from Indonesia, at 38%. These duties are expected to remain in effect for five years from November 2010, although there can be no guaranty that the duties will not be eliminated or reduced prior to that time.

Coated Woodfree Paper—Europe:

        In fiscal 2011, the average prices realized for our European products increased by €33 per ton compared to fiscal 2010. Prices for coated woodfree paper in Europe were higher in the first half of the year but declined slowly as demand weakened on rising uncertainty surrounding the European sovereign debt crisis. Sales prices in Europe are impacted by the movement in the US$ / euro exchange rate, as explained in detail in the analysis of sales by region contained in "Operating Results—Sales".

Coated Mechanical Paper—Europe:

        European deliveries of coated magazine paper increased 5% in fiscal 2011 compared to fiscal 2010, while average market prices also increased by 5%. The market for coated mechanical paper was more favorable than that of coated woodfree paper due to an exaggerated price differential between the grades, which made coated mechanical paper more affordable and more attractive to purchasers. Sales prices in Europe are impacted by the movement in the US$ / euro exchange rate, as explained in detail in the analysis of sales development by region contained in "Operating Results—Sales".

Pulp

        The global economic recession in fiscal 2009 led to a decrease in demand for paper and subsequently, market pulp. As economic conditions began to recover in fiscal 2010, coupled with a disruption of supply from Chile due to an earthquake, prices for market pulp rose quickly. Average NBSK pulp prices increased by 36% in fiscal 2010 compared to fiscal 2009. Average NBSK pulp prices continued to perform well and remained high into fiscal 2011, showing an 11% increase when compared to 2010. NBSK pulp prices peaked in June 2011 but began falling as worldwide economic conditions became increasingly uncertain due to the European Union sovereign debt crisis.

        Since we sell roughly as much pulp as we purchase, fluctuations in market pulp prices have a marginal direct impact on our overall profitability. However, at a divisional level, pulp prices do affect the profitability of our divisions as Sappi Fine Paper Europe is a net buyer of hardwood pulp and Sappi Southern Africa and Sappi North America are net sellers of hardwood pulp.

        The price of NBSK and Bleached Hardwood Kraft pulp (BHKP) is depicted in the following chart:

PIX Benchmark Pulp Prices

Source: PIX (Index from FOEX Indexes Ltd)

        Chemical cellulose accounts for the majority of external pulp sales. Chemical cellulose is produced at our Saiccor mill in South Africa and is used principally as an input in the production of various textiles, non-woven fibres, microcrystalline cellulose for the food and pharmaceutical industries, ethers and Cellulose Microcrystalline's ("CMC") for a range of household as well as mining products, and a number of other application areas. Sappi is not currently active in the acetate segment primarily due to production constraints at the Saiccor mill, coupled with strong demand from its other segments.

        The movement in the price of certain chemical cellulose grades is linked to the price of NBSK. However, higher technical grade specifications allow chemical cellulose to typically trade at a premium to NBSK. BHKP generally sells at a lower price than NBSK.

        After a decline in the US$ denominated sales price of NBSK, which dropped to a low of US$577 per ton in March 2009, the market has seen a steady recovery, reaching a high of US$1,023 per ton in June 2011 before retreating to US$958 per ton by the end of September 2011. Spot prices for chemical cellulose reached record highs at the beginning of 2011 before falling back sharply in the latter half of the year.

        While demand for chemical cellulose experienced a sharp downturn during the first half of fiscal 2009 as a result of the global economic crisis, this was short lived and demand recovered strongly in the second half of fiscal 2009, driven mainly by a recovery in demand for textile fibres, including viscose staple fibres and lyocell. The Saiccor mill has operated at full capacity from the second half of 2009 and during fiscal 2010 and 2011, except for the three week strike during July 2011. Towards the end of 2011, a number of viscose staple fibre producers, largely those purchasing chemical cellulose on a non-contract basis, began reducing their chemical cellulose order quantities as a result of weakening demand, the introduction of new viscose capacity and the expectation of lower chemical cellulose prices from the newly announced chemical cellulose capacity entering the market. However, Saiccor's order book remains full as a significant portion of its capacity is contracted with key industry players.

        In fiscal 2010 the 90,000 ton per annum Baikalsk plant in Russia restarted production while the P.T. Toba plant in Indonesia, which had been switched to run on paper grade pulp, recommenced producing chemical cellulose at an estimated rate of around 140,000 tons per annum. Furthermore, China increased its bamboo based chemical cellulose capacity by 40,000 tons per annum during the year.

        During fiscal 2011, the spot price for certain chemical cellulose grades peaked at US$2,400 per ton on the back of strong global demand. With pricing at these levels, a number of pulp and paper companies around the world announced new chemical cellulose capacities. However, as pricing for chemical cellulose eased back to more stable levels, some of these capacity expansions were cancelled or placed on hold, although, the market did see the commissioning of approximately 300,000 tons of chemical cellulose conversions (swing production capacity) due to the record high prices of chemical cellulose and cotton linter pulp in 2011. However, these production facilities exited the chemical cellulose market and recommenced with the production of paper pulp as the spot prices for chemical cellulose products declined.

        During 2011, the Cosmo Speciality Fibres production facility restarted its 140,000 ton per annum chemical cellulose line in the USA, bamboo based chemical cellulose capacity in China was expanded by a further 70,000 tons per annum and the Paskov Mill commissioned an additional 50,000 tons per annum of chemical cellulose in the Czech Republic.

Currency Fluctuations

        The principal currencies in which our subsidiaries conduct business are the US dollar (US$), the euro (€) and the South African Rand (ZAR). Although the reporting currency is the US dollar, a significant portion of the Group's sales and purchases are made in currencies other than the US dollar. In Europe and North America, sales and expenses are generally denominated in euro and US dollars, respectively; however, pulp purchases in Europe are primarily denominated in US dollars. In South Africa, costs incurred are generally denominated in ZAR, as are local sales. Exports from the South African businesses to other regions, which in local currency represented approximately 49% of net sales of Sappi Southern Africa in fiscal 2011 (fiscal 2010: 47%; fiscal 2009: 44%), are denominated primarily in US dollar.

        The appreciation of the ZAR or the euro against the US dollar diminishes the value of exports from South Africa and Europe in local currencies, while depreciation of these currencies against the US dollar has the opposite impact. Since expenses are generally denominated in local currencies, the depreciation of the US dollar has a negative effect on gross margins on exports sales as well as those domestic sales which are priced relative to international US dollar prices. The appreciation of the US dollar has the opposite impact. In North America, the depreciation of the US dollar against the euro or Asian currencies has a positive effect on sales volumes and margins, due to high levels of imports of coated woodfree paper in the market, which are adversely affected by such depreciation, and the favorable impact on exports of coated woodfree paper and release paper. The Group's consolidated financial position, results of operations and cash flows may be materially affected by movements in the exchange rate between the US dollar and the respective local currencies to which subsidiaries are exposed. The principal currencies in which subsidiaries conduct business that are subject to the risks described in this paragraph are the euro and ZAR. The following table depicts the average and year end exchange rates for the ZAR and euro against the US dollar used in the preparation of our financial statements in fiscal 2011, fiscal 2010 and fiscal 2009:

	Average rates			Closing rates
Exchange rates	2011	2010	2009	2011	2010	2009
US$/ZAR	6.9578	7.4917	9.0135	8.0963	7.0190	7.4112
EUR/US$	1.3947	1.3658	1.3657	1.3386	1.3491	1.4688

 Exchange Rate Trends

Source: Thomson Reuters

US$ 1 = ZAR, EUR 1 = US$.

        The profitability of certain of our South African operations is directly dependent on the ZAR proceeds of their US dollar exports. Selling prices in the local South African market are also influenced by pricing of foreign currency imports, and appreciations of the ZAR against the US dollar lead to increased pressure from imports.

        The translation of our annual results into the reporting currency (US dollar) from local currencies tends to distort comparisons between fiscal periods due to the volatility of currency exchange rates. On average, the euro strengthened 2% against the US dollar in fiscal 2011 compared to fiscal 2010, but weakened towards the end of fiscal 2011 to close below its 2010 fiscal closing levels. The ZAR strengthened in fiscal 2011 to an average level against the US dollar of 6.96, 7% stronger than fiscal 2010 average levels, but weakened to a closing rate of ZAR8.10 / US$ at the end of fiscal 2011, approximately 14% weaker than the closing rate of fiscal 2010. The impact of these currency movements increased reported sales in US dollars by US$210 million for fiscal 2011, reduced reported sales in fiscal 2010 by US$264 million and increased reported sales by US$547 million in fiscal 2009. The impact of currency translation effects on our results of operations are described in "Operating Results—Sales" and "Operating Results—Operating Expenses".

Inflation and Interest Rates

        The graph below summarizes the South African inflation and interest rates (3 month JIBAR), as well as the South African Reserve Bank lending rate (repo rate) at the relevant fiscal year ends.

 South African Inflation and Interest Rates

Source: Bloomberg

        In view of the global financial and economic crisis, inflation rates in the United States and Europe continued to decline in the first half of calendar 2009 before rising again in late calendar 2009 and early 2010. United States inflation rates declined again in late calendar 2010 before rising sharply in early calendar 2011 to reach levels closer to those of 2007 and 2008. European inflation rates continued to rise gradually in late calendar 2010 and 2011, also reaching levels closer to those of 2007 and 2008.

        Short term interest rates declined sharply in early calendar 2009, as central banks reacted to the sharp decline in economic activity, and remained at their low levels during the second half of calendar 2009, 2010 and 2011. The table below depicts the fiscal period average United States three month Libor.

United States 3 Month Average Libor

        The fiscal period average three-month Euribor interest rate in Europe is depicted below. The low short-term interest rates in the United States and Europe continue to represent a significant interest rate differential when compared to South Africa's 5.5% repurchase rate as determined by the South African Reserve Bank, and could result in further short-term strengthening of the ZAR.

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

        With regard to interest rate and currency swaps, hedge accounting is permitted when the hedging relationship between the hedging instrument and the underlying debt meets the relevant requirements of IFRS. For example, the Group has entered into two hedging relationships, an interest rate and currency swap which swaps the fixed rate on a US dollar public bond to a euro fixed rate, as well as swapping the US dollar principal of the bonds to euro, and an interest rate swap which swaps the fixed rate on a US dollar public bond into a floating US dollar rate.

        The Group has a current policy of not hedging translation risks. The South African and European operations use the ZAR and the euro as their respective functional currencies. Any translation of the value of these operations into US dollars results in foreign exchange translation differences as the ZAR and the euro exchange rates move against the US dollar. These changes are booked to the foreign currency translation reserve via other comprehensive income. Borrowings taken up in a currency other than the functional currency of the borrowing entity are specifically hedged with financial instruments, such as currency swaps and forward exchange contracts.

        For further information, see note 29 to our Group Annual Financial Statements included elsewhere in this Annual Report for a detailed explanation.

South African Economic and Political Environment

        Sappi Limited is a public company incorporated in South Africa. We have significant operations in South Africa, which accounted for 25% of our net sales in fiscal 2011, 24% of our net sales in fiscal 2010 and 22% of our net sales in fiscal 2009. See "—Operating Results" for the proportion of South African operating profit to total profit.

        South Africa features a highly developed, sophisticated "first world" infrastructure at the core of its economy. Econometrix, a provider of economic analysis and forecasting for the South African economy, forecasts the South African GDP to grow by 3.1% in calendar year 2011. South Africa's long-term foreign currency investment ratings have remained constant over the last year. For information on South Africa's exchange control regime, see "Item 10—Additional Information—Exchange Controls".

        South Africa continues to face challenges in overcoming substantial differences in levels of economic and social development among its people. Access to land, poverty, unemployment, crime and a growing prevalence of HIV/AIDS are some of the social and economic factors that affect businesses operating in this country.

        The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. This process is expected to continue for many years. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues. There are currently 66 open land claims against us, of which 42 are in Mpumalanga and 24 are in KwaZulu-Natal. Fifteen of the claims in KwaZulu-Natal have been withdrawn as have two in Mpumalanga. Another ten claims in KwaZulu-Natal are in the process of being settled. In addition, we have made an offer for the settlement of four further claims in KwaZulu-Natal and three claims in Mpumalanga. These settlements involve the sale of the portions of the land subject to the respective claims at prices to be agreed with the Commissioner on Restitution of Land Rights. The remaining claims have not been finalized and are still under investigation by the Regional Land Claims Commissioner.

        The southern African region has one of the highest infection rates of HIV/AIDS in the world. In 1992, we started a program to address the effects of HIV/AIDS and its impact on our employees and our business. Our aim is to ensure that our program prevents new infections and to treat the HIV/AIDS positive employees. The program places special emphasis on testing and counseling to ensure that staff is informed with regard to their HIV/AIDS status to enable them to make informed decisions as to their life choices. Since August 2002, our medical care for employees has included treatment to prevent mother to child transmission. Anti-retroviral treatment has been offered to HIV-infected permanent employees from the beginning of 2003. We have also extended our voluntary counseling and testing (VCT) programs, and are offering an HIV test to every employee who visits the clinics for a medical examination.

        The key components of Sappi's HIV/AIDS management program include health risk assessments and counseling services. The health risk assessment mechanism assesses the health risk levels among our employees, and channels the high risk individuals into various managed programs. Sappi have now reached a position where more than 50% of our southern African employees check their HIV status every year. Regular voluntary counseling and testing (VCT) ensures that we achieve early diagnosis of HIV infection and timely access to care.

        Following the first anonymous voluntary prevalence tests in 2003, a fourth comprehensive voluntary study was conducted during 2011 in all of our southern African operations. Based on a participation rate of greater than 80%, at the locations tested, we estimate that the overall infection rate in our southern African operations has stabilized at approximately 15%, which compares favorably with the national average (19.2%). In response to these surveillance results, renewed focus has been placed on the HIV/AIDS management program so as to further contribute to the containment of the pandemic. We estimate that approximately 64% of our employees that are HIV/AIDS positive participate in our HIV/AIDS managed care programs, which is an improvement on the prior year's participation rate (58%). Furthermore, the impact of HIV/AIDS on a company is generally reflected in the mortality rate of its employees. Sappi Southern Africa's mortality rate has more than halved from a high of 1.12% in 2005 to a rate of 0.47% in fiscal 2011.

        Each Sappi operation in southern Africa has also identified the relevant role players in their geographical area and is working with them on the implementation of a comprehensive HIV/AIDS program, eliminating duplication and making optimum use of relevant resources through private-public partnerships.

        The government and organized business have taken a number of steps in recent years to increase the participation of Black people in the South African economy. To this end, the Employment Equity Act (No. 55 of 1998), the Skills Development Act (No. 97 of 1998) and the Preferential Procurement Policy Framework Act (No. 5 of 2000) were promulgated. The Broad-Based Black Economic Empowerment Act (No. 53 of 2003) has formalized the country's approach to distributing skills, employment and wealth more equitably between races and genders. BEE focuses on increasing equity ownership, management and control of businesses by Black people, and improving Black representation in all levels of employment. It also promotes the development of skills within a business, the nurturing of Black entrepreneurship through preferential procurement and enterprise development, and the uplifting of communities through social investment.

        In February 2007, the BEE scorecard as set out in the Codes of Good Practice published by the Department of Trade and Industry was streamlined and simplified without affecting their intended objectives. Our South African businesses were evaluated by Empowerdex, an independent BEE certification agency, against the Department of Trade and Industry's generic BEE scorecard and we achieved a score of 41 points with an overall BEE status of a "level seven contributor" (B rating) and a preferential procurement recognition level of 50%. Preferential procurement is used to drive transformation throughout the South African economy in that many customers will only buy from high BEE scorecard suppliers to boost their own BEE scorecard ratings. In July 2009, Empowerdex undertook the second verification of our South African businesses' BEE scorecard, and we improved our rating to a score of 54 points and an overall BEE status of a "level six contributor" (BB rating) and a preferential procurement recognition level of 60%.

        The Forest Sector Charter was published in the Government Gazette in June 2009 as the "Forest Sector Code". This Charter applies to all enterprises involved with commercial forestry and the first level processing of wood products. Our South African businesses are signatories to this charter via their membership of both Forestry South Africa (FSA) and the Paper Making Association of South Africa (PAMSA). This charter sets the objectives and principles for BEE, and includes the scorecard and targets to be applied within the industry, as well as certain undertakings by the government and the private sector (or South African forestry companies) to assist the forestry industry to achieve its BEE targets. With effect from calendar 2010, our South African businesses were evaluated against the Forest Sector's BEE scorecard.

        In June 2010, Sappi completed a BEE transaction whereby ordinary and "A" ordinary shares equivalent to 4.5% of Sappi Limited were issued to its strategic empowerment partners, and to various trusts for the benefit of its black managers, its employees and growers/communities in the geographic areas where Sappi's South African businesses have operations. The value of the BEE transaction (approximately ZAR814 million, US$115 million) corresponds to an effective 30% interest in Sappi Southern Africa, which meets the requirements of Forest Sector Charter and BEE legislation in general.

        For further information on the BEE transaction, see "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions".

        In September 2010, Empowerdex verified the South African businesses against the Forestry Sector's BEE scorecard for the first time, and we further improved our rating to a score of 75.2 points with an overall BEE status of a "level three contributor" (AA rating) and a preferential procurement recognition level of 110%. As a result, 110% of the value of all purchases from our South African businesses qualify as preferential procurement spend in a customer's BEE scorecard.

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
  Sappi Fine Paper Europe

  •
  Sappi Southern Africa

        The Sappi Fine Paper business comprises the two reportable segments, Sappi Fine Paper North America and Sappi Fine Paper Europe.

        The Sappi Southern Africa reportable segment includes the following divisions: Sappi Paper and Paper Packaging, Sappi Chemical Cellulose, and Sappi Forests. Sappi Paper and Paper Packaging consists of two fine paper mills, three packaging paper mills and the Sappi ReFibre operation. The volume, revenue and cost relationship within the Sappi Forests business is substantially different to that of the paper and chemical cellulose businesses which form part of this segment.

        Profit or losses from investments in equity accounted associates and joint ventures not accounted for in our reportable segments and costs related to our Corporate Head Office, the Group's treasury operations and non-manufacturing entities which form part of the Sappi Group are not included in the reportable segments mentioned above, and are disclosed as Unallocated and eliminations in the segmental reporting.

        The analysis and discussion which follows should be read in conjunction with our Annual Financial Statements included elsewhere in this Annual Report.

        The key indicators of the Group's operating performance include sales and operating profit and operating profit excluding special items. Operating profit represents sales after operating expenses, which are comprised of cost of sales, selling, general and administrative expenses, other operating expenses or income and share of profit or loss from associates and joint ventures. As described in more detail in the discussion and analysis which follows, the key components of the Group's operating expenses can be characterized as variable costs (primarily variable manufacturing costs) or fixed costs (the fixed cost components of cost of sales and selling, general and administrative expenses).

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

  •
  maintenance;

  •
  fair value adjustment on plantations, representing an accounting fair value adjustment of the timber assets of the Sappi Forests operation, which is mainly impacted by timber selling prices, costs associated with standing timber values, costs of harvesting and delivery, the estimated growth rate or annual volume changes in the plantations and discount rates applied; and

  •
  other overheads.

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

  Overview

        This overview of the Group's operating results is intended to provide context to the discussion and analysis which follow. General trends are being highlighted here, with a detailed discussion and analysis in separate sections below. The Group's results reflect the Acquired Business from December 31, 2008, the date of the closing of the Acquisition.

        The key indicators of the Group's operating performance are:

Key figures	2011	2010	2009
	US$ million (except for share amounts)
Sales	7,286	6,572	5,369
Operating profit (loss)	86	341	(73)
Special items(1)	318	(2)	106
Operating profit excluding special items	404	339	33
Basic (loss) earnings per share (US cents)	(45)	13	(37)

(1)
Please see "Item 3—Key Information—Selected Financial Data" for a discussion of our use of Operating profit excluding special items and its usefulness for investors as a non-GAAP measure.

        The following table reconciles operating profit (loss) excluding special items to profit (loss) for the year.

	Year Ended September
	2011	2010	2009
	(US$ million)
(Loss) profit for the year	(232)	66	(177)
Taxation charge (benefit)	11	20	(41)
Net finance costs	307	255	145

Operating profit (loss)	86	341	(73)
Special items—losses (gains)	318	(2)	106

Operating profit excluding special items	404	339	33

Special Items:

Plantation price fair value adjustment—loss (gain)	16	(31)	67
Restructuring charges	135	46	34
Profit on disposal of property, plant & equipment	(1)	(5)	(1)
Asset impairments (impairment reversals)	167	(10)	79
Alternative fuel mixture tax credits	—	(51)	(87)
Integration costs	—	—	3
BEE transaction charge	5	23	—
Fire, flood, storm and related events	(4)	26	11

Total Special items	318	(2)	106

        Movements in operating profit and operating profit excluding special items are explained below.

        Segment contributions to operating profit were as follows:

Segment Operating Profit (Loss)	2011	2011 vs. 2010	2010	2010 vs. 2009	2009
	(US$ million)
Sappi Fine Paper North America	136	(44)	180	127	53
Sappi Fine Paper Europe	(71)	(143)	72	139	(67)
Sappi Southern Africa	63	(49)	112	167	(55)
Unallocated and eliminations	(42)	(19)	(23)	(19)	(4)

Total	86	(255)	341	414	(73)

Segment Special Items (Gains)/Losses	2011	2010	2009
	(US$ million)
Sappi Fine Paper North America	(7)	(56)	(55)
Sappi Fine Paper Europe	139	4	79
Sappi Southern Africa	136	22	72
Unallocated and eliminations	50	28	10

Total	318	(2)	106

Segment Operating Profit/(Loss) excluding Special Items	2011	2011 vs. 2010	2010	2010 vs. 2009	2009
	(US$ million)
Sappi Fine Paper North America	129	5	124	126	(2)
Sappi Fine Paper Europe	68	(8)	76	64	12
Sappi Southern Africa	199	65	134	117	17
Unallocated and eliminations	8	3	5	(1)	6

Total	404	65	339	306	33

        Special items for the Group in fiscal 2011, fiscal 2010 and fiscal 2009 are generally summarized below:

        Plantation price fair value:    This relates to an accounting fair value adjustment of the timber assets of Sappi Forests and Usutu Forests. This fair value adjustment is mainly impacted by timber selling prices, cost associated with standing timber values and harvesting and delivery, and discount rates applied. The parameters applied are all market related. The impact was a negative US$16 million in fiscal 2011, a positive US$31 million in fiscal 2010 and a negative US$67 million in fiscal 2009. For further information see "—Critical Accounting Policies and Estimates".

        Impairment and restructuring charges:    In fiscal 2011 operating profit was negatively impacted by asset and investment impairments of US$167 million. The asset and investment impairments included US$56 million related to the closure of our Biberist Mill in Europe, US$10 million related to the closure of our Adamas Mill in South Africa, US$58 million related to asset impairments in our Southern African Paper and Paper Packaging business, where production will be curtailed, and US$45 million impairment of part of our investment in equity accounted associates and joint ventures. In fiscal 2010 operating profit was positively impacted by asset impairment reversals of US$10 million, which comprised the reversal of a portion of the fiscal 2009 impairment of the coated mechanical paper business in Europe that had negatively impacted operating profit in that year (US$74 million). Fiscal 2009 operating profit was further negatively impacted by the impairment of the Usutu Mill in southern Africa (US$5 million).

        In fiscal 2011 operating profit was negatively affected by restructuring charges of US$135 million. These restructuring charges related to mill closures and other restructuring actions mainly in our European business (US$89 million) and our Southern African business (US$45 million). In fiscal 2010 operating profit was negatively impacted by restructuring charges of US$46 million, which related to the closure of the Usutu Mill in southern Africa and the Kangas Mill in Europe. In fiscal 2009 operating profit was negatively impacted by restructuring charges of US$34 million which related mostly to the closure of the Muskegon Mill in the United States.

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

        During fiscal 2010, the Company filed claims for alternative fuel mixture credits covering eligible periods subsequent to February 2009 totaling US$51 million and US$87 million, net of fees and expenses and has reflected such amounts in the accompanying Group income statement in "Other operating expenses (income)". Cash received, net of fees and expenses paid by the Company during fiscal 2010 and 2009 totalled US$73 million and US$65 million, respectively. No receivables related to alternative fuel mixture credits were outstanding at the end of fiscal 2010. The Company considers the tax credits earned in fiscal 2010 and fiscal 2009 as fully taxable and treated them as such in the calculation of its tax provision in the consolidated financial statements.

        On October 15, 2010, the IRS issued additional guidance on this topic, indicating that a taxpayer who received cash refunds under the alternative fuel tax program, can also receive the tax credit under the Cellulosic Biofuels Producer Credit ("CBPC") on those black liquor volumes for which it had not previously collected the cash refund. The company can make this election to file for the CBPC tax credits through fiscal 2013.

        BEE charges:    Charges related to a BEE transaction completed during fiscal 2010 amounted to US$5 million in fiscal 2011 and US$23 million in fiscal 2010. This transaction is explained in more detail in the section titled "South African Economic and Political Environment" above and in Item 7 "—Major Shareholders and Related Party Transactions".

        Fire, Flood and Storm Damage:    During fiscal 2011 operating profit was positively impacted by insurance recoveries of US$10 million related to the fire in the Stockstadt mill in Europe which occurred during fiscal 2010. The insurance recoveries were offset by costs incurred in fiscal 2011 related to the same fire.

        During fiscal 2010 operating profit was negatively impacted by a fire in our Stockstadt mill in Europe (US$21 million) and storm damage to various southern African business units (US$5 million).

        During fiscal 2009 the southern African business experienced devastating fires across a wide area of afforested land and some flooding at the Saiccor mill. The cost of these damages was US$11 million in fiscal 2009.

  Group

  Comparing fiscal 2011 with fiscal 2010

        Our Operating profit declined to US$86 million in fiscal 2011 from US$341 million in fiscal 2010.

        Operating profit in fiscal 2011 was negatively affected by net special items of US$318 million compared to a positive impact of net special items in fiscal 2010 of US$2 million. Special items in fiscal 2011 included an unfavorable plantation fair value price adjustment (US$16 million), restructuring charges (US$135 million) and asset impairments (US$167 million).

        Operating profit excluding special items increased in fiscal 2011 to US$404 million from US$339 million in fiscal 2010. This significant improvement was mainly due to increased demand in sales volumes and increased average selling prices for some of our major products.

  Comparing fiscal 2010 with fiscal 2009

        The Operating loss of US$73 million recorded in fiscal 2009 improved to an Operating profit of US$341 million in fiscal 2010.

        Operating profit in fiscal 2010 was positively affected by net special items of US$2 million compared to a negative impact of net special items in fiscal 2009 of US$106 million. Special items in fiscal 2010 included a favorable plantation fair value price adjustment (US$31 million), asset impairment reversals (US$10 million) and alternative fuel mixture tax credits earned in North America (US$51 million). These positive special items were offset by restructuring charges (US$ 46 million), BEE charges (US$23 million) and fire and flood damage (US$26 million).

        Operating profit excluding special items increased in fiscal 2010 to US$339 million from US$33 million in fiscal 2009. This significant improvement was mainly due to increased demand and sales volumes in the Group's major markets and increased average selling prices for some of our major products.

  Sappi Fine Paper North America

  Key figures:

	2011	2010	2009
	(US$ million)
Segment operating profit	136	180	53
Profit on disposal of property, plant & equipment	(2)	(3)	—
Asset impairment reversals	(3)	(2)	—
Alternative fuel mixture tax credits	—	(51)	(87)
Restructuring provisions (released) raised	(2)	—	31
Fire, flood, storm and related events	—	—	1

Segment operating profit excluding special items	129	124	(2)

  Comparing fiscal 2011 with fiscal 2010

        Operating profit decreased from US$180 million in fiscal 2010 to US$136 million in fiscal 2011.

        The operating profit for fiscal 2011 included favorable net special items of US$7 million as shown in the table above.

        Operating profit excluding special items improved to US$129 million in fiscal 2011 from US$124 million in fiscal 2010. This improvement was mainly due to increased sales volumes and increased average selling prices partially offset by increased manufacturing costs.

  Comparing fiscal 2010 with fiscal 2009

        Operating profit increased from US$53 million in fiscal 2009 to US$180 million in fiscal 2010.

        The operating profit for fiscal 2010 included favorable net special items of US$56 million and consisted mainly of alternative fuel mixture tax credits earned (US$51 million).

        Operating profit excluding special items improved to US$124 million in fiscal 2010 from an operating loss excluding special items in fiscal 2009 of US$2 million. This significant improvement was mainly due to increased sales volumes, a reduction in variable cost per ton and a reduction in fixed costs.

  Sappi Fine Paper Europe

  Key figures:

	2011	2010	2009
	(US$ million)
Segment operating (loss) profit	(71)	72	(67)
(Profit) loss on disposal of property, plant & equipment	—	(2)	1
Asset impairments (impairment reversals)	57	(10)	74
Insurance recoveries	(11)	(22)	—
Restructuring provisions raised	89	17	1
Fire, flood, storm and related events	4	21	—
Integration costs	—	—	3

Segment operating profit excluding special items	68	76	12

  Comparing fiscal 2011 with fiscal 2010

        Operating profit declined from a profit of US$72 million in fiscal 2010 to an operating loss of US$71 million in fiscal 2011.

        The operating loss for fiscal 2011 included unfavorable net special items of US$139 million which included asset impairments related to the closure of the Biberist Mill and restructuring charges (US$89 million) partially offset by insurance recoveries (US$11 million).

        Operating profit excluding special items decreased to US$68 million in fiscal 2011 from an operating profit excluding special items in fiscal 2010 of US$76 million. This decline was due to increased input cost pressure and competition in all our major markets.

  Comparing fiscal 2010 with fiscal 2009

        Operating profit improved from a loss of US$67 million in fiscal 2009 to an operating profit of US$72 million in fiscal 2010.

        The operating profit for fiscal 2010 included unfavorable net special items of US$4 million which included restructuring charges for the closure of the Kangas mill (US$17 million), costs related to fire damage at our Stockstadt mill (US$21 million) partially offset by insurance recoveries (US$22 million) and the reversal of asset impairment charges (US$10 million).

        Operating profit excluding special items improved to US$76 million in fiscal 2010 from an operating profit excluding special items in fiscal 2009 of US$12 million. This significant improvement was mainly due to improved market demand for our products which lead to increased sales volumes, partially offset by increases in variable costs and fixed costs.

  Sappi Southern Africa

  Key figures:

	2011	2010	2009
	(US$ million)
Segment operating profit (loss)	63	112	(55)
Plantation price fair value adjustment	16	(31)	67
Loss (profit) on disposal of property, plant & equipment	1	—	(2)
Asset impairments	68	2	5
Insurance recoveries	—	—	(10)
Restructuring provisions raised	45	23	2
Fire, flood, storm and related events	1	5	10
BEE transaction charge	5	23	—

Segment operating profit excluding special items	199	134	17

  Comparing fiscal 2011 with fiscal 2010

        Operating profit decreased from a profit of US$112 million in fiscal 2010 to an operating profit of US$63 million in fiscal 2011.

        The operating profit for fiscal 2011 included unfavorable net special items of US$136 million which consisted mainly of an unfavorable plantation price fair value adjustment (US$16 million), asset impairments (US$68 million) and restructuring charges (US$45 million). The asset impairments included US$10 million related to the closure of our Adamas Mill and US$49 million related to impairments of assets in our paper and paper packaging business where we have decided to cease production of certain products. The restructuring charges relate to our revised strategy for our South African paper and paper packaging business.

        Operating profit excluding special items improved to US$199 million in fiscal 2011 from an operating profit excluding special items in fiscal 2010 of US$134 million. This significant improvement was mainly due to increased sales volumes and average selling prices in our chemical cellulose business partially offset by increased variable input cost per ton and increased fixed costs for the Southern African business as a whole. In fiscal 2011, all of the operating profits excluding special items of Sappi Southern Africa were generated by our Saiccor Mill, with the paper and paper packaging business making a loss.

  Comparing fiscal 2010 with fiscal 2009

        Operating profit improved from a loss of US$55 million in fiscal 2009 to an operating profit of US$112 million in fiscal 2010.

        The operating profit for fiscal 2010 included unfavorable net special items of US$22 million which consisted mainly of a favorable plantation price fair value adjustment (US$31 million), offset by BEE charges (US$23 million) and restructuring charges for the closure of the Usutu Mill (US$23 million).

        Operating profit excluding special items improved to US$134 million in fiscal 2010 from an operating profit excluding special items in fiscal 2009 of US$17 million. This significant improvement was mainly due to increased sales volumes in our chemical cellulose business, increased average selling prices for our pulp and paper operations, a decrease in variable input cost per ton, partially offset by an increase in fixed costs.

        Movements in the sales, variable cost and fixed cost components of operating profit are explained below.

Sales

  Group

        An analysis of sales movements in fiscal 2011 and 2010 is presented below:

Sales Volume	2011	Change 2011 vs. 2010	2010	Change 2010 vs. 2009	2009
	Tons ('000)
Sappi Fine Paper North America	1,436	82	1,354	80	1,274
Sappi Fine Paper Europe*	3,845	49	3,796	840	2,956
Sappi Southern Africa
Pulp & Paper	1,700	(51)	1,751	91	1,660
Forestry	917	(76)	993	176	817

Total Sappi Southern Africa	2,617	(127)	2,744	267	2,477

Total	7,898	4	7,894	1,187	6,707

Sales Value	2011	Change 2011 vs. 2010	2010	Change 2010 vs. 2009	2009
	(US$ million)
Sappi Fine Paper North America	1,520	147	1,373	78	1,295
Sappi Fine Paper Europe*	3,965	327	3,638	743	2,895
Sappi Southern Africa
Pulp & Paper	1,721	233	1,488	364	1,124
Forestry	80	7	73	18	55

Total Sappi Southern Africa	1,801	240	1,561	382	1,179

Total	7,286	714	6,572	1,203	5,369

*
Fiscal 2009 includes 9 months contribution of the Acquired Business.

        The main factors impacting sales are volume, price, product sales mix and currency exchange rate movements. The South African and European businesses transact in ZAR and euro respectively, but the results of their operations are translated into US dollars for reporting purposes. The movement in the exchange rate from local currency to US dollars during the periods of high volatility significantly impacts reported results from one period to the next. Movements in exchange rates impacted sales positively by US$210 million in fiscal 2011 and positively by US$263 million in fiscal 2010. An analysis of the drivers of sales movements is presented below:

Sales Value Variance Analysis	2011 vs. 2010	2010 vs. 2009
	(US$ million)
Exchange rate effects	210	263
Volume change effects	3	951
Price and product mix effects	501	(11)

Total	714	1,203

  Comparing fiscal 2011 with fiscal 2010

        Sales for fiscal 2011 were US$7,286 million, an increase of 11% compared to fiscal 2010. This increase was primarily driven by increased average selling prices and improved product sales mix in the paper and pulp businesses. Sales in fiscal 2011 also included a positive currency translation impact of US$210 million.

        Average selling prices realized by the Group in fiscal 2011 were 11% higher in US dollar terms than the average selling prices realized in fiscal 2010, as a result of an increase in pulp selling prices and increased average coated paper prices in our European and North American businesses. The average world benchmark NBSK pulp price increased by 11% in fiscal 2011 compared to fiscal 2010.

        In fiscal 2011, sales volume for the Group was almost equal to the sales volume in fiscal 2010.

  Comparing fiscal 2010 with fiscal 2009

        Sales for fiscal 2010 were US$6,572 million, an increase of 22% compared to fiscal 2009. This increase was driven primarily by improved demand in all our major markets leading to increased sales volumes. Another reason for the increase in sales was that the Acquired Business was included for twelve months in fiscal 2010 compared to 9 months in fiscal 2009. Sales also included a positive currency translation impact of US$263 million.

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

  Sappi Fine Paper North America

  Comparing fiscal 2011 with fiscal 2010

        Sales increased by 11% from US$1,373 million in fiscal 2010 to US$1,520 million in fiscal 2011. Sappi Fine Paper North America's sales volumes increased by 6% when compared to fiscal 2010 as a result of improved demand for market pulp and increased coated paper sales, despite a weaker demand in that market. Average selling prices realized in fiscal 2011 of US$1,058/ton were 4% higher than the US$1,014/ton achieved in fiscal 2010.

  Comparing fiscal 2010 with fiscal 2009

        Sales increased by approximately 6% from US$1,295 million in fiscal 2009 to US$1,373 million in fiscal 2010. Sappi Fine Paper North America's sales volumes increased by 6% when compared to fiscal 2010 primarily as a result of increased coated paper sales, despite a weaker demand in that market. Average selling prices realized in fiscal 2010 of US$1,014/ton were slightly lower than the US$1,016/ton achieved in fiscal 2009.

Sappi Fine Paper Europe

  Comparing fiscal 2011 with fiscal 2010

        Sappi Fine Paper Europe experienced strengthening market conditions during the first half of fiscal 2011. The second half of fiscal 2011 was however affected by a deteriorating economic environment which had a negative impact on volumes and sales prices. Overall sales volumes ended the year in-line with fiscal 2010.

        Although our average selling prices realized in euro and US dollar terms increased from €702 (US$958) per ton in fiscal 2010 to €739 (US$1,031) per ton in fiscal 2011, average selling prices realized during the last fiscal quarter of 2011 were below the average for the year.

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

        Despite the improvement in market conditions, selling prices only started rising in the last six months of fiscal 2010. The average selling price in euro terms for the last quarter of fiscal 2010 was €753/ton compared to an average selling price of €677/ton in the last quarter of fiscal 2009.

        Overall, average selling prices during fiscal 2010, in both euro and US dollar terms were lower than those achieved in fiscal 2009. Average realized prices in euro terms decreased from €717/ton in fiscal 2009 to €702/ton in fiscal 2010. Average selling prices realized in US dollar terms in fiscal 2009 were US$979/ton compared to US$958/ton for fiscal 2010.

  Sappi Southern Africa

  Comparing fiscal 2011 with fiscal 2010

        Sales from the southern African pulp and paper operations increased by 16% in US dollar terms or 7% in Rand terms in fiscal 2011 (US$1,721 million; ZAR11,974 million) compared to fiscal 2010 (US$1,488 million; ZAR11,148 million). The higher increase in sales in US dollar terms was largely due to the difference in average exchange rates used to translate Rand sales to US dollar in fiscal 2010 (ZAR/USD 7.49) and 2011 (ZAR/USD 6.96).

        Sales volumes for the southern African pulp and paper operations decreased by 3% in fiscal 2011 compared to fiscal 2010. Demand for chemical cellulose products was extremely strong in fiscal 2011 and sales volume for the Sappi Chemical Cellulose business increased by 9% compared to fiscal 2010. The sales volumes for the Sappi Paper and Paper Packaging business declined by 10% compared to fiscal 2010, due to weak market conditions and strong competition from imported products due to the strengthening of the Rand against the US dollar during fiscal 2011.

        A major determinant of sales pricing in the chemical cellulose business is the NBSK pulp market price. During fiscal 2011, the average NBSK pulp price increased by 11% from an average of US$885/ton in fiscal 2010 to an average of US$978/ton in fiscal 2011. During fiscal 2011, our average chemical cellulose selling prices in US dollar terms increased by 21% compared to fiscal 2010, but increased by only 12% in Rand terms due to the strengthening of the Rand against the US dollar during fiscal 2011.

        Average selling prices realized in the Sappi Paper and Paper Packaging business increased by 14% in US dollar terms and by 6% in Rand terms compared to fiscal 2010.

        Sales of our Sappi Forests business increased by 10% in US dollar terms or 2% in Rand terms in fiscal 2011 (US$80 million; ZAR557 million) compared to fiscal 2010 (US$73 million; ZAR547 million). The sales volumes of the Sappi Forests business decreased by 8% in fiscal 2011 compared to fiscal 2010. Average selling prices of timber, in Rand terms, increased by 9% in fiscal 2011 compared to fiscal 2010 due to decreased timber availability.

  Comparing fiscal 2010 with fiscal 2009

        Sales from the southern African pulp and paper operations (excluding Sappi Forests) increased by 32% in US dollar terms or 10% in Rand terms in fiscal 2010 (US$1,488 million; ZAR11,148 million) compared to fiscal 2009 (US$1,124 million; ZAR10,131 million). The increase in sales in US dollar terms was largely due to the difference in average exchange rates used to translate Rand sales to US dollar in fiscal 2009 (ZAR/USD 9.01) and 2010 (ZAR/USD 7.49).

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

        A major determinant of sales pricing in the chemical cellulose business is the NBSK pulp market price. During fiscal 2010, the average NBSK pulp price increased by 36% from an average of US$650/ton in fiscal 2009 to an average of US$885/ton in fiscal 2010. During fiscal 2010, our average chemical cellulose selling prices in US dollar terms increased by 26% compared to fiscal 2009, but increased by only 11% in Rand terms due to the strengthening of the Rand to the US dollar during fiscal 2010.

        Average selling prices realized in the Sappi Paper and Paper Packaging business increased by 20% in US dollar terms and by 4% in Rand terms compared to fiscal 2009.

        Sales of our Sappi Forests business increased by 33% in US dollar terms or 10% in Rand terms in fiscal 2010 (US$73 million; ZAR547 million) compared to fiscal 2009 (US$55 million; ZAR496 million). The sales volumes of the Sappi Forests business increased by 22% in fiscal 2010 compared to fiscal 2009. Average selling prices of timber, in Rand terms, decreased by 9% in fiscal 2010 compared to fiscal 2009 due to increased timber availability.

  Operating expenses

        In the analyses which follow, cost per ton has been based on sales tons. An analysis of the Group operating expenses is as follows:

Operating Costs	2011	Change 2011 vs. 2010	2010	Change 2010 vs. 2009	2009
	(US$ million)
Variable Costs
Delivery	597	50	547	93	454
Manufacturing	3,962	501	3,461	619	2,842

Total Variable Costs	4,559	551	4,008	712	3,296
Fixed Costs	2,296	138	2,158	184	1,974
Price Fair value plantation	16	47	(31)	(98)	67
Impairment (impairment reversals)	167	177	(10)	(89)	79
Restructuring	135	89	46	12	34
Alternative fuel mixture tax credits	—	51	(51)	36	(87)
Fire, flood, storm and related events	6	(20)	26	15	11
BEE charge	5	(18)	23	23	—
Insurance recoveries	(10)	(10)	—	—	—
Other operating costs	26	(36)	62	(6)	68

Total	7,200	969	6,231	789	5,442

        See "Operating Results" for the line items plantation fair value pricing adjustment, impairment, alternative fuel mixture tax credits, restructuring and fire and flood damage.

        Variable and fixed costs are analyzed in more detail below.

  Variable manufacturing costs

Group

        The table below sets out the major components of the Group's variable manufacturing costs.

	2011			2010			2009
Variable Manufacturing Costs	Costs	US$ / Ton	Change 2011 vs. 2010	Costs	US$ / Ton	Change 2010 vs. 2009	Costs	US$ / Ton
	(US$ million)
Wood	773	98	149	624	79	54	570	85
Energy	670	85	59	611	77	47	564	84
Pulp(1)	987	125	80	907	115	382	525	78
Chemicals	1,117	141	92	1,025	130	186	839	125
Other costs	415	53	121	294	37	(50)	344	51

Total	3,962	502	501	3,461	438	619	2,842	423

(1)
Pulp includes only bought-in fully bleached hardwood and softwood.

        Variable manufacturing costs relate to costs of inputs which vary directly with output. The line "Other costs" in the table above relates to inputs such as water, fillers, bought-in pulp (other than fully bleached hardwood and softwood) and consumables. The Group's variable costs are impacted by sales volume, exchange rate impacts on translation of our European and South African businesses into US dollars, and the underlying costs of inputs. The major contributors to variable cost movements at a Group level have been the impact of the exchange rates on translation of the European and the South African operations into the US dollar presentation currency and actual input cost escalations. See "Principal Factors Impacting our Group Results" and "Currency Fluctuations" for a discussion of exchange rate movements. Cost increases are largely driven by international commodity price increases.

        An analysis of variable cost developments by region is as follows:

	2011			2010			2009
Regional Variable Manufacturing Costs	Costs	US$ / Ton	Change 2011 vs. 2010	Costs	US$ / Ton	Change 2010 vs. 2009	Costs	US$ / Ton
	(US$ million)
Sappi Fine Paper North America	757	527	104	653	482	(7)	660	518
Sappi Fine Paper Europe	2,407	626	282	2,125	560	547	1,578	534
Sappi Southern Africa	798	305	115	683	249	79	604	244

        Cost management is a major focus area for the Sappi group. The company has engaged in a number of cost reduction initiatives aimed at offsetting the impact of increases in input costs. These initiatives are aimed at improved procurement strategies, improvement of production processes and product re-engineering initiatives to reduce raw material input costs through substitution of high cost raw materials with low cost raw materials. Product design and raw material inputs are constantly reviewed to ensure that product attributes and quality meet market specifications.

  Sappi Fine Paper North America

  Comparing fiscal 2011 with fiscal 2010

        During fiscal 2011, variable manufacturing costs increased by 9% from US$482 per ton to US$527 per ton in fiscal 2011. Wood, energy, pulp and chemical input prices were higher in fiscal 2011 compared to fiscal 2010, however many procurement and manufacturing initiatives have helped mitigate the input cost increases. Cost management remains a high priority for fiscal 2012.

  Comparing fiscal 2010 with fiscal 2009

        During fiscal 2010, variable manufacturing costs per ton decreased by 7% compared to fiscal 2009 due to decreases in purchase prices of wood, energy and chemicals, partially offset by an increase in pulp input costs.

  Sappi Fine Paper Europe

  Comparing fiscal 2011 with fiscal 2010

        Sappi Fine Paper Europe experienced significant variable manufacturing cost pressure during fiscal 2011. Variable manufacturing costs per ton in euro terms in fiscal 2011 increased from €410 to €449 or by 10% from fiscal 2010, mainly due to the increases in wood costs and the cost of fillers and consumables, including machine clothing. In US Dollar terms the increase in variable manufacturing costs per ton from fiscal 2010 to fiscal 2011 was 12%.

  Comparing fiscal 2010 with fiscal 2009

        Sappi Fine Paper Europe experienced significant variable manufacturing cost pressure during fiscal 2010. Variable manufacturing cost per ton in euro terms increased by 5% compared to fiscal 2009, mainly due to increased pulp input costs per ton. This increase was offset to some extent by a decrease in purchased energy prices. The increase in variable manufacturing costs from fiscal 2009 to fiscal 2010 in US Dollar terms was also 5% as the average US$/euro exchange rate for the two years did not change significantly.

  Sappi Southern Africa

  Comparing fiscal 2011 with fiscal 2010

        During fiscal 2011, variable manufacturing costs per ton in Rand terms increased by 14% compared to fiscal 2010 due to increases in the prices for all raw materials and energy, driven by increases in international commodity prices. In addition to increased input material prices, production costs were also negatively impacted by a three week industry-wide strike during the year. The 22% increase in US Dollar terms in input costs per ton reflects the different average exchange rates used for translation in fiscal 2011 (US$/ZAR: 6.96) and in fiscal 2010 (US$/ZAR: 7.49).

  Comparing fiscal 2010 with fiscal 2009

        During fiscal 2010, input costs per ton in Rand terms decreased by 15% compared to fiscal 2009 mainly due to decreases in the input prices for chemicals and other input costs, driven by decreases in international commodity prices. The 2% increase in US Dollar terms in input costs per ton reflects the different average exchange rates used for translation in fiscal 2010 (US$/ZAR: 7.49) and in fiscal 2009 (US$/ZAR: 9.01).

Fixed costs

  Group

        A summary of the Group's major fixed cost components is as follows:

Fixed Costs	2011	Change 2011 vs. 2010	2010	Change 2010 vs. 2009	2009
	(US$ million)
Personnel	1,238	62	1,176	130	1,046
Maintenance	300	25	275	25	250
Depreciation	414	3	411	15	396
Other	344	48	296	14	282

Total	2,296	138	2,158	184	1,974

        The regional analysis which follows includes corporate fixed costs and consolidation adjustments which are reallocated to the regions and are not material.

Regional Fixed Costs	2011	Change 2011 vs. 2010	2010	Change 2010 vs. 2009	2009
	(US$ million)
Sappi Fine Paper North America	482	32	450	(29)	479
Sappi Fine Paper Europe	1,169	36	1,133	94	1,039
Sappi Southern Africa	645	70	575	119	456

  Sappi Fine Paper North America

  Comparing fiscal 2011 with fiscal 2010

        Fixed costs in fiscal 2011 increased by US$32 million or 7% from fiscal 2010 with increased personnel costs being the largest contributor. The reduction in our inventories from fiscal 2010 had a negative impact on fixed costs of US$11 million compared to fiscal 2010, as the fixed cost component of the inventory reduction was charged to fixed costs in fiscal 2011.

  Comparing fiscal 2010 with fiscal 2009

        The decrease in fixed costs of US$29 million in fiscal 2010 compared to fiscal 2009 included a decrease in depreciation of US$11 million at our Somerset mill, and the benefits of ongoing cost reduction efforts in services and administration, partially offset by small increases in personnel and maintenance costs. The decrease in depreciation at the Somerset mill was due to certain assets being fully depreciated early in fiscal 2010. The increase in our inventories from fiscal 2009 had a positive impact on our fixed costs of US$13 million compared to fiscal 2009 as the fixed cost component of the inventory increase was credited to fixed costs in fiscal 2010.

  Sappi Fine Paper Europe

  Comparing fiscal 2011 with fiscal 2010

        In fiscal 2011, fixed costs remained well controlled and increased by €9 million or 1% compared to fiscal 2010. The fixed costs increase in US dollar terms of US$36 million largely reflects the different average exchange rates used for translation in fiscal 2011 (EURO/US$: 1.40) and in fiscal 2010 (EURO/US$: 1.37). We have implemented fixed cost reduction programs in our European business, including the closure of our Biberist Mill this year. We expect the Biberist Mill closure and all our other fixed and variable cost reduction efforts to yield benefits of approximately €75 million per annum going forward.

  Comparing fiscal 2010 with fiscal 2009

        Fixed costs increased by €69 million or 9% in fiscal 2010 compared to fiscal 2009. The major portion of this increase was due to the inclusion of the Acquired Business for 12 months in fiscal 2010 compared to 9 months in fiscal 2009. Excluding the Acquired Business, fixed costs increased by €19 million or 3% in fiscal 2010 compared to fiscal 2009, mainly due to increased personnel and maintenance costs.

  Sappi Southern Africa

  Comparing fiscal 2011 with fiscal 2010

        Personnel cost is the largest component of fixed costs and remains under pressure in South Africa due to a high inflation environment and the impact of a skills shortage on labor rates, particularly in skilled technical functions.

        Fixed costs increased, in Rand terms, by 4% from ZAR4,311 million to ZAR4,485 million, in fiscal 2011 compared to fiscal 2010. This increase was mainly due to a 9% increase in maintenance costs and an 8% increase in personnel costs. The additional maintenance related to the restarting of manufacturing equipment in fiscal 2011 that had been mothballed in fiscal 2010.

  Comparing fiscal 2010 with fiscal 2009

        Fixed costs increased, in Rand terms, by 5% from ZAR4,110 million to ZAR4,311 million, in fiscal 2010 compared to fiscal 2009. This increase was mainly due to a 7% increase in personnel costs. Maintenance and services expenses were well controlled and remained at similar levels in fiscal 2010 than in fiscal 2009.

Net Finance Costs

        Annual finance costs may be analyzed as follows:

Finance Costs	2011	2010	2009
	(US$ million)
Finance costs	348	309	198
Finance revenue	(12)	(16)	(61)

Net interest paid	336	293	137
Net foreign exchange gains	(13)	(17)	(17)
Net fair value (gain)/loss on financial instruments	(16)	(21)	25

Net finance costs	307	255	145

        Net interest paid (finance costs less finance revenue) in fiscal 2011 was US$336 million compared to US$293 million in 2010 and to US$137 million in fiscal 2009. The increase in net interest paid in fiscal 2011 compared to fiscal 2010 was a result of breakage costs of US$43 million incurred in connection with the 2011 Refinancing. The increase in net interest paid in fiscal 2010 compared to fiscal 2009 was a result of higher interest rates on higher average debt following the 2009 Refinancing completed towards the end of fiscal 2009.

        The US$13 million and US$17 million net foreign exchange gains in fiscal 2011 and fiscal 2010, respectively, were due to the forward points that accrued on US Dollar/ZAR forward cover taken on export sales from our Southern African business. The Group's policy is to identify foreign exchange risks immediately when they arise and to cover these risks to the functional currency of the operation where the risk lies. The majority of the Group's foreign exchange exposures are covered centrally by the Group Treasury which nets the internal exposures and hedges the residual exposure with third party banks.

        The net fair value movement on financial instruments relates to the net impact of currency and interest rate movements, under hedge accounting for certain interest rate and currency swaps the Group entered into, in order to manage the interest and currency exposure on internal and external loans. During fiscal 2009 certain interest rate swaps were closed early in anticipation of the 2009 Refinancing and this resulted in additional swap charges. The closure of these swaps stopped the hedging relationship with the underlying debt and therefore the difference between the carrying amount and the notional amount of the debt is being amortized over the original life of the swaps. This has resulted in a gain to financial instruments of US$16 million and US$21 million for fiscal 2011 and fiscal 2010, respectively.

Taxation

	2011	2010	2009
	(US$ million)
(Loss)/profit before taxation	(221)	86	(218)
Taxation at the average statutory tax rates	(49)	35	(60)
Net exempt income and non-tax deductible expenditure	(10)	(10)	(32)
Effect of tax rate changes	—	—	(3)
Deferred tax asset not recognized	110	65	72
Utilization of previously unrecognized tax assets	(41)	(54)	(22)
Secondary Tax on Companies	—	—	4
Prior year adjustments	(5)	(20)	(4)
Other taxes	6	4	4

Taxation charge/(benefit)	11	20	(41)

Effective tax rate	(5% )	23%	19%

        Our effective tax rate for fiscal years 2011, 2010, and 2009 was negative 5% and positive 23% and 19%, respectively. Our tax rate is affected by recurring items, such as tax rates and the amount of income in certain jurisdictions, which we expect to be fairly consistent in the near term. It is also affected by discrete items that may occur in any given year, but are not consistent from year to year. The main factors accounting for differences between our statutory income tax rate of 22% and our effective tax rate are explained below:

  2011

        Our tax charge for the year was US$11 million, despite incurring a Net Loss before Taxation for the group of US$221 million (which arose mainly as a result of the Special Items charge).

        In Europe, despite a US$318 million loss before tax, we incurred a small tax charge of US$4 million. This situation arose as a result of certain of our companies in Europe not booking tax relief on pre-tax losses and impairments as, in our judgment, there is not sufficient certainty that we will generate sufficient profits in those countries to recover these losses in the near future. In other countries we did incur taxable profits which resulted in the small charge for taxation in the region as a whole. We have substantial unrecognized tax losses in Austria, Finland, Belgium and The Netherlands which will substantially shield any profits earned in those countries in the future.

        A US$8 million charge in North America relates mainly to US Federal Alternative Minimum Tax and taxes paid in certain of the States where we operate. At the Federal level we have substantial unrecognized tax losses which shielded most of the pre-tax profits of the business.

        Southern Africa benefited from lower taxes on exports in certain countries through our Trading operations.

  2010

        Our tax charge for fiscal 2010 was US$20 million which was lower than taxation at the average statutory tax rates. In Europe, despite the US$150 million loss before tax, we were only able to receive tax relief of US$6 million, as certain countries in Europe did not generate sufficient pre-tax profits to recover these losses. We have substantial additional unrecognized tax losses in Austria, Finland, Belgium and The Netherlands which will substantially shield future profits earned in those countries.

        The US$6 million in North America related mainly to US Federal Alternative Minimum Tax and taxes paid in certain of the States in which we operate. At the Federal level we had substantial unrecognized tax losses which, in 2010, largely shielded the profits of our North American business and are expected to continue to shield them for some years to come.

        The effective tax rate in Southern Africa was lower than the statutory rate of 28%. Although there was no tax relief on the Broad-based Black Economic Empowerment transaction and on the Usutu Pulp Mill closure costs, profits on exports benefited from lower taxes in certain countries.

  2009

        Our tax benefit for fiscal 2009 was US$41 million, resulting in a tax rate of 19%. Our taxation relief was reduced because certain countries in Europe did not generate sufficient pre-tax profits to utilize the carried forward tax losses.

Profit (loss) for the year

        The company recorded a loss of US$232 million for fiscal 2011 compared to a profit of US$66 million for fiscal 2010 and a net loss of US$177 million in fiscal 2009. The main reason for the change in fiscal 2011 compared to fiscal 2010 was the adverse impact on profit of the unfavorable special items of US$318 million. For further information see "—Overview".

        In addition, this loss, together with a large negative currency difference on translating our euro and ZAR based operations into our US Dollar reporting currency and a negative adjustment related to retirement funding, led to a US$418 million reduction in our Equity in fiscal 2011 compared to fiscal 2010.

        Basic earnings per share development is illustrated in the table below:

Earnings Per Share (US cents)

        In fiscal 2011 earnings per share was negatively impacted by certain significant items, including a plantation fair value price adjustment (US$16 million), restructuring charges (US$135 million) and asset and investment impairments (US$167 million).

        In fiscal 2010 earnings per share was positively impacted by certain significant items, including alternative fuel mixture tax credits (US$51 million), a plantation fair value price adjustment

(US$25 million) and asset impairment reversals (US$10 million). These positive items were partly offset by adverse impacts from restructuring provisions (US$46 million), BEE charges (US$23 million) and fire, flood and storm related events (US$21 million).

Liquidity and Capital Resources

        Our principal sources of liquidity are cash holdings, cash generated from operations and availability under our revised credit facilities and other debt arrangements. Our liquidity requirements arise primarily from the need to fund capital expenditures in order to maintain our assets, to expand our business whether organically or through acquisitions, to fund our working capital requirements, to service our debt and to make dividend payments. Short term debt at the end of fiscal 2011 was US$449 million and included €100 million (US$134 million) which was drawn on the €350 million Revolving Credit Facility in July 2011 and held as cash, a ZAR1 billion (US$124 million) Public Bond in South Africa due in October 2011, which has since been settled from cash resources and a ZAR500 million (US$62 million) Public Bond in South Africa due in June 2012. The remainder of the short term debt consisted of additional short term portions of long term debt (US$38 million) and short term facilities which we expect to be able to roll on a quarterly basis (US$91 million). Based on our current level of operations and assuming the refinancing of the ZAR500 million Public Bond in South Africa due in June 2012, we believe our cash flow from operations, available borrowings under our credit facilities, and cash and cash equivalents will be adequate to meet our liquidity needs for at least the next twelve months. We intend to refinance the South African ZAR500 million Public Bond in the South African markets prior to its maturity.

        Our liquidity resources are subject to change as market and general economic conditions evolve. Decreases in liquidity could result from a lower than expected cash flow from operations, including decreases caused by lower demand, weaker prices for our products, or higher input costs. In addition, any potential acquisitions in which all or a portion of the consideration would be payable in cash, could have a significant effect on our liquidity resources. Our liquidity could also be impacted by any limitations on the availability of our existing debt and our ability to refinance existing debt, raise additional debt and the associated terms of such debt. However, at the end of fiscal 2011 and fiscal 2010 we had substantial cash and cash equivalents of US$639 million and US$792 million, respectively.

        One of our liquidity requirements is usually the payment of annual dividends to shareholders. Considering among others the macroeconomic and global financial market conditions and our performance in fiscal 2011, as well as our priority to reduce indebtedness and preserve liquidity, the Board of Directors decided in November 2011 not to declare a dividend for fiscal 2011. See "Item 8—Financial Information—Dividends".

Cash Flow

        In fiscal 2011, we retained our emphasis on cash generation and kept our capital expenditure at low levels, without compromising our current high levels of maintenance activities. Our focus on managing working capital remained strong, particularly in relation to inventory levels and receivables, keeping our level of working capital in line with the level of trading activity.

Cash Flow Summary	2011	2010	2009
	(US$ million)
Cash generated from operations(1)	798	737	432
Movement in working capital	(98)	(5)	152
Net finance costs paid	(256)	(194)	(81)
Taxation paid	(38)	(9)	(5)
Dividends paid	—	—	(37)

Cash retained from operating activities	406	529	461
Investing activities(2)	(243)	(188)	(762)

Cash generated/(utilized)	163	341	(301)

(1)
Cash generated from operations is calculated by adding to the profit (loss) for the period, net finance costs, taxation and various non-cash items as set out in the table below. For further information, see note 23 to our Group Annual Financial Statements included elsewhere in this Annual Report.

(2)
Investing activities in fiscal 2009 includes spending of US$590 million on the acquisition of the Acquired Business.

        Total non-cash items (as set out in the table below) in fiscal 2011 amounted to US$782 million, compared to US$469 million in fiscal 2010 and compared to US$567 million in fiscal 2009.

Non-cash Items	2011	2010	2009
	(US$ million)
Depreciation	414	411	396
Fellings	82	71	69
Asset impairments (reversals) & closures	167	(10)	79
Plantation fair value—price	16	(31)	67
Plantation fair value—volume	(81)	(67)	(73)
Restructuring provisions raised	135	46	34
BEE charge	5	23	—
Other non-cash items	44	26	(5)

Total	782	469	567

  Cash generated from operations

        Cash generated from operations increased to US$798 million in fiscal 2011 compared to US$737 million in fiscal 2010 mainly due to the US$65 million increase in operating profit excluding special items.

        Cash generated from operations increased to US$737 million in fiscal 2010 compared to US$432 million in fiscal 2009 mainly due to the US$306 million increase in operating profit excluding special items.

  Working capital

        The movement in components of net working capital is as shown in the table below.

Working capital movement	2011	2010	2009
	(US$ million)
Inventories	750	836	792
% sales	10.3%	12.7%	14.8%
Receivables	831	888	858
% sales	11.4%	13.5%	16.0%
Payables	(1,064)	(1,271)	(1,116)
% Cost of goods sold	16.5%	22.0%	22.2%

Net working capital	517	453	534
Ratio of net working capital to sales	7.1%	6.9%	9.9%

        Optimizing the levels of our working capital remained a key management focus area during fiscal 2011. We regularly compare our ratio of working capital to annual sales to those of our peers, and we believe that our working capital management compares favorably in that regard, although we have identified opportunities to improve this further. Managing the average monthly level of net working capital is a large element of the management incentive scheme for all our businesses.

        Net working capital expressed as a percentage of sales was higher at the end of fiscal 2011 than fiscal 2010. Comparing the average net working capital balance excluding currency impacts, over the fiscal year to the change in sales excluding currency impacts, the Group net average working capital was 2% lower than in fiscal 2010, while sales increased by 8%.

        Net working capital expressed as a percentage of sales was lower at the end of fiscal 2010 than fiscal 2009. Comparing the average net working capital balance excluding currency impacts, over the fiscal year to the change in sales excluding currency impacts, the Group net average working capital was 6% lower than in fiscal 2009, while sales increased by 18%.

        As part of the Acquisition in fiscal 2009, we acquired €232 million (US$326 million) of additional working capital, which was included in the purchase price. In the three quarters following the acquisition, great efforts were made by our European division to reduce net working capital to be more in line with the lower levels of business following the global economic crisis. The US$152 million of cash released from working capital in fiscal 2009 relates mainly to working capital reduction in the European business following the Acquisition. Nevertheless, net working capital as a percentage of sales at the end of fiscal 2009 was higher, at 9.9%, than the 7.2% achieved in fiscal 2008.

  Capital expenditure

        Cash utilized in investing activities for the period from fiscal 2009 to fiscal 2010 is as set out in the table below:

Investing Activities	2011	2010	2009
	(US$ million)
Capital expenditure	262	211	176
Proceeds on disposals of non-current assets	(6)	(21)	(2)
Decrease in other non-current assets	(13)	(2)	(2)
Acquisition of businesses(1)	—	—	590

Total	243	188	762

(1)
The Acquisition by the Group of the Acquired Business on December 31, 2008.

        Capital expenditure by region is as follows:

Capital Expenditure by Region	2011	2010	2009
	(US$ million)
Sappi Fine Paper North America	56	42	28
Sappi Fine Paper Europe	111	95	83
Sappi Southern Africa	93	72	67
Other	2	2	(2)

Total	262	211	176

        Capital expenditure excludes capitalized interest.

        Our capital expenditure program varies from year to year, and expenditure in one year is not necessarily indicative of future capital expenditure.

        During fiscal 2011, our capital expenditure was US$262 million, compared to US$211 million during fiscal 2010. As part of our cash management efforts we managed capital expenditure to a strategic target without compromising the maintenance of our asset base.

        During fiscal 2010, our capital expenditure, including US$9 million of plantation land purchases, was US$211 million, compared to US$176 million during fiscal 2009, which included US$1 million of plantation land purchases.

        During fiscal 2009, as part of our efforts to address the impact of challenging market conditions and since we were not committed to any significant capital expenditures for expansion, we reduced capital expenditures significantly.

        The capital expenditure program for these periods was funded primarily through internally generated funds.

        We operate in an industry that requires high capital expenditures and, as a result, we need to devote a significant part of our cash flow to capital expenditure programs, including investments relating to maintaining operations. Capital spending for investment relating to maintaining operations during fiscal 2011, fiscal 2010 and fiscal 2009 amounted to approximately US$213 million, US$173 million and US$147 million, respectively. The capital spending relating to maintaining investments included US$11 million, US$14 million and US$6 million in fiscal 2011, fiscal 2010 and fiscal 2009, respectively, spent in connection with reconfiguring the recovery cycle at the Somerset Mill to increase the utilization of black liquor, a renewable fuel generated as a by-product of the pulping process. This increase in black liquor utilization is estimated to be equivalent to the energy contained in approximately 100,000 barrels of oil per year. We achieved the expected results of lower costs, improved energy efficiency and further reduction of our carbon footprint.

        Capital spending for expanding or improving our operations during fiscal 2011, fiscal 2010 and fiscal 2009 amounted to approximately US$49 million, US$38 million and US$29 million, respectively.

        Capital expenditure to expand or improve operations in fiscal 2011 included production process improvements across all three of our operating regions and also included the chemical cellulose expansion project at our Ngodwana Mill.

        On May 17, 2011, we announced a US$340 million expansion at our Ngodwana mill which will change the product portfolio of the mill to include the annual production of 210,000 tons of chemical cellulose. During November 2011, we also announced an additional investment of US$170 million in our Cloquet mill in the United States, which will enable the facility to produce 330,000 tons of chemical cellulose per annum. Together with our Saiccor Mill in South Africa, these investments will increase our total annual chemical cellulose production capacity to approximately 1.3 million tons. Both projects have been initiated, are progressing well and we plan to commission both projects during the 2013 calendar year.

        Capital expenditure to expand operations in the fiscal years 2010 and 2009 primarily consisted of investments to improve production processes, increase our plantation land holdings and increase the capacity of and improve our Saiccor Mill in South Africa. In August 2006, we announced the expansion of the existing capacity at our Saiccor Mill, where Chemical Cellulose products are produced. The previous production capacity of the mill was approximately 600,000 metric tons per annum. This expansion increased the capacity to a maximum of 800,000 tons per annum. The increased capacity came on-line in September 2008 and became fully operational in April 2009.

        Capital spending is expected to be funded primarily through internally generated funds. For further details about our capital commitments, see note 25 to our Group Annual Financial Statements included elsewhere in this Annual Report.

  Cash generated / (utilized)

        Cash generated in fiscal 2011 was US$163 million compared to cash generated of US$341 million in fiscal 2010. The cash flow in fiscal 2011 was negatively impacted by higher working capital, capital expenditure and finance costs. See "—Financing Cash Flows—Summary of Certain Debt Arrangements".

        Cash generated in fiscal 2010 was US$341 million compared to cash utilized in fiscal 2009 of US$301 million, which included US$590 million spent on the Acquisition. The cash flow in fiscal 2010 was improved by US$73 million received in connection with alternative fuel mixture tax credits in our North American business.

Financing cash flows

        Net financing cash outflows of US$296 million during fiscal 2011 relate mainly to debt repayments. See "—Financing" for a more detailed discussion on the 2011 financing transactions, other cash inflows and cash outflows and the application of the funds received from these transactions.

        Gross finance inflows and outflows for fiscal 2010 represent the continuous nature of our various revolving securitization programs, revolving credit facilities and other interest bearing borrowings. In fiscal 2010, cash resources were used to repay approximately US$316 million of long term interest bearing liabilities.

        Net financing cash inflows during fiscal 2009 of US$707 million were positively impacted by the December 2008 rights offer raising gross proceeds of US$575 million and the completed high yield bond offerings in July 2009 raising US$300 million and €350 million, both of which are due in 2014. In addition, we successfully refinanced the outstanding €400 million OeKB loan and entered into a new Revolving Credit Facility amounting to €209 million. Total cost related to rights offering and the Refinancing amounted to US$31 million and US$78 million respectively. See "—Financing" for a more detailed discussion on the financing transactions, other cash inflows and cash outflows and the application of the funds received from these transactions.

Financing

General

        Debt is a major source of funding for the Group.

Gross Debt	2011	2010	2009
	(US$ million)
Long term interest bearing liabilities	2,289	2,317	2,726
Short term interest bearing liabilities	449	691	601
Bank overdraft	1	5	19

Gross interest bearing liabilities	2,739	3,013	3,346

Cash Position	2011	2010	2009
	(US$ million)
Cash and cash equivalents	639	792	770

Cash position	639	792	770

        Approximately 48% of total assets are funded by gross debt as of September 2011, is shown in the table below:

Total Assets Excluding Cash Equivalents	2011	2010	2009
	(US$ million)
Gross interest bearing liabilities	2,739	3,013	3,346
Shareholder's equity	1,478	1,896	1,794
Other liabilities	2,091	2,275	2,157
Cash equivalents	(639)	(792)	(770)

Total assets excluding cash equivalents	5,669	6,392	6,527

	%	%	%
Gross interest bearing liabilities	48	46	52
Shareholder's equity	26	30	27
Other liabilities	37	36	33
Cash equivalents	(11)	(12)	(12)

Total assets excluding cash equivalents	100	100	100

        The movement in gross debt from the beginning of fiscal 2009 to the end of fiscal 2011 is explained below:

Gross Debt Movement Analysis	2011	2010	2009
	(US$ million)
Gross debt—beginning of period	3,013	3,346	2,679
Debt raised	910	69	1,274
Debt repaid	(1,118)	(316)	(634)
Currency & fair value impact	(66)	(86)	27

Gross debt—end of period	2,739	3,013	3,346

        We continue to focus on managing the level of our debt and have repaid US$1,118 million of gross debt during fiscal 2011. The debt raised in fiscal 2011 consists mainly of the 2018 Notes, the 2021 Notes, notes issued under the Domestic Medium Term Note Program in South Africa and a €100 million drawing under the Revolving Credit Facility. Debt repayments in 2011 relate mainly to the repayment of the

US$500 million 2012 Notes and the early repayment of €320 million outstanding on the OeKB Term Loan facility. These debt repayments were made using both cash resources and the funds received from the offering of the 2018 Notes and the 2021 Notes. Also included in the 2011 debt repayments is the net funding difference of US$79 million due on replacing the previous short-term receivables securitization program with a new long-term facility. Of the US$274 million decrease in gross debt in fiscal 2011, US$66 million was due to the impact of translating our European and South African debt into US dollars and other fair value adjustments.

Debt profile

        Our debt is comprised of a variety of debt instruments, including committed credit facilities, local bank overdraft facilities and lines of credit, debt securities issued in the global and South African capital markets, commercial paper programs, receivables securitization programs and finance leases. See note 20 to our Group Annual Financial Statements contained elsewhere in this Annual Report.

        The make-up of our gross debt is set out in the table below:

Debt Profile	2011	2010	2009
	(US$ million)
Long-term debt	2,289	2,317	2,726
Short-term debt	449	691	601
Bank overdraft	1	5	19

Gross interest bearing liabilities	2,739	3,013	3,346

        Short-term debt of US$449 million includes an amount of €100 million (US$134 million) which was drawn on the €350 million Revolving Credit Facility in July 2011 and held as cash, as well as the ZAR1 billion (US$124 million) Public Bond in South Africa due in October 2011 and which has since been settled from cash resources. The remainder of the short term borrowings consists of the short term portion of long term debt and short term facilities which are rolled quarterly. Short-term debt of US$691 million in fiscal 2010 includes an amount of US$447 million (fiscal 2009: US$400 million) of securitized receivables funding under various short term revolving securitization programs. These short-term programs were replaced with a single long-term program in fiscal 2011 and therefore securitization receivables funding of US$368 million is included within Long-term debt in fiscal 2011.

        The average maturity of our long term debt as at September 2011 is 5 years with the profile as shown below:

Gross debt maturity profile (US$ million)

        As at the fiscal 2011 year end, short-term debt and overdraft funding was US$450 million and cash and cash equivalents were US$639 million.

        At September 2011 the Group had unutilized uncommitted borrowing facilities of approximately US$43 million and available cash and cash equivalents of US$639 million. At September 2010 the unutilized uncommitted borrowing facilities were approximately US$106 million and the available cash and cash equivalents were US$792 million. The committed facilities at the end of fiscal 2011 of US$421 million include the €250 million undrawn portion of the €350 million Revolving Credit Facility. This facility was increased and extended during fiscal 2011 from the €209 million facility that was available and undrawn at the end of fiscal 2010.

        US$368 million of the long-term debt at the fiscal 2011 year end was in the form of securitized trade receivables funding under the new three year program. For further information on Group borrowing facilities secured by trade receivables, refer to note 20 to our Group Annual Financial Statements contained elsewhere in this Annual Report.

        In fiscal 2011, our financing activities concentrated on utilizing our cash resources to repay certain long-term debt, improving our debt maturity profile by arranging longer term debt to refinance a portion of our shorter term debt and replacing our short-term securitization program with a new long-term program and improving our liquidity position by increasing and extending our revolving credit facility. This was achieved by the issuance of the €250 million 2018 Notes and, the US$350 million 2021 Notes, the repayment of both the US$500 million 2012 Notes and the €320 million outstanding on the OeKB Term Loan facility, the increase and extension of the €209 million revolving credit facility maturing in 2012 to a €350 million Revolving Credit Facility maturing in 2016 and entering into a new three year €360 million long-term trade receivables securitization program, the proceeds of which, together with cash on hand, were used to repay our old short-term securitization program. In fiscal 2010, our financing activities concentrated on reducing gross debt by utilizing our cash resources to repay certain long term debt. See "Item 10—Additional Information—Material Contracts".

        The make-up of our gross debt by currency is shown in the following table:

Debt by currency ratio	2011	2010	2009
USD	23.0%	24.5%	28.9%
EUR	59.7%	57.7%	55.1%
ZAR	17.3%	17.8%	16.0%

        Included in the euro denominated debt is the US$300 million 2014 Notes which have been swapped into euro.

Interest on Borrowings

        Raising new debt and refinancing existing debt in the third quarter of fiscal 2011, while improving the interest payable on borrowings going forward, resulted in once-off breakage costs of approximately US$43 million recorded as interest paid in fiscal 2011. The refinancing in the last quarter of fiscal 2009 resulted in substantially higher margins than we were previously paying, mainly because of prevailing market conditions and our credit ratings during that period. Our interest payable on borrowings therefore increased in fiscal 2010 compared to fiscal 2009.

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

        Upon issuing the US$350 million 2021 Notes, the fixed interest rate was, in April 2011, swapped into a floating interest rate using an interest rate swap. Upon issuing the US$300 million 2014 Notes, such notes were, in August 2009, swapped from fixed USD interest rates into fixed euro interest rates using an interest rate and currency swap. At the end of fiscal 2011, the ratio of gross debt at fixed and floating interest rates, after the impact of the interest rate swaps, was 65:35 compared to 80:20 at the end of fiscal 2010.

Short term borrowings

        The Group's short-term borrowings' position improved during fiscal 2011 with the implementation of a long-term trade receivables securitisation program to replace the previous short-term program. In addition, the amended and restated Revolving Credit Facility improved the liquidity headroom available to the Group.

        Other than the securitization funding and the Revolving Credit Facility drawing, the short term borrowings have been largely consistent throughout the year. The Group issued no commercial paper during fiscal 2011 or 2010 and relies on the Revolving Credit Facility and cash on hand for short term liquidity requirements.

Summary of Certain Debt Arrangements

        Set forth below is a summary of certain key terms of some of our significant debt arrangements. Reference should also be made to those debt arrangements which are filed as, or incorporated by reference as, exhibits to this Annual Report. See Note 20 to our Group Annual Financial Statements contained elsewhere in this Annual Report "Item 10—Additional Information—Material Contracts" and "—Off-Balance Sheet Arrangements".

        Revolving Credit Facility.    On April 28, 2011, we amended and restated our existing revolving credit facility dated August 27, 2009. The amended and restated revolving credit facility provides for up to €350 million of borrowing availability in euro, US dollars and certain other currencies (the "Revolving Credit Facility"). The commitments under the Revolving Credit Facility terminate on March 28, 2016 and the annual interest rate on borrowings is calculated based on Libor or Euribor plus a funding margin varying between 1.65% and 4.75% depending on the credit rating assigned to the senior secured debt of Sappi Limited, plus certain costs. Borrowings may be made by certain subsidiaries of Sappi Limited and the Revolving Credit Facility is jointly and severally guaranteed on a senior basis by Sappi Limited, Sappi Papier Holding GmbH ("SPH") and certain other subsidiaries of Sappi Limited, as well as secured, together with certain of our other indebtedness, by first-priority security interests over certain assets of Sappi Limited, SPH and the other subsidiary guarantors. The Revolving Credit Facility contains an interest coverage covenant, a leverage covenant and a net debt to total capitalization covenant, in each case measured at the Sappi Limited consolidated level and set at various levels in line with the long term forecast of Sappi's results. The Revolving Credit Facility contains certain customary negative covenants and restrictions, including (among others) restrictions on dividend distributions, the granting of security, incurrence of indebtedness, the provision of loans and guarantees, a change of business of the Group, acquisitions or participations in joint ventures and mergers and disposals. As of September 2011, we were in compliance with these covenants. For further information, see "Item 10—Additional Information—Material Contracts", "Item 19—Exhibits", and note 20 to our Group Annual Financial Statements included elsewhere in this Annual Report.

        2018 and 2021 Secured Notes.    On April 14, 2011, Sappi Papier Holding GmbH ("SPH"), issued €250 million 6.625% Senior Secured Notes due 2018 (the "2018 Notes") and US$350 million 6.625% Senior Secured Notes due 2021 (the "2021 Notes"). The interest on the 2018 Notes and the 2021 Notes is payable semi-annually on April 15 and October 15 of each year, commencing on October 15, 2011. The 2018 Notes and the 2021 Notes mature on April 15, 2018 and April 15, 2021, respectively. The 2018 Notes and the 2021 Notes are jointly and severally guaranteed on a senior basis by Sappi Limited and certain other subsidiaries of Sappi Limited, and are secured by substantially the same collateral that secures the obligations under the Revolving Credit Facility. Sappi has agreed to observe certain covenants with respect to the 2018 Notes and the 2021 Notes, including limitations on dividend distributions and other payments, indebtedness, asset sales, liens, guarantees and on mergers and consolidations. For further information, see "Item 10—Additional Information—Material Contracts", "Item 19—Exhibits", and note 20 to our Group Annual Financial Statements included elsewhere in this Annual Report.

        OeKB Term Loan Facility.    In April 2011, we used a portion of the net proceeds from the issuance of the 2018 Notes and the 2021 Notes to repay €200 million of our OeKB Term Loan Facility. We repaid the remaining €120 million of our OeKB Term Loan balance from cash on hand in June 2011.

        2014 Secured Notes.    On July 29, 2009, PE Paper Escrow GmbH (the "Issuer"), a special purpose limited liability company wholly owned by SPH, issued €350 million 11.75% Senior Secured Notes due 2014 and US$300 million 12.00% Senior Secured Notes due 2014 (together, the "2014 Notes"). Interest on the 2014 Notes is payable semi-annually, commencing on February 1, 2010, and the 2014 Bonds mature on August 1, 2014. The 2014 Notes are jointly and severally guaranteed on a senior basis by Sappi Limited, SPH and certain other subsidiaries of Sappi Limited, and are secured by substantially the same collateral that secures the obligations under the Revolving Credit Facility. Sappi has agreed to observe certain covenants with respect to the 2014 Notes, including limitations on dividend distributions and other payments, indebtedness, asset sales, liens, guarantees and on mergers and consolidations. For further information, see "Item 19—Exhibits" and note 20 to our Group Annual Financial Statements included elsewhere in this Annual Report.

        Domestic Medium Term Note Program.    In June 2009, Sappi Southern Africa (Pty) Ltd (previously Sappi Manufacturing (Pty) Ltd) combined its ZAR3 billion (US$437 million) Domestic Medium Term Note Program established in June 2006 (the "Initial Program") with its commercial paper program established in November 2003 ("Initial CP Program"), into a new ZAR5 billion Domestic Medium Term Note Program (the "DMTN Program") which supersedes and replaces the Initial Program and the Initial CP Program in their entirety without affecting any notes issued under the Initial Program and Initial CP Program. On June 27, 2006, Sappi Southern Africa issued ZAR1 billion (US$146 million) senior unsecured fixed rate notes (the "First Tranche") under its Initial Program at a fixed interest rate of 9.34% payable semi-annually on December 27, and June 27, of each year, commencing on June 27, 2006. The securities issued under the First Tranche mature on June 27, 2013. On September 25, 2007, Sappi Southern Africa issued a second tranche of ZAR1 billion (US$146 million) senior unsecured fixed rate notes (the "Second Tranche") under the Initial Program at a fixed interest rate of 10.64%. The interest on the securities issued under the Second Tranche is payable semi-annually on April 14 and October 14 of each year, commencing on April 14, 2008. The securities issued under the Second Tranche matured on October 14, 2011 and were repaid using the issuance proceeds of the Fourth Tranche and cash on hand. On June 30, 2009, Sappi Southern Africa issued ZAR325 million (US$41 million) and on July 13, 2009, issued ZAR175 million (US$21 million) senior unsecured fixed rate notes (collectively the "Third Tranche") under the DMTN Program at a fixed interest rate of 12.13%, payable semi-annually on June 30 and December 30 of each year, commencing on June 30, 2009. The securities issued under the Third Tranche mature on June 30, 2012. On June 28, 2011, Sappi Southern Africa issued ZAR500 million (US$62 million) senior unsecured fixed rate notes (the "Fourth Tranche") under the DMTN Program at a fixed interest rate of 9.63%, payable semi-annually on June 28 and December 28 of each year. The securities issued under the Fourth Tranche mature on June 28, 2016. The proceeds of the Fourth Tranche were used to partially refinance the securities issued under the Second Tranche that matured on October 14, 2011. Sappi Southern Africa has agreed to observe certain undertakings with respect to the securities including limitations on encumbrances (other than permitted encumbrances) over its assets. For further information, see note 20 to our Group Annual Financial Statements included elsewhere in this Annual Report.

        2012 and 2032 Guaranteed Notes.    In June 2002, Sappi Papier Holding GmbH (then organized as an AG) issued US$500 million 6.75% unsecured guaranteed notes due 2012 (the "2012 Notes") and US$250 million 7.50% unsecured guaranteed notes due 2032 (the "2032 Notes"), guaranteed by Sappi Limited and Sappi International S.A. On March 15, 2011, we purchased for cash US$150 million principal amount of our outstanding US$500 million 2012 Notes for an aggregate consideration of approximately US$160.3 million (which included accrued interest thereon of approximately US$2.5 million). Following the repurchase, the remaining outstanding principal amount of our 2012 Notes was US$350 million, which was redeemed in April 2011 with a portion of the proceeds of the issuance of the 2018 Notes and the 2021 Notes. Interest on the 2032 Notes is payable semi-annually. The indenture governing the 2032 Notes provides for an optional redemption of the 2032 Notes, in whole or in part, at any time at a redemption price of the greater of (i) the principal amount of the notes to be redeemed and (ii) the sum of the present values of the applicable remaining scheduled payments discounted at a rate as determined under the indentures, together with, in each case, accrued interest. The indenture governing the 2032 Notes contains events of default customary for investment grade debt, including failure to pay principal or interest, a default in any other indebtedness, certain enforcement actions against our property and certain bankruptcy events. The indenture also contains certain customary covenants, which restrict our ability to create liens, to enter into sale and leaseback transactions and to undertake mergers or consolidations. For further information, see "Item 19—Exhibits" and note 20 to our Group Annual Financial Statements included elsewhere in this Annual Report.

Covenants

        Financial Covenants apply to US$23 million of our non-South African bank debt, the €350 million Revolving Credit Facility and our Securitization borrowings. In addition, our 2014 Bonds, 2018 Bonds and 2021 Bonds and certain of our bank facilities contain customary affirmative and negative covenants restricting, among other things, the granting of security, incurrence of debt, the provision of loans and guarantees, mergers and disposals and certain restricted payments, including the payment of dividends. As regards dividend payments, the group is restricted from paying cash dividends in certain circumstances. In addition, any cash dividends paid may not exceed 50% of Net Profit excluding any Special Items of a non-cash nature.

        Separate covenants apply to certain debt in our Southern African businesses.

        Our financial covenants require that:

  (i)
  At the end of each quarter the mean average of the ratios of EBITDA to consolidated net interest expense for that quarter and each of the three preceding quarters be not less than 2.00:1 for all quarters ending from March 2011 to December 2013, 2.25:1 for all quarters ending from March 2014 to June 2014 and 2.50:1 for quarters ending September 2014 to March 2016;

  (ii)
  The ratio of net debt to EBITDA be not greater than 4.50:1 for all quarters ending March 2011 to December 2013, 4.25:1 for all quarters ending from March 2014 to June 2014, 4.00:1 for all quarters ending September 2014 to December 2014 and 3.75:1 for all quarters ending March 2015 to March 2016;

  (iii)
  The percentage of net debt to total capitalization as at the end of each quarter until March 2016, shall not exceed 65%; and

  (iv)
  With regard to Sappi Southern Africa (Pty) Ltd (previously Sappi Manufacturing (Pty) Ltd) and its subsidiaries only, at the end of any fiscal quarter, the percentage of net debt to equity must not exceed 65%, and at the end of each fiscal year, the ratio of EBITDA (before special items) to net interest paid must not be less than 3.00:1.

        The table below shows that as at September 2011 we were in compliance with these covenants. With regards to our financial covenants, EBITDA is defined under the relevant agreements and net debt is calculated using average exchange rates for fiscal 2011.

	Fiscal 2011	Covenants
	(US$ million)
Group Covenants
Net Debt to EBITDA	2.60	<4.5
EBITDA to Net Interest	3.25	>2.0
Net Debt to Total Capitalization	59%	<65%
Sappi Southern Africa Covenants
Net Debt to Equity	21%	<65%
EBITDA to Net Interest	7.69	>3.0

        The Group financial covenants also apply to our securitization program, included in the US$390 million amount mentioned above, with outstanding balances of US$368 million at the end of September 2011. No Sappi Limited guarantee has been provided for these facilities.

Gearing

        Gross debt to capitalization for each of the past three years was as set out below:

	2011	2010	2009
	(US$ million)
Gross debt	2,739	3,013	3,346
Gross debt and equity	4,217	4,909	5,140
Gross debt to capitalization ratio	65%	61%	65%

        Management monitors the Group's indebtedness in the context of the complex trade-offs associated with determining an appropriate level of debt finance, namely—financial risk, credit rating, the cost of debt and the expected return that can be earned on that debt. In regard to our debt level we also monitor cash flow to net interest cover. We recognize that we operate in a mature industry that normally generates substantial and reasonably reliable cash flows and that management has some flexibility to delay or minimize capital expenditure (which is a major use of cash) in difficult times to reduce financial risk. As previously described in this "Liquidity and Capital Resources", in view of the continuing difficulties in the world financial markets and macro-economic conditions, focusing on cash generation remains a priority. We are also aware that with uncertainty in financial markets, refinancing existing or raising additional debt and the associated terms are likely to be more challenging. The refinancing activities of 2009 and 2011 have contributed greatly to extending the Group's debt maturity profile.

Off-Balance Sheet Arrangements

        Letters of credit discounting.    To improve the Group working capital, the Group sells certain Letters of Credit to Royal Bank of Scotland (Hong Kong) and DBS Bank (London) every fiscal month—end on a non-recourse basis.

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

        As no default event has occurred, no provision is set up and the fair value at the end of fiscal 2011 remains zero. However, according to IAS 37 a contingent liability of US$32 million (2010: US$29 million) has been disclosed in this respect.

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

        The total amount of trade receivables sold at the end of September 2011 amounted to US$121 million (September 2010: US$215 million). Details of the securitization program at the end of fiscal 2011 and 2010 are disclosed in the tables below.

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

        Details of the securitization facility at September 2011 and 2010 are set out below:

Bank	Currency	Value	Facility	Discount charges
September 2011
Rand Merchant Bank	ZAR	ZAR979 million	Unlimited*	Linked to 3 month JIBAR
September 2010
Rand Merchant Bank	ZAR	ZAR1,510 million	Unlimited*	Linked to 3 month JIBAR

*
The facility in respect of the securitization facility is unlimited, but subject to the sale of qualifying receivables to the bank.

        Details of the on-balance sheet securitization facilities that are applicable to our non-South African businesses being Sappi Trading, Sappi Fine Paper North America and Sappi Fine Paper Europe are described in notes 16 and 20 of our Group Annual Financial Statements contained elsewhere in this Annual Report.

        For details of operating leases please refer to note 25 of our Group Annual Financial Statements contained elsewhere in this Annual Report.

 Contractual Obligations

        We have various obligations and commitments to make future cash payments under contracts, such as debt instruments, lease arrangements, supply agreements and other contracts. The following table includes information contained within the Group Annual Financial Statements included elsewhere in this Annual Report, as well as information regarding purchase obligations. The tables reflect those contractual obligations at the end of fiscal 2011 that could be quantified.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$ millions)
On Balance Sheet
Long-Term Debt Obligations(1)	3,868	642	1,686	207	1,333
Capital Finance Lease Obligations(1)	45	19	19	7	—
Other Long-term Liabilities reflected on the Balance Sheet(4)	553	—	—	—	—
Off Balance Sheet
Operating Lease Obligations(2)	105	29	29	11	36
Purchase Obligations(3)	108	67	39	2	—
Capital Commitments(5)	61	57	4	—	—

Group Total	4,740	814	1,777	227	1,369

(1)
Includes interest obligations to maturity to service the debt using interest rates prevailing at September 2011. The principal debt is US$2,738 million.

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

(4)
The Other Long-Term Liabilities of US$553 million (fiscal 2010: US$546 million) on balance sheet, relate mainly to post-employment benefits, post-retirement benefits other than pension obligations, workmen's compensation, and other items which do not have a payment profile. Refer to note 21 of our Group Annual Financial Statements included elsewhere in this Annual Report.

(5)
Capital commitments are commitments for which contracts have been entered into. Refer to note 25 of our Group Annual Financial Statements included elsewhere in this Annual Report.

Research and Development, Patents and Licenses

        Strategically Sappi's Research and Development (R&D) focuses in two broadly defined areas. The first targets Sappi's core businesses where the drive is to improve current products and processes, as well as to, bring new product innovation to market, thereby serving our current markets through differentiation on cost and/or quality. The second area concentrates on opening up new markets for Sappi, through the development of distinctly new products and processes with the intent to maximize Sappi's opportunities as a processer and producer from a renewable resource base.

        R&D is managed at a number of regional technology centers. These "centers of excellence" liaise globally to leverage a unique set of skills to both improve processes and reduce costs, and to provide customer-focused product development. In fiscal 2011 our R&D expenditure was US$38 million, an increase from the fiscal 2010 expenditure of approximately US$35 million. In fiscal 2009 our R&D expenditure was US$31 million, reflecting a curtailment of research expenditure due to the difficult global economic situation which heavily impacted the pulp and paper industry. Since 2009, Sappi's R&D expenditure has increased approximately 10% year on year. During the same time, in response to the gradual decline in demand that is evident in Sappi's graphic and fine paper markets, the proportion of this expenditure directed at developing products for new business and markets has increased from 6% to 12% of this total expenditure.

North America

        Sappi Fine Paper North America's R&D activities are centered at Westbrook. This center has a proud history of product and process innovation; for example, it developed the first machine coated and calendared one-sided and two-sided coated paper as well as the first high bulk coated paper.

        In addition, Sappi Fine Paper North America has a number of proprietary technologies, including the on-line finishing technology and its Ultracast electron-beam technology. Sappi Fine Paper North America's on-line finishing technology is used in production of coated paper at Somerset and drove a new quality standard for lightweight coated publishing papers. Our Ultracast technology is utilized in speciality papers such as release papers used in the production of high fidelity synthetic leather and other decorative surfaces.

        Research and development efforts are focused on next generation product design for margin improvement and customer features and benefits in both the release and graphic papers businesses. We have recently developed a unique textured leather offering with positive customer response. Current technology platform development centers on innovative materials research which has resulted in a more eco-friendly and cost effective binding technology. Lastly, a strong emphasis remains on expanding the use of our unique Ultracast Technology into new growth markets.

Europe

        R&D in Sappi Fine Paper Europe has focused predominantly on the development of digital grades, alternative raw materials and on innovative ways to substantially lower manufacturing costs.

        After the introduction of the toner-based grade, Digital TOP, in fiscal 2011 the effort has now shifted to the inkjet market where two grades, a coated grade and a pigmented grade are expected to be launched in 2012.

        In today's paper manufacturing process, many raw materials used are either mineral-oil based or obtained from mining operations. Sappi Fine Paper Europe's R&D is developing processes that enable use of raw materials that result from primary processes as a waste or byproduct in order to further boost the level of sustainability of coated paper. As has been developed in Sappi Fine Paper North America, new binder technology that is more eco—friendly and cost effective has been introduced into the European products. In both North America and Europe Sappi has developed a set of alternative binder techniques that are expected to provide a buffer against the impact of increasing oil prices on latex prices.

        Using R&D's adapted coating application technology, Sappi Fine Paper Europe has been able to significantly reduce manufacturing costs. In addition, the further adaptation of paper-architecture of coated paper allows the use of cheaper raw materials, thus lowering manufacturing costs significantly at various mills.

Southern Africa

        Building on the proud history of development in South Africa, which includes the development of the Sapoxal oxygen bleaching process, applied research is conducted over the full value chain of papermaking from fibre to pulping, bleaching, stock preparation as well as product development and the environment. Highlights for the year include the successful introduction of enzymes to reduce the energy consumption during refining and improve pulp properties into two further mills, the scaling up of the pilot process for producing dissolving pulp from the commercial wood species in the regions using the pre-hydrolysis kraft process into the Ngodwana Mill expansion, and the identification and implementation of opportunities to reduce refining energy at the Kirkniemi mill in Europe.

        At our forest research center in KwaZulu-Natal, we focus on the genetic improvement of trees planted in Sappi's plantation forests to maximize the yield of high quality pulp obtained per hectare. This includes breeding and selecting trees with fibre properties that enhance the characteristics of our end products, as well as, breeding for pest and disease resistance to ensure a sustainable supply of timber. Investigating new molecular genetic breeding tools which can increase the speed and efficiency of the current tree improvement processes, forms part of the research. The recent adoption of DNA fingerprinting tools to ensure the correct identity of individuals in the breeding populations and production seed orchards, marks the first operational adoption of the molecular genetic tools.

        At the Saiccor mill, there is a research group dedicated to the production of chemical cellulose. The focus is largely on product development to provide more product options and expand the value added product range from Saiccor, and meet the needs of Sappi's global customers.

Share Buy Backs

        Through a wholly-owned subsidiary, the Sappi group has in previous fiscal years acquired approximately 21.4 million Sappi Limited ordinary shares (treasury shares) on the open market of the JSE Limited. No shares were acquired during fiscals 2011 and 2010. Some of these treasury shares have been, and will continue to be, utilized to meet the requirements of the Sappi Limited Share Incentive Trust and the Sappi Limited Performance Share Incentive Trust from time to time. See notes 17 and 28 to our Group Annual Financial Statements included elsewhere in this Annual Report for additional details relating to treasury shares.

        Considering that it is the Group's stated intention to reduce debt, it is unlikely that the Group will seek approval for the purchase of Sappi shares in the foreseeable future.

        On December 02, 2011, the closing price for our shares on the JSE was 2,309 SA cents per share and the closing price of the ADSs on the NYSE was US$2.81 per ADS. See "Item 9—The Offer and Listing—Offer and Listing Details" for an explanation of share prices.

        In terms of the listing requirements of the JSE a company may not repurchase its shares during a closed period, which is defined as the period between the end of a fiscal reporting period and the publication of the results for that period and any period during which the company is trading under a cautionary announcement.

Dividends

        Our policy is to consider dividends on an annual basis and to declare cash dividends in US dollars. Taking into account the macro-economic and global financial market conditions, our performance in fiscal 2011 as well as our priority to reduce indebtedness and preserve liquidity, the Board of Directors decided in November 2011 not to declare a dividend for fiscal 2011.

        Our ability to pay dividends is restricted by the terms of the Refinancing. See "Item 8—Financial Information—Dividends" for a listing of the most restrictive conditions for declaring cash dividends.

Mill Closures, Acquisitions, Dispositions, Impairment, Joint Venture and Broad Based Black Economic Empowerment

        Forestry investment:    During fiscal 2011, we announced a joint proposal with AsgiSA (Accelerated and Shared Growth Initiative for South Africa) to accelerate the establishment and management of 30,000 hectares of commercial tree plantations by 2020 in the Eastern Cape province of South Africa.

        Adamas mill closure:    We announced the possible closure of our Adamas mill in South Africa on May 23, 2011 and entered into a consultation process with employee representatives soon thereafter. Unable to find a viable alternative for the mill, we announced the final closure of the mill on August 03, 2011. We ceased operations at the mill later in August 2011 and transferred all products produced at the facility to other Sappi mills in South Africa to ensure an un-interrupted supply of products to our end customers.

        Biberist mill closure:    On March 31, 2011 we announced, that due to the persistent overcapacity in the European coated and uncoated fine paper market, we would be entering into a consultation process with employee representatives and social partners at our Biberist mill in Switzerland. Despite the combined efforts of mill employees and management, we were unable to identify a viable alternative to ensure the future existence of the mill. On July 20, 2011, we announced the closure of the Biberist mill and ceased operations at the mill during August 2011. As a result of this closure, we reduced our annual production capacity by 500,000 tons of coated and uncoated fine paper in the European market. We expect that most of our affected customers will in the future be serviced from other European mills.

        Broad Based Black Economic Empowerment deal:    In 2006, we implemented the Lereko Property Consortium (Lereko) BEE deal. However, this transaction did not meet our undertakings under the Forestry Charter gazetted in June 2009 (which sets the objectives and principles for BEE in the forestry industry and includes the BEE scorecard and targets to be applied, as well as certain undertakings by government and South African forestry companies to assist the forestry industry to achieve its BEE targets). Accordingly, we decided to unwind the 2006 deal, which resided at a South African subsidiary level, to implement a new sustainable transaction of equivalent value at the holding company level by making use of our listed securities.

        In June 2010, we completed a BEE transaction whereby ordinary and "A" ordinary shares equivalent to 4.5% of Sappi Limited were issued to our strategic empowerment partners, and to various trusts for the benefit of our black managers, our employees and growers/communities in the geographic areas where our South African business has operations. The value of the BEE transaction (approximately ZAR814 million, US$115 million) corresponds to an effective 30% interest in Sappi Southern Africa, which meets the requirements of Forest Sector Charter and BEE legislation in general. For further information on the BEE transaction, see "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions" and "—South African Economic and Political Environment", and note 28 of our Group Annual Financial Statements contained elsewhere in this Annual Report.

        Usutu mill impairment and closure.    The Usutu mill was closed on January 31, 2010 in response to adverse market conditions, as well as the cumulative severe impact of fire damage over the past few years. In particular, fires in August 2008 destroyed 40% of the Usutu timber crop. As a result, Usutu mill was no longer sustainable.

        Kangas mill closure.    Due to a reduction in the European consumption of coated magazine paper arising from the global recession, our Kangas mill in Finland had experienced a substantial amount of commercial downtime since the beginning of 2009. We announced the closure of the mill in January 2010. All our affected customers are now served from our other European operations. On July 7, 2010, we sold the Kangas mill land and buildings to M-real for €13 million.

        Muskegon mill impairment and closure.    In light of significantly lower global demand for coated woodfree paper products, operations at Muskegon mill were temporarily suspended on April 01, 2009. We announced the permanent closure of the Muskegon mill on August 26, 2009 and during August 2011 we sold the Muskegon mill site for US$2.2 million to a third party.

        Acquisition of coated paper business of M-real Corporation:    On December 31, 2008, we acquired four paper mills from M-real Corporation: the Kirkniemi mill and the Kangas mill in Finland, the

Stockstadt mill in Germany and the Biberist mill in Switzerland and other specified assets, as well as all of the know-how, brands, order books, customer lists, intellectual property and goodwill of the coated woodfree and coated mechanical paper business of M-real Corporation. The four acquired mills became part of Sappi Fine Paper Europe.

        Sappi acquired M-real's coated graphic paper business for an enterprise value of €750 million (approximately US$1.1 billion). The final purchase consideration was reduced by assumed debt and other adjustments (including working capital) amounting to €102 million (US$189 million) in total. The Acquisition was mainly financed through a combination of the issuance to M-real Corporation of €32 million (US$45 million) Sappi Limited shares, vendor loan notes of €220 million (US$307 million), which has been fully repaid, and a cash consideration of €401 million (US$565 million) obtained mainly from a ZAR5.8 billion (US$575 million) rights offering of Sappi Limited shares.

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

        We offer customers comparable products and services from our other sites in Europe and did not have any supply interruption. Blackburn mill had an annual capacity of 120,000 tons of coated woodfree paper. PM 5 at Maastricht mill had an annual capacity of 60,000 tons of speciality paper. Following the closure of our Blackburn mill and cessation of production from PM 5 at our Maastricht mill, our coated woodfree paper capacity was reduced by 190,000 tons after giving effect to a reallocation of our products.

        In 2004 we acquired 34% of Jiangxi Chenming Paper Company Limited, a company incorporated in the People's Republic of China. The joint venture commissioned a coated mechanical paper machine with a capacity of 350,000 tons per annum, a mechanical pulp mill with a capacity of 187,000 tons per annum and a de-inked pulp mill with a capacity of 136,000 tons per annum during 2005.

        Impairment of assets.    The Group has reviewed the carrying value of all its non—current assets in fiscal 2011 and has determined that the impairment provision, as provided in the Group Annual Financial Statements, was sufficient to record all necessary impairment of non-current assets.

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

        In the first quarter of fiscal 2011, bond yields and equity markets rose, projecting a reduced consolidated net balance sheet liability to the group. However in the final quarter, this reversed, regionally to varying degrees leading to the group deficit being slightly higher at year-end. Net balance sheet liabilities to schemes in Europe were slightly improved compared to fiscal 2010 but in North America slightly deteriorated. Whilst falling equities and bond yields adversely affected our schemes in the final quarter, our funded schemes in North America and continental Europe are exposed to high quality treasury bonds and benefited from strong investment gains that also arose during the final quarter, helping offset the former adverse effects. Separately, in southern Africa, an increase in the provision was made to cover higher expected annual increases to pensions in payment, contributing to an actuarial loss to schemes in that region.

        Following our investment outlook envisaged as we reported at fiscal 2010, we continue to believe markets will remain volatile in the short-term. We believe markets are being driven extensively by political influences rather than investment fundamentals and this will continue whilst the sovereign debt crisis remains unresolved. To this extent investment conditions are expected to remain difficult, with a lack of widespread investment growth opportunities and economic growth and stability return.

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

  •
  If the prospect of deflationary economic scenarios emerges, then, if coupled with very low discount rates, this would increase liabilities in our schemes, particularly due to the fact that pensions cannot reduce.

  •
  Recoveries in equity markets coupled with rising bond yields will most likely result in cuts in balance sheet deficits.

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

  •
  Statutory minimum funding requirements affect the pace of funding our defined benefit schemes. Most take account of yields on assets such as government bonds or interbank interest rate swap curves. While yields on these asset classes in some markets remain low, we expect the prospect of paying additional contributions to meet onerous minimum funding targets. However recent statutory easements in the pace of funding on these bases have provided contribution relief to the Group.

        The balance sheet liability of the group's pension schemes increased by US$7 million from a deficit of US$261 million as of September 2010 to a deficit of US$268 million as of September 2011. However, US$168 million of this liability relates to unfunded schemes (mainly in Europe). With these unfunded liabilities stripped out, the Group has a deficit of US$151 million in our funded schemes. Post-retirement benefit liabilities (other than pensions) reduced by US$3 million from a deficit of US$185 million as of September 2010 to a deficit of US$182 million as at September 2011.

        Benefit obligations and fair value of plan assets are as follows:

	September 2011		September 2010		September 2009
	Benefit Obligation	Fair value of plan Assets	Benefit Obligation	Fair value of plan Assets	Benefit Obligation	Fair value of plan Assets
	(US$ millions)
Pensions	1,827	1,559	2,069	1,808	1,945	1,695
Post-retirement benefits other than pensions	182	—	185	—	179	—

        Actual investment returns from the assets of the various regional funded pension schemes during 2011 were positive, and higher than actuarial projections in South Africa, but lower elsewhere. Collectively this contributed to increased asset values but also to an actuarial loss as at September 2011. Overall, investment returns were +4.4% or US$80 million over the fiscal year but includes an actuarial loss of US$31 million.

        Discount rates increased in continental Europe but reduced in North America, reflecting corresponding changes to average yields on corporate bonds (as prescribed in the accounting standard) of similar duration to the liabilities. For the pension schemes the net effect from different regions contributed to an overall increase in liabilities shown as actuarial losses of US$23 million. Experience adjustments (i.e. changes in membership or benefits) were favorable, contributing to an actuarial gain of US$4 million. Contributions paid to the schemes were a major beneficial factor, leading to a reduction in liabilities of US$58 million.

        At a consolidated level, there were no significant factors over and above any others that could be the leading cause of the change in net balance sheet liability as is seen by its relatively small shift over the fiscal year. Actuarial losses from both assets and liabilities were slightly more than offset by company contributions.

        Currency effects were minimal leading to a small loss of US$1 million in the net balance sheet liability.

        Minor factors contributed to a small net fall in liabilities in the post-retirement benefits (other than pensions) of US$3 million.

        Defined benefit schemes remain open to mill employees in North America and continental Europe, with notable exceptions being Austria and the UK and one scheme in North America for regional office employees. The 'main' defined benefit scheme in South Africa is in a closed phase where the active membership is a closed group that will gradually reduce over time.

        Whilst the group accounts in its annual reporting the effects from various financial and demographic factors, a change in the prescribed valuation method in the accounting standard presents a rare but otherwise further consideration to the group. Shortly after the publication in June 2011 of revisions in the Accounting Standard, IAS19, the group conducted an investigation into the effects of adopting the revised Standard. The most significant effect came from the potential loss of the ability to pre-book outperformance from growth assets in the pension expense of our funded plans. Simulating a theoretical adoption during fiscal 2011, it was estimated that the 2011 regional pension expenses would collectively increase by US$17 million, 70% of which would emerge from our North American region. The group will be adopting the new Standard during fiscal year beginning October 2013. For further information see note 27 in our Group Annual Financial Statements included elsewhere in this Annual Report.

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

        Sappi has successfully negotiated the renewal of its 2011 insurance cover at more favorable rates to those of 2010. Self-insured retention for any one property damage occurrence is €20.5 million, with an annual aggregate of €33 million. For property damage and business interruption insurance, cost-effective cover to full value is not readily available. However, we believe that the loss limit cover of €700 million should be adequate for what we have determined as the reasonably foreseeable loss for any single claim. From fiscal 2011 our property damage insurance policy is euro denominated as most of our assets are based in euro denominated jurisdictions.

        Insurance cover for credit risks currently applies on a regional basis to Sappi's Northern American, European and South African domestic trade receivables subject to a US$5 million Group aggregate first loss.

        Sappi has placed the insurance for its plantations on a stand-alone basis through Sappisure Försäkrings AB into international insurance markets. Cover was purchased from May 1, 2011 to April 30, 2012.

Critical Accounting Policies and Estimates

        Management of the group makes estimates and assumptions concerning the future in applying its accounting policies. The estimates may not equal the related actual results. The group believes that the following accounting policies are critical due to the degree of management judgement and estimation required and/or the potential material impact they may have on the group's financial position and performance.

        Impairment of assets other than goodwill and financial instruments.    The group assesses all assets (other than goodwill and intangible assets not yet available for use) at each balance sheet date for indications of impairment or the reversal of a previously recognised impairment.

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

        Where impairment exists, the losses are recognised in other operating expenses in profit or loss for the period.

        A previously recognised impairment loss will be reversed through profit or loss if the recoverable amount increases as a result of a change in the estimates used previously to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised in prior periods.

        Refer to note 9 to our Group Annual Financial Statements included elsewhere in this Annual Report for the assumptions and inputs used in assessing assets for impairment or impairment reversals.

        Goodwill.    The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the group in exchange for control of the acquiree. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition are recognised at their fair value at the acquisition date.

        Goodwill arising at acquisition is subsequently held at cost less any accumulated impairment losses. Goodwill is not amortised but is tested for impairment annually or more frequently where there is an indication of impairment based on an allocation to one or more CGUs in which the synergies from the business combinations are expected.

        Goodwill is tested for impairment using a cash flow valuation model based on an allocation of the goodwill to one or more CGUs. The group takes into account its ability to carousel products across different operating units in allocating goodwill to CGUs.

        Property, plant and equipment.    Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes the estimated cost of dismantling and removing the assets, where specifically required in terms of legislative requirements or a constructive obligation exists, professional fees and, for qualifying assets, borrowing costs capitalised in accordance with the group's accounting policy.

        Expenditure incurred to replace a component of an item of owner-occupied property or equipment is capitalised to the cost of the item of owner-occupied property and equipment and the part replaced is derecognised.

        Depreciation which commences when the assets are ready for their intended use, is charged to write off the depreciable amount of the assets, other than land, over their estimated useful lives to estimated residual values, using a method that reflects the pattern in which the asset's future economic benefits are expected to be consumed by the entity. Management judgement and assumptions are necessary in estimating the methods of depreciation, useful lives and residual values. The residual value for the majority of items of plant and equipment has been deemed to be zero by management due to the underlying nature of the equipment.

        The following methods and rates were used during the year to depreciate property, plant and equipment to estimated residual values:

Buildings	straight-line 40 years
Plant	straight-line 5 to 20 years
Vehicles	straight-line 5 to 10 years
Furniture and equipment	straight-line 3 to 6 years

        Taxation.    Taxation on the profit or loss for the year comprises current and deferred taxation. Taxation is recognised in profit or loss except to the extent that it relates to items recognised directly in other comprehensive income, in which case, it is also recognised in other comprehensive income.

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

  (ii)
  Deferred taxation

        Deferred taxation is provided using the balance sheet liability method, based on temporary differences. The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using taxation rates enacted or substantively enacted at the balance sheet date. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Before recognising a deferred tax asset the group assesses the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent recovery is not probable, a deferred tax asset is not recognised. In recognising deferred tax assets, the Group considers profit forecasts, including the effect of exchange rate fluctuations on sales and external market conditions.

  Derivatives and hedge accounting

  •
  Fair value hedges

        Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged item that are attributable to the hedged risk. The change in the fair value of the hedging instrument is recognized in the same line of profit or loss as the change in the hedged item.

  •
  Cash flow hedges

        In relation to cash flow hedges, which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss.

        The gains or losses, which are recognized in other comprehensive income, are transferred to profit or loss in the same period in which the hedged transaction affects profit or loss.

        If the forecasted transaction results in the recognition on a non-financial asset or non-financial liability, the associated cumulative gain or loss is transferred from other comprehensive income to the underlying asset or liability on the transaction date.

  •
  Hedge of a net investment in a foreign operation

        The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income and is only reclassified to profit or loss on the disposal or partial disposal of the foreign operation.

Discontinuance of hedge accounting

        Hedge accounting is discontinued on a prospective basis when the hedge no longer meets the hedge accounting criteria (including when it becomes ineffective), when the hedge instrument is sold, terminated or exercised when, for cash flow hedges, the designation is revoked and the forecast transaction is no longer expected to occur. Where a forecasted transaction is no longer expected to occur, the cumulative gain or loss deferred in other comprehensive income is transferred to profit or loss.

        The financial instruments that are used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in either the fair value or cash flows of the related underlying exposures. Hedge ineffectiveness is recognized immediately in profit or loss.

        Refer to note 29 to the Group Annual Financial Statements, included elsewhere in this Annual Report for details of the fair value hedging relationships as well as the impact of the hedge on the pre-tax profit or loss for the period.

        Plantations.    Plantations are stated at fair value less estimated cost to sell at the harvesting stage.

        In arriving at plantation fair values, the key assumptions are estimated prices less cost of delivery, discount rates, and volume and growth estimations. All changes in fair value are recognised in the period in which they arise.

        The impact of changes in estimate prices, discount rates and, volume and growth assumptions may have on the calculated fair value and other key financial information on plantations is disclosed in note 10 to the Group Annual Financial Statements, included elsewhere in this Annual Report.

        Estimated prices less cost of delivery

        The Group uses a 12 quarter rolling historical average price to estimate the fair value of all immature timber and mature timber that is to be felled in more than 12 months from the reporting date. 12 quarters is considered a reasonable period of time after taking the length of the growth cycle of the plantations into account. Expected future price trends and recent market transactions involving comparable plantations are also considered in estimating fair value.

        Mature timber that is expected to be felled within 12 months from the end of the reporting period are valued using unadjusted current market prices. Such timber is expected to be used in the short term and consequently, current market prices are considered an appropriate reflection of fair value.

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

        Volume and growth estimations and cost assumptions

        The group focuses on good husbandry techniques which include ensuring that the rotation of plantations is met with adequate planting activities for future harvesting. The age threshold used for quantifying immature timber is dependent on the rotation period of the specific timber genus which varies between eight and eighteen years. In the southern African region, softwood less than eight years and hardwood less than five years are classified as immature timber.

        Trees are generally felled at the optimum age when ready for intended use. At the time the tree is felled it is taken out of plantations and accounted for under inventory and reported as depletion cost (fellings).

        Depletion costs include the fair value of timber felled, which is determined on the average method, plus amounts written off against standing timber to cover loss or damage caused by fire, disease and stunted growth. These costs are accounted for on a cost per ton allocation method multiplied by unadjusted current market prices. Tons are calculated using the projected growth to rotation age and are extrapolated to current age on a straight-line basis.

        The group has projected growth estimation over a period of 8 to 18 years per rotation. In deriving this estimate, the group established a long-term sample plot network which is representative of the species and sites on which trees are grown and the measured data from these permanent sample plots were used as input into the group's growth estimation. Periodic adjustments are made to existing models for new genetic material.

        The group directly manages plantations established on land that is either owned or leased from third parties. Indirectly managed plantations represent plantations established on land held by independent commercial farmers where Sappi provides technical advice on the growing and tendering of trees. The associated costs for managing the plantations are recognized as silviculture costs in cost of sales (see note 4.1 to the Group Annual Financial Statements, included elsewhere in this Annual Report).

        Pension plans and other post-retirement benefits.    Defined-benefit and defined-contribution plans have been established for eligible employees of the group, with the assets held in separate trustee-administered funds.

        The present value of the defined benefit obligations and related current service costs are calculated annually by independent actuaries using the projected unit credit method.

        These actuarial models use an attribution approach that generally spread individual events over the service lives of the employees in the plan. Examples of "events" are changes in actuarial assumptions such as discount rate, expected long-term rate of return on plan assets, and rate of compensation increases.

        Estimates and assumptions used in the actuarial models include the discount rate, return on assets, salary increases, healthcare cost trends, longevity and service lives of employees.

        The group's policy is to recognize actuarial gains and losses, which can arise from differences between expected and actual outcomes or changes in actuarial assumptions, in other comprehensive income. Any increase in the present value of plan liabilities expected to arise due to current service costs is charged to profit or loss.

        Gains or losses on the curtailment or settlement of a defined benefit plan are recognized in profit or loss when the group is demonstrably committed to the curtailment or settlement. Past service costs or credits are recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the vesting period of those benefits.

        The net liability recognized in the balance sheet represents the present value of the defined benefit obligation adjusted for unrecognized past service costs, reduced by the fair value of the plan assets. Where the calculation results in a benefit to the group, the recognized asset is limited to the net total of unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

        Refer to note 27 to the Group Annual Financial Statements, included elsewhere in this Annual Report for the key estimates, assumptions and other information on post-employment benefits applicable as at the end of September 2011.

        Provisions.    Provisions are recognized when the group has a legal or constructive obligation arising from past events that will probably be settled and can be measured reliably. Where the effect of discounting (time value) is material, provisions are discounted and the discount rate used is a pre-taxation rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

        The establishment and review of the provisions requires significant judgment by management as to whether or not there is a probable obligation and as to whether or not a reliable estimate can be made of the amount of the obligation.

        Environmental accruals are recorded based on current interpretation of environmental laws and regulations.

        Restructuring provisions.    Restructuring provisions are recognized when the group has developed a detailed formal plan for restructuring and has raised a valid expectation that it will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it.

        The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, and are recorded in other operating expenses within profit or loss.

        Environmental restoration and decommissioning obligations.    The group initially recognizes a liability for management's best present value estimate for costs expected to be incurred in dismantling and removing non-current assets when the group ceases operating at its production facilities. This liability is accreted over time and actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life-of-operation estimates and discount rates could affect the carrying amount of this liability.

        Due to the uncertainty in the timing of the closure of the group's production facilities, some of these obligations have an indeterminate settlement date, and the group believes that adequate information does not exist to apply an expected-present-value technique to estimate any such potential obligations. Accordingly, the group does not record a liability for such remediation until a decision is made that allows reasonable estimation of the timing of such remediation.

  Share-based payments.

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

  (iii)
  Broad-Based Black Economic Empowerment transaction

        The group accounts for the transaction in accordance with IFRS 2 and AC 503 and the fair value of the services rendered by employees in profit or loss as they are rendered during the service period.

        In accounting for the group's share-based payment transactions management uses estimates and assumptions to determine share-based payment expenses. Key inputs to this process include: the volatility of the group's share price, employee turnover rate and dividend pay-out rates which are used as necessary in determining the grant date fair value.

        Note 28 to the Group Annual Financial Statements, included elsewhere in this Annual Report, provides further detail on key estimates, assumptions and other information on share-based payments applicable as at the end of September 2011.

Adoption of accounting standards in the current year

        The following standards, interpretations and significant amendments or revisions to standards have been adopted by the group in the current year:

  Interpretations and amendments to IFRS

        The group adopted IFRIC 19, amendments to IFRS 1, IFRS 2, IAS 32 and various improvements to IFRSs in fiscal 2011. The adoption of these interpretations, amendments and improvements to standards did not have a material impact on the group's reported results or financial position.

        Accounting standards, interpretations and amendments to existing standards that are not yet effective

        The group has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on or after October 2011 or later periods. The group is currently evaluating the impact that the adoption of these IFRSs will have on its consolidated financial statements when they are adopted in the respective periods indicated. These new standards and their effective dates for the group's annual accounting periods are listed below:

  •
  IFRS 9 Financial Instruments—IFRS 9 introduces new requirements for classifying and measuring financial assets—September 2014;

  •
  IFRS 10 Consolidated Financial Statements—IFRS 10 specifies control as a single basis for consolidation for all entities, regardless of the nature of the investee—September 2014;

  •
  IFRS 11 Joint arrangements classifies joint arrangements as either joint operations or joint ventures and requires different treatment for these—September 2014;

  •
  IFRS 13 Fair value measurements establishes a single source of guidance for fair value measurements under IFRS—September 2014;

  •
  IAS 19 (Revised) Employee Benefits—IAS 19 (revised) requires the recognition of changes in the defined benefit obligation and in plan assets when those changes occur eliminating the corridor approach and accelerating the recognition of past service costs. Net interest is calculated by using high quality corporate bond yields—September 2014; and

  •
  IAS 28 Investments in Associates and Joint Ventures—amendment to conform changes based on the issuance of IFRS 10 and IFRS 11—September 2014.

        Amendments, revisions or issues of the following standards or interpretations which will only become mandatory for the group's consolidated financial statements on the dates indicated are not expected to have a material impact on the group's results or financial position:

  •
  IFRS 7 Financial Instruments: Disclosures. Transfers of financial assets—September 2012;

  •
  IFRS 12 Disclosure of interest in subsidiaries, joint arrangements and associates—September 2014;

  •
  IAS 1 Presentation of Financial Statements—Other Comprehensive Income—September 2013;

  •
  IAS 12 Deferred tax—Investment property measured at fair value—September 2013;

  •
  IAS 24 Related Party Disclosures—Revised definition of related parties—September 2012;

  •
  Amendments to IFRIC 14 IAS 19—the Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction—September 2012; and

  •
  Various improvements to IFRSs.

  Comparative figures

        Comparative figures are re-classified as necessary to afford a proper and more meaningful comparison of results as set out in the affected notes to the financial statements.

        The group adjusted note 25 to the financial statements. This adjustment only impacted the notes to the financial statements and therefore the group has disclosed two comparative periods for the affected note. Due to the fact that no changes were made to the fiscal 2010 and 2009 balance sheets, only one comparative period has been disclosed for the balance sheet.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The Articles of Association of Sappi Limited provide that the Board of Directors (the "Board") must consist of not less than four nor more than twenty Directors at any time. The Board currently consists of fifteen Directors.

        The business address for all of the Directors is 48 Ameshoff Street, Braamfontein, Johannesburg 2001, Republic of South Africa. The Directors are South African citizens except for Godefridus Beurskens (a Dutch citizen), Prof. Meyer Feldberg, James Healey and Karen Osar (United States citizens), Michael Fallon and Sir Nigel Rudd (British citizens) and Dr Rudolf Thummer (an Austrian citizen).

        Following the retirement of David Charles Brink and Dr Franklin Abraham Sonn effective on December 31, 2009, we appointed Nkateko Peter Mageza and Dr Rudolf Thummer as non-executive directors of the Board of Sappi Limited effective January 1, 2010 and February 1, 2010 respectively. Mohammed Valli Moosa was appointed as a non-executive director of the Sappi Limited Board during August 2010, while Helmut Claus-Jürgen Mamsch retired on December 31, 2010. Michael Fallon was appointed to the Board on September 01, 2011 and Godefridus Beurskens appointment became effective on October 01, 2011.

Non-executive directors

Daniël (Danie) Christiaan Cronjé (Chairman) Age : 65 Qualifications : B Com (Hons), MCom, DCom Nationality : South African Appointed : January 2008

Sappi board committee memberships
Human Resources and Transformation Committee (Chairman)
Nomination and Governance Committee (Chairman)
(Attends Audit Committee meetings and Compensation Committee meetings Ex Officio)

 Other board and organization memberships
Die Dagbreek Trust (Chairman)

 Skills, expertise and experience
Dr Cronjé retired in July 2007 as chairman of both ABSA Group Limited and ABSA Bank Limited (a leading South African Banking organization in which Barclays plc. obtained a majority share in 2005). Dr Cronjé had been with ABSA Group since 1975 and held various executive positions including group chief executive for 4 years and chairman for 10 years. Prior to that Dr Cronjé was lecturer in Money and Banking at Potchefstroom University.

Godefridus (Frits) Peter Franciscus Beurskens
(Independent)
Age: 64
 Qualifications:
BSc Mechanical Engineering, MSc Industrial Engineering and Management Science
 Nationality: Dutch
Appointed: October 2011

Other board and organization memberships
Smufit Kappa Group
A number of supervisory boards of companies

 Skills, expertise and experience
The Smurfit Kappa group is an almost €7-billion global leader in paper-based packaging. As president and chief executive officer of Kappa Packaging, prior to their merger with the Smurfit group, he oversaw the establishment of Kappa Packaging as a top performer and one of Europe's largest companies operating in the production, development and sale of containerboard, corrugated board, solid board packaging, graphic board and specialty board. He is a past chairman of CEPI (the Confederation of European Print Industries) and of ICCA (the International Corrugated Case Association). In December 2007, he was appointed by the Dutch Queen as officer in the Order of Oranje Nassau (Knighthood).
Michael (Mike) Anthony Fallon (Independent) Age: 53 Qualifications : BSc Hons (First Class) Nationality: British Appointed : September 2011

Other board and organization memberships
Nippon Sheet Glass Company Limited (NSG Group) (executive director)

 Skills, expertise and experience
Mr Fallon is President of NSG's global automotive division. With annual sales of around €6 billion the NSG Group is one of the world's largest manufacturers of glass and glazing products for the Building, Automotive and Specialty Glass sectors. His management and leadership experience extends across a wide range of functions from plant management, sales and marketing and supply chain to general management, including M&A experience. He has been a director and chairman of companies in the United Kingdom, New Zealand and Finland.

Professor Meyer Feldberg (Lead Independent Director) Age: 69 Qualifications: BA, MBA, PhD Nationality: American Appointed: March 2002

Sappi board committee memberships
Compensation Committee (Chairman)
Nomination and Governance Committee

 Other board and organization memberships
Columbia University Business School
Macy's, Inc.
Morgan Stanley (Senior Adviser)
New York City Ballet
New York City Global Partners (President)
PRIMEDIA, Inc.
Revlon, Inc.
UBS Global Asset Management
University of Cape Town Graduate School of Business (Advisory Board)

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

James (Jim) Edward Healey*
(Independent)
Age: 70
 Qualifications :
BSc (Public Accounting), Honorary Doctor (Commercial Science), Certified Public Accountant (USA)
 Nationality: American
 Appointed: July 2004
* Retiring at the end of December 2011

Sappi board committee memberships
Audit Committee
Human Resources and Transformation Committee
Sappi Fine Paper North America Audit Committee (Chairman)

 Skills, expertise and experience
He has held various senior financial positions in a career spanning 37 years. In 1995 Mr. Healey became vice president and treasurer of Bestfoods, formerly CPC International Inc. In 1997 he became executive vice president and chief financial officer of Nabisco Holdings Inc., one of the world's largest snack food manufacturers, a position from which he retired at the end of 2000.

Deenadayalen (Len) Konar (Independent) Age: 57 Qualifications: BCom, MAS, DCom, CA (SA) Nationality : South African Appointed : March 2002

Sappi board committee memberships
Audit Committee (Chairman)
Nomination and Governance Committee
 Other board and organization memberships
Exxaro Resources Limited (Chairman)
Illovo Sugar Limited
Lonmin plc.
JD Group Limited
Mustek Limited (Chairman)
Steinhoff International Holdings Limited (Chairman)

 Skills, expertise and experience
Previously professor and head of the department of Accountancy at the University of Durban-Westville, Dr. Konar is a member of the King Committee on Corporate Governance in South Africa and the SA Institute of Directors, past member and chairman of the external audit committee of the International Monetary Fund and member of the Safeguards Panel and Implementation Oversight Panel of the World Bank (Co-Chairman).
Nkateko Peter Mageza (Independent) Age: 57 Qualifications : FCCA (UK) Nationality : South African Appointed : January 2010

Sappi board committee memberships
Audit Committee
Human Resources and Transformation Committee
 Other board and organization memberships
Baird's Renaissance (Pty) Limited
Eqstra Holdings Limited (Chairman)
Clover Industries Limited
Ethos Private Equity (Pty) Limited
Rainbow Chickens Limited
Remgro Limited
MTN Group Limited

 Skills, expertise and experience
Mr. Mageza joined the Sappi Board after having held senior executive positions across a wide range of industries. He is a former Group Chief Operating Officer and executive director of ABSA Group Limited, Assistant General Manager at Nedcor Limited and Chief Executive Officer of Autonet, the Road Passenger and Freight Logistics Division of Transnet Limited.

John (Jock) David McKenzie (Independent) Age: 64 Qualifications : BSc Chemical Engineering (cum laude), MA Nationality : South African Appointed: September 2007

Sappi board committee memberships
Compensation Committee
Sustainability Committee (Chairman)
 Other board and organization memberships
Accelerate Cape Town (Chairman)
Coronation Fund Managers
University of Cape Town Foundation (Chairman)
WESGRO
Save the Children Fund (Cape)

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

Mohammed Valli (Valli) Moosa
Age: 54
 Qualifications:
BSc (Mathematics)
 Nationality : South African
 Appointed : August 2010*
* Mr. Moosa's appointment was subsequent to the BEE transaction implemented by Sappi in June 2010

Other board and organization memberships
Auditor-General's Advisory Committee (South Africa)
Anglo Platinum Limited (deputy chairperson and lead
Independent director)
Imperial Holdings Limited
Lereko Investments (Pty) Ltd and various other associate companies of Lereko Investments (Pty) Ltd
Real Africa Holdings Limited (Chairman)
Sanlam Limited
Sun International Limited (Chairman)

 Skills, expertise and experience
Mr. Moosa is currently the Deputy Chairman of Lereko Investments (Pty) Ltd, Sappi's Strategic Black Economic Empowerment partner. He has held numerous leadership positions across business, government, politics and civil society in South Africa. To name but a few, he was South African Minister of Environmental Affairs and Tourism; the President of the International Union for the Conservation of Nature; Chairman of the UN Commission for Sustainable Development, and he was a long serving National Executive Committee member of the African National Congress.

Karen Rohn Osar (Independent) Age: 62 Qualifications: MBA, Finance Nationality: American Appointed: May 2007

Sappi board committee memberships
Audit Committee

 Other board and organization memberships
Innophos Holdings, Inc. (also Chairperson of Audit Committee)
Webster Financial Corporation (also Chairperson of Audit Committee)

 Skills, expertise and experience
Ms. Osar was executive vice president and chief financial officer of speciality chemicals company Chemtura Corporation until her retirement in March 2007. Prior to that, she held various senior management and board positions in her career. She was vice president and treasurer for Tenneco, Inc. and also served as chief financial officer of Westvaco Corporation and as senior vice president and chief financial officer of the merged MeadWestvaco Corporation. Prior to those appointments she spent 19 years at JP Morgan and Company, becoming a managing director of the Investment Banking Group. She has chaired several external board audit committees.
Bridgette Radebe (Independent) Age: 51 Qualifications: BA (Pol Sc and Socio) Nationality: South African Appointed: May 2004

Sappi board committee memberships
Human Resources and Transformation Committee

 Other board and organization memberships
Mmakau Mining (Pty) Ltd (Executive Chairperson)
South African Mining Development Association (President)
New Africa Mining Fund (founder and Board Trustee)

 Skills, expertise and experience
Ms. Radebe was the first black South African deep level hard rock mining entrepreneur in the 1980s. She has more than a decade of experience in contract mining, mining construction and mining mergers and acquisitions. She is founder of Mmakau Mining which has investments in platinum, coal, chrome and gold mines as well as the business of shaft sinking. She participated in the design of the South African Mining Charter and present mining legislation.

Sir Anthony Nigel Russell Rudd (Independent) Age: 65 Qualifications: DL, Chartered Accountant Nationality: British Appointed: April 2006

Sappi board committee memberships
Compensation Committee
Nomination and Governance Committee

 Other board and organization memberships
BAA Limited (Chairman)
Barclays Wealth (Chairman of the UK & Ireland Private Bank Advisory Board)
Business Growth Fund (Chairman)
Cyden Limited (Chairman)
Invensys plc. (Chairman)

 Skills, expertise and experience
Sir Nigel Rudd has held various senior management and board positions in a career spanning more than 35 years. He founded Williams plc. in 1982 and the company went on to become one of the largest industrial holding companies in the United Kingdom. He was knighted by the Queen for services to the manufacturing industry in the UK in 1996 and holds honorary doctorates from Loughborough and Derby Universities. In 1995 he was awarded the Founding Societies Centenary Award by the Institute of Chartered Accountants. He is a Deputy Lieutenant of Derbyshire and a Freeman of the City of London.
Rudolf Thummer Age: 64 Qualifications: Dr Techn, Dipl-Ing Nationality: Austrian Appointed: February 2010

Sappi board committee memberships
Sustainability Committee

 Skills, expertise and experience
Dr Thummer joined the Sappi Board after having served many years in the pulp and paper industry. He joined Hannover Papier in 1979 (later purchased by Sappi) as Manager of Research and Development. In 1982, he became the Paper Mill Manager at Alfeld mill. In 1990 he was appointed Technical Director of Alfeld mill. In 1992, Dr Thummer became an Executive Board Member of the Hannover Papier Group, responsible for Manufacturing at the Alfeld and Ehingen mills. In 1998 he moved to Sappi Fine Paper Europe based in Brussels as Technical Director and Executive Board Member. He served as Group Head Technology of Sappi Limited from January 1, 2006 up to his retirement at the end of December 2007.

Executive directors

Roeloff (Ralph) Jacobus Boëttger Chief Executive Officer Age: 50 Qualifications: BAcc Hons, CA (SA) Nationality: South African Appointed: July 2007

Sappi board committee memberships
Sustainability Committee
Attends meetings of all other board committees by invitation

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
Mark Richard Thompson* Chief Financial Officer Age: 59 Qualifications: BCom, BAcc, LLB, CA (SA) Nationality: South African Appointed: August 2006 * Mr. Thompson retires in August 2012.

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

Senior Management

        Mark Gardner (56) BSc, President and Chief Executive Officer of Sappi Fine Paper North America

        Mr Gardner joined Sappi in 1981. Prior to accepting the position of President and Chief Executive Officer in 2007, Mr Gardner held the roles of Vice President Manufacturing and Vice President, Supply Chain. He has also worked in a variety of production management roles, including Production Manager at the Westbrook Mill, Paper Mill Manager at the Somerset Mill, Managing Director at the Muskegon Mill and Director of Engineering and Manufacturing Technology at the regional head office in Boston. Mr Gardner has received the TAPPI (Technical Association of the Pulp and Paper Industry)/PIMA (Paper Industry Management Association) 2009 Executive of the year award. The award is the highest recognition for leadership and management given by PIMA. He currently also serves on the board of directors of the American Forest & Paper Association and the NPTA Alliance.

        Robert Darsie Hope (59), BA (Hons) Economics, MRICS, Group Head Strategic Development

        Since joining Sappi in 1976, Mr. Hope has held a number of management roles including General Manager of Sappi Sawmills, Managing Director of Sappi Trading and is currently Group Head Strategic Development. Mr. Hope retires in June 2012.

        Andrea Rossi (58) BSc Eng. (Hons), C.Eng, Group Head Technology

        Mr Rossi joined Sappi in 1989. Prior to accepting the position of Group Head Technology, Mr Rossi held the roles of Project Director of the Sappi Saiccor Amakhulu Expansion project, Strategic Projects Director of Sappi Forest Products, Sappi Kraft Manufacturing Director, Managing Director Sappi Forests, General Manager Enstra mill, Project Director Enstra mill expansion, Project Manager for the Sappi Saiccor Mkomazi Expansion and Engineering Services Manager for Sappi Management Services.

        Lucia Adele Swartz (54) BA, Dip HR., Group Head Human Resources

        Ms Swartz joined Sappi in May 2002. Prior to joining Sappi she worked for the Seagram Spirits and Wine Group as Human Resources Director, Global Functions based in New York. She holds a BA in Psychology and Geography from the University of the Western Cape and a Diploma in Human Resources from the Peninsula Technikon.

        Alexander van Coller Thiel (50) BSc Mech Eng, MBA, Chief Executive Officer of Sappi Southern Africa

        Mr Thiel joined Sappi in December 1989 as the Executive Assistant to the Executive Chairman in Johannesburg. In April 1993, as part of Sappi's expansion into Europe, he moved to Brussels as the Administration Manager reporting to the Managing Director of Sappi Europe. With the creation of Sappi Fine Paper Europe he was appointed in February 1998 as Manager Marketing Intelligence, reporting to the Sales and Marketing Director. In January 2003, he became the Director Logistics, reporting to the Chief Executive Officer of Sappi Fine Paper Europe. He was appointed as Group Head Procurement, Sappi Limited in January 2008 and Integration Executive, in charge of the integration of the Acquired Business into Sappi operations, in September 2008. He led a project to redefine and implement Sappi's 'go-to-market' strategy in Europe from October 2009. Mr Thiel was appointed Chief Executive Officer of Sappi Southern Africa with effect from December 01, 2010.

        Berend (Berry) John Wiersum (56) MA, Chief Executive Officer of Sappi Fine Paper Europe

        Mr Wiersum joined Sappi in January 2007 as Chief Executive Officer Sappi Fine Paper Europe. Prior to joining Sappi, Mr Wiersum was a freelance mergers and acquisitions consultant for one year. He previously was Managing Director of Kappa Packaging and member of the management board in Eindhoven (The Netherlands) where he was responsible for overseeing over 90 packaging plants across Europe, Russia, the Mid East and North Africa. Mr Wiersum is Chairman of CEPI (Confederation of European Paper Industries) until the end of 2011.

Executive Officers

        The Executive Directors and the people listed as senior management above are the Executive Officers of Sappi.

Compensation

        The non-executive directors' fees are proposed by the Executive Committee and agreed by the Compensation Committee and approved by the Board, subject to final approval by shareholders.

        See notes 33 to 35 to our Group Annual Financial Statements contained elsewhere in this Annual Report for details, by director, on Directors' and Senior Management remuneration, Directors' service contracts, Directors' interests and Directors' participation in the Sappi Limited Share Incentive Trust and Sappi Limited Performance Share Incentive Trust.

        See note 30 to our Group Annual Financial Statements included elsewhere in this Annual Report for details of payments to senior management which is reflected under related party interests.

 Board Practices

        At every annual general meeting, as near as possible to, but not less than, one third of the directors (excluding any Executive director appointed after the conclusion of the preceding annual general meeting, the Chairman, the Chief Executive Officer and the Managing Director) are required to retire from office but are eligible for re-election. The directors to retire are those who have been longest in office since their last election, or as between directors who have been in office for an equal length of time since their last election, in the absence of agreement, determined by lot. In addition, the appointment of any director appointed since the last annual general meeting will be required to be confirmed. Any director so appointed will also retire at the meeting and be eligible for re-election.

        The following table sets forth the terms of office of the Directors.

Name	Start of term	Latest date of end of term
Godefridus Peter Franciscus Beurskens(1)	2011	2012
Roeloff Jacobus Boëttger	2008	2013
Daniël Christiaan Cronjé	2011	2014
Michael Anthony Fallon	2011	2012
Meyer Feldberg	2011	2012
James Edward Healey	2009	2011
Deenadayalen Konar	2010	2012
Nkateko Peter Mageza	2010	2012
John David McKenzie	2010	2012
Mohammed Valli Moosa	2011	2014
Karen Rohn Osar	2011	2014
Bridgette Radebe	2011	2014
Sir Nigel Anthony Russell Rudd	2010	2012
Mark Richard Thompson	2010	2013
Rudolf Thummer	2010	2013

(1)
Mr. Beurskens joined the board with effect from October 1, 2011.

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

        The Audit Committee consists of at least four independent non-executive directors of the Board (James Edward Healey, Deenadayalen Konar (Chairman), Nkateko Peter Mageza, and Karen Rohn Osar) and is directed by a specific mandate from the Board. The adequacy of the mandate is reviewed and reassessed annually. The Chairman of the Group attends Committee meetings ex-officio. The Audit Committee meets with senior management, which includes the Chief Executive Officer and the Chief Financial Officer, at least four times a year. The external and internal auditors attend these meetings and have unrestricted access to the Committee and its Chairman. The Audit Committee also meets at least once per year with the management Disclosure Committee. The external and internal auditors meet privately with the Audit Committee Chairman on a regular basis. The Audit Committee Chairman attends the annual general meeting. Deenadayalen Konar has been designated as the Audit Committee's financial expert.

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

Human Resources and Transformation Committee

        The Human Resources and Transformation Committee of the Board consists of four independent non-executive directors (Daniël Christiaan Cronjé, the chairman of the Group and of the Committee, James Edward Healey, Nkateko Peter Mageza and Bridgette Radebe). The responsibilities of the Committee are, among other things, to determine human resource policy and strategy. In addition the Committee oversees Transformation issues in South Africa.

Compensation Committee

        The Compensation Committee of the Board consists of three independent non-executive directors (Meyer Feldberg (Chairman), John "Jock" David McKenzie and Sir Nigel Rudd). The responsibilities of the Committee are mainly to determine the remuneration and incentives in respect of the Chief Executive Officer and those executives reporting directly to the Chief Executive Officer. The Chairman of the Group attends meetings of the Committee ex-officio.

Sustainability Committee

        The Sustainability Committee of the Board consists of an independent non-executive director, John "Jock" David McKenzie (Chairman), a non-executive director, Dr Rudolf Thummer, and the Chief Executive Officer, Mr Roëloff "Ralph" Jacobus Boëttger. The Committee's mandate is essentially to oversee the group's sustainability strategies.

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

        As Sappi is listed on the JSE Limited in Johannesburg, Sappi is required to comply with the King III Report on Corporate Governance for South Africa (King Report). Although there are differences between the King Report and the NYSE corporate governance rules, Sappi applies the principles of the King Report and has voluntarily adopted corporate governance practices that do not differ in any significant ways from the requirements of the NYSE corporate governance rules.

Employees

        The following table sets forth the number of employees as at the close of each fiscal year ended September.

	2011	2010	2009
Sappi Fine Paper North America	2,224	2,247	2,336
Sappi Fine Paper Europe	6,025	6,659	6,710
Sappi Southern Africa	6,378	6,446	7,142
Sappi Trading	149	148	154
Unallocated and eliminations	86	86	85

Total	14,862	15,586	16,427

Sappi Fine Paper North America

        Approximately 65% of employees are represented by eleven collective bargaining agreements with seven different unions. The majority of Sappi Fine Paper North America's hourly employees are represented by the United Steelworkers (USW) union. The labor contracts with the USW expire in May 2012, August 2013, and August 2014, respectively for the Cloquet, Somerset and Westbrook mills.

        Sappi Fine Paper North America has experienced no work stoppage in the past twenty years and believes that its relationship with its employees is satisfactory. In maintaining this relationship, we hope to reach agreements with our unions as contracts expire. In the event that an agreement cannot be reached with any of the unions and a prolonged work stoppage ensues, curtailment of output could negatively impact our business.

Sappi Fine Paper Europe

        A substantial number of Sappi Fine Paper Europe employees are represented by trade unions.

        Sappi Fine Paper Europe is subject to industry-wide collective agreements that are in place with trade unions in Germany, Finland, Austria and Belgium and which relate to its employees in each of the relevant mills. At our mills in The Netherlands, Sappi Fine Paper Europe has entered into shop-floor agreements with the respective trade unions. Although we have in the past and may in the future experience work stoppages and other labor conflicts, overall labor relations have been stable in Europe.

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

        During fiscal 2011, we announced and implemented the closure of our Biberist Mill in Switzerland affecting approximately 550 employees. In addition, as a result of the mill closure, we have reduced our central services headcount by approximately 100 positions across Europe.

        In the last fiscal quarter of 2011, we announced that over 300 positions will potentially be made redundant across all our manufacturing sites.

        There were no work stoppages across our European organization except for the combined seven-day work stoppage of our white-collar population at Kirkniemi Mill in the context of the Finnish country-wide white-collar collective labor agreement negotiations.

Southern Africa

        48% of Sappi Southern Africa permanent employees are represented by trade unions. The pulp and paper industry experienced a three week wage strike in July 2011 which impacted our production and shipment capabilities, culminating in a loss of turnover and resulting in overall costs to Sappi of approximately US$20 million. The strike was resolved upon reaching consensus on an 8% wage increase to all unionized employees. The Swaziland Agricultural Plantation Workers Union declared two disputes regarding the Usutu Mill retrenchments which took place during 2005 and 2010. The Swazi High Court found in favor of Usutu with regard to the 2005 dispute, and the Union thereafter filed appeal papers relating to this decision. However, the Union does not currently appear to be proceeding with either the appeal or the dispute relating to the 2010 retrenchments.

        Our Health and Wellness Programme includes health risk assessments, counseling services, a comprehensive HIV/AIDS programme, medical aid and strategic business alliances. The HIV/AIDS programme has now advanced to a position where more than 50% of employees check their HIV status every year supported by voluntary counseling and testing ("VCT") ensuring that we achieve early diagnosis of HIV infection and timely access to care. The 2011 voluntary study was conducted in southern African operations and the results indicated that the infection rate is approximately 14.7% versus the South African workforce prevalence of 19.2%. Interventions in place are proving to be effective and there has been a recorded reduction of mortality rate from 1.12% in 2005 to 0.47% in 2010.

        The Employment Equity Act (No. 55 of 1998) requires certain employers to implement affirmative action measures designed to ensure that suitably qualified persons from previously disadvantaged groups have equal opportunities and are equitably represented in the workforce. In complying with the Act, Sappi Southern African has developed the Transformation Charter which is a strategy document aimed at driving transformation and supports the Employment Equity initiatives. The 2011/2014 Employment Equity Plan was submitted to the Department of Labour in July 2011 and the Employment Equity report will be submitted in January 2012 as per the Department of Labour schedule.

        The Skills Development Act, Skills Development Levies Act and the South African Qualifications Authorities Act (No. 58 of 1995), including amendments to the latter, have continued to receive significant attention during the fiscal 2011. Equity forums established under the Employment Equity Act are mandated to serve as Learning Forums, and their constitutions, roles and responsibilities continue to be encouraged. A skills levy of 1%, specified in accordance with the Skills Development Levies Act, was paid via Internal Revenue to the Fibre Processing and Manufacturing Sectorial Education Authority ("FPM SETA").

        In the context of our new strategy, the South African restructuring process commenced in July 2011 in order to improve Sappi Southern Africa's competitiveness and financial position. In connection with the restructuring it is envisaged that approximately 1,000 employees have been or will be affected and ultimately be retrenched. In addition, a hub functional structure has been adopted with the aim of reducing duplication of activities, inefficiencies and high overheads and the Adamas mill closure was successfully completed in August 2011 in line with the strategy. The restructuring is expected to be completed by March 2012.

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

        The JSE Limited (Johannesburg Stock Exchange) amended Schedule 14 of its Listings Requirements in its entirety. As a result the Sappi Limited Share Incentive Trust revised its rules in fiscal 2009 to comply with the new Schedule 14. The main change for the Scheme is the limitation of Trustees and Sappi Limited Board of Directors' discretionary powers relating to prospective Scheme share issues to its participants. Other minor amendments to the rules were also made to comply with the new requirements. The JSE has approved the revised Sappi Limited Share Incentive Trust rules. The revised rules are effective in January 2011. See "Item 19—Exhibits—Exhibit 4.1" for the Sappi Limited Share Incentive Trust rules as approved by the Company and the JSE.

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

        The JSE Limited (Johannesburg Stock Exchange) amended Schedule 14 of its Listings Requirements in its entirety. As a result the Sappi Limited Performance Share Incentive Trust revised its rules in fiscal 2009 to comply with the new Schedule 14. The main change for the Plan is the limitation of Trustees and Sappi Limited Board of Directors' discretionary powers relating to prospective plan conditional share awards to its participants. Other minor amendments to the rules were also made to comply with the new requirements. The JSE has approved the revised Sappi Limited Performance Share Incentive Trust rules. The revised rules are effective in January 2011. See "Item 19—Exhibits—Exhibit 4.14" for the Sappi Limited Performance Share Incentive Trust rules as approved by the Company and the JSE.

        For a detailed description of the Sappi Limited Share Incentive Trust and the Sappi Limited Performance Share Incentive Trust see Note 28 to our Group Annual Financial Statements included elsewhere in this Annual Report.

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

Directors and Senior Management

        At the end of fiscal 2011, certain Directors and Senior Management of Sappi had been granted an aggregate of 226,600 Share Options, 81,400 Allocation Shares and 2,783,400 Performance Shares. None of the Directors and Senior Management of Sappi holds more than 1% of our issued share capital. See notes 33 to 35 to our Group Annual Financial Statements contained elsewhere in this Annual Report for details individually by director and for senior management, of participation in the Sappi Limited Share Incentive Trust and the Sappi Limited Performance Share Incentive Trust.

        The director Mr M V Moosa is the Deputy Chairman of Lereko Investments (Pty) Ltd and holds 31.8% of Lereko Investments. Lereko Investments holds 1,971,693 Sappi Limited shares as part of the BEE transaction.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information with respect to the ownership of the ordinary shares, R1.00 par value, of Sappi Limited by the shareholders of record of Sappi Limited as of September 30, 2011, holding 5% or more of the outstanding ordinary shares. There have been no significant changes in percentage of ownership by any major shareholder during fiscal 2011, 2010 and 2009.

Name of Registered Holder	Number of Shares	Percentage
Nedcor Bank Nominees Limited(1)	145,966,068	28.0
First National Nominees (Proprietary) Limited(1)	133,108,767	25.6
Standard Bank Nominees (Transvaal) (Proprietary) Limited(1)(2)	127,269,282	24.5
ABSA Nominees (Proprietary) Limited(1)	58,665,322	11.3
Public Investment Commissioner (PIC)	54,926,586	10.6
All Directors and Executive Officers as a Group	994,783	0.19

(1)
The registered holders have advised us that they hold shares for numerous clients.

(2)
Includes all the ADS shares which are held through the Standard Bank Nominees (Transvaal) (Proprietary) Limited.

        The authorized share capital of Sappi Limited consisted of 325,000,000 Ordinary Shares as of September 28, 2008, was increased to 1,325,000,000 on November 4, 2008, and was subsequently reduced to 725,000,000 on March 2, 2009. On April 29, 2010, the authorized share capital was increased by 19,961,476 "A" Ordinary Shares with a par value of ZAR1.00 per "A" Ordinary Share. The "A" Ordinary Shares rank pari passu with the ordinary shares in all respects except for dividend entitlements where the "A" Ordinary Shares are entitled to 50% of the dividends payable on the ordinary shares.

        On June 11, 2010 Sappi issued 4,328,359 Ordinary Shares and 19,961,476 "A" Ordinary Shares, as part of the BEE transaction. See "—Related Party Transactions" and Notes 17 and 28 of our Group Annual Financial Statements contained elsewhere in this Annual Report for details relating to the BEE transaction.

        As of September 30, 2011, the issued Ordinary Share capital consisted of 541,446,223 Ordinary Shares, of which 20,981,431 Ordinary Shares are held in treasury. The remaining 520,464,792 issued Ordinary Shares have full voting rights. The issued "A" Ordinary Share capital consisted of 19,961,476 "A" Ordinary Shares, issued as part of the BEE transaction. The issued "A" Ordinary Shares are treated as treasury shares as the share trusts owning such shares are considered special purpose entities under IFRS. The "A" Ordinary treasury shares differ from the 20,981,431 Ordinary Shares held in treasury, in that the A" Ordinary treasury shares have full voting rights. The Ordinary Shares are listed shares, whilst the "A" Ordinary shares are unlisted shares. The "A" Ordinary Shares have the potential to convert into Ordinary Shares in 2019. See "—Related Party Transactions" for a summary of the conversion into Ordinary Shares.

        It is common in South Africa for shares to be held through nominees. As of September 30, 2011, the four largest ordinary share, shareholders of record (all of which are nominees) owned approximately 89.3% of the shares. We believe that, as of September 30, 2011, based on registered addresses and disclosure by nominee companies, 18% of our shares were held beneficially in North America, 71% of our shares were held beneficially in South Africa and 11% of our shares were held beneficially in Europe and elsewhere, excluding the shares owned by our subsidiaries.

        On September 30, 2011, there were 38 registered holders of ADSs holding 8,813,363 ADSs, representing 1.7% of our issued share capital.

        Pursuant to the Companies Amendment Act Number 37 of 1999, where securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interest in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every three-month period to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and price of securities issued by that issuer held on behalf of each such person. We have authorized JP Morgan Cazenove to conduct a monthly investigation into the beneficial ownership of Sappi Limited shares including those in nominee holdings. All beneficial holdings are investigated to determine whether there are any shareholders who hold 5% or more of our shares and these investigations have as of September 30, 2011, revealed the following beneficial holders of more than 5% of the issued share capital of Sappi Limited:

Name of Shareholder	Number of Shares	Percentage
Public Investment Commissioner (South Africa)	54,926,586	10.6

        Further, as a result of these investigations, we have ascertained that some of the shares registered in the names of the nominee holders are managed by various fund managers and that, as of September 30, 2011, the following fund managers were responsible for 5% or more of the issued share capital of Sappi Limited.

Name of Fund Manager	Number of Shares Managed	Percentage
Allan Gray Investment Council (South Africa)	115,574,509	22.2
Investec Asset Management (South Africa)	62,469,821	12.0
Capital Group Companies Inc.	36,773,804	7.1
Coronation Fund Managers (South Africa)	33,963,164	6.5
Old Mutual Investment Group (South Africa)	32,621,615	6.3

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

        In November and December 2008, Sappi conducted a renounceable rights offer of 286,886,270 new ordinary shares of ZAR1.00 each to qualifying Sappi shareholders recorded in the shareholders register at the close of business on Friday November 21, 2008, at a subscription price of ZAR20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The rights offer was fully subscribed and the shareholders received their shares on December 15, 2008. The rights offer raised ZAR5,815,184,693 (approximately US$575 million) which was used to partially finance the Acquisition and related costs.

        On December 31, 2008, a €32 million equivalent in ZAR portion of the Acquisition consideration was funded through the issue of 11,159,702 ordinary shares of Sappi Limited to M-real Corporation (the "Consideration Shares"), with the actual number of such Consideration Shares having been determined based on the average weighted closing price of the shares and certain adjustments in respect of the rights offering and other anti-dilutive protections.

 Related Party Transactions

        For information on related party transactions, see note 30 to our Group Annual Financial Statements contained elsewhere in this Annual Report.

        In June 2010, Sappi completed a Broad Based Black Economic Empowerment ("BEE") transaction (the "BEE Transaction"). The South African government has through the years promulgated various pieces of legislation to increase the participation of Historically Disadvantaged South Africans ("HDSAs") in the South African economy and, through BEE legislation, formalized the country's approach in this regard. See "Item 5—Operating and Financial Review and Prospects—South African Economic and Political Environment".

        In April 2006 Sappi announced a BEE transaction (the "Plantation BEE Transaction") with Lereko Property Company (Proprietary) Limited ("LPC"), a BEE company set up to house a consortium consisting of Lereko Investments (Proprietary) Limited, AMB Capital Limited and Malibongwe Women Development Trust (collectively, the "Strategic Partners"), pursuant to which LPC acquired a 25% undivided share in Sappi's South African plantation land, excluding the value of the plantations, owned by Sappi and/or Sappi Southern Africa (Pty) Ltd (previously Sappi Manufacturing), coupled with the right to develop the land not utilized for forestry operations. Sappi Southern Africa retained the right of use over all the land under the underlying arrangements. As part of the Plantation BEE Transaction, 30% of LPC was set aside for the benefit of certain categories of Sappi's South African employees, who did not participate in any Sappi share incentive scheme. The balance of the shareholding in LPC was held by Lereko Investments (46.19%), Malibongwe (10.14%) and AMB Capital (13.67%).

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

        Sappi views BEE as a key requirement for sustainable growth and social development in South Africa. The BEE Transaction enabled Sappi to meet its BEE targets in respect of BEE equity ownership. The BEE Transaction, comprised two distinct parts. The first part entailed the issue of ordinary shares to the Strategic Partners and the Sappi employees who were to be participants in the Plantation BEE Transaction, as part of the unwinding of the rights from that transaction. The second part consisted of the creation and issuance of a new class of unlisted equity shares referred to as "A" Ordinary shares. The "A" Ordinary shares were issued at their par value of ZAR1.00 to a trust for the benefit of certain Sappi employees including HDSAs (the "ESOP Trust"), a trust for the benefit of certain Sappi managers that are HDSAs (the "MSOP Trust") and a trust for the benefit of tree growers and communities surrounding the major mills and/or plantations operated by Sappi in South Africa (the "Sappi Foundation Trust", and together with the ESOP Trust and the MSOP Trust, the "BEE Trusts"). The issuance of the "A" Ordinary shares was financed through notional non-interest bearing loans extended by Sappi to the BEE Trusts. The BEE Transaction resulted in the BEE Trusts and the Strategic Partners holding, collectively, ordinary and "A" Ordinary shares equivalent to 4.5% of the share capital of Sappi Limited, which corresponds to an effective 30% interest in Sappi's South African business under the Forestry Charter and BEE legislation in general.

Post transaction shareholding structure

        The total value of the BEE Transaction, based on the 30 day volume weighted average price (VWAP) of Sappi's ordinary shares as at Friday February 5, 2010 of ZAR33.50 amounted to approximately ZAR814 million (US$115 million). As part of the BEE transaction, Sappi issued an aggregate of approximately 24.3 million shares, comprising approximately 4.3 million Ordinary shares and approximately 20 million "A" Ordinary shares. The value of their shareholding in LPC attributable to the Strategic Partners is ZAR102.1 million and the value of the South African employees' 30% entitlement in LPC, which will be held through the ESOP Trust, is ZAR42.9 million.

        The "A" Ordinary shares rank pari passu with and have the same rights and obligations attached as the ordinary shares in all respects except for dividend entitlements where the "A" Ordinary shares are entitled to 50% of the dividends payable on the ordinary shares. The "A" Ordinary shares have the same voting rights as ordinary shares but are not listed on the JSE.

        Sappi will have the option to repurchase a number of "A" Ordinary Shares at the end of the Transaction in August 2019. The number of "A" Ordinary Shares Sappi may be entitled to repurchase will be calculated according to a repurchase formula set forth in Article No. 38 of Sappi's Articles of Association. The number of any "A" Ordinary Shares that Sappi may elect to buy back in August 2019 will depend on the price performance of the Ordinary Shares over the period of the Transaction with the remaining "A" Ordinary Shares being distributed to the beneficiaries of the BEE Trusts (or, in the case of the Sappi Foundation Trust, continued to be held by such trust) and converted into Ordinary Shares. See "Item 10—Additional Information—Memorandum and Articles of Association—Share Capital" for a description of the "A" ordinary shares.

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

North America

        On June 29, 2009, the Commissioner of the Department of Inland Fisheries and Wildlife, State of Maine (the "Commissioner"), issued a decision requiring Sappi Fine Paper North America to install a fish passage at the Cumberland Mills dam associated with the Westbrook mill, the most downriver dam on the Presumpscot River. Pursuant to a final order issued by the Commissioner, construction of the fish passage must be completed by May 1, 2013. Costs associated with construction and related engineering of this fish passage are estimated to be approximately US$4 million to US$5 million. Fish passage at the next dam upstream, the Saccarappa hydrofacility, must be operational two years after the Cumberland Mills dam fish passage is completed, during the spring of 2015. Installation of the Cumberland Mills dam fish passage may also trigger, over a period of approximately ten years, the obligation to install fish passages for at least some of Sappi Fine Paper North America's other upstream hydrofacilities as well, to allow natural fish migration and thus promote the restoration of native species to the river. The total cost of all fish passages associated with Sappi's dams along the Presumpscot River is estimated to be in the range of approximately US$18 million to US$28 million, which includes costs expected to be incurred in the next several years for the fish passage on the Cumberland Mills dam and Saccarappa hydrofacility as well as estimated costs for upstream fish passages which may be incurred in the future. Because construction of additional fish passages depends on several future contingencies, including the results of data gathering on fish populations in the river, we do not know the precise timing for incurring related future costs, assuming such obligations are triggered.

South Africa

        The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. This process is expected to continue for many years. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues. There are currently 66 open land claims against us, of which 42 are in Mpumalanga, and 24 are in KwaZulu-Natal. Fourteen of the claims in KwaZulu-Natal are in the process of being settled. The remaining claims have not been finalized and are still under discussion and investigation by the Regional Land Claims Commissioner.

Dividends

        We consider dividends on an annual basis. Taking into account the macroeconomic and global financial market conditions, our performance in fiscal 2011 as well as our priority to reduce indebtedness and preserve liquidity, the Board of Directors decided not to declare a dividend for fiscals 2011, 2010 and 2009 respectively.

        Our ability to pay dividends is restricted by the terms of the Revolving Credit Facility and the 2014 Bonds, 2018 Bonds and 2021 Bonds. Under the Revolving Credit Facility, we cannot declare or pay any cash dividends in, among others, the following circumstances:

  (a)
  an event of default has occurred and is continuing;

  (b)
  the aggregate amount of such dividends would exceed 100% of the net aggregate profits of the Group (after adjusting for special items and the tax effects thereon);

  (c)
  the ratio of net debt to EBITDA calculated on a pro-forma basis exceeds 4.00:1.

        Under the 2014 Bonds, 2018 Bonds and 2021 Bonds, we are restricted from making restricted payments (which term includes cash dividend payments) except if:

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

        The restrictions summarized above are subject to various exceptions, certain of which are significant. Terms used above have the meaning ascribed to them in the relevant agreements. For the full terms of the restrictions on dividend distributions and exceptions thereto, see "Item 19—Exhibits—Exhibit 4.10, Exhibit 4.12, Exhibit 4.13, Exhibit 4.18, Exhibit 4.19, Exhibit 4.20 and Exhibit 4.21".

        Under the South African Companies Act any distribution, including dividends, is subject to the Company meeting the solvency and liquidity requirements of the Act. Holders of American Depositary Receipts (ADRs) on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the Deposit Agreement among us, The Bank of New York Mellon and the ADR holders (the "Deposit Agreement"). There is no restriction under South African exchange control regulations on the free transferability of cash dividends to non-resident shareholders or ADS holders (provided the necessary endorsements are obtained). See "Item 10—Additional Information—Exchange Controls".

        We are not currently obliged to withhold any form of tax on dividends paid to non-residents of South Africa. South African companies pay Secondary Tax on Companies ("STC") at the flat rate of 10% in respect of the amount of dividends declared by the company less certain dividends which accrue to the company during its relevant "dividend cycle". STC is to be replaced with a dividend withholding tax ("DWT") with effect from April 01, 2012. The DWT will be imposed on the shareholder and not on the company and it will be levied on the shareholder at a rate of 10%, subject to a reduction in terms of an applicable Double Taxation Agreement. In contrast to STC, the new DWT is a tax on the shareholder, although it will be collected as a withholding tax by the company paying a dividend, which implies that Sappi Limited will incur the obligation to withhold the DWT.

Significant Changes

        Except as otherwise disclosed in this Annual Report, no significant change has occurred in our financial position since October 02, 2011.

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

        In November and December 2008, Sappi conducted a renounceable rights offer of 286,886,270 new ordinary shares of ZAR1.00 each to qualifying Sappi shareholders recorded in the shareholders register at the close of business on Friday November 21, 2008, at a subscription price of ZAR20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The rights offer was fully subscribed and the shareholders received their shares on December 15, 2008. The rights offer raised ZAR5,815,184,693 (approximately US$575 million) which was used to partly finance the Acquisition and related costs.

	Shares		ADSs
	High(1)	Low(1)	High(1)	Low(1)
	(SA cents per share)		(US$ per ADS)
Annual highs and lows
Fiscal 2011	3,962	2,107	5.95	2.92
Fiscal 2010	3,792	2,539	5.14	3.27
Fiscal 2009	5,403	1,290	6.41	1.24
Fiscal 2008	7,661	4,700	9.98	5.72
Fiscal 2007	8,824	6,263	12.24	7.88
Quarterly highs and lows
2011
Fourth quarter	3,506	2,107	5.18	2.92
Third quarter	3,725	3,323	5.53	4.84
Second quarter	3,920	3,320	5.49	4.58
First quarter	3,962	3,265	5.95	4.80
2010
Fourth quarter	3,685	2,877	5.14	3.70
Third quarter	3,275	2,633	4.54	3.27
Second quarter	3,792	2,875	5.08	3.74
First quarter	3,700	2,539	4.91	3.40
Monthly highs and lows
2011
October	2,471	2,225	3.20	2.68
September	2,724	2,385	3.78	2.92
August	3,099	2,107	4.54	3.33
July	3,509	2,942	5.19	4.35
June	3,682	3,379	5.45	4.90
May	3,693	3,323	5.45	4.96

(1)
Historical share prices shown in the table above have been adjusted where applicable by 1.58 (an adjustment factor) for the effect of the issuance of 286,886,270 new ordinary shares of ZAR1.00 each, at a subscription price of ZAR 20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The adjustment factor applied to historical share prices was based on the theoretical ex-rights price ("TERP") calculation explained below.

TERP is the [(Number of new shares multiplied by the Subscription price) plus the (Number of shares held multiplied by the Ex-dividend share price)] all divided by the (Number of new shares plus the number of shares held prior to the rights offer).

The adjustment factor of 1.58 is calculated using the Pre-announcement price divided by the TERP.

        On December 02, 2011, the closing price for our shares on the JSE was 2,309 SA cents per share and the closing price of the ADSs on the NYSE was US$2.81 per ADS.

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

        The market capitalization of South African equity securities was R6,384.6 billion as at September 30, 2011. The actual float available for public trading is significantly smaller than the aggregate market capitalization because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization at the end of the period) was 50.6% for the 12 months ended September 30, 2011. As of the end of September 2011, there were 411 listed companies on the JSE.

        Following the introduction of the FTSE/JSE free float indices, the FTSE/JSE All Share Index includes those companies that make up the top 77% of the total market capitalization of all companies listed on the JSE. The three main sectors in the market are Resources, Financials and Industrials. As of September 30, 2011, the All Share Index included 166 companies. The Resources Index, Industrials Index and Financials Index included 21, 97 and 48 companies respectively, and accounted for approximately 27%, 35% and 16% respectively, of the total market capitalization of the JSE.

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

ITEM 10.    ADDITIONAL INFORMATION

Memorandum and Articles of Association

        The following description is a summary of various provisions of the Memorandum ("Memorandum") and Articles of Association ("Articles") of Sappi Limited, the South African Companies Act No. 71 of 2008, as amended, (the "Companies Act") and the listings requirements of the JSE, which does not purport to be complete and is qualified in its entirety by reference to all of the provisions of those sources. The Companies Act came into effect on May 01, 2011. From May 01, 2011 Sappi's Memorandum and Articles will be referred to as the Memorandum of Incorporation.

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

        The remuneration of the Directors for their services as such shall be determined from time to time by a general meeting, save that in the discretion of the Board, there may in each year be paid out of the funds of Sappi Limited to, and divided among, the Directors who have held office during the year in respect of which the remuneration is to be paid, a sum, by way of remuneration for their services as Directors, not exceeding US$500,000, which remuneration shall be paid in such proportions as shall be determined by the Directors or a majority of them. If any Director is required to perform extra services or reside abroad or is otherwise specially occupied about Sappi Limited's business, he is entitled to receive remuneration to be fixed by the Directors (either in addition to, or in substitution for, the aforementioned remuneration). The Directors shall be paid all their traveling and other expenses properly and necessarily expended by them in and about the business of Sappi Limited. In terms of the Companies Act a company may pay remuneration to its directors for their service as directors only in accordance with a special resolution approved by the shareholders within the previous two years.

        The Directors may exercise all the powers of Sappi Limited to borrow money and to mortgage or charge its undertaking and property or any part thereof and to issue debentures, which may be issued at par, at a discount or at a premium, and other securities. The borrowings will be restricted so that, except with the previous sanction of an ordinary resolution of Sappi Limited in general meeting, the aggregate principal amount outstanding of all moneys borrowed by Sappi Limited and/or any of its subsidiaries will not at any time exceed an amount equal to 2.5 times the aggregate of the nominal amount of the issued share capital of Sappi Limited and the total of the amounts standing to the credit of the combined capital and revenue reserve accounts of Sappi Limited and its subsidiaries (including any share premium account, capital redemption reserve fund and retained surplus after deducting the amounts of any debit balance in the income statement but excluding sums set aside for taxation and amounts attributable to outside shareholders in subsidiaries), as shown in the latest consolidated balance sheet, adjusted as may be necessary in respect of any variation in the share premium account of Sappi Limited since the date of the latest audited balance sheet. The Companies Act provides that the board may authorize the company to provide direct or indirect financial assistance (which includes lending money, guaranteeing a loan or other obligation in securing a new debt or obligation) to a related or inter-related company or corporation, provided that such authorization shall be made pursuant to a special resolution of the shareholders adopted within the previous two years.

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

Secretary

        The Companies Act requires the directors of each public company to appoint a secretary who is permanently resident in South Africa, and who, in the opinion of the directors, has the requisite knowledge and experience to carry out the duties of a secretary of a public company. In terms of the Companies Act a juristic person (legal entity) or partnership may be appointed to hold office of the company secretary, provided that no employee of that juristic person who provides company secretary services must be disqualified in terms of the Companies Act to be a director and at least one employee of that juristic person satisfies the requirements of the Companies Act in regard to having the requisite knowledge and experience in relevant law and permanent residency of South Africa.

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

Disclosure of Interest in Shares

        The Companies Act requires the disclosure of beneficial interests in the outstanding shares of a company. The Companies Act obliges the registered shareholder to disclose the identity of the person on whose behalf that security is held and the identity of each person with a beneficial interest in the security so held, the number and class of securities held for each such person with beneficial interest and the extent of each such beneficial interest, within 5 (five) business days of the end of every month during which any change to such information has occurred. Moreover, an issuer of securities may, by notice in writing, require a person who is a registered shareholder of, or whom the issuer knows or has reasonable cause to believe to have a beneficial interest in, a security issued by the issuer, to confirm or deny whether or not such person holds that beneficial interest and, if the security is held for another person, the person to whom the request is made is obliged to disclose to the issuer the identity of the person on whose behalf a security is held. The addressee of the notice may also be required to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. All issuers of securities are obliged to establish and maintain a register of the disclosures described above and to publish in their annual financial statements a list of the persons who hold beneficial interests equal to or in excess of 5% of the total number of securities of that class issued by the issuer together with the extent of those beneficial interests.

Register of Shareholders

        Sappi Limited keeps a register of Shareholders in South Africa. Sappi Limited may keep a branch share register in any foreign country, subject to the approval of the South African Reserve Bank.

Share Capital

        As at September 2011 the authorized and issued share capital of Sappi was as follows:

        Authorized:

  725,000,000 ordinary shares of ZAR1.00 each and 19,961,476 "A" Ordinary shares of ZAR1.00 each for an authorized share capital of ZAR744,961,476

        Issued:

  541,446,223 ordinary shares of ZAR1.00 each and 19,961,476 "A" Ordinary shares for an issued share capital of US$69 million

  Share premium US$1,361 million

        The authorized ordinary share capital was increased during fiscal 2010 by 19,961,476 "A" ordinary shares with a par value of ZAR1.00 per share as part of Sappi's 2010 BEE Transaction. The issued ordinary share capital increased during fiscal 2010 to its current numbers with the issue of 4,328,359 ordinary shares and 19,961,476 "A" ordinary shares as part of Sappi's 2010 BEE Transaction.

        All our ordinary shares in issue rank pari passu with each other and are fully paid and not subject to calls for additional payments of any kind. Trading in our ordinary shares has been dematerialized under the terms of the STRATE initiative of the JSE, and the provisions of sections 52 and 53 of the Companies Act relating to uncertificated securities apply in respect of those shares which have been dematerialized.

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

        For financial reporting purposes the "A" Ordinary Shares are treated as treasury shares, as to the BEE Trusts owning such shares. These are considered special purpose entities under IFRS and therefore will not be included in the calculation of the Company's salient financial ratios such as basic earnings per share.

        For further details of the BEE Transaction see "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions"and for further information on the resolution authorizing the change in the Company's Articles of Association relating to the "A" Ordinary Shares and the repurchase formula for the "A" Ordinary Shares, see "Item 19—Exhibits 1.1 and 1.3".

        The ADSs trade on the NYSE. The rights of holders of ADSs are governed by the Deposit Agreement pursuant to which the ADSs are issued and such rights differ in certain respects from the rights of holders of ordinary shares.

Dividends

        In terms of the Articles, Sappi Limited in a general meeting or the Board may, from time to time, declare a dividend to be paid to the registered holders of shares (the "Shareholders") in proportion to the number of ordinary shares held by them. No dividend on ordinary shares will bear interest. Dividends are declared payable to Shareholders registered as such on a date subsequent to the date of the declaration of the dividend as determined by the Board. This date may not be less than 14 days after the date of the publication of the announcement of the declaration of the dividend.

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

        In terms of the Companies Act any distribution to shareholders must be authorized by a resolution of the board of the company. In addition no distribution may be made unless it reasonably appears that the company will satisfy the "solvency and liquidity test" immediately after completing the proposed distribution and the board of the company, by resolution, has acknowledged that it has applied the solvency and liquidity test as set out in section 4 of the Companies Act and reasonably concluded that the company will satisfy the solvency and liquidity test immediately after completing the proposed distribution.

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

Issue of Additional Shares and Pre-emption Rights

        Subject to the provisions of the Companies Act and the listings requirements of the JSE, the Board may issue unissued shares.

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

        In terms of the Companies Act, despite anything to the contrary in a company's Memorandum of Incorporation every share issued by a company has associated with it an irrevocable right of the shareholder to vote on any proposal to amend the preferences, rights, limitations and other terms associated with that share. If the Memorandum of Incorporation of a company has been amended to materially and adversely alter the preferences, rights, limitations or other terms of a class of shares, any holder of those shares has an appraisal right and is entitled to the relief in terms of section 164 of the Companies Act if that shareholder notified the company in advance of the intention to oppose the resolution to amend the Memorandum of Incorporation and was present at the meeting and voted against that resolution.

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

Share Repurchases and Capital Reductions

        Subject to the provisions of the Companies Act and the listings requirements of the JSE, Sappi Limited may with the prior approval of a special resolution of its shareholders in general meeting:

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

        Subject to the provisions of the Companies Act, Sappi Limited may from time to time:

  •
  increase, consolidate, sub-divide or cancel all or any part of its capital;

  •
  convert any of its shares, whether issued or not, into shares of another class;

  •
  convert all or any of its paid-up shares into stock and re-convert such stock into paid-up shares; or

  •
  convert any shares having a par value into shares having no par value and vice versa.

Rights of Non-controlling Interest Shareholders and Fiduciary Duties

        Majority shareholders of South African companies have no fiduciary obligations under South African common law to minority shareholders. However, under the Companies Act, a shareholder may, under certain circumstances, seek relief from the court if he has been unfairly prejudiced by the company. The provisions in the Companies Act are designed to provide relief for oppressed shareholders without necessarily overruling the majority's decision. The Companies Act affords a dissenting shareholder, who objects to certain proposed corporate action, the right to demand payment by the company of the "fair value" of the shares held by that shareholder. However, this right must be exercised in compliance with the various procedural requirements set out in the Companies Act. There may also be common law personal actions available to a shareholder of a company. The fiduciary obligations of Directors may differ from those in the United States and certain other countries. In South Africa, the common law imposes on Directors a duty to act with care and skill and a fiduciary duty to conduct the company's affairs in the best interests of the company. The Companies Act has to a large extent codified the common law duties of Directors by setting out standards against which the conduct of Directors must be assessed and in some instances has developed these duties. The Companies Act also introduces the so-called "business judgment rule" which provides a Director with a defense in relation to an alleged breach of his statutory duties. While Directors owe their duties to the company, the Companies Act provides a mechanism by which any person may claim for any loss or damage suffered as a result of a contravention of any provision of the Companies Act by any other person (such as a Director).

General Meetings of Shareholders

        Sappi Limited is obliged to hold an annual general meeting once every calendar year and within fifteen months after the date of the last preceding annual general meeting of Sappi Limited. The Board may, whenever it thinks fit, convene a general meeting and must do so on the request of Shareholders holding at the date of request not less than 10% of the voting rights entitled to be exercised in relation to the matter proposed to be considered at the meeting.

        Sappi Limited is required by law to deliver a notice of each shareholders meeting in the prescribed manner and form to all of the shareholders of the Company at least 15 business days before the meeting is to begin.

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

        No business may be transacted at any general meeting unless the requisite quorum is present when the meeting proceeds to business. The quorum for the passing of resolutions is Shareholders holding in the aggregate at least 25% of the all voting rights entitled to vote at the meeting, present in person or by proxy. In addition three Shareholders must be present in person for a meeting to begin. If within ten minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, will be dissolved and, in all other cases, will stand adjourned to the same day in the next week, or if that be a public holiday, the next business day, at the same time and place. At the adjourned meeting, those Shareholders who are present or represented thereat shall constitute a quorum.

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

        The annual consolidated financial statements of Sappi Limited must, in conformity with International Financial Reporting Standards, fairly present the state of affairs and business of Sappi Limited and all its consolidated subsidiaries at the end of the fiscal year concerned and the profit or loss of Sappi Limited and all its consolidated subsidiaries for that fiscal year.

Transfer of Shares

        All ordinary shares are free from any restriction under the Articles on the right to transfer. A Shareholder who holds his shares in dematerialized form will have an account with a Central Securities Depository Participant. Transfer of ownership of such shares will be effected by debiting the account from which transfer is effected and crediting the account to which transfer is effected. The transferor will be deemed to remain the holder of the shares until the name of the transferee is entered in the share register or relevant sub register of Sappi Limited in respect of these shares. Only Shareholders that have handed in their paper share certificates have an account with a Central Securities Depository Participant. Under the rules of the JSE, Shareholders cannot sell their shares on the JSE until the shares have been dematerialized.

Rights of Shareholders

        There are no limitations in the Memorandum or Articles and general limitations under South African law on the right of Shareholders to hold or exercise voting rights attaching to any ordinary shares in Sappi Limited.

Changes in Control

        Any person acquiring shares of Sappi will (in addition to any regulatory and legal requirements outside South Africa) need to comply with the following to the extent applicable. Various transactions including, without limitation, those which result in a person or a group of persons acting in concert holding shares entitling the holder or holders to exercise or cause to be exercised 35% or more of the voting rights at meetings of Sappi Shareholders and those transactions entailing a disposal of the whole or substantially the whole of the undertaking of Sappi Limited or the whole or the greater part of its assets will be subject to the Takeover Regulations which are regulated by the Takeover Regulation Panel. The Takeover Regulations impose various obligations in such circumstances including the requirement of an offer to minority shareholders. A transaction will be subject to the approval of the competition authorities under the Competition Act No. 89 of 1998, as amended (the "Competition Act") if it results in the acquisition of "control", as defined in the Competition Act, and otherwise falls within the scope of the Competition Act. The Competition Act prevents a transaction falling within its scope from being implemented without the required approvals. To the extent applicable, the transaction will be subject to the listings requirements of the JSE.

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

South African Companies Act, 2008

        A new Companies Act, the Companies Act 71 of 2008, as amended, (the "Act"), was promulgated in April 2009 and became effective on May 01, 2011. The Act replaced the previous Companies Act, 1973 (as amended), in its entirety.

        The aims and purposes of the Act, are to provide for, inter alia, the incorporation, registration, capitalization, organization and management of profit, and not-for-profit, companies; to define the relationships between companies and their respective shareholders or members and directors; to provide for equitable and efficient mergers, amalgamations and takeovers of companies, and for efficient rescue of financially distressed companies; to provide appropriate legal redress for investors and third parties with respect to companies; to establish a commission and a takeover regulation panel to administer the requirements of the Act with respect to companies, and a Companies Tribunal to facilitate alternative dispute resolution and to review decisions of the commission and the takeover regulation panel, and a Financial Reporting Standards Council ("FRSC") to advise on requirements for financial record keeping and reporting by companies and to repeal the existing Companies Act and to provide for incidental matters.

        The Act introduced a number of new requirements that public companies, such as Sappi, need to comply with. In addition to the accountability requirements applicable to all companies, as set out in the Act, public companies are required to comply with additional and more onerous accountability requirements. These include inter alia:

  (a)
  the appointment of a company secretary, who must have the requisite knowledge of, or experience with, relevant laws and who must be a permanent resident of South Africa;

  (b)
  the appointment, at its annual general meeting, of an auditor who must, in the opinion of the company's audit committee, be 'independent' of the company. The same individual is prohibited, from serving as the auditor (or designated auditor, as the case may be) for more than five consecutive years. An individual who has served as designate auditor and whose appointment endures for two or more consecutive years and then terminates are prohibited from being appointed as the auditors of that company again for a period of at least two further fiscal years;

  (c)
  the appointment, at every annual general meeting of an audit committee, which must comprise of at least three members who are independent directors of the company and who will be required to comply with minimum qualification requirements as prescribed by the Minister of Trade and Industry, from time to time. The main functions of the audit committee are, inter alia, to: nominate for appointment the auditor of the company, who in the opinion of the committee, is 'independent' of the company; determine the auditor's fees and terms of engagement and to make submissions to the company's Board concerning the company's accounting policies, financial control, records and reporting;

  (d)
  the appointment of a social and ethics committee, which must comprise at least three directors or prescribed officers, at least one whom must be a non-executive director. The functions of the social and ethics committee include: to monitor the company's activities with regard to social and economic development, good corporate citizenship and the environment.

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

Material Contracts

        On April 14, 2011, Sappi Papier Holding GmbH ("SPH"), issued €250 million 6.625% Senior Secured Notes due 2018 (the "2018 Notes") and US$350 million 6.625% Senior Secured Notes due 2021 (the "2021 Notes", and together with the 2018 Notes, the "Notes"). The interest on the Notes is payable semi-annually on April 15 and October 15 of each year, commencing on October 15, 2011. The 2018 Notes and the 2021 Notes mature on April 15, 2018 and April 15, 2021, respectively. SPH may on any one or more occasions redeem all or part of the 2018 Notes and/or 2021 Notes, as the case may be, at a redemption price varying based on the period during which the redemption occurs (prior to April 15, 2015, on or after April 15, 2015, on or after April 15, 2017 with respect to the 2018 Notes and prior to April 15, 2016, on or after April 15, 2016, on or after April 15, 2019 with respect to the 2021 Notes), plus accrued and unpaid interest, if any, to the date of redemption, subject to the rights of holders of the Notes on the relevant record date to receive interest due on the relevant interest payment date. Sappi has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the Notes. The Notes are jointly and severally guaranteed on a senior basis by Sappi Limited and certain other subsidiaries of Sappi Limited. The Notes are secured, together with certain other indebtedness of the Group, by first-priority security interests, subject to permitted collateral liens, over certain assets of SPH, Sappi Limited and the other subsidiary guarantors. The security interests are subject to limitations under applicable laws and may be released under certain circumstances. SPH has also agreed to observe certain covenants with respect to the Notes including limitations on dividend distributions and other payments, indebtedness, asset sales, liens, guarantees and on mergers and consolidations. In case of a change of control (including, among others, if all or substantially all of the properties or assets of Sappi Limited and certain of its subsidiaries taken as a whole are sold, transferred or otherwise disposed of, or if any person acquires the majority of voting power of Sappi Limited), holders of the Notes have the right to require the Issuer to repurchase all or any part of their Notes in cash for a value equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest, if any, on the Notes repurchased to the date of purchase, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date. The offering of the Notes, which are listed on the Luxembourg Stock Exchange, was not registered under the Securities Act or any United States state securities laws. The Notes were offered and sold within the United States only to qualified institutional buyers as defined in Rule 144A under the Securities Act and to non-United States persons outside the United States in reliance on Regulation S under the Securities Act. For further information, see note 20 to our Group Annual Financial Statements included elsewhere in this Annual Report; "Item 5—Operating and Financial Review and Prospects"; and "Item 19—Exhibits".

        On April 28, 2011, SPH and Sappi International S.A., as borrowers, amended and restated the existing revolving credit facility dated August 27, 2009. The amended and restated revolving credit facility is an amount of €350 million of borrowing availability in euro, US dollars, Swiss francs or any other currency which is readily available and freely convertible into euro and has been approved by the lenders. The commitments under the amended and restated Revolving Credit Facility terminate on March 28, 2016. This facility was arranged by J.P. Morgan Limited, Citibank, N.A. London Branch, Credit Agricole Corporate and Investment Bank, The Royal Bank of Scotland NV (Belgium) Branch, UniCredit Bank Austria AG, and KBC Bank NV with J.P. Morgan Europe Limited acting as agent and security agent for a syndicate of financial institutions. The amended and restated revolving credit facility is guaranteed by Sappi Limited, SPH, Sappi International S.A. and certain other subsidiaries of SPH, and is secured, together with certain other indebtedness of the Group, by first-priority security interests over certain assets of Sappi Limited, SPH and the other subsidiary guarantors. The funding margin is determined by a rating grid (1.65% at BBB/Baa2 or above, 1.95% at BBB-/Baa3, 2.25% at BB+/Ba1, 2.875% at BB/Ba2, 3.75% at BB-/Ba3 and 4.75% at B+/B1 or lower) and, based on the current credit rating, provides for a margin of 2.875% per annum over Euribor or Libor, depending on the currency of the loan and the level of utilization. The borrowers are also obligated to pay a commitment fee equal to 40% of the then applicable margin on the undrawn and uncancelled amount of the amended and restated revolving credit facility and a utilization fee of 0.25% per annum (if the utilization is between 25% and 50%) or 0.50% per annum (if the utilization is greater than 50%) on the amount of the amended and restated revolving credit facility that is used. This facility is to be used for general corporate purposes and was undrawn at the end of September 2011. The amended and restated revolving credit facility contains (i) an interest coverage covenant (2.00 to 1 for all quarters ending from March 2011 to December 2013, 2.25 to 1 for all quarters ending from March 2014 to June 2014 and 2.50 to 1 for quarters ending September 2014 to June 2016) (ii) a leverage covenant (4.50 to 1 for all quarters ending March 2011 to December 2013, 4.25 to 1 for all quarters ending from March 2014 to June 2014, 4.00 to 1 for all quarters ending September 2014 to December 2014 and 3.75 to 1 for all quarters ending March 2015 to June 2016) and (iii) a covenant with respect to the percentage of net debt to total capitalization (65%), in each case measured at the Sappi Limited consolidated level. Subject in each case to certain customary exceptions and materiality thresholds, the amended and restated revolving credit facility contains customary negative covenants and restrictions, including (among others) restrictions on dividend distributions, the granting of security, incurrence of indebtedness, the provision of loans and guarantees, a change of business of the Group, acquisitions or participations in joint ventures and mergers and disposals. In addition, in case any person acquires more than 35% of the voting rights of Sappi Limited or in case of a sale of all or substantially all of the assets of the Group, the commitments of the lenders under the amended and restated revolving credit facility will be cancelled and all outstanding borrowings, together with accrued interest and all other amounts accrued, immediately become due and payable. For further information, see note 20 to our Group Annual Financial Statements included elsewhere in this Annual Report; "Item 5—Operating and Financial Review and Prospects"; and "Item 19—Exhibits".

        On August 25, 2011, Sappi Trading, Sappi Fine Paper Europe and Sappi Fine Paper North America entered a new, three-year, €360 million trade receivables securitization program arranged by UniCredit Bank and funded through UniCredit Bank's Arabella Finance Limited conduit to replace their prior trade receivables securitization program. Under the new program, eligible receivables are sold on a non-recourse basis by SPH (the "Austrian USD Seller"), Sappi Lanaken NV (the "Belgian Seller"), Sappi Deutschland GmbH (the "German USD Seller"), and Sappi NA Finance LLC (the "U.S. Seller") to Elektra Purchase No. 29 Limited (the "Purchaser") under various purchase agreements. Pursuant to corresponding servicing agreements, Sappi entities act as servicers to administer, collect and enforce the receivables purchased under the various purchase agreements. The Austrian USD Receivables Purchase Agreement among, inter alia, the Austrian USD Seller, the Purchaser, and Sappi International SA (the "Master Servicer"); the Belgian Receivables Purchase Agreement among, inter alia, the Belgian Seller, the Purchaser, and the Master Servicer; the German USD Receivables Purchase Agreement among, inter alia, the German USD Seller, the Purchaser and the Master Servicer; the US Purchase and Contribution Agreement among S.D. Warren Company and the US Seller; and the US Receivables Purchase Agreement among, inter alia, the US Seller, S.D. Warren Company, the Purchaser and the Master Servicer, were all entered on August 12, 2011 and set forth the terms pursuant to which receivables are sold on a non-recourse basis to the Purchaser. Under the purchase agreements, the sellers have agreed to observe certain covenants, including a limitation on creating liens on any receivables. The Austrian USD Servicing Agreement among, inter alia, Sappi Trading Hong Kong Limited, the Austrian Seller, the Purchaser, and the Master Servicer; the Belgian Servicing Agreement among, inter alia, the Belgian Seller, the Purchaser, and the Master Servicer; the German USD Servicing Agreement among, inter alia, the German USD Seller, Sappi Trading Hong Kong Limited, the Purchaser and the Master Servicer; and the US Servicing Agreement among, inter alia, the US Seller, S.D. Warren Company, the Purchaser and the Master Servicer, were all entered on August 12, 2011 and govern how the receivables are administered, collected and enforced under the facility. The Incorporated Terms Memorandum provides defined terms and other various schedules for the transaction documents under the receivables securitization facility, including the purchase agreements and servicing agreements. SPH has guaranteed the performance by the sellers of their respective obligations under the receivables purchase agreements and the performance by the servicers and the Master Servicer of their respective obligations under the servicing agreements, pursuant to the Performance Guarantee entered on August 12, 2011 with the Purchaser. The trade receivables securitization program matures on August 24, 2014, unless it is terminated earlier. In case of a change of control (which occurs upon the failure of Sappi Limited and its wholly owned subsidiaries to beneficially own at least 65% of the capital stock of or control all sellers, servicers, the Master Servicer and SPH or the failure of S.D. Warren Company to own 100% of or control the US Seller), the facility could be terminated. A termination event could also occur if certain credit rating downgrades occur for Sappi Limited or if Sappi Limited fails to maintain certain financial ratios, including ratios for consolidated Net Debt to EBITDA, EBITDA to Consolidated Net Interest Expense, and Net Debt to Total Capitalization. For further information, see notes 16 and 20 to our Group Annual Financial Statements included elsewhere in this Annual Report; "Item 5—Operating and Financial Review and Prospects"; and "Item 19—Exhibits".

 Exchange Controls

Introduction

        South African residents are subject to exchange controls in terms of the Exchange Control Regulations, issued under the Currency and Exchanges Act, 1933 (the "Regulations").

        The Financial Surveillance Department ("FSD") of the South African Reserve Bank (previously known as the Exchange Control Department) is responsible for the day-to-day administration of exchange controls.

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

        For example, in his February 2011 Budget Speech, the Minister of Finance stated that South Africa must develop a coherent, harmonized policy framework to regulate cross-border direct investment. A discussion document titled "A review framework for cross-border direct investment in South Africa" was released for public comment during February 2011. The period for comments closed on August 31, 2011 and no further announcements in this regard have been released to date.

        The Minister subsequently announced further steps in the liberalization of exchange controls, in his Medium Term Budget Policy Statement on October 25, 2011 ("MTBPS 2011").

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

        Some of the more salient exchange control rules regarding South African corporations are as follows:

        South African companies with a satisfactory business track record may in terms of the foreign direct investment dispensation expand their business offshore under certain conditions. Authorized Dealers may consider and approve an application for such a foreign investment up to an amount of

ZAR500 million per calendar year. The criteria in this regard were relaxed by the MTBPS 2011, by inter alia:

  •
  allowing South African companies to make bona fide new outward foreign direct investments outside the current line of business of the applicant company;

  •
  withdrawing the prohibition on the transfer of additional working capital funding in respect of investments below ZAR500 million per applicant company per calendar year; and

  •
  relaxing the so-called "loop structure" provisions for South African companies, by allowing South African companies to acquire from 10% to 20% equity and/or voting rights in a foreign target entity, which may hold investments and/or make loans into any CMA country.

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

        Authorized dealers in foreign exchange may, against the production of suitable documentary evidence, provide forward cover to South African residents in respect of fixed and ascertained foreign exchange commitments covering the movement of goods. As a further administrative reform in the MTBPS 2011, Authorized Dealers may now allow South African corporates to take up forward cover of up to 75% of budgeted import commitments or export accruals in respect of the forthcoming financial year without referring the application to the FSD.

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

South Africa

        The following discussion represents the views of Bowman Gilfillan Inc., one of our South African counsels.

  General

        The discussion below summarizes the pertinent South African tax consequences for shareholders of Sappi Limited as well as for holders of American Depository Receipts ADRs listed on the New York Stock Exchange.

        Shareholders of a South African company could be subject to the following types of taxes:

  •
  income tax imposed in terms of the Income Tax Act No. 58 of 1962 ("the ITA"); or

  •
  capital gains tax ("CGT") imposed in terms of the Eighth Schedule to the ITA ("the Eighth Schedule");and

  •
  Securities Transfer Tax ("STT") as provided for in the Securities Transfer Tax Act No. 25 of 2007.

        A further tax which may be relevant to a shareholder is Secondary Tax on Companies ("STC"), which is imposed in terms of the ITA on a company in respect of dividends declared. STC is to be replaced with a dividend withholding tax ("DWT") with effect from April 01, 2012.

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

        The shares issued by a South African resident company would generally be regarded as South African assets, even if the shares may be listed on a foreign stock exchange. Therefore, the sale of such an asset may generate South African source income. However, the concept of "source" is not defined and the factual circumstances determine the location of the source of income.

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

        South Africa and the United States concluded a DTA in 1997 ("the US DTA"). In terms of the US DTA, an individual may become a South African resident if he or she became ordinarily resident in South Africa, subject to the tie-breaker rules under Article 4 of the US DTA. A company may be resident in South Africa if it was incorporated or effectively managed in South Africa, subject to the tie-breaker rule. In terms of the tie-breaker rule of the US DTA, a company that is a resident of both South Africa and the United States will be deemed to be a resident of the country in which it is incorporated.

  STC

        STC is imposed on South African resident companies at a flat rate of 10% in respect of the net amount of dividends declared by such company. As mentioned above, STC is due to be replaced by the DWT on April 01, 2012.

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

  Withholding Tax on Dividends

        Sappi Limited is not currently obliged to withhold any form of tax on dividends paid to any shareholders, including non-residents of South Africa. Instead, Sappi is required to pay STC as mentioned above. However, STC will be replaced by the DWT with effect from April 01, 2012. DWT will be levied on the shareholders at a rate of 10%.

        In contrast to STC, the new DWT is a tax on the shareholder, although it will be collected as a withholding tax by the company paying a dividend, which implies that Sappi Limited will incur the obligation to withhold the DWT.

        Unlike STC, the DWT rate may be reduced in terms of the provisions of a DTA, if applicable. A number of DTAs until recently provided for the reduction of tax on dividends to 0%. The Government has been renegotiating the relevant articles of these DTAs over the last few years. Therefore, all the renegotiated DTAs should provide for a reduction to 5%, typically if a company resident in the other contracting state holds at least 10% of the capital of the South African company.

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

        For purposes of the DWT, a "dividend" will essentially constitute any amount transferred to a shareholder in relation to a share to the extent that it does not constitute a reduction of "contributed tax capital". The term "contributed tax capital" is defined to comprise the stated capital or share capital and share premium of a company immediately before January 01, 2011, excluding certain amounts that constitute capitalized profits that did not give rise to a dividend, plus the consideration received by or accrued to the company on the issues of shares on or after January 01, 2011.

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

United States

Introduction

        This section, which represents the views of Cravath, Swaine & Moore LLP, our United States counsel, summarizes the material United States Federal income tax consequences to holders of our ordinary shares and ADSs as of the date of this Annual Report. The summary applies to you only if you hold our ordinary shares or ADSs, as applicable, as a capital asset for tax purposes (that is, for investment purposes). The summary does not cover United States' state or local or non-United States law. This summary is based in part upon representations of the Depositary made to Sappi and the assumption that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms. In addition, this summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

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

  •
  a United States holder (as defined below) whose functional currency for tax purposes is not the US dollar;

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

        Distributions.    Subject to the discussion of "passive foreign investment companies" below, the gross amount of any distribution (other than in liquidation), including the fair market value of all distributions of ordinary shares whenever a holder may elect to receive cash distributions in lieu of ordinary share distributions, that you receive with respect to our ordinary shares or ADSs (before reduction for South African income tax, if any, withheld from such distributions) generally will be included in your gross income on the day on which you, in the case where you own ordinary shares, or the Depositary, in the case where you own ADSs, receive the distribution. This distribution will be taxed to you as a dividend (that is, ordinary income) to the extent such distribution does not exceed our current or accumulated earnings and profits, as calculated for United States Federal income tax purposes ("E&P"). Dividends received by an individual United States holder during taxable years before 2013 should be considered "qualified dividend income" and will generally be taxed at a maximum rate of 15%, provided certain holding period requirements and other conditions are satisfied. Dividends received by an individual United States holder for taxable years after 2012 will be subject to tax at ordinary income rates, absent legislative action fixing a different rate. To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our ordinary shares or ADSs, as applicable, and will be applied against and reduce such basis dollar-for-dollar (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such ordinary shares or ADSs). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our ordinary shares or ADSs, as applicable. See "—Sale or Other Disposition of Company Ordinary Shares and ADSs", below. Because we are not a United States corporation, no dividends-received deduction will be allowed to a corporate United States holder with respect to dividends paid by us.

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

  •
  long-term capital gains recognized by individual United States holders during taxable years before 2013 will generally be taxed at a maximum rate of 15%;

  •
  any gain or loss will generally be treated as having a United States source for United States foreign tax credit purposes; and

  •
  your ability to deduct capital losses (if any) is subject to limitations.

        If you are a cash basis United States holder who receives foreign currency (e.g. Rand) in connection with a sale or other taxable disposition of our ordinary shares or ADSs, as applicable, the amount realized will be based on the US dollar value of the foreign currency received with respect to such ordinary shares or ADSs, as determined on the settlement date of such sale or other taxable disposition.

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

        South African securities transfer tax will be payable on a subsequent registration of transfer of ordinary shares. See "- South Africa—Duty on the Shares". STT will not be a creditable tax for United States foreign tax credit purposes, but will generally be deductible. In the case of an individual United States holder, such deduction will be subject to specified limits on the deductibility of investment expenses.

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

Documents on Display

        Sappi Limited files periodic reports and other information with the SEC. You may read and copy any document that Sappi Limited files with the SEC on the SEC's website, www.sec.gov, or at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 (in the United States) or at +1 202 942 8088 (outside the United States) for further information on the operation of its public reference room.

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

        See note 29 to our Group Annual Financial Statements included elsewhere in this Annual Report.

Other Risks

  •
  Plantation risk. We are exposed to fair value fluctuations on plantations, as well as to fire, hazardous weather, disease and other damages to our plantations. See "Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates"

  •
  Discount rates. We are exposed to the discount rate fluctuations in the calculation of post-employment benefit liabilities. See "Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates".

        For additional descriptions of these risks, see notes 2, 10, 16, 20, 27 to our Group Annual Financial Statements included elsewhere in this Annual Report.

Commodity Price Risk

        The selling prices of the majority of products manufactured and purchase prices of many raw materials used generally fluctuate in line with commodity cycles. Prices of chemical cellulose generally follow those of paper pulp, although the cycle is generally less volatile. As a result, the sale of chemical cellulose also tends to act as a natural hedge for paper pulp. Our total pulp production capacity is approximately 104% of our total pulp requirements. However, there are differences between the types of pulp required in our paper making operations and the grades of pulp we produce, as well as regional differences. We are therefore a buyer as well as a seller of paper pulp. For a description of our level of pulp integration, see "Item 4—Information on the Company—Business Overview", "Item 4—Information on the Company—Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Southern Africa". Despite our present relatively high level of pulp integration on a Group-wide basis, in the event of significant increases in the prices of pulp on a Group-wide basis, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins. For a description of our markets see "Item 5—Operating and Financial Review and Prospects—Markets"

        We are exposed to commodity price risk from price volatility and threats to security of supply of our raw materials and other inputs to the production process. A combination of contract and spot deals are used to manage price volatility and contain supply costs. Contracts are limited to the Group's own use requirements. For details on commodity price deals see note 29 to our Group Annual Financial Statements included elsewhere in this Annual Report; and for a description of our supply requirements see "Item 4—Information on the Company—Supply Requirements".

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

        ADR holders are required to pay the depositary amounts in respect of expenses incurred by the depositary on behalf of ADR holders, including expenses arising from taxes or other governmental charges, cable, telex and facsimile transmission, or conversion of foreign currency into US dollars.

        ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below:

Depositary service	Fee payable by ADR holders
Execution and delivery of ADRs, including in connection with share distributions	Up to US$5.00 per 100 ADSs (or portion thereof)
Surrender of ADRs and withdrawal of shares underlying ADSs	Up to US$5.00 per 100 ADSs (or portion thereof)
Cash distributions other than distributions of cash dividends	Not in excess of US$0.02 per ADS (or portion thereof)
Registration for the transfer of shares	Registration or transfer fees that may from time to time be in effect

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

Direct and Indirect Payments by the Depositary to Us

        The depositary has agreed to reimburse us annually for certain expenses we incur in connection with the administration and maintenance of our ADR facility, including, but not limited to, investor relations expenses, the annual NYSE listing fees or any other program related expenses. The depositary has also agreed to waive certain depositary fees that would otherwise be payable by us, including its basic administration charge for the ADR facility and its fees for certain other services available to us or ADR holders, and to pay all its standard out-of-pocket administrative, maintenance and shareholder services expenses for providing services to ADR holders. The amount of expenses for which the depositary will reimburse us is subject to an annual cap agreed between us and the depositary. In fiscal 2011, we received a payment of US$353,272 (fiscal 2010: US$712,712 for the period from August 2007 to July 2009) from the depositary as reimbursement for our expenses incurred in connection with the ADR facility.

 PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        For information on our dividend policy see "Item 8—Financial Information—Dividends".

ITEM 15.    CONTROLS AND PROCEDURES

(a)   Disclosure Controls and Procedures

        As of the end of the period covered by this report (the "Evaluation Date") Sappi's management (with the participation of its Chief Executive Officer and Chief Financial Officer), conducted an evaluation pursuant to Rule 13a-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, Sappi's Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, such disclosure controls and procedures (which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Sappi in the reports it files or submits under the Exchange Act is accumulated and communicated to Sappi's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure) were effective to provide reasonable assurance that information required to be disclosed by Sappi in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

        As of September 2011, we conducted an assessment of the effectiveness of Sappi's internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

        Based on this assessment, we determined that Sappi's internal control over financial reporting as of September 2011 is effective. We also determined that there were no material weaknesses as of this date.

        The registered public accounting firm that audited the financial statements has issued an attestation report on the effectiveness of Sappi's internal control over financial reporting. This report appears below.

(c)   Attestation Report of the Independent Registered Public Accounting Firm

To the board of directors and shareholders of Sappi Limited

        We have audited the internal controls over financial reporting of Sappi Limited and its subsidiaries (the "Company") as of September 2011 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the group financial statements as of and for the year ended September 2011 of the Company and our report dated December 15, 2011 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche
December 15, 2011
Johannesburg, South Africa

(d)   Changes in Internal Control over Financial Reporting

        There were no changes in our internal control over financial reports that occurred during the reporting period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        The Board has determined that Dr Deenadayalen Konar qualifies as an audit committee financial expert on the Audit Committee of Sappi Limited. The Board determined that Dr Konar acquired the required attributes by way of education, practical experience, practice as a registered accountant and auditor, and participation as a member of the audit committees of significant entities that have applied International Financial Reporting Standards. See "Item 6—Directors, Senior Management and Employees—Directors and Senior Management" for a description of Dr Konar's background and relevant experience. Dr Konar is an independent Non-Executive Director of Sappi.

ITEM 16B.    CODE OF ETHICS

        We have adopted the Sappi Code of Ethics (the "Code") that applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer and Group Financial Manager (such officers, collectively, the "senior officers"). We believe the Code constitutes a "code of ethics" as defined in Item 16B of Form 20-F.

        See "Item 19—Exhibits—11.2 Sappi Limited Code of Ethics". The Code of Ethics can be found on the Sappi Limited website, at www.sappi.com. Hard copies are available on written request. The information on our website does not form part of this Annual Report and is not incorporated by reference herein.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Principal independent auditor fees paid for fiscal 2011 and 2010 were as follows:

	2011	2010
	(US$ millions)
Audit Fees(1)	6	7
Tax Fees(2)	1	1
Other
Refinancing related services	1	—

	8	8

(1)
Audit fees consist of fees related to the audit or review of the Group's financial statements.

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

        During fiscal 2011 no Sappi Limited share repurchases were made.

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

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT.

        Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

        As Sappi is listed on the JSE Limited in Johannesburg, Sappi is required to comply with the King III Report on Corporate Governance for South Africa (King Report). Although there are differences between the King Report and the NYSE corporate governance rules, Sappi applies the principles of the King Report and has voluntarily adopted corporate governance practices that do not differ in any significant ways from the requirements of the NYSE corporate governance rules. See "Item 6—Directors, Senior Management and Employees—Corporate Governance".

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

ITEM 19.    EXHIBITS

1.1	Memorandum and Articles of Association of Sappi Limited, as amended and restated on April 29, 2010. Incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 13, 2010.
1.3
Special Resolution number 2 of Sappi Limited dated April 29, 2010 pursuant to the South African Companies Act, inserting a new Article 38 containing the rights and privileges attaching to the "A" Ordinary Shares to be created in terms of special resolution number 1. Incorporated by reference to Exhibit 1.3 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 13, 2010.
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
2.5
Special and Ordinary Resolutions of Sappi Limited dated April 29, 2010: a) The creation of "A" Ordinary Shares; b) Authority for specific repurchase; c) Authority for Financial Assistance and d) Specific issue of shares for cash. Incorporated by reference to Exhibit 2.5 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 13, 2010.
2.6	Long-term debt instruments not exceeding 10% of our total assets. Sappi Limited undertakes to provide the Securities and Exchange Commission with copies upon request.
2.9
Special Resolution of Sappi Limited dated March 2, 2009 pursuant to the South African Companies Act, decreasing the authorized share capital of Sappi Limited from 1,325,000,000 ordinary shares of ZAR1.00 each to 725,000,000 ordinary shares of ZAR1.00 each. Incorporated by reference to Exhibit 2.9 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 11, 2009.
4.1
Revised Sappi Limited Share Incentive Trust rules, incorporating all prior deeds of amendments, and the revisions to comply with the JSE Limited's revised Schedule 14 Listings Requirements, effective January 1, 2010. Incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 13, 2010.
4.10
Amendment and Restatement Agreement relating to a facilities agreement dated August 27, 2009, for Sappi International S.A., Sappi Papier Holding GmbH and the other parties named therein, arranged by Citibank, N.A. London Branch, Credit Agricole Corporate and Investment Bank, Erste Group Bank AG, J.P. Morgan Limited, KBC Bank NV, The Royal Bank of Scotland NV, (Belgium) Branch, UniCredit Bank Austria AG with J.P. Morgan Europe Limited acting as Agent and Security Agent and others dated April 28, 2011.*

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
4.14
Revised Sappi Limited Performance Share Incentive Trust rules, incorporating all prior deeds of amendments, and the revisions to comply with the JSE Limited's revised Schedule 14 Listings Requirements, effective January 1, 2010. Incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 13, 2010.
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
4.20
Indenture dated as of April 14, 2011 by and among Sappi Papier Holding GmbH as Issuer, J.P. Morgan Europe Limited as Security Agent, The Bank of New York Mellon as Trustee, Principal Paying Agent, Registrar and Transfer Agent, and The Bank of New York Mellon (Luxembourg) S.A. as Luxembourg Paying Agent, Transfer Agent and Registrar, with respect to the US dollar denominated 6.625% Senior Secured Notes due 2021.*
4.21
Indenture dated as of April 14, 2011 by and among Sappi Papier Holding GmbH as Issuer, J.P. Morgan Europe Limited as Security Agent, The Bank of New York Mellon as Trustee, Principal Paying Agent, Registrar and Transfer Agent, and The Bank of New York Mellon (Luxembourg) S.A. as Luxembourg Paying Agent, Transfer Agent and Registrar, with respect to the euro denominated 6.625% Senior Secured Notes due 2018.*
4.22
Securitisation of Trade Receivables by Sappi Papier Holding GmbH, Sappi International S.A. and other Sappi companies through Elektra Purchase No. 29 Limited funded under the Arabella Programme arranged by UniCredit Bank AG effective August 25, 2011.*
6.1	Computation of Earnings per Share. Incorporated by reference to note 7 of the notes to the Group Annual Financial Statements included elsewhere in this Annual Report.
7.1
An explanation of other ratios and definitions used in this Annual Report. Incorporated by reference to notes 2 and 3 of the notes to the Group Annual Financial Statements included elsewhere in this Annual Report.

8.1	List of significant subsidiaries. Incorporated by reference to "Item 4—Information on the Company—Organizational Structure" included elsewhere in this Annual Report.
11.2	Sappi Limited Code of Ethics. Incorporated by reference to Exhibit 11.2 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on January 26, 2009.
12.1	Certification of Roeloff Jacobus Boëttger, Chief Executive Officer of Sappi Limited pursuant to Exchange Act Rule 13a-14(a). *
12.2	Certification of Mark Richard Thompson, Chief Financial Officer of Sappi Limited pursuant to Exchange Act Rule 13a-14(a). *
13.1
Certification of Roeloff Jacobus Boëttger, Chief Executive Officer of Sappi Limited and Mark Richard Thompson, Chief Financial Officer of Sappi Limited pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *
15.1	Consent of independent registered public accounting firm. *

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

Date: December 15, 2011

 SAPPI

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Sappi Limited:

        We have audited the accompanying group balance sheets of Sappi Limited and subsidiaries (the "Company") as of September 2011 and 2010 and the related group income statements, group statements of comprehensive income, group statements of changes in equity and group cash flow statements for each of the three years in the period ended September 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these group financial statements based on our audits.

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

        In our opinion, the group financial statements referred to above present fairly, in all material respects, the financial position of Sappi Limited and its subsidiaries as of September 2011 and 2010 and the results of their operations and cash flows for each of the three years in the period ended September 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 15, 2011, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche

December 15, 2011
Johannesburg, South Africa

SAPPI

GROUP INCOME STATEMENTS

for the year ended September 2011

	Note	2011	2010	2009
		(US$ million)
Sales		7,286	6,572	5,369
Cost of sales	4	6,454	5,786	5,029

Gross profit		832	786	340
Selling, general and administrative expenses	4	454	448	385
Other operating expenses	4	298	10	39
Share of profit from associates and joint ventures	13	(6)	(13)	(11)

Operating profit (loss)	4	86	341	(73)
Net finance costs	5	307	255	145

Finance costs		348	309	198
Finance revenue		(12)	(16)	(61)
Net foreign exchange gains		(13)	(17)	(17)
Net fair value (gain) loss on financial instruments		(16)	(21)	25

(Loss) profit before taxation		(221)	86	(218)
Taxation charge (benefit)	6	11	20	(41)

(Loss) profit for the year		(232)	66	(177)

Basic weighted average number of ordinary shares in issue (millions)		519.9	516.7	482.6
Basic (loss) earnings per share (US cents)	7	(45)	13	(37)
Diluted (loss) earnings per share (US cents)	7	(45)	13	(37)

SAPPI

GROUP STATEMENTS OF COMPREHENSIVE INCOME

for the year ended September 2011

	Note	2011	2010	2009
		(US$ million)
(Loss) profit for the year		(232)	66	(177)
Other comprehensive (loss) income, net of tax	18	(205)	8	(197)

Exchange differences on translation of foreign operations		(151)	52	14
Actuarial losses on post-employment benefit funds		(59)	(71)	(229)
Movement on available-for-sale financial assets		2	2	—
Movement in hedging reserves		6	14	(14)
Deferred tax on other comprehensive (loss) income		(3)	11	32

Total comprehensive (loss) income for the year		(437)	74	(374)

SAPPI

GROUP BALANCE SHEETS

at September 2011

	Note	2011	2010
		(US$ million)
Assets
Non-current assets		4,085	4,653

Property, plant and equipment	9	3,235	3,660
Plantations	10	580	687
Deferred tax assets	11	45	53
Goodwill and intangible assets	12	25	27
Joint ventures and associates	13	76	125
Other non-current assets	14	83	82
Financial instruments	29	41	19

Current assets		2,223	2,531

Inventories	15	750	836
Trade and other receivables	16	831	888
Financial instruments	29	3	15
Cash and cash equivalents		639	792

Total assets		6,308	7,184

Equity and liabilities
Shareholders' equity		1,478	1,896

Ordinary share capital and share premium	17	1,425	1,638
Non-distributable reserves	19	163	161
Foreign currency translation reserve		(304)	(385)
Hedging reserves		5	1
Retained earnings		189	481

Non-current liabilities		3,178	3,249

Interest-bearing borrowings	20	2,289	2,317
Deferred tax liabilities	11	336	386
Other non-current liabilities	21	553	546

Current liabilities		1,652	2,039

Interest-bearing borrowings	20	449	691
Overdraft		1	5
Financial instruments	29	10	3
Trade and other payables		1,065	1,271
Taxation payable		20	36
Provisions	22	107	33

Total equity and liabilities		6,308	7,184

SAPPI

GROUP STATEMENTS OF CASH FLOWS

for the year ended September 2011

	Note	2011	2010	2009
		(US$ million)
Cash retained from operating activities		406	529	461

Cash generated from operations	23.1	798	737	432
—(Increase) decrease in working capital	23.2	(98)	(5)	152

Cash generated from operating activities		700	732	584
—Finance costs paid	23.3	(266)	(206)	(107)
—Finance revenue received		10	12	26
—Taxation paid	23.4	(38)	(9)	(5)

Cash available from operating activities		406	529	498
—Dividends paid		—	—	(37)

Cash utilized in investing activities		(243)	(188)	(762)

Investment to maintain operations		(194)	(150)	(143)

—Replacement of non-current assets	23.5	(213)	(173)	(147)
—Proceeds on disposal of non-current assets	23.6	6	21	2
—Decrease in other non-current assets		13	2	2

Investment to expand operations		(49)	(38)	(619)

—Additions of non-current assets		(49)	(38)	(29)
—Acquisition	23.7	—	—	(590)

Cash effects of financing activities		(296)	(256)	707

Proceeds from interest-bearing borrowings		1,364	204	3,469
Repayment of interest-bearing borrowings		(1,578)	(444)	(3,222)
Rights issue proceeds		—	—	575
Share issue costs		—	(3)	(31)
Costs attributable to refinancing transactions		(78)	—	(78)
Decrease in bank overdrafts		(4)	(13)	(6)

Net movement in cash and cash equivalents		(133)	85	406
Cash and cash equivalents at beginning of year		792	770	274
Translation effects		(20)	(63)	90

Cash and cash equivalents at end of year	23.8	639	792	770

SAPPI

GROUP STATEMENTS OF CHANGES IN EQUITY

for the year ended September 2011

	Number of ordinary shares	Ordinary share capital	Share premium	Ordinary share capital and share premium	Non- distributable reserves	Foreign currency translation reserve	Hedging reserves	Retained earnings	Total equity
				(US$ million)
Balance—September 2008	229.2	28	679	707	124	(121)	—	895	1,605
Transfer from retained earnings	—	—	—	—	6	—	—	(6)	—
Share-based payments	—	—	—	—	9	—	—	—	9
Transfers from Sappi Limited Share Incentive Trust	0.3	—	2	2	—	—	—	—	2
Rights issue proceeds	275.0	28	547	575	—	—	—	—	575
Costs directly attributable to the rights issue	—	—	(31)	(31)	—	—	—	—	(31)
Issue to M-real	11.2	1	44	45	—	—	—	—	45
Total comprehensive (loss) income	—	13	230	243	4	(233)	(14)	(374)	(374)
Dividends—US$0.16 per share(1)	—	—	—	—	—	—	—	(37)	(37)

Balance—September 2009	515.7	70	1,471	1,541	143	(354)	(14)	478	1,794
Transfer from retained earnings	—	—	—	—	2	—	—	(2)	—
Share-based payments	—	—	—	—	17	—	—	—	17
Transfers to Sappi Limited Share Incentive Trust	(0.5)	—	(6)	(6)	—	—	—	—	(6)
Black Economic Empowerment (BEE) transaction	4.3	1	19	20	—	—	—	—	20
Costs directly attributable to the BEE transaction	—	—	(3)	(3)	—	—	—	—	(3)
Total comprehensive income (loss)	—	3	83	86	(1)	(31)	15	5	74

Balance—September 2010	519.5	74	1,564	1,638	161	(385)	1	481	1,896
Share-based payments	—	—	—	—	20	—	—	—	20
Transfers from Sappi Limited Share Incentive Trust	1.0	—	6	6	—	—	—	—	6
Transfers of vested share options	—	—	—	—	(7)	—	—	—	(7)
Total comprehensive loss (income)	—	(10)	(209)	(219)	(11)	81	4	(292)	(437)

Balance—September 2011	520.5	64	1,361	1,425	163	(304)	5	189	1,478
Note reference:				17	19

(1)
Dividends relate to the previous financial year's earnings but were declared subsequent to year end.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS

for the year ended September 2011

1.     BUSINESS

        Sappi Limited, a corporation organised under the laws of the Republic of South Africa (the "company" and, together with its consolidated subsidiaries, "Sappi" or the "group"), was formed in 1936 and is a global company focused on providing chemical cellulose, paper-pulp and paper based solutions to its direct and indirect customer base across more than 100 countries. Our chemical cellulose products are used worldwide by converters to create viscose fibre for clothing and textiles, acetate tow, pharmaceutical products as well as a wide range of consumer products. Our market-leading range of paper products includes: coated fine papers used by printers, publishers and corporate end-users in the production of books, brochures, magazines, catalogues, direct mail and many other print applications; casting release papers used by suppliers to the fashion, textiles, automobile and household industries; and in the Southern Africa region newsprint, uncoated graphic and business papers and premium quality packaging papers and tissue products.

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

2.1 Basis of preparation

        The group's consolidated financial statements have been prepared in accordance with:

  –
  International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB);

  –
  Interpretations issued by the IFRS Interpretations Committee of the IASB;

  –
  the AC 500 Standards issued by the Accounting Practices Board in South Africa; and

  –
  the requirements of the Companies Act of South Africa.

        The financial statements are presented in United States Dollars (US$), as it is the major trading currency of the pulp and paper industry, and are rounded to the nearest million except as otherwise indicated.

        The financial statements are prepared on the historical-cost basis, except as set out in the accounting policies below. Certain items, including derivatives are stated at their fair value while plantations and non-current assets held for sale are stated at fair value less costs to sell.

        The preparation of the annual financial statements was supervised by the Chief Financial Officer, M R Thompson CA(SA).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

2.     ACCOUNTING POLICIES (Continued)

        The group has made the following significant accounting policy elections in terms of IFRS. The elections are explained further in each specific policy on sections 2.2 and 2.3:

  –
  regular way purchases or sales of financial assets are recognised and derecognised using trade date accounting;

  –
  cumulative gains and losses recognised in other comprehensive income (OCI) in terms of a cash flow hedge relationship are transferred from OCI and included in the initial measurement of the non-financial asset or liability;

  –
  jointly controlled entities are accounted for using the equity method;

  –
  property, plant and equipment are accounted for using the cost model; and

  –
  unrecognised actuarial gains or losses on post-employment benefits are recognised in OCI.

(i) Fiscal year

        The group's financial year end is on the Sunday closest to the last day of September.

        Accordingly, the last three financial years were as follows:

  •
  27 September 2010 to 02 October 2011 (53 weeks)

  •
  28 September 2009 to 26 September 2010 (52 weeks)

  •
  29 September 2008 to 27 September 2009 (52 weeks)

        The group has disclosed two years' comparative information for the income statement, statement of comprehensive income and the statement of cash flows to be consistent with its disclosure in the annual report prepared on Form 20-F that is filed with the United States Securities Exchange Commission.

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

2.2 Summary of accounting policies

2.2.1 Foreign currencies

(i) Foreign currency transactions

        Transactions in foreign currencies are converted into the functional currency of the group's individual operations at the rate of exchange ruling at the date of such transactions. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

2.     ACCOUNTING POLICIES (Continued)

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

(ii) Consolidation of foreign operations

        The assets and liabilities, including goodwill of entities that have non-dollar functional currencies are translated at the closing rate, while the income and expenses are translated using the average exchange rate. The differences that arise on translation are reported directly in other comprehensive income and are only reclassified to profit or loss on disposal of the foreign operation.

        The group used the following exchange rates for financial reporting purposes:

	Rate at
	Sep 11	Sep 10	Sep 09
ZAR to one US$	8.0963	7.0190	7.4112
GBP to one US$	0.6417	0.6321	0.6268
EUR to one US$	0.7470	0.7412	0.6809

	Average annual rate
	Sep 11	Sep 10	Sep 09
ZAR to one US$	6.9577	7.4917	9.0135
GBP to one US$	0.6225	0.6406	0.6419
EUR to one US$	0.7170	0.7322	0.7322

2.2.2 Group accounting

(i) Subsidiary undertakings and special-purpose entities

        The group financial statements include the assets, liabilities and results of the company and subsidiaries (including special-purpose entities) controlled by the group. The results of subsidiaries acquired or disposed of in the year are included in the consolidated income statements from the date of acquisition or up to the date of disposal or cessation of control.

        Intra-group balances and transactions, and profits and losses arising from intra-group transactions, are eliminated in the preparation of the group financial statements. Unrealised losses are not eliminated to the extent that they provide objective evidence of impairment.

(ii) Associates and joint ventures

        The results, assets and liabilities of associates and joint ventures are incorporated in the group's financial statements using the equity method of accounting. The share of the associate's or joint venture's profit after tax is determined from their latest financial statements or, if their year ends are different to those of the group, from their unaudited management accounts that corresponds to the

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

2.     ACCOUNTING POLICIES (Continued)

groups' financial year end. The carrying amount of such investments is reduced to recognise any impairment in the value of individual investments.

        The requirements of IAS 39 are applied to determine whether it is necessary to recognise any impairment loss with respect to the group's investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss, which is recorded in other operating expenses, recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised, in accordance with IAS 36, to the extent that the recoverable amount of the investment subsequently increases.

2.2.3 Financial instruments

(i) Initial recognition

        Financial instruments are recognised on the balance sheet when the group becomes a party to the contractual provisions of a financial instrument. All purchases of financial assets that require delivery within the time frame established by regulation or market convention ('regular way' purchases) are recognised at trade date.

(ii) Initial measurement

        All financial instruments are initially recognised at fair value including transaction costs that are incremental to the group and directly attributable to the acquisition or issue of the financial asset or financial liability except for those classified as 'fair value through profit and loss' where the transaction costs are recognised immediately in profit and loss.

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

2.     ACCOUNTING POLICIES (Continued)

(iv) Embedded derivatives

        Certain derivatives embedded in financial and host contracts, are treated as separate derivatives and recognised on a standalone basis, when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value, with gains and losses reported in profit or loss.

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

        Impairment losses are only reversed in a subsequent period if the fair value increases due to an objective event occurring since the loss was recognised. Impairment loss reversals other than available-for-sale debt securities are not reversed through profit or loss but through other comprehensive income.

(vii) Interest income and expense

        Interest income and expense are recognised in profit or loss using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or outflows through the expected life of the financial asset or financial liability to that asset's or liability's net carrying amount on initial recognition.

2.2.4 Government grants

        Government grants related to income are recognised in sundry income under selling, general and administrative expenses. Government grants related to assets are recognised by deducting the grant from the carrying amount of the related asset.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

2.     ACCOUNTING POLICIES (Continued)

2.2.5 Intangible assets

(i) Research activities

        Expenditures on research activities and internally generated goodwill are recognised in profit or loss as an expense as incurred.

(ii) Development activities

        Intangible assets are stated at cost less accumulated amortisation and impairment losses. Amortisation of engineering projects, computer software and development costs is charged to profit or loss on a straight-line basis over the estimated useful lives of these assets, not exceeding five years.

(iii) Brands and patents

        Brands and patents acquired are capitalised and amortised on a straight-line basis over their estimated useful lives, which is on average ten years.

(iv) License fees

        License fees are amortised on a straight-line basis over the useful life of each license.

2.2.6 Inventories

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

  •
  First in first out (FIFO): finished goods

  •
  Weighted average: raw materials, work in progress and consumable stores

  •
  The specific identification inventory valuation basis is used to measure the cost of items that are not interchangeable.

2.2.7 Leases

(i) The group as lessee

        Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Lease payments are allocated between capital repayments and finance charges using the effective interest rate method.

        Capitalised leased assets are depreciated on a consistent basis as those with owned assets except where the transfer of ownership is uncertain at the end of the lease period in which case they are depreciated on a straight-line basis over the shorter of the lease period and the expected useful life of the asset.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

2.     ACCOUNTING POLICIES (Continued)

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

2.2.8 Non-current assets held for sale and discontinued operations

        Non-current assets (or disposal groups) are classified as held for sale when their carrying value will be recovered principally through sale rather than use. Non-current assets held for sale are measured at the lower of carrying amount and fair value less cost to sell and are not depreciated.

2.2.9 Segment reporting

        Sappi reports and discloses segment information on the basis of information that is reviewed by the chief operating decision maker to make decisions when allocating resources and to assess performance of the group's operating segments. The group's reportable segments are North America, Europe and Sappi Southern Africa.

        Assets, liabilities, revenues or expenses that are not directly attributable to a particular segment are allocated between segments where there is a reasonable basis for doing so. The group accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices.

2.2.10 Borrowing costs

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

2.2.11 Revenue

        Revenue, arising from the sale of goods, is recognised when the significant risks and rewards of ownership have been transferred, delivery has been made and title has passed, the amount of the revenue and the related costs can be reliably measured and when it is probable that the debtor will pay for the goods. For the majority of local and regional sales, transfer occurs at the point of offloading the shipment into the customer warehouse, whereas for the majority of export sales transfer occurs when the goods have been loaded into the relevant carrier, unless the contract of sale specifies different terms.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

2.     ACCOUNTING POLICIES (Continued)

        Revenue is measured at the fair value of the amount received or receivable which is arrived at after deducting trade and settlement discounts, rebates, and customer returns.

        Shipping and handling costs, such as freight to our customers' destination are included in cost of sales. These costs, when included in the sales price charged for our products are recognised in net sales.

2.2.12 Emission trading

        The group recognises grants, when allocated by governments for emission rights, as an intangible asset at cost with an equal liability at the time of the grant.

        The group does not recognise a liability for emissions to the extent that it has sufficient allowances to satisfy emission liabilities. Where there is a shortfall of allowances that the group would have to deliver for emissions, a liability is recognised at the current market value of the shortfall.

        Where the group sells allowances to parties outside the group at amounts greater than carrying value, a gain is recognised in selling, general and administrative expenses in profit or loss for the period .

2.2.13 Alternative Fuel Mixture Credits

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

        The group recognises income for the alternative fuel mixture credits when its right to receive the credit is established. This occurs when the group has complied with the requirements of the Internal Revenue Code and has submitted a claim for the credits due. This is recorded in profit and loss under other operating income. The group considers the tax credits earned in fiscal 2010 and fiscal 2009 as fully taxable and have treated them as such in the calculation of its tax provision in the consolidated financial statements.

2.3 Critical accounting policies and estimates

        Management of the group makes estimates and assumptions concerning the future in applying its accounting policies. The estimates may not equal the related actual results.

        The group believes that the following accounting policies are critical due to the degree of management judgement and estimation required and/or the potential material impact they may have on the group's financial position and performance.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

2.     ACCOUNTING POLICIES (Continued)

2.3.1 Impairment of assets other than goodwill and financial instruments

        The group assesses all assets (other than goodwill and intangible assets not yet available for use) at each balance sheet date for indications of impairment or the reversal of a previously recognised impairment.

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

        Where impairment exists, the losses are recognised in other operating expenses in profit or loss for the period.

        A previously recognised impairment loss will be reversed through profit or loss if the recoverable amount increases as a result of a change in the estimates used previously to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised in prior periods.

        Refer to note 9 for the assumptions and inputs used in assessing assets for impairment or impairment reversals.

2.3.2 Goodwill

        The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the group in exchange for control of the acquiree. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition are recognised at their fair value at the acquisition date.

        Goodwill arising at acquisition is subsequently held at cost less any accumulated impairment losses. Goodwill is not amortised but is tested for impairment annually or more frequently where there is an indication of impairment based on an allocation to one or more CGUs in which the synergies from the business combinations are expected.

        Goodwill is tested for impairment using a cash flow valuation model based on an allocation of the goodwill to one or more CGUs. The group takes into account its ability to carousel products across different operating units in allocating goodwill to CGUs.

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

for the year ended September 2011

2.     ACCOUNTING POLICIES (Continued)

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

        Management judgement and assumptions are necessary in estimating the methods of depreciation, useful lives and residual values. The residual value for the majority of items of plant and equipment has been deemed to be zero by management due to the underlying nature of the equipment.

        The following methods and rates were used during the year to depreciate property, plant and equipment to estimated residual values:

Buildings	straight-line 40 years
Plant	straight-line 5 to 20 years
Vehicles	straight-line 5 to 10 years
Furniture and equipment	straight-line 3 to 6 years

2.3.4 Taxation

        Taxation on the profit or loss for the year comprises current and deferred taxation. Taxation is recognised in profit or loss except to the extent that it relates to items recognised directly in other comprehensive income, in which case, it is also recognised in other comprehensive income.

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

(ii) Deferred taxation

        Deferred taxation is provided using the balance sheet liability method, based on temporary differences. The amount of deferred taxation provided is based on the expected manner of realisation or

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

2.     ACCOUNTING POLICIES (Continued)

settlement of the carrying amount of assets and liabilities using taxation rates enacted or substantively enacted at the balance sheet date. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

        Before recognising a deferred tax asset the group assesses the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent recovery is not probable, a deferred tax asset is not recognised. In recognising deferred tax assets, the group considers profit forecasts, including the effect of exchange rate fluctuations on sales and external market conditions.

2.3.5 Derivatives and hedge accounting

  •
  Fair value hedges

        Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in profit or loss immediately, together with any changes in the fair value of the hedged item that are attributable to the hedged risk. The change in the fair value of the hedging instrument is recognised in the same line of profit or loss as the change in the hedged item.

  •
  Cash flow hedges

        In relation to cash flow hedges, which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income and the ineffective portion is recognised in profit or loss.

        The gains or losses, which are recognised in other comprehensive income, are transferred to profit or loss in the same period in which the hedged transaction affects profit or loss.

        If the forecasted transaction results in the recognition on a non-financial asset or non-financial liability, the associated cumulative gain or loss is transferred from other comprehensive income to the underlying asset or liability on the transaction date.

  •
  Hedge of a net investment in a foreign operation

        The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income and is only reclassified to profit or loss on the disposal or partial disposal of the foreign operation.

  •
  Discontinuance of hedge accounting

        Hedge accounting is discontinued on a prospective basis when the hedge no longer meets the hedge accounting criteria (including when it becomes ineffective), when the hedge instrument is sold, terminated or exercised when, for cash flow hedges, the designation is revoked and the forecast transaction is no longer expected to occur. Where a forecasted transaction is no longer expected to occur, the cumulative gain or loss deferred in other comprehensive income is transferred to profit or loss.

        The financial instruments that are used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in either the fair value or cash flows of the related underlying exposures. Hedge ineffectiveness is recognised immediately in profit or loss.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

2.     ACCOUNTING POLICIES (Continued)

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

        The impact of changes in estimate prices, discount rates and, volume and growth assumptions may have on the calculated fair value and other key financial information on plantations is disclosed in note 10.

  •
  Estimated prices less cost of delivery

        The group uses a 12 quarter rolling historical average price to estimate the fair value of all immature timber and mature timber that is to be felled in more than 12 months from the reporting date. 12 quarters is considered a reasonable period of time after taking the length of the growth cycle of the plantations into account. Expected future price trends and recent market transactions involving comparable plantations are also considered in estimating fair value.

        Mature timber that is expected be felled within 12 months from the end of the reporting period are valued using unadjusted current market prices. Such timber is expected to be used in the short term and consequently, current market prices are considered an appropriate reflection of fair value.

        The fair value is derived by using the prices as explained above reduced by the estimated cost of delivery. Cost of delivery includes all costs associated with getting the harvested agricultural produce to the market, including harvesting, loading, transport and allocated fixed overheads.

  •
  Discount rate

        The discount rate used is the applicable pre-tax weighted average cost of capital of the business unit.

  •
  Volume and growth estimations and cost assumptions

        The group focuses on good husbandry techniques which include ensuring that the rotation of plantations is met with adequate planting activities for future harvesting. The age threshold used for quantifying immature timber is dependent on the rotation period of the specific timber genus which varies between eight and eighteen years. In the southern African region, softwood less than eight years and hardwood less than five years is classified as immature timber.

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

for the year ended September 2011

2.     ACCOUNTING POLICIES (Continued)

stunted growth. These costs are accounted for on a cost per metric ton allocation method multiplied by unadjusted current market prices. Tons are calculated using the projected growth to rotation age and are extrapolated to current age on a straight-line basis.

        The group has projected growth estimation over a period of 8 to 18 years per rotation. In deriving this estimate, the group established a long-term sample plot network which is representative of the species and sites on which trees are grown and the measured data from these permanent sample plots were used as input into the group's growth estimation. Periodic adjustments are made to existing models for new genetic material.

        The group directly manages plantations established on land that is either owned or leased from third parties. Indirectly managed plantations represent plantations established on land held by independent commercial farmers where Sappi provides technical advice on the growing and tendering of trees. The associated costs for managing the plantations are recognised as silviculture costs in cost of sales (see note 4).

2.3.7 Pension plans and other post-retirement benefits

        Defined-benefit and defined-contribution plans have been established for eligible employees of the group, with the assets held in separate trustee-administered funds.

        The present value of the defined benefit obligations and related current service costs are calculated annually by independent actuaries using the projected unit credit method.

        These actuarial models use an attribution approach that generally spread individual events over the service lives of the employees in the plan. Examples of 'events' are changes in actuarial assumptions such as discount rate, expected long-term rate of return on plan assets, and rate of compensation increases.

        Estimates and assumptions used in the actuarial models include the discount rate, return on assets, salary increases, healthcare cost trends, longevity and service lives of employees.

        The group's policy is to recognise actuarial gains and losses, which can arise from differences between expected and actual outcomes or changes in actuarial assumptions, in other comprehensive income. Any increase in the present value of plan liabilities expected to arise due to current service costs is charged to profit or loss.

        Gains or losses on the curtailment or settlement of a defined benefit plan are recognised in profit or loss when the group is demonstrably committed to the curtailment or settlement. Past service costs or credits are recognised immediately to the extent that the benefits are already vested, and otherwise are amortised on a straight-line basis over the vesting period of those benefits.

        The net liability recognised in the balance sheet represents the present value of the defined benefit obligation adjusted for unrecognised past service costs, reduced by the fair value of the plan assets. Where the calculation results in a benefit to the group, the recognised asset is limited to the net total of unrecognised past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

2.     ACCOUNTING POLICIES (Continued)

        Refer to note 27 for the key estimates, assumptions and other information on post-employment benefits applicable as at the end of September 2011.

2.3.8 Provisions

        Provisions are recognised when the group has a legal or constructive obligation arising from past events that will probably be settled and can be measured reliably. Where the effect of discounting (time value) is material, provisions are discounted and the discount rate used is a pre-taxation rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

        The establishment and review of the provisions requires significant judgement by management as to whether or not there is a probable obligation and as to whether or not a reliable estimate can be made of the amount of the obligation.

        Environmental accruals are recorded based on current interpretation of environmental laws and regulations.

2.3.9 Restructuring provisions

        Restructuring provisions are recognised when the group has developed a detailed formal plan for restructuring and has raised a valid expectation that it will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it.

        The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, and are recorded in other operating expenses in profit or loss.

2.3.10 Environmental restoration and decommissioning obligations

        The group initially recognises a liability for management's best present value estimate of costs expected to be incurred in the dismantling and removal of non-current assets where a legal or constructive obligation exists. The liability is accreted over time and actual costs incurred in future periods could differ materially from estimates. Additionally, future changes to environmental laws and regulations, life-of-operation estimates and discount rates could affect the carrying amount of this liability.

        Due to the uncertainty in the timing of the closure of the group's facilities, some of these obligations have an indeterminate settlement date, and the group believes that adequate information does not exist to apply an expected-present-value technique to estimate any such potential obligations. Accordingly, the group does not record a liability for such remediation until a decision is made that allows reasonable estimation of the timing of such remediation.

2.3.11 Share-based payments

(i) Equity-settled share-based payment transactions

        The services or goods received in an equity-settled share-based payment transaction with counterparties are measured at the fair value of the equity instruments at grant date.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

2.     ACCOUNTING POLICIES (Continued)

        If the equity instruments granted vest immediately and the beneficiary is not required to complete a specified period of service before becoming unconditionally entitled to those instruments, the benefit received is recognised in profit or loss for the period in full on grant date with a corresponding increase in equity.

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

(iii) Broad-Based Black Economic Empowerment transaction

        The group accounts for the transaction in accordance with IFRS 2 and AC 503 and, the fair value of the services rendered by employees are recorded in profit or loss as they are rendered during the service period.

        In accounting for the group's share-based payment transactions management uses estimates and assumptions to determine shares based-payment expenses. Key inputs to this process include; the volatility of the group's share price, employee turnover rate and dividend payout rates which are necessary in determining the grant date fair value.

        Note 28 provides further detail on key estimates, assumptions and other information on share-based payments applicable as at the end of September 2011.

2.4 Adoption of accounting standards in the current year

        The following standards, interpretations and significant amendments or revisions to standards have been adopted by the group in the current year:

Interpretations and amendments to IFRS

        The group adopted IFRIC 19, amendments to IFRS 1, IFRS 2, IAS 32 and various improvements to IFRSs in fiscal 2011. The adoption of these interpretations, amendments and improvements to standards did not have a material impact on the group's reported results or financial position.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

2.     ACCOUNTING POLICIES (Continued)

2.5 Accounting standards, interpretations and amendments to existing standards that are not yet effective

        The group has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on or after October 2011 or later periods. The group is currently evaluating the impact that the adoption of these IFRSs will have on its consolidated financial statements when they are adopted in the respective periods indicated. These new standards and their effective dates for the group's annual accounting periods are listed below:

  •
  IFRS 9 Financial Instruments—IFRS 9 introduces new requirements for classifying and measuring financial assets—September 2014;

  •
  IFRS 10 Consolidated Financial Statements—IFRS 10 specifies control as a single basis for consolidation for all entities, regardless of the nature of the investee—September 2014;

  •
  IFRS 11 Joint arrangements classifies joint arrangements as either joint operations or joint ventures and requires different treatment for these—September 2014;

  •
  IFRS 13 Fair value measurements establishes a single source of guidance for fair value measurements under IFRS—September 2014;

  •
  IAS 19 (Revised) Employee Benefits—IAS 19 (revised) requires the recognition of changes in the defined benefit obligation and in plan assets when those changes occur eliminating the corridor approach and accelerating the recognition of past service costs. Net interest is calculated by using high quality corporate bond yields—September 2014; and

  •
  IAS 28 Investments in Associates and Joint Ventures—amendment to conform changes based on the issuance of IFRS 10 and IFRS 11—September 2014.

        Amendments, revisions or issues of the following standards or interpretations which will only become mandatory for the group's consolidated financial statements on the dates indicated are not expected to have a material impact on the group's results or financial position:

  •
  IFRS 7 Financial Instruments: Disclosures—Transfers of financial assets—September 2012;

  •
  IFRS 12 Disclosure of interest in subsidiaries, joint arrangements and associates—September 2014;

  •
  IAS 1 Presentation of Financial Statements—Other Comprehensive Income—September 2013;

  •
  IAS 12 Deferred tax—Investment property measured at fair value—September 2013;

  •
  IAS 24 Related Party Disclosures—Revised definition of related parties—September 2012;

  •
  Amendments to IFRIC 14 IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction—September 2012; and

  •
  Various improvements to IFRSs.

2.6 Comparative figures

        Comparative figures are re-classified as necessary to afford a proper and more meaningful comparison of results as set out in the affected notes to the financial statements.

        The group adjusted note 25 to the financial statements. This adjustment only impacted the notes to the financial statements and therefore the group has disclosed two comparative periods for the affected note. Due to the fact that no changes were made to the fiscal 2010 and 2009 balance sheets, only one comparative period has been disclosed for the balance sheet.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

3.     SEGMENT INFORMATION

        The group's reportable segments are Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Southern Africa. Reportable segments are components of an entity for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The group regards its primary measure of segment performance as operating profit (loss) excluding special items.

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

	Sappi Fine Paper
	North America			Europe			Sappi Southern Africa			Unallocated and eliminations(3)			Group
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
	(US$ million)
Income statement
External sales(1)	1,520	1,373	1,295	3,965	3,638	2,895	1,801	1,561	1,179	—	—	—	7,286	6,572	5,369
Operating profit (loss) excluding special items	129	124	(2)	68	76	12	199	134	18	8	5	5	404	339	33
Special items—(gains) losses(2)	(7)	(56)	(55)	139	4	79	136	22	72	50	28	10	318	(2)	106
Segment operating profit (loss)	136	180	53	(71)	72	(67)	63	112	(54)	(42)	(23)	(5)	86	341	(73)
EBITDA excluding special items(2)	203	201	98	300	310	226	309	236	101	9	5	6	821	752	431
Share of profit of equity investments	—	—	—	—	1	3	2	4	4	4	8	4	6	13	11
Depreciation and amortisation	74	77	100	232	234	214	110	102	83	1	—	1	417	413	398
Impairments (reversals) of assets and investments	(3)	(2)	—	57	(10)	74	68	2	5	45	—	—	167	(10)	79
Fellings	—	—	—	—	—	—	82	71	69	—	—	—	82	71	69
Plantation fair value adjustment	—	—	—	—	—	—	(65)	(98)	(6)	—	—	—	(65)	(98)	(6)
Restructuring provisions (released) raised and closure costs	(2)	—	31	89	17	1	44	23	2	4	6	—	135	46	34
Other non-cash items	17	10	17	9	1	11	22	(37)	(66)	(2)	2	(38)	46	(24)	(76)

Balance sheet
Capital expenditures	58	42	31	111	100	82	97	64	71	2	—	—	268	206	184
Segment assets(2)	908	935	981	1,889	2,109	2,340	1,574	1,887	1,891	51	65	38	4,422	4,996	5,250
Total assets	1,072	1,100	1,160	2,617	2,917	3,080	2,149	2,376	2,262	470	791	795	6,308	7,184	7,297
Property, plant and equipment	762	777	810	1,484	1,663	1,928	987	1,220	1,196	2	—	—	3,235	3,660	3,934

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

3.     SEGMENT INFORMATION (Continued)

Reconciliation of operating profit (loss) excluding special items to segment operating profit (loss):

	Sappi Fine Paper
	North America			Europe			Sappi Southern Africa			Unallocated and eliminations(3)			Group
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
	(US$ million)
Operating profit (loss) excluding special items	129	124	(2)	68	76	12	199	134	18	8	5	5	404	339	33
Special items—(gains) losses(2)	(7)	(56)	(55)	139	4	79	136	22	72	50	28	10	318	(2)	106

Segment operating profit (loss)	136	180	53	(71)	72	(67)	63	112	(54)	(42)	(23)	(5)	86	341	(73)

Reconciliation of EBITDA excluding special items and operating profit (loss) excluding special items to profit (loss) before taxation:

	Sappi Fine Paper
	North America			Europe			Sappi Southern Africa			Unallocated and eliminations(3)			Group
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
	(US$ million)
EBITDA excluding special items(2)	203	201	98	300	310	226	309	236	101	9	5	6	821	752	431
Depreciation and amortisation	74	77	100	232	234	214	110	102	83	1	—	1	417	413	398

Operating profit (loss) excluding special items	129	124	(2)	68	76	12	199	134	18	8	5	5	404	339	33
Special items—(gains) losses(2)	(7)	(56)	(55)	139	4	79	136	22	72	50	28	10	318	(2)	106

Segment operating profit (loss)	136	180	53	(71)	72	(67)	63	112	(54)	(42)	(23)	(5)	86	341	(73)

							Net finance costs						307	255	145

							Loss (profit) before taxation						(221)	86	218

Reconciliation of segment assets to total assets:

	Sappi Fine Paper
	North America			Europe			Sappi Southern Africa			Unallocated and eliminations(3)			Group
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
	(US$ million)
Segment assets(4)	908	935	981	1,889	2,109	2,340	1,574	1,887	1,891	51	65	38	4,422	4,996	5,250
Deferred tax assets	—	—	—	45	53	56	—	—	—	—	—	—	45	53	56
Cash and cash equivalents	5	7	14	8	8	16	279	129	86	347	648	654	639	792	770
Derivative financial instruments	—	—	—	—	—	—	—	1	—	10	2	14	10	3	14
Trade and other payables	152	155	151	592	722	633	264	339	275	57	55	57	1,065	1,271	1,116
Provisions	—	1	14	73	15	19	30	14	2	4	3	—	107	33	35
Taxation payable	7	2	—	10	10	16	2	6	8	1	18	32	20	36	56

Total assets	1,072	1,100	1,160	2,617	2,917	3,080	2,149	2,376	2,262	470	791	795	6,308	7,184	7,297

(1)
Sales of products are allocated to where the product is manufactured.

(2)
Refer to Item 3—Key Information—Selected Financial Data, for the definition of Special Items.

(3)
Includes the group's treasury operations, the self-insurance captive and the investment in the Jiangxi Chenming joint venture.

(4)
Segment assets (excluding deferred taxation and cash) less current liabilities (excluding interest-bearing borrowings and overdraft).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

4.  OPERATING PROFIT

        Operating profit has been arrived at after charging (crediting):

	2011		2010		2009
	Cost of sales	Selling, general and administrative expenses	Cost of sales	Selling, general and administrative expenses	Cost of sales	Selling, general and administrative expenses
	(US$ million)
Raw materials, energy and other direct input costs(1)	3,962	—	3,461	—	2,842	—

Wood (includes growth and felling adjustments(2))	773	—	624	—	570	—
Energy	670	—	611	—	564	—
Chemicals	1,117	—	1,025	—	839	—
Pulp	987	—	907	—	525	—
Other variable costs	415	—	294	—	344	—

Plantation price fair value adjustment	16	—	(31)	—	67	—
Employment costs	1,027	211	968	208	882	164
Depreciation	392	22	388	23	376	20
Delivery charges	597	—	547	—	454	—
Maintenance	300	—	275	—	250	—
Other overheads(1)	160	—	178	—	158	—
Marketing and selling expenses	—	112	—	112	—	102
Administrative and general expenses	—	109	—	105	—	99

	6,454	454	5,786	448	5,029	385

(1)
To facilitate a more meaningful comparison of costs, for the years ended 2009 and 2010, the growth fair value adjustment on plantations and costs included in other overheads has been reallocated to wood and other categories within raw materials, energy and other direct input costs respectively.
(2)

	2011	2010	2009
	(US$ million)
Changes in plantation volumes
Fellings	82	71	69
Growth	(81)	(67)	(73)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

4.  OPERATING PROFIT (Continued)

	2011	2010	2009
	(US$ million)
Silviculture costs (included within cost of sales)	79	67	50
Leasing charges for premises	14	14	16
Leasing charges for plant and equipment	22	48	15
Remuneration paid other than to employees of the company in respect of:	35	31	27

—technical services	16	12	11
—administration services	19	19	16

Auditors' remuneration:	8	8	8

—audit and related services	6	7	6
—tax planning and tax advice	1	1	1
—acquisition and refinancing related services(1)	1	—	1

Government grants towards environmental expenditure	—	—	(2)
Research and development costs	26	25	31
Amortisation	3	3	2
Cost on derecognition of loans and receivables(2)	11	14	16

4.1  Employment costs

	2011	2010	2009
	(US$ million)
Wages and salaries	1,112	1,054	936
Defined contribution plan expense (refer note 27)	46	42	33
Pension costs (refer to note 27)	14	15	21
Post-employment benefits other than pension expense (refer to note 27)	14	14	10
Share-based payment expense	15	13	9
Other	37	38	37

	1,238	1,176	1,046

(1)
These costs have been capitalised.

(2)
The cost on derecognition of trade receivables relates to the derecognition of trade receivables related to the securitisation programme in South Africa and to the sale of letters of credit in Hong Kong.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

4.  OPERATING PROFIT (Continued)

4.2  Other operating expenses (income)

	2011	2010	2009
	(US$ million)
Included in other operating expenses are the following:
Impairments (reversals) of assets and investments	167	(10)	79
Profit on sale and write-off of property, plant and equipment	(1)	(5)	(1)
Restructuring provisions raised and closure costs	135	46	34
Alternative fuel mixture credits	—	(51)	(87)
Black Economic Empowerment (BEE) charge:	5	23	—

—unwinding of the 2006 Black Economic Empowerment transaction	—	19	—
—IFRS 2 costs on management and employee share option plans	5	4	—

5.     NET FINANCE COSTS

	2011	2010	2009
	(US$ million)
Gross interest and other finance costs on liabilities carried at amortised cost	348	309	198

—Interest on bank overdrafts	2	1	6
—Interest on redeemable bonds and other loans	299	303	190
—Premium on early redemption of redeemable bonds	31	—	—
—Costs on early settlement of loans	12	—	—
—Interest cost on finance lease obligations	4	5	2

Finance revenue received on assets carried at amortised cost	(12)	(16)	(61)

—Interest on bank accounts	(9)	(6)	(16)
—Discount on early redemption of redeemable bonds and other loans	—	(5)	(41)
—Interest revenue on other loans and investments	(3)	(5)	(4)

Net foreign exchange gains	(13)	(17)	(17)
Net fair value (gain) loss on financial instruments	(16)	(21)	25

—Realised (gain) loss on termination of interest rate swaps	(1)	—	18
—Gain on non-hedged swaps and loans	—	—	(2)
—Gain on amortisation of de-designated hedges	(18)	(21)	—
—Hedge ineffectiveness
—gain on hedging instrument (derivative)	(19)	—	(41)
—loss on hedged item	22	—	50

	307	255	145

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

6.     TAXATION CHARGE (BENEFIT)

	2011	2010	2009
	(US$ million)
Current taxation:
—Current year	10	10	6
—Prior year over provision	(2)	(20)	(7)
—Other company taxes(1)	6	4	4
Deferred taxation (refer to note 11):
—Current year	—	26	(44)
—Prior year under provision	(3)	—	3
—Attributable to tax rate changes	—	—	(3)

	11	20	(41)

(1)
Includes Secondary Tax on Companies (STC)(2) in 2009 as well as state taxes.

(2)
The imposition of Secondary Tax on Companies (STC) effectively means that a dual corporate taxation system exists in South Africa comprising of normal income taxation and STC. Liability for STC is determined independently from normal income taxation and is paid by South African companies at the flat rate of 10% in respect of the amount of dividends declared less all dividends which accrued to them (but subject to certain exclusions) during its relevant 'dividend cycle'. Dividend cycle means the period commencing on the day following the date of accrual to a company's shareholders of the last dividend declared by that company and ending on the date on which the dividend in question accrues to the shareholder concerned. An excess of dividends accruing to a company over dividends paid may be carried forward to subsequent dividend cycles as an STC credit.

        In addition to income taxation charges (benefits) to profit and loss, a deferred taxation charge of US$3 million (2010: US$11 million relief; 2009: US$32 million relief) has been recognised directly in other comprehensive income (refer to note 11).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

6.     TAXATION CHARGE (BENEFIT) (Continued)

Reconciliation of the tax rate

	2011	2010	2009
	(US$ million)
(Loss) profit before taxation	(221)	86	(218)

Profit-making regions	231	307	133
Loss-making regions	(452)	(221)	(351)

Taxation at the average statutory tax rate	(49)	35	(60)

Profit-making regions at 30% (2010: 30%; 2009: 28%)	69	92	38
Loss making regions at 26% (2010: 26%; 2009: 28%)	(118)	(57)	(98)

Net exempt income and non-tax deductible expenditure	(10)	(10)	(32)
Effect of tax rate changes(1)	—	—	(3)
Deferred tax asset not recognised	110	65	72
Utilisation of previously unrecognised tax assets	(41)	(54)	(22)
Secondary Tax on Companies (STC)	—	—	4
Prior year adjustments	(5)	(20)	(4)
Other taxes	6	4	4

Taxation charge (benefit)	11	20	(41)

Effective tax rate for the year	(5%)	23%	19%

(1)
Our effective tax rate for 2009 benefited from a reduced tax rate in Germany where the tax rate was reduced to 28.6% in that year.

7.     (LOSS) EARNINGS PER SHARE AND HEADLINE (LOSS) EARNINGS PER SHARE

Basic (loss) earnings per share (EPS)

        EPS is based on the group's (loss) profit for the year divided by the weighted average number of shares in issue during the year under review.

	2011			2010			2009(1)
	Loss	Shares	Loss per share	Profit	Shares	Earnings per share	Loss	Shares	Loss per share
	(US$ million)	(millions)	(US cents)	(US$ million)	(millions)	(US cents)	(US$ million)	(millions)	(US cents)
Basic EPS calculation	(232)	519.9	(45)	66	516.7	13	(177)	482.6	(37)
Share options and performance shares under Sappi Limited Share Trust	—	—	—	—	3.9	—	—	—	—
Share options granted under the Broad-Based Black Economic Empowerment transaction	—	—	—	—	0.2	—	—	—	—

Diluted EPS calculation	(232)	519.9	(45)	66	520.8	13	(177)	482.6	(37)

        The diluted EPS calculations are based on Sappi Limited's daily average share price of ZAR33.66 (2010: ZAR31.86; 2009: ZAR30.12) and exclude the effect of certain share options granted under the

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

7.     (LOSS) EARNINGS PER SHARE AND HEADLINE (LOSS) EARNINGS PER SHARE (Continued)

Sappi Share Incentive Scheme as well as share options granted under the Broad-Based Black Economic Empowerment transaction as they would be anti-dilutive.

        There are 12.0 million (2010: 10.6 million; 2009: 15.6 million) share options that could potentially dilute EPS in the future that are not included in the diluted weighted average number of shares calculation as they are anti-dilutive.

Headline (loss) earnings per share(2)

        Headline (loss) earnings per share is based on the group's headline (loss) earnings divided by the weighted average number of shares in issue during the year. This is a JSE Limited Listings required measure.

        Reconciliation between attributable (loss) earnings to ordinary shareholders and headline (loss) earnings:

	2011			2010			2009
	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net
Attributable (loss) earnings to ordinary shareholders	(221)	11	(232)	86	20	66	(218)	(41)	(177)
Profit on sale and write-off of property, plant and equipment	(1)	—	(1)	(4)	—	(4)	(1)	—	(1)
Impairments (reversals) of assets and investments	167	17	150	(10)	—	(10)	79	—	79
Headline (loss) earnings	(55)	28	(83)	72	20	52	(140)	(41)	(99)

Basic weighted average number of ordinary shares in issue (millions)			519.9			516.7			482.6
Headline (loss) earnings per share (US cents)			(16)			10			(21)
Diluted weighted average number of shares (millions)			519.9			520.8			482.6
Diluted headline (loss) earnings per share (US cents)			(16)			10			(21)

(1)
In the 2009 financial year, Sappi conducted a renounceable rights offer of 286,886,270 new ordinary shares of ZAR1.00 each to qualifying Sappi shareholders.

(2)
Headline earnings—as defined in circular 3/2009 issued by the South African Institute of Chartered Accountants, separates from earnings all separately identifiable re-measurements. It is not necessarily a measure of sustainable earnings.

8.     DIVIDENDS

	2011	2010	2009
	(US$ million)
Dividend paid (2009: 16 US cents per share), net of dividends attributable to treasury shares	—	—	(37)

        The board decided not to declare a dividend in respect of the 2011 and 2010 financial years.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

9.     PROPERTY, PLANT AND EQUIPMENT

	2011	2010
	(US$ million)
Land and buildings(1)
At cost	1,542	1,628
Accumulated depreciation and impairments	840	875

	702	753

Plant and equipment(2)
At cost	7,408	7,742
Accumulated depreciation and impairments	4,932	4,992

	2,476	2,750

Capitalised leased assets(3)
At cost	581	741
Accumulated depreciation and impairments	524	584

	57	157

Aggregate cost	9,531	10,111
Aggregate accumulated depreciation and impairments	6,296	6,451

Aggregate book value	3,235	3,660

        The movement of property, plant and equipment is reconciled as follows:

	Land and buildings	Plant and equipment	Capitalized leased assets	Total
	(US$ million)
Net book value at September 2009	799	2,949	186	3,934
Additions	23	183	—	206
Acquisition	8	5	—	13
Disposals	(13)	(3)	—	(16)
Transfers	—	5	(5)	—
Depreciation	(41)	(350)	(20)	(411)
Impairment reversals	—	20	—	20
Translation differences	(23)	(59)	(4)	(86)

Net book value at September 2010	753	2,750	157	3,660
Additions	26	241	1	268
Disposals	—	(5)	—	(5)
Transfers	—	88	(88)	—
Depreciation	(46)	(356)	(12)	(414)
Impairments(4)	—	(122)	—	(122)
Translation differences	(31)	(120)	(1)	(152)

Net book value at September 2011	702	2,476	57	3,235

(1)
Details of land and buildings are available at the registered offices of the respective companies who own the assets.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

9.     PROPERTY, PLANT AND EQUIPMENT (Continued)

(2)
Plant and equipment includes vehicles and furniture, the book value of which does not warrant disclosure as a separate class of assets.

(3)
Capitalised leased assets consist primarily of plant and equipment.

(4)
Pursuant to the group's strategy review, the group implemented a number of initiatives during the year which resulted in significant asset impairment charges being recorded during fiscal 2011. Refer to note 24 for details of encumbrances.

Asset impairments and impairment reversals

September 2011

Sappi Fine Paper Europe

Biberist Mill

        In March 2011, Sappi announced the potential closure of its Biberist Mill in Switzerland. The mill has since ceased production and the mill order book has been transferred to the other Sappi mills in Europe. An impairment charge of US$57 million has been recorded against plant and equipment for the year. The remaining fixed assets, comprising land and buildings, are recorded at a carrying amount of US$12 million. The mill was a producer of woodfree coated paper.

Sappi Southern Africa

Usutu Mill

        At the end of January 2010, Usutu Mill ceased operations and the pulp mill was permanently closed. The mill's property, plant and equipment had already been substantially impaired in previous years and the final balance of the assets were impaired by a further US$9 million in the current fiscal year.

        Sappi continues its forestry operations in Swaziland, and is investigating the potential establishment of various timber processing operations at the Usutu Mill site.

Adamas Mill

        In May 2011, we announced the potential closure of Adamas Mill. The more profitable grades produced at Adamas Mill were transferred to Enstra Mill and Stanger Mill. The property, plant and equipment other than land and buildings have been impaired by US$10 million.The carrying amount of land and buildings is US$3 million, which is US$1 million below the valuation by the local municipality.

Sappi Paper and Paper Packaging Operations

        Our latest review of the paper and paper packaging operations, completed in the fourth fiscal quarter of 2011, indicated that the production of certain paper and paper packaging products would need to be curtailed. The curtailment of the production of these products resulted in an impairment charge of US$49 million being incurred for the year.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

9.     PROPERTY, PLANT AND EQUIPMENT (Continued)

September 2010

Sappi Fine Paper Europe

European mechanical coated cash generating unit: Kangas Mill

        On 12 January 2010, Sappi ceased operations at Kangas Mill which had formed part of the mechanical coated cash-generating unit. Following the closure of the mill, the recoverable amount of the remaining assets in the coated mechanical cash-generating unit were reassessed resulting in an impairment reversal of US$18 million for the 2010 fiscal year.

Sappi Southern Africa

Usutu Mill—Closure

        At the end of January 2010, Usutu Mill ceased operations. The mill's property, plant and equipment had already been substantially impaired in previous years and was further impaired by US$2 million during the 2010 fiscal year.

10.  PLANTATIONS

	2011	2010
	(US$ million)
Fair value of plantations at beginning of year	687	611
Additions	—	9
Gains arising from growth	81	67
(Loss) gain arising from fair value price changes	(16)	31
Harvesting—agriculture produce (fellings)	(82)	(71)
Translation difference	(90)	40

Fair value of plantations at end of year	580	687

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

        We own plantations on land that we own, as well as on land that we lease. We disclose both of these as directly managed plantations. With regard to indirectly managed plantations, Sappi has several different types of agreements with many independent farmers. The terms of the agreements depend on the type and specific needs of the farmer and the areas planted ranging in duration from one to more than 20 years. In certain circumstances, we provide loans to farmers that are disclosed as accounts receivable on the group balance sheet (these loans are considered, individually and in aggregate,

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

10.  PLANTATIONS (Continued)

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

        Changes in estimate prices, the discount rate, costs to sell and, volume and growth assumptions applied in the valuation of immature timber may impact the calculated fair value as tabled below:

	2011	2010	2009
	(US$ million)
Market price changes
1% increase in market prices	4	2	12
1% decrease in market prices	(4)	(2)	(12)
Discount rate (for immature timber)
1% increase in rate	(4)	(5)	(3)
1% decrease in rate	4	5	3
Volume assumption
1% increase in estimate of volume	6	9	6
1% decrease in estimate of volume	(6)	(9)	(6)
Costs to sell
1% increase in costs to sell	(3)	(1)	(9)
1% decrease in costs to sell	3	1	9
Growth assumptions
1% increase in rate of growth	1	2	1
1% decrease in rate of growth	(1)	(2)	(1)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

11.  DEFERRED TAX

	2011		2010
	Assets	Liabilities	Assets	Liabilities
	(US$ million)
Other liabilities, accruals and prepayments	(62)	24	(100)	8
Inventory	3	3	5	(3)
USA alternative minimum tax credit carry forward	16	—	14	—
Tax loss carry forward	279	38	313	63
Property, plant and equipment	(98)	(276)	(113)	(302)
Plantations	(22)	(136)	(26)	(160)
Other non-current assets	10	—	27	—
Other non-current liabilities	(81)	11	(67)	8

	45	(336)	53	(386)

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

11.  DEFERRED TAX (Continued)

Unrecognised deferred tax assets

        Deferred tax assets arising from unused tax losses are not recognised for carry-forward when it cannot be demonstrated that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

	2011	2010
	(US$ million)
Unrecognized deferred tax assets relate to the following:
Other non-current liabilities	91	74
Tax losses	568	630
Property, plant and equipment	22	—

	681	704

Attributable to the following tax jurisdictions:
Belgium	86	63
The Netherlands	17	8
Finland	50	47
Switzerland	30	—
United Kingdom	—	64
United States of America	158	198
Swaziland	34	32
South Africa	7	3
Austria	299	289

	681	704

Expiry between two and five years	29	2
Expiry after five years	174	205
Indefinite life	478	497

	681	704

The following table shows the movement in the unrecognised deferred tax assets for the year:

	2011	2010
	(US$ million)
Balance at beginning of year	704	700
Unrecognised deferred tax assets originating during the current year	60	86
Utilisation of previously unrecognised tax assets	(41)	(54)
Prior year adjustments	(24)	—
Rate adjustments	(7)	3
Movement in foreign exchange rates	(11)	(31)

Balance at end of year	681	704

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

11.  DEFERRED TAX (Continued)

Reconciliation of deferred tax

	2011	2010
	(US$ million)
Deferred tax balances at beginning of year
Deferred tax assets	53	56
Deferred tax liabilities	(386)	(355)

	(333)	(299)
Deferred tax benefit (charge) for the year (refer note 6)	3	(26)

Other liabilities, accruals and prepayments	61	5
Inventory	5	—
USA alternative minimum tax credit	2	2
Tax loss carry forward	(57)	(14)
Property, plant and equipment	14	15
Plantations	3	(9)
Other non-current assets	(15)	—
Other non-current liabilities	(10)	(25)

Amounts recorded directly in other comprehensive income	(3)	11
Translation differences	42	(19)

Deferred tax balances at end of year	(291)	(333)

Deferred tax assets	45	53
Deferred tax liabilities	(336)	(386)

Secondary Tax on Companies (STC)

        Current and deferred tax are measured at the tax rate applicable to undistributed income and therefore only take STC into account to the extent that dividends have been received or declared.

Undistributed earnings that would be subject to STC	196	484
Tax effect if distributed	18	44

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

12.  GOODWILL AND INTANGIBLE ASSETS

	2011					2010
	Goodwill	Licence fees	Patents	Brands	Total	Goodwill	Licence fees	Patents	Brands	Total
	(US$ million)
Net carrying amount at beginning of year	4	3	—	20	27	4	3	—	25	32
Amortisation	—	—	—	(3)	(3)	—	—	—	(2)	(2)
Translation difference	—	—	—	1	1	—	—	—	(3)	(3)

Net carrying amount	4	3	—	18	25	4	3	—	20	27

Cost (gross carrying amount)	4	3	20	24	51	4	3	20	24	51
Accumulated amortisation and impairments	—	—	(20)	(6)	(26)	—	—	(20)	(4)	(24)

Net carrying amount	4	3	—	18	25	4	3	—	20	27

13.  JOINT VENTURES AND ASSOCIATES

	2011	2010
	(US$ million)
Cost of equity investments	96	96
Share of post-acquisition profit, net of distributions received	1	8
Accumulated impairments	(45)	—
Foreign currency translation effect	24	21

	76	125

Summarised financial information in respect of the group's equity investments is set out below:
Total assets	679	640
Total liabilities	327	298

Net assets	352	342

Group's share of equity investments' net assets after accumulated impairments	76	125

	2011	2010	2009
	(US$ million)
Sales	942	691	756

Profit for the period	17	35	28

Group's share of equity investments' profit for the period	6	13	11

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

13.  JOINT VENTURES AND ASSOCIATES (Continued)

Jiangxi Chenming

        Sappi owns 34% of Jiangxi Chenming Paper Company Limited (Jiangxi Chenming) under a joint venture arrangement. Jiangxi Chenming is established in the People's Republic of China and is principally engaged in the manufacturing and sales of paper and paper products. The financial statements of Jiangxi Chenming are to 31 December of each year which was the reporting date when the company was established. The most recent audited financials were to 31 December 2010.

Umkomaas Lignin (Pty) Limited

        A 50% joint venture agreement with Borregaard Industries Limited for the construction and operation of a lignin plant at Umkomaas and the development, production and sale of products based on lignosulphates in order to build a sustainable lignin business. The financial statements of Umkomaas Lignin (Pty) Limited are to 31 December of each year which is the year end of Borregaard. The most recent audited financials were to 31 December 2010.

Sapin SA

        A 50% joint venture with Sapin SA located in Belgium for the buying and selling of wood and wood chips to Sappi and other paper manufacturers. The financial statements of Sapin SA are to 31 December of each year which is the year end of Sapin SA. The most recent audited financials were to 31 December 2010.

Papierholz Austria GmbH

        A 43% joint venture agreement for the buying and selling of wood and wood chips to Sappi and other paper and pulp manufacturers. The financial statements of Papierholz Austria GmbH are to 31 December of each year which is the year end of Papierholz Austria GmbH. The most recent audited financials were to 31 December 2010.

Timber IV

        A special-purpose entity (SPE) into which Sappi contributed promissory notes (relating to certain Timberlands, equipment and machinery sold by Sappi to a third party timber company) which were pledged as collateral for the SPE to issue bonds. The SPE is not consolidated in our financial statements because we have taken the position that it is controlled by an unrelated investor which has sufficient equity capital at risk. The group's investment in the SPE is nil as of September 2011 (2010: US$6 million) as the underlying promissory notes and bonds have been repaid. The financial statements of Timber IV are to 30 September of each year. The results are unaudited.

Energie Biberist AG

        A 10% investment in Energie Biberist AG (EBAG) in which Sappi exercises significant influence by virtue of the fact that Sappi has the power to appoint one of the five directors. EBAG is an energy company that supplied Biberist Mill with steam and 100% of its electricity requirements. On the cessation of production at Biberist Mill (refer to note 9), the investment in the associate was impaired by the group resulting in a charge to profit or loss in other operating expenses for the period. The financial statements

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

13.  JOINT VENTURES AND ASSOCIATES (Continued)

of EBAG are to 31 December each year which is the year end of EBAG. The most recent audited financials of EBAG were to 31 December 2010.

Impairments of joint ventures and associates

        At the end of fiscal 2011, there were indicators of impairment of certain of our equity accounted investments due to, amongst other things, a decline in the operating environment. The group therefore applied the requirements of IAS 39 to determine whether it was necessary to recognise an impairment loss. The carrying amounts of these investments, including goodwill, were tested for impairment in accordance with IAS 36 (as a single asset) by comparing the recoverable amounts with the carrying amounts. This resulted in an impairment charge of US$45 million being recorded in other operating expenses in profit or loss for the period. As there was no loss of significant influence or disposal of the groups equity accounted investments, the remaining cumulative exchange differences remained in other comprehensive income and has not been reclassified to profit or loss. The recoverable amount was calculated on a value in use basis, using a pre-tax real discount rate of 8.50%.

        Where the year ends of joint ventures and associates are different to Sappi's, the unaudited management accounts of the joint ventures and associates are used for the periods to Sappi's year end.

14.  OTHER NON-CURRENT ASSETS

	2011	2010
	(US$ million)
Loans to the Sappi Limited Share Incentive Trust participants	—	1
Financial assets(1)	22	23
Post-employment benefits—pension asset (refer note 27)	43	37
Advances to tree growers	7	9
Other loans	11	12

	83	82

(1)
Details of investments are available at the registered offices of the respective companies.

15.  INVENTORIES

	2011	2010
	(US$ million)
Raw materials	160	185
Work in progress	79	86
Finished goods	345	376
Consumable stores and spares	166	189

	750	836

        The charge to the group income statement relating to the write down of inventories to net realisable value amounted to US$14 million (2010: US$17 million and 2009: US$10 million).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

15.  INVENTORIES (Continued)

        The cost of inventories recognised as an expense and included in cost of sales amounted to US$5,831 million (2010: US$5,197 million and 2009: US$4,467 million).

        Refer to note 24 for inventory pledged as security.

16.  TRADE AND OTHER RECEIVABLES

	2011	2010
	(US$ million)
Trade accounts receivable, gross	715	754
Allowance for credit losses	(15)	(14)

Trade accounts receivable, net	700	740
Prepayments and other receivables	131	148

	831	888

        Management rates the quality of trade and other receivables, which are neither past due nor impaired, periodically against its internal credit rating parameters. The quality of these trade receivables is such that management believes no impairment provision is necessary, except in situations where they are part of individually impaired trade receivables.

        The directors consider that the carrying amount of trade and other receivables approximates their fair value.

        Prepayments and other receivables primarily represent prepaid insurance and other sundry receivables.

        Trade receivables (including securitised trade receivables) represent 11% (2010: 15%) of turnover.

16.1   Reconciliation of the allowance for credit losses

	2011	2010
Balance at beginning of year	14	15
Raised during the year	10	9
Released during the year	(9)	(9)
Foreign exchange currency translation effect	—	(1)

Balance at end of year	15	14

        An allowance has been made for estimated irrecoverable amounts from the sale of goods of US$15 million (2010: US$14 million). This allowance has been determined by reference to specific customer delinquencies.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

16.  TRADE AND OTHER RECEIVABLES (Continued)

16.2   Analysis of amounts past due

September 2011

        The following provides an analysis of the amounts that are past the due contractual maturity dates:

	Not Impaired	Impaired	Total
Less than 7 days overdue	30	—	30
Between 7 and 30 days overdue	12	—	12
Between 30 and 60 days overdue	4	—	4
More than 60 days overdue	2	15	17

	48	15	63

September 2010

        The following provides an analysis of the amounts that are past the due contractual maturity dates:

	Not Impaired	Impaired	Total
Less than 7 days overdue	18	—	18
Between 7 and 30 days overdue	18	—	18
Between 30 and 60 days overdue	3	1	4
More than 60 days overdue	15	13	28

	54	14	68

        All amounts due which are beyond their contractual repayment terms are reported to regional management on a regular basis. Any provision for impairment is required to be approved in line with the group limits of authority framework.

        The group has a provision of US$15 million (2010: US$14 million) against trade receivables that are past due.

        The group holds no collateral (2010: US$17 million) against these trade receivables that are past due.

        The group has granted facilities to customers to buy on credit for the following amounts:

	2011	2010
Less than US$0.5 million	299	331
Less than US$1 million but equal to or greater than US$0.5 million	277	276
Less than US$3 million but equal to or greater than US$1 million	597	557
Less than US$5 million but equal to or greater than US$3 million	213	225
Equal to or greater than US$5 million	1,031	965

	2,417	2,354

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

16.  TRADE AND OTHER RECEIVABLES (Continued)

16.3   Trade receivables securitisation

        The group operates two trade receivable securitisation programmes due to the cost effectiveness of such structures.

        Our Sappi Southern African securitisation programme is off-balance sheet and is described in detail in note 16.4.

        In fiscal 2011, the group replaced its existing on-balance sheet securitisation programmes with a single three year committed trade receivables purchase programme with UniCredit Bank AG with a programme limit of €360 million. Trade receivables sold in terms of this programme are disclosed as on-balance sheet together with a corresponding liability. At fiscal year end, trade receivables with a value of US$491 million have been pledged as collateral for amounts received as funding under the programme of US$368 million. The group is restricted from selling or repledging the trade receivables that have been pledged as collateral for this liability. For more detail on this programme, refer to note 20.

        Trade receivables pledged as collateral in fiscal 2010, under the previous on-balance sheet securitisation facilities, amounted to US$486 million while the value of the associated liabilities amounted to US$447 million.

16.4   Off-balance sheet structures

Letters of credit discounting

        To improve the group working capital, the group sells certain Letters of Credit to Royal Bank of Scotland (RBS), Hong Kong and Union Bancaire Privee (UBP), Switzerland at each fiscal month end on a non-recourse basis.

"Scheck-Wechsel"

        The Scheck-Wechsel is a financial guarantee supplied by Sappi to the bank of certain customers (trade receivables) who wish to obtain a loan to finance early payment of specified trade receivables (thereby benefiting from an early settlement discount). By signing the Scheck-Wechsel, Sappi provides a financial guarantee to the bank of the customer.

        This financial guarantee contract is initially recognised at fair value. At inception, the risk for Sappi having to reimburse the bank is nil because there is no evidence that the customer will not reimburse its loan to the bank. There is also no guarantee fee due by the bank and the Scheck-Wechsel is a short-term instrument (maximum 90 days). Therefore, the fair value is zero at inception. Subsequently, the financial guarantee contract is measured at the higher of:

  (i)
  the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and

  (ii)
  the amount initially recognised less any cumulative amortisation.

        As no event of default has occurred, no provision has been set up and the fair value at year end remains at zero. However, according to IAS 37, a contingent liability of US$32 million (2010: US$29 million) has been disclosed in this respect.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

16.  TRADE AND OTHER RECEIVABLES (Continued)

Sappi Southern Africa securitisation facility

        Sappi sells the majority of its ZAR receivables to Rand Merchant Bank Limited, which issues commercial paper to finance the purchase of the receivables. Sappi does not guarantee the recoverability of any amounts, but shares proportionately with Rand Merchant Bank Limited the credit risk of each underlying receivable, after all recoveries, including insurance recoveries, with Sappi bearing 15% of such risk (and Rand Merchant Bank Limited the remainder). Sappi administers the collection of all amounts processed on behalf of the bank that are due from the customer. The purchase price of these receivables is adjusted dependent on the timing of the payment received from the client. The rate of discounting that is charged on the receivables is JIBAR (Johannesburg Inter-bank Agreed Rate) plus a spread. This structure is currently treated as an off-balance sheet arrangement.

        If this securitisation facility were to be terminated, we would discontinue further sales of trade receivables and would not incur any losses in respect of receivables previously sold in excess of the 15% mentioned above. There are a number of events which may trigger termination of the facility, amongst others, an amount of defaults above a specified level; terms and conditions of the agreement not being met; or breaches of various credit insurance ratios. The impact on liquidity varies according to the terms of the agreement; generally however, future trade receivables would be recorded on balance sheet until a replacement agreement is entered into.

        The total amount of trade receivables sold at the end of September 2011 amounted to US$121 million (2010: US$215 million). Details of the securitisation programme at the end of fiscal 2011 and 2010 are disclosed in the table below:

Bank	Currency	Value	Facility	Discount charges
2011
Rand Merchant Bank Limited	ZAR	ZAR 979 million	Unlimited(1)	Linked to 3 month JIBAR
2010
Rand Merchant Bank Limited	ZAR	ZAR 1,510 million	Unlimited(1)	Linked to 3 month JIBAR

(1)
The facility in respect of the securitisation facility is unlimited, but subject to the sale of qualifying receivables to the bank.

        Details of the on-balance sheet securitisation facilities are described in note 20.

16.5   Concentration of credit risk

        A significant portion of the group's sales and accounts receivable are from major groups of customers. None of the group's major customers represented more than 10% of our sales during the years ended September 2011 and September 2010. Where appropriate, credit insurance has been taken out over the group's trade receivables.

        None of the group's other receivable financial instruments represent a high concentration of credit risk because the group has dealings with a variety of major banks and customers world-wide.

        The carrying amount of US$831 million (2010: US$888 million) represents the group's maximum credit risk exposure from trade and other receivables.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

16.  TRADE AND OTHER RECEIVABLES (Continued)

        The group has the following amounts due from single customers:

	2011			2010
	Number of customers	US$ million	Percentage	Number of customers	US$ million	Percentage
Greater than US$10 million	9	170	24%	7	131	18%
Between US$5 million and US$10 million	8	51	7%	13	81	11%
Less than US$5 million	2,423	479	69%	2,176	528	71%

	2,440	700	100%	2,196	740	100%

        None of the trade receivables, with balances of equal to or greater than US$5 million as at year end have breached their contractual maturity terms. No impairment charges have been recognised in respect of customers who owe the group more than US$5 million.

        Refer note 29 for further details on credit risk.

17.  ORDINARY SHARE CAPITAL AND SHARE PREMIUM

	2011		2010
	Number of shares	US$ million	Number of shares	US$ million
Authorised share capital:
Ordinary shares of ZAR1 each	725,000,000		725,000,000
"A" ordinary shares of ZAR1 each(1)	19,961,476		19,961,476
Issued share capital:
Ordinary shares of ZAR1 each	541,446,223	67	541,446,223	77
"A" ordinary shares of ZAR1 each(1)	19,961,476	2	19,961,476	3
Treasury shares(2)	(40,942,907)	(5)	(41,896,595)	(6)
Share premium	—	1,361	—	1,564

	520,464,792	1,425	519,511,104	1,638

(1)
The "A" ordinary shares are unlisted but rank pari passu with the ordinary shares in all respects except for dividend entitlements where the "A" ordinary shares are entitled to 50% of the dividends payable on the ordinary shares. The "A" ordinary shares have the same voting rights as ordinary shares but are not listed on the JSE Limited. Sappi will have the option to repurchase a number of "A" ordinary shares in August 2019. The number of any "A" ordinary shares that Sappi elects to buy back on the repurchase date will depend on the price performance of the ordinary shares over the period of the transaction with the remaining "A" ordinary shares being distributed to the beneficiaries and converted into ordinary shares. The "A" ordinary shares' rights, terms, conditions of conversion and privileges are contained in Article 38 of Sappi's Articles, details of which are available for inspection at the company's registered offices.

(2)
Includes 20,981,431 (2010: 21,935,119) ordinary shares as well as 19,961,476 (2010: 19,961,476) "A" ordinary shares that are held by group entities, including The Sappi Limited Share Incentive Trust (the Scheme) and the trusts set up to house the Broad-Based Black Economic Empowerment transaction. These shares may be utilised to meet the requirements of the trusts.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

17.  ORDINARY SHARE CAPITAL AND SHARE PREMIUM (Continued)

        The movement in the number of treasury shares is set out in the table below:

	Number of shares
	2011	2010
Ordinary treasury shares:
Ordinary treasury shares at beginning of year (including Scheme shares)	21,935,119	21,384,559
Treasury shares issued to participants of the Scheme	(953,688)	550,560

—Share options (per note 28)	(32,312)	—
—Share plan options (per note 28)	(1,087,556)	—
—Scheme shares forfeited, released and other	166,180	550,560

Ordinary treasury shares at end of year	20,981,431	21,935,119
"A" ordinary treasury shares:
"A" ordinary shares issued to the Broad-Based Black Economic Empowerment trusts	19,961,476	19,961,476

	40,942,907	41,896,595

        Included in the issued and unissued share capital of 725,000,000, is a total of 42,700,870 shares (adjusted for the rights issue in fiscal 2009) which may be used to meet the requirements of the Scheme and/or The Sappi Limited Performance Share Incentive Trust (the Plan). In terms of the rules of the Scheme and the Plan, the maximum number of shares which may be acquired in aggregate by the Scheme and/or the Plan and allocated to participants of the Scheme and/or the Plan from time to time is 42,700,870 shares, subject to adjustment in case of any increase or reduction of Sappi's issued share capital on any conversion, redemption, consolidation, sub-division and/or any rights or capitalisation issue of shares. Sappi is obliged to reserve and keep available at all times out of its authorised but unissued share capital such number of shares (together with any treasury shares held by Sappi subsidiaries which may be used for the purposes of the Scheme and/or the Plan) as shall then be required in terms of the Scheme and/or the Plan. Authority to use treasury shares for the purposes of the Scheme and/or the Plan was granted by shareholders at the annual general meeting held on 7 March 2005.

        Since March 1994, 3,002,894 (2010: 2,970,582) shares have been allocated to the Scheme participants and paid for, and 13,617,202 (2010: 14,799,182) shares have been allocated to the Scheme participants and not yet paid for. In terms of the Plan, 7,380,900 (2010: 9,312,840) shares have been allocated and remain unpaid for, and 1,742,677 (2010: 176,491) shares have been allocated and paid for by the Plan participants.

Capital risk management

        The capital structure of the group consists of:

  –
  issued share capital and share premium and accumulated profits disclosed above and in the statement of changes in equity respectively;

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

17.  ORDINARY SHARE CAPITAL AND SHARE PREMIUM (Continued)

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

        The group monitors its gearing through a ratio of net debt (interest-bearing borrowings and overdraft less cash and cash equivalents) to total capitalisation (shareholders' equity plus net debt).

        The group has entered into a number of debt facilities which contain certain terms and conditions in respect of capital management.

        During fiscal 2011 and 2010, we were in compliance with the financial covenants relating to the loans payable.

        The group's strategy with regard to capital risk management remains unchanged from 2010.

18.  OTHER COMPREHENSIVE (LOSS) INCOME

	2011	2010	2009
	(US$ million)
Exchange differences on translation of foreign operations	(151)	52	14

Gross amount	(151)	52	14
Tax	—	—	—

Actuarial losses on post-employment benefit funds	(60)	(60)	(197)

Gross amount (refer note 27)	(59)	(71)	(229)
Tax	(1)	11	32

Fair value adjustment on available-for-sale financial instruments	2	2	—

Gross amount	2	2	—
Tax	—	—	—

Hedging reserves	4	14	(14)

Gross amount	6	14	(14)
Tax	(2)	—	—

Other comprehensive (loss) income recorded directly in equity	(205)	8	(197)
(Loss) profit for the year	(232)	66	(177)

Total comprehensive (loss) income for the year	(437)	74	(374)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

19.  NON-DISTRIBUTABLE RESERVES

	2011	2010
	(US$ million)
Legal reserves in subsidiaries	77	78
Share-based payment reserve	70	69
Other	16	14

Capital reduction(1)	1	1
Capitalisation of distributable reserves(2)	11	11
Available-for-sale financial assets	4	2

	163	161

	2011				2010
	Legal reserves(2)	Share-based payment reserve	Other	Total	Legal reserves(2)	Share-based payment reserve	Other	Total
	(US$ million)
Opening balance	78	69	14	161	82	48	13	143
Transfer from retained earnings	—	—	—	—	2	—	—	2
Transfers of vested share options	—	(7)	—	(7)	—	—	—	—
Share-based payment expense	—	20	—	20	—	17	—	17
Movement on available-for-sale financial assets	—	—	2	2	—	—	2	2
Translation difference	(1)	(12)	—	(13)	(6)	4	(1)	(3)

	77	70	16	163	78	69	14	161

(1)
Reduction in capital arising from the transfer of share premium under a special resolution dated 14 April 1975.

(2)
Represents equity of the company that is not available for distribution as a result of appropriations of equity by subsidiaries and legal requirements, respectively.

20.  INTEREST-BEARING BORROWINGS

	2011	2010
	(US$ million)
Secured borrowings
—Mortgage and pledge over trade receivables and certain assets (refer note 24 for details of encumbered assets)	1,929	1,605
—Capitalised lease liabilities (refer note 24 for details of encumbered assets)	37	50

Total secured borrowings	1,966	1,655
Unsecured borrowings	772	1,353

Total borrowings (refer note 29)	2,738	3,008
Less: Current portion included in current liabilities	449	691

	2,289	2,317

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

20.  INTEREST-BEARING BORROWINGS (Continued)

        The repayment profile of the interest-bearing borrowings is as follows:

        Payable in the year ended September:

	(US$ million)
2011(1)		691
2012	449	892
2013	201	352
2014	1,111	842
2015	6	7
2016 (September 2010: thereafter)	62	224
Thereafter	909

	2,738	3,008

(1)
Included in the US$691 million reflected as payable in 2010 is US$447 million debt relating to securitisation funding which had the characteristics of a short-term revolving facility.

Capitalised lease liabilities

        Finance leases are primarily for plant and equipment. Lease terms generally range from five to ten years with options to make early settlements or renew at varying terms. At the time of entering into capital lease agreements, the commitments are recorded at their present value using applicable interest rates. As of September 2011, the aggregate amounts of minimum lease payments and the related imputed interest under capitalised lease contracts payable in each of the next five financial years and thereafter are as follows:

	2011			2010
	Minimum lease payments	Interest	Present value of minimum lease payments	Minimum lease payments	Interest	Present value of minimum lease payments
	(US$ million)
Payable in the year ended September:
2011				16	(5)	11
2012	19	(4)	15	17	(3)	14
2013	14	(2)	12	15	(2)	13
2014	5	(1)	4	6	(1)	5
2015	7	(1)	6	7	—	7

Total future minimum lease payments	45	(8)	37	61	(11)	50

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

20.  INTEREST-BEARING BORROWINGS (Continued)

        Set out below are details of the more significant non-current interest-bearing borrowings in the group at September 2011:

	Currency	Interest rate(1)	Principal amount outstanding	Balance sheet value	Security/ Cession	Expiry	Financial covenants
Redeemable bonds
Public bond	EUR	Fixed	€350 million	€322 million(2)(3)	Property, plant and equipment, intercompany receivables and shares in subsidiaries	August 2014	No financial covenants
Public bond	US$	Fixed(4)	US$300 million	US$285 million(2)(3)	Property, plant and equipment, intercompany receivables and shares in subsidiaries	August 2014	No financial covenants
Public bond	EUR	Fixed	€250 million	€245 million(2)(3)	Property, plant and equipment, intercompany receivables and shares in subsidiaries	April 2018	No financial covenants
Public bond	US$	Variable(5)	US$350 million	US$361 million(2)(3)	Property, plant and equipment, intercompany receivables and shares in subsidiaries	April 2021	No financial covenants
Public bond	US$	Fixed	US$221 million	US$218 million(3)(6)(7)	Unsecured	June 2032	No financial covenants
Public bond	ZAR	Fixed	ZAR1,000 million	ZAR1,000 million	Unsecured	June 2013	No financial covenants
Public bond	ZAR	Fixed	ZAR1,000 million	ZAR1,000 million	Unsecured	October 2011(8)	No financial covenants
Public bond	ZAR	Fixed	ZAR499 million	ZAR499 million(3)	Unsecured	June 2012	No financial covenants
Public bond	ZAR	Fixed	ZAR499 million	ZAR499 million(9)	Unsecured	June 2016	No financial covenants
Private Placement Bond	ZAR	Fixed	ZAR149 million	ZAR149 million	Unsecured	November 2012	No financial covenants
Private Placement Bond	ZAR	Fixed	ZAR148 million	ZAR148 million	Unsecured	January 2013	No financial covenants
Private Placement Bond	ZAR	Fixed	ZAR37 million	ZAR37 million	Unsecured	March 2013	No financial covenants
Private Placement Bond	ZAR	Fixed	ZAR68 million	ZAR68 million(3)	Unsecured	December 2013	No financial covenants

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

20.  INTEREST-BEARING BORROWINGS (Continued)

	Currency	Interest rate(1)	Principal amount outstanding	Balance sheet value	Security/ Cession	Expiry	Financial covenants
Secured loans
UniCredit Bank	EUR	Variable	€192 million	€192 million	Trade receivables	August 2014	EBITDA to net interest, net debt to EBITDA and net debt to total capitalisation(10)
UniCredit Bank	US$	Variable	US$111 million	US$111 million	Trade receivables	August 2014	EBITDA to net interest, net debt to EBITDA and net debt to total capitalisation(10)
Revolving Credit Facility	EUR	Variable	€100 million	€100 million	Property, plant and equipment, intercompany receivables and shares in subsidiaries	April 2016	EBITDA to net interest, net debt to EBITDA and net debt to total capitalisation(10)
Österreichische Kontrollbank	EUR	Variable	€17 million	€17 million(6)(9)	Property, plant and equipment, intercompany receivables and shares in subsidiaries	June 2013	EBITDA to net interest, net debt to EBITDA and net debt to total capitalisation(10)
Capitalised leases
Fortum	EUR	Variable	€15 million	€15 million	Plant and equipment	November 2012	No financial covenants
Rand Merchant Bank	ZAR	Fixed	ZAR131 million	ZAR131 million(9)	Buildings	September 2015	No financial covenants
Unsecured bank term loans
Österreichische Kontrollbank	EUR	Variable	€58 million	€58 million(9)		December 2011	No financial covenants
Nedbank	ZAR	Fixed	ZAR281 million	ZAR281 million		March 2014	Gearing ratio/interest and dividend cover(11)
Peritum Trading	ZAR	Fixed	ZAR15 million	ZAR15 million(9)		June 2014	No financial covenants
Royal Bank of Scotland	EUR	Fixed	€10 million	€10 million		December 2011	No financial covenants

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

20.  INTEREST-BEARING BORROWINGS (Continued)

	Local currency million	US$ million
The analysis of the currency per debt is:
US Dollar(12)	975	975
Euro	964	1,290
ZAR	3,827	473

		2,738

(1)
The nature of the rates for the group bonds is explained in note 29 to the financial statements. The nature of the interest rates is determined with reference to the underlying economic hedging instrument.

(2)
Under the relevant indenture, certain limitations exist including, on dividend distributions and other payments, indebtedness, asset sales, liens, guarantees and mergers and consolidations. In case of a change of control, holders have a right to require the relevant issuer to repurchase all or any part of their bonds at a purchase price of 101% of the principal amount of bonds.

(3)
The principal value of the loans / bonds corresponds to the amount of the facility, however, the outstanding amount has been adjusted by the discounts paid upfront and the fair value adjustments relating to hedge accounting.

(4)
US Dollar fixed interest rates have been swapped into Euro fixed interest rates. These swaps are subject to hedge accounting.

(5)
US Dollar fixed interest rates have been swapped into variable US Dollar interest rates. These swaps are subject to hedge accounting ..

(6)
Under the relevant indenture, limitations exist on liens, sale and leaseback transactions and mergers and consolidation. Sappi Limited must maintain a majority holding in Sappi Papier Holding GmbH Group.

(7)
Sappi Papier Holding GmbH, Sappi Limited or Sappi International SA may at any time redeem the 2032 public bonds (the "Securities"), in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Securities to be redeemed and (ii) a make-whole amount based upon the present values of remaining payments at a rate based upon yields of specified US treasury securities plus 30 basis points, together with interest calculated on the principal amount of the securities to be redeemed up to the date of redemption.

(8)
The bond was repaid. Refer to note 31.

(9)
The value outstanding equals the total facility available.

(10)
Financial covenants relate to the Sappi Limited Group.

(11)
The financial covenant relates to the financial position of Sappi Southern Africa (Pty) Limited, a wholly-owned subsidiary of Sappi Limited.

(12)
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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

20.  INTEREST-BEARING BORROWINGS (Continued)

        During fiscal 2011 and 2010, we were in compliance with the financial covenants relating to all loans payable. Compliance with applicable covenants are regularly monitored on an ongoing basis. If a possible breach of a financial covenant were to be expected, negotiations would commence with the applicable institutions before such breach occurs.

Borrowing facilities secured by trade receivables

        On 25 August 2011, Sappi entered into a three-year committed trade receivables purchase programme with UniCredit Bank AG with a programme limit of €360 million. The proceeds from the programme was used to refinance the group's short-term securitisation programme with Galleon Capital LLC that was due to mature in December 2011.

        In terms of the programme, the securitisation sellers being Sappi Lanaken NV on behalf of Sappi Fine Paper Europe, Sappi NA Finance LLC (a special purpose entity) on behalf of Sappi Fine Paper North America and, Sappi Deutschland GmbH and Sappi Papier Holding GmbH on behalf of Sappi Trading sell certain eligible trade receivables to Elektra Purchase N° 29 Ltd (Elektra), an Irish bankruptcy remote entity, that is consolidated by the Sappi Group. Elektra has a commissioning agreement with Arabella Finance Limited (Arabella), an entity belonging to UniCredit Bank AG that issues commercial paper to fund the purchase of the trade receivables (alternative funding resources are available should the market for commercial paper be disrupted). The funding is settled in US Dollar and Euro.

        As at September 2011, a reserve, that is reset on a monthly basis, amounting to 25% as well as a letter of credit covering the credit risk up to the maximum facility was required.

        The cost of the programme includes a variable component based on the cost of funding of Arabella, a fixed margin of 1.75% in addition to a commitment fee of 0.90% computed on the difference between €330 million and the used portion of the programme limit.

        The trade receivables are legally transferred; however, these receivables do not qualify for de-recognition under IAS 39 as most of the market risk (foreign exchange risk and interest rate risk) and the credit risk is retained by Sappi. As a result, the trade receivables' sold under the programme is accounted for as on-balance sheet with a corresponding liability (external loan) being recognised. The corresponding interest is recorded within finance costs.

        Further detail of the value of trade receivables pledged as security for this programme is included in notes 16 and 24.

Unutilised facilities

        The group monitors its availability of funds on a weekly basis. The group treasury committee monitors the amount of unutilised facilities to assess the headroom available. The net cash balances

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

20.  INTEREST-BEARING BORROWINGS (Continued)

included in current assets and current liabilities are included in the determination of the headroom available.

	Currency	Interest rate	2011	2010
			(US$ million)
Unutilized committed facilities
Syndicated loan/revolving credit facility(1)	EUR	Variable (EURIBOR)	335	282
Cash management overdraft facility	EUR	Variable (EURIBOR)	24	—
Various southern African facilities	ZAR	Variable (JIBAR)	62	—
Securitisation facility (if underlying eligible trade receivables would be available)	EUR	Variable (cost of funding bank)	114	—

			535	282

Unutilised uncommitted facilities
Southern Africa	ZAR	Variable (JIBAR)	43	61

Total unutilised facilities (committed and uncommitted) excluding cash			578	343

(1)
Syndicated loan with a consortium of banks with JP Morgan Europe Limited as facility agent with a remaining revolving facility available of €250 million, which is subject to financial covenants relating to the Sappi Group and is secured by the same assets as the public bonds maturing in 2014, 2018 and 2021. In April 2011, the then undrawn syndicated loan facility maturing in 2012 was increased from €209 million to a €350 million facility and extended to April 2016. We have paid a total commitment fee of US$7 million (2010: US$7 million) in respect of the syndicated loan facility.

Fair value

        The fair values of all interest-bearing borrowings are disclosed in note 29.

21.  OTHER NON-CURRENT LIABILITIES

	2011	2010
	(US$ million)
Post-employment benefits—pension liability (refer note 27)	311	298
Post-employment benefits other than pension liability (refer note 27)	175	178
Long-term employee benefits (refer note 27)	4	5
Workmen's compensation (refer note 27)	11	9
Long service awards	22	26
Land restoration provision	21	19
Deferred income	3	3
Other	6	8

	553	546

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

22.  PROVISIONS

	2011	2010
	(US$ million)
Restructuring provisions	105	29
Other provisions	2	4

Balance at September	107	33

        Details of the restructuring provisions are provided below. These provisions are expected to be utilised within the next financial year and consequently, are disclosed as current liabilities.

Restructuring provisions	Severance, retrenchment & related costs	Lease cancellation & penalty costs	Other closure costs	Total
	(US$ million)
Balance at September 2009	18	3	11	32
Increase in provisions	10	—	31	41
Utilised	(19)	—	(23)	(42)
Released during the year	—	—	(2)	(2)
Other movements	—	—	1	1
Translation effect	—	(1)	—	(1)

Balance at September 2010	9	2	18	29
Increase in provisions(1)	76	22	40	138
Utilised	(17)	—	(37)	(54)
Released during the year	—	—	(1)	(1)
Translation effect	(5)	(1)	(1)	(7)

Balance at September 2011	63	23	19	105

(1)
Pursuant to the group's strategy review, the group implemented a number of initiatives during the year which resulted in significant restructuring charges being recorded during fiscal 2011.

September 2011 restructuring provisions

Sappi Fine Paper Europe

        Biberist Mill.    In March 2011, Sappi announced the potential closure of its Biberist Mill in Switzerland. A total of 550 employee positions were affected by the closure and a restructuring charge related to severance, retrenchment and other related closure costs of US$70 million was raised during the year. US$26 million was utilised by fiscal year end.

Sappi Fine Paper Europe: Central Services

        As a result of the Biberist mill closure, approximately 100 employees are expected to be made redundant across Europe, 30 of whom were made redundant by fiscal year end. A restructuring charge of US$6 million was raised in the last quarter of fiscal 2011. US$1 million was utilised by fiscal year end.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

22.  PROVISIONS (Continued)

        A further fixed cost optimisation program commenced in the last fiscal quarter affecting approximately 330 positions across Europe. A restructuring charge of US$14 million was raised in the last fiscal quarter. At fiscal year end, 4 employees were impacted.

Sappi Southern Africa

        Adamas Mill.    During the financial year ended September 2011, Sappi Southern Africa announced the decision to permanently close the Adamas Mill and integrate the mill's products into the production lines at the Stanger Mill and Enstra Mill. A total of 215 employees were affected by the closure of the Adamas Mill. The mill was a producer of uncoated woodfree specialities paper. A provision of approximately US$7 million relating to restructuring charges and scrapping of spares was raised and utilised during the year.

Sappi Paper and Paper Packaging Operations

        Our latest review of the paper and paper packaging operations, completed in the fourth fiscal quarter of 2011, indicated that the production of certain paper and paper packaging products would need to be curtailed. As a result of the curtailment, a restructuring charge of US$29 million was raised. Approximately 560 employees are expected to be affected.

        Usutu Mill.    At the end of January 2010, Usutu Mill ceased operations and the pulp mill was permanently closed. An additional restructuring charge of US$3 million was incurred against the spares related to the mill.

Sappi Southern Africa: Central Services

        During the financial year ended September 2011, Sappi announced the decision to restructure the support function which include Human Resources, Finance, Procurement and Corporate Affairs. A total of 200 employees will be affected by this restructure. A restructuring provision of approximately US$5 million relating to restructuring charges was raised.

September 2010 restructuring provisions

Sappi Fine Paper Europe

        Kangas Mill.    In January 2010, Sappi Fine Paper Europe ceased operations at its Kangas mill. A total of 150 employees were affected by the closure of the mill. A restructuring provision of US$14 million was raised during the year, of which, US$8 million was utilised by September 2010. The balance of the provision at the end of fiscal 2011 was US$4 million.

Sappi Southern Africa

        Usutu Mill.    In January 2010, Sappi Southern Africa ceased production at Usutu mill affecting 491 employees by that fiscal year end. Adverse market conditions and the cumulative severe impact of fire damage over previous years had made the mill unviable. A provision relating to severance, retrenchment and other related closure costs of US$24 million was raised during fiscal 2010. At the end of fiscal 2011, the balance of the provision was US$5 million.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

23.  NOTES TO THE GROUP STATEMENTS OF CASH FLOWS

23.1 Cash generated from operations

	2011	2010	2009
	(US$ million)
(Loss) profit for the year	(232)	66	(177)
Adjustment for:
—Depreciation	414	411	396
—Fellings	82	71	69
—Amortisation	3	2	2
—Taxation charge (benefit)	11	20	(41)
—Net finance costs	307	255	145
—Impairments (reversals) of assets and investments	167	(20)	79
—Restructuring provisions raised and closure costs	135	46	34
—Fair value adjustment gains and growth on plantations	(65)	(98)	(6)
—Post-employment benefits funding	(70)	(73)	(62)
—Broad-Based Black Economic Empowerment transaction charge	5	23	—
—Other non-cash items	41	34	(7)

	798	737	432

23.2 (Increase) decrease in working capital

	2011	2010	2009
	(US$ million)
Decrease (increase) in inventories	62	(72)	116
Decrease (increase) in receivables	66	(74)	175
(Decrease) increase in payables	(226)	141	(139)

	(98)	(5)	152

23.3 Finance costs paid

	2011	2010	2009
	(US$ million)
Gross interest and other finance costs	(348)	(309)	(198)
Net foreign exchange gains	13	17	17
Net fair value gains (losses) on financial instruments	16	21	(25)
Non-cash movements included in items above	53	65	99

	(266)	(206)	(107)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

23.  NOTES TO THE GROUP STATEMENTS OF CASH FLOWS (Continued)

23.4 Taxation paid

	2011	2010	2009
	(US$ million)
Amounts unpaid at beginning of year	(35)	(54)	(54)
Translation effects	(2)	4	(2)
Taxation (charge) benefit to profit or loss	(14)	6	(3)
Net amounts unpaid at end of year	13	35	54

Cash amounts paid	(38)	(9)	(5)

23.5 Replacement of non-current assets

	2011	2010	2009
	(US$ million)
Property, plant and equipment	(213)	(173)	(146)
Plantations	—	—	(1)

	(213)	(173)	(147)

23.6 Proceeds on disposal of non-current assets

	2011	2010	2009
	(US$ million)
Book value of property, plant and equipment disposed of	5	16	—
Profit on disposal	1	5	2

	6	21	2

23.7 Acquisition

        On 31 December 2008, Sappi acquired M-real's coated graphic paper business for an enterprise value of €750 million (approximately US$1.1 billion). The final purchase consideration was reduced by assumed debt and other adjustments (including working capital). The transaction was settled through a vendor loan note, an issue of Sappi Limited shares and cash. The transaction included M-real's coated graphic paper business, including brands and company knowledge, as well as four coated graphic mills.

23.8 Cash and cash equivalents

	2011	2010	2009
	(US$ million)
Cash and deposits on call	595	791	727
Money market instruments	44	1	43

	639	792	770

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

24.  ENCUMBERED ASSETS

        The book values of assets which are mortgaged, hypothecated or subject to a pledge as security for borrowings, subject to third party ownership in terms of capitalised leases or suspensive sale agreements, are as follows:

	2011	2010	2009
	(US$ million)
Land and buildings	278	309	322
Plant and equipment	1,164	1,295	1,542
Inventory	178	186	164
Trade receivables	491	486	460

	2,111	2,276	2,488

        Suspensive sale agreements are instalment sale agreements which the group has entered into in respect of certain property, plant and equipment where the assets purchased are encumbered as security for the outstanding liability until such time that the liability is discharged.

        The encumbered assets relate mainly to the security provided under the following facilities:

  –
  Public high yield bonds of (refer to note 20):

    US$300 million due in 2014;
    €350 million due in 2014;
    €250 million due in 2018; and
    US$350 million due in 2021.

  –
  An Österreichische Kontrollbank loan of €25 million with an outstanding balance of €17 million (refer to note 20).

  –
  The committed revolving credit facility of €350 million with a drawn amount of €100 million (refer to note 20).

  –
  The securitisation facility with UniCredit Bank of €360 million with a current balance of €275 million (refer to notes 16 and 20).

        The security consists substantially of (i) the land, plant and equipment located at Sappi's production facilities in Gratkorn, Austria; Kirkniemi, Finland; Maastricht, The Netherlands; Nijmegen, The Netherlands; Skowhegan/Somerset, Maine, USA, and Cloquet, Minnesota, USA and (ii) certain inventory owned by SD Warren Company and Sappi Cloquet LLC. The security also includes certain shares in subsidiaries and certain inter-company receivables which are not reflected in the total above.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

25.  COMMITMENTS

	2011	2010	2009
	(US$ million)
Capital commitments
Contracted but not provided	61	62	62
Approved but not contracted(1)	416	109	126

	477	171	188

Future forecasted cash flows of capital commitments at September:
2010			102
2011		104	48
2012 (2009: thereafter)	365	32	38
2013 (2010: thereafter)	75	35
Thereafter	37

	477	171	188

(1)
Includes approximately US$302 million related to our chemical cellulose expansion project in southern Africa.

        The capital expenditure is expected to be financed by funds generated by the business, existing cash resources and borrowing facilities available to the group.

Lease commitments

        Future undiscounted minimum operating lease obligations payable in the year ended September:

	2011	2010	2009
	(US$ million)
2010			31
2011		20	14
2012	29	16	7
2013	17	10	4
2014	12	7	2
2015 (2009: thereafter)	8	5	38
2016 (2010: thereafter)	3	37
Thereafter	36

	105	95	96

        The lease commitments for 2010 were previously disclosed as US$130 million. This has been revised to US$95 million as certain purchase obligations were previously recorded as operating leases in terms of IFRIC 4.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

25.  COMMITMENTS (Continued)

        Future undiscounted minimum operating lease obligations payable in the year ended September:

	As previously reported	Adjustment	Adjusted
2011	40	(20)	20
2012	23	(7)	16
2013	16	(6)	10
2014	9	(2)	7
2015	5	—	5
2016 (2010: thereafter)	37	—	37

	130	(35)	95

        Further information on capital commitments relating to environmental matters can be found in note 32.

26.  CONTINGENT LIABILITIES

	2011	2010
	(US$ million)
Guarantees and suretyships	33	48
Other contingent liabilities	15	8

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS

Summary of results

	All plans	Defined contribution plans		Defined benefit pension plans		Other defined benefit plans
	2012	2011	2010	2011	2010	2011	2010
	(US$ million)
Post-retirement plan costs recognised in income statements		46	42	14	15	14	14
Employer contributions paid over the fiscal year		47	40	58	66	11	11
Expected employer contributions to be paid over next fiscal year
—Defined contribution plans	37
—Defined benefit pension plans	47
—Other defined benefit plans	12
Pension/other benefit plan liabilities are presented on the balance sheets as follows:
Pension/other benefit liabilities (refer note 21)				311	298	175	178
Pension assets (refer note 14)				(43)	(37)	—	—
Accrued contributions(1)/obligations (included in other payables)		3	4	—	—	7	7

Net balance sheet liabilities		3	4	268	261	182	185

(1)
Amounts to defined contribution plans due in respect of the current reporting period that had not yet been paid over to the plans.

Development in the balance sheets for the pension/other benefit plans

	Defined benefit pension plans		Other defined benefit plans
	2011	2010	2011	2010
	(US$ million)
Net pension/other benefit liabilities at beginning of year	(261)	(256)	(185)	(179)
Net pension/other benefit costs for the year	(14)	(15)	(14)	(14)
Employer contributions	58	66	11	11
Net actuarial (losses) gains for the year to other comprehensive income (OCI)	(50)	(73)	(9)	2
Foreign currency (losses) gains exchange effect	(1)	17	15	(5)

Net pension/other benefit liabilities at end of year	(268)	(261)	(182)	(185)

        Accumulated liabilities exceeded assets in all defined benefit plans except for two plans in southern Africa and one plan in Europe.

        The following pages set out the summarized results above in more detail.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

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

        The total cost charged to the income statement of US$46 million (2010: US$42 million, 2009: US$33 million) represents contributions payable to these plans by the group based on rates specified in the rules of these plans. As at September 2011, US$3 million (2010: US$4 million, 2009: US$2 million) was due in respect of the current reporting period that had not yet been paid over to the plans.

Defined benefit pension plans

        The group operates 13 principal defined benefit pension and / or lump sum plans plus a number of smaller plans. These include plans closed to new entrants and plans closed to future accrual for existing members. Plans open to new entrants or future accrual cover all qualifying employees. All plans have been established in accordance with applicable legal requirements, customs and existing circumstances in each country. Plans remain open to new members except for the following: plans in southern Africa, Austria and some in Germany. Plans in the United Kingdom and one in North America are closed to future accrual.

        Benefits are generally based upon compensation and years of service, with varying definitions of compensation such as average salary near retirement or career average revalued earnings. Exceptions to these are certain plans in Germany and Austria that provide fixed benefits and certain plans in North America that provide benefits based on years of service and a '$ multiplier'. The $ multiplier is a nominal US Dollar amount that historically has increased from time to time.

        With the exception of our German and Austrian plans (which are unfunded), the assets of these plans are held in separate trustee administered funds which are subject to varying statutory requirements in the particular countries concerned. In terms of these requirements, periodic actuarial valuations of these funds are performed by independent actuaries.

        As of September 2011, the total number of active members (ie accruing benefits) in our defined benefit pension plans is approximately 6,500.

        During the year, our plan in Switzerland was sold to an unrelated third party entity. A small contingent liability remains at year end, due to delays from regulatory clearance. The plan shows a nil net liability on the group's balance sheet. In Southern Africa, a small plan consisting of legacy pensioners was settled with a local insurance company. The agreement was set up prior to year end, but due to timing, the benefits will be settled after fiscal year end. The plan shows a nil net liability on the group's balance sheet.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

Post-employment benefits other than pensions ('other defined benefit' plans)

        The group sponsors two defined benefit post-employment plans that provide certain healthcare and life insurance benefits to eligible retired employees of the North American and South African operations. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of service.

Other employee benefits

        Group companies have no other significant post-employment defined benefit obligations except for the following:

  –
  Jubilee (long service award plans) in continental Europe of US$22 million, an early retirement benefit plan in Belgium of US$9 million (of which US$4 million is long-term per note 21).

  –
  'ATZ' (early retirement) benefit obligations in Germany and Austria totalling US$9 million (within 'other payables').

  –
  Workmen's compensation benefit obligations in North America totalling US$15 million (of which US$11 million is long-term per note 21).

        Actuarial valuations of all plans are performed annually with the exception of our South African and United Kingdom defined benefit pension plans where an actuarial review is performed annually with an actuarial valuation being performed on a tri-annual basis.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

        All post-employment obligations were measured at the end of the financial year.

	2011		2010
	Defined benefit pension plans	Other defined benefit plans	Defined benefit pension plans	Other defined benefit plans
	(US$ million)
Change in present value of defined benefit obligations
Defined benefit obligations at beginning of years	2,069	182	1,945	175
Current service costs	29	4	27	4
Past service (credits) costs	(4)	—	1	—
Interest costs	105	11	107	11
Plan participants' contributions	7	—	7	—
Actuarial (gains) losses experience	(4)	5	21	(9)
Actuarial losses assumptions	23	4	122	7
Gains on curtailments and settlements	(233)	—	—	—
Benefits paid	(123)	(11)	(128)	(11)
Translation differences	(42)	(15)	(33)	5

Defined benefit obligations at end of years	1,827	180	2,069	182

Present value of wholly unfunded obligations	134	180	144	182
Present value of wholly and partly funded obligations	1,693	—	1,925	—
Change in fair value of plan assets
Fair value of plan assets at beginning of years	1,808	—	1,695	—
Expected returns on plan assets*	111	—	114	—
Actuarial (losses) gains on plan assets	(31)	—	70	—
Employer contributions	58	11	66	11
Plan participants' contributions	7	—	7	—
Benefits paid	(123)	(11)	(128)	(11)
Losses on curtailments and settlements	(228)	—	—	—
Translation differences	(43)	—	(16)	—

Fair value of plan assets at end of years	1,559	—	1,808	—

Deficits	(268)	(180)	(261)	(182)
Unrecognised past service credits	—	(2)	—	(3)

Recognised pension/other benefit plan liabilities	(268)	(182)	(261)	(185)

*
Net of administration costs.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

	2011		2010
	Pension	Other	Pension	Other
	(US$ million)
Regional split of liabilities
Southern Africa	357	88	369	90
Europe (incl UK)	857	—	1,136	—
North America	613	92	564	92

Total	1,827	180	2,069	182

	2011		2010
	Pension	Other	Pension	Other
	(US$ million)
Regional split of assets
Southern Africa	362	—	399	—
Europe (incl UK)	710	—	935	—
North America	487	—	474	—

Total	1,559	—	1,808	—

	2011		2010
	Pension	Other	Pension	Other
	(US$ million)
Regional split of recognised liabilites
Southern Africa	5	(88)	30	(90)
Europe (incl UK)	(147)	—	(201)	—
North America	(126)	(94)	(90)	(95)

Total	(268)	(182)	(261)	(185)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

	2011		2010		2009
	Defined benefit pension plans	Other defined benefit plans	Defined benefit pension plans	Other defined benefit plans	Defined benefit pension plans	Other defined benefit plans
	(US$ million)
Periodic pension/other benefit costs recognised in income statements
Current service costs	29	4	27	4	21	2
Past service costs	(4)	—	1	—	—	—
Interest costs	105	11	107	11	103	10
Expected returns on plan assets*	(111)	—	(114)	—	(104)	—
Amortisation of past service (credits) costs	—	(1)	(6)	(1)	1	(1)
Gains on curtailments and settlements	(5)	—	—	—	—	(1)

Net periodic pension/other benefit costs charged to cost of sales and selling, general and administrative expenses	14	14	15	14	21	10

Actual returns on plan assets	80	—	184	—
Actual returns on plan assets (%)	4.4%	—	10.9%	—
Amounts recognised in the statements of other comprehensive income
Actuarial (losses) gains	(50)	(9)	(73)	2
Cumulative actuarial losses recognised in the statements of other comprehensive income
Actuarial losses	(457)	(61)	(407)	(52)

*
Net of administration costs.

	2011		2010		2009
	Pension	Other	Pension	Other	Pension	Other
	(US$ million)
Regional split of pension / benefit cost
Southern Africa	3	9	—	9	—	6
Europe (incl UK)	11	—	13	—	15	—
North America	—	5	2	5	6	4

Total	14	14	15	14	21	10

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

for the year ended September 2011

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

        Peer data and historical returns are reviewed for reasonableness and appropriateness. In addition, Sappi may consult with and consider the opinions of financial and other professionals in developing appropriate return benchmarks.

	2011	2010
Regional split of plan asset investment returns
Southern Africa	11%	10%
Europe (incl UK)	1%	9%
North America	6%	14%

	2011		2010
	Pension	Other	Pension	Other
	(US$ million)
Regional split of movements to OCI
Southern Africa	(33)	(8)	(24)	8
Europe (incl UK)	29	—	(27)	—
North America	(46)	(1)	(22)	(6)

Total	(50)	(9)	(73)	2

	2011			2010
	Southern Africa	Europe	North America	Southern Africa	Europe	North America
Weighted average actuarial assumptions at balance sheet dates
Discount rates (pensions) (%)	8.75	5.02	4.50	8.25	4.05	4.90
Compensation increases (%)**	6.75	2.00	3.50	6.20	2.40	3.50
Expected long-term returns on assets (%)	9.65	4.43	7.25	9.15	4.20	8.00
Discount rates (other benefits) (%)	9.00	—	4.10	8.25	—	4.40
Initial healthcare costs trend rates (%)	7.25	—	7.00	6.50	—	7.00
—which gradually reduce to an ultimate rate of (%)	7.25	—	5.00	6.50	—	5.00
—over a period of (years)	—	—	6	—	—	7

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

	2011			2010
	Southern Africa	Europe	North America	Southern Africa	Europe	North America
Weighted average actuarial assumptions used to determine pension/other benefit costs
Discount rates (pensions) (%)	8.25	4.05	4.90	9.00	4.90	5.50
Compensation increases (%)**	6.20	2.40	3.50	6.70	2.60	3.50
Expected long-term return on assets (%)	9.15	4.20	8.00	9.90	5.30	8.00
Discount rates (other benefits) (%)	8.25	—	4.40	9.00	—	5.20
Initial healthcare costs trend rates (%)	6.50	—	7.00	7.25	—	8.00
—which gradually reduce to an ultimate rate of (%)	6.50	—	5.00	7.25	—	5.00
—over a period of (years)	—	—	7	—	—	5

**
Weighted average compensation increases of plans that use a compensation assumption.

        Demographic assumptions (the expected change in membership), are derived by reference to historic and likely future changes in membership and using established methods recommended by actuaries. Changing life expectancy of members (particularly in retirement) can have a significant effect on defined benefit obligations. The group makes provision in its defined benefit obligations for realistic life expectancy by reference to established mortality tables. Further, where recommended by actuaries, extended provisions are included in the obligations to account for expected improvements in life expectancy that are likely to be experienced by future retirees.

Illustrating life expectancy

        The table below shows sample life expectancy for a male aged 60 at fiscal year end, and life expectancy for a male aged 60 in 20 years time, taken from mortality tables used in determining regional plan obligations.

	2011			2010
	Southern Africa	Europe (incl UK)*	North America	Southern Africa	Europe (incl UK)*	North America
Life expectancy of male aged 60 at fiscal 2011	18.6	24.6	23.2	18.6	24.6	22.1
Life expectancy of male aged 60 at fiscal 2031	19.5	26.7	23.2	19.5	26.7	22.1

*
Weighted by defined benefit obligation.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

Illustrating Sensitivity

        The discount and salary increase rates can have a significant effect on the amounts reported. The table below illustrates the effect of changing key assumptions:

	2011
	1% increase in discount rate	1% decrease in discount rate	1% increase in salary increase rate	1% decrease in salary increase rate	1% increase in heath care cost trend rate	1% decrease in health care cost trend rate
	(US$ million)
(Decrease) increase in defined benefit pension obligations	(214)	258	30	(26)
(Decrease) Increase in aggregate of current service costs and interest costs	(4)	3
(Decrease) increase in defined other benefit obligations	(18)	21			16	(13)
Increase (decrease) in aggregate of current service costs and interest costs					2	(1)

Investment management and strategy

        Plan fiduciaries set investment policies and strategies for the local trusts. Long-term strategic investment objectives include preserving the funded status of the trust and balancing risk and return while keeping in mind the regulatory environment in each region. The plan fiduciaries oversee the investment allocation process, which include selecting investment managers, setting long-term strategic

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

targets and rebalancing assets periodically. Target versus actual weighted average allocations (by region) are shown below:

	2011			2010
	Southern Africa	Europe (incl UK)	North America	Southern Africa	Europe (incl UK)	North America
	(%)
Weighted average target asset allocation by region
Equity Securities	37	22	38	26	21	38
Debt Securities*	44	60	44	47	60	44
Real Estate	5	2	—	5	5	—
Other**	14	16	18	22	14	18
Weighted average actual asset allocation by region
Equity Securities	34	20	36	27	20	38
Government Debt Securities	29	37	6	27	45	6
Debt Securities	18	22	42	23	19	38
Real Estate	5	2	—	5	5	—
Other**	14	19	16	18	11	18

*
Target asset allocations do not routinely split between corporate and government bonds.

**
Investments that can transcend several asset classes, equity overlay on bond strategy, cash and near cash, funds heavily influenced by currency.

  Expected benefit payments from pension and other benefit plans are as follows:

	Defined benefit pension plans	Other defined benefit plans
	(US$ million)
Payable in the year ending September:
2012	88	12
2013	86	12
2014	88	13
2015	91	13
2016	96	13
Years 2017–2021	554	77

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

The four tables below show summary data for the current annual period and the previous four annual periods:

Aggregate total of present value of the defined benefit obligations, fair value of assets and derived balance sheet liability in the defined benefit pension plans

	2011	2010	2009	2008	2007
	(US$ million)
Defined benefit obligations	1,827	2,069	1,945	1,414	1,607
Fair value of assets	1,559	1,808	1,695	1,387	1,545

Deficits	(268)	(261)	(250)	(27)	(62)
Unrecognised past service (credits) costs	—	—	(6)	—	1

Balance sheet liabilities	(268)	(261)	(256)	(27)	(61)

Aggregate total of present value of the defined benefit obligations and derived balance sheet liabilities in the other benefit plans

	2011	2010	2009	2008	2007
	(US$ million)
Defined benefit obligations—deficits	(180)	(182)	(175)	(143)	(173)
Unrecognised past service credits	(2)	(3)	(4)	(5)	(6)

Balance sheet liabilities	(182)	(185)	(179)	(148)	(179)

Actuarial (losses) gains arising in the defined benefit pension plan liabilities and plan assets

	2011	2010	2009	2008	2007
	(US$ million)
Plan liabilities (losses) gains	(19)	(143)	(254)	173	60
Plan assets (losses) gains	(31)	70	47	(189)	41

Net (losses) gains	(50)	(73)	(207)	(16)	101

Actuarial (losses) gains arising in the other benefit plan liabilities and plan assets

	2011	2010	2009	2008	2007
	(US$ million)
Plan liabilities (losses) gains	(9)	2	(22)	23	—

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

Reconciliation of (losses) gains in group statement of comprehensive income

	2011	2010	2009	2008	2007
	(US$ million)
Net (losses) gains from pensions	(50)	(73)	(207)	(16)	101
Net (losses) gains from other defined benefits	(9)	2	(22)	23	—

Net (losses) gains in group statement of comprehensive income	(59)	(71)	(229)	7	101

28.  SHARE-BASED PAYMENTS

The Sappi Limited Share Incentive Trust and The Sappi Limited Performance Share Incentive Trust

        Shareholders, at prior annual general meetings, fixed the aggregate number of shares which may be acquired by all participants under the Sappi Limited Share Incentive Trust (Scheme) and The Sappi Limited Performance Share Incentive Trust (Plan) at 19,000,000 shares (equivalent to 7.89% of the shares then in issue). Subsequent to the December 2008 rights offering, this number of shares increased to 42,700,870 shares (still equivalent to 7.89% of the shares in issue).

The Sappi Limited Share Incentive Trust (Scheme)

        Certain managerial employees are eligible to participate in the Scheme. Under the rules of the Scheme, participants (a) may be offered options to acquire ordinary shares (Share options), (b) may be offered the opportunity to acquire ordinary shares (Scheme shares), or (c) may be granted options to enter into agreements with the company to acquire ordinary shares (Allocation shares). In recent years, only Share Options have been offered to participants.

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

        The amount payable by a participant is the closing price at which shares are traded on the JSE Limited on the trading date immediately preceding the date upon which the board authorised the grant of the opportunity to acquire relevant Share options, Scheme shares, or Allocation shares, as the case may be.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

28.  SHARE-BASED PAYMENTS (Continued)

        The Share options, Scheme shares and Allocation shares vest in blocks of 25% per annum on the anniversary date of the offer and expire eight years after the offer date. Only once the shares vest, may Share options be exercised by the participants, may Scheme shares be released from the Scheme to participants and may Allocation shares be delivered to participants. For allocations prior to November 2004, the Share options, Scheme shares and Allocation shares vested in blocks of 20% per annum on the anniversary date of the offer and expired 10 years after the offer date.

        The Scheme rules provide that appropriate adjustments are to be made to the rights of participants in the event that the company, inter alia, undertakes a rights offer, a capitalisation issue, or consolidation of ordinary shares or any reduction in its ordinary share capital.

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

for the year ended September 2011

28.  SHARE-BASED PAYMENTS (Continued)

exercise their additional options, awarded as a result of the rights offer, in conjunction with exercising their pre-rights offer options and upon payment of the rights offer price of ZAR20.27 per share.

Number of shares	2011 Total	2010 Total
Allocations
During the year, the following offers were made to employees:
Share options	2,818,000	2,889,010
Conditional share awards	1,567,400	2,565,300
Share options and conditional share awards declined	(41,900)	(65,900)

	4,343,500	5,388,410

        Scheme shares, Share options, Restricted shares, Performance shares and Allocation shares activities were as follows during the financial years ended September 2011 and 2010:

	Scheme Shares(1)	Restricted Shares(2)	Share options(3)	Performance shares(2)(4)	Weighted average exercise price (ZAR)(5)	Allocation Shares(3)	Weighted average exercise price (ZAR)(5)	Total Shares
Outstanding at September 2009	2,860,372	—	8,244,380	9,965,560	29.33	1,845,950	65.24	22,916,262
—Offered and accepted	—	—	2,889,010	2,565,300	17.93	—	—	5,454,310
—Paid for/released	—	—	—	(11,000)	11.06	—	—	(11,000)
—Returned, lapsed and forfeited	—	—	(974,630)	(3,207,020)	14.48	(806,800)	77.61	(4,988,450)

Outstanding at September 2010	2,860,372	—	10,158,760	9,312,840	27.91	1,039,150	56.15	23,371,122
—Offered and accepted	—	—	2,776,100	1,567,400	22.50	—	—	4,343,500
—Paid for/released	(855,191)	—	(32,312)	(1,566,186)	22.17	—	—	(2,453,689)
—Returned, lapsed and forfeited	—	—	(1,379,508)	(1,933,154)	28.36	(606,650)	62.43	(3,919,312)

Outstanding at September 2011	2,005,181	—	11,523,040	7,380,900	27.28	432,500	47.34	21,341,621

Exercisable at September 2009	752,600	—	4,835,090	—	55.60	1,845,950	65.24	7,433,640
Exercisable at September 2010	202,040	—	5,184,568	—	49.33	1,039,150	56.15	6,425,758
Exercisable at September 2011	35,860	—	5,565,298	—	44.70	432,500	47.34	6,033,658

(1)
The number of Scheme shares, which are not subject to credit sales amounts to 1,969,321 (2010: 2,658,332), includes 1,026,794 rights offer Scheme shares taken up at ZAR20.27 per share, included in offered and accepted in the 2009 year.

(2)
Restricted shares (awarded on an ad-hoc basis to certain individuals on various terms and conditions) and Performance shares are issued for no cash consideration. The value is determined on the day the shares are taken up.

(3)
Issued in terms of the Scheme.

(4)
Issued in terms of the Plan.

(5)
The share options are issued in South African Rands.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

28.  SHARE-BASED PAYMENTS (Continued)

        The fair value of Scheme shares held at September 2011 was US$5.9 million (2010: US$13.5 million).

        The following table sets out the number of share options outstanding at the end of September, excluding the Scheme shares:

	2011	2010	Vesting conditions	Vesting date	Expiry date	Exercise price (ZAR)
Share options:
13 February 2003 (i)		1,274,980	Time	(ii)	13 February 2011	62.34
30 December 2003 (i)	238,150	267,190	Time	(ii)	30 December 2011	47.08
14 January 2004 (i)	1,106,640	1,208,280	Time	(ii)	14 January 2012	47.08
25 March 2004 (i)	2,200	2,200	Time	(ii)	25 March 2012	50.42
13 December 2004 (i)	1,800,080	1,993,900	Time	(ii)	13 December 2012	46.51
12 December 2007 (i)	1,055,260	1,168,560	Time	(ii)	12 December 2015	52.57
19 March 2008 (i)	518,760	531,740	Time	(ii)	19 March 2016	55.97
22 December 2008	1,846,640	1,990,850	Time	(ii)	22 December 2016	35.50
09 December 2009	2,631,810	2,760,210	Time	(ii)	09 December 2017	33.85
03 December 2010	2,756,000		Time	(ii)	03 December 2017	35.20
Performance shares:
29 January 2007 (i)		110,000	Performance	29 January 2011	N/A	N/A
31 May 2007 (i)		2,960,540	Performance	31 May 2011	N/A	N/A
02 July 2007 (i)		220,000	Performance	02 July 2011	N/A	N/A
10 September 2007 (i)		55,000	Performance	10 September 2011	N/A	N/A
12 December 2007 (i)	1,124,200	1,155,000	Performance	12 December 2011	N/A	N/A
19 March 2008 (i)	451,000	451,000	Performance	12 March 2012	N/A	N/A
23 December 2008	1,782,000	1,815,000	Performance	22 December 2012	N/A	N/A
09 December 2009	2,496,300	2,546,300	Performance	09 December 2013	N/A	N/A
03 December 2010	1,527,400		Performance	03 December 2014	N/A	N/A

	19,336,440	20,510,750

(i)
During the 2009 year, there was a rights issue of 6 shares for every 5 shares held at ZAR20.27 per share. According to the rules of the Scheme, this was also offered to participants. Not all the participants took up their rights.

(ii)
These vest over four or five years depending on the date of allocation.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

28.  SHARE-BASED PAYMENTS (Continued)

        The following assumptions have been utilised to determine the fair value of the shares granted in the financial period in terms of the Scheme and the Plan:

	Issue 36	Issue 36	Issue 36
Date of grant	3-Dec-10	3-Dec-10	3-Dec-10
Type of award	Normal Option	Performance	Performance
Share Price at grant date	ZAR35.57	ZAR35.57	ZAR35.57
Strike Price of share	ZAR35.20	—	—
Vesting Period	4 years	4 years	4 years
Vesting conditions	Proportionately over time	Market related—relative to peers	Cash flow return on net assets relative to peers
Life of options	8 years	N/A	N/A
Market related vesting conditions	N/A	Yes	No
Percentage expected to vest	N/A	41.0%	100%
Number of shares offered	2,818,000	783,700	783,700
Volatility	42.3%	55.0%	N/A
Risk free discount rate	5.7%	1.4% (US yield)	N/A
Expected dividend yield	2.5%	1.7%	1.7%
Expected percentage of issuance	95%	95%	95%
Model used to value	Modified binomial	Monte-carlo	Market price
Fair value of option	ZAR14.05	ZAR25.06	ZAR26.68

        Volatility has been determined with reference to the historic volatility of the Sappi share price over the expected period.

        Share options, Allocation shares, Restricted shares and Performance shares to executive directors that are included earlier in this note, are as follows:

	2011 Number of options/shares	2010 Number of options/shares
At beginning of year	1,087,200	968,000
Share options, Restricted shares and Performance shares granted	283,000	315,000
Share options and Allocation shares exercised or declined	(110,000)	—
Shares removed on resignation, retirement of directors or forfeited	(143,000)	(195,800)

At end of year	1,117,200	1,087,200

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

28.  SHARE-BASED PAYMENTS (Continued)

        The following table sets forth certain information with respect to the 1,117,200 Share options and Performance shares granted by Sappi to executive directors:

Issue Date	Number of options/ shares(1)	Expiry date	Exercise price (ZAR)(1)
30 December 2003	39,600	30 December 2011	47.08
13 December 2004	39,600	13 December 2012	46.51
12 December 2007(2)	198,000	12 December 2011	—
22 December 2008(2)	242,000	13 December 2012	—
09 December 2009(2)	315,000	09 December 2013	—
03 December 2010(2)	283,000	03 December 2014	—

	1,117,200

(1)
Adjusted for the Share options, Restricted shares and Performance shares granted as a result of the rights issue.

(2)
Performance shares.

        Refer to the compensation report for further information on Directors participation in the Scheme and the Plan.

        No new loans have been granted to the executive directors since 28 March 2002.

Black Economic Empowerment

        In June 2010, Sappi completed a Black Economic Empowerment ('BEE') transaction (the 'BEE Transaction') that enabled Sappi to meet its BEE targets in respect of BEE equity ownership. The South African government has through the years promulgated various pieces of legislation to increase the participation of Historically Disadvantaged South Africans ('HDSAs') in the South African economy and, through BEE legislation, formalised the country's approach in this regard. Sappi views BEE as a key requirement for sustainable growth and social development in South Africa.

        In April 2006, Sappi announced a BEE transaction (the 'Plantation BEE Transaction') that included a consortium of investors and certain categories of Sappi's South African employees. However, the Plantation BEE Transaction did not meet Sappi's undertakings under the Forestry Charter gazetted in June 2009 (which sets the objectives and principles for BBBEE ('Broad-based Black Economic Empowerment') in the forestry industry and includes the BBBEE scorecard and targets to be applied, as well as certain undertakings by government and South African forestry companies to assist the forestry industry to achieve its BBBEE targets). Accordingly, Sappi decided to unwind the Plantation BEE Transaction and to implement the BEE Transaction, a new sustainable transaction of equivalent value using its listed securities.

        The BEE transaction has resulted in potentially 4.5% of the issued share capital of Sappi being held as follows:

  –
  Sappi's South African Employees (62.5%);

  –
  South African Black Managers (15%);

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

28.  SHARE-BASED PAYMENTS (Continued)

  –
  Strategic Partners (12.5%) (refer to the section 'The BEE Transaction' in this note); and

  –
  Communities surrounding the South African mill operations and plantations (10%).

The BEE Transaction

        The BEE Transaction comprised two distinct parts:

  –
  The value created through the Plantation BEE Transaction was settled by the issue of 4.3 million fully paid up ordinary shares at a price based on the 30 day volume weighted average share price (VWAP) of Sappi as at Friday, 5 February 2010 of ZAR33.50.

  –
  The creation and issuance of a new class of unlisted equity shares referred to as 'A' ordinary shares. The 'A' ordinary shares were issued at their par value of ZAR1 to a trust formed for the benefit of certain Sappi employees including HDSAs (the 'ESOP Trust'), a trust formed for the benefit of certain Sappi managers that are HDSAs (the 'MSOP Trust') and a trust formed for the benefit of communities surrounding the major mills and/or plantations operated by Sappi in South Africa (the 'Sappi Foundation Trust', and together with the ESOP Trust and the MSOP Trust, the 'BEE Trusts'). The issuance of the 'A' ordinary shares was financed through notional non-interest bearing loans extended by Sappi to the BEE Trusts. The BEE Transaction resulted in the BEE Trusts and the Strategic Partners holding, collectively, ordinary and 'A' ordinary shares equivalent to 4.5% of the share capital of Sappi Limited, which corresponds to an effective 30% interest in Sappi's South African business under the Forestry Charter and BEE legislation in general.

        The number of ordinary shares allocated to the Strategic Partners and Sappi employees who were participants of the Plantation BEE Transaction are as follows:

Ordinary share allocation
Entity
Strategic Partners:
Lereko Investments (Proprietary) Limited	1,971,693
Malibongwe Women Development Trust	432,842
AMB Capital Limited	643,221

3,047,756
Employees (through the ESOP Trust)	1,280,597

Total	4,328,353

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

28.  SHARE-BASED PAYMENTS (Continued)

        The number of 'A' ordinary shares allocated to the BEE Trusts are as follows:

Entity	'A' Ordinary share allocation
ESOP Trust	13,889,195
MSOP Trust	3,642,969
Sappi Foundation Trust	2,429,312

Total	19,961,476

        The group recognised a share-based payment expense of US$5 million (2010: US$4 million) in fiscal 2011 that related to the 'A' Ordinary shares that were awarded.

        The following assumptions were utilised to determine the fair value of the 'A' Ordinary shares granted:

Base price for hurdle rate price	ZAR32.50
Share price hurdle rate	9.1%
Hurdle rate price	75.34
Dividend yield (unadjusted)	3.0%
Volatility	40.0%
Dividend payout	Straight-line vesting
Straight-line dividend payout rate	50.0%
Employee turnover (annual)	6.6%
Management turnover (annual)	9.4%
Model used to value	Black Scholes Model

        Both the ESOP Trust and MSOP Trust have been set up with rules that detail the way in which the shares are allocated and how they are forfeited.

        The vesting schedule for the MSOP and ESOP is illustrated below:

Completed months of service after effective date	Incremental vesting of entitlements (%)	Cumulative vesting of entitlements (%)
0-35	—	—
36-48	40	40
49-60	10	50
61-72	10	60
73-84	10	70
85-96	10	80
97-108	10	90
109-Termination Date	10	100

        Refer to note 17 for further details regarding the 'A' ordinary shares.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

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

  –
  commodity price risk

  b)
  liquidity risk

  c)
  credit risk

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

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

statement volatility can be minimised by means of hedge accounting, fair value accounting or other means. The group's exposure to interest rate risk is set out below.

Interest-bearing borrowings

        The following table provides information about Sappi's current and non-current borrowings that are sensitive to changes in interest rates. The table presents cash flows by expected maturity dates and the estimated fair value of borrowings. The average fixed effective interest rates presented are based on weighted average contract rates applicable to the amount expected to mature in each respective year. Forward-looking average variable effective interest rates for the financial years ended September 2011 and thereafter are based on the yield curves for each respective currency as published by Reuters on 02 October 2011. The information is presented in US Dollar, which is the group's reporting currency.

	Expected maturity date
							Total Carrying Value	2011 Fair Value	2010 Carrying Value	2010 Fair Value
	2012	2013	2014	2015	2016	2017+
	(US$ equivalent in millions)
US Dollar
Fixed rate debt(1)	—	—	285	—	—	218	503	541	1,015	1,133
Average interest rate (%)	—	—	12.65	—	—	7.58	10.45		8.50
Variable rate debt(2)	—	—	111	—	—	361	472	476	136	136
Average interest rate (%)	—	—	4.58	—	—	7.36	6.71		2.31
Euro
Fixed rate debt	15	2	432	—	—	330	779	888	868	1,066
Average interest rate (%)	5.64	3.97	12.74	—	—	6.73	10.03		10.80
Variable rate debt(3)	234	20	257	—	—	—	511	511	453	453
Average interest rate (%)	3.68	4.00	5.08	—	—	—	3.24		2.74
Rand
Fixed rate debt	200	179	26	6	62	—	473	507	536	556
Average interest rate (%)	11.11	9.77	11.01	11.67	9.63	—	10.41		10.36
Total
Fixed rate debt	215	181	743	6	62	548	1,755	1,936	2,419	2,755
Average interest rate (%)	10.72	9.70	12.65	11.10	9.59	7.07	10.25		9.74
Variable rate debt	234	20	368	—	—	361	983	987	589	589
Average interest rate (%)	3.68	4.00	4.93	—	—	7.36	4.90		2.64

Fixed and variable	449	201	1,111	6	62	909	2,738	2,923	3,008	3,344

Current portion							449	463	691	732
Long term portion							2,289	2,460	2,317	2,612

Total interest-bearing borrowings (refer note 20)							2,738	2,923	3,008	3,344

(1)
US Dollar fixed rates have been swapped into Euro fixed rates. These swaps are subject to hedge accounting.

(2)
The US Dollar floating interest rates are based on the London Inter-bank Offered Rate (LIBOR).

(3)
The Euro floating interest rates are based on the European Inter-bank Offered Rate (EURIBOR).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

        The fair value of non-current borrowings is estimated by Sappi based on rates from market quotations for non-current borrowings with fixed interest rates and on quotations provided by internationally recognised pricing services for notes, exchange debentures and revenue bonds.

        The above mentioned fair values include Sappi's own credit risk. Please refer to the sensitivity analysis on interest rate risk in this note for additional information regarding Sappi's rating.

        The range of interest rates in respect of all non-current borrowings comprising both fixed and floating rate obligations, is between 3.68% and 12.74% (depending on currency). At September 2011, 64% of Sappi's borrowings were at fixed rates of interest, and 36% were at floating rates. Fixed rates of interest are based on contract rates.

        A detailed analysis of the group's borrowings is presented in note 20.

Interest rate derivatives

        Sappi uses interest rate options, caps, swaps (IRS) and interest rate and currency swaps (IRCS) as a means of managing interest rate risk associated with outstanding debt entered into in the normal course of business. Sappi does not use these instruments for speculative purposes. Interest rate derivative financial instruments are measured at fair value at each reporting date with changes in fair value recorded in profit or loss for the period or in other comprehensive income, depending on the hedge designation as described in a documented hedging strategy.

        There is an existing fixed for fixed interest and currency swap which has been designated as a hedge of future cash flows linked to fixed rate debt denominated in foreign currency. The swap corresponds to the underlying US$300 million Senior Secured Notes due 2014 and converts all future US Dollar cash flows to Euro.

        As at September 2011, the effectiveness test of the above mentioned hedge showed a 100% hedge effectiveness. The swaps showed a total positive fair value of US$21 million, of which, the positive fair value of the currency leg of the swap of US$18 million was booked to profit or loss to offset the corresponding foreign currency unrealised gain on the revaluation of the underlying hedged item, while the remaining positive fair value of the interest leg of the swap of US$3 million was deferred in equity.

        In April 2011, Sappi entered into a new interest rate swap (IRS) converting the fixed rate of 6.625% on the underlying US$350 million Senior Secured Notes due 2021 into variable rates. This hedge has been designated as a fair value hedge whereby changes in the fair value of the fixed rate debt including the principal par value as well as the first ten coupon payments (October 2011 until April 2016) resulting from fluctuations in the US Libor swap curve, are offset against the changes in the fair value of the hedging instrument. Changes in the fair value of the underlying debt attributable to changes in the credit spread are excluded from the hedging relationship. The carrying value of the hedged debt is adjusted to reflect the changes in fair value related to changes in interest rates only. This is offset by the change in fair value of the derivative which reflects changes in fair value related to both interest rate risk and credit risk. Sappi has determined at inception and in subsequent periods that the derivative is highly effective in offsetting the fair value exposure of the designated debt.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

        At September 2011, the above mentioned fair value hedge was highly effective and the swaps had a positive fair value of US$19 million which has been offset by the negative fair value adjustment to the bonds of US$22 million, resulting in a net negative impact on the income statement of US$3 million.

        Overview of the outstanding derivatives as at fiscal year end:

			2011		2010
	Interest Rate	Maturity date	Nominal value	Fair value(1)	Nominal value	Fair value(1)
			(US$ million)
IRCS	US Dollar 12.00% into EUR 12.19%	August 2014	300	21	300	19
IRS	US Dollar 6.625% to variable (LIBOR)	April 2016	350	19	—	—

				40		19

(1)
This refers to the carrying value.

        The fair values of the IRCS and IRS are the estimated amount that Sappi would pay or receive to terminate the agreement at the balance sheet date after taking into account current interest rates and the current creditworthiness of the counterparties as well as the specific relationships of the Sappi group with those counterparties. However, this amount excludes the possible breakage and other fees that would be incurred in case of a sale before the maturity date.

        Please refer to the 'Hedge accounting' section in this note for further information.

Summary sensitivity analyses: external interest rate derivatives

        The following is a sensitivity analysis of the impact on profit or loss in US Dollar of a change in fair value of interest rate derivative instruments due to changes in the interest rate basis points (bps). The sensitivity analysis of floating rate debt, is carried out separately (see below).

        IRCS converting fixed US Dollar rates into fixed Euro rates in US$ million:

Scenario Name	Base value	Scenario value	Change	% Change
-50 bps EURIBOR-6M	(380.1)	(384.9)	(4.8)	(1.3)
+50 bps EURIBOR-6M	(380.1)	(375.4)	4.7	1.2

Scenario Name	Base value	Scenario value	Change	% Change
-50 bps USD-LIBOR-3M	401.1	406.2	5.1	1.3
+50 bps USD-LIBOR-3M	401.1	396.2	(4.9)	(1.2)

        The derivative converts fixed US Dollar interest payments of 12% into fixed Euro interest coupons, as well as the redemption of principal amounts at maturity. The fair value of the instrument is subject to changes of both, the inherent exchange rates and interest rates. Fair value changes of the derivative caused by currencies are neutralised by currency changes in the underlying external debt.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

        At the end of fiscal 2011, the net fair value of the derivative amounted to a positive amount of US$21 million (gross "Base value" in the table above: negative US$380.1 million for the Euro leg and a positive US$401.1 million for the US Dollar leg) of which a positive amount of US$18 million was due to the exchange rate movement between inception and the reporting date. This amount is compensated for by the opposite movement of the underlying US Dollar external debt and therefore has no impact on profit or loss. The portion of the fair value due to interest rate movements amounts to a positive value of US$3 million and has been recorded in other comprehensive income. This value will reduce to zero at maturity.

        For the period outstanding, the table above shows the impact that a shift of 50 bps on the LIBOR/EURIBOR curve would have on fair value. A decrease in the US Dollar LIBOR adds to the fair value, as does an increase of the EURIBOR. When the Euro and the US Dollar interest rates move the same way, the one roughly compensates the other. If the rates would drift in opposite directions, a shift of 50 bps would result in an impact of approximately US$9.8 million.

        The largest shift experienced over the last twelve-month period was a positive net movement of 0.47%, due to a decrease in US Dollar rates of 0.29% and an increase in the Euro rates of 0.76%. Applied to the fair value as at the end of fiscal 2011, this would have resulted in a positive change in fair value of US$10 million.

Scenario Name	Base Value	Scenario Value	Change	% Change
-29 bps USD-LIBOR-3M	401.1	404.0	2.9	0.7
+76 bps EURIBOR-6M	(380.1)	(373.0)	7.1	1.9

Total			10.0

        The above analysis measures the impact on profit or loss that a change in fair value of the interest rate derivatives would have if the specified scenarios were to occur.

        IRS converting fixed US Dollar rates into variable rates:

Scenario Name	Base Value	Scenario Value	Change	% Change
-50 bps USD-LIBOR-3M	(353.4)	(353.5)	(0.1)	(0.03)
+50 bps USD-LIBOR-3M	(353.4)	(353.3)	0.1	0.03

Scenario Name	Base Value	Scenario Value	Change	% Change
-50 bps ST-/LT+ USD-LIBOR-3M	(353.4)	(353.5)	(0.1)	(0.03)
+50 bps ST+/LT- USD-LIBOR-3M	(353.4)	(353.3)	0.1	0.03

        The combination of the interest rate swaps and the underlying bonds is sensitive to the change in short-term and long-term interest rates. However, as the critical terms of the bond and the swap match, the residual ineffectiveness is not expected to be material.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

        The above sensitivity analysis demonstrates this effect. The first scenario tests movements on the US Dollar interest rate curve in the same direction (parallel shift), whereas the second scenario tests the impact of a pivoting curve where short-term and long-term rates move in opposite directions.

Sensitivity analysis: interest rate risk—in case of a credit rating downgrade of Sappi

        The following table shows the sensitivity of securitisation debt to changes in the group's own credit rating. The on-balance sheet securitisation agreement (refer to note 20) stipulates that upon a downgrade of the corporate family rating of Sappi Ltd below BB- by Standard & Poor's or a downgrade of the long-term issuer credit rating of Sappi Ltd below Ba3 by Moody's, the transaction margin would increase by 25 basis points.

        Please note that the change in value of the securitisation debt is included in the sensitivity analysis of floating rate debt in the table below:

Securitisation programme covering Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Trading	Notional	Impact on income statement of a one notch downgrade below current credit rating
	(US$ million)
Elektra Purchase N° 29 Ltd.	368	1

Sub-total	368	1

Impact calculated on total portfolio amounts to	0.30%

        The table below shows the sensitivity of certain fixed rate debt to changes in the group's own credit rating. The agreements of these specific external loans stipulate that if the company were downgraded below our current rating, an additional margin would be added to the contractual funding rate.

        External loan agreements sensitive to the group's own credit rating

	Notional	Impact on income statement of downgrade below BB "secured" credit rating
	(US$ million)
Commitment fee on unused revolving credit facility	335	1
Interest on utilised bank syndicated loan	134	1
Interest on utilised bank loan	23	—

Sub-total	492	2

Impact calculated on total portfolio amounts to	0.52%

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

Sensitivity analysis: interest rate risk of floating rate debt

	Total	Fixed rate	Floating rate	Impact on income statement of 50 bps interest
		(US$ million)
Total debt	2,738	1,755	983	5

Ratio fixed/floating to total debt		64%	36%

        The floating rate debt represents 36% of total debt. If interest rates were to increase (decrease) by 50 bps, the finance cost on floating rate debt would increase (decrease) by US$5 million.

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

  –
  Transaction exposure arises due to transactions entered into, which result in a flow of cash in foreign currency such as payments under foreign currency long and short-term loan liabilities, purchases and sales of goods and services, capital expenditure and dividends. Where possible, commercial transactions are only entered into in currencies that are readily convertible by means of formal external forward exchange contracts; and

  –
  Translation exposure arises when translating the group's assets, liabilities, income and expenditure into the group's presentation currency. Borrowings are taken out in a range of currencies which are based on the group's preferred ratios of gearing and interest cover based on a judgement of the best financial structure for the group. This gives rise to translation exposure on consolidation.

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

Currency risk analysis

        In the preparation of the currency risk analysis, the derivative instrument has been allocated to the currency which the underlying instrument has been hedging.

	Total	Total in Scope(1)	USD	EUR	ZAR	GBP	Other
	(US$ million)
2011
Financial assets
Other non-current assets	104	25	—	12	9	—	4
Non-current derivative financial assets(2)	41	41	414	(411)	38	—	—
Trade and other receivables	831	735	284	351	21	39	40
Current derivative financial assets(2)	3	3	(2)	(52)	68	—	(11)
Cash and cash equivalents	639	639	130	225	278	1	5

		1,443	826	125	414	40	38
Financial liabilities
Non-current interest-bearing borrowings	2,289	2,289	975	1,042	272	—	—
Other non-current liabilities	553	2	2	—	—	—	—
Current interest-bearing borrowings	449	449	—	249	200	—	—
Overdraft	1	1	—	—	—	—	1
Current derivative financial liabilities(2)	10	10	9	—	—	1	—
Trade and other payables	1,065	840	145	475	208	—	12

		3,591	1,131	1,766	680	1	13

Foreign exchange gap		(2,148)	(305)	(1,641)	(266)	39	25

(1)
This refers to items that are within the scope of IAS 39.

(2)
The amount disclosed with respect to derivative instruments, reflects the currency which the derivative instrument is covering.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

Currency risk analysis (Continued)

	Total	Total in Scope(1)	USD	EUR	ZAR	GBP	Other
	(US$ million)
2010
Financial assets
Other non-current assets	105	29	2	13	13	—	1
Non-current derivative financial assets(2)	19	19	422	(403)	—	—	—
Trade and other receivables	889	777	296	366	24	56	35
Current derivative financial assets(2)	15	15	15	—	—	—	—
Cash and cash equivalents	792	792	337	320	128	1	6

		1,632	1,072	296	165	57	42
Financial liabilities
Non-current interest-bearing borrowings	2,317	2,317	1,015	830	472	—	—
Current interest-bearing borrowings	691	691	136	490	65	—	—
Overdraft	5	5	4	1	—	—	—
Current derivative financial liabilities(2)	3	3	(2)	(1)	6	—	—
Trade and other payables	1,270	991	221	436	286	18	30

		4,007	1,374	1,756	829	18	30

Foreign exchange gap		(2,375)	(302)	(1,460)	(664)	39	12

(1)
This refers to items that are within the scope of IAS 39.

(2)
The amount disclosed with respect to derivative instruments, reflects the currency which the derivative instrument is covering.

        The above table does not indicate the group's foreign exchange exposure, it only shows the financial instruments assets and liabilities classified per underlying currency.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

        The group's foreign currency forward exchange contracts at September 2011 are detailed below:

		2011		2010
		Contract amount (Notional amount)	Fair value (unfavourable) favourable	Contract amount (Notional amount)	Fair value favourable (unfavourable)
		(US$ million)
Foreign currency
Bought:	US Dollar	4	—	7	—
	Euro	(21)	—	43	—
	ZAR	—	—	—	—
Sold:	US Dollar	(109)	(8)	(232)	15
	Euro	117	(1)	(98)	(2)
	ZAR	(100)	4	(5)	—

		(109)	(5)	(285)	13

        The fair value of foreign currency contracts has been computed by the group using the market data at the end of fiscal 2011.

        All forward currency exchange contracts are valued at fair value with the resultant profit or loss included in net finance costs for the period.

        Forward exchange contracts are used to hedge the group against potential unfavourable exchange rate movements that may occur on recognised financial assets and liabilities or planned future commitments.

        The foreign currency forward exchange contracts have different maturities, with the most extended maturity date being September 2013.

        As at the year end, there was an open exposure of US$49 million that has since been hedged.

Sensitivity analysis—(loss) gain

Base currency	Exposure	+10%	-10%
	(US$ million)
EUR	(10.0)	(0.9)	1.2
GBP	(1.0)	(0.1)	0.1
CHF	11.0	1.0	(1.2)
SEK	1.0	0.1	(0.2)
JPY	2.0	0.1	(0.2)
ZAR	(20.0)	(1.8)	2.2
Other currencies	(32.0)	(2.9)	3.6

TOTAL	(49)	(4.5)	5.5

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

        Based on the exposure as at the end of fiscal 2011, if the foreign currency rates had moved 10% upwards or downwards compared to the closing rates, the result would have been impacted by a loss of US$4.5 million or a gain of US$5.5 million respectively.

        During 2011, we have contracted non-deliverable average rate foreign exchange transactions for a total notional value of US$145 million which were used as an overlay hedge of export sales. Since these contracts have all matured before the end of fiscal 2011, these constitute non-representative positions. The total impact on profit or loss amounts to a loss of US$0.2 million.

Hedge accounting

1.     Fair value hedges

        The group has the following fair value hedges which qualify for hedge accounting:

        Until June 2009, the group had fair value hedges which qualified for hedge accounting. As the hedging instrument was sold in 2009, hedge accounting was ceased. The result of the sale of the hedging instrument was booked to the income statement in 2009.

        The final life-to-date fair value adjustment of the underlying bonds on the date of the sale of the swaps is amortised over the life of the initial hedge designation period and amounted to US$46 million. In the course of 2010, US$136 million of the underlying bonds have been redeemed prior to maturity and the corresponding amortisation had been booked immediately to the income statement. During 2011, Sappi repurchased and redeemed its US$500 million 6.75% Guaranteed Notes due June 2012. This resulted in the immediate release to the income statement of the corresponding non-amortised portion of the fair value adjustment.

        The table below discloses the impact of the amortisation on the profit and loss account:

Fiscal period	US$ million
2009	4
2010	21
2011	18
2012	3

Total	46

        Sappi Papier Holding issued US$350 million Senior Secured Notes due 2021. The fixed rates of the bonds were swapped into 6-month US Dollar LIBOR rates set in advance. The new hedge qualifies for fair value hedge accounting as all the material terms of the swaps match the terms of the underlying bond.

        The bonds and the swaps are revalued on a monthly basis and show movements in line with changing market conditions. All market movements are reversed over time and the fair value of the bonds will at maturity revert to the nominal amount of the bonds. As the swaps were contracted at the same time as the issuance of the bonds, the designated benchmark value of the bonds corresponds to the nominal amount. The only income statement impact will be any residual ineffectiveness, which is not

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

expected to be material. The initial mark-to-market value of the swaps of US$2.1 million is reflecting the pricing of the swap and the difference between the mid-market curve, used for marking-to-market, and the effective market curve at which the swaps were contracted.

        Sappi uses the REVALHedgeRx module (REVAL), a web-based application that provides treasury and risk management solutions. The application is supplied by Reval.Com, Inc., a financial technology company based in New York and is used to assess both the prospective and the retrospective effectiveness of a fair value hedge relationship.

        The statistical method chosen to measure prospective and retrospective effectiveness is the linear regression analysis.

        REVAL uses past data to demonstrate that a hedge relationship is expected to be highly effective in a prospective hedge effectiveness test.

        The number of data points used to measure the effectiveness and the frequency of the data must be consistent over the life of the hedge for both prospective and retrospective testing and must be appropriate given the particularities of the hedge. It is therefore considered appropriate to use 60 monthly rolling data points. The monthly data points correspond to the historical Sappi month-end dates.

        In order to create a complete set of data for the regression analysis, both the hedging instrument and the hedged item are back-dated at inception date by creating a proxy trade. Actual historical 3-month US Dollar LIBOR curves are used to generate net present values of the proxy trades. As time passes, REVAL will update the regression by adding new actual observations and excluding the same number of the oldest simulated observations from the data set.

        The prospective test is considered to be identical to the retrospective test, which implies that for the prospective test, the same past data (i.e. actual historical curves and remaining cash flows at each Sappi month-end date of the retrospective test) is used as for the retrospective test.

        The swap was highly effective in a retrospective hedge effectiveness test.

        Changes in fair value will represent period-to-period changes in "clean" fair value (accruals of interest excluded).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

        The following is an analysis of the impact on pre-tax profit and loss for the period based on the consolidated accounts translated at average rates:

	2011	2010
	at average rate favourable (unfavourable)	at average rate favourable
	(US$ million)
Fair value hedges
Realised result on termination of interest rate swaps	1	—
Amortisation of de-designated hedges	18	21
Residual ineffectiveness	(3)	—

—gain on hedging instruments	19	—
—loss on hedged item	(22)	—

Total	16	21

2.     Cash flow hedges

Interest and currency swaps

        In August 2009, Sappi entered into a fixed for fixed interest and currency swap, which has been designated as a hedge of future cash flows linked to fixed rate debt denominated in foreign currency. The swap corresponds to the underlying US$300 million Senior Secured Notes due 2014. The swap converts all future US Dollar cash flows into Euro.

        The effective gains and losses from changes in fair value of these derivatives are recorded in other comprehensive income. These accumulated gains and losses will be recycled to profit or loss in the same line as the hedged item at the moment the hedged item affects profit or loss (interest expense and foreign currency revaluation).

        Sappi uses REVAL to assess the fair value of the IRCS and to measure the effectiveness of the cash flow hedge relationship.

        At inception and at the beginning of each quarterly reporting period, the future effectiveness of the hedge relationship is assessed using the critical terms match.

        In order to measure retrospective hedge effectiveness, a hypothetical derivative with identical critical terms as the hedged item has been built as a perfect hedge. The periodic dollar-offset retrospective hedge effectiveness test is based on the comparison of the actual past periodical changes in fair value between the hedging derivative and the hypothetical derivative. For effectiveness, the ratio of the periodic change in fair value of the hedging instrument since inception or since the last quarterly measurement divided by the periodic change in fair value of the hypothetical derivative since inception or since the last quarterly measurement for the hedge must fall within the range of 80% to 125%. If however, both changes in fair value are less than 1% of the notional amount of the IRCS, these changes in fair value are considered to be both immaterial and the hedge effectiveness test is met.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

        The counterparties of the hedging instruments are tested for creditworthiness on a quarterly basis. If the credit risk of a given counterparty would fall under the minimum required rating, any positive fair value of the hedging instrument would be adjusted to cater for the additional credit risk. This would not affect the hypothetical derivative.

	2011		2010
	Hedged notional	Interest result deferred in other comprehensive income	Hedged notional	Interest result deferred in other comprehensive income
	(US$ million)
Senior Secured Notes 2014	300	3	300	3

Ngodwana mill expansion—acquisition of property, plant and equipment in foreign currency

        Sappi started the expansion of its Ngodwana mill in fiscal 2011 to increase its capacity to produce chemical cellulose. The group had a highly probable forecast transaction for the importation of property, plant and equipment from May 2011 which the group became firmly committed to in August 2011. The acquisition of the property, plant and equipment was hedged for foreign currency risk from May 2011 by forward exchange contracts which were designated as hedging instruments in a cash flow hedge.

        The cash flows related to the expansion of Ngodwana began in September 2011 and are estimated to keep occurring until September 2013.

        The hedging instrument is recorded at fair value on the balance sheet with changes in fair value recorded through other comprehensive income. In assessing the effectiveness of the hedge of the foreign currency risk, Sappi compares the critical terms (expected maturity dates, underlying foreign currencies and the notional amounts) of the hedging instrument to the hedged item. An assessment is then performed on a cumulative basis at each reporting period. Throughout the hedge designation, the hedge relationship has been assessed to be highly effective in offsetting changes in the cash flows attributable to the hedged risk.

        The total net gain recognised in equity through other comprehensive income since the inception of the hedge amounted to US$9 million for fiscal 2011. This is made up of a realised gain of US$4 million relating to forward exchange contracts that have matured and an unrealised gain of US$5 million resulting from forward exchange contracts yet to mature.

3.     Net investment hedges

        In February 2010, Sappi designated a hedge of a net investment for an indeterminate period of Sappi Papier Holding ("SPH") in SD Warren Holdings Corporation ("SFPNA") including all its subsidiaries and incorporating all net assets. The hedged risk is the currency risk associated with the spot re-translation of the net assets of the foreign operation into the functional currency of the consolidating parent entities at the level of which the hedge is designated, ie SPH for US Dollar-Euro spot exchange risk and Sappi Ltd for US Dollar-ZAR spot exchange risk. The hedging instrument is non-derivative foreign currency external debt. At inception of the hedge, both the net investment in the

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

foreign operation (as hedged item) and the foreign currency denominated debt (as hedging instrument) have been recorded at the spot rate in effect on the hedge designation date.

        Exchange differences linked to the subsequent revaluation of the foreign currency debt in the books of the entity holding the debt are deferred in other comprehensive income to the extent effective until the foreign operation is disposed of or liquidated. These exchange differences are recognised in the income statement on disposal or liquidation as part of the gain or loss on disposal.

        Ineffectiveness can only occur if the net investment carrying value of the foreign operation would fall below the designated amount of the hedging instruments. The net investment value of the foreign operation is validated each quarter. Ineffective gains and losses are booked directly to the income statement. As at the end of fiscal 2011, the hedge was 100% effective.

	2011		2010
	Hedged notional	Foreign Exchange result deferred in other comprehensive income	Hedged notional	Foreign Exchange result deferred in other comprehensive income
	(US$ million)
Bond 2012	—	—	30	—
Bond 2021	28	—	—	—
Bond 2032	219	(3)	227	2

	247	(3)	257	2

Net investment value of Sappi Fine Paper North America	372		310

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

        The pulp swaps contracted in 2010 have matured in January 2011 and no other pulp swaps have been contracted during fiscal 2011.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

        There were no pulp swap contracts outstanding at the end of fiscal 2011.

		2011		2010
	Base currency	Contract amount (Notional amount)	Fair value favourable (unfavourable)	Contract amount (Notional amount)	Fair value favourable (unfavourable)
	(US$ million)
Bleached Hardwood Kraft Pulp (BHKP) bought	US Dollar	—	—	1	0.2
Northern Bleached Softwood Kraft (NBSK) bought	Euro	—	—	2	(0.1)

		—	—	3	0.1

b)    Liquidity risk

        Liquidity risk is the risk that the group will be unable to meet its current and future financial obligations as they fall due.

        The group's objective is to manage its liquidity risk by:

  –
  managing its bank balances, cash concentration methods and cash flows;

  –
  managing its working capital and capital expenditure;

  –
  ensuring the availability of a minimum amount of short-term borrowing facilities at all times, to meet any unexpected funding requirements; and

  –
  ensuring appropriate long-term funding is in place to support the group's long-term strategy.

        Details of the group's borrowings, including the maturity profile thereof, as well as the group's committed and uncommitted facilities are set out in note 20.

        The group is in compliance with all material financial covenants applicable to its borrowing facilities.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

Liquidity risk management
2011

			Undiscounted cash flows
	Total financial assets and liabilities	Fair value of financial instruments	0–6 months	6–12 months	1–2 years	2–5 years	> 5 years	Total
	(US$ million)
Financial assets
Other non-current assets	25	25	12	1	—	4	8	25
Non-current derivative financial assets	41	41	4	4	8	28	—	44

Receive leg			30	30	95	405	—	560
Pay leg			(26)	(26)	(87)	(377)	—	(516)

Trade and other receivables	735	735	735	—	—	—	—	735
Current derivative financial assets	3	3	2	1	—	—	—	3

Receive leg			72	24	—	—	—	96
Pay leg			(70)	(23)	—	—	—	(93)

Cash and cash equivalents	639	639	639	—	—	—	—	639

			1,392	6	8	32	8	1,446
Financial liabilities
Interest-bearing borrowings	2,289	2,460	85	85	380	1,511	1,333	3,394
Other non-current liabilities	2	2	—	—	1	1	—	2
Interest-bearing borrowings	449	463	372	99	—	—	—	471
Overdraft	1	1	1	—	—	—	—	1
Current derivative financial liabilities	10	10	10	—	—	—	—	10

Pay leg			222	—	—	—	—	222
Receive leg			(212)	—	—	—	—	(212)

Trade and other payables	840	840	791	9	—	—	—	800

			1,259	193	381	1,512	1,333	4,678

Liquidity gap			133	(187)	(373)	(1,480)	(1,325)	(3,232)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

Liquidity risk management
2010

			Undiscounted cash flows
	Total financial assets and liabilities	Fair value of financial instruments	0–6 months	6–12 months	1–2 years	2–5 years	> 5 years	Total
	(US$ million)
Financial assets
Other non-current assets	29	29	13	—	1	4	11	29
Non-current derivative financial assets	19	19	—	1	1	17	—	19

Receive leg			18	18	36	372	—	444
Pay leg			(18)	(17)	(35)	(355)	—	(425)

Trade and other receivables	777	777	776	—	1	—	—	777
Current derivative financial assets	15	15	17	—	—	—	—	17

Receive leg			267	—	—	—	—	267
Pay leg			(250)	—	—	—	—	(250)

Cash and cash equivalents	792	792	792	—	—	—	—	792

			1,598	1	3	21	11	1,634
Financial liabilities
Interest-bearing borrowings	2,317	2,612	71	71	1,084	1,571	507	3,304
Non-current derivative financial liabilities	—	—	—	—	—	—	—	—

Pay leg			3	3	—	—	—	6
Receive leg			(3)	(3)	—	—	—	(6)

Interest-bearing borrowings	691	732	571	211	—	—	—	782
Overdraft	5	5	5	—	—	—	—	5
Current derivative financial liabilities	3	3	2	1	—	—	—	3

Pay leg			130	5	—	—	—	135
Receive leg			(128)	(4)	—	—	—	(132)

Trade and other payables	991	991	951	1	—	—	—	952

			1,600	284	1,084	1,571	507	5,046

Liquidity gap			(2)	(283)	(1,081)	(1,550)	(496)	(3,412)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

Derivative financial instruments with maturity profile

        The following tables indicate the different types of derivative financial instruments for 2011 and 2010, included within the various categories on the face of the balance sheet.

        The reported maturity analysis is calculated on an undiscounted basis.

					Maturity analysis(1)
					Undiscounted cash flows
Classes of derivative financial instruments	Total	Fair Value Hedge	Cash flow Hedge	No Hedge Accounting	0-6 months	6-12 months	1-2 years	2-5 years	> 5 years
	(US$ million)
September 2011
Assets
Fair value of derivatives by risk factor
Interest rate risk
Interest rate swaps	40	19	21	—	4	4	7	28	—

—receiving leg	506	111	395	—	30	30	59	405	—
—paying leg	(466)	(92)	(374)	—	(26)	(26)	(52)	(377)	—

Foreign exchange risk
FX forward contracts	4	—	4	—	2	2	1	—	—

—receiving leg	132	—	100	32	72	24	36	—	—
—paying leg	(128)	—	(96)	(32)	(70)	(22)	(35)	—	—

Liabilities
Fair value of derivatives by risk factor
Interest rate risk
Interest rate swaps	—	—	—	—	—	—	—	—	—

—paying leg	—	—	—	—	—	—	—	—	—
—receiving leg	—	—	—	—	—	—	—	—	—

Foreign exchange risk
FX forward contracts	10	—	—	10	10	—	—	—	—

—paying leg	222	—	—	222	222	—	—	—	—
—receiving leg	(212)	—	—	(212)	(212)	—	—	—	—

(1)
The reported maturity analysis is calculated on an undiscounted basis.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

					Maturity analysis(1)
					Undiscounted cash flows
Classes of derivative financial instruments	Total	Fair Value Hedge	Cash flow Hedge	No Hedge Accounting	0-6 months	6-12 months	1-2 years	2-5 years	> 5 years
	(US$ million)
September 2010
Assets
Fair value of derivatives by risk factor
Interest rate risk
Interest rate swaps	19	—	19	—	—	1	1	17	—

—receiving leg	422	—	422	—	18	18	36	372	—
—paying leg	(403)	—	(403)	—	(18)	(17)	(35)	(355)	—

Foreign exchange risk
FX forward contracts	15	—	—	15	17	—	—	—	—

—receiving leg	265	—	—	265	267	—	—	—	—
—paying leg	(250)	—	—	(250)	(250)	—	—	—	—

Liabilities
Fair value of derivatives by risk factor
Interest rate risk
Interest rate swaps	—	—	—	—	—	—	—	—	—

—paying leg	6	—	—	6	3	3	—	—	—
—receiving leg	(6)	—	—	(6)	(3)	(3)	—	—	—

Foreign exchange risk
FX forward contracts	3	—	—	3	2	1	—	—	—

—paying leg	135	—	—	135	130	5	—	—	—
—receiving leg	(132)	—	—	(132)	(128)	(4)	—	—	—

(1)
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

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

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

        Fair values of foreign exchange and interest rate derivatives are calculated by using recognised treasury tools which use discounted cash flow techniques based on effective market data valid at closing date. The fair values of loan commitments are based on the commitment fees effectively paid.

			Categories according to IAS 39
Classes of financial instruments	Total balance	Out of scope IAS 39(1)	Held for trading	Loans and receivables	Held to maturity	Available- for-sale	Total in scope	Fair value
	(US$ million)
September 2011
Non-current assets
Other non-current assets(2)	104	79	—	5	—	20	25	25

Loans to associates (minority interests)		—	—	3	—	—	3	3
AFS—Club debentures		—	—	—	—	3	3	3
AFS—Investment funds		—	—	2	—	17	19	19
Other assets		79	—	—	—	—	—	—

Non-current derivative financial assets	41	—	41	—	—	—	41	41

Current assets
Trade and other receivables	831	96	—	735	—	—	735	735

Trade receivables		—	—	700	—	—	700	700
Other accounts receivable—current		96	—	35	—	—	35	35

Current derivative financial assets	3	—	3	—	—	—	3	3

Cash and cash equivalents	639	—	—	639	—	—	639	639

Overnight deposits and current accounts (including petty cash)		—	—	271	—	—	271	271
Time deposits (< 3 months)		—	—	324	—	—	324	324
Money market funds		—	—	44	—	—	44	44

(1)
This refers to items that are outside the scope of IAS 39.

(2)
Includes license fees and brands (refer to note 12).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

			Categories according to IAS 39
Classes of financial instruments	Total balance	Out of scope IAS 39(1)	Held for trading	Other financial liabilities	Total in scope	Fair value
	(US$ million)
September 2011
Non-current liabilities
Interest-bearing borrowings	2,289	—	—	2,289	2,289	2,460

Bank loans payable (> 1 year)—including syndicated loans		—	—	78	78	80
Bonds		—	—	1,809	1,809	1,975
Financial leasing liabilities		—	—	22	22	25
Securitisation debt		—	—	368	368	368
Secured loans		—	—	12	12	12

Other non-current liabilities	553	551	—	2	2	2

Current Liabilities
Interest-bearing borrowings	449	—	—	449	449	463

Bank loans payable (< 1 year)—including syndicated loans		—	—	93	93	93
Current portion of other non-current loans payable		—	—	197	197	211
Financial leasing liabilities		—	—	14	14	14
Secured loans (< 1 year)		—	—	145	145	145
Overdraft

Bank overdrafts (< 3 months)	1	—	—	1	1	1

Current derivative financial liabilities	10	—	10	—	10	10

Trade and other payables	1,065	225	—	840	840	840

Accruals		225	—	243	243	243
Accounts payable to associates		—	—	4	4	4
Other accounts payable—current		—	—	593	593	593

(1)
This refers to items that are outside the scope of IAS 39.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

			Categories according to IAS 39
Classes of financial instruments	Total balance	Out of scope IAS 39(1)	Held for trading	Loans and receivables	Held to maturity	Available- for-sale	Total in scope	Fair value
	(US$ million)
September 2010
Non-current assets
Other non-current assets(2)	105	76	—	6	—	23	29	29

Loans to associates (minority interests)		—	—	4	—	—	4	4
AFS—Club debentures		—	—	—	—	2	2	2
AFS—Investment funds		—	—	2	—	19	21	21
Other assets		76	—	—	—	2	2	2

Non-current derivative financial assets	19	—	19	—	—	—	19	19

Current assets
Trade and other receivables	888	111	—	773	—	4	777	777

Trade receivables		—	—	740	—	—	740	740
Other accounts receivable—current		111	—	33	—	4	37	37

Current derivative financial assets	15	—	15	—	—	—	15	15

Cash and cash equivalents	792	—	—	792	—	—	792	792

Overnight deposits and current accounts (including petty cash)		—	—	115	—	—	115	115
Time deposits (< 3 months)		—	—	676	—	—	676	676
Money market funds		—	—	1	—	—	1	1

(1)
This refers to items that are outside the scope of IAS 39.

(2)
Includes license fees and brands (refer to note 12).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

			Categories according to IAS 39
Classes of financial instruments	Total balance	Out of scope IAS 39(1)	Held for trading	Other financial liabilities	Total in scope	Fair value
	(US$ million)
September 2010
Non-current liabilities
Interest-bearing borrowings	2,317	—	—	2,317	2,317	2,612

Bank loans payable (> 1 year)—including syndicated loans		—	—	103	103	107
Bonds		—	—	1,796	1,796	2,052
Financial leasing liabilities		—	—	39	39	34
Secured loans		—	—	379	379	419

Current Liabilities
Interest-bearing borrowings	691	—	—	691	691	732

Bank loans payable (< 1 year)—including syndicated loans		—	—	96	96	96
Current portion of other non-current loans payable		—	—	62	62	62
Financial leasing liabilities		—	—	13	13	13
Secured loans (< 1 year)		—	—	148	148	182
Securitisation debt		—	—	372	372	379

Overdraft
Bank overdrafts (< 3 months)	5	—	—	5	5	5

Current derivative financial liabilities	3	—	3	—	3	3

Trade and other payables	1,271	280	—	991	991	991

Accruals		278	—	249	249	249
Accounts payable to associates		—	—	1	1	1
Other accounts payable—current		2	—	741	741	741

(1)
This refers to items that are outside the scope of IAS 39.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

Hierarchy of fair value measurements for financial instruments measured at fair value on the balance sheet:

	2011				2010
		Fair value hierarchy				Fair value hierarchy
	Total Fair value				Total Fair value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
	(US$ million)
Non-current assets
Other non-current assets
AFS—Club debentures	3	3	—	—	2	2	—	—
AFS—Investment funds	17	17	—	—	19	19	—	—
Non-current derivative financial assets	41	—	41	—	19	—	19	—
Current assets
Current derivative financial assets	3	—	3	—	15	—	15	—

	64	20	44	—	55	21	34	—

Non-current liabilities
Non-current derivative financial liabilities	—	—	—	—	—	—	—	—
Current liabilities
Current derivative financial liabilities	10	—	10	—	3	—	3	—

	10	—	10	—	3	—	3	—

c)    Credit risk

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

        The group assesses the creditworthiness of potential and existing customers in line with the credit policies and procedures. Appropriate collateral is obtained to minimise risk. Exposures are monitored on an on-going basis utilising various reporting tools which highlight potential risks.

        In the event of deterioration of credit risk, the appropriate measures are taken by the regional credit management. All known risks are required to be fully disclosed, accounted for, and provided for as bad debts in accordance with the applicable accounting standards.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

29.  FINANCIAL INSTRUMENTS (Continued)

        On average 57% of our trade receivables are credit insured.

        Quantitative disclosures on credit risk are included in note 16 of the annual financial statements.

30.  RELATED PARTY TRANSACTIONS

        Transactions between group companies, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

        Details of transactions between the group and other related parties are disclosed below:

	Sale of goods			Purchases of goods			Amounts owed by related parties		Amounts owed to related parties
Joint ventures	2011	2010	2009	2011	2010	2009	2011	2010	2011	2010
	(US$ million)
Jiangxi Chenming Paper Company Limited	1.1	1.1	2.0	0.7	0.6	1.5	—	—	1.8	0.9
Sapin S.A.	0.8	0.5	0.4	35.1	22.1	21.3	0.1	0.1	3.9	0.6
VOF Warmtekracht(1)	—	10.8	38.1	—	7.1	25.0	—	—	—	—
Umkomaas Lignin (Pty) Limited	6.5	5.6	0.9	0.4	0.3	—	0.8	1.8	—	—
Papierholz Austria GmbH	—	—	—	105.1	90.5	68.5	—	—	0.2	8.1
Energie Biberist AG(2)	—	—	—	31.1	38.6	—	—	—	1.1	3.8

	8.4	18.0	41.4	172.4	159.2	116.3	0.9	1.9	7.0	13.4

(1)
The entity was acquired by Sappi in fiscal 2010 and is fully consolidated into the group accounts

(2)
The entity provided Biberist Mill with steam and electricity. Biberist Mill was closed in the last quarter of fiscal 2011.

        A description concerning the joint venture, Timber IV, is discussed in note 13.

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

30.  RELATED PARTY TRANSACTIONS (Continued)

Key management personnel

        Key management personnel include our executive directors and prescribed officers. The details of our key management personnel, including emoluments, interests in contracts and participation in The Sappi Limited Share Incentive Trust (Scheme) and The Sappi Limited Performance Share Incentive Trust (Plan) are disclosed in notes 33–35.

31.  EVENTS AFTER BALANCE SHEET DATE

        In October 2011, Sappi Southern Africa utilised some of its cash resources to repay its 10.64% fixed rate public bond of ZAR1,000 million.

        In November 2011, the board approved an investment of approximately US$170 million to convert the Cloquet Mill pulp mill in North America to produce chemical cellulose.

32.  ENVIRONMENTAL MATTERS

        We are subject to a wide range of environmental laws and regulations in the various jurisdictions in which we operate which have tended to become more stringent over time. Violations of environmental laws could lead to substantial costs and liabilities, including civil and criminal fines and penalties. Environmental compliance is an increasingly important consideration in our businesses, and we expect to continue to incur significant capital expenditures and operational and maintenance costs for environmental compliance, including costs related to reductions in air emissions such as carbon dioxide (CO2) and other greenhouse gases (GHG), wastewater discharges and solid and hazardous wastes. We closely monitor the potential for changes in pollution control laws and take actions with respect to our operations accordingly.

North America

        Sappi Fine Paper North America is subject to stringent environmental laws in the United States. These laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and their respective state counterparts and implementing regulations.

        On June 29, 2009, the Commissioner of the Department of Inland Fisheries and Wildlife, State of Maine (the "Commissioner"), issued a decision requiring Sappi Fine Paper North America to install a fish passage at the Cumberland Mill's dam associated with the Westbrook mill, the most downriver dam on the Presumpscot River. Pursuant to a final order issued by the Commissioner, construction of the fish passage must be completed by May 1, 2013. Costs associated with construction and related engineering of this fish passage are estimated to be approximately US$4 million to US$5 million. Fish passage at the next dam upstream, the Saccarappa hydrofacility, must be operational two years after the Cumberland Mills dam fish passage is completed, during the spring of 2015. Installation of the Cumberland Mills dam fish passage may also trigger, over a period of approximately ten years, the obligation to install fish passages for at least some of Sappi Fine Paper North America's other upstream hydrofacilities as well, to allow natural fish migration and thus promote the restoration of native species to the river. The total cost of all fish passages associated with Sappi's dams along the Presumpscot River is estimated to be in the range of approximately US$18 million to US$28 million, which includes costs

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

32.  ENVIRONMENTAL MATTERS (Continued)

expected to be incurred in the next several years for the fish passage on the Cumberland Mills dam and Saccarappa hydrofacility as well as estimated costs for upstream fish passages which may be incurred in the future. Because construction of additional fish passages depends on several future contingencies, including the results of data gathering on fish populations in the river, we do not know the precise timing for incurring related future costs, assuming such obligations are triggered.

        We closely monitor state, regional and Federal GHG initiatives and other regulatory developments in anticipation of any potential effects on our operations. Although the United States has not ratified the Kyoto Protocol, and has not yet adopted a Federal program for regulating GHG emissions, Congress has considered comprehensive federal legislation regarding climate change and various regional initiatives regarding emissions associated with climate change are either in effect or proposed. In addition, the US Environmental Protection Agency (USEPA) has finalised or proposed several rules relating to emissions reporting and emissions reductions, including rules issued in March 2011 known as 'Boiler MACT' which would establish new standards for emissions of hazardous air pollutants from commercial and industrial boilers. In May 2011, the USEPA stayed the Boiler MACT rules indefinitely. When announcing the stay, the USEPA stated that the stay will remain in effect until it completed an ongoing reconsideration process with respect to certain requirements in the rules or until various court proceedings concerning Boiler MACT are completed, whichever came first. Based on motions before the court, it is not clear whether the reconsideration process or whether the litigations will be resolved first, or what the timing for completion or implementation of a revised rule would be. Capital expenditures, currently estimated to range between US$10 million and US$15 million, could be required for emissions control equipment at Sappi Fine Paper North America's mills in order to comply with the Boiler MACT rules as proposed in March 2011, although the anticipated impact of the rules as well as the related costs may be subject to revision in the future, particularly in light of the ongoing reconsideration process and litigation. The nature, scope, and timing of any proposed legislation, including climate change legislation and other proposed rules regarding GHG's is highly uncertain and, currently,we do not know what the precise effect, if any, such legislation will have on Sappi Fine Paper North America, both financially and on our operations.

Europe

        Our European facilities are subject to extensive environmental regulation in the various countries in which we operate. The air emissions, water discharges and pollution control requirements of the permits of our mill operations in the European Union are based on Best Available Techniques (BAT). These are defined in the BAT reference documents (BREFs) of the Integrated Pollution Prevention and Control directive (IPPC). These documents are currently being revised but this exercise is taking longer than initially expected. The revised documents are expected to be adopted in early 2013.

        Other laws and regulations that apply to all our facilities in the European Union include:

  •
  The national European laws that regulate the waste disposal framework and place restrictions on land filling materials in order to reduce contaminated leachate and methane emissions. Prevention, re-use and recycling (material or thermal) are the preferred waste management methods. Consequently most of the waste material generated at our facilities is recycled. The small share of waste material that is still placed in landfills is inert material (ash or building rubble).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

32.  ENVIRONMENTAL MATTERS (Continued)

  •
  The EU Chemicals Regulation REACH (1907/2006/EC) intended to harmonise existing European and national regulations to provide better protection of human health and the environment is not directly applicable to the pulp and paper industry. It does, however, apply to a number of raw materials that we source. We also registered some intermediate substances in our pulp production processes.

  •
  A timber and timber product regulation adopted by the European Commission, the obligations, of which, will also apply to our European operations. The requirements apply as from 03 March 2013. We think that we are well prepared for these new requirements as we have an effective certification and risk assessment system in place which allows us to trace wood and timber material back to its source.

  •
  An agreement with the national government in The Netherlands which we, together with other paper manufacturers, have signed to improve environmental management and further limit emissions.

        The countries within which Sappi operates in Europe have all ratified the Kyoto Protocol and we have developed a GHG strategy to comply with applicable GHG restrictions and to manage emission reductions cost effectively.

South Africa

        In southern Africa, the environmental regulatory legal framework is still evolving, as is the enforcement process. We work with government authorities in striving to find a balance between economic development and social and environmental considerations.

        The Minister of Water and Environmental Affairs considered it necessary to strengthen enforcement of legislation by the Environmental Management Inspectors (EMIs) in her department. The EMIs prioritised various sectors of industry and inspected those sectors in the course of the past four years. From 2008 to 2011, the EMIs focused attention on the pulp and paper sector, signaling more stringent enforcement for Sappi mills.

        Our Ngodwana, Enstra and Tugela mills have undergone comprehensive initial inspections with subsequent follow up audits done by the EMIs during the course of 2008 to 2011. We are continuing to make progress on addressing the issues that were identified by the inspectors and, as appropriate, have been voluntarily submitting progress reports to the EMI lead team member's office. The purpose of submitting regular updates is to maintain a sound working relationship with the EMI based on effective communication in a transparent manner. The primary South African environmental laws affecting our operations are:

  •
  The National Water Act that addresses the water shortages in South Africa and relates to both, our manufacturing and our forestry operations. Abstraction of water, discharge of effluent and management of forests are all regulated under a license system in which first allocations go to, among other things, human consumption, before allocations are made to agriculture, industry and forestry. All water use is subject to a charge.

  •
  The National Environmental Management Act that provides for the integration of environmental considerations into all stages of any development process. The Act includes a number of

SAPPI
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

32.  ENVIRONMENTAL MATTERS (Continued)

    significant principles, such as private prosecution of companies in the interest of the protection of the environment and the establishment of aggressive waste reduction goals.

  •
  The National Environmental Management Act: Air Quality Act was promulgated at the beginning of 2005 and has now replaced the 1965 Atmospheric Pollution Prevention Act. The new Act will impose more stringent compliance standards on our operations over a period of five to ten years.

  •
  The National Environmental Management Act: Waste Act was enacted on July 01, 2009. The Waste Act regulates the use, re-use, recycling and disposal of waste and regulates waste management by way of a licensing system.

  •
  The Kyoto Protocol: South Africa has also ratified the Kyoto Protocol, which obligates signatory countries to take measures to reduce their greenhouse gas emissions through the initial commitment period, which expires in December 2012. It is unclear whether there will be a successor agreement to the Kyoto Protocol post-2012, or what the implications will be for signatory countries if the Kyoto Protocol is not extended past the initial commitment period.

        The requirements under these statutes, predominantly with respect to air emissions from our mills, will result in additional capital and operating expenditures, some of which may be significant. Newly enacted legislation in South Africa typically provides for a phase-in period for new standards. As a result, the impact of new standards, contained in the Air Quality Act and the Waste Act on our mills, is expected to be distributed over the next five to ten years. We are in frequent contact with regulatory authorities during the phasing in of these requirements, in an attempt to manage the transition period.

33.  DIRECTORS' AND PRESCRIBED OFFICERS' REMUNERATION

Non-executive directors

        Directors are normally remunerated in the currency of the country in which they live or work from. Their remuneration is converted into US Dollars (the group's reporting currency) at the average exchange rate prevailing during the reporting year. Directors' fees are established in local currencies to reflect market conditions in those countries.

        Non-executive directors' fees reflect their services as directors and services on various sub-committees on which they serve. The quantum of committee fees depends on whether the director is an ordinary member or a chairman of the committee. Non-executive directors do not earn attendance fees, however additional fees are paid for attendance at board meetings in excess of the five scheduled meetings per annum.

        The chairman of the Sappi Limited board, receives a flat director's fee and does not earn committee fees.

        Non-executive directors do not participate in any incentive schemes or plans of any kind.

        In determining the fees for non-executive directors, due consideration is given to the fee practice of companies of similar size and complexity in the countries in which the directors are based.

        The extreme volatility of currencies, in particular the Rand/US Dollar exchange rate in the past few years, caused distortions of the relative fees in US Dollars paid to individual directors.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

33.  DIRECTORS' AND PRESCRIBED OFFICERS' REMUNERATION (Continued)

        Non-executive directors' fees are proposed by the executive committee, agreed by the compensation committee, recommended by the board and approved at the annual general meeting by the shareholders.

	2011
	Board Fees	Committee Fees	Travel allowance	Total
	(US$)
M Feldberg	84,750	53,800	11,600	150,150
J E Healey	56,450	99,020	11,600	167,070
D Konar	39,438	74,320	5,800	119,558
H C Mamsch(1)	14,692	13,697	—	28,389
B Radebe	39,438	12,791	5,800	58,029
A N R Rudd	58,769	49,638	11,600	120,007
K Osar	56,450	28,500	11,600	96,550
J McKenzie	39,438	37,368	5,800	82,606
D C Cronje	287,449	—	5,800	293,249
N P Mageza	39,438	33,236	5,800	78,474
R Thummer	58,769	24,819	11,600	95,188
M V Moosa	39,438	—	5,800	45,238
M A Fallon(2)	4,897	—	2,900	7,797
G P F Beurskens(3)	—	—	—	—

	819,416	427,189	95,700	1,342,305

	2010
	Board Fees	Committee Fees	Travel allowance	Total
	(US$)
D C Brink(4)	12,711	12,250	2,800	27,761
M Feldberg	66,600	49,183	14,000	129,783
J E Healey	55,100	75,000	14,000	144,100
D Konar	33,918	62,056	5,600	101,574
H C Mamsch	56,818	81,949	2,800	141,567
B Radebe	33,918	10,999	5,600	50,517
A N R Rudd	56,818	48,077	5,600	110,495
F A Sonn(4)	8,479	2,750	2,800	14,029
K Osar	55,100	27,500	11,200	93,800
J McKenzie	33,918	27,860	5,600	67,378
D C Cronje	235,662	—	2,800	238,462
N P Mageza(5)	25,438	18,572	2,800	46,810
R Thummer(6)	37,879	11,206	2,800	51,885
M V Moosa(7)	5,653	—	—	5,653

	718,012	427,402	78,400	1,223,814

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

33.  DIRECTORS' AND PRESCRIBED OFFICERS' REMUNERATION (Continued)

	2009
	Board Fees	Committee Fees	Travel allowance	Total
	(US$)
D C Brink	39,496	38,054	5,400	82,950
M Feldberg	54,000	51,700	13,500	119,200
J E Healey	54,000	73,500	13,500	141,000
D Konar	26,350	51,811	5,400	83,561
H C Mamsch	55,615	80,072	8,100	143,787
B Radebe	26,349	8,543	5,400	40,292
A N R Rudd	55,615	47,046	8,100	110,761
F A Sonn	26,350	8,543	5,400	40,293
K Osar	54,000	27,000	13,500	94,500
J McKenzie	26,350	23,215	5,400	54,965
D C Cronje	183,059	—	5,400	188,459

	601,184	409,484	89,100	1,099,768

(1)
Retired in December 2010.

(2)
Appointed in September 2011.

(3)
Appointed in October 2011.

(4)
Retired in December 2009.

(5)
Appointed in January 2010.

(6)
Appointed in February 2010.

(7)
Appointed in August 2010.

Executive directors

        Our pay philosophy is to pay our executive directors' a compensation package which is fair and equitable in comparison to their peers in the markets in which they live and work. They are generally paid in the currency of that country.

	2011
	Salary	Prior Year bonuses and performance related payments(1)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Total
	(US$)
R J Boëttger(2)	806,887	908,619	8,011	234,772	1,958,289
M R Thompson(3)	401,038	378,188	11,794	211,616	1,002,636

	1,207,925	1,286,807	19,805	446,388	2,960,925

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

33.  DIRECTORS' AND PRESCRIBED OFFICERS' REMUNERATION (Continued)

	2010
	Salary	Prior Year bonuses and performance related payments(1)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Total
	(US$)
R J Boëttger	710,148	—	7,605	206,244	923,997
M R Thompson	339,708	—	9,280	117,927	466,915

	1,049,856	—	16,885	324,171	1,390,912

	2009
	Salary	Prior Year bonuses and performance related payments(1)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Total
	(US$)
R J Boëttger	551,185	347,548	—	171,550	1,070,283
M R Thompson	261,921	102,582	357	152,230	517,090

	813,106	450,130	357	323,780	1,587,373

(1)
Bonuses and performance related payments are in respect of the previous year's performance paid in the current year.

(2)
R J Boëttger received an 8% increase on his South African portion (70% of total salary), and a 3.25% increase on his off-shore portion of his salary (30% of total salary). R J Boëttger's compensation package in US$ terms increased by 112% from 2010 to 2011.

(3)
M R Thompson received a 10% salary increase on his South African portion (70% of total salary), and 2% increase on his off-shore portion (30% of total salary) of his salary. M R Thompson's compensation package in US$ terms increased by 114.7% from 2010 to 2011.

        The seemingly large increases in compensation for RJ Boëttger and MR Thompson is due to no bonus and performance related payments in fiscal 2010.

Details of directors' service contracts

        The executive directors have service contracts with notice periods of 2 years or less. These notice periods are in line with international norms for executive directors.

        None of the non-executive directors have service contracts with the company.

        None of the directors have provisions for pre-determined compensation on termination of their contracts exceeding 2 years' gross remuneration and benefits-in-kind.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

33.  DIRECTORS' AND PRESCRIBED OFFICERS' REMUNERATION (Continued)

Prescribed officers(1)

        As with our executive directors, our pay philosophy is to pay our prescribed officers a compensation package which is fair and equitable in comparison to their peers in the markets in which they live and work. They are generally paid in the currency of that country.

	2011
	Salary	Prior Year bonuses and performance related payments(2)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Total
	(US$)
Officer 1	772,280	364,740	3,487	131,898	1,272,405
Officer 2	423,659	391,576	—	39,145	854,380
Officer 3	368,734	317,555	6,417	68,789	761,495
Officer 4	335,280	267,110	10,940	125,399	738,729
Officer 5	304,108	222,697	10,792	150,704	688,301
Officer 6	264,440	225,295	9,045	94,342	593,122
Officer 7	658,738	359,782	595	70,030	1,089,145

	3,127,239	2,148,755	41,276	680,307	5,997,577

	2010
	Salary	Prior Year bonuses and performance related payments(2)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Total
	(US$)
Officer 1	728,937	27,502	3,415	100,418	860,272
Officer 2	411,320	45,891	—	22,482	479,693
Officer 3	266,197	102,437	3,746	27,123	399,503
Officer 4	287,719	—	8,812	85,824	382,355
Officer 5	260,322	—	9,263	92,340	361,925
Officer 6	231,353	—	2,246	80,261	313,860
Officer 7	360,735	—	2,835	88,832	452,402

	2,546,583	175,830	30,317	497,280	3,250,010

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

33.  DIRECTORS' AND PRESCRIBED OFFICERS' REMUNERATION (Continued)

	2009
	Salary	Prior Year bonuses and performance related payments(2)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Total
	(US$)
Officer 1	644,916	222,620	(3,491)	146,152	1,010,197
Officer 2	364,000	255,763	2,529	23,920	646,212
Officer 3	239,909	71,896	(2,999)	33,318	342,124
Officer 4	223,560	86,935	479	90,952	401,926
Officer 5	210,626	78,798	—	90,069	379,493
Officer 6	169,965	64,160	1,867	69,118	305,110
Officer 7	250,921	143,947	2,277	66,476	463,621

	2,103,897	924,119	662	520,005	3,548,683

(1)
The prescribed officers of the group consist of M Gardner; R Hope; J Labuschagne (terminated 30 November 2011); A Rossi; L Swartz; A Thiel and B Wiersum. They form the group executive committee together with the executive directors.

(2)
Bonuses and performance related payments are in respect of the previous year's performance paid in the current year.

34.     DIRECTORS' AND PRESCRIBED OFFICERS' INTERESTS

        The following table sets out the directors' and prescribed officers' interests in shares and other securities in Sappi Limited. For the purposes of this table, directors' and prescribed officers' interests include shares that are owned either directly or indirectly as well as those shares in which directors and

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

34.     DIRECTORS' AND PRESCRIBED OFFICERS' INTERESTS (Continued)

prescribed officers have vested obligations to purchase or to repay loans in terms of the Sappi Limited Share Incentive Trust.

	2011			2010
	Direct Interests		Indirect Interests	Direct Interests		Indirect Interests
Director	Beneficial	Vested Obligations to Purchase or Repay Loans	Beneficial	Beneficial	Vested Obligations to Purchase or Repay Loans	Beneficial
Non-executive directors
R Thummer	7,542	—	—	7,542	—	—
M V Moosa(1)	—	—	626,998	—	—	626,998
Executive directors
M R Thompson(2)	20,517	39,600	—	20,517	72,600	—
R J Boëttger	122,038	—	—	85,000	—	—
Prescribed officers
Officer 1	11,000	—	—	11,000	—	—
Officer 2	—	—	—	—	—	—
Officer 3	13,419	—	—	3,459	—	—
Officer 4	12,243	—	—	6,917	33,000	—
Officer 5	109,737	39,600	—	96,052	72,600	—
Officer 6	47,184	2,200	—	37,990	19,800	—
Officer 7	24,105	22,000	—	3,459	44,000	—

TOTAL	367,785	103,400	626,998	271,936	242,000	626,998

(1)
M V Moosa holds 31.8% share of Lereko Investment (Pty) Ltd which holds a total of 1,971,693 Sappi Limited shares as part of the BEE Transaction described in notes 17 and 28. M V Moosa was appointed a director of the company after the conclusion of the BEE Transaction.

(2)
M R Thompson purchased 142,000 of the Sappi Senior Secured Notes due 2014 at a total cost of €144,837.16.

        There have been no changes in the direct or indirect beneficial interests of the directors and their associates between fiscal year end and the date of this report.

Directors' interests in contracts

        Meyer Feldberg, a non-executive director of the company, disclosed his role as senior advisor of Morgan Stanley & Co. Limited, a financial advisor to Sappi, and Morgan Stanley South Africa (Pty) Limited, a transaction sponsor to Sappi Limited.

        Other than M Feldberg's role as senior advisor of Morgan Stanley & Co. Limited, M V Moosa's interest in the BEE Transaction described above and in note 28, and M R Thompson's interest in the Senior Secured Notes due 2014, the directors have certified that they did not have any material interest in any significant transaction with either the company or any of its subsidiaries, other than those on a normal employment basis.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

35.  DIRECTORS' AND PRESCRIBED OFFICERS' PARTICIPATION IN THE SAPPI LIMITED SHARE SCHEMES

Changes in executive directors' and prescribed officers' share options, allocation shares and performance shares before fiscal year end

Executive directors

	R J Boëttger		M R Thompson		Total 2011	Total 2010
	Allocated price	No of shares	Allocated price	No of shares	No of shares	No of shares
Outstanding at beginning of year
Number of shares held		679,000		408,200	1,087,200	968,000

Issue 27			ZAR 62.34	33,000
Issue 28a			ZAR 47.08	39,600
Issue 29			ZAR 46.51	39,600
Performance shares 31a	ZAR 11.06	220,000
Performance shares 32	ZAR 11.06	110,000	ZAR 11.06	88,000
Performance shares 34		154,000		88,000
Performance shares 35		195,000		120,000

Offered and accepted during the year
Performance shares 35						315,000
Performance shares 36		195,000		88,000	283,000

Paid for during the year
Number of shares		(110,000)		—	(110,000)	—

Returned, lapsed and forfeited during the year
Number of shares		(110,000)		(33,000)	(143,000)	(195,800)

Outstanding at end of year
Number of shares held		654,000		463,200	1,117,200	1,087,200

Issue 28a			ZAR 47.08	39,600
Issue 29			ZAR 46.51	39,600
Performance shares 32	ZAR 11.06	110,000	ZAR 11.06	88,000
Performance shares 34		154,000		88,000
Performance shares 35		195,000		120,000
Performance shares 36		195,000		88,000

Performance shares are issued when all conditions per note 28 are met. The position of participants in regard to the rights offer is also explained in note 28.
Expiry dates
Issue 27			13 February 2011
Issue 28a			30 December 2011
Issue 29			13 December 2012
Performance shares 31a			02 July 2011
Performance shares 32			12 December 2011
Performance shares 34			22 December 2012
Performance shares 35			09 December 2013
Performance shares 36			03 December 2014

 SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

35.  DIRECTORS' AND PRESCRIBED OFFICERS' PARTICIPATION IN THE SAPPI LIMITED SHARE SCHEMES (Continued)

Prescribed officers

	Officer 1		Officer 2		Officer 3		Officer 4		Officer 5		Officer 6		Officer 7		Total 2011	Total 2010
	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	No of shares	No of shares
Outstanding at beginning of year
Number of shares held		406,000		413,700		209,800		280,600		437,200		260,400		456,600	2,464,300	2,124,100

Issue 27			ZAR 62.34	5,500			ZAR 62.34	33,000	ZAR 62.34	33,000	ZAR 62.34	17,600	ZAR 62.34	22,000
Issue 28			ZAR 47.08	11,000	ZAR 47.08	1,980	ZAR 47.08	33,000
Issue 28a									ZAR 47.08	39,600	ZAR 47.08	17,600	ZAR 47.08	22,000
Issue 29			ZAR 46.51	17,600	ZAR 46.51	4,620	ZAR 46.51	33,000	ZAR 46.51	39,600	ZAR 46.51	30,800	ZAR 46.51	28,600
Performance shares 30a1	ZAR 11.06	110,000
Performance shares 31			ZAR 11.06	28,600	ZAR 11.06	28,600	ZAR 11.06	30,800	ZAR 11.06	66,000	ZAR 11.06	26,400	ZAR 11.06	88,000
Performance shares 31a3				55,000
Performance shares 32	ZAR 11.06	88,000			ZAR 11.06	39,600	ZAR 11.06	41,800	ZAR 11.06	77,000	ZAR 11.06	33,000	ZAR 11.06	88,000
Performance shares 33			ZAR 11.06	88,000
Performance shares 34		88,000		88,000		55,000		44,000		77,000		55,000		88,000
Performance shares 35		120,000		120,000		80,000		65,000		105,000		80,000		120,000

Offered and accepted during the year
Performance shares 35																690,000
Performance shares 36		88,000		88,000		65,000		50,000		55,000		55,000		—	401,000

Paid for during the year
Number of shares		(55,000)		(41,800)		(14,300)		(15,400)		(33,000)		(13,200)		(44,000)	(216,700)	(11,000)

Returned, lapsed and forfeited during the year
Number of shares		(55,000)		(47,300)		(14,300)		(48,400)		(66,000)		(30,800)		(66,000)	(327,800)	(338,800)

Outstanding at end of year
Number of shares held		384,000		412,600		246,200		266,800		393,200		271,400		346,600	2,320,800	2,464,300

Issue 27			ZAR 62.34
Issue 28			ZAR 47.08	11,000	ZAR 47.08	1,980	ZAR 47.08	33,000
Issue 28a									ZAR 47.08	39,600	ZAR 47.08	17,600	ZAR 47.08	22,000
Issue 29			ZAR 46.51	17,600	ZAR 46.51	4,620	ZAR 46.51	33,000	ZAR 46.51	39,600	ZAR 46.51	30,800	ZAR 46.51	28,600
Performance shares 32	ZAR 11.06	88,000			ZAR 11.06	39,600	ZAR 11.06	41,800	ZAR 11.06	77,000	ZAR 11.06	33,000	ZAR 11.06	88,000
Performance shares 33			ZAR 11.06	88,000
Performance shares 34		88,000		88,000		55,000		44,000		77,000		55,000		88,000
Performance shares 35		120,000		120,000		80,000		65,000		105,000		80,000		120,000
Performance shares 36		88,000		88,000		65,000		50,000		55,000		55,000

Performance shares are issued when all conditions per note 28 are met. The position of participants in regard to the rights offer is also explained in note 28.
Expiry dates
Issue 27					13 February 2011
Issue 28					14 January 2012
Issue 28a					30 December 2011
Issue 29					13 December 2012
Performance shares 30a1					29 January 2011
Performance shares 31					31 May 2011
Performance shares 31a3					10 September 2011
Performance shares 32					12 December 2011
Performance shares 33					19 March 2012
Performance shares 34					22 December 2012
Performance shares 35					09 December 2013
Performance shares 36					03 December 2014

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2011

35.  DIRECTORS' AND PRESCRIBED OFFICERS' PARTICIPATION IN THE SAPPI LIMITED SHARE SCHEMES (Continued)

Executive directors'

Director		Date paid for	Number of shares paid for	Allocation price	Market value at date of payment
September 2011
R J Boëttger	Performance Plan 31a	10-Aug-11	50,000	ZAR 0.00	ZAR 25.20
	Performance Plan Rights 31a	10-Aug-11	60,000	ZAR 20.27	ZAR 25.20

			110,000

September 2010

None

Prescribed officers'		Date paid for	Number of shares paid for	Allocation price	Market value at date of payment
September 2011
Officer 1	Performance Plan	29-Jan-11	25,000	ZAR 0.00	ZAR 36.43
	Performance Plan Rights	29-Jan-11	30,000	ZAR 20.27	ZAR 36.43

			55,000

Officer 2	Performance Plan	20-Dec-10	19,000	ZAR 0.00	ZAR 33.80
	Performance Plan Rights	20-Dec-10	22,800	ZAR 20.27	ZAR 33.80

			41,800

Officer 3	Performance Plan	31-May-11	6,500	ZAR 0.00	ZAR 36.43
	Performance Plan Rights	31-May-11	7,800	ZAR 20.27	ZAR 36.43

			14,300

Officer 4	Performance Plan	31-May-11	7,000	ZAR 0.00	ZAR 36.43
	Performance Plan Rights	31-May-11	8,400	ZAR 20.27	ZAR 36.43

			15,400

Officer 5	Performance Plan	31-May-11	15,000	ZAR 0.00	ZAR 36.43
	Performance Plan Rights	31-May-11	18,000	ZAR 20.27	ZAR 36.43

			33,000

Officer 6	Performance Plan	31-May-11	6,000	ZAR 0.00	ZAR 36.43
	Performance Plan Rights	31-May-11	7,200	ZAR 20.27	ZAR 36.43

			13,200

Officer 7	Performance Plan	31-May-11	20,000	ZAR 0.00	ZAR 36.43
	Performance Plan Rights	31-May-11	24,000	ZAR 20.27	ZAR 36.43

			44,000

September 2010
Officer 1	Performance Plan	2-Mar-10	5,000	ZAR 0.00	ZAR 30.01
	Performance Plan Rights	2-Mar-10	6,000	ZAR 20.27	ZAR 30.01

			11,000