Form 20-F
period 2012-09-30
SAPPI LTD
filed 2012-12-10
CIK 1072483

Use these links to rapidly review the document

SAPPI FINANCIAL INDEX

As filed with the Securities and Exchange Commission on December 10, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2012 OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report...............................[ ]
For the transition period from to

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

OUR USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT

        Unless otherwise specified or the context requires otherwise in this Annual Report on Form 20-F ("Annual Report"):

  •
  References to "Sappi", "Sappi Group", "Sappi group", "group", "we", "us" and "our" are to Sappi Limited together with its subsidiaries;

  •
  References to the "Acquired Business" and the "Acquisition" are to the coated graphic paper business and certain related uncoated graphic paper business activities of M-real Corporation (now known as Metsä Board) and their acquisition by us on December 31, 2008;

  •
  References to the "2009 Refinancing" are to the refinancing that we implemented in August 2009 which was comprised of the following transactions: (a) the issuance of the 2014 Notes; (b) the refinancing of a bank syndicated loan of €400 million which was replaced by a €400 million OeKB Term Loan Facility (which has since been repaid in full); and (c) the refinancing of a €600 million revolving credit facility which was replaced by a €209 million Revolving Credit Facility;

  •
  References to the "2011 Refinancing" are to the refinancing that we implemented in April 2011 which was comprised of the following transactions (a) the issuance of the 2018 and 2021 Notes (b) the redemption of the remaining US$350 million 2012 Notes, (c) the repayment of €200 million of the outstanding borrowings under our OeKB Term Loan Facility and (d) the increase of our revolving credit facility from €209 million to €350 million and extension of maturity from 2012 to 2016;

  •
  References to the "2012 Refinancing" are to the refinancing that we implemented in 2012 which was comprised of the following transactions (a) the issuance of the 2017 and 2019 Notes and (b) the repurchase and redemption of the equivalent of US$700 million of the 2014 Notes;

  •
  References to the "2012 Notes" are to our US$500 million 6.75% unsecured guaranteed notes due 2012, the remaining amount of which were redeemed in connection with the 2011 Refinancing;

  •
  References to the "2014 Notes" are to our €350 million 11.75% and US$300 million 12.00% senior secured notes due 2014, issued in connection with the 2009 Refinancing;

  •
  References to the "2017 Notes" are to our US$400 million 7.75% senior secured notes due 2017, issued in connection with the 2012 Refinancing;

  •
  References to the "2018 Notes" are to our €250 million 6.625% senior secured notes due 2018, issued in connection with the 2011 Refinancing;

  •
  References to the "2019 Notes" are to our US$300 million 8.375% senior secured notes due 2019, issued in connection with the 2012 Refinancing;

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

  •
  References to the "OeKB Term Loan Facility" are to the €400 million term loan facility entered into in connection with the 2009 Refinancing, for which the remaining outstanding amount was repaid in fiscal 2011;

  •
  References to the "OeKB Facility" are to the €136 million term loan facility entered into in July 2012;

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

  •
  References to "euro", "EUR", "Euro" and "€" are to the currency of those countries in the European Union that form part of the common currency of the euro;

  •
  References to "UK pounds sterling", "GBP" and "£" are to United Kingdom pounds sterling, the currency of the United Kingdom;

  •
  References to "m2" are to square meters and references to "hectares" or "ha" are to a land area of 10,000 square meters or approximately 2.47 acres;

  •
  References to "tons" are to metric tons (approximately 2,204.6 pounds or 1.1 short tons);

  •
  References to "market share" are based upon sales volumes in a specified geographic region during the fiscal year ended September 30, 2012. Certain market share information and other statements presented herein regarding our position relative to our competitors with respect to the manufacture or distribution of particular products are not based on published statistical data or information obtained from independent third parties, but reflects our best estimates. We have based these estimates upon information obtained from our customers, trade and business organizations and associations and other contacts in our industries;

  •
  References to "dissolving wood pulp" relates to a highly purified chemical pulp derived from wood intended primarily for conversion into chemical derivatives of cellulose and used mainly in the manufacture of viscose staple fibre, solvent spin fibre and filament. Also called chemical cellulose;

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

v

  •
  References to "PM" are to individual paper machines; and

  •
  References to "Employees" are to full-time equivalent employees. Full-time equivalent employees is the ratio of the number of total hours worked divided by the maximum number of compensable hours in a full-time schedule as defined by law.

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

  •
  03 October 2011 to 30 September 2012 (52 weeks)

  •
  27 September 2010 to 02 October 2011 (53 weeks)

  •
  28 September 2009 to 26 September 2010 (52 weeks)

        Unless otherwise specified, all references in this Annual Report to a "fiscal year", "year ended", "fiscal 2012", "fiscal 2011", and "fiscal 2010", or "the year ended September 2012", "the year ended September 2011" or "the year ended September 2010" of Sappi Limited refer to the fiscal periods as above.

        Our group Annual Financial Statements as of September 2012 and 2011 and for each of the three years in the period ended September 2012 are hereinafter referred to as the group Annual Financial Statements and have been included elsewhere in this Annual Report. Our group Annual Financial Statements have been prepared in conformity with IFRS.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

        We publish our group Annual Financial Statements and all financial data presented in this Annual Report in US dollars on a nominal (non-inflation adjusted) basis. For information regarding the conversion of certain financial information to US dollars in fiscal 2012, 2011 and 2010, see note 2 to our group Annual Financial Statements included elsewhere in this Annual Report and "Item 5—Operating and Financial Review and Prospects—Principal Factors Impacting our Group Results".

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

        The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward looking statements. In addition, this document includes forward looking statements relating to our potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. You should not rely on forward looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

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

  •
  the emergence of new technologies and changes in consumer trends including increased preferences for digital media;

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

  •
  currency fluctuations.

        These factors are fully discussed in this Annual Report. For further discussion on these factors, see "Item 3—Key Information—Selected Financial Data", "Item 3—Key Information—Risk Factors", "Item 4—Information on the Company", "Item 5—Operating and Financial Review and Prospects", "Item 10—Additional Information—Exchange Controls" and note 29.2 to our group Annual Financial Statements included elsewhere in this Annual Report. You are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Annual Report and are not intended to give any assurance as to future results. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

Selected Financial Data

        The selected financial data set forth below as of September 2012 and September 2011 has been derived from our group Annual Financial Statements and the notes thereto, which are included elsewhere in this Annual Report. The selected financial data set forth below as of September 2010, 2009 and 2008, has been derived from our group Annual Financial Statements for such periods which are not presented herein.

	Year Ended September
	2012	2011	2010	2009	2008
	(US$ million, except per share data)
Group Income Statement Data:
Sales(1)	6,347	7,286	6,572	5,369	5,863
Operating profit (loss)	421	86	341	(73)	314
Profit (loss) for the year	104	(232)	66	(177)	102
Basic earnings (loss) per share (US cents)	20	(45)	13	(37)	28
Diluted earnings (loss) per share (US cents)	20	(45)	13	(37)	28
Dividends per share (US cents)	—	—	—	—	16

	Year Ended September
	2012	2011	2010	2009	2008
	(US$ million)
Group Balance Sheet Data:
Total assets	6,168	6,308	7,184	7,297	6,109
Net assets	1,525	1,478	1,896	1,794	1,605
Total long-term interest-bearing borrowings	2,358	2,289	2,317	2,726	1,832
Shareholders' equity	1,525	1,478	1,896	1,794	1,605

	Year Ended September
	2012	2011	2010	2009	2008
	(US$ million, except number of shares data)
Other Information:
Operating profit excluding special items(3)	403	404	339	33	366
EBITDA excluding special items(3)	772	821	752	431	740
Weighted average number of ordinary shares in issue (in million)(2)	520.8	519.9	516.7	482.6	362.2
Number of ordinary shares in issue at fiscal year end (in million)(2)	520.8	520.5	519.5	515.7	229.2

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

  Net finance costs include: finance costs, finance revenue, net foreign exchange gains and net fair value gain or loss on financial instruments. See the group Income Statements, included elsewhere in this Annual Report, for an explanation of the computation of net finance costs.

  Special items represent those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, plant and equipment, investments and businesses, asset and investment impairments and reversals, restructuring provisions, integration costs related to acquisitions, insurance recoveries, fires, flood, storm and related events, plantation price fair value adjustment, alternative fuel mixture tax credits and the BEE transaction charge.

  We use operating profit excluding special items and EBITDA excluding special items as internal measures of performance to benchmark and compare performance, both between our own operations and as against other companies. Operating profit excluding special items and EBITDA excluding special items are used as measures by the group, together with measures of performance under IFRS, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe operating profit excluding special items and EBITDA excluding special items are useful measures of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because they facilitate operating performance comparisons from period to period and company to company. For these reasons, we believe operating profit excluding special items, EBITDA excluding special items and similar measures are regularly used by the investment community as a means of comparison of companies in our industry.

  Different companies and analysts may calculate operating profit excluding special items and EBITDA excluding special items differently, so making comparisons among companies on this basis should be done very carefully. Operating profit excluding special items and EBITDA excluding special items are not measures of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the group's operations in accordance with IFRS.

  The following table reconciles operating profit excluding special items and EBITDA excluding special items to (loss) profit for the year.

	Year Ended September
	2012	2011	2010	2009	2008
	(US$ million)
Profit (loss) for the year	104	(232)	66	(177)	102
Taxation charge (benefit)	34	11	20	(41)	86
Net finance costs	283	307	255	145	126

Operating profit (loss)	421	86	341	(73)	314
Special items—(gains) losses	(18)	318	(2)	106	52

Operating profit excluding special items	403	404	339	33	366

Profit (loss) for the year	104	(232)	66	(177)	102
Taxation charge (benefit)	34	11	20	(41)	86
Net finance costs	283	307	255	145	126
Depreciation and amortization	369	417	413	398	374
Special items-losses (gains)	(18)	318	(2)	106	52

EBITDA excluding special items	772	821	752	431	740

Special Items(i):
Plantation price fair value adjustment(ii):	15	16	(31)	67	(120)
Restructuring provisions (reversed) raised	(2)	135	46	34	41
Impairments (reversals) of assets and investments	10	167	(10)	79	119
Alternative fuel mixture tax credits	—	—	(51)	(87)	—
Integration costs	—	—	—	3	—
Black Economic Empowerment transaction charge(iii):	3	5	23	—	—
Insurance recoveries	—	(10)	(1)	—	—
Fire, flood, storm and related events	19	6	27	11	17
Profit on disposal of associates and joint ventures	(11)	—	—	—	—
Profit on disposal of non-current assets	(52)	(1)	(5)	(1)	(5)

Total Special items	(18)	318	(2)	106	52

(i)
See "Item 5—Operating and Financial Review and Prospects—Operating Results" for a discussion of special items.

(ii)
Represents the non-cash change in the fair value of our Plantations. For further information, see notes 2.3.5 and 10 of our group Annual Financial Statements included elsewhere in this Annual Report. In the third quarter of fiscal 2010, our group revised its methodology for recording the fair value of all immature and mature timber which resulted in a positive change in profit of US$28 million.

(iii)
In fiscal 2010, our group entered into a BEE transaction resulting in a US$23 million charge to profit. For further information, see note 28 of our group Annual Financial Statements included elsewhere in this Annual Report.

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

        The markets for our pulp and paper products are commodity markets to a significant extent and are affected by changes in industry capacity and output levels and by cyclical changes in the world economy. As a result of periodic supply and demand imbalances in the pulp and paper industry, these markets historically have been highly cyclical, with volatile pulp and paper prices.

        In addition, turmoil in the capital and credit markets, coupled with uncertainty created by the European sovereign debt crises, has led to the decreased availability of credit, which is having an adverse effect on the world economy and consequently has already affected, and may continue to adversely affect the markets for our products through either a decrease in demand and/or a decrease in achievable selling prices. The timing and magnitude of demand and price increases or decreases in the pulp and paper market have generally varied by region and by type of pulp and paper.

        Despite a relatively high level of economic pulp integration on a group-wide basis, a significant increase in the prices for pulp or pulpwood could adversely affect our non-integrated and partially integrated operations if they are unable to raise paper prices sufficiently to offset the effects of increased costs. Other input cost increases including (but not limited to) energy and chemicals may affect our operations if we are unable to raise paper prices sufficiently.

        The majority of our woodfree paper sales consist of sales to merchants. However, the pricing of products for merchant sales can generally be changed with 30 to 90 days' advance notice to the merchant. Sales to converters may be subject to longer notice periods for price changes. Such notice periods generally would not exceed 6 to 12 months. In southern Africa, we have entered into longer-term fixed-price agreements of between 6 to 12 months duration primarily for packaging paper and newsprint sales with domestic customers. Such agreements accounted for approximately 5% of consolidated sales during fiscal 2012.

        Most of our dissolving wood pulp sales contracts are multi-year contracts. However, the pricing is generally based on a formula linked to the NBSK price and reset on a quarterly basis.

        As a result of the short-term duration of paper and dissolving wood pulp pricing arrangements, we are subject to cyclical decreases in market prices for these products. A downturn in paper or dissolving wood pulp prices could have a material adverse effect on our business, results of operations and financial condition.

        For further information, see "Item 4—Information on the Company—Business Overview".

The markets for pulp and paper products are highly competitive, and some of our competitors have advantages that may adversely affect our ability to compete with them.

        We compete against a large number of pulp and paper producers located around the world. A recent trend towards consolidation in the pulp and paper industry has created larger, more focused pulp and paper companies. Some of these companies benefit from greater financial resources or operate mills that produce pulp and paper products at a lower cost than our mills, or are government subsidized. Some of our competitors have advantages over us, including lower raw material, energy and labor costs and fewer environmental and governmental regulations to comply with. As a result, we cannot assure you that each of our mills will remain competitive. Furthermore, we cannot assure you that we will be able to take advantage of consolidation opportunities which may arise, or that any failure to exploit opportunities for growth would not make us less competitive. Increased competition, including a decrease in import duties in accordance with the terms of free trade agreements, could cause us to lose market share, increase expenditures or reduce pricing, any of which could have a material adverse effect on the results of our operations. In addition, competition may result from our inability to increase the selling prices of our products sufficiently or in time to offset the effects of increased costs which could lead to a loss in market share and aggressive pricing by competitors may force us to decrease prices in an attempt to maintain market share.

Global economic conditions could adversely affect our business, results of operations and financial condition.

        During the latter half of fiscal 2008 and during fiscal 2009, demand for our paper products declined and pulp prices and demand decreased due to the effects of a global economic recession. This recession was due to the subprime mortgage crisis, which originated in the United States of America, and led to slower economic activity, inflation and deflation concerns, reduced corporate profits, reduced or cancelled capital spending, adverse business conditions and liquidity concerns resulting in significant recessionary pressures, increased unemployment and lower business and consumer confidence. These trends negatively impacted our results of operations during fiscal 2009. Despite the aggressive measures taken by governments and central banks thus far, the economic recovery has been extremely slow. Certain countries have fallen back into recession and a significant risk remains that the measures taken may not prevent the global economy from falling back into recession or even a depression. In addition, the current turmoil in the sovereign debt markets as a result of the European debt crisis has resulted in market uncertainty generally and in worsening economic conditions particularly in Europe.

        Even though our operational results improved during fiscal 2011 and continued to improve during fiscal 2012, we are still negatively impacted by the slow recovery of the world economies, and the results of our European business have been adversely affected by the worsening economic conditions in Europe in the last two quarters of fiscal 2011 and fiscal 2012. Furthermore, we are unable to predict the timing or rate of any recovery. Finally, we cannot predict the timing or duration of any other downturn in the economy that may occur in the future.

The availability and cost of insurance cover can vary considerably from year to year as a result of events beyond our control, and this can result in us paying higher premiums and periodically being unable to maintain appropriate levels or types of insurance.

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

        We have successfully negotiated the renewal of our 2012 asset and business interruption insurance cover at more favorable rates to those of 2011. Maximum self-insured retention for any one property damage occurrence is €20.5 million, with an annual aggregate of €33 million. We are unable to predict whether past or future events will result in more or less favorable terms for 2013. For property damage and business interruption, there generally does not seem to be cost effective cover available to full value.

        From fiscal 2011, our property damage insurance policy is euro denominated as most of our assets are based in euro denominated jurisdictions.

        We place the insurance for our plantations on a stand-alone basis into international insurance markets. While the impact of fires on our plantations in fiscal 2011 and fiscal 2012 was substantially less than that in fiscal years 2007 through 2010, we are unable to assure you that this will remain so for the foreseeable future.

        While we believe our insurance policies provide adequate coverage for reasonably foreseeable losses, we continue working to improve risk management to lower the risk of incurring losses from uncontrolled incidents. We are unable to assure you that actual losses will not exceed our insurance coverage or that such excess will not be material.

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

        Consumer preferences may change as a result of the availability of alternative products or of services including less expensive product grades, or as a result of environmental activist pressure from consumers. In addition, trends in advertising, electronic data transmission and storage and the internet could have adverse effects on traditional print media and other paper applications, including our products and those of our customers. Over the last ten to fifteen years, the pulp and paper industry has encountered a growing transformation in consumer preference. During this time, readership and circulation of newspapers and magazines has been declining, and accessibility to, and use of, the internet has increased. As a result, advertising expenditure has gradually shifted away from the more traditional forms of advertising, such as newspapers, magazines, radio and television, which tend to be more expensive, toward a greater use of electronic and digital forms of advertising, on the internet, mobile phones and other electronic devices, which tend to be less expensive. During the latter half of calendar 2011 and continuing into calendar 2012, competition from electronic media adversely affected demand for many of our products. While neither the exact timing nor the extent of those trends can be predicted with certainty, competition from electronic media, for example, has led to weaker demand for certain of our products in some of our markets. Any such changes in consumer preferences or other trends could negatively impact the consumption of our products and consequently, could have a material and adverse impact on our results of operations.

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

        We expect to continue to incur significant expenditures and may face operational constraints to maintain compliance with applicable environmental laws, to upgrade pollution control equipment at our mills and to meet new regulatory requirements, including those in the United States, southern Africa and Europe. For example, under new benchmarks for the allocation of emissions rights pursuant to European Union regulations governing the reduction of greenhouse gas emissions we expect to fall short of emission rights during the trading period beginning in 2013. We currently estimate the cost to purchase extra emission rights to be €4 million for 2013.

        For further information, see "Item 4—Information on the Company—Environmental and Safety Matters".

Risks Related to Our Business

Our significant indebtedness may impair our financial and operating flexibility.

        Our significant level of indebtedness and the terms of our indebtedness could negatively impact our business and liquidity. As of September 2012, our net interest bearing debt (long-term and short-term interest bearing debt plus overdraft, less cash on hand) was US$1,979 million. While reduction of our indebtedness is one of our priorities, opportunities to grow within our businesses will continue to be evaluated, and the financing of any future acquisition or capital investment may include the incurrence of additional indebtedness.

        The level of our debt may have significant consequences for our business, including:

  •
  limiting our ability to obtain additional financing, which could restrict, among other things, our ability to exploit growth opportunities;

  •
  diverting a substantial portion of our cash flow from operations to meet debt service obligations;

  •
  exposing us to increases in interest rates because a portion of our debt bears interest at variable rates;

  •
  placing us at a competitive disadvantage to certain of our competitors with lower levels of indebtedness;

  •
  increasing our vulnerability to economic downturns and adverse changes in our business;

  •
  limiting our ability to withstand competitive pressure; and

  •
  restricting the activities of certain group companies under the covenants and conditions contained in certain of our financing arrangements.

        Our ability to refinance our debt, incur additional debt, the terms of our existing and additional debt and our liquidity could be affected by a number of adverse developments. In the third quarter of fiscal 2008, the global debt markets were subject to significant pressure triggered by the collapse of the sub-prime mortgage market in the U.S. This liquidity crunch continued through calendar 2009, leading to unprecedented volatility in the financial markets, an acute contraction in the availability of credit, including in interbank lending, and the failure of a number of leading financial institutions. Although conditions improved somewhat during the 2010, 2011 and 2012 fiscal years, there is no assurance that conditions will not deteriorate in the future, including as a result of continued or renewed turmoil in the

European sovereign debt markets, which could result in tight credit restrictions and credit being available only at premium.

        Since 2006, the group's credit ratings have been downgraded to sub-investment grade by Standard & Poor's (S&P) and Moody's. Adverse developments in our credit rating and financial markets, including as a result of turmoil in the European sovereign debt markets and renewed deterioration of general economic conditions, may negatively impact our ability to issue additional debt as well as the amount and terms of the debt we are able to issue. Our liquidity will be adversely affected if we must repay all or a portion of our maturing debt from available cash or through use of our existing liquidity facilities. In addition, our results of operations will be adversely impacted to the extent the terms of the debt we are able to issue are less favorable than the terms of the debt being refinanced. We may also need to agree to stricter covenants that place additional restrictions on our business.

        We are subject to South African exchange controls, which may restrict the transfer of funds directly or indirectly between our subsidiaries or between the parent company and our subsidiaries and can restrict activities of our subsidiaries. See "Item 10—Additional Information—Exchange Controls". We may also incur tax costs in connection with these transfers of funds. These exchange controls have affected the geographic distribution of our debt. As a result, acquisitions in the United States and Europe were typically financed with indebtedness incurred by companies in those regions. As a consequence, our ability or the ability of any of our subsidiaries to make scheduled payments on debt will depend on financial and operating performance, which will depend on various factors beyond our control, such as prevailing economic and competitive conditions. If we, or any of our subsidiaries, are unable to achieve operating results or otherwise obtain access to funds sufficient to enable us to meet our debt service obligations, we could face substantial liquidity problems. As a result, we might need to delay investments or dispose of material assets or operations. The timing of and the proceeds to be realized from any such disposition would depend upon circumstances at the time.

We require a significant amount of financing to fund our business and our ability to generate sufficient cash depends on many factors, some of which are beyond our control.

        Our ability to fund our working capital, capital expenditure and research and development requirements, to engage in future acquisitions, to make payments on our debt, to fund post-retirement benefit programs and to pay dividends depends upon our future operating performance. Our principal sources of liquidity are cash generated from operations and availability under our credit facilities and other debt arrangements. For example, we are primarily financing current capital expenditures to expand our dissolving wood pulp capacity in South Africa and North America through internally generated funds and our OeKB facility. Our ability to generate cash depends, to some extent, on general economic, financial, competitive, market, regulatory and other factors, many of which are beyond our control. Our cash flow from operations may be adversely impacted by a downturn in worldwide economic conditions, which would result in a decline in global demand for our products, such as the current decline in demand in Europe, and a softening of prices for some of our products.

        Our business may not generate sufficient cash flow from operations and additional debt and equity financing may not be available to us in a sufficient amount to enable us to meet our liquidity needs. If our future cash flows from operations and other capital resources are insufficient to fund our liquidity needs, we may be required to obtain additional debt or equity financing, refinance our indebtedness, reduce or delay our capital expenditures and research and development. We may not be able to accomplish these alternatives on a timely basis or on satisfactory terms. The failure to do so could have an adverse effect on our business, results of operations and financial condition.

We may not be successful in implementing, or may not realize all the expected benefits from, our strategic initiatives.

        As part of our overall business strategy, we are implementing strategic initiatives to improve profitability, including mill closures and other cost saving projects, measures to enhance productivity and an expansion of our dissolving wood pulp capacity and other higher margin speciality businesses. Any future growth, cost savings or productivity enhancements that we realize from such efforts may differ materially from our estimates, or we may not be able to successfully implement part or all of our initiatives. The benefit of cost savings or productivity enhancements that we realize may be offset, in whole or in part, by reductions in pricing or volume, or through increases in other expenses, including raw material, energy or personnel, or the demand for dissolving wood pulp may decline. With respect to our investments in additional dissolving wood pulp capacity, a number of our competitors have also recently announced additional production capacities, and total announced supply capacity currently significantly outstrips announced demand capacity for dissolving wood pulp, which may adversely affect the price of dissolving wood pulp. We cannot assure you that these initiatives will be completed as anticipated or that the benefits we expect will be achieved on a timely basis or at all.

Continued volatility in equity markets and declining yields or defaults in the bond markets could adversely affect the funded status and funding needs of our post-employment defined benefit funds.

        Several global economic factors currently make the general outlook for the forthcoming fiscal years uncertain. The equity and bond markets (including sovereign debt markets) may remain volatile and move in uncertain and unusual ways in the forthcoming fiscal years leading to significant swings in the value of the assets and liabilities of our funded and unfunded defined benefit schemes.

        Generally, but not always, rising corporate bond yields reduce our net balance sheet liabilities whereas falling bond yields increase our net balance sheet liabilities. We estimate the funded status of our post-employment benefit arrangements has deteriorated slightly since the end of fiscal 2011. There is a risk that equity markets will deteriorate and bond yields will remain low in North America and Europe if the global economic climate worsens, which could negatively affect the funded status of our post-employment defined benefit arrangements. In addition, volatility in our net balance sheet liabilities resulting from the relative change in the value of assets and liabilities may be further enhanced by investment strategies resulting in exposure to various classes of assets.

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

        Fluctuations in the exchange rate between currencies, particularly the Rand and euro in relation to the US dollar, have in the past and could in the future significantly affect, inter alia, our earnings, the competitiveness of our exports, the prices of imported competitors' products, and the costs of our raw materials.

        Since the adoption of the euro by the European Union on January 01, 1999 (when the euro was trading at approximately US$1.18 per euro), it has fluctuated against the US dollar, reaching a low of approximately US$0.83 per euro in October 2000 before trading at approximately US$1.29, US$1.34 and US$1.35 per euro at the end of fiscal 2012, 2011 and 2010, respectively.

        In recent years, the value of the Rand against the US dollar has fluctuated considerably, moving against the US dollar from a low of approximately R13.90 per US dollar in December 2001 to approximately R8.31, R8.10 and R7.02 per US dollar at the end of fiscal 2012, 2011 and 2010, respectively.

        For further information, see notes 2 and 29.2 to our group Annual Financial Statements included elsewhere in this Annual Report and "Item 5—Operating and Financial Review and Prospects—Principal Factors Impacting our Group Results".

There are risks relating to the countries in which we operate that could impact our earnings or affect your investment in our Company.

        We own manufacturing operations in five countries in Europe, two states in the United States and in South Africa and own plantations in South Africa and Swaziland. As a result, our operations are subject to various economic, fiscal, monetary, regulatory, operational and political conditions. Our presence in these countries exposes us to risks such as material changes in laws and regulations, political, financial and social changes and instabilities, exchange controls, risks related to relationships with local partners and potential inconsistencies between commercial practices, regulations and business models in different countries. The occurrence of such events could adversely affect our business, results of operations and financial condition.

        For further information see "Item 5—Operating and Financial Review and Prospects—South African Economic and Political Environment" and "Item 10—Additional Information—Exchange Controls".

The inability to recover increasing input costs through increased prices of our products has had, and may continue to have, an adverse impact on our profitability.

        The selling prices of the majority of the products we manufacture and the purchase prices of many of the raw materials we use generally fluctuate in correlation with global commodity cycles. We have in the past experienced, and may in the future experience, increasing costs of a number of raw materials due to global trends beyond our control.

        Electricity generation companies are competing for the same raw materials, namely wood and wood chips, in the same markets as us, driving prices upwards, especially during winter in the Northern hemisphere. Although oil prices have decreased from the historical highs of 2008, they could return to high levels in the foreseeable future because of, among other things, political instability in the oil-producing regions of the world. This impacts the oil-based commodities required by our business in the areas of energy (including electricity), transport and chemicals.

        As occurred in previous years, a major potential consequence of the increase in the price of input commodities is our inability to counter this effect through increased selling prices, resulting in reduced operating profit, and negatively impacting business planning.

        While we continue to implement procedures to reduce our cost of commodity inputs, other than maintaining a high level of economic pulp integration, the hedging techniques we apply on our raw materials and products are on a small scale and short-term in nature. Moreover, in the event of significant increases in the prices of pulp, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins.

If we are unable to obtain energy or raw materials at reasonable prices, or at all, it could adversely affect our operations.

        We require substantial amounts of oil-based chemicals, fuels and other raw materials for our production activities and transport of our timber products. We rely partly upon third parties for our supply of the energy resources and, to a certain extent, timber, which are consumed in our operations. The prices for and availability of these energy supplies and raw materials may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, worldwide price levels and market conditions. For example, energy costs for our southern African operations have risen sharply in recent years which has significantly impacted profitability in the region.

        Environmental litigation aimed at protecting forests and species habitats, as well as regulatory restrictions, may in the future cause significant reductions in the amount of timber available for commercial harvest. In addition, future claims and regulations concerning the promotion of forest health and the response to and prevention of wildfires could affect timber supplies in the jurisdictions in which we operate. The availability of harvested timber may further be limited by factors such as fire, insect infestation, disease, ice and wind storms, droughts, floods and other nature and man-made causes, thereby reducing supply and increasing prices.

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

        We sell a significant portion of our products to several significant customers, including Antalis, Birla, Igepa, Lenzing, Lindenmeyr, PaperlinX and Xpedx . During fiscal 2012 and 2011, no single customer individually represented more than 10% of our total sales. As a significant portion of our sales revenue is generated through sales to a limited number of customers, any adverse development affecting our significant customers or our relationships with such customers could have an adverse effect on our credit risk profile, our business and results of operations.

        In February 2012, our credit insurer withdrew credit insurance for a major customer of Sappi Fine Paper Europe due to concerns over the customer's lower than expected profitability. Our average monthly exposure to this customer for the 2012 calendar year has been approximately €40 million and our exposure to this customer at the end of September 2012 was €24 million. Approximately half of our exposure to this customer was credit insured prior to the withdrawal of credit insurance by the insurer. While this customer has continued to meet its payment obligations to us and has embarked on a significant restructuring program, further deterioration of this customer's financial condition may result in its inability to make payments to us which will increase our bad debt provision and reduce our revenues in the future.

        For further information see "Item 4—Information on the Company—Sappi Fine Paper—Marketing and Distribution—Customers" and "Item 4—Information on the Company—Sappi Southern Africa—Marketing and Distribution—Customers".

The recent global liquidity and credit crises could have a negative impact on our significant customers, which in turn could materially adversely affect our results of operations and financial position.

        The global liquidity and credit crises continue to have a negative impact on businesses around the world. The impact of these crises on our significant customers cannot be predicted and may be severe. A disruption in the ability of our significant customers to access sources of liquidity could cause serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in their future orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and financial position.

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

        The southern African region has one of the highest infection rates of HIV/AIDS in the world. Although we initiated in the early 1990's a comprehensive HIV/AIDS management program to address the effects of the disease and its impact on our employees and our business, our operations, and in specific our southern African operations, continue to be exposed to certain risks related to the HIV/AIDS pandemic. We incur and will continue to incur costs related to the prevention, detection and treatment of the disease. Also, we cannot guarantee that any current or future management program will be successful in preventing or reducing the infection rate amongst our employees and any potential effect thereof on the mortality rate. We may be exposed to lost workers' time associated with the disease and a potential loss of skill which may adversely affect our operations.

        For further information, see "Item 5—Operating and Financial Review and Prospects—South African Economic and Political Environment".

Catastrophic events affecting our plantations, such as fires, may adversely impact our ability to supply our southern African mills with timber from the region.

        The southern African landscape is prone to, and ecologically adapted to, frequent fires. The risk of uncontrolled fires entering and burning significant areas of plantation is high, but under normal weather conditions this risk is managed through comprehensive fire prevention and protection plans. In 2007 and 2008, southern Africa experienced a number of abnormal weather events (hot, dry conditions fanned by extremely strong winds), which resulted in disastrous plantation fires across vast areas of eastern South Africa and Swaziland affecting 14,000 hectares and 26,000 hectares, respectively, of our plantations. These abnormal weather conditions might be more frequent as a result of climate change. In addition, because the transformation of land ownership and management in southern Africa has been moving ownership and management of plantations to independent growers, we have less ability to directly manage fire risk, as well as risks of other catastrophic events, such as pathogen and pest infestations. As a consequence, the risk of plantation fires or other catastrophic events remains high and may be increasing. Continued or increased losses of our wood source could jeopardize our ability to supply our mills with timber from the region.

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

Risks Related to Our Shares

Your ability to trade a substantial number of ordinary shares may be restricted by the limited liquidity of shares traded on the JSE Limited and our ADSs traded on the New York Stock Exchange.

        The principal trading market for our ordinary shares is on the exchange operated by the JSE Limited ("JSE") (formerly known as the Johannesburg Stock Exchange). Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major international markets. In fiscal 2012, 365 million of our ordinary shares were traded on the JSE and 3 million ADSs were traded on the New York Stock Exchange. The relatively low liquidity of shares traded on the JSE Limited and the New York Stock Exchange could affect your ability to sell ordinary shares.

        For further information, see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders", "Item 9—The Offer and Listing—Offer and Listing Details" and "Item 9—The Offer and Listing—Markets".

Significant shareholders may be able to influence the affairs of our Company.

        Although our investigation of beneficial ownership of our shares identified only one beneficial owner of more than 5% of our ordinary shares, holding approximately 12.06%, as shown in our shareholders' register on September 28, 2012, the four largest shareholders of record, all of which are nominees that hold shares for a multitude of beneficial owners, owned approximately 83.9% of our ordinary shares as of September 28, 2012. These significant potential voting blocks of nominee registered shareholders may have the power to influence voting decisions for the shares they hold.

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

  •
  merge or consolidate with other companies; and

  •
  make a substantial change to the general nature of our business.

        In addition, certain of our credit facilities require us to comply with certain covenants and specified financial covenants and ratios. Our ability to comply with these covenants and restrictions may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If we breach any of these covenants or restrictions, we could be in default under the credit facilities and other indebtedness. This would permit the lending banks under our credit facilities or our bondholders to take certain actions, including declaring all amounts that we have borrowed under the credit facilities and other indebtedness to be due and payable, together with accrued and unpaid interest. Any acceleration of our credit facilities would cause a cross-acceleration of our 2018 Notes and 2021 Notes. This would also result in an event of default under some of our debt instruments. The lending banks could also refuse to extend further credit under their facilities. If we are unable to repay our debt to the lending banks and or the bondholders, they could proceed against any collateral that secures the debt under the credit facilities and our bonds. If we are unable to make payments on time or refinance our indebtedness, or if our debt or any other material financing arrangement that we enter into were to be accelerated, this could have a material adverse effect on our business and financial condition.

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

        Until 1990, we primarily expanded our operations within southern Africa. Since 1990, we have grown through acquisitions outside of southern Africa. In the mid 1990's we acquired S.D. Warren Company, a market leader in the United States in coated woodfree paper and a major producer of other speciality paper products. It now conducts business as Sappi Fine Paper North America. In the late 1990's we acquired KNP Leykam, a leading European producer of coated woodfree paper. KNP Leykam now conducts business as Sappi Fine Paper Europe. In 2002 we acquired Potlatch Corporation's coated woodfree paper business and have integrated it in Sappi Fine Paper North America. In 2008 we acquired the coated graphic paper business of M-real Corporation (now known as Metsä Board) and have integrated it in Sappi Fine Paper Europe.

        On January 31, 2010 we closed our production facilities at the Usutu Mill in Swaziland due to market conditions and forest fire damage. Forestry operations will however continue at Usutu.

        During January 2010 we permanently ceased operations at the Kangas Mill in Finland. Products produced at the Kangas Mill were moved to and supplied from the Lanaken Mill in Belgium and our Kirkniemi Mill in Finland. On March 24, 2010, we announced a BEE transaction involving the issuance of 24.3 million Sappi shares (approximately 4.5% of Sappi Limited). The transaction empowers our South African employees, our strategic empowerment partner, Lereko Investments (Pty) Ltd, and the South African communities in which we operate. On April 19, 2010, we announced the acquisition of 14,500 ha of forestry land in Mpumalanga, South Africa.

        During the second half of fiscal 2011, we ceased operations at our Adamas Mill in South Africa and Biberist Mill in Switzerland. We also announced significant restructuring and cost reduction programs in the European and southern African paper businesses.

        To address a long-term declining trend in coated graphic paper demand in our major markets, we are in the process of repositioning the group in an effort to generate 60% or more of operating profit from higher margin products such as dissolving wood pulp and speciality casting release paper. As part of this plan we announced in fiscal 2011, an investment to convert Ngodwana Mill's bleached pulp production facility to produce 210,000 tons of dissolving wood pulp and the conversion of our Cloquet Mill's bleached pulp production facility to produce 330,000 tons of dissolving wood pulp. These conversions are planned to be completed in our 2013 fiscal year.

        In fiscal 2012 we sold our 34% shareholding in Jiangxi Chenming Paper Company Limited, situated in the People's Republic of China, to the majority shareholder and co-founding joint venture partner for US$42 million. The proceeds for the sale were received on November 06, 2012.

        On October 12, 2012 we announced the decision to mothball the 80,000 ton per annum sackkraft machine, at the Tugela Mill. During fiscal 2012 we also announced the closure of the 10,000 ton per annum paper machine at the Tugela Mill. During fiscal 2012 we announced the closure of the pulp line at our Enstra Mill as well as the closure of the Kraft Continuous Digester ("KCD") at our Tugela Mill.

        For information on our principal investments and capital expenditures, see the description of our business in "—Business Overview" and "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

BUSINESS OVERVIEW

Our Business

        Sappi is a global pulp, paper and dissolving wood pulp solutions group. We are a leading producer of coated woodfree and coated mechanical paper widely used in books, brochures, magazines, catalogues and many other print applications. We are also a leading producer of dissolving wood pulp, used primarily in the manufacture of viscose fiber, acetate tow, and consumer and pharmaceutical products. In addition, we produce newsprint, uncoated graphic and business papers, premium quality packaging papers, a range of coated speciality papers and a range of paper grade pulp.

Business strategy

        We endeavor to be a growing and profitable leader in paper and dissolving wood pulp, providing value for our shareholders and customers by leveraging our resources effectively to create wealth. In order to achieve this goal we have identified specific themes and actions.

        During the course of the year Sappi has refined its strategy to the following three themes, namely: growing our Specialised Cellulose business, further optimizing and improving the profitability of our paper businesses, strengthening our balance sheet and reducing debt.

Growing our Specialised Cellulose business

        Already being a global leader in dissolving wood pulp production, which is a fast growing and high margin business serving the textiles, consumer goods, foodstuffs and pharmaceutical industries. We decided in May 2011 to invest US$340 million in the Ngodwana Mill in order to grow our dissolving wood pulp production capacity by 210,000 tons per year. During November 2011 we announced an additional investment of US$170 million in our Cloquet Mill pulp production facilities which will enable the mill to produce 330,000 tons of dissolving wood pulp. This is expected to increase our total dissolving wood pulp production capacity to approximately 1.3 million tons per year. Both projects have been initiated and are scheduled to be commissioned during the 2013 fiscal year.

        In anticipation of the growth in production of dissolving wood pulp, we have entered into various long-term supply agreements with existing and new customers in order to secure a market for our new production capacity.

        In addition, and in line with our strategy to secure a stable fiber supply for our southern African operations, we entered into long-term supply agreements with forestry companies.

Further optimizing and improving the profitability of our paper businesses

        Despite a long-term declining demand trend for graphic paper in our major markets, we believe that our graphic paper businesses will continue to be able to generate reasonable net profits and strong cash flows for the foreseeable future.

        We have initiated actions to ensure that we continuously optimize our paper business in all three regions in which we produce paper.

        A cost reduction process was implemented in Europe during 2012 which has achieved fixed and variable cost savings in excess of €100 million. Part of these actions included a decision to establish a Shared Service center in Cracow, Poland. Further, during the course of 2012 we sold various non-essential assets, including the recently closed Biberist Mill property.

        As a further means to improve the profitability of our paper business in Europe we have decided to convert our existing coated fine paper machine at our Alfeld Mill in Germany to produce speciality paper. This investment will result in a reduction in our capacity to manufacture coated fine paper in Europe (by 150,000 tons p.a.) in a currently over supplied market and, at the same time, increase our capacity (by 135,000 tons p.a.) to produce a more profitable speciality paper from this mill. Production is expected to start in the first quarter of fiscal 2014.

        In addition to the above, we continuously evaluate our current capacity relative to demand in order to adjust capacity pro-actively.

        During 2012 the southern African business underwent a restructuring exercise which resulted in both administrative and production staff being retrenched in order to optimize and improve the profitability of the southern African paper business. Sappi Southern Africa also closed two pulp lines at the Enstra and Tugela Mills, respectively. On October 12, 2012 we announced the decision to mothball the 80,000 ton per annum sackkraft machine, at the Tugela Mill due to poor market conditions.

Strengthening our balance sheet and reducing debt

        The group has made a concerted effort to reduce debt by introducing various initiatives to reduce cost and increase efficiencies and sell non-essential assets. Such disposals included our properties upon which our Adamas and Biberist Mills operated, as well as the disposal of our 34% shareholding in Jiangxi Chenming Paper Company, a lightweight coated paper mill in China, to the majority shareholder and co-founding joint venture partner.

        Furthermore, during 2012, we raised US$700 million, the proceeds of which were used to repay bonds maturing in 2014 and which had higher interest rates. The refinancing initiative resulted in an improved maturity profile and an annual cash interest saving of US$30 million.

        We intend to grow our Specialised Cellulose business through the investments at our Cloquet Mill and Ngodwana Mill within the constraints of the group's balance sheet and liquidity position. We will continue to carefully manage the group's level of indebtedness and to retain our focus on maintaining a good liquidity position during the implementation of our growth strategy.

Investment Highlights

Leading market positions

        We believe we are one of the largest producers of coated woodfree paper in the world with an estimated global market share of 11% based on production capacity. On a regional basis, we have an estimated market share based on production capacity in Europe and North America of 24% and 28%, respectively. We believe we are also a global leader in the dissolving wood pulp market, through our Specialised Cellulose business. Dissolving wood pulp is a fast growing and high margin business serving the textiles, consumer goods, foodstuffs and pharmaceutical industries. We have achieved leading positions in our core products, in particular in the coated woodfree paper business, by building a portfolio of premium international brands. Our leading market positions place us in an advantageous position as the global economic conditions continue to improve. We believe that the expansion of our dissolving wood pulp production capacity in southern Africa and North America, that we are currently implementing, will favorably reposition us to generate additional benefits from any growth in this market.

High level of economic pulp integration

        Our group, as a whole, purchases slightly more pulp than it has the capacity to produce (including dissolving wood pulp) and is therefore generally neutral to pulp price changes. From a regional perspective, Sappi Southern Africa and Sappi Fine Paper North America are net sellers of pulp. Sappi Southern Africa has an economic capacity based pulp integration of approximately 175%. Sappi Fine

Paper North America and Sappi Fine Paper Europe, which are net buyers of pulp, have capacity based pulp integration of approximately 119% and 56%, respectively.

Efficient asset base

        We own and operate what we believe are some of the lowest cost and most efficient assets in the coated woodfree paper and dissolving wood pulp sectors in the world. A significant portion of our past capital expenditure was used to increase production capacity at efficient facilities, reduce costs and improve product quality. We continually evaluate the performance of our assets by maintaining a focus on profitability and we actively manage our asset base, including by divesting or closing non-performing assets and by pursuing an investment policy that is focused on high-return projects. We have very strict criteria for the profitability and cash flow generation of our assets, and we constantly review our portfolio. During fiscal 2012, no mills were closed, but we closed the pulp line at our Enstra Mill as well as the closure of the Kraft Continuous Digester ("KCD") at our Tugela Mill in South Africa. Sappi Southern Africa also shut two pulp lines at the Enstra and Tugela Mills respectively and a decision was taken on October 12, 2012 to mothball the 80,000 ton per annum sackkraft machine, at the Tugela Mill due to poor market conditions. We will continue to align our production capacity with market demand, which may require us to impair operating assets, sell assets or initiate further capacity reductions.

Global presence

        We believe that our 17 pulp and paper mills across Europe, North America and southern Africa enable us to take greater advantage of opportunities where markets are strong and reduce risk where they are weak. Our geographic diversity assists us in offsetting the effects of volatile movements of major currencies as we can benefit from imbalances in demand and relative strengths of currencies. In fiscal 2012, our operations in North America, Europe and southern Africa accounted for 23%, 53% and 24% of our sales, respectively.

Long-standing customer relationships supported by product innovation and customer service

        We sell our paper products to a large number of customers, including merchants such as Antalis, IGEPA, Lindenmeyr, Papyrus and Xpedx, a division of International Paper Company, converters such as Amcor Flexibles and Novelis, and other direct consumers such as The CTP Group and Media 24, many of whom have long-standing relationships with us. We support these customer relationships through our portfolio of premium international operating brands, as well as through the quality of our products, our customer service and our reliability. We are continually improving service and reliability through innovation, and we believe that our research and development centers in Europe, North America and South Africa enhance our ability to design and improve value added products and services and to bring them to market with increased efficiency. With respect to dissolving wood pulp, we sell to a variety of customers including Lenzing and Birla and other Asian customers operating particularly in Europe, Indonesia, Thailand, India and China which generally use our product in the manufacturing of viscose staple fiber.

Experienced management team and strong track record of integrating acquisitions

        Our management team has substantial experience in the global paper industry. In addition, we have been a key player in the consolidation process of the coated paper market, with a strong track record of successfully executing and integrating acquisitions. These acquisitions included S.D. Warren Company, a market leader in the United States in coated woodfree paper and a major producer of other speciality paper products that is now Sappi Fine Paper North America, KNP Leykam, a leading European producer of coated woodfree paper that is now Sappi Fine Paper Europe, Potlatch Corporation's coated woodfree paper business that is now part of Sappi Fine Paper North America and, most recently, the coated paper business of M-real (now known as Metsä Board) that is now part of Sappi Fine Paper Europe.

The Pulp and Paper Industry

  Overview

        The paper industry is generally divided into the graphics paper business (consisting of woodfree paper, mechanical paper and newsprint) and the packaging business (consisting of label papers, sackkraft, boxboard and containerboard).

        Over the long-term, paper and packaging consumption has grown in line with overall economic growth, but consumption patterns are also influenced by short-term economic developments and other factors. Pricing is largely influenced by the supply/demand balance for individual products, which is partially dependent on capacity and inventory levels in the industry. The ability to adapt capacity changes in response to shorter-term fluctuations in demand is limited, as large amounts of capital are required for the construction or upgrade of production facilities and as lead times are long between the planning and completion of new facilities. Industry-wide over-investment in new production capacity has in the past led to situations of significant oversupply, which have caused product prices to decrease. This has been exacerbated by inventory speculation, as purchasers have sought to benefit from the price trend. As a result, our financial performance has deteriorated during periods of significant oversupply and improved when demand has increased to levels that support the implementation of price increases. Paper consumption patterns have recently been impacted by changes in consumer preferences for digital media over traditional print media.

        While readership and circulation of newspapers and magazines declined in the past decade, and accessibility and use of the internet has increased, advertising expenditure has gradually shifted away from the more traditional and expensive forms of advertising, such as newspapers, magazines, radio and television, toward a greater use of electronic and digital forms of advertising, on the internet, mobile phones and other electronic devices. Competition from digital media has led to weaker demand for certain of our paper.

        In addition, the pulp and paper industry, as many other industries, experienced significant recessionary pressures and lower business and consumer confidence as a result of the global economic downturn during the latter half of fiscal 2008 and fiscal 2009. As global economic conditions improved during fiscal 2010, demand for pulp and paper products improved, and market prices increased in most of our major markets. Market prices for pulp increased significantly in fiscal 2010 due to higher demand and a major earthquake in February 2010, which resulted in a disruption of supply of market pulp from Chile. During the first three quarters of fiscal 2011, pricing and demand for pulp and paper products continued to improve, with NBSK reaching a record high of US$1,023 in June 2011, mainly driven by demand from Asia. However, the global economic recovery was negatively impacted during the latter half of calendar 2011 and the first quarter of 2012 as concerns mounted over the European sovereign debt crisis, which led to a reduction in the demand, and consequently undermined our ability to successfully implement price increases for pulp and paper products in our major markets.

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

Packaging products:
Packaging paper

Heavy and lightweight grades of paper and board primarily used for primary and secondary packaging of fast moving consumer goods, agricultural and industrial products. Products include containerboard (corrugated boxes), sackkraft (multi-walled sacks) and machine glazed kraft (grocery bags). Can be coated to enhance barrier and aesthetics properties.

Mechanical paper:
Newsprint	Manufactured from mechanical and bleached chemical pulp. Uses include advertising inserts and newspapers.
Coated mechanical/magazine paper	Coated mechanical fiber based paper, primarily used for magazines, catalogues and advertising material. Manufactured from mechanical pulp.

Major Product Categories	Description and Typical Uses
Pulp:
Dissolving wood pulp

Manufactured by a similar process to paper grade pulp, but purified further to leave virtually pure cellulose fibers. Dissolving wood pulp is used in the manufacture of a variety of cellulose textile and non-woven fiber products, including viscose staple fiber (rayon), solvent spun fiber (lyocell) and filament. It is also used in various other cellulose-based applications in the food, film, cigarette, chemical and pharmaceutical industries. These include the manufacture of acetate flake, microcrystalline cellulose, cellophane, ethers and molding powders. The various grades of dissolving wood pulp are manufactured in accordance with the specific requirements of customers in different market segments. The purity of the dissolving wood pulp is one of the key determinants of its suitability for particular applications with the purer grades of dissolving wood pulps generally supplied into the speciality segments.

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

Timber products:	Sawn timber for construction and furniture manufacturing purposes.

        The following table sets forth selected pulp and paper prices in certain markets for the periods presented.

	Year ended September
	2012		2011		2010
	High	Low	High	Low	High	Low
Coated Woodfree Paper
100 gsm delivered Germany (euro per ton)(1)	820	735	880	780	870	710
60 lb. delivered US (US$ per short ton)(2)	1,030	965	1,030	930	1,000	880
Uncoated Woodfree Paper
50 lb. delivered US (US$ per short ton)(3)	940	910	965	920	950	845
Dissolving Wood Pulp
92 alpha (US$ per ton)(4)	1,650	829	2,400	903	1,460	780
Paper Pulp
NBSK (US$ per ton)(5)	943	762	1,023	950	980	730

(1)
100 gsm sheets, RISI.

(2)
60 lb. Coated Web, RISI.

(3)
50 lb. Offset, RISI.

(4)
Includes selected indicative spot prices. However most of our product is sold at contract prices.

(5)
Northern Bleached Softwood Kraft Pulp CIF Western Europe, RISI.

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

        Newsprint:    The Ngodwana Mill, situated in South Africa, produces newsprint. The worldwide market for newsprint is a negative growth sector in the paper industry and is adversely affected by the growing use of electronic media.

Paper Packaging Products

        We are one of the major suppliers of paper packaging solutions in southern Africa, which we produce locally at our Cape Kraft, Tugela and Ngodwana Mills. These products are sold predominantly to customers in southern Africa with some products destined for export markets.

        Paper Packaging:    We provide a wide range of packaging solutions to the industrial, agricultural and fast moving consumer goods industries. This includes containerboard products and multi-walled sacks for use in the transport of goods (e.g. cement) as well as grocery bags for use by the end consumer. The market for packaging papers is therefore affected by changes in the world economy, local economic growth, retail sales and by changes in production capacity, demand and inventory levels.

Pulp

        We produce dissolving wood pulp, as well as a wide range of paper pulp grades, including mechanical pulp used in newsprint, bleached kraft pulp and bleached sulphite pulp.

        Dissolving Wood Pulp:    The viscose staple fiber ("VSF") industry, which manufactures textile and non-woven fibers, is the largest market segment for dissolving wood pulp. Most of our VSF grade dissolving wood pulp production is sold on contract to long-standing customers at prices that tend to follow the European PIX NBSK price. The remaining VSF grade dissolving wood pulp production is sold on the spot market at prices that tend to follow the international price of cotton, as VSF can be used as a substitute for cotton. The PIX NBSK linked prices decreased during 2012 as demand for paper pulp decreased alongside demand for printing and writing paper. European PIX NBSK prices in US dollars reached a high point of US$1,023 per metric ton in June 2011 before retreating steadily to reach a low of US$762 per metric ton by the end of September 2012. Spot prices for dissolving pulp reached record highs at the beginning of calendar 2011 but have since steadily declined as new supply capacity has begun entering the market. Prices of the higher purity dissolving wood pulp used in applications other than for VSF products tend to be more stable and are largely unrelated to the price of NBSK and cotton. The market price for these dissolving wood pulp products is set by competitive forces within those specific markets.

        Paper Pulp:    The paper pulp industry is highly competitive and is sensitive to changes in industry capacity, producer inventories, demand for paper, exchange rates and cyclical changes in the world economy. The market price of NBSK pulp per ton, a pulp principally used to manufacture woodfree paper, is a benchmark widely used in the industry for comparative purposes.

        NBSK prices are cyclical and can change rapidly due to changes in the dynamics of the supply/demand balance. NBSK pulp prices reached a record high of US$1,023 in June 2011 but have eased and were trading at US$958 at the end of fiscal 2011. As demand for printing and writing paper decreased throughout fiscal 2012, demand for market pulp fell, along with the PIX NBSK price. For fiscal 2012, the average PIX NBSK pulp price was approximately 14% lower than that of fiscal 2011.

        For further information, see "Item 5—Operating and Financial Review and Prospects—Markets".

Timber Products

        Our timber products operations are concentrated in South Africa and consist of sawn timber for the building industry and components for the furniture and packaging industry.

Business Review

        Our group has three reportable segments, Sappi Fine Paper North America, Sappi Fine Paper Europe, and Sappi Southern Africa. Sappi Fine Paper comprises the reporting segments Sappi Fine Paper North America and Sappi Fine Paper Europe. We operate 17 pulp and paper mills, with an aggregate annual paper, pulp and dissolving wood pulp production capacity of approximately 6 million tons, approximately 2.9 million tons and approximately 0.8 million tons, respectively. We also operate a trading network, called Sappi Trading, for the international marketing and distribution of our products in areas outside our core operating segments of Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Southern Africa.

Sappi Fine Paper

        Sappi Fine Paper, comprises our Sappi Fine Paper North America and Sappi Fine Paper Europe reportable segments, is our largest operating business, accounting for approximately 64% of our sales volume in fiscal 2012. Sappi Fine Paper has an aggregate annual paper and pulp production capacity of approximately 4.9 million tons and 2.2 million tons respectively, at 11 paper and related paper pulp mills in North America and Europe.

        Sappi Fine Paper North America:    Sappi Fine Paper North America is a leading producer and supplier of coated woodfree paper, coated speciality paper and from time to time, uncoated woodfree paper in the United States. Headquartered in Boston, Massachusetts, the segment operates three paper mills in the United States with an aggregate annual production capacity of approximately 1.2 million tons of paper and approximately 1 million tons of paper pulp, which represents approximately 119% of Sappi Fine Paper North America's pulp requirements. This significantly reduces Sappi Fine Paper North America's exposure to fluctuations in the price of market pulp that are not driven by fluctuations in wood or other major raw material prices. Sappi Fine Paper North America accounted for US$1,438 million or 23% of our sales in fiscal 2012.

        Sappi Fine Paper Europe:    Sappi Fine Paper Europe is a leading producer and supplier of coated and uncoated woodfree paper, coated and uncoated speciality paper and coated mechanical paper in Europe. Headquartered in Brussels, Belgium, the segment operates eight paper mills in five countries with an aggregate annual production capacity of approximately 3.8 million tons of paper and 1.2 million tons of related paper pulp, which represents approximately 56% of Sappi Fine Paper Europe's pulp requirements. As Sappi Fine Paper Europe is not fully integrated from a pulp perspective, the segment is exposed to fluctuations in the price of market pulp. Sappi Fine Paper Europe accounted for US$3,350 million or 53% of our sales in fiscal 2012.

Sappi Southern Africa

        Sappi Southern Africa, headquartered in Johannesburg, South Africa, is an integrated pulp, packaging paper, coated paper, uncoated paper, speciality paper, tissue wadding and timber products producer. Sappi Southern Africa operates five paper and paper packaging mills, one dissolving wood pulp mill and one sawmill. The segment is managed in three divisions: Sappi Paper and Paper Packaging, Sappi Specialised Cellulose and Sappi Forests. Sappi Southern Africa is a major pulp and paper producer in Africa, with a production capacity of 580,000 tons of paper packaging products, 140,000 tons of newsprint, 310,000 tons of coated, uncoated and tissue paper products, 800,000 tons of dissolving wood pulp and 780,000 tons of paper pulp per annum. It is also a major timber grower and manages directly and indirectly approximately 554,000 hectares of forestland. Currently, we have access to approximately 400,000 hectares of plantable forestland; however, due to forest fires and timing differences between felling and planting activities, approximately 378,000 hectares is planted with primarily pine and eucalyptus. Approximately 70% of our southern African timber requirements are from our managed, owned and leased plantations. The term "directly manages" relates to plantations in southern Africa established on land that we either own or lease from a third party. The term "indirectly manages" relates to plantations in southern Africa established on land held by independent commercial farmers, where we provide technical assistance in the form of advice on the growing and tending of trees. Sappi Southern Africa accounted for US$1,559 million or 24% of our sales in fiscal 2012.

Sappi Trading

        Our trading network, Sappi Trading, coordinates the international marketing and distribution of our woodfree and mechanical paper products in areas outside our core operating segments of Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Southern Africa. Sappi Trading is also responsible for the international marketing and distribution of dissolving wood pulp and market pulp throughout the world. Sappi Trading operates in Hong Kong (China), Sydney (Australia), Sao Paulo (Brazil), Shanghai (China), Bogotá (Colombia), Konstanz (Germany), Nairobi (Kenya), Mexico City (Mexico), Singapore, Johannesburg and Durban (South Africa), Taipei (Taiwan) and New York (United States). It manages a network of agents around the world, handling exports to over 60 countries. All sales and costs associated with Sappi Trading are allocated to our three reportable segments.

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

        The chart below represents our operational rather than the legal or ownership structure as of September 2012. Units shown are not necessarily legal entities.

        The following tables set forth certain information with respect to our operations for, or as of the end of, fiscal 2012.

	Sappi Fine Paper
	North America	Europe	Sappi Southern Africa	Unallocated and Eliminations	Total
	(tons '000)
Segment sales volume	1,400	3,507	2,798	—	7,705
	(US$ million)
Segment sales	1,438	3,350	1,559	—	6,347
Segment operating profit	87	178	153	3	421
Segment operating profit (loss) excluding special items	94	133	178	(2)	403

SAPPI FINE PAPER

Overview

        Sappi Fine Paper contributed approximately 76% and 75% of our sales in fiscal 2012 and fiscal 2011 respectively. Sappi Fine Paper comprises two reportable segments: Sappi Fine Paper North America and Sappi Fine Paper Europe.

        The following chart sets forth certain information with respect to the mills and principal products of Sappi Fine Paper as of September 2012:

(1)
As of fiscal 2010, Sappi Fine Paper South Africa has been integrated with our former Sappi Forest Products business to form our Sappi Southern Africa segment.

(2)
We ceased production at our Biberist Mill in August 2011.

(3)
During November 2011 we announced the conversion of our Cloquet Mill pulp production facilities to produce 330,000 tons of dissolving wood pulp per annum.

        The following table sets out the approximate annual production capacity of Sappi Fine Paper's products as of September 2012.

	Annual Production Capacity
	North America	Europe	Total
	(tons '000)
Production capacity:
Woodfree paper
Coated(1)(2)	1,160	3,555	4,715
Uncoated	—	215	215
Total(3)	1,160	3,770	4,930
Paper pulp	980	1,165	2,145

(1)
Includes coated woodfree paper, coated mechanical paper and coated speciality papers.

(2)
Excludes 500,000 tons for the Biberist Mill which ceased production during August 2011 (430,000 coated and 70,000 tons uncoated).

(3)
Excludes Chinese joint venture tons.

Facilities and Operations

Sappi Fine Paper North America

        Coated paper sales accounted for approximately 76% and 74% of Sappi Fine Paper North America's sales in fiscal 2012 and fiscal 2011 respectively. Speciality paper and pulp accounted for the remaining 24% and 26% of our sales in fiscal 2012 and fiscal 2011 respectively.

        The following table sets forth sales by product for our North American operations.

	Year ended September
	2012	2011	2010
	(US$ million)
Sales:
Coated woodfree paper	1,095	1,122	1,024
Speciality paper and other(1)	343	398	349

Total	1,438	1,520	1,373

(1)
Other consists primarily of market pulp.

        For fiscal 2012, Sappi Fine Paper North America sold approximately 1.4 million tons of paper and pulp products. The following table sets forth the annual production capacity, number of paper machines and products at each of our mills in North America:

	Production capacity ('000 tons) Paper		Products
		Number of paper machines
Mill			Paper	Market pulp
Cloquet	330	2	Coated woodfree paper	Bleached kraft pulp
Somerset	795	3	Coated woodfree paper	Bleached kraft pulp
Westbrook	35	1	Casting release paper	—

        Cloquet:    The Cloquet Mill has two paper machines and an offline coater, producing premium coated paper. The newest paper machine and coater were installed in 1988 and 1989, respectively. The pulp mill was started up by the previous owner in 2000 at a total cost of US$525 million. The Cloquet paper machines have a production capacity of 330,000 tons of coated paper per annum, and the state of the art pulp mill has a production capacity of 455,000 tons per annum. In November 2011, we announced an investment of approximately US$170 million in the mill for the production of 330,000 tons of dissolving wood pulp per annum and spent US$20 million on this conversion during fiscal 2012. We expect to commission the project during fiscal 2013.

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

        Westbrook:    Westbrook is Sappi Fine Paper North America's original mill, with origins dating back to 1854. The mill is primarily a speciality paper production facility with a capacity of 35,000 tons of coated and uncoated casting release paper per annum. Its paper machine primarily produces base paper, which is coated off-line. Westbrook Mill has six speciality coaters. This process uses an electron beam to cure the coating against a finely engraved steel roll, resulting in a virtually exact replication of the roll pattern. Sappi Fine Paper North America also has a research and development facility at Westbrook.

        Sappi Fine Paper North America also operates a coated paper sheeting and distribution facility in Allentown, Pennsylvania, which was completed in 1994, with a sheeting capacity of approximately 100,000 tons per annum.

Sappi Fine Paper Europe

        Coated paper accounted for approximately 87% and 85% of Sappi Fine Paper Europe's sales in fiscal 2012 and fiscal 2011 respectively. Uncoated paper and speciality paper accounted for the remaining 13% and 15% of our sales in fiscal 2012 and fiscal 2011, respectively.

        The following table sets forth sales by product for our Sappi Fine Paper Europe operations:

	Year ended September
	2012	2011	2010
	(US$ million)
Sales:
Coated paper(1)(2)	2,870	3,373	3,167
Uncoated woodfree paper(2)	215	303	265
Speciality coated paper and other	265	290	206

Total	3,350	3,966	3,638

(1)
Includes coated mechanical paper produced at the Lanaken, Kirkniemi and Kangas Mills. During January 2010 we permanently ceased operations at the Kangas Mill in Finland.

(2)
We ceased production at the Biberist Mill in August 2011 and continue to serve our customers from other group mills.

        For fiscal 2012, Sappi Fine Paper Europe sold approximately 3.5 million tons of paper and pulp products. The following table sets forth the annual production capacity, number of paper machines and products for fiscal 2012 at each of Sappi Fine Paper Europe's mills in Europe.

Mill	Mill Locations	Production capacity ('000 tons) Paper	Number of paper machines	Products
Alfeld	Germany	330	5	Coated and Uncoated woodfree paper, coated speciality paper
Ehingen	Germany	285	1	Coated woodfree paper
Gratkorn	Austria	990	2	Coated woodfree paper
Kirkniemi	Finland	735	3	Coated mechanical paper
Lanaken	Belgium	470	2	Coated mechanical paper and coated woodfree paper
Maastricht	Netherlands	280	1	Coated woodfree paper
Nijmegen	Netherlands	240	1	Coated woodfree paper
Stockstadt	Germany	440	2	Coated woodfree paper and uncoated woodfree paper

        Alfeld:    The Alfeld Mill is located to the south of Hannover, Germany, and was originally commissioned in 1706. It has a paper production capacity of 330,000 tons and a pulp production capacity of 120,000 tons per annum. It produces coated and uncoated woodfree and speciality paper products with a variety of finishes. In 1995, a major rebuild of Alfeld's PM 3 was completed, enhancing the production of low substance flexible packaging papers. Alfeld's PM 3 employs a fully integrated on-line coating and calendaring system. The Alfeld Mill produces totally chlorine-free ("TCF") bleached sulphite pulp for its own use. In early 2002, a €50 million rebuild of Alfeld's PM 2 was completed. We plan to convert the PM 2 at the Alfeld Mill from 150,000 tons of coated fine paper to 135,000 tons of speciality paper per annum. This conversion is not only expected to increase our capacity in a specialized, growing and higher margin business, but also to improve our cost position in coated woodfree graphic paper and further reduce our graphic paper capacity. The conversion is scheduled to commence at the end of fiscal 2013.

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

        Gratkorn:    Paper has been produced at the Gratkorn, Austria site for more than four centuries. Following a major expansion and renovation project, the Gratkorn Mill has been transformed from an ageing five-machine mill into a state of the art two-machine mill. As a result of this project, Gratkorn currently has the capacity to produce 990,000 tons of triple-coated woodfree paper on just two paper machines and 250,000 tons of TCF chemical pulp per annum. The machines at Gratkorn are among the largest and most efficient paper machines in the world. After the extension of Gratkorn's sheeting plant, it also has a sheet finishing capacity of 800,000 tons per annum.

        Kirkniemi:    We acquired the assets comprising the Kirkniemi Mill, located 70 kilometers west of Helsinki, Finland from M-real Corporation (now known as Metsä Board) in 2008. The mill was built in 1966 and has a production capacity of 735,000 tons of paper and 330,000 tons of mechanical pulp per annum. The Kirkniemi Mill produces Galerie Lite (coated ultra-lightweight paper with high bulk and opacity), Galerie Brite (coated lightweight paper with high bulk, soft gloss and improved brightness) and Galerie Fine (coated mechanical paper with high brightness, smoothness and improved opacity).

        Lanaken:    The Lanaken Mill, situated in Lanaken, Belgium, began commercial operations in 1966. It produces coated mechanical paper and lower weight wood-containing coated paper for offset printing. Coated mechanical paper for web offset presses is used primarily in the production of advertising materials and magazines. Lanaken's two paper machines have a total capacity of 470,000 tons per annum. One machine principally produces coated mechanical paper and was completely overhauled in 1992. An additional off-line coater was also installed during the upgrade to provide triple coating capability. The second paper machine produces lower-weight wood-containing paper. Its capacity was increased to 305,000 tons per annum as a result of an optimization process during the mid-1990s. The Lanaken Mill also produces chemi-thermo-mechanical pulp ("CTMP") in an integrated plant which has a production capacity of 180,000 tons per annum. This enables the mill to supply approximately 60% of its own fiber requirements for paper production.

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

        Stockstadt:    As part of the Acquisition, we acquired the shares of M-real Stockstadt GmbH, which holds the Stockstadt Mill located in Stockstadt, Germany during 2008. The mill was established in 1898 and has a production capacity of 440,000 tons of coated and uncoated woodfree paper as well as 150,000 tons of bleached chemical pulp per annum. The pulp is produced mainly for internal use, but is also sold to third party customers when market conditions are favorable.

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

Sappi Fine Paper North America

        Sappi Fine Paper North America's coated paper sales structure is organized in multiple regions with sales representatives located in all major market areas. In addition, several technical representatives are located in different regions in North America to support the sales effort.

        Approximately 7% and 6%, respectively, of Sappi Fine Paper North America's sales for fiscal 2012 and 2011 were outside North America. Sappi Fine Paper North America's sales outside North America are handled in southern Africa by Sappi Southern Africa, in Europe by Sappi Fine Paper Europe and outside those regions by Sappi Trading.

        In fiscal 2012 and 2011, the Sappi Fine Paper North America sales force sold coated woodfree paper exclusively through merchant distribution with locations covering the United States and Canada. By selling exclusively through merchant channels, Sappi Fine Paper North America believes it has created a loyal group of merchant customers. Rather than competing with merchant distributors, the Sappi Fine Paper North American sales force focuses on generating demand with key printers, publishers and end users, which are then serviced by the merchant distributors.

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

        Under distribution agreements entered into as part of the acquisition of the coated graphic paper business of M-real Corporation (now known as Metsä Board) in 2008, M-real Corporation granted us the exclusive right to market and sell the products of certain coated paper machines at M-real Corporation's Husum Mill and Äänekoski Mill for a period of five years, with a minimum duration of 27 months or, if earlier, until Metsä Board sells the relevant mill. We are entitled to a commission on these sales while the agreements are in effect. The coated paper machines subject to the distribution agreements are described below:

        Husum PM 8: We entered into a distribution agreement in respect of PM 8 at M-real Corporation's (now known as Metsä Board) Husum Mill in Sweden. PM 8 is the only asset producing coated woodfree paper at Husum Mill and has an annual production capacity of 285,000 tons of Galerie Fine, a coated woodfree paper with high brightness, smoothness and improved opacity.

        Äänekoski PM2: We entered into a distribution agreement in respect of PM 2 at M-real Corporation's (now known as Metsä Board) Äänekoski Mill in Finland. Äänekoski's PM 2 produces triple blade coated wood-free art paper on one paper machine that is marketed under the brand name Galerie Art. The machine has a production capacity of 200,000 tons per annum. During November 2011, the M-real Corporation (Metsä Board) announced that it was entering into a consultation process with the employees of Äänekoski Mill to negotiate the possible closure of the facility. However, in an agreement reached with us, the M-real Corporation (Metsä Board) confirmed the uninterrupted supply of Galerie Art from the Husum Mill in Sweden. Production was transferred as of January 2012.

Customers

        Sappi Fine Paper sells its products to a large number of customers, many of whom have long-standing relationships with us. These customers include merchants, converters and other direct consumers.

        The most significant merchant customers, based on sales during fiscal 2012 include:

        North America:    Xpedx (a division of International Paper Company), Lindenmeyr (owned by Central National Gottesman Inc.), Midland Paper (a privately owned paper merchant company), Domtar Corporation Inc and a select number of regionally strong merchants.

        Europe:    Igepa Group, Antalis (owned by Sequana Capital), PaperlinX, Papyrus, and Inapa. Two of these merchants, Igepa Group and Antalis, represented collectively approximately 20% of Sappi Fine Paper Europe's total sales during fiscal 2012.

        Sappi Fine Paper's converter customers include both multinational and regional converters. The most significant converter customers, based on sales during fiscal 2012 include: Orafol, Constantia, Eurofoil (formerly Novelis), Clondalkin, Mayr-Melnhof, and Amcor. These customers use our products in the production of pressure sensitive products and flexible packaging, as well as NWS labels. No converter customer, however, represented more than 10% of our total sales during fiscal 2012.

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

        Historically pulp and paper products were subject to relatively low tariff protection in major markets, with existing tariff protections being further reduced under the World Trade Organization ("WTO"). However, with ever increasing amounts of low cost substitutes emerging from Asia, particularly from China, both the United States and Europe imposed import duties and tariffs on certain coated paper products from China and Indonesia in November 2010, with the duties effective for a period of five years.

        Competition in markets for our products is primarily based on price, quality, service, breadth of product line, product innovation and sales and distribution support. The speciality paper market places greater emphasis on product innovation, quality and technical considerations.

        The North American and western European printing and writing paper sector, comprising coated and uncoated woodfree and mechanical products, implemented the closure of just under 11 million tons of annual production capacity between 2008 and 2012.

North America

        The major domestic coated woodfree paper producers which compete with Sappi Fine Paper in North America are NewPage, which is undergoing a reorganization under Chapter 11, and Verso Paper. In addition, approximately 18% of United States consumption is supplied by foreign producers, primarily Asian and European.

Europe

        The market leaders in coated woodfree paper production in Europe are Sappi, Stora Enso, Burgo-Marchi Group, UPM-Kymmene and Lecta (which is owned by an affiliate of CVC Partners).

SAPPI SOUTHERN AFRICA

Overview

        Sappi Southern Africa contributed approximately 24% and 25%, respectively, of our sales in fiscal 2012 and fiscal 2011. The Sappi Southern Africa segment comprises three separate divisions: Sappi Specialised Cellulose, Sappi Paper and Paper Packaging and Sappi Forests.

        The following chart sets forth certain information with respect to the mills and principal products of Sappi Southern Africa as of September 2012:

(1)
During fiscal 2012 we announced the closure of the pulp line at our Enstra Mill.

(2)
During May 2011 we announced the conversion of the Ngodwana Mill pulp production facilities to produce 210,000 tons of dissolving wood pulp per annum.

(3)
During fiscal 2011 we announced the closure of the 60,000 ton containerboard machine at our Tugela Mill. On October 12, 2012 we announced the decision to mothball the 80,000 ton per annum sackkraft machine, at the Tugela Mill. During fiscal 2012 we also announced the closure of the 10,000 ton per annum paper machine and the Kraft Continuous Digester ("KCD") pulp line at our Tugela Mill.

        The following table sets forth sales by product for Sappi Southern Africa's operations:

	Year ended September
	2012	2011	2010
	(US$ million)
Sales:
Commodity paper products(1)	457	540	462
Dissolving wood pulp	685	796	604
Woodfree and speciality papers	312	359	380
Paper pulp	27	26	42
Timber and timber products	84	80	73

Total	1,559	1,801	1,561

(1)
Includes newsprint and packaging products.

        For the fiscal years 2012 and 2011, Sappi Southern Africa sold approximately 2.8 million tons and 2.6 million tons respectively, of paper, pulp and forest products.

        The following table sets forth annual production capacity with respect to Sappi Southern Africa's products:

Production capacity: ('000 tons)
Paper products
Packaging paper	580
Newsprint	140
Coated woodfree paper and tissue wadding	110
Uncoated	200

Total	1,030

Pulp
Dissolving wood pulp	800
Paper pulp	780

Total	1,580

Timber products(1)	43

(1)
Represents 85,000 cubic meters.

Facilities and Operations

Sappi Specialised Cellulose

        Saiccor was established in 1951 and was acquired by us in 1988. It is the world's largest single producer of dissolving wood pulp. In 1995, we completed an approximately US$221 million expansion project to increase capacity by one third to 600,000 tons per annum. Capital expenditures during the period from October 2005 to the end of September 2010 were approximately US$615 million. Included in this period were a modernization project to de-bottleneck production at Saiccor at a cost of US$40 million and an amount of US$551 million spent on an expansion project to increase Saiccor's dissolving wood pulp capacity to 800,000 tons per annum. Construction on the expansion project commenced in August 2006 and was originally scheduled for completion in the first half of calendar 2008. Unfortunately the project was subject to delays and cost increases, with the increased capacity only coming on line in September 2008 and achieving full operational efficiency only in April 2009. As a result of the rapid decline in demand for dissolving wood pulp that was experienced in the first half of fiscal 2009, we did not utilize all of the additional capacity initially and curtailed production in certain elements of the old plant while utilizing the new plant to improve efficiencies. Demand came back strongly in the latter half of fiscal 2009, fiscal 2010 and fiscal 2011 and the plant operated at full capacity, except for the three week strike in July 2011. Demand growth in the dissolving wood pulp market in the first half of 2012 has accelerated and for fiscal 2012 the plant operated at full capacity.

        Saiccor's dissolving wood pulp production is exported from South Africa and marketed and distributed internationally by Sappi Trading. The pulp principally produced is the type used in the manufacture of a variety of cellulose products, including viscose staple fibers or rayon, solvent spun fibers (lyocell) and viscose filament yarns. Both viscose and lyocell fibers are used in the manufacture of fashion and decorating textiles which have a soft, natural feel and excellent breathing properties. Given their particularly high absorbency properties, these fibers are also used in non-woven applications in the healthcare, industrial and disposable product markets. Dissolving wood pulp is also used in the manufacture of acetate flake, which is used in products such as filter tow for cigarette filters, high quality yarns and fabrics, and LCD screens. It is also used to manufacture microcrystalline cellulose, which is used as a rheological modifier in the food industry, as excipients for pharmaceuticals, and in various ethers for the chemical industry. It is also used to manufacture cellophane film for use in a variety of packaging applications.

        The mill's timber consumption is comprised primarily of eucalyptus hardwoods. These relatively fast growing trees are grown in relatively close proximity to the mill, which contributes to Saiccor's position as a low cost producer of dissolving wood pulp.

Sappi Paper and Paper Packaging

        The following table sets forth the annual paper and paper packaging production capacity, number of machines, and products at each of Sappi Paper and Paper Packaging's mills in South Africa:

Mill Locations in South Africa	Production capacity ('000 tons)	Number of paper machines	Products
Cape Kraft	60	1	Linerboard, corrugating medium and coated products
Enstra	200	3	Uncoated woodfree paper
Ngodwana	380	2	Kraft linerboard, white top linerboard, newsprint, plasterboard and bleached and unbleached market pulp
Stanger	110	2	Coated woodfree paper, coated label paper and tissue
Tugela	280	2	Kraft linerboard, corrugating medium and sackkraft

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

        Enstra:    The Enstra Mill is an uncoated paper mill, with a capacity of 200,000 tons of elemental chlorine-free uncoated woodfree paper products per annum. In 1996, the Enstra Mill completed a US$96 million capital expenditure program. This program increased capacity by 50,000 tons per annum and resulted in improved production efficiencies and product quality. The product range at the Enstra Mill caters to the business forms, scholastic, office, envelope and general printing industries. At the end of February 2012, the 105,000 tons bleached hardwood pulp mill at Enstra was closed.

        Ngodwana:    The Ngodwana Mill was expanded between 1981 and 1985 from an unbleached kraft mill with a capacity of 100,000 tons per annum to a modern integrated mill with a capacity of approximately 240,000 tons of linerboard and white top liner as well as 140,000 tons of newsprint per annum. The mill produces nearly 410,000 tons of bleached and unbleached pulp and 100,000 tons of mechanical pulp per annum. The mill markets paper, paper packaging and pulp products locally and internationally. The mill is a large consumer of waste paper, which is used in the production of packaging paper. In 1995, the mill commissioned the world's first ozone bleaching plant, thus eliminating the use of elemental chlorine and significantly reducing mill effluent. In May 2011, we announced the approximately US$340 million investment of the mill to change its product portfolio to include expected annual production of 210,000 tons of dissolving wood pulp per annum. The capital expenditure on the conversion project to date has been US$152 million, of which US$136 million was spent in fiscal 2012. The total cost of the project is expected to be US$340 million and its commission is expected for fiscal 2013.

        Stanger:    The Stanger Mill commenced operations in 1976, and is the only producer of coated woodfree paper in South Africa. It is unique in South Africa as it uses bagasse (the fibrous residue of sugar cane) as its basic raw material to produce high quality matt and gloss coated art papers and tissue wadding. Art paper is used for high quality books and magazines, brochures, annual reports and labels. A US$26 million upgrade of the mill's paper machine was completed in August 2001, increasing the coated paper capacity to 80,000 tons per annum. The mill also produces 30,000 tons of tissue wadding and 60,000 tons of bleached bagasse pulp per annum. We also completed an elemental chlorine free bleach plant upgrade during 2006 at a cost of US$11 million and installed a tissue converting line during September 2011 at a cost of US$7 million.

        Tugela:    The Tugela Mill is our largest integrated unbleached kraft mill, with a capacity of 280,000 tons of packaging paper per annum. The mill has the capacity to supply kraft linerboard, corrugating medium and most of South Africa's requirements for sackkraft, which is used in the production of multiwall sacks. The Kraft Linerboard machine was upgraded in 1996 at a cost of approximately US$81 million and the Sackkraft machine and components of the pulp plant were upgraded in 2003 and 2004 at a cost of approximately US$50 million. It is the only mill in South Africa to offer high performance containerboard packaging and extensible sackkraft. During fiscal 2011, we announced the permanent suspension of production from the 60,000 ton containerboard machine at the Tugela Mill. During March 2012 we shut down a 10,000 ton per annum paper machine and the Kraft Continuous Digester pulp line as part of our restructuring programme. On October 12, 2012 we announced the decision to mothball the 80,000 ton per annum sackkraft machine, at the Tugela Mill due to poor market conditions.

        Sappi ReFibre:    Sappi Paper and Paper Packaging also manage Sappi ReFibre (formerly Sappi Waste Paper) which collected approximately 210,000 tons of waste paper during fiscal 2011 and 2012. Most of the waste paper is supplied to our mills as it represents approximately 30% of the fiber requirements of our packaging grades.

Sappi Forests

        Sappi Forests, (which includes Usutu Forests), supplies or procures all of Sappi Southern Africa's domestic pulpwood requirements of approximately 5.3 million tons per annum. 89% of the pulpwood comes from owned or contracted sources. Together they directly or indirectly manage or control, about 554,000 hectares of land situated in: Mpumalanga (47%), KwaZulu-Natal (41%) and Swaziland (12%).

Hectares
Owned by us in South Africa	383,000
Leased by us or managed directly in South Africa	8,000
Projects in South Africa (owned and managed by farmers that we indirectly manage through technical advice and support)	96,000
Leased by us in Swaziland	67,000

Total	554,000

        Securing raw material for the future is a vital element in the long-term planning of Sappi Southern Africa's business. Currently, we have access to approximately 400,000 hectares of plantable forestland; of which approximately 378,000 hectares is planted with primarily pine and eucalyptus. Our plantations provide approximately 70% of the wood requirements for our southern Africa mills. Sappi Forests has an extensive research operation which concentrates on programs to improve the yield per hectare of forestland used. Significant progress has been made in developing faster-growing trees with enhanced fiber yields. Sophisticated nurseries have been developed to accommodate the seedling requirements of Sappi Southern Africa's operations. Approximately 47 million seedlings are grown annually at Sappi Forests nurseries, and by contract growers in both South Africa and Swaziland. In addition, during fiscal 2011, we announced a joint proposal with Accelerated and Shared Growth Initiative for South Africa ("AsgiSA") to accelerate the establishment and management of 30,000 hectares of commercial tree plantations by 2020 in the Eastern Cape province of South Africa.

        Sappi Forests have spent approximately US$245 million in maintaining, acquiring and expanding plantations and other capital expenditure projects in the period from October 2009 to September 2012.

        The sawmill division operates one mill, Lomati sawmill, with a total production capacity of 85,000 cubic meters per annum of structural timber for the building industry and components for the furniture and packaging industry.

Marketing and Distribution

Overview

        Each of Sappi Southern Africa's divisions, with major South African markets, has its own marketing, sales and technical support teams based in three major centers in South Africa. Sappi Trading manages the exports of Sappi Southern Africa's products, in particular the marketing and distribution of dissolving wood pulp produced at the Saiccor Mill.

Customers

        Sappi Paper and Paper Packaging's coated and uncoated paper products are distributed in southern Africa primarily through a combination of merchants and direct sales. In addition, some large volume graphic orders and speciality grades are sold directly to printers and converters respectively. Its most significant fine paper customers include the CTP Group, Paarl Media, Antalis SA (Pty) Limited and Peters Papers.

        Sappi Paper and Paper Packaging's most significant packaging paper customers, based on sales in fiscal 2012, are Mpact, APL (Pty) Ltd, Nampak, Houers Co-operative and New Era Packaging. The most significant Newsprint customer remains CTP Limited.

        A number of the major viscose staple fiber manufacturers around the world purchase dissolving wood pulp from our Specialised Cellulose division. This includes large groups such as the Aditya Birla Group and the Lenzing Group. Most of our dissolving wood pulp sales contracts are multi-year contracts with pricing generally based on a formula linked to the NBSK price, which resets on a quarterly basis.

        During fiscal 2012, approximately 49% of the total sales volume (excluding Forestry sales volume) of Sappi Southern Africa was destined for the export market.

Competition

        The Mondi Paper Company Limited and Mpact Limited are significant competitors of Sappi Southern Africa in the southern African market, but more specifically in the uncoated woodfree, newsprint and packaging paper sectors.

        Coated woodfree paper imports, primarily from Europe and Asia where there is currently significant over capacity, have gained an increasing share of the southern African woodfree paper market as a direct result of declining import duties which were removed in 2006. However, a portion of the imports originate from Sappi Fine Paper's European mills.

        In recent years, the regional recycled containerboard capacity has increased by approximately 120,000 tons. Due to exchange rate fluctuations and the lack of local import duties, a number of offshore containerboard suppliers have also entered the southern African packaging market.

        In respect of dissolving wood pulp, competitors include Borregaard ChemCell, Bahia Pulp, Tembec Inc, Sateri Holdings Limited, Hunan Juntai Paper and Pulp, Sun Paper, Fortess Specialty Cellulose, Sodra, Weyerhaeuser, Western Pulp Inc., Buckeye Technologies Inc. and Rayonier Inc.

SUPPLY REQUIREMENTS

Overview

        The principal supply requirements for the manufacture of our products are wood, water, pulp, energy and chemicals. We believe that we have adequate sources of these and other raw materials and supplies for the foreseeable future. However, global warming and carbon footprint imperatives are causing an increase in the use of sustainable, non-fossil fuel sources for electricity generation. Consequently, electricity generating companies are competing for the same raw material, namely wood, in the same markets as us, thereby driving prices upwards.

        For further information on regulation affecting our supplies, please see "—Environmental and Safety Matters—Environmental Matters—South Africa". For further information on other factors affecting the availability of our supplies, please see "Item 5—Operating and Financial review and Prospects—Principal Factors Impacting our Group Results—Cyclical Nature of the Industry and Movement in Market Prices, Raw Materials and Input Costs".

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

        Sappi Fine Paper North America manufactures, in aggregate, pulp and fiber equivalent to approximately 119% of its own pulp requirements. This vertical integration reduces its exposure to fluctuations in the market price for pulp.

Energy Requirements

        Sappi Fine Paper North America's energy requirements are satisfied through wood and by-products derived from the pulping process, coal, fuel oils, purchased electricity, steam, natural gas, biomass and other sources.

        A substantial majority of Sappi Fine Paper North America's electricity requirements are satisfied through its own electricity generation or co-generation agreements. During 2012, Sappi Fine Paper North America entered into a new two-year contract for retail supply of net load for the Somerset Mill with Constellation Energy Commodities Group Maine, LLC ("Constellation"). Under this agreement, Constellation will provide the mill's electrical power requirements. In addition, Sappi Fine Paper North America entered into a new three-year large generator interconnection agreement with Central Maine Power ("CMP") that establishes the terms and conditions under which Sappi will remain interconnected to the CMP transmission system. Both new agreements were negotiated to replace expiring agreements with Constellation and CMP respectively.

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

        During fiscal 2010 and 2009, the Company filed claims for alternative fuel mixture credits covering eligible periods subsequent to February 2009 totaling US$51 million and US$87 million, net of fees and expenses, respectively and has reflected such amounts in the group income statements in "Other operating expenses (income)". Cash received, net of fees and expenses paid by the Company during fiscal 2010 and 2009 totaled US$73 million and US$65 million, respectively. No receivables related to alternative fuel mixture credits were outstanding at the end of fiscal 2010. The Company considers the tax credits earned in fiscal 2010 and 2009 as fully taxable and treated them as such in the calculation of its tax provision in the consolidated group Annual Financial Statements.

        On October 15, 2010, the IRS issued additional guidance on this topic, indicating that a taxpayer who received cash refunds under the alternative fuel tax program can also receive the tax credit under the Cellulosic Biofuel Producer Credit ("CBPC") on those black liquor volumes for which it had not previously collected the cash refund. The Company can make this election to file for the CBPC tax credits through December 2012, with respect to eligible biofuels produced in 2009.

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

Europe

Wood

        Sappi Fine Paper Europe purchases approximately 3.7 million cubic meters of pulpwood per annum for its pulp mills. The wood is purchased both on contract and in the open market. Wood supply contracts are fixed for one year in terms of volumes. Price agreements range in the majority of cases from three months to one year.

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

        Under a wood supply agreement, Mestä Board's parent company (Metsäliitto Group) will supply us with up to 704,000 cubic meters of wood annually, substantially all of which is sourced in southern Finland, to the Kirkniemi Mill for a minimum period of 12 years from 2009 at market rates.

Pulp

        Sappi Fine Paper Europe has the capacity to produce approximately 56% of its pulp requirements. The remainder is mostly supplied through open market contracts, the biggest supplier being Metsä Board Corporation which supplies up to 340,000 tons of pulp per annum, for contracted periods of between 1 and 6 years.

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

        Substantially all of the electricity requirements of the Maastricht Mill are satisfied by a 60 MW CHP plant, which was operated as a 50% joint venture (VOF WarmteKracht—Maastricht Mill) between Sappi Fine Paper Europe and Essent until January 01, 2010. On this date, we acquired the remaining shareholding from Essent. The plant utilizes natural gas, which is procured from a Dutch supplier at market prices. All surplus electrical energy generated is supplied to the national grid.

        The Nijmegen Mill's electricity requirements are largely satisfied by its co-generation power plant. The Nijmegen Mill purchases natural gas from a Dutch gas supplier and a small amount of electricity from the public grid.

        The Lanaken Mill's energy requirements are generally met by purchases of natural gas, electricity and steam. Certain of the energy requirements of the mill are furnished by a CHP plant, constructed and operated pursuant to the Albertcentrale N.V. joint venture arrangement between Sappi, the Belgian power company Electrabel and Rabo Energie. We hold a 49% ownership interest in the Albertcentrale facility and are obligated to purchase steam from the joint venture facility under a long-term (15 year) supply agreement. The facility commenced operations in April 1997. Lanaken Mill's electricity requirements are satisfied by a long term contract with national utility company Electrabel for about one third of the demand, the balance is being covered by a mid-term electricity supply contract with Electrabel. The long-term supply agreement with Electrabel was renewed on July 01, 2012 and will be in force for a period of ten years. The contract may be terminated by Sappi after a period of five years, with a two year prior notice period.

        Alfeld and Ehingen generate about 50% of their power needs from renewable resources and the remainder is purchased from an Austrian power company.

        To a great extent, the electricity and steam requirements of the Kirkniemi Mill are covered under a long-term supply agreement with Fortum Heat & Power, a large Finnish utility company. The energy is generated on site by a 100 MW CHP plant which is owned and operated by the utility company. The long-term supply agreement matured in October 2012, following which Sappi Fine Paper Europe took ownership of the plant and continues to operate the site. The large amount of natural gas required to operate the CHP plant is delivered by Gasum, the national gas supplier. The balance of the mill's power requirements is met through purchases of electricity from the public grid. Biomass and natural gas are purchased for the generation of additional steam.

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

Southern Africa

Wood

        Sappi Southern Africa manages directly or indirectly approximately 554,000 hectares of forestland in southern Africa. Approximately 400,000 hectares are plantable forestland, which produce approximately 70% of the timber required for this reporting segment's operations. Sappi Forests owns approximately 383,000 hectares and manages the majority of the remainder. Usutu Forests cultivates 50,000 hectares of pine and eucalyptus on 67,000 hectares of land that is leased from the Swazi nation under a long-term lease agreement which is extendable to 2089. Sappi Forests presently has supply contracts for the timber from approximately 96,000 hectares of plantations planted by small growers with our technical and financial support. The remaining timber requirements are met through a number of significant medium-term contracts and open market purchases.

Pulp

        Following the closure of the pulp line at our Enstra Mill and the closure of the Kraft Continuous Digester ("KCD") at our Tugela Mill in fiscal 2012, Sappi Southern Africa has an economic, capacity based pulp integration of approximately 175%. Although Sappi Southern Africa is long on pulp from an economic sense, it does buy pulp on the open market, which is supplied through both local and international open market contracts, for contracted periods of between 3 and 5 years.

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

        Energy costs for our southern African operations have risen sharply in recent years, which has had a significant impact on profitability in the region. In addition, in February 2010, NERSA, the National Energy Regulator of South Africa, announced that it had approved substantial annual tariff increases for electricity in South Africa for the years 2010 to 2012. In fiscal 2011 and 2012, electricity purchased from Eskom amounted to approximately 20% and 21% respectively, of the variable costs in the southern African operations.

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

ENVIRONMENTAL AND SAFETY MATTERS

Environmental Matters

        We are subject to a wide range of environmental laws and regulations in the various jurisdictions in which we operate and these have tended to become more stringent over time. Violations of environmental laws could lead to substantial costs and liabilities, including civil and criminal fines and penalties. Environmental compliance is an increasingly important consideration in our businesses, and we expect to continue to incur significant capital expenditures and operational and maintenance costs for environmental compliance, including costs related to reductions in air emissions such as carbon dioxide ("CO2") and other greenhouse gases ("GHG"), wastewater discharges and solid and hazardous wastes. We closely monitor the potential for changes in pollution control laws and take actions with respect to our operations accordingly.

North America

        Sappi Fine Paper North America is subject to stringent environmental laws in the United States. These laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and their respective state counterparts and implementing regulations.

        On June 29, 2009, the Commissioner of the Department of Inland Fisheries and Wildlife, State of Maine (the "Commissioner"), issued a decision requiring Sappi Fine Paper North America to install a fish passage at the Cumberland Mills dam associated with the Westbrook Mill, the most downriver dam on the Presumpscot River. Pursuant to a final order issued by the Commissioner, construction of the fish passage must be completed by May 01, 2013. Costs associated with construction and related engineering of this fish passage are estimated to be approximately US$4 million to US$5 million. The fish passage at the next dam upstream, the Saccarappa hydrofacility, must be operational two years after the Cumberland Mills dam fish passage is completed (i.e., during the spring of 2015). Installation of the Cumberland Mills dam fish passage may also trigger, over a period of approximately ten years, the obligation to install fish passages for at least some of Sappi Fine Paper North America's other upstream hydrofacilities in order to allow natural fish migration and thus promote the restoration of native species to the river. The total cost of all fish passages associated with Sappi Fine Paper North America's dams along the Presumpscot River is estimated to be in the range of approximately US$18 million to US$28 million. This estimate includes costs expected to be incurred in the next several years for the fish passage on the Cumberland Mills dam and Saccarappa hydrofacility as well as estimated costs for the upstream fish passages which may be incurred in the future. As the construction of additional fish passages depends on several future contingencies, including the results of data gathering on fish populations in the river, Sappi Fine Paper North America does not know the precise timing for incurring the related future costs, assuming such obligations are triggered.

        We closely monitor state, regional and federal GHG initiatives and other regulatory developments in anticipation of any potential effects on our operations. Although the United States has not ratified the Kyoto Protocol, and has not yet adopted a federal program for regulating GHG emissions, Congress has considered comprehensive federal legislation regarding climate change and various regional initiatives regarding emissions associated with climate change that are either in effect or proposed. In addition, the US Environmental Protection Agency ("USEPA") has finalized or proposed several rules relating to emissions reporting and emissions reductions, including rules issued in March 2011 known as "Boiler MACT" which would establish new standards for emissions of hazardous air pollutants from commercial and industrial boilers. In May 2011, the USEPA stayed the Boiler MACT rules until such time as the USEPA completes its reconsideration process or the various court proceedings are completed, whichever comes first. While a recent court decision has vacated the USEPA's stay of the rules, the USEPA has since issued a no action letter, indicating that it will not enforce technical violations of the Boiler MACT rule deadlines, at least until the earlier of December 31, 2012 or the effective date of the final reconsidered rules. It is not clear what the timing will be for completion or implementation of a revised rule. Capital expenditures, currently estimated to range between US$10 million and US$15 million, could be required for emissions control equipment at Sappi Fine Paper North America's mills in order to comply with the rules as proposed in March 2011, although the anticipated impact of the rules and the related costs may be subject to revision in the future, particularly in light of the on-going reconsideration process and litigation. The nature, scope and timing of any proposed legislation, including climate change legislation and other proposed rules regulating GHGs is highly uncertain and, currently, we do not know what precise effect, if any, such legislation will have on our financial condition and operations.

Europe

        Our European facilities are subject to extensive environmental regulation in the various countries in which we operate. The air emissions, water discharges and pollution control requirements of the permits of our mill operations in the European Union are based on Best Available Techniques ("BAT"). These are defined in the BAT reference documents ("BREFs") of the Integrated Pollution Prevention and Control directive ("IPPC"). These documents are currently being revised but this exercise is taking longer than initially expected. The revised documents are expected to be adopted in early 2013.

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

  •
  A timber and timber product regulation adopted by the European Commission, the obligations, of which, will also apply to our European operations. The requirements apply as from March 03, 2013. We believe that we are well prepared for these new requirements as we have an effective certification and risk assessment system in place which allows us to trace wood and timber material back to its source.

  •
  An agreement with the national government in The Netherlands which we, together with other paper manufacturers, have signed to improve environmental management and further limit emissions.

        The countries within which Sappi operates in Europe have all ratified the Kyoto Protocol and Sappi Fine Paper Europe has developed a GHG strategy to comply with applicable GHG restrictions and to manage emission reductions cost effectively.

South Africa

        In southern Africa, the environmental regulatory legal framework is still evolving, as is the enforcement process. We work with government authorities in striving to find a balance between economic development and social and environmental considerations.

        The primary South African environmental laws affecting our operations are:

  •
  The National Water Act addresses the water shortages in South Africa and relates to both, our manufacturing and our forestry operations. Abstraction of water, discharge of effluent and management of forests are all regulated under a license system in which first allocations go to, among other things, human consumption, before allocations are made to agriculture, industry and forestry. All water use is subject to a charge.

  •
  The National Environmental Management Act provides for the integration of environmental considerations into all stages of any development process, and in particular, provides for the issuance of environmental authorizations and imposes a duty of care regarding environmental harm. The Act includes a number of significant principles, such as prosecution of companies in the interest of the protection of the environment.

  •
  The National Environmental Management: Air Quality Act was promulgated at the beginning of 2005 and has now replaced the 1965 Atmospheric Pollution Prevention Act. The new Act will impose more stringent compliance standards on our operations in 2015 and then again in 2020.

  •
  The National Environmental Management: Waste Act was enacted on July 01, 2009. The Waste Act regulates the use, re-use, recycling and disposal of waste and regulates waste management by way of a licensing system.

  •
  The Kyoto Protocol: South Africa has ratified the Kyoto Protocol, which obligates signatory countries to take measures to reduce their greenhouse gas emissions through the initial commitment period. South Africa as a developing country does not presently have targets and timetable commitments. Obligations under the Kyoto Protocol have been extended by the member parties through a second commitment period which runs from 2013 until at least 2017.

        The requirements under these statutes and commitments, predominantly with respect to air emissions from our mills, will result in additional capital and operating expenditures, some of which may be significant. Newly enacted legislation in South Africa typically provides for a phase-in period for new standards. As a result, the impact on our mills of new standards contained in the Air Quality Act and the Waste Act is expected to be distributed over the next three to eight years. We are in frequent contact with regulatory authorities during the phasing in of these requirements, in an attempt to manage the transition period.

        Environmental liability assessments were done on a number of Sappi Southern Africa's mills. It was concluded that there was no material environmental liability exposure for Sappi Southern Africa with regard to present operations. The landfill sites at the Enstra and Tugela Mills could incur rehabilitation and remediation costs should Sappi Southern Africa decide to close these sites. We believe that these sites will continue to operate into the foreseeable future. Landfill sites in South Africa are regarded as assets for continued operations and for commercial on-sale due to the scarcity of available air space as the Government is reluctant to approve the development of new landfill sites. Our Enstra Mill is located in a contaminant catchment area currently being investigated by the relevant authorities as to possibly allocate responsibilities to different industries in respect of contributing to the remediation of this specific catchment. This is not expected to materialize within the next five years.

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

        In Europe, we participate in various governmental worker accident and occupational health insurance programs. In Belgium and The Netherlands, these programs are funded by mandatory contributions by employers and employees. In Germany, we participate in a similar mandatory contribution scheme controlled by the employers' liability insurance association, which permits employer and employee participation in its administration. In Austria, employee liability insurance is funded by the employer. In Finland, employment accident insurance is funded by the employer while occupational health insurance is funded partly by employees. The safety and health issues are integrated into the management systems and all mills of Sappi Fine Paper Europe comply with health and safety legislation and are OHSAS 18001 certified. In respect of environmental management systems all our mills are ISO 14001 certified.

        In South Africa, we must comply with a number of laws regulating workers' compensation for injuries and health and safety within the workplace, the most important of which is the Occupational Health and Safety Act (No. 85 of 1993), the Compensation for Occupational Injuries and Diseases Act (Act 130 of 1993) and related regulations. The COID Act regulates insurance for employees against injuries and diseases contracted in the workplace. During any project involving construction, such as the dissolving wood pulp expansion project at Ngodwana, we are also required to comply with the "Construction Regulations". Our South African businesses are audited every two years to evaluate compliance with this legislation. All Pulp and Paper mills, as well as Sappi Forests Plantations, are OHSAS 18001:2007, FSC and ISO 14001:2004 certified for health and safety management systems and environmental management systems, respectively.

ORGANIZATIONAL STRUCTURE

        Sappi Limited is the ultimate holding company of the Sappi group. The following table sets forth significant subsidiaries and joint ventures owned directly or indirectly by Sappi Limited at September 2012.

Name	Trading Name	% Held*	Country of Incorporation	Nature of Business
Southern Africa
Sappi Southern Africa (Pty) Ltd	Sappi Southern Africa or Sappi Paper and Paper Packaging or Sappi Chemical Cellulose or Specialised Cellulose or Sappi Forests or Sappi ReFibre	100	South Africa	Pulp and paper manufacturer and forestry operations
Umkomaas Lignin (Pty) Ltd	LignoTech South Africa	50	South Africa	Lignosulphonate Manufacturer
Usutu Forest Products Company Limited	Usutu Forests	100	Swaziland	Forestry operations
America
S.D. Warren Company	Sappi Fine Paper	100	United States	Pulp and paper manufacturer
Sappi Cloquet LLC	Sappi Fine Paper and Specialised Cellulose	100	United States	Pulp and paper manufacturer
Europe
PE Paper Escrow GmbH	PE Paper Escrow	100	Austria	Finance
Sappi Alfeld GmbH	Sappi Fine Paper	100	Germany	Pulp and paper manufacturer
Sappi Austria Produktions-GmbH & Co. KG	Sappi Fine Paper	100	Austria	Pulp and paper manufacturer
Sappi Deutschland GmbH	Sappi Fine Paper	100	Germany	Sales and marketing
Sappi Ehingen GmbH	Sappi Fine Paper	100	Germany	Pulp and paper manufacturer
Sappi Europe S.A.	Sappi Fine Paper	100	Belgium	European head office, sales and marketing
Finland Operations Oy	Sappi Fine Paper	100	Finland	Pulp and paper manufacturer
Sappisure Försäkrings AB	Sappisure	100	Sweden	Captive Insurance company
Sappi Gratkorn GmbH	Sappi Fine Paper	100	Austria	Property company
Sappi Holding GmbH	Sappi Holding	100	Austria	Holding company
Sappi International S.A	Sappi International	100	Belgium	Treasury
Sappi Lanaken NV	Sappi Fine Paper	100	Belgium	Paper manufacturer
Sappi Lanaken Press Paper NV	Sappi Fine Paper	100	Belgium	Pulp and paper manufacturer
Sappi Maastricht B.V	Sappi Fine Paper	100	The Netherlands	Paper manufacturer
Sappi Nijmegen B.V.	Sappi Fine Paper	100	The Netherlands	Paper manufacturer
Sappi Papier Holding GmbH	Sappi Papier Holding or Sappi Fine Paper	100	Austria	Pulp and paper manufacturer Treasury and holding company
Sappi Stockstadt GmbH	Sappi Fine Paper	100	Germany	Pulp and paper manufacturer

*
Voting power is in the same proportion as the percentage ownership held.

PROPERTY, PLANT AND EQUIPMENT

        For a description of the production capacity of our mills, see "Sappi Fine Paper" and "Sappi Southern Africa".

        For a description of the plantations we own or have recently sold, see "Sappi Southern Africa" and "Supply Requirements".

        For a description of environmental issues that may affect our utilization of our assets, see "Environmental and Safety Matters".

        For a description of our capital expenditures, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

        The following table sets forth the location, use and approximate size of our principal headquarters, manufacturing and distribution facilities as at September 2012. These facilities are owned unless otherwise indicated.

Location	Use	Approximate Size(1)	Secured/ Leased
Sappi Limited
Johannesburg, South Africa	Sappi Headquarters(2)	15,058 m2	Leased
Sappi Fine Paper
Sappi Fine Paper North America
Boston, Massachusetts	Headquarters(3)	2,964 m2	Leased
Skowhegan, Maine (Somerset Mill)	Manufacturing facility: coated paper, softwood and hardwood pulp	1,084 ha	Financing Collateral
Westbrook, Maine	Manufacturing facility: speciality and release paper and research and development facility	123.4 ha
Cloquet, Minnesota	Manufacturing facility: coated paper and pulp	434 ha	Financing Collateral
Allentown, Pennsylvania	Coated paper sheeting facility	12.1 ha
Dayton, New Jersey	Distribution center(5)	33,243 m2	Leased
South Portland, Maine	Financial and customer service office(2)	4,500 m2	Leased
Chicago, Illinois	Distribution center(4)	20,909 m2	Leased
Bornem, Belgium	Distribution center(3)	5,328 m2	Leased
Sappi Fine Paper Europe
Brussels, Belgium	Headquarters(6)	2,176 m2	Leased
Gratkorn, Austria	Manufacturing facility: coated paper and pulp(9)	99.9 ha	Financing Collateral, Partly Leased
Maastricht, Netherlands	Manufacturing facility: coated paper and research and development facility	12.8 ha	Financing Collateral
Nijmegen, Netherlands	Manufacturing facility: coated paper	8.7 ha	Financing Collateral
Lanaken, Belgium	Manufacturing facility: coated paper and pulp	32.6 ha
Alfeld, Germany	Manufacturing facility: coated paper, uncoated paper and pulp	33.3 ha
Ehingen, Germany	Manufacturing facility: coated paper and pulp	35.7 ha
Wesel, Germany	Distribution center(7)	62.1 ha	Partly Leased
Stockstadt, Germany	Manufacturing facility: coated paper, uncoated paper and pulp	60.2 ha
Kirkniemi, Finland	Manufacturing facility: coated paper and pulp	186.9 ha	Financing Collateral
Sappi Southern Africa
Johannesburg, South Africa	Headquarters(8)

Location	Use	Approximate Size(1)	Secured/ Leased
Sappi Specialised Cellulose
Umkomaas, South Africa	Manufacturing facility: dissolving wood pulp	208.0 ha
Sappi Paper and Paper Packaging
Ngodwana, South Africa	Manufacturing facility: linerboard, newsprint and kraft pulp	1,282.9 ha
Tugela, South Africa	Manufacturing facility: linerboard, corrugating medium, sackkraft and industrial kraft	914.4 ha
Cape Kraft, South Africa	Manufacturing facility: linerboard and corrugating medium	9.5 ha
Enstra, South Africa	Manufacturing facility: uncoated paper	582.7 ha
Stanger, South Africa	Manufacturing facility: coated paper, tissue and bagasse pulp	55.4 ha
Bunya, Swaziland (Usutu)	Leased to third party timber processor	45.0 ha
Sappi Forests
Barberton, South Africa (Lomati Sawmill)	Sawmill	24.6 ha

(1)
The approximate size measurement relates to, in the case of manufacturing and distribution facilities, the perimeter of the property on which the principal manufacturing or distribution facilities are situated and, in the case of offices, the interior office space owned or leased.

(2)
Subject to a lease expiring in 2015.

(3)
Subject to a lease expiring in 2021.

(4)
Subject to a lease expiring in 2018.

(5)
Subject to a lease expiring in 2015.

(6)
Subject to a lease expiring in 2021.

(7)
Of the total 62,140 m2, 8,800 m2 is subject to a lease that operates on a year-to-year basis. The remainder of the property is subject to a heritable building right ("Erbbaurecht").

(8)
Included under Sappi Limited headquarters.

(9)
Part of the Gratkorn Mill is built on land leased from the Gratkorn municipality.

Sappi Plantations

Hectares
Owned by us in South Africa	383,000
Leased by us or managed directly in South Africa	8,000
Projects in South Africa (owned and managed by farmers that we indirectly manage through technical advice and support)	96,000
Leased by us in Swaziland	67,000

Total	554,000

ITEM 4A.   UNRESOLVED STAFF COMMENTS

  Not applicable

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion and analysis together with our group Annual Financial Statements, included elsewhere in this Annual Report. Certain information contained in the discussion and analysis set forth below and elsewhere in this Annual Report includes forward-looking statements that involve risk and uncertainties. See "Forward-Looking Statements", "Item 3—Key Information—Selected Financial Data", "Item 3—Key Information—Risk Factors", "Item 4—Information on the Company", "Item 10—Additional Information—Exchange Controls" and our group Annual Financial Statements included elsewhere in this Annual Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this Annual Report.

        The group Annual Financial Statements contained herein, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

        Our fiscal years operate on a 52 accounting week cycle, except every 6th fiscal year which includes an additional accounting week. Fiscal 2011 operated on a 53 accounting week cycle while fiscal 2012 and 2010 operated on a 52 accounting week cycle.

Company and Business Overview

        We are a global company, which through acquisitions in the 1990s, was transformed into one of the global market leaders in the coated woodfree paper sector. Two acquisitions were pivotal in establishing us as a global company, namely the acquisition in 1994 of S.D. Warren Company, now known as Sappi Fine Paper North America, and the acquisition in 1997 of KNP Leykam, now integrated into Sappi Fine Paper Europe. Also on December 31, 2008 we acquired the coated paper business of M-real Corporation (now known as Metsä Board), which is now integrated into Sappi Fine Paper Europe. Further opportunities to grow within our core businesses will continue to be evaluated.

        The group has three reportable segments, namely Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Southern Africa. For reporting purposes, we also present information for Sappi Fine Paper which comprises the reporting segments Sappi Fine Paper North America and Sappi Fine Paper Europe. We also operate a trading network, called Sappi Trading, for the international marketing and distribution of dissolving wood pulp and market pulp throughout the world and for our other products in areas outside our core operating segments of Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Southern Africa. All sales and costs associated with Sappi Trading are allocated to the three reportable segments.

        Sales by source and destination for fiscal 2012, fiscal 2011 and fiscal 2010 were as follows:

	Sales by Source			Sales by Destination
	2012	2011	2010	2012	2011	2010
	%
North America	23	21	21	23	22	22
Europe	53	54	55	45	46	48
Southern Africa	24	25	24	13	13	13
Asia and other	—	—	—	19	19	17

Total	100	100	100	100	100	100

Beneficial Shareholding by Region

        On November 05, 1998, our American Depositary Receipts commenced trading on the New York Stock Exchange. Based on available information, as of September 30, 2012 we believe our beneficial shareholding by region to be as follows:

	September
	2012	2011	2010
		%
North America	16	18	16
Europe and elsewhere	9	11	13
Southern Africa	75	71	71

	100	100	100

Source: Registered addresses and disclosure by nominee companies, excluding the shares owned by a subsidiary of Sappi.

Principal Factors Impacting our Group Results

        Our results of operations are affected by numerous factors. Given the high fixed cost base of pulp and paper manufacturers, industry profitability is highly sensitive to changes in sales volumes and prices. Sales volumes and prices are significantly affected by demand for our products, changes in industry capacity and output levels and customer inventory levels. Demand levels are highly dependent on cyclical and structural changes in the world economy. Industry profitability is also influenced by factors such as the level of raw material inventory, energy, chemicals, wood and other input costs, currency exchange rates, and operational efficiency.

        The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact the business are:

  (a)
  Cyclical nature of the industry and movement in market prices, raw materials and input costs;

  (b)
  Sensitivity to currency movements and inflation rates;

  (c)
  The additional week in the first quarter of fiscal 2011; and

  (d)
  New acquisitions, expansions, restructurings, cost-reduction initiatives, capacity closures, our ability to maintain and continuously improve operational efficiencies and performance and other significant factors impacting costs.

        Because many of these factors are beyond our control and certain of these factors have historically been volatile, past performance is not necessarily indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Cyclical Nature of the Industry and Movement in Market Prices, Raw Materials and Input Costs:

        The markets for pulp and paper products are cyclical, with sales prices significantly affected by factors such as changes in industry capacity and output levels, customer inventory levels and changes in the world economy. The pulp and paper industry has often been characterized by periods of imbalances between supply and demand, causing prices to be volatile. Prices also vary significantly by geographic region and product. Coated woodfree paper, our core product used for many types of publications, is susceptible to the highly cyclical advertising market, a major driver in our business, and other factors such as increasing consumer preferences for digital media over print media. See "—Markets" for a further discussion of the cyclical nature of the pulp and paper industry and movements in market prices. In addition, the purchase prices of many of the raw materials we use fluctuate in correlation with global commodity cycles. Other input costs, such as energy and fuel costs, vary depending on various factors, including local and global demand and seasonality. Worldwide economic conditions experienced a significant downturn during the latter half of 2008, continuing in fiscal 2009 and into fiscal 2010, resulting in significant recessionary pressures and lower business and consumer confidence. As worldwide economic conditions improved throughout 2010, demand for our products improved, and market prices increased in our major markets. Market prices for pulp increased significantly in fiscal 2010 and continued to do so during calendar 2011 due to higher worldwide-demand, specifically demand from Asia. However, with the emergence of the sovereign debt crises in the European Union during the latter half of calendar 2011 and continuing during fiscal 2012, the global economic recovery slowed which, together with competition from electronic media, caused pulp prices and demand for many of our major products to decline. Sales prices consequently decreased.

Currency Fluctuations

        The principal currencies in which our subsidiaries conduct business are the US dollar (US$), the euro (€) and the South African Rand (ZAR). Although our reporting currency is the US dollar, a significant portion of the group's sales and purchases are made in currencies other than the US dollar. In Europe and North America, sales and expenses are generally denominated in euro and US dollars, respectively; however, pulp purchases in Europe are primarily denominated in US dollars. In southern Africa, costs incurred are generally denominated in Rand, as are local sales. Exports from the South African businesses, which in local currency represented approximately 48% of net sales of Sappi Southern Africa in fiscal 2012 (fiscal 2011: 49%; fiscal 2010: 47%), are denominated primarily in US dollar.

        The appreciation of the Rand or the euro against the US dollar diminishes the value of exports from South Africa and Europe in local currencies, while depreciation of these currencies against the US dollar has the opposite impact. Since expenses are generally denominated in local currencies, the depreciation of the US dollar has a negative effect on gross margins of exports sales as well as those domestic sales which are priced relative to international US dollar prices. The appreciation of the US dollar has the opposite impact. In North America, the depreciation of the US dollar against the euro or Asian currencies has a positive effect on sales volumes and margins, due to high levels of imports of coated woodfree paper in the market, which are adversely affected by such depreciation, and the favorable impact on exports of coated woodfree paper and release paper. The group's consolidated financial position, results of operations and cash flows may be materially affected by movements in the exchange rate between the US dollar and the respective local currencies to which subsidiaries are exposed. The principal currencies in which subsidiaries conduct business that are subject to the risks described in this paragraph are the euro and Rand. The following table depicts the average and year end exchange rates for the Rand and euro against the US dollar used in the preparation of our group Annual Financial Statements in fiscal 2012, fiscal 2011 and fiscal 2010:

	Average rates			Closing rates
Exchange rates	2012	2011	2010	2012	2011	2010
ZAR to one US$	8.0531	6.9578	7.4917	8.3096	8.0963	7.0190
US$ to one EUR	1.2988	1.3947	1.3658	1.2859	1.3386	1.3491

        The profitability of certain of our South African operations is directly dependent on the Rand proceeds of their US dollar exports. Selling prices in the local South African market are significantly influenced by the pricing of competing imported products. The weakening of the Rand against the US dollar leads to increased pressure from imports. This factor was evident in our 2012 fiscal year.

        The translation of our annual results into our reporting currency (US dollar) from local currencies tends to distort comparisons between fiscal periods due to the volatility of currency exchange rates. On average, the euro weakened by 7% against the US dollar in fiscal 2012 compared to fiscal 2011. The Rand weakened in fiscal 2012 to an average level against the US dollar of ZAR8.05, 16% weaker than fiscal 2011 average levels, and weakened to a closing rate of ZAR8.31/US$ at the end of fiscal 2012, approximately 2% weaker than the closing rate of fiscal 2011. The impact, compared to the respective prior fiscal year, of currency movements on reported sales in US dollars was to decrease fiscal 2012 reported sales by US$494 million, to increase fiscal 2011 reported sales by US$210 million and to decrease fiscal 2010 reported sales by US$263 million.

        The impact of currency translation effects on our results of operations is described below in "Operating Results—Sales" and "—Operating Results—Operating Expenses".

Inflation and Interest Rates

        The graph below summarizes the South African inflation and interest rates (3 month JIBAR), as well as the South African Reserve Bank lending rate (repo rate) at the end of the relevant periods.

Source:
Reuters, South African Reserve Bank

        The group is exposed to interest rate risk as it borrows funds at both fixed and floating interest rates. The group monitors market conditions and may utilize approved interest rate derivatives to alter the existing balance between fixed and variable interest rate loans in response to changes in the interest rate environment. As at September 2012, one fixed to floating interest rate swap was in place which swaps the fixed interest rate on the US$350 million 2021 Notes issued in April 2011 into a floating interest rate. In April 2012, Sappi Southern Africa entered into a new interest rate swap converting the floating rate on the new three-year ZAR750 million (US$98 million) bond into a fixed rate of 7.78%.

        The group has a policy of not hedging translation risks. The southern African and European operations use the Rand and the euro as their respective functional currencies. Any translation of the value of these operations into US dollars results in foreign exchange translation differences as the Rand and the euro exchange rates move against the US dollar. These differences are recognized within other comprehensive income of the group. Borrowings in a currency other than the functional currency of the borrowing entity are specifically hedged with financial instruments, such as currency swaps and forward exchange contracts. The group has two interest rate and currency swaps which swap the principal of the US$400 million 2017 Notes and the US$300 million 2019 Notes into euros and the fixed US$ interest rate on these Notes into a fixed euro interest rate.

Additional week in fiscal 2011:

        Our normal reporting cycle comprises four quarters, each consisting of thirteen seven-day weeks, which is equal to 364 days per year. As a result, after six years we have effectively "lost" a week (including the leap year). Accordingly, every six years we add an additional week to one of our quarters, which we did in the first quarter of fiscal 2011—thus fiscal 2011 consists of 53 weeks of operations instead of the usual 52 weeks. The main impact of the additional week in fiscal 2011 was an increase in Operating Profit excluding Special Items of approximately US$8 million (assuming a pro-rata accumulation of operating profit over the period).

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

        Kangas Mill closure:    Due to a reduction in the European consumption of coated magazine paper arising from the global recession, our Kangas Mill in Finland had experienced a substantial amount of commercial downtime since the beginning of 2009. We announced the closure of the mill in January 2010. All our affected customers are now served from our other European operations. On July 07, 2010, we sold the Kangas Mill land and buildings to M-real (now known as Metsä Board) for €13 million.

        Usutu Mill closure:    The Usutu Mill was closed on January 31, 2010 in response to adverse market conditions in the pulp sector, as well as the cumulative severe impact of fire damage during August 2008, which destroyed 40% of the mill's timber crop. As a result, the mill was no longer self-sufficient with respect to timber supplies.

        Biberist Mill closure:    On March 31, 2011 we announced, that due to the persistent overcapacity in the European coated and uncoated fine paper market, we would be entering into a consultation process with employee representatives and social partners at our Biberist Mill in Switzerland. Despite the combined efforts of mill employees and management, we were unable to identify a viable alternative to ensure the future existence of the mill. On July 20, 2011, we announced the closure of the Biberist Mill and ceased operations in the mill during August 2011. As a result of this closure, we reduced our annual production capacity by 500,000 tons of coated and uncoated fine paper in the European market. We are servicing most of our affected customers from our other European mills.

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

        Expansion of dissolving wood pulp capacity:    In May 2011, we announced the US$340 million investment in our Ngodwana Mill in South Africa. The expansion will change the product portfolio of the mill to include the annual production of 210,000 tons of dissolving wood pulp. During November 2011, we also announced an additional investment of US$170 million in our Cloquet Mill in the United States, which will enable the facility to produce 330,000 tons of dissolving wood pulp per annum. Together with our Saiccor Mill in South Africa, these investments will increase our total annual dissolving wood pulp production capacity to approximately 1.3 million tons. Both projects have been initiated, are progressing well and we plan to commission both projects during 2013.

        Forestry investment:    In line with our strategy to secure a stable fiber supply for our southern African operations, we acquired 14,500 hectares of developed softwood plantations near Ngodwana Mill during 2010. During fiscal 2011, we announced a joint proposal with AsgiSA ("Accelerated and Shared Growth Initiative for South Africa") to accelerate the establishment and management of 30,000 hectares of commercial tree plantations by 2020 in the Eastern Cape province of South Africa.

        European and southern African restructuring initiatives:    During fiscal 2011, we embarked on restructuring initiatives in our European and southern African operations in an effort to streamline our operations further, to adapt to the changing needs of our customers and to match our assets to profitable markets for future growth. We realized the targeted cost-saving benefits from these initiatives in Europe and in southern Africa in fiscal 2012.

        Enstra and Tugela Mills closure of KCD lines and PM3:    During fiscal 2012 we announced the closure of the 10,000 ton per annum paper machine (PM3) at our Tugela Mill. During fiscal 2012 we also announced the closure of the pulp line at our Enstra Mill and the closure of the Kraft Continuous Digester ("KCD") at our Tugela Mill.

        Tugela Mill mothballing of PM4:    On October 12, 2012 we announced the decision to mothball PM4, a sackkraft and containerboard machine, at the Tugela Mill from January 01, 2013. We are currently in a consultation process with employees at the mill regarding potential retrenchments. The asset impairment charge related to the mothballing of the machine of ZAR76 million was taken in the fourth quarter of fiscal 2012 and is included in special items.

        Alfeld Mill Conversion:    During the fourth quarter of fiscal 2012 we announced the planned conversion of PM2 at the Alfeld Mill from 150,000 tons of coated fine paper to 135,000 tons of speciality paper per annum. This conversion will not only increase our capacity in a growing and higher margin specialised business, but will also improve our cost position in coated woodfree graphic paper and further reduce our graphic paper capacity in line with our strategy.

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

Coated Woodfree Paper

        Demand for coated woodfree paper is heavily dependent on global economic growth. The slowdown in the global economy at the end of 2008 through most of 2010 meant demand for our products was lower than in previous years, where the global economy enjoyed stable growth. During calendar 2011 and 2012, demand for coated woodfree paper declined in mature markets, but grew in emerging markets, which we believe, also reflects longer-term demand trends. Overall, there was an increase in global demand of 0.8% when compared to the previous year.

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

Over 1 million tons of coated woodfree capacity was added in 2011, and another 1 million tons was added in 2012. The effect of this additional capacity was only partially mitigated by coated woodfree capacity closures around the world, particularly in Europe. The additional capacity, coupled with flat demand, led the demand to capacity ratio to decline to approximately 87% in fiscal 2012.

        Apparent consumption is consumption as indicated by mill sales volumes, which ignores the impact of customer inventory and the reclassification of imports. The sales volume to customers is used as the indicator of demand, with the difference between apparent and real demand being the movement in inventories.

        United States shipments by domestic producers grew by 15% in fiscal 2010 from the low levels experienced in the previous year brought on by the global economic recession. However, with the emergence of the sovereign debt crisis, growth rates declined in 2011 and shipments shrunk by 3% during fiscal 2011 compared to fiscal 2010. Shipments for coated woodfree paper declined in North America during fiscal 2012 compared to the previous financial year by approximately 2%. Average coated woodfree paper prices in North America fell by US$5 per ton during fiscal 2012 compared to fiscal 2011 in the grade that represents the largest end use of coated woodfree paper (No. 3 60lb rolls).

        Demand in Europe for coated woodfree paper grew 1% during fiscal 2010 compared to fiscal 2009. During fiscal 2011, demand fell 6% when compared to fiscal 2010 as a result of sovereign debt issues combined with competition for advertising spend with electronic media. Due to global overcapacity and low demand for coated woodfree paper, manufacturers announced closures of approximately 1.7 million tons of coated woodfree paper capacity in 2008 and 2009. In 2011, a major producer announced the closure of 1.3 million tons of coated paper in Europe, including approximately 800,000 tons of coated paper. In addition during fiscal 2012, approximately 600,000 tons of coated paper capacity was closed. Declines in capacity have kept the supply to demand balance in Europe at approximately 90% over the last two fiscal years.

        The graph below reflects apparent consumption for the United States and Europe.

Source:  AF&PA & Cepifine
                United States short tons converted to tons

        The price history for benchmark coated woodfree grades in the United States and Europe is shown in the following chart:

Source:
RISI (Resource Information System Inc)

        Prices are list prices. Actual transaction prices could differ.

Coated Woodfree Paper—North America:

        The average sales prices achieved by Sappi Fine Paper North America fell by approximately 3% in fiscal 2012 when compared to fiscal 2011. Average prices achieved for coated paper decreased by 2% compared to the last fiscal year, whereas average prices achieved for market pulp were down approximately 13% from fiscal 2011.

        In October 2010, the US International Trade Commission determined that imports of coated paper from China and Indonesia threatened material injury to US producers and workers. The decision allowed the US Department of Commerce to impose duties on coated paper arriving in the US from China, ranging from 27.1% to 338.7% and for imports arriving from Indonesia, at 38%. These duties are expected to remain in effect for five years from November 2010, although due to various administrative reviews and appeals, there can be no guarantee that the duties will not be eliminated or reduced prior to that time.

Coated Woodfree Paper—Europe:

        In fiscal 2012, the average price realized for our European products decreased by €4 per ton compared to fiscal 2011. Prices for coated woodfree paper in Europe fell in the early part of the fiscal year and stayed at these levels for the remainder of the fiscal year. Sales prices in Europe are impacted by the movement in the US$ / euro exchange rate, as explained in detail in the analysis of sales by region contained in "— Operating Results — Sales".

Coated Mechanical Paper—Europe:

        The average price realized for our coated mechanical products in fiscal 2012 was 2% higher than the average price realized during the 2011 financial year due to capacity cuts by other coated mechanical paper producers. Although prices were up from last year, European shipments of coated mechanical paper were down approximately 6% from fiscal 2011.

        Sales prices in Europe are impacted by the movement in the US$ / euro exchange rate, as explained in detail in the analysis of sales development by region contained in "— Operating Results — Sales".

Pulp

        NBSK pulp prices peaked in June 2011 but began falling as worldwide economic conditions became increasingly uncertain due to the European Union sovereign debt crisis. Average PIX NBSK prices fell by approximately US$140 per ton, or 14%, during fiscal 2012 due to lower demand for printing and writing papers around the world.

        Since we sell roughly as much pulp as we purchase, fluctuations in market pulp prices have a marginal direct impact on our overall profitability. However, at a divisional level, pulp prices do affect the profitability of our divisions as Sappi Fine Paper Europe is a net buyer of pulp and Sappi Southern Africa and Sappi Fine Paper North America are net sellers of pulp.

        The price of NBSK and Bleached Hardwood Kraft Pulp (BHKP) is depicted in the following chart:

Source:
PIX (Index from FOEX Indexes Ltd)

        Dissolving wood pulp accounts for the majority of our third-party pulp sales. The dissolving wood pulp produced at our Saiccor Mill in South Africa is used principally as an input in the production of various textile fibers, non-woven fibers, microcrystalline cellulose for the food and pharmaceutical industries, film, ethers and Cellulose Microcrystalline's ("CMC") for a range of household as well as mining products, and a number of other application areas. Sappi is not currently active in the acetate segment primarily due to production constraints at the Saiccor Mill, coupled with strong demand from its other segments.

        In fiscal 2011, we announced the conversion of the pulp mills at our Cloquet Mill and our Ngodwana Mill to manufacture dissolving wood pulp instead of paper pulp. We plan to sell these volumes primarily into the commodity VSF and Lyocell production markets as a significant portion of the expected output is being contracted with key customers in those segments.

        The price of dissolving wood pulp grades made by Sappi is linked to the price of NBSK. The higher technical grade specification of dissolving wood pulp allows dissolving wood pulp to trade at a premium to the listed NBSK price.

        European NBSK prices in US dollar terms reached a high point of US$1,023 per metric ton in June 2011 before retreating steadily to reach a low of US$762 per metric ton by the end of September 2012. Spot prices for dissolving pulp reached record highs at the beginning of calendar 2011 but have since steadily declined as new supply entered the market.

        Demand growth for dissolving wood pulps continues to be strong. After showing demand growth of approximately 6% in 2011, demand for dissolving wood pulp is forecast to show growth of 9% for the 2012 calendar year. Some impetus to growth is expected to be provided by the demand stimulus from significantly lower viscose staple fiber (VSF) prices.

        The buoyant market conditions since 2010 and the concerns about shortages of cellulose fibers resulted in a spate of new capacity announcements both on the demand side (mainly VSF) as well as on the supply side (dissolving pulp). The capacity announcements on the supply side outstrip capacity announcements on the demand side by a significant margin. Approximately 700,000 tons per annum of new dissolving pulp capacity (excluding about 300,000 tons per annum of paper grade "extender" pulps) entered the market in calendar 2011 and was followed by a further approximately 1 million tons per annum in calendar 2012 with a further approximately 1 million tons per annum expected in 2013. Some of the most recent dissolving wood pulp capacity projects, excluding the Sappi mills, that have started up or which are about to start up include Cosmo Speciality Fibres (140,000 tons per annum), Fortress Paper (200,000 tons per annum), Sun Paper (200,000 tons per annum), Fujian (2 mills at 145,000 tons per annum), Södra (170,000 tons per annum), StoraEnso (160,000 tons per annum), Vida (30,000 tons per annum), Lee and Man (140,000 tons per annum), Paskov Biocel (240,000 tons per annum) and Hunan Juntai (300,000 tons per annum).

        The Saiccor Mill operated at full capacity during the second half of fiscal 2009, and throughout the full 2010, 2011 (except for a three-week strike during July 2011) and fiscal 2012 years. Towards the end of calendar 2011, a number of viscose staple fiber producers, largely those purchasing dissolving wood pulp on a non-contract basis, began reducing their dissolving wood pulp order quantities as a result of weakening VSF demand, the introduction of new viscose capacity and the expectation that dissolving wood pulp prices would decrease as a result of the newly announced dissolving wood pulp capacity. However, Saiccor's order book remains full.

South African Economic and Political Environment

        Sappi Limited is a public company incorporated in South Africa. We have significant operations in South Africa, which accounted for 24% of our net sales in fiscal 2012, 25% of our net sales in fiscal 2011 and 24% of our net sales in fiscal 2010. See "—Operating Results" for the proportion of South African operating profit to total profit.

        South Africa features a highly developed, sophisticated "first world" infrastructure at the core of its economy. The South African economy grew by 3.1% in 2011. Econometrix, a provider of economic analysis and forecasting for the South African economy, forecasts the South African GDP to grow by 2.7% in calendar year 2012. South Africa's long-term foreign currency investment ratings have remained constant over the last calendar year. However, the outlook on South Africa's credit rating on its long-term debt was downgraded by Fitch credit rating agency in January 2012, from BBB+ to BBB, and in March 2012, Standard and Poor's credit rating agency put South African government debt on a "negative" credit watch from BBB+ to BBB. At the end of September 2012, Moody's downgraded the credit rating on South African government bonds from A3 to Baa1. This downgrade was deemed attributable in part to the turmoil on South African mines and the resultant implications for lower economic growth and associated growth in government revenues.

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

        The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. This process is uncertain. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues. There are currently 60 open land claims against us, of which 42 are in the province of Mpumalanga and 18 are in the province of KwaZulu-Natal. So far 23, of the claims in KwaZulu-Natal have been withdrawn as have 2 in Mpumalanga. Another 9 claims in KwaZulu-Natal are in the process of being settled. In addition, we have made an offer for the settlement of 4 further claims in KwaZulu-Natal and 21 claims in Mpumalanga. These settlements involve the sale of the portions of the land subject to the respective claims at prices to be agreed with the Commissioner on Restitution of Land Rights, alternatively the claimants have opted for payment of compensation from the Government in lieu of land. The remaining claims have not been finalized and are still under investigation by the Regional Land Claims Commissioner.

        The southern African region has one of the highest infection rates of HIV/AIDS in the world. In 1992, we started a program to address the effects of HIV/AIDS and its impact on our employees and our business. Our aim is to ensure that our program prevents new infections and to treat the HIV/AIDS positive employees. The program places special emphasis on testing and counseling to ensure that staff are informed with regard to their HIV/AIDS status to enable them to make informed decisions as to their life choices. Since August 2002, our medical care for employees has included treatment to prevent mother to child transmission. Anti-retroviral treatment has been offered to HIV-infected permanent employees from the beginning of 2003. We have also extended our voluntary counseling and testing ("VCT") programs, and are offering a HIV test to every employee who visits the clinics for a medical examination.

        The key components of Sappi's HIV/AIDS management program include health risk assessments and counseling services. The health risk assessment mechanism assesses the health risk levels among our employees, and channels the high risk individuals into various managed programs. Sappi has now reached a position where more than 50% of our southern African employees check their HIV status every year. Regular voluntary counseling and testing ("VCT") ensures that we achieve early diagnosis of HIV infection and timely access to care.

        The fifth anonymous voluntary prevalence comprehensive HIV study was conducted during 2012 in all of our southern African operations. Based on a participation rate of greater than 80%, at the locations tested, we estimate that the overall infection rate in our southern African operations has stabilized at approximately 14.9%, which compares favorably with the national average (19.2%). In response to these surveillance results, renewed focus has been placed on the HIV/AIDS management program so as to further contribute to the containment of the infection rate. We estimate that approximately 63% of our employees that are HIV/AIDS positive participate in our HIV/AIDS managed care programs, which is marginally less than the prior year's participation rate (64%). Furthermore, the impact of HIV/AIDS on a company is generally reflected in the mortality rate of its employees. Sappi Southern Africa's mortality rate has halved from a high of 1.12% in 2005 to a rate of 0.68% in fiscal 2012.

        Each Sappi operation in southern Africa has also identified the relevant role players in their geographical area and is working with them on the implementation of a comprehensive HIV/AIDS program, eliminating duplication and making optimum use of relevant resources through private-public partnerships.

        The government and organized business have taken a number of steps in recent years to increase the participation of Black people in the South African economy. To this end, the Employment Equity Act (No. 55 of 1998), the Skills Development Act (No. 97 of 1998) and the Preferential Procurement Policy Framework Act (No. 5 of 2000) were promulgated. The Broad-Based Black Economic Empowerment Act (No. 53 of 2003) ("BEE") has formalized the country's approach to distributing skills, employment and wealth more equitably between races and genders. BEE focuses on increasing equity ownership, management and control of businesses by Black people, and improving Black representation in all levels of employment. It also promotes the development of skills within a business, the nurturing of Black entrepreneurship through preferential procurement and enterprise development, and the uplifting of communities through social investment.

        In February 2007, the BEE scorecard as set out in the Codes of Good Practice published by the Department of Trade and Industry was streamlined and simplified without affecting their intended objectives. Our South African businesses were evaluated by Empowerdex, an independent BEE certification agency, against the Department of Trade and Industry's generic BEE scorecard and we achieved a score of 41 points with an overall BEE status of a "level seven contributor" (B rating) and a preferential procurement recognition level of 50%. Preferential procurement is used to drive transformation throughout the South African economy in that many customers will only buy from high BEE scorecard suppliers to boost their own BEE scorecard ratings. In July 2009, Empowerdex undertook the second verification of our South African businesses' BEE scorecard, and we improved our rating to a score of 54 points and an overall BEE status of a "level six contributor" (BB rating) and a preferential procurement recognition level of 60%. The Forest Sector Charter was published in the Government Gazette in June 2009 as the "Forest Sector Code". This Charter applies to all enterprises involved with commercial forestry and the first level processing of wood products. Our South African businesses are signatories to this charter via their membership of both Forestry South Africa ("FSA") and the Paper Making Association of South Africa ("PAMSA"). This charter sets the objectives and principles for BEE, and includes the scorecard and targets to be applied within the industry, as well as certain undertakings by the government and the private sector (or South African forestry companies) to assist the forestry industry to achieve its BEE targets. With effect from calendar 2010, our South African businesses were evaluated against the Forest Sector's BEE scorecard.

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

        For further information on the BEE transaction, see "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions".

        In September 2010, Empowerdex verified the South African businesses against the Forestry Sector's BEE scorecard for the first time, and we achieved a score of 75.2 points with an overall BEE status of a "level three contributor" and a preferential procurement recognition level of 110%. The latest Empowerdex verification of the South African businesses against the Forestry Sector's BEE scorecard was in October 2011. We achieved a score of 74.5 which was marginally lower than the 2010 score, with an overall BEE status of a "level four contributor" and a preferential procurement recognition level of 100%. As a result, 100% of the value of all purchases from our South African businesses qualify as preferential procurement spend in a customer's BEE scorecard.

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

        For further information, see "Item 4—Information on the Company—History and Development of the Company" and "Item 3—Key Information—Risk Factors".

Environmental Matters

        We operate in an industry subject to extensive environmental regulations. Typically, we do not separately account for environmental operating expenses. We do not anticipate any material expenditures related to environmental matters in the future. We separately account for environmental capital expenditures. See note 32 to our group Annual Financial Statements included elsewhere in this Annual Report for a discussion of these matters.

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
  Sappi Fine Paper Europe

  •
  Sappi Southern Africa

        The Sappi Fine Paper business comprises the two reportable segments, Sappi Fine Paper North America and Sappi Fine Paper Europe.

        The Sappi Southern Africa reportable segment includes the following divisions: Sappi Paper and Paper Packaging, Sappi Specialised Cellulose (previously known as Sappi Chemical Cellulose), and Sappi Forests. Sappi Paper and Paper Packaging consists of two fine paper mills, three packaging paper mills and the Sappi ReFibre operation. The volume, revenue and cost relationship within the Sappi Forests business is substantially different to that of the paper and dissolving wood pulp businesses which form a part of this segment.

        Profit or losses from investments in equity accounted associates and joint ventures not accounted for in our reportable segments and costs related to our Corporate Head Office, the group's treasury operations and non-manufacturing entities which form part of the Sappi group are not included in the reportable segments mentioned above, and are disclosed as Unallocated and eliminations in our segmental reporting.

        The analysis and discussion which follows should be read in conjunction with our group Annual Financial Statements included elsewhere in this Annual Report.

        The key indicators of the group's operating performance include sales, operating profit and operating profit excluding special items. Operating profit represents sales after operating expenses, which are comprised of cost of sales, selling, general and administrative expenses, other operating expenses or income and share of profit or loss from associates and joint ventures. As described in more detail in the discussion and analysis which follows, the key components of the group's operating expenses can be characterized as variable costs (primarily variable manufacturing costs) or fixed costs (the fixed cost components of cost of sales and selling, general and administrative expenses).

        Cost of sales is comprised of:

  •
  variable costs, which include raw materials and other direct input costs, including:

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

    •
    marketing and selling expenses; and

    •
    administrative and general expenses.

        Other operating expenses (income) are comprised of:

    •
    net asset impairments and (reversals);

    •
    (profit) loss on sale and write-off of non-current assets;

    •
    BEE charges;

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

        Comparisons between our results for fiscal 2012 and fiscal 2011 are affected by the fact that our 2011 fiscal year consisted of 53 accounting weeks compared to our 2012 fiscal year, which consisted of 52 accounting weeks. Our normal financial year has 364 days which causes this "lost accounting week" to build up over a period of six years. The net impact of the additional week in fiscal 2011 on operating profit excluding special items was a positive US$8 million (assuming a pro-rata accumulation of operating profit excluding special items over the relevant period).

        The key indicators of the group's operating performance are:

Key figures	2012	2011	2010
	US$ million (except for share amounts)
Sales	6,347	7,286	6,572
Operating profit	421	86	341
Special items—(gains) losses(1)	(18)	318	(2)
Operating profit excluding special items	403	404	339
Basic earnings (loss) per share (US cents)	20	(45)	13

(1)
Please see "Item 3—Key Information—Selected Financial Data" for a discussion of our use of Operating profit excluding special items and its usefulness for investors as a non-GAAP measure.

        The following table reconciles operating profit excluding special items to profit (loss) for the year.

	Year Ended September
	2012	2011	2010
	(US$ million)
Profit (loss) for the year	104	(232)	66
Taxation charge	34	11	20
Net finance costs	283	307	255

Operating profit	421	86	341
Special items—(gains) losses	(18)	318	(2)

Operating profit excluding special items	403	404	339

Special items:
Plantation price fair value adjustment—loss (gain)	15	16	(31)
Restructuring provisions (reversed) raised	(2)	135	46
Impairments (reversals) of assets and investments	10	167	(10)
Alternative fuel mixture tax credits	—	—	(51)
BEE transaction charge	3	5	23
Insurance recoveries	—	(10)	(1)
Fire, flood, storm and related events	19	6	27
Profit on disposal of associates and joint ventures	(11)	—	—
Profit on disposal of non-current assets	(52)	(1)	(5)

Total special items	(18)	318	(2)

        Movements in operating profit and operating profit excluding special items are explained below.

        Segment contributions to operating profit were as follows:

Segment Operating Profit (Loss)	2012	2012 vs. 2011	2011	2011 vs. 2010	2010
	(US$ million)
Sappi Fine Paper North America	87	(49)	136	(44)	180
Sappi Fine Paper Europe	178	249	(71)	(143)	72
Sappi Southern Africa	153	90	63	(49)	112
Unallocated and eliminations	3	45	(42)	(19)	(23)

Total	421	335	86	(255)	341

Segment Special Items (Gains) Losses	2012	2011	2010
	(US$ million)
Sappi Fine Paper North America	7	(7)	(56)
Sappi Fine Paper Europe	(45)	139	4
Sappi Southern Africa	25	136	22
Unallocated and eliminations	(5)	50	28

Total	(18)	318	(2)

Segment Operating Profit (Loss) excluding Special Items	2012	2012 vs. 2011	2011	2011 vs. 2010	2010
	(US$ million)
Sappi Fine Paper North America	94	(35)	129	5	124
Sappi Fine Paper Europe	133	65	68	(8)	76
Sappi Southern Africa	178	(21)	199	65	134
Unallocated and eliminations	(2)	(10)	8	3	5

Total	403	(1)	404	65	339

        Special items for the group in fiscal 2012, fiscal 2011 and fiscal 2010 are generally summarized below:

        Plantation price fair value adjustment—loss (gain):    This relates to International Accounting Standard 41 (IAS 41) fair value adjustment of the timber assets of Sappi Forests and Usutu Forests. This fair value adjustment is mainly impacted by timber selling prices, cost associated with standing timber values and harvesting and delivery, and discount rates as applied in valuing plantation assets. The parameters applied are all market related. The impact on operating profit was a negative US$15 million in fiscal 2012, a negative US$16 million in fiscal 2011 and a positive US$31 million in fiscal 2010. For further information see "—Critical Accounting Policies and Estimates".

        Restructuring provisions (reversed) raised:    In fiscal 2012 operating profit was positively impacted by the release of net restructuring charges of US$2 million as a result of restructuring charges of US$5 million in Europe offset by the release of US$7 million from a restructuring provision held in South Africa. In fiscal 2011 operating profit was negatively affected by restructuring charges of US$135 million related to mill closures and other restructuring actions mainly in our European business (US$89 million) and our southern African business (US$45 million). In fiscal 2010 operating profit was negatively impacted by restructuring charges of US$46 million, which related to the closure of the Usutu Mill in southern Africa and the Kangas Mill in Europe.

        Impairments (reversals) of assets and investments:    In fiscal 2012 operating profit was negatively impacted by asset impairments of US$10 million comprised of US$9 million related to the mothballing of the sackkraft paper machine at our Tugela Mill in South Africa and US$1 million related to the Stockstadt Mill in Europe. In fiscal 2011 operating profit was negatively impacted by asset and investment impairments of US$167 million which included US$56 million related to the closure of our Biberist Mill in Europe, US$10 million related to the closure of our Adamas Mill in South Africa, US$58 million related to asset impairments in our southern African Paper and Paper Packaging business, where production was curtailed, and US$45 million impairment of part of our investment in equity accounted associates and joint ventures. In fiscal 2010 operating profit was positively impacted by asset impairment reversals of US$10 million, which comprised the reversal of a portion of the fiscal 2009 impairment of the coated mechanical paper business in Europe that had negatively impacted operating profit in that year by US$74 million.

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

        The Company filed claims for alternative fuel mixture credits covering eligible periods subsequent to February 2009 totaling US$51 million and US$87 million in fiscal 2009 and 2010 respectively, net of fees and expenses and has reflected such amounts in the accompanying group income statement in "Other operating expenses (income)". Cash received, net of fees and expenses paid by the company during fiscal 2010 totaled US$73 million. No receivables related to alternative fuel mixture credits were outstanding at the end of fiscal 2010. The Company considers the tax credits earned in fiscal 2010 as fully taxable and treated them as such in the calculation of its tax provision in the group Annual Financial Statements.

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

        BEE transaction charges:    Charges related to a BEE transaction completed during fiscal 2010 amounted to US$3 million in fiscal 2012, US$5 million in fiscal 2011 and US$23 million in fiscal 2010. This transaction is explained in more detail in the section titled "—South African Economic and Political Environment" above and in Item 7 "—Major Shareholders and Related Party Transactions".

        Fire, flood, storm and related events:    Fiscal 2012 operating profit was negatively impacted by fire and flood damage to the amount of US$19 million, comprised of fire damage at the Nijmegen Mill and the Usutu plantations of US$4 million each and flood damage at the Cloquet Mill of US$9 million. During fiscal 2011 operating profit was positively impacted by an insurance recovery of US$10 million related to the fire in the Stockstadt Mill in Europe which occurred during fiscal 2010. The insurance recovery was offset by costs incurred in fiscal 2011 related to the same fire.

        During fiscal 2010 operating profit was negatively impacted by a fire in our Stockstadt Mill in Europe (US$21 million) and storm damage to various southern African business units (US$5 million).

        Profit on disposal of associates and joint ventures:    In fiscal 2012 operating profit was positively impacted by profit of US$11 million on disposal of our 34% stake in the Jiangxi Joint Venture (including the impact of releasing a foreign currency translation reserve).

        Profit on disposal of non-current assets:    In fiscal 2012 operating profit was positively impacted by profit on disposal of non-current assets of US$52 million. The profit realized on the sale of the Biberist Mill assets was US$45 million and a US$7 million profit realized on the sale of various smaller assets by our European and southern African businesses. The US$1 million profit realized on the sale of assets in fiscal 2011 was the net result of asset sales throughout the group. The US$5 million profit realized on the sale of assets in fiscal 2010 was the net result of asset sales by our European and North American businesses.

  Group

  Comparing fiscal 2012 with fiscal 2011

        Operating profit increased to US$421 million in fiscal 2012 from US$86 million in fiscal 2011.

        Operating profit in fiscal 2012 was positively affected by net special items of US$18 million compared to a negative impact of net special items in fiscal 2011 of US$318 million. The major special items in fiscal 2012 were an unfavorable plantation fair value price adjustment (US$15 million), profit realized on the sale of non-current assets (US$52 million), profit on the sale of an investment (US$11 million), asset impairments (US$10 million) and fire and flood damage (US$19 million).

        Operating profit excluding special items decreased slightly in fiscal 2012 to US$403 million from US$404 million during fiscal 2011.

  Comparing fiscal 2011 with fiscal 2010

        Operating profit declined to US$86 million in fiscal 2011 from US$341 million in fiscal 2010.

        Operating profit in fiscal 2011 was negatively affected by net special items of US$318 million compared to a positive impact of net special items in fiscal 2010 of US$2 million. The major special items in fiscal 2011 consisted of an unfavorable plantation fair value price adjustment (US$16 million), restructuring charges (US$135 million) and asset impairments (US$167 million).

        Operating profit excluding special items increased in fiscal 2011 to US$404 million from US$339 million in fiscal 2010. This significant improvement was mainly due to increased demand in sales volumes and increased average selling prices for some of our major products.

  Sappi Fine Paper North America

	2012	2011	2010
	(US$ million)
Key figures:
Segment operating profit	87	136	180
Restructuring provisions reversed	—	(2)	—
Reversal of asset impairments	—	(3)	(2)
Alternative fuel mixture tax credits	—	—	(51)
Insurance recoveries	(2)	—	—
Fire, flood, storm and related events	9	—	—
Profit on disposal of non-current assets	—	(2)	(3)

Segment operating profit excluding special items	94	129	124

  Comparing fiscal 2012 with fiscal 2011

        Operating profit decreased from US$136 million in fiscal 2011 to US$87 million in fiscal 2012.

        The operating profit for fiscal 2012 included unfavorable special items of US$7 million as shown in the table above, which included flood damage at the Cloquet Mill of US$9 million.

        Operating profit excluding special items decreased to US$94 million in fiscal 2012 from US$129 million in fiscal 2011. This decrease was mainly due to decreased average pulp selling prices and lower sales of specialities products.

  Comparing fiscal 2011 with fiscal 2010

        Operating profit decreased from US$180 million in fiscal 2010 to US$136 million in fiscal 2011.

        The operating profit for fiscal 2011 included favorable special items of US$7 million as shown in the table above.

        Operating profit excluding special items improved to US$129 million in fiscal 2011 from US$124 million in fiscal 2010. This improvement was mainly due to increased sales volumes and increased average selling prices partially offset by increased manufacturing costs.

  Sappi Fine Paper Europe

  Key figures:

	2012	2011	2010
	(US$ million)
Segment operating profit (loss)	178	(71)	72
Restructuring provisions raised	5	89	17
Impairments (reversals) of assets and investments	1	57	(10)
Insurance recoveries	(4)	(11)	(22)
Fire, flood, storm and related events	4	4	21
Profit on disposal of non-current assets	(51)	—	(2)

Segment operating profit excluding special items	133	68	76

  Comparing fiscal 2012 with fiscal 2011

        Operating profit improved from a loss of US$71 million in fiscal 2011 to an operating profit of US$178 million in fiscal 2012.

        The operating profit for fiscal 2012 included favorable special items of US$45 million which was comprised mainly of the profit on the sale of the Biberist Mill property.

        Operating profit excluding special items increased to US$133 million in fiscal 2012 from an operating profit excluding special items in fiscal 2011 of US$68 million. This improvement was mainly due to a reduction in raw material input prices, compared to fiscal 2011, and successful cost savings initiatives.

  Comparing fiscal 2011 with fiscal 2010

        Operating profit declined from a profit of US$72 million in fiscal 2010 to an operating loss of US$71 million in fiscal 2011.

        The operating loss for fiscal 2011 included unfavorable special items of US$139 million which included asset impairments related to the closure of the Biberist Mill and restructuring charges (US$89 million) partially offset by insurance recoveries (US$11 million).

        Operating profit excluding special items decreased to US$68 million in fiscal 2011 from an operating profit excluding special items in fiscal 2010 of US$76 million. This decline was due to increased input cost pressure and competition in all our major markets.

  Sappi Southern Africa

  Key figures:

	2012	2011	2010
	(US$ million)
Segment operating profit	153	63	112
Plantation fair value—price adjustment	15	16	(31)
Restructuring provisions and closure costs raised	(7)	45	23
Assets and investment impairment	9	68	2
BEE transaction charge	3	5	23
Fire, flood, storm and related events	6	1	5
(Profit) loss on disposal of non-current assets	(1)	1	—

Segment operating profit excluding special items	178	199	134

  Comparing fiscal 2012 with fiscal 2011

        Operating profit increased from US$63 million in fiscal 2011 to US$153 million in fiscal 2012.

        The operating profit for fiscal 2012 included unfavorable special items of US$25 million which consisted mainly of an unfavorable plantation price fair value adjustment (US$15 million), asset impairment (US$9 million), fire, flood and storm related events (US$6 million) partially offset by a release of restructuring provision of US$7 million. The asset impairment of US$9 million related to the mothballing of a machine at our Tugela Mill.

        Operating profit excluding special items increased to US$178 million in fiscal 2012 from an operating profit excluding special items in fiscal 2011 of US$199 million. This decrease was mainly due to decreased selling prices in our dissolving wood pulp business partially offset by the weakening of the exchange rate of the ZAR against the US dollar in fiscal 2012 and decreased fixed costs compared to fiscal 2011. In fiscal 2012, all of the operating profits excluding special items of Sappi Southern Africa were generated by our Saiccor Mill, with the paper and paper packaging business making a loss.

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

        Operating profit excluding special items improved to US$199 million in fiscal 2011 from an operating profit excluding special items in fiscal 2010 of US$134 million. This significant improvement was mainly due to increased sales volumes and average selling prices in our Specialised Cellulose Business partially offset by increased variable input cost per ton and increased fixed costs for the southern African business as a whole. In fiscal 2011, all of the operating profits excluding special items of Sappi Southern Africa were generated by our Saiccor Mill, with the paper and paper packaging business making a loss.

        Movements in the sales, variable cost and fixed cost components of operating profit are explained below.

Sales

  Group

        An analysis of sales movements in fiscal 2012 and 2011 is presented below:

Sales Volume	2012	Change 2012 vs. 2011	2011	Change 2011 vs. 2010	2010
	Tons ('000)
Sappi Fine Paper North America	1,400	(36)	1,436	82	1,354
Sappi Fine Paper Europe	3,507	(338)	3,845	49	3,796
Sappi Southern Africa
Pulp & Paper	1,676	(24)	1,700	(51)	1,751
Forestry	1,122	205	917	(76)	993

Total Sappi Southern Africa	2,798	181	2,617	(127)	2,744

Total	7,705	(193)	7,898	4	7,894

Sales Value	2012	Change 2012 vs. 2011	2011	Change 2011 vs. 2010	2010
	(US$ million)
Sappi Fine Paper North America	1,438	(82)	1,520	147	1,373
Sappi Fine Paper Europe	3,350	(615)	3,965	327	3,638
Sappi Southern Africa
Pulp & Paper	1,475	(246)	1,721	233	1,488
Forestry	84	4	80	7	73

Total Sappi Southern Africa	1,559	(242)	1,801	240	1,561

Total	6,347	(939)	7,286	714	6,572

        The main factors impacting sales are volume, price, product sales mix and currency exchange rate movements. The South African and European businesses transact in ZAR and euro respectively, but the results of their operations are translated into US dollars for reporting purposes. The movement in the exchange rate from local currency to US dollars during the periods of high volatility significantly impacts reported results from one period to the next. Movements in exchange rates impacted sales negatively by US$494 million in fiscal 2012 and positively by US$210 million in fiscal 2011. An analysis of the drivers of sales movements is presented below:

Sales Value Variance Analysis	2012 vs. 2011	2011 vs. 2010
	(US$ million)
Exchange rate effects	(494)	210
Volume change effects	(178)	3
Price and product mix effects	(267)	501

Total	(939)	714

  Exchange rate effects

        The translation of our annual results into our reporting currency (US dollar) from local currencies tends to distort comparisons between fiscal periods due to the volatility of currency exchange rates. On average, the euro weakened by 7% against the US dollar in fiscal 2012 compared to fiscal 2011. The Rand weakened in fiscal 2012 to an average level against the US dollar of ZAR8.05, 16% weaker than fiscal 2011 average levels, and weakened to a closing rate of ZAR8.31/US$ at the end of fiscal 2012, approximately 2% weaker than the closing rate of fiscal 2011. The impact, compared to the respective prior fiscal year, of currency movements on reported sales in US dollars was to decrease fiscal 2012 reported sales by US$494 million, to increase fiscal 2011 reported sales by US$210 million and to decrease fiscal 2010 reported sales by US$263 million.

  Comparing fiscal 2012 sales with fiscal 2011 sales

        Sales for fiscal 2012 were US$6,347 million, a decrease of 13% compared to fiscal 2011. This decrease was primarily driven by exchange rate effects, decreased average selling prices in US dollar terms and reduced sales volumes.

        Average selling prices realized by the group in fiscal 2012 were 11% lower in US dollar terms than the average selling prices realized in fiscal 2011, as a result of a decrease in pulp selling prices and decreased average coated paper selling prices in our European and North American businesses. The average world benchmark NBSK pulp price, which sets the base for our dissolving wood pulp selling prices, decreased by 14% in fiscal 2012 compared to fiscal 2011.

        In fiscal 2012, sales volume for the group was 2% lower than the sales volume achieved in fiscal 2011.

  Comparing fiscal 2011 sales with fiscal 2010 sales

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

  Sappi Fine Paper North America

  Comparing fiscal 2012 sales with fiscal 2011 sales

        Sales decreased by 5% from US$1,520 million in fiscal 2011 to US$1,438 million in fiscal 2012. Sappi Fine Paper North America's sales volumes decreased by 3% when compared to fiscal 2011 mainly as a result of weaker demand for market pulp and specialities paper. Average selling prices realized in fiscal 2012 of US$1,027/ton were 3% lower than the US$1,058/ton achieved in fiscal 2011 mainly due to a 13% decrease in the average selling prices of market pulp.

  Comparing fiscal 2011 sales with fiscal 2010 sales

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

  Sappi Fine Paper Europe

  Comparing fiscal 2012 sales with fiscal 2011 sales

        Sappi Fine Paper Europe experienced difficult market conditions during fiscal 2012 exacerbated by a deteriorating economic environment which had a negative impact on volumes and sales prices. Sales volumes decreased by 9% from fiscal 2011 due to lower sales of all our major products and the closure of our Biberist Mill in August 2011.

        Our average selling prices realized in euro terms decreased by 1% from €739 per ton in fiscal 2011 to €735 per ton in fiscal 2012. Average selling prices per ton realized in US dollar terms decreased, from US$1,031 in fiscal 2011 to US$955 in fiscal 2012.

  Comparing fiscal 2011 sales with fiscal 2010 sales

        Sappi Fine Paper Europe experienced strengthening market conditions during the first half of fiscal 2011. The second half of fiscal 2011 was however affected by a deteriorating economic environment which had a negative impact on volumes and sales prices. Overall sales volumes ended fiscal 2011 in-line with fiscal 2010.

        Although our average selling prices realized in euro and US dollar terms increased from €702 (US$958) per ton in fiscal 2010 to €739 (US$1,031) per ton in fiscal 2011, average selling prices realized during the last fiscal quarter of 2011 were below the average for fiscal 2011.

  Sappi Southern Africa

  Comparing fiscal 2012 sales with fiscal 2011 sales

        Sales from the southern African pulp and paper operations (consisting of the Specialised Cellulose and Paper and Paper Packaging Businesses) decreased by 14% in US dollar terms or 1% in Rand terms in fiscal 2012 (US$1,475 million; ZAR11,878 million) compared to fiscal 2011 (US$1,721 million; ZAR11,974 million). The larger decrease in sales in US dollar terms was due to the difference in average exchange rates used to translate Rand sales to US dollar in fiscal 2011 (ZAR/US$: 6.96) and 2012 (ZAR/US$: 8.05).

        Demand for dissolving wood pulp was strong in fiscal 2012 resulting in a 2% increase in the sales volume of the Sappi Specialised Cellulose business compared to fiscal 2011. The sales volumes for the Sappi Paper and Paper Packaging business declined by 4% compared to fiscal 2011, due to weak market conditions for packaging and graphic paper products exacerbated by strong competition from imported products.

        A major determinant of sales pricing in the Specialised Cellulose Business is the NBSK pulp market price. During fiscal 2012, the average NBSK pulp price decreased by 14% from an average of US$978/ton in fiscal 2011 to an average of US$838/ton in fiscal 2012. During fiscal 2012, our average dissolving wood pulp selling prices in US dollar terms decreased by 15% compared to fiscal 2011, but decreased by only 2% in Rand terms due to the weakening of the Rand against the US dollar during fiscal 2012.

        Average selling prices realized in fiscal 2012 in the Sappi Paper and Paper Packaging business increased by 2% in Rand terms and, due to the weakening of the Rand against the US dollar, decreased by 12% in US dollar terms compared to fiscal 2011. The increase in Rand selling prices resulted from a combination of an improved sales mix of higher priced products and price increases achieved for certain major products.

        Sales of our Sappi Forests business increased by 5% in US dollar terms or 22% in Rand terms in fiscal 2012 (US$84 million; ZAR676 million) compared to fiscal 2011 (US$80 million; ZAR557 million).

The sales volumes of the Sappi Forests business increased by 22% in fiscal 2012 compared to fiscal 2011 due to higher sawlog sales and additional local sales contracts coming into force during the 2012 fiscal year.

  Comparing fiscal 2011 sales with fiscal 2010 sales

        Sales from the southern African pulp and paper operations (consisting of the Specialised Cellulose and Paper and Paper Packaging Businesses) increased by 16% in US dollar terms or 7% in Rand terms in fiscal 2011 (US$1,721 million; ZAR11,974 million) compared to fiscal 2010 (US$1,488 million; ZAR11,148 million). The higher increase in sales in US dollar terms was largely due to the difference in average exchange rates used to translate Rand sales to US dollar in fiscal 2010 (ZAR/US$: 7.49) and 2011 (ZAR/US$: 6.96).

        Sales volumes for the southern African pulp and paper operations decreased by 3% in fiscal 2011 compared to fiscal 2010. Demand for dissolving wood pulp was extremely strong in fiscal 2011 as reflected in the sales volume for the Sappi Specialised Cellulose business which increased by 9% compared to fiscal 2010. The sales volumes for the Sappi Paper and Paper Packaging business declined by 10% compared to fiscal 2010, due to weak market conditions and strong competition from imported products due to the strengthening of the Rand against the US dollar during fiscal 2011.

        A major determinant of sales pricing in our Specialised Cellulose Business is the NBSK pulp market price. During fiscal 2011, the average NBSK pulp price increased by 11% from an average of US$885/ton in fiscal 2010 to an average of US$978/ton in fiscal 2011. During fiscal 2011, our average dissolving wood pulp selling prices in US dollar terms increased by 21% compared to fiscal 2010, but increased by only 12% in Rand terms due to the strengthening of the Rand against the US dollar during fiscal 2011.

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

  Operating expenses

        In the analyses which follow, cost per ton has been based on sales tons. An analysis of the group operating expenses is as follows:

Operating Expenses	2012	Change 2012 vs. 2011	2011	Change 2011 vs. 2010	2010
	(US$ million)
Variable costs
Delivery	526	(71)	597	50	547
Manufacturing	3,393	(569)	3,962	501	3,461

Total variable costs	3,919	(640)	4,559	551	4,008
Fixed costs	1,992	(304)	2,296	138	2,158
Special items	(18)	(336)	318	320	(2)
Other operating costs	33	6	27	(40)	67

Total	5,926	(1,274)	7,200	969	6,231

        See "—Operating Results" for a discussion on special items.

        Variable and fixed costs are analyzed in more detail below.

  Variable manufacturing costs

Group

        The table below sets out the major components of the group's variable manufacturing costs.

	2012			2011			2010
Variable manufacturing costs	Costs	US$/ Ton	Change 2012 vs. 2011	Costs	US$/ Ton	Change 2011 vs. 2010	Costs	US$/ Ton
	(US$ million)
Wood	723	94	(50)	773	98	149	624	79
Energy	565	73	(105)	670	85	59	611	77
Pulp(1)	753	98	(234)	987	125	80	907	115
Chemicals	1,028	133	(89)	1,117	141	92	1,025	130
Other costs	324	42	(91)	415	53	121	294	37

Total	3,393	440	(569)	3,962	502	501	3,461	438

(1)
Pulp includes only bought-in fully bleached hardwood and softwood.

        Variable manufacturing costs relate to costs of inputs which vary directly with output. The line "Other costs" in the table above relates to inputs such as water, fillers, bought-in pulp (other than fully bleached hardwood and softwood) and consumables. The group's variable costs are impacted by sales volume, exchange rate impacts on translation of our European and South African businesses into US dollars, and the underlying costs of inputs. The major contributors to variable cost movements at a group level have been the impact of the exchange rates on translation of the European and the South African operations into the US dollar presentation currency and actual input cost escalations. See "—Principal Factors Impacting our Group Results—Currency Fluctuations" for a discussion of exchange rate movements. Cost increases are largely driven by international commodity price increases.

        Cost management is a major focus area for the group. The company has engaged in a number of cost reduction initiatives aimed at offsetting the impact of increases in input costs. These initiatives are aimed at improved procurement strategies, improvement of production processes and product re-engineering initiatives to reduce raw material input costs through substitution of high cost raw materials with low cost raw materials. Product design and raw material inputs are constantly reviewed to ensure that product attributes and quality meet market specifications.

  Sappi Fine Paper North America

  Comparing fiscal 2012 operating expenses with fiscal 2011 operating expenses

        During fiscal 2012, our average variable manufacturing costs per ton was US$526 compared to the cost per ton in fiscal 2011 of US$527. Increases in wood and chemical input prices were offset by lower priced purchased pulp. Improved manufacturing processes and successful procurement initiatives have helped mitigate the input cost increases.

  Comparing fiscal 2011 operating expenses with fiscal 2010 operating expenses

        During fiscal 2011, variable manufacturing costs per ton increased by 9% from US$482 per ton to US$527 per ton in fiscal 2011. Wood, energy, pulp and chemical input prices were higher in fiscal 2011 compared to fiscal 2010, however many procurement and manufacturing initiatives have helped mitigate the input cost increases.

  Sappi Fine Paper Europe

  Comparing fiscal 2012 operating expenses with fiscal 2011 operating expenses

        Prices of all major raw materials, particularly pulp decreased compared to fiscal 2011. The average input prices of hardwood and softwood pulp, compared to fiscal 2011, decreased by 11% and 9% respectively. The business managed to keep energy costs per ton in-line with fiscal 2011 despite prices of energy increasing during the year, this was achieved by numerous small cost savings projects. Variable manufacturing costs per ton, in Euro terms, decreased by 6% from an average in fiscal 2011 of €449 to an average of €424 per ton in fiscal 2012. In addition to the benefit of reduced raw material prices, this significant reduction in variable manufacturing costs per ton can also be attributed to the cost reduction programme initiated during fiscal 2011. In US Dollar terms, variable manufacturing costs per ton decreased by 12% from fiscal 2011 to fiscal 2012 due to the weakening of the Euro to the US dollar during fiscal 2012.

  Comparing fiscal 2011 operating expenses with fiscal 2010 operating expenses

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

  Sappi Southern Africa

        The discussion below is focused on the variable manufacturing costs of the Sappi Southern African pulp and paper business and excludes sales volumes and variable costs of our Forestry business. The cost structure our Forestry business is significantly different from the pulp and paper manufacturing operations.

  Comparing fiscal 2012 operating expenses with fiscal 2011 operating expenses

        During fiscal 2012, variable manufacturing costs per ton in Rand terms increased by 7% compared to fiscal 2011. Compared to fiscal 2011, the pulp and paper business experienced sharp increases in the prices of raw materials and input costs, particularly for pulping chemicals and energy. Purchased electricity prices increased by approximately 15% compared to fiscal 2011. In US Dollar terms the variable manufacturing costs per ton decreased by 8% which reflects the different average exchange rates used for translation in fiscal 2012 (ZAR/US$: 8.05) and in fiscal 2011 (ZAR/US$: 6.96).

  Comparing fiscal 2011 operating expenses with fiscal 2010 operating expenses

        During fiscal 2011, variable manufacturing costs per ton in Rand terms increased by 12% compared to fiscal 2010 due to increases in the prices for all raw materials and energy, driven by increases in international commodity prices. In addition to increased input material prices, production costs were also negatively impacted by a three week industry-wide strike during the year. The 20% increase in US Dollar terms in input costs per ton reflects the different average exchange rates used for translation in fiscal 2011 (ZAR/US$: 6.96) and in fiscal 2010 (ZAR/US$: 7.49).

Fixed costs

  Group

        A summary of the group's major fixed cost components is as follows:

Fixed costs	2012	Change 2012 vs. 2011	2011	Change 2011 vs. 2010	2010
	(US$ million)
Personnel	1,098	(140)	1,238	62	1,176
Maintenance	253	(47)	300	25	275
Depreciation	367	(47)	414	3	411
Other	274	(70)	344	48	296

Total	1,992	(304)	2,296	138	2,158

        The regional analysis which follows includes corporate fixed costs and consolidation adjustments which are reallocated to the regions and are not material.

  Sappi Fine Paper North America

  Comparing fiscal 2012 fixed costs with fiscal 2011 fixed costs

        Fixed costs in fiscal 2012 decreased by US$24 million or 5% from fiscal 2011 largely due to a reduction in personnel costs. Personnel costs decreased mainly due to a reduction in headcount and the fact that Sappi Fine Paper North America did not qualify for bonus payments in respect of fiscal 2012. Cash fixed costs decreased by US$27 million from US$416 million in fiscal 2011 to US$389 million in fiscal 2012. Depreciation increased from US$73 million in fiscal 2011 to US$76 million in fiscal 2012.

  Comparing fiscal 2011 fixed costs with fiscal 2010 fixed costs

        Fixed costs in fiscal 2011 increased by US$32 million or 7% from fiscal 2010 with increased personnel costs being the largest contributor. The reduction in our inventories from fiscal 2010 had a negative impact on fixed costs of US$11 million compared to fiscal 2010, as the fixed cost component of the inventory reduction was charged to fixed costs in fiscal 2011.

  Sappi Fine Paper Europe

  Comparing fiscal 2012 fixed costs with fiscal 2011 fixed costs

        Fixed costs in euro terms compared to fiscal 2011 decreased by 8% or €67 million. This large reduction in the fixed cost base represents the results of our cost reduction programme, which included the closure of the Biberist Mill in August 2011. Cash fixed costs in euro terms decreased by 8% from €676 million in fiscal 2011 to €624 million in fiscal 2012. Depreciation in euro terms decreased from €162 million in fiscal 2011 to €147 million in fiscal 2012. Although no major cost reduction programme is currently in place, variable and fixed cost control remains a priority in our business.

  Comparing fiscal 2011 fixed costs with fiscal 2010 fixed costs

        In fiscal 2011, fixed costs remained well controlled and increased by €9 million or 1% compared to fiscal 2010. The fixed costs increase in US dollar terms of US$36 million largely reflects the different average exchange rates used for translation in fiscal 2011 (US$/Euro: 1.40) and in fiscal 2010 (US$/Euro: 1.37). We implemented fixed cost reduction programs in our European business, including the closure of our Biberist Mill in fiscal 2011.

  Sappi Southern Africa

  Comparing fiscal 2012 fixed costs with fiscal 2011 fixed costs

        Fixed costs for the southern African business, in Rand terms, decreased by 4% compared to fiscal 2011, consisting of a decrease in cash fixed costs of 5% and a decrease in depreciation of 3%. The decrease in fixed costs was a direct result of the restructuring actions initiated during fiscal 2011. We expect to see more benefits from our restructuring initiatives during our 2013 fiscal year.

        However, personnel cost, the largest component of fixed costs, remains under pressure in South Africa due to a high inflation environment and the impact of a skills shortage on labor rates, particularly in skilled technical functions.

  Comparing fiscal 2011 fixed costs with fiscal 2010 fixed costs

        Fixed costs increased, in Rand terms, by 4% from ZAR4,311 million to ZAR4,485 million, in fiscal 2011 compared to fiscal 2010. This increase was mainly due to a 9% increase in maintenance costs and an 8% increase in personnel costs. The additional maintenance related to the restarting of manufacturing equipment in fiscal 2011 that had been mothballed in fiscal 2010.

Net Finance Costs

        Annual finance costs may be analyzed as follows:

Finance Costs	2012	2011	2010
	(US$ million)
Finance costs	311	348	309
Finance revenue	(12)	(12)	(16)

Net interest paid	299	336	293
Finance costs capitalized	(6)	—	—
Net foreign exchange gains	(5)	(13)	(17)
Net fair value gain on financial instruments	(5)	(16)	(21)

Net finance costs	283	307	255

        Net interest paid (finance costs less finance revenue) in fiscal 2012 was US$299 million compared to US$336 million in fiscal 2011 and US$293 million in fiscal 2010. The decrease in net interest paid in fiscal 2012 compared to fiscal 2011 was largely due to lower finance costs as a result of our refinancing in the year and favorable exchange rate effects in translation of Euro and Rand finance costs to US dollar, partially offset by higher once-off refinancing costs in fiscal 2012 compared to fiscal 2011.

        The US$5 million and US$13 million net foreign exchange gains in fiscal 2012 and fiscal 2011, respectively, were mainly due to the forward points that accrued on US Dollar/ZAR forward cover taken on export sales from our southern African business. The group's policy is to identify foreign exchange risks immediately when they arise and to cover these risks to the functional currency of the operation where the risk lies. The majority of the group's foreign exchange exposures are covered centrally by the group Treasury which nets the internal exposures and hedges the residual exposure with third party banks.

        The net fair value movement on financial instruments relates to the net impact of currency and interest rate movements, under hedge accounting for certain interest rate and currency swaps the group entered into, in order to manage the interest and currency exposure on internal and external loans. During fiscal 2012, the interest rate and currency swaps in respect of the US$300 million 2014 Notes were terminated upon repayment of the Notes. This resulted in a gain to financial instruments of US$2 million. The closure of these swaps stopped the hedging relationship with the underlying debt and therefore the difference between the carrying amount and the notional amount of the debt has been being amortized over the original life of the swaps. This has resulted in a gain to financial instruments of US$3 million, US$16 million and US$21 million for fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

Taxation

	2012	2011	2010
	(US$ million)
Profit (loss) before taxation	138	(221)	86
Taxation at the average statutory tax rates	47	(49)	35
Net exempt income and non-tax deductible expenditure	(41)	(10)	(10)
Effect of tax rate changes	(2)	—	—
Deferred tax asset not recognized	58	110	65
Utilization of previously unrecognized tax assets	(26)	(41)	(54)
Prior year adjustments	(6)	(5)	(20)
Other taxes	4	6	4

Taxation charge	34	11	20

Effective tax rate	25%	(5%)	23%
        Our effective tax rate for fiscal years 2012, 2011, and 2010, was positive 25%, negative 5% and positive 23%, respectively. Our tax rate is a factor of the tax rates and the taxable income in certain jurisdictions, which we expect to be fairly consistent in the near term. It is also affected by discrete items that may occur in any given year, but are not consistent from year to year. The main factors accounting for differences between our statutory income tax rate of 34% and our effective tax rate are explained below:

  2012

        Our tax charge for the year was US$34 million, based on a profit before taxation for the group of US$138 million.

        In Europe, despite a US$66 million loss before tax, we did not obtain any tax relief. This situation arose as a result of certain of our companies in Europe not booking tax relief on pre-tax losses as, in our judgment, there is not sufficient certainty that we will generate sufficient profits in those countries to recover these losses in the near future. In other countries we did generate taxable profits which resulted in a negligible taxation in the region as a whole. We have substantial unrecognized tax losses in Austria, Finland and Belgium which will substantially shield any profits earned in those countries in the future.

        A US$11 million charge in North America relates mainly to US Federal Alternative Minimum Tax and taxes paid in certain of the States where we operate. At the Federal level we have substantial tax losses which shielded most of the pre-tax profits of the business. North America also reassessed its non-valued deferred tax assets and recognized deferred tax assets previously not recognized the majority being US$101 million which was accounted for directly against equity. As a result, during the last fiscal quarter of 2012, the North American entity began to recognize taxes at its statutory federal and state tax rate.

        Southern Africa benefited from the utilization of tax losses brought forward in South Africa. Also, no tax was charged on profits from our Swaziland forestry business due to the availability of tax losses carried forward.

  2011

        Our tax charge for the year was US$11 million, despite incurring a loss before taxation for the group of US$221 million (which arose mainly as a result of the special items charge).

        In Europe, despite a US$318 million loss before tax, we incurred a small tax charge of US$4 million. This situation arose as a result of certain of our companies in Europe not booking tax relief on pre-tax losses and impairments for the same reason as explained for fiscal 2012. In other countries we did incur taxable profits which resulted in the small charge for taxation in the region as a whole.

        A US$8 million charge in North America relates mainly to US Federal Alternative Minimum Tax and taxes paid in certain of the States where we operate. At the Federal level we have substantial unrecognized tax losses which shielded most of the pre-tax profits of the business.

        Southern Africa benefited from the utilization of tax losses brought forward in South Africa. Also, no tax was charged on profits from our Swaziland forestry business due to the availability of tax losses carried forward.

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

Profit (loss) for fiscal 2012

        The company recorded a profit for the period of US$104 million for fiscal 2012 compared to a loss for the period of US$232 million in fiscal 2011 and a profit of US$66 million for fiscal 2010. The main reason for the improvement in the fiscal 2012 profit compared to fiscal 2011 was the adverse impact on fiscal 2011 profit of the unfavorable special items of US$318 million in that year. Special items were favorable to the amount of US$18 million for the 2012 fiscal year. For further information, see "—Overview".

        In fiscal 2012 earnings per share was negatively impacted by certain significant items, including a plantation fair value price adjustment (US$15 million), impact of fires and flood (US$19 million), profit on disposal of non-current assets and investments (US$63 million) and asset impairments (US$10 million).

        In fiscal 2011 earnings per share was negatively impacted by certain significant items, including a plantation fair value price adjustment (US$16 million), restructuring charges (US$135 million) and asset and investment impairments (US$167 million).

Liquidity and Capital Resources

        Our principal sources of liquidity are cash and cash equivalents, cash generated from operations and availability under our credit facilities and other debt arrangements. Our liquidity requirements arise primarily from the need to fund capital expenditures in order to maintain our assets, to expand our business whether organically or through acquisitions, to fund our working capital requirements, to service our debt and to make dividend payments. Short-term debt as of September 2012 was US$266 million and included a ZAR1 billion (US$120 million) public bond in South Africa due in June 2013. The remainder of the short-term debt consisted of additional short-term portions of long-term debt

(US$67 million) and short-term facilities which we expect to be able to roll on a quarterly basis (US$79 million). Based on our current level of operations we believe our cash flow from operations, available borrowings under our credit facilities, and cash and cash equivalents will be adequate to meet our liquidity needs for at least the next twelve months.

        Our liquidity resources are subject to change as market and general economic conditions evolve. Decreases in liquidity could result from a lower than expected cash flow from operations, including decreases caused by lower demand for our products, weaker selling prices for our products, or higher input costs. In addition, any potential acquisitions in which all or a portion of the consideration would be payable in cash, could have a significant effect on our liquidity resources. Our liquidity could also be impacted by any limitations on the availability of our existing debt and our ability to refinance existing debt or raise additional debt and the associated terms of such debt. However, at the end of fiscal 2012 we had substantial cash and cash equivalents of US$645 million.

        One of our targeted liquidity requirements is usually the payment of annual dividends to shareholders. Considering among others the macroeconomic and global financial market conditions and our performance in fiscal 2012, as well as our priority to reduce indebtedness and preserve liquidity, the Board of Directors decided in November 2012 not to declare a dividend for fiscal 2012. For further information see "Item 8—Financial Information—Dividends" and "Item 10—Additional Information—Exchange Controls".

Cash Flow

        In fiscal 2012, we retained our emphasis on cash generation despite our investments in the conversions to dissolving wood pulp production at the Cloquet and Ngodwana Mills. The group generated cash of US$127 million in fiscal 2012 without compromising our high levels of maintenance activities. Our focus on managing working capital remained strong, particularly in relation to inventory levels and receivables, keeping our level of working capital in line with the level of trading activity.

Cash flow summary	2012	2011	2010
	(US$ million)
Cash generated from operations(1)	728	798	737
Movement in working capital	(102)	(98)	(5)
Net finance costs paid	(195)	(256)	(194)
Taxation paid	(20)	(38)	(9)
Cash retained from operating activities	411	406	529
Investment to maintain operations	(177)	(213)	(173)
Investment to expand operations	(181)	(49)	(38)
Proceeds on disposal of non-current assets	71	6	21
Decrease in other non-current assets	3	13	2

Cash generated	127	163	341
Cash effect of financing activities	(103)	(296)	(256)

Net movement in cash and cash equivalents	24	(133)	85
Cash and cash equivalents at beginning of year	639	792	770
Translation effects	(18)	(20)	(63)

Cash and cash equivalents at end of year	645	639	792

(1)
Cash generated from operations is calculated by adding to the profit (loss) for the period, net finance costs, taxation and various non-cash items as set out in the table below. For further information, see note 23 to our group Annual Financial Statements included elsewhere in this Annual Report.

        Total non-cash items (as set out in the table below) in fiscal 2012 amounted to US$369 million, compared to US$782 million in fiscal 2011 and compared to US$469 million in fiscal 2010.

Non-cash items	2012	2011	2010
	(US$ million)
Depreciation	367	414	411
Fellings	73	82	71
Amortisation	2	3	2
Asset and investment impairments (reversals)	10	167	(20)
Plantation fair value—price adjustment	15	16	(31)
Plantation fair value—growth adjustment	(83)	(81)	(67)
Restructuring provisions and closure costs (reversed) raised	(2)	135	46
Profit on disposal of investment	(11)	—	—
Profit on disposal of non-current assets	(52)	(1)	(5)
BEE charge	3	5	23
Other non-cash items	47	42	39

Total	369	782	469

  Cash generated from operations

        Cash generated from operations decreased to US$728 million in fiscal 2012 compared to US$798 million in fiscal 2011 mainly due to a decrease in sales revenue and cash profits compared to fiscal 2011.

        Cash generated from operations increased to US$798 million in fiscal 2011 compared to US$737 million in fiscal 2010 mainly due to an increase in sales revenue and cash profits compared to fiscal 2010.

  Working capital

        The movement in components of net working capital is as shown in the table below.

Working capital movement	2012	2011	2010
	(US$ million)
Inventories	726	750	836
% sales	11.4%	10.3%	12.7%
Receivables	807	831	888
% sales	12.7%	11.4%	13.5%
Payables	(1,023)	(1,172)	(1,304)
% Cost of goods sold	18.4%	18.2%	22.5%

Net working capital(1)	510	409	420
Ratio of net working capital to sales	8.0%	5.6%	6.4%

(1)
Net working capital includes provisions.

        Optimizing the levels of our working capital remained a key management focus area during fiscal 2012. Managing the average monthly level of net working capital is a large element of the management incentive scheme for all our businesses.

        Net working capital expressed as a percentage of sales was higher at the end of fiscal 2012 than fiscal 2011 despite the reduced revenues and costs we recorded in fiscal 2012 compared to fiscal 2011. These factors would normally be expected to result in a lower level of working capital. Inventories and receivables balances decreased from fiscal 2011 in-line with the decrease in trading activity, but the payables balance decreased proportionally more than the decrease in trading activity due to a reduction, during fiscal 2012, of US$78 million in restructuring provisions. Net working capital was more stable than during fiscal 2011, ending the first quarter at US$568 million and remaining more or less at that level throughout the year, peaking at US$605 million at the end of our third fiscal quarter. The net working capital balance reduced from our third fiscal quarter to US$510 million at our fiscal year-end due to a reduction in inventories of US$47 million and to increases in receivables and payables of US$25 million and US$73 million, respectively. We believe that working capital in fiscal 2012 remained, for most part, well controlled and in-line with the levels of trade in all our businesses.

        Net working capital expressed as a percentage of sales was lower at the end of fiscal 2011 than fiscal 2010. Net working capital was extremely volatile during fiscal 2011. The opening net working capital balance for the year was US$420 million, increasing to a peak of US$756 million in the first quarter, remaining at above US$700 million in the second and third quarters and then reducing significantly in the last quarter to US$409 million. The initial increase in the first quarter was mainly due to the accounting cut-off effect on payables as our accounting cut-off was after the calendar end of our first quarter and we paid our creditors on the calendar quarter end. The high level of net working capital in the second and third quarters was due to a material increase in inventories in Europe and southern Africa. In the fourth fiscal quarter both inventories and receivables reduced (particularly in Europe and southern Africa) by US$329 million combined. In fiscal 2011, compared to fiscal 2010 the combined increase in restructuring provisions was US$76 million.

  Capital expenditure

        Cash utilized in investing activities for the period from fiscal 2010 to fiscal 2012 is as set out in the table below:

Investing activities	2012	2011	2010
	(US$ million)
Capital expenditure to maintain and expand operations	358	262	211
Proceeds on disposals of non-current assets	(71)	(6)	(21)
Decrease in other non-current assets	(3)	(13)	(2)

Total	284	243	188

        Capital expenditure by region is as follows:

Capital expenditure by region	2012	2011	2010
	(US$ million)
Sappi Fine Paper North America	63	56	42
Sappi Fine Paper Europe	96	111	95
Sappi Southern Africa	199	93	72
Other	—	2	2

Total	358	262	211

        Our capital expenditure program varies from year to year, and expenditure in one year is not necessarily indicative of future capital expenditure. We operate in an industry that requires high capital expenditures and, as a result, we need to devote a significant part of our cash flow to capital expenditure programs, including investments relating to maintaining operations. Capital spending for investment relating to maintaining operations during fiscal 2012, fiscal 2011 and fiscal 2010 amounted to approximately US$177 million, US$213 million and US$173 million, respectively. Capital spending for expanding or improving our operations during fiscal 2012, fiscal 2011 and fiscal 2010 amounted to approximately US$181 million, US$49 million and US$38 million, respectively.

        In May 2011, we announced the US$340 million investment at our Ngodwana Mill which is expected to change the product portfolio of the mill to include the annual production of 210,000 tons of dissolving wood pulp. During November 2011, we announced an additional investment of US$170 million in our Cloquet Mill in the United States, which is expected to enable the facility to produce 330,000 tons of dissolving wood pulp per annum. Together with our Saiccor Mill in South Africa, these investments will increase our total annual dissolving wood pulp production capacity to approximately 1.3 million tons. Both projects have been initiated, are progressing well and we plan to commission both projects during the 2013 calendar year.

        During fiscal 2012, our capital expenditure was US$358 million, compared to US$262 million during fiscal 2011. Our investment to expand operations increased significantly from fiscal 2011 due to expenditure of US$156 million on the dissolving wood pulp conversions at our Cloquet and Ngodwana Mills. The investment to maintain operations in fiscal 2012 decreased by US$36 million from fiscal 2011 mainly due to the closure of production facilities.

        During fiscal 2011, our capital expenditure was US$262 million, compared to US$211 million during fiscal 2010. As part of our cash management efforts we managed capital expenditure to a strategic target without compromising the maintenance of our asset base. Capital expenditure to expand or improve operations in fiscal 2011 included production process improvements across all three of our operating regions and also included expenditure of US$16 million on the dissolving wood pulp project at our Ngodwana Mill.

        During fiscal 2010, our capital expenditure, including US$9 million of plantation land purchases, was US$211 million, compared to US$176 million during fiscal 2009, which included US$1 million of plantation land purchases.

        Capital expenditure to expand operations in the fiscal year 2010 primarily consisted of investments to improve production processes.

        For further details about our capital commitments, see note 25 to our group Annual Financial Statements included elsewhere in this Annual Report.

  Cash generated

        Cash generated in fiscal 2012 was US$127 million compared to cash generated of US$163 million in fiscal 2011. The cash flow in fiscal 2012 compared to fiscal 2011 was negatively impacted by lower cash generated from operations, higher capital expenditure and positively impacted by lower finance costs. See "—Financing Cash Flows—Summary of Certain Debt Arrangements".

        Cash generated in fiscal 2011 was US$163 million compared to cash generated of US$341 million in fiscal 2010. The cash flow in fiscal 2011 compared to fiscal 2010 was negatively impacted by higher working capital, capital expenditure and finance costs. See "—Financing Cash Flows—Summary of Certain Debt Arrangements".

Financing cash flows (Cash effect of financing activities)

        Net financing cash outflows of US$103 million during fiscal 2012 relate mainly to voluntary debt repayments.

        Net financing cash outflows of US$296 million during fiscal 2011 relate mainly to both planned and additional voluntary debt repayments.

        Net financing cash outflows of US$256 million during fiscal 2010 represent the continuous nature of our various revolving securitization programs, revolving credit facilities and other interest bearing borrowings. In fiscal 2010, cash resources were used to repay approximately US$316 million of long-term interest bearing liabilities.

        See "—Financing" for a more detailed discussion on financing transactions, other cash inflows and cash outflows and the application of funds received from these transactions.

Financing

General

        Debt is a major source of funding for the group.

Gross Debt	2012	2011	2010
	(US$ million)
Long-term interest bearing liabilities	2,358	2,289	2,317
Short-term interest bearing liabilities	261	449	691
Bank overdraft	5	1	5

Gross interest bearing liabilities	2,624	2,739	3,013

Cash Position	2012	2011	2010
	(US$ million)
Cash and cash equivalents	645	639	792

        Approximately 47% of total assets as of September 2012 are funded by gross debt as is shown in the table below:

Total Assets Excluding Cash Equivalents	2012	2011	2010
	(US$ million)
Gross interest bearing liabilities	2,624	2,739	3,013
Shareholder's equity	1,525	1,478	1,896
Other liabilities	2,019	2,091	2,275
Cash equivalents	(645)	(639)	(792)

Total assets excluding cash equivalents	5,523	5,669	6,392

	%	%	%
Gross interest bearing liabilities	47	48	46
Shareholder's equity	28	26	30
Other liabilities	37	37	36
Cash equivalents	(12)	(11)	(12)

Total assets excluding cash equivalents	100	100	100

        The movement in gross debt for the various periods is explained below:

Gross Debt Movement Analysis	2012	2011	2010
	(US$ million)
Gross debt—beginning of period	2,739	3,013	3,346
Debt raised	970	910	69
Debt repaid	(1,062)	(1,118)	(316)
Currency & fair value impact	(23)	(66)	(86)

Gross debt—end of period	2,624	2,739	3,013

        We continued to focus on managing the level of our debt and repaid US$1,062 million of gross debt during fiscal 2012. These repayments included the ZAR1 billion (US$124 million) Public Bond in South Africa, the US$300 million 2014 Dollar Notes, a €319 million portion of the 2014 Euro Notes and the

€100 million drawing under the Revolving Credit Facility. The debt raised in fiscal 2012 consists mainly of the 2017 Notes, the 2019 Notes, notes issued under the Domestic Medium Term Note Program in South Africa and a €136 million new OeKB term loan facility.

        The repayment of the 2014 Notes was made using both cash resources and the funds received from the offering of the 2017 Notes and the 2019 Notes. A portion of the remaining 2014 Euro Notes was repurchased in November 2012, and the remaining outstanding 2014 Euro Notes will be repurchased or redeemed before the end of calendar 2012. Of the US$115 million decrease in gross debt in fiscal 2012, US$23 million was due to the impact of translating our European and South African debt into US dollars and other fair value adjustments.

Debt profile

        Our debt is comprised of a variety of debt instruments, including committed credit facilities, local bank overdraft facilities and lines of credit, debt securities issued in the global and South African capital markets, a commercial paper program, receivables securitization programs and finance leases. See note 20 to our group Annual Financial Statements contained elsewhere in this Annual Report.

        The make-up of our gross debt for the various periods is set out in the table below:

Debt Profile	2012	2011	2010
	(US$ million)
Long-term debt	2,358	2,289	2,317
Short-term debt	261	449	691
Bank overdraft	5	1	5

Gross interest-bearing liabilities	2,624	2,739	3,013

        Short-term debt of US$261 million includes the ZAR1 billion (US$120 million) Public Bond in South Africa due in June 2013. The remainder of the short-term borrowings consists of the short-term portion of long-term debt and short-term facilities which are rolled quarterly. Short-term debt of US$449 million in fiscal 2011 included an amount of €100 million (US$134 million) drawn under the €350 million Revolving Credit Facility in July 2011, as well as the ZAR1 billion (US$124 million) public bond in South Africa which was settled from cash resources in October 2011. These cash resources included the proceeds of the ZAR500 million (US$62 million) public bond in South Africa issued on June 28, 2011 and held as cash and cash equivalents at September 2011. Short-term debt of US$691 million in fiscal 2010 included an amount of US$447 million of securitized receivables funding under various short-term revolving securitization programs. These short-term programs were replaced with a single long-term program in fiscal 2011 and therefore securitization receivables funding of US$380 million (fiscal 2011: US$368 million) is included within long-term debt in fiscal 2012.

        The average maturity of our long-term debt as at September 2012 is 5.8 years with the profile as shown below (principal values only, excluding IFRS adjustments for upfront costs):

Gross debt maturity profile (US$ million)

        As at September 2012, short-term debt and overdraft funding was US$266 million and cash and cash equivalents was US$645 million.

        At September 2012 the group had unutilized uncommitted borrowing facilities of approximately US$42 million and available cash and cash equivalents of US$645 million. At September 2011 the unutilized uncommitted borrowing facilities were approximately US$43 million and the available cash and cash equivalents was US$639 million. The committed unutilized facilities at the end of fiscal 2012 of US$556 million and include the undrawn €350 million (US$450 million) Revolving Credit Facility. A portion of these committed facilities includes the unutilized portion of the long-term securitized trade receivables funding program established in August 2011. The unutilized portion is the difference between the total €330 million committed facility and the funded amount and is subject to additional eligible receivables being available for sale. As at September 2012 and September 2011, the unutilized portion was US$45 million and US$74 million, respectively.

        US$380 million of the long-term debt at September 2012 and US$368 million of the long-term debt at the fiscal 2011 year end was in the form of securitized trade receivables funding under the three year program. For further information on group borrowing facilities secured by trade receivables, refer to note 20 to our group Annual Financial Statements contained elsewhere in this Annual Report.

        In fiscal 2012, our financing activities concentrated on reducing gross debt by utilizing our cash resources to repay certain debt and improving our debt maturity profile by arranging longer term and lower cost debt to refinance a portion of our high-cost, near-term maturities. This was achieved by the issuance of the US$400 million 2017 Notes and the US$300 million 2019 Notes to repay the entire US$300 million 2014 Dollar Notes and a €319 million portion of the 2014 Euro Notes. In fiscal 2011, our financing activities concentrated on utilizing our cash resources to repay certain long-term debt, improving our debt maturity profile by arranging longer term debt to refinance a portion of our shorter term debt and replacing our short-term securitization program with a long-term program and improving our liquidity position by increasing and extending our revolving credit facility.

        The make-up of our gross debt by currency is shown in the following table:

Debt by currency ratio	2012	2011	2010
US$	26.5%	23.0%	24.5%
EUR	59.8%	59.7%	57.7%
ZAR	13.7%	17.3%	17.8%

        Included in the euro denominated debt are the US$400 million 2017 Notes and the US$300 million 2019 Notes which have been swapped into euro.

Interest on Borrowings

        Raising new debt and refinancing existing debt in the third quarter of fiscal 2012 improved the interest payable on borrowings. This, together with the impact of translating our European and South African interest payable into US dollars, are the main reasons for the improved interest cost in the fiscal year ended September 2012, compared to fiscal 2011. The refinancing did, however, result in once-off breakage costs of approximately US$86 million recorded as interest paid in fiscal 2012.

        The refinancing in the third quarter of fiscal 2011 resulted in once-off breakage costs of approximately US$43 million. Excluding these once-off breakage costs in fiscal 2011, our interest payable on borrowings in fiscal 2011 is comparable with that of fiscal 2010.

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

        Upon issuing the US$350 million 2021 Notes, the fixed interest rate was, in April 2011, swapped into a floating interest rate using an interest rate swap. Upon issuing the US$400 million 2017 Notes and the US$300 million 2019 Notes, such notes were swapped from fixed USD interest rates into fixed euro interest rates using an interest rate and currency swap. At the end of fiscal 2012, the ratio of gross debt at fixed and floating interest rates, after the impact of the interest rate swaps, was 62:38 compared to 65:35 at the end of fiscal 2011.

Short-term borrowings

        The group's short-term borrowings' position improved during fiscal 2012 with the repayment of the ZAR1 billion (US$124 million) public bond in South Africa from cash resources in October 2011. The group's short-term borrowings' position also improved during fiscal 2011 with the implementation of a long-term trade receivables securitization program to replace the previous short-term program.

        The €100 million Revolving Credit Facility drawing was repaid in August 2012. Excluding this drawing, the short-term borrowings were largely consistent throughout fiscal 2012. The group issued no commercial paper during fiscal 2012, 2011 or 2010 and relies on cash on hand and, where necessary, the Revolving Credit Facility for short-term liquidity requirements.

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

        Revolving Credit Facility.    On April 28, 2011, we amended and restated our existing revolving credit facility dated August 27, 2009. The amended and restated revolving credit facility provides for up to €350 million of borrowing availability in euro, US dollars and certain other currencies (the "Revolving Credit Facility"). As of September 2012, the Revolving Credit Facility was undrawn. The commitments under the Revolving Credit Facility terminate on March 28, 2016 and the annual interest rate on borrowings is calculated based on LIBOR or EURIBOR plus a funding margin varying between 1.65% and 4.75% depending on the credit rating assigned to the senior secured debt of Sappi Limited, plus certain costs. Borrowings may be made by certain subsidiaries of Sappi Limited and the Revolving Credit Facility is jointly and severally guaranteed on a senior basis by Sappi Limited, Sappi Papier Holding GmbH ("SPH") and certain other subsidiaries of Sappi Limited, as well as secured, together with certain of our other indebtedness, by first-priority security interests over certain assets of Sappi Limited, SPH and the other subsidiary guarantors. The Revolving Credit Facility contains an EBITDA to consolidated net interest expense covenant, a consolidated net debt to EBITDA covenant and a consolidated net debt to total capitalization covenant, in each case measured at the Sappi Limited consolidated level and set at various levels in line with the long term forecast of Sappi's results. The Revolving Credit Facility contains certain customary negative covenants and restrictions, including (among others) restrictions on dividend distributions, the granting of security, incurrence of indebtedness, the provision of loans and guarantees, a change of business of the group, acquisitions or participations in joint ventures and mergers and disposals. As of September 2012, we were in compliance with these covenants. For further information, see "Item 10—Additional Information—Material Contracts", "Item 19—Exhibits", and note 20 to our group Annual Financial Statements included elsewhere in this Annual Report.

        2018 and 2021 Secured Notes.    On April 14, 2011, Sappi Papier Holding GmbH ("SPH"), issued €250 million 6.625% Senior Secured Notes due 2018 (the "2018 Notes") and US$350 million 6.625% Senior Secured Notes due 2021 (the "2021 Notes"). The interest on the 2018 Notes and the 2021 Notes is payable semi-annually on April 15 and October 15 of each year, commencing on October 15, 2011. The 2018 Notes and the 2021 Notes mature on April 15, 2018 and April 15, 2021, respectively. The 2018 Notes and the 2021 Notes are jointly and severally guaranteed on a senior basis by Sappi Limited and certain other subsidiaries of Sappi Limited that guarantee, and are secured by substantially the same collateral that secures, the obligations under the Revolving Credit Facility, the 2014 Euro Notes, the 2017 Notes and the 2019 Notes (as defined below). Sappi has agreed to observe certain covenants with respect to the 2018 Notes and the 2021 Notes, including limitations on dividend distributions and other payments, indebtedness, asset sales, liens, guarantees and on mergers and consolidations. For further information, see "Item 10—Additional Information—Material Contracts", "Item 19—Exhibits", and note 20 to our group Annual Financial Statements included elsewhere in this Annual Report.

        2017 and 2019 Secured Notes.    On July 05, 2012, SPH issued US$400 million 7.750% Senior Secured Notes due 2017 (the "2017 Notes") and US$300 million 8.375% Senior Secured Notes due 2019 (the "2019 Notes"). The interest on the 2017 Notes is payable semi-annually on January 15 and July 15 of each year, commencing on January 15, 2013 and the interest payable on the 2019 Notes is payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 2012. The 2017 Notes and the 2019 Notes mature on July 15, 2017 and June 15, 2019, respectively. The 2017 Notes and the 2019 Notes are jointly and severally guaranteed on a senior basis by Sappi Limited and certain other subsidiaries of Sappi Limited that guarantee, and are secured by substantially the same collateral that secures, the obligations under the Revolving Credit Facility, the 2014 Euro Notes, the 2018 Notes and the 2021 Notes. Sappi has agreed to observe certain covenants with respect to the 2017 Notes and the 2019 Notes, including limitations on dividend distributions and other payments, indebtedness, asset sales, liens, guarantees and on mergers and consolidations. For further information, see "Item 19—Exhibits" and note 20 to our group Annual Financial Statements included elsewhere in this Annual Report.

        OeKB Term Loan Facility.    In April 2011, we used a portion of the net proceeds from the issuance of the 2018 Notes and the 2021 Notes to repay €200 million of our previous OeKB Term Loan Facility. We repaid the remaining €120 million of our previous OeKB Term Loan balance from cash on hand in June 2011. For further information, see "Item 10—Additional Information—Material Contracts", "Item 19—Exhibits", and note 20 to our group Annual Financial Statements included elsewhere in this Annual Report.

        OeKB Facility.    On July 10, 2012, SPH entered into a new OeKB Facility. The commitments under the new OeKB Facility are for €136 million and the facility was fully drawn on August 30, 2012. The annual interest rate on borrowings is calculated based on the OeKB financing rate plus a margin varying between 2.00% and 4.75%, depending on the credit rating assigned to the senior secured debt of Sappi Limited, plus certain costs. The margin at the date of filing this Annual Report was 2.75% per annum. The new OeKB Facility is guaranteed by Sappi Limited and the same subsidiaries that are guarantors (other than SPH) under the Revolving Credit Facility. The obligations under the new OeKB Facility are unsecured. The other material terms of the new OeKB Facility, including the financial covenants, the undertakings and the events of default are substantially the same as the terms of the Revolving Credit Facility. For further information, see "Item 10—Additional Information—Material Contracts", "Item 19—Exhibits", and note 20 to our group Annual Financial Statements included elsewhere in this Annual Report.

        2014 Secured Notes.    On July 29, 2009, PE Paper Escrow GmbH (the "Issuer"), a special purpose limited liability company wholly owned by SPH, issued €350 million 11.75% Senior Secured Notes due 2014 (the "2014 Euro Notes") and US$300 million 12.00% Senior Secured Notes due 2014 (the "2014 Dollar Notes" and together with the 2014 Euro Notes, the "2014 Notes"). Interest on the 2014 Notes is payable semi-annually, commencing on February 01, 2010, and the 2014 Notes mature on August 01, 2014. The 2014 Notes are jointly and severally guaranteed on a senior basis by Sappi Limited, SPH and certain other subsidiaries of Sappi Limited that guarantee, and are secured by substantially the same collateral that secures, the obligations under the Revolving Credit Facility, the 2017 Notes, the 2018 Notes, the 2019 Notes and the 2021 Notes. On July 06, 2012, we purchased for cash US$167.3 million principal amount of our outstanding 2014 Dollar Notes for an aggregate consideration of US$187.3 million (which included accrued interest thereon of US$8.6 million) with proceeds of the issuance of the 2017 Notes and the 2019 Notes and cash on hand. On July 19, 2012, we purchased for cash €179 million principal amount of our outstanding 2014 Euro Notes for an aggregate consideration of €200.7 million (which included accrued interest thereon of €9.9 million) with proceeds of the issuance of the 2017 and 2019 Notes and cash on hand. On August 06, 2012, the remaining outstanding principal amount of our 2014 Dollar Notes and €140 million principal amount of our outstanding 2014 Euro Notes were redeemed with proceeds of the issuance of the 2017 Notes and the 2019 Notes and cash on hand. Following this redemption, there were no remaining outstanding 2014 Dollar Notes and the remaining outstanding principal amount of our 2014 Euro Notes was approximately €31 million. A portion of the remaining 2014 Euro Notes was repurchased in November 2012, and the remaining outstanding 2014 Euro Notes will be repurchased or redeemed before the end of 2012. In addition, all of the restrictive covenants and certain events of default and related provisions in respect of the 2014 Notes were substantially modified or eliminated in connection with the November 2012 repurchase. For further information, see "Item 19—Exhibits" and note 20 to our group Annual Financial Statements included elsewhere in this Annual Report.

        Domestic Medium Term Note Program.    On June 27, 2006, Sappi Southern Africa issued ZAR1 billion (US$146 million) senior unsecured fixed rate notes (the "First Tranche") under its Domestic Medium Term Note Program (the "DMTN Program") at a fixed interest rate of 9.34% payable semi-annually on December 27, and June 27, of each year, commencing on June 27, 2006. The securities issued under the First Tranche mature on June 27, 2013. On September 25, 2007, Sappi Southern Africa issued a second tranche of ZAR1 billion (US$146 million) senior unsecured fixed rate notes (the "Second Tranche") under the DMTN Program at a fixed interest rate of 10.64%. The interest on the securities issued under the Second Tranche is payable semi-annually on April 14 and October 14 of each year, commencing on April 14, 2008. The securities issued under the Second Tranche matured on October 14, 2011 and were repaid using the issuance proceeds of the Fourth Tranche and cash on hand. On June 30, 2009, Sappi Southern Africa issued ZAR325 million (US$41 million) and on July 13, 2009, issued ZAR175 million (US$21 million) senior unsecured fixed rate notes (collectively the "Third Tranche") under the DMTN Program at a fixed interest rate of 12.13%, payable semi-annually on June 30 and December 30 of each year, commencing on June 30, 2009. The securities issued under the Third Tranche mature on June 30, 2012. On June 28, 2011, Sappi Southern Africa issued ZAR500 million (US$62 million) senior unsecured fixed rate notes (the "Fourth Tranche") under the DMTN Program at a fixed interest rate of 9.63%, payable semi-annually on June 28 and December 28 of each year. The securities issued under the Fourth Tranche mature on June 28, 2016. The proceeds of the Fourth Tranche were used to partially refinance the securities issued under the Second Tranche that matured on October 14, 2011. On April 20, 2012, Sappi Southern Africa issued ZAR750 million (US$98 million) Senior Unsecured Floating Rate Notes (the "Fifth Tranche") under the DMTN Program at a floating rate of the 3 month JIBAR (Johannesburg Interbank Agreed Rate) plus 144 basis points, payable quarterly on January 20, April 20, July 20 and October 20 of each year commencing on July 20, 2012. The securities issued under the Fifth Tranche mature on April 20, 2015. The proceeds were used to redeem the ZAR500 million (US$62 million) securities issued under the Third Tranche maturing on June 30, 2012 and for other debt repayments. Sappi Southern Africa has agreed to observe certain undertakings with respect to the securities including limitations on encumbrances (other than permitted encumbrances) over its assets. For further information, see note 20 to our group Annual Financial Statements included elsewhere in this Annual Report.

        Trade Receivables Securitization Program.    In August 2011, Sappi Trading, Sappi Fine Paper Europe and Sappi Fine Paper North America entered a new, three-year, €360 million trade receivables securitization program to replace their prior trade receivables securitization program. Under the new program, eligible receivables are sold on a non-recourse basis by the Issuer, Sappi Lanaken NV, Sappi Deutschland GmbH, and Sappi NA Finance LLC to Elektra Purchase No. 29 Limited (the "Purchaser") and Sappi entities act as servicers to administer, collect and enforce the receivables purchased. The sellers have agreed to observe certain covenants, including a limitation on creating liens on any receivables. The Issuer has guaranteed the performance by the sellers of their respective obligations under the receivables purchase agreements and the performance by the Sappi entities acting as servicers of their respective obligations under the servicing agreements pursuant to a performance guarantee with the Purchaser. The trade receivables securitization program matures in August 2014, unless it is terminated earlier. The program could be terminated in the event of certain change of control events, certain credit rating downgrades occur for Sappi Limited or if Sappi Limited fails to maintain certain financial ratios, including ratios for consolidated net debt to EBITDA, EBITDA to consolidated net interest expense, and net debt to total capitalization. As of September 2012, the external securitization funding under the trade receivables program was US$380 million.

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

Covenants

        Financial Covenants apply to the €350 million Revolving Credit Facility, the €136 million OeKB Facility and our Securitization borrowings.

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

  (iii)
  The percentage of net debt to total capitalization as at the end of each quarter until March 2016, shall not exceed 65%; and

  (iv)
  With regard to Sappi Southern Africa (Pty) Ltd and its subsidiaries only, at the end of any fiscal quarter, the percentage of net debt to equity must not exceed 65%, and at the end of each fiscal year, the ratio of EBITDA (before special items) to net interest paid must not be less than 3.00:1.

        The table below shows that as at September 2012 we were in compliance with these covenants. With regards to our financial covenants, EBITDA is defined under the relevant agreements and net debt is calculated using average exchange rates for fiscal 2012.

	Fiscal 2012	Covenants
	(US$ million)
Group Covenants
Net Debt to EBITDA	2.55	<4.5
EBITDA to Net Interest	3.92	>2.0
Net Debt to Total Capitalization	56.4%	<65%
Sappi Southern Africa Covenants
Net Debt to Equity	22.8%	<65%
EBITDA to Net Interest	9.6	>3.0

        The group financial covenants also apply to our securitization program, with outstanding balances of US$380 million at the end of September 2012. No Sappi Limited guarantee has been provided for these facilities.

Gearing

        Gross debt to capitalization for each of the past three years was as set out below:

	2012	2011	2010
	(US$ million)
Gross debt	2,624	2,739	3,013
Gross debt and equity	4,149	4,217	4,909
Gross debt to capitalization ratio	63%	65%	61%

        Management monitors the group's indebtedness in the context of the complex trade-offs associated with determining an appropriate level of debt finance, namely—financial risk, credit rating, the cost of debt and the expected return that can be earned on that debt. In regard to our debt level we also monitor cash flow to net interest cover. We recognize that we operate in a mature industry that normally generates substantial and reasonably reliable cash flows and that management has some flexibility to delay or minimize capital expenditure (which is a major use of cash) in difficult times to reduce financial risk. As previously described in this "—Liquidity and Capital Resources", in view of the continuing difficulties in the world financial markets and macro-economic conditions, focusing on cash generation remains a priority. We are also aware that with uncertainty in financial markets, refinancing existing or raising additional debt and the associated terms are likely to be more challenging. The refinancing activities of 2011 and 2012 have contributed greatly to extending the group's debt maturity profile and lowering the group's average cost of debt.

Off-Balance Sheet Arrangements

        Letters of credit discounting.    To improve the group working capital, the group sells certain Letters of Credit to The Royal Bank of Scotland (Hong Kong) and DBS Bank (London) every fiscal month-end on a non-recourse basis.

        "Scheckwechsel".    The Scheckwechsel is a financial guarantee supplied by Sappi to the bank of a customer who wishes to obtain a loan to finance early payment of specified trade receivables owed to us (thereby benefiting from an early settlement discount). By signing the Scheckwechsel, Sappi provides a financial guarantee to the bank of the customer.

        This financial guarantee contract is initially recognized at fair value. At inception the risk for Sappi having to reimburse the bank is nil because there is no evidence that the customer will not reimburse its loan to the bank. There is also no guarantee fee due by the bank and the Scheckwechsel is a short term instrument (maximum 90 days). Therefore, the fair value at inception is zero. Subsequently, the financial guarantee contract is measured at the higher of:

  (i)
  the amount determined in accordance with IAS 37 'Provisions, Contingent Liabilities and Contingent Assets'; and

  (ii)
  the amount initially recognized less any cumulative amortization.

        As no default event has occurred, no provision is set up and the fair value at the end of fiscal 2012 remains zero. However, according to IAS 37 a contingent liability of US$29 million (2011: US$32 million) has been disclosed in this respect.

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

        The total amount of trade receivables sold at the end of September 2012 amounted to US$126 million (2011: US$121 million). Details of the securitization program at the end of fiscal 2012 and 2011 are disclosed in the tables below.

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

        Details of the securitization facility at September 2012 and 2011 are set out below:

Bank	Currency	Value	Facility	Discount charges
September 2012
Rand Merchant Bank	ZAR	ZAR1,044 million	Unlimited*	Linked to 3 month JIBAR
September 2011
Rand Merchant Bank	ZAR	ZAR979 million	Unlimited*	Linked to 3 month JIBAR

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

Contractual Obligations

        We have various obligations and commitments to make future cash payments under contracts, such as debt instruments, lease arrangements, supply agreements and other contracts. The following table includes information contained within the group Annual Financial Statements included elsewhere in this Annual Report, as well as information regarding purchase obligations. The tables reflect those contractual obligations at the end of fiscal 2012 that could be quantified.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$ millions)
On-Balance Sheet
Long-Term Debt Obligations(1)	3,763	417	848	880	1,618
Capital Finance Lease Obligations(1)	24	13	11	—	—
Other Long-Term Liabilities reflected on the Balance Sheet(4)	605	—	—	—	—
Off-Balance Sheet
Operating Lease Obligations(2)	104	27	29	12	36
Purchase Obligations(3)	111	71	39	1	—
Capital Commitments(5)	267	264	3	—	—

Group Total	4,874	792	930	893	1,654

(1)
Includes interest obligations to maturity to service the debt using interest rates prevailing at September 2012. The principal debt is US$2,619 million.

(2)
Operating leases are future minimum obligations under operating leases. Refer to note 25 of our group Annual Financial Statements included elsewhere in this Annual Report.

(3)
Unconditional Purchase Obligations are obligations to transfer funds in the future for fixed or minimum amounts or quantities of goods or services at fixed or minimum prices (for example, as in take-or-pay contracts or throughput contracts, relating to, among others, timber and power).

(4)
The Other Long-Term Liabilities of US$605 million (2011: US$553 million) on-balance sheet, relate mainly to post-employment benefits, post-retirement benefits other than pension obligations, workmen's compensation, and other items which do not have a payment profile. Refer to note 21 of our group Annual Financial Statements included elsewhere in this Annual Report.

(5)
Capital commitments are commitments for which contracts have been entered into. Refer to note 25 of our group Annual Financial Statements included elsewhere in this Annual Report.

Research and Development, Patents and Licenses

        Strategically Sappi's Research and Development (R&D) focuses on two broadly defined areas. The first targets Sappi's core businesses where the drive is to improve current products and processes, as well as to bring new product innovation to market, thereby serving our current markets through differentiation on cost and/or quality. The second area concentrates on opening up new markets for Sappi, through the development of distinctly new products and processes with the intent to maximize Sappi's opportunities as a processer and producer from a renewable resource base.

        R&D is managed at a number of regional technology centers. These "centers of excellence" liaise globally to leverage a unique set of skills to both improve processes and reduce costs, and to provide customer-focused product development. In fiscal 2012 our R&D expenditure was US$33 million, a decrease from the fiscal 2011 expenditure of approximately US$38 million and fiscal 2010 of approximately US$35 million. This reduced R&D expenditure occurred mainly in the R&D center in South Africa and Europe and is concomitant with the mill shuts that have occurred in both these regions in the past year. During fiscal 2012, the expenditure, both actual and proportionate, directed at developing products for new business and markets (in response to the gradual decline in demand that is evident in Sappi's graphic and fine paper markets) was US$4.4 million and 13% of total expenditure, respectively.

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

        Research and development efforts are focused on next generation product design for margin improvement and customer features and benefits in both the release and graphic papers businesses. We have recently developed a unique textured synthetic leather offering with positive customer response. Current technology platform development centers on innovative materials research which has resulted in a more eco-friendly and cost effective binding technology. Lastly, a strong emphasis remains on expanding the use of our unique Ultracast Technology into new growth markets.

Europe

        R&D in Sappi Fine Paper Europe has focused predominantly on the development of digital grades, alternative raw materials and on innovative ways to substantially lower manufacturing costs.

        After the introduction of the toner-based grade, Digital TOP, in fiscal 2011 the effort has now shifted to the inkjet market where two grades, a coated grade and a pigmented grade were launched in 2012.

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

Southern Africa

        Building on our history of development in South Africa, which includes the development of the Sapoxal oxygen bleaching process, applied research is conducted over the full value chain of papermaking from fiber to pulping, bleaching, stock preparation as well as product development and the environment. Highlights for fiscal 2012 include the successful introduction of enzymes to reduce the energy consumption during refining and improve pulp properties into two further mills, the scaling up of the pilot process for producing dissolving pulp from the commercial wood species in the regions using the pre-hydrolysis kraft process into the Ngodwana Mill expansion, and the identification and implementation of opportunities to reduce refining energy at the Kirkniemi Mill in Europe.

        At our forest research center in KwaZulu-Natal, we focus on the genetic improvement of trees planted in Sappi's plantation forests to maximize the yield of high quality pulp obtained per hectare. This includes breeding and selecting trees with fiber properties that enhance the characteristics of our end products, as well as, breeding for pest and disease resistance to ensure a sustainable supply of timber. Investigating new molecular genetic breeding tools which can increase the speed and efficiency of the current tree improvement processes, forms part of the research. The recent adoption of DNA fingerprinting tools to ensure the correct identity of individuals in the breeding populations and production seed orchards, marks the first operational adoption of the molecular genetic tools.

        At the Saiccor Mill, there is a research group dedicated to the production of dissolving wood pulp. The focus is largely on product development to provide more product options and expand the value added product range from Saiccor, and meet the needs of Sappi's global customers.

Share Buy Backs

        Through a wholly-owned subsidiary, the Sappi group has in previous fiscal years acquired approximately 21.4 million Sappi Limited ordinary shares (treasury shares) on the open market of the JSE Limited. No shares were acquired during fiscal 2012 and fiscal 2011. Some of these treasury shares have been, and will continue to be, utilized to meet the requirements of the Sappi Limited Share Incentive Trust and the Sappi Limited Performance Share Incentive Trust from time to time. See notes 17 and 28 to our group Annual Financial Statements included elsewhere in this Annual Report for additional details relating to treasury shares.

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

Dividends

        Our policy is to consider dividends on an annual basis and to declare cash dividends in US dollars. Taking into account the macroeconomic and global financial market conditions, our performance in fiscal 2012 as well as our priority to reduce indebtedness and preserve liquidity, the Board of Directors decided in November 2012 not to declare a dividend for fiscal 2012.

        Our ability to pay dividends is restricted by the terms of the Refinancing. See "Item 8—Financial Information—Dividends" for a listing of the most restrictive conditions for declaring cash dividends.

Mill Closures, Acquisitions, Dispositions, Impairment, Joint Venture and Broad-Based Black Economic Empowerment

        Forestry investment.    In line with our strategy to secure a stable fiber supply for our southern African operations, we acquired 14,500 hectares of developed softwood plantations near Ngodwana Mill during 2010. During fiscal 2011, we announced a joint proposal with AsgiSA ("Accelerated and Shared Growth Initiative for South Africa") to accelerate the establishment and management of 30,000 hectares of commercial tree plantations by 2020 in the Eastern Cape province of South Africa.

        Adamas Mill closure.    We announced the possible closure of our Adamas Mill in South Africa on May 23, 2011 and entered into a consultation process with employee representatives soon thereafter. Unable to find a viable alternative for the mill, we announced the final closure of the mill on August 03, 2011. We ceased operations at the mill later in August 2011 and transferred all products produced at the facility to other Sappi mills in South Africa to ensure an uninterrupted supply of products to our end customers.

        Biberist Mill closure.    On March 31, 2011 we announced, that due to the persistent overcapacity in the European coated and uncoated fine paper market, we would be entering into a consultation process with employee representatives and social partners at our Biberist Mill in Switzerland. Despite the combined efforts of mill employees and management, we were unable to identify a viable alternative to ensure the future existence of the mill. On July 20, 2011, we announced the closure of the Biberist Mill and ceased operations at the mill during August 2011. As a result of this closure, we reduced our annual production capacity by 500,000 tons of coated and uncoated fine paper in the European market. All of our affected customers are now served from our other European mills.

        Broad-Based Black Economic Empowerment deal ("BEE").    In 2006, we implemented the Lereko Property Consortium (Lereko) BEE deal. However, this transaction did not meet our undertakings under the Forestry Charter gazetted in June 2009 (which sets the objectives and principles for BEE in the forestry industry and includes the BEE scorecard and targets to be applied, as well as certain undertakings by government and South African forestry companies to assist the forestry industry to achieve its BEE targets). Accordingly, we decided to unwind the 2006 deal, which resided at a South African subsidiary level, to implement a new sustainable transaction of equivalent value at the holding company level by making use of our listed securities.

        In June 2010, we completed a BEE transaction whereby ordinary and "A" ordinary shares equivalent to 4.5% of Sappi Limited were issued to our strategic empowerment partners, and to various trusts for the benefit of our black managers, our employees and growers/communities in the geographic areas where our South African business has operations. The value of the BEE transaction (approximately ZAR814 million, US$115 million) corresponds to an effective 30% interest in Sappi Southern Africa, which meets the requirements of the Forest Sector Charter and BEE legislation in general. For further information on the BEE transaction, see "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions" and "—South African Economic and Political Environment", and note 28 of our group Annual Financial Statements contained elsewhere in this Annual Report.

        Usutu Mill impairment and closure.    The Usutu Mill was closed on January 31, 2010 in response to adverse market conditions, as well as the cumulative severe impact of fire damage over the past few years. In particular, fires in August 2008 destroyed 40% of the Usutu timber crop. As a result, Usutu Mill was no longer sustainable.

        Kangas Mill closure.    Due to a reduction in the European consumption of coated magazine paper arising from the global recession, our Kangas Mill in Finland had experienced a substantial amount of commercial downtime since the beginning of 2009. We announced the closure of the mill in January 2010. All our affected customers are now served from our other European operations. On July 07, 2010, we sold the Kangas Mill land and buildings to M-real (now known as Metsä Board) for €13 million.

        Muskegon Mill impairment and closure.    In light of significantly lower global demand for coated woodfree paper products, operations at Muskegon Mill were temporarily suspended on April 01, 2009. We announced the permanent closure of the Muskegon Mill on August 26, 2009 and during August 2011 we sold the Muskegon Mill site for US$2.2 million to a third party.

        In 2004 we acquired 34% of Jiangxi Chenming Paper Company Limited, a company incorporated in the People's Republic of China. The joint venture commissioned a coated mechanical paper machine with a capacity of 350,000 tons per annum, a mechanical pulp mill with a capacity of 187,000 tons per annum and a de-inked pulp mill with a capacity of 136,000 tons per annum during 2005. During the latter part of fiscal 2012 we sold our 34% stake of Jiangxi Chenming Paper Company Limited.

        Impairment of assets.    The group has reviewed the carrying value of all its non-current assets in fiscal 2012 and has determined that the impairment provision, as provided in the group Annual Financial Statements, was sufficient to record all necessary impairment of non-current assets.

        Closure of the Enstra Mill pulp line and the Tugela Mill closure of the KCD line and PM3.    During fiscal 2012 we announced the closure of the pulp line at our Enstra Mill and the closure of the Kraft Continuous Digester ("KCD") at our Tugela Mill in South Africa. During fiscal 2012 we also announced the closure of the 10,000 ton per annum paper machine (PM3) at our Tugela Mill.

        Tugela Mill mothballing of PM4.    On October 12, 2012 we announced the decision to mothball PM4, a sackkraft and containerboard machine, at the Tugela Mill from January 01, 2013. We are currently in a consultation process with employees at the mill regarding potential retrenchments. The asset impairment charge related to the mothballing of the machine of ZAR76 million was taken in the fourth quarter of fiscal 2012 and is included in special items.

        Alfeld Mill Conversion.    During the fourth quarter of fiscal 2012 we announced the planned conversion of PM2 at the Alfeld Mill from 150,000 tons of coated fine paper to 135,000 tons of speciality paper per annum. This conversion will not only increase our capacity in a growing and higher margin specialised business, but will also improve our cost position in coated woodfree graphic paper and further reduce our graphic paper capacity in line with our strategy.

Pensions and Post-retirement Benefits Other than Pensions

        The group provides various defined benefit post-retirement benefits to its active and retired employees worldwide, including pension, post-retirement health and other employee benefits. The group also provides various defined contribution schemes in all regions to eligible employees.

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

        Over the first three fiscal quarters bond yields fell gradually and consistently in all regions except South Africa, which, in isolation to other factors caused gross liabilities of the group's plans in those regions to steadily increase. Over the same period, assets in the group's funded plans made sufficient gains (favorably contributed from all asset classes) to offset the rise in gross liabilities. However, in the final fiscal quarter, bond yields fell more significantly compared to earlier periods in all regions, including South Africa but investment gains in the funded plans over the same period were insufficient to match the rise in gross liabilities. Corresponding increases in liabilities from the group's unfunded plans led to an overall increase in the consolidated net balance sheet liability.

        We continue to believe both equity and bond markets will remain volatile in the short-term causing similar volatility in the group's defined benefit net balance sheet liabilities, and that this volatility will continue to be driven extensively by political influences alongside investment fundamentals until sovereign debt crises are resolved. Whilst investment returns were very favorable to assets in the group's funded plans over the last fiscal year, low discount rates adopted (due to persistent low bond yields in markets where our plans are located) will sustain upward pressure on gross liabilities. Of all the influencing factors on the net balance sheet liability, we believe that bond yields will need to lift from the low levels experienced in recent years in order to book significant reductions in the consolidated net balance sheet liability. Sustained global economic growth, a market-perceived favorable resolution to government debt crises and investor sentiment shifting demand towards growth assets and away from high-quality bonds in the US, the UK and Western Europe are examples of favorable factors that are expected to reduce the consolidated net balance sheet liability significantly.

        Specifically, it is the interaction of these factors that will determine the extent to which the pension schemes balance sheet liabilities will change. Listed below are further examples of situations that could affect the balance sheet position of our pension schemes:

  •
  Falls in equity markets coupled with corresponding falls in bond markets (rising bond yields) will most likely have a broadly neutral effect on balance sheet liability.

  •
  If the prospect of deflationary economic scenarios emerges, then, if coupled with very low discount rates, this would increase liabilities in our schemes, particularly due to the fact that pensions cannot reduce.

  •
  Recoveries in equity markets coupled with rising bond yields e.g. a general shift to 'riskier' investor sentiment will most likely result in cuts in balance sheet deficits.

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

  •
  Slower expected growth manifested for example as lower bond and equity yields will likely lead to higher net balance sheet liabilities and higher contributions.

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

        The balance sheet liability of the group's pension schemes increased by US$50 million from a deficit of US$268 million as of September 2011 to a deficit of US$318 million as of September 2012. However, US$145 million of this liability relates to unfunded schemes (mainly in Europe). With these unfunded liabilities stripped out, the group has a deficit of US$173 million in our funded schemes. Post-retirement benefit liabilities (other than pensions) increased by US$10 million from a deficit of US$182 million as of September 2011 to a deficit of US$192 million as at September 2012.

        Benefit obligations and fair value of plan assets are as follows:

	September 2012		September 2011		September 2010
	Benefit Obligation	Fair value of plan Assets	Benefit Obligation	Fair value of plan Assets	Benefit Obligation	Fair value of plan Assets
	(US$ million)
Pensions	2,007	1,689	1,827	1,559	2,069	1,808
Post-retirement benefits other than pensions	192	—	182	—	185	—

        Actual investment returns from the assets of the various regional funded pension schemes during 2012 were positive and higher than actuarial projections in all regions. Collectively this contributed to increased asset values but also to an actuarial gain as at September 2012. Overall, investment returns were +15.4% or US$240 million over the fiscal year including an actuarial gain of US$140 million.

        Discount rates reduced in all regions, reflecting corresponding changes to average yields on corporate bonds (as prescribed in the accounting standard) of similar duration to the liabilities. For the pension schemes the net effect from different regions contributed to an overall increase in liabilities shown as actuarial losses of US$221 million. Experience adjustments (i.e. changes in membership or benefits) were modestly favorable, contributing to an actuarial gain of US$2 million. Contributions paid to the schemes were a major beneficial factor, contributing a reduction in net balance sheet liabilities of US$48 million.

        For post-retirement benefit liabilities (other than pensions), falling discount rates were also the main factor, contributing an actuarial loss of US$14 million. Experience adjustments (i.e. changes in membership or benefits) were modestly favorable, contributing an actuarial gain of US$5 million. Being unfunded, contributions are used to pay benefits directly, which therefore extinguish corresponding liabilities. Over the year contributions settled liabilities of US$10 million. Currency effects were minimal leading to a small gain of US$1 million in the net balance sheet liability.

        Defined benefit schemes remain open to mill employees in North America and continental Europe. Defined benefit schemes in southern Africa, Austria and some in Germany are closed. Plans in the United Kingdom and one in North America are closed to future accrual.

        Whilst the group accounts in its annual reporting the effects from various financial and demographic factors, a change in the prescribed valuation method in the accounting standard presents a rare but otherwise further consideration to the group. The group is currently evaluating the impact that the adoption of this revised standard will have on the group Annual Financial Statements. The group will be adopting the new Standard during fiscal year beginning October 2013. For further information on reporting under IAS 19, see note 27 in our group Annual Financial Statements and elsewhere in this Annual Report.

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

        Sappi successfully negotiated the renewal of its 2012 asset and business interruption insurance cover at more favorable rates to those of 2011. Maximum self-insured retention for any one property damage occurrence is €20.5 million, with an annual aggregate of €33 million for all claims exceeding €4 million. For property damage and business interruption insurance, cost-effective cover to full value is not readily available. However, we believe that the loss limit cover of €700 million should be adequate for what we have determined as the maximum reasonably foreseeable loss for any single claim. From fiscal 2011 our property damage insurance policy is euro denominated as most of our assets are based in euro denominated jurisdictions.

        Insurance cover for credit risks currently applies on a regional basis to Sappi's Northern American, European and South African domestic trade receivables subject to a US$5 million group aggregate first loss.

        Sappi has placed the insurance for its plantations on a stand-alone basis into international insurance markets. The insurance renewal process for the year ending April 30, 2013 has been successfully concluded.

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

        Impairment of assets other than goodwill and financial instruments.    The group assesses all assets (other than goodwill and intangible assets not yet available for use) at each balance sheet date for indications of impairment or the reversal of a previously recognized impairment.

        Intangible assets not yet available for use are tested at least annually for impairment.

        In assessing assets for impairment, the group estimates the asset's useful life, discounted future cash flows, including appropriate bases for future product pricing in the appropriate markets, raw material and energy costs, volumes of product sold, the planned use of machinery or equipment or closing of facilities. The pre-tax discount rate (impairment discount factor) is another sensitive input to the calculation. For an asset whose cash flows are largely dependent on those of other assets, the recoverable amount is determined for the cash-generating unit ("CGU") to which the asset belongs. Additionally assets are also assessed against their fair value less costs to sell.

        Where impairment exists, the losses are recognized in other operating expenses in profit or loss for the period.

        A previously recognized impairment loss will be reversed through profit or loss if the recoverable amount increases as a result of a change in the estimates used previously to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized in prior periods.

        Refer to note 9 to our group Annual Financial Statements, included elsewhere in this Annual Report for the assumptions and inputs used in assessing assets for impairment or impairment reversals.

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

        The following methods and rates are used to depreciate property, plant and equipment to estimated residual values:

Buildings	straight-line 20 to 40 years
Plant	straight-line 5 to 20 years
Vehicles	straight-line 5 to 10 years
Furniture and equipment	straight-line 3 to 6 years

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

        Secondary Tax on Companies ("STC") is a South African income tax that arises from the distribution of dividends and is recognized in the current tax charge of the income statement at the time the dividend is declared. STC was replaced with dividends withholding tax in South Africa for dividends declared after April 01, 2012.

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

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis. Before recognizing a deferred tax asset the group assesses the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent recovery is not probable, a deferred tax asset is not recognized. In recognizing deferred tax assets, the group considers profit forecasts, including the effect of exchange rate fluctuations on sales, external market conditions and restructuring plans.

  (iii)
  Dividend withholding tax

        Dividend withholding tax is payable on dividends distributed to shareholders. This tax is not attributable to the company paying the dividend but is collected by the company and paid to the tax authorities on behalf of the shareholder. On receipt of a dividend, the dividend withholding tax is recognized as part of the current tax charge in the income statement in the period in which the dividend is received.

  Derivatives and hedge accounting.

  (i)
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

  (ii)
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

        If the forecasted transaction results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is transferred from other comprehensive income to the underlying asset or liability on the transaction date.

  (iii)
  Hedge of a net investment in a foreign operation

        The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income and is only reclassified to profit or loss on the disposal or partial disposal of the foreign operation.

  (iv)
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

        Refer to note 29.2 to our group Annual Financial Statements, included elsewhere in this Annual Report for details of the fair value hedging relationships as well as the impact of the hedge on the pre-tax profit or loss for the period.

        Plantations.    Plantations are stated at fair value less estimated cost to sell at the harvesting stage.

        In arriving at plantation fair values, the key assumptions are estimated prices less cost of delivery, discount rates, and volume and growth estimations. All changes in fair value are recognized in the period in which they arise.

        The impact of changes in estimate prices, discount rates and, volume and growth assumptions may have on the calculated fair value and other key financial information on plantations is disclosed in note 10 to our group Annual Financial Statements, included elsewhere in this Annual Report.

  Estimated prices less cost of delivery

        The group uses a 12 quarter rolling historical average price to estimate the fair value of all immature timber and mature timber that is to be felled in more than 12 months from the reporting date. A period of 12 quarters is considered to be a reasonable period of time after taking the length of the growth cycle of the plantations into account. Expected future price trends and recent market transactions involving comparable plantations are also considered in estimating fair value.

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

  Volume and growth estimations and cost assumptions

        The group focuses on good husbandry techniques which include ensuring that the rotation of plantations is met with adequate planting activities for future harvesting. The age threshold used for quantifying immature timber is dependent on the rotation period of the specific timber genus which varies between 8 and 18 years. In the southern African region, softwood less than eight years and hardwood less than five years is classified as immature timber.

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

        The group directly manages plantations established on land that is either owned or leased from third parties. Indirectly managed plantations represent plantations established on land held by independent commercial farmers where Sappi provides technical advice on the growing and tendering of trees. The associated costs for managing plantations are recognized as silviculture costs in cost of sales (see note 4 to our group Annual Financial Statements, included elsewhere in this Annual Report).

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

        Refer to note 27 to our group Annual Financial Statements, included elsewhere in this Annual Report for the key estimates, assumptions and other information on post-employment benefits applicable as at the end of September 2012.

        Provisions.    Provisions are recognized when the group has a legal or constructive obligation arising from past events that will probably be settled and can be measured reliably. Where the effect of discounting (time value) is material, provisions are discounted and the discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

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

        The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring and is recorded in other operating expenses in profit or loss.

        Environmental restoration and decommissioning obligations    The group initially recognizes a liability for management's best present value estimate of costs expected to be incurred in the dismantling and removal of non-current assets where a legal or constructive obligation exists. The liability changes over time and actual costs incurred in future periods could differ materially from estimates. Additionally, future changes to environmental laws and regulations, life-of-operation estimates and discount rates could affect the carrying amount of this liability.

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

Adoption of accounting standards in the current year

        The following standards, interpretations and significant amendments or revisions to standards have been adopted by the group in the current year:

  Standards, interpretations and amendments to standards

        The group adopted the following standards, interpretations and amendments to standards during the current year, all of which had no material impact on the group's reported results or financial position:

  •
  IAS 24 Related Party Disclosures—Revised definition of related parties;

  •
  IFRS 7 Financial Instruments: Disclosures—Transfers of financial assets;

  •
  IFRIC 14 IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction; and

  •
  Various improvements to IFRSs.

Accounting standards, interpretations and amendments to existing standards that are not yet effective

        The group has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for the group's accounting periods beginning on or after October 2012 or later periods. The group is currently evaluating the impact that the adoption of these IFRSs will have on its consolidated financial statements when they are adopted in the respective periods indicated.

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

  •
  IFRS 13 Fair Value Measurements—establishes a single source of guidance for fair value measurements under IFRS—September 2014;

  •
  IAS 28 Investments in Associates and Joint Ventures—amendment to conform changes based on the issuance of IFRS 10 and IFRS 11—September 2014; and

  •
  IFRS 9 Financial Instruments—IFRS 9 introduces new requirements for classifying and measuring financial assets and liabilities—September 2016.

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

  •
  IFRS 7 Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities—September 2014;

  •
  IFRS 10 Consolidated Financial Statements—IFRS 10 specifies control as a single basis for consolidation for all entities, regardless of the nature of the investee—September 2014;

  •
  IFRS 11 Joint Arrangements—classifies joint arrangements as either joint operations or joint ventures and requires different treatment for these—September 2014;

  •
  IFRS 12 Disclosure of Interests in Other Entities—September 2014;

  •
  IAS 32 Financial Instruments: Presentation—Offsetting Financial Assets and Financial Liabilities—September 2015;

  •
  IAS 27 Separate Financial Statements—amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements—September 2014; and

  •
  Various improvements to IFRSs.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The Articles of Association of Sappi Limited provide that the Board of Directors (the "Board") must consist of not less than four nor more than twenty Directors at any time. The Board currently consists of fourteen Directors.

        The business address for all of the Directors is 48 Ameshoff Street, Braamfontein, Johannesburg 2001, Republic of South Africa. The Directors are South African citizens except for Godefridus Beurskens (a Dutch citizen), Prof. Meyer Feldberg and Karen Osar (United States citizens), Michael Fallon, Sir Nigel Rudd and Steve Binnie (British citizens) and Dr Rudolf Thummer (an Austrian citizen).

        Following the retirement of David Charles Brink and Dr Franklin Abraham Sonn effective on December 31, 2009, we appointed Nkateko Peter Mageza and Dr Rudolf Thummer as non-executive directors of the Board of Sappi Limited effective January 01, 2010 and February 01, 2010 respectively. Mohammed Valli Moosa was appointed as a non-executive director of the Sappi Limited Board during August 2010, while Helmut Claus-Jürgen Mamsch retired on December 31, 2010. Michael Fallon was appointed to the Board on September 01, 2011 and Godefridus Beurskens appointment became effective on October 01, 2011 while James Healey retired on December 31, 2011. With the retirement of Mark Thompson on August 31, 2012, Steve Binnie was appointed as an executive director of the Sappi Limited Board on September 01, 2012.

Non-executive directors

Daniël (Danie) Christiaan Cronjé (Independent Chairman) Age: 66 Qualifications: BCom (Hons), MCom, DCom Nationality: South African Appointed: January 2008

Sappi board committee memberships
Nomination and Governance Committee (chairman)
(Attends Audit Committee meetings, Human Resources and Compensation Committee meetings and Social, Ethics, Transformation and Sustainability Committee Meetings Ex Officio)

 Other board and organization memberships
Die Dagbreek Trust (chairman)

 Skills, expertise and experience
Dr Cronjé retired in July 2007 as chairman of both ABSA Group Limited and ABSA Bank Limited (a leading South African banking organization in which Barclays plc obtained a majority share in 2005). Dr Cronjé had been with ABSA Group since 1975 and held various executive positions including group chief executive for four years and chairman for ten years. Prior to that Dr Cronjé was lecturer in Money and Banking at Potchefstroom University.

Godefridus (Frits) Peter Franciscus Beurskens
(Independent)
Age: 65
 Qualifications: BSc Mechanical Engineering, MSc Industrial Engineering and Management Science
 Nationality: Dutch
Appointed: October 2011

Sappi board committee memberships
Audit Committee

 Other board and organization memberships
Smurfit Kappa Group
A number of supervisory boards of companies

 Skills, expertise and experience
The Smurfit Kappa group is a leader in paper-based packaging with annual sales of more than €7 billion globally. As president and chief executive officer of Kappa Packaging, prior to its merger with the Smurfit group, he oversaw the establishment of Kappa Packaging as a top performer and one of Europe's largest companies operating in the production, development and sale of containerboard, corrugated board, solid board packaging, graphic board and speciality board. He is a past chairman of CEPI (the Confederation of European Print Industries) and of ICCA (the International Corrugated Case Association). In December 2007, he was appointed by the Dutch Queen as officer in the Order of Oranje Nassau (Knighthood).
Michael (Mike) Anthony Fallon (Independent) Age: 54 Qualifications: BSc Hons (First Class) Nationality: British Appointed: September 2011

Sappi board committee memberships
Audit Committee

 Other board and organization memberships
Nippon Sheet Glass Company Limited (NSG Group) (executive
director—retired June 30, 2012)

 Skills, expertise and experience
Prior to retirement, Mr Fallon was President of NSG's global automotive division. With annual sales of around €6 billion the NSG group is one of the world's largest manufacturers of glass and glazing products for the building, automotive and specialty glass sectors. His management and leadership experience extends across a wide range of functions from plant management, sales and marketing and supply chain to general management, including M&A experience. He has been a director and chairman of companies in the United Kingdom, New Zealand and Finland.

Professor Meyer Feldberg* (Lead Independent Director) Age: 70 Qualifications: BA, MBA, PhD Nationality: American Appointed: March 2002 * Professor Feldberg retires in December 2012.

Sappi board committee memberships
Human Resources and Compensation Committee (Chairman)
Nomination and Governance Committee

 Other board and organization memberships
Columbia University Business School
Macy's, Inc.
Morgan Stanley (Senior Adviser)
New York City Ballet
New York City Global Partners (President)
Revlon, Inc.
UBS Global Asset Management
University of Cape Town Graduate School of Business (Advisory Board)
 Skills, expertise and experience
Professor Feldberg currently serves as a Senior Advisor to Morgan Stanley. His career has included teaching and leadership positions in the Business Schools of the Universities of Cape Town, Northwestern and Tulane. He served as president of the Illinois Institute of Technology for three years and as dean of Columbia Business School for 15 years. He is currently dean emeritus and professor of leadership at Columbia Business School. He has served on the Council of Competitiveness in Washington, DC. In 2001, the International Center in New York honored Professor Feldberg as a distinguished foreign-born American who has made a significant contribution to American life.
Deenadayalen (Len) Konar (Independent) Age: 58 Qualifications: BCom, MAS, DCom, CA(SA) Nationality: South African Appointed: March 2002

Sappi board committee memberships
Audit Committee (Chairman)
Nomination and Governance Committee
 Other board and organization memberships
Exxaro Resources Limited (Chairman)
Illovo Sugar Limited
Lonmin plc
JD Group Limited
Mustek Limited (Chairman)
Steinhoff International Holdings Limited (Chairman)

 Skills, expertise and experience
Previously professor and head of the department of Accountancy at the University of Durban-Westville, Dr Konar is a member of the King Committee on Corporate Governance in South Africa and the SA Institute of Directors, past member and chairman of the external audit committee of the International Monetary Fund and member of the Safeguards Panel and Implementation Oversight Panel of the World Bank (Co-Chairman).

Nkateko Peter (Peter) Mageza (Independent) Age: 58 Qualifications: FCCA (UK) Nationality: South African Appointed: January 2010

Sappi board committee memberships
Audit Committee
Human Resources and Compensation Committee

 Other board and organization memberships
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
John (Jock) David McKenzie (Independent) Age: 65 Qualifications: BSc Chemical Engineering (cum laude), MA Nationality: South African Appointed: September 2007

Sappi board committee memberships
Human Resources and Compensation Committee
Social, Ethics, Transformation and Sustainability Committee (Chairman)
 Other board and organization memberships
Accelerate Cape Town (Chairman)
Capitec Bank
Coronation Fund Managers
University of Cape Town Foundation (Chairman)
WESGRO
Save the Children Fund (Cape)
Rondebosch Schools Education Trust (Chairman)
The Carleton Lloyd Educational Trust (Chairman)
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

Mohammed Valli (Valli) Moosa Age: 55 Qualifications: BSc (Mathematics) Nationality: South African Appointed: August 2010

Sappi board committee memberships
Social, Ethics, Transformation and Sustainability Committee
 Other board and organization memberships
Auditor-General's Advisory Committee (South Africa)
Anglo Platinum Limited (Deputy Chairperson and Lead
Independent Director)
Imperial Holdings Limited
Lereko Investments (Pty) Ltd and various other associate
companies of Lereko Investments (Pty) Ltd
Sanlam Limited
Sun International Limited (Chairman)
WWF-South Africa (Chairman)
 Skills, expertise and experience
Mr Moosa is currently the deputy chairman of Lereko Investments (Pty) Ltd, Sappi's Strategic Black Economic Empowerment partner. He has held numerous leadership positions across business, government, politics and civil society in South Africa. His previous positions include South African Minister of Constitutional Development; South African Minister of Environmental Affairs and Tourism; chairman of Eskom; the President of the International Union for the Conservation of Nature; and chairman of the UN Commission for Sustainable Development, and he was a long serving national executive committee member of the African National Congress.
Karen Rohn Osar (Independent) Age: 63 Qualifications: MBA, Finance Nationality: American Appointed: May 2007

Sappi board committee memberships
Audit Committee

 Other board and organization memberships
Innophos Holdings, Inc. (also Chairperson of Audit Committee)
Webster Financial Corporation (also Chairperson of Audit Committee)

 Skills, expertise and experience
Ms Osar was executive vice president and chief financial officer of speciality chemicals company Chemtura Corporation until her retirement in March 2007. Prior to that, she held various senior management and board positions in her career. She was vice-president and treasurer for Tenneco, Inc. and also served as chief financial officer of Westvaco Corporation and as senior vice-president and chief financial officer of the merged MeadWestvaco Corporation. Prior to those appointments she spent 19 years at JP Morgan and Company, becoming a managing director of the Investment Banking Group. She has chaired several external board audit committees.

Bridgette Radebe (Independent) Age: 52 Qualifications: BA (Pol Sc and Socio) Nationality: South African Appointed: May 2004

Sappi board committee memberships
Social, Ethics, Transformation and Sustainability Committee

 Other board and organization memberships
Mmakau Mining (Pty) Ltd (Executive Chairperson)
South African Mining Development Association (President)
New Africa Mining Fund (founder and Board Trustee)

 Skills, expertise and experience
Ms Radebe was the first black South African deep level hard rock mining entrepreneur in the 1980s. She has more than a decade of experience in contract mining, mining construction and mining mergers and acquisitions. She is founder of Mmakau Mining which has investments in platinum, coal, chrome and gold mines. She participated in the design of the South African Mining Charter and present mining legislation.

Sir Anthony Nigel (Nigel) Russell Rudd**
(Independent)
Age: 66
 Qualifications: DL, Chartered Accountant
 Nationality: British
 Appointed: April 2006
** Professor Feldberg retires in December 2012, when Sir Nigel Rudd becomes lead independent director.

Sappi board committee memberships
Human Resources and Compensation Committee
Nomination and Governance Committee
 Other board and organization memberships
Heathrow Airport Holdings Limited (Chairman)
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

Rudolf Thummer (Independent) Age: 65 Qualifications: Dr Techn, Dipl-Ing Nationality: Austrian Appointed: February 2010

Sappi board committee memberships
Social, Ethics, Transformation and Sustainability Committee

 Skills, expertise and experience
Dr Thummer joined the Sappi board after having served many years in the pulp and paper industry. He joined Hannover Papier in 1979 (later purchased by Sappi) as manager of Research and Development. In 1982, he became the paper mill manager at Alfeld Mill and in 1990 he was appointed technical director of this mill. In 1992, Dr Thummer became an Executive Board Member of the Hannover Papier Group, responsible for Manufacturing at the Alfeld and Ehingen Mills. In 1998, he moved to Sappi Fine Paper Europe based in Brussels as Technical Director and Executive Board Member. He served as Group Head Technology of Sappi Limited from January 2006 up to his retirement at the end of December 2007.

Executive directors

Roeloff (Ralph) Jacobus Boëttger Chief Executive Officer Age: 51 Qualifications: BAcc Hons, CA(SA) Nationality: South African Appointed: July 2007

Sappi board committee memberships
Social, Ethics, Transformation and Sustainability Committee.
Attends meetings of all other board committees by invitation.

 Skills, expertise and experience
At the age of 34 he was appointed chief executive officer of Safair and the next year appointed to the executive committee of Safmarine Limited. From 1998 until July 2007, he was with Imperial Holdings when Imperial acquired Safair. From 2002, he was an executive director of Imperial Holdings with responsibility for their local and international logistics operations, the aviation division and the heavy commercial vehicle distribution operations. His field of responsibility encompassed businesses operating in southern Africa, numerous European countries, the Middle East and Asia. He is well versed in managing an operation with diverse cultures.

Stephen (Steve) Robert Binnie***
Chief Financial Officer
Age: 45
 Qualifications: BComm, BAcc, CA(SA), MBA
 Nationality: British
 Appointment: September 2012

*** Mr Binnie joined Sappi as CFO-designate on July 09, 2012, and on the retirement of Mark Thompson, became CFO and joined the Sappi Limited board as an executive director on September 01, 2012.

Sappi board committee memberships
Expected to attend Audit Committee meetings by invitation.

 Skills, expertise and experience
Mr Binnie joined Sappi in July 2012 as Chief Financial Officer designate and was appointed Chief Financial Officer and executive director from September 01, 2012. Prior to joining Sappi, he held various senior finance roles and was most recently Chief Financial Officer of Edcon (Pty) Limited for ten years after having been financial manager at Investec Bank Limited for four years.

Senior Management

        Mark Gardner (56) BSc (Industrial Technology), President and Chief Executive Officer of Sappi Fine Paper North America

        Mr Gardner was named President and Chief Executive Officer of Sappi Fine Paper North America (SFPNA) in 2007 and is responsible for leading all Sappi operations in the region. That same year, he was also appointed to the SFPNA board. He joined Sappi in 1981 and his experience includes serving as the Vice President of Manufacturing and Vice President of Supply Chain, prior to which he worked in a variety of production management roles at Sappi, including Production Manager at the Westbrook Mill, Paper Mill Manager at the Somerset Mill, Managing Director at the Muskegon Mill and Director of Engineering and Manufacturing Technology at the regional head office in Boston.

        In 2009, Mr Gardner received the TAPPI (Technical Association of the Pulp and Paper Industry)/PIMA (Paper Industry Management Association) Executive of the Year Award. The award is the highest recognition for leadership and management given by PIMA. He currently serves on the board of directors of the American Forest and Paper Association. In September 2012, he was appointed to the Board of Trustees for the University of Maine.

        Alexander van Coller Thiel (51) BSc Mechanical Engineering, MBA (Financial Management and IT), Chief Executive Officer of Sappi Southern Africa

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

        In January 2003, he became the director logistics, reporting to the chief executive officer of Sappi Fine Paper Europe. He was appointed as group head procurement, Sappi Limited in January 2008 and integration executive, in charge of the integration of the acquired business into Sappi's operations, in September 2008. He led a project to redefine and implement Sappi's 'go-to-market' strategy in Europe from October 2009. Mr Thiel was appointed chief executive officer of Sappi Southern Africa with effect from December 01, 2010.

        Berend (Berry) John Wiersum (57) MA (Medieval and Modern History), Chief Executive Officer of Sappi Fine Paper Europe

        Mr Wiersum joined Sappi in January 2007 as chief executive officer Sappi Fine Paper Europe. Prior to joining Sappi, Mr Wiersum was a freelance mergers and acquisitions consultant for one year. He previously was managing director of Kappa Packaging and member of the management board in Eindhoven (The Netherlands) where he was responsible for overseeing over 90 packaging plants across Europe, Russia, the Middle East and North Africa. Mr Wiersum was chairman of Cepi (Confederation of European Paper Industries) from 2011 to 2012.

        Andrea Rossi (59) BSc Eng (Hons), C Eng, Group Head Technology

        Mr Rossi joined Sappi in 1989. Prior to becoming group head technology, Mr Rossi held numerous roles in the company including project director Sappi Saiccor 'Amakhulu' expansion project, Sappi Kraft manufacturing director, managing director Sappi Forests, general manager Enstra Mill, and engineering services manager for Sappi Management Services.

        Lucia Adele Swartz (55) BA, Dip HR, Group Head Human Resources

        Ms Swartz joined Sappi in May 2002 in her current position. Prior to joining Sappi she worked for the Seagram Spirits and Wine Group as human resources director, Global Functions based in New York.

        Maarten van Hoven (39) BProc, LLM (International Business Law), Group Head Strategy and Legal

        Mr van Hoven joined Sappi in December 2011. He is an admitted attorney of the High Court in South Africa and has held various positions at the South African Competition Commission, most recently as Divisional Manager: Mergers & Acquisitions. As well as being on the group Executive Committee he has joined the boards of Sappi Fine Paper Europe, Sappi Fine Paper North America and Sappi Southern Africa.

Executive Officers

        The executive directors and the people listed as senior leadership above are the executive officers of Sappi.

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

Board Practices

        At every annual general meeting, as near as possible to, but not less than, one third of the directors (excluding any director appointed after the conclusion of the preceding annual general meeting, the Chief Executive Officer and the Managing Director) are required to retire from office but are eligible for re-election. The directors to retire are those who have been longest in office since their last election, or as between directors who have been in office for an equal length of time since their last election, in the absence of agreement, determined by lot. In addition, the appointment of any director appointed since the last annual general meeting will be required to be confirmed. Any director so appointed will also retire at the meeting and be eligible for re-election.

        The following table sets forth the terms of office of the Directors.

Name	Start of term	Latest date of end of term
Godefridus Peter Franciscus Beurskens	2012	2015
Stephen Robert Binnie(1)	2012	2013
Roeloff Jacobus Boëttger	2008	—*
Daniël Christiaan Cronjé	2011	2014
Michael Anthony Fallon	2012	2015
Meyer Feldberg(2)	2011	2012
Deenadayalen Konar	2012	2015
Nkateko Peter Mageza	2012	2015
John David McKenzie	2012	2015
Mohammed Valli Moosa	2011	2014
Karen Rohn Osar	2011	2014
Bridgette Radebe	2011	2014
Sir Nigel Anthony Russell Rudd	2012	2015
Rudolf Thummer	2010	2013

*
In terms of the existing memorandum of incorporation (articles of association) as reflected above, any Chief Executive Officer and Managing Director are not required to retire by rotation.

(1)
Mr Binnie joined the board with effect from September 01, 2012.

(2)
Professor Feldberg will retire from the board at the end of December 2012.

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

        The Audit Committee is appointed by shareholders at the annual general meeting each year and consists of five independent non-executive directors of the Board (Deenadayalen Konar (Chairman), Godefridus (Frits) Peter Franciscus Beurskens, Michael Anthony Fallon, Nkateko Peter Mageza and Karen Rohn Osar) and is directed by a specific mandate from the Board. The adequacy of the mandate is reviewed and reassessed annually. The Chairman of the group attends Committee meetings ex-officio. The Audit Committee meets with senior management, which includes the Chief Executive Officer and the Chief Financial Officer, at least four times a year. The external and internal auditors attend these meetings and have unrestricted access to the Committee and its Chairman. The Audit Committee also meets at least once per year with the management Disclosure Committee. The external and internal auditors meet privately with the Audit Committee Chairman on a regular basis. The Audit Committee Chairman attends the annual general meeting. Deenadayalen Konar has been designated as the Audit Committee's financial expert. The Chief Executive Officer and the Chief Financial Officer attend meetings by invitation together with various management representatives.

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

Human Resources and Compensation Committee

        The Human Resources and Compensation Committee of the Board consists of four independent non-executive directors (Meyer Feldberg, the Chairman of the Committee, Nkateko Peter Mageza, John David McKenzie and Sir Anthony Nigel Russell Rudd). The responsibilities of the Committee are, among other things, to determine human resource policy and strategy, and regarding compensation, mainly to determine the remuneration and incentives in respect of the Chief Executive Officer and those executives reporting directly to the Chief Executive Officer. The Chairman of the group attends meetings of the committee ex officio. The Chief Executive Officer and the Group Head Human Resources attend meetings by invitation.

Social, Ethics, Transformation and Sustainability Committee

        The Social, Ethics, Transformation and Sustainability Committee of the Board consists of 3 independent non-executive directors, John "Jock" David McKenzie (Chairman), Bridgette Radebe, and

Dr. Rudolf Thummer, as well as one non-executive director—Mohammed Valli Moosa and the Chief Executive Officer, Mr. Roeloff "Ralph" Jacobus Boëttger. The Committee is constituted as a statutory committee of the Board of Sappi Limited in terms of section 72(4) of the Companies Act no 71 of 2008 read with regulation 43 of the Companies Regulations, 2011 ("the Regulations") and as a committee of the Board in respect of all other duties assigned to it by the Board.

        The role of the Committee is to assist the board with the oversight of Sappi and to provide guidance to management's work in fulfilling its duties in the fields of social, ethics, transformation (relevant to South Africa) and sustainability. The Chairman of the group attends meetings of the committee ex officio. Various executives and senior managers attend meetings by invitation.

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

Employees

        The following table sets forth the number of full-time equivalent employees as at the close of each fiscal year ended September.

	2012	2011	2010
Sappi Fine Paper North America	2,185	2,224	2,247
Sappi Fine Paper Europe	5,765	6,025	6,659
Sappi Southern Africa	5,856	6,378	6,446
Sappi Trading	145	149	148
Other	88	86	86

Total	14,039	14,862	15,586

Sappi Fine Paper North America

        Approximately 65% of employees are represented by eleven collective bargaining agreements with seven different unions. The majority of Sappi Fine Paper North America's hourly employees are represented by the United Steelworkers (USW) union. The labor contract with the Cloquet USW union expired in May 2012 and is operating pursuant to an extension while the parties continue to negotiate. The labor contracts with the Somerset and Westbrook USW unions expire in August 2013 and August 2014, respectively.

        Sappi Fine Paper North America has experienced no work stoppage in the past twenty one years and believes that its relationship with its employees is satisfactory. In maintaining this relationship, we hope to reach agreements with our unions as contracts expire. In the event that an agreement cannot be reached with any of the unions and a prolonged work stoppage ensues, curtailment of output could negatively impact our business.

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

        During fiscal 2012, we announced and started implementing the transfer and outsourcing of some central administrative functions from various Sappi Fine Paper Europe locations to Cracow, Poland. The transfer of approximately 60 positions is expected to be completed by March 2013. In addition we implemented approximately 70% of the fixed cost reduction (about 330 positions, announced in the summer of 2011) across all our manufacturing sites.

        There were no work stoppages across our European organization except in Lanaken for one full day in the context of a nation-wide strike in Belgium against planned reduction of state social security and other benefits.

Southern Africa

        In our southern African operations 46% of employees are represented by four trade unions. Our wage negotiations with recognized trade unions take place at the Pulp and Paper Bargaining Council and Saw Milling Chamber in South Africa, and our agreements are generally annual. Most of the union members in this region are blue collar workers and artisans. The 2012 wage negotiations were successfully concluded in August 2012 without any disruption to production due to industrial actions. We agreed wage increases for our pulp and paper operations at 7.5% and for our sawmills at 7%.

        The southern African region has one of the highest infection rates of HIV/AIDS in the world. The HIV/AIDS programme is aimed at addressing the effects of HIV/AIDS on our employees and its impact on our business. Strategic interventions to manage the pandemic and prevent new infections were initiated in 1992. The key elements of the HIV/AIDS management programme include health risk assessments and counseling services. The health risk assessment mechanism assesses the health risk levels among our employees, and channels the high risk individuals into various managed programs. Sappi Southern Africa has now reached a position where more than 56.3% of our southern African employees check their HIV status every year. Regular voluntary counseling and testing ("VCT") ensures that we achieve early diagnosis of HIV infection to ensure timely access to care.

        Following the first anonymous voluntary prevalence tests in 2003, a fourth comprehensive voluntary study was conducted during 2012 in all of our southern African operations. Based on a participation rate of greater than 80%, at the locations tested, we estimate that the overall infection rate in our southern African operations has stabilized at approximately 14.9%, which compares favorably with the national average (19.2%). In response to these surveillance results, renewed focus has been placed on the HIV/AIDS management programme so as to further contribute to the effective containment of the pandemic. We estimate that approximately 63% of our employees that are HIV/AIDS positive participate in our HIV/AIDS managed care programs. Furthermore, the impact of HIV/AIDS on a company is generally reflected in the mortality rate of its employees. Sappi Southern Africa's mortality rate has more than halved from a high level of 1.12% in 2005 to a rate of 0.68% in fiscal 2012.

        Each Sappi operation in southern Africa has also identified the relevant role players in their geographical area and is working with them on the implementation of a comprehensive HIV/AIDS programme, thereby eliminating duplication and making optimum use of relevant resources through private-public sectors partnerships.

        The Employment Equity Act which was promulgated in 1998 (No. 55 of 1998) requires certain employers to implement affirmative action measures designed to ensure that suitably qualified persons from previously disadvantaged groups (Blacks, Coloreds and Indians) have equal opportunities and are equitably represented in all occupational categories and levels in the workforce. In addition, the amended Act requires a ballot process prior to commencing with any labor strike. In complying with the Act, Sappi Southern Africa has developed the Transformation Charter, which is a strategy document aimed at driving organizational transformation and that supports the Employment Equity initiatives. A Transformation Committee comprising executive managers has been established to lead and oversee the company's compliance with the Transformation Charter, Employment Equity and BBBEE commitments. All South African companies who by law have to comply with the Act, have to report annual progress on Employment Equity to the Department of Labour. The 2013 Employment Equity report will be submitted in January 2013 as per the Department of Labour schedule.

        The Skills Development Act (No. 97 of 1998), Skills Development Levies Act (No. 9 of 1999) and the National Qualifications Framework Act (67 of 2008) were promulgated to address skills shortage. This has been cited as a major obstacle to economic growth, social development and sustainable employment growth in South Africa. There has been significant attention given to comply with these Acts, through the Employment Equity forum. A mandatory company skills levy of 1% of total payroll, specified in accordance with the Skills Development Levies Act, was paid to the Fibre Processing and Manufacturing Sectorial Education Authority ("FPM SETA"). The percentage of this skills levy is claimable as a discretionary grant, based on the company's implementation of the learning and development programs.

        A priority and focus of Sappi Southern Africa is to improve the business competitiveness and profitability. We identified certain improvement plans including restructuring the business through managing and better aligning overheads to our business strategy. Restructuring within Sappi Southern Africa commenced in July 2011, where approximately 1,000 employees were affected, of which 694 employees were retrenched in fiscal 2012. The Adamas Mill was closed and 174 employees were retrenched by August 2011. Other restructuring processes took place within support services and operations. A hub functional structure for support services was adopted with the aim of reducing duplication of activities, inefficiencies and high overheads as well as increasing economies of scale. Further restructuring commenced during October 2012 with the mothballing of Paper Machine 4 at our Tugela Mill, which will result in approximately 300 employees being retrenched or redeployed and this process is expected to be finalized during December 2012.

 Share Ownership

The Sappi Limited Share Incentive Trust ("Scheme")

        We have offered a share purchase scheme to eligible officers and employees since 1979. During March 1997, The Sappi Limited Share Incentive Trust, as amended from time to time (the "Share Incentive Scheme"), was adopted at the Annual General Meeting of Sappi Limited. Under the Share Incentive Scheme, Officers or other employees of Sappi, its subsidiaries and other entities controlled or jointly controlled by Sappi selected by the Sappi Board of Directors are offered the opportunity to acquire shares ("Scheme Shares"), options to acquire shares ("Share Options") or rights and options to enter into agreements with the Sappi Limited Share Incentive Trust to acquire shares ("Allocation Shares"). Participants have only been offered Share Options in recent years.

        The JSE Limited (Johannesburg Stock Exchange) amended Schedule 14 of its Listings Requirements in its entirety. As a result the Sappi Limited Share Incentive Trust revised its rules in fiscal 2009 to comply with the new Schedule 14. The main change for the Scheme is the limitation of Trustees and Sappi Limited Board of Directors' discretionary powers relating to prospective Scheme share issues to its participants. Other minor amendments to the rules were also made to comply with the new requirements. The JSE has approved the revised Sappi Limited Share Incentive Trust rules. The revised rules became effective in January 2011. See "Item 19—Exhibits—Exhibit 4.1" for the Sappi Limited Share Incentive Trust rules as approved by the Company and the JSE.

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

        The JSE Limited (Johannesburg Stock Exchange) amended Schedule 14 of its Listings Requirements in its entirety. As a result the Sappi Limited Performance Share Incentive Trust revised its rules in fiscal 2009 to comply with the new Schedule 14. The main change for the Plan is the limitation of Trustees and Sappi Limited Board of Directors' discretionary powers relating to prospective plan conditional share awards to its participants. Other minor amendments to the rules were also made to comply with the new requirements. The JSE has approved the revised Sappi Limited Performance Share Incentive Trust rules. The revised rules became effective in January 2011. See "Item 19—Exhibits—Exhibit 4.14" for the Sappi Limited Performance Share Incentive Trust rules as approved by the Company and the JSE.

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

Directors and Senior Management

        At the end of fiscal 2012, certain Directors and Senior Management of Sappi had been granted an aggregate of 165,220 Share Options and 3,078,000 Performance Shares. None of the Directors and Senior Management of Sappi holds more than 1% of our issued share capital. See notes 33 to 35 to our group Annual Financial Statements contained elsewhere in this Annual Report for details individually by director and for senior management, of participation in the Sappi Limited Share Incentive Trust and the Sappi Limited Performance Share Incentive Trust.

        The director Mr M V Moosa is the Deputy Chairman of Lereko Investments (Pty) Ltd and holds 31.8% of Lereko Investments. Lereko Investments holds 1,971,693 Sappi Limited shares as part of the BEE transaction.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information with respect to the ownership of the ordinary shares, R1.00 par value, of Sappi Limited by the shareholders of record of Sappi Limited as of September 28, 2012, holding 5% or more of the outstanding ordinary shares. There have been no significant changes in percentage of ownership by any major shareholder during fiscal 2012, 2011 and 2010.

Name of Registered Holder	Number of Shares	Percentage
Nedcor Bank Nominees Limited(1)	156,731,527	30.1
Standard Bank Nominees (Transvaal) (Pty) Limited(1)(2)	134,104,113	25.7
First National Nominees (Pty) Limited(1)	98,060,202	18.8
ABSA Nominees (Pty) Limited(1)	65,760,529	12.6
Public Investment Commissioner (PIC)	54,428,941	10.5
All Directors and Executive Officers as a Group	930,287	0.18

(1)
The registered holders have advised us that they hold shares for numerous clients.

(2)
Includes all the ADS shares which are held through the Standard Bank Nominees (Transvaal) (Pty) Limited.

        The authorized share capital of Sappi Limited which consisted of 325,000,000 Ordinary Shares as of September 28, 2008, was increased to 1,325,000,000 on November 04, 2008, and was subsequently reduced to 725,000,000 on March 02, 2009. On April 29, 2010, the authorized share capital was increased by 19,961,476 "A" Ordinary Shares with a par value of ZAR1.00 per "A" Ordinary Share. The "A" Ordinary Shares rank pari passu with the ordinary shares in all respects except for dividend entitlements where the "A" Ordinary Shares are entitled to 50% of the dividends payable on the ordinary shares.

        On June 11, 2010 Sappi issued 4,328,359 Ordinary Shares and 19,961,476 "A" Ordinary Shares, as part of the BEE transaction. See "—Related Party Transactions" and Notes 17 and 28 of our group Annual Financial Statements contained elsewhere in this Annual Report for details relating to the BEE transaction.

        As of September 30, 2012, the issued Ordinary Share capital consisted of 541,446,223 Ordinary Shares, of which 20,601,761 Ordinary Shares are held in treasury. The remaining 520,844,462 issued Ordinary Shares have full voting rights. The issued "A" Ordinary Share capital consisted of 19,961,476 "A" Ordinary Shares, issued as part of the BEE transaction. The issued "A" Ordinary Shares are treated as treasury shares as the share trusts owning such shares are considered special purpose entities under IFRS. The "A" Ordinary treasury shares differ from the 20,601,761 Ordinary Shares held in treasury, in that the "A" Ordinary treasury shares have full voting rights. The Ordinary Shares are listed shares, whilst the "A" Ordinary shares are unlisted shares. The "A" Ordinary Shares have the potential to convert into Ordinary Shares in 2019. See "—Related Party Transactions" for a summary of the conversion into Ordinary Shares.

        It is common in South Africa for shares to be held through nominees. As of September 28, 2012, the four largest ordinary share, shareholders of record (all of which are nominees) owned approximately 89.3% of the shares. We believe that, as of September 28, 2012, based on registered addresses and disclosure by nominee companies, 16% of our shares were held beneficially in North America, 75% of our shares were held beneficially in South Africa and 9% of our shares were held beneficially in Europe and elsewhere, excluding the shares owned by our subsidiaries.

        On September 28, 2012, there were 35 registered holders of ADSs holding 7,985,332 ADSs, representing 1.5% of our issued share capital.

        Pursuant to the Companies Amendment Act Number 37 of 1999, where securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interest in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every three-month period to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and price of securities issued by that issuer held on behalf of each such person. We have authorized JP Morgan Cazenove to conduct a monthly investigation into the beneficial ownership of Sappi Limited shares including those in nominee holdings. All beneficial holdings are investigated to determine whether there are any shareholders who hold 5% or more of our shares and these investigations have as of September 28, 2012, revealed the following beneficial holders of more than 5% of the issued share capital of Sappi Limited:

Name of Shareholder	Number of Shares	Percentage
Public Investment Commissioner (South Africa)	54,428,941	10.5

        Further, as a result of these investigations, we have ascertained that some of the shares registered in the names of the nominee holders are managed by various fund managers and that, as of September 28, 2012, the following fund managers were responsible for 5% or more of the issued share capital of Sappi Limited.

Name of Fund Manager	Number of Shares Managed	Percentage
Allan Gray Investment Council (South Africa)	111,124,997	21.4
Investec Asset Management (South Africa)	78,606,338	15.1
Coronation Fund Managers (South Africa)	53,977,823	10.4

        Under South African law, there is no obligation on the part of our shareholders to disclose to us arrangements or understandings that may exist between or amongst them with respect to the holding or voting of shares unless such arrangement or understanding constitutes an affected transaction under the South African Companies Act, No. 71 of 2008. An "affected transaction" in respect of a company includes a transaction or series of transactions amounting to the disposal of all or the greater part of the assets or undertaking of the company, an amalgamation or merger involving the company, a scheme of arrangement between a company and its shareholders, the acquisition of, or announced intention to acquire, a beneficial interest in voting securities of the company, the announced intention to acquire a beneficial interest in the remaining voting securities of the company not already held by a person or persons acting in concert, a mandatory offer for the company's voting securities and a compulsory acquisition of the company's voting securities.

        In November and December 2008, Sappi conducted a renounceable rights offer of 286,886,270 new ordinary shares of ZAR1.00 each to qualifying Sappi shareholders recorded in the shareholders register at the close of business on Friday November 21, 2008, at a subscription price of ZAR20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The rights offer was fully subscribed and the shareholders received their shares on December 15, 2008. The rights offer raised ZAR5,815,184,693 (approximately US$575 million) which was used to partially finance the acquisition of the coated graphic paper business of M-real Corporation (now known as Metsä Board) and related costs.

        On December 31, 2008, a €32 million equivalent in ZAR portion of the acquisition consideration was funded through the issue of 11,159,702 ordinary shares of Sappi Limited to M-real Corporation (now known as Metsä Board) (the "Consideration Shares"), with the actual number of such Consideration Shares having been determined based on the average weighted closing price of the shares and certain adjustments in respect of the rights offering and other anti-dilutive protections.

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

        In April 2006 Sappi announced a BEE transaction (the "Plantation BEE Transaction") with Lereko Property Company (Pty) Limited ("LPC"), a BEE company set up to house a consortium consisting of Lereko Investments (Pty) Limited, AMB Capital Limited and Malibongwe Women Development Trust (collectively, the "Strategic Partners"), pursuant to which LPC acquired a 25% undivided share in Sappi's South African plantation land, excluding the value of the plantations, owned by Sappi and/or Sappi Southern Africa (Pty) Ltd (previously Sappi Manufacturing), coupled with the right to develop the land not utilized for forestry operations. Sappi Southern Africa retained the right of use over all the land under the underlying arrangements. As part of the Plantation BEE Transaction, 30% of LPC was set aside for the benefit of certain categories of Sappi's South African employees, who did not participate in any Sappi share incentive scheme. The balance of the shareholding in LPC was held by Lereko Investments (46.19%), Malibongwe (10.14%) and AMB Capital (13.67%).

        However, the Plantation BEE Transaction did not meet Sappi's undertakings under the Forestry Charter gazetted in June 2009 (which sets the objectives and principles for BEE in the forestry industry and includes the BEE scorecard and targets to be applied, as well as certain undertakings by government and South African forestry companies to assist the forestry industry to achieve its BEE targets). Accordingly, Sappi decided to unwind the Plantation BEE Transaction, which resided at a South African subsidiary level, and to implement the BEE Transaction, a new sustainable transaction of equivalent value at the holding company level using its listed securities.

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

        The total value of the BEE Transaction, based on the 30 day volume weighted average price ("VWAP") of Sappi's ordinary shares as at Friday February 05, 2010 of ZAR33.50 amounted to approximately ZAR814 million (US$115 million). As part of the BEE transaction, Sappi issued an aggregate of approximately 24.3 million shares, comprising approximately 4.3 million Ordinary shares and approximately 20 million "A" Ordinary shares. The value of their shareholding in LPC attributable to the Strategic Partners is ZAR102.1 million and the value of the South African employees' 30% entitlement in LPC, which will be held through the ESOP Trust, is ZAR42.9 million.

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

Legal Proceedings

        We become involved from time to time in various claims and lawsuits incidental to the ordinary course of our business. We are not currently involved in any such claims or lawsuits which, individually or in the aggregate, are expected to have a material adverse effect on our business, assets or properties (see note 26 to the group annual financial statements contained elsewhere in this report).

North America

        Westbrook Mill and the Department of Inland Fisheries and Wildlife State of Maine.    On June 29, 2009, the Commissioner of the Department of Inland Fisheries and Wildlife, State of Maine (the "Commissioner"), issued a decision requiring Sappi Fine Paper North America to install a fish passage at the Cumberland Mills dam associated with the Westbrook Mill, the most downriver dam on the Presumpscot River. Pursuant to a final order issued by the Commissioner, construction of the fish passage must be completed by May 01, 2013. Costs associated with construction and related engineering of this fish passage are estimated to be approximately US$4 million to US$5 million. Fish passage at the next dam upstream, the Saccarappa hydrofacility, must be operational two years after the Cumberland Mills dam fish passage is completed (i.e., during the spring of 2015). Installation of the Cumberland Mills dam fish passage may also trigger, over a period of approximately ten years, the obligation to install fish passages for at least some of Sappi Fine Paper North America's other upstream hydrofacilities as well, to allow natural fish migration and thus promote the restoration of native species to the river. The total cost of all fish passages associated with Sappi Fine Paper North America's dams along the Presumpscot River is estimated to be in the range of approximately US$18 million to US$28 million, which includes costs expected to be incurred in the next several years for the fish passage on the Cumberland Mills dam and Saccarappa hydrofacility as well as estimated costs for upstream fish passages which may be incurred in the future. Because construction of additional fish passages depends on several future contingencies, including the results of data gathering on fish populations in the river, Sappi Fine Paper North America does not know the precise timing for incurring related future costs, assuming such obligations are triggered.

South Africa

        The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. This process is expected to continue for many years. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues. There are currently 60 open land claims against us, of which 42 are in the province of Mpumalanga and 18 are in the province of KwaZulu-Natal. So far, 23 of the claims in KwaZulu-Natal have been withdrawn as have 2 in Mpumalanga. Another 9 claims in KwaZulu-Natal are in the process of being settled. In addition, we have made an offer for the settlement of 4 further claims in KwaZulu-Natal and 21 claims in Mpumalanga. These settlements involve the sale of the portions of the land subject to the respective claims at prices to be agreed with the Commissioner on Restitution of Land Rights, alternatively the claimants have opted for payment of compensation from the Government in lieu of land. The remaining claims have not been finalized and are still under investigation by the Regional Land Claims Commissioner.

        In September 2012, the Competition Commission of South Africa notified Sappi that it has initiated an investigation into alleged anti-competitive behaviour between Sappi and a competitor in the South African pulp and paper market. We understand that the investigation is at an early stage.

Dividends

        We consider the payment of dividends on an annual basis. Taking into account the global financial market conditions, our investments in dissolving wood pulp, and our priority to reduce indebtedness and preserve liquidity, the Board of Directors decided not to declare a dividend for fiscal 2012. No dividend was paid in fiscal 2011and 2010 respectively.

        Our ability to pay dividends is restricted by the terms of the Revolving Credit Facility and the 2017 Notes, 2018 Notes, 2019 Notes and 2021 Notes. Under the Revolving Credit Facility and the OeKB Facility, we cannot declare or pay any cash dividends in, among others, the following circumstances:

  (a)
  an event of default has occurred and is continuing;

  (b)
  the aggregate amount of such dividends would exceed 100% of the net aggregate profits of the group (after adjusting for special items and the tax effects thereon);

  (c)
  the ratio of net debt to EBITDA calculated on a pro-forma basis exceeds 4.00:1.

        Under the 2017 Notes, 2018 Notes, 2019 Notes and 2021 Notes, we are restricted from making restricted payments (which term includes cash dividend payments) except if:

  (a)
  no event of default has occurred and is continuing (or would occur as a result of such payment); and

  (b)
  after giving pro forma effect to the payment and certain other transactions, the ratio of consolidated EBITDA to fixed charges (net finance costs) is greater than 2.00:1; and

  (c)
  the aggregate amount of restricted payments (including the contemplated restricted payment) since July 29, 2009 is less than the sum of 50% of consolidated net income (or if a deficit, 100% of such deficit) from such date to the end of the most recent quarterly reporting period, 100% of cash equity contributions and certain other amounts since such date.

        The restrictions summarized above are subject to various exceptions, certain of which are significant. Terms used above have the meaning ascribed to them in the relevant agreements. For the full terms of the restrictions on dividend distributions and exceptions thereto, see "Item 19—Exhibits—Exhibit 4.10, Exhibit 4.12, Exhibit 4.18, Exhibit 4.19, Exhibit 4.20, Exhibit 4.21, Exhibit 4.23, Exhibit 4.24 and Exhibit 4.25".

        Under the South African Companies Act any distribution, including dividends, is subject to the Company meeting the solvency and liquidity requirements of the Act. Holders of American Depositary Receipts ("ADRs") on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the Deposit Agreement among us, The Bank of New York Mellon and the ADR holders (the "Deposit Agreement"). There is no restriction under South African exchange control regulations on the free transferability of cash dividends to non-resident shareholders or ADS holders (provided the necessary endorsements are obtained). See "Item 10—Additional Information—Exchange Controls".

        South African companies paid Secondary Tax on Companies ("STC") until March 31, 2012 at a flat rate of 10% in respect of the amount of dividends declared by the company less certain dividends which accrue to the company during its relevant "dividend cycle". STC has been replaced with a dividend withholding tax ("DWT") with effect from April 01, 2012. The DWT is imposed on the shareholder and not on the company and is levied on the shareholder at a rate of 15%, subject to a reduction in terms of an applicable Double Taxation Agreement. In contrast to STC, the new DWT is a tax on the shareholder, although it is collected as a withholding tax by the company paying a dividend, which implies that Sappi Limited incurs the obligation to withhold the DWT.

Significant Changes

        Except as otherwise disclosed in this Annual Report, no significant change has occurred in our financial position since September 30, 2012.

ITEM 9.    THE OFFER AND LISTING

Offer and Listing Details

        The table below sets forth, for the periods indicated, the high and low prices of trading activity in the shares on the JSE Limited ("JSE"), as reported by the JSE and adjusted for the dilution effects of the rights issue discussed below; and the high and low prices of trading activity in the ADSs on the New York Stock Exchange ("NYSE"), as reported by the NYSE and adjusted for the dilution effects of the rights issue discussed below.

        In November and December 2008, Sappi conducted a renounceable rights offer of 286,886,270 new ordinary shares of ZAR1.00 each to qualifying Sappi shareholders recorded in the shareholders register at the close of business on Friday November 21, 2008, at a subscription price of ZAR20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The rights offer was fully subscribed and the shareholders received their shares on December 15, 2008. The rights offer raised ZAR5,815,184,693 (approximately US$575 million) which was used to partly finance the acquisition of the coated graphic paper business of M-real Corporation (now known as Metsä Board) and related costs.

	Shares		ADSs
	High(1)	Low(1)	High(1)	Low(1)
	(SA cents per share)		(US$ per ADS)
Annual highs and lows
Fiscal 2012	2,999	2,092	3.73	2.57
Fiscal 2011	3,962	2,107	5.95	2.92
Fiscal 2010	3,792	2,539	5.14	3.27
Fiscal 2009	5,403	1,290	6.41	1.24
Fiscal 2008	7,661	4,700	9.98	5.72
Quarterly highs and lows
2012
Fourth quarter	2,700	2,250	3.30	2.65
Third quarter	2,942	2,574	3.66	3.05
Second quarter	2,840	2,330	3.67	2.86
First quarter	2,580	2,120	3.16	2.62
2011
Fourth quarter	3,506	2,107	5.18	2.92
Third quarter	3,725	3,323	5.53	4.84
Second quarter	3,920	3,320	5.49	4.58
First quarter	3,962	3,265	5.95	4.80
Monthly highs and lows
2012
October	2,531	2,360	2.83	2.64
September	2,510	2,250	3.00	2.65
August	2,470	2,260	2.94	2.65
July	2,700	2,425	3.30	2.77
June	2,863	2,665	3.42	3.08
May	2,800	2,574	3.60	3.05

(1)
Historical share prices relating to December 2008 shown in the table above have been adjusted where applicable by 1.58 (an adjustment factor) for the effect of the issuance of 286,886,270 new ordinary shares of ZAR1.00 each, at a subscription price of ZAR20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The adjustment factor applied to historical share prices was based on the theoretical ex-rights price ("TERP") calculation explained below.

TERP is the [(Number of new shares multiplied by the Subscription price) plus the (Number of shares held multiplied by the Ex-dividend share price)] all divided by the (Number of new shares plus the number of shares held prior to the rights offer).

The adjustment factor of 1.58 is calculated using the Pre-announcement price divided by the TERP.

        On November 27, 2012, the closing price for our shares on the JSE was 2,822 SA cents per share and the closing price of the ADSs on the NYSE was US$3.18 per ADS.

Markets

        The principal market for the ordinary shares of Sappi Limited is the JSE. The ordinary shares of Sappi Limited were also listed on the London Stock Exchange until November 02, 2009, at which time the shares were delisted from the London Stock Exchange. On November 05, 1998, ADRs evidencing ADSs of Sappi Limited commenced trading on the NYSE under the symbol "SPP". The Bank of New York serves as depositary ("the Depositary") with respect to the ADSs. Prior to the commencement of trading of the ADSs on the NYSE, our ordinary shares were traded in the United States in the over-the-counter market pursuant to a sponsored unrestricted American Depositary Receipt facility established in 1994. Price data relating to that trading is not considered meaningful and has not been included in this Annual Report.

        On October 26, 1999, Sappi and The Bank of New York amended the Deposit Agreement to change, with effect from October 27, 1999, the number of ordinary shares represented by each ADS from 10 ordinary shares per ADS to one ordinary share per ADS.

The JSE Limited

        The JSE Limited ("JSE") was formed in 1887 and provides facilities for the buying and selling of a wide range of securities, including equity, corporate debt securities, warrants in respect of securities, as well as Krugerrands. The JSE is a self-regulatory organization operating under the supervision of the South African Ministry of Finance, through the Financial Services Board and its representative, the Registrar of Stock Exchanges.

        The market capitalization of South African equity securities was ZAR6,893.2 billion as at October 02, 2012. The actual float available for public trading is significantly smaller than the aggregate market capitalization because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization at the end of the period) was 47% for the 12 months ended October 02, 2012. As of the end of October 2012, there were 419 listed companies on the JSE.

        Following the introduction of the FTSE/JSE free float indices, the FTSE/JSE All Share Index includes those companies that qualify under rules 4.1—4.4 of the FTSE/JSE Africa Index Series ground rules. The three main sectors in the market are Resources, Financials and Industrials. As of October 02, 2012, the All Share Index included 162 companies. The Resources Index, Industrials Index and Financials Index included 21, 91 and 50 companies respectively, and accounted for approximately 25%, 55% and 20% respectively, of the total market capitalization of the JSE.

        The JSE settles securities trades electronically through STRATE—("Share Transactions Totally Electronic"). All trades are downloaded from the JSE SETS automated trading system to the JSE's Broker Deal Accounting ("BDA") system, which manages the settlement status of every trade. The BDA system interfaces with STRATE's system which in turn interfaces with those of the custodian banks. The JSE's Settlement Authority monitors all trades from time of execution to settlement to ensure performance.

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

        The company secretary of Sappi is Sappi Southern Africa (Pty) Limited. (In accordance with rule 3.59 of the Listings Requirements of the JSE Limited, on November 08, 2010 Sappi Southern Africa

(Pty) Limited, a wholly owned subsidiary of Sappi Limited, has been appointed Company Secretary of Sappi Limited replacing Sappi Management Services (Pty) Limited which has become a dormant company).

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

Share Capital

        As at September 2012 the authorized and issued share capital of Sappi was as follows:

        Authorized:

        725,000,000 ordinary shares of ZAR1.00 each and 19,961,476 "A" Ordinary shares of ZAR1.00 each for an authorized share capital of ZAR744,961,476.

        Issued:

        541,446,223 ordinary shares of ZAR1.00 each and 19,961,476 "A" Ordinary shares for an issued share capital of US$68 million.

  Share premium US$1,328 million.

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

        The "A" Ordinary Shares rank pari passu with the Ordinary Shares in all respects except for dividend entitlements where the "A" Ordinary Shares are entitled to and will receive 50% of the dividends payable on the Ordinary Shares. The "A" Ordinary Shares have the same voting rights as Ordinary Shares but are not and will not be listed on the JSE. The "A" Ordinary Shares were issued to the BEE

Trusts in connection with the BEE Transaction and may not be disposed of by the BEE Trusts until August 2019 when Sappi will have the option to repurchase a number of "A" Ordinary Shares. The number of "A" Ordinary Shares Sappi may be entitled to repurchase will be calculated according to a repurchase formula set forth in Article No. 38 of Sappi's existing Memorandum of Incorporation. The number of any "A" Ordinary Shares that Sappi may elect to buy back in August 2019 will depend on the price performance of the Ordinary Shares over the period of the Transaction with the remaining "A" Ordinary Shares being distributed to the beneficiaries of the BEE Trusts (or in the case of the Sappi Foundation Trust, continued to be held by such trust) and converted into Ordinary Shares.

        For financial reporting purposes the "A" Ordinary Shares are treated as treasury shares, as to the BEE Trusts owning such shares. These are considered special purpose entities under IFRS and therefore will not be included in the calculation of the Company's salient financial ratios such as basic earnings per share.

        For further details of the BEE Transaction see "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions" and for further information on the resolution authorizing the change in the Company's Articles of Association relating to the "A" Ordinary Shares and the repurchase formula for the "A" Ordinary Shares, see "Item 19—Exhibits 1.1 and 1.3".

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

        No business may be transacted at any general meeting unless the requisite quorum is present when the meeting proceeds to business. The quorum for the passing of resolutions is Shareholders holding in the aggregate at least 25% of all voting rights entitled to vote at the meeting, present in person or by proxy. In addition three Shareholders must be present in person for a meeting to begin. If within ten minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, will be dissolved and, in all other cases, will stand adjourned to the same day in the next week, or if that be a public holiday, the next business day, at the same time and place. At the adjourned meeting, those Shareholders who are present or represented thereat shall constitute a quorum.

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

Adoption of a new Memorandum of Incorporation

        At its next Annual General Meeting to be held on February 06, 2013, Sappi Limited ("Sappi") intends to adopt a new Memorandum of Incorporation ("MOI") which is consistent with the provisions of the Companies Act. In terms of the Transitional Arrangements to the Companies Act, companies have been given a two-year period until April 30, 2013 to bring their MOI's in harmony with the Companies Act. After this two-year period, any provision of a pre-existing MOI that is inconsistent with the Companies Act is void and unenforceable to the extent of the inconsistency.

        The approach that has been adopted by Sappi in drafting the MOI is to allow the provisions of the Companies Act to govern Sappi's affairs; save for those specific instances where there is a need to alter an alterable provision of the Companies Act, or where an alteration is required by the JSE Listings Requirements. The salient features of the MOI are summarised below:

  Introduction

        The introductory paragraphs of the MOI provide that the prescribed MOI contemplated in the Companies Act does not apply to Sappi. Furthermore, the MOI provides that as a public company, Sappi is not prohibited from offering its securities to the public and that the transfer of such securities is unrestricted save for what is provided for in the MOI.

  General provisions

        Paragraph 3 of the MOI deals with general matters and provides, inter alia, that the powers of Sappi are not restricted and that the Board does not have the power to make, amend or repeal any rules relating to the governance of Sappi. In addition, this part of the MOI also provides for the authority of the Board to authorize Sappi to provide direct or indirect financial assistance to any person contemplated in section 45 of the Companies Act, and that the solvency and liquidity test as set out in section 4 of the Companies Act applies without amendment.

  Securities of the Company

        Paragraph 4 of the MOI deals with the securities of Sappi and provides that all securities of each class rank pari passu in all respects. Furthermore, provision is made for the authorization of shares and the restriction on the issue of shares in line with the provisions of the Companies Act and the JSE Listings Requirements. In addition, the MOI sets out the instances where shareholders, by special resolution, must approve certain amendments to Sappi's share capital.

        In regard to financial assistance for the subscription or purchase of shares, capitalization shares, share buy-backs and debt instruments, the MOI does not limit, restrict or qualify the authority of the board to take these actions, subject to compliance with the requirements of the Companies Act and the JSE Listings Requirements. Provision is also made for various matters relating to the registration of beneficial interests, commission, authority to sign transfer deeds and limitation of voting rights, all in accordance with the JSE Listings Requirements.

  Shareholder Rights and Proxy Forms

        Paragraph 5 of the MOI deals, inter alia, with shareholder rights and proxy forms. This part of the MOI provides that proxy forms must be delivered not less than 48 hours before the time appointed for the holding of the meeting and confirms shareholders' entitlement to appoint proxies. As required by the JSE Listings Requirements, this part of the MOI deals with the record date for meetings and confirms that such record date must be determined in accordance with the Companies Act and the JSE Listings Requirements.

  Shareholders Meetings

        Paragraph 6 of the MOI deals with shareholders' meetings. This paragraph details the convening of shareholders' meetings, shareholders' rights to requisition meetings, the location of shareholders' meetings, and notice of shareholders' meetings, all in accordance with the Companies Act and the JSE Listings Requirements. This part of the MOI also stipulates the quorum for shareholders' meetings as provided for in the Companies Act and the JSE Listings Requirements and deals with the adjournment of shareholders' meetings and the approval of shareholders' resolutions in accordance with the requirements of the Companies Act and the JSE Listings Requirements.

  Directors and Officers

        Paragraph 7 of the MOI deals with the composition of the board of directors and specifies 4 as the minimum number as prescribed by the JSE Listings Requirements. This paragraph deals with the election and appointment of directors and specifically provides for a direct appointment right by the chairman of the board, subject to the written approval of the majority of the Directors, provided that such appointment must be approved by the shareholders at the next shareholders' meeting or Annual General Meeting. Paragraph 7 also deals with the qualification and eligibility requirements in respect of Directors and stipulates the retirement of the Directors by rotation. The paragraph goes on to deal with vacancies and with the authority of the board and its powers to fill those vacancies on a temporary basis. Directors' meetings, directors' compensation, financial assistance to directors and their indemnification are also detailed here.

  General Provisions

        Paragraph 8 of the MOI deals with the amendment of class, preferences, rights, limitations and other terms in respect of shares in Sappi. Provision is also made here for the rights and conditions attaching to the "A" ordinary shares in the issued share capital of Sappi. Finally, the MOI deals with unclaimed dividends by providing that Sappi will hold all monies due to shareholders for their benefit, provided that the board may cause any monies unclaimed for a period of three years from the due date for payment to be forfeited for the benefit of Sappi.

  Schedule 1—Authorized Shares

        Schedule 1 to the MOI sets out the authorized shares of Sappi and also sets out the preferences, rights, limitations and other terms applicable to the shares.

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

  (d)
  the appointment of a social and ethics committee, which must comprise at least three directors or prescribed officers, at least one of whom must be a non-executive director. The functions of the social and ethics committee include: to monitor the company's activities with regard to social and economic development, good corporate citizenship and the environment.

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

Material Contracts

        On April 14, 2011, Sappi Papier Holding GmbH ("SPH"), issued €250 million 6.625% Senior Secured Notes due 2018 (the "2018 Notes") and US$350 million 6.625% Senior Secured Notes due 2021 (the "2021 Notes", and together with the 2018 Notes, the "2018/2021 Notes"). The interest on the 2018/2021 Notes is payable semi-annually on April 15 and October 15 of each year, commencing on October 15, 2011. The 2018 Notes and the 2021 Notes mature on April 15, 2018 and April 15, 2021, respectively. SPH may on any one or more occasions redeem all or part of the 2018 Notes and/or 2021 Notes, as the case may be, at a redemption price varying based on the period during which the redemption occurs (prior to April 15, 2015, on or after April 15, 2015, on or after April 15, 2017 with respect to the 2018 Notes and prior to April 15, 2016, on or after April 15, 2016, on or after April 15, 2019 with respect to the 2021 Notes), plus accrued and unpaid interest, if any, to the date of redemption, subject to the rights of holders of the applicable notes on the relevant record date to receive interest due on the relevant interest payment date. Sappi has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2018/2021 Notes. The 2018/2021 Notes are jointly and severally guaranteed on a senior basis by Sappi Limited and certain other subsidiaries of Sappi Limited. The 2018/2021 Notes are secured, together with certain other indebtedness of the group, by first-priority security interests, subject to permitted collateral liens, over certain assets of SPH, Sappi Limited and the other subsidiary guarantors. The security interests are subject to limitations under applicable laws and may be released under certain circumstances. SPH has also agreed to observe certain covenants with respect to the 2018/2021 Notes including limitations on dividend distributions and other payments, indebtedness, asset sales, liens, guarantees and on mergers and consolidations. In case of a change of control (including, among others, if all or substantially all of the properties or assets of Sappi Limited and certain of its subsidiaries taken as a whole are sold, transferred or otherwise disposed of, or if any person acquires the majority of voting power of Sappi Limited), holders of the 2018/2021 Notes have the right to require the Issuer to repurchase all or any part of their notes in cash for a value equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of the applicable notes on the relevant record date to receive interest due on the relevant interest payment date. The offering of the 2018/2021 Notes, which are listed on the Luxembourg Stock Exchange, was not registered under the Securities Act or any United States state securities laws. The 2018/2021 Notes were offered and sold within the United States only to qualified institutional buyers as defined in Rule 144A under the Securities Act and to non-United States persons outside the United States in reliance on Regulation S under the Securities Act. For further information, see note 20 to our group Annual Financial Statements included elsewhere in this Annual Report; "Item 5—Operating and Financial Review and Prospects"; and "Item 19—Exhibits".

        On April 28, 2011, SPH and Sappi International S.A., as borrowers, amended and restated the existing revolving credit facility dated August 27, 2009. The amended and restated revolving credit facility is an amount of €350 million of borrowing availability in euro, US dollars or any other currency which is readily available and freely convertible into euro and has been approved by the lenders. The commitments under the amended and restated Revolving Credit Facility terminate on March 28, 2016. This facility was arranged by J.P. Morgan Limited, Citibank, N.A. London Branch, Credit Agricole Corporate and Investment Bank, The Royal Bank of Scotland NV (Belgium) Branch, UniCredit Bank Austria AG, and KBC Bank NV with J.P. Morgan Europe Limited acting as agent and security agent for a syndicate of financial institutions. The amended and restated revolving credit facility is guaranteed by Sappi Limited, SPH, Sappi International S.A. and certain other subsidiaries of SPH, and is secured, together with certain other indebtedness of the group, by first-priority security interests over certain assets of Sappi Limited, SPH and the other subsidiary guarantors. The funding margin is determined by a rating grid (1.65% at BBB/Baa2 or above, 1.95% at BBB-/Baa3, 2.25% at BB+/Ba1, 2.875% at BB/Ba2, 3.75% at BB-/Ba3 and 4.75% at B+/B1 or lower) and, based on the current credit rating, provides for a margin of 2.875% per annum over Euribor or Libor, depending on the currency of the loan and the level of utilization. The borrowers are also obligated to pay a commitment fee equal to 40% of the then applicable margin on the undrawn and uncancelled amount of the amended and restated revolving credit facility and a utilization fee of 0.25% per annum (if the utilization is between 25% and 50%) or 0.50% per annum (if the utilization is greater than 50%) on the amount of the amended and restated revolving credit facility that is used. This facility is to be used for general corporate purposes and was undrawn at the end of September 2012. The amended and restated revolving credit facility contains (i) an EBITDA to Consolidated Net Interest Expense covenant (2.00 to 1 for all quarters ending from March 2011 to December 2013, 2.25 to 1 for all quarters ending from March 2014 to June 2014 and 2.50 to 1 for quarters ending September 2014 to June 2016) (ii) a consolidated Net Debt to EBITDA covenant (4.50 to 1 for all quarters ending March 2011 to December 2013, 4.25 to 1 for all quarters ending from March 2014 to June 2014, 4.00 to 1 for all quarters ending September 2014 to December 2014 and 3.75 to 1 for all quarters ending March 2015 to June 2016) and (iii) a covenant with respect to the percentage of net debt to total capitalization (65%), in each case measured at the Sappi Limited consolidated level. Subject in each case to certain customary exceptions and materiality thresholds, the amended and restated revolving credit facility contains customary negative covenants and restrictions, including (among others) restrictions on dividend distributions, the granting of security, incurrence of indebtedness, the provision of loans and guarantees, a change of business of the group, acquisitions or participations in joint ventures and mergers and disposals. In addition, in case any person acquires more than 35% of the voting rights of Sappi Limited or in case of a sale of all or substantially all of the assets of the group, the commitments of the lenders under the amended and restated revolving credit facility will be cancelled and all outstanding borrowings, together with accrued interest and all other amounts accrued, immediately become due and payable. For further information, see note 20 to our group Annual Financial Statements included elsewhere in this Annual Report; "Item 5—Operating and Financial Review and Prospects"; and "Item 19—Exhibits".

        On August 25, 2011, Sappi Trading, Sappi Fine Paper Europe and Sappi Fine Paper North America entered a new, three-year, €360 million trade receivables securitization program arranged by UniCredit Bank and funded through UniCredit Bank's Arabella Finance Limited conduit to replace their prior trade receivables securitization program. Under the new program, eligible receivables are sold on a non-recourse basis by SPH (the "Austrian USD Seller"), Sappi Lanaken NV (the "Belgian Seller"), Sappi Deutschland GmbH (the "German USD Seller"), and Sappi NA Finance LLC (the "U.S. Seller") to Elektra Purchase No. 29 Limited (the "Purchaser") under various purchase agreements. Pursuant to corresponding servicing agreements, Sappi entities act as servicers to administer, collect and enforce the receivables purchased under the various purchase agreements. The Austrian USD Receivables Purchase Agreement among, inter alia, the Austrian USD Seller, the Purchaser, and Sappi International S.A. (the "Master Servicer"); the Belgian Receivables Purchase Agreement among, inter alia, the Belgian Seller, the Purchaser, and the Master Servicer; the German USD Receivables Purchase Agreement among, inter alia, the German USD Seller, the Purchaser and the Master Servicer; the US Purchase and Contribution Agreement among S.D. Warren Company and the US Seller; and the US Receivables Purchase Agreement among, inter alia, the US Seller, S.D. Warren Company, the Purchaser and the Master Servicer, were all entered on August 12, 2011 and set forth the terms pursuant to which receivables are sold on a non-recourse basis to the Purchaser. Under the purchase agreements, the sellers have agreed to observe certain covenants, including a limitation on creating liens on any receivables. The Austrian USD Servicing Agreement among, inter alia, Sappi Trading Hong Kong Limited, the Austrian Seller, the Purchaser, and the Master Servicer; the Belgian Servicing Agreement among, inter alia, the Belgian Seller, the Purchaser, and the Master Servicer; the German USD Servicing

Agreement among, inter alia, the German USD Seller, Sappi Trading Hong Kong Limited, the Purchaser and the Master Servicer; and the US Servicing Agreement among, inter alia, the US Seller, S.D. Warren Company, the Purchaser and the Master Servicer, were all entered on August 12, 2011 and govern how the receivables are administered, collected and enforced under the facility. The Incorporated Terms Memorandum provides defined terms and other various schedules for the transaction documents under the receivables securitization facility, including the purchase agreements and servicing agreements. SPH has guaranteed the performance by the sellers of their respective obligations under the receivables purchase agreements and the performance by the servicers and the Master Servicer of their respective obligations under the servicing agreements, pursuant to the Performance Guarantee entered on August 12, 2011 with the Purchaser. The trade receivables securitization program matures on August 24, 2014, unless it is terminated earlier. In case of a change of control (which occurs upon the failure of Sappi Limited and its wholly owned subsidiaries to beneficially own at least 65% of the capital stock of or control all sellers, servicers, the Master Servicer and SPH or the failure of S.D. Warren Company to own 100% of or control the US Seller), the facility could be terminated. A termination event could also occur if certain credit rating downgrades occur for Sappi Limited or if Sappi Limited fails to maintain certain financial ratios, including ratios for consolidated Net Debt to EBITDA, EBITDA to Consolidated Net Interest Expense, and Net Debt to Total Capitalization. For further information, see notes 16 and 20 to our group Annual Financial Statements included elsewhere in this Annual Report; "Item 5—Operating and Financial Review and Prospects"; and "Item 19—Exhibits".

        On July 05, 2012, SPH issued US$400 million 7.750% Senior Secured Notes due 2017 (the "2017 Notes") and US$300 million 8.375% Senior Secured Notes due 2019 (the "2019 Notes", and together with the 2017 Notes, the "2017/2019 Notes"). The interest on the 2017 Notes is payable semi-annually on January 15 and July 15 of each year, commencing on January 15, 2013 and the interest payable on the 2019 Notes is payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 2012. The 2017 Notes and the 2019 Notes mature on July 15, 2017 and June 15, 2019, respectively. SPH may on any one or more occasions redeem all or part of the 2017 Notes and/or 2019 Notes, as the case may be, at a redemption price varying based on the period during which the redemption occurs (prior to April 15, 2017, on or after April 15, 2017 with respect to the 2017 Notes and prior to June 15, 2015, on or after June 15, 2015, on or after June 15, 2018 with respect to the 2019 Notes), plus accrued and unpaid interest, if any, to the date of redemption, subject to the rights of holders of the applicable notes on the relevant record date to receive interest due on the relevant interest payment date. Sappi has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2017/2019 Notes. The 2017/2019 Notes are jointly and severally guaranteed on a senior basis by Sappi Limited and certain other subsidiaries of Sappi Limited. The 2017/2019 Notes are secured, together with certain other indebtedness of the group, by first-priority security interests, subject to permitted collateral liens, over certain assets of SPH, Sappi Limited and the other subsidiary guarantors. The security interests are subject to limitations under applicable laws and may be released under certain circumstances. SPH has also agreed to observe certain covenants with respect to the 2017/2019 Notes including limitations on dividend distributions and other payments, indebtedness, asset sales, liens, guarantees and on mergers and consolidations. In case of a change of control (including, among others, if all or substantially all of the properties or assets of Sappi Limited and certain of its subsidiaries taken as a whole are sold, transferred or otherwise disposed of, or if any person acquires the majority of voting power of Sappi Limited), holders of the 2017/2019 Notes have the right to require the Issuer to repurchase all or any part of their notes in cash for a value equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of the applicable notes on the relevant record date to receive interest due on the relevant interest payment date. The offering of the 2017/2019 Notes, which are listed on the Luxembourg Stock Exchange, was not registered under the Securities Act or any United States state securities laws. The 2017/2019 Notes were offered and sold within the United States only to qualified institutional buyers as defined in Rule 144A under the Securities Act and to non-United States persons outside the United States in reliance on Regulation S under the Securities Act. For further information, see note 20 to our group Annual Financial Statements included elsewhere in this Annual Report; "Item 5—Operating and Financial Review and Prospects"; and "Item 19—Exhibits".

        On July 10, 2012, SPH entered into a new OeKB term loan facility arranged by UniCredit Bank Austria AG to finance the expansion of Sappi's pulp production facilities at Cloquet Mill. The commitments under the new OeKB term loan facility are for €136 million and the facility was fully drawn on August 30, 2012. The new OeKB term loan facility is supported by UniCredit Bank Austria AG and a syndicate of financial institutions ("the lenders") and the lenders under the new OeKB term loan facility refinanced their commitments with financing provided by the Österreichische Kontrollbank Aktiengesellschaft ("OeKB"), an Austrian bank providing financial services. SPH is the borrower under the new OeKB term loan facility and UniCredit Bank Austria AG is acting as agent on behalf of the lenders. The new OeKB term loan facility is guaranteed by Sappi Limited and the same subsidiaries that are guarantors under the 2014 Notes, the amended and restated revolving credit facility, the 2018/2021 Notes and the 2017/2019 Notes. The annual interest rate on borrowings is calculated based on the interest rate under the export rate financing scheme of the OeKB plus a margin depending on the credit rating assigned to the senior secured debt of Sappi Limited (2.00% at BB+/Ba1 or higher, 2.50% at BB/Ba2, 2.75% at BB-/Ba3, 3.25% at B+/B1 and 4.75% at B/B2 or lower), plus certain mandatory costs. Initially, the margin is 2.75% per annum. SPH is required to repay the new OeKB term loan facility in annual repayments based on a percentage of total commitments (13% at September 30, 2014, 13% at September 30, 2015, 14% at September 30, 2016 and 60% at June 30, 2017). The other material terms of the new OeKB term loan facility, including the financial covenants, the undertakings and the events of default are substantially the same as the terms of the amended and restated revolving credit facility. For further information, see note 20 to our group Annual Financial Statements included elsewhere in this Annual Report; "Item 5—Operating and Financial Review and Prospects"; and "Item 19—Exhibits".

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

        Some of the more salient exchange control rules regarding South African corporations are as follows:

        South African companies with a satisfactory business track record may in terms of the foreign direct investment dispensation expand their business offshore under certain conditions. Authorized Dealers may consider and approve an application for such a foreign investment up to an amount of ZAR500 million per calendar year. The criteria in this regard were relaxed in 2011, by inter alia:

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

        Although the stated intention of the South African Government is to gradually relax exchange controls, there are currently no indications that the remaining exchange controls will be abolished by the South African Government in the near future.

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

  •
  Securities Transfer Tax ("STT") as provided for in the Securities Transfer Tax Act No. 25 of 2007.

        A further tax which may have been relevant to a shareholder is Secondary Tax on Companies ("STC"), which was imposed in terms of the ITA on a company in respect of dividends declared. STC has been replaced with a dividends tax ("Dividends Tax") with effect from April 01, 2012.

  Basis of Taxation

        South Africa applies a residence basis of taxation in terms of which residents are subject to income tax on their worldwide income and CGT on their worldwide capital gains. Non-residents are taxed on their South African source income. Certain categories of income and activities are exempt from taxation.

        The concept of "source" is not defined but has been interpreted in case law to refer not to whether payment is made from South Africa or elsewhere, but where the originating cause of the payment is situated.

        New source rules were introduced with effect from January 01, 2012, with the view of providing more certainty regarding the source concept. In the context of disposal of assets by a non-resident, it is now expressly provided that amounts received or accrued in respect of the disposal of the asset will be from a South African source only if the asset constitutes South African immovable property or an interest therein, or if the asset is attributable to a permanent establishment ("PE") of the non-resident in South Africa and if the proceeds of such disposal are not subject to income tax in another country.

        A non-resident shareholder will have an interest in immovable property if the shareholder (alone or together with any connected persons) hold more than 20% of the issued equity share capital of a South African company, where more than 80% of the net asset value of that company was attributable to immovable property situated in South Africa.

        South African tax residents are thus exposed to South African tax in respect of the profits from the disposal of their worldwide assets. Non-residents are generally only exposed to South African tax in respect of the sale of an asset either if the asset constitutes South African immovable property or an interest in immovable property, or if the asset is attributable to a PE of the non-resident.

        The shares issued by a South African resident company would generally be regarded as South African assets, even if the shares may be listed on a foreign stock exchange. However, the sale of such an asset would only generate South African source income in the circumstances set out above.

        The CGT position is similar, as non-residents are not subject to CGT on the sale of capital assets held in South Africa except in respect of immovable property situated in South Africa (or any interest or right in such immovable property) and any assets attributable to a PE of that non-resident in South Africa. For CGT purposes, an asset is widely defined to include assets that are movable, immovable, corporeal or incorporeal and rights or interests in such property, but excludes certain limited items.

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

  STC

        Secondary Tax on Companies ("STC") was imposed on South African resident companies at a flat rate of 10% in respect of the net amount of dividends declared by such company. As mentioned above, STC has been replaced by Dividends Tax on April 01, 2012.

        For STC purposes, the net amount of dividends declared was calculated as dividends declared by the company in question less all dividends which accrued to that company (but subject to certain exclusions) during its relevant "dividend cycle". Such accrued dividends were referred to as STC credits. "Dividend cycle" meant the period commencing immediately after the previous dividend cycle and ending on the date on which the dividend in question accrues to the shareholder concerned. Any excess dividends which accrued to a company in a dividend cycle could have been carried forward to the subsequent dividend cycle as STC credits in that period. Foreign dividends did not qualify as STC credits.

        The Dividends Tax legislation contains a grandfather clause which provides for the utilization of STC credits against the Dividends Tax for a period of three years from the date of replacement of STC.

        The imposition of STC effectively meant that a dual corporate tax system existed in South Africa, comprising of normal income tax and STC. The combination of income tax and STC increased the effective tax rate of a resident company which distributes all of its profits by way of dividends, from 28% (the normal corporate income tax rate) to 34.545%.

        Liability for STC was determined independently from normal income tax. Accordingly, a company without a normal tax liability may have had a liability for STC, and vice versa, or may have been liable for both normal tax and STC.

        The award of certain capitalization shares to shareholders, that is, the issue of shares which are funded by transferring reserves or undistributed profits to the company's share capital, would not be regarded as a dividend and would thus not be subject to STC, provided the shares issued constituted equity share capital of the company. Listed South African companies may offer capitalization shares, constituting equity share capital of the company, in lieu of cash dividends. The capitalization shares must carry the right to participate to an unlimited extent in the dividends or capital of the company in order to constitute equity share capital. However, on a subsequent partial reduction or redemption of capital, or upon reconstruction or liquidation of the company, the amount so transferred from reserves or undistributed profits to the equity share capital of a company will, subject to certain exceptions, be deemed to be a dividend subject to Dividends Tax. Capitalization shares issued from such reserves or profits which do not qualify as equity shares are regarded as dividends and, as such, attract Dividends Tax.

  Withholding Tax on Dividends

        Sappi Limited is obliged to withhold Dividends Tax on dividends paid to shareholders, subject to certain exclusions, reductions and exemptions. Until STC was replaced by Dividends Tax as mentioned above, Sappi was required to pay STC. Dividends Tax is levied on shareholders at a rate of 15%.

        In contrast to STC, Dividends Tax (except in the case of dividends in specie) is a tax on the beneficial owner of the dividend, although it is collected as a withholding tax by the company paying a dividend, which implies that Sappi Limited will incur the obligation to withhold Dividends Tax.

        Unlike STC, Dividends Tax rate may be reduced in terms of the provisions of a DTA, if applicable. A number of DTAs until recently provided for the reduction of tax on dividends to 0%. The Government has been renegotiating the relevant articles of these DTAs over the last few years. Therefore, all the renegotiated DTAs should provide for a reduction to 5%, typically if a company resident in the other contracting state holds at least 10% of the capital of the South African company.

        The US DTA limits the Dividends Tax rate to 5% of the gross amount of the dividends if the beneficial owner of the shares is a US company holding directly at least 10% of the voting stock of the South African company paying the dividends.

        The Dividends Tax will be imposed on dividends declared by a resident company and by non-resident companies listed on the Johannesburg Stock Exchange in South Africa. However, several shareholders will be exempt from the withholding tax, inter alia a resident company and a pension fund.

        For purposes of the Dividends Tax, a "dividend" will essentially constitute any amount transferred to a shareholder in relation to a share to the extent that it does not constitute a reduction of "contributed tax capital". The term "contributed tax capital" is defined to comprise the stated capital or share capital and share premium of a company immediately before January 01, 2011, excluding certain amounts that constitute capitalized profits that did not give rise to a dividend, plus the consideration received by or accrued to the company on the issues of shares on or after January 01, 2011.

        In those instances where an exemption from the Dividends Tax is available, e.g. where the beneficial owner of the shares is a resident company, the beneficial owner will be required to submit to the company a written declaration that he/she is exempt from the Dividends Tax and an undertaking to advise the company should the beneficial owner cease to be the beneficial owner, failing which the company will be required to withhold the Dividends Tax. Similarly, where the beneficial owner is subject to the Dividends Tax at a reduced rate as a result of the application of a DTA, the shareholder will be required to submit such a declaration and an undertaking to the company declaring the dividend.

  Income Tax on Dividends

        Dividends received by or accruing to persons from South African tax resident companies are generally exempt from income tax, subject to certain exceptions.

  Income Tax and Capital Gains Tax

        Profits derived from the sale or redemption of shares in a resident company may be subject to either income tax or CGT, depending on whether the shares were held as trading stock or as a capital investment. The profits would only be subject to income tax if the seller carried on business as a share dealer, i.e. if it held the shares as trading stock and if the shares were either attributable to a PE of the non-resident or constituted an interest in immovable property. If the seller is a resident company, the profits will be subject to income tax at the corporate rate of 28%, and in the case of an individual, at the marginal individual rate, which reaches a maximum of 40% on a progressive scale. Until March 31, 2012, the taxable income of a non-resident company was subject to income tax at a rate of 33% unless the profits were protected by an applicable DTA, but this tax rate has been decreased to 28% with effect from April 01, 2012. There is no tax on the distribution of profits by the branch of a non-resident company to its parent.

        Profits derived by a resident from the sale or redemption of shares which were held as capital investments are subject to CGT as opposed to income tax. A portion of the net capital gain of a taxpayer is included in its taxable income, referred to as the "inclusion rate". Until February 28, 2012, the inclusion rates for companies and trusts were 50%, while the inclusion rate for individuals was 25%. However, the inclusion rates have now been increased to 66.67% and 33.33% respectively. As a result, the effective CGT rate applicable to resident or non-resident companies has been increased from 14% to 18.67% (66.67% of 28%) with effect from March 01, 2012. Resident natural persons were liable to CGT on 25% of the net capital gain, which resulted in a maximum effective CGT rate of 10%. As a result of the increased inclusion rate, at a maximum marginal rate of 40%, the maximum effective CGT rate for individuals is now 13.33%.

        Any gain realized on the disposal of shares held by non-residents in a South African company as capital investments are generally not subject to CGT, unless the shares were attributable to a PE of the non-resident in South Africa, or if the shares constituted an interest in immovable property. Should a non-resident company be subject to CGT on the disposal of shares held as capital assets, the applicable CGT rate will now be 18.67%, being 66, 67% of the 28% income tax rate applicable to non-resident companies.

        An ADR in respect of a share in a South African resident company is regarded as an equity share for the purpose of the ITA. Therefore, the sale of such ADRs could potentially generate South African sourced income or gains, subject to the relevant facts and circumstances. However, as indicated above, a non-resident would only be exposed to South African tax in respect of such sourced income or gains if they were held via a PE of that non-resident in South Africa or if the South African company qualified as an immovable property company.

        A "safe harbor" provision is contained under section 9C of the ITA, in terms whereof the gain from the sale of shares will be deemed to be of a capital nature if the seller held the shares for a period of at least three years. However, there are several conditions for and exclusions from the safe harbor rule.

        If an exposure should arise for a non-resident shareholder, an applicable DTA may protect that shareholder from such exposure. For example, the US DTA prohibits, subject to exceptions, the imposition of South African tax on gains of a United States resident seller from the sale of shares, unless such shares form part of the business property of a PE which the seller has in South Africa, whether the gains are of a speculative or capital nature.

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

        Tax Reporting.    Recently-adopted legislation imposes new U.S. return disclosure obligations (and related penalties for failure to disclose) on U.S. individuals that hold any interest in a "specified foreign financial asset" if the aggregate value of all such assets exceeds $50,000. The definition of "specified foreign financial asset" generally includes an equity interest in a foreign corporation if not held in an account maintained by a U.S. financial institution. In accordance with this legislation, you may be required to file IRS Form 8938 with your U.S. federal income tax returns. We urge you to consult your own United States tax advisor regarding this legislation and the filing of IRS Form 8938.

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

        Sale or Other Disposition of Company Ordinary Shares and ADSs.    If you are a non-United States holder, you will not be subject to United States Federal income tax, including withholding tax, in respect of a gain recognized on a sale or other taxable disposition of our ordinary shares or ADSs, as applicable, unless:

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

        Gain that is effectively connected with your conduct of a trade or business in the United States generally will be subject to tax in the same manner as it would be if recognized by a United States holder, as described above, except as altered by an applicable income tax treaty. Effectively connected gains realized by a non-United States corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If you are an individual who is present in the United States for at least 183 days in the taxable year of the sale or disposition and certain other conditions are met, you generally will be subject to tax at a rate of 30% on the gain realized, net of U.S. source capital losses realized during the same taxable year.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The principal quantitative and qualitative disclosures about market risks (which are the risk of loss arising from adverse changes in market rates and prices) to which Sappi is exposed are:

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

        See note 29.2 to our group Annual Financial Statements included elsewhere in this Annual Report.

Credit Risk

  •
  Credit risk. We are exposed to credit risk in relation to trade receivables, cash deposits and financial investments.

        See note 29.2 to our group Annual Financial Statements included elsewhere in this Annual Report.

Liquidity Risk

  •
  Liquidity risk. We are exposed to liquidity risk in that we may be unable to meet our current and future financial obligations as they fall due.

        See note 29.2 to our group Annual Financial Statements included elsewhere in this Annual Report.

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

Commodity Price Risk

        The selling prices of the majority of products manufactured and purchase prices of many raw materials used generally fluctuate in line with commodity cycles. Prices of dissolving wood pulp generally follow those of paper pulp, although the cycle is generally less volatile. As a result, the sale of dissolving wood pulp also tends to act as a natural hedge for paper pulp. Our group, as a whole, purchases slightly more pulp than it has the capacity to produce (including dissolving wood pulp) and is therefore generally neutral to pulp price changes. From a regional perspective, Sappi Southern Africa and Sappi Fine Paper North America are net sellers of pulp. Sappi Southern Africa has an economic, capacity based pulp integration of approximately 175%. Sappi Fine Paper North America and Sappi Fine Paper Europe, which is a net buyer of pulp, have capacity based pulp integration of approximately 119% and 56%, respectively. However, there are differences between the types of pulp required in our paper making operations and the grades of pulp we produce, as well as regional differences. We are therefore a buyer as well as a seller of paper pulp. For a description of our level of pulp integration, see "Item 4—Information on the Company—Business Overview" and "Item 4—Information on the Company—Sappi Fine Paper and Sappi Southern Africa". Despite our present relatively high level of pulp integration on a group-wide basis, in the event of significant increases in the prices of pulp on a group-wide basis, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins. For a description of our markets see "Item 5—Operating and Financial Review and Prospects—Markets"

        We are exposed to commodity price risk from price volatility and threats to security of supply of our raw materials and other inputs to the production process. A combination of contract and spot deals are used to manage price volatility and contain supply costs. Contracts are limited to the group's own use requirements. For details on commodity price deals see note 29 to our group Annual Financial Statements included elsewhere in this Annual Report; and for a description of our supply requirements see "Item 4—Information on the Company—Supply Requirements".

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

        The depositary collects fees for delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs' for the purpose of withdrawal or from intermediaries acting for them. The depositary may seek payment of fees and charges in connection with distributions by deducting relevant amounts from cash dividends or other cash distributions to holders.

Direct and Indirect Payments by the Depositary to us

        The depositary has agreed to reimburse us annually for certain expenses we incur in connection with the administration and maintenance of our ADR facility, including, but not limited to, investor relations expenses, the annual NYSE listing fees or any other program related expenses. The depositary has also agreed to waive certain depositary fees that would otherwise be payable by us, including its basic administration charge for the ADR facility and its fees for certain other services available to us or ADR holders, and to pay all its standard out-of-pocket administrative, maintenance and shareholder services expenses for providing services to ADR holders. The amount of expenses for which the depositary will reimburse us is subject to an annual cap agreed between us and the depositary. In fiscal 2011, we received a payment of US$353,272 (fiscal 2010: US$712,712 for the period from August 2007 to July 2009) from the depositary as reimbursement for our expenses incurred in connection with the ADR facility. To date no reimbursement has been received for fiscal 2012.

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

(b)  Management's Annual Report on Internal Control over Financial Reporting

        Management of Sappi, together with its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. Sappi's internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Sappi's group Annual Financial Statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        As of September 2012, we conducted an assessment of the effectiveness of Sappi's internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

        Based on this assessment, we determined that Sappi's internal control over financial reporting as of September 2012 is effective. We also determined that there were no material weaknesses as of this date.

        The registered public accounting firm that audited the group Annual Financial Statements has issued an attestation report on the effectiveness of Sappi's internal control over financial reporting. This report appears below.

(c)  Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sappi Limited:

        We have audited the internal controls over financial reporting of Sappi Limited and subsidiaries (the "Group") as of September 30, 2012 based on criteria established in Internal Control—Integrated

Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

        In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the group annual financial statements as of and for the year ended September 2012 of the Company and our report dated December 10, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche
December 10, 2012
Johannesburg, South Africa

(d)  Changes in Internal Control over Financial Reporting

        There were no changes in our internal control over financial reports that occurred during the reporting period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        The Board has determined that Dr Deenadayalen Konar qualifies as an independent audit committee financial expert on the Audit Committee of Sappi Limited. The Board determined that Dr Konar acquired the required attributes by way of education, practical experience, practice as a registered accountant and auditor, and participation as a member of the audit committees of significant entities that have applied International Financial Reporting Standards. See "Item 6—Directors, Senior Management and Employees—Directors and Senior Management" for a description of Dr Konar's background and relevant experience. Dr Konar is an independent Non-Executive Director of Sappi.

ITEM 16B.    CODE OF ETHICS

        We have adopted a code of ethics (the "code") that applies to all directors and employees of Sappi worldwide. We believe the code constitutes a "code of ethics" as defined in Item 16B of Form 20F. Following a review during the course of fiscal 2012 of the wording and scope of the code, we are currently in the process of adopting an updated code.

        The current code is, and the revised code will be, available on the Sappi Limited website, at www.sappi.com. Hard copies are available on written request. The information on our website does not form part of this Annual Report and is not incorporated by reference herein.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Principal independent auditor fees paid for fiscal 2012 and 2011 were as follows:

	2012	2011
	(US$ million)
Audit Fees(1)	6	6
Tax Fees(2)	2	1
Other
Refinancing related services	—	1

	8	8

(1)
Audit fees consist of fees related to the audit or review of the group's Annual Financial Statements.

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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        During fiscal 2012 no Sappi Limited share repurchases were made.

        Sappi stated its intention, on November 09, 2000, to acquire Sappi shares through a wholly owned Sappi subsidiary, subject to applicable stock exchange and legal limitations. In prior years up to the meeting held on March 03, 2008, Sappi was given approval at its annual general meetings of shareholders, to purchase its shares up to a maximum of 10% of the issued ordinary share capital in any one fiscal year. The general authority was subject to the Listings Requirements of the JSE Limited and the Companies Act of South Africa, as amended, and was granted until the next annual general meeting. Since 2008 no authority to purchase shares was sought from shareholders. Some of the repurchased shares, have been, and will continue to be, utilized to meet the requirements of the Sappi Limited Share Incentive Trust and the Sappi Limited Performance Share Incentive Trust from time to time. Sappi is unlikely to seek shareholder approval to repurchase shares in the near future.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT.

        Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

        As Sappi is listed on the JSE Limited in Johannesburg, Sappi is required to comply with the King III Report on Corporate Governance for South Africa ("King Report"). Although there are differences between the King Report and the NYSE corporate governance rules, Sappi applies the principles of the King Report and has voluntarily adopted corporate governance practices that do not differ in any significant ways from the requirements of the NYSE corporate governance rules. See "Item 6—Directors, Senior Management and Employees—Corporate Governance".

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Sappi Limited is furnishing its group Annual Financial Statements pursuant to International Financial Reporting Standards as issued by the International Accounting Standards Board.

ITEM 18.    FINANCIAL STATEMENTS

        Sappi Limited is furnishing its group Annual Financial Statements pursuant to International Financial Reporting Standards as issued by the International Accounting Standards Board.

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
2.1	Specimen Ordinary Share Certificate. *
2.2	Amended and Restated Deposit Agreement among Sappi Limited, The Bank of New York, as depositary, and the Owners from time to time of American Depositary Receipts dated October 26, 1999. *
2.3	Form of American Depositary Receipt (included in Exhibit 2.2). *
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
2.9
Special Resolution of Sappi Limited dated March 02, 2009 pursuant to the South African Companies Act, decreasing the authorized share capital of Sappi Limited from 1,325,000,000 ordinary shares of ZAR1.00 each to 725,000,000 ordinary shares of ZAR1.00 each. Incorporated by reference to Exhibit 2.9 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 11, 2009.
4.1	Revised Sappi Limited Share Incentive Trust rules, incorporating all prior deeds of amendments, and the revisions to comply with the JSE Limited's revised Schedule 14 Listings Requirements. *
4.10
Amendment and Restatement Agreement relating to a facilities agreement dated August 27, 2009, for Sappi International S.A., Sappi Papier Holding GmbH and the other parties named therein, arranged by Citibank, N.A. London Branch, Credit Agricole Corporate and Investment Bank, Erste Group Bank AG, J.P. Morgan Limited, KBC Bank NV, The Royal Bank of Scotland NV, (Belgium) Branch, UniCredit Bank Austria AG with J.P. Morgan Europe Limited acting as Agent and Security Agent and others dated April 28, 2011. Incorporated by reference to Exhibit 4.10 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 15, 2011.
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

4.14	Revised Sappi Limited Performance Share Incentive Trust rules, incorporating all prior deeds of amendments, and the revisions to comply with the JSE Limited's revised Schedule 14 Listings Requirements, effective January 01, 2010. Incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 13, 2010.
4.18
Indenture dated as of July 29, 2009 by and among PE Paper Escrow GmbH as Issuer, J.P. Morgan Europe Limited as Security Agent, The Bank of New York Mellon as Trustee, Principal Paying Agent, Registrar and Transfer Agent, and The Bank of New York Mellon (Luxembourg) S.A. as Luxembourg Paying Agent, Transfer Agent and Registrar, with respect to the euro denominated 11.75% Senior Secured Notes due 2014 and the dollar denominated 12% Senior Secured Notes due 2014. Incorporated by reference to Exhibit number 4.18 to the Current Report on Form 6-K of Sappi Limited filed with the Securities and Exchange Commission on July 07, 2010.
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
4.20
Indenture dated as of April 14, 2011 by and among Sappi Papier Holding GmbH as Issuer, J.P. Morgan Europe Limited as Security Agent, The Bank of New York Mellon as Trustee, Principal Paying Agent, Registrar and Transfer Agent, and The Bank of New York Mellon (Luxembourg) S.A. as Luxembourg Paying Agent, Transfer Agent and Registrar, with respect to the US dollar denominated 6.625% Senior Secured Notes due 2021. Incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 15, 2011.
4.21
Indenture dated as of April 14, 2011 by and among Sappi Papier Holding GmbH as Issuer, J.P. Morgan Europe Limited as Security Agent, The Bank of New York Mellon as Trustee, Principal Paying Agent, Registrar and Transfer Agent, and The Bank of New York Mellon (Luxembourg) S.A. as Luxembourg Paying Agent, Transfer Agent and Registrar, with respect to the euro denominated 6.625% Senior Secured Notes due 2018. Incorporated by reference to Exhibit 4.21 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 15, 2011.
4.22
Securitisation of Trade Receivables by Sappi Papier Holding GmbH, Sappi International S.A. and other Sappi companies through Elektra Purchase No. 29 Limited funded under the Arabella Programme arranged by UniCredit Bank AG effective August 25, 2011. Incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F of Sappi Limited filed with the Securities and Exchange Commission on December 15, 2011.
4.23
Indenture dated as of July 05, 2012 by and among Sappi Papier Holding GmbH as Issuer, J.P. Morgan Europe Limited as Security Agent, The Bank of New York Mellon as Trustee, Transfer Agent, Registrar and Principal Paying Agent, and The Bank of New York Mellon (Luxembourg) S.A. as Luxembourg Paying Agent, Transfer Agent and Registrar, with respect to the dollar denominated 7.75% Senior Secured Notes due 2017. *

4.24	Indenture dated as of July 05, 2012 by and among Sappi Papier Holding GmbH as Issuer, J.P. Morgan Europe Limited as Security Agent, The Bank of New York Mellon as Trustee, Transfer Agent, Registrar and Principal Paying Agent, and The Bank of New York Mellon (Luxembourg) S.A. as Luxembourg Paying Agent, Transfer Agent and Registrar, with respect to the dollar denominated 8.375% Senior Secured Notes due 2019. *
4.25
Euro 142,000,000 term loan facility agreement and side letter dated as of July 10, 2012 by and among Sappi Papier Holding GmbH and Unicredit Bank Austria AG as Mandated Lead Arranger and Agent, and the lenders and other parties thereto. *
4.26
Second Supplemental Indenture dated as of November 22, 2012, by and among PE Paper Escrow GmbH as Issuer, Sappi Limited, the other Guarantors named therein, J.P. Morgan Europe Limited as Security Agent and The Bank of New York Mellon as Trustee, with respect to the euro denominated 11.75% Senior Secured Notes due 2014 and the dollar denominated 12% Senior Secured Notes due 2014. *
6.1	Computation of Earnings per Share. Incorporated by reference to note 7 of the notes to the Group Annual Financial Statements included elsewhere in this Annual Report.
7.1
An explanation of other ratios and definitions used in this Annual Report. Incorporated by reference to notes 2 and 3 of the notes to the Group Annual Financial Statements included elsewhere in this Annual Report.
8.1	List of significant subsidiaries. Incorporated by reference to "Item 4—Information on the Company—Organizational Structure" included elsewhere in this Annual Report.
12.1	Certification of Roeloff Jacobus Boëttger, Chief Executive Officer of Sappi Limited pursuant to Exchange Act Rule 13a-14(a). *
12.2	Certification of Stephen Robert Binnie, Chief Financial Officer of Sappi Limited pursuant to Exchange Act Rule 13a-14(a). *
13.1
Certification of Roeloff Jacobus Boëttger, Chief Executive Officer of Sappi Limited and Stephen Robert Binnie, Chief Financial Officer of Sappi Limited pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *
15.1	Consent of independent registered public accounting firm. *

*
Filed herewith

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAPPI LIMITED
By:	/s/ ROELOFF BOËTTGER	By:	/s/ STEPHEN BINNIE
	Name: Roeloff Boëttger Title: Chief Executive Officer		Name: Stephen Binnie Title: Chief Financial Officer

Date: December 10, 2012

SAPPI

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sappi Limited:

        We have audited the accompanying group balance sheets of Sappi Limited and subsidiaries (the "Group") as of September 2012 and 2011 and the related group income statements, group statements of comprehensive income, group statements of changes in equity and group statements of cash flows for each of the three years in the period ended September 2012. These group annual financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these group annual financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such group annual financial statements present fairly, in all material respects, the financial position of Sappi Limited and its subsidiaries as of September 2012 and 2011 and the results of their operations and cash flows for each of the three years in the period ended September 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of September 30, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 10, 2012 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte & Touche

December 10, 2012
Johannesburg, South Africa

SAPPI

GROUP INCOME STATEMENTS

for the year ended September 2012

	Note	2012	2011	2010
		(US$ million)
Sales		6,347	7,286	6,572
Cost of sales	4	5,552	6,454	5,786

Gross profit		795	832	786
Selling, general and administrative expenses	4	417	454	448
Other operating (income) expenses	4.2	(41)	298	10
Share of profit from associates and joint ventures	13	(2)	(6)	(13)

Operating profit	4	421	86	341
Net finance costs	5	283	307	255

Finance costs		311	348	309
Finance revenue		(12)	(12)	(16)
Finance cost capitalised		(6)	—	—
Net foreign exchange gains		(5)	(13)	(17)
Net fair value gain on financial instruments		(5)	(16)	(21)

Profit (loss) before taxation		138	(221)	86
Taxation charge	6	34	11	20

Profit (loss) for the year		104	(232)	66

Basic earnings (loss) per share (US cents)	7	20	(45)	13
Weighted average number of ordinary shares in issue (millions)		520.8	519.9	516.7
Diluted earnings (loss) per share (US cents)	7	20	(45)	13
Weighted average number of ordinary shares in issue on a fully diluted basis (millions)		522.2	519.9	520.8

 SAPPI

GROUP STATEMENTS OF COMPREHENSIVE INCOME

for the year ended September 2012

	Note	2012	2011	2010
		(US$ million)
Profit (loss) for the year		104	(232)	66
Other comprehensive (loss) income, net of tax	18	(69)	(205)	8

Exchange differences on translation to presentation currency		(60)	(151)	52
Actuarial losses on post-employment benefit funds		(88)	(59)	(71)
Movement on available-for-sale financial assets		1	2	2
Movement in hedging reserves		(47)	6	14
Deferred tax on other comprehensive income (loss)		24	(3)	11
Recognition of previously unrecognised deferred tax asset(1)		101	—	—

Total comprehensive income (loss) for the year		35	(437)	74

(1)
Relates to temporary differences recognised within other comprehensive income in previous fiscal years.

SAPPI

GROUP BALANCE SHEETS

at September 2012

	Note	2012	2011
		(US$ million)
Assets
Non-current assets		3,990	4,085

Property, plant and equipment	9	3,157	3,235
Plantations	10	555	580
Deferred tax assets	11	154	45
Goodwill and intangible assets	12	22	25
Joint ventures and associates	13	18	76
Other non-current assets	14	62	83
Derivative financial instruments	29.1	22	41

Current assets		2,178	2,223

Inventories	15	726	750
Trade and other receivables	16	807	831
Derivative financial instruments	29.1	—	3
Cash and cash equivalents	23.7	645	639

Total assets		6,168	6,308

Equity and liabilities
Shareholders' equity		1,525	1,478

Ordinary share capital and share premium	17	1,391	1,425
Non-distributable reserves	19	171	163
Foreign currency translation reserve		(323)	(304)
Hedging reserves		(39)	5
Retained earnings		325	189

Non-current liabilities		3,328	3,178

Interest-bearing borrowings	20	2,358	2,289
Deferred tax liabilities	11	319	336
Derivative financial instruments	29.1	46	—
Other non-current liabilities	21	605	553

Current liabilities		1,315	1,652

Interest-bearing borrowings	20	261	449
Overdraft		5	1
Derivative financial instruments	29.1	1	10
Trade and other payables		1,005	1,065
Taxation payable		26	20
Provisions	22	17	107

Total equity and liabilities		6,168	6,308

SAPPI

GROUP STATEMENTS OF CASH FLOWS

for the year ended September 2012

	Note	2012	2011	2010
		(US$ million)
Cash retained from operating activities		411	406	529

Cash generated from operations	23.1	728	798	737
— Increase in working capital	23.2	(102)	(98)	(5)

Cash generated from operating activities		626	700	732
—Finance costs paid	23.3	(206)	(266)	(206)
—Finance revenue received		11	10	12
—Taxation paid	23.4	(20)	(38)	(9)

Cash utilised in investing activities		(284)	(243)	(188)

Investment to maintain operations	23.5	(177)	(213)	(173)
Investment to expand operations		(181)	(49)	(38)
Proceeds on disposal of non-current assets	23.6	71	6	21
Decrease in other non-current assets		3	13	2

Cash effects of financing activities		(103)	(296)	(256)

Proceeds from interest-bearing borrowings		1,025	1,364	204
Repayment of interest-bearing borrowings		(1,066)	(1,578)	(444)
Share issue costs		—	—	(3)
Cash costs attributable to refinancing transactions		(66)	(78)	—
Movement in bank overdrafts		4	(4)	(13)

Net movement in cash and cash equivalents		24	(133)	85
Cash and cash equivalents at beginning of year		639	792	770
Translation effects		(18)	(20)	(63)

Cash and cash equivalents at end of year	23.7	645	639	792

SAPPI

GROUP STATEMENTS OF CHANGES IN EQUITY

for the year ended September 2012

	Number of ordinary shares	Ordinary share capital	Share premium	Ordinary share capital and share premium	Non- distributable reserves	Foreign currency translation reserve	Hedging reserves	Retained earnings	Total equity
				(US$ million)
Balance—September 2009	515.7	70	1,471	1,541	143	(354)	(14)	478	1,794
Transfer from retained earnings	—	—	—	—	2	—	—	(2)	—
Share-based payments	—	—	—	—	17	—	—	—	17
Transfers to Sappi Limited Share Incentive Trust	(0.5)	—	(6)	(6)	—	—	—	—	(6)
Black Economic Empowerment (BEE) transaction	4.3	1	19	20	—	—	—	—	20
Costs directly attributable to the BEE transaction	—	—	(3)	(3)	—	—	—	—	(3)
Total comprehensive income	—	3	83	86	(1)	(31)	15	5	74

Balance—September 2010	519.5	74	1,564	1,638	161	(385)	1	481	1,896
Share-based payments	—	—	—	—	20	—	—	—	20
Transfers from Sappi Limited Share Incentive Trust	1.0	—	6	6	—	—	—	—	6
Transfers of vested share options	—	—	—	—	(7)	—	—	—	(7)
Total comprehensive loss	—	(10)	(209)	(219)	(11)	81	4	(292)	(437)

Balance—September 2011	520.5	64	1,361	1,425	163	(304)	5	189	1,478
Transfer from retained earnings	—	—	—	—	2	—	—	(2)	—
Share-based payments	—	—	—	—	12	—	—	—	12
Transfers from Sappi Limited Share Incentive Trust	0.3	—	2	2	—	—	—	—	2
Transfers of vested share options	—	—	—	—	(2)	—	—	—	(2)
Total comprehensive income	—	(1)	(35)	(36)	(4)	(19)	(44)	138	35

Balance—September 2012	520.8	63	1,328	1,391	171	(323)	(39)	325(1)	1,525
Note reference:				17	19

(1)
Includes accumulated actuarial losses on post-employment benefits of US$423 million.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS

for the year ended September 2012

1.     BUSINESS

        Sappi Limited, a corporation organised under the laws of the Republic of South Africa (the 'company' and, together with its consolidated subsidiaries, 'Sappi' or the 'group'), was formed in 1936 and is a global company focused on providing dissolving wood pulp, paper-pulp and paper-based solutions to its direct and indirect customer base across more than 100 countries. The group's dissolving wood pulp products are used worldwide by converters to create viscose fibre for clothing and textiles, acetate tow, pharmaceutical products as well as a wide range of consumer products. The group's market-leading range of paper products includes: coated fine papers used by printers, publishers and corporate end-users in the production of books, brochures, magazines, catalogues, direct mail and many other print applications; casting release papers used by suppliers to the fashion, textiles, automobile and household industries; and in the Southern Africa region newsprint, uncoated graphic and business papers and premium quality packaging papers and tissue products.

        The group is comprised of Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Southern Africa reportable segments. Sappi Fine Paper, which comprises Sappi Fine Paper Europe and Sappi Fine Paper North America, has manufacturing and marketing facilities in North America, Europe and Asia and produces mainly high quality branded coated fine paper. The group operates a trading network called Sappi Trading for the international marketing and distribution of dissolving wood pulp and market pulp throughout the world and of the group's other products in areas outside its core operating regions of North America, Europe and Southern Africa. The financial results and position associated with Sappi Trading are allocated to the group's reportable segments.

2.     ACCOUNTING POLICIES

        The following principal accounting policies have been consistently applied in dealing with items that are considered material in relation to the group annual financial statements.

2.1 Basis of preparation

        The group's annual financial statements have been prepared in accordance with:

  –
  International Financial Reporting Standards ('IFRS') issued by the International Accounting Standards Board ('IASB');

  –
  Interpretations issued by the IFRS Interpretations Committee of the IASB;

  –
  the AC 500 Standards issued by the Accounting Practices Board in South Africa; and

  –
  the requirements of the Companies Act of South Africa.

        The group annual financial statements are presented in United States Dollars (US$), as it is the major trading currency of the pulp and paper industry, and are rounded to the nearest million except as otherwise indicated.

        The group annual financial statements are prepared on the historical-cost basis, except as set out in the accounting policies below. Certain items, including derivatives, are stated at their fair value while plantations are stated at fair value less costs to sell and non-current assets held for sale are stated at the lower of cost or fair value less costs to sell.

        The preparation of the group annual financial statements was supervised by the Chief Financial Officer, S R Binnie CA(SA).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

2.     ACCOUNTING POLICIES (Continued)

        The group has made the following significant accounting policy elections in terms of IFRS:

  –
  regular way purchases or sales of financial assets are recognised and derecognised using trade date accounting;

  –
  cumulative gains and losses recognised in other comprehensive income ('OCI') for cash flow hedge relationships are transferred from equity and included in the initial measurement of the non-financial asset or liability when the hedged item is recognised;

  –
  jointly controlled entities are accounted for using the equity method;

  –
  property, plant and equipment are accounted for using the cost model;

  –
  actuarial gains or losses on post-employment benefits are recognised in OCI; and

  –
  step-by-step method of reclassification of foreign currency translation reserves from equity to profit or loss on disposal.

        The elections are explained further in each specific policy in sections 2.2 and 2.3.

(i) Fiscal year

        The group's financial year-end is on the Sunday closest to the last day of September. Accordingly, the last three financial years were as follows:

  •
  03 October 2011 to 30 September 2012 (52 weeks)

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

(ii) Underlying concepts

        The group annual financial statements are prepared on the going concern basis.

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

2.     ACCOUNTING POLICIES (Continued)

        The functional currency of the parent company is Rand. The share capital and share premium of the parent company are translated into US Dollars at the period-end rate. The exchange differences arising on this translation are included in the foreign currency translation reserve, but cannot be recycled through profit or loss.

        Monetary assets and liabilities in foreign currencies are translated into the functional currency of the entities in the group at rates of exchange ruling at the reporting date.

        Exchange gains and losses on the translation and settlement of foreign currency monetary assets and liabilities during the period are recognised in profit or loss in the period in which they arise.

(ii) Consolidation of foreign operations

        The assets and liabilities, including goodwill of entities that have non-Dollar functional currencies, are translated at the period-end rate, while the income and expenses are translated using the average exchange rate. The differences that arise on translation are reported directly in other comprehensive income and are only reclassified to profit or loss on disposal of the foreign operation, using the step-by-step consolidation method in terms of IFRIC 16 Hedges of a Net Investment in a Foreign Operation.

        The group used the following exchange rates for financial reporting purposes:

	Sept 12	Sept 11	Sept 10
Period-end rate
US$1 = ZAR	8.3096	8.0963	7.0190
€1 = US$	1.2859	1.3386	1.3491
Annual average rate
US$1 = ZAR	8.0531	6.9577	7.4917
€1 = US$	1.2988	1.3947	1.3658

2.2.2 Group accounting

(i) Subsidiary undertakings and special-purpose entities

        The group annual financial statements include the assets, liabilities and results of the company and subsidiaries (including special-purpose entities) controlled by the group. The results of subsidiaries acquired or disposed of in the year are included in the group income statements from the date of acquisition or up to the date of disposal or cessation of control.

        Inter-group balances and transactions, and profits and losses arising from inter-group transactions, are eliminated in the preparation of the group annual financial statements. Inter-group losses are not eliminated to the extent that they provide objective evidence of impairment.

(ii) Associates and joint ventures

        The results, assets and liabilities of associates and joint ventures are incorporated in the group's annual financial statements using the equity method of accounting. The share of the associate's or joint venture's profit after tax is determined from their latest financial statements or, if their year-ends are different to those of the group, from their unaudited management accounts that corresponds to the groups' financial year-end.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

2.     ACCOUNTING POLICIES (Continued)

        The requirements of IAS 39 Financial Intruments: Recognition and Measurement are applied to determine whether it is necessary to recognise any impairment loss with respect to the group's investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognised, which is recorded in other operating expenses, is deducted from the carrying amount of the investment. Any reversal of an impairment loss increases the carrying value of the investment to the extent recoverable, but not higher than the historical amount.

2.2.3 Financial instruments

(i) Initial recognition

        Financial instruments are recognised on the balance sheet when the group becomes a party to the contractual provisions of a financial instrument. All purchases of financial assets that require delivery within the time frame established by regulation or market convention ('regular way' purchases) are recognised at trade date.

(ii) Initial measurement

        All financial instruments are initially recognised at fair value, including transaction costs that are incremental to the group and directly attributable to the acquisition or issue of the financial asset or financial liability except, for those classified as fair value through profit or loss where the transaction costs are recognised immediately in profit or loss.

(iii) Subsequent measurement

  •
  Financial assets and financial liabilities at fair value through profit or loss

        Financial instruments at fair value through profit or loss consist of items classified as held for trading or where they have been designated as fair value through profit or loss.

  •
  Financial liabilities at amortised cost

        All financial liabilities, other than those at fair value through profit or loss, are classified as financial liabilities at amortised cost.

  •
  Loans and receivables

        Loans and receivables are carried at amortised cost, with interest revenue recognised in profit or loss for the period using the effective interest rate method.

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

for the year ended September 2012

2.     ACCOUNTING POLICIES (Continued)

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

  •
  Available-for-sale financial assets

        When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative unrealised gains and losses recognised in equity are reclassified to profit or loss even though the financial asset has not been derecognised.

        Impairment losses are only reversed in a subsequent period if the fair value increases due to an objective event occurring since the loss was recognised. Impairment reversals other than available-for-sale debt securities are not reversed through profit or loss but through other comprehensive income.

(vii) Interest income and expense

        Interest income and expense are recognised in profit or loss using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial asset or financial liability to that asset's or liability's net carrying amount on initial recognition.

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

for the year ended September 2012

2.     ACCOUNTING POLICIES (Continued)

(ii) Development activities

        Intangible assets are stated at cost less accumulated amortisation and impairment losses. Amortisation of engineering projects, computer software and development costs is charged to profit or loss on a straight-line basis over the estimated useful lives of these assets, not exceeding five years.

(iii) Brands and patents

        Brands and patents acquired are capitalised and amortised on a straight-line basis over their estimated useful lives, which is on average ten years. Patents are derecognised when legal protection relating to the patented item ceases to exist.

(iv) Licence fees

        Licence fees are amortised on a straight-line basis over the useful life of each licence.

2.2.6 Inventories

        Inventories are stated at the lower of cost or net realisable value. Cost includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

        Cost is determined on the following basis:

Classification	Cost formula
Finished goods	First in first out ('FIFO')
Raw materials, work in progress and consumable stores	Weighted average
Cost of items that are not interchangeable	Specific identification inventory valuation basis

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

2.     ACCOUNTING POLICIES (Continued)

2.2.8 Non-current assets held for sale

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

        Shipping and handling costs, such as freight to the group's customers' destination are included in cost of sales. These costs, when included in the sales price charged for the group's products are recognised in sales.

2.2.12 Emission trading

        The group recognises grants, when allocated by governments for emission rights, as an intangible asset at cost with an equal liability at the time of the grant.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

2.     ACCOUNTING POLICIES (Continued)

        The group does not recognise a liability for emissions to the extent that it has sufficient allowances to satisfy emission liabilities. Where there is a shortfall of allowances that the group would have to deliver for emissions, a liability is recognised at the current market value of the shortfall.

        Where the group sells allowances to parties outside the group at amounts greater than carrying value, a gain is recognized in selling, general and administrative expenses in profit or loss for the period.

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

        The group recognises income for the alternative fuel mixture credits when its right to receive the credit is established. This occurs when the group has complied with the requirements of the Internal Revenue Code and has submitted a claim for the credits due. This is recorded in profit and loss under other operating income. The group considers the tax credits earned in fiscal 2010 and fiscal 2009 as fully taxable and have treated them as such in the calculation of its tax provision in the group annual financial statements.

2.2.14 Goodwill

        The acquisition of subsidiaries is accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the group in exchange for control of the acquiree. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition are recognised at their fair value at the acquisition date.

        Goodwill arising at acquisition is subsequently held at cost less any accumulated impairment losses. Goodwill is not amortised but is tested for impairment annually or more frequently where there is an indication of impairment within one or more cash-generating units ('CGUs') to which goodwill has been allocated and from which the synergies from the business combinations are expected.

        Goodwill is tested for impairment using a cash flow valuation model based on an allocation of the goodwill to one or more CGUs. The group takes into account its ability to carousel products across different operating units in determining CGUs and in allocating goodwill to those CGUs.

2.2.15 Share-based payments

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

for the year ended September 2012

2.     ACCOUNTING POLICIES (Continued)

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

        In accounting for the group's share-based payment transactions, management uses estimates and assumptions to determine shares-based payment expenses. Key inputs to this process include; the volatility of the group's share price, employee turnover rate and dividend payout rates which are necessary in determining the grant date fair value.

        Note 28 provides further detail on key estimates, assumptions and other information on share-based payments applicable as at the end of September 2012.

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

        In assessing assets for impairment, the group estimates the asset's useful life, discounted future cash flows, including appropriate bases for future product pricing in the appropriate markets, raw

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

2.     ACCOUNTING POLICIES (Continued)

material and energy costs, volumes of product sold, the planned use of machinery or equipment or closing of facilities. The pre-tax discount rate (impairment discount factor) is another sensitive input to the calculation. For an asset whose cash flows are largely dependent on those of other assets, the recoverable amount is determined for the CGU to which the asset belongs. Additionally assets are also assessed against their fair value less costs to sell.

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

2.3.2 Property, plant and equipment

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

        The following methods and rates are used to depreciate property, plant and equipment to estimated residual values:

Buildings	straight-line 10 to 40 years
Plant	straight-line 5 to 20 years
Vehicles	straight-line 5 to 10 years
Furniture and Equipment	straight-line 3 to 6 years

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

2.     ACCOUNTING POLICIES (Continued)

2.3.3 Taxation

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

        Secondary Tax on Companies (STC) is a South African income tax that arises from the distribution of dividends and is recognised in the current tax charge of the income statement at the time the dividend is declared. STC was replaced with dividend withholding tax in South Africa for dividends declared after 01 April 2012.

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

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

        Before recognising a deferred tax asset the group assesses the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent recovery is not probable, a deferred tax asset is not recognised. In recognising deferred tax assets, the group considers profit forecasts, including the effect of exchange rate fluctuations on sales, external market conditions and restructuring plans.

(iii) Dividend withholding tax

        Dividend withholding tax is payable on dividends distributed to certain shareholders. This tax is not attributable to the company paying the dividend but is collected by the company and paid to the tax authorities on behalf of the shareholder. On receipt of a dividend, the dividend withholding tax is recognised as part of the current tax charge in the income statement in the period in which the dividend is received.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

2.     ACCOUNTING POLICIES (Continued)

2.3.4 Derivatives and hedge accounting

(i) Fair value hedges

        Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in profit or loss immediately, together with any changes in the fair value of the hedged item that are attributable to the hedged risk. The change in the fair value of the hedging instrument is recognised in the same line of profit or loss as the change in the hedged item.

(ii) Cash flow hedges

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

        If the forecasted transaction results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is transferred from other comprehensive income to the underlying asset or liability on the transaction date.

(iii) Hedge of a net investment in a foreign operation

        The effective portion of the gain or loss on the hedging instrument is recognised in other comprehensive income and is only reclassified to profit or loss on the disposal or partial disposal of the foreign operation.

(iv) Discontinuance of hedge accounting

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

        Refer note 29.2 to the group annual financial statements for details of the fair value hedging relationships as well as the impact of the hedge on the pre-tax profit or loss for the period.

2.3.5 Plantations

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

for the year ended September 2012

2.     ACCOUNTING POLICIES (Continued)

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

  •
  Volume and growth estimations and cost assumptions

        The group focuses on good husbandry techniques which include ensuring that the rotation of plantations is met with adequate planting activities for future harvesting. The age threshold used for quantifying immature timber is dependent on the rotation period of the specific timber genus which varies between 8 and 18 years. In the Southern African region, softwood less than eight years and hardwood less than five years are classified as immature timber.

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

for the year ended September 2012

2.     ACCOUNTING POLICIES (Continued)

independent commercial farmers where Sappi provides technical advice on the growing and tendering of trees.

        The associated costs for managing plantations are recognised as silviculture costs in cost of sales (see note 4).

2.3.6 Pension plans and other post-retirement benefits

        Defined benefit and defined contribution plans have been established for eligible employees of the group, with the assets held in separate trustee-administered funds.

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

        Refer to note 27 for the key estimates, assumptions and other information on post-employment benefits applicable as at the end of September 2012.

2.3.7 Provisions

        Provisions are recognised when the group has a legal or constructive obligation arising from past events that will probably be settled and can be measured reliably. Where the effect of discounting (time value) is material, provisions are discounted and the discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

2.     ACCOUNTING POLICIES (Continued)

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

        The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring and is recorded in other operating expenses in profit or loss.

2.3.8 Environmental restoration and decommissioning obligations

        The group initially recognises a liability for management's best present value estimate of costs expected to be incurred in the dismantling and removal of non-current assets where a legal or constructive obligation exists. The liability changes over time and actual costs incurred in future periods could differ materially from estimates. Additionally, future changes to environmental laws and regulations, life-of-operation estimates and discount rates could affect the carrying amount of this liability.

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

2.4 Adoption of accounting standards in the current year

        The following standards, interpretations and significant amendments or revisions to standards have been adopted by the group in the current year:

Standards, interpretations and amendments to standards

        The group adopted the following standards, interpretations and amendments to standards during the current year, all of which had no material impact on the group's reported results or financial position:

  •
  IAS 24 Related Party Disclosures—Revised definition of related parties;

  •
  IFRS 7 Financial Instruments: Disclosures—Transfers of financial assets;

  •
  IFRIC 14 IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction; and

  •
  Various improvements to IFRSs.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

2.     ACCOUNTING POLICIES (Continued)

2.5 Accounting standards, interpretations and amendments to existing standards that are not yet effective

        The group has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for the group's accounting periods beginning on or after October 2012 or later periods. The group is currently evaluating the impact that the adoption of these IFRSs will have on its consolidated financial statements when they are adopted in the respective periods indicated.

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

  •
  IFRS 13 Fair Value Measurements—establishes a single source of guidance for fair value measurements under IFRS—September 2014;

  •
  IAS 28 Investments in Associates and Joint Ventures—amendment to conform changes based on the issuance of IFRS 10 and IFRS 11—September 2014; and

  •
  IFRS 9 Financial Instruments—IFRS 9 introduces new requirements for classifying and measuring financial assets and liabilities—September 2016.

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

  •
  IFRS 7 Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities—September 2014;

  •
  IFRS 10 Consolidated Financial Statements—IFRS 10 specifies control as a single basis for consolidation for all entities, regardless of the nature of the investee—September 2014;

  •
  IFRS 11 Joint Arrangements—classifies joint arrangements as either joint operations or joint ventures and requires different treatment for these—September 2014;

  •
  IFRS 12 Disclosure of Interests in Other Entities—September 2014;

  •
  IAS 32 Financial Instruments: Presentation—Offsetting Financial Assets and Financial Liabilities—September 2015;

  •
  IAS 27 Separate Financial Statements—amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements—September 2014; and

  •
  Various improvements to IFRSs.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

3.     SEGMENT INFORMATION

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

        Information reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance is focused on geographical regions. The group accounts for inter-group sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. All such sales and transfers are eliminated on consolidation.

        The group operates a trading network called Sappi Trading for the international marketing and distribution of dissolving wood pulp and market pulp throughout the world and, of the group's other products in areas outside its core operating regions of North America, Europe and Southern Africa. The financial results and position associated with Sappi Trading are allocated to our reportable segments.

	Sappi Fine Paper
							Sappi Southern Africa			Unallocated and eliminations(3)
	North America			Europe									Group
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
	(US$ million)
Income statement
External sales(1)	1,438	1,520	1,373	3,350	3,965	3,638	1,559	1,801	1,561	—	—	—	6,347	7,286	6,572
Operating profit (loss) excluding special items	94	129	124	133	68	76	178	199	134	(2)	8	5	403	404	339
Special items—losses (gains)(2)	7	(7)	(56)	(45)	139	4	25	136	22	(5)	50	28	(18)	318	(2)
Segment operating profit (loss)	87	136	180	178	(71)	72	153	63	112	3	(42)	(23)	421	86	341
EBITDA excluding special items(2)	173	203	201	329	300	310	271	309	236	(1)	9	5	772	821	752
Share of profit (loss) of associates and joint ventures	—	—	—	1	—	1	4	2	4	(3)	4	8	2	6	13
Depreciation and amortisation	79	74	77	196	232	234	93	110	102	1	1	—	369	417	413
(Impairment reversals) impairments of assets and investments	—	(3)	(2)	1	57	(10)	9	68	2	—	45	—	10	167	(10)
Profit on disposal of associates and joint ventures	—	—	—	—	—	—	—	—	—	11	—	—	11	—	—
Profit (loss) on disposal of non-current assets	—	2	3	51	—	2	1	(2)	—	—	1	—	52	1	5
Fellings	—	—	—	—	—	—	73	82	71	—	—	—	73	82	71
Plantation fair value adjustment	—	—	—	—	—	—	(68)	(65)	(98)	—	—	—	(68)	(65)	(98)
Restructuring provisions (released) raised and closure costs	—	(2)	—	5	89	17	(7)	44	23	—	4	6	(2)	135	46
Other non-cash items	10	17	10	10	9	1	21	22	(37)	5	(2)	2	46	46	(24)

Balance sheet
Capital expenditures	92	58	42	96	111	100	216	97	64	—	2	—	404	268	206
Segment assets(4)	919	908	935	1,776	1,889	2,109	1,605	1,574	1,887	20	51	65	4,320	4,422	4,996
Property, plant and equipment	774	762	777	1,314	1,484	1,663	1,067	987	1,220	2	2	—	3,157	3,235	3,660

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

3.     SEGMENT INFORMATION (Continued)

Reconciliation of operating profit (loss) excluding special items to segment operating profit (loss):

	Sappi Fine Paper
							Sappi Southern Africa			Unallocated and eliminations(3)
	North America			Europe									Group
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
	(US$ million)
Operating profit (loss) excluding special items	94	129	124	133	68	76	178	199	134	(2)	8	5	403	404	339
Special items—losses (gains)(2)	7	(7)	(56)	(45)	139	4	25	136	22	(5)	50	28	(18)	318	(2)

Segment operating profit (loss)	87	136	180	178	(71)	72	153	63	112	3	(42)	(23)	421	86	341

Reconciliation of EBITDA excluding special items and operating profit (loss) excluding special items to profit (loss) before taxation:

	Sappi Fine Paper
							Sappi Southern Africa			Unallocated and eliminations(3)
	North America			Europe									Group
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
	(US$ million)
EBITDA excluding special items(2)	173	203	201	329	300	310	271	309	236	(1)	9	5	772	821	752
Depreciation and amortisation	79	74	77	196	232	234	93	110	102	1	1	—	369	417	413

Operating profit (loss) excluding special items	94	129	124	133	68	76	178	199	134	(2)	8	5	403	404	339
Special items—losses (gains)(2)	7	(7)	(56)	(45)	139	4	25	136	22	(5)	50	28	(18)	318	(2)

Segment operating profit (loss)	87	136	180	178	(71)	72	153	63	112	3	(42)	(23)	421	86	341

							Net finance costs						283	307	255

							Profit (loss) before taxation						138	(221)	86

Reconciliation of segment assets to total assets:

	Group
	2012	2011	2010
	(US$ million)
Segment assets(4)	4,320	4,422	4,996
Deferred tax assets	154	45	53
Cash and cash equivalents	645	639	792
Derivative financial instruments	1	10	3
Trade and other payables	1,005	1,065	1,271
Provisions	17	107	33
Taxation payable	26	20	36

Total assets	6,168	6,308	7,184

(1)
Sales of products are allocated to where the product is manufactured.

(2)
Refer to Item 3—Key Information—Selected Financial Data, for the definition of Special Items.

(3)
Primarily includes the group's treasury operations and its self-insurance captive.

(4)
Segment assets (excluding deferred taxation and cash) less current liabilities (excluding interest-bearing borrowings and overdraft).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

3.     SEGMENT INFORMATION (Continued)

Sales by products

	2012	2011	2010
	(US$ million)
Coated Woodfree	4,014	4,544	4,213
Uncoated Woodfree	432	552	488
Speciality Paper	453	494	460
Commodity	451	540	462
Dissolving wood pulp	685	796	604
Paper Pulp	230	291	284
Other	82	69	61

	6,347	7,286	6,572

4.     OPERATING PROFIT

        Operating profit has been arrived at after charging (crediting):

	2012		2011		2010
	Cost of sales	Selling, general and administrative expenses	Cost of sales	Selling, general and administrative expenses	Cost of sales	Selling, general and administrative expenses
	(US$ million)
Raw materials, energy and other direct input costs	3,393	—	3,962	—	3,461	—

Wood (includes growth and felling adjustments(1))	723	—	773	—	624	—
Energy	565	—	670	—	611	—
Chemicals	1,028	—	1,117	—	1,025	—
Pulp	753	—	987	—	907	—
Other variable costs	324	—	415	—	294	—

Plantation price fair value adjustment	15	—	16	—	(31)	—
Employment costs	898	200	1,027	211	968	208
Depreciation	345	22	392	22	388	23
Delivery charges	526	—	597	—	547	—
Maintenance	253	—	300	—	275	—
Other overheads	122	—	160	—	178	—
Marketing and selling expenses	—	102	—	112	—	112
Administrative and general expenses	—	93	—	109	—	105

	5,552	417	6,454	454	5,786	448

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

4.     OPERATING PROFIT (Continued)

	2012	2011	2010
	(US$ million)
Silviculture costs (included within cost of sales)	70	79	67
Leasing charges for premises	14	14	14
Leasing charges for plant and equipment	18	22	48
Remuneration paid other than to employees of the company in respect of:	28	35	31

—technical services	14	16	12
—administration services	14	19	19

Auditors' remuneration:	8	8	8

—audit and related services	6	6	7
—tax planning and tax advice	2	1	1
—refinancing related services(2)	—	1	—

Research and development costs	24	26	25
Amortisation	2	3	3
Cost on derecognition of loans and receivables(3)	10	11	14

(1)
Changes in plantation volumes.

	2012	2011	2010
	(US$ million)
Fellings	73	82	71
Growth	(83)	(81)	(67)
(2)
These costs have been capitalised.

(3)
The cost on derecognition of trade receivables relates to the derecognition of trade receivables related to the securitisation programme in South Africa and to the sale of letters of credit in Hong Kong.

4.1  Employment costs

	2012	2011	2010
	(US$ million)
Wages and salaries	984	1,112	1,054
Defined contribution plan expense (refer to note 27)	35	46	42
Defined benefit pension plan expense (refer to note 27)	24	14	15
Other defined benefit plan expense (refer to note 27)	13	14	14
Share-based payment expense	9	15	13
Other	33	37	38

	1,098	1,238	1,176

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

4.     OPERATING PROFIT (Continued)

4.2  Other operating (income) expenses

	2012	2011	2010
	(US$ million)
Included in other operating (income) expenses are the following:
Impairments (reversals) of assets and investments	10	167	(10)
Restructuring provisions and closure costs (reversed) raised	(2)	135	46
Profit on disposal of associates and joint ventures	(11)	—	—
Profit on disposal of non-current assets	(52)	(1)	(5)
Alternative fuel mixture credits	—	—	(51)
Black Economic Empowerment ('BEE') charge:	3	5	23

—unwinding of the 2006 Black Economic Empowerment transaction	—	—	19
—IFRS 2 costs on management and employee share option plans	3	5	4

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

5.     NET FINANCE COSTS

	2012	2011	2010
	(US$ million)
Interest and other finance costs on liabilities carried at amortised cost	311	348	309

—Interest on bank overdrafts	1	2	1
—Interest on redeemable bonds and other loans	220	282	303
—Premium and costs on early redemption of redeemable bonds and other loans	46	43	—
—Accelerated amortisation on early settlement of redeemable bonds and other loans	42	17	—
—Interest cost on finance lease obligations	2	4	5

Finance revenue received on assets carried at amortised cost	(12)	(12)	(16)

—Interest on bank accounts	(10)	(9)	(6)
—Discount on early redemption of redeemable bonds and other loans	—	—	(5)
—Interest revenue on other loans and investments	(2)	(3)	(5)

Interest capitalised to property, plant and equipment(1)	(6)	—	—
Net foreign exchange gains	(5)	(13)	(17)
Net fair value gain on financial instruments	(5)	(16)	(21)

—Realised gain on termination of swaps	(2)	(1)	—
—Gain on amortisation of de-designated hedges	(3)	(18)	(21)
—Hedge ineffectiveness
—gain on hedging instrument (derivative)	(3)	(19)	—
—loss on hedged item	3	22	—

	283	307	255

(1)
Borrowing costs incurred on the conversion projects at Ngodwana Mill in Sappi Southern Africa and Cloquet Mill in Sappi Fine Paper North America have been capitalised at the weighted average capitalisation rate of 9.3%.

6.     TAXATION CHARGE

	2012	2011	2010
	(US$ million)
Current taxation:
—Current year	28	10	10
—Prior year overprovision	(4)	(2)	(20)
—Other company taxes	4	6	4
Deferred taxation:
—Current year	10	—	26
—Prior year overprovision	(2)	(3)	—
—Attributable to tax rate changes	(2)	—	—

	34	11	20

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

6.     TAXATION CHARGE (Continued)

        In addition to income taxation charges to profit or loss, deferred taxation relief of US$125 million (2011: US$3 million charge; 2010: US$11 million relief) has been recognised directly in other comprehensive income (refer to note 11).

Reconciliation of the tax rate

	2012	2011	2010
	(US$ million)
Profit (loss) before taxation	138	(221)	86

Profit-making regions	267	231	307
Loss-making regions	(129)	(452)	(221)

Taxation at the average statutory tax rate	47	(49)	35

Profit-making regions at 29% (2011: 30%; 2010: 30%)	78	69	92
Loss-making regions at 24% (2011: 26%; 2010: 26%)	(31)	(118)	(57)

Net exempt income and non-tax deductible expenditure	(41)	(10)	(10)
Effect of tax rate changes	(2)	—	—
Unrecognised deferred tax assets raised	58	110	65
Unrecognised deferred tax assets utilised	(26)	(41)	(54)
Prior year adjustments	(6)	(5)	(20)
Other taxes	4	6	4

Taxation charge	34	11	20

Effective tax rate for the year	25%	(5%)	23%

7.     EARNINGS (LOSS) PER SHARE AND HEADLINE EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share (EPS)

        EPS is based on the group's profit (loss) for the year divided by the weighted average number of shares in issue during the year under review.

	2012			2011			2010
	Profit	Shares	Earnings per share	Loss	Shares	Loss per share	Profit	Shares	Earnings per share
	(US$ million)	(millions)	(US cents)	(US$ million)	(millions)	(US cents)	(US$ million)	(millions)	(US cents)
Basic EPS calculation	104	520.8	20	(232)	519.9	(45)	66	516.7	13
Share options and performance shares under Sappi Limited Share Trust	—	1.4	—	—	—	—	—	3.9	—
Share options granted under the Broad-based Black Economic Empowerment transaction	—	—	—	—	—	—	—	0.2	—

Diluted EPS calculation	104	522.2	20	(232)	519.9	(45)	66	520.8	13

        The diluted EPS calculations are based on Sappi Limited's daily average share price of ZAR24.88 (2011: ZAR33.66; 2010: ZAR31.86) and exclude the effect of certain share options granted under the

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

7.     EARNINGS (LOSS) PER SHARE AND HEADLINE EARNINGS (LOSS) PER SHARE (Continued)

Sappi Share Incentive Scheme as well as share options granted under the Broad-based Black Economic Empowerment transaction as they would be anti-dilutive.

        There are 12.8 million (2011: 12.0 million; 2010: 10.6 million) share options that could potentially dilute EPS in the future that are not included in the diluted weighted average number of shares calculation as they are anti-dilutive.

Headline earnings (loss) per share(1)

        Headline earnings (loss) per share is based on the group's headline earnings (loss) divided by the weighted average number of shares in issue during the year. This is a JSE Limited Listings required measure.

        Reconciliation between attributable earnings (loss) to ordinary shareholders and headline earnings (loss):

	2012			2011			2010
	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net
	(US$ million)
Attributable earnings (loss) to ordinary shareholders	138	34	104	(221)	11	(232)	86	20	66
Impairments (reversals) of assets and investments	10	2	8	167	17	150	(10)	—	(10)
Profit on disposal of associates and joint ventures	(11)	—	(11)	—	—	—	—	—	—
Profit on disposal of non-current assets	(52)	—	(52)	(1)	—	(1)	(5)	—	(5)

Headline earnings (loss)	85	36	49	(55)	28	(83)	71	20	51

Weighted average number of ordinary shares in issue (millions)			520.8			519.9			516.7
Headline earnings (loss) per share (US cents)			9			(16)			10
Weighted average number of ordinary shares in issue on a fully diluted basis (millions)			522.2			519.9			520.8
Diluted headline earnings (loss) per share (US cents)			9			(16)			10

(1)
Headline earnings—as defined in circular 3/2012 issued by the South African Institute of Chartered Accountants, separates from earnings all separately identifiable remeasurements. It is not necessarily a measure of sustainable earnings.

8.     DIVIDENDS

        No dividends were declared in respect of the current and previous fiscal years.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

9.     PROPERTY, PLANT AND EQUIPMENT

	2012	2011
	(US$ million)
Land and buildings(1)
At cost	1,494	1,542
Accumulated depreciation and impairments	(841)	(840)

	653	702

Plant and equipment(2)
At cost	7,323	7,408
Accumulated depreciation and impairments	(4,864)	(4,932)

	2,459	2,476

Capitalised leased assets(3)
At cost	558	581
Accumulated depreciation and impairments	(513)	(524)

	45	57

Aggregate cost	9,375	9,531
Aggregate accumulated depreciation and impairments	(6,218)	(6,296)

Aggregate book value	3,157	3,235

        The movement of property, plant and equipment is reconciled as follows:

	Land and buildings	Plant and equipment	Capitalised leased assets	Total
	(US$ million)
Net book value at September 2010	753	2,750	157	3,660
Additions	26	241	1	268
Disposals	—	(5)	—	(5)
Transfers	—	88	(88)	—
Depreciation	(46)	(356)	(12)	(414)
Impairments(4)	—	(122)	—	(122)
Translation differences	(31)	(120)	(1)	(152)

Net book value at September 2011	702	2,476	57	3,235
Additions	21	376	1	398
Finance costs capitalised	—	6	—	6
Disposals	(15)	(4)	—	(19)
Transfers	1	(1)	—	—
Depreciation	(37)	(319)	(11)	(367)
Impairments	—	(20)	—	(20)
Reversal of impairments	—	10	—	10
Translation differences	(19)	(65)	(2)	(86)

Net book value at September 2012	653	2,459	45	3,157

(1)
Details of land and buildings are available at the registered offices of the respective companies who own the assets.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

9.     PROPERTY, PLANT AND EQUIPMENT (Continued)

(2)
Plant and equipment includes vehicles and furniture, the book value of which does not warrant disclosure as a separate class of assets.

(3)
Capitalised leased assets consist primarily of plant and equipment.

(4)
Pursuant to the group's strategy review, the group implemented a number of initiatives during the year which resulted in asset impairment charges being recorded during fiscal 2011.

        Refer to note 24 for details of encumbrances.

Asset impairments and impairment reversals

September 2012

Sappi Southern Africa

Sappi Paper and Paper Packaging operations

        Certain fixed assets that were impaired in fiscal 2011 were transferred to other cash generating units during the year resulting in an impairment reversal of US$10 million.

Ngodwana Mill

        Some of the equipment at Ngodwana Mill with a book value of US$8 million will be taken out of production as part of the conversion project to produce dissolving wood pulp resulting in an impairment charge of US$8 million to profit or loss.

Tugela Mill

        At the end of fiscal 2012, there were indicators of impairment at Tugela Mill in Sappi Southern Africa. Difficult market conditions as well as the cost structure of a paper machine ('PM4') at the mill did not allow the paper machine to operate profitably. As a result, PM4 (a sackkraft and containerboard machine) was tested for impairment in accordance with IAS 36 by comparing the recoverable amount with the carrying amount. As a result, an impairment charge of US$9 million has been recorded in other operating expenses in profit or loss for the period. The recoverable amount was calculated on a value in use basis, using a real pre-tax discount rate of 7.77%. On 12 October 2012, Sappi announced the decision to mothball PM4 from 01 January 2013 with the intention to restart the machine when the market conditions improve.

September 2011

Sappi Fine Paper Europe

Biberist Mill

        In March 2011, Sappi announced the potential closure of its Biberist Mill in Switzerland. The mill ceased production during August 2011. The mill's order book was transferred to the other Sappi European mills. An impairment charge of US$57 million was recorded against plant and equipment for that year. The remaining fixed assets, comprising land and buildings, were sold for US$56 million in fiscal 2012.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

9.     PROPERTY, PLANT AND EQUIPMENT (Continued)

Sappi Southern Africa

Usutu Mill

        Usutu Mill ceased operations at the end of January 2010, and the pulp mill was permanently closed. The mill's remaining property, plant and equipment which had already been substantially impaired in previous years, was fully impaired in fiscal 2011 resulting in a charge of US$9 million being recorded in that fiscal year. Sappi continues its forestry operations in Swaziland.

Adamas Mill

        In May 2011, we announced the potential closure of Adamas Mill. The mill was closed in August 2011 and the more profitable grades were transferred to Enstra Mill and Stanger Mill. The plant and equipment other than land and buildings was impaired by US$10 million. The land and buildings were sold for US$5 million in fiscal 2012.

Sappi Paper and Paper Packaging operations

        A review of the paper and paper packaging operations completed in the fourth fiscal quarter of 2011, indicated that the production of certain paper and paper packaging products would have to be curtailed. The curtailment of the production of these products resulted in an impairment charge of US$49 million being recorded in that year.

10.  PLANTATIONS

	2012	2011
	(US$ million)
Fair value of plantations at beginning of year	580	687
Gains arising from growth	83	81
Fire, hazardous weather and other damages	(4)	—
Loss arising from fair value price changes	(15)	(16)
Harvesting—agriculture produce (fellings)	(73)	(82)
Disposals	(1)	—
Translation difference	(15)	(90)

Fair value of plantations at end of year	555	580

        Sappi manages the establishment, maintenance and harvesting of its plantations on a compartmentalised basis. These plantations are comprised of pulpwood and sawlogs and are managed in such a way so as to ensure that the optimum fibre balance is supplied to its paper and pulping operations in Southern Africa.

        As the group manages its plantations on a rotational basis, the respective increases by means of growth are negated by depletions over the rotation period for the group's own production or sales.

        The group owns plantations on land that the group owns, as well as on land that the group leases. The group discloses both of these as directly managed plantations. With regard to indirectly managed plantations, the group has several different types of agreements with many independent farmers. The

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

10.  PLANTATIONS (Continued)

terms of the agreements depend on the type and specific needs of the farmer and the areas planted and range in duration from one to more than 20 years. In certain circumstances, the group provides loans to farmers that are disclosed as accounts receivable on the group balance sheet (these loans are considered, individually and in aggregate, immaterial to the group). If the group provides seedlings, silviculture and/or technical assistance, the costs are expensed when incurred by the group.

        The group is exposed to financial risks arising from climatic changes, disease and other natural risks such as fire, flooding and storms as well as human-induced losses arising from strikes, civil commotion and malicious damage. These risks are covered by an appropriate level of insurance as determined by management. The plantations have an integrated management system that complies with FSC standards.

        Changes in estimated prices, the discount rate, costs to sell and, volume and growth assumptions applied in the valuation of immature timber may impact the calculated fair value as tabled below:

	2012	2011	2010
	(US$ million)
Market price changes
1% increase in market prices	4	4	2
1% decrease in market prices	(4)	(4)	(2)
Discount rate (for immature timber)
1% increase in rate	(4)	(4)	(5)
1% decrease in rate	4	4	5
Volume assumption
1% increase in estimate of volume	5	6	9
1% decrease in estimate of volume	(5)	(6)	(9)
Costs to sell
1% increase in costs to sell	(3)	(3)	(1)
1% decrease in costs to sell	3	3	1
Growth assumptions
1% increase in rate of growth	2	1	2
1% decrease in rate of growth	(2)	(1)	(2)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

11.  DEFERRED TAX

	2012		2011
	Assets	Liabilities	Assets	Liabilities
	(US$ million)
Other liabilities, accruals and prepayments	(55)	25	(62)	24
Inventory	4	3	3	3
USA alternative minimum tax credit carry forward	18	—	16	—
Tax loss carry forward	203	25	279	38
Property, plant and equipment	(72)	(262)	(98)	(276)
Plantations	(28)	(125)	(22)	(136)
Other non-current assets	63	—	10	—
Other non-current liabilities	21	15	(81)	11

	154	(319)	45	(336)

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

11.  DEFERRED TAX (Continued)

Unrecognised deferred tax assets

        Deferred tax assets arising from unused tax losses are not recognised for carry forward when it cannot be demonstrated that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

	2012	2011
	(US$ million)
Unrecognised deferred tax assets relate to the following:
Other non-current liabilities	—	91
Tax losses	645	562
Property, plant and equipment	—	22

	645	675

Attributable to the following tax jurisdictions:
Belgium	86	86
The Netherlands	18	17
Finland	42	50
Switzerland	—	30
United States of America	—	158
Swaziland	29	34
South Africa	1	1
Austria	469	299

	645	675

Expiry between two and five years	40	29
Expiry after five years	67	174
Indefinite life	538	472

	645	675

The following table shows the movement in the unrecognised deferred tax assets for the year:

	2012	2011
	(US$ million)
Balance at beginning of year	675	704
Unrecognised deferred tax assets raised	—	54
Unrecognised deferred tax assets utilised	(57)	(41)
Prior year adjustments	53	(24)
Rate adjustments	(5)	(7)
Movement in foreign exchange rates	(21)	(11)

Balance at end of year	645	675

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

11.  DEFERRED TAX (Continued)

Reconciliation of deferred tax

	2012	2011
	(US$ million)
Deferred tax balances at beginning of year
Deferred tax assets	45	53
Deferred tax liabilities	(336)	(386)

	(291)	(333)
Deferred tax (charge) benefit for the year	(6)	3

Other liabilities, accruals and prepayments	(4)	61
Inventory	—	5
USA alternative minimum tax credit	2	2
Tax loss carry forward	(61)	(57)
Property, plant and equipment	10	14
Plantations	1	3
Other non-current assets	54	(15)
Other non-current liabilities	(8)	(10)

Amounts recorded directly in other comprehensive income	125	(3)
Translation differences	7	42

Deferred tax balances at end of year	(165)	(291)

Deferred tax assets	154	45
Deferred tax liabilities	(319)	(336)

12.  GOODWILL AND INTANGIBLE ASSETS

	2012					2011
	Goodwill	Licence fees	Patents	Brands	Total	Goodwill	Licence fees	Patents	Brands	Total
	(US$ million)
Net carrying amount at beginning of year	4	3	—	18	25	4	3	—	20	27
Amortisation	—	—	—	(2)	(2)	—	—	—	(3)	(3)
Translation difference	—	—	—	(1)	(1)	—	—	—	1	1

Net carrying amount	4	3	—	15	22	4	3	—	18	25

Cost (gross carrying amount)	4	3	—	23	30	4	3	20	24	51
Accumulated amortisation and impairments	—	—	—	(8)	(8)	—	—	(20)	(6)	(26)

Net carrying amount	4	3	—	15	22	4	3	—	18	25

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

13.  JOINT VENTURES AND ASSOCIATES

	2012	2011
	(US$ million)
Cost of joint ventures and associates(1)	34	96
Share of post-acquisition (loss) profit, net of distributions received	(19)	1
Accumulated impairments	—	(45)
Foreign currency translation effect	3	24

	18	76

Summarised financial information in respect of the group's joint ventures and associates is set out below:
Total assets	139	679
Total liabilities	97	327

Net assets	42	352

Group's share of joint ventures and associates net assets after accumulated impairments(1)	18	76

	2012	2011	2010
	(US$ million)
Sales	881	942	691
Profit for the period	2	17	35

Group's share of joint ventures and associates profit for the period(1)	2	6	13

(1)Jiangxi Chenming

        In August 2012, the group entered into a sale agreement for its equity accounted 34% shareholding in Jiangxi Chenming Paper Company Limited ('Jiangxi Chenming') with the majority shareholder and co-founding joint venture partner for US$42 million resulting in a profit of US$11 million which includes the realisation of a foreign currency translation reserve of US$26 million that was previously accounted for in other comprehensive income and which has been realised using the step-by-step consolidation method. The proceeds were received on 06 November 2012. The income statement information includes the results for Jiangxi Chenming up to August 2012.

Umkomaas Lignin (Pty) Limited

        A 50% joint venture agreement with Borregaard Industries Limited for the construction and operation of a lignin plant at Umkomaas and the development, production and sale of products based on lignosulphates in order to build a sustainable lignin business. The financial statements of Umkomaas Lignin (Pty) Limited are to 31 December of each year which is the year-end of Borregaard. The most recent audited financials were to 31 December 2011.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

13.  JOINT VENTURES AND ASSOCIATES (Continued)

Sapin SA

        A 50% joint venture with Sapin SA located in Belgium for the buying and selling of wood and wood chips to Sappi and other paper manufacturers. The financial statements of Sapin SA are to 31 December of each year which is the year-end of Sapin SA. The most recent audited financials were to 31 December 2011.

Papierholz Austria GmbH

        A 43% joint venture agreement for the buying and selling of wood and wood chips to Sappi and other paper and pulp manufacturers. The financial statements of Papierholz Austria GmbH are to 31 December of each year which is the year-end of Papierholz Austria GmbH. The most recent audited financials were to 31 December 2011.

Timber IV

        A special-purpose entity ('SPE') into which Sappi contributed promissory notes (relating to certain Timberlands, equipment and machinery sold by Sappi to a third party timber company) which were pledged as collateral for the SPE to issue bonds. The SPE is not consolidated because the group has taken the position that it is controlled by an unrelated investor which has sufficient equity capital at risk. The group's investment in the SPE was nil as at the end of fiscal 2012 and 2011 as the underlying promissory notes and bonds have been repaid. The financial statements of Timber IV are to 30 September of each year. The results are unaudited.

Energie Biberist AG

        In July 2012, Sappi disposed of Sappi Schweiz AG together with its 10% investment in Energie Biberist AG ('EBAG'). Sappi exercised significant influence by virtue of the fact that Sappi had the power to appoint one of the five directors. EBAG is an energy company that supplied Biberist Mill with steam and 100% of its electricity requirements. On the cessation of production at Biberist Mill in August 2011, the investment in the associate was impaired by the group resulting in a charge to other operating expenses in profit or loss for the period. The financial statements of EBAG are to 31 December each year which is the year-end of EBAG. The most recent audited financials of EBAG were to 31 December 2011.

        Where the year-ends of joint ventures and associates are different to Sappi's, the unaudited management accounts of the joint ventures and associates are used for the periods to Sappi's year-end.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

14.  OTHER NON-CURRENT ASSETS

	2012	2011
	(US$ million)
Financial assets(1)	22	22
Defined benefit pension plan assets (refer to note 27)	26	43
Advances to tree growers	7	7
Other loans	7	11

	62	83

(1)
Details of investments are available at the registered offices of the respective companies.

15.  INVENTORIES

	2012	2011
	(US$ million)
Raw materials	156	160
Work in progress	75	79
Finished goods	333	345
Consumable stores and spares	162	166

	726	750

        The charge to the group income statement relating to the write-down of inventories to net realisable value amounted to US$9 million (2011: US$14 million and 2010: US$17 million).

        The cost of inventories recognised as an expense and included in cost of sales amounted to US$5,009 million (2011: US$5,831 million and 2010: US$5,197 million).

        Refer to note 24 for inventory pledged as security.

16.  TRADE AND OTHER RECEIVABLES

	2012	2011
	(US$ million)
Trade accounts receivable, gross	638	715
Allowance for credit losses	(10)	(15)

Trade accounts receivable, net	628	700
Prepayments and other receivables	179	131

	807	831

        Management rates the quality of trade and other receivables periodically against it's internal credit rating parameters. The quality of these trade receivables is such that management believes no additional allowance for credit losses, other than as provided, is necessary.

        Due to the short maturities of trade and other receivables, the directors consider that the carrying amount of these trade and other receivables approximates it's fair value.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

16.  TRADE AND OTHER RECEIVABLES (Continued)

        Prepayments and other receivables primarily represent prepaid insurance, prepaid taxes and other sundry receivables. Included in other sundry receivables, is the vendor receivable of US$42 million from the sale of the group's 34% shareholding in Jiangxi Chenming.

        Trade receivables (including securitised trade receivables) represent 12% (2011: 11%) of turnover.

16.1 Reconciliation of the allowance for credit losses

	2012	2011
	(US$ million)
Balance at beginning of year	15	14
Raised during the year	6	10
Released during the year	(11)	(9)

Balance at end of year	10	15

        The allowance for credit losses has been determined by reference to specific customer delinquencies.

16.2 Analysis of amounts past due

September 2012

        The following provides an analysis of the amounts that are past the due contractual maturity dates:

	Not Impaired	Impaired	Total
Less than 7 days overdue	13	—	13
Between 7 and 30 days overdue	14	—	14
Between 30 and 60 days overdue	1	—	1
More than 60 days overdue	—	10	10

	28	10	38

September 2011

        The following provides an analysis of the amounts that are past the due contractual maturity dates:

	Not Impaired	Impaired	Total
Less than 7 days overdue	30	—	30
Between 7 and 30 days overdue	12	—	12
Between 30 and 60 days overdue	4	—	4
More than 60 days overdue	2	15	17

	48	15	63

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

16.  TRADE AND OTHER RECEIVABLES (Continued)

        All amounts due which are beyond their contractual repayment terms are reported to divisional management on a regular basis. Any provision for impairment is required to be approved in line with the group limits of authority framework.

        The group holds no collateral (2011: no collateral) against overdue trade receivables.

        The group has granted facilities to customers to buy on credit for the following amounts:

	2012	2011
Less than US$0.5 million	289	299
Less than US$1 million but equal to or greater than US$0.5 million	258	277
Less than US$3 million but equal to or greater than US$1 million	524	597
Less than US$5 million but equal to or greater than US$3 million	219	213
Equal to or greater than US$5 million	939	1,031

	2,229	2,417

16.3 Trade receivables securitisation

        The group operates two trade receivables securitisation programmes due to the cost effectiveness of such structures.

        The Sappi Southern African securitisation programme is off-balance sheet and is described in detail in note 16.4.

        In fiscal 2011, the group replaced its existing on-balance sheet securitisation programmes with a single three-year committed trade receivables purchase programme with UniCredit Bank AG with a programme limit of €360 million. Trade receivables sold in terms of this programme are disclosed in the balance sheet together with a corresponding liability.

        At fiscal year-end, trade receivables with a value of US$490 million (2011: US$491 million) have been pledged as collateral for amounts received as funding under the programme of US$377 million (2011: US$368 million). The group is restricted from selling or repledging the trade receivables that have been pledged as collateral for this liability. For more detail on this programme, refer to note 20.

16.4 Off-balance sheet structures

Letters of credit discounting

        To improve the group's working capital, the group sells certain Letters of Credit to Royal Bank of Scotland ('RBS'), Hong Kong and Union Bancaire Privee ('UBP'), Switzerland at each fiscal month-end on a non-recourse basis.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

16.  TRADE AND OTHER RECEIVABLES (Continued)

Scheckwechsel

        The Scheckwechsel is a financial guarantee supplied by Sappi to the bank of certain customers (trade receivables) who wish to obtain a loan to finance early payment of specified trade receivables (thereby benefiting from an early settlement discount). By signing the Scheckwechsel, Sappi provides a financial guarantee to the bank of the customer.

        This financial guarantee contract is initially recognised at fair value. The fair value at inception is zero as the risk of Sappi having to reimburse the bank is nil (there is no evidence that the customer will not reimburse its loan to the bank), there is no guarantee fee payable by the bank and the Scheckwechsel is a short-term instrument (maximum 90 days). Subsequently, the financial guarantee contract is measured at the higher of:

  (i)
  the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and

  (ii)
  the amount initially recognised less any cumulative amortisation.

        As no event of default has occurred, no provision has been set up and the fair value at year-end remains at zero. However, according to IAS 37, a contingent liability of US$29 million (2011: US$32 million) has been disclosed in this respect.

Sappi Southern Africa securitisation facility

        Sappi sells the majority of its ZAR receivables to Rand Merchant Bank Limited, which issues commercial paper to finance the purchase of the receivables. Sappi does not guarantee the recoverability of any amounts, but shares proportionately with Rand Merchant Bank Limited the credit risk of each underlying receivable, after all recoveries, including insurance recoveries, with Sappi bearing 15% of such risk (and Rand Merchant Bank Limited the remainder). Sappi administers the collection of all amounts processed on behalf of the bank that are due from the customer. The purchase price of these receivables is adjusted dependent on the timing of the payment received from the client. The rate of discounting that is charged on the receivables is the Johannesburg Inter-bank Agreed Rate ('JIBAR') plus a spread. This structure is treated as an off-balance sheet arrangement.

        If this securitisation facility were to be terminated, we would discontinue further sales of trade receivables and would not incur any losses in respect of receivables previously sold in excess of the 15% mentioned above. There are a number of events which may trigger termination of the facility, among others, an amount of defaults above a specified level; terms and conditions of the agreement not being met; or breaches of various credit insurance ratios. The impact on liquidity varies according to the terms of the agreement; generally, however, future trade receivables would be recorded on balance sheet until a replacement agreement is entered into.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

16.  TRADE AND OTHER RECEIVABLES (Continued)

        The total amount of trade receivables sold at the end of September 2012 amounted to US$126 million (2011: US$121 million). Details of the securitisation programme at the end of fiscal 2012 and 2011 are disclosed in the table below:

Bank	Currency	Value	Facility	Discount charges
2012
Rand Merchant Bank Limited	ZAR	ZAR1,044 million	Unlimited(1)	Linked to 3-month JIBAR
2011
Rand Merchant Bank Limited	ZAR	ZAR979 million	Unlimited(1)	Linked to 3-month JIBAR

(1)
The facility in respect of the securitisation facility is unlimited, but subject to the sale of qualifying receivables to the bank.

        Details of the on-balance sheet securitisation facilities are described in note 20.

16.5 Concentration of credit risk

        A significant portion of the group's sales and accounts receivable are from a small number of customers. None of the group's significant customers represented more than 10% of our sales during the years ended September 2012 and September 2011. Where appropriate, credit insurance has been taken out over the group's trade receivables.

        None of the group's other receivables represent a high concentration of credit risk because the group has dealings with a variety of major banks and customers worldwide.

        At balance sheet date, the carrying amount of US$807 million (2011: US$831 million) represents the group's maximum credit risk exposure from trade and other receivables.

        The group has the following amounts due from single customers:

	2012			2011
	Number of customers	US$ million	Percentage	Number of customers	US$ million	Percentage
Greater than US$10 million	8	135	21%	9	170	24%
Between US$5 million and US$10 million	9	61	10%	8	51	7%
Less than US$5 million	1,970	432	69%	2,423	479	69%

	1,987	628	100%	2,440	700	100%

        At balance sheet date, none of the group's customers with balances equal to or greater than US$5 million had breached their contractual maturity terms and thus, no impairment charges have been recognised in respect of such customers.

        Refer to note 29.2 for further details on credit risk.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

17.  ORDINARY SHARE CAPITAL AND SHARE PREMIUM

	2012		2011
	Number of shares	US$ million	Number of shares	US$ million
Authorised share capital:
Ordinary shares of ZAR1 each	725,000,000		725,000,000
'A' ordinary shares of ZAR1 each(1)	19,961,476		19,961,476

Issued share capital:
Ordinary shares of ZAR1 each	541,446,223	66	541,446,223	67
'A' ordinary shares of ZAR1 each(1)	19,961,476	2	19,961,476	2
Treasury shares(2)	(40,563,237)	(5)	(40,942,907)	(5)
Share premium		1,328		1,361

	520,844,462	1,391	520,464,792	1,425

(1)
The 'A' ordinary shares are unlisted but rank pari passu with the ordinary shares in all respects except for dividend entitlements where the 'A' ordinary shares are entitled to 50% of the dividends payable on the ordinary shares. The 'A' ordinary shares have the same voting rights as ordinary shares but are not listed on the JSE Limited. Sappi will have the option to repurchase a number of 'A' ordinary shares in August 2019. The number of any 'A' ordinary shares that Sappi elects to buy back on the repurchase date will depend on the price performance of the ordinary shares over the period of the transaction with the remaining 'A' ordinary shares being distributed to the beneficiaries and converted into ordinary shares. The 'A' ordinary shares' rights, terms, conditions of conversion and privileges are contained in Article 38 of Sappi's existing Memorandum of Incorporation, details of which are available for inspection at the company's registered offices.

(2)
Includes 20,601,761 (2011: 20,981,431) ordinary shares as well as 19,961,476 (2011: 19,961,476) 'A' ordinary shares that are held by group entities, including The Sappi Limited Share Incentive Trust (the Scheme) and the trusts set up to house the Broad-based Black Economic Empowerment transaction. These shares may be utilized to meet the requirements of the trusts.

	2012	2011
	(US$ million)
The movement in ordinary share capital and share premium is reconciled as follows:
Opening balance	1,425	1,638
Transfers from Sappi Limited Share Incentive Trust	2	6
Translation movements	(36)	(219)

Closing balance	1,391	1,425

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

17.  ORDINARY SHARE CAPITAL AND SHARE PREMIUM (Continued)

        The movement in the number of treasury shares is set out in the table below:

	Number of shares
	2012	2011
Ordinary treasury shares:
Ordinary treasury shares at beginning of year (including Scheme shares)	20,981,431	21,935,119
Treasury shares issued to participants of the Scheme	(379,670)	(953,688)

—Share options (per note 28)	—	(32,312)
—Share plan options (per note 28)	(415,530)	(1,087,556)
—Scheme shares forfeited, released and other	35,860	166,180

Ordinary treasury shares at end of year	20,601,761	20,981,431
'A' ordinary treasury shares:
'A' ordinary shares issued to the Broad-based Black Economic Empowerment trusts	19,961,476	19,961,476

	40,563,237	40,942,907

        Included in the issued and unissued share capital of 725,000,000, is a total of 42,700,870 shares which may be used to meet the requirements of the Scheme and/or The Sappi Limited Performance Share Incentive Trust (the 'Plan'). In terms of the rules of the Scheme and the Plan, the maximum number of shares which may be acquired in aggregate by the Scheme and/or the Plan and allocated to participants of the Scheme and/or the Plan from time to time is 42,700,870 shares, subject to adjustment in case of any increase or reduction of Sappi's issued share capital on any conversion, redemption, consolidation, sub-division and/or any rights or capitalisation issue of shares. Sappi is obliged to reserve and keep available at all times out of its authorised but unissued share capital such number of shares (together with any treasury shares held by Sappi subsidiaries which may be used for the purposes of the Scheme and/or the Plan) as shall then be required in terms of the Scheme and/or the Plan. Authority to use treasury shares for the purposes of the Scheme and/or the Plan was granted by shareholders at the annual general meeting held on 07 March 2005.

        Since March 1994, 3,002,894 (2011: 3,002,894) shares have been allocated to the Scheme participants and paid for, and 14,570,507 (2011: 13,617,202) shares have been allocated to the Scheme participants and not yet paid for. In terms of the Plan, 7,938,200 (2011: 7,380,900) shares have been allocated and remain unpaid for, and 2,483,034 (2011: 1,742,677) shares have been allocated and paid for by the Plan participants.

Capital risk management

        The capital structure of the group consists of:

  –
  issued share capital and share premium and accumulated profits disclosed above and in the statement of changes in equity respectively;

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

17.  ORDINARY SHARE CAPITAL AND SHARE PREMIUM (Continued)

  –
  debt, which includes interest-bearing borrowings and obligations due under finance leases disclosed under note 20; and

  –
  cash and cash equivalents.

        The objectives of the group in managing capital are:

  –
  to safeguard the group's ability to continue as a going concern, to be flexible and to take advantage of opportunities that are expected to provide an adequate return to shareholders;

  –
  to ensure sufficient resilience against economic turmoil;

  –
  to optimise the weighted average cost of capital, given inherent constraints; and

  –
  to ensure appropriate access to equity and debt.

        The group monitors its gearing through a ratio of net debt (interest-bearing borrowings and overdraft less cash and cash equivalents) to total capitalisation (shareholders' equity plus net debt).

        The group has entered into a number of debt facilities which contain certain terms and conditions in respect of capital management.

        During fiscal 2012 and 2011, the group was in compliance with the financial covenants relating to the loans payable.

        The group manages its capital and makes adjustments to it in light of changes in economic conditions. No changes were made in the objectives, policies or processes during the current period.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

18.  OTHER COMPREHENSIVE INCOME (LOSS)(1)

	2012	2011	2010
	(US$ million)
Exchange differences on translation to presentation currency	(60)	(151)	52

Exchange differences on translation of share capital and share premium	(36)	(219)	86
Translation of foreign operations	12	81	(31)
Exchange differences arising on non-distributable reserves	(5)	(13)	(3)
Reclassification adjustments to profit or loss on disposal of foreign operations	(31)	—	—
Tax	—	—	—

Actuarial gains (losses) on post-employment benefit funds	34	(60)	(60)

Gross amount	(88)	(59)	(71)
Tax(2)	122	(1)	11

Fair value adjustment on available-for-sale financial instruments	1	2	2

Gross amount	1	2	2
Tax	—	—	—

Hedging reserves	(44)	4	14

Movements during the year	(37)	6	14
Reclassified to profit or loss	(7)	—	—
Reclassified to property, plant and equipment	(3)	—	—
Tax	3	(2)	—

Other comprehensive (loss) income recorded directly in equity	(69)	(205)	8
Profit (loss) for the year	104	(232)	66

Total comprehensive income (loss) for the year	35	(437)	74

(1)
The tax effect has been allocated to each individual category

(2)
The 2012 financial year includes US$101 million that relates to temporary differences recognised within other comprehensive income in previous financial years.

19.  NON-DISTRIBUTABLE RESERVES

	2012	2011
	(US$ million)
Legal reserves in subsidiaries	76	77
Share-based payment reserve	78	70
Other	17	16

Capital reduction	1	1
Capitalisation of distributable reserves(1)	11	11
Revaluation of available-for-sale financial assets	5	4

	171	163

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

19.  NON-DISTRIBUTABLE RESERVES (Continued)

	2012				2011
	Legal reserves(1)	Share-based payment reserve	Other	Total	Legal reserves(1)	Share-based payment reserve	Other	Total
	(US$ million)
Opening balance	77	70	16	163	78	69	14	161
Transfer from retained earnings	2	—	—	2	—	—	—	—
Transfers of vested share options	—	(2)	—	(2)	—	(7)	—	(7)
Share-based payment expense	—	12	—	12	—	20	—	20
Movement on available-for-sale financial assets	—	—	1	1	—	—	2	2
Translation difference	(3)	(2)	—	(5)	(1)	(12)	—	(13)

	76	78	17	171	77	70	16	163

(1)
Represents equity of the company that is not available for distribution as a result of appropriations of equity by subsidiaries and legal requirements, respectively.

20.  INTEREST-BEARING BORROWINGS

	2012	2011
	(US$ million)
Secured borrowings
—Mortgage and pledge over trade receivables and certain assets (refer note 24 for details of encumbered assets)	1,783	1,929
—Capitalised lease liabilities (refer to note 24 for details of encumbered assets)	21	37

Total secured borrowings	1,804	1,966
Unsecured borrowings	815	772

Total borrowings (refer to note 29.2)	2,619	2,738
Less: Current portion included in current liabilities	(261)	(449)

Total non-current interest-bearing borrowings	2,358	2,289

        The repayment profile of the interest-bearing borrowings is as follows:

        Payable in the year ended September:

	(US$ million)
2012		449
2013	261	201
2014	446	1,111
2015	119	6
2016	83	62
2017 (September 2011: thereafter)	517	909
Thereafter	1,193

	2,619	2,738

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

20.  INTEREST-BEARING BORROWINGS (Continued)

Capitalised lease liabilities

        Finance leases are primarily for buildings and, plant and equipment. Lease terms generally range from five to ten years with options to make early settlements or renew at varying terms. At the time of entering into capital lease agreements, the commitments are recorded at their present value using applicable interest rates. The aggregate amounts of minimum lease payments and the related imputed interest under capitalised lease contracts payable in each of the next five financial years and thereafter are as follows:

	2012			2011
	Minimum lease payments	Interest	Present value of minimum lease payments	Minimum lease payments	Interest	Present value of minimum lease payments
	(US$ million)
Payable in the year ended September:
2012				19	(4)	15
2013	13	(2)	11	14	(2)	12
2014	5	(1)	4	5	(1)	4
2015	6	—	6	7	(1)	6

Total future minimum lease payments	24	(3)	21	45	(8)	37

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

20.  INTEREST-BEARING BORROWINGS (Continued)

        Set out below are details of the more significant non-current interest-bearing borrowings in the group at September 2012:

	Currency	Interest rate(1)	Principal amount outstanding	Balance sheet value	Security/ cession	Expiry	Financial covenants
Redeemable bonds
Public bond	EUR	Fixed	€31 million(2)	€33 million(3)(4)	Property, plant and equipment, inter-company receivables and shares in subsidiaries	August 2014	No financial covenants
Public bond	US$	Fixed(5)	US$400 million	US$390 million(3)(4)	Property, plant and equipment, inter-company receivables and shares in subsidiaries	July 2017	No financial covenants
Public bond	EUR	Fixed	€250 million	€245 million(3)(4)	Property, plant and equipment, inter-company receivables and shares in subsidiaries	April 2018	No financial covenants
Public bond	US$	Fixed(5)	US$300 million	US$293 million(3)(4)	Property, plant and equipment, inter-company receivables and shares in subsidiaries	June 2019	No financial covenants
Public bond	US$	Variable(6)	US$350 million	US$365 million(3)(4)	Property, plant and equipment, inter-company receivables and shares in subsidiaries	April 2021	No financial covenants
Public bond	US$	Fixed	US$221 million	US$216 million(4)(7)(8)	Unsecured	June 2032	No financial covenants
Public bond	ZAR	Fixed	ZAR1,000 million	ZAR1,000 million	Unsecured	June 2013	No financial covenants
Public bond	ZAR	Fixed(9)	ZAR750 million	ZAR748 million	Unsecured	April 2015	No financial covenants
Public bond	ZAR	Fixed	ZAR500 million	ZAR499 million(4)	Unsecured	June 2016	No financial covenants
Private placement bond	ZAR	Fixed	ZAR166 million	ZAR166 million	Unsecured	November 2012	No financial covenants
Private placement bond	ZAR	Fixed	ZAR164 million	ZAR164 million	Unsecured	January 2013	No financial covenants
Private placement bond	ZAR	Fixed	ZAR41 million	ZAR41 million	Unsecured	March 2013	No financial covenants
Private placement bond	ZAR	Fixed	ZAR75 million	ZAR75 million	Unsecured	December 2013	No financial covenants

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

20.  INTEREST-BEARING BORROWINGS (Continued)

	Currency	Interest rate(1)	Principal amount outstanding	Balance sheet value	Security/ cession	Expiry	Financial covenants
Secured loans
UniCredit Bank	EUR	Variable	€187 million	€185 million(4)	Trade receivables	August 2014	EBITDA to net interest, net debt to EBITDA and net debt to total capitalisation(10)
UniCredit Bank	US$	Variable	US$139 million	US$138 million(4)	Trade receivables	August 2014	EBITDA to net interest, net debt to EBITDA and net debt to total capitalisation(10)
Capitalised leases
Fortum	EUR	Variable	€6 million	€6 million	Plant and equipment	November 2012	No financial covenants
Rand Merchant Bank	ZAR	Fixed	ZAR110 million	ZAR110 million	Buildings	September 2015	No financial covenants
Unsecured bank term loans
Österreichische Kontrollbank	EUR	Variable	€58 million	€58 million		December 2012	No financial covenants
Nedbank	ZAR	Fixed	ZAR177 million	ZAR177 million		March 2014	Gearing ratio/interest and dividend cover(11)
Peritum Trading	ZAR	Fixed	ZAR16 million	ZAR16 million		June 2014	No financial covenants
Österreichische Kontrollbank	EUR	Variable	€136 million	€134 million(4)		June 2017	EBITDA to net interest, net debt to EBITDA and net debt to total capitalisation(10)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

20.  INTEREST-BEARING BORROWINGS (Continued)

	Local currency million	US$ million
The analysis of the currency per debt is:
US Dollar(12)	1,404	1,404
Euro	665	856
ZAR	2,998	359

		2,619

(1)
The nature of the rates for the group bonds is explained in note 29.2 to the group annual financial statements. The nature of the interest rates is determined with reference to the underlying economic hedging instrument.

(2)
An amount of €319 million was early redeemed in 2012.

(3)
Under the relevant indenture, certain limitations exist including, dividend distributions and other payments, indebtedness, asset sales, liens, guarantees and mergers and consolidations. In case of a change of control, holders have a right to require the relevant issuer to repurchase all or any part of their bonds at a purchase price of 101% of the principal amount of bonds.

(4)
The principal value of the loans / bonds corresponds to the amount of the facility, however, the outstanding amount has been adjusted by the discounts paid upfront and the fair value adjustments relating to hedge accounting.

(5)
US Dollar fixed interest rates have been swapped into Euro fixed interest rates. These swaps are subject to hedge accounting.

(6)
US Dollar fixed interest rates have been swapped into variable US Dollar interest rates. These swaps are subject to hedge accounting.

(7)
Under the relevant indenture, limitations exist on liens, sale and leaseback transactions and mergers and consolidations. Sappi Limited must maintain a majority holding in Sappi Papier Holding GmbH Group.

(8)
Sappi Papier Holding GmbH, Sappi Limited or Sappi International SA may at any time redeem the 2032 public bonds (the 'Securities'), in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Securities to be redeemed and (ii) a make-whole amount based upon the present values of remaining payments at a rate based upon yields of specified US treasury securities plus 30 basis points, together with interest calculated on the principal amount of the securities to be redeemed up to the date of redemption.

(9)
ZAR variable interest rates have been swapped into fixed ZAR interest rates. These swaps are subject to hedge accounting.

(10)
Financial covenants relate to the Sappi Limited Group.

(11)
The financial covenant relates to the financial position of Sappi Southern Africa (Pty) Limited, a wholly-owned subsidiary of Sappi Limited.

(12)
This amount includes debt of US$700 million that is swapped into Euro.

        A detailed reconciliation of total interest-bearing borrowings has been performed in note 29.2.

Other restrictions

        As is the norm for bank loan debt, a portion of the group's financial indebtedness is subject to cross default provisions. Breaches in bank covenants in certain subsidiaries, if not corrected in time, might

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

20.  INTEREST-BEARING BORROWINGS (Continued)

result in a default in group debt, and in this case, a portion of the group's consolidated liabilities might eventually become payable on demand.

        During fiscal 2012 and 2011, the group was in compliance with the financial covenants relating to all loans payable. Compliance with applicable covenants are regularly monitored on an ongoing basis. If a possible breach of a financial covenant were to be expected, negotiations would commence with the applicable institutions before such breach occurs.

Borrowing facilities secured by trade receivables

        On 25 August 2011, Sappi entered into a three-year committed trade receivables purchase programme with UniCredit Bank AG with a programme limit of €360 million. The proceeds from the programme were used to refinance the group's short-term securitisation programme with Galleon Capital LLC that was due to mature in December 2011.

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

        As at September 2012, a reserve, that is reset on a monthly basis, amounting to 22.3% as well as a letter of credit covering the credit risk up to the maximum facility was required.

        The cost of the programme includes a variable component based on the cost of funding of Arabella, a fixed margin of 1.75% in addition to a commitment fee of 0.90% computed on the difference between €330 million and the used portion of the programme limit.

        The trade receivables are legally transferred; however, these receivables do not qualify for de-recognition under IAS 39 as most of the market risk (foreign exchange risk and interest rate risk) and the credit risk is retained by Sappi. As a result, the trade receivables sold under the programme are accounted for as on-balance sheet with a corresponding liability (external loan) being recognised. The corresponding interest is recorded within finance costs.

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

for the year ended September 2012

20.  INTEREST-BEARING BORROWINGS (Continued)

included in current assets and current liabilities are included in the determination of the headroom available.

	Currency	Interest rate	2012	2011
			(US$ million)
Unutilised committed facilities
Syndicated loan/revolving credit facility(1)	EUR	Variable (EURIBOR)	450	335
Various Southern African facilities	ZAR	Variable (JIBAR)	61	62
Securitisation facility (if underlying eligible trade receivables would be available)	EUR	Variable (cost of funding bank)	45	74

			556	471

Unutilised uncommitted facilities
Southern Africa	ZAR	Variable (JIBAR)	43	43
Cash management overdraft facility	EUR	Variable (EURIBOR)	23	24
Securitisation facility (if underlying eligible trade receivables would be available)	EUR	Variable (cost of funding bank)	39	40

			105	107

Total unutilised facilities (committed and uncommitted) excluding cash			661	578

(1)
Syndicated loan with a consortium of banks with J.P. Morgan Europe Limited as facility agent with a revolving facility available of €350 million (2011: €250 million), which is subject to financial covenants relating to the Sappi Limited group and is secured by the same assets as the public bonds maturing in 2014, 2017, 2018, 2019 and 2021. The facility matures in April 2016. The group has paid a total commitment fee of US$4 million (2011: US$7 million) in respect of the syndicated loan facility.

Fair value

        The fair values of all interest-bearing borrowings are disclosed in note 29.

21.  OTHER NON-CURRENT LIABILITIES

	2012	2011
	(US$ million)
Defined benefit pension plan liabilities (refer to note 27)	344	311
Other defined benefit plan liabilities (refer to note 27)	185	175
Long-term employee benefits (refer to note 27)	3	4
Workmen's compensation (refer to note 27)	14	11
Long service awards	23	22
Land restoration provision	20	21
Restructuring provisions (refer to note 22)	10	—
Deferred income	3	3
Other	3	6

	605	553

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

22.  PROVISIONS

	2012	2011
	US$ million
Restructuring provisions	27	105

Long-term	10	—
Short-term	17	105

Other provisions	—	2

Balance at September	27	107

        Details of restructuring provisions are provided below:

Restructuring provisions	Severance, retrenchment & related costs	Lease cancellation & penalty costs	Other closure costs	Total
Balance at September 2010	9	2	18	29
Increase in provisions(1)	76	22	40	138
Utilised	(17)	—	(37)	(54)
Released during the year	—	—	(1)	(1)
Translation effect	(5)	(1)	(1)	(7)

Balance at September 2011	63	23	19	105
Increase in provisions	17	—	—	17
Utilised	(41)	(16)	(12)	(69)
Released during the year	(10)	(5)	(6)	(21)
Other movements	(2)	(1)	—	(3)
Translation effect	—	(1)	(1)	(2)

Balance at September 2012	27	—	—	27

(1)
Pursuant to the group's strategy review, the group implemented a number of initiatives during the year which resulted in significant restructuring charges being recorded in fiscal 2011.

September 2012 restructuring provisions

Sappi Fine Paper Europe

        In June 2012, Sappi announced that, as a potential measure to further reduce fixed costs, it envisaged the transfer and outsourcing of certain central functions from various European locations to Cracow, Poland. It was expected that approximately 60 positions would be affected by March 2013 resulting in a restructuring charge of US$6 million being raised during the year. By year-end, five employees had already been affected and the provision largely unutilised.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

22.  PROVISIONS (Continued)

September 2011 restructuring provisions

Sappi Fine Paper Europe

        Biberist Mill.    In August 2011, Sappi ceased operations at Biberist Mill in Switzerland. A total of 550 employee positions were affected by the closure and a restructuring charge related to severance, retrenchment and other related closure costs of US$70 million was raised during the year. The legal entity, Sappi Schweiz AG, together with its associated assets and liabilities was sold during fiscal 2012. A restructuring charge of US$7 million remained unutilised at the end of fiscal 2012 and is only expected to be utilised from fiscal 2014.

        Sappi Fine Paper Europe: Central Services.    As a result of the Biberist Mill closure, approximately 100 employees were expected to be made redundant across Europe. By the end of fiscal 2012, 95 employees were made redundant and the restructuring charge of US$6 million that was raised in the last quarter of fiscal 2011 had been utilised.

        A fixed cost optimisation programme commenced in the last fiscal quarter of 2011 affecting approximately 330 positions across Europe. Of this, 205 employees were affected by the end of fiscal 2012 with approximately 75 employees still expected to be affected. Of the restructuring charge of US$14 million that was raised in fiscal 2011, approximately US$10 million was unutilised at the end of fiscal 2012 and is expected to be utilised by fiscal 2021. As a result, US$3 million has been reclassified as long-term.

Sappi Southern Africa

        Adamas Mill.    During the fiscal year ended September 2011, Sappi Southern Africa announced the decision to permanently close the Adamas Mill and integrate the mill's products into the production lines at Stanger Mill and Enstra Mill. A total of 215 employees were affected by the closure of Adamas Mill. The mill was a producer of uncoated woodfree specialities paper. A provision of approximately US$7 million relating to restructuring charges and scrapping of spares was raised and utilised during that year.

        Sappi Paper and Paper Packaging Operations.    Our review of the paper and paper packaging operations, completed in the fourth fiscal quarter of 2011, indicated that the production of certain paper and paper packaging products would need to be curtailed. As a result of the curtailment, a restructuring charge of US$29 million was raised and approximately 560 employees were expected to be affected. By the end of fiscal 2012, 325 employees had been impacted and the remaining provision of US$6 million was released to profit or loss.

        Usutu Mill.    At the end of January 2010, Usutu Mill ceased operations and the pulp mill was permanently closed. In fiscal 2011, an additional restructuring charge of US$3 million was incurred against the spares related to the mill.

        Sappi Southern Africa: Central Services.    During the fiscal year ended September 2011, Sappi announced the decision to restructure the support function which included Human Resources, Finance, Procurement and Corporate Affairs. A total of 200 employees were expected to be affected by this restructure and a restructuring provision of US$5 million was raised. By the end of fiscal 2012, 91 employees were affected and the remaining provision of US$2 million was released to profit or loss.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

23.  NOTES TO THE GROUP STATEMENTS OF CASH FLOWS

23.1   Cash generated from operations

	2012	2011	2010
	(US$ million)
Profit (loss) for the year	104	(232)	66
Adjustment for:
—Depreciation	367	414	411
—Fellings	73	82	71
—Amortisation	2	3	2
—Taxation charge	34	11	20
—Net finance costs	283	307	255
—Impairments (reversals) of assets and investments	10	167	(20)
—Restructuring provisions and closure costs (reversed) raised	(2)	135	46
—Fair value adjustment gains and growth on plantations	(68)	(65)	(98)
—Post-employment benefits funding	(62)	(70)	(73)
—Profit on disposal of investment	(11)	—	—
—Profit on disposal of non-current assets	(52)	(1)	(5)
—Broad-based Black Economic Empowerment transaction charge	3	5	23
—Other non-cash items	47	42	39

	728	798	737

23.2   Increase in working capital

	2012	2011	2010
	(US$ million)
Decrease (increase) in inventories	1	62	(72)
Decrease (increase) in receivables	35	66	(74)
(Decrease) increase in payables	(138)	(226)	141

	(102)	(98)	(5)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

23.  NOTES TO THE GROUP STATEMENTS OF CASH FLOWS (Continued)

23.3   Finance costs paid

	2012	2011	2010
	(US$ million)
Interest and other finance costs on liabilities carried at amortised cost	(311)	(348)	(309)
Net foreign exchange gains	5	13	17
Net fair value gain on financial instruments	5	16	21
Premium and costs on early redemption of redeemable bonds and other loans	46	43	—
Non-cash movements included in items above	49	10	65

	(206)	(266)	(206)

23.4   Taxation paid

	2012	2011	2010
	(US$ million)
Amounts unpaid at beginning of year	(13)	(35)	(54)
Translation effects	1	(2)	4
Taxation (charge) benefit to profit or loss	(28)	(14)	6
Net amounts unpaid at end of year	20	13	35

Cash amounts paid	(20)	(38)	(9)

23.5   Investments to maintain operations

	2012	2011	2010
	(US$ million)
Property, plant and equipment	(177)	(213)	(173)

23.6   Proceeds on disposal of non-current assets

	2012	2011	2010
	(US$ million)
Book value of non-current assets disposed of	93	5	16
Profit on disposal	52	1	5
Realisation of foreign currency translation reserves related to assets sold	(32)	—	—
Other sundry receivables	(42)	—	—

	71	6	21

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

23.  NOTES TO THE GROUP STATEMENTS OF CASH FLOWS (Continued)

23.7   Cash and cash equivalents

	2012	2011	2010
	(US$ million)
Cash and deposits on call	593	595	791
Money market instruments	52	44	1

	645	639	792

24.  ENCUMBERED ASSETS

        The book values of assets which are mortgaged, hypothecated or subject to a pledge as security for borrowings, subject to third party ownership in terms of capitalised leases or suspensive sale agreements, are as follows:

	2012	2011
	(US$ million)
Land and buildings	261	278
Plant and equipment	1,327	1,164
Inventory	174	178
Trade receivables	490	491

	2,252	2,111

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

        The encumbered assets relate mainly to the security provided under the following facilities:

  –
  Public high yield bonds of (refer to note 20):

  •
  €31 million due in 2014;
  •
  US$400 million due in 2017;
  •
  €250 million due in 2018;
  •
  US$300 million due in 2019; and
  •
  US$350 million due in 2021.

  –
  The committed revolving credit facility of €350 million that was undrawn at year-end (refer to note 20).

  –
  The securitisation facility with UniCredit Bank of €360 million with a current balance of €293 million (refer to notes 16 and 20).

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

25.  Commitments

Capital commitments

	2012	2011
	(US$ million)
Contracted but not provided	267	61
Approved but not contracted	244	416

	511	477

        Future forecasted cash flows of capital commitments at September:

	2012	2011
	(US$ million)
2012		365
2013	458	75
2014 (2011: thereafter)	40	37
Thereafter	13

	511	477

        Capital commitments largely relate to the dissolving wood pulp conversion projects in Sappi Southern Africa and Sappi Fine Paper North America as well as a conversion project to increase the production of speciality paper in Sappi Fine Paper Europe. These projects are expected to be financed by funds generated by the business, existing cash resources and borrowing facilities available to the group.

Lease commitments

        Future undiscounted minimum operating lease obligations payable in the year ended September:

	2012	2011
	(US$ million)
2012		29
2013	27	17
2014	17	12
2015	12	8
2016	7	3
2017 (2011: thereafter)	5	36
Thereafter	36

	104	105

        Further information on capital commitments relating to environmental matters can be found in note 32.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

26.  Contingent liabilities

	2012	2011
	(US$ million)
Guarantees and suretyships	31	33
Other contingent liabilities	10	15

        Included under guarantees and suretyships are bills of exchange where Sappi has guaranteed third party funding of payments to Sappi for certain German accounts receivables.

        Other contingent liabilities mainly relate to taxation queries in respect of certain group companies.

        The group is involved in various lawsuits and administrative proceedings. The relief sought in such lawsuits and proceedings includes injunctions, damages and penalties. Although the final results in these suits and proceedings cannot be predicted with certainty, it is the present opinion of management, after consulting with legal counsel, that the possibility of a material outflow of resources in connection with these lawsuits and administrative proceedings is considered to be remote.

        In September 2012, the Competition Commission of South Africa notified the group that it has initiated an investigation into alleged anti-competitive behaviour between Sappi and a competitor in the South African pulp and paper market. We understand that the investigation is at an early stage.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS

Summary of results

	All plans	Defined contribution plans		Defined benefit pension plans		Other defined benefit plans
	2013	2012	2011	2012	2011	2012	2011
			(US$ million)
Post-retirement plan costs recognised in income statements		35	46	24	14	13	14
Employer contributions paid over the fiscal year		36	47	48	58	10	11
Expected employer contributions to be paid over next fiscal year
— Defined contribution plans	34
— Defined benefit pension plans	63
— Other defined benefit plans	12
Pension/other benefit plan liabilities are presented on the balance sheets as follows:
Net pension/other benefit liabilities (refer to note 21)				344	311	185	175
Net pension assets(1) (refer to note 14)				(26)	(43)	—	—
Accrued contributions/obligations (included in other payables)		2	3	—	—	7	7

Net balance sheet liabilities		2	3	318	268	192	182

(1)
Consists of two defined benefit plans in Southern Africa and one plan in Europe where the assets exceed accumulated liabilities.

Development in the balance sheets for the pension/other benefit plans

	Defined benefit pension plans		Other defined benefit plans
	2012	2011	2012	2011
	(US$ million)
Net pension/other benefit liabilities at beginning of year	(268)	(261)	(182)	(185)
Net pension/other benefit costs for the year	(24)	(14)	(13)	(14)
Employer contributions	48	58	10	11
Net actuarial losses for the year to other comprehensive income (OCI)	(79)	(50)	(9)	(9)
Translation differences	5	(1)	2	15

Net pension/other benefit liabilities at end of year	(318)	(268)	(192)	(182)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

        The rest of this note sets out the summary of results above in more detail.

Detailed results

Defined contribution plans

        The group operates defined contribution plans of various sizes for all qualifying employees in most regions throughout the group. The assets of the plans are held, separately from those of the group, in funds under the control of trustees. In addition, the group participates in country-wide union/industry plans in certain locations open to eligible employees.

        The total cost charged to the income statement of US$35 million (2011: US$46 million, 2010: US$42 million) represents contributions payable to these plans by the group based on rates specified in the rules of these plans. As at September 2012, US$2 million (2011: US$3 million, 2010: US$4 million) was due in respect of the current reporting period that had not yet been paid over to the plans.

Defined benefit pension plans

        The group operates several principal defined benefit pension and/or lump sum plans in all regions plus a number of smaller plans. The extent of employee access to these plans vary. Plans open to new entrants or future accrual cover all qualifying employees. All plans have been established in accordance with applicable legal requirements, customs and existing circumstances in each country. Plans remain open to new hires except for the following: plans in Southern Africa, Austria and some in Germany. Plans in the United Kingdom and one in North America are closed to future accrual.

        Benefits are formula-driven, based upon varying definitions of compensation (such as average salary near retirement or career average revalued earnings) and years of service. Exceptions to these are certain plans in Germany and Austria that provide fixed value benefits (in Euro) and certain plans in North America that provide benefits based on years of service and a '$ multiplier'. The $ multiplier is a formula that is based on a nominal US Dollar value which historically, has increased from time to time.

        With the exception of our German and Austrian plans, which are unfunded, the assets of our funded plans are held in separate trustee-administered funds which are subject to varying statutory requirements in the particular countries concerned. In terms of these requirements, periodic actuarial valuations of these funds are performed by independent actuaries.

        As of September 2012, the total number of active members in our defined benefit pension plans is approximately 6,100.

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

Other employee benefits

        Group companies have no other significant post-employment defined benefit obligations except for the following:

  –
  Jubilee (long service award plans per note 21) in continental Europe of US$23 million and an early retirement benefit plan in Belgium of US$6 million (of which US$3 million is long-term per note 21).

  –
  'ATZ' (early retirement) benefit obligations in Germany and Austria totalling US$9 million (within 'other payables').

  –
  Workmen's compensation benefit obligations in North America totalling US$18 million (of which US$14 million is long-term per note 21).

        Actuarial valuations of all plans are performed annually with the exception of our South African and United Kingdom defined benefit pension plans where an actuarial review is performed annually with an actuarial valuation being performed on a tri-annual basis.

All post-employment obligations were measured at the end of the financial year.

	2012		2011
	Defined benefit pension plans	Other defined benefit plans	Defined benefit pension plans	Other defined benefit plans
	US$ million
Change in present value of defined benefit obligations
Defined benefit obligations at beginning of years	1,827	180	2,069	182
Current service costs	23	3	29	4
Past service costs (credits)	1	—	(4)	—
Interest costs	100	11	105	11
Plan participants' contributions	3	—	7	—
Actuarial (gains) losses experience	(2)	(5)	(4)	5
Actuarial losses assumptions	221	14	23	4
Curtailments and settlements	—	—	(233)	—
Benefits paid	(137)	(10)	(123)	(11)
Translation differences	(29)	(2)	(42)	(15)

Defined benefit obligations at end of years	2,007 (1)	191 (2)	1,827 (1)	180 (2)

Present value of wholly unfunded obligations	145	191	134	180
Present value of wholly and partly funded obligations	1,862	—	1,693	—

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

	2012		2011
	Defined benefit pension plans	Other defined benefit plans	Defined benefit pension plans	Other defined benefit plans
	US$ million
Change in fair value of plan assets
Fair value of plan assets at beginning of years	1,559	—	1,808	—
Expected returns on plan assets*	100	—	111	—
Actuarial gains (losses) on plan assets	140	—	(31)	—
Employer contributions	48	10	58	11
Plan participants' contributions	3	—	7	—
Benefits paid	(137)	(10)	(123)	(11)
Curtailments and settlements	—	—	(228)	—
Translation differences	(24)	—	(43)	—

Fair value of plan assets at end of years	1,689 (1)	—	1,559 (1)	—

Deficits	(318)	(191)	(268)	(180)
Unrecognised past service credits	—	(1)	—	(2)

Recognised pension/other benefit plan liabilities	(318) (2)	(192) (3)	(268) (2)	(182) (3)

*
Net of administration costs.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

	2012				2011				2010
	Defined benefit pension plans		Other defined benefit plans		Defined benefit pension plans		Other defined benefit plans		Defined benefit pension plans	Other defined benefit plans
	US$ million
Pension/other benefit costs recognised in income statements
Current service costs	23		3		29		4		27	4
Past service costs (credits)	1		—		(4)		—		1	—
Interest costs	100		11		105		11		107	11
Expected returns on plan assets*	(100)		—		(111)		—		(114)	—
Amortisation of past service credits	—		(1)		—		(1)		(6)	(1)
Gains on curtailments and settlements	—		—		(5)		—		—	—

Net periodic pension/other benefit costs charged to cost of sales and selling, general and administrative expenses	24	(1)	13	(2)	14	(1)	14	(2)	15 (1)	14	(2)

* Net of administration costs
Actual returns on plan assets	240		—		80		—
Actual returns on plan assets (%)	15.4	%(3)	—		4.4	%(3)	—
Amounts recognised in the statements of other comprehensive income
Net actuarial losses for the period	(79)	(4)	(9)	(4)	(50)	(4)	(9)	(4)
Cumulative actuarial losses recognised in the statements of other comprehensive income
Net actuarial losses	(536)		(70)		(457)		(61)

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

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

	2012			2011
	Southern Africa	Europe	North America	Southern Africa	Europe	North America
Weighted average actuarial assumptions at balance sheet dates
Discount rates (pensions) (%)	8.27	3.90	3.60	8.75	5.02	4.50
Compensation increases (%)*	6.69	1.73	—	6.75	2.00	3.50
Expected long-term returns on assets (%)	9.36	4.40	7.25	9.65	4.43	7.25
Discount rates (other benefits) (%)	8.00	—	3.30	9.00	—	4.10
Initial healthcare costs trend rates (%)	6.75	—	7.00	7.25	—	7.00
—which gradually reduce to an ultimate rate of (%)	6.75	—	5.00	7.25	—	5.00
—over a period of (years)	—	—	9	—	—	6
Weighted average actuarial assumptions used to determine pension/other benefit costs
Discount rates (pensions) (%)	8.75	5.02	4.50	8.25	4.05	4.90
Compensation increases (%)*	6.75	2.00	3.50	6.20	2.40	3.50
Expected long-term return on assets (%)	9.65	4.43	7.25	9.15	4.20	8.00
Discount rates (other benefits) (%)	9.00	—	4.10	8.25	—	4.40
Initial healthcare costs trend rates (%)	7.25	—	7.00	6.50	—	7.00
—which gradually reduce to an ultimate rate of (%)	7.25	—	5.00	6.50	—	5.00
—over a period of (years)	—	—	6	—	—	7

*
Weighted average compensation increases of plans that use a compensation assumption. The North American salaried plan is closed to future accrual.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

        Demographic assumptions (the expected change in membership) are derived by using established methods recommended by actuaries and make reference to historic and probable future changes in membership. Changing life expectancy of members (particularly in retirement) can have a significant effect on defined benefit obligations. The group makes provision in its defined benefit obligations for realistic life expectancy by reference to established mortality tables. Further, where recommended by actuaries, extended provisions are included in the obligations to account for expected improvements in life expectancy by future retirees.

Illustrating life expectancy

        The table below shows sample life expectancy for a male aged 60 at fiscal year-end, and life expectancy for a male aged 60 in 20 years' time, taken from mortality tables used in determining regional plan obligations.

	2012
	Southern Africa	Europe (incl UK)**	North America
Life expectancy of male aged 60 at fiscal 2012	18.6	24.2	23.3
Life expectancy of male aged 60 at fiscal 2031	19.5	25.9	23.3

**
Weighted by defined benefit obligations of individual plans

Illustrating sensitivity

        The discount and salary increase rates can have a significant effect on the amounts reported. The table below illustrates the effect of changing key assumptions:

	2012
	Change in discount rate		Change in salary increase rate		Change in healthcare cost trend rate
	1% increase	1% decrease	1% increase	1% decrease	1% increase	1% decrease
	US$ million
Defined benefit pension plans
(Decrease) increase in obligation	(251)	305	38	(33)
(Decrease) increase in aggregate of current service and interest costs	(2)	1
Other defined benefit plans
(Decrease) increase in obligations	(20)	23			17	(14)
Increase (decrease) in aggregate of current service and interest costs					1	(1)

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

for the year ended September 2012

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

targets and rebalancing assets periodically. Target versus actual weighted average allocations (by region) are shown below:

	2012			2011
	Southern Africa	Europe (incl UK)	North America	Southern Africa	Europe (incl UK)	North America
	%	%	%	%	%	%
Weighted average target asset allocation by region
Equity securities and multi-asset mandates*	40	37	56	37	36	56
Debt securities	46	55	44	44	60	44
Real estate	5	2	—	5	2	—
Cash/liquid assets	9	6	—	14	2	—
Weighted average actual asset allocation by region
Equity securities and multi-asset mandates*	37	37	55	34	37	51
Government debt securities	24	43	7	29	37	6
Debt securities	20	14	37	18	22	42
Real estate	7	2	—	5	2	—
Cash/liquid assets	12	4	1	14	2	1

*
Includes investments that can transcend several asset classes such as equity overlays on bond strategies and funds heavily influenced by currency.

  Expected benefit payments from pension and other benefit plans are as follows:

	Defined benefit pension plans	Other defined benefit plans
	US$ million
Payable in the year ending September:
2013	90	12
2014	86	12
2015	88	12
2016	92	12
2017	96	13
Years 2018 – 2022	550	76

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

27.  POST-EMPLOYMENT BENEFITS—PENSIONS AND OTHER BENEFITS (Continued)

Summary data for current and previous four annual periods:

Aggregate defined benefit obligations, fair value of assets and balance sheet liabilities

	2012	2011	2010	2009	2008
	(US$ million)
Defined benefit pension plans
Defined benefit obligations	2,007	1,827	2,069	1,945	1,414
Fair value of assets	1,689	1,559	1,808	1,695	1,387

Deficit	(318)	(268)	(261)	(250)	(27)
Unrecognised past service credit	—	—	—	(6)	—

Net balance sheet liability	(318)	(268)	(261)	(256)	(27)

Other defined benefit plans
Defined benefit obligations	(191)	(180)	(182)	(175)	(143)
Unrecognised past service credit	(1)	(2)	(3)	(4)	(5)

Net balance sheet liability	(192)	(182)	(185)	(179)	(148)

Reconciliation of (losses) gains recognised in other comprehensive income

	2012	2011	2010	2009	2008
	(US$ million)
Defined benefit pension plans
Plan liabilities (losses) gains	(219)	(19)	(143)	(254)	173
Plan assets gains (losses)	140	(31)	70	47	(189)

Net actuarial losses	(79)	(50)	(73)	(207)	(16)

Other defined benefit plans
Plan liabilities (losses) gains	(9)	(9)	2	(22)	23

Actuarial (losses) gains recognised in other comprehensive income	(88)	(59)	(71)	(229)	7

28.  SHARE-BASED PAYMENTS

The Sappi Limited Share Incentive Trust and The Sappi Limited Performance Share Incentive Trust

        Shareholders, at prior annual general meetings, fixed the aggregate number of shares which may be acquired by all participants under the Sappi Limited Share Incentive Trust ('Scheme') and The Sappi Limited Performance Share Incentive Trust ('Plan') at 42,700,870 shares (equivalent to 7.89% of the ordinary shares in issue).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

28.  SHARE-BASED PAYMENTS (Continued)

The Sappi Limited Share Incentive Trust ('Scheme')

        Certain managerial employees are eligible to participate in the Scheme. Under the rules of the Scheme, participants (a) may be offered options to acquire ordinary shares ('Share options') and (b) may be offered the opportunity to acquire ordinary shares ('Scheme shares').

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

        The amount payable by a participant is the closing price at which shares are traded on the JSE Limited on the trading date immediately preceding the date upon which the board authorised the grant of the opportunity to acquire relevant Share options or Scheme shares, as the case may be.

        The Share options and Scheme shares vest in blocks of 25% per annum on the anniversary date of the offer and expire eight years after the offer date. Only once the options vest, may Share options be exercised by the participants and may Scheme shares be released from the Scheme to participants. For allocations prior to November 2004, the Share options and Scheme shares vested in blocks of 20% per annum on the anniversary date of the offer and expired 10 years after the offer date.

        The Scheme rules provide that appropriate adjustments are to be made to the rights of participants in the event that the company, inter alia, undertakes a rights offer, a capitalisation issue, or consolidation of ordinary shares or any reduction in its ordinary share capital.

The Sappi Limited Performance Share Incentive Trust ('Plan')

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

        The Plan rules provide that appropriate adjustments are made to the rights of participants in the event that the company, inter alia, undertakes:

  –
  a rights offer; or

  –
  is a party to a scheme of arrangement affecting the structuring of its issued share capital or reduces its share capital.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

28.  SHARE-BASED PAYMENTS (Continued)

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

Number of shares	2012 Total	2011 Total
Allocations
During the year, the following offers were made to employees:
Share options	3,326,815	2,818,000
Performance shares	2,145,000	1,567,400
Share options and conditional share awards declined	(74,300)	(41,900)

	5,397,515	4,343,500

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

28.  SHARE-BASED PAYMENTS (Continued)

        Scheme shares, Share options, Performance shares and Allocation shares activities were as follows during the financial years ended September 2012 and 2011:

	Scheme shares(1)	Share options(2)	Performance shares(3)(4)	Weighted average exercise price (ZAR)(5)	Allocation shares(2)	Weighted average exercise price (ZAR)(5)	Total shares
Outstanding at September 2010	2,860,372	10,158,760	9,312,840	27.91	1,039,150	56.15	23,371,122
—Offered and accepted	—	2,776,100	1,567,400	22.50	—	—	4,343,500
—Paid for/released	(855,191)	(32,312)	(1,566,186)	22.17	—	—	(2,453,689)
—Returned, lapsed and forfeited	—	(1,379,508)	(1,933,154)	28.36	(606,650)	62.43	(3,919,312)

Outstanding at September 2011	2,005,181	11,523,040	7,380,900	27.28	432,500	47.34	21,341,621
—Offered and accepted	—	3,252,515	2,145,000	13.80	—	—	5,397,515
—Paid for/released	(415,530)	—	(740,357)	23.19	—	—	(1,155,887)
—Returned, lapsed and forfeited	—	(1,883,740)	(847,343)	32.65	(432,500)	47.34	(3,163,583)

Outstanding at September 2012	1,589,651	12,891,815	7,938,200	23.59	—	—	22,419,666

Exercisable at September 2010	202,040	5,184,568	—	49.33	1,039,150	56.15	6,425,758
Exercisable at September 2011	35,860	5,565,298	—	44.70	432,500	47.34	6,033,658
Exercisable at September 2012	—	6,326,377	—	42.06	—	—	6,326,377

(1)
The number of Scheme shares, which are not subject to credit sales amounts to 1,589,651 (2011: 1,969,321), includes 1,026,794 rights offer Scheme shares taken up at ZAR20.27 per share, included in offered and accepted in the 2009 year.

(2)
Issued in terms of the Scheme.

(3)
Performance shares are issued for no cash consideration. The value is determined on the day the shares are taken up.

(4)
Issued in terms of the Plan.

(5)
The share options are issued in South African Rands.

        The fair value of Scheme shares held at September 2012 was US$4.5 million (2011: US$5.9 million).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

28.  SHARE-BASED PAYMENTS (Continued)

        The following table sets out the number of share options and performance shares outstanding at the end of September, excluding the Scheme shares:

	2012	2011	Vesting conditions	Vesting date	Expiry date	Exercise price (ZAR)
Share options:
30 December 2003(i)		238,150	Time	(ii)	30 December 2011	47.08
14 January 2004(i)		1,106,640	Time	(ii)	14 January 2012	47.08
25 March 2004(i)		2,200	Time	(ii)	25 March 2012	50.42
13 December 2004(i)	1,609,120	1,800,080	Time	(ii)	13 December 2012	46.51
12 December 2007(i)	952,300	1,055,260	Time	(ii)	12 December 2015	52.57
19 March 2008(i)	495,660	518,760	Time	(ii)	19 March 2016	55.97
22 December 2008	1,711,450	1,846,640	Time	(ii)	22 December 2016	35.50
09 December 2009	2,397,570	2,631,810	Time	(ii)	09 December 2017	33.85
03 December 2010	2,589,600	2,756,000	Time	(ii)	03 December 2018	35.20
02 December 2011	3,136,115		Time	(ii)	02 December 2019	22.90
Performance shares:
12 December 2007(i)		1,124,200	Performance	12 December 2011	N/A	N/A
19 March 2008(i)		451,000	Performance	19 March 2012	N/A	N/A
23 December 2008	1,782,000	1,782,000	Performance	22 December 2012	N/A	N/A
09 December 2009	2,496,300	2,496,300	Performance	09 December 2013	N/A	N/A
03 December 2010	1,514,900	1,527,400	Performance	03 December 2014	N/A	N/A
02 December 2011	2,145,000		Performance	02 December 2015	N/A	N/A

	20,830,015	19,336,440

(i)
During the 2009 year, there was a rights issue of 6 shares for every 5 shares held at ZAR20.27 per share. According to the rules of the Scheme, this was also offered to participants. Not all the participants took up their rights.

(ii)
These vest over four or five years depending on the date of allocation.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

28.  SHARE-BASED PAYMENTS (Continued)

The following assumptions have been utilised to determine the fair value of the shares granted in the financial period in terms of the Scheme and the Plan:

	Issue 37	Issue 37	Issue 37
Date of grant	02 December 2011	02 December 2011	02 December 2011
Type of award	Normal option	Performance	Performance
Share price at grant date	ZAR23.09	ZAR23.09	ZAR23.09
Strike price of share	ZAR22.90	—	—
Vesting period	4 years	4 years	4 years
Vesting conditions	Proportionately over time	Market related—relative to peers	Cash flow return on net assets relative to peers
Life of options	8 years	N/A	N/A
Market related vesting conditions	N/A	Yes	No
Percentage expected to vest	N/A	32%	100%
Number of shares offered	3,326,815	1,072,500	1,072,500
Volatility	41.6%	55.0%	N/A
Risk free discount rate	5.6%	0.9% (US yield)	N/A
Expected dividend yield	2.7%	2.1%	2.1%
Expected percentage of issuance	95%	95%	95%
Model used to value	Modified binomial	Monte-carlo	Market price
Fair value of option	ZAR8.75	ZAR13.29	ZAR17.32

        Volatility has been determined with reference to the historic volatility of the Sappi share price over the expected period.

        Share options and performance shares to executive directors that are included in the above figures, are as follows:

	2012 Number of options/shares	2011 Number of options/shares
At beginning of year	1,117,200	1,087,200
Granted during the year	270,000	283,000
Exercised or declined during the year	(99,000)	(110,000)
Forfeited upon resignation or retirement	(138,600)	(143,000)

At end of year	1,149,600	1,117,200

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

28.  SHARE-BASED PAYMENTS (Continued)

        The following table sets forth certain information with respect to the 1,149,600 Share options and Performance shares granted by Sappi to executive directors:

Issue Date	Number of options/ shares(1)	Expiry date	Exercise price (ZAR)(1)
13 December 2004	39,600	13 December 2012	46.51
22 December 2008(2)	242,000	22 December 2012	—
09 December 2009(2)	315,000	09 December 2013	—
03 December 2010(2)	283,000	03 December 2014	—
02 December 2011(2)	270,000	02 December 2015	—

	1,149,600

(1)
Adjusted for the Share options and Performance shares granted as a result of the rights issue.

(2)
Performance shares.

        Refer to note 35 for more information on directors' participation in the Scheme and the Plan.

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

for the year ended September 2012

28.  SHARE-BASED PAYMENTS (Continued)

  –
  Communities surrounding the South African mill operations and plantations (10%).

The BEE Transaction

        The BEE Transaction comprised two distinct parts:

  –
  The value created through the Plantation BEE Transaction was settled by the issue of 4.3 million fully paid up ordinary shares at a price based on the 30 day volume weighted average share price ('VWAP') of Sappi as at Friday, 05 February 2010 of ZAR33.50.

  –
  The creation and issuance of a new class of unlisted equity shares referred to as 'A' ordinary shares. The 'A' ordinary shares were issued at their par value of ZAR1 to a trust formed for the benefit of certain Sappi employees including HDSAs (the 'ESOP Trust'), a trust formed for the benefit of certain Sappi managers that are HDSAs (the 'MSOP Trust') and a trust formed for the benefit of communities surrounding the major mills and/or plantations operated by Sappi in South Africa (the 'Sappi Foundation Trust', and together with the ESOP Trust and the MSOP Trust, the 'BEE Trusts'). The issuance of the 'A' ordinary shares was financed through notional non-interest-bearing loans extended by Sappi to the BEE Trusts. The BEE Transaction resulted in the BEE Trusts and the Strategic Partners holding, collectively, ordinary and 'A' ordinary shares equivalent to 4.5% of the share capital of Sappi Limited, which corresponds to an effective 30% interest in Sappi's South African business under the Forestry Charter and BEE legislation in general.

        The number of ordinary shares allocated to the Strategic Partners and Sappi employees who were participants of the Plantation BEE Transaction are as follows:

Entity	Ordinary share allocation
Strategic Partners:
Lereko Investments (Pty) Limited	1,971,693
Malibongwe Women Development Trust	432,842
AMB Capital Limited	643,221

3,047,756
Employees (through the ESOP Trust)	1,280,597

Total	4,328,353

        The number of 'A' ordinary shares allocated to the BEE Trusts are as follows:

Entity	'A' Ordinary share allocation
ESOP Trust	13,889,195
MSOP Trust	3,642,969
Sappi Foundation Trust	2,429,312

Total	19,961,476

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

28.  SHARE-BASED PAYMENTS (Continued)

        The group recognised a share-based payment expense of US$3 million (2011: US$5 million) in fiscal 2012 that related to the 'A' ordinary shares that were awarded.

        The following assumptions were utilised to determine the fair value of the 'A' ordinary shares granted:

Base price for hurdle rate price	32.50
Share price hurdle rate	9.1%
Hurdle rate price	75.34
Dividend yield (unadjusted)	3.0%
Volatility	40.0%
Dividend payout	Straight-line vesting
Straight-line dividend payout rate	50.0%
Employee turnover (annual)	6.8%
Management turnover (annual)	6.5%
Model used to value	Black Scholes Model

        Both the ESOP Trust and MSOP Trust have been set up with rules that detail the way in which the shares are allocated and how they are forfeited.

        The vesting schedule for the MSOP and ESOP is illustrated below:

Completed months of service after effective date	Incremental vesting of entitlements (%)	Cumulative vesting of entitlements (%)
0-35	—	—
36-48	40	40
49-60	10	50
61-72	10	60
73-84	10	70
85-96	10	80
97-108	10	90
109-Termination Date	10	100

        Refer to note 17 for further details regarding the 'A' ordinary shares.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

29.  FINANCIAL INSTRUMENTS

29.1  Derivative financial instruments

Hedging instrument	Hedged item	2012	2011
		(US$ million)
Non-current assets
Interest rate currency swap	Secured notes due August 2014 (repaid 2012)	—	21
Fair value hedge	Secured notes due April 2021	22	19
Forward exchange contracts	Property, plant and equipment	—	1

		22	41

Current assets

Forward exchange contracts	Property, plant and equipment	—	3

Non-current liabilities
Interest rate currency swap	Secured notes due July 2017	21	—
Interest rate currency swap	Secured notes due June 2019	22	—
Interest rate swap	Unsecured ZAR750 million bond due April 2015	3	—

		46	—

Current liabilities

Forward exchange contracts	Various	1	10

        Refer to below for a more detailed description of our financial instruments.

29.2  Financial instruments

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

for the year ended September 2012

29.2  Financial instruments (Continued)

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

        These two operations collaborate closely and are primarily responsible for managing the group's interest rate, foreign currency, liquidity and credit risk (in so far as it relates to deposits of cash, cash equivalents and financial investments).

        Credit risk (in so far as it relates to trade receivables) is primarily managed regionally but is coordinated on a group basis, whilst commodity price risk is managed regionally.

        The group's Limits of Authority framework delegates responsibility and approval authority to various officers, committees and boards based on the nature, duration and size of the various transactions entered into by, and exposures of, the group including the exposures and transactions relating to those financial instruments and risks referred to in this note.

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

Interest-bearing borrowings

        The following table provides information about Sappi's current and non-current borrowings that are sensitive to changes in interest rates. The table presents cash flows by expected maturity dates and the estimated fair value of borrowings. The average fixed effective interest rates presented are based on weighted average contract rates applicable to the amount expected to mature in each respective year. Forward-looking average variable effective interest rates for the financial years ended September 2012 and thereafter are based on the yield curves for each respective currency as published by Bloomberg

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

29.2  Financial instruments (Continued)

effective 30 September 2012. The information is presented in US Dollar, which is the group's reporting currency.

	Expected maturity date
							Total carrying value	2012 fair value	2011 carrying value	2011 fair value
	2013	2014	2015	2016	2017	2018+
	(US$ equivalent in millions)
US Dollar
Fixed rate debt(1)	—	—	—	—	391	509	900	1,057	503	541
Average interest rate (%)	—	—	—	—	7.94	8.19	8.08		10.45
Variable rate debt(2)	—	138	—	—	—	366	504	554	472	476
Average interest rate (%)	—	2.24	—	—	—	6.93	5.65		6.71
Euro
Fixed rate debt	1	44	—	—	—	318	363	417	779	888
Average interest rate (%)	3.97	11.02	2.17	1.93	1.76	6.72	7.20		10.03
Variable rate debt(3)	83	238	23	23	126	—	493	493	511	511
Average interest rate (%)	2.35	2.49	5.50	5.50	5.63	—	3.55		3.24
Rand
Fixed rate debt(4)	177	26	96	60	—	—	359	381	473	507
Average interest rate (%)	9.79	11.02	8.04	9.63	—	—	9.39		10.41
Total
Fixed rate debt	178	70	96	60	391	827	1,622	1,855	1,755	1,936
Average interest rate (%)	9.73	11.02	8.02	9.59	7.93	7.63	8.17		10.25
Variable rate debt	83	376	23	23	126	366	997	1,047	983	987
Average interest rate (%)	2.35	2.40	5.50	5.50	5.63	6.93	4.61		4.90

Fixed and variable	261	446	119	83	517	1,193	2,619	2,902	2,738	2,923

Current portion							261	275	449	463
Long-term portion							2,358	2,627	2,289	2,460

Total interest-bearing borrowings (refer to note 20)							2,619	2,902	2,738	2,923

(1)
US Dollar fixed rates of US$700 million debt have been swapped into Euro fixed rates. These swaps are subject to hedge accounting.

(2)
The US Dollar floating interest rates are based on the London Inter-bank Offered Rate (LIBOR).

(3)
The Euro floating interest rates are based on the European Inter-bank Offered Rate (EURIBOR).

(4)
ZAR floating rates of ZAR750 million debt have been swapped into ZAR fixed rates. These swaps are subject to hedge accounting.

        The fair value of non-current borrowings is estimated by Sappi based on rates from market quotations for non-current borrowings with fixed interest rates and on quotations provided by internationally recognised pricing services for notes, exchange debentures and revenue bonds.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

29.2  Financial instruments (Continued)

        The above mentioned fair values include Sappi's own credit risk. Please refer to the sensitivity analysis on interest rate risk in this note for additional information regarding Sappi's rating.

        The range of interest rates in respect of all non-current borrowings comprising both fixed and floating rate obligations, is between 2.24% and 11.02% (depending on currency). At September 2012 after giving effect to interest rate swaps, 62% of Sappi's borrowings were at fixed rates of interest, and 38% were at floating rates. Fixed rates of interest are based on contract rates.

        A detailed analysis of the group's borrowings is presented in note 20.

Interest rate derivatives

			2012		2011
	Interest Rate	Maturity date	Nominal value	Fair value(1)	Nominal value	Fair value(1)
			(US$ million)
IRCS	US Dollar 7.75% into EUR 7.56%	July 2017	400	(21)	—	—
IRCS	US Dollar 8.375% into EUR 8.33%	June 2019	300	(22)	—	—
IRCS	US Dollar 12.00% into EUR 12.19%	Teminated	—	—	300	21
IRS	US 6.625% fixed to variable (LIBOR)	April 2016	350	22	350	19
IRS	ZAR variable (JIBAR) to ZAR 7.78% fixed	April 2015	90	(3)	—	—

				(24)		40

(1)
This refers to the carrying value.

        Sappi uses interest rate swaps ('IRS') and interest rate and currency swaps ('IRCS') as a means of managing interest rate risk associated with outstanding debt entered into in the normal course of business. Sappi does not use these instruments for speculative purposes. Interest rate derivative financial instruments are measured at fair value at each reporting date with changes in fair value recorded in profit or loss for the period or in other comprehensive income, depending on the hedge designation as described in a documented hedging strategy.

        The fixed for fixed IRCS designated as a hedge of future cash flows linked to the underlying US$300 million Senior Secured Notes due 2014 was sold during 2012 resulting in a realised gain of US$2 million in the income statement and a cash inflow of US$43 million. The termination of the swap was the result of the early redemption of the underlying bond.

        In July 2012, Sappi entered into new fixed for fixed IRCS's, which have been designated as cash flow hedges of future cash flows linked to fixed rate debt denominated in foreign currency. The swaps correspond to the underlying US$400 million Senior Secured Notes due 2017 and to the US$300 million Senior Secured Notes due 2019. The swaps convert all future US$ cash flows to EUR.

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

for the year ended September 2012

29.2  Financial instruments (Continued)

        In order to measure hedge effectiveness, a hypothetical derivative with identical critical terms as the hedged item, has been built as a perfect hedge. The changes in fair value of the actual derivatives are compared with the changes in fair value of the hypothetical derivative.

        As at September 2012, the effectiveness tests for the above mentioned hedges showed a 100% hedge effectiveness. The swaps showed a total negative fair value of US$43 million. The negative fair value of the currency leg of the swaps of US$21 million was booked to profit or loss to offset the unrealised corresponding foreign currency gain on the revaluation of the underlying hedged item. The remaining negative fair value of the interest leg of the swaps of US$22 million has been deferred in equity.

        In April 2011, Sappi entered into an IRS converting the fixed rate of 6.625% on the underlying US$350 million Senior Secured Notes due 2021 into variable rates. This hedge has been designated as a fair value hedge whereby changes in the fair value of the fixed rate debt including the principal par value as well as the first ten coupon payments (October 2011 until April 2016) resulting from fluctuations in the US LIBOR swap curve, are offset against the changes in the fair value of the hedging instrument. Changes in the fair value of the underlying debt attributable to changes in the credit spread are excluded from the hedging relationship. The carrying value of the hedged debt is adjusted to reflect the changes in fair value related to changes in interest rates only. This is offset by the change in fair value of the derivative which reflects changes in fair value related to both interest rate risk and credit risk. Sappi has determined at inception and in subsequent periods that the derivative is highly effective in offsetting the fair value exposure of the designated debt.

        At September 2012, the above mentioned fair value hedge was highly effective and the swaps had a positive fair value of US$21.9 million which has been offset by the negative fair value adjustment to the bonds of US$24.4 million, resulting in a net negative impact on the income statement of US$2.5 million.

        In April 2012, Sappi issued a new floating rate 2015 bond for an amount of ZAR750 million and at the same time the company entered into a floating to fixed interest rate swap. The notes and the interest rate swap are designated in a cash flow hedging relationship, allowing all mark-to-market valuations of the swap to be booked to equity. As all critical terms of the hedged item and the hedging instrument perfectly match, the hedge is expected to be highly effective.

        At September 2012, the hedge was highly effective and the swap had a negative fair value of US$2.8 million which has been deferred to equity.

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

for the year ended September 2012

29.2  Financial instruments (Continued)

Summary sensitivity analyses: external interest rate derivatives

        The following is a sensitivity analysis of the impact on profit or loss in US Dollar of a change in fair value of interest rate derivative instruments due to changes in the interest rate basis points ('bps'). The sensitivity analysis of floating rate debt, is carried out separately (see below).

IRCS converting fixed US Dollar rates into fixed Euro rates in US$ million:

Scenario Name	Base value	Scenario value	Change	% Change
-50 bps EURIBOR: 6-month	(1,031.8)	(1,056.8)	(25.0)	2.42
+50 bps EURIBOR: 6-month	(1,031.8)	(1,007.7)	24.1	(2.34)

Scenario Name	Base value	Scenario value	Change	% Change
-50 bps USD-LIBOR: 3-month	988.3	1,012.1	23.8	2.41
+50 bps USD-LIBOR: 3-month	988.3	965.2	(23.1)	(2.34)

        The derivatives convert fixed US Dollar interest payments of 7.75% and 8.375% into fixed Euro interest coupons as well as the redemption of principal amounts at maturity. The fair value of the instrument is subject to changes of both the inherent exchange rates and interest rates. Fair value changes of the derivative caused by currencies are neutralised by currency changes in the underlying external debt.

        For the period outstanding, the table above shows the impact that a shift of 50 bps on the LIBOR/EURIBOR curve would have on fair value. A decrease in the US Dollar LIBOR adds to the fair value, as does an increase of the EURIBOR. When the Euro and the US Dollar interest rates move the same way, the one roughly compensates the other. If the rates would drift in opposite directions, a shift of 50 bps would result in an impact of approximately US$48 million.

        The largest shift experienced over the last 12-month period was a negative net movement of 1.33%, due to an increase in US Dollar rates of 0.18% and a decrease in the Euro rates of 1.15%. Applied to the fair value as at the end of fiscal 2012, this would have resulted in a negative change in fair value of US$67 million.

Scenario Name	Base value	Scenario value	Change	% Change
-115 bps EURIBOR: 6-month	(1,031.8)	(1,090.1)	(58.3)	5.70
'+18 bps USD-LIBOR: 3-month	988.3	979.9	(8.4)	(0.85)

Total			(66.7)

        The above analysis measures the impact on profit or loss that a change in fair value of the interest rate derivatives would have if the specified scenarios were to occur.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

29.2  Financial instruments (Continued)

IRS converting fixed US Dollar rates into variable rates:

Scenario Name	Base value	Scenario value	Change	% Change
-50 bps USD-LIBOR: 3-month	(353.8)	(353.9)	(0.1)	0.03
+50 bps USD-LIBOR: 3-month	(353.8)	(353.7)	0.1	(0.03)

Scenario Name	Base value	Scenario value	Change	% Change
-50 bps ST-/LT+ USD-LIBOR—3 month	(353.8)	(353.9)	(0.1)	0.03
+50 bps ST+/LT- USD-LIBOR—3 month	(353.8)	(353.7)	0.1	(0.03)

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

IRS converting floating ZAR rates into fixed rates:

Scenario Name	Base value	Scenario value	Change	% Change
-50 bps USD-LIBOR: 3-month	(2.8)	(3.9)	(1.1)	39.29
+50 bps USD-LIBOR: 3-month	(2.8)	(1.7)	1.1	(39.29)

        The derivative converts floating ZAR interest payments into fixed ZAR interest coupons of 7.78%. The fair value of the instrument is subject to changes in ZAR interest rates.

        For the period outstanding, the table above shows the impact that a shift of 50 bps on the JIBAR curve would have on the fair value of the instrument.

Sensitivity analysis: interest rate risk—in case of a credit rating downgrade of Sappi

        The following table shows the sensitivity of securitisation debt to changes in the group's own credit rating. The on-balance sheet securitisation agreement (refer to note 20) stipulates that upon a downgrade of the corporate family rating of Sappi Limited below BB- by Standard & Poor's or a downgrade of the long-term issuer credit rating of Sappi Limited below Ba3 by Moody's, the transaction margin would increase by 25 basis points.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

29.2  FINANCIAL INSTRUMENTS (Continued)

        Please note that the change in value of the securitisation debt is included in the sensitivity analysis of floating rate debt in the table below:

Securitisation programme covering Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Trading	Notional	Impact on income statement of a one notch downgrade below current credit rating
	(US$ million)
Elektra Purchase N° 29 Ltd.	380	1

Impact calculated on total portfolio amounts to	0.30%

        The table below shows the sensitivity of certain fixed rate debt to changes in the group's own credit rating. The agreements of these specific external loans stipulate that if the company were downgraded below our current rating, an additional margin would be added to the contractual funding rate.

        External loan agreements sensitive to the group's own credit rating

	Notional	Impact on income statement of downgrade below BB 'secured' credit rating
	(US$ million)
Commitment fee on unused revolving credit facility	450	2
Interest on utilised bank syndicated loan	175	1

Sub-total	625	3

Impact calculated on total portfolio amounts to	0.39%

Sensitivity analysis: interest rate risk of floating rate debt

	Total	Fixed rate	Floating rate	Impact on income statement of 50 bps interest
		(US$ million)
Total debt	2,619	1,622	997	5

Ratio fixed/floating to total debt		62%	38%

        The floating rate debt represents 38% of total debt. If interest rates were to increase (decrease) by 50 bps, the finance cost on floating rate debt would increase (decrease) by US$5 million.

Currency risk

        Sappi is exposed to economic, transaction and translation currency risks. The objective of the group in managing currency risk is to ensure that foreign exchange exposures are identified as early as possible and actively managed.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

29.2  FINANCIAL INSTRUMENTS (Continued)

  –
  Economic exposure consists of planned net foreign currency trade in goods and services not yet manifested in the form of actual invoices and orders;

  –
  Transaction exposure arises due to transactions entered into, which result in a flow of cash in foreign currency such as payments under foreign currency long-term and short-term loan liabilities, purchases and sales of goods and services, capital expenditure and dividends. Where possible, commercial transactions are only entered in currencies that are readily convertible by means of formal external forward exchange contracts; and

  –
  Translation exposure arises when translating the group's assets, liabilities, income and expenditure into the group's presentation currency. Borrowings are taken out in a range of currencies which are based on the group's preferred ratios of gearing and interest cover based on a judgement of the best financial structure for the group. This gives rise to translation exposure on consolidation.

        In managing currency risk, the group first makes use of internal hedging techniques with external hedging being applied thereafter. External hedging techniques consist primarily of foreign currency forward exchange contracts. Foreign currency capital expenditure on projects must be covered as soon as practical (subject to regulatory approval).

Currency risk analysis

        In the preparation of the currency risk analysis, the derivative instrument has been allocated to the currency which the underlying instrument has been hedging.

	Total	Total in scope(1)	USD	EUR	ZAR	GBP	Other
	(US$ million)
September 2012
Financial assets
Other non-current assets	80	22	—	10	9	—	3
Non-current derivative financial assets(2)	22	22	22	—	—	—	—
Trade and other receivables	807	723	311	301	36	41	34
Current derivative financial assets(2)	—	—	—	—	—	—	—
Cash and cash equivalents	645	645	194	300	143	—	8

		1,412	527	611	188	41	45
Financial liabilities
Non-current interest-bearing borrowings	2,358	2,358	1,403	772	183	—	—
Non-current financial liabilities	46	46	(981)	1,024	3	—	—
Other non-current liabilities	605	1	1	—	—	—	—
Current interest-bearing borrowings	261	261	—	83	178	—	—
Overdraft	5	5	5	—	—	—	—
Current derivative financial liabilities(2)	1	1	—	(42)	64	1	(22)
Trade and other payables	1,005	784	167	364	240	—	13

		3,456	595	2,201	668	1	(9)

Foreign exchange gap		(2,044)	(68)	(1,590)	(480)	40	54

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

29.2  FINANCIAL INSTRUMENTS (Continued)

	Total	Total in scope(1)	USD	EUR	ZAR	GBP	Other
	(US$ million)
September 2011
Financial assets
Other non-current assets	104	25	—	12	9	—	4
Non-current derivative financial assets(2)	41	41	414	(411)	38	—	—
Trade and other receivables	831	735	284	351	21	39	40
Current derivative financial assets(2)	3	3	(2)	(52)	68	—	(11)
Cash and cash equivalents	639	639	130	225	278	1	5

		1,443	826	125	414	40	38
Financial liabilities
Non-current interest-bearing borrowings	2,289	2,289	975	1,042	272	—	—
Other non-current liabilities	553	2	2	—	—	—	—
Current interest-bearing borrowings	449	449	—	249	200	—	—
Overdraft	1	1	—	—	—	—	1
Current derivative financial liabilities(2)	10	10	9	—	—	1	—
Trade and other payables	1,065	840	145	475	208	—	12

		3,591	1,131	1,766	680	1	13
Foreign exchange gap		(2,148)	(305)	(1,641)	(266)	39	25

(1)
This refers to items that are within the scope of IAS 39.
(2)
The amount disclosed with respect to derivative instruments, reflects the currency which the derivative instrument is covering.

        The above table does not indicate the group's foreign exchange exposure, it only shows the financial instruments assets and liabilities classified per underlying currency.

        The group's foreign currency forward exchange contracts at September 2012 are detailed below:

		2012		2011
		Contract amount (notional amount)	Fair value (unfavourable) favourable	Contract amount (notional amount)	Fair value (unfavourable) favourable
		(US$ million)
Foreign currency
Bought:	US Dollar	6	—	4	—
	Euro	44	—	117	—
Sold:	US Dollar	(99)	—	(109)	(8)
	Euro	(27)	—	(21)	(1)
	ZAR	(64)	—	(100)	4

		(140)	—	(109)	(5)

        The fair value of foreign currency contracts was US$ nil at the end of the 2012 financial year. This amount was computed by the group using market data on that date.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

29.2  FINANCIAL INSTRUMENTS (Continued)

        All forward currency exchange contracts are valued at fair value with the resultant profit or loss included in net finance costs for the period.

        Forward exchange contracts are used to hedge the group against potential unfavourable exchange rate movements that may occur on recognised financial assets and liabilities or planned future commitments.

        The foreign currency forward exchange contracts have different maturities, with the most extended maturity date being September 2013.

        As at the year-end, there was an open exposure of US$43 million that has since been hedged.

Sensitivity analysis—(loss) gain

Base currency	Exposure	+10%	-10%
	(US$ million)
EUR	(15.3)	(1.4)	1.7
GBP	(4.5)	(0.4)	0.5
CHF	0.4	—	—
SEK	0.2	—	—
JPY	1.8	0.2	(0.2)
ZAR	(15.2)	(1.4)	1.7
Other currencies	(10.3)	(0.9)	1.1
TOTAL	(42.9)	(3.9)	4.8

        Based on the exposure as at the end of fiscal 2012, if the foreign currency rates had moved 10% upwards or downwards compared to the closing rates, the result would have been impacted by a loss of US$3.9 million or a gain of US$4.8 million respectively.

        During 2012, we have contracted non-deliverable average rate foreign exchange transactions for a total notional value of US$215 million which were used as an overlay hedge of export sales from South Africa. Since these contracts have all matured before the end of fiscal 2012, these constitute non-representative positions. The total impact on profit or loss was a gain of US$6.2 million.

Hedge accounting

1.     Fair value hedges

        In June 2009, a partial-term fair value hedging instrument that hedged the unsecured notes due 2012 and unsecured notes due 2032 was sold. The gain on the hedging instrument was capitalised to the bonds and, in accordance with IAS 39 Financial Instruments: Recognition and Measurement, was amortised over the shorter of the expected life of the bonds or the hedging instrument. The unsecured notes due 2012 were redeemed in fiscal 2011 which resulted in the related unamortised gain being released to profit or loss. In fiscal 2012, the remaining unamortised gain of US$3 million was released to profit or loss as the original term of the hedging instrument had expired.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

29.2  FINANCIAL INSTRUMENTS (Continued)

        In April 2011, Sappi Papier Holding issued US$350 million Senior Secured Notes due 2021. The fixed rates of the bonds were swapped into six-month US Dollar LIBOR rates set in advance. The hedge qualifies for fair value hedge accounting as all the material terms of the swaps match the terms of the underlying bond.

        The bonds and the swaps are revalued on a monthly basis and show movements in line with changing market conditions. All market movements are reversed over time and the fair value of the bonds will at maturity revert to the nominal amount of the bonds. As the swaps were contracted at the same time as the issuance of the bonds, the designated benchmark value of the bonds corresponds to the nominal amount. The only income statement impact will be any residual ineffectiveness, which is not expected to be material. The initial mark-to-market value of the swaps of US$2.1 million reflects the pricing of the swap and the difference between the mid-market curve, used for marking-to-market, and the effective market curve at which the swaps were contracted.

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

        In order to create a complete set of data for the regression analysis, both the hedging instrument and the hedged item are back-dated at inception date by creating a proxy trade. Actual historical three-month US Dollar LIBOR curves are used to generate net present values of the proxy trades. As time passes, REVAL will update the regression by adding new actual observations and excluding the same number of the oldest simulated observations from the data set.

        The prospective test is considered to be identical to the retrospective test, which implies that for the prospective test, the same past data (i.e. actual historical curves and remaining cash flows at each Sappi month-end date of the retrospective test) is used as for the retrospective test.

        The above swap was highly effective in a retrospective hedge effectiveness test.

        Changes in fair value will represent period-to-period changes in 'clean' fair value (accruals of interest excluded).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

29.2  FINANCIAL INSTRUMENTS (Continued)

        The following is an analysis of the impact on pre-tax profit or loss for the period based on the consolidated accounts translated at average rates:

	2012	2011
	At average rate favourable (unfavourable)	At average rate favourable (unfavourable)
	(US$ million)
Fair value hedges
Realised result on termination of interest rate swaps	—	1
Amortisation of de-designated hedges	3	18
Residual ineffectiveness	—	(3)

—gain on hedging instruments	3	19
—loss on hedged item	(3)	(22)

Total	3	16

2.     Cash flow hedges

Interest and currency swaps

        The fixed for fixed IRCS designated as a hedge of future cash flows linked to the underlying US$300 million Senior Secured Notes due 2014 was sold during 2012 resulting in a realised gain of US$2 million in the income statement and a cash inflow of US$43 million. The termination of the swap was the result of the early redemption of the underlying 2014 bond.

        In July 2012, Sappi entered into new fixed for fixed IRCS which have been designated as cash flow hedges of future cash flows linked to fixed rate debt denominated in foreign currency. The swaps correspond to the underlying US$400 million Senior Secured Notes due 2017 and to the US$300 million Senior Secured Notes due 2019. The swaps convert all future US$ cash flows to EUR.

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

        In order to measure retrospective hedge effectiveness, a hypothetical derivative with identical critical terms as the hedged item has been built as a perfect hedge. The periodic Dollar-offset retrospective hedge effectiveness test is based on the comparison of the actual past periodical changes in fair value between the hedging derivative and the hypothetical derivative. For effectiveness, the ratio of the periodic change in fair value of the hedging instrument since inception or since the last quarterly

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

29.2  FINANCIAL INSTRUMENTS (Continued)

measurement divided by the periodic change in fair value of the hypothetical derivative since inception or since the last quarterly measurement for the hedge must fall within the range of 80% to 125%. If, however, both changes in fair value are less than 1% of the notional amount of the IRCS, these changes in fair value are considered to be both immaterial and the hedge effectiveness test is met.

        The counterparties of the hedging instruments are tested for creditworthiness on a quarterly basis. If the credit risk of a given counterparty would fall under the minimum required rating, any positive fair value of the hedging instrument would be adjusted to cater for the additional credit risk. This would not affect the hypothetical derivative.

		2012		2011
	Hedged notional	Interest result deferred in other comprehensive income	Interest result reclassified to profit or loss	Hedged notional	Interest result deferred in other comprehensive income
	(US$ million)
Senior Secured Notes 2014 (terminated)	300	—	2	300	3
Senior Secured Notes 2017-2019	700	(22)	—	—	—

Interest rate swaps floating to fixed

        In April 2012, Sappi issued a new floating rate 2015 bond for an amount of ZAR750 million and at the same time the company entered into a floating to fixed interest rate swap. The notes and the interest rate swap are designated in a cash flow hedging relationship, allowing all mark-to-market valuations of the swap to be booked to equity. As all critical terms of the hedged item and the hedging instrument perfectly match, the hedge is expected to be highly effective. The accumulated gains and losses will be recycled to profit or loss in the same line as the hedged item at the moment the hedged item affects profit or loss (interest expense).

        Sappi uses REVAL to assess the fair value of the IRS and to measure the effectiveness of the cash flow hedge relationship.

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

        At September 2012, the hedge was highly effective and the swap had a negative fair value of US$2.5 million which was deferred to equity.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

29.2  FINANCIAL INSTRUMENTS (Continued)

Ngodwana Mill expansion—acquisition of property, plant and equipment in foreign currency

        Sappi started the expansion of its Ngodwana Mill in fiscal 2011 to increase its capacity to produce dissolving wood pulp. The group had a highly probable forecast transaction for the importation of property, plant and equipment from May 2011 which the group became firmly committed to in August 2011. The acquisition of the property, plant and equipment was hedged for foreign currency risk from May 2011 by forward exchange contracts which were designated as hedging instruments in a cash flow hedge.

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

        The total net gain recognised in equity through other comprehensive income as per fiscal 2012 amounts to US$0.5 million. This is only made up of an unrealised gain resulting from forward exchange contracts yet to mature. During fiscal 2012, a realised gain of US$2.8 million relating to matured forward exchange contracts was transferred from equity to fixed assets.

Saiccor Mill export sales

        Sappi is exposed to the economic USD foreign exchange risk related to export sales, primarily at its Saiccor Mill. Although the invoices are denominated in ZAR, the ZAR value is linked to the USD rate at the moment the sales are invoiced to the customer by Sappi Trading.

        In April 2012, Sappi entered into a cash flow hedge with the objective to eliminate the economic foreign exchange exposure linked to a portion of South African export sales from the order date until the invoicing date by hedging this foreign exchange exposure by non-deliverable forward exchange contracts which were designated as hedging instruments.

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

        During fiscal 2012, the hedge has been fully effective. A realised gain of US$5 million relating to matured non-deliverable forward exchange contracts was transferred from deferred equity to the operating result. There is no remaining unrealised mark-to-market result to equity as at September 2012.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

29.2  FINANCIAL INSTRUMENTS (Continued)

3.     Net investment hedges

        In February 2010, Sappi designated a hedge of a net investment for an indeterminate period of Sappi Papier Holding ('SPH') in SD Warren Holdings Corporation ('SFPNA') including all its subsidiaries and incorporating all net assets. The hedged risk is the currency risk associated with the spot retranslation of the net assets of the foreign operation into the functional currency of the consolidating parent entities at the level of which the hedge is designated, ie SPH for US Dollar-Euro spot exchange risk and Sappi Limited for US Dollar-ZAR spot exchange risk. The hedging instrument is non-derivative foreign currency external debt. At inception of the hedge, both the net investment in the foreign operation (as hedged item) and the foreign currency denominated debt (as hedging instrument) have been recorded at the spot rate in effect on the hedge designation date.

        Exchange differences linked to the subsequent revaluation of the foreign currency debt in the books of the entity holding the debt are deferred in other comprehensive income to the extent effective until the foreign operation is disposed of or liquidated. These exchange differences are recognised in the income statement on disposal or liquidation as part of the gain or loss on disposal.

        Ineffectiveness can only occur if the net investment carrying value of the foreign operation would fall below the designated amount of the hedging instruments. The net investment value of the foreign operation is validated each quarter. Ineffective gains and losses are booked directly to the income statement. As at the end of fiscal 2012, the hedge was 100% effective.

	2012		2011
	Hedged notional	Foreign exchange result deferred in other comprehensive income	Hedged notional	Foreign exchange result deferred in other comprehensive income
	(US$ million)
Bond 2021	28	—	28	—
Bond 2032	216	—	219	(3)

	244	—	247	(3)

Net investment value of Sappi Fine Paper North America	510		372

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

        The pulp swaps contracted in 2010 matured in January 2011 and no other pulp swaps have been contracted during fiscal 2012.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

29.2  FINANCIAL INSTRUMENTS (Continued)

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

Liquidity risk management

September 2012

			Undiscounted cash flows
	Total financial assets and liabilities(1)	Fair value of financial instruments	0-6 months	6-12 months	1-2 years	2-5 years	> 5 years	Total
	(US$ million)
Financial assets
Other non-current assets	22	22	12	—	—	4	7	23
Non-current derivative financial assets	22	22	3	3	7	12	—	25

Receive leg			12	11	23	47	—	93
Pay leg			(9)	(8)	(16)	(35)	—	(68)

Trade and other receivables	723	723	722	1	—	—	—	723
Current derivative financial assets	—	—	—	—	—	—	—	—

Receive leg			60	—	—	—	—	60
Pay leg			(60)	—	—	—	—	(60)

Cash and cash equivalents	645	645	645	—	—	—	—	645

			1,382	4	7	16	7	1,416
Financial liabilities
Interest-bearing borrowings	2,358	2,282	69	69	588	1,118	1,607	3,451
Non-current derivative financial liabilities	46	46	2	1	2	18	11	34

Pay leg			33	32	62	595	361	1,083
Receive leg			(31)	(31)	(60)	(577)	(350)	(1,049)

Other non-current liabilities	1	1	—	—	1	1	—	2
Interest-bearing borrowings	261	270	140	137	—	—	—	277
Overdraft	5	5	5	—	—	—	—	5
Current derivative financial liabilities	1	1	—	—	—	—	—	—

Pay leg			157	22	—	—	—	179
Receive leg			(157)	(22)	—	—	—	(179)

Trade and other payables	784	784	746	—	—	—	—	746

			962	207	591	1,137	1,618	4,515

Liquidity surplus (gap)			420	(203)	(584)	(1,121)	(1,611)	(3,099)

(1)
Refer to items that are inscope in terms of IAS39 Financial Instruments: Recognition and Measurement.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

29.2  FINANCIAL INSTRUMENTS (Continued)

(b)   Liquidity risk (Continued)

Liquidity risk management
September 2011

			Undiscounted cash flows
	Total financial assets and liabilities(1)	Fair value of financial instruments	0-6 months	6-12 months	1-2 years	2-5 years	> 5 years	Total
	(US$ million)
Financial assets
Other non-current assets	25	25	12	1	—	4	8	25
Non-current derivative financial assets	41	41	4	4	8	28	—	44

Receive leg			30	30	95	405	—	560
Pay leg			(26)	(26)	(87)	(377)	—	(516)

Trade and other receivables	735	735	735	—	—	—	—	735
Current derivative financial assets	3	3	2	1	—	—	—	3

Receive leg			72	24	—	—	—	96
Pay leg			(70)	(23)	—	—	—	(93)

Cash and cash equivalents	639	639	639	—	—	—	—	639

			1,392	6	8	32	8	1,446
Financial liabilities
Interest-bearing borrowings	2,289	2,460	85	85	380	1,511	1,333	3,394
Other non-current liabilities	2	2	—	—	1	1	—	2
Interest-bearing borrowings	449	463	372	99	—	—	—	471
Overdraft	1	1	1	—	—	—	—	1
Current derivative financial liabilities	10	10	10	—	—	—	—	10

Pay leg			222	—	—	—	—	222
Receive leg			(212)	—	—	—	—	(212)

Trade and other payables	840	840	791	9	—	—	—	800

			1,259	193	381	1,512	1,333	4,678

Liquidity surplus (gap)			133	(187)	(373)	(1,480)	(1,325)	(3,232)

(1)
Refer to items that are inscope in terms of IAS39 Financial Instruments: Recognition and Measurement.

Derivative financial instruments with maturity profile

        The following tables indicate the different types of derivative financial instruments for 2012 and 2011, included within the various categories on the face of the balance sheet.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

29.2  FINANCIAL INSTRUMENTS (Continued)

        The reported maturity analysis is calculated on an undiscounted basis.

					Maturity analysis(1)
					Undiscounted cash flows
Classes of derivative financial instruments	Total	Fair value hedge	Cash flow hedge	No hedge accounting	0-6 months	6-12 months	1-2 years	2-5 years	> 5 years
	(US$ million)
September 2012
ASSETS
Fair value of derivatives by risk factor
Interest rate risk
Interest rate swaps	22	22	—	—	3	3	7	12	—

—receiving leg	89	89	—	—	12	11	23	47	—
—paying leg	(67)	(67)	—	—	(9)	(8)	(16)	(35)	—

Foreign exchange risk
FX forward contracts	—	—	—	—	—	—	—	—	—

—receiving leg	60	—	—	60	60	—	—	—	—
—paying leg	(60)	—	—	(60)	(60)	—	—	—	—

LIABILITIES
Fair value of derivatives by risk factor
Interest rate risk
Interest rate swaps	3	—	3	—	1	—	1	1	—

—paying leg	19	—	19	—	4	3	4	9	—
—receiving leg	(16)	—	(16)	—	(3)	(3)	(3)	(8)	—

Foreign exchange risk
FX forward contracts	44	—	43	1	1	1	1	17	11

—paying leg	1,203	—	1,087	116	186	51	58	586	361
—receiving leg	(1,159)	—	(1,044)	(115)	(185)	(50)	(57)	(569)	(350)

(1)
The reported maturity analysis is calculated on an undiscounted basis.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

29.2  FINANCIAL INSTRUMENTS (Continued)

					Maturity analysis(1)
					Undiscounted cash flows
Classes of derivative financial instruments	Total	Fair Value Hedge	Cash flow Hedge	No Hedge Accounting	0-6 months	6-12 months	1-2 years	2-5 years	> 5 years
	(US$ million)
September 2011
Classes of derivative financial instruments
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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

29.2  Financial instruments (Continued)

Fair values (Continued)

        If quoted market prices are unavailable, the fair value of financial assets and financial liabilities is calculated using pricing models or discounted cash flow techniques. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate used is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, market related inputs are used to measure fair value at the balance sheet date.

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

			Categories according to IAS 39
Classes of financial instruments	Total balance	Out of scope IAS 39(1)	Fair value through profit or loss	Loans and receivables	Held to maturity	Available- for-sale	Total in scope	Fair value
	(US$ million)
September 2012
NON-CURRENT ASSETS
Other non-current assets(2)	80	58	—	2	—	20	22	22

Loans to associates (minority interests)		—	—	2	—	—	2	2
Club debentures		—	—	—	—	3	3	3
Investment funds		—	—	—	—	17	17	17
Other assets		58	—	—	—	—	—	—

Non-current derivative financial assets	22	—	22	—	—	—	22	22

CURRENT ASSETS
Trade and other receivables	807	84	—	723	—	—	723	723

Trade receivables		—	—	628	—	—	628	628
Other accounts receivable—current		84	—	95	—	—	95	95

Current derivative financial assets	—	—	—	—	—	—	—	—

Cash and cash equivalents	645	—	—	645	—	—	645	645

Overnight deposits and current accounts (including petty cash)		—	—	149	—	—	149	149
Time deposits (< 3 months)		—	—	444	—	—	444	444
Money market funds		—	—	52	—	—	52	52

(1)
This refers to items that are outside the scope of IAS 39.

(2)
Includes license fees and brands (refer to note 12).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

29.2  Financial instruments (Continued)

Fair values (Continued)

			Categories according to IAS 39
Classes of financial instruments	Total balance	Out of scope IAS 39(1)	Held for trading	Other financial liabilities	Total in scope	Fair value
	(US$ million)
September 2012
NON-CURRENT LIABILITIES
Interest-bearing borrowings	2,358	—	—	2,358	2,358	2,282

Bank loans payable (> 1 year)—including syndicated loans		—	—	26	26	26
Bonds		—	—	1,945	1,945	1,869
Financial leasing liabilities		—	—	10	10	10
Securitisation debt		—	—	377	377	377
Secured loans		—	—	—	—	—

Other non-current liabilities	605	604	—	1	1	1
Non-current derivative financial liabilities	46	—	46	—	46	46

CURRENT LIABILITIES
Interest-bearing borrowings	261	—	—	261	261	270

Bank loans payable (< 1 year)—including syndicated loans		—	—	130	130	132
Current portion of other non-current loans payable		—	—	120	120	126
Financial leasing liabilities		—	—	11	11	12

Overdraft
Bank overdrafts (< 3 months)	5	—	—	5	5	5

Current derivative financial liabilities	1	—	1	—	1	1

Trade and other payables	1,005	221	—	784	784	784

Accruals		221	—	229	229	229
Accounts payable to associates		—	—	—	—	—
Other accounts payable—current		—	—	555	555	555

(1)
This refers to items that are outside the scope of IAS 39.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

29.2  Financial instruments (Continued)

Fair values (Continued)

			Categories according to IAS 39
Classes of financial instruments	Total balance	Out of scope IAS 39(1)	Fair value through profit or loss	Loans and receivables	Held to maturity	Available- for-sale	Total in scope	Fair value
	(US$ million)
September 2011
NON-CURRENT ASSETS
Other non-current assets(2)	104	79	—	5	—	20	25	25

Loans to associates (minority interests)		—	—	3	—	—	3	3
Club debentures		—	—	—	—	3	3	3
Investment funds		—	—	2	—	17	19	19
Other assets		79	—	—	—	—	—	—

Non-current derivative financial assets	41	—	41	—	—	—	41	41

CURRENT ASSETS
Trade and other receivables	831	96	—	735	—	—	735	735

Trade receivables		—	—	700	—	—	700	700
Other accounts receivable—current		96	—	35	—	—	35	35

Current derivative financial assets	3	—	3	—	—	—	3	3

Cash and cash equivalents	639	—	—	639	—	—	639	639

Overnight deposits and current accounts (including petty cash)		—	—	271	—	—	271	271
Time deposits (< 3 months)		—	—	324	—	—	324	324
Money market funds		—	—	44	—	—	44	44

(1)
This refers to items that are outside the scope of IAS 39.

(2)
Includes license fees and brands (refer to note 12).

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

29.2  Financial instruments (Continued)

Fair values (Continued)

			Categories according to IAS 39
Classes of financial instruments	Total balance	Out of scope IAS 39(1)	Held for trading	Other financial liabilities	Total in scope	Fair value
	(US$ million)
September 2011
NON-CURRENT LIABILITIES
Interest-bearing borrowings	2,289	—	—	2,289	2,289	2,460

Bank loans payable (> 1 year)—including syndicated loans		—	—	78	78	80
Bonds		—	—	1,809	1,809	1,975
Financial leasing liabilities		—	—	22	22	25
Securitisation debt		—	—	368	368	368
Secured loans		—	—	12	12	12

Other non-current liabilities	553	551	—	2	2	2

Non-current derivative financial liabilities	—	—	—	—	—	—

CURRENT LIABILITIES
Interest-bearing borrowings	449	—	—	449	449	463

Bank loans payable (< 1 year)—including syndicated loans		—	—	93	93	93
Current portion of other non-current loans payable		—	—	197	197	211
Financial leasing liabilities		—	—	14	14	14
Secured loans (< 1 year)		—	—	145	145	145

Overdraft
Bank overdrafts (< 3 months)	1	—	—	1	1	1

Current derivative financial liabilities	10	—	10	—	10	10

Trade and other payables	1,065	225	—	840	840	840

Accruals		225	—	243	243	243
Accounts payable to associates		—	—	4	4	4
Other accounts payable—current		—	—	593	593	593

(1)
This refers to items that are outside the scope of IAS 39.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

29.2  Financial instruments (Continued)

Fair values (Continued)

Hierarchy of fair value measurements for financial instruments measured at fair value on the balance sheet:

	2012				2011
		Fair value hierarchy (in accordance with IFRS 7)				Fair value hierarchy (in accordance with IFRS 7)
	Total fair value				Total fair value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
	(US$ million)
NON-CURRENT ASSETS
Other non-current assets
Club debentures	3	3	—	—	3	3	—	—
Investment funds	17	17	—	—	17	17	—	—
Non-current derivative financial assets	22	—	22	—	41	—	41	—
CURRENT ASSETS
Current derivative financial assets	—	—	—	—	3	—	3	—

	42	20	22	—	64	20	44	—

NON-CURRENT LIABILITIES
Non-current derivative financial liabilities	46	—	46	—	—	—	—	—
CURRENT LIABILITIES
Current derivative financial liabilities	1	—	1	—	10	—	10	—

	47	—	47	—	10	—	10	—

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

for the year ended September 2012

29.2  Financial instruments (Continued)

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

        On average 53% of our trade receivables, including those off-balance sheet, are credit insured.

        Quantitative disclosures on credit risk are included in note 16 of the group annual financial statements.

30.  RELATED PARTY TRANSACTIONS

        Transactions between group companies, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

        Details of transactions between the group and other related parties are disclosed below:

	Sales of goods			Purchases of goods			Amounts owed by related parties		Amounts owed to related parties
	2012	2011	2010	2012	2011	2010	2012	2011	2012	2011
	(US$ million)
Joint ventures and associates:
— Jiangxi Chenming(1)	0.4	1.1	1.1	0.2	0.7	0.6	—	—	—	1.8
— Sapin SA	0.6	0.8	0.5	28.3	35.1	22.1	—	0.1	1.6	3.9
— VOF Warmtekracht(2)	—	—	10.8	—	—	7.1	—	—	—	—
— Umkomaas Lignin (Pty) Limited	8.2	6.5	5.6	0.3	0.4	0.3	1.0	0.8	—	—
— Papierholz Austria GmbH	—	—	—	96.0	105.1	90.5	—	—	5.3	0.2
— Energie Biberist AG ('EBAG')(3)	—	—	—	5.6	31.1	38.6	—	—	—	1.1

	9.2	8.4	18.0	130.4	172.4	159.2	1.0	0.9	6.9	7.0

(1)
The group disposed of its 34% shareholding in this entity during fiscal 2012.

(2)
The entity was acquired by Sappi in fiscal 2010 and is fully consolidated into the group accounts.

(3)
The group disposed of Sappi Schweiz AG during fiscal 2012. Sappi Schweiz AG held the 10% shareholding in EBAG.

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

30.  RELATED PARTY TRANSACTIONS (Continued)

Shareholders

        The company's shares are widely held by shareholders across the world. The principal shareholders of the company see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders".

Broad-based Black Economic Empowerment ('BEE') Transaction

        Refer to notes 17 and 28 for details of the BEE Transaction.

Key management personnel

        Key management personnel include our executive directors and prescribed officers. The details of key management personnel, including emoluments, interests in contracts and participation in The Sappi Limited Share Incentive Trust ('Scheme') and The Sappi Limited Performance Share Incentive Trust ('Plan') are disclosed in notes 33 to 35.

31.  EVENTS AFTER BALANCE SHEET DATE

        On 09 November 2012, Sappi announced the commencement of an offer to repurchase the remaining €31 million of its senior secured notes due 2014. The offer was accepted by 76% of the bond investors and the remaining amount has been called for repayment in December 2012.

32.  ENVIRONMENTAL MATTERS

        The group is subject to a wide range of environmental laws and regulations in the various jurisdictions in which it operates and these have tended to become more stringent over time. Violations of environmental laws could lead to substantial costs and liabilities, including civil and criminal fines and penalties. Environmental compliance is an increasingly important consideration for the group's businesses, and the group expects to continue to incur significant capital expenditures and operational and maintenance costs for environmental compliance, including costs related to reductions in air emissions such as carbon dioxide ('CO2') and other greenhouse gases ('GHG'), wastewater discharges and solid and hazardous wastes. The group closely monitors the potential for changes in pollution control laws and take actions with respect to its operations accordingly.

North America

        Sappi Fine Paper North America is subject to stringent environmental laws in the United States. These laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and their respective state counterparts and implementing regulations.

        On 29 June 2009, the Commissioner of the Department of Inland Fisheries and Wildlife, State of Maine (the 'Commissioner'), issued a decision requiring Sappi Fine Paper North America to install a fish passage at the Cumberland Mills dam associated with the Westbrook Mill, the most downriver dam on the Presumpscot River. Pursuant to a final order issued by the Commissioner, construction of the fish

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

32.  ENVIRONMENTAL MATTERS (Continued)

passage must be completed by 01 May 2013. Costs associated with construction and related engineering of this fish passage are estimated to be approximately US$4 million to US$5 million. The fish passage at the next dam upstream, the Saccarappa hydrofacility, must be operational two years after the Cumberland Mills dam fish passage is completed during the spring of 2015. Installation of the Cumberland Mills dam fish passage may also trigger, over a period of approximately ten years, the obligation to install fish passages for at least some of Sappi Fine Paper North America's other upstream hydrofacilities in order to allow natural fish migration and thus promote the restoration of native species to the river. The total cost of all fish passages associated with Sappi Fine Paper North America's dams along the Presumpscot River is estimated to be in the range of approximately US$18 million to US$28 million. This estimate includes costs expected to be incurred in the next several years for the fish passage on the Cumberland Mills dam and Saccarappa hydrofacility as well as estimated costs for the upstream fish passages which may be incurred in the future. As the construction of additional fish passages depends on several future contingencies, including the results of data gathering on fish populations in the river, Sappi Fine Paper North America does not know the precise timing for the incurrence of the related future costs, assuming such obligations are triggered.

        The group closely monitors state, regional and federal GHG initiatives and other regulatory developments in anticipation of any potential effects on our operations. Although the United States has not ratified the Kyoto Protocol and has not yet adopted a federal program for regulating GHG emissions, Congress has considered comprehensive federal legislation regarding climate change and various regional initiatives regarding emissions associated with climate change that are either in effect or proposed. In addition, the US Environmental Protection Agency ('USEPA') has finalised or proposed several rules relating to emissions reporting and emissions reductions, including rules issued in March 2011 known as "Boiler MACT" which would establish new standards for emissions of hazardous air pollutants from commercial and industrial boilers. In May 2011, the USEPA stayed the Boiler MACT rules until such time as the USEPA completes its reconsideration process or the various court proceedings are completed, whichever comes first. While a recent court decision has vacated the USEPA's stay of the rules, the USEPA has since issued a no action letter, indicating that it will not enforce technical violations of the Boiler MACT rule deadlines, at least until the earlier of 31 December 2012 or the effective date of the final reconsidered rules. It is not clear what the timing will be for completion or implementation of a revised rule. Capital expenditures, currently estimated to range between US$10 million and US$15 million, could be required for emissions control equipment at Sappi Fine Paper North America's mills in order to comply with the rules as proposed in March 2011 although the anticipated impact of the rules and the related costs may be subject to revision in the future, particularly in light of the on-going reconsideration process and litigation. The nature, scope and timing of any proposed legislation, including climate change legislation and other proposed rules regulating GHGs is highly uncertain and, currently, the group does not know what precise effect, if any, such legislation will have on its financial condition and operations.

Europe

        The group's European facilities are subject to extensive environmental regulation in the various countries in which it operates. The air emissions, water discharges and pollution control requirements of the permits of our mill operations in the European Union are based on Best Available Techniques ('BAT').

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

32.  ENVIRONMENTAL MATTERS (Continued)

These are defined in the BAT reference documents ('BREFs') of the Integrated Pollution Prevention and Control directive ('IPPC'). These documents are currently being revised but this exercise is taking longer than initially expected. The revised documents are expected to be adopted in early 2013.

        Other laws and regulations that apply to all of the group's facilities in the European Union include:

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

  •
  The EU Chemicals Regulation REACH (1907/2006/EC) intended to harmonise existing European and national regulations to provide better protection of human health and the environment is not directly applicable to the pulp and paper industry. It does, however, apply to a number of raw materials that we source. The group also registered some intermediate substances in its pulp production processes.

  •
  A timber and timber product regulation adopted by the European Commission, the obligations of which, will also apply to the group's European operations. The requirements apply as from 03 March 2013. The group believes that it is well prepared for these new requirements as it has an effective certification and risk assessment system in place which allows the group to trace wood and timber material back to its source.

  •
  An agreement with the national government in The Netherlands that we, together with other paper manufacturers, have signed to improve environmental management and further limit emissions.

        The countries within which Sappi operates in Europe have all ratified the Kyoto Protocol and Sappi Fine Paper Europe has developed a GHG strategy to comply with applicable GHG restrictions and to manage emission reductions cost effectively.

South Africa

        In Southern Africa, the environmental regulatory legal framework is still evolving, as is the enforcement process. The group works with government authorities in striving to find a balance between economic development and social and environmental considerations.

        The primary South African environmental laws affecting the group operations are:

  •
  The National Water Act that addresses the water shortages in South Africa and relates to the group's manufacturing and forestry operations. Abstraction of water, discharge of effluent and management of forests are all regulated under a licensing system in which first allocations go to, among other things, human consumption, before allocations are made to agriculture, industry and forestry. All water use is subject to a charge.

  •
  The National Environmental Management Act that provides for the integration of environmental considerations into all stages of any development process, and in particular, provides for the issuance of environmental authorisations and imposes a duty of care regarding environmental

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

32.  ENVIRONMENTAL MATTERS (Continued)

    harm. The Act includes a number of significant principles, such as prosecution of companies in the interest of the protection of the environment.

  •
  The National Environmental Management: Air Quality Act was promulgated at the beginning of 2005 and has now replaced the 1965 Atmospheric Pollution Prevention Act. The new Act will impose more stringent compliance standards on the group's operations in 2015 and then again in 2020.

  •
  The National Environmental Management: Waste Act was enacted on 01 July 2009. The Waste Act regulates the use, re-use, recycling and disposal of waste and regulates waste management by way of a licensing system.

  •
  The Kyoto Protocol: South Africa has ratified the Kyoto Protocol, which obligates signatory countries to take measures to reduce their greenhouse gas emissions through the initial commitment period. South Africa as a developing country does not presently have targets and timetable commitments. Obligations under the Kyoto Protocol have been extended by the member parties through a second commitment period which runs from 2013 until at least 2017.

        The requirements under these statutes and commitments, predominantly with respect to air emissions from our mills, will result in additional capital and operating expenditures, some of which may be significant. Newly enacted legislation in South Africa typically provides for a phase-in period for new standards. As a result, the impact on the group's mills of new standards contained in the Air Quality Act and the Waste Act is expected to be distributed over the next three to eight years. The group is in frequent contact with regulatory authorities during the phasing in of these requirements, in an attempt to manage the transition period.

        Environmental liability assessments were performed on a number of Sappi Southern African mills. It was concluded that there was no material environmental liability exposure for Sappi Southern Africa with regard to present operations. The landfill sites at the Enstra and Tugela mills could incur rehabilitation and remediation costs should Sappi Southern Africa decide to close these sites. The group believes that these sites will continue to operate into the foreseeable future. Landfill sites in South Africa are regarded as assets for continued operations and for commercial on-sale due to the scarcity of available air space as the government is reluctant to approve the development of new landfill sites. The group's Enstra Mill is located in a contaminant catchment area that is currently being investigated by the relevant authorities to possibly allocate responsibilities to different industries in respect of contributing to the remediation of this specific catchment. This is not expected to materialise within the next five years.

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

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

33.  DIRECTORS' AND PRESCRIBED OFFICERS' REMUNERATION (Continued)

        Non-executive directors' fees reflect their services as directors and services on various sub-committees on which they serve. The quantum of committee fees depends on whether the director is an ordinary member or a chairman of the committee. Non-executive directors do not earn attendance fees, however, additional fees are paid for attendance at board meetings in excess of the five scheduled meetings per annum.

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

	2012
	Board fees	Committee fees	Travel allowance	Total
	(US$)
M Feldberg(1)	87,290	55,410	12,000	154,700
J E Healey(2)	14,535	27,333	6,000	47,868
D Konar	36,066	68,037	6,000	110,103
B Radebe	36,066	11,715	6,000	53,781
A N R Rudd	61,753	52,164	9,000	122,917
K Osar	58,140	51,470	15,000	124,610
J McKenzie	36,066	34,223	6,000	76,289
D C Cronje	263,252	—	6,000	269,252
N P Mageza	36,066	30,439	6,000	72,505
R Thummer	61,753	26,082	11,900	99,735
M V Moosa	36,066	7,810	6,000	49,876
M A Fallon	61,753	23,618	9,000	94,371
G P F Beurskens	61,753	47,746	9,000	118,499

	850,559	436,047	107,900	1,394,506

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

33.  DIRECTORS' AND PRESCRIBED OFFICERS' REMUNERATION (Continued)

	2011
	Board fees	Committee fees	Travel allowance	Total
	(US$)
M Feldberg	84,750	53,800	11,600	150,150
J E Healey	56,450	99,020	11,600	167,070
D Konar	39,438	74,320	5,800	119,558
H C Mamsch(3)	14,692	13,697	—	28,389
B Radebe	39,438	12,791	5,800	58,029
A N R Rudd	58,769	49,638	11,600	120,007
K Osar	56,450	28,500	11,600	96,550
J McKenzie	39,438	37,368	5,800	82,606
D C Cronje	287,449	—	5,800	293,249
N P Mageza	39,438	33,236	5,800	78,474
R Thummer	58,769	24,819	11,600	95,188
M V Moosa	39,438	—	5,800	45,238
M A Fallon(4)	4,897	—	2,900	7,797
G P F Beurskens(5)	—	—	—	—

	819,416	427,189	95,700	1,342,305

	2010
	Board fees	Committee fees	Travel allowance	Total
	(US$)
D C Brink(6)	12,711	12,250	2,800	27,761
M Feldberg	66,600	49,183	14,000	129,783
J E Healey	55,100	75,000	14,000	144,100
D Konar	33,918	62,056	5,600	101,574
H C Mamsch	56,818	81,949	2,800	141,567
B Radebe	33,918	10,999	5,600	50,517
A N R Rudd	56,818	48,077	5,600	110,495
F A Sonn(6)	8,479	2,750	2,800	14,029
K Osar	55,100	27,500	11,200	93,800
J McKenzie	33,918	27,860	5,600	67,378
D C Cronje	235,662	—	2,800	238,462
N P Mageza(7)	25,438	18,572	2,800	46,810
R Thummer(8)	37,879	11,206	2,800	51,885
M V Moosa(9)	5,653	—	—	5,653

	718,012	427,402	78,400	1,223,814

(1)
Retires at the end of December 2012.

(2)
Retired in December 2011.

(3)
Retired in December 2010.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

33.  DIRECTORS' AND PRESCRIBED OFFICERS' REMUNERATION (Continued)

(4)
Appointed in September 2011.

(5)
Appointed in October 2011.

(6)
Retired in December 2009.

(7)
Appointed in January 2010.

(8)
Appointed in February 2010.

(9)
Appointed in August 2010.

Executive directors

        Our pay policy is to pay our executive directors a compensation package which is fair and equitable in comparison to their peers in the markets in which they live and work. They are generally paid in the currency of that country.

	2012
	Salary	Performance related remuneration(1)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Total
	(US$)
R J Boëttger(2)	759,126	483,471	8,162	219,316	1,470,075
M R Thompson(3)	354,001	228,274	111,106	180,086	873,467
S R Binnie(4)	83,361	53,282	2,583	25,232	164,458

	1,196,488	765,027	121,851	424,634	2,508,000

	2011
	Salary	Performance related remuneration(1)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Total
	(US$)
R J Boëttger	806,887	669,438	8,011	234,772	1,719,108
M R Thompson	401,038	288,872	11,794	211,616	913,320

	1,207,925	958,310	19,805	446,388	2,632,428

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

33.  DIRECTORS' AND PRESCRIBED OFFICERS' REMUNERATION (Continued)

	2010
	Salary	Performance related remuneration(1)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Total
	(US$)
R J Boëttger	710,148	908,619	7,605	206,244	1,832,616
M R Thompson	339,708	378,188	9,280	117,927	845,103

	1,049,856	1,286,807	16,885	324,171	2,677,719

(1)
In fiscal 2011 and 2010, performance related remuneration disclosed related to the year in which payment was made. In fiscal 2012, the performance related remuneration for the comparative periods have been adjusted to reflect the performance related remuneration earned in each year. The performance related remuneration for fiscal 2012 has been estimated based on the current year's performance.

(2)
R J Boëttger received a 6% increase on the South African portion, and a 4% increase on the off-shore portion of his salary.

(3)
M R Thompson received a 10% salary increase on the South African portion, and 4% increase on the off-shore portion of his salary. M R Thompson retired in August 2012 after reaching the mandatory retirement age.

(4)
S R Binnie was appointed in July 2012 as chief financial officer designate and was appointed as chief financial officer and Executive Director at the end of August 2012.

Despite salary increases, the weaker ZAR in the 2012 financial year meant that R J Boëttger and M R Thompson earned lower salaries in US Dollar terms.

        Please see compensation report elsewhere in this report for further information.

Details of directors' service contracts

        The executive directors have service contracts with notice periods of two years or less. These notice periods are in line with international norms for executive directors.

        None of the non-executive directors have service contracts with the company.

        None of the directors have provisions for predetermined compensation on termination of their contracts exceeding two years' gross remuneration and benefits-in-kind.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

33.  DIRECTORS' AND PRESCRIBED OFFICERS' REMUNERATION (Continued)

Prescribed officers(1)

        As with our executive directors, our pay policy is to pay our prescribed officers a compensation package which is fair and equitable in comparison to their peers in the markets in which they live and work. They are generally paid in the currency of that country.

	2012
	Salary	Bonuses and performance related payments(2)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Total
	(US$)
Officer 1	749,633	501,438	3,247	127,926	1,382,244
Officer 2	456,485	—	—	45,384	501,869
Officer 3	372,216	194,848	—	72,518	639,582
Officer 4	306,574	152,320	10,906	110,275	580,075
Officer 5	213,620	105,428	144,650	109,611	573,309
Officer 6	255,021	123,613	7,108	103,686	489,428
Officer 7	—	—	—	—	—
Officer 8	135,184	61,631	3,926	44,790	245,531

	2,488,733	1,139,278	169,837	614,190	4,412,038

	2011
	Salary	Bonuses and performance related payments(2)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Total
	(US$)
Officer 1	772,280	—	3,487	131,898	907,665
Officer 2	423,659	964,674	—	39,145	1,427,478
Officer 3	368,734	262,560	6,417	68,789	706,500
Officer 4	335,280	196,394	10,940	125,399	668,013
Officer 5	304,108	164,569	10,792	150,704	630,173
Officer 6	264,440	166,502	9,045	94,342	534,329
Officer 7	658,738	—	595	70,030	729,363

	3,127,239	1,754,699	41,276	680,307	5,603,521

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

33.  DIRECTORS' AND PRESCRIBED OFFICERS' REMUNERATION (Continued)

	2010
	Salary	Bonuses and performance related payments(2)	Sums paid by way of expense allowance	Contributions paid under pension and medical aid schemes	Total
	(US$)
Officer 1	728,937	364,740	3,415	100,418	1,197,510
Officer 2	411,320	391,576	—	22,482	825,378
Officer 3	266,197	317,555	3,746	27,123	614,621
Officer 4	287,719	267,110	8,812	85,824	649,465
Officer 5	260,322	222,697	9,263	92,340	584,622
Officer 6	231,353	225,295	2,246	80,261	539,155
Officer 7	360,735	359,782	2,835	88,832	812,184

	2,546,583	2,148,755	30,317	497,280	5,222,935

(1)
The prescribed officers of the group consist of M Gardner; R Hope (retired 30 June 2012); A Rossi; L Swartz; J Labuschagne (terminated 30 November 2011); M van Hoven; A Thiel and B Wiersum. They form the group executive committee together with the executive directors.

(2)
In fiscal 2011 and 2010, performance related remuneration disclosed related to the year in which payment was made. In fiscal 2012, the performance related remuneration for the comparative periods have been adjusted to reflect the performance related remuneration earned in each year. The performance related remuneration for fiscal 2012 has been estimated based on the current year's performance.

Due to the weaker ZAR in the 2012 financial year, the prescribed officers earned lower salaries in US Dollar terms.

34.     DIRECTORS' AND PRESCRIBED OFFICERS' INTERESTS

        The following table sets out each directors and prescribed officers interests in shares and other securities in Sappi Limited. For the purposes of this table, each directors and prescribed officers interests include shares that are owned either directly or indirectly as well as those shares in which

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

34.     DIRECTORS' AND PRESCRIBED OFFICERS' INTERESTS (Continued)

directors and prescribed officers have vested obligations to purchase or to repay loans in terms of the Sappi Limited Share Incentive Trust.

	2012			2011
	Direct interests		Indirect interests	Direct interests		Indirect interests
Director	Beneficial	Vested obligations to purchase or repay loans	Beneficial	Beneficial	Vested obligations to purchase or repay loans	Beneficial
Non-executive directors
R Thummer	7,542	—	—	7,542	—	—
M V Moosa(1)	—	—	626,998	—	—	626,998
Executive directors
R J Boëttger	140,307	—	—	122,038	—	—
M R Thompson(2)	34,612	—	—	20,517	39,600	—
Prescribed officers
Officer 1	35,695	—	—	11,000	—	—
Officer 2	24,695	—	—	—	—	—
Officer 3	24,532	—	—	13,419	—	—
Officer 4	18,173	—	—	12,243	—	—
Officer 5	122,645	—	—	109,737	39,600	—
Officer 6	52,345	—	—	47,184	2,200	—
Officer 7	—	—	—	24,105	22,000	—
Officer 8	—	—	—	—	—	—

Total	460,546	—	626,998	367,785	103,400	626,998

(1)
M V Moosa holds a 31.8% share of Lereko Investment (Pty) Ltd which holds a total of 1,971,693 Sappi Limited shares as part of the BEE Transaction described in notes 17 and 28. M V Moosa was appointed a director of the company after the conclusion of the BEE Transaction.

(2)
In fiscal 2011, M R Thompson purchased 142,000 of the Sappi Senior Secured Notes due 2014 at a total cost of €144,837.16. In August 2012, these notes were redeemed in terms of a compulsory redemption and termination of outstanding 2014 Notes as part of the 2012 refinancing.

        On 28 November 2012, M A Fallon purchased 5,000 Sappi shares at ZAR28.00 per share. Other than the aforementioned purchase of shares by M A Fallon, there has not been any changes in the direct or indirect beneficial interests of the directors and their associates between financial year-end and the date of this report.

Directors' interests in contracts

        Meyer Feldberg, a non-executive director of the company, disclosed his role as senior advisor of Morgan Stanley & Co. Limited, a financial advisor to Sappi, and Morgan Stanley South Africa (Pty) Limited, a transaction sponsor to Sappi Limited.

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

34.     DIRECTORS' AND PRESCRIBED OFFICERS' INTERESTS (Continued)

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

35.  DIRECTORS' AND PRESCRIBED OFFICERS' PARTICIPATION IN THE SAPPI LIMITED SHARE SCHEMES

Changes in executive directors' and prescribed officers' share options, allocation shares and performance shares before fiscal year-end

Executive directors

	R J Boëttger		M R Thompson		Total 2012	Total 2011
	Allocated price	Number of shares	Allocated price	Number of shares	Number of shares	Number of shares
Outstanding at beginning of year
Number of shares held		654,000		463,200	1,117,200	1,087,200

Issue 28a			ZAR 47.08	39,600
Issue 29			ZAR 46.51	39,600
Performance shares 32	ZAR 11.06	110,000	ZAR 11.06	88,000
Performance shares 34		154,000		88,000
Performance shares 35		195,000		120,000
Performance shares 36		195,000		88,000

Offered and accepted during the year
Performance shares 36						283,000
Performance shares 37		200,000		70,000	270,000

Paid for during the year
Number of shares		(55,000)		(44,000)	(99,000)	(110,000)

Returned, lapsed and forfeited during the year
Number of shares		(55,000)		(83,600)	(138,600)	(143,000)

Outstanding at end of year
Number of shares held		744,000		405,600	1,149,600	1,117,200

Issue 29			ZAR 46.51	39,600
Performance shares 34		154,000		88,000
Performance shares 35		195,000		120,000
Performance shares 36		195,000		88,000
Performance shares 37		200,000		70,000

Performance shares are issued when all conditions per note 28 are met. The position of participants in regard to the rights offer is also explained in note 28.
Expiry dates
Issue 29			13 December 2012
Performance shares 34			22 December 2012
Performance shares 35			09 December 2013
Performance shares 36			03 December 2014
Performance shares 37			02 December 2015

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

35.  DIRECTORS' AND PRESCRIBED OFFICERS' PARTICIPATION IN THE SAPPI LIMITED SHARE SCHEMES (Continued)

Prescribed officers

	Officer 1		Officer 2		Officer 3		Officer 4		Officer 5		Officer 6		Officer 7		Officer 8		Total 2012	Total 2011
	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	Allocated price	No of shares	No of shares	No of shares
Outstanding at beginning of year
Number of shares held		384,000		412,600		246,200		266,800		393,200		271,400		346,600		—	2,320,800	2,464,300

Issue 28			ZAR 47.08	11,000	ZAR 47.08	1,980	ZAR 47.08	33,000
Issue 28a									ZAR 47.08	39,600	ZAR 47.08	17,600	ZAR 47.08	22,000
Issue 29			ZAR 46.51	17,600	ZAR 46.51	4,620	ZAR 46.51	33,000	ZAR 46.51	39,600	ZAR 46.51	30,800	ZAR 46.51	28,600
Performance shares 32	ZAR 11.06	88,000			ZAR 11.06	39,600	ZAR 11.06	41,800	ZAR 11.06	77,000	ZAR 11.06	33,000	ZAR 11.06	88,000
Performance shares 33			ZAR 11.06	88,000
Performance shares 34		88,000		88,000		55,000		44,000		77,000		55,000		88,000
Performance shares 35		120,000		120,000		80,000		65,000		105,000		80,000		120,000
Performance shares 36		88,000		88,000		65,000		50,000		55,000		55,000

Offered and accepted during the year
Performance shares 36																		401,000
Performance shares 37		105,000		105,000		100,000		87,500		60,000		87,500		—		45,000	590,000

Paid for during the year
Number of shares		(44,000)		(44,000)		(19,800)		(20,900)		(38,500)		(16,500)		(44,000)		—	(227,700)	(216,700)

Returned, lapsed and forfeited during the year
Number of shares		(44,000)		(55,000)		(21,780)		(53,900)		(78,100)		(34,100)		(66,000)		—	(352,880)	(327,800)

Outstanding at end of year
Number of shares held		401,000		418,600		304,620		279,500		336,600		308,300		236,600		45,000	2,330,220	2,320,800

Issue 29			ZAR 46.51	17,600	ZAR 46.51	4,620	ZAR 46.51	33,000	ZAR 46.51	39,600	ZAR 46.51	30,800	ZAR 46.51	28,600
Performance shares 34		88,000		88,000		55,000		44,000		77,000		55,000		88,000
Performance shares 35		120,000		120,000		80,000		65,000		105,000		80,000		120,000
Performance shares 36		88,000		88,000		65,000		50,000		55,000		55,000
Performance shares 37		105,000		105,000		100,000		87,500		60,000		87,500				45,000

Performance shares are issued when all conditions per note 28 are met. The position of participants in regard to the rights offer is also explained in note 28.
Expiry dates
Issue 29					13 December 2012
Performance shares 34					22 December 2012
Performance shares 35					09 December 2013
Performance shares 36					03 December 2014
Performance shares 37					02 December 2015

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

35.  DIRECTORS' AND PRESCRIBED OFFICERS' PARTICIPATION IN THE SAPPI LIMITED SHARE SCHEMES (Continued)

Executive directors

Director		Date paid for	Number of shares paid for	Allocation price	Market value at date of payment
September 2012
R J Boëttger	Performance Plan 32	12 December 2011	25,000	ZAR 0.00	ZAR 25.20
	Performance Plan Rights 32	12 December 2011	30,000	ZAR 20.27	ZAR 25.20

			55,000

M R Thompson	Performance Plan 32	12 December 2011	20,000	ZAR 0.00	ZAR 25.20
	Performance Plan Rights 32	12 December 2011	24,000	ZAR 20.27	ZAR 25.20

			44,000

September 2011
R J Boëttger	Performance Plan 31a	10 August 2011	50,000	ZAR 0.00	ZAR 25.20
	Performance Plan Rights 31a	10 August 2011	60,000	ZAR 20.27	ZAR 25.20

			110,000

Prescribed officers

Prescribed officers		Date paid for	Number of shares paid for	Allocation price	Market value at date of payment
September 2012
Officer 1	Performance Plan 32	12 December 2011	20,000	ZAR 0.00	ZAR 25.20
	Performance Plan Rights 32	12 December 2011	24,000	ZAR 20.27	ZAR 25.20

			44,000

Officer 2	Performance Plan 32	12 December 2011	20,000	ZAR 0.00	ZAR 25.20
	Performance Plan Rights 32	12 December 2011	24,000	ZAR 20.27	ZAR 25.20

			44,000

Officer 3	Performance Plan 32	12 December 2011	9,000	ZAR 0.00	ZAR 25.20
	Performance Plan Rights 32	12 December 2011	10,800	ZAR 20.27	ZAR 25.20

			19,800

Officer 4	Performance Plan 32	12 December 2011	9,500	ZAR 0.00	ZAR 25.20
	Performance Plan Rights 32	12 December 2011	11,400	ZAR 20.27	ZAR 25.20

			20,900

Officer 5	Performance Plan 32	12 December 2011	17,500	ZAR 0.00	ZAR 25.20
	Performance Plan Rights 32	12 December 2011	21,000	ZAR 20.27	ZAR 25.20

			38,500

SAPPI

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (Continued)

for the year ended September 2012

35.  DIRECTORS' AND PRESCRIBED OFFICERS' PARTICIPATION IN THE SAPPI LIMITED SHARE SCHEMES (Continued)

Prescribed officers		Date paid for	Number of shares paid for	Allocation price	Market value at date of payment
Officer 6	Performance Plan 32	12 December 2011	7,500	ZAR 0.00	ZAR 25.20
	Performance Plan Rights 32	12 December 2011	9,000	ZAR 20.27	ZAR 25.20

			16,500

Officer 7	Performance Plan 32	12 December 2011	20,000	ZAR 0.00	ZAR 25.20
	Performance Plan Rights 32	12 December 2011	24,000	ZAR 20.27	ZAR 25.20

			44,000

September 2011
Officer 1	Performance Plan	29 January 2011	25,000	ZAR 0.00	ZAR 36.43
	Performance Plan Rights	29 January 2011	30,000	ZAR 20.27	ZAR 36.43

			55,000

Officer 2	Performance Plan	20 December 2010	19,000	ZAR 0.00	ZAR 33.80
	Performance Plan Rights	20 December 2010	22,800	ZAR 20.27	ZAR 33.80

			41,800

Officer 3	Performance Plan	31 May 2011	6,500	ZAR 0.00	ZAR 36.43
	Performance Plan Rights	31 May 2011	7,800	ZAR 20.27	ZAR 36.43

			14,300

Officer 4	Performance Plan	31 May 2011	7,000	ZAR 0.00	ZAR 36.43
	Performance Plan Rights	31 May 2011	8,400	ZAR 20.27	ZAR 36.43

			15,400

Officer 5	Performance Plan	31 May 2011	15,000	ZAR 0.00	ZAR 36.43
	Performance Plan Rights	31 May 2011	18,000	ZAR 20.27	ZAR 36.43

			33,000

Officer 6	Performance Plan	31 May 2011	6,000	ZAR 0.00	ZAR 36.43
	Performance Plan Rights	31 May 2011	7,200	ZAR 20.27	ZAR 36.43

			13,200

Officer 7	Performance Plan	31 May 2011	20,000	ZAR 0.00	ZAR 36.43
	Performance Plan Rights	31 May 2011	24,000	ZAR 20.27	ZAR 36.43

			44,000